14008286

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Bolivarian Republic of Venezuela
Exact name of registrant as specified in charter

0000103198
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2013
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

N/A
SEC file number, if available

S-__________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 30 2014
WASH, D.C.
194

Fiscal year ended December 31, 2013
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Caracas, Venezuela, on September 30, 2014.

BOLIVARIAN REPUBLIC OF VENEZUELA

By: [signature]
Beatriz H. Bolivar F.
Head of the National Public Credit Office of the Ministry of Popular Power for Economy, Finance and Public Sector Banks of the Bolivarian Republic of Venezuela

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Bolivarian Republic of Venezuela's Annual Report on Form 18-K for the year ended December 31, 2013 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

<u>Exhibit</u>

C. Copy of the 2014 Annual Budget of the Bolivarian Republic of Venezuela (in Spanish).

EXHIBIT C

REPÚBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2014

TITULO I

Disposiciones Generales

GACETA OFICIAL
DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

AÑO CXLI –MES II | **Caracas, 10 de diciembre de 2013** | **N° 6114 Extraordinario**

SUMARIO

ASAMBLEA NACIONAL

LA ASAMBLEA NACIONAL
DE LA REPÚBLICA BOLIVARIANA DE VENEZUELA

Decreta

la siguiente,

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2014

TÍTULO I

DISPOSICIONES GENERALES

CAPÍTULO I

De los Órganos de la República

Artículo 1. Los créditos presupuestarios aprobados en esta Ley para financiar los gastos corrientes, de capital y las aplicaciones financieras, así como el monto total señalado para cada órgano del Poder Público Nacional, constituyen los límites máximos de las autorizaciones para comprometer y causar gastos, a fin de cumplir con las metas previstas y se regirán por los principios y normas contenidos en el Título II de la Ley Orgánica de la Administración Financiera del Sector Público. Se considerarán gastos de capital, los previstos en la normativa que a tal efecto dicte la Oficina Nacional de Presupuesto.

La desagregación de los créditos del presupuesto de gastos y aplicaciones financieras, indicados en esta Ley, distribuidos por proyectos, acciones centralizadas y acciones específicas, se señalan a fines informativos para los órganos del Poder Ejecutivo Nacional.

Dicha desagregación, constituirá el límite máximo de las autorizaciones para gastar del Poder Legislativo Nacional, del Poder Judicial, del Poder Electoral, del Poder Ciudadano y sus órganos; en todo caso, estos órganos podrán implantar su propio sistema de modificaciones presupuestarias, para lo cual, deberán contar con la opinión técnica favorable de la Oficina Nacional de Contabilidad Pública y de la Oficina Nacional de Presupuesto, a los fines de su compatibilización con el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario y con el Sistema Integrado de Gestión y Control de las Finanzas Públicas, a cargo del Ministerio competente en materia de finanzas. Dicho sistema de modificaciones presupuestarias sólo tendrá vigencia para el ejercicio económico financiero en curso a partir de su aprobación, sin la cual toda modificación presupuestaria deberá ser aprobada por la Asamblea Nacional. En todo caso, las modificaciones que afecten los créditos presupuestarios correspondientes a las partidas y subpartidas a que se refiere el numeral 4 del artículo 87 del citado Reglamento N° 1, serán de aprobación exclusiva de la Oficina Nacional de Presupuesto.

Artículo 2. De acuerdo con lo establecido en el artículo 50 de la Ley Orgánica de la Administración Financiera del Sector Público, los órganos de la República remitirán la programación de la ejecución física y financiera de compromisos y desembolsos de sus presupuestos de gastos y aplicaciones financieras a la Oficina Nacional de Presupuesto y a la Oficina Nacional del Tesoro, respectivamente, de conformidad con las instrucciones que al efecto dicten, a excepción de lo correspondiente a sueldos, salarios, pensiones y jubilaciones en el primer trimestre del año, de los cuales informarán a las citadas Oficinas en un plazo que no excederá de quince (15) días continuos, contados a partir del inicio del ejercicio presupuestario.

Artículo 3. A través de la Oficina Nacional de Presupuesto, se formalizarán las solicitudes de traspaso de créditos presupuestarios, cuya aprobación compete a la Asamblea Nacional, formuladas por los respectivos órganos del Poder Público Nacional.

Las modificaciones presupuestarias que signifiquen incremento en el monto total del Presupuesto de Gastos de la República, requerirán autorización de la Asamblea Nacional y se tramitarán a través de la Oficina Nacional de Presupuesto, con indicación del o de los organismos afectados y las respectivas imputaciones presupuestarias. Las demás modificaciones del presupuesto de ingresos o de gastos no requerirán autorización de la Asamblea Nacional.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital; deberán ser justificadas por el órgano solicitante ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de conformidad con lo previsto en el primer aparte del artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

Cuando la fuente de financiamiento de un crédito adicional, provenga de una reprogramación de la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2014 u otra autorización especial de endeudamiento aprobada para el mismo año, autorizada por la Asamblea Nacional, no se requerirá otra autorización legislativa para su incorporación en el presupuesto de gastos de la República.

La Asamblea Nacional dispondrá de quince días continuos para decidir sobre las modificaciones presupuestarias sometidas a su consideración, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso, dicho órgano legislativo no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Presidente de la República o el Ejecutivo Nacional, según corresponda, decretará y ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 4. El funcionario a quién competa la aprobación de traspasos de gastos corrientes para gastos de capital, ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela, de acuerdo con las instrucciones que a tal efecto dicte la Oficina Nacional de Presupuesto.

Los ordenadores de compromisos y pagos de la República remitirán a la Asamblea Nacional, durante los primeros cinco días hábiles de cada mes, una relación de las modificaciones presupuestarias aprobadas por aquellos, o sus dependientes, en el mes anterior, señalando como mínimo la identificación del órgano, el proyecto o la acción centralizada, las partidas cedentes y receptoras y sus respectivos montos. En la misma oportunidad y forma, remitirán un ejemplar de la citada relación a la Oficina Nacional de Presupuesto, anexando copia de las modificaciones aprobadas.

El Jefe o Jefa de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional, durante los primeros cinco días hábiles de cada mes, una relación de los traspasos presupuestarios aprobados por él en el mes anterior, señalando los datos exigidos a los ordenadores de compromisos y pagos de la República.

Artículo 5. Los ordenadores de compromisos y pagos de la República deberán participar los resultados de su ejecución presupuestaria y de su gestión, a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoría Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten cada uno de estos órganos rectores en el ámbito de sus competencias, pudiendo ser dictadas conjuntamente; asimismo, remitirán a las Comisiones Permanentes de Finanzas y Desarrollo Económico y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco días continuos siguientes al vencimiento de cada trimestre, un informe de los resultados de su ejecución presupuestaria acumulada al término de dicho trimestre, comparándola con el Presupuesto, señalando lo comprometido, causado y pagado, con indicación expresa de lo ejecutado con el financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual u otras autorizaciones especiales de endeudamiento.

Artículo 6. Los ordenadores de compromisos y pagos de la República, velarán porque los contratos de servicios básicos, tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario y arrendamiento de inmuebles, se encuentren suscritos para el 31 de enero del año en que rijan, para la emisión de las órdenes de pago correspondientes. En dichos contratos se fijarán los montos a ser pagados periódicamente, así como la fecha o fechas de conciliación que se acuerden.

Las órdenes de pago se podrán emitir contra facturas de servicios, en aquellos casos en que los referidos contratos no se hayan firmado para la fecha señalada y los organismos indicados reciban dichos servicios; en todo caso, los contratos deberán suscribirse para el mes de febrero del mismo año.

El Ejecutivo Nacional establecerá los mecanismos para asegurar que los ordenadores de compromisos y pagos y los entes descentralizados funcionalmente de la República cumplan con ordenar los pagos periódicos correspondientes, así como los que se desprendan de las conciliaciones que realicen.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto prevea la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Artículo 7. Los ordenadores de compromisos y pagos realizarán los aportes patronales como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la Ley que rija la materia, mediante orden de pago cuyo monto mensual será aquél que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a pagar; dicha orden contendrá los elementos que al efecto exijan los órganos rectores de los Sistemas de Administración Financiera del Sector Público.

Sin menoscabo de lo dispuesto en el aparte anterior, los ordenadores de compromisos y pagos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero del año 2014, en cuyo caso harán las conciliaciones pertinentes con los organismos que correspondan, antes del 28 de noviembre del mismo ejercicio.

Las tesorerías de los entes recaudadores de las contribuciones de los subsistemas de seguridad social a que se refiere este artículo, recibirán los pagos que realicen los ordenadores de compromisos y pagos con cargo a órdenes directas contra el Tesoro Nacional y con cargo a los fondos previstos en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario, en forma separada, incluidas las retenciones que les realicen a los trabajadores.

La Contraloría General de la República, previo el procedimiento de Ley, aplicará las sanciones pertinentes a quienes incumplieren con los pagos a que se refiere este artículo.

Artículo 8. La adquisición de divisas destinadas a la compra de bienes y pago de servicios u otros en el exterior, con créditos presupuestarios asignados a los órganos del Poder Público Nacional, será tramitada conforme al cronograma que elaborarán conjuntamente la Oficina Nacional del Tesoro y el respectivo órgano; de haber dificultades transitorias de Tesorería para cumplir lo dispuesto en este artículo, se podrán emitir Letras del Tesoro, con vencimiento que no exceda al 31 de diciembre del año 2014. La Oficina Nacional del Tesoro depositará las divisas adquiridas preferentemente en una institución financiera del sector público. Antes de que se produzca la ordenación de los pagos correspondientes, los ordenadores de compromisos y pagos revisarán la suficiencia de los créditos presupuestarios, debiendo tramitar las modificaciones necesarias.

Artículo 9. Los ordenadores de compromisos y pagos, responsables de la ejecución presupuestaria con recursos provenientes de operaciones de crédito público, podrán dar inicio a la referida ejecución presupuestaria y cuando corresponda, tramitarán los pagos respectivos siempre que dichos recursos estén disponibles en el Tesoro Nacional. A tal efecto, la Oficina Nacional del Tesoro velará por el cumplimiento efectivo de dichos pagos.

Los órganos del Poder Público Nacional, deberán emitir las órdenes de pago correspondientes a las transferencias de los entes bajo su adscripción o tutela, que igualmente sean responsables de la ejecución de operaciones de crédito público, de tal forma que se cumpla con lo dispuesto en este artículo; estos órganos indicarán la fuente de financiamiento referida en las respectivas órdenes de pago. En los contratos también deberá indicarse dicha fuente, salvo que se trate de recursos provenientes de la fuente gestión fiscal.

CAPÍTULO II

De la Administración Descentralizada Funcionalmente

SECCIÓN PRIMERA

De los Entes Descentralizados Funcionalmente sin Fines Empresariales

Artículo 10. Además de los entes descentralizados funcionalmente sin fines empresariales a que se refiere el numeral 1 del artículo 7 de la Ley Orgánica de la Administración Financiera del Sector Público, se consideran entes descentralizados funcionalmente sin fines empresariales, los Institutos Autónomos, los Institutos Públicos, las personas jurídicas estatales de derecho público, asociaciones civiles y demás instituciones constituidas con fondos públicos o dirigidas por algunas de las personas referidas en el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, cuando el cincuenta por ciento o más de su presupuesto provenga de aportes efectuados por una o varias de las personas referidas en el precitado artículo, o de la recaudación de especies tributarias especialmente afectadas.

Las fundaciones constituidas con fondos públicos, independientemente de su dirección o del monto del aporte anual que reciban de los demás órganos o entes que conforman el sector público, se considerarán entes descentralizados funcionalmente sin fines empresariales y les serán aplicables las normas contenidas en la Ley Orgánica de la Administración Financiera del Sector Público, su Reglamento Nº 1, sobre el Sistema Presupuestario, las disposiciones de esta Ley y las normas dictadas por la Oficina Nacional de Presupuesto. Asimismo, a los solos efectos del proceso presupuestario, los Servicios Autónomos sin Personalidad Jurídica y los Servicios Desconcentrados aplicarán el régimen establecido para los entes descentralizados funcionalmente sin fines empresariales.

Artículo 11. Una vez promulgada esta Ley, las máximas autoridades de los entes descentralizados funcionalmente sin fines empresariales realizarán los ajustes respectivos a sus presupuestos. El proyecto así ajustado se convertirá en el presupuesto definitivo de recursos y egresos de cada uno de los entes, sin perjuicio de las modificaciones que se autoricen de conformidad con el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario. Este presupuesto definitivo, en cuanto a egresos se refiere, equivale a la respectiva distribución general de su presupuesto de gastos.

Hasta tanto no se realice el ajuste a que se refiere este artículo, los ordenadores de compromisos y pagos deberán abstenerse de emitir las órdenes correspondientes a los aportes previstos en esta Ley, debiendo adecuarlos a los objetivos y metas que sirvieron de fundamento para la formulación de sus respectivos presupuestos.

Las modificaciones a los presupuestos de los entes descentralizados funcionalmente sin fines empresariales, se realizarán de acuerdo con las normas contenidas en el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario. En tal sentido, los manuales sobre los sistemas de modificaciones presupuestarias de los referidos entes, se ajustarán a los parámetros establecidos en dicho Reglamento.

Artículo 12. Los entes descentralizados funcionalmente sin fines empresariales informarán trimestralmente a las Comisiones Permanentes de Finanzas y Desarrollo Económico y de Contraloría de la Asamblea Nacional, acerca de los resultados de su ejecución presupuestaria y de su gestión, con indicación expresa de lo ejecutado con financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual u otras autorizaciones especiales de endeudamiento, comparándola con el Presupuesto aprobado e indicando lo comprometido, causado y pagado, en un plazo que no excederá de veinticinco días continuos, contados a partir de la conclusión de cada trimestre.

La información a que se refiere este artículo, también será remitida a la Oficina Nacional de Presupuesto y a la Superintendencia Nacional de Auditoría Interna, ajustándose a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias.

Artículo 13. Los proyectos de presupuestos de los entes descentralizados funcionalmente sin fines empresariales, que se crearen o entren en funcionamiento durante la ejecución presupuestaria correspondiente al año de vigencia de esta Ley, deberán someterse a la consideración del Presidente de la República en Consejo de Ministros para su aprobación; a tal efecto, aplicarán las normas que regulan la formulación de los presupuestos de dichos entes, contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario y en las normas dictadas por la Oficina Nacional de Presupuesto.

Los entes descentralizados funcionalmente sin fines empresariales, que no se incluyeron en el Título III de esta Ley, someterán su presupuesto a la aprobación del Ejecutivo Nacional, a tal efecto, deberán aplicar las normas que regulan la formulación de los presupuestos de éstos.

La Oficina Nacional de Presupuesto, en representación del Ejecutivo Nacional, remitirá a la Comisión Permanente de Finanzas y Desarrollo Económico de la Asamblea Nacional, dentro de los diez días hábiles siguientes a la aprobación de los presupuestos previstos en este artículo, una copia del resumen de los documentos presupuestarios que se hubieren exigido para su inclusión en el Título III de esta Ley. Dicho resumen será publicado en la Gaceta Oficial de la República Bolivariana de Venezuela por la Oficina Nacional de Presupuesto.

SECCIÓN SEGUNDA

De las Sociedades Mercantiles del Estado y otros Entes Descentralizados Funcionalmente con Fines Empresariales

Artículo 14. Se regirán por esta sección las sociedades mercantiles del Estado y los demás entes estatales a que se refieren los numerales 8 y 9 del artículo 6 y el numeral 2 del artículo 7 de la Ley Orgánica de la Administración Financiera del Sector Público.

Artículo 15. Una vez que el Ejecutivo Nacional apruebe los presupuestos de los entes a que se refiere esta sección, la Oficina Nacional de Presupuesto ordenará la publicación de una síntesis de éstos en la Gaceta Oficial de la República Bolivariana de Venezuela, sin lo cual no podrán realizar operaciones de crédito público, en cuyo caso, los ordenadores de compromisos y pagos se abstendrán de emitir las correspondientes órdenes de pago.

Artículo 16. Los entes a que se refiere esta sección informarán acerca de los resultados de su ejecución presupuestaria y de gestión, a la Oficina Nacional de Presupuesto y a la Superintendencia Nacional de Auditoria Interna, conforme a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias.

Asimismo, remitirán sus estados financieros a la Oficina Nacional de Presupuesto y a la Oficina Nacional de Contabilidad Pública, dentro del primer trimestre del año siguiente al cierre de cada ejercicio presupuestario.

Los referidos entes remitirán a las Comisiones Permanentes de Finanzas y Desarrollo Económico y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco días continuos siguientes a la culminación de cada semestre, un informe acumulado de su gestión presupuestaria en cuanto a Proyectos y Acciones Centralizadas, comparándola con el Presupuesto aprobado.

Artículo 17. Los entes a que se refiere esta sección podrán elaborar y establecer su propio sistema de modificaciones presupuestarias, con apego a los lineamientos e instrucciones establecidas en la Ley Orgánica de la Administración Financiera del Sector Público, sus Reglamentos y las normas que al efecto dicte la Oficina Nacional de Presupuesto.

Hasta tanto no se apruebe el referido sistema de modificaciones presupuestarias, dichos entes se regirán por las Providencias o instructivos dictados por la Oficina Nacional de Presupuesto en esta materia.

Artículo 18. Las sociedades mercantiles del sector privado que se conviertan en entes regulados por esta Sección en virtud de haber sido adquiridas por alguno de los sujetos a que se refiere el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, en el curso del año de vigencia de esta Ley, podrán aplicar el sistema presupuestario utilizado antes de que se produjera la adquisición y hasta el 31 de diciembre de 2014, salvo que el Presidente de la República ordene un plazo menor. En cuanto al ejercicio presupuestario siguiente, deberán cumplir las disposiciones sobre la formulación presupuestaria de estos entes, previstas en la Ley Orgánica de la Administración Financiera del Sector Público, su Reglamento N° 1, sobre el Sistema Presupuestario y las normas dictadas al respecto por la Oficina Nacional de Presupuesto.

SECCIÓN TERCERA

Del Banco Central de Venezuela

Artículo 19. El Banco Central de Venezuela remitirá a la Oficina Nacional de Presupuesto, dentro de los primeros quince días del mes de enero, un ejemplar del presupuesto de ingresos y gastos operativos y de sus anexos aprobado por la Asamblea Nacional para el ejercicio económico financiero, a los fines de su inclusión en el Presupuesto Consolidado del Sector Público, así como para el seguimiento y evaluación de su ejecución; sin perjuicio de las facultades de la Contraloría General de la República, previstas en los artículos 81 y 82 de la Ley del Banco Central de Venezuela.

Artículo 20. El Banco Central de Venezuela informará los resultados de su gestión y de la ejecución de su presupuesto de ingresos y gastos operativos a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicte. Asimismo, aplicará las técnicas de formulación, programación, ejecución, seguimiento y evaluación presupuestaria dictadas para el Sector Público, de conformidad con lo previsto en la Ley Orgánica de la Administración Financiera del Sector Público, incluso lo relativo a los clasificadores de recursos y egresos a utilizarse.

Artículo 21. El Banco Central de Venezuela podrá implantar su propio sistema de modificaciones presupuestarias, el cual someterá a la aprobación de la Asamblea Nacional, previa opinión favorable de la Oficina Nacional de Presupuesto, en la misma oportunidad que presente su proyecto de presupuesto de ingresos y gastos operativos. Dicho sistema de modificaciones sólo regirá durante el ejercicio económico financiero 2014, sin el cual toda modificación presupuestaria deberá ser aprobada por la Asamblea Nacional.

Las autorizaciones de las modificaciones presupuestarias, que conforme a dicho sistema sean de aprobación interna del Banco Central de Venezuela, serán informadas a la Oficina Nacional de Presupuesto conforme a las instrucciones que a tal efecto dicte, y las que requieran aprobación de la Asamblea Nacional, en todo caso, se tramitarán a través de la referida oficina quien emitirá opinión sobre la modificación de que se trate.

Artículo 22. La Oficina Nacional de Presupuesto dictará las normas que rijan el proceso presupuestario del Banco Central de Venezuela, observando lo previsto en la Constitución de la República Bolivariana de Venezuela y en las leyes aplicables, dentro de los principios de libertad, justicia, igualdad, solidaridad, democracia participativa y protagónica, responsabilidad social y, en general, la preeminencia de los derechos humanos, la ética y el pluralismo político.

Artículo 23. El incumplimiento de las obligaciones previstas en esta Sección dará lugar a la aplicación de las sanciones establecidas en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal y demás normas aplicables.

SECCIÓN CUARTA

Disposiciones Comunes

Artículo 24. La constitución de sociedades mercantiles, fundaciones y asociaciones civiles, la suscripción o venta de acciones y la incorporación de nuevos accionistas del Sector Público, por los órganos del Gobierno Central, los Institutos Autónomos o Institutos Públicos, empresas del Estado, fundaciones y asociaciones civiles de carácter público a que se refiere el numeral 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, se informará a la Comisión Permanente de Finanzas y Desarrollo Económico de la Asamblea Nacional, a través de la Oficina Nacional de Presupuesto.

Artículo 25. Los entes descentralizados funcionalmente señalados en este Capítulo suscribirán los contratos por concepto de arrendamiento de inmuebles y por la prestación de servicios de electricidad, telecomunicaciones, gas, agua, aseo urbano y domiciliario antes del 14 de marzo del año 2014; asimismo, informarán al respectivo órgano de adscripción o tutela acerca de los contratos suscritos y los pagos que realicen a entes gubernamentales o empresas privadas por tales conceptos. En dichos contratos se fijarán los montos a ser pagados periódicamente, así como la fecha o fechas de conciliación que se acuerden.

La información a que se refiere este artículo se remitirá antes del 31 de marzo del año 2014, y se acompañará de la autorización correspondiente para que las empresas prestadoras de los servicios antes indicados, cobren la orden de pago que emitirá el órgano de adscripción o tutela, con cargo a la correspondiente transferencia asignada en esta Ley.

Si para la fecha mencionada en el aparte anterior, los organismos receptores de los servicios básicos, señalados en el encabezamiento de este artículo, no han informado a su respectivo órgano de adscripción o tutela, de la celebración de los contratos y pago de los servicios convenidos, éste se abstendrá de girar la transferencia correspondiente a los gastos de funcionamiento, hasta tanto reciba la información de los contratos suscritos o de los pagos efectuados por concepto de los servicios recibidos.

Los entes receptores de los servicios a que se refiere éste artículo, independientemente de que sean prestados por personas públicas o privadas, conciliarán los montos fijos pagados y el costo del servicio efectivamente prestado, dejando expresa constancia de que si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente, y en caso contrario, en el mismo lapso, exigirán el reintegro correspondiente o solicitarán la formalización del crédito por parte del ente prestador del servicio y su abono al saldo por concepto del referido servicio en el mes siguiente.

La Contraloría General de la República aplicará las sanciones a que hubiere lugar por incumplimiento de lo previsto en este artículo.

Artículo 26. Antes del 31 de enero del año 2014, los entes descentralizados funcionalmente señalados en este Capítulo informarán al Ministerio de adscripción o tutela, el monto anual que estimen pagar por concepto de aportes patronales, como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la Ley que rija la materia.

Asimismo, remitirán la autorización correspondiente para que el órgano de adscripción o tutela, con cargo a la transferencia asignada al respectivo ente en esta Ley, emita la orden de pago autorizada, con instrucciones de ser depositada en la cuenta que a tal efecto sea designada para recibir los citados aportes.

Para el día 28 de noviembre de 2014, los órganos beneficiarios de las órdenes de pago conciliarán el monto pagado y el real. Si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

Artículo 27. Los entes señalados en la sección primera y segunda de este Capítulo actualizarán sus manuales sobre el sistema de modificaciones presupuestarias en la oportunidad que acuerde la Oficina Nacional de Presupuesto (ONAPRE) mediante providencia o instructivos. Una vez que al ente le sea requerida la actualización correspondiente, sus modificaciones presupuestarias se regirán por las disposiciones contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario o en la normativa dictada por la Oficina Nacional de Presupuesto (ONAPRE), hasta tanto sea aprobado dicho manual.

CAPÍTULO III

De los Entes Descentralizados Territorialmente

SECCIÓN PRIMERA

Del Distrito Capital y del Territorio Insular Francisco de Miranda

Artículo 28. El Distrito Capital, el Territorio Insular Francisco de Miranda y sus entes descentralizados funcionalmente, con o sin fines empresariales, aplicarán lo establecido en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario, en cuanto a formulación, clasificadores, ejecución y modificaciones a sus presupuestos.

Respecto del presupuesto del Distrito Capital y del Territorio Insular Francisco de Miranda, corresponderá a su Jefe o Jefa de Gobierno las mismas atribuciones que se confieren en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario a las máximas autoridades de los órganos de la República.

Artículo 29. A través de la Oficina Nacional de Presupuesto, se formalizarán las solicitudes de traspaso de créditos presupuestarios formuladas por los entes territoriales a que se refiere esta sección, cuya aprobación compete a la Asamblea Nacional.

Las modificaciones presupuestarias que signifiquen incremento en el monto total del presupuesto de gastos de los entes territoriales a que se refiere esta sección, requerirán autorización de la Asamblea Nacional y se tramitarán a través de la Oficina Nacional de Presupuesto, con indicación de la respectiva imputación presupuestaria.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital, deberán ser justificadas por el ente territorial ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de manera análoga a lo previsto en el artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

La Asamblea Nacional dispondrá de quince días continuos para decidir sobre las modificaciones presupuestarias sometidas a su consideración, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso dicho órgano legislativo no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Jefe o Jefa de Gobierno del Distrito Capital decretará y ordenará la publicación, tanto del acuerdo de la Asamblea Nacional como del decreto que se dicte, en la Gaceta Oficial del Distrito Capital. El Jefe o Jefa de Gobierno del Territorio Insular Francisco de Miranda decretará y ordenará la publicación correspondiente en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 30. El Jefe o Jefa de Gobierno de los entes territoriales, a que se refiere esta sección, remitirá a la Oficina Nacional de Presupuesto, durante los primeros cinco días hábiles de cada mes, una relación de las modificaciones presupuestarias aprobadas internamente en el mes anterior, señalando como mínimo la identificación del órgano, el proyecto o acción centralizada, las partidas cedentes y receptoras y sus respectivos montos.

El Jefe o Jefa de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional, durante los primeros cinco días hábiles de cada mes, una relación de los traspasos presupuestarios que haya aprobado en el mes anterior, la cual contendrá la misma información exigida al ente territorial.

Artículo 31. El Jefe o Jefa de Gobierno del ente territorial, a que se refiere esta sección, participará a la Oficina Nacional de Presupuesto los resultados de su ejecución presupuestaria y de su gestión, conforme a las instrucciones que dicte la referida Oficina Nacional; asimismo, remitirá a las comisiones Permanentes de Finanzas y Desarrollo Económico y de Contraloría de la Asamblea Nacional, dentro de los treinta días continuos siguientes al vencimiento de cada trimestre, un informe de los resultados de su ejecución presupuestaria acumulada al término de dicho trimestre, comparándola con el Presupuesto, señalando lo comprometido, causado y pagado.

Artículo 32. El Distrito Capital y el Territorio Insular Francisco de Miranda velarán porque los contratos de servicios básicos tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario y arrendamiento de inmuebles, se encuentren debidamente suscritos para la emisión de las órdenes de pago correspondientes; en los casos en que se hayan suscrito dichos contratos y los servicios fueren recibidos, las órdenes de pago se podrán emitir contra facturas de servicios.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto prevé la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Artículo 33. En los Presupuestos de Gastos del Distrito Capital y del Territorio Insular Francisco de Miranda se incorporará un crédito denominado "Rectificaciones al Presupuesto", cuyo monto será equivalente al uno por ciento (1%) de los ingresos ordinarios estimados en el mismo presupuesto. El Jefe o Jefa de Gobierno del ente territorial podrá disponer de este crédito con las mismas limitaciones y formalidades previstas en el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público. La decisión que tome el Jefe o Jefa de Gobierno del Distrito Capital o del Territorio Insular Francisco de Miranda en la cual dispongan del crédito mencionado en este artículo será publicada en la Gaceta Oficial del Distrito Capital o en la Gaceta Oficial de la República Bolivariana de Venezuela respectivamente.

SECCIÓN SEGUNDA

De los Estados, de los Distritos y de los Municipios

Artículo 34. Sin perjuicio de lo establecido en el artículo 62 de la Ley Orgánica de la Administración Financiera del Sector Público, los Gobernadores de Estado, y los Alcaldes del Área Metropolitana de Caracas, de los Distritos y Municipios, remitirán directamente al Ministerio competente en materia de

Relaciones Interiores y Justicia y a la Oficina Nacional de Presupuesto, dentro de los treinta días hábiles siguientes al fin de cada trimestre, las modificaciones presupuestarias aprobadas, así como un informe sobre la ejecución del presupuesto, de conformidad con las normas técnicas que dicte la Oficina Nacional de Presupuesto.

En dicho informe, deberán distinguirse los créditos comprometidos, causados y pagados por los Estados, Área Metropolitana de Caracas, Distritos y Municipios para la ejecución de planes en coordinación con los órganos y entes nacionales. Igualmente, deberán distinguirse los ingresos derivados de su potestad tributaria, sancionadora y demás actividades económicas propias, que hubieren recaudado en dicho período hasta el nivel de desagregación que les requiera la Oficina Nacional de Presupuesto.

Asimismo, deberá reflejar la información sobre ejecución de los proyectos financiados con los recursos provenientes del Fondo de Compensación Interterritorial y los que devenguen por cualquier otra transferencia derivada de Leyes especiales o acordada discrecionalmente por el Poder Público Nacional.

Artículo 35. Quienes fueren responsables de la consolidación y envío de la información a que se refiere el artículo anterior y no lo realizaren oportunamente, serán sujetos de suspensión del pago de salarios, sueldos, dietas u otras remuneraciones, hasta tanto cumplan con la referida obligación.

Los órganos de control fiscal nacionales, estadales, metropolitanos, distritales o municipales velarán por el cumplimiento de esta disposición e impondrán las sanciones correspondientes a quienes incumplan la misma o, en contravención de esta norma, ordenen o efectúen los pagos cuya suspensión se indica.

Artículo 36. Los Gobernadores remitirán al Ministerio competente en materia de Salud, dentro de los treinta días continuos siguientes al final de cada trimestre, un informe sobre las transferencias que reciban, el cual contendrá la ejecución física y financiera correspondiente al sector salud.

En dicho informe, deberán distinguirse los créditos comprometidos, causados y pagados por estas entidades para el cumplimiento y ejecución de los planes de salud, elaborados coordinadamente con el referido Ministerio.

Queda sujeto al cumplimiento de la obligación prevista en este artículo, la entrega de los recursos asignados a los Estados en virtud de convenios de transferencia de competencias en materia de salud.

CAPÍTULO IV

Otras Disposiciones

Artículo 37. Los órganos y entes del Poder Público Nacional, con créditos asignados en esta Ley, están obligados a depositar los recursos que reciban, como provisiones de fondos permanentes o por transferencias, en cuentas a nombre de dichos órganos y entes, abiertas en instituciones financieras reguladas por la Ley de Instituciones del Sector Bancario o en otras leyes especiales. La Oficina Nacional del Tesoro establecerá los mecanismos, trámites e instrucciones necesarias para el cumplimiento de esta disposición.

En caso de que se produzcan rendimientos, los órganos de la República deberán ingresarlos al Tesoro Nacional dentro de los diez (10) primeros días hábiles del mes siguiente al que fueron generados. Los entes descentralizados funcionalmente podrán capitalizar los rendimientos obtenidos o disponer de los mismos, de conformidad con las previsiones legales y demás normas aplicables; o a requerimiento del Presidente de la República, transferirlos al Tesoro Nacional o a otro ente descentralizado funcionalmente, previo el trámite de las modificaciones presupuestarias a que hubiere lugar.

La Contraloría General de la República aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

Artículo 38. Las máximas autoridades de los órganos de la República, el Jefe o Jefa de Gobierno del Distrito Capital o del Territorio Insular Francisco de Miranda y las autoridades competentes de los entes descentralizados funcionalmente de la República, del Distrito Capital o del Territorio Insular Francisco de Miranda, no podrán aprobar nuevas escalas de sueldos y salarios, ni suscribir convenciones colectivas, sin la certificación expedida por la Oficina Nacional de Presupuesto, en la cual conste que cuentan con recursos presupuestarios para su cumplimiento.

Dicha certificación será igualmente necesaria para los órganos y entes que soliciten al Presidente de la República, en Consejo de Ministros, la autorización de escalas especiales, de conformidad con la norma que rige la materia, y para que los directorios, máximas autoridades o quienes representen acciones o participaciones de la República en entes descentralizados funcionalmente, con o sin fines empresariales, puedan suscribir convenciones colectivas.

En todo caso, las convenciones colectivas que impliquen erogaciones que afecten el ejercicio presupuestario vigente o los siguientes deberán ser aprobadas por el Presidente de la República en Consejo de Ministros, de conformidad con el artículo 447 de la Ley Orgánica del Trabajo, los Trabajadores y las Trabajadoras.

La Contraloría General de la República aplicará las sanciones legales pertinentes a quienes incumplan con lo previsto en este artículo.

Artículo 39. De conformidad con lo establecido en el artículo 27 de la Ley que establece el Impuesto al Valor Agregado, la alícuota impositiva general a aplicarse en el Ejercicio Fiscal del año 2014 se fija en doce por ciento (12%), y la alícuota impositiva para las operaciones a que se refiere el artículo 63 de la mencionada Ley se fija en ocho por ciento (8%). Quedan a salvo actividades, negocios jurídicos u operaciones realizadas en las zonas libres, puertos libres y zonas francas, que de conformidad con lo establecido en la Ley estén exentas del mencionado impuesto o deban aplicar una alícuota distinta.

Las modificaciones durante la ejecución del ejercicio presupuestario a las alícuotas del Impuesto al Valor Agregado establecidas en esta Ley requerirán una reforma de la Ley que establece el Impuesto al Valor Agregado. En ningún caso dicha modificación supondrá la reforma de las Disposiciones Generales de esta Ley.

Artículo 40. De conformidad con lo establecido en el numeral 3 del artículo 48 de la Ley Orgánica de Hidrocarburos, la alícuota del Impuesto de Consumo General durante el Ejercicio Fiscal del año 2014, se fija en treinta por ciento (30%).

Artículo 41. El Presidente de la República podrá dictar normas especiales para la tramitación y aprobación de las modificaciones presupuestarias, dentro de los límites máximos de las autorizaciones para comprometer y causar gastos previstas en esta Ley para cada fuente de financiamiento, a fin de atender situaciones coyunturales. Dichas normas podrán establecer un régimen distinto del previsto en el Reglamento N° 1 de la Ley Orgánica de la

Administración Financiera del Sector Público, sobre el Sistema Presupuestario y sólo tendrán vigencia en el ejercicio económico financiero en que fueren dictadas, a partir de su aprobación y publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 42. Las denominaciones de los órganos y entes que se creen o modifiquen por aplicación de los instrumentos jurídicos que entren en vigencia, se entenderán adecuadas a esta Ley. En tal sentido, se faculta al Ejecutivo Nacional para que a través de la Oficina Nacional de Presupuesto realice las modificaciones presupuestarias pertinentes, aún aquellas que aumenten los conceptos señalados en el artículo 1 de esta Ley, sin aumentar el límite máximo del total del gasto autorizado en la misma.

REPÚBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2014

TITULO II

Presupuesto de Ingresos y Gastos y Operaciones de Financiamiento de la República

TÍTULO II

PRESUPUESTOS DE INGRESOS, GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LA REPÚBLICA

CAPÍTULO I

Presupuesto de Ingresos y Fuentes de Financiamiento de la República

Artículo 43. La estimación de los Ingresos y Fuentes de Financiamiento de la República para el Ejercicio Fiscal 2014, asciende a la cantidad de **QUINIENTOS CINCUENTA Y DOS MIL SEISCIENTOS TREINTA Y DOS MILLONES QUINIENTOS CINCUENTA Y TRES MIL CUATROCIENTOS SESENTA Y UN BOLÍVARES (Bs. 552.632.553.461).**

CONCEPTO	BOLÍVARES
A. INGRESOS CORRIENTES	**439.870.577.965**
A.1. INGRESOS CORRIENTES ORDINARIOS	**439.870.577.965**
1. PETROLEROS	**114.596.077.865**
1.1. INGRESOS TRIBUTARIOS	**37.910.284.071**
IMPUESTOS DIRECTOS	**37.910.284.071**
– Impuesto a empresas de hidrocarburos públicas - Petróleos de Venezuela, S.A. Casa Matriz y otras filiales (Pdvsa)	37.910.284.071
1.2. INGRESOS NO TRIBUTARIOS	**76.685.793.794**
– Ingresos del dominio petrolero	**70.685.793.794**
Regalías	64.445.139.322
Impuesto superficial de hidrocarburos	228.927.270
Impuesto de Extracción	5.797.727.202
Impuesto de registro de exportación	214.000.000

– Utilidades, rentas y dividendos	**6.000.000.000**
Utilidades de acciones y participaciones de capital de entes descentralizados con fines empresariales petroleros - Dividendos de Petróleos de Venezuela, S.A. (Pdvsa)	6.000.000.000
2. NO PETROLEROS	**325.274.500.100**
2.1. INGRESOS TRIBUTARIOS	**322.040.014.194**
IMPUESTOS DIRECTOS	**82.080.858.082**
– Impuesto sobre la renta a personas jurídicas	**77.031.251.260**
Impuesto sobre la renta a otras personas jurídicas	76.846.837.071
Reparos administrativos a otras personas jurídicas	184.414.189
– Impuesto sobre la renta a personas naturales	**4.489.435.661**
Impuesto sobre la renta a personas naturales	4.482.312.704
Reparos administrativos por impuesto sobre la renta a personas naturales	7.122.957
– Impuesto sobre herencias, legados y regalos	**560.171.161**
Impuestos sobre sucesiones, donaciones y demás ramos conexos	101.224.107
Reparos administrativos a impuesto sobre sucesiones, donaciones y demás ramos conexos	458.947.054
IMPUESTOS INDIRECTOS	**239.959.156.112**
– Impuestos de importación	**22.634.442.708**
Impuesto de importación ordinario	22.367.895.856
Impuesto de importación de bultos postales	6.478.242
Impuesto interno por la importación de alcoholes y bebidas alcohólicas	260.068.610
– Impuestos sobre la producción, el consumo y transacciones financieras	**217.169.634.085**
Impuesto al valor agregado (neto)	193.066.225.771
Impuesto sobre licores	5.566.157.081
Impuesto sobre cigarrillos	11.639.022.745
Impuesto al consumo propio de gasolina	1.874.794
Impuesto al consumo general a la gasolina	315.770.780
Impuesto al consumo propio de otros derivados del petróleo	856.025.523
Impuesto al consumo general de otros derivados del petróleo	3.630.807.391
Impuesto sobre telecomunicaciones	2.093.750.000

–Impuestos a las actividades de juegos de envite o azar	**155.079.319**
Impuestos sobre casinos y salas de bingo	104.696.368
Impuestos de explotación de máquinas traganíqueles	49.709.254
Reparos administrativos impuesto casinos, salas de juego y máquinas traganíqueles	673.697
2.2. INGRESOS NO TRIBUTARIOS	**2.223.162.404**
–Ingresos por Tasas	**2.065.330.023**
*** Servicios de aduana**	**1.728.714.478**
Servicios de aduana	1.668.891.209
Habilitación de aduanas	54.705.180
Derechos de almacenaje	3.898.259
Corretaje de bultos postales	90
Servicios de consulta sobre clasificación arancelaria, valoración aduanera y análisis de laboratorio	1.219.740
*** Servicio de telecomunicaciones**	**115.103.493**
*** Bandas de garantía, cápsulas y sellos**	**129.499.816**
*** Timbres fiscales**	**72.484.132**
*** Servicios sociales y administrativos**	**19.528.104**
–Ingresos del dominio minero	**157.832.381**
* Hierro	21.211.166
* Otros minerales	82.997.421
* Regalía minera de oro	53.623.794
2.3. INGRESOS DE LA PROPIEDAD	**603.771**
–Utilidades, dividendos, alquileres y otros ingresos de la propiedad	**603.771**
* Alquileres	603.771
2.4. OTROS INGRESOS	**1.010.719.731**
–Diversos Ingresos	**83.779.671**
* Multas por varios ramos	28.560.836
* Intereses moratorios	55.142.929
* Reparos fiscales	75.906
–Otros ingresos ordinarios	**926.940.060**

B. FUENTES DE FINANCIAMIENTO	**112.761.975.496**
B.1. INCREMENTO DE PASIVOS	**112.761.975.496**
1. LEY ESPECIAL DE ENDEUDAMIENTO ANUAL 2014	**112.761.975.496**
– Financiamiento de proyectos por endeudamiento	**39.693.905.804**
Ministerio del Poder Popular para la Defensa	**12.624.404.376**
Inversión Militar de la Fuerza Armada Nacional Bolivariana	3.268.924.555
Adquisición de helicópteros para el Comando Aéreo de la Guardia Nacional Bolivariana	900.775.000
Reparación mayor de aeronaves de ala rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana	63.000.000
Soporte logístico para aeronaves de ala fija y rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana	398.357.190
Ampliación y mejora de la imprenta de la Guardia Nacional Bolivariana	10.365.757
Mejoramiento del parque automotor de los vehículos tácticos de la Guardia Nacional Bolivariana	58.920.270
Mejoramiento del parque automotor de los vehículos clase ambulancia de la Guardia Nacional Bolivariana	234.585.999
Sistema de armas para la Guardia Nacional Bolivariana	225.102.872
Expansión del sistema radio empleando como soporte el Satélite Simón Bolívar	106.186.080
Plan de mantenimiento de carena de los buques del Componente Armada en Cuba	10.310.780
Mantenimiento mayor del parque naval del Comando de Vigilancia Costera de la Guardia Nacional Bolivariana	133.457.968
Actualización de la plataforma de los servicios telemáticos de la Armada Bolivariana	336.555.131
Adquisición de aeronaves de ala fija para el Comando Aéreo de la Guardia Nacional Bolivariana	520.128.000
Adquisición de equipos y soporte logístico para la optimización de los procesos informáticos de la Guardia Nacional Bolivariana	67.894.460
Modernización del taller de artes gráficas de la Dirección de Geografía y Cartografía de la Fuerza Armada Nacional Bolivariana	15.436.669
Sistemas de comunicaciones de redes primarias y secundarias para la Guardia Nacional Bolivariana	12.312.697
Recuperación y mantenimiento de los sistemas de armas de la Aviación	2.151.283.801
Adecuación de la infraestructura y equipamiento de los sistemas de información y comunicaciones del Componente Aviación	769.192.850

Desarrollo de la industria naval gran-nacional con la fabricación de embarcaciones tipo patrulleros de vigilancia Damen Stan Patrol tipo 4207 y 5009 en Cuba	452.354.175
Equipamiento funcional para las actividades de protección y guardería ambiental	85.630.680
Sistema nacional integrado de control de tráfico marítimo	1.623.984.075
Mejoramiento de la eficiencia operativa del Componente Ejército	1.151.560.467
Elevar el nivel operativo del servicio de patrullaje de la Guardia Nacional Bolivariana	28.084.900
Ministerio del Poder Popular para el Ambiente	**2.675.569.943**
Atención Acueductos Rurales y Poblaciones Menores - Fase II	290.274.318
Racionalización de los Consumos de Agua Potable y Saneamiento en Zonas Urbanas y Rurales	217.047.095
Agua Potable y Saneamiento en Zonas Urbanas y Rurales	118.838.461
Proyecto Nacional de Gestión y Conservación Ambiental	38.008.404
Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	449.465.356
Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	51.918.185
Optimización de la Red Hidrometeorológica Nacional	63.000.000
Rehabilitación y Optimización de las Plantas Mayores de Potabilización de Agua en Venezuela	289.250.000
Optimización de la Gestión de la Calidad del Agua en Poblaciones Mayores a Cinco Mil habitantes	252.292.420
Saneamiento del Río Guaire (Fase III)	789.436.667
Construcción, Modernización y Optimización de la Infraestructura de los Sistemas de Abastecimiento de Agua Potable a Nivel Nacional	6.300.000
Saneamiento y Control del Nivel del Lago de Valencia	98.739.037
Generación de la Cartografía Básica en los estados al Norte del Río Orinoco	11.000.000
Vicepresidencia de la República	**2.324.310.301**
Saneamiento y Desarrollo Integral de la Cuenca del Río Tuy	2.324.310.301
Ministerio del Poder Popular para la Agricultura y Tierras	**65.353.410**
Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)	3.159.998
Desarrollo sostenible para las Zonas Semiáridas de los estados Lara y Falcón, Segunda Fase (PROSALAFA II)	10.923.203

Desarrollo Integral y Sustentable para las Zonas Áridas de los estados Nueva Esparta y Sucre (PROSANESU)	51.270.209
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	**552.889.859**
Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	44.735.758
Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música	226.810.968
Complejo de Acción Social por la Música Simón Bolívar	281.343.133
Ministerio del Poder Popular para la Energía Eléctrica	**8.243.109.628**
Central Hidroeléctrica Tocoma	1.996.832.034
Planta Termozulia III	1.405.567.882
Construcción de Subestaciones Encapsuladas en SF6 en la Zona Urbana de Maracaibo	487.471.835
Rehabilitación de las Unidades 1 a 6 de la Casa de Máquinas 1 de la Central Hidroeléctrica Simón Bolívar (Guri)	1.127.763.000
Plan Nacional de Respaldo al Sistema de Transformadores de Potencia y Sistema Control de la Demanda	114.666.420
II desarrollo del Complejo Hidroeléctrico Uribante Caparo (Presa Las Cuevas - Central Las Coloradas)	1.856.262.525
Sistema de Transmisión en 400 KV Asociado a las Subestaciones Buena Vista y El Venado	167.384.448
Construcción de la Planta de Generación Termoeléctrica Antonio José de Sucre (Planta Cumaná)	233.843.255
Planta Ciclo Combinado Termozulia V	193.500.000
Reemplazo de turbogeneradores obsoletos por tecnología de última generación	163.782.000
Rehabilitación de la Central Hidroeléctrica Antonio José de Sucre (Macagua)	48.375.000
Fortalecimiento y Desarrollo Institucional de CORPOELEC	447.661.229
Ministerio del Poder Popular para Transporte Acuático y Aéreo	**1.215.431.062**
Adquisición de Aeronaves Nuevas para Vuelos Locales y Regionales (EMBRAER ERJ-190).	1.215.431.062
Ministerio del Poder Popular para Transporte Terrestre	**8.255.747.629**
Rehabilitación de la Línea I del Metro de Caracas	1.877.765.548
Segundo cruce del Lago de Maracaibo (Puente Nigale)	77.868.000
Línea 2, El Tambor - San Antonio de los Altos Sistema Metro Los Teques (Equipamiento)	1.890.000.000
Línea 2. El Tambor - San Antonio de los Altos (Obras Civiles)	1.197.015.000

Línea 5 Tramo Miranda II - Warairarepano (Obras Civiles)	57.293.687
Extensión de La Rinconada - Zoológico de la Línea 3	20.575.800
Línea 5. Tramo Plaza Venezuela-Miranda II	1.260.000.000
Sistema Ferroviario Central "Ezequiel Zamora", Tramo Puerto Cabello - La Encrucijada	418.283.933
Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa	337.870.661
Línea 3. San Antonio de Los Altos - La Rinconada	117.075.000
Línea 5 Patio y Talleres (Obras Civiles)	252.000.000
Construcción de la Estación Ayacucho y Patios y Talleres	300.000.000
Construcción de la Estación Ayacucho y Patio y Talleres (Equipamiento)	450.000.000
Ministerio del Poder Popular para Industrias	**3.737.089.596**
Diseño, Construcción y Operación de un Complejo Siderúrgico	3.737.089.596
– Financiamiento del Servicio de la Deuda	**45.068.069.692**
– Financiamiento para Gestión fiscal	**28.000.000.000**
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**552.632.553.461**

CAPÍTULO II

Presupuesto de Gastos y Aplicaciones Financieras de la República

Artículo 44.- Acuérdense los créditos presupuestarios por la cantidad de **QUINIENTOS CINCUENTA Y DOS MIL SEISCIENTOS TREINTA Y DOS MILLONES QUINIENTOS CINCUENTA Y TRES MIL CUATROCIENTOS SESENTA Y UN BOLÍVARES (Bs. 552.632.553.461)**, asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

	CONCEPTO	BOLÍVARES
A.	**GASTOS CORRIENTES**	**431.342.573.811**
A.1.	GASTOS DE CONSUMO	119.023.875.764
A.2.	GASTOS DE LA PROPIEDAD	112.251.179.955
A.3.	TRANSFERENCIAS Y DONACIONES CORRIENTES	195.658.121.812
A.4.	RECTIFICACIONES AL PRESUPUESTO	4.398.705.780
A.5.	OTROS GASTOS CORRIENTES	10.690.500
B.	**GASTOS DE CAPITAL E INVERSIONES FINANCIERAS**	**112.299.658.493**
B.1.	INVERSIÓN DIRECTA	3.182.273.496
B.2.	TRANSFERENCIAS Y DONACIONES DE CAPITAL	108.674.047.997
B.3.	APORTES EN ACCIONES Y PARTICIPACIÓN DE CAPITAL	443.337.000
C.	**APLICACIONES FINANCIERAS**	**8.990.321.157**
C.1.	AMORTIZACIÓN DE LA DEUDA	7.334.274.608
C.2.	DISMINUCIÓN DE PASIVOS FINANCIEROS	1.656.046.549

Artículo 45. Acuérdese el monto total de los créditos presupuestarios para cada Órgano de la República y para las rectificaciones al presupuesto de gastos, de acuerdo con la distribución siguiente:

ÓRGANOS		**BOLÍVARES**
01	Asamblea Nacional	2.350.000.000
02	Contraloría General de la República	477.540.000
03	Consejo Nacional Electoral	2.155.820.000
06	Ministerio del Poder Popular para Relaciones Exteriores	1.721.500.000
08	Ministerio del Poder Popular para la Defensa	35.042.404.376
10	Ministerio del Poder Popular para la Educación	55.217.982.107
13	Ministerio del Poder Popular para el Trabajo y Seguridad Social	46.803.950.825
17	Ministerio del Poder Popular para el Ambiente	4.594.669.943
21	Tribunal Supremo de Justicia	7.924.892.000
23	Ministerio Público	2.612.368.000
25	Procuraduría General de la República	130.000.000
26	Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	94.239.804.635
32	Defensoría del Pueblo	190.000.000
33	Vicepresidencia de la República	4.396.681.046
34	Ministerio del Poder Popular para la Agricultura y Tierras	4.068.453.410
35	Ministerio del Poder Popular para la Educación Universitaria	30.347.100.000
36	Ministerio del Poder Popular para la Comunicación y la Información	1.133.600.000
37	Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	5.951.700.817
38	Consejo Moral Republicano	7.000.000
39	Superintendencia Nacional de Auditoría Interna	30.257.893
41	Ministerio del Poder Popular para la Alimentación	6.493.800.000
44	Ministerio del Poder Popular para el Turismo	221.500.000
45	Ministerio del Poder Popular de Petróleo y Minería	500.000.000
46	Ministerio del Poder Popular para la Cultura	1.752.000.000
50	Ministerio del Poder Popular para el Deporte	1.566.500.000
52	Ministerio del Poder Popular para los Pueblos Indígenas	210.000.000
53	Ministerio del Poder Popular para el Comercio	503.500.000
54	Ministerio del Poder Popular para la Salud	30.041.700.000
56	Ministerio del Poder Popular para Ciencia, Tecnología e Innovación	3.100.200.000
57	Ministerio del Poder Popular para las Comunas y los Movimientos Sociales	4.186.700.000
58	Ministerio del Poder Popular para la Mujer y la Igualdad de Género	792.000.000
59	Ministerio del Poder Popular para la Energía Eléctrica	12.759.209.628

62	Ministerio del Poder Popular para Vivienda y Hábitat	3.264.600.000
63	Consejo Federal de Gobierno	29.090.033.866
64	Ministerio del Poder Popular para la Juventud	800.400.000
65	Ministerio del Poder Popular para el Servicio Penitenciario	1.900.000.000
66	Ministerio del Poder Popular para Transporte Acuático y Aéreo	2.157.931.062
67	Ministerio del Poder Popular para Transporte Terrestre	14.513.247.629
68	Ministerio del Poder Popular para Industrias	5.157.689.596
69	Defensa Pública	871.741.156
70	Ministerio del Poder Popular de Finanzas	128.388.069.692
71	Ministerio del Poder Popular de Planificación	567.300.000
	Rectificaciones al presupuesto	4.398.705.780
	TOTAL PRESUPUESTO DE GASTOS	**552.632.553.461**

01

Asamblea Nacional

ASAMBLEA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Asamblea Nacional avanza en la profundización democrática de la sociedad venezolana, impulsando acciones en procura de una plataforma legislativa que garantice al Poder Popular el pleno ejercicio de sus derechos y deberes constitucionales, que consolide los valores de libertad, independencia, paz, solidaridad, el bien común, la integridad territorial, la convivencia y la pertenencia de las leyes para ésta y las futuras generaciones; además del continuo ejercicio del control político sobre el Gobierno y la Administración Pública, enmarcando la actuación de la función pública dentro de los principios de honestidad, participación, celeridad, eficacia, eficiencia, transparencia, rendición de cuentas y responsabilidad que la patria demanda.

En concordancia con los grandes objetivos históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, la Asamblea Nacional orientará los créditos presupuestarios, a financiar las Políticas del Gasto Público, a través de:

- Garantizar la plataforma legislativa para la consolidación del Poder Popular a través del desarrollo de instrumentos parlamentarios.
- Profundizar la relación Asamblea Nacional-Poder Popular, transfiriéndole herramientas legislativas que le permitan formar leyes desde su conocimiento y necesidades.
- Organizar y promover la participación protagónica de los ciudadanos y ciudadanas, en la gestión del Poder Legislativo, creando y fortaleciendo la conciencia social y el trabajo voluntario.
- Desarrollar mecanismos que permitan controlar la gestión pública de manera concertada entre el Poder Legislativo y Poder Popular empoderado como beneficiario de las políticas públicas.
- Fortalecer e impulsar los principios de integración y solidaridad internacional con diversos países como principios fundamentales de las relaciones entre naciones y países hermanos del mundo.
- Conservación, restauración y adecuación del patrimonio histórico y cultural; asesoría y asistencia técnica adecuada en los sistemas de información y telecomunicaciones; además de garantizar la operatividad de la infraestructura de la Asamblea Nacional.
- Producir y difundir programación televisiva, radial e impresa que reflejen el trabajo legislativo y la realidad nacional e internacional.
- Desarrollar programas sociales integrales de carácter médico - asistencial, económico y social, orientados a la satisfacción de las necesidades de nuestro pueblo, a fin de coadyuvar en la mayor suma de felicidad.

Las políticas presupuestarias anteriormente señaladas, se encuentran sujetas a la aplicación de criterios de uso eficiente, austeridad, manejo y custodia de los recursos y bienes públicos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
120.988	010057000	Gestión del Parlamento Latinoamericano	instrumento			97	33.821.696			33.821.696
120.554	010058000	Rehabilitación y Acondicionamiento de la Infraestructura de la Asamblea Nacional y Actualizacion de la Plataforma Tecnológica	obra			37	261.690.000			261.690.000
120.482	010059000	Gestión Parlamentaria	instrumento			1.547	1.051.341.423			1.051.341.423
120.598	010060000	Gestión del Parlamento Amazónico	instrumento			74	1.589.235			1.589.235
120.703	010061000	Gestión del Parlamento Indígena	instrumento			125	8.549.269			8.549.269
	019999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			106.947.903	106.947.903			106.947.903
						TOTAL	1.463.939.526			1.463.939.526

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
010001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	636.252.305			636.252.305
010002000	Gestión administrativa	83.218.455			83.218.455
010003000	Previsión y protección social	165.956.000			165.956.000
010007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	633.714			633.714
	TOTAL	886.060.474			886.060.474

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos F	Nº de Cargos M	Nº de Cargos V	Nº de Cargos Total	Sueldos/Salarios	Compensaciones	Presupuesto 2014
Personal Fijo a Tiempo Completo	**1.455**	**1.464**		**2.919**	**196.097.119**		**196.097.119**
Altos Funcionarios y de Elección Popular	32	142		174	11.449.000		11.449.000
Alto Nivel y de Dirección	237	259		496	31.959.836		31.959.836
Profesional y Técnico	614	336		950	93.514.283		93.514.283
Personal Administrativo	298	103		401	20.132.188		20.132.188
Obrero	274	624		898	39.041.812		39.041.812
Personal Contratado	**308**	**266**		**574**	**29.701.107**		**29.701.107**
Profesional y Técnico	161	112		273	18.205.000		18.205.000
Personal Administrativo	147	154		301	11.496.107		11.496.107
TOTAL	**1.763**	**1.730**		**3.493**	**225.798.226**		**225.798.226**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas F	Nº de Personas M	Nº de Personas Total	Presupuesto 2014
Pensionados	**245**	**81**	**326**	**24.363.000**
Empleados	245	81	326	24.363.000
Jubilados	**571**	**453**	**1.024**	**141.693.000**
Empleados	571	453	1.024	141.693.000
TOTAL	**816**	**534**	**1.350**	**166.056.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.779.690.722			1.779.690.722
4.02	Materiales, suministros y mercancías	40.615.973			40.615.973
4.03	Servicios no personales	89.117.110			89.117.110
4.04	Activos reales	128.309.863			128.309.863
4.07	Transferencias y donaciones	309.946.332			309.946.332
4.11	Disminución de pasivos	2.320.000			2.320.000
	TOTAL	2.350.000.000			2.350.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	136.906.618			136.906.618
4.07.01.00.00	Transferencias y donaciones corrientes internas	136.906.618			136.906.618
4.07.01.03.00	Transferencias corrientes internas al sector público	136.906.618			136.906.618
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	136.906.618			136.906.618
	- A0234 Fundación Cardiovascular de la Asamblea Nacional	7.114.812			7.114.812
	- A0238 Instituto de Previsión Social del Parlamentario	71.868.778			71.868.778
	- A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"	3.878.504			3.878.504
	- A0291 Fundación de Atención Integral al Pueblo Legislador	12.000.000			12.000.000
	- A0420 Fundación Televisora de la Asamblea Nacional (ANTV)	38.484.268			38.484.268
	- A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)	3.560.256			3.560.256

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.002.000			1.002.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.002.000			1.002.000
4.07.02.01.00	Transferencias corrientes al exterior	1.002.000			1.002.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.002.000			1.002.000
	- I0199 Parlamento Amazónico Internacional	300.000			300.000
	- I0211 Unión Interparlamentaria Mundial	450.000			450.000
	- I0242 Parlamento Latinoamericano Internacional	252.000			252.000

PROYECTO: COD. N.E: 120988 COD. PPTO: 010057000 Gestión del Parlamento Latinoamericano

UNIDAD DE MEDIDA: Instrumento

CANTIDAD: Fem.(0) Mas.(0) Total(97)

ASIGNACIÓN PRESUPUESTARIA: 33.821.696

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar a la República Bolivariana de Venezuela una plataforma legislativa que garantice al poder popular el pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de desarrollo de la nación, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.

OBJETIVOS ESPECÍFICOS: Promover la integración de las Naciones Latinoamericanas y Caribeñas, impulsando iniciativas Nacionales e Internacionales, fortaleciendo al Parlamento Latinoamericano como Órgano integracionista de la Región.

RESULTADO: Instrumentos Parlamentarios Integracionistas con América Latina y el Caribe.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	23.919.550					23.919.550
4.02	Materiales, suministros y mercancías	2.326.700					2.326.700
4.03	Servicios no personales	6.094.766					6.094.766
4.04	Activos reales	720.680					720.680
4.07	Transferencias y donaciones	560.000					560.000
4.11	Disminución de pasivos	200.000					200.000
	TOTAL	**33.821.696**					**33.821.696**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	252.000					252.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	252.000					252.000
4.07.02.01.00	Transferencias corrientes al exterior	252.000					252.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	252.000					252.000
	- I0242 Parlamento Latinoamericano Internacional	252.000					252.000

PROYECTO: COD. N.E: 120554 COD. PPTO: 010058000 Rehabilitación y Acondicionamiento de la Infraestructura de la Asamblea Nacional y Actualización de la Plataforma Tecnológica

UNIDAD DE MEDIDA: Obra

CANTIDAD: Fem.(0) Mas.(0) Total(37)

ASIGNACIÓN PRESUPUESTARIA: 261.690.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar a la República Bolivariana de Venezuela una plataforma legislativa que garantice al Poder Popular en pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de desarrollo de la nación, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.

OBJETIVOS ESPECÍFICOS: Mantener, conservar, restaurar y adecuar las instalaciones y el patrimonio cultural e histórico de la Asamblea Nacional, así como fortalecer la plataforma tecnológica y las redes de información que optimicen el desempeño de la gestión legislativa.

RESULTADO: Mantenimiento del Palacio Federal Legislativo y conservación del Edificio Simón Bolívar, espacios y colecciones de arte y mobiliario, conservados, preservados y salvaguardados, espacios físicos remodelados y acondicionados, y un centro de datos actualizados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	104.469.000					104.469.000
4.02	Materiales, suministros y mercancías	5.150.000					5.150.000
4.03	Servicios no personales	29.919.482					29.919.482
4.04	Activos reales	122.151.518					122.151.518
	TOTAL	**261.690.000**					**261.690.000**

PROYECTO:	COD. N.E: 120482 COD. PPTO: 010059000 Gestión Parlamentaria
UNIDAD DE MEDIDA:	Instrumento
CANTIDAD:	Fem.(0) Mas.(0) Total(1.547)
ASIGNACIÓN PRESUPUESTARIA:	1.051.341.423
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Proporcionar a la República Bolivariana de Venezuela una plataforma legislativa que garantice al Poder Popular en pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de desarrollo de la nación, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.
OBJETIVOS ESPECÍFICOS:	Formación de proyectos de leyes y sus reformas, ejercer el control político sobre el Gobierno y la Administración Pública Nacional, impulsar los procesos de investigación y desarrollo legislativo, fortalecer y afianzar la relación Asamblea Nacional-Poder Popular, así como organizar y promover la participación ciudadana en los procesos legislativos.
RESULTADO:	Instrumentos parlamentarios implementados en la Asamblea Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.021.654.683					1.021.654.683
4.02	Materiales, suministros y mercancías	10.415.462					10.415.462
4.03	Servicios no personales	16.174.112					16.174.112
4.04	Activos reales	1.007.166					1.007.166
4.07	Transferencias y donaciones	2.090.000					2.090.000
	TOTAL	**1.051.341.423**					**1.051.341.423**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	450.000					450.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	450.000					450.000
4.07.02.01.00	Transferencias corrientes al exterior	450.000					450.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	450.000					450.000
	- I0211 Unión Interparlamentaria Mundial	450.000					450.000

PROYECTO: COD. N.E: 120598 COD. PPTO: 010060000 Gestión del Parlamento Amazónico

UNIDAD DE MEDIDA: Instrumento

CANTIDAD: Fem.(0) Mas.(0) Total(74)

ASIGNACIÓN PRESUPUESTARIA: 1.589.235

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar a la República Bolivariana de Venezuela una plataforma legislativa que garantice al Poder Popular en pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de desarrollo de la nación, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.

OBJETIVOS ESPECÍFICOS: Fortalecer la participación nacional e internacional a fin de promover la preservación de las comunidades indígenas y el medio ambiente en el Amazonas.

RESULTADO: Instrumentos Parlamentarios para la integración y conservación de la Región Amazónica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.008.315					1.008.315
4.02	Materiales, suministros y mercancías	84.000					84.000
4.03	Servicios no personales	156.920					156.920
4.04	Activos reales	35.000					35.000
4.07	Transferencias y donaciones	305.000					305.000
	TOTAL	**1.589.235**					**1.589.235**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	300.000					300.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	300.000					300.000
4.07.02.01.00	Transferencias corrientes al exterior	300.000					300.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	300.000					300.000
	- I0199 Parlamento Amazónico Internacional	300.000					300.000

PROYECTO: COD. N.E: 120703 COD. PPTO: 010061000 Gestión del Parlamento Indígena

UNIDAD DE MEDIDA: Instrumento

CANTIDAD: Fem.(0) Mas.(0) Total(125)

ASIGNACIÓN PRESUPUESTARIA: 8.549.269

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proporcionar a la República Bolivariana de Venezuela una plataforma legislativa que garantice al poder popular el pleno ejercicio de sus derechos y deberes constitucionales, impulsando su participación democrática y protagónica en todos los ámbitos de desarrollo de la nación, empleando mecanismos que profundicen la transformación del Poder Legislativo Nacional.

OBJETIVOS ESPECÍFICOS: Velar por el desarrollo de las comunidades indígenas a través del conocimiento de su legislación y el rescate de sus valores culturales, idiomas, costumbres para el mejoramiento de su calidad de vida.

RESULTADO: Promulgación y difusión de Instrumentos Parlamentarios en reconocimiento de la identidad y derechos de la población indígena.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.118.869					6.118.869
4.02	Materiales, suministros y mercancías	172.716					172.716
4.03	Servicios no personales	2.023.184					2.023.184
4.04	Activos reales	90.500					90.500
4.07	Transferencias y donaciones	24.000					24.000
4.11	Disminución de pasivos	120.000					120.000
	TOTAL	**8.549.269**					**8.549.269**

PROYECTO:	COD. PPTO: 019999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(106.947.903)
ASIGNACIÓN PRESUPUESTARIA:	106.947.903
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos a la Asamblea Nacional
OBJETIVOS ESPECÍFICOS:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos a la Asamblea Nacional
RESULTADO:	106.947.903

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	106.947.903					106.947.903
	TOTAL	**106.947.903**					**106.947.903**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	106.947.903					106.947.903
4.07.01.00.00	Transferencias y donaciones corrientes internas	106.947.903					106.947.903
4.07.01.03.00	Transferencias corrientes internas al sector público	106.947.903					106.947.903
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	106.947.903					106.947.903
	- A0234 Fundación Cardiovascular de la Asamblea Nacional	5.446.567					5.446.567
	- A0238 Instituto de Previsión Social del Parlamentario	63.695.007					63.695.007
	- A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"	2.714.953					2.714.953
	- A0291 Fundación de Atención Integral al Pueblo Legislador	9.731.045					9.731.045
	- A0420 Fundación Televisora de la Asamblea Nacional (ANTV)	23.149.415					23.149.415
	- A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)	2.210.916					2.210.916

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	622.520.305					622.520.305
4.03	Servicios no personales	13.732.000					13.732.000
	TOTAL	**636.252.305**					**636.252.305**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	22.441.095					22.441.095
4.03	Servicios no personales	20.944.646					20.944.646
4.04	Activos reales	4.304.999					4.304.999
4.07	Transferencias y donaciones	33.527.715					33.527.715
4.11	Disminución de pasivos	2.000.000					2.000.000
	TOTAL	**83.218.455**					**83.218.455**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	29.958.715					29.958.715
4.07.01.00.00	Transferencias y donaciones corrientes internas	29.958.715					29.958.715
4.07.01.03.00	Transferencias corrientes internas al sector público	29.958.715					29.958.715
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	29.958.715					29.958.715
	- A0234 Fundación Cardiovascular de la Asamblea Nacional	1.668.245					1.668.245
	- A0238 Instituto de Previsión Social del Parlamentario	8.173.771					8.173.771
	- A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"	1.163.551					1.163.551
	- A0291 Fundación de Atención Integral al Pueblo Legislador	2.268.955					2.268.955
	- A0420 Fundación Televisora de la Asamblea Nacional (ANTV)	15.334.853					15.334.853
	- A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)	1.349.340					1.349.340

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	165.956.000					165.956.000
	TOTAL	**165.956.000**					**165.956.000**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	26.000					26.000
4.03	Servicios no personales	72.000					72.000
4.07	Transferencias y donaciones	535.714					535.714
	TOTAL	**633.714**					**633.714**

02

Contraloría General de la República

CONTRALORÍA GENERAL DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Contraloría General de la República en apego a la misión encomendada por el legislador de controlar, vigilar y fiscalizar los ingresos, gastos y bienes del Estado Venezolano, lo cual implica velar por la buena gestión en todos los ámbitos de la Administración, así como del correcto uso del patrimonio público, durante el año 2014 continuará ejerciendo sus labores en el campo del control fiscal a través de la ejecución de un importante número de actuaciones en el contexto de la Auditoría de Estado y aquellas tendentes a combatir la corrupción, entre ellas, las referidas a la determinación de responsabilidades por actos hechos u omisiones que afecten el patrimonio público, la aplicación de sanciones; la atención de las denuncias de particulares y planteamientos y solicitudes de los órganos del Poder Público. Asimismo, continuará con el desarrollo del cuerpo normativo y técnico requerido para el fortalecimiento del Sistema Nacional de Control Fiscal previsto en la Constitución y en consonancia con los lineamientos estratégicos, reimpulsará la participación ciudadana en el control de la gestión pública, las cuales adicionalmente para este año, formarán parte junto a otras actividades de un nuevo proyecto denominado Fortalecimiento del Poder Popular y del Sistema Nacional de Control Fiscal, con lo cual se busca iniciar la reorganización desde el punto de vista presupuestario, del esfuerzo que desde hace ya varios años realiza la organización en esta importante materia.

Las acciones en referencia demandan un continuo fortalecimiento institucional, es decir exigen contar con el personal necesario para acometer las actuaciones y actividades en beneficio de la colectividad y de la buena marcha de la administración pública, a los cuales se les debe garantizar competitividad laboral y capacitación técnica. Asimismo para la gestión contralora es fundamental destinar recursos para la actualización y optimización de la plataforma tecnológica y la ampliación y mejora de las instalaciones de la institución.

El Presupuesto de Gastos para el año 2014 del Organismo Contralor, formulado sobre la base de los criterios de austeridad y pulcritud en el manejo de los recursos públicos que caracterizan a nuestra institución, asciende a Bs. 477.540.000, de los cuales Bs. 171.882.987 (36%) se destinan al pago de previsión y protección social del personal jubilado y pensionado que ha sido acreedor de ese derecho a lo largo de 75 años de vida institucional que acumula la organización.

El monto y la distribución de los recursos se corresponden con necesidades reales para mantener la operatividad de esta institución y para honrar nuestro compromiso con los ciudadanos, dado que sobre ellos descansa el poder soberano de control y para quienes esta Contraloría tiene la misión de ser el instrumento técnico en el ejercicio de su derecho a fiscalizar la correcta administración de los recursos patrimoniales de la nación, así como con las instituciones del Estado Social de Derecho y de Justicia.

RESUMEN DE PROYECTOS DEL ÓRGANO

(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
121.942	020029000	Fortalecimiento del poder popular y del sistema nacional de control fiscal	asesoría			40	914.811			914.811
121.839	020031000	Procedimientos Especiales	resolución			1.116	14.529.089			14.529.089
121.965	020032000	Asesoría y Apoyo	asesoría			1.484	19.833.463			19.833.463
121.602	020033000	Control Fiscal	informe			455	58.585.064			58.585.064
	029999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			51.983.818	51.983.818			51.983.818
						TOTAL	145.846.245			145.846.245

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
020001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	90.485.387			90.485.387
020002000	Gestión administrativa	69.325.381			69.325.381
020003000	Previsión y protección social	171.882.987			171.882.987
	TOTAL	**331.693.755**			**331.693.755**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**377**	**383**		**760**	**60.322.176**	**5.439.204**	**65.761.380**
Altos Funcionarios y de Elección Popular	1			1	428.112		428.112
Alto Nivel y de Dirección		1		1	356.760		356.760
Profesional y Técnico	303	251		554	49.242.312	3.579.024	52.821.336
Personal Administrativo	70	96		166	8.672.328	1.717.368	10.389.696
Obrero	3	35		38	1.622.664	142.812	1.765.476
Personal Fijo a Tiempo Parcial	**2**			**2**	**47.952**		**47.952**
Profesional y Técnico	1			1	23.976		23.976
Personal Administrativo	1			1	23.976		23.976
Personal Contratado	**7**	**5**		**12**	**684.336**		**684.336**
Personal Administrativo	7	5		12	684.336		684.336
TOTAL	**386**	**388**		**774**	**61.054.464**	**5.439.204**	**66.493.668**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto
	F	M	Total	2014
Pensionados	**229**	**50**	**279**	**14.081.250**
Empleados	229	50	279	14.081.250
Jubilados	**889**	**610**	**1.499**	**157.801.737**
Empleados	889	610	1.499	157.801.737
TOTAL	**1.118**	**660**	**1.778**	**171.882.987**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	165.688.836			165.688.836
4.02	Materiales, suministros y mercancías	23.918.089			23.918.089
4.03	Servicios no personales	47.404.048			47.404.048
4.04	Activos reales	15.477.222			15.477.222
4.07	Transferencias y donaciones	224.051.805			224.051.805
4.11	Disminución de pasivos	1.000.000			1.000.000
	TOTAL	**477.540.000**			**477.540.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	51.983.818			51.983.818
4.07.01.00.00	Transferencias y donaciones corrientes internas	51.983.818			51.983.818
4.07.01.03.00	Transferencias corrientes internas al sector público	51.983.818			51.983.818
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	51.983.818			51.983.818
	- A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)	1.500.000			1.500.000
	- A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)	50.483.818			50.483.818

RELACIÓN DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	100.000			100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	100.000			100.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	100.000			100.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	80.000			80.000
	- S0312 Cruz Roja de Venezuela	20.000			20.000
	- S0518 Fundación Amigos del Niño con Cáncer	20.000			20.000
	- S0756 Hospital San Juan de Dios.	20.000			20.000
	- S0926 Sociedad Anticancerosa de Venezuela	20.000			20.000
4.07.01.01.76	Subsidios a entidades religiosas	20.000			20.000
	- S1897 Asociación Civil Red de Casas Don Bosco	20.000			20.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	85.000			85.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	85.000			85.000
4.07.02.01.00	Transferencias corrientes al exterior	85.000			85.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	85.000			85.000
	- I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS)	60.000			60.000
	- I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI)	25.000			25.000

PROYECTO: COD. N.E: 121942 COD. PPTO: 020029000 Fortalecimiento del poder popular y del sistema nacional de control fiscal

UNIDAD DE MEDIDA: asesoría

CANTIDAD: Fem.(0) Mas.(0) Total(40)

ASIGNACIÓN PRESUPUESTARIA: 914.811

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la rectoría de la Contraloría General de la República en el Sistema Nacional de Control Fiscal

OBJETIVOS ESPECÍFICOS: Fortalecer el Sistema Nacional de Control Fiscal (SNCF) y el Poder Popular, en la interacción coordinada de sus integrantes con el propósito de lograr la unidad de dirección de los sistemas y procedimientos de control. Así mismo, coadyuvar con el Poder Popular a la participación de los asuntos públicos que garanticen el ejercicio de la soberanía popular

RESULTADO: Integrantes del Sistema Nacional de Control Fiscal (SNCF) y Consejos Comunales con orientación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	231.198					231.198
4.03	Servicios no personales	683.613					683.613
	TOTAL	**914.811**					**914.811**

PROYECTO: COD. N.E: 121839 COD. PPTO: 020031000 Procedimientos Especiales

UNIDAD DE MEDIDA: resolución

CANTIDAD: Fem.(0) Mas.(0) Total(1.116)

ASIGNACIÓN PRESUPUESTARIA: 14.529.089

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la auditoría de Estado y el control del patrimonio público

OBJETIVOS ESPECÍFICOS: Evaluar los resultados de las actuaciones de control realizadas, con el fin verificar la ocurrencia de actos, hechos u omisiones generadores de responsabilidad administrativa y de ser procedente iniciar, tramitar y decidir los procedimientos administrativos para la determinación de responsabilidades.

RESULTADO: Sana administración de los recursos públicos, logro de los objetivos y metas por parte de la administración con eficiencia y eficacia, todo lo cual debe traducirse en una menor cantidad de sanciones pero mucho más eficientes y oportunas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	13.265.899					13.265.899
4.02	Materiales, suministros y mercancías	904.440					904.440
4.03	Servicios no personales	358.750					358.750
	TOTAL	**14.529.089**					**14.529.089**

PROYECTO: COD. N.E: 121965 COD. PPTO: 020032000 Asesoría y Apoyo

UNIDAD DE MEDIDA: asesoría

CANTIDAD: Fem.(0) Mas.(0) Total(1.484)

ASIGNACIÓN PRESUPUESTARIA: 19.833.463

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la participación ciudadana en el ejercicio del control de la gestión pública

OBJETIVOS ESPECÍFICOS: Prestar un servicio de calidad a través de asesorías y apoyo en los aspectos jurídicos y técnicos relacionados con el control fiscal; y a su vez promover, optimizar y consolidar la formación ciudadana en el ejercicio de las mejores prácticas del control sobre la gestión pública

RESULTADO: Servicio de Asesoría y Apoyo metodológicos a los integrantes del Sistema Nacional de Control Fiscal (SNCF)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	16.033.268					16.033.268
4.02	Materiales, suministros y mercancías	1.990.995					1.990.995
4.03	Servicios no personales	1.782.200					1.782.200
4.04	Activos reales	27.000					27.000
	TOTAL	**19.833.463**					**19.833.463**

PROYECTO: COD. N.E: 121602 COD. PPTO: 020033000 Control Fiscal

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(455)

ASIGNACIÓN PRESUPUESTARIA: 58.585.064

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la Auditoría de Estado y el Control del Patrimonio

OBJETIVOS ESPECÍFICOS: Supervisar y evaluar a la administración pública nacional a fin de velar por la eficiencia, eficacia, transparencia y el correcto uso de los recursos del Patrimonio Público.

RESULTADO: Informe de Auditoría y Seguimiento a la Acción Correctiva

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	52.802.244					52.802.244
4.02	Materiales, suministros y mercancías	3.345.530					3.345.530
4.03	Servicios no personales	2.437.290					2.437.290
	TOTAL	**58.585.064**					**58.585.064**

PROYECTO: COD. PPTO: 029999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(51.983.818)

ASIGNACIÓN PRESUPUESTARIA: 51.983.818

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los Entes adscritos a la Contraloría General de la República

OBJETIVOS ESPECÍFICOS: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los Entes adscritos a la Contraloría General de la República

RESULTADO: 51.983.818

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	51.983.818					51.983.818
	TOTAL	**51.983.818**					**51.983.818**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	51.983.818					51.983.818
4.07.01.00.00	Transferencias y donaciones corrientes internas	51.983.818					51.983.818
4.07.01.03.00	Transferencias corrientes internas al sector público	51.983.818					51.983.818
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	51.983.818					51.983.818
	- A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)	1.500.000					1.500.000
	- A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)	50.483.818					50.483.818

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	83.587.425					83.587.425
4.03	Servicios no personales	6.897.962					6.897.962
	TOTAL	**90.485.387**					**90.485.387**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	17.445.926					17.445.926
4.03	Servicios no personales	35.244.233					35.244.233
4.04	Activos reales	15.450.222					15.450.222
4.07	Transferencias y donaciones	185.000					185.000
4.11	Disminución de pasivos	1.000.000					1.000.000
	TOTAL	**69.325.381**					**69.325.381**

RELACIÓN DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	100.000					100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	100.000					100.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	100.000					100.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	80.000					80.000
	- S0312 Cruz Roja de Venezuela	20.000					20.000
	- S0518 Fundación Amigos del Niño con Cáncer	20.000					20.000
	- S0756 Hospital San Juan de Dios.	20.000					20.000
	- S0926 Sociedad Anticancerosa de Venezuela	20.000					20.000
4.07.01.01.76	Subsidios a entidades religiosas	20.000					20.000
	- S1897 Asociación Civil Red de Casas Don Bosco	20.000					20.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	85.000					85.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	85.000					85.000
4.07.02.01.00	Transferencias corrientes al exterior	85.000					85.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	85.000					85.000
	- I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS)	60.000					60.000
	- I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI)	25.000					25.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	171.882.987					171.882.987
TOTAL		**171.882.987**					**171.882.987**

03

Consejo Nacional Electoral

CONSEJO NACIONAL ELECTORAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Consejo Nacional Electoral, en su carácter rector del Poder Electoral venezolano, ha diseñado una serie de acciones y proyectos a ejecutarse durante el ejercicio económico financiero 2014, con miras a consolidar su accionar en las áreas medulares de competencia establecidas en la Constitución de la República Bolivariana de Venezuela.

Desde su creación, el Poder Electoral ha brindado a las ciudadanas y ciudadanos sólidas herramientas que han permitido instrumentar un proceso de fortalecimiento continuo tanto del sistema electoral como de la democracia misma. Se continúa marcando la pauta para el desarrollo de comicios 100% automatizados, confiables y seguros.

Con la finalidad de alcanzar la inclusión de las ciudadanas y ciudadanos no inscritos en el Registro Electoral, así como la actualización de datos de las electoras y electores que lo soliciten, se profundizará en Instalación y Funcionamiento de los Centros de Inscripción y Actualización para la Inclusión de las Ciudadanas y Ciudadanos en el Registro Electoral para el año 2014, con esta instalación de los Centros de Inscripción y Actualización del Registro Electoral a escala nacional se atenderán las solicitudes de las ciudadanas y ciudadanos; lo que permitirá obtener un Registro Electoral actualizado. Para esto es necesaria la preparación de máquinas e insumos para su funcionamiento, así como la contratación de los Agentes de Inscripción y Actualización del Registro Electoral.

Se acentúa la Modernización Integral del Servicio Público de Registro Civil, con la premisa de brindar un servicio permanente y de alta calidad, garantizando a la población la prestación del Servicio Público de Registro Civil, a través de la inscripción de los hechos vitales y el registro de actos jurídicos, consolidando la organización, administración y funcionamiento de este servicio público.

La plataforma que da sustento al sistema electoral venezolano, referencia mundial en tecnología y confiabilidad, ha sido empleada de forma intensiva en 9 eventos electorales de distinta índole en los últimos cinco años. Por ello, es necesario optimizar el Sistema Automatizado de Votación, realizando labores de mantenimiento a los equipos y componentes de la misma, específicamente en la revisión y mantenimiento de 59.418 máquinas de votación, 29.989 laptops integrados, 50.000 kits eléctricos y 2.500 equipos de transmisión satelital. Como parte de la estrategia de renovación y ampliación del sistema automatizado de votación. Actualización de la distribución de Centros de Votación a nivel nacional y acondicionamiento de los almacenes de resguardo del material electoral.

En su rol de promotor de la participación de las ciudadanas y ciudadanos en los asuntos públicos, el Poder Electoral continuará potenciando la creación de políticas que permitan generar espacios de encuentro para el intercambio de ideas y propuestas, todo con el objeto de fortalecer nuestra democracia y soberanía. En este mismo sentido, avanza la consolidación de la escuela del pensamiento del Poder Electoral, donde se pretende implantar una labor continua y permanente de Formación, Investigación, Publicación, Documentación e Información de todo lo relativo a la materia Electoral y de Registro Civil, contribuyendo con la generación de una nueva cultura electoral, cimentada sobre la Participación Ciudadana.

La democracia venezolana debe ser considerada en función de la satisfacción y confiabilidad de las electoras y los electores en su sistema de votación y toda inversión que se realice para consolidarla, se verá reflejada en una mayor participación. El Poder Electoral es fuente creadora de los Poderes Públicos y nos debemos a las venezolanas y los venezolanos que cada vez más creen, participan y hacen democracia.

RESUMEN DE PROYECTOS DEL ÓRGANO

(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
122.842	030087000	Plan de Implantación del Sistema de Información y Articulación entre las Organizaciones con Fines Políticos y el Consejo Nacional Electoral	sistema			1	350.000			350.000
123.036	030088000	Formación Electoral en el Sistema Educativo Venezolano para la Consolidación de la Democracia Participativa y Protagónica: Fase de Desarrollo.	centro piloto			14	200.000			200.000
122.712	030089000	Modernización integral del Servicio Público de Registro Civil.	servicio			1	3.500.000			3.500.000
122.674	030090000	Instalación y Funcionamiento de los Centros de Inscripción y Actualización para la Inclusión de las Ciudadanas y Ciudadanos en el Registro Electoral año 2014.	centro			150	1.500.000			1.500.000
123.066	030091000	Optimización del Sistema Automatizado de Votación.	equipo			141.907	2.800.000			2.800.000
122.790	030092000	Difusión de mensajes publicitarios e institucionales en medios de comunicación	mensaje			156	2.000.000			2.000.000
122.595	030093000	Automatización de los procesos medulares y adecuación de la Oficina Nacional de Supervisión del Registro Civil e Identificación a nivel Nacional para el año 2014.	centro			254	500.000			500.000
	039999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			20.048	20.048			20.048
						TOTAL	10.870.048			10.870.048

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
030001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.496.124.209			1.496.124.209
030002000	Gestión administrativa	151.549.726			151.549.726
030003000	Previsión y protección social	497.276.017			497.276.017
	TOTAL	**2.144.949.952**			**2.144.949.952**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.366**	**1.703**	**1.679**	**4.748**	**312.476.981**	**67.454.856**	**379.931.837**
Altos Funcionarios y de Elección Popular	4	4		8	3.070.420		3.070.420
Profesional y Técnico	997	938	1.653	3.588	238.980.289	67.454.856	306.435.145
Personal Administrativo	268	584		852	59.745.072		59.745.072
Obrero	97	177	26	300	10.681.200		10.681.200
Personal Contratado	**259**	**330**		**589**	**26.658.260**		**26.658.260**
Profesional y Técnico	159	176		335	14.466.435		14.466.435
Personal Administrativo	53	101		154	9.146.225		9.146.225
Obrero	47	53		100	3.045.600		3.045.600
TOTAL	**1.625**	**2.033**	**1.679**	**5.337**	**339.135.241**	**67.454.856**	**406.590.097**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto
	F	M	Total	2014
Pensionados	**160**	**162**	**322**	**38.352.276**
Altos Funcionarios y de Elección Popular	5	5	10	2.491.263
Obreros	15	16	31	2.161.125
Empleados	140	141	281	33.699.888
Jubilados	**1.133**	**1.135**	**2.268**	**457.224.829**
Altos Funcionarios y de Elección Popular	10	12	22	7.772.697
Obreros	112	112	224	23.740.921
Empleados	1.011	1.011	2.022	425.711.211
TOTAL	**1.293**	**1.297**	**2.590**	**495.577.105**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.497.559.662			1.497.559.662
4.02	Materiales, suministros y mercancías	32.466.155			32.466.155
4.03	Servicios no personales	129.750.535			129.750.535
4.04	Activos reales	441.543			441.543
4.07	Transferencias y donaciones	495.602.105			495.602.105
	TOTAL	**2.155.820.000**			**2.155.820.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	25.000			25.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	25.000			25.000
4.07.01.03.00	Transferencias corrientes internas al sector público	25.000			25.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	25.000			25.000
	- A0248 Fundación Instituto de Altos Estudios del Poder Electoral	25.000			25.000

PROYECTO: COD. N.E: 122842 COD. PPTO: 030087000 Plan de Implantación del Sistema de Información y Articulación entre las Organizaciones con Fines Políticos y el Consejo Nacional Electoral

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 350.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimizar los procesos que contribuyen y garantizan el ejercicio democrático de ciudadanía y derechos políticos.

OBJETIVOS ESPECÍFICOS: Promover la democratización, organización y dirección de las organizaciones con fines políticos a través de la incorporación de las herramientas tecnológicas de información y comunicación.

RESULTADO: Sistema de información para las organizaciones con fines políticos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	40.838					40.838
4.03	Servicios no personales	309.162					309.162
	TOTAL	**350.000**					**350.000**

PROYECTO: COD. N.E: 123036 COD. PPTO: 030088000 Formación Electoral en el Sistema Educativo Venezolano para la Consolidación de la Democracia Participativa y Protagónica: Fase de Desarrollo.

UNIDAD DE MEDIDA: centro piloto

CANTIDAD: Fem.(0) Mas.(0) Total(14)

ASIGNACIÓN PRESUPUESTARIA: 200.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la participación protagónica del pueblo organizado en todos los ámbitos de la dinámica política.

OBJETIVOS ESPECÍFICOS: Desarrollar los Programas y Talleres Didácticos y/o Participativos de Formación Electoral, en todos los subsistemas, niveles y modalidades que conforman el Sistema Educativo Venezolano.

RESULTADO: Contenidos programáticos aprobados para los subsistemas, niveles y modalidades que conforman el sistema educativo venezolano.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	200.000					200.000
	TOTAL	**200.000**					**200.000**

PROYECTO:	COD. N.E: 122712 COD. PPTO: 030089000 Modernización integral del Servicio Público de Registro Civil.
UNIDAD DE MEDIDA:	servicio
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	3.500.000
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Profundizar las condiciones que aseguren para la familia venezolana, la mayor suma de seguridad social y suprema felicidad, a partir de valores y principios de respeto, igualdad, solidaridad, corresponsabilidad enmarcada en la justicia social.
OBJETIVOS ESPECÍFICOS:	Garantizar a la población la prestación del Servicio Público de Registro Civil, a través de la inscripción de los hechos vitales y el registro de actos jurídicos, consolidando la organización, administración y funcionamiento de este servicio público.
RESULTADO:	Prestación del Servicio Público de Registro Civil a todas las personas y con cobertura en el territorio nacional, de manera eficiente y eficaz, asegurando la inscripción de los hechos vitales y el registro de actos jurídicos, haciendo efectiva la existencia legal de todas y todos los habitantes de la República Bolivariana de Venezuela, adecuado a las disposiciones de la Ley Orgánica de Registro Civil.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.500.000					3.500.000
	TOTAL	**3.500.000**					**3.500.000**

PROYECTO: COD. N.E: 122674 COD. PPTO: 030090000 Instalación y Funcionamiento de los Centros de Inscripción y Actualización para la Inclusión de las Ciudadanas y Ciudadanos en el Registro Electoral año 2014.

UNIDAD DE MEDIDA: centro

CANTIDAD: Fem.(0) Mas.(0) Total(150)

ASIGNACIÓN PRESUPUESTARIA: 1.500.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la participación protagónica del pueblo organizado en todos los ámbitos de la dinámica política.

OBJETIVOS ESPECÍFICOS: Alcanzar la inclusión de las ciudadanas y ciudadanos no inscritos en el Registro Electoral, así como la actualización de datos de las electoras y electores que lo soliciten.

RESULTADO: Centros de Inscripción y Actualización para la inscripción, actualización y depuración de electores y electoras en el Registro Electoral.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.242.651					1.242.651
4.02	Materiales, suministros y mercancías	229.777					229.777
4.03	Servicios no personales	27.572					27.572
	TOTAL	**1.500.000**					**1.500.000**

PROYECTO: COD. N.E: 123066 COD. PPTO: 030091000 Optimización del Sistema Automatizado de Votación.

UNIDAD DE MEDIDA: equipo

CANTIDAD: Fem.(0) Mas.(0) Total(141.907)

ASIGNACIÓN PRESUPUESTARIA: 2.800.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimizar los procesos que contribuyen y garantizan el ejercicio democrático de ciudadanía y derechos políticos.

OBJETIVOS ESPECÍFICOS: Desarrollar labores de revisión, mantenimiento y renovación de los equipos y componentes que conforman el sistema automatizado de votación venezolano.

RESULTADO: Sistema Automatizado de Votación ampliado y optimizado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.800.000					2.800.000
	TOTAL	**2.800.000**					**2.800.000**

PROYECTO: COD. N.E: 122790 COD. PPTO: 030092000 Difusión de mensajes publicitarios e institucionales en medios de comunicación

UNIDAD DE MEDIDA: mensaje

CANTIDAD: Fem.(0) Mas.(0) Total(156)

ASIGNACIÓN PRESUPUESTARIA: 2.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la participación protagónica del pueblo organizado en todos los ámbitos de la dinámica política y acelerar la promoción de la participación del pueblo, para el fortalecimiento de las capacidades locales de acción sobre aspectos políticos, sociales y culturales.

OBJETIVOS ESPECÍFICOS: Posicionar al Consejo Nacional Electoral como un árbitro confiable, transparente y seguro; además como una institución eficaz en la tramitación de documentos del Registro Civil.

RESULTADO: Mensajes difundidos, población informada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	2.000.000					2.000.000
	TOTAL	**2.000.000**					**2.000.000**

PROYECTO:	COD. N.E: 122595 COD. PPTO: 030093000 Automatización de los procesos medulares y adecuación de la Oficina Nacional de Supervisión del Registro Civil e Identificación a nivel Nacional para el año 2014.
UNIDAD DE MEDIDA:	centro
CANTIDAD:	Fem.(0) Mas.(0) Total(254)
ASIGNACIÓN PRESUPUESTARIA:	500.000
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Consolidar un estilo científico, tecnológico e innovador de carácter transformador, diverso, creativo y profundamente dinámico, garante de la independencia y la soberanía económica.
OBJETIVOS ESPECÍFICOS:	Sistematizar y optimizar los procedimientos y trámites de supervisión, fiscalización y auditoria del Registro Civil e Identificación, a fin de garantizar la eficiencia y eficacia en la verificación posterior de la prestación del servicio de los órganos de gestión del Sistema Nacional de Registro Civil, haciendo énfasis en los trámites de Identificación, según lo establecido en la Constitución Nacional, Ley Orgánica del Poder Electoral, y La Ley orgánica de Registro Civil en cuanto al marco de competencia para la incorporación de tecnologías apropiadas para el correcto funcionamiento de los archivos y dotación de los medios tecnológicos adecuados que permitan a los venezolanas y venezolanos acceder a información confiable y oportuna.
RESULTADO:	254 centros de supervisión automatizados y adecuados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	500.000					500.000
	TOTAL	**500.000**					**500.000**

PROYECTO: COD. PPTO: 039999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(20.048)

ASIGNACIÓN PRESUPUESTARIA: 20.048

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito al Consejo Nacional Electoral

OBJETIVOS ESPECÍFICOS: Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito al Consejo Nacional Electoral

RESULTADO: 20.048

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	20.048					20.048
	TOTAL	**20.048**					**20.048**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	20.048					20.048
4.07.01.00.00	Transferencias y donaciones corrientes internas	20.048					20.048
4.07.01.03.00	Transferencias corrientes internas al sector público	20.048					20.048
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	20.048					20.048
	- A0248 Fundación Instituto de Altos Estudios del Poder Electoral	20.048					20.048

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.489.817.011					1.489.817.011
4.03	Servicios no personales	6.307.198					6.307.198
	TOTAL	**1.496.124.209**					**1.496.124.209**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	32.195.540					32.195.540
4.03	Servicios no personales	118.907.691					118.907.691
4.04	Activos reales	441.543					441.543
4.07	Transferencias y donaciones	4.952					4.952
	TOTAL	**151.549.726**					**151.549.726**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.952					4.952
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.952					4.952
4.07.01.03.00	Transferencias corrientes internas al sector público	4.952					4.952
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.952					4.952
	- A0248 Fundación Instituto de Altos Estudios del Poder Electoral	4.952					4.952

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.698.912					1.698.912
4.07	Transferencias y donaciones	495.577.105					495.577.105
	TOTAL	**497.276.017**					**497.276.017**

06

Ministerio del Poder Popular para Relaciones Exteriores

MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La política exterior Bolivariana ha entrado en una nueva etapa de geopolítica mundial, los acontecimientos globales y el nuevo papel de Venezuela en el escenario internacional, requieren de una ejecución dinámica, flexible y adaptada a las verdaderas necesidades del país en materia de relaciones internacionales. El Ministerio del Poder Popular para Relaciones Exteriores tiene, según el Decreto sobre Organización y Funcionamiento de la Administración Pública Nacional, las siguientes atribuciones: "Regulación, formulación y seguimiento de políticas, la planificación, coordinación y realización de actividades del Ejecutivo Nacional en materia de política exterior, lo cual comprende la actuación internacional de la República". Bajo la conducción del Presidente de la República por mandato constitucional, la política exterior de la República Bolivariana de Venezuela, juega un papel importante en la defensa y el desarrollo sostenible y sustentable de la Nación.

Dentro de las atribuciones de la Cancillería se detalla: "La conducción de las relaciones con los otros Estados, dentro del territorio o en el exterior a través de las Misiones", estas últimas, elementos fundamentales e indispensables para la ejecución de la política exterior. Las 156 Misiones Diplomáticas, Oficinas Consulares y Representaciones Permanentes ante Organismos Internacionales, conforman un cuerpo diplomático comprometido con los ideales Bolivarianos y con la consolidación de los cinco Objetivos Históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 en el ámbito internacional. Gracias al impulso del Comandante Supremo, el Presidente de la República, el apoyo de la Cancillería y los órganos y entes de la Administración Pública, la República Bolivariana de Venezuela ha tenido un avance importante en su posicionamiento en la Geopolítica Internacional, logros que se han tejido a causa de la formulación y puesta en práctica de políticas y estrategias bien definidas y orientadas que han permitido, fundamentalmente, el fortalecimiento de la soberanía nacional y la integración latinoamericana, promoción de nuevos paradigmas que conlleven hacia un mundo pluripolar y la diversificación definitiva de las relaciones internacionales, que se constituyen en un punto importante de nuestra política exterior.

En este sentido, producto de las circunstancias internas y externas, se hace necesario continuar desempeñando el papel protagónico en la región y el mundo, consolidar la unión de nuestra América a través de organismos como la CELAC, Mercosur, ALBA, Unasur y ASA, hasta lograr el desmontaje completo de la ya debilitada hegemonía mundial y de los órganos internacionales supeditados a mantener el estatus quo global, para iniciar una nueva era de justicia social, solidaridad, garantías de paz, el respeto de las libertades de pensamiento, religión y la autodeterminación de los pueblos.

En este marco, el Ministerio del Poder Popular para Relaciones Exteriores continuará aplicando para el ejercicio 2014, una Política Presupuestaria comprensible, factible y dinámica, cumpliendo con los criterios recomendados por los órganos rectores en materia de Planificación y Presupuesto, atendiendo las perspectivas de las variables que representen el equilibrio de ingresos y gastos en dicho ejercicio, considerando las limitaciones fiscales existentes; orientando la aplicación de los recursos disponibles con criterio de austeridad, maximizando la eficiencia en el gasto, de acuerdo con lo establecido en el Decreto 6.649 mediante el cual se dictó el Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional.

Directrices en Materia de Planificación:

El Plan Operativo Anual Institucional (POAI) 2014, como expresión de la planificación operativa e instrumento de registros, permitirá concretar las líneas definidas en el Plan Estratégico del Ministerio del Poder Popular para Relaciones Exteriores, siguiendo las directrices y pautas metodológicas del Ministerio del Poder Popular de Planificación, referidas a la formulación de los proyectos estratégicos e institucionales, así como las acciones centralizadas que sirven de apoyo.

Los proyectos formulados para el ejercicio fiscal 2014, parten del enfoque estratégico planteado en el legado histórico del Comandante Supremo Hugo Chávez Frías y apuntan hacia la Venezuela potencia dentro de la Gran Potencia de América Latina y el Caribe. El componente internacional está inmerso dentro de los cinco Grandes objetivos históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, y el papel del Ministerio, en coordinación con otros órganos y entes de la Administración Pública Nacional, es desarrollar elementos fundamentales para el ejercicio 2014, basado en la consecución de las metas planteadas y el impacto político y social esperado.

Para el logro de estos objetivos, se hará énfasis en el papel de la política exterior venezolana, equiparable a la política de seguridad y defensa del Estado.

En este sentido, la Constitución de la República Bolivariana de Venezuela establece en su Artículo 315: “En los presupuestos públicos anuales de gastos, en todos los niveles de gobierno, se establecerá de manera clara, para cada crédito presupuestario, el objetivo específico a que esté dirigido, los resultados concretos que se esperan obtener y los funcionarios públicos o funcionarias públicas responsables para el logro de tales resultados. Estos se establecerán en términos cuantitativos, mediante indicadores de desempeño, siempre que ello sea técnicamente posible (...)”.

El Ministerio del Poder Popular para Relaciones Exteriores, buscando garantizar lo establecido en el párrafo anterior, elaboró el Plan Operativo Anual por categorías, separando la política exterior de los gastos de funcionamiento de las Misiones, permitiendo visibilizar el componente estratégico, su vinculación con el Plan de Desarrollo Económico y Social de la Nación y la medición de la gestión política.

Iniciativas Estratégicas:

Las iniciativas estratégicas fungen como proyectos estratégicos de las Misiones, contemplan un objetivo a corto y mediano plazo, están orientadas al cumplimiento de una línea política y están compuestas por acciones concretas, medibles y cuantificables. Con la formulación de las Iniciativas se pretende contrarrestar diplomática e intensivamente la presión internacional frente a la Revolución Bolivariana, reafirmando la capacidad instalada en el exterior, estableciendo Mancomunidades y Redes de Cooperación Diplomática, como mecanismo inédito para maximizar y financiar las oportunidades de negociación diplomática, compuestas por iniciativas inherentes a las áreas de cooperación e intercambio de alto valor estratégico y geopolítico; diseñando y consolidando a su vez una base de datos que garantice el flujo de información permanente y actualizada entre el MPPRE y las Misiones en el exterior, promoviendo los instrumentos de integración como la Alianza Bolivariana para los Pueblos de América (ALBA), la Unión de Naciones Suramericanas (UNASUR), la Comunidad de Estados Latinoamericanos y Caribeños (CELAC) y el Mercado Común del Sur (MERCOSUR), como una vía para frenar la ofensiva contra el orden impuesto por el imperio e impulsar y fortalecer la diplomacia de los pueblos a favor de movimientos sociales anti hegemónicos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
120.304	060042000	Modernización y fortalecimiento de las instalaciones del Ministerio del Poder Popular para Relaciones Exteriores	Obra			16	21.614.004			21.614.004
120.294	060043000	Fortalecimiento de la eficiencia político administrativa y calidad revolucionaria del MPPRE	Servicio			1	9.082.816			9.082.816
120.286	060044000	Fortalecimiento de la presencia de la República Bolivariana de Venezuela en los organismos multilaterales y en los foros de diálogo y concertación política, particularmente en materia de integración	Servicio			1	23.599.088			23.599.088
120.266	060045000	Identificar, determinar y preservar en una primera fase la frontera terrestre, fluvial y marítima de la República Bolivariana de Venezuela con los países vecinos	Servicio			1	5.000.000			5.000.000
120.279	060046000	Reimpulso de la representación Diplomática de la República Bolivariana de Venezuela en el mundo	Servicio			1	738.682.329			738.682.329
120.275	060047000	Reimpulso del intercambio cultural, educativo y científico hacia la internacionalización del pensamiento Bolivariano	Servicio			1	3.387.887			3.387.887
120.264	060048000	Fortalecimiento de las actuaciones diplomáticas y consulares de nuestras Misiones Diplomáticas, Oficinas Consulares y Representaciones Permanentes ante los organismos internacionales acreditadas en el exterior	Servicio			1	30.892.432			30.892.432
120.377	060049000	Ejecución de iniciativas estratégicas mancomunadas de alto impacto político en el ámbito regional, hemisférico y mundial	Acción			529	10.600.000			10.600.000
120.306	060050000	Ejecución de iniciativas estratégicas de alto impacto geopolítico en el exterior para convertir a Venezuela en país potencia dentro de la gran potencia naciente de América Latina y el Caribe	Servicio			1	11.876.313			11.876.313
	069999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			11.000.000	11.000.000			11.000.000
						TOTAL	865.734.869			865.734.869

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
060001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	601.480.271			601.480.271
060002000	Gestión administrativa	135.638.102			135.638.102
060003000	Previsión y protección social	118.646.758			118.646.758
	TOTAL	**855.765.131**			**855.765.131**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos F	N° de Cargos M	N° de Cargos V	N° de Cargos Total	Sueldos/Salarios	Compensaciones	Presupuesto 2014
Personal Fijo a Tiempo Completo	**919**	**1.335**		**2.254**	**89.902.729**	**10.063.046**	**99.965.775**
Altos Funcionarios y de Elección Popular	1			1	30.324		30.324
Alto Nivel y de Dirección	1	3		4	213.097		213.097
Profesional y Técnico	157	423		580	19.244.466	1.802.476	21.046.942
Administrativo	665	663		1.328	58.081.362	8.260.570	66.341.932
Obrero	95	246		341	12.333.480		12.333.480
Personal Contratado	**1.445**	**1.169**		**2.614**	**197.146.128**		**197.146.128**
Profesional y Técnico	1.241	869		2.110	181.609.962		181.609.962
Administrativo	204	288		492	15.324.166		15.324.166
Obrero		12		12	212.000		212.000
TOTAL	**2.364**	**2.504**		**4.868**	**287.048.857**	**10.063.046**	**297.111.903**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**204**	**27**	**231**	**18.073.393**
Empleado	204	27	231	18.073.393
Jubilados	**518**	**597**	**1.115**	**100.573.365**
Empleado	518	597	1.115	100.573.365
TOTAL	**722**	**624**	**1.346**	**118.646.758**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.052.077.892			1.052.077.892
4.02	Materiales, suministros y mercancías	78.583.221			78.583.221
4.03	Servicios no personales	412.575.177			412.575.177
4.04	Activos reales	12.009.976			12.009.976
4.06	Gastos de defensa y seguridad del estado	500.000			500.000
4.07	Transferencias y donaciones	152.753.734			152.753.734
4.11	Disminución de pasivos	13.000.000			13.000.000
	TOTAL	**1.721.500.000**			**1.721.500.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	11.000.000			11.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	11.000.000			11.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	11.000.000			11.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	11.000.000			11.000.000
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	11.000.000			11.000.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	10.000.000			10.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	10.000.000			10.000.000
4.07.02.01.00	Transferencias corrientes al exterior	10.000.000			10.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	10.000.000			10.000.000
	- I0077 Organización de las Naciones Unidas (ONU)	10.000.000			10.000.000

PROYECTO: COD. N.E: 120.304 COD. PPTO: 060042000 Modernización y fortalecimiento de las instalaciones del Ministerio del Poder Popular para Relaciones Exteriores

UNIDAD DE MEDIDA: Obra

CANTIDAD: Fem.(0) Mas.(0) Total(16)

ASIGNACIÓN PRESUPUESTARIA: 21.614.004

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Aumentar la capacidad operativa, administrativa y sustantiva del MPPRE, a través de instalaciones en óptimo estado.

OBJETIVOS ESPECÍFICOS: Aumentar la capacidad operativa, administrativa y sustantiva del MPPRE a través de instalaciones en óptimo estado.

RESULTADO: Infraestructuras rehabilitadas y en óptimas condiciones para cumplir con los mandatos de la LOPCYMAT y la nueva LOTTT, cumpliendo así con un ambiente de trabajo social que reivindique las luchas laborales de los trabajadores.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	17.857					17.857
4.02	Materiales, suministros y mercancías	585.057					585.057
4.03	Servicios no personales	15.575.179					15.575.179
4.04	Activos reales	5.435.911					5.435.911
	TOTAL	**21.614.004**					**21.614.004**

PROYECTO: COD. N.E: 120.294 COD. PPTO: 060043000 Fortalecimiento de la eficiencia político administrativa y calidad revolucionaria del MPPRE

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 9.082.816

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Reimpulsar la nueva institucionalidad Bolivariana en el Ministerio del Poder Popular para Relaciones Exteriores, con la finalidad de fortalecer la política exterior venezolana.

OBJETIVOS ESPECÍFICOS: Fortalecer el sistema de control de gestión administrativa del MPPRE

RESULTADO: Procesos administrativos actualizados y automatizados permitiendo una mejor distribución del tiempo y los cargos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	912.800					912.800
4.02	Materiales, suministros y mercancías	71.700					71.700
4.03	Servicios no personales	3.640.073					3.640.073
4.04	Activos reales	458.243					458.243
4.07	Transferencias y donaciones	4.000.000					4.000.000
	TOTAL	**9.082.816**					**9.082.816**

PROYECTO:	COD. N.E: 120.286 COD. PPTO: 060044000 Fortalecimiento de la presencia de la República Bolivariana de Venezuela en los organismos multilaterales y en los Foros de Diálogo y Concertación política, particularmente en materia de integración
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	23.599.088
OBJETIVO HISTÓRICO:	Contribuir al desarrollo de una nueva geopolítica internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer la política exterior de la República Bolivariana de Venezuela en ámbito multilateral permitiendo la transformación de los sistemas internacionales de concertación política, cooperación e integración.
OBJETIVOS ESPECÍFICOS:	Fortalecer la política exterior de la República Bolivariana de Venezuela en ámbito multilateral permitiendo la transformación de los sistemas internacionales de concertación política, cooperación e integración.
RESULTADO:	Presencia activa de la República Bolivariana de Venezuela, fortalecida en los organismos multilaterales y en los foros de diálogo y concertación política, particularmente en materia de integración.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	3.599.088					3.599.088
4.07	Transferencias y donaciones	10.000.000					10.000.000
4.11	Disminución de pasivos	10.000.000					10.000.000
	TOTAL	**23.599.088**					**23.599.088**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	10.000.000					10.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	10.000.000					10.000.000
4.07.02.01.00	Transferencias corrientes al exterior	10.000.000					10.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	10.000.000					10.000.000
	- I0077 Organización de las Naciones Unidas (ONU)	10.000.000					10.000.000

PROYECTO: COD. N.E: 120.266 COD. PPTO: 060045000 Identificar, determinar y preservar en una primera fase la frontera terrestre, fluvial y marítima de la República Bolivariana de Venezuela con los países vecinos.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 5.000.000

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva geopolítica internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el desarrollo integral de los espacios fronterizos y las relaciones bilaterales de vecindad.

OBJETIVOS ESPECÍFICOS: Fortalecer la soberanía nacional acelerando la conformación del bloque geopolítico regional y de un mundo multipolar.

RESULTADO: Frontera fluvial, marítima y terrestre identificada y preservada para garantizar la soberanía territorial de la República Bolivariana de Venezuela.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	112.000					112.000
4.02	Materiales, suministros y mercancías	621.614					621.614
4.03	Servicios no personales	2.917.044					2.917.044
4.04	Activos reales	1.349.342					1.349.342
	TOTAL	**5.000.000**					**5.000.000**

PROYECTO: COD. N.E: 120.279 COD. PPTO: 060046000 Reimpulso de la representación Diplomática de la República Bolivariana de Venezuela en el mundo.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 738.682.329

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva geopolítica internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diversificar las relaciones diplomáticas para la creación de nuevos bloques de poder no hegemónicos, de acuerdo al establecimiento de áreas de interés geoestratégicas, para la construcción de un mundo multicéntrico y pluripolar.

OBJETIVOS ESPECÍFICOS: Consolidar la presencia de Venezuela en los países geoestratégicos donde se tiene representación diplomática y consular, a través de procesos administrativos y logísticos eficientes y dinámicos.

RESULTADO: 100% de las misiones diplomáticas, oficinas consulares y representaciones permanentes ante organismos internacionales reciben acompañamiento logístico y administrativo permanente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	460.232.364					460.232.364
4.02	Materiales, suministros y mercancías	43.124.321					43.124.321
4.03	Servicios no personales	231.808.563					231.808.563
4.07	Transferencias y donaciones	3.517.081					3.517.081
	TOTAL	**738.682.329**					**738.682.329**

PROYECTO: COD. N.E: 120.275 COD. PPTO: 060047000 Reimpulso del intercambio cultural, educativo y científico hacia la internacionalización del pensamiento Bolivariano

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 3.387.887

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva geopolítica internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Reimpulsar el intercambio cultural, educativo y científico a fin de aumentar el impacto generado por la revolución Bolivariana en el exterior.

OBJETIVOS ESPECÍFICOS: Aplicar estrategias para la visibilización y el fortalecimiento de los movimientos sociales que hacen vida en las regiones del mundo donde Venezuela tiene presencia, a través de sus representaciones diplomáticas y consulares.

RESULTADO: Servicio de representación cultural de la República Bolivariana de Venezuela, en el ámbito internacional fortalecida mediante una articulación de actividades culturales, que generen un verdadero impacto en las bases populares a nivel regional, hemisférico y mundial.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	657.390					657.390
4.02	Materiales, suministros y mercancías	776.834					776.834
4.03	Servicios no personales	1.948.988					1.948.988
4.07	Transferencias y donaciones	4.675					4.675
	TOTAL	**3.387.887**					**3.387.887**

PROYECTO: COD. N.E: 120.264 COD. PPTO: 060048000 Fortalecimiento de las actuaciones diplomáticas y consulares de nuestras misiones diplomáticas, oficinas consulares y representaciones permanentes ante los organismos internacionales acreditadas en el exterior.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 30.892.432

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diversificar las relaciones diplomáticas para la creación de nuevos bloques de poder no hegemónicos, de acuerdo al establecimiento de áreas de interés geoestratégicas, para la construcción de un mundo multicéntrico y pluripolar.

OBJETIVOS ESPECÍFICOS: Fortalecer las actuaciones diplomáticas y consulares de las misiones diplomáticas, oficinas consulares y representaciones permanentes ante los organismos internacionales, para posicionar los logros revolucionarios alcanzados por Venezuela, así como hacer frente a los intereses hegemónicos de la potencia imperialista.

RESULTADO: Servicio de representación diplomática de Venezuela fortalecida a través de una eficiente ejecución de las actuaciones diplomáticas y consulares por medio de nuestras misiones diplomáticas, oficinas consulares y representaciones permanentes ante los organismos internacionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.017.052					1.017.052
4.02	Materiales, suministros y mercancías	6.228.720					6.228.720
4.03	Servicios no personales	23.464.684					23.464.684
4.07	Transferencias y donaciones	181.976					181.976
	TOTAL	**30.892.432**					**30.892.432**

PROYECTO: COD. N.E: 120.377 COD. PPTO: 060049000 Ejecución de iniciativas estratégicas mancomunadas de alto impacto político en el ámbito regional, hemisférico y mundial

UNIDAD DE MEDIDA: Acción

CANTIDAD: Fem.(0) Mas.(0) Total(529)

ASIGNACIÓN PRESUPUESTARIA: 10.600.000

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diversificar las relaciones diplomáticas para la creación de nuevos bloques de poder no hegemónicos, de acuerdo al establecimiento de áreas de interés geoestratégicas, para la construcción de un mundo multicéntrico y pluripolar.

OBJETIVOS ESPECÍFICOS: Ejecutar propuestas de política exterior a través de la metodología de iniciativas estratégicas mancomunadas que generen impacto estructural de mediano y largo plazo, en materia de diplomacia dura y blanda que beneficien el acercamiento de los pueblos, la transferencia tecnológica y la cooperación internacional.

RESULTADO: Iniciativas estratégicas mancomunadas de alto impacto regional y hemisférico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	507.960					507.960
4.02	Materiales, suministros y mercancías	388.500					388.500
4.03	Servicios no personales	9.620.035					9.620.035
4.04	Activos reales	83.505					83.505
	TOTAL	**10.600.000**					**10.600.000**

PROYECTO:	COD. N.E: 120.306 COD. PPTO: 060050000 Ejecución de iniciativas estratégicas de alto impacto geopolítico en el exterior para convertir a Venezuela en país potencia dentro de la gran potencia naciente de América Latina y el Caribe
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	11.876.313
OBJETIVO HISTÓRICO:	Contribuir al desarrollo de una nueva geopolítica internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Diversificar las relaciones diplomáticas para la creación de nuevos bloques de poder no hegemónicos, de acuerdo al establecimiento de áreas de interés geoestratégicas, para la construcción de un mundo multicéntrico y pluripolar.
OBJETIVOS ESPECÍFICOS:	Garantizar la ejecución eficiente de iniciativas estratégicas de alto impacto que redunden en beneficios para la nación.
RESULTADO:	Política Exterior de la República Bolivariana de Venezuela fortalecida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	640.198					640.198
4.02	Materiales, suministros y mercancías	2.084.303					2.084.303
4.03	Servicios no personales	8.593.568					8.593.568
4.04	Activos reales	155.000					155.000
4.07	Transferencias y donaciones	403.244					403.244
	TOTAL	**11.876.313**					**11.876.313**

PROYECTO:	COD. PPTO: 069999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(11.000.000)
ASIGNACIÓN PRESUPUESTARIA:	11.000.000
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito al Ministerio del Poder Popular para Relaciones Exteriores.
OBJETIVOS ESPECÍFICOS:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito al Ministerio del Poder Popular para Relaciones Exteriores.
RESULTADO:	Recursos transferidos el ente descentralizado para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	11.000.000					11.000.000
	TOTAL	**11.000.000**					**11.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	11.000.000					11.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	11.000.000					11.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	11.000.000					11.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	11.000.000					11.000.000
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	11.000.000					11.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	587.980.271					587.980.271
4.03	Servicios no personales	13.500.000					13.500.000
	TOTAL	601.480.271					601.480.271

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	24.702.172					24.702.172
4.03	Servicios no personales	97.907.955					97.907.955
4.04	Activos reales	4.527.975					4.527.975
4.06	Gastos de defensa y seguridad del estado	500.000					500.000
4.07	Transferencias y donaciones	5.000.000					5.000.000
4.11	Disminución de pasivos	3.000.000					3.000.000
	TOTAL	135.638.102					135.638.102

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	118.646.758					118.646.758
	TOTAL	118.646.758					118.646.758

08

Ministerio del Poder Popular para la Defensa

MINISTERIO DEL PODER POPULAR PARA LA DEFENSA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para la Defensa, como parte de la Administración Pública Nacional, desarrolla su gestión institucional en el marco de las políticas implementadas por el Ejecutivo Nacional a través del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

El actual plan de gobierno está conformado por cinco objetivos históricos dirigidos a la consolidación de la independencia nacional, continuación de la construcción del Socialismo Bolivariano como alternativa al modelo capitalista, transformación de Venezuela en un país potencia, conformación de un mundo multicéntrico y pluripolar, y la preservación de la vida del planeta y de la especie humana.

En atención a lo anterior, la Fuerza Armada Nacional Bolivariana (FANB) formuló su Plan Estratégico, a objeto de dar cumplimiento a la misión de garantizar la independencia, soberanía e integridad del espacio geográfico de la nación.

Considerando tales objetivos nacionales, este Despacho Ministerial desde sus particularidades, materializa el proceso de planificación necesario para cumplir con las responsabilidades asignadas como máximo órgano administrativo en materia de defensa militar, a través de los siguientes objetivos:

I. Para el cumplimiento del Objetivo Histórico I, **defender expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional,** la FANB, estimó recursos destinados a cumplir con los objetivos nacionales orientados a: garantizar la continuidad y consolidación de la Revolución Bolivariana; desarrollar nuestras capacidades científico-tecnológicas vinculadas a las necesidades del pueblo y fortalecer el poder defensivo nacional para proteger la Independencia y la soberanía nacional, asegurando los recursos y riquezas de nuestro país para las futuras generaciones.

   En este orden de ideas, se establecen metas de adquisición, equipamiento y mantenimiento distribuidas en el Comando Estratégico Operacional, órgano de planificación de la FANB, por cada Componente Militar, la Milicia, la Misión Negro Primero y el Ministerio del Poder Popular para la Defensa, como órgano administrativo de defensa militar.

II. Par el cumplimiento del Objetivo Histórico II, **continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo,** se estima contribuir con los objetivos nacionales relacionados con la construcción de una sociedad igualitaria y justa; irrupción definitiva del nuevo estado democrático y social, de derecho y de justicia.

Para ello se establecen metas para garantizar los procesos judiciales, educación superior, adiestramiento, investigación, capacitación, apoyo al bienestar de la población militar, entre ellas la Misión Negro Primero.

III. Para el cumplimiento del Objetivo Histórico III, **convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la gran potencia naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América**, se estima contribuir con los objetivos nacionales relacionados con el desarrollo del poderío económico en base al aprovechamiento óptimo de las potencialidades que ofrecen nuestros recursos para la generación de la máxima felicidad de nuestro pueblo, así como de las bases materiales para la construcción de nuestro socialismo bolivariano; ampliación y conformación del poderío militar para la defensa de la patria y profundización del desarrollo de la nueva geopolítica nacional.

IV. Para el cumplimiento del Objetivo Histórico V, **contribuir con la preservación de la vida en el planeta y la salvación de la especie humana**, se tiene previsto contribuir con el objetivo nacional dirigido a proteger y defender la soberanía permanente del Estado sobre los recursos naturales para el beneficio supremo de nuestro pueblo, que será su principal garante. En este sentido se determinan las metas dirigidas a conformar el equipamiento para la realización de actividades de guardería ambiental investigativa.

En este sentido, el Ministerio identifica los proyectos que conformaran su Plan Operativo Anual Institucional (Proyectos Estratégicos, así como los Proyectos y las Acciones Centralizadas relacionados a las operaciones específicas asociadas a los objetivos y al funcionamiento institucional).

En atención a lo descrito anteriormente, se formularon trece (13) proyectos que involucran las principales áreas de acción en materia de gerencia, empleo del componente militar, inteligencia, logística y adquisiciones, educación y salud, que se mencionan a continuación:

1. Asegurar la ejecución de las operaciones militares para contribuir con la defensa y desarrollo integral de la Nación.
2. Proveer el soporte de actividades logísticas que permitan la operatividad de la Fuerza Armada Nacional.
3. Operaciones de Inteligencia para preservar la seguridad de la Nación.
4. Desarrollar acciones inherentes a la organización de la sociedad civil venezolana que contribuyan con la Defensa Integral de la Nación.
5. Cuidado integral de la salud a través de la Red Sanitaria Militar.
6. Formar, capacitar y adiestrar el talento humano de la Fuerza Armada Nacional y de la población en general.
7. Servicio de seguridad, custodia y protección presidencial.
8. Servicios e infraestructuras que garanticen el nivel operativo de la Fuerza Armada Nacional.
9. Circuito Judicial Penal Militar.

10. Fiscalía General Militar.

11. Defensoría Pública Militar.

12. Ejercer el control, la vigilancia y la fiscalización de los ingresos, gastos y bienes públicos afectos al Sector Defensa.

13. Sistema de información estadística del Ministerio del Poder Popular para la Defensa.

En el caso de los Proyectos financiados con Ley Especial de Endeudamiento, fueron incorporados veinte y dos (22) nuevos proyectos, otorgando prioridad a la culminación de un proyecto que está en proceso de ejecución.

1. Mejoramiento del parque automotor de los vehículos clase ambulancia de la Guardia Nacional Bolivariana.

2. Sistemas de comunicaciones de redes primarias y secundarias para la Guardia Nacional Bolivariana.

3. Adquisición de equipos y soporte logístico para la optimización de los procesos informáticos de la Guardia Nacional Bolivariana.

4. Plan de mantenimiento de carena a buques de la Armada Bolivariana en Cuba.

5. Recuperación y mantenimiento de los sistemas de armas de la Aviación.

6. Mantenimiento mayor del parque naval del Comando de Vigilancia Costera de la Guardia Nacional Bolivariana.

7. Adecuación de la infraestructura y equipamiento de los sistemas de información y comunicaciones del Componente Aviación.

8. Sistema nacional integrado de control de tráfico marítimo.

9. Desarrollo de la Industria Naval Gran-Nacional con la fabricación de embarcaciones tipo patrulleros de vigilancia Damen Stan Patrol tipo 4207 y 5009 en Cuba.

10. Expansión del sistema radio empleando como soporte el Satélite Simón Bolívar.

11. Modernización del taller de artes gráficas de la Dirección de Geografía y Cartografía de la Fuerza Armada Nacional Bolivariana.

12. Actualización de la plataforma de los servicios telemáticos de la Armada.

13. Adquisición de aeronaves para el Comando Aéreo de ala fija de la Guardia Nacional Bolivariana.

14. Adquisición de helicópteros para el Comando de la Guardia Nacional Bolivariana.

15. Reparación mayor de aeronaves de ala rotatoria del comando aéreo de la Guardia Nacional Bolivariana.

16. Soporte logístico para aeronaves de ala fija y rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.

17. Ampliación y mejora de la imprenta de la Guardia Nacional Bolivariana.

18. Elevar el nivel operativo del servicio de Patrullaje de la Comando Aéreo de la Guardia Nacional Bolivariana.

19. Mejoramiento del parque automotor de los vehículos tácticos de la Guardia Nacional Bolivariana.

20. Sistemas de armas para la Guardia Nacional Bolivariana.

21. Equipamiento funcional para las actividades de protección de guardería ambiental investigativa.

22. Adquisición de vehículos administrativos para el Ejército.

Las estimaciones presupuestarias estuvieron orientadas a prever los compromisos adquiridos, incluidos los correspondientes al consumo por concepto de los servicios básicos; las transferencias, subsidios y donaciones que se estiman otorgar al sector privado, responden a la política del Estado. De igual forma, se mantienen los criterios de eliminación del gasto suntuario, y se considera sufragar los beneficios socio-económicos, que en materia remunerativa han sido decretados para los funcionarios públicos en sus diferentes categorías: Personal Militar, Empleados, Obreros, Salud, Pensionados y Jubilados.

Finalmente, se mantienen las formas de acción que se vienen aplicando:

- Medidas de austeridad, con el fin de racionalizar el consumo de servicios básicos.
- Maximización de la eficiencia administrativa de los entes descentralizados para lograr su autofinanciamiento.
- Optimización en el suministro de los medicamentos y material médico quirúrgico a los diferentes centros hospitalarios y dispensadores de salud, con el propósito de preservar y cubrir la mayor demanda posible, con la mejor calidad de servicio.
- Énfasis en las áreas fronterizas con el objeto de minimizar los problemas en esas regiones.
- Adiestramiento del personal militar y civil, mediante la optimización de los recursos financieros asignados, garantizando con ello la seguridad, defensa y desarrollo del Estado Venezolano en el ámbito militar.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
N.E	Ppto.								
116382	080083000	Inversión Militar de la Fuerza Armada Nacional Bolivariana.	02-01-12	31-12-14	16.087.081.911	3.268.924.555			19.356.006.466
120416	080106000	Mantenimiento mayor del parque naval del Comando de Vigilancia Costera de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		133.457.968	133.457.967		266.915.935
120527	080110000	Actualización de la plataforma de los servicios telemáticos de la Armada Bolivariana.	01-01-14	01-10-15		336.555.131	706.800.872		1.043.356.003
120992	080111000	Sistema nacional integrado de control de tráfico marítimo.	01-01-14	29-12-17		1.623.984.075	487.195.222	1.136.788.853	3.247.968.150
121019	080112000	Desarrollo de la industria naval gran-nacional con la fabricación de embarcaciones tipo patrulleros de vigilancia Damen Stan Patrol tipo 4207 y 5009 en Cuba.	01-01-14	30-12-16		452.354.175	1.162.918.575	194.143.950	1.809.416.700
121025	080113000	Plan de mantenimiento de carena de los buques del Componente Armada en Cuba.	01-01-14	31-12-15		10.310.780	41.230.202		51.540.982
120212	080114000	Recuperación y mantenimiento de los sistemas de armas de la Aviación.	01-01-14	30-12-16		2.151.283.801	2.151.283.801	2.868.378.407	7.170.946.009
120307	080115000	Adecuación de la infraestructura y equipamiento de los sistemas de información y comunicaciones del Componente Aviación.	01-01-14	30-12-16		769.192.850	1.080.910.922	303.997.420	2.154.101.192
120238	080116000	Expansión del sistema radio empleando como soporte el Satélite Simón Bolívar.	01-01-14	31-12-15		106.186.080	105.074.999		211.261.079
120179	080117000	Mejoramiento del parque automotor de los vehículos clase ambulancia de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		234.585.999	234.586.000		469.171.999
120271	080118000	Elevar el nivel operativo del servicio de patrullaje de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		28.084.900	92.339.600		120.424.500
120243	080119000	Sistemas de comunicaciones de redes primarias y secundarias para la Guardia Nacional Bolivariana.	01-01-14	30-12-16		12.312.697	24.625.394	12.312.697	49.250.788
120198	080120000	Adquisición de equipos y soporte logístico para la optimización de los procesos informáticos de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		67.894.460	27.894.457		95.788.917

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
120189	080121000	Equipamiento funcional para las actividades de protección y guardería ambiental.	01-01-14	30-12-16		85.630.680	90.630.680	24.832.050	201.093.410
120180	080122000	Sistema de armas para la Guardia Nacional Bolivariana.	01-01-14	31-12-15		225.102.872	225.102.870		450.205.742
120178	080123000	Mejoramiento del parque automotor de los vehículos tácticos de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		58.920.270	49.912.160		108.832.430
120177	080124000	Ampliación y mejora de la imprenta de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		10.365.757	10.140.757		20.506.514
120155	080125000	Soporte logístico para aeronaves de ala fija y rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		398.357.190	398.357.190		796.714.380
120149	080126000	Reparación mayor de aeronaves de ala rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		63.000.000	63.000.000		126.000.000
120145	080127000	Adquisición de helicópteros para el Comando Aéreo de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		900.775.000	790.775.000		1.691.550.000
120127	080128000	Adquisición de aeronaves de ala fija para el Comando Aéreo de la Guardia Nacional Bolivariana.	01-01-14	31-12-15		520.128.000	520.128.000		1.040.256.000
120449	080129000	Mejoramiento de la eficiencia operativa del Componente Ejército.	01-01-14	30-12-16		1.151.560.467	1.156.160.468	1.156.160.465	3.463.881.400
120329	080136000	Modernización del taller de artes gráficas de la Dirección de Geografía y Cartografía de la Fuerza Armada Nacional Bolivariana.	01-01-14	31-12-15		15.436.669	12.376.069		27.812.738
				TOTAL	16.087.081.911	12.624.404.376	9.564.901.205	5.696.613.842	43.973.001.334

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
116.382	080083000	Inversión Militar de la Fuerza Armada Nacional Bolivariana.	Sistema			21		3.268.924.555		3.268.924.555
120.265	080101000	Planificar y ejecutar operaciones militares para la seguridad, defensa y desarrollo integral de la nación.	Operación			2.491	8.024.597.429	2.000.000.000		10.024.597.429
120.140	080102000	Servicios, Infraestructura y Compras Comunes que garanticen el nivel operativo de la Fuerza Armada Nacional Bolivariana.	Servicio			91.947	632.882.888	100.000.000		732.882.888
120.130	080103000	Formar, capacitar y adiestrar el talento humano de la Fuerza Armada Nacional y de la población venezolana en general.	Estudiante			58.655	287.261.461			287.261.461
120.254	080104000	Implementación del Sistema de Planificación Administrativo Automatizado.	Módulo			3	1.450.530			1.450.530
120.508	080105000	Servicio de Seguridad, Custodia y Protección Presidencial.	Actividad			506	47.978.779			47.978.779
120.416	080106000	Mantenimiento mayor del parque naval del Comando de Vigilancia Costera de la Guardia Nacional Bolivariana.	Lancha			43		133.457.968		133.457.968
120.126	080107000	Fiscalía General Militar.	Actuación			8.181	3.950.000			3.950.000
120.684	080108000	Comité de Defensa Integral para la seguridad interna en las comunidades.	Comité			200	21.851.721			21.851.721
120.147	080109000	Circuito Judicial Penal Militar.	Actuación			5.000	6.175.486			6.175.486
120.527	080110000	Actualización de la plataforma de los servicios telemáticos de la Armada Bolivariana.	Plataforma tecnológica			1		336.555.131		336.555.131
120.992	080111000	Sistema nacional integrado de control de tráfico marítimo.	Sistema			1		1.623.984.075		1.623.984.075
121.019	080112000	Desarrollo de la industria naval gran-nacional con la fabricación de embarcaciones tipo patrulleros de vigilancia Damen Stan Patrol tipo 4207 y 5009 en Cuba.	Embarcación			12		452.354.175		452.354.175
121.025	080113000	Plan de mantenimiento de carena de los buques del Componente Armada en Cuba.	Mantenimiento			8		10.310.780		10.310.780
120.212	080114000	Recuperación y mantenimiento de los sistemas de armas de la Aviación.	Aeronave			86		2.151.283.801		2.151.283.801

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
120.307	080115000	Adecuación de la infraestructura y equipamiento de los sistemas de información y comunicaciones del Componente Aviación.	Acondicionamiento			1.421		769.192.850		769.192.850
120.238	080116000	Expansión del sistema radio empleando como soporte el Satélite Simón Bolívar.	Red			1		106.186.080		106.186.080
120.179	080117000	Mejoramiento del parque automotor de los vehículos clase ambulancia de la Guardia Nacional Bolivariana.	Vehículo			311		234.585.999		234.585.999
120.271	080118000	Elevar el nivel operativo del servicio de patrullaje de la Guardia Nacional Bolivariana.	Vehículo			1.000		28.084.900		28.084.900
120.243	080119000	Sistemas de comunicaciones de redes primarias y secundarias para la Guardia Nacional Bolivariana.	Red			1		12.312.697		12.312.697
120.198	080120000	Adquisición de equipos y soporte logístico para la optimización de los procesos informáticos de la Guardia Nacional Bolivariana.	Plataforma tecnológica			1		67.894.460		67.894.460
120.189	080121000	Equipamiento funcional para las actividades de protección y guardería ambiental.	Equipo			20		85.630.680		85.630.680
120.180	080122000	Sistema de armas para la Guardia Nacional Bolivariana.	Arma			19.538		225.102.872		225.102.872
120.178	080123000	Mejoramiento del parque automotor de los vehículos tácticos de la Guardia Nacional Bolivariana.	Vehículo			90		58.920.270		58.920.270
120.177	080124000	Ampliación y mejora de la imprenta de la Guardia Nacional Bolivariana.	Equipo			10		10.365.757		10.365.757
120.155	080125000	Soporte logístico para aeronaves de ala fija y rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.	Aeronave			49		398.357.190		398.357.190
120.149	080126000	Reparación mayor de aeronaves de ala rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.	Reparación			5		63.000.000		63.000.000
120.145	080127000	Adquisición de helicópteros para el Comando Aéreo de la Guardia Nacional Bolivariana.	Aeronave			24		900.775.000		900.775.000
120.127	080128000	Adquisición de aeronaves de ala fija para el Comando Aéreo de la Guardia Nacional Bolivariana.	Aeronave			12		520.128.000		520.128.000
120.449	080129000	Mejoramiento de la eficiencia operativa del Componente Ejército.	Vehículo			5.843		1.151.560.467		1.151.560.467

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
120.269	080130000	Sistema Estadístico Automatizado del Ministerio del Poder Popular para la Defensa.	Módulo			5	2.150.000			2.150.000
120.124	080131000	Defensoría Pública Militar.	Actuación			16.920	6.700.449			6.700.449
120.176	080132000	Cuidado Integral de la Salud a través de la Red Sanitaria Militar.	Paciente	3.556.058	2.909.503	6.465.561	1.754.537.249	450.000.000		2.204.537.249
120.456	080133000	Operaciones de Contrainteligencia Militar para preservar la seguridad de la nación.	Acción			1.173	129.685.215			129.685.215
120.247	080134000	Proveer el soporte de Actividades Logísticas que permitan la operatividad de la Fuerza Armada Nacional Bolivariana.	Actividad			643	752.017.893	250.000.000		1.002.017.893
120.309	080135000	Ejercer el control, la vigilancia y fiscalización de los ingresos, gastos y bienes públicos afectos a la Fuerza Armada Nacional Bolivariana.	Actuación			316	5.900.449			5.900.449
120.329	080136000	Modernización del taller de artes gráficas de la Dirección de Geografía y Cartografía de la Fuerza Armada Nacional Bolivariana.	Equipo			6		15.436.669		15.436.669
	089999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	Bolívar			4.640.613.795	3.840.613.795	800.000.000		4.640.613.795
						TOTAL	15.517.753.344	16.224.404.376		31.742.157.720

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
080001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras.	1.755.450.347	400.000.000		2.155.450.347
080002000	Gestión administrativa.	546.623.503	200.000.000		746.623.503
080003000	Previsión y protección social.	349.818.990			349.818.990
080006000	Agregadurías Militares.	46.553.667			46.553.667
080007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres.	1.800.149			1.800.149
	TOTAL	2.700.246.656	600.000.000		3.300.246.656

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**44.135**	**172.000**	**5.893**	**222.028**	**4.615.781.031**	**250.753.928**	**4.866.534.959**
Directivo		2		2	31.220		31.220
Profesional y Técnico	997	541	917	2.455	55.201.622	21.093.089	76.294.711
Personal Administrativo	2.751	1.105	590	4.446	88.889.976	46.643.909	135.533.885
Personal Docente	481	229	136	846	32.743.393		32.743.393
Personal Médico	3.325	932	1.692	5.949	118.381.676	64.964.699	183.346.375
Personal Militar *	31.159	163.585		194.744	4.064.433.461		4.064.433.461
Obrero	5.422	5.606	2.558	13.586	256.099.683	118.052.231	374.151.914
Personal Fijo a Tiempo Parcial	**65**	**50**	**13**	**128**	**2.089.252**	**16.142**	**2.105.394**
Profesional y Técnico	28	19		47	1.129.940	16.142	1.146.082
Personal Docente	32	26		58	746.438		746.438
Personal Médico	5	5	13	23	212.874		212.874
Personal Contratado	**627**	**378**		**1.005**	**31.860.378**		**31.860.378**
Profesional y Técnico	207	104		311	6.729.123		6.729.123
Personal Administrativo	72	50		122	4.058.146		4.058.146
Personal Docente	268	176		444	16.396.337		16.396.337
Personal Médico	80	48		128	4.676.772		4.676.772
TOTAL	**44.827**	**172.428**	**5.906**	**223.161**	**4.649.730.661**	**250.770.070**	**4.900.500.731**

* El parte 2014 se proyecta en 264.744 militares, de los cuales no se incluyen en el cuadro 70.000 milicianos por devengar una retribución diferente a sueldo.

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1.864**	**422**	**2.286**	**99.252.249**
Médicos	60	12	72	2.938.762
Obreros	900	200	1.100	49.671.391
Empleados	803	160	963	40.513.592
Docentes	101	50	151	6.128.504
Jubilados	**2.730**	**2.510**	**5.240**	**250.566.741**
Médicos	104	70	174	6.938.641
Obreros	1.136	1.680	2.816	115.620.818
Empleados	1.200	700	1.900	110.744.521
Docentes	290	60	350	17.262.761
TOTAL	**4.594**	**2.932**	**7.526**	**349.818.990**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	10.448.661.028	2.592.289.854		13.040.950.882
4.02	Materiales, suministros y mercancías	1.984.608.219	387.018.630		2.371.626.849
4.03	Servicios no personales	1.067.415.991	1.151.809.474		2.219.225.465
4.04	Activos reales	195.633.201	11.843.286.418		12.038.919.619
4.06	Gastos de defensa y seguridad del estado	280.647.475			280.647.475
4.07	Transferencias y donaciones	4.241.034.086	840.000.000		5.081.034.086
4.11	Disminución de pasivos		10.000.000		10.000.000
	TOTAL	**18.218.000.000**	**16.824.404.376**		**35.042.404.376**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	3.889.852.667	839.200.000		4.729.052.667
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.889.852.667	839.200.000		4.729.052.667
4.07.01.03.00	Transferencias corrientes internas al sector público	3.889.852.667	839.200.000		4.729.052.667
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	416.267.289			416.267.289
	- A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	24.000.000			24.000.000
	- A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)	12.000.000			12.000.000
	- A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	2.000.263			2.000.263
	- A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)	69.886.772			69.886.772
	- A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	7.480.755			7.480.755
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	40.000.000			40.000.000
	- A0293 Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)	2.140.014			2.140.014
	- A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)	11.306.957			11.306.957
	- A0485 Fundación de Cardiología Integral (FUNDACARDIN)	7.520.786			7.520.786
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	239.931.742			239.931.742
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	84.374.573	39.200.000		123.574.573
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	84.374.573	39.200.000		123.574.573
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	3.389.210.805	800.000.000		4.189.210.805
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	3.389.210.805	800.000.000		4.189.210.805

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	206.180			206.180
4.07.01.00.00	Transferencias y donaciones corrientes internas	206.180			206.180
4.07.01.01.00	Transferencias corrientes internas al sector privado	206.180			206.180
4.07.01.01.73	Subsidios a instituciones benéficas privadas	206.180			206.180
	- S0940 Sociedad Divulgativa de la Historia Militar	206.180			206.180

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	148.712			148.712
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	148.712			148.712
4.07.02.01.00	Transferencias corrientes al exterior	148.712			148.712
4.07.02.01.04	Transferencias corrientes a organismos internacionales	148.712			148.712
	- I0090 Organización Mundial de la Salud (O.M.S.)	18.000			18.000
	- I0225 Unión Deportiva Militar Sudamericana (UDMSA)	6.192			6.192
	- I0226 Consejo Internacional del Deporte Militar (CISM)	124.520			124.520

PROYECTO: COD. N.E: 116382 COD. PPTO: 080083000 Inversión Militar de la Fuerza Armada Nacional Bolivariana.

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total (21)

ASIGNACIÓN PRESUPUESTARIA: 3.268.924.555

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Organizar, mantener, equipar y adiestrar la Fuerza Armada Nacional para el desarrollo, despliegue y empleo del componente militar a fin de garantizar la defensa nacional.

OBJETIVOS ESPECÍFICOS: Equipar a las unidades operativas de la Fuerza Armada Nacional Bolivariana.

RESULTADO: Sistemas de equipamiento de la Fuerza Armada Nacional Bolivariana adquiridos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		3.268.924.555				3.268.924.555
	- 083 Inversión Militar de la Fuerza Armada Nacional Bolivariana.		3.268.924.555				3.268.924.555
TOTAL			**3.268.924.555**				**3.268.924.555**

PROYECTO: COD. N.E: 120265 COD. PPTO: 080101000 Planificar y ejecutar operaciones militares para la seguridad, defensa y desarrollo integral de la nación.

UNIDAD DE MEDIDA: Operación

CANTIDAD: Fem.(0) Mas.(0) Total (2.491)

ASIGNACIÓN PRESUPUESTARIA: 10.024.597.429

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Organizar, mantener, equipar y adiestrar las unidades de la Fuerza Armada Nacional, para el desarrollo despliegue y empleo del componente militar, a fin de garantizar la defensa militar.

OBJETIVOS ESPECÍFICOS: Ejecutar operaciones conjuntas de estabilidad, apoyo y de instrucción para la garantía de la seguridad y defensa de la nación, la participación activa en el desarrollo del país.

RESULTADO: Brindar servicio de seguridad, defensa y soberanía a toda la población.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.534.549.751		1.996.332.896			9.530.882.647
4.02	Materiales, suministros y mercancías	241.760.015					241.760.015
4.03	Servicios no personales	183.088.846		3.667.104			186.755.950
4.06	Gastos de defensa y seguridad del estado	65.198.817					65.198.817
	TOTAL	**8.024.597.429**		**2.000.000.000**			**10.024.597.429**

PROYECTO: COD. N.E: 120140 COD. PPTO: 080102000 Servicios, Infraestructura y Compras Comunes que garanticen el nivel operativo de la Fuerza Armada Nacional Bolivariana.

UNIDAD DE MEDIDA: Servicio

CANTIDAD: Fem.(0) Mas.(0) Total (91.947)

ASIGNACIÓN PRESUPUESTARIA: 732.882.888

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Aplicar estrategias que permitan la dotación de los insumos necesarios para brindar servicio de apoyo a las Unidades y Dependencias de la FANB, que garanticen el óptimo funcionamiento operativo de los componentes militares en beneficios de la Defensa Nacional.

OBJETIVOS ESPECÍFICOS: Desarrollar y afianzar las actividades correspondientes al soporte de los Servicios e Infraestructura, con la finalidad de optimizar el funcionamiento de las Unidades y Dependencias de la Fuerza Armada Nacional Bolivariana.

RESULTADO: Servicio de apoyo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	460.792.415		55.094.201			515.886.616
4.03	Servicios no personales	155.285.473		43.655.799			198.941.272
4.04	Activos reales	16.805.000		1.250.000			18.055.000
	TOTAL	**632.882.888**		**100.000.000**			**732.882.888**

PROYECTO: COD. N.E: 120130 COD. PPTO: 080103000 Formar, capacitar y adiestrar el talento humano de la Fuerza Armada Nacional y de la población venezolana en general.

UNIDAD DE MEDIDA: Estudiante

CANTIDAD: Fem.(0) Mas.(0) Total (58.655)

ASIGNACIÓN PRESUPUESTARIA: 287.261.461

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formar, capacitar y adiestrar el talento humano a fin de contribuir con el desarrollo integral de la Fuerza Armada Nacional Bolivariana y de la población venezolana en general.

OBJETIVOS ESPECÍFICOS: Desarrollar las actividades necesarias que garanticen el óptimo funcionamiento del Sistema Educativo Militar en los Institutos y Unidades Educativas, a fin de garantizar el desarrollo integral de la FANB y la inclusión educativa de la población venezolana en general.

RESULTADO: Talento humano formado, capacitado y adiestrado con valores socialistas, éticos, cívicos y humanistas de acuerdo a los avances científicos y tecnológicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	226.145.610					226.145.610
4.02	Materiales, suministros y mercancías	35.591.199					35.591.199
4.03	Servicios no personales	25.524.652					25.524.652
	TOTAL	**287.261.461**					**287.261.461**

PROYECTO: COD. N.E: 120254 COD. PPTO: 080104000 Implementación del Sistema de Planificación Administrativo Automatizado.

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total (3)

ASIGNACIÓN PRESUPUESTARIA: 1.450.530

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Implantar un sistema de planificación automatizado en la Fuerza Armada Nacional Bolivariana que simplifique los procesos de la gestión diaria, toma de decisiones y la planificación estratégica.

OBJETIVOS ESPECÍFICOS: Desarrollar la fase de implementación de un sistema de planificación administrativo automatizado para la toma de decisiones.

RESULTADO: Sistema de planificación automatizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	641.390					641.390
4.03	Servicios no personales	489.140					489.140
4.04	Activos reales	320.000					320.000
	TOTAL	**1.450.530**					**1.450.530**

PROYECTO:	COD. N.E: 120508 COD. PPTO: 080105000 Servicio de Seguridad, Custodia y Protección Presidencial
UNIDAD DE MEDIDA:	Actividad
CANTIDAD:	Fem.(0) Mas.(0) Total (506)
ASIGNACIÓN PRESUPUESTARIA:	47.978.779
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Afianzas las actividades gerenciales con la finalidad de asegurar el óptimo funcionamiento de las unidades y dependencias de la Guardia de Honor Presidencial
OBJETIVOS ESPECÍFICOS:	Seguridad, Custodia y Transporte Aéreo al Ciudadano Presidente de la República Bolivariana de Venezuela y a sus familiares inmediatos, dentro y fuera del país.
RESULTADO:	Seguridad, custodia y protección presidencial para el Ciudadano Presidente de la República Bolivariana de Venezuela y a sus familiares inmediatos a nivel nacional e internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	15.575.323					15.575.323
4.03	Servicios no personales	31.630.084					31.630.084
4.04	Activos reales	773.372					773.372
	TOTAL	**47.978.779**					**47.978.779**

PROYECTO:	COD. N.E: 120416 COD. PPTO: 080106000 Mantenimiento mayor del parque naval del Comando de Vigilancia Costera de la Guardia Nacional Bolivariana.
UNIDAD DE MEDIDA:	Lancha
CANTIDAD:	Fem.(0) Mas.(0) Total (43)
ASIGNACIÓN PRESUPUESTARIA:	133.457.968
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Contar con medios Navales para la conducción de las operaciones de mantenimiento de Orden Interno, a fin de accionar de forma eficiente, cómoda y segura en los patrullajes marítimos, lacustre y fluviales en resguardo de la soberanía nacional.
OBJETIVOS ESPECÍFICOS:	Mantener la operatividad del Parque Naval del Comando de Vigilancia Costera de la Guardia Nacional, a fin de conducir las operaciones de mantenimiento de orden interno.
RESULTADO:	Mantenimiento mayor de Lanchas patrulleras.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		133.457.968				133.457.968
	- 106 Mantenimiento mayor del parque naval del Comando de vigilancia Costera de la Guardia Nacional		133.457.968				133.457.968
TOTAL			**133.457.968**				**133.457.968**

PROYECTO: COD. N.E: 120126 COD. PPTO: 080107000 Fiscalía General Militar

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total (8.181)

ASIGNACIÓN PRESUPUESTARIA: 3.950.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Apoyar y garantizar la estabilidad de las Instituciones Democráticas en el marco del ordenamiento jurídico vigente de la Fuaerza Armada Nacional Bolivariana.

OBJETIVOS ESPECÍFICOS: Observar el proceso penal militar, con criterio de objetividad e investigar los hechos y circunstancias que tipifiquen el delito o graven, atenuen, eximan o extingan la responsabilidad penal del imputado.

RESULTADO: Investigación Penal Militar

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.001.640					1.001.640
4.03	Servicios no personales	1.290.264					1.290.264
4.04	Activos reales	1.658.096					1.658.096
	TOTAL	**3.950.000**					**3.950.000**

PROYECTO:	COD. N.E: 120684 COD. PPTO: 080108000 Comité de Defensa Integral para la seguridad interna en las comunidades
UNIDAD DE MEDIDA:	Comité
CANTIDAD:	Fem.(0) Mas.(0) Total (200)
ASIGNACIÓN PRESUPUESTARIA:	21.851.721
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover el fortalecimiento cívico militar con la incorporación de los comités de defensa integral en los consejos comunales
OBJETIVOS ESPECÍFICOS:	Establecer los comités de defensa integral conjuntamente con los consejos comunales con el objeto de desarrollar la seguridad interna en las comunidades.
RESULTADO:	Cooperar con la gestión de los consejos comunales. La generación de soluciones a sus problemas cotidianos, tanto en seguridad como en convivencia ciudadana

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.660.047					10.660.047
4.03	Servicios no personales	10.756.017					10.756.017
4.04	Activos reales	435.657					435.657
	TOTAL	**21.851.721**					**21.851.721**

PROYECTO: COD. N.E: 120147 COD. PPTO: 080109000 Circuito Judicial Penal Militar

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total (5.000)

ASIGNACIÓN PRESUPUESTARIA: 6.175.486

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los procesos judiciales en el marco del estado de derecho basado en el ordenamiento juridico de la FANB.

OBJETIVOS ESPECÍFICOS: Administrar justicia militar en todo el territorio nacional a tráves de los 29 tribunales militares en concordancia a lo establecido en el código Orgánico de Justicia Militar.

RESULTADO: Sentencias y decisiones dictadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.007.594					2.007.594
4.03	Servicios no personales	1.987.306					1.987.306
4.04	Activos reales	2.180.586					2.180.586
	TOTAL	**6.175.486**					**6.175.486**

PROYECTO:	COD. N.E: 120527 COD. PPTO: 080110000 Actualización de la plataforma de los servicios telemáticos de la Armada Bolivariana.
UNIDAD DE MEDIDA:	Plataforma tecnológica
CANTIDAD:	Fem.(0) Mas.(0) Total (1)
ASIGNACIÓN PRESUPUESTARIA:	336.555.131
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.
OBJETIVOS ESPECÍFICOS:	Actualizar la plataforma de los servicios telemáticos de la Armada Bolivariana, para el fortalecimiento de las unidades y en favor de la integración de la Institución en sus operaciones durante sus despliegues estratégicos y en pro de la Defensa de la Nación.
RESULTADO:	Adquisición de sistema y equipos en el área de comunicación e información, para el fortalecimiento de las unidades y en favor de la integración de la Institución en sus operaciones durante sus despliegues estratégicos y en pro de la Defensa de la Nación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		336.555.131				336.555.131
	- 110 Actualización de la plataforma de los servicios telemáticos de la Armada Bolivariana.		336.555.131				336.555.131
TOTAL			**336.555.131**				**336.555.131**

PROYECTO: COD. N.E: 120992 COD. PPTO: 080111000 Sistema nacional integrado de control de tráfico marítimo

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total (1)

ASIGNACIÓN PRESUPUESTARIA: 1.623.984.075

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación

OBJETIVOS ESPECÍFICOS: Implementar un sistema nacional integrado de control de tráfico marítimo para combatir el tráfico ilícito de drogas y delitos de mar

RESULTADO: Sistema integrado de control de tráfico marítimo para combatir el tráfico ilícito de drogas y delitos de mar a nivel nacional en la Fuerza Armada Nacional Bolivariana

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		1.623.984.075				1.623.984.075
	- 111 Sistema nacional integrado de control de tráfico marítimo		1.623.984.075				1.623.984.075
	TOTAL		**1.623.984.075**				**1.623.984.075**

PROYECTO:	COD. N.E: 121019 COD. PPTO: 080112000 Desarrollo de la industria naval gran-nacional con la fabricación de embarcaciones tipo patrulleros de vigilancia Damen Stan Patrol tipo 4207 y 5009 en Cuba
UNIDAD DE MEDIDA:	Embarcación
CANTIDAD:	Fem.(0) Mas.(0) Total (12)
ASIGNACIÓN PRESUPUESTARIA:	452.354.175
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación
OBJETIVOS ESPECÍFICOS:	Desarrollar la industria naval gran-nacional con la fabricación de embarcaciones tipo patrulleros de vigilancia Damen Stan Patrol tipo 4207 y 5009 en Cuba
RESULTADO:	Desarrollo de la industria naval gran-nacional con la fabricación de embarcaciones tipo patrulleros de vigilancia Damen Stan Patrol tipo 4207 y 5009 en Cuba

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		452.354.175				452.354.175
	- 112 Desarrollo de la industria naval gran-nacional con la fabricación de embarcaciones tipo patrulleros de vigilancia Damen Stan Patrol tipo 4207 y 5009 en Cuba		452.354.175				452.354.175
	TOTAL		**452.354.175**				**452.354.175**

PROYECTO: COD. N.E: 121025 COD. PPTO: 080113000 Plan de mantenimiento de carena de los buques del Componente Armada en Cuba

UNIDAD DE MEDIDA: Mantenimiento

CANTIDAD: Fem.(0) Mas.(0) Total (8)

ASIGNACIÓN PRESUPUESTARIA: 10.310.780

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación

OBJETIVOS ESPECÍFICOS: Ejecutar el plan de mantenimiento de carena de los buques con superficie mayores de 1200 toneladas en Cuba, a los fines de dar cumplimiento a la programación de dichas unidades flotantes

RESULTADO: Satisfacer las necesidades de mantenimiento de carena de las unidades de superficie mayores de 1200 toneladas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		10.310.780				10.310.780
	- 113 Plan de mantenimiento de carena de los buques del Componente Armada en Cuba		10.310.780				10.310.780
	TOTAL		**10.310.780**				**10.310.780**

PROYECTO: COD. N.E: 120212 COD. PPTO: 080114000 Recuperación y mantenimiento de los sistemas de armas de la Aviación

UNIDAD DE MEDIDA: Aeronave

CANTIDAD: Fem.(0) Mas.(0) Total (86)

ASIGNACIÓN PRESUPUESTARIA: 2.151.283.801

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación

OBJETIVOS ESPECÍFICOS: Elevar el apresto operativo de la Aviación Militar Bolivariana para la defensa integral de la nación

RESULTADO: Elevar la capacidad operativa de los sistemas de armas hasta cumplir con un 75% meta establecida en el plan anual de actividad de la Aviación Militar Bolivariana

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		2.151.283.801				2.151.283.801
	- 114 Recuperación y mantenimiento de los sistemas de armas de la Aviación Militar Bolivariana		2.151.283.801				2.151.283.801
	TOTAL		**2.151.283.801**				**2.151.283.801**

PROYECTO: COD. N.E: 120307 COD. PPTO: 080115000 Adecuación de la infraestructura y equipamiento de los sistemas de información y comunicaciones del Componente Aviación

UNIDAD DE MEDIDA: Acondicionamiento

CANTIDAD: Fem.(0) Mas.(0) Total (1.421)

ASIGNACIÓN PRESUPUESTARIA: 769.192.850

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación

OBJETIVOS ESPECÍFICOS: Elevar el apresto operacional del Componente Aviación con la adecuación e implementación de la infraestructura y equipamiento de los sistemas de información y comunicaciones del Componente Aviación

RESULTADO: Adecuación y mantenimiento de los sistemas de información y comunicaciones de 14 plantas externas de Bases Aéreas, 17 sitios de repetición, 9 sectores tácticos de operación, 36 estaciones meteorológicas, 190 unidades móviles de comunicaciones, 3 centros de datos, 2 Puestos de Comando Aeroespacial, 6 Centros Telemáticos Regionales, 8 Centros Telemáticos Locales, 9 Centros Telemáticos Situacionales, 28 desarrollos y migraciones de aplicaciones entre operacionales y administrativas, 14 integraciones de interconexión de Bases Aéreas, 3 Centros de Gestión de Red, 3 Centros de monitoreo de Seguridad, 16 Centros de Vigilancia, monitoreo y control de acceso, 14 CODEC, 3 MCU, 154 sistemas integrados de comunicaciones de las aeronaves, 900 equipos tácticos HF y multibanda.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales		769.192.850				769.192.850
	- 115 Adecuación de la infraestructura y equipamiento de los sistemas de información y comunicaciones del Componente Aviación		769.192.850				769.192.850
TOTAL			**769.192.850**				**769.192.850**

PROYECTO: COD. N.E: 120238 COD. PPTO: 080116000 Expansión del sistema radio empleando como soporte el Satélite Simón Bolívar.

UNIDAD DE MEDIDA: Red

CANTIDAD: Fem.(0) Mas.(0) Total (1)

ASIGNACIÓN PRESUPUESTARIA: 106.186.080

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Instalar una infraestructura de comunicaciones digitales bajo el protocolo TETRA, con interconexión al satélite Simón Bolívar y por medio de enlaces VSAT para la ampliación de la cobertura de las comunicaciones de la Fuerza Armada Nacional Bolivariana y la interoperabilidad entre diferentes entes del Estado.

RESULTADO: Instalación de red TETRA.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		106.186.080				106.186.080
	- 116 Expansión del sistema radio empleando como soporte el Satélite Simón Bolívar.		106.186.080				106.186.080
	TOTAL		**106.186.080**				**106.186.080**

PROYECTO: COD. N.E: 120179 COD. PPTO: 080117000 Mejoramiento del parque automotor de los vehículos clase ambulancia de la Guardia Nacional Bolivariana.

UNIDAD DE MEDIDA: Vehículo

CANTIDAD: Fem.(0) Mas.(0) Total (311)

ASIGNACIÓN PRESUPUESTARIA: 234.585.999

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Mejorar el parque automotor de los vehículos clase ambulancia de la Guardia Nacional Bolivariana, en búsqueda del cumplimiento eficaz y eficiente de las funciones constitucionales.

RESULTADO: Vehículos clase ambulancias tácticas y administrativas tipo I, II y III para la guardia nacional bolivariana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales		25.134.214				25.134.214
	- 117 Mejoramiento del parque automotor de los vehículos clase ambulancia de la Guardia Nacional Bolivariana.		25.134.214				25.134.214
4.04	Activos reales		209.451.785				209.451.785
	- 117 Mejoramiento del parque automotor de los vehículos clase ambulancia de la Guardia Nacional Bolivariana.		209.451.785				209.451.785
	TOTAL		**234.585.999**				**234.585.999**

PROYECTO: COD. N.E: 120271 COD. PPTO: 080118000 Elevar el nivel operativo del servicio de patrullaje de la Guardia Nacional Bolivariana.

UNIDAD DE MEDIDA: Vehículo

CANTIDAD: Fem.(0) Mas.(0) Total (1.000)

ASIGNACIÓN PRESUPUESTARIA: 28.084.900

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Mejorar el nivel de operatividad en el área de seguridad, control y mantenimiento del orden público ejecutado por la Guardia Nacional Bolivariana, aumentando la capacidad de movilización del personal y de apoyo a la administración pública en los distintos planes y misiones gubernamentales.

RESULTADO: Adquisición de 1000 motocicletas marca Kawasaki.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		28.084.900				28.084.900
	- 118 Elevar el nivel operativo del servicio de patrullaje de la Guardia Nacional Bolivariana.		28.084.900				28.084.900
	TOTAL		**28.084.900**				**28.084.900**

PROYECTO:	COD. N.E: 120243 COD. PPTO: 080119000 Sistemas de comunicaciones de redes primarias y secundarias para la Guardia Nacional Bolivariana.
UNIDAD DE MEDIDA:	Red
CANTIDAD:	Fem.(0) Mas.(0) Total (1)
ASIGNACIÓN PRESUPUESTARIA:	12.312.697
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.
OBJETIVOS ESPECÍFICOS:	Modernizar los Sistemas de comunicaciones de las redes primarias y secundarias para la Guardia Nacional Bolivariana, a los fines de la optimización de las operaciones conjuntas.
RESULTADO:	Instalación de la red TETRA para el funcionamiento óptimo de las redes en la gama de frecuencia de 1.6 Mhz a 30Mhz, VHF-Am/UHF 118-173,995, 230-549995 y 810-999,990 MHz y el soporte técnico que requiere sistema de energía convencional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		12.312.697				12.312.697
	- 119 Sistemas de comunicaciones de redes primarias y secundarias para la Guardia Nacional Bolivariana.		12.312.697				12.312.697
	TOTAL		**12.312.697**				**12.312.697**

PROYECTO: COD. N.E: 120198 COD. PPTO: 080120000 Adquisición de equipos y soporte logístico para la optimización de los procesos informáticos de la Guardia Nacional Bolivariana.

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total (1)

ASIGNACIÓN PRESUPUESTARIA: 67.894.460

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Adquirir equipos y soporte logísticos para la optimización de los procesos informáticos de la Guardia Nacional Bolivariana.

RESULTADO: Actualización de la plataforma tecnológica de informática con la adquisición de equipos y soporte logísticos del área de informática.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales		7.274.406				7.274.406
	- 120 Adquisición de equipos y soporte logístico para la optimización de los procesos informáticos de la Guardia Nacional Bolivariana.		7.274.406				7.274.406
4.04	Activos reales		60.620.054				60.620.054
	- 120 Adquisición de equipos y soporte logístico para la optimización de los procesos informáticos de la Guardia Nacional Bolivariana.		60.620.054				60.620.054
	TOTAL		**67.894.460**				**67.894.460**

PROYECTO:	COD. N.E: 120189 COD. PPTO: 080121000 Equipamiento funcional para las actividades de protección y guardería ambiental.
UNIDAD DE MEDIDA:	Equipo
CANTIDAD:	Fem.(0) Mas.(0) Total (20)
ASIGNACIÓN PRESUPUESTARIA:	85.630.680
OBJETIVO HISTÓRICO:	Preservar la vida en el planeta y salvar a la especie humana
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.
OBJETIVOS ESPECÍFICOS:	Conformar el equipamiento funcional para las actividades de protección de guardería ambiental investigativa con la incorporación de asistencia técnica, científica y militar para la defensa del ambiente.
RESULTADO:	Equipos tecnológicos especializados, específicos y técnicos, junto con materiales consumibles.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		85.630.680				85.630.680
	- 121 Equipamiento funcional para las actividades de protección y guardería ambiental.		85.630.680				85.630.680
TOTAL			**85.630.680**				**85.630.680**

PROYECTO:	COD. N.E: 120180 COD. PPTO: 080122000 Sistema de armas para la Guardia Nacional Bolivariana.
UNIDAD DE MEDIDA:	Arma
CANTIDAD:	Fem.(0) Mas.(0) Total (19.538)
ASIGNACIÓN PRESUPUESTARIA:	225.102.872
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer el Sistema Operativo Militar como elemento fundamental para la defensa integral de la nación.
OBJETIVOS ESPECÍFICOS:	Fortalecer las operacionalidad de las unidades empeñadas en las operaciones de control, mantenimiento y restablecimiento del orden interno en el país.
RESULTADO:	Adquisición de 5.015 armas calibre 9x9 mm carabina marca Beretta y 14.523 armas para ordenanzas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales		47.426.524				47.426.524
	- 122 Sistema de armas para la Guardia Nacional Bolivariana.		47.426.524				47.426.524
4.04	Activos reales		177.676.348				177.676.348
	- 122 Sistema de armas para la Guardia Nacional Bolivariana.		177.676.348				177.676.348
	TOTAL		**225.102.872**				**225.102.872**

PROYECTO: COD. N.E: 120178 COD. PPTO: 080123000 Mejoramiento del parque automotor de los vehículos tácticos de la Guardia Nacional Bolivariana.

UNIDAD DE MEDIDA: Vehículo

CANTIDAD: Fem.(0) Mas.(0) Total (90)

ASIGNACIÓN PRESUPUESTARIA: 58.920.270

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Mejorar el parque automotor de la Guardia Nacional Bolivariana con la adquisición de vehículos tácticos de transporte de personal para el cumplimiento de su misión.

RESULTADO: Vehículos tácticos de transporte jungla, vehículos tácticos de transporte de grupos especiales armadillo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	-	6.312.886				6.312.886
	- 138 Mejoramiento del parque automotor de los vehículos tácticos de la Guardia Nacional		6.312.886				6.312.886
4.04	Activos reales		52.607.384				52.607.384
	- 138 Mejoramiento del parque automotor de los vehículos tácticos de la Guardia Nacional		52.607.384				52.607.384
	TOTAL		**58.920.270**				**58.920.270**

PROYECTO: COD. N.E: 120177 COD. PPTO: 080124000 Ampliación y mejora de la imprenta de la Guardia Nacional Bolivariana.

UNIDAD DE MEDIDA: Equipo

CANTIDAD: Fem.(0) Mas.(0) Total (10)

ASIGNACIÓN PRESUPUESTARIA: 10.365.757

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo Militar como elemento fundamental para la Defensa Integral de la Nación.

OBJETIVOS ESPECÍFICOS: Mejorar la efectividad de imprenta de la Guardia Nacional Bolivariana con la modernización de las estructuras físicas y adquisición de nuevos equipos.

RESULTADO: Adquisición de equipos actualizados en el campo litográfico, de reproducción y encuadernación, así como modernización de la planta física.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales		1.110.618				1.110.618
	- 123 Ampliación y mejora de la imprenta de la Guardia Nacional Bolivariana.		1.110.618				1.110.618
4.04	Activos reales		9.255.139				9.255.139
	- 123 Ampliación y mejora de la imprenta de la Guardia Nacional Bolivariana.		9.255.139				9.255.139
	TOTAL		**10.365.757**				**10.365.757**

PROYECTO: COD. N.E: 120155 COD. PPTO: 080125000 Soporte logístico para aeronaves de ala fija y rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.

UNIDAD DE MEDIDA: Aeronave

CANTIDAD: Fem.(0) Mas.(0) Total (49)

ASIGNACIÓN PRESUPUESTARIA: 398.357.190

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Brindar el soporte logístico para las aeronaves de ala fija y ala rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.

RESULTADO: Soporte logístico de las aeronaves de ala fija y ala rotatoria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		398.357.190				398.357.190
	- 124 Soporte logístico para aeronaves de ala fija y rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.		398.357.190				398.357.190
	TOTAL		**398.357.190**				**398.357.190**

PROYECTO: COD. N.E: 120149 COD. PPTO: 080126000 Reparación mayor de aeronaves de ala rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.

UNIDAD DE MEDIDA: Reparación

CANTIDAD: Fem.(0) Mas.(0) Total (5)

ASIGNACIÓN PRESUPUESTARIA: 63.000.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Elevar el nivel de operatividad de las aeronaves de ala rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.

RESULTADO: Reparaciones mayores del 30% de las aeronaves inoperativas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		63.000.000				63.000.000
	- 125 Reparación mayor de aeronaves de ala rotatoria del Comando Aéreo de la Guardia Nacional Bolivariana.		63.000.000				63.000.000
	TOTAL		**63.000.000**				**63.000.000**

PROYECTO: COD. N.E: 120145 COD. PPTO: 080127000 Adquisición de helicópteros para el Comando Aéreo de la Guardia Nacional Bolivariana.

UNIDAD DE MEDIDA: Aeronave

CANTIDAD: Fem.(0) Mas.(0) Total (24)

ASIGNACIÓN PRESUPUESTARIA: 900.775.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Adquirir helicópteros para el Comando Aéreo de la Guardia Nacional Bolivariana, soporte logístico y adiestramiento del personal, mantenimiento, reparación y conservación.

RESULTADO: Adquisición 24 helicópteros para el Comando Aéreo de la Guardia Nacional Bolivariana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		900.775.000				900.775.000
	- 126 Adquisición de helicópteros para el Comando Aéreo de la Guardia Nacional Bolivariana.		900.775.000				900.775.000
	TOTAL		**900.775.000**				**900.775.000**

PROYECTO:	COD. N.E: 120127 COD. PPTO: 080128000 Adquisición de aeronaves de ala fija para el Comando Aéreo de la Guardia Nacional Bolivariana
UNIDAD DE MEDIDA:	Aeronave
CANTIDAD:	Fem.(0) Mas.(0) Total (12)
ASIGNACIÓN PRESUPUESTARIA:	520.128.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.
OBJETIVOS ESPECÍFICOS:	Adquirir aeronaves de ala fija para el Comando Aéreo de la Guardia Nacional Bolivariana, soporte logístico y adiestramiento, a los fines de optimizar los resultados operacionales en el área de transporte de personal en apoyo a los servicios institucionales de la Guardia Nacional Bolivariana, demás componentes de la Fuerza Armada Nacional Bolivariana y entes gubernamentales.
RESULTADO:	Adquisición de aeronaves para el Comando Aéreo de la Guardia Nacional Bolivariana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		520.128.000				520.128.000
	- 127 Adquisición de aeronaves de ala fija para el Comando Aéreo de la Guardia Nacional Bolivariana		520.128.000				520.128.000
	TOTAL		**520.128.000**				**520.128.000**

PROYECTO: COD. N.E: 120449 COD. PPTO: 080129000 Mejoramiento de la eficiencia operativa del Componente Ejército

UNIDAD DE MEDIDA: Vehículo

CANTIDAD: Fem.(0) Mas.(0) Total (5.843)

ASIGNACIÓN PRESUPUESTARIA: 1.151.560.467

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Mejorar la eficiencia operativa del Componente Ejército, mediante la actualización de los sistemas de transporte y la plataforma de informática

RESULTADO: Adquisición de 5.843 vehículos administrativos para el Componente Ejército.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		1.151.560.467				1.151.560.467
	- 128 Mejoramiento de la eficiencia operativa del Componente Ejército		1.151.560.467				1.151.560.467
	TOTAL		**1.151.560.467**				**1.151.560.467**

PROYECTO: COD. N.E: 120269 COD. PPTO: 080130000 Sistema Estadístico Automatizado del Ministerio del Poder Popular para la Defensa.

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total (5)

ASIGNACIÓN PRESUPUESTARIA: 2.150.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Implantar un sistema estadístico automatizado en la Fuerza Armada Nacional Bolivariana que simplifique los procesos de la gestión diaria y toma de decisiones.

OBJETIVOS ESPECÍFICOS: Implementación un sistema estadístico automatizado que facilite la toma de decisiones.

RESULTADO: Implantar un sistema estadístico automatizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	712.000					712.000
4.03	Servicios no personales	888.000					888.000
4.04	Activos reales	550.000					550.000
	TOTAL	**2.150.000**					**2.150.000**

PROYECTO: COD. N.E: 120124 COD. PPTO: 080131000 Defensoría Pública Militar

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total (16.920)

ASIGNACIÓN PRESUPUESTARIA: 6.700.449

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Estar en condiciones de apoyar y garantizar la estabilidad de las Instituciones democráticas en el marco jurídico vigente de la F.A.N.B.

OBJETIVOS ESPECÍFICOS: Contribuir en la implementación de un Justicia imparcial, equitativa, transparente, expedita y gratuita.

RESULTADO: Asistencia al Ciudadano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.697.944					4.697.944
4.03	Servicios no personales	2.002.505					2.002.505
	TOTAL	**6.700.449**					**6.700.449**

PROYECTO: COD. N.E: 120176 COD. PPTO: 080132000 Cuidado Integral de la Salud a través de la Red Sanitaria Militar

UNIDAD DE MEDIDA: Paciente

CANTIDAD: Fem.(3.556.058) Mas.(2.909.503) Total (6.465.561)

ASIGNACIÓN PRESUPUESTARIA: 2.204.537.249

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir con el mejoramiento de las condiciones de salud del personal militar, afiliados y comunidad en general, bajo los principios de equidad, accesibilidad y gratuidad.

OBJETIVOS ESPECÍFICOS: Asegurar la asistencia médica integral al personal militar, afiliados y comunidad en general, mediante la red de sanidad militar.

RESULTADO: Prestación de atención médica integral a la población en general, mediante la red sanitaria militar.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	944.869.279		200.000.000			1.144.869.279
4.02	Materiales, suministros y mercancías	651.632.823		195.000.000			846.632.823
4.03	Servicios no personales	158.035.147		55.000.000			213.035.147
	TOTAL	**1.754.537.249**		**450.000.000**			**2.204.537.249**

PROYECTO: COD. N.E: 120456 COD. PPTO: 080133000 Operaciones de Contrainteligencia Militar para preservar la seguridad de la nación

UNIDAD DE MEDIDA: Acción

CANTIDAD: Fem.(0) Mas.(0) Total (1.173)

ASIGNACIÓN PRESUPUESTARIA: 129.685.215

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el sistema territorial de Inteligencia y Contrainteligencia Militar.

OBJETIVOS ESPECÍFICOS: Fortalecer e incrementar el sistema de Inteligencia y Contrainteligencia para la Defensa integral de la Patria.

RESULTADO: Seguridad y bienestar

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	9.807.720					9.807.720
4.03	Servicios no personales	982.504					982.504
4.06	Gastos de defensa y seguridad del estado	118.894.991					118.894.991
	TOTAL	**129.685.215**					**129.685.215**

PROYECTO: COD. N.E: 120247 COD. PPTO: 080134000 Proveer el soporte de Actividades Logísticas que permitan la operatividad de la Fuerza Armada Nacional Bolivariana

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total (643)

ASIGNACIÓN PRESUPUESTARIA: 1.002.017.893

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Organizar, Mantener, equipar y adiestrar la Fuerza Armada Nacional Bolivariana para el Desarrollo, despliegue y empleo del componente militar a fin de garantizar la defensa Nacional Bolivariana.

OBJETIVOS ESPECÍFICOS: Desarrollar y afianzar las Actividades Logísticas con la finalidad de obtener el óptimo funcionamiento de las unidades y dependencias de la Fuerza Armada Nacional Bolivariana

RESULTADO: "Cubrir el 100% de los requerimientos y necesidades de las Unidades y Dependencias de la FANB"

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	443.043.803		136.924.429			579.968.232
4.03	Servicios no personales	172.034.928		38.813.399			210.848.327
4.04	Activos reales	136.939.162		74.262.172			211.201.334
	TOTAL	**752.017.893**		**250.000.000**			**1.002.017.893**

PROYECTO: COD. N.E: 120309 COD. PPTO: 080135000 Ejercer el control, la vigilancia y fiscalización de los ingresos, gastos y bienes públicos afectos a la Fuerza Armada Nacional Bolivariana.

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total (316)

ASIGNACIÓN PRESUPUESTARIA: 5.900.449

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema de control fiscal de la Fuerza Armada Nacional Bolivariana y sus entes adscritos, para garantizar la efectiva administración de los recursos y bienes asignados por el Estado; así como, la capacitación y adiestramiento de los funcionarios involucrados en la administración del patrimonio público.

OBJETIVOS ESPECÍFICOS: Velar que el sistema de control interno de las dependencias adscritas al sector defensa se ajusten a la normativa legal vigente.

RESULTADO: Se estima realizar los actos administrativos de control fiscal pertinentes, a fin de controlar, vigilar y fiscalizar los ingresos, gastos y bienes afectos a la Fuerza Armada Nacional Bolivariana y sus entes adscritos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.515.250					1.515.250
4.03	Servicios no personales	3.953.439					3.953.439
4.04	Activos reales	431.760					431.760
	TOTAL	**5.900.449**					**5.900.449**

PROYECTO: COD. N.E: 120329 COD. PPTO: 080136000 Modernización del taller de artes gráficas de la Dirección de Geografía y Cartografía de la Fuerza Armada Nacional Bolivariana.

UNIDAD DE MEDIDA: Equipo

CANTIDAD: Fem.(0) Mas.(0) Total (6)

ASIGNACIÓN PRESUPUESTARIA: 15.436.669

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema operativo militar como elemento fundamental para la defensa integral de la nación.

OBJETIVOS ESPECÍFICOS: Modernizar los talleres de artes gráficas, mediante la recuperación y adquisición de nueva tecnología, para la optimización del proceso productivo de interés para la seguridad y desarrollo de la nación.

RESULTADO: Adquisición de nueva tecnología que permita para la optimización del proceso de reproducción de elaborados geocartográficos y mantenimiento mayor de la máquina ROLAND REKIRD 84.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales		178.632				178.632
	- 136 Modernización del taller de artes gráficas de la Dirección de Geografía de la Fuerza Armada Nacional Bolivariana.		178.632				178.632
4.04	Activos reales		15.258.037				15.258.037
	- 136 Modernización del taller de artes gráficas de la Dirección de Geografía de la Fuerza Armada Nacional Bolivariana.		15.258.037				15.258.037
	TOTAL		**15.436.669**				**15.436.669**

PROYECTO: COD. PPTO: 089999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total (4.640.613.795)

ASIGNACIÓN PRESUPUESTARIA: 4.640.613.795

OBJETIVO HISTÓRICO: No Aplica

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Construir un Sector Público al Servicio del Ciudadano que Conduzca a la Transformación de la Sociedad.

OBJETIVOS ESPECÍFICOS: Construir un Sector Público al Servicio del Ciudadano que Conduzca a la Transformación de la Sociedad.

RESULTADO: 4.640.613.795

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.840.613.795		800.000.000			4.640.613.795
	TOTAL	**3.840.613.795**		**800.000.000**			**4.640.613.795**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.840.613.795		800.000.000			4.640.613.795
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.840.613.795		800.000.000			4.640.613.795
4.07.01.03.00	Transferencias corrientes internas al sector público	3.840.613.795		800.000.000			4.640.613.795
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	395.448.434					395.448.434
	- A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	24.000.000					24.000.000
	- A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	2.000.263					2.000.263
	- A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)	69.886.772					69.886.772
	- A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	7.161.900					7.161.900
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	40.000.000					40.000.000
	- A0293 Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)	2.140.014					2.140.014
	- A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)	11.306.957					11.306.957
	- A0485 Fundación de Cardiología Integral (FUNDACARDIN)	7.520.786					7.520.786
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	231.431.742					231.431.742

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	55.954.556					55.954.556
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	55.954.556					55.954.556
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	3.389.210.805		800.000.000			4.189.210.805
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	3.389.210.805		800.000.000			4.189.210.805

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.743.096.388		395.956.958			2.139.053.346
4.03	Servicios no personales	12.353.959		4.043.042			16.397.001
	TOTAL	1.755.450.347		400.000.000			2.155.450.347

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	103.561.780					103.561.780
4.03	Servicios no personales	306.920.854		150.000.000			456.920.854
4.04	Activos reales	35.539.568					35.539.568
4.06	Gastos de defensa y seguridad del estado	50.000.000					50.000.000
4.07	Transferencias y donaciones	50.601.301		40.000.000			90.601.301
4.11	Disminución de pasivos			10.000.000			10.000.000
	TOTAL	546.623.503		200.000.000			746.623.503

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	49.238.872		39.200.000			88.438.872
4.07.01.00.00	Transferencias y donaciones corrientes internas	49.238.872		39.200.000			88.438.872
4.07.01.03.00	Transferencias corrientes internas al sector público	49.238.872		39.200.000			88.438.872
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	20.818.855					20.818.855
	- A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)	12.000.000					12.000.000
	- A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	318.855					318.855
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	8.500.000					8.500.000
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	28.420.017		39.200.000			67.620.017
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	28.420.017		39.200.000			67.620.017

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	206.180					206.180
4.07.01.00.00	Transferencias y donaciones corrientes internas	206.180					206.180
4.07.01.01.00	Transferencias corrientes internas al sector privado	206.180					206.180
4.07.01.01.73	Subsidios a instituciones benéficas privadas	206.180					206.180
	- S0940 Sociedad Divulgativa de la Historia Militar	206.180					206.180

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	148.712					148.712
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	148.712					148.712
4.07.02.01.00	Transferencias corrientes al exterior	148.712					148.712
4.07.02.01.04	Transferencias corrientes a organismos internacionales	148.712					148.712
	- I0090 Organización Mundial de la Salud (O.M.S.)	18.000					18.000
	- I0225 Unión Deportiva Militar Sudamericana (UDMSA)	6.192					6.192
	- I0226 Consejo Internacional del Deporte Militar (CISM)	124.520					124.520

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	349.818.990					349.818.990
	TOTAL	**349.818.990**					**349.818.990**

ACCIÓN CENTRALIZADA: Agregadurías Militares
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.06	Gastos de defensa y seguridad del estado	46.553.667					46.553.667
	TOTAL	**46.553.667**					**46.553.667**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.607.276					1.607.276
4.03	Servicios no personales	192.873					192.873
	TOTAL	**1.800.149**					**1.800.149**

10

Ministerio del Poder Popular para la Educación

MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para la Educación (MPPE) es el órgano rector de la Administración Pública Nacional en materia de educación, cuyas atribuciones otorgadas mediante ley son las siguientes:

- La formulación, regulación, ejecución y seguimiento de las políticas educativas.
- La planificación y realización de las actividades del Ejecutivo Nacional en el sector de educación, que comprende la orientación, programación, desarrollo, promoción, supervisión, control y evaluación del Subsistema de Educación Básica en todos sus niveles y modalidades, tanto oficiales como privados a nivel nacional.
- La elaboración de los programas de estudio de educación inicial, escuelas bolivarianas de jornada completa y media jornada, liceos bolivarianos oficiales y privados y escuelas técnicas robinsonianas, así como los relativos a la educación de adultos, especial y la interculturalidad bilingüe.
- El fomento y promoción de los recursos para el proceso de enseñanza aprendizaje, la radiodifusión, la televisión educativa y los demás programas de bienestar, protección y desarrollo estudiantil que fueran necesarios, a coordinarse con los órganos y entes competentes.
- La elaboración de políticas tendentes al rescate de los valores fundamentales para la formación del ciudadano en la ética, derechos humanos, amor a la patria y a las virtudes cívicas, la responsabilidad social y el trabajo.
- Asimismo, convalidar los títulos, diplomas y certificados oficiales, equivalencias de estudio y las reválidas de los certificados y títulos extranjeros; de igual manera le corresponde la elaboración de los planes y programas de orientación educativa y profesional, los programas de investigación y experimentación pedagógica, profesionalización y mejoramiento del personal docente, técnico y de servicios que conforman el Subsistema de Educación Básica.

En este sentido, la consolidación del Sistema Educativo Bolivariano se fundamenta en la profundización de la acción educativa en función de los valores y principios de democracia y justicia social, principios patentes en los cinco objetivos estratégicos plasmados en el **Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019**, por lo que resulta imperativo para este despacho ministerial desarrollar una política presupuestaria que permita las líneas estratégicas institucionales establecidas en el **Plan de Acción del MPPE 2013-2019** (PA-MPPE), para el logro de los objetivos históricos y nacionales:

Objetivo Histórico I.- Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la independencia nacional.

Objetivos Nacionales:

1.1. Garantizar la continuidad y la consolidación de la Revolución Bolivariana en el Poder.

1.4. Lograr la soberanía alimentaria para garantizar el sagrado derecho a la alimentación de nuestro pueblo.

1.5. Desarrollar nuestras capacidades científico- tecnológicas vinculadas a las necesidades del pueblo.

1.6. Fortalecer el poder defensivo nacional para proteger la Independencia y la soberanía nacional, asegurando los recursos y riquezas de nuestro país para las futuras generaciones.

Líneas estratégicas del PA-MPPE:

- Avanzar en el proceso de conformación del Consejo de Trabajadoras y Trabajadores Educacionales Bolivarianos, con visión participativa, colectiva, autocrítica, crítica, reflexiva y corresponsable.
- Formar a los actores claves del proceso educacional con conciencia política, ideológica, crítica y socialista, propiciando la organización para la defensa integral de la Patria.
- Conformar el sistema de medios alternativos institucionales, como un espacio para la incorporación de las diversas expresiones de los responsables y corresponsables del proceso educativo.
- Consolidar las relaciones interinstitucionales de las redes de producción y distribución de alimentos del Estado venezolano, redes comunales y programas de distribución gratuita, con el Programa de Alimentación Escolar (PAE).
- Formar a las y los responsables y corresponsables del proceso educativo, en cuanto a la diversificación de los modelos de producción, reconociendo las costumbres y tradiciones desarrolladas por los pueblos, atendiendo el contexto sociocultural y geográfico, en el marco de la Independencia y Soberanía Alimentaria.
- Formar a docentes y estudiantes para la investigación científico-tecnológica con un estilo innovador, transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía científica tecnológica.
- Desarrollar en las y los responsables y corresponsables del proceso educativo, las capacidades y potencialidades científico-técnicas que sustenten la soberanía tecnológica indispensables para lograr la independencia económica y política en defensa de la Patria.
- Articular las instituciones educativas con el tejido socioproductivo del país, con énfasis en el nivel de educación media general y media técnica.
- Generar en las y los responsables y corresponsables de la educación, el análisis crítico y la producción de contenidos informativos.
- Fortalecer los diseños y la aplicación de planes, programas y proyectos relacionados con las Tecnologías de la Información y Comunicación (TIC), dirigidos a las y los responsables y corresponsables del proceso educativo de acuerdo al contexto sociocultural.
- Consolidar los valores nacionales, multiétnicos y pluriculturales que permitan afianzar los fundamentos del Socialismo Bolivariano y Nuestroamericano.
- Articular estrategias formativas para la defensa integral de la Nación, en el Subsistema de Educación Básica.

Objetivo Histórico II.- Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo, y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política", para nuestro pueblo.

Objetivos Nacionales:

2.1. Propulsar la transformación del sistema económico, en función de la transición al socialismo bolivariano, trascendiendo el modelo rentista petrolero capitalista hacia el modelo económico productivo socialista, basado en el desarrollo de las fuerzas productivas.

2.2. Construir una sociedad igualitaria y justa.

2.3. Consolidar y expandir el poder popular y la democracia socialista.

2.5. Lograr la irrupción definitiva del Nuevo Estado Democrático y Social, de Derechos y Justicia.

Líneas Estratégicas del PA-MPPE:

- Desarrollar en el Currículo Nacional Bolivariano (CNB), los valores que contribuyan a la soberanía y defensa de la Patria, y la valoración de nuestro patrimonio cultural y natural desde el Proyecto Educativo Integral Comunitario (PEIC) y Proyectos de Aprendizaje (PA).
- Avanzar en el Currículo Nacional Bolivariano (CNB) los procesos pedagógicos y didácticos que promuevan la consolidación de los valores y principios socialistas (equidad, igualdad, solidaridad, cooperación, corresponsabilidad, respeto, conciencia crítica) para la protección ambiental y la participación protagónica y corresponsable del Poder Popular y con justicia social.
- Incluir a las niñas, niños, adolescentes y jóvenes, que se encuentran fuera del Subsistema de Educación Básica garantizando su incorporación al sistema escolar.
- Conformar el Sistema Nacional de Supervisión Educativa a partir de los aspectos constitucionales y legales vigentes. Crear la Ley Especial de Supervisión Educativa.
- Mantener a Venezuela como territorio libre de analfabetismo.
- Continuar desarrollando el Sistema Nacional de Recursos para los Aprendizajes en el Subsistema de Educación Básica.
- Desarrollar el Plan Educativo Cultura de Paz, Convivencia Solidaria y Vida.
- Garantizar la continuidad socio-afectiva, cognitiva y la articulación pedagógica en la atención integral de las y los estudiantes de los Niveles y Modalidades del Subsistema de Educación Básica.
- Consolidar el Subsistema Deportivo Estudiantil en el Subsistema de Educación Básica.
- Crear el Sistema Nacional de Evaluación Educativa en el Subsistema de Educación Básica.
- Fortalecer la educación intercultural bilingüe en el Subsistema de Educación Básica.
- Crear un Sistema Nacional para el Mantenimiento Preventivo, Correctivo, de Dotación y Construcción de Edificaciones Escolares del Subsistema de Educación Básica.
- Profundizar en los planes, programas y proyectos educativos el desarrollo del Modelo Productivo Nacional, en el marco de la Revolución Bolivariana.
- Desarrollar líneas de investigación vinculados a la gestión escolar y educativa en el Subsistema de Educación Básica.
- Transformar el Programa de Alimentación Escolar (PAE) en el Subsistema de Educación Básica
- Profundizar en el desarrollo de Programas de Salud Nutricional.
- Generar espacios de aprendizaje que favorezcan la actividad física, la recreación, la cultura y el deporte.
- Continuar desarrollando el Plan Nacional de Recreación para el Vivir Bien, desde la articulación intra e interinstitucional
- Integrar plenamente la tríada escuela-familias-comunidad como base fundamental del Poder Popular y del mejoramiento de la Calidad de la Educación y el mantenimiento de la inclusión.
- Desarrollar el Eje Integrador: Valores y Derechos Humanos, en el Currículo Nacional Bolivariano (CNB) a partir de estrategias didácticas que promuevan el intercambio de saberes y la sistematización de los saberes ancestrales y populares.

- Continuar desarrollando el Sistema de Reconocimiento Comandante Supremo Hugo Rafael Chávez Frías, de las y los trabajadores educacionales (docentes, administrativos y obreros) y estudiantes del Subsistema de Educación Básica.
- Afianzar los valores socialistas en los trabajadores y trabajadoras educacionales.

Objetivo Histórico III.- Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la gran potencia naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América.

Objetivos Nacionales:

3.1. Consolidar el papel de Venezuela como potencia energética mundial.

3.2. Desarrollar el poderío económico en base al aprovechamiento óptimo de las potencialidades que ofrecen nuestros recursos para la generación de la máxima felicidad, así como de las bases materiales para la construcción de nuestro socialismo bolivariano.

3.4. Profundizar el desarrollo de la nueva geopolítica nacional.

Líneas Estratégicas del PA-MPPE:

- Crear el Plan de Formación de los Técnicos Medios requeridos para las áreas petroleras en articulación con la Misión Ribas Técnica Agrícola Industrial.
- Crear el Plan de Formación para las y los docentes de las Escuelas Técnicas Robinsonianas y Zamoranas Petroleras Socialistas (ETRZPS).
- Fortalecer los procesos socioproductivos en el Subsistema de Educación Básica, a partir de técnicas y tecnologías apropiadas.
- Profundizar la formación de Técnicos Medios en el área de Turismo.
- Potenciar la articulación intra e interinstitucional en el Subsistema de Educación Básica, para garantizar la formación integral en relación a la preservación de las cuencas hidrográficas, los cuerpos de agua y ambientes naturales.
- Establecer convenios de cooperación internacional para el desarrollo de estrategias curriculares en el marco del Subsistema de Educación Básica, contextualizadas a las particularidades educativas de cada nación.

Objetivo Histórico IV.- Contribuir al desarrollo de una nueva geopolítica internacional en el cual tome cuerpo el mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria.

Objetivos Nacionales:

4.1. Continuar desempeñando un papel protagónico en la construcción de la unión latinoamericana y caribeña.

4.3. Continuar impulsando el desarrollo de un mundo multicéntrico y pluripolar, sin dominación imperial y con respecto a la autodeterminación de los pueblos.

4.4. Desmontar el sistema neocolonial de dominación imperial.

Líneas estratégicas del PA-MPPE:

- Proyectar la transcendencia que tiene la educación para consolidar la unión de los espacios estratégicos de integración y cooperación regional (ALBA, PETROCARIBE, UNASUR y CELAC).

- Difundir el pensamiento de las mujeres y los hombres que han luchado por la libertad de Nuestramérica en el ámbito social, político, educativo, cultural y económico.
- Difundir en los medios de comunicación masivos, públicos, privados, alternativos y tecnológicos, los contenidos históricos, culturales, científicos en diferentes idiomas y nuevas producciones en el marco de los Convenios establecidos.
- Desarrollar la educación intercultural e intercultural bilingüe, con la formación de la identidad nacional, patrimonio tangible, intangible, la cultura y la interculturalidad en el respecto a la diversidad, reconocimiento, autodeterminación de los pueblos en correspondencia con los principios de la venezolanidad y nuestramérica.
- Incentivar la participación protagónica de los docentes, estudiantes, organizaciones sociales y comunidad, en la construcción de documentos que generen aportes para la consolidación de una sociedad justa, igualitaria, bajo los principios de la integración nuestramericana y caribeña.
- Desarrollar el ideal socialista en la búsqueda de la independencia y la soberanía en el ámbito socioeducativo en el Subsistema de Educación Básica, bajo los principios de la integración nuestramericana y caribeña.
- Impulsar el modelo de integración con auténtica soberanía solidaria y de cooperación entre los pueblos de Nuestramérica.
- Fortalecer las relaciones bilaterales con los países integrantes del ALBA, para impulsar el intercambio de proyectos educativos.
- Potenciar a Venezuela en el desarrollo de la plataforma tecnológica para la utilización de las tecnologías de la comunicación y la información en el Subsistema de Educación Básica, en el marco del Socialismo Bolivariano.

Objetivo Histórico V.- Contribuir con la preservación de la vida en el planeta y la salvación de la especie humana.

Objetivo Nacional:

5.1. Defender y proteger el patrimonio cultural venezolano y nuestroamericano.

Líneas estratégicas del PA-MPPE:

- Desarrollar en el Currículo Nacional Bolivariano (CNB) la cultura popular, promoviendo la valoración de tradiciones en el Subsistema de Educación Básica.

Con estos objetivos como norte, el Despacho de Educación desarrollará el **Plan Operativo Anual del MPPE vinculado al Presupuesto, Año 2014**, marco programador de las líneas de acción que en el corto plazo abonan el camino establecido por las políticas institucionales de mejoramiento de la calidad educativa e incremento de matrícula de los distintos niveles y modalidades, cuenta con cuarenta **proyectos** de continuidad (ocho a ser ejecutados por el MPPE y treinta y dos por los Entes Descentralizados Adscritos, el Servicio Desconcentrado y las Corporaciones) que, conjuntamente con **acciones centralizadas** sustantivas, encauzarán la gestión educativa hacia el logro de la misión ministerial de *"Promover en la sociedad venezolana, en concordancia con los lineamientos de la Nación y el Estado, un mayor nivel de desarrollo sociocultural mediante la formación integral de todos los ciudadanos, capaces de enfrentar la vida, de construir su propio destino, responsables con su núcleo familiar, solidarios socialmente con la comunidad, comprometidos con la patria y con la salvaguarda de los valores culturales de la nación venezolana".*

De los proyectos formulados, siete (07) forman parte del Plan Operativo Anual Nacional (POAN) Año 2014, por ajustarse a los siguientes criterios emanados del Ministerio del Poder Popular de Planificación:

- Continuación de las Misiones Sociales relacionadas a la educación, salud, atención a personas con algún tipo de discapacidad, equidad e igualdad de género.

- Fortalecimiento de los diferentes mecanismos de comunicación popular y los medios de comunicación públicos.
- Cumplimiento de los Objetivos de Desarrollo del Milenio, con énfasis en la disminución de la mortalidad infantil y la mortalidad materna, revertir la tendencia del contagio del VIH – SIDA, superación de la pobreza y la exclusión social.
- Acceso oportuno y de calidad a las tecnologías de información y comunicación (TIC), a través de la alfabetización tecnológica y la masificación del acceso a Internet y la telefonía tanto fija como móvil.
- Acceso y disfrute de los espacios públicos.

Encauzados sus objetivos al alcance de las metas previstas, los proyectos seleccionados para el POAN 2014 son:

- Programa de Alimentación Escolar.
- Sistema Nacional de Recursos para los Aprendizajes en el marco de una educación liberadora.
- Fortalecimiento de la educación y la cultura a través del posicionamiento de Colombeia TV, como la Televisora Educativa de Venezuela.
- Programa Nacional Alejandro de Humboldt.
- Alfabetización y prosecución al sexto grado de jóvenes, adultos y adultas "Simón Rodríguez".
- Fortalecimiento de la atención integral de calidad a niñas y niños de 0 a 6 años de edad, familia y comunidad.
- Masificación de las Tecnologías de la Información y la Comunicación (TIC) en la Educación y contribución a la transformación del proceso educativo.

Además de los criterios establecidos por el Ministerio del Poder Popular de Planificación para la escogencia de los proyectos considerados de carácter nacional, el MPPE estipuló como criterios institucionales para la formulación del plan que regirá la gestión educativa del próximo ejercicio fiscal, los siguientes:

- Cumplimiento con los mandatos que emanan de la Constitución de la República Bolivariana de Venezuela, en la cual se consagran los derechos educativos que son referencia ineludible para el diseño de políticas y para la planificación del sector.
- Vinculación con los objetivos plasmados en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.
- Articulación con los principios de la educación establecidos en la Ley Orgánica de Educación (LOE).

Sistema Educativo, Organización y Modalidades

En su Artículo 25, la Ley Orgánica de Educación (LOE) establece los siguientes **niveles** para el **Subsistema de Educación Básica:**

- El Nivel de Educación Inicial, que comprende las etapas de Maternal y Preescolar destinadas a la educación de niños y niñas con edades comprendidas entre 0 y 6 años.
- El Nivel de Educación Primaria, con una duración de seis años y conduce a la obtención del certificado de Educación Primaria.
- El Nivel de Educación Media, con dos opciones: Educación Media General, con duración de 5 años, y Educación Media Técnica, con duración de seis años.

El Artículo 26 de la misma ley señala que las **modalidades** del Sistema Educativo son variantes educativas para la atención de las personas que por sus características y condiciones especificas de su desarrollo integral, cultural, étnico, lingüístico y otras, requieren adaptaciones curriculares de forma permanente o temporal con el fin de responder a las exigencias de los diferentes niveles educativos. Las modalidades del Sistema Educativo estipuladas en la LOE, son: Educación Especial; Educación de Jóvenes, Adultos y Adultas: Educación en Fronteras; Educación Rural; Educación para las Artes; Educación Militar; Educación Intercultural; Educación Intercultural Bilingüe y otras que sean determinadas por reglamento o por ley.

Unidades Ejecutoras del Ministerio del Poder Popular para la Educación

- **Despacho del Ministro(a):** Instancia rectora y garante de la educación inclusiva y de calidad, de la cultura y el deporte nacional, responsable de coordinar el sistema educativo, cultural y deportivo e impartir las orientaciones generales para el desarrollo de los programas destinados a ejecutar las políticas que respondan a la necesidad del proceso de desarrollo del país y el logro de los objetivos y las metas planteadas en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

  Proyectos a Ejecutar Año 2014:

  - **Trabajo Voluntario, Conciencia Social, Moral y Luces de los trabajadores y trabajadoras del Ministerio del Poder Popular para la Educación.**

    Objetivo General del Proyecto: Concientizar a los trabajadores del MPPE, las Zonas Educativas, Comunidades Educativas, miembros de los Consejos Comunales y Organizaciones Vivas, para su incorporación al trabajo voluntario a través de la asistencia primaria de la infraestructura escolar, priorizando las problemáticas de pintura, iluminación y plomería, es decir, reparaciones y mantenimientos menores, a fin de garantizar la vida útil de los planteles y, en consecuencia, el bienestar de las comunidades educativas.

    Resultado Esperado: Asistencia primaria a la infraestructura en instituciones educativas a nivel nacional con problemática de pintura, iluminación y plomería a través de 480 reparaciones y mantenimientos menores a fin de garantizar la vida útil de los planteles.

  - **Todas las Manos a la Siembra**

    Objetivo General del Proyecto: Desarrollar desde el Subsistema de Educación Básica, acciones que impulsen el enfoque agroecológico como parte del proceso para asegurar la soberanía alimentaria.

    Resultado Esperado: Desarrollo de 480 nuevos espacios productivos en instituciones educativas nacionales.

  - **Funcionamiento de Planteles Educativos.**

    Objetivo General del Proyecto: Garantizar la idoneidad de la infraestructura, el equipamiento y los servicios en los distintos espacios educativos de los planteles nacionales del Subsistema de Educación Básica a fin de ejecutar actividades académicas y administrativas.

    Resultado Esperado: Atención de 21.304 planteles del Subsistema de Educación Básica.

- **Consultoría Jurídica:** Instancia cuyo objetivo es asistir y asesorar a las dependencias del Ministerio en materia jurídica y supervisar el cumplimiento de la normativa legal vigente del sector educativo a nivel nacional, para atender de manera integral y gratuita al sector, para lo cual implementará las siguientes estrategias: Adecuada y pronta gestión administrativa; recaudos y respuestas oportunas a las distintas dependencias, entes adscritos y tutelados; seguimiento efectivo del tiempo de respuesta de los casos asignados; agilidad en el trámite de los procesos administrativos; optimización de las asesorías legales brindadas a los usuarios y usuarias; así como también la supervisión y verificación de los procedimientos administrativos.

- **Auditoría Interna:** Corresponde a esta Oficina garantizar la efectividad del control interno en las operaciones relativas a los ingresos, gastos y bienes públicos del Ministerio así como velar por el cumplimiento de lo establecido en las disposiciones vigentes en materia de finanzas públicas.

- **Oficina de Coordinación de Zonas Educativas:** Instancia de acción estratégica responsable del seguimiento, control y evaluación del avance de la gestión de las Zonas Educativas, en cumplimiento de las políticas educativas y proyectos impulsados por el MPPE.

- **Oficina Estratégica de Seguimiento y Evaluación de Políticas Públicas:** Responsable de evaluar la evolución, el proceso educativo y su impacto en la acción de gobierno que permita la simulación de escenarios y formular recomendaciones que apoyen la toma de decisiones a partir del desarrollo de investigaciones, información estadística, análisis y estudios de las tendencias e indicadores de la ejecución y el impacto de las políticas públicas en materia educativa. Estrategia fundamental para el cumplimiento de sus atribuciones, es la implementación del proyecto estadístico del MPPE, el cual se resume a continuación:

  Proyecto a ejecutar año 2014:

  - **Fortalecimiento del Plan Estadístico del Ministerio del Poder Popular para la Educación.**

    Objetivo General del Proyecto: Generar estadísticas educativas de alcance nacional a fin de facilitar la toma de decisiones acordes con el nuevo modelo educativo.

    Resultado Esperado: Recolección, registro y procesamiento de la información estadística educativa en el 100% de los planteles.

- **Oficina de Planificación y Presupuesto:** Instancia encargada de asesorar y apoyar a las dependencias del Ministerio y sus Entes Descentralizados Adscritos, Servicio Desconcentrado y Corporaciones en materia de formulación de políticas, planes y proyectos articuladamente con el proyecto de presupuesto anual de gastos corrientes e inversiones, así como de su evaluación y control, de acuerdo a las directrices y lineamientos emanados del despacho ministerial y los órganos rectores. De igual manera corresponde a esta Oficina coordinar el proceso de desarrollo organizacional del Ministerio con el objeto de permitir su evolución, conforme a las exigencias o demandas del sector.

- **Oficina de Comunicación y Relaciones Institucionales:** Instancia responsable de la dirección, coordinación, supervisión y control de las estrategias comunicacionales e informativas del Ministerio; la difusión, proyección y fortalecimiento de las políticas, planes, proyectos y logros del MPPE, a través de las actividades de relaciones públicas, información y producción de materiales impresos y audiovisuales; y el establecimiento de mecanismos de cooperación e intercambio institucional.

- **Oficina de Relaciones Internacionales**: Responsable de la atención de los asuntos ministeriales de naturaleza internacional que se relacionen con la educación y la ejecución de proyectos educativos en el ámbito internacional. Para el logro efectivo de sus objetivos, articula sus acciones en materia de cooperación internacional, orientadas hacia la profundización del intercambio cultural, educativo, científico y comunicacional y la expansión del conocimiento mutuo.

- **Oficina de Recursos Humanos:** Responsable de garantizar la correcta administración del sistema de personal del Ministerio con el objetivo de impulsar las políticas de seguridad, bienestar social, promoción y desarrollo del personal, a través de la aplicación y cumplimiento de las normas y procedimientos que en materia de personal señalen la constitución y las leyes. Esta instancia tiene bajo su responsabilidad la oportuna ejecución del siguiente proyecto:

Proyecto a ejecutar año 2014:

- **Recurrencia y Apertura del Año Escolar.**

  Objetivo General del Proyecto: Garantizar oportunamente los sueldos, salarios, incidencias y aportes patronales del personal docente, administrativo y obrero que labora en los planteles del Ministerio del Poder Popular para la Educación.

  Resultado Esperado: Cancelación del gasto correspondiente a sueldos, salarios y demás retribuciones de 571.006 docentes, administrativos y obreros en planteles de dependencia nacional.

- **Oficina de Administración y Servicios:** Instancia encargada de garantizar la utilización racional de los recursos materiales y financieros asignados al Ministerio del Poder Popular para la Educación, tanto de los bienes e instalaciones como de las personas, de igual manera mantener las instalaciones y equipos en óptimas condiciones, cumpliendo además ante los organismos competentes con la rendición de las cuentas de los ingresos y gastos.

- **Despacho del Viceministro para la Articulación de la Educación Bolivariana:** Instancia responsable de formular, ejecutar, instrumentar y supervisar el desarrollo de la política educativa nacional, mediante la ejecución de planes, programas y proyectos estructurados e integrados en los niveles de Educación Inicial, Educación Primaria y Educación Media a los fines de garantizar el carácter social de la educación a toda la población venezolana, cuyas acciones estratégicas para el año 2014 darán prioridad a la viabilización de los objetivos plasmados en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, promoviendo la ética socialista, cultura solidaria y educación liberadora, en todas las instituciones educativas oficiales y privadas, nacionales, estadales, municipales, entes descentralizados, en articulación con las organizaciones del Poder Popular, mediante:

  - La expansión de la cobertura de atención y mejoramiento de la calidad educativa en las instituciones y centros educativos, contribuyendo a la universalización de la atención inicial, con el incremento sustantivo en la atención maternal y el desarrollo de la atención educativa en la etapa preescolar.
  - Atención de las necesidades y potencialidades de todas las niñas, niños, adolescentes, jóvenes, adultas y adultos con participación protagónica, corresponsable y transformadora de la sociedad y su permanencia como estudiantes en el Subsistema de Educación Básica de acuerdo a los principios humanísticos del socialismo bolivariano.
  - Educación integral, permanente, continua y de calidad para todas y todos con equidad de género, en igualdad de condiciones y oportunidades, derechos y deberes ciudadanos,
  - Buen funcionamiento de las instituciones y centros educativos a través de su dotación y equipamiento, producción y distribución de materiales audio-visuales e impresos.
  - Desarrollo del Congreso Bolivariano para el diseño, ejecución, desarrollo y seguimiento a políticas públicas educativas.
  - Fortalecimiento de la articulación intraministerial para potenciar la efectividad de la gestión en las instituciones de Primaria Bolivariana.
  - Desarrollo del Plan Nacional de Recreación para el Vivir Bien, dirigido a "promover valores para la vida, de amor, solidaridad y convivencia", en espacios públicos, en articulación con ministerios del poder popular y organismos adscritos al área social.

- **Despacho del Viceministro o Viceministra de Desarrollo para la Integración de la Educación Bolivariana:** Es la instancia responsable de formular, ejecutar, instrumentar y supervisar el desarrollo de la política educativa nacional, mediante el diseño y supervisión de planes, programas y proyectos que garanticen la educación a los niños, niñas, adolescentes, jóvenes, adultos y adultas con necesidades educativas especiales, a fin de garantizar su inclusión e integración pedagógica al desarrollo comunitario, su participación en la sociedad y su permanencia en el Subsistema de Educación Básica, facilitándoles herramientas que permitan su inserción en el campo laboral; la educación de jóvenes, adultos y adultas mediante estrategias formales y no formales que garanticen la prosecución de sus estudios y la incorporación al proceso productivo social del país, incluyendo a las comunidades indígenas y afrodescendientes para el fortalecimiento de un ser social integral, que mantenga su identidad étnica y cultural. Igualmente, atiende lo relativo a la educación física, la recreación, el deporte estudiantil y las actividades culturales, a los fines de promover la formación integral de los y las estudiantes de cada una de las modalidades educativas que integran el Subsistema de Educación Básica. Su política presupuestaria para el año 2014, se orienta hacia la consecución de los siguientes objetivos:
  - Fortalecer y optimizar los niveles de eficiencia en la ejecución y aplicación de los recursos para la inversión social, que garanticen la calidad de la atención integral de todas y todos con equidad de género e igualdad de condiciones y oportunidades, derechos y deberes ciudadanos.
  - Profundizar las actividades educativas, culturales, científicas, tecnológicas y socio-productivas, en todas las instituciones educativas, en articulación con las organizaciones del poder popular.
  - Desarrollar planes, programas y proyectos que promuevan la educación integral, multiétnica y pluricultural para todas las niñas, niños, las y los adolescentes, jóvenes, adultas y adultos, al desarrollo de las potencialidades, su participación protagónica, corresponsable, transformadora en la sociedad y su permanencia en el Subsistema de Educación Básica de acuerdo a los principios humanísticos del socialismo bolivariano.
  - Coadyuvar en los contenidos y estrategias propias enmarcadas en la formación integral de valores sociales, ecológicos, diversidad cultural, intercultural, pluricultural, multiétnica y plurilingüe; de carácter laico, integral, permanente, creativo, artístico, innovador; reflexiva y crítica, con pertinencia sociocultural.
  - Potenciar la práctica deportiva en las instituciones educativas como semilleros para la conciencia social, que tributen a la cultura física, al vivir bien y al desarrollo de actividades deportivas en las diferentes disciplinas.
  - Promover la inclusión, permanencia, prosecución y egreso de las niñas, niños, las y los adolescentes, jóvenes, adultas y adultos con diversidad funcional, a fin de asegurar su integración plena en lo educativo, laboral y social productivo.

- **El Despacho del Viceministro o Viceministra de Participación y Apoyo Académico:** Es la instancia responsable de la planificación, coordinación, dirección, control y supervisión de planes, programas y proyectos dirigidos a facilitar la educación integral de los y las estudiantes, mediante la promoción, prevención, atención integral y defensoría de éstos y éstas, fortaleciendo el desarrollo humano integral de sus capacidades y potencialidades. En este sentido, la política que orienta las decisiones en materia presupuestaria está específicamente dirigida al logro de los siguientes objetivos:
  - Garantizar la ejecución física y financiera del Programa de Subvenciones para incrementar la cobertura educativa del Subsistema de Educación Básica, y promover la ejecución de programas de investigación científica, tecnológica y cultural.
  - Impulsar la organización y funcionamiento de las comunidades educativas en el marco de la integración escuela – familia – comunidad.
  - Suministrar asistencia técnica para el otorgamiento de documentos académicos como los títulos de egresados en Educación Media regular, Misión Ribas y notas certificadas que faciliten la prosecución de estudios dentro y fuera del país.

- Profundizar el enfoque de promoción y prevención de la salud con acento pedagógico, fomentar el sistema de derechos, deberes y garantías de los niños, niñas, adolescentes y jóvenes e impulsar la inclusión social y prosecución de la población en edad escolar en el Subsistema de Educación Básica.
- Incrementar la asistencia alimentaria de la población estudiantil para garantizar el mejoramiento de la calidad de vida a partir de la satisfacción de las necesidades básicas, mantener y consolidar el seguimiento y acompañamiento de las direcciones y los programas, así como coordinar las acciones en los aspectos nutricionales y de formación de las madres y padres procesadores de alimentos.

Como parte importante de desarrollo de sus líneas estratégicas, este Despacho es responsable administrativa, presupuestaria y financieramente de la ejecución del Proyecto PAE, el cual se ejecuta operativamente a través de las Zonas Educativas.

Proyecto a ejecutar año 2014:

- **Programa de Alimentación Escolar.**

  Objetivo General del Proyecto: Garantizar a la población escolar atendida por el Subsistema de Educación Básica una alimentación diaria, variada, balanceada, de calidad y adecuada a los requerimientos nutricionales, calóricos y energéticos específicos a cada grupo etáreo.

  Resultado Esperado: Asistir alimentariamente a 4.382.972 niños, niñas, adolescentes y jóvenes inscritos en el Subsistema de Educación Básica a través del Programa de Alimentación escolar.

  - **Dirección General de Protección y Desarrollo Estudiantil:** Dependencia responsable de coordinar, orientar y supervisar los planes, programas y proyectos diseñados en materia de asistencia académica, bienestar y apoyo social, salud y recreación, que permitan a los y las estudiantes de la educación formal y no formal aprovechar con mayor eficiencia su tiempo de estudio y los recursos necesarios para llevar a cabo su aprendizaje, logrando el mejor aprovechamiento de las oportunidades educacionales y fortaleciendo el desarrollo integral de su personalidad. En este contexto, establece como líneas prioritarias para el año 2014 la "consolidación de un sistema de relaciones integradas para garantizar las áreas relativas al mejoramiento de la calidad de vida a partir de las satisfacciones de necesidades básicas, elevando así los aspectos biopsicosociales, económicos, ambientales y culturales de la población estudiantil del Subsistema de Educación Básica y la comunidad en general".
  - **Dirección General de Comunidades Educativas:** Instancia responsable de coordinar la formulación e instrumentación de la política educativa destinada a la promoción de las comunidades educativas a nivel nacional, se propone garantizar la continuidad y la consolidación de la revolución Bolivariana, impulsando el Poder Popular con la estrategia de consolidación de los Consejos Educativos que permitan la democratización de la gestión escolar en todas las instituciones educativas del Subsistema de Educación Básica a nivel nacional.
  - **Dirección General de Registro y Control Académico:** Es la dependencia responsable de establecer las normas y reglamentos en materia de equivalencias, reválidas, transferencias y reconocimientos de estudios, convalidación de títulos extranjeros de los y las estudiantes de los diferentes niveles y modalidades educativas, así como los criterios y lineamientos vinculados con el proceso de evaluación de los aprendizajes, registros, archivos de control de estudios, legalización de documentos probatorios de estudios y de preservación de la memoria académica del Ministerio.

- **Despacho del Viceministro o Viceministra de Programas de Desarrollo Académico:** Le corresponde planificar, coordinar y dirigir la elaboración, implementación, actualización y evaluación del proceso curricular del sistema educativo bolivariano, conforme a la contextualización regional y el reconocimiento de la diversidad de sujetos sociales y espacios culturales. Fomentar la realización de eventos y actividades, a nivel regional, estadal y nacional, relativos al desarrollo educativo del país.

- **Dirección General de Currículo:** Es la dependencia encargada de diseñar, coordinar, promover y supervisar la implementación, evaluación y permanente construcción del diseño curricular del Sistema Educativo, para el año 2014, se plantea priorizar:
  - El desarrollo en el Currículo Nacional Bolivariano (CNB) de los valores que contribuyan a la soberanía y defensa de la Patria, y la valoración de nuestro patrimonio cultural y natural desde el Proyecto Educativo Integral Comunitario (PEIC) y Proyectos de Aprendizaje (PA).
  - El avance en el CNB de los procesos pedagógicos y didácticos que promuevan la consolidación de los valores y principios socialistas (equidad, igualdad, solidaridad, cooperación, corresponsabilidad, respeto, conciencia crítica) para la protección ambiental y la participación protagónica y corresponsables del Poder Popular y con justicia social.

Proyecto a ejecutar año 2014:

- **Desarrollo curricular en el Subsistema de Educación Básica del Sistema Educativo Venezolano.**

  Objetivo General del Proyecto: Consolidar el desarrollo curricular en los niveles y modalidades del Subsistema de Educación Básica para la formación ciudadana en la República Bolivariana de Venezuela.

  Resultado Esperado: 503.240 docentes informados y socializados sobre el desarrollo curricular del Subsistema de Educación Básica.

  - **Dirección General de Supervisión Educativa**: Es la dependencia responsable de coordinar y dirigir la supervisión técnico-docente, administrativa, de infraestructura física y legal a los planteles y servicios educativos oficiales y privados en las instancias nacionales, estadales, municipales y locales. Su meta prioritaria para el ejercicio fiscal 2014 es el afianzamiento del Sistema Nacional de Supervisión Educativa integral e integrada, mediante encuentros y visitas de acompañamiento pedagógico y orientaciones metodológicas en las instancias zonales y municipales y/o distrital instituciones y centros educativos oficiales y privados.
  - **Dirección General de Formación del Personal Docente:** Es la dependencia responsable de diseñar, coordinar, supervisar y evaluar la ejecución de la política de formación permanente del personal docente. En atención a las directrices institucionales, se plantea:
    - Formar a las y los docentes del Subsistema de Educación Básica con una concepción participativa, colectiva, crítica, reflexiva y corresponsable, a través del Plan Nacional de Formación Docente, considerando la alta demanda de formación permanente e investigación de las y los docentes en los aspectos sustantivos del proceso enseñanza - aprendizaje del Subsistema de Educación Básica.
    - Desarrollar el Plan de Gestión Integral del Riesgo del Ministerio del Poder Popular para la Educación.
  - **Dirección General de Recursos para el Aprendizaje:** Instancia responsable de diseñar, producir y difundir programas audiovisuales de apoyo al docente; así como los materiales y recursos complementarios al proceso de aprendizaje de los y las estudiantes en los distintos niveles y modalidades del Subsistema de Educación Básica. En este contexto, se plantea para el 2014:
    - Distribuir masiva y gratuitamente los textos escolares de la Colección Bicentenario, Revista Tricolor, Radio WEB, Material bibliográfico, Laboratorios, Material lúdicos, Mapas, Láminas, Globos terráqueos, Equipos audiovisuales, Mobiliarios para los Centros de Recursos para el Aprendizaje.
    - Producir, desarrollar y distribuir recursos educativos, en atención a:
      - Los modelos de producción socialista y soberanía alimentaria, contextualizados socio, cultural y geográficamente.
      - Un modelo científico-tecnológico con un estilo innovador, transformador, diverso, creativo y dinámico, garante de la independencia y la soberanía científica tecnológica.

- Los principales inherentes al Socialismo Bolivariano y los valores nacionales, multiétnicos y pluriculturales de nuestros pueblos.
- El eje integrador curricular soberanía y defensa integral de la nación.
- La promoción de la integración de las familias, escuela y comunidad, permanentemente, en el marco del Plan Nacional de Recreación para el Vivir Bien.
- El desarrollo de estrategias que fortalezcan la actividad física, recreación cultura y deporte, el turismo, preservación del ambiente, la salud alimentaria, la prevención del consumo de sustancias licitas e ilícitas, educación para la sexualidad, entre otros.
- La promoción de las Defensorías Educativas, responsabilidad y corresponsabilidad social, en todas las instituciones educativas.

Proyecto a ejecutar año 2014:

- **Sistema Nacional de Recursos para los Aprendizajes en el marco de una educación liberadora.**

  Objetivo General del Proyecto: Desarrollar, dotar e implementar herramientas vinculadas a los procesos de aprendizaje que sirven de apoyo a la labor docente en los ambientes educativos.

  Resultado Esperado: Diseño, desarrollo, adaptación y distribución de 11.712 documentos de recursos para los aprendizajes.

  - **Dirección General de Tecnología de la Información y la Comunicación para el Desarrollo Educativo:** Es la dependencia responsable de facilitar la gestión de los procesos académicos y administrativos de las dependencias adscritas a los despachos de los viceministros o viceministras, mediante la automatización y el desarrollo de sistemas de información y herramientas tecnológicas que apoyen el proceso de aprendizaje en los niveles y modalidades educativas del Sistema Educativo Bolivariano. En este sentido, dirigirá su gestión hacia:
    - El fortalecimiento de los Centros de Producción de Contenidos Tecnológicos de los estados.
    - La elaboración de materiales de divulgación que permitan potenciar el Uso Educativo de las TIC en las instituciones Educativas.
    - La actualización de la Red Bolivariana de Aprendizaje y las acciones del Proyecto Canaima Educativo.

- **Las Zonas Educativas:** Son las unidades administrativas encargadas de ejecutar y dar seguimiento a las políticas y proyectos educativos nacionales en las 24 entidades federales que conforman el territorio venezolano. En ellas se desarrollan actividades de coordinación y operación esenciales para alcanzar las metas establecidas en los planes operativos que giran en torno al incremento de la escolaridad, la calidad educativa del país y los servicios de atención a estudiantes y docentes, tanto académicas como administrativas. Asimismo, a través de ellas se ejecuta el proyecto "Funcionamiento de Planteles Educativos", dirigido a la atención de los planteles de dependencia nacional.

Entes Descentralizados Adscritos, Servicio Desconcentrado y Corporaciones

- **La Fundación de Edificaciones y Dotaciones Educativas (FEDE)** es una institución de gestión pública, creada mediante Decreto Presidencial Nº 1.555 de fecha 11 de mayo de 1.976, publicado en la Gaceta Oficial Nº 30.978, de fecha 11/05/1976 bajo la tutela del Ministerio de Desarrollo Urbano. En fecha 21 de mayo de 1990, en Gaceta Oficial Nº 34.471 y por Decreto Nº 899, pasa a la tutela del Ministerio de Educación. El 1 de junio de 2007, se publica en Gaceta Oficial Nº 38.696, Decreto Presidencial Nº 5.371, la adscripción de la Fundación al Ministerio del Poder Popular para la Vivienda y el Hábitat y el 9 de septiembre de 2008, se dispone que el Ministerio de Poder Popular para la Educación ejerza nuevamente la tutela de FEDE según Gaceta Oficial Nº 39.012, Decreto Presidencial Nº 6.399.

Como organismo responsable de atender la planta física educativa a nivel nacional a fin de garantizar espacios seguros, funcionales y confortables para el fortalecimiento del proceso educativo, direccionó el desarrollo de su gestión para el año 2014 al alcance de las metas pautadas por el órgano de adscripción y el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, enfocadas a:

- Construir nuevos planteles educativos para que de esta forma se puedan incluir al Subsistema de Educación Básica a las niñas, niños, adolescentes y jóvenes que se encuentran fuera del mismo.
- Construir y rehabilitar Escuelas Técnicas Agropecuarias (ETA), Escuelas Técnicas Robinsonianas y Zamoranas Petroleras Socialistas (ETRZPS), geolocalizándolas cerca de empresas del Estado para la articulación con las mismas.
- Rehabilitar y ampliar los planteles educativos existentes a nivel nacional para incrementar la matrícula de la población en edad escolar de los niveles: Educación Inicial, etapa Preescolar; Educación Primaria; y Educación Media, opción Media General y Técnica.
- Transferir la competencia en materia de mantenimiento preventivo y correctivo de la infraestructura educativa al Poder Popular a través de comunidades organizadas, consejos educativos y cooperativas.
- Dotar a los planteles del Subsistema de Educación Básica en el ámbito nacional de implementos de cocina (menajería, ollas, cocinas industriales, refrigerador, etc.), con el objeto de fortalecer el Programa de Alimentación Escolar (PAE).

Proyectos a ejecutar año 2014:

- **Construcción de planteles en el Subsistema de Educación Básica.**

  Objetivo General del Proyecto: Construir edificaciones educativas como espacios idóneos para la enseñanza y la práctica democrática y participativa en el Subsistema de Educación Básica.

  Resultado Esperado: 23 planteles construidos siguiendo los parámetros de calidad y excelencia tecnológica.

- **Rehabilitación, ampliación y mejoras de planteles en el Subsistema de Educación Básica.**

  Objetivo General del Proyecto: Construir, mejorar, acondicionar y ampliar aulas y otros espacios educativos en escuelas oficiales del Subsistema de Educación Básica a nivel nacional, así como aplicar acciones de conservación y mantenimiento preventivo y correctivo. Convertir escuelas oficiales a Escuelas Bolivarianas de jornada completa y atención integral a través del correcto funcionamiento, seguridad y confort de los espacios educativos.

  Resultado Esperado: 211 espacios educativos rehabilitados y/o ampliados.

- **Construcción y atención de la planta física educativa del Subsistema de Educación Básica a través de convenios especiales.**

  Objetivo General del Proyecto: Construir y aplicar acciones de rehabilitación, conservación y mantenimiento preventivo y correctivo en la planta física educativa de planteles a nivel nacional a los fines de contribuir a su correcto funcionamiento, seguridad y confort.

  Resultado Esperado: 5 planteles del Subsistema de Educación Básica adecuados a planteles bolivarianos.

- **Dotación de mobiliario escolar y equipos en el Subsistema de Educación Básica.**

  Objetivo General del Proyecto: Dotar de mobiliario escolar, equipos y unidades móviles de mantenimiento y seguridad (UMMYS) a planteles del Subsistema de Educación Básica construidos, rehabilitados o ampliados para ofrecer las condiciones de confort necesarias en el desarrollo del proceso educativo.

  Resultado Esperado: 674 planteles dotados y en condiciones óptimas para el desarrollo del proceso educativo.

- **Servicios básicos y arrendamientos de la planta física educativa.**

  Objetivo General del Proyecto: Garantizar la cancelación de servicios básicos, arrendamientos, indemnizaciones, condominios y otras obligaciones contraídas por los planteles educativos nacionales y oficinas administrativas del MPPE y FEDE; así como la adquisición de inmuebles para el uso educativo.

  Resultado Esperado: Cancelación de servicios básicos a 12.930 inmuebles dependientes del MPPE, arrendamiento y adquisición de nueve plantas físicas para incrementar el número de planteles nacionales.

• **La Fundación Bolivariana de Informática y Telemática (FUNDABIT)** es un ente adscrito al Ministerio del Poder Popular para la Educación, constituido según Decreto Nº 1.193, del 6 de febrero de 2001, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.137 del 9 de febrero de 2001. Sus líneas de acción para el año 2014 se orientan al desarrollo sistemático de acciones que ejecuta el Gobierno Bolivariano en aras de alcanzar la soberanía tecnológica y mejorar la calidad de la educación pública a través del uso de las Tecnologías de la Comunicación y la Información (TIC), en los procesos de enseñanza y aprendizaje, a través de logros, tales como:

- La creación y dotación de Centros Tecnológicos para cubrir las necesidades generadas por el Gobierno de Calle.
- La distribución de la Colección Bicentenario en los planteles a nivel nacional.
- La articulación entre la escuela y comunidad mediante el uso adecuado de las TIC.

Proyectos a ejecutar año 2014:

- **Masificación de las Tecnologías de la Información y la Comunicación (TIC) en la Educación y contribución a la transformación del proceso educativo.**

  Objetivo General del Proyecto: Masificar el uso de Tecnologías de Información y Comunicación (TIC) a través de la incorporación de centros tecnológicos, y la contribución pedagógica a fin de transformar el proceso de aprendizaje-enseñanza en el sistema educativo del país.

  Resultado Esperado: Creación de 50 nuevos Centros Tecnológicos (CT) y acondicionamiento de los existentes, para un total de 2.852 CT en funcionamiento.

- **Registro Único Nacional Escolar (REÚNE) para la actualización permanente de la gestión escolar en el Sistema Educativo Bolivariano.**

  Objetivo General del Proyecto: Registrar y actualizar de manera permanente la información de la gestión escolar y proporcionar a las autoridades competentes del sector educativo la información para el desarrollo de políticas, proyectos y/o programas educativos, así como el seguimiento y control de los mismos, contribuyendo al desarrollo y fortalecimiento del sistema educativo a través de la tecnologías de la información y comunicación.

  Resultado Esperado: 5.000 nuevos registros de planteles adscritos al MPPE, para un total de 10.000 registrados en el sistema REÚNE.

- **La Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)** se crea mediante Decreto N° 1.100, del 24 de noviembre de 2000, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.087 de fecha 28/11/2000, con autonomía presupuestaria, administrativa, financiera y de gestión en las materias de su competencia, con la misión de .ejecutar proyectos de investigación y generar producciones educativas audiovisuales, radiofónicas, impresos y jornadas educativas para la capacitación de maestros, profesores y estudiantes, contribuyendo así con el sistema educativo nacional y con el acceso de la sociedad al conocimiento.

Para el ejercicio fiscal 2014 las prioridades institucionales están dirigidas a:

- Impulsar la educación en el sistema comunal a través de la realización de producciones audiovisuales como herramienta pedagógica, incorporando encuentros de saberes, foros y exposiciones con la participación activa de docentes, estudiantes, artistas, cultores y voceros comunitarios en la discusión de temas de relevancia para la labor educativa, en el marco del Sistema Comunal.
- Generar diálogos sobre situaciones que afecten a las comunidades, mediante la producción de series televisivas que aborden no solo lo problemático, sino también las fortalezas de las estrategias de liberación, de emancipación y de cambio social, lo que estimulará el fortalecimiento del tejido social en las comunidades.

Proyecto a ejecutar año 2014:

- **Productos audiovisuales para la formación del pensamiento liberador.**

  Objetivo General del Proyecto: Fortalecer el Subsistema de la Educación Básica, mediante la producción y difusión de documentos audiovisuales e impresos con contenidos pedagógicos.

  Resultado Esperado: 90 contenidos audiovisuales televisivos, radiales e informativos, culturales que fomenten el pensamiento liberador en los actores del proceso educativo.

- **El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación**, cuyo Estatuto Orgánico de creación se fundamenta en el Decreto Nº 513 publicado en la Gaceta Oficial Nº 25.861 de fecha 13 de enero de 1959, desarrolla su misión en términos de promover y desarrollar un Sistema de Seguridad Social Integral orientado al mejoramiento permanente de la calidad de vida para el personal docente, administrativo y obrero del Ministerio del Poder Popular para la Educación con sus familiares y de otros organismos afiliados, mediante la prestación oportuna, eficiente y efectiva de asistencia para optar a:

- Servicios de financiamiento mediante créditos hipotecarios o personales.
- Servicios médicos-asistenciales.
- Contribuciones socioeconómicas para atender gastos médicos en casos de contingencias o siniestralidades cubiertas en las cláusulas de la convención colectiva de trabajo del personal docente y administrativo del ente de adscripción.
- Participación en eventos culturales, recreativos y deportivos.

  En este contexto, las estrategias institucionales planteadas ante los requerimientos de los responsables de las distintas Oficinas y/o Gerencias del Instituto para el desarrollo de la gestión durante el año 2014, son las siguientes:

- Calidad de servicios a los afiliados, beneficiarios y comunidad en general.
- Funcionamiento óptimo de las Unidades IPASME
- Minimizar tiempo de respuesta crediticia.

- Simplificación de trámites en los procesos del IPASME.
- Elevar los niveles de calidad, eficiencia y eficacia del Recurso Humano.
- Capacitación del Recurso Humano.
- Optimizar y fortalecer las políticas y procesos de recaudación de los ingresos.
- Evaluación y control del Hotel Valle Grande y Club IPASMAR, como prestadores de servicios turísticos.
- Fortalecer la Plataforma Tecnológica del Instituto para poder dar respuesta oportuna y veraz a nuestra población afiliada.

Proyectos a ejecutar año 2014:

- **Concesión de Créditos.**

  Objetivo General del Proyecto: Mejorar la calidad de vida de los afiliados y afiliadas del IPASME, mediante la concesión de créditos hipotecarios e integrales.

  Resultado Esperado: Concesión de 19.295 créditos a los afiliados y afiliadas para mejorar su calidad de vida.

- **Atención asistencial a los afiliados(as), beneficiarios(as) y comunidad en general.**

  Objetivo General del Proyecto: Prestar asistencia en Salud Integral a los afiliados(as), beneficiarios(as) y comunidad, mediante la atención médico-odontológica, rehabilitación, imagenología y bioanálisis a los afiliados(as) y beneficiarlos(as) en las Unidades IPASME a nivel nacional.

  Resultado Esperado: 5.821.536 consultas realizadas.

- **Proyecto Socialista "Ipasme va a la escuela".**

  Objetivo General del Proyecto: Ampliar el alcance de asistencia de forma integral y directa (servicios médicos y servicios integrales) al personal docente y administrativo, afiliados(as), beneficiarios(as) y comunidad en general.

  Resultado Esperado: Prestación de atención directa integral a 300.000 personas a través de la red escolar.

- **Fortalecimiento de la infraestructura del Ipasme.**

  Objetivo General del Proyecto: Garantizar el buen funcionamiento de la planta física de las Unidades IPASME a nivel nacional, mejorando así la prestación de los servicios en general.

  Resultado Esperado: Ejecución de 918 obras de construcción, mantenimiento y acondicionamiento de las Unidades del IPASME a nivel nacional.

- **Atención socio-económica al afiliado (a).**

  Objetivo General del Proyecto: Garantizar al afiliado(a) el apoyo socio-económico para la cancelación de servicios médicos no suministrados por el Instituto y demás beneficios contractuales que contribuyan a alcanzar la mayor suma de felicidad social.

  Resultado Esperado: 33.990 aportes socio económicos.

- **Asistencia cultural, recreativa, deportiva y turística a los afiliados (as), beneficiarios(as) del IPASME.**

  Objetivo General del Proyecto: Fomentar la participación de los afiliados(as), beneficiarios(as) del IPASME y comunidad en general en la práctica de actividades deportivas, recreativas, culturales y turísticas, que permitan generar momentos de diversión y esparcimiento que contribuyan al mejoramiento de la calidad de vida.

  Resultado Esperado: Satisfacción plena de necesidades culturales, intelectuales, recreativas, deportivas, hoteleras y turísticas a 567.968 personas.

- **El Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)** fue creado el 06 de agosto de 1973, según Decreto Nº 1.365 publicado en la Gaceta Oficial de la República de Venezuela Nº 30.171 de la misma fecha. El día 3 de noviembre de 1995 el Ejecutivo Nacional, a través del Oficio N° 3.503, le adjudica al Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia la personalidad jurídica de Fundación. CENAMEC es transformado en Fundación del Estado bajo la tutela del Ministerio de Educación, con la finalidad de atender en forma orgánica, continua y sistemática, el mejoramiento del proceso enseñanza aprendizaje de la Ciencia en la Educación Venezolana.

  Proyectos a ejecutar año 2014:

- **Consolidación del Centro de Documentación e Información de Investigación Educativa Pedagógicas y Transformadoras.**

  Objetivo General del Proyecto: Consolidar el Centro de Documentación e Información para la Investigación Educativa (CDIIE), como gestor de información en el campo educativo, a fin de facilitar el desarrollo de investigaciones en educación transformadora y emancipadora.

  Resultado Esperado: Ampliación y profundización de atención a 6.050 usuarios(as) incluyendo la diversidad funcional y los tipos de investigaciones de acuerdo a las necesidades de las comunidades en lo que refiere a educación.

- **Investigaciones estratégicas en Educación y Pedagogía emancipadora el Subsistema de Educación Básica Venezolana.**

  Objetivo General del Proyecto: Desarrollar investigaciones alternativas y sostenidas con visión inter y transdisciplinaria en educación y pedagogía emancipadora que faciliten la toma de decisiones y orienten las políticas públicas en educación hacia la transformación y consolidación de la educación Básica Venezolana.

  Resultado Esperado: Desarrollo de 26 programas y proyectos en educación orientados a organizar, sistematizar, divulgar, estimular, promover y desarrollar investigaciones educativas y pedagógicas para la transformación.

- **Divulgación y Socialización de procesos, avances y resultados de investigaciones educativas transformadoras y emancipadoras.**

  Objetivo General del Proyecto: Divulgar y socializar procesos, avances y resultados de Investigaciones Educativas para la transformación emancipadora en diversas áreas de pensamiento estratégico matemático, escritura y lectura y desarrollo del lenguaje, estudios ambientales, ecológicos para el rescate y cuidado de la biodiversidad en el país, Latinoamérica y el planeta entero.

  Resultado Esperado: Impresión de 9.600 ejemplares, considerando reimpresión y nuevas publicaciones de los resultados de investigaciones educativas u otros materiales de carácter pedagógico, pertinentes, valiosos y necesarios en el marco de los objetivos históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y las políticas de desarrollo de la educación venezolana.

- **La Fundación Colombeia** fue creada mediante Decreto Presidencial Nº 5.410, de fecha 25 de junio de 2007, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.746, de fecha 28 de junio de 2007, reimpreso por error material en la Gaceta Oficial de la República

Bolivariana de Venezuela Nº 38.746 de fecha 14 de agosto de 2007; con el fin de contribuir en la construcción de una sociedad justa, libre y de iguales, utilizando la educación y la comunicación como herramientas de libertad.

Las líneas estratégicas que orientan la gestión a desarrollar durante el año 2014, son:

- Fortalecimiento del Sistema Educativo Venezolano, a través de la producción, transmisión y difusión de contenidos audiovisuales y radiales de carácter educativo y cultural, de alta calidad técnica y estética, promoviendo los valores tradicionales del Pueblo venezolano, de honestidad, responsabilidad, vocación de trabajo, amor al prójimo, solidaridad, voluntad de superación, y de la lucha por la emancipación.
- Ampliación de la cobertura para incluir las zonas de interés social y aquellas de difícil acceso, llevando a cada hogar la educación liberadora, con el fin promover una orientación, ética, moral y espiritual de la sociedad, basado en los valores liberadores del socialismo.
- Consolidación de la Fundación Colombeia como recurso de aprendizaje e instrumento de formación, para potenciar los valores del pensar, crear y educar para liberar, incentivando el acervo moral del pueblo venezolano mediante la promoción de la ética y la moral socialista, la formación y autoformación socialista, la disciplina consciente basada en la crítica y la autocrítica.

Proyecto a ejecutar año 2014:

- **Fortalecimiento de la educación y la cultura a través del posicionamiento de Colombeia TV, como la Televisora Educativa de Venezuela.**

  Objetivo General del Proyecto: Fortalecer el sistema educativo nacional y el proceso de desarrollo social de los ciudadanos y ciudadanas, posicionando y consolidando a Colombeia TV como Televisora Educativa de Venezuela, mediante la producción, difusión y transmisión de contenidos audiovisuales de carácter educativo y cultural.

  Resultado Esperado: 1.048 nuevas producciones educativas y culturales transmitidas por la Fundación.

- **La Fundación Samuel Robinson** se crea el 15 de marzo de 2005, según Decreto Presidencial Nº 3.524, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.147. Son sus objetivos: Administrar académica, financiera y operativamente el Plan Extraordinario de Alfabetización y Prosecución al Sexto Grado de la población joven y adulta; organizar programas de alfabetización e inclusión de jóvenes y adultos al sistema educativo y al sistema productivo; impulsar a todos los sectores de la nación para alcanzar mayores niveles de desarrollo, calidad de vida y de bienestar en los grupos sociales más necesitados del país; y fortalecer la unión latinoamericana y caribeña en el marco de la Alternativa Bolivariana para los Pueblos de Nuestra América–Tratado de Comercio de los Pueblos (ALBA-TCP) en la educación.

Proyecto a ejecutar año 2014:

- **Alfabetización y prosecución al sexto grado de jóvenes, adultos y adultas "Simón Rodríguez"**

  Objetivo General del Proyecto: Brindar atención socio educativa a la población de jóvenes, adultos y adultas excluidos del Subsistema de Educativo Formal mediante la alfabetización y prosecución al 6to grado e incorporación a los proyectos socio-productivos.

  Resultado Esperado: 230.000 patriotas alfabetizados.

- **La Fundación Nacional "El Niño Simón"** fue originalmente registrada con el nombre de Festival del Niño bajo el Nº 30 folio 77, protocolo 1ero, tomo 18, Planilla Nº 475.985 ante la Oficina Subalterna del Primer Circuito de Registro del Departamento Libertador del Distrito Federal en fecha 10 de noviembre de 1966. Pasa a denominarse Fundación del Niño en julio de 1975 mediante registro en el folio 35, tomo 6, protocolo 1ero. Por Decreto Nº

5.590 del 12 de septiembre de 2007, publicado el 14 de septiembre de 2007 en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.769, la Fundación pasa a la adscripción del Ministerio del Poder Popular para la Educación. El 03 de abril del año 2008, mediante Decreto Nº 5.982, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.902 de la misma fecha, se autoriza el cambio del nombre a la Fundación Nacional "El Niño Simón".

Sus políticas apuntan al logro de la atención integral a los niños y jóvenes de nuestro país en todas sus etapas de desarrollo humano, a través de los planes y programas de la Fundación, articulando esfuerzos con los demás organismos e instituciones interesadas en impulsar la felicidad de los más pequeños, todo esto enmarcados en sus tres lineamientos estratégicos :

- Protección: Proteger, garantizar e impulsar la atención integral de los niños y jóvenes en la República Bolivariana de Venezuela
- Recreación y Medio Ambiente: Implementar planes, programas y proyectos en protección, recreación y medio ambiente, alimentación, salud y formación.
- Atención Integral (Salud y Nutrición, Alimentación y Educación): Realizar seguimiento y articulación con otras instituciones y organismos del Estado con el fin de garantizar la atención integral de niñas, niños y adolescentes de nuestro país en todas las etapas de su desarrollo.

Proyectos a ejecutar año 2014:

- **Desarrollo integral de niños y niñas de los Centros de Formación de la Fundación Nacional "El Niño Simón".**

  Objetivo General del Proyecto: Atender integralmente niños y niñas en los centros de formación de la Fundación Nacional, de acuerdo con sus necesidades, a nivel nacional.

  Resultado Esperado: Atención integral a 14.788 niños y niñas en los centros de formación de la Fundación Nacional.

- **Programa Nacional Simón Rodríguez: Implementación de las Actividades de Libre Desarrollo.**

  Objetivo General del Proyecto: Proteger y dar atención integral a los niños y niñas que habitan en zonas de riesgo, dentro de las Escuelas Bolivarianas y Casa de los Niños, a través de Actividades de Libre Desarrollo y culturales.

  Resultado Esperado: 17.421 Niños, Niñas y Adolescentes de las Escuelas Bolivarianas y Casa de los Niños que habitan en zona de riesgo protegidos a través del PNSR.

- **Protección y bienestar social para el buen vivir de los niños, niñas y adolescentes de la Patria.**

  Objetivo General del Proyecto: Atender el desarrollo físico, mental y social de los niños, niñas y adolescentes, a través de la implementación de programas médicos y asistenciales.

  Resultado Esperado: Niños, niñas y adolescentes de los centros educativos de la Fundación y de la comunidad en general atendidos a través de 16.470 consultas a nivel nacional.

- **Programa Nacional Alejandro de Humboldt.**

  Objetivo General del Proyecto: Fomentar la salud mental, la conciencia ambiental e identidad cultural y ciudadana como elementos fundamentales del desarrollo integral, mediante actividades recreativas y turísticas con los niños, niñas y adolescentes en espacios recreativos y culturales públicos, privados y comunitarios adecuado y seguros.

Resultado Esperado: 91.835 niños, niñas y adolescentes de diferentes regiones del país atendidos.

- **El Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia** (SENIFA) es un ente sin personalidad jurídica con rango de Dirección General, creado mediante Decreto Nº 353 de fecha 21/09/1994, publicado en la Gaceta Oficial de la República de Venezuela Nº 35.552 de fecha 22/09/1994, adscrito al Ministerio del Poder Popular para la Educación según Decreto Nº 3.753 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.262 de fecha 31/08/2005 y ratificado como Servicio Desconcentrado según el Artículo 67 del Capítulo IV de la Reestructuración del Órgano de Adscripción, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.884 de fecha 05/03/2008. Son sus objetivos: Precisar y atender oportunamente a nuestra población infantil en todo el territorio nacional, respetando la diversidad cultural, en especial las etnias indígenas presentes en cada región del país; fortalecer constantemente el desarrollo profesional y humano del colectivo de gestión a fin de concientizarlos sobre la importante labor que lleva adelante la institución; y consolidar las relaciones interinstitucionales con los otros entes protagónicos del proceso revolucionario, intercambiando experiencias a fin de enriquecer nuestras estrategias de atención integral hacia las niñas y los niños.

  Proyecto a ejecutar año 2014:

  - **Fortalecimiento de la atención integral de calidad a niñas y niños de 0 a 6 años de edad, familia y comunidad.**

    Objetivo General del Proyecto: Atender a niñas y niños de 0 a 6 años de edad y familia, a través de la formación y educación integral bolivariana no convencional

    Resultado Esperado: Atención integral a 171.312 niñas y niños de 0 a 6 años de edad, no incorporados a la educación formal del Sistema Educativo Bolivariano, a la familia y comunidad.

- **La Academia Nacional de Ciencias Económicas** es una Corporación de carácter público, con personalidad jurídica, patrimonio distinto del fisco nacional, con autonomía académica, organizativa y económica. Fue creada por ley de fecha 24 de agosto de 1983 publicada en gaceta oficial Nº 32.796.

  Proyecto a ejecutar año 2014:

  - **Difusión del conocimiento de las Ciencias Económicas.**

    Objetivo General del Proyecto: Promover y estimular el estudio y la investigación de las Ciencias Económicas.

    Resultado Esperado: 1.500 usuarios (as) atendidos (as) mediante la difusión del conocimiento sobre el área económica.

- **La Academia de Ciencias Físicas, Matemáticas y Naturales** es Corporación científica de carácter público destinada a impulsar los adelantos en las ciencias, creada por Ley del Congreso de los Estados Unidos de Venezuela de fecha 19 de junio de 1917 y publicada en la Gaceta Oficial de los Estados Unidos de Venezuela Nº 13.181 de fecha 27 de junio de 1917.

  Proyectos a ejecutar año 2014:

  - **Investigación y difusión del conocimiento de las Ciencias Físicas, Matemáticas y Naturales.**

Objetivo General del Proyecto: Difundir el conocimiento de las ciencias físicas, matemáticas y naturales, mediante el desarrollo de investigaciones, publicación de estudios en el área, la realización de congresos, conferencias, foros, conversatorios, actividades de reconocimiento y la disposición de información a través de la Web.

Resultado Esperado: 250.000 usuarios(as) atendidos (as) mediante la difusión de los estudios y trabajos científicos, realizados en el país, a través de publicación de los Boletines de la Academia, obras científicas, información divulgada a través de la web y eventos especiales como seminarios, foros, congresos, etc.

- **Enseñanza de las Ciencias basada en la Indagación.**

  Objetivo General del Proyecto: Motivar y crear en los niños, jóvenes y adolescentes, la curiosidad por las ciencias, a través de la indagación y el intercambio de conocimientos.

  Resultado Esperado: 16.500 estudiantes de escuelas del área metropolitana de Caracas y del interior del país, motivados a la investigación de las ciencias basada en la indagación.

- **La Academia de Ciencias Políticas y Sociales** fue creada por Ley del Congreso de los Estados Unidos de Venezuela el 16 de junio de 1915, y publicada en la Gaceta Oficial de los Estados Unidos de Venezuela Nº 12.590 de fecha 22 de junio de 1915. Conforme a su Ley de Creación de 1915 reformada en 1924, es una Corporación de Derecho Público y de carácter científico conformada por 35 Individuos de Número y por Miembros Correspondientes Nacionales y Extranjeros.

Proyecto a ejecutar año 2014:

- **Difusión del conocimiento de las Ciencias Jurídicas y Sociales.**

  Objetivo General del Proyecto: Difundir el conocimiento en el área de las ciencias políticas y sociales, mediante el desarrollo de investigaciones, obras y publicaciones, y la Web.

  Resultado Esperado: 280.000 usuarios (as) atendidos (as) mediante la difusión de las investigaciones y trabajos jurídicos, a través de la publicación de los boletines y obras jurídicas, información divulgada a través de la Web y de los eventos como seminarios, foros, conferencias, congresos, conversatorios y charlas realizados por la Academia.

- **La Academia Nacional de la Historia** es una institución de carácter público creada por el Presidente de la República, Dr. Juan Pablo Rojas Paúl, mediante Decreto Orgánico dictado el 28 de octubre de 1888, con el objeto de velar porque se escriba "...verdadera historia concedida con un espíritu científico, es decir, teniendo como fin la búsqueda de las leyes que presiden el desarrollo social de la especie humana...".

Proyecto a ejecutar año 2014:

- **Fortalecimiento, promoción y difusión del acervo histórico, conservación y automatización de las colecciones documentales y hemerográficas.**

  Objetivo General del Proyecto: Suministrar a los usuarios a través de la investigación, divulgación y publicación de obras, el patrimonio cultural preservando las fuentes históricas y hemerográficas de nuestra identidad nacional.

  Resultado Esperado: Satisfacción de las necesidades de 41.241 usuarios y usuarias mediante consultas presenciales, virtuales y telefónicas.

- **La Academia Nacional de la Ingeniería y el Hábitat** es una Corporación de carácter público, con personalidad jurídica, patrimonio propio distinto al Fisco Nacional, autonomía académica, organizativa y económica, creada por Ley del Congreso de la República de Venezuela, dictada el 03 de Septiembre de 1998; promulgada por el Ejecutivo Nacional de la República de Venezuela, el 17 de Septiembre de 1998, publicada ese mismo día, en la Gaceta Oficial de la República de Venezuela N° 5263 Extraordinaria.

  Proyecto a ejecutar año 2014:

  - **Promoción, desarrollo y divulgación del conocimiento en las áreas de la Ingeniería y el Hábitat.**

    Objetivo General del Proyecto: Divulgar las actividades realizadas por la Academia, a través del desarrollo de diferentes eventos científicos, de la distribución de publicaciones y del otorgamiento del Premio Nacional de la Academia Nacional de la Ingeniería y el Hábitat. Digitalizar el Centro de información, con miras a mantenerlo interconectado a través de la web.

    Resultado Esperado: 16.000 personas con información debido a la difusión de estudios, investigaciones y publicaciones en las áreas de la Ingeniería y el Hábitat.

- **La Academia Nacional de Medicina** fue creada el 8 de abril de 1904 por ley orgánica. En la Gaceta Oficial de los Estados Unidos de Venezuela N° 20.557, de fecha 5 de agosto de 1941 se le da rango de corporación oficial, científica y doctrinaria que representa la Ciencia Médica Nacional, le da impulso, guarda su tradición y constituye escuela. La Academia Nacional de la Medicina es una Corporación de Derecho Público, cuyo conjunto de preceptos jurídicos están destinados a la tutela o defensa de los derechos e intereses generales de la comunidad o sociedad a través de proyectos y programas orientados por las políticas dictadas al efecto por el Ministerio del Poder Popular para la Educación, como instrumento para que el país alcance a través de sus estudios e investigaciones el mayor desarrollo y adelanto en ciencias biológicas.

  Proyecto a ejecutar año 2014:

  - **Difusión y estímulo de investigaciones relacionadas con las Ciencias de la Salud.**

    Objetivo General del Proyecto: Ampliar el conocimiento en materia de salud, especialmente de la patología e higiene nacional.

    Resultado Esperado: Atención a 12.956 usuarios (as) a través de conferencias, foros, charlas, publicaciones y la página web de la Academia.

- **La Academia Venezolana de la Lengua Correspondiente de la Real Academia Española** es una institución de gestión pública, creada en fecha 10 de abril de 1883 por el entonces Presidente de la República Antonio Guzmán Blanco. La institución ha sido entendida como órgano rector de la actividad lingüística y literaria del país, auspiciando investigaciones y estudios que describen los usos de la lengua venezolana y promoviendo y divulgando la creación literaria y su estudio en todas sus manifestaciones.

  Proyecto a ejecutar año 2014:

  - **Estudio y divulgación del patrimonio lingüístico y literario venezolano.**

    Objetivo General del Proyecto: Difundir y promocionar la información en el área lingüística, gramática y literaria para el fortalecimiento del conocimiento de la Lengua Española en el país.

    Resultado Esperado: 10.000 usuarios y usuarias atendidos (as) a través de la difusión del conocimiento de la Lengua Española.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Unidad de Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
120.721	100087000	Funcionamiento de Planteles Educativos.	escuela			21.304	315.252.596			315.252.596
120.878	100088000	Sistema Nacional de Recursos para los Aprendizajes en el marco de una educación liberadora.	documento			11.712	2.469.158.233			2.469.158.233
121.097	100089000	Fortalecimiento del Plan Estadístico del Ministerio del Poder Popular para la Educación	documento			44	4.349.293			4.349.293
120.953	100090000	Trabajo Voluntario, Conciencia Social, Moral y Luces de los trabajadores y trabajadoras del Ministerio del Poder Popular para la Educación	reparación			480	66.800.460			66.800.460
121.083	100091000	Todas las Manos a la Siembra	espacio			480	17.507.286			17.507.286
120.744	100092000	Desarrollo curricular en el Subsistema de Educación Básica del Sistema Educativo Venezolano.	docente			503.240	2.200.955			2.200.955
121.136	100093000	Programa de Alimentación Escolar	estudiante			4.382.972	3.494.438.121	1.600.000.000		5.094.438.121
121.242	100094000	Recurrencia y Apertura del Año Escolar	nómina			286	18.421.397.988	3.500.000.000		21.921.397.988
	109999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			8.014.692.313	8.014.692.313			8.014.692.313
						TOTAL	32.805.797.245	5.100.000.000		37.905.797.245

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
100001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.306.250.170	2.570.135.715		4.876.385.885
100002000	Gestión administrativa	6.753.799.458			6.753.799.458
100003000	Previsión y protección social	4.912.741.475	729.864.285		5.642.605.760
100007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	39.393.759			39.393.759
	TOTAL	**14.012.184.862**	**3.300.000.000**		**17.312.184.862**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**313.045**	**110.369**	**19.494**	**442.908**	**8.487.989.221**	**655.928.496**	**9.143.917.717**
Altos Funcionarios y de Elección Popular	1			1	35.677		35.677
Alto Nivel y de Dirección	37	78		115	2.782.822		2.782.822
Profesional y Técnico	7.000	2.718		9.718	267.553.423	52.512.259	320.065.682
Personal Administrativo	54.011	13.836	1.000	68.847	1.529.541.835	142.035.786	1.671.577.621
Personal Docente	188.716	38.118	11.438	238.272	4.808.363.182		4.808.363.182
Obrero	63.280	55.619	7.056	125.955	1.879.712.282	461.380.451	2.341.092.733
Personal Fijo a Tiempo Parcial	**96.637**	**50.277**		**146.914**	**3.037.284.393**		**3.037.284.393**
Personal Docente	96.637	50.277		146.914	3.037.284.393		3.037.284.393
Personal Contratado	**20**	**21**		**41**	**1.864.615**		**1.864.615**
Profesional y Técnico	20	21		41	1.864.615		1.864.615
TOTAL	**409.702**	**160.667**	**19.494**	**589.863**	**11.527.138.229**	**655.928.496**	**12.183.066.725**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**15.448**	**8.318**	**23.766**	**470.396.482**
Obreros	2.025	1.090	3.115	46.243.612
Empleados	885	476	1.361	58.855.506
Docentes	12.538	6.752	19.290	365.297.364
Jubilados	**100.475**	**54.099**	**154.574**	**5.172.209.278**
Obreros	15.303	8.239	23.542	552.443.019
Empleados	4.934	2.656	7.590	251.110.463
Docentes	80.238	43.204	123.442	4.368.655.796
TOTAL	**115.923**	**62.417**	**178.340**	**5.642.605.760**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	21.335.894.869	6.070.135.715		27.406.030.584
4.02	Materiales, suministros y mercancías	4.055.159.893	1.600.000.000		5.655.159.893
4.03	Servicios no personales	2.298.859.827			2.298.859.827
4.04	Activos reales	393.807.046			393.807.046
4.07	Transferencias y donaciones	17.645.350.087	729.864.285		18.375.214.372
4.11	Disminución de pasivos	1.088.910.385			1.088.910.385
	TOTAL	**46.817.982.107**	**8.400.000.000**		**55.217.982.107**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	9.588.703.349			9.588.703.349
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.975.139.759			5.975.139.759
4.07.01.03.00	Transferencias corrientes internas al sector público	5.975.139.759			5.975.139.759
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.729.583.152			2.729.583.152
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	1.167.612.037			1.167.612.037
	- A0135 Academia Nacional de Ciencias Económicas	1.120.295			1.120.295
	- A0136 Academia de Ciencias Físicas, Matemáticas y Naturales	2.167.857			2.167.857
	- A0137 Academia de Ciencias Políticas y Sociales	3.143.256			3.143.256
	- A0138 Academia Nacional de la Historia	3.377.890			3.377.890
	- A0139 Academia Venezolana de la Lengua	1.059.959			1.059.959
	- A0140 Academia Nacional de Medicina	2.923.371			2.923.371
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	293.311.800			293.311.800
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	57.575.280			57.575.280
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	16.162.292			16.162.292
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	374.016.324			374.016.324
	- A0425 Fundación Samuel Robinson	55.786			55.786
	- A0477 Fundación Colombeia	113.940.766			113.940.766
	- A0484 Fundación Nacional El Niño Simón	681.800.457			681.800.457
	- A0491 Fundación Escuela Metropolitana de Formación Ciudadana "Simón Rodríguez" (FEMFOC)	10.223.371			10.223.371
	- A0911 Academia Nacional de la Ingeniería y el Hábitat	1.092.411			1.092.411
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	3.245.556.607			3.245.556.607
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	3.245.556.607			3.245.556.607
4.07.03.00.00	Transferencias y donaciones de capital internas	3.613.563.590			3.613.563.590
4.07.03.03.00	Transferencias de capital internas al sector público	3.613.563.590			3.613.563.590
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	3.613.563.590			3.613.563.590
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	3.613.563.590			3.613.563.590

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.949.244.880			2.949.244.880
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.949.244.880			2.949.244.880
4.07.01.01.00	Transferencias corrientes internas al sector privado	2.949.244.880			2.949.244.880
4.07.01.01.70	Subsidios educacionales al sector privado	2.884.055.698			2.884.055.698
	- S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	576.355			576.355
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	78.000			78.000
	- S1040 Convenio ME - AVEC	2.829.082.579			2.829.082.579
	- S1041 Planteles no Afiliados al Convenio	3.426.128			3.426.128
	- S1311 Asociación Civil Unidad Educativa Colegio Adventista Yaritagua	50.000			50.000
	- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia	45.000.000			45.000.000
	- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	1.487.868			1.487.868
	- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	232.424			232.424
	- S1572 Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	23.400			23.400
	- S1573 Unidad Educativa "Simón Rodríguez", Municipio Juan Antonio Sotillo del Estado Anzoátegui	18.720			18.720
	- S1574 Asociación Civil Unidad Educativa Santa Eulalia, Municipio Bolívar del Estado Anzoátegui	21.840			21.840
	- S1575 Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	30.888			30.888
	- S1577 Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	29.203			29.203
	- S1578 Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	31.075			31.075
	- S1579 Unidad Educativa Básica Bartolomé Salom, Municipio Girardot del Estado Aragua	33.564			33.564
	- S1580 Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	38.918			38.918
	- S1586 Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	41.184			41.184
	- S1587 Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	49.420			49.420

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1591 Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	29.240			29.240
	- S1594 Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolívar	31.200			31.200
	- S1598 Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	78.000			78.000
	- S1600 Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	20.077			20.077
	- S1601 Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	78.000			78.000
	- S1605 Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	33.321			33.321
	- S1606 Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Distrito Capital	26.395			26.395
	- S1607 Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	31.824			31.824
	- S1611 Unidad Educativa Privada Miguel Ángel, Municipio Libertador del Distrito Capital	22.144			22.144
	- S1614 Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	24.710			24.710
	- S1615 Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	11.100			11.100
	- S1616 Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	35.006			35.006
	- S1618 Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	20.872			20.872
	- S1622 Fundación Mevorah Florentín, Municipio Libertador del Distrito Capital	18.720			18.720
	- S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	14.040			14.040
	- S1625 Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	42.064			42.064
	- S1626 Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capital	28.572			28.572
	- S1627 Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	28.572			28.572
	- S1628 Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	28.572			28.572

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1629 Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	60.028			60.028
	- S1630 Unidad Educativa Integral Fermín Toro, Municipio Libertador del Distrito Capital	28.572			28.572
	- S1635 Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	28.080			28.080
	- S1640 Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	30.381			30.381
	- S1642 Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodríguez", Municipio Francisco de Miranda del Estado Guárico	51.061			51.061
	- S1643 Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	48.278			48.278
	- S1645 Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	40.809			40.809
	- S1646 Colegio Libertador, Municipio Torres del Estado Lara	40.809			40.809
	- S1647 Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	40.809			40.809
	- S1649 Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	43.149			43.149
	- S1652 Asociación Musical de Sanare "Daniel Ortiz", Municipio Jiménez del Estado Lara	28.080			28.080
	- S1653 Asociación Civil Centro de Educación Inicial La Pastora	18.720			18.720
	- S1654 Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	78.000			78.000
	- S1655 Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	10.296			10.296
	- S1656 Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	78.000			78.000
	- S1657 Unidad Educativa Colegio San Pablo Apóstol, Municipio Iribarren del Estado Lara	31.168			31.168
	- S1658 Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	40.519			40.519
	- S1659 Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	32.688			32.688
	- S1661 Centro de Desarrollo Humano El Candil, Municipio Zea del Estado Mérida	78.000			78.000
	- S1662 Asociación Civil Colegio "Dr. Ramón Reinoso Núñez", Municipio Alberto Adriani del Estado Mérida	31.168			31.168

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1664 SAPRENDEH (Centro de Desarrollo Humano "El Velero", Municipio Zea del Estado Mérida	78.000			78.000
	- S1665 SAPRENDEH (Centro de Desarrollo Humano "El Alva"), Municipio Tovar del Estado Mérida	78.000			78.000
	- S1667 Asociación Civil Centro Profesional Santa Lucia, Municipio Paz Castillo del Estado Miranda	37.104			37.104
	- S1670 Unidad Educativa El Gran Rabit I, Municipio Guaicapuro del Estado Miranda	39.000			39.000
	- S1671 Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Víctor Sosa", Municipio Guaicapuro del Estado Miranda	45.021			45.021
	- S1672 Educación Básica Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	42.770			42.770
	- S1674 Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	23.865			23.865
	- S1676 Unidad Educativa José Antonio Páez, Municipio Turén, del Estado Portuguesa	48.278			48.278
	- S1678 Unidad Educativa Colegio Adventista Andrés Bello, Municipio Guanare del Estado Portuguesa	48.278			48.278
	- S1679 Fundación para el Desarrollo Social San Rafael Arcángel (FUNDES), Municipio Esteller del Estado Portuguesa	48.235			48.235
	- S1680 Unidad Educativa Santa Rita, Municipio Arismendi del Estado Sucre	16.304			16.304
	- S1681 Unidad Educativa Privada Fray Bartolomé de las Casas, Municipio Bermúdez del Estado Sucre	31.467			31.467
	- S1684 Asociación Civil Liceo "Dr. Julio Suárez Lozada", Municipio San Cristóbal del Estado Táchira	48.278			48.278
	- S1686 Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	48.278			48.278
	- S1688 Fundación Taller Escuela, Municipio Independencia del Estado Táchira	78.000			78.000
	- S1691 Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	30.888			30.888
	- S1692 Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio Michelena del Estado Táchira	46.987			46.987
	- S1693 Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	48.278			48.278
	- S1694 Colegio Monseñor Acacio Chacón, Municipio Andrés Bello del Estado Táchira	25.327			25.327

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1695 Unidad Educativa "Colegio Los Andes", Municipio Junín del Estado Táchira	52.658			52.658
	- S1698 Colegio Blanca Graciela Arias de Caballero, Municipio Junín del Estado Táchira	37.440			37.440
	- S1699 Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	18.720			18.720
	- S1707 Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	46.987			46.987
	- S1708 Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	36.168			36.168
	- S1709 Fundación Unidad Educativa El Gran Prócer, Municipio Maracaibo del Estado Zulia	50.824			50.824
	- S1711 Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	24.800			24.800
	- S1714 Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	46.734			46.734
	- S1715 Fundación Liceo General Rafael Urdaneta, Municipio La Cañada de Urdaneta del Estado Zulia	42.417			42.417
	- S1717 Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	25.452			25.452
	- S1719 Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	78.000			78.000
	- S1722 Unidad Educativa Mi Ángel de la Guarda, Municipio Cabimas del estado Zulia	52.656			52.656
	- S1724 Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	48.278			48.278
	- S1725 Unidad Educativa León Jeromé Hoet, Municipio Jesús Enrique Lozada del Estado Zulia	40.509			40.509
	- S1727 Unidad Educativa Peniel, Municipio San Francisco del Estado Zulia	62.400			62.400
	- S1730 Unidad Educativa José María España, Municipio Maracaibo del Estado Zulia	34.632			34.632
	- S1795 Asociación Civil Unidad Básica Colegio Juan Manuel Olivares, Distrito Capital	28.080			28.080
	- S1796 Asociación Civil Preescolar Asistencial Medina Angarita, Distrito Capital	29.203			29.203
	- S1798 Preescolar Mi Madre Emilia, Distrito Capital	25.459			25.459
	- S1800 Preescolar Asistencial Laura Alvarado de Cardozo - Plan de Manzano - Distrito Capital	20.592			20.592

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1801 Asociación Civil Unidad Educativa Arnoldo Gabaldón, Distrito Capital	37.440			37.440
	- S1803 Asociación Civil Unidad Educativa Preescolar Asistencial Santa Rita, Distrito Federal	20.592			20.592
	- S1804 Asociación Civil de Formación Técnica, Distrito Federal	22.464			22.464
	- S1805 Asociación Civil Preescolar Asistencial Prócer Pedro Camejo, Distrito Capital	18.720			18.720
	- S1808 Asociación Educativa Rafael Urdaneta, Distrito Capital	20.592			20.592
	- S1809 Preescolar Asistencial José Gregorio Hernández, Distrito Capital	24.336			24.336
	- S1810 Unidad Educativa Integral Padre Manuel María de Aguilar (ASOEDUPAMAA), Distrito Capital	37.440			37.440
	- S1811 Comunidad Educativa Preescolar Asistencial San Antonio, Distrito Capital	18.720			18.720
	- S1814 Unidad Educativa Colegio Valores Humanos, Libertador, Estado Táchira	59.031			59.031
	- S1860 Pre-Escolar Asistencial Don Pablo Acosta, Municipio Libertador, Distrito Metropolitano de Caracas	18.720			18.720
	- S1864 Sociedad Civil Pre-Escolar Asistencial 23 de Enero, Municipio Libertador, Distrito Metropolitano de Caracas	10.608			10.608
	- S1867 Unidad Educativa Travesuras, Pre-Escolar Asistencial, Municipio Libertador, Distrito Metropolitano de Caracas	12.480			12.480
	- S2124 Unidad Educativa Colegio Cristiano Andrés Bello, C.A.	69.521			69.521
	- S2289 Asociación Civil Escuela Agroecológica Ezequiel Zamora - Guambra	120.000			120.000
	- S2311 Fundación Educativa Maranatha	208.057			208.057
4.07.01.01.72	Subsidios culturales al sector privado	55.567.430			55.567.430
	- S0148 Banco del Libro	347.800			347.800
	- S0587 Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	2.075.208			2.075.208
	- S0635 Fundación Museo de los Niños.	893.000			893.000
	- S0942 Sociedad Orquesta Sinfónica de Venezuela.	46.130.947			46.130.947
	- S1523 Fundación Palacio de las Academias	1.662.860			1.662.860
	- S1571 Fundación Luis Beltrán Prieto Figueroa	282.000			282.000
	- S1768 Orquesta Sinfónica de la Opera	1.466.400			1.466.400
	- S1883 Fundación para el Sistema Nacional de Ballet Juveniles e Infantiles de Venezuela	1.128.000			1.128.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S2245 Fundación Grupo Madera	1.096.467			1.096.467
	- S2312 Fundación Los Tucusitos Moises Peña	484.748			484.748
4.07.01.01.73	Subsidios a instituciones benéficas privadas	9.621.752			9.621.752
	- S0747 Hogares Crea de Venezuela	9.400.000			9.400.000
	- S1755 Fundación Vida Mejor (FUNVIME)	36.660			36.660
	- S1762 Fundación Niños Discapacitados (FUNDISNE)	61.100			61.100
	- S1763 Fundación República Insular	43.992			43.992
	- S1995 Fundación Visión Futura para Personas con Discapacidad (VIFUPADIS)	80.000			80.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.759.583			2.759.583
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.759.583			2.759.583
4.07.02.01.00	Transferencias corrientes al exterior	2.759.583			2.759.583
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.759.583			2.759.583
	- I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.)	55.769			55.769
	- I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.)	527			527
	- I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	557.258			557.258
	- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO)	557.258			557.258
	- I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos, Culturales, Centro Interamericano de Idiomas	12.816			12.816
	- I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	1.036.660			1.036.660
	- I0205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	324.295			324.295
	- I0228 Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	215.000			215.000

PROYECTO: COD. N.E: 120721 COD. PPTO: 100087000 Funcionamiento de Planteles Educativos.

UNIDAD DE MEDIDA: escuela

CANTIDAD: Fem.(0) Mas.(0) Total(21.304)

ASIGNACIÓN PRESUPUESTARIA: 315.252.596

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Modernizar, mejorar y dotar las instituciones educativas, como espacios idóneos para la enseñanza y la práctica democrática, participativa y protagónica.

OBJETIVOS ESPECÍFICOS: Garantizar la idoneidad de la infraestructura, el equipamiento y los servicios en los distintos espacios educativos de los planteles nacionales del Subsistema de Educación Básica a fin de ejecutar actividades académicas y administrativas.

RESULTADO: Planteles suficientemente atendidos y acondicionados para el desarrollo de las actividades académicas y administrativas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	218.712.735					218.712.735
4.03	Servicios no personales	70.539.861					70.539.861
4.04	Activos reales	26.000.000					26.000.000
	TOTAL	**315.252.596**					**315.252.596**

PROYECTO: COD. N.E: 120878 COD. PPTO: 100088000 Sistema Nacional de Recursos para los Aprendizajes en el marco de una educación liberadora.

UNIDAD DE MEDIDA: documento

CANTIDAD: Fem.(0) Mas.(0) Total(11.712)

ASIGNACIÓN PRESUPUESTARIA: 2.469.158.233

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar, dotar e implementar herramientas vinculadas a los procesos de aprendizaje que sirven de apoyo a la labor docente

OBJETIVOS ESPECÍFICOS: Desarrollar, dotar e implementar herramientas vinculadas a los procesos de aprendizaje que sirven de apoyo a la labor docente.

RESULTADO: Diseño, desarrollo, adaptación y distribución de recursos para los aprendizajes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	244.617					244.617
4.02	Materiales, suministros y mercancías	593.489.293					593.489.293
4.03	Servicios no personales	1.557.791.565					1.557.791.565
4.04	Activos reales	317.632.758					317.632.758
	TOTAL	**2.469.158.233**					**2.469.158.233**

PROYECTO: COD. N.E: 121097 COD. PPTO: 100089000 Fortalecimiento del Plan Estadístico del Ministerio del Poder Popular para la Educación

UNIDAD DE MEDIDA: documento

CANTIDAD: Fem.(0) Mas.(0) Total(44)

ASIGNACIÓN PRESUPUESTARIA: 4.349.293

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecimiento de la capacidad de planificación, seguimiento y control de la actividad educativa, propiciando una medición en términos reales de cada uno de los proyectos educativos a nivel nacional, en los diferentes niveles y modalidades.

OBJETIVOS ESPECÍFICOS: Generar estadísticas educativas de alcance nacional a fin de facilitar la toma de decisiones acordes con el nuevo modelo educativo.

RESULTADO: 100% del registro de estadística educativas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.519.998					1.519.998
4.02	Materiales, suministros y mercancías	1.390.355					1.390.355
4.03	Servicios no personales	1.438.940					1.438.940
	TOTAL	**4.349.293**					**4.349.293**

PROYECTO: COD. N.E: 120953 COD. PPTO: 100090000 Trabajo Voluntario, Conciencia Social, Moral y Luces de los trabajadores y trabajadoras del Ministerio del Poder Popular para la Educación

UNIDAD DE MEDIDA: reparación

CANTIDAD: Fem.(0) Mas.(0) Total(480)

ASIGNACIÓN PRESUPUESTARIA: 66.800.460

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Modernizar, mejorar y dotar las instituciones educativas, como espacios idóneos para la enseñanza y la práctica democrática participativa y protagónica.

OBJETIVOS ESPECÍFICOS: Concientizar a los trabajadores del MPPE, las Zonas Educativas, Comunidades Educativas, miembros de los Consejos Comunales y Organizaciones Vivas, para su incorporación al trabajo voluntario a través de la asistencia primaria de la infraestructura escolar, priorizando las problemáticas de pintura, iluminación y plomería, es decir, reparaciones y mantenimientos menores, a fin de garantizar la vida útil de los planteles y, en consecuencia, el bienestar de las comunidades educativas.

RESULTADO: Asistencia primaria de la infraestructura en instituciones educativas a nivel nacional con problemática de pintura , iluminación y plomería a través de reparaciones y mantenimientos menores a fin de garantizar la vida útil de los planteles

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	833.000					833.000
4.02	Materiales, suministros y mercancías	36.834.132					36.834.132
4.03	Servicios no personales	29.133.328					29.133.328
	TOTAL	**66.800.460**					**66.800.460**

PROYECTO:	COD. N.E: 121083 COD. PPTO: 100091000 Todas las Manos a la Siembra
UNIDAD DE MEDIDA:	espacio
CANTIDAD:	Fem.(0) Mas.(0) Total(480)
ASIGNACIÓN PRESUPUESTARIA:	17.507.286
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Consolidar el Sistema Educativo Bolivariano mediante una base curricular coherente con los preceptos constitucionales y el proyecto político, económico y social del país.
OBJETIVOS ESPECÍFICOS:	Desarrollar desde el Subsistema de Educación Básica, acciones que impulsen el enfoque agroecológico como parte del proceso para asegurar la soberanía alimentaria.
RESULTADO:	Desarrollo de nuevos espacios productivos en instituciones educativas nacionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	60.000					60.000
4.02	Materiales, suministros y mercancías	5.226.470					5.226.470
4.03	Servicios no personales	2.777.202					2.777.202
4.04	Activos reales	9.443.614					9.443.614
	TOTAL	**17.507.286**					**17.507.286**

PROYECTO: COD. N.E: 120744 COD. PPTO: 100092000 Desarrollo curricular en el Subsistema de Educación Básica del Sistema Educativo Venezolano.

UNIDAD DE MEDIDA: docente

CANTIDAD: Fem.(0) Mas.(0) Total(503.240)

ASIGNACIÓN PRESUPUESTARIA: 2.200.955

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecimiento del Subsistema de Educación Básica mediante una base curricular coherente con los preceptos constitucionales y el proyecto político, económico y social del país.

OBJETIVOS ESPECÍFICOS: Consolidar el desarrollo curricular en los niveles y modalidades del Subsistema de Educación Básica para la formación ciudadana en la República Bolivariana de Venezuela.

RESULTADO: 503.240 docentes informados y socializados sobre el desarrollo curricular del Subsistema de Educación Básica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.874.660					1.874.660
4.03	Servicios no personales	240.550					240.550
4.04	Activos reales	85.745					85.745
	TOTAL	**2.200.955**					**2.200.955**

PROYECTO: COD. N.E: 121136 COD. PPTO: 100093000 Programa de Alimentación Escolar

UNIDAD DE MEDIDA: estudiante

CANTIDAD: Fem.(0) Mas.(0) Total(4.382.972)

ASIGNACIÓN PRESUPUESTARIA: 5.094.438.121

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar el mejoramiento de la calidad de vida, a partir de la satisfacción de las necesidades básicas, para elevar los aspectos biopsicosociales, económicos, ambientales y culturales de la población estudiantil y trabajadora del Subsistemas de Educación Básica y la comunidad en general.

OBJETIVOS ESPECÍFICOS: Garantizar a la población escolar atendida por el Subsistema de Educación Básica una alimentación diaria, variada, balanceada, de calidad y adecuada a los requerimientos nutricionales, calóricos y energéticos específicos a cada grupo etáreo.

RESULTADO: Asistencia alimentaria a niños, niñas, adolescentes y jóvenes inscritos en el Subsistema de Educación Básica a través del Programa de Alimentación Escolar.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	608.256.248					608.256.248
4.02	Materiales, suministros y mercancías	2.882.338.954		1.600.000.000			4.482.338.954
4.03	Servicios no personales	3.842.919					3.842.919
	TOTAL	**3.494.438.121**		**1.600.000.000**			**5.094.438.121**

PROYECTO: COD. N.E: 121242 COD. PPTO: 100094000 Recurrencia y Apertura del Año Escolar

UNIDAD DE MEDIDA: nómina

CANTIDAD: Fem.(0) Mas.(0) Total(286)

ASIGNACIÓN PRESUPUESTARIA: 21.921.397.988

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar el sistema educativo bolivariano mediante una base curricular coherente con los preceptos constitucionales y el proyecto político, económico y social del país.

OBJETIVOS ESPECÍFICOS: Garantizar oportunamente los sueldos, salarios, incidencias y aportes patronales del personal docente, administrativo y obrero que labora en los planteles del Ministerio del Poder Popular para la Educación.

RESULTADO: Cancelación del gasto correspondiente a sueldos, salarios y demás retribuciones de 416.661 docentes, administrativos y obreros en planteles de dependencia nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	18.421.397.988		3.500.000.000			21.921.397.988
	TOTAL	**18.421.397.988**		**3.500.000.000**			**21.921.397.988**

PROYECTO:	COD. PPTO: 109999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(8.014.692.313)
ASIGNACIÓN PRESUPUESTARIA:	8.014.692.313
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Aportes para Financiar los Proyectos de los Entes Descentralizados
OBJETIVOS ESPECÍFICOS:	Aportes para Financiar los Proyectos de los Entes Descentralizados
RESULTADO:	8.014.692.313

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	8.014.692.313					8.014.692.313
	TOTAL	**8.014.692.313**					**8.014.692.313**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	8.014.692.313					8.014.692.313
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.401.128.723					4.401.128.723
4.07.01.03.00	Transferencias corrientes internas al sector público	4.401.128.723					4.401.128.723
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.152.979.269					2.152.979.269
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	1.119.964.515					1.119.964.515
	- A0135 Academia Nacional de Ciencias Económicas	501.443					501.443
	- A0136 Academia de Ciencias Físicas, Matemáticas y Naturales	1.314.392					1.314.392
	- A0137 Academia de Ciencias Políticas y Sociales	1.918.320					1.918.320
	- A0138 Academia Nacional de la Historia	1.852.803					1.852.803
	- A0139 Academia Venezolana de la Lengua	609.844					609.844
	- A0140 Academia Nacional de Medicina	1.553.800					1.553.800
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	144.734.760					144.734.760
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	24.984.231					24.984.231
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	9.670.000					9.670.000
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	243.287.912					243.287.912
	- A0477 Fundación Colombeia	72.156.592					72.156.592
	- A0484 Fundación Nacional El Niño Simón	529.769.263					529.769.263
	- A0911 Academia Nacional de la Ingeniería y el Hábitat	661.394					661.394
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	2.248.149.454					2.248.149.454
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	2.248.149.454					2.248.149.454
4.07.03.00.00	Transferencias y donaciones de capital internas	3.613.563.590					3.613.563.590

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.03.03.00	Transferencias de capital internas al sector público	3.613.563.590					3.613.563.590
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	3.613.563.590					3.613.563.590
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	3.613.563.590					3.613.563.590

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.303.583.018		2.570.135.715			4.873.718.733
4.03	Servicios no personales	2.667.152					2.667.152
	TOTAL	2.306.250.170		2.570.135.715			4.876.385.885

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	299.504.577					299.504.577
4.03	Servicios no personales	616.843.814					616.843.814
4.04	Activos reales	30.624.383					30.624.383
4.07	Transferencias y donaciones	4.717.916.299					4.717.916.299
4.11	Disminución de pasivos	1.088.910.385					1.088.910.385
	TOTAL	6.753.799.458					6.753.799.458

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.574.011.036					1.574.011.036
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.574.011.036					1.574.011.036
4.07.01.03.00	Transferencias corrientes internas al sector público	1.574.011.036					1.574.011.036
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	576.603.883					576.603.883
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	47.647.522					47.647.522
	- A0135 Academia Nacional de Ciencias Económicas	618.852					618.852
	- A0136 Academia de Ciencias Físicas, Matemáticas y Naturales	853.465					853.465
	- A0137 Academia de Ciencias Políticas y Sociales	1.224.936					1.224.936
	- A0138 Academia Nacional de la Historia	1.525.087					1.525.087
	- A0139 Academia Venezolana de la Lengua	450.115					450.115
	- A0140 Academia Nacional de Medicina	1.369.571					1.369.571
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	148.577.040					148.577.040
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	32.591.049					32.591.049
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	6.492.292					6.492.292
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	130.728.412					130.728.412
	- A0425 Fundación Samuel Robinson	55.786					55.786
	- A0477 Fundación Colombeia	41.784.174					41.784.174
	- A0484 Fundación Nacional El Niño Simón	152.031.194					152.031.194
	- A0491 Fundación Escuela Metropolitana de Formación Ciudadana "Simón Rodríguez" (FEMFOC)	10.223.371					10.223.371
	- A0911 Academia Nacional de la Ingeniería y el Hábitat	431.017					431.017

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	997.407.153					997.407.153
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	997.407.153					997.407.153

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.949.244.880					2.949.244.880
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.949.244.880					2.949.244.880
4.07.01.01.00	Transferencias corrientes internas al sector privado	2.949.244.880					2.949.244.880
4.07.01.01.70	Subsidios educacionales al sector privado	2.884.055.698					2.884.055.698
	- S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	576.355					576.355
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	78.000					78.000
	- S1040 Convenio ME - AVEC	2.829.082.579					2.829.082.579
	- S1041 Planteles no Afiliados al Convenio	3.426.128					3.426.128
	- S1311 Asociación Civil Unidad Educativa Colegio Adventista Yaritagua	50.000					50.000
	- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia	45.000.000					45.000.000
	- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	1.487.868					1.487.868
	- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	232.424					232.424
	- S1572 Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	23.400					23.400
	- S1573 Unidad Educativa "Simón Rodríguez", Municipio Juan Antonio Sotillo del Estado Anzoátegui	18.720					18.720
	- S1574 Asociación Civil Unidad Educativa Santa Eulalia, Municipio Bolívar del Estado Anzoátegui	21.840					21.840
	- S1575 Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	30.888					30.888

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1577 Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	29.203					29.203
	- S1578 Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	31.075					31.075
	- S1579 Unidad Educativa Básica Bartolomé Salom, Municipio Girardot del Estado Aragua	33.564					33.564
	- S1580 Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	38.918					38.918
	- S1586 Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	41.184					41.184
	- S1587 Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	49.420					49.420
	- S1591 Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	29.240					29.240
	- S1594 Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolívar	31.200					31.200
	- S1598 Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	78.000					78.000
	- S1600 Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	20.077					20.077
	- S1601 Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	78.000					78.000
	- S1605 Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	33.321					33.321
	- S1606 Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Distrito Capital	26.395					26.395
	- S1607 Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	31.824					31.824

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1611 Unidad Educativa Privada Miguel Ángel, Municipio Libertador del Distrito Capital	22.144					22.144
	- S1614 Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	24.710					24.710
	- S1615 Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	11.100					11.100
	- S1616 Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	35.006					35.006
	- S1618 Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	20.872					20.872
	- S1622 Fundación Mevorah Florentín, Municipio Libertador del Distrito Capital	18.720					18.720
	- S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	14.040					14.040
	- S1625 Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	42.064					42.064
	- S1626 Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capital	28.572					28.572
	- S1627 Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	28.572					28.572
	- S1628 Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	28.572					28.572
	- S1629 Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	60.028					60.028
	- S1630 Unidad Educativa Integral Fermín Toro, Municipio Libertador del Distrito Capital	28.572					28.572
	- S1635 Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	28.080					28.080

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1640 Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	30.381					30.381
	- S1642 Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodríguez", Municipio Francisco de Miranda del Estado Guárico	51.061					51.061
	- S1643 Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	48.278					48.278
	- S1645 Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	40.809					40.809
	- S1646 Colegio Libertador, Municipio Torres del Estado Lara	40.809					40.809
	- S1647 Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	40.809					40.809
	- S1649 Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	43.149					43.149
	- S1652 Asociación Musical de Sanare "Daniel Ortiz", Municipio Jiménez del Estado Lara	28.080					28.080
	- S1653 Asociación Civil Centro de Educación Inicial La Pastora	18.720					18.720
	- S1654 Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	78.000					78.000
	- S1655 Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	10.296					10.296
	- S1656 Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	78.000					78.000
	- S1657 Unidad Educativa Colegio San Pablo Apóstol, Municipio Iribarren del Estado Lara	31.168					31.168
	- S1658 Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	40.519					40.519

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1659 Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	32.688					32.688
	- S1661 Centro de Desarrollo Humano El Candil, Municipio Zea del Estado Mérida	78.000					78.000
	- S1662 Asociación Civil Colegio "Dr. Ramón Reinoso Núñez", Municipio Alberto Adriani del Estado Mérida	31.168					31.168
	- S1664 SAPRENDEH (Centro de Desarrollo Humano "El Velero", Municipio Zea del Estado Mérida	78.000					78.000
	- S1665 SAPRENDEH (Centro de Desarrollo Humano "El Alva"), Municipio Tovar del Estado Mérida	78.000					78.000
	- S1667 Asociación Civil Centro Profesional Santa Lucia, Municipio Paz Castillo del Estado Miranda	37.104					37.104
	- S1670 Unidad Educativa El Gran Rabit I, Municipio Guaicapuro del Estado Miranda	39.000					39.000
	- S1671 Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Víctor Sosa", Municipio Guaicapuro del Estado Miranda	45.021					45.021
	- S1672 Educación Básica Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	42.770					42.770
	- S1674 Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	23.865					23.865
	- S1676 Unidad Educativa José Antonio Páez, Municipio Turén, del Estado Portuguesa	48.278					48.278
	- S1678 Unidad Educativa Colegio Adventista Andrés Bello, Municipio Guanare del Estado Portuguesa	48.278					48.278
	- S1679 Fundación para el Desarrollo Social San Rafael Arcángel (FUNDES), Municipio Esteller del Estado Portuguesa	48.235					48.235
	- S1680 Unidad Educativa Santa Rita, Municipio Arismendi del Estado Sucre	16.304					16.304

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1681 Unidad Educativa Privada Fray Bartolomé de las Casas, Municipio Bermúdez del Estado Sucre	31.467					31.467
	- S1684 Asociación Civil Liceo "Dr. Julio Suárez Lozada", Municipio San Cristóbal del Estado Táchira	48.278					48.278
	- S1686 Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	48.278					48.278
	- S1688 Fundación Taller Escuela, Municipio Independencia del Estado Táchira	78.000					78.000
	- S1691 Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	30.888					30.888
	- S1692 Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio Michelena del Estado Táchira	46.987					46.987
	- S1693 Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	48.278					48.278
	- S1694 Colegio Monseñor Acacio Chacón, Municipio Andrés Bello del Estado Táchira	25.327					25.327
	- S1695 Unidad Educativa "Colegio Los Andes", Municipio Junín del Estado Táchira	52.658					52.658
	- S1698 Colegio Blanca Graciela Arias de Caballero, Municipio Junín del Estado Táchira	37.440					37.440
	- S1699 Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	18.720					18.720
	- S1707 Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	46.987					46.987
	- S1708 Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	36.168					36.168

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1709 Fundación Unidad Educativa El Gran Prócer, Municipio Maracaibo del Estado Zulia	50.824					50.824
	- S1711 Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	24.800					24.800
	- S1714 Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	46.734					46.734
	- S1715 Fundación Liceo General Rafael Urdaneta, Municipio La Cañada de Urdaneta del Estado Zulia	42.417					42.417
	- S1717 Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	25.452					25.452
	- S1719 Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	78.000					78.000
	- S1722 Unidad Educativa Mi Ángel de la Guarda, Municipio Cabimas del estado Zulia	52.656					52.656
	- S1724 Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	48.278					48.278
	- S1725 Unidad Educativa León Jerome Hoet, Municipio Jesús Enrique Lozada del Estado Zulia	40.509					40.509
	- S1727 Unidad Educativa Peniel, Municipio San Francisco del Estado Zulia	62.400					62.400
	- S1730 Unidad Educativa José María España, Municipio Maracaibo del Estado Zulia	34.632					34.632
	- S1795 Asociación Civil Unidad Básica Colegio Juan Manuel Olivares, Distrito Capital	28.080					28.080
	- S1796 Asociación Civil Preescolar Asistencial Medina Angarita, Distrito Capital	29.203					29.203

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1798 Preescolar Mi Madre Emilia, Distrito Capital	25.459					25.459
	- S1800 Preescolar Asistencial Laura Alvarado de Cardozo - Plan de Manzano - Distrito Capital	20.592					20.592
	- S1801 Asociación Civil Unidad Educativa Arnoldo Gabaldón, Distrito Capital	37.440					37.440
	- S1803 Asociación Civil Unidad Educativa Preescolar Asistencial Santa Rita, Distrito Federal	20.592					20.592
	- S1804 Asociación Civil de Formación Técnica, Distrito Federal	22.464					22.464
	- S1805 Asociación Civil Preescolar Asistencial Prócer Pedro Camejo, Distrito Capital	18.720					18.720
	- S1808 Asociación Educativa Rafael Urdaneta, Distrito Capital	20.592					20.592
	- S1809 Preescolar Asistencial José Gregorio Hernández, Distrito Capital	24.336					24.336
	- S1810 Unidad Educativa Integral Padre Manuel María de Aguilar (ASOEDUPAMAA), Distrito Capital	37.440					37.440
	- S1811 Comunidad Educativa Preescolar Asistencial San Antonio, Distrito Capital	18.720					18.720
	- S1814 Unidad Educativa Colegio Valores Humanos, Libertador, Estado Táchira	59.031					59.031
	- S1860 Pre-Escolar Asistencial Don Pablo Acosta, Municipio Libertador, Distrito Metropolitano de Caracas	18.720					18.720
	- S1864 Sociedad Civil Pre-Escolar Asistencial 23 de Enero, Municipio Libertador, Distrito Metropolitano de Caracas	10.608					10.608
	- S1867 Unidad Educativa Travesuras, Pre-Escolar Asistencial, Municipio Libertador, Distrito Metropolitano de Caracas	12.480					12.480

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2124 Unidad Educativa Colegio Cristiano Andrés Bello, C.A.	69.521					69.521
	- S2289 Asociación Civil Escuela Agroecológica Ezequiel Zamora - Guambra	120.000					120.000
	- S2311 Fundación Educativa Maranatha	208.057					208.057
4.07.01.01.72	Subsidios culturales al sector privado	55.567.430					55.567.430
	- S0148 Banco del Libro	347.800					347.800
	- S0587 Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	2.075.208					2.075.208
	- S0635 Fundación Museo de los Niños.	893.000					893.000
	- S0942 Sociedad Orquesta Sinfónica de Venezuela.	46.130.947					46.130.947
	- S1523 Fundación Palacio de las Academias	1.662.860					1.662.860
	- S1571 Fundación Luis Beltrán Prieto Figueroa	282.000					282.000
	- S1768 Orquesta Sinfónica de la Opera	1.466.400					1.466.400
	- S1883 Fundación para el Sistema Nacional de Ballet Juveniles e Infantiles de Venezuela	1.128.000					1.128.000
	- S2245 Fundación Grupo Madera	1.096.467					1.096.467
	- S2312 Fundación Los Tucusitos Moises Peña	484.748					484.748
4.07.01.01.73	Subsidios a instituciones benéficas privadas	9.621.752					9.621.752
	- S0747 Hogares Crea de Venezuela	9.400.000					9.400.000
	- S1755 Fundación Vida Mejor (FUNVIME)	36.660					36.660
	- S1762 Fundación Niños Discapacitados (FUNDISNE)	61.100					61.100
	- S1763 Fundación República Insular	43.992					43.992
	- S1995 Fundación Visión Futura para Personas con Discapacidad (VIFUPADIS)	80.000					80.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.759.583					2.759.583
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.759.583					2.759.583
4.07.02.01.00	Transferencias corrientes al exterior	2.759.583					2.759.583
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.759.583					2.759.583
	- I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.)	55.769					55.769
	- I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.)	527					527
	- I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	557.258					557.258
	- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO)	557.258					557.258
	- I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos, Culturales, Centro Interamericano de Idiomas	12.816					12.816
	- I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	1.036.660					1.036.660
	- I0205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	324.295					324.295
	- I0228 Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	215.000					215.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.912.741.475		729.864.285			5.642.605.760
	TOTAL	**4.912.741.475**		**729.864.285**			**5.642.605.760**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	15.788.717					15.788.717
4.03	Servicios no personales	13.584.496					13.584.496
4.04	Activos reales	10.020.546					10.020.546
	TOTAL	**39.393.759**					**39.393.759**

13

Ministerio del Poder Popular para el Trabajo y Seguridad Social

MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Desde hace 14 años, en Venezuela se han venido desarrollando profundos cambios políticos, sociales, culturales y económicos, impulsados por el Gobierno Bolivariano, a través de un sinnúmero de políticas públicas que tienen al ser humano como centro, y dirigidas a la construcción de un modelo de sociedad socialista como estrategia de desarrollo nacional.

Parafraseando las directrices emanadas del Comandante Supremo Hugo Chávez Frías: "la concreción de una sociedad socialista supone un largo tránsito, *un recorrido que es identificado por los teóricos como el proceso de transición* [...] La transición al socialismo puede durar muchos años, resultando de ello, un quiebre generacional, y debe ser vista en términos de proceso, tanto de construcción como de reconstrucción; *un proceso de desmantelamiento de los elementos de la vieja sociedad capitalista que todavía permanece*, promoviendo el establecimiento de nuevas relaciones de convivencia humana colectiva e identidad nacional como fundamentos de una verdadera sociedad democrática, construida con la participación popular y fortalecida con los *principios de la equidad*, la justicia social y la solidaridad".

Unas relaciones de convivencia e identidad que el Camarada Presidente Obrero Nicolás Maduro define desde la dimensión de los valores, como una sociedad humana superior a todas las clases de explotación existente, "[...] con un ser humano con otra ética, con una nueva *espiritualidad de la solidaridad*". Un socialismo que en lo político es una expresión de un nuevo tipo de democracia y de poder del pueblo "*y que en Venezuela ha significado la constitución más democrática de la historia de la patria*".

Una sociedad socialista hacia la cual, nuestro Presidente Maduro llama a la clase obrera a apropiarse y desempeñar el rol determinante en su construcción y defensa: *"No existirá el socialismo si no hay una clase obrera que lo construya. La riqueza de una patria la produce sus trabajadores; un país estable y una economía productiva, que supere la pobreza, solo la construye la clase obrera [...]. En socialismo, la clase obrera no puede ser esclava ni inconsciente. Debe conocer el papel que cumple, [...] debe reflexionar, estudiar, organizarse mejor, fortalecer el trabajo y preguntarse qué más le puedo dar yo a mi patria que no le haya dado".*

El Presidente Maduro en su discurso frente al Partido Comunista Chino, dijo que, Venezuela apenas avanza en sus primeros pasos en la construcción de una Patria Socialista. También, definió que nuestro avance en la ruta hacia el socialismo, significa ir construyendo con el mismo pueblo como sujeto protagónico, "[...] *descubriendo, creando y proyectando*" un futuro pleno de condiciones de vida gratificantes.

Este orden de ideas, se nutre del pensamiento visionario de nuestro Libertador, Simón Bolívar, cuando en su célebre Discurso al Congreso Constituyente de Angostura, el 15 de febrero de 1819, indicó que *"el sistema de gobierno más perfecto es aquel que produce mayor suma de felicidad posible, mayor suma de seguridad social y mayor suma de estabilidad política".* De allí, que resulta imperativo seguir avanzando en esa ruta del socialismo y evolucionar a su vez en nuestra concepción del trabajo, fomentando su visión y desarrollo como proceso liberador de la potencialidad creativa del ser humano, para trascender la explotación capitalista individual hacia un modelo socio económico que promueva la generación de verdadera riqueza y bienestar social compartidas. Esto es indispensable para materializar los derechos de la persona humana, de las familias y del conjunto de la sociedad, mediante la justa distribución de la riqueza para la satisfacción de las necesidades materiales, intelectuales y espirituales del pueblo.

Un nuevo modelo socioeconómico de esta índole, está fundamentado sobre la base de la cultura del trabajo, en el desarrollo de las fuerzas productivas paulatinamente puestas al servicio de satisfacer las necesidades del pueblo; *un modelo* socioeconómico cuyo centro sea el pleno desarrollo del ser humano en armonía con la naturaleza, para el logro de la mayor suma de felicidad posible.

Ello supone, garantizar la irreversibilidad y continuidad del Proceso en los avances logrados en derechos humanos, en el abatimiento de las causas profundas de la pobreza, en la lucha para superar las desigualdades y en la participación protagónica del pueblo para completar la tarea de su plena liberación. En el ámbito de actuación del Ministerio del Poder Popular para el Trabajo y Seguridad Social, profundizar las condiciones que aseguren la máxima protección, inclusión, igualdad y justicia social para los trabajadores, trabajadoras y sus familias.

Este Ministerio, como herramienta de lucha para la justicia social en la construcción del Socialismo Bolivariano, plantea tres líneas centrales de acción: 1) Refundar el Ministerio del Poder Popular para el Trabajo y la Seguridad Social, en el marco de la transformación del Estado burgués heredado; 2) Avanzar hacia la mayor suma de seguridad social como fundamento de la mayor suma de felicidad posible, en la construcción del Socialismo Bolivariano y 3) Profundizar la transformación de las relaciones de dominación capitalista, sobre la base de nuevas relaciones sociales de producción rumbo al socialismo.

En tal sentido, y en concordancia con las directrices emanadas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, las normas de seguridad social, la Ley Orgánica del Trabajo, los Trabajadores y las Trabajadoras (LOTTT) y la Constitución de la República Bolivariana de Venezuela; el Ministerio del Poder Popular para el Trabajo y Seguridad Social y sus Entes Adscritos, han formulado dieciocho (18) proyectos para desarrollarlos durante el ejercicio económico financiero 2014, de los cuales once (11) corresponden al Despacho Ministerial, orientados dentro de la Política Social del Ejecutivo Nacional y signados con el compromiso de seguir avanzando en la afirmación de la justicia en materia de trabajo, la protección del trabajo como proceso social dignificante y liberador, la protección y defensa de los derechos de los trabajadores y trabajadoras, así como el afianzamiento e inclusión plena en el sistema de Seguridad Social.

Por tanto, la política presupuestaria del Ministerio del Poder Popular para el Trabajo y Seguridad Social y sus Entes Adscritos, se circunscribe dentro de las directrices, líneas de acción, Leyes expuestas, y se desarrollará a través de los proyectos asignados para cada ámbito de acción durante el ejercicio económico financiero 2014; en correspondencia con los objetivos perseguidos por la Política Social del Gobierno Bolivariano en materia laboral y de seguridad social, en cuanto a la Promoción, inspección y cumplimiento de las normas que protegen a la familia, la paternidad, la maternidad y la igualdad de género, la normativa de salud y seguridad laboral, las obligaciones formales con la seguridad social por parte de los patronos y patronas, promoción y cumplimiento del derecho al descanso, utilización gratificante del tiempo libre al disfrute de vacaciones en actividades culturales, deportivas, recreativas y de turismo social; protección especial a los trabajadores y trabajadoras con alguna discapacidad, universalización en el disfrute del derecho a pensión de vejez por parte de todas las personas adultas mayores de la patria, en especial las más pobres, desarrollo del sistema de seguridad social y la sustentabilidad del Sistema de Pensiones y otras Asignaciones Económicas de la Seguridad Social que sintetizan en grandes rasgos la política en materia de Trabajo y Seguridad Social de la Revolución Bolivariana.

Estas premisas sustentan el Presupuesto formulado para el ejercicio económico financiero 2014, cuyo fin primordial se orienta en la protección y defensa de los derechos de los trabajadores y trabajadoras, el desarrollo de una nueva institucionalidad en los ámbitos de Trabajo y Seguridad Social, capaz de responder con calidad y eficacia revolucionaria a los requerimientos de los trabajadores, trabajadoras y del proceso social de trabajo, constituir y asegurar el desarrollo del sistema de Seguridad Social y fortalecer la concepción del trabajo liberador y significante, como hecho social determinante para superar la disyuntiva entre satisfacción de necesidades y reproducción del capital, de manera de aportar significativamente a la consecución del segundo gran objetivo histórico:

> *"Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo"*

Hugo Chávez Frías.

RESUMEN DE PROYECTOS DEL ÓRGANO

(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
122.917	130131000	Difusión de información en materia sociolaboral con énfasis en las reivindicaciones obtenidas por los trabajadores y trabajadoras, para coadyuvar en el proceso formativo y la organización de la clase trabajadora en pro del establecimiento de un nuevo modelo social productivo.	trabajador(a)	700.000	800.000	1.500.000	18.804.393			18.804.393
122.864	130132000	Multipolaridad, integración internacional en el marco de la justicia social.	participación			30	4.574.024			4.574.024
122.931	130133000	Servicios automatizados y simplificación: Fortalecimiento del Registro Nacional de Entidades de Trabajo (RNET) y del proceso de solvencia laboral.	trabajador(a)	1.350.000	1.400.000	2.750.000	3.235.328			3.235.328
122.852	130134000	Protección del derecho a la negociación colectiva y a la sindicalización de trabajadores y trabajadoras.	trabajador(a)	300.000	230.000	530.000	58.113.943			58.113.943
122.909	130135000	Protección del trabajo como hecho social, los trabajadores, las trabajadoras, las fuentes de trabajo y el salario de las familias.	trabajador(a)	1.000.000	1.000.000	2.000.000	383.512.608			383.512.608
123.325	130136000	Lucha para la erradicación definitiva de la tercerización o simulación de la relación laboral.	inspección			2.500	1.054.500			1.054.500
123.203	130137000	Desarrollo del Sistema de Inspección de la Seguridad Social y Trabajo.	inspección			360.000	69.810.156			69.810.156
122.898	130138000	Inspección Integral Agraria	familia			52.000	7.387.625			7.387.625
122.856	130139000	Incorporación progresiva al régimen prestacional de pensiones y otras asignaciones económicas de los trabajadores y trabajadoras no dependientes.	trabajador(a)	70.000	46.813	116.813	15.400.392			15.400.392
122.872	130140000	Promoción de la educación y el trabajo como procesos para lograr los fines del Estado democrático y social, de derecho y de justicia.	atención			153.728	73.716.591			73.716.591

RESUMEN DE PROYECTOS DEL ÓRGANO

(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
123.248	130141000	Refundación del Ministerio del Poder Popular para el Trabajo y Seguridad Social y sus Entes Adscritos.	trabajador(a)	9.608.667	9.512.126	19.120.793	102.481.047			102.481.047
	139999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			45.079.596.216	39.479.596.216	5.600.000.000		45.079.596.216
						TOTAL	**40.217.686.823**	**5.600.000.000**		**45.817.686.823**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
130001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	566.570.261			566.570.261
130002000	Gestión administrativa	308.878.974			308.878.974
130003000	Previsión y protección social	108.744.792			108.744.792
130007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	2.069.975			2.069.975
	TOTAL	**986.264.002**			**986.264.002**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.632**	**1.142**	**608**	**3.382**	**119.303.880**	**49.237.416**	**168.541.296**
Altos Funcionarios y de Elección Popular	1			1	34.056		34.056
Alto Nivel y de Dirección	13	19	15	47	1.600.632		1.600.632
Directivo	352	142	165	659	22.463.328	243.336	22.706.664
Profesional y Técnico	448	155	249	852	32.667.612	15.827.448	48.495.060
Personal Administrativo	466	142	69	677	23.194.548	11.629.764	34.824.312
Obrero	352	684	110	1.146	39.343.704	21.536.868	60.880.572
Personal Contratado	**1.035**	**905**		**1.940**	**61.441.632**		**61.441.632**
Profesional y Técnico	2	4		6	344.388		344.388
Personal Administrativo	1.033	901		1.934	61.097.244		61.097.244
TOTAL	**2.667**	**2.047**	**608**	**5.322**	**180.745.512**	**49.237.416**	**229.982.928**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto
	F	M	Total	2014
Pensionados	**312**	**77**	**389**	**35.168.857**
Obreros	26	21	47	5.106.265
Empleados	286	56	342	30.062.592
Jubilados	**507**	**226**	**733**	**73.575.935**
Obreros	46	63	109	11.001.970
Empleados	461	163	624	62.573.965
TOTAL	**819**	**303**	**1.122**	**108.744.792**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.134.426.961			1.134.426.961
4.02	Materiales, suministros y mercancías	49.451.287			49.451.287
4.03	Servicios no personales	135.157.019			135.157.019
4.04	Activos reales	79.791.468			79.791.468
4.07	Transferencias y donaciones	39.802.624.090	5.600.000.000		45.402.624.090
4.11	Disminución de pasivos	2.500.000			2.500.000
	TOTAL	**41.203.950.825**	**5.600.000.000**		**46.803.950.825**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	39.693.621.385	5.600.000.000		45.293.621.385
4.07.01.00.00	Transferencias y donaciones corrientes internas	39.693.621.385	5.600.000.000		45.293.621.385
4.07.01.03.00	Transferencias corrientes internas al sector público	39.693.621.385	5.600.000.000		45.293.621.385
4.07.01.03.03	Transferencias corrientes a entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	39.693.621.385	5.600.000.000		45.293.621.385
	- A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)	404.484.319			404.484.319
	- A0055 Instituto Venezolano de los Seguros Sociales (IVSS)	38.730.808.075	5.600.000.000		44.330.808.075
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	551.699.290			551.699.290
	- A0250 Tesorería de Seguridad Social	6.629.701			6.629.701

RELACIÓN DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	74.903			74.903
4.07.01.00.00	Transferencias y donaciones corrientes internas	74.903			74.903
4.07.01.01.00	Transferencias corrientes internas al sector privado	74.903			74.903
4.07.01.01.75	Subsidios a organismos laborales y gremiales	74.903			74.903
	- S1504 Asociación de Jubilados y Pensionados del Ministerio del Trabajo	12.702			12.702
	- S1888 Asociación Civil del Ministerio del Trabajo (ASOMITRA)	62.201			62.201

PROYECTO: COD. N.E: 122917 COD. PPTO: 130131000 Difusión de información en materia sociolaboral con énfasis en las reivindicaciones obtenidas por los trabajadores y trabajadoras, para coadyuvar en el proceso formativo y la organización de la clase trabajadora en pro del establecimiento de un nuevo modelo social productivo.

UNIDAD DE MEDIDA: trabajador(a)

CANTIDAD: Fem.(700.000) Mas.(800.000) Total(1.500.000)

ASIGNACIÓN PRESUPUESTARIA: 18.804.393

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fomentar y dirigir el diálogo social para la generación de un modelo económico y social, diversificado, productivo, incluyente y de justicia social, cuyas relaciones de producción se fundamenten en la solidaridad.

OBJETIVOS ESPECÍFICOS: Difundir información en materia sociolaboral con énfasis en las reivindicaciones obtenidas por los trabajadores y trabajadoras, para coadyuvar en el proceso formativo y la organización de la clase trabajadora en pro del establecimiento de un nuevo modelo social productivo.

RESULTADO: Una clase trabajadora orientada y formada, consciente de sus derechos laborales, y de su papel protagónico en la construcción de la Patria Socialista.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.010.864					5.010.864
4.02	Materiales, suministros y mercancías	2.576.709					2.576.709
4.03	Servicios no personales	10.842.808					10.842.808
4.04	Activos reales	374.012					374.012
	TOTAL	**18.804.393**					**18.804.393**

PROYECTO: COD. N.E: 122864 COD. PPTO: 130132000 Multipolaridad, integración internacional en el marco de la justicia social.

UNIDAD DE MEDIDA: participación

CANTIDAD: Fem.(0) Mas.(0) Total(30)

ASIGNACIÓN PRESUPUESTARIA: 4.574.024

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Posicionamiento internacional en el ámbito laboral y seguridad social para fortalecer el equilibrio multinacional y la agenda social.

OBJETIVOS ESPECÍFICOS: Contribuir al desarrollo de una nueva geopolítica internacional a través del fortalecimiento de las relaciones bilaterales y multilaterales fundamentadas en los principios de cooperación, solidaridad y complementariedad en materia laboral y seguridad social como instrumento de consolidación de la integración regional que nos oriente hacia la unión internacional de trabajadores y trabajadoras y la autodeterminación de los pueblos.

RESULTADO: Lograr mejorar la situación de las trabajadoras y trabajadores de la República Bolivariana de Venezuela, mediante la suscripción de acuerdos, Convenios, Memorándum de Entendimiento, Resoluciones en el ámbito internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.167.440					2.167.440
4.02	Materiales, suministros y mercancías	70.597					70.597
4.03	Servicios no personales	2.294.238					2.294.238
4.04	Activos reales	41.749					41.749
	TOTAL	**4.574.024**					**4.574.024**

PROYECTO: COD. N.E: 122931 COD. PPTO: 130133000 Servicios automatizados y simplificación: Fortalecimiento del Registro Nacional de Entidades de Trabajo (RNET) y del proceso de solvencia laboral.

UNIDAD DE MEDIDA: trabajador(a)

CANTIDAD: Fem.(1.350.000) Mas.(1.400.000) Total(2.750.000)

ASIGNACIÓN PRESUPUESTARIA: 3.235.328

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la defensa del derecho a un trabajo digno y decente, mediante el fortalecimiento de los servicios de promoción, intermediación, fiscalización, formación y defensa de los derechos y de las obligaciones de las trabajadoras y trabajadores.

OBJETIVOS ESPECÍFICOS: Ejecutar mecanismos de evaluación, control y seguimiento al nuevo Sistema de Registro Nacional de Entidades de Trabajo (RNET), para garantizar los derechos y beneficios laborales y de seguridad social de los trabajadores y trabajadoras, contenido en el ordenamiento jurídico venezolano.

RESULTADO: Garantizar el cumplimiento de los derechos de trabajadores y trabajadoras en materia de seguridad social y laboral.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.233.171					1.233.171
4.03	Servicios no personales	964.396					964.396
4.04	Activos reales	1.037.761					1.037.761
	TOTAL	**3.235.328**					**3.235.328**

PROYECTO:	COD. N.E: 122852 COD. PPTO: 130134000 Protección del derecho a la negociación colectiva y a la sindicalización de trabajadores y trabajadoras.
UNIDAD DE MEDIDA:	trabajador(a)
CANTIDAD:	Fem.(300.000) Mas.(230.000) Total(530.000)
ASIGNACIÓN PRESUPUESTARIA:	58.113.943
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Recuperar el poder adquisitivo de los trabajadores y trabajadoras fortaleciendo los mecanismos institucionales que influyen en el mercado de trabajo y los procesos de sindicalización y convenciones colectivas.
OBJETIVOS ESPECÍFICOS:	Promover, facilitar y proteger las libertades sindicales, asegurando los mecanismos que garanticen el pleno ejercicio de la democracia sindical establecida en la Constitución; el derecho a la negociación colectiva y a la solución pacífica de conflictos, atendiendo el plano reivindicativo y trascendiendo hacia planos superiores en la ofensiva de la clase trabajadora para la construcción de la nueva sociedad.
RESULTADO:	530.000 trabajadores y trabajadoras amparadas en sus derechos colectivos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	55.647.480					55.647.480
4.02	Materiales, suministros y mercancías	1.332.674					1.332.674
4.03	Servicios no personales	675.881					675.881
4.04	Activos reales	457.908					457.908
	TOTAL	**58.113.943**					**58.113.943**

PROYECTO: COD. N.E: 122909 COD. PPTO: 130135000 Protección del trabajo como hecho social, los trabajadores, las trabajadoras, las fuentes de trabajo y el salario de las familias.

UNIDAD DE MEDIDA: trabajador(a)

CANTIDAD: Fem.(1.000.000) Mas.(1.000.000) Total(2.000.000)

ASIGNACIÓN PRESUPUESTARIA: 383.512.608

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la defensa del derecho a un trabajo digno y decente, mediante el fortalecimiento de los servicios de promoción, intermediación, fiscalización, formación y defensa de los derechos de los trabajadores y trabajadoras, así como la corresponsabilidad de patronos y trabajadores en la construcción de una sociedad basada en la equidad y productividad.

OBJETIVOS ESPECÍFICOS: Promover y garantizar el cumplimiento de la nueva LOTTT y normativa legal en materia laboral y de seguridad social que protegen el trabajo, la familia, la maternidad, la paternidad, la estabilidad laboral y las condiciones seguras de trabajo.

RESULTADO: Trabajadores y trabajadoras beneficiados con el restablecimiento de sus derechos laborales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	364.732.728					364.732.728
4.02	Materiales, suministros y mercancías	7.178.103					7.178.103
4.03	Servicios no personales	10.186.623					10.186.623
4.04	Activos reales	1.415.154					1.415.154
	TOTAL	**383.512.608**					**383.512.608**

PROYECTO: COD. N.E: 123325 COD. PPTO: 130136000 Lucha para la erradicación definitiva de la tercerización o simulación de la relación laboral.

UNIDAD DE MEDIDA: inspección

CANTIDAD: Fem.(0) Mas.(0) Total(2.500)

ASIGNACIÓN PRESUPUESTARIA: 1.054.500

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la defensa del derecho a un trabajo digno y decente, mediante el fortalecimiento de los servicios de promoción, intermediación, fiscalización, formación y defensa de los derechos de los trabajadores y trabajadoras, así como la corresponsabilidad de patronos y trabajadores en la construcción de una sociedad basada en la equidad y productividad.

OBJETIVOS ESPECÍFICOS: Erradicar la tercerización o simulación de la relación laboral a partir de la ejecución de la inspección a las entidades de trabajo, en estricto cumplimiento de la normativa laboral vigente.

RESULTADO: Inspección para la inclusión progresiva de los trabajadores y trabajadoras tercerizados a las nóminas de las entidades de trabajo que fungen como contratistas principales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	131.543					131.543
4.03	Servicios no personales	922.957					922.957
	TOTAL	1.054.500					1.054.500

PROYECTO: COD. N.E: 123203 COD. PPTO: 130137000 Desarrollo del Sistema de Inspección de la Seguridad Social y Trabajo.

UNIDAD DE MEDIDA: inspección

CANTIDAD: Fem.(0) Mas.(0) Total(360.000)

ASIGNACIÓN PRESUPUESTARIA: 69.810.156

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover planes que garanticen el cumplimiento de la previsión social.

OBJETIVOS ESPECÍFICOS: Desarrollar el Sistema de Inspección de la Seguridad Social para asegurar el cabal cumplimiento de los deberes de los patronos, para el disfrute de los beneficios y derechos adquiridos por los trabajadores y trabajadoras.

RESULTADO: Inspecciones que garanticen el cumplimiento de las políticas implementadas de la Seguridad Social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	65.407.708					65.407.708
4.02	Materiales, suministros y mercancías	2.107.266					2.107.266
4.03	Servicios no personales	2.295.182					2.295.182
	TOTAL	**69.810.156**					**69.810.156**

PROYECTO: COD. N.E: 122898 COD. PPTO: 130138000 Inspección Integral Agraria

UNIDAD DE MEDIDA: familia

CANTIDAD: Fem.(0) Mas.(0) Total(52.000)

ASIGNACIÓN PRESUPUESTARIA: 7.387.625

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la defensa del derecho a un trabajo digno, mediante el fortalecimiento de los servicios de promoción, intermediación, fiscalización, formación y defensa de los derechos de los trabajadores y trabajadoras, así como la corresponsabilidad de patronos y trabajadores en la construcción de una sociedad basada en la equidad y productividad.

OBJETIVOS ESPECÍFICOS: Desarrollar el Plan Integral de Inspección Agraria para erradicar el latifundio, como herramienta para abatir la pobreza y lograr la mayor inclusión social, mediante la creación de equipos móviles de atención integral para trabajadores agrícolas.

RESULTADO: Inspecciones y diagnósticos a trabajadores, sus núcleos familiares y comunidades del sector agrícola relacionadas con sus condiciones de trabajo y seguridad social de los estados del eje Centro Norte Llanero, Centro Occidental, Mérida y Zulia en condiciones de vida, laborales y seguridad social precarias.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.227.318					2.227.318
4.03	Servicios no personales	4.695.975					4.695.975
4.04	Activos reales	464.332					464.332
	TOTAL	**7.387.625**					**7.387.625**

PROYECTO: COD. N.E: 122856 COD. PPTO: 130139000 Incorporación progresiva al régimen prestacional de pensiones y otras asignaciones económicas de los trabajadores y trabajadoras no dependientes.

UNIDAD DE MEDIDA: trabajador(a)

CANTIDAD: Fem.(70.000) Mas.(46.813) Total(116.813)

ASIGNACIÓN PRESUPUESTARIA: 15.400.392

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover planes que garanticen el cumplimiento de la previsión social.

OBJETIVOS ESPECÍFICOS: Promover los deberes y derechos de los trabajadores y trabajadoras, no dependientes a través del seguimiento de las políticas públicas que desarrolla el Estado Venezolano en materia de seguridad social.

RESULTADO: Información y/o Incorporación al sistema de seguridad social de trabajadores y trabajadoras no dependientes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.108.800					7.108.800
4.02	Materiales, suministros y mercancías	1.531.947					1.531.947
4.03	Servicios no personales	4.353.096					4.353.096
4.04	Activos reales	2.406.549					2.406.549
	TOTAL	**15.400.392**					**15.400.392**

PROYECTO: COD. N.E: 122872 COD. PPTO: 130140000 Promoción de la educación y el trabajo como procesos para lograr los fines del Estado democrático y social, de derecho y de justicia.

UNIDAD DE MEDIDA: atención

CANTIDAD: Fem.(0) Mas.(0) Total(153.728)

ASIGNACIÓN PRESUPUESTARIA: 73.716.591

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la defensa del derecho a un trabajo digno y decente, mediante el fortalecimiento de los servicios de promoción, intermediación, fiscalización, formación y defensa de los derechos de los Trabajadores y Trabajadoras, así como la corresponsabilidad de patronos y trabajadores en la construcción de una sociedad basada en la equidad y productividad.

OBJETIVOS ESPECÍFICOS: Consolidar los Centros de Encuentro para la Educación y el Trabajo (CEET) como espacios para los trabajadores(as), organizaciones sociales, comunidades y patronos a fin de enlazar las necesidades de formación y empleo, con las oportunidades del sistema educativo y trabajo digno productivo y liberador.

RESULTADO: Inclusión educativa, laboral y socioproductiva de los Trabajadores y Trabajadoras desocupados mediante la articulación con las organizaciones de capacitación para el trabajo, organizaciones sociales laborales y del poder popular; así como las entidades de trabajo, a través de los servicios de información, orientación y registro.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	66.669.780					66.669.780
4.02	Materiales, suministros y mercancías	3.041.827					3.041.827
4.03	Servicios no personales	3.028.222					3.028.222
4.04	Activos reales	976.762					976.762
	TOTAL	**73.716.591**					**73.716.591**

PROYECTO: COD. N.E: 123248 COD. PPTO: 130141000 Refundación del Ministerio del Poder Popular para el Trabajo y Seguridad Social y sus Entes Adscritos.

UNIDAD DE MEDIDA: trabajador(a)

CANTIDAD: Fem.(9.608.667) Mas.(9.512.126) Total(19.120.793)

ASIGNACIÓN PRESUPUESTARIA: 102.481.047

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Concientizar al funcionario del trabajo en su papel de servidor público integral al servicio de los trabajadores y trabajadoras garantizando eficacia y efectividad en la respuesta a las solicitudes de los usuarios, fortaleciendo la transparencia e idoneidad de los procesos y procedimientos.

OBJETIVOS ESPECÍFICOS: Profundizar el proceso de reorganización del MINPPTRASS y sus Entes adscritos a fin de consolidar su adecuación institucional y funcional en el marco de la LOTTT y leyes de la Seguridad Social, para impulsar un mayor nivel de articulación institucional y mayor eficiencia y eficacia en la gestión, con respuestas oportunas y pertinentes a los trabajadores y trabajadoras, en el marco de la justicia laboral y la seguridad social, mediante la simplificación de los procedimientos y trámites administrativos, la ampliación y facilitación de espacios de encuentro y la atención dedicada por parte de servidores públicos comprometidos con el acatamiento a la legalidad, dignificados y formados con conciencia de servicio al pueblo e inspirados en los valores de rectitud , equidad, justicia y transparencia en la forja del ideal de Patria Socialista.

RESULTADO: Atención, protección y defensa efectiva de los derechos en relaciones de trabajo y seguridad social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.831.472					5.831.472
4.02	Materiales, suministros y mercancías	6.118.464					6.118.464
4.03	Servicios no personales	30.893.004					30.893.004
4.04	Activos reales	59.638.107					59.638.107
	TOTAL	**102.481.047**					**102.481.047**

PROYECTO:	COD. PPTO: 139999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(45.079.596.216)
ASIGNACIÓN PRESUPUESTARIA:	45.079.596.216
OBJETIVO HISTÓRICO:	No Aplica
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular para el Trabajo y Seguridad Social.
OBJETIVOS ESPECÍFICOS:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular para el Trabajo y Seguridad Social.
RESULTADO:	45.079.596.216

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	39.479.596.216		5.600.000.000			45.079.596.216
	TOTAL	**39.479.596.216**		**5.600.000.000**			**45.079.596.216**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	39.479.596.216		5.600.000.000			45.079.596.216
4.07.01.00.00	Transferencias y donaciones corrientes internas	39.479.596.216		5.600.000.000			45.079.596.216
4.07.01.03.00	Transferencias corrientes internas al sector público	39.479.596.216		5.600.000.000			45.079.596.216
4.07.01.03.03	Transferencias corrientes a entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	39.479.596.216		5.600.000.000			45.079.596.216
	- A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)	343.429.084					343.429.084
	- A0055 Instituto Venezolano de los Seguros Sociales (IVSS)	38.730.808.075		5.600.000.000			44.330.808.075
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	398.729.356					398.729.356
	- A0250 Tesorería de Seguridad Social	6.629.701					6.629.701

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	561.850.689					561.850.689
4.03	Servicios no personales	4.719.572					4.719.572
	TOTAL	**566.570.261**					**566.570.261**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.053.476					20.053.476
4.03	Servicios no personales	59.063.282					59.063.282
4.04	Activos reales	12.979.134					12.979.134
4.07	Transferencias y donaciones	214.283.082					214.283.082
4.11	Disminución de pasivos	2.500.000					2.500.000
	TOTAL	**308.878.974**					**308.878.974**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	214.025.169					214.025.169
4.07.01.00.00	Transferencias y donaciones corrientes internas	214.025.169					214.025.169
4.07.01.03.00	Transferencias corrientes internas al sector público	214.025.169					214.025.169
4.07.01.03.03	Transferencias corrientes a entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	214.025.169					214.025.169
	- A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)	61.055.235					61.055.235
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	152.969.934					152.969.934

RELACIÓN DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	74.903					74.903
4.07.01.00.00	Transferencias y donaciones corrientes internas	74.903					74.903
4.07.01.01.00	Transferencias corrientes internas al sector privado	74.903					74.903
4.07.01.01.75	Subsidios a organismos laborales y gremiales	74.903					74.903
	- S1504 Asociación de Jubilados y Pensionados del Ministerio del Trabajo	12.702					12.702
	- S1888 Asociación Civil del Ministerio del Trabajo (ASOMITRA)	62.201					62.201

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	108.744.792					108.744.792
	TOTAL	**108.744.792**					**108.744.792**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.848.192					1.848.192
4.03	Servicios no personales	221.783					221.783
	TOTAL	**2.069.975**					**2.069.975**

17

Ministerio del Poder Popular para el Ambiente

MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio fiscal 2014 el Ministerio del Poder Popular para el Ambiente, proseguirá con el cumplimiento de las competencias atribuidas en la normativa legal vigente, lo cual consiste en formular y ejecutar la política ambiental del país con la finalidad de normar el uso y la conservación de los recursos naturales, promoviendo la participación de la sociedad para lograr un desarrollo sostenible tal como lo propone el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, enmarcado específicamente en el objetivo histórico "Preservar la vida en el planeta y salvar a la especie humana" y el objetivo nacional "Profundizar el desarrollo de la nueva geopolítica nacional y regional, latinoamericana y caribeña", lo que conlleva a la necesidad de construir un modelo económico productivo ecosocialista, basado en la relación armónica entre el hombre y la naturaleza, a los fines de garantizar el uso y aprovechamiento racional y óptimo de los recursos naturales, respetando los procesos y ciclos de la naturaleza.

Dentro de estos objetivos el Órgano concentrará su acción en profundizar el desarrollo de la nueva geopolítica nacional; para ello, deben cumplirse objetivos estratégicos como profundizar la integración territorial y la equidad socio-territorial a través de ejes de desarrollo, transformar el hábitat de los principales centros urbanos y asentamientos humanos con justicia social y protagonismo popular, preservando el ambiente, ordenando el territorio y asegurando la base de sustentación ecológica, de allí la relevancia de formular e implementar planes de ordenación del territorio, conservar y preservar los ambientes naturales y fortalecer y mejorar los sistemas de agua potable en el país. En tal sentido, el Ministerio continuará con la ejecución de los proyectos de inversión estratégicos que se mencionan a continuación:

- Optimización de la gestión de la calidad del agua en poblaciones mayores a cinco mil habitantes.
- Atención acueductos rurales y poblaciones menores, fase II.
- Racionalización de los consumos de agua potable y saneamiento en zonas urbanas y rurales.
- Agua potable y saneamiento en zonas urbanas y rurales.
- Rehabilitación y optimización de las plantas mayores de potabilización de agua en Venezuela.
- Proyecto nacional de gestión y conservación ambiental.
- Fortalecimiento de capacidades nacionales para el manejo y disposición final de los residuos y desechos sólidos.
- Manejo sustentable de los recursos naturales en la cuenca del rio Caroní.
- Saneamiento del río Guaire (Fase III).
- Generación de la cartografía básica en los estados al norte del río Orinoco.
- Construcción, modernización y optimización de la infraestructura de los sistemas de abastecimiento de agua potable a nivel nacional
- Optimización de la red hidrometeorológica nacional.
- Saneamiento y control del nivel del Lago de Valencia.

El presupuesto para el año 2014 del Ministerio del Poder Popular para el Ambiente alcanza la cantidad de Bs. 4.594.669.943, destinados a la ejecución de proyectos Bs. 2.967.784.410 y Bs. 1.626.885.533 para acciones centralizadas.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
118873	170169000	Planes de ordenación del territorio nacionales, comunales y de la zona costera del río Orinoco	01-01-13	31-12-14	3.200.000	3.200.000			6.400.000
119174	170170000	Delimitación de áreas sujetas a la demarcación del hábitat y tierras de los pueblos y comunidades indígenas	01-01-13	31-12-14	750.000	1.800.000			2.550.000
				TOTAL	**3.950.000**	**5.000.000**			**8.950.000**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
118.873	170169000	Planes de ordenación del territorio nacionales, comunales y de la zona costera del río Orinoco	plan			23	3.200.000			3.200.000
119.174	170170000	Delimitación de áreas sujetas a la demarcación del hábitat y tierras de los pueblos y comunidades indígenas	informe			140	1.800.000			1.800.000
121.315	170171000	Ampliación, rehabilitación y reconstrucción de acueductos y cloacas a nivel nacional	obra			2	10.000.000			10.000.000
120.557	170172000	Protección de suelos y aguas orientado a las escuelas rurales de los estados Cojedes, Guárico, Lara, Mérida, Táchira, Trujillo, Vargas y Yaracuy. 2da etapa. Año 2014	actividad			16	2.150.000			2.150.000
120.288	170175000	Consolidar la plataforma organizacional de la estrategia nacional para la conservación de la diversidad biológica, basado en un modelo económico productivo ecosocialista	plataforma			1	5.000.000			5.000.000
120.321	170176000	Actualización de la infraestructura tecnológica del MINAMB	infraestructura			1	5.000.000			5.000.000
120.936	170177000	Desarrollar un sistema de información de supervisión ambiental (SISAM), para la vigilancia y el control de actividades capaces de degradar el ambiente	sistema			1	181.091			181.091
120.217	170179000	Fortalecer el Plan Nacional de Vigilancia y Control Ambiental año 2014	circuito			6	1.572.180			1.572.180
120.234	170180000	Prevención y extinción de los incendios forestales para la conservación de la cuencas hidrográficas y la biodiversidad año 2014	evento			1.000	2.315.715			2.315.715
121.185	170181000	Determinar la relación causa efecto que generan degradación ambiental en las cuencas alta y media del Río Tuy y baja del Lago de Valencia	diagnóstico			2	931.014			931.014
120.587	170182000	Estrategias para la gestión integral de los recursos hídricos, en las 16 regiones hidrográficas, fase I	documento			1	1.550.000			1.550.000
120.559	170183000	Conservación del recurso suelo en los temas de la Convención de Lucha contra la Desertificación	actividad			11	1.300.000			1.300.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
120.649	170184000	Formación, información y organización del poder popular para la defensa ambiental	participante	762.255	703.621	1.465.876	4.000.000			4.000.000
122.375	170278000	Plan nacional de implementación del Convenio de Estocolmo sobre contaminantes orgánicos persistentes (COP): Año 2014	informe			9	294.740			294.740
122.371	170279000	Fortalecimiento de los Laboratorios Ambientales del Ministerio del Poder Popular para el Ambiente, Año 2014	dotación			12	753.581			753.581
122.331	170280000	Monitoreo y evaluaciones para la gestión de la calidad ambiental, Año 2014	informe			947	4.951.679			4.951.679
120.281	170281000	Planificación y coordinación para la gestión forestal a nivel nacional	plan			1	6.000.000			6.000.000
120.301	170282000	Remodelación de las áreas de los pisos 10, 21, 22 y reparación de los espacios de elevación vertical en la Torre Sur del Centro Simón Bolívar El Silencio	metro cuadrado			1.891	8.000.000			8.000.000
120.224	170283000	Simplificación de Trámites Administrativos en el Sector Ambiente. (I Etapa)	plan			1	1.000.000			1.000.000
	179999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			2.907.784.410	232.214.467	2.675.569.943		2.907.784.410
						TOTAL	292.214.467	2.675.569.943		2.967.784.410

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	888.980.880			888.980.880
170002000	Gestión administrativa	453.320.448			453.320.448
170003000	Previsión y protección social	284.584.205			284.584.205
	TOTAL	**1.626.885.533**			**1.626.885.533**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**2.295**	**2.500**	**837**	**5.632**	**135.935.840**	**66.259.686**	**202.195.526**
Altos Funcionarios y de Elección Popular		1		1	23.792		23.792
Alto Nivel y de Dirección		3		3	71.376		71.376
Directivo	95	53	61	209	4.065.458		4.065.458
Profesional y Técnico	1.087	878	260	2.225	57.578.890	32.606.676	90.185.566
Personal Administrativo	425	245	292	962	18.599.561	7.071.230	25.670.791
Personal Médico	14	11	7	32	792.028	330.388	1.122.416
Obrero	674	1.309	217	2.200	54.804.735	26.251.392	81.056.127
Personal Contratado	**187**	**226**		**413**	**13.482.257**		**13.482.257**
Profesional y Técnico	158	192		350	11.759.058		11.759.058
Personal Administrativo	19	23		42	1.068.669		1.068.669
Personal Médico	3	5		8	204.530		204.530
Obrero	7	6		13	450.000		450.000
TOTAL	**2.482**	**2.726**	**837**	**6.045**	**149.418.097**	**66.259.686**	**215.677.783**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**563**	**777**	**1.340**	**72.057.875**
Obreros	42	109	151	6.157.574
Empleados	521	668	1.189	65.900.301
Jubilados	**1.351**	**2.284**	**3.635**	**212.526.330**
Obreros	273	496	769	43.685.205
Empleados	1.078	1.788	2.866	168.841.125
TOTAL	**1.914**	**3.061**	**4.975**	**284.584.205**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	878.885.443			878.885.443
4.02	Materiales, suministros y mercancías	44.459.985			44.459.985
4.03	Servicios no personales	106.558.037			106.558.037
4.04	Activos reales	41.456.845			41.456.845
4.07	Transferencias y donaciones	845.293.690	2.675.569.943		3.520.863.633
4.11	Disminución de pasivos	2.446.000			2.446.000
	TOTAL	**1.919.100.000**	**2.675.569.943**		**4.594.669.943**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	560.299.985	2.675.569.943		3.235.869.928
4.07.01.00.00	Transferencias y donaciones corrientes internas	560.299.985			560.299.985
4.07.01.03.00	Transferencias corrientes internas al sector público	560.299.985			560.299.985
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	529.899.985			529.899.985
	- A0052 Instituto Nacional de Parques (INPARQUES)	281.618.143			281.618.143
	- A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)	42.926.474			42.926.474
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)	145.618.138			145.618.138
	- A0083 Universidad de Los Andes (ULA)	250.000			250.000
	- A0103 Fundación Instituto Forestal Latinoamericano	751.213			751.213
	- A0324 Fundación de Educación Ambiental	2.146.324			2.146.324
	- A0343 Fundación Laboratorio Nacional de Hidráulica	1.609.743			1.609.743
	- A0354 Fundación Nacional de Parques Zoológicos y Acuarios	590.239			590.239
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	25.000.000			25.000.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)	29.389.711			29.389.711
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	30.400.000			30.400.000
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)	6.000.000			6.000.000
	- A0615 C.A. Hidrológica Páez (HIDROPAEZ)	6.000.000			6.000.000
	- A0616 C.A. Hidrológica de los Llanos (HIDROLLANOS)	7.000.000			7.000.000
	- A0639 Compañía Nacional de Reforestación (CONARE)	4.000.000			4.000.000
	- A0685 C.A. Hidrológica de la Cordillera Andina (HIDROANDES)	5.000.000			5.000.000
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	1.400.000			1.400.000
	- A0697 Empresa Regional Desarrollos Hidráulicos Cojedes, C.A.	1.000.000			1.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.00.00	Transferencias y donaciones de capital internas		2.675.569.943		2.675.569.943
4.07.03.03.00	Transferencias de capital internas al sector público		2.675.569.943		2.675.569.943
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		1.501.567.649		1.501.567.649
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)		1.427.567.649		1.427.567.649
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"		11.000.000		11.000.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)		63.000.000		63.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		1.174.002.294		1.174.002.294
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)		1.174.002.294		1.174.002.294

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	189.000			189.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	189.000			189.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	189.000			189.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	189.000			189.000
	- S1498 Asociación Civil Bienestar y Ambiente (ABAM)	189.000			189.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	220.500			220.500
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	220.500			220.500
4.07.02.01.00	Transferencias corrientes al exterior	220.500			220.500
4.07.02.01.04	Transferencias corrientes a organismos internacionales	220.500			220.500
	- I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)	220.500			220.500

PROYECTO: COD. N.E: 118873 COD. PPTO: 170169000 Planes de ordenación del territorio nacionales, comunales y de la zona costera del río Orinoco

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(23)

ASIGNACIÓN PRESUPUESTARIA: 3.200.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ordenar el territorio asegurando la base de sustentación ecológica e incorporar a la población

OBJETIVOS ESPECÍFICOS: Disponer de los instrumentos legales para la planificación ambiental y ordenamiento territorial a nivel nacional y para el ordenamiento de los territorios comunales y de la zona costera del río Orinoco

RESULTADO: Planes nacionales de ordenación aprobados (3); Planes de ordenación comunales elaborados (19); Plan de ordenación y gestión integral de la zona costera del río Orinoco (1)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	908.000					908.000
4.03	Servicios no personales	982.000					982.000
4.04	Activos reales	1.310.000					1.310.000
	TOTAL	3.200.000					3.200.000

PROYECTO:	COD. N.E: 119174 COD. PPTO: 170170000 Delimitación de áreas sujetas a la demarcación del hábitat y tierras de los pueblos y comunidades indígenas
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	Fem.(0) Mas.(0) Total(140)
ASIGNACIÓN PRESUPUESTARIA:	1.800.000
OBJETIVO HISTÓRICO:	Preservar la vida en el planeta y salvar a la especie humana
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Conservar y preservar ambientes naturales de los pueblos y comunidades indígenas
OBJETIVOS ESPECÍFICOS:	Delimitar el hábitat y las tierras de los pueblos y comunidades indígenas sobre la base de la información físico natural y sociocultural
RESULTADO:	Elaboración de los informes técnicos físico naturales y mapas de delimitación de las áreas de demarcación para las comunidades indígenas y entrega de los mismos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	574.000					574.000
4.03	Servicios no personales	492.000					492.000
4.04	Activos reales	734.000					734.000
	TOTAL	**1.800.000**					**1.800.000**

PROYECTO: COD. N.E: 121315 COD. PPTO: 170171000 Ampliación, rehabilitación y reconstrucción de acueductos y cloacas a nivel nacional

UNIDAD DE MEDIDA: Obra

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 10.000.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Preservar las cuencas hidrográficas y los cuerpos de agua

OBJETIVOS ESPECÍFICOS: Construir y recuperar las infraestructuras hidráulicas de los acueductos y asegurar el funcionamiento de los sistemas de recolección y tratamiento de aguas servidas a nivel nacional

RESULTADO: Infraestructuras de agua potable y servida recuperadas y en funcionamiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	90.000					90.000
4.03	Servicios no personales	1.305.037					1.305.037
4.04	Activos reales	8.604.963					8.604.963
	TOTAL	10.000.000					10.000.000

PROYECTO:	COD. N.E: 120557 COD. PPTO: 170172000 Protección de suelos y aguas orientado a las escuelas rurales de los estados Cojedes, Guárico, Lara, Mérida, Táchira, Trujillo, Vargas y Yaracuy. 2da etapa. Año 2014
UNIDAD DE MEDIDA:	Actividad
CANTIDAD:	Fem.(0) Mas.(0) Total(16)
ASIGNACIÓN PRESUPUESTARIA:	2.150.000
OBJETIVO HISTÓRICO:	Preservar la vida en el planeta y salvar a la especie humana
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar la gestión y manejo integral de los desechos peligrosos y no peligrosos, residuos, emisiones, ruidos, efluentes, con la participación de la comunidad organizada y los distintos niveles de gobierno, para asegurar un ambiente libre de contaminación
OBJETIVOS ESPECÍFICOS:	Fortalecer la formación en el área ambiental a niños, niñas y adolescentes de las escuelas rurales, para la implementación de prácticas de conservación de suelos y aguas
RESULTADO:	Prácticas de conservación ejecutadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	155.000					155.000
4.03	Servicios no personales	1.905.000					1.905.000
4.04	Activos reales	90.000					90.000
	TOTAL	**2.150.000**					**2.150.000**

PROYECTO: COD. N.E: 120288 COD. PPTO: 170175000 Consolidar la plataforma organizacional de la estrategia nacional para la conservación de la diversidad biológica, basado en un modelo económico productivo ecosocialista

UNIDAD DE MEDIDA: Plataforma

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 5.000.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Impulsar la construcción y consolidación colectiva del ecosocialismo a través de la consolidación de la plataforma organizacional de la estrategia nacional para la conservación de la diversidad biológica, a través de la creación de 49 grupos de trabajo, partiendo de la herencia histórica de nuestra América y profundizando los valores humanistas de amor, dignidad, participación, responsabilidad, justicia social y solidaridad intergeneracional, como principios y vías para preservar la vida en el planeta y salvar la especie humana

OBJETIVOS ESPECÍFICOS: Garantizar la defensa, conservación y aprovechamiento sustentable de la diversidad biológica nacional

RESULTADO: Plataforma organizacional consolidada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.785.519					2.785.519
4.03	Servicios no personales	1.436.481					1.436.481
4.04	Activos reales	778.000					778.000
	TOTAL	**5.000.000**					**5.000.000**

PROYECTO:	COD. N.E: 120321 COD. PPTO: 170176000 Actualización de la infraestructura tecnológica del MINAMB
UNIDAD DE MEDIDA:	Infraestructura
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	5.000.000
OBJETIVO HISTÓRICO:	Preservar la vida en el planeta y salvar a la especie humana
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover la cooperación, a nivel regional, para el manejo integrado de los recursos naturales transfronterizos
OBJETIVOS ESPECÍFICOS:	Actualizar la infraestructura tecnológica del MINAMB
RESULTADO:	Cableado actualizado, cuartos actualizados y equipamiento tecnológico actualizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.100.000					1.100.000
4.04	Activos reales	3.900.000					3.900.000
	TOTAL	**5.000.000**					**5.000.000**

PROYECTO: COD. N.E: 120936 COD. PPTO: 170177000 Desarrollar un sistema de información de supervisión ambiental (SISAM), para la vigilancia y el control de actividades capaces de degradar el ambiente

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 181.091

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fundar la nueva institucionalidad para la gestión del ambiente, que contribuya a la construcción del estado comunal basado en los principios de ética ecosocialista y soberanía, orientado a la satisfacción de las necesidades humanas respetando los ciclos y procesos de la naturaleza

OBJETIVOS ESPECÍFICOS: Sistema de información operativo para registrar, actualizar registros, obtener reportes de seguimiento y análisis de las actividades capaces de degradar el ambiente

RESULTADO: Modelo conceptual de base de datos para un sistema de información geográfica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	12.330					12.330
4.03	Servicios no personales	19.403					19.403
4.04	Activos reales	149.358					149.358
	TOTAL	**181.091**					**181.091**

PROYECTO: COD. N.E: 120217 COD. PPTO: 170179000 Fortalecer el Plan Nacional de Vigilancia y Control Ambiental año 2014

UNIDAD DE MEDIDA: Circuito

CANTIDAD: Fem.(0) Mas.(0) Total(6)

ASIGNACIÓN PRESUPUESTARIA: 1.572.180

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fundar la nueva institucionalidad para la gestión del ambiente, que contribuya a la construcción del estado comunal basado en los principios de ética ecosocialista y soberanía, orientado a la satisfacción de las necesidades humanas respetando los ciclos y procesos de la naturaleza

OBJETIVOS ESPECÍFICOS: Disminuir el impacto de las actividades susceptibles de degradar el ambiente en áreas prioritarias a nivel nacional

RESULTADO: Supervisión y fiscalización ambiental en áreas de atención prioritarias

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	459.843					459.843
4.03	Servicios no personales	704.832					704.832
4.04	Activos reales	407.505					407.505
	TOTAL	**1.572.180**					**1.572.180**

PROYECTO: COD. N.E: 120234 COD. PPTO: 170180000 Prevención y extinción de los incendios forestales para la conservación de la cuencas hidrográficas y la biodiversidad año 2014

UNIDAD DE MEDIDA: Evento

CANTIDAD: Fem.(0) Mas.(0) Total(1.000)

ASIGNACIÓN PRESUPUESTARIA: 2.315.715

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fundar la nueva institucionalidad para la gestión del ambiente, que contribuya a la construcción del estado comunal basado en los principios de ética ecosocialista y soberanía, orientado a la satisfacción de las necesidades humanas respetando los ciclos y procesos de la naturaleza

OBJETIVOS ESPECÍFICOS: Fortalecer la capacidad de prevención y extinción de los incendios forestales de las comunidades y los grupos voluntarios

RESULTADO: Eventos prevenidos o combatidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.135.345					1.135.345
4.03	Servicios no personales	958.470					958.470
4.04	Activos reales	221.900					221.900
	TOTAL	**2.315.715**					**2.315.715**

PROYECTO:	COD. N.E: 121185 COD. PPTO: 170181000 Determinar la relación causa efecto que generan degradación ambiental en las cuencas alta y media del Río Tuy y baja del Lago de Valencia
UNIDAD DE MEDIDA:	Diagnóstico
CANTIDAD:	Fem.(0) Mas.(0) Total(2)
ASIGNACIÓN PRESUPUESTARIA:	931.014
OBJETIVO HISTÓRICO:	Preservar la vida en el planeta y salvar a la especie humana
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fundar la nueva institucionalidad para la gestión del ambiente, que contribuya a la construcción del estado comunal basado en los principios de ética ecosocialista y soberanía, orientado a la satisfacción de las necesidades humanas respetando los ciclos y procesos de la naturaleza
OBJETIVOS ESPECÍFICOS:	Diagnosticar las relaciones causa efecto relevantes que generan procesos de degradación ambiental en las cuencas alta y media del río Tuy y baja del Lago de Valencia a consecuencia de actividades antrópicas
RESULTADO:	Implementación y desarrollo de acciones de vigilancia y control ambiental en las cuencas alta y media del río Tuy y baja del Lago de Valencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	84.148					84.148
4.03	Servicios no personales	360.466					360.466
4.04	Activos reales	486.400					486.400
	TOTAL	**931.014**					**931.014**

PROYECTO: COD. N.E: 120587 COD. PPTO: 170182000 Estrategias para la gestión integral de los recursos hídricos, en las 16 regiones hidrográficas, fase I

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.550.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar una gestión integral del agua partiendo de las cuencas hidrográficas como unidad de gestión, con el objetivo de satisfacer las necesidades humanas, ecológicas y la demanda generada por los procesos productivos del país

OBJETIVOS ESPECÍFICOS: Establecer el conjunto de actividades necesarias para la gestión integral de las aguas superficiales y subterráneas para garantizar las necesidades humanas, ecológicas y la demanda generada por los procesos productivos del país

RESULTADO: Documentos que contienen la cuantificación de los recursos hídricos de aguas superficiales y subterráneas, charlas y talleres sobre la importancia de la conservación del recurso hídrico y seguimiento a la Secretaría Ejecutiva cuenca del río Unare y al proyecto Formulación del Plan de Gestión Integral de las Aguas en la cuenca del río Tocuyo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	180.000					180.000
4.03	Servicios no personales	1.370.000					1.370.000
	TOTAL	**1.550.000**					**1.550.000**

PROYECTO: COD. N.E: 120559 COD. PPTO: 170183000 Conservación del recurso suelo en los temas de la Convención de Lucha contra la Desertificación

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total(11)

ASIGNACIÓN PRESUPUESTARIA: 1.300.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar una gestión integral del agua partiendo de las cuencas hidrográficas como unidad de gestión, con el objetivo de satisfacer las necesidades humanas, ecológicas y la demanda generada por los procesos productivos del país

OBJETIVOS ESPECÍFICOS: Promover a nivel nacional e internacional, la conservación de los suelos, a través del ecosocialismo, donde se previene y controla la desertificación y la degradación de la tierra, a través de la asistencia integral especializada

RESULTADO: Realización de las actividades requeridas de difusión que impulsen el desarrollo de proyectos socioproductivos, educativos, salud, investigación, entre otros, en las comunidades para la lucha contra la desertificación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	195.000					195.000
4.03	Servicios no personales	1.105.000					1.105.000
	TOTAL	**1.300.000**					**1.300.000**

PROYECTO: COD. N.E: 120649 COD. PPTO: 170184000 Formación, información y organización del poder popular para la defensa ambiental

UNIDAD DE MEDIDA: Participante

CANTIDAD: Fem.(762.255) Mas.(703.621) Total(1.465.876)

ASIGNACIÓN PRESUPUESTARIA: 4.000.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Profundizar la acción educativa y comunicacional en todos los ámbitos de la vida nacional, en función del enriquecimiento y fortalecimiento de una conciencia crítica y acción transformadora que contribuya a la preservación de la vida en el planeta

OBJETIVOS ESPECÍFICOS: Incrementar la participación y capacitar a las comunidades organizadas en la educación ambiental comunitaria

RESULTADO: Incremento de la organización del poder popular y la concientización en la defensa, preservación y conservación del ambiente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	744.250					744.250
4.03	Servicios no personales	3.124.950					3.124.950
4.04	Activos reales	130.800					130.800
	TOTAL	**4.000.000**					**4.000.000**

PROYECTO: COD. N.E: 122375 COD. PPTO: 170278000 Plan nacional de implementación del Convenio de Estocolmo sobre contaminantes orgánicos persistentes (COP): Año 2014

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(9)

ASIGNACIÓN PRESUPUESTARIA: 294.740

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la gestión y manejo integral de los desechos peligrosos y no peligrosos, residuos, emisiones, ruidos, efluentes, con la participación de la comunidad organizada y los distintos niveles de gobierno, para asegurar un ambiente libre de contaminación

OBJETIVOS ESPECÍFICOS: Conocer la situación nacional de los productos catalogados como contaminantes orgánicos persistentes y fortalecer las capacidades humanas en cuanto al tema de COP

RESULTADO: Adecuada gestión de los depósitos de COP

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	92.047					92.047
4.03	Servicios no personales	202.693					202.693
	TOTAL	**294.740**					**294.740**

PROYECTO: COD. N.E: 122371 COD. PPTO: 170279000 Fortalecimiento de los Laboratorios Ambientales del Ministerio del Poder Popular para el Ambiente, Año 2014

UNIDAD DE MEDIDA: Dotación

CANTIDAD: Fem.(0) Mas.(0) Total(12)

ASIGNACIÓN PRESUPUESTARIA: 753.581

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la gestión y manejo integral de los desechos peligrosos y no peligrosos, residuos, emisiones, ruidos, efluentes, con la participación de la comunidad organizada y los distintos niveles de gobierno, para asegurar un ambiente libre de contaminación

OBJETIVOS ESPECÍFICOS: Dotar a los laboratorios del Ministerio del Poder Popular para el Ambiente de insumos, sustancias químicas y equipos necesarios para su funcionamiento anual y así apoyar la gestión de calidad ambiental a nivel regional y nacional

RESULTADO: Dotación de materiales, insumos y servicios de mantenimiento y reparación de equipos a los seis (06) laboratorios ambientales del Ministerio del Poder Popular para el Ambiente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	229.652					229.652
4.03	Servicios no personales	249.682					249.682
4.04	Activos reales	274.247					274.247
	TOTAL	**753.581**					**753.581**

PROYECTO: COD. N.E: 122331 COD. PPTO: 170280000 Monitoreo y evaluaciones para la gestión de la calidad ambiental, Año 2014

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(947)

ASIGNACIÓN PRESUPUESTARIA: 4.951.679

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la gestión y manejo integral de los desechos peligrosos y no peligrosos, residuos, emisiones, ruidos, efluentes, con la participación de la comunidad organizada y los distintos niveles de gobierno, para asegurar un ambiente libre de contaminación

OBJETIVOS ESPECÍFICOS: Fortalecer las herramientas de gestión así como la determinación y evaluación de los parámetros ambientales que permitan mejorar la calidad ambiental y de vida en el territorio nacional

RESULTADO: Evaluaciones y asistencia técnica en el manejo integral de los residuos y desechos, evaluaciones y estudios de impacto ambiental y socio cultural, caracterizaciones ambientales de calidad del agua y del aire

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.135.648					2.135.648
4.03	Servicios no personales	2.155.037					2.155.037
4.04	Activos reales	660.994					660.994
	TOTAL	**4.951.679**					**4.951.679**

PROYECTO: COD. N.E: 120281 COD. PPTO: 170281000 Planificación y coordinación para la gestión forestal a nivel nacional

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 6.000.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Proteger espacios para conservar el agua y la biodiversidad

OBJETIVOS ESPECÍFICOS: Garantizar instrumentos eficientes de planificación y coordinación de la gestión forestal en el ámbito nacional

RESULTADO: Plan de ordenamiento y reglamento de uso aprobado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	678.326					678.326
4.03	Servicios no personales	4.158.174					4.158.174
4.04	Activos reales	1.163.500					1.163.500
	TOTAL	6.000.000					6.000.000

PROYECTO: COD. N.E: 120301 COD. PPTO: 170282000 Remodelación de las áreas de los pisos 10, 21, 22 y reparación de los espacios de elevación vertical en la Torre Sur del Centro Simón Bolivar El Silencio

UNIDAD DE MEDIDA: Metro cuadrado

CANTIDAD: Fem.(0) Mas.(0) Total(1.891)

ASIGNACIÓN PRESUPUESTARIA: 8.000.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fundar la nueva institucionalidad para la gestión del ambiente, que contribuya a la construcción del estado comunal basado en los principios de ética ecosocialista y soberanía, orientado a la satisfacción de las necesidades humanas respectando los ciclos y procesos de la naturaleza

OBJETIVOS ESPECÍFICOS: Remodelar los espacios y reparación de los equipos de elevación vertical del Ministerio del Poder Popular para el Ambiente, en función de mejorar las condiciones de trabajo y obtener beneficios en la prestación de los servicios

RESULTADO: Acondicionamiento de las diferentes áreas de oficinas de las unidades de trabajo y sistema de ascensores del Ministerio del Poder Popular para el Ambiente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	884.943					884.943
4.04	Activos reales	7.115.057					7.115.057
	TOTAL	8.000.000					8.000.000

PROYECTO: COD. N.E: 120224 COD. PPTO: 170283000 Simplificación de Trámites Administrativos en el Sector Ambiente. (I Etapa)

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fundar la nueva institucionalidad para la gestión del ambiente, que contribuya a la construcción del estado comunal basado en los principios de ética ecosocialista y soberanía, orientado a la satisfacción de las necesidades humanas respetando los ciclos y procesos de la naturaleza

OBJETIVOS ESPECÍFICOS: Minimizar los pasos, recaudos y/o elementos que entraben la respuesta oportuna y eficaz por parte de la administración ante los terceros

RESULTADO: Plan de simplificación de trámites administrativo del sector ambiental de acuerdo al marco legal vigente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	305.984					305.984
4.03	Servicios no personales	577.216					577.216
4.04	Activos reales	116.800					116.800
	TOTAL	1.000.000					1.000.000

PROYECTO: COD. PPTO: 179999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(2.907.784.410)

ASIGNACIÓN PRESUPUESTARIA: 2.907.784.410

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos que serán transferidos a los entes adscritos para la ejecución de los proyectos

OBJETIVOS ESPECÍFICOS: Conservación, defensa, mejoramiento y aprovechamiento racional del patrimonio ambiental

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	232.214.467	2.675.569.943				2.907.784.410
	- 001 Optimización de la Gestión de la Calidad del Agua en Poblaciones Mayores a Cinco Mil habitantes		252.292.420				252.292.420
	- 002 Atención Acueductos Rurales y Poblaciones Menores - Fase II		290.274.318				290.274.318
	- 003 Racionalización de los Consumos de Agua Potable y Saneamiento en Zonas Urbanas y Rurales		217.047.095				217.047.095
	- 004 Agua Potable y Saneamiento en Zonas Urbanas y Rurales		118.838.461				118.838.461
	- 005 Rehabilitación y Optimización de las Plantas Mayores de Potabilización de Agua en Venezuela		289.250.000				289.250.000
	- 006 Proyecto Nacional de Gestión y Conservación Ambiental		38.008.404				38.008.404
	- 007 Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos		449.465.356				449.465.356
	- 008 Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní		51.918.185				51.918.185
	- 009 Saneamiento del Río Guaire (Fase III)		789.436.667				789.436.667

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- 010 Generación de la Cartografía Básica en los estados al Norte del Río Orinoco		11.000.000				11.000.000
	- 011 Construcción, Modernización y Optimización de la Infraestructura de los Sistemas de Abastecimiento de Agua Potable a Nivel Nacional		6.300.000				6.300.000
	- 012 Optimización de la Red Hidrometeorológica Nacional		63.000.000				63.000.000
	- 013 Saneamiento y Control del Nivel del Lago de Valencia		98.739.037				98.739.037
	Resto de Fuentes de Financiamiento	232.214.467					232.214.467
	TOTAL	**232.214.467**	**2.675.569.943**				**2.907.784.410**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	232.214.467	2.675.569.943				2.907.784.410
4.07.01.00.00	Transferencias y donaciones corrientes internas	232.214.467					232.214.467
4.07.01.03.00	Transferencias corrientes internas al sector público	232.214.467					232.214.467
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	231.614.467					231.614.467
	- A0052 Instituto Nacional de Parques (INPARQUES)	181.618.143					181.618.143
	- A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)	20.000.000					20.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0103 Fundación Instituto Forestal Latinoamericano	350.000					350.000
	- A0324 Fundación de Educación Ambiental	2.146.324					2.146.324
	- A0343 Fundación Laboratorio Nacional de Hidráulica	500.000					500.000
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	12.000.000					12.000.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)	15.000.000					15.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	600.000					600.000
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	600.000					600.000
4.07.03.00.00	Transferencias y donaciones de capital internas		2.675.569.943				2.675.569.943
4.07.03.03.00	Transferencias de capital internas al sector público		2.675.569.943				2.675.569.943
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		1.501.567.649				1.501.567.649
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)		1.427.567.649				1.427.567.649
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"		11.000.000				11.000.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)		63.000.000				63.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		1.174.002.294				1.174.002.294
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)		1.174.002.294				1.174.002.294

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	878.885.443					878.885.443
4.03	Servicios no personales	10.095.437					10.095.437
	TOTAL	**888.980.880**					**888.980.880**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	33.694.893					33.694.893
4.03	Servicios no personales	73.371.216					73.371.216
4.04	Activos reales	15.313.321					15.313.321
4.07	Transferencias y donaciones	328.495.018					328.495.018
4.11	Disminución de pasivos	2.446.000					2.446.000
	TOTAL	**453.320.448**					**453.320.448**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	328.085.518					328.085.518
4.07.01.00.00	Transferencias y donaciones corrientes internas	328.085.518					328.085.518
4.07.01.03.00	Transferencias corrientes internas al sector público	328.085.518					328.085.518
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	298.285.518					298.285.518
	- A0052 Instituto Nacional de Parques (INPARQUES)	100.000.000					100.000.000
	- A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)	22.926.474					22.926.474
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)	145.618.138					145.618.138
	- A0083 Universidad de Los Andes (ULA)	250.000					250.000
	- A0103 Fundación Instituto Forestal Latinoamericano	401.213					401.213
	- A0343 Fundación Laboratorio Nacional de Hidráulica	1.109.743					1.109.743
	- A0354 Fundación Nacional de Parques Zoológicos y Acuarios	590.239					590.239
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	13.000.000					13.000.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)	14.389.711					14.389.711
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	29.800.000					29.800.000
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)	6.000.000					6.000.000
	- A0615 C.A. Hidrológica Páez (HIDROPAEZ)	6.000.000					6.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0616 C.A. Hidrológica de los Llanos (HIDROLLANOS)	7.000.000					7.000.000
	- A0639 Compañía Nacional de Reforestación (CONARE)	4.000.000					4.000.000
	- A0685 C.A. Hidrológica de la Cordillera Andina (HIDROANDES)	5.000.000					5.000.000
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	800.000					800.000
	- A0697 Empresa Regional Desarrollos Hidráulicos Cojedes, C.A.	1.000.000					1.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	189.000					189.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	189.000					189.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	189.000					189.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	189.000					189.000
	- S1498 Asociación Civil Bienestar y Ambiente (ABAM)	189.000					189.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	220.500					220.500
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	220.500					220.500
4.07.02.01.00	Transferencias corrientes al exterior	220.500					220.500
4.07.02.01.04	Transferencias corrientes a organismos internacionales	220.500					220.500
	- I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)	220.500					220.500

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	284.584.205					284.584.205
	TOTAL	284.584.205					284.584.205

21

Tribunal Supremo de Justicia

TRIBUNAL SUPREMO DE JUSTICIA
POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Tribunal Supremo de Justicia, es parte del Sistema de Justicia y órgano rector del Poder Judicial, en consecuencia, es su máxima autoridad jurisdiccional y ejerce su dirección, gobierno y administración, con la finalidad de asegurar al justiciable la protección y tutela de sus derechos y garantías constitucionales.

El máximo órgano ha considerado prioritario dar continuidad y cumplimiento a los proyectos que permitan garantizar el acceso a la justicia, así como, la inclusión de nuevos proyectos que permitan fortalecer las actividades que se han desempeñado con las comunidades y su acompañamiento en las actividades organizadas en conjunto, enmarcado en el cumplimiento de las siguientes premisas:

- Fortalecimiento y consolidación de los principios de transparencia, autonomía, gratuidad, imparcialidad, independencia, responsabilidad y celeridad del Sistema de Justicia, para garantizar el Estado democrático y social de derecho y de justicia.
- Apuntalamiento y continuación del compromiso de justicia social con las comunidades, acompañamiento social de los trabajadores, las trabajadoras y sus familias en situación de damnificados por emergencias y desastres, a fin de proteger y atender a las familias y personas en refugios.
- Adecuación y mantenimiento de la plataforma tecnológica, los espacios físicos, equipamiento, patrimonio del Máximo Tribunal de la Republica.
- Publicación de ediciones a través del fondo editorial de la Fundación Gaceta Forense.
- Atención de los gastos de personal: magistrados, jueces, funcionarios y empleados administrativos, contratados, obreros, pensionados y jubilados, así como, brindarle la cobertura en asistencia social a su núcleo familiar y a su vez consolidar las políticas en materia laboral con la Ley Orgánica del Trabajo, los trabajadores y las trabajadoras.
- Mantenimiento de la seguridad informática de los Tribunales de la República.
- Formación, actualización y capacitación de los funcionarios del Poder Judicial.
- Fortalecimiento del Fondo Auto Administrado de Salud del Tribunal Supremo de Justicia (TSJFAS) y de la Dirección Ejecutiva de la Magistratura (FASDEM), con la finalidad de fortalecer y profundizar la atención integral en materia de salud, a los trabajadores y sus familiares, con base en la premisa de la disminución del gasto por concepto de pólizas privadas de seguro de vida y seguro de personas.
- La Dirección Ejecutiva de la Magistratura, como órgano auxiliar del Tribunal Supremo de Justicia, dará prioridad al cumplimiento de proyectos orientados a fortalecer el acceso a la justicia, atendiendo los requerimientos de infraestructura y tecnología, así como, la asignación del talento humano requerido para la implementación de diferentes tribunales, abordando las necesidades que se derivan del ordenamiento jurídico vigente.
- Optimización de los procesos institucionales internos, simplificando los trámites administrativos, considerando la creación de nuevos tribunales con el propósito de generar impactos positivos tanto en el aspecto administrativo como social, garantizando la mayor suma de felicidad social.
- Implementación de mecanismos de seguridad en distintas sedes judiciales, para el resguardo de las personas que solicitan el servicio de administración de justicia, así como, de los expedientes y demás bienes ubicados en esas instalaciones.
- En el Plan-Presupuesto 2014 de la DEM se incluyó la Inspectoría General de Tribunales en su labor de evaluar la gestión de los jueces, así como, en la inspección y vigilancia de los Tribunales de la República, al igual que la Escuela Nacional de la Magistratura, para dar continuidad a los procesos de formación de jueces y demás funcionarios del Poder Judicial.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
120.431	210053000	Fortalecimiento de la Función Judicial del Tribunal Supremo de Justicia	Sentencia			7.154	1.532.802.270			1.532.802.270
120.620	210054000	Adecuación, equipamiento y mantenimiento de la infraestructura física y tecnológica del Tribunal Supremo de Justicia	Unidad			1.101	54.031.502			54.031.502
119.970	210055000	Creación, rehabilitación y adecuación de sedes judiciales y administrativas en el ámbito nacional	Sede			1.406	129.999.999			129.999.999
119.991	210056000	Fortalecimiento del Sistema Autogestionado de Salud de la Dirección Ejecutiva de la Magistratura y Dependencias Judiciales	Trámite			607.111	880.510.633			880.510.633
119.981	210057000	Humanización de la Administración de Justicia en el Ámbito Nacional	Dotación			52.302	2.396.070.734			2.396.070.734
119.982	210058000	Fortalecimiento de la gestión judicial a nivel nacional	Atención			5.131	125.826.454			125.826.454
	219999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			2.779.400	2.779.400			2.779.400
						TOTAL	5.122.020.992			5.122.020.992

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
210001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.193.035.060			1.193.035.060
210002000	Gestión administrativa	556.169.388			556.169.388
210003000	Previsión y protección social	1.049.236.520			1.049.236.520
210007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	4.430.040			4.430.040
TOTAL		2.802.871.008			2.802.871.008

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**9.352**	**10.992**		**20.344**	**1.568.454.029**	**98.803.721**	**1.667.257.750**
Altos Funcionarios y de Elección Popular	17	15		32	13.076.888		13.076.888
Alto Nivel y de Dirección		1		1	241.521		241.521
Directivo	926	1.403		2.329	174.461.858	11.972.120	186.433.978
Profesional y Técnico	2.207	2.509		4.716	410.438.120	21.570.582	432.008.702
Personal Administrativo	5.645	6.166		11.811	896.606.646	59.737.240	956.343.886
Personal Docente	7	14		21	1.433.103	108.528	1.541.631
Personal Médico	35	74		109	7.300.419	557.605	7.858.024
Obrero	515	810		1.325	64.895.474	4.857.646	69.753.120
Personal Contratado	**2.277**	**1.649**		**3.926**	**205.406.573**		**205.406.573**
Profesional y Técnico	725	535		1.260	73.118.113		73.118.113
Personal Administrativo	1.305	853		2.158	106.319.138		106.319.138
Personal Docente	4	18		22	1.119.792		1.119.792
Personal Médico	47	69		116	5.860.457		5.860.457
Obrero	196	174		370	18.989.073		18.989.073
TOTAL	**11.629**	**12.641**		**24.270**	**1.773.860.602**	**98.803.721**	**1.872.664.323**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**783**	**927**	**1.710**	**207.015.677**
Empleados	783	927	1.710	207.015.677
Jubilados	**3.155**	**3.826**	**6.981**	**1.262.092.300**
Empleados	3.155	3.826	6.981	1.262.092.300
TOTAL	**3.938**	**4.753**	**8.691**	**1.469.107.977**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	5.366.978.362			5.366.978.362
4.02	Materiales, suministros y mercancías	253.968.005			253.968.005
4.03	Servicios no personales	483.958.602			483.958.602
4.04	Activos reales	297.292.379			297.292.379
4.07	Transferencias y donaciones	1.478.446.381			1.478.446.381
4.11	Disminución de pasivos	44.248.271			44.248.271
	TOTAL	**7.924.892.000**			**7.924.892.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.779.400			2.779.400
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.779.400			2.779.400
4.07.01.03.00	Transferencias corrientes internas al sector público	2.779.400			2.779.400
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.779.400			2.779.400
	- A0475 Fundación Gaceta Forense	2.779.400			2.779.400

PROYECTO: COD. N.E: 120431 COD. PPTO: 210053000 Fortalecimiento de la Función Judicial del Tribunal Supremo de Justicia

UNIDAD DE MEDIDA: Sentencia

CANTIDAD: Fem.(0) Mas.(0) Total(7.154)

ASIGNACIÓN PRESUPUESTARIA: 1.532.802.270

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el servicio de administración de justicia trasparente, equitativo, justo y oportuno que responda a las necesidades de los ciudadanos y ciudadanas

OBJETIVOS ESPECÍFICOS: Consolidar la Función Judicial con base en los principios de transparencia, autonomía, gratuidad, imparcialidad, independencia, responsabilidad y celeridad, para garantizar el Estado democrático y social de derecho y de justicia, mejorando la calidad de acceso a la justicia en el país, elevando los niveles de eficiencia y eficacia de la función judicial.

RESULTADO: Sentencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.182.468.615					1.182.468.615
4.02	Materiales, suministros y mercancías	50.161.902					50.161.902
4.03	Servicios no personales	53.719.597					53.719.597
4.04	Activos reales	2.332.930					2.332.930
4.07	Transferencias y donaciones	228.653.360					228.653.360
4.11	Disminución de pasivos	15.465.866					15.465.866
	TOTAL	**1.532.802.270**					**1.532.802.270**

PROYECTO: COD. N.E: 120620 COD. PPTO: 210054000 Adecuación, equipamiento y mantenimiento de la infraestructura física y tecnológica del Tribunal Supremo de Justicia

UNIDAD DE MEDIDA: Unidad

CANTIDAD: Fem.(0) Mas.(0) Total(1.101)

ASIGNACIÓN PRESUPUESTARIA: 54.031.502

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el servicio de administración de justicia trasparente, equitativo, justo y oportuno que responda a las necesidades de los ciudadanos y ciudadanas

OBJETIVOS ESPECÍFICOS: Adecuar y mantener la plataforma tecnológica, los espacios físicos y equipamiento, patrimonio del Máximo Tribunal, a fin de conformar un sistema integral (espacios físicos y plataforma tecnológica) de herramientas de apoyo óptimo, eficiente y seguro de la función judicial.

RESULTADO: Adecuaciones culminadas y dotación suministrada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.623.543					10.623.543
4.03	Servicios no personales	32.483.573					32.483.573
4.04	Activos reales	10.924.386					10.924.386
	TOTAL	**54.031.502**					**54.031.502**

PROYECTO: COD. N.E: 119970 COD. PPTO: 210055000 Creación, rehabilitación y adecuación de sedes judiciales y administrativas en el ámbito nacional

UNIDAD DE MEDIDA: Sede

CANTIDAD: Fem.(0) Mas.(0) Total(1.406)

ASIGNACIÓN PRESUPUESTARIA: 129.999.999

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno que responda a las necesidades del ciudadano

OBJETIVOS ESPECÍFICOS: Adecuar la estructura física a las características apropiadas que permitan crear y fortalecer la nueva reorganización de la administración de justicia del venezolano

RESULTADO: Sedes óptimas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.018.518					3.018.518
4.03	Servicios no personales	50.363.282					50.363.282
4.04	Activos reales	76.618.199					76.618.199
	TOTAL	**129.999.999**					**129.999.999**

PROYECTO: COD. N.E: 119991 COD. PPTO: 210056000 Fortalecimiento del Sistema Autogestionado de Salud de la Dirección Ejecutiva de la Magistratura y Dependencias Judiciales

UNIDAD DE MEDIDA: Trámite

CANTIDAD: Fem.(0) Mas.(0) Total(607.111)

ASIGNACIÓN PRESUPUESTARIA: 880.510.633

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer y consolidar un sistema de administración de Recursos Humanos del Poder Judicial que dinamice el proceso de Administrar Justicia

OBJETIVOS ESPECÍFICOS: Disminuir el costo de los servicios de salud brindados a los trabajadores de la DEM, dependencias judiciales, y a sus familiares, a través del Sistema Autogestionado de Salud, así como, asistencia en caso de fallecimiento

RESULTADO: Trámite por atención primaria de salud, medicinas, asistencia médica, reembolsos, servicios odontológicos, carta aval, emergencias, seguro de vida y gastos funerarios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	683.533.365					683.533.365
4.03	Servicios no personales	1.200.167					1.200.167
4.07	Transferencias y donaciones	195.777.101					195.777.101
	TOTAL	**880.510.633**					**880.510.633**

PROYECTO:	COD. N.E: 119981 COD. PPTO: 210057000 Humanización de la Administración de Justicia en el Ámbito Nacional
UNIDAD DE MEDIDA:	Dotación
CANTIDAD:	Fem.(0) Mas.(0) Total(52.302)
ASIGNACIÓN PRESUPUESTARIA:	2.396.070.734
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno que responda a las necesidades del ciudadanos
OBJETIVOS ESPECÍFICOS:	Garantizar los recursos necesarios para el funcionamiento de las dependencias judiciales y administrativas con el fin de profundizar la Humanización de la Administración de Justicia
RESULTADO:	Atención oportuna de la ciudadanía mediante la Humanización de la Administración de Justicia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.242.830.979					2.242.830.979
4.02	Materiales, suministros y mercancías	74.341.721					74.341.721
4.03	Servicios no personales	53.952.806					53.952.806
4.04	Activos reales	19.668.400					19.668.400
4.11	Disminución de pasivos	5.276.828					5.276.828
	TOTAL	**2.396.070.734**					**2.396.070.734**

PROYECTO: COD. N.E: 119982 COD. PPTO: 210058000 Fortalecimiento de la gestión judicial a nivel nacional

UNIDAD DE MEDIDA: Atención

CANTIDAD: Fem.(0) Mas.(0) Total(5.131)

ASIGNACIÓN PRESUPUESTARIA: 125.826.454

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno que responda las necesidades del ciudadano

OBJETIVOS ESPECÍFICOS: Inspeccionar los tribunales a nivel nacional, capacitar a sus funcionarios en diferentes materias del ámbito judicial y mejorar los procesos institucionales

RESULTADO: Atención de forma oportuna a los casos ingresados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	83.900.818					83.900.818
4.02	Materiales, suministros y mercancías	13.112.429					13.112.429
4.03	Servicios no personales	21.364.638					21.364.638
4.04	Activos reales	7.448.569					7.448.569
	TOTAL	**125.826.454**					**125.826.454**

PROYECTO: COD. PPTO: 219999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: Fem.(0) Mas.(0) Total(2.779.400)
ASIGNACIÓN PRESUPUESTARIA: 2.779.400
OBJETIVO HISTÓRICO: No Aplica
OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito al Tribunal Supremo de Justicia
OBJETIVOS ESPECÍFICOS: Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito al Tribunal Supremo de Justicia
RESULTADO: 2.779.400

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.779.400					2.779.400
	TOTAL	**2.779.400**					**2.779.400**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.779.400					2.779.400
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.779.400					2.779.400
4.07.01.03.00	Transferencias corrientes internas al sector público	2.779.400					2.779.400
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.779.400					2.779.400
	- A0475 Fundación Gaceta Forense	2.779.400					2.779.400

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.174.244.585					1.174.244.585
4.03	Servicios no personales	18.790.475					18.790.475
	TOTAL	**1.193.035.060**					**1.193.035.060**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	101.280.892					101.280.892
4.03	Servicios no personales	251.083.024					251.083.024
4.04	Activos reales	180.299.895					180.299.895
4.11	Disminución de pasivos	23.505.577					23.505.577
	TOTAL	**556.169.388**					**556.169.388**

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.049.236.520					1.049.236.520
	TOTAL	**1.049.236.520**					**1.049.236.520**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.429.000					1.429.000
4.03	Servicios no personales	1.001.040					1.001.040
4.07	Transferencias y donaciones	2.000.000					2.000.000
	TOTAL	**4.430.040**					**4.430.040**

23

Ministerio Público

MINISTERIO PÚBLICO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio Público, para el ejercicio económico financiero 2014, orientará su gestión al cumplimiento de su misión y concreción de su visión, en el marco del Estado de Derecho, optimizando los diversos procesos que conforman su ámbito de competencias, todo ello para incrementar la capacidad de respuesta a la sociedad, y consolidar una administración de justicia, que respalde el cumplimiento de las disposiciones legales contenidas en la Constitución de la República Bolivariana de Venezuela, el Código Orgánico Procesal Penal, y el ordenamiento legal vigente; acciones que serán acometidas bajo los principios de responsabilidad, objetividad, independencia, idoneidad, transparencia, probidad, ética y excelencia.

El presupuesto institucional ejecutará nueve (9) proyectos y tres (3) acciones centralizadas, dirigiendo sus créditos presupuestarios específicamente a:

- Crear o fortalecer las dependencias, despachos fiscales y las unidades de apoyo, requeridas por los procesos sustantivos y de apoyo, para ampliar la cobertura de nuestros servicios, en beneficio de la población.
- Asegurar presupuestaria y financieramente los gastos de funcionamiento en todo el ámbito territorial, de los procesos realizados por los Despachos Fiscales y las diversas dependencias de la institución.
- Perfeccionar los procesos que constituyen la razón de ser de la institución, para optimizar el servicio público, que ofrecemos a la colectividad.
- Formar el talento humano, para lograr la eficacia y eficiencia en el desempeño de competencias.
- Apoyar la modernización tecnológica, a través de la ampliación y mantenimiento de redes de interconexión entre las sedes del Ministerio Público, dotación de equipos con tecnología de punta y desarrollo de sistemas capaces de acelerar los procesos medulares y de apoyo, aumentando con ello respuestas oportunas requeridas por los ciudadanos y ciudadanas.
- Avalar presupuestariamente las operaciones que propicien la seguridad de los visitantes en todas las áreas de trabajo del Ministerio Público y a sus trabajadores y el resguardo de los materiales, bienes muebles e inmuebles.
- Promover el acceso a los venezolanos y venezolanas, a la información oportuna y al conocimiento de sus derechos como ciudadanos.
- Garantizar los gastos de servicios básicos, así como las erogaciones vinculadas con el mantenimiento preventivo y correctivo de bienes muebles e inmuebles.
- Asegurar las erogaciones vinculadas con los beneficios directos e indirectos del recurso humano, tanto activo como pasivo.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
120.381	230048000	Actuaciones de Investigación en el Proceso Penal y en los Procedimientos Administrativos	actuación			2.365.129	895.481.262			895.481.262
120.413	230049000	Formación y Capacitación de los Funcionarios del Ministerio Público y Otros Operadores del Sistema de Justicia.	funcionario			17.341	25.733.382			25.733.382
120.467	230050000	Sistema Integral de Comunicación e Información del Ministerio Público	campaña publicitaria			164	6.593.170			6.593.170
120.447	230051000	Adecuación de Espacios Físicos para el Funcionamiento de Despachos Fiscales y Unidades de Apoyo del Ministerio Público.	espacio			26	111.406.580			111.406.580
120.459	230052000	Fortalecimiento de la Gestión Social del Ministerio Público.	evento			2.470	3.031.737			3.031.737
120.436	230053000	Peritajes por Actuación de Investigación Penal en el Ámbito Nacional.	experticia			3.681	39.999.847			39.999.847
120.441	230054000	Adecuación de la Plataforma Tecnológica de las Dependencias del Ministerio Público	despacho			28	3.609.906			3.609.906
120.443	230055000	Unidades Operativas y de Apoyo para la Gestión Institucional	unidad			26	33.265.836			33.265.836
120.395	230056000	Seguridad Integral de las Instalaciones del Ministerio Público a Nivel Nacional.	sede			20	12.997.600			12.997.600
						TOTAL	**1.132.119.320**			**1.132.119.320**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
230001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	750.709.212			750.709.212
230002000	Gestión administrativa	393.224.506			393.224.506
230003000	Previsión y protección social	336.314.962			336.314.962
	TOTAL	1.480.248.680			1.480.248.680

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**4.580**	**2.101**	**652**	**7.333**	**431.550.488**	**2.652.000**	**434.202.488**
Altos Funcionarios y de Elección Popular	1			1	428.112		428.112
Alto Nivel y de Dirección	1			1	356.760		356.760
Directivo	90	58		148	9.435.092		9.435.092
Profesional y Técnico	2.335	1.557	376	4.268	239.892.965		239.892.965
Personal Administrativo	1.557	314	250	2.121	159.948.850	2.652.000	162.600.850
Obrero	596	172	26	794	21.488.709		21.488.709
Personal Contratado	**409**	**273**		**682**	**24.638.071**		**24.638.071**
Profesional y Técnico	252	168		420	15.105.798		15.105.798
Personal Administrativo	157	105		262	9.532.273		9.532.273
TOTAL	**4.989**	**2.374**	**652**	**8.015**	**456.188.559**	**2.652.000**	**458.840.559**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**204**	**136**	**340**	**32.669.256**
Empleados	204	136	340	32.669.256
Jubilados	**1.308**	**872**	**2.180**	**303.645.706**
Empleados	1.308	872	2.180	303.645.706
TOTAL	**1.512**	**1.008**	**2.520**	**336.314.962**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.681.677.837			1.681.677.837
4.02	Materiales, suministros y mercancías	89.763.255			89.763.255
4.03	Servicios no personales	294.519.491			294.519.491
4.04	Activos reales	194.729.255			194.729.255
4.07	Transferencias y donaciones	346.378.162			346.378.162
4.11	Disminución de pasivos	5.300.000			5.300.000
	TOTAL	**2.612.368.000**			**2.612.368.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	6.000.000			6.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.000.000			6.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	6.000.000			6.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.000.000			6.000.000
	- A0239 Fundación para la Investigación, Capacitación y Desarrollo de la Función Fiscal	6.000.000			6.000.000

PROYECTO: COD. N.E: 120381 COD. PPTO: 230048000 Actuaciones de Investigación en el Proceso Penal y en los Procedimientos Administrativos

UNIDAD DE MEDIDA: Actuación

CANTIDAD: Fem.(0) Mas.(0) Total(2.365.129)

ASIGNACIÓN PRESUPUESTARIA: 895.481.262

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo, y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano, el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Atender los casos pendientes por concluir desde el año 2008, amparado en la realización de actuaciones y diligencias para la prosecución de los casos y la atención integral a las víctimas de delitos.

RESULTADO: Atención a los casos y demandas interpuestas por la colectividad ante el Ministerio Público, mediante la resolución de casos y la realización de actuaciones instruidas por los fiscales del Ministerio Público, según las competencias y atribuciones establecidas en la legislación venezolana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	872.390.618					872.390.618
4.02	Materiales, suministros y mercancías	872.875					872.875
4.03	Servicios no personales	20.802.418					20.802.418
4.04	Activos reales	1.415.351					1.415.351
	TOTAL	**895.481.262**					**895.481.262**

PROYECTO: COD. N.E: 120413 COD. PPTO: 230049000 Formación y Capacitación de los Funcionarios del Ministerio Público y Otros Operadores del Sistema de Justicia.

UNIDAD DE MEDIDA: Funcionario

CANTIDAD: Fem.(0) Mas.(0) Total(17.341)

ASIGNACIÓN PRESUPUESTARIA: 25.733.382

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo, y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano, el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.

OBJETIVOS ESPECÍFICOS: Optimizar el desempeño de los funcionarios (fiscales y abogados) del Ministerio Público, y otros funcionarios del Sistema de Justicia, principalmente los pertenecientes a los organismos de investigación penal y cuerpos policiales, mediante la formación, capacitación e investigación que faciliten la actualización y especialización de sus conocimientos técnicos jurídicos, así como el desarrollo de habilidades y destrezas que coadyuven con el cumplimiento de sus funciones de acuerdo a los principios y valores que se promueven en la Institución.

RESULTADO: Formación, capacitación e investigación de alto nivel académico, fortaleciendo el desempeño de los funcionarios del Ministerio del Público y funcionarios del Sistema de Justicia, principalmente los pertenecientes a los organismos de investigación penal y cuerpos policiales, cumpliendo con un servicio público humanizado, oportuno, ético y de calidad en el marco de sus competencias constitucionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	9.196.961					9.196.961
4.02	Materiales, suministros y mercancías	3.169.232					3.169.232
4.03	Servicios no personales	11.594.089					11.594.089
4.04	Activos reales	1.683.400					1.683.400
4.07	Transferencias y donaciones	89.700					89.700
	TOTAL	**25.733.382**					**25.733.382**

PROYECTO: COD. N.E: 120467 COD. PPTO: 230050000 Sistema Integral de Comunicación e Información del Ministerio Público

UNIDAD DE MEDIDA: Campaña Publicitaria

CANTIDAD: Fem.(0) Mas.(0) Total(164)

ASIGNACIÓN PRESUPUESTARIA: 6.593.170

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo, y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el sistema de justicia venezolano.

OBJETIVOS ESPECÍFICOS: Difundir el rol del Ministerio Público en las distintas comunidades del país, a través de una campaña de divulgación con el fin de educar sobre los servicios que ofrece la Institución a los ciudadanos que son víctimas de delitos, para que las personas que en determinada situación sean afectadas por un hecho punible estén en conocimiento de dónde acudir y de los derechos que los asisten.

RESULTADO: Difundir las funciones del Ministerio Público y su rol en el Sistema de Justicia venezolano, a los fines de fortalecer el ejercicio de los derechos ciudadanos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	5.904.461					5.904.461
4.04	Activos reales	688.709					688.709
	TOTAL	**6.593.170**					**6.593.170**

PROYECTO: COD. N.E: 120447 COD. PPTO: 230051000 Adecuación de Espacios Físicos para el Funcionamiento de Despachos Fiscales y Unidades de Apoyo del Ministerio Público.

UNIDAD DE MEDIDA: Espacio

CANTIDAD: Fem.(0) Mas.(0) Total(26)

ASIGNACIÓN PRESUPUESTARIA: 111.406.580

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo, y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el sistema de justicia venezolano.

OBJETIVOS ESPECÍFICOS: Garantizar la infraestructura físico-espacial del Ministerio Público, mediante el equipamiento y óptimo funcionamiento de las diferentes dependencias para mejorar tiempos y calidad de respuesta a nivel nacional.

RESULTADO: Adecuación de veinte seis (26) espacios físicos para el funcionamiento de nuevos Despachos Fiscales y Unidades, a los fines de promover una atención más expedita a la población venezolana y la adquisición de una (01) sede.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	11.400.705					11.400.705
4.04	Activos reales	100.005.875					100.005.875
	TOTAL	**111.406.580**					**111.406.580**

PROYECTO: COD. N.E: 120459 COD. PPTO: 230052000 Fortalecimiento de la Gestión Social del Ministerio Público.

UNIDAD DE MEDIDA: Evento

CANTIDAD: Fem.(0) Mas.(0) Total(2.470)

ASIGNACIÓN PRESUPUESTARIA: 3.031.737

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo, y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el sistema de justicia venezolano

OBJETIVOS ESPECÍFICOS: Potenciar el desarrollo de la gestión social del Ministerio Público a través de la participación protagónica en el diseño, ejecución y evaluación de acciones incluyentes y humanistas en materia de gestión social, para contribuir al desarrollo del nuevo servidor público y la irrupción del Poder Popular en el nuevo Estado Social y Democrático, de Derecho y de Justicia

RESULTADO: Desarrollo de la acción social institucional a través de la participación protagónica del Poder Popular y funcionarios del Ministerio Público, a los fines de fortalecer el proceso de municipalización de la justicia.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	62.401					62.401
4.02	Materiales, suministros y mercancías	368.328					368.328
4.03	Servicios no personales	2.472.178					2.472.178
4.04	Activos reales	128.830					128.830
	TOTAL	**3.031.737**					**3.031.737**

PROYECTO: COD. N.E: 120436 COD. PPTO: 230053000 Peritajes por Actuación de Investigación Penal en el Ámbito Nacional.

UNIDAD DE MEDIDA: Experticia

CANTIDAD: Fem.(0) Mas.(0) Total(3.681)

ASIGNACIÓN PRESUPUESTARIA: 39.999.847

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo, y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales, dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia Venezolano.

OBJETIVOS ESPECÍFICOS: Generar estudios técnico científico de investigación criminal y peritajes vinculados con Causas iniciadas en las materias de Derechos Fundamentales, Delitos Comunes y Defensa Ambiental, a fin de determinar la verdad de los hechos, el hecho punible, identificación de autores y partícipes y alcance del daño causado.

RESULTADO: 5.590 informes periciales elaborados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	31.782.896					31.782.896
4.02	Materiales, suministros y mercancías	3.901.400					3.901.400
4.03	Servicios no personales	2.070.491					2.070.491
4.04	Activos reales	2.245.060					2.245.060
	TOTAL	**39.999.847**					**39.999.847**

PROYECTO:	COD. N.E: 120441 COD. PPTO: 230054000 Adecuación de la Plataforma Tecnológica de las Dependencias del Ministerio Público
UNIDAD DE MEDIDA:	Despacho
CANTIDAD:	Fem.(0) Mas.(0) Total(28)
ASIGNACIÓN PRESUPUESTARIA:	3.609.906
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano el acceso a la justicia y a fortalecer la credibilidad en el sistema de justicia venezolano.
OBJETIVOS ESPECÍFICOS:	Optimizar el funcionamiento de las Dependencias del Ministerio Público a través del despliegue de aplicaciones informáticas y la modernización de la infraestructura tecnológica.
RESULTADO:	Despachos Fiscales del Ministerio Público Automatizados, esto implica que posean aplicaciones interoperables, infraestructura tecnológica adecuada, sistema de gestión documental instalado y módulos de información multimedia operativos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	3.333.906					3.333.906
4.04	Activos reales	276.000					276.000
	TOTAL	**3.609.906**					**3.609.906**

PROYECTO:	COD. N.E: 120443 COD. PPTO: 230055000 Unidades Operativas y de Apoyo para la Gestión Institucional
UNIDAD DE MEDIDA:	Unidad
CANTIDAD:	Fem.(0) Mas.(0) Total(26)
ASIGNACIÓN PRESUPUESTARIA:	33.265.836
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo, y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano, el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.
OBJETIVOS ESPECÍFICOS:	Crear Despachos Fiscales y unidades de apoyo técnico que permitan la adecuación de la estructura orgánica funcional de la Institución, en procura de ampliar la cobertura de su actuación a todos los sectores del ámbito nacional, garantizando una respuesta oportuna a las demandas de la sociedad.
RESULTADO:	Puesta en funcionamiento de veinte (20) Despachos Fiscales y Fiscalías Municipales y, la conformación de seis (06) unidades técnicas especializadas que respalden las acciones de los Fiscales u optimicen el funcionamiento de los distintos Despachos Fiscales en el ámbito nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	26.251.106					26.251.106
4.02	Materiales, suministros y mercancías	3.182.415					3.182.415
4.03	Servicios no personales	3.117.648					3.117.648
4.04	Activos reales	714.667					714.667
	TOTAL	**33.265.836**					**33.265.836**

PROYECTO:	COD. N.E: 120395 COD. PPTO: 230056000 Seguridad Integral de las Instalaciones del Ministerio Público a Nivel Nacional.
UNIDAD DE MEDIDA:	Sede
CANTIDAD:	Fem.(0) Mas.(0) Total(20)
ASIGNACIÓN PRESUPUESTARIA:	12.997.600
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Responder de manera oportuna las demandas de la colectividad, mediante el establecimiento de acciones institucionales e interinstitucionales dirigidas a facilitar al ciudadano, el acceso a la justicia y a fortalecer la credibilidad en el Sistema de Justicia venezolano.
OBJETIVOS ESPECÍFICOS:	Garantizar la seguridad del personal que labora en las sedes del Ministerio Público, así como, el resguardo de los expedientes judiciales y los bienes nacionales, mediante la instalación de un sistema de seguridad integral que permita la creación de un ambiente seguro para el desarrollo de las funciones del personal que labora en la institución.
RESULTADO:	Instalación del Sistema de Seguridad Integral en veinte (20) sedes del Ministerio Público, a fin de procurar la seguridad personal de los funcionarios y visitantes a la Institución, la documentación y los bienes nacionales existentes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.827.230					3.827.230
4.03	Servicios no personales	4.864.081					4.864.081
4.04	Activos reales	4.306.289					4.306.289
	TOTAL	**12.997.600**					**12.997.600**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	741.993.855					741.993.855
4.03	Servicios no personales	8.715.357					8.715.357
TOTAL		**750.709.212**					**750.709.212**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	74.441.775					74.441.775
4.03	Servicios no personales	220.244.157					220.244.157
4.04	Activos reales	83.265.074					83.265.074
4.07	Transferencias y donaciones	9.973.500					9.973.500
4.11	Disminución de pasivos	5.300.000					5.300.000
TOTAL		**393.224.506**					**393.224.506**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.000.000					6.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.000.000					6.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	6.000.000					6.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.000.000					6.000.000
	- A0239 Fundación para la Investigación, Capacitación y Desarrollo de la Función Fiscal	6.000.000					6.000.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	336.314.962					336.314.962
	TOTAL	**336.314.962**					**336.314.962**

25

Procuraduría General de la República

PROCURADURÍA GENERAL DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Presupuesto para el ejercicio Económico Financiero 2014, fue elaborado tomando en consideración el contexto de la política nacional de racionalización del gasto y la política gubernamental establecida en las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, el cual comprende cinco (5) grandes objetivos históricos: Defender, expandir y consolidar la Independencia Nacional; Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo; Convertir a Venezuela en un país potencia en lo social, lo económico y lo político para garantizar la conformación de una zona de paz en nuestra América; Contribuir al desarrollo de una nueva geopolítica internacional que permita lograr el equilibrio del universo garantizando la paz planetaria y preservar la vida en el planeta para salvar a la especie humana, reivindicando la suprema felicidad social.

El Presupuesto se soporta en los objetivos históricos, que plantea el Plan de la Patria 2013-2019, buscando alcanzar la Suprema Felicidad Social y la Independencia Nacional. En este sentido, la política presupuestaria está destinada a cumplir con la acción que le otorga la Constitución de la República Bolivariana de Venezuela en su artículo 247 de asesorar jurídicamente a los órganos del Poder Público Nacional y ejercer la defensa y representación judicial y extrajudicial de los derechos, bienes e intereses patrimoniales de la República.

En este sentido, se tiene previsto continuar fortaleciendo y consolidando la trascendencia del rol constitucional que posee y a la vez apoyar la continuidad del desarrollo Geopolítico Internacional, sumando esfuerzos por desmontar el sistema neocolonial de dominación imperial, mediante la ejecución de Proyectos para continuar el impulso estratégico de la alianza con el pueblo y las comunidades; atendiendo, orientando y apoyando las necesidades jurídicas de la ciudadanía, de los proyectos Socio-Productivos, la capacitación y formación popular de los Procuradores Comunales, entre otros.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
122.691	250034000	Organización y adiestramiento del Cuerpo Combatiente de la Procuraduría General de la República	Entrenamiento			88	156.800			156.800
122.744	250035000	Fortalecimiento de la Planta Física de la Procuraduría General de la República	Mantenimiento			27	806.400			806.400
122.878	250036000	Participación Popular en la Defensa de los Derechos y Bienes patrimoniales de la República	Población			5.000	875.040			875.040
122.617	250037000	Asesorar y Defender los Bienes e Intereses Patrimoniales de la República	Caso			21.749	38.218.972			38.218.972
122.618	250038000	Rehabilitación, Conservación y Mantenimiento de la Plataforma Tecnológica de la Procuraduría General de la República	Mantenimiento			76	5.449.146			5.449.146
122.812	250039000	Desarrollo del Sistema Estadístico de información de la Procuraduría General de la República.	Boletín			34	923.334			923.334
	259999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.000.000	1.000.000			1.000.000
						TOTAL	47.429.692			47.429.692

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
250001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	42.571.211			42.571.211
250002000	Gestión administrativa	30.775.843			30.775.843
250003000	Previsión y protección social	8.562.454			8.562.454
250007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	660.800			660.800
	TOTAL	**82.570.308**			**82.570.308**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**158**	**144**	**21**	**323**	**10.942.711**	**934.870**	**11.877.581**
Altos Funcionarios y de Elección Popular		1		1	71.537		71.537
Alto Nivel y de Dirección	30	38	1	69	3.428.948		3.428.948
Profesional y Técnico	66	35	20	121	3.877.879		3.877.879
Personal Administrativo	40	36		76	2.187.045		2.187.045
Obrero	22	34		56	1.377.302	934.870	2.312.172
Personal Contratado	**58**	**54**		**112**	**4.377.203**		**4.377.203**
Profesional y Técnico	38	32		70	2.736.702		2.736.702
Personal Administrativo	15	12		27	1.322.093		1.322.093
Obrero	5	10		15	318.408		318.408
TOTAL	**216**	**198**	**21**	**435**	**15.319.914**	**934.870**	**16.254.784**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**26**	**12**	**38**	**2.438.169**
Alto Nivel y de Dirección	6	2	8	612.914
Empleados	20	10	30	1.825.255
Jubilados	**50**	**27**	**77**	**6.124.285**
Alto Nivel y de Dirección	10	8	18	1.439.913
Empleados	40	19	59	4.684.372
TOTAL	**76**	**39**	**115**	**8.562.454**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	82.362.218			82.362.218
4.02	Materiales, suministros y mercancías	9.069.854			9.069.854
4.03	Servicios no personales	27.608.478			27.608.478
4.04	Activos reales	370.500			370.500
4.07	Transferencias y donaciones	10.470.454			10.470.454
4.11	Disminución de pasivos	118.496			118.496
	TOTAL	130.000.000			130.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.000.000			1.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.000.000			1.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.000.000			1.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.000.000			1.000.000
	- A0403 Fundación Procuraduría	1.000.000			1.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	39.000			39.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	39.000			39.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	39.000			39.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	39.000			39.000
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	2.000			2.000
	- S0916 Sindicato Único de Obreros Dependientes del Estado (S.U.O.D.E.)	2.000			2.000
	- S1323 Asociación de Jubilados y pensionados de la Procuraduría General	35.000			35.000

PROYECTO: COD. N.E: 122691 COD. PPTO: 250034000 Organización y adiestramiento del Cuerpo Combatiente de la Procuraduría General de la República

UNIDAD DE MEDIDA: Entrenamiento

CANTIDAD: Fem.(0) Mas.(0) Total(88)

ASIGNACIÓN PRESUPUESTARIA: 156.800

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la seguridad jurídica de la actuación del Estado, el respeto del ordenamiento jurídico público y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas de defensa y de representación judicial y extrajudicial de los intereses patrimoniales de la Nación venezolana.

OBJETIVOS ESPECÍFICOS: Fortalecer Integralmente al personal que conforma el Cuerpo Combatiente de la Procuraduría General de la República, con el fin de coadyuvar con la Fuerza Armada Nacional Bolivariana en la defensa integral de la Nación.

RESULTADO: Cuerpo de Combatientes con capacidad Cívico-Militar Formados y Capacitados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	140.000					140.000
4.03	Servicios no personales	16.800					16.800
	TOTAL	**156.800**					**156.800**

PROYECTO:	COD. N.E: 122744 COD. PPTO: 250035000 Fortalecimiento de la Planta Física de la Procuraduría General de la República
UNIDAD DE MEDIDA:	mantenimiento
CANTIDAD:	Fem.(0) Mas.(0) Total(27)
ASIGNACIÓN PRESUPUESTARIA:	806.400
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Asesorar Jurídicamente a los órganos del Poder Público Nacional y ejercer la defensa y representación judicial y extrajudicial de los derechos, bienes e intereses patrimoniales de la República.
OBJETIVOS ESPECÍFICOS:	Fortalecer la estructura funcional de la Procuraduría, tanto en su sede administrativa como en sus sedes regionales, a través del mejoramiento de sus condiciones físicas, equipamiento integral, con la finalidad de optimizar las condiciones físico- ambientales del Organismo en beneficio de la Patria, sus trabajadores y trabajadoras y del entorno donde funciona.
RESULTADO:	Contar con una adecuada infraestructura que permita a sus trabajadores contar con un sistema de ventilación, un sistema alternativo para el suministro de energía eléctrica alterna con el fin de garantizar la sostenibilidad energética, durante el desarrollo de las actividades laborales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	516.400					516.400
4.04	Activos reales	290.000					290.000
	TOTAL	**806.400**					**806.400**

PROYECTO: COD. N.E: 122878 COD. PPTO: 250036000 Participación Popular en la Defensa de los Derechos y Bienes patrimoniales de la República

UNIDAD DE MEDIDA: población

CANTIDAD: Fem.(0) Mas.(0) Total(5.000)

ASIGNACIÓN PRESUPUESTARIA: 875.040

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la seguridad jurídica de la actuación del Estado, el respeto del ordenamiento jurídico público y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas de defensa y de representación judicial y extrajudicial de los intereses patrimoniales de la Nación venezolana.

OBJETIVOS ESPECÍFICOS: Constituir y brindar un espacio de participación individual y colectiva para el logro óptimo de la gestión pública.

RESULTADO: El Pueblo Soberano conociendo y defendiendo los derechos y deberes como ciudadanos de ésta Patria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	67.000					67.000
4.03	Servicios no personales	8.040					8.040
4.07	Transferencias y donaciones	800.000					800.000
	TOTAL	**875.040**					**875.040**

PROYECTO:	COD. N.E: 122617 COD. PPTO: 250037000 Asesorar y Defender los Bienes e Intereses Patrimoniales de la República
UNIDAD DE MEDIDA:	caso
CANTIDAD:	Fem.(0) Mas.(0) Total(21.749)
ASIGNACIÓN PRESUPUESTARIA:	38.218.972
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar la seguridad jurídica de la actuación del Estado, el respeto del ordenamiento jurídico público y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas de defensa y de representación judicial y extrajudicial de los intereses patrimoniales de la Nación venezolana.
OBJETIVOS ESPECÍFICOS:	Crear una sólida arquitectura ética de valores que conformen la Nación, la República y el Estado moral socialista.
RESULTADO:	El 100% en el servicio de Asesorías, opiniones jurídicas, juicios atendidos, actuaciones realizadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	34.828.646					34.828.646
4.03	Servicios no personales	3.390.326					3.390.326
	TOTAL	**38.218.972**					**38.218.972**

PROYECTO:	COD. N.E: 122618 COD. PPTO: 250038000 Rehabilitación, Conservación y Mantenimiento de la Plataforma Tecnológica de la Procuraduría General de la República
UNIDAD DE MEDIDA:	mantenimiento
CANTIDAD:	Fem.(0) Mas.(0) Total(76)
ASIGNACIÓN PRESUPUESTARIA:	5.449.146
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Asesorar Jurídicamente a los órganos del Poder Público Nacional y ejercer la defensa y representación judicial y extrajudicial de los derechos, bienes e intereses patrimoniales de la República.
OBJETIVOS ESPECÍFICOS:	Rehabilitar, conservar y mantener la plataforma tecnológica de la Procuraduría General de la República, con la finalidad de dar respuestas oportunas y efectivas a los requerimientos de los sistemas en producción, a la vez garantizar un óptimo resguardo de las aplicaciones informáticas desarrolladas dentro de la institución; así como también la interrelación de los sistemas externos que con lleven al buen funcionamiento legal y administrativo.
RESULTADO:	Dotación, Adecuación, Mantenimientos de Software y Hardware

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.168.269					4.168.269
4.02	Materiales, suministros y mercancías	960.884					960.884
4.03	Servicios no personales	258.993					258.993
4.04	Activos reales	61.000					61.000
	TOTAL	**5.449.146**					**5.449.146**

PROYECTO:	COD. N.E: 122812 COD. PPTO: 250039000 Desarrollo del Sistema Estadístico de información de la Procuraduría General de la República.
UNIDAD DE MEDIDA:	boletín
CANTIDAD:	Fem.(0) Mas.(0) Total(34)
ASIGNACIÓN PRESUPUESTARIA:	923.334
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar la seguridad jurídica de la actuación del Estado, el respeto del ordenamiento jurídico público y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas de defensa y de representación judicial y extrajudicial de los intereses patrimoniales de la Nación venezolana.
OBJETIVOS ESPECÍFICOS:	Garantizar el desarrollo del Sistema Estadístico de información de la Procuraduría General de la República, para la elaboración de Boletines Estadísticos que presenten tanto al público, como a los entes del Estado, el desempeño jurídico Institucional.
RESULTADO:	Diseño e instrumentación de un sistema estadístico de información, generación de indicadores de gestión mediante estudios técnicos y emisión de boletines informativos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	836.745					836.745
4.02	Materiales, suministros y mercancías	3.900					3.900
4.03	Servicios no personales	63.189					63.189
4.04	Activos reales	19.500					19.500
	TOTAL	**923.334**					**923.334**

PROYECTO:	COD. PPTO: 259999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(1.000.000)
ASIGNACIÓN PRESUPUESTARIA:	1.000.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito a la Procuraduría General de la República
OBJETIVOS ESPECÍFICOS:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito a la Procuraduría General de la República
RESULTADO:	1.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.000.000					1.000.000
	TOTAL	**1.000.000**					**1.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.000.000					1.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.000.000					1.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.000.000					1.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.000.000					1.000.000
	- A0403 Fundación Procuraduría	1.000.000					1.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	42.528.558					42.528.558
4.03	Servicios no personales	42.653					42.653
TOTAL		42.571.211					42.571.211

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.358.070					7.358.070
4.03	Servicios no personales	23.191.277					23.191.277
4.07	Transferencias y donaciones	108.000					108.000
4.11	Disminución de pasivos	118.496					118.496
TOTAL		30.775.843					30.775.843

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	39.000					39.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	39.000					39.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	39.000					39.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	39.000					39.000
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	2.000					2.000
	- S0916 Sindicato Único de Obreros Dependientes del Estado (S.U.O.D.E.)	2.000					2.000
	- S1323 Asociación de Jubilados y pensionados de la Procuraduría General	35.000					35.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	8.562.454					8.562.454
	TOTAL	**8.562.454**					**8.562.454**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	540.000					540.000
4.03	Servicios no personales	120.800					120.800
	TOTAL	**660.800**					**660.800**

26

Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz

MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES, JUSTICIA Y PAZ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En función de los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, dentro del Segundo Objetivo Histórico "Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad, para nuestro pueblo", el Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz, ha formulado los proyectos dirigidos a mejorar la prestación de servicios, en el marco de la Gran Misión ¡A Toda Vida Venezuela! y el Plan Patria Segura, como órgano rector en la formulación, ejecución, evaluación y seguimiento de las políticas, planes y estrategias del Estado Venezolano dirigidas a garantizar la seguridad y el orden interno del país en cooperación con los poderes públicos y la comunidad; brindando confianza, tranquilidad, justicia y paz a la ciudadanía, a través de una institución moderna, con un recurso humano competente que propugna como valores fundamentales la ética y el respeto a los derechos humanos.

Dichos proyectos se enmarcan en las siguientes políticas que regirán la gestión ministerial:

- Consolidar la implementación del nuevo modelo policial mediante la formación, capacitación, profesionalización y entrenamiento del servicio de policía y otros órganos de seguridad ciudadana a nivel nacional en función de dar cumplimiento a los programas integrales que permiten disminuir los factores de riesgo asociados a la violencia y la delincuencia.
- Consolidar la investigación criminal y el esclarecimiento de hechos punibles a través del Sistema Integrado de Investigación Penal, así como también contribuir a la refundación y transformación del régimen de investigación penal en coordinación con los demás órganos auxiliares del sistema de justicia penal del país.
- Consolidar una estructura social que promueva la participación protagónica de los miembros de las comunidades en programas de seguridad y convivencia ciudadana.
- Promover la prevención y mitigación de desastres a través de la sensibilización de la población en materia de prevención ambiental y la promoción de una cultura corresponsable que implique el cumplimiento de las normas de seguridad contra riesgos y desastres naturales, con el propósito de garantizar el salvaguardo de la vida y los bienes de ciudadanía.
- Desarrollar un sistema integrado social humanista que dicte lineamientos y mecanismos de acción nacional para la prevención del uso indebido de drogas; el tratamiento, rehabilitación y reinserción social de la persona consumidora; el combate al tráfico ilícito de drogas y el impulso de las relaciones internacionales a fin de coadyuvar con la seguridad integral y con la cultura de paz.
- Optimizar el servicio de identificación, migración y extranjería para proteger y garantizar el derecho a la identidad de todos los ciudadanos y ciudadanas venezolanas dentro y fuera del territorio nacional, así como también a las extranjeras y extranjeros dentro del país.
- Profundizar el fortalecimiento institucional dando continuidad a los procesos de reestructuración, y la modernización de la plataforma tecnológica del organismo y sus entes adscritos, avanzar en la lucha contra la burocracia y fomentar la creación de la nueva institucionalidad, caracterizada por un Estado social de derecho y justicia.
- Fortalecer los servicios de transporte terrestre, mediante la desconcentración y simplificación de los trámites administrativos, facilitando el acceso a una mayor cantidad de usuarios, permitiendo mantener una red de infraestructura y servicios idóneos de control y fiscalización del sector, con impactos positivos en la seguridad del conductor, pasajero y transeúnte.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
N.E	Ppto.								
101930	260057000	Fortalecimiento del Sistema de Protección Civil	02-01-09	31-12-15	8.537.917	22.352.736	291.335.918		322.226.571
				TOTAL	8.537.917	22.352.736	291.335.918		322.226.571

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
101.930	260057000	Fortalecimiento del Sistema de Protección Civil	asistencia técnica			236	22.352.736			22.352.736
120.532	260134000	Fortalecimiento de la Plataforma Tecnológica del Centro de Seguridad y Atención de Emergencias 171	punto de acceso			300	18.734.819			18.734.819
120.343	260135000	Integración efectiva de la población costera-insular venezolana del Archipiélago Los Testigos y las costas venezolanas pertenecientes a los estados: Nueva Esparta, Zulia, Falcón, Sucre, Anzoátegui, Carabobo, Miranda y Vargas, en la dinámica nacional que favorezca la aplicación de las políticas públicas.	población	434.402	651.602	1.086.004	9.579.154			9.579.154
120.470	260137000	Desarrollo normativo y evaluación de los servicios de policía e investigación penal	informe			10	32.007.560			32.007.560
120.496	260138000	Actualización de la Plataforma de Sistemas, Servicios y Telecomunicaciones del Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz. Fase II.	servicio			87	40.192.498			40.192.498
120.733	260139000	Creación de la Dirección de Capacitación y Adiestramiento de Vigilancia y Seguridad Privada en la ciudad de Caracas - Dtto. Capital.	instrucción			700	2.559.652			2.559.652
120.388	260140000	Supervisión y Adecuación de los Cuerpos de Policía al Nuevo Modelo Policial	supervisión			2.092	18.884.373			18.884.373
120.356	260142000	Formación de Coordinadores Regionales y Delegados de la Dirección General de Derechos Humanos.	miembro	80.044	120.099	200.143	6.696.267			6.696.267

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
120.704	260143000	Afianzamiento de la capacidad de investigación penal y criminalística en base a la refundación del CICPC.	expediente			24.079	1.030.367.887			1.030.367.887
120.707	260144000	Fortalecimiento de los cuerpos de policía a nivel nacional, a través de la dotación y equipamiento.	dotación			16.101	78.737.325			78.737.325
120.382	260145000	Abordaje integral a las comunidades priorizadas del Área Metropolitana de Caracas para diagnosticar el entorno social en que se encuentran.	comunidad			30	2.640.897			2.640.897
120.685	260146000	Creación de un Sistema de Información Estadístico para el Registro de los Servicios de Emergencias Bomberiles a Nivel Nacional. Fase I	sistema			1	1.024.153			1.024.153
120.529	260147000	Fortalecimiento de la prevención integral del uso indebido y tráfico ilícito de drogas en cumplimiento con la Ley Orgánica de Drogas.	actividad			50	60.298.435			60.298.435
120.452	260148000	Formación y capacitación al individuo en prevención integral y situacional.	persona	676.283	649.763	1.326.046	40.127.025			40.127.025
120.564	260149000	Seguimiento y control para mejorar la implementación de las políticas públicas en materia de prevención y seguridad ciudadana.	informe			65	6.116.150			6.116.150
120.912	260150000	Fortalecimiento de la capacidad operativa de la Oficina Nacional contra la Delincuencia Organizada y Financiamiento al Terrorismo	reunión			1.428	3.570.070			3.570.070
120.378	260151000	Fortalecimiento del Cuerpo de Policía Nacional Bolivariana a nivel nacional fase III	servicio			8	1.487.813.104			1.487.813.104
120.454	260152000	Fortalecimiento del Observatorio Venezolano de Seguridad Ciudadana	sistema			1	3.616.304			3.616.304

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
120.606	260153000	Optimización de la Investigación Penal en Materia de Medicina y Ciencias Forenses.	experticia			400.778	100.000.000			100.000.000
	269999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			1.523.432.890	1.523.452.890			1.523.452.890
						TOTAL	**4.488.771.299**			**4.488.771.299**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
260001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	415.242.699			415.242.699
260002000	Gestión administrativa	595.867.281			595.867.281
260003000	Previsión y protección social	585.807.763			585.807.763
260004000	Asignaciones predeterminadas	88.124.115.593			88.124.115.593
260007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	30.000.000			30.000.000
	TOTAL	**89.751.033.336**			**89.751.033.336**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**9.826**	**31.260**	**563**	**41.649**	**828.692.304**	**362.332.910**	**1.191.025.214**
Altos Funcionarios y de Elección Popular		1		1	14.190		14.190
Alto Nivel y de Dirección		5		5	82.302		82.302
Directivo	59	103	144	306	21.251.789		21.251.789
Profesional y Técnico	1.495	773	94	2.362	49.748.317	49.832.853	99.581.170
Personal Administrativo	1.127	1.146	268	2.541	39.178.819	36.654.810	75.833.629
Personal de Investigación	1.444	6.651		8.095	192.544.748	150.620.097	343.164.845
Personal Policial	4.803	21.500		26.303	491.954.759	92.016.517	583.971.276
Obrero	898	1.081	57	2.036	33.917.380	33.208.633	67.126.013
Personal Fijo a Tiempo Parcial	**11**	**14**	**6**	**31**	**866.354**	**343.116**	**1.209.470**
Personal Médico	11	14	6	31	866.354	343.116	1.209.470
Personal Contratado	**2.271**	**2.174**		**4.445**	**127.474.449**		**127.474.449**
Profesional y Técnico	1.222	1.027		2.249	66.246.889		66.246.889
Personal Administrativo	694	792		1.486	29.233.803		29.233.803
Personal Médico	355	355		710	31.993.757		31.993.757
TOTAL	**12.108**	**33.448**	**569**	**46.125**	**957.033.107**	**362.676.026**	**1.319.709.133**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2.079**	**1.385**	**3.464**	**140.508.005**
Empleados	2.079	1.385	3.464	140.508.005
Jubilados	**6.253**	**4.167**	**10.420**	**445.299.758**
Empleados	6.253	4.167	10.420	445.299.758
TOTAL	**8.332**	**5.552**	**13.884**	**585.807.763**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	3.103.713.933			3.103.713.933
4.02	Materiales, suministros y mercancías	137.127.747			137.127.747
4.03	Servicios no personales	207.326.879			207.326.879
4.04	Activos reales	62.635.699			62.635.699
4.06	Gastos de defensa y seguridad del estado	77.191.237			77.191.237
4.07	Transferencias y donaciones	90.645.727.740			90.645.727.740
4.08	Otros gastos	137.500			137.500
4.11	Disminución de pasivos	5.943.900			5.943.900
	TOTAL	**94.239.804.635**			**94.239.804.635**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	90.024.201.612			90.024.201.612
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.000.086.019			2.000.086.019
4.07.01.03.00	Transferencias corrientes internas al sector público	2.000.086.019			2.000.086.019
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.708.086.019			1.708.086.019
	- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	6.267.456			6.267.456
	- A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados	5.000.000			5.000.000
	- A0270 Fundación Gran Misión a Toda Vida Venezuela	29.437.246			29.437.246
	- A0423 Fundación Misión Identidad	185.992.077			185.992.077
	- A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)	224.301.501			224.301.501
	- A1358 Universidad Nacional Experimental de la Seguridad (UNES)	710.000.000			710.000.000
	- A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)	547.087.739			547.087.739
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	192.000.000			192.000.000
	- A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	192.000.000			192.000.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	100.000.000			100.000.000
	- E7700 Territorio Insular Francisco de Miranda	100.000.000			100.000.000
4.07.05.00.00	Situado	87.974.115.593			87.974.115.593
4.07.05.01.00	Situado Constitucional	87.974.115.593			87.974.115.593
4.07.05.01.01	Situado Estadal	70.379.292.474			70.379.292.474
	- E5000 Distrito Capital	4.272.388.824			4.272.388.824
	- E5100 Estado Amazonas	1.162.153.792			1.162.153.792
	- E5200 Estado Anzoátegui	3.545.830.026			3.545.830.026
	- E5300 Estado Apure	1.787.404.250			1.787.404.250
	- E5400 Estado Aragua	3.794.975.046			3.794.975.046

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5500 Estado Barinas	2.290.691.934			2.290.691.934
	- E5600 Estado Bolívar	3.690.689.975			3.690.689.975
	- E5700 Estado Carabobo	4.819.637.520			4.819.637.520
	- E5800 Estado Cojedes	1.433.605.534			1.433.605.534
	- E5900 Estado Delta Amacuro	1.180.200.120			1.180.200.120
	- E6000 Estado Falcón	2.510.174.036			2.510.174.036
	- E6100 Estado Guárico	2.267.714.835			2.267.714.835
	- E6200 Estado Lara	4.067.588.121			4.067.588.121
	- E6300 Estado Mérida	2.436.745.838			2.436.745.838
	- E6400 Estado Miranda	5.972.599.534			5.972.599.534
	- E6500 Estado Monagas	2.437.605.420			2.437.605.420
	- E6600 Estado Nueva Esparta	1.759.545.313			1.759.545.313
	- E6700 Estado Portuguesa	2.473.393.063			2.473.393.063
	- E6800 Estado Sucre	2.529.862.867			2.529.862.867
	- E6900 Estado Táchira	2.885.046.374			2.885.046.374
	- E7000 Estado Trujillo	2.183.640.543			2.183.640.543
	- E7100 Estado Yaracuy	1.987.008.315			1.987.008.315
	- E7200 Estado Zulia	7.442.359.094			7.442.359.094
	- E7300 Estado Vargas	1.448.432.100			1.448.432.100
4.07.05.01.02	Situado Municipal	17.594.823.119			17.594.823.119
	Distrito Capital	**961.287.485**			**961.287.485**
	- E5001 Municipio Libertador	961.287.485			961.287.485
	Amazonas	**290.538.448**			**290.538.448**
	- E5101 Municipio Atures	124.444.937			124.444.937
	- E5102 Municipio Alto Orinoco	34.332.727			34.332.727
	- E5103 Municipio Atabapo	29.405.871			29.405.871
	- E5104 Municipio Autana	27.866.104			27.866.104
	- E5105 Municipio Guainía	21.741.306			21.741.306
	- E5106 Municipio Manapiare	28.780.206			28.780.206
	- E5107 Municipio Río Negro	23.967.297			23.967.297

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Anzoátegui	**886.457.507**			**886.457.507**
	- E5201 Municipio Anaco	57.363.979			57.363.979
	- E5202 Municipio Aragua	30.194.116			30.194.116
	- E5203 Municipio Simón Bolívar	148.057.868			148.057.868
	- E5204 Municipio Manuel Ezequiel Bruzual	29.906.443			29.906.443
	- E5205 Municipio Francisco del Carmen Carvajal	23.266.837			23.266.837
	- E5206 Municipio Juan Manuel Cajigal	24.727.131			24.727.131
	- E5207 Municipio Diego Bautista Urbaneja	30.549.843			30.549.843
	- E5208 Municipio Pedro Maria Freites	48.603.544			48.603.544
	- E5209 Municipio San José de Guanipa	41.498.160			41.498.160
	- E5210 Municipio Guanta	28.420.570			28.420.570
	- E5211 Municipio Independencia	34.460.367			34.460.367
	- E5212 Municipio Libertad	25.681.361			25.681.361
	- E5213 Municipio Francisco de Miranda	36.630.458			36.630.458
	- E5214 Municipio José Gregorio Monagas	33.439.231			33.439.231
	- E5215 Municipio Fernando de Peñalver	30.465.508			30.465.508
	- E5216 Municipio Píritu	26.452.862			26.452.862
	- E5217 Municipio Simón Rodríguez	75.423.065			75.423.065
	- E5218 Municipio Juán Antonio Sotillo	93.467.671			93.467.671
	- E5219 Municipio San Juan de Capistrano	21.800.511			21.800.511
	- E5220 Municipio Sir Mac Gregor	23.026.639			23.026.639
	- E5221 Municipio Santa Ana	23.021.343			23.021.343
	Apure	**446.851.062**			**446.851.062**
	- E5301 Municipio Achaguas	61.875.452			61.875.452
	- E5302 Municipio Biruaca	56.203.077			56.203.077
	- E5303 Municipio Muñoz	43.748.967			43.748.967
	- E5304 Municipio Páez	78.814.203			78.814.203
	- E5305 Municipio Pedro Camejo	49.311.803			49.311.803
	- E5306 Municipio Rómulo Gallegos	44.462.653			44.462.653
	- E5307 Municipio San Fernando	112.434.907			112.434.907

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Aragua	**948.743.761**			**948.743.761**
	- E5401 Municipio Sucre	58.898.804			58.898.804
	- E5402 Municipio Bolívar	34.738.814			34.738.814
	- E5403 Municipio Camatagua	33.890.769			33.890.769
	- E5404 Municipio Girardot	145.417.110			145.417.110
	- E5405 Municipio José Angel Lamas	33.140.108			33.140.108
	- E5406 Municipio José Felix Ribas	68.642.076			68.642.076
	- E5407 Municipio Libertador	56.790.928			56.790.928
	- E5408 Municipio Santiago Mariño	89.008.867			89.008.867
	- E5409 Municipio Mario Briceño Iragorry	53.102.657			53.102.657
	- E5410 Municipio San Casimiro	34.309.194			34.309.194
	- E5411 Municipio San Sebastián	33.770.991			33.770.991
	- E5412 Municipio Santos Michelena	36.311.156			36.311.156
	- E5413 Municipio Tovar	29.635.594			29.635.594
	- E5414 Municipio Urdaneta	43.576.492			43.576.492
	- E5415 Municipio Zamora	69.261.972			69.261.972
	- E5416 Municipio José Rafael Revenga	39.143.832			39.143.832
	- E5417 Municipio Francisco Linares Alcántara	59.296.515			59.296.515
	- E5418 Municipio Ocumare de la Costa de Oro	29.807.882			29.807.882
	Barinas	**572.672.984**			**572.672.984**
	- E5501 Municipio Alberto Arvelo Torrealba	36.429.890			36.429.890
	- E5502 Municipio Antonio José de Sucre	51.383.688			51.383.688
	- E5503 Municipio Arismendi	36.679.890			36.679.890
	- E5504 Municipio Barinas	150.552.891			150.552.891
	- E5505 Municipio Bolívar	40.676.812			40.676.812
	- E5506 Municipio Cruz Paredes	30.995.401			30.995.401
	- E5507 Municipio Ezequiel Zamora	42.984.681			42.984.681
	- E5508 Municipio Obispos	35.586.202			35.586.202
	- E5509 Municipio Pedraza	49.805.419			49.805.419
	- E5510 Municipio Rojas	36.800.972			36.800.972

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5511 Municipio Sosa	32.678.041			32.678.041
	- E5512 Municipio Andrés Eloy Blanco	28.099.097			28.099.097
	Bolívar	**922.672.495**			**922.672.495**
	- E5601 Municipio Caroní	269.001.270			269.001.270
	- E5602 Municipio Cedeño	72.996.635			72.996.635
	- E5603 Municipio El Callao	44.744.264			44.744.264
	- E5604 Municipio Gran Sabana	53.905.149			53.905.149
	- E5605 Municipio Heres	146.131.965			146.131.965
	- E5606 Municipio Piar	73.068.189			73.068.189
	- E5607 Municipio Bolivariano Angostura	62.230.955			62.230.955
	- E5608 Municipio Roscio	45.985.458			45.985.458
	- E5609 Municipio Sifontes	58.734.199			58.734.199
	- E5610 Municipio Sucre	52.918.553			52.918.553
	- E5611 Municipio Padre Pedro Chien	42.955.858			42.955.858
	Carabobo	**1.204.909.380**			**1.204.909.380**
	- E5701 Municipio Bejuma	57.735.321			57.735.321
	- E5702 Municipio Carlos Arvelo	89.225.799			89.225.799
	- E5703 Municipio Diego Ibarra	66.738.054			66.738.054
	- E5704 Municipio Guacara	87.450.352			87.450.352
	- E5705 Municipio Juan José Mora	63.193.291			63.193.291
	- E5706 Municipio Miranda	48.500.487			48.500.487
	- E5707 Municipio Montalbán	46.895.645			46.895.645
	- E5708 Municipio Puerto Cabello	92.292.501			92.292.501
	- E5709 Municipio San Joaquín	56.929.402			56.929.402
	- E5710 Municipio Valencia	269.927.107			269.927.107
	- E5711 Municipio Libertador	91.493.047			91.493.047
	- E5712 Municipio Los Guayos	79.225.755			79.225.755
	- E5713 Municipio Naguanagua	86.163.292			86.163.292
	- E5714 Municipio San Diego	69.139.327			69.139.327

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Cojedes	**358.401.383**			**358.401.383**
	- E5801 Municipio Anzoátegui	28.268.288			28.268.288
	- E5802 Municipio Falcón	73.335.911			73.335.911
	- E5803 Municipio Girardot	28.122.966			28.122.966
	- E5804 Municipio Pao de San Juan Bautista	33.466.022			33.466.022
	- E5805 Municipio Ricaurte	26.015.262			26.015.262
	- E5806 Municipio San Carlos	79.472.989			79.472.989
	- E5807 Municipio Tinaco	37.422.635			37.422.635
	- E5808 Municipio Lima Blanco	23.256.569			23.256.569
	- E5809 Municipio Rómulo Gallegos	29.040.741			29.040.741
	Delta Amacuro	**295.050.030**			**295.050.030**
	- E5901 Municipio Tucupita	127.084.432			127.084.432
	- E5902 Municipio Antonio Díaz	65.073.105			65.073.105
	- E5903 Municipio Casacoima	62.876.484			62.876.484
	- E5904 Municipio Pedernales	40.016.009			40.016.009
	Falcón	**627.543.510**			**627.543.510**
	- E6001 Municipio Acosta	18.695.661			18.695.661
	- E6002 Municipio Bolívar	14.538.669			14.538.669
	- E6003 Municipio Buchivacoa	22.387.792			22.387.792
	- E6004 Municipio Cacique Manaure	15.229.489			15.229.489
	- E6005 Municipio Carirubana	96.328.670			96.328.670
	- E6006 Municipio Colina	26.249.800			26.249.800
	- E6007 Municipio Dabajuro	20.746.622			20.746.622
	- E6008 Municipio Democracia	18.037.588			18.037.588
	- E6009 Municipio Falcón	30.165.823			30.165.823
	- E6010 Municipio Federación	22.719.517			22.719.517
	- E6011 Municipio Jacura	17.414.096			17.414.096
	- E6012 Municipio Unión	17.817.904			17.817.904
	- E6013 Municipio Los Taques	25.525.087			25.525.087
	- E6014 Municipio Mauroa	22.034.006			22.034.006

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6015 Municipio Miranda	86.677.380			86.677.380
	- E6016 Municipio Monseñor Iturriza	19.083.825			19.083.825
	- E6017 Municipio Palmasola	14.069.990			14.069.990
	- E6018 Municipio Petit	17.222.607			17.222.607
	- E6019 Municipio Píritu	16.330.317			16.330.317
	- E6020 Municipio San Francisco	15.445.695			15.445.695
	- E6021 Municipio Silva	24.695.575			24.695.575
	- E6022 Municipio Zamora	23.577.634			23.577.634
	- E6023 Municipio Sucre	14.305.977			14.305.977
	- E6024 Municipio Tocópero	13.233.014			13.233.014
	- E6025 Municipio Urumaco	15.010.772			15.010.772
	Guárico	**566.928.707**			**566.928.707**
	- E6101 Municipio Camaguán	26.771.517			26.771.517
	- E6102 Municipio Chaguaramas	23.112.598			23.112.598
	- E6103 Municipio El Socorro	24.373.960			24.373.960
	- E6104 Municipio Leonardo Infante	68.627.347			68.627.347
	- E6105 Municipio Las Mercedes	32.923.713			32.923.713
	- E6106 Municipio Julián Mellado	28.414.728			28.414.728
	- E6107 Municipio Francisco de Miranda	76.583.211			76.583.211
	- E6108 Municipio José Tadeo Monagas	46.538.189			46.538.189
	- E6109 Municipio Ortiz	27.592.139			27.592.139
	- E6110 Municipio José Felix Ribas	32.041.314			32.041.314
	- E6111 Municipio Juan Germán Roscio	67.199.007			67.199.007
	- E6112 Municipio Santa María de Ipire	23.774.965			23.774.965
	- E6113 Municipio San José de Guaribe	21.772.417			21.772.417
	- E6114 Municipio Pedro Zaraza	41.019.022			41.019.022
	- E6115 Municipio San Gerónimo de Guayabal	26.184.580			26.184.580
	Lara	**1.016.897.031**			**1.016.897.031**
	- E6201 Municipio Andrés Eloy Blanco	66.438.172			66.438.172
	- E6202 Municipio Crespo	67.321.229			67.321.229

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6203 Municipio Iribarren	347.363.154			347.363.154
	- E6204 Municipio Jiménez	81.554.035			81.554.035
	- E6205 Municipio Morán	91.134.336			91.134.336
	- E6206 Municipio Palavecino	101.213.063			101.213.063
	- E6207 Municipio Simón Planas	63.008.042			63.008.042
	- E6208 Municipio Torres	121.537.796			121.537.796
	- E6209 Municipio Urdaneta	77.327.204			77.327.204
	Mérida	**609.186.460**			**609.186.460**
	- E6301 Municipio Alberto Adriani	61.065.278			61.065.278
	- E6302 Municipio Andrés Bello	17.942.930			17.942.930
	- E6303 Municipio Antonio Pinto Salinas	21.216.306			21.216.306
	- E6304 Municipio Aricagua	15.510.053			15.510.053
	- E6305 Municipio Arzobispo Chacón	20.915.995			20.915.995
	- E6306 Municipio Campo Elías	51.108.496			51.108.496
	- E6307 Municipio Caracciolo Parra Olmedo	23.441.493			23.441.493
	- E6308 Municipio Cardenal Quintero	16.183.656			16.183.656
	- E6309 Municipio Guaraque	16.481.336			16.481.336
	- E6310 Municipio Julio César Salas	17.496.933			17.496.933
	- E6311 Municipio Justo Briceño	14.982.036			14.982.036
	- E6312 Municipio Libertador	100.513.722			100.513.722
	- E6313 Municipio Miranda	20.829.848			20.829.848
	- E6314 Municipio Obispo Ramos de Lora	21.368.800			21.368.800
	- E6315 Municipio Padre Noguera	13.576.263			13.576.263
	- E6316 Municipio Pueblo Llano	15.954.288			15.954.288
	- E6317 Municipio Rangel	19.974.632			19.974.632
	- E6318 Municipio Rivas Dávila	19.479.745			19.479.745
	- E6319 Municipio Santos Marquina	19.158.897			19.158.897
	- E6320 Municipio Sucre	34.772.549			34.772.549
	- E6321 Municipio Tovar	25.865.569			25.865.569
	- E6322 Municipio Tulio Febres Cordero	25.187.929			25.187.929

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6323 Municipio Zea	16.159.706			16.159.706
	Miranda	**1.451.482.415**			**1.451.482.415**
	- E6401 Municipio Acevedo	72.158.519			72.158.519
	- E6402 Municipio Andrés Bello	38.416.841			38.416.841
	- E6403 Municipio Baruta	105.685.569			105.685.569
	- E6404 Municipio Brión	52.731.510			52.731.510
	- E6405 Municipio Carrizal	45.541.554			45.541.554
	- E6406 Municipio Cristóbal Rojas	66.231.831			66.231.831
	- E6407 Municipio Buroz	40.844.021			40.844.021
	- E6408 Municipio Chacao	45.076.259			45.076.259
	- E6409 Municipio Guaicaipuro	105.779.747			105.779.747
	- E6410 Municipio El Hatillo	48.551.801			48.551.801
	- E6411 Municipio Independencia	71.475.192			71.475.192
	- E6412 Municipio Lander	76.331.503			76.331.503
	- E6413 Municipio Los Salias	50.250.063			50.250.063
	- E6414 Municipio Páez	50.901.846			50.901.846
	- E6415 Municipio Paz Castillo	65.018.670			65.018.670
	- E6416 Municipio Pedro Gual	46.274.340			46.274.340
	- E6417 Municipio Plaza	89.460.755			89.460.755
	- E6418 Municipio Simón Bolívar	44.574.910			44.574.910
	- E6419 Municipio Sucre	175.693.576			175.693.576
	- E6420 Municipio Urdaneta	73.768.441			73.768.441
	- E6421 Municipio Zamora	86.715.467			86.715.467
	Monagas	**609.401.354**			**609.401.354**
	- E6501 Municipio Acosta	27.714.241			27.714.241
	- E6502 Municipio Bolívar	34.294.239			34.294.239
	- E6503 Municipio Caripe	33.487.615			33.487.615
	- E6504 Municipio Cedeño	34.837.661			34.837.661
	- E6505 Municipio Ezequiel Zamora	43.153.248			43.153.248
	- E6506 Municipio Libertador	38.442.215			38.442.215

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6507 Municipio Maturín	219.896.163			219.896.163
	- E6508 Municipio Piar	38.175.206			38.175.206
	- E6509 Municipio Punceres	31.017.670			31.017.670
	- E6510 Municipio Sotillo	30.459.887			30.459.887
	- E6511 Municipio Aguasay	27.774.224			27.774.224
	- E6512 Municipio Santa Barbara	24.664.299			24.664.299
	- E6513 Municipio Uracoa	25.484.686			25.484.686
	Nueva Esparta	**439.886.326**			**439.886.326**
	- E6601 Municipio Antolín del Campo	31.657.107			31.657.107
	- E6602 Municipio Arismendi	31.774.970			31.774.970
	- E6603 Municipio Díaz	52.216.940			52.216.940
	- E6604 Municipio García	49.826.663			49.826.663
	- E6605 Municipio Gómez	37.828.343			37.828.343
	- E6606 Municipio Maneiro	41.213.164			41.213.164
	- E6607 Municipio Marcano	34.772.451			34.772.451
	- E6608 Municipio Mariño	63.587.960			63.587.960
	- E6609 Municipio Península de Macanao	35.716.186			35.716.186
	- E6610 Municipio Tubores	38.183.452			38.183.452
	- E6611 Municipio Villalba	23.109.090			23.109.090
	Portuguesa	**618.348.266**			**618.348.266**
	- E6701 Municipio Agua Blanca	27.374.757			27.374.757
	- E6702 Municipio Araure	77.864.939			77.864.939
	- E6703 Municipio Esteller	36.506.641			36.506.641
	- E6704 Municipio Guanare	92.317.678			92.317.678
	- E6705 Municipio Guanarito	38.944.238			38.944.238
	- E6706 Municipio Monseñor José Vicente de Unda	28.393.632			28.393.632
	- E6707 Municipio Ospino	39.992.552			39.992.552
	- E6708 Municipio Páez	82.766.218			82.766.218
	- E6709 Municipio Papelón	30.051.692			30.051.692
	- E6710 Municipio San Genaro de Boconoíto	29.936.013			29.936.013

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6711 Municipio San Rafael de Onoto	26.595.015			26.595.015
	- E6712 Municipio Santa Rosalía	27.946.307			27.946.307
	- E6713 Municipio Sucre	34.848.040			34.848.040
	- E6714 Municipio Turén	44.810.544			44.810.544
	Sucre	**632.465.718**			**632.465.718**
	- E6801 Municipio Andrés Eloy Blanco	30.030.242			30.030.242
	- E6802 Municipio Andrés Mata	26.984.380			26.984.380
	- E6803 Municipio Arismendi	37.286.123			37.286.123
	- E6804 Municipio Benítez	37.118.677			37.118.677
	- E6805 Municipio Bermúdez	67.719.495			67.719.495
	- E6806 Municipio Bolívar	27.098.674			27.098.674
	- E6807 Municipio Cajigal	27.211.616			27.211.616
	- E6808 Municipio Cruz Salmerón Acosta	32.834.593			32.834.593
	- E6809 Municipio Libertador	22.908.761			22.908.761
	- E6810 Municipio Mariño	28.527.173			28.527.173
	- E6811 Municipio Mejía	24.617.969			24.617.969
	- E6812 Municipio Montes	40.283.920			40.283.920
	- E6813 Municipio Ribero	43.951.287			43.951.287
	- E6814 Municipio Sucre	151.236.793			151.236.793
	- E6815 Municipio Valdez	34.656.015			34.656.015
	Táchira	**721.261.594**			**721.261.594**
	- E6901 Municipio Andrés Bello	17.722.360			17.722.360
	- E6902 Municipio Ayacucho	30.494.538			30.494.538
	- E6903 Municipio Bolívar	30.702.666			30.702.666
	- E6904 Municipio Cárdenas	50.600.893			50.600.893
	- E6905 Municipio Córdoba	23.216.518			23.216.518
	- E6906 Municipio Fernández Feo	28.563.921			28.563.921
	- E6907 Municipio García de Hevia	28.762.321			28.762.321
	- E6908 Municipio Guásimos	24.706.042			24.706.042
	- E6909 Municipio Independencia	22.601.739			22.601.739

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6910 Municipio Jáuregui	25.221.006			25.221.006
	- E6911 Municipio Junín	38.810.566			38.810.566
	- E6912 Municipio Libertad	19.984.545			19.984.545
	- E6913 Municipio Libertador	21.522.493			21.522.493
	- E6914 Municipio Lobatera	15.885.709			15.885.709
	- E6915 Municipio Michelena	17.328.367			17.328.367
	- E6916 Municipio Panamericano	22.670.416			22.670.416
	- E6917 Municipio Pedro María Ureña	27.672.824			27.672.824
	- E6918 Municipio Samuel Darío Maldonado	18.553.917			18.553.917
	- E6919 Municipio San Cristóbal	94.464.999			94.464.999
	- E6920 Municipio Seboruco	14.819.014			14.819.014
	- E6921 Municipio Sucre	14.765.917			14.765.917
	- E6922 Municipio Uribante	22.047.620			22.047.620
	- E6923 Municipio José Maria Vargas	15.010.990			15.010.990
	- E6924 Municipio Antonio Rómulo Costa	14.780.573			14.780.573
	- E6925 Municipio Francisco de Miranda	13.329.283			13.329.283
	- E6926 Municipio Rafael Urdaneta	13.571.849			13.571.849
	- E6927 Municipio Simón Rodríguez	12.177.384			12.177.384
	- E6928 Municipio Torbes	26.956.323			26.956.323
	- E6929 Municipio San Judas Tadeo	14.316.801			14.316.801
	Trujillo	**545.910.135**			**545.910.135**
	- E7001 Municipio Boconó	50.933.385			50.933.385
	- E7002 Municipio Candelaria	24.643.012			24.643.012
	- E7003 Municipio Carache	26.636.491			26.636.491
	- E7004 Municipio Escuque	23.544.752			23.544.752
	- E7005 Municipio Miranda	22.221.227			22.221.227
	- E7006 Municipio Monte Carmelo	18.663.562			18.663.562
	- E7007 Municipio Motatán	20.615.086			20.615.086
	- E7008 Municipio Pampan	32.489.833			32.489.833
	- E7009 Municipio Rafael Rangel	21.368.323			21.368.323

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7010 Municipio San Rafael de Carvajal	34.862.146			34.862.146
	- E7011 Municipio Sucre	24.821.880			24.821.880
	- E7012 Municipio Trujillo	35.646.018			35.646.018
	- E7013 Municipio Urdaneta	27.201.490			27.201.490
	- E7014 Municipio Valera	67.679.284			67.679.284
	- E7015 Municipio Andrés Bello	19.287.826			19.287.826
	- E7016 Municipio Bolívar	19.197.621			19.197.621
	- E7017 Municipio Juan Vicente Campo Elías	14.665.486			14.665.486
	- E7018 Municipio José Felipe Márquez Cañizalez	16.431.975			16.431.975
	- E7019 Municipio La Ceiba	21.347.338			21.347.338
	- E7020 Municipio Pampanito	23.653.400			23.653.400
	Yaracuy	**496.752.080**			**496.752.080**
	- E7101 Municipio Bolívar	32.520.413			32.520.413
	- E7102 Municipio Bruzual	46.082.311			46.082.311
	- E7103 Municipio José Antonio Páez	24.371.122			24.371.122
	- E7104 Municipio Nirgua	47.938.163			47.938.163
	- E7105 Municipio Peña	59.169.405			59.169.405
	- E7106 Municipio San Felipe	60.169.589			60.169.589
	- E7107 Municipio Sucre	24.454.863			24.454.863
	- E7108 Municipio Urachiche	25.364.712			25.364.712
	- E7109 Municipio Arístide Bastidas	24.594.218			24.594.218
	- E7110 Municipio Cocorote	33.932.926			33.932.926
	- E7111 Municipio Independencia	41.413.346			41.413.346
	- E7112 Municipio La Trinidad	23.279.723			23.279.723
	- E7113 Municipio Manuel Monge	22.812.594			22.812.594
	- E7114 Municipio Veroes	30.648.695			30.648.695
	Zulia	**1.860.589.774**			**1.860.589.774**
	- E7201 Municipio Almirante Padilla	43.158.042			43.158.042
	- E7202 Municipio Baralt	66.373.357			66.373.357
	- E7203 Municipio Cabimas	107.188.032			107.188.032

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7204 Municipio Catatumbo	59.525.027			59.525.027
	- E7205 Municipio Colón	77.152.397			77.152.397
	- E7206 Municipio Jesús Enrique Lossada	75.559.002			75.559.002
	- E7207 Municipio La Cañada de Urdaneta	63.930.919			63.930.919
	- E7208 Municipio Lagunillas	91.247.712			91.247.712
	- E7209 Municipio Mara	96.786.952			96.786.952
	- E7210 Municipio Maracaibo	416.952.068			416.952.068
	- E7211 Municipio Miranda	68.228.747			68.228.747
	- E7212 Municipio Indígena Bolivariano Guajira	60.850.642			60.850.642
	- E7213 Municipio Machiques de Perijá	87.952.504			87.952.504
	- E7214 Municipio Rosario de Perijá	68.117.239			68.117.239
	- E7215 Municipio Santa Rita	55.499.795			55.499.795
	- E7216 Municipio Sucre	56.360.845			56.360.845
	- E7217 Municipio Valmore Rodríguez	55.042.957			55.042.957
	- E7218 Municipio Francisco Javier Pulgar	49.502.769			49.502.769
	- E7219 Municipio Jesús Maria Semprún	58.443.821			58.443.821
	- E7220 Municipio San Francisco	151.016.796			151.016.796
	- E7221 Municipio Simón Bolívar	51.700.151			51.700.151
	Vargas	**362.108.025**			**362.108.025**
	- E7301 Municipio Vargas	362.108.025			362.108.025
	Área Metropolitana de Caracas	**148.477.189**			**148.477.189**
	- E7600 Área Metropolitana de Caracas	148.477.189			148.477.189
4.07.07.00.00	Subsidio de capitalidad	50.000.000			50.000.000
4.07.07.01.00	Subsidio de capitalidad	50.000.000			50.000.000
	- E5000 Distrito Capital	50.000.000			50.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	530.000			530.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	530.000			530.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	530.000			530.000
4.07.01.01.76	Subsidios a entidades religiosas	480.000			480.000
	- S0871 Otras ayudas para reparar edificaciones Eclesiásticas	480.000			480.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	50.000			50.000
	- S0932 Sociedad Bolivariana	50.000			50.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	500.000			500.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	500.000			500.000
4.07.02.01.00	Transferencias corrientes al exterior	500.000			500.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	500.000			500.000
	- I0119 Organización Internacional de Policía (INTERPOL)	500.000			500.000

PROYECTO: COD. N.E: 101930 COD. PPTO: 260057000 Fortalecimiento del Sistema de Protección Civil
UNIDAD DE MEDIDA: Asistencia técnica
CANTIDAD: Fem.(0) Mas.(0) Total (236)
ASIGNACIÓN PRESUPUESTARIA: 22.352.736
OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecimiento del Sistema de Seguridad Ciudadana
OBJETIVOS ESPECÍFICOS: Fortalecer la capacidad de organización, coordinación y prestación de servicios en prevención y atención de los desastres.
RESULTADO: Sistema de Protección Civil organizado y coordinado en la prestación de su servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	15.829.351					15.829.351
4.02	Materiales, suministros y mercancías	3.000.000					3.000.000
4.03	Servicios no personales	2.000.000					2.000.000
4.07	Transferencias y donaciones	1.523.385					1.523.385
	TOTAL	**22.352.736**					**22.352.736**

PROYECTO:	COD. N.E: 120532 COD. PPTO: 260134000 Fortalecimiento de la Plataforma Tecnológica del Centro de Seguridad y Atención de Emergencias 171
UNIDAD DE MEDIDA:	Punto de acceso
CANTIDAD:	Fem.(0) Mas.(0) Total (300)
ASIGNACIÓN PRESUPUESTARIA:	18.734.819
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Proveer a las fuerzas de seguridad una solución de control de vigilancia más confiable que le otorgue a la ciudad y a sus habitantes, una herramienta para el control, la prevención y alerta temprana de delitos, garantizando una respuesta eficiente y oportuna a las incidencias presentadas en las parroquias priorizadas del Municipio Libertador.
OBJETIVOS ESPECÍFICOS:	Incrementar y mejorar el Sistema de Tele-vigilancia del Municipio Libertador.
RESULTADO:	Ampliar la red de Tele-vigilancia a través del mantenimiento de las cámaras, puntos de acceso y medios de transmisión que permiten el monitoreo de los espacios públicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.686.100					14.686.100
4.02	Materiales, suministros y mercancías	768.537					768.537
4.03	Servicios no personales	743.880					743.880
4.04	Activos reales	2.536.302					2.536.302
	TOTAL	**18.734.819**					**18.734.819**

PROYECTO:	COD. N.E: 120343 COD. PPTO: 260135000 Integración efectiva de la población costera-insular venezolana del Archipiélago Los Testigos y las costas venezolanas pertenecientes a los estados: Nueva Esparta, Zulia, Falcón, Sucre, Anzoátegui, Carabobo, Miranda y Vargas, en la dinámica nacional que favorezca la aplicación de las políticas públicas.
UNIDAD DE MEDIDA:	Población
CANTIDAD:	Fem.(434.402) Mas.(651.602) Total (1.086.004)
ASIGNACIÓN PRESUPUESTARIA:	9.579.154
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Reducir el riesgo de ocurrencia delictiva, faltas, conflictos violentos, accidentalidad vial, desastres o emergencias, a través de intervenciones multigerenciales y procesos de participación popular, que se anticipen a la comisión de las mismas, actuando sobre sus factores generadores y promoviendo la convivencia solidaria y una cultura de derechos humanos.
OBJETIVOS ESPECÍFICOS:	Vincular la población costera-insular venezolana con el resto del territorio nacional, a fin de mejorar las condiciones de vida mediante la aplicación de políticas públicas, a través de la participación del Estado y el Poder Popular.
RESULTADO:	Mejorar las condiciones de vida de la población, en cuanto a seguridad: ciudadana, educativa, alimentaria y sanitaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	9.137.485					9.137.485
4.02	Materiales, suministros y mercancías	16.990					16.990
4.03	Servicios no personales	296.179					296.179
4.04	Activos reales	128.500					128.500
	TOTAL	**9.579.154**					**9.579.154**

PROYECTO: COD. N.E: 120470 COD. PPTO: 260137000 Desarrollo normativo y evaluación de los servicios de policía e investigación penal

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total (10)

ASIGNACIÓN PRESUPUESTARIA: 32.007.560

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Coordinar políticas públicas en materia del servicio de policía para implantar el nuevo modelo de policía

OBJETIVOS ESPECÍFICOS: Desarrollar el cuerpo normativo del servicio de policía e investigación penal con miras al fortalecimiento de los órganos de seguridad de acuerdo a lo establecido en la Gran Misión A Toda Vida Venezuela

RESULTADO: Políticas, proyectos de resoluciones, protocolos, asistencia técnica, estándares, diseño participativo de políticas, guías pedagógicas, sistematización, diseminación de información, insumos para la toma de decisiones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	24.862.200					24.862.200
4.02	Materiales, suministros y mercancías	2.518.130					2.518.130
4.03	Servicios no personales	4.562.230					4.562.230
4.04	Activos reales	65.000					65.000
	TOTAL	**32.007.560**					**32.007.560**

PROYECTO: COD. N.E: 120496 COD. PPTO: 260138000 Actualización de la Plataforma de Sistemas, Servicios y Telecomunicaciones del Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz. Fase II.

UNIDAD DE MEDIDA: servicio

CANTIDAD: Fem.(0) Mas.(0) Total (87)

ASIGNACIÓN PRESUPUESTARIA: 40.192.498

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Seguir transformando y reorganizando de manera integral la administración pública, para dignificar a los servidores públicos y hacerla cada vez más útil para el pueblo.

OBJETIVOS ESPECÍFICOS: Actualizar la plataforma de sistemas, servicios y telecomunicaciones del Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz.

RESULTADO: Con la implementación de este proyecto se logrará la actualización de la plataforma tecnológica y telecomunicaciones del MPPRIJP, con el fin de mantener y mejorar los servicios que se ofrecen a los funcionarios y al ciudadano, brindándole herramientas de última tecnología para la celeridad de trámites y de procesos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.891.295					14.891.295
4.02	Materiales, suministros y mercancías	13.221.332					13.221.332
4.03	Servicios no personales	6.079.871					6.079.871
4.04	Activos reales	6.000.000					6.000.000
	TOTAL	**40.192.498**					**40.192.498**

PROYECTO: COD. N.E: 120733 COD. PPTO: 260139000 Creación de la Dirección de Capacitación y Adiestramiento de Vigilancia y Seguridad Privada en la ciudad de Caracas - Dtto. Capital.

UNIDAD DE MEDIDA: Instrucción

CANTIDAD: Fem.(0) Mas.(0) Total (700)

ASIGNACIÓN PRESUPUESTARIA: 2.559.652

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar a través de la Dirección de Capacitación y Adiestramiento de Vigilancia y Seguridad Privada, que las empresas presten un encomiable servicio con los respectivos vigilantes que estén totalmente capacitados en el área.

OBJETIVOS ESPECÍFICOS: Fortalecer al personal que preste servicios en materia de vigilancia y seguridad privada en la ciudad de Caracas - Dtto. Capital.

RESULTADO: Mediante este Proyecto, se tiene previsto realizar cursos de capacitación y selección de las personas que presten servicios en esta materia y así poder brindarle a la comunidad un excelente servicio del cual puedan confiar.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	783.409					783.409
4.02	Materiales, suministros y mercancías	760.000					760.000
4.03	Servicios no personales	921.499					921.499
4.04	Activos reales	94.744					94.744
	TOTAL	2.559.652					2.559.652

PROYECTO: COD. N.E: 120388 COD. PPTO: 260140000 Supervisión y Adecuación de los Cuerpos de Policía al Nuevo Modelo Policial

UNIDAD DE MEDIDA: Supervisión

CANTIDAD: Fem.(0) Mas.(0) Total (2.092)

ASIGNACIÓN PRESUPUESTARIA: 18.884.373

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Construir una nueva ética del servidor público.

OBJETIVOS ESPECÍFICOS: Supervisar y adecuar conjuntamente los órganos y entes que ejercen el servicio de policía.

RESULTADO: Cuerpo de policía fortalecidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.296.260					12.296.260
4.02	Materiales, suministros y mercancías	2.238.376					2.238.376
4.03	Servicios no personales	3.573.634					3.573.634
4.04	Activos reales	271.153					271.153
4.07	Transferencias y donaciones	504.950					504.950
	TOTAL	**18.884.373**					**18.884.373**

PROYECTO:	COD. N.E: 120356 COD. PPTO: 260142000 Formación de Coordinadores Regionales y Delegados de la Dirección General de Derechos Humanos.
UNIDAD DE MEDIDA:	miembro
CANTIDAD:	Fem.(80.044) Mas.(120.099) Total (200.143)
ASIGNACIÓN PRESUPUESTARIA:	6.696.267
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover una ética, cultura y educación liberadora y solidaria
OBJETIVOS ESPECÍFICOS:	Crear una cultura que permita promocionar, defender y vigilar la garantía de los derechos humanos, partiendo de la formación, capacitación y atención dirigida a los ciudadanos, grupos especiales y servidores públicos (coordinadores y delegados de esta Dirección General) a nivel nacional, para ser entes multiplicadores en la materia.
RESULTADO:	Ciudadanos, grupos especiales y servidores públicos formados con conocimientos pasarán a ser entes multiplicadores en su ámbito de aplicación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.548.615					6.548.615
4.02	Materiales, suministros y mercancías	20.207					20.207
4.03	Servicios no personales	127.445					127.445
	TOTAL	**6.696.267**					**6.696.267**

PROYECTO: COD. N.E: 120704 COD. PPTO: 260143000 Afianzamiento de la capacidad de investigación penal y criminalística en base a la refundación del CICPC.

UNIDAD DE MEDIDA: expediente

CANTIDAD: Fem.(0) Mas.(0) Total (24.079)

ASIGNACIÓN PRESUPUESTARIA: 1.030.367.887

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Apoyar las políticas del estado a través de estrategias dirigidas a la reducción de delitos en todas sus modalidades

OBJETIVOS ESPECÍFICOS: Implementar estrategias que contribuyan en la operatividad de las Regiones Estratégicas de Investigación Penal (REDIP) en función al proceso de refundación del CICPC.

RESULTADO: Remisión de expedientes esclarecidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	984.052.362					984.052.362
4.02	Materiales, suministros y mercancías	11.496.549					11.496.549
4.03	Servicios no personales	32.918.976					32.918.976
4.06	Gastos de defensa y seguridad del estado	1.400.000					1.400.000
4.07	Transferencias y donaciones	500.000					500.000
TOTAL		**1.030.367.887**					**1.030.367.887**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	500.000					500.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	500.000					500.000
4.07.02.01.00	Transferencias corrientes al exterior	500.000					500.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	500.000					500.000
	- I0119 Organización Internacional de Policía (INTERPOL)	500.000					500.000

PROYECTO: COD. N.E: 120707 COD. PPTO: 260144000 Fortalecimiento de los cuerpos de policía a nivel nacional, a través de la dotación y equipamiento.

UNIDAD DE MEDIDA: Dotación

CANTIDAD: Fem.(0) Mas.(0) Total (16.101)

ASIGNACIÓN PRESUPUESTARIA: 78.737.325

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Continuar con el fortalecimiento de los órganos de seguridad pública y ciudadana mediante la dotación de equipamiento individual e institucional a los cuerpos de policía y la tecnificación comunicacional para una respuesta rápida y efectiva.

OBJETIVOS ESPECÍFICOS: Incrementar la capacidad operativa a través del fortalecimiento, transformación y equipamiento integral de los cuerpos de policía en los estados y municipios con mayor índice delictivo.

RESULTADO: Fortalecimiento en la capacidad operativa de los cuerpos policiales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.117.251					1.117.251
4.02	Materiales, suministros y mercancías	20.013.065					20.013.065
4.03	Servicios no personales	17.607.009					17.607.009
4.04	Activos reales	40.000.000					40.000.000
	TOTAL	**78.737.325**					**78.737.325**

PROYECTO: COD. N.E: 120382 COD. PPTO: 260145000 Abordaje integral a las comunidades priorizadas del Área Metropolitana de Caracas para diagnosticar el entorno social en que se encuentran.

UNIDAD DE MEDIDA: Comunidad

CANTIDAD: Fem.(0) Mas.(0) Total (30)

ASIGNACIÓN PRESUPUESTARIA: 2.640.897

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecimiento del sistema de seguridad jurídica.

OBJETIVOS ESPECÍFICOS: Promover la participación de las comunidades desprotegidas en el Área Metropolitana de Caracas, con el fin de diagnosticar las necesidades y problemas que presentan.

RESULTADO: Seguimiento y control de los procesos de atención comunitaria gestionados ante las instituciones para garantizar la respuesta ante las necesidades de las comunidades.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.204.157					1.204.157
4.02	Materiales, suministros y mercancías	936.283					936.283
4.03	Servicios no personales	500.457					500.457
	TOTAL	2.640.897					2.640.897

PROYECTO:	COD. N.E: 120685 COD. PPTO: 260146000 Creación de un Sistema de Información Estadístico para el Registro de los Servicios de Emergencias Bomberiles a Nivel Nacional. Fase I
UNIDAD DE MEDIDA:	sistema
CANTIDAD:	Fem.(0) Mas.(0) Total (1)
ASIGNACIÓN PRESUPUESTARIA:	1.024.153
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Dotar a la Coordinación Nacional de Bomberos y Bomberas de los recursos y herramientas metodológicas y técnicas que le permitan unificar los tipos de servicios de emergencias realizados por los cuerpos de bomberos y bomberas a nivel nacional, regional y municipal.
OBJETIVOS ESPECÍFICOS:	Diseñar un sistema de información estadístico para el registro de los servicios de emergencias realizados por los Cuerpos de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil.
RESULTADO:	Un Sistema de Información Estadístico que permita llevar un registro estandarizado de los servicios de emergencias realizados por todos los Cuerpos de Bomberos existentes en el país.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	402.889					402.889
4.02	Materiales, suministros y mercancías	49.840					49.840
4.03	Servicios no personales	91.424					91.424
4.04	Activos reales	480.000					480.000
	TOTAL	**1.024.153**					**1.024.153**

PROYECTO:	COD. N.E: 120529 COD. PPTO: 260147000 Fortalecimiento de la prevención integral del uso indebido y tráfico ilícito de drogas en cumplimiento con la Ley Orgánica de Drogas.
UNIDAD DE MEDIDA:	Actividad
CANTIDAD:	Fem.(0) Mas.(0) Total (50)
ASIGNACIÓN PRESUPUESTARIA:	60.298.435
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecimiento institucional
OBJETIVOS ESPECÍFICOS:	Fortalecer la prevención integral del uso indebido y tráfico ilícito de drogas ejecutando las estrategias del Estado Venezolano, enmarcadas en la Ley Orgánica de Drogas
RESULTADO:	Abordar la problemática de las drogas con políticas públicas, estrategias y acciones fortalecidas, que permitan la prevención integral del uso indebido y el tráfico ilícito de drogas, considerando su carácter multifactorial y la participación articulada de las instituciones, organizaciones y demás actores vinculados en el cumplimiento de la Ley Orgánica de Drogas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	42.511.494					42.511.494
4.02	Materiales, suministros y mercancías	2.786.940					2.786.940
4.03	Servicios no personales	5.000.001					5.000.001
4.06	Gastos de defensa y seguridad del estado	10.000.000					10.000.000
	TOTAL	**60.298.435**					**60.298.435**

PROYECTO: COD. N.E: 120452 COD. PPTO: 260148000 Formación y capacitación al individuo en prevención integral y situacional.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem.(676.283) Mas.(649.763) Total (1.326.046)

ASIGNACIÓN PRESUPUESTARIA: 40.127.025

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el sistema de seguridad ciudadana

OBJETIVOS ESPECÍFICOS: Aumentar la participación protagónica y la convivencia solidaria de los miembros de las comunidades para el mejoramiento de sus condiciones de vida.

RESULTADO: Capacitación en valores éticos y morales para la convivencia solidaria con armonía de paz y ambiente seguro.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	35.462.305					35.462.305
4.02	Materiales, suministros y mercancías	2.942.371					2.942.371
4.03	Servicios no personales	1.722.349					1.722.349
	TOTAL	**40.127.025**					**40.127.025**

PROYECTO:	COD. N.E: 120564 COD. PPTO: 260149000 Seguimiento y control para mejorar la implementación de las políticas públicas en materia de prevención y seguridad ciudadana.
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	Fem.(0) Mas.(0) Total (65)
ASIGNACIÓN PRESUPUESTARIA:	6.116.150
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Seguimiento y control para mejorar la implementación de las políticas públicas en materia de prevención y seguridad ciudadana.
OBJETIVOS ESPECÍFICOS:	Diagnosticar las vulnerabilidades en la implementación de los planes y dispositivos en materia de prevención y seguridad ciudadana, en coordinación con las comunidades organizadas y el Comando Estratégico Operacional de la Fuerza Armada Nacional Bolivariana (CEOFANB), los Órganos de Prevención y Seguridad Ciudadana en sus diferentes ámbitos político-territorial, de investigación criminal y de contrainteligencia.
RESULTADO:	Un diagnóstico que permita optimizar el seguimiento y análisis del desarrollo de las políticas públicas, planes, estrategias y lineamientos para combatir los niveles de inseguridad en todo el Territorio Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.026.164					4.026.164
4.02	Materiales, suministros y mercancías	1.137.451					1.137.451
4.03	Servicios no personales	952.535					952.535
TOTAL		**6.116.150**					**6.116.150**

PROYECTO:	COD. N.E: 120912 COD. PPTO: 260150000 Fortalecimiento de la capacidad operativa de la Oficina Nacional contra la Delincuencia Organizada y Financiamiento al Terrorismo
UNIDAD DE MEDIDA:	Reunión
CANTIDAD:	Fem.(0) Mas.(0) Total (1.428)
ASIGNACIÓN PRESUPUESTARIA:	3.570.070
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecimiento y capacitación operativa en materia de lucha contra la delincuencia organizada y el combate al financiamiento al terrorismo
OBJETIVOS ESPECÍFICOS:	Incorporar el personal necesario y adquirir estructura física, equipamiento y sistema tecnológico que nos permitan planificar, organizar, ejecutar y supervisar a nivel nacional y coordinar con los organismos nacionales e internacionales todo lo relacionado con la prevención y represión de los delitos contra la delincuencia organizada y financiamiento al terrorismo
RESULTADO:	Reducción significativa de la incidencia de los hechos de delincuencia organizada y financiamiento al terrorismo, nacional e internacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.198.501					1.198.501
4.02	Materiales, suministros y mercancías	1.411.516					1.411.516
4.03	Servicios no personales	960.053					960.053
	TOTAL	**3.570.070**					**3.570.070**

PROYECTO:	COD. N.E: 120378 COD. PPTO: 260151000 Fortalecimiento del Cuerpo de Policía Nacional Bolivariana a nivel nacional fase III
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	Fem.(0) Mas.(0) Total (8)
ASIGNACIÓN PRESUPUESTARIA:	1.487.813.104
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar la seguridad ciudadana, el cumplimiento de la ley y el libre ejercicio de los derechos y libertades fundamentales de todos los ciudadanos y ciudadanas en el territorio nacional.
OBJETIVOS ESPECÍFICOS:	Fortalecer el despliegue del Cuerpo de Policía Nacional Bolivariana en su tercera fase en los estados donde tiene presencia policial (Aragua, Anzoátegui, Carabobo, Distrito Capital, Lara, Miranda, Táchira y Zulia) y en los seis (06) nuevos estados donde se iniciará el despliegue (Apure, Barinas, Bolívar, Falcón, Nueva Esparta y Portuguesa) con el propósito de garantizar la seguridad, el cumplimiento de la ley y el libre ejercicio de los derechos y libertades fundamentales consagradas en la Constitución.
RESULTADO:	Fortalecimiento de los ocho (8) servicios policiales en los estados, donde se encuentra desplegado el Cuerpo de Policía Nacional Bolivariana y la prestación de dichos servicios en los seis nuevos estados, donde tendrá presencia el Cuerpo de Policía Nacional Bolivariana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.445.902.496					1.445.902.496
4.02	Materiales, suministros y mercancías	19.293.215					19.293.215
4.03	Servicios no personales	18.617.393					18.617.393
4.04	Activos reales	4.000.000					4.000.000
	TOTAL	**1.487.813.104**					**1.487.813.104**

PROYECTO:	COD. N.E: 120454 COD. PPTO: 260152000 Fortalecimiento del Observatorio Venezolano de Seguridad Ciudadana
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	Fem.(0) Mas.(0) Total (1)
ASIGNACIÓN PRESUPUESTARIA:	3.616.304
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Contribuir a la creación de políticas públicas en materia de seguridad ciudadana, suministrando recomendaciones oportunas y confiables
OBJETIVOS ESPECÍFICOS:	Fortalecer el Observatorio Venezolano de Seguridad Ciudadana para garantizar el cumplimiento de la misión
RESULTADO:	Recomendaciones confiables en materia de seguridad ciudadana que permitan diseñar políticas públicas, a fin de disminuir la incidencia delictiva, accidentabilidad y aspectos sociales que afectan el buen vivir en el territorio nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.006.304					3.006.304
4.02	Materiales, suministros y mercancías	212.586					212.586
4.03	Servicios no personales	337.414					337.414
4.04	Activos reales	60.000					60.000
	TOTAL	**3.616.304**					**3.616.304**

PROYECTO:	COD. N.E: 120606 COD. PPTO: 260153000 Optimización de la Investigación Penal en Materia de Medicina y Ciencias Forenses.
UNIDAD DE MEDIDA:	Experticia
CANTIDAD:	Fem.(0) Mas.(0) Total (400.778)
ASIGNACIÓN PRESUPUESTARIA:	100.000.000
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Proporcionar información forense objetiva y oportuna al servicio de la investigación penal en pro de una sana administración de justicia, contribuyendo a la seguridad ciudadana y a la paz social.
OBJETIVOS ESPECÍFICOS:	Garantizar la ejecución óptima de los procesos de medicina y ciencias forenses que asistan a la investigación penal, enfocados en la elaboración de experticias médico legales y atención oportuna a la ciudadanía.
RESULTADO:	Procesamiento de experticias que son solicitadas por los diferentes organismos jurisdiccionales y penal en pro de una sana Administración de Justicia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	77.991.125					77.991.125
4.02	Materiales, suministros y mercancías	7.800.491					7.800.491
4.03	Servicios no personales	9.208.384					9.208.384
4.04	Activos reales	5.000.000					5.000.000
	TOTAL	**100.000.000**					**100.000.000**

PROYECTO: COD. PPTO: 269999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total (1.523.432.890)

ASIGNACIÓN PRESUPUESTARIA: 1.523.452.890

OBJETIVO HISTÓRICO: No Aplica

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

OBJETIVOS ESPECÍFICOS: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

RESULTADO: Bolívares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.523.452.890					1.523.452.890
	TOTAL	**1.523.452.890**					**1.523.452.890**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.523.452.890					1.523.452.890
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.523.452.890					1.523.452.890
4.07.01.03.00	Transferencias corrientes internas al sector público	1.523.452.890					1.523.452.890

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.331.452.890					1.331.452.890
	- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	2.958.800					2.958.800
	- A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados	3.000.000					3.000.000
	- A0270 Fundación Gran Misión a Toda Vida Venezuela	2.355.000					2.355.000
	- A0423 Fundación Misión Identidad	121.797.938					121.797.938
	- A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)	149.661.051					149.661.051
	- A1358 Universidad Nacional Experimental de la Seguridad (UNES)	559.301.136					559.301.136
	- A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)	492.378.965					492.378.965
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	192.000.000					192.000.000
	- A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	192.000.000					192.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	407.804.170					407.804.170
4.03	Servicios no personales	7.438.529					7.438.529
	TOTAL	**415.242.699**					**415.242.699**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	46.503.868					46.503.868
4.03	Servicios no personales	93.667.617					93.667.617
4.04	Activos reales	4.000.000					4.000.000
4.06	Gastos de defensa y seguridad del estado	65.791.237					65.791.237
4.07	Transferencias y donaciones	379.823.159					379.823.159
4.08	Otros gastos	137.500					137.500
4.11	Disminución de pasivos	5.943.900					5.943.900
	TOTAL	**595.867.281**					**595.867.281**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	376.633.129					376.633.129
4.07.01.00.00	Transferencias y donaciones corrientes internas	376.633.129					376.633.129
4.07.01.03.00	Transferencias corrientes internas al sector público	376.633.129					376.633.129
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	376.633.129					376.633.129
	- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	3.308.656					3.308.656
	- A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados	2.000.000					2.000.000
	- A0270 Fundación Gran Misión a Toda Vida Venezuela	27.082.246					27.082.246
	- A0423 Fundación Misión Identidad	64.194.139					64.194.139
	- A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)	74.640.450					74.640.450
	- A1358 Universidad Nacional Experimental de la Seguridad (UNES)	150.698.864					150.698.864
	- A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)	54.708.774					54.708.774

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	530.000					530.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	530.000					530.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	530.000					530.000
4.07.01.01.76	Subsidios a entidades religiosas	480.000					480.000
	- S0871 Otras ayudas para reparar edificaciones Eclesiásticas	480.000					480.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	50.000					50.000
	- S0932 Sociedad Bolivariana	50.000					50.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	585.807.763					585.807.763
	TOTAL	**585.807.763**					**585.807.763**

ACCIÓN CENTRALIZADA: Asignaciones predeterminadas
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	88.124.115.593					88.124.115.593
	TOTAL	**88.124.115.593**					**88.124.115.593**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	88.124.115.593					88.124.115.593
4.07.01.00.00	Transferencias y donaciones corrientes internas	100.000.000					100.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	100.000.000					100.000.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	100.000.000					100.000.000
	- E7700 Territorio Insular Francisco de Miranda	100.000.000					100.000.000
4.07.05.00.00	Situado	87.974.115.593					87.974.115.593
4.07.05.01.00	Situado Constitucional	87.974.115.593					87.974.115.593
4.07.05.01.01	Situado Estadal	70.379.292.474					70.379.292.474
	- E5000 Distrito Capital	4.272.388.824					4.272.388.824
	- E5100 Estado Amazonas	1.162.153.792					1.162.153.792
	- E5200 Estado Anzoátegui	3.545.830.026					3.545.830.026
	- E5300 Estado Apure	1.787.404.250					1.787.404.250
	- E5400 Estado Aragua	3.794.975.046					3.794.975.046

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5500 Estado Barinas	2.290.691.934					2.290.691.934
	- E5600 Estado Bolívar	3.690.689.975					3.690.689.975
	- E5700 Estado Carabobo	4.819.637.520					4.819.637.520
	- E5800 Estado Cojedes	1.433.605.534					1.433.605.534
	- E5900 Estado Delta Amacuro	1.180.200.120					1.180.200.120
	- E6000 Estado Falcón	2.510.174.036					2.510.174.036
	- E6100 Estado Guárico	2.267.714.835					2.267.714.835
	- E6200 Estado Lara	4.067.588.121					4.067.588.121
	- E6300 Estado Mérida	2.436.745.838					2.436.745.838
	- E6400 Estado Miranda	5.972.599.534					5.972.599.534
	- E6500 Estado Monagas	2.437.605.420					2.437.605.420
	- E6600 Estado Nueva Esparta	1.759.545.313					1.759.545.313
	- E6700 Estado Portuguesa	2.473.393.063					2.473.393.063
	- E6800 Estado Sucre	2.529.862.867					2.529.862.867
	- E6900 Estado Táchira	2.885.046.374					2.885.046.374
	- E7000 Estado Trujillo	2.183.640.543					2.183.640.543
	- E7100 Estado Yaracuy	1.987.008.315					1.987.008.315
	- E7200 Estado Zulia	7.442.359.094					7.442.359.094
	- E7300 Estado Vargas	1.448.432.100					1.448.432.100
4.07.05.01.02	Situado Municipal	17.594.823.119					17.594.823.119
	- E5001 Municipio Libertador	961.287.485					961.287.485
	- E5101 Municipio Atures	124.444.937					124.444.937
	- E5102 Municipio Alto Orinoco	34.332.727					34.332.727
	- E5103 Municipio Atabapo	29.405.871					29.405.871
	- E5104 Municipio Autana	27.866.104					27.866.104
	- E5105 Municipio Guainía	21.741.306					21.741.306
	- E5106 Municipio Manapiare	28.780.206					28.780.206
	- E5107 Municipio Río Negro	23.967.297					23.967.297
	- E5201 Municipio Anaco	57.363.979					57.363.979
	- E5202 Municipio Aragua	30.194.116					30.194.116

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5203 Municipio Simón Bolívar	148.057.868					148.057.868
	- E5204 Municipio Manuel Ezequiel Bruzual	29.906.443					29.906.443
	- E5205 Municipio Francisco del Carmen Carvajal	23.266.837					23.266.837
	- E5206 Municipio Juan Manuel Cajigal	24.727.131					24.727.131
	- E5207 Municipio Diego Bautista Urbaneja	30.549.843					30.549.843
	- E5208 Municipio Pedro Maria Freites	48.603.544					48.603.544
	- E5209 Municipio San José de Guanipa	41.498.160					41.498.160
	- E5210 Municipio Guanta	28.420.570					28.420.570
	- E5211 Municipio Independencia	34.460.367					34.460.367
	- E5212 Municipio Libertad	25.681.361					25.681.361
	- E5213 Municipio Francisco de Miranda	36.630.458					36.630.458
	- E5214 Municipio José Gregorio Monagas	33.439.231					33.439.231
	- E5215 Municipio Fernando de Peñalver	30.465.508					30.465.508
	- E5216 Municipio Píritu	26.452.862					26.452.862
	- E5217 Municipio Simón Rodríguez	75.423.065					75.423.065
	- E5218 Municipio Juán Antonio Sotillo	93.467.671					93.467.671
	- E5219 Municipio San Juan de Capistrano	21.800.511					21.800.511
	- E5220 Municipio Sir Mac Gregor	23.026.639					23.026.639
	- E5221 Municipio Santa Ana	23.021.343					23.021.343
	- E5301 Municipio Achaguas	61.875.452					61.875.452
	- E5302 Municipio Biruaca	56.203.077					56.203.077
	- E5303 Municipio Muñoz	43.748.967					43.748.967
	- E5304 Municipio Páez	78.814.203					78.814.203
	- E5305 Municipio Pedro Camejo	49.311.803					49.311.803
	- E5306 Municipio Rómulo Gallegos	44.462.653					44.462.653
	- E5307 Municipio San Fernando	112.434.907					112.434.907

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5401 Municipio Sucre	58.898.804					58.898.804
	- E5402 Municipio Bolívar	34.738.814					34.738.814
	- E5403 Municipio Camatagua	33.890.769					33.890.769
	- E5404 Municipio Girardot	145.417.110					145.417.110
	- E5405 Municipio José Angel Lamas	33.140.108					33.140.108
	- E5406 Municipio José Felix Ribas	68.642.076					68.642.076
	- E5407 Municipio Libertador	56.790.928					56.790.928
	- E5408 Municipio Santiago Mariño	89.008.867					89.008.867
	- E5409 Municipio Mario Briceño Iragorry	53.102.657					53.102.657
	- E5410 Municipio San Casimiro	34.309.194					34.309.194
	- E5411 Municipio San Sebastián	33.770.991					33.770.991
	- E5412 Municipio Santos Michelena	36.311.156					36.311.156
	- E5413 Municipio Tovar	29.635.594					29.635.594
	- E5414 Municipio Urdaneta	43.576.492					43.576.492
	- E5415 Municipio Zamora	69.261.972					69.261.972
	- E5416 Municipio José Rafael Revenga	39.143.832					39.143.832
	- E5417 Municipio Francisco Linares Alcántara	59.296.515					59.296.515
	- E5418 Municipio Ocumare de la Costa de Oro	29.807.882					29.807.882
	- E5501 Municipio Alberto Arvelo Torrealba	36.429.890					36.429.890
	- E5502 Municipio Antonio José de Sucre	51.383.688					51.383.688
	- E5503 Municipio Arismendi	36.679.890					36.679.890
	- E5504 Municipio Barinas	150.552.891					150.552.891
	- E5505 Municipio Bolívar	40.676.812					40.676.812
	- E5506 Municipio Cruz Paredes	30.995.401					30.995.401
	- E5507 Municipio Ezequiel Zamora	42.984.681					42.984.681
	- E5508 Municipio Obispos	35.586.202					35.586.202
	- E5509 Municipio Pedraza	49.805.419					49.805.419
	- E5510 Municipio Rojas	36.800.972					36.800.972

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5511 Municipio Sosa	32.678.041					32.678.041
	- E5512 Municipio Andrés Eloy Blanco	28.099.097					28.099.097
	- E5601 Municipio Caroní	269.001.270					269.001.270
	- E5602 Municipio Cedeño	72.996.635					72.996.635
	- E5603 Municipio El Callao	44.744.264					44.744.264
	- E5604 Municipio Gran Sabana	53.905.149					53.905.149
	- E5605 Municipio Heres	146.131.965					146.131.965
	- E5606 Municipio Piar	73.068.189					73.068.189
	- E5607 Municipio Bolivariano Angostura	62.230.955					62.230.955
	- E5608 Municipio Roscio	45.985.458					45.985.458
	- E5609 Municipio Sifontes	58.734.199					58.734.199
	- E5610 Municipio Sucre	52.918.553					52.918.553
	- E5611 Municipio Padre Pedro Chien	42.955.858					42.955.858
	- E5701 Municipio Bejuma	57.735.321					57.735.321
	- E5702 Municipio Carlos Arvelo	89.225.799					89.225.799
	- E5703 Municipio Diego Ibarra	66.738.054					66.738.054
	- E5704 Municipio Guacara	87.450.352					87.450.352
	- E5705 Municipio Juan José Mora	63.193.291					63.193.291
	- E5706 Municipio Miranda	48.500.487					48.500.487
	- E5707 Municipio Montalbán	46.895.645					46.895.645
	- E5708 Municipio Puerto Cabello	92.292.501					92.292.501
	- E5709 Municipio San Joaquín	56.929.402					56.929.402
	- E5710 Municipio Valencia	269.927.107					269.927.107
	- E5711 Municipio Libertador	91.493.047					91.493.047
	- E5712 Municipio Los Guayos	79.225.755					79.225.755
	- E5713 Municipio Naguanagua	86.163.292					86.163.292
	- E5714 Municipio San Diego	69.139.327					69.139.327
	- E5801 Municipio Anzoátegui	28.268.288					28.268.288
	- E5802 Municipio Falcón	73.335.911					73.335.911
	- E5803 Municipio Girardot	28.122.966					28.122.966

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5804 Municipio Pao de San Juan Bautista	33.466.022					33.466.022
	- E5805 Municipio Ricaurte	26.015.262					26.015.262
	- E5806 Municipio San Carlos	79.472.989					79.472.989
	- E5807 Municipio Tinaco	37.422.635					37.422.635
	- E5808 Municipio Lima Blanco	23.256.569					23.256.569
	- E5809 Municipio Rómulo Gallegos	29.040.741					29.040.741
	- E5901 Municipio Tucupita	127.084.432					127.084.432
	- E5902 Municipio Antonio Díaz	65.073.105					65.073.105
	- E5903 Municipio Casacoima	62.876.484					62.876.484
	- E5904 Municipio Pedernales	40.016.009					40.016.009
	- E6001 Municipio Acosta	18.695.661					18.695.661
	- E6002 Municipio Bolívar	14.538.669					14.538.669
	- E6003 Municipio Buchivacoa	22.387.792					22.387.792
	- E6004 Municipio Cacique Manaure	15.229.489					15.229.489
	- E6005 Municipio Carirubana	96.328.670					96.328.670
	- E6006 Municipio Colina	26.249.800					26.249.800
	- E6007 Municipio Dabajuro	20.746.622					20.746.622
	- E6008 Municipio Democracia	18.037.588					18.037.588
	- E6009 Municipio Falcón	30.165.823					30.165.823
	- E6010 Municipio Federación	22.719.517					22.719.517
	- E6011 Municipio Jacura	17.414.096					17.414.096
	- E6012 Municipio Unión	17.817.904					17.817.904
	- E6013 Municipio Los Taques	25.525.087					25.525.087
	- E6014 Municipio Mauroa	22.034.006					22.034.006
	- E6015 Municipio Miranda	86.677.380					86.677.380
	- E6016 Municipio Monseñor Iturriza	19.083.825					19.083.825
	- E6017 Municipio Palmasola	14.069.990					14.069.990
	- E6018 Municipio Petit	17.222.607					17.222.607
	- E6019 Municipio Píritu	16.330.317					16.330.317

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	Presupuesto 2014
	- E6020 Municipio San Francisco	15.445.695					15.445.695
	- E6021 Municipio Silva	24.695.575					24.695.575
	- E6022 Municipio Zamora	23.577.634					23.577.634
	- E6023 Municipio Sucre	14.305.977					14.305.977
	- E6024 Municipio Tocópero	13.233.014					13.233.014
	- E6025 Municipio Urumaco	15.010.772					15.010.772
	- E6101 Municipio Camaguán	26.771.517					26.771.517
	- E6102 Municipio Chaguaramas	23.112.598					23.112.598
	- E6103 Municipio El Socorro	24.373.960					24.373.960
	- E6104 Municipio Leonardo Infante	68.627.347					68.627.347
	- E6105 Municipio Las Mercedes	32.923.713					32.923.713
	- E6106 Municipio Julián Mellado	28.414.728					28.414.728
	- E6107 Municipio Francisco de Miranda	76.583.211					76.583.211
	- E6108 Municipio José Tadeo Monagas	46.538.189					46.538.189
	- E6109 Municipio Ortiz	27.592.139					27.592.139
	- E6110 Municipio José Felix Ribas	32.041.314					32.041.314
	- E6111 Municipio Juan Germán Roscio	67.199.007					67.199.007
	- E6112 Municipio Santa María de Ipire	23.774.965					23.774.965
	- E6113 Municipio San José de Guaribe	21.772.417					21.772.417
	- E6114 Municipio Pedro Zaraza	41.019.022					41.019.022
	- E6115 Municipio San Gerónimo de Guayabal	26.184.580					26.184.580
	- E6201 Municipio Andrés Eloy Blanco	66.438.172					66.438.172
	- E6202 Municipio Crespo	67.321.229					67.321.229
	- E6203 Municipio Iribarren	347.363.154					347.363.154
	- E6204 Municipio Jiménez	81.554.035					81.554.035
	- E6205 Municipio Morán	91.134.336					91.134.336
	- E6206 Municipio Palavecino	101.213.063					101.213.063
	- E6207 Municipio Simón Planas	63.008.042					63.008.042
	- E6208 Municipio Torres	121.537.796					121.537.796

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6209 Municipio Urdaneta	77.327.204					77.327.204
	- E6301 Municipio Alberto Adriani	61.065.278					61.065.278
	- E6302 Municipio Andrés Bello	17.942.930					17.942.930
	- E6303 Municipio Antonio Pinto Salinas	21.216.306					21.216.306
	- E6304 Municipio Aricagua	15.510.053					15.510.053
	- E6305 Municipio Arzobispo Chacón	20.915.995					20.915.995
	- E6306 Municipio Campo Elías	51.108.496					51.108.496
	- E6307 Municipio Caracciolo Parra Olmedo	23.441.493					23.441.493
	- E6308 Municipio Cardenal Quintero	16.183.656					16.183.656
	- E6309 Municipio Guaraque	16.481.336					16.481.336
	- E6310 Municipio Julio César Salas	17.496.933					17.496.933
	- E6311 Municipio Justo Briceño	14.982.036					14.982.036
	- E6312 Municipio Libertador	100.513.722					100.513.722
	- E6313 Municipio Miranda	20.829.848					20.829.848
	- E6314 Municipio Obispo Ramos de Lora	21.368.800					21.368.800
	- E6315 Municipio Padre Noguera	13.576.263					13.576.263
	- E6316 Municipio Pueblo Llano	15.954.288					15.954.288
	- E6317 Municipio Rangel	19.974.632					19.974.632
	- E6318 Municipio Rivas Dávila	19.479.745					19.479.745
	- E6319 Municipio Santos Marquina	19.158.897					19.158.897
	- E6320 Municipio Sucre	34.772.549					34.772.549
	- E6321 Municipio Tovar	25.865.569					25.865.569
	- E6322 Municipio Tulio Febres Cordero	25.187.929					25.187.929
	- E6323 Municipio Zea	16.159.706					16.159.706
	- E6401 Municipio Acevedo	72.158.519					72.158.519
	- E6402 Municipio Andrés Bello	38.416.841					38.416.841
	- E6403 Municipio Baruta	105.685.569					105.685.569
	- E6404 Municipio Brión	52.731.510					52.731.510
	- E6405 Municipio Carrizal	45.541.554					45.541.554

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6406 Municipio Cristóbal Rojas	66.231.831					66.231.831
	- E6407 Municipio Buroz	40.844.021					40.844.021
	- E6408 Municipio Chacao	45.076.259					45.076.259
	- E6409 Municipio Guaicaipuro	105.779.747					105.779.747
	- E6410 Municipio El Hatillo	48.551.801					48.551.801
	- E6411 Municipio Independencia	71.475.192					71.475.192
	- E6412 Municipio Lander	76.331.503					76.331.503
	- E6413 Municipio Los Salias	50.250.063					50.250.063
	- E6414 Municipio Páez	50.901.846					50.901.846
	- E6415 Municipio Paz Castillo	65.018.670					65.018.670
	- E6416 Municipio Pedro Gual	46.274.340					46.274.340
	- E6417 Municipio Plaza	89.460.755					89.460.755
	- E6418 Municipio Simón Bolívar	44.574.910					44.574.910
	- E6419 Municipio Sucre	175.693.576					175.693.576
	- E6420 Municipio Urdaneta	73.768.441					73.768.441
	- E6421 Municipio Zamora	86.715.467					86.715.467
	- E6501 Municipio Acosta	27.714.241					27.714.241
	- E6502 Municipio Bolívar	34.294.239					34.294.239
	- E6503 Municipio Caripe	33.487.615					33.487.615
	- E6504 Municipio Cedeño	34.837.661					34.837.661
	- E6505 Municipio Ezequiel Zamora	43.153.248					43.153.248
	- E6506 Municipio Libertador	38.442.215					38.442.215
	- E6507 Municipio Maturín	219.896.163					219.896.163
	- E6508 Municipio Piar	38.175.206					38.175.206
	- E6509 Municipio Punceres	31.017.670					31.017.670
	- E6510 Municipio Sotillo	30.459.887					30.459.887
	- E6511 Municipio Aguasay	27.774.224					27.774.224
	- E6512 Municipio Santa Barbara	24.664.299					24.664.299
	- E6513 Municipio Uracoa	25.484.686					25.484.686
	- E6601 Municipio Antolín del Campo	31.657.107					31.657.107

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6602 Municipio Arismendi	31.774.970					31.774.970
	- E6603 Municipio Díaz	52.216.940					52.216.940
	- E6604 Municipio García	49.826.663					49.826.663
	- E6605 Municipio Gómez	37.828.343					37.828.343
	- E6606 Municipio Maneiro	41.213.164					41.213.164
	- E6607 Municipio Marcano	34.772.451					34.772.451
	- E6608 Municipio Mariño	63.587.960					63.587.960
	- E6609 Municipio Península de Macanao	35.716.186					35.716.186
	- E6610 Municipio Tubores	38.183.452					38.183.452
	- E6611 Municipio Villalba	23.109.090					23.109.090
	- E6701 Municipio Agua Blanca	27.374.757					27.374.757
	- E6702 Municipio Araure	77.864.939					77.864.939
	- E6703 Municipio Esteller	36.506.641					36.506.641
	- E6704 Municipio Guanare	92.317.678					92.317.678
	- E6705 Municipio Guanarito	38.944.238					38.944.238
	- E6706 Municipio Monseñor José Vicente de Unda	28.393.632					28.393.632
	- E6707 Municipio Ospino	39.992.552					39.992.552
	- E6708 Municipio Páez	82.766.218					82.766.218
	- E6709 Municipio Papelón	30.051.692					30.051.692
	- E6710 Municipio San Genaro de Boconoíto	29.936.013					29.936.013
	- E6711 Municipio San Rafael de Onoto	26.595.015					26.595.015
	- E6712 Municipio Santa Rosalía	27.946.307					27.946.307
	- E6713 Municipio Sucre	34.848.040					34.848.040
	- E6714 Municipio Turén	44.810.544					44.810.544
	- E6801 Municipio Andrés Eloy Blanco	30.030.242					30.030.242
	- E6802 Municipio Andrés Mata	26.984.380					26.984.380
	- E6803 Municipio Arismendi	37.286.123					37.286.123
	- E6804 Municipio Benítez	37.118.677					37.118.677

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6805 Municipio Bermúdez	67.719.495					67.719.495
	- E6806 Municipio Bolívar	27.098.674					27.098.674
	- E6807 Municipio Cajigal	27.211.616					27.211.616
	- E6808 Municipio Cruz Salmerón Acosta	32.834.593					32.834.593
	- E6809 Municipio Libertador	22.908.761					22.908.761
	- E6810 Municipio Mariño	28.527.173					28.527.173
	- E6811 Municipio Mejía	24.617.969					24.617.969
	- E6812 Municipio Montes	40.283.920					40.283.920
	- E6813 Municipio Ribero	43.951.287					43.951.287
	- E6814 Municipio Sucre	151.236.793					151.236.793
	- E6815 Municipio Valdez	34.656.015					34.656.015
	- E6901 Municipio Andrés Bello	17.722.360					17.722.360
	- E6902 Municipio Ayacucho	30.494.538					30.494.538
	- E6903 Municipio Bolívar	30.702.666					30.702.666
	- E6904 Municipio Cárdenas	50.600.893					50.600.893
	- E6905 Municipio Córdoba	23.216.518					23.216.518
	- E6906 Municipio Fernández Feo	28.563.921					28.563.921
	- E6907 Municipio García de Hevia	28.762.321					28.762.321
	- E6908 Municipio Guásimos	24.706.042					24.706.042
	- E6909 Municipio Independencia	22.601.739					22.601.739
	- E6910 Municipio Jáuregui	25.221.006					25.221.006
	- E6911 Municipio Junín	38.810.566					38.810.566
	- E6912 Municipio Libertad	19.984.545					19.984.545
	- E6913 Municipio Libertador	21.522.493					21.522.493
	- E6914 Municipio Lobatera	15.885.709					15.885.709
	- E6915 Municipio Michelena	17.328.367					17.328.367
	- E6916 Municipio Panamericano	22.670.416					22.670.416
	- E6917 Municipio Pedro María Ureña	27.672.824					27.672.824
	- E6918 Municipio Samuel Darío Maldonado	18.553.917					18.553.917

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6919 Municipio San Cristóbal	94.464.999					94.464.999
	- E6920 Municipio Seboruco	14.819.014					14.819.014
	- E6921 Municipio Sucre	14.765.917					14.765.917
	- E6922 Municipio Uribante	22.047.620					22.047.620
	- E6923 Municipio José Maria Vargas	15.010.990					15.010.990
	- E6924 Municipio Antonio Rómulo Costa	14.780.573					14.780.573
	- E6925 Municipio Francisco de Miranda	13.329.283					13.329.283
	- E6926 Municipio Rafael Urdaneta	13.571.849					13.571.849
	- E6927 Municipio Simón Rodríguez	12.177.384					12.177.384
	- E6928 Municipio Torbes	26.956.323					26.956.323
	- E6929 Municipio San Judas Tadeo	14.316.801					14.316.801
	- E7001 Municipio Boconó	50.933.385					50.933.385
	- E7002 Municipio Candelaria	24.643.012					24.643.012
	- E7003 Municipio Carache	26.636.491					26.636.491
	- E7004 Municipio Escuque	23.544.752					23.544.752
	- E7005 Municipio Miranda	22.221.227					22.221.227
	- E7006 Municipio Monte Carmelo	18.663.562					18.663.562
	- E7007 Municipio Motatán	20.615.086					20.615.086
	- E7008 Municipio Pampan	32.489.833					32.489.833
	- E7009 Municipio Rafael Rangel	21.368.323					21.368.323
	- E7010 Municipio San Rafael de Carvajal	34.862.146					34.862.146
	- E7011 Municipio Sucre	24.821.880					24.821.880
	- E7012 Municipio Trujillo	35.646.018					35.646.018
	- E7013 Municipio Urdaneta	27.201.490					27.201.490
	- E7014 Municipio Valera	67.679.284					67.679.284
	- E7015 Municipio Andrés Bello	19.287.826					19.287.826
	- E7016 Municipio Bolívar	19.197.621					19.197.621
	- E7017 Municipio Juan Vicente Campo Elías	14.665.486					14.665.486

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7018 Municipio José Felipe Márquez Cañizalez	16.431.975					16.431.975
	- E7019 Municipio La Ceiba	21.347.338					21.347.338
	- E7020 Municipio Pampanito	23.653.400					23.653.400
	- E7101 Municipio Bolívar	32.520.413					32.520.413
	- E7102 Municipio Bruzual	46.082.311					46.082.311
	- E7103 Municipio José Antonio Páez	24.371.122					24.371.122
	- E7104 Municipio Nirgua	47.938.163					47.938.163
	- E7105 Municipio Peña	59.169.405					59.169.405
	- E7106 Municipio San Felipe	60.169.589					60.169.589
	- E7107 Municipio Sucre	24.454.863					24.454.863
	- E7108 Municipio Urachiche	25.364.712					25.364.712
	- E7109 Municipio Arístide Bastidas	24.594.218					24.594.218
	- E7110 Municipio Cocorote	33.932.926					33.932.926
	- E7111 Municipio Independencia	41.413.346					41.413.346
	- E7112 Municipio La Trinidad	23.279.723					23.279.723
	- E7113 Municipio Manuel Monge	22.812.594					22.812.594
	- E7114 Municipio Veroes	30.648.695					30.648.695
	- E7201 Municipio Almirante Padilla	43.158.042					43.158.042
	- E7202 Municipio Baralt	66.373.357					66.373.357
	- E7203 Municipio Cabimas	107.188.032					107.188.032
	- E7204 Municipio Catatumbo	59.525.027					59.525.027
	- E7205 Municipio Colón	77.152.397					77.152.397
	- E7206 Municipio Jesús Enrique Lossada	75.559.002					75.559.002
	- E7207 Municipio La Cañada de Urdaneta	63.930.919					63.930.919
	- E7208 Municipio Lagunillas	91.247.712					91.247.712
	- E7209 Municipio Mara	96.786.952					96.786.952
	- E7210 Municipio Maracaibo	416.952.068					416.952.068
	- E7211 Municipio Miranda	68.228.747					68.228.747

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7212 Municipio Indígena Bolivariano Guajira	60.850.642					60.850.642
	- E7213 Municipio Machiques de Perijá	87.952.504					87.952.504
	- E7214 Municipio Rosario de Perijá	68.117.239					68.117.239
	- E7215 Municipio Santa Rita	55.499.795					55.499.795
	- E7216 Municipio Sucre	56.360.845					56.360.845
	- E7217 Municipio Valmore Rodríguez	55.042.957					55.042.957
	- E7218 Municipio Francisco Javier Pulgar	49.502.769					49.502.769
	- E7219 Municipio Jesús Maria Semprún	58.443.821					58.443.821
	- E7220 Municipio San Francisco	151.016.796					151.016.796
	- E7221 Municipio Simón Bolívar	51.700.151					51.700.151
	- E7301 Municipio Vargas	362.108.025					362.108.025
	- E7600 Área Metropolitana de Caracas	148.477.189					148.477.189
4.07.07.00.00	Subsidio de capitalidad	50.000.000					50.000.000
4.07.07.01.00	Subsidio de capitalidad	50.000.000					50.000.000
	- E5000 Distrito Capital	50.000.000					50.000.000

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	30.000.000					30.000.000
	TOTAL	**30.000.000**					**30.000.000**

32

Defensoría del Pueblo

DEFENSORÍA DEL PUEBLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio económico 2014 se cuenta con recursos asignados por el Ejecutivo Nacional, para dar continuidad al proyecto de Fortalecimiento de los mecanismos de protección, promoción, defensa y vigilancia de los Derechos Humanos.

Durante la ejecución del presupuesto se espera dar continuidad al acompañamiento que se ofrece a personas y colectivos en pro de que se cuente con herramientas que permitan conocer sus Derechos Humanos y Fundamentales y de esta manera accionar en la Promoción, Defensa y Vigilancia de los mismos. Igualmente, se pretende desarrollar mecanismos que permitan dar respuesta permanente a las personas y colectivos altamente vulnerables, así como generar observaciones y recomendaciones a los organismos e instituciones del estado, mediante la coordinación de esfuerzos y recursos en el adecuado cumplimiento de la política en materia de derechos humanos y la efectiva prestación de los servicios públicos.

De igual forma, se prevé promover una cultura de Derechos Humanos a escala nacional mediante la formación e integración de las comunidades a los programas que se ejecutan para que establezcan sus necesidades y contribuyan a la generación de políticas públicas. Asimismo, fortalecer la estructura y la capacidad de gestión institucional de la Defensoría del Pueblo para el ejercicio de sus competencias y atribuciones y mejorar los mecanismos de promoción, protección y ejercicio de los Derechos Humanos, mediante la incorporación de espacios de atención ciudadana, articulación estado-población y ejecución del plan nacional de promoción y divulgación de los Derechos Humanos a escala nacional.

Asimismo, se estima lograr el pleno reconocimiento y protección de la dignidad de las personas, fundamentalmente de aquellas en situación de discriminación, marginalidad y vulnerabilidad. Potenciando la participación protagónica y la organización de las comunidades para la realización plena de sus derechos humanos. Promoviendo la transformación del Estado y la reducción de las asimetrías de poder, para alcanzar la justicia social, bajo el principio de corresponsabilidad. Contribuyendo con una cultura de derechos humanos fundamentada en los principios de solidaridad internacional, autodeterminación de los pueblos y bienestar de la humanidad.

La Defensoría del Pueblo, como órgano integrante del Poder Ciudadano, que forma parte del Poder Público Nacional, tiene a su cargo la promoción, defensa y vigilancia de los derechos y garantías establecidos en la Constitución de la República Bolivariana de Venezuela y en los instrumentos internacionales sobre derechos humanos, además de los intereses legítimos, colectivos o difusos de los ciudadanos y ciudadanas dentro del territorio, y de éstos cuando estén sujetos a la jurisdicción de la República en el exterior.

Las competencias de la Defensoría del Pueblo según su base legal son:

- Iniciar y proseguir de oficio o a petición del interesado o la interesada, cualquier investigación conducente al esclarecimiento de asuntos de su competencia, de conformidad con los artículos 2 y 4 de la presente Ley.
- Interponer, adherirse o de cualquier modo intervenir en las acciones de inconstitucionalidad, interpretación, amparo, hábeas corpus, hábeas data, medidas cautelares y demás acciones o recursos judiciales, y cuando lo estime justificado y procedente, las acciones subsidiarias de resarcimiento, para la indemnización y reparación por daños y perjuicios, así como para hacer efectiva las indemnizaciones por daño material a las víctimas por violación de derechos humanos.
- Actuar frente a cualquier jurisdicción, bien sea de oficio, a instancia de parte o por solicitud del órgano jurisdiccional correspondiente.

- Mediar, conciliar y servir de facilitador en la resolución de conflictos materia de su competencia, cuando las circunstancias permitan obtener un mayor y más rápido beneficio a los fines tutelados.
- Velar por los derechos y garantías de las personas que por cualquier causa hubieren sido privadas de libertad, recluidas, internadas, detenidas o que de alguna manera tengan limitada su libertad.
- Visitar e inspeccionar libremente las dependencias y establecimientos de los órganos del Estado, así como cualquiera otra institución o empresa en la que se realicen actividades relacionadas con el ámbito de su competencia, a fin de garantizar la protección de los derechos humanos.
- Velar por los derechos de los pueblos indígenas y ejercer las acciones necesarias para su garantía y efectiva protección.
- Solicitar a las personas e instituciones, la información o documentación relacionada al ejercicio de sus funciones, sin que pueda oponérsele reserva alguna y, formular las recomendaciones y observaciones necesarias para el cumplimiento de sus objetivos, de acuerdo a sus competencias legales.
- Denunciar ante las autoridades correspondientes al funcionario o funcionaria o particular que incumpliere con su deber de colaboración preferente y urgente, en el suministro de información o documentación requerida en ejercicio de las competencias conferidas por la normativa legal.
- Velar por el correcto funcionamiento de los servicios públicos, amparar y proteger los derechos e intereses legítimos, colectivos o difusos de las personas, contra las arbitrariedades, desviaciones de poder y errores cometidos en la prestación de los mismos, interponiendo cuando fuere procedente las acciones necesarias para exigir al Estado el resarcimiento a las personas de los daños y perjuicios que le sean ocasionados con motivo del mal funcionamiento de los servicios públicos.
- Solicitar ante el órgano competente la aplicación de los correctivos y las sanciones a que hubiere lugar por la violación de los derechos del consumidor y el usuario.
- Promover la suscripción, ratificación y adhesión de tratados, pactos y convenciones relativos a derechos humanos, así como promover su difusión y aplicación.
- Realizar estudios e investigaciones con el objeto de presentar iniciativas de ley u ordenanzas, o formular recomendaciones.
- Promover, divulgar y ejecutar programas educativos y de investigación para la difusión y efectiva protección de los derechos humanos.
- Velar por la efectiva conservación y protección del medio ambiente, en resguardo del interés colectivo.
- Impulsar la participación ciudadana para vigilar los derechos y garantías constitucionales y demás objetivos de la Defensoría del Pueblo.
- Ejercer las acciones a que haya lugar frente a la amenaza o violación de los derechos humanos de las mujeres, niñas, niños y adolescentes.
- Las demás que establecen la Constitución de la República Bolivariana de Venezuela y las leyes.

RESUMEN DE PROYECTOS DEL ÓRGANO

(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
123.232	320022000	Fortalecimiento de los mecanismos de protección, promoción, defensa y vigilancia de los Derechos Humanos	denuncia			32.124	135.700.000			135.700.000
	329999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			5.000.000	5.000.000			5.000.000
						TOTAL	140.700.000			140.700.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
320001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	42.600.000			42.600.000
320002000	Gestión administrativa	750.000			750.000
320003000	Previsión y protección social	2.750.000			2.750.000
320006000	Gestión Auditoria Interna	3.200.000			3.200.000
	TOTAL	49.300.000			49.300.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**401**	**321**		**722**	**44.367.916**		**44.367.916**
Altos Funcionarios y de Elección Popular	1			1	315.000		315.000
Alto Nivel y de Dirección	9	3		12	2.730.000		2.730.000
Directivo	45	50		95	22.137.000		22.137.000
Profesional y Técnico	212	110		322	11.596.000		11.596.000
Personal Administrativo	129	102		231	5.067.000		5.067.000
Obrero	5	56		61	2.522.916		2.522.916
Personal Contratado	**40**	**47**		**87**	**3.423.000**		**3.423.000**
Profesional y Técnico	24	22		46	2.009.400		2.009.400
Personal Administrativo	16	25		41	1.413.600		1.413.600
TOTAL	**441**	**368**		**809**	**47.790.916**		**47.790.916**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto
	F	M	Total	2014
Pensionados	**5**	**3**	**8**	**869.000**
Empleados	5	3	8	869.000
Jubilados	**8**	**10**	**18**	**1.881.000**
Empleados	8	10	18	1.881.000
TOTAL	**13**	**13**	**26**	**2.750.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	152.500.000			152.500.000
4.02	Materiales, suministros y mercancías	3.050.000			3.050.000
4.03	Servicios no personales	22.374.160			22.374.160
4.04	Activos reales	3.575.840			3.575.840
4.07	Transferencias y donaciones	8.500.000			8.500.000
	TOTAL	**190.000.000**			**190.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	5.000.000			5.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.000.000			5.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	5.000.000			5.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.000.000			5.000.000
	- A0412 Fundación Juan Vives Suriá	5.000.000			5.000.000

PROYECTO: COD. N.E: 123232 COD. PPTO: 320022000 Fortalecimiento de los mecanismos de protección, promoción, defensa y vigilancia de los Derechos Humanos

UNIDAD DE MEDIDA: denuncia

CANTIDAD: Fem.(0) Mas.(0) Total(32.124)

ASIGNACIÓN PRESUPUESTARIA: 135.700.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la estructura y la capacidad de gestión institucional de la Defensoría del Pueblo para el ejercicio de sus competencias y atribuciones

OBJETIVOS ESPECÍFICOS: Mejorar los mecanismos de promoción, protección y ejercicio de los Derechos Humanos, mediante la incorporación de espacios de atención ciudadana, articulación estado-población y ejecución del plan nacional de promoción y divulgación de los DDHH a escala nacional.

RESULTADO: Denuncias recibidas han sido efectivamente procesadas y se les han dado el debido seguimiento para la restitución del derecho infringido, así como las personas y colectivos se han formado en la defensa de sus derechos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	107.291.540					107.291.540
4.02	Materiales, suministros y mercancías	3.000.000					3.000.000
4.03	Servicios no personales	21.833.460					21.833.460
4.04	Activos reales	3.575.000					3.575.000
	TOTAL	**135.700.000**					**135.700.000**

PROYECTO:	COD. PPTO: 329999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(5.000.000)
ASIGNACIÓN PRESUPUESTARIA:	5.000.000
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito a la Defensoría del Pueblo
OBJETIVOS ESPECÍFICOS:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos del ente adscrito a la Defensoría del Pueblo
RESULTADO:	5.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	5.000.000					5.000.000
	TOTAL	**5.000.000**					**5.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.000.000					5.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.000.000					5.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	5.000.000					5.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.000.000					5.000.000
	- A0412 Fundación Juan Vives Suriá	5.000.000					5.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	42.158.460					42.158.460
4.03	Servicios no personales	441.540					441.540
	TOTAL	**42.600.000**					**42.600.000**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	750.000					750.000
	TOTAL	**750.000**					**750.000**

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.750.000					2.750.000
	TOTAL	**2.750.000**					**2.750.000**

ACCIÓN CENTRALIZADA: Gestión Auditoria Interna
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.050.000					3.050.000
4.02	Materiales, suministros y mercancías	50.000					50.000
4.03	Servicios no personales	99.160					99.160
4.04	Activos reales	840					840
	TOTAL	**3.200.000**					**3.200.000**

33

Vicepresidencia de la República

VICEPRESIDENCIA DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Vicepresidencia de la República Bolivariana de Venezuela, es el órgano responsable de coordinar las políticas públicas, sobre la base de los valores de compromiso institucional, justicia social, ética, excelencia y el trabajo en equipo, con trabajadores calificados y comprometidos en lo técnico, político y social, para garantizar la calidad de vida del pueblo venezolano, a partir de las atribuciones que le son conferidas al Vicepresidente Ejecutivo, de acuerdo a los artículos 238 y 239 de la Constitución de la República Bolivariana de Venezuela y 49 de la Ley Orgánica de la Administración Pública, de colaborar con el Presidente o la Presidenta de la República, en la dirección de la acción de gobierno y de presidir el Consejo Federal de Gobierno y coordinar las relaciones del Ejecutivo Nacional con los Estados, los Distritos Metropolitanos, presidir el Consejo de Estado, así como las que le señale la ley y demás actos normativos.

En el Decreto Presidencial Nº 6.558 de fecha 07 de abril de 2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.155 de la misma fecha, se dicta el nuevo Reglamento Orgánico de la Vicepresidencia de la República, donde se establece la Estructura Orgánica, Funcional y Distribución de competencias de cada dependencia; así mismo, se adscribe el Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), como un servicio desconcentrado sin personalidad jurídica. A través de esta estructura organizativa, la Vicepresidencia podrá continuar como una institución estratégica, vigilante de la gestión gubernamental, a través del seguimiento y control de las políticas públicas, de manera eficiente y eficaz, generadora de referentes, que contribuyan a la inclusión del individuo, en una sociedad de solidaridad e igualdad.

Por otra parte, según Decreto Presidencial Nº 6.732 de fecha 02 de junio de 2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.202 de la misma fecha, se incorporan a la Vicepresidencia de la República, los siguientes entes: Fundación Misión Milagro, la empresa Venezolana de Importaciones y Exportaciones C.A. (VEXIMCA).

Adicionalmente, el Decreto Presidencial Nº 7.435 de fecha 08 de mayo de 2010, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.426 de fecha 18 de mayo de 2010, se dicta la Reforma Parcial de Decreto Nº 7.408 de fecha 04 de mayo de 2010, en el cual se adscriben a la Vicepresidencia de la República los siguientes entes: Fundación para el Desarrollo de la Región Occidental (FUDECO), Corporación de Desarrollo de la Región Central (CORPOCENTRO), Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS), Corporación de Desarrollo de la Región de los Andes (CORPOANDES), Corporación de Desarrollo de la Región del Zulia (CORPOZULIA).

Así mismo, en el Decreto Presidencial Nº 7.588 de fecha 22 de julio de 2010, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.479 de fecha 03 de agosto de 2010, se adscribe a la Vicepresidencia de la República, la Comisión Nacional de Telecomunicaciones (CONATEL).

En el Decreto Presidencial Nº 8.172 de fecha 25 de abril de 2011, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.660 de fecha 26 de abril de 2011, se adscriben a la Vicepresidencia de la República los siguientes entes: Corporación Venezolana del Café y la Empresa de Propiedad Social Algodones del Orinoco, C.A., esto con el objeto de garantizar la producción y la distribución de café y algodón, optimizando su calidad, a los fines de cubrir las necesidades del pueblo y contribuir a alcanzar la seguridad y la soberanía agroalimentaria de la Nación y su exportación.

En el Decreto Presidencial Nº 8.800 de fecha 14 de febrero de 2012, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.874 de fecha 1º de marzo de 2012, se oficializa la creación de la Corporación de Desarrollo Jacinto Lara (CORPOLARA), como ente descentralizado del Ejecutivo Nacional, a cuyo cargo estará el apoyo a la implementación de las políticas públicas nacionales en los estados Lara, Yaracuy y Portuguesa. La Corporación estará adscrita a la Vicepresidencia de la República.

En el Decreto Presidencial Nº 9,431 e fecha 19 de marzo de 2013, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 40.135 de fecha 25 de marzo de 2013, se adscribe a la Vicepresidencia de la República la Corporación de Desarrollo de la Cuenca del Rio Tuy "Francisco de Miranda" (CORPOMIRANDA). En Resolución N° 007 de fecha 13 de marzo de 2013 se resuelve prorrogar por 6 meses, contados a partir del 12 de marzo de 2013, el plazo de la supresión y liquidación de la Fundación para el Desarrollo de la Región Occidental (FUDECO).

En el Decreto Presidencial Nº 11 de fecha 22 de abril de 2013, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 41.157 de fecha 30 de abril de 2013, se crean con dependencia jerárquica y asignación de recursos por parte de la Vicepresidencia de la República, las Regiones Estratégicas de Desarrollo Integral (REDIS): Región Estratégica de Desarrollo Integral Central (REDI CENTRAL), Región Estratégica de Desarrollo Integral Occidental (REDI OCCIDENTAL), Región Estratégica de Desarrollo Integral Los Llanos (REDI LOS LLANOS), Región Estratégica de Desarrollo Integral Oriental (REDI ORIENTAL), Región Estratégica de Desarrollo Integral Guayana (REDI GUAYANA), Región Estratégica de Desarrollo Integral Marítima e Insular (REDI INSULAR).

En el Decreto Presidencial N° 9.454 de fecha 8 de abril de 2013, publicado en Gaceta Oficial de la República de Venezuela N° 40.153 de fecha 24 de abril de 2013, se adscribe a la Vicepresidencia de la República la Corporación Especial para el Desarrollo Integral del Estado Amazonas, S.A. (CORPOAMAZONAS), que tiene como misión apoyar al Ejecutivo Nacional, en la implementación de las políticas públicas en el territorio y las poblaciones que comprenden el Estado Amazonas.

Finalmente, en el Decreto Presidencial Nº 298 de fecha 08 de agosto de 2013, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 40.227 de fecha 13 de agosto de 2013, con dependencia jerárquica y asignación de recursos por parte de la Vicepresidencia de la República, se crea la Región Estratégica de Desarrollo Integral Los Andes (REDI LOS ANDES).

Con el supremo compromiso y voluntad de lograr la mayor eficacia política y calidad revolucionaria en la construcción del socialismo, la refundación de la Nación venezolana, basado en principios humanistas, sustentado en condiciones morales y éticas, que persigue el progreso de la patria y del colectivo, en este contexto, el presupuesto de gastos de la Vicepresidencia de la República y sus entes adscritos, para el ejercicio económico financiero 2014, está fundamentado en los principios consagrados en nuestra Carta Magna, que promueven la participación y organización de la comunidad, el desarrollo de la contraloría social, la construcción de una nueva ética del servidor público y en las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
120.360	330031000	Fortalecimiento institucional de la infraestructura del edificio sede de la Vicepresidencia y Despachos Alternos	Restauración			4	23.632.928			23.632.928
120.308	330032000	Modernización Integral de la plataforma tecnológica y del sistema informático de la Vicepresidencia de la República Bolivariana de Venezuela	Oficina			12	17.699.200			17.699.200
120.358	330034000	Garantizar de manera integral y oportuna la atención a las necesidades de la ciudadanía en condiciones de vulnerabilidad, así como también a las familias residentes de los refugios dependientes de la Vicepresidencia	Solicitud			9.253	26.580.944			26.580.944
120.405	330036000	Optimizar las acciones de inteligencia y contrainteligencia para la seguridad de Estado	Informe			25.430	761.808.260			761.808.260
	339999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			2.384.310.301	60.000.000	2.324.310.301		2.384.310.301
						TOTAL	889.721.332	2.324.310.301		3.214.031.633

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
330001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	246.859.595			246.859.595
330002000	Gestión administrativa	852.279.730			852.279.730
330003000	Previsión y protección social	42.511.709			42.511.709
330006000	Gastos de funcionamiento de la Comisión Central de Planificación y entes adscritos	40.000.000			40.000.000
330007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	998.379			998.379
	TOTAL	1.182.649.413			1.182.649.413

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**940**	**2.461**	**111**	**3.512**	**123.400.164**	**148.746.093**	**272.146.257**
Altos Funcionarios y de Elección Popular		1		1	89.472		89.472
Alto Nivel y de Dirección	7	11	20	38	3.269.904		3.269.904
Directivo	2	3		5	392.949	196.957	589.906
Profesional y Técnico	293	257	29	579	21.197.508	26.465.665	47.663.173
Administrativo	123	305	10	438	15.696.558	20.417.312	36.113.870
De Investigación	334	1.584		1.918	68.530.716	94.436.892	162.967.608
Obrero	181	300	52	533	14.223.057	7.229.267	21.452.324
Personal Fijo a Tiempo Parcial	**10**	**12**		**22**	**651.453**	**1.015.083**	**1.666.536**
Médico	10	12		22	651.453	1.015.083	1.666.536
Personal Contratado	**290**	**332**		**622**	**35.165.764**		**35.165.764**
Profesional y Técnico	148	166		314	20.803.431		20.803.431
Administrativo	108	120		228	11.392.177		11.392.177
Obrero	34	46		80	2.970.156		2.970.156
TOTAL	**1.240**	**2.805**	**111**	**4.156**	**159.217.381**	**149.761.176**	**308.978.557**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**83**	**67**	**150**	**9.465.744**
Empleado	83	67	150	9.465.744
Jubilados	**243**	**162**	**405**	**33.045.965**
Empleado	243	162	405	33.045.965
TOTAL	**326**	**229**	**555**	**42.511.709**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	903.952.550			903.952.550
4.02	Materiales, suministros y mercancías	138.215.530			138.215.530
4.03	Servicios no personales	187.266.006			187.266.006
4.04	Activos reales	65.686.155			65.686.155
4.06	Gastos de defensa y seguridad del estado	60.000.000			60.000.000
4.07	Transferencias y donaciones	716.750.504	2.324.310.301		3.041.060.805
4.11	Disminución de pasivos	500.000			500.000
	TOTAL	**2.072.370.745**	**2.324.310.301**		**4.396.681.046**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	666.000.000	2.324.310.301		2.990.310.301
4.07.01.00.00	Transferencias y donaciones corrientes internas	666.000.000	2.324.310.301		2.990.310.301
4.07.01.03.00	Transferencias corrientes internas al sector público	666.000.000	2.324.310.301		2.990.310.301
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	566.000.000			566.000.000
	- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)	35.000.000			35.000.000
	- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	35.000.000			35.000.000
	- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	40.000.000			40.000.000
	- A0019 Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)	80.000.000			80.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0261 Corporación de Desarrollo Jacinto Lara (CORPOLARA)	40.000.000			40.000.000
	- A0460 Fundación Misión Milagro	90.000.000			90.000.000
	- A0511 Región Estratégica de Desarrollo Integral Marítima e Insular	18.000.000			18.000.000
	- A0512 Región Estratégica de Desarrollo Integral Occidental	18.000.000			18.000.000
	- A0513 Región Estratégica de Desarrollo Integral Oriental	18.000.000			18.000.000
	- A0514 Región Estratégica de Desarrollo Integral Los Llanos	18.000.000			18.000.000
	- A0516 Región Estratégica de Desarrollo Integral Guayana	18.000.000			18.000.000
	- A0519 Región Estratégica de Desarrollo Integral Los Andes	18.000.000			18.000.000
	- A0523 Región Estratégica de Desarrollo Integral Central	18.000.000			18.000.000
	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	70.000.000			70.000.000
	- A0908 Servicio Nacional de Contrataciones	50.000.000			50.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	100.000.000			100.000.000
	- A0296 Corporación de Desarrollo de la Cuenca del Río Tuy "Francisco de Miranda", S.A. (CORPOMIRANDA, S.A.)	40.000.000			40.000.000
	- A0298 Corporación Especial para el Desarrollo Integral del Estado Amazonas, S.A. (CORPOAMAZONAS, S.A.)	40.000.000			40.000.000
	- A1554 Corporación Venezolana del Café, S.A.	20.000.000			20.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		2.324.310.301		2.324.310.301
	- A0296 Corporación de Desarrollo de la Cuenca del Río Tuy "Francisco de Miranda", S.A. (CORPOMIRANDA, S.A.)		2.324.310.301		2.324.310.301

PROYECTO: COD. N.E: 120.360 COD. PPTO: 330031000 Fortalecimiento institucional de la infraestructura del edificio sede de la Vicepresidencia y Despachos Alternos

UNIDAD DE MEDIDA: Restauración

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 23.632.928

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar la calidad de la gestión pública

OBJETIVOS ESPECÍFICOS: Mejorar la infraestructura física y adecuar las áreas para el desarrollo eficiente de las actividades laborales.

RESULTADO: Infraestructura recuperada (Condiciones óptimas de los espacios físicos).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	23.632.928					23.632.928
	TOTAL	**23.632.928**					**23.632.928**

PROYECTO:	COD. N.E: 120.308 COD. PPTO: 330032000 Modernización integral de la plataforma tecnológica y del sistema informático de la Vicepresidencia de la República Bolivariana de Venezuela
UNIDAD DE MEDIDA:	Oficina
CANTIDAD:	Fem.(0) Mas.(0) Total(12)
ASIGNACIÓN PRESUPUESTARIA:	17.699.200
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Adecuar la plataforma tecnológica para satisfacer los requerimientos y necesidades actuales de la Institución.
OBJETIVOS ESPECÍFICOS:	Crear una plataforma que permita la restauración topológica de la red de voz y datos, a través de la adquisición de una nueva central telefónica y servidores de cómputo.
RESULTADO:	Modernización de la red de cómputo actual.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	2.306.936					2.306.936
4.04	Activos reales	15.392.264					15.392.264
	TOTAL	**17.699.200**					**17.699.200**

PROYECTO: COD. N.E: 120.358 COD. PPTO: 330034000 Garantizar de manera integral y oportuna la atención a las necesidades de la ciudadanía en condiciones de vulnerabilidad, así como también a las familias residentes de los refugios dependientes de la Vicepresidencia

UNIDAD DE MEDIDA: Solicitud

CANTIDAD: Fem.(0) Mas.(0) Total(9.253)

ASIGNACIÓN PRESUPUESTARIA: 26.580.944

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la articulación de los distintos estratos del Estado, para dar respuestas rápidas a las solicitudes del Soberano, así como también, promover la formación y capacitación de la comunidad, en aquellos aspectos vinculados al derecho a la participación ciudadana en el control de la gestión pública.

OBJETIVOS ESPECÍFICOS: Brindar atención y asistencia, en todo momento al público en general, sin ninguna distinción, bien sea en forma individual o comunidades organizadas, a fin de gestionar ante los organismos públicos y privados las solicitudes de ayuda.

RESULTADO: Total de las solicitudes resueltas en un 100%.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.201.300					7.201.300
4.03	Servicios no personales	10.000.748					10.000.748
4.04	Activos reales	1.986.338					1.986.338
4.07	Transferencias y donaciones	7.392.558					7.392.558
	TOTAL	**26.580.944**					**26.580.944**

PROYECTO: COD. N.E: 120.405 COD. PPTO: 330036000 Optimizar las acciones de inteligencia y contrainteligencia para la seguridad de Estado

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(25.430)

ASIGNACIÓN PRESUPUESTARIA: 761.808.260

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Implementar políticas institucionales de aplicación nacional e internacional, relacionadas con acciones de inteligencia y contrainteligencia, dirigidas a afianzar la soberanía nacional en los diferentes ámbitos, de tal manera que se torne irreversible y esté fundamentada en la firme autonomía sobre aspectos estratégicos desde el punto de vista político, económico, social y cultural.

OBJETIVOS ESPECÍFICOS: Incrementar la efectividad de las acciones relacionadas con las labores de inteligencia y contrainteligencia, a través del mejoramiento de las operaciones de búsqueda, procesamiento, análisis y suministro de información, a fin de garantizar la estabilidad en todo el territorio nacional, contrarrestando posibles amenazas de orden interno y externo.

RESULTADO: La ejecución continua de acciones de inteligencia y contrainteligencia, que permitan identificar y neutralizar las amenazas internas y externas, que puedan presentarse contra el orden constitucional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	653.962.728					653.962.728
4.02	Materiales, suministros y mercancías	15.010.792					15.010.792
4.03	Servicios no personales	24.099.241					24.099.241
4.04	Activos reales	8.735.499					8.735.499
4.06	Gastos de defensa y seguridad del estado	60.000.000					60.000.000
	TOTAL	**761.808.260**					**761.808.260**

PROYECTO: COD. PPTO: 339999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(2.384.310.301)

ASIGNACIÓN PRESUPUESTARIA: 2.384.310.301

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos a la Vicepresidencia

OBJETIVOS ESPECÍFICOS: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos a la Vicepresidencia

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	60.000.000	2.324.310.301				2.384.310.301
	- Saneamiento y desarrollo integral de la Cuenca del Río Tuy		2.324.310.301				2.324.310.301
	Resto de Fuentes de Financiamiento	60.000.000					60.000.000
	TOTAL	**60.000.000**	**2.324.310.301**				**2.384.310.301**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	60.000.000	2.324.310.301				2.384.310.301
4.07.01.00.00	Transferencias y donaciones corrientes internas	60.000.000	2.324.310.301				2.384.310.301
4.07.01.03.00	Transferencias corrientes internas al sector público	60.000.000	2.324.310.301				2.384.310.301
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	60.000.000					60.000.000
	- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)	10.000.000					10.000.000
	- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	10.000.000					10.000.000
	- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	10.000.000					10.000.000
	- A0261 Corporación de Desarrollo Jacinto Lara (CORPOLARA)	10.000.000					10.000.000
	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	20.000.000					20.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		2.324.310.301				2.324.310.301
	- A0296 Corporación de Desarrollo de la Cuenca del Río Tuy "Francisco de Miranda", S.A. (CORPOMIRANDA, S.A.)		2.324.310.301				2.324.310.301

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	228.989.822					228.989.822
4.03	Servicios no personales	17.869.773					17.869.773
	TOTAL	246.859.595					246.859.595

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	110.498.173					110.498.173
4.03	Servicios no personales	100.276.268					100.276.268
4.04	Activos reales	34.589.048					34.589.048
4.07	Transferencias y donaciones	606.416.241					606.416.241
4.11	Disminución de pasivos	500.000					500.000
	TOTAL	852.279.730					852.279.730

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	606.000.000					606.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	606.000.000					606.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	606.000.000					606.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	506.000.000					506.000.000
	- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)	25.000.000					25.000.000
	- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	25.000.000					25.000.000
	- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	30.000.000					30.000.000
	- A0019 Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)	80.000.000					80.000.000
	- A0261 Corporación de Desarrollo Jacinto Lara (CORPOLARA)	30.000.000					30.000.000
	- A0460 Fundación Misión Milagro	90.000.000					90.000.000
	- A0511 Región Estratégica de Desarrollo Integral Marítima e Insular	18.000.000					18.000.000
	- A0512 Región Estratégica de Desarrollo Integral Occidental	18.000.000					18.000.000
	- A0513 Región Estratégica de Desarrollo Integral Oriental	18.000.000					18.000.000
	- A0514 Región Estratégica de Desarrollo Integral Los Llanos	18.000.000					18.000.000
	- A0516 Región Estratégica de Desarrollo Integral Guayana	18.000.000					18.000.000
	- A0519 Región Estratégica de Desarrollo Integral Los Andes	18.000.000					18.000.000
	- A0523 Región Estratégica de Desarrollo Integral Central	18.000.000					18.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	50.000.000					50.000.000
	- A0908 Servicio Nacional de Contrataciones	50.000.000					50.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	100.000.000					100.000.000
	- A0296 Corporación de Desarrollo de la Cuenca del Río Tuy "Francisco de Miranda", S.A. (CORPOMIRANDA, S.A.)	40.000.000					40.000.000
	- A0298 Corporación Especial para el Desarrollo Integral del Estado Amazonas, S.A. (CORPOAMAZONAS,S.A.)	40.000.000					40.000.000
	- A1554 Corporación Venezolana del Café, S.A.	20.000.000					20.000.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	42.511.709					42.511.709
	TOTAL	**42.511.709**					**42.511.709**

ACCIÓN CENTRALIZADA: Gastos de Funcionamiento de la Comisión Central de Planificación y Entes Adscritos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	21.000.000					21.000.000
4.02	Materiales, suministros y mercancías	5.338.998					5.338.998
4.03	Servicios no personales	8.677.996					8.677.996
4.04	Activos reales	4.983.006					4.983.006
	TOTAL	40.000.000					40.000.000

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	166.267					166.267
4.03	Servicios no personales	402.116					402.116
4.07	Transferencias y donaciones	429.996					429.996
	TOTAL	998.379					998.379

34

Ministerio del Poder Popular para la Agricultura y Tierras

MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para la Agricultura y Tierras, para el año 2014 continuará dando impulso al sector agrícola, forestal, acuícola y pesquero en el marco de los lineamientos establecidos en la Constitución de la República Bolivariana de Venezuela y el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, que plantea dentro de sus objetivos nacionales lograr la soberanía alimentaria para garantizar el sagrado derecho a la alimentación de nuestro pueblo; para ello, se desarrollarán planes y programas que se basen en la transformación del aparato productivo de los distintos sectores de la economía y el aumento de la producción nacional de los rubros estratégicos.

La política agrícola se orienta al desarrollo de acciones que le garanticen a los pequeños y medianos productores la colocación de su producción en condiciones favorables de oportunidad y seguridad, en un proceso de intercambio justo en pro de su sostenimiento socio-económico y que a su vez garanticen la seguridad alimentaria del consumidor a precios solidarios, por lo cual el Ministerio se basa en los siguientes lineamientos:

- Promover el desarrollo humano familiar y socio-laboral.
- Establecer mecanismos administrativos de control para la socialización de excedentes.
- Impulsar la formación y organización social.
- Fortalecer los mecanismos de creación y desarrollo de empresas de producción social (EPS) y de redes en la economía social.
- Promover el aumento de la productividad, dotación de maquinarias, insumos y servicios para la producción.
- Coordinar la acción del Estado para el desarrollo económico, regional y local.
- Focalizar la acción sectorial del Estado.
- Establecer espacios de concertación.
- Capacitar a los productores para la agricultura sustentable.
- Mejorar los servicios de sanidad agropecuaria y de los alimentos.
- Rescatar y ampliar la infraestructura para el medio rural y la producción.
- Consolidar la capacidad del Estado en procesamiento y servicios para transformarla en economía social.
- Fomentar la investigación y desarrollo para garantizar la soberanía alimentaria.

En tal sentido, para el año 2014 el Ministerio ejecutará las acciones centralizadas y proyectos fundamentados en los siguientes objetivos:

- Realizar el diagnóstico de la infraestructura rural, en lo que respecta a la vialidad y sistemas de riego.
- Promover el manejo integrado de cuencas hidrográficas (recursos hídricos, forestales y suelos).
- Promover el plan nacional de semillas y semovientes, así como fortalecer la sanidad agropecuaria.
- Diseñar la ejecución y seguimiento del plan nacional de siembra y producción, incluyendo el financiamiento, los insumos y el mercado.
- Consolidar el plan nacional de consumos de alimentos en el contexto de las necesidades humanas básicas de la población.
- Fortalecer institucionalmente al Ministerio y desarrollar sus talentos.
- Impulsar el desarrollo agroindustrial en el ámbito de la relación entre productores agropecuarios y el comercio agrario.
- Emprender la organización campesina desde la base productiva.

Para cumplir con estos objetivos, el Órgano se basa en las siguientes competencias:

- Viabilizar el acceso de los pequeños y medianos productores a los recursos financieros, para convertir su actividad en generadora de productividad y mejor calidad de vida individual y comunitaria.
- Impulsar, coordinar y efectuar el seguimiento, así como la evaluación de la gestión empresarial agroalimentaria del país, con la finalidad de fomentar el desarrollo del aparato productivo agrario, la seguridad y soberanía agroalimentaria.
- Regular, formular y controlar políticas, planificación y realización de las actividades relacionadas con el fomento, desarrollo y protección de la producción primaria agrícola, vegetal, pecuaria, acuícola, pesquera y forestal.
- Formular políticas, planes y programas para el manejo racional de los suelos con vocación agrícola, conjuntamente con el Ministerio del Poder Popular para el Ambiente.
- Coordinar con los organismos y entes competentes, la formulación, coordinación, seguimiento y evaluación de las políticas de sanidad agropecuaria, insumos agrícolas, maquinarias y equipos para la producción agrícola.
- Dirigir, administrar y manejar programas de compensaciones para el desarrollo competitivo del sector y demás mecanismos e instrumentos establecidos legalmente en beneficio de los productores agrícolas.
- Definir las políticas de administración y distribución de tierras con vocación agrícola, de acuerdo con las estrategias en el uso establecidas en la legislación vigente.
- Regular y controlar la manipulación genética en materia de alimentos y producción primaria, en coordinación con los órganos y entes competentes.
- Autorizar, inspeccionar y controlar los frigoríficos y mataderos industriales, en coordinación con los Ministerios del Poder Popular para la Salud, para el Comercio y para la Alimentación.
- Realizar la movilización de los vegetales, animales o sus partes, a los efectos del control sanitario.
- Participar en las negociaciones internacionales sobre comercio agrícola, en coordinación con los Ministerios del Poder Popular para Relaciones Exteriores, para el Comercio y para la Alimentación.

- Realizar el catastro rural en coordinación con el Ministerio del Poder Popular para el Ambiente.
- Potenciar la participación protagónica de las comunidades rurales y periurbanas del país.
- Fomentar la investigación científica, el desarrollo tecnológico, el asesoramiento y la prestación de servicios especializados en el área, para contribuir al desarrollo sostenible y competitivo del sector agrícola, forestal, pesquero y del medio rural.
- Continuar conjuntamente con los organismos competentes el desarrollo de la infraestructura rural y agrosoporte físico, de acuerdo con los planes y estrategias nacionales de desarrollo.
- Coordinar con los órganos y entes las políticas relacionadas con los sistemas de riego, drenaje y soporte de infraestructura física del sector agropecuario y saneamiento de tierras.
- Definir las políticas pesqueras y acuícolas para fortalecerlas y contribuir a la seguridad alimentaria del país, mediante la promoción y consolidación de las cadenas agroproductivas, priorizando la investigación aplicada en pesca y acuicultura para un ordenamiento adecuado de los recursos.
- Definir conjuntamente con los organismos competentes las estrategias de promoción y captación de inversiones para el desarrollo del sector agrícola.
- Controlar las enfermedades fitosanitaria y zoosanitaria.
- Administrar las tierras destinadas al aprovechamiento agrícola.
- Controlar lo relativo a la utilización de fertilizantes, medicamentos veterinarios, vacunas, productos químicos, biológicos y zooterápicos.
- Definir las políticas y estrategias de desarrollo del medio rural vinculado al sector agrícola, para fomentar y estimular la organización y mejoramiento de la calidad de vida de la población rural.

El presupuesto para el año 2014 del Ministerio del Poder Popular para la Agricultura y Tierras alcanza la cantidad de Bs. 4.068.453.410, distribuidos en Bs. 1.423.958.694 para la ejecución de proyectos y Bs. 2.644.494.716 para acciones centralizadas.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
114819	340020000	Mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, adscritas al Ministerio del Poder Popular para la Agricultura y Tierras. Período 2012 - 2014	05-01-12	31-12-14	41.155.117	25.000.000			66.155.117
115119	340023000	Programa de estadísticas agrícolas (pea-mat)	02-01-12	31-12-14	52.585.410	30.000.000			82.585.410
121028	340026000	Adecuación física de la nueva sede del MPPAT Fase II	13-01-14	25-12-15		90.000.000	155.343.712		245.343.712
				TOTAL	**93.740.527**	**145.000.000**	**155.343.712**		**394.084.239**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
114.819	340020000	Mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, adscritas al Ministerio del Poder Popular para la Agricultura y Tierras. Período 2012 - 2014	oficina			134	25.000.000			25.000.000
115.119	340023000	Programa de estadísticas agrícolas (pea-mat)	encuesta			42.000	30.000.000			30.000.000
121.028	340026000	Adecuación física de la nueva sede del MPPAT Fase II	metro cuadrado			10.700	90.000.000			90.000.000
	349999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			1.278.958.694	1.213.605.284	65.353.410		1.278.958.694
						TOTAL	**1.358.605.284**	**65.353.410**		**1.423.958.694**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
340001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	539.162.662			539.162.662
340002000	Gestión administrativa	1.797.824.313			1.797.824.313
340003000	Previsión y protección social	300.044.371			300.044.371
340007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	7.463.370			7.463.370
	TOTAL	**2.644.494.716**			**2.644.494.716**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.397**	**1.779**		**3.176**	**67.363.818**	**29.574.426**	**96.938.244**
Altos Funcionarios y de Elección Popular		1		1	18.919		18.919
Alto Nivel y de Dirección		3		3	70.000	7.000	77.000
Directivo	31	43		74	1.262.516	673.210	1.935.726
Profesional y Técnico	438	576		1.014	20.002.993	10.666.170	30.669.163
Personal Administrativo	302	190		492	9.705.594	5.175.301	14.880.895
Personal Médico	11	6		17	335.356	178.821	514.177
Obrero	615	960		1.575	35.968.440	12.873.924	48.842.364
Personal Contratado	**615**	**633**		**1.248**	**36.781.878**		**36.781.878**
Profesional y Técnico	142	172		314	11.221.104		11.221.104
Personal Administrativo	473	461		934	25.560.774		25.560.774
TOTAL	**2.012**	**2.412**		**4.424**	**104.145.696**	**29.574.426**	**133.720.122**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**912**	**734**	**1.646**	**107.753.756**
Obreros	912	734	1.646	107.753.756
Jubilados	**2.125**	**2.618**	**4.743**	**192.290.615**
Empleados	2.125	2.618	4.743	192.290.615
TOTAL	**3.037**	**3.352**	**6.389**	**300.044.371**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	558.948.142			558.948.142
4.02	Materiales, suministros y mercancías	35.686.163			35.686.163
4.03	Servicios no personales	142.902.881			142.902.881
4.04	Activos reales	64.303.511			64.303.511
4.07	Transferencias y donaciones	3.191.259.303	65.353.410		3.256.612.713
4.11	Disminución de pasivos	10.000.000			10.000.000
	TOTAL	**4.003.100.000**	**65.353.410**		**4.068.453.410**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.890.214.932	65.353.410		2.955.568.342
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.676.609.648			1.676.609.648
4.07.01.03.00	Transferencias corrientes internas al sector público	1.676.609.648			1.676.609.648
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.356.890.238			1.356.890.238
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	314.694.871			314.694.871
	- A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)	2.908.944			2.908.944
	- A0426 Fundación Tierra Fértil	25.122.700			25.122.700
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	132.224.736			132.224.736
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	276.349.697			276.349.697
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	179.825.641			179.825.641
	- A0935 Instituto Nacional de Tierras (INTI)	317.339.366			317.339.366
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	108.424.283			108.424.283
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	194.105.911			194.105.911
	- A0245 Empresa de Propiedad Social Valle Los Tacariguas, S.A.	7.272.360			7.272.360
	- A0247 Empresa Mixta Ruso - Venezolana Orquídea, S.A.	1.190.023			1.190.023
	- A0254 Empresa Nacional de Proyectos Agrarios, S.A. (ENPA, S.A.)	2.380.045			2.380.045
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	26.444.947			26.444.947
	- A1223 CVA Azúcar, S.A.	11.371.327			11.371.327
	- A1545 Corporación Venezolana de Alimentos, S.A. (CVAL, S.A.)	145.447.209			145.447.209
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	125.613.499			125.613.499
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	125.613.499			125.613.499

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.00.00	Transferencias y donaciones de capital internas	1.213.605.284	65.353.410		1.278.958.694
4.07.03.03.00	Transferencias de capital internas al sector público	1.213.605.284	65.353.410		1.278.958.694
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	947.734.114	65.353.410		1.013.087.524
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	59.811.444			59.811.444
	- A0426 Fundación Tierra Fértil	96.374.720			96.374.720
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	164.466.263	65.353.410		229.819.673
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	58.579.446			58.579.446
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	281.969.476			281.969.476
	- A0935 Instituto Nacional de Tierras (INTI)	178.532.765			178.532.765
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	108.000.000			108.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	245.871.170			245.871.170
	- A0245 Empresa de Propiedad Social Valle Los Tacariguas, S.A.	22.089.115			22.089.115
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	15.000.000			15.000.000
	- A1223 CVA Azúcar, S.A.	45.696.523			45.696.523
	- A1545 Corporación Venezolana de Alimentos, S.A. (CVAL, S.A.)	163.085.532			163.085.532
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	20.000.000			20.000.000
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	20.000.000			20.000.000

PROYECTO: COD. N.E: 114819 COD. PPTO: 340020000 Mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, adscritas al Ministerio del Poder Popular para la Agricultura y Tierras. Período 2012 - 2014

UNIDAD DE MEDIDA: Oficina

CANTIDAD: Fem.(0) Mas.(0) Total(134)

ASIGNACIÓN PRESUPUESTARIA: 25.000.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar las condiciones de trabajo y medio ambiente de los funcionarios de la organización de acuerdo a la estructura funcional del Ministerio, en base a los lineamientos establecidos en la Gaceta Oficial N° 38.236 del 26/07/2005 (Ley Orgánica de Prevención, Condiciones y Medio Ambiente de Trabajo)

OBJETIVOS ESPECÍFICOS: Prestarle servicio de mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, adscritas al Ministerio del Poder Popular para la Agricultura y Tierras. Durante los años 2012 al 2014

RESULTADO: Mantenimiento preventivo - correctivo y equipamiento a las unidades estadales y sus oficinas municipales, acorde con las normas de higiene y seguridad (Al 100% de los espacios físicos requeridos en óptimas condiciones de funcionamiento)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	182.800					182.800
4.03	Servicios no personales	16.245.711					16.245.711
4.04	Activos reales	8.571.489					8.571.489
	TOTAL	**25.000.000**					**25.000.000**

PROYECTO:	COD. N.E: 115119 COD. PPTO: 340023000 Programa de estadísticas agrícolas (pea-mat)
UNIDAD DE MEDIDA:	Encuesta
CANTIDAD:	Fem.(0) Mas.(0) Total(42.000)
ASIGNACIÓN PRESUPUESTARIA:	30.000.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Proporcionar un marco de información estadística continua que permita analizar la estructura del sector agrícola y facilite su diagnóstico y planificación
OBJETIVOS ESPECÍFICOS:	Obtener información periódica de siembra, intención y producción, precios, costos de producción, nivel de mecanización origen y destino de la producción
RESULTADO:	Producción de información estadística estandarizada del sector agrícola nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	21.308.323					21.308.323
4.02	Materiales, suministros y mercancías	1.551.945					1.551.945
4.03	Servicios no personales	4.137.287					4.137.287
4.04	Activos reales	3.002.445					3.002.445
	TOTAL	**30.000.000**					**30.000.000**

PROYECTO: COD. N.E: 121028 COD. PPTO: 340026000 Adecuación física de la nueva sede del MPPAT Fase II

UNIDAD DE MEDIDA: Metro cuadrado

CANTIDAD: Fem.(0) Mas.(0) Total(10.700)

ASIGNACIÓN PRESUPUESTARIA: 90.000.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar las condiciones de trabajo y medio ambiente de los funcionarios de la organización de acuerdo a la estructura funcional del Ministerio, en base a los lineamientos establecidos en la Gaceta Oficial N° 38.236 del 26/07/2005 (Ley Orgánica de Prevención, Condiciones y Medio Ambiente de Trabajo) (LOPCYMAT)

OBJETIVOS ESPECÍFICOS: Continuar con la adecuación de la estructura física de las oficinas restantes ubicadas en la nueva sede del MPPAT, ya que forman parte fundamental de la eficiencia y eficacia de la gestión del Gobierno Bolivariano

RESULTADO: Acondicionamiento total de la nueva sede del MPPAT

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	46.445.083					46.445.083
4.04	Activos reales	43.554.917					43.554.917
	TOTAL	**90.000.000**					**90.000.000**

PROYECTO: COD. PPTO: 349999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(1.278.958.694)

ASIGNACIÓN PRESUPUESTARIA: 1.278.958.694

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Cumplir con la asignación de recursos a los entes adscritos al Ministerio del Poder Popular para la Agricultura y Tierras, para la ejecución de los proyectos del año 2014

OBJETIVOS ESPECÍFICOS: Cumplir con la asignación de recursos a los entes adscritos al Ministerio del Poder Popular para la Agricultura y Tierras, para la ejecución de los proyectos del año 2014

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.213.605.284	65.353.410				1.278.958.694
	- 001 Desarrollo sostenible para las Zonas Semiáridas de los estados Lara y Falcón, Segunda Fase (PROSALAFA II)		10.923.203				10.923.203
	- 002 Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)		3.159.998				3.159.998
	- 003 Desarrollo Integral y Sustentable para las Zonas Áridas de los estados Nueva Esparta y Sucre (PROSANESU)		51.270.209				51.270.209
	Resto de Fuentes de Financiamiento	1.213.605.284					1.213.605.284
	TOTAL	**1.213.605.284**	**65.353.410**				**1.278.958.694**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.213.605.284	65.353.410				1.278.958.694
4.07.03.00.00	Transferencias y donaciones de capital internas	1.213.605.284	65.353.410				1.278.958.694
4.07.03.03.00	Transferencias de capital internas al sector público	1.213.605.284	65.353.410				1.278.958.694
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	947.734.114	65.353.410				1.013.087.524
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	59.811.444					59.811.444
	- A0426 Fundación Tierra Fértil	96.374.720					96.374.720
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	164.466.263	65.353.410				229.819.673
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	58.579.446					58.579.446
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	281.969.476					281.969.476
	- A0935 Instituto Nacional de Tierras (INTI)	178.532.765					178.532.765
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	108.000.000					108.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	245.871.170					245.871.170
	- A0245 Empresa de Propiedad Social Valle Los Tacariguas, S.A.	22.089.115					22.089.115
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	15.000.000					15.000.000
	- A1223 CVA Azúcar, S.A.	45.696.523					45.696.523
	- A1545 Corporación Venezolana de Alimentos, S.A. (CVAL, S.A.)	163.085.532					163.085.532
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	20.000.000					20.000.000
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	20.000.000					20.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	537.639.819					537.639.819
4.03	Servicios no personales	1.522.843					1.522.843
	TOTAL	**539.162.662**					**539.162.662**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	29.672.783					29.672.783
4.03	Servicios no personales	72.379.870					72.379.870
4.04	Activos reales	8.162.012					8.162.012
4.07	Transferencias y donaciones	1.677.609.648					1.677.609.648
4.11	Disminución de pasivos	10.000.000					10.000.000
	TOTAL	**1.797.824.313**					**1.797.824.313**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.676.609.648					1.676.609.648
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.676.609.648					1.676.609.648
4.07.01.03.00	Transferencias corrientes internas al sector público	1.676.609.648					1.676.609.648
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.356.890.238					1.356.890.238
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	314.694.871					314.694.871
	- A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)	2.908.944					2.908.944
	- A0426 Fundación Tierra Fértil	25.122.700					25.122.700
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	132.224.736					132.224.736
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	276.349.697					276.349.697
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	179.825.641					179.825.641
	- A0935 Instituto Nacional de Tierras (INTI)	317.339.366					317.339.366
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	108.424.283					108.424.283
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	194.105.911					194.105.911
	- A0245 Empresa de Propiedad Social Valle Los Tacariguas, S.A.	7.272.360					7.272.360
	- A0247 Empresa Mixta Ruso - Venezolana Orquídea, S.A.	1.190.023					1.190.023

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0254 Empresa Nacional de Proyectos Agrarios, S.A. (ENPA, S.A.)	2.380.045					2.380.045
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	26.444.947					26.444.947
	- A1223 CVA Azúcar, S.A.	11.371.327					11.371.327
	- A1545 Corporación Venezolana de Alimentos, S.A. (CVAL, S.A.)	145.447.209					145.447.209
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	125.613.499					125.613.499
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	125.613.499					125.613.499

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	300.044.371					300.044.371
	TOTAL	**300.044.371**					**300.044.371**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.278.635					4.278.635
4.03	Servicios no personales	2.172.087					2.172.087
4.04	Activos reales	1.012.648					1.012.648
	TOTAL	**7.463.370**					**7.463.370**

35

Ministerio del Poder Popular para la Educación Universitaria

MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN UNIVERSITARIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para la Educación Universitaria, es el órgano del Ejecutivo Nacional encargado de la dirección estratégica de la educación universitaria venezolana. Como tal, ejerce la rectoría del subsistema nacional de educación universitaria y le corresponde la formulación, adopción, seguimiento y evaluación de las políticas y acciones dirigidas a garantizar una educación universitaria gratuita y de calidad para todas y todos, que se constituya en factor estratégico para el fortalecimiento del poder popular y la construcción de una sociedad socialista, democrática, participativa y protagónica.

El Presupuesto para el ejercicio fiscal 2014, se vinculará con los lineamientos emanados por el Ministerio del Poder Popular para la Educación Universitaria y las prioridades para el ejercicio fiscal dentro de las cuales están:

- La transformación de los servicios estudiantiles, de modelo asistencialista a un modelo liberador.
- El desarrollo de la conciencia y la capacidad socio-productiva de las Instituciones de Educación Universitaria, la Misión Sucre y Misión Alma Mater, en función de la seguridad y soberanía nacional
- La formación integral de profesores, obreros y administrativos de las Instituciones de Educación Universitaria.
- La transformación de todos los espacios educativos en espacios de construcción socialista.

Por lo antes expuesto, la política presupuestaria de las instituciones de educación universitaria estará dirigida a dar respuestas a los cambios que se están impulsando desde la construcción de un nuevo modelo socio-académico, socio-administrativo y socio-productivo, en tal sentido, los proyectos estarán estrechamente vinculados y concatenados con la visión de transformación de la educación universitaria en cada uno de sus campos y áreas. Se establece como estrategias orientadoras de su política las siguientes:

- Universalización de la Educación Universitaria.
- Desarrollo de nuestras capacidades para la generación y socialización de conocimientos.
- Nuevo modelo educativo, con centro en la formación ética, dirigido a la transformación social, la comprensión de nuestras realidades y entornos, la producción socialista y que dé lugar a la diversidad de necesidades y expectativas de formación.
- Transformación y desarrollo de las instituciones de educación universitaria.
- Territorialización de la educación universitaria, su estrecho vínculo con cada uno de los espacios y comunidades.
- Construcción de un sistema de educación universitaria cooperativa, capaz de vincular los esfuerzos y recursos existentes.
- Internacionalización de la educación universitaria, entendida como espacio para la creación y fortalecimiento de vínculos solidarios con los pueblos del mundo.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
122.950	350176000	Consolidación del Sistema Nacional de Formación Docente, Postgrado, Investigación y Desarrollo Tecnológico.	institución			15	8.398.862			8.398.862
122.734	350177000	Constitución del Sistema de Evaluación, Seguimiento y Acreditación Universitaria (SESA).	Taller			12	1.765.980			1.765.980
123.129	350178000	Consolidación del Modelo de Desarrollo Académico Universitario, en el Marco de la Transformación Universitaria.	Institución			34	65.437.315			65.437.315
123.076	350179000	Acompañamiento, Supervisión y Seguimiento de las Instituciones de Educación Universitaria.	Informe			62	2.823.034			2.823.034
121.604	350180000	Desarrollo Curricular de los Programas de Formación y las Carreras en las Instituciones de Educación Universitaria.	Programa			10	2.414.682			2.414.682
123.090	350181000	Fortalecimiento del Sistema Nacional de Recursos para la Formación y el Intercambio Académico	Institución			9	3.241.627			3.241.627
123.103	350182000	Construcción, Adecuación, Mantenimiento y Dotación de la Planta Física de las Instituciones de Educación Universitaria.	Evaluación			2	3.176.275			3.176.275
123.047	350183000	Fortalecimiento del Sistema Integrado de Información Estadística Universitaria.	Sistema			1	1.661.066			1.661.066
122.696	350184000	Territorialización y Municipalización de la Educación Universitaria en el Marco de las Misiones Sucre y Alma Mater.	Evaluación			4	27.383.563			27.383.563
122.670	350185000	Consolidación del Sistema Único de Registro y Certificación Estudiantil.	Informe			4	65.197.748			65.197.748
121.299	350186000	Fortalecimiento del Ingreso a la Educación Universitaria y Desempeño Estudiantil.	Informe			2	7.955.260			7.955.260
122.064	350187000	Fortalecimiento del Poder Popular Estudiantil.	Actividad			59	2.078.368			2.078.368
122.073	350188000	Atención, Cooperación y Solidaridad con los Estudiantes Venezolanos en el Exterior e Internacionales en Venezuela.	Atención			2.600	3.010.018			3.010.018
	359999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	Bolívar			17.958.701.267	16.046.847.353	1.911.853.914		17.958.701.267
						TOTAL	**16.241.391.151**	**1.911.853.914**		**18.153.245.065**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
350001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	283.399.972			283.399.972
350002000	Gestión administrativa	9.616.602.090	2.288.146.086		11.904.748.176
350003000	Previsión y protección social	1.109.808			1.109.808
350007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	4.596.979			4.596.979
	TOTAL	**9.905.708.849**	**2.288.146.086**		**12.193.854.935**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**319**	**325**	**111**	**755**	**28.504.170**	**886.224**	**29.390.394**
Altos Funcionarios y de Elección Popular		1		1	34.056		34.056
Alto Nivel y de Dirección	1	2		3	102.168		102.168
Directivo	10	22	34	66	2.247.592		2.247.592
Profesional y Técnico	222	117	66	405	16.196.362	719.280	16.915.642
Personal Administrativo	60	23	11	94	3.244.764	166.944	3.411.708
Obrero	26	160		186	6.679.228		6.679.228
Personal Contratado	**126**	**37**		**163**	**6.014.170**		**6.014.170**
Profesional y Técnico	67	18		85	3.348.580		3.348.580
Personal Administrativo	59	17		76	2.597.478		2.597.478
Obrero		2		2	68.112		68.112
TOTAL	**445**	**362**	**111**	**918**	**34.518.340**	**886.224**	**35.404.564**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**1**	**1**	**104.324**
Empleados		1	1	104.324
Jubilados	**8**	**1**	**9**	**1.005.484**
Empleados	8	1	9	1.005.484
TOTAL	**8**	**2**	**10**	**1.109.808**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
4.01	Gastos de personal	423.116.938			423.116.938
4.02	Materiales, suministros y mercancías	29.512.255			29.512.255
4.03	Servicios no personales	88.848.824			88.848.824
4.04	Activos reales	22.891.871			22.891.871
4.07	Transferencias y donaciones	25.582.396.112	4.200.000.000		29.782.396.112
4.11	Disminución de pasivos	334.000			334.000
	TOTAL	**26.147.100.000**	**4.200.000.000**		**30.347.100.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	25.445.093.031	4.200.000.000		29.645.093.031
4.07.01.00.00	Transferencias y donaciones corrientes internas	25.445.093.031	4.200.000.000		29.645.093.031
4.07.01.03.00	Transferencias corrientes internas al sector público	25.445.093.031	4.200.000.000		29.645.093.031
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	25.445.093.031	4.200.000.000		29.645.093.031
	- A0006 Colegio Universitario Francisco de Miranda	101.821.524	23.119.327		124.940.851
	- A0007 Colegio Universitario de Caracas	147.158.914	33.413.530		180.572.444
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	56.681.595	12.869.958		69.551.553
	- A0009 Colegio Universitario de Los Teques Cecilio Acosta "CULTCA"	123.447.796	28.029.738		151.477.534
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	5.957.675.742			5.957.675.742
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	128.914.843	29.271.073		158.185.916
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	137.731.143	31.272.882		169.004.025
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	163.504.810	37.124.992		200.629.802
	- A0032 Instituto Universitario de Tecnología de los Llanos	105.886.581	24.042.329		129.928.910
	- A0033 Instituto Universitario de Tecnología de Maracaibo	270.237.334	61.359.433		331.596.767
	- A0035 Instituto Universitario de Tecnología de Yaracuy	93.935.919	21.328.839		115.264.758
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	100.195.117	22.750.038		122.945.155
	- A0038 Instituto Universitario de Tecnología de Valencia	190.037.232	43.149.383		233.186.615
	- A0039 Instituto Universitario de Tecnología del Estado Trujillo	125.497.758	28.495.198		153.992.956
	- A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui ", El Tigre	152.484.725	34.622.797		187.107.522
	- A0042 Instituto Universitario de Tecnología de Cabimas	159.524.508	36.221.233		195.745.741
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	53.707.216	12.194.602		65.901.818
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	92.569.854	21.018.663		113.588.517

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0080 Universidad del Zulia (LUZ)	1.413.665.944	320.975.470		1.734.641.414
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	462.289.392	104.966.333		567.255.725
	- A0082 Universidad de Oriente (UDO)	1.109.427.150	251.903.946		1.361.331.096
	- A0083 Universidad de Los Andes (ULA)	1.553.022.613	352.625.713		1.905.648.326
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	250.593.670	56.899.188		307.492.858
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	276.180.686	62.708.917		338.889.603
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	590.269.149	134.025.122		724.294.271
	- A0087 Universidad Nacional Abierta (UNA)	257.330.895	58.428.927		315.759.822
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	276.246.700	62.723.906		338.970.606
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	685.142.019	155.566.738		840.708.757
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	1.412.151.173	320.639.412		1.732.790.585
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	575.867.257	130.755.062		706.622.319
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	284.813.976	64.669.173		349.483.149
	- A0093 Universidad Central de Venezuela (UCV)	1.852.732.781	420.677.216		2.273.409.997
	- A0094 Universidad de Carabobo (UC)	1.346.527.232	305.739.346		1.652.266.578
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	607.525.583	137.943.329		745.468.912
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	418.014.460	94.913.369		512.927.829
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	68.665.435	15.590.981		84.256.416
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	639.189.549	145.132.876		784.322.425
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	108.313.041	24.593.276		132.906.317
	- A0246 Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"	94.514.558			94.514.558
	- A0257 Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"	125.164.154	28.419.451		153.583.605

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0258 Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez"	108.672.604	24.674.917		133.347.521
	- A0259 Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"	140.250.695	31.844.966		172.095.661
	- A0260 Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"	154.712.334	35.128.592		189.840.926
	- A0272 Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"	83.726.949	19.010.814		102.737.763
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)	79.925.267			79.925.267
	- A0413 Fundación Poliedro de Caracas	26.189.472			26.189.472
	- A0415 Fundación Misión Sucre	678.276.457			678.276.457
	- A0427 Fundación Centro Internacional Miranda	10.099.140			10.099.140
	- A0466 Fundación Dr. Alejandro Próspero Reverend	90.424.992			90.424.992
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	66.698.415	15.144.354		81.842.769
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	49.610.972	11.264.518		60.875.490
	- A0942 Universidad Bolivariana de Venezuela (UBV)	701.888.631	159.369.186		861.257.817
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	2.145.000			2.145.000
	- A0952 Universidad Deportiva del Sur	66.746.776	15.155.335		81.902.111
	- A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)	7.508.273	1.704.812		9.213.085
	- A1322 Universidad Nacional Experimental de las Artes (UNEARTE)	98.824.633	22.438.859		121.263.492
	- A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"	1.530.626	347.506		1.878.132
	- A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo	37.755.985	8.572.752		46.328.737
	- A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas	49.312.724	11.196.799		60.509.523
	- A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya	62.099.758	14.100.193		76.199.951
	- A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco	206.065.147	46.788.644		252.853.791

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz	29.204.455	6.631.061		35.835.516
	- A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa	116.468.019	26.444.926		142.912.945
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	8.295.679			8.295.679

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	127.160.849			127.160.849
4.07.01.00.00	Transferencias y donaciones corrientes internas	127.160.849			127.160.849
4.07.01.01.00	Transferencias corrientes internas al sector privado	127.160.849			127.160.849
4.07.01.01.70	Subsidios educacionales al sector privado	127.160.849			127.160.849
	- S0397 Fe y Alegría - Instituto Universitario Jesús Obrero	68.952.205			68.952.205
	- S0622 Fundación La Salle de Ciencias Naturales	58.078.644			58.078.644
	- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (I.U.T.S.I.)	100.000			100.000
	- S1508 Instituto Universitario de la Audición y el Lenguaje	30.000			30.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.517.864			2.517.864
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.517.864			2.517.864
4.07.02.01.00	Transferencias corrientes al exterior	2.517.864			2.517.864
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.517.864			2.517.864
	- I0161 Universidad Latinoamericana y del Caribe	1.650.000			1.650.000
	- I0210 Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO - IESAL	867.864			867.864

PROYECTO:	COD. N.E: 122950 COD. PPTO: 350176000 Consolidación del sistema nacional de formación docente, postgrado, investigación y desarrollo tecnológico.
UNIDAD DE MEDIDA:	Institución
CANTIDAD:	Fem.(0) Mas.(0) Total(15)
ASIGNACIÓN PRESUPUESTARIA:	8.398.862
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover la formación integral a través de procesos que promuevan la articulación de conocimientos científicos, tecnológicos, sociales y humanísticos, la vinculación social, el pleno ejercicio del derecho al deporte y la recreación, así como logros educativos.
OBJETIVOS ESPECÍFICOS:	Robustecer el sistema nacional de formación docente, estudios avanzados, investigación y desarrollo tecnológico de las instituciones de educación universitaria, mediante la articulación de 30 instituciones de educación universitaria del subgrupo de los IUT, CU y UPT.
RESULTADO:	Instituciones articuladas al sistema nacional de formación docente, estudios avanzados, investigación y desarrollo tecnológico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	872.658					872.658
4.03	Servicios no personales	5.989.704					5.989.704
4.07	Transferencias y donaciones	1.536.500					1.536.500
	TOTAL	**8.398.862**					**8.398.862**

PROYECTO: COD. N.E: 122734 COD. PPTO: 350177000 Constitución del sistema de evaluación, seguimiento y acreditación universitaria (SESA).

UNIDAD DE MEDIDA: Taller

CANTIDAD: Fem.(0) Mas.(0) Total(12)

ASIGNACIÓN PRESUPUESTARIA: 1.765.980

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ampliar las oportunidades de de acceso a la educación universitaria a través de la inclusión y la justicia social, bajo condiciones de calidad y pertinencia con las distintas necesidades educativas.

OBJETIVOS ESPECÍFICOS: Constituir los elementos operativos que permitan implementar el sistema de evaluación, seguimiento y acreditación universitaria (SESA); a fin de promover, reconocer y garantizar la calidad con pertinencia de las instituciones, carreras y programas de educación universitaria del país.

RESULTADO: Comisiones y pares evaluadores constituidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	16.623					16.623
4.03	Servicios no personales	1.749.357					1.749.357
	TOTAL	**1.765.980**					**1.765.980**

PROYECTO: COD. N.E: 123129 COD. PPTO: 350178000 Consolidación del modelo de desarrollo académico universitario, en el marco de la transformación universitaria.

UNIDAD DE MEDIDA: Institución

CANTIDAD: Fem.(0) Mas.(0) Total(34)

ASIGNACIÓN PRESUPUESTARIA: 65.437.315

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ampliar las oportunidades de acceso a la educación universitaria, inclusión y justicia social, bajo condiciones de calidad y pertinencia con las distintas necesidades educativas; además de combatir permanentemente todas las formas de discriminación, sean estas sociales, económicas, culturales, étnicas, de género, de opción sexual, por edad o por discapacidad.

OBJETIVOS ESPECÍFICOS: Consolidar el modelo de desarrollo académico en las Instituciones de Educación Universitaria Oficiales, enmarcado en la transformación universitaria con calidad y pertinencia.

RESULTADO: Instituciones Atendidas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	62.421.810					62.421.810
4.02	Materiales, suministros y mercancías	476.505					476.505
4.03	Servicios no personales	2.346.600					2.346.600
4.07	Transferencias y donaciones	192.400					192.400
	TOTAL	**65.437.315**					**65.437.315**

PROYECTO: COD. N.E: 123076 COD. PPTO: 350179000 Acompañamiento, supervisión y seguimiento de las instituciones de educación universitaria

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(62)

ASIGNACIÓN PRESUPUESTARIA: 2.823.034

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Avanzar en la conformación de una nueva estructura social en materia universitaria.

OBJETIVOS ESPECÍFICOS: Monitorear la gestión y el funcionamiento académico, administrativo, planta física y dotación de las instituciones de educación universitaria.

RESULTADO: Acompañamiento y supervisión de las instituciones de educación universitaria generando informes de rendición de cuenta.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	2.221.318					2.221.318
4.04	Activos reales	601.716					601.716
	TOTAL	**2.823.034**					**2.823.034**

PROYECTO: COD. N.E: 121604 COD. PPTO: 350180000 Desarrollo curricular de los programas de formación y las carreras en las instituciones de educación universitaria.

UNIDAD DE MEDIDA: Programa

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 2.414.682

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la formación integral a través de la articulación de conocimientos científicos, tecnológicos, sociales y humanísticos, la vinculación social, el pleno ejercicio del derecho al deporte y la recreación así como logros educativos.

OBJETIVOS ESPECÍFICOS: Diseñar, evaluar y acompañar el desarrollo curricular de los programas de formación y las carreras en las instituciones de educación universitaria (IEU).

RESULTADO: 10 Programas nacionales de formación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	996.707					996.707
4.03	Servicios no personales	1.405.176					1.405.176
4.04	Activos reales	12.799					12.799
	TOTAL	**2.414.682**					**2.414.682**

PROYECTO: COD. N.E: 123090 COD. PPTO: 350181000 Fortalecimiento del sistema nacional de recursos para la formación y el intercambio académico.

UNIDAD DE MEDIDA: Institución

CANTIDAD: Fem.(0) Mas.(0) Total(9)

ASIGNACIÓN PRESUPUESTARIA: 3.241.627

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Favorecer la cooperación solidaria, la complementariedad, el esfuerzo conjunto y apoyo mutuo, de manera que las fortalezas de unas instituciones sirvan a la superación de las debilidades de otras y al desarrollo conjunto del sistema.

OBJETIVOS ESPECÍFICOS: Fortalecer estratégicamente a las instituciones de educación universitaria con recursos para la formación y el intercambio académico, a través de la conformación de redes de servicio bibliotecario, la dotación de material bibliográfico y el mantenimiento de la biblioteca virtual, producción y divulgación de material educativo virtual, para lograr la transformación universitaria.

RESULTADO: Instituciones de educación universitaria con bibliografía y recursos de información digital actualizados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	541.092					541.092
4.03	Servicios no personales	2.700.535					2.700.535
	TOTAL	**3.241.627**					**3.241.627**

PROYECTO: COD. N.E: 123103 COD. PPTO: 350182000 Construcción, adecuación, mantenimiento y dotación de la planta física de las instituciones de educación universitaria.

UNIDAD DE MEDIDA: Evaluación

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 3.176.275

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ampliar las oportunidades de acceso a la educación universitaria a través de la inclusión y la justicia social, bajo condiciones de calidad y pertinencia con las distintas necesidades educativas.

OBJETIVOS ESPECÍFICOS: Construir, adecuar y mantener la planta física de las instituciones de educación universitaria, así como asegurar la dotación de las mismas.

RESULTADO: Solicitudes evaluadas y validadas de las instituciones universitarias de acuerdo a los requerimientos y necesidades territoriales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	36.012					36.012
4.03	Servicios no personales	3.106.515					3.106.515
4.04	Activos reales	33.748					33.748
	TOTAL	**3.176.275**					**3.176.275**

PROYECTO: COD. N.E: 123047 COD. PPTO: 350183000 Fortalecimiento del sistema integrado de información estadística universitaria.

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.661.066

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la calidad de los datos mediante el análisis y comprensión del presente, para la construcción de un futuro que este asociado al desarrollo sustentable del país.

OBJETIVOS ESPECÍFICOS: Construir un sistema de información para la educación universitaria a través del cual, monitorear y evaluar la vinculación de las políticas, acciones y resultados de las instituciones de educación universitaria con los proyectos estratégicos de la nación y a las potencialidades de desarrollo local.

RESULTADO: Sistema Integrado de Información Estadística del sector universitario.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	715.507					715.507
4.03	Servicios no personales	945.559					945.559
	TOTAL	**1.661.066**					**1.661.066**

PROYECTO: COD. N.E: 122696 COD. PPTO: 350184000 Territorialización y municipalización de la educación universitaria en el marco de las misiones sucre y alma mater.

UNIDAD DE MEDIDA: Evaluación

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 27.383.563

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Impulsar el desarrollo endógeno integral para contribuir a la explosión del Poder Comunal y la constitución de una nueva geometría del poder.

OBJETIVOS ESPECÍFICOS: Fortalecer la planificación territorial de la educación universitaria a nivel nacional, consolidando así la vinculación entre ésta y el desarrollo territorial, enmarcadas en las misiones Sucre y Alma Mater como estrategias de municipalización y universalización de la educación universitaria con calidad y pertinencia.

RESULTADO: Evaluación de los procesos académicos y administrativos para la territorialización y municipalización de la educación universitaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	24.490.524					24.490.524
4.02	Materiales, suministros y mercancías	483.470					483.470
4.03	Servicios no personales	2.409.569					2.409.569
	TOTAL	**27.383.563**					**27.383.563**

PROYECTO: COD. N.E: 122670 COD. PPTO: 350185000 Consolidación del sistema único de registro y certificación estudiantil.

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 65.197.748

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Profundización de la transformación de los servicios estudiantiles, pasando de modelo asistencialista a un modelo liberador.

OBJETIVOS ESPECÍFICOS: Consolidar el sistema único de registro y certificación estudiantil que permita potenciar las políticas de atención al estudiante universitario, con el fin de promover la orientación ética y moral, en un estado social y democrático.

RESULTADO: Sistema único de registro y certificación estudiantil consolidado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	57.378.872					57.378.872
4.02	Materiales, suministros y mercancías	931.194					931.194
4.03	Servicios no personales	5.717.682					5.717.682
4.07	Transferencias y donaciones	1.170.000					1.170.000
	TOTAL	**65.197.748**					**65.197.748**

PROYECTO: COD. N.E: 121299 COD. PPTO: 350186000 Fortalecimiento del ingreso a la educación universitaria y desempeño estudiantil.

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 7.955.260

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ampliar las oportunidades de acceso a la educación universitaria, inclusión y justicia social, bajo condiciones de calidad y pertinencia con las distintas necesidades educativas; además de combatir permanentemente todas las formas de discriminación, sean estas sociales, económicas, culturales, étnicas, de género, de opción sexual, por edad o por discapacidad.

OBJETIVOS ESPECÍFICOS: Impulsar acción enfocada a la orientación, ingreso, desempeño estudiantil universitario e inserción socio productiva, haciendo énfasis en la accesibilidad, equiparación de oportunidades, interculturalidad y pluriculturalidad, contemplados en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

RESULTADO: Informes sobre la implementación de políticas en orientación, ingreso y desempeño estudiantil universitario

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.873.035					1.873.035
4.03	Servicios no personales	6.082.225					6.082.225
	TOTAL	**7.955.260**					**7.955.260**

PROYECTO:	COD. N.E: 122064 COD. PPTO: 350187000 Fortalecimiento del poder popular estudiantil.
UNIDAD DE MEDIDA:	Actividad
CANTIDAD:	Fem.(0) Mas.(0) Total(59)
ASIGNACIÓN PRESUPUESTARIA:	2.078.368
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	La participación Protagónica de todos los sectores sociales y en especial de aquellos que fueron tradicionalmente relegados, es la columna vertebral de la construcción del poder popular. En esta tarea la educación universitaria debe propiciar que sus prácticas y estructuras estén abiertas a la participación de las comunidades universitarias y del pueblo en general.
OBJETIVOS ESPECÍFICOS:	Fortalecer el poder popular estudiantil en el ejercicio de la democracia participativa y protagónica.
RESULTADO:	Estudiantes universitarios participando en las actividades de fortalecimiento del poder popular estudiantil.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	932.581					932.581
4.03	Servicios no personales	1.145.787					1.145.787
	TOTAL	**2.078.368**					**2.078.368**

PROYECTO:	COD. N.E: 122073 COD. PPTO: 350188000 Atención, cooperación y solidaridad con los estudiantes venezolanos en el exterior e internacionales en Venezuela.
UNIDAD DE MEDIDA:	Atención
CANTIDAD:	Fem.(0) Mas.(0) Total(2.600)
ASIGNACIÓN PRESUPUESTARIA:	3.010.018
OBJETIVO HISTÓRICO:	Contribuir al desarrollo de una nueva geopolítica internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del universo y garantizar la paz planetaria
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Cooperar de manera solidaria, favoreciendo la complementariedad, el esfuerzo conjunto y el apoyo mutuo, de manera que las fortalezas de unas instituciones sirvan a la superación de las debilidades de otras y al desarrollo del conjunto del sistema
OBJETIVOS ESPECÍFICOS:	Promover la cooperación y solidaridad estudiantil internacional y sus valores educativos, culturales, sociales, políticos, científicos y técnicos asociados.
RESULTADO:	Atención integral a los 2600 estudiantes venezolanos en el exterior e internacionales en Venezuela.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	383.470					383.470
4.03	Servicios no personales	2.125.332					2.125.332
4.04	Activos reales	1.216					1.216
4.07	Transferencias y donaciones	500.000					500.000
	TOTAL	**3.010.018**					**3.010.018**

PROYECTO: COD. PPTO: 359999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados.

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(17.958.701.267)

ASIGNACIÓN PRESUPUESTARIA: 17.958.701.267

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Construcción de la suprema felicidad.

OBJETIVOS ESPECÍFICOS: Profundizar la universalización de la educación universitaria bolivariana.

RESULTADO: 17.958.701.267

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	16.046.847.353		1.911.853.914			17.958.701.267
	TOTAL	**16.046.847.353**		**1.911.853.914**			**17.958.701.267**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	Presupuesto 2014
4.07.00.00.00	Transferencias y donaciones	16.046.847.353		1.911.853.914			17.958.701.267
4.07.01.00.00	Transferencias y donaciones corrientes internas	16.046.847.353		1.911.853.914			17.958.701.267
4.07.01.03.00	Transferencias corrientes internas al sector público	16.046.847.353		1.911.853.914			17.958.701.267
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	16.046.847.353		1.911.853.914			17.958.701.267
	- A0006 Colegio Universitario Francisco de Miranda	68.528.918					68.528.918
	- A0007 Colegio Universitario de Caracas	77.555.734		17.609.609			95.165.343
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	40.446.248		9.745.572			50.191.820
	- A0009 Colegio Universitario de Los Teques Cecilio Acosta "CULTCA"	48.188.299		3.186.810			51.375.109
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	5.442.168.012					5.442.168.012
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	75.280.355		29.271.073			104.551.428
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	74.374.816		15.228.956			89.603.772
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	108.274.117		5.884.616			114.158.733
	- A0032 Instituto Universitario de Tecnología de los Llanos	60.206.680		16.397.221			76.603.901
	- A0033 Instituto Universitario de Tecnología de Maracaibo	190.630.576		47.063.271			237.693.847
	- A0035 Instituto Universitario de Tecnología de Yaracuy	60.550.912		7.020.979			67.571.891
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	62.125.291		21.199.209			83.324.500
	- A0038 Instituto Universitario de Tecnología de Valencia	144.247.619		39.093.192			183.340.811
	- A0039 Instituto Universitario de Tecnología del Estado Trujillo	82.361.684		17.357.098			99.718.782

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui ", El Tigre	100.453.058		34.622.797			135.075.855
	- A0042 Instituto Universitario de Tecnología de Cabimas	84.762.254					84.762.254
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	30.525.233		8.978.301			39.503.534
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	69.775.951		14.365.779			84.141.730
	- A0080 Universidad del Zulia (LUZ)	668.522.625		151.863.957			820.386.582
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	253.079.226		38.388.238			291.467.464
	- A0082 Universidad de Oriente (UDO)	589.084.790		147.942.705			737.027.495
	- A0083 Universidad de Los Andes (ULA)	617.196.927		142.315.614			759.512.541
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	162.482.286		39.545.290			202.027.576
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	191.556.697		43.494.399			235.051.096
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	257.081.490		58.355.921			315.437.411
	- A0087 Universidad Nacional Abierta (UNA)	130.320.940		21.428.931			151.749.871
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	159.525.759		34.386.232			193.911.991
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	406.475.398		69.862.470			476.337.868
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	755.686.828		135.719.540			891.406.368
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	386.324.142		87.276.950			473.601.092
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	148.743.154		24.261.209			173.004.363

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0093 Universidad Central de Venezuela (UCV)	850.637.439					850.637.439
	- A0094 Universidad de Carabobo (UC)	565.441.941		128.387.934			693.829.875
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	275.342.151		41.789.317			317.131.468
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	167.362.023		37.990.153			205.352.176
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	45.373.347		10.127.404			55.500.751
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	392.489.751		72.566.438			465.056.189
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	94.076.005		17.584.900			111.660.905
	- A0246 Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"	94.514.558					94.514.558
	- A0257 Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"	83.252.854		19.761.588			103.014.442
	- A0258 Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez"	65.199.543		15.124.594			80.324.137
	- A0259 Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"	94.363.001		17.952.016			112.315.017
	- A0260 Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"	103.033.334		21.257.445			124.290.779
	- A0272 Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"	62.483.252		14.596.249			77.079.501
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)	61.376.125					61.376.125
	- A0415 Fundación Misión Sucre	431.139.470					431.139.470
	- A0427 Fundación Centro Internacional Miranda	6.912.190					6.912.190

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0466 Fundación Dr. Alejandro Próspero Reverend	38.440.308					38.440.308
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	44.701.804		10.041.179			54.742.983
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	32.560.125		11.264.518			43.824.643
	- A0942 Universidad Bolivariana de Venezuela (UBV)	507.558.243		115.244.989			622.803.232
	- A0952 Universidad Deportiva del Sur	42.468.831		10.535.152			53.003.983
	- A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)	5.969.670		1.168.241			7.137.911
	- A1322 Universidad Nacional Experimental de las Artes (UNEARTE)	64.647.890		11.221.583			75.869.473
	- A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"	973.568		300.316			1.273.884
	- A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo	32.043.329		6.177.752			38.221.081
	- A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas	38.663.434		7.611.224			46.274.658
	- A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya	45.741.785		10.426.314			56.168.099
	- A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco	157.157.436		21.644.381			178.801.817
	- A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz	17.448.989		5.852.733			23.301.722
	- A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa	78.938.938		21.361.555			100.300.493

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	278.825.732					278.825.732
4.03	Servicios no personales	4.574.240					4.574.240
	TOTAL	283.399.972					283.399.972

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.283.376					20.283.376
4.03	Servicios no personales	43.402.271					43.402.271
4.04	Activos reales	22.242.392					22.242.392
4.07	Transferencias y donaciones	9.530.340.051		2.288.146.086			11.818.486.137
4.11	Disminución de pasivos	334.000					334.000
	TOTAL	9.616.602.090		2.288.146.086			11.904.748.176

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	9.398.245.678		2.288.146.086			11.686.391.764
4.07.01.00.00	Transferencias y donaciones corrientes internas	9.398.245.678		2.288.146.086			11.686.391.764
4.07.01.03.00	Transferencias corrientes internas al sector público	9.398.245.678		2.288.146.086			11.686.391.764
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	9.398.245.678		2.288.146.086			11.686.391.764
	- A0006 Colegio Universitario Francisco de Miranda	33.292.606		23.119.327			56.411.933
	- A0007 Colegio Universitario de Caracas	69.603.180		15.803.921			85.407.101
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	16.235.347		3.124.386			19.359.733
	- A0009 Colegio Universitario de Los Teques Cecilio Acosta "CULTCA"	75.259.497		24.842.928			100.102.425
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	515.507.730					515.507.730
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	53.634.488					53.634.488
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	63.356.327		16.043.926			79.400.253
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	55.230.693		31.240.376			86.471.069
	- A0032 Instituto Universitario de Tecnología de los Llanos	45.679.901		7.645.108			53.325.009
	- A0033 Instituto Universitario de Tecnología de Maracaibo	79.606.758		14.296.162			93.902.920
	- A0035 Instituto Universitario de Tecnología de Yaracuy	33.385.007		14.307.860			47.692.867
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	38.069.826		1.550.829			39.620.655
	- A0038 Instituto Universitario de Tecnología de Valencia	45.789.613		4.056.191			49.845.804

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0039 Instituto Universitario de Tecnología del Estado Trujillo	43.136.074		11.138.100			54.274.174
	- A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui ", El Tigre	52.031.667					52.031.667
	- A0042 Instituto Universitario de Tecnología de Cabimas	74.762.254		36.221.233			110.983.487
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	23.181.983		3.216.301			26.398.284
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	22.793.903		6.652.884			29.446.787
	- A0080 Universidad del Zulia (LUZ)	745.143.319		169.111.513			914.254.832
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	209.210.166		66.578.095			275.788.261
	- A0082 Universidad de Oriente (UDO)	520.342.360		103.961.241			624.303.601
	- A0083 Universidad de Los Andes (ULA)	935.825.686		210.310.099			1.146.135.785
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	88.111.384		17.353.898			105.465.282
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	84.623.989		19.214.518			103.838.507
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	333.187.659		75.669.201			408.856.860
	- A0087 Universidad Nacional Abierta (UNA)	127.009.955		36.999.996			164.009.951
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	116.720.941		28.337.674			145.058.615
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	278.666.621		85.704.268			364.370.889
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	656.464.345		184.919.872			841.384.217

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	189.543.115		43.478.112			233.021.227
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	136.070.822		40.407.964			176.478.786
	- A0093 Universidad Central de Venezuela (UCV)	1.002.095.342		420.677.216			1.422.772.558
	- A0094 Universidad de Carabobo (UC)	781.085.291		177.351.412			958.436.703
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	332.183.432		96.154.012			428.337.444
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	250.652.437		56.923.216			307.575.653
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	23.292.088		5.463.577			28.755.665
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	246.699.798		72.566.438			319.266.236
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	14.237.036		7.008.376			21.245.412
	- A0257 Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"	41.911.300		8.657.863			50.569.163
	- A0258 Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez"	43.473.061		9.550.323			53.023.384
	- A0259 Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"	45.887.694		13.892.950			59.780.644
	- A0260 Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"	51.679.000		13.871.147			65.550.147
	- A0272 Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"	21.243.697		4.414.565			25.658.262

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)	18.549.142					18.549.142
	- A0413 Fundación Poliedro de Caracas	26.189.472					26.189.472
	- A0415 Fundación Misión Sucre	247.136.987					247.136.987
	- A0427 Fundación Centro Internacional Miranda	3.186.950					3.186.950
	- A0466 Fundación Dr. Alejandro Próspero Reverend	51.984.684					51.984.684
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	21.996.611		5.103.175			27.099.786
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	17.050.847					17.050.847
	- A0942 Universidad Bolivariana de Venezuela (UBV)	194.330.388		44.124.197			238.454.585
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	2.145.000					2.145.000
	- A0952 Universidad Deportiva del Sur	24.277.945		4.620.183			28.898.128
	- A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)	1.538.603		536.571			2.075.174
	- A1322 Universidad Nacional Experimental de las Artes (UNEARTE)	34.176.743		11.217.276			45.394.019
	- A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"	557.058		47.190			604.248
	- A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo	5.712.656		2.395.000			8.107.656
	- A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas	10.649.290		3.585.575			14.234.865
	- A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya	16.357.973		3.673.879			20.031.852

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco	48.907.711		25.144.263			74.051.974
	- A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz	11.755.466		778.328			12.533.794
	- A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa	37.529.081		5.083.371			42.612.452
	- A1375 Universidad Militar Bolivariana de Venezuela (UMBV)	8.295.679					8.295.679

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	127.160.849					127.160.849
4.07.01.00.00	Transferencias y donaciones corrientes internas	127.160.849					127.160.849
4.07.01.01.00	Transferencias corrientes internas al sector privado	127.160.849					127.160.849
4.07.01.01.70	Subsidios educacionales al sector privado	127.160.849					127.160.849
	- S0397 Fe y Alegría - Instituto Universitario Jesús Obrero	68.952.205					68.952.205
	- S0622 Fundación La Salle de Ciencias Naturales	58.078.644					58.078.644
	- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (I.U.T.S.I.)	100.000					100.000
	- S1508 Instituto Universitario de la Audición y el Lenguaje	30.000					30.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.517.864					2.517.864
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.517.864					2.517.864
4.07.02.01.00	Transferencias corrientes al exterior	2.517.864					2.517.864
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.517.864					2.517.864
	- I0161 Universidad Latinoamericana y del Caribe	1.650.000					1.650.000
	- I0210 Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO - IESAL	867.864					867.864

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.109.808					1.109.808
	TOTAL	**1.109.808**					**1.109.808**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	970.025					970.025
4.03	Servicios no personales	2.926.954					2.926.954
4.07	Transferencias y donaciones	700.000					700.000
	TOTAL	**4.596.979**					**4.596.979**

36

Ministerio del Poder Popular para la Comunicación y la Información

MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para la Comunicación y la Información (MPPCI), orientará el presupuesto de gasto para el año 2014, de conformidad con la Ley Orgánica de la Administración Financiera del Sector Público (LOAFSP) y su Reglamento, dando cumplimento a todas las disposiciones jurídicas y demás lineamientos, emanados por las autoridades competentes, en materia de planificación y presupuesto, aplicables a los organismos del Poder Nacional.

El Ministerio del Poder Popular para la Comunicación y la Información, en su rol de ente rector e integrador de la política comunicacional del Estado venezolano, orientado a fortalecer la democracia protagónica revolucionaria del pueblo venezolano, tendrá las siguientes competencias:

- Formular, dirigir, planificar, ejecutar, coordinar, supervisar y evaluar las políticas de comunicación, información y publicidad del Estado y de la Administración Pública Nacional, en particular.
- Formular y ejecutar coordinadamente con los órganos y entes de la Administración Pública Nacional, el plan estratégico comunicacional del Ejecutivo Nacional, el cual contendrá las políticas, directrices, estrategias, programas y proyectos, a ser desarrollados en este ámbito.
- Impulsar la consolidación del Sistema de Comunicación e Información de la Administración Pública Nacional.
- Planificar, dirigir y conducir la cobertura informativa de los eventos o giras en las que participe el Presidente de la República, así como las intervenciones de éste, ante y por los medios de comunicación social nacionales y extranjeros.
- Planificar, dirigir y conducir la cobertura informativa de los eventos en que participen los órganos superiores de dirección de la Administración Pública Nacional, así como la coordinación de sus intervenciones ante y por los medios de comunicación social nacionales y extranjeros.
- Impulsar la constitución de redes de intercambio informativo.
- Dirigir, planificar, coordinar y promover las políticas informativas, que divulguen y proyecten al país en el exterior.
- Conducir, mantener y promover las relaciones del Ejecutivo Nacional con los medios de comunicación social, nacionales y extranjeros, públicos y privados, alternativos o comunitarios.
- Realizar investigaciones, que permitan conocer las diferentes tendencias de la opinión pública con relación a los problemas nacionales, las políticas públicas adelantadas por el Ejecutivo Nacional y demás aspectos vinculados con la gestión gubernamental.
- Conducir la vocería del Consejo de Ministros, así como elaborar y difundir los comunicados oficiales que reseñen las decisiones del mismo.
- Acreditar y apoyar en coordinación con la Casa Militar, a los distintos medios de comunicación nacionales que cubren la fuente informativa relacionada con las actividades del Presidente de la República.

- Acreditar los corresponsales, colaboradores y enviados especiales de medios de comunicación extranjeros, así como prestarles apoyo informativo.
- Conducir, mantener y promover las relaciones con las universidades y demás centros de estudios e investigaciones, las academias, los gremios o representaciones sindicales, profesionales y empresariales, vinculadas con la comunicación e información, así como con las organizaciones de la comunidad.
- Establecer directrices, supervisar y evaluar los planes y acciones de las unidades que asumen las funciones inherentes a la comunicación, información, relaciones públicas y relaciones institucionales de los ministerios, servicios autónomos sin personalidad jurídica, institutos autónomos, empresas, fundaciones y asociaciones civiles del Estado y cualquier otro órgano o ente de la Administración Pública Nacional.
- Planificar, coordinar, supervisar y evaluar las actividades, con la realización de campañas publicitarias.
- Dirigir, administrar y coordinar los distintos medios gráficos, radiofónicos y audiovisuales propiedad del Estado.
- Diseñar las políticas y estrategias, encaminadas a propiciar intercambios informativos y a fortalecer las relaciones del Poder Ejecutivo con los distintos niveles político-territoriales, los ciudadanos y demás órganos del Poder Público.
- Elaborar proyectos y propuestas sobre la regulación de la gestión informativa, divulgativa y publicitaria del Estado venezolano y someterla a la consideración de las instancias pertinentes.

OBJETIVOS ESTRATÉGICOS

- Posicionar institucionalmente al Ministerio del Poder Popular para la Comunicación y la Información, para llevar a cabo la dirección, planificación, coordinación y control de las políticas comunicacionales del Gobierno Nacional.
- Afianzar la política de comunicación, información y publicidad del Gobierno Nacional, garantizando la cobertura y divulgación de su gestión.
- Establecer un sistema integrador de las políticas comunicacionales del Estado.
- Instaurar políticas, programas y actividades destinadas a promover y fortalecer la imagen del Gobierno Nacional en el ámbito internacional.
- Dirigir y evaluar las actividades de información, de difusión y de relaciones públicas del Gobierno Nacional a través de los medios de comunicación del Estado.
- Entablar enlaces con las entidades estadales del Gobierno Nacional, para unificar criterios relacionados con la información y difusión que compete al Ministerio.
- Fortalecer el funcionamiento de los medios de comunicación del Estado, a través de la modernización tecnológica y del mejoramiento de la calidad del contenido de su programación.
- Promover el desarrollo y la consolidación de los medios alternativos y comunitarios, con el objetivo de lograr la pluralidad de los medios y de impulsar la participación ciudadana.
- Fortalecer la relación con los medios comerciales, con el propósito de incrementar la cobertura y la divulgación veraz de la gestión del Estado a través de estos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
120.409	360064000	Ampliación y adecuación de la plataforma tecnológica del Ministerio del Poder Popular para la Comunicación y la Información	Solución			146	20.605.075			20.605.075
120.333	360065000	Desarrollo de campañas informativas, sociales y educativas	Campaña			85	90.922.644			90.922.644
120.444	360066000	Fortalecimiento de la Producción Audiovisual Nacional Independiente	Participante			1.809	11.039.228			11.039.228
120.327	360068000	Posicionamiento de la política comunicacional del Estado en el ámbito internacional	Nota informativa			80	2.617.075			2.617.075
120.429	360069000	Impulso a la comunicación popular y alternativa	Persona			750	16.570.288			16.570.288
120.359	360070000	Fortalecimiento de la regionalización de la comunicación pública	Oficina			17	13.047.392			13.047.392
120.408	360071000	Optimización de la difusión comunicacional de la agenda presidencial	Producción			9.190	22.533.313			22.533.313
120.332	360073000	Producción del Programa Especial del Primer Mandatario Nacional	Programa			48	8.252.648			8.252.648
120.357	360074000	Optimización de las transmisiones especiales.	Pauta			672	39.519.315			39.519.315
123.521	360075000	Impulso al desarrollo de contenidos audiovisuales para la Televisión Digital Abierta	Hora			3.000	4.496.059			4.496.059
123.524	360076000	Creación de portal web informativo para la difusión de contenidos de interés público	Portal			1	8.356.702			8.356.702
123.527	360077000	Seguimiento de medios y análisis de contenidos comunicacionales	Estudio			12	1.078.001			1.078.001
	369999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			424.503.178	424.503.178			424.503.178
						TOTAL	663.540.918			663.540.918

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
360001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	191.307.941			191.307.941
360002000	Gestión administrativa	265.641.504			265.641.504
360003000	Previsión y protección social	10.564.997			10.564.997
360007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	2.544.640			2.544.640
	TOTAL	**470.059.082**			**470.059.082**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**176**	**443**	**4**	**623**	**10.498.635**	**9.321**	**10.507.956**
Altos Funcionarios y de Elección Popular	1			1	18.919		18.919
Alto Nivel y de Dirección	1	1		2	37.838		37.838
Directivo	97	84	4	185	3.011.349		3.011.349
Profesional y Técnico	19	53		72	276.397	5.164	281.561
Administrativo	3	2		5	94.585	1.620	96.205
Obrero	55	303		358	7.059.547	2.537	7.062.084
Personal Contratado	**427**	**349**		**776**	**40.127.303**		**40.127.303**
Profesional y Técnico	427	349		776	40.127.303		40.127.303
TOTAL	**603**	**792**	**4**	**1.399**	**50.625.938**	**9.321**	**50.635.259**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**23**	**15**	**38**	**2.470.915**
Empleado	23	15	38	2.470.915
Jubilados	**38**	**94**	**132**	**8.062.096**
Empleado	38	94	132	8.062.096
TOTAL	**61**	**109**	**170**	**10.533.011**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	281.761.833			281.761.833
4.02	Materiales, suministros y mercancías	29.428.100			29.428.100
4.03	Servicios no personales	168.704.395			168.704.395
4.04	Activos reales	29.689.781			29.689.781
4.07	Transferencias y donaciones	621.515.891			621.515.891
4.11	Disminución de pasivos	2.500.000			2.500.000
	TOTAL	**1.133.600.000**			**1.133.600.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	607.382.880			607.382.880
4.07.01.00.00	Transferencias y donaciones corrientes internas	607.382.880			607.382.880
4.07.01.03.00	Transferencias corrientes internas al sector público	607.382.880			607.382.880
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	97.979.148			97.979.148
	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	19.018.533			19.018.533
	- A0468 Fundación Televisora Venezolana Social (TEVES)	28.300.390			28.300.390
	- A0474 Fundación Premio Nacional de Periodismo	1.907.541			1.907.541
	- A0490 Fundación Ávila TV	28.370.794			28.370.794
	- A1601 Fundación El Correo del Orinoco	20.381.890			20.381.890
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	509.403.732			509.403.732
	- A0520 Complejo Editorial Alfredo Maneiro, S.A. (CEAM)	22.997.343			22.997.343
	- A0608 C.A. Venezolana de Televisión (VTV)	161.043.447			161.043.447
	- A1207 Corporación Venezolana de Telecomunicaciones, S.A. (COVETEL)	97.335.051			97.335.051
	- A1214 La Nueva Television del Sur, C.A. (T.V. SUR)	96.861.858			96.861.858
	- A1528 Radio Mundial, C.A.	9.336.446			9.336.446
	- A1529 Radio Zulia, C.A.	3.020.985			3.020.985
	- A1530 Radio Margarita, C.A.	2.388.498			2.388.498
	- A1531 Radiodifusora Los Andes, C.A.	1.607.697			1.607.697
	- A1539 Radio Nacional de Venezuela, C.A.	55.039.012			55.039.012
	- A1540 Agencia Venezolana de Noticias, C.A.	48.935.326			48.935.326
	- A1546 La Radio del Sur, C.A.	10.838.069			10.838.069

PROYECTO:	COD. N.E: 120.409 COD. PPTO: 360064000 Ampliación y adecuación de la plataforma tecnológica del Ministerio del Poder Popular para la Comunicación y la Información
UNIDAD DE MEDIDA:	Solución
CANTIDAD:	Fem.(0) Mas.(0) Total(146)
ASIGNACIÓN PRESUPUESTARIA:	20.605.075
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Gestionar las acciones y servicios tecnológicos, necesarios para homologar, optimizar y fortalecer la plataforma tecnológica del Ministerio del Poder Popular para la Comunicación y la Información.
OBJETIVOS ESPECÍFICOS:	Ampliar la plataforma tecnológica del Ministerio del Poder Popular para la Comunicación y la Información (MPPCI), mediante la implementación de servicios y soluciones tecnológicas, que contribuyan con eficiencia a la soberanía comunicacional del Estado venezolano.
RESULTADO:	Servicios y equipamiento tecnológicos instalados y en funcionamiento.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.133.423					6.133.423
4.02	Materiales, suministros y mercancías	15.000					15.000
4.03	Servicios no personales	7.710.652					7.710.652
4.04	Activos reales	6.746.000					6.746.000
	TOTAL	**20.605.075**					**20.605.075**

PROYECTO:	COD. N.E: 120.333 COD. PPTO: 360065000 Desarrollo de campañas informativas, sociales y educativas
UNIDAD DE MEDIDA:	Campaña
CANTIDAD:	Fem.(0) Mas.(0) Total(85)
ASIGNACIÓN PRESUPUESTARIA:	90.922.644
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Desarrollar campañas comunicacionales con contenidos informativos, educativos y sociales que apunten al fortalecimiento de la identidad venezolana y al reconocimiento del proyecto de Nación venezolana.
OBJETIVOS ESPECÍFICOS:	Producir campañas comunicacionales, que de manera certera, contribuyan con la difusión y el reconocimiento colectivo de los logros y avances de la Revolución Bolivariana y la formación de valores, que propugnen la ética socialista, la democracia participativa y protagónica y la construcción del Socialismo Bolivariano.
RESULTADO:	Campañas comunicacionales difundidas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	25.717.472					25.717.472
4.02	Materiales, suministros y mercancías	1.130.000					1.130.000
4.03	Servicios no personales	64.075.172					64.075.172
	TOTAL	**90.922.644**					**90.922.644**

PROYECTO:	COD. N.E: 120.444 COD. PPTO: 360066000 Fortalecimiento de la producción audiovisual Nacional Independiente
UNIDAD DE MEDIDA:	Participante
CANTIDAD:	Fem.(0) Mas.(0) Total(1.809)
ASIGNACIÓN PRESUPUESTARIA:	11.039.228
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar las condiciones que permitan consolidar y reimpulsar el sector de la Producción Audiovisual Nacional Independiente, con miras a contribuir a un mejor funcionamiento de los medios de comunicación del Estado, a través de la modernización tecnológica y del mejoramiento de la calidad del contenido de su programación.
OBJETIVOS ESPECÍFICOS:	Fortalecer las competencias técnicas de los Productores y las Productoras Nacionales Independientes, en lo referente a la generación de contenidos comunicacionales, basados en los valores nacionales, multiétnicos y pluriculturales de nuestros pueblos, como principios del Socialismo Bolivariano.
RESULTADO:	Productores nacionales independientes atendidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.222.389					6.222.389
4.02	Materiales, suministros y mercancías	20.000					20.000
4.03	Servicios no personales	2.696.839					2.696.839
4.04	Activos reales	2.000.000					2.000.000
4.07	Transferencias y donaciones	100.000					100.000
	TOTAL	**11.039.228**					**11.039.228**

PROYECTO: COD. N.E: 120.327 COD. PPTO: 360068000 Posicionamiento de la política comunicacional del Estado en el ámbito internacional

UNIDAD DE MEDIDA: Nota Informativa

CANTIDAD: Fem.(0) Mas.(0) Total(80)

ASIGNACIÓN PRESUPUESTARIA: 2.617.075

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Intensificar la proyección de la Revolución Bolivariana, a partir de una valoración positiva y cercana a sus procesos, objetivos y luchas.

OBJETIVOS ESPECÍFICOS: Fortalecer las capacidades de comunicación del Estado venezolano en el exterior, a través del desarrollo de iniciativas que contribuyan al intercambio, conocimiento y reconocimiento de las perspectivas y realidades que acontecen en el país y en la Comunidad de Naciones Latinocaribeñas, hacia la creación de un nuevo eje comunicacional, soberano e integracionista.

RESULTADO: Notas informativas publicadas en medios internacionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.382.890					1.382.890
4.03	Servicios no personales	1.234.185					1.234.185
	TOTAL	**2.617.075**					**2.617.075**

PROYECTO:	COD. N.E: 120.429 COD. PPTO: 360069000 Impulso a la comunicación popular y alternativa
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	Fem.(0) Mas.(0) Total(750)
ASIGNACIÓN PRESUPUESTARIA:	16.570.288
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Acompañar los procesos informativos y comunicacionales del Poder popular, a través del fortalecimiento de los comunicadores de calle y medios de comunicación comunitarios como instrumentos de formación de valores que propugnen la ética socialista y la democracia participativa y protagónica.
OBJETIVOS ESPECÍFICOS:	Contribuir con el fortalecimiento de la Comunicación Popular a nivel nacional, a través de iniciativas de formación y capacitación de las y los comunicadores populares, la asistencia técnica y la dotación tecnológica, con la finalidad de acompañar procesos de generación de contenidos comunicacionales autónomos, que propendan a la recuperación de la palabra, la visibilización de realidades sociales excluidas y profundice en la construcción colectiva de identidad.
RESULTADO:	750 comunicadores populares fortalecidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.652.434					6.652.434
4.02	Materiales, suministros y mercancías	1.460.000					1.460.000
4.03	Servicios no personales	5.457.854					5.457.854
4.07	Transferencias y donaciones	3.000.000					3.000.000
	TOTAL	**16.570.288**					**16.570.288**

PROYECTO:	COD. N.E: 120.359 COD. PPTO: 360070000 Fortalecimiento de la regionalización de la comunicación pública
UNIDAD DE MEDIDA:	Oficina
CANTIDAD:	Fem.(0) Mas.(0) Total(17)
ASIGNACIÓN PRESUPUESTARIA:	13.047.392
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer la presencia del Sistema Bolivariano de Comunicación e Información (SIBCI) en el territorio nacional, a través de las Oficinas Estadales y la articulación con los medios de comunicación regionales e instancias del Poder Popular.
OBJETIVOS ESPECÍFICOS:	Impulsar la política informativa y comunicacional del Estado venezolano en el ámbito regional, a través de la consolidación de las Oficinas Estadales del Sistema Bolivariano de Comunicación e Información (SIBCI).
RESULTADO:	Oficinas Estadales del SIBCI acondicionadas y equipadas, para generar información veraz y oportuna desde las regiones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.620.633					11.620.633
4.02	Materiales, suministros y mercancías	140.000					140.000
4.03	Servicios no personales	982.979					982.979
4.04	Activos reales	303.780					303.780
	TOTAL	**13.047.392**					**13.047.392**

PROYECTO: COD. N.E: 120.408 COD. PPTO: 360071000 Optimización de la difusión comunicacional de la Agenda Presidencial

UNIDAD DE MEDIDA: Producción

CANTIDAD: Fem.(0) Mas.(0) Total(9.190)

ASIGNACIÓN PRESUPUESTARIA: 22.533.313

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la cobertura oportuna y alta calidad en la difusión de las actividades del Primer Mandatario Nacional.

OBJETIVOS ESPECÍFICOS: Garantizar la oportuna cobertura y transmisión eficiente de las actividades presidenciales en formato de alta definición, posicionando los logros y avances de la gestión gubernamental.

RESULTADO: Producciones periodísticas en formato de alta definición.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.327.929					10.327.929
4.02	Materiales, suministros y mercancías	1.970.000					1.970.000
4.03	Servicios no personales	9.435.384					9.435.384
4.04	Activos reales	800.000					800.000
	TOTAL	22.533.313					22.533.313

PROYECTO: COD. N.E: 120.332 COD. PPTO: 360073000 Producción del Programa Especial del Primer Mandatario Nacional

UNIDAD DE MEDIDA: Programa

CANTIDAD: Fem.(0) Mas.(0) Total(48)

ASIGNACIÓN PRESUPUESTARIA: 8.252.648

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Difundir los logros y avances de la gestión del Gobierno Bolivariano.

OBJETIVOS ESPECÍFICOS: Mantener informada a la población venezolana, acerca de la gestión del Gobierno Nacional, a través de la transmisión del Programa Diálogo Bolivariano y la vocería directa del Presidente de la República.

RESULTADO: Información oportuna y veraz acerca de los logros y proyectos del Gobierno Bolivariano.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.890.241					1.890.241
4.02	Materiales, suministros y mercancías	276.000					276.000
4.03	Servicios no personales	5.586.407					5.586.407
4.04	Activos reales	500.000					500.000
	TOTAL	**8.252.648**					**8.252.648**

PROYECTO: COD. N.E: 120.357 COD. PPTO: 360074000 Optimización de las transmisiones especiales.

UNIDAD DE MEDIDA: Pauta

CANTIDAD: Fem.(0) Mas.(0) Total(672)

ASIGNACIÓN PRESUPUESTARIA: 39.519.315

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar cobertura oportuna de las transmisiones especiales de eventos noticiosos en todo el territorio nacional, garantizando la aplicación de tecnologías que amplíen los estándares de calidad de imagen y sonido.

OBJETIVOS ESPECÍFICOS: Garantizar la cobertura y calidad de las transmisiones especiales, destinadas a difundir información de interés nacional

RESULTADO: Pauta informativa transmitida.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	23.821.083					23.821.083
4.02	Materiales, suministros y mercancías	2.581.100					2.581.100
4.03	Servicios no personales	7.587.132					7.587.132
4.04	Activos reales	5.530.000					5.530.000
	TOTAL	**39.519.315**					**39.519.315**

PROYECTO: COD. N.E: 123.521 COD. PPTO: 360075000 Impulso al desarrollo de contenidos audiovisuales para la Televisión Digital Abierta.

UNIDAD DE MEDIDA: Hora

CANTIDAD: Fem.(0) Mas.(0) Total(3.000)

ASIGNACIÓN PRESUPUESTARIA: 4.496.059

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Impulsar la transmisión de información veraz, a través de medios de comunicación audiovisuales, con altos estándares de calidad, imagen y sonido.

OBJETIVOS ESPECÍFICOS: Coordinar las políticas y estrategias, garantizando el potencial desarrollo efectivo de contenidos audiovisuales que serán transmitidos en formato de Televisión Digital Abierta.

RESULTADO: Contenidos audiovisuales en formato de alta definición.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	597.168					597.168
4.02	Materiales, suministros y mercancías	120.000					120.000
4.03	Servicios no personales	.3.778.891					3.778.891
	TOTAL	**4.496.059**					**4.496.059**

PROYECTO: COD. N.E: 123.524 COD. PPTO: 360076000 Creación de portal web informativo para la difusión de contenidos de interés público

UNIDAD DE MEDIDA: Portal

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 8.356.702

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Difundir información de interés público, relativa a logros del Gobierno Bolivariano, a través de canales de comunicación no tradicionales e interactivos.

OBJETIVOS ESPECÍFICOS: Habilitar nuevos canales y procesos, para la difusión efectiva de información de interés público, en formato digital web.

RESULTADO: Contenidos informativos difundidos en redes sociales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.825.922					4.825.922
4.02	Materiales, suministros y mercancías	45.000					45.000
4.03	Servicios no personales	3.015.780					3.015.780
4.04	Activos reales	470.000					470.000
	TOTAL	**8.356.702**					**8.356.702**

PROYECTO:	COD. N.E: 123.527 COD. PPTO: 360077000 Seguimiento de medios y análisis de contenidos comunicacionales
UNIDAD DE MEDIDA:	Estudio
CANTIDAD:	Fem.(0) Mas.(0) Total(12)
ASIGNACIÓN PRESUPUESTARIA:	1.078.001
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Diseñar políticas, estrategias y campañas comunicacionales asertivas y con pertinencia social.
OBJETIVOS ESPECÍFICOS:	Realizar seguimiento y análisis especializado de los contenidos difundidos, a través de los medios de comunicación social en el país, así como la evaluación de su posible impacto y percepción en la sociedad venezolana.
RESULTADO:	Estudios de investigación realizados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	630.000					630.000
4.03	Servicios no personales	448.001					448.001
	TOTAL	**1.078.001**					**1.078.001**

PROYECTO:	COD. PPTO: 369999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(424.503.178)
ASIGNACIÓN PRESUPUESTARIA:	424.503.178
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular para la Comunicación y la Información.
OBJETIVOS ESPECÍFICOS:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular para la Comunicación y la Información.
RESULTADO:	Recursos transferidos a los entes descentralizados para la ejecución de los proyectos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	424.503.178					424.503.178
	TOTAL	**424.503.178**					**424.503.178**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	424.503.178					424.503.178
4.07.01.00.00	Transferencias y donaciones corrientes internas	424.503.178					424.503.178
4.07.01.03.00	Transferencias corrientes internas al sector público	424.503.178					424.503.178
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	63.481.600					63.481.600
	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	13.829.920					13.829.920
	- A0468 Fundación Televisora Venezolana Social (TEVES)	18.250.960					18.250.960
	- A0474 Fundación Premio Nacional de Periodismo	906.880					906.880
	- A0490 Fundación Ávila TV	15.303.600					15.303.600
	- A1601 Fundación El Correo del Orinoco	15.190.240					15.190.240
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	361.021.578					361.021.578
	- A0520 Complejo Editorial Alfredo Maneiro, S.A. (CEAM)	17.457.440					17.457.440
	- A0608 C.A. Venezolana de Televisión (VTV)	121.748.640					121.748.640
	- A1207 Corporación Venezolana de Telecomunicaciones, S.A. (COVETEL)	59.261.882					59.261.882
	- A1214 La Nueva Televisión del Sur, C.A. (T.V. SUR)	69.036.240					69.036.240
	- A1528 Radio Mundial, C.A.	5.554.640					5.554.640
	- A1529 Radio Zulia, C.A.	1.813.760					1.813.760
	- A1530 Radio Margarita, C.A.	1.587.040					1.587.040
	- A1531 Radiodifusora Los Andes, C.A.	1.020.240					1.020.240
	- A1539 Radio Nacional de Venezuela, C.A.	41.617.228					41.617.228
	- A1540 Agencia Venezolana de Noticias, C.A.	35.254.960					35.254.960
	- A1546 La Radio del Sur, C.A.	6.669.508					6.669.508

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	181.940.249					181.940.249
4.03	Servicios no personales	9.367.692					9.367.692
	TOTAL	**191.307.941**					**191.307.941**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.499.000					20.499.000
4.03	Servicios no personales	45.922.801					45.922.801
4.04	Activos reales	13.340.001					13.340.001
4.07	Transferencias y donaciones	183.379.702					183.379.702
4.11	Disminución de pasivos	2.500.000					2.500.000
	TOTAL	**265.641.504**					**265.641.504**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	182.879.702					182.879.702
4.07.01.00.00	Transferencias y donaciones corrientes internas	182.879.702					182.879.702
4.07.01.03.00	Transferencias corrientes internas al sector público	182.879.702					182.879.702
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	34.497.548					34.497.548
	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	5.188.613					5.188.613
	- A0468 Fundación Televisora Venezolana Social (TEVES)	10.049.430					10.049.430
	- A0474 Fundación Premio Nacional de Periodismo	1.000.661					1.000.661
	- A0490 Fundación Ávila TV	13.067.194					13.067.194
	- A1601 Fundación El Correo del Orinoco	5.191.650					5.191.650
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	148.382.154					148.382.154
	- A0520 Complejo Editorial Alfredo Maneiro, S.A. (CEAM)	5.539.903					5.539.903
	- A0608 C.A. Venezolana de Televisión (VTV)	39.294.807					39.294.807
	- A1207 Corporación Venezolana de Telecomunicaciones, S.A. (COVETEL)	38.073.169					38.073.169
	- A1214 La Nueva Television del Sur, C.A. (T.V. SUR)	27.825.618					27.825.618
	- A1528 Radio Mundial, C.A.	3.781.806					3.781.806
	- A1529 Radio Zulia, C.A.	1.207.225					1.207.225
	- A1530 Radio Margarita, C.A.	801.458					801.458
	- A1531 Radiodifusora Los Andes, C.A.	587.457					587.457
	- A1539 Radio Nacional de Venezuela, C.A.	13.421.784					13.421.784

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1540 Agencia Venezolana de Noticias, C.A.	13.680.366					13.680.366
	- A1546 La Radio del Sur, C.A.	4.168.561					4.168.561

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	31.986					31.986
4.07	Transferencias y donaciones	10.533.011					10.533.011
	TOTAL	**10.564.997**					**10.564.997**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.172.000					1.172.000
4.03	Servicios no personales	1.372.640					1.372.640
	TOTAL	**2.544.640**					**2.544.640**

37

Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA Y SEGUIMIENTO DE LA GESTIÓN DE GOBIERNO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Plan Operativo Anual Institucional y el Presupuesto de Gasto del año 2014, del Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno (MPPDPSGG), han sido estructurados a efecto de responder a los principales desafíos que tiene planteado el Gobierno Nacional, para avanzar en la profundización del Proyecto Socialista Bolivariano, humanizando y democratizando la gestión pública, exigiendo la eficiencia, eficacia, transparencia y coherencia, permitiendo así exhibir con mayor fuerza los resultados concretos de la acción gubernamental, contribuyendo de esta forma a la construcción justa y ecuánime, con el mayor de los espíritus y raíces socialistas.

En este contexto, el MPPDPSGG, altamente comprometido en fortalecer las acciones del Gobierno Nacional, orientadas a la consecución de líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, ha conformado un Plan a ejecutarse en el año 2014, a través de la construcción de un Presupuesto por Proyectos, con miras a consolidar la acción institucional y el desarrollo humano, con actividades que permitan la incorporación de nuestros ciudadanos y ciudadanas, en los procesos activos, necesarios para el desarrollo de la Nación, respondiendo a los más altos intereses y necesidades comunitarias.

Lo antes indicado, da origen a la formulación de proyectos de alcance social, para atender necesidades propias de esta área, promoviendo y brindando:

- Asistencia socio-económica y acciones sociales a los sectores más necesitados del país.
- Consolidar el cumplimiento de metas de las Grandes Misiones Sociales.
- Atención integral a las comunidades afrodescendientes.
- Fortalecer el accionar de las metas de la Gran Misión Vivienda Venezuela.
- Contribuir a las mejoras y soluciones de los problemas de infraestructuras en temas urbanísticos, arquitectónicos y paisajísticos, dentro del territorio nacional.
- Fortificar el Sistema Estadístico Nacional.
- Incorporar a los niños, niñas y jóvenes al Sistema Nacional de Orquestas y Coros Juveniles.

Además de ello, se mantienen los aciertos y logros en materia de conquistas sociales, que los ciudadanos y ciudadanas han alcanzado, por intermedio de las Misiones; guiando a la población a la Suprema Felicidad Social, a través del ejercicio democrático, participativo y protagónico. En este sentido, se formulan Proyectos institucionales, los cuales conciben garantizar el suministro oportuno de bienes y servicios, requeridos para el desenvolvimiento de los procesos estratégicos, táctico, operativo-administrativo, tecnológico y logístico, ajustados a la misión institucional, así como también, proveer un servicio integral para los niños y niñas de los trabajadores del Ministerio, a través del Centro de Educación Inicial Simoncito "María Concepción Palacios".

La formulación de estos Proyectos, además de abarcar el alcance social e institucional, permitirá continuar con el compromiso de defensa e independencia nacional, avanzar en la consolidación de la Patria Socialista, convertir a Venezuela en potencia social, económica y política en América Latina y el Caribe, aportar al desarrollo de la geopolítica nacional pluripolar y preservar la vida en el planeta y la salvación de la humanidad, políticas de Gobierno, inmersas en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
120.187	370046000	Optimización de servicios y mantenimiento a las áreas operativas del organismo.	Servicio			1.373.083	190.601.574			190.601.574
120.226	370047000	Garantizar la operatividad del Centro de Educación Inicial Simoncito "María Concepción Palacios".	Estudiante	125	125	250	5.000.000			5.000.000
120.227	370048000	Servicio de seguridad, custodia y transporte aéreo presidencial.	Servicio			365	26.000.000			26.000.000
120.440	370049000	Fortalecimiento de la seguridad, defensa y desarrollo integral de la Nación.	Informe			386	34.515.663			34.515.663
120.233	370050000	Atención integral a las comunidades afrodescendientes.	Comunidad			575	5.000.000			5.000.000
120.277	370051000	Control, evaluación y supervisión de gestión de gobierno en base al manejo de las políticas públicas del Estado.	Informe			5.400	12.000.000			12.000.000
120.268	370052000	Apoyo y fortalecimiento de las políticas, planes y programas sociales del Gobierno Bolivariano, destinados promover el desarrollo social, la salud integral, la educación y el impulso del poder popular como eje fundamental del estado socialista.	Persona	136.587	136.587	273.174	3.845.257.274			3.845.257.274
121.147	370053000	Instalación e implementación de una plataforma tecnológica para la interconexión de redes intergubernamentales.	Sistema			1	5.000.000			5.000.000
120.415	370054000	Apoyo analítico - informativo al Ejecutivo Nacional sobre diferentes áreas de la sociedad venezolana	Informe			1.300	12.410.958			12.410.958
	379999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			858.492.216	305.602.357	552.889.859		858.492.216
						TOTAL	4.441.387.826	552.889.859		4.994.277.685

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
370001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	533.681.077			533.681.077
370002000	Gestión administrativa	346.823.132			346.823.132
370003000	Previsión y protección social	61.918.923			61.918.923
370007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	15.000.000			15.000.000
	TOTAL	**957.423.132**			**957.423.132**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**759**	**1.217**	**9**	**1.985**	**47.263.285**	**12.219.009**	**59.482.294**
Altos Funcionarios y de Elección Popular		1		1	27.783		27.783
Alto Nivel y de Dirección	6	4	9	19	710.003		710.003
Directivo	12	4		16	1.878.755		1.878.755
Profesional y Técnico	335	178		513	10.487.062	2.939.670	13.426.732
Administrativo	118	147		265	5.414.979	1.139.283	6.554.262
Obrero	288	883		1.171	28.744.703	8.140.056	36.884.759
Personal Contratado	**179**	**290**		**469**	**23.522.447**		**23.522.447**
Profesional y Técnico	26	67		93	1.959.778		1.959.778
Administrativo	125	151		276	17.994.825		17.994.825
Obrero	28	72		100	3.567.844		3.567.844
TOTAL	**938**	**1.507**	**9**	**2.454**	**70.785.732**	**12.219.009**	**83.004.741**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**185**	**54**	**239**	**21.625.915**
Alto Nivel y de Dirección	4		4	280.263
Obreros	87	39	126	8.502.475
Empleados	94	15	109	12.843.177
Jubilados	**263**	**243**	**506**	**40.293.008**
Alto Nivel y de Dirección	8	11	19	1.399.537
Obreros	74	164	238	18.681.102
Empleados	181	68	249	20.212.369
TOTAL	**448**	**297**	**745**	**61.918.923**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	575.141.599			575.141.599
4.02	Materiales, suministros y mercancías	139.990.635			139.990.635
4.03	Servicios no personales	136.849.273			136.849.273
4.04	Activos reales	17.332.644			17.332.644
4.06	Gastos de defensa y seguridad del estado	3.300.000			3.300.000
4.07	Transferencias y donaciones	4.526.196.807	552.889.859		5.079.086.666
	TOTAL	**5.398.810.958**	**552.889.859**		**5.951.700.817**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	4.174.899.202	552.889.859		4.727.789.061
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.174.899.202			4.174.899.202
4.07.01.03.00	Transferencias corrientes internas al sector público	4.174.899.202			4.174.899.202
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.174.899.202			4.174.899.202
	- A0198 Instituto Nacional de Estadística (INE)	180.000.000			180.000.000
	- A0216 Fundación "Pueblo Soberano"	100.000.000			100.000.000
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)	250.311.981			250.311.981
	- A0411 Fundación Pro-Patria 2000	36.649.526			36.649.526
	- A0415 Fundación Misión Sucre	653.663.110			653.663.110
	- A0423 Fundación Misión Identidad	26.598.000			26.598.000
	- A0425 Fundación Samuel Robinson	398.622.509			398.622.509
	- A0428 Fundación Misión Piar	3.651.072			3.651.072
	- A0446 Fundación Misión Barrio Adentro	1.110.940.224			1.110.940.224
	- A0452 Fundación Misión Cultura	71.851.571			71.851.571
	- A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez	941.562.458			941.562.458
	- A0460 Fundación Misión Milagro	26.584.800			26.584.800
	- A0480 Fundación Misión Negra Hipólita	313.812.712			313.812.712
	- A0487 Fundación "Misión Che Guevara"	38.651.239			38.651.239
	- A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales	22.000.000			22.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		552.889.859		552.889.859
4.07.03.03.00	Transferencias de capital internas al sector público		552.889.859		552.889.859
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		552.889.859		552.889.859
	- A0198 Instituto Nacional de Estadística (INE)		44.735.758		44.735.758
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)		508.154.101		508.154.101

PROYECTO:	COD. N.E: 120.187 COD. PPTO: 370046000 Optimización de servicios y mantenimiento a las áreas operativas del organismo.
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	Fem.(0) Mas.(0) Total(1.373.083)
ASIGNACIÓN PRESUPUESTARIA:	190.601.574
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Avanzar en la conformación de una nueva estructura social.
OBJETIVOS ESPECÍFICOS:	Suministrar apoyo técnico, logístico y administrativo, que requiere el Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, para el desempeño de sus funciones.
RESULTADO:	Bienes y servicios prestados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	101.654.417					101.654.417
4.03	Servicios no personales	64.552.989					64.552.989
4.04	Activos reales	8.381.574					8.381.574
4.07	Transferencias y donaciones	16.012.594					16.012.594
	TOTAL	**190.601.574**					**190.601.574**

PROYECTO: COD. N.E: 120.226 COD. PPTO: 370047000 Garantizar la operatividad del Centro de Educación Inicial Simoncito "María Concepción Palacios".

UNIDAD DE MEDIDA: Estudiante

CANTIDAD: Fem.(125) Mas.(125) Total(250)

ASIGNACIÓN PRESUPUESTARIA: 5.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Cumplir con los lineamientos de la Ley Orgánica de los Trabajadores y Trabajadoras, en materia de protección a la familia en el proceso social de trabajo.

OBJETIVOS ESPECÍFICOS: Atender las necesidades y requerimientos del preescolar Centro de Educación Inicial Simoncito "María Concepción Palacios", con el fin de brindar una atención óptima a los hijos e hijas de los trabajadores y trabajadoras.

RESULTADO: Atención a los niños y niñas que integran el preescolar Centro de Educación Inicial Simoncito "María Concepción Palacios"

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.646.036					2.646.036
4.03	Servicios no personales	1.963.964					1.963.964
4.04	Activos reales	390.000					390.000
	TOTAL	5.000.000					5.000.000

PROYECTO:	COD. N.E: 120.227 COD. PPTO:.370048000 Servicio de seguridad, custodia y transporte aéreo presidencial.
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	Fem.(0) Mas.(0) Total(365)
ASIGNACIÓN PRESUPUESTARIA:	26.000.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Prestar al ciudadano Presidente de la República Bolivariana de Venezuela y sus familiares inmediatos los honores, así como las distinciones que correspondan a su alta investidura, de igual manera cumplir con la seguridad y custodia de las instalaciones presidenciales y lugares donde ejerza funciones como también prestar los servicios de transporte aéreo nacional e internacional y realizar a solicitud del ciudadano Presidente de la República Bolivariana de Venezuela el Transporte Aéreo a Dignatarios, Jefes de Estado y Altas Personalidades.
OBJETIVOS ESPECÍFICOS:	Prestar seguridad, custodia y transporte aéreo al ciudadano Presidente de la República Bolivariana de Venezuela y a sus familiares, dentro y fuera del país.
RESULTADO:	Seguridad, custodia y transporte aéreo presidencial para el ciudadano Presidente de la República Bolivariana de Venezuela y a sus familiares inmediatos a nivel nacional e internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.705.350					10.705.350
4.02	Materiales, suministros y mercancías	6.075.142					6.075.142
4.03	Servicios no personales	7.251.988					7.251.988
4.04	Activos reales	267.520					267.520
4.06	Gastos de defensa y seguridad del estado	1.700.000					1.700.000
	TOTAL	**26.000.000**					**26.000.000**

PROYECTO: COD. N.E: 120.440 COD. PPTO: 370049000 Fortalecimiento de la seguridad, defensa y desarrollo integral de la Nación.

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(386)

ASIGNACIÓN PRESUPUESTARIA: 34.515.663

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Apoyar permanentemente al Presidente de la República Bolivariana de Venezuela, a los demás miembros del Consejo de Defensa de la Nación (CODENA) y aquellas otras instituciones que así establezcan las normas legales, mediante actividades administrativas, técnicas y de investigación, en los asuntos relacionados con la Seguridad de la Nación, de las instituciones y los ciudadanos, con el fin de facilitar las decisiones que permitan responder o anticiparse a los riesgos, amenazas y peligros que puedan presentarse, para crear un ambiente más propicio que facilite la construcción de una patria más justa, igualitaria, solidaria, humanizada, productiva, participativa y protagónica.

OBJETIVOS ESPECÍFICOS: Consolidar un sistema de análisis prospectivo, transversal y retrospectivo de los riesgos, amenazas y peligros, basados en la eficiencia, eficacia y efectividad en la planificación y asesoramiento del CODENA y todas las instancias del poder público nacional, estatal, municipal y comunal, en todo lo relacionado a la seguridad, defensa y desarrollo integral de la Nación.

RESULTADO: Informe concluido.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	26.154.572					26.154.572
4.02	Materiales, suministros y mercancías	1.840.760					1.840.760
4.03	Servicios no personales	5.006.030					5.006.030
4.04	Activos reales	167.792					167.792
4.07	Transferencias y donaciones	1.346.509					1.346.509
	TOTAL	**34.515.663**					**34.515.663**

PROYECTO: COD. N.E: 120.233 COD. PPTO: 370050000 Atención integral a las comunidades afrodescendientes.

UNIDAD DE MEDIDA: Comunidad

CANTIDAD: Fem.(0) Mas.(0) Total(575)

ASIGNACIÓN PRESUPUESTARIA: 5.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Superar la pobreza y atender integralmente a la población afrodescendiente del país, en situación de extrema pobreza y máxima exclusión social.

OBJETIVOS ESPECÍFICOS: Articular las comunidades afrodescendientes en materia de educación, salud, vivienda, turismo y socioproductiva, con los entes del Estado a nivel Nacional.

RESULTADO: Atención integral a las comunidades afrodescendientes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.669.775					2.669.775
4.02	Materiales, suministros y mercancías	369.983					369.983
4.03	Servicios no personales	1.346.895					1.346.895
4.04	Activos reales	613.347					613.347
	TOTAL	**5.000.000**					**5.000.000**

PROYECTO: COD. N.E: 120.277 COD. PPTO: 370051000 Control, evaluación y supervisión de gestión de gobierno en base al manejo de las políticas públicas del Estado.

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(5.400)

ASIGNACIÓN PRESUPUESTARIA: 12.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Inspeccionar, evaluar y dar seguimiento a los planes, proyectos, obras y trabajos que ejecuten los Órganos, Entes y Misiones, con el fin de mantener informado al ciudadano Presidente de la República Bolivariana de Venezuela, para facilitar la toma de decisiones y brindar satisfacción al ciudadano y ciudadana que se benefician de los entes públicos.

OBJETIVOS ESPECÍFICOS: Evaluar los resultados y desempeños de la ejecución de los planes, proyectos, obras y trabajo que ejecutan los Órganos, Entes y Misiones del Estado, a través de las inspecciones, con el fin de determinar el correcto funcionamiento y uso efectivo y eficiente de los recursos asignados. Dentro de este marco, se presentan informes al ciudadano Presidente de la República Bolivariana de Venezuela, para facilitar la toma de decisiones y brindar la mayor satisfacción al ciudadano y ciudadana que recibe los servicios públicos que presta el Estado. Asimismo, dar el mayor seguimiento a las instrucciones presidenciales, a través de sus alocuciones y reuniones.

RESULTADO: Alcanzar la efectividad del 100% en el seguimiento, evaluación y suministro de informes que comprenda el avance de la ejecución de las políticas públicas en el Estado Venezolano y satisfacer a la población.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.413.000					3.413.000
4.03	Servicios no personales	6.997.000					6.997.000
4.04	Activos reales	1.590.000					1.590.000
	TOTAL	**12.000.000**					**12.000.000**

PROYECTO:	COD. N.E: 120.268 COD. PPTO: 370052000 Apoyo y fortalecimiento de las políticas, planes y programas sociales del Gobierno Bolivariano, destinados a promover el desarrollo social, la salud integral, la educación y el Impulso del Poder Popular como eje fundamental del estado socialista.
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	Fem.(136.587) Mas.(136.587) Total(273.174)
ASIGNACIÓN PRESUPUESTARIA:	3.845.257.274
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Contribuir en el desarrollo de una estructura social incluyente, a través de un nuevo modelo socialista y humanista.
OBJETIVOS ESPECÍFICOS:	Fortalecer el desarrollo y ejecución de las políticas, planes y programas del Gobierno Bolivariano, destinados a elevar la eficiencia institucional, el desarrollo social, la salud integral y la educación de los ciudadanos y ciudadanas con mayor vulnerabilidad.
RESULTADO:	Otorgamiento efectivo de ayudas económicas en diferentes ámbitos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.300.000					1.300.000
4.07	Transferencias y donaciones	3.843.957.274					3.843.957.274
	TOTAL	**3.845.257.274**					**3.845.257.274**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.585.937.695					3.585.937.695
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.585.937.695					3.585.937.695
4.07.01.03.00	Transferencias corrientes internas al sector público	3.585.937.695					3.585.937.695
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.585.937.695					3.585.937.695
	- A0415 Fundación Misión Sucre	653.663.110					653.663.110
	- A0423 Fundación Misión Identidad	26.598.000					26.598.000
	- A0425 Fundación Samuel Robinson	398.622.509					398.622.509
	- A0428 Fundación Misión Piar	3.651.072					3.651.072
	- A0446 Fundación Misión Barrio Adentro	1.110.940.224					1.110.940.224
	- A0452 Fundación Misión Cultura	71.851.571					71.851.571
	- A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez	941.562.458					941.562.458
	- A0460 Fundación Misión Milagro	26.584.800					26.584.800
	- A0480 Fundación Misión Negra Hipólita	313.812.712					313.812.712
	- A0487 Fundación "Misión Che Guevara"	38.651.239					38.651.239

PROYECTO:	COD. N.E: 121.147 COD. PPTO: 370053000 Instalación e implementación de una plataforma tecnológica para la interconexión de redes intergubernamentales.
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	5.000.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Prestar asesoría al Presidente o Presidenta de la República Bolivariana de Venezuela y al Ministerio(a) del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno o Viceministro(a) de Seguimiento de la Gestión de Gobierno, en la elaboración de escenarios para la toma de decisiones estratégicas relacionadas con las atribuciones del Presidente o Presidenta y las Competencias del Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno.
OBJETIVOS ESPECÍFICOS:	Crear, implementar y robustecer interconexiones de redes de datos e información, mediante una plataforma tecnológica, que asegure y optimice el envío y la remisión de información estratégica, en cuanto a problemáticas de envergadura a nivel nacional.
RESULTADO:	Contar con información, segura, veraz y oportuna sobre la estrategias del entorno nacional, con respecto a los Órganos Superiores del Estado, debido a la interconexión con estos organismos y entes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	55.860					55.860
4.03	Servicios no personales	1.619.379					1.619.379
4.04	Activos reales	3.324.761					3.324.761
	TOTAL	**5.000.000**					**5.000.000**

PROYECTO: COD. N.E: 120.415 COD. PPTO: 370054000 Apoyo analítico - informativo al Ejecutivo Nacional sobre diferentes áreas de la sociedad venezolana

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(1.300)

ASIGNACIÓN PRESUPUESTARIA: 12.410.958

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer y afianzar las herramientas informativas que se le suministra al Ejecutivo Nacional, para la toma de decisiones

OBJETIVOS ESPECÍFICOS: Procesar e integrar las informaciones suministrada por parte de las distintas salas situacionales, instituciones del Estado y la sociedad para darle herramientas al Ejecutivo Nacional en la toma de decisiones

RESULTADO: Informes valorativos, donde se expongan hechos y se propongan escenarios de acción, para la toma de decisiones del Ejecutivo, que faciliten y contribuyan al cumplimiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.072.587					7.072.587
4.02	Materiales, suministros y mercancías	1.163.475					1.163.475
4.03	Servicios no personales	2.327.246					2.327.246
4.04	Activos reales	247.650					247.650
4.06	Gastos de defensa y seguridad del estado	1.600.000					1.600.000
	TOTAL	**12.410.958**					**12.410.958**

PROYECTO: COD. PPTO: 379999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(858.492.216)

ASIGNACIÓN PRESUPUESTARIA: 858.492.216

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

OBJETIVOS ESPECÍFICOS: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	305.602.357	552.889.859				858.492.216
	– Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Nacional Estadístico (SEN)		44.735.758				44.735.758
	– Complejo de Acción Social por la Música Simón Bolívar		281.343.133				281.343.133
	– Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música		226.810.968				226.810.968
	Resto de Fuentes de Financiamiento	305.602.357					305.602.357
	TOTAL	**305.602.357**	**552.889.859**				**858.492.216**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	305.602.357	552.889.859				858.492.216
4.07.01.00.00	Transferencias y donaciones corrientes internas	305.602.357					305.602.357
4.07.01.03.00	Transferencias corrientes internas al sector público	305.602.357					305.602.357
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	305.602.357					305.602.357
	- A0198 Instituto Nacional de Estadística (INE)	105.683.960					105.683.960
	- A0216 Fundación "Pueblo Soberano"	31.240.332					31.240.332
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)	168.676.065					168.676.065
	- A0411 Fundación Pro-Patria 2000	1.000					1.000
	- A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales	1.000					1.000
4.07.03.00.00	Transferencias y donaciones de capital internas		552.889.859				552.889.859
4.07.03.03.00	Transferencias de capital internas al sector público		552.889.859				552.889.859
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		552.889.859				552.889.859
	- A0198 Instituto Nacional de Estadística (INE)		44.735.758				44.735.758
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)		508.154.101				508.154.101

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	528.539.315					528.539.315
4.03	Servicios no personales	5.141.762					5.141.762
	TOTAL	**533.681.077**					**533.681.077**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	22.771.962					22.771.962
4.03	Servicios no personales	38.342.020					38.342.020
4.04	Activos reales	2.350.000					2.350.000
4.07	Transferencias y donaciones	283.359.150					283.359.150
	TOTAL	**346.823.132**					**346.823.132**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	283.359.150					283.359.150
4.07.01.00.00	Transferencias y donaciones corrientes internas	283.359.150					283.359.150
4.07.01.03.00	Transferencias corrientes internas al sector público	283.359.150					283.359.150
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	283.359.150					283.359.150
	- A0198 Instituto Nacional de Estadística (INE)	74.316.040					74.316.040
	- A0216 Fundación "Pueblo Soberano"	68.759.668					68.759.668
	- A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)	81.635.916					81.635.916
	- A0411 Fundación Pro-Patria 2000	36.648.526					36.648.526
	- A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales	21.999.000					21.999.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	61.918.923					61.918.923
	TOTAL	**61.918.923**					**61.918.923**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.000.000					1.000.000
4.07	Transferencias y donaciones	14.000.000					14.000.000
	TOTAL	**15.000.000**					**15.000.000**

38

Consejo Moral Republicano

CONSEJO MORAL REPUBLICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Consejo Moral Republicano, como Órgano de expresión del Poder Ciudadano, fundamenta su política presupuestaria para el ejercicio fiscal 2014 básicamente en las siguientes estrategias:

- Fortalecimiento institucional del Consejo Moral Republicano a través de la promoción y proyección de su imagen en el ámbito nacional, estableciendo mecanismos eficientes de atención a solicitudes, con lo cual se garantiza su operatividad administrativa y el desarrollo de las normas jurídicas que rigen su actuación.

- Promover en los venezolanos y venezolanas el interés por los principios y valores esenciales para la convivencia en democracia, sus derechos, garantías y deberes ciudadanos establecidos en la Constitución de la República Bolivariana de Venezuela, así como en el pensamiento social del Libertador Simón Bolívar.

- Fomentar en los funcionarios y funcionarias de la Administración Pública, los principios y valores cívicos-morales que sustentan el servicio público como parte del desarrollo integral del país.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
123.117	380025000	Promoción de la formación cívica y fortalecimiento de valores en la escuela, la familia y comunidades organizadas.	taller			1.708	2.860.000			2.860.000
123.104	380026000	Comisión por la Justicia y la Verdad	expediente			300	1.000.000			1.000.000
123.226	380027000	Promoción de formación cívica y los valores ciudadanos a través del uso del sistema de medios públicos	campaña			1	60.000			60.000
						TOTAL	3.920.000			3.920.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
380001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.032.213			2.032.213
380002000	Gestión administrativa	957.787			957.787
380003000	Previsión y protección social	90.000			90.000
	TOTAL	3.080.000			3.080.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**12**	**3**		**15**	**1.294.920**		**1.294.920**
Alto Nivel y de Dirección	3			3	577.000		577.000
Personal Administrativo	9	2		11	679.000		679.000
Obrero		1		1	38.920		38.920
Personal Contratado	**39**	**8**		**47**	**2.127.500**		**2.127.500**
Profesional y Técnico	1			1	77.500		77.500
Personal Administrativo		5		5	360.000		360.000
Personal Docente	38	3		41	1.690.000		1.690.000
TOTAL	**51**	**11**		**62**	**3.422.420**		**3.422.420**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**1**	**1**	**90.000**
Empleados		1	1	90.000
TOTAL		**1**	**1**	**90.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	5.162.713			5.162.713
4.02	Materiales, suministros y mercancías	450.500			450.500
4.03	Servicios no personales	831.787			831.787
4.04	Activos reales	55.000			55.000
4.07	Transferencias y donaciones	90.000			90.000
4.11	Disminución de pasivos	410.000			410.000
	TOTAL	**7.000.000**			**7.000.000**

PROYECTO:	COD. N.E: 123117 COD. PPTO: 380025000 Promoción de la formación cívica y fortalecimiento de valores en la escuela, la familia y comunidades organizadas.
UNIDAD DE MEDIDA:	taller
CANTIDAD:	Fem.(0) Mas.(0) Total(1.708)
ASIGNACIÓN PRESUPUESTARIA:	2.860.000
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer los valores ciudadanos, la ética pública y la moral administrativa en los ciudadanos y servidores públicos.
OBJETIVOS ESPECÍFICOS:	Contribuir en la formación ciudadana y la consolidación de valores y derechos humanos, propiciando la creación de experiencias de aprendizaje que permitan la adquisición y práctica de valores universales y democráticos.
RESULTADO:	Formación Ciudadana y promoción de valores dirigida a estudiantes, docentes, representantes y miembros de consejos comunales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.491.500					2.491.500
4.02	Materiales, suministros y mercancías	145.500					145.500
4.03	Servicios no personales	223.000					223.000
	TOTAL	**2.860.000**					**2.860.000**

PROYECTO: COD. N.E: 123104 COD. PPTO: 380026000 Comisión por la Justicia y la Verdad

UNIDAD DE MEDIDA: expediente

CANTIDAD: Fem.(0) Mas.(0) Total(300)

ASIGNACIÓN PRESUPUESTARIA: 1.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer mecanismos para garantizar el derecho a la verdad, sancionar a los responsables de hechos de violación de los derechos humanos, delitos de lesa humanidad que como consecuencia de la aplicación de políticas de terrorismo de Estado, fueron ejecutados por motivos políticos, así como el rescate de la memoria histórica, reivindicación moral, social, política al honor y a la dignidad de las víctimas de la represión que se generó entre los años 1958-1998.

OBJETIVOS ESPECÍFICOS: Establecer mecanismos para garantizar el derecho a la verdad, sancionar a los responsables de hechos de violación de los derechos humanos, delitos de lesa humanidad que como consecuencia de la aplicación de políticas de terrorismo de Estado, fueron ejecutados por motivos políticos, así como el rescate de la memoria histórica, reivindicación moral, social, política al honor y a la dignidad de las víctimas de la represión que se generó entre los años 1958-1998.

RESULTADO: Reivindicación moral, social, y política al honor y a la dignidad de las víctimas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	647.500					647.500
4.02	Materiales, suministros y mercancías	113.000					113.000
4.03	Servicios no personales	184.500					184.500
4.04	Activos reales	55.000					55.000
	TOTAL	**1.000.000**					**1.000.000**

PROYECTO:	COD. N.E: 123226 COD. PPTO: 380027000 Promoción de formación cívica y los valores ciudadanos a través del uso del sistema de medios públicos
UNIDAD DE MEDIDA:	campaña
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	60.000
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer los valores ciudadanos, la ética pública y la moral administrativa en los ciudadanos y servidores públicos.
OBJETIVOS ESPECÍFICOS:	Promover los deberes, derechos y virtudes democráticas como parte de la formación cívica y el rescate de valores impulsados por el Poder Ciudadano en el sistema de medios públicos
RESULTADO:	Sensibilización de estudiantes en torno a los valores cívicos a través de una campaña comunicacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	60.000					60.000
	TOTAL	**60.000**					**60.000**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.023.713					2.023.713
4.03	Servicios no personales	8.500					8.500
	TOTAL	**2.032.213**					**2.032.213**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	192.000					192.000
4.03	Servicios no personales	355.787					355.787
4.11	Disminución de pasivos	410.000					410.000
	TOTAL	**957.787**					**957.787**

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	90.000					90.000
	TOTAL	**90.000**					**90.000**

39

Superintendencia Nacional de Auditoría Interna

SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Presupuesto para el ejercicio fiscal del año 2014 de la Superintendencia Nacional de Auditoría Interna (SUNAI), fue elaborado tomando en consideración los lineamientos del Ejecutivo Nacional, de conformidad con las disposiciones establecidas en la Constitución de la República Bolivariana de Venezuela, Ley Orgánica de la Administración Pública, la Ley Orgánica de la Administración Financiera del Sector Público (LOAFSP) y la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal, en concordancia con las orientaciones de los Ministerios del Poder Popular de Planificación y de Finanzas, éste último a través de la Oficina Nacional de Presupuesto. En tal sentido, orientará su política presupuestaria, manteniendo criterios de austeridad en la aplicación de los recursos asignados, buscando maximizar el ahorro en la distribución y ejecución del gasto, en el cumplimiento de las metas fijadas.

Así, el Plan Operativo Anual (POA) está conformado por cinco (5) proyectos estratégicos, necesarios para el cumplimiento de la misión de la SUNAI y están articulados con el II Gran Objetivo Histórico: "Continuar construyendo el Socialismo Bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo", contemplado en las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, ello en virtud de profundizar la transformación de la Administración Pública, forjando una cultura revolucionaria de servicio público y transparencia en la gestión gubernamental, a través del fortalecimiento de los sistemas de control interno y el impulso a la participación de los ciudadanos, en auditoría y control social.

Los Proyectos en referencia son:

Asesoramiento a los Órganos y Entes de la APN para la implementación del Sistema de Control Interno

Para el ejercicio fiscal 2014 la meta del proyecto es de 1.400 funcionarios capacitados en materia de control interno, en cumplimiento de las competencias atribuidas en la LOAFSP, a la SUNAI, brindando asesoramiento a las máximas autoridades y capacitando a los funcionarios de los Órganos y Entes de la Administración Pública Nacional, para que implementen un sistema de control interno eficaz y eficiente, con el marco de la normativa legal vigente, disminuyan los riesgos inherentes a las operaciones, para alcanzar los objetivos y metas del Proyecto Estratégico Institucional (PEI) y optimicen la transparencia y calidad de la gestión pública, contribuyendo de este modo en la lucha contra la corrupción y la burocracia administrativa.

Impulso en el Uso de Herramientas para el Control y la Auditoría Social en la Ciudadanía

Estima realizar 24 actividades formativas, orientando a 2.240 ciudadanos y ciudadanas en el uso de herramientas en materia de control social, con la finalidad de fortalecer la gestión en el ámbito comunitario, estimulando su participación ciudadana, como derecho y deber, lo que se traducirá en una gestión eficaz, eficiente y transparente, en el uso de los fondos públicos, así como articular el Poder Popular con la gestión de gobierno.

Fortalecimiento con Tecnología de Información del Área de Auditoria, Control Interno y Unidades de Apoyo de la SUNAI

Para el 2014 la meta del Proyecto consiste en implementar dos (2) nuevos módulos en los sistemas de trabajo que posee la SUNAI con los Órganos y Entes de la Administración Pública Nacional y con ello contar con una Plataforma tecnológica institucional, con herramientas informáticas adecuadas y actualizadas en materia de control interno, auditoría y gestión, procurando una organización con grandes fortalezas y con sus procesos de apoyo, estratégicos y sustantivos, automatizados.

Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional

La meta del proyecto es de 220 Unidades de Auditoría Interna (UAI) fortalecidas, a través de la asesoría a las UAI en la actividad de aseguramiento y consulta, para agregar valor y mejorar las operaciones de la organización, fortaleciendo en el cumplimiento sus objetivos, aportando un enfoque sistemático y disciplinado de evaluación y mejora de la eficacia de los procesos, a fin de contribuir al logro de la eficiencia y transparencia en la organizaciones públicas e impulsar el establecimiento de sistemas de control interno, útiles para la consecución de los objetivos y metas de las organizaciones públicas.

Evaluación del Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)

Prevé una meta de 38 Órganos y Entes de la APN, evaluados en materia de control interno, con base en la ejecución de auditorías para evaluar su organización y funcionamiento, a fin de emitir las recomendaciones pertinentes, a través de informes de resultados, con base en los hallazgos obtenidos y con correctivos, que deben ser aplicados para optimizar el funcionamiento del Sistema de Control Interno del organismo o ente evaluado. Los informes tienen como destinatarios las máximas autoridades de los organismos evaluados, el Alto Gobierno, los Ministerios del Poder Popular de Planificación y de Finanzas, así como la Contraloría General de la República (CGR), a los fines de que dispongan de información, que permita reorientar la gestión de la política pública, a cargo de cada organismo.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
119.825	390030000	Asesoramiento a los Órganos y Entes de la APN para la implementación del Sistema de Control Interno	01-01-14	31-12-16		2.221.961	7.236.994	8.614.554	18.073.509
119.848	390031000	Impulso en el uso de herramientas para el control y la auditoría social en la ciudadanía	02-01-14	31-12-16		4.304.876	10.408.835	12.360.491	27.074.202
119.844	390032000	Fortalecimiento con tecnología de información el área de auditoría, control interno y unidades de apoyo de la SUNAI.	01-01-14	31-12-16		3.226.873	9.385.364	11.145.120	23.757.357
119.838	390033000	Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional	01-01-14	31-12-16		2.688.873	11.187.782	13.285.491	27.162.146
119.837	390034000	Evaluación del Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)	01-01-14	31-12-16		2.754.561	9.254.488	10.989.706	22.998.755
				TOTAL		15.197.144	47.473.463	56.395.362	119.065.969

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Unidad de Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2014
119.825	390030000	Asesoramiento a los Órganos y Entes de la APN para la implementación del Sistema de Control Interno	Capacitación	5.208	3.472	8.680	2.221.961			2.221.961
119.848	390031000	Impulso en el uso de herramientas para el control y la auditoría social en la ciudadanía	Actividad			120	4.304.876			4.304.876
119.844	390032000	Fortalecimiento con tecnología de información el área de auditoría control interno y unidades de apoyo de la SUNAI	Módulo			6	3.226.873			3.226.873
119.838	390033000	Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional	Institución			235	2.688.873			2.688.873
119.837	390034000	Evaluación del Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)	institución			138	2.754.561			2.754.561
						TOTAL	15.197.144			15.197.144

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
390001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	12.113.555			12.113.555
390002000	Gestión administrativa	1.584.009			1.584.009
390003000	Previsión y protección social	1.363.185			1.363.185
	TOTAL	15.060.749			15.060.749

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**49**	**42**		**91**	**3.984.137**	**1.346.937**	**5.331.074**
Alto Nivel y de Dirección		1		1	196.304		196.304
Directivo	6	4		10	783.563	304.149	1.087.712
Profesional y Técnico	31	22		53	2.207.039	744.841	2.951.880
Administrativo	12	15		27	797.231	297.947	1.095.178
Personal Contratado	**1**	**1**		**2**	**158.956**		**158.956**
Profesional y Técnico	1	1		2	158.956		158.956
TOTAL	**50**	**43**		**93**	**4.143.093**	**1.346.937**	**5.490.030**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**3**	**1**	**4**	**349.321**
Empleado	3	1	4	349.321
Jubilados	**5**	**3**	**8**	**1.013.864**
Empleado	5	3	8	1.013.864
TOTAL	**8**	**4**	**12**	**1.363.185**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	21.978.838			21.978.838
4.02	Materiales, suministros y mercancías	1.235.508			1.235.508
4.03	Servicios no personales	5.432.505			5.432.505
4.04	Activos reales	147.857			147.857
4.07	Transferencias y donaciones	1.463.185			1.463.185
	TOTAL	**30.257.893**			**30.257.893**

PROYECTO: COD. N.E: 119.825 COD. PPTO: 390030000 Asesoramiento a los Órganos y Entes de la APN para la implementación del Sistema de Control Interno

UNIDAD DE MEDIDA: capacitación

CANTIDAD: Fem.(5.208) Mas.(3.472) Total(8.680)

ASIGNACIÓN PRESUPUESTARIA: 2.221.961

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar el funcionamiento del Sistema de Control Interno en los Órganos y Entes de la Administración Pública Nacional, así como ejercer la dirección de la auditoría, a fin de contribuir al logro de una Administración Pública transparente.

OBJETIVOS ESPECÍFICOS: Promover la transparencia, eficiencia, eficacia y calidad de la gestión pública, en los Órganos y Entes de la APN, orientando el fortalecimiento de su Sistema de Control Interno.

RESULTADO: Servidores públicos capacitados en materia de Control Interno

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.777.291					1.777.291
4.02	Materiales, suministros y mercancías	268.920					268.920
4.03	Servicios no personales	175.750					175.750
	TOTAL	**2.221.961**					**2.221.961**

PROYECTO: COD. N.E: 119.848 COD. PPTO: 390031000 Impulso en el uso de herramientas para el control y la auditoría social en la ciudadanía

UNIDAD DE MEDIDA: Actividad

CANTIDAD: Fem.(0) Mas.(0) Total(120)

ASIGNACIÓN PRESUPUESTARIA: 4.304.876

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Identificar las áreas de interés temático de la ciudadanía, en lo que respecta al ejercicio de la contraloría social, como base en las demandas y solicitudes recibidas y realizar diagnósticos, para determinar la estrategia y contenido de las iniciativas de la ciudadanía, vinculadas con el ejercicio de la participación ciudadana, en el control de la gestión pública y social. Promover la participación ciudadana, a través de la realización de eventos formativos, tales como simposios, foros, charlas, talleres y cualquier otra actividad educativa, que permita alcanzar dicho objetivo.

OBJETIVOS ESPECÍFICOS: Empoderamiento de la ciudadanía facilitando herramientas para el control y la auditoría social, como estrategia para la eficiencia y transparencia en la gestión pública y en la gestión social.

RESULTADO: Ejecución de 88 talleres y 32 eventos formativos, dirigidos a los Consejos Comunales y/o a las comunidades organizadas, vinculadas al trabajo comunitario, para fomentar la participación ciudadanía, lo que permitirá ejecutar las herramientas de control y auditoría social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	796.041					796.041
4.02	Materiales, suministros y mercancías	217.407					217.407
4.03	Servicios no personales	3.186.428					3.186.428
4.04	Activos reales	5.000					5.000
4.07	Transferencias y donaciones	100.000					100.000
	TOTAL	**4.304.876**					**4.304.876**

PROYECTO: COD. N.E: 119844 COD. PPTO: 390032000 Fortalecimiento con tecnología de información el área de auditoría ,control interno y unidades de apoyo de la Sunai.

UNIDAD DE MEDIDA: Módulo

CANTIDAD: Fem.(0) Mas.(0) Total(6)

ASIGNACIÓN PRESUPUESTARIA: 3.226.873

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ejercer la coordinación, supervisión y orientación del Sistema de Control Interno en los Órganos y Entes de la APN e impulsar, promover y fortalecer el poder popular, en la gestión gubernamental, a través de la contraloría social, para lograr una Administración Pública eficaz, eficiente y transparente al servicio de los ciudadanas y ciudadanos, hacia la transformación de la sociedad venezolana.

OBJETIVOS ESPECÍFICOS: Diseño, desarrollo e implementación de sistemas de información en materia de control interno y auditoría en la SUNAI, con el fin de fortalecer los mecanismos de control Interno en la gestión pública.

RESULTADO: Seis (6) módulos implementados en la SUNAI.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.845.669					2.845.669
4.02	Materiales, suministros y mercancías	126.024					126.024
4.03	Servicios no personales	152.743					152.743
4.04	Activos reales	102.437					102.437
	TOTAL	**3.226.873**					**3.226.873**

PROYECTO:	COD. N.E: 119.838 COD. PPTO: 390033000 Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional
UNIDAD DE MEDIDA:	Institución
CANTIDAD:	Fem.(0) Mas.(0) Total(235)
ASIGNACIÓN PRESUPUESTARIA:	2.688.873
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Ejercer la coordinación, supervisión y orientación del Sistema de Control Interno en los Órganos y Entes de la APN e impulsar, promover y fortalecer el poder popular, en la gestión gubernamental, a través de la Contraloría Social, para lograr una Administración Pública eficaz, eficiente y transparente, al servicio de los ciudadanas y ciudadanos, hacia la transformación de la sociedad venezolana.
OBJETIVOS ESPECÍFICOS:	Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la APN, para contribuir al logro de la eficacia, la eficiencia y la transparencia en las organizaciones públicas.
RESULTADO:	235 Unidades de Auditoría Interna (UAI), con fortalecimiento organizacional, a fin de lograr mejoras en los niveles de eficacia y eficiencia en su gestión.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.576.186					2.576.186
4.02	Materiales, suministros y mercancías	60.193					60.193
4.03	Servicios no personales	42.074					42.074
4.04	Activos reales	10.420					10.420
	TOTAL	**2.688.873**					**2.688.873**

PROYECTO: COD. N.E: 119.837 COD. PPTO: 390034000 Evaluación del Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)

UNIDAD DE MEDIDA: Institución

CANTIDAD: Fem.(0) Mas.(0) Total(138)

ASIGNACIÓN PRESUPUESTARIA: 2.754.561

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ejercer la coordinación, supervisión y orientación del Sistema de Control Interno en los Órganos y Entes de la APN e impulsar, promover y fortalecer el poder popular, en la gestión gubernamental, a través de la Contraloría Social, para lograr una Administración Publica eficaz, eficiente y transparente, al servicio de los ciudadanas y ciudadanos, hacia la transformación de la sociedad venezolana.

OBJETIVOS ESPECÍFICOS: Evaluación del estado actual del Sistema de Control Interno en Órganos y Entes de la APN, para determinar su exposición al riesgo y elaborar las recomendaciones correspondientes, para su posterior seguimiento.

RESULTADO: Ciento treinta y ocho (138) Órganos y Entes de la APN con Sistemas de Control Interno evaluados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.378.080					2.378.080
4.02	Materiales, suministros y mercancías	40.760					40.760
4.03	Servicios no personales	335.721					335.721
	TOTAL	**2.754.561**					**2.754.561**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.605.571					11.605.571
4.03	Servicios no personales	507.984					507.984
	TOTAL	**12.113.555**					**12.113.555**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	522.204					522.204
4.03	Servicios no personales	1.031.805					1.031.805
4.04	Activos reales	30.000					30.000
	TOTAL	**1.584.009**					**1.584.009**

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.363.185					1.363.185
	TOTAL	**1.363.185**					**1.363.185**

41

Ministerio del Poder Popular para la Alimentación

MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio fiscal 2014 la política presupuestaria del Ministerio del Poder Popular para la Alimentación, está orientada a dar continuidad a lo señalado en el artículo 305 de la Constitución de la República Bolivariana de Venezuela, el cual establece que "El Estado promoverá la agricultura sustentable como base estratégica del desarrollo rural integral a fin de garantizar la seguridad alimentaria de la población; entendida como la disponibilidad suficiente y estable de alimentos en el ámbito nacional y el acceso oportuno y permanente a éstos por parte del público consumidor. La seguridad alimentaria se alcanzará desarrollando y privilegiando la producción agropecuaria interna, entendiéndose como tal la proveniente de las actividades agrícola, pecuaria, pesquera y acuícola. La producción de alimentos es de interés nacional y fundamental para el desarrollo económico y social de la Nación ...".

En tal sentido, en el marco del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, los proyectos, acciones y metas que se ejecutarán permitirán darle continuidad a los compromisos de carácter social de la Misión Alimentación, como lo es, el de garantizar la disponibilidad y el acceso a los alimentos a toda la población venezolana, con énfasis en el grupo de población más vulnerable.

Para el año 2014, el presupuesto asignado al Ministerio del Poder Popular para la Alimentación alcanza la cantidad de Bs. 6.493.800.000, el cual se ha distribuido de la siguiente manera:

- Acciones Centralizadas (Bs. 1.837.630.911): Orientadas al apoyo y consolidación de la Misión Alimentación y el fortalecimiento de la capacidad para el trabajo social con las comunidades en el tema alimentario, programación y ejecución de acciones de carácter social en el marco de las políticas alimentarias nacionales y el apoyo a los entes adscritos para garantizar su operatividad, por lo que se incluyen Bs. 297.000.000 de aportes para la Fundación Programa de Alimentos Estratégicos (Fundaproal) y Bs. 1.180.000.000 para el Instituto Nacional de Nutrición (INN).
- Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas (Bs. 89.700.000): Órgano desconcentrado del Ministerio, cuyo objetivo es ejercer la rectoría de los silos, almacenes y depósitos agrícolas, llevar un registro nacional de silos, facilitar la implementación y puesta en marcha de un mecanismo de selección de operadores de silos y diseñar, dirigir, regular, controlar y ejecutar planes y proyectos relacionados con el almacenamiento de productos agrícolas u otras actividades conexas. Sus acciones estarán dirigidas a articular un trabajo conjunto entre la sociedad, la superintendencia y entes relacionados con la Misión Alimentación, para fortalecer la capacidad de las reservas alimentarias del país, y así apoyar el incremento y la consolidación de la soberanía y la seguridad alimentaria; Seguir fortaleciendo el Sistema de Control Agroalimentario (SICA), que es un sistema de información que permite el registro de todos los entes con sus recepciones y despachos que participan en el ciclo agro-productivo, llevar a cabo las inspecciones necesarias para ejercer el control y la fiscalización de los inventarios de alimentos en almacenes, depósitos y silos a nivel nacional, tanto público como privado, así como determinar todos los Entes que participan en el ciclo agro-productivo, mediante el registro de recepciones y despachos de los rubros y productos alimenticios terminados y su materia prima nacional, con el objeto de mantener y garantizar la calidad y disponibilidad de alimentos para toda la población venezolana, en conjunto con los órganos competentes.
- Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados adscritos al Despacho del Poder Popular para la Alimentación (Bs. 4.566.469.089): se asignan recursos a los Entes descentralizados que integran la Misión Alimentación, para la ejecución de proyectos que se enmarcan en el área de la política social alimentaria, con el objeto de lograr el acceso oportuno y permanente, de la población venezolana, a los alimentos de primera necesidad a precios accesibles; y a la empresa Farmapatria C.A. (red pública de farmacias populares), para mejorar la disponibilidad de medicamentos de calidad y brindar servicios adicionales, dirigidos a beneficiar la población más vulnerable; los referidos recursos serán distribuidos de la siguiente manera:

- Fundación Programa de Alimentos Estratégicos (Fundaproal): Bs. 1.120.000.000, destinados a cubrir los gastos del proyecto Casas de Alimentación, el cual implica el suministro de alimentos no procesados para la elaboración de los platos de comida que se entregan diariamente (lunes a sábado) a los beneficiarios de las 6.000 Casas de Alimentación constituidas a nivel nacional (aproximadamente 900.000 personas), la entrega de bolsas solidarias de comida, atender los gastos de gas, electricidad, limpieza y beca-ayudas de las procesadoras de alimentos de las casas de alimentación.
- Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA): el aporte asciende a Bs. 3.138.270.670, que se empleará en la compra de alimentos, tanto nacionales como importados, para ser distribuidas a través de la Red Mercal a precios subsidiados, en el marco del Plan de Compras de Alimentos y el de Distribución de Alimentos (este último ejecutado por Mercal, C.A.). Este plan tiene como principales acciones la comercialización y distribución de 14 rubros alimentarios de primera necesidad, a través de un proceso de subasta que involucra operaciones de logística (transporte, seguro, empaquetado, fletes, servicios aduanales, entre otros).
- Instituto Nacional de Nutrición (INN): Bs. 179.698.419, para garantizar el derecho a la alimentación y nutrición de los requerimientos y necesidades de la población, con énfasis en los grupos vulnerables y los sectores más excluidos en el ámbito nacional; formar técnicos profesionales y especialistas en el área agroalimentaria y nutricional con alto perfil social, que contribuyan a la construcción, rescate, valoración y promoción del nuevo paradigma de cultura alimentaria y nutricional de Venezuela, con enfoque genencial, tecnológico y comunitario; y procurar una educación masiva y protección alimentaria nutricional, orientada a mejorar o mantener el estado nutricional y calidad de vida de las comunidades.
- Centro de Almacenes Congelados, C.A. (CEALCO): Bs. 90.000.000, que se emplearán en la adecuación y remodelación de las instalaciones y equipo, así como en el fortalecimiento y diversificación de servicios que presta la empresa.
- Farmapatria, Compañía Anónima (FARMAPATRIA, C.A.): Bs. 38.500.000, dirigidos al plan integral de ampliación equipamiento, acondicionamiento y dotación de la red de farmacias populares.

El resto de los entes adscritos al Ministerio del Poder Popular para la Alimentación (Mercal, Pdval, Logicasa, Venalcasa, Enaca, Red de Abastos Bicentenarios, Industrias Diana y Lácteos Los Andes.), apoyarán y potenciarán la misión alimentación en todos sus aspectos, tanto en la producción, distribución y comercialización de alimentos, como en los aspectos logísticos y operativos. Estas empresas se financiarán con sus propios recursos generados por su operatividad.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
121.095	410022000	Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas	Inspección			9.000	89.700.000			89.700.000
	419999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			4.566.469.089	4.566.469.089			4.566.469.089
TOTAL							**4.656.169.089**			**4.656.169.089**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
410001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	178.184.000			178.184.000
410002000	Gestión administrativa	1.657.946.911			1.657.946.911
410003000	Previsión y protección social	1.500.000			1.500.000
TOTAL		**1.837.630.911**			**1.837.630.911**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**204**	**185**	**88**	**477**	**32.254.638**	**800.000**	**33.054.638**
Altos Funcionarios y de Elección Popular		1		1	89.092		89.092
Alto Nivel y de Dirección		5		5	475.108		475.108
Directivo	61	57		118	8.581.722		8.581.722
Profesional y Técnico	87	80	87	254	17.289.061	372.000	17.661.061
Personal Administrativo	9	9	1	19	1.301.327	28.000	1.329.327
Obrero	47	33		80	4.518.328	400.000	4.918.328
Personal Contratado	**180**	**166**		**346**	**21.533.811**		**21.533.811**
Profesional y Técnico	39	31		70	5.189.181		5.189.181
Personal Administrativo	141	135		276	16.344.630		16.344.630
TOTAL	**384**	**351**	**88**	**823**	**53.788.449**	**800.000**	**54.588.449**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**	**1**	**2**	**400.000**
Obreros		1	1	200.000
Empleados	1		1	200.000
Jubilados	**5**		**5**	**1.100.000**
Alto Nivel y de Dirección	5		5	1.100.000
TOTAL	**6**	**1**	**7**	**1.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	249.037.598			249.037.598
4.02	Materiales, suministros y mercancías	26.343.438			26.343.438
4.03	Servicios no personales	92.533.569			92.533.569
4.04	Activos reales	68.938.806			68.938.806
4.07	Transferencias y donaciones	6.056.321.589			6.056.321.589
4.11	Disminución de pasivos	625.000			625.000
	TOTAL	**6.493.800.000**			**6.493.800.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	6.043.469.089			6.043.469.089
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.775.544.918			5.775.544.918
4.07.01.03.00	Transferencias corrientes internas al sector público	5.775.544.918			5.775.544.918
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.681.774.248			2.681.774.248
	- A0057 Instituto Nacional de Nutrición (INN)	1.315.799.248			1.315.799.248
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	1.365.975.000			1.365.975.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	3.093.770.670			3.093.770.670
	- A0253 Farmapatria, Compañía Anónima (FARMAPATRIA, C.A.)	38.500.000			38.500.000
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	3.055.270.670			3.055.270.670
4.07.03.00.00	Transferencias y donaciones de capital internas	267.924.171			267.924.171
4.07.03.03.00	Transferencias de capital internas al sector público	267.924.171			267.924.171
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	94.924.171			94.924.171
	- A0057 Instituto Nacional de Nutrición (INN)	43.899.171			43.899.171
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	51.025.000			51.025.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	173.000.000			173.000.000
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	83.000.000			83.000.000
	- A1556 Centro de Almacenes Congelados, C.A. (CEALCO)	90.000.000			90.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	200.000			200.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	200.000			200.000
4.07.01.02.00	Donaciones corrientes internas al sector privado	200.000			200.000
4.07.01.02.02	Donaciones corrientes a instituciones sin fines de lucro	200.000			200.000
	- S0959 Subsidios Eventuales Diversos	200.000			200.000

PROYECTO:	COD. N.E: 121095 COD. PPTO: 410022000 Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas
UNIDAD DE MEDIDA:	Inspección
CANTIDAD:	Fem.(0) Mas.(0) Total(9.000)
ASIGNACIÓN PRESUPUESTARIA:	89.700.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: La Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Optimizar los mecanismos de control, seguimiento y fiscalización que garanticen el abastecimiento y distribución equitativa de los rubros agroalimentarios de manera oportuna y en las cantidades necesarias, contribuyendo así con la seguridad agroalimentaria de la nación, municipalizando las herramientas existentes de manera articulada con el Poder Popular.
OBJETIVOS ESPECÍFICOS:	Ejercer la suprema administración y control de silos, almacenes y depósitos agrícolas a través de la inspección, supervisión, fiscalización, aplicación de normas, ejecución de los planes y proyectos, y otras actividades conexas (públicos y privados).
RESULTADO:	Establecimientos inspeccionados y operando con normalidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	72.323.920					72.323.920
4.02	Materiales, suministros y mercancías	3.240.620					3.240.620
4.03	Servicios no personales	9.393.288					9.393.288
4.04	Activos reales	3.914.672					3.914.672
4.07	Transferencias y donaciones	652.500					652.500
4.11	Disminución de pasivos	175.000					175.000
	TOTAL	**89.700.000**					**89.700.000**

PROYECTO: COD. PPTO: 419999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(4.566.469.089)

ASIGNACIÓN PRESUPUESTARIA: 4.566.469.089

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular para la Alimentación.

OBJETIVOS ESPECÍFICOS: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular para la Alimentación.

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.566.469.089					4.566.469.089
	TOTAL	**4.566.469.089**					**4.566.469.089**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.566.469.089					4.566.469.089
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.312.964.918					4.312.964.918
4.07.01.03.00	Transferencias corrientes internas al sector público	4.312.964.918					4.312.964.918
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.219.194.248					1.219.194.248
	- A0057 Instituto Nacional de Nutrición (INN)	143.119.248					143.119.248
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	1.076.075.000					1.076.075.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	3.093.770.670					3.093.770.670
	- A0253 Farmapatria, Compañia Anónima (FARMAPATRIA, C.A.)	38.500.000					38.500.000
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	3.055.270.670					3.055.270.670
4.07.03.00.00	Transferencias y donaciones de capital internas	253.504.171					253.504.171
4.07.03.03.00	Transferencias de capital internas al sector público	253.504.171					253.504.171
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	80.504.171					80.504.171
	- A0057 Instituto Nacional de Nutrición (INN)	36.579.171					36.579.171
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	43.925.000					43.925.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	173.000.000					173.000.000
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	83.000.000					83.000.000
	- A1556 Centro de Almacenes Congelados, C.A. (CEALCO)	90.000.000					90.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	176.713.678					176.713.678
4.03	Servicios no personales	1.470.322					1.470.322
	TOTAL	178.184.000					178.184.000

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	23.102.818					23.102.818
4.03	Servicios no personales	81.669.959					81.669.959
4.04	Activos reales	65.024.134					65.024.134
4.07	Transferencias y donaciones	1.487.700.000					1.487.700.000
4.11	Disminución de pasivos	450.000					450.000
	TOTAL	1.657.946.911					1.657.946.911

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.477.000.000					1.477.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.462.580.000					1.462.580.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.462.580.000					1.462.580.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.462.580.000					1.462.580.000
	- A0057 Instituto Nacional de Nutrición (INN)	1.172.680.000					1.172.680.000
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	289.900.000					289.900.000
4.07.03.00.00	Transferencias y donaciones de capital internas	14.420.000					14.420.000
4.07.03.03.00	Transferencias de capital internas al sector público	14.420.000					14.420.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	14.420.000					14.420.000
	- A0057 Instituto Nacional de Nutrición (INN)	7.320.000					7.320.000
	- A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)	7.100.000					7.100.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	200.000					200.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	200.000					200.000
4.07.01.02.00	Donaciones corrientes internas al sector privado	200.000					200.000
4.07.01.02.02	Donaciones corrientes a instituciones sin fines de lucro	200.000					200.000
	- S0959 Subsidios Eventuales Diversos	200.000					200.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.500.000					1.500.000
	TOTAL	**1.500.000**					**1.500.000**

44

Ministerio del Poder Popular para el Turismo

MINISTERIO DEL PODER POPULAR PARA EL TURISMO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para el Turismo fue creado, mediante decreto Nº 3.416 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.109 del 18/01/2005 y es el órgano rector de la Administración Pública Nacional en materia de turismo. Tiene como objeto desarrollar, promover, organizar y regular la actividad turística y el sistema turístico nacional, como factores estratégicos para el desarrollo socio productivo y sustentable, enmarcados dentro del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

En este sentido, los proyectos a desarrollar para el año 2014 están dirigidos a posicionar, nacional e internacionalmente, a la República Bolivariana de Venezuela como destino turístico, conjuntamente con la participación y protagonismo de las comunidades organizadas, contribuyendo al desarrollo endógeno del país y promoviendo el bienestar de la población, basándose en los principios de justicia social, equidad, no discriminación, solidaridad, protección del ambiente y productividad.

Para el año 2014, el presupuesto asignado al Ministerio del Poder Popular para el Turismo asciende a la cantidad de Bs. 221.500.000, el cual se ha distribuido de la siguiente manera: Acciones Centralizadas Bs. 190.774.725; Aportes y Transferencias para Financiar los Proyectos del Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV) Bs. 16.834.075 y Bs. 13.891.200 para la ejecución de los siguientes proyectos:

-Plan Nacional de Difusión Turística.
-Renovación de la Plataforma Tecnológica (Fase I).
-Consolidación de las Estadísticas Turísticas.
-Fomento y Desarrollo de la Inversión Turística Nacional.
-Fortalecimiento de las Organizaciones Socio Productivas para Impulsar el Turismo Comunitario.
-Gestión de la Calidad en el Servicio Turístico.
-Evaluación de la Calidad del Servicio Brindado por los Prestadores de Servicios Turísticos.
-Campaña Nacional para Incorporar a los Prestadores de Servicios en el Registro Turístico Nacional.
-Fortalecimiento y Uso Sustentable del Patrimonio Turístico.
-Proyecto de Declaratoria y Administración de Zonas de Interés Turístico.

Entre los entes sin fines empresariales adscritos al Ministerio del Poder Popular para el Turismo se encuentran:

Instituto Nacional de Turismo (INATUR):

Tiene por objeto la capacitación y sensibilización de las ciudadanas y ciudadanos para el desarrollo del turismo, atendiendo especialmente las actividades educativas que procuren el desarrollo y fortalecimiento de las comunidades organizadas en instancias del Poder Popular y demás formas de participación, a la promoción nacional e internacional del país como destino turístico, así como, al mejoramiento y recuperación de la infraestructura turística pública, apoyándose para ello en los Fondos Mixto de Turismo que se encuentran distribuidos a nivel estadal, así como en el exterior.

Colegio Universitario Hotel Escuela de Los Andes Venezolanos (CUHELAV)

Tiene como objetivo la formación de profesionales integrales y socialmente responsables en el área de la Hotelería y Servicios de la Hospitalidad, distinguiéndose por la excelente calidad de la enseñanza que imparte, para satisfacer la demanda en beneficio de las empresas turísticas del Estado, así como, capacitar y certificar por oficios para la actividad hotelera, bajo la filosofía de APRENDER - HACIENDO. Además, contempla la ejecución del Programa de Capacitación Idiomática, con la finalidad de capacitar y certificar a los trabajadores del sector turismo en la competencia lingüística de los distintos idiomas.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Unidad de Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2014
120.826	440079000	Fortalecimiento de las organizaciones socio-productivas para impulsar el turismo comunitario	Encuentro			35	504.000			504.000
120.710	440080000	Gestión de la calidad en el servicio turístico	Campaña			1	672.000			672.000
120.956	440081000	Campaña nacional para incorporar a los prestadores de servicios en el Registro Turístico Nacional.	Licencia			506	448.000			448.000
120.904	440082000	Evaluación de la calidad del servicio brindado por los prestadores de servicios turísticos	Inspección			625	1.075.200			1.075.200
120.857	440083000	Fortalecimiento y uso sustentable del patrimonio turístico	Acción			3	392.000			392.000
120.697	440084000	Plan nacional de difusión turística	Campaña Publicitaria			1	4.000.000			4.000.000
121.823	440085000	Proyecto de declaratoria y administración de Zonas de Interés Turístico	Estudio			1	560.000			560.000
120.734	440086000	Consolidación de las estadísticas turísticas	Encuesta			8	2.680.000			2.680.000
120.780	440087000	Renovación de la plataforma tecnológica. Fase I	Equipo			13	3.000.000			3.000.000
120.872	440088000	Fomento y desarrollo de la inversión turística nacional	Acción			34	560.000			560.000
	449999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			16.834.075	16.834.075			16.834.075
		TOTAL					30.725.275			30.725.275

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
440001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	140.149.169			140.149.169
440002000	Gestión administrativa	35.724.725			35.724.725
440003000	Previsión y protección social	14.900.831			14.900.831
	TOTAL	**190.774.725**			**190.774.725**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**375**	**181**		**556**	**20.545.848**	**4.680.552**	**25.226.400**
Altos Funcionarios y de Elección Popular		1		1	35.676		35.676
Alto Nivel y de Dirección	3			3	107.028		107.028
Directivo	24	23		47	1.676.766		1.676.766
Profesional y Técnico	105	59		164	6.328.880	845.193	7.174.073
Personal Administrativo	14			14	499.515	72.151	571.666
Obrero	229	98		327	11.897.983	3.763.208	15.661.191
Personal Contratado	**69**	**67**		**136**	**8.669.364**		**8.669.364**
Profesional y Técnico	69	67		136	8.669.364		8.669.364
TOTAL	**444**	**248**		**692**	**29.215.212**	**4.680.552**	**33.895.764**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**24**	**14**	**38**	**3.220.273**
Empleados	24	14	38	3.220.273
Jubilados	**54**	**82**	**136**	**11.680.558**
Empleados	54	82	136	11.680.558
TOTAL	**78**	**96**	**174**	**14.900.831**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	139.665.504			139.665.504
4.02	Materiales, suministros y mercancías	9.247.415			9.247.415
4.03	Servicios no personales	27.922.455			27.922.455
4.04	Activos reales	4.076.500			4.076.500
4.07	Transferencias y donaciones	40.488.126			40.488.126
4.08	Otros gastos	100.000			100.000
	TOTAL	**221.500.000**			**221.500.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	21.662.295			21.662.295
4.07.01.00.00	Transferencias y donaciones corrientes internas	19.866.904			19.866.904
4.07.01.03.00	Transferencias corrientes internas al sector público	19.866.904			19.866.904
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	19.866.904			19.866.904
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	19.866.904			19.866.904
4.07.03.00.00	Transferencias y donaciones de capital internas	1.795.391			1.795.391
4.07.03.03.00	Transferencias de capital internas al sector público	1.795.391			1.795.391
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	1.795.391			1.795.391
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	1.795.391			1.795.391

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	3.000.000			3.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	3.000.000			3.000.000
4.07.02.01.00	Transferencias corrientes al exterior	3.000.000			3.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	3.000.000			3.000.000
	- I0235 Organización Mundial del Turismo (OMT)	1.600.000			1.600.000
	- I0236 Organización Turística del Caribe (OTC)	1.400.000			1.400.000

PROYECTO: COD. N.E: 120826 COD. PPTO: 440079000 Fortalecimiento de las Organizaciones Socio-Productivas para Impulsar el Turismo Comunitario

UNIDAD DE MEDIDA: Encuentro

CANTIDAD: Fem.(0) Mas.(0) Total(35)

ASIGNACIÓN PRESUPUESTARIA: 504.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asumir las políticas de empresas de propiedad social comunal en sus modalidades directas e indirectas y unidades productivas familiares, como estrategia para incidir en la correlación de pesos a favor del protagonismo popular en la gestión y control de la actividad turística, amparados en la nueva legislación que regula el Sistema Económico Comunal.

OBJETIVOS ESPECÍFICOS: Fortalecer el Poder Popular para la creación de organizaciones socio-productivas para el desarrollo del turismo comunitario en el marco de la Economía Comunal.

RESULTADO: Fortalecimiento y Organización de 40 comunidades para el impulso de organizaciones socio- productivas, bajo un modelo de gestión basado en relaciones socialistas de producción, valores democráticos de justicia y solidaridad en aras del fortalecimiento de las capacidades comunitarias para la incorporación del pueblo organizado como prestadores de servicios turísticos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	141.071					141.071
4.03	Servicios no personales	362.929					362.929
	TOTAL	**504.000**					**504.000**

PROYECTO:	COD. N.E: 120710 COD. PPTO: 440080000 Gestión de la Calidad en el Servicio Turístico
UNIDAD DE MEDIDA:	Campaña
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	672.000
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Apoyar el mejoramiento de las infraestructuras turísticas y de servicios, así como desarrollar la actividad turística con un enfoque sustentable del ambiente.
OBJETIVOS ESPECÍFICOS:	Impulsar la calidad en la prestación de servicios turísticos a nivel nacional.
RESULTADO:	Prestación del servicio turístico con criterios de calidad y sustentabilidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	100.000					100.000
4.03	Servicios no personales	572.000					572.000
	TOTAL	**672.000**					**672.000**

PROYECTO:	COD. N.E: 120956 COD. PPTO: 440081000 Campaña Nacional para Incorporar a los Prestadores de Servicios en el Registro Turístico Nacional.
UNIDAD DE MEDIDA:	Licencia
CANTIDAD:	Fem.(0) Mas.(0) Total(506)
ASIGNACIÓN PRESUPUESTARIA:	448.000
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Optimizar la capacidad, eficiencia y eficacia del Estado para impulsar el desarrollo turístico con visión estratégica y de largo plazo.
OBJETIVOS ESPECÍFICOS:	Aumentar el número de Registro Turístico Nacional y otorgamiento de licencia de turismo a prestadores de servicios turísticos con la finalidad de reducir la prestación informal del servicio turístico en el sector.
RESULTADO:	Prestadores de servicio turísticos inscritos en el Registro Turístico Nacional y que posean licencia de turismo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	163.536					163.536
4.03	Servicios no personales	284.464					284.464
	TOTAL	**448.000**					**448.000**

PROYECTO:	COD. N.E: 120904 COD. PPTO: 440082000 Evaluación de la Calidad del Servicio Brindado por los Prestadores de Servicios Turísticos
UNIDAD DE MEDIDA:	Inspección
CANTIDAD:	Fem.(0) Mas.(0) Total(625)
ASIGNACIÓN PRESUPUESTARIA:	1.075.200
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Apoyar el mejoramiento de la infraestructura turística de servicios.
OBJETIVOS ESPECÍFICOS:	Evaluar el cumplimiento de la ley, reglamentos y normas técnicas en materia turística.
RESULTADO:	Cumplimiento de las normas y mejora de la calidad del servicio turístico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	455.799					455.799
4.03	Servicios no personales	619.401					619.401
	TOTAL	1.075.200					1.075.200

PROYECTO: COD. N.E: 120857 COD. PPTO: 440083000 Fortalecimiento y Uso Sustentable del Patrimonio Turístico

UNIDAD DE MEDIDA: Acción

CANTIDAD: Fem.(0) Mas.(0) Total(3)

ASIGNACIÓN PRESUPUESTARIA: 392.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Afianzar la soberanía proyectando la identidad nacional y la diversidad cultural del país, como atractivo turístico.

OBJETIVOS ESPECÍFICOS: Fortalecer la gestión del patrimonio turístico nacional bajo el manejo de criterios de sustentabilidad, a fin de viabilizar su preservación, aprovechamiento, uso y disfrute por parte de los turistas y de las comunidades locales.

RESULTADO: Impulso del desarrollo de la actividad turística a través de la optimización del patrimonio natural y cultural.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	128.560					128.560
4.03	Servicios no personales	263.440					263.440
	TOTAL	392.000					392.000

PROYECTO: COD. N.E: 120697 COD. PPTO: 440084000 Plan Nacional de Difusión Turística

UNIDAD DE MEDIDA: Campaña Publicitaria

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 4.000.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asesorar a la alta directiva de Mintur en la definición de las estrategias tanto en materia de comunicación e información sobre la gestión del Ministerio, como en lo referente a las relaciones institucionales que apoyan el cumplimiento de su visión y misión.

OBJETIVOS ESPECÍFICOS: Implementar estrategias comunicacionales que permitan la difusión del mensaje informativo de la gestión del Ministerio, lo referente a las relaciones institucionales que apoyan el cumplimiento de su misión, visión, valores, programas, logros, entre otros; y al mismo tiempo, la realización de campañas promocionales y publicitarias que promuevan el Turismo Nacional y la recepción de turistas extranjeros; para dar a conocer a Venezuela como destino turístico nacional e internacional.

RESULTADO: Elaboración de campañas promocionales, publicitarias que permitan posicionar a Venezuela como destino turístico a nivel nacional e internacional y, al mismo tiempo, difundir los principales proyectos, programas y logros de Mintur y sus entes adscritos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	412.000					412.000
4.03	Servicios no personales	3.588.000					3.588.000
	TOTAL	4.000.000					4.000.000

PROYECTO: COD. N.E: 121823 COD. PPTO: 440085000 Proyecto de Declaratoria y Administración de Zonas de Interés Turístico

UNIDAD DE MEDIDA: Estudio

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 560.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Administración de las áreas bajo régimen de administración especial en la figura de Zonas de Interés Turístico, para su posicionamiento como destino turístico nacional

OBJETIVOS ESPECÍFICOS: Establecer directrices y lineamientos para el desarrollo integral de zonas declaradas como Zonas de Interés Turístico, así como de nuevas zonas, mediante estudios e instrumentos de planificación, que orienten la inversión para la administración efectiva de estos espacios.

RESULTADO: Actualizaciones de planes de ordenamiento y reglamento de uso; diagnóstico de Zonas de Interés Turístico y declaratorias de Zonas de Interés Turístico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	79.600					79.600
4.03	Servicios no personales	180.400					180.400
4.04	Activos reales	300.000					300.000
	TOTAL	560.000					560.000

PROYECTO: COD. N.E: 120734 COD. PPTO: 440086000 Consolidación de las Estadísticas Turísticas

UNIDAD DE MEDIDA: Encuesta

CANTIDAD: Fem.(0) Mas.(0) Total(8)

ASIGNACIÓN PRESUPUESTARIA: 2.680.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Optimizar la capacidad, eficiencia y eficacia del Estado para impulsar el desarrollo turístico con visión estratégica y de largo plazo.

OBJETIVOS ESPECÍFICOS: Formular e implementar las políticas, mecanismos y criterios técnicos necesarios para la creación y mantenimiento del "Sistema de Estadísticas Turísticas", conjuntamente con los organismos públicos y privados competentes en la materia, así como apoyar en el ámbito de las estadísticas a todas las unidades organizacionales del Ministerio.

RESULTADO: Consolidación de las Estadísticas Turísticas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	158.000					158.000
4.03	Servicios no personales	2.522.000					2.522.000
	TOTAL	**2.680.000**					**2.680.000**

PROYECTO:	COD. N.E: 120780 COD. PPTO: 440087000 Renovación de la Plataforma Tecnológica. Fase I
UNIDAD DE MEDIDA:	Equipo
CANTIDAD:	Fem.(0) Mas.(0) Total(13)
ASIGNACIÓN PRESUPUESTARIA:	3.000.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: La Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Optimizar la capacidad, eficiencia y eficacia del Estado para impulsar el desarrollo turístico con visión estratégica y de largo plazo
OBJETIVOS ESPECÍFICOS:	Renovar la plataforma tecnológica con la adquisición de servidores con mayor capacidad de procesamiento y memoria RAM, un sistema de almacenamiento masivo (SAM), RACKS para organización de equipos, UPS para protección eléctrica de los equipos, a fin de sustituir los equipos existentes y poder implementar los nuevos sistemas que están proyectados en la organización como parte del relanzamiento del turismo en Venezuela.
RESULTADO:	Mayor capacidad de almacenamiento, mayor cantidad de usuarios conectados, conexión más eficiente en relación a la vistas de las páginas web existentes y sistemas de información instaladas para el sector turístico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.000					10.000
4.03	Servicios no personales	507.500					507.500
4.04	Activos reales	2.482.500					2.482.500
	TOTAL	**3.000.000**					**3.000.000**

PROYECTO:	COD. N.E: 120872 COD. PPTO: 440088000 Fomento y Desarrollo de la Inversión Turística Nacional
UNIDAD DE MEDIDA:	Acción
CANTIDAD:	Fem.(0) Mas.(0) Total(34)
ASIGNACIÓN PRESUPUESTARIA:	560.000
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Facilitar los mecanismos necesarios para el desarrollo endógeno del turismo, mediante la inversión pública y privada, el fomento de una cultura turística y la participación protagónica de los actores que conforman el Sistema Turístico Nacional. con el propósito de potenciar y dinamizar el aparato productivo nacional.
OBJETIVOS ESPECÍFICOS:	Coordinar mecanismos orientados al fortalecimiento, estímulo, desarrollo y promoción de las inversiones nacionales e internacionales como herramienta de desarrollo sustentable para el sector turístico.
RESULTADO:	Fortalecimiento de la Inversión Turística Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	129.000					129.000
4.03	Servicios no personales	431.000					431.000
	TOTAL	**560.000**					**560.000**

PROYECTO:	COD. PPTO: 449999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(16.834.075)
ASIGNACIÓN PRESUPUESTARIA:	16.834.075
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país Potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros pàra asegurar la ejecución de los proyectos turísticos
OBJETIVOS ESPECÍFICOS:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos turísticos
RESULTADO:	Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	16.834.075					16.834.075
	TOTAL	**16.834.075**					**16.834.075**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	16.834.075					16.834.075
4.07.01.00.00	Transferencias y donaciones corrientes internas	15.038.684					15.038.684
4.07.01.03.00	Transferencias corrientes internas al sector público	15.038.684					15.038.684
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	15.038.684					15.038.684
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	15.038.684					15.038.684
4.07.03.00.00	Transferencias y donaciones de capital internas	1.795.391					1.795.391
4.07.03.03.00	Transferencias de capital internas al sector público	1.795.391					1.795.391
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	1.795.391					1.795.391
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	1.795.391					1.795.391

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	139.507.504					139.507.504
4.03	Servicios no personales	641.665					641.665
	TOTAL	140.149.169					140.149.169

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.627.849					7.627.849
4.03	Servicios no personales	17.949.656					17.949.656
4.04	Activos reales	1.294.000					1.294.000
4.07	Transferencias y donaciones	8.753.220					8.753.220
4.08	Otros gastos	100.000					100.000
	TOTAL	35.724.725					35.724.725

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.828.220					4.828.220
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.828.220					4.828.220
4.07.01.03.00	Transferencias corrientes internas al sector público	4.828.220					4.828.220
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.828.220					4.828.220
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	4.828.220					4.828.220

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.000.000					3.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	3.000.000					3.000.000
4.07.02.01.00	Transferencias corrientes al exterior	3.000.000					3.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	3.000.000					3.000.000
	- I0235 Organización Mundial del Turismo (OMT)	1.600.000					1.600.000
	- I0236 Organización Turística del Caribe (OTC)	1.400.000					1.400.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	14.900.831					14.900.831
	TOTAL	**14.900.831**					**14.900.831**

45

Ministerio del Poder Popular de Petróleo y Minería

MINISTERIO DEL PODER POPULAR DE PETRÓLEO Y MINERÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular de Petróleo y Minería, para el año 2014 como órgano competente en la regulación, formulación, ejecución y control de las políticas, estrategias, planes y fiscalización de las actividades en materia de hidrocarburos, petroquímica, carboquímica, similares y conexos; así como en materia de minería, se orienta en acelerar la construcción de un nuevo modelo productivo enmarcado en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nacional 2013-2019, que en una visión de soberanía combina esfuerzos para optimizar la utilización de sus recursos energéticos naturales con miras a consolidar el papel de Venezuela como Potencia Energética Mundial.

SUB-SECTOR HIDROCARBUROS:

Es competencia del Viceministerio de Hidrocarburos la definición de lineamientos que contribuyan a la ejecución de los objetivos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019; así mismo la determinación y seguimiento de los lineamientos políticos relacionados con el desenvolvimiento de todas las actividades vinculadas con el desarrollo y aprovechamiento de los recursos de hidrocarburos existentes en el país, y en particular los referentes a la industria petrolera y gasífera.

Este Viceministerio administrará recursos financieros basándose en los criterios de máxima eficiencia económica y social, aprovechamiento, optimización y racionalización del gasto, con la finalidad de dar cumplimiento a los planes y objetivos propuestos por el Gobierno Nacional, en materia de energía.

Para el año 2014 las Direcciones adscritas al Viceministerio de Hidrocarburos han considerado solicitar recursos para el logro de los siguientes objetivos:

- Asegurar el desarrollo de proyectos de infraestructura y asignación de los distintos recursos y materias primas de hidrocarburos en función de la seguridad energética de la nación, en el corto, mediano y largo plazo.
- Garantizar la máxima valorización estratégica de los hidrocarburos originales (crudo extra pesado y gas) y derivados (crudo mejorado, coque y productos) de la explotación de la Faja Petrolífera del Orinoco, generando las políticas públicas requeridas de valorización y asignación de materias primas de hidrocarburos que sean requeridas.
- Asegurar un desarrollo de la capacidad de transformación y manufactura de los hidrocarburos en función tanto de la valorización estratégica de los mismos, como del abastecimiento prioritario del mercado interno.
- Impulsar el desarrollo industrial en la cadena de valor de los hidrocarburos, particularmente en lo relacionado con la actividad industrial de manufactura de combustibles (refinación), así como también de la actividad industrial de transformación petroquímica con base en gas natural, carbón y refinación, promoviendo el desarrollo endógeno y la participación nacional a través de unidades de producción socialista.
- Asegurar el continuo levantamiento de datos asociados a las actividades de industrialización de los hidrocarburos, con el fin de generar la información requerida para conceptualizar, diseñar y mantener la base de datos estadísticos que contribuyan al proceso de toma decisiones dentro del sector de su competencia.
- Impulsar el desarrollo del mercado interno de los hidrocarburos, sobre la base de considerar este mercado bajo regulación estatal por su condición de bien estratégico de primera necesidad.

- Asegurar para la Nación y el pueblo el pleno control político, económico y social de las actividades contenidas en la cadena de valor de los hidrocarburos.
- Garantizar el adecuado desempeño tecnológico asociado con las actividades de la cadena de valor de los hidrocarburos, fomentando el desarrollo productivo, social y endógeno de la tecnología en el país.
- Generar un adecuado protocolo de asignación de derechos de explotación de hidrocarburos, con el fin de optimizar la estrategia de explotación de los yacimientos y apuntalar la participación nacional.
- Asegurar la maximización del recobro de los hidrocarburos de los yacimientos, de tal manera que se mantenga el nivel adecuado de energía de los mismos en el subsuelo, de acuerdo con sus condiciones de explotación, acompañado con la oportuna generación de la actividad de recuperación secundaria cuando sea necesario.
- Asegurar una capacidad para planificar, regular, fiscalizar e inspeccionar de manera eficiente y efectiva todas las actividades de hidrocarburos y limitar de esta manera al mínimo operacional ineludible las pérdidas de hidrocarburos tanto físicas como contables.
- Asegurar los parámetros adecuados en la estructura de las fórmulas de precios de hidrocarburos con fines de recaudación fiscal en los distintos mercados de petróleo a nivel internacional donde se realiza el valor de los hidrocarburos extraídos, de tal manera que exista una mínima desviación entre la valorización que otorga el mercado y la que refleja la fórmula fiscal a nivel de campo de producción.
- Asegurar la ejecución oportuna, eficiente y efectiva de las acciones administrativas requeridas para una pronta recaudación de las regalías.

SUB-SECTOR REFINACIÓN Y PETROQUÍMICA:

Es competencia del Viceministerio de Refinación y Petroquímica, dirigir y administrar la planificación y las políticas en los sectores de refinación y petroquímica, carboquímica, similares y conexas; a fin de asegurar el desarrollo sustentable y la economía socialista, contribuyendo a convertir al país en una potencia energética mundial, de acuerdo a los principios de racionalidad, eficacia, calidad, equidad y preservación de los recursos naturales.

En este sentido, este Despacho orientará su política de gastos para el año 2014 sobre los siguientes aspectos:

REFINACIÓN

- Coordinar las políticas del sistema de refinación nacional y de procesamiento de gas.
- Velar por que los permisos que otorgue el Ministerio protejan los intereses del país.
- Velar para que se garantice el suministro a la industria nacional de manera oportuna las corrientes de refinación y de líquidos del gas natural.
- Apoyar el desarrollo de la industria petroquímica a partir de corrientes de refinación.
- Propulsar la nacionalización de empresas estratégicas asociadas al sector de refinación y líquidos del gas natural.
- Fortalecer la planificación centralizada en el sistema de refinación nacional y las cadenas que depende de materia prima producida en las refinerías y plantas de procesamiento de gas.

PETROQUÍMICA

- Formular el Plan de Desarrollo Nacional Petroquímico hasta el 2019.
- Fomentar la participación de las empresas de propiedad social y mixta.
- Velar para que se garantice el abastecimiento de materia prima al mercado nacional del sector en competencia.
- Formular las políticas para racionalizar el precio de las resinas plásticas y fertilizantes en el mercado interno.

SUB-SECTOR MINERÍA:

La política minera sectorial del Ministerio para el 2014, se orienta a la optimización de los procesos administrativos para la tramitación, seguimiento y control a todas las solicitudes de derecho minero; tales como: conformaciones de empresas mixtas y asignaciones directas a empresas del Estado; asimismo, a mejorar la gestión de revisión y acompañamiento en el otorgamiento oportuno de la permisería ambiental de los derechos mineros otorgados. De igual forma, se incrementan los esfuerzos para la actualización del Catastro Minero Nacional, bajo un esquema de sistematización informática, a efectos de mejorar el control de inventarios de bienes afectos a los derechos mineros y a su vez, brindar una asistencia técnica y financiera a proyectos mineros en condiciones de calidad.

Asimismo, se espera instrumentar mecanismos que optimicen los procedimientos inherentes a la fiscalización y el control minero, ejerciendo eficaz y eficientemente las disposiciones del marco legal vigente en materia minera, a partir de las acciones de inspección y seguimiento a las empresas mineras a nivel nacional, así como, a través de la implementación de planes de fortalecimiento institucional y de simplificación de trámites administrativos.

A efectos de consolidar una mejor gestión administrativa y tributaria en el sector minero, que permitan asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados; el Ministerio promocionará las iniciativas de proyectos previstas para el 2014, entre las que conviene precisar:

- Orientación y seguimiento a la gestión en la actividad de extracción de minerales.
- Fortalecimiento de las actividades de fiscalización, seguimiento y control de la minería y sus conexas a nivel nacional
- Fortalecimiento y organización de los procesos internos en la administración de derechos mineros.

Para el año 2014, el Despacho tiene previsto otorgar transferencias a los entes y organismos adscritos, mencionados a continuación:

ENTE NACIONAL DEL GAS (ENAGAS)

Este organismo tiene como misión promover el desarrollo de todas las fases de la industria de los hidrocarburos gaseosos y regular las actividades de transporte, distribución y comercialización del gas natural para coadyuvar en la coordinación y salvaguarda de dichas actividades, asignándole recursos ordinarios por Bs. 17.030.080 para el cumplimiento de sus objetivos.

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGÍA Y MINAS "LA ALQUITRANA"

La Fundación presta servicios de guardería infantil a los hijos en edad preescolar de los trabajadores al servicio del Ministerio, sus entes adscritos y las comunidades adyacentes; así como, procurar una preparación adecuada en el nivel preescolar para facilitar el ingreso a los distintos niveles educativos sistemáticos de la educación básica; para lo cual se le han asignado recursos ordinarios por Bs. 13.507.941.

FUNDACIÓN MISIÓN PIAR

La Fundación Misión Piar tiene como actividad principal promover la organización de los pequeños mineros, los artesanales y las comunidades indígenas mineras, mediante la asistencia técnica necesaria a efectos de lograr su fortalecimiento; realización de talleres en diversas áreas laborales que permitan incrementar las capacidades de la población. El Ministerio le asignó a través de transferencias corrientes, recursos por Bs. 388.591.

FUNDACIÓN ORO NEGRO

La Fundación tiene como objetivo principal, planificar, desarrollar, organizar y realizar programas, proyectos sociales (Plan vivienda), educativos, micro asistenciales, deportivos y culturales; dirigidos a los sectores más desposeídos; así como también mejorar la calidad de vida de los trabajadores activos, jubilados y pensionados del Ministerio del Poder Popular para la Energía y Petróleo y sus entes adscritos. Para el ejercicio económico financiero 2014, el Ministerio le transferirá recursos ordinarios por el orden de Bs. 20.857.485.

INSTITUTO NACIONAL DE GEOLOGÍA Y MINERÍA (INGEOMIN)

El Instituto Nacional de Geología y Minería tiene como competencia fundamental la formulación de políticas y ejecución de estrategias, planes y acciones que promuevan el desarrollo de la industria minera en el país. Además de estar a favor de la extracción, transformación y comercialización de las materias primas, lo cual se orienta al manejo racional de los recursos forestales y mineros, a la integración de las cadenas productivas con un alto valor agregado nacional, y sobre todo, a impulsar el crecimiento y desarrollo socioeconómico del país, con criterios de soberanía y de verdadera independencia nacional. Para el ejercicio económico financiero 2014, el Ministerio le transferirá recursos ordinarios por el orden de Bs. 25.769.200.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
122.258	450264000	Política de Soberanía Tecnológica en el Sector Hidrocarburos, Petroquímicos y Conexos	Sistema			1	1.027.045			1.027.045
122.156	450265000	Política de Industrialización de las Corrientes de Refinación con Fines no Energéticos con Potencial de ser Aprovechables del Sistema de Refinación Nacional	Programa			1	1.344.809			1.344.809
122.700	450266000	Fomentar la Participación Ciudadana en el Ejercicio del Control Sobre la Gestión Pública	Taller			28	248.323			248.323
122.561	450267000	Fortalecer el Sistema de Control Interno del MPPPM Mediante el Control Posterior para Coadyuvar en el Logro de los Planes, Objetivos y Metas de la Institución	Informe			76	2.482.686			2.482.686
123.450	450268000	Plan de Bienestar Social para los Trabajadores(as) del Ministerio del Poder Popular de Petróleo y Minería	Evento			180	3.514.148			3.514.148
121.891	450269000	Inspección y Fiscalización de las Actividades Primarias en Materia de Hidrocarburos y Otras Conexas a través de las Direcciones Regionales	Acta			21.756	61.148.791			61.148.791
122.988	450270000	Sistema de Automatización de Información de Proyectos	Sistema			1	33.040			33.040
122.953	450271000	Sistema de Automatización del Balance Nacional de Energía. Fase II	Sistema			1	52.640			52.640
122.732	450272000	Orientación y Seguimiento a la Gestión en la Actividad de Extracción de Minerales a Nivel Nacional	Informe			46	1.951.618			1.951.618
123.149	450273000	Implementar un Sistema de Información Geo-energética que Permita el Análisis de la Distribución, Usos y Disposición de los Recursos Energéticos de la Nación, Enmarcado Dentro de las Políticas Estructurales Diseñadas por el Estado para el Desarrollo del País	Sistema			1	48.160			48.160
121.634	450274000	Determinar Precios y Valor de los Hidrocarburos 2014, así como Recopilar y Sistematizar Estadísticas del Sector Hidrocarburos que Generen entre Otros, la Base de Datos Estadísticos para Editar el Anuario Estadístico PODE 2013	Documento			617	1.999.757			1.999.757

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
122.615	450275000	Actualización del Sistema de Información Geográfica con los Datos de los Consumidores de Corrientes de Refinación	Mapa			1	202.102			202.102
123.167	450276000	Fortalecimiento de las Actividades de Fiscalización, Seguimiento y Control de la Minería y sus Conexas a Nivel Nacional	Informe			5	11.891.057			11.891.057
122.720	450277000	Fortalecimiento y Organización de los Procesos Internos en la Administración de Derechos Mineros	Informe			12	1.497.564			1.497.564
122.761	450278000	Actualización del Sistema de Información Geográfica con los Datos de los Consumidores de las Corrientes de los Líquidos del Gas Natural	Mapa			1	138.143			138.143
123.062	450279000	Análisis de una Metodología para la Elaboración del Planeamiento Energético a Largo Plazo de Venezuela	Análisis			1	1.104.811			1.104.811
122.704	450280000	Automatización de los Informes Mensuales de las Plantas de Fraccionamiento de Gas que Conforman el Sistema Nacional	Módulo			1	141.668			141.668
122.591	450281000	Automatización de los Procesos de Determinación, Cálculo, Liquidación y Notificación de los Ingresos Fiscales Petroleros	Informe			4	774.653			774.653
122.505	450282000	Análisis del Comportamiento y Determinación de los Componentes de los Precios, Fórmula de los Petróleos Crudos de Referencia para el Cálculo de las Regalías y su Comparación con la Valorización de los Hidrocarburos Exportados por la Nación	Informe			4	640.728			640.728
122.637	450283000	Racionalización de los Productos Derivados de Hidrocarburos, a través del Reordenamiento del Mercado Interno Promoviendo el Uso del Gas Natural Vehicular (GNV) y Gas Licuado de Petróleo (GLP). Fase II	Gerencia Estatal			2	2.244.192			2.244.192
122.529	450284000	Plan Integral para Gestionar Acciones de Fiscalización que Permitan la Racionalización de los Recursos Económicos Asignados a las Estaciones de Servicios, a través del Reordenamiento del Mercado Interno de los Productos Derivados de Hidrocarburos. Fase II	Gerencia Estatal			30	1.659.982			1.659.982

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
123.198	450285000	Creación del Registro Nacional de Empresas Petroquímicas. Fase II	Sistema			1	261.820			261.820
122.590	450286000	Automatización de los Informes Mensuales de las Refinerías que Conforman el Sistema de Refinación Nacional	Módulo			1	141.379			141.379
123.002	450287000	Sistema de Regalías y Precios de Exportación	Instalación			1	4.236.008			4.236.008
122.420	450288000	Diseñar el Plan de Validación del Marco Regulatorio para el Desarrollo Sustentable y de los Indicadores de Sustentabilidad, a través de su Implementación en el Sector Petroquímico Nacional	Plan			2	122.157			122.157
122.665	450289000	Apoyo Técnico y Administrativo a las Actividades Especificas de los Proyectos a ser Ejecutados por el Ministerio del Poder Popular de Petróleo y Minería	Asesoría			35.349	200.810.054			200.810.054
	459999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			57.025.464	57.025.464			57.025.464
						TOTAL	356.742.799			356.742.799

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
450001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	43.670.499			43.670.499
450002000	Gestión administrativa	23.047.331			23.047.331
450003000	Previsión y protección social	76.539.371			76.539.371
	TOTAL	143.257.201			143.257.201

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.109**	**1.325**	**507**	**2.941**	**40.258.436**	**27.204.828**	**67.463.264**
Altos Funcionarios y de Elección Popular		1		1	13.084		13.084
Alto Nivel y de Dirección	2	5	41	48	628.032		628.032
Profesional y Técnico	713	600	269	1.582	21.929.836	16.457.082	38.386.918
Personal Administrativo	217	198	187	602	7.369.840	3.785.809	11.155.649
Obrero	177	521	10	708	10.317.644	6.961.937	17.279.581
Personal Fijo a Tiempo Parcial	**9**	**3**	**1**	**13**	**106.516**	**97.615**	**204.131**
Personal Médico	9	3	1	13	106.516	97.615	204.131
TOTAL	**1.118**	**1.328**	**508**	**2.954**	**40.364.952**	**27.302.443**	**67.667.395**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**300**	**62**	**362**	**20.081.164**
Obreros	17	10	27	3.614.610
Empleados	283	52	335	16.466.554
Jubilados	**407**	**574**	**981**	**56.458.207**
Médicos	4	2	6	564.584
Obreros	59	131	190	10.727.058
Empleados	344	441	785	45.166.565
TOTAL	**707**	**636**	**1.343**	**76.539.371**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	308.349.462			308.349.462
4.02	Materiales, suministros y mercancías	11.572.686			11.572.686
4.03	Servicios no personales	22.728.133			22.728.133
4.04	Activos reales	2.373.225			2.373.225
4.07	Transferencias y donaciones	154.092.668			154.092.668
4.11	Disminución de pasivos	883.826			883.826
	TOTAL	500.000.000			500.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	77.553.297			77.553.297
4.07.01.00.00	Transferencias y donaciones corrientes internas	77.553.297			77.553.297
4.07.01.03.00	Transferencias corrientes internas al sector público	77.553.297			77.553.297
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	77.553.297			77.553.297
	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	25.769.200			25.769.200
	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	13.507.941			13.507.941
	- A0361 Fundación Oro Negro	20.857.485			20.857.485
	- A0428 Fundación Misión Piar	388.591			388.591
	- A0900 Ente Nacional del Gas (ENAGAS)	17.030.080			17.030.080

PROYECTO: COD. N.E: 122258 COD. PPTO: 450264000 Política de Soberanía Tecnológica en el Sector Hidrocarburos, Petroquímicos y Conexos

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.027.045

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera

OBJETIVOS ESPECÍFICOS: Desarrollar un sistema de apropiación social del conocimiento con el fin de contribuir a la soberanía tecnológica del sector hidrocarburos, petroquímico y conexos, en el marco del modelo productivo socialista

RESULTADO: Un sistema de apropiación social del conocimiento con el fin de contribuir a la soberanía tecnológica del sector hidrocarburos, petroquímico y conexos en el marco del modelo productivo socialista

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	913.244					913.244
4.02	Materiales, suministros y mercancías	40.500					40.500
4.03	Servicios no personales	53.301					53.301
4.04	Activos reales	20.000					20.000
	TOTAL	**1.027.045**					**1.027.045**

PROYECTO:	COD. N.E: 122156 COD. PPTO: 450265000 Política de Industrialización de las Corrientes de Refinación con Fines no Energéticos con Potencial de ser Aprovechables del Sistema de Refinación Nacional
UNIDAD DE MEDIDA:	Programa
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	1.344.809
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Contribuir con la diversificación socio-productiva permitiendo afianzar el crecimiento económico y social del país
OBJETIVOS ESPECÍFICOS:	Desarrollar una política de industrialización de las corrientes de refinación con fines no energéticos con potencial de ser aprovechables del sistema de refinación nacional
RESULTADO:	Programa que contiene proyectos de industrialización de corrientes de refinación en el territorio nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.214.414					1.214.414
4.02	Materiales, suministros y mercancías	45.000					45.000
4.03	Servicios no personales	60.395					60.395
4.04	Activos reales	25.000					25.000
	TOTAL	**1.344.809**					**1.344.809**

PROYECTO:	COD. N.E: 122700 COD. PPTO: 450266000 Fomentar la Participación Ciudadana en el Ejercicio del Control Sobre la Gestión Pública
UNIDAD DE MEDIDA:	Taller
CANTIDAD:	Fem.(0) Mas.(0) Total(28)
ASIGNACIÓN PRESUPUESTARIA:	248.323
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fomentar el ejercicio del derecho de los ciudadanos, ciudadanas y/o comunidades organizadas a participar en el control sobre la gestión pública a través de los órganos de control fiscal, de conformidad con lo establecido en las normas para fomentar la participación ciudadana, emitida por la Contraloría General de la República
OBJETIVOS ESPECÍFICOS:	Dotar a las comunidades de herramientas efectivas que les permitan desarrollar con eficiencia la participación ciudadana y la contraloría social
RESULTADO:	Talleres/Eventos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	194.381					194.381
4.02	Materiales, suministros y mercancías	22.000					22.000
4.03	Servicios no personales	16.942					16.942
4.04	Activos reales	15.000					15.000
	TOTAL	**248.323**					**248.323**

PROYECTO: COD. N.E: 122561 COD. PPTO: 450267000 Fortalecer el Sistema de Control Interno del MPPPM Mediante el Control Posterior para Coadyuvar en el Logro de los Planes, Objetivos y Metas de la Institución

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(76)

ASIGNACIÓN PRESUPUESTARIA: 2.482.686

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Afianzar el sistema de control interno del Ministerio del Poder Popular de Petróleo y Minería y mejorar la gestión pública para coadyuvar al logro de sus objetivos y metas institucionales

OBJETIVOS ESPECÍFICOS: Determinar las debilidades en el sistema de control interno del Ministerio del Poder Popular de Petróleo y Minería, a los fines de reforzar y mejorar la gestión pública y coadyuvar al logro de los objetivos y metas propuestas

RESULTADO: Informes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.416.666					2.416.666
4.02	Materiales, suministros y mercancías	31.000					31.000
4.03	Servicios no personales	35.020					35.020
	TOTAL	**2.482.686**					**2.482.686**

PROYECTO:	COD. N.E: 123450 COD. PPTO: 450268000 Plan de Bienestar Social para los Trabajadores(as) del Ministerio del Poder Popular de Petróleo y Minería
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	Fem.(0) Mas.(0) Total(180)
ASIGNACIÓN PRESUPUESTARIA:	3.514.148
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Desarrollar un modelo de formación socio-política que consolide un nuevo funcionario y trabajador público, comprometido con los valores y preceptos socialistas
OBJETIVOS ESPECÍFICOS:	Mejorar el nivel de satisfacción de calidad de vida de los trabajadores, trabajadoras jubilados y comunidades logrando el vivir bien, a través del goce de sus derechos económicos sociales, políticos y culturales
RESULTADO:	Mejorar el nivel de satisfacción de calidad de vida de los trabajadores, trabajadoras, jubilados y pensionados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.306.832					3.306.832
4.02	Materiales, suministros y mercancías	141.500					141.500
4.03	Servicios no personales	65.816					65.816
	TOTAL	**3.514.148**					**3.514.148**

PROYECTO: COD. N.E: 121891 COD. PPTO: 450269000 Inspección y Fiscalización de las Actividades Primarias en Materia de Hidrocarburos y Otras Conexas a través de las Direcciones Regionales

UNIDAD DE MEDIDA: Acta

CANTIDAD: Fem.(0) Mas.(0) Total(21.756)

ASIGNACIÓN PRESUPUESTARIA: 61.148.791

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Acelerar la siembra del petróleo, profundizando la internalización de los hidrocarburos para fortalecer la diversificación productiva y la inclusión social

OBJETIVOS ESPECÍFICOS: Potenciar e incrementar la capacidad de producción de hidrocarburos en aras de ejercer la conformación de la nueva estructura social, a su vez ejercer acción fiscalizadora de hidrocarburos de acuerdo al plan Venezuela Potencia Energética Mundial

RESULTADO: Calidad en las diferentes inspecciones y lograr la optimización de la infraestructura que la compone

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	57.395.932					57.395.932
4.02	Materiales, suministros y mercancías	2.335.286					2.335.286
4.03	Servicios no personales	1.137.573					1.137.573
4.04	Activos reales	280.000					280.000
	TOTAL	**61.148.791**					**61.148.791**

PROYECTO:	COD. N.E: 122988 COD. PPTO: 450270000 Sistema de Automatización de Información de Proyectos
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	33.040
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera
OBJETIVOS ESPECÍFICOS:	Implementación de un sistema automatizado de información de proyectos
RESULTADO:	Sistema automatizado de información de proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	19.000					19.000
4.03	Servicios no personales	10.040					10.040
4.04	Activos reales	4.000					4.000
	TOTAL	**33.040**					**33.040**

PROYECTO:	COD. N.E: 122953 COD. PPTO: 450271000 Sistema de Automatización del Balance Nacional de Energía. Fase II
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	52.640
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera
OBJETIVOS ESPECÍFICOS:	Mejorar la implementación del sistema automatizado del balance nacional de energía para el Ministerio del Poder Popular de Petróleo y Minería
RESULTADO:	Mejorar la operatividad del sistema automatizado para la realización del balance nacional de energía

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	17.000					17.000
4.03	Servicios no personales	5.640					5.640
4.04	Activos reales	30.000					30.000
	TOTAL	**52.640**					**52.640**

PROYECTO:	COD. N.E: 122732 COD. PPTO: 450272000 Orientación y Seguimiento a la Gestión en la Actividad de Extracción de Minerales a Nivel Nacional
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	Fem.(0) Mas.(0) Total(46)
ASIGNACIÓN PRESUPUESTARIA:	1.951.618
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Establecer y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados
OBJETIVOS ESPECÍFICOS:	Contribuir al desarrollo sostenible y sustentable del sector minero, para desarrollar el poderío económico y consolidar a Venezuela como Potencia Energética Mundial y generar información oportuna y estratégica para la toma de decisiones
RESULTADO:	Informes con análisis y recomendaciones para el sector minero

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.334.240					1.334.240
4.02	Materiales, suministros y mercancías	59.000					59.000
4.03	Servicios no personales	522.908					522.908
4.04	Activos reales	35.470					35.470
	TOTAL	**1.951.618**					**1.951.618**

PROYECTO:	COD. N.E: 123149 COD. PPTO: 450273000 Implementar un Sistema de Información Geo-energética que Permita el Análisis de la Distribución, Usos y Disposición de los Recursos Energéticos de la Nación, Enmarcado Dentro de las Políticas Estructurales Diseñadas por el Estado para el Desarrollo del País
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	48.160
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera
OBJETIVOS ESPECÍFICOS:	Desarrollar una actividad científica, tecnológica y de innovación asociada directamente a la estructura productiva nacional, que permita la construcción de las condiciones necesarias para la consecución de la soberanía económica e independencia tecnológica, como requisito indispensable para la satisfacción efectiva de las necesidades sociales. Este lineamiento debe desarrollarse a través de la formulación y ejecución de proyectos transdisciplinarios estructurantes, la generación de un conocimiento científico, tecnológico e innovador que responda directamente a problemas concretos del sector productivo nacional, fomentando el desarrollo de procesos de escalamiento industrial orientados al aprovechamiento de las potencialidades, con efectiva transferencia tecnológica. Se creará una red nacional de parques tecnológicos para el desarrollo y aplicación de la ciencia, la tecnología y la innovación en esos espacios temáticos y en los parques industriales en general
RESULTADO:	Implementación de un sistema de información geo-energética

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	26.500					26.500
4.03	Servicios no personales	11.660					11.660
4.04	Activos reales	10.000					10.000
	TOTAL	**48.160**					**48.160**

PROYECTO: COD. N.E: 121634 COD. PPTO: 450274000 Determinar Precios y Valor de los Hidrocarburos 2014, así como Recopilar y Sistematizar Estadísticas del Sector Hidrocarburos que Generen entre Otros, la Base de Datos Estadísticos para Editar el Anuario Estadístico PODE 2013

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(617)

ASIGNACIÓN PRESUPUESTARIA: 1.999.757

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados

OBJETIVOS ESPECÍFICOS: Generar datos estadísticos de la situación nacional energética en el sistema (SICSEPIE) como insumo para editar el anuario estadístico PODE 2013, realizar análisis del mercado petrolero y precios internacionales y la economía industrial de los hidrocarburos

RESULTADO: Generar oportunamente la totalidad de la información estadística del sector energético

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.686.072					1.686.072
4.02	Materiales, suministros y mercancías	58.000					58.000
4.03	Servicios no personales	255.685					255.685
	TOTAL	**1.999.757**					**1.999.757**

PROYECTO: COD. N.E: 122615 COD. PPTO: 450275000 Actualización del Sistema de Información Geográfica con los Datos de los Consumidores de Corrientes de Refinación

UNIDAD DE MEDIDA: Mapa

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 202.102

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera

OBJETIVOS ESPECÍFICOS: Incorporar al sistema de información geográfica el 100% de los consumidores de corrientes de refinación

RESULTADO: Mapa con las capas geo-referenciadas de las plantas que consumen corrientes de las refinerías

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	191.756					191.756
4.02	Materiales, suministros y mercancías	9.000					9.000
4.03	Servicios no personales	1.346					1.346
	TOTAL	**202.102**					**202.102**

PROYECTO: COD. N.E: 123167 COD. PPTO: 450276000 Fortalecimiento de las Actividades de Fiscalización, Seguimiento y Control de la Minería y sus Conexas a Nivel Nacional

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(5)

ASIGNACIÓN PRESUPUESTARIA: 11.891.057

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados

OBJETIVOS ESPECÍFICOS: Asegurar que no existan incumplimientos de las disposiciones de la legislación minera, para evitar que existan desviaciones en los niveles de recaudación fiscal asociados a las actividades primarias y otras conexas a través de las inspectorías técnicas regionales mineras

RESULTADO: Fiscalización y control de la minería y sus actividades conexas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.849.018					7.849.018
4.02	Materiales, suministros y mercancías	3.177.323					3.177.323
4.03	Servicios no personales	673.461					673.461
4.04	Activos reales	191.255					191.255
	TOTAL	**11.891.057**					**11.891.057**

PROYECTO:	COD. N.E: 122720 COD. PPTO: 450277000 Fortalecimiento y Organización de los Procesos Internos en la Administración de Derechos Mineros
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	Fem.(0) Mas.(0) Total(12)
ASIGNACIÓN PRESUPUESTARIA:	1.497.564
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Establecer y ejecutar la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados
OBJETIVOS ESPECÍFICOS:	Optimizar los procesos de tramitación, seguimiento y control a todas las solicitudes de derecho minero; conformación de empresas mixtas, asignación de áreas a través de la organización, actualización y ubicación de la información minera, la actualización del catastro minero nacional y brindar la asistencia técnica a proyectos mineros, en el marco de la legislación de minas vigente
RESULTADO:	Respuestas oportunas en la gestión, administración, control y seguimiento de la actividad minera

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.375.664					1.375.664
4.02	Materiales, suministros y mercancías	47.000					47.000
4.03	Servicios no personales	54.900					54.900
4.04	Activos reales	20.000					20.000
	TOTAL	**1.497.564**					**1.497.564**

PROYECTO: COD. N.E: 122761 COD. PPTO: 450278000 Actualización del Sistema de Información Geográfica con los Datos de los Consumidores de las Corrientes de los Líquidos del Gas Natural

UNIDAD DE MEDIDA: Mapa

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 138.143

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera

OBJETIVOS ESPECÍFICOS: Incorporar al sistema de información geográfica el 100% de los consumidores de líquidos del gas natural

RESULTADO: Mapa con las plantas que consumen líquidos del gas natural

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	130.685					130.685
4.02	Materiales, suministros y mercancías	6.500					6.500
4.03	Servicios no personales	958					958
	TOTAL	**138.143**					**138.143**

PROYECTO:	COD. N.E: 123062 COD. PPTO: 450279000 Análisis de una Metodología para la Elaboración del Planeamiento Energético a Largo Plazo de Venezuela
UNIDAD DE MEDIDA:	Análisis
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	1.104.811
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera
OBJETIVOS ESPECÍFICOS:	Usar de forma avanzada una metodología para la elaboración del planeamiento energético a largo plazo de Venezuela
RESULTADO:	Análisis de una metodología para el planeamiento energético a largo plazo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.061.716					1.061.716
4.02	Materiales, suministros y mercancías	25.613					25.613
4.03	Servicios no personales	12.482					12.482
4.04	Activos reales	5.000					5.000
	TOTAL	**1.104.811**					**1.104.811**

PROYECTO:	COD. N.E: 122704 COD. PPTO: 450280000 Automatización de los Informes Mensuales de las Plantas de Fraccionamiento de Gas que Conforman el Sistema Nacional
UNIDAD DE MEDIDA:	Módulo
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	141.668
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera
OBJETIVOS ESPECÍFICOS:	Automatización del 100% de los informes mensuales de las plantas de fraccionamiento
RESULTADO:	Módulo de automatización de informes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	131.410					131.410
4.02	Materiales, suministros y mercancías	9.000					9.000
4.03	Servicios no personales	1.258					1.258
	TOTAL	**141.668**					**141.668**

PROYECTO:	COD. N.E: 122591 COD. PPTO: 450281000 Automatización de los Procesos de Determinación, Cálculo, Liquidación y Notificación de los Ingresos Fiscales Petroleros
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	Fem.(0) Mas.(0) Total(4)
ASIGNACIÓN PRESUPUESTARIA:	774.653
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados
OBJETIVOS ESPECÍFICOS:	Evaluar las herramientas tecnológicas adecuadas a los requerimientos de los procesos de determinación, cálculo, liquidación y notificación de los ingresos fiscales del sector hidrocarburos
RESULTADO:	Informe trimestral de los avances del desarrollo de la herramienta tecnológica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	708.180					708.180
4.02	Materiales, suministros y mercancías	23.480					23.480
4.03	Servicios no personales	32.993					32.993
4.04	Activos reales	10.000					10.000
	TOTAL	**774.653**					**774.653**

PROYECTO: COD. N.E: 122505 COD. PPTO: 450282000 Análisis del Comportamiento y Determinación de los Componentes de los Precios, Fórmula de los Petróleos Crudos de Referencia para el Cálculo de las Regalías y su Comparación con la Valorización de los Hidrocarburos Exportados por la Nación

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 640.728

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar y ejercer la soberanía nacional sobre las materias primas, fuentes energéticas y recursos asociados

OBJETIVOS ESPECÍFICOS: Participar en la determinación del valor mercantil internacional de los hidrocarburos y fijar los precios de liquidación de regalías, impuestos y equivalentes y realizar su comparación con los precios de exportación

RESULTADO: Informe trimestral de los avances del análisis del mercado petrolero internacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	564.308					564.308
4.02	Materiales, suministros y mercancías	32.500					32.500
4.03	Servicios no personales	33.920					33.920
4.04	Activos reales	10.000					10.000
	TOTAL	**640.728**					**640.728**

PROYECTO:	COD. N.E: 122637 COD. PPTO: 450283000 Racionalización de los Productos Derivados de Hidrocarburos, a través del Reordenamiento del Mercado Interno Promoviendo el Uso del Gas Natural Vehicular (GNV) y Gas Licuado de Petróleo (GLP). Fase II
UNIDAD DE MEDIDA:	Gerencia Estatal
CANTIDAD:	Fem.(0) Mas.(0) Total(2)
ASIGNACIÓN PRESUPUESTARIA:	2.244.192
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Formular políticas en el área de hidrocarburos orientadas a promover el uso racional de los mismos garantizando el desarrollo económico social y endógeno sostenible y sustentable de la República Bolivariana de Venezuela
OBJETIVOS ESPECÍFICOS:	Asegurar la soberanía de los hidrocarburos en el territorio nacional
RESULTADO:	Combustibles líquidos comercializados en el mercado interno de manera óptima, segura, eficiente en función del uso del GNV y el GLP

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.121.229					2.121.229
4.02	Materiales, suministros y mercancías	37.000					37.000
4.03	Servicios no personales	75.963					75.963
4.04	Activos reales	10.000					10.000
	TOTAL	**2.244.192**					**2.244.192**

PROYECTO: COD. N.E: 122529 COD. PPTO: 450284000 Plan Integral para Gestionar Acciones de Fiscalización que Permitan la Racionalización de los Recursos Económicos Asignados a las Estaciones de Servicios, a través del Reordenamiento del Mercado Interno de los Productos Derivados de Hidrocarburos. Fase II

UNIDAD DE MEDIDA: Gerencia Estatal

CANTIDAD: Fem.(0) Mas.(0) Total(30)

ASIGNACIÓN PRESUPUESTARIA: 1.659.982

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formular políticas en el área de los hidrocarburos orientados a promover el uso racional de los mismos garantizando el desarrollo social endógeno sostenible y sustentable de la República Bolivariana de Venezuela

OBJETIVOS ESPECÍFICOS: Consolidar el control efectivo de las actividades claves de la cadena valor petróleo, gas

RESULTADO: 1798 Estaciones de servicios de gasolinas totalmente activas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.537.742					1.537.742
4.02	Materiales, suministros y mercancías	87.566					87.566
4.03	Servicios no personales	34.674					34.674
	TOTAL	**1.659.982**					**1.659.982**

PROYECTO: COD. N.E: 123198 COD. PPTO: 450285000 Creación del Registro Nacional de Empresas Petroquímicas. Fase II

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 261.820

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir a la formulación de planes y políticas que estimulen la producción nacional de fertilizantes, olefinas y plásticos y productos industriales, y que promuevan y regulen el desarrollo del sector transformador nacional, dentro del marco del desarrollo endógeno.

OBJETIVOS ESPECÍFICOS: Implementar el Registro Nacional de Empresas Petroquímicas, sustentado en una plataforma tecnológica que proporcione información completa y veraz de la actividad petroquímica nacional

RESULTADO: Sistema de Gestión para el Registro Nacional de Empresas Petroquímicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	211.065					211.065
4.02	Materiales, suministros y mercancías	24.000					24.000
4.03	Servicios no personales	16.755					16.755
4.04	Activos reales	10.000					10.000
	TOTAL	**261.820**					**261.820**

PROYECTO:	COD. N.E: 122590 COD. PPTO: 450286000 Automatización de los Informes Mensuales de las Refinerías que Conforman el Sistema de Refinación Nacional
UNIDAD DE MEDIDA:	Módulo
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	141.379
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover el máximo grado de independencia tecnológica en los procesos medulares de la industria petroquímica, petrolera, gasífera, energética y minera
OBJETIVOS ESPECÍFICOS:	Incorporar en el sistema de refinación un módulo que permita automatizar los informes mensuales de las refinerías que conforman el sistema nacional de refinación
RESULTADO:	Módulo de automatización de informes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	131.121					131.121
4.02	Materiales, suministros y mercancías	9.000					9.000
4.03	Servicios no personales	1.258					1.258
	TOTAL	**141.379**					**141.379**

PROYECTO:	COD. N.E: 123002 COD. PPTO: 450287000 Sistema de Regalías y Precios de Exportación
UNIDAD DE MEDIDA:	Instalación
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	4.236.008
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Asegurar y ejercer la soberanía nacional sobre materias primas, fuentes energéticas y recursos asociados
OBJETIVOS ESPECÍFICOS:	Desarrollar un sistema de regalías y precios de exportación que permita automatizar el proceso para determinar las regalías de hidrocarburos gaseosos, regalías de hidrocarburos líquidos e impuestos, que tiene derecho el Estado venezolano por la explotación del subsuelo
RESULTADO:	Sistema de Regalías y Precios de Exportación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.626.314					3.626.314
4.02	Materiales, suministros y mercancias	267.000					267.000
4.03	Servicios no personales	124.694					124.694
4.04	Activos reales	218.000					218.000
	TOTAL	**4.236.008**					**4.236.008**

PROYECTO: COD. N.E: 122420 COD. PPTO: 450288000 Diseñar el Plan de Validación del Marco Regulatorio para el Desarrollo Sustentable y de los Indicadores de Sustentabilidad, a través de su Implementación en el Sector Petroquímico Nacional

UNIDAD DE MEDIDA: Plan

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 122.157

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir con el equilibrio entre la explotación de los recursos naturales y el medio ambiente con el fin de preservar la vida a las generaciones futuras

OBJETIVOS ESPECÍFICOS: Desarrollar los lineamientos para la validación del marco regulatorio y de los indicadores de sustentabilidad a través de su implementación en el sector petroquímico nacional, para mitigar o eliminar impactos ambientales, sociales y económicos de efecto negativo a futuras generaciones

RESULTADO: Plan para la implementación del mecanismo del marco regulatorio y los indicadores de sustentabilidad en el sector petroquímico nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	104.059					104.059
4.02	Materiales, suministros y mercancías	6.000					6.000
4.03	Servicios no personales	12.098					12.098
	TOTAL	**122.157**					**122.157**

PROYECTO: COD. N.E: 122665 COD. PPTO: 450289000 Apoyo Técnico y Administrativo a las Actividades Específicas de los Proyectos a ser Ejecutados por el Ministerio del Poder Popular de Petróleo y Minería

UNIDAD DE MEDIDA: Asesoría

CANTIDAD: Fem.(0) Mas.(0) Total(35.349)

ASIGNACIÓN PRESUPUESTARIA: 200.810.054

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir con la diversificación socio-productiva permitiendo afianzar el crecimiento económico y social del país

OBJETIVOS ESPECÍFICOS: Fortalecer la planificación centralizada y el sistema presupuestario para el desarrollo y direccionamiento de las cadenas estratégicas de la Nación

RESULTADO: Realizar la ejecución financiera de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	176.837.486					176.837.486
4.02	Materiales, suministros y mercancías	4.260.868					4.260.868
4.03	Servicios no personales	17.628.874					17.628.874
4.04	Activos reales	1.199.000					1.199.000
4.11	Disminución de pasivos	883.826					883.826
	TOTAL	**200.810.054**					**200.810.054**

PROYECTO:	COD. PPTO: 459999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(57.025.464)
ASIGNACIÓN PRESUPUESTARIA:	57.025.464
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar "la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo
OBJETIVOS ESPECÍFICOS:	Propiciar un nuevo modelo de gestión del Instituto Nacional de Geología y Minería, Fundación Oro Negro, Ente Nacional del Gas y la Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"
RESULTADO:	57.025.464

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	57.025.464					57.025.464
	TOTAL	**57.025.464**					**57.025.464**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	57.025.464					57.025.464
4.07.01.00.00	Transferencias y donaciones corrientes internas	57.025.464					57.025.464
4.07.01.03.00	Transferencias corrientes internas al sector público	57.025.464					57.025.464
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	57.025.464					57.025.464
	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	18.038.440					18.038.440
	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	13.507.941					13.507.941
	- A0361 Fundación Oro Negro	14.600.239					14.600.239
	- A0900 Ente Nacional del Gas (ENAGAS)	10.878.844					10.878.844

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	43.305.928					43.305.928
4.03	Servicios no personales	364.571					364.571
	TOTAL	**43.670.499**					**43.670.499**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	756.050					756.050
4.03	Servicios no personales	1.482.948					1.482.948
4.04	Activos reales	280.500					280.500
4.07	Transferencias y donaciones	20.527.833					20.527.833
	TOTAL	**23.047.331**					**23.047.331**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	20.527.833					20.527.833
4.07.01.00.00	Transferencias y donaciones corrientes internas	20.527.833					20.527.833
4.07.01.03.00	Transferencias corrientes internas al sector público	20.527.833					20.527.833
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	20.527.833					20.527.833
	-A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	7.730.760					7.730.760
	-A0361 Fundación Oro Negro	6.257.246					6.257.246
	-A0428 Fundación Misión Piar	388.591					388.591
	-A0900 Ente Nacional del Gas (ENAGAS)	6.151.236					6.151.236

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	76.539.371					76.539.371
	TOTAL	**76.539.371**					**76.539.371**

46

Ministerio del Poder Popular para la Cultura

MINISTERIO DEL PODER POPULAR PARA LA CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para la Cultura fue creado, mediante el Decreto Nº 5.103, a través del cual se dicta la Reforma Parcial del Decreto sobre Organización y Funcionamiento de la Administración Pública Central, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela extraordinaria Nº 5.836 del 08 de enero del 2007.

De acuerdo con el Artículo 27 del referido Decreto, son competencias del Ministerio del Poder Popular para la Cultura, las siguientes:

- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de cultura, lo cual comprende, la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sector cultural en todas sus modalidades.
- Definir los objetivos, contenidos, alcance y estrategias de las políticas en materia cultural del Ejecutivo Nacional, en función de incrementar y mejorar el índice de Desarrollo Humano.
- Colaborar con las actividades de generación y desarrollo científico vinculadas con las manifestaciones de la cultura, en coordinación con el Ministerio del Poder Popular para la Ciencia y Tecnología.
- Asegurar el acceso a la cultura por parte de toda la población y contribuir a fomentar el diálogo intercultural, y el pluralismo, estableciendo formas de integración en el desarrollo cultural que propicien la participación de los ciudadanos y organizaciones culturales.
- Establecer en coordinación con los organismos competentes, los incentivos y estímulos para las personas, instituciones y comunidades que promuevan, apoyen, desarrollen o financien planes, programas y actividades culturales en el país, así como la cultura venezolana en el exterior.
- Lo relativo a proponer regímenes fiscales especiales para el desarrollo de determinados sectores, zonas, programas y empresas culturales; así como otorgamiento de incentivos fiscales, fomento y apoyo de programas y fondos especiales de financiamiento para la cultura.
- Garantizar la preservación, enriquecimiento, conservación y restauración del patrimonio cultural tangible e intangible y la memoria histórica de la Nación.
- Coordinar todos los componentes públicos y privados del Sistema Nacional de la Cultura, en los ámbitos nacional, regional, estadal y local.
- Promover la cultura como materia de interés público nacional, estadal y municipal, a través de mecanismos que faciliten la desconcentración regional y local de las entidades culturales nacionales, la descentralización y la transferencia de los servicios culturales regionales y locales a los grupos y comunidades de la sociedad civil.
- Las demás que le atribuyan las leyes y otros actos normativos.

El Ministerio del Poder Popular para la Cultura, atendiendo a sus atribuciones legales define su Misión, Visión, Políticas, Objetivos y Estrategias en los siguientes términos:

Misión

El Ministerio del Poder Popular para la Cultura, es el órgano del Ejecutivo Nacional responsable de generar y proyectar los lineamientos y las políticas culturales del Estado que coadyuven al desarrollo humano de manera integral, a la preservación y conocimiento del Patrimonio cultural tangible e intangible de la nación y el fomento y potenciación de las expresiones culturales del país, como elementos sustantivos y determinantes para el resguardo de la memoria, el Patrimonio Cultural y la profundización del sentido de identidad nacional, como expresiones del ideario de una vida digna e íntegra.

Visión

Ser un Ministerio modelo para el proceso de transformación de la administración pública en materia cultural, coadyuvando en el cumplimiento de los deberes del Estado venezolano en materia de preservación, enriquecimiento y restauración del patrimonio cultural tangible e intangible y la memoria histórica de la nación, con atención especial a las culturas populares constitutivas de la venezolanidad; así como ser garante de la emisión, recepción y circulación de la información cultural, con miras a la plena satisfacción de los derechos culturales de los venezolanos.

Políticas

- Ampliar la definición, consolidación y articulación de las redes institucionales del Ministerio del Poder Popular para la Cultura, con todos los niveles de gobierno: nacional, estadal, municipal y comunal, en el campo de la gestión pública con visión revolucionaria, a fin de garantizar que las políticas culturales lleguen a todo el pueblo.
- Crear las bases y dotar de herramientas a las diversas formas del Poder Popular, para que asuman plenamente su corresponsabilidad en el proceso de gestión cultural pública socialista.
- Continuar brindando a los hacedores y creadores de bienes culturales, el apoyo financiero de manera justa y equilibrada en todo el territorio nacional, a fin de incrementar su formación, moral productiva y promoción de su talento.
- Construir y fomentar la creación de redes sociales y el establecimiento de alianzas con países de América Latina y El Caribe, con la finalidad de impulsar la presencia de Venezuela en el exterior, además de, enfrentar a los poderes hegemónicos en los ámbitos político, económico, mediático y militar.
- Continuar con el proceso de proteger, conservar, restaurar y socializar el patrimonio cultural, tangible e intangible a escala nacional, afianzando nuestra identidad como pueblo.
- Proseguir abriendo los distintos espacios sociales, al movimiento cultural para que contribuyan a elevar cualitativamente el grado de desarrollo cultural del pueblo en su conjunto, promoviendo el diálogo e intercambio de las manifestaciones culturales en un país que se reconoce como multiétnico y pluricultural.
- Promover el potencial económico y sociocultural de las diferentes manifestaciones del arte y la diversidad en la producción de sentido y quehacer cultural, como generadoras de riqueza y calidad de vida, que faciliten el desarrollo cultural integral en todo el ámbito nacional.

Objetivos

- Definir y estructurar mecanismos que ayuden a conformar el patrimonio de producción cultural tangible o no tangible, endógena y nacional como instrumento de carácter estratégico y como una fuente sustentable de recursos financieros y tecnológicos.
- Coordinar con componentes de la institucionalidad cultural la generación de espacios de participación sociocultural de las poblaciones indígenas, afrodescendientes, las comunidades organizadas y en general a todos los ciudadanos en los procesos de integración cultural del país.

- Promover acciones dirigidas al fortalecimiento de la participación y la presencia sociocultural venezolana en el exterior, mediante el posicionamiento de nuestros valores de diversidad e identidad cultural, como elemento de afianzamiento de la amistad, la cooperación y el intercambio con el resto de las culturas del mundo.
- Impulsar la valoración, la proyección y la consolidación del sentido de pertenencia, identidad y de preservación del patrimonio cultural de la nación.
- Definir y coordinar con los componentes de la institucionalidad cultural, mecanismos que coadyuven a la generación de redes vinculantes en el ámbito cultural en todo el país como mecanismos de apoyo para la acción y la participación colectiva.
- Promover y diseñar iniciativas para la amplia integración y concurso del ámbito cultural en espacios interinstitucionales.
- Generar mecanismos que permitan la creación de espacios para la realización y el disfrute de la cultura como un bien irrenunciable del ciudadano.
- Promover e impulsar acciones que estimulen la participación del sector privado en el hecho cultural desde una perspectiva holística.
- Promover acciones tendientes a la preparación e incentivo del potencial creador humano con miras a la consolidación del proceso de cambio sociocultural venezolano.
- Coordinar con los componentes de la institucionalidad cultural la generación de disposiciones legislativas, financieras y ejecutivas tendientes a consolidar la condición profesional del creador, el trabajador y el hacedor cultural.
- Generar iniciativas que impulsen y proyecten el potencial económico y sociocultural de la artesanía y el patrimonio cultural tangible de la nación.
- Coordinar con los componentes de la institucionalidad cultural el diseño de mecanismos tendientes a impulsar el proceso de descentralización y desconcentración de la acción cultural.

Estrategias

- Dotar al Estado venezolano, a las comunidades, comunas y ciudades de los instrumentos institucionales, organizativos, de infraestructura, de equipamiento, logísticos, financieros y jurídicos necesarios para la planificación y la ejecución detallada de las grandes políticas culturales.
- Crear las bases para que las diversas formas del Poder Popular asuman el protagonismo, no solo de la Cultura, sino también de la Gestión Cultural Pública Socialista.
- Garantizar la existencia activa y permanente de un alto nivel de producción y disfrute, en términos cuantitativos y cualitativos de las principales manifestaciones culturales en todo el país.
- Aumentar el conocimiento y la valoración masiva de las manifestaciones culturales propias en términos específicos y de las manifestaciones culturales más importantes de la humanidad, en términos generales.
- Democratizar radicalmente la socialización de los conocimientos, permanentemente actualizados, contribuyendo a la emancipación, el aumento del nivel de conciencia de nuestro pueblo y la afirmación de los valores socialistas.
- Contribuir con nuestros valores y nuestra producción cultural a la construcción de un mundo de paz y de justicia social.
- Desarrollar los niveles de excelencia, ampliando, extendiendo y resaltando la creación y la huella cultural de las comunidades tradicionalmente excluidas, para que la acción cultural, promovida por el Estado, esté al servicio de toda la población.

Acciones y Metas 2014

El Ministerio del Poder Popular para la Cultura, como órgano rector de la política cultural del país, en aras de atender la demanda de bienes y servicios culturales que requiere la población, se enmarca dentro de los lineamientos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, previsto por el Ejecutivo Nacional, así como del Plan Operativo Anual Nacional (POAN) y del Plan Operativo Anual de los Órganos y Entes del Poder Público (POAOEPP).

Para ello ejecutará diferentes acciones y metas, contempladas en un total de 51 Proyectos Estratégicos e Institucionales para el Ejercicio Fiscal 2014, cuya asignación presupuestaria es de **UN MIL SETECIENTOS CINCUENTA Y DOS MILLONES DE BOLÍVARES (Bs. 1.752.000.000,00)**, para la operatividad de las actividades administrativas de los Entes Adscritos y ejecución de 51 proyectos.

Como objetivos esenciales para el 2014, el Ministerio del Poder Popular para la Cultura se propone, en primer lugar, reforzar y promover un modelo de vida cultural para la paz y la vida, estimulando la construcción desde y para las comunidades, transformando la cotidianidad de nuestros colectivo emprendida desde la acción revolucionaria, donde los creadores y creadoras manifiesten libremente sus propuestas humanistas que fortalezcan el sistema de valores de solidaridad, respeto, amor y reconocimiento de nuestras raíces y de nuestra historia.

Ello se extiende a todo el ámbito nacional, continuando con la política de acción para fortalecer la territorialidad, mediante la identificación, participación y visibilización de los hacedores y hacedoras culturales de cada una de las zonas de Venezuela, en el marco de la comprensión de sus realidades y necesidades subjetivas y objetivas, reforzando las instancias administrativas regionales (Gabinetes Estadales), de manera tal, que se establezcan y afiancen las vinculaciones directas entre los órganos de gobierno nacional, regional y local con las comunidades, a través de las instancias del poder popular organizado. Este objetivo, suma acciones a las emprendidas por el ciudadano Presidente Obrero Nicolás Maduro durante el año 2013, a través de la realización del Gobierno de Eficiencia de Calle, que reimpulsa la Revolución Cultural y Comunicacional mediante el diagnóstico y elaboración de planes locales, que permitan de manera eficiente avanzar en la toma de decisiones y en la gestión del propio ministerio con la orientación directa y los saberes del pueblo.

En este mismo sentido, el Ministerio del Poder Popular para la Cultura durante el ejercicio fiscal 2014, fortalecerá el apoyo a la actividad socioproductiva, orientadas hacia la reducción de los niveles de dependencia heredados de la Cuarta República, transformando los esquemas organizativos y políticos en función de la autogestión y participación directa de las organizaciones de base, orientados hacia la descolonización de las culturas que rompan con los mecanismos del sistema capitalista que abarca desde la obtención de materia prima, la producción, la distribución, la comercialización y la precarización de la mano de obra. Como herramientas fundamentales para alcanzar este objetivo, se afianzará la creación de "Redes" como forma de "Organización socioproductiva comunal", siguiendo el llamado del Comandante Eterno Hugo Chávez, reafirmado por el Presidente Obrero Nicolás Maduro, y, se dará continuidad a la construcción y consolidación de un marco legal revolucionario que garantice el acceso y disfrute de los bienes culturales.

En el proceso de reafirmación a la capacidad creadora y al conocimiento artesanal que rescata el discurso emancipador, fortalece el poder popular y ratifica el poder cultural, se plantea como otro de los objetivos estratégicos, afianzar las acciones de formación e investigación, a través de los mecanismos de participación directa de las instituciones culturales con su potencial humano y mediante la acreditación de conocimientos de la sabiduría y saberes del pueblo, generando políticas culturales que permitan desarrollar las cualidades y potencialidades del nuevo hombre y de la nueva mujer revolucionaria que apunten hacia la descolonización cultural dentro de un nuevo sistema sustentable. Es por ello que se plantea como tarea fundamental, el empoderamiento del pueblo sobre la protección y defensa del patrimonio tangible e intangible, de nuestra cultura popular y tradicional y del significado e importancia de lo arquitectónico en un contexto de interpretación que le otorga la cultura, mediante la realización de eventos formativos y de exploración para el desarrollo del pensamiento crítico que apunte hacia un cambio liberador, vincule la vanguardia creadora artística con nuestras tradiciones más profundas y donde los niños, niñas y jóvenes puedan reinventar las forma expresivas de la venezolanidad.

Otro de los objetivos se orienta hacia la consolidación del modelo de integración Latinoamericana y Caribeña, que apunte desde lo cultural hacia la construcción de un proyecto unitario, que además de contemplar el desarrollo regional social para la conformación de un bloque de resistencia frente a las grandes potencias, derrote a los principales problemas que aquejan a nuestras naciones, como lo son la inequidad y la pobreza, en donde Venezuela ha establecido cifras históricas estadísticas que nos alejan cada día de estas condiciones negativas para la población venezolana y que desafiaron y derribaron las proyecciones que los gobiernos cuarto republicanos generaron. La estrategia trazada por el Comandante Eterno Hugo Chávez, basada en el "árbol de las tres raíces", que persigue una transformación política, social, económica y cultural, base de la nuestra fuente ideológica, bajo la raíz bolivariana de Simón Bolívar, el Libertador, de planteamiento de igualdad y libertad y su visión geopolítica de integración de América Latina; la raíz zamorana de Ezequiel Zamora, el general del pueblo soberano y de la unidad cívico-militar; y, la raíz robinsoniana de Simón Rodríguez, el maestro de Bolívar, el sabio de la educación popular, la libertad y la igualdad, son las fuente de orientación de las políticas culturales internacionales que se continuarán emprendiendo para el año 2014 desde el órgano rector de la cultura y sus entes adscritos.

Asimismo, se mantienen y fortalecen las líneas para la consolidación de la nueva conciencia histórica insurgente que rescata el protagonismo popular; el acceso al libro y la lectura, con especial énfasis en la promoción de la lectura crítica; el fortalecimiento del cine nacional, el cual ha alcanzado durante los años del gobierno revolucionario especial crecimiento en producción y calidad; la presencia permanente de las artes escénicas y musicales como herramienta de rescate y proyección del hecho musical, dancístico y teatral venezolano; la visibilización y reconocimiento de las cultoras y cultores, creadores y creadoras brindando seguridad social y apoyo integral para la atención de sus necesidades; y, el impulso a la apropiación, revalorización y reivindicación del patrimonio artístico, natural y tecnológico, en los espacios museográficos y de formación.

En este mismo orden de ideas y para continuar con las instrucciones del Presidente Obrero Nicolás Maduro, que apuntan hacia la transformación activa y revolucionaria del Estado venezolano para lograr la eficiencia en las instituciones públicas, el Ministerio del Poder Popular para la Cultura continuará con las acciones de revisión y transformación institucional emprendidas en el año 2012, orientando los esfuerzos para lograr que las Fundaciones Compañías Nacionales de Danza, Música y Teatro (ésta última Asociación Civil), así como la Fundación Red de Arte, se consoliden y se reconozcan como Centros Nacionales bajo el carácter de Fundación, con el propósito de fortalecer la acción cultural en los ámbitos de creación, investigación, formación y capacitación, difusión y promoción, a fin de afianzar los valores de la venezolanidad e identidad patrimonial. Asimismo, la Fundación Misión Cultura continuará para el 2014 el proceso alternativo y de evolución institucional para la formación a las comunidades en las áreas de organización ciudadana, artística, socio productiva, y tradiciones culturales para el fortalecimiento de valores humanistas que permitan el empoderamiento del pueblo y la construcción de la ciudad socialista. Esta orientación, que arrancó el año 2012, continuará desarrollándose en el 2014, bajo la revisión del funcionamiento interno del propio ministerio y sus 30 entes adscritos, donde se avalúa la capacidad de atención a las necesidades del pueblo, se revisan los conceptos estratégicos que determinen si existe o no la capacidad de acción y participación inmediata y en donde se generen las líneas para crear las bases de transformación para la eficiencia y participación de los trabajadores y trabajadoras, siguiendo el mandato de crear el Consejo del Poder Popular con la participación de voceros y voceras de cada sector social, laboral y productivo.

Finalmente, con el objeto de dar continuidad a la política anticapitalista, dirigida a uniformar y reducir las diferencias, desigualdades y asimetrías en los salarios básicos y en los beneficios sociales y no remunerativos de los trabajadores y trabajadoras, el Ministerio del Poder Popular para la Cultura se propone dar continuidad al Plan de Igualación Laboral, así como a la reducción progresiva de la privatización del sistema de protección de salud de los trabajadores y trabajadoras y de sus familiares en materia de salud, accidentes personales, vida y servicios funerarios, como estrategia integral dirigida a asegurar la disminución del peso de la gestión privada, la disminución de la transferencia de recursos públicos por este concepto al sector privado y protección al patrimonio público y fortalecimiento y consolidación de la plataforma de lucha contra la mercantilización de los servicios de salud, concretada mediante la Alianza Interinstitucional por la Salud y con especial esfuerzo para el 2014, tras la creación del Proyecto de Salud y Seguridad Laboral para los Trabajadores y las Trabajadoras del Ministerio del Poder Popular para la Cultura y sus Entes Adscritos, que garantizará la atención tanto a los trabajadores y trabajadoras activas como al personal jubilado y pensionado del sector cultura bajo una administración centralizada.

En atención a los lineamientos sobre las limitaciones fiscales existentes, dictados por el Ejecutivo Nacional, para el Ejercicio Fiscal en referencia, se orientó la aplicación de los recursos disponibles con criterio de austeridad, maximizando la eficiencia en el gasto, de acuerdo con lo establecido en el Decreto Nº 6.649 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.146 del 25/03/2009, eliminando los gastos suntuarios o superfluos. En tal sentido, se estimó considerar lo siguiente:

- Para el Gasto de Personal se consideraron las incidencias por la aplicación Decreto No. 30, de fecha 30 de abril de 2013, mediante el cual se fija las escalas del salario mínimo, tanto para el personal fijo y contratado, empleado, obrero, jubilado y pensionado, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela No. 40.157, de la misma fecha; y la aplicación del Sistema de Remuneraciones de Funcionarios y Funcionarias y de las Obreras y Obreros de la Administración Pública Nacional, según los Decretos Presidenciales Nº 149 y 150 respectivamente, con vigencia a partir del 01 de mayo de 2013 y publicados en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 40.178, de fecha 30 de mayo de 2013.
- La partida de Materiales, Suministros y Mercancías, así como también la de Servicios No Personales, fueron estimadas considerando el efecto inflacionario, además de considerar que las mismas, serán ejecutadas de acuerdo con ciertas medidas de racionalización del gastos corriente, tendentes a hacer un mejor uso de los mismos, tal es el caso de la papelería y material de oficina, el cual se espera disminuir su consumo y utilizar la política del reciclado en la medida de lo posible. Igualmente, se aplicarán medidas que restrinjan el uso de los teléfonos, servicios de comunicaciones (Internet), agua y el consumo de energía eléctrica. Asimismo, se prevé cumplir oportunamente con todos los compromisos de pagos a las empresas prestadoras de los Servicios Básicos.
- El Gasto de Inversión reflejado en la partida de Activos Reales, está compuesto fundamentalmente por los gastos previstos para la reparación y acondicionamiento de infraestructuras culturales, así como también la dotación de mobiliario, equipos de oficina e informáticos para las dependencias administrativas que así lo requieren.
- La partida de Transferencias y Donaciones, el 63,2% está dirigido a los aportes requeridos por los Entes Adscritos para la ejecución de sus Proyectos y Gastos Administrativos. El resto está compuesto por las pensiones y jubilaciones y otras transferencias convenidas por este Ministerio relacionadas con sus objetivos.

Los Recursos Presupuestarios para ser ejecutados por este Ministerio y sus entes adscritos durante el año 2014 están distribuidos en **Bs. 534.064.768,00** para la Acción Centralizada, y, **Bs. 1.217.935.232,00** para un total de 51 Proyectos: 23 Estratégicos (POAN) y 28 Institucionales (POAOEPP).

De estos recursos, el Ministerio propiamente cuenta con **Bs. 434.477.023,00** para la ejecución de los siguientes 9 Proyectos:

Proyectos estratégicos e institucionales del Ministerio del Poder Popular para la Cultura 2014

- **Fábrica de Medios (POAN):**

  Monto: Bs. 29.254.173,00

  Breve Descripción del Proyecto: Consiste en incrementar la creación, promoción y difusión de **4.940** producciones de radio, televisión, micros y semanarios culturales impresos y digitales, para el libre acceso a la cultura, entre los que se destacan en materia de radio: Bodega Cultural, En Jaque (dirigido a la concientización de la mujer hacia sus derechos) e Historia Insurgente, emitidos por la emisora Alba Ciudad 96.3 FM; así mismo, los programas de TV Todosadentro que reseñan crónicas, entrevistas, noticias, mitos, costumbres, leyendas, perfiles y eventos del movimiento artístico cultural en cada región de Venezuela, trasmitidos por Colombeia, Venezolana de Televisión y Televisora Venezolana Social, además, del semanario Todosadentro, encartado en el Correo del Orinoco y promocionado en la página Web de aporrea, beneficiado a 15.000.000 de espectadores, a nivel nacional.

- **Cultura Presencia Internacional (POAN):**

  Monto: Bs. 22.290.657,00

  Breve Descripción del Proyecto: Consiste en incrementar la promoción de la cultura venezolana en escenarios internacionales, la obra de nuestros artistas, intelectuales y creadores, así como, la inmensa diversidad de expresiones tradicionales que nos identifican como pueblo, en acciones planificadas en conjunto con los organismos responsables de diseñar la proyección de la imagen del país en el exterior, mediante la ejecución, participación y organización de **90 eventos** nacionales e internacionales, beneficiando a 7.000.000 artistas, intelectuales, creadores y público en general, dentro y fuera del país.

- **Fortalecimiento de los Registros Administrativos del Sector Cultura (POAN):**

  Monto: Bs. 1.130.000,00

  Breve Descripción del Proyecto: Consiste en fortalecer **36 registros** estadísticos con base administrativa del sector cultura, orientados en las necesidades de los usuarios para la correcta interpretación y uso de los datos, mediante la elaboración de diagnósticos; estandarización, conceptualización y codificación de registros estadísticos; formación continua de talento humano en materia estadística; y realización de operaciones estadísticas e indicadores, beneficiando a 20.649 servidores públicos, investigadores y usuarios en general, a nivel nacional.

- **Fortalecimiento e Impulso de la Actividad Archivística de Venezuela Valorizando el Patrimonio Cultural e Histórico:**

  Monto: Bs. 17.518.884,00

  Breve Descripción del Proyecto: Consiste en implantar el desarrollo de la actividad archivística nacional, vinculado a los grupos sociales y étnicos subalternos ignorados por la historiografía dominante, durante el periodo Colonial y Post Colonial, mediante el procesamiento técnico archivístico de **14.000 documentos**; normalización de la actividad archivística; difusión del patrimonio documental; y la formación técnica y profesional en Ciencias de la Información, beneficiando a 4.100 personas, a nivel nacional.

- **Consolidación de la Formación en la Modalidad de las Artes y Capacitación en el Trabajo Cultural Comunitario:**

  Monto: Bs. 56.570.335,00

  Breve Descripción del Proyecto: Consiste en formar a **4.000 estudiantes** en la modalidad de las artes y capacitar a **5.000 comunidades** en el trabajo cultural comunitario, a través, de la implementación de estrategias integrales que garanticen el desarrollo artístico- cultural de las jóvenes generaciones, cuya vocación, aptitudes e intereses estén vinculados al quehacer humano, partiendo de las realidades y diversidades propias de los estudios académicos en la modalidad de las artes (música, danza, teatro y artes plásticas) y de cursos-talleres en el trabajo cultural comunitario (artes culinarias, corte y costura entre otras), beneficiando a 9.000 estudiantes, de los estados Mérida, Miranda, Táchira, Vargas y Distrito Capital.

- **Consolidación de los Gabinetes Estadales:**

  Monto: Bs. 119.869.316,00

  Breve Descripción del Proyecto: Consiste en profundizar la gestión cultural de los Gabinetes Estadales con la participación protagónica del Poder Popular, mediante la realización de 28.000 actividades culturales, beneficiando a 35.000 personas, a nivel nacional.

- **Salud y Seguridad Laboral para los Trabajadores y las Trabajadoras del Ministerio del Poder Popular para la Cultura y sus Entes Adscritos:**

  Monto: Bs. 150.000.000,00

  Breve Descripción del Proyecto: Consiste en garantizar el servicio de hospitalización, cirugía y maternidad, vida, accidentes personales y servicios funerarios, para **40.878 usuarios** entre trabajadores y las trabajadoras, personal obrero, contratado, jubilado, pensionado y familiares del personal activo del Ministerio y sus entes adscritos, mediante el dictado de talleres de prevención en salud y seguridad laboral; autogestión en la administración de hospitalización, cirugía y maternidad, seguro de vida y servicio funerario, así como, la contratación de los servicios de salud a empresas privadas de seguros y beneficiando a 40.878 usuarios, a nivel nacional.

- **Gobierno Electrónico: Hacia la Modernización y la Transparencia de la Gestión Pública para el Ejercicio de la Democracia.**

  Monto: Bs. 1.276.882,00

  Breve Descripción del Proyecto: Consiste en automatizar los trámites de calificación de espectáculos públicos y la certificación para la obtención de divisas, destinada a las actividades culturales de carácter oficial, del Ministerio del Poder Popular para la Cultura en la simplificación de los procesos para la prestación de los servicios a los ciudadanos, instituciones y organizaciones, mediante la implementación de **1 plataforma tecnológica** integrada con otras tecnologías web de la administración pública nacional, beneficiando a 11.970 personas, a nivel nacional.

- **Presencia Nacional**

  Monto: Bs. 36.566.776,00

  Breve Descripción del Proyecto: Consiste en implantar la acción cultural de las manifestaciones tradicionales y populares, con la participación de colectivos e individuales que cuentan con el respeto y reconocimiento del pueblo venezolano, mediante **24 subvenciones** a acciones culturales; y la realización de actividades con las comunidades de afrodescendientes, indígenas, artesanos (as) inmigrantes y en situaciones excepcionales, beneficiando a 4.000 artistas plásticos, artesanos, músicos y cultores, a nivel nacional.

Proyectos estratégicos e institucionales de los Entes adscritos al Ministerio del Poder Popular para la Cultura 2014
En cuanto a los Proyectos que ejecutarán los Entes Adscritos, diseñados bajo las políticas estratégicas para cada plataforma cultural con el objeto de expandir la oferta cultural y atender al mayor número de beneficiarios posible en todo el territorio nacional, se han destinado **Bs. 783.458.209,00**. En tal sentido, a continuación se precisa, el número de Proyectos que se acometerán por Plataforma Cultural, monto de los recursos presupuestarios, Entes involucrados y alcance.

- **Patrimonio, a través de esta Plataforma se desarrollarán 5 Proyectos, cuyo monto asciende a Bs. 214.044.478,00, con la intervención de las siguientes instituciones:**

  - Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas
  - Instituto del Patrimonio Cultural
  - Fundación Centro de la Diversidad Cultural
  - Fundación Centro Nacional de la Historia

Entre los diversos Proyectos podemos destacar los correspondientes a los talleres interculturales para la promoción de nuestros cultores y cultoras, artesanos y artistas a nivel nacional, impulso al estudio, la investigación, resguardo y difusión de la Historia de Venezuela, así como el rescate y conservación de nuestros bienes patrimoniales. Asimismo, debemos mencionar que a través del Instituto del Patrimonio Cultural se ejecutará el Proyecto Rescate de la Infraestructura Cultural del País, el cual hasta el pasado ejercicio fiscal (2013), se ejecutaba desde el Ministerio del Poder Popular para la Cultura.

- **Libro y la Lectura, los Entes que se especifican a continuación acometerán la realización de 13 Proyectos, para los cuales se cuenta con Bs. 127.042.473,00**

  - Centro Nacional del Libro
  - Fundación Biblioteca Ayacucho

- Fundación Casa Nacional de las Letras Andrés Bello
- Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos
- Fundación Distribuidora Venezolana de la Cultura
- Fundación Editorial el Perro y La Rana
- Fundación Imprenta de la Cultura
- Fundación Librerías del Sur
- Monte Ávila Editores Latinoamericana C.A.

A través de esta Plataforma se plantea la promoción, estímulo y salvaguarda del autor, el libro y la literatura venezolana, la difusión las obras fundamentales del pensamiento y la cultura de América Latina y el Caribe, el Pabellón del Cómic y Biblioteca Ayacucho Ilustrada, a través de la distribución de la producción editorial del Estado Venezolano, libros importados y otros bienes culturales, tanto a nivel nacional como internacional, aunado al fortalecimiento de los procesos de impresión y reimpresión masiva de ejemplares de libros, revistas, periódicos, y otras publicaciones gráficas, con la implementación de un sistema de gestión integral para la dirección y control del proceso productivo. Finalmente, se propone la adecuación y acondicionamiento de las librerías de la red en los 24 estados del territorio nacional.

- **Cine y Medios Audiovisuales, los entes vinculados con esta Plataforma realizarán 9 Proyectos, para lo cual contarán con Bs. 85.852.144,00. Ellos son:**
  - Centro Nacional Autónomo de Cinematografía
  - Fundación Centro Nacional del Disco
  - Fundación Cinemateca Nacional
  - Fundación Distribuidora Nacional de Cine “Amazonia Films”
  - Fundación Villa del Cine

Entre las acciones de particular interés se destacan: el financiamiento de obras cinematográficas, proyectos de producción, cultura a nivel nacional, realización de talleres, ampliación y fortalecimiento a la producción discográfica de acción social, patrimonial y artística, diversificación de la oferta filmica en Venezuela y distribución de obras audiovisuales nacionales en el exterior, además de la producción de largometrajes y documentales.

- **Artes Escénicas y Musicales, mediante los Entes que se indican a continuación, se acometerán un total de 9 Proyectos, para lo cual contarán con Bs. 194.266.424,00**
  - Compañía Nacional de Teatro
  - Fundación Casa del Artista
  - Fundación Compañía Nacional de Danza
  - Fundación Compañía Nacional de Música

- Fundación Teatro Teresa Carreño
- Fundación Vicente Emilio Sojo
- Instituto de las Artes Escénicas y Musicales

Los Proyectos de esta Plataforma estarán enfocados a la ampliación de los bienes y servicios culturales que permitan nuevas audiencias, presentar espectáculos y eventos de diversos géneros artísticos, así como fortalecer y divulgar los valores de identidad nacional, equidad e igualdad con alcance progresivo a todos los sectores de la comunidad, al igual que la formación y capacitación de los recursos humanos necesarios para las diferentes disciplinas artísticas.

- **Artes de la Imagen y el Espacio, cabe destacar que a través de los Entes que conforman esta Plataforma se implementarán 4 Proyectos, que ascienden a la cantidad de Bs. 154.040.820,00**

  - Instituto de las Artes de la Imagen y el Espacio
  - Fundación Centro Nacional de la Fotografía
  - Fundación Museos Nacionales
  - Fundación Red de Arte

A través de esta Plataforma se ejecutarán Proyectos que permitirán apoyar a los creadores(as) visuales de Venezuela. Asimismo, las acciones a emprender, permitirán posicionar a la fotografía como instrumento de transformación socialista de las comunidades, a través de actividades de proyección y formación del hecho fotográfico con factores de identidad nacional, realización de actividades para el entendimiento y valoración del patrimonio artístico, fortalecimiento y ampliación de la red de tiendas y galerías de arte en todo el territorio nacional que coadyuven a la representación, promoción y difusión de las diferentes expresiones artísticas y nos permita fortalecer la relación arte – comunidad.

- **Red Cultural Comunitaria,** esta plataforma se desarrolla a través de la Fundación Misión Cultura, que cuenta con 2 Proyectos y una asignación presupuestaria mediante transferencia del Ministerio del Poder Popular Para la Cultura de Bs. 11.731.243,00, además de Bs. 71.851.571,00 que recibirá a través del Fondo Único de las Misiones, del Ministerio del Poder Popular para el Despacho de la Presidencia, correspondiente a las Misiones Sociales, para un monto total de Bs. 83.582.814,00 para el Ejercicio Económico Financiero 2014. A través de esta Plataforma se plantea por un lado, fortalecer el espacio estratégico con el Sistema Nacional de las Culturas Populares, para la organización del trabajo en común de agrupaciones e individualidades de creadores y creadoras, artistas, cultores y cultoras, con instituciones públicas y privadas, comités voluntarios y comunidad en general, que impulsan los ámbitos de creación de las culturas populares y tradicionales, mediante la contribución, formación, promoción y difusión de las artes y saberes. Y por otra parte, impulsar la formación en las comunidades en las áreas sociocultural, sociocomunitaria y socioproductiva, para la promoción de la conciencia socialista, mediante la realización de talleres y la profesionalización de los saberes culturales.

Proyectos con Igualdad de Género del Ministerio del Poder Popular para la Cultura y Entes Adscritos 2014

- **Ministerio del Poder Popular para la Cultura**

El proyecto **Fábrica de Medios**, toma en cuenta la variable igualdad de género a través de la Acción Nº 1, referida a la producción de programas de radio, incluyendo entre sus metas la producción del programa denominado “En Jaque”, dirigido a la concientización de la mujer hacia sus derechos, transmitido por la emisora Alba Ciudad 96.3 FM.

- **Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos**

El proyecto **Producción de Conocimiento y Pensamiento Crítico**, toma en cuenta la variable igualdad de género a través de la Acción Nº 1, referida a la realización de investigaciones sobre conocimientos emancipadores de igualdad de género y pensamientos críticos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
120.206	460089000	Gobierno electrónico: hacia la modernización y la transparencia de la gestión pública para el ejercicio de la democracia	Plataforma tecnológica			1	1.276.882			1.276.882
120.143	460090000	Fortalecimiento de los registros administrativos del sector cultura	registro			36	1.130.000			1.130.000
120.008	460091000	Fábrica de medios	producción			4.940	29.254.173			29.254.173
120.220	460092000	Presencia nacional	subvención			24	36.566.776			36.566.776
120.136	460093000	Cultura con presencia internacional	evento			90	22.290.657			22.290.657
120.170	460094000	Consolidación de la formación en la modalidad de las artes y capacitación en el trabajo cultural comunitario	estudiante			9.000	56.570.335			56.570.335
120.166	460097000	Fortalecimiento e impulso de la actividad archivística de Venezuela valorizando el patrimonio cultural e histórico	documento			14.000	17.518.884			17.518.884
120.192	460098000	Consolidación de los gabinetes estadales	actividad			28.000	119.869.316			119.869.316
120.193	460099000	Salud y seguridad laboral para los trabajadores y las trabajadoras del Ministerio del Poder Popular para la Cultura y sus entes adscritos	usuario	22.482	18.396	40.878	150.000.000			150.000.000
	469999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			783.458.209	783.458.209			783.458.209
						TOTAL	1.217.935.232			1.217.935.232

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
460001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	106.669.177			106.669.177
460002000	Gestión administrativa	380.856.655			380.856.655
460003000	Previsión y protección social	45.973.936			45.973.936
460007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	565.000			565.000
	TOTAL	534.064.768			534.064.768

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**187**	**329**	**86**	**602**	**20.949.757**	**2.963.888**	**23.913.645**
Altos Funcionarios y de Elección Popular		1		1	35.675		35.675
Alto Nivel y de Dirección	112	126	6	244	8.697.276		8.697.276
Profesional y Técnico	9	5	67	81	2.663.110	410.931	3.074.041
Personal Administrativo	22	10	1	33	921.614	634.187	1.555.801
Obrero	44	187	12	243	8.632.082	1.918.770	10.550.852
Personal Contratado	**590**	**636**		**1.226**	**61.899.108**		**61.899.108**
Profesional y Técnico	320	318		638	36.883.834		36.883.834
Personal Administrativo	87	108		195	10.652.135		10.652.135
Personal Docente	183	210		393	14.363.139		14.363.139
TOTAL	777	965	86	1.828	82.848.865	2.963.888	85.812.753

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**89**	**31**	**120**	**8.875.505**
Empleados	89	31	120	8.875.505
Jubilados	**293**	**212**	**505**	**37.098.431**
Empleados	293	212	505	37.098.431
TOTAL	**382**	**243**	**625**	**45.973.936**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	386.290.470			386.290.470
4.02	Materiales, suministros y mercancías	47.401.212			47.401.212
4.03	Servicios no personales	120.308.890			120.308.890
4.04	Activos reales	15.258.373			15.258.373
4.07	Transferencias y donaciones	1.182.741.055			1.182.741.055
	TOTAL	**1.752.000.000**			**1.752.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
4.07.00.00.00	Transferencias y donaciones	1.107.982.372			1.107.982.372
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.107.982.372			1.107.982.372
4.07.01.03.00	Transferencias corrientes internas al sector público	1.107.982.372			1.107.982.372
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.097.679.385			1.097.679.385
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	188.577.406			188.577.406
	- A0150 Instituto del Patrimonio Cultural	60.488.526			60.488.526
	- A0158 Compañía Nacional de Teatro	32.243.137			32.243.137
	- A0161 Fundación Compañía Nacional de Música	33.900.059			33.900.059
	- A0301 Fundación Biblioteca Ayacucho	10.997.830			10.997.830
	- A0342 Fundación Casa Nacional de las Letras Andrés Bello	11.750.600			11.750.600
	- A0371 Fundación Vicente Emilio Sojo	3.641.469			3.641.469
	- A0372 Fundación Teatro Teresa Carreño	90.392.660			90.392.660
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	22.989.331			22.989.331
	- A0374 Fundación Librerías del Sur	21.679.119			21.679.119
	- A0375 Fundación Casa del Artista	34.980.724			34.980.724
	- A0378 Centro de la Diversidad Cultural	24.547.162			24.547.162
	- A0390 Fundación Cinemateca Nacional	29.326.555			29.326.555
	- A0417 Fundación Centro Nacional de la Fotografía (CENAF)	7.753.634			7.753.634
	- A0424 Fundación Museos Nacionales	140.582.890			140.582.890
	- A0449 Fundación Distribuidora Venezolana de la Cultura	15.562.409			15.562.409
	- A0450 Fundación Compañía Nacional de Danza	29.390.845			29.390.845
	- A0451 Fundación Villa del Cine	43.492.165			43.492.165
	- A0452 Fundación Misión Cultura	11.731.243			11.731.243
	- A0453 Fundación Editorial El Perro y La Rana	31.841.578			31.841.578
	- A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films	8.926.329			8.926.329
	- A0459 Fundación Red de Arte	25.825.934			25.825.934
	- A0462 Fundación Imprenta de la Cultura	30.938.009			30.938.009
	- A0469 Fundación Centro Nacional del Disco (CENDIS)	20.005.154			20.005.154
	- A0486 Fundación Centro Nacional de la Historia	27.849.187			27.849.187
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	20.895.717			20.895.717

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0829 Centro Nacional del Libro (CNL)	25.427.384			25.427.384
	- A0948 Instituto de las Artes Escénicas y Musicales	47.363.396			47.363.396
	- A0949 Instituto de las Artes de la Imagen y el Espacio	44.578.933			44.578.933
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	10.302.987			10.302.987
	- A0838 Monteavila Editores Latinoamericana, C.A.	10.302.987			10.302.987

PROYECTO: COD. N.E: 120206 COD. PPTO: 460089000 Gobierno electrónico: hacia la modernización y la transparencia de la gestión pública para el ejercicio de la democracia

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.276.882

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer en coordinación con los organismos competentes, los incentivos y estímulos para las personas, instituciones y comunidades que promuevan, apoyen, desarrollen o financien planes, programas ya actividades culturales en el país, así como la cultura venezolana en el exterior

OBJETIVOS ESPECÍFICOS: Automatizar los trámites de Calificación de Espectáculos Públicos y la Certificación para la Obtención de Divisas, destinada a las actividades culturales de carácter oficial, del Ministerio del Poder Popular para la Cultura en la simplificación de los procesos para la prestación de los servicios a los ciudadanos, instituciones y organizaciones

RESULTADO: Trámites administrativos del Ministerio del Poder Popular para la Cultura integrados y automatizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	474.279					474.279
4.02	Materiales, suministros y mercancías	34.866					34.866
4.03	Servicios no personales	304.433					304.433
4.04	Activos reales	463.304					463.304
	TOTAL	**1.276.882**					**1.276.882**

PROYECTO:	COD. N.E: 120143 COD. PPTO: 460090000 Fortalecimiento de los registros administrativos del sector cultura
UNIDAD DE MEDIDA:	registro
CANTIDAD:	Fem.(0) Mas.(0) Total(36)
ASIGNACIÓN PRESUPUESTARIA:	1.130.000
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Definir los objetivos, contenidos, alcances y estrategias de las políticas en materia cultural del Ejecutivo Nacional, en función de incrementar y mejorar el índice de Desarrollo Humano
OBJETIVOS ESPECÍFICOS:	Fortalecer los registros estadísticos con base administrativa del sector cultura, orientados en las necesidades de los usuarios para la correcta interpretación y uso de los datos
RESULTADO:	Registros estadísticos con base administrativa del sector cultura, estandarizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	624.088					624.088
4.02	Materiales, suministros y mercancías	73.000					73.000
4.03	Servicios no personales	392.912					392.912
4.04	Activos reales	40.000					40.000
	TOTAL	**1.130.000**					**1.130.000**

PROYECTO: COD. N.E: 120008 COD. PPTO: 460091000 Fábrica de medios

UNIDAD DE MEDIDA: producción

CANTIDAD: Fem.(0) Mas.(0) Total(4.940)

ASIGNACIÓN PRESUPUESTARIA: 29.254.173

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar el acceso a la cultura por parte de toda la población y contribuir a fomentar el diálogo intercultural y el pluralismo, estableciendo formas de integración en el desarrollo cultural que propicien la participación de los ciudadanos y organizaciones culturales

OBJETIVOS ESPECÍFICOS: Incrementar la creación, promoción y difusión de producciones de radio, televisión, micros y semanarios culturales impresos y digitales, para el libre acceso a la cultura

RESULTADO: Producciones de radio, televisión, micros y semanarios culturales, promocionados y difundidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	18.921.454					18.921.454
4.02	Materiales, suministros y mercancías	2.100.000					2.100.000
4.03	Servicios no personales	3.133.719					3.133.719
4.04	Activos reales	2.599.000					2.599.000
4.07	Transferencias y donaciones	2.500.000					2.500.000
	TOTAL	**29.254.173**					**29.254.173**

PROYECTO: COD. N.E: 120220 COD. PPTO: 460092000 Presencia nacional

UNIDAD DE MEDIDA: subvención

CANTIDAD: Fem.(0) Mas.(0) Total(24)

ASIGNACIÓN PRESUPUESTARIA: 36.566.776

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer en coordinación con los organismos competentes, los incentivos y estímulos de las personas, instituciones y comunidades que promuevan, apoyen, desarrollen o financien planes, programas y actividades culturales en el país

OBJETIVOS ESPECÍFICOS: Implantar la acción cultural de las manifestaciones tradicionales y populares, con la participación de colectivos e individuales que cuentan con el respeto y reconocimiento del pueblo venezolano

RESULTADO: Subvenciones a acciones culturales otorgadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	634.047					634.047
4.02	Materiales, suministros y mercancías	616.686					616.686
4.03	Servicios no personales	15.549.296					15.549.296
4.04	Activos reales	152.000					152.000
4.07	Transferencias y donaciones	19.614.747					19.614.747
	TOTAL	**36.566.776**					**36.566.776**

PROYECTO: COD. N.E: 120136 COD. PPTO: 460093000 Cultura con presencia internacional

UNIDAD DE MEDIDA: evento

CANTIDAD: Fem.(0) Mas.(0) Total(90)

ASIGNACIÓN PRESUPUESTARIA: 22.290.657

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Establecer en coordinación con los organismos competentes, los incentivos y estímulos para las personas, instituciones y comunidades que promuevan, apoyen, desarrollen o financien planes, programas y actividades culturales en el país, así como, la cultura venezolana en el exterior.

OBJETIVOS ESPECÍFICOS: Incrementar la promoción de la cultura venezolana en escenarios internacionales, la obra de nuestros artistas, intelectuales y creadores, así como, la inmensa diversidad de expresiones tradicionales que nos identifican como pueblo, en acciones planificadas en conjunto con los organismos responsables de diseñar la proyección de la imagen del país en el exterior

RESULTADO: Eventos internacionales realizados, en el exterior y en Venezuela

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.165.503					4.165.503
4.02	Materiales, suministros y mercancías	774.610					774.610
4.03	Servicios no personales	15.424.044					15.424.044
4.04	Activos reales	256.500					256.500
4.07	Transferencias y donaciones	1.670.000					1.670.000
	TOTAL	**22.290.657**					**22.290.657**

PROYECTO: COD. N.E: 120170 COD. PPTO: 460094000 Consolidación de la formación en la modalidad de las artes y capacitación en el trabajo cultural comunitario

UNIDAD DE MEDIDA: estudiante

CANTIDAD: Fem.(0) Mas.(0) Total(9.000)

ASIGNACIÓN PRESUPUESTARIA: 56.570.335

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar el acceso a la cultura por parte de toda la población y contribuir a fomentar el diálogo intercultural y el pluralismo, estableciendo formas de integración en el desarrollo cultural que propicien la participación de los ciudadanos y organizaciones culturales.

OBJETIVOS ESPECÍFICOS: Formar a la población estudiantil en la modalidad de las artes (música, danza, teatro y artes plásticas) y capacitar a las comunidades en el trabajo cultural comunitario (artes culinarias, corte y costura, entre otras).

RESULTADO: Estudiantes formados en la modalidad de las artes (música, danza, teatro y artes plásticas) y comunidades capacitadas en el trabajo cultural comunitario (artes culinarias, corte y costura, entre otras).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	41.787.865					41.787.865
4.02	Materiales, suministros y mercancías	1.693.470					1.693.470
4.03	Servicios no personales	10.289.000					10.289.000
4.04	Activos reales	2.800.000					2.800.000
	TOTAL	**56.570.335**					**56.570.335**

PROYECTO: COD. N.E: 120166 COD. PPTO: 460097000 Fortalecimiento e impulso de la actividad archivística de Venezuela valorizando el patrimonio cultural e histórico

UNIDAD DE MEDIDA: documento

CANTIDAD: Fem.(0) Mas.(0) Total(14.000)

ASIGNACIÓN PRESUPUESTARIA: 17.518.884

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la preservación, enriquecimiento, conservación y restauración del patrimonio cultural tangible e intangible y la memoria histórica de la Nación

OBJETIVOS ESPECÍFICOS: Implantar el desarrollo de la actividad archivística nacional, vinculado a los grupos sociales y étnicos subalternos ignorados por la historiografía dominante, durante el período Colonial y Post Colonial

RESULTADO: Documentos vinculados a grupos sociales y étnicos subalternos tratados con procesamiento técnico archivístico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	13.167.151					13.167.151
4.02	Materiales, suministros y mercancías	830.281					830.281
4.03	Servicios no personales	3.127.340					3.127.340
4.04	Activos reales	394.112					394.112
	TOTAL	**17.518.884**					**17.518.884**

PROYECTO:	COD. N.E: 120192 COD. PPTO: 460098000 Consolidación de los gabinetes estadales
UNIDAD DE MEDIDA:	actividad
CANTIDAD:	Fem.(0) Mas.(0) Total(28.000)
ASIGNACIÓN PRESUPUESTARIA:	119.869.316
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover la cultura como materia de interés público nacional, estadal y municipal, a través de mecanismos que faciliten la desconcentración regional y local de las entidades culturales nacionales, la descentralización y transferencia de los servicios culturales regionales y locales a los grupos y comunidades de la sociedad civil
OBJETIVOS ESPECÍFICOS:	Profundizar la gestión cultural de los Gabinetes Estadales con la participación protagónica del Poder Popular
RESULTADO:	Actividades culturales realizadas por los Gabinetes Estadales con la participación protagónica del Poder Popular

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	91.312.477					91.312.477
4.02	Materiales, suministros y mercancías	8.095.149					8.095.149
4.03	Servicios no personales	18.711.690					18.711.690
4.04	Activos reales	1.750.000					1.750.000
	TOTAL	**119.869.316**					**119.869.316**

PROYECTO: COD. N.E: 120193 COD. PPTO: 460099000 Salud y seguridad laboral para los trabajadores y las trabajadoras del Ministerio del Poder Popular para la Cultura y sus entes adscritos

UNIDAD DE MEDIDA: usuario

CANTIDAD: Fem.(22.482) Mas.(18.396) Total(40.878)

ASIGNACIÓN PRESUPUESTARIA: 150.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Prestar los servicios que garanticen la salud, la seguridad laboral e industrial y el bienestar social de los trabajadores, de conformidad con las leyes que regulan la materia.

OBJETIVOS ESPECÍFICOS: Garantizar el servicio de hospitalización, cirugía y maternidad, vida, accidentes personales y servicios funerarios, para los trabajadores y las trabajadoras, personal obrero, contratado, jubilado, pensionado y familiares del personal activo del Ministerio y sus entes adscritos

RESULTADO: Usuarios atendidos en los servicios primarios y privados de salud

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	116.773.210					116.773.210
4.02	Materiales, suministros y mercancías	19.176.530					19.176.530
4.03	Servicios no personales	13.594.554					13.594.554
4.04	Activos reales	455.706					455.706
	TOTAL	**150.000.000**					**150.000.000**

PROYECTO:	COD. PPTO: 469999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(783.458.209)
ASIGNACIÓN PRESUPUESTARIA:	783.458.209
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Aportes para Financiar los Proyectos de los Entes Descentralizados
OBJETIVOS ESPECÍFICOS:	Aportes para Financiar los Proyectos de los Entes Descentralizados
RESULTADO:	783458209

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	783.458.209					783.458.209
	TOTAL	**783.458.209**					**783.458.209**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	783.458.209					783.458.209
4.07.01.00.00	Transferencias y donaciones corrientes internas	783.458.209					783.458.209
4.07.01.03.00	Transferencias corrientes internas al sector público	783.458.209					783.458.209
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	776.246.118					776.246.118
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	132.004.184					132.004.184
	- A0150 Instituto del Patrimonio Cultural	42.341.968					42.341.968
	- A0158 Compañía Nacional de Teatro	25.794.509					25.794.509
	- A0161 Fundación Compañía Nacional de Música	23.730.041					23.730.041
	- A0301 Fundación Biblioteca Ayacucho	7.698.481					7.698.481
	- A0342 Fundación Casa Nacional de las Letras Andrés Bello	8.225.420					8.225.420
	- A0371 Fundación Vicente Emilio Sojo	2.549.028					2.549.028
	- A0372 Fundación Teatro Teresa Carreño	63.274.862					63.274.862
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	16.092.532					16.092.532
	- A0374 Fundación Librerías del Sur	15.175.383					15.175.383
	- A0375 Fundación Casa del Artista	24.486.507					24.486.507
	- A0378 Centro de la Diversidad Cultural	17.183.013					17.183.013
	- A0390 Fundación Cinemateca Nacional	20.528.588					20.528.588
	- A0417 Fundación Centro Nacional de la Fotografía (CENAF)	5.427.544					5.427.544
	- A0424 Fundación Museos Nacionales	99.329.869					99.329.869
	- A0449 Fundación Distribuidora Venezolana de la Cultura	10.893.686					10.893.686
	- A0450 Fundación Compañía Nacional de Danza	20.573.591					20.573.591
	- A0451 Fundación Villa del Cine	30.444.516					30.444.516
	- A0452 Fundación Misión Cultura	8.211.870					8.211.870
	- A0453 Fundación Editorial El Perro y La Rana	22.289.105					22.289.105
	- A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films	6.248.430					6.248.430
	- A0459 Fundación Red de Arte	18.078.154					18.078.154

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0462 Fundación Imprenta de la Cultura	21.656.606					21.656.606
	- A0469 Fundación Centro Nacional del Disco (CENDIS)	14.003.608					14.003.608
	- A0486 Fundación Centro Nacional de la Historia	22.515.313					22.515.313
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	14.627.002					14.627.002
	- A0829 Centro Nacional del Libro (CNL)	17.799.169					17.799.169
	- A0948 Instituto de las Artes Escénicas y Musicales	33.857.886					33.857.886
	- A0949 Instituto de las Artes de la Imagen y el Espacio	31.205.253					31.205.253
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	7.212.091					7.212.091
	- A0838 Monteavila Editores Latinoamericana, C.A.	7.212.091					7.212.091

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	98.430.396					98.430.396
4.03	Servicios no personales	8.238.781					8.238.781
	TOTAL	**106.669.177**					**106.669.177**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	13.567.192					13.567.192
4.03	Servicios no personales	31.417.549					31.417.549
4.04	Activos reales	6.347.751					6.347.751
4.07	Transferencias y donaciones	329.524.163					329.524.163
	TOTAL	380.856.655					380.856.655

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	324.524.163					324.524.163
4.07.01.00.00	Transferencias y donaciones corrientes internas	324.524.163					324.524.163
4.07.01.03.00	Transferencias corrientes internas al sector público	324.524.163					324.524.163
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	321.433.267					321.433.267
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	56.573.222					56.573.222
	- A0150 Instituto del Patrimonio Cultural	18.146.558					18.146.558
	- A0158 Compañía Nacional de Teatro	6.448.628					6.448.628
	- A0161 Fundación Compañía Nacional de Música	10.170.018					10.170.018
	- A0301 Fundación Biblioteca Ayacucho	3.299.349					3.299.349
	- A0342 Fundación Casa Nacional de las Letras Andrés Bello	3.525.180					3.525.180
	- A0371 Fundación Vicente Emilio Sojo	1.092.441					1.092.441
	- A0372 Fundación Teatro Teresa Carreño	27.117.798					27.117.798

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	6.896.799					6.896.799
	- A0374 Fundación Librerías del Sur	6.503.736					6.503.736
	- A0375 Fundación Casa del Artista	10.494.217					10.494.217
	- A0378 Centro de la Diversidad Cultural	7.364.149					7.364.149
	- A0390 Fundación Cinemateca Nacional	8.797.967					8.797.967
	- A0417 Fundación Centro Nacional de la Fotografía (CENAF)	2.326.090					2.326.090
	- A0424 Fundación Museos Nacionales	41.253.021					41.253.021
	- A0449 Fundación Distribuidora Venezolana de la Cultura	4.668.723					4.668.723
	- A0450 Fundación Compañía Nacional de Danza	8.817.254					8.817.254
	- A0451 Fundación Villa del Cine	13.047.649					13.047.649
	- A0452 Fundación Misión Cultura	3.519.373					3.519.373
	- A0453 Fundación Editorial El Perro y La Rana	9.552.473					9.552.473
	- A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films	2.677.899					2.677.899
	- A0459 Fundación Red de Arte	7.747.780					7.747.780
	- A0462 Fundación Imprenta de la Cultura	9.281.403					9.281.403
	- A0469 Fundación Centro Nacional del Disco (CENDIS)	6.001.546					6.001.546
	- A0486 Fundación Centro Nacional de la Historia	5.333.874					5.333.874
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	6.268.715					6.268.715
	- A0829 Centro Nacional del Libro (CNL)	7.628.215					7.628.215
	- A0948 Instituto de las Artes Escénicas y Musicales	13.505.510					13.505.510
	- A0949 Instituto de las Artes de la Imagen y el Espacio	13.373.680					13.373.680
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	3.090.896					3.090.896
	- A0838 Monteavila Editores Latinoamericana, C.A.	3.090.896					3.090.896

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	45.973.936					45.973.936
	TOTAL	**45.973.936**					**45.973.936**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	439.428					439.428
4.03	Servicios no personales	125.572					125.572
	TOTAL	**565.000**					**565.000**

50

Ministerio del Poder Popular para el Deporte

MINISTERIO DEL PODER POPULAR PARA EL DEPORTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En la política del gobierno nacional para el período 2013-2019 el Ministerio del Poder Popular para el Deporte, tiene como propósito fundamental el continuar garantizando a las venezolanas y venezolanos, el derecho a la práctica sistemática del deporte y demás actividades físicas y recreativas vinculadas con la salud y el desarrollo integral del ser humano, así como elevar el rendimiento del deporte competitivo nacional.

A través de la Ley Orgánica de Deporte, Actividad Física y Educación Física que establece las bases para la promoción, organización y administración del deporte y la actividad física como servicios públicos, se estructura un régimen técnico-administrativo común y especial, denominado "Sistema Nacional del Deporte, la Actividad Física y la Educación Física", el cual cumple con todas las normativas, instrucciones, procedimientos e instrumentos técnicos, políticas, objetivos, medidas, metas y acciones para garantizar la progresiva incorporación de todos los ciudadanos y ciudadanas a la práctica de la actividad física y deportiva como parte de su desarrollo integral, además de cumplir con los lineamientos de la Política del Estado.

El Fondo Nacional para el Desarrollo del Deporte, la Actividad Física y la Educación Física, financiará los planes, proyectos y programas de desarrollo y fomento de la actividad física y el deporte, así como el patrocinio del deporte, la atención integral y seguridad social de los y las atletas. Sus recursos están constituidos por el uno por ciento (1%), sobre la utilidad neta o ganancia contable anual, cuando esta supere las veinte mil unidades tributarias (20.000 U.T.).

Misión del Ministerio del Poder Popular para el Deporte

Garantizar el ejercicio del derecho al deporte y a la actividad física a toda la población en el territorio nacional.

Visión

Ser el órgano rector y articulador de la política de la actividad física y deportiva del país, en función de integrarlas a la cultura de los ciudadanos y ciudadanas, como herramientas para la construcción de la felicidad social.

En este sentido, para el ejercicio fiscal 2014, el Ministerio estima ejecutar los siguientes proyectos:

Modelo de Gestión para la Masificación Deportiva y la Transferencia de Competencia a las Organizaciones del Poder Popular.

El presente proyecto tiene por finalidad desarrollar orientaciones teóricas, metodológicas, procedimentales, legales y estrategias de coordinación para implementar un modelo de gestión para la masificación deportiva, de actividad física y educación física en nueve (09) estados, en sus institutos regionales y municipales que garantice la coherencia de la política nacional.

Fortalecimiento Institucional de los Procesos para la Formación de Talentos Deportivos.

Este proyecto permitirá la articulación institucional de estrategias que brinden apoyo técnico, organizativo y financiero al proceso de detección, selección, captación, formación deportiva y capacitación técnico – táctica de los estudiantes – atletas con talento deportivo, que forman parte de las organizaciones deportivas especializadas, en las disciplinas consideradas estratégicas en el país, mediante la realización de Fase Competitiva Regional, Concentración Nacional de Talentos Deportivos, Dotación de las Unidades Educativas Talento Deportivo y Asistencia y Participación en eventos Nacionales e Internacionales de las Categorías Menores y de las Federaciones.

Promoción Deportiva por la Vida y la Paz

Siguiendo la iniciativa del ciudadano Presidente de la República en el año 2013 el Gobierno de Eficiencia en la Calle y de la Construcción de una Cultura de Convivencia basada en la Vida y la Paz, este proyecto tiene como objetivo asistir a las organizaciones comunitarias de los 79 municipios considerados más vulnerables del país, en términos de violencia, en la formulación y ejecución de propuestas de desarrollo deportivo y de actividad física en las comunidades, mediante clínicas deportivas, promoción de eventos y recuperación de espacios e instalaciones deportivas, que contribuyan a la convivencia pacífica de los grupos vulnerables como los niños, niñas y adolescentes.

Entes adscritos al Despacho del Ministerio del Poder Popular para el Deporte:

- **Instituto Nacional de Deportes (IND).**

  Le corresponde ejecutar políticas tendientes a la universalización de los derechos deportivos de toda la población venezolana mediante la masificación del deporte estudiantil en todos sus niveles y modalidades, la preparación de los atletas de alto rendimiento mejorando el entrenamiento en los aspectos físicos, teóricos y prácticos, la atención integral a los atletas de alto rendimiento para el desarrollo de sus máximas potencialidad, la red nacional de medicina, investigación y ciencias aplicadas al deportes y la consolidación de organizaciones sociales promotoras del deporte, la actividad física y recreación, que atienden a todos los grupos poblacionales a nivel nacional, articulado con el gobierno estadal, municipal, local y comunal, con la implementación de las políticas del Sistema Nacional del Deporte.

- **Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (Fundaexar).**

  Le corresponde ejecutar políticas que garanticen el mejoramiento de localidad del programa de atención a los y las atletas de alto rendimiento en situación de retiro y glorias deportivas, mediante el otorgamiento de ayudas socio-económicas para resolver situaciones de salud, vivienda y otras contingencias que viven nuestros deportistas que en el pasado representaron al país en diversas competencias internacionales.

  El propósito del proyecto es mejorar e impulsar el bienestar familiar y social de su población objetivo, mediante el desarrollo de acciones y actividades de asistencia integral tales como: salud, educación, reparación de viviendas, asesoría legal, pasajes, alimentación, recreación, reconocimiento al mérito, becas y servicios funerarios. Cabe destacar, que el proyecto atenderá a mil quinientos (1.500) beneficiarios, de los ciento diez (110) que atendía anteriormente, dicho incremento obedece a la transferencia de las Glorias Deportivas que antes eran asistidas por la Dirección de Atención Integral al Atleta del Instituto Nacional de Deportes.

- **Instituto Nacional de Hipódromos (en proceso de liquidación)**

De acuerdo al Decreto 422 con Rango y Fuerza de Ley que suprime al Instituto Nacional de Hipódromos (INH) y regula las actividades hípicas de fecha 25 de octubre de 1999, se estableció un cronograma con varias etapas para complementar la liquidación del INH, con permanencia de la actividad hípica en las diferentes hipódromos del país (Caracas, Valencia y Santa Rita).

Por consiguiente los créditos presupuestarios del Presupuesto 2014 se adjudican solamente a las siguientes Acciones Centralizadas.

- **Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)**

La Superintendencia a través de la formulación del Proyecto Plan Acción Social "Hugo Chávez-SUNAHIP", busca el acercamiento como institución pública hacia la colectividad rescatando programas dirigidos a satisfacer las necesidades del entorno social en cuanto a salud, vivienda, educación y recreación, impulsando la corresponsabilidad del Poder Popular en la lucha por la erradicación de la pobreza en todas sus manifestaciones.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
119.841	500062000	Promoción Deportiva por la Vida y por la Paz	programa			10	3.926.264			3.926.264
119.839	500063000	Modelo de Gestión para la Masificación Deportiva y la Transferencia de Competencias a las Organizaciones del Poder Popular	modelo			1	13.036.927			13.036.927
119.835	500064000	Fortalecimiento Institucional de los Procesos para la Formación de Talentos Deportivos	organización			48	33.854.704			33.854.704
	509999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			724.095.720	724.095.720			724.095.720
						TOTAL	774.913.615			774.913.615

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
500001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	350.098.351			350.098.351
500002000	Gestión administrativa	432.112.056			432.112.056
500003000	Previsión y protección social	375.978			375.978
500007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	9.000.000			9.000.000
	TOTAL	**791.586.385**			**791.586.385**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**102**	**127**	**199**	**428**	**20.659.465**	**7.452.946**	**28.112.411**
Altos Funcionarios y de Elección Popular	1			1	35.676	16.924	52.600
Alto Nivel y de Dirección	8	12	24	44	1.577.041	576.312	2.153.353
Profesional y Técnico	19	60	130	209	12.187.675	5.338.768	17.526.443
Personal Administrativo	55	27	32	114	4.226.970	1.515.942	5.742.912
Obrero	19	28	13	60	2.632.103	5.000	2.637.103
Personal Contratado	**246**	**471**		**717**	**35.115.944**		**35.115.944**
Profesional y Técnico	111	246		357	21.017.455		21.017.455
Personal Administrativo	135	225		360	14.098.489		14.098.489
TOTAL	**348**	**598**	**199**	**1.145**	**55.775.409**	**7.452.946**	**63.228.355**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**2**	**2**	**375.978**
Alto Nivel y de Dirección		1	1	102.215
Empleados		1	1	273.763
TOTAL		**2**	**2**	**375.978**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	363.544.647			363.544.647
4.02	Materiales, suministros y mercancías	14.970.529			14.970.529
4.03	Servicios no personales	37.080.954			37.080.954
4.04	Activos reales	4.236.944			4.236.944
4.07	Transferencias y donaciones	1.146.666.926			1.146.666.926
	TOTAL	**1.566.500.000**			**1.566.500.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.130.207.776			1.130.207.776
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.130.207.776			1.130.207.776
4.07.01.03.00	Transferencias corrientes internas al sector público	1.130.207.776			1.130.207.776
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.130.207.776			1.130.207.776
	- A0049 Instituto Nacional de Deportes (IND)	1.118.000.000			1.118.000.000
	- A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR)	12.207.776			12.207.776

PROYECTO:	COD. N.E: 119841 COD. PPTO: 500062000 Promoción Deportiva por la Vida y por la Paz
UNIDAD DE MEDIDA:	programa
CANTIDAD:	Fem.(0) Mas.(0) Total(10)
ASIGNACIÓN PRESUPUESTARIA:	3.926.264
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Insertar en la cultura venezolana el deporte como herramienta de transformación y oportunidad para la creación de valor social.
OBJETIVOS ESPECÍFICOS:	Promover la organización deportiva y actividad física comunitaria en los municipios priorizados en seguridad, mediante programas de clínicas deportivas y formación de líderes por la Vida y la Paz, para lograr la integración y la convivencia pacífica en las comunidades.
RESULTADO:	Ejecución de programas de convivencia comunitaria en los municipios priorizados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	3.366.272					3.366.272
4.07	Transferencias y donaciones	559.992					559.992
	TOTAL	**3.926.264**					**3.926.264**

PROYECTO: COD. N.E: 119839 COD. PPTO: 500063000 Modelo de Gestión para la Masificación Deportiva y la Transferencia de Competencias a las Organizaciones del Poder Popular

UNIDAD DE MEDIDA: modelo

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 13.036.927

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la coordinación y articulación del Ministerio con los demás actores deportivos y órganos del Poder Público a nivel nacional.

OBJETIVOS ESPECÍFICOS: Implementar un modelo de gestión para la masificación deportiva y transferencia de competencias a las organizaciones del Poder Popular en nueve (09) estados del país, con la finalidad de ejecutar las políticas, planes y proyectos de manera articulada y coordinada con el Ministerio.

RESULTADO: Un (01) Modelo de Gestión de Masificación Deportiva que garantice la coherencia de la política nacional en materia de deporte, actividad física y educación física en nueve (09) estados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	9.609.263					9.609.263
4.02	Materiales, suministros y mercancías	222.250					222.250
4.03	Servicios no personales	2.937.538					2.937.538
4.04	Activos reales	267.876					267.876
	TOTAL	**13.036.927**					**13.036.927**

PROYECTO: COD. N.E: 119835 COD. PPTO: 500064000 Fortalecimiento Institucional de los Procesos para la Formación de Talentos Deportivos

UNIDAD DE MEDIDA: organización

CANTIDAD: Fem.(0) Mas.(0) Total(48)

ASIGNACIÓN PRESUPUESTARIA: 33.854.704

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar la atención y formación integral de los atletas

OBJETIVOS ESPECÍFICOS: Fortalecer institucionalmente los procesos para la detección, selección, captación, formación académica y capacitación técnico-táctica de los estudiantes-atletas de las organizaciones deportivas especializadas (Unidades Educativas de Talentos Deportivos, Clubes, Asociaciones y Federaciones Deportivas), en las disciplinas consideradas estratégicas.

RESULTADO: Organizaciones deportivas especializadas con programas de apoyo técnico, organizativo y financiero implementados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.163.638					11.163.638
4.02	Materiales, suministros y mercancías	9.435.279					9.435.279
4.03	Servicios no personales	8.138.539					8.138.539
4.04	Activos reales	1.514.068					1.514.068
4.07	Transferencias y donaciones	3.603.180					3.603.180
	TOTAL	**33.854.704**					**33.854.704**

PROYECTO:	COD. PPTO: 509999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(724.095.720)
ASIGNACIÓN PRESUPUESTARIA:	724.095.720
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Aportes para Financiar los Proyectos de los Entes Descentralizados
OBJETIVOS ESPECÍFICOS:	Aportes para Financiar los Proyectos de los Entes Descentralizados
RESULTADO:	12

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	724.095.720					724.095.720
	TOTAL	**724.095.720**					**724.095.720**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	724.095.720					724.095.720
4.07.01.00.00	Transferencias y donaciones corrientes internas	724.095.720					724.095.720
4.07.01.03.00	Transferencias corrientes internas al sector público	724.095.720					724.095.720
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	724.095.720					724.095.720
	- A0049 Instituto Nacional de Deportes (IND)	712.670.136					712.670.136
	- A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR)	11.425.584					11.425.584

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	342.771.746					342.771.746
4.03	Servicios no personales	7.326.605					7.326.605
	TOTAL	350.098.351					350.098.351

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.313.000					5.313.000
4.03	Servicios no personales	14.232.000					14.232.000
4.04	Activos reales	2.455.000					2.455.000
4.07	Transferencias y donaciones	410.112.056					410.112.056
	TOTAL	432.112.056					432.112.056

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	406.112.056					406.112.056
4.07.01.00.00	Transferencias y donaciones corrientes internas	406.112.056					406.112.056
4.07.01.03.00	Transferencias corrientes internas al sector público	406.112.056					406.112.056
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	406.112.056					406.112.056
	- A0049 Instituto Nacional de Deportes (IND)	405.329.864					405.329.864
	- A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR)	782.192					782.192

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	375.978					375.978
	TOTAL	**375.978**					**375.978**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.080.000					1.080.000
4.07	Transferencias y donaciones	7.920.000					7.920.000
	TOTAL	**9.000.000**					**9.000.000**

52

Ministerio del Poder Popular Para los Pueblos Indígenas

MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para los Pueblos Indígenas (MINPPPI), tiene como misión ser el Órgano rector de políticas gubernamentales para el ámbito indígena, facilita e impulsa el fortalecimiento de la ancestral comunal indígena, como vía para la difusión de políticas creadas de forma colectiva desde la base con fuerza para dar respuestas en lo inmediato, corto y mediano plazo a las necesidades más urgidas de pueblos y comunidades, con el objeto de fortalecer nuestros pueblos originarios y a la Venezuela Bolivariana, Socialista, Multiétnica y Pluricultural.

Para el ejercicio fiscal 2014 el Presupuesto mantiene una estricta coherencia con los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y del Plan Operativo Anual Nacional (POAN) que contempla impulsar la actividad económica sustentada en la política social.

En este sentido, se ejecutarán los siguientes proyectos:

- Optimización de la unidad de estadística en la estructura organizativa del Ministerio del Poder Popular para los Pueblos Indígenas, con una asignación de Bs. 215.500 con la finalidad de generar estadísticas que garanticen su confiabilidad.
- Construcción de viviendas e infraestructuras, consolidando la dignificación y el buen vivir de la población indígena en Venezuela con una asignación de Bs. 57.174.001 tiene como objetivo desarrollar infraestructuras y viviendas dignas para así mejorar las condiciones de vida de los pueblos y comunidades indígenas.
- Atención integral a la población indígena en condición de extrema vulnerabilidad asentadas en el territorio nacional con una asignación presupuestaria de Bs. 41.815.795 teniendo como objetivo atender a 106.429 personas indígenas, mejorando las condiciones de salud de la población indígena, basado en una atención integral y de excelente calidad, con el fin de garantizar la protección del derecho a la salud de los pueblos y comunidades indígenas con estrategias que fortalezcan y amplíen la lucha contra los riesgos sanitarios, favorezcan la cultura de la salud y el desarrollo de oportunidades para elegir estilos de vida saludables.

Fortalecer el desarrollo social de 500 comunidades indígenas a través de las organizaciones y consejos comunales indígenas, con una asignación de Bs. 70.594.814 tiene como objetivo promover la organización de los consejos comunales indígenas, apoyar al crecimiento productivo de los centros

- de formación indígena y la producción agropecuaria, aumentar la flota vehicular para las comunidades indígenas, realizar talleres de formación (ética bidireccional, demarcación de tierra y hábitat).

Los proyectos señalados permitirán dar cumplimiento al Artículo 119 de la Constitución de la República Bolivariana de Venezuela el cual reza: "El Estado reconocerá la existencia de los pueblos y comunidades indígenas, su organización social, política y económica, sus culturas, usos y costumbres, idiomas y religiones, así como su hábitat y derechos ordinarios sobre las tierras que ancestral y tradicionalmente ocupan y que son necesarias para desarrollar y garantizar sus formas de vida. Corresponderá al Ejecutivo Nacional, con la participación de los pueblos indígenas, demarcar y garantizar el derecho a la propiedad colectiva de sus tierras, las cuales serán inalienables, imprescriptibles, inembargables e intransferibles de acuerdo con lo establecido en esta Constitución y la Ley".

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
121.627	520027000	Optimización de la Unidad de Estadística en la estructura organizativa del Ministerio del Poder Popular para los Pueblos Indígenas	población			72.513	215.500			215.500
121.447	520028000	Construcción de viviendas e infraestructuras, consolidando la dignificación y el buen vivir de la población indígena en Venezuela	vivienda			170	57.174.001			57.174.001
121.209	520029000	Atención integral a la población indígena en condición de extrema vulnerabilidad asentadas en el territorio nacional	persona			106.429	41.815.795			41.815.795
120.726	520030000	Fortalecer el desarrollo social de las comunidades indígenas a través de las organizaciones y consejos comunales indígenas	comunidad			500	70.594.814			70.594.814
						TOTAL	169.800.110			169.800.110

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
520001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	17.975.317			17.975.317
520002000	Gestión administrativa	22.224.573			22.224.573
	TOTAL	40.199.890			40.199.890

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**88**	**118**		**206**	**7.416.012**		**7.416.012**
Altos Funcionarios y de Elección Popular	1			1	48.000		48.000
Alto Nivel y de Dirección	40	32		72	2.623.104		2.623.104
Obrero	47	86		133	4.744.908		4.744.908
Personal Contratado	**186**	**173**		**359**	**12.807.684**		**12.807.684**
Personal Administrativo	186	173		359	12.807.684		12.807.684
TOTAL	**274**	**291**		**565**	**20.223.696**		**20.223.696**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	53.000.000			53.000.000
4.02	Materiales, suministros y mercancías	18.102.601			18.102.601
4.03	Servicios no personales	24.793.053			24.793.053
4.04	Activos reales	7.000.000			7.000.000
4.07	Transferencias y donaciones	107.104.346			107.104.346
	TOTAL	**210.000.000**			**210.000.000**

PROYECTO:	COD. N.E: 121627 COD. PPTO: 520027000 Optimización de la Unidad de Estadística en la estructura organizativa del Ministerio del Poder Popular para los Pueblos Indígenas
UNIDAD DE MEDIDA:	población
CANTIDAD:	Fem.(0) Mas.(0) Total(72.513)
ASIGNACIÓN PRESUPUESTARIA:	215.500
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Contar con una data de estadísticas actualizadas que nos permita tomar decisiones acertadas para garantizar la atención integral de los pueblos y comunidades indígenas
OBJETIVOS ESPECÍFICOS:	Instrumentar el registro de la información que se genere en el ministerio en relación a la situación de la Comunidades Indígenas, así como el seguimiento a los proyectos ejecutados por este organismo
RESULTADO:	Contar con una base de datos y registros estadísticos confiable de la población indígena venezolana

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	161.500					161.500
4.03	Servicios no personales	54.000					54.000
	TOTAL	**215.500**					**215.500**

PROYECTO: COD. N.E: 121447 COD. PPTO: 520028000 Construcción de viviendas e infraestructuras, consolidando la dignificación y el buen vivir de la población indígena en Venezuela

UNIDAD DE MEDIDA: vivienda

CANTIDAD: Fem.(0) Mas.(0) Total(170)

ASIGNACIÓN PRESUPUESTARIA: 57.174.001

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar los planes de viviendas en consideración de cada pueblo indígena, implantando la estabilidad colectiva y mejor calidad de vida. Abordado por la políticas públicas que le brinda el proceso revolucionario

OBJETIVOS ESPECÍFICOS: Mejorar las condiciones de vida de la población indígena a través de planes de viviendas en conformidad a las políticas públicas que brinda el estado

RESULTADO: 17 comunidades beneficiadas con la construcciones de 170 viviendas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	500.000					500.000
4.03	Servicios no personales	2.474.001					2.474.001
4.04	Activos reales	200.000					200.000
4.07	Transferencias y donaciones	54.000.000					54.000.000
	TOTAL	**57.174.001**					**57.174.001**

PROYECTO:	COD. N.E: 121209 COD. PPTO: 520029000 Atención integral a la población indígena en condición de extrema vulnerabilidad asentadas en el territorio nacional
UNIDAD DE MEDIDA:	persona
CANTIDAD:	Fem.(0) Mas.(0) Total(106.429)
ASIGNACIÓN PRESUPUESTARIA:	41.815.795
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Desarrollar condiciones de vida en los pueblos y comunidades indígenas, con la finalidad de minimizar los riesgos, fomentando la prevención a sus diferentes niveles y crear actitudes positivas que mejoren y prolonguen la calidad de vida
OBJETIVOS ESPECÍFICOS:	Satisfacer la necesidades de atención inmediata (primarias) de la población indígena que se encuentra en condiciones críticas
RESULTADO:	106.429 indígenas en mejores condiciones vida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.260.995					11.260.995
4.02	Materiales, suministros y mercancías	1.150.000					1.150.000
4.03	Servicios no personales	2.100.000					2.100.000
4.04	Activos reales	100.000					100.000
4.07	Transferencias y donaciones	27.204.800					27.204.800
	TOTAL	**41.815.795**					**41.815.795**

PROYECTO: COD. N.E: 120726 COD. PPTO: 520030000 Fortalecer el desarrollo social de las comunidades indígenas a través de las organizaciones y consejos comunales indígenas

UNIDAD DE MEDIDA: comunidad

CANTIDAD: Fem.(0) Mas.(0) Total(500)

ASIGNACIÓN PRESUPUESTARIA: 70.594.814

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer la participación social y el crecimiento productivo de los pueblos y comunidades indígenas

OBJETIVOS ESPECÍFICOS: Promover la organización de los consejos comunales, aumentar los insumos y productos agrícolas para el crecimiento productivos de los centros de formación indígenas y producción agropecuaria, aumentar y mejorar las unidades de transporte en el desarrollo de las comunidades indígenas, construcción y acondicionamiento de los espacios físicos para las practicas ancestrales, promover la participación de los pueblos indígenas en el marco de convenios y eventos internacionales, aumentar el número de talleres de demarcación para garantizar el derecho originario de los pueblos y comunidades indígenas

RESULTADO: 500 comunidades beneficiadas con financiamiento a través de consejos comunales, organizaciones y frentes indígenas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	24.013.689					24.013.689
4.02	Materiales, suministros y mercancías	8.576.101					8.576.101
4.03	Servicios no personales	7.405.478					7.405.478
4.04	Activos reales	4.700.000					4.700.000
4.07	Transferencias y donaciones	25.899.546					25.899.546
	TOTAL	**70.594.814**					**70.594.814**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	17.725.316					17.725.316
4.03	Servicios no personales	250.001					250.001
	TOTAL	**17.975.317**					**17.975.317**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.715.000					7.715.000
4.03	Servicios no personales	12.509.573					12.509.573
4.04	Activos reales	2.000.000					2.000.000
	TOTAL	**22.224.573**					**22.224.573**

53

Ministerio del Poder Popular para el Comercio

MINISTERIO DEL PODER POPULAR PARA EL COMERCIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para el Comercio (MINCOMERCIO), creado mediante Decreto Presidencial N° 6.626, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.130 de fecha 03/03/2009 y constituido por los Viceministerios de Comercio Exterior e Interior, Unidades Desconcentradas y Entes Adscritos, constituye un soporte organizacional del Estado, para diseñar y desarrollar las políticas que contribuyan al crecimiento económico de la Nación.

Las metas del Ministerio para el ejercicio fiscal 2014, se enmarcan en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, el mismo contempla cinco grandes objetivos históricos a saber:

- Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: La Independencia Nacional.
- Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello salvaguardar la mayor suma de seguridad social, la mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo.
- Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
- Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar, que permita lograr el equilibrio del universo y garantizar la paz planetaria.
- Preservar la vida en el planeta y salvar a la especie humana.

Dentro de las competencias de MINCOMERCIO se encuentra la de formular, regular y ejecutar políticas, planes y proyectos, orientados a la regulación de precios, revisar los efectos negativos de prácticas desleales del comercio internacional, así como, la promoción de la inversión nacional y extranjera, las negociaciones comerciales internacionales y la libre competencia, entre otras.

Igualmente tiene dentro de sus competencias la provisión de bienes, prestación de servicios y obras requeridas por el Estado Venezolano, la propiedad intelectual, la defensa de las personas en el acceso de los bienes y servicios, así como ejercer la rectoría en materia de calidad, incluyendo la normalización, certificación, acreditación, metrología y reglamentos técnicos para la producción de bienes y servicios.

Para el año 2014, el presupuesto asignado al Ministerio del Poder Popular para el Comercio asciende a la cantidad de Bs. 503.500.000, destinándose a las Acciones Centralizadas Bs. 413.265.436, las cuales incluyen Bs. 61.588.012 para la Superintendencia Nacional de Costos y Precios (Sundecop) y Bs. 71.769.182 para el Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (Indepabis); a los Aportes y Transferencias para Financiar los Proyectos de los Entes Bs. 50.224.464, (Sundecop Bs. 48.384.228 e Indepabis Bs. 1.840.236); y a los proyectos a ser ejecutados por el Ministerio Bs. 40.010.100.

Las unidades desconcentradas del Ministerio son:

COMISIÓN ANTIDUMPING Y SOBRE SUBSIDIOS (CASS)

La Comisión Antidumping y Sobre Subsidios, es la encargada de proteger a la producción nacional, de los efectos negativos causados por prácticas desleales del comercio internacional e incremento de importaciones. Para el año 2014, se ha planteado impulsar la defensa y promoción de la producción nacional, preservando y ampliando las opciones de protección comercial para el fortalecimiento de las capacidades productivas de los sectores estratégicos nacionales, en el marco de la nueva concepción de las relaciones económicas internacionales, en tal sentido, con una asignación de Bs. 4.621.500, se tiene programado: monitorear el intercambio comercial con los países de la CAN, Cuba y terceros países; participar activamente en materia de defensa comercial en el ámbito multilateral, regional y bilateral; generar propuestas para la promoción del comercio leal y justo; y detectar espacios y mecanismos para proteger y fomentar la producción nacional.

SUPERINTENDENCIA PARA LA PROMOCIÓN Y PROTECCIÓN DE LA LIBRE COMPETENCIA (PROCOMPETENCIA)

La Superintendencia para la Promoción y Protección de la Libre Competencia, busca regular y controlar las concentraciones económicas y evitar las prácticas ilícitas de comercio, además de instruir y organizar a la comunidad en miras de su participación protagónica y bajo el principio de comercio justo. La asignación presupuestaria establecida para el 2014, es de Bs. 14.625.000, los cuales serán destinados al control de los monopolios y las prácticas ilícitas del comercio, dentro de la perspectiva del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, con miras al impulso de nuevas formas de organización de la producción que pongan al servicio de la sociedad los medios de producción e incentiven la generación de tejido productivo, bajo un nuevo metabolismo para la transición al socialismo, siendo la política avanzar en la conformación de la nueva estructura social.

SUPERINTENDENCIA DE INVERSIONES EXTRANJERAS (SIEX)

En el marco de las competencias, que por Ley, tiene asignada la Superintendencia de Inversiones Extranjeras (SIEX), se encuentran impulsar la inversión productiva extranjera y garantizar la transferencia de tecnología hacia el país, mediante las siguientes acciones: promover, captar, proteger y registrar los flujos de capitales en las actividades productivas, a través de las inversiones realizadas en empresas nacionales, mixtas y extranjeras, e igualmente registrar y fiscalizar los contratos de transferencia de tecnología. La asignación presupuestaria establecida para el 2014, es de Bs. 18.252.000, los cuales serán destinados al direccionamiento estratégico de la inversión extranjera directa, hacia el modelo de producción socialista.

Entre los entes adscritos al Ministerio se encuentran:

INSTITUTO PARA LA DEFENSA DE LAS PERSONAS EN EL ACCESO A LOS BIENES Y SERVICIOS (INDEPABIS)

El Instituto para la Defensa de las Personas en el Acceso a los Bienes y Servicios, tiene como objetivo fundamental defender, proteger y salvaguardar los derechos e intereses individuales y colectivos en el acceso a los bienes y servicios, además de luchar contra el acaparamiento, la especulación y la guerra económica. Dentro del proyecto para el año 2014, se procura la participación activa y protagónica del Poder Popular, razón por la cual, se requiere que dichas acciones estén orientadas a la formación y capacitación de las personas naturales y jurídicas en el acceso a los bienes y servicios, de allí que el resultado esperado es externo y de cobertura nacional. Para cumplir con dichos objetivos, el Ministerio del Poder Popular para el Comercio, le asigna para el ejercicio económico –financiero 2014, la cantidad de Bs. 73.609.418.

SUPERINTENDENCIA NACIONAL DE COSTOS Y PRECIOS (SUNDECOP)

La Superintendencia Nacional de Costos y Precios tiene entre sus principales funciones:

- Garantizar el cumplimiento de la Ley de Costos y Precios Justos, mediante el rol protagónico-participativo del Poder Popular y el posicionamiento institucional de la SUNDECOP, en aras de contribuir a la estabilidad de precios, así como el acceso de la población a los bienes y servicios.

- Establecer una política de precios, a partir de los costos de producción, que apunte a transformar las relaciones económicas capitalistas, buscando obtener una justa relación costo-precio, que contribuya a la consolidación del modelo socialista.
- Contribuir a la consolidación de una dinámica socialista, entre los sujetos económicos y sociales (públicos y privados) vinculados a la elaboración de la política de precios, que fortalezcan la construcción del Estado Comunal.
- Promover una conciencia social sobre patrones de consumo, orientada a la satisfacción de necesidades reales que contribuyan a la consolidación del modelo de producción socialista.
- Fortalecer la participación del Poder Popular, incorporándolo a los procesos de planificación, ejecución y contraloría de las políticas en materia de costos y precios.

Para cumplir con dichos objetivos, el Ministerio del Poder Popular para el Comercio, le asigna para el ejercicio económico –financiero 2014, la cantidad de Bs. 109.972.240.

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (SENCAMER)

El Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (Sencamer) para el año 2014, continuará dando cumplimiento al Sistema Venezolano para la Calidad y la Ley de Metrología, mediante el fortalecimiento de los subsistemas de normalización, metrología, acreditación, certificación y reglamentaciones técnicas y ensayos; asimismo, promoverá el desarrollo de los servicios que presta, mediante la evaluación de entes y organismos para la acreditación, la calibración de equipos e instrumentos, la conformación de productos según los reglamentos, además de establecer los parámetros para la acreditación de organismos de evaluación de la conformidad, evaluar y controlar las autorizaciones de uso de la marca Norven. Igualmente, proseguirá en la adecuación del Sistema Venezolano de Calidad, al nuevo modelo productivo socialista para atender las necesidades y exigencias de las empresas en materia de calidad, y así dar cumplimiento al Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (SAPI)

El Servicio Autónomo de la Propiedad Intelectual (SAPI), tiene como visión impulsar las transformaciones en el marco jurídico existente en materia de derecho de autor, marcas y patentes, a fin de crear un nuevo modelo productivo socialista, que contribuya a la democratización y acceso de las tecnologías y las creaciones artísticas a todo el pueblo venezolano. Para el ejercicio fiscal 2014, se busca optimizar la prestación del servicio y trascender en función de incluir nuevas acciones en relación a la socialización de los conocimientos y la protección de los creadores y creadoras, autores y autoras, y compositores y compositoras, garantizándoles una distribución justa de los beneficios obtenidos por la comercialización de obras y nuevas creaciones.

FUNDACIÓN BANCO DE COMERCIO EXTERIOR (Fundabancoex)

La Fundación Banco de Comercio Exterior (Fundabancoex), fue creada con la finalidad de fortalecer y masificar el desarrollo endógeno integral, con énfasis en el ámbito socio-cultural, orientado a insertar y fomentar el intercambio de los valores culturales típicos nacionales en los distintos espacios sociales; promover y apoyar la producción y exportación de valores culturales de orígenes artísticos, literarios, artesanales y musicales, particularmente, los producidos por los pueblos y comunidades indígenas, manteniendo los procesos de producción tradicional bajo los principios de cooperación, solidaridad, justo intercambio e igualdad de género; así como, los elaborados por las industrias populares y/o empresas de productos típicos, emprendedoras e innovadoras, sustentables, con potencial exportador e integrador.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
121.731	530047000	Fortalecimiento de los mecanismos aplicados al sistema alternativo de distribución y comercialización de bienes y servicios.	Operativo			40	702.000			702.000
121.104	530048000	Impulso y actualización de las Oficinas Regionales	Oficina			22	1.107.600			1.107.600
122.635	530049000	Identificación y consolidación de la oferta exportable de la República Bolivariana de Venezuela en el Mercado Mundial. Fase II.	Informe			15	351.000			351.000
122.598	530050000	Fortalecimiento de los Espacios Alternativos de Integración e Intercambio Comercial de la República Bolivariana de Venezuela. Fase II.	Documento			68	351.000			351.000
122.088	530051000	Control de los Monopolios y las prácticas ilícitas del comercio dentro de la perspectiva del Plan Patria.	Acto			81	14.625.000			14.625.000
121.155	530052000	Impulsar la defensa y promoción de la producción nacional, bajo la nueva orientación de los mecanismos de defensa comercial (Segunda Fase)	Documento			22	4.621.500			4.621.500
121.742	530053000	Direccionamiento estratégico de la inversión extranjera directa hacia el modelo de producción socialista.	Empresa			365	18.252.000			18.252.000
	539999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			50.224.464	50.224.464			50.224.464
		TOTAL					90.234.564			90.234.564

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
530001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	186.176.633			186.176.633
530002000	Gestión administrativa	152.361.543			152.361.543
530003000	Previsión y protección social	74.727.260			74.727.260
	TOTAL	**413.265.436**			**413.265.436**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**310**	**216**	**1**	**527**	**17.266.106**	**7.893.891**	**25.159.997**
Altos Funcionarios y de Elección Popular		1		1	25.242		25.242
Alto Nivel y de Dirección	1	3	1	5	111.231		111.231
Directivo	17	16		33	512.827		512.827
Profesional y Técnico	86	56		142	5.434.959	1.064.317	6.499.276
Personal Administrativo	48	31		79	2.304.755	2.417.789	4.722.544
Obrero	158	109		267	8.877.092	4.411.785	13.288.877
Personal Contratado	**177**	**113**		**290**	**11.978.375**		**11.978.375**
Personal Administrativo	177	113		290	11.978.375		11.978.375
TOTAL	**487**	**329**	**1**	**817**	**29.244.481**	**7.893.891**	**37.138.372**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**196**	**187**	**383**	**24.041.878**
Obreros	150	133	283	17.763.625
Empleados	46	54	100	6.278.253
Jubilados	**588**	**194**	**782**	**50.685.382**
Alto Nivel y de Dirección	62	18	80	5.185.205
Obreros	20	28	48	3.111.123
Empleados	506	148	654	42.389.054
TOTAL	**784**	**381**	**1.165**	**74.727.260**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	218.726.198			218.726.198
4.02	Materiales, suministros y mercancías	4.126.002			4.126.002
4.03	Servicios no personales	16.277.685			16.277.685
4.04	Activos reales	1.311.605			1.311.605
4.07	Transferencias y donaciones	263.058.510			263.058.510
	TOTAL	**503.500.000**			**503.500.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	183.581.658			183.581.658
4.07.01.00.00	Transferencias y donaciones corrientes internas	183.581.658			183.581.658
4.07.01.03.00	Transferencias corrientes internas al sector público	183.581.658			183.581.658
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	183.581.658			183.581.658
	- A0240 Superintendencia Nacional de Costos y Precios	109.972.240			109.972.240
	- A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)	73.609.418			73.609.418

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	4.749.592			4.749.592
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.749.592			4.749.592
4.07.01.01.00	Transferencias corrientes internas al sector privado	4.749.592			4.749.592
4.07.01.01.73	Subsidios a instituciones benéficas privadas	4.434.592			4.434.592
	- S2309 Asociación Civil Alba Socialista (ALBA)	4.434.592			4.434.592
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	315.000			315.000
	- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	300.000			300.000
	- S1751 Asociación de Jubilados y Pensionados de Corpoindustria (ASOJUBI)	15.000			15.000

PROYECTO: COD. N.E: 121731 COD. PPTO: 530047000 Fortalecimiento de los mecanismos aplicados al sistema alternativo de distribución y comercialización de bienes y servicios.

UNIDAD DE MEDIDA: Operativo

CANTIDAD: Fem.(0) Mas.(0) Total(40)

ASIGNACIÓN PRESUPUESTARIA: 702.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Imponer progresivamente el predominio de la propiedad social directa e indirecta sobre los medios de distribución en área estratégicas de interés social.

OBJETIVOS ESPECÍFICOS: Mejorar la distribución y comercialización de bienes y servicios que requiere el pueblo venezolano de manera oportuna, con parámetros de calidad y a precios justos, con la inclusión y participación permanente de todas las formas de producción, con especial énfasis en la producción comunal y en las pymes.

RESULTADO: Pleno abastecimiento de bienes y servicios que se comercializan en el país.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	165.000					165.000
4.03	Servicios no personales	275.000					275.000
4.04	Activos reales	262.000					262.000
	TOTAL	**702.000**					**702.000**

PROYECTO: COD. N.E: 121104 COD. PPTO: 530048000 Impulso y actualización de las Oficinas Regionales

UNIDAD DE MEDIDA: Oficina

CANTIDAD: Fem.(0) Mas.(0) Total(22)

ASIGNACIÓN PRESUPUESTARIA: 1.107.600

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Afinar la regulación de precios para alcanzar un régimen efectivo sobre los productos declarados de primera necesidad a fin de impedir la especulación.

OBJETIVOS ESPECÍFICOS: Adecuar las 17 Oficinas Regionales existentes y crear cinco nuevas sedes, mediante la dotación de equipos de computación, mobiliario, implementación de sistemas, entre otros, con la finalidad de que las mismas presten un servicio óptimo a los usuarios en las regiones.

RESULTADO: 22 Oficinas Regionales fortalecidas y con plena presencia del Ministerio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	259.929					259.929
4.03	Servicios no personales	242.671					242.671
4.04	Activos reales	605.000					605.000
	TOTAL	1.107.600					1.107.600

PROYECTO:	COD. N.E: 122635 COD. PPTO: 530049000 Identificación y consolidación de la oferta exportable de la República Bolivariana de Venezuela en el Mercado Mundial. Fase II.
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	Fem.(0) Mas.(0) Total(15)
ASIGNACIÓN PRESUPUESTARIA:	351.000
OBJETIVO HISTÓRICO:	Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Generar ejes geoeconómicos de intercambio entre los pueblos del sur, sobre los criterios de unión de los pueblos, complementaridad y solidaridad (Rutas del ALBA).
OBJETIVOS ESPECÍFICOS:	Garantizar la identificación, consolidación y participación de la oferta exportable de la República Bolivariana de Venezuela en los diferentes ámbitos del mercado mundial. Fase II.
RESULTADO:	Oferta exportable identificada y promocionada en 15 mercados internacionales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	136.506					136.506
4.03	Servicios no personales	185.412					185.412
4.04	Activos reales	29.082					29.082
	TOTAL	**351.000**					**351.000**

PROYECTO: COD. N.E: 122598 COD. PPTO: 530050000 Fortalecimiento de los Espacios Alternativos de Integración e Intercambio Comercial de la República Bolivariana de Venezuela. Fase II.

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(68)

ASIGNACIÓN PRESUPUESTARIA: 351.000

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generar ejes geoeconómicos de intercambio entre los pueblos del sur, sobre los criterios de unión de los pueblos, complementaridad y solidaridad (Rutas del ALBA).

OBJETIVOS ESPECÍFICOS: Fortalecer las relaciones comerciales de Venezuela con países estratégicos.

RESULTADO: Vínculos comerciales fortalecidos con países estratégicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	158.677					158.677
4.03	Servicios no personales	186.860					186.860
4.04	Activos reales	5.463					5.463
	TOTAL	351.000					351.000

PROYECTO:	COD. N.E: 122088 COD. PPTO: 530051000 Control de los Monopolios y las prácticas ilícitas del comercio dentro de la perspectiva del Plan Patria.
UNIDAD DE MEDIDA:	Acto
CANTIDAD:	Fem.(0) Mas.(0) Total(81)
ASIGNACIÓN PRESUPUESTARIA:	14.625.000
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Contribuir al desarrollo del nuevo modelo productivo a través de la eliminación y/o control de los monopolios en la cadena de valor, aplicando políticas e instrumentos legales que impidan las concentraciones económicas desfavorables, las prácticas ilícitas del comercio, en el marco de los acuerdos de integración económica latinoamericana.
OBJETIVOS ESPECÍFICOS:	Velar porque la economía esté exenta de prácticas ilícitas del comercio a través de la realización de estudios económicos y legales, aplicación de sanciones y recomendaciones de políticas públicas para el desarrollo de un nuevo modelo productivo diversificado en aras de superar el modelo productivo rentista, en el marco de la integración económica latinoamericana.
RESULTADO:	Disminución de las prácticas ilícitas y el índice de inflación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.519.000					12.519.000
4.02	Materiales, suministros y mercancías	694.080					694.080
4.03	Servicios no personales	1.187.460					1.187.460
4.04	Activos reales	224.460					224.460
	TOTAL	**14.625.000**					**14.625.000**

PROYECTO: COD. N.E: 121155 COD. PPTO: 530052000 Impulsar la defensa y promoción de la producción nacional, bajo la nueva orientación de los mecanismos de defensa comercial (Segunda Fase)

UNIDAD DE MEDIDA: Documento

CANTIDAD: Fem.(0) Mas.(0) Total(22)

ASIGNACIÓN PRESUPUESTARIA: 4.621.500

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Utilizar los mecanismos de defensa comercial para la protección y promoción de la producción nacional (medidas antidumping, subsidios y salvaguardas)

OBJETIVOS ESPECÍFICOS: Defender y promover la producción nacional bajo la nueva orientación que se ha otorgado a los mecanismos de defensa comercial (medidas antidumping, sobre subvenciones y medidas de salvaguarda), preservando y ampliando las opciones de protección comercial para el fortalecimiento de las capacidades productivas de los sectores estratégicos nacionales.

RESULTADO: Informes de recomendación de medidas a adoptar para proteger y/o promover sectores productivos específicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.223.440					4.223.440
4.02	Materiales, suministros y mercancías	338.261					338.261
4.03	Servicios no personales	59.799					59.799
	TOTAL	**4.621.500**					**4.621.500**

PROYECTO:	COD. N.E: 121742 COD. PPTO: 530053000 Direccionamiento estratégico de la inversión extranjera directa hacia el modelo de producción socialista.
UNIDAD DE MEDIDA:	Empresa
CANTIDAD:	Fem.(0) Mas.(0) Total(365)
ASIGNACIÓN PRESUPUESTARIA:	18.252.000
OBJETIVO HISTÓRICO:	Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Contribuir al desarrollo del modelo productivo socialista, administrando el registro de la inversión nacional y extranjera, con orientación productiva y cónsona transferencia tecnológica, en concordancia con las políticas institucionales del ente rector
OBJETIVOS ESPECÍFICOS:	Direccionar estratégicamente la inversión extranjera directa hacia el modelo de producción socialista.
RESULTADO:	Servicio de registro, fiscalización y control de la inversión productiva y emisión de sus estadísticas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	16.287.125					16.287.125
4.02	Materiales, suministros y mercancías	753.562					753.562
4.03	Servicios no personales	1.025.713					1.025.713
4.04	Activos reales	185.600					185.600
	TOTAL	**18.252.000**					**18.252.000**

PROYECTO: COD. PPTO: 539999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(50.224.464)

ASIGNACIÓN PRESUPUESTARIA: 50.224.464

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes descentralizados sin fines empresariales, adscritos al Ministerio del Poder Popular para el Comercio

OBJETIVOS ESPECÍFICOS: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes descentralizados sin fines empresariales, adscritos al Ministerio del Poder Popular para el Comercio

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	50.224.464					50.224.464
	TOTAL	**50.224.464**					**50.224.464**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	50.224.464					50.224.464
4.07.01.00.00	Transferencias y donaciones corrientes internas	50.224.464					50.224.464
4.07.01.03.00	Transferencias corrientes internas al sector público	50.224.464					50.224.464
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	50.224.464					50.224.464
	- A0240 Superintendencia Nacional de Costos y Precios	48.384.228					48.384.228
	- A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)	1.840.236					1.840.236

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	185.696.633					185.696.633
4.03	Servicios no personales	480.000					480.000
	TOTAL	**186.176.633**					**186.176.633**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.619.987					1.619.987
4.03	Servicios no personales	12.634.770					12.634.770
4.07	Transferencias y donaciones	138.106.786					138.106.786
	TOTAL	**152.361.543**					**152.361.543**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	133.357.194					133.357.194
4.07.01.00.00	Transferencias y donaciones corrientes internas	133.357.194					133.357.194
4.07.01.03.00	Transferencias corrientes internas al sector público	133.357.194					133.357.194
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	133.357.194					133.357.194
	- A0240 Superintendencia Nacional de Costos y Precios	61.588.012					61.588.012
	- A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)	71.769.182					71.769.182

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.749.592					4.749.592
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.749.592					4.749.592
4.07.01.01.00	Transferencias corrientes internas al sector privado	4.749.592					4.749.592
4.07.01.01.73	Subsidios a instituciones benéficas privadas	4.434.592					4.434.592
	- S2309 Asociación Civil Alba Socialista (ALBA)	4.434.592					4.434.592
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	315.000					315.000
	- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	300.000					300.000
	- S1751 Asociación de Jubilados y Pensionados de Corpoindustria (ASOJUBI)	15.000					15.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	74.727.260					74.727.260
	TOTAL	**74.727.260**					**74.727.260**

54

Ministerio del Poder Popular para la Salud

MINISTERIO DEL PODER POPULAR PARA LA SALUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para la Salud (MPPS) está comprometido con el logro de los grandes objetivos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, con la convicción de continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela como alternativa al modelo del capitalismo salvaje, camino esencial para alcanzar la suprema felicidad social del pueblo.

Fundamentados en el Lineamiento político del Segundo Objetivo Histórico: *"Continuar construyendo el socialismo bolivariano del siglo XXI"* y con ello asegurar *"la mayor suma de felicidad posible, la mayor suma de seguridad social y la mayor suma de estabilidad política para nuestro pueblo"*; moldeando un sistema de relaciones sociales de producción sustentado en los valores del saber y el trabajo, al servicio de la satisfacción plena de las necesidades humanas: alimentación, agua, electricidad, vestido, vivienda y hábitat, transporte, salud, educación, cultura, ciencia y tecnología; se propone:

- Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud (SPNS) basado en el Sistema Barrio Adentro como eje integrador de la red única de servicios, con rectoría única y financiamiento asegurado.
- Promover la actuación sobre las determinantes sociales de la salud que incidan en la calidad de vida de niños, niñas y adolescentes; adultos y adultas mayores, personas con discapacidad, personas en situación de calle, personas con adicciones, población sexo-género-diversa, así como en la reducción de la morbi-mortalidad prematura y evitable con énfasis en mortalidad materna, mortalidad en menores de 5 años, sobrepeso y sedentarismo.
- Organizar la red de servicios del Sistema Público Nacional de Salud a través del sistema de referencia y contrarreferencia nacional, la promoción de la salud, prevención y calidad de vida hasta la atención especializada y de rehabilitación, basado en espacios geográficos, servidos por las Áreas de Salud Integral Comunitarias (ASIC).
- Reducir las brechas e inequidades en la salud de la población, priorizando la atención de los grupos más vulnerables, incorporando trasversalmente el enfoque de género en salud, la etnicidad, la promoción de la salud y la prevención de las enfermedades, garantizando tratamiento oportuno y rehabilitación de calidad en los niveles de atención en salud basados en Barrio Adentro I, II, III y IV.
- Impulsar la participación protagónica del Poder Popular y promover la contraloría social en los espacios de articulación intersectorial y en las instancias institucionales, para la promoción de calidad de vida y salud a través de la red nacional de Comités de Salud.
- Promover la conformación de territorios sociales que fortalezcan la convivencia solidaria y la seguridad ciudadana en lo cotidiano de la vida familiar y comunal, así como la liberación frente a riesgos controlables mediante la consolidación de las Áreas de Salud Integral Comunitarias (ASIC) como integradores de acciones de fortalecimiento local y base del funcionamiento en red del SPNS.
- Consolidar la capacidad soberana e independencia científica y tecnológica necesarias para la salud de la población, coordinando con las universidades y los centros de investigación, el desarrollo de una política nacional de formación de profesionales y técnicos y una industria nacional de producción de medicamentos e insumos para la salud, orientados a dar respuesta en el ámbito nacional con la posibilidad de consolidar mecanismos que fortalezcan la solidaridad internacional y el liderazgo de Venezuela en las agendas internacionales.

- Disminuir progresivamente la transferencia de recursos financieros asignados a la salud hacia el sector privado de la prestación de servicios; disminuyendo los montos y coberturas de los seguros, así como su inclusión en las contrataciones colectivas y regulando los costos de los servicios que los establecimientos privados de salud presten a los pacientes asegurados por instituciones públicas.

Bajo estas orientaciones se desarrollan políticas, programas y proyectos enfocados en:

- Articular todos los niveles de protección, promoción, prevención y atención integral y rehabilitación a la salud individual y colectiva en el marco de Áreas de Salud Integral Comunitarias, unificando en un solo Sistema la atención que actualmente prestan los subsistemas dependientes del MPPS, el Seguro Social, la Sanidad Militar y el IPASME.
- Garantizar el cumplimiento de la Norma Oficial para la atención integral de la Salud Sexual y Reproductiva en todo el Sistema Público Nacional de Salud.
- Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud con Barrio Adentro como eje integrador de la red única de servicio, integrando los establecimientos de salud tradicionales al mencionado esquema de prestación de servicios.
- Garantizar el financiamiento del Sistema Público Nacional de Salud a través de la integración de los recursos financieros asignados al mismo en un fondo de salud.
- Ampliar la cobertura de atención médica a través del suministro de insumos y equipamientos de los Consultorios Populares, con el fin de garantizar servicios gratuitos, oportunos y de calidad a los pacientes que asisten a la red de atención primaria.
- Proporcionar atención integral en salud a la población que presente diversas patologías y requiera de acciones o intervenciones de complejidad intermedia, provenientes del primer nivel de atención.
- Desarrollar las capacidades nacionales para la producción y distribución nacional de insumos para la salud (medicamentos, vacunas, equipos médicos y material médico quirúrgico) evaluando y reimpulsando los convenios y proyectos nacionales e internacionales existentes.
- Garantizar la continuidad de la formación de recursos humanos para el sector salud, a través de la ampliación del Programa Nacional de Formación de Médicos Integrales Comunitarios, Enfermeras Integrales Comunitarias y de Especializaciones Médicas Priorizadas.
- Profundizar la participación protagónica del Poder Popular en la ejecución y seguimiento de las políticas públicas, para la promoción de la calidad de vida y salud en los territorios sociales a través de la red nacional de Comités de Salud, los Consejos Comunales y las Defensorías de la Salud y su acercamiento a las instancias decisorias del MPPS a través de las tecnologías de la información y comunicación.
- Promover la intersectorialidad en el desarrollo de políticas públicas para incentivar la información, educación y promoción de la salud, articuladamente con los Ministerios del Poder Popular que compartan responsabilidades en las acciones correspondientes a este Ministerio la asesoría técnica y el establecimiento de estrategias; ambas con énfasis en los aspectos educativos y preventivos.
- Rediseñar e impulsar las Áreas de Salud Integral Comunitarias con el apoyo del INE, incorporando los subsistemas dependientes del MPPS, el Seguro Social, la Sanidad Militar y el IPASME.
- Generar capacidades en los trabajadores y trabajadoras para la promoción de la calidad de vida y salud, prevención de los factores de riesgo, diagnóstico precoz, atención integral y control en la población.
- Desarrollar políticas públicas y acciones sectoriales e intersectoriales de promoción de la salud y prevención de enfermedades y acciones sobre los determinantes sociales, fomentando comportamientos positivos para la salud.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
N.E	Ppto.								
119474	540141000	Reorganización de la red de establecimientos del I Nivel de atención en las Áreas de Salud Integral Comunitaria (ASIC) como parte estructural y funcional del I Nivel de Atención en Salud	01-01-13	31-12-16	1.294.618	1.464.274	9.543.812	9.543.812	21.846.516
122897	540195000	Fortalecimiento de la seguridad radiológica en salud	01-01-14	31-12-16		4.924.375	5.287.616	5.287.617	15.499.608
				TOTAL	**1.294.618**	**6.388.649**	**14.831.428**	**14.831.429**	**37.346.124**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
119.474	540141000	Reorganización de la red de establecimientos del I Nivel de atención en las Áreas de Salud Integral Comunitaria (ASIC) como parte estructural y funcional del I Nivel de Atención en Salud	organización			600	1.464.274			1.464.274
122.133	540167000	Fortalecimiento de los establecimientos adscritos a la Dirección Estatal de Salud Barinas.	consulta			1.148.808	291.311.165	45.003.308		336.314.473
122.132	540168000	Consolidación de un Sistema de Información en Salud para el Ministerio del Poder Popular para la Salud.	informe			3.105	3.606.693	1.487.546		5.094.239
121.943	540169000	Consolidación de la Red de Clínicas Populares en el segundo Nivel de Atención en el Marco del Sistema Público Nacional de Salud	paciente	814.866	848.125	1.662.991	25.432.676	34.623.932		60.056.608
121.827	540170000	Acceso racional y oportuno a medicamentos, material médico quirúrgico considerados como esenciales	unidad			8.500.000	26.220.000	19.780.000		46.000.000
121.673	540171000	Fortalecimiento de la gestión de las dependencias estadales de salud a nivel nacional, para el adecuado funcionamiento de la red ambulatoria convencional (ambulatorios urbanos tipo II y III) haciendo énfasis en el modelo de atención de la salud integral.	actuación			1.241	20.489.518			20.489.518
121.598	540172000	Fortalecimiento de la actividad de Trasplante en Venezuela	trasplante			586	42.000.000			42.000.000
121.560	540173000	Fortalecimiento de los servicios de salud del SPNS que atienden a pacientes con Enfermedades Crónicas No Transmisibles (ECNT)	supervisión			42	40.970.188			40.970.188
121.557	540174000	Atención Integral, oportuna y de calidad a pacientes con patologías de Alto Costo que requieren insumos y equipos para la resolución médica.	servicio			286	184.453.794			184.453.794
121.549	540175000	Formación, investigación y desarrollo del conocimiento técnico, tecnológico y humano en salud, orientado a la consolidación del Sistema Público Nacional de Salud	estudiante			1.350	21.545.716	14.972.413		36.518.129

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
121.504	540176000	Información, normatización y alianzas estratégicas para promocionar la salud en la población venezolana.	mensaje			6	3.591.741			3.591.741
122.442	540177000	Prevención y control de enfermedades infecciosas a través de la implementación de las capacidades básicas de Eventos de Salud Pública de Importancia Nacional (ESPIN) e Internacional (ESPII).	puesto			6	2.322.554			2.322.554
122.378	540178000	Promoción de la salud mental, prevención de los factores de riesgos ocasionados por enfermedades mentales, adicciones, accidentes y violencias en individuos y familias.	funcionario			48	90.077.198			90.077.198
122.312	540179000	Desarrollo del Sistema de Procura de Órganos y Tejidos para trasplante en Venezuela	organo			700	14.000.000			14.000.000
122.205	540180000	Fortalecimiento de la rectoría y la capacidad resolutiva integrada del primer nivel de atención en salud	documento			7	17.071.880	14.710.158		31.782.038
122.177	540181000	Actualización de Agentes Comunitarios en Atención Primaria de Salud en los Ambulatorios Rurales Tipo I (ARI) ubicados en comunidades campesinas, indígenas y rurales dispersas en Venezuela.	persona			16	2.947.000	1.118.000		4.065.000
121.489	540182000	Fortalecimiento del Programa de Salud Sexual y Reproductiva como eje integrador de la política de salud por ciclo de vida	persona			4.537.561	34.567.477			34.567.477
121.404	540183000	Fortalecimiento de los servicios de atención a pacientes con VIH/Sida/ITS, enfermedades respiratorias, TB, asma, EPOC, bancos de sangre y con requerimiento de órganos, tejidos y células.	persona			750.000	270.464.824	328.287.296		598.752.120
121.369	540184000	Fortalecimiento de los centros hospitalarios del MPPS, para mantener la atención a los usuarios de manera oportuna y de calidad.	paciente	2.064.209	1.688.898	3.753.107	208.114.201	253.902.171		462.016.372
121.954	540186000	Atención integral en salud para las personas con discapacidad	población			167.271	11.200.000			11.200.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
121.448	540187000	Optimización de los servicios que componen la red asistencial del Sistema Público Nacional de Salud del estado Cojedes.	consulta			1.487.914	196.940.318	31.152.996		228.093.314
121.981	540188000	Optimización de la atención integral en salud preventiva y especializada en los Servicios de la Red Asistencial de Sistema Nacional de Salud Estado Delta Amacuro	consulta			160.294	77.289.387	13.577.347		90.866.734
121.418	540189000	Optimización de los servicios que componen la red asistencial tradicional para atender a la población del Estado Bolivariano de Miranda.	consulta			4.014.814	428.458.006	76.263.883		504.721.889
122.248	540190000	Optimización de los Servicios que componen la Red Asistencial del Sistema Público de Salud para atender integralmente a la población del Estado Portuguesa.	consulta			2.683.685	240.390.901	22.789.562		263.180.463
121.956	540191000	Optimización de los servicios que componen la red asistencial tradicional del sistema nacional de salud para atender integralmente a la población del estado Guárico.	consulta			532.094	262.990.073	74.219.408		337.209.481
122.417	540192000	Optimización de los servicios que componen la red asistencial del sistema público de salud para atender integralmente a la población del estado Amazonas	consulta			336.504	79.261.151	16.694.725		95.955.876
121.535	540193000	Optimización en los servicios de salud que componen la red asistencial tradicional para fortalecer la atención de los pacientes del Distrito Capital.	consulta			6.520.952	806.171.865	161.611.850		967.783.715
122.739	540194000	Fortalecimiento de la gestión en salud ambiental desde el ámbito nacional para el mejoramiento de las condiciones sanitario ambientales.	actuación			14.186	34.683.630	23.687.872		58.371.502
122.897	540195000	Fortalecimiento de la seguridad radiológica en salud	servicio			3.000	4.924.375			4.924.375
122.215	540196000	Fortalecimiento del Esquema Nacional de Inmunizaciones	persona			8.947.572	144.215.840	86.987.656		231.203.496

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
122.539	540197000	Fortalecimiento de los Sistemas de Información para el Análisis de la Situación de Salud, la Vigilancia Epidemiológica y las Estadísticas de Salud.	boletín			2.004	9.558.703			9.558.703
122.224	540198000	Optimización de los servicios que conforman la red asistencial del Sistema Público de Salud, para atender integralmente a la población del Estado Vargas.	consulta			235.813	147.724.565	29.044.429		176.768.994
122.022	540199000	Consolidación del tejido social necesario (Comités y Guardianes de la Salud, Consejos Comunales, otros colectivos sociales) como célula fundamental para el impulso, defensa, ejecución, seguimiento y evaluación de las políticas públicas de salud a nivel local.	comité			3.500	531.392			531.392
122.095	540200000	Atención y promoción en salud para los pueblos indígenas	paciente	34.000	35.000	69.000	5.187.320			5.187.320
	549998000	Transferencias de Competencias a los Estados Descentralizados	bolívar			5.582.977.760	4.962.632.289	620.345.471		5.582.977.760
	549999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			4.422.558.093	3.262.627.407	1.159.930.686		4.422.558.093
						TOTAL	11.975.438.121	3.030.190.709		15.005.628.830

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
540001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	7.803.420.622	716.527.977		8.519.948.599
540002000	Gestión administrativa	4.137.429.672	1.477.987.324		5.615.416.996
540003000	Previsión y protección social	525.411.585	375.293.990		900.705.575
	TOTAL	**12.466.261.879**	**2.569.809.291**		**15.036.071.170**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**42.415**	**28.739**	**3.992**	**75.146**	**1.558.990.341**	**455.644.511**	**2.014.634.852**
Altos Funcionarios y de Elección Popular	1	-		1	146.880		146.880
Alto Nivel y de Dirección	235	165		400	32.977.000	145.892	33.122.892
Directivo	97	43	2	142	2.064.467	289.212	2.353.679
Profesional y Técnico	13.756	7.969	1.018	22.743	427.519.055	219.819.623	647.338.678
Personal Administrativo	6.918	2.589	765	10.272	180.942.701	103.233.228	284.175.929
Personal Médico	8.983	6.342	768	16.093	525.127.778		525.127.778
Obrero	12.425	11.631	1.439	25.495	390.212.460	132.156.556	522.369.016
Personal Fijo a Tiempo Parcial	**63**	**48**	**4**	**115**	**3.081.898**	**36.937**	**3.118.835**
Profesional y Técnico	3	6	4	13	291.161	36.937	328.098
Personal Médico	60	42		102	2.790.737		2.790.737
Personal Contratado	**35.232**	**22.979**		**58.211**	**1.357.908.879**		**1.357.908.879**
Profesional y Técnico	11.343	6.308		17.651	295.943.924		295.943.924
Personal Administrativo	5.612	3.563		9.175	144.874.327		144.874.327
Personal Médico	11.123	7.586		18.709	686.014.239		686.014.239
Obrero	7.154	5.522		12.676	231.076.389		231.076.389
TOTAL	**77.710**	**51.766**	**3.996**	**133.472**	**2.919.981.118**	**455.681.448**	**3.375.662.566**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2.630**	**4.246**	**6.876**	**126.238.466**
Obreros	1.400	2.046	3.446	63.119.233
Empleados	1.230	2.200	3.430	63.119.233
Jubilados	**11.365**	**11.521**	**22.886**	**774.467.109**
Médicos	1.087	1.000	2.087	79.138.566
Obreros	6.028	6.000	12.028	258.155.695
Empleados	4.250	4.521	8.771	437.172.848
TOTAL	**13.995**	**15.767**	**29.762**	**900.705.575**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	10.017.919.989	1.133.692.494		11.151.612.483
4.02	Materiales, suministros y mercancías	1.513.430.612	1.107.525.823		2.620.956.435
4.03	Servicios no personales	591.945.287	110.874.837		702.820.124
4.04	Activos reales	162.352.650	40.465.634		202.818.284
4.07	Transferencias y donaciones	11.973.559.556	3.079.486.859		15.053.046.415
4.11	Disminución de pasivos	182.491.906	127.954.353		310.446.259
	TOTAL	**24.441.700.000**	**5.600.000.000**		**30.041.700.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	11.398.125.687	2.688.488.456		14.086.614.143
4.07.01.00.00	Transferencias y donaciones corrientes internas	11.307.013.783	2.660.961.401		13.967.975.184
4.07.01.03.00	Transferencias corrientes internas al sector público	11.307.013.783	2.660.961.401		13.967.975.184
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.613.926.322	1.418.367.582		6.032.293.904
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	976.706.240	163.274.848		1.139.981.088
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	267.605.007	39.795.179		307.400.186
	- A0093 Universidad Central de Venezuela (UCV)	577.100			577.100
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	128.312.438	36.627.701		164.940.139
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)	766.526.296	150.444.654		916.970.950
	- A0181 Servicio Autónomo Instituto de Biomedicina	32.258.832	7.116.422		39.375.254
	- A0306 Fundación "José Félix Ribas" (FUNDARIBAS)	49.677.846	4.960.623		54.638.469
	- A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"	115.344.330	21.664.353		137.008.683
	- A0446 Fundación Misión Barrio Adentro	1.838.710.068	957.501.058		2.796.211.126
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	141.634.958	9.654.453		151.289.411
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)	6.154.717	987.209		7.141.926
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	76.349.889	20.200.068		96.549.957
	- A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)	2.811.443	506.304		3.317.747
	- A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)	36.048.654	5.634.710		41.683.364
	- A1602 Fundación Misión Niño Jesús	175.208.504			175.208.504
4.07.01.03.10	Transferencias corrientes al Poder Estadal	6.682.093.359	1.242.593.819		7.924.687.178
	- E5200 Estado Anzoátegui	468.983.933	93.047.002		562.030.935
	- E5300 Estado Apure	370.323.092	59.467.473		429.790.565
	- E5400 Estado Aragua	687.866.665	114.701.111		802.567.776

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5600 Estado Bolívar	481.198.170	90.311.872		571.510.042
	- E5700 Estado Carabobo	541.682.769	120.954.017		662.636.786
	- E6000 Estado Falcón	277.546.295	50.919.768		328.466.063
	- E6200 Estado Lara	512.193.515	89.117.029		601.310.544
	- E6300 Estado Mérida	365.768.403	71.322.228		437.090.631
	- E6500 Estado Monagas	317.541.545	55.151.956		372.693.501
	- E6600 Estado Nueva Esparta	186.474.535	39.948.502		226.423.037
	- E6800 Estado Sucre	399.915.299	76.615.449		476.530.748
	- E6900 Estado Táchira	434.668.940	88.932.533		523.601.473
	- E7000 Estado Trujillo	454.142.945	69.880.981		524.023.926
	- E7100 Estado Yaracuy	271.211.751	51.735.374		322.947.125
	- E7200 Estado Zulia	912.575.502	170.488.524		1.083.064.026
4.07.01.03.11	Transferencias corrientes al Poder Municipal	10.994.102			10.994.102
	Miranda	**10.994.102**			**10.994.102**
	- E6419 Municipio Sucre	10.994.102			10.994.102
4.07.03.00.00	Transferencias y donaciones de capital internas	91.111.904	27.527.055		118.638.959
4.07.03.03.00	Transferencias de capital internas al sector público	91.111.904	27.527.055		118.638.959
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	91.111.904	27.527.055		118.638.959
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	16.936.853	5.000.000		21.936.853
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	74.175.051	22.527.055		96.702.106

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	28.361.559			28.361.559
4.07.01.00.00	Transferencias y donaciones corrientes internas	28.361.559			28.361.559
4.07.01.01.00	Transferencias corrientes internas al sector privado	28.361.559			28.361.559
4.07.01.01.70	Subsidios educacionales al sector privado	200.000			200.000
	- S0374 Escuela de Salud Pública.	100.000			100.000
	- S1108 Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	100.000			100.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	27.941.559			27.941.559
	- S0039 Asociación Civil de Amigos del Riñón, Zulia	352.000			352.000
	- S0059 Fundación Hogar San José de la Montaña.	100.000			100.000
	- S0138 Asociación Venezolana para una Educación Sexual Alternativa (AVESA)	268.000			268.000
	- S0217 Centro de Orientación Familiar (COSFAM).	50.000			50.000
	- S0485 Federación Venezolana de Instituciones de Ciegos (FEVIC).	60.000			60.000
	- S0506 Fundación Alzheimer de Venezuela.	104.878			104.878
	- S0525 Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCANHEM	1.440.000			1.440.000
	- S0671 Fundación Patronato del Hospital de Niños J.M. De Los Ríos	154.000			154.000
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	103.800			103.800
	- S0735 Hogar Clínica San Rafael	1.000.000			1.000.000
	- S0747 Hogares Crea de Venezuela	50.000			50.000
	- S0959 Subsidios Eventuales Diversos	2.000.000			2.000.000
	- S1209 Fundación Centegrupo	120.000			120.000
	- S1552 Fundación Hospital de Especialidades Pediátricas Estado Zulia	10.000.000			10.000.000
	- S1553 Banco de Sillas de Ruedas BANDESIR - Estado Zulia	70.000			70.000
	- S1819 Fundación de Amigos del Niño con Cáncer - Zulia	700.000			700.000
	- S1823 SUMEDLARA - Suministros de Medicamentos - Quimioterapias - Niños y Adultos con Cáncer, Barquisimeto, Estado Lara	100.000			100.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1887 Fundación para el Trasplante de Médula Ósea S.C.	100.000			100.000
	- S2134 Fundación Unidad de Trasplante de Médula Ósea Hospital de Clínicas Caracas (FUNDAMEDULA)	2.570.115			2.570.115
	- S2135 Fundación Renal de los Llanos Occidentales (FURENLLO)	110.000			110.000
	- S2136 Asociación Civil Funda Trasplante del Hospital Militar de Caracas	352.000			352.000
	- S2137 Fundación para la Prevención y el Tratamiento de Afecciones Renales (FUNDARENAL-HUC)	352.000			352.000
	- S2138 Fundación Merideña de Enfermos Renales	88.000			88.000
	- S2140 Fundación Renal (FUNDAREN)	352.000			352.000
	- S2141 Fundación Programa Metropolitano de Trasplante de Hígado (FUNDAHIGADO)	5.288.936			5.288.936
	- S2142 Asociación Civil Organización Nacional de Trasplante de Venezuela (ONTV)	2.055.830			2.055.830
4.07.01.01.75	Subsidios a organismos laborales y gremiales	20.000			20.000
	- S0105 Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ)	10.000			10.000
	- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela (AENJUVE)	10.000			10.000
4.07.01.01.78	Subsidios científicos al sector privado	200.000			200.000
	- S1895 Fundación Huntington de Venezuela (Mal de San Vito)	200.000			200.000

PROYECTO:	COD. N.E: 119474 COD. PPTO: 540141000 Reorganización de la red de establecimientos del I Nivel de atención en las Áreas de Salud Integral Comunitaria (ASIC) como parte estructural y funcional del I Nivel de Atención en Salud
UNIDAD DE MEDIDA:	organización
CANTIDAD:	Fem.(0) Mas.(0) Total(600)
ASIGNACIÓN PRESUPUESTARIA:	1.464.274
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud basado en Barrio Adentro como eje integrador de la red única de servicios, con rectoría única, financiamiento asegurado, desarrollo soberano científico-tecnológico, talento humano de calidad y solidario internacionalmente.
OBJETIVOS ESPECÍFICOS:	Organizar la red de establecimientos del I Nivel de Atención en las Áreas de Salud Integral Comunitaria (ASIC) en todo el territorio nacional bajo el modelo de gestión participativa.
RESULTADO:	Áreas sanitarias organizadas y articuladoras de los establecimientos del I Nivel de Atención.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	151.315					151.315
4.02	Materiales, suministros y mercancías	344.499					344.499
4.03	Servicios no personales	340.730					340.730
4.04	Activos reales	627.730					627.730
	TOTAL	**1.464.274**					**1.464.274**

PROYECTO: COD. N.E: 122133 COD. PPTO: 540167000 Fortalecimiento de los establecimientos adscritos a la Dirección Estatal de Salud Barinas.

UNIDAD DE MEDIDA: consulta

CANTIDAD: Fem.(0) Mas.(0) Total(1.148.808)

ASIGNACIÓN PRESUPUESTARIA: 336.314.473

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud basado en Barrio Adentro como eje integrador de la red única de servicios, con rectoría única, financiamiento asegurado, desarrollo soberano científico tecnológico, talento humano de calidad y solidario internacionalmente.

OBJETIVOS ESPECÍFICOS: Fortalecer los establecimientos adscritos a la Dirección Estatal de Salud Barinas.

RESULTADO: Realizar 1.148.808 consultas médicas integrales en los establecimientos adscritos a la Dirección Estatal de salud del estado Barinas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	248.691.605		42.635.968			291.327.573
4.02	Materiales, suministros y mercancías	34.087.412		2.367.340			36.454.752
4.03	Servicios no personales	4.973.918					4.973.918
4.04	Activos reales	3.558.230					3.558.230
	TOTAL	**291.311.165**		**45.003.308**			**336.314.473**

PROYECTO:	COD. N.E: 122132 COD. PPTO: 540168000 Consolidación de un Sistema de Información en Salud para el Ministerio del Poder Popular para la Salud.
UNIDAD DE MEDIDA:	informe
CANTIDAD:	Fem.(0) Mas.(0) Total(3.105)
ASIGNACIÓN PRESUPUESTARIA:	5.094.239
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud en Barrio Adentro como eje integrador de la red única de servicios, con rectoría única, financiamiento asegurando, desarrollo soberano científico-tecnológico, talento humano de calidad y solidario internacionalmente.
OBJETIVOS ESPECÍFICOS:	Consolidar un Sistema de información en Salud automatizado, como base para la planificación, monitoreo, evaluación estratégica y operativa de las políticas públicas en salud.
RESULTADO:	Sistema de Información confiable con datos actualizados, para la toma de decisiones en la planificación del sector y generación de estadísticas vitales oportunas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	881.594		753.236			1.634.830
4.02	Materiales, suministros y mercancías	418.122		121.785			539.907
4.03	Servicios no personales	677.755		256.500			934.255
4.04	Activos reales	1.629.222		356.025			1.985.247
	TOTAL	**3.606.693**		**1.487.546**			**5.094.239**

PROYECTO: COD. N.E: 121943 COD. PPTO: 540169000 Consolidación de la Red de Clínicas Populares en el segundo Nivel de Atención en el Marco del Sistema Público Nacional de Salud

UNIDAD DE MEDIDA: paciente

CANTIDAD: Fem.(814.866) Mas.(848.125) Total(1.662.991)

ASIGNACIÓN PRESUPUESTARIA: 60.056.608

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Garantizar la atención médica especializada, diagnóstico, tratamiento e intervención quirúrgica ambulatoria a la población de las áreas de influencia de las clínicas populares.

RESULTADO: Pacientes Atendidos Integralmente por la red de Clínicas Populares en adecuadas condiciones de funcionamiento gracias a las acciones de dotación de insumos médicos, no médico, equipos y medicamentos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.935.733					20.935.733
4.03	Servicios no personales	4.496.943		17.315.618			21.812.561
4.04	Activos reales			17.308.314			17.308.314
	TOTAL	25.432.676		34.623.932			60.056.608

PROYECTO: COD. N.E: 121827 COD. PPTO: 540170000 Acceso racional y oportuno a medicamentos, material médico quirúrgico considerados como esenciales

UNIDAD DE MEDIDA: unidad

CANTIDAD: Fem.(0) Mas.(0) Total(8.500.000)

ASIGNACIÓN PRESUPUESTARIA: 46.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud basado en Barrio Adentro como eje integrador de la red única de servicio, con rectoría única, financiamiento asegurado, desarrollo soberano, científico, tecnológico, talento humano de calidad y solidario internacionalmente.

OBJETIVOS ESPECÍFICOS: Promover el uso racional de medicamentos y otros insumos para la salud, en los trabajadores (as) de los establecimientos de salud del Sistema Público Nacional de Salud del MPPS, así como en la población en general.

RESULTADO: Incremento del uso racional de medicamentos e insumos esenciales, tanto en profesionales de salud, como en las comunidades en general, así como el acceso de medicamentos esenciales al 40% de la población.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	25.670.000		19.780.000			45.450.000
4.03	Servicios no personales	550.000					550.000
	TOTAL	**26.220.000**		**19.780.000**			**46.000.000**

PROYECTO: COD. N.E: 121673 COD. PPTO: 540171000 Fortalecimiento de la gestión de las dependencias estadales de salud a nivel nacional, para el adecuado funcionamiento de la red ambulatoria convencional (ambulatorios urbanos tipo II y III) haciendo énfasis en el modelo de atención de la salud integral.

UNIDAD DE MEDIDA: actuación

CANTIDAD: Fem.(0) Mas.(0) Total(1.241)

ASIGNACIÓN PRESUPUESTARIA: 20.489.518

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Fortalecer la gestión de las dependencias estadales de salud para el adecuado funcionamiento, control y organización de la Red Ambulatoria Especializada (ambulatorios urbanos tipo II y III) haciendo énfasis en el modelo de atención de la salud integral.

RESULTADO: Actuaciones desarrolladas por el ente rector en materia de lineamientos, políticas y estrategias de capacitación dirigidas a las entidades regionales para la organización, administración y control adecuado del funcionamiento y mantenimiento de la red ambulatoria especializada, con insumos médicos y equipos suficientes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	25.353					25.353
4.02	Materiales, suministros y mercancías	10.644.162					10.644.162
4.03	Servicios no personales	6.164.233					6.164.233
4.04	Activos reales	3.655.770					3.655.770
	TOTAL	**20.489.518**					**20.489.518**

PROYECTO: COD. N.E: 121598 COD. PPTO: 540172000 Fortalecimiento de la actividad de Trasplante en Venezuela

UNIDAD DE MEDIDA: trasplante

CANTIDAD: Fem.(0) Mas.(0) Total(586)

ASIGNACIÓN PRESUPUESTARIA: 42.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud basado en Barrio Adentro como eje integrador de la red única de servicios, con rectoría única, financiamiento asegurado, desarrollo soberano científico-tecnológico, talento humano de calidad y solidario internacionalmente.

OBJETIVOS ESPECÍFICOS: Garantizar el acceso de manera gratuita, oportuna, eficaz y eficiente a los ciudadanos y ciudadanas que requieren trasplante de órganos y tejidos mediante el fortalecimiento de la capacidad de respuesta de los centros de trasplantes en todo el territorio nacional.

RESULTADO: Pacientes niños, adolescentes y adultos trasplantados y rehabilitados (450 trasplantes renales, 16 trasplantes hepáticos y 120 trasplantes de médula ósea).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	9.348.000					9.348.000
4.03	Servicios no personales	32.252.000					32.252.000
4.04	Activos reales	400.000					400.000
	TOTAL	42.000.000					42.000.000

PROYECTO: COD. N.E: 121560 COD. PPTO: 540173000 Fortalecimiento de los servicios de salud del SPNS que atienden a pacientes con Enfermedades Crónicas No Transmisibles (ECNT)

UNIDAD DE MEDIDA: supervisión

CANTIDAD: Fem.(0) Mas.(0) Total(42)

ASIGNACIÓN PRESUPUESTARIA: 40.970.188

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Fortalecer los servicios de salud dirigidos a la prevención y atención de la población con riesgo o que padece enfermedades crónicas no transmisibles (ECNT) a través de la rectoría del MPPS.

RESULTADO: Supervisión y control de las acciones de atención integral, prevención de factores de riesgo, diagnóstico precoz y control de las ECNT en la población sana, con riesgo, con enfermedad y/o con algún grado de discapacidad, así como de adquisición y dotación hacia las entidades federales (red de servicios de salud del SPNS).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	386.895					386.895
4.02	Materiales, suministros y mercancías	40.011.293					40.011.293
4.03	Servicios no personales	502.000					502.000
4.04	Activos reales	70.000					70.000
	TOTAL	**40.970.188**					**40.970.188**

PROYECTO: COD. N.E: 121557 COD. PPTO: 540174000 Atención Integral, oportuna y de calidad a pacientes con patologías de Alto Costo que requieren insumos y equipos para la resolución médica.

UNIDAD DE MEDIDA: servicio

CANTIDAD: Fem.(0) Mas.(0) Total(286)

ASIGNACIÓN PRESUPUESTARIA: 184.453.794

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Nueva Institucionalidad: Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud, basado en Barrio Adentro como eje integrador de la red de servicios, fortaleciendo la rectoría única del MPPS y el desarrollo científico-tecnológico y de talento humano de calidad.

OBJETIVOS ESPECÍFICOS: Garantizar el funcionamiento de los servicios de alta complejidad de la red hospitalaria del Ministerio del Poder Popular para la Salud que impacte en la atención oportuna de los usuarios (de calidad y equidad) y en la restitución y/o preservación de la salud.

RESULTADO: Servicios de hospitalización de alta complejidad que cuenta con los insumos (material médico-quirúrgico) y equipos de alta tecnología para atender pacientes en los diferentes hospitales del Ministerio del Poder Popular para la Salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	113.337.989					113.337.989
4.03	Servicios no personales	39.171.841					39.171.841
4.04	Activos reales	31.943.964					31.943.964
	TOTAL	**184.453.794**					**184.453.794**

PROYECTO: COD. N.E: 121549 COD. PPTO: 540175000 Formación, investigación y desarrollo del conocimiento técnico, tecnológico y humano en salud, orientado a la consolidación del Sistema Público Nacional de Salud

UNIDAD DE MEDIDA: estudiante

CANTIDAD: Fem.(0) Mas.(0) Total(1.350)

ASIGNACIÓN PRESUPUESTARIA: 36.518.129

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud basado en Barrio Adentro como eje integrador de la red única de servicios, con rectoría única, financiamiento asegurado, desarrollo soberano científico-tecnológico, talento humano de calidad y solidario internacionalmente.

OBJETIVOS ESPECÍFICOS: Favorecer la formación técnica, tecnológica, ética y humana en salud y el desarrollo de investigaciones orientadas a la calidad de atención y consolidación del SPNS.

RESULTADO: Técnicos, profesionales y especialistas en postgrados en salud beneficiados con financiamiento para su formación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.698.564					1.698.564
4.02	Materiales, suministros y mercancías	161.805					161.805
4.03	Servicios no personales	444.898					444.898
4.04	Activos reales	819.724					819.724
4.07	Transferencias y donaciones	18.420.725		14.972.413			33.393.138
	TOTAL	**21.545.716**		**14.972.413**			**36.518.129**

PROYECTO:	COD. N.E: 121504 COD. PPTO: 540176000 Información, normatización y alianzas estratégicas para promocionar la salud en la población venezolana.
UNIDAD DE MEDIDA:	mensaje
CANTIDAD:	Fem.(0) Mas.(0) Total(6)
ASIGNACIÓN PRESUPUESTARIA:	3.591.741
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.
OBJETIVOS ESPECÍFICOS:	Informar, normatizar y concertar alianzas estratégicas dirigidas a la promoción de la salud en la población.
RESULTADO:	Mensajes con recomendaciones para mantenerse sanos y evitar enfermedades y daños en la población.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	281.741					281.741
4.02	Materiales, suministros y mercancías	445.000					445.000
4.03	Servicios no personales	2.865.000					2.865.000
	TOTAL	**3.591.741**					**3.591.741**

PROYECTO: COD. N.E: 122442 COD. PPTO: 540177000 Prevención y control de enfermedades infecciosas a través de la implementación de las capacidades básicas de Eventos de Salud Pública de Importancia Nacional (ESPIN) e Internacional (ESPII).

UNIDAD DE MEDIDA: puesto

CANTIDAD: Fem.(0) Mas.(0) Total(6)

ASIGNACIÓN PRESUPUESTARIA: 2.322.554

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Prevenir y/o controlar la propagación de enfermedades infecciosas a través del fortalecimiento de la investigación, comunicación e intervención de Eventos de Salud Pública de Importancia Nacional (ESPIN) e Internacional (ESPII), en el marco del Reglamento Sanitario Internacional en los puntos de entradas internacionales.

RESULTADO: Puestos de investigación de eventos de salud pública de interés nacional e internacional operativos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	748.432					748.432
4.02	Materiales, suministros y mercancías	320.891					320.891
4.03	Servicios no personales	658.291					658.291
4.04	Activos reales	594.940					594.940
	TOTAL	**2.322.554**					**2.322.554**

PROYECTO:	COD. N.E: 122378 COD. PPTO: 540178000 Promoción de la salud mental, prevención de los factores de riesgos ocasionados por enfermedades mentales, adicciones, accidentes y violencias en individuos y familias.
UNIDAD DE MEDIDA:	funcionario
CANTIDAD:	Fem.(0) Mas.(0) Total(48)
ASIGNACIÓN PRESUPUESTARIA:	90.077.198
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.
OBJETIVOS ESPECÍFICOS:	Fomentar la promoción de la salud mental y prevención de los factores de riesgos ocasionados por enfermedades mentales, adicciones, accidentes y violencias en individuos y familias.
RESULTADO:	Funcionario de los niveles normativos gerenciales de las entidades federales, capacitados en normas y planes de acción para la promoción de la salud y prevención de los factores de riesgos, ocasionados por enfermedades mentales, adicciones, accidentes y violencias.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.600.774					2.600.774
4.02	Materiales, suministros y mercancías	4.648.424					4.648.424
4.03	Servicios no personales	82.828.000					82.828.000
	TOTAL	**90.077.198**					**90.077.198**

PROYECTO: COD. N.E: 122312 COD. PPTO: 540179000 Desarrollo del Sistema de Procura de Órganos y Tejidos para trasplante en Venezuela

UNIDAD DE MEDIDA: órgano

CANTIDAD: Fem.(0) Mas.(0) Total(700)

ASIGNACIÓN PRESUPUESTARIA: 14.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Atender la insuficiencia de donantes (fallecidos) de órganos y tejidos para trasplante en pacientes en Venezuela

RESULTADO: Órganos procurados por el SPOT para atender a la población con requerimiento de trasplantes a partir de pacientes que ingresan a centros de salud con patología cerebral grave (PCG).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	300.000					300.000
4.03	Servicios no personales	13.700.000					13.700.000
	TOTAL	**14.000.000**					**14.000.000**

PROYECTO: COD. N.E: 122205 COD. PPTO: 540180000 Fortalecimiento de la rectoría y la capacidad resolutiva integrada del primer nivel de atención en salud

UNIDAD DE MEDIDA: documento

CANTIDAD: Fem.(0) Mas.(0) Total(7)

ASIGNACIÓN PRESUPUESTARIA: 31.782.038

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Nueva institucionalidad: Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud, basado en Barrio Adentro como eje integrador de la red de servicios, fortaleciendo la rectoría única de MPPS y el desarrollo científico-tecnológico y de talento humano de calidad

OBJETIVOS ESPECÍFICOS: Fortalecer la rectoría y la capacidad resolutiva integrada del Primer Nivel de Atención en Salud

RESULTADO: Estrategias de control, supervisión, capacitación, de rectoría y dotación desarrolladas y dirigidas al funcionamiento óptimo de la red de servicios del Primer Nivel de Atención, con impacto positivo en el derecho al mayor grado de salud posible de la población.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	159.351					159.351
4.02	Materiales, suministros y mercancías	10.376.000		10.000.000			20.376.000
4.03	Servicios no personales	1.201.687					1.201.687
4.04	Activos reales	5.334.842		4.710.158			10.045.000
	TOTAL	**17.071.880**		**14.710.158**			**31.782.038**

PROYECTO: COD. N.E: 122177 COD. PPTO: 540181000 Actualización de Agentes Comunitarios en Atención Primaria de Salud en los Ambulatorios Rurales Tipo I (ARI) ubicados en comunidades campesinas, indígenas y rurales dispersas en Venezuela.

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(0) Mas.(0) Total(16)

ASIGNACIÓN PRESUPUESTARIA: 4.065.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Incorporar Agentes Comunitarios de Atención Primaria de Salud (ACAPS) en los Ambulatorios Rurales Tipo I ubicados en comunidades campesinas, indígenas y rurales dispersas.

RESULTADO: Agentes Comunitarios de Atención Primaria de Salud formados e incorporados a la Red Ambulatoria de comunidades rurales dispersas, ejerciendo prácticas de promoción de la salud y prevención de enfermedades.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.465.000					1.465.000
4.02	Materiales, suministros y mercancías	776.999		367.001			1.144.000
4.03	Servicios no personales	354.667		401.333			756.000
4.04	Activos reales	350.334		349.666			700.000
	TOTAL	**2.947.000**		**1.118.000**			**4.065.000**

PROYECTO: COD. N.E: 121489 COD. PPTO: 540182000 Fortalecimiento del Programa de Salud Sexual y Reproductiva como eje integrador de la política de salud por ciclo de vida

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(0) Mas.(0) Total(4.537.561)

ASIGNACIÓN PRESUPUESTARIA: 34.567.477

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Garantizar en cada ciclo de vida la salud sexual y reproductiva la salud materna, del recién nacido, de los niños, niñas, adolescentes y adultos, así como la promoción de la lactancia materna y la prevención de las enfermedades heredo metabólicas.

RESULTADO: Madres, niñas, niños, adolescentes, adultos y adultas mayores atendidos integralmente, en establecimientos de salud dotados en los tres niveles de atención del SPNS.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	605.587					605.587
4.02	Materiales, suministros y mercancías	33.223.890					33.223.890
4.03	Servicios no personales	688.000					688.000
4.04	Activos reales	50.000					50.000
	TOTAL	34.567.477					34.567.477

PROYECTO: COD. N.E: 121404 COD. PPTO: 540183000 Fortalecimiento de los servicios de atención a pacientes con VIH/Sida/ITS, enfermedades respiratorias, TB, asma, EPOC, bancos de sangre y con requerimiento de órganos, tejidos y células.

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(0) Mas.(0) Total(750.000)

ASIGNACIÓN PRESUPUESTARIA: 598.752.120

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Fortalecer los servicios de atención a pacientes con VIH/SIDA, infecciones de Transmisión Sexual (ITS), enfermedades respiratorias, tuberculosis (TB), asma, enfermedades pulmonares obstructivas crónicas (EPOC), con requerimiento de Sangre y de donación de órganos, tejidos y células del SPNS.

RESULTADO: Personas beneficiadas a través de los servicios VIH/Sida/ITS, enfermedades respiratorias, TB, asma, EPOC, bancos de sangre y la donación de órganos, tejidos y células, fortalecidos para la atención adecuada y oportuna.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	296.311					296.311
4.02	Materiales, suministros y mercancías	261.000.000		328.287.296			589.287.296
4.03	Servicios no personales	8.168.513					8.168.513
4.04	Activos reales	1.000.000					1.000.000
	TOTAL	**270.464.824**		**328.287.296**			**598.752.120**

PROYECTO:	COD. N.E: 121369 COD. PPTO: 540184000 Fortalecimiento de los centros hospitalarios del MPPS, para mantener la atención a los usuarios de manera oportuna y de calidad.
UNIDAD DE MEDIDA:	paciente
CANTIDAD:	Fem.(2.064.209) Mas.(1.688.898) Total(3.753.107)
ASIGNACIÓN PRESUPUESTARIA:	462.016.372
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.
OBJETIVOS ESPECÍFICOS:	Garantizar el funcionamiento operativo de los hospitales asumidos por el nivel central del MPPS, para mantener las coberturas de atención de forma oportuna y con calidad para la población que demanda atención médica.
RESULTADO:	Usuarios atendidos oportunamente en los diferentes servicios de los hospitales asumidos por el nivel central del MPPS, que reciben apoyo del MPPS para mantener condiciones óptimas de funcionamiento.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	145.305.605		228.511.937			373.817.542
4.03	Servicios no personales	20.331.033		25.390.234			45.721.267
4.04	Activos reales	42.477.563					42.477.563
	TOTAL	**208.114.201**		**253.902.171**			**462.016.372**

PROYECTO: COD. N.E: 121954 COD. PPTO: 540186000 Atención integral en salud para las personas con discapacidad

UNIDAD DE MEDIDA: población

CANTIDAD: Fem.(0) Mas.(0) Total(167.271)

ASIGNACIÓN PRESUPUESTARIA: 11.200.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Garantizar la atención médica y técnica especializada en el área de rehabilitación de manera integral y oportuna a la población con discapacidad que acude a los Servicios de Rehabilitación a nivel nacional.

RESULTADO: Atención a la población con discapacidad a través de los servicios de rehabilitación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.329.833					1.329.833
4.02	Materiales, suministros y mercancías	6.528.077					6.528.077
4.03	Servicios no personales	2.487.090					2.487.090
4.04	Activos reales	855.000					855.000
	TOTAL	**11.200.000**					**11.200.000**

PROYECTO:	COD. N.E: 121448 COD. PPTO: 540187000 Optimización de los servicios que componen la red asistencial del Sistema Público Nacional de Salud del estado Cojedes.
UNIDAD DE MEDIDA:	consulta
CANTIDAD:	Fem.(0) Mas.(0) Total(1.487.914)
ASIGNACIÓN PRESUPUESTARIA:	228.093.314
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Nueva Institucionalidad
OBJETIVOS ESPECÍFICOS:	Fortalecer la atención médica ofrecida a la población mediante los establecimientos de la red tradicional del estado
RESULTADO:	Cobertura=(Población Atendida/ Población General)*100

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	177.293.848		9.979.663			187.273.511
4.02	Materiales, suministros y mercancías	16.496.158		20.934.137			37.430.295
4.03	Servicios no personales	2.814.980		127.419			2.942.399
4.04	Activos reales	335.332		111.777			447.109
	TOTAL	**196.940.318**		**31.152.996**			**228.093.314**

PROYECTO: COD. N.E: 121981 COD. PPTO: 540188000 Optimización de la atención integral en salud preventiva y especializada en los Servicios de la Red Asistencial de Sistema Nacional de Salud Estado Delta Amacuro

UNIDAD DE MEDIDA: consulta

CANTIDAD: Fem.(0) Mas.(0) Total(160.294)

ASIGNACIÓN PRESUPUESTARIA: 90.866.734

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Nueva Institucionalidad

OBJETIVOS ESPECÍFICOS: Aumentar la cobertura de atención integral en salud preventiva especializada en la Red Asistencial Pública del estado Delta Amacuro, así como reducir los índices de Malaria y Dengue, mediante el control de las áreas afectadas.

RESULTADO: Consultas integrales atendidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	70.636.914		6.924.876			77.561.790
4.02	Materiales, suministros y mercancías	5.232.202		5.232.200			10.464.402
4.03	Servicios no personales	1.212.771		1.212.771			2.425.542
4.04	Activos reales	207.500		207.500			415.000
	TOTAL	**77.289.387**		**13.577.347**			**90.866.734**

PROYECTO: COD. N.E: 121418 COD. PPTO: 540189000 Optimización de los servicios que componen la red asistencial tradicional para atender a la población del Estado Bolivariano de Miranda.

UNIDAD DE MEDIDA: consulta

CANTIDAD: Fem.(0) Mas.(0) Total(4.014.814)

ASIGNACIÓN PRESUPUESTARIA: 504.721.889

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la nueva institucionalidad.

OBJETIVOS ESPECÍFICOS: Garantizar la atención integral y de calidad a todos los usuarios que asisten a los centros que componen la red asistencial tradicional de salud del estado Bolivariano de Miranda.

RESULTADO: Pacientes atendidos integralmente en los centros de la red asistencial tradicional del estado Bolivariano de Miranda.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	379.289.146		76.263.883			455.553.029
4.02	Materiales, suministros y mercancías	40.244.670					40.244.670
4.03	Servicios no personales	6.193.708					6.193.708
4.04	Activos reales	2.730.482					2.730.482
	TOTAL	**428.458.006**		**76.263.883**			**504.721.889**

PROYECTO: COD. N.E: 122248 COD. PPTO: 540190000 Optimización de los Servicios que componen la Red Asistencial del Sistema Público de Salud para atender integralmente a la población del Estado Portuguesa.

UNIDAD DE MEDIDA: consulta

CANTIDAD: Fem.(0) Mas.(0) Total(2.683.685)

ASIGNACIÓN PRESUPUESTARIA: 263.180.463

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud basado en Barrio Adentro como eje integrador de la red única de servicios, con rectoría única, financiamiento asegurado, desarrollo soberano científico tecnológico, talento humano de calidad y solidario internacionalmente.

OBJETIVOS ESPECÍFICOS: Garantizar, promocionar, preservar, defender y restituir la salud y calidad de vida a la población del estado Portuguesa.

RESULTADO: Usuarios atendidos a través de consultas integrales realizadas con calidad, en la red ambulatoria y hospitalaria del estado Portuguesa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	216.800.054		19.933.319			236.733.373
4.02	Materiales, suministros y mercancías	16.053.734		2.856.243			18.909.977
4.03	Servicios no personales	5.544.101					5.544.101
4.04	Activos reales	1.993.012					1.993.012
	TOTAL	**240.390.901**		**22.789.562**			**263.180.463**

PROYECTO:	COD. N.E: 121956 COD. PPTO: 540191000 Optimización de los servicios que componen la red asistencial tradicional del sistema nacional de salud para atender integralmente a la población del estado Guárico.
UNIDAD DE MEDIDA:	consulta
CANTIDAD:	Fem.(0) Mas.(0) Total(532.094)
ASIGNACIÓN PRESUPUESTARIA:	337.209.481
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Nueva institucionalidad.
OBJETIVOS ESPECÍFICOS:	Asegurar la salud a población a través de la consolidación del sistema de salud tradicional, sobre la base de la profundización del poder popular y la articulación de todos los niveles y ámbitos del sistema de protección, promoción, prevención y atención integral a la salud individual y colectiva .
RESULTADO:	Atención integral de manera oportuna y de calidad a los pacientes de la red asistencial tradicional del sistema de salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	248.171.333		59.400.656			307.571.989
4.02	Materiales, suministros y mercancías	12.544.549		12.544.561			25.089.110
4.03	Servicios no personales	2.274.191		2.274.191			4.548.382
	TOTAL	**262.990.073**		**74.219.408**			**337.209.481**

PROYECTO: COD. N.E: 122417 COD. PPTO: 540192000 Optimización de los servicios que componen la red asistencial del sistema público de salud para atender integralmente a la población del estado Amazonas

UNIDAD DE MEDIDA: consulta

CANTIDAD: Fem.(0) Mas.(0) Total(336.504)

ASIGNACIÓN PRESUPUESTARIA: 95.955.876

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud basado en Barrio Adentro como eje integrador de la red única de servicios, con rectoría única, financiamiento asegurado, desarrollo soberano científico tecnológico, talento humano de calidad y solidario internacionalmente.

OBJETIVOS ESPECÍFICOS: Brindar asistencia médica oportuna, de calidad y gratuita, a través de los servicios de la red de salud ambulatoria y hospitalaria, e intensificar las actividades preventivas de saneamiento ambiental para atender integralmente a la población del estado Amazonas.

RESULTADO: Población atendida integralmente a través de las consultas médicas integrales y especializadas realizadas en la red ambulatoria y hospitalaria del estado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	57.429.203		12.972.600			70.401.803
4.02	Materiales, suministros y mercancías	16.409.052		3.722.125			20.131.177
4.03	Servicios no personales	3.935.643					3.935.643
4.04	Activos reales	1.487.253					1.487.253
	TOTAL	**79.261.151**		**16.694.725**			**95.955.876**

PROYECTO:	COD. N.E: 121535 COD. PPTO: 540193000 Optimización en los servicios de salud que componen la red asistencial tradicional para fortalecer la atención de los pacientes del Distrito Capital.
UNIDAD DE MEDIDA:	consulta
CANTIDAD:	Fem.(0) Mas.(0) Total(6.520.952)
ASIGNACIÓN PRESUPUESTARIA:	967.783.715
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Nueva Institucionalidad.
OBJETIVOS ESPECÍFICOS:	Incrementar de manera oportuna la atención integral para la salud, con la finalidad de fortalecer la cobertura de la red asistencial tradicional perteneciente a la Dirección Estadal de Salud del Distrito Capital.
RESULTADO:	Servicios de atención en salud a los pacientes que componen la red asistencial tradicional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	686.171.865		161.611.850			847.783.715
4.02	Materiales, suministros y mercancías	88.336.000					88.336.000
4.03	Servicios no personales	24.081.143					24.081.143
4.04	Activos reales	7.582.857					7.582.857
	TOTAL	**806.171.865**		**161.611.850**			**967.783.715**

PROYECTO: COD. N.E: 122739 COD. PPTO: 540194000 Fortalecimiento de la gestión en salud ambiental desde el ámbito nacional para el mejoramiento de las condiciones sanitario ambientales.

UNIDAD DE MEDIDA: actuación

CANTIDAD: Fem.(0) Mas.(0) Total(14.186)

ASIGNACIÓN PRESUPUESTARIA: 58.371.502

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Fortalecer la gestión de la Dirección general de salud ambiental del MPPS en la vigilancia de los factores de riesgo ambiental (físicos, químicos y biológicos), para promover espacios libres de riesgos ambientales que coadyuvan al mejoramiento de la calidad de vida de la población.

RESULTADO: Actuaciones sanitarias fortalecidas dando respuestas oportunas, eficaces y eficientes para el establecimiento de espacios libres de riesgos ambientales a nivel regional y nacional, contribuyendo al mejoramiento de la calidad de vida de la población venezolana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.283.428					3.283.428
4.02	Materiales, suministros y mercancías	14.171.833		8.168.715			22.340.548
4.03	Servicios no personales	5.030.158		5.157.211			10.187.369
4.04	Activos reales	12.198.211		10.361.946			22.560.157
	TOTAL	**34.683.630**		**23.687.872**			**58.371.502**

PROYECTO: COD. N.E: 122897 COD. PPTO: 540195000 Fortalecimiento de la seguridad radiológica en salud

UNIDAD DE MEDIDA: servicio

CANTIDAD: Fem.(0) Mas.(0) Total(3.000)

ASIGNACIÓN PRESUPUESTARIA: 4.924.375

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Fortalecer el servicio de dosimetría personal y clínica en prácticas de tomografía, mamografía, intervencionismo, radioterapia y medicina nuclear en los centros de salud del Sistema Público Nacional de Salud.

RESULTADO: Incremento del servicio de dosimetría personal y clínica en prácticas de tomografía, mamografía, intervencionismo, radioterapia y medicina nuclear de los Centros de Salud Públicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	615.987					615.987
4.02	Materiales, suministros y mercancías	815.675					815.675
4.03	Servicios no personales	1.499.940					1.499.940
4.04	Activos reales	1.992.773					1.992.773
	TOTAL	**4.924.375**					**4.924.375**

PROYECTO: COD. N.E: 122215 COD. PPTO: 540196000 Fortalecimiento del Esquema Nacional de Inmunizaciones

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(0) Mas.(0) Total(8.947.572)

ASIGNACIÓN PRESUPUESTARIA: 231.203.496

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Reducir la incidencia de la morbi-mortalidad de las enfermedades prevenibles por vacunas, como la Tos ferina, tétanos, Meningitis y Neumonías Bacterianas por Haemophilus influenzae tipo b, Hepatitis B, Tuberculosis, diarreas producidas por Rotavirus, Influenza Estacional.

RESULTADO: Grupos poblacionales susceptibles de enfermedades inmunizados con la aplicación de dosis de vacunas que forman parte del esquema nacional de inmunizaciones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	37.297.783					37.297.783
4.02	Materiales, suministros y mercancías	103.267.375		86.987.656			190.255.031
4.03	Servicios no personales	2.512.102					2.512.102
4.04	Activos reales	1.138.580					1.138.580
	TOTAL	**144.215.840**		**86.987.656**			**231.203.496**

PROYECTO:	COD. N.E: 122539 COD. PPTO: 540197000 Fortalecimiento de los Sistemas de Información para el Análisis de la Situación de Salud, la Vigilancia Epidemiológica y las Estadísticas de Salud.
UNIDAD DE MEDIDA:	boletín
CANTIDAD:	Fem.(0) Mas.(0) Total(2.004)
ASIGNACIÓN PRESUPUESTARIA:	9.558.703
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud basado en Barrio Adentro como eje integrador de la red única de servicios, con rectoría única, financiamiento asegurado, desarrollo soberano científico-tecnológico, talento humano de calidad y solidario internacionalmente.
OBJETIVOS ESPECÍFICOS:	Impulsar el uso sistemático de los Análisis de Situación de Salud, como herramienta técnica, en la toma de decisiones y la planificación en el Sistema Nacional de Salud.
RESULTADO:	Información estadística confiable y actualizada, para la toma de decisiones en la planificación del sector y generación de estadísticas vitales oportunas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.741.663					2.741.663
4.02	Materiales, suministros y mercancías	1.350.924					1.350.924
4.03	Servicios no personales	4.909.316					4.909.316
4.04	Activos reales	556.800					556.800
	TOTAL	**9.558.703**					**9.558.703**

PROYECTO: COD. N.E: 122224 COD. PPTO: 540198000 Optimización de los servicios que conforman la red asistencial del Sistema Público de Salud, para atender integralmente a la población del Estado Vargas.

UNIDAD DE MEDIDA: consulta

CANTIDAD: Fem.(0) Mas.(0) Total(235.813)

ASIGNACIÓN PRESUPUESTARIA: 176.768.994

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud basado en Barrio Adentro como eje integrador de la red única de servicios, con rectoría única, financiamiento asegurado, desarrollo soberano científico tecnológico, talento humano de calidad y solidario internacionalmente.

OBJETIVOS ESPECÍFICOS: Aumentar el número de las consultas en la red de salud del Estado Vargas, a través del reimpulso de los servicios y fortalecimiento de los establecimientos que componen la red asistencial, con el fin de atender el mayor número de pacientes.

RESULTADO: Atención a la población a través de consultas realizadas en la red primaria y red hospitalaria de salud del Estado Vargas y difusión de las políticas de prevención por el Ministerio del Poder Popular para la Salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	119.324.447		26.688.466			146.012.913
4.02	Materiales, suministros y mercancías	22.628.366		1.798.357			24.426.723
4.03	Servicios no personales	4.567.040		425.306			4.992.346
4.04	Activos reales	1.204.712		132.300			1.337.012
	TOTAL	**147.724.565**		**29.044.429**			**176.768.994**

PROYECTO: COD. N.E: 122022 COD. PPTO: 540199000 Consolidación del tejido social necesario (Comités y Guardianes de la Salud, Consejos Comunales, otros colectivos sociales) como célula fundamental para el impulso, defensa, ejecución, seguimiento y evaluación de las políticas públicas de salud a nivel local.

UNIDAD DE MEDIDA: comité

CANTIDAD: Fem.(0) Mas.(0) Total(3.500)

ASIGNACIÓN PRESUPUESTARIA: 531.392

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Asegurar los mecanismos y espacios que permitan la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud, y su corresponsabilidad en el cumplimiento de las metas institucionales y de intervención sobre los determinantes de la salud en los distintos niveles de gestión de los territorios sociales.

OBJETIVOS ESPECÍFICOS: Impulsar la participación protagónica del poder popular en salud a través de los Comités de Salud y los Consejos Comunales, incorporándolos activamente en la planificación, ejecución y seguimiento de las políticas públicas de salud de acuerdo a los principios de la corresponsabilidad social y de participación ciudadana.

RESULTADO: Comités de Salud fortalecidos y consolidados en sus niveles organizativos articulados con los Establecimientos de Salud, y otras organizaciones de base comunitaria, participando activamente en la gestión pública en salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	157.500					157.500
4.02	Materiales, suministros y mercancías	100.000					100.000
4.03	Servicios no personales	207.892					207.892
4.04	Activos reales	66.000					66.000
	TOTAL	**531.392**					**531.392**

PROYECTO: COD. N.E: 122095 COD. PPTO: 540200000 Atención y promoción en salud para los pueblos indígenas

UNIDAD DE MEDIDA: paciente

CANTIDAD: Fem.(34.000) Mas.(35.000) Total(69.000)

ASIGNACIÓN PRESUPUESTARIA: 5.187.320

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.

OBJETIVOS ESPECÍFICOS: Contribuir a la atención en salud para los pueblos indígenas venezolanos con pertinencia cultural y lingüística a través de la inserción del enfoque intercultural en los servicios del Sistema Público Nacional de Salud (SPNS).

RESULTADO: Población indígena atendida interculturalmente e insertada al SPNS

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.104.672					2.104.672
4.02	Materiales, suministros y mercancías	586.074					586.074
4.03	Servicios no personales	456.922					456.922
4.04	Activos reales	299.652					299.652
4.07	Transferencias y donaciones	1.740.000					1.740.000
	TOTAL	**5.187.320**					**5.187.320**

PROYECTO:	COD. N.E: 9999998 COD. PPTO: 549998000 Transferencias de Competencias a los Estados Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(5.582.977.760)
ASIGNACIÓN PRESUPUESTARIA:	5.582.977.760
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Transferencias a los Estados Descentralizados
OBJETIVOS ESPECÍFICOS:	Transferencia a los Estados Descentralizados
RESULTADO:	5.582.977.760

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.962.632.289		620.345.471			5.582.977.760
	TOTAL	**4.962.632.289**		**620.345.471**			**5.582.977.760**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.962.632.289		620.345.471			5.582.977.760
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.962.632.289		620.345.471			5.582.977.760
4.07.01.03.00	Transferencias corrientes internas al sector público	4.962.632.289		620.345.471			5.582.977.760
4.07.01.03.10	Transferencias corrientes al Poder Estadal	4.962.632.289		620.345.471			5.582.977.760
	- E5200 Estado Anzoátegui	328.288.753		43.193.171			371.481.924
	- E5300 Estado Apure	259.566.517		22.377.682			281.944.199
	- E5400 Estado Aragua	481.506.666		45.178.691			526.685.357
	- E5600 Estado Bolívar	336.838.720		39.998.037			376.836.757
	- E5700 Estado Carabobo	438.080.067		102.281.185			540.361.252
	- E6000 Estado Falcón	194.282.407		22.089.902			216.372.309
	- E6200 Estado Lara	368.393.347		36.701.996			405.095.343
	- E6300 Estado Mérida	256.037.882		32.643.013			288.680.895
	- E6500 Estado Monagas	222.279.082		22.672.351			244.951.433
	- E6600 Estado Nueva Esparta	136.532.174		19.646.189			156.178.363
	- E6800 Estado Sucre	334.880.143		67.943.560			402.823.703
	- E6900 Estado Táchira	377.587.946		42.288.652			419.876.598
	- E7000 Estado Trujillo	317.900.062		24.891.336			342.791.398
	- E7100 Estado Yaracuy	208.117.522		23.242.061			231.359.583
	- E7200 Estado Zulia	702.341.001		75.197.645			777.538.646

PROYECTO:	COD. PPTO: 549999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(4.422.558.093)
ASIGNACIÓN PRESUPUESTARIA:	4.422.558.093
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Transferencia a Entes Descentralizados
OBJETIVOS ESPECÍFICOS:	Transferencia a Entes Descentralizados
RESULTADO:	4.422.558.093

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.262.627.407		1.159.930.686			4.422.558.093
	TOTAL	**3.262.627.407**		**1.159.930.686**			**4.422.558.093**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.262.627.407		1.159.930.686			4.422.558.093
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.171.515.503		1.132.403.631			4.303.919.134
4.07.01.03.00	Transferencias corrientes internas al sector público	3.171.515.503		1.132.403.631			4.303.919.134
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.171.515.503		1.132.403.631			4.303.919.134
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	683.694.367		114.292.393			797.986.760
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	182.242.448		26.356.625			208.599.073
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	89.818.706		25.639.389			115.458.095
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)	536.568.406		105.311.257			641.879.663
	- A0181 Servicio Autónomo Instituto de Biomedicina	22.581.182		4.981.495			27.562.677
	- A0306 Fundación "José Félix Ribas" (FUNDARIBAS)	34.774.491		3.472.436			38.246.927
	- A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"	80.741.033		15.165.047			95.906.080
	- A0446 Fundación Misión Barrio Adentro	1.256.601.676		818.055.189			2.074.656.865
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	76.891.955					76.891.955
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)	4.308.301		691.045			4.999.346
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	53.444.921		14.140.047			67.584.968
	- A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)	1.968.009		354.412			2.322.421

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)	25.234.057		3.944.296			29.178.353
	- A1602 Fundación Misión Niño Jesús	122.645.951					122.645.951
4.07.03.00.00	Transferencias y donaciones de capital internas	91.111.904		27.527.055			118.638.959
4.07.03.03.00	Transferencias de capital internas al sector público	91.111.904		27.527.055			118.638.959
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	91.111.904		27.527.055			118.638.959
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	16.936.853		5.000.000			21.936.853
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	74.175.051		22.527.055			96.702.106

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.757.279.791		716.527.977			8.473.807.768
4.03	Servicios no personales	46.140.831					46.140.831
	TOTAL	7.803.420.622		716.527.977			8.519.948.599

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	457.310.099		375.846.470			833.156.569
4.03	Servicios no personales	257.707.950		58.314.254			316.022.204
4.04	Activos reales	37.192.167		6.927.948			44.120.115
4.07	Transferencias y donaciones	3.202.727.550		908.944.299			4.111.671.849
4.11	Disminución de pasivos	182.491.906		127.954.353			310.446.259
	TOTAL	4.137.429.672		1.477.987.324			5.615.416.996

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.172.865.991		908.212.299			4.081.078.290
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.172.865.991		908.212.299			4.081.078.290
4.07.01.03.00	Transferencias corrientes internas al sector público	3.172.865.991		908.212.299			4.081.078.290
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.442.410.819		285.963.951			1.728.374.770
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	293.011.873		48.982.455			341.994.328
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	85.362.559		13.438.554			98.801.113
	- A0093 Universidad Central de Venezuela (UCV)	577.100					577.100
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	38.493.732		10.988.312			49.482.044
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)	229.957.890		45.133.397			275.091.287
	- A0181 Servicio Autónomo Instituto de Biomedicina	9.677.650		2.134.927			11.812.577
	- A0306 Fundación "José Félix Ribas" (FUNDARIBAS)	14.903.355		1.488.187			16.391.542
	- A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"	34.603.297		6.499.306			41.102.603
	- A0446 Fundación Misión Barrio Adentro	582.108.392		139.445.869			721.554.261
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	64.743.003		9.654.453			74.397.456
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)	1.846.416		296.164			2.142.580

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	Presupuesto 2014
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	22.904.968		6.060.021			28.964.989
	- A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)	843.434		151.892			995.326
	- A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)	10.814.597		1.690.414			12.505.011
	- A1602 Fundación Misión Niño Jesús	52.562.553					52.562.553
4.07.01.03.10	Transferencias corrientes al Poder Estadal	1.719.461.070		622.248.348			2.341.709.418
	- E5200 Estado Anzoátegui	140.695.180		49.853.831			190.549.011
	- E5300 Estado Apure	110.756.575		37.089.791			147.846.366
	- E5400 Estado Aragua	206.359.999		69.522.420			275.882.419
	- E5600 Estado Bolívar	144.359.450		50.313.835			194.673.285
	- E5700 Estado Carabobo	103.602.702		18.672.832			122.275.534
	- E6000 Estado Falcón	83.263.888		28.829.866			112.093.754
	- E6200 Estado Lara	143.800.168		52.415.033			196.215.201
	- E6300 Estado Mérida	109.730.521		38.679.215			148.409.736
	- E6500 Estado Monagas	95.262.463		32.479.605			127.742.068
	- E6600 Estado Nueva Esparta	49.942.361		20.302.313			70.244.674
	- E6800 Estado Sucre	65.035.156		8.671.889			73.707.045
	- E6900 Estado Táchira	57.080.994		46.643.881			103.724.875
	- E7000 Estado Trujillo	136.242.883		44.989.645			181.232.528
	- E7100 Estado Yaracuy	63.094.229		28.493.313			91.587.542
	- E7200 Estado Zulia	210.234.501		95.290.879			305.525.380
4.07.01.03.11	Transferencias corrientes al Poder Municipal	10.994.102					10.994.102
	- E6419 Municipio Sucre	10.994.102					10.994.102

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	28.361.559					28.361.559
4.07.01.00.00	Transferencias y donaciones corrientes internas	28.361.559					28.361.559
4.07.01.01.00	Transferencias corrientes internas al sector privado	28.361.559					28.361.559
4.07.01.01.70	Subsidios educacionales al sector privado	200.000					200.000
	- S0374 Escuela de Salud Pública.	100.000					100.000
	- S1108 Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	100.000					100.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	27.941.559					27.941.559
	- S0039 Asociación Civil de Amigos del Riñón, Zulia	352.000					352.000
	- S0059 Fundación Hogar San José de la Montaña.	100.000					100.000
	- S0138 Asociación Venezolana para una Educación Sexual Alternativa (AVESA)	268.000					268.000
	- S0217 Centro de Orientación Familiar (COSFAM).	50.000					50.000
	- S0485 Federación Venezolana de Instituciones de Ciegos (FEVIC).	60.000					60.000
	- S0506 Fundación Alzheimer de Venezuela.	104.878					104.878
	- S0525 Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCANHEM	1.440.000					1.440.000
	- S0671 Fundación Patronato del Hospital de Niños J.M. De Los Ríos	154.000					154.000
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	103.800					103.800
	- S0735 Hogar Clínica San Rafael	1.000.000					1.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S0747 Hogares Crea de Venezuela	50.000					50.000
	- S0959 Subsidios Eventuales Diversos	2.000.000					2.000.000
	- S1209 Fundación Centegrupo	120.000					120.000
	- S1552 Fundación Hospital de Especialidades Pediátricas Estado Zulia	10.000.000					10.000.000
	- S1553 Banco de Sillas de Ruedas BANDESIR - Estado Zulia	70.000					70.000
	- S1819 Fundación de Amigos del Niño con Cáncer - Zulia	700.000					700.000
	- S1823 SUMEDLARA - Suministros de Medicamentos - Quimioterapias - Niños y Adultos con Cáncer, Barquisimeto, Estado Lara	100.000					100.000
	- S1887 Fundación para el Trasplante de Médula Ósea S.C.	100.000					100.000
	- S2134 Fundación Unidad de Trasplante de Médula Ósea Hospital de Clínicas Caracas (FUNDAMEDULA)	2.570.115					2.570.115
	- S2135 Fundación Renal de los Llanos Occidentales (FURENLLO)	110.000					110.000
	- S2136 Asociación Civil Funda Trasplante del Hospital Militar de Caracas	352.000					352.000
	- S2137 Fundación para la Prevención y el Tratamiento de Afecciones Renales (FUNDARENAL-HUC)	352.000					352.000
	- S2138 Fundación Merideña de Enfermos Renales	88.000					88.000
	- S2140 Fundación Renal (FUNDAREN)	352.000					352.000
	- S2141 Fundación Programa Metropolitano de Trasplante de Hígado (FUNDAHIGADO)	5.288.936					5.288.936

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2142 Asociación Civil Organización Nacional de Trasplante de Venezuela (ONTV)	2.055.830					2.055.830
4.07.01.01.75	Subsidios a organismos laborales y gremiales	20.000					20.000
	- S0105 Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ)	10.000					10.000
	- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela (AENJUVE)	10.000					10.000
4.07.01.01.78	Subsidios científicos al sector privado	200.000					200.000
	- S1895 Fundación Huntington de Venezuela (Mal de San Vito)	200.000					200.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	525.411.585		375.293.990			900.705.575
	TOTAL	**525.411.585**		**375.293.990**			**900.705.575**

56

Ministerio del Poder Popular para Ciencia, Tecnología e Innovación

MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INNOVACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Política Presupuestaria del Ministerio del Poder Popular para Ciencia, Tecnología e Innovación (MPPCTI), se sustenta en el proceso social, liberador y transformador orientado a la producción de bienes y servicios basados en el valor de uso. El acceso de la población hacia un conocimiento científico-tecnológico cuya apropiación y reinterpretación permita la satisfacción de sus necesidades y la búsqueda de nuevos escenarios donde la interacción entre los seres humanos, los medios de producción y el ambiente tengan como premisa el desarrollo de una sociedad socialista, solamente posible con la soberanía e independencia nacional.

Los esfuerzos estarán orientados a consolidar un modelo científico, centrado en la solución de problemas concretos de la población, así como, impulsar el escalamiento productivo asociado a la industria nacional de bienes y servicios; continuar el apalancamiento e impulso del Poder Popular mediante las redes sociales asociadas a la creación de conocimiento e innovación productiva, empleando los comités de saberes y producción, como un mecanismo de articulación entre las comunidades y las unidades productivas. En este sentido, se destacan las siguientes acciones:

- Fortalecimiento del proyecto modernización de plataformas y sistemas tecnológicos para el impulso de las tecnologías de información libres (TIL) en las instituciones de la Administración Pública Nacional (APN) y en comunidades organizadas.
- Apropiación y uso de las tecnologías de información y comunicación como herramienta tecnológica para el fortalecimiento del Poder Popular.
- Fabricación de equipos electrónicos y de telecomunicaciones (ensamblaje de canaimitas) para los niños, niñas y adolescentes insertos en el sistema educativo bolivariano.
- Incremento y consolidación del servicio de Televisión Digital Abierta (TDA).
- Construcción del centro de diseño, ensamblaje, integración y verificación de pequeños satélites de la Agencia Bolivariana para Actividades Espaciales (ABAE), destinado al impulso socio-productivo nacional en el área aeroespacial.
- Escalamiento tecnológico e industrial de las redes socialistas de innovación productiva a nivel nacional.
- Financiamiento de proyectos orientados a la investigación hacia áreas estratégicas definidas como prioritarias para la solución de los problemas sociales.
- Formulación y acompañamiento de proyectos de investigación, desarrollo e innovación (I+D+I) en materia de energía y medio ambiente.
- Desarrollo y transferencia de tecnología en energías alternativas e impulso de los procesos socio-productivos en las comunidades y el sector productivo nacional.
- Fortalecimiento de la televisora Conciencia TV, como un espacio de articulación y difusión de los saberes.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
120.799	560121000	Fomento a la atención ciudadana para la ayuda en materia de salud, como un derecho social, fundamental y constitucional.	caso			100	2.268.764			2.268.764
120.655	560122000	Diseño e implementación de servicios que garanticen el acceso y uso de las tecnologías de información y comunicación como ente rector de la ley de Interoperabilidad.	servicio			3	14.584.614			14.584.614
120.915	560123000	Diversificación de las relaciones de cooperación, intercambio, complementación y asociación con países aliados estratégicos y la actuación en los organismos multilaterales y de integración.	reunión			85	7.821.046			7.821.046
120.768	560124000	Socialización del conocimiento Científico y Tecnológico para el fortalecimiento del Poder Popular.	jornada			75	2.845.241			2.845.241
121.092	560125000	Desarrollo de normativa para la protección de datos en la Administración Pública Nacional contribuyendo con el fortalecimiento del gobierno electrónico.	documento			1	261.000			261.000
121.036	560126000	Fortalecimiento de la Academia de Software Libre (ASL) a nivel nacional, dentro del proceso de masificación de las tecnologías libres.	contenido			1	3.460.000			3.460.000
120.782	560127000	Desarrollo de una plataforma comunicacional para difundir y promover la gestión del Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, en el marco de la consolidación del socialismo bolivariano.	producto			3.484	9.537.852			9.537.852
122.809	560129000	Encadenamiento productivo de las Redes Socialistas de Innovación Productiva a nivel nacional.	red			100	1.000.000			1.000.000
121.086	560130000	Creación y desarrollo del Sistema de Integración Tecnológica Nacional en contribución al desarrollo socio-productivo del país	sistema			1	600.000			600.000
121.082	560131000	Impulso a la conformación del Sistema Nacional para la Formación en Ciencia, Tecnología e Innovación.	sistema			1	3.087.298			3.087.298
120.969	560133000	Fomento y promoción del desarrollo de innovadores y tecnólogos populares.	prototipo			120	3.819.816			3.819.816

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
120.823	560134000	Fortalecimiento y orientación de la actividad científica, tecnológica hacia áreas estratégicas definidas para el aprovechamiento efectivo de las potencialidades y capacidades nacionales.	investigación			1.000	5.632.083			5.632.083
120.665	560135000	Formación de sujetos sociales vinculados a espacios socio-productivos para la construcción de planes y proyectos que impulsen el conocimiento científico.	comité			24	4.473.910			4.473.910
	569999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados.	bolívar			977.625.261	977.625.261			977.625.261
						TOTAL	1.037.016.885			1.037.016.885

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
560001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	314.163.272			314.163.272
560002000	Gestión administrativa	1.745.396.312			1.745.396.312
560003000	Previsión y protección social	3.623.531			3.623.531
	TOTAL	2.063.183.115			2.063.183.115

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**192**	**222**	**167**	**581**	**23.066.842**	**2.308.551**	**25.375.393**
Altos Funcionarios y de Elección Popular		1		1	35.676		35.676
Alto Nivel y de Dirección	50	32	25	107	3.817.332		3.817.332
Profesional y Técnico	113	73	108	294	12.499.820	191.120	12.690.940
Personal Administrativo	22	23	14	59	2.160.025	68.424	2.228.449
Obrero	7	93	20	120	4.553.989	2.049.007	6.602.996
Personal Contratado	**155**	**130**		**285**	**23.092.392**		**23.092.392**
Profesional y Técnico	135	90		225	19.683.206		19.683.206
Obrero	20	40		60	3.409.186		3.409.186
TOTAL	347	352	167	866	46.159.234	2.308.551	48.467.785

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**3**	**2**	**5**	**574.099**
Empleados	3	2	5	574.099
Jubilados	**18**	**12**	**30**	**3.049.432**
Empleados	18	12	30	3.049.432
TOTAL	**21**	**14**	**35**	**3.623.531**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	327.776.274			327.776.274
4.02	Materiales, suministros y mercancías	40.912.565			40.912.565
4.03	Servicios no personales	69.948.804			69.948.804
4.04	Activos reales	42.240.303			42.240.303
4.07	Transferencias y donaciones	2.617.921.154			2.617.921.154
4.11	Disminución de pasivos	1.400.900			1.400.900
	TOTAL	**3.100.200.000**			**3.100.200.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.602.780.423			2.602.780.423
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.602.780.423			2.602.780.423
4.07.01.03.00	Transferencias corrientes internas al sector público	2.602.780.423			2.602.780.423
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.454.635.738			2.454.635.738
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	545.254.776			545.254.776
	- A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)	28.600.000			28.600.000
	- A0209 Centro Nacional de Tecnologías de Información (CNTI)	58.064.950			58.064.950
	- A0226 Academia de Ciencias Agrícolas de Venezuela (ACAV)	5.000.000			5.000.000
	- A0271 Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano	5.000.000			5.000.000
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	18.292.567			18.292.567
	- A0313 Fundación Instituto de Estudios Avanzados (IDEA)	92.957.585			92.957.585
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)	6.104.240			6.104.240
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	17.238.525			17.238.525
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	11.598.572			11.598.572
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	6.942.042			6.942.042
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)	10.928.507			10.928.507
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	19.560.038			19.560.038
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	4.677.374			4.677.374
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	5.263.931			5.263.931
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	380.000.000			380.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	115.616.955			115.616.955
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	13.301.589			13.301.589
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)	8.935.218			8.935.218
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	32.512.516			32.512.516
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	25.558.183			25.558.183
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	12.157.313			12.157.313
	- A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)	12.153.403			12.153.403
	- A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)	5.134.330			5.134.330
	- A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)	6.923.038			6.923.038
	- A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)	4.596.680			4.596.680
	- A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)	3.535.246			3.535.246
	- A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)	5.338.565			5.338.565
	- A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)	3.185.776			3.185.776
	- A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)	2.421.690			2.421.690
	- A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)	5.228.278			5.228.278
	- A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)	1.885.348			1.885.348
	- A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)	4.336.938			4.336.938

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)	6.218.754			6.218.754
	- A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)	7.085.764			7.085.764
	- A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)	18.573.530			18.573.530
	- A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)	24.000.000			24.000.000
	- A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)	5.956.954			5.956.954
	- A0464 Fundación Infocentro	132.718.660			132.718.660
	- A0507 Fundación Conciencia Televisión	22.500.000			22.500.000
	- A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)	536.404.376			536.404.376
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	142.304.167			142.304.167
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	11.148.260			11.148.260
	- A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)	69.421.100			69.421.100
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	148.144.685			148.144.685
	- A1211 Telecom Venezuela, C.A.	44.923.990			44.923.990
	- A1225 Red de Transmisiones de Venezuela, C.A.	93.866.235			93.866.235
	- A1267 Corporación para el Desarrollo Científico y Tecnológico, S.A. (CODECYT S.A)	9.354.460			9.354.460

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	8.617.200			8.617.200
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	8.617.200			8.617.200
4.07.02.01.00	Transferencias corrientes al exterior	8.617.200			8.617.200
4.07.02.01.04	Transferencias corrientes a organismos internacionales	8.617.200			8.617.200
	- I0164 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	234.000			234.000
	- I0212 Fundación Internacional para la Ciencia - IFS	1.800			1.800
	- I0215 Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	297.000			297.000
	- I0219 Instituto Interamericano para el Cambio Global - IAI	2.659.500			2.659.500
	- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	5.379.900			5.379.900
	- I0221 Consorcio Latinoamericano de la Yuca - CLAYUCA	45.000			45.000

PROYECTO: COD. N.E: 120799 COD. PPTO: 560121000 Fomento a la atención ciudadana para la ayuda en materia de salud, como un derecho social, fundamental y constitucional

UNIDAD DE MEDIDA: caso

CANTIDAD: Fem.(0) Mas.(0) Total(100)

ASIGNACIÓN PRESUPUESTARIA: 2.268.764

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del Poder Popular, generando una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

OBJETIVOS ESPECÍFICOS: Fomentar el bienestar social de la población e incidir de manera positiva en la calidad de vida de ciudadanas y ciudadanos, a través de apoyos económicos otorgados por el Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, a todas aquellas personas cuyos recursos resultan insuficientes, para hacer frente a situaciones que requieren acciones urgentes para alcanzar un nivel de vida sano

RESULTADO: Dar respuestas oportunas y efectivas a las necesidades en materia de salud, especialmente a la población excluida, bajo los principios de equidad, universalidad, accesibilidad, justicia y corresponsabilidad social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	268.764					268.764
4.02	Materiales, suministros y mercancías	17.857					17.857
4.03	Servicios no personales	82.143					82.143
4.07	Transferencias y donaciones	1.900.000					1.900.000
	TOTAL	**2.268.764**					**2.268.764**

PROYECTO: COD. N.E: 120655 COD. PPTO: 560122000 Diseño e Implementación de servicios que garanticen el acceso y uso de las tecnologías de información y comunicación como ente rector de la ley de Interoperabilidad

UNIDAD DE MEDIDA: servicio

CANTIDAD: Fem.(0) Mas.(0) Total(3)

ASIGNACIÓN PRESUPUESTARIA: 14.584.614

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estrategias de integración entre las instituciones de ciencia, tecnologia e innovación y las diferentes formas de organización del Poder Popular, generando una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

OBJETIVOS ESPECÍFICOS: Fortalecer los servicios tecnológicos del MPPCTI para garantizar el acceso seguro, óptimo y oportuno para el uso adecuado y soberano de las tecnologías de información y comunicación.

RESULTADO: Contar con servicios y tecnologías que permitan el intercambio seguro y oportuno de información entre los entes de Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.584.614					5.584.614
4.02	Materiales, suministros y mercancías	2.500.000					2.500.000
4.03	Servicios no personales	2.100.000					2.100.000
4.04	Activos reales	4.400.000					4.400.000
	TOTAL	**14.584.614**					**14.584.614**

PROYECTO: COD. N.E: 120915 COD. PPTO: 560123000 Diversificación de las relaciones de cooperación, intercambio, complementación y asociación con países aliados estratégicos y la actuación en los organismos multilaterales y de integración.

UNIDAD DE MEDIDA: reunión

CANTIDAD: Fem.(0) Mas.(0) Total(85)

ASIGNACIÓN PRESUPUESTARIA: 7.821.046

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar el acceso, uso, apropiación y disfrute de las tecnologías de información y comunicación en la población venezolana, atendiendo a las necesidades sociales contribuyendo con el vivir bien.

OBJETIVOS ESPECÍFICOS: Extender y afianzar las estrategias para profundizar las relaciones bilaterales de cooperación, complementación e intercambio, así como la participación en foros multilaterales, con base en el acopio y sistematización de información relativa a escenarios y oportunidades estratégicas de relación en el nuevo marco geopolítico mundial.

RESULTADO: Suscripción de nuevos instrumentos, alianzas estratégicas de cooperación, complementación, posicionamiento e intercambio, bilateral y multilateral en ciencia y tecnología, que promueve el nuevo modelo geopolítico internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.821.046					1.821.046
4.02	Materiales, suministros y mercancías	100.000					100.000
4.03	Servicios no personales	5.900.000					5.900.000
	TOTAL	**7.821.046**					**7.821.046**

PROYECTO: COD. N.E: 120768 COD. PPTO: 560124000 Socialización del conocimiento Científico y Tecnológico para el fortalecimiento del Poder Popular

UNIDAD DE MEDIDA: jornada

CANTIDAD: Fem.(0) Mas.(0) Total(75)

ASIGNACIÓN PRESUPUESTARIA: 2.845.241

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generar y difundir el acceso y disfrute de la ciencia y las tecnologías en la población venezolana, impulsando la apropiación y socialización del conocimiento.

OBJETIVOS ESPECÍFICOS: Profundizar el conocimiento de la ciencia y la tecnología al servicio del desarrollo nacional y reducir las diferencias para su acceso.

RESULTADO: Población nacional informada sobre actividades de ciencia, tecnología e Innovación a partir de procesos de socialización de experiencias y el intercambio de saberes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.345.241					1.345.241
4.02	Materiales, suministros y mercancías	437.284					437.284
4.03	Servicios no personales	1.062.716					1.062.716
	TOTAL	**2.845.241**					**2.845.241**

PROYECTO:	COD. N.E: 121092 COD. PPTO: 560125000 Desarrollo de normativa para la protección de datos en la Administración Pública Nacional contribuyendo con el fortalecimiento del gobierno electrónico
UNIDAD DE MEDIDA:	documento
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	261.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar el acceso, uso, apropiación y disfrute de las tecnologías de las telecomunicaciones e informática en la población venezolana, atendiendo a las necesidades sociales y contribuyendo con el vivir bien
OBJETIVOS ESPECÍFICOS:	Establecer un mecanismo para la implementación de la protección de datos a través de un marco de seguridad en el ámbito del Gobierno Electrónico
RESULTADO:	Normativa para la protección de datos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.000					20.000
4.03	Servicios no personales	241.000					241.000
	TOTAL	**261.000**					**261.000**

PROYECTO: COD. N.E: 121036 COD. PPTO: 560126000 Fortalecimiento de la Academia de Software Libre (ASL) a nivel nacional, dentro del proceso de masificación de las tecnologías libres

UNIDAD DE MEDIDA: contenido

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 3.460.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar el acceso, uso, apropiación y disfrute de las tecnologías de las telecomunicaciones e informática en la población venezolana, atendiendo a las necesidades sociales y contribuyendo con el vivir bien

OBJETIVOS ESPECÍFICOS: Fortalecer la plataforma tecnológica y actualizar los contenidos presenciales a fin de mejorar las competencias técnicas y la capacidad del talento humano, para ofrecer soluciones informáticas y servicios calificados en el área de tecnologías de información y comunicación libres.

RESULTADO: El 100% de los contenidos presenciales y en línea en tecnologías libres actualizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	81.000					81.000
4.03	Servicios no personales	3.379.000					3.379.000
	TOTAL	**3.460.000**					**3.460.000**

PROYECTO: COD. N.E: 120782 COD. PPTO: 560127000 Desarrollo de una plataforma comunicacional para difundir y promover la gestión del Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, en el marco de la consolidación del socialismo bolivariano.

UNIDAD DE MEDIDA: Producto

CANTIDAD: Fem.(0) Mas.(0) Total(3.484)

ASIGNACIÓN PRESUPUESTARIA: 9.537.852

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del Poder Popular, generando una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

OBJETIVOS ESPECÍFICOS: Fomentar la ciencia, la tecnología y la innovación al servicio del desarrollo nacional y reducir diferencias en el acceso al conocimiento.

RESULTADO: 100% de personas informadas en las actividades del MCTI

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.537.852					1.537.852
4.02	Materiales, suministros y mercancías	1.658.472					1.658.472
4.03	Servicios no personales	5.636.325					5.636.325
4.04	Activos reales	705.203					705.203
	TOTAL	**9.537.852**					**9.537.852**

PROYECTO:	COD. N.E: 122809 COD. PPTO: 560129000 Encadenamiento productivo de las Redes Socialistas de Innovación Productiva a nivel nacional
UNIDAD DE MEDIDA:	red
CANTIDAD:	Fem.(0) Mas.(0) Total(100)
ASIGNACIÓN PRESUPUESTARIA:	1.000.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Generar la investigación, desarrollo e innovación articulada con las diferentes fases del encadenamiento del tejido socio-productivo que contribuya a la soberanía tecnológica y a la capacidad nacional para la producción de rubros estratégicos de forma armónica con el ambiente
OBJETIVOS ESPECÍFICOS:	Fomentar el encadenamiento productivo de redes socialistas de innovación productiva, como estrategia de desarrollo local para la producción de bienes y servicios, que permitan fortalecer las capacidades tecnológicas del sector.
RESULTADO:	Redes socialistas de innovación productiva (RSIP) con bienes y servicios de calidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	280.000					280.000
4.03	Servicios no personales	720.000					720.000
	TOTAL	**1.000.000**					**1.000.000**

PROYECTO: COD. N.E: 121086 COD. PPTO: 560130000 Creación y desarrollo del Sistema de Integración Tecnológica Nacional en contribución al desarrollo socio-productivo del país

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 600.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Generar la investigación, desarrollo e innovación articulada con los diferentes encadenamientos del tejido socio-productivo, que contribuya a la soberanía tecnológica y a la capacidad nacional para la producción de rubros estratégicos de forma armónica con el ambiente.

OBJETIVOS ESPECÍFICOS: Integrar los esfuerzos de los resultados provenientes de las investigaciones y desarrollos tecnológicos con el propósito de impulsar su incorporación en procesos productivos, dirigido a rubros considerados estratégicos para la optimización o transformación de procesos artesanales a semi-industriales en diferentes sectores, fomentando el intercambio de conocimientos, la transferencia de tecnología nacional y la apropiación social del conocimiento, para coadyuvar a la generación de una producción de calidad, con inocuidad y cualquier otro parámetro exigido por la Ley para la comercialización de bienes y servicios que se generen.

RESULTADO: 10% personas articuladas con desarrollo tecnológicos culminados y en proceso de inserción en el aparato productivo nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	120.000					120.000
4.03	Servicios no personales	480.000					480.000
	TOTAL	**600.000**					**600.000**

PROYECTO: COD. N.E: 121082 COD. PPTO: 560131000 Impulso a la conformación del Sistema Nacional para la Formación en Ciencia, Tecnología e Innovación

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 3.087.298

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del Poder Popular, generando una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

OBJETIVOS ESPECÍFICOS: Impulsar a la conformación del sistema nacional para la formación en ciencia, tecnología e innovación en el ámbito nacional para la identificación de necesidades de formación, la planificación y ejecución de procesos formativos en el marco del sistema nacional de ciencia, tecnología e innovación.

RESULTADO: Conformación del sistema nacional para la formación en ciencia, tecnología e innovación con pertinencia social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.287.298					1.287.298
4.02	Materiales, suministros y mercancías	448.000					448.000
4.03	Servicios no personales	1.352.000					1.352.000
	TOTAL	**3.087.298**					**3.087.298**

PROYECTO: COD. N.E: 120969 COD. PPTO: 560133000 Fomento y promoción del desarrollo de innovadores y tecnólogos populares

UNIDAD DE MEDIDA: prototipo

CANTIDAD: Fem.(0) Mas.(0) Total(120)

ASIGNACIÓN PRESUPUESTARIA: 3.819.816

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del Poder Popular, generando una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

OBJETIVOS ESPECÍFICOS: Fomentar la Inventiva Tecnológica Nacional apoyando a los innovadores e innovadoras, tecnólogos y tecnólogas en el diseño, desarrollo, mejora y validación de sus prototipos, que respondan directamente a problemas concretos de las necesidades del pueblo venezolano.

RESULTADO: Financiar nuevos proyectos para la generación de prototipos y promover la inserción de los prototipos culminados en los procesos productivos del país.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.819.816					2.819.816
4.02	Materiales, suministros y mercancías	240.000					240.000
4.03	Servicios no personales	760.000					760.000
	TOTAL	**3.819.816**					**3.819.816**

PROYECTO: COD. N.E: 120823 COD. PPTO: 560134000 Fortalecimiento y orientación de la actividad científica, tecnológica hacia áreas estratégicas definidas para el aprovechamiento efectivo de las potencialidades y capacidades nacionales

UNIDAD DE MEDIDA: investigación

CANTIDAD: Fem.(0) Mas.(0) Total(1.000)

ASIGNACIÓN PRESUPUESTARIA: 5.632.083

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del Poder Popular, generando una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología.

OBJETIVOS ESPECÍFICOS: Ejecutar líneas de investigación, conformar redes y crear espacios de articulación, e intercambio de conocimientos en Ciencia y Tecnología, en las áreas estratégicas y prioritarias del país, que tiendan hacia el bienestar social de la población venezolana.

RESULTADO: Proyectos de Investigación en áreas estratégicas y prioritarias para el país, que tiendan hacia el bienestar social de la población venezolana

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.832.083					4.832.083
4.02	Materiales, suministros y mercancías	212.750					212.750
4.03	Servicios no personales	587.250					587.250
	TOTAL	**5.632.083**					**5.632.083**

PROYECTO: COD. N.E: 120665 COD. PPTO: 560135000 Formación de sujetos sociales vinculados a espacios socio-productivos para la construcción de planes y proyectos que impulsen el conocimiento científico

UNIDAD DE MEDIDA: comité

CANTIDAD: Fem.(0) Mas.(0) Total(24)

ASIGNACIÓN PRESUPUESTARIA: 4.473.910

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar estrategias de integración entre las instituciones de ciencia, tecnología e innovación y las diferentes formas de organización del Poder Popular, generando una gestión corresponsable en la construcción del conocimiento en ciencia y tecnología

OBJETIVOS ESPECÍFICOS: Formar a las y los sujetos sociales vinculados a espacios socioproductivos para la construcción de planes y proyectos que impulsen el conocimiento científico.

RESULTADO: Colectivos formados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.223.910					2.223.910
4.02	Materiales, suministros y mercancías	775.000					775.000
4.03	Servicios no personales	1.475.000					1.475.000
	TOTAL	**4.473.910**					**4.473.910**

PROYECTO: COD. PPTO: 569999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(977.625.261)

ASIGNACIÓN PRESUPUESTARIA: 977.625.261

OBJETIVO HISTÓRICO: No Aplica

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidación del nuevo modelo implantado con miras al socialismo bolivariano

OBJETIVOS ESPECÍFICOS: Garantizar a los órganos y entes adscritos del MPPCTI, los recursos financieros para la ejecución de los proyectos

RESULTADO: 977.625.251

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	977.625.261					977.625.261
	TOTAL	**977.625.261**					**977.625.261**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	977.625.261					977.625.261
4.07.01.00.00	Transferencias y donaciones corrientes internas	977.625.261					977.625.261
4.07.01.03.00	Transferencias corrientes internas al sector público	977.625.261					977.625.261
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	916.341.579					916.341.579
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	209.657.742					209.657.742

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)	10.652.957					10.652.957
	- A0209 Centro Nacional de Tecnologías de Información (CNTI)	30.474.222					30.474.222
	- A0271 Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano	3.000.000					3.000.000
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	5.176.690					5.176.690
	- A0313 Fundación Instituto de Estudios Avanzados (IDEA)	17.280.998					17.280.998
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)	3.001.993					3.001.993
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	8.672.226					8.672.226
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	4.428.041					4.428.041
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	3.906.260					3.906.260
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)	4.142.512					4.142.512
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	4.884.758					4.884.758
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	2.205.687					2.205.687
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	2.974.291					2.974.291
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	133.974.665					133.974.665

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	78.007.035					78.007.035
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	9.111.589					9.111.589
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)	6.110.320					6.110.320
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	14.912.554					14.912.554
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	19.291.843					19.291.843
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	6.314.749					6.314.749
	- A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)	5.575.661					5.575.661
	- A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)	1.211.696					1.211.696
	- A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)	977.203					977.203
	- A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)	3.174.050					3.174.050
	- A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)	1.491.520					1.491.520
	- A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)	2.010.269					2.010.269
	- A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)	1.293.581					1.293.581

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)	817.768					817.768
	- A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)	1.121.377					1.121.377
	- A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)	1.066.562					1.066.562
	- A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)	2.717.162					2.717.162
	- A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)	3.421.000					3.421.000
	- A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)	4.113.314					4.113.314
	- A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)	15.675.754					15.675.754
	- A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)	4.993.771					4.993.771
	- A0464 Fundación Infocentro	71.573.140					71.573.140
	- A0507 Fundación Conciencia Televisión	13.107.550					13.107.550
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	142.304.167					142.304.167
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	5.453.690					5.453.690
	- A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)	56.061.212					56.061.212
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	61.283.682					61.283.682
	- A1225 Red de Transmisiones de Venezuela, C.A.	61.283.682					61.283.682

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	306.055.650					306.055.650
4.03	Servicios no personales	8.107.622					8.107.622
	TOTAL	**314.163.272**					**314.163.272**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	34.022.202					34.022.202
4.03	Servicios no personales	38.065.748					38.065.748
4.04	Activos reales	37.135.100					37.135.100
4.07	Transferencias y donaciones	1.634.772.362					1.634.772.362
4.11	Disminución de pasivos	1.400.900					1.400.900
	TOTAL	**1.745.396.312**					**1.745.396.312**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.625.155.162					1.625.155.162
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.625.155.162					1.625.155.162
4.07.01.03.00	Transferencias corrientes internas al sector público	1.625.155.162					1.625.155.162
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.538.294.159					1.538.294.159
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	335.597.034					335.597.034
	- A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)	17.947.043					17.947.043
	- A0209 Centro Nacional de Tecnologías de Información (CNTI)	27.590.728					27.590.728
	- A0226 Academia de Ciencias Agrícolas de Venezuela (ACAV)	5.000.000					5.000.000
	- A0271 Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano	2.000.000					2.000.000
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	13.115.877					13.115.877
	- A0313 Fundación Instituto de Estudios Avanzados (IDEA)	75.676.587					75.676.587
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)	3.102.247					3.102.247
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	8.566.299					8.566.299
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	7.170.531					7.170.531

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	3.035.782					3.035.782
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)	6.785.995					6.785.995
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	14.675.280					14.675.280
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	2.471.687					2.471.687
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	2.289.640					2.289.640
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	246.025.335					246.025.335
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	37.609.920					37.609.920
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	4.190.000					4.190.000
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)	2.824.898					2.824.898
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	17.599.962					17.599.962
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	6.266.340					6.266.340
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	5.842.564					5.842.564
	- A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)	6.577.742					6.577.742

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)	3.922.634					3.922.634
	- A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)	5.945.835					5.945.835
	- A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)	1.422.630					1.422.630
	- A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)	2.043.726					2.043.726
	- A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)	3.328.296					3.328.296
	- A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)	1.892.195					1.892.195
	- A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)	1.603.922					1.603.922
	- A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)	4.106.901					4.106.901
	- A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)	818.786					818.786
	- A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)	1.619.776					1.619.776
	- A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)	2.797.754					2.797.754
	- A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)	2.972.450					2.972.450

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)	18.573.530					18.573.530
	- A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)	8.324.246					8.324.246
	- A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)	963.183					963.183
	- A0464 Fundación Infocentro	61.145.520					61.145.520
	- A0507 Fundación Conciencia Televisión	9.392.450					9.392.450
	- A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)	536.404.376					536.404.376
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	5.694.570					5.694.570
	- A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)	13.359.888					13.359.888
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	86.861.003					86.861.003
	- A1211 Telecom Venezuela, C.A.	44.923.990					44.923.990
	- A1225 Red de Transmisiones de Venezuela, C.A.	32.582.553					32.582.553
	- A1267 Corporación para el Desarrollo Científico y Tecnológico, S.A. (CODECYT S.A)	9.354.460					9.354.460

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	8.617.200					8.617.200
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	8.617.200					8.617.200
4.07.02.01.00	Transferencias corrientes al exterior	8.617.200					8.617.200
4.07.02.01.04	Transferencias corrientes a organismos internacionales	8.617.200					8.617.200
	- I0164 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	234.000					234.000
	- I0212 Fundación Internacional para la Ciencia - IFS	1.800					1.800
	- I0215 Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	297.000					297.000
	- I0219 Instituto Interamericano para el Cambio Global - IAI	2.659.500					2.659.500
	- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	5.379.900					5.379.900
	- I0221 Consorcio Latinoamericano de la Yuca - CLAYUCA	45.000					45.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.623.531					3.623.531
	TOTAL	**3.623.531**					**3.623.531**

57

Ministerio del Poder Popular para las Comunas y los Movimientos Sociales

MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y LOS MOVIMIENTOS SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para las Comunas y los Movimientos Sociales, en el marco de las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y del Plan Operativo Anual Nacional (POAN), como órgano rector de las políticas públicas relacionadas con la promoción y fortalecimiento de los mecanismos institucionales que privilegien la formación comunal, participación popular, economía comunal y protección social, orientado a fortalecer al Estado socialista, participativo, transformador de las fuerzas sociales y sobre todo humanista, como formas de organización social expresada en autogobiernos y caracterizada por la cogestión, orientará su gestión en el 2014, hacia la implementación de políticas producto de la gestión del Gobierno de Calle, priorizando el contacto directo entre los miembros del Gabinete Ejecutivo, Gobernadores, Alcaldes Bolivarianos con las organizaciones comunales y los vecinos, con el fin de dar respuesta efectiva a los problemas de diversa índole que afectan al colectivo tales como salud, educación, vivienda, poder popular e inseguridad. En este sentido, busca impulsar la participación de los sectores excluidos de la población venezolana a la actividad productiva a nivel nacional, apuntalando de esta manera la conformación del Estado socialista y participativo que procura la construcción de una sociedad justa y equitativa, mediante la articulación entre las organizaciones comunales, capaces de satisfacer las necesidades locales de la población con el apoyo del Estado Socialista, llevando a cabo los siguientes proyectos:

- Escuela de Formación para Voceros, Voceras y Organizaciones del Poder Popular.
- Acompañamiento en la Gestión a las Instancias del Poder Popular para la construcción de las Comunas Socialistas.
- Atención Integral Inmediata a personas en condiciones de pobreza, así como a organizaciones del Poder Popular y a organizaciones sin fines de lucro.

- Tercer Estudio de Medición de Impacto de las Políticas Públicas del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales.
- Implementación de la Interoperabilidad en el Ministerio del Poder Popular para las Comunas y los Movimientos Sociales a Nivel Nacional (Fase I).
- Fortalecer el Centro de Procesamiento de Datos del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales.
- Consolidación de las Organizaciones del Poder Popular a través de la transferencia de recursos financieros en el marco de las grandes Misiones y Micromisiones.
- Desarrollo de las organizaciones del poder popular a través de proyectos con potencialidades productivas, innovadoras y replicables en el marco del modelo económico productivo socialista.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
121.883	570075000	Escuela de Formación para Voceros, Voceras y Organizaciones del Poder Popular.	capacitación			300.000	90.615.660			90.615.660
121.624	570076000	Acompañamiento en la Gestión a las Instancias del Poder Popular para la construcción de las Comunas Socialistas.	Instancias			38.592	41.789.350			41.789.350
122.588	570077000	Atención Integral Inmediata a personas en condiciones de pobreza, así como a organizaciones del Poder Popular y a organizaciones sin fines de lucro.	persona			300	24.000.000			24.000.000
121.884	570078000	Tercer Estudio de Medición de Impacto de las Políticas Públicas del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales.	informe			3	2.000.000			2.000.000
121.905	570079000	Implementación de la Interoperabilidad en el Ministerio del Poder Popular para las Comunas y los Movimientos Sociales a Nivel Nacional (Fase I).	Plataforma tecnológica			1	10.000.000			10.000.000
121.713	570081000	Fortalecer el Centro de Procesamiento de Datos del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales.	Plataforma tecnológica			1	15.000.000			15.000.000
121.741	570082000	Consolidación de las Organizaciones del Poder Popular a través de la transferencia de recursos financieros en el marco de las grandes Misiones y Micromisiones.	transferencia			18	14.800.000			14.800.000
121.782	570083000	Desarrollo de las organizaciones del poder popular a través de proyectos con potencialidades productivas, innovadoras y replicables en el marco del modelo económico productivo socialista..	proyecto de investigación			16	12.500.000			12.500.000
121.920	570084000	Consolidación y reimpulso de las asociaciones cooperativas, en el marco de desarrollo del nuevo modelo socioproductivo.	cooperativa			49.700	10.200.000			10.200.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
122.488	570085000	Atención y asesoramiento médico a personas con discapacidad de causa genética y sus familiares como parte de un programa comunitario sobre genética en Venezuela.	persona			8.600	17.000.000			17.000.000
122.160	570088000	Implementación de programas psicosociales y socio productivos a través del poder comunal dirigidos a personas con discapacidad en el marco de la Misión Dr. José Gregorio Hernández.	persona			87.550	40.000.000			40.000.000
121.722	570089000	Impulsar el Sistema Económico Comunal mediante la constitución, promoción y fortalecimiento de las Organizaciones Socio productivas priorizadas por las instancias del poder popular.	organización			420	17.500.000			17.500.000
	579999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	bolívar			1.861.231.388	1.861.231.388			1.861.231.388
						TOTAL	2.156.636.398			2.156.636.398

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
570001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	813.596.247			813.596.247
570002000	Gestión administrativa	1.029.500.615			1.029.500.615
570003000	Previsión y protección social	176.966.740			176.966.740
570007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	10.000.000			10.000.000
	TOTAL	**2.030.063.602**			**2.030.063.602**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**826**	**821**		**1.647**	**55.613.866**	**722.003**	**56.335.869**
Altos Funcionarios y de Elección Popular		1		1	25.241	7.573	32.814
Alto Nivel y de Dirección	39	44		83	2.381.435	714.430	3.095.865
Profesional y Técnico	531	496		1.027	33.919.435		33.919.435
Personal Administrativo	65	25		90	2.972.492		2.972.492
Obrero	191	255		446	16.315.263		16.315.263
Personal Contratado	**1.172**	**1.107**		**2.279**	**144.892.167**		**144.892.167**
Directivo	17	10		27	1.683.227		1.683.227
Profesional y Técnico	405	319		724	47.856.801		47.856.801
Personal Administrativo	750	778		1.528	95.352.139		95.352.139
TOTAL	**1.998**	**1.928**		**3.926**	**200.506.033**	**722.003**	**201.228.036**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**667**	**195**	**862**	**43.313.716**
Obreros	142	37	179	8.995.344
Empleados	525	158	683	34.318.372
Jubilados	**2.075**	**766**	**2.841**	**133.653.024**
Obreros	882	358	1.240	58.558.422
Empleados	1.193	408	1.601	75.094.602
TOTAL	**2.742**	**961**	**3.703**	**176.966.740**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	921.110.455			921.110.455
4.02	Materiales, suministros y mercancías	127.162.952			127.162.952
4.03	Servicios no personales	221.473.090			221.473.090
4.04	Activos reales	55.649.429			55.649.429
4.07	Transferencias y donaciones	2.826.304.074			2.826.304.074
4.11	Disminución de pasivos	35.000.000			35.000.000
	TOTAL	**4.186.700.000**			**4.186.700.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.564.846.288			2.564.846.288
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.564.846.288			2.564.846.288
4.07.01.03.00	Transferencias corrientes internas al sector público	2.564.846.288			2.564.846.288
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.248.501.173			2.248.501.173
	- A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)	80.660.000			80.660.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	82.687.200			82.687.200
	- A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)	368.691.550			368.691.550
	- A0480 Fundación Misión Negra Hipólita	240.000.000			240.000.000
	- A0487 Fundación "Misión Che Guevara"	75.686.560			75.686.560
	- A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)	485.000.000			485.000.000
	- A0950 Instituto Nacional de Servicios Sociales (INASS)	815.775.863			815.775.863
	- A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)	100.000.000			100.000.000
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	118.656.197			118.656.197
	- A0717 Banco del Pueblo Soberano, C.A.	118.656.197			118.656.197
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	197.688.918			197.688.918
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	197.688.918			197.688.918

PROYECTO: COD. N.E: 121883 COD. PPTO: 570075000 Escuela de Formación para Voceros, Voceras y Organizaciones del Poder Popular.

UNIDAD DE MEDIDA: capacitación

CANTIDAD: Fem.(0) Mas.(0) Total(300.000)

ASIGNACIÓN PRESUPUESTARIA: 90.615.660

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formular, dirigir y controlar las políticas, planes y proyectos orientados a impulsar el Poder Comunal a nivel nacional en materia de formación y capacitación, a fin de llevar esos conocimientos al seno de los Consejos Comunales y Comunidades Organizadas convirtiéndose en multiplicadores sociales de interacción e interrelación con el fin de lograr una sociedad liberadora productividad y capacitada que comprenda y se involucre en los cambios sociopolíticos.

OBJETIVOS ESPECÍFICOS: Formar voceros, voceras y líderes comunitarios del Poder Popular, en las áreas ético, político, ideológico, cultural y técnico, así como el acompañamiento y la asistencia técnica, como acción transversal para la construcción del Estado Socialista, y dar seguimiento y acompañamiento a los integrantes de la Escuela de Formación para Voceros, Voceras y Organizaciones del Poder Popular.

RESULTADO: Voceros, voceras y líderes comunitarios del Poder Popular formados en las áreas éticos, político, ideológico, cultural y técnico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	56.000.000					56.000.000
4.02	Materiales, suministros y mercancías	16.482.480					16.482.480
4.03	Servicios no personales	15.318.180					15.318.180
4.04	Activos reales	815.000					815.000
4.07	Transferencias y donaciones	2.000.000					2.000.000
	TOTAL	**90.615.660**					**90.615.660**

PROYECTO:	COD. N.E: 121624 COD. PPTO: 570076000 Acompañamiento en la Gestión a las Instancias del Poder Popular para la construcción de las Comunas Socialistas
UNIDAD DE MEDIDA:	Instancias
CANTIDAD:	Fem.(0) Mas.(0) Total(38.592)
ASIGNACIÓN PRESUPUESTARIA:	41.789.350
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promocionar el Poder Popular, concebido como el desarrollo de capacidades y de acción colectiva a través de procesos de capacitación y formación.
OBJETIVOS ESPECÍFICOS:	Acompañar desde la perspectiva política - ideológica a las Instancias del Poder Popular en su funcionamiento orgánico.
RESULTADO:	Instancias del Poder Popular funcionando orgánicamente como gobiernos comunales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.789.819					14.789.819
4.02	Materiales, suministros y mercancías	8.344.736					8.344.736
4.03	Servicios no personales	10.654.795					10.654.795
4.07	Transferencias y donaciones	8.000.000					8.000.000
	TOTAL	**41.789.350**					**41.789.350**

PROYECTO: COD. N.E: 122588 COD. PPTO: 570077000 Atención Integral Inmediata a personas en condiciones de pobreza, así como a organizaciones del Poder Popular y a organizaciones sin fines de lucro.

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(0) Mas.(0) Total(300)

ASIGNACIÓN PRESUPUESTARIA: 24.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Concentrar y coordinar eficientemente los procesos de captación, administración e inversión de recursos con la finalidad de optimizar la ejecución de las políticas, planes, programas y proyectos destinados a fortalecer, con una respuesta oportuna y eficaz, el desarrollo social.

OBJETIVOS ESPECÍFICOS: Ofrecer Asistencia integral y oportuna a los grupos socialmente más vulnerables de la población, en la promoción del desarrollo humano a través del aporte de recursos financieros y no financieros, soluciones habitacionales, donaciones, atención médica, fortalecimiento de las actividades educativas, deportivas y culturales tanto en lo individual, colectivo como en lo comunitario para continuar disminuyendo la pobreza.

RESULTADO: Donaciones y financiamientos dados para la atención y asistencia médica. Dotación de medicamentos, exámenes médicos y operaciones quirúgicas. Reparación de viviendas, reconstruir infraestructuras deportivas, liceos y mantenimiento a los CDI, para beneficiar a personas en pobreza y realizar alianzas estratégicas con otras instituciones públicas y/o privadas para facilitar la atención de este grupo social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	569.920					569.920
4.03	Servicios no personales	4.873.190					4.873.190
4.07	Transferencias y donaciones	18.556.890					18.556.890
	TOTAL	**24.000.000**					**24.000.000**

PROYECTO: COD. N.E: 121884 COD. PPTO: 570078000 Tercer Estudio de Medición de Impacto de las Políticas Públicas del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales.

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(3)

ASIGNACIÓN PRESUPUESTARIA: 2.000.000

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar información que permita analizar y evaluar la ejecución y el impacto de las políticas públicas que están bajo la responsabilidad del Ministerio.

OBJETIVOS ESPECÍFICOS: Conocer cuáles han sido las políticas públicas que se han desarrollado en los consejos comunales, mediante la interacción directa con los beneficiarios y así lograr verificar su cambio de vida. (antes, durante y proyecciones a futuro), por medio de: metodología a utilizar para la medición del impacto, aplicación de instrumentos de recolección de datos e información, transcripción, procesamiento y tabulación de los datos y análisis de los datos.

RESULTADO: Todos los beneficiados de los Consejos Comunales a nivel nacional han sido tocado positivamente por las políticas públicas ejecutas por el Ministerio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	341.778					341.778
4.03	Servicios no personales	1.658.222					1.658.222
	TOTAL	2.000.000					2.000.000

PROYECTO: COD. N.E: 121905 COD. PPTO: 570079000 Implementación de la Interoperabilidad en el Ministerio del Poder Popular para las Comunas y los Movimientos Sociales a Nivel Nacional (Fase I).

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 10.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Implantar la Interoperabilidad en el Ministerio del Poder Popular para las Comunas y los Movimientos Sociales, a través del cumplimiento de la Ley sobre el Acceso e Intercambio Electrónico de Datos, Información y Documentos entre los Órganos y Entes del Estado; con el fin de simplificar los trámites administrativos y dar un mejor uso de los recursos de la Administración Pública.

OBJETIVOS ESPECÍFICOS: Desarrollar un marco normativo en Interoperabilidad que promueva la calidad, integración, y adecuación de los productos y servicios informáticos de las instituciones del Estado, mediante el establecimiento de disposiciones de uso común y continuidad de las Tecnologías de Información. Adecuar la infraestructura tecnológica para la operación de los servicios de interoperabilidad desde el Ministerio. Desarrollar un Plan de Formación dirigido al talento humano de los órganos y entes del Estado en los aspectos generales de la interoperabilidad, para que acompañen el plan de implementación generalizada mediante el abordaje de proyectos de interoperabilidad desde sus instituciones. Promover un marco referencial para el intercambio, publicación e interpretación de los datos, información y documentos que sea adoptado por los órganos y entes del Estado. Implementar un plan de promoción y difusión de los avances de la Interoperabilidad así como los servicios que actualmente se prestan desde esta plataforma, tanto en su gestión interna como en su relación directa con el ciudadano.

RESULTADO: Plataforma Tecnológica que permita el intercambio electrónico de datos, información y documentos entre el Ministerio, sus Entes del Estado y demás organismos de la APN; a objeto de simplificar los trámites administrativos y hacer un mejor uso de los recursos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	768.000					768.000
4.03	Servicios no personales	989.143					989.143
4.04	Activos reales	8.242.857					8.242.857
	TOTAL	**10.000.000**					**10.000.000**

PROYECTO: COD. N.E: 121713 COD. PPTO: 570081000 Fortalecer el Centro de Procesamiento de Datos del Ministerio del Poder Popular para las Comunas y los Movimientos Sociales.

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 15.000.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Actualizar el Centro de Procesamiento de Datos del Ministerio, para garantizar la disponibilidad de los servicios prestados.

OBJETIVOS ESPECÍFICOS: Actualizar el Centro de Procesamiento de Datos del Ministerio.

RESULTADO: Fortalecer la plataforma tecnológica del Ministerio, con el fin de garantizar el funcionamiento óptimo del centro de procesamiento de datos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.607.143					1.607.143
4.04	Activos reales	13.392.857					13.392.857
	TOTAL	**15.000.000**					**15.000.000**

PROYECTO: COD. N.E: 121741 COD. PPTO: 570082000 Consolidación de las Organizaciones del Poder Popular a través de la transferencias de recursos financieros en el marco de las grandes Misiones y Micromisiones

UNIDAD DE MEDIDA: transferencia

CANTIDAD: Fem.(0) Mas.(0) Total(18)

ASIGNACIÓN PRESUPUESTARIA: 14.800.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dirigir, coordinar, supervisar y hacer seguimiento a la ejecución de políticas, proyectos y programas dirigidos a fomentar, desarrollar, acompañar y articular las diferentes formas de asociación comunitaria para el trabajo, el ahorro y el consumo bajo el régimen de propiedad colectiva y dirigidos a la satisfacción de las necesidades sociales de las comunidades y al desarrollo del nuevo modelo socio productivo.

OBJETIVOS ESPECÍFICOS: Transferir recursos financieros a las organizaciones del poder popular para la correcta ejecución de proyectos fortaleciendo a las Grandes Misiones (Saber y Trabajo, Vivienda Venezuela) y micromisiones mediante los procesos de articulación, control y seguimiento de los proyectos de viviendas, socioproductivos y otros.

RESULTADO: Recursos financieros transferidos a las organizaciones del Poder Popular para la ejecución de proyectos de viviendas, socio productivos y sociales que contribuyan al desarrollo económico nacional en el marco de las grandes misiones y micromisiones (Gran Misión Vivienda Venezuela y Gran Misión Saber y Trabajo).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.924.106					1.924.106
4.02	Materiales, suministros y mercancías	2.664.537					2.664.537
4.03	Servicios no personales	3.478.637					3.478.637
4.07	Transferencias y donaciones	6.732.720					6.732.720
	TOTAL	**14.800.000**					**14.800.000**

PROYECTO: COD. N.E: 121782 COD. PPTO: 570083000 Desarrollo de las organizaciones del poder popular a través de proyectos con potencialidades productivas, innovadoras y replicables en el marco del modelo económico productivo socialista.

UNIDAD DE MEDIDA: proyecto de investigación

CANTIDAD: Fem.(0) Mas.(0) Total(16)

ASIGNACIÓN PRESUPUESTARIA: 12.500.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dirigir, coordinar supervisar y hacer seguimiento a la ejecución de políticas, proyectos y programas dirigidos a fomentar, desarrollar, acompañar y articular las diferentes formas de asociación comunitaria para el trabajo, el ahorro y el consumo bajo el régimen de propiedad colectiva y dirigidos a la satisfacción de las necesidades sociales de las comunidades y al desarrollo del nuevo modelo socio productivo.

OBJETIVOS ESPECÍFICOS: Asistir integralmente a las comunidades organizadas y demás organizaciones del poder popular en el desarrollo efectivo de las ideas productivas e innovadoras, factibles y replicables, mediante la evaluación y seguimiento de 16 proyectos, caracterizados por el manejo y promoción de técnicas de desarrollo económico como: la socio-producción, bioconstrucción, agroecología, etc. En donde se aprovechen las herramientas de explotación de recursos propios de cada región de una manera consciente y racional, los cuales rescaten la participación ciudadana de manera colectiva e integradora; destacando planes de avance de mecanismos para el manejo de residuos sólidos; y apoyo técnico a proyectos relacionados a las grandes misiones saber y trabajo y vivienda venezuela, en el marco de la consolidación de la participación real de sectores pertenecientes a las distintas formas de organización social y bases del poder popular con un desarrollo sustentable, duradero y eficiente, logrando así el impulso efectivo del nuevo modelo económico comunal.

RESULTADO: Asistencia técnica integral para la formulación de ideas innovadoras a través de proyectos; autogestión de las comunidades y demás organizaciones sociales para el desarrollo de ideas innovadoras; aumento de los niveles de satisfacción poblacional en atención con 100% proyectos atendidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.916.994					5.916.994
4.02	Materiales, suministros y mercancías	1.444.203					1.444.203
4.03	Servicios no personales	3.383.871					3.383.871
4.04	Activos reales	588.266					588.266
4.07	Transferencias y donaciones	1.166.666					1.166.666
	TOTAL	12.500.000					12.500.000

PROYECTO: COD. N.E: 121920 COD. PPTO: 570084000 Consolidación y reimpulso de las asociaciones cooperativas, en el marco de desarrollo del nuevo modelo socioproductivo.

UNIDAD DE MEDIDA: Cooperativa

CANTIDAD: Fem.(0) Mas.(0) Total(49.700)

ASIGNACIÓN PRESUPUESTARIA: 10.200.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dirigir, coordinar, supervisar y hacer seguimiento a la ejecución de políticas, proyectos y programas dirigidos a fomentar, desarrollar, acompañar y articular las diferentes formas de asociación comunitaria para el trabajo, el ahorro y el consumo bajo el régimen de propiedad colectiva y dirigidos a la satisfacción de las necesidades sociales de las comunidades y al desarrollo del nuevo modelo socioproductivo.

OBJETIVOS ESPECÍFICOS: Conformar una base de datos que represente un instrumento de apoyo y consulta para el diseño y la implementación de políticas, planes y el acompañamiento integral que requieren las cooperativas, contribuyendo así, al direccionamiento estratégico de estas organizaciones socioproductivas en el sistema económico comunal, como unidad de desarrollo y bienestar del colectivo, del individuo y de la construcción de la nueva sociedad enmarcada en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 -2019.

RESULTADO: Cantidad de cooperativas con acompañamiento integral e información actualizada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.790.620					3.790.620
4.02	Materiales, suministros y mercancías	3.088.260					3.088.260
4.03	Servicios no personales	3.081.120					3.081.120
4.07	Transferencias y donaciones	240.000					240.000
	TOTAL	**10.200.000**					**10.200.000**

PROYECTO:	COD. N.E: 122488 COD. PPTO: 570085000 Atención y asesoramiento médico a personas con discapacidad de causa genética y sus familiares como parte de un programa comunitario sobre genética en Venezuela.
UNIDAD DE MEDIDA:	persona
CANTIDAD:	Fem.(0) Mas.(0) Total(8.600)
ASIGNACIÓN PRESUPUESTARIA:	17.000.000
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar la asistencia medica integral gratuita dirigida al sector de la población que presente discapacidad de causa genética, prestando servicios de laboratorio para diagnóstico de enfermedades de origen genético. Así como asistencia médica en consultas de: Genética clínica, asesoramiento genético preconcepcional y genético familiar, neuropediatria, psicopedagogía, psicología, atención prenatal y evaluación de defectos congénitos.
OBJETIVOS ESPECÍFICOS:	Establecer mecanismos de atención integral gratuita dirigida a personas con discapacidad genética que favorezca la organización social, a fin de apoyar el buen
RESULTADO:	Atención especializada de salud integral gratuita brindada.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.229.286					10.229.286
4.02	Materiales, suministros y mercancías	4.490.452					4.490.452
4.03	Servicios no personales	1.893.382					1.893.382
4.04	Activos reales	386.880					386.880
	TOTAL	**17.000.000**					**17.000.000**

PROYECTO: COD. N.E: 122160 COD. PPTO: 570088000 Implementación de programas psicosociales y socio productivos a través del poder comunal dirigidos a personas con discapacidad en el marco de la Misión Dr. José Gregorio Hernández.

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(0) Mas.(0) Total(87.550)

ASIGNACIÓN PRESUPUESTARIA: 40.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Incluir a los grupos más pobres y vulnerables de la sociedad: Niños, niñas y adolescentes, adultos y adultas mayores, personas con discapacidad, personas en situación de calle, personas con adicciones, población sexo-genero-diversa, a través de la formulación de políticas, ejecución, seguimiento y control de planes, programas y proyectos que conduzcan hacia la igualdad sustantiva y el Socialismo como la única alternativa que garantiza la mayor suma de seguridad social.

OBJETIVOS ESPECÍFICOS: Implementar programas psicosociales y socio productivos a través del poder comunal dirigidos a personas con discapacidad que garanticen la igualdad de oportunidad, la integración y no discriminación, la explotación de sus potencialidades como ciudadanos capaces de participar en la construcción del desarrollo de la patria así como de su desarrollo humano y condiciones para una vida digna.

RESULTADO: Garantizar la ejecución de los programas y proyectos de las políticas sociales de atención a personas con discapacidad y sus familiares.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.263.814					12.263.814
4.02	Materiales, suministros y mercancías	4.496.710					4.496.710
4.03	Servicios no personales	8.841.510					8.841.510
4.04	Activos reales	897.966					897.966
4.07	Transferencias y donaciones	13.500.000					13.500.000
	TOTAL	**40.000.000**					**40.000.000**

PROYECTO: COD. N.E: 121722 COD. PPTO: 570089000 Impulsar el Sistema Económico Comunal mediante la constitución, promoción y fortalecimiento de las Organizaciones Socioproductivas priorizadas por las instancias del poder popular.

UNIDAD DE MEDIDA: organización

CANTIDAD: Fem.(0) Mas.(0) Total(420)

ASIGNACIÓN PRESUPUESTARIA: 17.500.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dirigir, coordinar, supervisar y hacer seguimiento a la ejecución de políticas, proyectos y programas dirigidos a fomentar, desarrollar, acompañar y articular las diferentes formas de asociación comunitaria para el trabajo, el ahorro y el consumo bajo el régimen de propiedad colectiva y dirigidos a la satisfacción de las necesidades sociales de las comunidades y al desarrollo del nuevo modelo socioproductivo.

OBJETIVOS ESPECÍFICOS: Impulsar la conformación, constitución, promoción y desarrollo de las organizaciones socioproductivas conformadas como Empresas de Propiedad Social, Grupos de Intercambio y Cooperativas en el marco del Sistema Económico Comunal.- Promover los bienes, servicios y saberes de las organizaciones socioproductivas constituidas y por constituir bajo el régimen de propiedad social en el marco del Sistema Económico Comunal.

RESULTADO: 420 Organizaciones Socioproductivas Fortalecidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.659.680					5.659.680
4.02	Materiales, suministros y mercancías	3.378.220					3.378.220
4.03	Servicios no personales	5.246.026					5.246.026
4.07	Transferencias y donaciones	3.216.074					3.216.074
	TOTAL	**17.500.000**					**17.500.000**

PROYECTO:	COD. PPTO: 579999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(1.861.231.388)
ASIGNACIÓN PRESUPUESTARIA:	1.861.231.388
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Desarrollar el nuevo modelo socio-productivo como base económica del siglo XXI y alcanzar un crecimiento sostenible
OBJETIVOS ESPECÍFICOS:	Transferir recursos a los entes descentralizados
RESULTADO:	1.861.231.388

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.861.231.388					1.861.231.388
	TOTAL	**1.861.231.388**					**1.861.231.388**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.861.231.388					1.861.231.388
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.861.231.388					1.861.231.388
4.07.01.03.00	Transferencias corrientes internas al sector público	1.861.231.388					1.861.231.388
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.584.142.653					1.584.142.653
	- A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)	48.396.000					48.396.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	57.000.000					57.000.000
	- A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)	272.731.510					272.731.510
	- A0480 Fundación Misión Negra Hipólita	180.000.000					180.000.000
	- A0487 Fundación "Misión Che Guevara"	55.239.280					55.239.280
	- A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)	310.000.000					310.000.000
	- A0950 Instituto Nacional de Servicios Sociales (INASS)	660.775.863					660.775.863
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	118.656.197					118.656.197
	- A0717 Banco del Pueblo Soberano, C.A.	118.656.197					118.656.197
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	158.432.538					158.432.538
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	158.432.538					158.432.538

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	809.768.136					809.768.136
4.03	Servicios no personales	3.828.111					3.828.111
	TOTAL	813.596.247					813.596.247

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	73.814.792					73.814.792
4.03	Servicios no personales	155.745.320					155.745.320
4.04	Activos reales	31.325.603					31.325.603
4.07	Transferencias y donaciones	733.614.900					733.614.900
4.11	Disminución de pasivos	35.000.000					35.000.000
	TOTAL	1.029.500.615					1.029.500.615

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	703.614.900					703.614.900
4.07.01.00.00	Transferencias y donaciones corrientes internas	703.614.900					703.614.900
4.07.01.03.00	Transferencias corrientes internas al sector público	703.614.900					703.614.900
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	664.358.520					664.358.520
	- A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)	32.264.000					32.264.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	25.687.200					25.687.200
	- A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)	95.960.040					95.960.040
	- A0480 Fundación Misión Negra Hipólita	60.000.000					60.000.000
	- A0487 Fundación "Misión Che Guevara"	20.447.280					20.447.280
	- A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)	175.000.000					175.000.000
	- A0950 Instituto Nacional de Servicios Sociales (INASS)	155.000.000					155.000.000
	- A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)	100.000.000					100.000.000
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	39.256.380					39.256.380
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	39.256.380					39.256.380

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	176.966.740					176.966.740
	TOTAL	**176.966.740**					**176.966.740**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	8.046.864					8.046.864
4.03	Servicios no personales	874.440					874.440
4.07	Transferencias y donaciones	1.078.696					1.078.696
	TOTAL	**10.000.000**					**10.000.000**

58

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

MINISTERIO DEL PODER POPULAR PARA LA MUJER Y LA IGUALDAD DE GÉNERO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio fiscal 2014, el Ministerio del Poder Popular para la Mujer y la Igualdad de Género focalizará su gestión en el desarrollo de acciones orientadas a fomentar la participación social y económica de las mujeres y la formación con perspectiva de género a escala institucional y nacional, de acuerdo al ordenamiento jurídico nacional e internacional que rige la materia, y buscará promover la erradicación de los estereotipos de género y de la violencia basada en los mismos, afianzando con ello el apoyo institucional a la lucha por la verdadera igualdad paritaria entre hombres y mujeres en la República Bolivariana de Venezuela.

Para lograrlo, el Ministerio contará con recursos que ascienden a la cantidad de Bs 313.304.117 de los cuales Bs. 118.904.432 corresponden al nivel central para gastos de funcionamiento y ejecutar los proyectos:

- **Impulso de la participación protagónica y paritaria de hombres y mujeres en todos los espacios de la vida social.** Este proyecto tiene el propósito de impulsar la participación protagónica y paritaria de hombres y mujeres en todos los espacios de la vida social, será ejecutado por el Despacho de la Viceministra para la Participación Protagónica y la Formación Socialista con Perspectiva de Género, y recibirá recursos por un total de ciento veintiún millones cuatrocientos ochenta mil seiscientos diecinueve bolívares (Bs. 121.480.619).

- **Diseño e implementación de investigaciones y actividades para la formación socialista con perspectiva de género.** Este proyecto tiene el propósito de diseñar y realizar investigaciones y actividades para la formación socialista con perspectiva de género y enfoque de etnia, clase y generacional, también será ejecutado por el Despacho de la Viceministra para la Participación Protagónica y la Formación Socialista con Perspectiva de Género, y recibirá recursos por un total de veinticuatro millones seis mil setenta y cinco bolívares (Bs. 24.006.075).

- **Impulso al ejercicio y defensa de los derechos sociales de las mujeres y de la población vulnerable, con enfoque generacional, de etnia y clase.** Este proyecto tiene el objetivo de diseñar políticas para la vinculación interinstitucional, diseño de políticas y estrategias conjuntas para la defensa de los derechos de las mujeres, la protección contra la violencia de género, en general la inclusión social de población femenina en condiciones de vulnerabilidad social (adultas mayores, diversidad funcional, pobreza, embarazo temprano, privación de libertad, víctimas de violencia, entre otros). Será ejecutado por el Despacho de la Viceministra de Estrategias Sociales con Perspectiva de Género, y contará con un presupuesto de veintiséis millones trescientos trece mil ochocientos treinta y nueve bolívares (Bs. 26.313.839).

- **Incorporación de las mujeres en la construcción del modelo económico productivo socialista feminista.** Este proyecto buscará el impulso y fortalecimiento de Unidades Socio-Productivas solidarias integradas por mujeres en situación de pobreza, para su autonomía económica, en la construcción de la economía solidaria y el Estado Comunal, con visión de género, etnia y clase; será ejecutado por el Despacho de la Viceministra de Estrategias Económicas con Perspectiva de Género y contará con un presupuesto de veintidós millones quinientos noventa y nueve mil doscientos doce bolívares (Bs. 22.599.212).

Adicionalmente, destinarán cuatrocientos setenta y ocho millones seiscientos noventa y cinco mil ochocientos veintitrés bolívares (Bs. 478.695.823) para los Entes Adscritos: "Instituto Nacional de la Mujer" y "Banco de Desarrollo de la Mujer, C.A." Es importante señalar que no incluye a la Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez", la cual recibirá recursos directamente del Ministerio del Poder Popular del Despacho de la Presidencia, a través del Fondo Único de Misiones, por la cantidad de novecientos cuarenta y un millones quinientos sesenta y dos mil cuatrocientos cincuenta y ocho bolívares (Bs. 941.562.458).

En función de las atribuciones conferidas al Ministerio del Poder Popular para la Mujer y la Igualdad de Género a través del Decreto de Creación N° 6.663, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.156 de fecha 13 de abril de 2009, para el ejercicio 2014 sus esfuerzos estarán destinados a:

- Formular, ejecutar y evaluar las políticas públicas que el Estado tenga a bien impulsar, para el mejoramiento de las mujeres en las áreas de salud, educación, economía, cultura, recreación, formación, capacitación, participación política, vivienda y hábitat, ciencia, tecnología, empleo y seguridad social.
- Diseñar e instrumentar programas, planes y proyectos dirigidos al empoderamiento de las mujeres en materia jurídica, social, cultural, política, económica y recreativa, especialmente las afrodescendientes, indígenas, campesinas, pescadoras, obreras, mujeres con discapacidad, situación de calle, refugiadas, asiladas, privadas de libertad, amas de casa, niñas, adolescentes y adultas mayores.
- Diseñar y ejecutar políticas orientadas a la asignación de recursos financieros destinados a superar la situación de exclusión económica, discriminación, explotación y violencia a que están sometidas y/o expuestas las mujeres en Venezuela.
- Desarrollar, ejecutar y evaluar los programas comunicacionales, educativos, laborales, tecnológicos, deportivos y culturales orientados a la promoción, divulgación, difusión y defensa de los derechos de las mujeres, promoviendo su empoderamiento, con el fin de modificar los patrones socioculturales de conductas en hombres y mujeres, basados en estereotipos y prejuicios de género.
- Coordinar con la Cancillería de la República la discusión de acuerdos, convenios y tratados internacionales que guarden relación con los derechos de las mujeres, la igualdad y equidad de género y aquellos referidos a las interrelaciones humanas.
- Coordinar con el Ministerio del Poder Popular para la Salud la promoción e implementación de la salud y la calidad de vida para las mujeres, y con el Ministerio del Poder Popular para el Trabajo y Seguridad Social la creación de un sistema de seguridad social que garantice el acceso de las amas de casa al disfrute efectivo de ese derecho.
- Promover, coordinar y supervisar la creación y funcionamiento de los órganos y entes que le sean adscritos.
- Promover y garantizar la participación de las mujeres indígenas, en coordinación con el Ministerio del Poder Popular para los Pueblos Indígenas.
- Promover e impartir lineamientos para la creación y funcionamiento de los Institutos Estadales y Municipales de la Mujer.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
121.855	580026000	Incorporación de las mujeres en la construcción del modelo económico productivo socialista feminista.	organización			50	22.599.212			22.599.212
121.542	580027000	Impulso de la participación protagónica y paritaria de hombres y mujeres en todos los espacios de la vida social.	participante			30.000	121.480.619			121.480.619
121.486	580028000	Diseño e implementación de investigaciones y actividades para la formación socialista con perspectiva de género.	participante			53.220	24.006.075			24.006.075
121.421	580029000	Impulso al ejercicio y defensa de los derechos sociales de las mujeres y de la población vulnerable, con enfoque generacional, de etnia y clase.	política			4	26.313.839			26.313.839
	589999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	bolívar			322.567.968	322.567.968			322.567.968
						TOTAL	**516.967.713**			**516.967.713**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
580001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	66.803.374			66.803.374
580002000	Gestión administrativa	207.572.062			207.572.062
580003000	Previsión y protección social	156.851			156.851
580007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	500.000			500.000
	TOTAL	**275.032.287**			**275.032.287**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**286**	**86**	**192**	**564**	**21.220.790**	**13.326.617**	**34.547.407**
Altos Funcionarios y de Elección Popular	1			1	36.600	65.292	101.892
Alto Nivel y de Dirección	26	6	44	76	2.173.238	2.746.961	4.920.199
Profesional y Técnico	232	51	109	392	15.501.447	10.514.364	26.015.811
Obrero	27	29	39	95	3.509.505		3.509.505
Personal Contratado	**97**			**97**	**3.958.629**		**3.958.629**
Profesional y Técnico	80			80	3.262.846		3.262.846
Personal Administrativo	17			17	695.783		695.783
TOTAL	**383**	**86**	**192**	**661**	**25.179.419**	**13.326.617**	**38.506.036**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**		**1**	**156.851**
Alto Nivel y de Dirección	1		1	156.851
TOTAL	**1**		**1**	**156.851**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	180.992.028			180.992.028
4.02	Materiales, suministros y mercancías	31.341.328			31.341.328
4.03	Servicios no personales	74.903.946			74.903.946
4.04	Activos reales	21.510.024			21.510.024
4.05	Activos financieros	30.000.000			30.000.000
4.07	Transferencias y donaciones	451.252.674			451.252.674
4.11	Disminución de pasivos	2.000.000			2.000.000
	TOTAL	**792.000.000**			**792.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.05.00.00.00	Activos financieros	30.000.000			30.000.000
4.05.01.00.00	Aportes en acciones y participaciones de capital	30.000.000			30.000.000
4.05.01.02.00	Aportes en acciones y participaciones de capital al sector público	30.000.000			30.000.000
4.05.01.02.05	Aportes en acciones y participaciones de capital a entes descentralizados financieros bancarios	30.000.000			30.000.000
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	30.000.000			30.000.000
4.07.00.00.00	Transferencias y donaciones	448.695.823			448.695.823
4.07.01.00.00	Transferencias y donaciones corrientes internas	448.695.823			448.695.823
4.07.01.03.00	Transferencias corrientes internas al sector público	448.695.823			448.695.823
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	344.156.065			344.156.065
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	344.156.065			344.156.065
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	104.539.758			104.539.758
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	104.539.758			104.539.758

PROYECTO:	COD. N.E: 121855 COD. PPTO: 580026000 Incorporación de las mujeres en la construcción del modelo económico productivo socialista feminista.
UNIDAD DE MEDIDA:	organización
CANTIDAD:	Fem.(0) Mas.(0) Total(50)
ASIGNACIÓN PRESUPUESTARIA:	22.599.212
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	El Ministerio del Poder Popular para la Mujer y la Igualdad de Género, es el órgano rector de las políticas públicas, planes, programas y proyectos del Estado venezolano que impulsa la participación de las mujeres en el poder popular y garantiza el ejercicio de sus derechos y la igualdad de género, establecidos en la Constitución de la República Bolivariana de Venezuela y el resto del ordenamiento jurídico vigente.
OBJETIVOS ESPECÍFICOS:	Garantizar y profundizar la incorporación y participación de las mujeres (priorizando aquellas que se encuentran en condición de pobreza extrema) en la construcción del nuevo modelo económico productivo socialista, basado en la democratización, socialización de los medios de producción, donde se generen relaciones igualitarias y equitativas entre mujeres y hombres.
RESULTADO:	Inclusión económica de la población en situación de pobreza extrema.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.797.212					12.797.212
4.02	Materiales, suministros y mercancías	2.573.840					2.573.840
4.03	Servicios no personales	4.981.160					4.981.160
4.04	Activos reales	2.247.000					2.247.000
	TOTAL	**22.599.212**					**22.599.212**

PROYECTO:	COD. N.E: 121542 COD. PPTO: 580027000 Impulso de la participación protagónica y paritaria de hombres y mujeres en todos los espacios de la vida social.
UNIDAD DE MEDIDA:	participante
CANTIDAD:	Fem.(0) Mas.(0) Total(30.000)
ASIGNACIÓN PRESUPUESTARIA:	121.480.619
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	El Ministerio Del Poder Popular para la Mujer y la Igualdad de Género es el órgano rector de las políticas públicas, planes, programas y proyectos del Estado venezolano, que impulsa la participación de las mujeres en el poder popular y garantiza el ejercicio de sus derechos y la igualdad de género, establecidos en la Constitución de la República Bolivariana de Venezuela y el resto del ordenamiento jurídico vigente.
OBJETIVOS ESPECÍFICOS:	Impulsar la participación protagónica y paritaria de hombres y mujeres en todos los espacios de la vida social.
RESULTADO:	Incremento de participación social de la mujer en las instancias y organizaciones del Poder Popular.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	91.478.101					91.478.101
4.02	Materiales, suministros y mercancías	9.980.605					9.980.605
4.03	Servicios no personales	15.714.664					15.714.664
4.04	Activos reales	4.307.249					4.307.249
	TOTAL	**121.480.619**					**121.480.619**

PROYECTO: COD. N.E: 121486 COD. PPTO: 580028000 Diseño e implementación de investigaciones y actividades para la formación socialista con perspectiva de género

UNIDAD DE MEDIDA: participante

CANTIDAD: Fem.(0) Mas.(0) Total(53.220)

ASIGNACIÓN PRESUPUESTARIA: 24.006.075

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: El Ministerio del Poder Popular para la Mujer y la Igualdad de Género es el órgano rector de las políticas públicas, planes, programas y proyectos del Estado venezolano, que impulsa la participación de las mujeres en el poder popular y garantiza el ejercicio de sus derechos y la igualdad de género, establecidos en la Constitución de la República Bolivariana de Venezuela y el resto del ordenamiento jurídico vigente.

OBJETIVOS ESPECÍFICOS: Diseñar y realizar investigaciones y actividades para la formación socialista con perspectiva de género y enfoque de etnia, clase y generacional.

RESULTADO: Mujeres y Hombres en situación de pobreza extrema formados en materia de equidad e igualdad de género .

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.043.074					4.043.074
4.02	Materiales, suministros y mercancías	4.737.820					4.737.820
4.03	Servicios no personales	12.132.629					12.132.629
4.04	Activos reales	3.092.552					3.092.552
	TOTAL	**24.006.075**					**24.006.075**

PROYECTO:	COD. N.E: 121421 COD. PPTO: 580029000 Impulso al ejercicio y defensa de los derechos sociales de las mujeres y de la población vulnerable, con enfoque generacional, de etnia y clase
UNIDAD DE MEDIDA:	política
CANTIDAD:	Fem.(0) Mas.(0) Total(4)
ASIGNACIÓN PRESUPUESTARIA:	26.313.839
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	El Ministerio del Poder Popular para la Mujer y la Igualdad de Género es el órgano rector de las políticas públicas, planes, programas y proyectos del estado Venezolano, que impulsa la participación de las mujeres en el poder popular y garantiza el ejercicio de sus derechos y la igualdad de género, establecidos en la Constitución de la República Bolivariana de Venezuela y el resto del ordenamiento jurídico vigente.
OBJETIVOS ESPECÍFICOS:	Facilitar y promover el esfuerzo de la población de mujeres en situación de pobreza y vulnerabilidad por desarrollar sus capacidades, y con ello orientar al logro de mayores niveles de desarrollo humano sostenible, a través del diseño de políticas y lineamientos dirigidos a la atención y prevención de la violencia de género y del embarazo temprano, y el fomento del ejercicio de los derechos sexuales y reproductivos con perspectiva de género.
RESULTADO:	Diseño de políticas y lineamientos para la defensa de los derechos sociales con perspectiva de género.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	9.939.159					9.939.159
4.02	Materiales, suministros y mercancías	5.153.380					5.153.380
4.03	Servicios no personales	8.774.800					8.774.800
4.04	Activos reales	2.446.500					2.446.500
	TOTAL	**26.313.839**					**26.313.839**

PROYECTO: COD. PPTO: 589999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(322.567.968)

ASIGNACIÓN PRESUPUESTARIA: 322.567.968

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Reducir la Probreza

OBJETIVOS ESPECÍFICOS: Transferir recursos a los entes descentralizados

RESULTADO: 322.567.968

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.05	Activos financieros	30.000.000					30.000.000
4.07	Transferencias y donaciones	292.567.968					292.567.968
	TOTAL	**322.567.968**					**322.567.968**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.05.00.00.00	Activos financieros	30.000.000					30.000.000
4.05.01.00.00	Aportes en acciones y participaciones de capital	30.000.000					30.000.000
4.05.01.02.00	Aportes en acciones y participaciones de capital al sector público	30.000.000					30.000.000
4.05.01.02.05	Aportes en acciones y participaciones de capital a entes descentralizados financieros bancarios	30.000.000					30.000.000
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	30.000.000					30.000.000
4.07.00.00.00	Transferencias y donaciones	292.567.968					292.567.968
4.07.01.00.00	Transferencias y donaciones corrientes internas	292.567.968					292.567.968
4.07.01.03.00	Transferencias corrientes internas al sector público	292.567.968					292.567.968
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	242.595.266					242.595.266
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	242.595.266					242.595.266
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	49.972.702					49.972.702
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	49.972.702					49.972.702

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	62.734.482					62.734.482
4.03	Servicios no personales	4.068.892					4.068.892
	TOTAL	**66.803.374**					**66.803.374**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	8.895.683					8.895.683
4.03	Servicios no personales	29.231.801					29.231.801
4.04	Activos reales	9.416.723					9.416.723
4.07	Transferencias y donaciones	158.027.855					158.027.855
4.11	Disminución de pasivos	2.000.000					2.000.000
	TOTAL	**207.572.062**					**207.572.062**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	156.127.855					156.127.855
4.07.01.00.00	Transferencias y donaciones corrientes internas	156.127.855					156.127.855
4.07.01.03.00	Transferencias corrientes internas al sector público	156.127.855					156.127.855
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	101.560.799					101.560.799
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	101.560.799					101.560.799
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	54.567.056					54.567.056
	- A0718 Banco de Desarrollo de la Mujer, C.A. (BANMUJER)	54.567.056					54.567.056

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	156.851					156.851
	TOTAL	**156.851**					**156.851**

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	500.000					500.000
	TOTAL	**500.000**					**500.000**

59

Ministerio del Poder Popular para la Energía Eléctrica

MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA ELÉCTRICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para la Energía Eléctrica, como Órgano Rector del Sector Eléctrico Nacional (SEN), en función de los lineamientos establecidos, las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, y atendiendo a las necesidades del suministro eléctrico para toda la población venezolana, presenta su política presupuestaria destinada al cumplimiento de sus competencias, entre las cuales destacan la formulación de políticas, la planificación y el ordenamiento de las actividades del Sistema Eléctrico Nacional para la prestación del servicio, así como la formulación y seguimiento de la política de Estado en materia de energía eléctrica, supervisión y fiscalización de la ejecución de los planes de inversión del prestador y operador del servicio eléctrico; ejercer la coordinación del control de las operaciones del Sistema Eléctrico Nacional, el desarrollo, aprovechamiento y control de los medios de generación de energía eléctrica, el análisis y fijación de tarifas del servicio de suministro de electricidad, con la finalidad de velar porque el servicio se preste de conformidad con la premisas y principios establecidos en la Constitución, la Ley Orgánica del Sistema y Servicio Eléctrico (LOSSE), la Ley de Uso Racional y Eficiente de la Energía, Decretos y Resoluciones relacionados.

A fin de fortalecer su capacidad de gestión y afianzarse como el Órgano rector en materia de energía eléctrica y atendiendo a lo previsto en la Ley Orgánica del Sistema y Servicio Eléctrico (LOSSE), se plantean los siguientes objetivos estratégicos:

- Fortalecer los elementos de rectoría y control para generar estrategias que permitan satisfacer los requerimientos de la sociedad en el ámbito de su competencia, con criterios de oportunidad y confiabilidad.
- Promover la eficiencia, uso racional, calidad, continuidad, estabilidad, confiabilidad y seguridad en la prestación del servicio eléctrico.
- Fortalecer el proceso estratégico para la formulación de nuevas políticas públicas, que contribuyan a la mejora y sostenibilidad del Sector Eléctrico.
- Fomentar la cultura y educación del ahorro energético, como paradigma del desarrollo sustentable, con visión ecológica.
- Promover el aprovechamiento de fuentes de energías alternativas, a fin de diversificar la matriz energética, para así proteger y conservar el medio ambiente.
- Fortalecer la inversión en proyectos para nuevas fuentes de Generación y Ampliación de la red de líneas de Transmisión y Distribución
- Robustecer los despachos de carga nacional y regional, para garantizar la coordinación eficiente de la operación del Sistema Eléctrico Nacional, con la utilización de tecnologías de punta y personal altamente capacitado.
- Fortalecer a la Corporación Eléctrica Nacional, S.A. (Corpoelec), para garantizar una organización eficiente con valores socialistas.
- Proveer al Estado Venezolano de herramientas que permitan la regulación adecuada del uso de fuentes radiactivas y el manejo y disposición de desechos radiactivos del sector industrial y de investigación, con el fin de mitigar los riesgos para la población y el medio ambiente.

- Fortalecer la participación del Poder Popular en la gestión del Sistema Eléctrico Nacional, a través de las mesas técnicas de energía, para propiciar la participación popular activa y protagónica de los trabajadores y las comunidades en los procesos del servicio eléctrico, bajo los valores socialistas.
- Establecer programas de fiscalizaciones a nivel nacional, para garantizar la correcta aplicación del ordenamiento legal pertinente por parte del operador y prestador del servicio eléctrico.
- Fomentar e impulsar la cooperación e integración internacional en materia de energía eléctrica, con el fin de fortalecer el Sistema Eléctrico Nacional.
- Avanzar en el desarrollo de capacidades para el registro, análisis y evaluación de indicadores fundamentales de carácter geográfico, económico y social, de eficiencia e impacto ambiental, que permitan orientar la toma de decisiones, a fin de garantizar la calidad de la prestación del servicio eléctrico.
- Establecer un sistema de seguimiento y control que permita orientar la toma de decisiones, a fin de garantizar la calidad de la prestación del servicio eléctrico.
- Fortalecer el sistema de seguimiento y control, para velar por el cumplimiento de los planes, programas y proyectos, orientados a la sostenibilidad y expansión del Sistema Eléctrico Nacional.
- Reforzar la coordinación con las carteras de Defensa y de Interior, Justicia y Paz, para intensificar el Plan de Seguridad y Defensa para el Sistema Eléctrico Nacional, a fin de corregir debilidades y prevenir acciones criminales externas e internas en las instalaciones eléctricas a nivel nacional.
- Potenciar los procesos de investigación científica y tecnológica en energía eléctrica, a través de la Fundación "Instituto para el Desarrollo Energético Luis Zambrano", para desarrollar dichas áreas y capacitar al talento humano y al personal de relevo, como factores claves para la sostenibilidad del Sistema Eléctrico Nacional.
- Reforzar la producción y suministro de bienes y servicios que sirvan de insumo a las actividades del Sistema Eléctrico Nacional, incluyendo la contratación, elaboración de proyectos o importación de bienes, a través de la Corporación Industrial para la Energía Eléctrica CIEE.

Con fundamento en lo antes expuesto, el presupuesto de gastos de este Ministerio y sus Entes Adscritos para el Ejercicio Fiscal 2014, estará orientado al fortalecimiento del Sistema y Servicio Eléctrico Nacional, a la mejora de la calidad del servicio, a reforzar la gestión estratégica y administrativa con criterios de eficiencia, eficacia y transparencia, para lo cual se formularon proyectos estratégicos y de apoyo, que contribuirán al desarrollo sustentable de la Nación, por ser el servicio eléctrico elemento fundamental en la mejora de la calidad de vida de las ciudadanas y ciudadanos.

Entre los proyectos a ser ejecutados en el año 2014, se destacan los siguientes:

- Central Hidroeléctrica Tocoma: La ejecución de este proyecto busca incrementar la capacidad instalada de generación hidroeléctrica en el país.
- Planta Termozulia III: Con este proyecto se cubrirá parte del déficit de la demanda de energía eléctrica, con tecnologías de ciclo combinado bajo un esquema de optimización y utilización de combustibles más limpios optimizando el potencial termoeléctrico en la zona occidental del país.
- Construcción de Subestaciones Encapsuladas en SF6 en la Zona Urbana de Maracaibo: Este proyecto busca atender el crecimiento acelerado de la demanda actual de energía eléctrica en el casco urbano de la ciudad de Maracaibo y cubrir los requerimientos de nuevos usuarios.
- Rehabilitación de las Unidades 1 a 6 de la casa de máquinas 1 de la Central Hidroeléctrica Simón Bolívar (Guri): Con la rehabilitación de estas unidades se extenderá la vida útil de la Central Hidroeléctrica Simón Bolívar, para asegurar que pueda continuar produciendo energía eléctrica a plena capacidad y disminuir los costos de operación y mantenimiento.

- Fortalecimiento y Desarrollo Institucional de la Corporación Eléctrica Nacional, S.A. (Corpoelec): La ejecución de este proyecto proveerá a la Corporación, la generación de nuevas soluciones tecnológicas con adecuados sistemas de gestión comercial, de distribución y desarrollo de modelos gerenciales y administrativos que fomenten la sostenibilidad del Sistema Eléctrico Nacional.
- II Desarrollo del Complejo Hidroeléctrico Uribante Caparo (Presa las Cuevas – Central las Coloradas): Esta obra permitirá colocar en el Sistema Eléctrico Nacional (SEN) una potencia instalable de 1.237 MW.
- Construcción de la Planta de Generación Termoeléctrica Antonio José de Sucre (Planta Cumaná): Cubrir parte del déficit de la demanda de energía eléctrica, con tecnologías de ciclo combinado bajo un esquema de optimización y utilización de combustibles más limpios optimizando el potencial termoeléctrico en la zona oriental del país.
- Plan Nacional de Respaldo al Sistema de Transformadores de Potencia y Sistema Control de la Demanda: Este proyecto establecerá un programa de sustitución, ampliación y/o instalación en nuevas subestaciones eléctricas a nivel nacional, mediante el suministro y montaje de un total de 77 nuevos transformadores de potencia fijos y 30 subestaciones móviles, con una potencia total de 4.338 MVA, a los fines de dar un servicio eléctrico confiable y de calidad a una parte apreciable de nuestra población, mejorando a su vez, sus condiciones de vida.
- Sistema de Transmisión en 400 KV asociado a las Subestaciones Buena Vista y El Venado: Incrementará la capacidad del sistema eléctrico de transmisión en el occidente del país, mediante el desarrollo de una interconexión en 400 KV mediante un desvío de la línea Tablazo-Yaracuy hasta la S/E Buena Vista en el Estado Trujillo.
- Planta Ciclo Combinado Termozulia V: Se desarrollará una Planta de Generación Termoeléctrica bajo la configuración de ciclo combinado de 470 MW y el sistema de transmisión asociados a las Subestaciones Eléctricas y Líneas de Transmisión para interconectar la Planta con el Sistema Eléctrico Nacional.
- Reemplazo de turbogeneradores obsoletos por tecnología de última generación: Logrará incrementar la capacidad de generación eléctrica instalada en 192 MW, y recuperar 22.7 MW para satisfacer la demanda actual y futura del País.
- Rehabilitación de la Central Hidroeléctrica Antonio José de Sucre (Macagua): Con la ejecución efectiva de este proyecto se extenderá la vida útil de la infraestructura de la planta para asegurar que puedan continuar produciendo energía eléctrica a plena capacidad y disminuir los costos de operación y mantenimiento.
- Instalación de sistemas Híbridos (Eólicos-Fotovoltaicos-Diesel) en comunidades aisladas, indígenas y fronterizas: Con el propósito de suministrar el servicio eléctrico a comunidades remotas, indígenas y fronterizas del país, que por su ubicación minimiza la posibilidad de interconexión a la red de distribución eléctrica nacional, satisfacer esta necesidad y hacer justicia social, se instalarán 49 sistemas híbridos y 891 sistemas fotovoltaicos para la electrificación de comunidades aisladas, indígenas y fronterizas.
- Ampliación y mejoras de la Planta Metrocontadores del Alba S.A.: El cual permitirá mejorar la eficiencia en la medición del consumo eléctrico, factor fundamental en el proceso de comercialización del servicio eléctrico.
- Mesas de Energía: la ejecución de este proyecto promueve en los Consejos Comunales y demás instancias del Poder Popular Organizado, la implantación de Comités de energía que sean capaces, a través del autogobierno comunal, de gestionar, mantener y defender en su jurisdicción la prestación de los servicios de distribución de electricidad.
- Acompañamiento técnico y metodológico en eficiencia energética: A través de este proyecto se realizarán actividades de formación, capacitación y asistencia técnica en eficiencia energética dirigidas a integrantes de sector eléctrico, Grandes Usuarios y Comunidades Educativas.
- Estudio de Factibilidad para la Construcción de Pequeñas Centrales Hidroeléctricas: El proyecto consiste en la construcción de 7 Estaciones Hidrométricas con la finalidad de recabar información hidrológica durante 2 años para establecer la factibilidad de construcción de Pequeñas

Centrales Hidroeléctricas, para siete comunidades de los estados Mérida y Yaracuy.

- Asistencia técnica para la formulación integral de proyectos energéticos renovables para comunidades aisladas, rurales, indígenas y fronterizas: Buscará desarrollar un proceso de asistencia técnica integral en materia de energías renovables, dirigido a estudiantes universitarios en servicio comunitario, trabajadores del sector eléctrico y comunidades aisladas, rurales, indígenas y fronterizas.
- Formación, Investigación, Documentación y Desarrollo para los trabajadores y trabajadoras del Sistema Eléctrico Nacional: Busca desarrollar los procesos de formación e investigación científico y técnico de las trabajadores y trabajadoras del sector, en las áreas de: Generación, Transmisión, Distribución-Comercialización, Despacho de Carga y Planificación Integral del Sistema Eléctrico Nacional y así aplicar la formación de sus cuadros gerenciales bajo los principios de la revolución.
- Modernización Física y Actualización Tecnológica de los Despachos de Carga del Centro Nacional de Despachos (CND): Proyecto que busca actualizar la plataforma tecnológica de los Despachos de Carga del Centro Nacional de Despachos CND, modernizando su infraestructura, comprando nuevos equipos y actualizando el software.
- Supervisión, Coordinación y Control del Sistema Eléctrico Nacional: Proyecto formulado para garantizar la operación segura y confiable del Sistema Eléctrico Nacional, mediante la supervisión, coordinación y control de este sistema.
- Actualización del Plan de Desarrollo del Sistema Eléctrico Nacional (PDSEN) 2013-2019: Que busca actualizar este documento a través de los estudios de adecuación, desarrollo y expansión, en función de la creciente demanda de los proyectos de la Gran Misión Vivienda Venezuela, proyectos industriales y socio-productivos del país.
- Investigación y Desarrollo aplicados al Uso Racional y Eficiente de la Energía Eléctrica: Que busca diseñar e implementar políticas y estrategias de uso racional y eficiente de la energía, dirigidas a la reducción del consumo de energía eléctrica por habitante.
- Diseño, Elaboración, Publicación y Distribución del Anuario Estadístico del Sector Eléctrico Venezolano: con la ejecución de este proyecto se resumirán las estadísticas oficiales en una publicación oficial que satisfaga las necesidades básicas de información del sector eléctrico venezolano.

El presupuesto de Gastos del Ministerio asciende a la cantidad de Bs. 12.759.209.628, distribuidos de la siguiente forma:

- Bs. 8.243.109.628, equivalentes al 64,61% del presupuesto, destinado a la ejecución de los proyectos incluidos en la Ley Especial de Endeudamiento Anual.
- Bs. 755.000.000, que representan el 5,92% del presupuesto, que serán transferidos a la Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC), destinados a la ejecución de sus proyectos y gastos operativos.
- Bs. 29.554.854, que representan el 0,23% del presupuesto, que serán transferidos a la Fundación "Instituto para el Desarrollo Energético Luis Zambrano" (FIDELZ), destinados a la ejecución de sus proyectos y gastos operativos.
- Bs. 1.145.661.574, que representa el 8,98% del presupuesto, que serán transferidos a la Corporación Eléctrica Nacional, S.A. (CORPOELEC) para la inversión en proyectos de mantenimientos mayores.
- Bs. 2.585.883.572,00, equivalentes al 20,27% del presupuesto, con el cual se financiará el gasto administrable del Ministerio del año 2014.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
120.389	590107000	Estudios técnicos, regulatorios y tarifarios para la transición hacia el nuevo modelo económico enmarcado en la Ley Orgánica del Sistema y Servicio Eléctrico (LOSSE)	estudio			9	4.297.021			4.297.021
120.900	590108000	Actualización del Plan de Desarrollo del Sistema Eléctrico Nacional (PDSEN) 2013-2019	documento			1	19.257.137			19.257.137
120.746	590109000	Modelo de Gestión para evaluar el desempeño de los entes adscritos y fiscalizar el Sistema y Servicio Eléctrico	modelo			1	35.172.435			35.172.435
120.661	590110000	Programa Nacional para el Desarrollo de las Energías Alternativas	estudio			2	6.951.570			6.951.570
120.403	590111000	Optimizar el sistema de protección y resguardo del Edificio Sede del Ministerio del Poder Popular para la Energía Eléctrica	sistema			1	3.713.360			3.713.360
120.600	590112000	Sistema de Información Estadística del Ministerio del Poder Popular para la Energía Eléctrica- Fase IV	sistema			3	5.528.064			5.528.064
120.433	590113000	Consolidación de la infraestructura tecnológica del ministerio del poder popular para la energía eléctrica	infraestructura			1	38.410.307			38.410.307
120.397	590114000	Diseño del Marco Regulatorio Relativo al Uso Racional y Eficiencia Energética	normativa			15	4.134.965			4.134.965
120.897	590115000	Modernización Física y Actualización Tecnológica de los Despachos de Carga del Centro Nacional de Despachos (CND)	despacho			3	92.588.456			92.588.456
120.589	590116000	Formación y Capacitación en el Uso Racional y Eficiente de la Energía	evento			41	6.064.440			6.064.440
120.494	590117000	Supervisión, Coordinación y Control del Sistema Eléctrico Nacional	informe			365	106.829.954			106.829.954
120.497	590118000	Fortalecimiento de la Atención Ciudadana en el Sector Eléctrico	plan			1	22.265.280			22.265.280

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
120.411	590119000	Adecuación y mantenimiento de las instalaciones y bienes públicos del Ministerio del Poder Popular para la Energía Eléctrica	servicio			394	667.366.160			667.366.160
120.267	590120000	Fortalecimiento de las Habilidades y Capacidades Técnicas del Personal del Ministerio del Poder Popular para la Energía Eléctrica.	capacitación	750	511	1.261	8.517.802			8.517.802
121.584	590121000	Fortalecimiento de las capacidades técnicas-científicas del personal de la Coordinación de Energía Atómica en materia de gestión y almacenamiento seguro de fuentes radiactivas selladas en desuso y desechos radiactivos.	funcionario			120	6.867.821			6.867.821
120.504	590122000	Promoción e impulso de la organización y la participación de los trabajadores(as) y de las comunidades en los procesos del Sistema Eléctrico Nacional.	informe			36	11.407.996			11.407.996
120.453	590123000	Investigación y Desarrollo aplicados al Uso Racional y Eficiente de la Energía Eléctrica	informe			10	5.058.908			5.058.908
120.322	590124000	Desarrollo y optimización de sistemas de información del Ministerio del Poder Popular para la Energía Eléctrica	software			3	6.434.700			6.434.700
120.385	590125000	Plan Comunicacional Masivo para la Población Venezolana	campaña			2	191.629.400			191.629.400
120.709	590126000	Fortalecimiento a las diferentes unidades del Ministerio del Poder Popular para la Energía Eléctrica en materia de soporte comunicacional y de relacionamiento	programa			4	106.546.388			106.546.388
	599999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			10.014.411.115	1.771.301.487	8.243.109.628		10.014.411.115
						TOTAL	**3.120.343.651**	**8.243.109.628**		**11.363.453.279**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
590001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	919.417.651			919.417.651
590002000	Gestión administrativa	458.032.592			458.032.592
590003000	Previsión y protección social	18.306.106			18.306.106
	TOTAL	1.395.756.349			1.395.756.349

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**375**	**481**	**175**	**1.031**	**39.310.922**	**8.646.492**	**47.957.414**
Altos Funcionarios y de Elección Popular		1		1	374.736		374.736
Alto Nivel y de Dirección	46	58	27	131	5.552.964	1.116.552	6.669.516
Profesional y Técnico	213	195	120	528	20.231.943	4.725.926	24.957.869
Personal Administrativo	47	17	10	74	2.928.311	684.358	3.612.669
Obrero	69	210	18	297	10.222.968	2.119.656	12.342.624
Personal Contratado	**125**	**141**		**266**	**42.502.958**		**42.502.958**
Profesional y Técnico	125	141		266	42.502.958		42.502.958
TOTAL	**500**	**622**	**175**	**1.297**	**81.813.880**	**8.646.492**	**90.460.372**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**5**	**5**	**10**	**5.450.762**
Empleados	5	5	10	5.450.762
Jubilados	**10**	**10**	**20**	**12.855.344**
Empleados	10	10	20	12.855.344
TOTAL	**15**	**15**	**30**	**18.306.106**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	918.644.134			918.644.134
4.02	Materiales, suministros y mercancías	200.805.183			200.805.183
4.03	Servicios no personales	807.350.595			807.350.595
4.04	Activos reales	587.861.554			587.861.554
4.07	Transferencias y donaciones	1.996.438.534	8.243.109.628		10.239.548.162
4.11	Disminución de pasivos	5.000.000			5.000.000
	TOTAL	**4.516.100.000**	**8.243.109.628**		**12.759.209.628**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.930.216.428	8.243.109.628		10.173.326.056
4.07.01.00.00	Transferencias y donaciones corrientes internas	659.786.434			659.786.434
4.07.01.03.00	Transferencias corrientes internas al sector público	659.786.434			659.786.434
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	659.786.434			659.786.434
	– A0292 Fundación "Instituto para el Desarrollo Energético Luis Zambrano"	29.554.854			29.554.854
	– A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	630.231.580			630.231.580
4.07.03.00.00	Transferencias y donaciones de capital internas	1.270.429.994	8.243.109.628		9.513.539.622
4.07.03.03.00	Transferencias de capital internas al sector público	1.270.429.994	8.243.109.628		9.513.539.622
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	124.768.420			124.768.420
	– A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	124.768.420			124.768.420
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	1.145.661.574	8.243.109.628		9.388.771.202
	– A1291 Corporación Eléctrica Nacional, S.A. (CORPOELEC)	1.145.661.574	8.243.109.628		9.388.771.202

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	12.000.000			12.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	12.000.000			12.000.000
4.07.01.02.00	Donaciones corrientes internas al sector privado	12.000.000			12.000.000
4.07.01.02.02	Donaciones corrientes a instituciones sin fines de lucro	12.000.000			12.000.000
	– S2288 Asociación Civil de Trabajadores del Ministerio para la Energía Eléctrica (ASOELEC)	12.000.000			12.000.000

PROYECTO: COD. N.E: 120389 COD. PPTO: 590107000 Estudios técnicos, regulatorios y tarifarios para la transición hacia el nuevo modelo económico enmarcado en la Ley Orgánica del Sistema y Servicio Eléctrico (LOSSE)

UNIDAD DE MEDIDA: estudio

CANTIDAD: Fem.(0) Mas.(0) Total(9)

ASIGNACIÓN PRESUPUESTARIA: 4.297.021

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico

OBJETIVOS ESPECÍFICOS: Consolidar los distintos estudios técnicos, regulatorios y económicos requeridos para generar políticas, lineamientos y normas para el régimen económico, así como principios y modelos para la determinación tarifaria para la prestación del servicio eléctrico, basado en los criterios de sustentabilidad económica y financiera para el operador y prestador del servicio, el uso óptimo de los recursos en beneficio del usuario, la retribución de los costos del servicio, la gestión eficiente de la demanda y el uso final de la energía, así como la participación activa, protagónica y corresponsable del Poder Popular.

RESULTADO: Generar una aproximación a un marco técnico, regulatorio y económico sólido, que permita de una manera objetiva y científica, la generación de propuestas de retribución del servicio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	115.759					115.759
4.03	Servicios no personales	3.445.106					3.445.106
4.04	Activos reales	736.156					736.156
	TOTAL	4.297.021					4.297.021

PROYECTO: COD. N.E: 120900 COD. PPTO: 590108000 Actualización del Plan de Desarrollo del Sistema Eléctrico Nacional (PDSEN) 2013-2019

UNIDAD DE MEDIDA: documento

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 19.257.137

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar la adecuación y expansión del Sistema Eléctrico Nacional con el fin de suministrar un servicio eléctrico de calidad cumpliendo así con las premisas de la LOSSE en su artículo 4, de acceso universal, con reserva y dominio del Estado y bajo la implantación eficiente de un modelo de gestión socialista

OBJETIVOS ESPECÍFICOS: Actualizar el Plan de Desarrollo del Sistema Eléctrico Nacional (PDSEN) 2013-2019 a través de los estudios de adecuación, desarrollo y expansión, en función de la creciente demanda de los proyectos de la Gran Misión Vivienda Venezuela, proyectos industriales y socio-productivos del país

RESULTADO: Actualización del Plan de Desarrollo del Sistema Eléctrico Nacional 2013-2019, en base a los nuevos requerimientos de demanda eléctrica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	932.761					932.761
4.03	Servicios no personales	15.403.827					15.403.827
4.04	Activos reales	2.920.549					2.920.549
	TOTAL	**19.257.137**					**19.257.137**

PROYECTO: COD. N.E: 120746 COD. PPTO: 590109000 Modelo de Gestión para evaluar el desempeño de los entes adscritos y fiscalizar el Sistema y Servicio Eléctrico

UNIDAD DE MEDIDA: modelo

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 35.172.435

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Optimizar el seguimiento y control, a través de la implementación de un modelo de gestión, que permita evaluar el desempeño de los entes adscritos y fiscalizar el Sistema y Servicio Eléctrico

RESULTADO: Modelo Implementado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.704.958					3.704.958
4.02	Materiales, suministros y mercancías	4.489.639					4.489.639
4.03	Servicios no personales	19.642.113					19.642.113
4.04	Activos reales	7.335.725					7.335.725
	TOTAL	**35.172.435**					**35.172.435**

PROYECTO: COD. N.E: 120661 COD. PPTO: 590110000 Programa Nacional para el Desarrollo de las Energías Alternativas

UNIDAD DE MEDIDA: estudio

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 6.951.570

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el uso de otras fuentes de energías alternativas.

OBJETIVOS ESPECÍFICOS: Desarrollar un Programa para el fomento y la diversificación de las Fuentes Alternativas de Energía, mediante estudios y proyectos que contribuyan al cumplimiento de las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

RESULTADO: Ejecución del Programa Nacional, mediante los entes ejecutores adscritos al Ministerio del Poder Popular para la Energía Eléctrica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	108.600					108.600
4.03	Servicios no personales	5.542.970					5.542.970
4.04	Activos reales	1.300.000					1.300.000
	TOTAL	**6.951.570**					**6.951.570**

PROYECTO: COD. N.E: 120403 COD. PPTO: 590111000 Optimizar el sistema de protección y resguardo del Edificio Sede del Ministerio del Poder Popular para la Energía Eléctrica

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 3.713.360

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico

OBJETIVOS ESPECÍFICOS: Desarrollar e implementar un sistema de protección y resguardo mediante la adecuación de una sala de control acondicionada con equipos y tecnología que permitirán la correcta gestión de los sistemas de detección de intrusos, control de acceso, monitoreo y televigilancia con la finalidad de disminuir los niveles de vulnerabilidad que presentan el 70% de las áreas del Edificio Sede del Ministerio del Poder Popular para la Energía Eléctrica

RESULTADO: Adecuación de la sala de control y de los sistemas de monitoreo, vigilancia y protección física.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	218.400					218.400
4.03	Servicios no personales	467.860					467.860
4.04	Activos reales	3.027.100					3.027.100
	TOTAL	3.713.360					3.713.360

PROYECTO: COD. N.E: 120600 COD. PPTO: 590112000 Sistema de Información Estadística del Ministerio del Poder Popular para la Energía Eléctrica- Fase IV

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(3)

ASIGNACIÓN PRESUPUESTARIA: 5.528.064

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Integrar la información estadística generada por las actividades del sector, en su cuarta fase, tanto desde el punto de vista operativo como comercial e institucional, a través del diseño, construcción e implementación del Sistema de Información Estadística del MPPEE, con el fin de coadyuvar en el establecimiento de los principios que orienten la producción de información estadística en el país y en particular en el Sector Eléctrico cumpliendo con lo establecido en el Sistema Estadístico Nacional.

RESULTADO: Implementación de tres (03) Sistemas Asociados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.943.032					2.943.032
4.02	Materiales, suministros y mercancías	80.600					80.600
4.03	Servicios no personales	2.304.432					2.304.432
4.04	Activos reales	200.000					200.000
	TOTAL	**5.528.064**					**5.528.064**

PROYECTO: COD. N.E: 120433 COD. PPTO: 590113000 Consolidación de la infraestructura tecnológica del Ministerio del Poder Popular para la Energía Eléctrica

UNIDAD DE MEDIDA: infraestructura

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 38.410.307

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover el desarrollo científico, tecnológico e industrial del país en materia de energía

OBJETIVOS ESPECÍFICOS: Dar continuidad a los servicios prestados por parte de la Oficina de Sistemas y Tecnología de la Información al personal de la sede del Ministerio del Poder Popular para la Energía Eléctrica, tomando en cuenta la proyección del crecimiento.

RESULTADO: Plataforma Tecnológica Operativa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	860.491					860.491
4.02	Materiales, suministros y mercancías	2.685.268					2.685.268
4.03	Servicios no personales	10.556.242					10.556.242
4.04	Activos reales	24.308.306					24.308.306
	TOTAL	**38.410.307**					**38.410.307**

PROYECTO: COD. N.E: 120397 COD. PPTO: 590114000 Diseño del Marco Regulatorio Relativo al Uso Racional y Eficiencia Energética

UNIDAD DE MEDIDA: normativa

CANTIDAD: Fem.(0) Mas.(0) Total(15)

ASIGNACIÓN PRESUPUESTARIA: 4.134.965

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover valores, conductas y programas orientados a lograr el uso eficiente de los recursos energéticos.

OBJETIVOS ESPECÍFICOS: Impulsar las políticas públicas vinculadas a la normalización y certificación de eficiencia energética.

RESULTADO: Propuestas regulatorias que permitan cambios concretos en las políticas de uso racional y eficiente de la energía eléctrica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	28.765					28.765
4.03	Servicios no personales	3.367.000					3.367.000
4.04	Activos reales	739.200					739.200
	TOTAL	**4.134.965**					**4.134.965**

PROYECTO:	COD. N.E: 120897 COD. PPTO: 590115000 Modernización Física y Actualización Tecnológica de los Despachos de Carga del Centro Nacional de Despachos (CND)
UNIDAD DE MEDIDA:	despacho
CANTIDAD:	Fem.(0) Mas.(0) Total(3)
ASIGNACIÓN PRESUPUESTARIA:	92.588.456
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover la Eficiencia, Calidad, Continuidad, Confiabilidad y Seguridad en la Prestación del Servicio Eléctrico
OBJETIVOS ESPECÍFICOS:	Actualizar la Plataforma Tecnológica de los Despachos de Carga del Centro Nacional de Despachos CND, modernizando su Infraestructura, comprando nuevos Equipos y actualizando el Software
RESULTADO:	Despachos de Carga actualizados tecnológicamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	18.402.987					18.402.987
4.04	Activos reales	74.185.469					74.185.469
	TOTAL	**92.588.456**					**92.588.456**

PROYECTO: COD. N.E: 120589 COD. PPTO: 590116000 Formación y Capacitación en el Uso Racional y Eficiente de la Energía

UNIDAD DE MEDIDA: evento

CANTIDAD: Fem.(0) Mas.(0) Total(41)

ASIGNACIÓN PRESUPUESTARIA: 6.064.440

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover valores, conductas y programas orientados a lograr el uso eficiente de los recursos energéticos

OBJETIVOS ESPECÍFICOS: Generar un cambio de conducta en los hábitos de uso de la energía, en la adquisición de equipos y en la organización de la gestión energética en las instituciones, mediante actividades de formación, educación y sensibilización que permitan el logro de un cambio sostenido de hábitos que apunten al uso racional y eficiente de la energía que permita la reducción del consumo promedio por usuario residencial, partiendo de la premisa de que a través de mejoras en los hábitos de consumo puede reducirse entre el 10 y 15% del consumo.

RESULTADO: Eventos de formación y capacitación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	27.312					27.312
4.03	Servicios no personales	6.037.128					6.037.128
	TOTAL	**6.064.440**					**6.064.440**

PROYECTO: COD. N.E: 120494 COD. PPTO: 590117000 Supervisión, Coordinación y Control del Sistema Eléctrico Nacional

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(365)

ASIGNACIÓN PRESUPUESTARIA: 106.829.954

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la Eficiencia, Calidad, Continuidad, Confiabilidad y Seguridad en la Prestación del Servicio Eléctrico

OBJETIVOS ESPECÍFICOS: Garantizar la Operación segura y confiable del Sistema Eléctrico Nacional, mediante la supervisión, coordinación y control del sistema.

RESULTADO: Informes de supervisión, coordinación y control relativos al funcionamiento efectivo del Sistema y Servicio Eléctrico Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	18.616.978					18.616.978
4.03	Servicios no personales	49.571.276					49.571.276
4.04	Activos reales	38.641.700					38.641.700
	TOTAL	**106.829.954**					**106.829.954**

PROYECTO: COD. N.E: 120497 COD. PPTO: 590118000 Fortalecimiento de la Atención Ciudadana en el Sector Eléctrico

UNIDAD DE MEDIDA: plan

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 22.265.280

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la participación activa y protagónica de los ciudadanos y ciudadanas y de las comunidades organizadas en la formulación, adopción, seguimiento y evaluación de políticas, planes y proyectos en el sector eléctrico

OBJETIVOS ESPECÍFICOS: Asegurar que la comunidad cuente con la debida orientación sobre los procedimientos y dependencias a las que deben acudir para tramitar gestiones referidas al servicio eléctrico

RESULTADO: Desarrollo del Plan de Fortalecimiento de la Atención Ciudadana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.032.880					3.032.880
4.03	Servicios no personales	6.596.400					6.596.400
4.07	Transferencias y donaciones	12.636.000					12.636.000
	TOTAL	22.265.280					22.265.280

PROYECTO:	COD. N.E: 120411 COD. PPTO: 590119000 Adecuación y mantenimiento de las instalaciones y bienes públicos del Ministerio del Poder Popular para la Energía Eléctrica
UNIDAD DE MEDIDA:	servicio
CANTIDAD:	Fem.(0) Mas.(0) Total(394)
ASIGNACIÓN PRESUPUESTARIA:	667.366.160
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico
OBJETIVOS ESPECÍFICOS:	Fortalecer las instalaciones y bienes públicos del Ministerio del Poder Popular para la Energía Eléctrica
RESULTADO:	Las instalaciones y bienes públicos del Ministerio del Poder Popular para la Energía Eléctrica en condiciones óptimas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	78.880.500					78.880.500
4.03	Servicios no personales	166.105.660					166.105.660
4.04	Activos reales	422.380.000					422.380.000
	TOTAL	667.366.160					667.366.160

PROYECTO: COD. N.E: 120267 COD. PPTO: 590120000 Fortalecimiento de las Habilidades y Capacidades Técnicas del Personal del Ministerio del Poder Popular para la Energía Eléctrica.

UNIDAD DE MEDIDA: capacitación

CANTIDAD: Fem.(750) Mas.(511) Total(1.261)

ASIGNACIÓN PRESUPUESTARIA: 8.517.802

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico.

OBJETIVOS ESPECÍFICOS: Potenciar el conocimiento, habilidades, destrezas y actitudes en los trabajadores y trabajadoras del Ministerio del Poder Popular para la Energía Eléctrica con la finalidad de obtener la eficiencia y calidad mediante el desarrollo profesional.

RESULTADO: Trabajadores Capacitados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.991.338					3.991.338
4.03	Servicios no personales	4.526.464					4.526.464
	TOTAL	**8.517.802**					**8.517.802**

PROYECTO:	COD. N.E: 121584 COD. PPTO: 590121000 Fortalecimiento de las capacidades técnicas-científicas del personal de la Coordinación de Energía Atómica en materia de gestión y almacenamiento seguro de fuentes radiactivas selladas en desuso y desechos radiactivos.
UNIDAD DE MEDIDA:	funcionario
CANTIDAD:	Fem.(0) Mas.(0) Total(120)
ASIGNACIÓN PRESUPUESTARIA:	6.867.821
OBJETIVO HISTÓRICO:	Preservar la vida en el planeta y salvar a la especie humana
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Asegurar que todas las actividades necesarias para la prestación del servicio eléctrico se realicen en forma que contribuyan a la preservación del ambiente
OBJETIVOS ESPECÍFICOS:	Brindar las competencias técnicas-científicas al personal de la coordinación de Energía Atómica, a fin de garantizar el ejercicio efectivo de las actividades reguladoras en materia de gestión y almacenamiento seguro de fuentes selladas en desuso y desechos radiactivos.
RESULTADO:	Personal capacitado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	47.000					47.000
4.03	Servicios no personales	1.512.324					1.512.324
4.04	Activos reales	5.308.497					5.308.497
	TOTAL	**6.867.821**					**6.867.821**

PROYECTO: COD. N.E: 120504 COD. PPTO: 590122000 Promoción e impulso de la organización y la participación de los trabajadores(as) y de las comunidades en los procesos del Sistema Eléctrico Nacional.

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(36)

ASIGNACIÓN PRESUPUESTARIA: 11.407.996

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la participación activa y protagónica de los ciudadanos y ciudadanas, comunidades organizadas en la formulación, adopción, seguimiento y evaluación de políticas, planes y proyectos en el sector eléctrico.

OBJETIVOS ESPECÍFICOS: Construir espacios de participación colectiva y estrategias de formación y auto-formación, intercambio de experiencias, información y debate de los planes de desarrollo eléctrico entre los trabajadores y las comunidades organizadas en el fortalecimiento de las nuevas estructuras del Poder Popular.

RESULTADO: Planes de desarrollo eléctrico comunal articulados con el SEN

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.997.169					2.997.169
4.03	Servicios no personales	7.906.148					7.906.148
4.04	Activos reales	504.679					504.679
	TOTAL	**11.407.996**					**11.407.996**

PROYECTO: COD. N.E: 120453 COD. PPTO: 590123000 Investigación y Desarrollo aplicados al Uso Racional y Eficiente de la Energía Eléctrica

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 5.058.908

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover valores, conductas y programas orientados a lograr el uso eficiente de los recursos energéticos

OBJETIVOS ESPECÍFICOS: Diseñar e implementar políticas y estrategias de uso racional y eficiente de la energía dirigidas a la reducción del consumo de energía eléctrica por habitante

RESULTADO: Informes estratégicos relativos a políticas y estrategias de uso racional y eficiente de la energía

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	240.308					240.308
4.03	Servicios no personales	3.250.600					3.250.600
4.04	Activos reales	1.568.000					1.568.000
	TOTAL	**5.058.908**					**5.058.908**

PROYECTO:	COD. N.E: 120322 COD. PPTO: 590124000 Desarrollo y optimización de sistemas de información del Ministerio del Poder Popular para la Energía Eléctrica
UNIDAD DE MEDIDA:	software
CANTIDAD:	Fem.(0) Mas.(0) Total(3)
ASIGNACIÓN PRESUPUESTARIA:	6.434.700
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Promover el desarrollo científico y tecnológico e industrial del país en materia de energía
OBJETIVOS ESPECÍFICOS:	Automatización y optimización de los procesos medulares del Ministerio, a fin de garantizar el rendimiento de los sistemas y servicios ofrecidos, tomando en cuenta la proyección del crecimiento.
RESULTADO:	10 % de incremento de los procesos sistematizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.812.556					1.812.556
4.03	Servicios no personales	4.390.944					4.390.944
4.04	Activos reales	231.200					231.200
	TOTAL	**6.434.700**					**6.434.700**

PROYECTO: COD. N.E: 120385 COD. PPTO: 590125000 Plan Comunicacional Masivo para la Población Venezolana

UNIDAD DE MEDIDA: campaña

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 191.629.400

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fomentar que los medios de comunicación masivos formen parte de la promoción y defensa de la soberanía nacional

OBJETIVOS ESPECÍFICOS: Divulgar la gestión del Ministerio del Poder Popular para la Energía Eléctrica, a través de estrategias comunicacionales efectivas para continuar posicionándolo como el órgano rector de las políticas que orientan al Sector Eléctrico, responsable de la implantación del uso racional y eficiente de la energía

RESULTADO: Campaña Publicitaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	191.629.400					191.629.400
	TOTAL	**191.629.400**					**191.629.400**

PROYECTO: COD. N.E: 120709 COD. PPTO: 590126000 Fortalecimiento a las diferentes unidades del Ministerio del Poder Popular para la Energía Eléctrica en materia de soporte comunicacional y de relacionamiento

UNIDAD DE MEDIDA: programa

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 106.546.388

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover valores, conductas y programas orientados a lograr el uso eficiente de los recursos energéticos

OBJETIVOS ESPECÍFICOS: Mejorar la articulación entre las diferentes unidades del Ministerio del Poder Popular para la Energía Eléctrica con la finalidad de garantizar una coherencia y homogeneidad en las políticas comunicacionales, informativas y de imagen corporativa de todas las dependencias del MPPEE

RESULTADO: Soporte comunicacional efectivo a las diferentes unidades del Ministerio del Poder Popular para la Energía Eléctrica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.943.608					10.943.608
4.03	Servicios no personales	91.282.807					91.282.807
4.04	Activos reales	4.319.973					4.319.973
	TOTAL	106.546.388					106.546.388

PROYECTO: COD. PPTO: 599999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(10.014.411.115)

ASIGNACIÓN PRESUPUESTARIA: 10.014.411.115

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la eficiencia, calidad, continuidad, confiabilidad y seguridad en la prestación del servicio eléctrico

OBJETIVOS ESPECÍFICOS: Realizar los aportes y transferencias para el Financiamiento de los Proyectos del Sector Eléctrico

RESULTADO: 10.014.411.115

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.771.301.487	8.243.109.628				10.014.411.115
	– 001 Central Hidroeléctrica TOCOMA		1.996.832.034				1.996.832.034
	– 002 Construcción de Subestaciones Encapsuladas en SF6 en la Zona Urbana de Maracaibo		487.471.835				487.471.835
	– 003 Rehabilitación de las Unidades 1 a 6 de la Casa de Máquinas 1 de la Central Hidroeléctrica Simón Bolívar (Güri)		1.127.763.000				1.127.763.000
	– 004 Fortalecimiento y Desarrollo Institucional de CORPOELEC		447.661.229				447.661.229
	– 005 Plan Nacional de Respaldo al Sistema de Transformadores de Potencia y Sistema Control de la Demanda		114.666.420				114.666.420
	– 006 Sistema de Transmisión en 400 KV asociado a las Subestaciones Buena Vista y El Venado		167.384.448				167.384.448
	– 007 Construcción de la Planta de Generación Termoeléctrica Antonio José de Sucre (Planta Cumaná)		233.843.255				233.843.255
	– 008 Planta Ciclo Combinado Termozulia V		193.500.000				193.500.000
	– 009 Planta Termozulia III		1.405.567.882				1.405.567.882

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	– 010 II Desarrollo del Complejo Hidroeléctrico Uribante Caparo (Presa Las Cuevas-Central Las Coloradas)		1.856.262.525				1.856.262.525
	– 011 Reemplazo de turbogeneradores obsoletos por tecnología de última generación		163.782.000				163.782.000
	– 012 Rehabilitación de la Central Hidroeléctrica Antonio José de Sucre (Macagua)		48.375.000				48.375.000
	Resto de Fuentes de Financiamiento	1.771.301.487					1.771.301.487
	TOTAL	**1.771.301.487**	**8.243.109.628**				**10.014.411.115**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.771.301.487	8.243.109.628				10.014.411.115
4.07.01.00.00	Transferencias y donaciones corrientes internas	500.871.493					500.871.493
4.07.01.03.00	Transferencias corrientes internas al sector público	500.871.493					500.871.493
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	500.871.493					500.871.493
	– A0292 Fundación "Instituto para el Desarrollo Energético Luis Zambrano"	19.801.752					19.801.752
	– A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	481.069.741					481.069.741
4.07.03.00.00	Transferencias y donaciones de capital internas	1.270.429.994	8.243.109.628				9.513.539.622
4.07.03.03.00	Transferencias de capital internas al sector público	1.270.429.994	8.243.109.628				9.513.539.622

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	124.768.420					124.768.420
	- A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	124.768.420					124.768.420
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	1.145.661.574	8.243.109.628				9.388.771.202
	- A1291 Corporación Eléctrica Nacional, S.A. (CORPOELEC)	1.145.661.574	8.243.109.628				9.388.771.202

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	905.331.759					905.331.759
4.03	Servicios no personales	14.085.892					14.085.892
	TOTAL	919.417.651					919.417.651

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	77.359.636					77.359.636
4.03	Servicios no personales	181.323.015					181.323.015
4.04	Activos reales	155.000					155.000
4.07	Transferencias y donaciones	194.194.941					194.194.941
4.11	Disminución de pasivos	5.000.000					5.000.000
	TOTAL	458.032.592					458.032.592

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	158.914.941					158.914.941
4.07.01.00.00	Transferencias y donaciones corrientes internas	158.914.941					158.914.941
4.07.01.03.00	Transferencias corrientes internas al sector público	158.914.941					158.914.941
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	158.914.941					158.914.941
	– A0292 Fundación "Instituto para el Desarrollo Energético Luis Zambrano"	9.753.102					9.753.102
	– A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	149.161.839					149.161.839

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	12.000.000					12.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	12.000.000					12.000.000
4.07.01.02.00	Donaciones corrientes internas al sector privado	12.000.000					12.000.000
4.07.01.02.02	Donaciones corrientes a instituciones sin fines de lucro	12.000.000					12.000.000
	– S2288 Asociación Civil de Trabajadores del Ministerio para la Energía Eléctrica (ASOELEC)	12.000.000					12.000.000

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	18.306.106					18.306.106
	TOTAL	**18.306.106**					**18.306.106**

62

Ministerio del Poder Popular para Vivienda y Hábitat

MINISTERIO DEL PODER POPULAR PARA VIVIENDA Y HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para Vivienda y Hábitat, creado mediante Decreto Presidencial Numero 7.513, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Número 39.451, de fecha 22 de junio de 2010, con el propósito de regular, formular, ejecutar y realizar el seguimiento y la evaluación de la política integral del Estado en materia de Vivienda y Hábitat, a los fines de garantizar el progresivo acceso a una vivienda digna de todos los ciudadanos y ciudadanas dando cumplimiento a lo establecido en La Ley del Régimen Prestacional de Vivienda y Hábitat.

El Ministerio conjuntamente con el Órgano Superior de Vivienda, sigue ejerciendo la rectoría del Sistema Nacional de Vivienda y Hábitat. Estos entes agrupan a otros órganos y entes de la Administración Pública Central y Descentralizada, para ejecutar la Gran Misión Vivienda Venezuela (GMVV), e incorpora en este proceso de participación protagónica al Poder Comunal; para seguir fortaleciendo el seguimiento y evaluación del conjunto orgánico de políticas, normas operativas e instrumentos que garanticen la unidad y efectividad de la acción del Estado en materia de vivienda y hábitat, incluyendo el uso apropiado de los recursos públicos y privados, así como, otras fuentes de financiamiento, que se reflejan en la construcción masiva de viviendas en todo el territorio nacional, el otorgamiento de incentivos, subsidios, aportes fiscales y cotizaciones para la construcción, adquisición, mejora, remodelación y ampliación de las viviendas de los ciudadanos y ciudadanas, e incentivos al sector financiero para garantizar el otorgamiento de créditos accesibles a todos los sectores de la sociedad.

El Despacho de Vivienda y Hábitat, sus entes adscritos y el Órgano Superior del Sistema Nacional de Vivienda y Hábitat, continúan dirigiendo sus esfuerzos a fortalecer la gestión del Gobierno Revolucionario de Venezuela, con mayor fuerza y vigor imprimiéndole al mismo, un sentido de grandiosidad histórica para satisfacer definitivamente las necesidades de vivienda, no sólo a los sectores sociales más desfavorecidos y vulnerables de la población, sino también para resolver la deuda que en materia de vivienda se arrastra con los sectores medios de la población, con la activación de políticas, planes y proyectos dirigidos a satisfacer la demanda habitacional de la clase media. Para ello se estima continuar con el Programa denominado 0-800MIHOGAR, donde se han iniciado los trabajos de construcción que beneficiarán para el período 2014-2019 a más de 300.000 familias de clase media, enmarcados en el enfoque trazado por el comandante supremo, en los objetivos históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019.

En este sentido, la Gran Misión Vivienda Venezuela, tiene previsto continuar con la culminación y construcción de 400.000 viviendas para el ejercicio fiscal 2014, de los cuales este Ministerio conjuntamente con sus entes adscritos, tienen el compromiso de ejecutar al menos un 20% de la meta establecida para el año 2014 a nivel nacional. El restante 80% será aportado por los otros integrantes que conforman el Órgano Superior de Vivienda, lo cual se ejecutará en base a las directrices que conforman esta Gran Misión y que están representadas por los siguientes vértices:

- Vértice Registro Nacional de Vivienda: Continuar con la actualización permanente del Registro Nacional de Vivienda, único instrumento que permite identificar a aquellas familias que carecen de vivienda propia o aquellas que necesiten remodelar, legalizar o ampliar su hogar y garantizar que todos los venezolanos y venezolanas puedan inscribir su núcleo familiar. Con la participación del pueblo organizado único capaz de garantizar información precisa que permitirá cuantificar el déficit de vivienda existente. Entre ellos tenemos: El registro de la GMVV, 0-800MIHOGAR, La Gran Misión Vivienda Obrera, La Gran Misión Vivienda para los educadores, entre otros.

- Vértice Terrenos: Se continuará coordinando las actuaciones con los distintos entes de la Administración Pública Nacional, en el proceso de identificación de terrenos urbanos ociosos o subutilizados y los factores y medios para la construcción de la vivienda familiar de interés social, con la finalidad de declararlos de utilidad pública y de instrumento estratégico para el buen vivir de la población, en las zonas que se decreten como de emergencia para la tierra urbana y la vivienda, lo cual permitirá disponer de áreas territoriales para desarrollar nuevos asentamientos urbanos populares que transformen y mejoren sustantivamente las condiciones de vida de sus habitantes. Asimismo, a través del Registro del 0800MIHOGAR y la Gran Misión Vivienda Obrera, las instituciones públicas y privadas que poseen terrenos propios, han manifestado su disposición de ofrecerlos a la Gran Misión Vivienda Venezuela, para la construcción de viviendas a sus trabajadores y trabajadoras, entre los cuales destacan algunas universidades nacionales, instituciones bancarias del Estado, ministerios y la Fuerza Armada Nacional Bolivariana.

- Vértice Ejecutores: El Gobierno Bolivariano y Revolucionario del Presidente Nicolás Maduro, continuando con el legado del Comandante Hugo Chávez Frías, ha convocado a todos los sectores del país a unirse en este trascendental esfuerzo para cumplir con la meta de la Gran Misión Vivienda Venezuela, incrementando y consolidando año a año nuevos desarrollos habitacionales a lo largo del país, bajo un nuevo esquema territorial, con nuevos esquemas gerenciales para la construcción de viviendas, incorporando bajo la figura de Gerencias Técnicas a Profesionales del área de la ingeniería y de la arquitectura. Es así como participan los ejecutores en el marco de esta Gran Misión Vivienda Venezuela conjuntamente con el Gobierno Nacional, las comunidades organizadas, los consejos comunales, las brigadas de la Misión Rivas, los colectivos de la Misión Saber y Trabajo, los gobiernos estadales y municipales, convenios internacionales, empresas de producción social y empresas privadas.

- Vértice Material: El Gobierno Bolivariano continuará asumiendo el pleno control de materiales estratégicos para la construcción de viviendas. Para ello seguirá con la creación de centros de acopio a escala nacional como eje central de un nuevo modelo de distribución caracterizado por la presencia hegemónica de un plan de suministro de insumos y materiales controlado por el Estado. Estos Centros denominados Construpatria se han convertido en una referencia de las capacidades del Gobierno Revolucionario para producir soluciones estructurales a los problemas heredados del capitalismo, incorporando categorías y valores socialistas, sustentándose en las capacidades del pueblo; incorporación de unidades de servicio en materia de transporte y movilización de cargas; producción de puertas, marcos y bloques; y creación de escuelas de constructores y brigadas de construcción, entre otros.
- Vértice Financiero: Con la asignación de recursos a través de diferentes fuentes de financiamiento a la Gran Misión Vivienda Venezuela, tales como: Fondo Simón Bolívar, Fondo de Aportes del Sector Público (FASP), Tesorería Nacional, Cartera Hipotecaria, Fondo Chino, Fondo Gran Volumen Largo Plazo, a todos los actores que conforman el Sistema Nacional de Vivienda y Hábitat.

Para el ejercicio fiscal 2014, se han asignado recursos ordinarios al Ministerio del Poder Popular para Vivienda y Hábitat garantizando las acciones centralizadas y la gestión administrativa, a fin de procurar el buen funcionamiento de la institución, manteniendo los criterios de austeridad y eficiencia con los recursos asignados tanto del nivel central y de sus entes adscritos los cuales son piezas fundamentales en la consolidación de la gestión, que se estima cumplir de la siguiente forma:

- El Instituto Nacional de Vivienda (INAVI), continuará la ejecución de los proyectos de viviendas: Plan Especial de Emergencia de Viviendas, Cierre de Ciclo, Continuación de Nuevos Desarrollos meta 2013, Nuevos Desarrollos a Nivel Nacional meta 2014.
- La Fundación Misión Hábitat orienta su gestión a la continuación y culminación del Proyecto Programa Nacional para Desarrollar Asentamientos Urbanos, debidamente equipados para mejorar la calidad de vida del Soberano.
- Al Banco Nacional de la Vivienda y Hábitat (Banavih) le corresponde continuar con la ejecución del Proyecto Fondo de Aportes del Sector Público (FASP), cuya finalidad es garantizar la ejecución, financiamiento de los planes, programas, proyectos, obras y acciones requeridas en materia de vivienda y hábitat asignadas a este Ministerio.
- La Empresa Mixta para la Producción de Insumos para la Construcción, S.A. enfocará sus actividades a la comercialización de los productos, servicios y materiales de construcción y estima facturar 25.000.000 de bloques de material arcilloso y a la prestación de servicios en el área de construcción de viviendas como apoyo a la Gran Misión Vivienda Venezuela.
- El Instituto Nacional de Tierras Urbanas continuará con el compromiso de devolver la seguridad jurídica sobre las tierras que habitan más de 3.000.000 de familias en los asentamientos urbanos o periurbanos del país.
- La Superintendencia Nacional de Arrendamiento de Vivienda, Órgano desconcentrado bajo la figura jurídica de Servicio Desconcentrado, orientará su gestión a atender el régimen jurídico de arrendamiento de inmuebles urbanos y suburbanos destinados a vivienda.
- En las políticas de inversión de los recursos públicos ordinarios destinados al sector vivienda y hábitat están a disposición la Promotora del Desarrollo Urbano de la Región Zuliana, C.A. (Produzca) y Centro Rafael Urdaneta S.A., (CRUSA).

Se continuará con la Cooperación Internacional y las alianzas estratégicas con países como Rusia, China y Bielorrusia, con el Mega Proyecto Ciudad Socialista Tiuna, donde se han iniciado en años anteriores y continúa para el año 2014 la construcción de más de 23.000 viviendas para beneficiar a igual número de familias, así como también alianzas con países como Cuba, Brasil, Irán, España, Turquía, Portugal, entre otros, utilizando sistemas constructivos, y materiales de construcción, para producir viviendas y hábitat dignos y con lapsos de construcción muy cortos, factor fundamental en el cumplimiento de la meta a mediano y largo plazo del total establecido en la Gran Misión Vivienda Venezuela.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
N.E	Ppto.								
117792	620028000	Diseño de los Nuevos Desarrollos Urbanos Habitacionales Enfocados al Concepto de la Ciudad Socialista. Segunda Etapa.	04-03-13	20-12-14	10.000.000	2.000.000			12.000.000
117751	620031000	Continuación del Proyecto Sistema de Indicadores Estadísticos del Sector Vivienda y Hábitat.	01-01-13	15-12-14	500.000	252.698			752.698
				TOTAL	10.500.000	2.252.698			12.752.698

RESUMEN DE PROYECTOS DEL ÓRGANO

(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
117.792	620028000	Diseño de los Nuevos Desarrollos Urbanos Habitacionales Enfocados al Concepto de la Ciudad Socialista. Segunda Etapa.	Documento			7	2.000.000			2.000.000
117.751	620031000	Continuación del Proyecto Sistema de Indicadores Estadísticos del Sector Vivienda y Hábitat.	Informe			4	252.698			252.698
123.508	620033000	Fortalecimiento y Desarrollo del Sistema de Gestión en el Área de Planificación, Presupuesto y Organización del MPPVH. II Fase.	Sistema			1	500.000			500.000
123.509	620034000	Implantación del Proyecto de Seguridad Industrial, Higiene y Ergonomía	Trabajador(a)	3.923	5.147	9.070	800.000			800.000
	629999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.750.000.000	1.750.000.000			1.750.000.000
						TOTAL	1.753.552.698			1.753.552.698

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
620001000	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras	367.428.042			367.428.042
620002000	Gestión Administrativa	968.111.014			968.111.014
620003000	Previsión y Protección Social	175.308.246			175.308.246
620007000	Protección y Atención Integral a las Familias y Personas en los Refugios en Caso de Emergencias o Desastres	200.000			200.000
TOTAL		1.511.047.302			1.511.047.302

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**277**	**252**	**43**	**572**	**16.860.312**	**401.516**	**17.261.828**
Altos Funcionarios y de Elección Popular		1		1	94.006		94.006
Alto Nivel y de Dirección	1	1	1	3	70.154		70.154
Directivo	47	38	25	110	2.165.775		2.165.775
Profesional y Técnico	96	57		153	3.695.911	280.887	3.976.798
Personal Administrativo	52	19		71	2.532.996		2.532.996
Obrero	81	136	17	234	8.301.470	120.629	8.422.099
Personal Contratado	**315**	**221**		**536**	**33.616.521**		**33.616.521**
Profesional y Técnico	315	221		536	33.616.521		33.616.521
TOTAL	**592**	**473**	**43**	**1.108**	**50.476.833**	**401.516**	**50.878.349**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto
	F	M	Total	2014
Pensionados	**127**	**22**	**149**	**11.986.495**
Empleados	127	22	149	11.986.495
Jubilados	**709**	**1.249**	**1.958**	**163.321.751**
Empleados	709	1.249	1.958	163.321.751
TOTAL	**836**	**1.271**	**2.107**	**175.308.246**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	310.732.369			310.732.369
4.02	Materiales, Suministros y Mercancías	34.090.409			34.090.409
4.03	Servicios No Personales	115.926.923			115.926.923
4.04	Activos Reales	26.383.946			26.383.946
4.07	Transferencias y Donaciones	2.769.836.841			2.769.836.841
4.11	Disminución de Pasivos	7.629.512			7.629.512
	TOTAL	**3.264.600.000**			**3.264.600.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	2.592.528.595			2.592.528.595
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	842.528.595			842.528.595
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	842.528.595			842.528.595
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	840.878.595			840.878.595
	- A0251 Instituto Nacional de Tierras Urbanas	50.543.515			50.543.515
	- A0255 Superintendencia Nacional de Arrendamiento de Vivienda	11.747.581			11.747.581
	- A0444 Fundación Misión Hábitat	55.435.115			55.435.115
	- A0662 Instituto Nacional de la Vivienda (INAVI)	723.152.384			723.152.384
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales No Petroleros	1.650.000			1.650.000
	- A0636 Centro Rafael Urdaneta, S.A.	800.000			800.000
	- A0675 Promotora del Desarrollo Urbano de la Región Zuliana, C.A. (PRODUZCA)	850.000			850.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	1.750.000.000			1.750.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	1.750.000.000			1.750.000.000
4.07.03.03.06	Transferencias de Capital a Entes Descentralizados Financieros Bancarios	1.750.000.000			1.750.000.000
	- A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)	1.750.000.000			1.750.000.000

PROYECTO:	COD. N.E: 117792 COD. PPTO: 620028000 Diseño de los Nuevos Desarrollos Urbanos Habitacionales Enfocados al Concepto de la Ciudad Socialista. Segunda Etapa.
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	Fem.(0) Mas.(0) Total(7)
ASIGNACIÓN PRESUPUESTARIA:	2.000.000
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Ejercer la rectoría del Sistema Nacional de Vivienda y Hábitat mediante la participación protagónica del poder comunal, a través de la formulación de políticas y planes de desarrollo.
OBJETIVOS ESPECÍFICOS:	Diseñar los nuevos Desarrollos Habitacionales, aplicando los criterios rectores y lineamientos de la "Ciudad Socialista", en terrenos que hayan sido decretados áreas vitales de vivienda y de residencia (Avivir), los seleccionados por el Órgano Superior de Vivienda o los que el Ministerio del Poder Popular para Vivienda y Hábitat considere prioritarios.
RESULTADO:	Proyectos de Desarrollos Habitacionales en terrenos decretados áreas vitales de vivienda y de residencia (Avivir).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	292.694					292.694
4.03	Servicios No Personales	1.613.912					1.613.912
4.04	Activos Reales	93.394					93.394
	TOTAL	**2.000.000**					**2.000.000**

PROYECTO: COD. N.E: 117751 COD. PPTO: 620031000 Continuación del Proyecto Sistema de Indicadores Estadísticos del Sector Vivienda y Hábitat.

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total (4)

ASIGNACIÓN PRESUPUESTARIA: 252.698

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar como órgano rector, las políticas públicas en materia de vivienda y hábitat, con la finalidad de atender las necesidades de la población en concordancia con los planes nacionales.

OBJETIVOS ESPECÍFICOS: Implementar, actualizar y mantener el Sistema de Indicadores Estadísticos y Sistema Referencial de costos propios del sector Vivienda y Hábitat.

RESULTADO: Sistema de Indicadores Estadísticos y Tabulador Referencial de Costos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	38.002					38.002
4.03	Servicios No Personales	156.960					156.960
4.04	Activos Reales	57.736					57.736
	TOTAL	252.698					252.698

PROYECTO:	COD. N.E: 123508 COD. PPTO: 620033000 Fortalecimiento y Desarrollo del Sistema de Gestión en el Área de Planificación, Presupuesto y Organización del MPPVH. II Fase.
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	Fem.(0) Mas.(0) Total (1)
ASIGNACIÓN PRESUPUESTARIA:	500.000
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Impulsar el Fortalecimiento y Modernización Institucional.
OBJETIVOS ESPECÍFICOS:	Desarrollar y Generar un Sistema de Gestión para el uso eficaz, manejo y divulgación según la demanda de información en el área de planificación, el cual permita la toma de decisiones oportunas.
RESULTADO:	Sistema de Gestión actualizado y modernizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	276.786					276.786
4.04	Activos Reales	223.214					223.214
	TOTAL	**500.000**					**500.000**

PROYECTO: COD. N.E: 123509 COD. PPTO: 620034000 Implantación del Proyecto de Seguridad Industrial, Higiene y Ergonomía

UNIDAD DE MEDIDA: Trabajador(a)

CANTIDAD: Fem.(3.923) Mas.(5.147) Total (9.070)

ASIGNACIÓN PRESUPUESTARIA: 800.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar como órgano rector, las políticas públicas en materia de Vivienda y Hábitat, con la finalidad de atender las necesidades de la población en concordancia con los planes nacionales

OBJETIVOS ESPECÍFICOS: Garantizar en cumplimiento de la norma vigente, minimizando el riesgo vigente en el área laboral, proteger y promover el bienestar de los trabajadores

RESULTADO: Plan de Seguridad Industrial, Higiene y Ergonomía

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	800.000					800.000
	TOTAL	**800.000**					**800.000**

PROYECTO:	COD. PPTO: 629999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total (1.750.000.000)
ASIGNACIÓN PRESUPUESTARIA:	1.750.000.000
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Aportes y transferencias para financiar los proyectos de los entes descentralizados
OBJETIVOS ESPECÍFICOS:	Aportes a los entes descentralizados en la ejecución de proyectos
RESULTADO:	Recursos transferidos a los entes para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.750.000.000					1.750.000.000
	TOTAL	**1.750.000.000**					**1.750.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.750.000.000					1.750.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	1.750.000.000					1.750.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	1.750.000.000					1.750.000.000
4.07.03.03.06	Transferencias de Capital a Entes Descentralizados Financieros Bancarios	1.750.000.000					1.750.000.000
	- A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)	1.750.000.000					1.750.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	310.732.369					310.732.369
4.03	Servicios No Personales	56.695.673					56.695.673
	TOTAL	**367.428.042**					**367.428.042**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	33.660.656					33.660.656
4.03	Servicios No Personales	56.282.649					56.282.649
4.04	Activos Reales	26.009.602					26.009.602
4.07	Transferencias y Donaciones	844.528.595					844.528.595
4.11	Disminución de Pasivos	7.629.512					7.629.512
	TOTAL	**968.111.014**					**968.111.014**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	842.528.595					842.528.595
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	842.528.595					842.528.595
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	842.528.595					842.528.595
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	840.878.595					840.878.595
	- A0251 Instituto Nacional de Tierras Urbanas	50.543.515					50.543.515
	- A0255 Superintendencia Nacional de Arrendamiento de Vivienda	11.747.581					11.747.581
	- A0444 Fundación Misión Hábitat	55.435.115					55.435.115
	- A0662 Instituto Nacional de la Vivienda (INAVI)	723.152.384					723.152.384
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados Con Fines Empresariales No Petroleros	1.650.000					1.650.000
	- A0636 Centro Rafael Urdaneta, S.A.	800.000					800.000
	- A0675 Promotora del Desarrollo Urbano de la Región Zuliana, C.A. (PRODUZCA)	850.000					850.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	175.308.246					175.308.246
	TOTAL	**175.308.246**					**175.308.246**

ACCIÓN CENTRALIZADA: Protección y Atención Integral a las Familias y Personas en los Refugios en Caso de Emergencias o Desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	99.057					99.057
4.03	Servicios No Personales	100.943					100.943
	TOTAL	**200.000**					**200.000**

63

Consejo Federal de Gobierno

CONSEJO FEDERAL DE GOBIERNO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Constitución de la República Bolivariana de Venezuela, aprobada en el año 1999, incorpora al Consejo Federal de Gobierno, en su Título IV, Capítulo V, Artículo 185, como un órgano que tiene por finalidad la planificación y coordinación de las políticas y acciones para el desarrollo de los procesos de descentralización y la transferencia de competencias del Poder Nacional a los Estados y Municipios. Asimismo, el referido artículo crea el Fondo de Compensación Interterritorial, dependiendo del Consejo Federal de Gobierno y destinado al financiamiento de inversiones públicas para promover el desarrollo equilibrado, justo y equitativo de las regiones, la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales, y a apoyar especialmente la dotación de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo.

El 22 de febrero de 2010, mediante Gaceta Oficial de la República Bolivariana de Venezuela Nº 5.963 Extraordinario, fue promulgada la Ley Orgánica del Consejo Federal de Gobierno, que desarrolla los principios establecidos en la Constitución de la República Bolivariana de Venezuela y delimita el ámbito de competencias y funcionamiento del Consejo. Mediante Decreto Nº 7.306 de fecha 09 de marzo de 2010, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.382 de la misma fecha y reimpreso en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.416, de fecha 04 de mayo de 2010, fue dictado el Reglamento de la Ley Orgánica del Consejo Federal de Gobierno que complementa el desarrollo legislativo dado al Consejo, afinando los detalles relativos a la organización y funcionamiento de las instancias del Consejo Federal de Gobierno, como la Plenaria, la Secretaría, el Fondo de Compensación Interterritorial (FCI) y sus instancias. El Reglamento fue reformado en fecha 12 de Abril de 2011, mediante Decreto 8.146 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.655 de fecha 13 de Abril de 2011, y el 08 de mayo de 2012 mediante Decreto N° 8.959, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.924 de fecha 17 de mayo de 2012, reimpreso por error material en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.002 de fecha 06 de septiembre de 2012, fortaleciendo lo relativo a los procedimientos referidos a la formulación, evaluación, financiamiento y control de los proyectos asociados a los planes de inversión.

El Consejo Federal de Gobierno (CFG) orienta su gestión hacia resultados sociales, en concordancia con los principios consagrados en la Constitución de la República Bolivariana de Venezuela y en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y establece los lineamientos vinculantes a las entidades político territoriales, las organizaciones de base del Poder Popular, así como el estudio y la planificación de los Distritos Motores de Desarrollo, apoyando especialmente la dotación de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo, mediante la transferencia de recursos financieros, a fin de obtener resultados en el sistema social y contribuir a la consolidación de un Estado democrático, social, de derecho y de justicia, cuya visión es transformarse en una organización eficiente y efectiva en el cumplimiento de sus obligaciones constitucionales y legales, soportadas por un recurso humano de excelencia en el uso intensivo de tecnologías de información y comunicación, con total orientación de servicio al Pueblo organizado.

POLÍTICA DE FINANCIAMIENTO

El Consejo Federal de Gobierno orientará los recursos asignados al Fondo de Compensación Interterritorial (FCI), para el financiamiento de inversiones públicas que promuevan el desarrollo equilibrado de las regiones, la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales y la realización de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo. Para el ejercicio fiscal 2014, se presenta el presupuesto por la cantidad de: veintinueve mil noventa millones treinta y tres mil ochocientos sesenta y seis bolívares (Bs. 29.090.033.866), los cuales están conformados por las siguientes fuentes de financiamiento:

– Aporte del Ejecutivo Nacional	– Bs. 130.100.000
– FCI- Impuesto al Valor Agregado (IVA)	– Bs. 28.959.933.866
TOTAL	– **Bs. 29.090.033.866**

POLÍTICA DE GASTOS

La distribución general de presupuesto de gastos totaliza la cantidad de veintinueve mil noventa millones treinta y tres mil ochocientos sesenta y seis bolívares (Bs. 29.090.033.866), distribuidos por partidas presupuestarias como se muestra a continuación:

– 4.01 Gastos de Personal	– Bs. 1.013.150
– 4.02 Materiales, Suministros y Mercancías	– Bs. 871.901
– 4.03 Servicios no Personales	– Bs. 1.791.642
– 4.07 Transferencias y Donaciones	– Bs. 29.086.307.173
– 4.11 Disminución de Pasivos	– Bs. 50.000
TOTAL	– **Bs. 29.090.033.866**

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ÓRGANO

El Consejo Federal de Gobierno de acuerdo con lo dispuesto en el Artículo 11 de la Ley Orgánica de Planificación Pública y Popular, es el encargado de establecer los lineamientos de planificación y coordinación de políticas y acciones para la transferencia de las capacidades de gobierno, competencias y servicios entre los entes territoriales y desde el Estado a las organizaciones detentadoras de la soberanía originaria, instalando prácticas eficientes y eficaces en la distribución de los recursos financieros para las áreas prioritarias de inversión pública. El objetivo para el año 2014, es implantar un sistema de planificación participativa como estrategia para la articulación de los procesos de planificación de los distintos niveles territoriales fortaleciendo los procesos de descentralización y transferencias de competencias hacia las instancias del Poder Popular, direccionando así los recursos transferidos por el Fondo de Compensación Interterritorial a los entes ejecutores.

Los objetivos que persigue el Consejo Federal de Gobierno, durante este ejercicio presupuestario se plasman en la consecución del siguiente proyecto:

- Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados (Fondo de Compensación Interterritorial).

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
	639999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			28.959.933.866	28.959.933.866			28.959.933.866
						TOTAL	**28.959.933.866**			**28.959.933.866**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
630001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.300.734			1.300.734
630002000	Gestión administrativa	128.799.266			128.799.266
	TOTAL	130.100.000			130.100.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**2**	**2**		**4**	**267.938**		**267.938**
Profesional y Técnico	2	2		4	267.938		267.938
TOTAL	**2**	**2**		**4**	**267.938**		**267.938**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.013.150			1.013.150
4.02	Materiales, suministros y mercancías	871.901			871.901
4.03	Servicios no personales	1.791.642			1.791.642
4.07	Transferencias y donaciones	29.086.307.173			29.086.307.173
4.11	Disminución de pasivos	50.000			50.000
	TOTAL	**29.090.033.866**			**29.090.033.866**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	29.086.307.173			29.086.307.173
4.07.01.00.00	Transferencias y donaciones corrientes internas	126.373.307			126.373.307
4.07.01.03.00	Transferencias corrientes internas al sector público	126.373.307			126.373.307
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	126.373.307			126.373.307
	- A0249 Fondo de Compensación Interterritorial	126.373.307			126.373.307
4.07.03.00.00	Transferencias y donaciones de capital internas	28.959.933.866			28.959.933.866
4.07.03.03.00	Transferencias de capital internas al sector público	28.959.933.866			28.959.933.866
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	28.959.933.866			28.959.933.866
	- A0249 Fondo de Compensación Interterritorial	28.959.933.866			28.959.933.866

PROYECTO: COD. PPTO: 639999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(28.959.933.866)

ASIGNACIÓN PRESUPUESTARIA: 28.959.933.866

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar la transferencia de competencias en cuanto a la gestión y administración de lo público desde las instancias institucionales, regionales y locales hacia las comunidades organizadas, organizaciones de base del poder popular, como área estratégica de restitución plena del poder al pueblo soberano

OBJETIVOS ESPECÍFICOS: Financiar los Planes de Inversión a las Entidades Político Territoriales y Organizaciones de Base del Poder Popular a nivel nacional para direccionar la distribución equitativa de recursos a las regiones

RESULTADO: Recursos transferidos al Fondo de Compensación Interterritorial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	28.959.933.866					28.959.933.866
	TOTAL	**28.959.933.866**					**28.959.933.866**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	28.959.933.866					28.959.933.866
4.07.03.00.00	Transferencias y donaciones de capital internas	28.959.933.866					28.959.933.866
4.07.03.03.00	Transferencias de capital internas al sector público	28.959.933.866					28.959.933.866
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	28.959.933.866					28.959.933.866
	- A0249 Fondo de Compensación Interterritorial	28.959.933.866					28.959.933.866

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.013.150					1.013.150
4.03	Servicios no personales	287.584					287.584
	TOTAL	**1.300.734**					**1.300.734**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	871.901					871.901
4.03	Servicios no personales	1.504.058					1.504.058
4.07	Transferencias y donaciones	126.373.307					126.373.307
4.11	Disminución de pasivos	50.000					50.000
	TOTAL	**128.799.266**					**128.799.266**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	126.373.307					126.373.307
4.07.01.00.00	Transferencias y donaciones corrientes internas	126.373.307					126.373.307
4.07.01.03.00	Transferencias corrientes internas al sector público	126.373.307					126.373.307
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	126.373.307					126.373.307
	- A0249 Fondo de Compensación Interterritorial	126.373.307					126.373.307

64

Ministerio del Poder Popular para la Juventud

MINISTERIO DEL PODER POPULAR PARA LA JUVENTUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La República Bolivariana de Venezuela durante los últimos 14 años, ha impulsado un proyecto político de inclusión y justicia social, focalizado en la internalización de una conciencia revolucionaria que valora la nueva moral colectiva, fruto de la lucha por la transformación de la sociedad.

En este contexto, el Estado venezolano, consciente de la responsabilidad en la promoción y generación de respuestas para atender las situaciones de inclusión y vulnerabilidad de la juventud venezolana creó el Ministerio del Poder Popular para la Juventud, a través del Decreto N° 8.303 promulgado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.708 de fecha 07-07-2011.

Durante el ejercicio fiscal 2014 el Ministerio focalizará su gestión en el diseño de políticas y ejecución de planes, programas y proyectos orientados a los jóvenes, para prevenir y solventar las situaciones de vulnerabilidad que limitan su desarrollo integral, en pro de garantizar el ejercicio pleno de la ciudadanía, acciones que ejecutará conjuntamente con el Instituto Nacional del Poder Popular de la Juventud, en el marco de la *Misión Jóvenes de la Patria.*

En efecto, para dar efectivo y oportuno cumplimiento a los compromisos adquiridos en el marco de la precitada Misión, y con la finalidad de ampliar la eficacia en el logro de los objetivos y la eficiencia en el uso de los recursos, de cara al 2014, la política presupuestaria refuerza el carácter rector del Ministerio, y fortalece la capacidad ejecutora del Instituto.

Para tal fin, contará con un presupuesto que totaliza la cantidad de **Ochocientos Millones Cuatrocientos Mil Bolívares (Bs. 800.400.000,00)**, cifra que incluye la asignación del Instituto Nacional del Poder Popular de la Juventud, por un monto de **Quinientos Veintiún Millones Seiscientos Noventa y Cinco Mil Ciento Noventa y Cinco Bolívares (Bs. 521.695.195,00)**, destinados a cubrir los gastos generados por la acción centralizada y el proyecto a ejecutar en el período.

De los recursos asignados al Ministerio, se destinará el 50,04% a las Acciones Centralizadas equivalente en términos absolutos a **Bs. 139.460.631,00** y 49,96% al Proyecto *"Diseño de políticas y estrategias para el desarrollo integral y el pleno ejercicio de los derechos fundamentales de la población juvenil venezolana"*, que representa la cantidad de **Bs. 139.244.174,00**, totalizando **Doscientos Setenta y Ocho Millones Setecientos Cuatro Mil Ochocientos Cinco Bolívares (Bs. 278.704.805,00)**, cuyas actividades específicas son las siguientes:

- ***Diseño de políticas y estrategias para la articulación y fortalecimiento de los grupos y organizaciones juveniles***, que tiene como objetivo propiciar la cohesión y registro de las organizaciones juveniles que deberán constituir el Poder Popular de la Juventud.

- ***Diseño de políticas y estrategias para la formación integral, el desarrollo socio productivo y la recreación de la juventud***, a fin de garantizar su tránsito productivo hacia la vida adulta y, en particular, para la capacitación y el acceso al primer empleo, de conformidad con lo dispuesto en la Constitución de la República Bolivariana de Venezuela.

- ***Diseño de políticas y estrategias para prevenir y atender situaciones de vulnerabilidad en la juventud***, para proteger su desarrollo y bienestar integral.

- ***Seguimiento y evaluación de los servicios prestados por el Ministerio del Poder Popular para la Juventud y sus entes adscritos a sus beneficiarios***, que tiene por objeto la revisión continua de la calidad de los servicios que presta el Ministerio a la ciudadanía, a fin de hacer su gestión más transparente, eficiente, eficaz y efectiva.

En base a lo expuesto anteriormente, el presupuesto del Ministerio sin incluir al Instituto se elaboró con criterios de rigidez y disciplina del gasto público, desde la metodología de planificación bajo el enfoque de proyecto, y siguiendo el instructivo emanado de la Oficina Nacional de Presupuesto (ONAPRE), para generar una estructura presupuestaria, cuya distribución por partidas es la siguiente:

- **401.00.00.00: Gastos de Personal.** Se estimó sobre la base de **773** trabajadores (as), manteniendo el mismo número de cargos del año 2013, por un monto de **Bs. 170.141.602,00**

- **402.00.00.00: Materiales, Suministros y Mercancías.** El monto previsto para esta categoría de gastos de consumo se ubica en el orden de **Bs. 26.457.112,00**.

- **403.00.00.00: Servicios no Personales.** Los créditos presupuestarios para esta partida ascienden a **Bs. 56. 768.091,00.**

- **404.00.00.00: Activos Reales.** Los recursos para este rubro totalizan un monto de **Bs. 16.528.000,00.**

- **407.00.00.00: Transferencias y Donaciones.** Los recursos previstos para esta partida de ubican en el orden de **Bs. 8.810.000,00.**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
122.355	640026000	Diseño de políticas y estrategias para el desarrollo integral y el pleno ejercicio de los derechos fundamentales de la población juvenil venezolana	política			12	139.244.174			139.244.174
	649999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			365.186.636	365.186.636			365.186.636
						TOTAL	504.430.810			504.430.810

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
640001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	53.000.628			53.000.628
640002000	Gestión administrativa	242.968.562			242.968.562
	TOTAL	295.969.190			295.969.190

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos F	N° de Cargos M	N° de Cargos V	N° de Cargos Total	Sueldos/Salarios	Compensaciones	Presupuesto 2014
Personal Fijo a Tiempo Completo	**25**	**43**	**17**	**85**	**2.627.050**		**2.627.050**
Altos Funcionarios y de Elección Popular		1		1	32.433		32.433
Alto Nivel y de Dirección	25	42	17	84	2.594.617		2.594.617
Personal Contratado	**53**	**635**		**688**	**18.916.884**		**18.916.884**
Profesional y Técnico	24	355		379	12.295.427		12.295.427
Personal Administrativo	21	182		203	3.144.152		3.144.152
Obrero	8	98		106	3.477.305		3.477.305
TOTAL	**78**	**678**	**17**	**773**	**21.543.934**		**21.543.934**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
4.01	Gastos de personal	170.141.602			170.141.602
4.02	Materiales, suministros y mercancías	26.457.112			26.457.112
4.03	Servicios no personales	56.768.091			56.768.091
4.04	Activos reales	16.528.000			16.528.000
4.07	Transferencias y donaciones	530.505.195			530.505.195
	TOTAL	**800.400.000**			**800.400.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
4.07.00.00.00	Transferencias y donaciones	521.695.195			521.695.195
4.07.01.00.00	Transferencias y donaciones corrientes internas	521.695.195			521.695.195
4.07.01.03.00	Transferencias corrientes internas al sector público	521.695.195			521.695.195
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	521.695.195			521.695.195
	- A0938 Instituto Nacional del Poder Popular de la Juventud	521.695.195			521.695.195

PROYECTO: COD. N.E: 122355 COD. PPTO: 640026000 Diseño de políticas y estrategias para el desarrollo integral y el pleno ejercicio de los derechos fundamentales de la población juvenil venezolana

UNIDAD DE MEDIDA: política

CANTIDAD: Fem.(0) Mas.(0) Total(12)

ASIGNACIÓN PRESUPUESTARIA: 139.244.174

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Diseñar, formular, ejecutar y evaluar políticas, estrategias, planes y programas, regidos por principios y valores éticos, destinados a garantizar el pleno goce y ejercicio de los derechos fundamentales de la población juvenil venezolana.

OBJETIVOS ESPECÍFICOS: Diseñar, formular, evaluar y difundir políticas, estrategias, planes y programas sociales regidos por principios y valores éticos, destinados a garantizar el pleno goce y ejercicio de los derechos fundamentales de la población juvenil venezolana.

RESULTADO: Políticas sociales, leyes y normas dirigidas a la juventud

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	124.144.174					124.144.174
4.02	Materiales, suministros y mercancías	1.479.512					1.479.512
4.03	Servicios no personales	13.552.488					13.552.488
4.04	Activos reales	68.000					68.000
	TOTAL	**139.244.174**					**139.244.174**

PROYECTO: COD. PPTO: 649999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(365.186.636)

ASIGNACIÓN PRESUPUESTARIA: 365.186.636

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Aportes para Financiar los Proyectos de los Entes Descentralizados

OBJETIVOS ESPECÍFICOS: Aportes para Financiar los Proyectos de los Entes Descentralizados

RESULTADO: BOLIVARES

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	365.186.636					365.186.636
	TOTAL	**365.186.636**					**365.186.636**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	365.186.636					365.186.636
4.07.01.00.00	Transferencias y donaciones corrientes internas	365.186.636					365.186.636
4.07.01.03.00	Transferencias corrientes internas al sector público	365.186.636					365.186.636
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	365.186.636					365.186.636
	- A0938 Instituto Nacional del Poder Popular de la Juventud	365.186.636					365.186.636

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	45.997.428					45.997.428
4.03	Servicios no personales	7.003.200					7.003.200
	TOTAL	**53.000.628**					**53.000.628**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	24.977.600					24.977.600
4.03	Servicios no personales	36.212.403					36.212.403
4.04	Activos reales	16.460.000					16.460.000
4.07	Transferencias y donaciones	165.318.559					165.318.559
	TOTAL	**242.968.562**					**242.968.562**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	156.508.559					156.508.559
4.07.01.00.00	Transferencias y donaciones corrientes internas	156.508.559					156.508.559
4.07.01.03.00	Transferencias corrientes internas al sector público	156.508.559					156.508.559
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	156.508.559					156.508.559
	- A0938 Instituto Nacional del Poder Popular de la Juventud	156.508.559					156.508.559

65

Ministerio del Poder Popular para el Servicio Penitenciario

MINISTERIO DEL PODER POPULAR PARA EL SERVICIO PENITENCIARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para el Servicio Penitenciario (MPPSP) tiene como misión brindar un Sistema Penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por este Ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019"; por lo que se plantea con los recursos asignados para el presente ejercicio económico financiero, cumplir con las líneas de acción que faciliten el logro del objetivo principal del MPPSP, que no es otro sino la búsqueda de la transformación social de las personas privadas de libertad y adolescentes en conflicto con la ley penal, a tal efecto se acometerán las siguientes acciones:

Transformación social y consolidación de la independencia personal:

- Potenciar la formación socio-política de los privados y privadas de libertad a través de la capacitación y desarrollo de técnicas de enseñanza/aprendizaje, basado en el reconocimiento del valor de la vida humana y la importancia de la intervención del Estado en los procesos de destierro de las desigualdades, privilegiando las fortalezas y minimizando las debilidades en el proceso de aprendizaje, a manera de lograr su participación protagónica que garanticen la continuidad y consolidación de la sociedad en el proceso de la Revolución Bolivariana.
- Brindar atención efectiva e integral a las internas e internos en educación, cultura, deporte, salud, formación socio-productiva y de ciudadanía.
- Garantizar la atención efectiva e integral a los privados, y privadas de libertad, y adolescentes en resguardo, al mismo tiempo de formar bajo la "disciplina consciente" enseñando desde la institución a manejar la responsabilidad propia y la ajena, con sometimiento pleno a las normas, manteniendo el derecho a la divergencia y al criterio propio sobre la nueva concepción de Defensa Integral, a modo de facilitar la efectiva incorporación del egresado a la sociedad.
- Brindar atención integral al adolescente que incurre en la comisión de hechos punibles y apoyarlos a través de una red comunal para la transformación social.
- Avanzar en la transformación social del privado de libertad a través de la incorporación de familiares, consejos comunales, organizaciones sociales y cualquier otra forma de organización a labores pertinentes a la materia penitenciaria.

- Reducir el retardo procesal en trabajo conjunto con los órganos del poder público que constituyen el sistema de justicia. Igualmente, actuar de manera coordinada con otras instituciones públicas, a objeto de lograr la incorporación de los ex privados y ex privadas de libertad, a las actividades socio productivas del país.
- Velar por el cumplimiento cabal de los derechos humanos, previniendo los posibles tratos crueles e inhumanos hacia y desde las y los privados de libertad.
- Comunicar de manera permanente y efectiva, los avances de la transformación del sujeto en el nuevo sistema penitenciario, a fin de informar y sensibilizar a la colectividad sobre los avances del sistema y la transformación del hombre.

Establecimientos penitenciarios y la construcción del socialismo:

- Construir, reparar y ampliar, edificaciones penitenciarias, así como también, su correspondiente dotación.
- Reducir al mínimo la proporción de internos por metros cuadrados en los establecimientos penitenciarios, para brindar adecuadas condiciones de reclusión a las privadas y privados de libertad.
- Garantizar el cumplimiento de las disposiciones constitucionales y legales, acerca de la preservación de la seguridad personal, tanto de las privadas y los privados de libertad, así como, la del personal que labora dentro de las instituciones penitenciarias.
- Fortalecer y masificar la producción e instalar fábricas en los establecimientos penitenciarios, brindando conocimientos y contribuyendo con la soberanía alimentaria dentro de los establecimientos penitenciarios («Plan llegó la chamba»).

Alternativas del cumplimiento de la pena y preservación de la vida:

- Implementar procesos de formación integral para los destacamentarios, con régimen abierto y con libertad condicional, basado en el trabajo liberador, la reflexión y producción, artísticos y socioculturales, con una nueva orientación ética, moral y espiritual de la sociedad.
- Promover nuevas formas organizativas en los establecimientos de pernocta y los destacamentos de trabajo, que contribuyan a la vida en las comunas socialistas.

Apoyo Post penitenciario y país potencia:

- Articular con instituciones del Estado, tanto de la gran misión saber y trabajo, como del área energética, tales como: Petróleos de Venezuela, Sociedad Anónima (PDVSA), Corporación Eléctrica Nacional (CORPOELEC), Empresas Básicas, Gran Misión Vivienda Venezuela, entre otros, para la incorporación de los egresados a puestos de trabajo productivos.
- Promover a través de convenios, el apoyo del sector privado para la incorporación de los egresados en la creación de empresas, donde participen egresados del sistema penitenciario y sus familiares, promoviendo la propiedad social con las particularidades de cada región y con los proyectos estratégicos llevados a cabo en cada una de ellas.
- Impulsar la ejecución de la justicia aplicando el Habeas data (garantizar el derecho que tienen los ex privados de libertad, una vez cumplida la pena, a que se destruyan sus antecedentes penales; a objeto de evitar la discriminación) para desestigmatizar al egresado y otras medidas para el restablecimiento de la situación jurídica lesionada por error, retardo u omisión.

El Ministerio del Poder Popular para el Servicio Penitenciario (MPPSP) presenta en su estructura presupuestaria, doce (12) Proyectos orientados a optimizar el sistema penitenciario venezolano con estricto apego a las garantías constitucionales y legales de los privados y las privadas de libertad, manteniendo las perspectivas de género en nuestros proyectos, así como también, en los adolescentes y las adolescentes que incurren en hechos punibles, y tres acciones centralizadas, así como los aportes correspondientes a los entes adscritos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
122.541	650032000	Impulso al Programa Educativo Musical Penitenciario "Orquesta Libertad" (Fase I)	participante	800	1.000	1.800	4.209.867			4.209.867
122.641	650033000	Generación de estadísticas penitenciarias del Ministerio del Poder Popular para el Servicio Penitenciario (Etapa II)	operación			5	1.267.121			1.267.121
123.065	650034000	Masificación de la Escuela de Comunicación Popular Penitenciaria en todas las regiones de País	núcleo			4	1.026.204			1.026.204
122.640	650035000	Promoción, prevención y atención de la Salud para los Privados, Privadas de libertad y Adolescentes inmersos en el Sistema Penitenciario	persona	3.379	50.620	53.999	21.369.568			21.369.568
122.748	650036000	Garantía de los derechos humanos de las y los privados de libertad mediante control y seguimiento del funcionamiento y operatividad de los establecimientos penitenciarios para brindar adecuadas condiciones de reclusión y para su buen vivir.	persona	3.379	50.620	53.999	708.817.053			708.817.053
122.533	650037000	Cayapa Judicial: Combatir el retardo procesal, a través de la atención jurídica a los privados y privadas de libertad en condición de procesados (as) y penados (as) recluidos en los distintos establecimientos penitenciarios del país, con el fin de disminuir el retardo procesal	persona	1.878	32.691	34.569	29.299.652			29.299.652
122.634	650038000	Llegó Maita: Garantizar la pacificación de los establecimientos penitenciarios y entidades de atención a nivel nacional	persona	1.000		1.000	8.613.467			8.613.467
123.022	650039000	Fortalecimiento de la Red Social de Apoyo a la Revolución Adolescente para la transformación de los y las adolescentes en conflicto con la ley penal	persona	273	1.700	1.973	3.389.942			3.389.942
122.138	650040000	Seguridad Integral de los Establecimientos Penitenciarios para la transformación social de los y las privadas de libertad (Fase II)	establecimiento			49	26.792.724			26.792.724

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
122.140	650041000	Clasificación, agrupación y tratamiento a los privados y privadas de libertad del sistema penitenciario venezolano, mediante procesos educativos y transformadores.	persona	3.000	17.000	20.000	29.858.715			29.858.715
122.049	650042000	Llegó el Convive: Transformar Socialmente al Egresado(a) con beneficio del Sistema Penal	persona	3.450	11.550	15.000	130.663.622			130.663.622
123.053	650043000	Garantía de los derechos de las y los adolescentes en conflicto con la Ley Penal, con medida privativa de libertad, en las Entidades de Atención, con el fin de lograr su transformación social.	persona	87	863	950	226.849.010			226.849.010
	659999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			310.165.941	310.165.941			310.165.941
						TOTAL	1.502.322.886			1.502.322.886

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
650001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	74.094.830			74.094.830
650002000	Gestión administrativa	309.349.555			309.349.555
650003000	Previsión y protección social	14.232.729			14.232.729
	TOTAL	397.677.114			397.677.114

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos F	Nº de Cargos M	Nº de Cargos V	Nº de Cargos Total	Sueldos/Salarios	Compensaciones	Presupuesto 2014
Personal Fijo a Tiempo Completo	**1.464**	**1.334**		**2.798**	**71.689.542**	**1.930.089**	**73.619.631**
Altos Funcionarios y de Elección Popular	1			1	43.200		43.200
Alto Nivel y de Dirección	2	1		3	113.150		113.150
Profesional y Técnico	344	330		674	18.397.525	274.823	18.672.348
Personal Administrativo	1.058	911		1.969	48.297.294	1.389.191	49.686.485
Personal Médico	14	19		33	1.319.090	46.553	1.365.643
Obrero	45	73		118	3.519.283	219.522	3.738.805
Personal Contratado	**2.386**	**3.336**		**5.722**	**133.445.553**		**133.445.553**
Directivo	7	11		18	517.306		517.306
Profesional y Técnico	741	387		1.128	27.938.690		27.938.690
Personal Administrativo	1.561	2.855		4.416	100.314.125		100.314.125
Obrero	77	83		160	4.675.432		4.675.432
TOTAL	**3.850**	**4.670**		**8.520**	**205.135.095**	**1.930.089**	**207.065.184**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas F	Nº de Personas M	Nº de Personas Total	Presupuesto 2014
Pensionados	**55**	**22**	**77**	**3.553.479**
Empleados	55	22	77	3.553.479
Jubilados	**60**	**29**	**89**	**9.686.481**
Empleados	60	29	89	9.686.481
TOTAL	**115**	**51**	**166**	**13.239.960**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	821.766.896			821.766.896
4.02	Materiales, suministros y mercancías	337.808.110			337.808.110
4.03	Servicios no personales	245.371.544			245.371.544
4.04	Activos reales	61.735.301			61.735.301
4.06	Gastos de defensa y seguridad del estado	20.000.000			20.000.000
4.07	Transferencias y donaciones	413.318.149			413.318.149
	TOTAL	**1.900.000.000**			**1.900.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	399.578.192			399.578.192
4.07.01.00.00	Transferencias y donaciones corrientes internas	139.578.192			139.578.192
4.07.01.03.00	Transferencias corrientes internas al sector público	139.578.192			139.578.192
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	139.578.192			139.578.192
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	82.984.598			82.984.598
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	56.593.594			56.593.594
4.07.03.00.00	Transferencias y donaciones de capital internas	260.000.000			260.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	260.000.000			260.000.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	260.000.000			260.000.000
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	260.000.000			260.000.000

PROYECTO: COD. N.E: 122541 COD. PPTO: 650032000 Impulso al Programa Educativo Musical Penitenciario "Orquesta Libertad" (Fase I)

UNIDAD DE MEDIDA: Participante

CANTIDAD: Fem. (800) Mas. (1.000) Total (1.800)

ASIGNACIÓN PRESUPUESTARIA: 4.209.867

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un sistema penitenciario capaz de asegurar la transformación de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por éste Ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019"

OBJETIVOS ESPECÍFICOS: Impulsar el sistema de orquestas y coros post penitenciarios

RESULTADO: Egresados y egresadas del sistema penitenciario venezolano formados musicalmente .

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.018.694					1.018.694
4.02	Materiales, suministros y mercancías	141.585					141.585
4.03	Servicios no personales	2.348.513					2.348.513
4.04	Activos reales	701.075					701.075
	TOTAL	**4.209.867**					**4.209.867**

PROYECTO: COD. N.E: 122641 COD. PPTO: 650033000 Generación de estadísticas penitenciarias del Ministerio del Poder Popular para el Servicio Penitenciario (Etapa II)

UNIDAD DE MEDIDA: Operación

CANTIDAD: Fem. (0) Mas. (0) Total (5)

ASIGNACIÓN PRESUPUESTARIA: 1.267.121

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un sistema penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por este Ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Fortalecer el registro, recolección, procesamiento, generación, análisis y divulgación de la información estadística del Ministerio del Poder Popular para el Servicio Penitenciario

RESULTADO: Operaciones estadísticas penitenciarias elaboradas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	896.604					896.604
4.02	Materiales, suministros y mercancías	196.911					196.911
4.03	Servicios no personales	173.606					173.606
	TOTAL	**1.267.121**					**1.267.121**

PROYECTO:	COD. N.E: 123065 COD. PPTO: 650034000 Masificación de la Escuela de Comunicación Popular Penitenciaria en todas las regiones de País.
UNIDAD DE MEDIDA:	Núcleo
CANTIDAD:	Fem . (0) Mas. (0) Total (4)
ASIGNACIÓN PRESUPUESTARIA:	1.026.204
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Brindar un Sistema Penitenciario capaz de asegurar la transformación social de las personas incursas en él , dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase , así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por este Ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".
OBJETIVOS ESPECÍFICOS:	Conformar 4 núcleos de la Escuela de Comunicación Penitenciaria en los centros penitenciarios a nivel nacional con el fin de atender a la población privada de libertad a través de herramientas de comunicación y difusión de la información que garantice además su incorporación en espacios laborales una vez egresados.
RESULTADO:	Beneficiar 53.999 privados(as) de libertad a nivel nacional. Femeninas 3.379 y Masculinos 50.620 .

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	603.189					603.189
4.02	Materiales, suministros y mercancías	80.950					80.950
4.03	Servicios no personales	172.665					172.665
4.04	Activos reales	169.400					169.400
	TOTAL	**1.026.204**					**1.026.204**

PROYECTO: COD. N.E: 122640 COD. PPTO: 650035000 Promoción, prevención y atención de la Salud para los Privados, Privadas de libertad y Adolescentes inmersos en el Sistema Penitenciario

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (3.379) Mas. (50.620) Total (53.999)

ASIGNACIÓN PRESUPUESTARIA: 21.369.568

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un Sistema Penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por este Ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Proporcionar la asistencia médica a las privadas y privados de libertad, y adolescentes en conflicto con la Ley Penal a través de equipos de salud multidisciplinarios que procuren la promoción, prevención y la atención en salud.

RESULTADO: Brindar un servicio en salud eficaz y eficiente a toda la población del Sistema Penitenciario Venezolano, a través de consultas primarias y sucesivas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.270.420					6.270.420
4.02	Materiales, suministros y mercancías	7.003.346					7.003.346
4.03	Servicios no personales	3.329.224					3.329.224
4.04	Activos reales	4.766.578					4.766.578
	TOTAL	**21.369.568**					**21.369.568**

PROYECTO: COD. N.E: 122748 COD. PPTO: 650036000 Garantía de los derechos humanos de las y los privados de libertad mediante control y seguimiento del funcionamiento y operatividad de los establecimientos penitenciarios para brindar adecuadas condiciones de reclusión y para su buen vivir.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (3.379) Mas. (50.620) Total (53.999)

ASIGNACIÓN PRESUPUESTARIA: 708.817.053

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un Sistema Penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por este Ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Controlar y monitorear la operatividad de los establecimientos penitenciarios a fin de establecer un sistema de supervisión nacional permanente.

RESULTADO: Garantizar en los 49 establecimientos penitenciarios el régimen penitenciario en el territorio nacional .

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	444.083.743					444.083.743
4.02	Materiales, suministros y mercancías	224.799.137					224.799.137
4.03	Servicios no personales	37.156.173					37.156.173
4.04	Activos reales	2.778.000					2.778.000
	TOTAL	**708.817.053**					**708.817.053**

PROYECTO: COD. N.E: 122533 COD. PPTO: 650037000 Cayapa Judicial: Combatir el retardo procesal, a través de la atención jurídica a los privados y privadas de libertad en condición de procesados (as) y penados (as) recluidos en los distintos establecimientos penitenciarios del país, con el fin de disminuir el retardo procesal.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (1.878) Mas. (32.691) Total (34.569)

ASIGNACIÓN PRESUPUESTARIA: 29.299.652

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un sistema penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por éste ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Combatir el retardo procesal, a través de la atención jurídica a los privados de libertad recluidos en los distintos establecimientos penitenciarios con el fin de disminuir el retardo procesal.

RESULTADO: Combatir el retardo procesal a través de la atención jurídica a la población penitenciaria, otorgando medidas cautelares sustitutivas de libertad, medidas humanitarias, decaimiento de la medida o sobre seguimiento de la causa, así como las distintas fórmulas alternativas del cumplimiento de la pena y suspensión condicional de la ejecución de la pena.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.472.336					4.472.336
4.02	Materiales, suministros y mercancías	7.479.504					7.479.504
4.03	Servicios no personales	17.347.812					17.347.812
	TOTAL	**29.299.652**					**29.299.652**

PROYECTO: COD. N.E: 122634 COD. PPTO: 650038000 Llegó Maíta: Garantizar la pacificación de los establecimientos penitenciarios y entidades de atención a nivel nacional.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (1.000) Mas. (0) Total (1.000)

ASIGNACIÓN PRESUPUESTARIA: 8.613.467

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un sistema penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por éste ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Garantizar la intervención de las maítas en el proceso de pacificación de los establecimientos penitenciarios y entidades de atención a nivel nacional.

RESULTADO: Servicio:100% de las madres y/o abuelas de privados y privadas de libertad beneficiadas con el proyecto.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.435.265					1.435.265
4.02	Materiales, suministros y mercancías	3.830.298					3.830.298
4.03	Servicios no personales	3.347.904					3.347.904
	TOTAL	**8.613.467**					**8.613.467**

PROYECTO: COD. N.E: 123022 COD. PPTO: 650039000 Fortalecimiento de la Red Social de Apoyo a la Revolución Adolescente para la transformación de los y las adolescentes en conflicto con la ley penal.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (273) Mas. (1.700) Total (1.973)

ASIGNACIÓN PRESUPUESTARIA: 3.389.942

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un sistema penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por éste Ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Brindar atención integral a las y los adolescentes en conflicto con la ley penal que cumplen la medida Servicio a la Comunidad a través del Fortalecimiento de la Red Social de Apoyo a la Revolución Adolescente a nivel nacional.

RESULTADO: Adolescentes formados e integrados a la red social de apoyo a la revolución adolescente para la transformación de los y las adolescentes en conflicto con la ley penal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.792.761					2.792.761
4.02	Materiales, suministros y mercancías	405.474					405.474
4.03	Servicios no personales	191.707					191.707
	TOTAL	**3.389.942**					**3.389.942**

PROYECTO: COD. N.E: 122138 COD. PPTO: 650040000 Seguridad Integral de los Establecimientos Penitenciarios para la transformación social de los y las privadas de libertad (Fase II)

UNIDAD DE MEDIDA: Establecimiento

CANTIDAD: Fem. (0) Mas.(0) Total (49)

ASIGNACIÓN PRESUPUESTARIA: 26.792.724

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un Sistema Penitenciario capaz de asegurar la transformación social de las personas incursas, en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por éste Ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Brindar seguridad integral a los establecimientos penitenciarios a nivel nacional para beneficiar una población de 53.999 privados(as) de libertad: Femeninas 3.379 y Masculinos 50.620

RESULTADO: Servicio: Controlar la seguridad y garantizar el régimen de los 49 establecimientos penitenciarios existentes en el territorio nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	9.654.900					9.654.900
4.02	Materiales, suministros y mercancías	7.882.699					7.882.699
4.03	Servicios no personales	9.255.125					9.255.125
	TOTAL	**26.792.724**					**26.792.724**

PROYECTO: COD. N.E: 122140 COD. PPTO: 650041000 Clasificación, agrupación y tratamiento a los privados y privadas de libertad del sistema penitenciario venezolano, mediante procesos educativos y transformadores.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (3.000) Mas. (17.000) Total (20.000)

ASIGNACIÓN PRESUPUESTARIA: 29.858.715

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un sistema penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por éste ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Clasificar, agrupar y brindar tratamiento a los privados y privadas de libertad del sistema penitenciario venezolano, mediante procesos educativos y transformadores.

RESULTADO: Servicio: Clasificar, agrupar y brindar tratamiento a 20000 privados de libertad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.780.223					4.780.223
4.02	Materiales, suministros y mercancías	16.604.492					16.604.492
4.03	Servicios no personales	5.623.700					5.623.700
4.04	Activos reales	2.850.300					2.850.300
	TOTAL	**29.858.715**					**29.858.715**

PROYECTO: COD. N.E: 122049 COD. PPTO: 650042000 Llegó el Convive: Transformar Socialmente al Egresado(a) con beneficio del Sistema Penal.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (3.450) Mas .(11.550) Total (15.000)

ASIGNACIÓN PRESUPUESTARIA: 130.663.622

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un sistema penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por éste ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Transformar Socialmente al Egresado(a) con beneficio del Sistema Penal.

RESULTADO: Incorporar al Sector Socio-Productivo el 100% de la población egresada con beneficio del Sistema Penal .

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	122.773.078					122.773.078
4.02	Materiales, suministros y mercancías	3.484.285					3.484.285
4.03	Servicios no personales	4.222.499					4.222.499
4.04	Activos reales	183.760					183.760
	TOTAL	**130.663.622**					**130.663.622**

PROYECTO: COD. N.E: 123053 COD. PPTO: 650043000 Garantía de los derechos de las y los adolescentes en conflicto con la Ley Penal, con medida privativa de libertad, en las Entidades de Atención, con el fin de lograr su transformación social.

UNIDAD DE MEDIDA: Persona

CANTIDAD: Fem. (87) Mas. (863) Total (950)

ASIGNACIÓN PRESUPUESTARIA: 226.849.010

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Brindar un Sistema Penitenciario capaz de asegurar la transformación social de las personas incursas en él, dirigido fundamentalmente a garantizar los medios que le permitan adquirir conciencia de clase, así como su conversión en sujetos capaces de participar en la construcción de la sociedad socialista, mediante un conjunto de políticas dirigidas y coordinadas por éste Ministerio, en consonancia con el "Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019".

OBJETIVOS ESPECÍFICOS: Garantizar los derechos de las y los adolescentes en conflicto con la Ley Penal.

RESULTADO: Servicio: Atender la totalidad de la población sancionada para garantizar la prioridad absoluta y el interés superior de las y los adolescentes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	154.597.639					154.597.639
4.02	Materiales, suministros y mercancías	49.504.822					49.504.822
4.03	Servicios no personales	18.514.351					18.514.351
4.04	Activos reales	4.232.198					4.232.198
	TOTAL	**226.849.010**					**226.849.010**

PROYECTO: COD. PPTO: 659999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem. (0) Mas. (0) Total (310.165.941)

ASIGNACIÓN PRESUPUESTARIA: 310.165.941

OBJETIVO HISTÓRICO: No Aplica

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

OBJETIVOS ESPECÍFICOS: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

RESULTADO: Bolívar

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	310.165.941					310.165.941
	TOTAL	**310.165.941**					**310.165.941**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	310.165.941					310.165.941
4.07.01.00.00	Transferencias y donaciones corrientes internas	50.165.941					50.165.941
4.07.01.03.00	Transferencias corrientes internas al sector público	50.165.941					50.165.941
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	50.165.941					50.165.941
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	50.165.941					50.165.941
4.07.03.00.00	Transferencias y donaciones de capital internas	260.000.000					260.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	260.000.000					260.000.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	260.000.000					260.000.000
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	260.000.000					260.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	68.388.044					68.388.044
4.03	Servicios no personales	5.706.786					5.706.786
	TOTAL	**74.094.830**					**74.094.830**

ACCIÓN CENTRALIZADA: Gestión administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	16.394.607					16.394.607
4.03	Servicios no personales	136.988.710					136.988.710
4.04	Activos reales	46.053.990					46.053.990
4.06	Gastos de defensa y seguridad del estado	20.000.000					20.000.000
4.07	Transferencias y donaciones	89.912.248					89.912.248
	TOTAL	**309.349.555**					**309.349.555**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	89.412.251					89.412.251
4.07.01.00.00	Transferencias y donaciones corrientes internas	89.412.251					89.412.251
4.07.01.03.00	Transferencias corrientes internas al sector público	89.412.251					89.412.251
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	89.412.251					89.412.251
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	32.818.657					32.818.657
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	56.593.594					56.593.594

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	992.769					992.769
4.07	Transferencias y donaciones	13.239.960					13.239.960
	TOTAL	**14.232.729**					**14.232.729**

66

Ministerio del Poder Popular para Transporte Acuático y Aéreo

MINISTERIO DEL PODER POPULAR PARA TRANSPORTE ACUÁTICO Y AÉREO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para Transporte Acuático y Aéreo, nace mediante Decreto Presidencial Nº 8.559, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.791, de fecha 02 de Noviembre de 2011, ante la disolución del Ministerio del Poder Popular para Transporte y Comunicaciones, teniendo como atribuciones el diseño, formulación, evaluación y aplicación de políticas, planes, estrategias, programas y proyectos en materia de circulación, tránsito y transporte acuático y aéreo.

Para el Ejercicio Fiscal 2014, el Ministerio se propone construir, ampliar, mejorar, fortalecer, rehabilitar, reparar, acondicionar, administrar, fomentar, afianzar, apuntalar y dotar la infraestructura aeroportuaria y portuaria nacional, todo ello con el objeto de desarrollar, mejorar y mantener el sistema de transporte acuático y aéreo, eficiente y seguro, contribuyendo con el mejoramiento integral de la nación, para lo cual realizará las siguientes acciones:

- Fortalecer el desarrollo de la industria del transporte acuático y aéreo venezolano, mediante el estímulo a la construcción y el mantenimiento de naves y aeronaves, con base en el aprovechamiento óptimo de las potencialidades que ofrecen nuestros recursos.

- Defender la soberanía del Estado sobre los recursos naturales y la preservación del ambiente en el beneficio supremo de nuestro pueblo, la salvación de la especie humana y la preservación de la vida en el planeta mediante el control del tráfico marítimo y aéreo en el territorio, mar territorial, zona contigua y zona económica exclusiva venezolana.

- Agilizar los trámites relacionados con el transporte acuático y aéreo, dándole fluidez, celeridad y pulcritud, a través de la atención directa al ciudadano, masificación de tecnologías y unificación de criterios, erradicando definitivamente los gestores.

- Optimizar el servicio de transporte acuático y aéreo, mediante la dotación de naves y aeronaves, así como la transformación cualitativa y cuantitativa de la infraestructura portuaria y aeroportuaria de la patria, satisfaciendo las necesidades del país de manera eficiente, sustentable y que genere retornabilidad social o económica de los procesos productivos al más alto interés nacional, en concordancia con la nueva geopolítica del Estado venezolano.

- Dar respuesta efectiva y oportuna en la búsqueda y rescate en casos de accidentes acuáticos y aéreos, maximizando el servicio de bomberos marinos y aeronáuticos a nivel nacional así como la disposición de medios para la formación y capacitación del personal responsable, fortaleciendo a los órganos de seguridad pública y ciudadana.

- Fortalecer la integración en asuntos relacionados con el transporte aéreo y marítimo e infraestructuras conexas como parte de la integración regional con los países configurantes del Mercosur, Petrocaribe, Unasur, Celac, AEC/ACS y ALBA, entre otros.

- Estimular el desarrollo del transporte acuático y aéreo y sus actividades conexas, según el ámbito de influencia del Ministerio del Poder Popular para Transporte Acuático y Aéreo en el marco de un horizonte como país potencia en lo social, lo económico y lo político.

- Potenciar el Sector Transporte Acuático y Aéreo, con la participación del ámbito público y privado, para la garantía del flujo de personas y cargas en el Territorio Nacional e Internacional, de manera segura y ecológicamente aceptable, mediante la promoción y apoyo a la investigación, el desarrollo de la infraestructura portuaria y aeroportuaria y la adquisición, construcción y mantenimiento de medios de transporte, equipos y sistemas de tecnología.

Por otro lado, se continúa en la adecuación orgánico - funcional de la estructura Ministerial, así como de sus entes adscritos, orientada al cumplimiento de la misión y alcance de la visión Institucional. Es por ello, que en el marco de la política de Estado, se persigue incrementar y fortalecer los niveles de articulación efectiva con aquellos órganos con atribuciones en materia de expresión físico-territorial y de desarrollo urbano, a fin de formular, adoptar y realizar el seguimiento y evaluación de las políticas públicas y planes nacionales en materia de transporte acuático y aéreo, diseñados para contribuir con la consolidación de la infraestructura estratégica para el desarrollo del país.

Asimismo, se promoverá el desarrollo de procesos de planificación sectorial que permitan la integración del sistema de transporte para articular el territorio nacional, mediante corredores multimodales, destinados a mejorar las condiciones de hábitat de los asentamientos humanos, ya sean pequeños, medianos o de gran escala, así como fortalecer las ciudades intermedias y su actividad económica.

La visión, misión y objetivos estratégicos y específicos del Ministerio se orientan y decantan en los objetivos históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, en busca de la armonía en el crecimiento de centros urbanos, poblaciones rurales y asentamientos agrícolas, al mismo tiempo que se persigue la interrelación para la consolidación de la agroproducción, al desarrollar vías que posibiliten el transporte de productos agrícolas y pecuarios, influyendo así en el mejoramiento de las condiciones de vida y economía del campesinado, con lo cual se gravita hacia el equilibrio económico.

Dentro de las líneas de política nacional a seguir, este despacho ministerial, prevé activar el desarrollo en los sectores de Transporte Acuático y Aéreo, como órganos rectores estratégicos, facultados para planificar, coordinar y recomendar a la Administración Pública Nacional, la formulación de políticas tendentes a favorecer el crecimiento del sistema de transporte, utilizando nuevas tecnologías y planes educativos, que permitan brindar un servicio nacional e internacional seguro y eficiente.

Aunado a ello, la estrategia a aplicar para la formulación de las políticas públicas y planes en materia de transporte acuático y aéreo, se fundamenta en la participación del personal profesional y técnico adscritos al sector, quienes apoyados en las directrices estipuladas en Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, fortalecen el proceso de formulación del Plan Estratégico Institucional del Ministerio del Poder Popular para el Transporte Acuático y Aéreo.

RESUMEN DE PROYECTOS DEL ÓRGANO

(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
122.974	660032000	Modernización y Actualización Tecnológica del Ministerio del Poder Popular para el Transporte Acuático y Aéreo	Equipo			513	8.270.000			8.270.000
122.522	660033000	Prevención e Investigación de Accidentes Acuáticos a Nivel Nacional	Inspección			16	750.752			750.752
121.424	660034000	Automatización de la Planificación de los Recursos Gubernamentales para el Ministerio del Poder Popular para Transporte Acuático y Aéreo.	Sistema			1	3.890.734			3.890.734
121.396	660035000	Automatización del Sistema Estadístico en el Ministerio en su II Fase.	Sistema			1	1.672.800			1.672.800
121.944	660037000	Evaluación y Análisis de Construcción del Sector Aéreo	Estudio			10	40.000.000			40.000.000
122.146	660038000	Evaluación y Análisis de Construcción del Sector Acuático	Estudio			1	2.000.000			2.000.000
	669999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.215.431.062		1.215.431.062		1.215.431.062
						TOTAL	56.584.286	1.215.431.062		1.272.015.348

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
660001000	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras	570.759.547			570.759.547
660002000	Gestión Administrativa	266.639.219			266.639.219
660003000	Previsión y Protección Social	48.516.948			48.516.948
TOTAL		**885.915.714**			**885.915.714**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**247**	**634**	**195**	**1.076**	**80.559.559**	**15.675.630**	**96.235.189**
Alto Nivel y de Dirección	10	12	34	56	3.492.382		3.492.382
Profesional y Técnico	138	527	127	792	53.853.477	13.236.000	67.089.477
Personal Administrativo	66	24	21	111	16.300.545	1.219.582	17.520.127
Personal de Investigación		16	1	17	1.421.055		1.421.055
Obrero	33	55	12	100	5.492.100	1.220.048	6.712.148
Personal Fijo a Tiempo Parcial		**1**		**1**	**7.728**	**4.000**	**11.728**
Personal Médico		1		1	7.728	4.000	11.728
Personal Contratado	**63**	**37**		**100**	**13.546.257**		**13.546.257**
Personal Administrativo	63	37		100	13.546.257		13.546.257
TOTAL	**310**	**672**	**195**	**1.177**	**94.113.544**	**15.679.630**	**109.793.174**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto
	F	M	Total	2014
Pensionados	**20**	**10**	**30**	**7.949.221**
Empleados	20	10	30	7.949.221
Jubilados	**172**	**38**	**210**	**40.567.727**
Empleados	172	38	210	40.567.727
TOTAL	**192**	**48**	**240**	**48.516.948**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	547.480.110			547.480.110
4.02	Materiales, Suministros y Mercancías	66.661.477			66.661.477
4.03	Servicios No Personales	121.103.927			121.103.927
4.04	Activos Reales	70.237.538			70.237.538
4.07	Transferencias y Donaciones	117.016.948	1.215.431.062		1.332.448.010
4.11	Disminución de Pasivos	20.000.000			20.000.000
	TOTAL	**942.500.000**	**1.215.431.062**		**2.157.931.062**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	60.500.000	1.215.431.062		1.275.931.062
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	60.500.000			60.500.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	60.500.000			60.500.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	20.500.000			20.500.000
	- A0658 Instituto Aeropuerto Internacional de Maiquetía (IAIM)	10.000.000			10.000.000
	- A0939 Instituto Nacional de Aeronáutica Civil (INAC)	10.500.000			10.500.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados Con Fines Empresariales No Petroleros	40.000.000			40.000.000
	- A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)	30.000.000			30.000.000
	- A1533 Bolivariana de Aeropuertos (BAER, S.A.)	10.000.000			10.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		1.215.431.062		1.215.431.062
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		1.215.431.062		1.215.431.062
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados Con Fines Empresariales No Petroleros		1.215.431.062		1.215.431.062
	- A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)		1.215.431.062		1.215.431.062

PROYECTO: COD. N.E: 122974 COD. PPTO: 660032000 Modernización y actualización tecnológica del Ministerio del Poder Popular para el Transporte Acuático y Aéreo

UNIDAD DE MEDIDA: Equipo

CANTIDAD: Fem.(0) Mas.(0) Total(513)

ASIGNACIÓN PRESUPUESTARIA: 8.270.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Fortalecer el funcionamiento de los sectores acuático y aeronáutico, a través de la modernización tecnológica y del mejoramiento de la calidad de la prestación del servicio.

OBJETIVOS ESPECÍFICOS: Dotar de equipos comunicacionales, de computación, impresión y reproducción, de tecnología avanzada, para optimizar la prestación del servicio en las dependencias de Ministerio del Poder Popular para Transporte Acuático y Aéreo

RESULTADO: Equipos tecnológicos adquiridos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	2.731.720					2.731.720
4.04	Activos Reales	5.538.280					5.538.280
TOTAL		8.270.000					8.270.000

PROYECTO: COD. N.E: 122522 COD. PPTO: 660033000 Prevención e investigación de accidentes acuáticos a nivel nacional

UNIDAD DE MEDIDA: Inspección

CANTIDAD: Fem.(0) Mas.(0) Total(16)

ASIGNACIÓN PRESUPUESTARIA: 750.752

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Afianzar la política de prevención y seguridad acuática y aeronáutica del Gobierno Nacional, garantizando el alcance y la divulgación de la gestión

OBJETIVOS ESPECÍFICOS: Inspeccionar y capacitar al sector de transporte acuático en Venezuela, así como investigar los accidentes acuáticos ocurridos a nivel nacional en pro de contribuir al desarrollo del país en materia de seguridad marítima.

RESULTADO: Preservación de la fauna y flora marina y cumplimiento de las normas de seguridad del sector acuático

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	750.752					750.752
	TOTAL	**750.752**					**750.752**

PROYECTO:	COD. N.E: 121424 COD. PPTO: 660034000 Automatización de la planificación de los recursos gubernamentales para el Ministerio del Poder Popular para Transporte Acuático y Aéreo.
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	3.890.734
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Posicionar institucionalmente al Ministerio del Poder Popular para Transporte Acuático y Aéreo con la finalidad de cumplir con la planificación de las políticas de los sectores Acuáticos y Aéreos del Gobierno Nacional.
OBJETIVOS ESPECÍFICOS:	Establecer la automatización de la planificación de los recursos gubernamentales para el Ministerio del Poder Popular para Transporte Acuático y Aéreo.
RESULTADO:	Sistema automatizado de la planificación de recursos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	2.065.030					2.065.030
4.04	Activos Reales	1.825.704					1.825.704
	TOTAL	**3.890.734**					**3.890.734**

PROYECTO: COD. N.E: 121396 COD. PPTO: 660035000 Automatización del Sistema Estadístico en el Ministerio en su II fase.

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.672.800

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Posicionar institucionalmente al Ministerio del poder Popular para Transporte Acuático y Aéreo, con la finalidad de cumplir con la dirección, planificación, coordinación y control de las políticas de los sectores Acuático y Aéreo del Gobierno Nacional.

OBJETIVOS ESPECÍFICOS: Implementar un sistema computarizado que permita difundir y analizar estadísticas relacionadas con las actividades y los servicios de transporte acuático y aéreo, para la oportuna toma de decisiones.

RESULTADO: Sistema Integral Estadístico operativo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	1.672.800					1.672.800
	TOTAL	**1.672.800**					**1.672.800**

PROYECTO: COD. N.E: 121944 COD. PPTO: 660037000 Evaluación y análisis de construcción del sector aéreo

UNIDAD DE MEDIDA: Estudio

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 40.000.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dirigir y evaluar los proyectos y actividades del gobierno nacional diseñadas para atender los sectores acuático y aeronáutico

OBJETIVOS ESPECÍFICOS: Elaborar los estudios, planes y proyectos a los fines de mantener en óptimas condiciones la infraestructura aérea

RESULTADO: Proyecto

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	2.962.963					2.962.963
4.04	Activos Reales	37.037.037					37.037.037
	TOTAL	40.000.000					40.000.000

PROYECTO: COD. N.E: 122146 COD. PPTO: 660038000 Evaluación y análisis de construcción del sector acuático

UNIDAD DE MEDIDA: Estudio

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 2.000.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Dirigir y evaluar los proyectos y actividades del gobierno nacional diseñadas para atender los sectores acuático y aeronáutico.

OBJETIVOS ESPECÍFICOS: Elaborar los estudios, planes y proyectos a los fines de mantener en óptimas condiciones la infraestructura acuática

RESULTADO: Plan Maestro disponible

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	148.148					148.148
4.04	Activos Reales	1.851.852					1.851.852
	TOTAL	2.000.000					2.000.000

PROYECTO:	COD. PPTO: 669999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total (1.215.431.062)
ASIGNACIÓN PRESUPUESTARIA:	1.215.431.062
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Establecimiento de un Modelo Productivo Socialista
OBJETIVOS ESPECÍFICOS:	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
RESULTADO:	Recursos transferidos a los entes para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		1.215.431.062				1.215.431.062
	- 001 Adquisición de Aeronaves Nuevas para Vuelos Locales y Regionales (EMBRAER ERJ-190)		1.215.431.062				1.215.431.062
TOTAL			**1.215.431.062**				**1.215.431.062**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		1.215.431.062				1.215.431.062
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		1.215.431.062				1.215.431.062
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		1.215.431.062				1.215.431.062
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales No Petroleros		1.215.431.062				1.215.431.062
	- A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)		1.215.431.062				1.215.431.062

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	547.480.110					547.480.110
4.03	Servicios No Personales	23.279.437					23.279.437
	TOTAL	**570.759.547**					**570.759.547**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	66.661.477					66.661.477
4.03	Servicios No Personales	87.493.077					87.493.077
4.04	Activos Reales	23.984.665					23.984.665
4.07	Transferencias y Donaciones	68.500.000					68.500.000
4.11	Disminución de Pasivos	20.000.000					20.000.000
	TOTAL	**266.639.219**					**266.639.219**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	60.500.000					60.500.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	60.500.000					60.500.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	60.500.000					60.500.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	20.500.000					20.500.000
	– A0658 Instituto Aeropuerto Internacional de Maiquetía (IAIM)	10.000.000					10.000.000
	– A0939 Instituto Nacional de Aeronáutica Civil (INAC)	10.500.000					10.500.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales No Petroleros	40.000.000					40.000.000
	– A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)	30.000.000					30.000.000
	– A1533 Bolivariana de Aeropuertos (BAER, S.A.)	10.000.000					10.000.000

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	48.516.948					48.516.948
	TOTAL	**48.516.948**					**48.516.948**

67

Ministerio del Poder Popular para Transporte Terrestre

MINISTERIO DEL PODER POPULAR PARA TRANSPORTE TERRESTRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ministerio del Poder Popular para Transporte Terrestre, delinea las prioridades, objetivos, estrategias y políticas a desarrollar, en conjunción con los objetivos históricos contenidos en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, enmarcados en los ámbitos de su competencia, destacándose para este año, seguir cumpliendo con los 10 objetivos fundamentales, iniciados en el año 2013:

1) Construcción, mejoras y rehabilitación integral de la trama vial del país.
2) Instalación de un modelo de mantenimiento vial sustentable, en alianza con las comunidades organizadas.
3) Desarrollo de políticas y acciones en materia de seguridad vial.
4) Implementación de planes de movilidad de personas en las principales ciudades.
5) Actualización y ejecución del Plan Nacional de Inversiones en Infraestructura.
6) Ejecución de políticas de homologación en los sistemas de cobro de pasaje y flotas de transporte.
7) Industrialización del sector transporte (fábricas de trenes, autobuses y repuestos).
8) Implementación de un nuevo esquema de pasaje y transporte estudiantil más transparente y eficiente.
9) Desarrollo de un nuevo sistema de gestión de peajes.
10) Gestión de un modelo viable de actualización y mejora de la flota.

Dichos objetivos están contenidos en el artículo 4 del Decreto Nº 8.559, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.791 del 02-11-2012, mediante el cual se creó el Ministerio del Poder Popular para Transporte Terrestre, que establece las siguientes competencias.

- Diseñar, formular y evaluar políticas, estrategias, planes y programas, regidos por principios y valores éticos, destinados a garantizar las actividades del Ejecutivo Nacional en materia de vialidad, transporte terrestre, comunicaciones, así como sus servicios conexos.
- Formular, desarrollar, evaluar y ejecutar las políticas públicas del Estado, especialmente en materia de vialidad, transporte terrestre, comunicaciones, así como sus servicios conexos, en coordinación con los órganos y entes competentes de la Administración Pública Central y Descentralizada, en materia de planificación nacional y territorio, la ordenación del territorio, del ambiente y el comercio.
- Formular, evaluar y ejecutar políticas que permitan evaluar el sistema de Transporte Ferroviario Nacional y medios de transporte similares, en coordinación con los órganos y entes competentes de la Administración Central y Descentralizada, en materia de planificación nacional y territorial, la ordenación del territorio y del ambiente.
- Garantizar la construcción y mantenimiento de los planes y proyectos de infraestructura vial integradas con las de comunicaciones, en coordinación con órganos y entes competentes de la Administración Pública Central y Descentralizada, en materia de planificación nacional y territorial y la ordenación del territorio y del ambiente.
- Diseñar, planificar e instrumentar programas, planes y proyectos de obras de infraestructura vial, de equipamiento del territorio nacional y redes que conecten las distintas regiones y ciudades del país, en coordinación con los órganos y entes competentes en materia de planificación nacional y territorial, ambiente, ordenación del territorio, así como con los Estados y Municipios, cuando corresponda, a fin de asegurar su participación activa en la sociedad protagónica y socialista.

- Promover la construcción, adecuación, mantenimiento y dotación de obras y proyectos viales a nivel nacional, en coordinación con los órganos y entes competentes, las organizaciones sociales, comunidades organizadas y usuarios finales de la infraestructura y servicios de transporte aéreo y acuático cuando corresponda.
- Dictar, formular, supervisar y evaluar políticas en materia de transporte de pasajeros en general.
- Fijar tarifas y fletes sobre los servicios de vialidad, transporte terrestre, comunicaciones, así como sus servicios conexos, de conformidad con la normativa aplicable, en coordinación con el órgano competente en comercio.
- Promover el uso de sistemas de vialidad, transporte terrestre, comunicaciones, así como sus servicios conexos, de conformidad con el órgano competente en comercio.
- Promover el uso de sistemas y tecnologías de información en la prestación de servicios de transporte terrestre en coordinación con los órganos y entes competentes en la material.
- Diseñar, formular, supervisar y controlar las actividades de sus entes adscritos.
- Garantizar la capacitación, formación y retención del talento humano del órgano; en especial el personal base encargado de brindar la atención adecuada en materia de vialidad, transporte terrestre, comunicaciones, así como sus servicios conexos.
- Las demás atribuciones que le confieran las leyes, reglamentos, resoluciones y otros actos normativos.

El cumplimiento de las citadas competencias alineadas con las directrices generales contempladas en el mencionado Plan, se estima ejecutar con una asignación presupuestaria fijada por el Ejecutivo Nacional para el Ejercicio Fiscal 2014 de Bs. 14.513.247.629,00, de los cuales Bs. 6.257.500.000,00 (43,12%) corresponden a ingresos ordinarios y Bs. 8.255.747.629,00 (56,88%) a través de la Ley Especial de Endeudamiento Anual (LEEA).

Los recursos asignados por ingresos ordinarios, se orientarán a cubrir, fundamentalmente el pago de sueldos y salarios, pensiones y jubilaciones y gastos administrativos básicos, sin dejar de considerar las incidencias de los aumentos salariales aprobados por el Presidente de la República en el año 2013, así como para la ejecución de proyectos directamente por el Ministerio.

En lo correspondiente al funcionamiento institucional, se mantendrá la política de racionalización del gasto y optimización de los recursos, en atención al Decreto Nro. 6.649, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 del 25-03-2009, mediante el cual se dictó el Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional, en consideración con las restricciones de las finanzas públicas; garantizando cubrir los compromisos laborales y la continuación de los proyectos de apoyo institucional.

La asignación por Ley Especial de Endeudamiento Anual (LEEA), está dirigida a cubrir la ejecución del segundo cruce del Lago de Maracaibo (Puente Nigale) y proyectos a ser ejecutados por los entes adscritos: C.A. Metro de Caracas, Instituto Ferrocarriles del Estado y Metro Teques C.A., los cuales corresponden a obras importantes y de gran impacto para el bienestar de la sociedad y al logro de los objetivos generales y estratégicos previstos por el Ejecutivo Nacional.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
118380	670024000	Segundo Cruce del Lago de Maracaibo (Puente Nigale)	01-07-08	28-02-17	1.049.479.500	77.868.000		2.825.100.000	3.952.447.500
				TOTAL	**1.049.479.500**	**77.868.000**		**2.825.100.000**	**3.952.447.500**

RESUMEN DE PROYECTOS DEL ÓRGANO

(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
118.380	670024000	Segundo Cruce del Lago de Maracaibo (Puente Nigale)	Puente			1		77.868.000		77.868.000
123.242	670026000	Atención Primaria de Emergencias Viales en el Territorio Nacional.	Emergencia			36	2.500.000			2.500.000
122.490	670027000	Servicio Educativo Integral para los Hijos de los Trabajadores del MTT y sus Entes Adscritos (Sede Central)	Matrícula			240	6.933.152			6.933.152
122.468	670028000	Fortalecimiento y Expansión del Aparato Productivo del Sistema Económico Comunal para la Transición al Socialismo	Programa			21	4.000.000			4.000.000
	679999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			8.177.879.629		8.177.879.629		8.177.879.629
						TOTAL	13.433.152	8.255.747.629		8.269.180.781

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
670001000	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras	1.085.177.936			1.085.177.936
670002000	Gestión Administrativa	4.445.470.317			4.445.470.317
670003000	Previsión y Protección Social	712.918.595			712.918.595
670007000	Protección y Atención Integral a las Familias y Personas en los Refugios en Caso de Emergencias o Desastres	500.000			500.000
	TOTAL	**6.244.066.848**			**6.244.066.848**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**3.350**	**2.568**		**5.918**	**114.167.442**	**77.519.322**	**191.686.764**
Altos Funcionarios y de Elección Popular		1		1	17.844		17.844
Alto Nivel y de Dirección		3		3	356.880		356.880
Directivo	123	112		235	3.889.992		3.889.992
Profesional y Técnico	584	695		1.279	26.605.104	26.481.840	53.086.944
Personal Administrativo	237	591		828	14.802.030	11.390.850	26.192.880
Personal Médico	3	10		13	484.464	168.222	652.686
Obrero	2.403	1.156		3.559	68.011.128	39.478.410	107.489.538
Personal Fijo a Tiempo Parcial	**28**	**22**		**50**	**837.468**	**331.218**	**1.168.686**
Profesional y Técnico	3	6		9	94.836	74.232	169.068
Personal Médico	25	16		41	742.632	256.986	999.618
Personal Contratado	**706**	**467**		**1.173**	**27.931.079**		**27.931.079**
Profesional y Técnico	174	204		378	13.603.200		13.603.200
Personal Administrativo	126	160		286	4.481.913		4.481.913
Personal Médico	8	4		12	483.300		483.300
Obrero	398	99		497	9.362.666		9.362.666
TOTAL	**4.084**	**3.057**		**7.141**	**142.935.989**	**77.850.540**	**220.786.529**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**6.707**	**968**	**7.675**	**237.269.504**
Alto Nivel y de Dirección	13	16	29	1.527.900
Obreros	2.883	352	3.235	148.945.754
Empleados	3.811	600	4.411	86.795.850
Jubilados	**4.410**	**9.606**	**14.016**	**475.649.091**
Alto Nivel y de Dirección	62	125	187	17.821.303
Obreros	1.250	5.176	6.426	219.780.555
Empleados	3.098	4.305	7.403	238.047.233
TOTAL	**11.117**	**10.574**	**21.691**	**712.918.595**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	1.080.862.097			1.080.862.097
4.02	Materiales, Suministros y Mercancías	231.746.405			231.746.405
4.03	Servicios No Personales	343.241.327	26.825.641		370.066.968
4.04	Activos Reales	9.961.259	51.042.359		61.003.618
4.07	Transferencias y Donaciones	4.591.688.912	8.177.879.629		12.769.568.541
	TOTAL	**6.257.500.000**	**8.255.747.629**		**14.513.247.629**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	3.870.770.317	8.177.879.629		12.048.649.946
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	3.870.770.317			3.870.770.317
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	3.870.770.317			3.870.770.317
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	786.331.673			786.331.673
	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	226.094.452			226.094.452
	- A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)	15.987.294			15.987.294
	- A0659 Instituto de Ferrocarriles del Estado (IFE)	544.249.927			544.249.927
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales No Petroleros	3.084.438.644			3.084.438.644
	- A0148 Empresa Socialista Metro de Maracaibo, C.A. (METROMARA)	136.461.413			136.461.413
	- A0212 C.A. Metro de los Teques (METROTEQUES)	87.949.242			87.949.242
	- A0621 C.A. Metro de Caracas (CAMETRO)	2.507.482.426			2.507.482.426
	- A0651 C.A. Metro de Valencia (VALMETRO)	131.259.248			131.259.248
	- A1265 Sistema Integral de Transporte Superficial, S.A.	125.216.568			125.216.568
	- A1283 Empresa para la Infraestructura Ferroviaria Latinoamericana, S.A. (FERROLASA)	3.200.000			3.200.000
	- A1288 Insumos Ferroviarios, C.A.	5.681.325			5.681.325
	- A1518 Sistema de Transporte Masivo de Barquisimeto (TRANSBAR, C.A.)	28.807.171			28.807.171
	- A1538 Trolebús Mérida, C.A. (TROMERCA)	58.381.251			58.381.251
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		8.177.879.629		8.177.879.629
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		8.177.879.629		8.177.879.629
4.07.03.03.02	Transferencias de Capital a entes Descentralizados Sin Fines Empresariales		756.154.594		756.154.594
	- A0659 Instituto de Ferrocarriles del Estado (IFE)		756.154.594		756.154.594

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales No Petroleros		7.421.725.035		7.421.725.035
	- A0212 C.A. Metro de los Teques (METROTEQUES)		3.954.090.000		3.954.090.000
	- A0621 C.A. Metro de Caracas (CAMETRO)		3.467.635.035		3.467.635.035

RELACIÓN DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	2.000.000			2.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	2.000.000			2.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	2.000.000			2.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	2.000.000			2.000.000
	- S2263 Asociación Civil de Acción Social del Ministerio del Poder Popular para Transporte Terrestre	2.000.000			2.000.000

PROYECTO: COD. N.E: 118380 COD. PPTO: 670024000 Segundo Cruce del Lago de Maracaibo (Puente Nigale)

UNIDAD DE MEDIDA: Puente

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 77.868.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mediante la formulación, seguimiento, control, evaluación de las políticas públicas, estrategias, planes nacionales, sectoriales y regulaciones, en consulta con todos los subsectores involucrados, se dotará y consolidará, a mediano plazo, de una excelente red de infraestructura vial de transporte y servicios conexos al territorio nacional, a fin de contribuir a la mayor suma de bienestar y felicidad social de los habitantes de nuestra República Bolivariana de Venezuela.

OBJETIVOS ESPECÍFICOS: Interconectar e integrar la región Nor-Occidental venezolana con el resto del país, para impulsar el crecimiento socio-económico de dicha región a través del transporte masivo de carga y de pasajeros, mediante la construcción de un segundo puente vial sobre el Lago de Maracaibo.

RESULTADO: Puente construido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales		26.825.641				26.825.641
	- 013 Segundo Cruce del Lago de Maracaibo (Puente Nigale)		26.825.641				26.825.641
4.04	Activos Reales		51.042.359				51.042.359
	- 013 Segundo Cruce del Lago de Maracaibo (Puente Nigale)		51.042.359				51.042.359
	TOTAL		**77.868.000**				**77.868.000**

EJECUCIÓN QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILES DE BOLÍVARES)

ORGANISMO : 67 MINISTERIO DEL PODER POPULAR PARA TRANSPORTE TERRESTRE

PROYECTO : COD. N.E: 118380 COD. PPTO: 670024000 Segundo cruce del Lago de Maracaibo (Puente Nigale)

FECHA DE INICIO : 01/07/2008

FECHA DE FINALIZACIÓN : 28/02/2017

COSTO TOTAL : 3.952.448

Acción Específica	Código	Partida	Asignado al 31/12/2013	2014						2015	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Ingeniería Procura y Construcción (IPC)	404	ACTIVOS REALES					37.650				
	TOTAL						37.650				

PROYECTO:	COD. N.E: 123242 COD. PPTO: 670026000 Atención primaria de emergencias viales en el territorio nacional.
UNIDAD DE MEDIDA:	Emergencia
CANTIDAD:	Fem.(0) Mas.(0) Total(36)
ASIGNACIÓN PRESUPUESTARIA:	2.500.000
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Mediante la formulación, seguimiento, control, evaluación de las políticas públicas, estrategias, planes nacionales, sectoriales y regulaciones, en consulta con todos los subsectores involucrados, se dotará y consolidará, a mediano plazo, de una excelente red de infraestructura vial de transporte y servicios conexos al territorio nacional, a fin de contribuir a la mayor suma de bienestar y felicidad social de los habitantes de nuestra República Bolivariana de Venezuela.
OBJETIVOS ESPECÍFICOS:	Atender de manera inmediata las emergencias que se presentan en la red vial, a fin de garantizar la transitabilidad del transporte automotor.
RESULTADO:	Emergencias atendidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	2.230.000					2.230.000
4.03	Servicios No Personales	270.000					270.000
	TOTAL	**2.500.000**					**2.500.000**

PROYECTO: COD. N.E: 122490 COD. PPTO: 670027000 Servicio Educativo Integral para los Hijos de los Trabajadores del MTT y sus entes adscritos (Sede Central)

UNIDAD DE MEDIDA: Matrícula

CANTIDAD: Fem.(0) Mas.(0) Total(240)

ASIGNACIÓN PRESUPUESTARIA: 6.933.152

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mediante la formulación, seguimiento, control, evaluación de las políticas públicas, estrategias, planes nacionales, sectoriales y regulaciones, en consulta con todos los subsectores involucrados, se dotará y consolidará, a mediano plazo, de una excelente red de infraestructura vial de transporte y servicios conexos al territorio nacional, a fin de contribuir a la mayor suma de bienestar y felicidad social de los habitantes de nuestra República Bolivariana de Venezuela.

OBJETIVOS ESPECÍFICOS: Brindar un servicio integral y óptimo el cual se corresponda con las políticas educativas, en función de una educación de calidad a los hijos de los trabajadores en edad preescolar.

RESULTADO: Promovidos al siguiente nivel de educación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	5.465.171					5.465.171
4.03	Servicios No Personales	1.244.981					1.244.981
4.04	Activos Reales	223.000					223.000
	TOTAL	**6.933.152**					**6.933.152**

PROYECTO:	COD. N.E: 122468 COD. PPTO: 670028000 Fortalecimiento y expansión del aparato productivo del sistema económico comunal para la transición al socialismo
UNIDAD DE MEDIDA:	Programa
CANTIDAD:	Fem.(0) Mas.(0) Total(21)
ASIGNACIÓN PRESUPUESTARIA:	4.000.000
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Mediante la formulación, seguimiento, control, evaluación de las políticas públicas, estrategias, planes nacionales, sectoriales y regulaciones, en consulta con todos los subsectores involucrados, se dotará y consolidará, a mediano plazo, de una excelente red de infraestructura vial de transporte y servicios conexos al territorio nacional, a fin de contribuir a la mayor suma de bienestar y felicidad social de los habitantes de nuestra República Bolivariana de Venezuela.
OBJETIVOS ESPECÍFICOS:	Formar y capacitar a las comunidades para la transformación del sistema económico en transición al socialismo, basado en el desarrollo de la fuerza productiva para la creación de nuevas formas de propiedad incluyente y democrática, dirigidas a la prestación de bienes y servicios requeridos por el Ministerio del Poder Popular para Transporte Terrestre de acuerdo a su competencia
RESULTADO:	Desarrollo del sistema económico comunal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	1.621.429					1.621.429
4.03	Servicios No Personales	1.478.571					1.478.571
4.04	Activos Reales	900.000					900.000
	TOTAL	**4.000.000**					**4.000.000**

PROYECTO: COD. PPTO: 679999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(8.177.879.629)

ASIGNACIÓN PRESUPUESTARIA: 8.177.879.629

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Aportes y transferencias para financiar los proyectos de los Entes Descentralizados

OBJETIVOS ESPECÍFICOS: Apoyar presupuestariamente a los proyectos asignados a los Entes Descentralizados por el Ejecutivo Nacional

RESULTADO: Bolívar

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		8.177.879.629				8.177.879.629
	- 001 Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa		337.870.661				337.870.661
	- 002 Sistema Ferroviario Central "Ezequiel Zamora", Tramo Puerto Cabello- la Encrucijada		418.283.933				418.283.933
	- 003 Rehabilitación de la Línea 1 del Metro de Caracas		1.877.765.548				1.877.765.548
	- 004 Línea 5 Tramo Miranda II-Warairarepano (Obras Civiles)		57.293.687				57.293.687
	- 005 Línea 5. Tramo Plaza Venezuela - Miranda II		1.260.000.000				1.260.000.000
	- 006 Línea 5 Patio y Talleres (Obras Civiles)		252.000.000				252.000.000

RESUMEN DE CRÉDITOS PRESUPUESTÀRIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- 007 Extensión de la Rinconada - Zoológico de la Línea 3		20.575.800				20.575.800
	- 008 Línea 2, El Tambor- San Antonio de los Altos Sistema Metro Los Teques (Equipamiento)		1.890.000.000				1.890.000.000
	- 009 Línea 2. El Tambor- San Antonio de los Altos (Obras Civiles)		1.197.015.000				1.197.015.000
	- 010 Línea 3. San Antonio de los Altos - La Rinconada		117.075.000				117.075.000
	- 011 Construcción de la Estación Ayacucho y Patio y Talleres (Equipamiento)		450.000.000				450.000.000
	- 012 Construcción de la Estación Ayacucho y Patios y Talleres		300.000.000				300.000.000
TOTAL			8.177.879.629				8.177.879.629

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		8.177.879.629				8.177.879.629
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		8.177.879.629				8.177.879.629
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		8.177.879.629				8.177.879.629
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados Sin Fines Empresariales		756.154.594				756.154.594
	- A0659 Instituto de Ferrocarriles del Estado (IFE)		756.154.594				756.154.594
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales No Petroleros		7.421.725.035				7.421.725.035
	- A0212 C.A. Metro de los Teques (METROTEQUES)		3.954.090.000				3.954.090.000
	- A0621 C.A. Metro de Caracas (CAMETRO)		3.467.635.035				3.467.635.035

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.080.862.097					1.080.862.097
4.03	Servicios No Personales	4.315.839					4.315.839
	TOTAL	**1.085.177.936**					**1.085.177.936**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	221.983.376					221.983.376
4.03	Servicios No Personales	335.878.365					335.878.365
4.04	Activos Reales	8.838.259					8.838.259
4.07	Transferencias y Donaciones	3.878.770.317					3.878.770.317
	TOTAL	**4.445.470.317**					**4.445.470.317**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	3.870.770.317					3.870.770.317
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	3.870.770.317					3.870.770.317
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	3.870.770.317					3.870.770.317
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	786.331.673					786.331.673
	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	226.094.452					226.094.452
	- A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)	15.987.294					15.987.294
	- A0659 Instituto de Ferrocarriles del Estado (IFE)	544.249.927					544.249.927
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales No Petroleros	3.084.438.644					3.084.438.644
	- A0148 Empresa Socialista Metro de Maracaibo, C.A. (METROMARA)	136.461.413					136.461.413
	- A0212 C.A. Metro de los Teques (METROTEQUES)	87.949.242					87.949.242
	- A0621 C.A. Metro de Caracas (CAMETRO)	2.507.482.426					2.507.482.426
	- A0651 C.A. Metro de Valencia (VALMETRO)	131.259.248					131.259.248
	- A1265 Sistema Integral de Transporte Superficial, S.A.	125.216.568					125.216.568

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1283 Empresa para la Infraestructura Ferroviaria Latinoamericana, S.A. (FERROLASA)	3.200.000					3.200.000
	- A1288 Insumos Ferroviarios, C.A.	5.681.325					5.681.325
	- A1518 Sistema de Transporte Masivo de Barquisimeto (TRANSBAR, C.A.)	28.807.171					28.807.171
	- A1538 Trolebús Mérida, C.A. (TROMERCA)	58.381.251					58.381.251

RELACIÓN DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.000.000					2.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	2.000.000					2.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	2.000.000					2.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	2.000.000					2.000.000
	- S2263 Asociación Civil de Acción Social del Ministerio del Poder Popular para Transporte Terrestre	2.000.000					2.000.000

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	712.918.595					712.918.595
	TOTAL	**712.918.595**					**712.918.595**

ACCIÓN CENTRALIZADA: Protección y Atención Integral a las Familias y Personas en los Refugios en Caso de Emergencias o Desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	446.429					446.429
4.03	Servicios No Personales	53.571					53.571
	TOTAL	500.000					500.000

68

Ministerio del Poder Popular para Industrias

MINISTERIO DEL PODER POPULAR PARA INDUSTRIAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el Ejercicio Económico 2014, el Ministerio del Poder Popular para Industrias (MPPI), en cumplimiento de su relevante misión de: "Ejercer la rectoría del Ejecutivo Nacional, en el desarrollo de las industrias básicas, intermedias y ligeras del país, mediante la inclusión social en el proceso productivo, promoviendo la transferencia tecnológica y la innovación de tecnología nacional, para la instalación, reactivación, reconversión y reimpulso de las industrias nacionales, hacia la satisfacción de las necesidades nacionales y locales de la población, sustituyendo las importaciones, en el marco de los valores y principios socialistas, que conlleven al fortalecimiento de la economía productiva", ha enfocado sus lineamientos de política, objetivos, estrategias y proyectos formulados en el marco de los postulados en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, con el compromiso de lograr la mayor eficacia política y eficiencia en la gestión revolucionaria para la construcción y consolidación del nuevo modelo productivo socialista, basado en la transformación del modelo de economía rentista e importadora, por una economía productiva y diversificada, potenciando la capacidad interna de producción de bienes y servicios.

El enfoque se centra fundamentalmente en el reimpulso y transformación de las industrias básicas, el desarrollo de las industrias ligeras, pequeñas y medianas, con ubicación estratégica a lo largo y ancho del territorio nacional, así como cualquier otra forma asociativa de carácter mixta o privada de producción de bienes de capital e intermedios, para avanzar en la construcción del nuevo modelo de Estado dirigido a impulsar la economía productiva y el desarrollo social del país, el reimpulso del aparato productivo, consolidando nuevos esquemas y canales de distribución y comercialización de los productos, en ponderación de la satisfacción de las necesidades sociales.

Las orientaciones estratégicas buscan:

- Desarrollar y Organizar las Relaciones Productivas del Sector Industrial
- Avanzar en la construcción del nuevo modelo productivo socialista bolivariano
- Desarrollar el Sistema de Comercialización, Distribución y Logística de bienes intermedios para el sector industrial nacional
- Desarrollar y promover las Redes Productivas en el sector industrial
- Promover la Coordinación de las unidades productivas del sector industrial
- Promover y desarrollar los parques industriales
- Fortalecer el seguimiento y regulación para el desarrollo del sector industrial
- Promover mecanismos de incentivos para el sector público industrial

En cumplimiento de la política de Estado que procura la racionalización del gasto público, la política presupuestaria del Ministerio del Poder Popular para Industrias para el ejercicio económico 2014, enfatiza en la racionalización en el uso y aplicación de los recursos públicos asignados. Para el 2014, se asignó al Ministerio del Poder Popular para Industrias y sus entes adscritos una cuota presupuestaria a través del Ejecutivo Nacional, de Bs. 1.420.600.000 y Bs. 3.737.089.596 asignados a través de la Ley Especial de Endeudamiento Anual (LEEA), para la ejecución del proyecto: "Diseño, Construcción y Operación de un Complejo Siderúrgico", el cual está siendo desarrollado por la Empresa de Producción Social Siderúrgica Nacional, C.A.

Para el ejercicio fiscal presupuestario, se desarrollarán catorce (14) proyectos, con los cuales se busca a nivel institucional consolidar la plataforma de este Órgano, implementar el Sistema Simón Bolívar en las empresas y fábricas adscritas al Ministerio del Poder Popular para Industrias, para regular los procesos y la gestión administrativa de las mismas.

- Se impulsará el fortalecimiento técnico integral de las capacidades institucionales para el seguimiento nacional de la logística para el desarrollo industrial, en materia de distribución, transporte y flujos de insumos para la industria.
- Consolidar y equipar con mecanismos tecnológicos la gestión del sistema integral de control de carga y flota.
- Se creará un Sistema Integral de Gestión de Información de los Factores Tecnológicos de la Producción, considerando las áreas Industrial-Ambiental-Científico y Tecnológica, a través de herramientas de simulación, que permita generar políticas y estrategias para construir un modelo productivo de enfoque socialista.
- Constituir cuarenta y cuatro (44) Redes Productivas en los Parques Industriales ubicados en veintidós (22) entidades federales del Territorio Nacional, sobre la premisa del encadenamiento territorial y productivo, con base en la tematización y la responsabilidad ecológica.
- Plantea como objetivo fortalecer el desarrollo y seguimiento de la gestión de las industrias básicas, mediante la sistematización de la información y datos relacionados con la operatividad comercial, laboral, administrativa y proyectos de estas industrias, a los fines de tener de forma oportuna el seguimiento de la gestión que permitirá la elaboración de estrategias y los planes tácticos para la toma de decisiones.
- Impulsar la formación integral para los trabajadores y las trabajadoras de las unidades productivas socialistas, así como la asistencia técnica y acompañamiento, con el propósito de fortalecer la calidad, productividad y escalamiento de las mismas, en articulación con comunidades organizadas a través de la estrategia del Punto y Círculo. De igual manera, se desplegarán importantes acciones orientadas al fortalecimiento de la nueva dinámica productiva socialista en las unidades socio productivas adscritas al Ministerio del Poder Popular para Industrias, con el fin de mejorar su eficiencia y hacerlas sustentables, generando rentabilidad social, económica y saldo organizativo, ideológico y conceptual socialista, para garantizar la participación directa de los trabajadores, trabajadoras y comunidades organizadas en el desarrollo del nuevo modelo económico socialista local.

El nuevo proyecto revestido de gran envergadura, es la creación y fortalecimiento de las taquillas únicas para la producción, con la finalidad de agilizar las gestiones legales efectuadas por las unidades socio productivas para el cumplimiento a la Ley de Simplificación de Trámites Administrativos.

Es importante destacar, que el Despacho continuará brindando apoyo y soporte financiero a sus entes adscritos, con la finalidad de alcanzar el desarrollo sustentable del complejo industrial del país, destacando entre ellos: la Corporación Venezolana de Guayana (CVG), el Registro Nacional Único de Operadores de Sustancias Químicas Controladas, el Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi), el Fondo Venezolano de Reconversión Industrial y Tecnología (Fondoin), la Empresa Promotora de Empresas Socialistas, Proesca, C.A., la Empresa de Propiedad Social Maderas del Orinoco, C.A (Maderas del Orinoco, C.A.), Industria Venezolana Endógena de Válvulas, S.A. (Inveval), la Corporación de Industrias Intermedias de Venezuela, S.A. (Corpivensa) y la Corporación Socialista del Cemento, S.A.

CORPORACIÓN VENEZOLANA DE GUAYANA (CVG)

La Corporación Venezolana de Guayana (CVG), adscrita al Ministerio del Poder Popular para Industrias, creada mediante Decreto N° 430, de fecha 29 de diciembre de 1960, está orientada a cumplir con su rol planificador y promotor de un modelo de desarrollo integral, humanista y sustentable en coordinación con otras instituciones, a los fines de impulsar el nuevo modelo socio-productivo del país.

Con esta visión y en el marco de los lineamientos dictados por el Ejecutivo Nacional, la CVG, se ha convertido en la agencia de desarrollo regional, cuya responsabilidad se fundamenta en la promoción de inversiones; la planificación concertada del desarrollo y la coordinación interinstitucional de los agentes del territorio, este último, como elemento clave y necesario para la atracción de inversiones que le den coherencia a los esfuerzos que desde la región, acometen los distintos agentes territoriales, garantizando de esta manera, gobernabilidad mediante instrumentos de gestión compartida y facilitando los procesos para la realización de proyectos y programas que dinamicen el desarrollo de la Región Guayana.

El proceso de formulación del Plan - Presupuesto realizado por la CVG se enmarcó en acciones dentro de la cual destacan:

Análisis del Plan de la Patria, como elemento fundamental de orientación para los órganos de la Administración Pública Nacional para la formulación de sus planes para el ejercicio económico 2014, obteniendo el documento titulado "CVG y su Vinculación con el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 el cual constituye un instrumento de transición o de propuestas viables para las transformaciones revolucionarias hacia el socialismo que la Corporación Venezolana de Guayana debe adoptar.

Reorientación de las Líneas Estratégicas de la Corporación Venezolana de Guayana, con base al Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y en consideración a la situación actual de la Institución, se definieron los lineamientos estratégicos de la Corporación, incluyéndose el asociado al Rol de Tutela y el Desarrollo Comunal así como al fortalecimiento de los ya existentes, buscando reforzar la asociación de las acciones de la Organización con la construcción del Socialismo Bolivariano exigido por el Ejecutivo Nacional.

En este sentido, las líneas para la ejecución del presupuesto de gastos de la CVG se orientan a:

- Continuar con los proyectos que estén en ejecución
- Fortalecer las actividades de promoción, coordinación y asistencias técnicas
- Garantizar la operatividad de los acueductos de los estados Amazonas y Delta Amacuro y Sur de Anzoátegui (Soledad)
- Planes de Desarrollo Integral y sustentable en la Zona de Desarrollo de Guayana, que permitan la generación de recursos para el sostenimiento de la Corporación
- Proyectos que contribuyen con el desarrollo social de los pueblos de la región
- Proyectos que contribuyen con el logro de la soberanía alimentaria de los pueblos

La Corporación Venezolana de Guayana (CVG), dirigirá la ejecución de su presupuesto; basado en:

- Continuar con los Proyectos en ejecución provenientes del año 2013
- Producción de agua potable y saneamiento de aguas servidas en los estados Amazonas, Delta Amacuro y sur de Anzoátegui (Soledad)
- Construcción de viviendas en la Zona de Desarrollo de Guayana (Z.D.G.)
- Construcción, ampliación, reparaciones y mejoras de Edificaciones Públicas en la Zona de Desarrollo de Guayana
- Rehabilitación del sistema de protección de inundaciones del Delta del Orinoco

- Elaboración y ejecución de un programa de Desarrollo Socio productivo para las comunidades de los espacios funcionales de la Zona de Desarrollo de Guayana
- Diseño y Construcción de una Planta para el Manejo integral de los Desechos Industriales almacenados y generados por CVG, sus empresas tuteladas y otras empresas
- Desarrollo de la piscicultura en la Zona de Desarrollo de Guayana
- Desarrollo forestal en áreas de influencia de la Zona de Desarrollo de Guayana
- Prospección, evaluación y supervisión de proyectos mineros bajo la administración de CVG
- Elaboración de estudios de factibilidad para la instalación y arranque de cinco plantas procesadoras de alimentos balanceados para animales
- Fortalecimiento del centro de Producción e investigación agrícola "Hato Gil"
- Diseño y ejecución de un programa de formación familiar en valores humanos a las comunidades ubicadas en el Estado Bolívar

Se garantizan los recursos necesarios para los gastos de funcionamiento de las unidades que apoyan la gestión de la CVG en el logro de las metas establecidas en cada proyecto, las transferencias de los recursos de las empresas, para la adquisición de materia prima, así como el cumplimiento de los compromisos y obligaciones de la institución con sus trabajadores, proveedores y contratistas.

La Corporación prevé garantizar el programa de inversiones de la institución con base a políticas socio-productivas, considerando las adquisiciones necesarias para el mantenimiento y operatividad de acueductos, cloacas y drenajes en los estados Amazonas, Delta Amacuro, Sur de Anzoátegui (Soledad) y obras de infraestructura en la Zona de Desarrollo Guayana. Se consideran además recursos para la culminación de la construcción de urbanismos y viviendas, contribuyendo así con la Gran Misión Vivienda Venezuela.

En este sentido, para el año 2014 a la Corporación Venezolana de Guayana (CVG), se le asignan recursos a través del Ministerio del Poder Popular para Industrias por Bs. 452.523.524, recursos orientados al financiamiento de sus gastos de funcionamiento, así como a la ejecución de sus proyectos.

REGISTRO NACIONAL ÚNICO DE OPERADORES DE SUSTANCIAS QUÍMICAS CONTROLADAS

Es un servicio desconcentrado, autónomo encargado del control administrativo de la producción, fabricación, preparación, transformación, almacenamiento, comercialización, corretaje, exportación, importación, transporte y desecho, así como cualquier otro tipo de transacciones en las que se encuentren involucradas las sustancias químicas controladas. Este control está dirigido a las personas naturales y jurídicas que se encuentren involucradas en cualquiera de las actividades antes mencionadas. Todo ello enmarcado en la Ley Orgánica de Drogas, Gaceta Oficial de la República Bolivariana de Venezuela N° 39.510 de fecha 15/09/2010.

Para el ejercicio fiscal 2014, el ente contará con una fuente de financiamiento proveniente del Despacho para Industrias por la cantidad de Bs. 4.577.806 donde Bs. 998.573 se destinarán a financiar sus gastos corrientes que le permitirán garantizar su operatividad y Bs. 3.579.233 a la ejecución de sus proyectos.

INSTITUTO NACIONAL DE DESARROLLO PARA LA PEQUEÑA Y MEDIANA INDUSTRIA (Inapymi)

El Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (Inapymi) fue creado por Ley Habilitante, mediante Decreto 1.547 del 09/11/2001 con fuerza de Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.552 Extraordinaria, de fecha 12 de Noviembre de 2001.

En el marco del proceso para el fortalecimiento de la democracia socio económica y percibiendo la Pequeña y Mediana Industria (PYMI) como uno de los sectores de mayor impacto en la generación de empleos y de inversiones y, sobre todo garante de la diversificación de las actividades productivas del país, el 12 de Noviembre de 2001, el Presidente de República Bolivariana de Venezuela, Hugo Rafael Chávez Frías, a través del Decreto Nº 1.547, creó el Instituto Nacional de Desarrollo de la Pequeña Industria (Inapymi)

De acuerdo a la Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria, en su artículo 31, el Instituto tiene como objetivo ejecutar las políticas de fomento, recuperación, promoción y desarrollo que en materia de la pequeña y mediana industria dicte el Ejecutivo Nacional, a través del Ministerio de adscripción, por lo que en este sentido, para el año 2014 ejecutará dos (2) grandes proyectos, a saber:

- Fortalecimiento de las Pequeñas y Medianas Industrias y Unidades de Propiedad Social para el Desarrollo de la Soberanía Económica dentro del Nuevo Modelo Productivo Socialista a través del cual se dará financiamiento oportuno mediante la aprobación de 200 créditos nuevos, se prestará asistencia técnica integral y se desarrollaran centros de distribución y comercialización para las pequeñas y medianas industrias y unidades de propiedad social para garantizar el éxito en la conformación de las cadenas productivas. La inversión requerida para el desarrollo de este proyecto asciende a la cantidad de Bs. 316.478.461.
- Rehabilitación y mantenimiento de la plataforma industrial del Instituto para el desarrollo de actividades enmarcadas dentro de la economía socio-productiva, proyecto que se orienta, por una parte, a rehabilitar y fortalecer la plataforma industrial para la consolidación de las pequeñas y medianas industrias y unidades de propiedad social a fin de generar una infraestructura adecuada que permita la instalación de nuevas tecnologías y maximicen la producción de los bienes; y por otra, diseñar y desarrollar manuales para el aprendizaje y la transformación continua de conocimiento especializado. Este proyecto estima una inversión total de Bs. 37.725.009.

Para el ejercicio fiscal 2014, el Instituto percibirá una transferencia del Ejecutivo Nacional a través del Ministerio del Poder Popular para Industrias de Bs. 152.354.585, de los cuales Bs. 55.248.722 se destinarán a financiar sus gastos corrientes y Bs. 97.105.863 se destinarán a la ejecución de sus proyectos.

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLOGÍA (Fondoin)

Es una fundación encargada de promover y garantizar la aplicación de los convenios internacionales firmados por el Estado venezolano relativos al control de las sustancias agotadoras de la capa de ozono (Convenio de Viena y Protocolo de Montreal y sus Enmiendas).

El Fondo de Reconversión Industrial fue creado en octubre de 1992, y es la primera y única institución de carácter técnico en Venezuela, especializada en el tema del uso, consumo, producción y manejo de sustancias que agotan la capa de ozono.

Para llevar adelante su misión, Fondoin trabaja en coordinación con los Ministerios para Industrias, Ambiente, Relaciones Exteriores y con diversos gremios industriales, además de contar con el apoyo de organismos de Cooperación Internacional tales como la Organización de Naciones Unidas para el Desarrollo Industrial (Onudi), el Programa de las Naciones Unidas para el Desarrollo (PNUD), el Banco Mundial y el Programa de las Naciones Unidas para el Medio Ambiente (Pnuma).

Fondoin está adscrito al Ministerio del Poder Popular para Industrias, recibe aportes del Fondo Multilateral para la aplicación del Protocolo de Montreal creado para cooperar con los países en desarrollo en el cumplimiento de sus compromisos internacionales para preservar la capa de ozono y eliminar el uso de las sustancias que la destruyen.

A partir de un Plan de Ampliación de Capacidades Institucionales, el Fondo ha venido ejecutando desde el año 2003 un conjunto de proyectos asignados por el Ejecutivo Nacional para el desarrollo de la estrategia de Consolidación de un Nuevo Modelo Productivo, para lo cual concentra esfuerzos en las áreas de asistencia técnica integral, reconversión tecnológica y producción más limpia, los cuales complementan políticas públicas de desarrollo de la pequeña y mediana industria a nivel nacional.

En aras de garantizar la misión del Fondo durante el ejercicio fiscal 2014, el ente contará con un aporte del Ejecutivo Nacional por intermedio del Ministerio del Poder Popular para Industrias de Bs. 3.500.000, para cubrir sus gastos de funcionamiento.

PROMOTORA DE EMPRESAS SOCIALISTAS, PROESCA, C.A

La empresa Proesca, es una filial de Petroquímica de Venezuela, S.A. (Pequiven), creada en el año 2008, para impulsar, apoyar y desarrollar empresas socialistas para la transformación industrial de polímeros, fertilizantes y químicos, que incluyen proyectos comunitarios sostenibles en armonía con el ambiente y su entorno.

Proesca busca fortalecer el modelo socialista venezolano a través del desarrollo aguas abajo, para lo cual promueve la creación de nuevas fábricas de pañales, toallas sanitarias, sacos para cemento, cestas plásticas y envases para alimentos líquidos y sólidos para satisfacer parte de la demanda de la población.

Para el año 2014, la empresa contará con un aporte del Ejecutivo Nacional de Bs. 26.205.122, que se destinarán al financiamiento de sus gastos corrientes.

EMPRESA DE PROPIEDAD SOCIAL MADERAS DEL ORINOCO, C.A (MADERAS DEL ORINOCO, C.A.)

Fue constituida en 1988 para promover el desarrollo de la industria forestal y de la madera en el oriente del país. Maneja una superficie plantada de pino caribe de más de 400 mil hectáreas, concentradas en un lote boscoso ubicado al sur de los estados Anzoátegui y Monagas, hoy en día, es el bosque creado más grande del mundo.

Su misión es desarrollar plantaciones forestales de manera sustentable y competitiva, comercializar sus productos y promover su industrialización contando con el capital humano calificado para responder a las demandas del país, la empresa se orienta hacia la calidad mundial, mejorando el nivel de vida de las comunidades aledañas y lograr la satisfacción de sus empleados, clientes, accionistas y proveedores.

A partir del año 2001, produce semillas de pino genéticamente mejoradas y adaptadas a nuestras condiciones de suelo y clima, que además de satisfacer la demanda interna, generará excedentes para la comercialización. Impulsa proyectos que utilicen pino caribe como materia prima, entre los que se cuentan la construcción de viviendas con componentes de madera.

A la empresa se le han asignado a través de transferencias corrientes del Ejecutivo Nacional, recursos por Bs. 106.812.493, destinados a garantizar sus gastos de funcionamiento y operatividad durante el año 2014.

INDUSTRIA VENEZOLANA ENDÓGENA DE VÁLVULAS, S.A. (Inveval)

Industria Venezolana Endógena de Válvulas, S.A. (Inveval); antigua Constructora Nacional de Válvulas (CVN) creada en 1970; es una empresa recuperada por el Estado venezolano y está encargada de la producción y comercialización de válvulas industriales.

En este sentido y en pro de garantizar el normal desempeño de sus funciones, para el año 2014 el Despacho para Industrias otorgará una transferencia corriente por el orden de Bs. 3.500.000.

CORPORACIÓN DE INDUSTRIAS INTERMEDIAS DE VENEZUELA, S.A. (Corpivensa)

Corporación adscrita al Ministerio del Poder Popular para Industrias, contribuye con la soberanía industrial y productiva del país bajo un concepto de economía socialista en el cual el desarrollo de las actividades industriales del Estado, funcionan para satisfacer las necesidades del pueblo y, a su vez, busca la independencia tecnológica que posicione las capacidades de los venezolanos y las venezolanas.

Bajo esta premisa, el nuevo aparato productivo al servicio de los venezolanos, promueve la construcción de fábricas socialistas en todo el territorio nacional, para dinamizar las cadenas productivas.

Actualmente, Corpivensa cuenta con fábricas instaladas, producto de la integración con naciones hermanas dispuestas a cooperar en materia económica, industrial y apropiación del conocimiento, esto último bajo los acuerdos de transferencia tecnológica establecidos en los diferentes convenios internacionales que garantizan a Venezuela una soberanía e independencia tecnológica.

En la actualidad, Corpivensa maneja convenios para ejecución de proyectos en materia económica e industrial con países como: Argentina, Brasil, China, Irán y Belarús, donde la transferencia tecnológica juega un papel fundamental.

A la Corporación de Industrias Intermedias de Venezuela, S.A. (Corpivensa), se le han asignado a través de transferencias tanto corrientes como de capital Bs. 186.740.067 y Bs. 42.356.599 respectivamente, provenientes del Ejecutivo Nacional a través del Despacho para Industrias.

CORPORACIÓN SOCIALISTA DEL CEMENTO, S.A.

Se autoriza su creación mediante Decreto N° 6.824 de fecha 21/07/2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.229 de fecha 28/07/2009. La Corporación tiene como objetivo principal la actividad industrial a través de la producción, venta y comercialización de cemento y sus derivados, así como la explotación de canteras y yacimientos de materiales destinados a la construcción.

Los recursos con los cuales la Corporación financiará en parte sus gastos operativos durante el ejercicio fiscal 2014, provienen de transferencias corrientes del Ejecutivo Nacional, asignadas a través del Ministerio del Poder Popular para Industrias por Bs. 8.795.881.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
			Unidad de Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
123.272	680031000	Creación y fortalecimiento de taquillas únicas de trámites para la producción de las unidades socio productivas	instalación			7	7.660.451			7.660.451
123.257	680032000	Formación y asistencia técnica a los trabajadores de las Unidades Socio productivas adscritas y trabajadores y trabajadoras del MPPI	asistencia técnica			333	3.500.000			3.500.000
123.275	680033000	Plan Nacional de recuperación de residuos sólidos reciclables para la obtención de materia prima secundaria para el sector industrial	actividad			200	3.500.000			3.500.000
123.096	680034000	Constitución de redes productivas en los parques industriales ubicados en el territorio Nacional	red			44	1.238.854			1.238.854
123.107	680035000	Implementación del Sistema de Gestión Simón Bolívar en las empresas adscritas al Ministerio para Industrias	instalación			30	6.207.557			6.207.557
123.202	680036000	Fortalecer el desarrollo y seguimiento de la gestión de las industrias básicas	Plataforma tecnológica			1	975.173			975.173
123.116	680037000	Elaborar propuestas de políticas que estimulen el encadenamiento productivo desde las industrias básicas y permitan el acceso oportuno del sector transformador nacional a las materias primas y productos que en ellas se producen	informe			2	1.384.749			1.384.749
123.221	680038000	Adecuación y acondicionamiento del edificio central sede del Ministerio del Poder Popular para Industrias	sede			1	9.200.224			9.200.224
123.140	680039000	Sistema de Gestión de Información de los Factores Tecnológicos de la Producción considerando las áreas; Industrial- Ambiental- Científico y Tecnológico de los Entes adscritos al MPPI	sistema			1	1.156.796			1.156.796
123.106	680040000	Sistema de registro, gestión y seguimiento	sistema			1	1.076.623			1.076.623
123.134	680041000	Sistema Integral de Control de Carga y Flota (SICFLOTA) (Fase II)	sistema			1	1.000.000			1.000.000
123.097	680042000	Fortalecimiento técnico integral para el seguimiento nacional de la logística industrial	lineamiento			1	1.000.000			1.000.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
123.169	680043000	Impulso de la nueva dinámica productiva socialista en las unidades socio productivas del sector industrial, adscritas al Ministerio	unidad			20	1.258.176			1.258.176
123.249	680044000	Impulso de la participación de los trabajadores, trabajadoras y comunidad organizada en el desarrollo del proceso productivo socialista local	trabajador(a)	600	600	1.200	1.000.001			1.000.001
	689999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			3.920.427.318	183.337.722	3.737.089.596		3.920.427.318
						TOTAL	223.496.326	3.737.089.596		3.960.585.922

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
680001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	351.900.000			351.900.000
680002000	Gestión administrativa	844.646.904			844.646.904
680003000	Previsión y protección social	556.770			556.770
	TOTAL	1.197.103.674			1.197.103.674

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**103**	**120**	**813**	**1.036**	**38.504.006**	**213.066**	**38.717.072**
Altos Funcionarios y de Elección Popular		1		1	34.054		34.054
Alto Nivel y de Dirección	21	33	61	115	3.910.745		3.910.745
Profesional y Técnico	63	42	643	748	28.691.844	186.180	28.878.024
Personal Administrativo	15	4	109	128	4.358.429	8.490	4.366.919
Obrero	4	40		44	1.508.934	18.396	1.527.330
Personal Contratado	**102**	**98**		**200**	**11.248.634**		**11.248.634**
Profesional y Técnico	102	98		200	11.248.634		11.248.634
TOTAL	**205**	**218**	**813**	**1.236**	**49.752.640**	**213.066**	**49.965.706**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**4**	**3**	**7**	**270.276**
Empleados	4	3	7	270.276
TOTAL	**4**	**3**	**7**	**270.276**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	347.346.399			347.346.399
4.02	Materiales, suministros y mercancías	20.019.187			20.019.187
4.03	Servicios no personales	49.869.156			49.869.156
4.04	Activos reales	13.808.884			13.808.884
4.07	Transferencias y donaciones	989.056.374	3.737.089.596		4.726.145.970
4.11	Disminución de pasivos	500.000			500.000
	TOTAL	1.420.600.000	3.737.089.596		5.157.689.596

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	987.366.077	3.737.089.596		4.724.455.673
4.07.01.00.00	Transferencias y donaciones corrientes internas	804.028.355			804.028.355
4.07.01.03.00	Transferencias corrientes internas al sector público	804.028.355			804.028.355
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	471.974.792			471.974.792
	- A0024 Corporación Venezolana de Guayana (CVG)	412.227.497			412.227.497
	- A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas	998.573			998.573
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	55.248.722			55.248.722
	- A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	3.500.000			3.500.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	332.053.563			332.053.563
	- A0237 Promotora de Empresas Socialistas, Proesca C.A.	26.205.122			26.205.122
	- A0289 Empresa de Propiedad Social Maderas del Orinoco, C.A. (Maderas del Orinoco, C.A.)	106.812.493			106.812.493
	- A1219 Industria Venezolana Endógena de Válvulas, S.A. (INVEVAL, S.A.)	3.500.000			3.500.000
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (CORPIVENSA)	186.740.067			186.740.067
	- A1542 Corporación Socialista del Cemento, S.A.	8.795.881			8.795.881
4.07.03.00.00	Transferencias y donaciones de capital internas	183.337.722	3.737.089.596		3.920.427.318
4.07.03.03.00	Transferencias de capital internas al sector público	183.337.722	3.737.089.596		3.920.427.318
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	140.981.123			140.981.123
	- A0024 Corporación Venezolana de Guayana (CVG)	40.296.027			40.296.027
	- A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas	3.579.233			3.579.233
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	97.105.863			97.105.863
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	42.356.599	3.737.089.596		3.779.446.195
	- A1232 Empresa de Producción Social Siderúrgica Nacional, C.A.		3.737.089.596		3.737.089.596
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (CORPIVENSA)	42.356.599			42.356.599

PROYECTO:	COD. N.E: 123272 COD. PPTO: 680031000 Creación y fortalecimiento de taquillas únicas de trámites para la producción de las unidades socio productivas
UNIDAD DE MEDIDA:	instalación
CANTIDAD:	Fem.(0) Mas.(0) Total(7)
ASIGNACIÓN PRESUPUESTARIA:	7.660.451
OBJETIVO HISTÓRICO:	Preservar la vida en el planeta y salvar a la especie humana
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Implementar y dar soporte a la nueva dinámica productiva en el sector industrial
OBJETIVOS ESPECÍFICOS:	Crear y fortalecer las taquillas únicas para la producción, con la finalidad de agilizar las gestiones legales efectuadas por las unidades socio productivas y dar cumplimiento a la ley especial de trámites administrativos
RESULTADO:	Simplificación de trámites, procesos y tiempos de respuesta por parte de los organismos públicos del Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.179.550					2.179.550
4.03	Servicios no personales	3.606.071					3.606.071
4.04	Activos reales	1.874.830					1.874.830
	TOTAL	**7.660.451**					**7.660.451**

PROYECTO: COD. N.E: 123257 COD. PPTO: 680032000 Formación y asistencia técnica a los trabajadores de las Unidades Socio productivas adscritas y trabajadores y trabajadoras del Ministerio del Poder Popular para Industrias

UNIDAD DE MEDIDA: asistencia técnica

CANTIDAD: Fem.(0) Mas.(0) Total(333)

ASIGNACIÓN PRESUPUESTARIA: 3.500.000

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Gestionar y prestar asistencia técnica y el acompañamiento a las empresas que integran el tejido industrial del Ministerio para Industrias

OBJETIVOS ESPECÍFICOS: Impulsar la formación integral para los trabajadores y las trabajadoras de las unidades productivas del Ministerio de Industrias, así como brindar asistencia técnica y acompañamiento, con el propósito de fortalecer la calidad, productividad y escalamiento en las mismas, en articulación con comunidades organizadas a través del Punto y Círculo

RESULTADO: Trabajadores y trabajadoras de las fábricas y del Ministerio del Poder Popular para Industrias asistidas técnicamente y formadas integralmente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	130.840					130.840
4.03	Servicios no personales	3.349.560					3.349.560
4.04	Activos reales	19.600					19.600
	TOTAL	3.500.000					3.500.000

PROYECTO: COD. N.E: 123275 COD. PPTO: 680033000 Plan Nacional de recuperación de residuos sólidos reciclables para la obtención de materia prima secundaria para el sector industrial

UNIDAD DE MEDIDA: actividad

CANTIDAD: Fem.(0) Mas.(0) Total(200)

ASIGNACIÓN PRESUPUESTARIA: 3.500.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Implementar y dar soporte a la nueva dinámica productiva en el sector industrial

OBJETIVOS ESPECÍFICOS: Promover el Plan Nacional de Recolección de Residuos sólidos, para fomentar la educación ambiental y jornadas solidarias de recolección en fábricas, escuelas y comunidades organizadas

RESULTADO: Acompañamiento a través de procesos organizados de los diferentes actores en el manejo y disposición de residuos sólidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.686.640					1.686.640
4.03	Servicios no personales	1.813.360					1.813.360
	TOTAL	3.500.000					3.500.000

PROYECTO: COD. N.E: 123096 COD. PPTO: 680034000 Constitución de redes productivas en los parques industriales ubicados en el territorio Nacional

UNIDAD DE MEDIDA: red

CANTIDAD: Fem.(0) Mas.(0) Total(44)

ASIGNACIÓN PRESUPUESTARIA: 1.238.854

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Construir redes productivas en 22 Estados del territorio nacional

OBJETIVOS ESPECÍFICOS: Construir 44 redes productivas en ámbitos industriales de 22 Estados a nivel nacional sobre la premisa del encadenamiento territorial y productivo, con base en la tematización y la responsabilidad ecológica

RESULTADO: Redes productivas constituidas en los 22 Estados involucrados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	169.682					169.682
4.03	Servicios no personales	1.069.172					1.069.172
	TOTAL	**1.238.854**					**1.238.854**

PROYECTO:	COD. N.E: 123107 COD. PPTO: 680035000 Implementación del Sistema de Gestión Simón Bolívar en las empresas adscritas al Ministerio para Industrias
UNIDAD DE MEDIDA:	instalación
CANTIDAD:	Fem.(0) Mas.(0) Total(30)
ASIGNACIÓN PRESUPUESTARIA:	6.207.557
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer el seguimiento y regulación para el desarrollo del sector industrial
OBJETIVOS ESPECÍFICOS:	Implementar el Sistema Simón Bolívar en las empresas y fábricas adscritas al Ministerio para Industrias para regular los procesos y gestión administrativa de cada uno
RESULTADO:	30 empresas y fábricas operativas adscritas al Ministerio del Poder Popular para Industrias con el sistema administrativo instalado y en funcionamiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	22.500					22.500
4.03	Servicios no personales	5.973.205					5.973.205
4.04	Activos reales	211.852					211.852
	TOTAL	**6.207.557**					**6.207.557**

PROYECTO: COD. N.E: 123202 COD. PPTO: 680036000 Fortalecer el desarrollo y seguimiento de la gestión de las industrias básicas

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 975.173

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Realizar el seguimiento de las industrias básicas empleando un sistema de indicadores de gestión y producción industrial

OBJETIVOS ESPECÍFICOS: Sistematizar la información de datos relacionados a la operatividad comercial, laboral, administrativa y proyectos de las industrias básicas, a los fines de tener de forma oportuna el seguimiento de la gestión que permitirá la elaboración de estrategias, planes tácticos para la toma de decisiones de las autoridades

RESULTADO: Sistema de información estadística de las industrias básicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	324.540					324.540
4.03	Servicios no personales	510.633					510.633
4.04	Activos reales	140.000					140.000
	TOTAL	**975.173**					**975.173**

PROYECTO: COD. N.E: 123116 COD. PPTO: 680037000 Elaborar propuestas de políticas que estimulen el encadenamiento productivo desde las industrias básicas y permitan el acceso oportuno del sector transformador nacional a las materias primas y productos que en ellas se producen

UNIDAD DE MEDIDA: informe

CANTIDAD: Fem.(0) Mas.(0) Total(2)

ASIGNACIÓN PRESUPUESTARIA: 1.384.749

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar y promover las redes productivas en el sector industrial

OBJETIVOS ESPECÍFICOS: Impulsar encadenamientos productivos sustentables y generadores de productos prioritarios en el Sector Industrial Nacional

RESULTADO: Incremento de la producción de Aluminio y Acero al 80% y en madera al 50% de su capacidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	404.428					404.428
4.03	Servicios no personales	680.299					680.299
4.04	Activos reales	300.022					300.022
	TOTAL	1.384.749					1.384.749

PROYECTO: COD. N.E: 123221 COD. PPTO: 680038000 Adecuación y acondicionamiento del edificio central sede del Ministerio del Poder Popular para Industrias

UNIDAD DE MEDIDA: sede

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 9.200.224

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Promover la coordinación de las unidades productivas del sector industrial

OBJETIVOS ESPECÍFICOS: Adecuar y acondicionar el edificio sede central del Ministerio del Poder Popular para Industrias con el propósito de que sea utilizado como oficinas de trabajo siguiendo la normativa del Comité de Salud e Higiene Laboral de acuerdo a lo establecido por los entes reguladores

RESULTADO: Áreas acondicionadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.331.789					2.331.789
4.03	Servicios no personales	2.867.347					2.867.347
4.04	Activos reales	4.001.088					4.001.088
	TOTAL	9.200.224					9.200.224

PROYECTO:	COD. N.E: 123140 COD. PPTO: 680039000 Sistema de Gestión de Información de los Factores Tecnológicos de la Producción considerando las áreas; Industrial- Ambiental- Científico y Tecnológico de los Entes adscritos al Ministerio del Poder Popular para Industrias
UNIDAD DE MEDIDA:	sistema
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	1.156.796
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fortalecer la Gestión de la Información Tecnológica para el Desarrollo del Sector productivo de los Entes Adscritos al Ministerio del Poder Popular para Industrias
OBJETIVOS ESPECÍFICOS:	Crear un sistema integral de gestión de información tecnológica a través de herramientas de simulación a fin de generar políticas y estrategias que permitan construir un modelo productivo socialista.
RESULTADO:	Sistema de Gestión de la Información de los Factores Tecnológicos de la Producción

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	298.929					298.929
4.03	Servicios no personales	755.009					755.009
4.04	Activos reales	102.858					102.858
	TOTAL	**1.156.796**					**1.156.796**

PROYECTO: COD. N.E: 123106 COD. PPTO: 680040000 Sistema de registro, gestión y seguimiento

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.076.623

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Articular con los órganos competentes la simplificación de la realización de trámites y permisería requeridas para la adquisición de bienes y servicios orientados al óptimo desenvolvimiento de la actividad industrial

OBJETIVOS ESPECÍFICOS: Este proyecto consiste en la implementación de procesos medulares de la Dirección General de Gestión de Insumos para la Industria Nacional a un sistema basado en tecnología web. software libre, estándares abiertos, dinámico y altamente configurable, para apoyar y automatizar los procesos de la dirección, relativos al registro, gestión y seguimiento de las solicitudes que realizan los entes adscritos a este Ministerio para el apoyo y gestión de los trámites de importaciones de insumos y bienes de capital, para la Industria Nacional

RESULTADO: Un sistema automatizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	55.000					55.000
4.03	Servicios no personales	1.021.623					1.021.623
	TOTAL	1.076.623					1.076.623

PROYECTO: COD. N.E: 123134 COD. PPTO: 680041000 Sistema Integral de Control de Carga y Flota (SICFLOTA) (Fase II)

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Implementar el sistema integral de control de carga y flota, de conformidad con los intereses contemplados en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 para la optimización de los insumos y el fortalecimiento del sector industrial y la justa distribución de sus productos en todo el territorio nacional

OBJETIVOS ESPECÍFICOS: Consolidar y equipar con mecanismos tecnológicos la gestión del sistema integral de control de carga y flota

RESULTADO: Sistema Integral de Control de Carga y Flota

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	296.000					296.000
4.04	Activos reales	704.000					704.000
	TOTAL	**1.000.000**					**1.000.000**

PROYECTO:	COD. N.E: 123097 COD. PPTO: 680042000 Fortalecimiento técnico integral para el seguimiento nacional de la logística industrial
UNIDAD DE MEDIDA:	lineamiento
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	1.000.000
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Consolidar el sistema de logística industrial nacional, de conformidad con los lineamientos contemplados en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, para el fortalecimiento de los sectores industriales y la justa distribución de los productos en el territorio nacional
OBJETIVOS ESPECÍFICOS:	Implementar mecanismos técnicos que permitan medir el estamento logístico industrial, en materia de distribución, transporte y flujos de insumos industriales para la formulación de políticas orientadas a la sostenibilidad del encadenamiento productivo industrial nacional
RESULTADO:	Implementar lineamientos de articulación, seguimiento y control de la logística industrial nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	128.486					128.486
4.03	Servicios no personales	430.464					430.464
4.04	Activos reales	441.050					441.050
	TOTAL	**1.000.000**					**1.000.000**

PROYECTO:	COD. N.E: 123169 COD. PPTO: 680043000 Impulso de la nueva dinámica productiva socialista en las unidades socio productivas del sector industrial, adscritas al Ministerio
UNIDAD DE MEDIDA:	unidad
CANTIDAD:	Fem.(0) Mas.(0) Total(20)
ASIGNACIÓN PRESUPUESTARIA:	1.258.176
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Propiciar nuevos modelos de gestión en función de un nuevo Modelo Productivo Socialista
OBJETIVOS ESPECÍFICOS:	Fortalecer la nueva dinámica productiva socialista en las unidades socio productivas adscritas al Ministerio para mejorar su eficiencia y hacerlas sustentables generando rentabilidad social y económica
RESULTADO:	Fortalecimiento de las Unidades Socio productivas adscritas al Ministerio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	126.148					126.148
4.03	Servicios no personales	1.076.528					1.076.528
4.04	Activos reales	55.500					55.500
	TOTAL	**1.258.176**					**1.258.176**

PROYECTO:	COD. N.E: 123249 COD. PPTO: 680044000 Impulso de la participación de los trabajadores, trabajadoras y comunidad organizada en el desarrollo del proceso productivo socialista local
UNIDAD DE MEDIDA:	trabajador(a)
CANTIDAD:	Fem.(600) Mas.(600) Total(1.200)
ASIGNACIÓN PRESUPUESTARIA:	1.000.001
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Establecer los mecanismos, instrumentos, espacios, instancias y demás aspectos que impulsen el proceso de transformación de una economía capitalista importadora, hacia un nuevo modelo productivo de carácter socialista, bajo las premisas, pautas y parámetros transicionales plasmados en la Constitución de la República Bolivariana de Venezuela y el Plan Nacional
OBJETIVOS ESPECÍFICOS:	Impulsar y garantizar la participación directa de los trabajadores, trabajadoras y comunidades organizadas en el desarrollo del nuevo modelo económico socialista local
RESULTADO:	Participación e incorporación directa del 100% de los Trabajadores, Trabajadoras y las Comunidades Organizadas en las Unidades productivas Socialistas impulsadas en el marco del desarrollo de un nuevo modelo de gestión y desarrollo productivo socialista local, regional y nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.000.001					1.000.001
	TOTAL	**1.000.001**					**1.000.001**

PROYECTO:	COD. PPTO: 689999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(3.920.427.318)
ASIGNACIÓN PRESUPUESTARIA:	3.920.427.318
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Gestionar en forma oportuna y efectiva el financiamiento requerido para la ejecución de los proyectos incluidos en el Plan Operativo Anual de los entes y empresas adscritas al Ministerio, propuestos para el ejercicio económico 2014
OBJETIVOS ESPECÍFICOS:	Garantizar la transferencia oportuna y efectiva de los recursos ordinarios asignados para la consecución efectiva de las metas planteadas a través de sus proyectos, para el ejercicio económico 2014
RESULTADO:	3.920.427.318

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	183.337.722	3.737.089.596				3.920.427.318
	A1232 Empresa de Producción Social Siderúrgica Nacional, C.A.						
	- 001 Diseño, Construcción y Operación de un Complejo Siderúrgico		3.737.089.596				3.737.089.596
	Resto de Fuentes de Financiamiento	183.337.722					183.337.722
	TOTAL	**183.337.722**	**3.737.089.596**				**3.920.427.318**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	183.337.722	3.737.089.596				3.920.427.318
4.07.03.00.00	Transferencias y donaciones de capital internas	183.337.722	3.737.089.596				3.920.427.318
4.07.03.03.00	Transferencias de capital internas al sector público	183.337.722	3.737.089.596				3.920.427.318
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	140.981.123					140.981.123
	- A0024 Corporación Venezolana de Guayana (CVG)	40.296.027					40.296.027
	- A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas	3.579.233					3.579.233
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	97.105.863					97.105.863
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	42.356.599	3.737.089.596				3.779.446.195
	- A1232 Empresa de Producción Social Siderúrgica Nacional, C.A.		3.737.089.596				3.737.089.596
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (CORPIVENSA)	42.356.599					42.356.599

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	347.346.399					347.346.399
4.03	Servicios no personales	4.553.601					4.553.601
	TOTAL	351.900.000					351.900.000

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	12.160.655					12.160.655
4.03	Servicios no personales	20.866.283					20.866.283
4.04	Activos reales	5.958.084					5.958.084
4.07	Transferencias y donaciones	805.161.882					805.161.882
4.11	Disminución de pasivos	500.000					500.000
	TOTAL	844.646.904					844.646.904

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	804.028.355					804.028.355
4.07.01.00.00	Transferencias y donaciones corrientes internas	804.028.355					804.028.355
4.07.01.03.00	Transferencias corrientes internas al sector público	804.028.355					804.028.355
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	471.974.792					471.974.792
	- A0024 Corporación Venezolana de Guayana (CVG)	412.227.497					412.227.497
	- A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas	998.573					998.573
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	55.248.722					55.248.722
	- A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	3.500.000					3.500.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	332.053.563					332.053.563
	- A0237 Promotora de Empresas Socialistas, Proesca C.A.	26.205.122					26.205.122
	- A0289 Empresa de Propiedad Social Maderas del Orinoco, C.A. (Maderas del Orinoco, C.A.)	106.812.493					106.812.493
	- A1219 Industria Venezolana Endógena de Válvulas, S.A. (INVEVAL, S.A.)	3.500.000					3.500.000
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (CORPIVENSA)	186.740.067					186.740.067
	- A1542 Corporación Socialista del Cemento, S.A.	8.795.881					8.795.881

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	556.770					556.770
TOTAL		**556.770**					**556.770**

69

Defensa Pública

DEFENSA PÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Atendiendo a lo establecido en la Constitución de la República Bolivariana de Venezuela, se crea en el año 2000 la Defensa Pública, Órgano que forma parte del Sistema de Justicia, siendo su función garantizar el derecho a la defensa de todo ciudadano de manera gratuita, facilitando el acceso a la administración de justicia de forma expedita y sin ningún tipo de discriminación, dentro del marco de las leyes, tratados y convenios internacionales.

En el año 2006 la Asamblea Nacional sancionó la Ley de Defensa Pública, la cual atribuye naturaleza de Órgano Constitucional del Sistema de Justicia, con plena autonomía funcional, financiera y administrativa, única e indivisible, bajo la dirección y responsabilidad del Defensor Público General, siendo a partir del presente ejercicio económico financiero, que se concreta la separación presupuestaria del Tribunal Supremo de Justicia, al presentar un presupuesto con estructura propia en la que se contempla tres (3) acciones centralizadas y dos (2) proyectos, que recogen los siguientes lineamientos estratégicos:

- Aumentar la capacidad de atención a la población, creando nuevas defensorías al servicio del Poder Popular.
- Implementar programas de capacitación y de compensación salarial, que redunden en el bienestar del personal y en el debido reconocimiento del talento humano.
- Administrar de manera eficiente los recursos materiales, bienes y servicios para el adecuado funcionamiento del servicio que presta la Defensa Pública al Poder Popular.
- Adecuar los espacios físicos necesarios con el fin de dignificar las condiciones y seguridad en cada una de las sedes y extensiones que conforman la Defensa Pública.
- Difundir la imagen y servicios que presta la Defensa Pública, bajo el nuevo enfoque comunicacional de atención integral y oportuna en las comunidades con trabajo de calle y eventos de impacto social.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
121.374	690020000	Fortalecimiento Institucional de la Defensa Pública	Infraestructura			3	28.031.309			28.031.309
121.414	690021000	Prestación del Servicio Gratuito para la Garantía del Derecho a la Defensa	Unidad de Defensa			70	428.831.903			428.831.903
						TOTAL	**456.863.212**			**456.863.212**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
690001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	263.716.631			263.716.631
690002000	Gestión administrativa	52.145.937			52.145.937
690003000	Previsión y protección social	99.015.376			99.015.376
	TOTAL	**414.877.944**			**414.877.944**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.768**	**1.520**	**0**	**3.288**	**280.646.322**		**280.646.322**
Altos Funcionarios y de Elección Popular		1		1	79.356		79.356
Directivo	5	6		11	3.924.360		3.924.360
Profesional y Técnico	846	866		1712	152.191.642		152.191.642
Personal Administrativo	819	483		1302	115.502.589		115.502.589
Obrero	98	164		262	8.948.375		8.948.375
Personal Contratado	**22**	**39**		**61**	**3.552.151**		**3.552.151**
Personal Administrativo	22	39		61	3.552.151		3.552.151
TOTAL	**1.790**	**1.559**	**0**	**3.349**	**284.198.473**		**284.198.473**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**30**	**37**	**67**	**5.666.365**
Obreros	3	19	22	793.292
Empleados	27	18	45	4.873.073
Jubilados	**171**	**251**	**422**	**93.349.011**
Obreros	22	33	55	13.068.862
Empleados	149	218	367	80.280.149
TOTAL	**201**	**288**	**489**	**99.015.376**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	630.586.244			630.586.244
4.02	Materiales, suministros y mercancías	33.018.042			33.018.042
4.03	Servicios no personales	53.249.919			53.249.919
4.04	Activos reales	55.871.575			55.871.575
4.07	Transferencias y donaciones	99.015.376			99.015.376
	TOTAL	**871.741.156**			**871.741.156**

PROYECTO:	COD. N.E: 121374 COD. PPTO: 690020000 Fortalecimiento Institucional de la Defensa Pública
UNIDAD DE MEDIDA:	Infraestructura
CANTIDAD:	Fem.(0) Mas.(0) Total(3)
ASIGNACIÓN PRESUPUESTARIA:	28.031.309
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Materializar la construcción del nuevo modelo de gestión que potencie la capacidad y calidad de la prestación del servicio en la garantía del derecho a la defensa
OBJETIVOS ESPECÍFICOS:	Incrementar la eficiencia de los procesos administrativos de la Defensa Pública que contribuya a garantizar un servicio de calidad a los usuarios que acuden a la institución
RESULTADO:	Espacios de la Sede central de la Defensa Pública rehabilitados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.896.366					4.896.366
4.03	Servicios no personales	8.105.347					8.105.347
4.04	Activos reales	15.029.596					15.029.596
	TOTAL	**28.031.309**					**28.031.309**

PROYECTO:	COD. N.E: 121414 COD. PPTO: 690021000 Prestación del servicio gratuito para la garantía del derecho a la defensa
UNIDAD DE MEDIDA:	Unidad de Defensa
CANTIDAD:	Fem.(0) Mas.(0) Total(70)
ASIGNACIÓN PRESUPUESTARIA:	428.831.903
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo, y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Incorporar de forma progresiva las nuevas competencias establecidas en la Ley Orgánica de la Defensa Pública, así como el fortalecimiento del servicio en las competencias existentes
OBJETIVOS ESPECÍFICOS:	Fortalecer el servicio de defensa en las competencias establecidas en la Ley Orgánica de la Defensa Pública y demás competencias que por necesidad legislativa sean creadas
RESULTADO:	Defensorías públicas fortalecidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	368.244.641					368.244.641
4.02	Materiales, suministros y mercancías	11.957.670					11.957.670
4.03	Servicios no personales	19.567.241					19.567.241
4.04	Activos reales	29.062.351					29.062.351
	TOTAL	**428.831.903**					**428.831.903**

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	262.341.603					262.341.603
4.03	Servicios no personales	1.375.028					1.375.028
	TOTAL	263.716.631					263.716.631

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	16.164.006					16.164.006
4.03	Servicios no personales	24.202.303					24.202.303
4.04	Activos reales	11.779.628					11.779.628
	TOTAL	52.145.937					52.145.937

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	99.015.376					99.015.376
	TOTAL	**99.015.376**					**99.015.376**

70

Ministerio del Poder Popular de Finanzas

MINISTERIO DEL PODER POPULAR DE FINANZAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La política presupuestaria que llevará a cabo el Ministerio del Poder Popular de Finanzas para el Ejercicio Fiscal 2014, se fundamenta en la Constitución de la República Bolivariana de Venezuela, aprobada el 15 de diciembre de 1999, con el firme propósito de impulsar el proceso de transformación de las estructuras políticas y sociales, orientado a la refundación de la patria nueva.

Esta política, cónsona con el interés nacional, tiene como objetivos fundamentales: racionalizar el gasto, mantener la inversión social, elevar la eficiencia del Estado, estabilizar los precios y cambiar el carácter rentista de nuestra economía, con la finalidad de seguir consolidando la política social incluyente, en el marco del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

En este sentido, el Ministerio del Poder Popular de Finanzas, ha establecido los siguientes cursos de acción:

- Desvincular progresivamente la formulación presupuestaria de la estimación de los precios petroleros, a fin de perfeccionar los mecanismos distributivos de la renta y destinar los ingresos generados por este concepto, al financiamiento del desarrollo social y económico del país.
- Racionalizar el uso de los recursos financieros públicos, con el objeto de continuar con los principios de prudencia, eficiencia y calidad en la gestión presupuestaria.
- Mejorar el flujo de recursos y dirigir la inversión directamente a los proyectos estratégicos y de gran envergadura, necesarios para el desarrollo del aparato productivo del país, con la diversificación de las fuentes de financiamiento.
- Diversificar las relaciones económicas, fortalecer la estructura financiera interna y manejar los recursos fiscales de la Nación con autonomía, que permitan facilitar las inversiones estratégicas.
- Implementar una estrategia de endeudamiento, orientada a disminuir el riesgo cambiario y minimizar la proporción del endeudamiento externo dentro del portafolio de deuda total, asumiendo niveles de costos razonables y acordes a los exigidos por los inversionistas en títulos valores del Estado.
- Continuar con el proceso sistemático de emisión y colocación de deuda, a fin de garantizar los recursos necesarios para cumplir con la cancelación oportuna de las obligaciones contratadas por la República y el financiamiento de proyectos que coadyuven al fortalecimiento de la inversión social y productiva, en particular al desarrollo e incentivo de la producción nacional.
- Mantener la evaluación continua del proceso de ejecución de los recursos a nivel del Ejecutivo Nacional, con la finalidad de reducir progresivamente el fenómeno de la burocratización y el gasto innecesario.
- Cumplir cabalmente con la correcta asignación de los recursos a los gobiernos regionales y locales que permita honrar las obligaciones legales establecidas con los estados y municipios.
- Mantener como brújula la inversión social y la democracia participativa y protagónica, para obtener una mayor inclusión del poder popular, en el proceso de la formulación del presupuesto con el ejercicio de la contraloría social.
- Consolidar la estrategia de Estado para continuar materializando los logros sociales, que han beneficiado en los últimos años a la gran mayoría de la población venezolana.

Por otra parte, para materializar el cumplimiento de las competencias asignadas a este Órgano Ministerial, las cuales se impulsarán mediante los recursos asignados al presupuesto de este Ministerio, de sus órganos desconcentrados y entes adscritos, para el venidero ejercicio económico financiero se han determinado los siguientes objetivos específicos:

- Formar y capacitar profesionales e investigadores con valores éticos en el área de ciencias fiscales, a través de una educación de calidad que coadyuven a una efectiva administración del tesoro de la Nación.
- Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de los recursos públicos: financieros, humanos y físicos, que faciliten la generación de información para toma de decisiones en la gerencia gubernamental y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción.
- Actualizar y mantener los aplicativos de los sistemas de control de las finanzas públicas y su integración con otros sistemas de la Administración Pública, con la finalidad de mejorar la gestión y concretar un sistema integral único y uniforme.
- Reordenar el sistema aduanero a la concepción del Estado, para promover y proteger el Modelo de Desarrollo Socialista.
- Reordenar el sistema tributario a la concepción Socialista del Estado Venezolano, para garantizar estructuras que distribuyan la carga en función del esfuerzo humano productivo.

Los proyectos de este Ministerio, están enmarcados en los siguientes objetivos históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019:

- Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional.
- Continuar construyendo el Socialismo Bolivariano del Siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
N.E	Ppto.								
123.332	700020000	Actualizar y mantener el aplicativo informático del sistema Sigecof fase 1-versión 3.0 y su integración con otros sistemas de la Administración Pública	01-01-14	31-12-16		18.262.044	26.686.843	30.221.152	75.170.039
123.326	700023000	Diseñar la versión 3.20 del Sistema Sigefirrhh y su integración con otros sistemas de la Administración Pública	01-01-14	31-12-15		13.832.891	18.865.836		32.698.727
123.331	700024000	Actualizar y desarrollar el sistema SIGA versión 1.0 y su integración con otros sistemas de la Administración Pública	01-01-14	31-12-16		6.703.215	8.409.717	9.417.717	24.530.649
				TOTAL		38.798.150	53.962.396	39.638.869	132.399.415

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
123.332	700020000	Actualizar y mantener el aplicativo informático del sistema Sigecof fase 1-versión 3.0 y su integración con otros sistemas de la Administración Pública	Sistema			1	18.262.044			18.262.044
123.323	700021000	Capacitación y fortalecimiento de los servidores públicos de la Administración Pública Nacional (APN), en materia de Administración Financiera	Curso			1	5.054.348			5.054.348
123.324	700022000	Diseñar e implantar una plataforma de comunidad virtual de la Administración Financiera del Estado	Sistema			1	3.995.725			3.995.725
123.326	700023000	Diseñar la versión 3.20 del sistema Sigefirrhh y su integración con otros sistemas de la Administración Pública	Sistema			1	13.832.891			13.832.891
123.331	700024000	Actualizar y desarrollar el sistema SIGA versión 1.0 y su integración con otros sistemas de la Administración Pública	Sistema			1	6.703.215			6.703.215
123.322	700025000	Promoción de la nueva arquitectura financiera regional	Informe			8	1.007.539			1.007.539
123.327	700026000	Diseñar e implantar un sistema integrado de estadísticas de las Finanzas Públicas	Sistema			1	612.937			612.937
122.990	700027000	Formación, capacitación y adiestramiento en el área de las ciencias fiscales y la Administración Pública	Participante			900	110.553.247			110.553.247
123.059	700028000	Plan estratégico ENAHP-IUT 2014-2019	Informe			100	24.010.000			24.010.000
123.130	700029000	Programa institucional de investigación de la ENAHP-IUT	Informe			12	11.129.252			11.129.252
123.268	700030000	Diseño arquitectónico para la nueva sede de la ENAHP-IUT	Edificación			1	5.428.615			5.428.615
123.286	700031000	Oferta académica de estudios, a nivel de pregrado en la ENAHP-IUT	Pensum			1	5.564.626			5.564.626
123.290	700032000	Ampliación de la oferta académica del postgrado de la ENAHP-IUT	Participante			1.800	5.548.260			5.548.260
123.231	700034000	Automatización de los procesos internos de la Oficina Nacional del Tesoro Fase I	Digitalización			2	1.493.016			1.493.016
123.072	700035000	Asesoramiento técnico, legal, contable y administrativo en la constitución y funcionamiento de cajas de ahorro y asociaciones de ahorro similares a nivel nacional	Entidad			930	4.248.732			4.248.732

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
123.528	700037000	Fortalecimiento de la plataforma tecnológica del Ministerio del Poder Popular de Finanzas	Solución			4	103.779.000			103.779.000
	709999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			438.237.351	438.237.351			438.237.351
						TOTAL	759.460.798			759.460.798

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2014
700001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.266.337.780			1.266.337.780
700002000	Gestión administrativa	3.539.040.889			3.539.040.889
700003000	Previsión y protección social	810.160.533			810.160.533
700004000	Asignaciones predeterminadas	95.000.000			95.000.000
700005000	Dirección y coordinación del servicio de la deuda pública nacional	76.439.000.000	45.068.069.692		121.507.069.692
700006000	Gastos Centralizados	411.000.000			411.000.000
	TOTAL	82.560.539.202	45.068.069.692		127.628.608.894

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.244**	**1.102**	**462**	**2.808**	**116.177.844**	**17.477.790**	**133.655.634**
Altos Funcionarios y de Elección Popular		1		1	85.000		85.000
Alto Nivel y de Dirección	3	4		7	415.576		415.576
Directivo	72	62	40	174	7.198.686	5.637	7.204.323
Profesional y Técnico	266	163	236	665	16.865.024	6.999.630	23.864.654
Administrativo	718	585	163	1.466	73.827.912	2.535.610	76.363.522
Obrero	185	287	23	495	17.785.646	7.936.913	25.722.559
Personal Fijo a Tiempo Parcial	**431**	**417**		**848**	**48.733.414**		**48.733.414**
Profesional y Técnico	18	15		33	1.134.935		1.134.935
Administrativo	52	48		100	4.335.950		4.335.950
Docente	344	329		673	41.644.381		41.644.381
De Investigación	17	25		42	1.618.148		1.618.148
Personal Contratado	**483**	**456**		**939**	**48.352.985**		**48.352.985**
Profesional y Técnico	399	362		761	38.643.292		38.643.292
Administrativo	84	94		178	9.709.693		9.709.693
TOTAL	**2.158**	**1.975**	**462**	**4.595**	**213.264.243**	**17.477.790**	**230.742.033**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1.654**	**135**	**1.789**	**261.012.217**
Obrero	1.597	22	1.619	131.993.284
Empleado	57	113	170	129.018.933
Jubilados	**1.759**	**2.548**	**4.307**	**549.148.316**
Obrero	859	1.571	2.430	339.928.879
Empleado	900	977	1.877	209.219.437
TOTAL	**3.413**	**2.683**	**6.096**	**810.160.533**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.348.087.650			1.348.087.650
4.02	Materiales, suministros y mercancías	131.649.947			131.649.947
4.03	Servicios no personales	349.626.704			349.626.704
4.04	Activos reales	119.372.323			119.372.323
4.05	Activos financieros	413.337.000			413.337.000
4.07	Transferencias y donaciones	4.427.496.376			4.427.496.376
4.08	Otros gastos	8.450.000			8.450.000
4.10	Servicio de la deuda pública	76.439.000.000	45.068.069.692		121.507.069.692
4.11	Disminución de pasivos	82.980.000			82.980.000
	TOTAL	**83.320.000.000**	**45.068.069.692**		**128.388.069.692**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	3.561.904.475			3.561.904.475
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.466.904.475			3.466.904.475
4.07.01.03.00	Transferencias corrientes internas al sector público	3.466.904.475			3.466.904.475
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.954.590.000			2.954.590.000
	- A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	260.000.000			260.000.000
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	2.552.000.000			2.552.000.000
	- A0185 Superintendencia Nacional de Valores	70.000.000			70.000.000
	- A0279 Superintendencia de Bienes Públicos	26.190.000			26.190.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2014
	- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)	2.400.000			2.400.000
	- A0944 Superintendencia de Seguridad Social	44.000.000			44.000.000
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	101.314.475			101.314.475
	- A0817 Sociedad Nacional de Garantías Reciprocas para la Mediana y Pequeña Industria, C.A. (SOGAMPI)	25.000.000			25.000.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	23.300.000			23.300.000
	- A0854 Sociedad de Garantías Recíprocas para el Sector Microfinanciero, S.A. (S.G.R. SOGAMIC, S.A.)	2.570.000			2.570.000
	- A0857 Sociedad de Garantías Recíprocas para la Mediana y Pequeña Empresa del Estado Táchira, S.A. (S.G.R-TÁCHIRA, S.A.)	522.500			522.500
	- A1377 Bolsa Pública de Valores Bicentenaria	49.921.975			49.921.975
4.07.01.03.10	Transferencias corrientes al Poder Estadal	411.000.000			411.000.000
	- E5000 Distrito Capital	411.000.000			411.000.000
4.07.06.00.00	Subsidio de Régimen Especial	95.000.000			95.000.000
4.07.06.01.00	Subsidio de Régimen Especial	95.000.000			95.000.000
	- E7500 Distrito del Alto Apure	95.000.000			95.000.000

PROYECTO: COD. N.E: 123.332 COD. PPTO: 700020000 Actualizar y mantener el aplicativo informático del sistema Sigecof fase 1-versión 3.0 y su integración con otros sistemas de la Administración Pública

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 18.262.044

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de los recursos públicos: financieros, humanos y físicos, que faciliten la generación de información para la toma de decisiones en la gerencia gubernamental y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción

OBJETIVOS ESPECÍFICOS: Actualizar y mantener el aplicativo informático del sistema Sigecof y su integración con otros sistemas de la administración pública, con la finalidad de mejorar la gestión de la Administración Financiera del Estado en un sistema integral, único y uniforme

RESULTADO: Sistema desarrollado e implantado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.080.103					2.080.103
4.02	Materiales, suministros y mercancías	1.458.667					1.458.667
4.03	Servicios no personales	14.723.274					14.723.274
	TOTAL	**18.262.044**					**18.262.044**

PROYECTO: COD. N.E: 123.323 COD. PPTO: 700021000 Capacitación y fortalecimiento de los servidores públicos de la Administración Pública Nacional (APN), en materia de Administración Financiera

UNIDAD DE MEDIDA: Curso

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 5.054.348

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de los recursos públicos: financieros, humanos y físicos, que faciliten la generación de información para la toma de decisiones en la gerencia gubernamental y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción

OBJETIVOS ESPECÍFICOS: Capacitar y fortalecer los conocimientos al personal de la Administración Pública Nacional y sus entes adscritos, generando como resultado una mayor eficiencia, transparencia y calidad en las actividades desempeñadas por los servidores públicos

RESULTADO: Programa de cursos regulares e integrales implantados en materia de los sistemas y subsistemas de la AFSP y sus sistemas automatizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.304.714					2.304.714
4.02	Materiales, suministros y mercancías	688.130					688.130
4.03	Servicios no personales	1.354.154					1.354.154
4.04	Activos reales	707.350					707.350
	TOTAL	**5.054.348**					**5.054.348**

PROYECTO: COD. N.E: 123.324 COD. PPTO: 700022000 Diseñar e implantar una plataforma de comunidad virtual de la Administración Financiera del Estado

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 3.995.725

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar y fortalecer los conocimientos del recurso humano en materia de administración financiera en la Administración Pública Nacional

OBJETIVOS ESPECÍFICOS: Diseñar e implantar una plataforma de comunidad virtual, que permita integrar y capacitar a los usuarios, al poder popular y a los órganos rectores de la Administración Financiera del Estado, a objeto de incrementar los niveles de eficiencia en la gestión pública y coadyuvar al desarrollo y formación del poder popular

RESULTADO: Sistema (plataforma) de comunidad virtual

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.136.953					2.136.953
4.02	Materiales, suministros y mercancías	316.948					316.948
4.03	Servicios no personales	580.954					580.954
4.04	Activos reales	960.870					960.870
	TOTAL	**3.995.725**					**3.995.725**

PROYECTO: COD. N.E: 123.326 COD. PPTO: 700023000 Diseñar la versión 3.20 del sistema Sigefirrhh y su integración con otros sistemas de la Administración Pública

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 13.832.891

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de los recursos públicos: financieros, humanos y físicos, que faciliten la generación de información para la toma de decisiones en la gerencia gubernamental, y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción

OBJETIVOS ESPECÍFICOS: Desarrollar una nueva versión del sistema SIGEFIRRHH, a fin de optimizar los procesos previstos en cada uno de sus módulos, desarrollarlo como visión central e integrado al sistema Sigecof y SNE, para su implantación en los organismos que conforman la Administración Pública, con la finalidad de que los órganos rectores, tanto de la administración financiera como de la función pública, se nutran de información oportuna y veraz sobre la materia correspondiente

RESULTADO: Versión 3.20 del Sigefirrhh implantada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.815.071					2.815.071
4.02	Materiales, suministros y mercancías	898.637					898.637
4.03	Servicios no personales	5.712.074					5.712.074
4.04	Activos reales	4.407.109					4.407.109
	TOTAL	**13.832.891**					**13.832.891**

PROYECTO: COD. N.E: 123.331 COD. PPTO: 700024000 Actualizar y desarrollar el sistema SIGA versión 1.0 y su integración con otros sistemas de la Administración Pública

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 6.703.215

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de financieros, humanos y físicos, que faciliten la generación de información para la toma de decisiones en la gerencia gubernamental, y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción

OBJETIVOS ESPECÍFICOS: Actualizar y desarrollar la versión 1.0 del sistema SIGA, a fin de optimizar los procesos previstos en cada uno de sus módulos, bajo una visión sistémica e integrado al Sistema Sigecof, Sistema Nueva Etapa y el Sistema de Contrataciones Públicas, para su implantación en los organismos que conforman la Administración Pública, para la producción y adquisición de bienes, obras y servicios que permiten el logro de sus fines bajo un mecanismo eficiente y transparente

RESULTADO: Versión 1.0 del SIGA implantada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.672.014					2.672.014
4.02	Materiales, suministros y mercancías	934.650					934.650
4.03	Servicios no personales	1.639.351					1.639.351
4.04	Activos reales	1.457.200					1.457.200
	TOTAL	**6.703.215**					**6.703.215**

PROYECTO: COD. N.E: 123.322 COD. PPTO: 700025000 Promoción de la nueva arquitectura financiera regional

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(8)

ASIGNACIÓN PRESUPUESTARIA: 1.007.539

OBJETIVO HISTÓRICO: Contribuir al desarrollo de una nueva Geopolítica Internacional en la cual tome cuerpo un mundo multicéntrico y pluripolar que permita lograr el equilibrio del Universo y garantizar la paz planetaria

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Planificar, dirigir y supervisar el manejo de la hacienda nacional, la formulación y ejecución de las políticas fiscales y macroeconómicas; entre otros, a los fines de velar por la existencia de una inversión pública sostenible y eficiente, dirigida a la promoción del desarrollo económico y social del Estado y por el cumplimiento de las disposiciones legales, reglamentarias y demás medidas que regulan la materia

OBJETIVOS ESPECÍFICOS: Contribuir con la consolidación de la nueva Geopolítica Internacional, por medio de la diversificación las relaciones económicas y financieras, de acuerdo con el establecimiento de áreas geoestratégicas ubicadas en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019

RESULTADO: Nuevos esquemas, mecanismos e instrumentos de complementariedad económica y financiera que contribuyan a la construcción de la nueva arquitectura financiera internacional y regional, así como al afianzamiento de las relaciones bilaterales y multilaterales de la República

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	248.831					248.831
4.03	Servicios no personales	595.451					595.451
4.04	Activos reales	163.257					163.257
	TOTAL	1.007.539					1.007.539

PROYECTO: COD. N.E: 123.327 COD. PPTO: 700026000 Diseñar e implantar un sistema integrado de estadísticas de las finanzas públicas

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 612.937

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar los niveles de eficiencia, responsabilidad y transparencia en el manejo de las finanzas públicas, mediante la optimización de los mecanismos de monitoreo y control de los recursos públicos: financieros, humanos y físicos, que faciliten la generación de información para la toma de decisiones en la gerencia gubernamental y coadyuvar a concretar los esfuerzos dirigidos a combatir la corrupción

OBJETIVOS ESPECÍFICOS: Diseñar e implantar un sistema de estadísticas de las finanzas públicas, que cuente con un módulo de interfaz de carga de los datos provistos por sus fuentes oficiales y un módulo de presentación de reportes estadísticos

RESULTADO: Sistema SEFP 1.0

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	373.265					373.265
4.03	Servicios no personales	239.672					239.672
	TOTAL	**612.937**					**612.937**

PROYECTO:	COD. N.E: 122.990 COD. PPTO: 700027000 Formación, capacitación y adiestramiento en el área de las ciencias fiscales y la Administración Pública
UNIDAD DE MEDIDA:	Participante
CANTIDAD:	Fem.(0) Mas.(0) Total(900)
ASIGNACIÓN PRESUPUESTARIA:	110.553.247
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Formar y capacitar profesionales e investigadores con valores éticos en el área de las ciencias fiscales, a través de una educación de calidad, con un recurso humano comprometido y herramientas tecnológicas de vanguardia que coadyuven a un efectiva administración del tesoro de la Nación
OBJETIVOS ESPECÍFICOS:	Formar, capacitar y adiestrar 16.000 alumnos en materia de ciencias fiscales y administrativas
RESULTADO:	Alumnos admitidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	55.088.682					55.088.682
4.02	Materiales, suministros y mercancías	14.150.815					14.150.815
4.03	Servicios no personales	10.622.190					10.622.190
4.04	Activos reales	10.427.197					10.427.197
4.07	Transferencias y donaciones	20.264.363					20.264.363
	TOTAL	**110.553.247**					**110.553.247**

PROYECTO:	COD. N.E: 123.059 COD. PPTO: 700028000 Plan estratégico ENAHP-IUT 2014-2019
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	Fem.(0) Mas.(0) Total(100)
ASIGNACIÓN PRESUPUESTARIA:	24.010.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Realizar el plan estratégico ENAHP-IUT 2014-2019, para responder a las funciones de docencia, investigación e interrelación del conocimiento al servicio de la sociedad en concordancia con el Plan de la Patria
OBJETIVOS ESPECÍFICOS:	Realizar el plan estratégico ENAHP-IUT 2014-2019, para responder a las funciones de docencia, investigación e interrelación del conocimiento al servicio de la sociedad en concordancia con el Plan de la Patria
RESULTADO:	Plan estratégico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	9.034.964					9.034.964
4.02	Materiales, suministros y mercancías	5.942.476					5.942.476
4.03	Servicios no personales	9.032.560					9.032.560
	TOTAL	**24.010.000**					**24.010.000**

PROYECTO: COD. N.E: 123.130 COD. PPTO: 700029000 Programa institucional de investigación de la ENAHP-IUT

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(12)

ASIGNACIÓN PRESUPUESTARIA: 11.129.252

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Contribuir mediante la praxis investigativa, a la formación del servidor y servidora pública, así como al entorno social e institucional en correspondencia con los objetivos estratégicos establecidos en el Plan de Desarrollo Económico y Social de la Nación

OBJETIVOS ESPECÍFICOS: Fomentar en la ENAHP-IUT la formación de investigadores e investigadoras, a través de líneas de investigación, que permitan una dinámica investigativa en los distintos espacios académicos de la ENAHP-IUT

RESULTADO: Programa institucional de investigación de la ENAHP-IUT

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.420.988					7.420.988
4.02	Materiales, suministros y mercancías	1.854.132					1.854.132
4.03	Servicios no personales	1.854.132					1.854.132
	TOTAL	11.129.252					11.129.252

PROYECTO: COD. N.E: 123.268 COD. PPTO: 700030000 Diseño arquitectónico para la nueva sede de la ENAHP-IUT
UNIDAD DE MEDIDA: Edificación
CANTIDAD: Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA: 5.428.615
OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL: Mejorar la formación estudiantil, aumentando los niveles educativos y avanzar en la inclusión de acuerdo a la nueva estructura social
OBJETIVOS ESPECÍFICOS: Elaborar un diseño arquitectónico para construir la nueva sede de la ENAHP-IUT
RESULTADO: SEDE

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	446.190					446.190
4.02	Materiales, suministros y mercancías	430.488					430.488
4.03	Servicios no personales	3.993.833					3.993.833
4.04	Activos reales	558.104					558.104
	TOTAL	**5.428.615**					**5.428.615**

PROYECTO: COD. N.E: 123.286 COD. PPTO: 700031000 Oferta académica de estudios, a nivel de pregrado en la ENAHP-IUT

UNIDAD DE MEDIDA: Pensum

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 5.564.626

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formar y capacitar profesionales e investigadores con valores éticos en el área de las ciencias fiscales, a través de una educación de calidad, con un recurso humano comprometido y herramientas tecnológicas de vanguardia que coadyuven a una efectiva administración del Tesoro de la Nación

OBJETIVOS ESPECÍFICOS: Ampliar la oferta académica de los estudios de pregrado de la ENAHP, así como actualizar y fortalecer los programas en curso, en función de impulsar el desarrollo humano que requiere la nueva institucionalidad del Estado Venezolano, en concordancia con el Plan de Desarrollo Económico y Social de la Nación

RESULTADO: Realizar los estudios de factibilidad de creación de nuevas carreras a nivel de pregrado, en la Escuela Nacional de Administración y Hacienda Pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.710.494					3.710.494
4.02	Materiales, suministros y mercancías	927.066					927.066
4.03	Servicios no personales	927.066					927.066
	TOTAL	**5.564.626**					**5.564.626**

PROYECTO: COD. N.E: 123.290 COD. PPTO: 700032000 Ampliación de la oferta académica del postgrado de la ENAHP-IUT

UNIDAD DE MEDIDA: Participante

CANTIDAD: Fem.(0) Mas.(0) Total(1.800)

ASIGNACIÓN PRESUPUESTARIA: 5.548.260

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Formar y capacitar profesionales e investigadores con valores éticos en el área de las ciencias fiscales, a través de una educación de calidad, con un recurso humano comprometido y herramientas tecnológicas de vanguardia que coadyuven a una efectiva administración del tesoro de la Nación

OBJETIVOS ESPECÍFICOS: Ampliar la oferta académica de los estudios de postgrado de la ENAHP, así como actualizar y fortalecer los programas en curso, en función de impulsar el desarrollo humano que requiere la nueva institucionalidad del Estado Venezolano, en concordancia con los Planes de Desarrollo Nacional

RESULTADO: Profesionales participantes de los diferentes programas capacitados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.787.445					2.787.445
4.02	Materiales, suministros y mercancías	528.194					528.194
4.03	Servicios no personales	1.477.501					1.477.501
4.04	Activos reales	588.115					588.115
4.07	Transferencias y donaciones	167.005					167.005
	TOTAL	**5.548.260**					**5.548.260**

PROYECTO:	COD. N.E: 123.231 COD. PPTO: 700034000 Automatización de los procesos internos de la Oficina Nacional del Tesoro Fase I
UNIDAD DE MEDIDA:	Digitalización
CANTIDAD:	Fem.(0) Mas.(0) Total(2)
ASIGNACIÓN PRESUPUESTARIA:	1.493.016
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Optimizar los procesos administrativos, promover la automatización de los procesos y sistemas de trabajo
OBJETIVOS ESPECÍFICOS:	Optimizar los procesos administrativos, promover la automatización de los procesos y sistemas de trabajo
RESULTADO:	Centro de datos de alto desempeño, donde se almacene la información de cada dirección, en un repositorio único, a través de una aplicación que permita automatizar las actividades inherentes a cada una de las direcciones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	598.023					598.023
4.04	Activos reales	894.993					894.993
	TOTAL	**1.493.016**					**1.493.016**

PROYECTO:	COD. N.E: 123.072 COD. PPTO: 700035000 Asesoramiento técnico, legal, contable y administrativo en la constitución y funcionamiento de cajas de ahorro y asociaciones de ahorro similares a nivel nacional
UNIDAD DE MEDIDA:	Entidad
CANTIDAD:	Fem.(0) Mas.(0) Total(930)
ASIGNACIÓN PRESUPUESTARIA:	4.248.732
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Brindar a las cajas de ahorro, fondos de ahorro y asociaciones de ahorro similar, asesoramiento técnico preventivo y oportuno, con el objeto de fortalecer la gestión que estas realizan y consolidar la participación de los asociados en la organización y funcionamiento de las mismas, con el propósito de que estas asociaciones de ahorro se conviertan en un elemento dinamizador del desarrollo económico y social del país
OBJETIVOS ESPECÍFICOS:	Fortalecer la gestión realizada por los directivos de las cajas de ahorro, fondos de ahorro y asociaciones de ahorro similares, y consolidar el rol que deben desempeñar los asociados para ser fieles garantes de la gestión que realizan los directivos de estas asociaciones de ahorro, con el propósito de que las mismas se conviertan en un elemento dinamizador del desarrollo económico y social del país
RESULTADO:	Asesoramientos técnicos, legales, contables y administrativos a 930 cajas de ahorro, fondos de ahorro y asociaciones de ahorro similares a nivel nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	72.650					72.650
4.03	Servicios no personales	4.176.082					4.176.082
	TOTAL	**4.248.732**					**4.248.732**

PROYECTO:	COD. N.E: 123.528 COD. PPTO: 700037000 Fortalecimiento de la plataforma tecnológica del Ministerio del Poder Popular de Finanzas
UNIDAD DE MEDIDA:	Solución
CANTIDAD:	Fem.(0) Mas.(0) Total(4)
ASIGNACIÓN PRESUPUESTARIA:	103.779.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Facilitar los componentes de tecnologías de información de la infraestructura informática del Ministerio, bajo un marco de diseño e implementación definido por políticas y lineamientos de gestión y de seguridad informática
OBJETIVOS ESPECÍFICOS:	Consolidar la infraestructura tecnológica del Ministerio del Poder Popular de Finanzas, a través del fortalecimiento de los componentes tecnológicos, a fin de elevar la calidad de la información y fortalecer la capacidad de procesamiento de la misma, haciendo uso de las tecnologías de información requeridas, que permitan fortalecer las capacidades institucionales
RESULTADO:	Infraestructura y componentes tecnológicos adecuados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.491.000					5.491.000
4.03	Servicios no personales	65.822.000					65.822.000
4.04	Activos reales	32.466.000					32.466.000
	TOTAL	**103.779.000**					**103.779.000**

PROYECTO: COD. PPTO: 709999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(438.237.351)

ASIGNACIÓN PRESUPUESTARIA: 438.237.351

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular de Finanzas

OBJETIVOS ESPECÍFICOS: Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular de Finanzas

RESULTADO: Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	438.237.351					438.237.351
	TOTAL	**438.237.351**					**438.237.351**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	438.237.351					438.237.351
4.07.01.00.00	Transferencias y donaciones corrientes internas	438.237.351					438.237.351
4.07.01.03.00	Transferencias corrientes internas al sector público	438.237.351					438.237.351
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	359.652.660					359.652.660
	- A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	260.000.000					260.000.000
	- A0185 Superintendencia Nacional de Valores	70.000.000					70.000.000
	- A0279 Superintendencia de Bienes Públicos	5.005.685					5.005.685
	- A0944 Superintendencia de Seguridad Social	24.646.975					24.646.975
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	78.584.691					78.584.691
	- A0817 Sociedad Nacional de Garantías Reciprocas para la Mediana y Pequeña Industria, C.A. (SOGAMPI)	25.000.000					25.000.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	22.300.000					22.300.000
	- A1377 Bolsa Pública de Valores Bicentenaria	31.284.691					31.284.691

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.257.590.032					1.257.590.032
4.03	Servicios no personales	8.747.748					8.747.748
	TOTAL	1.266.337.780					1.266.337.780

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	97.333.998					97.333.998
4.03	Servicios no personales	217.530.639					217.530.639
4.04	Activos reales	66.742.128					66.742.128
4.05	Activos financieros	413.337.000					413.337.000
4.07	Transferencias y donaciones	2.652.667.124					2.652.667.124
4.08	Otros gastos	8.450.000					8.450.000
4.11	Disminución de pasivos	82.980.000					82.980.000
	TOTAL	3.539.040.889					3.539.040.889

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.617.667.124					2.617.667.124
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.617.667.124					2.617.667.124
4.07.01.03.00	Transferencias corrientes internas al sector público	2.617.667.124					2.617.667.124
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.594.937.340					2.594.937.340
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	2.552.000.000					2.552.000.000
	- A0279 Superintendencia de Bienes Públicos	21.184.315					21.184.315
	- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)	2.400.000					2.400.000
	- A0944 Superintendencia de Seguridad Social	19.353.025					19.353.025
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	22.729.784					22.729.784
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	1.000.000					1.000.000
	- A0854 Sociedad de Garantías Recíprocas para el Sector Microfinanciero, S.A. (S.G.R. SOGAMIC, S.A.)	2.570.000					2.570.000
	- A0857 Sociedad de Garantías Recíprocas para la Mediana y Pequeña Empresa del Estado Táchira, S.A. (S.G.R-TÁCHIRA, S.A.)	522.500					522.500
	- A1377 Bolsa Pública de Valores Bicentenaria	18.637.284					18.637.284

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	810.160.533					810.160.533
	TOTAL	**810.160.533**					**810.160.533**

ACCIÓN CENTRALIZADA: Asignaciones predeterminadas
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	95.000.000					95.000.000
	TOTAL	**95.000.000**					**95.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	95.000.000					95.000.000
4.07.06.00.00	Subsidio de Régimen Especial	95.000.000					95.000.000
4.07.06.01.00	Subsidio de Régimen Especial	95.000.000					95.000.000
	- E7500 Distrito del Alto Apure	95.000.000					95.000.000

ACCIÓN CENTRALIZADA: Dirección y coordinación del servicio de la deuda pública nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.10	Servicio de la deuda pública	76.439.000.000			45.068.069.692		121.507.069.692
	TOTAL	**76.439.000.000**			**45.068.069.692**		**121.507.069.692**

ACCIÓN CENTRALIZADA: Gastos Centralizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	411.000.000					411.000.000
	TOTAL	**411.000.000**					**411.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	411.000.000					411.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	411.000.000					411.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	411.000.000					411.000.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	411.000.000					411.000.000
	- E5000 Distrito Capital	411.000.000					411.000.000

71

Ministerio del Poder Popular de Planificación

MINISTERIO DEL PODER POPULAR DE PLANIFICACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La política presupuestaria que llevará a cabo el Ministerio del Poder Popular de Planificación para el Ejercicio Fiscal 2014, se fundamenta en la Constitución de la República Bolivariana de Venezuela, aprobada el 15 de diciembre de 1999 y se enmarca dentro de los Grandes Objetivos Históricos, nacionales, estratégicos y generales del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, con el fin de acelerar el proceso de transformación de una economía rentista a una economía productiva, sustentada en la participación ciudadana que mediante la presencia de valores socialistas, promueva la calidad de vida del pueblo venezolano.

En este sentido, el Ministerio del Poder Popular de Planificación, con el firme propósito de construir una sociedad socialista, establece las siguientes líneas de acción:

- Contribuir a la construcción de la viabilidad nacional, política, económica, internacional, social, cultural y técnica, del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, de manera acuciosa, eficaz y eficiente en el uso de los recursos disponibles.
- Articular los planes y proyectos entre los ámbitos territoriales, internacional, nacional, regional, estadal, municipal, y comunal, consustanciado con una planificación estratégica, participativa y corresponsable.
- Desarrollar los diferentes sectores productivos, como fundamento estratégico de la planificación y su relación con el funcionamiento de las empresas públicas.
- Procurar la mayor coherencia posible entre las acciones de corto, mediano y largo plazo, a través de los planes operativos, presupuestos anuales y el plan de la nación.
- Trabajar conjuntamente con la Comisión Central de Planificación en las actividades de elaboración, coordinación, consolidación y seguimiento de los lineamientos estratégicos, políticas y planes establecidos en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.
- Impulsar el fortalecimiento y modernización de los distintos niveles territoriales del Gobierno Bolivariano, con miras a consolidar la participación protagónica de las comunas en la ejecución y contraloría del gasto público, a través de la renovación de la planificación del desarrollo regional, la ordenación territorial y la protección del ambiente.
- Promover el desarrollo de automatización de los procesos de evaluación de los resultados de la gestión de los órganos y entes de la Administración Pública Nacional.
- Consolidar la estrategia del Estado, en materia de logros sociales que han beneficiado en los últimos 14 años, a la gran mayoría de la población venezolana.
- Organizar los diferentes niveles del aparato del Estado, en lucha permanente contra el burocratismo, para alcanzar, a través de un proceso planificado, la necesaria eficacia y eficiencia que requiere el gobierno bolivariano.
- Promover actividades de interacción de servidores públicos con las comunidades organizadas, a fin de lograr la generación de conciencia ética y emancipadora en los procesos de planificación, mediante la realización de talleres, cursos, seminarios, foros y conferencias.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2014
N.E.	Ppto.		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
123.046	710020000	Planificación territorial de la inversión pública a escala regional en el período 2013-2018	Informe			1	1.250.610			1.250.610
123.164	710021000	Consolidación de la programación de inversiones públicas en el ámbito nacional	Informe			24	724.205			724.205
123.220	710022000	Dossier para la planificación regional y local	Dossier			25	1.262.536			1.262.536
122.955	710023000	Fortalecimiento y consolidación del registro nacional de funcionarios y funcionarias públicos	Movimiento			280.000	3.446.013			3.446.013
123.021	710024000	Planificación de la política social y divulgación de resultados	Informe			82	1.855.078			1.855.078
122.962	710025000	Fortalecimiento de la plataforma tecnológica del Ministerio del Poder Popular de Planificación	Tecnología			4	30.630.875			30.630.875
123.456	710026000	Diseñar e implantar un sistema de información estadística	Sistema			1	2.201.664			2.201.664
123.459	710027000	Diseño e implementación de instrumentos metodológicos de planificación pública y popular	Instrumento			11	7.584.603			7.584.603
123.457	710028000	Rediseño del sistema nueva etapa-versión 2.0 y su integración con otros sistemas de la administración financiera del sector público	Sistema			1	11.134.595			11.134.595
	719999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar			60.752.015	60.752.015			60.752.015
						TOTAL	120.842.194			120.842.194

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
710001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	200.146.977			200.146.977
710002000	Gestión administrativa	149.219.313			149.219.313
710003000	Previsión y protección social	97.091.516			97.091.516
	TOTAL	**446.457.806**			**446.457.806**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**95**	**64**		**159**	**5.994.921**	**1.828.846**	**7.823.767**
Altos Funcionarios y de Elección Popular		1		1	65.000		65.000
Alto Nivel y de Dirección	2	1		3	146.511		146.511
Directivo	45	17		62	2.315.808	2.509	2.318.317
Profesional y Técnico	23	17		40	1.578.605	839.573	2.418.178
Administrativo	22	7		29	988.320	573.503	1.561.823
Obrero	3	21		24	900.677	413.261	1.313.938
Personal Contratado	**118**	**127**		**245**	**17.603.788**		**17.603.788**
Profesional y Técnico	118	127		245	17.603.788		17.603.788
TOTAL	**213**	**191**		**404**	**23.598.709**	**1.828.846**	**25.427.555**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**45**	**15**	**60**	**13.371.412**
Empleado	45	15	60	13.371.412
Jubilados	**227**	**147**	**374**	**83.720.104**
Empleado	227	147	374	83.720.104
TOTAL	**272**	**162**	**434**	**97.091.516**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	209.620.089			209.620.089
4.02	Materiales, suministros y mercancías	20.175.017			20.175.017
4.03	Servicios no personales	103.610.028			103.610.028
4.04	Activos reales	28.750.653			28.750.653
4.07	Transferencias y donaciones	205.144.213			205.144.213
	TOTAL	**567.300.000**			**567.300.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2014
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	106.052.697			106.052.697
4.07.01.00.00	Transferencias y donaciones corrientes internas	106.052.697			106.052.697
4.07.01.03.00	Transferencias corrientes internas al sector público	106.052.697			106.052.697
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	106.052.697			106.052.697
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	13.353.628			13.353.628
	- A0455 Fundación Escuela Venezolana de Planificación	92.699.069			92.699.069

PROYECTO: COD. N.E: 123.046 COD. PPTO: 710020000 Planificación territorial de la inversión pública a escala regional en el período 2013-2018

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 1.250.610

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Participar en la formulación de políticas y lineamientos de planificación territorial, a través de la generación de información nacional, regional y local, que permita la toma de decisiones, a fin de vincular los medios de producción y la organización de la sociedad, en el marco de una política territorial nacional dirigida al bienestar colectivo

OBJETIVOS ESPECÍFICOS: Definir los lineamientos estratégicos para orientar la planificación de las inversiones públicas a escala regional, a fin de satisfacer las necesidades regionales para el desarrollo socio económico y lograr un desarrollo territorial desconcentrado en el próximo periodo 2013-2018

RESULTADO: Líneas estratégicas para la planificación territorial de la inversión pública a escala regional (2013-2018) definidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	343.200					343.200
4.02	Materiales, suministros y mercancías	302.487					302.487
4.03	Servicios no personales	309.223					309.223
4.04	Activos reales	295.700					295.700
	TOTAL	**1.250.610**					**1.250.610**

PROYECTO: COD. N.E: 123.164 COD. PPTO: 710021000 Consolidación de la programación de inversiones públicas en el ámbito nacional

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(24)

ASIGNACIÓN PRESUPUESTARIA: 724.205

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Coordinar la programación de inversiones públicas a nivel nacional, con la finalidad de la toma oportuna de decisiones del Ejecutivo Nacional

OBJETIVOS ESPECÍFICOS: Consolidar la información correspondiente a la programación de las inversiones públicas en el ámbito nacional, a ser ejecutadas por los organismos de la administración pública, mediante la actualización y sistematización de la misma, a objeto de generar elementos para el análisis y la toma de decisiones por parte del Ejecutivo Nacional

RESULTADO: Información de la inversión pública nacional, correspondiente a la programación de los proyectos sistematizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	257.400					257.400
4.02	Materiales, suministros y mercancías	171.466					171.466
4.03	Servicios no personales	227.739					227.739
4.04	Activos reales	67.600					67.600
	TOTAL	**724.205**					**724.205**

PROYECTO: COD. N.E: 123.220 COD. PPTO: 710022000 Dossier para la planificación regional y local

UNIDAD DE MEDIDA: Dossier

CANTIDAD: Fem.(0) Mas.(0) Total(25)

ASIGNACIÓN PRESUPUESTARIA: 1.262.536

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Articular armónicamente las actividades del Ejecutivo Nacional en la regulación, formulación y seguimiento de políticas en materia de planificación estratégica, territorial, social e institucional; tanto en el mediano y en el largo plazo, así como la preparación de sus proyecciones y alternativas. Contribuir a la generación de información, que coadyuve al establecimiento de mecanismos de coordinación y toma de decisiones en diferentes niveles de gobierno: Nacional, Estadal y Municipal

OBJETIVOS ESPECÍFICOS: Desarrollar 25 dossier con información a mayor detalle, donde se incorporen aspectos físicos, naturales, socioeconómicos, de la infraestructura de servicios, del equipamiento social urbano y de la inversión pública, a nivel de estado y municipio, mediante la sistematización y consolidación de la misma, en un documento para la publicación que la contenga y permita su difusión como aporte a la toma de decisiones en materia de planificación territorial

RESULTADO: 25 dossier estadales con información de sus respectivos municipios, en documentos para su publicación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	343.200					343.200
4.02	Materiales, suministros y mercancías	84.034					84.034
4.03	Servicios no personales	340.502					340.502
4.04	Activos reales	494.800					494.800
	TOTAL	**1.262.536**					**1.262.536**

PROYECTO:	COD. N.E: 122.955 COD. PPTO: 710023000 Fortalecimiento y consolidación del registro nacional de funcionarios y funcionarias públicos
UNIDAD DE MEDIDA:	Movimiento
CANTIDAD:	Fem.(0) Mas.(0) Total(280.000)
ASIGNACIÓN PRESUPUESTARIA:	3.446.013
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Fomentar una gestión institucional que apunte a la eficacia, calidad y eficiencia, a través del fortalecimiento de las funciones del Registro Nacional de Funcionarios y Funcionarias Públicos, así como de la creación y mejoramiento de las condiciones tecnológicas, que permitan obtener información actualizada que sirva de base para la toma de decisiones
OBJETIVOS ESPECÍFICOS:	Fortalecer y optimizar los procesos que contemplan las actividades del Registro Nacional de Funcionarios y Funcionarias Públicos, a través del mejoramiento de los canales, que permitan el acceso a la información sobre las acciones administrativas de recursos humanos de los órganos y entes de la Administración Pública y de la actualización de las herramientas tecnológicas, tendientes al resguardo y expedita consulta
RESULTADO:	Movimientos de personal automatizados y actualizados, relacionados con la trayectoria de los funcionarios y funcionarias de la Administración Pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.595.000					1.595.000
4.02	Materiales, suministros y mercancías	661.796					661.796
4.03	Servicios no personales	319.312					319.312
4.04	Activos reales	869.905					869.905
	TOTAL	**3.446.013**					**3.446.013**

PROYECTO: COD. N.E: 123.021 COD. PPTO: 710024000 Planificación de la política social y divulgación de resultados

UNIDAD DE MEDIDA: Informe

CANTIDAD: Fem.(0) Mas.(0) Total(82)

ASIGNACIÓN PRESUPUESTARIA: 1.855.078

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Articular armónicamente las actividades del Ejecutivo Nacional en la regulación, formulación y seguimiento de políticas en materia de planificación estratégica, territorial, social, institucional, tanto en el mediano y en el largo plazo, así como la preparación de sus proyecciones y alternativas. De igual manera, corresponde a este Despacho la Planificación y Coordinación del desarrollo de los sistemas integrados de la administración de hacienda y finanzas del sector público, en el marco del modelo de desarrollo socialista, todo ello en beneficio de la calidad de vida de nuestro pueblo soberano

OBJETIVOS ESPECÍFICOS: Establecer mecanismos de coordinación interinstitucional, que coadyuven a la planificación de la política social, la divulgación de la información estadística, cuantitativa y cualitativa, oportuna y de calidad, generada por los organismos del área social y que permitan dar cuenta de la gestión de gobierno

RESULTADO: Coordinación entre las instituciones que conforman la Tercera Vicepresidencia para el área social y este Ministerio, que coadyuven a la planificación de la política social y la divulgación de la información estadística del área social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	840.000					840.000
4.02	Materiales, suministros y mercancías	256.009					256.009
4.03	Servicios no personales	452.759					452.759
4.04	Activos reales	306.310					306.310
	TOTAL	**1.855.078**					**1.855.078**

PROYECTO: COD. N.E: 122.962 COD. PPTO: 710025000 Fortalecimiento de la plataforma tecnológica del Ministerio del Poder Popular de Planificación

UNIDAD DE MEDIDA: Tecnología

CANTIDAD: Fem.(0) Mas.(0) Total(4)

ASIGNACIÓN PRESUPUESTARIA: 30.630.875

OBJETIVO HISTÓRICO: Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Facilitar los componentes de tecnologías de información de la infraestructura informática del Ministerio, bajo un marco de diseño e implementación definido por políticas y lineamientos de gestión y de seguridad informática

OBJETIVOS ESPECÍFICOS: Consolidar la infraestructura tecnológica del Ministerio del Poder Popular de Planificación, a través del fortalecimiento de los componentes tecnológicos, a fin de elevar la calidad de la información y fortalecer la capacidad de procesamiento de la misma, haciendo uso de las tecnologías de información requeridas, que permitan fortalecer las capacidades institucionales

RESULTADO: Infraestructura y componentes tecnológicos adecuados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.103.225					2.103.225
4.03	Servicios no personales	19.240.747					19.240.747
4.04	Activos reales	9.286.903					9.286.903
	TOTAL	**30.630.875**					**30.630.875**

PROYECTO:	COD. N.E: 123.456 COD. PPTO: 710026000 Diseñar e implantar un sistema de información estadística
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	2.201.664
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Aplicar métodos avanzados de dirección, que contribuyan al perfeccionamiento del proceso de toma de decisiones en el Ministerio de Planificación
OBJETIVOS ESPECÍFICOS:	Mejorar las condiciones necesarias y suficientes, para garantizar la producción, divulgación y uso oficial de estadísticas, que sirva de base para la planificación estratégica, con visión nacional e internacional en el contexto del desarrollo de una nueva geopolítica internacional para el desarrollo sustentable de nuestros pueblos
RESULTADO:	Sistema SEFP 1.0

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.497.903					1.497.903
4.03	Servicios no personales	75.403					75.403
4.04	Activos reales	628.358					628.358
	TOTAL	**2.201.664**					**2.201.664**

PROYECTO:	COD. N.E: 123.459 COD. PPTO: 710027000 Diseño e implementación de instrumentos metodológicos de planificación pública y popular
UNIDAD DE MEDIDA:	Instrumento
CANTIDAD:	Fem.(0) Mas.(0) Total(11)
ASIGNACIÓN PRESUPUESTARIA:	7.584.603
OBJETIVO HISTÓRICO:	Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Establecer normas técnicas y metodologías para la elaboración de políticas públicas, planes estratégicos y planes operativos anuales, así como para la formulación de los diferentes tipos de proyectos
OBJETIVOS ESPECÍFICOS:	Diseñar e implantar instrumentos metodológicos de planificación pública y popular, que permitan mejorar los índices de planificación en los Órganos del Poder Público Nacional y demás instancias del poder popular
RESULTADO:	Instrumentos metodológicos de planificación pública y popular

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.170.417					3.170.417
4.02	Materiales, suministros y mercancías	746.497					746.497
4.03	Servicios no personales	3.667.689					3.667.689
	TOTAL	**7.584.603**					**7.584.603**

PROYECTO: COD. N.E: 123.457 COD. PPTO: 710028000 Rediseño del sistema nueva etapa-versión 2.0 y su integración con otros sistemas de la administración financiera del sector público

UNIDAD DE MEDIDA: Sistema

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 11.134.595

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Rediseñar el Sistema Nueva Etapa y desarrollar la versión 2.0 e integrarlo al sistema Sigecof, a fin de satisfacer las necesidades actuales de información que se deben procesar en materia de planificación, control y seguimiento de la gestión pública

OBJETIVOS ESPECÍFICOS: Rediseñar el Sistema Nueva Etapa y desarrollar la versión 2.0 e integrarlo al sistema Sigecof, a fin de satisfacer las necesidades actuales de información que se deben procesar en materia de planificación, control y seguimiento de la gestión pública

RESULTADO: Sistema Nueva Etapa versión 2.0

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.680.103					2.680.103
4.02	Materiales, suministros y mercancías	1.662.340					1.662.340
4.03	Servicios no personales	2.524.643					2.524.643
4.04	Activos reales	4.267.509					4.267.509
	TOTAL	**11.134.595**					**11.134.595**

PROYECTO:	COD. PPTO: 719999000 Aportes y transferencias para financiar los proyectos de los entes descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(0) Mas.(0) Total(60.752.015)
ASIGNACIÓN PRESUPUESTARIA:	60.752.015
OBJETIVO HISTÓRICO:	Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular de Planificación
OBJETIVOS ESPECÍFICOS:	Garantizar los recursos financieros para asegurar la ejecución de los proyectos de los entes adscritos al Ministerio del Poder Popular de Planificación
RESULTADO:	Recursos transferidos a los entes descentralizados para la ejecución de los proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	60.752.015					60.752.015
	TOTAL	**60.752.015**					**60.752.015**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	60.752.015					60.752.015
4.07.01.00.00	Transferencias y donaciones corrientes internas	60.752.015					60.752.015
4.07.01.03.00	Transferencias corrientes internas al sector público	60.752.015					60.752.015
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	60.752.015					60.752.015
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	5.862.562					5.862.562
	- A0455 Fundación Escuela Venezolana de Planificación	54.889.453					54.889.453

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	198.892.866					198.892.866
4.03	Servicios no personales	1.254.111					1.254.111
	TOTAL	**200.146.977**					**200.146.977**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	14.187.163					14.187.163
4.03	Servicios no personales	75.197.900					75.197.900
4.04	Activos reales	12.533.568					12.533.568
4.07	Transferencias y donaciones	47.300.682					47.300.682
	TOTAL	**149.219.313**					**149.219.313**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	45.300.682					45.300.682
4.07.01.00.00	Transferencias y donaciones corrientes internas	45.300.682					45.300.682
4.07.01.03.00	Transferencias corrientes internas al sector público	45.300.682					45.300.682
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	45.300.682					45.300.682
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	7.491.066					7.491.066
	- A0455 Fundación Escuela Venezolana de Planificación	37.809.616					37.809.616

ACCIÓN CENTRALIZADA: Previsión y protección social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	97.091.516					97.091.516
	TOTAL	**97.091.516**					**97.091.516**

Rectificaciones al Presupuesto

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta partida conforme a lo dispuesto en el Artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público	4.398.705.780
TOTAL PRESUPUESTO DE GASTOS	**552.632.553.461**

Cuenta Ahorro – Inversión
Financiamiento de la República

CAPÍTULO III

Cuenta Ahorro – Inversión – Financiamiento de la República

Artículo 46. La cuenta ahorro - inversión - financiamiento de la República para el Ejercicio Fiscal 2014, es la siguiente:

CONCEPTO			MONTO (En Bolívares)
I	**Ingresos Totales**		**439.870.577.965**
I.1	**Ingresos Corrientes**		**439.870.577.965**
I.1.1	Petroleros		114.596.077.865
I.1.2	No Petroleros		325.274.500.100
II	**Gastos Totales**		**543.642.232.304**
II.1	**Gastos Corrientes**		**431.342.573.811**
II.1.1	Intereses		112.248.131.126
II.1.2	Resto de los Gastos Corrientes		319.094.442.685
II.2	**Gastos de Capital**		**112.299.658.493**
II.2.1	Gastos de Capital de las Regiones		71.498.994.968
II.2.2	Resto del Gasto de Capital		40.800.663.525
	Superávit / (Déficit) en Cuenta Corriente	= I.1 – II.1	8.528.004.154
	Superávit / (Déficit) No Petrolero	= I.1.2 – II	(218.367.732.204)
	Superávit / (Déficit) Primario	= I – (II – II.1.1)	8.476.476.787
	Superávit / (Déficit) Financiero	**= I - II**	**(103.771.654.339)**
	Superávit / (Déficit) Ordinario	= I – (II – II.2.2)	(62.970.990.814)
III	**Fuentes de Financiamiento**		**112.761.975.496**
III.1	Disminución de Activos Financieros		0
III.2	Incremento de Pasivos Financieros		112.761.975.496
IV	**Aplicaciones Financieras**		**112.761.975.496**
IV.1	Disminución de Pasivos Financieros		8.990.321.157
IV.2	Resultado Financiero		103.771.654.339

REPÚBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2014

Título III

Tomo I

TÍTULO III

PRESUPUESTOS DE INGRESOS, GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

Artículo 47.- Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados de la República, Sin Fines Empresariales, que a continuación se señalan:

Asamblea Nacional

A0234 Fundación Cardiovascular de la Asamblea Nacional
A0238 Instituto de Previsión Social del Parlamentario
A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"
A0291 Fundación de Atención Integral al Pueblo Legislador
A0420 Fundación Televisora de la Asamblea Nacional (ANTV)
A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)

Contraloría General de la República

A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)
A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)

Consejo Nacional Electoral

A0248 Fundación Instituto de Altos Estudios del Poder Electoral

Ministerio del Poder Popular para Relaciones Exteriores

A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

Ministerio del Poder Popular para la Defensa

A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)
A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)
A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)
A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)

A0066 Servicio Autónomo de Salud de la Fuerza Armada Nacional

A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)

A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

A0192 Oficina Coordinadora de Hidrografía y Navegación (OCHINA)

A0193 Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

A0194 Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)

A0195 Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

A0293 Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)

A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)

A0485 Fundación de Cardiología Integral (FUNDACARDIN)

A1375 Universidad Militar Bolivariana de Venezuela (UMBV)

Ministerio del Poder Popular para la Educación

A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

A0135 Academia Nacional de Ciencias Económicas

A0136 Academia de Ciencias Físicas, Matemáticas y Naturales

A0137 Academia de Ciencias Políticas y Sociales

A0138 Academia Nacional de la Historia

A0139 Academia Venezolana de la Lengua

A0140 Academia Nacional de Medicina

A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)

A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)

A0425 Fundación Samuel Robinson

A0477 Fundación Colombeia

A0484 Fundación Nacional El Niño Simón

A0911 Academia Nacional de la Ingeniería y el Hábitat

Ministerio del Poder Popular para el Trabajo y Seguridad Social

A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)

A0055 Instituto Venezolano de los Seguros Sociales (IVSS)

A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

A0250 Tesorería de Seguridad Social

Ministerio del Poder Popular para el Ambiente

A0052 Instituto Nacional de Parques (INPARQUES)

A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)

A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)

A0103 Fundación Instituto Forestal Latinoamericano

A0324 Fundación de Educación Ambiental

A0343 Fundación Laboratorio Nacional de Hidráulica

A0354 Fundación Nacional de Parques Zoológicos y Acuarios

A0909 Instituto Geográfico de Venezuela "Simón Bolívar"

A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)

Tribunal Supremo de Justicia

A0475 Fundación Gaceta Forense

Ministerio Público

A0239 Fundación para la Investigación, Capacitación y Desarrollo de la Función Fiscal

Procuraduría General de la República

A0403 Fundación Procuraduría

Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz

A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles

A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados

A0229 Fundación Venezolana para la Prevención y Tratamiento del Consumo de Drogas (FUNDAPRET)

A0236 Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil

A0270 Fundación Gran Misión a Toda Vida Venezuela

A0423 Fundación Misión Identidad

A0498 Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)

A0940 Instituto Nacional de Transporte Terrestre (INTT)

A1303 Servicio Autónomo de Registros y Notarías (SAREN)

A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)

A1355 Fondo Nacional Antidrogas

A1358 Universidad Nacional Experimental de la Seguridad (UNES)

A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)

Defensoría del Pueblo

A0412 Fundación Juan Vives Suriá

Vicepresidencia de la República

A0010 Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)
A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)
A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)
A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)
A0019 Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)
A0261 Corporación de Desarrollo Jacinto Lara (CORPOLARA)
A0460 Fundación Misión Milagro
A0511 Región Estratégica de Desarrollo Integral Marítima e Insular
A0512 Región Estratégica de Desarrollo Integral Occidental
A0513 Región Estratégica de Desarrollo Integral Oriental
A0514 Región Estratégica de Desarrollo Integral Los Llanos
A0516 Región Estratégica de Desarrollo Integral Guayana
A0519 Región Estratégica de Desarrollo Integral Los Andes
A0523 Región Estratégica de Desarrollo Integral Central
A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)
A0908 Servicio Nacional de Contrataciones

Ministerio del Poder Popular para la Agricultura y Tierras

A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)
A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)
A0266 Fondo Especial Ezequiel Zamora
A0426 Fundación Tierra Fértil
A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)
A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)
A0933 Instituto Nacional de Desarrollo Rural (INDER)
A0935 Instituto Nacional de Tierras (INTI)
A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)
A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)

Ministerio del Poder Popular para la Educación Universitaria

A0006 Colegio Universitario Francisco de Miranda
A0007 Colegio Universitario de Caracas
A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"

A0009 Colegio Universitario de Los Teques Cecilio Acosta "CULTCA"
A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)
A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital
A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro
A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes
A0032 Instituto Universitario de Tecnología de los Llanos
A0033 Instituto Universitario de Tecnología de Maracaibo
A0035 Instituto Universitario de Tecnología de Yaracuy
A0036 Instituto Universitario de Tecnología de Puerto Cabello
A0038 Instituto Universitario de Tecnología de Valencia
A0039 Instituto Universitario de Tecnología del Estado Trujillo
A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui ", El Tigre
A0042 Instituto Universitario de Tecnología de Cabimas
A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"
A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita
A0080 Universidad del Zulia (LUZ)
A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)
A0082 Universidad de Oriente (UDO)
A0083 Universidad de Los Andes (ULA)
A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)
A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)
A0086 Universidad Nacional Experimental Simón Bolívar (USB)
A0087 Universidad Nacional Abierta (UNA)
A0088 Universidad Nacional Experimental de Guayana (UNEG)
A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)
A0090 Universidad Pedagógica Experimental Libertador (UPEL)
A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)
A0092 Universidad Nacional Experimental del Táchira (UNET)
A0093 Universidad Central de Venezuela (UCV)
A0094 Universidad de Carabobo (UC)
A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)
A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)
A0186 Universidad Nacional Experimental del Yaracuy (UNEY)
A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)
A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)
A0246 Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"
A0257 Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"
A0258 Universidad Politécnica Territorial del Estado Mérida "Kléber Ramirez"

A0259 Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"
A0260 Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"
A0272 Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"
A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)
A0413 Fundación Poliedro de Caracas
A0415 Fundación Misión Sucre
A0427 Fundación Centro Internacional Miranda
A0466 Fundación Dr. Alejandro Próspero Reverend
A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)
A0925 Instituto Universitario de Tecnología del Estado Bolívar
A0942 Universidad Bolivariana de Venezuela (UBV)
A0952 Universidad Deportiva del Sur
A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)
A1322 Universidad Nacional Experimental de las Artes (UNEARTE)
A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"
A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo
A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas
A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya
A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco
A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz
A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa

Ministerio del Poder Popular para la Comunicación y la Información

A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial
A0468 Fundación Televisora Venezolana Social (TEVES)
A0474 Fundación Premio Nacional de Periodismo
A0490 Fundación Ávila TV
A1601 Fundación El Correo del Orinoco

Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

A0198 Instituto Nacional de Estadística (INE)
A0216 Fundación "Pueblo Soberano"
A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)
A0411 Fundación Pro-Patria 2000
A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales

Ministerio del Poder Popular para la Alimentación

A0057 Instituto Nacional de Nutrición (INN)
A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)

Ministerio del Poder Popular para el Turismo

A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)
A1329 Instituto Nacional de Turismo (INATUR)

Ministerio del Poder Popular de Petróleo y Minería

A0199 Instituto Nacional de Geología y Minería (INGEOMIN)
A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"
A0361 Fundación Oro Negro
A0418 Fundación Misión Ribas
A0428 Fundación Misión Piar
A0489 Fundación Fondo Nacional para la Producción Lechera
A0661 Instituto Nacional de Canalizaciones (INC)
A0900 Ente Nacional del Gas (ENAGAS)
A0956 Servicio Autónomo de Metrología de Hidrocarburos

Ministerio del Poder Popular para la Cultura

A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas
A0150 Instituto del Patrimonio Cultural
A0158 Compañía Nacional de Teatro
A0161 Fundación Compañía Nacional de Música
A0301 Fundación Biblioteca Ayacucho
A0342 Fundación Casa Nacional de las Letras Andrés Bello
A0371 Fundación Vicente Emilio Sojo
A0372 Fundación Teatro Teresa Carreño
A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos
A0374 Fundación Librerías del Sur
A0375 Fundación Casa del Artista
A0378 Centro de la Diversidad Cultural
A0390 Fundación Cinemateca Nacional
A0417 Fundación Centro Nacional de la Fotografía (CENAF)
A0424 Fundación Museos Nacionales
A0449 Fundación Distribuidora Venezolana de la Cultura
A0450 Fundación Compañía Nacional de Danza
A0451 Fundación Villa del Cine
A0452 Fundación Misión Cultura

A0453 Fundación Editorial El Perro y La Rana
A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films
A0459 Fundación Red de Arte
A0462 Fundación Imprenta de la Cultura
A0469 Fundación Centro Nacional del Disco (CENDIS)
A0486 Fundación Centro Nacional de la Historia
A0821 Centro Nacional Autónomo de Cinematografía (CNAC)
A0829 Centro Nacional del Libro (CNL)
A0948 Instituto de las Artes Escénicas y Musicales
A0949 Instituto de las Artes de la Imagen y el Espacio

Ministerio del Poder Popular para el Deporte

A0049 Instituto Nacional de Deportes (IND)
A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR)
A0663 Instituto Nacional de Hipódromos (INH)
A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

Ministerio del Poder Popular para el Comercio

A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)
A0240 Superintendencia Nacional de Costos y Precios
A0463 Fundación Banco de Comercio Exterior (FUNDABANCOEX)
A0828 Servicio Autónomo de la Propiedad Intelectual (SAPI)
A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)

Ministerio del Poder Popular para la Salud

A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)
A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)
A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)
A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)
A0181 Servicio Autónomo Instituto de Biomedicina
A0306 Fundación "José Félix Ribas" (FUNDARIBAS)
A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"
A0446 Fundación Misión Barrio Adentro
A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)
A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)
A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)

A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)

A1602 Fundación Misión Niño Jesús

Ministerio del Poder Popular para Ciencia, Tecnología e Innovación

A0046 Instituto Nacional de Capacitación y Educación Socialista (INCES)

A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)

A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)

A0209 Centro Nacional de Tecnologías de Información (CNTI)

A0226 Academia de Ciencias Agrícolas de Venezuela (ACAV)

A0271 Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano

A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

A0313 Fundación Instituto de Estudios Avanzados (IDEA)

A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)

A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)

A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)

A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)

A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)

A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)

A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)

A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)

A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)

A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)

A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)

A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)

A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)

A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)

A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)

A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)

A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)

A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-

Barinas)
A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)
A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)
A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)
A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)
A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)
A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)
A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)
A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)
A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)
A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)
A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)
A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)
A0464 Fundación Infocentro
A0507 Fundación Conciencia Televisión
A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)
A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)
A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)
A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)

Ministerio del Poder Popular para las Comunas y los Movimientos Sociales

A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)
A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)
A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)
A0480 Fundación Misión Negra Hipólita
A0487 Fundación "Misión Che Guevara"
A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)
A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)
A0931 Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNNA)
A0950 Instituto Nacional de Servicios Sociales (INASS)

A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez

A0936 Instituto Nacional de la Mujer (INAMUJER)

Ministerio del Poder Popular para la Energía Eléctrica

A0292 Fundación "Instituto para el Desarrollo Energético Luis Zambrano"

A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

Ministerio del Poder Popular para Vivienda y Hábitat

A0251 Instituto Nacional de Tierras Urbanas

A0255 Superintendencia Nacional de Arrendamiento de Vivienda

A0444 Fundación Misión Hábitat

A0662 Instituto Nacional de la Vivienda (INAVI)

A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)

Consejo Federal de Gobierno

A0249 Fondo de Compensación Interterritorial

Ministerio del Poder Popular para la Juventud

A0938 Instituto Nacional del Poder Popular de la Juventud

Ministerio del Poder Popular para el Servicio Penitenciario

A0003 Instituto Autónomo Caja de Trabajo Penitenciario

A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)

Ministerio del Poder Popular para Transporte Acuático y Aéreo

A0517 Fundación de Desarrollo Nacional Aeroportuario y Portuario (FUNDENAP)

A0658 Instituto Aeropuerto Internacional de Maiquetía (IAIM)

A0932 Instituto Nacional de los Espacios Acuáticos (INEA)

A0939 Instituto Nacional de Aeronáutica Civil (INAC)

Ministerio del Poder Popular para Transporte Terrestre

A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)

A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)

A0659 Instituto de Ferrocarriles del Estado (IFE)

Ministerio del Poder Popular para Industrias

A0024 Corporación Venezolana de Guayana (CVG)

A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas

A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)

A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

Ministerio del Poder Popular de Finanzas

A0121 Superintendencia de las Instituciones del Sector Bancario (SUDEBAN)

A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)

A0185 Superintendencia Nacional de Valores

A0279 Superintendencia de Bienes Públicos

A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)

A0806 Fondo de Protección Social de los Depósitos Bancarios (FOGADE)

A0944 Superintendencia de Seguridad Social

A0955 Servicio Autónomo Comisión Nacional de Lotería (CONALOT)

A1370 Superintendencia de la Actividad Aseguradora

A1377 Bolsa Pública de Valores Bicentenaria

Ministerio del Poder Popular de Planificación

A0325 Fundación Escuela de Gerencia Social (FEGS)

A0455 Fundación Escuela Venezolana de Planificación

01

Asamblea Nacional

Asamblea Nacional

A0234 Fundación Cardiovascular de la Asamblea Nacional

A0238 Instituto de Previsión Social del Parlamentario

A0287 Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"

A0291 Fundación de Atención Integral al Pueblo Legislador

A0420 Fundación Televisora de la Asamblea Nacional (ANTV)

A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)

A0234

Fundación Cardiovascular de la Asamblea Nacional

FUNDACIÓN CARDIOVASCULAR DE LA ASAMBLEA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Cardiovascular de la Asamblea Nacional ha venido desarrollando una función preventiva bien destacada en el campo de la salud cardiovascular, la cual es reconocida por quienes saben de la importancia de esta institución, adscrita a la Asamblea Nacional, cuyo objetivo principal consiste en prestar atención médica a parlamentarios, parlamentarias, trabajadores, trabajadoras, personal pensionado y jubilado de la Asamblea Nacional, así como a los familiares de todos ellos.

Entendiendo lo vital del valor de la solidaridad y la inclusión dentro del marco de la política nacional de Responsabilidad Social, la Fundación se ha abierto a otros sectores de la comunidad con especial énfasis a quienes más lo necesitan, generalmente remitidos desde los centros públicos de salud con los cuales trabajan mancomunadamente.

Dentro del carácter universal, gratuito y orientado hacia lo que será el sistema público de salud y bajo los designios de la Carta Magna, en la Fundación Cardiovascular de la Asamblea Nacional se siguen orientando las acciones hacia la atención de las afecciones cardiovasculares, su prevención, tratamiento y rehabilitación en la población de escasos recursos y con miras de atender a mayor cantidad de personas y ampliar las especialidades de la institución para el año 2014.

Se tiene previsto realizar 10.179 servicios médicos y charlas informativas de prevención de las enfermedades cardiovasculares a personas con problemas de esta índole y con trastornos metabólicos a las cuales se les prestará atención médica especializada, traducidas en consultas de cardiología, endocrinología y nutrición, adicional a los estudios médicos complementarios que mejoren su calidad de vida.

Para llevar a cabo una gestión administrativa pulcra, ajustada a los requerimientos legales y controles establecidos para el buen uso de los recursos, la Asamblea Nacional, realiza las asignaciones presupuestarias correspondientes para el cumplimiento de las metas propuestas, con la finalidad de mejorar la calidad de vida principalmente de la comunidad parlamentaria, jubilados, pensionados, empleados, obreros, sus familiares, así como de la población en general, prestando especial atención a todas aquellas personas de menores recursos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**7.114.812**
INGRESOS CORRIENTES ORDINARIOS	7.114.812
TRANSFERENCIAS CORRIENTES	7.114.812
Transferencias corrientes del sector público	7.114.812
Transferencias corrientes internas recibidas del sector público	7.114.812
De la República	7.114.812
TOTAL RECURSOS	**7.114.812**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**7.099.812**
GASTOS DE CONSUMO	7.099.812
Remuneraciones	4.196.292
Sueldos, salarios y otras retribuciones	1.925.030
Beneficios y complementos de sueldos y salarios	1.112.839
Aportes patronales	766.741
Prestaciones sociales y otras indemnizaciones	391.682
Compra de bienes y servicios	2.616.256
Bienes de consumo	1.126.601
Servicios no personales	1.489.655
Impuestos indirectos	287.264
APLICACIONES FINANCIERAS	**15.000**
DISMINUCIÓN DE PASIVOS	15.000
Disminución de cuentas y efectos por pagar	15.000
Disminución de cuentas y efectos por pagar a corto plazo	15.000
Disminución cuentas por pagar a proveedores a corto plazo	15.000
TOTAL GASTOS	**7.114.812**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121175	Fortalecer la Atención a los Ciudadanos y Ciudadanas en las Áreas Cardiológicas, Metabólicas y de Nutrición.	consulta			10.139		5.446.567			5.446.567
TOTAL							**5.446.567**			**5.446.567**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.307.370			1.307.370
02	Gestión administrativa		360.875			360.875
TOTAL			**1.668.245**			**1.668.245**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**13**		**27**	**1.437.795**		**1.437.795**
Alto Nivel y de Dirección	1	1		2	195.800		195.800
Personal Administrativo	12	7		19	950.876		950.876
Personal Médico		5		5	237.719		237.719
Obrero	1			1	53.400		53.400
Personal Fijo a Tiempo Parcial	**5**	**6**		**11**	**383.590**		**383.590**
Personal Médico	5	6		11	383.590		383.590
Personal Contratado	**3**			**3**	**103.645**		**103.645**
Profesional y Técnico	3			3	103.645		103.645
TOTAL	22	19		41	1.925.030		1.925.030

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.196.292
4.02	Materiales, suministros y mercancías	1.126.601
4.03	Servicios no personales	1.776.919
4.11	Disminución de pasivos	15.000
	TOTAL	**7.114.812**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.114.812**
INGRESOS CORRIENTES ORDINARIOS	7.114.812
TRANSFERENCIAS CORRIENTES	7.114.812
Transferencias corrientes del sector público	7.114.812
Transferencias corrientes internas recibidas del sector público	7.114.812
De la República	7.114.812
Recursos Ordinarios	7.114.812
1.2 GASTOS CORRIENTES	**7.099.812**
GASTOS DE CONSUMO	7.099.812
Remuneraciones	4.196.292
Sueldos, salarios y otras retribuciones	1.925.030
Beneficios y complementos de sueldos y salarios	1.112.839
Aportes patronales	766.741
Prestaciones sociales y otras indemnizaciones	391.682
Compra de bienes y servicios	2.616.256
Bienes de consumo	1.126.601
Servicios no personales	1.489.655
Impuestos indirectos	287.264
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**15.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**15.000**
RECURSOS PROPIOS DE CAPITAL	15.000
Ahorro en cuenta corriente	15.000
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**15.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**15.000**
SUPERÁVIT FINANCIERO	15.000
3.2 APLICACIONES FINANCIERAS	**15.000**
DISMINUCIÓN DE PASIVOS	15.000
Disminución de cuentas y efectos por pagar	15.000
Disminución de cuentas y efectos por pagar a corto plazo	15.000
Disminución cuentas por pagar a proveedores a corto plazo	15.000

A0238

Instituto de Previsión Social del Parlamentario

INSTITUTO DE PREVISIÓN SOCIAL DEL PARLAMENTARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto de Previsión Social del Parlamentario, es un Instituto donde los parlamentarios activos son los responsables de involucrar y proporcionar mecanismos que permitan al pueblo ser un actor fundamental en los procesos legislativos y de control sobre el Gobierno y la Administración Pública, en este sentido el Instituto garantizará la protección social y económica a todos los parlamentarios para que cumplan de manera efectiva y eficaz sus funciones legislativas.

Dicho Instituto, fue creado con el fin de impulsar y promover servicios de calidad que aseguren el bienestar y la protección socio-económica a los Parlamentarios Activos, Suplentes, Jubilados y Pensionados (as), mediante una coordinación, supervisión y control de su póliza de Hospitalización Cirugía y Maternidad (HCM), Vida y Accidentes Personales, pago de jubilaciones y pensiones, administración de la caja de ahorro, ayudas especiales y otras actividades que este dirigidas en pro del beneficio de sus asociados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**71.868.778**
INGRESOS CORRIENTES ORDINARIOS	71.868.778
TRANSFERENCIAS CORRIENTES	71.868.778
Transferencias corrientes del sector público	71.868.778
Transferencias corrientes internas recibidas del sector público	71.868.778
De la República	71.868.778
TOTAL RECURSOS	**71.868.778**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**71.530.992**
GASTOS DE CONSUMO	24.991.496
Remuneraciones	22.939.808
Sueldos, salarios y otras retribuciones	1.951.343
Beneficios y complementos de sueldos y salarios	3.020.842
Aportes patronales	152.336
Prestaciones sociales y otras indemnizaciones	659.776
Asistencia socioeconómica	17.155.511
Compra de bienes y servicios	1.795.674
Bienes de consumo	685.202
Servicios no personales	1.110.472
Impuestos indirectos	256.014
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.539.496
Al sector privado	46.539.496
Transferencias corrientes al sector privado	46.539.496
Directas a personas	46.539.496
Pensiones y otros beneficios asociados	19.509.672
Jubilaciones y otros beneficios asociados	27.029.824
GASTOS DE CAPITAL	**337.786**
INVERSIÓN REAL DIRECTA	337.786
Formación bruta de capital fijo	337.786
Maquinaria, equipos y otros bienes muebles	337.786
TOTAL GASTOS	**71.868.778**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121174	Previsión y Protección Social del Parlamentario	Asignación económica			6.700		63.695.007			63.695.007
TOTAL							**63.695.007**			**63.695.007**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.784.297			5.784.297
02	Gestión administrativa		2.389.474			2.389.474
	TOTAL		**8.173.771**			**8.173.771**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**10**		**23**	**1.819.616**		**1.819.616**
Personal Administrativo	13	10		23	1.819.616		1.819.616
Personal Fijo a Tiempo Parcial	**1**			**1**	**20.187**		**20.187**
Personal Administrativo	1			1	20.187		20.187
Personal Contratado	**1**	**1**		**2**	**111.540**		**111.540**
Personal Administrativo	1	1		2	111.540		111.540
TOTAL	15	11		26	1.951.343		1.951.343

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**135**	**4**	**139**	**19.509.672**
Altos Funcionarios y de Elección Popular	135	4	139	19.509.672
Jubilados	**15**	**178**	**193**	**27.029.824**
Altos Funcionarios y de Elección Popular	15	178	193	27.029.824
TOTAL	150	182	332	46.539.496

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	22.939.808
4.02	Materiales, suministros y mercancías	685.202
4.03	Servicios no personales	1.366.486
4.04	Activos reales	337.786
4.07	Transferencias y donaciones	46.539.496
	TOTAL	**71.868.778**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**71.868.778**
INGRESOS CORRIENTES ORDINARIOS	71.868.778
TRANSFERENCIAS CORRIENTES	71.868.778
Transferencias corrientes del sector público	71.868.778
Transferencias corrientes internas recibidas del sector público	71.868.778
De la República	71.868.778
Recursos Ordinarios	71.868.778
1.2 GASTOS CORRIENTES	**71.530.992**
GASTOS DE CONSUMO	24.991.496
Remuneraciones	22.939.808
Sueldos, salarios y otras retribuciones	1.951.343
Beneficios y complementos de sueldos y salarios	3.020.842
Aportes patronales	152.336
Prestaciones sociales y otras indemnizaciones	659.776
Asistencia socioeconómica	17.155.511
Compra de bienes y servicios	1.795.674
Bienes de consumo	685.202
Servicios no personales	1.110.472
Impuestos indirectos	256.014
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.539.496
Al sector privado	46.539.496
Transferencias corrientes al sector privado	46.539.496
Directas a personas	46.539.496
Pensiones y otros beneficios asociados	19.509.672
Jubilaciones y otros beneficios asociados	27.029.824
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**337.786**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**337.786**
RECURSOS PROPIOS DE CAPITAL	337.786
Ahorro en cuenta corriente	337.786
2.2 GASTOS DE CAPITAL	**337.786**
INVERSIÓN REAL DIRECTA	337.786
Formación bruta de capital fijo	337.786
Maquinaria, equipos y otros bienes muebles	337.786
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0287

Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara"

FUNDACIÓN FONDO EDITORIAL DE LA ASAMBLEA NACIONAL "WILLIAN LARA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Fondo Editorial de la Asamblea Nacional "Willian Lara", fue creada según Resolución publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.047 de fecha 09/11/2012, para la difusión del desarrollo de la actividad legislativa en Venezuela, en el marco de la consolidación del pueblo legislador, para garantizar el desarrollo y acervo de la memoria histórica nacional.

Considerando que le corresponde a la Asamblea Nacional la difusión y promoción de la participación ciudadana, por medio de la selección, publicación y distribución de obras de calidad que contribuyan a la materialización e impulso del Pueblo Legislador, en la Fundación se han orientado las acciones hacia la programación de la línea editorial, priorizando la acción legislativa y el fortalecimiento de la participación activa y protagónica del Pueblo Legislador.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.928.504**
INGRESOS CORRIENTES ORDINARIOS	3.928.504
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	50.000
Venta de otros bienes y servicios	50.000
TRANSFERENCIAS CORRIENTES	3.878.504
Transferencias corrientes del sector público	3.878.504
Transferencias corrientes internas recibidas del sector público	3.878.504
De la República	3.878.504
INGRESOS DE CAPITAL	**24.400**
RECURSOS PROPIOS DE CAPITAL	24.400
Incremento de la depreciación y amortización acumuladas	24.400
TOTAL RECURSOS	**3.952.904**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.830.904**
GASTOS DE CONSUMO	3.830.904
Remuneraciones	2.096.603
Sueldos, salarios y otras retribuciones	523.854
Aportes patronales	78.590
Prestaciones sociales y otras indemnizaciones	412.593
Asistencia socioeconómica	366.146
Otros gastos de personal	715.420
Compra de bienes y servicios	1.709.901
Bienes de consumo	236.390
Servicios no personales	1.473.511
Depreciación y amortización	24.400
GASTOS DE CAPITAL	**122.000**
INVERSIÓN REAL DIRECTA	122.000
Formación bruta de capital fijo	122.000
Maquinaria, equipos y otros bienes muebles	122.000
TOTAL GASTOS	**3.952.904**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120773	Gestionar la Producción de Publicaciones de la Asamblea Nacional	Publicación			42	67.080	2.714.953			2.782.033
TOTAL						**67.080**	**2.714.953**			**2.782.033**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		732.040			732.040
02	Gestión administrativa	7.320	431.511			438.831
	TOTAL	**7.320**	**1.163.551**			**1.170.871**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**13**		**19**	**473.854**		**473.854**
Alto Nivel y de Dirección		1		1	39.072		39.072
Directivo	3	1		4	102.459		102.459
Profesional y Técnico	2	9		11	259.443		259.443
Personal de Investigación	1	2		3	72.880		72.880
Personal Contratado	**1**	**1**		**2**	**50.000**		**50.000**
Personal de Investigación		1		1	20.000		20.000
Obrero	1			1	30.000		30.000
TOTAL	**7**	**14**		**21**	**523.854**		**523.854**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.096.603
4.02	Materiales, suministros y mercancías	236.390
4.03	Servicios no personales	1.473.511
4.04	Activos reales	122.000
4.08	Otros gastos	24.400
	TOTAL	**3.952.904**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.928.504**
INGRESOS CORRIENTES ORDINARIOS	3.928.504
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	50.000
Venta de otros bienes y servicios	50.000
TRANSFERENCIAS CORRIENTES	3.878.504
Transferencias corrientes del sector público	3.878.504
Transferencias corrientes internas recibidas del sector público	3.878.504
De la República	3.878.504
Recursos Ordinarios	3.878.504
1.2 GASTOS CORRIENTES	**3.830.904**
GASTOS DE CONSUMO	3.830.904
Remuneraciones	2.096.603
Sueldos, salarios y otras retribuciones	523.854
Aportes patronales	78.590
Prestaciones sociales y otras indemnizaciones	412.593
Asistencia socioeconómica	366.146
Otros gastos de personal	715.420
Compra de bienes y servicios	1.709.901
Bienes de consumo	236.390
Servicios no personales	1.473.511
Depreciación y amortización	24.400
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**97.600**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**122.000**
RECURSOS PROPIOS DE CAPITAL	122.000
Ahorro en cuenta corriente	97.600
Incremento de la depreciación y amortización acumuladas	24.400
2.2 GASTOS DE CAPITAL	**122.000**
INVERSIÓN REAL DIRECTA	122.000
Formación bruta de capital fijo	122.000
Maquinaria, equipos y otros bienes muebles	122.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0291

Fundación de Atención Integral al Pueblo Legislador

FUNDACIÓN DE ATENCIÓN INTEGRAL AL PUEBLO LEGISLADOR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación de Atención Integral al Pueblo Legislador, fue creada según Resolución de la Asamblea Nacional publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.062 de fecha 30/11/2012, para la creación, coordinación y ejecuciones de programas sociales, así como garantizar apoyo y asistencia a los sectores sociales más necesitados del país, a fin de contribuir con elevar los niveles de desarrollo y bienestar social, y en consecuencia dignificar la calidad de vida de la población venezolana.

La Fundación, con la finalidad de cumplir con la meta social propuesta, orientará los recursos asignados a garantizar apoyo y asistencia a los sectores sociales más necesitados del país, con el fin de dignificar la calidad de vida de los venezolanos, a través de programas sociales que permitan a la población de menores recursos consolidar sus derechos humanos promoviendo valores superiores de justicia, igualdad, solidaridad, democracia y responsabilidad social, a los fines de promover la defensa y el desarrollo de las personas y su dignidad dando paso a una sociedad más igualitaria y justa, rumbo al socialismo, sustentado en el rol del Estado Social y Democrático de Derecho y de Justicia como lo consagra nuestra Constitución Nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**12.000.000**
INGRESOS CORRIENTES ORDINARIOS	12.000.000
TRANSFERENCIAS CORRIENTES	12.000.000
Transferencias corrientes del sector público	12.000.000
Transferencias corrientes internas recibidas del sector público	12.000.000
De la República	12.000.000
TOTAL RECURSOS	**12.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**12.000.000**
GASTOS DE CONSUMO	2.278.955
Remuneraciones	1.984.766
Sueldos, salarios y otras retribuciones	663.120
Beneficios y complementos de sueldos y salarios	25.947
Aportes patronales	1.026.504
Prestaciones sociales y otras indemnizaciones	185.735
Asistencia socioeconómica	83.460
Compra de bienes y servicios	247.389
Bienes de consumo	197.389
Servicios no personales	50.000
Impuestos indirectos	46.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.721.045
Al sector privado	9.721.045
Donaciones corrientes al sector privado	9.721.045
Donaciones a personas	9.721.045
TOTAL GASTOS	**12.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120798	Garantizar apoyo y asistencia a los sectores sociales más necesitados del país.	Persona			160		9.731.045			9.731.045
TOTAL							**9.731.045**			**9.731.045**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.984.766			1.984.766
02	Gestión administrativa		284.189			284.189
	TOTAL		**2.268.955**			**2.268.955**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2**	**2**		**4**	**477.600**		**477.600**
Alto Nivel y de Dirección		1		1	139.200		139.200
Directivo	2	1		3	338.400		338.400
TOTAL	**2**	**2**		**4**	**477.600**		**477.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.984.766
4.02	Materiales, suministros y mercancías	197.389
4.03	Servicios no personales	96.800
4.07	Transferencias y donaciones	9.721.045
	TOTAL	**12.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**12.000.000**
1.1 INGRESOS CORRIENTES	**12.000.000**
INGRESOS CORRIENTES ORDINARIOS	12.000.000
TRANSFERENCIAS CORRIENTES	12.000.000
Transferencias corrientes del sector público	12.000.000
Transferencias corrientes internas recibidas del sector público	12.000.000
De la República	12.000.000
Recursos Ordinarios	12.000.000
1.2 GASTOS CORRIENTES	**12.000.000**
GASTOS DE CONSUMO	2.278.955
Remuneraciones	1.984.766
Sueldos, salarios y otras retribuciones	663.120
Beneficios y complementos de sueldos y salarios	25.947
Aportes patronales	1.026.504
Prestaciones sociales y otras indemnizaciones	185.735
Asistencia socioeconómica	83.460
Compra de bienes y servicios	247.389
Bienes de consumo	197.389
Servicios no personales	50.000
Impuestos indirectos	46.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.721.045
Al sector privado	9.721.045
Donaciones corrientes al sector privado	9.721.045
Donaciones a personas	9.721.045
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0420

Fundación Televisora de la Asamblea Nacional (ANTV)

FUNDACIÓN TELEVISORA DE LA ASAMBLEA NACIONAL (ANTV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Televisora de la Asamblea Nacional (ANTV), fue creada mediante resolución administrativa de la Directiva de la Asamblea Nacional, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela el martes 15 de febrero de 2005, bajo el número 38.127 y registrada en el Registro Inmobiliario del Primer Circuito del Municipio Libertador del Distrito Federal, con fecha de otorgamiento para el día 24 de marzo de 2005, bajo el Número 33, Protocolo 1, Tomo 25.

La Fundación tiene como misión la creación de un canal de información, opinión y formación, de carácter político, cuyo contenido sea entretenido, ameno y dinámico, con altísima calidad y estética propia, que permita promover la participación ciudadana para la apropiación colectiva de la estructura política; y así impulsar y promover la contraloría social en el proceso de elaboración de leyes y su gestión pública, el respeto por el patrimonio de una nación pluricultural y multiétnica, el respeto a los derechos humanos, activación de procesos sociales y culturales, con el objeto de consolidar la autodeterminación e integración de los pueblos y la concepción pluripolar del orden mundial.

La visión es la de ser un canal formativo, con gran audiencia nacional que promueva el respeto y la tolerancia, a través de un lenguaje audiovisual innovador que conduzca a la audiencia al acontecer legislativo que adelanta la Asamblea Nacional.

Su objetivo general es la construcción de un medio de comunicación de carácter político y educativo que difunda el desarrollo del trabajo competente a la Asamblea Nacional, a fin de cumplir el mandato constitucional de consolidación de la democracia participativa y protagónica. En este sentido se propone:

- Crear una estructura televisiva nacional de alta calidad para la transmisión de contenidos.
- Ofrecer información de las actividades de la Asamblea Nacional (debates parlamentarios, trabajo de las comisiones, investigaciones, actos protocolares) de forma inmediata, creíble, veraz, balanceada y contextualizada.
- Difundir perspectivas diversas en torno a los grandes temas y preocupaciones nacionales para el fomento del debate y la conciencia crítica ciudadana.
- Fomentar la participación protagónica, organización y articulación de los pueblos mediante la creación de espacios para la difusión de las voces de la ciudadanía.
- Desarrollar espacios pedagógicos sobre las leyes promulgadas a fin de fomentar su cumplimiento.
- Difundir el trabajo de la Asamblea Nacional durante las 8.760 horas del año.
- Producir 3.313 horas de programas y noticieros de la realidad nacional e Internacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES ORDINARIOS	**38.484.268**
TRANSFERENCIAS CORRIENTES	38.484.268
Transferencias corrientes del sector público	38.484.268
Transferencias corrientes internas recibidas del sector público	38.484.268
De la República	38.484.268
TOTAL RECURSOS	**38.484.268**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**36.313.967**
GASTOS DE CONSUMO	36.313.967
Remuneraciones	27.958.400
Sueldos, salarios y otras retribuciones	7.110.591
Beneficios y complementos de sueldos y salarios	4.356.624
Aportes patronales	839.060
Prestaciones sociales y otras indemnizaciones	3.158.548
Asistencia socioeconómica	12.493.577
Compra de bienes y servicios	7.270.012
Bienes de consumo	3.490.333
Servicios no personales	3.779.679
Impuestos indirectos	1.085.555
GASTOS DE CAPITAL	**2.170.301**
INVERSIÓN REAL DIRECTA	2.170.301
Formación bruta de capital fijo	2.015.883
Maquinaria, equipos y otros bienes muebles	1.897.583
Construcciones de bienes de dominio privado	118.300
Bienes intangibles	154.418
TOTAL GASTOS	**38.484.268**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120439	Promoción de la Soberania Comunicacional a través de la Fundación Televisora de la Asamblea Nacional.	Hora			12.211		22.623.547			22.623.547
120506	Adecuación de la plataforma tecnológica televisiva al formato de Alta Definición (HD) de la Fundación Televisora de la Asamblea Nacional.	Sala			12		525.868			525.868
TOTAL							**23.149.415**			**23.149.415**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		9.476.896			9.476.896
02	Gestión administrativa		5.857.957			5.857.957
	TOTAL		**15.334.853**			**15.334.853**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**81**	**172**	**35**	**288**	**4.750.664**	**1.788.492**	**6.539.156**
Directivo	17	12	7	36	1.099.921	42.525	1.142.446
Profesional y Técnico	64	160	28	252	3.650.743	1.745.967	5.396.710
Personal Contratado	**18**	**47**		**65**	**571.435**		**571.435**
Profesional y Técnico	18	47		65	571.435		571.435
TOTAL	**99**	**219**	**35**	**353**	**5.322.099**	**1.788.492**	**7.110.591**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	27.958.400
4.02	Materiales, suministros y mercancías	3.490.333
4.03	Servicios no personales	4.865.234
4.04	Activos reales	2.170.301
	TOTAL	**38.484.268**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**38.484.268**
INGRESOS CORRIENTES ORDINARIOS	38.484.268
TRANSFERENCIAS CORRIENTES	38.484.268
Transferencias corrientes del sector público	38.484.268
Transferencias corrientes internas recibidas del sector público	38.484.268
De la República	38.484.268
Recursos Ordinarios	38.484.268
1.2 GASTOS CORRIENTES	**36.313.967**
GASTOS DE CONSUMO	36.313.967
Remuneraciones	27.958.400
Sueldos, salarios y otras retribuciones	7.110.591
Beneficios y complementos de sueldos y salarios	4.356.624
Aportes patronales	839.060
Prestaciones sociales y otras indemnizaciones	3.158.548
Asistencia socioeconómica	12.493.577
Compra de bienes y servicios	7.270.012
Bienes de consumo	3.490.333
Servicios no personales	3.779.679
Impuestos indirectos	1.085.555
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.170.301**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.170.301**
RECURSOS PROPIOS DE CAPITAL	2.170.301
Ahorro en cuenta corriente	2.170.301

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**2.170.301**
INVERSIÓN REAL DIRECTA	2.170.301
Formación bruta de capital fijo	2.015.883
Maquinaria, equipos y otros bienes muebles	1.897.583
Construcciones de bienes de dominio privado	118.300
Bienes intangibles	154.418
2.3 ESULTADO FINANCIERO : EQUILIBRIO	**0**

A1603

Fundación Radio de la Asamblea Nacional (A.N. RADIO)

FUNDACIÓN RADIO DE LA ASAMBLEA NACIONAL (A.N. RADIO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Radio de la Asamblea Nacional, es una emisora radial de carácter pública, que tiene como objetivo la difusión de la Gestión Parlamentaria, en el ámbito Nacional y Regional. Como medio de comunicación de carácter político y educativo difunde el desarrollo del trabajo competente a la Asamblea Nacional.

La Fundación orientará los recursos asignados a la consolidación de la democracia participativa y protagónica, dando cobertura a su premisa fundamental que se enmarca en mantener la transmisión del trabajo parlamentario, que permita el fortalecimiento del Sistema Bolivariano de Comunicación e Información desde la Radio de la Asamblea Nacional.

Se tiene previsto, que con la infraestructura y plataforma tecnológica con la que se cuenta, continuar manteniendo en marcha todas y cada una de las actividades previstas, con la expectativa clara de poder cubrir otros espacios de nuestra geografía nacional de la mano del posicionamiento que en la actualidad estamos manejando.

Con la ejecución de los recursos presupuestarios, la Fundación busca convertirse en prestadores de servicios de radiodifusión con cobertura en los cinco municipios de caracas, asumiendo como premisa fundamental la elaboración de contenidos informativos innovadores y siendo defensores de la riqueza cultural venezolana, para ser una tribuna del Poder Legislativo y del pueblo para la construcción del Estado Social de derecho y de justicia a partir de la ejecución de una política comunicacional que desde el Estado se decida, para así romper con el cerco mediático de las empresas privadas de comunicación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.560.256**
INGRESOS CORRIENTES ORDINARIOS	3.560.256
TRANSFERENCIAS CORRIENTES	3.560.256
Transferencias corrientes del sector público	3.560.256
Transferencias corrientes internas recibidas del sector público	3.560.256
De la República	3.560.256
TOTAL RECURSOS	**3.560.256**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.560.256**
GASTOS DE CONSUMO	3.560.256
Remuneraciones	3.092.281
Sueldos, salarios y otras retribuciones	839.370
Beneficios y complementos de sueldos y salarios	912.559
Aportes patronales	118.658
Prestaciones sociales y otras indemnizaciones	328.273
Asistencia socioeconómica	893.421
Compra de bienes y servicios	467.975
Bienes de consumo	150.000
Servicios no personales	317.975
TOTAL GASTOS	**3.560.256**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121137	Fortalecer el Sistema Bolivariano de Comunicación e Información desde la Radio de la Asamblea Nacional	Hora			9.072		2.210.916			2.210.916
TOTAL							**2.210.916**			**2.210.916**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.349.340			1.349.340
TOTAL			**1.349.340**			**1.349.340**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7**	**6**		**13**	**541.290**		**541.290**
Profesional y Técnico	5	6		11	475.400		475.400
Personal Administrativo	2			2	65.890		65.890
Personal Contratado	**4**	**3**		**7**	**298.080**		**298.080**
Profesional y Técnico	4	3		7	298.080		298.080
TOTAL	**11**	**9**		**20**	**839.370**		**839.370**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.092.281
4.02	Materiales, suministros y mercancías	150.000
4.03	Servicios no personales	317.975
	TOTAL	**3.560.256**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.560.256**
INGRESOS CORRIENTES ORDINARIOS	3.560.256
TRANSFERENCIAS CORRIENTES	3.560.256
Transferencias corrientes del sector público	3.560.256
Transferencias corrientes internas recibidas del sector público	3.560.256
De la República	3.560.256
Recursos Ordinarios	3.560.256
1.2 GASTOS CORRIENTES	**3.560.256**
GASTOS DE CONSUMO	3.560.256
Remuneraciones	3.092.281
Sueldos, salarios y otras retribuciones	839.370
Beneficios y complementos de sueldos y salarios	912.559
Aportes patronales	118.658
Prestaciones sociales y otras indemnizaciones	328.273
Asistencia socioeconómica	893.421
Compra de bienes y servicios	467.975
Bienes de consumo	150.000
Servicios no personales	317.975
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

02

Contraloría General de la República

Contraloría General de la República

A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)

A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)

A0398

Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)

FUNDACIÓN INSTITUTO DE ALTOS ESTUDIOS DE CONTROL FISCAL Y AUDITORIA DE ESTADO GUMERSINDO TORRES (COFAE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el año 2014 se propone la racionalización de los gastos de funcionamiento con base en la sana administración, que permitan brindar un servicio de capacitación técnica especializada de óptima calidad, como corresponde a un centro de altos estudios.

El fortalecimiento de la plataforma tecnológica, como apoyo a la gestión académica: videoconferencias, sistema de información documental bibliotecaria y avances en proyectos web.

De igual manera se propone actualizar la plataforma informática, consolidar y ampliar la educación a distancia, para con ello disminuir los gastos operativos.

Durante el año 2014 incrementará los servicios académicos, a través del aumento del número de actividades académicas, principalmente, con programas de capacitación que atenderán a las diferentes formas de organización del Poder Popular (Consejos Comunales, Empresas de Producción Social, entre otros), así como los Órganos financiadores de estos.

De igual forma, COFAE como el Centro de Altos de Estudios de la Contraloría General de la República, asume el liderazgo académico en la homologación de criterios metodológicos en la capacitación de las Contralorías de Estado, Municipios y las Unidades de Auditoría Internas a través de sus diferentes modalidades de capacitación.

El aumento también vendrá dado por la continuación de programas de capacitación para la Contraloría General de la República y por la captación de nuevos participantes de distintos organismos públicos y privados capacitando a una población aproximada de 8.300 participantes en sus actividades presenciales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**8.300.317**
INGRESOS CORRIENTES ORDINARIOS	8.300.317
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.800.317
Venta de otros bienes y servicios	6.800.317
TRANSFERENCIAS CORRIENTES	1.500.000
Transferencias corrientes del sector público	1.500.000
Transferencias corrientes internas recibidas del sector público	1.500.000
De la República	1.500.000
FUENTES DE FINANCIAMIENTO	**20.482.183**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.482.183
Disminución de otros activos financieros	20.482.183
Disminución de disponibilidades	20.482.183
Disminución de bancos	20.482.183
TOTAL RECURSOS	**28.782.500**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**28.422.700**
GASTOS DE CONSUMO	28.422.700
Remuneraciones	13.514.025
Sueldos, salarios y otras retribuciones	5.171.828
Beneficios y complementos de sueldos y salarios	4.510.045
Aportes patronales	1.118.588
Prestaciones sociales y otras indemnizaciones	1.673.356
Asistencia socioeconómica	1.040.208
Compra de bienes y servicios	13.491.981
Bienes de consumo	6.372.504
Servicios no personales	7.119.477
Impuestos indirectos	1.416.694
GASTOS DE CAPITAL	**359.800**
INVERSIÓN REAL DIRECTA	349.800
Formación bruta de capital fijo	349.800
Maquinaria, equipos y otros bienes muebles	349.800
TRANSFERENCIAS Y DONACIONES DE CAPITAL	10.000
Al sector privado	10.000
Transferencias de capital al sector privado	10.000
A personas	10.000
TOTAL GASTOS	**28.782.500**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121953	Investigación, desarrollo y asesoría en gestión pública y control fiscal	documento			53	5.094.673				5.094.673
122410	Actualización, nivelación en Gestión Pública y Control Fiscal	curso			352	8.840.062	1.500.000			10.340.062
122511	Formación de Especialistas en Auditoría de Estado y Control Fiscal	curso			1	954.253				954.253
122557	Gestión Promocional, Comunicacional y Cultural	evento			18	6.419.862				6.419.862
TOTAL						**21.308.850**	**1.500.000**			**22.808.850**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.473.126				2.473.126
02	Gestión administrativa	3.500.524				3.500.524
TOTAL		**5.973.650**				**5.973.650**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**2**	**5**	**12**	**2.558.160**	**360.624**	**2.918.784**
Alto Nivel y de Dirección	2	1	1	4	1.493.484		1.493.484
Personal Docente	3	1	4	8	1.064.676	360.624	1.425.300
Personal Contratado	**49**	**21**		**70**	**2.253.044**		**2.253.044**
Personal Docente	49	21		70	2.253.044		2.253.044
TOTAL	**54**	**23**	**5**	**82**	**4.811.204**	**360.624**	**5.171.828**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	13.514.025
4.02	Materiales, suministros y mercancías	6.372.504
4.03	Servicios no personales	8.536.171
4.04	Activos reales	349.800
4.07	Transferencias y donaciones	10.000
	TOTAL	**28.782.500**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.300.317**
INGRESOS CORRIENTES ORDINARIOS	8.300.317
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.800.317
Venta de otros bienes y servicios	6.800.317
TRANSFERENCIAS CORRIENTES	1.500.000
Transferencias corrientes del sector público	1.500.000
Transferencias corrientes internas recibidas del sector público	1.500.000
De la República	1.500.000
Recursos Ordinarios	1.500.000
1.2 GASTOS CORRIENTES	**28.422.700**
GASTOS DE CONSUMO	28.422.700
Remuneraciones	13.514.025
Sueldos, salarios y otras retribuciones	5.171.828
Beneficios y complementos de sueldos y salarios	4.510.045
Aportes patronales	1.118.588
Prestaciones sociales y otras indemnizaciones	1.673.356
Asistencia socioeconómica	1.040.208
Compra de bienes y servicios	13.491.981
Bienes de consumo	6.372.504
Servicios no personales	7.119.477
Impuestos indirectos	1.416.694
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(20.122.383)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(20.122.383)**
RECURSOS PROPIOS DE CAPITAL	(20.122.383)
Desahorro en cuenta corriente	(20.122.383)
2.2 GASTOS DE CAPITAL	**359.800**
INVERSIÓN REAL DIRECTA	349.800
Formación bruta de capital fijo	349.800
Maquinaria, equipos y otros bienes muebles	349.800
TRANSFERENCIAS Y DONACIONES DE CAPITAL	10.000
Al sector privado	10.000
Transferencias de capital al sector privado	10.000
A personas	10.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(20.482.183)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**20.482.183**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.482.183
Disminución de otros activos financieros	20.482.183
Disminución de disponibilidades	20.482.183
Disminución de bancos	20.482.183
3.2 APLICACIONES FINANCIERAS	**20.482.183**
DÉFICIT FINANCIERO	20.482.183

A0416

Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)

FUNDACIÓN PARA LOS SERVICIOS DE SALUD Y PREVISIÓN SOCIAL DE LA CONTRALORÍA GENERAL DE LA REPÚBLICA (SERSACON)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON), busca implementar los planes y ejecutar las actividades orientadas a garantizar la asistencia médica preventiva, ambulatoria y hospitalaria del personal de la Contraloría General de la República y de su grupo familiar así como su respectivo financiamiento dentro de los límites y términos que se establezcan al efecto.

En este sentido, la Fundación orienta sus actividades a la implementación de la estructura con la cual poder cumplir su objetivo general, lo cual supone la realización de un cronograma de actividades de carácter operativo a ejecutarse durante todo el año, apoyándose en una plantilla de personal de la Contraloría General de la República.

La Fundación cuenta con dos (2) proyectos claramente diferenciados en cuanto a los objetivos que se pretenden cumplir y los recursos asignados para ello:

- Servicio Médico y Asistencia Social
- Previsión Social, Esparcimiento y Recreación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**50.483.818**
INGRESOS CORRIENTES ORDINARIOS	50.483.818
TRANSFERENCIAS CORRIENTES	50.483.818
Transferencias corrientes del sector público	50.483.818
Transferencias corrientes internas recibidas del sector público	50.483.818
De la República	50.483.818
TOTAL RECURSOS	**50.483.818**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**48.847.043**
GASTOS DE CONSUMO	48.847.043
Compra de bienes y servicios	48.836.773
Bienes de consumo	3.796.397
Servicios no personales	45.040.376
Impuestos indirectos	10.270
GASTOS DE CAPITAL	**1.399.275**
INVERSIÓN REAL DIRECTA	1.399.275
Formación bruta de capital fijo	1.399.275
Maquinaria, equipos y otros bienes muebles	1.399.275
APLICACIONES FINANCIERAS	**237.500**
DISMINUCIÓN DE PASIVOS	237.500
Disminución de cuentas y efectos por pagar	237.500
Disminución de cuentas y efectos por pagar a mediano y largo plazo	237.500
Disminución de efectos a pagar a proveedores a mediano y largo plazo	237.500
TOTAL GASTOS	**50.483.818**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122509	Servicio Medico y Asistencia Social	caso			8.600		41.138.625			41.138.625
122699	Previsión Social, Esparcimiento y Recreación.	actividad			65		9.345.193			9.345.193
TOTAL							50.483.818			50.483.818

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.02	Materiales, suministros y mercancías	3.796.397
4.03	Servicios no personales	45.050.646
4.04	Activos reales	1.399.275
4.11	Disminución de pasivos	237.500
	TOTAL	**50.483.818**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**50.483.818**
INGRESOS CORRIENTES ORDINARIOS	50.483.818
TRANSFERENCIAS CORRIENTES	50.483.818
Transferencias corrientes del sector público	50.483.818
Transferencias corrientes internas recibidas del sector público	50.483.818
De la República	50.483.818
Recursos Ordinarios	50.483.818
1.2 GASTOS CORRIENTES	**48.847.043**
GASTOS DE CONSUMO	48.847.043
Compra de bienes y servicios	48.836.773
Bienes de consumo	3.796.397
Servicios no personales	45.040.376
Impuestos indirectos	10.270
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.636.775**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.636.775**
RECURSOS PROPIOS DE CAPITAL	1.636.775
Ahorro en cuenta corriente	1.636.775
2.2 GASTOS DE CAPITAL	**1.399.275**
INVERSIÓN REAL DIRECTA	1.399.275
Formación bruta de capital fijo	1.399.275
Maquinaria, equipos y otros bienes muebles	1.399.275

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**237.500**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**237.500**
SUPERÁVIT FINANCIERO	237.500
3.2 APLICACIONES FINANCIERAS	**237.500**
DISMINUCIÓN DE PASIVOS	237.500
Disminución de cuentas y efectos por pagar	237.500
Disminución de cuentas y efectos por pagar a mediano y largo plazo	237.500
Disminución de efectos a pagar a proveedores a mediano y largo plazo	237.500

03

Consejo Nacional Electoral

Consejo Nacional Electoral

A0248 Fundación Instituto de Altos Estudios del Poder Electoral

A0248

Fundación Instituto de Altos Estudios del Poder Electoral

FUNDACIÓN INSTITUTO DE ALTOS ESTUDIOS DEL PODER ELECTORAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Política de Gastos de la Fundación para el año 2014, está enmarcada en los lineamientos establecidos en materia electoral por el órgano de adscripción como es el Consejo Nacional Electoral.

La distribución del Presupuesto, se orienta principalmente a actividades de funcionamiento y a la ejecución del proyecto planteado con acciones específicas que requieren de bajos recursos financieros, para lo cual se establecen como estrategias las siguientes:

- Racionalizar los gastos de funcionamiento del Instituto a montos mínimos imprescindibles para brindar un servicio de formación especializada.
- Impartir estudios de alto nivel en materia electoral, registro civil y ciencias afines, con funcionarios del Consejo Nacional Electoral especializados en la materia.
- Simplificar los procesos de edición y publicación de obras.

En cuanto a la cobertura de los servicios a prestar la Fundación Instituto de Altos Estudios del Poder Electoral (IAEPE) tiene como objetivo, cumplir con las siguientes actividades:

- Dirigir la formación integral con miras a obtener 750 participantes en las actividades presenciales.
- Atender a través del Centro de Documentación e Información a 2.000 usuarios.
- Realizar 10 investigaciones, con el objetivo de fortalecer los contenidos programáticos de las distintas áreas formativas de la Fundación.
- Editar y publicar 11 obras relacionadas con la materia electoral, registro civil, cultural y afines, destinados a la venta o donaciones.
- Promocionar intercambios con instituciones homólogas, dentro y fuera del país, en materia de investigación y formación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**25.000**
INGRESOS CORRIENTES ORDINARIOS	25.000
TRANSFERENCIAS CORRIENTES	25.000
Transferencias corrientes del sector público	25.000
Transferencias corrientes internas recibidas del sector público	25.000
De la República	25.000
TOTAL RECURSOS	**25.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**25.000**
GASTOS DE CONSUMO	25.000
Compra de bienes y servicios	22.322
Bienes de consumo	21.250
Servicios no personales	1.072
Impuestos indirectos	2.678
TOTAL GASTOS	**25.000**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122776	Consolidación de la escuela del pensamiento del Poder Electoral	participante			750		20.048			20.048
TOTAL							**20.048**			**20.048**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa		4.952			4.952
TOTAL			**4.952**			**4.952**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.02	Materiales, suministros y mercancías	21.250
4.03	Servicios no personales	3.750
	TOTAL	**25.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**25.000**
INGRESOS CORRIENTES ORDINARIOS	25.000
TRANSFERENCIAS CORRIENTES	25.000
Transferencias corrientes del sector público	25.000
Transferencias corrientes internas recibidas del sector público	25.000
De la República	25.000
Recursos Ordinarios	25.000
1.2 GASTOS CORRIENTES	**25.000**
GASTOS DE CONSUMO	25.000
Compra de bienes y servicios	22.322
Bienes de consumo	21.250
Servicios no personales	1.072
Impuestos indirectos	2.678
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

06

Ministerio del Poder Popular para Relaciones Exteriores

Ministerio del Poder Popular para Relaciones Exteriores

A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

A0170

Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS DIPLOMÁTICOS PEDRO GUAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto de Altos Estudios Diplomáticos Pedro Gual, tiene sus objetivos enmarcados en el Decreto de Creación N° 484 de fecha 28 de febrero de 1991, por tanto a través de su proyecto fundamental "Formación integral especializada en relaciones internacionales y política exterior", atenderá para el próximo ejercicio fiscal los cursos y las labores de documentación e investigación requeridas para cubrir las necesidades que tiene el país, a fin de preparar funcionarios que participen en forma eficiente y eficaz, en lo que respecta a relaciones diplomáticas.

Con la finalidad de apuntalar la gestión del Instituto, principalmente en lo que se refiere a intercambio interinstitucional, se ha programado para el año 2014, la suscripción de convenios y la realización de eventos con diversas Academias Diplomáticas y Universidades, tanto del país como del exterior. Igualmente, tiene previsto desarrollar cursos con la participación de 1.400 funcionarios del Ministerio del Poder Popular para Relaciones Exteriores y de otros organismos públicos de la Administración Central; asimismo, se desarrollarán proyectos de investigación, que originarán 20 publicaciones en el año.

Para la concreción de estas metas, este organismo contará con un presupuesto de Bs. 16.360.713.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**11.200.000**
INGRESOS CORRIENTES ORDINARIOS	11.200.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	11.000.000
Transferencias corrientes del sector público	11.000.000
Transferencias corrientes internas recibidas del sector público	11.000.000
De la República	11.000.000
INGRESOS DE CAPITAL	**60.000**
RECURSOS PROPIOS DE CAPITAL	60.000
Incremento de la depreciación y amortización acumuladas	60.000
FUENTES DE FINANCIAMIENTO	**5.100.713**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.100.713
Disminución de otros activos financieros	5.100.713
Disminución de disponibilidades	5.100.713
Disminución de caja	5.100.713
TOTAL RECURSOS	**16.360.713**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**15.935.713**
GASTOS DE CONSUMO	14.435.713
Remuneraciones	8.130.090
Sueldos, salarios y otras retribuciones	3.118.505
Beneficios y complementos de sueldos y salarios	3.399.834
Aportes patronales	993.662
Prestaciones sociales y otras indemnizaciones	618.089
Compra de bienes y servicios	6.245.623
Bienes de consumo	1.585.418
Servicios no personales	4.660.205
Depreciación y amortización	60.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector público	1.500.000
Donaciones corrientes al sector público	1.500.000
A la República	1.500.000
GASTOS DE CAPITAL	**425.000**
INVERSIÓN REAL DIRECTA	425.000
Formación bruta de capital fijo	425.000
Maquinaria, equipos y otros bienes muebles	425.000
TOTAL GASTOS	**16.360.713**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120.232	Formación integral especializada en relaciones internacionales y política exterior	Participante			1.400	712.696	11.000.000			11.712.696
TOTAL						**712.696**	**11.000.000**			**11.712.696**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	4.648.017				4.648.017
TOTAL		**4.648.170**				**4.648.017**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**71**	**67**		**138**	**3.118.505**		**3.118.505**
Administrativo	21	17		38	2.001.065		2.001.065
Docente	50	50		100	1.117.440		1.117.440
TOTAL	**71**	**67**		**138**	**3.118.505**		**3.118.505**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	8.130.090
4.02	Materiales, suministros y mercancías	1.585.418
4.03	Servicios no personales	4.660.205
4.04	Activos reales	425.000
4.07	Transferencias y donaciones	1.500.000
4.08	Otros gastos	60.000
	TOTAL	**16.360.713**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**11.200.000**
INGRESOS CORRIENTES ORDINARIOS	11.200.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	11.000.000
Transferencias corrientes del sector público	11.000.000
Transferencias corrientes internas recibidas del sector público	11.000.000
De la República (Ministerio del Poder Popular para Relaciones Exteriores)	11.000.000
Recursos Ordinarios	11.000.000
1.2 GASTOS CORRIENTES	**15.935.713**
GASTOS DE CONSUMO	14.435.713
Remuneraciones	8.130.090
Sueldos, salarios y otras retribuciones	3.118.505
Beneficios y complementos de sueldos y salarios	3.399.834
Aportes patronales	993.662
Prestaciones sociales y otras indemnizaciones	618.089
Compra de bienes y servicios	6.245.623
Bienes de consumo	1.585.418
Servicios no personales	4.660.205
Depreciación y amortización	60.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector público	1.500.000
Donaciones corrientes al sector público	1.500.000
A la República	1.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(4.735.713)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(4.675.713)**
RECURSOS PROPIOS DE CAPITAL	(4.675.713)
(Desahorro) en cuenta corriente	(4.735.713)
Incremento de la depreciación y amortización acumuladas	60.000
2.2 GASTOS DE CAPITAL	**425.000**
INVERSIÓN REAL DIRECTA	425.000
Formación bruta de capital fijo	425.000
Maquinaria, equipos y otros bienes muebles	425.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(5.100.713)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.100.713**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.100.713
Disminución de otros activos financieros	5.100.713
Disminución de disponibilidades	5.100.713
Disminución de caja	5.100.713
3.2 APLICACIONES FINANCIERAS	**5.100.713**
DÉFICIT FINANCIERO	5.100.713

08

Ministerio del Poder Popular para la Defensa

Ministerio del Poder Popular para la Defensa

A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)

A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)

A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)

A0066 Servicio Autónomo de Salud de la Fuerza Armada Nacional (SASFAN)

A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)

A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

A0192 Oficina Coordinadora de Hidrografía y Navegación (OCHINA)

A0193 Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

A0194 Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)

A0195 Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

A0293 Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)

A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)

A0485 Fundación de Cardiología Integral (FUNDACARDIN)

A1375 Universidad Militar Bolivariana de Venezuela (UMBV)

A0005

Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)

INSTITUTO AUTÓNOMO CÍRCULO DE LAS FUERZAS ARMADAS (IACFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La misión del Instituto es contribuir a una mayor identificación entre los profesionales de la Institución Armada, lo cual permite el incremento de la vida social de ellos y sus familiares, en consecuencia, el Círculo de las Fuerzas Armadas funcionará como centro de recepciones, de cultura intelectual y física, de esparcimiento o recreación y de alojamiento.

Su visión es ser una organización dotada de recursos humanos, materiales y financieros de alta calidad, para lograr la autogestión y el autofinanciamiento en el mediano plazo, lo que permitirá proporcionar un óptimo servicio en las áreas de recreación y alojamiento a los socios, sus familiares y demás usuarios en un ambiente integrador con una sólida imagen y credibilidad, logrando con esto ubicarse entre los primeros clubes del país.

Su actividad principal es brindar a sus socios militares y civiles un excelente servicio en materia de recreación, alojamiento y bienestar.

Dentro del nuevo enfoque de desarrollo del país, la función del IACFA está enmarcada dentro de los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, y para alcanzar sus objetivos se establece el logro de un Proyecto Presupuestario específico: "Servicios de Relación Social Integral", el cual se complementará con tres (3) Acciones Centralizadas de apoyo, siguiendo las directrices emanadas del Ministerio del Poder Popular para la Defensa.

El aporte del Ejecutivo Nacional se utilizará para cubrir parcialmente el gasto de personal. El personal activo del IACFA está conformado por 1.049 trabajadores; y el personal pasivo asciende a 208.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**364.384.856**
INGRESOS CORRIENTES ORDINARIOS	364.384.856
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	272.543.387
Venta de otros bienes y servicios	272.543.387
INGRESOS DE LA PROPIEDAD	11.496.967
Intereses	239.344
Intereses internos	239.344
Intereses por depósitos	239.344
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	11.257.623
Alquileres	11.257.623
TRANSFERENCIAS CORRIENTES	24.000.000
Transferencias corrientes del sector público	24.000.000
Transferencias corrientes internas recibidas del sector público	24.000.000
De la República	24.000.000
OTROS INGRESOS	56.344.502
Otros ingresos ordinarios	56.344.502
INGRESOS DE CAPITAL	**5.505.742**
RECURSOS PROPIOS DE CAPITAL	5.505.742
Incremento de la depreciación y amortización acumuladas	5.505.742
TOTAL RECURSOS	**369.890.598**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**325.190.862**
GASTOS DE CONSUMO	241.700.213
Remuneraciones	145.676.250
Sueldos, salarios y otras retribuciones	67.472.344
Beneficios y complementos de sueldos y salarios	32.896.008
Aportes patronales	6.598.402
Prestaciones sociales y otras indemnizaciones	14.500.620
Asistencia socioeconómica	24.208.876
Compra de bienes y servicios	84.789.194
Bienes de consumo	37.793.535
Servicios no personales	46.995.659
Impuestos indirectos	5.729.027
Depreciación y amortización	5.505.742
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.316.223
Al sector privado	9.276.770
Transferencias corrientes al sector privado	9.276.770
Directas a personas	9.276.770
Pensiones y otros beneficios asociados	2.720.592
Jubilaciones y otros beneficios asociados	6.556.178
Al sector público	36.039.453
Transferencias corrientes al sector público	36.039.453
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	36.039.453
OTROS GASTOS CORRIENTES	38.174.426
Otros gastos corrientes	38.174.426
Bienes y servicios para la venta	38.174.426

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**24.857.640**
INVERSIÓN REAL DIRECTA	24.857.640
Formación bruta de capital fijo	24.050.554
Maquinaria, equipos y otros bienes muebles	12.123.992
Construcciones de bienes de dominio privado	11.926.562
Bienes intangibles	807.086
APLICACIONES FINANCIERAS	**19.842.096**
INVERSIÓN FINANCIERA	18.867.616
Incremento de otros activos financieros	18.867.616
Incremento de disponibilidades	18.867.616
Incremento de caja	18.867.616
DISMINUCIÓN DE PASIVOS	974.480
Disminución de cuentas y efectos por pagar	974.480
Disminución de cuentas y efectos por pagar a mediano y largo plazo	974.480
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	974.480
TOTAL GASTOS	**369.890.598**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120183	Servicios de Relación Social Integral	servicio			270.451.615	246.451.615	24.000.000			270.451.615
TOTAL						**246.451.615**	**24.000.000**			**270.451.615**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	34.280.664				34.280.664
02	Gestión administrativa	19.842.096				19.842.096
03	Previsión y protección social	45.316.223				45.316.223
TOTAL		**99.438.983**				**99.438.983**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**505**	**452**	**48**	**1.005**	**37.207.295**	**5.508.020**	**42.715.315**
Profesional y Técnico	94	16	6	116	4.789.193	722.190	5.511.383
Personal Administrativo	61	14	12	87	3.591.894	541.643	4.133.537
Obrero	350	422	30	802	28.826.208	4.244.187	33.070.395
Personal Fijo a Tiempo Parcial		**6**		**6**	**229.037**		**229.037**
Obrero		6		6	229.037		229.037
Personal Contratado	**10**	**28**		**38**	**1.850.263**		**1.850.263**
Obrero	10	28		38	1.850.263		1.850.263
TOTAL	**515**	**486**	**48**	**1.049**	**39.286.595**	**5.508.020**	**44.794.615**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**35**	**26**	**61**	**2.721.305**
Empleados	10	7	17	2.721.305
Jubilados	**54**	**93**	**147**	**6.555.465**
Obreros	24	65	89	6.555.465
TOTAL	**89**	**119**	**208**	**9.276.770**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	145.676.250
4.02	Materiales, suministros y mercancías	75.967.961
4.03	Servicios no personales	52.724.686
4.04	Activos reales	24.857.640
4.05	Activos financieros	18.867.616
4.07	Transferencias y donaciones	45.316.223
4.08	Otros gastos	5.505.742
4.11	Disminución de pasivos	974.480
	TOTAL	**369.890.598**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**364.384.856**
INGRESOS CORRIENTES ORDINARIOS	364.384.856
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	272.543.387
Venta de otros bienes y servicios	272.543.387
INGRESOS DE LA PROPIEDAD	11.496.967
Intereses	239.344
Intereses internos	239.344
Intereses por depósitos	239.344
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	11.257.623
Alquileres	11.257.623
TRANSFERENCIAS CORRIENTES	24.000.000
Transferencias corrientes del sector público	24.000.000
Transferencias corrientes internas recibidas del sector público	24.000.000
De la República	24.000.000
Recursos Ordinarios	24.000.000
OTROS INGRESOS	56.344.502
Otros ingresos ordinarios	56.344.502
1.2 GASTOS CORRIENTES	**325.190.862**
GASTOS DE CONSUMO	241.700.213
Remuneraciones	145.676.250
Sueldos, salarios y otras retribuciones	67.472.344
Beneficios y complementos de sueldos y salarios	32.896.008
Aportes patronales	6.598.402
Prestaciones sociales y otras indemnizaciones	14.500.620
Asistencia socioeconómica	24.208.876

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Compra de bienes y servicios	84.789.194
Bienes de consumo	37.793.535
Servicios no personales	46.995.659
Impuestos indirectos	5.729.027
Depreciación y amortización	5.505.742
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.316.223
Al sector privado	9.276.770
Transferencias corrientes al sector privado	9.276.770
Directas a personas	9.276.770
Pensiones y otros beneficios asociados	2.720.592
Jubilaciones y otros beneficios asociados	6.556.178
Al sector público	36.039.453
Transferencias corrientes al sector público	36.039.453
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	36.039.453
OTROS GASTOS CORRIENTES	38.174.426
Otros gastos corrientes	38.174.426
Bienes y servicios para la venta	38.174.426
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**39.193.994**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**44.699.736**
RECURSOS PROPIOS DE CAPITAL	44.699.736
Ahorro/ Desahorro en cuenta corriente	39.193.994
Incremento de la depreciación y amortización acumuladas	5.505.742
2.2 GASTOS DE CAPITAL	**24.857.640**
INVERSIÓN REAL DIRECTA	24.857.640
Formación bruta de capital fijo	24.050.554
Maquinaria, equipos y otros bienes muebles	12.123.992

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Construcciones de bienes de dominio privado	11.926.562
Bienes intangibles	807.086
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**19.842.096**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**19.842.096**
SUPERÁVIT FINANCIERO	19.842.096
3.2 APLICACIONES FINANCIERAS	**19.842.096**
INVERSIÓN FINANCIERA	18.867.616
Incremento de otros activos financieros	18.867.616
Incremento de disponibilidades	18.867.616
Incremento de caja	18.867.616
DISMINUCIÓN DE PASIVOS	974.480
Disminución de cuentas y efectos por pagar	974.480
Disminución de cuentas y efectos por pagar a mediano y largo plazo	974.480
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	974.480

A0044

Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)

INSTITUTO DE OFICIALES DE LAS FUERZAS ARMADAS EN SITUACIÓN DE RETIRO (IORFAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN), como organismo encargado de agrupar a todos los Oficiales que se encuentren o pasen a la situación de retiro o cesen en sus funciones, tiene a su cargo, estimular su mutuo acercamiento y fortalecer los vínculos de fraternidad que deben existir entre los miembros de la Institución Armada mediante todos los organismos del sector militar.

A este respecto, coordina y coopera elevándoles a la población afiliada y familiares, la gestión de sus necesidades de asistencia inmediata dentro del área de Bienestar y Seguridad Social, abarcando todos los medios de bienestar económico, social y cultural en acción conjunta, con las políticas, planes y proyectos, para el personal militar y familiares inmediatos, en concordancia a todo lo relativo a sus derechos cualquiera que fuera su tiempo de servicio prestado y contribuyendo de manera eficiente, con las demás dependencias de la Fuerza Armada Nacional Bolivariana que han establecido la prestación de servicio de Bienestar y Seguridad Social, acorde a la calidad de vida a cada afiliado para satisfacer sus necesidades no previstas, proporcionando mayor felicidad a estos adultos y adultas mayores.

Para el ejercicio económico financiero 2014, se estima atender la cantidad de 3.002 casos de atención de bienestar económico, social y cultural de la población de los oficiales de la Fuerza Armada Nacional Bolivariana en Situación de Retiro.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**14.381.279**
INGRESOS CORRIENTES ORDINARIOS	14.381.279
INGRESOS NO TRIBUTARIOS	1.922.659
Ingresos por aportes y contribuciones a la seguridad social	1.922.659
INGRESOS DE LA PROPIEDAD	238.620
Intereses	106.620
Intereses internos	106.620
Intereses por préstamos	97.850
Intereses por depósitos	8.770
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	132.000
Alquileres de tierras y terrenos	132.000
TRANSFERENCIAS CORRIENTES	12.000.000
Transferencias corrientes del sector público	12.000.000
Transferencias corrientes internas recibidas del sector público	12.000.000
De la República	12.000.000
OTROS INGRESOS	220.000
Otros ingresos ajenos a la operación	220.000
INGRESOS DE CAPITAL	**71.620**
RECURSOS PROPIOS DE CAPITAL	71.620
Incremento de la depreciación y amortización acumuladas	71.620
FUENTES DE FINANCIAMIENTO	**28.380**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	28.380
Disminución de otros activos financieros	28.380
Disminución de disponibilidades	28.380
Disminución de bancos	28.380
TOTAL RECURSOS	**14.481.279**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**14.381.279**
GASTOS DE CONSUMO	12.829.100
Remuneraciones	11.095.110
Sueldos, salarios y otras retribuciones	5.040.389
Beneficios y complementos de sueldos y salarios	2.198.916
Aportes patronales	404.771
Prestaciones sociales y otras indemnizaciones	1.305.761
Asistencia socioeconómica	2.145.273
Compra de bienes y servicios	1.555.865
Bienes de consumo	466.909
Servicios no personales	1.088.956
Impuestos indirectos	106.505
Depreciación y amortización	71.620
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.552.179
Al sector privado	1.552.179
Transferencias corrientes al sector privado	1.522.179
Directas a personas	862.179
Pensiones y otros beneficios asociados	406.285
Jubilaciones y otros beneficios asociados	455.894
Otras transferencias corrientes internas al sector privado	660.000
Donaciones corrientes al sector privado	30.000
Donaciones a personas	30.000
GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
TOTAL GASTOS	**14.481.279**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120186	Apoyo al Bienestar Social a los Oficiales de la FANB en Situación de retiro, Oficiales Asimilados con derecho a pensión que hayan cesado en sus funciones, Cónyuges, Sobrevivientes y Trabajadores del Instituto	caso			3.002	1.842.750				1.842.750
TOTAL						**1.842.750**				**1.842.750**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		11.095.110			11.095.110
02	Gestión administrativa	638.529	42.711			681.240
03	Previsión y protección social		862.179			862.179
TOTAL		**638.529**	**12.000.000**			**12.638.529**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**32**	**41**		**73**	**2.525.178**	**460.527**	**2.985.705**
Directivo	1	27		28	916.596	63.600	980.196
Profesional y Técnico	9	2		11	431.586	149.644	581.230
Personal Administrativo	14			14	478.044	119.316	597.360
Obrero	8	12		20	698.952	127.967	826.919
TOTAL	**32**	**41**		**73**	**2.525.178**	**460.527**	**2.985.705**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**3**	**3**	**6**	**406.285**
Obreros	2	3	5	328.104
Empleados	1		1	78.181
Jubilados	**4**	**3**	**7**	**455.894**
Obreros	1	1	2	124.272
Empleados	3	2	5	331.622
TOTAL	**7**	**6**	**13**	**862.179**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	11.095.110
4.02	Materiales, suministros y mercancías	466.909
4.03	Servicios no personales	1.195.461
4.04	Activos reales	100.000
4.07	Transferencias y donaciones	1.552.179
4.08	Otros gastos	71.620
	TOTAL	**14.481.279**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**14.381.279**
INGRESOS CORRIENTES ORDINARIOS	14.381.279
INGRESOS NO TRIBUTARIOS	1.922.659
Ingresos por aportes y contribuciones a la seguridad social	1.922.659
INGRESOS DE LA PROPIEDAD	238.620
Intereses	106.620
Intereses internos	106.620
Intereses por préstamos	97.850
Intereses por depósitos	8.770
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	132.000
Alquileres de tierras y terrenos	132.000
TRANSFERENCIAS CORRIENTES	12.000.000
Transferencias corrientes del sector público	12.000.000
Transferencias corrientes internas recibidas del sector público	12.000.000
De la República	12.000.000
Recursos Ordinarios	12.000.000
OTROS INGRESOS	220.000
Otros ingresos ajenos a la operación	220.000
1.2 GASTOS CORRIENTES	**14.381.279**
GASTOS DE CONSUMO	12.829.100
Remuneraciones	11.095.110
Sueldos, salarios y otras retribuciones	5.040.389
Beneficios y complementos de sueldos y salarios	2.198.916
Aportes patronales	404.771
Prestaciones sociales y otras indemnizaciones	1.305.761

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Asistencia socioeconómica	2.145.273
Compra de bienes y servicios	1.555.865
Bienes de consumo	466.909
Servicios no personales	1.088.956
Impuestos indirectos	106.505
Depreciación y amortización	71.620
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.552.179
Al sector privado	1.552.179
Transferencias corrientes al sector privado	1.522.179
Directas a personas	862.179
Pensiones y otros beneficios asociados	406.285
Jubilaciones y otros beneficios asociados	455.894
Otras transferencias corrientes internas al sector privado	660.000
Donaciones corrientes al sector privado	30.000
Donaciones a personas	30.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**71.620**
RECURSOS PROPIOS DE CAPITAL	71.620
Incremento de la depreciación y amortización acumuladas	71.620
2.2 GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(28.380)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**28.380**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	28.380
Disminución de otros activos financieros	28.380
Disminución de disponibilidades	28.380
Disminución de bancos	28.380
3.2 APLICACIONES FINANCIERAS	**28.380**
DÉFICIT FINANCIERO	28.380

A0050

Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS NACIONALES (IPSFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto de Previsión Social de la Fuerza Armada (IPSFA), como organismo encargado de prestar y garantizar el bienestar social de los afiliados y familiares inmediatos, fundamenta su política presupuestaria y financiera en los términos establecidos en la Ley Orgánica de Seguridad Social de la Fuerza Armada, y en lo establecido en la Gran Misión "Negro Primero", como política de Estado para desarrollar planes y programas que se concentran en dar respuesta, a las necesidades sociales del personal militar y civil de la Fuerza Armada Nacional Bolivariana.

Se estima para el ejercicio fiscal 2014 convertir al IPSFA en un Instituto de Identidad Socialista en pro del interés social del personal militar y sus familiares, por lo tanto, la formulación de los diversos proyectos se enmarcan en promover la satisfacción equitativa de las necesidades sociales, y la distribución de los beneficios que ofrece este Ente rector para contribuir con la calidad de vida de cada afiliado, acorde con lo establecido en el marco constitucional.

Para el logro y consolidación de los objetivos plasmados en el plan operativo anual, el Instituto seguirá construyendo una sociedad igualitaria y justa, fortaleciendo el sistema de prevención, protección y seguridad social al convertirse éste en el más poderoso instrumento para incrementar los niveles de bienestar socioeconómico del pueblo venezolano.

En este sentido, el IPSFA consideró la consecución de una serie de proyectos contemplados en la Ley de Seguridad Social destinados a la Administración de los recursos financieros de los Fondos de Pensiones, Prestaciones a cargo del Estado y Cuidado Integral de la Salud; proyectos para apoyar el desarrollo de los planes sociales establecidos por el Ejecutivo Nacional que promuevan el buen vivir del pueblo militar y sus familiares; y por último, los proyectos desarrollados para la prestación de bienes, servicios, carteras crediticias prestados en las diferentes sucursales IPSFA, a todo el personal militar y afiliado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**6.864.765.996**
INGRESOS CORRIENTES ORDINARIOS	6.864.765.996
INGRESOS NO TRIBUTARIOS	931.787.574
Ingresos por aportes y contribuciones a la seguridad social	931.787.574
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	996.041.531
Venta de otros bienes y servicios	996.041.531
INGRESOS DE LA PROPIEDAD	571.951.507
Intereses	221.442.114
Intereses internos	221.442.114
Intereses por préstamos	113.632.644
Intereses por depósitos	107.809.470
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	350.509.393
Alquileres	350.509.393
TRANSFERENCIAS CORRIENTES	4.312.785.378
Transferencias corrientes del sector público	4.312.785.378
Transferencias corrientes internas recibidas del sector público	4.312.785.378
De la República	4.312.785.378
OTROS INGRESOS	52.200.006
Otros ingresos ordinarios	52.200.006
INGRESOS DE CAPITAL	**387.532.711**
RECURSOS PROPIOS DE CAPITAL	9.230.620
Incremento de la depreciación y amortización acumuladas	9.230.620

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	378.302.091
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	34.845.725
Al sector privado	34.845.725
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	343.456.366
Al sector privado	343.456.366
FUENTES DE FINANCIAMIENTO	**720.850.902**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	651.405.003
Disminución de otros activos financieros	651.405.003
Disminución de disponibilidades	595.228.747
Disminución de bancos	595.228.747
Disminución de cuentas por cobrar a corto plazo	26.512.357
Disminución de otras cuentas por cobrar a corto plazo	26.512.357
Disminución de fondos en avance, en anticipo y en fideicomiso	23.956.822
Disminución de anticipos a proveedores	22.353.960
Disminución de anticipos a contratistas por contratos a corto plazo	1.602.862
Disminución de otros activos financieros circulantes	5.707.077
INCREMENTO DE PASIVOS	69.445.899
Incremento de otros pasivos	69.445.899
Incremento de fondos de terceros	69.445.899
Incremento de otros fondos de terceros	69.445.899
TOTAL RECURSOS	**7.973.149.609**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**6.507.435.755**
GASTOS DE CONSUMO	3.304.504.161
Remuneraciones	373.454.179
Sueldos, salarios y otras retribuciones	128.614.226
Beneficios y complementos de sueldos y salarios	86.328.296
Aportes patronales	17.988.216
Prestaciones sociales y otras indemnizaciones	40.807.314
Asistencia socioeconómica	97.880.327
Otros gastos de personal	1.835.800
Compra de bienes y servicios	2.819.848.877
Bienes de consumo	530.678.915
Servicios no personales	2.289.169.962
Impuestos indirectos	111.278.453
Depreciación y amortización	9.230.620
Variación de existencias	-9.307.968
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.603.119.260
Al sector privado	2.493.235.910
Transferencias corrientes al sector privado	2.456.715.971
Directas a personas	1.643.993.348
Pensiones y otros beneficios asociados	1.616.089.048
Jubilaciones y otros beneficios asociados	27.904.300
Otras transferencias corrientes internas al sector privado	812.722.623
Donaciones corrientes al sector privado	36.519.939
Donaciones a personas	36.519.939
Al sector público	109.883.350
Transferencias corrientes al sector público	109.883.350
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	94.932.094

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
A entes descentralizados financieros no bancarios	14.951.256
OTROS GASTOS CORRIENTES	599.812.334
Otros gastos corrientes	599.812.334
Bienes y servicios para la venta	536.054.246
Otras pérdidas	63.758.088
GASTOS DE CAPITAL	**1.042.705.180**
INVERSIÓN REAL DIRECTA	530.581.993
Formación bruta de capital fijo	517.772.025
Maquinaria, equipos y otros bienes muebles	129.995.657
Construcciones de bienes de dominio privado	387.776.368
Incremento de existencias	9.307.968
De productos terminados y existencias	9.307.968
Bienes intangibles	3.502.000
INVERSIÓN FINANCIERA	512.123.187
Concesión de préstamos a corto plazo	14.540.000
Al sector privado	14.540.000
Concesión de préstamos a largo plazo	497.583.187
Al sector privado	497.583.187
APLICACIONES FINANCIERAS	**423.008.674**
INVERSIÓN FINANCIERA	385.133.959
Incremento de otros activos financieros	385.133.959
Incremento de disponibilidades	324.913.946
Incremento de caja	2.783.576
Incremento de inversiones temporales	322.130.370
Incremento de cuentas por cobrar a corto plazo	587.277
Incremento de cuentas comerciales por cobrar a corto plazo	587.277

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	59.632.736
Incremento de activos diferidos a corto plazo	59.632.736
DISMINUCIÓN DE PASIVOS	37.874.715
Disminución de cuentas y efectos por pagar	37.874.715
Disminución de otras cuentas y efectos por pagar	37.874.715
Disminución de otras cuentas por pagar a corto plazo	37.874.715
TOTAL GASTOS	**7.973.149.609**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
120324	Remodelación, ampliación y construcción de la sucursal del Instituto de Previsión Social de la Fuerza Armada (IPSFA) y Centro Comercial los Próceres en Ciudad Bolívar, Estado Bolívar.	01-01-2014	31-12-2016		126.667.695	176.155.008	176.155.009	478.977.712
TOTAL					**126.667.695**	**176.155.008**	**176.155.009**	**478.977.712**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
120128	Administración de los recursos del fondo de pensiones del personal militar de la FANB	Pensión			536.556	311.306.744	1.605.986.064			1.917.292.808
120142	Administración de los recursos del fondo de prestaciones a cargo del estado	Caso			32.461	2.328.502	612.735.533			615.064.035
120148	Administración de los recursos del fondo de cuidado integral de la salud del personal militar de la FANB y familiares inmediatos.	Persona	186.898	713.813	900.711	635.092.507	1.970.489.208			2.605.581.715
120151	Sistema de Cartera de Crédito	Caso			25.714	538.243.141			69.445.899	607.689.040
120154	Sistema Integrado de Comercialización	Actividad			742.524	1.113.742.598				1.113.742.598
120157	Administración del sistema integral de seguridad social	Persona	304.969	1.164.759	1.469.728	116.666.795	55.954.556			172.621.351
120213	Construcción de un centro de servicio automotriz IPSFA-Maracay	Metro cuadrado			2.187	36.050.317				36.050.317
120324	Remodelación, ampliación y construcción de la sucursal del Instituto de Previsión Social de la Fuerza Armada (IPSFA) y Centro Comercial los Próceres en Ciudad Bolívar, Estado Bolívar.	Metro cuadrado			27.915	126.667.695				126.667.695
TOTAL						2.880.098.299	4.245.165.361		69.445.899	7.194.709.559

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	117.195.117	67.620.017			184.815.134
02	Gestión administrativa	555.617.632				555.617.632
03	Previsión y protección social	38.007.284				38.007.284
	TOTAL	**710.820.033**	**67.620.017**			**778.440.050**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**608**	**335**	**360**	**1.303**	**46.503.596**	**15.655.377**	**62.158.973**
Profesional y Técnico	246	55	142	443	18.417.378	5.468.361	23.885.739
Personal Administrativo	228	38	158	424	12.580.632	4.697.946	17.278.578
Personal Médico	1	2	3	6	209.827		209.827
Obrero	133	240	57	430	15.295.759	5.489.070	20.784.829
Personal Contratado	**269**	**171**		**440**	**17.211.115**		**17.211.115**
Profesional y Técnico	75	48		123	6.648.380		6.648.380
Personal Administrativo	157	9		166	4.840.261		4.840.261
Obrero	37	114		151	5.722.474		5.722.474
TOTAL	**877**	**506**	**360**	**1.743**	**63.714.711**	**15.655.377**	**79.370.088**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**4.356**	**42.464**	**46.820**	**1.616.089.048**
Obreros	36	21	57	3.891.015
Empleados	68	23	91	6.211.969
Militares	4.252	42.420	46.672	1.605.986.064
Jubilados	**154**	**221**	**375**	**27.904.300**
Obreros	68	129	197	14.659.059
Empleados	86	92	178	13.245.241
TOTAL	**4.510**	**42.685**	**47.195**	**1.643.993.348**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	373.454.179
4.02	Materiales, suministros y mercancías	1.066.733.161
4.03	Servicios no personales	2.400.448.415
4.04	Activos reales	521.274.025
4.05	Activos financieros	897.257.146
4.07	Transferencias y donaciones	2.603.119.260
4.08	Otros gastos	72.988.708
4.11	Disminución de pasivos	37.874.715
	TOTAL	**7.973.149.609**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.864.765.996**
INGRESOS CORRIENTES ORDINARIOS	6.864.765.996
INGRESOS NO TRIBUTARIOS	931.787.574
Ingresos por aportes y contribuciones a la seguridad social	931.787.574
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	996.041.531
Venta de otros bienes y servicios	996.041.531
INGRESOS DE LA PROPIEDAD	571.951.507
Intereses	221.442.114
Intereses internos	221.442.114
Intereses por préstamos	113.632.644
Intereses por depósitos	107.809.470
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	350.509.393
Alquileres	350.509.393
TRANSFERENCIAS CORRIENTES	4.312.785.378
Transferencias corrientes del sector público	4.312.785.378
Transferencias corrientes internas recibidas del sector público	4.312.785.378
De la República	4.312.785.378
Recursos Ordinarios	3.473.585.378
Gestión Fiscal	839.200.000
OTROS INGRESOS	52.200.006
Otros ingresos ordinarios	52.200.006
1.2 GASTOS CORRIENTES	**6.507.435.755**
GASTOS DE CONSUMO	3.304.504.161
Remuneraciones	373.454.179

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Sueldos, salarios y otras retribuciones	128.614.226
Beneficios y complementos de sueldos y salarios	86.328.296
Aportes patronales	17.988.216
Prestaciones sociales y otras indemnizaciones	40.807.314
Asistencia socioeconómica	97.880.327
Otros gastos de personal	1.835.800
Compra de bienes y servicios	2.819.848.877
Bienes de consumo	530.678.915
Servicios no personales	2.289.169.962
Impuestos indirectos	111.278.453
Depreciación y amortización	9.230.620
Variación de existencias	(9.307.968)
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.603.119.260
Al sector privado	2.493.235.910
Transferencias corrientes al sector privado	2.456.715.971
Directas a personas	1.643.993.348
Pensiones y otros beneficios asociados	1.616.089.048
Jubilaciones y otros beneficios asociados	27.904.300
Otras transferencias corrientes internas al sector privado	812.722.623
Donaciones corrientes al sector privado	36.519.939
Donaciones a personas	36.519.939
Al sector público	109.883.350
Transferencias corrientes al sector público	109.883.350
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	94.932.094
A entes descentralizados financieros no bancarios	14.951.256
OTROS GASTOS CORRIENTES	599.812.334
Otros gastos corrientes	599.812.334
Bienes y servicios para la venta	536.054.246
Otras pérdidas	63.758.088

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**357.330.241**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**744.862.952**
RECURSOS PROPIOS DE CAPITAL	366.560.861
Ahorro/ Desahorro en cuenta corriente	357.330.241
Incremento de la depreciación y amortización acumuladas	9.230.620
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	378.302.091
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	34.845.725
Al sector privado	34.845.725
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	343.456.366
Al sector privado	343.456.366
2.2 GASTOS DE CAPITAL	**1.042.705.180**
INVERSIÓN REAL DIRECTA	530.581.993
Formación bruta de capital fijo	517.772.025
Maquinaria, equipos y otros bienes muebles	129.995.657
Construcciones de bienes de dominio privado	387.776.368
Incremento de existencias	9.307.968
De productos terminados y existencias	9.307.968
Bienes intangibles	3.502.000
INVERSIÓN FINANCIERA	512.123.187
Concesión de préstamos a corto plazo	14.540.000
Al sector privado	14.540.000
Concesión de préstamos a largo plazo	497.583.187
Al sector privado	497.583.187

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(297.842.228)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**720.850.902**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	651.405.003
Disminución de otros activos financieros	651.405.003
Disminución de disponibilidades	595.228.747
Disminución de bancos	595.228.747
Disminución de cuentas por cobrar a corto plazo	26.512.357
Disminución de otras cuentas por cobrar a corto plazo	26.512.357
Disminución de fondos en avance, en anticipo y en fideicomiso	23.956.822
Disminución de anticipos a proveedores	22.353.960
Disminución de anticipos a contratistas por contratos a corto plazo	1.602.862
Disminución de otros activos financieros circulantes	5.707.077
INCREMENTO DE PASIVOS	69.445.899
Incremento de otros pasivos	69.445.899
Incremento de fondos de terceros	69.445.899
Incremento de otros fondos de terceros	69.445.899
3.2 APLICACIONES FINANCIERAS	**720.850.902**
INVERSIÓN FINANCIERA	385.133.959
Incremento de otros activos financieros	385.133.959
Incremento de disponibilidades	324.913.946
Incremento de caja	2.783.576
Incremento de inversiones temporales	322.130.370
Incremento de cuentas por cobrar a corto plazo	587.277
Incremento de cuentas comerciales por cobrar a corto plazo	587.277

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	59.632.736
Incremento de activos diferidos a corto plazo	59.632.736
DISMINUCIÓN DE PASIVOS	37.874.715
Disminución de cuentas y efectos por pagar	37.874.715
Disminución de otras cuentas y efectos por pagar	37.874.715
Disminución de otras cuentas por pagar a corto plazo	37.874.715
DÉFICIT FINANCIERO	297.842.228

A0065

Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)

OFICINA COORDINADORA DE LA PRESTACIÓN DE LOS SERVICIOS EDUCATIVOS DEL MINISTERIO DE LA DEFENSA (OCPSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La OCPSE continuará desarrollando su misión de apoyar financieramente a los centros educativos bajo la dependencia del Ministerio del Poder Popular para la Defensa, con los recursos provenientes de las transferencias del sector público y privado y con el objeto de cubrir los gastos operativos para la prestación del servicio educativo.

Para este año su presupuesto se ajusta a los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, con el propósito de continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al modelo salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad", para nuestro pueblo.

En este contexto, el Ministerio tiene bajo su responsabilidad núcleos educativos que no cuentan con recursos propios ni aportes institucionales para sufragar los gastos por este concepto, correspondiéndole sufragar el costo de mantenimiento y alimentación. Específicamente el Viceministerio de Educación bajo sus políticas educativas contempla la cooperación en los institutos de educación básica, media y diversificada a los fines de garantizar una educación de calidad, en donde la OCPSE juega un papel importante en el apoyo a dichos núcleos.

Tomando en consideración lo antes expuesto, el Instituto tiene como objetivos dar cumplimiento a la Ley en materia educativa y laboral, además de garantizar la seguridad alimentaria de los niños y niñas de los referidos centros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**2.000.263**
INGRESOS CORRIENTES ORDINARIOS	2.000.263
TRANSFERENCIAS CORRIENTES	2.000.263
Transferencias corrientes del sector público	2.000.263
Transferencias corrientes internas recibidas del sector público	2.000.263
De la República	2.000.263
TOTAL RECURSOS	**2.000.263**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.000.263**
GASTOS DE CONSUMO	2.000.263
Compra de bienes y servicios	1.823.613
Bienes de consumo	1.609.299
Servicios no personales	214.314
Impuestos Indirectos	176.650
TOTAL GASTOS	**2.000.263**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120123	Servicios de administración de fondos para los centros educativos	Población	105.555	75.391	180.946		2.000.263			2.000.263
TOTAL							**2.000.263**			**2.000.263**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.02	Materiales, suministros y mercancías	1.609.299
4.03	Servicios no personales	390.964
	TOTAL	**2.000.263**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.000.263**
INGRESOS CORRIENTES ORDINARIOS	2.000.263
TRANSFERENCIAS CORRIENTES	2.000.263
Transferencias corrientes del sector público	2.000.263
Transferencias corrientes internas recibidas del sector público	2.000.263
De la República	2.000.263
Recursos Ordinarios	2.000.263
1.2 GASTOS CORRIENTES	**2.000.263**
GASTOS DE CONSUMO	2.000.263
Compra de bienes y servicios	1.823.613
Bienes de consumo	1.609.299
Servicios no personales	214.314
Impuestos Indirectos	176.650
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0066

Servicio Autónomo de Salud de la Fuerza Armada Nacional

SERVICIO AUTÓNOMO DE SALUD DE LA FUERZA ARMADA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo de Salud de la Fuerza Armada Nacional, (SASFAN), será financiado exclusivamente con los fondos generados por los hospitales militares y dependencias sanitarias adscritas a la Dirección General de Salud de la Fuerza Armada Nacional, obtenidos por el canon de arrendamiento de los locales comerciales, exámenes físicos y psiquiátricos, tramitación del porte de armas u otros servicios médicos que funcionen dentro de las instalaciones de los centros médicos hospitalarios.

De igual forma, con los recursos provenientes del Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA), por concepto del Cuidado Integral de Salud (6,5 por ciento), que serán dirigidos a la adquisición de productos farmacéuticos, materiales médicos quirúrgicos, adquisición y reparaciones de equipos médicos, en beneficio de la Red de Salud adscrita a la Dirección General de Salud.

El SASFAN garantizará que los ingresos generados, sean reintegrados equitativamente a los centros adscritos dependientes de la Dirección General de Salud de la Fuerza Armada Nacional, con acciones tendentes a mejorar la prestación de los servicios y asistencia médica a través de su presupuesto, en pro del sector salud del Ministerio del Poder Popular para la Defensa.

Los gastos realizados por el Servicio Autónomo, se efectuarán de acuerdo a las necesidades prioritarias que planteen los hospitales y dependencias adscritas, relacionadas con el apoyo de materiales y equipos médicos quirúrgicos requeridos para el adecuado funcionamiento de la Red de Salud de la Fuerza Armada Nacional, cancelar en centros médicos privados, exámenes de laboratorio, RX, estudios especiales a pacientes hospitalizados (personal militar, afiliado y civil).

Así mismo, contribuirá con aquellos pacientes que requieran material médico quirúrgico, prótesis, material ortopédico, así como exámenes especializados. Paralelamente, apoya el mejoramiento de la capacidad de las instalaciones de infraestructura hospitalaria militar.

Es importante señalar, que el personal que labora para el Servicio es pagado a través de Dirección General de Salud de la Fuerza Armada Nacional del Ministerio del Poder Popular para la Defensa. No obstante, por SASFAN se erogan subvenciones para tres (3) trabajadores contratados, lo cual se refleja en la Partida presupuestaria 4.01 "Gastos de Personal"

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**97.362.667**
INGRESOS CORRIENTES ORDINARIOS	97.362.667
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.430.573
Venta de otros bienes y servicios	2.430.573
TRANSFERENCIAS CORRIENTES	94.932.094
Transferencias corrientes del sector público	94.932.094
Transferencias corrientes internas recibidas del sector público	94.932.094
De las instituciones de protección social	94.932.094
INGRESOS DE CAPITAL	**77.403**
RECURSOS PROPIOS DE CAPITAL	77.403
Incremento de la depreciación y amortización acumuladas	77.403
TOTAL RECURSOS	**97.440.070**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**97.440.070**
GASTOS DE CONSUMO	32.565.050
Remuneraciones	65.484
Asistencia socioeconómica	65.484
Compra de bienes y servicios	22.692.697
Bienes de consumo	5.599.209
Servicios no personales	17.093.488
Impuestos indirectos	9.720.822
Depreciación y amortización	77.403
Provisiones y otros gastos	8.644
Cuentas incobrables	8.644
TRANSFERENCIAS Y DONACIONES CORRIENTES	64.875.020
Al sector público	64.875.020
Donaciones corrientes al sector público	64.875.020
A la República	64.875.020
TOTAL GASTOS	**97.440.070**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120184	Sistema de apoyo logístico de salud para los centros hospitalarios y asistenciales de la Fuerza Armada Nacional Bolivariana	Adquisición			21	1.876.790			94.932.094	96.808.884
TOTAL						1.876.790			94.932.094	96.808.884

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	65.484				65.484
02	Gestión administrativa	565.702				565.702
TOTAL		631.186				631.186

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	65.484
4.02	Materiales, suministros y mercancías	5.599.209
4.03	Servicios no personales	26.814.310
4.07	Transferencias y donaciones	64.875.020
4.08	Otros gastos	86.047
	TOTAL	**97.440.070**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**97.362.667**
INGRESOS CORRIENTES ORDINARIOS	97.362.667
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.430.573
Venta de otros bienes y servicios	2.430.573
TRANSFERENCIAS CORRIENTES	94.932.094
Transferencias corrientes del sector público	94.932.094
Transferencias corrientes internas recibidas del sector público	94.932.094
De las instituciones de protección social	94.932.094
1.2 GASTOS CORRIENTES	**97.440.070**
GASTOS DE CONSUMO	32.565.050
Remuneraciones	65.484
Asistencia socioeconómica	65.484
Compra de bienes y servicios	22.692.697
Bienes de consumo	5.599.209
Servicios no personales	17.093.488
Impuestos indirectos	9.720.822
Depreciación y amortización	77.403

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Provisiones y otros gastos	8.644
Cuentas incobrables	8.644
TRANSFERENCIAS Y DONACIONES CORRIENTES	64.875.020
Al sector público	64.875.020
Donaciones corrientes al sector público	64.875.020
A la República	64.875.020
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(77.403)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en cuenta corriente	(77.403)
Incremento de la depreciación y amortización acumuladas	77.403
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0100

Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)

UNIDAD NAVAL COORDINADORA DE LOS SERVICIOS DE CARENADO, REPARACIONES DE CASCO, REPARACIONES Y MANTENIMIENTO DE EQUIPOS Y SISTEMAS DE LOS BUQUES (UCOCAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Cumpliendo con los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, así como con los criterios concebidos por la Comisión Central de Planificación y las condiciones establecidas por el Ministerio del Poder Popular para la Defensa, este Servicio Desconcentrado para este ejercicio económico financiero continuará con su misión de "Desarrollar integralmente el negocio de la construcción, reparación y mantenimiento naval para buques de pequeño y mediano porte, con fines oficiales o comerciales, optimizando continuamente los niveles de calidad y productividad, generando recursos financieros para la autogestión de la Fuerza Armada Nacional Bolivariana y contribuir con el desarrollo de la Industria Naval Venezolana".

Ucocar en el año 2014 prevé realizar mantenimiento a noventa y ocho (98) embarcaciones, de las cuales dieciocho (18) pertenecen a la Armada Bolivariana y ochenta (80) al sector público y privado, para lo cual, en el primer caso, recibirá una transferencia de recursos por parte del Ejecutivo Nacional a través del Ministerio del Poder Popular para la Defensa y en el segundo, cobrará por los servicios prestados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**449.898.122**
INGRESOS CORRIENTES ORDINARIOS	449.898.122
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	379.791.350
Venta de otros bienes y servicios	379.791.350
INGRESOS DE LA PROPIEDAD	220.000
Intereses	220.000
Intereses internos	220.000
Intereses por depósitos	220.000
TRANSFERENCIAS CORRIENTES	69.886.772
Transferencias corrientes del sector público	69.886.772
Transferencias corrientes internas recibidas del sector público	69.886.772
De la República	69.886.772
INGRESOS DE CAPITAL	**1.826.000**
RECURSOS PROPIOS DE CAPITAL	1.826.000
Incremento de la depreciación y amortización acumuladas	1.826.000
FUENTES DE FINANCIAMIENTO	**13.256.763**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	150.178
Disminución de otros activos financieros	150.178
Disminución de cuentas por cobrar a corto plazo	150.178
Disminución de deudas de cuentas por rendir a corto plazo	150.178
Disminución de deudas de cuentadantes por rendir de fondos en anticipos a corto plazo	150.178

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INCREMENTO DE PASIVOS	13.106.585
Incremento de cuentas y efectos por pagar	13.086.585
Incremento de cuentas y efectos por pagar a corto plazo	13.086.585
Incremento de sueldos, salarios y otras remuneraciones por pagar	89.700
Incremento de aportes patronales y retenciones laborales por pagar al Instituto venezolano de los Seguros Sociales	183.275
Incremento cuentas por pagar a proveedores a corto plazo	12.813.610
Incremento de otros pasivos	20.000
Incremento de fondos de terceros	20.000
Incremento de depósitos recibidos en garantía	20.000
TOTAL RECURSOS	**464.980.885**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**443.748.424**
GASTOS DE CONSUMO	438.716.853
Remuneraciones	34.886.696
Sueldos, salarios y otras retribuciones	14.649.516
Beneficios y complementos de sueldos y salarios	11.337.400
Aportes patronales	918.780
Prestaciones sociales y otras indemnizaciones	3.808.000
Asistencia socioeconómica	3.855.500
Otros gastos de personal	317.500
Compra de bienes y servicios	384.179.380
Bienes de consumo	97.891.678
Servicios no personales	286.287.702
Impuestos indirectos	17.824.777
Depreciación y amortización	1.826.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.031.571
Al sector público	5.031.571
Transferencias corrientes al sector público	5.031.571
A los entes descentralizados sin fines empresariales para sus gastos	5.031.571
GASTOS DE CAPITAL	**10.000.000**
INVERSIÓN REAL DIRECTA	10.000.000
Formación bruta de capital fijo	9.950.000
Edificios e instalaciones	2.019.000
Maquinaria, equipos y otros bienes muebles	7.931.000
Bienes intangibles	50.000
APLICACIONES FINANCIERAS	**11.232.461**
INVERSIÓN FINANCIERA	10.812.848
Incremento de otros activos financieros	10.812.848

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de disponibilidades	6.149.698
Incremento de caja	6.149.698
Incremento de cuentas por cobrar a corto plazo	4.062.972
Incremento de cuentas comerciales por cobrar a corto plazo	4.062.972
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	178
Incremento de anticipos a proveedores	178
Incremento de otros activos financieros circulantes	600.000
DISMINUCIÓN DE PASIVOS	419.613
Disminución de otros pasivos	419.613
Disminución de provisiones y reservas técnicas	100.000
Disminución de provisiones	100.000
Disminución de provisiones para beneficios sociales	100.000
Disminución de otros pasivos a corto plazo	319.613
TOTAL GASTOS	**464.980.885**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120244	Plan Varada de la Armada Bolivariana	buque			18		69.886.772			69.886.772
120278	Sistema de gestión comercial dirigido a entes públicos y/o privados, nacionales o extranjeros.	buque			80	303.833.080				303.833.080
TOTAL						**303.833.080**	**69.886.772**			**373.719.852**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	13.771.000				13.771.000
02	Gestión administrativa	77.490.033				77.490.033
TOTAL		**91.261.033**				**91.261.033**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**75**	**105**		**180**	**5.209.016**	**386.600**	**5.595.616**
Profesional y Técnico	70	10		80	2.810.516	138.600	2.949.116
Obrero	5	95		100	2.398.500	248.000	2.646.500
Personal Contratado	**57**	**93**		**150**	**5.139.000**		**5.139.000**
Profesional y Técnico	47	3		50	1.060.851		1.060.851
Obrero	10	90		100	4.078.149		4.078.149
TOTAL	**132**	**198**		**330**	**10.348.016**	**386.600**	**10.734.616**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	34.886.696
4.02	Materiales, suministros y mercancías	97.891.678
4.03	Servicios no personales	304.112.479
4.04	Activos reales	10.000.000
4.05	Activos financieros	10.812.848
4.07	Transferencias y donaciones	5.031.571
4.08	Otros gastos	1.826.000
4.11	Disminución de pasivos	419.613
	TOTAL	**464.980.885**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**449.898.122**
INGRESOS CORRIENTES ORDINARIOS	449.898.122
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	379.791.350
Venta de otros bienes y servicios	379.791.350
INGRESOS DE LA PROPIEDAD	220.000
Intereses	220.000
Intereses internos	220.000
Intereses por depósitos	220.000
TRANSFERENCIAS CORRIENTES	69.886.772
Transferencias corrientes del sector público	69.886.772
Transferencias corrientes internas recibidas del sector público	69.886.772
De la República	69.886.772
Recursos Ordinarios	69.886.772
1.2 GASTOS CORRIENTES	**443.748.424**
GASTOS DE CONSUMO	438.716.853
Remuneraciones	34.886.696
Sueldos, salarios y otras retribuciones	14.649.516
Beneficios y complementos de sueldos y salarios	11.337.400
Aportes patronales	918.780
Prestaciones sociales y otras indemnizaciones	3.808.000
Asistencia socioeconómica	3.855.500
Otros gastos de personal	317.500
Compra de bienes y servicios	384.179.380
Bienes de consumo	97.891.678
Servicios no personales	286.287.702
Impuestos indirectos	17.824.777
Depreciación y amortización	1.826.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.031.571
Al sector público	5.031.571
Transferencias corrientes al sector público	5.031.571
A los entes descentralizados sin fines empresariales para sus gastos	5.031.571
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.149.698**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.975.698**
RECURSOS PROPIOS DE CAPITAL	7.975.698
Ahorro/ Desahorro en cuenta corriente	6.149.698
Incremento de la depreciación y amortización acumuladas	1.826.000
2.2 GASTOS DE CAPITAL	**10.000.000**
INVERSIÓN REAL DIRECTA	10.000.000
Formación bruta de capital fijo	9.950.000
Edificios e instalaciones	2.019.000
Maquinaria, equipos y otros bienes muebles	7.931.000
Bienes intangibles	50.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.024.302)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**13.256.763**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	150.178
Disminución de otros activos financieros	150.178
Disminución de cuentas por cobrar a corto plazo	150.178
Disminución de deudas de cuentas por rendir a corto plazo	150.178
Disminución de deudas de cuentadantes por rendir de fondos en anticipos a corto plazo	150.178

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
INCREMENTO DE PASIVOS	13.106.585
Incremento de cuentas y efectos por pagar	13.086.585
Incremento de cuentas y efectos por pagar a corto plazo	13.086.585
Incremento de sueldos, salarios y otras remuneraciones por pagar	89.700
Incremento de aportes patronales y retenciones laborales por pagar	183.275
Incremento de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	183.275
Incremento cuentas por pagar a proveedores a corto plazo	12.813.610
Incremento de otros pasivos	20.000
Incremento de fondos de terceros	20.000
Incremento de depósitos recibidos en garantía	20.000
3.2 APLICACIONES FINANCIERAS	**13.256.763**
INVERSIÓN FINANCIERA	10.812.848
Incremento de otros activos financieros	10.812.848
Incremento de disponibilidades	6.149.698
Incremento de caja	6.149.698
Incremento de cuentas por cobrar a corto plazo	4.062.972
Incremento de cuentas comerciales por cobrar a corto plazo	4.062.972
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	178
Incremento de anticipos a proveedores	178
Incremento de otros activos financieros circulantes	600.000
DISMINUCIÓN DE PASIVOS	419.613
Disminución de otros pasivos	419.613
Disminución de provisiones y reservas técnicas	100.000
Disminución de provisiones	100.000
Disminución de provisiones para beneficios sociales	100.000
Disminución de otros pasivos a corto plazo	319.613
DÉFICIT FINANCIERO	2.024.302

A0126

Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO-ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Fondo Autónomo de Inversiones y Previsión Socio – Económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA), continúa con el cumplimiento de lo establecido en su objeto de creación, el cual consiste en brindar bienestar social al personal de empleado y obrero que labora para la Fuerza Armada Nacional Bolivariana (FANB) y sus familiares inmediatos. De igual forma, tiene como objetivo proseguir con las actividades de administrar las inversiones y colocaciones, que permita la obtención de los recursos necesarios para el logro de sus objetivos.

Las áreas de atención se dirigen primordialmente hacia la salud física y mental, vivienda, cultura, educación, recreación, ahorro, créditos y otros aspectos que se orienten al mejoramiento del nivel de vida.

En cuanto a los gastos, estos se dirigen principalmente hacia la búsqueda de una mayor cobertura de los servicios de bienestar social; así mismo, se estima racionalizar las erogaciones para la operatividad, sin renunciar a los niveles de eficiencia en la atención a sus afiliados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**45.353.222**
INGRESOS CORRIENTES ORDINARIOS	45.353.222
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	35.953.907
Venta de otros bienes y servicios	35.953.907
INGRESOS DE LA PROPIEDAD	1.918.560
Intereses	1.918.560
Intereses internos	1.918.560
Intereses por préstamos	1.594.560
Intereses por depósitos	324.000
TRANSFERENCIAS CORRIENTES	7.480.755
Transferencias corrientes del sector público	7.480.755
Transferencias corrientes internas recibidas del sector público	7.480.755
De la República	7.480.755
INGRESOS DE CAPITAL	**7.539.852**
RECURSOS PROPIOS DE CAPITAL	624.852
Incremento de la depreciación y amortización acumuladas	624.852
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.915.000
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	4.695.000
Al sector privado	4.695.000
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	2.220.000
Al sector privado	2.220.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
FUENTES DE FINANCIAMIENTO	**1.200.000**
INCREMENTO DE PASIVOS	1.200.000
Incremento de otros pasivos	1.200.000
Incremento de fondos de terceros	1.200.000
Incremento de otros fondos de terceros	1.200.000
TOTAL RECURSOS	**54.093.074**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**44.933.991**
GASTOS DE CONSUMO	41.275.922
Remuneraciones	7.161.900
Sueldos, salarios y otras retribuciones	4.302.301
Beneficios y complementos de sueldos y salarios	1.245.411
Aportes patronales	470.947
Prestaciones sociales y otras indemnizaciones	958.374
Asistencia socioeconómica	184.867
Compra de bienes y servicios	33.489.170
Bienes de consumo	31.527.253
Servicios no personales	1.961.917
Depreciación y amortización	624.852

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE LA PROPIEDAD	644.076
Intereses	644.076
Intereses internos	644.076
Intereses por otros financiamientos	644.076
TRANSFERENCIAS Y DONACIONES CORRIENTES	520.301
Al sector privado	520.301
Transferencias corrientes al sector privado	520.301
Directas a personas	520.301
Pensiones y otros beneficios asociados	46.446
Jubilaciones y otros beneficios asociados	272.409
Otras transferencias directas a personas	201.446
OTROS GASTOS CORRIENTES	2.493.692
Otros gastos corrientes	2.493.692
Otras perdidas	2.493.692
GASTOS DE CAPITAL	**7.755.375**
INVERSIÓN REAL DIRECTA	815.762
Formación bruta de capital fijo	815.762
Maquinaria, equipos y otros bienes muebles	815.762
INVERSIÓN FINANCIERA	6.939.613
Concesión de préstamos a corto plazo	4.647.513
Al sector privado	4.647.513
Concesión de préstamos a largo plazo	2.292.100
Al sector privado	2.292.100
APLICACIONES FINANCIERAS	**1.403.708**
INVERSIÓN FINANCIERA	803.708
Incremento de otros activos financieros	803.708
Incremento de disponibilidades	803.708

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de bancos	803.708
DISMINUCIÓN DE PASIVOS	600.000
Disminución de cuentas y efectos por pagar	600.000
Disminución de cuentas y efectos por pagar a corto plazo	600.000
Disminución cuentas por pagar a proveedores a corto plazo	600.000
TOTAL GASTOS	**54.093.074**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120200	Bienestar social e inversiones destinadas al personal civil de la FANB.	Servicio			11.758	45.412.319	7.161.900		1.200.000	53.774.219
TOTAL						**45.412.319**	**7.161.900**		**1.200.000**	**53.774.219**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
03	Previsión y protección social		318.855			318.855
TOTAL			**318.855**			**318.855**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**67**	**22**		**89**	**2.332.806**		**2.332.806**
Directivo		2		2	50.622		50.622
Profesional y Técnico	25	10		35	885.896		885.896
Personal Administrativo	24	1		25	632.783		632.783
Obrero	18	9		27	763.505		763.505
Personal Contratado	**11**	**3**		**14**	**496.081**		**496.081**
Profesional y Técnico	3			3	111.223		111.223
Personal Administrativo	5	2		7	259.522		259.522
Obrero	3	1		4	125.336		125.336
TOTAL	**78**	**25**		**103**	**2.828.887**		**2.828.887**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**		**2**	**46.446**
Obreros	2		2	46.446
Jubilados	**10**	**1**	**11**	**272.409**
Obreros	5		5	118.869
Empleados	5	1	6	153.540
TOTAL	**12**	**1**	**13**	**318.855**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	7.161.900
4.02	Materiales, suministros y mercancías	31.527.253
4.03	Servicios no personales	1.961.917
4.04	Activos reales	815.762
4.05	Activos financieros	7.743.321
4.07	Transferencias y donaciones	520.301
4.08	Otros gastos	3.762.620
4.11	Disminución de pasivos	600.000
	TOTAL	**54.093.074**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**45.353.222**
INGRESOS CORRIENTES ORDINARIOS	45.353.222
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	35.953.907
Venta de otros bienes y servicios	35.953.907
INGRESOS DE LA PROPIEDAD	1.918.560
Intereses	1.918.560
Intereses internos	1.918.560
Intereses por préstamos	1.594.560
Intereses por depósitos	324.000
TRANSFERENCIAS CORRIENTES	7.480.755
Transferencias corrientes del sector público	7.480.755
Transferencias corrientes internas recibidas del sector público	7.480.755
De la República	7.480.755
Recursos Ordinarios	7.480.755
1.2 GASTOS CORRIENTES	**44.933.991**
GASTOS DE CONSUMO	41.275.922
Remuneraciones	7.161.900
Sueldos, salarios y otras retribuciones	4.302.301
Beneficios y complementos de sueldos y salarios	1.245.411
Aportes patronales	470.947
Prestaciones sociales y otras indemnizaciones	958.374
Asistencia socioeconómica	184.867
Compra de bienes y servicios	33.489.170

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Bienes de consumo	31.527.253
Servicios no personales	1.961.917
Depreciación y amortización	624.852
GASTOS DE LA PROPIEDAD	644.076
Intereses	644.076
Intereses internos	644.076
Intereses por otros financiamientos	644.076
TRANSFERENCIAS Y DONACIONES CORRIENTES	520.301
Al sector privado	520.301
Transferencias corrientes al sector privado	520.301
Directas a personas	520.301
Pensiones y otros beneficios asociados	46.446
Jubilaciones y otros beneficios asociados	272.409
Otras transferencias directas a personas	201.446
OTROS GASTOS CORRIENTES	2.493.692
Otros gastos corrientes	2.493.692
Otras perdidas	2.493.692
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**419.231**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.959.083**
RECURSOS PROPIOS DE CAPITAL	1.044.083
Ahorro/ Desahorro en cuenta corriente	419.231
Incremento de la depreciación y amortización acumuladas	624.852
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.915.000
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	4.695.000
Al sector privado	4.695.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	2.220.000
Al sector privado	2.220.000
2.2 GASTOS DE CAPITAL	**7.755.375**
INVERSIÓN REAL DIRECTA	815.762
Formación bruta de capital fijo	815.762
Maquinaria, equipos y otros bienes muebles	815.762
INVERSIÓN FINANCIERA	6.939.613
Concesión de préstamos a corto plazo	4.647.513
Al sector privado	4.647.513
Concesión de préstamos a largo plazo	2.292.100
Al sector privado	2.292.100
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**203.708**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.403.708**
INCREMENTO DE PASIVOS	1.200.000
Incremento de otros pasivos	1.200.000
Incremento de fondos de terceros	1.200.000
Incremento de otros fondos de terceros	1.200.000
SUPERÁVIT FINANCIERO	203.708
3.2 APLICACIONES FINANCIERAS	**1.403.708**
INVERSIÓN FINANCIERA	803.708
Incremento de otros activos financieros	803.708
Incremento de disponibilidades	803.708
Incremento de bancos	803.708

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
DISMINUCIÓN DE PASIVOS	600.000
Disminución de cuentas y efectos por pagar	600.000
Disminución de cuentas y efectos por pagar a corto plazo	600.000
Disminución cuentas por pagar a proveedores a corto plazo	600.000

A0192

Oficina Coordinadora de Hidrografía y Navegación (OCHINA)

OFICINA COORDINADORA DE HIDROGRAFÍA Y NAVEGACIÓN (OCHINA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Oficina Coordinadora de Hidrografía y Navegación (OCHINA) dará continuidad con su misión de recaudar, administrar e invertir los recursos provenientes de la aplicación de la Ley de Faros y Boyas; sustentar y coadyuvar el mantenimiento, operatividad, disponibilidad, confiabilidad y optimización del Sistema Nacional de Señalización y Ayudas a la Navegación Acuática (SINSEMA), con el objeto de brindar seguridad a la navegación en los espacios acuáticos y mantener, adecuar y modernizar la infraestructura física de la Oficina Coordinadora de Hidrografía y Navegación (OCHINA) y sus delegaciones a nivel nacional, con el propósito de garantizar la soberanía y jurisdicción de la República Bolivariana de Venezuela.

En presupuesto, se presenta con una estructura presupuestaria conformada por los proyectos: Participación de la Oficina Coordinadora de Hidrografía y Navegación en el Desarrollo Integral de la Nación, Subsistencia de la Oficina Coordinadora de Hidrografía y Navegación y sus Delegaciones Regionales, Realizar nuevas inversiones para la modernización del SINSEMA, Preservación, optimización y equipamiento del Sistema Nacional de Señalización Acuática (SINSEMA) y sus Unidades Adscritas y Servicios especializados en las áreas de Hidro-oceanografía y Señalización Acuática y sus unidades adscritas. Las Acciones Centralizadas: Dirección y Coordinación de los Trabajadores, Gestión Administrativa y Previsión y Protección Social.

Dentro de la Acción Centralizada Gestión Administrativa se focaliza la Partida de Transferencias y Donaciones, los cuales se encuentran destinados a la transferencia de recursos financieros según los resultados de la Gestión al Sector Público, según lo establecido en la Normativa Legal Vigente, así como la incorporación de la partida de Donaciones internas de capital al sector público, a fin de cumplir con los lineamientos impartidos por parte del Ministro del Poder Popular para la Defensa a través del Viceministerio de Servicio.

Todas las actividades a ejecutarse durante el ejercicio fiscal año 2014, serán financiadas con los recursos económicos financieros obtenidos por la aplicación de la Ley de Faros y Boyas, en el cobro de la tasa vigente y por los ingresos obtenidos por actividades conexas de la Oficina Coordinadora de Hidrografía y Navegación a través de la autogestión.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**661.978.543**
INGRESOS CORRIENTES ORDINARIOS	661.978.543
INGRESOS NO TRIBUTARIOS	313.075.912
Tasas	313.075.912
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	61.153.488
Venta de otros bienes y servicios	61.153.488
INGRESOS DE LA PROPIEDAD	19.200.000
Intereses	19.200.000
Intereses internos	19.200.000
Intereses por depósitos	19.200.000
TRANSFERENCIAS CORRIENTES	268.369.143
Transferencias corrientes del sector público	268.369.143
Transferencias corrientes internas recibidas del sector público	268.369.143
De los entes descentralizados sin fines empresariales	268.369.143
OTROS INGRESOS	180.000
Otros ingresos ajenos a la operación	180.000
INGRESOS DE CAPITAL	**11.600.000**
RECURSOS PROPIOS DE CAPITAL	11.600.000
Incremento de la depreciación y amortización acumuladas	11.600.000
FUENTES DE FINANCIAMIENTO	**92.843.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.150.000
Disminución de otros activos financieros	19.150.000
Disminución de cuentas por cobrar a corto plazo	2.000.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas comerciales por cobrar a corto plazo	2.000.000
Disminución de fondos en avance, en anticipo y en fideicomiso	2.150.000
Disminución de fondos en anticipos	50.000
Disminución de anticipos a proveedores	750.000
Disminución de anticipos a contratistas por contratos a corto plazo	1.350.000
Disminución de otros activos financieros no circulantes	15.000.000
INCREMENTO DE PASIVOS	73.693.000
Incremento de cuentas y efectos por pagar	73.693.000
Incremento de otras cuentas y efectos por pagar	73.693.000
Incremento de otras cuentas por pagar a corto plazo	73.693.000
TOTAL RECURSOS	**766.421.543**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**612.156.298**
GASTOS DE CONSUMO	581.962.122
Remuneraciones	59.406.182
Sueldos, salarios y otras retribuciones	5.825.960
Beneficios y complementos de sueldos y salarios	8.400.764
Aportes patronales	1.702.720
Prestaciones sociales y otras indemnizaciones	4.820.988
Asistencia socioeconómica	33.626.856
Otros gastos de personal	5.028.894
Compra de bienes y servicios	510.955.940
Bienes de consumo	85.228.000
Servicios no personales	425.727.940
Depreciación y amortización	11.600.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.194.176
Al sector privado	594.176
Transferencias corrientes al sector privado	594.176
Directas a personas	594.176
Pensiones y otros beneficios asociados	348.312
Jubilaciones y otros beneficios asociados	245.864
Al sector público	29.600.000
Transferencias corrientes al sector público	27.600.000
A los entes descentralizados sin fines empresariales para sus gastos	9.600.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	18.000.000
Donaciones corrientes al sector público	2.000.000
A los entes descentralizados sin fines empresariales	2.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**140.410.000**
INVERSIÓN REAL DIRECTA	140.410.000
Formación bruta de capital fijo	138.810.000
Edificios e instalaciones	2.500.000
Maquinaria, equipos y otros bienes muebles	136.310.000
Bienes intangibles	1.600.000
APLICACIONES FINANCIERAS	**13.855.245**
INVERSIÓN FINANCIERA	13.855.245
Incremento de otros activos financieros	13.855.245
Incremento de disponibilidades	13.855.245
Incremento de bancos	13.855.245
TOTAL GASTOS	**766.421.543**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120239	Participación de la Oficina Coordinadora de Hidrografía y Navegación en el Desarrollo Integral de la Nación	acción			330	5.810.000				5.810.000
120246	Subsistencia de la Oficina Coordinadora de Hidrografía y Navegación y sus Delegaciones Regionales.	acción			100	69.180.000				69.180.000
120310	Realizar nuevas inversiones para la modernización del SINSEMA	señalización			24	93.640.000				93.640.000
120335	Preservación, optimización y equipamiento del Sistema Nacional de Señalización Acuática (SINSEMA) y sus Unidades Adscritas	operación			165	165.500.000				165.500.000
120367	Servicios especializados en las áreas de Hidrooceanografía y Señalización Acuática.	servicio			7	45.576.997			268.369.143	313.946.140
	TOTAL					**379.706.997**			**268.369.143**	**648.076.140**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	60.195.982				60.195.982
02	Gestión administrativa	57.555.245				57.555.245
03	Previsión y protección social	594.176				594.176
	TOTAL	**118.345.403**				**118.345.403**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**73**	**58**		**131**	**5.686.400**	**3.013.404**	**8.699.804**
Directivo		9		9	502.658	271.880	774.538
Profesional y Técnico	34	17		51	2.644.547	1.250.691	3.895.238
Personal Administrativo	31	4		35	1.265.475	775.497	2.040.972
Obrero	8	28		36	1.273.720	715.336	1.989.056
Personal Contratado	**2**	**1**		**3**	**114.988**		**114.988**
Profesional y Técnico	2			2	79.607		79.607
Personal Administrativo		1		1	35.381		35.381
TOTAL	**75**	**59**		**134**	**5.801.388**	**3.013.404**	**8.814.792**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**1**	**3**	**348.312**
Empleados	2	1	3	348.312
Jubilados	**1**	**1**	**2**	**245.864**
Empleados	1	1	2	245.864
TOTAL	**3**	**2**	**5**	**594.176**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	59.406.182
4.02	Materiales, suministros y mercancías	85.228.000
4.03	Servicios no personales	425.727.940
4.04	Activos reales	140.410.000
4.05	Activos financieros	13.855.245
4.07	Transferencias y donaciones	30.194.176
4.08	Otros gastos	11.600.000
	TOTAL	**766.421.543**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**661.978.543**
INGRESOS CORRIENTES ORDINARIOS	661.978.543
INGRESOS NO TRIBUTARIOS	313.075.912
Tasas	313.075.912
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	61.153.488
Venta de otros bienes y servicios	61.153.488
INGRESOS DE LA PROPIEDAD	19.200.000
Intereses	19.200.000
Intereses internos	19.200.000
Intereses por depósitos	19.200.000
TRANSFERENCIAS CORRIENTES	268.369.143
Transferencias corrientes del sector público	268.369.143
Transferencias corrientes internas recibidas del sector público	268.369.143
De los entes descentralizados sin fines empresariales	268.369.143
OTROS INGRESOS	180.000
Otros ingresos ajenos a la operación	180.000
1.2 GASTOS CORRIENTES	**612.156.298**
GASTOS DE CONSUMO	581.962.122
Remuneraciones	59.406.182
Sueldos, salarios y otras retribuciones	5.825.960
Beneficios y complementos de sueldos y salarios	8.400.764
Aportes patronales	1.702.720
Prestaciones sociales y otras indemnizaciones	4.820.988
Asistencia socioeconómica	33.626.856

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Otros gastos de personal	5.028.894
Compra de bienes y servicios	510.955.940
Bienes de consumo	85.228.000
Servicios no personales	425.727.940
Depreciación y amortización	11.600.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.194.176
Al sector privado	594.176
Transferencias corrientes al sector privado	594.176
Directas a personas	594.176
Pensiones y otros beneficios asociados	348.312
Jubilaciones y otros beneficios asociados	245.864
Al sector público	29.600.000
Transferencias corrientes al sector público	27.600.000
A los entes descentralizados sin fines empresariales para sus gastos	9.600.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	18.000.000
Donaciones corrientes al sector público	2.000.000
A los entes descentralizados sin fines empresariales	2.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**49.822.245**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**61.422.245**
RECURSOS PROPIOS DE CAPITAL	61.422.245
Ahorro/ Desahorro en cuenta corriente	49.822.245
Incremento de la depreciación y amortización acumuladas	11.600.000
2.2 GASTOS DE CAPITAL	**140.410.000**
INVERSIÓN REAL DIRECTA	140.410.000
Formación bruta de capital fijo	138.810.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Edificios e instalaciones	2.500.000
Maquinaria, equipos y otros bienes muebles	136.310.000
Bienes intangibles	1.600.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(78.987.755)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**92.843.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.150.000
Disminución de otros activos financieros	19.150.000
Disminución de cuentas por cobrar a corto plazo	2.000.000
Disminución de cuentas comerciales por cobrar a corto plazo	2.000.000
Disminución de fondos en avance, en anticipo y en fideicomiso	2.150.000
Disminución de fondos en anticipos	50.000
Disminución de anticipos a proveedores	750.000
Disminución de anticipos a contratistas por contratos a corto plazo	1.350.000
Disminución de otros activos financieros no circulantes	15.000.000
INCREMENTO DE PASIVOS	73.693.000
Incremento de cuentas y efectos por pagar	73.693.000
Incremento de otras cuentas y efectos por pagar	73.693.000
Incremento de otras cuentas por pagar a corto plazo	73.693.000
3.2 APLICACIONES FINANCIERAS	**92.843.000**
INVERSIÓN FINANCIERA	13.855.245
Incremento de otros activos financieros	13.855.245
Incremento de disponibilidades	13.855.245
Incremento de bancos	13.855.245
DÉFICIT FINANCIERO	78.987.755

A0193

Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

OFICINA COORDINADORA DE APOYO MARÍTIMO DE LA ARMADA (OCAMAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio económico financiero 2014, las directrices del servicio continúan enmarcadas dentro de los lineamientos previstos en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, así como dentro de las directrices emanadas de la Comisión Central de Planificación y del Ministerio del Poder Popular para la Defensa, con la finalidad de impulsar la transformación del sistema económico, para la transición al socialismo bolivariano, trascendiendo el modelo rentista petrolero capitalista hacia el modelo económico productivo socialista, basado en el desarrollo de las fuerzas productivas; lo cual no sólo se circunscribe a la misión de ésta Oficina sino que extiende su marco de acción a la colectividad, a través de la colaboración brindada a las Misiones Robinson, Sucre, Barrio Adentro, Ribas y Brigada Humanitaria Internacional, con el apoyo en los servicios de acopio y almacenamiento de las cargas subsidiadas y a las actividades culturales y deportivas dirigidas tanto al personal de la institución y sus familiares, como fuera de ella.

El servicio de transporte marítimo en el marco de la logística integral, se adecua al mercado de fletes y pasajes y a la estructura de fletes que establece el Servicio Desconcentrado para la rentabilidad de sus actividades. Igualmente suscribe acuerdos con operadores públicos o privados con la finalidad de garantizar las negociaciones. Para los servicios portuarios en Puerto Cabello y los servicios de almacén, aplican diversas tarifas, mientras que para los Servicios de Agenciamiento y Logística Portuaria, se establecen convenios con los clientes, fundamentalmente del sector público.

La política de gastos se orienta a cubrir las distintas operaciones, funciones administrativas y de mantenimiento a los buques y su infraestructura; así como también los referidos a los servicios de agenciamiento y logística portuaria, pero apegado a la racionalización y eficiencia atendiendo a las políticas de austeridad emanadas del Ejecutivo Nacional.

El servicio de transporte, se atenderá de acuerdo a las características de los buques y a las rutas aperturadas. Cubrirá la demanda de Servicios Portuarios, Almacén Puerto Cabello y Almacén La Guaira, Agenciamiento Naviero en los Puertos Nacionales y Servicios al Proyecto Costa Afuera, contando con un personal especializado en la atención de buques tanques, buques abastecedores, buques graneleros, buques gaseros, buques químicos, de carga general y logística integral, de acuerdo a sus capacidades operativas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.363.691.588**
INGRESOS CORRIENTES ORDINARIOS	1.363.691.588
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.355.235.705
Venta de otros bienes y servicios	1.355.235.705
INGRESOS DE LA PROPIEDAD	8.455.883
Intereses	8.455.883
Intereses internos	8.455.883
Intereses por títulos-valores	8.455.883
INGRESOS DE CAPITAL	**10.480.219**
RECURSOS PROPIOS DE CAPITAL	10.480.219
Incremento de la depreciación y amortización acumuladas	10.480.219
FUENTES DE FINANCIAMIENTO	**172.434.091**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	23.260.599
Disminución de otros activos financieros	23.260.599
Disminución de disponibilidades	10.278.907
Disminución de caja	123.907
Disminución de inversiones temporales	10.155.000
Disminución de fondos en avance, en anticipo y en fideicomiso	12.981.692
Disminución de anticipos a contratistas por contratos a corto plazo	12.735.678
Disminución de activos diferidos a mediano y largo plazo	246.014
INCREMENTO DE PASIVOS	149.173.492
Incremento de cuentas y efectos por pagar	141.284.068
Incremento de cuentas y efectos por pagar a mediano y largo plazo	141.284.068

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de cuentas por pagar a proveedores a mediano y largo plazo	141.284.068
Incremento de otros pasivos	7.889.424
Incremento de provisiones y reservas técnicas	7.889.424
Incremento de provisiones	7.889.424
Incremento de otras provisiones	7.889.424
TOTAL RECURSOS	**1.546.605.898**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.266.046.360**
GASTOS DE CONSUMO	1.224.548.028
Remuneraciones	46.720.700
Sueldos, salarios y otras retribuciones	13.908.244
Beneficios y complementos de sueldos y salarios	11.077.295
Aportes patronales	1.763.408
Prestaciones sociales y otras indemnizaciones	2.167.840
Asistencia socioeconómica	8.836.762
Otros gastos de personal	8.967.151
Compra de bienes y servicios	1.151.626.777
Bienes de consumo	186.117.294
Servicios no personales	965.509.483
Depreciación y amortización	10.480.219

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Provisiones y otros gastos	15.720.332
Cuentas incobrables	15.720.332
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.498.332
Al sector privado	6.320.000
Transferencias corrientes al sector privado	1.820.000
Directas a personas	1.820.000
Jubilaciones y otros beneficios asociados	1.820.000
Donaciones corrientes al sector privado	4.500.000
Donaciones a personas	4.500.000
Al sector público	35.178.332
Transferencias corrientes al sector público	35.178.332
A los entes descentralizados sin fines empresariales para sus gastos	21.107.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	14.071.332
GASTOS DE CAPITAL	**97.645.228**
INVERSIÓN REAL DIRECTA	97.645.228
Formación bruta de capital fijo	92.645.228
Maquinaria, equipos y otros bienes muebles	85.212.614
Construcciones de bienes de dominio privado	7.432.614
Bienes intangibles	5.000.000
APLICACIONES FINANCIERAS	**182.914.310**
INVERSIÓN FINANCIERA	143.999.616
Incremento de otros activos financieros	143.999.616
Incremento de disponibilidades	16.751.756
Incremento de bancos	16.751.756
Incremento de cuentas por cobrar a corto plazo	116.263.143
Incremento de cuentas comerciales por cobrar a corto plazo	116.263.143

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	8.436.492
Incremento de anticipos a contratistas por contratos de corto plazo	8.436.492
Incremento de otros activos financieros circulantes	2.548.225
DISMINUCIÓN DE PASIVOS	38.914.694
Disminución de otros pasivos	38.914.694
Disminución de otros pasivos a corto plazo	20.668.249
Disminución de otros pasivos a mediano y largo plazo	18.246.445
TOTAL GASTOS	**1.546.605.898**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120420	Servicio Logística Portuaria	Servicio			360	256.618.859				256.618.859
120509	Transporte Marítimo	Tonelada métrica			107.076	493.006.520				493.006.520
120603	Servicios Portuarios	Buque			537	129.979.089				129.979.089
120657	Servicios de Almacén	Unidad			48.000	230.313.292				230.313.292
120705	Participación del Servicio Desconcentrado en el Desarrollo Integral de la Nación.	Evento			60	4.000.000				4.000.000
TOTAL						1.113.917.760				1.113.917.760

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	28.959.080				28.959.080
02	Gestión administrativa	252.735.566			149.173.492	401.909.058
03	Previsión y protección social	1.820.000				1.820.000
TOTAL		**283.514.646**			**149.173.492**	**432.688.138**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**45**	**30**	**41**	**116**	**4.009.967**	**2.400.275**	**6.410.242**
Profesional y Técnico	21	4	17	42	1.974.200	1.396.955	3.371.155
Personal Administrativo	17	10	13	40	846.086	598.752	1.444.838
Obrero	7	16	11	34	1.189.681	404.568	1.594.249
Personal Contratado	**29**	**17**		**46**	**2.241.054**		**2.241.054**
Profesional y Técnico	12	8		20	1.400.038		1.400.038
Personal Administrativo	14	5		19	600.016		600.016
Obrero	3	4		7	241.000		241.000
TOTAL	**74**	**47**	**41**	**162**	**6.251.021**	**2.400.275**	**8.651.296**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**2**		**2**	**1.820.000**
Empleados	2		2	1.820.000
TOTAL	**2**		**2**	**1.820.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	46.720.700
4.02	Materiales, suministros y mercancías	186.117.294
4.03	Servicios no personales	965.509.483
4.04	Activos reales	97.645.228
4.05	Activos financieros	143.999.616
4.07	Transferencias y donaciones	41.498.332
4.08	Otros gastos	26.200.551
4.11	Disminución de pasivos	38.914.694
	TOTAL	**1.546.605.898**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.363.691.588**
INGRESOS CORRIENTES ORDINARIOS	1.363.691.588
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.355.235.705
Venta de otros bienes y servicios	1.355.235.705
INGRESOS DE LA PROPIEDAD	8.455.883
Intereses	8.455.883
Intereses internos	8.455.883
Intereses por títulos-valores	8.455.883
1.2 GASTOS CORRIENTES	**1.266.046.360**
GASTOS DE CONSUMO	1.224.548.028
Remuneraciones	46.720.700
Sueldos, salarios y otras retribuciones	13.908.244
Beneficios y complementos de sueldos y salarios	11.077.295
Aportes patronales	1.763.408
Prestaciones sociales y otras indemnizaciones	2.167.840
Asistencia socioeconómica	8.836.762
Otros gastos de personal	8.967.151
Compra de bienes y servicios	1.151.626.777
Bienes de consumo	186.117.294
Servicios no personales	965.509.483
Depreciación y amortización	10.480.219
Provisiones y otros gastos	15.720.332
Cuentas incobrables	15.720.332
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.498.332
Al sector privado	6.320.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Transferencias corrientes al sector privado	1.820.000
Directas a personas	1.820.000
Jubilaciones y otros beneficios asociados	1.820.000
Donaciones corrientes al sector privado	4.500.000
Donaciones a personas	4.500.000
Al sector público	35.178.332
Transferencias corrientes al sector público	35.178.332
A los entes descentralizados sin fines empresariales para sus gastos	21.107.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	14.071.332
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**97.645.228**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**108.125.447**
RECURSOS PROPIOS DE CAPITAL	108.125.447
Ahorro/ Desahorro en cuenta corriente	97.645.228
Incremento de la depreciación y amortización acumuladas	10.480.219
2.2 GASTOS DE CAPITAL	**97.645.228**
INVERSIÓN REAL DIRECTA	97.645.228
Formación bruta de capital fijo	92.645.228
Maquinaria, equipos y otros bienes muebles	85.212.614
Construcciones de bienes de dominio privado	7.432.614
Bienes intangibles	5.000.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**10.480.219**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**182.914.310**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	23.260.599
Disminución de otros activos financieros	23.260.599
Disminución de disponibilidades	10.278.907
Disminución de caja	123.907
Disminución de inversiones temporales	10.155.000
Disminución de fondos en avance, en anticipo y en fideicomiso	12.981.692
Disminución de anticipos a contratistas por contratos a corto plazo	12.735.678
Disminución de activos diferidos a mediano y largo plazo	246.014
INCREMENTO DE PASIVOS	149.173.492
Incremento de cuentas y efectos por pagar	141.284.068
Incremento de cuentas y efectos por pagar a mediano y largo plazo	141.284.068
Incremento de cuentas por pagar a proveedores a mediano y largo plazo	141.284.068
Incremento de otros pasivos	7.889.424
Incremento de provisiones y reservas técnicas	7.889.424
Incremento de provisiones	7.889.424
Incremento de otras provisiones	7.889.424
SUPERÁVIT FINANCIERO	10.480.219
3.2 APLICACIONES FINANCIERAS	**182.914.310**
INVERSIÓN FINANCIERA	143.999.616
Incremento de otros activos financieros	143.999.616
Incremento de disponibilidades	16.751.756
Incremento de bancos	16.751.756
Incremento de cuentas por cobrar a corto plazo	116.263.143
Incremento de cuentas comerciales por cobrar a corto plazo	116.263.143
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	8.436.492

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de anticipos a contratistas por contratos de corto plazo	8.436.492
Incremento de otros activos financieros circulantes	2.548.225
DISMINUCIÓN DE PASIVOS	38.914.694
Disminución de otros pasivos	38.914.694
Disminución de otros pasivos a corto plazo	20.668.249
Disminución de otros pasivos a mediano y largo plazo	18.246.445

A0194

Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)

SERVICIO AUTÓNOMO SIN PERSONALIDAD JURÍDICA DE LA FUERZA AÉREA VENEZOLANA (SAFAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo de la Aviación es un órgano responsable del aprovechamiento de las instalaciones y capacidades operativas que permiten la captación de ingresos para apoyar el presupuesto de la Aviación, cubrir gastos por concepto de inversión, funcionamiento y cualquier otro gasto que contribuya con el desarrollo de la organización, tiene como misión comercializar las capacidades del componente Aviación, con carácter de autogestión, donde sus fortalezas son los criterios de calidad, innovación y avanzada tecnología, con el objeto de desarrollar la industria básica no energética, la manufactura y los servicios básicos.

Para el presente ejercicio fiscal, el Servicio Autónomo estima alcanzar por la comercialización de bienes y servicios. un (01) proyecto denominado Centro de Gestión Productiva Diversificada y cuatro (04) acciones específicas las cuales están referidas a: Instrucción y Capacitación Técnica a Entes Públicos y Privados, Servicios Aeronáuticos en General, Producción y Comercialización de Productos de Panificación y Pastelería y Apoyo Administrativo.

Es por esto, que todas las actividades a efectuar durante el ejercicio fiscal 2014, van con el propósito de cumplir con el Proyecto y las acciones específicas mencionadas en el párrafo anterior, las cuales serán financiadas con recursos económicos obtenidos de la autogestión de los bienes y servicios prestados y están alineadas con el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**2.819.840**
INGRESOS CORRIENTES ORDINARIOS	2.819.840
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.551.888
Venta de otros bienes y servicios	2.551.888
INGRESOS DE LA PROPIEDAD	267.952
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	267.952
Alquileres	267.952
INGRESOS DE CAPITAL	**357.482**
RECURSOS PROPIOS DE CAPITAL	357.482
Incremento de la depreciación y amortización acumuladas	357.482
FUENTES DE FINANCIAMIENTO	**6.859.264**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.331.045
Disminución de otros activos financieros	6.331.045
Disminución de disponibilidades	1.792.153
Disminución de bancos	1.373.767
Disminución de inversiones temporales	418.386
Disminución de fondos en avance, en anticipo y en fideicomiso	4.538.892
Disminución de anticipos a proveedores	1.594.974
Disminución de anticipos a contratistas por contratos a corto plazo	2.943.918

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INCREMENTO DE PASIVOS	528.219
Incremento de cuentas y efectos por pagar	518.219
Incremento de cuentas y efectos por pagar a mediano y largo plazo	518.219
Incremento de cuentas por pagar a proveedores a mediano y largo plazo	518.219
Incremento de otros pasivos	10.000
Incremento de otros pasivos a corto plazo	10.000
TOTAL RECURSOS	**10.036.586**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.782.509**
GASTOS DE CONSUMO	2.641.534
Remuneraciones	110.692
Sueldos, salarios y otras retribuciones	63.000
Beneficios y complementos de sueldos y salarios	8.500
Aportes patronales	9.000
Prestaciones sociales y otras indemnizaciones	25.000
Asistencia socioeconómica	5.092
Otros gastos de personal	100
Compra de bienes y servicios	2.163.360
Bienes de consumo	1.317.613
Servicios no personales	845.747
Impuestos indirectos	10.000
Depreciación y amortización	357.482
TRANSFERENCIAS Y DONACIONES CORRIENTES	140.752
Al sector público	140.752
Donaciones corrientes al sector público	140.752
A la República	140.752
OTROS GASTOS CORRIENTES	223
Otros gastos corrientes	223
Otras perdidas	223
GASTOS DE CAPITAL	**407.379**
INVERSIÓN REAL DIRECTA	407.379
Formación bruta de capital fijo	407.379
Edificios e instalaciones	360.092
Construcciones de bienes de dominio público	47.287
APLICACIONES FINANCIERAS	**6.846.698**
INVERSIÓN FINANCIERA	3.315.357
Incremento de otros activos financieros	3.315.357
Incremento de cuentas por cobrar a corto plazo	342.829

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de cuentas comerciales por cobrar a corto plazo	151.303
Incremento de otras cuentas por cobrar a corto plazo	191.526
Incremento de otros activos financieros	2.972.528
DISMINUCIÓN DE PASIVOS	3.531.341
Disminución de cuentas y efectos por pagar	1.567.036
Disminución de cuentas y efectos por pagar a corto plazo	1.538.257
Disminución de aportes patronales y retenciones laborales por pagar	1.352.279
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.342.756
Disminución de otras retenciones laborales por pagar	9.523
Disminución cuentas por pagar a proveedores a corto plazo	176.220
Disminución de intereses por pagar	9.758
Disminución de intereses internos por pagar	9.758
Disminución de otras cuentas y efectos por pagar	28.779
Disminución de otras cuentas por pagar a corto plazo	28.779
Disminución de otros pasivos	1.964.305
Disminución de pasivos diferidos a corto plazo	318.959
Disminución de rentas diferidas por recaudar a corto plazo	318.959
Disminución de fondos de terceros	111.349
Disminución de depósitos recibidos en garantía	111.349
Disminución de otros pasivos a corto plazo	1.533.997
TOTAL GASTOS	**10.036.586**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120927	Centro de gestión productiva diversificada	recurso			10.036.586	9.508.367			528.219	10.036.586
TOTAL						**9.508.367**			**528.219**	**10.036.586**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**3**	**4**		**7**	**50.000**		**50.000**
Obrero	3	4		7	50.000		50.000
TOTAL	**3**	**4**		**7**	**50.000**		**50.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	110.692
4.02	Materiales, suministros y mercancías	1.317.613
4.03	Servicios no personales	855.747
4.04	Activos reales	407.379
4.05	Activos financieros	3.315.357
4.07	Transferencias y donaciones	140.752
4.08	Otros gastos	357.705
4.11	Disminución de pasivos	3.531.341
	TOTAL	**10.036.586**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.819.840**
INGRESOS CORRIENTES ORDINARIOS	2.819.840
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.551.888
Venta de otros bienes y servicios	2.551.888
INGRESOS DE LA PROPIEDAD	267.952
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	267.952
Alquileres	267.952
1.2 GASTOS CORRIENTES	**2.782.509**
GASTOS DE CONSUMO	2.641.534
Remuneraciones	110.692
Sueldos, salarios y otras retribuciones	63.000
Beneficios y complementos de sueldos y salarios	8.500
Aportes patronales	9.000
Prestaciones sociales y otras indemnizaciones	25.000
Asistencia socioeconómica	5.092
Otros gastos de personal	100
Compra de bienes y servicios	2.163.360
Bienes de consumo	1.317.613
Servicios no personales	845.747
Impuestos indirectos	10.000
Depreciación y amortización	357.482

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	140.752
Al sector público	140.752
Donaciones corrientes al sector público	140.752
A la República	140.752
OTROS GASTOS CORRIENTES	223
Otros gastos corrientes	223
Otras perdidas	223
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**37.331**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**394.813**
RECURSOS PROPIOS DE CAPITAL	394.813
Ahorro/ Desahorro en cuenta corriente	37.331
Incremento de la depreciación y amortización acumuladas	357.482
2.2 GASTOS DE CAPITAL	**407.379**
INVERSIÓN REAL DIRECTA	407.379
Formación bruta de capital fijo	407.379
Edificios e instalaciones	360.092
Construcciones de bienes de dominio público	47.287
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(12.566)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.859.264**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.331.045
Disminución de otros activos financieros	6.331.045

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de disponibilidades	1.792.153
Disminución de bancos	1.373.767
Disminución de inversiones temporales	418.386
Disminución de fondos en avance, en anticipo y en fideicomiso	4.538.892
Disminución de anticipos a proveedores	1.594.974
Disminución de anticipos a contratistas por contratos a corto plazo	2.943.918
INCREMENTO DE PASIVOS	528.219
Incremento de cuentas y efectos por pagar	518.219
Incremento de cuentas y efectos por pagar a mediano y largo plazo	518.219
Incremento de cuentas por pagar a proveedores a mediano y largo plazo	518.219
Incremento de otros pasivos	10.000
Incremento de otros pasivos a corto plazo	10.000
3.2 APLICACIONES FINANCIERAS	**6.859.264**
INVERSIÓN FINANCIERA	3.315.357
Incremento de otros activos financieros	3.315.357
Incremento de cuentas por cobrar a corto plazo	342.829
Incremento de cuentas comerciales por cobrar a corto plazo	151.303
Incremento de otras cuentas por cobrar a corto plazo	191.526
Incremento de otros activos financieros	2.972.528
DISMINUCIÓN DE PASIVOS	3.531.341
Disminución de cuentas y efectos por pagar	1.567.036
Disminución de cuentas y efectos por pagar a corto plazo	1.538.257
Disminución de aportes patronales y retenciones laborales por pagar	1.352.279
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.342.756

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de otras retenciones laborales por pagar	9.523
Disminución cuentas por pagar a proveedores a corto plazo	176.220
Disminución de intereses por pagar	9.758
Disminución de intereses internos por pagar	9.758
Disminución de otras cuentas y efectos por pagar	28.779
Disminución de otras cuentas por pagar a corto plazo	28.779
Disminución de otros pasivos	1.964.305
Disminución de pasivos diferidos a corto plazo	318.959
Disminución de rentas diferidas por recaudar a corto plazo	318.959
Disminución de fondos de terceros	111.349
Disminución de depósitos recibidos en garantía	111.349
Disminución de otros pasivos a corto plazo	1.533.997
DÉFICIT FINANCIERO	12.566

A0195

Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

SERVICIO AUTÓNOMO DE MANTENIMIENTO DE LANCHAS DE LA GUARDIA NACIONAL (SAMALGUARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional, da respuesta a las necesidades principalmente de la Guardia Nacional Bolivariana, en cuanto a la formación de patrones técnicos que permitan desarrollar rasgos y cualidades del nuevo plan socialista que se gesta, relacionado con nuestra historia. Hoy por hoy, a través de su transparente gestión, los Directivos de este Servicio Desconcentrado mantienen su firme convicción de ser una institución modelo.

Haciendo una proyección hacia el futuro inmediato, con el desarrollo del proyecto, se espera impactar a la población venezolana a través de la Seguridad de la zona costera del territorio nacional. Como consecuencia esencial, la Guardia Nacional Bolivariana, tendrá una mayor ejecución de sus planes de patrullajes navales gracias a la eficiencia y garantía del servicio realizado desde este ente especializado. Con el proyecto planteado para ejecutar durante el año 2014, denominado mantenimiento preventivo y correctivo de Lanchas Patrulleras de la Guardia Nacional Bolivariana de Venezuela y Embarcaciones pertenecientes al sector privado, se espera alcanzar los siguientes objetivos:

- Garantizar mantenimiento correctivo y preventivo de alta calidad, de las Lanchas Patrulleras de la Guardia Nacional Bolivariana y de Embarcaciones navales pertenecientes al sector privado, y así incrementar la capacidad operacional de esas unidades.

- Fortalecer el apoyo de las unidades comprometidas en operaciones de orden público, proporcionando el mantenimiento correctivo y preventivo de las Lanchas Patrulleras de la Guardia Nacional Bolivariana.

- Reducir los tiempos de respuesta en relación a los requerimientos de servicio y mantenimiento de las Lanchas Patrulleras de la Guardia Nacional Bolivariana y de Embarcaciones navales pertenecientes al sector privado, y brindar las mejores condiciones de seguridad, que permita mantener la eficacia en las reparaciones y mantenimiento de las unidades, para garantizar el correcto funcionamiento de los sistemas principales y auxiliares de las Lanchas Patrulleras de la Guardia Nacional Bolivariana y de Embarcaciones navales pertenecientes al sector privado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**7.848.872**
INGRESOS CORRIENTES ORDINARIOS	7.848.872
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	7.848.872
Venta de otros bienes y servicios	7.848.872
INGRESOS DE CAPITAL	**25.000**
RECURSOS PROPIOS DE CAPITAL	25.000
Incremento de la depreciación y amortización acumuladas	25.000
TOTAL RECURSOS	**7.873.872**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**5.363.572**
GASTOS DE CONSUMO	5.277.880
Compra de bienes y servicios	5.252.880
Bienes de consumo	2.441.980
Servicios no personales	2.810.900
Depreciación y amortización	25.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.692
Al sector público	85.692
Transferencias corrientes al sector público	85.692
A los entes descentralizados sin fines empresariales para sus gastos	85.692
GASTOS DE CAPITAL	**258.000**
INVERSIÓN REAL DIRECTA	258.000
Formación bruta de capital fijo	258.000
Maquinaria, equipos y otros bienes muebles	258.000
APLICACIONES FINANCIERAS	**2.252.300**
INVERSIÓN FINANCIERA	410.000
Incremento de otros activos financieros	410.000
Incremento de disponibilidades	410.000
Incremento de bancos	410.000
DISMINUCIÓN DE PASIVOS	1.842.300
Disminución de cuentas y efectos por pagar	1.842.300
Disminución de cuentas y efectos por pagar a corto plazo	1.842.300
Disminución cuentas por pagar a proveedores a corto plazo	1.842.300
TOTAL GASTOS	**7.873.872**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120836	"Servicio de Mantenimiento preventivo y correctivo de lanchas patrulleras de la Guardia Nacional Bolivariana de Venezuela y embarcaciones pertenecientes al Sector Público y Privado"	Mantenimiento			314	7.873.872				7.873.872
TOTAL						**7.873.872**				**7.873.872**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.02	Materiales, suministros y mercancías	2.441.980
4.03	Servicios no personales	2.810.900
4.04	Activos reales	258.000
4.05	Activos financieros	410.000
4.07	Transferencias y donaciones	85.692
4.08	Otros gastos	25.000
4.11	Disminución de pasivos	1.842.300
	TOTAL	**7.873.872**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.848.872**
INGRESOS CORRIENTES ORDINARIOS	7.848.872
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	7.848.872
Venta de otros bienes y servicios	7.848.872
1.2 GASTOS CORRIENTES	**5.363.572**
GASTOS DE CONSUMO	5.277.880
Compra de bienes y servicios	5.252.880
Bienes de consumo	2.441.980
Servicios no personales	2.810.900
Depreciación y amortización	25.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.692
Al sector público	85.692
Transferencias corrientes al sector público	85.692
A los entes descentralizados sin fines empresariales para sus gastos	85.692
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.485.300**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.510.300**
RECURSOS PROPIOS DE CAPITAL	2.510.300
Ahorro/ Desahorro en cuenta corriente	2.485.300
Incremento de la depreciación y amortización acumuladas	25.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**258.000**
INVERSIÓN REAL DIRECTA	258.000
Formación bruta de capital fijo	258.000
Maquinaria, equipos y otros bienes muebles	258.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**2.252.300**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.252.300**
SUPERÁVIT FINANCIERO	2.252.300
3.2 APLICACIONES FINANCIERAS	**2.252.300**
INVERSIÓN FINANCIERA	410.000
Incremento de otros activos financieros	410.000
Incremento de disponibilidades	410.000
Incremento de bancos	410.000
DISMINUCIÓN DE PASIVOS	1.842.300
Disminución de cuentas y efectos por pagar	1.842.300
Disminución de cuentas y efectos por pagar a corto plazo	1.842.300
Disminución cuentas por pagar a proveedores a corto plazo	1.842.300

A0293

Servicio Desconcentrado de Bienes y Servicios de la Fuerza Armada Nacional Bolivariana (SEDEFANB)

SERVICIO DESCONCENTRADO DE BIENES Y SERVICIOS DE LA FUERZA ARMADA NACIONAL BOLIVARIANA (SEDEFANB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Desconcentrado durante el año 2014 dedicado a la producción y suministro de bienes y servicios a fin de maximizar la rentabilidad y el fortalecimiento de la capacidad operativa de la Fuerza Armada Nacional. Presenta tres (3) Proyectos que se destacan a continuación y que están enmarcados dentro de los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019:

- Producción de Bienes cuyo objetivo específico es desarrollar un modelo de gestión de servicios para obtener ventajas, enfocado en la estandarización de los procesos y materiales. Con esto prevé contribuir con el bienestar económico social del personal civil y militar que hace vida dentro de las instalaciones del Fuerte Tiuna.

- Sistema de Suministro de Servicios para satisfacer las necesidades y expectativas de los clientes, con un enfoque hacia el mejoramiento continuo de los procesos.

- Fortalecimiento de la Capacidad Operativa de la Fuerza Armada Nacional Bolivariana, mediante la construcción, remodelación, equipamiento y prestación de servicio.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**147.543.930**
INGRESOS CORRIENTES ORDINARIOS	147.543.930
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	141.040.087
Venta de otros bienes y servicios	141.040.087
INGRESOS DE LA PROPIEDAD	4.363.829
Intereses	592.249
Intereses internos	592.249
Intereses por depósitos	592.249
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	3.771.580
Alquileres	3.771.580
TRANSFERENCIAS CORRIENTES	2.140.014
Transferencias corrientes del sector público	2.140.014
Transferencias corrientes internas recibidas del sector público	2.140.014
De la República	2.140.014
INGRESOS DE CAPITAL	**50.994**
RECURSOS PROPIOS DE CAPITAL	50.994
Incremento de la depreciación y amortización acumuladas	50.994
FUENTES DE FINANCIAMIENTO	**74.500.586**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	395.296
Disminución de otros activos financieros	395.296
Disminución de otros activos financieros circulantes	395.296
INCREMENTO DE PASIVOS	74.105.290
Incremento de cuentas y efectos por pagar	18.891.057
Incremento de cuentas y efectos por pagar a corto plazo	18.891.057
Incremento cuentas por pagar a proveedores a corto plazo	18.891.057

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de otros pasivos	55.214.233
Incremento de provisiones y reservas técnicas	821.320
Incremento de provisiones	821.320
Incremento de provisiones para cuentas incobrables	650.000
Incremento de provisiones para pérdidas de inventario	810
Incremento de otras provisiones	170.510
Incremento de fondos de terceros	38.383
Incremento de otros fondos de terceros	38.383
Incremento de otros pasivos a corto plazo	1.655.607
Incremento de otros pasivos a mediano y largo plazo	52.698.923
TOTAL RECURSOS	**222.095.510**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**146.152.446**
GASTOS DE CONSUMO	50.598.952
Remuneraciones	15.106.032
Sueldos, salarios y otras retribuciones	8.510.329
Beneficios y complementos de sueldos y salarios	3.140.202
Aportes patronales	578.590
Prestaciones sociales y otras indemnizaciones	1.175.129
Asistencia socioeconómica	1.701.782
Compra de bienes y servicios	35.442.050
Bienes de consumo	7.826.805
Servicios no personales	27.615.245
Impuestos indirectos	11.876
Depreciación y amortización	50.994
Variación de existencias	-12.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	79.242.357
Al sector público	79.242.357
Donaciones corrientes al sector público	79.242.357
A los entes descentralizados sin fines empresariales	79.242.357
OTROS GASTOS CORRIENTES	16.311.137
Pérdidas por ventas de activos	397
Otros gastos corrientes	16.310.740
Bienes y servicios para la venta	15.367.161
Otras perdidas	943.579
GASTOS DE CAPITAL	**22.959**
INVERSIÓN REAL DIRECTA	22.959
Formación bruta de capital fijo	10.959
Maquinaria, equipos y otros bienes muebles	10.959
Incremento de existencias	12.000
De productos terminados y existencias	2.006

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
De materias primas y materiales y suministros	9.994
APLICACIONES FINANCIERAS	**75.920.105**
INVERSIÓN FINANCIERA	75.919.875
Incremento de otros activos financieros	75.919.875
Incremento de disponibilidades	21.435.751
Incremento de caja	96.425
Incremento de bancos	21.339.326
Incremento de cuentas por cobrar a corto plazo	32.277.890
Incremento de cuentas comerciales por cobrar a corto plazo	32.277.890
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	22.206.234
Incremento de anticipos a proveedores	22.204.917
Incremento de activos diferidos a corto plazo	1.317
DISMINUCIÓN DE PASIVOS	230
Disminución de otros pasivos	230
Disminución de fondos de terceros	230
Disminución de depósitos recibidos en garantía	230
TOTAL GASTOS	**222.095.510**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121258	Sistema de suministro de Servicios	factura			449	26.281.062				26.281.062
121338	Fortalecimiento de la eficiencia operativa de la Fuerza Armada Nacional Bolivariana	solicitud			15		2.140.014			2.140.014
121386	Producción de bienes	producción			201.720	77.057.834				77.057.834
TOTAL						103.338.896	2.140.014			105.478.910

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	6.042.413				6.042.413
02	Gestión administrativa	36.468.897			74.105.290	110.574.187
TOTAL		42.511.310			74.105.290	116.616.600

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**64**	**52**		**116**	**5.151.936**		**5.151.936**
Profesional y Técnico	9	4		13	747.677		747.677
Personal Administrativo	12	2		14	782.991		782.991
Obrero	43	46		89	3.621.268		3.621.268
TOTAL	**64**	**52**		**116**	**5.151.936**		**5.151.936**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	15.106.032
4.02	Materiales, suministros y mercancías	23.193.966
4.03	Servicios no personales	27.627.121
4.04	Activos reales	10.959
4.05	Activos financieros	75.919.875
4.07	Transferencias y donaciones	79.242.357
4.08	Otros gastos	994.970
4.11	Disminución de pasivos	230
	TOTAL	**222.095.510**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**147.543.930**
INGRESOS CORRIENTES ORDINARIOS	147.543.930
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	141.040.087
Venta de otros bienes y servicios	141.040.087
INGRESOS DE LA PROPIEDAD	4.363.829
Intereses	592.249
Intereses internos	592.249
Intereses por depósitos	592.249
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	3.771.580
Alquileres	3.771.580
TRANSFERENCIAS CORRIENTES	2.140.014
Transferencias corrientes del sector público	2.140.014
Transferencias corrientes internas recibidas del sector público	2.140.014
De la República	2.140.014
Recursos Ordinarios	2.140.014
1.2 GASTOS CORRIENTES	**146.152.446**
GASTOS DE CONSUMO	50.598.952
Remuneraciones	15.106.032
Sueldos, salarios y otras retribuciones	8.510.329
Beneficios y complementos de sueldos y salarios	3.140.202
Aportes patronales	578.590
Prestaciones sociales y otras indemnizaciones	1.175.129
Asistencia socioeconómica	1.701.782

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Compra de bienes y servicios	35.442.050
Bienes de consumo	7.826.805
Servicios no personales	27.615.245
Impuestos indirectos	11.876
Depreciación y amortización	50.994
Variación de existencias	(12.000)
TRANSFERENCIAS Y DONACIONES CORRIENTES	79.242.357
Al sector público	79.242.357
Donaciones corrientes al sector público	79.242.357
A los entes descentralizados sin fines empresariales	79.242.357
OTROS GASTOS CORRIENTES	16.311.137
Pérdidas por ventas de activos	397
Otros gastos corrientes	16.310.740
Bienes y servicios para la venta	15.367.161
Otras perdidas	943.579
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.391.484**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.442.478**
RECURSOS PROPIOS DE CAPITAL	1.442.478
Ahorro/ Desahorro en cuenta corriente	1.391.484
Incremento de la depreciación y amortización acumuladas	50.994
2.2 GASTOS DE CAPITAL	**22.959**
INVERSIÓN REAL DIRECTA	22.959

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Formación bruta de capital fijo	10.959
Maquinaria, equipos y otros bienes muebles	10.959
Incremento de existencias	12.000
De productos terminados y existencias	2.006
De materias primas y materiales y suministros	9.994
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.419.519**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**75.920.105**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	395.296
Disminución de otros activos financieros	395.296
Disminución de otros activos financieros circulantes	395.296
INCREMENTO DE PASIVOS	74.105.290
Incremento de cuentas y efectos por pagar	18.891.057
Incremento de cuentas y efectos por pagar a corto plazo	18.891.057
Incremento cuentas por pagar a proveedores a corto plazo	18.891.057
Incremento de otros pasivos	55.214.233
Incremento de provisiones y reservas técnicas	821.320
Incremento de provisiones	821.320
Incremento de provisiones para cuentas incobrables	650.000
Incremento de provisiones para pérdidas de inventario	810
Incremento de otras provisiones	170.510
Incremento de fondos de terceros	38.383
Incremento de otros fondos de terceros	38.383
Incremento de otros pasivos a corto plazo	1.655.607
Incremento de otros pasivos a mediano y largo plazo	52.698.923
SUPERÁVIT FINANCIERO	1.419.519

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**75.920.105**
INVERSIÓN FINANCIERA	75.919.875
Incremento de otros activos financieros	75.919.875
Incremento de disponibilidades	21.435.751
Incremento de caja	96.425
Incremento de bancos	21.339.326
Incremento de cuentas por cobrar a corto plazo	32.277.890
Incremento de cuentas comerciales por cobrar a corto plazo	32.277.890
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	22.206.234
Incremento de anticipos a proveedores	22.204.917
Incremento de activos diferidos a corto plazo	1.317
DISMINUCIÓN DE PASIVOS	230
Disminución de otros pasivos	230
Disminución de fondos de terceros	230
Disminución de depósitos recibidos en garantía	230

A0448

Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)

FUNDACIÓN DE ATENCIÓN SOCIAL DEL MINISTERIO DE LA DEFENSA (FUNDASMIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN), está dirigida a la promoción, fomento y apoyo a las actividades destinadas a la ejecución de proyectos de carácter cultural, asistencial, así como social en materia de salud y vivienda, en pro del bienestar del personal militar de la Fuerza Armada Nacional Bolivariana, sus familiares y personal civil y miembros de la comunidad de escasos recursos.

En cumplimiento con sus objetivos, prevé realizar eventos de carácter social, con el fin de contribuir con apoyos y donaciones, la cuales se dirigirán a mejorar el bienestar social y económico de la población militar de escasos recursos y sus familiares.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**43.406.957**
INGRESOS CORRIENTES ORDINARIOS	43.406.957
TRANSFERENCIAS CORRIENTES	43.406.957
Transferencias corrientes del sector público	43.406.957
Transferencias corrientes internas recibidas del sector público	43.406.957
De la República	11.306.957
De los entes descentralizados sin fines empresariales	32.100.000
TOTAL RECURSOS	**43.406.957**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**41.906.957**
GASTOS DE CONSUMO	11.306.957
Remuneraciones	1.676.440
Sueldos, salarios y otras retribuciones	626.436
Beneficios y complementos de sueldos y salarios	561.384
Aportes patronales	56.220
Prestaciones sociales y otras indemnizaciones	70.000
Otros gastos de personal	362.400
Compra de bienes y servicios	8.587.502
Bienes de consumo	1.580.000
Servicios no personales	7.007.502
Impuestos indirectos	1.043.015
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.600.000
Al sector privado	27.000.000
Donaciones corrientes al sector privado	27.000.000
Donaciones a personas	24.600.000
Donaciones a instituciones sin fines de lucro	2.400.000
Al sector público	3.600.000
Donaciones corrientes al sector público	3.600.000
A los entes descentralizados sin fines empresariales	3.600.000
APLICACIONES FINANCIERAS	**1.500.000**
INVERSIÓN FINANCIERA	1.500.000
Incremento de otros activos financieros	1.500.000
Incremento de disponibilidades	1.500.000
Incremento de bancos	1.500.000
TOTAL GASTOS	**43.406.957**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120317	Programa de asistencia social	solicitud			3.500		11.306.957		32.100.000	43.406.957
TOTAL							**11.306.957**		**32.100.000**	**43.406.957**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	3	2		5	420.000		420.000
TOTAL	3	2		5	420.000		420.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.676.440
4.02	Materiales, suministros y mercancías	1.580.000
4.03	Servicios no personales	8.050.517
4.05	Activos financieros	1.500.000
4.07	Transferencias y donaciones	30.600.000
	TOTAL	43.406.957

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**43.406.957**
INGRESOS CORRIENTES ORDINARIOS	43.406.957
TRANSFERENCIAS CORRIENTES	43.406.957
Transferencias corrientes del sector público	43.406.957
Transferencias corrientes internas recibidas del sector público	43.406.957
De la República	11.306.957
Recursos Ordinarios	11.306.957
De los entes descentralizados sin fines empresariales	32.100.000
1.2 GASTOS CORRIENTES	**41.906.957**
GASTOS DE CONSUMO	11.306.957
Remuneraciones	1.676.440
Sueldos, salarios y otras retribuciones	626.436
Beneficios y complementos de sueldos y salarios	561.384
Aportes patronales	56.220
Prestaciones sociales y otras indemnizaciones	70.000
Otros gastos de personal	362.400
Compra de bienes y servicios	8.587.502
Bienes de consumo	1.580.000
Servicios no personales	7.007.502
Impuestos indirectos	1.043.015
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.600.000
Al sector privado	27.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector privado	27.000.000
Donaciones a personas	24.600.000
Donaciones a instituciones sin fines de lucro	2.400.000
Al sector público	3.600.000
Donaciones corrientes al sector público	3.600.000
A los entes descentralizados sin fines empresariales	3.600.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.500.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.500.000**
RECURSOS PROPIOS DE CAPITAL	1.500.000
Ahorro/ Desahorro en cuenta corriente	1.500.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.500.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.500.000**
SUPERÁVIT FINANCIERO	1.500.000
3.2 APLICACIONES FINANCIERAS	**1.500.000**
INVERSIÓN FINANCIERA	1.500.000
Incremento de otros activos financieros	1.500.000
Incremento de disponibilidades	1.500.000
Incremento de bancos	1.500.000

A0485

Fundación de Cardiología Integral (FUNDACARDIN)

FUNDACIÓN DE CARDIOLOGÍA INTEGRAL (FUNDACARDIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación de Cardiología Integral "FUNDACARDIN", es una institución que cuenta con más de 31 años de servicio dedicado a la atención de pacientes con cardiopatías congénitas desde la vida intrauterina hasta la adultez en todo el Territorio Nacional de forma totalmente gratuita, siendo una de las pocas instituciones de nivel III que quedan operativas dentro de la red cardiológica a nivel nacional, además es centro de referencia del Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa", con quien se trabaja estrechamente a fin de solucionar la mayor cantidad de casos, a fin de evitar el congestionamiento y disminuir las listas de espera.

La Fundación presta servicios Médicos Especiales a pacientes cardiópatas de todo el Territorio Nacional los cuales se describen continuación:

- Programas de investigación y docencia, postgrados y especialización profesional.
- Programas de Educación y Prevención.
- Programas de Diagnósticos.
- Orientación Familiar y Social.
- Consulta y Apoyo Psiquiátrico.
- Consultas Externas.
- Consultas de Arritmias y Holters.
- Consultas de factores de Riesgo Cardiovascular.
- Eco cardiografía en sus diferentes versiones (fetal, pediátrico y trans-esofágico).
- Electrocardiogramas.
- Prueba de Esfuerzo.
- Prueba de Tilt Test.
- Hospitalización.
- Terapia Ocupacional.
- Tratamiento pre y post operatorios.
- Cirugías (Periférica y extracorpórea).
- Hemodinamia Diagnóstica y Terapéutica.
- Unidad de Recuperación Cardiovascular Infantil.

La Fundación estima atender en el área de consulta y estudios especializados a: 14.385 pacientes cardiópatas y además realizar 115 procedimientos quirúrgicos para un total general de 14.500 pacientes atendidos. Permitiendo con esto brindar un servicio oportuno, eficiente y además gratuito, para contribuir de manera efectiva en la detección, tratamiento y corrección de las cardiopatías congénitas en la población proveniente de todo el territorio nacional, empleando de manera eficiente los recursos financieros y materiales del Estado y contribuyendo de manera oportuna a dar cumplimiento a las políticas en materia de salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**8.935.881**
INGRESOS CORRIENTES ORDINARIOS	8.515.321
TRANSFERENCIAS CORRIENTES	7.700.786
Transferencias corrientes internas recibidas del sector privado	180.000
De empresas privadas	180.000
Transferencias corrientes del sector público	7.520.786
Transferencias corrientes internas recibidas del sector público	7.520.786
De la República	7.520.786
OTROS INGRESOS	814.535
Otros ingresos ordinarios	814.535
INGRESOS CORRIENTES EXTRAORDINARIOS	420.560
TRANSFERENCIAS Y DONACIONES CORRIENTES	420.560
Donaciones corrientes internas recibidas del sector privado	240.000
De empresas privadas	240.000
Donaciones corrientes internas recibidas del sector público	180.560
De los entes descentralizados sin fines empresariales	180.560
INGRESOS DE CAPITAL	**465.447**
RECURSOS PROPIOS DE CAPITAL	465.447
Incremento de la depreciación y amortización acumuladas	465.447
TOTAL RECURSOS	**9.401.328**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**8.791.368**
GASTOS DE CONSUMO	8.791.368
Remuneraciones	1.600.681
Sueldos, salarios y otras retribuciones	1.319.273
Beneficios y complementos de sueldos y salarios	136.722
Aportes patronales	38.674
Prestaciones sociales y otras indemnizaciones	78.012
Asistencia socioeconómica	28.000
Compra de bienes y servicios	6.601.972
Bienes de consumo	6.409.990
Servicios no personales	191.982
Impuestos indirectos	123.268
Depreciación y amortización	465.447
GASTOS DE CAPITAL	**609.960**
INVERSIÓN REAL DIRECTA	609.960
Formación bruta de capital fijo	609.960
Maquinaria, equipos y otros bienes muebles	609.960
TOTAL GASTOS	**9.401.328**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120135	Servicios médicos especializados a pacientes cardiópatas congénitos de todo el territorio nacional.	paciente	5.797	3.850	9.647	1.459.982	7.520.786		420.560	9.401.328
TOTAL						**1.459.982**	**7.520.786**		**420.560**	**9.401.328**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**6**	**2**		**8**	**263.155**		**263.155**
Profesional y Técnico	2			2	54.321		54.321
Personal Administrativo	2			2	64.865		64.865
Personal Médico	2			2	79.104		79.104
Obrero		2		2	64.865		64.865
TOTAL	**6**	**2**		**8**	**263.155**		**263.155**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.600.681
4.02	Materiales, suministros y mercancías	6.409.990
4.03	Servicios no personales	315.250
4.04	Activos reales	609.960
4.08	Otros gastos	465.447
	TOTAL	**9.401.328**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.935.881**
INGRESOS CORRIENTES ORDINARIOS	8.515.321
TRANSFERENCIAS CORRIENTES	7.700.786
Transferencias corrientes internas recibidas del sector privado	180.000
De empresas privadas	180.000
Transferencias corrientes del sector público	7.520.786
Transferencias corrientes internas recibidas del sector público	7.520.786
De la República	7.520.786
Recursos Ordinarios	7.520.786
OTROS INGRESOS	814.535
Otros ingresos ordinarios	814.535
INGRESOS CORRIENTES EXTRAORDINARIOS	420.560
TRANSFERENCIAS Y DONACIONES CORRIENTES	420.560
Donaciones corrientes internas recibidas del sector privado	240.000
De empresas privadas	240.000
Donaciones corrientes internas recibidas del sector público	180.560
De los entes descentralizados sin fines empresariales	180.560
1.2 GASTOS CORRIENTES	**8.791.368**
GASTOS DE CONSUMO	8.791.368
Remuneraciones	1.600.681
Sueldos, salarios y otras retribuciones	1.319.273
Beneficios y complementos de sueldos y salarios	136.722
Aportes patronales	38.674
Prestaciones sociales y otras indemnizaciones	78.012

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Asistencia socioeconómica	28.000
Compra de bienes y servicios	6.601.972
Bienes de consumo	6.409.990
Servicios no personales	191.982
Impuestos indirectos	123.268
Depreciación y amortización	465.447
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**144.513**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**609.960**
RECURSOS PROPIOS DE CAPITAL	609.960
Ahorro/ Desahorro en cuenta corriente	144.513
Incremento de la depreciación y amortización acumuladas	465.447
2.2 GASTOS DE CAPITAL	**609.960**
INVERSIÓN REAL DIRECTA	609.960
Formación bruta de capital fijo	609.960
Maquinaria, equipos y otros bienes muebles	609.960
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1375

Universidad Militar Bolivariana de Venezuela (UMBV)

UNIVERSIDAD MILITAR BOLIVARIANA DE VENEZUELA (UMBV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Militar Bolivariana de Venezuela (UMBV) es un ente descentralizado, y para el presente ejercicio fiscal, la UMBV estima lograr la mayor eficiencia y eficacia, en la asignación de los recursos públicos, es de especial relevancia racionalizar su uso, dándole importancia a los objetivos y metas que den cumplimiento a la misión y visión de esta casa de estudios, siendo prioritario en el desarrollo definido por el Poder Ejecutivo, en concordancia con las estrategias fijadas en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, orientando a la construcción del socialismo del siglo XXI.

La política de gasto público, propone apoyar la estrategia de crecimiento con estabilidad y al mismo tiempo, permite iniciar diversos programas que aunados a las prioridades gubernamentales sirven de apoyo para impulsar un cambio favorable en las condiciones de bienestar de los jóvenes que deciden tomar la carrera de las armas, con la finalidad de lograr la excelencia académica y de ese modo se establece una plataforma institucional para ampliar en los próximos años los programas académicos, en función de la disponibilidad de los recursos.

La política de cobertura de los servicios a prestar está dirigida a la atención de las necesidades del personal docente, administrativo y la población estudiantil, así como el acondicionamiento, mantenimiento y adecuación de los ambientes y áreas de trabajo de los diferentes institutos que integran la Universidad Militar Bolivariana de Venezuela, con el propósito de garantizar la formación integral y permanente de los alumnos y profesionales militares.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**248.227.421**
INGRESOS CORRIENTES ORDINARIOS	248.227.421
TRANSFERENCIAS CORRIENTES	248.227.421
Transferencias corrientes del sector público	248.227.421
Transferencias corrientes internas recibidas del sector público	248.227.421
De la República	248.227.421
INGRESOS DE CAPITAL	**5.367.740**
RECURSOS PROPIOS DE CAPITAL	5.367.740
Incremento de la depreciación y amortización acumuladas	5.367.740
TOTAL RECURSOS	**253.595.161**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**173.883.241**
GASTOS DE CONSUMO	170.283.241
Remuneraciones	55.000.000
Sueldos, salarios y otras retribuciones	43.494.141
Beneficios y complementos de sueldos y salarios	3.629.909
Aportes patronales	1.755.071
Prestaciones sociales y otras indemnizaciones	5.306.017
Asistencia socioeconómica	814.862
Compra de bienes y servicios	90.279.818
Bienes de consumo	60.687.138
Servicios no personales	29.592.680
Impuestos indirectos	19.635.683
Depreciación y amortización	5.367.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.600.000
Al sector privado	3.600.000
Transferencias corrientes al sector privado	3.600.000
Directas a personas	3.600.000
Otras transferencias directas a personas	3.600.000
GASTOS DE CAPITAL	**79.711.920**
INVERSIÓN REAL DIRECTA	79.711.920
Formación bruta de capital fijo	79.611.920
Maquinaria, equipos y otros bienes muebles	29.572.870
Construcciones de bienes de dominio privado	50.039.050
Bienes intangibles	100.000
TOTAL GASTOS	**253.595.161**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120225	Formación de estudiantes en los programas nacionales de formación (PNF)	matrícula			1.290		2.650.056			2.650.056
120248	Formación de postgrado o estudios avanzados.	matrícula			5.470		28.172.424			28.172.424
120260	Formación de estudiantes en carreras.	matrícula			5.908		127.123.811			127.123.811
120305	Sistema de recurso para la formación e intercambio académico.	usuario	29.465	104.467	133.932		5.000.000			5.000.000
120318	Intercambio y gestión del conocimiento con la sociedad..	comunidad			2.533		7.602.594			7.602.594
120326	Sistema de apoyo al desarrollo estudiantil.	estudiante			300		3.600.000			3.600.000
120338	Investigación, innovación y gestión del conocimiento.	investigación			50		1.215.848			1.215.848
120345	Desarrollo y mantenimiento de la infraestructura.	metro cuadrado			90.328		56.043.736			56.043.736
TOTAL							**231.408.469**			**231.408.469**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.023.273			4.023.273
02	Gestión administrativa	5.367.740	12.795.679			18.163.419
	TOTAL	**5.367.740**	**16.818.952**			**22.186.692**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**258**	**111**		**369**	**12.804.055**	**1.275.195**	**14.079.250**
Profesional y Técnico	6	3		9	335.877	66.933	402.810
Personal Administrativo	6	3		9	259.462	18.321	277.783
Personal Docente	193	82		275	5.044.326		5.044.326
Personal de Investigación	46	20		66	6.817.644	1.131.166	7.948.810
Obrero	7	3		10	346.746	58.775	405.521
TOTAL	**258**	**111**		**369**	**12.804.055**	**1.275.195**	**14.079.250**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	55.000.000
4.02	Materiales, suministros y mercancías	60.687.138
4.03	Servicios no personales	49.228.363
4.04	Activos reales	79.711.920
4.07	Transferencias y donaciones	3.600.000
4.08	Otros gastos	5.367.740
	TOTAL	**253.595.161**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**248.227.421**
INGRESOS CORRIENTES ORDINARIOS	248.227.421
TRANSFERENCIAS CORRIENTES	248.227.421
Transferencias corrientes del sector público	248.227.421
Transferencias corrientes internas recibidas del sector público	248.227.421
De la República	248.227.421
Recursos Ordinarios	248.227.421
Ministerio del Poder Popular para la Defensa	239.931.742
Ministerio del Poder Popular para la Educación Universitaria	8.295.679
1.2 GASTOS CORRIENTES	**173.883.241**
GASTOS DE CONSUMO	170.283.241
Remuneraciones	55.000.000
Sueldos, salarios y otras retribuciones	43.494.141
Beneficios y complementos de sueldos y salarios	3.629.909
Aportes patronales	1.755.071
Prestaciones sociales y otras indemnizaciones	5.306.017
Asistencia socioeconómica	814.862
Compra de bienes y servicios	90.279.818
Bienes de consumo	60.687.138
Servicios no personales	29.592.680
Impuestos indirectos	19.635.683
Depreciación y amortización	5.367.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.600.000
Al sector privado	3.600.000
Transferencias corrientes al sector privado	3.600.000
Directas a personas	3.600.000
Otras transferencias directas a personas	3.600.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**74.344.180**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**79.711.920**
RECURSOS PROPIOS DE CAPITAL	79.711.920
Ahorro/ Desahorro en cuenta corriente	74.344.180
Incremento de la depreciación y amortización acumuladas	5.367.740
2.2 GASTOS DE CAPITAL	**79.711.920**
INVERSIÓN REAL DIRECTA	79.711.920
Formación bruta de capital fijo	79.611.920
Maquinaria, equipos y otros bienes muebles	29.572.870
Construcciones de bienes de dominio privado	50.039.050
Bienes intangibles	100.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

10

Ministerio del Poder Popular para la Educación

Ministerio del Poder Popular para la Educación

A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

A0135 Academia Nacional de Ciencias Económicas

A0136 Academia de Ciencias Físicas, Matemáticas y Naturales

A0137 Academia de Ciencias Políticas y Sociales

A0138 Academia Nacional de la Historia

A0139 Academia Venezolana de la Lengua

A0140 Academia Nacional de Medicina

A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)

A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)

A0425 Fundación Samuel Robinson

A0477 Fundación Colombeia

A0484 Fundación Nacional El Niño Simón

A0911 Academia Nacional de la Ingeniería y el Hábitat

A0056

Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

INSTITUTO DE PREVISIÓN Y ASISTENCIA SOCIAL PARA EL PERSONAL DEL MINISTERIO DE EDUCACIÓN (IPASME)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME), tiene por objeto promover y desarrollar un Sistema de Seguridad Social Integral orientado al mejoramiento permanente de la calidad de vida de los profesores, maestros y personal administrativo del Ministerio del Poder Popular para la Educación y otros organismos afiliados, mediante la prestación oportuna y eficiente de asistencia en sus requerimientos de afiliación, créditos hipotecarios o personales; médico-asistencial, recreativo, deportivos, y de ayudas socio-económicas, siendo imprescindible para ello el establecimiento de mecanismos que garanticen la protección social.

Con el presupuesto asignado el IPASME formuló seis (6) proyectos con los cuales prevé atender 567.968 personas en el área cultural, recreativa, deportiva y turística; conceder 19.295 créditos, brindar atención médica a 5.821.536 personas, ofrecer asistencia a 300.000 personas en las escuelas, fortalecer 918 obras a nivel nacional y otorgar 33.990 aportes socios-económicos a sus afiliados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**5.011.604.848**
INGRESOS CORRIENTES ORDINARIOS	5.011.604.848
INGRESOS NO TRIBUTARIOS	1.497.415.696
Ingresos por aportes y contribuciones a la seguridad social	1.497.415.696
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	332.468
Venta de otros bienes y servicios	332.468
INGRESOS DE LA PROPIEDAD	268.300.077
Intereses	268.172.347
Intereses internos	268.172.347
Intereses por préstamos	268.130.089
Intereses por títulos-valores	42.258
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	127.730
Alquileres	127.730
TRANSFERENCIAS CORRIENTES	3.245.556.607
Transferencias corrientes del sector público	3.245.556.607
Transferencias corrientes internas recibidas del sector público	3.245.556.607
De la República	3.245.556.607

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS DE CAPITAL	**335.100.598**
RECURSOS PROPIOS DE CAPITAL	18.166.540
Incremento de la depreciación y amortización acumuladas	18.166.540
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	316.934.058
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	316.934.058
Al sector privado	316.934.058
FUENTES DE FINANCIAMIENTO	**1.621.900.543**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	16.369.556
Disminución de otros activos financieros	16.369.556
Disminución de cuentas por cobrar a mediano y largo plazo	16.369.556
Disminución de otras cuentas por cobrar a mediano y largo plazo	16.369.556
INCREMENTO DE PASIVOS	1.605.530.987
Incremento de cuentas y efectos por pagar	1.605.530.987
Incremento de cuentas y efectos por pagar a corto plazo	1.605.530.987
Incremento de aportes patronales y retenciones laborales por pagar	1.605.530.987
Incremento de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	1.605.530.987
TOTAL RECURSOS	**6.968.605.989**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**4.932.355.743**
GASTOS DE CONSUMO	4.365.917.247
Remuneraciones	3.243.653.438
Sueldos, salarios y otras retribuciones	633.507.726
Beneficios y complementos de sueldos y salarios	1.397.601.035
Aportes patronales	91.595.915
Prestaciones sociales y otras indemnizaciones	401.140.860
Asistencia socioeconómica	719.807.902
Compra de bienes y servicios	1.104.097.269
Bienes de consumo	319.533.011
Servicios no personales	784.564.258
Depreciación y amortización	18.166.540
TRANSFERENCIAS Y DONACIONES CORRIENTES	566.138.496
Al sector privado	566.130.296
Transferencias corrientes al sector privado	561.130.296
Directas a personas	561.130.296
Pensiones y otros beneficios asociados	130.118.770
Jubilaciones y otros beneficios asociados	387.465.728
Otras transferencias directas a personas	43.545.798
Donaciones corrientes al sector privado	5.000.000
Donaciones a personas	5.000.000
Al sector público	8.200
Transferencias corrientes al sector público	8.200
Subsidios e incentivos otorgados por normas externas	8.200
OTROS GASTOS CORRIENTES	300.000
Indemnizaciones y sanciones pecuniarias	300.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	200.000
GASTOS DE CAPITAL	**687.198.096**
INVERSIÓN REAL DIRECTA	682.198.096
Formación bruta de capital fijo	678.698.096
Edificios e instalaciones	354.487.165
Maquinaria, equipos y otros bienes muebles	251.639.502

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Construcciones de bienes de dominio privado	72.571.429
Bienes intangibles	3.500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	5.000.000
Al sector privado	5.000.000
Donaciones de capital al sector privado	5.000.000
A personas	4.000.000
A instituciones sin fines de lucro	1.000.000
APLICACIONES FINANCIERAS	**1.349.052.150**
INVERSIÓN FINANCIERA	1.261.052.150
Concesión de préstamos a corto plazo	1.261.052.150
Al sector privado	1.261.052.150
DISMINUCIÓN DE PASIVOS	88.000.000
Disminución de cuentas y efectos por pagar	76.000.000
Disminución de cuentas y efectos por pagar a corto plazo	76.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.000.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	40.000.000
Disminución de efectos por pagar a proveedores a corto plazo	30.000.000
Disminución de otros pasivos	12.000.000
Disminución de obligaciones de ejercicios anteriores	12.000.000
TOTAL GASTOS	**6.968.605.989**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120761	Concesión de Créditos	crédito			19.295	1.536.702.583				1.536.702.583
120918	Atención asistencial a los afiliados (as), beneficiarios(as) y comunidad en general.	consulta			5.821.536	684.384.400	1.899.225.905			2.583.610.305
121020	Proyecto Socialista "Ipasme va a la escuela".	persona			300.000		7.900.078			7.900.078
121115	Fortalecimiento de la Infraestructura del Ipasme.	obra			918	509.255.097	217.436.028			726.691.125
121162	Atención socio-económica al afiliado.	pago			33.990	1.857.970	57.487.065			59.345.035
121241	Asistencia cultural, recreativa, deportiva y turística a los afiliados(as), beneficiarios(as) del IPasme.	población			567.968	2.344.934	66.100.378			68.445.312
	TOTAL					2.734.544.984	2.248.149.454			4.982.694.438

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	280.557.092	775.301.133			1.055.858.225
02	Gestión administrativa	190.362.808	222.106.020			412.468.828
03	Previsión y protección social	517.584.498				517.584.498
	TOTAL	988.504.398	997.407.153			1.985.911.551

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5.910**	**2.495**	**1.081**	**9.486**	**449.204.426**	**31.585.560**	**480.789.986**
Alto Nivel y de Dirección		1		1	54.000		54.000
Directivo	12	2		14	468.000		468.000
Profesional y Técnico	3.171	1.344	558	5.073	175.891.372	17.086.344	192.977.716
Personal Administrativo			201	201	81.150.682	6.405.696	87.556.378
Personal Médico	608	265	322	1.195	79.875.144	4.836.216	84.711.360
Obrero	2.119	883		3.002	111.765.228	3.257.304	115.022.532
Personal Contratado	**2.871**	**1.528**		**4.399**	**177.358.490**		**177.358.490**
Directivo	49	51		100	3.480.000		3.480.000
Profesional y Técnico	1.081	335		1.416	61.971.816		61.971.816
Personal Administrativo	957	338		1.295	50.041.596		50.041.596
Personal Médico	537	446		983	41.262.408		41.262.408
Obrero	247	358		605	20.602.670		20.602.670
TOTAL	**8.781**	**4.023**	**1.081**	**13.885**	**626.562.916**	**31.585.560**	**658.148.476**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**930**	**280**	**1.210**	**130.118.770**
Médicos	101	75	176	24.138.747
Obreros	251	56	307	36.575.333
Empleados	578	149	727	69.404.690
Jubilados	**2.490**	**862**	**3.352**	**387.465.728**
Médicos	517	462	979	121.472.718
Obreros	1.006	194	1.200	132.760.457
Empleados	967	206	1.173	133.232.553
TOTAL	**3.420**	**1.142**	**4.562**	**517.584.498**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.243.653.438
4.02	Materiales, suministros y mercancías	319.533.011
4.03	Servicios no personales	784.564.258
4.04	Activos reales	682.198.096
4.05	Activos financieros	1.261.052.150
4.07	Transferencias y donaciones	571.138.496
4.08	Otros gastos	18.466.540
4.11	Disminución de pasivos	88.000.000
	TOTAL	**6.968.605.989**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.011.604.848**
INGRESOS CORRIENTES ORDINARIOS	5.011.604.848
INGRESOS NO TRIBUTARIOS	1.497.415.696
Ingresos por aportes y contribuciones a la seguridad social	1.497.415.696
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	332.468
Venta de otros bienes y servicios	332.468
INGRESOS DE LA PROPIEDAD	268.300.077
Intereses	268.172.347
Intereses internos	268.172.347
Intereses por préstamos	268.130.089
Intereses por títulos-valores	42.258
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	127.730
Alquileres	127.730
TRANSFERENCIAS CORRIENTES	3.245.556.607
Transferencias corrientes del sector público	3.245.556.607
Transferencias corrientes internas recibidas del sector público	3.245.556.607
De la República	3.245.556.607
Recursos Ordinarios	3.245.556.607
1.2 GASTOS CORRIENTES	**4.932.355.743**
GASTOS DE CONSUMO	4.365.917.247
Remuneraciones	3.243.653.438
Sueldos, salarios y otras retribuciones	633.507.726
Beneficios y complementos de sueldos y salarios	1.397.601.035
Aportes patronales	91.595.915
Prestaciones sociales y otras indemnizaciones	401.140.860
Asistencia socioeconómica	719.807.902
Compra de bienes y servicios	1.104.097.269
Bienes de consumo	319.533.011
Servicios no personales	784.564.258
Depreciación y amortización	18.166.540

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	566.138.496
Al sector privado	566.130.296
Transferencias corrientes al sector privado	561.130.296
Directas a personas	561.130.296
Pensiones y otros beneficios asociados	130.118.770
Jubilaciones y otros beneficios asociados	387.465.728
Otras transferencias directas a personas	43.545.798
Donaciones corrientes al sector privado	5.000.000
Donaciones a personas	5.000.000
Al sector público	8.200
Transferencias corrientes al sector público	8.200
Subsidios e incentivos otorgados por normas externas	8.200
OTROS GASTOS CORRIENTES	300.000
Indemnizaciones y sanciones pecuniarias	300.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**79.249.105**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**414.349.703**
RECURSOS PROPIOS DE CAPITAL	97.415.645
Ahorro en cuenta corriente	79.249.105
Incremento de la depreciación y amortización acumuladas	18.166.540
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	316.934.058
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	316.934.058
Al sector privado	316.934.058
2.2 GASTOS DE CAPITAL	**687.198.096**
INVERSIÓN REAL DIRECTA	682.198.096
Formación bruta de capital fijo	678.698.096
Edificios e instalaciones	354.487.165
Maquinaria, equipos y otros bienes muebles	251.639.502

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Construcciones de bienes de dominio privado	72.571.429
Bienes intangibles	3.500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	5.000.000
Al sector privado	5.000.000
Donaciones de capital al sector privado	5.000.000
A personas	4.000.000
A instituciones sin fines de lucro	1.000.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(272.848.393)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.621.900.543**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	16.369.556
Disminución de otros activos financieros	16.369.556
Disminución de cuentas por cobrar a mediano y largo plazo	16.369.556
Disminución de otras cuentas por cobrar a mediano y largo plazo	16.369.556
INCREMENTO DE PASIVOS	1.605.530.987
Incremento de cuentas y efectos por pagar	1.605.530.987
Incremento de cuentas y efectos por pagar a corto plazo	1.605.530.987
Incremento de aportes patronales y retenciones laborales por pagar	1.605.530.987
Incremento de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	1.605.530.987
3.2 APLICACIONES FINANCIERAS	**1.621.900.543**
INVERSIÓN FINANCIERA	1.261.052.150
Concesión de préstamos a corto plazo	1.261.052.150
Al sector privado	1.261.052.150
DISMINUCIÓN DE PASIVOS	88.000.000
Disminución de cuentas y efectos por pagar	76.000.000
Disminución de cuentas y efectos por pagar a corto plazo	76.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.000.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	40.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de efectos por pagar a proveedores a corto plazo	30.000.000
Disminución de otros pasivos	12.000.000
Disminución de obligaciones de ejercicios anteriores	12.000.000
DÉFICIT FINANCIERO	272.848.393

A0129

Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

SERVICIO NACIONAL AUTÓNOMO DE ATENCIÓN INTEGRAL A LA INFANCIA Y A LA FAMILIA (SENIFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA), tiene como misión promover, financiar y asesorar a organizaciones comunitarias, gobiernos regionales y locales, dentro de un esquema de responsabilidad compartida, con la finalidad de apoyar el desarrollo integral de la infancia y su familia en situación de pobreza.

Para el 2014 SENIFA ejecutará el proyecto "Fortalecimiento de la atención integral de calidad a niñas y niños de 0 a 6 años de edad, familias y comunidad" con el que prevé atender una población de 171.312 niñas (os).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.167.612.037**
INGRESOS CORRIENTES ORDINARIOS	1.167.612.037
TRANSFERENCIAS CORRIENTES	1.167.612.037
Transferencias corrientes del sector público	1.167.612.037
Transferencias corrientes internas recibidas del sector público	1.167.612.037
De la República	1.167.612.037
INGRESOS DE CAPITAL	**2.824.947**
RECURSOS PROPIOS DE CAPITAL	2.824.947
Incremento de la depreciación y amortización acumuladas	2.824.947
TOTAL RECURSOS	**1.170.436.984**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.157.235.235**
GASTOS DE CONSUMO	239.776.412
Remuneraciones	198.203.923
Sueldos, salarios y otras retribuciones	24.768.316
Beneficios y complementos de sueldos y salarios	81.594.197
Aportes patronales	5.271.716
Prestaciones sociales y otras indemnizaciones	10.559.601
Asistencia socioeconómica	76.010.093
Compra de bienes y servicios	38.747.542
Bienes de consumo	12.049.114
Servicios no personales	26.698.428
Depreciación y amortización	2.824.947
TRANSFERENCIAS Y DONACIONES CORRIENTES	917.358.823
Al sector privado	917.358.823
Transferencias corrientes al sector privado	917.358.823
Otras transferencias corrientes internas al sector privado	917.358.823
OTROS GASTOS CORRIENTES	100.000
Indemnizaciones y sanciones pecuniarias	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
GASTOS DE CAPITAL	**13.201.749**
INVERSIÓN REAL DIRECTA	13.201.749
Formación bruta de capital fijo	13.201.749
Maquinaria, equipos y otros bienes muebles	13.201.749
TOTAL GASTOS	**1.170.436.984**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120847	Fortalecimiento de la atención integral de calidad a niñas y niños de 0 a 6 años de edad, familia y comunidad	Población			171.312		1.119.964.515			1.119.964.515
TOTAL							**1.119.964.515**			**1.119.964.515**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		44.653.078			44.653.078
02	Gestión administrativa	2.824.947	2.994.444			5.819.391
TOTAL		**2.824.947**	**47.647.522**			**50.472.469**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**70**	**19**	**70**	**159**	**5.919.835**	**380.226**	**6.300.061**
Directivo	7	3	38	48	1.634.614		1.634.614
Profesional y Técnico	36	16	25	77	3.122.238	304.655	3.426.893
Personal Administrativo	27		7	34	1.162.983	75.571	1.238.554
Personal Contratado	**322**	**176**		**498**	**18.491.721**		**18.491.721**
Directivo	9	11		20	681.089		681.089
Profesional y Técnico	136	90		226	8.813.078		8.813.078
Personal Administrativo	177	75		252	8.997.554		8.997.554
TOTAL	**392**	**195**	**70**	**657**	**24.411.556**	**380.226**	**24.791.782**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	198.203.923
4.02	Materiales, suministros y mercancías	12.049.114
4.03	Servicios no personales	26.698.428
4.04	Activos reales	13.201.749
4.07	Transferencias y donaciones	917.358.823
4.08	Otros gastos	2.924.947
	TOTAL	**1.170.436.984**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.167.612.037**
INGRESOS CORRIENTES ORDINARIOS	1.167.612.037
TRANSFERENCIAS CORRIENTES	1.167.612.037
Transferencias corrientes del sector público	1.167.612.037
Transferencias corrientes internas recibidas del sector público	1.167.612.037
De la República	1.167.612.037
Recursos Ordinarios	1.167.612.037
1.2 GASTOS CORRIENTES	**1.157.235.235**
GASTOS DE CONSUMO	239.776.412
Remuneraciones	198.203.923
Sueldos, salarios y otras retribuciones	24.768.316
Beneficios y complementos de sueldos y salarios	81.594.197
Aportes patronales	5.271.716
Prestaciones sociales y otras indemnizaciones	10.559.601
Asistencia socioeconómica	76.010.093
Compra de bienes y servicios	38.747.542
Bienes de consumo	12.049.114
Servicios no personales	26.698.428
Depreciación y amortización	2.824.947
TRANSFERENCIAS Y DONACIONES CORRIENTES	917.358.823
Al sector privado	917.358.823
Transferencias corrientes al sector privado	917.358.823
Otras transferencias corrientes internas al sector privado	917.358.823
OTROS GASTOS CORRIENTES	100.000
Indemnizaciones y sanciones pecuniarias	100.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**10.376.802**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**13.201.749**
RECURSOS PROPIOS DE CAPITAL	13.201.749
Ahorro en cuenta corriente	10.376.802
Incremento de la depreciación y amortización acumuladas	2.824.947
2.2 GASTOS DE CAPITAL	**13.201.749**
INVERSIÓN REAL DIRECTA	13.201.749
Formación bruta de capital fijo	13.201.749
Maquinaria, equipos y otros bienes muebles	13.201.749
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0135

Academia Nacional de Ciencias Económicas

ACADEMIA NACIONAL DE CIENCIAS ECONÓMICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Academia tiene como actividad principal el desarrollo de las ciencias económicas y el estudio de la economía venezolana; promover, estimular y difundir trabajos de investigación de las ciencias económicas, cooperación en la elaboración de lineamiento de la estrategia de desarrollo económico y social y del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, opinar en la elaboración de proyectos de leyes en materia económica y formar una biblioteca de obras de ciencias económicas.

Para el año 2014, el ente prevé alcanzar la siguiente meta: atender a 1.500 personas a través del Proyecto "Difusión del Conocimiento de las Ciencias Económicas".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.120.295**
INGRESOS CORRIENTES ORDINARIOS	1.120.295
TRANSFERENCIAS CORRIENTES	1.120.295
Transferencias corrientes del sector público	1.120.295
Transferencias corrientes internas recibidas del sector público	1.120.295
De la República	1.120.295
INGRESOS DE CAPITAL	**6.936**
RECURSOS PROPIOS DE CAPITAL	6.936
Incremento de la depreciación y amortización acumuladas	6.936
TOTAL RECURSOS	**1.127.231**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.127.231**
GASTOS DE CONSUMO	1.127.231
Remuneraciones	975.840
Sueldos, salarios y otras retribuciones	354.592
Beneficios y complementos de sueldos y salarios	486.352
Aportes patronales	35.064
Prestaciones sociales y otras indemnizaciones	75.832
Asistencia socioeconómica	24.000
Compra de bienes y servicios	144.455
Bienes de consumo	50.852
Servicios no personales	93.603
Depreciación y amortización	6.936
TOTAL GASTOS	**1.127.231**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120737	Difusión del conocimiento de las Ciencias Económicas	usuario	750	750	1.500		501.443			501.443
TOTAL							**501.443**			**501.443**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		529.000			529.000
02	Gestión administrativa	6.936	89.852			96.788
TOTAL		**6.936**	**618.852**			**625.788**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**3**		**8**	**272.432**		**272.432**
Profesional y Técnico	1			1	34.054		34.054
Personal Administrativo	3	2		5	170.270		170.270
Obrero	1	1		2	68.108		68.108
Personal Contratado	**1**	**2**		**3**	**82.160**		**82.160**
Profesional y Técnico	1	2		3	82.160		82.160
TOTAL	**6**	**5**		**11**	**354.592**		**354.592**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	975.840
4.02	Materiales, suministros y mercancías	50.852
4.03	Servicios no personales	93.603
4.08	Otros gastos	6.936
	TOTAL	**1.127.231**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.120.295**
INGRESOS CORRIENTES ORDINARIOS	1.120.295
TRANSFERENCIAS CORRIENTES	1.120.295
Transferencias corrientes del sector público	1.120.295
Transferencias corrientes internas recibidas del sector público	1.120.295
De la República	1.120.295
Recursos Ordinarios	1.120.295
1.2 GASTOS CORRIENTES	**1.127.231**
GASTOS DE CONSUMO	1.127.231
Remuneraciones	975.840
Sueldos, salarios y otras retribuciones	354.592
Beneficios y complementos de sueldos y salarios	486.352
Aportes patronales	35.064
Prestaciones sociales y otras indemnizaciones	75.832
Asistencia socioeconómica	24.000
Compra de bienes y servicios	144.455
Bienes de consumo	50.852
Servicios no personales	93.603
Depreciación y amortización	6.936
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(6.936)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
Desahorro en cuenta corriente	(6.936)
Incremento de la depreciación y amortización acumuladas	6.936
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0136

Academia de Ciencias Físicas, Matemáticas y Naturales

ACADEMIA DE CIENCIAS FÍSICAS, MATEMÁTICAS Y NATURALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Academia de Ciencias Físicas, Matemáticas y Naturales fue creada por ley del Congreso de los Estados Unidos de Venezuela del 19 de junio de 1917, iniciando sus actividades el mismo año, constituyéndose de esta manera como Corporación de Derecho Público, cuya actividad principal es fomentar las actividades de las ciencias físicas, matemáticas y naturales, promoviendo acciones en el ámbito nacional e internacional para el logro de una difusión y el fortalecimiento de estas ciencias y sus aplicaciones a través de conferencias, congresos, seminarios, foros, publicaciones de trabajos y cualquier otro medio que se considere adecuado para este fin.

Misión: promover las acciones en el ámbito nacional e internacional, para el logro de una difusión y fortalecimiento de las ciencias físicas, matemáticas y naturales, estimulando su cultivo por medio de publicaciones y cualquier otro medio.

Para el año 2014, la academia tiene previsto atender a 250.000 usuarios a través del Proyecto "Investigación y Difusión del Conocimiento de las Ciencias Físicas, Matemáticas y Naturales" y 16.500 usuarios a través del Proyecto "Enseñanza de la Ciencia Basada en la Indagación".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**2.167.857**
INGRESOS CORRIENTES ORDINARIOS	2.167.857
TRANSFERENCIAS CORRIENTES	2.167.857
Transferencias corrientes del sector público	2.167.857
Transferencias corrientes internas recibidas del sector público	2.167.857
De la República	2.167.857
INGRESOS DE CAPITAL	**33.600**
RECURSOS PROPIOS DE CAPITAL	33.600
Incremento de la depreciación y amortización acumuladas	33.600
TOTAL RECURSOS	**2.201.457**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.152.457**
GASTOS DE CONSUMO	2.152.457
Remuneraciones	1.048.457
Sueldos, salarios y otras retribuciones	441.364
Beneficios y complementos de sueldos y salarios	378.773
Aportes patronales	39.316
Prestaciones sociales y otras indemnizaciones	110.688
Asistencia socioeconómica	62.320
Otros gastos de personal	15.996
Compra de bienes y servicios	1.070.400
Bienes de consumo	120.800
Servicios no personales	949.600
Depreciación y amortización	33.600
GASTOS DE CAPITAL	**49.000**
INVERSIÓN REAL DIRECTA	49.000
Formación bruta de capital fijo	49.000
Maquinaria, equipos y otros bienes muebles	49.000
TOTAL GASTOS	**2.201.457**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120928	Investigación y difusión del conocimiento de las Ciencias Físicas, Matemáticas y Naturales.	usuario	130.000	120.000	250.000		1.014.392			1.014.392
120952	Enseñanza de las Ciencias basada en la Indagación	usuario	8.500	8.000	16.500		300.000			300.000
TOTAL							**1.314.392**			**1.314.392**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		551.065			551.065
02	Gestión administrativa	33.600	302.400			336.000
TOTAL		**33.600**	**853.465**			**887.065**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**5**		**9**	**357.708**		**357.708**
Profesional y Técnico	1	3		4	178.956		178.956
Personal Administrativo	3			3	102.672		102.672
Obrero		2		2	76.080		76.080
Personal Contratado	**1**	**1**		**2**	**83.656**		**83.656**
Profesional y Técnico	1	1		2	83.656		83.656
TOTAL	**5**	**6**		**11**	**441.364**		**441.364**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.048.457
4.02	Materiales, suministros y mercancías	120.800
4.03	Servicios no personales	949.600
4.04	Activos reales	49.000
4.08	Otros gastos	33.600
	TOTAL	**2.201.457**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.167.857**
INGRESOS CORRIENTES ORDINARIOS	2.167.857
TRANSFERENCIAS CORRIENTES	2.167.857
Transferencias corrientes del sector público	2.167.857
Transferencias corrientes internas recibidas del sector público	2.167.857
De la República	2.167.857
Recursos Ordinarios	2.167.857
1.2 GASTOS CORRIENTES	**2.152.457**
GASTOS DE CONSUMO	2.152.457
Remuneraciones	1.048.457
Sueldos, salarios y otras retribuciones	441.364
Beneficios y complementos de sueldos y salarios	378.773
Aportes patronales	39.316
Prestaciones sociales y otras indemnizaciones	110.688
Asistencia socioeconómica	62.320
Otros gastos de personal	15.996
Compra de bienes y servicios	1.070.400
Bienes de consumo	120.800
Servicios no personales	949.600
Depreciación y amortización	33.600
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**15.400**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**49.000**
RECURSOS PROPIOS DE CAPITAL	49.000
Ahorro en cuenta corriente	15.400
Incremento de la depreciación y amortización acumuladas	33.600

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**49.000**
INVERSIÓN REAL DIRECTA	49.000
Formación bruta de capital fijo	49.000
Maquinaria, equipos y otros bienes muebles	49.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0137

Academia de Ciencias Políticas y Sociales

ACADEMIA DE CIENCIAS POLÍTICAS Y SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Academia de Ciencias Políticas y Sociales fue creada por el Congreso Nacional, mediante Ley Orgánica del 16 de junio de 1915, y se rige por Ley del 30 de junio de 1924. Es una Corporación de Derecho Público cuyo inicio de operaciones fue en 1915 y su actividad principal es propiciar el desarrollo y progreso de las ciencias políticas y sociales en general, así como cooperar con el progreso y mejora de la legislación venezolana, redactar y revisar proyectos de códigos y demás leyes que le sean presentados por el Ejecutivo Nacional, así como aquellas de carácter local.

Su misión es realizar acciones que permitan el desarrollo, la investigación en el mundo jurídico, el progreso de las ciencias políticas y sociales en general y de las ciencias jurídicas en particular.

Para el año 2014, la academia tiene previsto atender a 280.000 usuarios a través del Proyecto "Difusión del conocimiento de las Ciencias Jurídicas y Sociales".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.143.256**
INGRESOS CORRIENTES EXTRAORDINARIOS	3.143.256
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.143.256
Donaciones corrientes internas recibidas del sector público	3.143.256
De la República	3.143.256
INGRESOS DE CAPITAL	**36.000**
RECURSOS PROPIOS DE CAPITAL	36.000
Incremento de la depreciación y amortización acumuladas	36.000
TOTAL RECURSOS	**3.179.256**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.062.256**
GASTOS DE CONSUMO	3.062.256
Remuneraciones	1.875.160
Sueldos, salarios y otras retribuciones	620.364
Beneficios y complementos de sueldos y salarios	688.544
Aportes patronales	76.740
Prestaciones sociales y otras indemnizaciones	186.420
Asistencia socioeconómica	273.092
Otros gastos de personal	30.000
Compra de bienes y servicios	1.151.096
Bienes de consumo	118.000
Servicios no personales	1.033.096
Depreciación y amortización	36.000
GASTOS DE CAPITAL	**117.000**
INVERSIÓN REAL DIRECTA	117.000
Formación bruta de capital fijo	117.000
Maquinaria, equipos y otros bienes muebles	117.000
TOTAL GASTOS	**3.179.256**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120846	Difusión del conocimiento de las Ciencias Jurídicas y Sociales.	usuario	150.000	130.000	280.000		1.918.320			1.918.320
TOTAL							**1.918.320**			**1.918.320**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		766.840			766.840
02	Gestión administrativa	36.000	458.096			494.096
TOTAL		**36.000**	**1.224.936**			**1.260.936**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**9**	**4**		**13**	**620.364**		**620.364**
Profesional y Técnico	7			7	364.032		364.032
Personal Administrativo	2	1		3	150.564		150.564
Obrero		3		3	105.768		105.768
TOTAL	**9**	**4**		**13**	**620.364**		**620.364**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.875.160
4.02	Materiales, suministros y mercancías	118.000
4.03	Servicios no personales	1.033.096
4.04	Activos reales	117.000
4.08	Otros gastos	36.000
	TOTAL	**3.179.256**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.143.256**
INGRESOS CORRIENTES EXTRAORDINARIOS	3.143.256
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.143.256
Donaciones corrientes internas recibidas del sector público	3.143.256
De la República	3.143.256
1.2 GASTOS CORRIENTES	**3.062.256**
GASTOS DE CONSUMO	3.062.256
Remuneraciones	1.875.160
Sueldos, salarios y otras retribuciones	620.364
Beneficios y complementos de sueldos y salarios	688.544
Aportes patronales	76.740
Prestaciones sociales y otras indemnizaciones	186.420
Asistencia socioeconómica	273.092
Otros gastos de personal	30.000
Compra de bienes y servicios	1.151.096
Bienes de consumo	118.000
Servicios no personales	1.033.096
Depreciación y amortización	36.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**81.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**117.000**
RECURSOS PROPIOS DE CAPITAL	117.000
Ahorro en cuenta corriente	81.000
Incremento de la depreciación y amortización acumuladas	36.000
2.2 GASTOS DE CAPITAL	**117.000**
INVERSIÓN REAL DIRECTA	117.000
Formación bruta de capital fijo	117.000
Maquinaria, equipos y otros bienes muebles	117.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.3 RESULTADO FINANCIERO : EQUILIBRIO	0

A0138

Academia Nacional de la Historia

ACADEMIA NACIONAL DE LA HISTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Academia Nacional de la Historia, es una Corporación de Derecho Público, que tiene como misión: identificar, acopiar y rescatar la información documental, hemerográfica, bibliográfica, digitalizada y audiovisual disponible sobre la vida política, económica, cultural y social de la nación; velar porque sea tratado con la mayor objetividad, así como custodiar su legado histórico, preservarlo y organizarlo.

Para el año 2014, la academia tiene previsto atender a 41.241 usuarios a través del proyecto "Fortalecimiento, promoción y difusión del acervo histórico, conservación y automatización de las colecciones documentales y hemerográficas".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.377.890**
INGRESOS CORRIENTES ORDINARIOS	3.377.890
TRANSFERENCIAS CORRIENTES	3.377.890
Transferencias corrientes del sector público	3.377.890
Transferencias corrientes internas recibidas del sector público	3.377.890
De la República	3.377.890
INGRESOS DE CAPITAL	**11.940**
RECURSOS PROPIOS DE CAPITAL	11.940
Incremento de la depreciación y amortización acumuladas	11.940
TOTAL RECURSOS	**3.389.830**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.206.071**
GASTOS DE CONSUMO	3.206.071
Remuneraciones	1.826.501
Sueldos, salarios y otras retribuciones	406.704
Beneficios y complementos de sueldos y salarios	844.242
Aportes patronales	61.210
Prestaciones sociales y otras indemnizaciones	204.571
Asistencia socioeconómica	236.577
Otros gastos de personal	73.197
Compra de bienes y servicios	1.367.630
Bienes de consumo	321.784
Servicios no personales	1.045.846
Depreciación y amortización	11.940
GASTOS DE CAPITAL	**183.759**
INVERSIÓN REAL DIRECTA	183.759
Formación bruta de capital fijo	183.759
Maquinaria, equipos y otros bienes muebles	183.759
TOTAL GASTOS	**3.389.830**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121017	Fortalecimiento, promoción y difusión del acervo histórico, conservación y automatización de las colecciones documentales y hemerográficas.	usuario	28.869	12.372	41.241		1.852.803			1.852.803
TOTAL							**1.852.803**			**1.852.803**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.160.082			1.160.082
02	Gestión administrativa	11.940	365.005			376.945
TOTAL		**11.940**	**1.525.087**			**1.537.027**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**8**	**3**		**11**	**406.704**		**406.704**
Personal Administrativo	2	1		3	134.256		134.256
Obrero	6	2		8	272.448		272.448
TOTAL	**8**	**3**		**11**	**406.704**		**406.704**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.826.501
4.02	Materiales, suministros y mercancías	321.784
4.03	Servicios no personales	1.045.846
4.04	Activos reales	183.759
4.08	Otros gastos	11.940
	TOTAL	**3.389.830**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.377.890**
INGRESOS CORRIENTES ORDINARIOS	3.377.890
TRANSFERENCIAS CORRIENTES	3.377.890
Transferencias corrientes del sector público	3.377.890
Transferencias corrientes internas recibidas del sector público	3.377.890
De la República	3.377.890
Recursos Ordinarios	3.377.890
1.2 GASTOS CORRIENTES	**3.206.071**
GASTOS DE CONSUMO	3.206.071
Remuneraciones	1.826.501
Sueldos, salarios y otras retribuciones	406.704
Beneficios y complementos de sueldos y salarios	844.242
Aportes patronales	61.210
Prestaciones sociales y otras indemnizaciones	204.571
Asistencia socioeconómica	236.577
Otros gastos de personal	73.197
Compra de bienes y servicios	1.367.630
Bienes de consumo	321.784
Servicios no personales	1.045.846
Depreciación y amortización	11.940
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**171.819**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**183.759**
RECURSOS PROPIOS DE CAPITAL	183.759
Ahorro en cuenta corriente	171.819
Incremento de la depreciación y amortización acumuladas	11.940
2.2 GASTOS DE CAPITAL	**183.759**
INVERSIÓN REAL DIRECTA	183.759
Formación bruta de capital fijo	183.759

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Maquinaria, equipos y otros bienes muebles	183.759
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0139

Academia Venezolana de la Lengua

ACADEMIA VENEZOLANA DE LA LENGUA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Academia Venezolana de la Lengua fue creada el 10 de abril de 1883, por el entonces Presidente de la República Antonio Guzmán Blanco, constituyéndose en un ente autónomo sin fines de lucro, e inició sus actividades el día 26 de julio de 1883, cuya misión es el mejoramiento del idioma y la difusión de la bibliografía de autores venezolanos.

La institución ha sido entendida como órgano rector de la actividad lingüística y literaria del país, auspiciando investigaciones y estudios que describen los usos de la lengua venezolana y promoviendo y divulgando la creación literaria y su estudio en todas las manifestaciones. Asimismo, entre sus tareas capitales debe destacarse la asesoría y el trabajo conjunto en los distintos proyectos lingüísticos de la Real Academia Española (RAE) y de la Asociación de Academias de la Lengua Española (ASALE).

Para el año 2014 el ente prevé alcanzar la siguiente meta: beneficiar a 10.000 personas a través del Proyecto "Estudio y Divulgación del Patrimonio Lingüístico y Literario Venezolano".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.059.959**
INGRESOS CORRIENTES ORDINARIOS	1.059.959
TRANSFERENCIAS CORRIENTES	1.059.959
Transferencias corrientes del sector público	1.059.959
Transferencias corrientes internas recibidas del sector público	1.059.959
De la República	1.059.959
INGRESOS DE CAPITAL	**43.812**
RECURSOS PROPIOS DE CAPITAL	43.812
Incremento de la depreciación y amortización acumuladas	43.812
TOTAL RECURSOS	**1.103.771**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.103.771**
GASTOS DE CONSUMO	1.088.771
Remuneraciones	836.569
Sueldos, salarios y otras retribuciones	371.997
Beneficios y complementos de sueldos y salarios	297.436
Aportes patronales	36.584
Prestaciones sociales y otras indemnizaciones	70.796
Asistencia socioeconómica	59.756
Compra de bienes y servicios	208.390
Bienes de consumo	92.590
Servicios no personales	115.800
Depreciación y amortización	43.812
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.000
Al sector privado	15.000
Transferencias corrientes al sector privado	15.000
Directas a personas	15.000
Otras transferencias directas a personas	15.000
TOTAL GASTOS	**1.103.771**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120990	Estudio y divulgación del patrimonio lingüístico y literario venezolano.	usuario	5.000	5.000	10.000		609.844			609.844
TOTAL							**609.844**			**609.844**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		417.114			417.114
02	Gestión administrativa	43.812	33.001			76.813
TOTAL		**43.812**	**450.115**			**493.927**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**3**		**7**	**235.425**	**7.078**	**242.503**
Profesional y Técnico		2		2	73.152		73.152
Personal Administrativo	2			2	55.245	7.078	62.323
Obrero	2	1		3	107.028		107.028
Personal Contratado		**3**		**3**	**136.572**		**136.572**
Directivo		1		1	72.000		72.000
Profesional y Técnico		2		2	64.572		64.572
TOTAL	**4**	**6**		**10**	**371.997**	**7.078**	**379.075**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	836.569
4.02	Materiales, suministros y mercancías	92.590
4.03	Servicios no personales	115.800
4.07	Transferencias y donaciones	15.000
4.08	Otros gastos	43.812
	TOTAL	**1.103.771**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.059.959**
INGRESOS CORRIENTES ORDINARIOS	1.059.959
TRANSFERENCIAS CORRIENTES	1.059.959
Transferencias corrientes del sector público	1.059.959
Transferencias corrientes internas recibidas del sector público	1.059.959
De la República	1.059.959
Recursos Ordinarios	1.059.959
1.2 GASTOS CORRIENTES	**1.103.771**
GASTOS DE CONSUMO	1.088.771
Remuneraciones	836.569
Sueldos, salarios y otras retribuciones	371.997
Beneficios y complementos de sueldos y salarios	297.436
Aportes patronales	36.584
Prestaciones sociales y otras indemnizaciones	70.796
Asistencia socioeconómica	59.756
Compra de bienes y servicios	208.390
Bienes de consumo	92.590
Servicios no personales	115.800
Depreciación y amortización	43.812
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.000
Al sector privado	15.000
Transferencias corrientes al sector privado	15.000
Directas a personas	15.000
Otras transferencias directas a personas	15.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(43.812)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
Desahorro en cuenta corriente	(43.812)
Incremento de la depreciación y amortización acumuladas	43.812

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	0
2.3 RESULTADO FINANCIERO : EQUILIBRIO	0

A0140

Academia Nacional de Medicina

ACADEMIA NACIONAL DE MEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Academia fue creada el 8 de abril de 1904, mediante la Ley Orgánica de la Academia Nacional de Medicina. En la Gaceta Oficial de los Estados Unidos de Venezuela N° 20.557 de fecha 5 de agosto de 1941 se le da rango de Corporación Oficial, Científica y Doctrinaria para que represente la Ciencia Médica Nacional, le dé impulso, guarde su tradición y constituya escuela.

La Academia Nacional de Medicina se ocupa de todo lo relativo al estudio de las ciencias biológicas y en especial de la Patología e Higiene Nacional, asuntos en que puede actuar como cuerpo consultor.

Entre los objetivos principales de ésta Academia en su carácter de cuerpo consultor está:

- Asesorar al Ejecutivo Nacional acerca de las medidas necesarias para el desarrollo de las ciencias médicas en Venezuela y las relaciones con la salud en general.
- Establecer relaciones de intercambio con otras instituciones de carácter científico del país y del exterior.

Para el año 2014, la academia tiene previsto atender a 12.936 usuarios a través del proyecto "Difusión y estímulo de investigaciones relacionadas con las Ciencias de la Salud".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**2.923.371**
INGRESOS CORRIENTES ORDINARIOS	2.923.371
TRANSFERENCIAS CORRIENTES	2.923.371
Transferencias corrientes del sector público	2.923.371
Transferencias corrientes internas recibidas del sector público	2.923.371
De la República	2.923.371
INGRESOS DE CAPITAL	**38.676**
RECURSOS PROPIOS DE CAPITAL	38.676
Incremento de la depreciación y amortización acumuladas	38.676
TOTAL RECURSOS	**2.962.047**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.711.756**
GASTOS DE CONSUMO	2.711.756
Remuneraciones	1.877.528
Sueldos, salarios y otras retribuciones	481.224
Beneficios y complementos de sueldos y salarios	484.083
Aportes patronales	68.120
Prestaciones sociales y otras indemnizaciones	190.622
Asistencia socioeconómica	602.988
Otros gastos de personal	50.491
Compra de bienes y servicios	795.552
Bienes de consumo	245.969
Servicios no personales	549.583
Depreciación y amortización	38.676
GASTOS DE CAPITAL	**250.291**
INVERSIÓN REAL DIRECTA	250.291
Formación bruta de capital fijo	250.291
Maquinaria, equipos y otros bienes muebles	250.291
TOTAL GASTOS	**2.962.047**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120747	Difusión y estímulo de investigaciones relacionadas con las Ciencias de la Salud	usuario	7.762	5.174	12.936		1.553.800			1.553.800
TOTAL							**1.553.800**			**1.553.800**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.079.976			1.079.976
02	Gestión administrativa	38.676	289.595			328.271
TOTAL		**38.676**	**1.369.571**			**1.408.247**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**10**	**2**		**12**	**481.224**		**481.224**
Profesional y Técnico	2	1		3	132.250		132.250
Personal Administrativo	6			6	246.806		246.806
Obrero	2	1		3	102.168		102.168
TOTAL	**10**	**2**		**12**	**481.224**		**481.224**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.877.528
4.02	Materiales, suministros y mercancías	245.969
4.03	Servicios no personales	549.583
4.04	Activos reales	250.291
4.08	Otros gastos	38.676
	TOTAL	**2.962.047**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.923.371**
INGRESOS CORRIENTES ORDINARIOS	2.923.371
TRANSFERENCIAS CORRIENTES	2.923.371
Transferencias corrientes del sector público	2.923.371
Transferencias corrientes internas recibidas del sector público	2.923.371
De la República	2.923.371
Recursos Ordinarios	2.923.371
1.2 GASTOS CORRIENTES	**2.711.756**
GASTOS DE CONSUMO	2.711.756
Remuneraciones	1.877.528
Sueldos, salarios y otras retribuciones	481.224
Beneficios y complementos de sueldos y salarios	484.083
Aportes patronales	68.120
Prestaciones sociales y otras indemnizaciones	190.622
Asistencia socioeconómica	602.988
Otros gastos de personal	50.491
Compra de bienes y servicios	795.552
Bienes de consumo	245.969
Servicios no personales	549.583
Depreciación y amortización	38.676
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**211.615**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**250.291**
RECURSOS PROPIOS DE CAPITAL	250.291
Ahorro en cuenta corriente	211.615
Incremento de la depreciación y amortización acumuladas	38.676
2.2 GASTOS DE CAPITAL	**250.291**
INVERSIÓN REAL DIRECTA	250.291
Formación bruta de capital fijo	250.291

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Maquinaria, equipos y otros bienes muebles	250.291
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0323

Fundación de Edificaciones y Dotaciones Educativas (FEDE)

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS (FEDE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación de Edificaciones y Dotaciones Educativas (FEDE), tiene como objetivo la rehabilitación de la planta física educativa en el ámbito Nacional de los planteles oficiales en los niveles de preescolar, básica, media, diversificada, profesional y educación especial a través de las acciones de construcción, ampliación, reparación, dotación de mobiliario escolar y mantenimiento.

Con el presupuesto asignado la Fundación formuló cinco (5) proyectos con los cuales prevé la construcción de 23 planteles en el subsistema de educación básica, la rehabilitación, ampliación y mejoras de doscientos once (211) planteles, la construcción y atención de la planta física de cinco (5) escuelas a través de convenios especiales, dotar a 674 planteles de mobiliario escolar y equipos y el pago de servicios básicos y arrendamiento de la planta física educativa de 12.930 inmuebles educativos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**293.311.800**
INGRESOS CORRIENTES ORDINARIOS	293.311.800
TRANSFERENCIAS CORRIENTES	293.311.800
Transferencias corrientes del sector público	293.311.800
Transferencias corrientes internas recibidas del sector público	293.311.800
De la República	293.311.800
INGRESOS DE CAPITAL	**3.615.974.078**
RECURSOS PROPIOS DE CAPITAL	2.410.488
Incremento de la depreciación y amortización acumuladas	2.410.488
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.613.563.590
Transferencias y donaciones de capital del sector público	3.613.563.590
Transferencias de capital recibidas del sector público	3.613.563.590
De la República	3.613.563.590
TOTAL RECURSOS	**3.909.285.878**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**665.331.967**
GASTOS DE CONSUMO	659.362.693
Remuneraciones	127.451.947
Sueldos, salarios y otras retribuciones	23.953.610
Beneficios y complementos de sueldos y salarios	51.156.796
Aportes patronales	4.364.470
Prestaciones sociales y otras indemnizaciones	11.536.679
Asistencia socioeconómica	36.440.392
Compra de bienes y servicios	529.500.258
Bienes de consumo	3.296.152
Servicios no personales	526.204.106
Depreciación y amortización	2.410.488
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.969.274
Al sector privado	5.969.274
Transferencias corrientes al sector privado	5.969.274
Directas a personas	5.969.274
Pensiones y otros beneficios asociados	1.389.903
Jubilaciones y otros beneficios asociados	4.579.371
GASTOS DE CAPITAL	**3.242.453.911**
INVERSIÓN REAL DIRECTA	3.242.453.911
Formación bruta de capital fijo	3.198.621.655
Maquinaria, equipos y otros bienes muebles	620.782.259
Construcciones de bienes de dominio privado	2.577.839.396
Bienes intangibles	43.832.256
APLICACIONES FINANCIERAS	**1.500.000**
DISMINUCIÓN DE PASIVOS	1.500.000
Disminución de cuentas y efectos por pagar	1.500.000
Disminución de cuentas y efectos por pagar a corto plazo	1.500.000
Disminución cuentas por pagar a proveedores a corto plazo	1.500.000
TOTAL GASTOS	**3.909.285.878**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120766	Construcción de planteles en el Subsistema de Educación Básica.	escuela			23		546.580.130			546.580.130
120876	Rehabilitación, ampliación y mejoras de planteles en el Subsistema de Educación Básica.	escuela			211		2.347.847.687			2.347.847.687
120950	Dotación de mobiliario escolar y equipos en el Subsistema de Educación Básica.	escuela			674		689.135.773			689.135.773
121059	Construcción y atención de la planta física educativa del Subsistema de Educación Básica a través de convenios especiales.	escuela			5		30.000.000			30.000.000
121091	Servicios básicos y arrendamientos de la planta física educativa.	inmueble			12.930		144.734.760			144.734.760
TOTAL							**3.758.298.350**			**3.758.298.350**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		127.837.488			127.837.488
02	Gestión administrativa	2.410.488	14.770.278			17.180.766
03	Previsión y protección social		5.969.274			5.969.274
TOTAL		**2.410.488**	**148.577.040**			**150.987.528**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**360**	**284**	**72**	**716**	**23.953.610**	**518.484**	**24.472.094**
Alto Nivel y de Dirección		1		1	34.054	10.584	44.638
Directivo	19	23	44	86	1.281.892	507.900	1.789.792
Profesional y Técnico	245	171	20	436	16.126.172		16.126.172
Personal Administrativo	70	67	6	143	4.787.004		4.787.004
Obrero	26	22	2	50	1.724.488		1.724.488
TOTAL	**360**	**284**	**72**	**716**	**23.953.610**	**518.484**	**24.472.094**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**16**	**6**	**22**	**1.389.903**
Empleados	16	6	22	1.389.903
Jubilados	**40**	**26**	**66**	**4.579.371**
Empleados	40	26	66	4.579.371
TOTAL	**56**	**32**	**88**	**5.969.274**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	127.451.947
4.02	Materiales, suministros y mercancías	3.296.152
4.03	Servicios no personales	526.204.106
4.04	Activos reales	3.242.453.911
4.07	Transferencias y donaciones	5.969.274
4.08	Otros gastos	2.410.488
4.11	Disminución de pasivos	1.500.000
	TOTAL	**3.909.285.878**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**293.311.800**
INGRESOS CORRIENTES ORDINARIOS	293.311.800
TRANSFERENCIAS CORRIENTES	293.311.800
Transferencias corrientes del sector público	293.311.800
Transferencias corrientes internas recibidas del sector público	293.311.800
De la República	293.311.800
Recursos Ordinarios	293.311.800
1.2 GASTOS CORRIENTES	**665.331.967**
GASTOS DE CONSUMO	659.362.693
Remuneraciones	127.451.947
Sueldos, salarios y otras retribuciones	23.953.610
Beneficios y complementos de sueldos y salarios	51.156.796
Aportes patronales	4.364.470
Prestaciones sociales y otras indemnizaciones	11.536.679
Asistencia socioeconómica	36.440.392
Compra de bienes y servicios	529.500.258
Bienes de consumo	3.296.152
Servicios no personales	526.204.106
Depreciación y amortización	2.410.488
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.969.274
Al sector privado	5.969.274
Transferencias corrientes al sector privado	5.969.274
Directas a personas	5.969.274
Pensiones y otros beneficios asociados	1.389.903
Jubilaciones y otros beneficios asociados	4.579.371
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(372.020.167)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.243.953.911**
RECURSOS PROPIOS DE CAPITAL	(369.609.679)
Desahorro en cuenta corriente	(372.020.167)
Incremento de la depreciación y amortización acumuladas	2.410.488

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.613.563.590
Transferencias y donaciones de capital del sector público	3.613.563.590
Transferencias de capital recibidas del sector público	3.613.563.590
De la República	3.613.563.590
2.2 GASTOS DE CAPITAL	**3.242.453.911**
INVERSIÓN REAL DIRECTA	3.242.453.911
Formación bruta de capital fijo	3.198.621.655
Maquinaria, equipos y otros bienes muebles	620.782.259
Construcciones de bienes de dominio privado	2.577.839.396
Bienes intangibles	43.832.256
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.500.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.500.000**
SUPERÁVIT FINANCIERO	1.500.000
3.2 APLICACIONES FINANCIERAS	**1.500.000**
DISMINUCIÓN DE PASIVOS	1.500.000
Disminución de cuentas y efectos por pagar	1.500.000
Disminución de cuentas y efectos por pagar a corto plazo	1.500.000
Disminución cuentas por pagar a proveedores a corto plazo	1.500.000

A0387

Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA ENSEÑANZA DE LA CIENCIA (CENAMEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC), tiene como estrategia institucional: desarrollar, coordinar, promover, divulgar y aplicar investigaciones científicas para el análisis, seguimiento y evaluación de los procesos educativos como medio de orientación de las políticas de Estado en materia educativa, cuyos resultados contribuyan al mejoramiento continuo, progresivo y sustentable del Sistema Educativo Venezolano.

En este sentido orientará sus esfuerzos en el desarrollo de tres (3) proyectos:

- Investigaciones Estratégicas en Educación y Pedagogía Emancipadora en el Subsistema de Educación Básica Venezolana, el cual permitirá desarrollar investigaciones de educación y pedagogía y contribuir con la formación de los docentes en las áreas de pensamiento estratégico, matemático, lectura y escritura, cuyos resultados pueden apoyar considerablemente en la consolidación del sistema educativo venezolano.
- Divulgación y Socialización de Procesos, Avances y Resultados de Investigaciones Educativas Transformadoras y Emancipadoras, orientado a la divulgación y socialización de materiales diversos y resultados de investigaciones educativas y pedagógicas en las áreas: pensamiento estratégico matemático, escritura, lectura y desarrollo del lenguaje, estudios ambientales y ecológicos para el rescate y cuidado de la biodiversidad en el país, latinoamérica y el planeta entero, cultura de paz a través de valores sustantivos en la formación de una subjetividad crítica de justicia social, solidaridad y buen vivir.
- Consolidación del Centro de Documentación e Información de Investigaciones Educativas y Pedagógicas Transformadoras, que permitirá desarrollar acciones que faciliten la búsqueda de información y reconstrucción del conocimiento pertinente, en la realización de proyectos de investigación orientados al impulso de diversas áreas de la educación, a partir del entorno social y comunal en el ámbito científico, tecnológico y humanístico para los diferentes investigadores educativos, incluyendo a la población con diversidad funcional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**57.575.280**
INGRESOS CORRIENTES ORDINARIOS	57.575.280
TRANSFERENCIAS CORRIENTES	57.575.280
Transferencias corrientes del sector público	57.575.280
Transferencias corrientes internas recibidas del sector público	57.575.280
De la República	57.575.280
INGRESOS DE CAPITAL	**264.941**
RECURSOS PROPIOS DE CAPITAL	264.941
Incremento de la depreciación y amortización acumuladas	264.941
FUENTES DE FINANCIAMIENTO	**4.336.037**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.336.037
Disminución de otros activos financieros	4.336.037
Disminución de disponibilidades	4.336.037
Disminución de bancos	4.336.037
TOTAL RECURSOS	**62.176.258**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**54.795.361**
GASTOS DE CONSUMO	53.795.361
Remuneraciones	37.803.527
Sueldos, salarios y otras retribuciones	4.985.168
Beneficios y complementos de sueldos y salarios	6.056.817
Aportes patronales	2.047.933
Prestaciones sociales y otras indemnizaciones	3.751.739
Asistencia socioeconómica	11.699.569
Otros gastos de personal	9.262.301
Compra de bienes y servicios	15.726.893
Bienes de consumo	6.831.391
Servicios no personales	8.895.502
Depreciación y amortización	264.941
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector público	1.000.000
Transferencias corrientes al sector público	1.000.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.000.000
GASTOS DE CAPITAL	**3.044.860**
INVERSIÓN REAL DIRECTA	3.044.860
Formación bruta de capital fijo	3.044.860
Maquinaria, equipos y otros bienes muebles	3.044.860
APLICACIONES FINANCIERAS	**4.336.037**
DISMINUCIÓN DE PASIVOS	4.336.037
Disminución de cuentas y efectos por pagar	4.336.037
Disminución de cuentas y efectos por pagar a corto plazo	458.123
Disminución de sueldos, salarios y otras remuneraciones por pagar	301.730
Disminución de aportes patronales y retenciones laborales por pagar	156.393
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	91.496
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	17.595

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	19.190
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	2.540
Disminución de otras retenciones laborales por pagar	25.572
Disminución de cuentas y efectos por pagar a mediano y largo plazo	3.731.370
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	3.731.370
Disminución de otras cuentas y efectos por pagar	146.544
Disminución de otras cuentas por pagar a corto plazo	146.544
TOTAL GASTOS	**62.176.258**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120924	Consolidación del Centro de Documentación e Información de Investigaciones Educativas y Pedagógicas Transformadoras.	usuario	5.760	3.840	9.600		9.607.318			9.607.318
120951	Investigaciones estratégicas en Educación y Pedagogía emancipadora en el Subsistema de Educación Básica Venezolana.	investigación			26		8.289.976			8.289.976
121029	Divulgación y socialización de procesos, avances y resultados de Investigaciones Educativas transformadoras y emancipadoras.	ejemplar			76.050		7.086.937			7.086.937
TOTAL							**24.984.231**			**24.984.231**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		22.264.799			22.264.799
02	Gestión administrativa	4.600.978	9.326.250			13.927.228
03	Previsión y protección social		1.000.000			1.000.000
TOTAL		**4.600.978**	**32.591.049**			**37.192.027**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**66**	**43**		**109**	**3.712.104**	**1.125.456**	**4.837.560**
Alto Nivel y de Dirección	1			1	34.056		34.056
Directivo	17	9		26	885.456		885.456
Profesional y Técnico	23	9		32	1.089.792	565.296	1.655.088
Personal Administrativo	11	10		21	715.176	240.924	956.100
Personal Docente	6	6		12	408.672	202.884	611.556
Obrero	8	9		17	578.952	116.352	695.304
Personal Contratado	**8**	**10**		**18**	**1.156.560**		**1.156.560**
Profesional y Técnico	4	7		11	782.280		782.280
Personal Docente	2	1		3	238.056		238.056
Personal de Investigación	1	1		2	68.112		68.112
Obrero	1	1		2	68.112		68.112
TOTAL	**74**	**53**		**127**	**4.868.664**	**1.125.456**	**5.994.120**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	37.803.527
4.02	Materiales, suministros y mercancías	6.831.391
4.03	Servicios no personales	8.895.502
4.04	Activos reales	3.044.860
4.07	Transferencias y donaciones	1.000.000
4.08	Otros gastos	264.941
4.11	Disminución de pasivos	4.336.037
	TOTAL	**62.176.258**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**57.575.280**
INGRESOS CORRIENTES ORDINARIOS	57.575.280
TRANSFERENCIAS CORRIENTES	57.575.280
Transferencias corrientes del sector público	57.575.280
Transferencias corrientes internas recibidas del sector público	57.575.280
De la República	57.575.280
Recursos Ordinarios	57.575.280
1.2 GASTOS CORRIENTES	**54.795.361**
GASTOS DE CONSUMO	53.795.361
Remuneraciones	37.803.527
Sueldos, salarios y otras retribuciones	4.985.168
Beneficios y complementos de sueldos y salarios	6.056.817
Aportes patronales	2.047.933
Prestaciones sociales y otras indemnizaciones	3.751.739
Asistencia socioeconómica	11.699.569
Otros gastos de personal	9.262.301
Compra de bienes y servicios	15.726.893
Bienes de consumo	6.831.391
Servicios no personales	8.895.502
Depreciación y amortización	264.941
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector público	1.000.000
Transferencias corrientes al sector público	1.000.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.779.919**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.044.860**
RECURSOS PROPIOS DE CAPITAL	3.044.860
Ahorro en cuenta corriente	2.779.919
Incremento de la depreciación y amortización acumuladas	264.941

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**3.044.860**
INVERSIÓN REAL DIRECTA	3.044.860
Formación bruta de capital fijo	3.044.860
Maquinaria, equipos y otros bienes muebles	3.044.860
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.336.037**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.336.037
Disminución de otros activos financieros	4.336.037
Disminución de disponibilidades	4.336.037
Disminución de bancos	4.336.037
3.2 APLICACIONES FINANCIERAS	**4.336.037**
DISMINUCIÓN DE PASIVOS	4.336.037
Disminución de cuentas y efectos por pagar	4.336.037
Disminución de cuentas y efectos por pagar a corto plazo	458.123
Disminución de sueldos, salarios y otras remuneraciones por pagar	301.730
Disminución de aportes patronales y retenciones laborales por pagar	156.393
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	91.496
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	17.595
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	19.190
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	2.540
Disminución de otras retenciones laborales por pagar	25.572
Disminución de cuentas y efectos por pagar a mediano y largo plazo	3.731.370
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	3.731.370
Disminución de otras cuentas y efectos por pagar	146.544
Disminución de otras cuentas por pagar a corto plazo	146.544

A0409

Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

FUNDACIÓN MEDIOS AUDIOVISUALES AL SERVICIO DE LA EDUCACIÓN (EDUMEDIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación tiene como actividad principal contribuir al proceso de transformación de la sociedad, a través de la producción y difusión de televisión educativa a gran escala, con la producción de contenidos curriculares en formato audiovisual, impresos y multimedia para servir de apoyo a la educación inicial y básica, a la vez procurar su difusión por todos los medios audiovisuales a gran escala, además de abordar la capacitación docente en cuanto al uso de nuevas técnicas y herramientas audiovisuales, que permitan fortalecer el proceso de enseñanza y aprendizaje

Para el 2014 la Fundación prevé ejecutar en Proyecto "Productos audiovisuales para la formación del pensamiento liberador", con el cual pretende realizar 90 producciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**16.162.292**
INGRESOS CORRIENTES EXTRAORDINARIOS	16.162.292
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.162.292
Donaciones corrientes internas recibidas del sector público	16.162.292
De la República	16.162.292
INGRESOS DE CAPITAL	**12.000**
RECURSOS PROPIOS DE CAPITAL	12.000
Incremento de la depreciación y amortización acumuladas	12.000
TOTAL RECURSOS	**16.174.292**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**14.174.292**
GASTOS DE CONSUMO	14.174.292
Remuneraciones	11.736.292
Sueldos, salarios y otras retribuciones	3.115.592
Beneficios y complementos de sueldos y salarios	3.955.500
Aportes patronales	468.604
Prestaciones sociales y otras indemnizaciones	1.308.000
Asistencia socioeconómica	2.888.596
Compra de bienes y servicios	2.312.000
Bienes de consumo	1.292.000
Servicios no personales	1.020.000
Impuestos indirectos	114.000
Depreciación y amortización	12.000
GASTOS DE CAPITAL	**2.000.000**
INVERSIÓN REAL DIRECTA	2.000.000
Formación bruta de capital fijo	2.000.000
Maquinaria, equipos y otros bienes muebles	2.000.000
TOTAL GASTOS	**16.174.292**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120894	Productos audiovisuales para la formación del pensamiento liberador	producción			90		9.670.000			9.670.000
TOTAL							**9.670.000**			**9.670.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.066.292			6.066.292
02	Gestión administrativa	12.000	426.000			438.000
TOTAL		**12.000**	**6.492.292**			**6.504.292**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**25**	**26**		**51**	**2.404.592**		**2.404.592**
Alto Nivel y de Dirección		1		1	120.000		120.000
Directivo	1			1	90.000		90.000
Profesional y Técnico	22	19		41	1.919.592		1.919.592
Obrero	2	6		8	275.000		275.000
Personal Contratado	**8**	**10**		**18**	**711.000**		**711.000**
Profesional y Técnico	8	10		18	711.000		711.000
TOTAL	33	36		69	3.115.592		3.115.592

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	11.736.292
4.02	Materiales, suministros y mercancías	1.292.000
4.03	Servicios no personales	1.134.000
4.04	Activos reales	2.000.000
4.08	Otros gastos	12.000
	TOTAL	**16.174.292**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**16.162.292**
INGRESOS CORRIENTES EXTRAORDINARIOS	16.162.292
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.162.292
Donaciones corrientes internas recibidas del sector público	16.162.292
De la República	16.162.292
1.2 GASTOS CORRIENTES	**14.174.292**
GASTOS DE CONSUMO	14.174.292
Remuneraciones	11.736.292
Sueldos, salarios y otras retribuciones	3.115.592
Beneficios y complementos de sueldos y salarios	3.955.500
Aportes patronales	468.604
Prestaciones sociales y otras indemnizaciones	1.308.000
Asistencia socioeconómica	2.888.596
Compra de bienes y servicios	2.312.000
Bienes de consumo	1.292.000
Servicios no personales	1.020.000
Impuestos indirectos	114.000
Depreciación y amortización	12.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.988.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.000.000**
RECURSOS PROPIOS DE CAPITAL	2.000.000
Ahorro en cuenta corriente	1.988.000
Incremento de la depreciación y amortización acumuladas	12.000
2.2 GASTOS DE CAPITAL	**2.000.000**
INVERSIÓN REAL DIRECTA	2.000.000
Formación bruta de capital fijo	2.000.000
Maquinaria, equipos y otros bienes muebles	2.000.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0410

Fundación Bolivariana de Informática y Telemática (FUNDABIT)

FUNDACIÓN BOLIVARIANA DE INFORMÁTICA Y TELEMÁTICA (FUNDABIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Bolivariana de Informática y Telemática contribuye con la formación integral del individuo a través del desarrollo de actividades productivas, científicas y humanísticas que incorporan las tecnologías de la información. En Venezuela, la iniciativa de introducir las tecnologías (especialmente la computadora) en el sector educativo, responde a la necesidad de generar cambios conceptuales, organizativos y metodológicos, nace en el año 1999, con el propósito de crear espacios altamente tecnificados con herramientas computacionales, comunicacionales y recurso humano especializado en el manejo de las mismas en todo el territorio nacional.

Para el año 2014, el ente prevé alcanzar las siguientes metas: crear 50 centros de comunicación en la educación a través del Proyecto "Masificación de las Tecnologías de la Información (TIC) en la Educación y Contribución a la Transformación del Proceso Educativo" y realizar 5.000 registros escolares a través del Proyecto "Registro Único Nacional Escolar (REÚNE) para la Actualización Permanente de la Gestión Escolar en el Sistema Educativo Bolivariano".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**374.016.324**
INGRESOS CORRIENTES EXTRAORDINARIOS	374.016.324
TRANSFERENCIAS Y DONACIONES CORRIENTES	374.016.324
Donaciones corrientes internas recibidas del sector público	374.016.324
De la República	374.016.324
INGRESOS DE CAPITAL	**8.609.641**
RECURSOS PROPIOS DE CAPITAL	8.609.641
Incremento de la depreciación y amortización acumuladas	8.609.641
TOTAL RECURSOS	**382.625.965**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**337.683.664**
GASTOS DE CONSUMO	337.486.899
Remuneraciones	246.711.698
Sueldos, salarios y otras retribuciones	47.119.772
Beneficios y complementos de sueldos y salarios	68.424.417
Aportes patronales	9.185.237
Prestaciones sociales y otras indemnizaciones	18.040.979
Asistencia socioeconómica	103.941.293
Compra de bienes y servicios	82.165.560
Bienes de consumo	31.937.796
Servicios no personales	50.227.764
Depreciación y amortización	8.609.641
TRANSFERENCIAS Y DONACIONES CORRIENTES	196.765
Al sector privado	196.765
Transferencias corrientes al sector privado	196.765
Directas a personas	196.765
Pensiones y otros beneficios asociados	196.765
GASTOS DE CAPITAL	**42.342.301**
INVERSIÓN REAL DIRECTA	42.342.301
Formación bruta de capital fijo	42.342.301
Maquinaria, equipos y otros bienes muebles	42.342.301
APLICACIONES FINANCIERAS	**2.600.000**
DISMINUCIÓN DE PASIVOS	2.600.000
Disminución de cuentas y efectos por pagar	2.600.000
Disminución de otras cuentas y efectos por pagar	2.600.000
Disminución de otras cuentas por pagar a corto plazo	2.600.000
TOTAL GASTOS	**382.625.965**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120778	Masificación de las Tecnologías de la Información y la Comunicación (TIC) en la Educación y contribución a la transformación del proceso educativo	Centro			50		234.847.550			234.847.550
120789	Registro Único Nacional Escolar (REÚNE) para la actualización permanente de la gestión escolar en el Sistema Educativo Bolivariano.	Registro			5.000		8.440.362			8.440.362
TOTAL							**243.287.912**			**243.287.912**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		82.484.914			82.484.914
02	Gestión administrativa	8.609.641	48.046.733			56.656.374
03	Previsión y protección social		196.765			196.765
TOTAL		**8.609.641**	**130.728.412**			**139.338.053**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**972**	**698**		**1.670**	**47.119.772**	**11.576.080**	**58.695.852**
Directivo	5	8		13	442.716	312.000	754.716
Profesional y Técnico	853	575		1.428	38.878.617	8.755.156	47.633.773
Personal Administrativo	114	115		229	7.798.439	2.508.924	10.307.363
TOTAL	**972**	**698**		**1.670**	**47.119.772**	**11.576.080**	**58.695.852**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**2**	**4**	**196.765**
Empleados	2	2	4	196.765
TOTAL	**2**	**2**	**4**	**196.765**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	246.711.698
4.02	Materiales, suministros y mercancías	31.937.796
4.03	Servicios no personales	50.227.764
4.04	Activos reales	42.342.301
4.07	Transferencias y donaciones	196.765
4.08	Otros gastos	8.609.641
4.11	Disminución de pasivos	2.600.000
	TOTAL	**382.625.965**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**374.016.324**
INGRESOS CORRIENTES EXTRAORDINARIOS	374.016.324
TRANSFERENCIAS Y DONACIONES CORRIENTES	374.016.324
Donaciones corrientes internas recibidas del sector público	374.016.324
De la República	374.016.324
1.2 GASTOS CORRIENTES	**337.683.664**
GASTOS DE CONSUMO	337.486.899
Remuneraciones	246.711.698
Sueldos, salarios y otras retribuciones	47.119.772
Beneficios y complementos de sueldos y salarios	68.424.417
Aportes patronales	9.185.237
Prestaciones sociales y otras indemnizaciones	18.040.979
Asistencia socioeconómica	103.941.293
Compra de bienes y servicios	82.165.560
Bienes de consumo	31.937.796
Servicios no personales	50.227.764
Depreciación y amortización	8.609.641
TRANSFERENCIAS Y DONACIONES CORRIENTES	196.765
Al sector privado	196.765
Transferencias corrientes al sector privado	196.765
Directas a personas	196.765
Pensiones y otros beneficios asociados	196.765
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**36.332.660**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**44.942.301**
RECURSOS PROPIOS DE CAPITAL	44.942.301
Ahorro en cuenta corriente	36.332.660
Incremento de la depreciación y amortización acumuladas	8.609.641

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**42.342.301**
INVERSIÓN REAL DIRECTA	42.342.301
Formación bruta de capital fijo	42.342.301
Maquinaria, equipos y otros bienes muebles	42.342.301
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**2.600.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.600.000**
SUPERÁVIT FINANCIERO	2.600.000
3.2 APLICACIONES FINANCIERAS	**2.600.000**
DISMINUCIÓN DE PASIVOS	2.600.000
Disminución de cuentas y efectos por pagar	2.600.000
Disminución de otras cuentas y efectos por pagar	2.600.000
Disminución de otras cuentas por pagar a corto plazo	2.600.000

A0425

Fundación Samuel Robinson

FUNDACIÓN SAMUEL ROBINSON

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Samuel Robinson, es un ente adscrito al Ministerio del Poder Popular para la Educación creado el 14 de febrero de 2005, según decreto presidencial N° 3.524 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.147 de fecha 15 de febrero de 2005 contando con ocho años de funcionamiento. Es una institución de administración académica, financiera y operativa del "Plan Extraordinario de Alfabetización Simón Rodríguez" (Misión Robinson 1), "Plan Extraordinario de Alfabetización y Prosecución al Sexto Grado de Jóvenes, Adultas y Adultos Alfabetizados Simón Rodríguez" (Misión Robinson II) y "Círculos de Lectura" (Misión Robinson III).

Su misión es erradicar el analfabetismo y alcanzar la prosecución al sexto grado de educación básica en jóvenes y adultos a nivel nacional e internacional, garantizando su inclusión política y productiva, con el propósito de conseguir mayores niveles de desarrollo y bienestar en los grupos sociales más necesitados del país.

La visión de la Fundación es atender a la población excluida del sistema educativo formal, ofreciendo una educación integral y de calidad en todos los momentos y en todos los espacios, a nivel nacional e internacional, convirtiéndolos de esta manera en protagonistas de su propio desarrollo a través de una formación que impulse los procesos liberadores para la transformación comunitaria y consolidación de la democracia social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**398.678.295**
INGRESOS CORRIENTES ORDINARIOS	398.678.295
TRANSFERENCIAS CORRIENTES	398.678.295
Transferencias corrientes del sector público	398.678.295
Transferencias corrientes internas recibidas del sector público	398.678.295
De la República	398.678.295
INGRESOS DE CAPITAL	**693.036**
RECURSOS PROPIOS DE CAPITAL	693.036
Incremento de la depreciación y amortización acumuladas	693.036
FUENTES DE FINANCIAMIENTO	**150.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	150.000.000
Disminución de otros activos financieros	150.000.000
Disminución de disponibilidades	150.000.000
Disminución de caja	150.000.000
TOTAL RECURSOS	**549.371.331**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**538.451.119**
GASTOS DE CONSUMO	381.652.269
Remuneraciones	280.147.117
Sueldos, salarios y otras retribuciones	217.480.551
Beneficios y complementos de sueldos y salarios	20.073.976
Aportes patronales	3.757.278
Prestaciones sociales y otras indemnizaciones	5.975.616
Asistencia socioeconómica	32.859.696
Compra de bienes y servicios	100.812.116
Bienes de consumo	48.157.513
Servicios no personales	52.654.603
Depreciación y amortización	693.036
TRANSFERENCIAS Y DONACIONES CORRIENTES	156.798.850
Al sector privado	156.798.850
Transferencias corrientes al sector privado	156.798.850
Directas a personas	156.798.850
Otras transferencias directas a personas	156.798.850
GASTOS DE CAPITAL	**6.930.212**
INVERSIÓN REAL DIRECTA	6.930.212
Formación bruta de capital fijo	6.530.212
Maquinaria, equipos y otros bienes muebles	6.530.212
Bienes intangibles	400.000
APLICACIONES FINANCIERAS	**3.990.000**
DISMINUCIÓN DE PASIVOS	3.990.000
Disminución de cuentas y efectos por pagar	3.990.000
Disminución de cuentas y efectos por pagar a corto plazo	3.990.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.090.000
Disminución cuentas por pagar a proveedores a corto plazo	900.000
TOTAL GASTOS	**549.371.331**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121100	Alfabetización y prosecución al sexto grado de jóvenes, adultos y adultas Simón Rodríguez.	Participante			230.000	150.000.000	263.476.788			413.476.788
TOTAL						**150.000.000**	**263.476.788**			**413.476.788**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		94.105.137			94.105.137
02	Gestión administrativa	693.036	41.096.370			41.789.406
TOTAL		**693.036**	**135.201.507**			**135.894.543**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**111**	**53**	**30**	**194**	**14.526.980**	**2.026.968**	**16.553.948**
Alto Nivel y de Dirección	14	11		25	2.909.100	595.524	3.504.624
Profesional y Técnico	60	20	16	96	7.929.718	935.491	8.865.209
Personal Administrativo	32	20	12	64	3.374.542	400.925	3.775.467
Obrero	5	2	2	9	313.620	95.028	408.648
Personal Contratado	**15**	**28**		**43**	**1.144.392**		**1.144.392**
Profesional y Técnico	10	17		27	801.074		801.074
Personal Administrativo	5	11		16	343.318		343.318
TOTAL	**126**	**81**	**30**	**237**	**15.671.372**	**2.026.968**	**17.698.340**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	280.147.117
4.02	Materiales, suministros y mercancías	48.157.513
4.03	Servicios no personales	52.654.603
4.04	Activos reales	6.930.212
4.07	Transferencias y donaciones	156.798.850
4.08	Otros gastos	693.036
4.11	Disminución de pasivos	3.990.000
	TOTAL	**549.371.331**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**398.678.295**
INGRESOS CORRIENTES ORDINARIOS	398.678.295
TRANSFERENCIAS CORRIENTES	398.678.295
Transferencias corrientes del sector público	398.678.295
Transferencias corrientes internas recibidas del sector público	398.678.295
De la República	398.678.295
Recursos Ordinarios	398.678.295
1.2 GASTOS CORRIENTES	**538.451.119**
GASTOS DE CONSUMO	381.652.269
Remuneraciones	280.147.117
Sueldos, salarios y otras retribuciones	217.480.551
Beneficios y complementos de sueldos y salarios	20.073.976
Aportes patronales	3.757.278
Prestaciones sociales y otras indemnizaciones	5.975.616
Asistencia socioeconómica	32.859.696
Compra de bienes y servicios	100.812.116
Bienes de consumo	48.157.513
Servicios no personales	52.654.603
Depreciación y amortización	693.036
TRANSFERENCIAS Y DONACIONES CORRIENTES	156.798.850
Al sector privado	156.798.850
Transferencias corrientes al sector privado	156.798.850
Directas a personas	156.798.850
Otras transferencias directas a personas	156.798.850
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(139.772.824)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(139.079.788)**
RECURSOS PROPIOS DE CAPITAL	(139.079.788)
Desahorro en cuenta corriente	(139.772.824)
Incremento de la depreciación y amortización acumuladas	693.036

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**6.930.212**
INVERSIÓN REAL DIRECTA	6.930.212
Formación bruta de capital fijo	6.530.212
Maquinaria, equipos y otros bienes muebles	6.530.212
Bienes intangibles	400.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(146.010.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**150.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	150.000.000
Disminución de otros activos financieros	150.000.000
Disminución de disponibilidades	150.000.000
Disminución de caja	150.000.000
3.2 APLICACIONES FINANCIERAS	**150.000.000**
DISMINUCIÓN DE PASIVOS	3.990.000
Disminución de cuentas y efectos por pagar	3.990.000
Disminución de cuentas y efectos por pagar a corto plazo	3.990.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.090.000
Disminución cuentas por pagar a proveedores a corto plazo	900.000
DÉFICIT FINANCIERO	146.010.000

A0477

Fundación Colombeia

FUNDACIÓN COLOMBEIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio fiscal 2014 la Fundación Colombeia, presenta una política dirigida fundamentalmente a garantizar los derechos socio laborales de sus trabajadores y trabajadoras, procurando al mismo tiempo, propiciar el óptimo funcionamiento, mantenimiento y conservación de sus instalaciones y demás activos, así como mantener y superar el alto nivel de producción y transmisión de programas educativos, especialmente orientados a la población infantil, lo cual constituye la misión de la Institución.

La política de gasto permitirá dar continuidad a la operatividad de la Fundación, a través de las Acciones Centralizadas y el Proyecto "Fortalecimiento de la educación y la cultura a través del posicionamiento de Colombeia TV, como la Televisora Educativa de Venezuela".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**113.940.766**
INGRESOS CORRIENTES ORDINARIOS	113.940.766
TRANSFERENCIAS CORRIENTES	113.940.766
Transferencias corrientes del sector público	113.940.766
Transferencias corrientes internas recibidas del sector público	113.940.766
De la República	113.940.766
INGRESOS DE CAPITAL	**7.299.048**
RECURSOS PROPIOS DE CAPITAL	7.299.048
Incremento de la depreciación y amortización acumuladas	7.299.048
FUENTES DE FINANCIAMIENTO	**1.560.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.560.000
Disminución de otros activos financieros	1.560.000
Disminución de disponibilidades	1.560.000
Disminución de bancos	1.560.000
TOTAL RECURSOS	**122.799.814**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**102.598.842**
GASTOS DE CONSUMO	102.398.132
Remuneraciones	65.963.065
Sueldos, salarios y otras retribuciones	16.013.343
Beneficios y complementos de sueldos y salarios	28.873.038
Aportes patronales	3.241.769
Prestaciones sociales y otras indemnizaciones	3.926.898
Asistencia socioeconómica	13.908.017
Compra de bienes y servicios	29.136.019
Bienes de consumo	6.765.912
Servicios no personales	22.370.107
Depreciación y amortización	7.299.048
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.710
Al sector privado	180.710
Transferencias corrientes al sector privado	100.710
Directas a personas	100.710
Jubilaciones y otros beneficios asociados	100.710
Donaciones corrientes al sector privado	80.000
Donaciones a personas	40.000
Donaciones a instituciones sin fines de lucro	40.000
Al sector público	20.000
Transferencias corrientes al sector público	20.000
A los entes descentralizados sin fines empresariales para sus gastos	20.000
GASTOS DE CAPITAL	**20.200.972**
INVERSIÓN REAL DIRECTA	20.200.972
Formación bruta de capital fijo	19.075.372
Edificios e instalaciones	2.516.766
Maquinaria, equipos y otros bienes muebles	14.998.606
Bienes preexistentes	1.560.000
Bienes intangibles	1.125.600
TOTAL GASTOS	**122.799.814**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120752	Fortalecimiento de la educación y la cultura a través del posicionamiento de Colombeia TV, como la Televisora Educativa de Venezuela.	Programa			1.048	1.560.000	72.156.592			73.716.592
TOTAL						**1.560.000**	**72.156.592**			**73.716.592**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		28.199.256			28.199.256
02	Gestión administrativa	7.299.048	13.484.208			20.783.256
03	Previsión y protección social		100.710			100.710
TOTAL		**7.299.048**	**41.784.174**			**49.083.222**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**87**	**95**		**182**	**9.162.562**	**1.542.312**	**10.704.874**
Alto Nivel y de Dirección	16	17		33	1.679.400	459.600	2.139.000
Directivo	10	10		20	1.035.795	168.929	1.204.724
Profesional y Técnico	45	58		103	5.334.343	869.983	6.204.326
Obrero	16	10		26	1.113.024	43.800	1.156.824
Personal Contratado	**27**	**19**		**46**	**6.478.334**		**6.478.334**
Profesional y Técnico	27	19		46	6.478.334		6.478.334
TOTAL	**114**	**114**		**228**	**15.640.896**	**1.542.312**	**17.183.208**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**	**1**	**2**	**100.710**
Alto Nivel y de Dirección	1	1	2	100.710
TOTAL	**1**	**1**	**2**	**100.710**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	65.963.065
4.02	Materiales, suministros y mercancías	6.765.912
4.03	Servicios no personales	22.370.107
4.04	Activos reales	20.200.972
4.07	Transferencias y donaciones	200.710
4.08	Otros gastos	7.299.048
	TOTAL	**122.799.814**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**113.940.766**
INGRESOS CORRIENTES ORDINARIOS	113.940.766
TRANSFERENCIAS CORRIENTES	113.940.766
Transferencias corrientes del sector público	113.940.766
Transferencias corrientes internas recibidas del sector público	113.940.766
De la República	113.940.766
Recursos Ordinarios	113.940.766
1.2 GASTOS CORRIENTES	**102.598.842**
GASTOS DE CONSUMO	102.398.132
Remuneraciones	65.963.065
Sueldos, salarios y otras retribuciones	16.013.343
Beneficios y complementos de sueldos y salarios	28.873.038
Aportes patronales	3.241.769
Prestaciones sociales y otras indemnizaciones	3.926.898
Asistencia socioeconómica	13.908.017
Compra de bienes y servicios	29.136.019
Bienes de consumo	6.765.912
Servicios no personales	22.370.107
Depreciación y amortización	7.299.048
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.710
Al sector privado	180.710
Transferencias corrientes al sector privado	100.710
Directas a personas	100.710
Jubilaciones y otros beneficios asociados	100.710
Donaciones corrientes al sector privado	80.000
Donaciones a personas	40.000
Donaciones a instituciones sin fines de lucro	40.000
Al sector público	20.000
Transferencias corrientes al sector público	20.000
A los entes descentralizados sin fines empresariales para sus gastos	20.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**11.341.924**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**18.640.972**
RECURSOS PROPIOS DE CAPITAL	18.640.972
Ahorro en cuenta corriente	11.341.924
Incremento de la depreciación y amortización acumuladas	7.299.048
2.2 GASTOS DE CAPITAL	**20.200.972**
INVERSIÓN REAL DIRECTA	20.200.972
Formación bruta de capital fijo	19.075.372
Edificios e instalaciones	2.516.766
Maquinaria, equipos y otros bienes muebles	14.998.606
Bienes preexistentes	1.560.000
Bienes intangibles	1.125.600
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.560.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.560.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.560.000
Disminución de otros activos financieros	1.560.000
Disminución de disponibilidades	1.560.000
Disminución de bancos	1.560.000
3.2 APLICACIONES FINANCIERAS	**1.560.000**
DÉFICIT FINANCIERO	1.560.000

A0484

Fundación Nacional El Niño Simón

FUNDACIÓN NACIONAL EL NIÑO SIMÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Nacional El Niño Simón, es una Institución del Ministerio del Poder Popular para la Educación cuyo objetivo es atender de manera integral a niños, niñas y adolescentes de nuestro país en todas sus etapas de desarrollo humano.

Su misión es realizar acciones para impulsar proyectos y supervisar constantemente el perfecto desarrollo, bienestar y felicidad de todos los niños, niñas y jóvenes de la República Bolivariana de Venezuela en todos los aspectos necesarios para su adecuada formación y crecimiento.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**750.800.457**
INGRESOS CORRIENTES ORDINARIOS	750.800.457
INGRESOS DE LA PROPIEDAD	69.000.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	69.000.000
Alquileres	69.000.000
TRANSFERENCIAS CORRIENTES	681.800.457
Transferencias corrientes del sector público	681.800.457
Transferencias corrientes internas recibidas del sector público	681.800.457
De la República	681.800.457
INGRESOS DE CAPITAL	**1.311.055**
RECURSOS PROPIOS DE CAPITAL	1.311.055
Incremento de la depreciación y amortización acumuladas	1.311.055
FUENTES DE FINANCIAMIENTO	**38.688.945**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	38.688.945
Disminución de otros activos financieros	38.688.945
Disminución de disponibilidades	38.688.945
Disminución de caja	38.688.945
TOTAL RECURSOS	**790.800.457**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**774.819.966**
GASTOS DE CONSUMO	728.887.245
Remuneraciones	600.514.348
Sueldos, salarios y otras retribuciones	158.515.312
Beneficios y complementos de sueldos y salarios	245.623.578
Aportes patronales	32.349.952
Prestaciones sociales y otras indemnizaciones	53.120.685
Asistencia socioeconómica	110.904.821
Compra de bienes y servicios	127.061.842
Bienes de consumo	62.179.594
Servicios no personales	64.882.248
Depreciación y amortización	1.311.055
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.932.721
Al sector privado	36.150.273
Transferencias corrientes al sector privado	32.878.587
Directas a personas	32.878.587
Pensiones y otros beneficios asociados	6.183.647
Jubilaciones y otros beneficios asociados	26.694.940
Donaciones corrientes al sector privado	3.271.686
Donaciones a personas	3.271.686
Al sector público	9.782.448
Donaciones corrientes al sector público	9.782.448
A los entes descentralizados sin fines empresariales	9.782.448
GASTOS DE CAPITAL	**14.334.818**
INVERSIÓN REAL DIRECTA	14.334.818
Formación bruta de capital fijo	14.334.818
Maquinaria, equipos y otros bienes muebles	12.008.970
Bienes preexistentes	2.325.848
APLICACIONES FINANCIERAS	**1.645.673**
DISMINUCIÓN DE PASIVOS	1.645.673
Disminución de cuentas y efectos por pagar	1.645.673
Disminución de otras cuentas y efectos por pagar	1.645.673
Disminución de otras cuentas por pagar a corto plazo	1.311.055
Disminución de otros efectos por pagar a corto plazo	334.618
TOTAL GASTOS	**790.800.457**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121047	Desarrollo integral de niños y niñas de los Centros de Formación de la Fundación Nacional "El Niño Simón"	persona			14.788		265.169.393			265.169.393
121049	Programa Nacional Alejandro de Humboldt	persona			91.835	37.554.344	27.037.193			64.591.537
121076	Programa Nacional Simón Rodriguez: Implementación de las Actividades de Libre Desarrollo.	persona			17.421	33.842.633	202.277.329			236.119.962
121087	Protección y bienestar social para el buen vivir de los niños, niñas y adolescentes de la Patria	persona			16.470	7.492.481	35.285.348			42.777.829
TOTAL						**78.889.458**	**529.769.263**			**608.658.721**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		119.152.607			119.152.607
02	Gestión administrativa	29.939.673				29.939.673
03	Previsión y protección social		32.878.587			32.878.587
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	170.869				170.869
TOTAL		**30.110.542**	**152.031.194**			**182.141.736**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.298**	**802**		**4.100**	**142.608.408**		**142.608.408**
Alto Nivel y de Dirección	68	20		88	3.481.400		3.481.400
Directivo	40	12		52	1.655.277		1.655.277
Profesional y Técnico	1.847	313		2.160	75.537.914		75.537.914
Personal Administrativo	545	97		642	22.441.732		22.441.732
Obrero	798	360		1.158	39.492.085		39.492.085
Personal Contratado	**252**	**125**		**377**	**13.899.699**		**13.899.699**
Profesional y Técnico	166	72		238	8.986.913		8.986.913
Personal Administrativo	86	53		139	4.912.786		4.912.786
TOTAL	**3.550**	**927**		**4.477**	**156.508.107**		**156.508.107**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**48**	**12**	**60**	**6.183.647**
Obreros	27	5	32	3.353.842
Empleados	21	7	28	2.829.805
Jubilados	**305**	**39**	**344**	**26.694.940**
Obreros	183	23	206	15.985.923
Empleados	122	16	138	10.709.017
TOTAL	**353**	**51**	**404**	**32.878.587**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	600.514.348
4.02	Materiales, suministros y mercancías	62.179.594
4.03	Servicios no personales	64.882.248
4.04	Activos reales	14.334.818
4.07	Transferencias y donaciones	45.932.721
4.08	Otros gastos	1.311.055
4.11	Disminución de pasivos	1.645.673
	TOTAL	**790.800.457**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**750.800.457**
INGRESOS CORRIENTES ORDINARIOS	750.800.457
INGRESOS DE LA PROPIEDAD	69.000.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	69.000.000
Alquileres	69.000.000
TRANSFERENCIAS CORRIENTES	681.800.457
Transferencias corrientes del sector público	681.800.457
Transferencias corrientes internas recibidas del sector público	681.800.457
De la República	681.800.457
Recursos Ordinarios	681.800.457
1.2 GASTOS CORRIENTES	**774.819.966**
GASTOS DE CONSUMO	728.887.245
Remuneraciones	600.514.348
Sueldos, salarios y otras retribuciones	158.515.312
Beneficios y complementos de sueldos y salarios	245.623.578
Aportes patronales	32.349.952
Prestaciones sociales y otras indemnizaciones	53.120.685
Asistencia socioeconómica	110.904.821
Compra de bienes y servicios	127.061.842
Bienes de consumo	62.179.594
Servicios no personales	64.882.248
Depreciación y amortización	1.311.055
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.932.721
Al sector privado	36.150.273
Transferencias corrientes al sector privado	32.878.587
Directas a personas	32.878.587
Pensiones y otros beneficios asociados	6.183.647
Jubilaciones y otros beneficios asociados	26.694.940
Donaciones corrientes al sector privado	3.271.686
Donaciones a personas	3.271.686
Al sector público	9.782.448
Donaciones corrientes al sector público	9.782.448

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
A los entes descentralizados sin fines empresariales	9.782.448
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(24.019.509)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(22.708.454)**
RECURSOS PROPIOS DE CAPITAL	(22.708.454)
Desahorro en cuenta corriente	(24.019.509)
Incremento de la depreciación y amortización acumuladas	1.311.055
2.2 GASTOS DE CAPITAL	**14.334.818**
INVERSIÓN REAL DIRECTA	14.334.818
Formación bruta de capital fijo	14.334.818
Maquinaria, equipos y otros bienes muebles	12.008.970
Bienes preexistentes	2.325.848
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(37.043.272)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**38.688.945**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	38.688.945
Disminución de otros activos financieros	38.688.945
Disminución de disponibilidades	38.688.945
Disminución de caja	38.688.945
3.2 APLICACIONES FINANCIERAS	**38.688.945**
DISMINUCIÓN DE PASIVOS	1.645.673
Disminución de cuentas y efectos por pagar	1.645.673
Disminución de otras cuentas y efectos por pagar	1.645.673
Disminución de otras cuentas por pagar a corto plazo	1.311.055
Disminución de otros efectos por pagar a corto plazo	334.618
DÉFICIT FINANCIERO	37.043.272

A0911

Academia Nacional de la Ingeniería y el Hábitat

ACADEMIA NACIONAL DE LA INGENIERÍA Y EL HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Academia Nacional de la Ingeniería y el Hábitat fue creada por Ley publicada en la Gaceta Oficial de la República de Venezuela N° 5.263 Extraordinario, de fecha 17 de Septiembre de 1998, como Corporación de carácter público con personalidad jurídica.

Su misión es promover, publicar, difundir y preservar los estudios y proyectos de ingeniería y hábitat, así como estudiar y emitir opinión sobre la situación científica y tecnológica del país, y en particular sobre políticas, planes y programas vinculados a la ingeniería, arquitectura, urbanismo y el hábitat.

Para el año 2014, el ente prevé alcanzar la siguiente meta: beneficiar a 16.000 personas a través del Proyecto "Promoción, desarrollo y divulgación del conocimiento en las áreas de la Ingeniería y el Hábitat".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.092.411**
INGRESOS CORRIENTES ORDINARIOS	1.092.411
TRANSFERENCIAS CORRIENTES	1.092.411
Transferencias corrientes del sector público	1.092.411
Transferencias corrientes internas recibidas del sector público	1.092.411
De la República	1.092.411
INGRESOS DE CAPITAL	**18.400**
RECURSOS PROPIOS DE CAPITAL	18.400
Incremento de la depreciación y amortización acumuladas	18.400
TOTAL RECURSOS	**1.110.811**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.098.811**
GASTOS DE CONSUMO	1.083.089
Remuneraciones	752.375
Sueldos, salarios y otras retribuciones	329.280
Beneficios y complementos de sueldos y salarios	251.819
Aportes patronales	18.576
Prestaciones sociales y otras indemnizaciones	56.700
Asistencia socioeconómica	96.000
Compra de bienes y servicios	312.314
Bienes de consumo	81.000
Servicios no personales	231.314
Depreciación y amortización	18.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.722
Al sector privado	15.722
Transferencias corrientes al sector privado	15.722
Directas a personas	15.722
Otras transferencias directas a personas	15.722
GASTOS DE CAPITAL	**12.000**
INVERSIÓN REAL DIRECTA	12.000
Formación bruta de capital fijo	12.000
Maquinaria, equipos y otros bienes muebles	12.000
TOTAL GASTOS	**1.110.811**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122400	Promoción, desarrollo y divulgación del conocimiento en las áreas de la Ingeniería y el Hábitat.	Usuario	7.700	8.300	16.000		661.394			661.394
TOTAL							**661.394**			**661.394**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		268.716			268.716
02	Gestión administrativa	18.400	162.301			180.701
TOTAL		**18.400**	**431.017**			**449.417**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**1**		**5**	**233.280**		**233.280**
Profesional y Técnico		1		1	78.000		78.000
Personal Administrativo	3			3	119.604		119.604
Obrero	1			1	35.676		35.676
Personal Contratado		**2**		**2**	**72.000**		**72.000**
Profesional y Técnico		2		2	72.000		72.000
TOTAL	**4**	**3**		**7**	**305.280**		**305.280**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	752.375
4.02	Materiales, suministros y mercancías	81.000
4.03	Servicios no personales	231.314
4.04	Activos reales	12.000
4.07	Transferencias y donaciones	15.722
4.08	Otros gastos	18.400
	TOTAL	**1.110.811**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.092.411**
INGRESOS CORRIENTES ORDINARIOS	1.092.411
TRANSFERENCIAS CORRIENTES	1.092.411
Transferencias corrientes del sector público	1.092.411
Transferencias corrientes internas recibidas del sector público	1.092.411
De la República	1.092.411
Recursos Ordinarios	1.092.411
1.2 GASTOS CORRIENTES	**1.098.811**
GASTOS DE CONSUMO	1.083.089
Remuneraciones	752.375
Sueldos, salarios y otras retribuciones	329.280
Beneficios y complementos de sueldos y salarios	251.819
Aportes patronales	18.576
Prestaciones sociales y otras indemnizaciones	56.700
Asistencia socioeconómica	96.000
Compra de bienes y servicios	312.314
Bienes de consumo	81.000
Servicios no personales	231.314
Depreciación y amortización	18.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.722
Al sector privado	15.722
Transferencias corrientes al sector privado	15.722
Directas a personas	15.722
Otras transferencias directas a personas	15.722
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(6.400)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**12.000**
RECURSOS PROPIOS DE CAPITAL	12.000
Desahorro en cuenta corriente	(6.400)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de la depreciación y amortización acumuladas	18.400
2.2 GASTOS DE CAPITAL	**12.000**
INVERSIÓN REAL DIRECTA	12.000
Formación bruta de capital fijo	12.000
Maquinaria, equipos y otros bienes muebles	12.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

13

Ministerio del Poder Popular para el Trabajo y Seguridad Social

Ministerio del Poder Popular para el Trabajo y Seguridad Social

A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)

A0055 Instituto Venezolano de los Seguros Sociales (IVSS)

A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

A0250 Tesorería de Seguridad Social

A0051

Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)

INSTITUTO NACIONAL DE CAPACITACIÓN Y RECREACIÓN DE LOS TRABAJADORES (INCRET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El presupuesto de recursos del año 2014 del Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET) asciende a un monto Bs. 414.936.378, distribuido según las siguientes fuentes financieras:

- Aporte del Ejecutivo Nacional Bs. 404.484.319,00
- Venta de otros bienes y servicios Bs. 7.499.999,00
- Disminución de Disponibilidades Bs. 2.952.060,00

Se estima generar recursos por concepto de la prestación de servicios, enmarcados en el desarrollo de una política incluyente, solidaria y socialista para los trabajadores y trabajadoras, donde las tarifas cobradas por los servicios prestados sean accesibles, a fin de garantizar los programas recreativos, culturales y de turismo social.

La visión estratégica del Instituto viene orientada principalmente por el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, donde señala como un objetivo estratégico: Continuar construyendo el Socialismo Bolivariano del Siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo. En este marco el Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET) presenta tres líneas estratégicas dirigida a construir una sociedad igualitaria y justa basada en la consolidación de la revolución, donde se busca la participación protagónica del poder popular:

- Fomentar la construcción, dotación, mantenimiento y protección de la infraestructura de las áreas destinadas al desarrollo de los programas para la recreación, utilización del tiempo libre, descanso y turismo social de los trabajadores y trabajadoras.

- Desarrollar programas para la recreación, utilización del tiempo libre, descanso y turismo social, impulsando el derecho al sano esparcimiento y debido descanso, en busca del buen vivir para asegurar la mayor suma de felicidad de los trabajadores, trabajadoras y su entorno familiar.

- Desarrollar un sistema de bienestar y relaciones sociales, promoviendo los programas y servicios del componente de recreación, utilización del tiempo libre, descanso y turismo social e incentivando la educación y la divulgación en relación a su importancia como mecanismo para el mejoramiento de la calidad de vida, permitiendo que todos los trabajadores y trabajadoras ejerzan el pleno goce de sus derechos recreativos y culturales, de una forma incluyente, participativa y democrática; enfocado a construir una sociedad igualitaria y justa.

En concordancia con los grandes cambios sociales que vive el País en la actualidad se siguen desarrollando y mejorando los programas de recreación, deporte, cultura y turismo laboral, por lo cual el Instituto contempla incorporar la mayor cantidad de trabajadores, trabajadores, su grupo familiar y comunidad en general, en los diferentes programas establecidos para mejorar la calidad de vida y buen uso del tiempo libre, cumpliendo con lo establecido en la Constitución de la República Bolivariana de Venezuela, la Ley Orgánica del Trabajo, los Trabajadores y las Trabajadoras y la Ley Orgánica de Prevención, Condiciones y Medio Ambiente de Trabajo. Se estima la atención de dos millones ochocientos sesenta y dos mil cuatrocientos dieciocho (2.862.418) personas en todo el ámbito nacional.

Asimismo, mediante la ejecución de un plan de inversión en infraestructura se logrará el relanzamiento de la Institución y sus distintas dependencias: Casa Sindical de San Cristóbal, Casa Sindical de Barquisimeto, Colonia Vacacional Incret-Sol en Higuerote, la Bahía de Pataneno en el Estado Carabobo, Casa Sindical de Cumana, y la Transformación Revolucionaria de la Ciudad Vacacional Los Caracas. Durante el año 2014, se estima la ejecución de veintitrés obras de recuperación de la infraestructura y mantenimiento preventivo y correctivo de noventa (90) inmuebles destinados a la recreación y turismo de los trabajadores y trabajadoras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**411.984.318**
INGRESOS CORRIENTES ORDINARIOS	411.984.318
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	7.499.999
Venta de otros bienes y servicios	7.499.999
TRANSFERENCIAS CORRIENTES	404.484.319
Transferencias corrientes del sector público	404.484.319
Transferencias corrientes internas recibidas del sector público	404.484.319
De la República	404.484.319
FUENTES DE FINANCIAMIENTO	**2.952.060**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.952.060
Disminución de otros activos financieros	2.952.060
Disminución de disponibilidades	2.952.060
Disminución de bancos	2.952.060
TOTAL RECURSOS	**414.936.378**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**286.560.129**
GASTOS DE CONSUMO	277.230.969
Remuneraciones	158.492.061
Sueldos, salarios y otras retribuciones	28.304.515
Beneficios y complementos de sueldos y salarios	58.397.699
Aportes patronales	6.596.629
Prestaciones sociales y otras indemnizaciones	13.761.096
Asistencia socioeconómica	51.432.122
Compra de bienes y servicios	118.738.908
Bienes de consumo	52.765.155
Servicios no personales	65.973.753
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.329.160
Al sector privado	9.329.160
Transferencias corrientes al sector privado	8.648.002
Directas a personas	8.648.002
Pensiones y otros beneficios asociados	4.003.278
Jubilaciones y otros beneficios asociados	4.644.724
Donaciones corrientes al sector privado	681.158
Donaciones a personas	681.158
GASTOS DE CAPITAL	**125.424.189**
INVERSIÓN REAL DIRECTA	125.424.189
Formación bruta de capital fijo	125.424.189
Edificios e instalaciones	96.992.781
Maquinaria, equipos y otros bienes muebles	28.431.408
APLICACIONES FINANCIERAS	**2.952.060**
DISMINUCIÓN DE PASIVOS	2.952.060
Disminución de cuentas y efectos por pagar	2.952.060
Disminución de cuentas y efectos por pagar a corto plazo	2.952.060

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.057.812
Disminución de aportes patronales y retenciones laborales por pagar	1.041.430
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	527.550
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	80.280
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	107.742
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	66.058
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	259.800
Disminución cuentas por pagar a proveedores a corto plazo	852.818
TOTAL GASTOS	**414.936.378**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122841	Ejecución de programas recreativos, deportivos, culturales y turísticos para el sano esparcimiento y buen uso del tiempo libre.	atención			2.862.418		187.753.035			187.753.035
122867	Recuperación, Rehabilitación y mantenimiento de la Infraestructura recreativa, descanso y turismo social de los trabajadores y trabajadoras.	acondicionamiento			113		155.676.049			155.676.049
TOTAL							343.429.084			343.429.084

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	288.089	52.407.233			52.695.322
02	Gestión administrativa	10.163.970				10.163.970
03	Previsión y protección social		8.648.002			8.648.002
TOTAL		10.452.059	61.055.235			71.507.294

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**125**	**166**	**56**	**347**	**12.487.818**	**6.536.111**	**19.023.929**
Alto Nivel y de Dirección		1		1	35.674		35.674
Directivo	4	1	5	10	356.759		356.759
Profesional y Técnico	18	17	16	51	1.901.392	1.196.824	3.098.216
Personal Administrativo	24	5	12	41	1.462.711	836.423	2.299.134
Obrero	79	142	23	244	8.731.282	4.502.864	13.234.146
Personal Contratado	**129**	**125**		**254**	**9.280.586**		**9.280.586**
Directivo	7	9		16	570.814		570.814
Profesional y Técnico	50	34		84	2.996.774		2.996.774
Personal Administrativo	13	9		22	1.003.786		1.003.786
Obrero	59	73		132	4.709.212		4.709.212
TOTAL	**254**	**291**	**56**	**601**	**21.768.404**	**6.536.111**	**28.304.515**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**25**	**7**	**32**	**4.003.278**
Obreros	11	7	18	2.372.269
Empleados	14		14	1.631.009
Jubilados	**12**	**16**	**28**	**4.644.724**
Obreros	5	10	15	2.913.567
Empleados	7	6	13	1.731.157
TOTAL	**37**	**23**	**60**	**8.648.002**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	158.492.061
4.02	Materiales, suministros y mercancías	52.765.155
4.03	Servicios no personales	65.973.753
4.04	Activos reales	125.424.189
4.07	Transferencias y donaciones	9.329.160
4.11	Disminución de pasivos	2.952.060
	TOTAL	**414.936.378**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**411.984.318**
INGRESOS CORRIENTES ORDINARIOS	411.984.318
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	7.499.999
Venta de otros bienes y servicios	7.499.999
TRANSFERENCIAS CORRIENTES	404.484.319
Transferencias corrientes del sector público	404.484.319
Transferencias corrientes internas recibidas del sector público	404.484.319
De la República	404.484.319
Recursos Ordinarios	404.484.319
1.2 GASTOS CORRIENTES	**286.560.129**
GASTOS DE CONSUMO	277.230.969
Remuneraciones	158.492.061
Sueldos, salarios y otras retribuciones	28.304.515
Beneficios y complementos de sueldos y salarios	58.397.699
Aportes patronales	6.596.629
Prestaciones sociales y otras indemnizaciones	13.761.096
Asistencia socioeconómica	51.432.122
Compra de bienes y servicios	118.738.908
Bienes de consumo	52.765.155
Servicios no personales	65.973.753
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.329.160
Al sector privado	9.329.160
Transferencias corrientes al sector privado	8.648.002
Directas a personas	8.648.002
Pensiones y otros beneficios asociados	4.003.278
Jubilaciones y otros beneficios asociados	4.644.724
Donaciones corrientes al sector privado	681.158
Donaciones a personas	681.158
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**125.424.189**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**125.424.189**
RECURSOS PROPIOS DE CAPITAL	125.424.189
Ahorro en cuenta corriente	125.424.189
2.2 GASTOS DE CAPITAL	**125.424.189**
INVERSIÓN REAL DIRECTA	125.424.189
Formación bruta de capital fijo	125.424.189
Edificios e instalaciones	96.992.781
Maquinaria, equipos y otros bienes muebles	28.431.408
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.952.060**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.952.060
Disminución de otros activos financieros	2.952.060
Disminución de disponibilidades	2.952.060
Disminución de bancos	2.952.060
3.2 APLICACIONES FINANCIERAS	**2.952.060**
DISMINUCIÓN DE PASIVOS	2.952.060
Disminución de cuentas y efectos por pagar	2.952.060
Disminución de cuentas y efectos por pagar a corto plazo	2.952.060
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.057.812
Disminución de aportes patronales y retenciones laborales por pagar	1.041.430
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	527.550

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	80.280
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	107.742
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	66.058
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	259.800
Disminución cuentas por pagar a proveedores a corto plazo	852.818

A0055

Instituto Venezolano de los Seguros Sociales (IVSS)

INSTITUTO VENEZOLANO DE LOS SEGUROS SOCIALES (IVSS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

1. FINANCIAMIENTO.

Los Ingresos estimados en el Presupuesto del Instituto Venezolano de los Seguros Sociales para el Ejercicio Económico Financiero 2014, ascienden a Bs. 72.213.563.445, desglosados de la siguiente forma:

Aporte del Ejecutivo Nacional	Bs. 44.330.808.075,00
Ingresos Propios	Bs. 27.882.755.370,00
Total	**Bs. 72.213.563.445,00**

El aporte del Ejecutivo Nacional se situó en Bs. 44.330.808.075,00; de los cuales Bs. 38.730.808.075,00 se financiarán a través de Recursos Ordinarios y Bs. 5.600.000.000,00 por Gestión Fiscal, destinados a cubrir la ejecución de los Proyectos formulados por el I.V.S.S, así como los gastos correspondientes a las Acciones Centralizadas, con la finalidad de atender los requerimientos de la población en materia de seguridad social y atención médica integral enmarcado dentro de las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

La distribución del Aporte del Ejecutivo Nacional se desglosa de la siguiente manera:

- Se asigna al Proyecto 08: Otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social; un monto de Bs. 40.376.036.336, lo que representa un 91% de los recursos aprobados, para garantizar el pago de las pensiones a 2.659.818 beneficiarios y beneficiarias, que comprende la inclusión de 107.484 nuevos ciudadanos y ciudadanas al sistema de pensiones por las diferentes contingencias, (vejez, incapacidad, invalidez y sobrevivencia); continuar con la cancelación a 1.971.003 pensionados regulares que incluyen los beneficiarios por los Decretos Nº 4.269 y 7.401, 19.367 Campesinos, Campesinas, Pescadores y Pescadoras del Decreto N 7.402, 13.000 Amas de Casa a través del Decreto N 5.370 y 548.964 beneficiarios y beneficiarias de la Gran Misión en Amor Mayor Venezuela; la cual contempla 75.000 pensionados por el Artículo Nº 7, Asignación Económica establecida en el Decreto Nº 5.316 Adulto Mayor, 100.000 pensionados por el Artículo Nº 7 beneficiados del INASS, 315.430 pensionados por el Artículo Nº 5 Adulto Mayor en situación de pobreza extrema y 58.534 pensionados por el Artículo Nº 8 Decreto N 7.401 sin capacidad de pago.
- Por otra parte, se asigna a los Gastos de Personal un total de Bs. 3.954.771.739,00 lo que representa el 9% del aporte, para el Proyecto 09: Fortalecimiento del Servicio de Asistencia Médica Integral de manera universal, solidaria y gratuita.

Los Ingresos Propios son generados por los niveles de recaudación, que se obtienen por las cotizaciones provenientes de las empresas y trabajadores (as) del sector público y privado, y la recaudación por morosidad, provenientes de intereses por recargo a las empresas morosas con la Institución, así como las multas establecidas a los empleadores (as) que incumplan con la Ley del Seguro Social.

Dichos Ingresos están estimados para el año 2014, en Bs. 27.882.755.370,00, tomando como referencia el comportamiento que ha tenido la recaudación en los últimos años, conjuntamente con la aplicación de una política agresiva de fiscalización y cobranza por el I.V.S.S; así como la inclusión de cotizantes a través de la Reforma Parcial de la Ley del Seguro Social (Articulo Nº 6) y su Reglamento (Articulo Nº 7), que agiliza la afiliación de trabajadores no dependientes y por Continuación Facultativa.

Estos Ingresos se destinarán para atender los siguientes gastos:

- Proyecto 08: Otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social; se asigna la cantidad de Bs. 1.709.792.459,00, lo que representa un 6% de los recursos propios, para atender el pago de 42.543 y 22.000 beneficiarios y beneficiarias de las indemnizaciones por incapacidad temporal y por pérdida involuntaria del empleo respectivamente y comisiones bancarias correspondientes a las nóminas de pensiones; así como gastos de personal y funcionamiento de las 47 (cuarenta y siete) Oficinas Administrativas que funcionan en el territorio nacional.

- Proyecto 09: Fortalecimiento del Servicio de Asistencia Médica Integral de manera universal, solidaria y gratuita; se asigna la cantidad de Bs.19.644.321.266,00, lo que representa un 70% de los recursos propios, para cubrir gastos de funcionamiento y parte del gasto de personal, a fin de garantizar la Asistencia Médica Integral en los sesenta y tres (63) Ambulatorios, treinta y seis (36) Hospitales, el Colegio de Rehabilitación May Hamilton, el Complejo Hemato-Oncológico y de Radiocirugía; cumplir con los programas de entrega de medicamentos a pacientes con patologías de alto costo, diálisis y atención médica especializada (geriátricas, psiquiátricas, custodiables, HIV y educación especial por discapacidades físicas, cognitivas, visuales y auditivas); así mismo, mantener, mejorar y equipar los centros asistenciales a nivel nacional.
- Acción Centralizada 01: Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras; se asigna la cantidad de Bs. 518.493.687,00, lo que representa un 2% de los recursos propios para garantizar el gasto del personal de las dependencias centrales del instituto.
- Acción Centralizada 02: Gestión Administrativa; se asigna la cantidad de Bs. 2.598.497.293,00, lo que representa un 9% de los recursos propios, para garantizar el funcionamiento de las dependencias centrales del instituto.
- Acción Centralizada 03: Previsión y Protección Social; se asigna la cantidad de Bs. 3.284.748.630,00, lo que representa un 12% de los recursos propios, para atender el pago de las nóminas del personal jubilado y pensionado del instituto.
- Acción Centralizada 07: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres; se asigna la cantidad de Bs. 126.902.035,00; para cubrir los gastos de atención de las familias que se encuentran en condiciones de refugios asignados al instituto.

2. POLÍTICA DE GASTOS.

La política presupuestaria se perfila bajo una estructura de presupuesto equilibrado entre los ingresos y los gastos, estableciéndose un presupuesto para el año 2014, de Bs. 72.213.563.445,00; distribuido por partidas, de la siguiente manera:

401: Gastos de Personal	Bs.	6.457.707.677,00
402: Materiales Suministros y Mercancías	Bs.	12.700.196.576,00
403: Servicios no Personales	Bs.	4.253.780.508,00
404: Activos Reales	Bs.	3.878.953.827,00
407: Transferencias y Donaciones	Bs.	44.922.924.857,00
Total	**Bs.**	**72.213.563.445,00**

Igualmente, el Presupuesto será distribuido de acuerdo a los Proyectos Institucionales y Acciones Centralizadas de la siguiente forma:

- Acciones Centralizadas Bs. 6.528.641.645 lo que representan el 9% del presupuesto total.

Acción 01: Dirección y Coordinación de los Gastos de los Trabajadores	Bs.	518.493.687,00
Acción 02: Gestión Administrativa	Bs.	2.598.497.293,00
Acción 03: Previsión y Protección Social	Bs.	3.284.748.630,00
Acción 07: Protección y Atención Integral a las Familias y Personas en los Refugios en caso de Emergencias o Desastres	Bs.	126.902.035,00
Total Acciones Centralizadas	**Bs.**	**6.528.641.645,00**

- Proyectos Institucionales Bs. 65.684.921.800 que representa el 91% del presupuesto total.

Proyecto 08: Otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social	Bs.	42.085.828.795,00
Proyecto 09: Fortalecimiento del Servicio de Asistencia Médica Integral de manera universal, solidaria y gratuita	Bs.	23.599.093.005,00
Total Proyectos	**Bs.**	**65.684.921.800,00**

De acuerdo a lo antes señalado, se observa que la mayoría de los recursos están orientados al cumplimiento de los objetivos medulares de la institución; como son: avanzar hacia la Seguridad Social y la Prestación de los Servicios de Salud, de acuerdo a la misión del instituto.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**72.213.563.445**
INGRESOS CORRIENTES ORDINARIOS	72.213.563.445
INGRESOS NO TRIBUTARIOS	27.882.755.370
Ingresos por aportes y contribuciones a la seguridad social	27.882.755.370
TRANSFERENCIAS CORRIENTES	44.330.808.075
Transferencias corrientes del sector público	44.330.808.075
Transferencias corrientes internas recibidas del sector público	44.330.808.075
De la República	44.330.808.075
TOTAL RECURSOS	**72.213.563.445**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**68.334.609.618**
GASTOS DE CONSUMO	23.411.684.761
Remuneraciones	6.457.707.677
Sueldos, salarios y otras retribuciones	6.457.707.677
Compra de bienes y servicios	16.953.977.084
Bienes de consumo	12.700.196.576
Servicios no personales	4.253.780.508
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.922.924.857
Al sector privado	44.922.924.857
Transferencias corrientes al sector privado	44.922.924.857
Directas a personas	44.922.924.857
Pensiones y otros beneficios asociados	42.664.863.328
Jubilaciones y otros beneficios asociados	2.258.061.529
GASTOS DE CAPITAL	**3.878.953.827**
INVERSIÓN REAL DIRECTA	3.878.953.827
Formación bruta de capital fijo	3.871.253.827
Maquinaria, equipos y otros bienes muebles	1.153.575.553
Construcciones de bienes de dominio privado	2.717.678.274
Bienes intangibles	7.700.000
TOTAL GASTOS	**72.213.563.445**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122840	Otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al sistema de seguridad social.	persona			3.516.569	1.709.792.459	40.376.036.336			42.085.828.795
123005	Fortalecimiento del servicio de asistencia médica integral de manera universal, solidaria y gratuita; como elemento fundamental del Sistema de Seguridad Social y el Sistema Público Nacional de Salud.	paciente	5.296.808	3.674.095	8.970.903	19.644.321.266	3.954.771.739			23.599.093.005
TOTAL						**21.354.113.725**	**44.330.808.075**			**65.684.921.800**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	518.493.687				518.493.687
02	Gestión administrativa	2.598.497.293				2.598.497.293
03	Previsión y protección social	3.284.748.630				3.284.748.630
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	126.902.035				126.902.035
TOTAL		**6.528.641.645**				**6.528.641.645**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**35.584**	**11.784**	**8.891**	**56.259**	**1.956.464.138**	**269.725.358**	**2.226.189.496**
Directivo	311	144	150	605	22.343.121	2.900.582	25.243.703
Profesional y Técnico	18.318	2.984		21.302	786.699.431	102.129.251	888.828.682
Personal Administrativo	6.151	2.138	4.570	12.859	474.892.874	61.650.552	536.543.426
Personal Docente	231	28		259	9.565.072	1.241.737	10.806.809
Personal Médico	4.999	2.892	2.218	10.109	373.333.235	48.466.088	421.799.323
Obrero	5.574	3.598	1.953	11.125	289.630.405	53.337.148	342.967.553
Personal Contratado	**1.731**	**1.164**		**2.895**	**126.015.133**		**126.015.133**
Directivo	319	223		542	19.380.007		19.380.007
Personal Administrativo	1.187	830		2.017	94.620.951		94.620.951
Personal Docente	13	1		14	500.591		500.591
Personal Médico	212	110		322	11.513.584		11.513.584
TOTAL	**37.315**	**12.948**	**8.891**	**59.154**	**2.082.479.271**	**269.725.358**	**2.352.204.629**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1.794**	**724**	**2.518**	**1.026.687.101**
Médicos	234	95	329	134.146.170
Obreros	700	282	982	400.399.814
Empleados	860	347	1.207	492.141.117
Jubilados	**24.464**	**12.127**	**36.591**	**2.258.061.529**
Médicos	1.680	3.098	4.778	296.094.914
Obreros	9.311	4.534	13.845	857.981.180
Empleados	13.473	4.495	17.968	1.103.985.435
TOTAL	**26.258**	**12.851**	**39.109**	**3.284.748.630**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	6.457.707.677
4.02	Materiales, suministros y mercancías	12.700.196.576
4.03	Servicios no personales	4.253.780.508
4.04	Activos reales	3.878.953.827
4.07	Transferencias y donaciones	44.922.924.857
	TOTAL	**72.213.563.445**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**72.213.563.445**
INGRESOS CORRIENTES ORDINARIOS	72.213.563.445
INGRESOS NO TRIBUTARIOS	27.882.755.370
Ingresos por aportes y contribuciones a la seguridad social	27.882.755.370
TRANSFERENCIAS CORRIENTES	44.330.808.075
Transferencias corrientes del sector público	44.330.808.075
Transferencias corrientes internas recibidas del sector público	44.330.808.075
De la República	44.330.808.075
Recursos Ordinarios	38.730.808.075
Gestión Fiscal	5.600.000.000
1.2 GASTOS CORRIENTES	**68.334.609.618**
GASTOS DE CONSUMO	23.411.684.761
Remuneraciones	6.457.707.677
Sueldos, salarios y otras retribuciones	6.457.707.677
Compra de bienes y servicios	16.953.977.084
Bienes de consumo	12.700.196.576
Servicios no personales	4.253.780.508
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.922.924.857
Al sector privado	44.922.924.857
Transferencias corrientes al sector privado	44.922.924.857
Directas a personas	44.922.924.857
Pensiones y otros beneficios asociados	42.664.863.328
Jubilaciones y otros beneficios asociados	2.258.061.529
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.878.953.827**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.878.953.827**
RECURSOS PROPIOS DE CAPITAL	3.878.953.827
Ahorro en cuenta corriente	3.878.953.827
2.2 GASTOS DE CAPITAL	**3.878.953.827**
INVERSIÓN REAL DIRECTA	3.878.953.827
Formación bruta de capital fijo	3.871.253.827
Maquinaria, equipos y otros bienes muebles	1.153.575.553
Construcciones de bienes de dominio privado	2.717.678.274
Bienes intangibles	7.700.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0176

Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

INSTITUTO NACIONAL DE PREVENCIÓN, SALUD Y SEGURIDAD LABORALES (INPSASEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto como Institución rectora en la gestión de la política en seguridad y salud en el trabajo continúa en el avance hacia la construcción de la cultura de la prevención de riesgos y procesos peligrosos en las entidades de trabajo, para establecer los mecanismos de defensa de la vida de las trabajadoras y los trabajadores, fijando su acción en los aspectos formativos, investigativos, reguladores y preventivos; y facilitando la acción orgánica de los mismos en sus espacios laborales, como una contribución al logro de la máxima imperativa expuesta en la Constitución de la República Bolivariana de Venezuela, la cual insta al alcance de la Suprema Felicidad Social.

En el marco de este propósito, la misión se orienta a la constitución, y gestión del régimen prestacional de seguridad y salud en el trabajo, por lo tanto su visión estará orientada a ser un instrumento científico-técnico y político para la transformación de las condiciones concretas del desarrollo de la acción productiva de los trabajadores y las trabajadoras garantizando que estas se desarrollen en un ambiente de salud y seguridad, que posibiliten el pleno desarrollo de sus facultades físicas y mentales. Para el logro de su misión se estima la puesta en ejecución un único proyecto que corresponde con las actividades sustantivas, denominado:

"Barrio Adentro Obrero: salud y seguridad en las entidades de trabajo, y promoción de los comités de Prevención, Salud y Seguridad en el ámbito comunal"; que se encuentra estructurado en siete (7) acciones específicas, con el propósito de "Promover la cultura preventiva en materia de Salud y Seguridad Laboral, en entidades de trabajo e introducirla en el ámbito comunal, para impulsar Barrio Adentro Obrero y asegurar la formación colectiva de forma productiva, solidaria y liberadora", esperando un resultado de doscientos mil (200.000) trabajadores atendidos y formados y ciudadanos beneficiados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**554.699.290**
INGRESOS CORRIENTES ORDINARIOS	554.699.290
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.000.000
Venta de otros bienes y servicios	3.000.000
TRANSFERENCIAS CORRIENTES	551.699.290
Transferencias corrientes del sector público	551.699.290
Transferencias corrientes internas recibidas del sector público	551.699.290
De la República	551.699.290
TOTAL RECURSOS	**554.699.290**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**545.445.605**
GASTOS DE CONSUMO	544.162.681
Remuneraciones	467.210.735
Sueldos, salarios y otras retribuciones	183.574.437
Beneficios y complementos de sueldos y salarios	97.608.807
Aportes patronales	21.783.270
Prestaciones sociales y otras indemnizaciones	39.131.266
Asistencia socioeconómica	125.112.955
Compra de bienes y servicios	71.149.780
Bienes de consumo	25.387.572
Servicios no personales	45.762.208
Impuestos indirectos	5.802.166
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.282.924
Al sector privado	1.282.924
Transferencias corrientes al sector privado	482.924
Directas a personas	482.924
Pensiones y otros beneficios asociados	120.731
Jubilaciones y otros beneficios asociados	362.193
Donaciones corrientes al sector privado	800.000
Donaciones a personas	800.000
GASTOS DE CAPITAL	**9.253.685**
INVERSIÓN REAL DIRECTA	9.253.685
Formación bruta de capital fijo	8.157.315
Maquinaria, equipos y otros bienes muebles	8.057.315
Construcciones de bienes de dominio privado	100.000
Bienes intangibles	1.096.370
TOTAL GASTOS	**554.699.290**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122846	Barrio Adentro Obrero: Salud y Seguridad en las entidades de Trabajo, y Promoción de los Comités de Prevención, Salud y Seguridad en el Ámbito Comunal.	trabajador(a)	120.000	80.000	200.000		398.729.356			398.729.356
TOTAL							**398.729.356**			**398.729.356**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		90.694.674			90.694.674
02	Gestión administrativa	3.000.000	61.670.336			64.670.336
03	Previsión y protección social		482.924			482.924
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		122.000			122.000
TOTAL		**3.000.000**	**152.969.934**			**155.969.934**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**653**	**444**	**407**	**1.504**	**57.289.175**	**25.780.055**	**83.069.230**
Alto Nivel y de Dirección	26	18	111	155	5.278.438	837.480	6.115.918
Profesional y Técnico	361	240	174	775	30.484.759	16.017.399	46.502.158
Personal Administrativo	95	64	12	171	5.931.728	2.824.967	8.756.695
Personal Médico	10	14	36	60	3.410.592	1.009.630	4.420.222
Obrero	161	108	74	343	12.183.658	5.090.579	17.274.237
Personal Contratado	**248**	**168**		**416**	**16.886.422**		**16.886.422**
Profesional y Técnico	181	122		303	12.027.985		12.027.985
Personal Administrativo	58	40		98	3.890.239		3.890.239
Personal Médico	9	6		15	968.198		968.198
TOTAL	**901**	**612**	**407**	**1.920**	**74.175.597**	**25.780.055**	**99.955.652**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**120.731**
Empleados	1		1	120.731
Jubilados	**3**		**3**	**362.193**
Empleados	3		3	362.193
TOTAL	**4**		**4**	**482.924**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	467.210.735
4.02	Materiales, suministros y mercancías	25.387.572
4.03	Servicios no personales	51.564.374
4.04	Activos reales	9.253.685
4.07	Transferencias y donaciones	1.282.924
	TOTAL	**554.699.290**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**554.699.290**
INGRESOS CORRIENTES ORDINARIOS	554.699.290
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.000.000
Venta de otros bienes y servicios	3.000.000
TRANSFERENCIAS CORRIENTES	551.699.290
Transferencias corrientes del sector público	551.699.290
Transferencias corrientes internas recibidas del sector público	551.699.290
De la República	551.699.290
Recursos Ordinarios	551.699.290
1.2 GASTOS CORRIENTES	**545.445.605**
GASTOS DE CONSUMO	544.162.681
Remuneraciones	467.210.735
Sueldos, salarios y otras retribuciones	183.574.437
Beneficios y complementos de sueldos y salarios	97.608.807
Aportes patronales	21.783.270
Prestaciones sociales y otras indemnizaciones	39.131.266
Asistencia socioeconómica	125.112.955
Compra de bienes y servicios	71.149.780
Bienes de consumo	25.387.572
Servicios no personales	45.762.208
Impuestos indirectos	5.802.166

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.282.924
Al sector privado	1.282.924
Transferencias corrientes al sector privado	482.924
Directas a personas	482.924
Pensiones y otros beneficios asociados	120.731
Jubilaciones y otros beneficios asociados	362.193
Donaciones corrientes al sector privado	800.000
Donaciones a personas	800.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.253.685**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.253.685**
RECURSOS PROPIOS DE CAPITAL	9.253.685
Ahorro en cuenta corriente	9.253.685
2.2 GASTOS DE CAPITAL	**9.253.685**
INVERSIÓN REAL DIRECTA	9.253.685
Formación bruta de capital fijo	8.157.315
Maquinaria, equipos y otros bienes muebles	8.057.315
Construcciones de bienes de dominio privado	100.000
Bienes intangibles	1.096.370
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0250

Tesorería de Seguridad Social

TESORERÍA DE SEGURIDAD SOCIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En aras de garantizar una eficiente recaudación, distribución e inversión de los recursos financieros del Sistema de Seguridad Social y en concordancia con el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, enmarcados en los Objetivos Históricos, Nacionales y Estratégicos y en proceso de construcción de una estructura social incluyente, formando una nueva sociedad de incluidos, un nuevo modelo social, productivo, socialista , humanista, endógeno, donde todos vivamos en similares condiciones.

La Tesorería de Seguridad Social, asumiendo las finalidades y funciones que le otorga la Ley Orgánica del Sistema de Seguridad Social, tomando en principio la administración de los regímenes de jubilaciones y pensiones de la Administración Pública Nacional, de los Estados y Municipios.

Con el objeto de garantizar la sustentación parafiscal y la operatividad del mismo, así como la gestión del Sistema de Información para el registro, afiliación e identificación de las personas, sujetas al ámbito de aplicación de la Ley, la Tesorería de Seguridad Social (TSS), tiene como finalidad la recaudación, distribución e inversión de los recursos financieros del Sistema de Seguridad Social, así como la gestión del Sistema de Información de Seguridad Social.

En tal sentido, se formuló dos (2) proyectos para desarrollarlos durante el ejercicio económico-financiero 2014, orientados dentro de la Política Social del Ejecutivo Nacional, los cuales se describen:

- Alcanzar la sustentabilidad de las jubilaciones de los trabajadores y trabajadoras de la Administración Pública.
- Crear el sistema de información de la seguridad social.

El Instituto orienta parte de su financiamiento en los intereses por la recaudación de los aportes y las cotizaciones de los funcionarios, empleados y obreros de la Administración Pública Nacional, con el fin de garantizar el pago oportuno de las jubilaciones y pensiones de acuerdo a lo establecido en la Ley del Estatuto de las Jubilaciones de los Funcionarios y Empleados de la Administración Pública Nacional, de los Estados y Municipios, contribuyendo la sustentabilidad del Sistema de Seguridad Social para alcanzar una sociedad igualitaria y justa.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**831.588.319**
INGRESOS CORRIENTES ORDINARIOS	831.588.319
INGRESOS DE LA PROPIEDAD	824.958.618
Intereses	824.958.618
Intereses internos	824.958.618
Intereses por depósitos	824.958.618
TRANSFERENCIAS CORRIENTES	6.629.701
Transferencias corrientes del sector público	6.629.701
Transferencias corrientes internas recibidas del sector público	6.629.701
De la República	6.629.701
INGRESOS DE CAPITAL	**2.136.883**
RECURSOS PROPIOS DE CAPITAL	2.136.883
Incremento de la depreciación y amortización acumuladas	2.136.883
TOTAL RECURSOS	**833.725.202**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**829.356.142**
GASTOS DE CONSUMO	70.280.495
Remuneraciones	53.858.721
Sueldos, salarios y otras retribuciones	7.560.765
Beneficios y complementos de sueldos y salarios	24.546.040
Aportes patronales	3.464.773
Prestaciones sociales y otras indemnizaciones	7.760.097
Asistencia socioeconómica	10.527.046
Compra de bienes y servicios	14.284.891
Bienes de consumo	3.685.980
Servicios no personales	10.598.911
Depreciación y amortización	2.136.883
TRANSFERENCIAS Y DONACIONES CORRIENTES	759.075.647
Al sector privado	759.075.647
Transferencias corrientes al sector privado	759.075.647
Directas a personas	759.075.647
Pensiones y otros beneficios asociados	757.956.517
Jubilaciones y otros beneficios asociados	1.119.130
GASTOS DE CAPITAL	**4.369.060**
INVERSIÓN REAL DIRECTA	4.369.060
Formación bruta de capital fijo	4.019.060
Edificios e instalaciones	692.482
Maquinaria, equipos y otros bienes muebles	3.326.578
Bienes intangibles	350.000
TOTAL GASTOS	**833.725.202**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123159	Alcanzar la sustentabilidad de las jubilaciones de los trabajadores y trabajadoras de la Administración Pública.	persona			25.232	780.326.728				780.326.728
123163	Crear el Sistema de Información de la Seguridad Social.	persona			902.127		6.629.701			6.629.701
TOTAL						**780.326.728**	**6.629.701**			**786.956.429**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	32.777.862				32.777.862
02	Gestión administrativa	12.439.997				12.439.997
03	Previsión y protección social	1.550.914				1.550.914
TOTAL		**46.768.773**				**46.768.773**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**15**	**11**	**15**	**41**	**1.577.580**	**2.632**	**1.580.212**
Altos Funcionarios y de Elección Popular		1		1	35.676		35.676
Alto Nivel y de Dirección	14	10	15	39	1.498.392		1.498.392
Personal Administrativo	1			1	43.512	2.632	46.144
Personal Contratado	74	73	0	147	**5.980.553**		**5.980.553**
Profesional y Técnico	50	39		89	3.649.287		3.649.287
Personal Administrativo	18	21		39	1.599.125		1.599.125
Obrero	6	13		19	732.141		732.141
TOTAL	**89**	**84**	**15**	**188**	**7.558.133**	**2.632**	**7.560.765**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**5**	**2**	**7**	**431.784**
Obreros	1		1	62.861
Empleados	4	2	6	368.923
Jubilados	**10**	**8**	**18**	**1.119.130**
Obreros		1	1	62.861
Empleados	10	7	17	1.056.269
TOTAL	**15**	**10**	**25**	**1.550.914**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	53.858.721
4.02	Materiales, suministros y mercancías	3.685.980
4.03	Servicios no personales	10.598.911
4.04	Activos reales	4.369.060
4.07	Transferencias y donaciones	759.075.647
4.08	Otros gastos	2.136.883
	TOTAL	**833.725.202**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**831.588.319**
INGRESOS CORRIENTES ORDINARIOS	831.588.319
INGRESOS DE LA PROPIEDAD	824.958.618
Intereses	824.958.618
Intereses internos	824.958.618
Intereses por depósitos	824.958.618
TRANSFERENCIAS CORRIENTES	6.629.701
Transferencias corrientes del sector público	6.629.701
Transferencias corrientes internas recibidas del sector público	6.629.701
De la República	6.629.701
Recursos Ordinarios	6.629.701
1.2 GASTOS CORRIENTES	**829.356.142**
GASTOS DE CONSUMO	70.280.495
Remuneraciones	53.858.721
Sueldos, salarios y otras retribuciones	7.560.765
Beneficios y complementos de sueldos y salarios	24.546.040
Aportes patronales	3.464.773
Prestaciones sociales y otras indemnizaciones	7.760.097
Asistencia socioeconómica	10.527.046
Compra de bienes y servicios	14.284.891
Bienes de consumo	3.685.980
Servicios no personales	10.598.911
Depreciación y amortización	2.136.883

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	759.075.647
Al sector privado	759.075.647
Transferencias corrientes al sector privado	759.075.647
Directas a personas	759.075.647
Pensiones y otros beneficios asociados	757.956.517
Jubilaciones y otros beneficios asociados	1.119.130
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.232.177**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.369.060**
RECURSOS PROPIOS DE CAPITAL	4.369.060
Ahorro en cuenta corriente	2.232.177
Incremento de la depreciación y amortización acumuladas	2.136.883
2.2 GASTOS DE CAPITAL	**4.369.060**
INVERSIÓN REAL DIRECTA	4.369.060
Formación bruta de capital fijo	4.019.060
Edificios e instalaciones	692.482
Maquinaria, equipos y otros bienes muebles	3.326.578
Bienes intangibles	350.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

17

Ministerio del Poder Popular para el Ambiente

Ministerio del Poder Popular para el Ambiente

A0052 Instituto Nacional de Parques (INPARQUES)

A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)

A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)

A0103 Fundación Instituto Forestal Latinoamericano

A0324 Fundación de Educación Ambiental

A0343 Fundación Laboratorio Nacional de Hidráulica

A0354 Fundación Nacional de Parques Zoológicos y Acuarios

A0909 Instituto Geográfico de Venezuela "Simón Bolívar"

A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)

A0052

Instituto Nacional de Parques (INPARQUES)

INSTITUTO NACIONAL DE PARQUES (INPARQUES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto en el marco del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y atendiendo a los principios de calidad, disciplina, eficiencia y productividad que sustenta la gestión pública, en lo que a protección del ambiente se refiere, llevará a cabo los proyectos de investigación, monitoreo, protección y vigilancia del sistema nacional de parques, y se regirá como rector del manejo de los recursos y la planificación de áreas protegidas, dándole especial relevancia a la participación de la población a través de la promoción del desarrollo comunal.

El Presupuesto de Ingresos y Gastos para el año 2014 asciende a Bs. 365.263.989, distribuido en Bs. 245.761.320 para proyectos y Bs. 119.502.669 para acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**364.343.989**
INGRESOS CORRIENTES ORDINARIOS	343.560.373
INGRESOS DE OPERACIÓN	61.942.230
Otros ingresos de operación	61.942.230
TRANSFERENCIAS CORRIENTES	281.618.143
Transferencias corrientes del sector público	281.618.143
Transferencias corrientes internas recibidas del sector público	281.618.143
De la República	281.618.143
INGRESOS CORRIENTES EXTRAORDINARIOS	20.783.616
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.783.616
Transferencias y donaciones corrientes recibidas del sector externo	20.783.616
Transferencias corrientes recibidas del exterior	20.783.616
De organismos internacionales	20.783.616
INGRESOS DE CAPITAL	**320.000**
RECURSOS PROPIOS DE CAPITAL	320.000
Incremento de la depreciación y amortización acumuladas	320.000
FUENTES DE FINANCIAMIENTO	**600.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	600.000
Disminución de otros activos financieros	600.000
Disminución de disponibilidades	600.000
Disminución de bancos	600.000
TOTAL RECURSOS	**365.263.989**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**345.345.935**
GASTOS DE CONSUMO	336.260.224
Remuneraciones	256.080.472
Sueldos, salarios y otras retribuciones	90.761.042
Beneficios y complementos de sueldos y salarios	51.107.707
Aportes patronales	12.842.047
Prestaciones sociales y otras indemnizaciones	15.174.941
Asistencia socioeconómica	86.194.735
Compra de bienes y servicios	79.859.752
Bienes de consumo	32.416.367
Servicios no personales	47.443.385
Depreciación y amortización	320.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.085.711
Al sector privado	9.085.711
Transferencias corrientes al sector privado	9.085.711
Directas a personas	9.085.711
Pensiones y otros beneficios asociados	353.787
Jubilaciones y otros beneficios asociados	8.731.924
GASTOS DE CAPITAL	**19.318.054**
INVERSIÓN REAL DIRECTA	19.318.054
Formación bruta de capital fijo	19.318.054
Maquinaria, equipos y otros bienes muebles	19.318.054
APLICACIONES FINANCIERAS	**600.000**
DISMINUCIÓN DE PASIVOS	600.000
Disminución de cuentas y efectos por pagar	600.000
Disminución de cuentas y efectos por pagar a corto plazo	600.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de sueldos, salarios y otras remuneraciones por pagar	260.000
Disminución cuentas por pagar a proveedores a corto plazo	340.000
TOTAL GASTOS	**365.263.989**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
111125	Fortalecimiento de la sostenibilidad financiera y la eficacia operacional del sistema de parques de Venezuela Convenio PNUD – INPARQUES	01-07-2010	31-12-2014	20.865.887	20.783.616			41.649.503
TOTAL				**20.865.887**	**20.783.616**			**41.649.503**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
111125	Fortalecimiento de la sostenibilidad financiera y la eficacia operacional del sistema de parques de Venezuela Convenio PNUD - INPARQUES	plan			1				20.783.616	20.783.616
121064	Ámbito rector para el programa de uso público del Sistema Nacional de Parques	área			55	20.781.288	57.758.974			78.540.262
121065	Ámbito rector de manejo de recursos y planificación de áreas protegidas	sistema			55	1.540.117	88.897.974			90.438.091
121795	Investigación y monitoreo del Sistema Nacional de Parques	programa			1	11.717.934				11.717.934
121858	Ámbito rector para el fortalecimiento del programa de protección vigilancia y control dentro del sistema nacional de parques	área			55	6.337.160	31.340.845			37.678.005
122184	Ámbito rector para promoción del desarrollo comunal en el sistema nacional de parques	área			56	2.983.062	3.620.350			6.603.412
	TOTAL					**43.359.561**	**181.618.143**		**20.783.616**	**245.761.320**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	300.000	88.592.201			88.892.201
02	Gestión administrativa	19.202.669	2.322.088			21.524.757
03	Previsión y protección social		9.085.711			9.085.711
	TOTAL	**19.502.669**	**100.000.000**			**119.502.669**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**340**	**1.020**	**278**	**1.638**	**33.331.536**	**3.832.232**	**37.163.768**
Alto Nivel y de Dirección	1			1	35.676		35.676
Directivo	35	39	20	94	1.941.369		1.941.369
Profesional y Técnico	64	72	185	321	4.430.692	749.257	5.179.949
Personal Administrativo	48	9	73	130	2.695.364	333.836	3.029.200
Obrero	192	900		1.092	24.228.435	2.749.139	26.977.574
Personal Contratado	**440**	**513**		**953**	**32.398.827**		**32.398.827**
Directivo	107	108		215	1.351.082		1.351.082
Profesional y Técnico	153	110		263	12.997.736		12.997.736
Personal Administrativo	134	115		249	9.325.727		9.325.727
Personal Médico		2		2	76.896		76.896
Obrero	46	178		224	8.647.386		8.647.386
TOTAL	**780**	**1.533**	**278**	**2.591**	**65.730.363**	**3.832.232**	**69.562.595**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**49**	**5**	**54**	**353.787**
Obreros	10	2	12	249.732
Empleados	39	3	42	104.055
Jubilados	**82**	**201**	**283**	**8.731.924**
Obreros	50	121	171	4.161.283
Empleados	32	80	112	4.570.641
TOTAL	**131**	**206**	**337**	**9.085.711**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	256.080.472
4.02	Materiales, suministros y mercancías	32.416.367
4.03	Servicios no personales	47.443.385
4.04	Activos reales	19.318.054
4.07	Transferencias y donaciones	9.085.711
4.08	Otros gastos	320.000
4.11	Disminución de pasivos	600.000
	TOTAL	**365.263.989**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**364.343.989**
INGRESOS CORRIENTES ORDINARIOS	343.560.373
INGRESOS DE OPERACIÓN	61.942.230
Otros ingresos de operación	61.942.230
TRANSFERENCIAS CORRIENTES	281.618.143
Transferencias corrientes del sector público	281.618.143
Transferencias corrientes internas recibidas del sector público	281.618.143
De la República	281.618.143
Recursos Ordinarios	281.618.143
INGRESOS CORRIENTES EXTRAORDINARIOS	20.783.616
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.783.616
Transferencias y donaciones corrientes recibidas del sector externo	20.783.616
Transferencias corrientes recibidas del exterior	20.783.616
De organismos internacionales	20.783.616
1.2 GASTOS CORRIENTES	**345.345.935**
GASTOS DE CONSUMO	336.260.224
Remuneraciones	256.080.472
Sueldos, salarios y otras retribuciones	90.761.042
Beneficios y complementos de sueldos y salarios	51.107.707
Aportes patronales	12.842.047
Prestaciones sociales y otras indemnizaciones	15.174.941
Asistencia socioeconómica	86.194.735
Compra de bienes y servicios	79.859.752
Bienes de consumo	32.416.367

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Servicios no personales	47.443.385
Depreciación y amortización	320.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.085.711
Al sector privado	9.085.711
Transferencias corrientes al sector privado	9.085.711
Directas a personas	9.085.711
Pensiones y otros beneficios asociados	353.787
Jubilaciones y otros beneficios asociados	8.731.924
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**18.998.054**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**19.318.054**
RECURSOS PROPIOS DE CAPITAL	19.318.054
Ahorro/ Desahorro en cuenta corriente	18.998.054
Incremento de la depreciación y amortización acumuladas	320.000
2.2 GASTOS DE CAPITAL	**19.318.054**
INVERSIÓN REAL DIRECTA	19.318.054
Formación bruta de capital fijo	19.318.054
Maquinaria, equipos y otros bienes muebles	19.318.054
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**600.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	600.000
Disminución de otros activos financieros	600.000
Disminución de disponibilidades	600.000
Disminución de bancos	600.000
3.2 APLICACIONES FINANCIERAS	**600.000**
DISMINUCIÓN DE PASIVOS	600.000
Disminución de cuentas y efectos por pagar	600.000
Disminución de cuentas y efectos por pagar a corto plazo	600.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	260.000
Disminución cuentas por pagar a proveedores a corto plazo	340.000

A0064

Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DEL LAGO DE MARACAIBO Y SU CUENCA HIDROGRÁFICA (ICLAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En el año 2014 se ejecutarán las acciones contempladas en el Proyecto "Recuperación Integral y Progresiva de los Recursos Naturales del Sistema Lago-Cuenca de Maracaibo" y se continuará haciendo énfasis en la capacitación de grupos de voluntarios y comunidades organizadas a través de los Consejos Comunales establecidos en la Cuenca del Lago de Maracaibo, a objeto de desarrollar estrategias comunicacionales y educativas efectivas, dirigidas a la sensibilización de la población, sobre el impacto nocivo de la contaminación y deterioro ambiental; así como al desarrollo de técnicas instrucciones propias para la participación adecuada en la gestión ambiental.

En el marco de lo establecido en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, se prevé dar a conocer las características del Sistema Lago-Cuenca, en lo que respecta a condiciones de los ecosistemas, sus dinámicas, potencialidades y limitaciones, lo cual permite la elaboración de diagnósticos relacionados con este importante recurso; además de brindar el aporte técnico necesario en materia ambiental a otros institutos y en particular a las comunidades de la Cuenca.

Los recursos asignados por el Ministerio del Poder Popular para el Ambiente contribuirán a financiar las siguientes actividades:

- Evaluar los impactos ocasionados en el Lago de Maracaibo y su Cuenca, a causa de la intervención antrópica.
- Evaluar los efectos de las actividades capaces de degradar el Lago de Maracaibo y su Cuenca.
- Diagnosticar enfermedades por contaminación ambiental en la población de la Cuenca del Lago de Maracaibo.
- Recolectar Lemna y desechos sólidos en las costas y afluentes del Lago de Maracaibo.
- Desarrollar la educación ambiental para la participación comunitaria, en la Cuenca del Lago de Maracaibo.
- Suministrar asesoramiento técnico, en obras de saneamiento ambiental, a los consejos comunales y gobiernos locales de la Cuenca del Lago de Maracaibo.
- Evaluar los niveles de contaminación ambiental en las Cuencas de los Ríos Táchira, Escalante, Chama y Motatán.
- Adecuar la plataforma tecnológica del ICLAM a Software Libre, para Integrar a éste las Comunidades de la Cuenca del Lago de Maracaibo.

El Presupuesto de Ingresos y Gastos para el año 2014, asciende a Bs. 142.280.129, distribuidos de la siguiente manera: Bs. 83.051.193 para invertir en el proyecto y Bs. 59.228.936 para imputar a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**142.259.552**
INGRESOS CORRIENTES ORDINARIOS	142.259.552
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	99.333.078
Venta de otros bienes y servicios	99.333.078
TRANSFERENCIAS CORRIENTES	42.926.474
Transferencias corrientes del sector público	42.926.474
Transferencias corrientes internas recibidas del sector público	42.926.474
De la República	42.926.474
INGRESOS DE CAPITAL	**20.577**
RECURSOS PROPIOS DE CAPITAL	20.577
Incremento de la depreciación y amortización acumuladas	20.577
TOTAL RECURSOS	**142.280.129**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**139.026.794**
GASTOS DE CONSUMO	128.955.779
Remuneraciones	113.541.550
Sueldos, salarios y otras retribuciones	14.931.351
Beneficios y complementos de sueldos y salarios	53.941.032
Aportes patronales	5.598.059
Prestaciones sociales y otras indemnizaciones	13.306.437
Asistencia socioeconómica	25.764.671
Compra de bienes y servicios	15.393.652
Bienes de consumo	4.360.773
Servicios no personales	11.032.879
Depreciación y amortización	20.577
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.071.015
Al sector privado	10.071.015
Transferencias corrientes al sector privado	10.071.015
Directas a personas	9.789.015
Pensiones y otros beneficios asociados	1.375.919
Jubilaciones y otros beneficios asociados	8.413.096
Transferencias corrientes a Consejos Comunales	282.000
GASTOS DE CAPITAL	**3.253.335**
INVERSIÓN REAL DIRECTA	3.253.335
Formación bruta de capital fijo	3.253.335
Maquinaria, equipos y otros bienes muebles	3.253.335
TOTAL GASTOS	**142.280.129**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120325	Recuperación Integral y Progresiva de los Recursos Naturales del Sistema Lago-Cuenca de Maracaibo	evaluación			4.764	63.051.193	20.000.000			83.051.193
TOTAL						63.051.193	20.000.000			83.051.193

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	36.281.885	4.852.181			41.134.066
02	Gestión administrativa	20.577	8.285.278			8.305.855
03	Previsión y protección social		9.789.015			9.789.015
TOTAL		36.302.462	22.926.474			59.228.936

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**135**	**130**		**265**	**10.517.217**	**6.476.896**	**16.994.113**
Alto Nivel y de Dirección		2		2	71.352		71.352
Directivo	17	13		30	1.079.196		1.079.196
Profesional y Técnico	87	65		152	6.369.108	4.993.018	11.362.126
Personal Administrativo	23	8		31	1.122.372	488.100	1.610.472
Obrero	8	42		50	1.875.189	995.778	2.870.967
Personal Contratado	**59**	**30**		**89**	**3.579.732**		**3.579.732**
Profesional y Técnico	46	24		70	2.896.692		2.896.692
Personal Administrativo	13	6		19	683.040		683.040
TOTAL	**194**	**160**		**354**	**14.096.949**	**6.476.896**	**20.573.845**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**8**	**2**	**10**	**1.375.919**
Alto Nivel y de Dirección		1	1	183.371
Obreros	1		1	107.409
Empleados	7	1	8	1.085.139
Jubilados	**29**	**24**	**53**	**8.413.096**
Alto Nivel y de Dirección	3	3	6	795.456
Obreros	1	3	4	566.937
Empleados	25	18	43	7.050.703
TOTAL	**37**	**26**	**63**	**9.789.015**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	113.541.550
4.02	Materiales, suministros y mercancías	4.360.773
4.03	Servicios no personales	11.032.879
4.04	Activos reales	3.253.335
4.07	Transferencias y donaciones	10.071.015
4.08	Otros gastos	20.577
	TOTAL	**142.280.129**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**142.259.552**
INGRESOS CORRIENTES ORDINARIOS	142.259.552
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	99.333.078
Venta de otros bienes y servicios	99.333.078
TRANSFERENCIAS CORRIENTES	42.926.474
Transferencias corrientes del sector público	42.926.474
Transferencias corrientes internas recibidas del sector público	42.926.474
De la República	42.926.474
Ministerio del Poder Popular para el Ambiente	42.926.474
Recursos Ordinarios	42.926.474
1.2 GASTOS CORRIENTES	**139.026.794**
GASTOS DE CONSUMO	128.955.779
Remuneraciones	113.541.550
Sueldos, salarios y otras retribuciones	14.931.351
Beneficios y complementos de sueldos y salarios	53.941.032
Aportes patronales	5.598.059
Prestaciones sociales y otras indemnizaciones	13.306.437
Asistencia socioeconómica	25.764.671
Compra de bienes y servicios	15.393.652
Bienes de consumo	4.360.773
Servicios no personales	11.032.879
Depreciación y amortización	20.577

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.071.015
Al sector privado	10.071.015
Transferencias corrientes al sector privado	10.071.015
Directas a personas	9.789.015
Pensiones y otros beneficios asociados	1.375.919
Jubilaciones y otros beneficios asociados	8.413.096
Transferencias corrientes a Consejos Comunales	282.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.232.758**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.253.335**
RECURSOS PROPIOS DE CAPITAL	3.253.335
Ahorro/ Desahorro en cuenta corriente	3.232.758
Incremento de la depreciación y amortización acumuladas	20.577
2.2 GASTOS DE CAPITAL	**3.253.335**
INVERSIÓN REAL DIRECTA	3.253.335
Formación bruta de capital fijo	3.253.335
Maquinaria, equipos y otros bienes muebles	3.253.335
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0069

Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)

SERVICIO AUTÓNOMO SERVICIOS AMBIENTALES DEL MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES (SAMARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En el marco de lo establecido en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, el Servicio Autónomo, tiene previsto ejecutar los proyectos siguientes:

- Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní, mediante el cual se espera promover e integrar las acciones institucionales y comunitarias, el reconocimiento territorial de los habitantes de las comunidades vulnerables, mejorar los servicios de salud y educación ambiental; además, de lograr que los productores beneficiarios adopten prácticas productivas sustentables que contribuyan a la recuperación de las áreas degradadas y aumento del potencial hidroeléctrico.
- Proyecto Nacional de Gestión y Conservación Ambiental, está orientado al desarrollo, mejoramiento y mantenimiento del medio ambiente, estableciendo una relación entre la población y medio ambiente a través de tres (3) áreas fundamentales: gestión de la calidad ambiental, manejo y conservación de los recursos naturales y el fortalecimiento institucional.
- Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos, destinado al apoyo institucional para la recolección de los residuos y desechos sólidos en la búsqueda de una mejor calidad ambiental, para construir un modelo económico productivo ecosocialista, basado en una relación armónica entre el hombre y la naturaleza, que garantice el uso y aprovechamiento racional y óptimo de los recursos naturales, respetando los procesos y ciclos de la naturaleza.
- Saneamiento Río Guaire (Fase III), mediante el cual se espera sanear la cuenca del referido río, a través de la ejecución de obras de ingeniería en materia de recolección y tratamiento de aguas servidas, mejora del sistema de drenajes y fortalecimiento de la organización comunal. Lo que permitirá canalizar todas las aguas servidas de casas, empresas, comercios y otras viviendas, para después descargarlas en los colectores marginales del Guaire y así llevarlas a plantas de tratamiento que también serán construidas. El plan prevé además la construcción de espacios públicos que beneficien a las comunidades y poblaciones adyacentes al río.
- Saneamiento y Control de Nivel del Lago de Valencia, busca sanear la cuenca y controlar el nivel del Lago de Valencia, implementando planes, programas y proyectos, a los fines de solucionar de forma integral los problemas de incremento del lago.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**184.889.700**
INGRESOS CORRIENTES ORDINARIOS	184.889.700
INGRESOS NO TRIBUTARIOS	27.135.990
Tasas	27.135.990
INGRESOS DE LA PROPIEDAD	12.135.572
Intereses	12.135.572
Intereses internos	12.135.572
Intereses por depósitos	12.135.572
TRANSFERENCIAS CORRIENTES	145.618.138
Transferencias corrientes del sector público	145.618.138
Transferencias corrientes internas recibidas del sector público	145.618.138
De la República	145.618.138
INGRESOS DE CAPITAL	**1.427.567.649**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.427.567.649
Transferencias y donaciones de capital del sector público	1.427.567.649
Transferencias de capital recibidas del sector público	1.427.567.649
De la República	1.427.567.649
FUENTES DE FINANCIAMIENTO	**1.201.441**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.201.441
Disminución de otros activos financieros	1.201.441
Disminución de disponibilidades	1.201.441
Disminución de bancos	1.201.441
TOTAL RECURSOS	**1.613.658.790**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**183.539.862**
GASTOS DE CONSUMO	37.921.724
Remuneraciones	34.600.975
Sueldos, salarios y otras retribuciones	7.038.411
Beneficios y complementos de sueldos y salarios	17.235.993
Aportes patronales	2.264.297
Prestaciones sociales y otras indemnizaciones	3.276.142
Asistencia socioeconómica	4.782.132
Otros gastos de personal	4.000
Compra de bienes y servicios	2.815.276
Bienes de consumo	992.924
Servicios no personales	1.822.352
Impuestos indirectos	505.473
TRANSFERENCIAS Y DONACIONES CORRIENTES	145.618.138
Al sector privado	145.618.138
Transferencias corrientes al sector privado	145.618.138
Directas a personas	145.618.138
Pensiones y otros beneficios asociados	64.048.869
Jubilaciones y otros beneficios asociados	81.569.269
GASTOS DE CAPITAL	**1.429.266.649**
INVERSIÓN REAL DIRECTA	1.429.266.649
Formación bruta de capital fijo	1.429.016.649
Maquinaria, equipos y otros bienes muebles	40.484.879
Construcciones de bienes de dominio privado	29.438.414
Construcciones de bienes de dominio público	1.064.577.467
Producción propia (gastos capitalizables)	294.515.889
Remuneraciones	8.559.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Sueldos, salarios y otras retribuciones	8.559.000
Compra de bienes y servicios	285.956.889
Bienes de consumo	6.427.000
Servicios no personales	279.529.889
Bienes intangibles	250.000
APLICACIONES FINANCIERAS	**852.279**
DISMINUCIÓN DE PASIVOS	852.279
Disminución de cuentas y efectos por pagar	852.279
Disminución de cuentas y efectos por pagar a corto plazo	852.279
Disminución de sueldos, salarios y otras remuneraciones por pagar	276.917
Disminución de aportes patronales y retenciones laborales por pagar	575.362
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	575.362
TOTAL GASTOS	**1.613.658.790**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
50098	Proyecto Nacional de Gestión y Conservación Ambiental	01-01-2009	19-12-2015		38.008.404	309.315.321		347.323.725
107249	Manejo Sustentable de los Recursos Naturales en la Cuenca del río Caroní	01-01-2009	31-12-2015		51.918.185	74.081.815		126.000.000
107986	Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	01-01-2010	31-12-2015		449.465.356	810.534.644		1.260.000.000
116383	Saneamiento del río Guaire (fase III)	27-12-2012	27-12-2016		789.436.667			789.436.667
119572	Saneamiento y control del nivel del Lago de Valencia	01-01-2013	31-12-2017		98.739.037	1.060.731.733	2.929.667.546	4.089.138.316
	TOTAL				**1.427.567.649**	**2.254.663.513**	**2.929.667.546**	**6.611.898.708**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
50098	Proyecto Nacional de Gestión y Conservación Ambiental	reparación			20		38.008.404			38.008.404
107249	Manejo Sustentable de los Recursos Naturales en la Cuenca del río Caroní	hectárea			130.000		51.918.185			51.918.185
107986	Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	obra			48		449.465.356			449.465.356
116383	Saneamiento del río Guaire (fase III)	acta			28		789.436.667			789.436.667
119572	Saneamiento y control del nivel del Lago de Valencia	kilómetro			47		98.739.037			98.739.037
TOTAL							**1.427.567.649**			**1.427.567.649**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	35.038.889				35.038.889
02	Gestión administrativa	5.434.114				5.434.114
03	Previsión y protección social		145.618.138			145.618.138
TOTAL		**40.473.003**	**145.618.138**			**186.091.141**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**64**	**38**	**9**	**111**	**4.299.383**	**889.854**	**5.189.237**
Directivo	3	1		4	122.064	14.496	136.560
Profesional y Técnico	35	11	4	50	2.034.408	521.025	2.555.433
Personal Administrativo	23	7	1	31	1.261.332	142.944	1.404.276
Obrero	3	19	4	26	881.579	211.389	1.092.968
Personal Contratado	**39**	**33**		**72**	**7.181.750**		**7.181.750**
Profesional y Técnico	11	5		16	739.112		739.112
Personal Administrativo	5			5	169.536		169.536
Personal Médico	23	27		50	6.271.102		6.271.102
Obrero		1		1	2.000		2.000
TOTAL	**103**	**71**	**9**	**183**	**11.481.133**	**889.854**	**12.370.987**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1.876**	**98**	**1.974**	**64.048.869**
Obreros	1.876	98	1.974	64.048.869
Jubilados	**683**	**1.642**	**2.325**	**81.569.269**
Obreros	683	1.642	2.325	81.569.269
TOTAL	**2.559**	**1.740**	**4.299**	**145.618.138**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	43.159.975
4.02	Materiales, suministros y mercancías	7.419.924
4.03	Servicios no personales	281.857.714
4.04	Activos reales	1.134.750.760
4.07	Transferencias y donaciones	145.618.138
4.11	Disminución de pasivos	852.279
	TOTAL	**1.613.658.790**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**184.889.700**
INGRESOS CORRIENTES ORDINARIOS	184.889.700
INGRESOS NO TRIBUTARIOS	27.135.990
Tasas	27.135.990
INGRESOS DE LA PROPIEDAD	12.135.572
Intereses	12.135.572
Intereses internos	12.135.572
Intereses por depósitos	12.135.572
TRANSFERENCIAS CORRIENTES	145.618.138
Transferencias corrientes del sector público	145.618.138
Transferencias corrientes internas recibidas del sector público	145.618.138
De la República	145.618.138
Ministerio del Poder Popular para el Ambiente	145.618.138
Recursos Ordinarios	145.618.138
1.2 GASTOS CORRIENTES	**183.539.862**
GASTOS DE CONSUMO	37.921.724
Remuneraciones	34.600.975
Sueldos, salarios y otras retribuciones	7.038.411
Beneficios y complementos de sueldos y salarios	17.235.993
Aportes patronales	2.264.297
Prestaciones sociales y otras indemnizaciones	3.276.142
Asistencia socioeconómica	4.782.132
Otros gastos de personal	4.000
Compra de bienes y servicios	2.815.276
Bienes de consumo	992.924

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Servicios no personales	1.822.352
Impuestos indirectos	505.473
TRANSFERENCIAS Y DONACIONES CORRIENTES	145.618.138
Al sector privado	145.618.138
Transferencias corrientes al sector privado	145.618.138
Directas a personas	145.618.138
Pensiones y otros beneficios asociados	64.048.869
Jubilaciones y otros beneficios asociados	81.569.269
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.349.838**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.428.917.487**
RECURSOS PROPIOS DE CAPITAL	1.349.838
Ahorro/ Desahorro en cuenta corriente	1.349.838
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.427.567.649
Transferencias y donaciones de capital del sector público	1.427.567.649
Transferencias de capital recibidas del sector público	1.427.567.649
De la República	1.427.567.649
Ministerio del Poder Popular para el Ambiente	1.427.567.649
Proyectos por Endeudamiento	1.427.567.649
Proyecto Nacional de Gestión y Conservación Ambiental	38.008.404
Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	449.465.356
Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	51.918.185
Saneamiento del Río Guaire (Fase III)	789.436.667
Saneamiento y Control del Nivel del Lago de Valencia	98.739.037

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**1.429.266.649**
INVERSIÓN REAL DIRECTA	1.429.266.649
Formación bruta de capital fijo	1.429.016.649
Maquinaria, equipos y otros bienes muebles	40.484.879
Construcciones de bienes de dominio privado	29.438.414
Construcciones de bienes de dominio público	1.064.577.467
Producción propia (gastos capitalizables)	294.515.889
Remuneraciones	8.559.000
Sueldos, salarios y otras retribuciones	8.559.000
Compra de bienes y servicios	285.956.889
Bienes de consumo	6.427.000
Servicios no personales	279.529.889
Bienes intangibles	250.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(349.162)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.201.441**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.201.441
Disminución de otros activos financieros	1.201.441
Disminución de disponibilidades	1.201.441
Disminución de bancos	1.201.441
3.2 APLICACIONES FINANCIERAS	**1.201.441**
DISMINUCIÓN DE PASIVOS	852.279
Disminución de cuentas y efectos por pagar	852.279
Disminución de cuentas y efectos por pagar a corto plazo	852.279
Disminución de sueldos, salarios y otras remuneraciones por pagar	276.917

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar	575.362
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	575.362
DÉFICIT FINANCIERO	349.162

A0103

Fundación Instituto Forestal Latinoamericano

FUNDACIÓN INSTITUTO FORESTAL LATINOAMERICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación en el marco de lo establecido en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, contribuye a la conservación, desarrollo y aprovechamiento de los recursos forestales, mediante las actividades de investigación, documentación, extensión y capacitación en aras de fortalecer las políticas del Ministerio del Poder Popular para el Ambiente, para la incorporación del sector forestal como un elemento dinámico de las economías rurales. Para ello, establece convenios con organismos e instituciones públicas y privadas, promueve y divulga el conocimiento forestal mediante las publicaciones periódicas y la participación en eventos científicos y técnicos, foros, seminarios y talleres.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2014 se ubica en Bs. 3.482.386, de los cuales Bs. 2.021.868, corresponde a la ejecución del proyecto, mientras que Bs. 1.460.518 se orienta a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.472.386**
INGRESOS CORRIENTES ORDINARIOS	3.472.386
INGRESOS NO TRIBUTARIOS	10.000
Ingresos por contribuciones especiales	10.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.686.173
Venta de otros bienes y servicios	2.686.173
TRANSFERENCIAS CORRIENTES	751.213
Transferencias corrientes del sector público	751.213
Transferencias corrientes internas recibidas del sector público	751.213
De la República	751.213
OTROS INGRESOS	25.000
Otros ingresos ajenos a la operación	25.000
INGRESOS DE CAPITAL	**10.000**
RECURSOS PROPIOS DE CAPITAL	10.000
Incremento de la depreciación y amortización acumuladas	10.000
TOTAL RECURSOS	**3.482.386**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.382.386**
GASTOS DE CONSUMO	3.347.386
Remuneraciones	2.815.914
Sueldos, salarios y otras retribuciones	1.109.531
Beneficios y complementos de sueldos y salarios	948.704
Aportes patronales	209.972
Prestaciones sociales y otras indemnizaciones	359.888
Asistencia socioeconómica	187.819
Compra de bienes y servicios	521.472
Bienes de consumo	137.549
Servicios no personales	383.923
Depreciación y amortización	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.000
Al sector público	35.000
Donaciones corrientes al sector público	35.000
A los entes descentralizados sin fines empresariales	35.000
GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
TOTAL GASTOS	**3.482.386**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121141	Identificación y evaluación de las condiciones ambientales y del potencial hídrico superficial de las Cuencas del Eje Panamericano del Sur del Lago del Estado Mérida	informe			2	1.671.868	350.000			2.021.868
TOTAL						**1.671.868**	**350.000**			**2.021.868**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.024.305	401.213			1.425.518
02	Gestión administrativa				35.000	35.000
TOTAL		**1.024.305**	**401.213**		**35.000**	**1.460.518**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**11**		**16**	**1.109.531**		**1.109.531**
Directivo		1		1	99.182		99.182
Profesional y Técnico		1		1	64.152		64.152
Personal Administrativo		6		6	345.927		345.927
Personal de Investigación	4	2		6	496.486		496.486
Obrero	1	1		2	103.784		103.784
TOTAL	**5**	**11**		**16**	**1.109.531**		**1.109.531**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.815.914
4.02	Materiales, suministros y mercancías	137.549
4.03	Servicios no personales	383.923
4.04	Activos reales	100.000
4.07	Transferencias y donaciones	35.000
4.08	Otros gastos	10.000
	TOTAL	**3.482.386**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.472.386**
INGRESOS CORRIENTES ORDINARIOS	3.472.386
INGRESOS NO TRIBUTARIOS	10.000
Ingresos por contribuciones especiales	10.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.686.173
Venta de otros bienes y servicios	2.686.173
TRANSFERENCIAS CORRIENTES	751.213
Transferencias corrientes del sector público	751.213
Transferencias corrientes internas recibidas del sector público	751.213
De la República	751.213
Ministerio del Poder Popular para el Ambiente	751.213
Recursos Ordinarios	751.213
OTROS INGRESOS	25.000
Otros ingresos ajenos a la operación	25.000
1.2 GASTOS CORRIENTES	**3.382.386**
GASTOS DE CONSUMO	3.347.386
Remuneraciones	2.815.914
Sueldos, salarios y otras retribuciones	1.109.531
Beneficios y complementos de sueldos y salarios	948.704
Aportes patronales	209.972
Prestaciones sociales y otras indemnizaciones	359.888
Asistencia socioeconómica	187.819
Compra de bienes y servicios	521.472
Bienes de consumo	137.549
Servicios no personales	383.923

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Depreciación y amortización	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.000
Al sector público	35.000
Donaciones corrientes al sector público	35.000
A los entes descentralizados sin fines empresariales	35.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**90.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**100.000**
RECURSOS PROPIOS DE CAPITAL	100.000
Ahorro/ Desahorro en cuenta corriente	90.000
Incremento de la depreciación y amortización acumuladas	10.000
2.2 GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0324
Fundación de Educación Ambiental

FUNDACIÓN DE EDUCACIÓN AMBIENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el año 2014, fortalecerá la gestión integral de sensibilización, divulgación y promoción del área ambiental, mediante la ejecución del proyecto consolidación del fondo editorial Fundambiente del Ministerio del Poder Popular para el Ambiente, para democratizar la información y coadyuvar la gestión eco-socialista en manos del poder popular, el cual tiene una asignación presupuestaria de Bs. 7.180.857 y está enmarcado en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**7.130.857**
INGRESOS CORRIENTES ORDINARIOS	7.130.857
INGRESOS DE OPERACIÓN	4.984.533
Otros ingresos de operación	4.984.533
TRANSFERENCIAS CORRIENTES	2.146.324
Transferencias corrientes del sector público	2.146.324
Transferencias corrientes internas recibidas del sector público	2.146.324
De la República	2.146.324
Ministerio del Poder Popular para el Ambiente	2.146.324
INGRESOS DE CAPITAL	**50.000**
RECURSOS PROPIOS DE CAPITAL	50.000
Incremento de la depreciación y amortización acumuladas	50.000
TOTAL RECURSOS	**7.180.857**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**7.010.833**
GASTOS DE CONSUMO	6.930.833
Remuneraciones	4.728.028
Sueldos, salarios y otras retribuciones	4.728.028
Compra de bienes y servicios	2.152.805
Bienes de consumo	348.733
Servicios no personales	1.804.072
Depreciación y amortización	50.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Transferencias corrientes al sector privado	80.000
Directas a personas	80.000
Jubilaciones y otros beneficios asociados	80.000
GASTOS DE CAPITAL	**160.273**
INVERSIÓN REAL DIRECTA	160.273
Formación bruta de capital fijo	160.273
Maquinaria, equipos y otros bienes muebles	160.273
APLICACIONES FINANCIERAS	**9.751**
DISMINUCIÓN DE PASIVOS	9.751
Disminución de cuentas y efectos por pagar	9.751
Disminución de cuentas y efectos por pagar a corto plazo	9.751
Disminución de sueldos, salarios y otras remuneraciones por pagar	9.751
TOTAL GASTOS	**7.180.857**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122680	Consolidación del Fondo Editorial FUNDAMBIENTE del Ministerio del Poder Popular para el Ambiente para democratizar la información y coadyuvar la gestión eco-socialista en manos del Poder Popular	comunidad			10	5.034.533	2.146.324			7.180.857
	TOTAL					**5.034.533**	**2.146.324**			**7.180.857**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**8**	**7**		**15**	**536.219**	**108.000**	**644.219**
Alto Nivel y de Dirección		1		1	32.432		32.432
Directivo	2	3		5	182.753	12.000	194.753
Profesional y Técnico	3	2		5	185.634	60.000	245.634
Personal Administrativo	3	1		4	135.400	36.000	171.400
Personal Contratado	**7**	**9**		**16**	**1.010.866**		**1.010.866**
Profesional y Técnico	6	7		13	910.000		910.000
Personal Administrativo	1	2		3	100.866		100.866
TOTAL	**15**	**16**		**31**	**1.547.085**	**108.000**	**1.655.085**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**	**1**	**2**	**80.000**
Empleados	1	1	2	80.000
TOTAL	**1**	**1**	**2**	**80.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.728.028
4.02	Materiales, suministros y mercancías	348.733
4.03	Servicios no personales	1.804.072
4.04	Activos reales	160.273
4.07	Transferencias y donaciones	80.000
4.08	Otros gastos	50.000
4.11	Disminución de pasivos	9.751
	TOTAL	**7.180.857**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.130.857**
INGRESOS CORRIENTES ORDINARIOS	7.130.857
INGRESOS DE OPERACIÓN	4.984.533
Otros ingresos de operación	4.984.533
TRANSFERENCIAS CORRIENTES	2.146.324
Transferencias corrientes del sector público	2.146.324
Transferencias corrientes internas recibidas del sector público	2.146.324
De la República	2.146.324
Ministerio del Poder Popular para el Ambiente	2.146.324
Recursos Ordinarios	2.146.324
1.2 GASTOS CORRIENTES	**7.010.833**
GASTOS DE CONSUMO	6.930.833
Remuneraciones	4.728.028
Sueldos, salarios y otras retribuciones	4.728.028
Compra de bienes y servicios	2.152.805
Bienes de consumo	348.733
Servicios no personales	1.804.072
Depreciación y amortización	50.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Transferencias corrientes al sector privado	80.000
Directas a personas	80.000
Jubilaciones y otros beneficios asociados	80.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**120.024**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**170.024**
RECURSOS PROPIOS DE CAPITAL	170.024
Ahorro/ Desahorro en cuenta corriente	120.024
Incremento de la depreciación y amortización acumuladas	50.000
2.2 GASTOS DE CAPITAL	**160.273**
INVERSIÓN REAL DIRECTA	160.273
Formación bruta de capital fijo	160.273
Maquinaria, equipos y otros bienes muebles	160.273
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**9.751**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**9.751**
SUPERÁVIT FINANCIERO	9.751
3.2 APLICACIONES FINANCIERAS	**9.751**
DISMINUCIÓN DE PASIVOS	9.751
Disminución de cuentas y efectos por pagar	9.751
Disminución de cuentas y efectos por pagar a corto plazo	9.751
Disminución de sueldos, salarios y otras remuneraciones por pagar	9.751

A0343

Fundación Laboratorio Nacional de Hidráulica

FUNDACIÓN LABORATORIO NACIONAL DE HIDRÁULICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En el marco del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en su objetivo histórico "Preservar la vida en el planeta y salvar a la especie humana", se enfoca a la promoción de acciones para la protección y conservación de áreas estratégicas como son las fuentes de agua (superficial y subterránea), gestión integrada de cuencas hidrográficas, biodiversidad, gestión sostenible de mares y océanos y bosques", se lleva a cabo el proyecto: Evaluación de fuentes (aguas superficiales y subterráneas), cuencas hidrográficas y zonas costeras para su protección, conservación y gestión integral.

La Fundación Laboratorio Nacional de Hidráulica en el año 2014, dirigirá sus esfuerzos a la elaboración de estudios hidrológicos y evaluación de aguas, para atender la demanda de servicios en las instituciones públicas y privadas y la colectividad en general.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2014, asciende a la cantidad de Bs. 34.016.171 de los cuales Bs. 12.143.985 se destinarán a la ejecución del proyecto y Bs. 21.872.186 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**33.444.644**
INGRESOS CORRIENTES ORDINARIOS	33.444.644
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	31.834.901
Venta de otros bienes y servicios	31.834.901
TRANSFERENCIAS CORRIENTES	1.609.743
Transferencias corrientes del sector público	1.609.743
Transferencias corrientes internas recibidas del sector público	1.609.743
De la República	1.609.743
INGRESOS DE CAPITAL	**571.527**
RECURSOS PROPIOS DE CAPITAL	571.527
Incremento de la depreciación y amortización acumuladas	571.527
TOTAL RECURSOS	**34.016.171**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**24.781.940**
GASTOS DE CONSUMO	24.173.564
Remuneraciones	14.396.360
Sueldos, salarios y otras retribuciones	14.396.360
Compra de bienes y servicios	9.205.677
Bienes de consumo	3.028.052
Servicios no personales	6.177.625
Depreciación y amortización	571.527
TRANSFERENCIAS Y DONACIONES CORRIENTES	583.376
Al sector privado	583.376
Transferencias corrientes al sector privado	583.376
Directas a personas	583.376
Jubilaciones y otros beneficios asociados	583.376
OTROS GASTOS CORRIENTES	25.000
Indemnizaciones y sanciones pecuniarias	25.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	25.000
GASTOS DE CAPITAL	**7.486.625**
INVERSIÓN REAL DIRECTA	7.486.625
Formación bruta de capital fijo	7.486.625
Maquinaria, equipos y otros bienes muebles	7.486.625
APLICACIONES FINANCIERAS	**1.747.606**
DISMINUCIÓN DE PASIVOS	1.747.606
Disminución de cuentas y efectos por pagar	1.747.606
Disminución de cuentas y efectos por pagar a corto plazo	1.460.352
Disminución de sueldos, salarios y otras remuneraciones por pagar	546.549
Disminución de aportes patronales y retenciones laborales por pagar	913.803

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	742.608
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	171.195
Disminución de otras cuentas y efectos por pagar	287.254
Disminución de otras cuentas por pagar a corto plazo	287.254
TOTAL GASTOS	**34.016.171**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
121381	Evaluación de Fuentes (aguas superficiales y subterráneas), Cuencas Hidrográficas y Zonas Costeras para su Protección, Conservación y Gestión Integral	01-01-2014	31-10-2015		12.143.985	2.673.000		14.816.985
TOTAL					**12.143.985**	**2.673.000**		**14.816.985**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121381	Evaluación de Fuentes (aguas superficiales y subterráneas), Cuencas Hidrográficas y Zonas Costeras para su Protección, Conservación y Gestión Integral	acción			1	11.643.985	500.000			12.143.985
TOTAL						**11.643.985**	**500.000**			**12.143.985**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	5.722.523	960.569			6.683.092
02	Gestión administrativa	14.555.718	50.000			14.605.718
03	Previsión y protección social	484.202	99.174			583.376
TOTAL		**20.762.443**	**1.109.743**			**21.872.186**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**22**	**3**	**37**	**3.412.466**		**3.412.466**
Alto Nivel y de Dirección		1		1	173.854		173.854
Profesional y Técnico	8	12	3	23	2.500.521		2.500.521
Personal Administrativo	2	2		4	309.103		309.103
Obrero	2	7		9	428.988		428.988
Personal Contratado	**14**	**15**		**29**	**2.312.517**		**2.312.517**
Profesional y Técnico	8	9		17	1.643.532		1.643.532
Personal Administrativo	5	3		8	487.360		487.360
Obrero	1	3		4	181.625		181.625
TOTAL	**26**	**37**	**3**	**66**	**5.724.983**		**5.724.983**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**	**5**	**6**	**583.376**
Obreros		4	4	366.911
Empleados	1	1	2	216.465
TOTAL	**1**	**5**	**6**	**583.376**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	14.396.360
4.02	Materiales, suministros y mercancías	3.028.052
4.03	Servicios no personales	6.177.625
4.04	Activos reales	7.486.625
4.07	Transferencias y donaciones	583.376
4.08	Otros gastos	596.527
4.11	Disminución de pasivos	1.747.606
	TOTAL	**34.016.171**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**33.444.644**
INGRESOS CORRIENTES ORDINARIOS	33.444.644
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	31.834.901
Venta de otros bienes y servicios	31.834.901
TRANSFERENCIAS CORRIENTES	1.609.743
Transferencias corrientes del sector público	1.609.743
Transferencias corrientes internas recibidas del sector público	1.609.743
De la República	1.609.743
Ministerio del Poder Popular para el Ambiente	1.609.743
Recursos Ordinarios	1.609.743
1.2 GASTOS CORRIENTES	**24.781.940**
GASTOS DE CONSUMO	24.173.564
Remuneraciones	14.396.360
Sueldos, salarios y otras retribuciones	14.396.360
Compra de bienes y servicios	9.205.677
Bienes de consumo	3.028.052
Servicios no personales	6.177.625
Depreciación y amortización	571.527
TRANSFERENCIAS Y DONACIONES CORRIENTES	583.376
Al sector privado	583.376
Transferencias corrientes al sector privado	583.376
Directas a personas	583.376
Jubilaciones y otros beneficios asociados	583.376

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
OTROS GASTOS CORRIENTES	25.000
Indemnizaciones y sanciones pecuniarias	25.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	25.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**8.662.704**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.234.231**
RECURSOS PROPIOS DE CAPITAL	9.234.231
Ahorro/ Desahorro en cuenta corriente	8.662.704
Incremento de la depreciación y amortización acumuladas	571.527
2.2 GASTOS DE CAPITAL	**7.486.625**
INVERSIÓN REAL DIRECTA	7.486.625
Formación bruta de capital fijo	7.486.625
Maquinaria, equipos y otros bienes muebles	7.486.625
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.747.606**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.747.606**
SUPERÁVIT FINANCIERO	1.747.606
3.2 APLICACIONES FINANCIERAS	**1.747.606**
DISMINUCIÓN DE PASIVOS	1.747.606
Disminución de cuentas y efectos por pagar	1.747.606
Disminución de cuentas y efectos por pagar a corto plazo	1.460.352
Disminución de sueldos, salarios y otras remuneraciones por pagar	546.549
Disminución de aportes patronales y retenciones laborales por pagar	913.803

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	742.608
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	171.195
Disminución de otras cuentas y efectos por pagar	287.254
Disminución de otras cuentas por pagar a corto plazo	287.254

A0354

Fundación Nacional de Parques Zoológicos y Acuarios

FUNDACIÓN NACIONAL DE PARQUES ZOOLÓGICOS Y ACUARIOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En el marco de lo establecido en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, la Fundación debe coadyuvar con el objetivo central de cuidar al planeta y las especies que lo habitan, por lo que se propone incorporar a las comunidades en la gestión de conservación, defensa y mejora del ambiente, fomentando el desarrollo de las instituciones zoológicas mediante su transformación en verdaderos centros de conservación y estableciendo alianzas estratégicas con diferentes organizaciones, nacionales e internacionales a los fines de lograr el financiamiento para alcanzar las metas propuestas.

El Presupuesto de Ingresos y Gastos para el año 2014 se ubica en la cantidad de Bs. 9.642.601, distribuido en Bs. 8.754.277 para proyecto y Bs. 888.324 para acciones centralizadas.

Con la ejecución de los proyectos que conforman el presupuesto de la Fundación para el año 2014, se implementarán los protocolos de vigilancia y control en puertos y aeropuertos para combatir el tráfico de flora y fauna silvestre que beneficiará a toda la población nacional (humana, animal, vegetal y mineral); igualmente, se capacitarán aproximadamente a 400 comunidades en gestión de la conservación y aprovechamiento de especies y se promoverá y divulgará la información de los trabajos de investigación realizados durante el desarrollo del congreso venezolano de diversidad biológica, el cual cuenta con la participación de aproximadamente 2.500 investigadores y estudiantes de gestión ambiental nacionales e internacionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**9.190.239**
INGRESOS CORRIENTES ORDINARIOS	9.190.239
INGRESOS DE OPERACIÓN	8.600.000
Otros ingresos de operación	8.600.000
TRANSFERENCIAS CORRIENTES	590.239
Transferencias corrientes del sector público	590.239
Transferencias corrientes internas recibidas del sector público	590.239
De la República	590.239
INGRESOS DE CAPITAL	**447.313**
RECURSOS PROPIOS DE CAPITAL	447.313
Incremento de la depreciación y amortización acumuladas	447.313
FUENTES DE FINANCIAMIENTO	**5.049**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.049
Disminución de otros activos financieros	5.049
Disminución de disponibilidades	5.049
Disminución de bancos	5.049
TOTAL RECURSOS	**9.642.601**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**6.160.601**
GASTOS DE CONSUMO	6.160.601
Remuneraciones	813.899
Sueldos, salarios y otras retribuciones	453.600
Beneficios y complementos de sueldos y salarios	126.085
Aportes patronales	48.048
Prestaciones sociales y otras indemnizaciones	99.624
Asistencia socioeconómica	77.040
Otros gastos de personal	9.502
Compra de bienes y servicios	4.899.389
Bienes de consumo	1.541.136
Servicios no personales	3.358.253
Depreciación y amortización	447.313
GASTOS DE CAPITAL	**3.482.000**
INVERSIÓN REAL DIRECTA	3.482.000
Formación bruta de capital fijo	3.482.000
Maquinaria, equipos y otros bienes muebles	3.482.000
TOTAL GASTOS	**9.642.601**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
122380	Transformación de los zoológicos, acuarios, viveros y jardines botánicos en verdaderos centros de conservación con base en la Estrategia Nacional para la conservación de la diversidad biológica	01-01-2014	31-12-2019		1.037.269	987.206	4.850.826	6.875.301
122384	Sistema nacional de investigación y monitoreo de agentes etiológicos en áreas estratégicas para la conservación	01-01-2014	31-12-2019		5.188.591	1.475.350	6.529.374	13.193.315
122390	Educación para la conservación, divulgación y gestión de la diversidad biológica	01-01-2014	31-12-2019		2.528.417	2.209.131	9.680.402	14.417.950
TOTAL					**8.754.277**	**4.671.687**	**21.060.602**	**34.486.566**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122380	Transformación de los zoológicos, acuarios, viveros y jardines botánicos en verdaderos centros de conservación con base en la Estrategia Nacional para la conservación de la diversidad biológica	zoológico			20	1.037.269				1.037.269
122384	Sistema nacional de investigación y monitoreo de agentes etiológicos en áreas estratégicas para la conservación	plan			1	5.188.591				5.188.591
122390	Educación para la conservación, divulgación y gestión de la diversidad biológica	programa			1	2.528.417				2.528.417
	TOTAL					**8.754.277**				**8.754.277**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	139.660	590.239			729.899
02	Gestión administrativa	158.425				158.425
	TOTAL	**298.085**	**590.239**			**888.324**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2**	**4**		**6**	**369.600**		**369.600**
Directivo		1		1	94.800		94.800
Profesional y Técnico	1	2		3	166.800		166.800
Personal Administrativo	1	1		2	108.000		108.000
Personal Contratado	**3**			**3**	**84.000**		**84.000**
Personal de Investigación	3			3	84.000		84.000
TOTAL	**5**	**4**		**9**	**453.600**		**453.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	813.899
4.02	Materiales, suministros y mercancías	1.541.136
4.03	Servicios no personales	3.358.253
4.04	Activos reales	3.482.000
4.08	Otros gastos	447.313
	TOTAL	**9.642.601**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**9.190.239**
INGRESOS CORRIENTES ORDINARIOS	9.190.239
INGRESOS DE OPERACIÓN	8.600.000
Otros ingresos de operación	8.600.000
TRANSFERENCIAS CORRIENTES	590.239
Transferencias corrientes del sector público	590.239
Transferencias corrientes internas recibidas del sector público	590.239
De la República	590.239
Ministerio del Poder Popular para el Ambiente	590.239
Recursos Ordinarios	590.239
1.2 GASTOS CORRIENTES	**6.160.601**
GASTOS DE CONSUMO	6.160.601
Remuneraciones	813.899
Sueldos, salarios y otras retribuciones	453.600
Beneficios y complementos de sueldos y salarios	126.085
Aportes patronales	48.048
Prestaciones sociales y otras indemnizaciones	99.624
Asistencia socioeconómica	77.040
Otros gastos de personal	9.502
Compra de bienes y servicios	4.899.389
Bienes de consumo	1.541.136
Servicios no personales	3.358.253
Depreciación y amortización	447.313
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.029.638**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.476.951**
RECURSOS PROPIOS DE CAPITAL	3.476.951
Ahorro/ Desahorro en cuenta corriente	3.029.638
Incremento de la depreciación y amortización acumuladas	447.313
2.2 GASTOS DE CAPITAL	**3.482.000**
INVERSIÓN REAL DIRECTA	3.482.000
Formación bruta de capital fijo	3.482.000
Maquinaria, equipos y otros bienes muebles	3.482.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(5.049)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.049**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.049
Disminución de otros activos financieros	5.049
Disminución de disponibilidades	5.049
Disminución de bancos	5.049
3.2 APLICACIONES FINANCIERAS	**5.049**
DÉFICIT FINANCIERO	5.049

A0909

Instituto Geográfico de Venezuela "Simón Bolívar"

INSTITUTO GEOGRÁFICO DE VENEZUELA "SIMÓN BOLÍVAR"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En el contexto de lo establecido en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y para coadyuvar a la nueva geopolítica nacional, el Instituto Geográfico de Venezuela "Simón Bolívar", ejecutará los proyectos relacionados con la generación de la cartografía básica y urbana, así como el desarrollo del sistema de información para la formación y conservación del catastro.

Al respecto, vale destacar que los servicios y productos que ofrece el Instituto, están dirigidos a proveer al Estado venezolano, a sus instituciones y al público en general las herramientas necesarias para la toma de decisiones en materia de generación, actualización y sistematización de los registros cartográficos, a los fines de satisfacer las necesidades de información catastral a nivel nacional.

El Presupuesto de Ingresos y Gastos para el año 2014 alcanza el monto de Bs. 45.845.464 de los cuales Bs. 28.090.000 se destinaran a la ejecución de los proyectos y Bs. 17.755.464 se orientarán a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**29.545.464**
INGRESOS CORRIENTES ORDINARIOS	29.545.464
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.545.464
Venta de otros bienes y servicios	4.545.464
TRANSFERENCIAS CORRIENTES	25.000.000
Transferencias corrientes del sector público	25.000.000
Transferencias corrientes internas recibidas del sector público	25.000.000
De la República	25.000.000
INGRESOS DE CAPITAL	**13.800.000**
RECURSOS PROPIOS DE CAPITAL	2.800.000
Incremento de la depreciación y amortización acumuladas	2.800.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	11.000.000
Transferencias y donaciones de capital del sector público	11.000.000
Transferencias de capital recibidas del sector público	11.000.000
De la República	11.000.000
FUENTES DE FINANCIAMIENTO	**2.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.500.000
Disminución de otros activos financieros	2.500.000
Disminución de disponibilidades	2.500.000
Disminución de bancos	2.500.000
TOTAL RECURSOS	**45.845.464**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**40.245.464**
GASTOS DE CONSUMO	39.090.000
Remuneraciones	27.740.000
Sueldos, salarios y otras retribuciones	10.209.374
Beneficios y complementos de sueldos y salarios	14.922.004
Asistencia socioeconómica	2.608.622
Compra de bienes y servicios	8.550.000
Bienes de consumo	2.850.000
Servicios no personales	5.700.000
Depreciación y amortización	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.155.464
Al sector privado	1.155.464
Transferencias corrientes al sector privado	1.155.464
Directas a personas	1.155.464
Pensiones y otros beneficios asociados	663.464
Jubilaciones y otros beneficios asociados	470.000
Otras transferencias directas a personas	22.000
GASTOS DE CAPITAL	**5.100.000**
INVERSIÓN REAL DIRECTA	5.100.000
Formación bruta de capital fijo	2.100.000
Maquinaria, equipos y otros bienes muebles	2.100.000
Bienes intangibles	3.000.000
APLICACIONES FINANCIERAS	**500.000**
DISMINUCIÓN DE PASIVOS	500.000
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	500.000
TOTAL GASTOS	**45.845.464**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
120283	Generación de la cartografía urbana a escala 1:1000	01-01-2014	31-12-2019		8.290.000	37.980.000	209.770.726	256.040.726
120530	Generación de la cartografía básica a escala 1:25 000 en los estados al norte del Orinoco	02-01-2014	31-12-2019		11.000.000	196.040.408	586.759.592	793.800.000
121676	Sistema de información para la formación y conservación del catastro	02-01-2014	31-12-2019		8.800.000	42.220.000	168.980.000	220.000.000
TOTAL					**28.090.000**	**276.240.408**	**965.510.318**	**1.269.840.726**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120283	Generación de la cartografía urbana a escala 1:1000	centro			90	2.290.000	6.000.000			8.290.000
120530	Generación de la cartografía básica a escala 1:25 000 en los estados al norte del Orinoco	kilómetro cuadrado			494.575		11.000.000			11.000.000
121676	Sistema de información para la formación y conservación del catastro	municipio			150	2.800.000	6.000.000			8.800.000
TOTAL						5.090.000	23.000.000			28.090.000

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	500.000	12.500.000			13.000.000
02	Gestión administrativa	3.600.000				3.600.000
03	Previsión y protección social	655.464	500.000			1.155.464
TOTAL		4.755.464	13.000.000			17.755.464

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**294**	**126**		**420**	**6.193.000**	**2.883.232**	**9.076.232**
Directivo	40	25		65	720.670		720.670
Profesional y Técnico	195	64		259	2.806.820	1.083.100	3.889.920
Personal Administrativo	12	14		26	265.510	616.900	882.410
Obrero	47	23		70	2.400.000	1.183.232	3.583.232
Personal Contratado	**160**	**90**		**250**	**4.016.374**		**4.016.374**
Profesional y Técnico	140	55		195	3.132.772		3.132.772
Personal Administrativo	20	35		55	883.602		883.602
TOTAL	**454**	**216**		**670**	**10.209.374**	**2.883.232**	**13.092.606**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**3**	**5**	**685.464**
Obreros		1	1	250.500
Empleados	2	2	4	434.964
Jubilados	**11**	**7**	**18**	**470.000**
Obreros	3	1	4	193.500
Empleados	8	6	14	276.500
TOTAL	**13**	**10**	**23**	**1.155.464**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	27.740.000
4.02	Materiales, suministros y mercancías	2.850.000
4.03	Servicios no personales	5.700.000
4.04	Activos reales	5.100.000
4.07	Transferencias y donaciones	1.155.464
4.08	Otros gastos	2.800.000
4.11	Disminución de pasivos	500.000
	TOTAL	**45.845.464**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.545.464**
INGRESOS CORRIENTES ORDINARIOS	29.545.464
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.545.464
Venta de otros bienes y servicios	4.545.464
TRANSFERENCIAS CORRIENTES	25.000.000
Transferencias corrientes del sector público	25.000.000
Transferencias corrientes internas recibidas del sector público	25.000.000
De la República	25.000.000
Ministerio del Poder Popular para el Ambiente	25.000.000
Recursos Ordinarios	25.000.000
1.2 GASTOS CORRIENTES	**40.245.464**
GASTOS DE CONSUMO	39.090.000
Remuneraciones	27.740.000
Sueldos, salarios y otras retribuciones	10.209.374
Beneficios y complementos de sueldos y salarios	14.922.004
Asistencia socioeconómica	2.608.622
Compra de bienes y servicios	8.550.000
Bienes de consumo	2.850.000
Servicios no personales	5.700.000
Depreciación y amortización	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.155.464
Al sector privado	1.155.464
Transferencias corrientes al sector privado	1.155.464
Directas a personas	1.155.464
Pensiones y otros beneficios asociados	663.464
Jubilaciones y otros beneficios asociados	470.000
Otras transferencias directas a personas	22.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(10.700.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.100.000**
RECURSOS PROPIOS DE CAPITAL	(7.900.000)
Ahorro/ Desahorro en cuenta corriente	(10.700.000)
Incremento de la depreciación y amortización acumuladas	2.800.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	11.000.000
Transferencias y donaciones de capital del sector público	11.000.000
Transferencias de capital recibidas del sector público	11.000.000
De la República	11.000.000
Ministerio del Poder Popular para el Ambiente	11.000.000
Proyectos por Endeudamiento	11.000.000
Generación de la Cartografía Básica en los estados al Norte del Río Orinoco	11.000.000
2.2 GASTOS DE CAPITAL	**5.100.000**
INVERSIÓN REAL DIRECTA	5.100.000
Formación bruta de capital fijo	2.100.000
Maquinaria, equipos y otros bienes muebles	2.100.000
Bienes intangibles	3.000.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.500.000
Disminución de otros activos financieros	2.500.000
Disminución de disponibilidades	2.500.000
Disminución de bancos	2.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**2.500.000**
DISMINUCIÓN DE PASIVOS	500.000
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	500.000
DÉFICIT FINANCIERO	2.000.000

A1314

Instituto Nacional de Meteorología e Hidrología (INAMEH)

INSTITUTO NACIONAL DE METEOROLOGÍA E HIDROLOGÍA (INAMEH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Dentro del contexto del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, el Instituto coadyuva a través de la divulgación de información hidrológica y meteorológica de manera oportuna y confiable para la preservación de la vida y bienes materiales; así como suministra información especializada que contribuye con la disminución de la vulnerabilidad de la población en caso de eventos extremos en cuencas prioritarias del país, a objeto de seguir fortaleciendo los lazos interinstitucionales y a la vez procesar alianzas estratégicas con organismos en beneficio de todo el pueblo venezolano.

Para coadyuvar a la conformación de la Nueva Geopolítica Nacional y la Profundización de la Democracia Protagónica Revolucionaria, el Instituto ha formulado los siguientes proyectos:

- Sistema de generación, monitoreo y pronóstico hidrometeorológico, cuyo objetivo es fortalecer la generación de información hidrometeorológica a través de la instalación, operación y mantenimiento de la red de estaciones básicas de superficie y de la gestión de datos meteorológicos e hidrológicos.
- Mitigación de los efectos adversos de los eventos hidrometeorológicos extremos, con el objetivo de contar con información especializada que contribuya con la disminución de la vulnerabilidad de la población en caso de eventos extremos en cuencas prioritarias.
- Inclusión de las comunidades en la gestión del Inameh, cuyo objetivo es fomentar la cultura hidrometeorológica en las comunidades.
- Optimización de la red hidrometeorológica nacional: garantizar la disponibilidad de los datos hidrometeorológicos para la generación de información confiable con fines de pronóstico, investigación y aplicación en materia de meteorología, hidrología y climatología, para apoyar en la toma de decisiones a los sectores productivos del país, la conservación de fuentes de agua potable y a los organismos del Estado encargados de atender a la población ante la ocurrencia de fenómenos meteorológicos adversos.
- Ampliación y automatización de la red de monitoreo de calidad del aire del Ministerio del Poder Popular para el Ambiente (MINAMB): cuyo objetivo está destinado al fortalecimiento de la red de monitoreo de calidad del aire del Ministerio del Poder Popular para el Ambiente, a través de la adquisición de equipos semiautomáticos, repuestos y materiales, que permitan garantizar la generación de información confiable en materia ambiental.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**29.389.711**
INGRESOS CORRIENTES ORDINARIOS	29.389.711
TRANSFERENCIAS CORRIENTES	29.389.711
Transferencias corrientes del sector público	29.389.711
Transferencias corrientes internas recibidas del sector público	29.389.711
De la República	29.389.711
INGRESOS DE CAPITAL	**63.953.172**
RECURSOS PROPIOS DE CAPITAL	953.172
Incremento de la depreciación y amortización acumuladas	953.172
TRANSFERENCIAS Y DONACIONES DE CAPITAL	63.000.000
Transferencias y donaciones de capital del sector público	63.000.000
Transferencias de capital recibidas del sector público	63.000.000
De la República	63.000.000
FUENTES DE FINANCIAMIENTO	**2.153.928**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.153.928
Disminución de otros activos financieros	2.153.928
Disminución de disponibilidades	2.153.928
Disminución de bancos	2.153.928
TOTAL RECURSOS	**95.496.811**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**80.917.424**
GASTOS DE CONSUMO	80.917.424
Remuneraciones	19.993.130
Sueldos, salarios y otras retribuciones	4.832.504
Beneficios y complementos de sueldos y salarios	8.479.868
Aportes patronales	1.097.220
Prestaciones sociales y otras indemnizaciones	2.390.220
Asistencia socioeconómica	3.193.318
Compra de bienes y servicios	59.971.122
Bienes de consumo	5.443.857
Servicios no personales	54.527.265
Depreciación y amortización	953.172
GASTOS DE CAPITAL	**14.579.387**
INVERSIÓN REAL DIRECTA	14.579.387
Formación bruta de capital fijo	14.474.137
Maquinaria, equipos y otros bienes muebles	14.474.137
Bienes intangibles	105.250
TOTAL GASTOS	**95.496.811**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
115735	Sistema de Generación, Monitoreo y Pronóstico Hidrometeorológico	01-01-2012	31-12-2017	27.377.646	11.644.981	22.552.570	57.068.544	118.643.741
115914	Mitigación de los Efectos Adversos de los Eventos Hidrometeorológicos Extremos	01-01-2012	31-12-2017	18.517.329	2.839.228	17.349.786	42.200.340	80.906.683
115915	Inclusión de las Comunidades en la Gestión del INAMEH	01-01-2012	31-12-2017	3.905.492	1.924.659	615.517	7.309.322	13.754.990
119055	Optimización de la Red Hidrometeorológica Nacional	01-01-2014	31-12-2019		63.000.000	53.820.000	424.980.000	541.800.000
123160	Ampliación y Automatización de la Red de Monitoreo de Calidad del Aire del Ministerio del Poder Popular para el Ambiente (MINAMB)	01-07-2013	01-07-2015		745.060	38.824.198		39.569.258
	TOTAL			**49.800.467**	**80.153.928**	**133.162.071**	**531.558.206**	**794.674.672**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Cantidad: Fem.	Cantidad: Masc.	Cantidad: Total	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
115735	Sistema de Generación, Monitoreo y Pronóstico Hidrometeorológico	estación			585		11.644.981			11.644.981
115914	Mitigación de los Efectos Adversos de los Eventos Hidrometeorológicos Extremos	estudio			17	1.258.868	1.580.360			2.839.228
115915	Inclusión de las Comunidades en la Gestión del INAMEH	consejo comunal			72	150.000	1.774.659			1.924.659
119055	Optimización de la Red Hidrometeorológica Nacional	estación			961		63.000.000			63.000.000
123160	Ampliación y Automatización de la Red de Monitoreo de Calidad del Aire del Ministerio del Poder Popular para el Ambiente (MINAMB)	dotación			44	745.060				745.060
TOTAL						**2.153.928**	**78.000.000**			**80.153.928**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.661.424			7.661.424
02	Gestión administrativa	953.172	6.728.287			7.681.459
TOTAL		**953.172**	**14.389.711**			**15.342.883**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**19**		**31**	**263.986**		**263.986**
Directivo	12	19		31	263.986		263.986
Personal Contratado	**74**	**90**		**164**	**4.568.518**		**4.568.518**
Profesional y Técnico	48	63		111	3.126.310		3.126.310
Personal Administrativo	17	21		38	1.070.268		1.070.268
Obrero	9	6		15	371.940		371.940
TOTAL	86	109		195	4.832.504		4.832.504

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	19.993.130
4.02	Materiales, suministros y mercancías	5.443.857
4.03	Servicios no personales	54.527.265
4.04	Activos reales	14.579.387
4.08	Otros gastos	953.172
	TOTAL	**95.496.811**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.389.711**
INGRESOS CORRIENTES ORDINARIOS	29.389.711
TRANSFERENCIAS CORRIENTES	29.389.711
Transferencias corrientes del sector público	29.389.711
Transferencias corrientes internas recibidas del sector público	29.389.711
De la República	29.389.711
Ministerio del Poder Popular para el Ambiente	29.389.711
Recursos Ordinarios	29.389.711
1.2 GASTOS CORRIENTES	**80.917.424**
GASTOS DE CONSUMO	80.917.424
Remuneraciones	19.993.130
Sueldos, salarios y otras retribuciones	4.832.504
Beneficios y complementos de sueldos y salarios	8.479.868
Aportes patronales	1.097.220
Prestaciones sociales y otras indemnizaciones	2.390.220
Asistencia socioeconómica	3.193.318
Compra de bienes y servicios	59.971.122
Bienes de consumo	5.443.857
Servicios no personales	54.527.265
Depreciación y amortización	953.172
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(51.527.713)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**12.425.459**
RECURSOS PROPIOS DE CAPITAL	(50.574.541)
Ahorro/ Desahorro en cuenta corriente	(51.527.713)
Incremento de la depreciación y amortización acumuladas	953.172
TRANSFERENCIAS Y DONACIONES DE CAPITAL	63.000.000
Transferencias y donaciones de capital del sector público	63.000.000
Transferencias de capital recibidas del sector público	63.000.000
De la República	63.000.000
Ministerio del Poder Popular para el Ambiente	63.000.000
Proyectos por endeudamiento	63.000.000
Optimización de la Red Hidrometeorológica Nacional	63.000.000
2.2 GASTOS DE CAPITAL	**14.579.387**
INVERSIÓN REAL DIRECTA	14.579.387
Formación bruta de capital fijo	14.474.137
Maquinaria, equipos y otros bienes muebles	14.474.137
Bienes intangibles	105.250
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.153.928)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.153.928**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.153.928
Disminución de otros activos financieros	2.153.928
Disminución de disponibilidades	2.153.928
Disminución de bancos	2.153.928
3.2 APLICACIONES FINANCIERAS	**2.153.928**
DÉFICIT FINANCIERO	2.153.928

21

Tribunal Supremo de Justicia

A0475

Fundación Gaceta Forense

FUNDACIÓN GACETA FORENSE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Gaceta Forense está destinada a la administración y soporte del Sistema de Información Documental del Tribunal Supremo de Justicia, edición y publicación del Fondo Editorial.

En este sentido, la función de edición y publicación es fundamental para la difusión de la normativa legal que afecta al pueblo en general y posibilita la compresión de los criterios que orientan la función judicial, principal razón de ser del Poder Judicial.

El incremento sostenido de la demanda de publicaciones del Fondo Editorial, impone la necesidad del fortalecimiento de la estructura de apoyo editorial y administrativo, lo que permitirá en primer lugar, diversificar sus colecciones, y en segundo lugar, promover la edición popular de normativa legal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.841.900**
INGRESOS CORRIENTES ORDINARIOS	3.841.900
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	600.000
Venta de bienes	600.000
Ingresos por la venta de publicaciones oficiales y formularios	600.000
INGRESOS DE OPERACIÓN	2.500
Ingresos financieros de instituciones financieras	2.500
TRANSFERENCIAS CORRIENTES	2.779.400
Transferencias corrientes del sector público	2.779.400
Transferencias corrientes internas recibidas del sector público	2.779.400
De la República	2.779.400
OTROS INGRESOS	460.000
Otros ingresos ordinarios	460.000
TOTAL RECURSOS	**3.841.900**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.341.900**
GASTOS DE CONSUMO	2.841.974
Remuneraciones	468.700
Sueldos, salarios y otras retribuciones	453.612
Beneficios y complementos de sueldos y salarios	13.328
Aportes patronales	1.760
Compra de bienes y servicios	2.128.340
Bienes de consumo	212.000
Servicios no personales	1.916.340
Impuestos indirectos	244.934
TRANSFERENCIAS Y DONACIONES CORRIENTES	499.926
Al sector privado	499.926
Transferencias corrientes al sector privado	499.926
Directas a personas	499.926
Jubilaciones y otros beneficios asociados	499.926
APLICACIONES FINANCIERAS	**500.000**
INVERSIÓN FINANCIERA	500.000
Incremento de otros activos financieros	500.000
Incremento de disponibilidades	500.000
Incremento de caja	500.000
TOTAL GASTOS	**3.841.900**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120963	Consolidación de la Fundación Gaceta Forense	Publicación			12	1.062.500	2.779.400			3.841.900
TOTAL						**1.062.500**	**2.779.400**			**3.841.900**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**9.612**		**9.612**
Alto Nivel y de Dirección		1		1	9.612		9.612
Personal Contratado	**2**	**2**		**4**	**444.000**		**444.000**
Empleados	2	2		4	444.000		444.000
TOTAL	2	3		5	453.612		453.612

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**3**		**3**	**499.926**
Empleados	3		3	499.926
TOTAL	3		3	499.926

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	468.700
4.02	Materiales, suministros y mercancías	212.000
4.03	Servicios no personales	2.161.274
4.05	Activos financieros	500.000
4.07	Transferencias y donaciones	499.926
	TOTAL	**3.841.900**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.841.900**
INGRESOS CORRIENTES ORDINARIOS	3.841.900
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	600.000
Venta de bienes	600.000
Ingresos por la venta de publicaciones oficiales y formularios	600.000
INGRESOS DE OPERACIÓN	2.500
Ingresos financieros de instituciones financieras	2.500
TRANSFERENCIAS CORRIENTES	2.779.400
Transferencias corrientes del sector público	2.779.400
Transferencias corrientes internas recibidas del sector público	2.779.400
De la República	2.779.400
Recursos Ordinarios	2.779.400
OTROS INGRESOS	460.000
Otros ingresos ordinarios	460.000
1.2 GASTOS CORRIENTES	**3.341.900**
GASTOS DE CONSUMO	2.841.974
Remuneraciones	468.700
Sueldos, salarios y otras retribuciones	453.612
Beneficios y complementos de sueldos y salarios	13.328
Aportes patronales	1.760
Compra de bienes y servicios	2.128.340
Bienes de consumo	212.000
Servicios no personales	1.916.340
Impuestos indirectos	244.934
TRANSFERENCIAS Y DONACIONES CORRIENTES	499.926
Al sector privado	499.926
Transferencias corrientes al sector privado	499.926
Directas a personas	499.926
Jubilaciones y otros beneficios asociados	499.926
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**500.000**
RECURSOS PROPIOS DE CAPITAL	500.000
Ahorro en cuenta corriente	500.000
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**500.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**500.000**
SUPERÁVIT FINANCIERO	500.000
3.2 APLICACIONES FINANCIERAS	**500.000**
INVERSIÓN FINANCIERA	500.000
Incremento de otros activos financieros	500.000
Incremento de disponibilidades	500.000
Incremento de caja	500.000

23

Ministerio Público

Ministerio Público

A0239 Fundación para la Investigación, Capacitación y Desarrollo de la Función Fiscal

A0239

Fundación para la Investigación, Capacitación y Desarrollo de la Función Fiscal

FUNDACIÓN PARA LA INVESTIGACIÓN, CAPACITACIÓN Y DESARROLLO DE LA FUNCIÓN FISCAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación continuará impulsando la investigación, capacitación y desarrollo de la función fiscal en el ámbito nacional e internacional, manteniendo como línea estratégica el fortalecimiento de las capacidades del recurso humano y la difusión de los métodos de investigación técnica, científica, fiscal y penal para el mejoramiento del nivel académico, científico, social y cultural.

Para ello orienta sus esfuerzos a la realización de las siguientes acciones:

- Incrementar los servicios a través de la oferta de programas académicos ajustados a los requerimientos y necesidades de la empresas que lo soliciten, además del diseño de programas de capacitación que atenderán a las diferentes formas de organización del Poder Popular (Consejos Comunales, Empresas de Producción Social, entre otros), así como a los Órganos financiadores de estos.
- Continuar con la oferta de programas de capacitación, que se dicta a los distintos organismos públicos.
- Fortalecer el recurso humano en las diferentes áreas, que coadyuven al logro de las metas propuestas.
- Realización de cursos de especialización y formación académica, para funcionarios abogados que laboran en el Ministerio Público, Sistema de Justicia, abogados de libre ejercicio y estudiantes en la carrera de Derecho que se encuentren cursando los últimos semestres.
- Establecer sinergias con el Ministerio Público para desarrollar programas o proyectos orientados al mejoramiento académico, social, cultural y científico del proceso penal, para contribuir a garantizar los derechos ciudadanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**15.109.427**
INGRESOS CORRIENTES ORDINARIOS	15.089.340
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	9.089.340
Venta de otros bienes y servicios	9.089.340
TRANSFERENCIAS CORRIENTES	6.000.000
Transferencias corrientes del sector público	6.000.000
Transferencias corrientes internas recibidas del sector público	6.000.000
De la República	6.000.000
INGRESOS CORRIENTES EXTRAORDINARIOS	20.087
INGRESOS POR OPERACIONES DIVERSAS	20.087
Otros ingresos extraordinarios	20.087
TOTAL RECURSOS	**15.109.427**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**15.009.427**
GASTOS DE CONSUMO	15.009.427
Remuneraciones	5.010.768
Sueldos, salarios y otras retribuciones	2.811.268
Beneficios y complementos de sueldos y salarios	608.000
Aportes patronales	732.500
Prestaciones sociales y otras indemnizaciones	720.000
Asistencia socioeconómica	139.000
Compra de bienes y servicios	9.006.011
Bienes de consumo	3.371.545
Servicios no personales	5.634.466
Impuestos indirectos	992.648
GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
TOTAL GASTOS	**15.109.427**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121982	Desarrollo de las Competencias Profesionales de los Funcionarios del Sistema de Justicia	curso			130	9.089.340				9.089.340
TOTAL						**9.089.340**				**9.089.340**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	20.087	3.092.413			3.112.500
02	Gestión administrativa		2.907.587			2.907.587
TOTAL		**20.087**	**6.000.000**			**6.020.087**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**10**			**10**	**1.298.224**		**1.298.224**
Directivo	1			1	152.000		152.000
Profesional y Técnico	6			6	914.840		914.840
Personal Administrativo	2			2	191.384		191.384
Obrero	1			1	40.000		40.000
Personal Contratado	**4**	**4**		**8**	**1.090.044**		**1.090.044**
Personal Docente	4	4		8	1.090.044		1.090.044
TOTAL	**14**	**4**		**18**	**2.388.268**		**2.388.268**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	5.010.768
4.02	Materiales, suministros y mercancías	3.371.545
4.03	Servicios no personales	6.627.114
4.04	Activos reales	100.000
	TOTAL	**15.109.427**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**15.109.427**
INGRESOS CORRIENTES ORDINARIOS	15.089.340
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	9.089.340
Venta de otros bienes y servicios	9.089.340
TRANSFERENCIAS CORRIENTES	6.000.000
Transferencias corrientes del sector público	6.000.000
Transferencias corrientes internas recibidas del sector público	6.000.000
De la República	6.000.000
Recursos Ordinarios	6.000.000
INGRESOS CORRIENTES EXTRAORDINARIOS	20.087
INGRESOS POR OPERACIONES DIVERSAS	20.087
Otros ingresos extraordinarios	20.087
1.2 GASTOS CORRIENTES	**15.009.427**
GASTOS DE CONSUMO	15.009.427
Remuneraciones	5.010.768
Sueldos, salarios y otras retribuciones	2.811.268
Beneficios y complementos de sueldos y salarios	608.000
Aportes patronales	732.500
Prestaciones sociales y otras indemnizaciones	720.000
Asistencia socioeconómica	139.000
Compra de bienes y servicios	9.006.011
Bienes de consumo	3.371.545
Servicios no personales	5.634.466
Impuestos indirectos	992.648
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**100.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**100.000**
RECURSOS PROPIOS DE CAPITAL	100.000
Ahorro en cuenta corriente	100.000
2.2 GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

25

Procuraduría General de la República

Procuraduría General de la República

A0403 Fundación Procuraduría

A0403

Fundación Procuraduría

FUNDACIÓN PROCURADURÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Procuraduría es una Institución del Estado, con personalidad jurídica y patrimonio propio, sometida al control y tutela de la Procuraduría General de la República. Su objetivo principal consiste en capacitar y desarrollar, en el área de la Ciencia Jurídica, a los abogados que presten sus servicios en la Administración Pública Nacional y a aquellos particulares que deseen ampliar sus conocimientos mediante la realización de cursos, talleres, foros, seminarios, simposios y congresos que contribuyan con su perfil integral.

Para el año 2014 la Fundación requiere intensificar el programa de formación profesional integral dirigido a los abogados y personal administrativo de la Procuraduría General de la República y de la Administración Pública en general, para contribuir con la defensa de los bienes e intereses patrimoniales de la República.

Los objetivos que persigue la Fundación, se plasman en la consecución de su único proyecto "Capacitación jurídico, técnica y administrativa dirigida a las funcionarias y funcionarios de la Procuraduría General de la República", que estima la organización de trescientos (300) talleres con el fin de incrementar la capacidad técnico jurídica de los funcionarios lo cual se traducirá en la consolidación y profundización de su formación jurídica, como herramienta fundamental para la consolidación de su perfil profesional integral.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.000.000**
INGRESOS CORRIENTES ORDINARIOS	1.000.000
TRANSFERENCIAS CORRIENTES	1.000.000
Transferencias corrientes del sector público	1.000.000
Transferencias corrientes internas recibidas del sector público	1.000.000
De la República	1.000.000
TOTAL RECURSOS	**1.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.000.000**
GASTOS DE CONSUMO	754.679
Remuneraciones	259.800
Sueldos, salarios y otras retribuciones	259.800
Compra de bienes y servicios	494.879
Bienes de consumo	186.000
Servicios no personales	308.879
TRANSFERENCIAS Y DONACIONES CORRIENTES	245.321
Al sector privado	245.321
Donaciones corrientes al sector privado	245.321
Donaciones a personas	245.321
TOTAL GASTOS	**1.000.000**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123525	Capacitación jurídico, técnica y administrativa dirigida a las funcionarias y funcionarios de la Procuraduría General de la República,	taller			300		1.000.000			1.000.000
	TOTAL						**1.000.000**			**1.000.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**4**	**2**		**6**	**259.800**		**259.800**
Profesional y Técnico	4	2		6	259.800		259.800
TOTAL	**4**	**2**		**6**	**259.800**		**259.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	259.800
4.02	Materiales, suministros y mercancías	186.000
4.03	Servicios no personales	308.879
4.07	Transferencias y donaciones	245.321
	TOTAL	**1.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.000.000**
INGRESOS CORRIENTES ORDINARIOS	1.000.000
TRANSFERENCIAS CORRIENTES	1.000.000
Transferencias corrientes del sector público	1.000.000
Transferencias corrientes internas recibidas del sector público	1.000.000
De la República	1.000.000
Recursos Ordinarios	1.000.000
1.2 GASTOS CORRIENTES	**1.000.000**
GASTOS DE CONSUMO	754.679
Remuneraciones	259.800
Sueldos, salarios y otras retribuciones	259.800
Compra de bienes y servicios	494.879
Bienes de consumo	186.000
Servicios no personales	308.879
TRANSFERENCIAS Y DONACIONES CORRIENTES	245.321
Al sector privado	245.321
Donaciones corrientes al sector privado	245.321
Donaciones a personas	245.321
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

26

Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz

Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz

A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles

A0220 Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados

A0229 Fundación Venezolana para la Prevención y Tratamiento del Consumo de Drogas (FUNDAPRET)

A0236 Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil

A0270 Fundación Gran Misión a Toda Vida Venezuela

A0423 Fundación Misión Identidad

A0498 Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)

A0940 Instituto Nacional de Transporte Terrestre (INTT)

A1303 Servicio Autónomo de Registros y Notarías (SAREN)

A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)

A1355 Fondo Nacional Antidrogas

A1358 Universidad Nacional Experimental de la Seguridad (UNES)

A1605 Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)

A0054

Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

INSTITUTO AUTÓNOMO DE PREVISIÓN SOCIAL DEL CUERPO DE INVESTIGACIONES CIENTÍFICAS, PENALES Y CRIMINALÍSTICAS (IPSOPOL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas (IPSOPOL), cuenta con el apoyo del Ejecutivo Nacional a través de la asignación de recursos financieros ordinarios, que se destinan a la cancelación de pensiones, jubilaciones, aguinaldos y aportes patronales de la Caja de Ahorros del CICPC, así como también, de todos aquellos funcionarios que han pasado a retiro. Se estima que el número de jubilados y pensionados alcance a la cantidad de 4.883 personas.

El Instituto recibe ingresos propios provenientes de: los aportes y contribuciones que realizan los funcionarios activos y pasivos del IPSOPOL, previsión social y fondo de jubilaciones, intereses financieros que se perciban por las cuentas e inversiones de los aportes colocados en bancos públicos y privados, ingresos varios provenientes del preescolar por niños inscritos de la comunidad. Estos ingresos se destinan a los gastos de funcionamiento del IPSOPOL, principalmente al mantenimiento de los servicios médicos odontológicos que incluye cinco (5) consultorios odontológicos, y demás servicios de atención primaria, para atender a los jubilados, pensionados, funcionarios activos y sus familiares, y la comunidad.

Los ingresos propios se destinan a los gastos de funcionamiento del IPSOPOL, tales como: Gastos de Personal, Materiales y Suministros, Servicios No Personales, Activos Reales, con prioridad en los suministros para los servicios médicos odontológicos, que incluye: cinco (5) consultorios odontológicos, laboratorios, sala de fisiatría y rehabilitación, otros servicios de atención primaria para atender a los jubilados, pensionados, funcionarios activos y sus familiares, así como a la comunidad.

Adicionalmente, se mantiene el preescolar Dtve. José Moreno, que imparte la educación inicial y el acondicionamiento del Club Campestre El Rodeo, con el fin de brindar servicios a los jubilados, pensionados, funcionarios activos y sus familiares, y a la comunidad.

Se mantiene un criterio de austeridad en el gasto de acuerdo a directrices emanadas de nuestro órgano rector. Dentro de la estructura de gastos se tiene contemplado cancelar la suscripción a los beneficios de cobertura del Fondo Administrado de Salud (FASMIJ) del personal contratado del IPSOPOL, igualmente, el otorgamiento de ayudas económicas por motivos de salud a nuestros afiliados.

Se estima que serán atendidas a través de los servicios médicos odontológicos 45.000 personas (Jubilados, Pensionados, personal activo y sus familiares inmediatos y a la comunidad) que requieran atención primaria, exámenes de Laboratorio, Rayos X, Odontología y Rehabilitación.

La matrícula escolar del Preescolar se estima en 175 niños en educación inicial y se esperan 4000 visitantes en las instalaciones del Club Campestre El Rodeo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**239.407.382**
INGRESOS CORRIENTES ORDINARIOS	239.407.382
INGRESOS NO TRIBUTARIOS	44.039.382
Ingresos por aportes y contribuciones a la seguridad social	44.039.382
INGRESOS DE LA PROPIEDAD	2.572.000
Intereses	2.572.000
Intereses internos	2.572.000
Intereses por títulos-valores	2.500.000
Intereses por depósitos	72.000
TRANSFERENCIAS CORRIENTES	192.000.000
Transferencias corrientes del sector público	192.000.000
Transferencias corrientes internas recibidas del sector público	192.000.000
De la República	192.000.000
OTROS INGRESOS	796.000
Otros ingresos ordinarios	796.000
INGRESOS DE CAPITAL	**1.477.580**
RECURSOS PROPIOS DE CAPITAL	1.477.580
Incremento de la depreciación y amortización acumuladas	1.477.580
TOTAL RECURSOS	**240.884.962**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**220.439.962**
GASTOS DE CONSUMO	26.039.962
Remuneraciones	11.684.890
Sueldos, salarios y otras retribuciones	5.713.570
Beneficios y complementos de sueldos y salarios	3.836.919
Aportes patronales	495.019
Prestaciones sociales y otras indemnizaciones	1.299.382
Asistencia socioeconómica	340.000
Compra de bienes y servicios	11.686.233
Bienes de consumo	4.420.461
Servicios no personales	7.265.772
Impuestos indirectos	1.191.259
Depreciación y amortización	1.477.580
TRANSFERENCIAS Y DONACIONES CORRIENTES	194.400.000
Al sector privado	192.900.000
Transferencias corrientes al sector privado	192.000.000
Directas a personas	192.000.000
Pensiones y otros beneficios asociados	40.555.108
Jubilaciones y otros beneficios asociados	151.444.892
Donaciones corrientes al sector privado	900.000
Donaciones a personas	900.000
Al sector público	1.500.000
Transferencias corrientes al sector público	1.400.000
A los entes descentralizados sin fines empresariales para sus gastos	1.400.000
Donaciones corrientes al sector público	100.000
A la República	100.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**3.445.000**
INVERSIÓN REAL DIRECTA	3.445.000
Formación bruta de capital fijo	3.395.000
Maquinaria, equipos y otros bienes muebles	2.130.000
Construcciones de bienes de dominio privado	1.265.000
Bienes intangibles	50.000
APLICACIONES FINANCIERAS	**17.000.000**
INVERSIÓN FINANCIERA	17.000.000
Adquisición de títulos y valores que no otorgan propiedad	17.000.000
Adquisición de títulos y valores a corto plazo	17.000.000
Adquisición de títulos y valores privados	17.000.000
TOTAL GASTOS	**240.884.962**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120566	Refuerzo de los beneficios sociales para los jubilados, pensionados y funcionarios activos del CICPC.	pensión			4.883	17.288.136	192.000.000			209.288.136
TOTAL						**17.288.136**	**192.000.000**			**209.288.136**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	11.719.246				11.719.246
02	Gestión administrativa	19.877.580				19.877.580
TOTAL		**31.596.826**				**31.596.826**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**45**	**26**		**71**	**3.299.196**		**3.299.196**
Profesional y Técnico	25	12		37	2.297.503		2.297.503
Personal Administrativo	20	14		34	1.001.693		1.001.693
TOTAL	**45**	**26**		**71**	**3.299.196**		**3.299.196**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**618**	**465**	**1.083**	**40.555.108**
Empleados	618	465	1.083	40.555.108
Jubilados	**1.000**	**2.800**	**3.800**	**151.444.892**
Empleados	1.000	2.800	3.800	151.444.892
TOTAL	**1.618**	**3.265**	**4.883**	**192.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	11.684.890
4.02	Materiales, suministros y mercancías	4.420.461
4.03	Servicios no personales	8.457.031
4.04	Activos reales	3.445.000
4.05	Activos financieros	17.000.000
4.07	Transferencias y donaciones	194.400.000
4.08	Otros gastos	1.477.580
	TOTAL	**240.884.962**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**239.407.382**
INGRESOS CORRIENTES ORDINARIOS	239.407.382
INGRESOS NO TRIBUTARIOS	44.039.382
Ingresos por aportes y contribuciones a la seguridad social	44.039.382
INGRESOS DE LA PROPIEDAD	2.572.000
Intereses	2.572.000
Intereses internos	2.572.000
Intereses por títulos-valores	2.500.000
Intereses por depósitos	72.000
TRANSFERENCIAS CORRIENTES	192.000.000
Transferencias corrientes del sector público	192.000.000
Transferencias corrientes internas recibidas del sector público	192.000.000
De la República	192.000.000
Recursos Ordinarios	192.000.000
OTROS INGRESOS	796.000
Otros ingresos ordinarios	796.000
1.2 GASTOS CORRIENTES	**220.439.962**
GASTOS DE CONSUMO	26.039.962
Remuneraciones	11.684.890
Sueldos, salarios y otras retribuciones	5.713.570
Beneficios y complementos de sueldos y salarios	3.836.919
Aportes patronales	495.019
Prestaciones sociales y otras indemnizaciones	1.299.382
Asistencia socioeconómica	340.000
Compra de bienes y servicios	11.686.233
Bienes de consumo	4.420.461

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Servicios no personales	7.265.772
Impuestos indirectos	1.191.259
Depreciación y amortización	1.477.580
TRANSFERENCIAS Y DONACIONES CORRIENTES	194.400.000
Al sector privado	192.900.000
Transferencias corrientes al sector privado	192.000.000
Directas a personas	192.000.000
Pensiones y otros beneficios asociados	40.555.108
Jubilaciones y otros beneficios asociados	151.444.892
Donaciones corrientes al sector privado	900.000
Donaciones a personas	900.000
Al sector público	1.500.000
Transferencias corrientes al sector público	1.400.000
A los entes descentralizados sin fines empresariales para sus gastos	1.400.000
Donaciones corrientes al sector público	100.000
A la República	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**18.967.420**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**20.445.000**
RECURSOS PROPIOS DE CAPITAL	20.445.000
Ahorro/ Desahorro en cuenta corriente	18.967.420
Incremento de la depreciación y amortización acumuladas	1.477.580
2.2 GASTOS DE CAPITAL	**3.445.000**
INVERSIÓN REAL DIRECTA	3.445.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Formación bruta de capital fijo	3.395.000
Maquinaria, equipos y otros bienes muebles	2.130.000
Construcciones de bienes de dominio privado	1.265.000
Bienes intangibles	50.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**17.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**17.000.000**
SUPERÁVIT FINANCIERO	17.000.000
3.2 APLICACIONES FINANCIERAS	**17.000.000**
INVERSIÓN FINANCIERA	17.000.000
Adquisición de títulos y valores que no otorgan propiedad	17.000.000
Adquisición de títulos y valores a corto plazo	17.000.000
Adquisición de títulos y valores privados	17.000.000

A0145

Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles

COMISIÓN NACIONAL DE CASINOS, SALAS DE BINGO Y MÁQUINAS TRAGANÍQUELES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles (CNC), es un órgano desconcentrado adscrito al Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz con autonomía funcional, responsable de regular y controlar la explotación de la actividad de casinos, salas de bingo y máquinas traganíqueles en el territorio nacional de conformidad con las normas que rigen la materia y demás disposiciones legales.

Para el presente ejercicio económico financiero, la CNC ejecutará el proyecto "Regulación y Control de Casinos, Salas de Bingo y Máquinas Traganíqueles (Fase III)" mediante el cual continuará ejerciendo acciones de control, inspección y fiscalización de las empresas licenciatarias, empresas relacionadas, y erradicando la proliferación de establecimientos ilegales donde se lleva a cabo de forma ilícita dicha actividad. Aunado a ello, se desarrollan acciones para suprimir la comisión de delitos de delincuencia organizada relacionados con ésta actividad, tales como: legitimación de capitales, financiamiento al terrorismo y contrabando, entre otros, lo cual agrava la situación de ilegalidad y la concluyen en un problema de seguridad nacional, económica y de gran riesgo social. Todo ello con el fin de proteger a la comunidad en general y combatir el delito en todas sus manifestaciones, en concordancia con los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**6.267.456**
INGRESOS CORRIENTES ORDINARIOS	6.267.456
TRANSFERENCIAS CORRIENTES	6.267.456
Transferencias corrientes del sector público	6.267.456
Transferencias corrientes internas recibidas del sector público	6.267.456
De la República	6.267.456
INGRESOS DE CAPITAL	**171.153**
RECURSOS PROPIOS DE CAPITAL	171.153
Incremento de la depreciación y amortización acumuladas	171.153
FUENTES DE FINANCIAMIENTO	**50.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	50.000
Disminución de otros activos financieros	50.000
Disminución de disponibilidades	50.000
Disminución de bancos	50.000
TOTAL RECURSOS	**6.488.609**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**5.863.609**
GASTOS DE CONSUMO	5.743.609
Remuneraciones	3.532.456
Sueldos, salarios y otras retribuciones	1.270.279
Beneficios y complementos de sueldos y salarios	1.720.633
Aportes patronales	84.300
Prestaciones sociales y otras indemnizaciones	66.244
Asistencia socioeconómica	391.000
Compra de bienes y servicios	1.885.300
Bienes de consumo	635.000
Servicios no personales	1.250.300
Impuestos indirectos	154.700
Depreciación y amortización	171.153
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	10.000
Donaciones corrientes al sector privado	10.000
Donaciones a personas	10.000
Al sector público	110.000
Transferencias corrientes al sector público	110.000
A los entes descentralizados sin fines empresariales para sus gastos	110.000
GASTOS DE CAPITAL	**575.000**
INVERSIÓN REAL DIRECTA	575.000
Formación bruta de capital fijo	575.000
Maquinaria, equipos y otros bienes muebles	575.000
APLICACIONES FINANCIERAS	**50.000**
DISMINUCIÓN DE PASIVOS	50.000
Disminución de otros pasivos	50.000
Disminución de otros pasivos a corto plazo	20.000
Disminución de obligaciones de ejercicios anteriores	30.000
TOTAL GASTOS	**6.488.609**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120450	Regulación y Control de Casinos, Salas de Bingo y Máquinas Traganíqueles (Fase III)	inspección			396		2.958.800			2.958.800
TOTAL							**2.958.800**			**2.958.800**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.138.656			3.138.656
02	Gestión administrativa		170.000		221.153	391.153
TOTAL			**3.308.656**		**221.153**	**3.529.809**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**50**	**25**	**7**	**82**	**1.033.814**	**12.000**	**1.045.814**
Alto Nivel y de Dirección	12	7	4	23	421.793		421.793
Directivo	23	8	2	33	297.450	5.000	302.450
Profesional y Técnico	14	8	1	23	265.470	5.000	270.470
Obrero	1	2		3	49.101	2.000	51.101
Personal Contratado	**2**	**4**		**6**	**90.715**		**90.715**
Profesional y Técnico	1			1	16.422		16.422
Personal Administrativo	1	4		5	74.293		74.293
TOTAL	**52**	**29**	**7**	**88**	**1.124.529**	**12.000**	**1.136.529**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.532.456
4.02	Materiales, suministros y mercancías	635.000
4.03	Servicios no personales	1.405.000
4.04	Activos reales	575.000
4.07	Transferencias y donaciones	120.000
4.08	Otros gastos	171.153
4.11	Disminución de pasivos	50.000
	TOTAL	**6.488.609**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.267.456**
INGRESOS CORRIENTES ORDINARIOS	6.267.456
TRANSFERENCIAS CORRIENTES	6.267.456
Transferencias corrientes del sector público	6.267.456
Transferencias corrientes internas recibidas del sector público	6.267.456
De la República	6.267.456
Recursos Ordinarios	6.267.456
1.2 GASTOS CORRIENTES	**5.863.609**
GASTOS DE CONSUMO	5.743.609
Remuneraciones	3.532.456
Sueldos, salarios y otras retribuciones	1.270.279
Beneficios y complementos de sueldos y salarios	1.720.633
Aportes patronales	84.300
Prestaciones sociales y otras indemnizaciones	66.244
Asistencia socioeconómica	391.000
Compra de bienes y servicios	1.885.300
Bienes de consumo	635.000
Servicios no personales	1.250.300
Impuestos indirectos	154.700
Depreciación y amortización	171.153
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	10.000
Donaciones corrientes al sector privado	10.000
Donaciones a personas	10.000
Al sector público	110.000
Transferencias corrientes al sector público	110.000
A los entes descentralizados sin fines empresariales para sus gastos	110.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**403.847**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**575.000**
RECURSOS PROPIOS DE CAPITAL	575.000
Ahorro/ Desahorro en cuenta corriente	403.847
Incremento de la depreciación y amortización acumuladas	171.153
2.2 GASTOS DE CAPITAL	**575.000**
INVERSIÓN REAL DIRECTA	575.000
Formación bruta de capital fijo	575.000
Maquinaria, equipos y otros bienes muebles	575.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**50.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	50.000
Disminución de otros activos financieros	50.000
Disminución de disponibilidades	50.000
Disminución de bancos	50.000
3.2 APLICACIONES FINANCIERAS	**50.000**
DISMINUCIÓN DE PASIVOS	50.000
Disminución de otros pasivos	50.000
Disminución de otros pasivos a corto plazo	20.000
Disminución de obligaciones de ejercicios anteriores	30.000

A0220

Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados

SERVICIO NACIONAL DE ADMINISTRACIÓN Y ENAJENACIÓN DE BIENES ASEGURADOS O INCAUTADOS, CONFISCADOS Y DECOMISADOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Le corresponde al Servicio Nacional de Administración y Enajenación de Bienes Asegurados o Incautados, Confiscados y Decomisados (SNB), ser el órgano encargado de la planificación, organización, funcionamiento, administración, disposición, liquidación, enajenación, custodia, inspección, vigilancia, procedimientos y control dentro y fuera del país, sobre los bienes muebles e inmuebles, capitales, naves y aeronaves, vehículos automotores, obras de arte y joyas, semovientes, activos y haberes bancarios, acciones y derechos asignados por los Tribunales Penales del país, conforme a la ley que regula la materia de drogas, sin perjuicio de otros bienes, derechos y acciones que conforme a su competencia se le atribuyan.

Para continuar el proceso presupuestario y administrativo del SNB se requerirá del Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz un aporte de Bs. 5.000.000,00, lo que permitirá continuar las actividades del SNB, este aporte se fundamenta en consideración a que los procesos para enajenar tanto los bienes patrimoniales como las ventas anticipadas están supeditadas a las decisiones de los tribunales penales competentes, esto determina un grado de incertidumbre en la producción a corto plazo de ingresos que contribuyan al funcionamiento del SNB.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**46.576.741**
INGRESOS CORRIENTES ORDINARIOS	46.576.741
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	36.576.741
Venta de otros bienes y servicios	36.576.741
INGRESOS DE OPERACIÓN	2.000.000
Otros ingresos de operación	2.000.000
INGRESOS DE LA PROPIEDAD	3.000.000
Intereses	3.000.000
Intereses internos	3.000.000
Intereses por depósitos	3.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
INGRESOS DE CAPITAL	**1.059.200**
RECURSOS PROPIOS DE CAPITAL	1.059.200
Incremento de la depreciación y amortización acumuladas	1.059.200
TOTAL RECURSOS	**47.635.941**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**43.160.664**
GASTOS DE CONSUMO	38.299.941
Remuneraciones	29.510.622
Sueldos, salarios y otras retribuciones	5.821.149
Beneficios y complementos de sueldos y salarios	16.396.220
Aportes patronales	2.149.545
Prestaciones sociales y otras indemnizaciones	3.429.626
Asistencia socioeconómica	1.714.082
Compra de bienes y servicios	6.837.300
Bienes de consumo	2.525.476
Servicios no personales	4.311.824
Impuestos indirectos	892.819
Depreciación y amortización	1.059.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.860.723
Al sector público	4.860.723
Transferencias corrientes al sector público	4.860.723
A los entes descentralizados sin fines empresariales para sus gastos	4.860.723
GASTOS DE CAPITAL	**996.000**
INVERSIÓN REAL DIRECTA	996.000
Formación bruta de capital fijo	786.000
Maquinaria, equipos y otros bienes muebles	786.000
Bienes intangibles	210.000
APLICACIONES FINANCIERAS	**3.479.277**
INVERSIÓN FINANCIERA	3.479.277
Incremento de otros activos financieros	3.479.277
Incremento de disponibilidades	3.479.277
Incremento de bancos	3.479.277
TOTAL GASTOS	**47.635.941**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120533	Fortalecimiento de los procesos de administración y enajenación de bienes incautados por el delito de tráfico de drogas	informe			200	26.913.036	3.000.000			29.913.036
TOTAL						**26.913.036**	**3.000.000**			**29.913.036**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	6.483.712	1.000.000			7.483.712
02	Gestión administrativa	9.239.193	1.000.000			10.239.193
TOTAL		**15.722.905**	**2.000.000**			**17.722.905**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**70**	**58**		**128**	**5.821.149**		**5.821.149**
Directivo	6	5		11	374.616		374.616
Profesional y Técnico	50	47		97	4.765.413		4.765.413
Personal Administrativo	12	4		16	544.896		544.896
Obrero	2	2		4	136.224		136.224
TOTAL	**70**	**58**		**128**	**5.821.149**		**5.821.149**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	29.510.622
4.02	Materiales, suministros y mercancías	2.525.476
4.03	Servicios no personales	5.204.643
4.04	Activos reales	996.000
4.05	Activos financieros	3.479.277
4.07	Transferencias y donaciones	4.860.723
4.08	Otros gastos	1.059.200
	TOTAL	**47.635.941**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**46.576.741**
INGRESOS CORRIENTES ORDINARIOS	46.576.741
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	36.576.741
Venta de otros bienes y servicios	36.576.741
INGRESOS DE OPERACIÓN	2.000.000
Otros ingresos de operación	2.000.000
INGRESOS DE LA PROPIEDAD	3.000.000
Intereses	3.000.000
Intereses internos	3.000.000
Intereses por depósitos	3.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
Recursos Ordinarios	5.000.000
1.2 GASTOS CORRIENTES	**43.160.664**
GASTOS DE CONSUMO	38.299.941
Remuneraciones	29.510.622
Sueldos, salarios y otras retribuciones	5.821.149
Beneficios y complementos de sueldos y salarios	16.396.220
Aportes patronales	2.149.545
Prestaciones sociales y otras indemnizaciones	3.429.626
Asistencia socioeconómica	1.714.082
Compra de bienes y servicios	6.837.300
Bienes de consumo	2.525.476
Servicios no personales	4.311.824
Impuestos indirectos	892.819

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Depreciación y amortización	1.059.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.860.723
Al sector público	4.860.723
Transferencias corrientes al sector público	4.860.723
A los entes descentralizados sin fines empresariales para sus gastos	4.860.723
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.416.077**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.475.277**
RECURSOS PROPIOS DE CAPITAL	4.475.277
Ahorro cuenta corriente	3.416.077
Incremento de la depreciación y amortización acumuladas	1.059.200
2.2 GASTOS DE CAPITAL	**996.000**
INVERSIÓN REAL DIRECTA	996.000
Formación bruta de capital fijo	786.000
Maquinaria, equipos y otros bienes muebles	786.000
Bienes intangibles	210.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**3.479.277**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.479.277**
SUPERÁVIT FINANCIERO	3.479.277

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**3.479.277**
INVERSIÓN FINANCIERA	3.479.277
Incremento de otros activos financieros	3.479.277
Incremento de disponibilidades	3.479.277
Incremento de bancos	3.479.277

A0229

Fundación Venezolana para la Prevención y Tratamiento del Consumo de Drogas (FUNDAPRET)

FUNDACIÓN VENEZOLANA PARA LA PREVENCIÓN Y TRATAMIENTO DEL CONSUMO DE DROGAS (FUNDAPRET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Venezolana para la Prevención y Tratamiento del Consumo de Drogas (FUNDAPRET) contribuye con el Desarrollo, Financiamiento y Ejecución de los Planes de Prevención Integral Social, Tratamiento, Rehabilitación y Reincorporación Social, así como de Seguridad y Defensa en el ámbito de control del Tráfico ilícito de Sustancias Estupefacientes Psicotrópicas, desarrollados por la Oficina Nacional Antidrogas, de acuerdo con los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

En virtud de la relevancia de sus funciones FUNDAPRET, requiere la asignación de Recursos Presupuestarios, para desarrollar proyectos dirigidos a la prevención y protección social de niños, niñas, jóvenes, adolescentes, adultos y discapacitados, así como el apoyo en la donación a diferentes organismos de tecnología de punta, equipos automotores, marítimos, aéreos y terrestres, así como la implementación de talleres, cursos, charlas, encuentros, conferencias, seminarios y actividades recreativas y deportivas, dirigidas a la prevención del consumo de drogas.

Su financiamiento lo obtendrá de los aportes ordinarios provenientes de la Ley de Presupuesto y los extraordinarios, que le sean asignados por el órgano de adscripción. Los bienes, derechos y acciones de cualquier naturaleza que le sean transferidos, adscritos o asignados por el Ejecutivo Nacional. Los bienes e ingresos de su gestión, cuya administración se efectuará de conformidad con la legislación correspondiente, referida a estatutos y la normativa aplicable a las fundaciones del Estado; las donaciones, legados, aportes, subvenciones y demás liberaciones que reciba de personas naturales y jurídicas, nacionales e internacionales, de carácter público o privado, previa autorización del Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz. Los bienes o ingresos propios que obtengan por colocaciones e inversiones lícitas, financieras y económicas. Los beneficios que obtengan en la gestión de los programas de financiamiento e inversión dirigidos a las políticas de prevención, tratamiento, rehabilitación y reinserción promovidas por la Oficina Nacional Antidrogas (ONA). Otros aportes, ingresos o bienes que se destinen al cumplimiento de su objeto adquiridos por cualquier otro título.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**780.623.711**
INGRESOS CORRIENTES ORDINARIOS	780.623.711
TRANSFERENCIAS CORRIENTES	754.782.970
Transferencias corrientes del sector público	754.782.970
Transferencias corrientes internas recibidas del sector público	754.782.970
De los entes descentralizados sin fines empresariales	754.782.970
OTROS INGRESOS	25.840.741
Otros ingresos ordinarios	25.840.741
TOTAL RECURSOS	**780.623.711**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**779.996.111**
GASTOS DE CONSUMO	89.538.787
Remuneraciones	15.391.106
Sueldos, salarios y otras retribuciones	4.945.150
Beneficios y complementos de sueldos y salarios	5.246.532
Aportes patronales	4.019.724
Prestaciones sociales y otras indemnizaciones	834.180
Asistencia socioeconómica	345.520
Compra de bienes y servicios	6.219.968
Bienes de consumo	5.128.080
Servicios no personales	1.091.888
Impuestos indirectos	67.927.713
TRANSFERENCIAS Y DONACIONES CORRIENTES	690.457.324
Al sector público	690.457.324
Transferencias corrientes al sector público	830.401
A los entes descentralizados sin fines empresariales para sus gastos	830.401
Donaciones corrientes al sector público	689.626.923
A los entes descentralizados sin fines empresariales	689.626.923
GASTOS DE CAPITAL	**627.600**
INVERSIÓN REAL DIRECTA	627.600
Formación bruta de capital fijo	627.600
Maquinaria, equipos y otros bienes muebles	627.600
TOTAL GASTOS	**780.623.711**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120667	Desarrollar y ejecutar planes y programas a nivel nacional, en materia de prevención y consumo de drogas	comunidad			12.560.165				754.782.970	754.782.970
TOTAL									**754.782.970**	**754.782.970**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	15.405.794				15.405.794
02	Gestión administrativa	10.434.947				10.434.947
TOTAL		**25.840.741**				**25.840.741**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**13**	**21**		**34**	**2.189.700**		**2.189.700**
Directivo	1	1		2	140.400		140.400
Profesional y Técnico	10	17		27	1.817.400		1.817.400
Personal Administrativo	2	3		5	231.900		231.900
TOTAL	**13**	**21**		**34**	**2.189.700**		**2.189.700**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	15.391.106
4.02	Materiales, suministros y mercancías	5.128.080
4.03	Servicios no personales	69.019.601
4.04	Activos reales	627.600
4.07	Transferencias y donaciones	690.457.324
	TOTAL	**780.623.711**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**780.623.711**
INGRESOS CORRIENTES ORDINARIOS	780.623.711
TRANSFERENCIAS CORRIENTES	754.782.970
Transferencias corrientes del sector público	754.782.970
Transferencias corrientes internas recibidas del sector público	754.782.970
De los entes descentralizados sin fines empresariales	754.782.970
OTROS INGRESOS	25.840.741
Otros ingresos ordinarios	25.840.741
1.2 GASTOS CORRIENTES	**779.996.111**
GASTOS DE CONSUMO	89.538.787
Remuneraciones	15.391.106
Sueldos, salarios y otras retribuciones	4.945.150
Beneficios y complementos de sueldos y salarios	5.246.532
Aportes patronales	4.019.724
Prestaciones sociales y otras indemnizaciones	834.180
Asistencia socioeconómica	345.520
Compra de bienes y servicios	6.219.968
Bienes de consumo	5.128.080
Servicios no personales	1.091.888
Impuestos indirectos	67.927.713
TRANSFERENCIAS Y DONACIONES CORRIENTES	690.457.324
Al sector público	690.457.324
Transferencias corrientes al sector público	830.401
A los entes descentralizados sin fines empresariales para sus gastos	830.401

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector público	689.626.923
A los entes descentralizados sin fines empresariales	689.626.923
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**627.600**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**627.600**
RECURSOS PROPIOS DE CAPITAL	627.600
Ahorro/ Desahorro en cuenta corriente	627.600
2.2 GASTOS DE CAPITAL	**627.600**
INVERSIÓN REAL DIRECTA	627.600
Formación bruta de capital fijo	627.600
Maquinaria, equipos y otros bienes muebles	627.600
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0236

Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil

FONDO NACIONAL DE BOMBEROS Y BOMBERAS Y ADMINISTRACIÓN DE EMERGENCIAS DE CARÁCTER CIVIL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Fondo Nacional de Bomberos y Bomberas y Administración de Emergencias de Carácter Civil (FONBE), tiene como propósito promover la prevención de accidentes y hechos violentos; razón por la cual es competente desarrollar programas y proyectos que permitan la capacitación del talento humano y la implementación de planes de dotación a los Cuerpos de Bomberos y Bomberas de Administración de Emergencia de Carácter Civil a nivel Nacional, impulsando de esta manera el avance tecnológico y de capacitación en función de consolidar los procesos de recaudación de fondos y de identificación de las diferentes condiciones de riesgo, amenaza y vulnerabilidad en espacios tanto públicos como privados, así como también salvaguardar la vida y los bienes de la ciudadanía ante los riesgos de incendios u otros siniestros, enmarcado dentro de los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

Cabe destacar, la importancia que tiene para avanzar en la conformación de la nueva estructura social, a través del trabajo mancomunado con los organismos competentes en materia de atención de emergencias y prevención de riesgos y desastres, con la finalidad de promover el fortalecimiento institucional que permita la atención directa y permanente de las emergencias de índole socio-naturales u otro origen.

El patrimonio y los ingresos FONBE estarán constituidos por:

- El aporte equivalente al uno por ciento (1%) del monto de las primas de las pólizas de seguro cobradas por las entidades aseguradoras en el ramo de incendios.
- Los recursos propios de capital equivalentes al incremento de la depreciación acumulada de máquinas, muebles y demás equipos de oficina y alojamiento.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**10.600.000**
INGRESOS CORRIENTES ORDINARIOS	10.600.000
OTROS INGRESOS	10.600.000
Otros ingresos ordinarios	10.600.000
INGRESOS DE CAPITAL	**6.528**
RECURSOS PROPIOS DE CAPITAL	6.528
Incremento de la depreciación y amortización acumuladas	6.528
FUENTES DE FINANCIAMIENTO	**7.609.418**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.609.418
Disminución de otros activos financieros	7.609.418
Disminución de disponibilidades	7.609.418
Disminución de bancos	7.609.418
TOTAL RECURSOS	**18.215.946**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**13.126.037**
GASTOS DE CONSUMO	6.093.037
Remuneraciones	4.746.025
Sueldos, salarios y otras retribuciones	2.002.312
Beneficios y complementos de sueldos y salarios	1.773.711
Aportes patronales	195.487
Prestaciones sociales y otras indemnizaciones	411.641
Asistencia socioeconómica	362.874
Compra de bienes y servicios	1.133.314
Bienes de consumo	520.832
Servicios no personales	612.482
Impuestos indirectos	207.170
Depreciación y amortización	6.528
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.033.000
Al sector privado	83.000
Donaciones corrientes al sector privado	83.000
Donaciones a personas	83.000
Al sector público	6.950.000
Transferencias corrientes al sector público	550.000
A los entes descentralizados sin fines empresariales para sus gastos	550.000
Donaciones corrientes al sector público	6.400.000
A los entes descentralizados sin fines empresariales	6.400.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**5.089.909**
INVERSIÓN REAL DIRECTA	804.909
Formación bruta de capital fijo	353.909
Maquinaria, equipos y otros bienes muebles	353.909
Bienes intangibles	451.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	4.285.000
Al sector público	4.285.000
Donaciones de capital al sector público	4.285.000
A los entes descentralizados sin fines empresariales	4.285.000
TOTAL GASTOS	**18.215.946**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120874	Fortalecer los distintos cuerpos de bomberos y bomberas a nivel nacional.	solicitud			33	10.600.000				10.600.000
TOTAL						**10.600.000**				**10.600.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	4.770.025				4.770.025
02	Gestión administrativa	2.845.921				2.845.921
TOTAL		**7.615.946**				**7.615.946**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**6**	**10**		**16**	**1.102.493**		**1.102.493**
Directivo		3		3	250.320		250.320
Profesional y Técnico	6	7		13	852.173		852.173
TOTAL	**6**	**10**		**16**	**1.102.493**		**1.102.493**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.746.025
4.02	Materiales, suministros y mercancías	520.832
4.03	Servicios no personales	819.652
4.04	Activos reales	804.909
4.07	Transferencias y donaciones	11.318.000
4.08	Otros gastos	6.528
	TOTAL	**18.215.946**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**10.600.000**
INGRESOS CORRIENTES ORDINARIOS	10.600.000
OTROS INGRESOS	10.600.000
Otros ingresos ordinarios	10.600.000
1.2 GASTOS CORRIENTES	**13.126.037**
GASTOS DE CONSUMO	6.093.037
Remuneraciones	4.746.025
Sueldos, salarios y otras retribuciones	2.002.312
Beneficios y complementos de sueldos y salarios	1.773.711
Aportes patronales	195.487
Prestaciones sociales y otras indemnizaciones	411.641
Asistencia socioeconómica	362.874
Compra de bienes y servicios	1.340.484
Bienes de consumo	520.832
Servicios no personales	819.652
Depreciación y amortización	6.528
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.033.000
Al sector privado	83.000
Donaciones corrientes al sector privado	83.000
Donaciones a personas	83.000
Al sector público	6.950.000
Transferencias corrientes al sector público	550.000
A los entes descentralizados sin fines empresariales para sus gastos	550.000
Donaciones corrientes al sector público	6.400.000
A los entes descentralizados sin fines empresariales	6.400.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.526.037)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.519.509)**
RECURSOS PROPIOS DE CAPITAL	(2.519.509)
Ahorro/ Desahorro en cuenta corriente	(2.526.037)
Incremento de la depreciación y amortización acumuladas	6.528
2.2 GASTOS DE CAPITAL	**5.089.909**
INVERSIÓN REAL DIRECTA	804.909
Formación bruta de capital fijo	353.909
Maquinaria, equipos y otros bienes muebles	353.909
Bienes intangibles	451.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	4.285.000
Al sector público	4.285.000
Donaciones de capital al sector público	4.285.000
A los entes descentralizados sin fines empresariales	4.285.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(7.609.418)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**7.609.418**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.609.418
Disminución de otros activos financieros	7.609.418
Disminución de disponibilidades	7.609.418
Disminución de bancos	7.609.418
3.2 APLICACIONES FINANCIERAS	**7.609.418**
DÉFICIT FINANCIERO	7.609.418

A0270

Fundación Gran Misión a Toda Vida Venezuela

FUNDACIÓN GRAN MISIÓN A TODA VIDA VENEZUELA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Gran Misión "A Toda Vida Venezuela" tiene como misión fundamental: diseñar, construir, implementar y darle seguimiento a una política pública de seguridad ciudadana y convivencia, que sea integral, participativa, de alcance nacional y debidamente coordinada y articulada con los distintos organismos públicos, organizaciones sociales y comunidades interesadas en la construcción de una sociedad más justa y amante de la paz, donde el derecho a la vida esté plenamente garantizado, en concordancia con los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

Para el presente ejercicio económico financiero, la Fundación propone un Plan Operativo Anual Institucional conformado por tres proyectos y dos acciones centralizadas, los cuales tienen como objetivo desarrollar e implementar planes y proyectos en materia de seguridad ciudadana y promoción de la convivencia solidaria que coadyuven a disminuir la ocurrencia de situaciones vinculadas con el delito, faltas, accidentalidad vial, desastres o emergencias que constituyan amenaza, vulnerabilidad o riesgo para el disfrute de los derechos de la población, a través de la modificación de las condiciones estructurales, situacionales e institucionales que las hacen posible, en el campo de la prevención y el control penal ajustado a derecho, en un marco de estímulo a la organización y movilización popular, la búsqueda de la igualdad social sustantiva y con perspectiva de derechos humanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**29.437.246**
INGRESOS CORRIENTES ORDINARIOS	29.437.246
TRANSFERENCIAS CORRIENTES	29.437.246
Transferencias corrientes del sector público	29.437.246
Transferencias corrientes internas recibidas del sector público	29.437.246
De la República	29.437.246
FUENTES DE FINANCIAMIENTO	**200.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000.000
Disminución de otros activos financieros	200.000.000
Disminución de disponibilidades	200.000.000
Disminución de bancos	200.000.000
TOTAL RECURSOS	**229.437.246**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**228.001.476**
GASTOS DE CONSUMO	26.613.254
Remuneraciones	23.258.105
Sueldos, salarios y otras retribuciones	6.975.003
Beneficios y complementos de sueldos y salarios	8.657.449
Aportes patronales	1.982.015
Prestaciones sociales y otras indemnizaciones	4.482.610
Asistencia socioeconómica	1.161.028
Compra de bienes y servicios	2.608.616
Bienes de consumo	255.975
Servicios no personales	2.352.641
Impuestos indirectos	746.533
TRANSFERENCIAS Y DONACIONES CORRIENTES	201.388.222
Al sector privado	40.000
Donaciones corrientes al sector privado	40.000
Donaciones a personas	40.000
Al sector público	201.348.222
Transferencias corrientes al sector público	1.323.173
A los entes descentralizados sin fines empresariales para sus gastos	1.323.173
Donaciones corrientes al sector público	200.025.049
A la República	200.025.049

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**1.435.770**
INVERSIÓN REAL DIRECTA	866.297
Formación bruta de capital fijo	849.017
Edificios e instalaciones	173.084
Maquinaria, equipos y otros bienes muebles	651.464
Construcciones de bienes de dominio privado	24.469
Bienes intangibles	17.280
TRANSFERENCIAS Y DONACIONES DE CAPITAL	569.473
Al sector público	569.473
Donaciones de capital al sector público	569.473
A la República	569.473
TOTAL GASTOS	**229.437.246**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120903	Fortalecimiento de la Seguridad Ciudadana y Convivencia Solidaria	acción			6	200.000.000	1.177.500			201.177.500
121018	Puesta en marcha de medios alternativos y resolución de conflictos	centro			1		706.500			706.500
121054	Implementación de Unidades Socio-Productivas y Artísticas Pilotos en Ciudad Caribia y Ciudad Belén.	unidad			2		471.000			471.000
	TOTAL					200.000.000	2.355.000			202.355.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		23.549.796			23.549.796
02	Gestión administrativa		3.532.450			3.532.450
	TOTAL		27.082.246			27.082.246

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**40.500**		**40.500**
Alto Nivel y de Dirección		1		1	40.500		40.500
Personal Contratado	**74**	**59**		**133**	**3.076.119**		**3.076.119**
Directivo	6	6		12	215.716		215.716
Profesional y Técnico	55	40		95	2.356.362		2.356.362
Personal Administrativo	13	13		26	504.041		504.041
TOTAL	**74**	**60**		**134**	**3.116.619**		**3.116.619**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	23.258.105
4.02	Materiales, suministros y mercancías	255.975
4.03	Servicios no personales	3.099.174
4.04	Activos reales	866.297
4.07	Transferencias y donaciones	201.957.695
	TOTAL	**229.437.246**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.437.246**
INGRESOS CORRIENTES ORDINARIOS	29.437.246
TRANSFERENCIAS CORRIENTES	29.437.246
Transferencias corrientes del sector público	29.437.246
Transferencias corrientes internas recibidas del sector público	29.437.246
De la República	29.437.246
Recursos Ordinarios	29.437.246
1.2 GASTOS CORRIENTES	**228.001.476**
GASTOS DE CONSUMO	26.613.254
Remuneraciones	23.258.105
Sueldos, salarios y otras retribuciones	6.975.003
Beneficios y complementos de sueldos y salarios	8.657.449
Aportes patronales	1.982.015
Prestaciones sociales y otras indemnizaciones	4.482.610
Asistencia socioeconómica	1.161.028
Compra de bienes y servicios	2.608.616
Bienes de consumo	255.975
Servicios no personales	2.352.641
Impuestos indirectos	746.533
TRANSFERENCIAS Y DONACIONES CORRIENTES	201.388.222
Al sector privado	40.000
Donaciones corrientes al sector privado	40.000
Donaciones a personas	40.000
Al sector público	201.348.222
Transferencias corrientes al sector público	1.323.173
A los entes descentralizados sin fines empresariales para sus gastos	1.323.173

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector público	200.025.049
A la República	200.025.049
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(198.564.230)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(198.564.230)**
RECURSOS PROPIOS DE CAPITAL	(198.564.230)
Ahorro/ Desahorro en cuenta corriente	(198.564.230)
2.2 GASTOS DE CAPITAL	**1.435.770**
INVERSIÓN REAL DIRECTA	866.297
Formación bruta de capital fijo	849.017
Edificios e instalaciones	173.084
Maquinaria, equipos y otros bienes muebles	651.464
Construcciones de bienes de dominio privado	24.469
Bienes intangibles	17.280
TRANSFERENCIAS Y DONACIONES DE CAPITAL	569.473
Al sector público	569.473
Donaciones de capital al sector público	569.473
A la República	569.473
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(200.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**200.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000.000
Disminución de otros activos financieros	200.000.000
Disminución de disponibilidades	200.000.000
Disminución de bancos	200.000.000
3.2 APLICACIONES FINANCIERAS	**200.000.000**
DÉFICIT FINANCIERO	200.000.000

A0423

Fundación Misión Identidad

FUNDACIÓN MISIÓN IDENTIDAD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Misión Identidad, como ente de apoyo al Servicio Administrativo de Identificación, Migración y Extranjería (SAIME), específicamente en la emisión de cédulas de identidad y en la ejecución de los proyectos de transformación y modernización de la infraestructura física y su plataforma tecnológica, tiene el compromiso de seguir encaminando sus esfuerzos en la implantación del proyecto de cedulación electrónica, aportando la adecuación de la infraestructura y del talento humano capacitado para mejorar significativamente la operatividad del sistema de identificación, migración y extranjería.

Continuando con la misión de la Fundación Misión Identidad, de otorgar apoyo a la ejecución de las actividades relacionadas con los programas y proyectos contenidos en el Plan Extraordinario Misión Identidad, así como coadyuvar en los procesos de otorgamiento de documentos públicos que demuestren la identidad de los ciudadanos (as) y a los fines de salvaguardar los derechos constitucionales que posee toda persona de obtener un nombre propio y los documentos que comprueben su identidad biológica, para el período 2014, prevé mantener el proceso de cedulación actual por renovación a través de la emisión de 1.800.000 documentos de identificación, a fin de proveer a los ciudadanos que no posean la cédula de identidad, ya sea por extravío, pérdida, robo o cualquier otra eventualidad, de un medio de identificación fiable, rápido y veraz mientras se concluye el proceso de transición de la Cédula Electrónica y, seguir ofreciendo un servicio de excelente calidad a los usuarios, perfeccionando sus métodos de atención al pueblo, contribuyendo a satisfacer las necesidades en materia de identificación, derecho consagrado en la Carta Magna de la República Bolivariana de Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**212.590.077**
INGRESOS CORRIENTES ORDINARIOS	212.590.077
TRANSFERENCIAS CORRIENTES	212.590.077
Transferencias corrientes del sector público	212.590.077
Transferencias corrientes internas recibidas del sector público	212.590.077
De la República	212.590.077
INGRESOS DE CAPITAL	**346.516**
RECURSOS PROPIOS DE CAPITAL	346.516
Incremento de la depreciación y amortización acumuladas	346.516
TOTAL RECURSOS	**212.936.593**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**212.936.593**
GASTOS DE CONSUMO	201.436.593
Remuneraciones	199.653.335
Sueldos, salarios y otras retribuciones	83.887.872
Beneficios y complementos de sueldos y salarios	47.267.989
Aportes patronales	11.614.148
Prestaciones sociales y otras indemnizaciones	22.183.229
Asistencia socioeconómica	34.700.097
Compra de bienes y servicios	1.159.719
Servicios no personales	1.159.719
Impuestos indirectos	277.023
Depreciación y amortización	346.516
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.500.000
Al sector público	11.500.000
Transferencias corrientes al sector público	11.500.000
A los entes descentralizados sin fines empresariales para sus gastos	11.500.000
TOTAL GASTOS	**212.936.593**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120434	Emitir cédulas de identidad a los ciudadanos venezolanos que habitan en las zonas de difícil acceso.	cédula de identidad			1.800.000		140.416.540			140.416.540
TOTAL							**140.416.540**			**140.416.540**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		60.673.537			60.673.537
02	Gestión administrativa	346.516	11.500.000			11.846.516
TOTAL		**346.516**	**72.173.537**			**72.520.053**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**1.432**	**2.139**		**3.571**	**74.445.325**		**74.445.325**
Profesional y Técnico	637	949		1.586	36.081.500		36.081.500
Personal Administrativo	795	1.190		1.985	38.363.825		38.363.825
TOTAL	**1.432**	**2.139**		**3.571**	**74.445.325**		**74.445.325**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	199.653.335
4.03	Servicios no personales	1.436.742
4.07	Transferencias y donaciones.	11.500.000
4.08	Otros gastos	346.516
	TOTAL	**212.936.593**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**212.590.077**
INGRESOS CORRIENTES ORDINARIOS	212.590.077
TRANSFERENCIAS CORRIENTES	212.590.077
Transferencias corrientes del sector público	212.590.077
Transferencias corrientes internas recibidas del sector público	212.590.077
De la República	212.590.077
Recursos Ordinarios	212.590.077
Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz	185.992.077
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	26.598.000
1.2 GASTOS CORRIENTES	**212.936.593**
GASTOS DE CONSUMO	201.436.593
Remuneraciones	199.653.335
Sueldos, salarios y otras retribuciones	83.887.872
Beneficios y complementos de sueldos y salarios	47.267.989
Aportes patronales	11.614.148
Prestaciones sociales y otras indemnizaciones	22.183.229
Asistencia socioeconómica	34.700.097
Compra de bienes y servicios	1.159.719
Servicios no personales	1.159.719
Impuestos indirectos	277.023
Depreciación y amortización	346.516
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.500.000
Al sector público	11.500.000
Transferencias corrientes al sector público	11.500.000
A los entes descentralizados sin fines empresariales para sus gastos	11.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(346.516)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en cuenta corriente	(346.516)
Incremento de la depreciación y amortización acumuladas	346.516
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0498

Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)

FUNDACIÓN PARA LA ASISTENCIA SOCIAL DE LA POLICÍA METROPOLITANA (FUNDAPOL).

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL) contribuye a prestar servicios de bienestar social a los trabajadores de la extinta Policía Metropolitana y a su grupo familiar, logrando satisfacer con todos los beneficios que esta fundación les brinda, así como cumplir con los compromisos laborales, los gastos de mantenimiento entre otros.

FUNDAPOL por estar asociada a un Cuerpo Policial liquidado, presenta el presupuesto para el ejercicio económico financiero 2014 con la expectativa de funcionar parcialmente, dado que actualmente adelanta su supresión, razón por la cual se financia con la recuperación de los préstamos efectuados a los ex funcionarios que prestaron servicios en la Policía Metropolitana.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS DE CAPITAL	**465.780**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	465.780
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	465.780
Al sector privado	465.780
TOTAL RECURSOS	**465.780**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**415.780**
GASTOS DE CONSUMO	415.780
Remuneraciones	414.522
Sueldos, salarios y otras retribuciones	196.694
Beneficios y complementos de sueldos y salarios	217.828
Compra de bienes y servicios	1.258
Servicios no personales	1.258
APLICACIONES FINANCIERAS	**50.000**
DISMINUCIÓN DE PASIVOS	50.000
Disminución de cuentas y efectos por pagar	30.000
Disminución de cuentas y efectos por pagar a corto plazo	30.000
Disminución de aportes patronales y retenciones laborales por pagar	30.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	30.000
Disminución de otros pasivos	20.000
Disminución de otros pasivos a corto plazo	20.000
TOTAL GASTOS	**465.780**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120561	Liquidación de los haberes de la Policía Metropolitana y el personal que labora en FUNDAPOL.	expediente			700	415.780				415.780
TOTAL						**415.780**				**415.780**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	50.000				50.000
	TOTAL	**50.000**				**50.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**15**	**12**		**27**	**84.335**		**84.335**
Alto Nivel y de Dirección		1		1	2.973		2.973
Directivo	2	3		5	14.865		14.865
Profesional y Técnico	3	4		7	23.408		23.408
Personal Administrativo	10	4		14	43.089		43.089
Personal Contratado		**1**		**1**	**4.000**		**4.000**
Personal Administrativo		1		1	4.000		4.000
TOTAL	**15**	**13**		**28**	**88.335**		**88.335**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	414.522
4.03	Servicios no personales	1.258
4.11	Disminución de pasivos	50.000
	TOTAL	**465.780**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTAS CORRIENTES	
1.1..INGRESOS CORRIENTES	**0**
1.2 GASTOS CORRIENTES	**415.780**
GASTOS DE CONSUMO	415.780
Remuneraciones	414.522
Sueldos, salarios y otras retribuciones	196.694
Beneficios y complementos de sueldos y salarios	217.828
Compra de bienes y servicios	1.258
Servicios no personales	1.258
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(415.780)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**50.000**
RECURSOS PROPIOS DE CAPITAL	(415.780)
Ahorro/ Desahorro en cuenta corriente	(415.780)
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	465.780
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	465.780
Al sector privado	465.780
2.2 GASTOS DE CAPITAL	0
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**50.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**50.000**
SUPERÁVIT FINANCIERO	50.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**50.000**
DISMINUCIÓN DE PASIVOS	50.000
Disminución de cuentas y efectos por pagar	30.000
Disminución de cuentas y efectos por pagar a corto plazo	30.000
Disminución de aportes patronales y retenciones laborales por pagar	30.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	30.000
Disminución de otros pasivos	20.000
Disminución de otros pasivos a corto plazo	20.000

A0940

Instituto Nacional de Transporte Terrestre (INTT)

INSTITUTO NACIONAL DE TRANSPORTE TERRESTRE (INTT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Transporte Terrestre tiene como fuente de financiamiento, las tasas estipuladas a cobrar por la producción de bienes y servicios que ofrece a la colectividad, según lo establecido en la Ley de Transporte Terrestre, el cual reza: "Los ingresos del Instituto Nacional de Transporte Terrestre están constituidos por:

- Todos los ingresos que obtenga como resultado de su gestión, así como el producto resultante de sus actividades económicas con personas naturales o jurídicas, nacionales o extranjeras.
- Los ingresos derivados de las multas impuestas y constancias de revisión, efectuadas por el Cuerpo Técnico de Vigilancia del Transporte Terrestre.
- Los ingresos derivados de las multas impuestas por la Gerencia de Transporte Terrestre.
- Los ingresos que le sean asignados en la Ley de Presupuesto Anual de cada ejercicio fiscal y los recursos extraordinarios que le acuerde el Ejecutivo Nacional.
- Los derechos y acciones que adquiera por cualquier acto jurídico.
- Las tasas y tarifas producto de sus servicios y habilidades.
- Los demás recursos que lícitamente obtenga por cualquier concepto.

El Instituto Nacional de Transporte Terrestre, tiene como política fundamental de gastos, la inversión en infraestructura y en tecnología para mejorar y optimizar los servicios que presta, además de cumplir cabalmente con las funciones delegadas por Ley: "Es de la competencia del Poder Público Nacional en materia de transporte terrestre, lo relacionado con licencias de conducir; el Registro Nacional de Vehículos y de Conductores y Conductoras, tipología de unidades de transporte, condiciones de carácter nacional para la prestación de los servicios de transporte de uso público y de uso privado de personas, el transporte terrestre público de pasajeros y pasajeras en rutas suburbanas e interurbanas, sin menoscabo de las competencias que la ley y los reglamentos atribuyan a los municipios o gobiernos metropolitanos, el régimen sancionatorio, el control y fiscalización del tránsito en la vialidad, sin perjuicio de las competencias de los estados y municipios; los servicios conexos de carácter nacional, los procedimientos por accidentes de tránsito, las normas técnicas y administrativas para la construcción, mantenimiento y gestión de la vialidad, así como la actuación en el otorgamiento de concesiones, el ordenamiento de las estaciones de peajes, el establecimiento de las tarifas en el ámbito nacional y las demás que atribuya la ley".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.490.617.335**
INGRESOS CORRIENTES ORDINARIOS	1.490.617.335
INGRESOS NO TRIBUTARIOS	1.296.815.685
Tasas	1.296.815.685
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	29.777.872
Venta de otros bienes y servicios	29.777.872
TRANSFERENCIAS CORRIENTES	1.115.769
Transferencias corrientes del sector público	1.115.769
Transferencias corrientes internas recibidas del sector público	1.115.769
De los entes descentralizados con fines empresariales petroleros	1.115.769
OTROS INGRESOS	162.908.009
Diversos ingresos	162.908.009
Multas por varios ramos	162.908.009
INGRESOS DE CAPITAL	**20.969.317**
RECURSOS PROPIOS DE CAPITAL	20.969.317
Incremento de la depreciación y amortización acumuladas	20.969.317
TOTAL RECURSOS	**1.511.586.652**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.373.941.536**
GASTOS DE CONSUMO	1.169.884.332
Remuneraciones	672.524.817
Sueldos, salarios y otras retribuciones	282.197.835
Beneficios y complementos de sueldos y salarios	216.350.456
Aportes patronales	41.891.454
Prestaciones sociales y otras indemnizaciones	76.357.652
Asistencia socioeconómica	55.727.420
Compra de bienes y servicios	416.698.044
Bienes de consumo	248.013.290
Servicios no personales	168.684.754
Impuestos indirectos	59.692.154
Depreciación y amortización	20.969.317
TRANSFERENCIAS Y DONACIONES CORRIENTES	204.057.204
Al sector privado	58.894.001
Transferencias corrientes al sector privado	43.829.204
Directas a personas	43.829.204
Pensiones y otros beneficios asociados	9.897.073
Jubilaciones y otros beneficios asociados	33.932.131
Donaciones corrientes al sector privado	15.064.797
Donaciones a personas	15.064.797

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	145.163.203
Transferencias corrientes al sector público	80.000.000
A los entes descentralizados sin fines empresariales para sus gastos	80.000.000
Donaciones corrientes al sector público	65.163.203
A los entes descentralizados sin fines empresariales	65.163.203
GASTOS DE CAPITAL	**137.645.116**
INVERSIÓN REAL DIRECTA	137.645.116
Formación bruta de capital fijo	135.725.116
Maquinaria, equipos y otros bienes muebles	135.725.116
Bienes intangibles	1.920.000
TOTAL GASTOS	**1.511.586.652**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120935	Modernización del Servicio Nacional de Registro de Conductores y Vehículos.	trámite			4.000.000	729.423.632				729.423.632
121001	Prestación de servicios en materia de transporte, educación y seguridad vial del país.	servicio			2.684.835	296.001.352				296.001.352
TOTAL						**1.025.424.984**				**1.025.424.984**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	185.188.614				185.188.614
02	Gestión administrativa	257.143.850				257.143.850
03	Previsión y protección social	43.829.204				43.829.204
TOTAL		**486.161.668**				**486.161.668**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**931**	**823**	**502**	**2.256**	**92.741.075**	**41.648.220**	**134.389.295**
Alto Nivel y de Dirección		1		1	74.588		74.588
Directivo	18	18	4	40	2.145.958		2.145.958
Profesional y Técnico	321	159	350	830	33.114.381	17.097.594	50.211.975
Personal Administrativo	378	222	148	748	29.380.280	15.162.018	44.542.298
Obrero	214	423		637	28.025.868	9.388.608	37.414.476
Personal Contratado	**373**	**395**		**768**	**46.654.180**		**46.654.180**
Profesional y Técnico	180	157		337	20.471.951		20.471.951
Personal Administrativo	193	238		431	26.182.229		26.182.229
TOTAL	**1.304**	**1.218**	**502**	**3.024**	**139.395.255**	**41.648.220**	**181.043.475**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**49**	**26**	**75**	**9.897.073**
Obreros	7	5	12	1.915.019
Empleados	42	21	63	7.982.054
Jubilados	**178**	**84**	**262**	**33.932.131**
Obreros	9	15	24	2.714.571
Empleados	169	69	238	31.217.560
TOTAL	**227**	**110**	**337**	**43.829.204**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	672.524.817
4.02	Materiales, suministros y mercancías	248.013.290
4.03	Servicios no personales	228.376.908
4.04	Activos reales	137.645.116
4.07	Transferencias y donaciones	204.057.204
4.08	Otros gastos	20.969.317
	TOTAL	**1.511.586.652**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.490.617.335**
INGRESOS CORRIENTES ORDINARIOS	1.490.617.335
INGRESOS NO TRIBUTARIOS	1.296.815.685
Tasas	1.296.815.685
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	29.777.872
Venta de otros bienes y servicios	29.777.872
TRANSFERENCIAS CORRIENTES	1.115.769
Transferencias corrientes del sector público	1.115.769
Transferencias corrientes internas recibidas del sector público	1.115.769
De los entes descentralizados con fines empresariales petroleros	1.115.769
OTROS INGRESOS	162.908.009
Diversos ingresos	162.908.009
Multas por varios ramos	162.908.009
1.2 GASTOS CORRIENTES	**1.373.941.536**
GASTOS DE CONSUMO	1.169.884.332
Remuneraciones	672.524.817
Sueldos, salarios y otras retribuciones	282.197.835
Beneficios y complementos de sueldos y salarios	216.350.456
Aportes patronales	41.891.454
Prestaciones sociales y otras indemnizaciones	76.357.652
Asistencia socioeconómica	55.727.420

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Compra de bienes y servicios	416.698.044
Bienes de consumo	248.013.290
Servicios no personales	168.684.754
Impuestos indirectos	59.692.154
Depreciación y amortización	20.969.317
TRANSFERENCIAS Y DONACIONES CORRIENTES	204.057.204
Al sector privado	58.894.001
Transferencias corrientes al sector privado	43.829.204
Directas a personas	43.829.204
Pensiones y otros beneficios asociados	9.897.073
Jubilaciones y otros beneficios asociados	33.932.131
Donaciones corrientes al sector privado	15.064.797
Donaciones a personas	15.064.797
Al sector público	145.163.203
Transferencias corrientes al sector público	80.000.000
A los entes descentralizados sin fines empresariales para sus gastos	80.000.000
Donaciones corrientes al sector público	65.163.203
A los entes descentralizados sin fines empresariales	65.163.203
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**116.675.799**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**137.645.116**
RECURSOS PROPIOS DE CAPITAL	137.645.116

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Ahorro/ Desahorro en cuenta corriente	116.675.799
Incremento de la depreciación y amortización acumuladas	20.969.317
2.2 GASTOS DE CAPITAL	**137.645.116**
INVERSIÓN REAL DIRECTA	137.645.116
Formación bruta de capital fijo	135.725.116
Maquinaria, equipos y otros bienes muebles	135.725.116
Bienes intangibles	1.920.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1303

Servicio Autónomo de Registros y Notarías (SAREN)

SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS (SAREN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo de Registros y Notarías, adscrito al Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz, tiene como objetivo principal regular la organización, funcionamiento, administración y competencias de Registros Principales, Mercantiles y Públicos, y de las Notarías, así como la recaudación de fondos provenientes de las tasas por concepto de prestación de servicios.

SAREN, con el objeto de crear las condiciones institucionales, concatenadas con los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, y respondiendo al objetivo estratégico de la institución, se plantea para el ejercicio económico financiero 2014 la ejecución del Proyecto "Fortalecer la estructura organizacional del Servicio Autónomo de Registros y Notarías a nivel nacional. Fase II", con el objetivo de mejorar la atención al ciudadano, aplicando métodos de controles a la gestión en cuatrocientos ochenta y ocho (488) oficinas, a través de tres acciones específicas:

- Establecer controles administrativos que permitan mejor la operatividad del SAREN a nivel nacional.
- Facilitar los servicios de asesoría y apoyo con todas las unidades del Servicio.
- Capacitar el Recurso Humano del SAREN

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.106.502.379**
INGRESOS CORRIENTES ORDINARIOS	3.106.502.379
INGRESOS NO TRIBUTARIOS	3.106.502.379
Tasas	3.106.502.379
INGRESOS DE CAPITAL	**24.214.800**
RECURSOS PROPIOS DE CAPITAL	24.214.800
Incremento de la depreciación y amortización acumuladas	24.214.800
TOTAL RECURSOS	**3.130.717.179**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.553.116.274**
GASTOS DE CONSUMO	2.263.665.977
Remuneraciones	1.911.684.882
Sueldos, salarios y otras retribuciones	1.017.444.203
Beneficios y complementos de sueldos y salarios	378.323.674
Aportes patronales	123.207.777
Prestaciones sociales y otras indemnizaciones	222.728.318
Asistencia socioeconómica	169.980.910
Compra de bienes y servicios	275.991.090
Bienes de consumo	88.512.515
Servicios no personales	187.478.575
Impuestos indirectos	51.775.205
Depreciación y amortización	24.214.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	288.838.423

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Al sector privado	59.537.863
Transferencias corrientes al sector privado	51.437.863
Directas a personas	51.437.863
Pensiones y otros beneficios asociados	2.437.825
Jubilaciones y otros beneficios asociados	49.000.038
Donaciones corrientes al sector privado	8.100.000
Donaciones a personas	4.050.000
Donaciones a instituciones sin fines de lucro	4.050.000
Al sector público	229.300.560
Transferencias corrientes al sector público	226.330.560
A los entes descentralizados sin fines empresariales para sus gastos	226.330.560
Donaciones corrientes al sector público	2.970.000
A la República	2.970.000
OTROS GASTOS CORRIENTES	611.874
Otros gastos corrientes	611.874
Otras perdidas	611.874
GASTOS DE CAPITAL	**340.457.035**
INVERSIÓN REAL DIRECTA	340.457.035
Formación bruta de capital fijo	318.587.035
Edificios e instalaciones	171.870.000
Maquinaria, equipos y otros bienes muebles	96.722.756
Construcciones de bienes de dominio privado	49.994.279
Bienes intangibles	21.870.000
APLICACIONES FINANCIERAS	**237.143.870**
INVERSIÓN FINANCIERA	200.000.000
Incremento de otros activos financieros	200.000.000
Incremento de disponibilidades	200.000.000
Incremento de bancos	200.000.000
DISMINUCIÓN DE PASIVOS	37.143.870
Disminución de cuentas y efectos por pagar	17.505.840

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas y efectos por pagar a corto plazo	5.289.840
Disminución de aportes patronales y retenciones laborales por pagar	5.289.840
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	2.003.940
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	3.285.900
Disminución de otras cuentas y efectos por pagar	12.216.000
Disminución de otras cuentas por pagar a corto plazo	12.216.000
Disminución de otros pasivos	19.638.030
Disminución de provisiones y reservas técnicas	19.638.030
Disminución de provisiones	19.638.030
Disminución de provisiones para despidos	19.638.030
TOTAL GASTOS	**3.130.717.179**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120349	Fortalecer la estructura organizacional del Servicio Autónomo de Registros y Notarías a nivel nacional. Fase II	oficina			488	2.524.218.634				2.524.218.634
TOTAL						**2.524.218.634**				**2.524.218.634**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	66.759.578				66.759.578
02	Gestión administrativa	261.970.544				261.970.544
03	Previsión y protección social	277.768.423				277.768.423
TOTAL		**606.498.545**				**606.498.545**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5.407**	**3.232**	**125**	**8.764**	**593.342.011**		**593.342.011**
Alto Nivel y de Dirección	1			1	123.420		123.420
Directivo	715	419	125	1.259	104.358.900		104.358.900
Profesional y Técnico	1.352	578		1.930	132.163.325		132.163.325
Personal Administrativo	2.966	1.966		4.932	329.773.248		329.773.248
Obrero	373	269		642	26.923.118		26.923.118
Personal Contratado	**692**	**417**		**1.109**	**78.591.878**		**78.591.878**
Profesional y Técnico	127	93		220	18.327.473		18.327.473
Personal Administrativo	456	252		708	51.587.953		51.587.953
Obrero	109	72		181	8.676.452		8.676.452
TOTAL	**6.099**	**3.649**	**125**	**9.873**	**671.933.889**		**671.933.889**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**37**	**13**	**50**	**2.437.825**
Empleados	37	13	50	2.437.825
Jubilados	**399**	**74**	**473**	**49.000.038**
Empleados	399	74	473	49.000.038
TOTAL	**436**	**87**	**523**	**51.437.863**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.911.684.882
4.02	Materiales, suministros y mercancías	88.512.515
4.03	Servicios no personales	239.253.780
4.04	Activos reales	340.457.035
4.05	Activos financieros	200.000.000
4.07	Transferencias y donaciones	288.838.423
4.08	Otros gastos	24.826.674
4.11	Disminución de pasivos	37.143.870
	TOTAL	**3.130.717.179**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.106.502.379**
INGRESOS CORRIENTES ORDINARIOS	3.106.502.379
INGRESOS NO TRIBUTARIOS	3.106.502.379
Tasas	3.106.502.379
1.2 GASTOS CORRIENTES	**2.553.116.274**
GASTOS DE CONSUMO	2.263.665.977
Remuneraciones	1.911.684.882
Sueldos, salarios y otras retribuciones	1.017.444.203
Beneficios y complementos de sueldos y salarios	378.323.674
Aportes patronales	123.207.777
Prestaciones sociales y otras indemnizaciones	222.728.318
Asistencia socioeconómica	169.980.910
Compra de bienes y servicios	275.991.090
Bienes de consumo	88.512.515
Servicios no personales	187.478.575
Impuestos indirectos	51.775.205
Depreciación y amortización	24.214.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	288.838.423
Al sector privado	59.537.863
Transferencias corrientes al sector privado	51.437.863
Directas a personas	51.437.863
Pensiones y otros beneficios asociados	2.437.825
Jubilaciones y otros beneficios asociados	49.000.038
Donaciones corrientes al sector privado	8.100.000
Donaciones a personas	4.050.000
Donaciones a instituciones sin fines de lucro	4.050.000
Al sector público	229.300.560
Transferencias corrientes al sector público	226.330.560

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
A los entes descentralizados sin fines empresariales para sus gastos	226.330.560
Donaciones corrientes al sector público	2.970.000
A la República	2.970.000
OTROS GASTOS CORRIENTES	611.874
Otros gastos corrientes	611.874
Otras perdidas	611.874
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**553.386.105**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**577.600.905**
RECURSOS PROPIOS DE CAPITAL	577.600.905
Ahorro/ Desahorro en cuenta corriente	553.386.105
Incremento de la depreciación y amortización acumuladas	24.214.800
2.2 GASTOS DE CAPITAL	**340.457.035**
INVERSIÓN REAL DIRECTA	340.457.035
Formación bruta de capital fijo	318.587.035
Edificios e instalaciones	171.870.000
Maquinaria, equipos y otros bienes muebles	96.722.756
Construcciones de bienes de dominio privado	49.994.279
Bienes intangibles	21.870.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**237.143.870**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**237.143.870**
SUPERÁVIT FINANCIERO	237.143.870

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**237.143.870**
INVERSIÓN FINANCIERA	200.000.000
Incremento de otros activos financieros	200.000.000
Incremento de disponibilidades	200.000.000
Incremento de bancos	200.000.000
DISMINUCIÓN DE PASIVOS	37.143.870
Disminución de cuentas y efectos por pagar	17.505.840
Disminución de cuentas y efectos por pagar a corto plazo	5.289.840
Disminución de aportes patronales y retenciones laborales por pagar	5.289.840
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	2.003.940
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	3.285.900
Disminución de otras cuentas y efectos por pagar	12.216.000
Disminución de otras cuentas por pagar a corto plazo	12.216.000
Disminución de otros pasivos	19.638.030
Disminución de provisiones y reservas técnicas	19.638.030
Disminución de provisiones	19.638.030
Disminución de provisiones para despidos	19.638.030

A1342

Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)

SERVICIO ADMINISTRATIVO DE IDENTIFICACIÓN, MIGRACIÓN Y EXTRANJERÍA (SAIME)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Administrativo de Identificación, Migración y Extranjería (SAIME), tiene como misión otorgar un documento de identidad confiable y seguro a nivel nacional e internacional, asimismo, llevar a cabo el control exhaustivo de extranjeros como control migratorio.

Para el ejercicio económico financiero 2014 contará con un único proyecto "Transformación de los procesos del servicio de identificación, migración y extranjería rumbo a la municipalización", que contempla la emisión de 5.563.290 documentos, desglosados en identidad, migración y extranjería.

Siguiendo con los lineamientos establecidos en el SAIME, en materia de identificación, migración y extranjería y materializando un acercamiento entre la Administración Pública Socialista y la ciudadanía en todo el territorio nacional; este proyecto, se basa en la emisión de documentos confiables adaptados a los nuevos avances tecnológicos que presenta la globalización, además de proporcionar acceso a los nuevos servicios informáticos con el cual se pretende garantizar y resguardar la identidad de todos los ciudadanos y ciudadanas venezolanos y extranjeros que habitan en el territorio, y a su vez ampliar las capacidades de actuación al adaptarse al nuevo Sistema de Administración Pública Socialista, el cual es rápido, eficiente y eficaz

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**663.339.018**
INGRESOS CORRIENTES ORDINARIOS	663.339.018
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	439.037.517
Venta de otros bienes y servicios	439.037.517
TRANSFERENCIAS CORRIENTES	224.301.501
Transferencias corrientes del sector público	224.301.501
Transferencias corrientes internas recibidas del sector público	224.301.501
De la República	224.301.501
TOTAL RECURSOS	**663.339.018**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**570.319.979**
GASTOS DE CONSUMO	554.819.979
Remuneraciones	207.951.563
Sueldos, salarios y otras retribuciones	97.381.382
Beneficios y complementos de sueldos y salarios	43.095.992
Aportes patronales	13.542.968
Prestaciones sociales y otras indemnizaciones	27.307.978
Asistencia socioeconómica	26.623.243
Compra de bienes y servicios	309.449.219
Bienes de consumo	216.898.000
Servicios no personales	92.551.219
Impuestos indirectos	37.419.197

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.500.000
Al sector privado	5.000.000
Transferencias corrientes al sector privado	5.000.000
Directas a personas	5.000.000
Jubilaciones y otros beneficios asociados	5.000.000
Al sector público	10.500.000
Transferencias corrientes al sector público	10.500.000
A los entes descentralizados sin fines empresariales para sus gastos	10.500.000
GASTOS DE CAPITAL	**90.019.039**
INVERSIÓN REAL DIRECTA	90.019.039
Formación bruta de capital fijo	51.337.897
Maquinaria, equipos y otros bienes muebles	33.093.000
Construcciones de bienes de dominio privado	8.600.000
Producción propia (gastos capitalizables)	9.644.897
Impuestos indirectos	9.644.897
Bienes intangibles	38.681.142
APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de otras cuentas y efectos por pagar	3.000.000
Disminución de otras cuentas por pagar a corto plazo	3.000.000
TOTAL GASTOS	**663.339.018**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120376	Transformación de los procesos del servicio de identificación, migración y extranjería rumbo a la municipalización	documento			5.563.290	436.037.517	149.661.051			585.698.568
TOTAL						**436.037.517**	**149.661.051**			**585.698.568**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		59.140.450			59.140.450
02	Gestión administrativa	3.000.000	15.500.000			18.500.000
TOTAL		**3.000.000**	**74.640.450**			**77.640.450**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**966**	**967**		**1.933**	**34.840.972**	**32.001.766**	**66.842.738**
Alto Nivel y de Dirección		1		1	22.750		22.750
Profesional y Técnico	251	262		513	11.327.627	10.692.374	22.020.001
Personal Administrativo	611	553		1.164	18.938.575	17.876.498	36.815.073
Obrero	104	151		255	4.552.020	3.432.894	7.984.914
Personal Contratado	**6**	**4**		**10**	**51.000**		**51.000**
Profesional y Técnico	6	4		10	51.000		51.000
TOTAL	**972**	**971**		**1.943**	**34.891.972**	**32.001.766**	**66.893.738**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**57**	**43**	**100**	**5.000.000**
Obreros	18	17	35	1.470.000
Empleados	39	26	65	3.530.000
TOTAL	**57**	**43**	**100**	**5.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	207.951.563
4.02	Materiales, suministros y mercancías	216.898.000
4.03	Servicios no personales	139.615.313
4.04	Activos reales	80.374.142
4.07	Transferencias y donaciones	15.500.000
4.11	Disminución de pasivos	3.000.000
	TOTAL	**663.339.018**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**663.339.018**
INGRESOS CORRIENTES ORDINARIOS	663.339.018
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	439.037.517
Venta de otros bienes y servicios	439.037.517
TRANSFERENCIAS CORRIENTES	224.301.501
Transferencias corrientes del sector público	224.301.501
Transferencias corrientes internas recibidas del sector público	224.301.501
De la República	224.301.501
Recursos Ordinarios	224.301.501
1.2 GASTOS CORRIENTES	**570.319.979**
GASTOS DE CONSUMO	554.819.979
Remuneraciones	207.951.563
Sueldos, salarios y otras retribuciones	97.381.382
Beneficios y complementos de sueldos y salarios	43.095.992
Aportes patronales	13.542.968
Prestaciones sociales y otras indemnizaciones	27.307.978
Asistencia socioeconómica	26.623.243
Compra de bienes y servicios	309.449.219
Bienes de consumo	216.898.000
Servicios no personales	92.551.219
Impuestos indirectos	37.419.197
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.500.000
Al sector privado	5.000.000
Transferencias corrientes al sector privado	5.000.000
Directas a personas	5.000.000
Jubilaciones y otros beneficios asociados	5.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	10.500.000
Transferencias corrientes al sector público	10.500.000
A los entes descentralizados sin fines empresariales para sus gastos	10.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**93.019.039**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**93.019.039**
RECURSOS PROPIOS DE CAPITAL	93.019.039
Ahorro/ Desahorro en cuenta corriente	93.019.039
2.2 GASTOS DE CAPITAL	**90.019.039**
INVERSIÓN REAL DIRECTA	90.019.039
Formación bruta de capital fijo	51.337.897
Maquinaria, equipos y otros bienes muebles	33.093.000
Construcciones de bienes de dominio privado	8.600.000
Producción propia (gastos capitalizables)	9.644.897
Impuestos indirectos	9.644.897
Bienes intangibles	38.681.142
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**3.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.000.000**
SUPERÁVIT FINANCIERO	3.000.000
3.2 APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de otras cuentas y efectos por pagar	3.000.000
Disminución de otras cuentas por pagar a corto plazo	3.000.000

A1355

Fondo Nacional Antidrogas

FONDO NACIONAL ANTIDROGAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Fondo Nacional Antidrogas (FONA), es un Servicio Desconcentrado encargado de la recaudación de los aportes y contribuciones especiales previstos en la normativa que regula la materia de drogas y estupefacientes, con el propósito de cumplir con la misión de apoyar a la Oficina Nacional Antidrogas (ONA) y de contribuir con el fortalecimiento las Políticas Públicas del Gobierno Bolivariano vinculadas con los objetivos y vértices de la Gran Misión "A Toda Vida Venezuela", el Plan Nacional Antidrogas, los lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y el Plan de Prevención Integral Sembrando Valores para la Vida.

El FONA orientará los recursos provenientes de la recaudación, fiscalización y administración efectiva de los aportes y contribuciones especiales al financiamiento de planes, programas y proyectos en materia de prevención integral del consumo y tráfico ilícito de drogas; y aquellos relacionados con la creación, construcción, restauración, mantenimiento y funcionamiento de centros de tratamiento de adicciones, y a la prestación de servicios de cursos y talleres para la formación y capacitación en materia de prevención, de conformidad con los lineamientos emanados por la ONA.

Su financiamiento lo obtienen básicamente por concepto de recaudación, intereses generados por los movimientos del activo circulante durante el año e ingresos propios, derivados del servicio que presta el FONA a las personas jurídicas privadas, consorcios y entes públicos con o sin fines empresariales, a través del dictado de curso y talleres en materia de prevención integral, con lo cual se pretende formar y capacitar a diversos participantes, y conformar de forma gratuita comités laborales de prevención integral del consumo de drogas.

Dentro de su política de gasto, es importante señalar que se dirige a cubrir los costos necesarios para alcanzar sus objetivos y metas, así como la transferencia a la Fundación Fondo Administrativo de Salud para el Ministerio de Relaciones Interiores y Justicia, de sus órganos y entes adscritos (FASMIJ), por Bs. 4.082.616.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.470.803.325**
INGRESOS CORRIENTES ORDINARIOS	1.470.803.325
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	835.367
Venta de otros bienes y servicios	835.367
INGRESOS DE LA PROPIEDAD	151.045.956
Intereses	151.045.956
Intereses internos	151.045.956
Intereses por depósitos	151.045.956
OTROS INGRESOS	1.318.922.002
Otros ingresos ordinarios	1.318.922.002
INGRESOS DE CAPITAL	**352.062**
RECURSOS PROPIOS DE CAPITAL	352.062
Incremento de la depreciación y amortización acumuladas	352.062
TOTAL RECURSOS	**1.471.155.387**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.327.264.575**
GASTOS DE CONSUMO	132.152.157
Remuneraciones	75.339.662
Sueldos, salarios y otras retribuciones	25.456.581
Beneficios y complementos de sueldos y salarios	27.880.481
Aportes patronales	5.893.828
Prestaciones sociales y otras indemnizaciones	7.579.510
Asistencia socioeconómica	8.529.262
Compra de bienes y servicios	49.819.781
Bienes de consumo	8.713.671
Servicios no personales	41.106.110
Impuestos indirectos	6.640.652
Depreciación y amortización	352.062
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.195.112.418
Al sector privado	532.316.895
Transferencias corrientes al sector privado	530.316.895
Otras transferencias corrientes internas al sector privado	465.316.895
Transferencias corrientes a Consejos Comunales	65.000.000
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	662.795.523
Transferencias corrientes al sector público	660.795.523
A los entes descentralizados sin fines empresariales para sus gastos	660.795.523
Donaciones corrientes al sector público	2.000.000
A los entes descentralizados sin fines empresariales	2.000.000
GASTOS DE CAPITAL	**12.389.334**
INVERSIÓN REAL DIRECTA	12.389.334
Formación bruta de capital fijo	12.298.334
Maquinaria, equipos y otros bienes muebles	12.298.334
Bienes intangibles	91.000
APLICACIONES FINANCIERAS	**131.501.478**
INVERSIÓN FINANCIERA	131.501.478
Incremento de otros activos financieros	131.501.478
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	131.501.478
Incremento de fondos en fideicomiso	131.501.478
TOTAL GASTOS	**1.471.155.387**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121044	Fortalecimiento de los procesos de recaudación, fiscalización y administración del aporte y la contribución especial, establecidos en la Ley Orgánica de Drogas	financiamiento			1.214.290.354	1.219.254.607				1.219.254.607
TOTAL						1.219.254.607				1.219.254.607

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	77.628.996				77.628.996
02	Gestión administrativa	174.271.784				174.271.784
TOTAL		251.900.780				251.900.780

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**34**	**32**	**64**	**130**	**6.734.209**	**2.450.652**	**9.184.861**
Alto Nivel y de Dirección	4	7		11	569.819		569.819
Profesional y Técnico	28	20	60	108	5.594.573	2.224.122	7.818.695
Obrero	2	5	4	11	569.817	226.530	796.347
Personal Contratado	**10**	**10**		**20**	**3.206.611**		**3.206.611**
Profesional y Técnico	10	10		20	3.206.611		3.206.611
TOTAL	**44**	**42**	**64**	**150**	**9.940.820**	**2.450.652**	**12.391.472**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	75.339.662
4.02	Materiales, suministros y mercancías	8.713.671
4.03	Servicios no personales	47.746.762
4.04	Activos reales	12.389.334
4.05	Activos financieros	131.501.478
4.07	Transferencias y donaciones	1.195.112.418
4.08	Otros gastos	352.062
	TOTAL	**1.471.155.387**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.470.803.325**
INGRESOS CORRIENTES ORDINARIOS	1.470.803.325
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	835.367
Venta de otros bienes y servicios	835.367
INGRESOS DE LA PROPIEDAD	151.045.956
Intereses	151.045.956
Intereses internos	151.045.956
Intereses por depósitos	151.045.956
OTROS INGRESOS	1.318.922.002
Otros ingresos ordinarios	1.318.922.002
1.2 GASTOS CORRIENTES	**1.327.264.575**
GASTOS DE CONSUMO	132.152.157
Remuneraciones	75.339.662
Sueldos, salarios y otras retribuciones	25.456.581
Beneficios y complementos de sueldos y salarios	27.880.481
Aportes patronales	5.893.828
Prestaciones sociales y otras indemnizaciones	7.579.510
Asistencia socioeconómica	8.529.262
Compra de bienes y servicios	49.819.781
Bienes de consumo	8.713.671
Servicios no personales	41.106.110

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Impuestos indirectos	6.640.652
Depreciación y amortización	352.062
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.195.112.418
Al sector privado	532.316.895
Transferencias corrientes al sector privado	530.316.895
Otras transferencias corrientes internas al sector privado	465.316.895
Transferencias corrientes a Consejos Comunales	65.000.000
Donaciones corrientes al sector privado	2.000.000
Donaciones a personas	2.000.000
Al sector público	662.795.523
Transferencias corrientes al sector público	660.795.523
A los entes descentralizados sin fines empresariales para sus gastos	660.795.523
Donaciones corrientes al sector público	2.000.000
A los entes descentralizados sin fines empresariales	2.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**143.538.750**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**143.890.812**
RECURSOS PROPIOS DE CAPITAL	143.890.812
Ahorro/ Desahorro en cuenta corriente	143.538.750
Incremento de la depreciación y amortización acumuladas	352.062
2.2 GASTOS DE CAPITAL	**12.389.334**
INVERSIÓN REAL DIRECTA	12.389.334

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Formación bruta de capital fijo	12.298.334
Maquinaria, equipos y otros bienes muebles	12.298.334
Bienes intangibles	91.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**131.501.478**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**131.501.478**
SUPERÁVIT FINANCIERO	131.501.478
3.2 APLICACIONES FINANCIERAS	**131.501.478**
INVERSIÓN FINANCIERA	131.501.478
Incremento de otros activos financieros	131.501.478
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	131.501.478
Incremento de fondos en fideicomiso	131.501.478

A1358

Universidad Nacional Experimental de la Seguridad (UNES)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LA SEGURIDAD (UNES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental de la Seguridad (UNES), tiene como propósito la transformación de la práctica social de la función del servicio de la seguridad ciudadana, fomentando la formación de hombres y mujeres integrantes de los Cuerpos de Seguridad Ciudadana, en el marco de la ética, transparencia, confiabilidad, eficacia, abiertos a la participación popular y a la contraloría social permanente, dispuestos al servicio de la sociedad venezolana en el marco del ordenamiento jurídico vigente.

Para el ejercicio económico financiero 2014 la Universidad Nacional Experimental de la Seguridad contempla la consecución del proyecto: "Consolidar a la UNES como sistema integrado de formación a nivel nacional en materia de seguridad ciudadana." De igual manera, se ordena el Despliegue Nacional y Territorial de la Gran Misión A Toda Vida Venezuela, en el marco de los I lineamientos preestablecidos y las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. En el contexto de esta Gran Misión, la Universidad Nacional Experimental de la Seguridad (UNES) juega un rol esencial debido al papel formativo que desempeña en la implementación del nuevo modelo policial venezolano, la dignificación de la profesión policial y en la promoción de una concepción crítica del tema de la seguridad, que se asume como una cuestión amplia que demanda la participación de múltiples actores en la búsqueda de una convivencia segura. La formación integral que reciben los jóvenes se basa en una preparación integral como futuros funcionarios, formados para brindar seguridad y apoyo al pueblo.

La Gran Misión A Toda Vida Venezuela trata de una Política Integral de Seguridad Pública, con alcance Nacional y especial atención a los municipios con mayor incidencia delictiva. Su objetivo es transformar los factores de carácter estructural, situacional e institucional, generadores de la violencia y el delito, para reducirlos, aumentando la convivencia solidaria y el disfrute del derecho a la seguridad ciudadana.

La Gran Misión A Toda Vida Venezuela inició la consulta nacional por una convivencia segura, en la que participan la Universidad Nacional Experimental de la Seguridad (UNES) y demás autoridades e instituciones relacionadas a la Misión, la cual ha diseñado un mecanismo de participación protagónica a través de espacios de reflexión, problematización y diálogo compartido sobre la seguridad ciudadana y la convivencia, que facilitará la recolección y sistematización de información, opiniones y propuestas que permitirán validar y mejorar la política integral propuesta en la Gran Misión A Toda Vida Venezuela; el segundo momento se concentra en la consulta sobre los vértices de Prevención Integral y Convivencia Solidaria, Transformación de Sistema Penitenciario y el Sistema Nacional de Atención a las Víctimas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**710.000.000**
INGRESOS CORRIENTES ORDINARIOS	710.000.000
TRANSFERENCIAS CORRIENTES	710.000.000
Transferencias corrientes del sector público	710.000.000
Transferencias corrientes internas recibidas del sector público	710.000.000
De la República	710.000.000
INGRESOS DE CAPITAL	**10.825.210**
RECURSOS PROPIOS DE CAPITAL	10.825.210
Incremento de la depreciación y amortización acumuladas	10.825.210
FUENTES DE FINANCIAMIENTO	**75.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	75.000.000
Disminución de otros activos financieros	75.000.000
Disminución de disponibilidades	75.000.000
Disminución de bancos	75.000.000
TOTAL RECURSOS	**795.825.210**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**697.975.967**
GASTOS DE CONSUMO	655.665.967
Remuneraciones	388.058.276
Sueldos, salarios y otras retribuciones	138.837.465
Beneficios y complementos de sueldos y salarios	76.725.566
Aportes patronales	75.298.396
Prestaciones sociales y otras indemnizaciones	21.014.709
Asistencia socioeconómica	76.182.140
Compra de bienes y servicios	232.428.908
Bienes de consumo	148.222.987
Servicios no personales	84.205.921
Impuestos indirectos	24.353.573
Depreciación y amortización	10.825.210
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.310.000
Al sector privado	42.310.000
Donaciones corrientes al sector privado	42.310.000
Donaciones a personas	42.310.000
GASTOS DE CAPITAL	**22.849.243**
INVERSIÓN REAL DIRECTA	22.849.243
Formación bruta de capital fijo	22.825.243
Maquinaria, equipos y otros bienes muebles	20.377.110
Producción propia (gastos capitalizables)	2.448.133
Impuestos indirectos	2.448.133
Bienes intangibles	24.000
APLICACIONES FINANCIERAS	**75.000.000**
DISMINUCIÓN DE PASIVOS	75.000.000
Disminución de cuentas y efectos por pagar	75.000.000
Disminución de cuentas y efectos por pagar a corto plazo	75.000.000
Disminución cuentas por pagar a proveedores a corto plazo	75.000.000
TOTAL GASTOS	**795.825.210**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2014
120696	Consolidar a la UNES como sistema integrado de formación a nivel nacional en materia de seguridad ciudadana.	matricula			14.100		559.301.136			559.301.136
	TOTAL						**559.301.136**			**559.301.136**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2014
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		107.958.397			107.958.397
02	Gestión administrativa	85.825.210	42.740.467			128.565.677
	TOTAL	**85.825.210**	**150.698.864**			**236.524.074**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**860**	**1037**		**1.897**	**39.670.902**		**39.670.902**
Alto Nivel y de Dirección	1			1	102.375		102.375
Directivo	231	290		521	11.884.049		11.884.049
Personal Docente	371	457		828	19.337.018		19.337.018
Obrero	257	290		547	8.347.460		8.347.460
Personal Contratado	**3.120**	**3.241**		**6.361**	**80.301.304**		**80.301.304**
Profesional y Técnico	857	805		1.662	50.224.291		50.224.291
Personal Administrativo	67	41		108	1.707.347		1.707.347
Personal Docente	2196	2395		4.591	28.369.666		28.369.666
TOTAL	**3.980**	**4.278**		**8.258**	**119.972.206**		**119.972.206**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	388.058.276
4.02	Materiales, suministros y mercancías	148.222.987
4.03	Servicios no personales	111.007.627
4.04	Activos reales	20.401.110
4.07	Transferencias y donaciones	42.310.000
4.08	Otros gastos	10.825.210
4.11	Disminución de pasivos	75.000.000
	TOTAL	**795.825.210**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**710.000.000**
INGRESOS CORRIENTES ORDINARIOS	710.000.000
TRANSFERENCIAS CORRIENTES	710.000.000
Transferencias corrientes del sector público	710.000.000
Transferencias corrientes internas recibidas del sector público	710.000.000
De la República	710.000.000
Recursos Ordinarios	710.000.000
1.2 GASTOS CORRIENTES	**697.975.967**
GASTOS DE CONSUMO	655.665.967
Remuneraciones	388.058.276
Sueldos, salarios y otras retribuciones	138.837.465
Beneficios y complementos de sueldos y salarios	76.725.566
Aportes patronales	75.298.396
Prestaciones sociales y otras indemnizaciones	21.014.709
Asistencia socioeconómica	76.182.140
Compra de bienes y servicios	232.428.908
Bienes de consumo	148.222.987
Servicios no personales	84.205.921
Impuestos indirectos	24.353.573
Depreciación y amortización	10.825.210
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.310.000
Al sector privado	42.310.000
Donaciones corrientes al sector privado	42.310.000
Donaciones a personas	42.310.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**12.024.033**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**22.849.243**
RECURSOS PROPIOS DE CAPITAL	22.849.243
Ahorro/ Desahorro en cuenta corriente	12.024.033

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de la depreciación y amortización acumuladas	10.825.210
2.2 GASTOS DE CAPITAL	**22.849.243**
INVERSIÓN REAL DIRECTA	22.849.243
Formación bruta de capital fijo	22.825.243
Maquinaria, equipos y otros bienes muebles	20.377.110
Producción propia (gastos capitalizables)	2.448.133
Impuestos indirectos	2.448.133
Bienes intangibles	24.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**75.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	75.000.000
Disminución de otros activos financieros	75.000.000
Disminución de disponibilidades	75.000.000
Disminución de bancos	75.000.000
3.2 APLICACIONES FINANCIERAS	**75.000.000**
DISMINUCIÓN DE PASIVOS	75.000.000
Disminución de cuentas y efectos por pagar	75.000.000
Disminución de cuentas y efectos por pagar a corto plazo	75.000.000
Disminución cuentas por pagar a proveedores a corto plazo	75.000.000

A1605

Fundación Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus Órganos y Entes Adscritos (FASMIJ)

FUNDACIÓN FONDO ADMINISTRATIVO DE SALUD PARA EL MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA, DE SUS ÓRGANOS Y ENTES ADSCRITOS (FASMIJ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación es un Fondo destinado al desarrollo de un plan de servicios integrales que contempla asistencia de Salud, Odontológicas, Oftalmológicas, Funerarias, beneficios para los familiares por fallecimiento del trabajador o accidentes, y permitir amparar en forma oportuna a sus afiliados, teniendo el control de costos y gastos incurridos por estos conceptos.

Prioritariamente; gestiona de forma exclusiva los recursos asignados presupuestariamente por el Ministerio del Poder Popular para Relaciones Interiores, Justicia y Paz, sus órganos y entes adscritos, como aporte patronal al seguro de vida, accidentes personales, hospitalización; cirugía, maternidad y gastos funerarios.

El diez por ciento (10%) del presupuesto asignado al "Fondo Administrativo de Salud para el Ministerio del Poder Popular para Relaciones Interiores y Justicia, de sus órganos y entes adscritos (FASMIJ)" será destinado a cubrir sus gastos de funcionamiento. Los intereses que se generen por fideicomisos, así como los ahorros obtenidos de la negociación con los proveedores serán destinados a la creación; de fondos especiales que supongan aumentos en los beneficios contemplados inicialmente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**895.634.861**
INGRESOS CORRIENTES ORDINARIOS	895.634.861
TRANSFERENCIAS CORRIENTES	895.634.861
Transferencias corrientes del sector público	895.634.861
Transferencias corrientes internas recibidas del sector público	895.634.861
De la República	547.087.739
De los entes descentralizados sin fines empresariales	348.547.122
INGRESOS DE CAPITAL	**773.122**
RECURSOS PROPIOS DE CAPITAL	773.122
Incremento de la depreciación y amortización acumuladas	773.122
TOTAL RECURSOS	**896.407.983**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**865.243.384**
GASTOS DE CONSUMO	466.384.089
Remuneraciones	458.029.139
Sueldos, salarios y otras retribuciones	20.986.728
Beneficios y complementos de sueldos y salarios	13.865.208
Aportes patronales	3.945.840
Prestaciones sociales y otras indemnizaciones	5.170.152
Asistencia socioeconómica	414.061.211
Compra de bienes y servicios	6.145.037
Bienes de consumo	3.663.220
Servicios no personales	2.481.817
Impuestos indirectos	1.436.791
Depreciación y amortización	773.122
TRANSFERENCIAS Y DONACIONES CORRIENTES	398.859.295
Al sector privado	398.859.295
Transferencias corrientes al sector privado	398.859.295
Directas a personas	398.859.295
Pensiones y otros beneficios asociados	95.888.831
Jubilaciones y otros beneficios asociados	302.970.464
GASTOS DE CAPITAL	**1.714.180**
INVERSIÓN REAL DIRECTA	1.714.180
Formación bruta de capital fijo	1.714.180
Maquinaria, equipos y otros bienes muebles	1.714.180

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**29.450.419**
DISMINUCIÓN DE PASIVOS	29.450.419
Disminución de cuentas y efectos por pagar	29.450.419
Disminución de cuentas y efectos por pagar a corto plazo	29.450.419
Disminución cuentas por pagar a proveedores a corto plazo	29.450.419
TOTAL GASTOS	**896.407.983**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120718	Asistencia de salud integral	caso			301.356		492.378.965		312.566.618	804.945.583
TOTAL							**492.378.965**		**312.566.618**	**804.945.583**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras				35.980.504	35.980.504
02	Gestión administrativa	773.122	54.708.774			55.481.896
TOTAL		**773.122**	**54.708.774**		**35.980.504**	**91.462.400**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**119**	**94**		**213**	**11.606.856**		**11.606.856**
Directivo	25	19		44	4.170.144		4.170.144
Profesional y Técnico	62	62		124	5.478.950		5.478.950
Personal Administrativo	25	10		35	1.565.415		1.565.415
Personal Médico	1			1	71.155		71.155
Obrero	6	3		9	321.192		321.192
TOTAL	**119**	**94**		**213**	**11.606.856**		**11.606.856**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	458.029.139
4.02	Materiales, suministros y mercancías	3.663.220
4.03	Servicios no personales	3.918.608
4.04	Activos reales	1.714.180
4.07	Transferencias y donaciones	398.859.295
4.08	Otros gastos	773.122
4.11	Disminución de pasivos	29.450.419
	TOTAL	**896.407.983**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**895.634.861**
INGRESOS CORRIENTES ORDINARIOS	895.634.861
TRANSFERENCIAS CORRIENTES	895.634.861
Transferencias corrientes del sector público	895.634.861
Transferencias corrientes internas recibidas del sector público	895.634.861
De la República	547.087.739
Recursos Ordinarios	547.087.739
De los entes descentralizados sin fines empresariales	348.547.122
1.2 GASTOS CORRIENTES	**865.243.384**
GASTOS DE CONSUMO	466.384.089
Remuneraciones	458.029.139
Sueldos, salarios y otras retribuciones	20.986.728
Beneficios y complementos de sueldos y salarios	13.865.208
Aportes patronales	3.945.840
Prestaciones sociales y otras indemnizaciones	5.170.152
Asistencia socioeconómica	414.061.211
Compra de bienes y servicios	6.145.037
Bienes de consumo	3.663.220
Servicios no personales	2.481.817
Impuestos indirectos	1.436.791
Depreciación y amortización	773.122
TRANSFERENCIAS Y DONACIONES CORRIENTES	398.859.295
Al sector privado	398.859.295
Transferencias corrientes al sector privado	398.859.295
Directas a personas	398.859.295
Pensiones y otros beneficios asociados	95.888.831
Jubilaciones y otros beneficios asociados	302.970.464

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**30.391.477**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**31.164.599**
RECURSOS PROPIOS DE CAPITAL	31.164.599
Ahorro/ Desahorro en cuenta corriente	30.391.477
Incremento de la depreciación y amortización acumuladas	773.122
2.2 GASTOS DE CAPITAL	**1.714.180**
INVERSIÓN REAL DIRECTA	1.714.180
Formación bruta de capital fijo	1.714.180
Maquinaria, equipos y otros bienes muebles	1.714.180
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**29.450.419**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**29.450.419**
SUPERÁVIT FINANCIERO	29.450.419
3.2 APLICACIONES FINANCIERAS	**29.450.419**
DISMINUCIÓN DE PASIVOS	29.450.419
Disminución de cuentas y efectos por pagar	29.450.419
Disminución de cuentas y efectos por pagar a corto plazo	29.450.419
Disminución cuentas por pagar a proveedores a corto plazo	29.450.419

32

Defensoría del Pueblo

Defensoría del Pueblo

A0412 Fundación Juan Vives Suriá

A0412

Fundación Juan Vives Suriá

FUNDACIÓN JUAN VIVES SURIÁ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio económico 2014 la Fundación Juan Vives Suriá financiará su presupuesto con recursos recibidos del Ejecutivo Nacional, por la cantidad de cinco millones de bolívares (Bs. 5.000.000,00) y disminución de bancos por dos millones de bolívares (Bs. 2.000.000,00).

Con esta cantidad de recursos, la Fundación conjuntamente con la Escuela de Derechos Humanos, pretende continuar avanzando en el proceso formativo en materia de Derechos Humanos en todo el territorio Nacional que es atendido y dotado de herramientas que le permitan a ciudadanos y ciudadanas conocer, promover y defender sus derechos humanos y fundamentales propios y los de sus colectivos.

Para acometer y dar alcance a todas y cada una de nuestras metas, contamos con profesionales calificados, excelente talento humano y una completa infraestructura que se pretende fortalecer para prestar un mejor servicio que permita fomentar una cultura de promoción y defensa de los Derechos Humanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**5.000.000**
INGRESOS CORRIENTES ORDINARIOS	5.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
FUENTES DE FINANCIAMIENTO	**2.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.000.000
Disminución de otros activos financieros	2.000.000
Disminución de disponibilidades	2.000.000
Disminución de bancos	2.000.000
TOTAL RECURSOS	**7.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**6.795.000**
GASTOS DE CONSUMO	5.795.000
Remuneraciones	3.855.400
Sueldos, salarios y otras retribuciones	1.489.400
Beneficios y complementos de sueldos y salarios	1.470.720
Aportes patronales	239.560
Prestaciones sociales y otras indemnizaciones	441.080
Asistencia socioeconómica	214.640
Compra de bienes y servicios	1.939.600
Bienes de consumo	531.563
Servicios no personales	1.408.037
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector privado	1.000.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
GASTOS DE CAPITAL	**205.000**
INVERSIÓN REAL DIRECTA	205.000
Formación bruta de capital fijo	205.000
Maquinaria, equipos y otros bienes muebles	205.000
TOTAL GASTOS	**7.000.000**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123252	Educación, Investigación y Promoción en materia de Derechos Humanos	estudiante			12.000		5.000.000			5.000.000
TOTAL							**5.000.000**			**5.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.000.000				2.000.000
TOTAL		**2.000.000**				**2.000.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**8**	**2**		**10**	**729.720**		**729.720**
Profesional y Técnico	8	2		10	729.720		729.720
Personal Contratado	**4**	**2**		**6**	**759.680**		**759.680**
Profesional y Técnico	4	2		6	759.680		759.680
TOTAL	**12**	**4**		**16**	**1.489.400**		**1.489.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.855.400
4.02	Materiales, suministros y mercancías	531.563
4.03	Servicios no personales	1.408.037
4.04	Activos reales	205.000
4.07	Transferencias y donaciones	1.000.000
	TOTAL	**7.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.000.000**
INGRESOS CORRIENTES ORDINARIOS	5.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
Recursos Ordinarios	5.000.000
1.2 GASTOS CORRIENTES	**6.795.000**
GASTOS DE CONSUMO	5.795.000
Remuneraciones	3.855.400
Sueldos, salarios y otras retribuciones	1.489.400
Beneficios y complementos de sueldos y salarios	1.470.720
Aportes patronales	239.560
Prestaciones sociales y otras indemnizaciones	441.080
Asistencia socioeconómica	214.640
Compra de bienes y servicios	1.939.600
Bienes de consumo	531.563
Servicios no personales	1.408.037
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector privado	1.000.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.795.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.795.000)**
RECURSOS PROPIOS DE CAPITAL	(1.795.000)
Desahorro en cuenta corriente	(1.795.000)
2.2 GASTOS DE CAPITAL	**205.000**
INVERSIÓN REAL DIRECTA	205.000
Formación bruta de capital fijo	205.000
Maquinaria, equipos y otros bienes muebles	205.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.000.000
Disminución de otros activos financieros	2.000.000
Disminución de disponibilidades	2.000.000
Disminución de bancos	2.000.000
3.2 APLICACIONES FINANCIERAS	**2.000.000**
DÉFICIT FINANCIERO	2.000.000

REPÚBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2014

Título III

Tomo II

33

Vicepresidencia de la República

Vicepresidencia de la República

A0010 Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)

A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)

A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)

A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)

A0019 Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)

A0261 Corporación de Desarrollo Jacinto Lara (CORPOLARA)

A0460 Fundación Misión Milagro

A0511 Región Estratégica de Desarrollo Integral Marítima e Insular

A0512 Región Estratégica de Desarrollo Integral Occidental

A0513 Región Estratégica de Desarrollo Integral Oriental

A0514 Región Estratégica de Desarrollo Integral Los Llanos

A0516 Región Estratégica de Desarrollo Integral Guayana

A0519 Región Estratégica de Desarrollo Integral Los Andes

A0523 Región Estratégica de Desarrollo Integral Central

A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)

A0908 Servicio Nacional de Contrataciones

A0010

Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)

INSTITUTO AUTÓNOMO COMISIÓN NACIONAL DE TELECOMUNICACIONES (CONATEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Comisión Nacional de Telecomunicaciones (CONATEL), elaboró su presupuesto para el año 2014, con base a las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en los principios y objetivos planteados en las líneas generales del Plan Nacional de Telecomunicaciones, Informática y Servicios Postales y a su orientación estratégica institucional; con la finalidad de profundizar el fortalecimiento, desarrollo y socialización de las telecomunicaciones, como instrumento para avanzar hacia la inclusión social, fortalecer la democracia participativa y la formación ciudadana.

Todo ello en coordinación con las diferentes instituciones del sector público, con el fin de garantizar la transparencia en la acción gubernamental y lograr una mayor inclusión de los ciudadanos y ciudadanas en los asuntos públicos.

En este sentido, los proyectos desarrollarán acciones, que promoverán e implementarán la desagregación por género del personal activo y pasivo y por tipos de cargos, a efectos de garantizar condiciones de igualdad y equidad entre hombres y mujeres, en la capacitación e incorporación a la seguridad social, en el cumplimiento de las leyes que protegen a los trabajadores y trabajadoras, destacando su participación en la consecución de los Proyectos y/o Acciones Centralizadas, en el orden social, así como en la implementación, ampliación, mejoramiento y desarrollo de sistemas de información, redes de acceso a la comunicación y tecnología, para así atender las necesidades y demandas que existen en la sociedad venezolana e incentivando la participación directa de los ciudadanos y ciudadanas, garantizando que las telecomunicaciones, formen parte de la promoción y defensa de la soberanía nacional, bajo el enfoque de la nueva geopolítica y de conformidad con la gestión pública, en pro de avanzar y profundizar el Socialismo Bolivariano del Siglo XXI.

CONATEL continuará impulsando el modelo comunicacional inclusivo, en radio y televisión, para lograr que los ciudadanos y comunidades organizadas, se conviertan en sujetos activos y críticos del hecho comunicacional, especialmente de los sectores excluidos, a través de una agenda temática contentiva de trabajo, donde participarán las comunidades organizadas, cooperativas, estudiantes, sector público y ciudadanía en general.

La Comisión en el año 2014, dará continuidad a las acciones para el fortalecimiento de la presencia regional a nivel nacional de sus oficinas, a fin de facilitar el acceso y acercamiento de CONATEL a las comunidades, a nivel regional. A través de estas oficinas, se podrán atender las solicitudes, sugerencias, reclamos y/o denuncias, que las comunidades y operadores regionales realicen, evitando los traslados hasta la sede central. Adicionalmente, cada oficina estará equipada con la tecnología para monitorear y analizar las señales de radio y TV abiertas, a fin de verificar el cumplimiento del marco legal, establecido en la Ley de Responsabilidad Social en Radio y Televisión.

El equipo técnico de la Comisión, seguirá trabajando desde una perspectiva multidimensional, poniendo especial énfasis en las comunidades del interior del país, brindándoles apoyo técnico, económico, legal y social, proporcionándoles la capacitación y adiestramiento, necesarios para el desarrollo de actividades ligadas a la operación de los puntos de acceso y las emisoras de radio y televisión comunitarias, masificando el acceso y uso de las tecnologías de información y comunicación, a fin de que sean atendidas las necesidades de las comunidades, relacionadas con el intercambio de información, inherente a su problemática local y las diversas actividades productivas existentes y potenciales.

Para garantizar el acceso al desarrollo, explotación y uso de las telecomunicaciones, de la informática y de los servicios postales, a todos los ciudadanos, asociaciones comunitarias de ciudadanos y asociaciones socio-productivas, independientemente de su ubicación geográfica o su poder adquisitivo, así como la generación de contenidos independientes de la propiedad de los medios de transmisión, que contribuyan a compartir el conocimiento, necesario para el desarrollo del nuevo modelo socio-productivo, se continuará con la instalación de Puntos de Acceso, cuyo objetivo es propiciar la reducción de los desequilibrios existentes en el acceso a la información, capacitación, creación y producción, mediante el uso de las Tecnologías de Información y Comunicación (TIC`s), como herramientas habilitadoras del desarrollo local. Adicionalmente, brindará conectividad a los organismos y dependencias del Estado, incluidos en las Obligaciones del Servicio Universal de Telecomunicaciones.

La Comisión Nacional de Telecomunicaciones, contribuyendo con el rol social que viene promoviendo el Ejecutivo Nacional, a través de diferentes iniciativas adelantadas conjuntamente con otras instituciones del Estado, está trabajando en el proceso de democratización de los servicios de radio y televisión, ejemplo de ello es el apoyo a los Medios Alternativos y Comunitarios y la promoción de la Producción Nacional Independiente. Como muestra de respaldo, desarrolla un programa de capacitación para que los Productores Nacionales Independientes, cuenten con las herramientas necesarias, que les permitan generar contenidos ajustados a los principios y valores establecidos en la Ley Responsabilidad Social en Radio y Televisión.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**403.460.446**
INGRESOS CORRIENTES ORDINARIOS	403.460.446
INGRESOS NO TRIBUTARIOS	392.733.534
Tasas	95.945.254
Ingresos por contribuciones especiales	296.788.280
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	623.814
Venta de otros bienes y servicios	623.814
INGRESOS DE OPERACIÓN	10.103.098
Ingresos financieros de instituciones financieras	10.103.098
INGRESOS DE CAPITAL	**693.431.372**
RECURSOS PROPIOS DE CAPITAL	7.051.199
Incremento de la depreciación y amortización acumuladas	7.051.199
TRANSFERENCIAS Y DONACIONES DE CAPITAL	686.380.173
Transferencias y donaciones de capital del sector privado	682.479.045
Transferencias de capital recibidas del sector privado	682.479.045
De empresas privadas	682.479.045
Transferencias y donaciones de capital del sector público	3.901.128
Transferencias de capital recibidas del sector público	3.901.128
De los entes descentralizados con fines empresariales no petroleros	3.901.128
FUENTES DE FINANCIAMIENTO	**353.008.965**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	353.008.965
Disminución de otros activos financieros	353.008.965
Disminución de disponibilidades	353.008.965
Disminución de inversiones temporales	353.008.965
TOTAL RECURSOS	**1.449.900.783**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**542.495.682**
GASTOS DE CONSUMO	398.553.600
Remuneraciones	323.843.116
Sueldos, salarios y otras retribuciones	84.398.992
Beneficios y complementos de sueldos y salarios	72.349.248
Aportes patronales	15.169.644
Prestaciones sociales y otras indemnizaciones	39.858.540
Asistencia socioeconómica	107.870.692
Otros gastos de personal	4.196.000
Compra de bienes y servicios	61.095.776
Bienes de consumo	9.548.810
Servicios no personales	51.546.966
Impuestos indirectos	6.563.509
Depreciación y amortización	7.051.199
TRANSFERENCIAS Y DONACIONES CORRIENTES	143.942.082
Al sector privado	138.977.586
Transferencias corrientes al sector privado	134.677.586
Directas a personas	134.677.586
Pensiones y otros beneficios asociados	1.321.372
Jubilaciones y otros beneficios asociados	5.572.212
Otras transferencias directas a personas	127.784.002
Donaciones corrientes al sector privado	4.300.000
Donaciones a personas	4.300.000
Al sector público	2.782.396
Transferencias corrientes al sector público	2.782.396
A la República	2.782.396
Al sector externo	2.182.100
Transferencias corrientes al exterior	2.182.100

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Becas de capacitación e investigación en el exterior	2.182.100
GASTOS DE CAPITAL	**907.405.101**
INVERSIÓN REAL DIRECTA	6.115.513
Formación bruta de capital fijo	6.115.513
Edificios e instalaciones	6.115.513
TRANSFERENCIAS Y DONACIONES DE CAPITAL	901.289.588
Al sector privado	901.289.588
Transferencias de capital al sector privado	901.289.588
A empresas privadas	901.289.588
TOTAL GASTOS	**1.449.900.783**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120414	Financiamiento de los proyectos presentados por los Productores Nacionales e Independientes	Hora			429				126.671.613	126.671.613
121043	Consolidación de las Organizaciones de Usuarios y Usuarias (OUU), como figura del Poder Popular para el ejercicio de la Contraloría Social en Radio, Televisión y Medios Electrónicos	Organización			100				1.388.357	1.388.357
121109	Fortalecimiento de los Medios Comunitarios en el marco de la Comunicación Popular	Medio Alternativo Comunitario			89	805.167				805.167
121333	Desarrollo y fortalecimiento de las capacidades de los ciudadanos en el tema de las Tecnologías de Información y Comunicación (TIC's).	Curso			52	928.823				928.823
121457	Formulación, financiamiento y seguimiento de las obligaciones de servicio universal de telecomunicaciones.	Subsidio			31	75.567			907.428.040	907.503.607
123510	Actualización del sistema de monitoreo del espectro radioeléctrico, pertenecientes a la Comisión Nacional de Telecomunicaciones (Proyecto SAAGER)	Sistema			1				3.901.128	3.901.128
TOTAL						**1.809.557**			**1.039.389.138**	**1.041.198.695**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	339.958.517				339.958.517
02	Gestión administrativa	54.798.788			7.051.199	61.849.987
03	Previsión y protección social	6.893.584				6.893.584
	TOTAL	**401.650.889**			**7.051.199**	**408.702.088**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**163**	**233**	**1**	**397**	**17.010.768**		**17.010.768**
Alto Nivel y de Dirección		1		1	98.730		98.730
Directivo	10	16	1	27	2.296.950		2.296.950
Profesional y Técnico	67	98		165	6.969.600		6.969.600
Administrativo	46	10		56	2.365.440		2.365.440
Obrero	40	108		148	5.280.048		5.280.048
Personal Contratado	**321**	**294**		**615**	**26.383.392**		**26.383.392**
Profesional y Técnico	263	174		437	18.458.880		18.458.880
Administrativo	58	109		167	7.496.400		7.496.400
Obrero		11		11	428.112		428.112
TOTAL	**484**	**527**	**1**	**1.012**	**43.394.160**		**43.394.160**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**5**	**4**	**9**	**1.321.372**
Empleado	5	4	9	1.321.372
Jubilados	**27**	**9**	**36**	**5.572.212**
Alto Nivel y de Dirección		1	1	220.772
Empleado	27	8	35	5.351.440
TOTAL	**32**	**13**	**45**	**6.893.584**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	323.843.116
4.02	Materiales, suministros y mercancías	9.548.810
4.03	Servicios no personales	58.110.475
4.04	Activos reales	6.115.513
4.07	Transferencias y donaciones	1.045.231.670
4.08	Otros gastos	7.051.199
	TOTAL	**1.449.900.783**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**403.460.446**
INGRESOS CORRIENTES ORDINARIOS	403.460.446
INGRESOS NO TRIBUTARIOS	392.733.534
Tasas	95.945.254
Ingresos por contribuciones especiales	296.788.280
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	623.814
Venta de otros bienes y servicios	623.814
INGRESOS DE OPERACIÓN	10.103.098
Ingresos financieros de instituciones financieras	10.103.098

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1.2 GASTOS CORRIENTES	**542.495.682**
GASTOS DE CONSUMO	398.553.600
Remuneraciones	323.843.116
Sueldos, salarios y otras retribuciones	84.398.992
Beneficios y complementos de sueldos y salarios	72.349.248
Aportes patronales	15.169.644
Prestaciones sociales y otras indemnizaciones	39.858.540
Asistencia socioeconómica	107.870.692
Otros gastos de personal	4.196.000
Compra de bienes y servicios	61.095.776
Bienes de consumo	9.548.810
Servicios no personales	51.546.966
Impuestos indirectos	6.563.509
Depreciación y amortización	7.051.199
TRANSFERENCIAS Y DONACIONES CORRIENTES	143.942.082
Al sector privado	138.977.586
Transferencias corrientes al sector privado	134.677.586
Directas a personas	134.677.586
Pensiones y otros beneficios asociados	1.321.372
Jubilaciones y otros beneficios asociados	5.572.212
Otras transferencias directas a personas	127.784.002
Donaciones corrientes al sector privado	4.300.000
Donaciones a personas	4.300.000
Al sector público	2.782.396
Transferencias corrientes al sector público	2.782.396
A la República	2.782.396
Al sector externo	2.182.100
Transferencias corrientes al exterior	2.182.100

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Becas de capacitación e investigación en el exterior	2.182.100
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(139.035.236)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**554.396.136**
RECURSOS PROPIOS DE CAPITAL	(131.984.037)
Ahorro/ Desahorro en cuenta corriente	(139.035.236)
Incremento de la depreciación y amortización acumuladas	7.051.199
TRANSFERENCIAS Y DONACIONES DE CAPITAL	686.380.173
Transferencias y donaciones de capital del sector privado	682.479.045
Transferencias de capital recibidas del sector privado	682.479.045
De empresas privadas	682.479.045
Transferencias y donaciones de capital del sector público	3.901.128
Transferencias de capital recibidas del sector público	3.901.128
De los entes descentralizados con fines empresariales no petroleros	3.901.128
2.2 GASTOS DE CAPITAL	**907.405.101**
INVERSIÓN REAL DIRECTA	6.115.513
Formación bruta de capital fijo	6.115.513
Edificios e instalaciones	6.115.513
TRANSFERENCIAS Y DONACIONES DE CAPITAL	901.289.588
Al sector privado	901.289.588
Transferencias de capital al sector privado	901.289.588
A empresas privadas	901.289.588
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(353.008.965)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**353.008.965**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	353.008.965
Disminución de otros activos financieros	353.008.965
Disminución de disponibilidades	353.008.965
Disminución de inversiones temporales	353.008.965
3.2 APLICACIONES FINANCIERAS	**353.008.965**
DÉFICIT FINANCIERO	353.008.965

A0015

Corporación de Desarrollo de la Región Central (CORPOCENTRO)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN CENTRAL (CORPOCENTRO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Corporación de Desarrollo de la Región Central (CORPOCENTRO), actualmente adscrita a la Vicepresidencia de la República, mediante Decreto Presidencial N° 7.408, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.422 de fecha 12 de mayo de 2010; con el objetivo de apoyar la implementación de la políticas públicas nacionales en los estados Aragua, Carabobo, Cojedes, Miranda, Vargas y Distrito Capital y con ello permitir una mayor eficacia en la consecución de los fines estadales en dichos estados, en procura del desarrollo sostenible de la Región Central.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados a esta Corporación para el año 2014, se estiman en Bs. 36.500.000, discriminados a continuación:

- Transferencia recibidas de la República	Bs.	35.000.000
- Recursos Propios	Bs.	1.500.000
TOTAL	**Bs.**	**36.500.000**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Corporación presenta una estructura de gastos por Proyectos que demanda la cantidad de Diez Millones de Bolívares (Bs. 10.000.000), y por Acciones Centralizadas, un monto de Veintiséis Millones Quinientos Mil Bolívares (Bs. 26.500.000); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	29.520.077
- Materiales, Suministros y Mercancías	Bs.	1.200.000
- Servicios No Personales	Bs.	1.500.000
- Activos Reales	Bs.	500.000
- Transferencias y Donaciones	Bs.	2.279.923
- Otros Gastos	Bs.	500.000
- Disminución de Pasivos	Bs.	1.000.000
TOTAL	**Bs.**	**36.500.000**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar la Corporación para el ejercicio económico financiero 2014, estarán orientadas a formular un Plan de Desarrollo del Eje Centro Occidental, con énfasis en su carácter industrial, vinculado al proyecto estratégico Ferroviario Nacional, el cual coadyuvará con el desarrollo y ensamblaje adecuado de Unidades de Gestión Territorial, referidas a: Distritos Motores de Desarrollo y sus Comunas, Ejes Comunales y Corredores Productivos, basados en una nueva organización revolucionaria del espacio geográfico. En este sentido, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, a través de políticas públicas dirigidas a la solución de problemas concretos de la sociedad. En este propósito, se propone la ejecución de los siguientes proyectos:

- Plan de Desarrollo del Eje Estratégico Centro-Occidental.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**35.000.000**
INGRESOS CORRIENTES ORDINARIOS	35.000.000
TRANSFERENCIAS CORRIENTES	35.000.000
Transferencias corrientes del sector público	35.000.000
Transferencias corrientes internas recibidas del sector público	35.000.000
De la República	35.000.000
INGRESOS DE CAPITAL	**500.000**
RECURSOS PROPIOS DE CAPITAL	500.000
Incremento de la depreciación y amortización acumuladas	500.000
FUENTES DE FINANCIAMIENTO	**1.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.000.000
Disminución de otros activos financieros	1.000.000
Disminución de disponibilidades	1.000.000
Disminución de bancos	1.000.000
TOTAL RECURSOS	**36.500.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**35.000.000**
GASTOS DE CONSUMO	32.720.077
Remuneraciones	29.520.077
Sueldos, salarios y otras retribuciones	8.982.524
Beneficios y complementos de sueldos y salarios	292.884
Aportes patronales	1.249.443
Prestaciones sociales y otras indemnizaciones	2.932.656
Asistencia socioeconómica	8.858.319
Otros gastos de personal	7.204.251
Compra de bienes y servicios	2.700.000
Bienes de consumo	1.200.000
Servicios no personales	1.500.000
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.279.923
Al sector privado	2.279.923
Transferencias corrientes al sector privado	2.279.923
Directas a personas	2.279.923
Jubilaciones y otros beneficios asociados	1.789.177
Otras transferencias directas a personas	490.746
GASTOS DE CAPITAL	**500.000**
INVERSIÓN REAL DIRECTA	500.000
Formación bruta de capital fijo	500.000
Maquinaria, equipos y otros bienes muebles	300.000
Construcciones de bienes de dominio privado	200.000
APLICACIONES FINANCIERAS	**1.000.000**
DISMINUCIÓN DE PASIVOS	1.000.000
Disminución de cuentas y efectos por pagar	1.000.000
Disminución de cuentas y efectos por pagar a corto plazo	900.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	150.000
Disminución de aportes patronales y retenciones laborales por pagar	750.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	250.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	100.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	100.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	100.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	100.000
TOTAL GASTOS	**36.500.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122327	Plan de Desarrollo del Eje Estrategico Centro - Occidental.	plan			1		10.000.000			10.000.000
TOTAL							**10.000.000**			**10.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		19.520.077			19.520.077
02	Gestión administrativa	1.500.000	3.200.000			4.700.000
03	Previsión y protección social		2.279.923			2.279.923
TOTAL		**1.500.000**	**25.000.000**			**26.500.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**67**	**65**		**132**	**5.049.029**	**292.884**	**5.341.913**
Alto Nivel y de Dirección	1	1		2	169.192		169.192
Profesional y Técnico	44	11		55	2.546.290	157.124	2.703.414
Personal Administrativo	10			10	399.815	35.760	435.575
Obrero	12	53		65	1.933.732	100.000	2.033.732
Personal Contratado	**67**	**38**		**105**	**3.808.495**		**3.808.495**
Profesional y Técnico	53	33		86	3.357.343		3.357.343
Personal Administrativo	14	5		19	451.152		451.152
TOTAL	**134**	**103**		**237**	**8.857.524**	**292.884**	**9.150.408**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**4**	**6**	**490.744**
Alto Nivel y de Dirección		1	1	75.368
Obreros		3	3	234.025
Empleados	2		2	181.351
Jubilados	**12**	**10**	**22**	**1.789.179**
Alto Nivel y de Dirección		3	3	271.465
Obreros		1	1	74.097
Empleados	12	6	18	1.443.617
TOTAL	**14**	**14**	**28**	**2.279.923**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	29.520.077
4.02	Materiales, suministros y mercancías	1.200.000
4.03	Servicios no personales	1.500.000
4.04	Activos reales	500.000
4.07	Transferencias y donaciones	2.279.923
4.08	Otros gastos	500.000
4.11	Disminución de pasivos	1.000.000
	TOTAL	**36.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**35.000.000**
INGRESOS CORRIENTES ORDINARIOS	35.000.000
TRANSFERENCIAS CORRIENTES	35.000.000
Transferencias corrientes del sector público	35.000.000
Transferencias corrientes internas recibidas del sector público	35.000.000
De la República	35.000.000
Recursos Ordinarios	35.000.000
1.2 GASTOS CORRIENTES	**35.000.000**
GASTOS DE CONSUMO	32.720.077
Remuneraciones	29.520.077
Sueldos, salarios y otras retribuciones	8.982.524
Beneficios y complementos de sueldos y salarios	292.884
Aportes patronales	1.249.443
Prestaciones sociales y otras indemnizaciones	2.932.656
Asistencia socioeconómica	8.858.319
Otros gastos de personal	7.204.251
Compra de bienes y servicios	2.700.000
Bienes de consumo	1.200.000
Servicios no personales	1.500.000
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.279.923
Al sector privado	2.279.923
Transferencias corrientes al sector privado	2.279.923
Directas a personas	2.279.923
Jubilaciones y otros beneficios asociados	1.789.177
Otras transferencias directas a personas	490.746
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**500.000**
RECURSOS PROPIOS DE CAPITAL	500.000
Incremento de la depreciación y amortización acumuladas	500.000
2.2 GASTOS DE CAPITAL	**500.000**
INVERSIÓN REAL DIRECTA	500.000
Formación bruta de capital fijo	500.000
Maquinaria, equipos y otros bienes muebles	300.000
Construcciones de bienes de dominio privado	200.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.000.000
Disminución de otros activos financieros	1.000.000
Disminución de disponibilidades	1.000.000
Disminución de bancos	1.000.000
3.2 APLICACIONES FINANCIERAS	**1.000.000**
DISMINUCIÓN DE PASIVOS	1.000.000
Disminución de cuentas y efectos por pagar	1.000.000
Disminución de cuentas y efectos por pagar a corto plazo	900.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	150.000
Disminución de aportes patronales y retenciones laborales por pagar	750.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	250.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	100.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	100.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	100.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	100.000

A0016

Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS LLANOS (CORPOLLANOS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS), actualmente adscrita a la Vicepresidencia de la República, mediante Decreto Presidencial N° 7.408, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.422 de fecha 12 de mayo de 2010; con el objetivo de apoyar la implementación de la políticas públicas nacionales en los estados Apure, Barinas, Cojedes, Guárico y Portuguesa, y con ello permitir una mayor eficacia en la consecución de los fines estadales en dichos estados, en procura del desarrollo sostenible de la Región Central.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados a esta Corporación para el año 2014, se estiman en Bs. 35.035.000, discriminados a continuación:

- Transferencia recibidas de la República	Bs.	35.000.000
- Recursos Propios	Bs.	35.000
TOTAL	**Bs.**	**35.035.000**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Corporación presenta una estructura de gastos por Proyectos que demanda la cantidad de Diez Millones de Bolívares (Bs. 10.000.000), y por Acciones Centralizadas, un monto de Veinticinco Millones Treinta y Cinco Mil Bolívares (Bs. 25.035.000); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	17.626.698
- Materiales, Suministros y Mercancías	Bs.	10.425.524
- Servicios No Personales	Bs.	5.043.888
- Activos Reales	Bs.	1.094.500
- Transferencias y Donaciones	Bs.	809.390
- Otros Gastos	Bs.	35.000
TOTAL	**Bs.**	**35.035.000**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar la Corporación para el ejercicio económico financiero 2014, estarán orientadas a capacitar a la comunidad en general, ofreciéndoles herramientas necesarias para la adquisición y fortalecimiento de conocimientos que les permita insertarse en el nuevo modelo económico y social de la región asimismo, promover el desarrollo endógeno, integral y sustentable en espacios deprimidos de la región de los Llanos, con vocación y potencialidades para la producción agrícola, mediante el desarrollo de actividades productivas, sociales y conservacionistas del ambiente. En este sentido, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019, a través de políticas públicas dirigidas a la solución de problemas concretos de la sociedad. En este propósito, se propone la ejecución de los siguientes proyectos:

- Propuesta Programática de Formación Socialista, Asesoría y Asistencia Técnica de CORPOLLANOS.
- Seguridad Alimentaria y Organización Comunal en Zonas Rurales e Indígenas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**35.000.000**
INGRESOS CORRIENTES ORDINARIOS	35.000.000
TRANSFERENCIAS CORRIENTES	35.000.000
Transferencias corrientes del sector público	35.000.000
Transferencias corrientes internas recibidas del sector público	35.000.000
De la República	35.000.000
INGRESOS DE CAPITAL	**35.000**
RECURSOS PROPIOS DE CAPITAL	35.000
Incremento de la depreciación y amortización acumuladas	35.000
TOTAL RECURSOS	**35.035.000**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**33.940.500**
GASTOS DE CONSUMO	33.131.110
Remuneraciones	17.626.698
Sueldos, salarios y otras retribuciones	4.415.667
Beneficios y complementos de sueldos y salarios	2.598.816
Aportes patronales	725.862
Prestaciones sociales y otras indemnizaciones	1.307.075
Asistencia socioeconómica	4.588.063
Otros gastos de personal	3.991.215
Compra de bienes y servicios	13.659.412
Bienes de consumo	10.425.524
Servicios no personales	3.233.888
Impuestos indirectos	1.810.000
Depreciación y amortización	35.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	809.390
Al sector privado	809.390
Transferencias corrientes al seotor privado	809.390
Directas a personas	809.390
Pensiones y otros beneficios asociados	380.285
Jubilaciones y otros beneficios asociados	366.105
Otras transferencias directas a personas	63.000
GASTOS DE CAPITAL	**1.094.500**
INVERSIÓN REAL DIRECTA	1.094.500
Formación bruta de capital fijo	1.094.500
Maquinaria, equipos y otros bienes muebles	1.094.500
TOTAL GASTOS	**35.035.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120499	Propuesta Programática de Formación Socialista, Asesoría y Asistencia Técnica de CORPOLLANOS	taller			58		2.000.000			2.000.000
120512	Seguridad Alimentaria y Organización Comunal en Zonas Rurales e Indígenas	taller			10		8.000.000			8.000.000
TOTAL							10.000.000			10.000.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		16.071.117			16.071.117
02	Gestión administrativa	35.000	8.182.493			8.217.493
03	Previsión y protección social		746.390			746.390
TOTAL		35.000	25.000.000			25.035.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**30**	**23**	**8**	**61**	**2.266.333**		**2.266.333**
Alto Nivel y de Dirección		1		1	140.000		140.000
Directivo	14	12	8	34	1.109.410		1.109.410
Profesional y Técnico	14	2		16	681.217		681.217
Personal Administrativo	2	2		4	155.706		155.706
Obrero		6		6	180.000		180.000
Personal Contratado	**36**	**36**		**72**	**2.109.333**		**2.109.333**
Profesional y Técnico	20	10		30	1.374.706		1.374.706
Personal Administrativo	5	5		10	383.627		383.627
Obrero	11	21		32	351.000		351.000
TOTAL	**66**	**59**	**8**	**133**	**4.375.666**		**4.375.666**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**8**	**8**	**380.285**
Obreros		8	8	380.285
Jubilados	**5**	**2**	**7**	**366.105**
Empleados	5	2	7	366.105
TOTAL	**5**	**10**	**15**	**746.390**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	17.626.698
4.02	Materiales, suministros y mercancías	10.425.524
4.03	Servicios no personales	5.043.888
4.04	Activos reales	1.094.500
4.07	Transferencias y donaciones	809.390
4.08	Otros gastos	35.000
	TOTAL	**35.035.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**35.000.000**
INGRESOS CORRIENTES ORDINARIOS	35.000.000
TRANSFERENCIAS CORRIENTES	35.000.000
Transferencias corrientes del sector público	35.000.000
Transferencias corrientes internas recibidas del sector público	35.000.000
De la República	35.000.000
Recursos Ordinarios	35.000.000
1.2 GASTOS CORRIENTES	**33.940.500**
GASTOS DE CONSUMO	33.131.110
Remuneraciones	17.626.698
Sueldos, salarios y otras retribuciones	4.415.667
Beneficios y complementos de sueldos y salarios	2.598.816
Aportes patronales	725.862
Prestaciones sociales y otras indemnizaciones	1.307.075
Asistencia socioeconómica	4.588.063
Otros gastos de personal	3.991.215
Compra de bienes y servicios	13.659.412
Bienes de consumo	10.425.524
Servicios no personales	3.233.888
Impuestos indirectos	1.810.000
Depreciación y amortización	35.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	809.390
Al sector privado	809.390
Transferencias corrientes al sector privado	809.390
Directas a personas	809.390
Pensiones y otros beneficios asociados	380.285
Jubilaciones y otros beneficios asociados	366.105
Otras transferencias directas a personas	63.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.059.500**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.094.500**
RECURSOS PROPIOS DE CAPITAL	1.094.500
Ahorro en cuenta corriente	1.059.500
Incremento de la depreciación y amortización acumuladas	35.000
2.2 GASTOS DE CAPITAL	**1.094.500**
INVERSIÓN REAL DIRECTA	1.094.500
Formación bruta de capital fijo	1.094.500
Maquinaria, equipos y otros bienes muebles	1.094.500
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0018

Corporación de Desarrollo de la Región de los Andes (CORPOANDES)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS ANDES (CORPOANDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Corporación de Desarrollo de la Región de los Andes (Corpoandes), adscrita a la Vicepresidencia de la República, mediante Decreto Presidencial N° 7.408 de fecha 12 de mayo de 2010, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.422 de fecha antes mencionada; con el objetivo de apoyar la implementación de la políticas públicas nacionales en los estados Mérida, Táchira y Trujillo, y con ello permitir una mayor eficacia en la consecución de los fines estadales en dichos estados, en procura del desarrollo sostenible de la Región de los Andes de la República Bolivariana de Venezuela.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados a la Corporación para el año 2014, se estiman en Bs. 41.826.869, discriminados a continuación

- Transferencias recibidas de la República	Bs.	40.000.000
- Recursos propios	Bs.	1.826.869
TOTAL	**Bs.**	**41.826.869**

- **POLÍTICA DE GASTOS**

A fin de cumplir con los objetivos establecidos para el año 2014, la Corporación presenta una estructura de gastos por Proyectos que demanda la cantidad de Diez Millones de Bolívares (Bs. 10.000.000), y por Acciones Centralizadas, un monto de Treinta y Un Millones Ochocientos Veintiséis Mil Ochocientos Sesenta y Nueve Bolívares (Bs. 31.826.869); distribuidos en las siguientes partidas presupuestarias:

- Gasto de personal	Bs.	22.864.428
- Materiales, suministros y mercancías	Bs.	2.618.818
- Servicios no personales	Bs.	3.712.324
- Activos reales	Bs.	445.450
- Activo Financiero	Bs.	10.805.849
- Transferencias y donaciones	Bs.	30.000
- Otros gastos	Bs.	1.350.000
TOTAL	**Bs.**	**41.826.869**

- **COBERTURA DE LOS SERVICIOS A PRESTAR**

Dentro de este marco, la Corporación continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución de los siguientes proyectos:

- Puesta en funcionamiento de la Oficina Técnica Regional como ente descentralizador del Consejo Federal de Gobierno.
- Apoyo a la Secretaria Ejecutiva del Sistema de Planificación y Gestión Institucional de la Región de Los Andes.
- Redimensionar la Oficina de Relaciones Institucionales de Corpoandes para convertirla en una Oficina de Comunicación Integral.
- Fortalecimiento del Sistema de Información Geográfico de la Región de Los Andes (SIGRA).
- Fortalecimiento de las Cadenas Socio Productivas Agrícola en La Región de Los Andes.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**40.446.869**
INGRESOS CORRIENTES ORDINARIOS	40.446.869
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	23.000
Venta de otros bienes y servicios	23.000
INGRESOS DE LA PROPIEDAD	423.869
Intereses	112.800
Intereses internos	112.800
Intereses por depósitos	112.800
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	311.069
Alquileres	311.069
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
INGRESOS DE CAPITAL	**30.000**
RECURSOS PROPIOS DE CAPITAL	30.000
Incremento de la depreciación y amortización acumuladas	30.000
FUENTES DE FINANCIAMIENTO	**1.350.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.350.000
Disminución de otros activos financieros	1.350.000
Disminución de disponibilidades	1.350.000
Disminución de bancos	1.350.000
TOTAL RECURSOS	**41.826.869**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**40.031.419**
GASTOS DE CONSUMO	29.225.570
Remuneraciones	22.864.428
Sueldos, salarios y otras retribuciones	8.283.961
Beneficios y complementos de sueldos y salarios	8.173.930
Aportes patronales	417.347
Prestaciones sociales y otras indemnizaciones	1.313.721
Asistencia socioeconómica	2.347.937
Otros gastos de personal	2.327.532
Compra de bienes y servicios	6.331.142
Bienes de consumo	2.618.818
Servicios no personales	3.712.324
Depreciación y amortización	30.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.805.849
Al sector privado	10.805.849
Transferencias corrientes al sector privado	10.780.849
Directas a personas	10.780.849
Pensiones y otros beneficios asociados	1.672.417
Jubilaciones y otros beneficios asociados	9.108.432
Donaciones corrientes al sector privado	25.000
Donaciones a personas	12.500
Donaciones a instituciones sin fines de lucro	12.500
GASTOS DE CAPITAL	**445.450**
INVERSIÓN REAL DIRECTA	445.450
Formación bruta de capital fijo	445.450
Maquinaria, equipos y otros bienes muebles	349.550
Construcciones de bienes de dominio privado	95.900

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**1.350.000**
DISMINUCIÓN DE PASIVOS	1.350.000
Disminución de cuentas y efectos por pagar	797.010
Disminución de cuentas y efectos por pagar a corto plazo	797.010
Disminución de aportes patronales y retenciones laborales por pagar	348.440
Disminución de otros aportes patronales por pagar	348.440
Disminución cuentas por pagar a proveedores a corto plazo	448.570
Disminución de otros pasivos	552.990
Disminución de otros pasivos a mediano y largo plazo	552.990
TOTAL GASTOS	**41.826.869**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
111479	Puesta en funcionamiento de la Oficina Técnica Regional como ente descentralizador del Consejo Federal de Gobierno.	01-01-2011	31-12-2015	50.325.039	492.226	20.944.184		71.761.449
120422	Apoyo a la Secretaria Ejecutiva del Sistema de Planificación y Gestión Institucional de la Región de Los Andes	01-01-2014	31-12-2017		4.507.126	34.788.490	74.533.963	113.829.579
120538	Fortalecimiento del Sistema de Información Geografico de la Region de Los Andes (SIGRA)	01-01-2014	31-12-2016		1.107.779	9.769.824	12.406.895	23.284.498
120539	Fortalecimiento de las Cadenas Socio Productivas Agrícola en La Región de Los Andes	01-01-2014	31-12-2015		2.952.944	18.344.325		21.297.269
	TOTAL			**50.325.039**	**9.060.075**	**83.846.823**	**86.940.858**	**230.172.795**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
111479	Puesta en funcionamiento de la Oficina Técnica Regional como ente descentralizador del Consejo Federal de Gobierno.	oficina			1		492.226			492.226
120422	Apoyo a la Secretaria Ejecutiva del Sistema de Planificación y Gestión Institucional de la Región de Los Andes	asesoría			240		4.507.126			4.507.126
120430	Redimensionar la Oficina de Relaciones Institucionales de Corpoandes para convertirla en una Oficina de Comunicacion Integral	Plataforma tecnológica			3		939.925			939.925
120538	Fortalecimiento del Sistema de Información Geografico de la Region de Los Andes (SIGRA)	sistema			1		1.107.779			1.107.779
120539	Fortalecimiento de las Cadenas Socio Productivas Agrícola en La Región de Los Andes	documento			246		2.952.944			2.952.944
TOTAL							10.000.000			10.000.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		14.329.096			14.329.096
02	Gestión administrativa	1.826.869	4.890.055			6.716.924
03	Previsión y protección social		10.780.849			10.780.849
	TOTAL	**1.826.869**	**30.000.000**			**31.826.869**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**89**	**89**		**178**	**6.831.024**	**1.255.834**	**8.086.858**
Directivo	5	12		17	743.916		743.916
Profesional y Técnico	43	29		72	2.875.813	738.122	3.613.935
Personal Administrativo	28	3		31	1.065.347	277.468	1.342.815
Obrero	13	45		58	2.145.948	240.244	2.386.192
Personal Contratado	**3**	**3**		**6**	**186.508**		**186.508**
Personal Administrativo	2	3		5	177.992		177.992
Obrero	1			1	8.516		8.516
TOTAL	**92**	**92**		**184**	**7.017.532**	**1.255.834**	**8.273.366**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**27**	**15**	**42**	**1.672.417**
Obreros	3	11	14	568.312
Empleados	24	4	28	1.104.105
Jubilados	**95**	**131**	**226**	**9.108.432**
Obreros	11	62	73	3.004.428
Empleados	84	69	153	6.104.004
TOTAL	**122**	**146**	**268**	**10.780.849**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	22.864.428
4.02	Materiales, suministros y mercancías	2.618.818
4.03	Servicios no personales	3.712.324
4.04	Activos reales	445.450
4.07	Transferencias y donaciones	10.805.849
4.08	Otros gastos	30.000
4.11	Disminución de pasivos	1.350.000
	TOTAL	**41.826.869**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**40.446.869**
INGRESOS CORRIENTES ORDINARIOS	40.446.869
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	23.000
Venta de otros bienes y servicios	23.000
INGRESOS DE LA PROPIEDAD	423.869
Intereses	112.800
Intereses internos	112.800
Intereses por depósitos	112.800
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	311.069
Alquileres	311.069
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
Recursos Ordinarios	40.000.000
1.2 GASTOS CORRIENTES	**40.031.419**
GASTOS DE CONSUMO	29.225.570
Remuneraciones	22.864.428
Sueldos, salarios y otras retribuciones	8.283.961
Beneficios y complementos de sueldos y salarios	8.173.930
Aportes patronales	417.347
Prestaciones sociales y otras indemnizaciones	1.313.721
Asistencia socioeconómica	2.347.937
Otros gastos de personal	2.327.532
Compra de bienes y servicios	6.331.142

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Bienes de consumo	2.618.818
Servicios no personales	3.712.324
Depreciación y amortización	30.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.805.849
Al sector privado	10.805.849
Transferencias corrientes al sector privado	10.780.849
Directas a personas	10.780.849
Pensiones y otros beneficios asociados	1.672.417
Jubilaciones y otros beneficios asociados	9.108.432
Donaciones corrientes al sector privado	25.000
Donaciones a personas	12.500
Donaciones a instituciones sin fines de lucro	12.500
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**415.450**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**445.450**
RECURSOS PROPIOS DE CAPITAL	445.450
Ahorro en cuenta corriente	415.450
Incremento de la depreciación y amortización acumuladas	30.000
2.2 GASTOS DE CAPITAL	**445.450**
INVERSIÓN REAL DIRECTA	445.450
Formación bruta de capital fijo	445.450
Maquinaria, equipos y otros bienes muebles	349.550
Construcciones de bienes de dominio privado	95.900
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.350.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.350.000
Disminución de otros activos financieros	1.350.000
Disminución de disponibilidades	1.350.000
Disminución de bancos	1.350.000
3.2 APLICACIONES FINANCIERAS	**1.350.000**
DISMINUCIÓN DE PASIVOS	1.350.000
Disminución de cuentas y efectos por pagar	797.010
Disminución de cuentas y efectos por pagar a corto plazo	797.010
Disminución de aportes patronales y retenciones laborales por pagar	348.440
Disminución de otros aportes patronales por pagar	348.440
Disminución cuentas por pagar a proveedores a corto plazo	448.570
Disminución de otros pasivos	552.990
Disminución de otros pasivos a mediano y largo plazo	552.990

A0019

Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN ZULIANA (CORPOZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Corporación de Desarrollo de la Región Zuliana (Corpozulia), es un organismo adscrito a la Vicepresidencia de la República, según Decreto No. 7.408, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela No. 39.422, de fecha 12 de mayo de 2010. Su objetivo principal se orienta hacia la promoción del desarrollo armónico, endógeno, integral, sustentable y sostenido, en concordancia con los lineamientos y objetivos establecidos en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, a los fines de impulsar el desarrollo de la Región. Actualmente cumple el rol de Oficina Técnica Regional del Fondo de Compensación Interterritorial del Consejo Federal de Gobierno (CFG), de acuerdo con lo establecido en la Ley Orgánica del Consejo Federal de Gobierno.

Dentro de este marco, para el ejercicio fiscal 2014, Corpozulia, se ha propuesto la consolidación de un sistema de asistencia técnica integral y transversal que permita la transferencia de conocimientos a las organizaciones de base comunitarias en la formulación y gestión tecno-política de proyectos, que conlleven al empoderamiento popular.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para la Corporación en el año 2014, se estiman en Bs. 240.416.180, tal como se relacionan a continuación:

– Ingresos de la Propiedad	Bs.	77.929.486
– Aporte del Ejecutivo Nacional	Bs.	80.000.000
– Otros Ingresos	Bs.	19.456.256
– Recursos Propios de Capital	Bs.	30.000.000
– Recursos Financieros	Bs.	33.030.438
TOTAL	**Bs.**	**240.416.180**

- **POLÍTICA DE GASTOS:**

La distribución de los gastos a realizar a objeto de cubrir el funcionamiento y cumplir con los objetivos establecidos por la institución, demandan de una inversión en los Proyectos por la cantidad de cincuenta y un millones ciento nueve mil quinientos treinta y un bolívares (Bs.51.109.531), y una asignación para las Acciones Centralizadas de ciento ochenta y nueve millones trescientos seis mil seiscientos cuarenta y nueve bolívares (Bs. 189.306.649), discriminados en las partidas presupuestarias siguientes:

– Gastos de personal	Bs.	82.226.077
– Materiales suministros y mercancías	Bs.	10.182.530
– Servicios no personales	Bs.	46.671.978
– Activos reales	Bs.	14.610.466
– Activos financieros	Bs.	10.491.338
– Transferencias y donaciones	Bs.	40.921.311
– Otros gastos	Bs.	30.000.000
– Disminución de pasivos	Bs.	5.312.480
TOTAL	**Bs.**	**240.416.180**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Las acciones que desarrollará la Corporación en el año 2014 se orientarán a la consecución de los objetivos y metas previstas en los siguientes proyectos:

- Mantenimiento Mayor del Castillo de San Carlos de la Barra.
- Pequeñas Plantas locales para el fomento de los cultivos promisorios.
- Mejoramiento de Hábitat y Vivienda en el Estado Zulia.
- Prospección y evaluación de los recursos Minerales No Metálicos del Estado Zulia.
- Mejoramiento y mantenimiento de la infraestructura sede y oficinas foráneas de Corpozulia.
- Fortalecimiento institucional de los ejes de desarrollo.
- Afianzar los Servicios del Centro de Información y Documentación de la biblioteca del edificio sede.
- Fortalecimiento de los Centros de Producción del Agro (CEPROAGRO).
- Fortalecimiento a empresas pertenecientes al sector agoindustrial y manufacturero.
- Investigación y Desarrollo Tecnológico como Pilar para la Seguridad Agroalimentaria.
- Fortalecimiento de la Actividad Turística.
- Participación e Integración Comunitaria en el Estado Zulia.
- Fortalecimiento de las Unidades de Producción Agrícola Animal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**177.385.742**
INGRESOS CORRIENTES ORDINARIOS	177.385.742
INGRESOS DE LA PROPIEDAD	77.929.486
Intereses	7.379.486
Intereses internos	7.379.486
Intereses por préstamos	7.379.486
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	70.550.000
Alquileres	70.550.000
TRANSFERENCIAS CORRIENTES	80.000.000
Transferencias corrientes del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
OTROS INGRESOS	19.456.256
Otros ingresos ajenos a la operación	19.456.256
INGRESOS DE CAPITAL	**30.000.000**
RECURSOS PROPIOS DE CAPITAL	30.000.000
Incremento de la depreciación y amortización acumuladas	30.000.000
FUENTES DE FINANCIAMIENTO	**33.030.438**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	33.030.438
Disminución de otros activos financieros	33.030.438
Disminución de cuentas por cobrar a corto plazo	33.030.438
Disminución de otras cuentas por cobrar a corto plazo	33.030.438
TOTAL RECURSOS	**240.416.180**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**210.001.896**
GASTOS DE CONSUMO	169.080.585
Remuneraciones	82.226.077
Sueldos, salarios y otras retribuciones	26.644.269
Beneficios y complementos de sueldos y salarios	27.524.747
Aportes patronales	1.995.222
Prestaciones sociales y otras indemnizaciones	6.268.635
Asistencia socioeconómica	18.643.704
Otros gastos de personal	1.149.500
Compra de bienes y servicios	56.854.508
Bienes de consumo	10.182.530
Servicios no personales	46.671.978
Depreciación y amortización	30.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	40.921.311
Al sector privado	40.921.311
Donaciones corrientes al sector privado	40.921.311
Donaciones a personas	40.921.311
GASTOS DE CAPITAL	**14.610.466**
INVERSIÓN REAL DIRECTA	14.610.466
Formación bruta de capital fijo	14.468.040
Edificios e instalaciones	10.164.759
Maquinaria, equipos y otros bienes muebles	4.267.569
Construcciones de bienes de dominio privado	35.712
Bienes intangibles	142.426

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**15.803.818**
INVERSIÓN FINANCIERA	10.491.338
Incremento de otros activos financieros	10.491.338
Incremento de disponibilidades	3.853.538
Incremento de bancos	3.853.538
Incremento de cuentas por cobrar a mediano y largo plazo	6.637.800
Incremento de otras cuentas por cobrar a mediano y largo plazo	6.637.800
DISMINUCIÓN DE PASIVOS	5.312.480
Disminución de cuentas y efectos por pagar	5.312.480
Disminución de cuentas y efectos por pagar a corto plazo	5.312.480
Disminución cuentas por pagar a proveedores a corto plazo	5.312.480
TOTAL GASTOS	**240.416.180**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
119726	Mantenimiento Mayor del Castillo de San Carlos de la Barra	metro cuadrado			5.250				10.093.505	10.093.505
119728	Pequeñas Plantas locales para el fomento de los cultivos promisorios	trabajador(a)		185	185				9.362.751	9.362.751
120541	Mejoramiento de Hábitat y Vivienda en el Estado Zulia.	vivienda			50	7.912.733				7.912.733
120604	Prospección y evaluación de los recursos Minerales No Metálicos del Estado Zulia.	evaluación			20	603.786				603.786
120619	Mejoramiento y mantenimiento de la infraestructura sede y oficinas foráneas de Corpozulia	metro cuadrado			2.200	5.350.000				5.350.000
120706	Fortalecimiento institucional de los ejes de desarrollo	informe			4	429.758				429.758
120728	Afianzar los Servicios del Centro de Información y Documentación de la biblioteca del edificio sede	usuario		7.339	7.339	1.947.004				1.947.004
120787	Fortalecimiento de los Centros de Producción del Agro (CEPROAGRO).	informe			8	640.523				640.523

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120809	Fortalecimiento a empresas pertenecientes al sector agoindustrial y manufacturero.	trabajador(a)	3	3	6	10.049.253				10.049.253
120848	Investigación y Desarrollo Tecnológico como Pilar para la Seguridad Agroalimentaria	asistencia técnica			9.530	1.367.000				1.367.000
120859	Fortalecimiento de la Actividad Turística	metro cuadrado			7.500	501.095				501.095
120871	Participación e Integración Comunitaria en el Estado Zulia	encuesta			2.043	1.015.360				1.015.360
120877	Fortalecimiento de las Unidades de Producción Agrícola Animal.	informe			4	1.836.763				1.836.763
TOTAL						31.653.275			19.456.256	51.109.531

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	14.861.273	66.980.775			81.842.048
02	Gestión administrativa	93.795.376				93.795.376
03	Previsión y protección social		13.019.225			13.019.225
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	650.000				650.000
	TOTAL	**109.306.649**	**80.000.000**			**189.306.649**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**165**	**304**	**28**	**497**	**11.270.422**	**2.004.186**	**13.274.608**
Alto Nivel y de Dirección		1		1	26.757	45.000	71.757
Directivo	18	29	5	52	1.277.551	1.320.116	2.597.667
Profesional y Técnico	55	37	8	100	2.928.729	400.808	3.329.537
Personal Administrativo	17	12		29	765.759	84.634	850.393
Personal Docente	7			7	182.343	21.240	203.583
Personal Médico	2			2	28.895	8.781	37.676
Obrero	66	225	15	306	6.060.388	123.607	6.183.995
Personal Contratado	**225**	**168**		**393**	**13.088.333**		**13.088.333**
Directivo	2	3		5	266.468		266.468
Profesional y Técnico	168	115		283	9.579.086		9.579.086
Personal Administrativo	33	44		77	2.349.110		2.349.110
Personal Docente	17			17	544.599		544.599
Personal Médico	5	6		11	349.070		349.070
TOTAL	**390**	**472**	**28**	**890**	**24.358.755**	**2.004.186**	**26.362.941**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**32**	**11**	**43**	**2.844.410**
Obreros	6	2	8	218.451
Empleados	26	9	35	2.625.959
Jubilados	**98**	**71**	**169**	**10.174.815**
Obreros	1	22	23	641.166
Empleados	97	49	146	9.533.649
TOTAL	**130**	**82**	**212**	**13.019.225**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	82.226.077
4.02	Materiales, suministros y mercancías	10.182.530
4.03	Servicios no personales	46.671.978
4.04	Activos reales	14.610.466
4.05	Activos financieros	10.491.338
4.07	Transferencias y donaciones	40.921.311
4.08	Otros gastos	30.000.000
4.11	Disminución de pasivos	5.312.480
	TOTAL	**240.416.180**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**177.385.742**
INGRESOS CORRIENTES ORDINARIOS	177.385.742
INGRESOS DE LA PROPIEDAD	77.929.486
Intereses	7.379.486
Intereses internos	7.379.486
Intereses por préstamos	7.379.486
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	70.550.000
Alquileres	70.550.000
TRANSFERENCIAS CORRIENTES	80.000.000
Transferencias corrientes del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
Recursos Ordinarios	80.000.000
OTROS INGRESOS	19.456.256
Otros ingresos ajenos a la operación	19.456.256
1.2 GASTOS CORRIENTES	**210.001.896**
GASTOS DE CONSUMO	169.080.585
Remuneraciones	82.226.077
Sueldos, salarios y otras retribuciones	26.644.269
Beneficios y complementos de sueldos y salarios	27.524.747
Aportes patronales	1.995.222
Prestaciones sociales y otras indemnizaciones	6.268.635
Asistencia socioeconómica	18.643.704
Otros gastos de personal	1.149.500

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Compra de bienes y servicios	56.854.508
Bienes de consumo	10.182.530
Servicios no personales	46.671.978
Depreciación y amortización	30.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	40.921.311
Al sector privado	40.921.311
Donaciones corrientes al sector privado	40.921.311
Donaciones a personas	40.921.311
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(32.616.154)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.616.154)**
RECURSOS PROPIOS DE CAPITAL	(2.616.154)
Desahorro en cuenta corriente	(32.616.154)
Incremento de la depreciación y amortización acumuladas	30.000.000
2.2 GASTOS DE CAPITAL	**14.610.466**
INVERSIÓN REAL DIRECTA	14.610.466
Formación bruta de capital fijo	14.468.040
Edificios e instalaciones	10.164.759
Maquinaria, equipos y otros bienes muebles	4.267.569
Construcciones de bienes de dominio privado	35.712
Bienes intangibles	142.426
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(17.226.620)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**33.030.438**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	33.030.438
Disminución de otros activos financieros	33.030.438
Disminución de cuentas por cobrar a corto plazo	33.030.438
Disminución de otras cuentas por cobrar a corto plazo	33.030.438
3.2 APLICACIONES FINANCIERAS	**33.030.438**
INVERSIÓN FINANCIERA	10.491.338
Incremento de otros activos financieros	10.491.338
Incremento de disponibilidades	3.853.538
Incremento de bancos	3.853.538
Incremento de cuentas por cobrar a mediano y largo plazo	6.637.800
Incremento de otras cuentas por cobrar a mediano y largo plazo	6.637.800
DISMINUCIÓN DE PASIVOS	5.312.480
Disminución de cuentas y efectos por pagar	5.312.480
Disminución de cuentas y efectos por pagar a corto plazo	5.312.480
Disminución cuentas por pagar a proveedores a corto plazo	5.312.480
DÉFICIT FINANCIERO	17.226.620

A0261

Corporación de Desarrollo Jacinto Lara (CORPOLARA)

CORPORACIÓN DE DESARROLLO JACINTO LARA (CORPOLARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Corporación de Desarrollo Jacinto Lara (Corpolara), es un instituto público adscrito a la Vicepresidencia de la República, creada mediante Decreto Presidencial N° 8.800 de fecha 14 de febrero de 2012, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.874 de fecha 1° de marzo de 2012; con el objetivo de apoyar la implementación de la políticas públicas nacionales en los estados Lara, Yaracuy y Portuguesa, y con ello permitir una mayor eficacia en la consecución de los fines estadales en dichos estados, en procura del desarrollo sostenible de la Región Centro Occidental de la República de Venezuela.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados a la Corporación para el año 2014, se estiman en Bs. 41.000.000, discriminados a continuación:

- Transferencias recibidas de la República	Bs.	40.000.000
- Recursos propios	Bs.	1.000.000
Total	**Bs.**	**41.000.000**

- **POLÍTICA DE GASTOS**

A fin de cumplir con los objetivos establecidos para el año 2014, la Corporación presenta una estructura de gastos por Proyectos que demanda la cantidad de Diez Millones de Bolívares (Bs. 10.000.000), y por Acciones Centralizadas, un monto de Treinta y Un Millones de Bolívares (Bs. 31.000.000); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	14.716.980
- Materiales, Suministros y Mercancías	Bs.	1.761.643
- Servicios no Personales	Bs.	5.600.852
- Activos Reales	Bs.	4.779.143
- Activos Financieros	Bs.	1.000.000
- Transferencias y Donaciones	Bs.	12.141.382
- Otros Gastos	Bs.	1.000.000
Total	**Bs.**	**41.000.000**

- **COBERTURA DE LOS SERVICIOS A PRESTAR**

Dentro de este marco, la Corporación continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019. Para los fines antes señalados se prevé la ejecución de los siguientes proyectos:

- Fortalecimiento e impulso de las Organizaciones de Base del Poder Popular (OBPP) en los estados Lara, Portuguesa y Yaracuy.
- Construcción y rehabilitación de obras en el estado Lara en el marco del plan del buen vivir 2014.
- Promoción del Desarrollo Territorial de la región conformada por los estados Lara, Portuguesa y Yaracuy.
- Rehabilitación del Asfaltado en las vías urbanas del Estado Lara.
- Programa para la Construcción de Viviendas en el Estado Lara.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**40.000.000**
INGRESOS CORRIENTES ORDINARIOS	40.000.000
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
INGRESOS DE CAPITAL	**1.000.000**
RECURSOS PROPIOS DE CAPITAL	1.000.000
Incremento de la depreciación y amortización acumuladas	1.000.000
TOTAL RECURSOS	**41.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**35.220.857**
GASTOS DE CONSUMO	23.079.475
Remuneraciones	14.716.980
Sueldos, salarios y otras retribuciones	5.551.850
Beneficios y complementos de sueldos y salarios	4.495.600
Aportes patronales	979.162
Prestaciones sociales y otras indemnizaciones	1.172.608
Asistencia socioeconómica	2.517.760
Compra de bienes y servicios	5.950.913
Bienes de consumo	1.761.643
Servicios no personales	4.189.270
Impuestos indirectos	1.411.582
Depreciación y amortización	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.141.382
Al sector privado	12.141.382
Transferencias corrientes al sector privado	7.781.382
Directas a personas	7.781.382
Pensiones y otros beneficios asociados	122.312
Jubilaciones y otros beneficios asociados	4.960.050
Otras transferencias directas a personas	2.699.020
Donaciones corrientes al sector privado	4.360.000
Donaciones a personas	2.360.000
Donaciones corrientes a Consejos Comunales	2.000.000
GASTOS DE CAPITAL	**4.779.143**
INVERSIÓN REAL DIRECTA	4.779.143
Formación bruta de capital fijo	4.779.143
Maquinaria, equipos y otros bienes muebles	1.000.000
Construcciones de bienes de dominio privado	1.000.000
Construcciones de bienes de dominio público	2.779.143

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**1.000.000**
INVERSIÓN FINANCIERA	1.000.000
Incremento de otros activos financieros	1.000.000
Incremento de disponibilidades	1.000.000
Incremento de bancos	1.000.000
TOTAL GASTOS	**41.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120354	Fortalecimiento e impulso de las Organizaciones de Base del Poder Popular (OBPP) en los estados Lara, Portuguesa y Yaracuy	Instancias			100		3.000.000			3.000.000
120914	Construcción y rehabilitación de obras en el estado Lara en el marco del plan del buen vivir 2014	obra			5		2.280.000			2.280.000
123513	Promocion del Desarrollo Territorial de la region conformada por los estados Lara, Portuguesa y Yaracuy	obra			5		3.000.000			3.000.000
123515	Rehabilitacion del Asfaltado en las vias urbanas del Estado Lara.	obra			3		670.000			670.000
123516	Programa para la Construcción de Viviendas en el Estado Lara.	vivienda			6		1.050.000			1.050.000
TOTAL							10.000.000			10.000.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		14.620.684			14.620.684
02	Gestión administrativa	1.000.000	7.597.934			8.597.934
03	Previsión y protección social		7.781.382			7.781.382
	TOTAL	**1.000.000**	**30.000.000**			**31.000.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**2**		**2**	**300.000**		**300.000**
Alto Nivel y de Dirección		2		2	300.000		300.000
Personal Contratado	**51**	**44**		**95**	**5.051.851**		**5.051.851**
Directivo	9	10		19	1.302.021		1.302.021
Profesional y Técnico	28	19		47	2.381.641		2.381.641
Personal Administrativo	14	4		18	975.753		975.753
Obrero		11		11	392.436		392.436
TOTAL	51	46		97	5.351.851		5.351.851

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**3**		**3**	**222.022**
Empleados	3		3	222.022
Jubilados	**61**	**32**	**93**	**7.559.360**
Empleados	61	32	93	7.559.360
TOTAL	64	32	96	7.781.382

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	14.716.980
4.02	Materiales, suministros y mercancías	1.761.643
4.03	Servicios no personales	5.600.852
4.04	Activos reales	4.779.143
4.05	Activos financieros	1.000.000
4.07	Transferencias y donaciones	12.141.382
4.08	Otros gastos	1.000.000
	TOTAL	**41.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**40.000.000**
INGRESOS CORRIENTES ORDINARIOS	40.000.000
TRANSFERENCIAS CORRIENTES	40.000.000
Transferencias corrientes del sector público	40.000.000
Transferencias corrientes internas recibidas del sector público	40.000.000
De la República	40.000.000
Recursos Ordinarios	40.000.000
1.2 GASTOS CORRIENTES	**35.220.857**
GASTOS DE CONSUMO	23.079.475
Remuneraciones	14.716.980
Sueldos, salarios y otras retribuciones	5.551.850
Beneficios y complementos de sueldos y salarios	4.495.600
Aportes patronales	979.162
Prestaciones sociales y otras indemnizaciones	1.172.608
Asistencia socioeconómica	2.517.760
Compra de bienes y servicios	5.950.913
Bienes de consumo	1.761.643
Servicios no personales	4.189.270
Impuestos indirectos	1.411.582
Depreciación y amortización	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.141.382
Al sector privado	12.141.382
Transferencias corrientes al sector privado	7.781.382
Directas a personas	7.781.382
Pensiones y otros beneficios asociados	122.312
Jubilaciones y otros beneficios asociados	4.960.050
Otras transferencias directas a personas	2.699.020
Donaciones corrientes al sector privado	4.360.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones a personas	2.360.000
Donaciones corrientes a Consejos Comunales	2.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.779.143**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.779.143**
RECURSOS PROPIOS DE CAPITAL	5.779.143
Ahorro en cuenta corriente	4.779.143
Incremento de la depreciación y amortización acumuladas	1.000.000
2.2 GASTOS DE CAPITAL	**4.779.143**
INVERSIÓN REAL DIRECTA	4.779.143
Formación bruta de capital fijo	4.779.143
Maquinaria, equipos y otros bienes muebles	1.000.000
Construcciones de bienes de dominio privado	1.000.000
Construcciones de bienes de dominio público	2.779.143
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.000.000**
SUPERÁVIT FINANCIERO	1.000.000
3.2 APLICACIONES FINANCIERAS	**1.000.000**
INVERSIÓN FINANCIERA	1.000.000
Incremento de otros activos financieros	1.000.000
Incremento de disponibilidades	1.000.000
Incremento de bancos	1.000.000

A0460

Fundación Misión Milagro

FUNDACIÓN MISIÓN MILAGRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el año 2014, la Fundación Misión Milagro, mantendrá su orientación original, de ampliar las coberturas de servicios de salud, sobre todo en la población excluida, primordialmente en lo relativo a la detección, canalización y solución de los problemas de salud visual, de forma gratuita y de manera rápida y efectiva, atendiendo a este necesitado sector de la población venezolana, incorporándolos a la vida social y logrando la independencia de los pacientes y de su núcleo familiar.

Para tal fin, se prevé una asignación de recursos por Bs. 116.584.800, generados de la siguiente manera: Bs. 26.584.800 provenientes del Fondo Único de las Misiones, centralizado en el Ministerio del Poder Popular del Despacho de Presidencia y Seguimiento de la Gestión de Gobierno y Bs. 90.000.000 de transferencias ordinarias de la Vicepresidencia de la República.

En cuanto al Presupuesto de Gastos, el mismo está basado en la planificación de metas por cumplir en el año 2014, previendo atender 140.000 pacientes nacionales y extranjeros, dando prioridad a la política social, con énfasis en la reducción de los niveles de pobreza, procurando alcanzar los objetivos del milenio y mejorar las condiciones de vida de la población más necesitada. En este sentido, se continuará impulsando el incremento del gasto social, para garantizar la gratuidad y mejoramiento de la salud básica, nutrición, cobertura y calidad de los servicios de educación y protección social, a las familias de mayor pobreza.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**116.584.800**
INGRESOS CORRIENTES ORDINARIOS	116.584.800
TRANSFERENCIAS CORRIENTES	116.584.800
Transferencias corrientes del sector público	116.584.800
Transferencias corrientes internas recibidas del sector público	116.584.800
De la República	116.584.800
TOTAL RECURSOS	**116.584.800**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**116.584.800**
GASTOS DE CONSUMO	65.987.530
Remuneraciones	2.000.000
Sueldos, salarios y otras retribuciones	1.020.000
Beneficios y complementos de sueldos y salarios	250.000
Aportes patronales	170.000
Prestaciones sociales y otras indemnizaciones	500.000
Asistencia socioeconómica	60.000
Compra de bienes y servicios	61.187.530
Bienes de consumo	6.760.000
Servicios no personales	54.427.530
Impuestos indirectos	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.597.270
Al sector privado	47.597.270
Donaciones corrientes al sector privado	47.597.270
Donaciones a personas	47.597.270
Al sector público	3.000.000
Transferencias corrientes al sector público	3.000.000
A la República	3.000.000
TOTAL GASTOS	**116.584.800**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.000.000			2.000.000
02	Gestión administrativa					114.584.800
			114.584.800			
TOTAL			116.584.800			116.584.800

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**6**	**4**		**10**	**800.000**		**800.000**
Profesional y Técnico	4			4	450.000		450.000
Administrativo	2	4		6	350.000		350.000
TOTAL	**6**	**4**		**10**	**800.000**		**800.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.000.000
4.02	Materiales, suministros y mercancías	6.760.000
4.03	Servicios no personales	57.227.530
4.07	Transferencias y donaciones	50.597.270
	TOTAL	**116.584.800**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**116.584.800**
INGRESOS CORRIENTES ORDINARIOS	116.584.800
TRANSFERENCIAS CORRIENTES	116.584.800
Transferencias corrientes del sector público	116.584.800
Transferencias corrientes internas recibidas del sector público	116.584.800
De la República (Recursos Ordinarios)	116.584.800
▪ Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión del Gobierno	26.584.800
▪ Vicepresidencia de la República	90.000.000
1.2 GASTOS CORRIENTES	**116.584.800**
GASTOS DE CONSUMO	65.987.530
Remuneraciones	2.000.000
Sueldos, salarios y otras retribuciones	1.020.000
Beneficios y complementos de sueldos y salarios	250.000
Aportes patronales	170.000
Prestaciones sociales y otras indemnizaciones	500.000
Asistencia socioeconómica	60.000
Compra de bienes y servicios	61.187.530
Bienes de consumo	6.760.000
Servicios no personales	54.427.530
Impuestos indirectos	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.597.270
Al sector privado	47.597.270
Donaciones corrientes al sector privado	47.597.270
Donaciones a personas	47.597.270

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	3.000.000
Transferencias corrientes al sector público	3.000.000
A la República	3.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0511

Región Estratégica de Desarrollo Integral Marítima e Insular

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL MARÍTIMA E INSULAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Región Estratégica de Desarrollo Integral Marítima e Insular fue creada mediante decreto N° 11 de fecha 22 de abril de 2013 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 41.157 de fecha 30 de abril de 2013. Su espacio geográfico está delimitado al estado Nueva Esparta, las Dependencias Federales, Mar Territorial y Zona Económica Exclusiva de la República y funciona como Órgano Desconcentrado dependiente, presupuestaria y financieramente de la Vicepresidencia de la República, según consta en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.233 de fecha 07 de agosto de 2013. Su misión es garantizar el desarrollo equilibrado e integral de las regiones a su cargo mediante la implementación de las políticas públicas emanadas del Ejecutivo Nacional, así como mantener las relaciones de cooperación-coordinación entre el Ejecutivo Nacional, Gobernaciones, Alcaldías, comunidades organizadas, y demás instancias y organizaciones del poder popular a los fines de impulsar las acciones del Gobierno Central en el ámbito nacional, regional y municipal, en el marco del nuevo modelo de gestión socialista y en cumplimiento de los objetivos trazados en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

- **POLÍTICA DE FINANCIAMIENTO:**

Para el cumplimiento de los objetivos establecidos en su gaceta de creación, el presupuesto para el ejercicio fiscal 2014 de la REDI Marítima e Insular será financiado con recursos provenientes del Ejecutivo Nacional a través de transferencias corrientes recibidas de la República por Bs. 18.000.000 y por depreciación Bs. 276.698 lo que permitirán el establecimiento de las condiciones para cumplir con los requerimientos mínimos para el inicio de sus actividades en la región.

- **POLÍTICA DE GASTOS:**

Por consiguiente, y a los fines de concretar la ejecución de dichos recursos, la REDI Marítima e Insular presenta una estructura presupuestaria conformada por dos (02) Acciones Centralizadas: La Dirección y Coordinación de los Gastos de los Trabajadores por la cantidad de Bs. 14.880.200, y la Gestión Administrativa por la cantidad de Bs. 3.396.498, para un total de Bs. 18.276.698 distribuido en las siguientes partidas:

-	Gastos de personal	Bs.	14.651.000
-	Materiales, suministros y mercancías	Bs.	1.159.000
-	Servicios no personales	Bs.	2.100.000
-	Activos Reales	Bs.	90.000
-	Otros gastos	Bs.	276.698
	TOTAL	**Bs.**	**18.276.698**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
INGRESOS DE CAPITAL	**276.698**
RECURSOS PROPIOS DE CAPITAL	276.698
Incremento de la depreciación y amortización acumuladas	276.698
TOTAL RECURSOS	**18.276.698**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**18.186.698**
GASTOS DE CONSUMO	18.186.698
Remuneraciones	14.651.000
Sueldos, salarios y otras retribuciones	2.447.683
Beneficios y complementos de sueldos y salarios	2.193.979
Aportes patronales	899.662
Prestaciones sociales y otras indemnizaciones	1.296.629
Asistencia socioeconómica	1.924.950
Otros gastos de personal	5.888.097
Compra de bienes y servicios	3.259.000
Bienes de consumo	1.159.000
Servicios no personales	2.100.000
Depreciación y amortización	276.698
GASTOS DE CAPITAL	**90.000**
INVERSIÓN REAL DIRECTA	90.000
Formación bruta de capital fijo	90.000
Maquinaria, equipos y otros bienes muebles	90.000
TOTAL GASTOS	**18.276.698**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		14.880.200			14.880.200
02	Gestión administrativa	276.698	3.119.800			3.396.498
	TOTAL	**276.698**	**18.000.000**			**18.276.698**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**26**	**23**		**49**	**1.736.109**		**1.736.109**
Altos Funcionarios y de Elección Popular	1			1	32.433		32.433
Alto Nivel y de Dirección	10	6		16	518.924		518.924
Profesional y Técnico	15	12		27	1.022.588		1.022.588
Obrero		5		5	162.164		162.164
Personal Contratado	**3**	**5**		**8**	**711.574**		**711.574**
Profesional y Técnico	3	5		8	711.574		711.574
TOTAL	**29**	**28**		**57**	**2.447.683**		**2.447.683**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	14.651.000
4.02	Materiales, suministros y mercancías	1.159.000
4.03	Servicios no personales	2.100.000
4.04	Activos reales	90.000
4.08	Otros gastos	276.698
	TOTAL	**18.276.698**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
Recursos Ordinarios	18.000.000
1.2 GASTOS CORRIENTES	**18.186.698**
GASTOS DE CONSUMO	18.186.698
Remuneraciones	14.651.000
Sueldos, salarios y otras retribuciones	2.447.683
Beneficios y complementos de sueldos y salarios	2.193.979
Aportes patronales	899.662
Prestaciones sociales y otras indemnizaciones	1.296.629
Asistencia socioeconómica	1.924.950
Otros gastos de personal	5.888.097
Compra de bienes y servicios	3.259.000
Bienes de consumo	1.159.000
Servicios no personales	2.100.000
Depreciación y amortización	276.698
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(186.698)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**90.000**
RECURSOS PROPIOS DE CAPITAL	90.000
Desahorro en cuenta corriente	(186.698)
Incremento de la depreciación y amortización acumuladas	276.698
2.2 GASTOS DE CAPITAL	**90.000**
INVERSIÓN REAL DIRECTA	90.000
Formación bruta de capital fijo	90.000
Maquinaria, equipos y otros bienes muebles	90.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0512

Región Estratégica de Desarrollo Integral Occidental

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL OCCIDENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Región Estratégica de Desarrollo Integral Occidental, es un órgano desconcentrado, adscrito a la Vicepresidencia de la Republica, fue creada mediante Decreto N° 11 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 41.157 de fecha 30 de abril de 2013 y reformado en el Decreto N° 2016 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 40.202 de fecha 08 de julio de 2013, donde comprende los estados Falcón, Lara y Zulia, con el objetivo de coordinar, planificar y ejecutar las Políticas Públicas Nacionales, atendiendo a las particularidades de cada región y las necesidades de las venezolanas y los venezolanos en cada una de ellas; a los fines de la desconcentración territorial de la gestión de gobierno, para facilitar y obtener el aumento de la eficiencia en la aplicación de los recursos públicos, y el mejoramiento de los servicios a cargo del Ejecutivo Nacional.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados a la REDI OCCIDENTAL tiene para el año 2014, se estiman en Bs. 18.000.000, descritos a continuación:

- Transferencias recibidas de la República	Bs.	18.000.000
Total	**Bs.**	**18.000.000**

- **POLÍTICA DE GASTOS**

A fin de cumplir con los objetivos establecidos para el año 2014, REDI OCCIDENTAL presenta una estructura de gastos por Acciones Centralizadas por un monto de Dieciocho Millones de Bolívares (Bs. 18.000.000): distribuidos en las siguientes partidas:

- Gastos de Personal	Bs.	12.192.907
- Materiales, Suministros y Mercancías	Bs.	1.000.000
- Servicios no Personales	Bs.	3.000.000
- Activos Reales	Bs.	1.500.000
- Transferencias y Donaciones	Bs.	307.093
Total	**Bs.**	**18.000.000**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
TOTAL RECURSOS	**18.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**16.500.000**
GASTOS DE CONSUMO	16.192.907
Remuneraciones	12.192.907
Sueldos, salarios y otras retribuciones	3.246.862
Beneficios y complementos de sueldos y salarios	2.141.646
Aportes patronales	672.976
Prestaciones sociales y otras indemnizaciones	1.737.069
Asistencia socioeconómica	2.611.573
Otros gastos de personal	1.782.781
Compra de bienes y servicios	4.000.000
Bienes de consumo	1.000.000
Servicios no personales	3.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	307.093
Al sector privado	307.093
Transferencias corrientes al sector privado	307.093
Directas a personas	307.093
Otras transferencias directas a personas	307.093
GASTOS DE CAPITAL	**1.500.000**
INVERSIÓN REAL DIRECTA	1.500.000
Formación bruta de capital fijo	1.500.000
Maquinaria, equipos y otros bienes muebles	1.500.000
TOTAL GASTOS	**18.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.212.910			12.212.910
02	Gestión administrativa		5.787.090			5.787.090
	TOTAL		**18.000.000**			**18.000.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7**	**16**		**23**	**1.479.862**		**1.479.862**
Altos Funcionarios y de Elección Popular	1			1	85.092		85.092
Alto Nivel y de Dirección	6	13		19	1.394.770		1.394.770
Personal Contratado	**14**	**24**		**38**	**1.767.000**		**1.767.000**
Profesional y Técnico	10	13		23	1.273.000		1.273.000
Personal Administrativo	4	11		15	494.000		494.000
TOTAL	**21**	**40**		**61**	**3.246.862**		**3.246.862**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	12.192.907
4.02	Materiales, suministros y mercancías	1.000.000
4.03	Servicios no personales	3.000.000
4.04	Activos reales	1.500.000
4.07	Transferencias y donaciones	307.093
	TOTAL	**18.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
Recursos Ordinarios	18.000.000
1.2 GASTOS CORRIENTES	**16.500.000**
GASTOS DE CONSUMO	16.192.907
Remuneraciones	12.192.907
Sueldos, salarios y otras retribuciones	3.246.862
Beneficios y complementos de sueldos y salarios	2.141.646
Aportes patronales	672.976
Prestaciones sociales y otras indemnizaciones	1.737.069
Asistencia socioeconómica	2.611.573
Otros gastos de personal	1.782.781
Compra de bienes y servicios	4.000.000
Bienes de consumo	1.000.000
Servicios no personales	3.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	307.093
Al sector privado	307.093
Transferencias corrientes al sector privado	307.093
Directas a personas	307.093
Otras transferencias directas a personas	307.093
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.500.000**
RECURSOS PROPIOS DE CAPITAL	1.500.000
Ahorro en cuenta corriente	1.500.000
2.2 GASTOS DE CAPITAL	**1.500.000**
INVERSIÓN REAL DIRECTA	1.500.000
Formación bruta de capital fijo	1.500.000
Maquinaria, equipos y otros bienes muebles	1.500.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0513

Región Estratégica de Desarrollo Integral Oriental

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL ORIENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Región Estratégica de Desarrollo Integral Oriental fue creada mediante decreto N° 11 de fecha 22 de abril de 2013 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.157 de fecha 30 de abril de 2013. Su espacio geográfico está delimitado a los estados Anzoátegui, Monagas y Sucre y funciona como Órgano Desconcentrado dependiente, presupuestaria y financieramente de la Vicepresidencia de la República, según consta en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.233 de fecha 07 de agosto de 2013. Su misión es garantizar el desarrollo equilibrado e integral de las regiones a su cargo mediante la implementación de las políticas públicas emanadas del Ejecutivo Nacional, así como mantener las relaciones de cooperación-coordinación entre el Ejecutivo Nacional, Gobernaciones, Alcaldías, comunidades organizadas, y demás instancias y organizaciones del poder popular a los fines de impulsar las acciones del Gobierno Central en el ámbito nacional, regional y municipal, en el marco del nuevo modelo de gestión socialista y en cumplimiento de los objetivos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

- **POLÍTICA DE FINANCIAMIENTO:**

Para el cumplimiento de los objetivos establecidos en su gaceta de creación, el presupuesto para el ejercicio fiscal 2014 de la REDI ORIENTAL será financiado con recursos provenientes del Ejecutivo Nacional a través de la transferencia recibida de la República por Dieciocho Millones de Bolívares (Bs. 18.000.000).

- **POLÍTICA DE GASTOS:**

Por consiguiente, y a los fines de concretar la ejecución de dichos recursos, la REDI ORIENTAL presenta una estructura presupuestaria conformada por dos (02) Acciones Centralizadas: La Dirección y Coordinación de los Gastos de los Trabajadores por la cantidad de Bs. 6.569.080, y la Gestión Administrativa por la cantidad de Bs. 11.430.920, que se distribuirá de la siguiente manera:

- Gastos de Personal	Bs.	6.563.613
- Materiales, Suministros y Mercancías	Bs.	888.250
- Servicios No Personales	Bs.	4.183.137
- Activos Reales	Bs.	6.365.000
TOTAL	**Bs.**	**18.000.000**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
TOTAL RECURSOS	**18.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**11.635.000**
GASTOS DE CONSUMO	11.635.000
Remuneraciones	6.563.613
Sueldos, salarios y otras retribuciones	2.002.544
Beneficios y complementos de sueldos y salarios	1.571.158
Aportes patronales	336.704
Prestaciones sociales y otras indemnizaciones	375.720
Asistencia socioeconómica	1.352.303
Otros gastos de personal	925.184
Compra de bienes y servicios	5.071.387
Bienes de consumo	888.250
Servicios no personales	4.183.137
GASTOS DE CAPITAL	**6.365.000**
INVERSIÓN REAL DIRECTA	6.365.000
Formación bruta de capital fijo	6.365.000
Maquinaria, equipos y otros bienes muebles	6.365.000
TOTAL GASTOS	**18.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.569.080			6.569.080
02	Gestión administrativa		11.430.920			11.430.920
TOTAL			**18.000.000**			**18.000.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**8**	**6**		**14**	**1.256.230**		**1.256.230**
Alto Nivel y de Dirección	1			1	89.731		89.731
Profesional y Técnico	3	3		6	538.384		538.384
Personal Administrativo	4	3		7	628.115		628.115
Personal Contratado	**5**	**5**		**10**	**746.314**		**746.314**
Profesional y Técnico	3	3		6	447.788		447.788
Personal Administrativo	2	2		4	298.526		298.526
TOTAL	**13**	**11**		**24**	**2.002.544**		**2.002.544**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	6.563.613
4.02	Materiales, suministros y mercancías	888.250
4.03	Servicios no personales	4.183.137
4.04	Activos reales	6.365.000
	TOTAL	**18.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
Recursos Ordinarios	18.000.000
1.2 GASTOS CORRIENTES	**11.635.000**
GASTOS DE CONSUMO	11.635.000
Remuneraciones	6.563.613
Sueldos, salarios y otras retribuciones	2.002.544
Beneficios y complementos de sueldos y salarios	1.571.158
Aportes patronales	336.704
Prestaciones sociales y otras indemnizaciones	375.720
Asistencia socioeconómica	1.352.303
Otros gastos de personal	925.184
Compra de bienes y servicios	5.071.387
Bienes de consumo	888.250
Servicios no personales	4.183.137
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.365.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.365.000**
RECURSOS PROPIOS DE CAPITAL	6.365.000
Ahorro en cuenta corriente	6.365.000
2.2 GASTOS DE CAPITAL	**6.365.000**
INVERSIÓN REAL DIRECTA	6.365.000
Formación bruta de capital fijo	6.365.000
Maquinaria, equipos y otros bienes muebles	6.365.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0514

Región Estratégica de Desarrollo Integral Los Llanos

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL LOS LLANOS

- **POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014:**

La Región Estratégica de Desarrollo Integral Los Llanos, es un ente regional, adscrito actualmente a la Vicepresidencia de la República, creada por Decreto Presidencial N° 11 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 41.157 de fecha 30 de abril de 2013, comprende los estados Apure, Barinas, Cojedes, Guárico y Portuguesa. Se crea con el objetivo de coordinar, planificar y ejecutar las Políticas Públicas Nacionales, atendiendo a las particularidades de cada región, a los fines de la desconcentración territorial de la gestión de gobierno y de estrechar la relación pueblo-gobierno.

- **POLITICA DE FINANCIMIENTO:**

Los recursos presupuestarios asignados a la REDI LOS LLANOS para el año 2014, se estiman en Bs. 18.000.000, provenientes de la siguiente fuente de financiamiento:

-Transferencias de la República Bs. 18.000.000

- **POLITICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en el Plan Operativo Anual del año 2014, la Redi presenta una estructura de gastos por Acciones Centralizadas por un monto de dieciocho millones de bolívares (Bs. 18.000.000); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

- Gastos de Personal	Bs. 7.552.329
- Materiales, suministros y mercancía	Bs. 2.064.048
- Servicios No Personales	Bs. 4.046.767
- Activos Reales	Bs. 4.336.856
Total	**Bs. 18.000.000**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
TOTAL RECURSOS	**18.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**13.663.144**
GASTOS DE CONSUMO	13.663.144
Remuneraciones	7.552.329
Sueldos, salarios y otras retribuciones	2.322.279
Beneficios y complementos de sueldos y salarios	1.298.589
Aportes patronales	551.361
Prestaciones sociales y otras indemnizaciones	738.420
Asistencia socioeconómica	1.226.200
Otros gastos de personal	1.415.480
Compra de bienes y servicios	6.110.815
Bienes de consumo	2.064.048
Servicios no personales	4.046.767
GASTOS DE CAPITAL	**4.336.856**
INVERSIÓN REAL DIRECTA	4.336.856
Formación bruta de capital fijo	4.336.856
Edificios e instalaciones	1.642.704
Maquinaria, equipos y otros bienes muebles	2.667.872
Construcciones de bienes de dominio privado	26.280
TOTAL GASTOS	**18.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.563.977			7.563.977
02	Gestión administrativa		10.436.023			10.436.023
TOTAL			18.000.000			18.000.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**13**	**4**	**28**	**1.690.119**	**295.360**	**1.985.479**
Altos Funcionarios y de Elección Popular	1			1	107.484	22.143	129.627
Alto Nivel y de Dirección	6	10	4	20	1.287.635	273.217	1.560.852
Profesional y Técnico	2	3		5	184.375		184.375
Personal Administrativo	2			2	110.625		110.625
Personal Contratado	**2**	**8**		**10**	**396.000**		**396.000**
Profesional y Técnico		8		8	316.800		316.800
Personal Administrativo	2			2	79.200		79.200
TOTAL	**13**	**21**	**4**	**38**	**2.086.119**	**295.360**	**2.381.479**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	7.552.329
4.02	Materiales, suministros y mercancías	2.064.048
4.03	Servicios no personales	4.046.767
4.04	Activos reales	4.336.856
	TOTAL	**18.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
Recursos Ordinarios	18.000.000
1.2 GASTOS CORRIENTES	**13.663.144**
GASTOS DE CONSUMO	13.663.144
Remuneraciones	7.552.329
Sueldos, salarios y otras retribuciones	2.322.279
Beneficios y complementos de sueldos y salarios	1.298.589
Aportes patronales	551.361
Prestaciones sociales y otras indemnizaciones	738.420
Asistencia socioeconómica	1.226.200
Otros gastos de personal	1.415.480
Compra de bienes y servicios	6.110.815
Bienes de consumo	2.064.048
Servicios no personales	4.046.767
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.336.856**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.1 INGRESOS DE CAPITAL	**4.336.856**
RECURSOS PROPIOS DE CAPITAL	4.336.856
Ahorro en cuenta corriente	4.336.856
2.2 GASTOS DE CAPITAL	**4.336.856**
INVERSIÓN REAL DIRECTA	4.336.856
Formación bruta de capital fijo	4.336.856
Edificios e instalaciones	1.642.704
Maquinaria, equipos y otros bienes muebles	2.667.872
Construcciones de bienes de dominio privado	26.280
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0516

Región Estratégica de Desarrollo Integral Guayana

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL GUAYANA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En Gaceta Oficial de la República Bolivariana de Venezuela N° 41.157 de fecha 30 de abril de 2013, Decreto N° 11, se crea la Región Estratégica de Desarrollo Integral Guayana, que nace con la misión de coordinar, planificar, ejecutar y realizar seguimiento de las Políticas Públicas Nacionales, atendiendo a las particularidades de la región de Guayana, de manera de generar la desconcentración territorial de la gestión de gobierno y estrechar la relación entre el pueblo y gobierno, así como facilitar e incrementar la eficiencia en la aplicación de recursos públicos.

La REDI Guayana, estará a cargo de una Autoridad Regional, que dependerá presupuestaria y financieramente de la Vicepresidencia de la República, según consta en el Decreto N° 11 mencionado anteriormente. El funcionamiento de esta REDI, no menoscaba el ejercicio de las competencias constitucionales de los Poderes Estadal y Municipal.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para la REDI Guayana en el año 2014, se estiman en Bs. 18.134.976, provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	18.000.000
– Recursos Propios	Bs.	134.976
Total	**Bs.**	**18.134.976**

- **POLÍTICA DE GASTOS Y APLICACIONES:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Acciones Centralizadas, un monto de Dieciocho Millones Ciento Treinta y Cuatro Mil Novecientos Setenta y Seis Bolívares exactos (Bs. 18.134.976); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	12.108.600
– Materiales, Suministros y Mercancías	Bs.	1.954.298
– Servicios No Personales	Bs.	2.395.362
– Activos Reales	Bs.	1.541.740
– Otros Gastos	Bs.	134.976
Total	**Bs.**	**18.134.976**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
INGRESOS DE CAPITAL	**134.976**
RECURSOS PROPIOS DE CAPITAL	134.976
Incremento de la depreciación y amortización acumuladas	134.976
TOTAL RECURSOS	**18.134.976**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**16.593.236**
GASTOS DE CONSUMO	16.593.236
Remuneraciones	12.108.600
Sueldos, salarios y otras retribuciones	5.639.092
Beneficios y complementos de sueldos y salarios	3.618.438
Aportes patronales	722.435
Prestaciones sociales y otras indemnizaciones	511.277
Asistencia socioeconómica	1.617.358
Compra de bienes y servicios	3.990.322
Bienes de consumo	1.954.298
Servicios no personales	2.036.024
Impuestos indirectos	359.338
Depreciación y amortización	134.976
GASTOS DE CAPITAL	**1.541.740**
INVERSIÓN REAL DIRECTA	1.541.740
Formación bruta de capital fijo	1.541.740
Maquinaria, equipos y otros bienes muebles	1.541.740
TOTAL GASTOS	**18.134.976**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2014
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.127.704			12.127.704
02	Gestión administrativa	134.976	5.872.296			6.007.272
	TOTAL	**134.976**	**18.000.000**			**18.134.976**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**29**	**41**		**70**	**3.624.000**		**3.624.000**
Altos Funcionarios y de Elección Popular		1		1	68.400		68.400
Alto Nivel y de Dirección	9	9		18	1.128.000		1.128.000
Profesional y Técnico	20	28		48	2.337.600		2.337.600
Obrero		3		3	90.000		90.000
TOTAL	**29**	**41**		**70**	**3.624.000**		**3.624.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	12.108.600
4.02	Materiales, suministros y mercancías	1.954.298
4.03	Servicios no personales	2.395.362
4.04	Activos reales	1.541.740
4.08	Otros gastos	134.976
	TOTAL	**18.134.976**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
1.2 GASTOS CORRIENTES	**16.593.236**
GASTOS DE CONSUMO	16.593.236
Remuneraciones	12.108.600
Sueldos, salarios y otras retribuciones	5.639.092
Beneficios y complementos de sueldos y salarios	3.618.438
Aportes patronales	722.435
Prestaciones sociales y otras indemnizaciones	511.277
Asistencia socioeconómica	1.617.358
Compra de bienes y servicios	3.990.322
Bienes de consumo	1.954.298
Servicios no personales	2.036.024
Impuestos indirectos	359.338
Depreciación y amortización	134.976
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.406.764**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.541.740**
RECURSOS PROPIOS DE CAPITAL	1.541.740
Ahorro en cuenta corriente	1.406.764
Incremento de la depreciación y amortización acumuladas	134.976
2.2 GASTOS DE CAPITAL	**1.541.740**
INVERSIÓN REAL DIRECTA	1.541.740
Formación bruta de capital fijo	1.541.740
Maquinaria, equipos y otros bienes muebles	1.541.740
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0519
Región Estratégica de Desarrollo Integral Los Andes

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL LOS ANDES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Región Estratégica de Desarrollo Integral Los Andes, se crea mediante Decreto N° 298 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 40.227 de fecha 13 de agosto de 2013, con competencia en los estados Táchira, Trujillo y Mérida. Funcionalmente, se regirá conforme a lo establecido en la Resolución Nº 031 de fecha 17 de junio de 2013, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 40.193, fecha 20 de junio 2013 funciona como Órgano Desconcentrado dependiente, presupuestaria y financieramente, de la Vicepresidencia de la República, según consta en la Gaceta Oficial de la Republica Bolivariana de Venezuela Nº 40.233 de fecha 07 de agosto de 2013. Su misión es garantizar el desarrollo,y equilibrio integral de las regiones a su cargo, mediante la implementación de las políticas públicas emanadas del Ejecutivo Nacional; así como mantener las relaciones de cooperación-coordinación entre el Ejecutivo Nacional, Gobernaciones, Alcaldías, comunidades organizadas y de más instancias y organizaciones del poder popular, a los fines de impulsar las acciones del Gobierno Central en el ámbito nacional, regional y municipal, en el marco del nuevo modelo de gestión socialista y el cumplimiento de los objetivos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

- **POLITICA DE FINANCIMIENTO:**

Para el cumplimiento de los objetivos establecidos en su gaceta de creación, el presupuesto para el ejercicio fiscal 2014 de la REDI los ANDES será financiado con recursos provenientes del Ejecutivo Nacional a través de la Transferencia recibida de la República por Dieciocho Millones de Bolívares (Bs. 18.000.000).

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014; la Redi los Andes presenta una estructura presupuestaria conformada por dos (2) acciones centralizadas: La Dirección y Coordinación de Gastos de los Trabajadores con Bs. 12.107.784 y la Gestión Administrativa con Bs. 5.892.216, las cuales se distribuirán de las siguiente manera :

-	Gastos de personal	Bs.	12.107.784
-	Materiales, suministros y mercancías	Bs.	475.200
-	Servicios no personales	Bs.	1.297.016
-	Activos Reales	Bs.	4.120.000
	TOTAL	**Bs.**	**18.000.000**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
TOTAL RECURSOS	**18.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**13.880.000**
GASTOS DE CONSUMO	13.880.000
Remuneraciones	12.107.784
Sueldos, salarios y otras retribuciones	5.100.360
Beneficios y complementos de sueldos y salarios	3.431.616
Aportes patronales	925.880
Prestaciones sociales y otras indemnizaciones	655.256
Asistencia socioeconómica	909.732
Otros gastos de personal	1.084.940
Compra de bienes y servicios	1.772.216
Bienes de consumo	475.200
Servicios no personales	1.297.016
GASTOS DE CAPITAL	**4.120.000**
INVERSIÓN REAL DIRECTA	4.120.000
Formación bruta de capital fijo	4.120.000
Maquinaria, equipos y otros bienes muebles	4.120.000
TOTAL GASTOS	**18.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.107.784			12.107.784
02	Gestión administrativa		5.892.216			5.892.216
	TOTAL		18.000.000			18.000.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**43**		**48**	**5.100.360**		**5.100.360**
Alto Nivel y de Dirección	4	13		17	1.958.480		1.958.480
Profesional y Técnico	1	30		31	3.141.880		3.141.880
TOTAL	**5**	**43**		**48**	**5.100.360**		**5.100.360**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	12.107.784
4.02	Materiales, suministros y mercancías	475.200
4.03	Servicios no personales	1.297.016
4.04	Activos reales	4.120.000
	TOTAL	**18.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
Recursos Ordinarios	18.000.000
1.2 GASTOS CORRIENTES	**13.880.000**
GASTOS DE CONSUMO	13.880.000
Remuneraciones	12.107.784
Sueldos, salarios y otras retribuciones	5.100.360
Beneficios y complementos de sueldos y salarios	3.431.616
Aportes patronales	925.880
Prestaciones sociales y otras indemnizaciones	655.256
Asistencia socioeconómica	909.732
Otros gastos de personal	1.084.940
Compra de bienes y servicios	1.772.216
Bienes de consumo	475.200
Servicios no personales	1.297.016
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.120.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.120.000**
RECURSOS PROPIOS DE CAPITAL	4.120.000
Ahorro en cuenta corriente	4.120.000
2.2 GASTOS DE CAPITAL	**4.120.000**
INVERSIÓN REAL DIRECTA	4.120.000
Formación bruta de capital fijo	4.120.000
Maquinaria, equipos y otros bienes muebles	4.120.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0523

Región Estratégica de Desarrollo Integral Central

REGIÓN ESTRATÉGICA DE DESARROLLO INTEGRAL CENTRAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Región Estratégica de Desarrollo Integral Central, fue creada mediante decreto presidencial N° 11 de fecha 22 de abril de 2013, publicado en la Gaceta Oficial N° 41.157 de fecha 30 de abril de 2013, con el objetivo de apoyar al Ejecutivo Nacional en la coordinación, planificación, ejecución y seguimiento de las Políticas Públicas Nacionales en los estados Aragua, Carabobo, Miranda, Vargas, Yaracuy y el Distrito Capital.

Estará a cargo de una autoridad regional con rango de Ministro de Estado, designado con la misión de: lograr el desarrollo equilibrado e integral de la región central, mediante la implementación de las políticas emanadas del Ejecutivo Nacional; mantener relaciones de cooperación – coordinación entre el Ejecutivo Nacional, gobernaciones, alcaldías, comunidades organizadas y demás instancias y organizaciones del poder popular, a los fines de impulsar las acciones del Gobierno Central en el ámbito nacional, regional y municipal; todo ello en el marco del nuevo modelo de gestión socialista.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados para el año 2014 se estiman en Bs. 18.000.000, provenientes del aporte del Ejecutivo Nacional.

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS**

A los fines de concretar la ejecución de dichos recursos, presenta una estructura presupuestaria conformada por dos (02) Acciones Centralizadas: La Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras por la cantidad de Trece Millones Ciento Dieciséis Mil Trescientos Noventa y Seis Bolívares (Bs. 13.116.396), y la Gestión Administrativa por un monto de Cuatro Millones Ochocientos Ochenta y Tres Mil Seiscientos Cuatro Bolívares (Bs. 4.883.604); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	13.116.396
– Materiales Suministros y Mercancías	Bs.	1.934.808
– Servicios No Personales	Bs.	1.509.424
– Activos Reales	Bs.	1.439.372
TOTAL	**Bs.**	**18.000.000**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
TOTAL RECURSOS	**18.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**16.560.628**
GASTOS DE CONSUMO	16.560.628
Remuneraciones	13.116.396
Sueldos, salarios y otras retribuciones	6.398.192
Beneficios y complementos de sueldos y salarios	3.385.312
Aportes patronales	686.740
Prestaciones sociales y otras indemnizaciones	1.198.952
Asistencia socioeconómica	1.447.200
Compra de bienes y servicios	3.444.232
Bienes de consumo	1.934.808
Servicios no personales	1.509.424
GASTOS DE CAPITAL	**1.439.372**
INVERSIÓN REAL DIRECTA	1.439.372
Formación bruta de capital fijo	1.439.372
Maquinaria, equipos y otros bienes muebles	1.400.840
Construcciones de bienes de dominio privado	38.532
TOTAL GASTOS	**18.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.116.396			13.116.396
02	Gestión administrativa		4.883.604			4.883.604
	TOTAL		**18.000.000**			**18.000.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**12**		**18**	**1.882.716**		**1.882.716**
Altos Funcionarios y de Elección Popular		1		1	128.980		128.980
Directivo	6	11		17	1.753.736		1.753.736
Personal Contratado	**6**	**42**		**48**	**2.224.608**		**2.224.608**
Profesional y Técnico	6	42		48	2.224.608		2.224.608
TOTAL	**12**	**54**		**66**	**4.107.324**		**4.107.324**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	13.116.396
4.02	Materiales, suministros y mercancías	1.934.808
4.03	Servicios no personales	1.509.424
4.04	Activos reales	1.439.372
	TOTAL	**18.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**18.000.000**
INGRESOS CORRIENTES ORDINARIOS	18.000.000
TRANSFERENCIAS CORRIENTES	18.000.000
Transferencias corrientes del sector público	18.000.000
Transferencias corrientes internas recibidas del sector público	18.000.000
De la República	18.000.000
Recursos Ordinarios	18.000.000
1.2 GASTOS CORRIENTES	**16.560.628**
GASTOS DE CONSUMO	16.560.628
Remuneraciones	13.116.396
Sueldos, salarios y otras retribuciones	6.398.192
Beneficios y complementos de sueldos y salarios	3.385.312
Aportes patronales	686.740
Prestaciones sociales y otras indemnizaciones	1.198.952
Asistencia socioeconómica	1.447.200
Compra de bienes y servicios	3.444.232
Bienes de consumo	1.934.808
Servicios no personales	1.509.424
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.439.372**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.439.372**
RECURSOS PROPIOS DE CAPITAL	1.439.372
Ahorro en cuenta corriente	1.439.372
2.2 GASTOS DE CAPITAL	**1.439.372**
INVERSIÓN REAL DIRECTA	1.439.372
Formación bruta de capital fijo	1.439.372
Maquinaria, equipos y otros bienes muebles	1.400.840
Construcciones de bienes de dominio privado	38.532
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0830

Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)

SERVICIO COORDINADO DE TRANSPORTE AÉREO DEL EJECUTIVO NACIONAL (SATA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), creado con el fin de coordinar la prestación del servicio de transporte aéreo, a los funcionarios acreditados de la Administración Pública Central y Descentralizada, enfoca su política de financiamiento, a través de los ingresos provenientes de la venta de sus servicios propios de operación y de los ingresos por concepto de transferencias de la República. Estos recursos son destinados al mantenimiento aeronáutico integral de las aeronaves. El SATA, por ser un servicio autónomo, tiene la capacidad de generar recursos propios, dado que presta un servicio a contraprestación.

En relación a la política de gastos del SATA, la misma está orientada a cubrir necesidades reportadas por la Dirección de Mantenimiento y la Dirección de Operaciones, básicamente; así como también, los gastos de funcionamiento requeridos por la Oficina de Administración y Finanzas. Estas erogaciones, fueron proyectadas en función de mantener y garantizar la operatividad de la flota de aviones de la Institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**70.000.000**
INGRESOS CORRIENTES ORDINARIOS	70.000.000
TRANSFERENCIAS CORRIENTES	70.000.000
Transferencias corrientes del sector público	70.000.000
Transferencias corrientes internas recibidas del sector público	70.000.000
De la República	70.000.000
INGRESOS DE CAPITAL	**50.732**
RECURSOS PROPIOS DE CAPITAL	50.732
Incremento de la depreciación y amortización acumuladas	50.732
TOTAL RECURSOS	**70.050.732**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**56.198.411**
GASTOS DE CONSUMO	56.198.411
Remuneraciones	33.685.732
Sueldos, salarios y otras retribuciones	7.156.992
Beneficios y complementos de sueldos y salarios	9.532.938
Aportes patronales	1.226.856
Prestaciones sociales y otras indemnizaciones	2.402.662
Asistencia socioeconómica	13.057.552
Otros gastos de personal	308.732
Compra de bienes y servicios	22.461.947
Bienes de consumo	8.647.446
Servicios no personales	13.814.501
Depreciación y amortización	50.732
GASTOS DE CAPITAL	**11.926.161**
INVERSIÓN REAL DIRECTA	11.926.161
Formación bruta de capital fijo	11.926.161
Maquinaria, equipos y otros bienes muebles	11.926.161
APLICACIONES FINANCIERAS	**1.926.160**
DISMINUCIÓN DE PASIVOS	1.926.160
Disminución de cuentas y efectos por pagar	1.926.160
Disminución de cuentas y efectos por pagar a mediano y largo plazo	1.926.160
Disminución de efectos a pagar a contratistas mediano y largo plazo	1.926.160
TOTAL GASTOS	**70.050.732**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121.342	Prestar servicio de transporte aéreo a los funcionarios de la Administración Pública Central y Descentralizada para trasladarse al interior y exterior del país.	Hora			3.500		20.000.000			20.000.000
TOTAL							20.000.000			20.000.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		33.685.732			33.685.732
02	Gestión administrativa	50.732	16.314.268			16.365.000
TOTAL		50.732	50.000.000			50.050.732

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**45**	**118**		**163**	**7.156.992**		**7.156.992**
Directivo	4	5		9	535.995		535.995
Profesional y Técnico	19	72		91	3.871.075		3.871.075
Personal Administrativo	15	21		36	1.786.670		1.786.670
Obrero	7	20		27	963.252		963.252
TOTAL	**45**	**118**		**163**	**7.156.992**		**7.156.992**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	33.685.732
4.02	Materiales, suministros y mercancías	8.647.446
4.03	Servicios no personales	13.814.501
4.04	Activos reales	11.926.161
4.08	Otros gastos	50.732
4.11	Disminución de pasivos	1.926.160
	TOTAL	**70.050.732**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**70.000.000**
INGRESOS CORRIENTES ORDINARIOS	70.000.000
TRANSFERENCIAS CORRIENTES	70.000.000
Transferencias corrientes del sector público	70.000.000
Transferencias corrientes internas recibidas del sector público	70.000.000
De la República (Vicepresidencia de la República)	70.000.000
Recursos Ordinarios	70.000.000
1.2 GASTOS CORRIENTES	**56.198.411**
GASTOS DE CONSUMO	56.198.411
Remuneraciones	33.685.732
Sueldos, salarios y otras retribuciones	7.156.992
Beneficios y complementos de sueldos y salarios	9.532.938
Aportes patronales	1.226.856
Prestaciones sociales y otras indemnizaciones	2.402.662
Asistencia socioeconómica	13.057.552
Otros gastos de personal	308.732
Compra de bienes y servicios	22.461.947
Bienes de consumo	8.647.446
Servicios no personales	13.814.501
Depreciación y amortización	50.732
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**13.801.589**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**13.852.321**
RECURSOS PROPIOS DE CAPITAL	13.852.321
Ahorro en cuenta corriente	13.801.589
Incremento de la depreciación y amortización acumuladas	50.732

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**11.926.161**
INVERSIÓN REAL DIRECTA	11.926.161
Formación bruta de capital fijo	11.926.161
Maquinaria, equipos y otros bienes muebles	11.926.161
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.926.160**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.926.160**
SUPERÁVIT FINANCIERO	1.926.160
3.2 APLICACIONES FINANCIERAS	**1.926.160**
DISMINUCIÓN DE PASIVOS	1.926.160
Disminución de cuentas y efectos por pagar	1.926.160
Disminución de cuentas y efectos por pagar a mediano y largo plazo	1.926.160
Disminución de efectos a pagar a contratistas mediano y largo plazo	1.926.160

A0908

Servicio Nacional de Contrataciones

SERVICIO NACIONAL DE CONTRATACIONES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Nacional de Contrataciones (SNC), es un órgano desconcentrado que tiene como misión ejercer la autoridad técnica en materia de contrataciones públicas, garantizándole a los órganos y entes de la Administración Pública Nacional (APN), instancias del Poder Popular y a personas naturales y jurídicas, el oportuno suministro de información, asesoría y capacitación técnica, para la ejecución de los procesos de adquisición de bienes, prestación de servicios y ejecución de obras; contribuyendo al desarrollo económico del país, con responsabilidad social, dotado de talento humano, altamente capacitado e infraestructura tecnológica de avanzada.

El SNC, tiene previsto para el ejercicio fiscal correspondiente al año 2014, la ejecución de un Proyecto destinado al fortalecimiento de las áreas sustantivas institucionales, como son la Dirección del Registro Nacional de Contratistas y la Dirección del Registro Nacional de Compras del Estado, con el fin de optimizar los niveles de eficiencia, eficacia y efectividad, en los procesos de contrataciones públicas de Venezuela.

Para ello, el SNC incorpora dentro del Proyecto, dos acciones específicas: la primera, con la que se pretende dar atención a todas las solicitudes de inscripción y actualización de empresas contratistas, interesadas en satisfacer la demanda de bienes y servicios del Estado y la segunda acción, orientada a consolidar la información de la programación de compras y los sumarios trimestrales de los Órganos y Entes de la Administración Pública, así como también capacitar al mayor número posible de funcionarios, en materia de contrataciones públicas.

El compromiso de la institución para el 2014, es desarrollar un mercado de servicios públicos transparente, confiable, sustentable y de amplio acceso, utilizando de manera intensiva las tecnologías de información y poniendo en el centro de la gestión, el cumplimiento de la Ley de Contrataciones Públicas y su Reglamento.

Con base a los principios constitucionales de legalidad, eficiencia, solvencia, transparencia, responsabilidad y equilibrio fiscal, la formulación presupuestaria para el ejercicio 2014, se realizó considerando las transferencias corrientes del Ejecutivo Nacional y los ingresos propios, obtenidos por la venta de servicios relacionados con la misión organizacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**123.549.392**
INGRESOS CORRIENTES ORDINARIOS	123.549.392
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	73.549.392
Venta de otros bienes y servicios	73.549.392
TRANSFERENCIAS CORRIENTES	50.000.000
Transferencias corrientes del sector público	50.000.000
Transferencias corrientes internas recibidas del sector público	50.000.000
De la República	50.000.000
INGRESOS DE CAPITAL	**986.930**
RECURSOS PROPIOS DE CAPITAL	986.930
Incremento de la depreciación y amortización acumuladas	986.930
FUENTES DE FINANCIAMIENTO	**6.573.001**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.573.001
Disminución de otros activos financieros	6.573.001
Disminución de disponibilidades	6.573.001
Disminución de caja	6.573.001
TOTAL RECURSOS	**131.109.323**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**127.839.674**
GASTOS DE CONSUMO	127.382.536
Remuneraciones	91.666.168
Sueldos, salarios y otras retribuciones	32.856.877
Beneficios y complementos de sueldos y salarios	16.699.910
Aportes patronales	4.821.196
Prestaciones sociales y otras indemnizaciones	8.560.130
Asistencia socioeconómica	28.587.655
Otros gastos de personal	140.400
Compra de bienes y servicios	30.449.364
Bienes de consumo	10.778.062
Servicios no personales	19.671.302
Impuestos indirectos	4.280.074
Depreciación y amortización	986.930
TRANSFERENCIAS Y DONACIONES CORRIENTES	457.138
Al sector privado	457.138
Transferencias corrientes al sector privado	457.138
Directas a personas	457.138
Jubilaciones y otros beneficios asociados	457.138
GASTOS DE CAPITAL	**3.269.649**
INVERSIÓN REAL DIRECTA	3.269.649
Formación bruta de capital fijo	3.269.649
Maquinaria, equipos y otros bienes muebles	3.269.649
TOTAL GASTOS	**131.109.323**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120.289	Fortalecimiento de las áreas y funciones del Servicio Nacional de Contrataciones	Informe			4	69.471.956				69.471.956
TOTAL						69.471.956				69.471.956

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		32.992.940			32.992.940
02	Gestión administrativa	11.497.077	16.549.922			28.046.999
03	Previsión y protección social		457.138			457.138
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	140.290				140.290
TOTAL		11.637.367	50.000.000			61.637.367

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**56**	**45**	**7**	**108**	**4.088.240**	**739.606**	**4.827.846**
Alto Nivel y de Dirección		1		1	35.676	12.000	47.676
Directivo	2	1	7	10	356.761	120.000	476.761
Profesional y Técnico	20	12		32	1.279.264	301.320	1.580.584
Administrativo	7	3		10	363.483	67.128	430.611
Obrero	27	28		55	2.053.056	239.158	2.292.214
Personal Contratado	**155**	**98**		**253**	**13.793.162**		**13.793.162**
Profesional y Técnico	83	48		131	7.811.677		7.811.677
Administrativo	72	50		122	5.981.485		5.981.485
TOTAL	**211**	**143**	**7**	**361**	**17.881.402**	**739.606**	**18.621.008**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**3**	**1**	**4**	**457.138**
Obrero	1		1	111.138
Empleado	2	1	3	346.000
TOTAL	**3**	**1**	**4**	**457.138**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	91.666.168
4.02	Materiales, suministros y mercancías	10.778.062
4.03	Servicios no personales	23.951.376
4.04	Activos reales	3.269.649
4.07	Transferencias y donaciones	457.138
4.08	Otros gastos	986.930
	TOTAL	**131.109.323**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**123.549.392**
INGRESOS CORRIENTES ORDINARIOS	123.549.392
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	73.549.392
Venta de otros bienes y servicios	73.549.392
TRANSFERENCIAS CORRIENTES	50.000.000
Transferencias corrientes del sector público	50.000.000
Transferencias corrientes internas recibidas del sector público	50.000.000
De la República (Vicepresidencia de la República)	50.000.000
Recursos Ordinarios	50.000.000
1.2 GASTOS CORRIENTES	**127.839.674**
GASTOS DE CONSUMO	127.382.536
Remuneraciones	91.666.168
Sueldos, salarios y otras retribuciones	32.856.877
Beneficios y complementos de sueldos y salarios	16.699.910
Aportes patronales	4.821.196
Prestaciones sociales y otras indemnizaciones	8.560.130
Asistencia socioeconómica	28.587.655
Otros gastos de personal	140.400

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Compra de bienes y servicios	30.449.364
Bienes de consumo	10.778.062
Servicios no personales	19.671.302
Impuestos indirectos	4.280.074
Depreciación y amortización	986.930
TRANSFERENCIAS Y DONACIONES CORRIENTES	457.138
Al sector privado	457.138
Transferencias corrientes al sector privado	457.138
Directas a personas	457.138
Jubilaciones y otros beneficios asociados	457.138
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(4.290.282)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(3.303.352)**
RECURSOS PROPIOS DE CAPITAL	(3.303.352)
Desahorro en cuenta corriente	(4.290.282)
Incremento de la depreciación y amortización acumuladas	986.930
2.2 GASTOS DE CAPITAL	**3.269.649**
INVERSIÓN REAL DIRECTA	3.269.649
Formación bruta de capital fijo	3.269.649
Maquinaria, equipos y otros bienes muebles	3.269.649
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(6.573.001)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.573.001**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.573.001
Disminución de otros activos financieros	6.573.001
Disminución de disponibilidades	6.573.001
Disminución de caja	6.573.001
3.2 APLICACIONES FINANCIERAS	**6.573.001**
DÉFICIT FINANCIERO	6.573.001

34

Ministerio del Poder Popular para la Agricultura y Tierras

Ministerio del Poder Popular para la Agricultura y Tierras

A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)

A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)

A0266 Fondo Especial Ezequiel Zamora

A0426 Fundación Tierra Fértil

A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)

A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)

A0933 Instituto Nacional de Desarrollo Rural (INDER)

A0935 Instituto Nacional de Tierras (INTI)

A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)

A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)

A0022

Instituto Nacional de Investigaciones Agrícolas (INIA)

INSTITUTO NACIONAL DE INVESTIGACIONES AGRÍCOLAS (INIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Investigaciones Agrícolas, para el año 2014 impulsará la producción de los insumos estratégicos de alta calidad por medio de la investigación e innovación tecnológica, para contribuir con la soberanía agroalimentaria y con el desarrollo científico tecnológico del país. Para lo cual, se realizan diversas actividades de producción de insumos agrícolas, potenciando así la producción de semillas de distintas clases y material genético animal de carácter prioritario para el estado Venezolano, para impulsar el desarrollo e impactar en los rendimientos de los rubros a nivel nacional, promoviendo el uso de las tecnologías acordes con el medio ambiente fomentando el desarrollo sustentable de la acuicultura nacional.

En tal sentido, y de acuerdo al objetivo estratégico contemplado en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 de promover la innovación y producción de insumos tecnológicos para la pequeña agricultura, aumentando los índices de eficacia y productividad, ejecutará los proyectos de investigación e innovación tecnológica en rubros de importancia agrícola, pecuario, pesquero y del medio rural del país, mediante el mejoramiento y ampliación del marco de acción de los servicios y la dotación para la producción agrícola.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2014, asciende a Bs. 458.965.658, distribuidos de la siguiente manera: Bs. 59.811.444 para proyectos y Bs. 399.154.214 para las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**398.654.214**
INGRESOS CORRIENTES ORDINARIOS	398.654.214
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	83.959.343
Venta de otros bienes y servicios	83.959.343
TRANSFERENCIAS CORRIENTES	314.694.871
Transferencias corrientes del sector público	314.694.871
Transferencias corrientes internas recibidas del sector público	314.694.871
De la República	314.694.871
INGRESOS DE CAPITAL	**60.311.444**
RECURSOS PROPIOS DE CAPITAL	500.000
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	59.811.444
Transferencias y donaciones de capital del sector público	59.811.444
Transferencias de capital recibidas del sector público	59.811.444
De la República	59.811.444
TOTAL RECURSOS	**458.965.658**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**338.907.548**
GASTOS DE CONSUMO	272.433.288
Remuneraciones	148.850.371
Sueldos, salarios y otras retribuciones	141.223.421
Beneficios y complementos de sueldos y salarios	3.750.000
Prestaciones sociales y otras indemnizaciones	3.876.950
Compra de bienes y servicios	123.082.917
Bienes de consumo	75.173.603
Servicios no personales	47.909.314
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	66.474.260
Al sector privado	66.474.260
Transferencias corrientes al sector privado	66.474.260
Directas a personas	65.000.000
Pensiones y otros beneficios asociados	10.433.966
Jubilaciones y otros beneficios asociados	54.566.034
Transferencias corrientes a Consejos Comunales	1.474.260
GASTOS DE CAPITAL	**87.376.853**
INVERSIÓN REAL DIRECTA	87.376.853
Formación bruta de capital fijo	87.376.853
Edificios e instalaciones	15.896.432
Maquinaria, equipos y otros bienes muebles	28.461.625
Producción propia (gastos capitalizables)	43.018.796
Remuneraciones	11.018.298
Sueldos, salarios y otras retribuciones	11.018.298
Compra de bienes y servicios	32.000.498
Bienes de consumo	18.088.796

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Servicios no personales	13.911.702
APLICACIONES FINANCIERAS	**32.681.257**
DISMINUCIÓN DE PASIVOS	32.681.257
Disminución de otros pasivos	32.681.257
Disminución de pasivos diferidos a mediano y largo plazo	32.681.257
TOTAL GASTOS	**458.965.658**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
115049	Fortalecimiento del sistema nacional de producción de semilla de los rubros prioritarios del Estado Venezolano	15-01-2012	31-12-2014	76.526.284	5.000.000			81.526.284
115411	Certificación y control de la calidad de la producción de semilla nacional y verificación de la calidad de semilla importada, a través del Servicio Nacional de Semillas (SENASEM)	15-01-2012	31-12-2014	27.880.000	27.252.811			55.132.811
115546	Desarrollo sustentable de la acuicultura nacional	15-01-2012	31-12-2014	51.975.494	27.558.633			79.534.127
	TOTAL			156.381.778	59.811.444			216.193.222

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
115049	Fortalecimiento del sistema nacional de producción de semilla de los rubros prioritarios del Estado Venezolano	kilogramo			34.000.000		5.000.000			5.000.000
115411	Certificación y control de la calidad de la producción de semilla nacional y verificación de la calidad de semilla importada, a través del Servicio Nacional de Semillas (SENASEM)	tonelada			112.000		27.252.811			27.252.811
115546	Desarrollo sustentable de la acuicultura nacional	tonelada			1.000		27.558.633			27.558.633
TOTAL							59.811.444			59.811.444

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		148.850.371			148.850.371
02	Gestión administrativa	84.459.343	98.000.000			182.459.343
03	Previsión y protección social		65.000.000			65.000.000
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		2.844.500			2.844.500
	TOTAL	**84.459.343**	**314.694.871**			**399.154.214**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**973**	**1.694**		**2.667**	**90.827.352**		**90.827.352**
Alto Nivel y de Dirección		1		1	130.000		130.000
Directivo	25	24		49	1.572.800		1.572.800
Profesional y Técnico	355	126		481	16.380.936		16.380.936
Personal de Investigación	345	410		755	25.712.280		25.712.280
Obrero	248	1.133		1.381	47.031.336		47.031.336
Personal Contratado	**384**	**331**		**715**	**24.350.040**		**24.350.040**
Profesional y Técnico	309	200		509	17.334.504		17.334.504
Obrero	75	131		206	7.015.536		7.015.536
TOTAL	**1.357**	**2.025**		**3.382**	**115.177.392**		**115.177.392**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**127**	**51**	**178**	**10.433.966**
Obreros	5	23	28	1.476.590
Empleados	122	28	150	8.957.376
Jubilados	**408**	**676**	**1.084**	**54.566.034**
Obreros	69	204	273	12.151.265
Empleados	339	472	811	42.414.769
TOTAL	**535**	**727**	**1.262**	**65.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	159.868.669
4.02	Materiales, suministros y mercancías	93.262.399
4.03	Servicios no personales	61.821.016
4.04	Activos reales	44.358.057
4.07	Transferencias y donaciones	66.474.260
4.08	Otros gastos	500.000
4.11	Disminución de pasivos	32.681.257
	TOTAL	**458.965.658**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**398.654.214**
INGRESOS CORRIENTES ORDINARIOS	398.654.214
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	83.959.343
Venta de otros bienes y servicios	83.959.343
TRANSFERENCIAS CORRIENTES	314.694.871
Transferencias corrientes del sector público	314.694.871
Transferencias corrientes internas recibidas del sector público	314.694.871
De la República	314.694.871
Ministerio del Poder Popular para la Agricultura y Tierras	314.694.871
Recursos Ordinarios	314.694.871
1.2 GASTOS CORRIENTES	**338.907.548**
GASTOS DE CONSUMO	272.433.288
Remuneraciones	148.850.371
Sueldos, salarios y otras retribuciones	141.223.421
Beneficios y complementos de sueldos y salarios	3.750.000
Prestaciones sociales y otras indemnizaciones	3.876.950
Compra de bienes y servicios	123.082.917
Bienes de consumo	75.173.603
Servicios no personales	47.909.314
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	66.474.260
Al sector privado	66.474.260
Transferencias corrientes al sector privado	66.474.260
Directas a personas	65.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Pensiones y otros beneficios asociados	10.433.966
Jubilaciones y otros beneficios asociados	54.566.034
Transferencias corrientes a Consejos Comunales	1.474.260
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**59.746.666**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**120.058.110**
RECURSOS PROPIOS DE CAPITAL	60.246.666
Ahorro/ Desahorro en cuenta corriente	59.746.666
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	59.811.444
Transferencias y donaciones de capital del sector público	59.811.444
Transferencias de capital recibidas del sector público	59.811.444
De la República	59.811.444
Ministerio del Poder Popular para la Agricultura y Tierras	59.811.444
2.2 GASTOS DE CAPITAL	**87.376.853**
INVERSIÓN REAL DIRECTA	87.376.853
Formación bruta de capital fijo	87.376.853
Edificios e instalaciones	15.896.432
Maquinaria, equipos y otros bienes muebles	28.461.625
Producción propia (gastos capitalizables)	43.018.796
Remuneraciones	11.018.298
Sueldos, salarios y otras retribuciones	11.018.298
Compra de bienes y servicios	32.000.498
Bienes de consumo	18.088.796
Servicios no personales	13.911.702
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**32.681.257**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**32.681.257**
SUPERÁVIT FINANCIERO	32.681.257
3.2 APLICACIONES FINANCIERAS	**32.681.257**
DISMINUCIÓN DE PASIVOS	32.681.257
Disminución de otros pasivos	32.681.257
Disminución de pasivos diferidos a mediano y largo plazo	32.681.257

A0204

Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Agricultura y Tierras (O.C.S.A.)

OFICINA COORDINADORA DE LOS SERVICIOS AGROPECUARIOS DEL MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS (O.C.S.A.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el año 2014 el ente continuará con la planificación, coordinación, fomento y ejecución de los servicios de producción y comercialización de los productos agropecuarios y forestales, en aras de contribuir con la política del Estado dirigida a garantizar la soberanía y seguridad agroalimentaria del país, en el marco de los objetivos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

El Presupuesto de Ingresos y Gastos para el año 2014 asciende a la cantidad de Bs. 8.758.848, conformado únicamente por las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**8.758.848**
INGRESOS CORRIENTES ORDINARIOS	8.758.848
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.849.904
Venta de otros bienes y servicios	5.849.904
TRANSFERENCIAS CORRIENTES	2.908.944
Transferencias corrientes del sector público	2.908.944
Transferencias corrientes internas recibidas del sector público	2.908.944
De la República	2.908.944
TOTAL RECURSOS	**8.758.848**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**8.758.848**
GASTOS DE CONSUMO	8.758.848
Remuneraciones	4.991.238
Sueldos, salarios y otras retribuciones	3.486.920
Beneficios y complementos de sueldos y salarios	1.301.886
Aportes patronales	133.452
Prestaciones sociales y otras indemnizaciones	61.272
Asistencia socioeconómica	7.708
Compra de bienes y servicios	3.767.610
Bienes de consumo	2.770.366
Servicios no personales	997.244
TOTAL GASTOS	**8.758.848**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.082.294	2.908.944			4.991.238
02	Gestión administrativa	3.767.610				3.767.610
	TOTAL	**5.849.904**	**2.908.944**			**8.758.848**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**30**	**56**		**86**	**642.703**		**642.703**
Directivo	9	19		28	260.000		260.000
Profesional y Técnico	8	3		11	140.000		140.000
Personal Administrativo	3			3	13.472		13.472
Obrero	10	34		44	229.231		229.231
Personal Contratado	**99**	**301**		**400**	**2.296.969**		**2.296.969**
Profesional y Técnico	71	24		95	200.000		200.000
Personal Administrativo	18			18	10.000		10.000
Obrero	10	277		287	2.086.969		2.086.969
TOTAL	**129**	**357**		**486**	**2.939.672**		**2.939.672**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.991.238
4.02	Materiales, suministros y mercancías	2.770.366
4.03	Servicios no personales	997.244
	TOTAL	**8.758.848**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.758.848**
INGRESOS CORRIENTES ORDINARIOS	8.758.848
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.849.904
Venta de otros bienes y servicios	5.849.904
TRANSFERENCIAS CORRIENTES	2.908.944
Transferencias corrientes del sector público	2.908.944
Transferencias corrientes internas recibidas del sector público	2.908.944
De la República	2.908.944
Ministerio del Poder Popular para la Agricultura y Tierras	2.908.944
Recursos Ordinarios	2.908.944
1.2 GASTOS CORRIENTES	**8.758.848**
GASTOS DE CONSUMO	8.758.848
Remuneraciones	4.991.238
Sueldos, salarios y otras retribuciones	3.486.920
Beneficios y complementos de sueldos y salarios	1.301.886
Aportes patronales	133.452
Prestaciones sociales y otras indemnizaciones	61.272
Asistencia socioeconómica	7.708
Compra de bienes y servicios	3.767.610
Bienes de consumo	2.770.366
Servicios no personales	997.244
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0266

Fondo Especial Ezequiel Zamora

FONDO ESPECIAL EZEQUIEL ZAMORA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Fondo Especial Ezequiel Zamora, tiene como objetivo financiar y fortalecer los proyectos de la Gran Misión Agro-Venezuela y para el año 2014 seguirá contribuyendo al modelo agrario-socialista, estableciendo condiciones favorables para el financiamiento a los productores y productoras para incentivar el trabajo y uso óptimo de las tierras, a fin de fortalecer la soberanía y seguridad alimentaria de la Nación.

El Fondo financiará e incrementará la producción de los rubros estratégicos, ampliando la frontera agrícola, con el objetivo de garantizar la seguridad agroalimentaria e incentivar la extensión de tierras cultivables en concordancia con los objetivos estratégicos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en cuanto a afianzar un conjunto de políticas públicas de apoyo a la producción, organización del sector rural y participación del poder popular campesino en la planificación, tales como el incremento de la inversión del estado y de la banca privada, bajo la rectoría del Gobierno Bolivariano, en el desarrollo rural integral a través de obras de infraestructura, financiamiento a pequeños y medianos productores, desarrollo de proyectos de generación de alimentos y desarrollo científico-tecnológico.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2014 asciende a la cantidad de Bs. 809.560.034, cuya estructura presupuestaria está conformada por las acciones centralizadas por Bs. 9.560.034 y el proyecto "Fortalecimiento y financiamiento de la Gran Misión Agro-Venezuela" por Bs. 800.000.000.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**89.546.174**
INGRESOS CORRIENTES ORDINARIOS	89.546.174
INGRESOS DE LA PROPIEDAD	89.546.174
Intereses	89.546.174
Intereses internos	89.546.174
Intereses por préstamos	89.546.174
INGRESOS DE CAPITAL	**720.013.860**
RECURSOS PROPIOS DE CAPITAL	13.860
Incremento de la depreciación y amortización acumuladas	13.860
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	720.000.000
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	435.096.000
Al sector público	435.096.000
A los entes descentralizados con fines empresariales no petroleros	212.457.376
A los entes descentralizados financieros bancarios	59.738.682
A los entes descentralizados financieros no bancarios	162.899.942
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	284.904.000
Al sector público	284.904.000
A los entes descentralizados con fines empresariales no petroleros	284.904.000
TOTAL RECURSOS	**809.560.034**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**9.208.534**
GASTOS DE CONSUMO	9.208.534
Remuneraciones	6.943.899
Sueldos, salarios y otras retribuciones	2.725.223
Beneficios y complementos de sueldos y salarios	1.899.705
Aportes patronales	278.567
Prestaciones sociales y otras indemnizaciones	385.573
Asistencia socioeconómica	1.654.831
Compra de bienes y servicios	2.250.775
Bienes de consumo	1.036.065
Servicios no personales	1.214.710
Depreciación y amortización	13.860
GASTOS DE CAPITAL	**800.351.500**
INVERSIÓN REAL DIRECTA	351.500
Formación bruta de capital fijo	351.500
Maquinaria, equipos y otros bienes muebles	351.500
INVERSIÓN FINANCIERA	800.000.000
Concesión de préstamos a corto plazo	800.000.000
Al sector público	800.000.000
A entes descentralizados con fines empresariales no petroleros	800.000.000
TOTAL GASTOS	**809.560.034**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121143	Fortalecimiento y financiamiento de la Gran Misión Agro Venezuela	financiamiento			12	800.000.000				800.000.000
TOTAL						**800.000.000**				**800.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	6.943.899				6.943.899
02	Gestión administrativa	2.616.135				2.616.135
TOTAL		**9.560.034**				**9.560.034**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**184.000**		**184.000**
Alto Nivel y de Dirección		1		1	184.000		184.000
Personal Contratado	**11**	**12**		**23**	**2.260.808**		**2.260.808**
Directivo	2	1		3	441.371		441.371
Profesional y Técnico	9	11		20	1.819.437		1.819.437
TOTAL	**11**	**13**		**24**	**2.444.808**		**2.444.808**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	6.943.899
4.02	Materiales, suministros y mercancías	1.036.065
4.03	Servicios no personales	1.214.710
4.04	Activos reales	351.500
4.05	Activos financieros	800.000.000
4.08	Otros gastos	13.860
	TOTAL	**809.560.034**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**89.546.174**
INGRESOS CORRIENTES ORDINARIOS	89.546.174
INGRESOS DE LA PROPIEDAD	89.546.174
Intereses	89.546.174
Intereses internos	89.546.174
Intereses por préstamos	89.546.174
1.2 GASTOS CORRIENTES	**9.208.534**
GASTOS DE CONSUMO	9.208.534
Remuneraciones	6.943.899
Sueldos, salarios y otras retribuciones	2.725.223
Beneficios y complementos de sueldos y salarios	1.899.705
Aportes patronales	278.567
Prestaciones sociales y otras indemnizaciones	385.573
Asistencia socioeconómica	1.654.831
Compra de bienes y servicios	2.250.775
Bienes de consumo	1.036.065
Servicios no personales	1.214.710
Depreciación y amortización	13.860
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**80.337.640**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**800.351.500**
RECURSOS PROPIOS DE CAPITAL	80.351.500
Ahorro/ Desahorro en cuenta corriente	80.337.640
Incremento de la depreciación y amortización acumuladas	13.860
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	720.000.000
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	435.096.000
Al sector público	435.096.000
A los entes descentralizados con fines empresariales no petroleros	212.457.376
A los entes descentralizados financieros bancarios	59.738.682
A los entes descentralizados financieros no bancarios	162.899.942
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	284.904.000
Al sector público	284.904.000
A los entes descentralizados con fines empresariales no petroleros	284.904.000
2.2 GASTOS DE CAPITAL	**800.351.500**
INVERSIÓN REAL DIRECTA	351.500
Formación bruta de capital fijo	351.500
Maquinaria, equipos y otros bienes muebles	351.500
INVERSIÓN FINANCIERA	800.000.000
Concesión de préstamos a corto plazo	800.000.000
Al sector público	800.000.000
A entes descentralizados con fines empresariales no petroleros	800.000.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0426

Fundación Tierra Fértil

FUNDACIÓN TIERRA FÉRTIL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Tierra Fértil para el año 2014, fortalecerá la prestación de asistencia y apoyo al campesino venezolano, a familiares directos de victimas del sicariato y a las familias de los campesinos de los sectores de la sociedad de menores recursos.

Para ello, dará atención integral en las áreas de educación, alimentación, laboral, salud y vivienda a personas de escasos recursos, campesinos, indígenas, particulares y empleados del Ministerio del Poder Popular para la Agricultura y Tierras, enmarcados dentro de los principios de solidaridad y cooperación; además, formará a las comunidades para promover su organización y participación a través de la constitución de comités técnicos y contralorías sociales.

La Fundación por ser un ente de apoyo, contribuirá de manera especial a lograr la soberanía alimentaria para garantizar el sagrado derecho a la alimentación de nuestro pueblo de acuerdo con lo establecido en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, siendo su eje principal de acción la promoción del desarrollo humano familiar y socio-laboral.

El Presupuesto de Ingresos y Gastos para el año 2014 alcanza la cantidad de Bs. 121.497.420 de los cuales Bs. 96.374.720 serán destinados a los proyectos y Bs. 25.122.700 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**25.122.700**
INGRESOS CORRIENTES ORDINARIOS	25.122.700
TRANSFERENCIAS CORRIENTES	25.122.700
Transferencias corrientes del sector público	25.122.700
Transferencias corrientes internas recibidas del sector público	25.122.700
De la República	25.122.700
INGRESOS DE CAPITAL	**96.374.720**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	96.374.720
Transferencias y donaciones de capital del sector público	96.374.720
Transferencias de capital recibidas del sector público	96.374.720
De la República	96.374.720
TOTAL RECURSOS	**121.497.420**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**120.589.180**
GASTOS DE CONSUMO	23.429.180
Remuneraciones	12.962.700
Sueldos, salarios y otras retribuciones	5.834.617
Beneficios y complementos de sueldos y salarios	5.166.731
Aportes patronales	801.752
Prestaciones sociales y otras indemnizaciones	1.050.000
Asistencia socioeconómica	109.600
Compra de bienes y servicios	10.466.480
Bienes de consumo	5.004.061
Servicios no personales	5.462.419
TRANSFERENCIAS Y DONACIONES CORRIENTES	97.160.000
Al sector privado	73.160.000
Transferencias corrientes al sector privado	750.000
Directas a personas	750.000
Otras transferencias directas a personas	750.000
Donaciones corrientes al sector privado	72.410.000
Donaciones a personas	55.910.000
Donaciones a instituciones sin fines de lucro	16.500.000
Al sector público	24.000.000
Transferencias corrientes al sector público	24.000.000
A los entes descentralizados sin fines empresariales para sus gastos	16.000.000
A entes descentralizados con fines empresariales no petroleros	8.000.000
GASTOS DE CAPITAL	**908.240**
INVERSIÓN REAL DIRECTA	908.240
Formación bruta de capital fijo	908.240
Maquinaria, equipos y otros bienes muebles	908.240
TOTAL GASTOS	**121.497.420**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121842	Atención integral a los familiares directos de campesinos víctimas de sicariato a nivel nacional. (VI etapa)	apoyo	1.024	1.024	2.048		7.660.000			7.660.000
121958	Atención integral en las áreas de: Educación, alimentación, salud, vivienda y laboral, a personas de escasos recursos como: Campesinos, indigenas, particulares y empleados de la institución. (VI etapa)	apoyo	2.590	3.885	6.475		35.000.000			35.000.000
122131	Dotación de medicinas, equipos y utensilios médicos, agricolas, educativos, deportivos y vehículos automotores y fluviales, así como sus partes y piezas, para atender a las comunidades organizadas (Tales como: Consejos comunales, cooperativas, mesas técnicas) y organizaciones y/o instituciones sin fines de lucro con desenvolvimiento en el hábitat rural. (VII etapa)	apoyo	187	188	375		18.000.000			18.000.000
122396	Atención integral a los Centros de Educación Inicial (C.E.I) adscritos al MPP para la Agricultura y Tierras, para lograr su efectivo funcionamiento y mejoramiento de sus infraestructuras a nivel nacional. (II etapa)	apoyo		14	14		30.000.000			30.000.000

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122431	Centro de formación agrícola socialista Ezequiel Zamora. (VIII etapa)	apoyo	450	550	1.000		3.214.720			3.214.720
122466	Formación integral de las comunidades para promover su organización y participación a través de la constitución de comités técnicos y controlarías sociales. (VI etapa)	apoyo	70	82	115		2.500.000			2.500.000
	TOTAL						96.374.720			96.374.720

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.622.700			13.622.700
02	Gestión administrativa		7.500.000			7.500.000
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		4.000.000			4.000.000
	TOTAL		**25.122.700**			**25.122.700**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	37	37		74	5.834.617		5.834.617
Directivo	3			3	1.866.481		1.866.481
Personal Administrativo	34	37		71	3.968.136		3.968.136
TOTAL	**37**	**37**		**74**	**5.834.617**		**5.834.617**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	12.962.700
4.02	Materiales, suministros y mercancías	5.004.061
4.03	Servicios no personales	5.462.419
4.04	Activos reales	908.240
4.07	Transferencias y donaciones	97.160.000
	TOTAL	**121.497.420**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**25.122.700**
INGRESOS CORRIENTES ORDINARIOS	25.122.700
TRANSFERENCIAS CORRIENTES	25.122.700
Transferencias corrientes del sector público	25.122.700
Transferencias corrientes internas recibidas del sector público	25.122.700
De la República	25.122.700
Ministerio del Poder Popular de Agricultura y Tierras	25.122.700
Recursos Ordinarios	25.122.700
1.2 GASTOS CORRIENTES	**120.589.180**
GASTOS DE CONSUMO	23.429.180
Remuneraciones	12.962.700
Sueldos, salarios y otras retribuciones	5.834.617
Beneficios y complementos de sueldos y salarios	5.166.731
Aportes patronales	801.752
Prestaciones sociales y otras indemnizaciones	1.050.000
Asistencia socioeconómica	109.600
Compra de bienes y servicios	10.466.480
Bienes de consumo	5.004.061
Servicios no personales	5.462.419
TRANSFERENCIAS Y DONACIONES CORRIENTES	97.160.000
Al sector privado	73.160.000
Transferencias corrientes al sector privado	750.000
Directas a personas	750.000
Otras transferencias directas a personas	750.000
Donaciones corrientes al sector privado	72.410.000
Donaciones a personas	55.910.000
Donaciones a instituciones sin fines de lucro	16.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	24.000.000
Transferencias corrientes al sector público	24.000.000
A los entes descentralizados sin fines empresariales para sus gastos	16.000.000
A entes descentralizados con fines empresariales no petroleros	8.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(95.466.480)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**908.240**
RECURSOS PROPIOS DE CAPITAL	(95.466.480)
Ahorro/ Desahorro en cuenta corriente	(95.466.480)
TRANSFERENCIAS Y DONACIONES DE CAPITAL	96.374.720
Transferencias y donaciones de capital del sector público	96.374.720
Transferencias de capital recibidas del sector público	96.374.720
De la República	96.374.720
Ministerio del Poder Popular de Agricultura y Tierras	96.374.720
Recursos Ordinarios	96.374.720
2.2 GASTOS DE CAPITAL	**908.240**
INVERSIÓN REAL DIRECTA	908.240
Formación bruta de capital fijo	908.240
Maquinaria, equipos y otros bienes muebles	908.240
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0465

Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)

FUNDACIÓN DE CAPACITACIÓN E INNOVACIÓN PARA APOYAR LA REVOLUCIÓN AGRARIA (CIARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el año 2014, la Fundación prioriza la participación protagónica de las comunidades rurales y periurbanas del país, a través de un proceso local de organización, capacitación, innovación y acompañamiento socio-productivo, como base de un sistema nacional de extensión y fortalecimiento de las capacidades humanas, hacia el afianzamiento de un modelo de economía socialista.

En tal sentido, la Fundación Ciara ejecutará proyectos de consolidación de la agricultura urbana y periurbana, consolidación integral de los fundos zamoranos y comunidades periféricas, atención integral hacia los agrovenezolanos y sus familias con enfoque hacia las cadenas, formación integral del manejo productivo sustentable del café.

Además, se ejecutarán los siguientes proyectos con aporte externo, financiado a través de la Ley Especial de Endeudamiento, estos son:

- Desarrollo sostenible para las Zonas Semiáridas de los estados Lara y Falcón, Segunda Fase (PROSALAFA II)
- Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)
- Desarrollo Integral y Sustentable para las Zonas Áridas de los estados Nueva Esparta y Sucre (PROSANESU)

Todos los proyectos están vinculados con lo establecido en los objetivos estratégicos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, ya que tienden a promover los modelos de producción diversificados, a partir de la agricultura familiar, campesina, urbana, periurbana e indígena, recuperando, validando y divulgando modelos tradicionales y sostenibles de producción.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2014, alcanza la cantidad de Bs. 364.987.669, el cual comprende Bs. 229.819.673 para proyectos y Bs. 135.167.996 para las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**132.224.736**
INGRESOS CORRIENTES ORDINARIOS	132.224.736
TRANSFERENCIAS CORRIENTES	132.224.736
Transferencias corrientes del sector público	132.224.736
Transferencias corrientes internas recibidas del sector público	132.224.736
De la República	132.224.736
INGRESOS DE CAPITAL	**232.762.933**
RECURSOS PROPIOS DE CAPITAL	2.943.260
Incremento de la depreciación y amortización acumuladas	2.943.260
TRANSFERENCIAS Y DONACIONES DE CAPITAL	229.819.673
Transferencias y donaciones de capital del sector público	229.819.673
Transferencias de capital recibidas del sector público	229.819.673
De la República	229.819.673
TOTAL RECURSOS	**364.987.669**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**343.580.949**
GASTOS DE CONSUMO	318.892.233
Remuneraciones	190.410.484
Sueldos, salarios y otras retribuciones	46.887.996
Beneficios y complementos de sueldos y salarios	66.730.886
Aportes patronales	11.287.597
Prestaciones sociales y otras indemnizaciones	21.000.077
Asistencia socioeconómica	44.503.928
Compra de bienes y servicios	125.538.489
Bienes de consumo	47.558.601
Servicios no personales	77.979.888
Depreciación y amortización	2.943.260
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.688.716
Al sector privado	24.688.716
Transferencias corrientes al sector privado	1.426.995
Directas a personas	1.426.995
Pensiones y otros beneficios asociados	217.643
Jubilaciones y otros beneficios asociados	1.209.352
Donaciones corrientes al sector privado	23.261.721
Donaciones a personas	7.384.071
Donaciones a instituciones sin fines de lucro	13.145.250
Donaciones corrientes a Consejos Comunales	2.732.400
GASTOS DE CAPITAL	**21.406.720**
INVERSIÓN REAL DIRECTA	21.406.720
Formación bruta de capital fijo	21.406.720
Maquinaria, equipos y otros bienes muebles	21.406.720
TOTAL GASTOS	**364.987.669**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
25836	Desarrollo sostenible para las zonas semiáridas de los estados Lara y Falcón, segunda Fase (PROSALAFA II)	01-01-2006	30-06-2014	137.863.822	10.923.203			148.787.025
64864	Proyecto de Conservación de la Biodiversidad en el Paisaje Productivo de los Andes Venezolanos (TERRANDINA)	01-04-2007	30-06-2014	30.767.007	90.000			30.857.007
66541	Educación popular para la construcción socialista de redes comunales socio - productivas.	01-01-2008	31-03-2014	253.206.004	136.212			253.342.216
106220	Proyecto de atención integral a los Fundos Zamoranos	01-01-2010	30-06-2014	66.298.063	17.807.925			84.105.988
106339	Proyecto de desarrollo y consolidación de agricultura urbana y periurbana	01-01-2010	31-12-2019	252.169.636	40.000.000		1.057.211.907	1.349.381.543
116778	Atención socio-productiva integral con enfoque de cadenas, dirigido a las agrovenezolanas, agrovenezolanos y sus familias.	01-01-2013	31-03-2016	5.000.000	20.000.000	404.898.703	401.817	430.300.520
116874	Desarrollo integral y sustentable para las zonas áridas de los estados Nueva Esparta y Sucre (PROSANESU)	01-04-2013	30-06-2020	29.342.592	51.270.209	84.364.598	244.522.601	409.500.000
120572	Consolidación Integral de los Fundos Zamoranos y Comunidades Periféricas.	01-04-2014	31-12-2019		24.382.124	48.929.452	217.363.596	290.675.172
121108	Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)	01-01-2014	31-12-2019		55.210.000	73.660.000	387.730.000	516.600.000
121291	Formación integral del manejo productivo sustentable del café, para el desarrollo de las familias cafetaleras de la zona andina venezolana (Café Andino)	01-01-2014	30-06-2019		10.000.000	95.608.254	226.259.957	331.868.211
TOTAL				774.647.124	229.819.673	707.461.007	2.133.489.878	3.845.417.682

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
25836	Desarrollo sostenible para las zonas semiáridas de los estados Lara y Falcón, segunda Fase (PROSALAFA II)	población	27.605	26.604	54.209		10.923.203			10.923.203
64864	Proyecto de Conservación de la Biodiversidad en el Paisaje Productivo de los Andes Venezolanos (TERRANDINA)	familia			10.500		90.000			90.000
66541	Educación popular para la construcción socialista de redes comunales socio - productivas	comunidad			1.484		136.212			136.212
106220	Proyecto de atención integral a los Fundos Zamoranos	organización			89		17.807.925			17.807.925
106339	Proyecto de desarrollo y consolidación de agricultura urbana y periurbana	unidad			71.505		40.000.000			40.000.000
116778	Atención socio-productiva integral con enfoque de cadenas, dirigido a las agrovenezolanas, agrovenezolanos y sus familias.	participante	11.250	13.750	25.000		20.000.000			20.000.000
116874	Desarrollo integral y sustentable para las zonas áridas de los estados Nueva Esparta y Sucre (PROSANESU)	comunidad			202		51.270.209			51.270.209
120572	Consolidación Integral de los Fundos Zamoranos y Comunidades Periféricas	organización			86		24.382.124			24.382.124
121108	Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)	persona	40.000	40.000	80.000		55.210.000			55.210.000
121291	Formación integral del manejo productivo sustentable del café, para el desarrollo de las familias cafetaleras de la zona andina venezolana (Café Andino)	familia			5.800		10.000.000			10.000.000
TOTAL							229.819.673			229.819.673

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		70.701.206			70.701.206
02	Gestión administrativa	2.943.260	59.096.535			62.039.795
03	Previsión y protección social		1.426.995			1.426.995
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		1.000.000			1.000.000
	TOTAL	**2.943.260**	**132.224.736**			**135.167.996**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**582**	**773**	**216**	**1.571**	**46.607.996**	**6.188.647**	**52.796.643**
Alto Nivel y de Dirección		1		1	39.600	7.920	47.520
Directivo	24	34		58	2.758.379	551.676	3.310.055
Profesional y Técnico	427	521	214	1.162	37.945.504	4.547.149	42.492.653
Personal Administrativo	131	217	2	350	5.864.513	1.081.902	6.946.415
Personal Contratado	**4**	**4**		**8**	**280.000**		**280.000**
Profesional y Técnico	4	4		8	280.000		280.000
TOTAL	**586**	**777**	**216**	**1.579**	**46.887.996**	**6.188.647**	**53.076.643**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**3**	**2**	**5**	**217.643**
Empleados	3	2	5	217.643
Jubilados	**13**	**16**	**29**	**1.209.352**
Empleados	13	16	29	1.209.352
TOTAL	**16**	**18**	**34**	**1.426.995**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	190.410.484
4.02	Materiales, suministros y mercancías	47.558.601
4.03	Servicios no personales	77.979.888
4.04	Activos reales	21.406.720
4.07	Transferencias y donaciones	24.688.716
4.08	Otros gastos	2.943.260
	TOTAL	**364.987.669**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**132.224.736**
INGRESOS CORRIENTES ORDINARIOS	132.224.736
TRANSFERENCIAS CORRIENTES	132.224.736
Transferencias corrientes del sector público	132.224.736
Transferencias corrientes internas recibidas del sector público	132.224.736
De la República	132.224.736
Ministerio del Poder Popular para la Agricultura y Tierras	132.224.736
Recursos Ordinarios	132.224.736
1.2 GASTOS CORRIENTES	**343.580.949**
GASTOS DE CONSUMO	318.892.233
Remuneraciones	190.410.484
Sueldos, salarios y otras retribuciones	46.887.996
Beneficios y complementos de sueldos y salarios	66.730.886
Aportes patronales	11.287.597
Prestaciones sociales y otras indemnizaciones	21.000.077
Asistencia socioeconómica	44.503.928
Compra de bienes y servicios	125.538.489
Bienes de consumo	47.558.601
Servicios no personales	77.979.888
Depreciación y amortización	2.943.260
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.688.716
Al sector privado	24.688.716
Transferencias corrientes al sector privado	1.426.995
Directas a personas	1.426.995
Pensiones y otros beneficios asociados	217.643
Jubilaciones y otros beneficios asociados	1.209.352
Donaciones corrientes al sector privado	23.261.721
Donaciones a personas	7.384.071
Donaciones a instituciones sin fines de lucro	13.145.250

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes a Consejos Comunales	2.732.400
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(211.356.213)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**21.406.720**
RECURSOS PROPIOS DE CAPITAL	(208.412.953)
Ahorro/ Desahorro en cuenta corriente	(211.356.213)
Incremento de la depreciación y amortización acumuladas	2.943.260
TRANSFERENCIAS Y DONACIONES DE CAPITAL	229.819.673
Transferencias y donaciones de capital del sector público	229.819.673
Transferencias de capital recibidas del sector público	229.819.673
De la República	229.819.673
Ministerio del Poder Popular para la Agricultura y Tierras	229.819.673
Recursos Ordinarios	164.466.263
Proyectos por Endeudamiento	65.353.410
Desarrollo sostenible para las Zonas Semiáridas de los estados Lara y Falcón, Segunda Fase (PROSALAFA II)	10.923.203
Desarrollo rural sustentable para la seguridad alimentaria de las zonas semiáridas de los estados Lara y Falcón (PROSALAFA III)	3.159.998
Desarrollo Integral y Sustentable para las Zonas Áridas de los estados Nueva Esparta y Sucre (PROSANESU)	51.270.209
2.2 GASTOS DE CAPITAL	**21.406.720**
INVERSIÓN REAL DIRECTA	21.406.720
Formación bruta de capital fijo	21.406.720
Maquinaria, equipos y otros bienes muebles	21.406.720
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0844

Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)

INSTITUTO SOCIALISTA DE LA PESCA Y ACUICULTURA (INSOPESCA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el año 2014 el Instituto continuará contribuyendo con la seguridad alimentaria del país, mediante la ejecución de políticas que garanticen el abastecimiento de la población, conforme lo establecen los objetivos estratégicos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en cuanto a la promoción del desarrollo pesquero a través de la modernización de la infraestructura pesquera marítima y fluvial, además del fortalecimiento del sector artesanal, destacándose la implementación del Plan Estratégico para el Fortalecimiento de la Actividad Pesquera con énfasis en la Península de Paraguaná del Estado Falcón.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2014, se ubica en la cantidad de Bs. 338.160.131, distribuido en Bs. 58.579.446 para proyectos y Bs. 279.580.685 para acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**276.349.697**
INGRESOS CORRIENTES ORDINARIOS	276.349.697
TRANSFERENCIAS CORRIENTES	276.349.697
Transferencias corrientes del sector público	276.349.697
Transferencias corrientes internas recibidas del sector público	276.349.697
De la República	276.349.697
INGRESOS DE CAPITAL	**61.810.434**
RECURSOS PROPIOS DE CAPITAL	3.230.988
Incremento de la depreciación y amortización acumuladas	3.230.988
TRANSFERENCIAS Y DONACIONES DE CAPITAL	58.579.446
Transferencias y donaciones de capital del sector público	58.579.446
Transferencias de capital recibidas del sector público	58.579.446
De la República	58.579.446
TOTAL RECURSOS	**338.160.131**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**259.065.493**
GASTOS DE CONSUMO	250.361.908
Remuneraciones	194.687.283
Sueldos, salarios y otras retribuciones	39.522.218
Beneficios y complementos de sueldos y salarios	68.854.890
Aportes patronales	6.501.392
Prestaciones sociales y otras indemnizaciones	6.874.500
Asistencia socioeconómica	72.714.283
Otros gastos de personal	220.000
Compra de bienes y servicios	52.443.637
Bienes de consumo	14.405.780
Servicios no personales	38.037.857
Depreciación y amortización	3.230.988
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.703.585
Al sector privado	6.759.500
Transferencias corrientes al sector privado	6.008.256
Directas a personas	6.008.256
Pensiones y otros beneficios asociados	588.326
Jubilaciones y otros beneficios asociados	5.411.674
Otras transferencias directas a personas	8.256
Donaciones corrientes al sector privado	751.244
Donaciones a personas	545.816
Donaciones a instituciones sin fines de lucro	205.428
Al sector público	1.944.085
Transferencias corrientes al sector público	589.720
A los entes descentralizados sin fines empresariales para sus gastos	589.720
Donaciones corrientes al sector público	1.354.365

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
A la República	32.436
A entes descentralizados con fines empresariales no petroleros	1.321.929
GASTOS DE CAPITAL	**79.094.638**
INVERSIÓN REAL DIRECTA	79.094.638
Formación bruta de capital fijo	79.094.638
Edificios e instalaciones	38.152.908
Maquinaria, equipos y otros bienes muebles	25.148.976
Construcciones de bienes de dominio privado	8.779.180
Producción propia (gastos capitalizables)	7.013.574
Remuneraciones	200.000
Sueldos, salarios y otras retribuciones	200.000
Compra de bienes y servicios	6.813.574
Bienes de consumo	100.000
Servicios no personales	6.713.574
TOTAL GASTOS	**338.160.131**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
113361	Instalación de una granja comunitaria para la producción de artemia en el complejo salinero las Cumaraguas, Península de Paraguaná, estado Falcón	01-09-2010	31-12-2015	9.800.000	15.000.000	20.350.715		45.150.715
116645	Plan estratégico para el fortalecimiento de la actividad pesquero agrícola del municipio Buchivacoa del estado Falcón	01-01-2012	30-06-2015	17.606.661	15.000.000	5.000.000		37.606.661
121075	Construcción y recuperación de la infraestructura pesquera (muelles) para el fortalecimiento del sector artesanal (Fase I)	02-01-2014	31-12-2015		28.579.446	421.420.554		450.000.000
TOTAL				27.406.661	58.579.446	446.771.269		532.757.376

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
113361	Instalación de una granja comunitaria para la producción de artemia en el complejo salinero las Cumaraguas, Península de Paraguaná, estado Falcón	granja			1		15.000.000			15.000.000
116645	Plan estratégico para el fortalecimiento de la actividad pesquero agrícola del municipio Buchivacoa del estado Falcón	obra			2		15.000.000			15.000.000
121075	Construcción y recuperación de la infraestructura pesquera (muelles) para el fortalecimiento del sector artesanal (Fase I)	puerto			6		28.579.446			28.579.446
	TOTAL						58.579.446			58.579.446

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		200.000.000			200.000.000
02	Gestión administrativa	3.230.988	70.349.697			73.580.685
03	Previsión y protección social		6.000.000			6.000.000
	TOTAL	3.230.988	276.349.697			279.580.685

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**278**	**340**	**180**	**798**	**22.925.618**	**4.336.000**	**27.261.618**
Alto Nivel y de Dirección		1		1	33.892		33.892
Directivo	17	36	95	148	5.016.051	500.000	5.516.051
Profesional y Técnico	179	105	16	300	8.779.320	2.100.000	10.879.320
Personal Administrativo	44	57	18	119	3.024.355	1.000.000	4.024.355
Obrero	38	141	51	230	6.072.000	736.000	6.808.000
Personal Contratado	**281**	**219**		**500**	**16.761.600**		**16.761.600**
Profesional y Técnico	225	147		372	12.699.200		12.699.200
Personal Administrativo	54	68		122	3.904.000		3.904.000
Obrero	2	4		6	158.400		158.400
TOTAL	**559**	**559**	**180**	**1.298**	**39.687.218**	**4.336.000**	**44.023.218**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**5**	**3**	**8**	**588.326**
Empleados	5	3	8	588.326
Jubilados	**25**	**35**	**60**	**5.411.674**
Empleados	25	35	60	5.411.674
TOTAL	**30**	**38**	**68**	**6.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	194.887.283
4.02	Materiales, suministros y mercancías	14.505.780
4.03	Servicios no personales	44.751.431
4.04	Activos reales	72.081.064
4.07	Transferencias y donaciones	8.703.585
4.08	Otros gastos	3.230.988
	TOTAL	**338.160.131**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**276.349.697**
INGRESOS CORRIENTES ORDINARIOS	276.349.697
TRANSFERENCIAS CORRIENTES	276.349.697
Transferencias corrientes del sector público	276.349.697
Transferencias corrientes internas recibidas del sector público	276.349.697
De la República	276.349.697
Ministerio del Poder Popular para la Agricultura y Tierras	276.349.697
Recursos Ordinarios	276.349.697
1.2 GASTOS CORRIENTES	**259.065.493**
GASTOS DE CONSUMO	250.361.908
Remuneraciones	194.687.283
Sueldos, salarios y otras retribuciones	39.522.218
Beneficios y complementos de sueldos y salarios	68.854.890
Aportes patronales	6.501.392
Prestaciones sociales y otras indemnizaciones	6.874.500
Asistencia socioeconómica	72.714.283
Otros gastos de personal	220.000
Compra de bienes y servicios	52.443.637
Bienes de consumo	14.405.780
Servicios no personales	38.037.857
Depreciación y amortización	3.230.988
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.703.585
Al sector privado	6.759.500
Transferencias corrientes al sector privado	6.008.256
Directas a personas	6.008.256
Pensiones y otros beneficios asociados	588.326

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Jubilaciones y otros beneficios asociados	5.411.674
Otras transferencias directas a personas	8.256
Donaciones corrientes al sector privado	751.244
Donaciones a personas	545.816
Donaciones a instituciones sin fines de lucro	205.428
Al sector público	1.944.085
Transferencias corrientes al sector público	589.720
A los entes descentralizados sin fines empresariales para sus gastos	589.720
Donaciones corrientes al sector público	1.354.365
A la República	32.436
A entes descentralizados con fines empresariales no petroleros	1.321.929
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**17.284.204**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**79.094.638**
RECURSOS PROPIOS DE CAPITAL	20.515.192
Ahorro/ Desahorro en cuenta corriente	17.284.204
Incremento de la depreciación y amortización acumuladas	3.230.988
TRANSFERENCIAS Y DONACIONES DE CAPITAL	58.579.446
Transferencias y donaciones de capital del sector público	58.579.446
Transferencias de capital recibidas del sector público	58.579.446
De la República	58.579.446
Ministerio del Poder Popular para la Agricultura y Tierras	58.579.446

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**79.094.638**
INVERSIÓN REAL DIRECTA	79.094.638
Formación bruta de capital fijo	79.094.638
Edificios e instalaciones	38.152.908
Maquinaria, equipos y otros bienes muebles	25.148.976
Construcciones de bienes de dominio privado	8.779.180
Producción propia (gastos capitalizables)	7.013.574
Remuneraciones	200.000
Sueldos, salarios y otras retribuciones	200.000
Compra de bienes y servicios	6.813.574
Bienes de consumo	100.000
Servicios no personales	6.713.574
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0933

Instituto Nacional de Desarrollo Rural (INDER)

INSTITUTO NACIONAL DE DESARROLLO RURAL (INDER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el año 2014 el Instituto Nacional de Desarrollo Rural, continuará promoviendo el desarrollo rural integral del país, dirigiendo, coordinando y ejecutando las políticas y los planes nacionales vinculados con el registro y el saneamiento de tierras que establezca el Ejecutivo Nacional. Igualmente promoverá y velará por el uso sustentable de los recursos hídricos de los sistemas de riego; fomentará, dirigirá, ejecutará el mantenimiento de la infraestructura de servicios de apoyo rural propiedad del Estado, para la producción, transformación y comercialización de rubros agroalimentarios, implementando procesos participativos y de compromiso con el protagonismo y la corresponsabilidad de los productores y comunidades rurales, además de construir, rehabilitar y mantener la infraestructura productiva de los sistemas de riego, saneamiento de tierras, vialidad y servicios básicos de apoyo a la producción agrícola nacional.

De la misma forma, brindará capacitación y proporcionará asistencia técnica para incrementar la formación de la sociedad rural, contribuyendo así al afianzamiento de la seguridad alimentaria, la calidad de vida del venezolano y el desarrollo socio-económico del país. Todo ello, enmarcado dentro de los objetivos estratégicos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, relacionados con la democratización del acceso por parte de los campesinos y campesinas, productores y productoras a las distintas formas colectivas, a empresas socialistas, a los recursos necesarios (tierra, agua, riego, semillas, capital) para la producción; impulsando el uso racional y sostenible de los mismos.

En este sentido, orientará su gestión hacia la construcción, rehabilitación y consolidación de la vialidad agrícolas a nivel nacional y construcción de centros de acopio.

Para el ejercicio fiscal 2014, el ente tiene un Presupuesto de Ingresos y Gastos que asciende a la cantidad de Bs. 471.795.117, de los cuales Bs. 281.969.476 se destinarán a la inversión en proyectos para fortalecer el desarrollo rural del país y Bs. 189.825.641 se orientarán a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**179.825.641**
INGRESOS CORRIENTES ORDINARIOS	179.825.641
TRANSFERENCIAS CORRIENTES	179.825.641
Transferencias corrientes del sector público	179.825.641
Transferencias corrientes internas recibidas del sector público	179.825.641
De la República	179.825.641
INGRESOS DE CAPITAL	**291.969.476**
RECURSOS PROPIOS DE CAPITAL	10.000.000
Incremento de la depreciación y amortización acumuladas	10.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	281.969.476
Transferencias y donaciones de capital del sector público	281.969.476
Transferencias de capital recibidas del sector público	281.969.476
De la República	281.969.476
TOTAL RECURSOS	**471.795.117**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**175.428.297**
GASTOS DE CONSUMO	175.328.297
Remuneraciones	117.571.439
Sueldos, salarios y otras retribuciones	9.994.218
Beneficios y complementos de sueldos y salarios	56.341.027
Aportes patronales	3.153.742
Prestaciones sociales y otras indemnizaciones	13.032.702
Asistencia socioeconómica	35.049.750
Compra de bienes y servicios	47.756.858
Bienes de consumo	21.719.856
Servicios no personales	26.037.002
Depreciación y amortización	10.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000
Al sector privado	100.000
Transferencias corrientes al sector privado	100.000
Directas a personas	100.000
Jubilaciones y otros beneficios asociados	100.000
GASTOS DE CAPITAL	**296.366.820**
INVERSIÓN REAL DIRECTA	296.366.820
Formación bruta de capital fijo	296.366.820
Maquinaria, equipos y otros bienes muebles	71.486.312
Producción propia (gastos capitalizables)	224.880.508
Compra de bienes y servicios	35.834.952
Bienes de consumo	35.834.952
Impuestos indirectos	189.045.556
TOTAL GASTOS	**471.795.117**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120575	Construcción, rehabilitación y consolidación de vialidades agrícolas	kilómetro			250		160.957.945			160.957.945
120650	Construcción de centro de acopios	unidad			6		97.623.612			97.623.612
120693	Construcción de redes eléctricas en el área rural	kilómetro			168		23.387.919			23.387.919
	TOTAL						**281.969.476**			**281.969.476**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		133.558.579			133.558.579
02	Gestión administrativa	10.000.000	46.167.062			56.167.062
03	Previsión y protección social		100.000			100.000
	TOTAL	**10.000.000**	**179.825.641**			**189.825.641**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**66**	**114**	**293**	**473**	**4.457.294**	**1.250.000**	**5.707.294**
Alto Nivel y de Dirección		1		1	1.997.508	521.005	2.518.513
Directivo	21	22	2	45	78.989	20.602	99.591
Profesional y Técnico	16	13	160	189	494.522	128.985	623.507
Personal Administrativo	14	11	91	116	304.447	79.408	383.855
Obrero	15	67	40	122	1.581.828	500.000	2.081.828
Personal Contratado	**826**	**758**		**1.584**	**25.523.174**		**25.523.174**
Profesional y Técnico	527	465		992	16.889.047		16.889.047
Personal Administrativo	299	293		592	8.634.127		8.634.127
TOTAL	**892**	**872**	**293**	**2.057**	**29.980.468**	**1.250.000**	**31.230.468**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**1**	**1**	**100.000**
Empleados		1	1	100.000
TOTAL		**1**	**1**	**100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	117.571.439
4.02	Materiales, suministros y mercancías	57.554.808
4.03	Servicios no personales	215.082.558
4.04	Activos reales	71.486.312
4.07	Transferencias y donaciones	100.000
4.08	Otros gastos	10.000.000
	TOTAL	**471.795.117**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**179.825.641**
INGRESOS CORRIENTES ORDINARIOS	179.825.641
TRANSFERENCIAS CORRIENTES	179.825.641
Transferencias corrientes del sector público	179.825.641
Transferencias corrientes internas recibidas del sector público	179.825.641
De la República	179.825.641
Ministerio del Poder Popular para la Agricultura y Tierras	179.825.641
Recursos Ordinarios	179.825.641
1.2 GASTOS CORRIENTES	**175.428.297**
GASTOS DE CONSUMO	175.328.297
Remuneraciones	117.571.439
Sueldos, salarios y otras retribuciones	9.994.218
Beneficios y complementos de sueldos y salarios	56.341.027
Aportes patronales	3.153.742
Prestaciones sociales y otras indemnizaciones	13.032.702
Asistencia socioeconómica	35.049.750
Compra de bienes y servicios	47.756.858
Bienes de consumo	21.719.856
Servicios no personales	26.037.002
Depreciación y amortización	10.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000
Al sector privado	100.000
Transferencias corrientes al sector privado	100.000
Directas a personas	100.000
Jubilaciones y otros beneficios asociados	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.397.344**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**296.366.820**
RECURSOS PROPIOS DE CAPITAL	14.397.344
Ahorro/ Desahorro en cuenta corriente	4.397.344
Incremento de la depreciación y amortización acumuladas	10.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	281.969.476
Transferencias y donaciones de capital del sector público	281.969.476
Transferencias de capital recibidas del sector público	281.969.476
De la República	281.969.476
Ministerio del Poder Popular para la Agricultura y Tierras	281.969.476
2.2 GASTOS DE CAPITAL	**296.366.820**
INVERSIÓN REAL DIRECTA	296.366.820
Formación bruta de capital fijo	296.366.820
Maquinaria, equipos y otros bienes muebles	71.486.312
Producción propia (gastos capitalizables)	224.880.508
Compra de bienes y servicios	35.834.952
Bienes de consumo	35.834.952
Impuestos indirectos	189.045.556
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0935

Instituto Nacional de Tierras (INTI)

INSTITUTO NACIONAL DE TIERRAS (INTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Tierras continuará con la administración, redistribución de las tierras y la regulación de la posesión de las mismas. En tal sentido, y de acuerdo a las atribuciones de administrar y regularizar el uso de las tierras de vocación agraria; su ámbito de acción de competencia será planificar, fomentar y ejecutar los programas de administración y distribución de las tierras con vocación de uso agrario, así como también, establecer los proyectos de mejoramiento de las tierras adjudicadas, que deben cumplirse a los fines de hacerlas productivas, con base en los planes de desarrollo del Ejecutivo Nacional. Todo ello, enmarcado dentro de los objetivos estratégicos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 en lo relativo a eliminar definitivamente el latifundio, realizar un proceso de organización y zonificación agroecológica en base a las capacidades de uso de la tierra, y crear un sistema de catastro rural para garantizar el acceso justo y uso racional del recurso suelo.

Para el año 2014, se desarrollarán planes y programas de rescate y regularización de la tierra, se evaluarán e inventariarán tierras con vocación agrícola, además de llevar a cabo la remodelación y/o acondicionamiento de las oficinas del Instituto a los fines de prestar un servicio de mejor calidad al ciudadano.

El Presupuesto de Ingresos y Gastos para el año 2014, asciende a la cantidad de Bs. 495.955.417, distribuido en Bs. 178.532.765 para proyectos y Bs. 317.422.652 para acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**317.339.366**
INGRESOS CORRIENTES ORDINARIOS	317.339.366
TRANSFERENCIAS CORRIENTES	317.339.366
Transferencias corrientes del sector público	317.339.366
Transferencias corrientes internas recibidas del sector público	317.339.366
De la República	317.339.366
INGRESOS DE CAPITAL	**178.616.051**
RECURSOS PROPIOS DE CAPITAL	83.286
Incremento de la depreciación y amortización acumuladas	83.286
TRANSFERENCIAS Y DONACIONES DE CAPITAL	178.532.765
Transferencias y donaciones de capital del sector público	178.532.765
Transferencias de capital recibidas del sector público	178.532.765
De la República	178.532.765
TOTAL RECURSOS	**495.955.417**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**300.341.178**
GASTOS DE CONSUMO	296.913.741
Remuneraciones	238.818.189
Sueldos, salarios y otras retribuciones	54.282.106
Beneficios y complementos de sueldos y salarios	61.153.369
Aportes patronales	12.348.197
Prestaciones sociales y otras indemnizaciones	29.277.062
Asistencia socioeconómica	58.004.647
Otros gastos de personal	23.752.808
Compra de bienes y servicios	49.670.350
Bienes de consumo	21.146.347
Servicios no personales	28.524.003
Impuestos indirectos	8.341.916
Depreciación y amortización	83.286
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.427.437
Al sector privado	3.427.437
Transferencias corrientes al sector privado	2.267.158
Directas a personas	2.267.158
Pensiones y otros beneficios asociados	1.108.648
Jubilaciones y otros beneficios asociados	1.158.510
Donaciones corrientes al sector privado	1.160.279
Donaciones a personas	1.074.659
Donaciones a instituciones sin fines de lucro	85.620
GASTOS DE CAPITAL	**191.482.239**
INVERSIÓN REAL DIRECTA	191.482.239
Formación bruta de capital fijo	190.119.329
Edificios e instalaciones	2.028.000
Maquinaria, equipos y otros bienes muebles	84.122.456

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Construcciones de bienes de dominio privado	1.500.000
Construcciones de bienes de dominio público	474.324
Producción propia (gastos capitalizables)	101.994.549
Remuneraciones	20.514.977
Sueldos, salarios y otras retribuciones	4.132.548
Beneficios y complementos de sueldos y salarios	8.211.365
Aportes patronales	818.631
Prestaciones sociales y otras indemnizaciones	1.394.918
Asistencia socioeconómica	5.957.515
Compra de bienes y servicios	67.710.763
Bienes de consumo	27.995.809
Servicios no personales	39.714.954
Impuestos indirectos	13.768.809
Tierras y terrenos	1.362.910
APLICACIONES FINANCIERAS	**4.132.000**
DISMINUCIÓN DE PASIVOS	4.132.000
Disminución de cuentas y efectos por pagar	4.132.000
Disminución de cuentas y efectos por pagar a corto plazo	4.132.000
Disminución de aportes patronales y retenciones laborales por pagar	1.000.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.000.000
Disminución cuentas por pagar a proveedores a corto plazo	3.132.000
TOTAL GASTOS	**495.955.417**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120896	Rescate y regularización de tierras para la construcción del socialismo agrario 2014	hectárea			350.000		23.587.330			23.587.330
120942	Afectación de tierras y pago de bienhechurias 2014	indemnización			12		51.903.305			51.903.305
120996	Remodelación y/o acondicionamiento de las oficinas regionales y jefaturas territoriales de tierras 2014	restauración			20		38.113.378			38.113.378
121007	Optimización de los sistemas y plataforma tecnológica de los procesos de regularización y rescates de tierras dentro del INTI central y sus oficinas regionales	sistema			1		12.736.288			12.736.288
121035	Consolidación de la red de laboratorios lanzar Ezequiel Zamora 2014	dotación			6		11.606.739			11.606.739
121048	Inventario nacional de las tierras de vocación agraria	hectárea			387.320		20.000.000			20.000.000
121068	Evaluación de la vocación de uso de las tierras 2014	hectárea			40.000		11.289.529			11.289.529
121084	Generación de información territorial de índole agraria a través de la utilización de imágenes del Satélite Miranda	hectárea			214.127		9.296.196			9.296.196
TOTAL							**178.532.765**			**178.532.765**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		246.084.783			246.084.783
02	Gestión administrativa	83.286	66.360.400			66.443.686
03	Previsión y protección social		2.267.158			2.267.158
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		2.627.025			2.627.025
	TOTAL	**83.286**	**317.339.366**			**317.422.652**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**574**	**629**		**1.203**	**16.348.909**	**272.011**	**16.620.920**
Alto Nivel y de Dirección		1		1	61.900		61.900
Directivo	62	89		151	1.999.011		1.999.011
Profesional y Técnico	432	420		852	5.188.203	125.874	5.314.077
Personal Administrativo	47	37		84	8.023.118	128.192	8.151.310
Obrero	33	82		115	1.076.677	17.945	1.094.622
Personal Fijo a Tiempo Parcial		**40**		**40**	**31.363**		**31.363**
Obrero		40		40	31.363		31.363
Personal Contratado	**1.405**	**1.224**		**2.629**	**41.392.207**		**41.392.207**
Profesional y Técnico	1.013	929		1.942	22.854.984		22.854.984
Personal Administrativo	388	276		664	18.134.933		18.134.933
Personal Médico	4	7		11	280.853		280.853
Obrero		12		12	121.437		121.437
TOTAL	**1.979**	**1.893**		**3.872**	**57.772.479**	**272.011**	**58.044.490**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**4**	**5**	**9**	**1.108.648**
Empleados	4	5	9	1.108.648
Jubilados	**4**	**5**	**9**	**1.158.510**
Empleados	4	5	9	1.158.510
TOTAL	**8**	**10**	**18**	**2.267.158**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	259.333.166
4.02	Materiales, suministros y mercancías	49.142.156
4.03	Servicios no personales	90.349.682
4.04	Activos reales	89.487.690
4.07	Transferencias y donaciones	3.427.437
4.08	Otros gastos	83.286
4.11	Disminución de pasivos	4.132.000
	TOTAL	**495.955.417**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**317.339.366**
INGRESOS CORRIENTES ORDINARIOS	317.339.366
TRANSFERENCIAS CORRIENTES	317.339.366
Transferencias corrientes del sector público	317.339.366
Transferencias corrientes internas recibidas del sector público	317.339.366
De la República	317.339.366
Ministerio del Poder Popular para la Agricultura y Tierras	317.339.366
Recursos Ordinarios	317.339.366
1.2 GASTOS CORRIENTES	**300.341.178**
GASTOS DE CONSUMO	296.913.741
Remuneraciones	238.818.189
Sueldos, salarios y otras retribuciones	54.282.106
Beneficios y complementos de sueldos y salarios	61.153.369
Aportes patronales	12.348.197
Prestaciones sociales y otras indemnizaciones	29.277.062
Asistencia socioeconómica	58.004.647
Otros gastos de personal	23.752.808
Compra de bienes y servicios	49.670.350
Bienes de consumo	21.146.347
Servicios no personales	28.524.003
Impuestos indirectos	8.341.916
Depreciación y amortización	83.286
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.427.437
Al sector privado	3.427.437
Transferencias corrientes al sector privado	2.267.158
Directas a personas	2.267.158
Pensiones y otros beneficios asociados	1.108.648

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Jubilaciones y otros beneficios asociados	1.158.510
Donaciones corrientes al sector privado	1.160.279
Donaciones a personas	1.074.659
Donaciones a instituciones sin fines de lucro	85.620
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**16.998.188**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**195.614.239**
RECURSOS PROPIOS DE CAPITAL	17.081.474
Ahorro/ Desahorro en cuenta corriente	16.998.188
Incremento de la depreciación y amortización acumuladas	83.286
TRANSFERENCIAS Y DONACIONES DE CAPITAL	178.532.765
Transferencias y donaciones de capital del sector público	178.532.765
Transferencias de capital recibidas del sector público	178.532.765
De la República	178.532.765
Ministerio del Poder Popular para la Agricultura y Tierras	178.532.765
2.2 GASTOS DE CAPITAL	**191.482.239**
INVERSIÓN REAL DIRECTA	191.482.239
Formación bruta de capital fijo	190.119.329
Edificios e instalaciones	2.028.000
Maquinaria, equipos y otros bienes muebles	84.122.456
Construcciones de bienes de dominio privado	1.500.000
Construcciones de bienes de dominio público	474.324
Producción propia (gastos capitalizables)	101.994.549
Remuneraciones	20.514.977
Sueldos, salarios y otras retribuciones	4.132.548
Beneficios y complementos de sueldos y salarios	8.211.365

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Aportes patronales	818.631
Prestaciones sociales y otras indemnizaciones	1.394.918
Asistencia socioeconómica	5.957.515
Compra de bienes y servicios	67.710.763
Bienes de consumo	27.995.809
Servicios no personales	39.714.954
Impuestos indirectos	13.768.809
Tierras y terrenos	1.362.910
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**4.132.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.132.000**
SUPERÁVIT FINANCIERO	4.132.000
3.2 APLICACIONES FINANCIERAS	**4.132.000**
DISMINUCIÓN DE PASIVOS	4.132.000
Disminución de cuentas y efectos por pagar	4.132.000
Disminución de cuentas y efectos por pagar a corto plazo	4.132.000
Disminución de aportes patronales y retenciones laborales por pagar	1.000.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.000.000
Disminución cuentas por pagar a proveedores a corto plazo	3.132.000

A1302

Fondo para el Desarrollo Agrario Socialista (FONDAS)

FONDO PARA EL DESARROLLO AGRARIO SOCIALISTA (FONDAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Fondo para el Desarrollo Agrario Socialista para el año 2014, continuará contribuyendo al alcance y consolidación de la soberanía y la seguridad alimentaria, impulsando la participación de los productores y productoras bajo las formas organizativas, como son los consejos comunales y consejos de campesinos, pescadores e indígenas; además, de las redes de productores libres y asociados, a los fines de atenderlos mediante el financiamiento de la actividad productiva, en los sectores vegetal, animal, forestal, agrícola y pesquero, dirigidos a fortalecer el desarrollo endógeno y la creación de un sistema agrario socialista, conforme a los objetivos estratégicos y generales del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en cuanto a afianzar un conjunto de políticas públicas de apoyo a la producción, organización del sector rural y participación del poder popular campesino en la planificación, tales como el incremento de la inversión del estado y de la banca privada, bajo la rectoría del Gobierno Bolivariano, en el desarrollo rural integral a través de obras de infraestructura, financiamiento a pequeños y medianos productores, desarrollo de proyectos de generación de alimentos y desarrollo científico-tecnológico.

El Presupuesto de Ingresos y Gastos alcanza la cantidad de Bs. 149.477.307 de los cuales corresponden Bs. 20.000.000 para proyectos y Bs. 129.477.307 para las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**125.613.499**
INGRESOS CORRIENTES ORDINARIOS	125.613.499
TRANSFERENCIAS CORRIENTES	125.613.499
Transferencias corrientes del sector público	125.613.499
Transferencias corrientes internas recibidas del sector público	125.613.499
De la República	125.613.499
INGRESOS DE CAPITAL	**23.863.808**
RECURSOS PROPIOS DE CAPITAL	3.863.808
Incremento de la depreciación y amortización acumuladas	3.863.808
TRANSFERENCIAS Y DONACIONES DE CAPITAL	20.000.000
Transferencias y donaciones de capital del sector público	20.000.000
Transferencias de capital recibidas del sector público	20.000.000
De la República	20.000.000
TOTAL RECURSOS	**149.477.307**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**129.421.593**
GASTOS DE CONSUMO	129.421.593
Remuneraciones	103.740.076
Sueldos, salarios y otras retribuciones	32.219.608
Beneficios y complementos de sueldos y salarios	17.161.345
Aportes patronales	9.771.184
Prestaciones sociales y otras indemnizaciones	13.081.432
Asistencia socioeconómica	31.506.507
Compra de bienes y servicios	21.817.709
Bienes de consumo	9.698.281
Servicios no personales	12.119.428
Depreciación y amortización	3.863.808
GASTOS DE CAPITAL	**20.055.714**
INVERSIÓN REAL DIRECTA	20.055.714
Formación bruta de capital fijo	20.055.714
Maquinaria, equipos y otros bienes muebles	55.714
Producción propia (gastos capitalizables)	20.000.000
Remuneraciones	2.977.626
Sueldos, salarios y otras retribuciones	806.949
Beneficios y complementos de sueldos y salarios	643.569
Aportes patronales	174.156
Prestaciones sociales y otras indemnizaciones	335.642
Asistencia socioeconómica	1.017.310
Compra de bienes y servicios	17.022.374
Bienes de consumo	3.475.970
Servicios no personales	13.546.404
TOTAL GASTOS	**149.477.307**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120993	Fortalecimiento de la capacidad logística del sistema de distribución y comercialización del FONDAS año 2014	tonelada			1.200		20.000.000			20.000.000
TOTAL							20.000.000			20.000.000

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		104.000.000			104.000.000
02	Gestión administrativa	3.863.808	19.613.499			23.477.307
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		2.000.000			2.000.000
TOTAL		3.863.808	125.613.499			129.477.307

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**179**	**286**	**133**	**598**	**6.344.978**		**6.344.978**
Alto Nivel y de Dirección		1		1	149.438		149.438
Directivo	104	114		218	3.169.628		3.169.628
Obrero	75	171	133	379	3.025.912		3.025.912
Personal Contratado	**1.057**	**1.407**		**2.464**	**26.681.580**		**26.681.580**
Profesional y Técnico	953	1.210		2.163	24.152.701		24.152.701
Personal Administrativo	104	197		301	2.528.879		2.528.879
TOTAL	**1.236**	**1.693**	**133**	**3.062**	**33.026.558**		**33.026.558**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	106.717.702
4.02	Materiales, suministros y mercancías	13.174.251
4.03	Servicios no personales	25.665.832
4.04	Activos reales	55.714
4.08	Otros gastos	3.863.808
	TOTAL	**149.477.307**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**125.613.499**
INGRESOS CORRIENTES ORDINARIOS	125.613.499
TRANSFERENCIAS CORRIENTES	125.613.499
Transferencias corrientes del sector público	125.613.499
Transferencias corrientes internas recibidas del sector público	125.613.499
De la República	125.613.499
Ministerio del Poder Popular para la Agricultura y Tierras	125.613.499
Recursos Ordinarios	125.613.499
1.2 GASTOS CORRIENTES	**129.421.593**
GASTOS DE CONSUMO	129.421.593
Remuneraciones	103.740.076
Sueldos, salarios y otras retribuciones	32.219.608
Beneficios y complementos de sueldos y salarios	17.161.345
Aportes patronales	9.771.184
Prestaciones sociales y otras indemnizaciones	13.081.432
Asistencia socioeconómica	31.506.507
Compra de bienes y servicios	21.817.709
Bienes de consumo	9.698.281
Servicios no personales	12.119.428
Depreciación y amortización	3.863.808
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(3.808.094)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**20.055.714**
RECURSOS PROPIOS DE CAPITAL	55.714
Ahorro/ Desahorro en cuenta corriente	(3.808.094)
Incremento de la depreciación y amortización acumuladas	3.863.808
TRANSFERENCIAS Y DONACIONES DE CAPITAL	20.000.000
Transferencias y donaciones de capital del sector público	20.000.000
Transferencias de capital recibidas del sector público	20.000.000
De la República	20.000.000
Ministerio del Poder Popular para la Agricultura y Tierras	20.000.000
Recursos Ordinarios	20.000.000
2.2 GASTOS DE CAPITAL	**20.055.714**
INVERSIÓN REAL DIRECTA	20.055.714
Formación bruta de capital fijo	20.055.714
Maquinaria, equipos y otros bienes muebles	55.714
Producción propia (gastos capitalizables)	20.000.000
Remuneraciones	2.977.626
Sueldos, salarios y otras retribuciones	806.949
Beneficios y complementos de sueldos y salarios	643.569
Aportes patronales	174.156
Prestaciones sociales y otras indemnizaciones	335.642
Asistencia socioeconómica	1.017.310
Compra de bienes y servicios	17.022.374
Bienes de consumo	3.475.970
Servicios no personales	13.546.404
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1330

Instituto Nacional de Salud Agrícola Integral (INSAI)

INSTITUTO NACIONAL DE SALUD AGRÍCOLA INTEGRAL (INSAI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Salud Agrícola Integral tiene como objetivo principal la consolidación, fortalecimiento y desarrollo de sus competencias, a través de sus pilares fundamentales como son las inspectorías, recintos cuarentenarios, centros de expedición de guías de movilización animal y vegetal, laboratorios de diagnóstico fitosanitarios y zoosanitarios, laboratorios de producción de bioinsumos; así como la municipalización de la acción institucional para garantizar la soberanía agroalimentaria en el marco de la salud agrícola integral del país, promoviendo la incorporación del desarrollo científico y tecnológico.

Es por ello, que para al año 2014 en el marco de los objetivos estratégicos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, se desarrollarán actividades como la inversión en ciencia y tecnología y la consolidación de los sistemas de producción agroindustrial socialista y el acceso a los recursos filogenéticos y zoogenéticos adaptados a condiciones tropicales que tiendan a fortalecer los sistemas de protección fitosanitarios y zoosanitarios.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2014, asciende a Bs. 271.424.283, de los cuales estarán destinados a proyectos Bs. 108.000.000 y a las acciones centralizadas Bs. 163.424.283.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**163.324.283**
INGRESOS CORRIENTES ORDINARIOS	163.324.283
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	54.900.000
Venta de otros bienes y servicios	54.900.000
TRANSFERENCIAS CORRIENTES	108.424.283
Transferencias corrientes del sector público	108.424.283
Transferencias corrientes internas recibidas del sector público	108.424.283
De la República	108.424.283
INGRESOS DE CAPITAL	**108.100.000**
RECURSOS PROPIOS DE CAPITAL	100.000
Incremento de la depreciación y amortización acumuladas	100.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	108.000.000
Transferencias y donaciones de capital del sector público	108.000.000
Transferencias de capital recibidas del sector público	108.000.000
De la República	108.000.000
TOTAL RECURSOS	**271.424.283**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**229.195.283**
GASTOS DE CONSUMO	226.795.283
Remuneraciones	130.000.000
Sueldos, salarios y otras retribuciones	61.651.423
Beneficios y complementos de sueldos y salarios	33.841.577
Aportes patronales	484.221
Prestaciones sociales y otras indemnizaciones	8.570.273
Asistencia socioeconómica	24.942.506
Otros gastos de personal	510.000
Compra de bienes y servicios	83.248.221
Bienes de consumo	46.216.328
Servicios no personales	37.031.893
Impuestos indirectos	13.447.062
Depreciación y amortización	100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector privado	1.500.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.400.000
Donaciones a instituciones sin fines de lucro	100.000
OTROS GASTOS CORRIENTES	900.000
Indemnizaciones y sanciones pecuniarias	900.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	800.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**40.229.000**
INVERSIÓN REAL DIRECTA	40.229.000
Formación bruta de capital fijo	40.229.000
Edificios e instalaciones	11.500.000
Maquinaria, equipos y otros bienes muebles	28.479.000
Bienes preexistentes	250.000
APLICACIONES FINANCIERAS	**2.000.000**
DISMINUCIÓN DE PASIVOS	2.000.000
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	900.000
Disminución de aportes patronales y retenciones laborales por pagar	200.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	50.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	50.000
Disminución cuentas por pagar a proveedores a corto plazo	900.000
TOTAL GASTOS	**271.424.283**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121119	Fortalecimiento del sistema zoosanitario protección y defensa en la República Bolivariana de Venezuela 2014	animal	7.000.000	7.000.000	14.000.000		58.000.000			58.000.000
121170	Fortalecimiento del sistema protección y defensa fitosanitaria en la República Bolivariana de Venezuela 2014	inspección			24		50.000.000			50.000.000
	TOTAL						108.000.000			108.000.000

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	25.000.000	75.000.000			100.000.000
02	Gestión administrativa	29.000.000	33.424.283			62.424.283
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	1.000.000				1.000.000
	TOTAL	55.000.000	108.424.283			163.424.283

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**283**	**388**		**671**	**32.455.355**	**2.805.000**	**35.260.355**
Alto Nivel y de Dirección		1		1	82.000	5.000	87.000
Directivo	23	53		76	4.603.552	315.000	4.918.552
Profesional y Técnico	100	205		305	17.281.059	1.185.000	18.466.059
Obrero	160	129		289	10.488.744	1.300.000	11.788.744
Personal Contratado	**1.088**	**1.003**		**2.091**	**29.191.068**		**29.191.068**
Profesional y Técnico	922	849		1.771	26.784.308		26.784.308
Obrero	166	154		320	2.406.760		2.406.760
TOTAL	**1.371**	**1.391**		**2.762**	**61.646.423**	**2.805.000**	**64.451.423**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	130.000.000
4.02	Materiales, suministros y mercancías	46.216.328
4.03	Servicios no personales	50.478.955
4.04	Activos reales	40.229.000
4.07	Transferencias y donaciones	1.500.000
4.08	Otros gastos	1.000.000
4.11	Disminución de pasivos	2.000.000
	TOTAL	**271.424.283**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**163.324.283**
INGRESOS CORRIENTES ORDINARIOS	163.324.283
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	54.900.000
Venta de otros bienes y servicios	54.900.000
TRANSFERENCIAS CORRIENTES	108.424.283
Transferencias corrientes del sector público	108.424.283
Transferencias corrientes internas recibidas del sector público	108.424.283
De la República	108.424.283
Ministerio del Poder Popular para la Agricultura y Tierras	108.424.283
Recursos Ordinarios	108.424.283
1.2 GASTOS CORRIENTES	**229.195.283**
GASTOS DE CONSUMO	226.795.283
Remuneraciones	130.000.000
Sueldos, salarios y otras retribuciones	61.651.423
Beneficios y complementos de sueldos y salarios	33.841.577
Aportes patronales	484.221
Prestaciones sociales y otras indemnizaciones	8.570.273
Asistencia socioeconómica	24.942.506
Otros gastos de personal	510.000
Compra de bienes y servicios	83.248.221
Bienes de consumo	46.216.328
Servicios no personales	37.031.893
Impuestos indirectos	13.447.062
Depreciación y amortización	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector privado	1.500.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.400.000
Donaciones a instituciones sin fines de lucro	100.000
OTROS GASTOS CORRIENTES	900.000
Indemnizaciones y sanciones pecuniarias	900.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	800.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(65.871.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**42.229.000**
RECURSOS PROPIOS DE CAPITAL	(65.771.000)
Ahorro/ Desahorro en cuenta corriente	(65.871.000)
Incremento de la depreciación y amortización acumuladas	100.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	108.000.000
Transferencias y donaciones de capital del sector público	108.000.000
Transferencias de capital recibidas del sector público	108.000.000
De la República	108.000.000
Ministerio del Poder Popular para la Agricultura y Tierras	108.000.000
Recursos Ordinarios	108.000.000
2.2 GASTOS DE CAPITAL	**40.229.000**
INVERSIÓN REAL DIRECTA	40.229.000
Formación bruta de capital fijo	40.229.000
Edificios e instalaciones	11.500.000
Maquinaria, equipos y otros bienes muebles	28.479.000
Bienes preexistentes	250.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**2.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.000.000**
SUPERÁVIT FINANCIERO	2.000.000
3.2 APLICACIONES FINANCIERAS	**2.000.000**
DISMINUCIÓN DE PASIVOS	2.000.000
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	900.000
Disminución de aportes patronales y retenciones laborales por pagar	200.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	50.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	50.000
Disminución cuentas por pagar a proveedores a corto plazo	900.000

35

Ministerio del Poder Popular para la Educación Universitaria

Ministerio del Poder Popular para la Educación Universitaria

A0006 Colegio Universitario Francisco de Miranda

A0007 Colegio Universitario de Caracas

A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"

A0009 Colegio Universitario de Los Teques Cecilio Acosta "CULTCA"

A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)

A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital

A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro

A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes

A0032 Instituto Universitario de Tecnología de los Llanos

A0033 Instituto Universitario de Tecnología de Maracaibo

A0035 Instituto Universitario de Tecnología de Yaracuy

A0036 Instituto Universitario de Tecnología de Puerto Cabello

A0038 Instituto Universitario de Tecnología de Valencia

A0039 Instituto Universitario de Tecnología del Estado Trujillo

A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui ", El Tigre

A0042 Instituto Universitario de Tecnología de Cabimas

A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"

A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita

A0080 Universidad del Zulia (LUZ)

A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)

A0082 Universidad de Oriente (UDO)

A0083 Universidad de Los Andes (ULA)

A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)

A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)

A0086 Universidad Nacional Experimental Simón Bolívar (USB)

A0087 Universidad Nacional Abierta (UNA)

A0088 Universidad Nacional Experimental de Guayana (UNEG)

A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)

A0090 Universidad Pedagógica Experimental Libertador (UPEL)

A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)

A0092 Universidad Nacional Experimental del Táchira (UNET)

A0093 Universidad Central de Venezuela (UCV)

A0094 Universidad de Carabobo (UC)

A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)

A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)

A0186 Universidad Nacional Experimental del Yaracuy (UNEY)

A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)

A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)

A0246 Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"

A0257 Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"

A0258 Universidad Politécnica Territorial del Estado Mérida "Kléber Ramirez"

A0259 Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"

A0260 Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"

A0272 Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"

A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)

A0413 Fundación Poliedro de Caracas

A0415 Fundación Misión Sucre

A0427 Fundación Centro Internacional Miranda

A0466 Fundación Dr. Alejandro Próspero Reverend

A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)

A0925 Instituto Universitario de Tecnología del Estado Bolívar

A0942 Universidad Bolivariana de Venezuela (UBV)

A0952 Universidad Deportiva del Sur

A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)

A1322 Universidad Nacional Experimental de las Artes (UNEARTE)

A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"

A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo

A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas

A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya

A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco

A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz

A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa

A0006

Colegio Universitario Francisco de Miranda

COLEGIO UNIVERSITARIO FRANCISCO DE MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Colegio Universitario Francisco de Miranda, persigue ser una Institución universitaria de excelencia en la generación de conocimientos, producto de la gestión/actividad en estrecha correspondencia con la sociedad del conocimiento y la cultura de la ciencia, que exige el siglo XXI, cuya misión es formar profesionales universitarios competentes en el área profesional, con gran sensibilidad social e identidad nacional y latinoamericana que se incorporen al proceso de transformación del país, para aportar soluciones.

En este sentido, esta Institución educativa enfoca sus actividades académicas y administrativas, a la dotación del país de profesionales e investigadores de la más alta calidad, auspiciando su permanente actualización y mejoramiento, así como la de establecer una sólida infraestructura que en lo humanístico, científico y tecnológico, sea soporte para el progreso autónomo del país en todas las áreas de la administración e informática.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**124.940.851**
INGRESOS CORRIENTES ORDINARIOS	124.940.851
TRANSFERENCIAS CORRIENTES	124.940.851
Transferencias corrientes del sector público	124.940.851
Transferencias corrientes internas recibidas del sector público	124.940.851
De la República	124.940.851
FUENTES DE FINANCIAMIENTO	**24.811.654**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	24.811.654
Disminución de otros activos financieros	24.811.654
Disminución de disponibilidades	24.811.654
Disminución de bancos	24.811.654
TOTAL RECURSOS	**149.752.505**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**133.661.197**
GASTOS DE CONSUMO	102.496.977
Remuneraciones	57.042.128
Sueldos, salarios y otras retribuciones	17.246.172
Beneficios y complementos de sueldos y salarios	21.688.401
Aportes patronales	3.892.438
Prestaciones sociales y otras indemnizaciones	4.598.952
Asistencia socioeconómica	9.616.165
Compra de bienes y servicios	38.972.095
Bienes de consumo	11.781.189
Servicios no personales	27.190.906
Impuestos indirectos	6.482.754
TRANSFERENCIAS Y DONACIONES CORRIENTES	31.164.220
Al sector privado	30.227.163
Transferencias corrientes al sector privado	30.227.163
Directas a personas	29.966.573
Pensiones y otros beneficios asociados	1.937.126
Jubilaciones y otros beneficios asociados	21.234.547
Otras transferencias directas a personas	6.794.900
A instituciones sin fines de lucro	260.590
Al sector público	937.057
Transferencias corrientes al sector público	937.057
A los entes descentralizados sin fines empresariales para sus gastos	937.057
GASTOS DE CAPITAL	**10.838.548**
INVERSIÓN REAL DIRECTA	10.838.548
Formación bruta de capital fijo	10.838.548
Maquinaria, equipos y otros bienes muebles	10.838.548
APLICACIONES FINANCIERAS	**5.252.760**
DISMINUCIÓN DE PASIVOS	5.252.760
Disminución de cuentas y efectos por pagar	1.922.036
Disminución de cuentas y efectos por pagar a corto plazo	1.922.036
Disminución de sueldos, salarios y otras remuneraciones por pagar	12.923

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar	959.893
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	164.781
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	148.965
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	27.811
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	220.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	398.336
Disminución cuentas por pagar a proveedores a corto plazo	949.220
Disminución de otros pasivos	3.330.724
Disminución de otros pasivos a corto plazo	3.330.724
TOTAL GASTOS	**149.752.505**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121548	Intercambio y Gestión del Conocimiento con la Sociedad	persona			7.020	1.326.907	5.758.356			7.085.263
121551	Territorialización y Municipalización de la educación universitaria	plan			101	320.119	1.409.857			1.729.976
121638	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			3.827	2.474.583	10.812.984			13.287.567
121646	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			7.852	9.098.809	29.722.226			38.821.035
121653	Formación de Postgrados o Estudios Avanzados	matricula			620	173.238	739.598			912.836
121724	Formación de estudiantes en carrera	matricula			100	62.937	277.184			340.121
121821	Investigación, Innovación y Gestión del Conocimiento	investigación			20	181.732	800.380			982.112
121846	Sistema de recursos para la formación e intercambio académico	usuario	2.580	1.720	4.300	3.751.230	4.457.875			8.209.105
121863	Formación de Estudiantes en los Programas Nacionales de Formación	matricula			3.727	3.478.316	14.550.458			18.028.774
	TOTAL					**20.867.871**	**68.528.918**			**89.396.789**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		10.097.935			10.097.935
02	Gestión administrativa	3.943.783	23.142.325			27.086.108
03	Previsión y protección social		23.171.673			23.171.673
	TOTAL	**3.943.783**	**56.411.933**			**60.355.716**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**232**	**130**		**362**	**6.520.932**	**9.984**	**6.530.916**
Directivo	2	1		3	98.316		98.316
Profesional y Técnico	25	10		35	906.204		906.204
Personal Administrativo	23	3		26	543.728	9.984	553.712
Personal Docente	125	47		172	2.131.612		2.131.612
Obrero	57	69		126	2.841.072		2.841.072
Personal Contratado	**177**	**197**		**374**	**8.314.056**		**8.314.056**
Profesional y Técnico	58	27		85	1.787.844		1.787.844
Personal Administrativo	45	30		75	1.887.276		1.887.276
Personal Docente	68	124		192	4.121.556		4.121.556
Obrero	6	16		22	517.380		517.380
TOTAL	**409**	**327**		**736**	**14.834.988**	**9.984**	**14.844.972**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**19**	**3**	**22**	**1.937.126**
Obreros	3		3	225.543
Empleados	3		3	285.505
Docentes	13	3	16	1.426.078
Jubilados	**136**	**109**	**245**	**21.234.547**
Obreros	26	18	44	3.458.598
Empleados	45	18	63	4.762.639
Docentes	65	73	138	13.013.310
TOTAL	**155**	**112**	**267**	**23.171.673**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	57.042.128
4.02	Materiales, suministros y mercancías	11.781.189
4.03	Servicios no personales	33.673.660
4.04	Activos reales	10.838.548
4.07	Transferencias y donaciones	31.164.220
4.11	Disminución de pasivos	5.252.760
	TOTAL	**149.752.505**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**124.940.851**
INGRESOS CORRIENTES ORDINARIOS	124.940.851
TRANSFERENCIAS CORRIENTES	124.940.851
Transferencias corrientes del sector público	124.940.851
Transferencias corrientes internas recibidas del sector público	124.940.851
De la República	124.940.851
Recursos Ordinarios	101.821.524
Gestión Fiscal	23.119.327
1.2 GASTOS CORRIENTES	**133.661.197**
GASTOS DE CONSUMO	102.496.977
Remuneraciones	57.042.128
Sueldos, salarios y otras retribuciones	17.246.172
Beneficios y complementos de sueldos y salarios	21.688.401
Aportes patronales	3.892.438
Prestaciones sociales y otras indemnizaciones	4.598.952
Asistencia socioeconómica	9.616.165
Compra de bienes y servicios	38.972.095
Bienes de consumo	11.781.189
Servicios no personales	27.190.906
Impuestos indirectos	6.482.754
TRANSFERENCIAS Y DONACIONES CORRIENTES	31.164.220
Al sector privado	30.227.163
Transferencias corrientes al sector privado	30.227.163
Directas a personas	29.966.573
Pensiones y otros beneficios asociados	1.937.126
Jubilaciones y otros beneficios asociados	21.234.547
Otras transferencias directas a personas	6.794.900
A instituciones sin fines de lucro	260.590
Al sector público	937.057
Transferencias corrientes al sector público	937.057
A los entes descentralizados sin fines empresariales para sus gastos	937.057

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(8.720.346)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(8.720.346)**
RECURSOS PROPIOS DE CAPITAL	(8.720.346)
Ahorro/ Desahorro en cuenta corriente	(8.720.346)
2.2 GASTOS DE CAPITAL	**10.838.548**
INVERSIÓN REAL DIRECTA	10.838.548
Formación bruta de capital fijo	10.838.548
Maquinaria, equipos y otros bienes muebles	10.838.548
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(19.558.894)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**24.811.654**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	24.811.654
Disminución de otros activos financieros	24.811.654
Disminución de disponibilidades	24.811.654
Disminución de bancos	24.811.654
3.2 APLICACIONES FINANCIERAS	**24.811.654**
DISMINUCIÓN DE PASIVOS	5.252.760
Disminución de cuentas y efectos por pagar	1.922.036
Disminución de cuentas y efectos por pagar a corto plazo	1.922.036
Disminución de sueldos, salarios y otras remuneraciones por pagar	12.923
Disminución de aportes patronales y retenciones laborales por pagar	959.893
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	164.781
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	148.965
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	27.811
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	220.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	398.336
Disminución cuentas por pagar a proveedores a corto plazo	949.220
Disminución de otros pasivos	3.330.724
Disminución de otros pasivos a corto plazo	3.330.724
DÉFICIT FINANCIERO	19.558.894

A0007

Colegio Universitario de Caracas

COLEGIO UNIVERSITARIO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Colegio Universitario de Caracas, fue creado, iniciando sus actividades docentes el 9 de octubre de 1972, con carreras del sector servicios en las ramas de Administración y Educación. Desde sus inicios presentó a los aspirantes once opciones: seis carreras en el área de Administración, una en el área de Educación, dos en el área de Turismo, una en el área de Informática y una en el área de Trabajo Social.

La Misión del Colegio fundamentalmente, es formar integralmente un ser humano comprometido con la ética socialista y el desarrollo endógeno sustentable y sostenido, en las áreas humanísticas, científicas y tecnológicas, en vinculación permanente con la comunidad, para coadyuvar en la solución de problemas, el intercambio de conocimientos y la proyección de su aprendizaje en el tiempo y en el espacio, con miras a sentar las bases de una educación para toda la vida y la transformación social del País.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**180.572.444**
INGRESOS CORRIENTES ORDINARIOS	180.572.444
TRANSFERENCIAS CORRIENTES	180.572.444
Transferencias corrientes del sector público	180.572.444
Transferencias corrientes internas recibidas del sector público	180.572.444
De la República	180.572.444
TOTAL RECURSOS	**180.572.444**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**174.882.787**
GASTOS DE CONSUMO	114.840.684
Remuneraciones	88.629.577
Sueldos, salarios y otras retribuciones	22.649.950
Beneficios y complementos de sueldos y salarios	30.090.660
Aportes patronales	4.154.789
Prestaciones sociales y otras indemnizaciones	8.223.148
Asistencia socioeconómica	11.812.030
Otros gastos de personal	11.699.000
Compra de bienes y servicios	23.337.322
Bienes de consumo	12.191.497
Servicios no personales	11.145.825
Impuestos indirectos	2.873.785
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.042.103
Al sector privado	57.792.997
Transferencias corrientes al sector privado	56.792.997
Directas a personas	55.694.747
Pensiones y otros beneficios asociados	3.867.416
Jubilaciones y otros beneficios asociados	44.063.331
Otras transferencias directas a personas	7.764.000
A instituciones sin fines de lucro	1.098.250
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
Al sector público	2.249.106
Transferencias corrientes al sector público	2.249.106
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	2.249.106
GASTOS DE CAPITAL	**5.689.657**
INVERSIÓN REAL DIRECTA	5.689.657
Formación bruta de capital fijo	5.689.657
Maquinaria, equipos y otros bienes muebles	4.789.657
Construcciones de bienes de dominio privado	600.000
Construcciones de bienes de dominio público	300.000
TOTAL GASTOS	**180.572.444**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121410	Sistemas de Apoyo al Desarrollo Estudiantil	estudiante			7.200		28.076.853			28.076.853
121615	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matricula			5.200		21.653.876			21.653.876
121931	Sistema de Recursos para la Formacion e Intercambio Academico	usuario	6.300	2.700	9.000		8.077.338			8.077.338
122496	Formación de estudiantes en Carreras	matricula			3.000		15.040.371			15.040.371
122577	Intercambio y Gestion del Conocimiento con la Sociedad	estudiante			7.000		3.287.648			3.287.648
122860	Desarrollo y mantenimiento de la Infraestructura Fisica	metro cuadrado			32.087		17.385.827			17.385.827
122865	Investigación, Innovación y Gestión del Conocimiento	investigación			1		1.643.430			1.643.430
	TOTAL						**95.165.343**			**95.165.343**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		29.002.591			29.002.591
02	Gestión administrativa		8.473.763			8.473.763
03	Previsión y protección social		47.930.747			47.930.747
	TOTAL		**85.407.101**			**85.407.101**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**124**	**107**		**231**	**7.687.884**	**10.512**	**7.698.396**
Directivo		3		3	99.843		99.843
Profesional y Técnico	49	16		65	2.163.257	10.512	2.173.769
Personal Administrativo	8	1		9	299.528		299.528
Personal Docente	6	6		12	399.371		399.371
Obrero	61	81		142	4.725.885		4.725.885
Personal Fijo a Tiempo Parcial	**10**	**21**		**31**	**2.242.044**		**2.242.044**
Personal Docente	10	21		31	2.242.044		2.242.044
Personal Contratado	**272**	**302**		**574**	**12.691.383**		**12.691.383**
Profesional y Técnico	99	40		139	3.073.349		3.073.349
Personal Administrativo	25	15		40	884.417		884.417
Personal Docente	132	217		349	7.716.538		7.716.538
Obrero	16	30		46	1.017.079		1.017.079
TOTAL	**406**	**430**		**836**	**22.621.311**	**10.512**	**22.631.823**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**46**	**10**	**56**	**3.867.416**
Obreros	3	3	6	414.366
Empleados	10	5	15	1.035.915
Docentes	33	2	35	2.417.135
Jubilados	**217**	**201**	**418**	**44.063.331**
Obreros	12	23	35	3.689.514
Empleados	63	20	83	8.749.418
Docentes	142	158	300	31.624.399
TOTAL	**263**	**211**	**474**	**47.930.747**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	88.629.577
4.02	Materiales, suministros y mercancías	12.191.497
4.03	Servicios no personales	14.019.610
4.04	Activos reales	5.689.657
4.07	Transferencias y donaciones	60.042.103
	TOTAL	**180.572.444**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**180.572.444**
INGRESOS CORRIENTES ORDINARIOS	180.572.444
TRANSFERENCIAS CORRIENTES	180.572.444
Transferencias corrientes del sector público	180.572.444
Transferencias corrientes internas recibidas del sector público	180.572.444
De la República	180.572.444
Recursos Ordinarios	147.158.914
Gestión Fiscal	33.413.530
1.2 GASTOS CORRIENTES	**174.882.787**
GASTOS DE CONSUMO	114.840.684
Remuneraciones	88.629.577
Sueldos, salarios y otras retribuciones	22.649.950
Beneficios y complementos de sueldos y salarios	30.090.660
Aportes patronales	4.154.789
Prestaciones sociales y otras indemnizaciones	8.223.148
Asistencia socioeconómica	11.812.030
Otros gastos de personal	11.699.000
Compra de bienes y servicios	23.337.322
Bienes de consumo	12.191.497
Servicios no personales	11.145.825
Impuestos indirectos	2.873.785
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.042.103
Al sector privado	57.792.997
Transferencias corrientes al sector privado	56.792.997
Directas a personas	55.694.747
Pensiones y otros beneficios asociados	3.867.416
Jubilaciones y otros beneficios asociados	44.063.331
Otras transferencias directas a personas	7.764.000
A instituciones sin fines de lucro	1.098.250
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	2.249.106
Transferencias corrientes al sector público	2.249.106
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	2.249.106
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.689.657**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.689.657**
RECURSOS PROPIOS DE CAPITAL	5.689.657
Ahorro/ Desahorro en cuenta corriente	5.689.657
2.2 GASTOS DE CAPITAL	**5.689.657**
INVERSIÓN REAL DIRECTA	5.689.657
Formación bruta de capital fijo	5.689.657
Maquinaria, equipos y otros bienes muebles	4.789.657
Construcciones de bienes de dominio privado	600.000
Construcciones de bienes de dominio público	300.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0008

Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"

COLEGIO UNIVERSITARIO "PROFESOR JOSÉ LORENZO PÉREZ RODRÍGUEZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez" dirige su política de gasto, hacia la satisfacción de los aspectos sociales que le son pertinentes, de acuerdo a su filosofía de gestión institucional, orientado hacia la eficiencia, la equidad y la productividad, mediante el desarrollo de las funciones de docencia, investigación y extensión.

Su Misión es la formación profesional, ética y humanística de Técnicos Superiores Universitarios en las menciones de: Educación Especial, Administración y Turismo, capaces de afrontar con éxito los requerimientos del entorno.

La Visión del Colegio, es ser una institución de educación superior caracterizada por la investigación e innovación, generadora de conocimientos y cambios en las áreas humanísticas, científicas y técnicas.

En lo que respecta al área académica, actualmente la institución dicta los programas Nacionales de Formación en las áreas de Administración y Educación, así como las carreras cortas de Administración de Personal, Educación Especial, Turismo y Publicidad y Mercadeo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**69.723.553**
INGRESOS CORRIENTES ORDINARIOS	69.723.553
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	152.000
Venta de otros bienes y servicios	152.000
INGRESOS DE LA PROPIEDAD	20.000
Intereses	20.000
Intereses internos	20.000
Intereses por depósitos	20.000
TRANSFERENCIAS CORRIENTES	69.551.553
Transferencias corrientes del sector público	69.551.553
Transferencias corrientes internas recibidas del sector público	69.551.553
De la República	69.551.553
FUENTES DE FINANCIAMIENTO	**8.340.567**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.340.567
Disminución de otros activos financieros	8.340.567
Disminución de disponibilidades	8.340.567
Disminución de bancos	8.340.567
TOTAL RECURSOS	**78.064.120**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**69.775.968**
GASTOS DE CONSUMO	58.325.291
Remuneraciones	43.998.632
Sueldos, salarios y otras retribuciones	13.614.273
Beneficios y complementos de sueldos y salarios	17.130.488
Aportes patronales	3.044.793
Prestaciones sociales y otras indemnizaciones	4.305.803
Asistencia socioeconómica	5.903.275
Compra de bienes y servicios	12.100.011
Bienes de consumo	3.832.678
Servicios no personales	8.267.333
Impuestos indirectos	2.226.648
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.450.677
Al sector privado	10.929.040
Transferencias corrientes al sector privado	9.849.040
Directas a personas	9.377.990
Pensiones y otros beneficios asociados	657.559
Jubilaciones y otros beneficios asociados	5.120.431
Otras transferencias directas a personas	3.600.000
A instituciones sin fines de lucro	471.050
Donaciones corrientes al sector privado	1.080.000
Donaciones a personas	1.080.000
Al sector público	521.637
Transferencias corrientes al sector público	521.637
A los entes descentralizados sin fines empresariales para sus gastos	521.637
GASTOS DE CAPITAL	**6.458.944**
INVERSIÓN REAL DIRECTA	6.458.944
Formación bruta de capital fijo	6.263.944
Maquinaria, equipos y otros bienes muebles	5.263.944
Construcciones de bienes de dominio público	1.000.000
Bienes intangibles	195.000
APLICACIONES FINANCIERAS	**1.829.208**
DISMINUCIÓN DE PASIVOS	1.829.208
Disminución de cuentas y efectos por pagar	500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	150.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	250.000
Disminución de otros pasivos	1.329.208
Disminución de otros pasivos a corto plazo	1.329.208
TOTAL GASTOS	**78.064.120**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121885	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matricula			4.657	300.000	16.231.400			16.531.400
122373	Formación de Estudiantes en Carreras	matricula			4.657	300.000	1.853.781			2.153.781
122553	Formación en Post Grado o Estudios Avanzados	matricula			205	209.216	1.135.928			1.345.144
122625	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			4.300	1.418.944	13.115.625			14.534.569
122638	Investigación, Innovación y Gestión del Conocimiento	investigación			87	45.000	815.177			860.177
122657	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			6.000	2.000.000	16.109.888			18.109.888
122737	Intercambio y Gestión del Conocimiento con la Sociedad	comunidad			4.657	1.114.407	742.621			1.857.028
122798	Sistema de recursos para la formación e intercambio académico	usuario	1.440	960	2.400	675.000	187.400			862.400
	TOTAL					**6.062.567**	**50.191.820**			**56.254.387**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		10.234.041			10.234.041
02	Gestión administrativa	2.450.000	3.347.702			5.797.702
03	Previsión y protección social		5.777.990			5.777.990
	TOTAL	**2.450.000**	**19.359.733**			**21.809.733**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**114**	**79**	**22**	**215**	**7.964.544**	**173.138**	**8.137.682**
Directivo	1			1	70.968		70.968
Profesional y Técnico	19	7	11	37	974.784		974.784
Personal Administrativo	18	4	2	24	589.824	46.694	636.518
Personal Docente	44	36		80	4.378.500	126.444	4.504.944
Obrero	32	32	9	73	1.950.468		1.950.468
Personal Fijo a Tiempo Parcial	**7**	**5**		**12**	**253.476**	**7.083**	**260.559**
Personal Docente	5	4		9	214.128		214.128
Personal Médico	2	1		3	39.348	7.083	46.431
Personal Contratado	**83**	**66**		**149**	**3.545.632**		**3.545.632**
Directivo	1			1	48.180		48.180
Profesional y Técnico	7	2		9	235.980		235.980
Personal Administrativo	19	2		21	516.096		516.096
Personal Docente	50	57		107	2.452.512		2.452.512
Obrero	6	5		11	292.864		292.864
TOTAL	**204**	**150**	**22**	**376**	**11.763.652**	**180.221**	**11.943.873**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**5**	**4**	**9**	**657.559**
Empleados	1	1	2	108.945
Docentes	4	3	7	548.614
Jubilados	**34**	**18**	**52**	**5.120.431**
Obreros	2	3	5	290.509
Empleados	2	3	5	404.506
Docentes	30	12	42	4.425.416
TOTAL	**39**	**22**	**61**	**5.777.990**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	43.998.632
4.02	Materiales, suministros y mercancías	3.832.678
4.03	Servicios no personales	10.493.981
4.04	Activos reales	6.458.944
4.07	Transferencias y donaciones	11.450.677
4.11	Disminución de pasivos	1.829.208
	TOTAL	**78.064.120**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**69.723.553**
INGRESOS CORRIENTES ORDINARIOS	69.723.553
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	152.000
Venta de otros bienes y servicios	152.000
INGRESOS DE LA PROPIEDAD	20.000
Intereses	20.000
Intereses internos	20.000
Intereses por depósitos	20.000
TRANSFERENCIAS CORRIENTES	69.551.553
Transferencias corrientes del sector público	69.551.553
Transferencias corrientes internas recibidas del sector público	69.551.553
De la República	69.551.553
Recursos Ordinarios	56.681.595
Gestión Fiscal	12.869.958
1.2 GASTOS CORRIENTES	**69.775.968**
GASTOS DE CONSUMO	58.325.291
Remuneraciones	43.998.632
Sueldos, salarios y otras retribuciones	13.614.273
Beneficios y complementos de sueldos y salarios	17.130.488
Aportes patronales	3.044.793
Prestaciones sociales y otras indemnizaciones	4.305.803
Asistencia socioeconómica	5.903.275
Compra de bienes y servicios	12.100.011
Bienes de consumo	3.832.678
Servicios no personales	8.267.333
Impuestos indirectos	2.226.648
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.450.677
Al sector privado	10.929.040
Transferencias corrientes al sector privado	9.849.040
Directas a personas	9.377.990

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Pensiones y otros beneficios asociados	657.559
Jubilaciones y otros beneficios asociados	5.120.431
Otras transferencias directas a personas	3.600.000
A instituciones sin fines de lucro	471.050
Donaciones corrientes al sector privado	1.080.000
Donaciones a personas	1.080.000
Al sector público	521.637
Transferencias corrientes al sector público	521.637
A los entes descentralizados sin fines empresariales para sus gastos	521.637
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(52.415)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(52.415)**
RECURSOS PROPIOS DE CAPITAL	(52.415)
Ahorro/ Desahorro en cuenta corriente	(52.415)
2.2 GASTOS DE CAPITAL	**6.458.944**
INVERSIÓN REAL DIRECTA	6.458.944
Formación bruta de capital fijo	6.263.944
Maquinaria, equipos y otros bienes muebles	5.263.944
Construcciones de bienes de dominio público	1.000.000
Bienes intangibles	195.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(6.511.359)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**8.340.567**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.340.567
Disminución de otros activos financieros	8.340.567
Disminución de disponibilidades	8.340.567
Disminución de bancos	8.340.567

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**8.340.567**
DISMINUCIÓN DE PASIVOS	1.829.208
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	150.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	250.000
Disminución de otros pasivos	1.329.208
Disminución de otros pasivos a corto plazo	1.329.208
DÉFICIT FINANCIERO	6.511.359

A0009

Colegio Universitario de Los Teques Cecilio Acosta "CULTCA"

COLEGIO UNIVERSITARIO DE LOS TEQUES CECILIO ACOSTA "CULTCA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Colegio Universitario de Los Teques "Cecilio Acosta", desarrolla el proceso de transición hacia la Universidad Politécnica Territorial de Los Altos Mirandinos "Cecilio Acosta", una vez cumplidos los requisitos exigidos por el Ministerio del Poder Popular para la Educación Universitaria en el marco de la Misión Alma Mater.

Actualmente atiende las demandas de formación de profesionales a nivel de Técnicos Superiores del Estado Miranda, con la oferta de carreras en el área de Salud: Enfermería, Fisioterapia, Terapia Ocupacional y Entrenamiento Deportivo y en Educación: Educación Preescolar.

En las instalaciones se atienden varios programas de Misión Sucre, tales como: Programa Nacional en Enfermería, Medicina Integral Comunitaria, Informática, Administración, Actividad Física y Salud, entre otras carreras, las cuales se irán incorporando paulatinamente a las Universidades Territoriales.

La oferta de Postgrado está conformada por un Programa de Formación, a nivel de Especialización en Gestión del Talento Humano en las Organizaciones, ofertada a Técnicos Superiores Universitarios y Licenciados en Administración; 3 maestrías que se están desarrollando actualmente en Ingeniería en Informática, Dirección Científica y Sociología y Desarrollo Humano, teniendo previsto el inicio de las maestrías en Física, Matemática, Química y Biología. Se tiene prevista la incorporación de maestrías en Agroalimentaria, Turismo y Salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**152.453.569**
INGRESOS CORRIENTES ORDINARIOS	152.453.569
TRANSFERENCIAS CORRIENTES	151.477.534
Transferencias corrientes del sector público	151.477.534
Transferencias corrientes internas recibidas del sector público	151.477.534
De la República	151.477.534
OTROS INGRESOS	976.035
Otros ingresos ordinarios	976.035
FUENTES DE FINANCIAMIENTO	**13.872.980**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	13.872.980
Disminución de otros activos financieros	13.872.980
Disminución de disponibilidades	13.872.980
Disminución de bancos	13.872.980
TOTAL RECURSOS	**166.326.549**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**163.093.816**
GASTOS DE CONSUMO	120.424.626
Remuneraciones	92.635.388
Sueldos, salarios y otras retribuciones	28.379.336
Beneficios y complementos de sueldos y salarios	29.147.921
Aportes patronales	6.226.077
Prestaciones sociales y otras indemnizaciones	5.931.786
Asistencia socioeconómica	14.430.268
Otros gastos de personal	8.520.000
Compra de bienes y servicios	27.789.238
Bienes de consumo	6.507.260
Servicios no personales	21.281.978
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.669.190
Al sector privado	41.533.108
Transferencias corrientes al sector privado	41.413.108
Directas a personas	40.975.180
Pensiones y otros beneficios asociados	4.364.144
Jubilaciones y otros beneficios asociados	31.703.036
Otras transferencias directas a personas	4.908.000
A instituciones sin fines de lucro	410.648
A empresas privadas	27.280
Donaciones corrientes al sector privado	120.000
Donaciones a personas	120.000
Al sector público	1.136.082
Transferencias corrientes al sector público	1.136.082
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.136.082
GASTOS DE CAPITAL	**3.232.733**
INVERSIÓN REAL DIRECTA	3.232.733
Formación bruta de capital fijo	3.232.733
Maquinaria, equipos y otros bienes muebles	3.232.733
TOTAL GASTOS	**166.326.549**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121775	Formación en Post Grado o estudios avanzados	matricula			80	10.080	149.785			159.865
121809	Investigación, innovación y gestión del conocimiento	investigación			5	86.240	117.607			203.847
121871	Sistema de recursos para la formación e intercambio académico	usuario	5.350	2.450	7.800	418.096	2.463.950			2.882.046
121959	Sistema de Apoyo al Desarrollo Estudiantil	usuario	5.350	2.450	7.800	8.693.548	21.512.283			30.205.831
122003	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			38.485	3.119.939	5.537.115			8.657.054
122083	Intercambio y Gestión del Conocimiento con la Sociedad	atención			9.014	34.720	839.375			874.095
122167	Territorialización y Municipalización de la educación universitaria	matricula			4.250	142.802	60.691			203.493
122755	Formación de estudiantes a través de Programas Nacionales de Formación (PNF)	matricula			5.700	97.440	15.935.637			16.033.077
122788	Formación de estudiantes en carreras	matricula			2.100	91.840	4.758.666			4.850.506
	TOTAL					**12.694.705**	**51.375.109**			**64.069.814**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	101.317	61.495.625			61.596.942
02	Gestión administrativa	2.052.993	2.539.620			4.592.613
03	Previsión y protección social		36.067.180			36.067.180
	TOTAL	**2.154.310**	**100.102.425**			**102.256.735**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**203**	**176**	**98**	**477**	**15.099.273**	**28.032**	**15.127.305**
Directivo		3		3	199.944		199.944
Profesional y Técnico	46	6	39	91	2.452.032	26.280	2.478.312
Personal Administrativo	17	1	40	58	1.249.931	1.752	1.251.683
Personal Docente	76	55		131	6.674.868		6.674.868
Obrero	64	111	19	194	4.522.498		4.522.498
Personal Fijo a Tiempo Parcial	**43**	**31**		**74**	**1.773.120**		**1.773.120**
Personal Administrativo		1		1	11.556		11.556
Personal Docente	43	30		73	1.761.564		1.761.564
Personal Contratado	**231**	**148**		**379**	**10.163.207**		**10.163.207**
Profesional y Técnico	64	25		89	2.652.702		2.652.702
Personal Administrativo	33	10		43	894.708		894.708
Personal Docente	124	74		198	5.529.384		5.529.384
Obrero	10	39		49	1.086.413		1.086.413
TOTAL	**477**	**355**	**98**	**930**	**27.035.600**	**28.032**	**27.063.632**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**31**	**18**	**49**	**4.364.144**
Obreros	2	1	3	546.559
Empleados	5	1	6	1.058.101
Docentes	24	16	40	2.759.484
Jubilados	**180**	**153**	**333**	**31.703.036**
Obreros	42	29	71	4.749.603
Empleados	58	20	78	7.461.056
Docentes	80	104	184	19.492.377
TOTAL	**211**	**171**	**382**	**36.067.180**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	92.635.388
4.02	Materiales, suministros y mercancías	6.507.260
4.03	Servicios no personales	21.281.978
4.04	Activos reales	3.232.733
4.07	Transferencias y donaciones	42.669.190
	TOTAL	**166.326.549**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**152.453.569**
INGRESOS CORRIENTES ORDINARIOS	152.453.569
TRANSFERENCIAS CORRIENTES	151.477.534
Transferencias corrientes del sector público	151.477.534
Transferencias corrientes internas recibidas del sector público	151.477.534
De la República	151.477.534
Recursos Ordinarios	123.447.796
Gestión Fiscal	28.029.738
OTROS INGRESOS	976.035
Otros ingresos ordinarios	976.035
1.2 GASTOS CORRIENTES	**163.093.816**
GASTOS DE CONSUMO	120.424.626
Remuneraciones	92.635.388
Sueldos, salarios y otras retribuciones	28.379.336
Beneficios y complementos de sueldos y salarios	29.147.921
Aportes patronales	6.226.077
Prestaciones sociales y otras indemnizaciones	5.931.786
Asistencia socioeconómica	14.430.268
Otros gastos de personal	8.520.000
Compra de bienes y servicios	27.789.238
Bienes de consumo	6.507.260
Servicios no personales	21.281.978
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.669.190
Al sector privado	41.533.108
Transferencias corrientes al sector privado	41.413.108
Directas a personas	40.975.180
Pensiones y otros beneficios asociados	4.364.144
Jubilaciones y otros beneficios asociados	31.703.036
Otras transferencias directas a personas	4.908.000
A instituciones sin fines de lucro	410.648
A empresas privadas	27.280
Donaciones corrientes al sector privado	120.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones a personas	120.000
Al sector público	1.136.082
Transferencias corrientes al sector público	1.136.082
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.136.082
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(10.640.247)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(10.640.247)**
RECURSOS PROPIOS DE CAPITAL	(10.640.247)
Ahorro/ Desahorro en cuenta corriente	(10.640.247)
2.2 GASTOS DE CAPITAL	**3.232.733**
INVERSIÓN REAL DIRECTA	3.232.733
Formación bruta de capital fijo	3.232.733
Maquinaria, equipos y otros bienes muebles	3.232.733
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(13.872.980)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**13.872.980**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	13.872.980
Disminución de otros activos financieros	13.872.980
Disminución de disponibilidades	13.872.980
Disminución de bancos	13.872.980
3.2 APLICACIONES FINANCIERAS	**13.872.980**
DÉFICIT FINANCIERO	13.872.980

A0011

Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)

SERVICIO AUTÓNOMO OFICINAS TÉCNICAS DEL CONSEJO NACIONAL DE UNIVERSIDADES (CNU)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU), fue creado por la Junta Revolucionaria de Gobierno de los Estados Unidos de Venezuela, mediante Decreto N°. 408, publicado en la Gaceta Oficial de los Estados Unidos de Venezuela N°. 22.123, de fecha 28 de septiembre de 1946.

Para mantener la unidad pedagógica, cultural y científica de las Universidades Nacionales, funcionará un Consejo Nacional de Universidades que estará constituido por un delegado de los profesores y un delegado de los estudiantes de cada universidad, elegido por votación directa y secreta en los sectores respectivos; por los rectores de las Universidades y por el Ministro de Educación, quien lo preside.

El CNU cuenta con la asesoría técnica del Secretariado Permanente, Consejo Consultivo Nacional de Postgrado y de la Oficina de Planificación del Sector Universitario, las cuales están enlazadas con el resto de los organismos de planificación educativa.

Para el ejercicio fiscal 2014 el CNU desarrollará los siguientes proyectos en apoyo a la planificación educativa:

- Adecuación del Consejo Nacional de Universidades a los paradigmas del Estado docente en el subsistema de educación universitaria.

- Gestión de la Planta Física de las Instituciones de Educación Universitaria.

- Desarrollo de mecanismos de inclusión para el ingreso a la educación universitaria, con equidad y pertinencia social.

- Fortalecimiento de los mecanismos de inclusión que favorezcan el ingreso y la prosecución a la educación.

- Socialización y divulgación de la información y la investigación del sector de educación universitaria.

Los citados proyectos conformarán el Plan Institucional para operativizar las políticas emanadas del Ministerio del Poder Popular para la Educación Universitaria, para la consecución de los siguientes logros enmarcados en el proceso de transformación universitaria:

- Apoyar el desarrollo y ejecución de propuestas innovadoras, a fin de garantizar la inclusión y la universalización de la educación universitaria.

- Orientar la selección efectiva de carreras o Programas Nacionales de Formación (PNF).

- Cuantificar y registrar la población aspirante y asignación a la educación universitaria, con apoyo a los estratos más desasistidos de la población asignada.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**5.957.675.742**
INGRESOS CORRIENTES EXTRAORDINARIOS	5.957.675.742
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.957.675.742
Donaciones corrientes internas recibidas del sector público	5.957.675.742
De la República	5.957.675.742
FUENTES DE FINANCIAMIENTO	**1.000.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.000.000.000
Disminución de otros activos financieros	1.000.000.000
Disminución de disponibilidades	1.000.000.000
Disminución de bancos	1.000.000.000
TOTAL RECURSOS	**6.957.675.742**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**6.930.337.927**
GASTOS DE CONSUMO	630.760.250
Remuneraciones	509.133.791
Sueldos, salarios y otras retribuciones	36.652.962
Beneficios y complementos de sueldos y salarios	320.358.671
Aportes patronales	12.332.686
Prestaciones sociales y otras indemnizaciones	71.796.322
Asistencia socioeconómica	67.993.150
Compra de bienes y servicios	107.560.565
Bienes de consumo	49.264.318
Servicios no personales	58.296.247
Impuestos indirectos	14.065.894
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.299.577.677
Al sector privado	15.372.522
Transferencias corrientes al sector privado	15.372.522
Directas a personas	15.372.522
Pensiones y otros beneficios asociados	2.147.368
Jubilaciones y otros beneficios asociados	13.225.154
Al sector público	6.284.205.155
Transferencias corrientes al sector público	6.284.205.155
A los entes descentralizados sin fines empresariales para sus gastos	6.284.205.155
GASTOS DE CAPITAL	**27.337.815**
INVERSIÓN REAL DIRECTA	27.337.815
Formación bruta de capital fijo	27.130.116
Maquinaria, equipos y otros bienes muebles	27.130.116
Bienes intangibles	207.699
TOTAL GASTOS	**6.957.675.742**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
121217	Adecuación del Consejo Nacional de Universidades a los paradigmas del estado docente en el subsistema de educación universitaria.	resolución			595		28.205.932			28.205.932
121658	Gestión de la Planta Física de las Instituciones de Educación Universitaria	acondicionamiento			86		160.162.531			160.162.531
121907	Desarrollo de mecanismos de inclusión para el ingreso a la educación universitaria, con equidad y pertinencia social	persona			437.578		75.835.068			75.835.068
122221	Programa de Fomento de la Educación Universitaria para el desarrollo de recursos educativos remotos	institución			3		22.478.675			22.478.675
122280	Fomento para la transformación de las Instituciones de Educación Universitaria	transferencia			50	1.000.000.000	5.149.302.152			6.149.302.152
123077	Socialización y divulgación de la información y la investigación del sector de educación universitaria.	publicación			7		6.183.654			6.183.654
	TOTAL					**1.000.000.000**	**5.442.168.012**			**6.442.168.012**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		386.056.916			386.056.916
02	Gestión administrativa		111.578.292			111.578.292
03	Previsión y protección social		15.372.522			15.372.522
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		2.500.000			2.500.000
	TOTAL		**515.507.730**			**515.507.730**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**331**	**255**	**83**	**669**	**27.756.354**	**1.793.876**	**29.550.230**
Alto Nivel y de Dirección	1	2	37	40	1.543.288	50.860	1.594.148
Profesional y Técnico	219	106	15	340	12.477.784	1.386.828	13.864.612
Personal Administrativo	81	39	6	126	4.446.740	356.188	4.802.928
Obrero	30	108	25	163	9.288.542		9.288.542
Personal Contratado	**108**	**76**		**184**	**7.683.528**		**7.683.528**
Profesional y Técnico	68	34		102	4.221.840		4.221.840
Personal Administrativo	33	10		43	1.281.252		1.281.252
Obrero	7	32		39	2.180.436		2.180.436
TOTAL	**439**	**331**	**83**	**853**	**35.439.882**	**1.793.876**	**37.233.758**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**10**	**3**	**13**	**2.147.368**
Obreros	2	1	3	620.028
Empleados	8	2	10	1.527.340
Jubilados	**44**	**20**	**64**	**13.225.154**
. Obreros	2	4	6	1.137.545
Empleados	42	16	58	12.087.609
TOTAL	**54**	**23**	**77**	**15.372.522**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	509.133.791
4.02	Materiales, suministros y mercancías	49.264.318
4.03	Servicios no personales	72.362.141
4.04	Activos reales	27.337.815
4.07	Transferencias y donaciones	6.299.577.677
	TOTAL	**6.957.675.742**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.957.675.742**
INGRESOS CORRIENTES EXTRAORDINARIOS	5.957.675.742
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.957.675.742
Donaciones corrientes internas recibidas del sector público	5.957.675.742
De la República	5.957.675.742
Recursos Ordinarios	5.957.675.742
1.2 GASTOS CORRIENTES	**6.930.337.927**
GASTOS DE CONSUMO	630.760.250
Remuneraciones	509.133.791
Sueldos, salarios y otras retribuciones	36.652.962
Beneficios y complementos de sueldos y salarios	320.358.671
Aportes patronales	12.332.686
Prestaciones sociales y otras indemnizaciones	71.796.322
Asistencia socioeconómica	67.993.150
Compra de bienes y servicios	107.560.565
Bienes de consumo	49.264.318
Servicios no personales	58.296.247
Impuestos indirectos	14.065.894
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.299.577.677
Al sector privado	15.372.522
Transferencias corrientes al sector privado	15.372.522
Directas a personas	15.372.522
Pensiones y otros beneficios asociados	2.147.368
Jubilaciones y otros beneficios asociados	13.225.154
Al sector público	6.284.205.155
Transferencias corrientes al sector público	6.284.205.155
A los entes descentralizados sin fines empresariales para sus gastos	6.284.205.155
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(972.662.185)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(972.662.185)**
RECURSOS PROPIOS DE CAPITAL	(972.662.185)
Ahorro/ Desahorro en cuenta corriente	(972.662.185)
2.2 GASTOS DE CAPITAL	**27.337.815**
INVERSIÓN REAL DIRECTA	27.337.815
Formación bruta de capital fijo	27.130.116
Maquinaria, equipos y otros bienes muebles	27.130.116
Bienes intangibles	207.699
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.000.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.000.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.000.000.000
Disminución de otros activos financieros	1.000.000.000
Disminución de disponibilidades	1.000.000.000
Disminución de bancos	1.000.000.000
3.2 APLICACIONES FINANCIERAS	**1.000.000.000**
DÉFICIT FINANCIERO	1.000.000.000

A0028

Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA "DR. FEDERICO RIVERO PALACIO", REGIÓN CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio" Región Capital , se crea el 06 de enero de 1971, constituyéndose como la primera institución en su género en el país, con el propósito de responder a la urgente necesidad de formar recursos humanos a nivel universitario, con sólida preparación teórica y técnica, que actuarán como profesionales a nivel superior. También le corresponde el rol como ente multiplicador en el proceso productivo, planteando un verdadero reto al sistema de educación superior venezolano, tomando como base el modelo de instituto tecnológico francés y adaptándolo a la realidad venezolana, iniciando sus actividades como Centro piloto del Proyecto del Sistema IUT del País.

Cabe destacar, que los laboratorios, talleres y planta piloto existentes, cuentan con herramientas vitales para impartir el componente práctico que exige los currículos de los Programas Nacionales de Formación (PNF) y para potenciar los proyectos de investigación, postgrado y extensión. No obstante, como la mayoría de estos equipos ha sobrepasado su vida útil, las Autoridades y la Gerencia Institucional tienen la responsabilidad de formular políticas, planes de desarrollo y proyectos integrales, en el corto y mediano plazo, que permitan actualizar y modernizar la infraestructura existente e incrementar la dotación de equipos que, resultan imprescindibles para posibilitar el incremento matricular, las nuevas opciones de estudios, diversifica la oferta de la enseñanza y obtener una tecnología de avanzada que garantice la excelencia de la enseñanza con efectividad, liderazgo y compromiso con la sociedad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**158.185.916**
INGRESOS CORRIENTES ORDINARIOS	158.185.916
TRANSFERENCIAS CORRIENTES	158.185.916
Transferencias corrientes del sector público	158.185.916
Transferencias corrientes internas recibidas del sector público	158.185.916
De la República	158.185.916
TOTAL RECURSOS	**158.185.916**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**158.185.916**
GASTOS DE CONSUMO	111.940.980
Remuneraciones	78.397.545
Sueldos, salarios y otras retribuciones	28.657.804
Beneficios y complementos de sueldos y salarios	340.605
Aportes patronales	4.869.960
Prestaciones sociales y otras indemnizaciones	3.564.036
Asistencia socioeconómica	14.958.806
Otros gastos de personal	26.006.334
Compra de bienes y servicios	33.543.435
Bienes de consumo	9.345.493
Servicios no personales	24.197.942
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.244.936
Al sector privado	46.244.936
Transferencias corrientes al sector privado	46.244.936
Directas a personas	44.988.541
Pensiones y otros beneficios asociados	2.171.539
Jubilaciones y otros beneficios asociados	35.571.394
Otras transferencias directas a personas	7.245.608
A instituciones sin fines de lucro	1.186.395
A empresas privadas	70.000
TOTAL GASTOS	**158.185.916**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122254	Formación de Estudiantes en los Programas Nacionales de Formación	matricula			4.500		43.259.360			43.259.360
122275	Formación de Estudiantes en Carreras	matricula			100		649.388			649.388
122286	Investigación, innovación y gestión del conocimiento	proyecto de investigación			40		131.469			131.469
122287	Sistema de Recursos para la Formación e Intercambio Académico	usuario			4.600		1.546.650			1.546.650
122289	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			4.600		30.837.987			30.837.987
122295	Intercambio y Gestión del conocimiento con la sociedad	persona			4.600		4.262.963			4.262.963
122348	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			62.000		18.956.324			18.956.324
122351	Territorialización y Municipalización de la educación universitaria	proyecto de investigación			10		4.793.177			4.793.177
122354	Formación en Postgrado o Estudios Avanzados	matricula			200		114.110			114.110
	TOTAL						104.551.428			104.551.428

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.553.973			13.553.973
02	Gestión administrativa		2.337.583			2.337.583
03	Previsión y protección social		37.742.932			37.742.932
	TOTAL		**53.634.488**			**53.634.488**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**214**	**209**		**423**	**15.895.314**	**340.605**	**16.235.919**
Directivo	1			1		12.156	12.156
Personal Administrativo	80	30		110	2.358.862		2.358.862
Personal Docente	91	101		192	10.685.772	328.449	11.014.221
Obrero	42	78		120	2.850.680		2.850.680
Personal Contratado	**108**	**154**		**262**	**9.882.491**		**9.882.491**
Personal Administrativo	46	31		77	2.108.722		2.108.722
Personal Docente	61	120		181	7.675.488		7.675.488
Obrero	1	3		4	98.281		98.281
TOTAL	**322**	**363**		**685**	**25.777.805**	**340.605**	**26.118.410**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**25**	**14**	**39**	**2.171.539**
Obreros	5	6	11	524.353
Empleados	6	3	9	405.559
Docentes	14	5	19	1.241.627
Jubilados	**119**	**159**	**278**	**35.571.394**
Obreros	16	18	34	1.777.456
Empleados	12	53	65	6.987.130
Docentes	91	88	179	26.806.808
TOTAL	**144**	**173**	**317**	**37.742.933**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	78.397.545
4.02	Materiales, suministros y mercancías	9.345.493
4.03	Servicios no personales	24.197.942
4.07	Transferencias y donaciones	46.244.936
	TOTAL	**158.185.916**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**158.185.916**
INGRESOS CORRIENTES ORDINARIOS	158.185.916
TRANSFERENCIAS CORRIENTES	158.185.916
Transferencias corrientes del sector público	158.185.916
Transferencias corrientes internas recibidas del sector público	158.185.916
De la República	158.185.916
Recursos Ordinarios	128.914.843
Gestión Fiscal	29.271.073
1.2 GASTOS CORRIENTES	**158.185.916**
GASTOS DE CONSUMO	111.940.980
Remuneraciones	78.397.545
Sueldos, salarios y otras retribuciones	28.657.804
Beneficios y complementos de sueldos y salarios	340.605
Aportes patronales	4.869.960
Prestaciones sociales y otras indemnizaciones	3.564.036
Asistencia socioeconómica	14.958.806
Otros gastos de personal	26.006.334
Compra de bienes y servicios	33.543.435
Bienes de consumo	9.345.493
Servicios no personales	24.197.942
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.244.936
Al sector privado	46.244.936
Transferencias corrientes al sector privado	46.244.936
Directas a personas	44.988.541
Pensiones y otros beneficios asociados	2.171.539
Jubilaciones y otros beneficios asociados	35.571.394
Otras transferencias directas a personas	7.245.608
A instituciones sin fines de lucro	1.186.395
A empresas privadas	70.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0029

Instituto Universitario de Tecnología Alonso Gamero, Coro

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO, CORO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología Alonso Gamero, es un ente público con sólidos principios, valores éticos y morales, orientado a la docencia, investigación, extensión y producción. Formador de Profesionales Universitarios proactivos, de excelente calidad técnica y humana. Contribuyendo con su recurso humano al desarrollo armónico del país, en concordancia con los avances científicos, tecnológicos y sociales.

Su visión es, ser un Instituto Universitario de reconocido prestigio académico en constante innovación, vinculado al desarrollo integral del país. Teniendo como norte la calidad humana y técnica de su personal y egresados.

Valores Institucionales:

- Integridad: Apego estricto a la honestidad y a la ética como normas de conducta personal y profesional, manifestada en todas las acciones.

- Lealtad: Solidaridad con la Institución, con los compañeros de trabajo y estudiantes, demostrada a través de una actitud de apoyo y respeto mutuo.

- Excelencia: El logro del más alto grado de calidad y profesionalismo, estimulando la creatividad, la innovación, la iniciativa y espíritu de progreso; asegurando el mejoramiento continuo de la comunidad agroindustrial.

- Disciplina: Expresada en el cumplimiento de los deberes, normas y reglas establecidas por la Institución en forma metódica, así como el respeto a los compromisos adquiridos. Orientando las ideas y acciones en forma organizada y estructurada para contribuir al logro de la excelencia.

- Respeto: A la dignidad de las personas, manifestándose en el trato cordial, respeto a las ideas y opiniones, la cooperación y el desarrollo potencial de los miembros de la comunidad agroindustrial.

- Responsabilidad: Reflejada por sus trabajadores al cumplir eficientemente su labor, con actitudes y acciones que lo califiquen como ser humano ejemplar, un buen ciudadano y excelente profesional, teniendo como objetivo primordial el desarrollo y mejoramiento continuo de la Institución a través del trabajo en equipo, con mística, respeto, disciplina, constancia, honestidad y con alto sentido de pertenencia institucional.

- Pertinencia: Planteamiento de respuestas oportunas y adecuadas a las necesidades detectadas en nuestra Institución y su entorno.

- Mística: Dedicación al trabajo con empeño y vocación de servicio, demostrada por todos sus trabajadores.

- Calidad: De servicio como una constante a los estudiantes, profesores, empleados, obreros y a la comunidad regional y nacional.

- Equidad: Justicia en todas las acciones, atribuyendo a cada uno de los miembros de la comunidad agroindustrial, todo a lo que tiene derecho.

- Honestidad: Transparencia en la gestión, en los actos académicos, administrativos y en las acciones de todos sus trabajadores.

- Pluralidad: Aceptación y respeto a la diversidad de opiniones y tendencias de los miembros de su comunidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**169.204.025**
INGRESOS CORRIENTES ORDINARIOS	169.204.025
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	169.004.025
Transferencias corrientes del sector público	169.004.025
Transferencias corrientes internas recibidas del sector público	169.004.025
De la República	169.004.025
TOTAL RECURSOS	**169.204.025**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**162.877.761**
GASTOS DE CONSUMO	118.174.097
Remuneraciones	93.850.315
Sueldos, salarios y otras retribuciones	31.220.289
Beneficios y complementos de sueldos y salarios	31.715.243
Aportes patronales	4.562.658
Prestaciones sociales y otras indemnizaciones	13.686.465
Asistencia socioeconómica	11.862.945
Otros gastos de personal	802.715
Compra de bienes y servicios	24.323.782
Bienes de consumo	12.472.241
Servicios no personales	11.851.541
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.703.664
Al sector privado	44.703.664
Transferencias corrientes al sector privado	44.703.664
Directas a personas	44.703.664
Pensiones y otros beneficios asociados	4.850.590
Jubilaciones y otros beneficios asociados	34.690.344
Otras transferencias directas a personas	5.162.730
GASTOS DE CAPITAL	**6.326.264**
INVERSIÓN REAL DIRECTA	6.326.264
Formación bruta de capital fijo	6.076.264
Maquinaria, equipos y otros bienes muebles	6.076.264
Bienes intangibles	250.000
TOTAL GASTOS	**169.204.025**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121350	Formación de Postgrado o Estudios Avanzados	matricula			230	150.000				150.000
121426	Investigación, Innovación y Gestión del Conocimiento	investigación			180		1.447.000			1.447.000
121463	Sistema de Recursos para la Formación e Intercambio Académico	usuario	3.376	4.484	7.860	50.000	6.825.264			6.875.264
121523	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			23.672		8.087.000			8.087.000
121732	Intercambio y Gestión del Conocimiento con la Sociedad	persona			8.000		3.097.200			3.097.200
121845	Desarrollo y Mantenimiento de Infraestructura Física	metro cuadrado			93.804		28.426.315			28.426.315
122056	Territorialización y Municipalización de la Educación Universitaria	plan			1		2.766.000			2.766.000
123260	Programas Nacionales de Formación	matricula			14.521		38.954.993			38.954.993
	TOTAL					200.000	89.603.772			89.803.772

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		36.716.953			36.716.953
02	Gestión administrativa		3.142.366			3.142.366
03	Previsión y protección social		39.540.934			39.540.934
	TOTAL		**79.400.253**			**79.400.253**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**281**	**344**		**625**	**20.851.291**	**491.352**	**21.342.643**
Directivo		2		2	141.936		141.936
Profesional y Técnico	78	46		124	3.255.504	410.789	3.666.293
Personal Administrativo	81	16		97	2.004.984	80.563	2.085.547
Personal Docente	99	132		231	11.435.292		11.435.292
Obrero	23	148		171	4.013.575		4.013.575
Personal Contratado	**163**	**156**		**319**	**9.877.646**		**9.877.646**
Profesional y Técnico	6	1		7	264.260		264.260
Personal Administrativo	73	51		124	3.805.450		3.805.450
Personal Docente	70	78		148	4.605.324		4.605.324
Obrero	14	26		40	1.202.612		1.202.612
TOTAL	**444**	**500**		**944**	**30.728.937**	**491.352**	**31.220.289**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**45**	**39**	**84**	**4.850.590**
Obreros	10	31	41	2.306.798
Empleados	4	1	5	240.260
Docentes	31	7	38	2.303.532
Jubilados	**150**	**244**	**394**	**34.690.344**
Obreros	28	59	87	4.497.196
Empleados	68	29	97	7.395.643
Docentes	54	156	210	22.797.505
TOTAL	**195**	**283**	**478**	**39.540.934**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	93.850.315
4.02	Materiales, suministros y mercancías	12.472.241
4.03	Servicios no personales	11.851.541
4.04	Activos reales	6.326.264
4.07	Transferencias y donaciones	44.703.664
	TOTAL	**169.204.025**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**169.204.025**
INGRESOS CORRIENTES ORDINARIOS	169.204.025
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	169.004.025
Transferencias corrientes del sector público	169.004.025
Transferencias corrientes internas recibidas del sector público	169.004.025
De la República	169.004.025
Recursos Ordinarios	137.731.143
Gestión Fiscal	31.272.882
1.2 GASTOS CORRIENTES	**162.877.761**
GASTOS DE CONSUMO	118.174.097
Remuneraciones	93.850.315
Sueldos, salarios y otras retribuciones	31.220.289
Beneficios y complementos de sueldos y salarios	31.715.243
Aportes patronales	4.562.658
Prestaciones sociales y otras indemnizaciones	13.686.465
Asistencia socioeconómica	11.862.945
Otros gastos de personal	802.715
Compra de bienes y servicios	24.323.782
Bienes de consumo	12.472.241
Servicios no personales	11.851.541
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.703.664
Al sector privado	44.703.664
Transferencias corrientes al sector privado	44.703.664
Directas a personas	44.703.664
Pensiones y otros beneficios asociados	4.850.590
Jubilaciones y otros beneficios asociados	34.690.344
Otras transferencias directas a personas	5.162.730

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.326.264**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.326.264**
RECURSOS PROPIOS DE CAPITAL	6.326.264
Ahorro/ Desahorro en cuenta corriente	6.326.264
2.2 GASTOS DE CAPITAL	**6.326.264**
INVERSIÓN REAL DIRECTA	6.326.264
Formación bruta de capital fijo	6.076.264
Maquinaria, equipos y otros bienes muebles	6.076.264
Bienes intangibles	250.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0030

Instituto Universitario de Tecnología Agroindustrial Región Los Andes

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL REGIÓN LOS ANDES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología Agroindustrial Región Los Andes, es un ente público con sólidos principios, valores éticos y morales, orientado a la docencia, investigación, extensión y producción. Formador de Profesionales Universitarios proactivos, de excelente calidad técnica y humana. Contribuyendo con su recurso humano al desarrollo armónico del país, en concordancia con los avances científicos, tecnológicos y sociales.

Su visión es, ser un Instituto Universitario de reconocido prestigio académico en constante innovación, vinculado al desarrollo integral del país. Teniendo como Norte la calidad humana y técnica de su personal y egresados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**200.629.802**
INGRESOS CORRIENTES ORDINARIOS	200.629.802
TRANSFERENCIAS CORRIENTES	200.629.802
Transferencias corrientes del sector público	200.629.802
Transferencias corrientes internas recibidas del sector público	200.629.802
De la República	200.629.802
FUENTES DE FINANCIAMIENTO	**8.729.003**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.729.003
Disminución de otros activos financieros	8.729.003
Disminución de disponibilidades	8.729.003
Disminución de bancos	8.729.003
TOTAL RECURSOS	**209.358.805**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**200.125.023**
GASTOS DE CONSUMO	143.697.279
Remuneraciones	102.204.390
Sueldos, salarios y otras retribuciones	27.657.039
Beneficios y complementos de sueldos y salarios	32.911.304
Aportes patronales	6.777.504
Prestaciones sociales y otras indemnizaciones	19.616.217
Asistencia socioeconómica	15.242.326
Compra de bienes y servicios	37.120.212
Bienes de consumo	9.593.234
Servicios no personales	27.526.978
Impuestos indirectos	4.372.677
TRANSFERENCIAS Y DONACIONES CORRIENTES	56.427.744
Al sector privado	52.450.708
Transferencias corrientes al sector privado	52.450.708
Directas a personas	50.433.117
Pensiones y otros beneficios asociados	3.904.306
Jubilaciones y otros beneficios asociados	34.101.211
Otras transferencias directas a personas	12.427.600
A instituciones sin fines de lucro	2.017.591
Al sector público	3.977.036
Transferencias corrientes al sector público	3.977.036
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.504.724
A instituciones de protección social para atender beneficios de la seguridad social	2.472.312
GASTOS DE CAPITAL	**9.233.782**
INVERSIÓN REAL DIRECTA	9.233.782
Formación bruta de capital fijo	9.233.782
Maquinaria, equipos y otros bienes muebles	7.025.323
Construcciones de bienes de dominio privado	2.208.459
TOTAL GASTOS	**209.358.805**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121226	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matricula			9.129		43.492.171			43.492.171
121227	Investigación, Innovación y Gestión del Conocimiento	investigación			2		254.633			254.633
121235	Formación en postgrado y estudios avanzados	matricula			186		5.768			5.768
121337	Sistemas de Recursos para la Formación e Intercambio Académico	usuario	18.000	17.000	35.000	1.475.664	2.843.387			4.319.051
121341	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			8.673		34.409.318			34.409.318
121416	Intercambio y Gestión del Conocimiento con la Sociedad	persona			379.088		1.313.100			1.313.100
121499	Desarrollo y mantenimiento de la infraestructura.	imagen			330.619	1.722.993	31.747.064			33.470.057
121568	Territorialización y Municipalización de la Educación Universitaria	plan			3		93.292			93.292
	TOTAL					3.198.657	114.158.733			117.357.390

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.000.000	32.286.117			34.286.117
02	Gestión administrativa	3.530.346	16.179.435			19.709.781
03	Previsión y protección social		38.005.517			38.005.517
	TOTAL	5.530.346	86.471.069			92.001.415

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**199**	**269**	**130**	**598**	**17.127.308**	**131.400**	**17.258.708**
Directivo		3		3	215.160		215.160
Profesional y Técnico	46	10	71	127	2.655.463		2.655.463
Personal Administrativo	6		49	55	943.559		943.559
Personal Docente	101	142		243	9.122.616	131.400	9.254.016
Obrero	46	114	10	170	4.190.510		4.190.510
Personal Fijo a Tiempo Parcial	**18**	**24**		**42**	**773.628**		**773.628**
Personal Docente	17	20		37	696.948		696.948
Personal Médico	1	4		5	76.680		76.680
Personal Contratado	**153**	**150**		**303**	**7.794.703**		**7.794.703**
Profesional y Técnico	71	39		110	2.739.792		2.739.792
Personal Administrativo	12	6		18	430.080		430.080
Personal Docente	61	77		138	3.525.408		3.525.408
Obrero	9	28		37	1.099.423		1.099.423
TOTAL	**370**	**443**	**130**	**943**	**25.695.639**	**131.400**	**25.827.039**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**48**	**12**	**60**	**3.904.306**
Obreros	8	4	12	780.863
Empleados	5	2	7	455.502
Docentes	35	6	41	2.667.941
Jubilados	**166**	**237**	**403**	**34.101.211**
Obreros	18	46	64	4.394.553
Empleados	76	30	106	6.968.054
Docentes	72	161	233	22.738.604
TOTAL	**214**	**249**	**463**	**38.005.517**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	102.204.390
4.02	Materiales, suministros y mercancías	9.593.234
4.03	Servicios no personales	31.899.655
4.04	Activos reales	9.233.782
4.07	Transferencias y donaciones	56.427.744
	TOTAL	**209.358.805**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**200.629.802**
INGRESOS CORRIENTES ORDINARIOS	200.629.802
TRANSFERENCIAS CORRIENTES	200.629.802
Transferencias corrientes del sector público	200.629.802
Transferencias corrientes internas recibidas del sector público	200.629.802
De la República	200.629.802
Recursos Ordinarios	163.504.810
Gestión Fiscal	37.124.992
1.2 GASTOS CORRIENTES	**200.125.023**
GASTOS DE CONSUMO	143.697.279
Remuneraciones	102.204.390
Sueldos, salarios y otras retribuciones	27.657.039
Beneficios y complementos de sueldos y salarios	32.911.304
Aportes patronales	6.777.504
Prestaciones sociales y otras indemnizaciones	19.616.217
Asistencia socioeconómica	15.242.326
Compra de bienes y servicios	37.120.212
Bienes de consumo	9.593.234
Servicios no personales	27.526.978
Impuestos indirectos	4.372.677
TRANSFERENCIAS Y DONACIONES CORRIENTES	56.427.744
Al sector privado	52.450.708
Transferencias corrientes al sector privado	52.450.708
Directas a personas	50.433.117
Pensiones y otros beneficios asociados	3.904.306
Jubilaciones y otros beneficios asociados	34.101.211
Otras transferencias directas a personas	12.427.600
A instituciones sin fines de lucro	2.017.591
Al sector público	3.977.036
Transferencias corrientes al sector público	3.977.036

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.504.724
A instituciones de protección social para atender beneficios de la seguridad social	2.472.312
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**504.779**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**504.779**
RECURSOS PROPIOS DE CAPITAL	504.779
Ahorro/ Desahorro en cuenta corriente	504.779
2.2 GASTOS DE CAPITAL	**9.233.782**
INVERSIÓN REAL DIRECTA	9.233.782
Formación bruta de capital fijo	9.233.782
Maquinaria, equipos y otros bienes muebles	7.025.323
Construcciones de bienes de dominio privado	2.208.459
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(8.729.003)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**8.729.003**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.729.003
Disminución de otros activos financieros	8.729.003
Disminución de disponibilidades	8.729.003
Disminución de bancos	8.729.003
3.2 APLICACIONES FINANCIERAS	**8.729.003**
DÉFICIT FINANCIERO	8.729.003

A0032

Instituto Universitario de Tecnología de los Llanos

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE LOS LLANOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología de Los Llanos, es una institución educativa fundamentada en los más sólidos principios de ética, justicia y libertad que promueve la formación de profesionales con una alta calificación académica, capacitados para participar en el desarrollo económico, social y cultural de esta región central del país, a través de los diversos proyectos previstos por ejecutar.

Desde esta perspectiva, el desarrollo del Instituto Universitario y su entorno se fundamenta en una misión y visión de futuro permitiéndole alcanzar los objetivos donde interactúen todos sus miembros, en un clima organizacional con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**130.128.910**
INGRESOS CORRIENTES ORDINARIOS	130.128.910
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	129.928.910
Transferencias corrientes del sector público	129.928.910
Transferencias corrientes internas recibidas del sector público	129.928.910
De la República	129.928.910
TOTAL RECURSOS	**130.128.910**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**126.021.760**
GASTOS DE CONSUMO	91.663.359
Remuneraciones	60.691.283
Sueldos, salarios y otras retribuciones	20.486.202
Beneficios y complementos de sueldos y salarios	21.780.929
Aportes patronales	3.886.383
Prestaciones sociales y otras indemnizaciones	1.688.895
Asistencia socioeconómica	12.848.874
Compra de bienes y servicios	28.025.521
Bienes de consumo	10.328.749
Servicios no personales	17.696.772
Impuestos indirectos	2.946.555
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.358.401
Al sector privado	33.383.934
Transferencias corrientes al sector privado	30.065.426
Directas a personas	30.065.426
Pensiones y otros beneficios asociados	2.164.944
Jubilaciones y otros beneficios asociados	23.808.482
Otras transferencias directas a personas	4.092.000
Donaciones corrientes al sector privado	3.318.508
Donaciones a personas	1.947.000
Donaciones a instituciones sin fines de lucro	1.371.508
Al sector externo	974.467
Transferencias corrientes al exterior	974.467
A instituciones sin fines de lucro	974.467
GASTOS DE CAPITAL	**175.539**
INVERSIÓN REAL DIRECTA	175.539
Formación bruta de capital fijo	175.539
Maquinaria, equipos y otros bienes muebles	175.539

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**3.931.611**
DISMINUCIÓN DE PASIVOS	3.931.611
Disminución de cuentas y efectos por pagar	3.931.611
Disminución de cuentas y efectos por pagar a corto plazo	3.931.611
Disminución cuentas por pagar a proveedores a corto plazo	3.931.611
TOTAL GASTOS	**130.128.910**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121723	Formación de los estudiantes en los Programas Nacionales de Formación.	matricula			14.126		28.582.648			28.582.648
121781	Investigación, innovación y gestión del conocimiento	plan			521		31.920			31.920
122161	Desarrollo y mantenimiento de la Infraestructura	metro cuadrado			24.731		19.470.784			19.470.784
122181	Territorialización y Municipalización de la educación universitaria	plan			4		78.724			78.724
122207	Intercambio y Gestión del Conocimiento con la sociedad	estudiante			9.473		952.072			952.072
122217	Sistema de recursos para la formación e intercambio académico	usuario	6.431	7.695	14.126	200.000	923.449			1.123.449
122403	Sistema de Apoyo al Desarrollo EStudiantil	estudiante			14.126		26.564.304			26.564.304
	TOTAL					**200.000**	**76.603.901**			**76.803.901**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		19.010.021			19.010.021
02	Gestión administrativa		8.341.562			8.341.562
03	Previsión y protección social		25.973.426			25.973.426
	TOTAL		**53.325.009**			**53.325.009**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**142**	**214**		**356**	**12.077.340**	**88.962**	**12.166.302**
Directivo	1			1	70.968		70.968
Profesional y Técnico	28	18		46	1.163.628		1.163.628
Personal Administrativo	15	9		24	589.824		589.824
Personal Docente	77	88		165	7.304.748	88.962	7.393.710
Personal Médico	3	1		4	78.672		78.672
Obrero	18	98		116	2.869.500		2.869.500
Personal Contratado	**174**	**174**		**348**	**7.848.804**		**7.848.804**
Directivo		2		2	53.268		53.268
Profesional y Técnico	55	32		87	2.102.076		2.102.076
Personal Administrativo	9	4		13	319.488		319.488
Personal Docente	97	121		218	4.736.004		4.736.004
Personal Médico	11	6		17	367.068		367.068
Obrero	2	9		11	270.900		270.900
TOTAL	**316**	**388**		**704**	**19.926.144**	**88.962**	**20.015.106**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**3**	**27**	**30**	**2.164.944**
Obreros	1	6	7	404.472
Empleados	1	6	7	457.056
Docentes	1	15	16	1.303.416
Jubilados	**96**	**150**	**246**	**23.808.482**
Obreros	14	72	86	7.622.083
Empleados	46	10	56	4.347.353
Docentes	36	68	104	11.839.046
TOTAL	**99**	**177**	**276**	**25.973.426**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	60.691.283
4.02	Materiales, suministros y mercancías	10.328.749
4.03	Servicios no personales	20.643.327
4.04	Activos reales	175.539
4.07	Transferencias y donaciones	34.358.401
4.11	Disminución de pasivos	3.931.611
	TOTAL	**130.128.910**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**130.128.910**
INGRESOS CORRIENTES ORDINARIOS	130.128.910
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	129.928.910
Transferencias corrientes del sector público	129.928.910
Transferencias corrientes internas recibidas del sector público	129.928.910
De la República	129.928.910
Recursos Ordinarios	105.886.581
Gestión Fiscal	24.042.329
1.2 GASTOS CORRIENTES	**126.021.760**
GASTOS DE CONSUMO	91.663.359
Remuneraciones	60.691.283
Sueldos, salarios y otras retribuciones	20.486.202
Beneficios y complementos de sueldos y salarios	21.780.929
Aportes patronales	3.886.383
Prestaciones sociales y otras indemnizaciones	1.688.895
Asistencia socioeconómica	12.848.874
Compra de bienes y servicios	28.025.521
Bienes de consumo	10.328.749
Servicios no personales	17.696.772
Impuestos indirectos	2.946.555
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.358.401
Al sector privado	33.383.934
Transferencias corrientes al sector privado	30.065.426
Directas a personas	30.065.426
Pensiones y otros beneficios asociados	2.164.944
Jubilaciones y otros beneficios asociados	23.808.482
Otras transferencias directas a personas	4.092.000
Donaciones corrientes al sector privado	3.318.508

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones a personas	1.947.000
Donaciones a instituciones sin fines de lucro	1.371.508
Al sector externo	974.467
Transferencias corrientes al exterior	974.467
A instituciones sin fines de lucro	974.467
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.107.150**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.107.150**
RECURSOS PROPIOS DE CAPITAL	4.107.150
Ahorro/ Desahorro en cuenta corriente	4.107.150
2.2 GASTOS DE CAPITAL	**175.539**
INVERSIÓN REAL DIRECTA	175.539
Formación bruta de capital fijo	175.539
Maquinaria, equipos y otros bienes muebles	175.539
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**3.931.611**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.931.611**
SUPERÁVIT FINANCIERO	3.931.611
3.2 APLICACIONES FINANCIERAS	**3.931.611**
DISMINUCIÓN DE PASIVOS	3.931.611
Disminución de cuentas y efectos por pagar	3.931.611
Disminución de cuentas y efectos por pagar a corto plazo	3.931.611
Disminución cuentas por pagar a proveedores a corto plazo	3.931.611

A0033

Instituto Universitario de Tecnología de Maracaibo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE MARACAIBO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El objetivo fundamental del Instituto Universitario de Tecnología de Maracaibo, es la formación de profesionales de alta calidad técnica, científica y tecnológica, capaces de egresar como emprendedores que desarrollen proyectos para generar empleos y no como datos para la estadística de desempleo en el país, comprometidos con la solución de los problemas más apremiantes de su comunidad, a partir de las potencialidades que ofrece nuestro territorio.

Esta institución imparte las carreras de Ciencias Agropecuarias, Obras Civiles, Metalurgia, Geología, Informática y Administración en los turnos matutino, vespertino y nocturno. A la vez se dictan clases de especialización en los postgrados de Administración de Empresas, Corrosión y Materiales, Relaciones Comerciales e Industriales, Geología Petrolera, Administración de Personal, Protección y Seguridad Industrial.

En esta casa de estudios también encontramos el trabajo de las misiones Sucre, Cultura y Barrio Adentro; con las cuales las puertas del instituto se abrieron profundamente al trabajo hermanado con la comunidad y sus necesidades.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**332.599.767**
INGRESOS CORRIENTES ORDINARIOS	332.599.767
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.000
Venta de otros bienes y servicios	3.000
INGRESOS DE LA PROPIEDAD	1.000.000
Intereses	1.000.000
Intereses internos	1.000.000
Intereses por depósitos	1.000.000
TRANSFERENCIAS CORRIENTES	331.596.767
Transferencias corrientes del sector público	331.596.767
Transferencias corrientes internas recibidas del sector público	331.596.767
De la República	270.237.334
Gestión Fiscal	61.359.433
FUENTES DE FINANCIAMIENTO	**3.000.740**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.000.740
Disminución de otros activos financieros	3.000.740
Disminución de disponibilidades	3.000.740
Disminución de caja	3.000.740
TOTAL RECURSOS	**335.600.507**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**304.112.715**
GASTOS DE CONSUMO	226.471.908
Remuneraciones	123.814.437
Sueldos, salarios y otras retribuciones	38.529.727
Beneficios y complementos de sueldos y salarios	42.000.728
Aportes patronales	7.666.588
Prestaciones sociales y otras indemnizaciones	9.381.092
Asistencia socioeconómica	26.236.302
Compra de bienes y servicios	95.057.460
Bienes de consumo	21.612.882
Servicios no personales	73.444.578
Impuestos indirectos	7.600.011
TRANSFERENCIAS Y DONACIONES CORRIENTES	77.640.807
Al sector privado	75.153.832
Transferencias corrientes al sector privado	57.667.632
Directas a personas	55.643.752
Pensiones y otros beneficios asociados	4.130.724
Jubilaciones y otros beneficios asociados	37.767.028
Otras transferencias directas a personas	13.746.000
A instituciones sin fines de lucro	2.023.880
Donaciones corrientes al sector privado	17.486.200
Donaciones a personas	17.486.200
Al sector público	2.486.975
Transferencias corrientes al sector público	2.486.975
A los entes descentralizados sin fines empresariales para sus gastos	2.486.975
GASTOS DE CAPITAL	**21.352.786**
INVERSIÓN REAL DIRECTA	21.352.786
Formación bruta de capital fijo	21.252.861
Edificios e instalaciones	1.217.935
Maquinaria, equipos y otros bienes muebles	20.034.926
Bienes intangibles	99.925

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**10.135.006**
DISMINUCIÓN DE PASIVOS	10.135.006
Disminución de cuentas y efectos por pagar	10.135.006
Disminución de cuentas y efectos por pagar a corto plazo	10.135.006
Disminución de sueldos, salarios y otras remuneraciones por pagar	10.135.006
TOTAL GASTOS	**335.600.507**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121556	Formación en Post grado o Estudios Avanzados	matricula			180		681.305			681.305
121605	Intercambio del Conocimiento con la Sociedad	matricula			30.000		6.800.000			6.800.000
121610	Sistema de apoyo al desarrollo estudiantil.	estudiante			15.580		94.126.542			94.126.542
121620	Formación de estudiantes a través de Programas Nacionales de Formación (PNF)	matricula			11.953	1.899.819	41.538.986			43.438.805
121696	Sistema de Recursos para la Formación e Intercambio Académico.	usuario	4.868	7.085	11.953		16.800.000			16.800.000
121874	Territorialización y Municipalización de la Educación Universitaria	informe			12.000		2.612.100			2.612.100
121879	Formación de estudiantes en carreras.	matricula			327	252.000	15.685.874			15.937.874
121904	Equipamiento y conservación de los espacios físicos	metro cuadrado			15.000	1.597.903	57.920.106			59.518.009
121932	Investigación, Innovación y Gestión del Conocimiento	proyecto de investigación			150		1.528.934			1.528.934
	TOTAL					**3.749.722**	**237.693.847**			**241.443.569**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		36.099.160			36.099.160
02	Gestión administrativa	254.018	15.906.008			16.160.026
03	Previsión y protección social		41.897.752			41.897.752
	TOTAL	**254.018**	**93.902.920**			**94.156.938**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**380**	**333**	**100**	**813**	**25.705.562**	**56.064**	**25.761.626**
Directivo	1	2		3	157.490		157.490
Profesional y Técnico	57	37	13	107	2.276.502		2.276.502
Personal Administrativo	27	7	31	65	1.382.922	56.064	1.438.986
Personal Docente	210	139		349	15.795.264		15.795.264
Obrero	85	148	56	289	6.093.384		6.093.384
Personal Contratado	**212**	**192**		**404**	**11.576.344**		**11.576.344**
Profesional y Técnico	35	30		65	1.676.744		1.676.744
Personal Administrativo	55	37		92	2.276.504		2.276.504
Personal Docente	102	83		185	6.097.464		6.097.464
Obrero	20	42		62	1.525.632		1.525.632
TOTAL	**592**	**525**	**100**	**1.217**	**37.281.906**	**56.064**	**37.337.970**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**43**	**20**	**63**	**4.130.724**
Obreros	5	1	6	300.094
Empleados	3	2	5	294.842
Docentes	35	17	52	3.535.788
Jubilados	**195**	**202**	**397**	**37.767.028**
Obreros	41	45	86	4.623.477
Empleados	66	15	81	6.252.744
Docentes	88	142	230	26.890.807
TOTAL	**238**	**222**	**460**	**41.897.752**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	123.814.437
4.02	Materiales, suministros y mercancías	21.612.882
4.03	Servicios no personales	81.044.589
4.04	Activos reales	21.352.786
4.07	Transferencias y donaciones	77.640.807
4.11	Disminución de pasivos	10.135.006
	TOTAL	**335.600.507**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**332.599.767**
INGRESOS CORRIENTES ORDINARIOS	332.599.767
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.000
Venta de otros bienes y servicios	3.000
INGRESOS DE LA PROPIEDAD	1.000.000
Intereses	1.000.000
Intereses internos	1.000.000
Intereses por depósitos	1.000.000
TRANSFERENCIAS CORRIENTES	331.596.767
Transferencias corrientes del sector público	331.596.767
Transferencias corrientes internas recibidas del sector público	331.596.767
De la República	331.596.767
Recursos Ordinarios	270.237.334
Gestión Fiscal	61.359.433
1.2 GASTOS CORRIENTES	**304.112.715**
GASTOS DE CONSUMO	226.471.908
Remuneraciones	123.814.437
Sueldos, salarios y otras retribuciones	38.529.727
Beneficios y complementos de sueldos y salarios	42.000.728
Aportes patronales	7.666.588
Prestaciones sociales y otras indemnizaciones	9.381.092
Asistencia socioeconómica	26.236.302
Compra de bienes y servicios	95.057.460
Bienes de consumo	21.612.882
Servicios no personales	73.444.578
Impuestos indirectos	7.600.011
TRANSFERENCIAS Y DONACIONES CORRIENTES	77.640.807
Al sector privado	75.153.832
Transferencias corrientes al sector privado	57.667.632
Directas a personas	55.643.752

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Pensiones y otros beneficios asociados	4.130.724
Jubilaciones y otros beneficios asociados	37.767.028
Otras transferencias directas a personas	13.746.000
A instituciones sin fines de lucro	2.023.880
Donaciones corrientes al sector privado	17.486.200
Donaciones a personas	17.486.200
Al sector público	2.486.975
Transferencias corrientes al sector público	2.486.975
A los entes descentralizados sin fines empresariales para sus gastos	2.486.975
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**28.487.052**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**28.487.052**
RECURSOS PROPIOS DE CAPITAL	28.487.052
Ahorro/ Desahorro en cuenta corriente	28.487.052
2.2 GASTOS DE CAPITAL	**21.352.786**
INVERSIÓN REAL DIRECTA	21.352.786
Formación bruta de capital fijo	21.252.861
Edificios e instalaciones	1.217.935
Maquinaria, equipos y otros bienes muebles	20.034.926
Bienes intangibles	99.925
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**7.134.266**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**10.135.006**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.000.740
Disminución de otros activos financieros	3.000.740
Disminución de disponibilidades	3.000.740
Disminución de caja	3.000.740
SUPERÁVIT FINANCIERO	7.134.266

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**10.135.006**
DISMINUCIÓN DE PASIVOS	10.135.006
Disminución de cuentas y efectos por pagar	10.135.006
Disminución de cuentas y efectos por pagar a corto plazo	10.135.006
Disminución de sueldos, salarios y otras remuneraciones por pagar	10.135.006

A0035

Instituto Universitario de Tecnología de Yaracuy

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE YARACUY

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología de Yaracuy, tiene la misión de formar profesionales en el área agroalimentaria, específicamente, Técnico Superior Universitario en Agrícola, Pecuaria y Recursos Naturales, enfocados en la agro ecología; en el área agroindustrial como Técnicos Superiores Universitarios en Alimentos, con formación enmarcada en la seguridad agroalimentaria y en el desarrollo sustentable; en el área gerencial, se forman Técnicos Superiores Universitarios en Administración y en el área de la Salud, Técnicos Superiores en Enfermería, la formación de tales profesionales está enmarcada en la solidaridad, crecimiento sostenible, ética y responsabilidad social, garantizando el desarrollo integral del País y de la Región Yaracuyana, contribuyendo con el logro de la soberanía y seguridad agroalimentaria, la ecoseguridad ambiental y el fortalecimiento del área de la salud a través de la prevención y atención primaria, así como, la capacitación para la formulación y ejecución de proyectos comunitarios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**115.764.758**
INGRESOS CORRIENTES ORDINARIOS	500.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
INGRESOS DE LA PROPIEDAD	400.000
Intereses	400.000
Intereses internos	400.000
Intereses por depósitos	400.000
TRANSFERENCIAS CORRIENTES	115.264.758
Transferencias corrientes del sector público	115.264.758
Transferencias corrientes internas recibidas del sector publico	115.264.758
De la República	115.264.758
FUENTES DE FINANCIAMIENTO	**3.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.500.000
Disminución de otros activos financieros	3.500.000
Disminución de disponibilidades	3.500.000
Disminución de bancos	3.500.000
TOTAL RECURSOS	**119.264.758**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**114.491.558**
GASTOS DE CONSUMO	77.008.507
Remuneraciones	58.310.538
Sueldos, salarios y otras retribuciones	18.069.122
Beneficios y complementos de sueldos y salarios	28.887.755
Aportes patronales	1.707.911
Prestaciones sociales y otras indemnizaciones	2.725.515
Asistencia socioeconómica	6.920.235
Compra de bienes y servicios	18.697.969
Bienes de consumo	13.191.849
Servicios no personales	5.506.120
TRANSFERENCIAS Y DONACIONES CORRIENTES	37.483.051
Al sector privado	36.618.565
Transferencias corrientes al sector privado	36.618.565
Directas a personas	36.618.565
Pensiones y otros beneficios asociados	2.205.971
Jubilaciones y otros beneficios asociados	26.149.518
Otras transferencias directas a personas	8.263.076
Al sector público	864.486
Donaciones corrientes al sector público	864.486
A los entes descentralizados sin fines empresariales	864.486
GASTOS DE CAPITAL	**1.273.200**
INVERSIÓN REAL DIRECTA	1.273.200
Formación bruta de capital fijo	1.273.200
Maquinaria, equipos y otros bienes muebles	1.273.200
APLICACIONES FINANCIERAS	**3.500.000**
DISMINUCIÓN DE PASIVOS	3.500.000
Disminución de cuentas y efectos por pagar	3.500.000
Disminución de cuentas y efectos por pagar a corto plazo	3.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.500.000
Disminución de aportes patronales y retenciones laborales por pagar	500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	100.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.500.000
TOTAL GASTOS	**119.264.758**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121514	Formación de Estudiantes en los Programas Nacionales de Formación	matricula			6.288		12.315.030			12.315.030
121946	Formación de Estudiantes en Carreras	matricula			775		16.460.566			16.460.566
122285	Formación en Postgrado o Estudios Avanzados	matricula			57		20.179			20.179
122316	Investigación, Innovación y Gestión del Conocimiento	investigación			15		60.620			60.620
122347	Sistema de Recursos para la Formación e Intercambio Académico	laboratorio			30		735.820			735.820
122352	Sistema de Apoyo al Desarrollo Estudiantil	matricula			7.063		15.860.903			15.860.903
122359	Intercambio y Gestión del Conocimiento con la Sociedad	actividad			40		718.471			718.471
122366	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			2.500		20.961.005			20.961.005
122370	Territorialización y Municipalización de la Educación Universitaria	plan			1		439.297			439.297
	TOTAL						**67.571.891**			**67.571.891**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.229.365			12.229.365
02	Gestión administrativa	4.000.000	7.108.013			11.108.013
03	Previsión y protección social		28.355.489			28.355.489
	TOTAL	4.000.000	47.692.867			51.692.867

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**163**	**156**		**319**	**10.276.704**	**61.303**	**10.338.007**
Profesional y Técnico	19	4		23	1.088.664	44.605	1.133.269
Personal Administrativo	26	15		41	565.248	16.698	581.946
Personal Docente	82	71		153	6.105.240		6.105.240
Obrero	36	66		102	2.517.552		2.517.552
Personal Fijo a Tiempo Parcial	**17**	**7**		**24**	**438.792**		**438.792**
Personal Docente	17	7		24	438.792		438.792
Personal Contratado	**135**	**91**		**226**	**5.591.136**		**5.591.136**
Profesional y Técnico	22	3		25	650.964		650.964
Personal Administrativo	4	1		5	122.880		122.880
Personal Docente	100	70		170	4.178.316		4.178.316
Obrero	9	17		26	638.976		638.976
TOTAL	**315**	**254**		**569**	**16.306.632**	**61.303**	**16.367.935**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**6**	**23**	**29**	**2.205.971**
Obreros	4	8	12	1.173.414
Empleados	1	4	5	280.793
Docentes	1	11	12	751.764
Jubilados	**146**	**133**	**279**	**26.149.518**
Obreros	36	41	77	7.544.003
Empleados	55	14	69	6.131.215
Docentes	55	78	133	12.474.300
TOTAL	**152**	**156**	**308**	**28.355.489**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	58.310.538
4.02	Materiales, suministros y mercancías	13.191.849
4.03	Servicios no personales	5.506.120
4.04	Activos reales	1.273.200
4.07	Transferencias y donaciones	37.483.051
4.11	Disminución de pasivos	3.500.000
	TOTAL	**119.264.758**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**115.764.758**
INGRESOS CORRIENTES ORDINARIOS	500.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
INGRESOS DE LA PROPIEDAD	400.000
Intereses	400.000
Intereses internos	400.000
Intereses por depósitos	400.000
TRANSFERENCIAS CORRIENTES	115.264.758
Transferencias corrientes del sector público	115.264.758
Transferencias corrientes internas recibidas del sector público	115.264.758
De la República	115.264.758
Recursos Ordinarios	93.935.919
Gestión fiscal	21.328.839
1.2 GASTOS CORRIENTES	**114.491.558**
GASTOS DE CONSUMO	77.008.507
Remuneraciones	58.310.538
Sueldos, salarios y otras retribuciones	18.069.122
Beneficios y complementos de sueldos y salarios	28.887.755
Aportes patronales	1.707.911
Prestaciones sociales y otras indemnizaciones	2.725.515
Asistencia socioeconómica	6.920.235
Compra de bienes y servicios	18.697.969
Bienes de consumo	13.191.849
Servicios no personales	5.506.120
TRANSFERENCIAS Y DONACIONES CORRIENTES	37.483.051
Al sector privado	36.618.565
Transferencias corrientes al sector privado	36.618.565

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Directas a personas	36.618.565
Pensiones y otros beneficios asociados	2.205.971
Jubilaciones y otros beneficios asociados	26.149.518
Otras transferencias directas a personas	8.263.076
Al sector público	864.486
Donaciones corrientes al sector público	864.486
A los entes descentralizados sin fines empresariales	864.486
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.273.200**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.273.200**
RECURSOS PROPIOS DE CAPITAL	1.273.200
Ahorro/ Desahorro en cuenta corriente	1.273.200
2.2 GASTOS DE CAPITAL	**1.273.200**
INVERSIÓN REAL DIRECTA	1.273.200
Formación bruta de capital fijo	1.273.200
Maquinaria, equipos y otros bienes muebles	1.273.200
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.500.000
Disminución de otros activos financieros	3.500.000
Disminución de disponibilidades	3.500.000
Disminución de bancos	3.500.000
3.2 APLICACIONES FINANCIERAS	**3.500.000**
DISMINUCIÓN DE PASIVOS	3.500.000
Disminución de cuentas y efectos por pagar	3.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas y efectos por pagar a corto plazo	3.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.500.000
Disminución de aportes patronales y retenciones laborales por pagar	500.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	100.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	100.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.500.000

A0036

Instituto Universitario de Tecnología de Puerto Cabello

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE PUERTO CABELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología de Puerto Cabello, es una institución pública orientada a la formación de Técnicos Superiores Universitarios, con amplios criterios de innovación, conocimientos y técnicas, que les permiten una adecuada respuesta y adaptación a los cambios y transformaciones de las organizaciones, consustanciados ética y moralmente con la sociedad. Así mismo, ofrece a la comunidad un profesional universitario con capacidad supervisora e investigativa, crítico y productivo, con los conocimientos teóricos-prácticos necesarios para desenvolverse con eficacia en el campo laboral. Nuestra organización promueve entre sus miembros, la investigación y la extensión con el propósito de satisfacer necesidades internas y de su entorno.

El Instituto Universitario de Tecnología Puerto Cabello, fue creado en el año 1977, para cumplir con la formación de Técnico Superior Universitario en las unidades curriculares de: Mecánica Industrial, Metalurgia y Mecánica Térmica, hace menos de ocho (08) años, se fueron insertando las unidades curriculares de Mecánica Automotriz y más recientemente con la nueva Extensión de la Costa Oriental del Estado Falcón, en la Sede Chichiriviche, se dictan las unidades curriculares de: Gestión Hotelera, Turística y Mecánica, con un nuevo diseño curricular enmarcado dentro de la Nación que está naciendo.

A partir del año 2007, el Instituto tiene como visión cumplir los requisitos necesarios de la Misión Alma Mater, para transformarse mediante decreto presidencial, en Universidad Politécnica, dedicada al desarrollo y divulgación del conocimiento en las áreas de ciencia, tecnología y a la comprensión del hombre en sus dimensiones histórico social, así como también, una imagen que propicia la transformación institucional para proyectarse como una organización de prestigio académico y con la participación y beneficio de su comunidad y su entorno.

El Instituto centra sus valores institucionales en lo siguiente:

- Promover el Desarrollo Comunitario de la Región donde se encuentran establecido.
- Ofrecer una formación integral de sólido basamento ético y humanístico a sus estudiantes.
- Desarrollar en los estudiantes una actitud crítica a problemas de la sociedad contemporánea y suministrar instrumentos conceptuales básicos que le permitan alcanzar con éxito los futuros retos profesionales.
- Dirigir programas que conduzcan a la formación de un profesional altamente calificado en áreas de su competencia, dentro de los parámetros de la excelencia académica, de tal manera que pueda propiciar instrumentos de cambios permanentemente en la comunidad donde se desempeña.
- Realizar programas de investigación, atendiendo a las necesidades y requerimientos locales, regionales y nacionales del sistema productivo y económico del medio social.
- Establecer nuevas orientaciones, modernos sistemas de aprendizaje y estructuras en la educación universitaria.

En tal sentido el Instituto presupuestariamente orientará, los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**123.145.155**
INGRESOS CORRIENTES ORDINARIOS	123.145.155
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
TRANSFERENCIAS CORRIENTES	122.945.155
Transferencias corrientes del sector público	122.945.155
Transferencias corrientes internas recibidas del sector público	122.945.155
De la República	122.945.155
FUENTES DE FINANCIAMIENTO	**250.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.000
Disminución de otros activos financieros	250.000
Disminución de disponibilidades	250.000
Disminución de bancos	250.000
TOTAL RECURSOS	**123.395.155**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**119.177.190**
GASTOS DE CONSUMO	93.590.207
Remuneraciones	70.283.595
Sueldos, salarios y otras retribuciones	18.120.103
Beneficios y complementos de sueldos y salarios	21.878.711
Aportes patronales	4.770.261
Prestaciones sociales y otras indemnizaciones	6.756.825
Asistencia socioeconómica	18.757.695
Compra de bienes y servicios	23.306.612
Bienes de consumo	4.347.632
Servicios no personales	18.958.980
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.586.983
Al sector privado	24.664.894
Transferencias corrientes al sector privado	24.201.894
Directas a personas	24.201.894
Pensiones y otros beneficios asociados	1.605.529
Jubilaciones y otros beneficios asociados	17.051.881
Otras transferencias directas a personas	5.544.484
Donaciones corrientes al sector privado	463.000
Donaciones a personas	463.000
Al sector público	922.089
Transferencias corrientes al sector público	922.089
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	922.089
GASTOS DE CAPITAL	**3.967.965**
INVERSIÓN REAL DIRECTA	3.967.965
Formación bruta de capital fijo	3.967.965
Maquinaria, equipos y otros bienes muebles	3.967.965
APLICACIONES FINANCIERAS	**250.000**
DISMINUCIÓN DE PASIVOS	250.000
Disminución de cuentas y efectos por pagar	250.000
Disminución de cuentas y efectos por pagar a corto plazo	200.500
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	140.500

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	10.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	5.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	30.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	10.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	30.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	500
Disminución de otros aportes patronales por pagar	5.000
Disminución de otras retenciones laborales por pagar	20.000
Disminución cuentas por pagar a proveedores a corto plazo	30.000
Disminución de efectos por pagar a proveedores a corto plazo	10.000
Disminución de otras cuentas y efectos por pagar	49.500
Disminución de otras cuentas por pagar a corto plazo	49.500
TOTAL GASTOS	**123.395.155**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121308	Formación de estudiantes en carreras	matricula			1.300		10.558.698			10.558.698
121331	Formación en post grado o estudios avanzados	matricula			120		221.972			221.972
121368	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matricula			2.500		27.909.540			27.909.540
121382	Investigación, innovación y gestión del conocimiento	investigación			120		137.344			137.344
121439	Sistema de Recursos para la formación e Intercambio Académico.	usuario	200	400	600		3.143.215			3.143.215
121464	Sistema de Apoyo al desarrollo estudiantil	estudiante			4.000		23.912.597			23.912.597
121473	Intercambio y Gestión del Conocimiento con la Sociedad	matricula			600		1.559.179			1.559.179
121497	Desarrollo Y Mantenimiento De La Infraestructura Física	metro cuadrado			4.000		15.637.562			15.637.562
121505	Territorialización y Municipalización de la educación universitaria	actividad			3.500		244.393			244.393
	TOTAL						**83.324.500**			**83.324.500**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		15.567.533			15.567.533
02	Gestión administrativa	450.000	5.380.712			5.830.712
03	Previsión y protección social		18.672.410			18.672.410
	TOTAL	**450.000**	**39.620.655**			**40.070.655**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**124**	**159**		**283**	**11.514.901**		**11.514.901**
Directivo	1	2		3	199.944		199.944
Profesional y Técnico	22	11		33	929.556		929.556
Personal Administrativo	5	5		10	245.760		245.760
Personal Docente	63	108		171	8.432.220		8.432.220
Obrero	33	33		66	1.707.421		1.707.421
Personal Fijo a Tiempo Parcial	**3**	**3**		**6**	**156.672**		**156.672**
Personal Docente	3	3		6	156.672		156.672
Personal Contratado	**142**	**101**		**243**	**6.358.529**		**6.358.529**
Profesional y Técnico	62	21		83	2.044.104		2.044.104
Personal Administrativo	15	5		20	491.520		491.520
Personal Docente	51	45		96	2.748.600		2.748.600
Obrero	14	30		44	1.074.305		1.074.305
TOTAL	**269**	**263**		**532**	**18.030.102**		**18.030.102**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**11**	**19**	**30**	**1.605.529**
Obreros	1	4	5	219.081
Empleados	1	5	6	471.701
Docentes	9	10	19	914.747
Jubilados	**80**	**102**	**182**	**17.051.881**
Obreros	20	28	48	4.019.188
Empleados	44	6	50	4.432.798
Docentes	16	68	84	8.599.895
TOTAL	**91**	**121**	**212**	**18.657.410**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	70.283.595
4.02	Materiales, suministros y mercancías	4.347.632
4.03	Servicios no personales	18.958.980
4.04	Activos reales	3.967.965
4.07	Transferencias y donaciones	25.586.983
4.11	Disminución de pasivos	250.000
	TOTAL	**123.395.155**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**123.145.155**
INGRESOS CORRIENTES ORDINARIOS	123.145.155
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
TRANSFERENCIAS CORRIENTES	122.945.155
Transferencias corrientes del sector público	122.945.155
Transferencias corrientes internas recibidas del sector público	122.945.155
De la República	122.945.155
Recursos Ordinarios	100.195.117
Gestión Fiscal	22.750.038
1.2 GASTOS CORRIENTES	**119.177.190**
GASTOS DE CONSUMO	93.590.207
Remuneraciones	70.283.595
Sueldos, salarios y otras retribuciones	18.120.103
Beneficios y complementos de sueldos y salarios	21.878.711
Aportes patronales	4.770.261
Prestaciones sociales y otras indemnizaciones	6.756.825
Asistencia socioeconómica	18.757.695
Compra de bienes y servicios	23.306.612
Bienes de consumo	4.347.632
Servicios no personales	18.958.980
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.586.983
Al sector privado	24.664.894
Transferencias corrientes al sector privado	24.201.894
Directas a personas	24.201.894
Pensiones y otros beneficios asociados	1.605.529
Jubilaciones y otros beneficios asociados	17.051.881
Otras transferencias directas a personas	5.544.484
Donaciones corrientes al sector privado	463.000
Donaciones a personas	463.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	922.089
Transferencias corrientes al sector público	922.089
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	922.089
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.967.965**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.967.965**
RECURSOS PROPIOS DE CAPITAL	3.967.965
Ahorro/ Desahorro en cuenta corriente	3.967.965
2.2 GASTOS DE CAPITAL	**3.967.965**
INVERSIÓN REAL DIRECTA	3.967.965
Formación bruta de capital fijo	3.967.965
Maquinaria, equipos y otros bienes muebles	3.967.965
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**250.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.000
Disminución de otros activos financieros	250.000
Disminución de disponibilidades	250.000
Disminución de bancos	250.000
3.2 APLICACIONES FINANCIERAS	**250.000**
DISMINUCIÓN DE PASIVOS	250.000
Disminución de cuentas y efectos por pagar	250.000
Disminución de cuentas y efectos por pagar a corto plazo	200.500
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	140.500
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	10.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	5.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	30.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	10.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	30.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	500
Disminución de otros aportes patronales por pagar	5.000
Disminución de otras retenciones laborales por pagar	20.000
Disminución cuentas por pagar a proveedores a corto plazo	30.000
Disminución de efectos por pagar a proveedores a corto plazo	10.000
Disminución de otras cuentas y efectos por pagar	49.500
Disminución de otras cuentas por pagar a corto plazo	49.500

A0038

Instituto Universitario de Tecnología de Valencia

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE VALENCIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología de Valencia, tiene como misión la formación de técnicos superiores en las especialidades de: Química, Electricidad (mención; potencia industrial e instrumentación y control), Polímeros e Informática, con la finalidad de formar talento humano altamente capacitado, que serán el soporte fundamental en el logro de los procesos industriales de la zona industrial y comercial de la región y de todo el territorio nacional.

La formación de tales técnicos superiores, está enmarcada en las líneas generales del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, cumpliendo con los objetivos estratégicos, todo ello, atendiendo al principio de participación activa de hombres y mujeres necesarios para impulsar el proceso de cambio que requiere el Estado y alcanzar el bienestar colectivo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**233.386.615**
INGRESOS CORRIENTES ORDINARIOS	233.386.615
TRANSFERENCIAS CORRIENTES	233.186.615
Transferencias corrientes del sector público	233.186.615
Transferencias corrientes internas recibidas del sector público	233.186.615
De la República	233.186.615
OTROS INGRESOS	200.000
Otros ingresos ordinarios	200.000
FUENTES DE FINANCIAMIENTO	**12.793.386**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.793.386
Disminución de otros activos financieros	12.793.386
Disminución de disponibilidades	12.793.386
Disminución de bancos	12.793.386
TOTAL RECURSOS	**246.180.001**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**207.842.614**
GASTOS DE CONSUMO	158.942.820
Remuneraciones	49.890.268
Sueldos, salarios y otras retribuciones	15.574.039
Beneficios y complementos de sueldos y salarios	13.812.217
Aportes patronales	3.733.931
Prestaciones sociales y otras indemnizaciones	5.683.837
Asistencia socioeconómica	8.488.445
Otros gastos de personal	2.597.799
Compra de bienes y servicios	109.052.552
Bienes de consumo	23.679.102
Servicios no personales	85.373.450
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.899.794
Al sector privado	48.899.794
Transferencias corrientes al sector privado	41.181.951
Directas a personas	41.181.951
Pensiones y otros beneficios asociados	2.167.669
Jubilaciones y otros beneficios asociados	21.791.880
Otras transferencias directas a personas	17.222.402
Donaciones corrientes al sector privado	7.717.843
Donaciones a personas	7.717.843
GASTOS DE CAPITAL	**35.012.387**
INVERSIÓN REAL DIRECTA	35.012.387
Formación bruta de capital fijo	35.012.387
Maquinaria, equipos y otros bienes muebles	35.012.387
APLICACIONES FINANCIERAS	**3.325.000**
DISMINUCIÓN DE PASIVOS	3.325.000
Disminución de cuentas y efectos por pagar	3.325.000
Disminución de cuentas y efectos por pagar a corto plazo	3.325.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.200.000
Disminución de aportes patronales y retenciones laborales por pagar	1.300.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	300.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	200.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	200.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	200.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	200.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	100.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	100.000
Disminución cuentas por pagar a proveedores a corto plazo	825.000
TOTAL GASTOS	**246.180.001**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123074	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matricula			3.949		20.930.656			20.930.656
123122	Formación en post grado o estudios avanzados	matricula			63		695.876			695.876
123139	Sistema de recursos para la formación e intercambio académico	usuario	1.548	2.041	3.949		20.214.863			20.214.863
123150	Investigación, innovación y gestión del conocimiento	acción			5		610.592			610.592
123180	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			3.949		113.848.024			113.848.024
123199	Intercambio y Gestión del Conocimiento con la Sociedad	usuario	2.401	1.548	3.949		2.215.915			2.215.915
123233	Formación de Estudiantes en Carreras.	matricula			3.949		7.024.547			7.024.547
123234	"Desarrollo y mantenimiento de la infraestructura	metro cuadrado			3.949	8.003.307	17.339.938			25.343.245
123255	Territorialización y Municipalización de la educación universitaria	plan			4		460.400			460.400
	TOTAL					**8.003.307**	**183.340.811**			**191.344.118**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.656.782			12.656.782
02	Gestión administrativa	4.990.079	17.220.029			22.210.108
03	Previsión y protección social		19.968.993			19.968.993
	TOTAL	**4.990.079**	**49.845.804**			**54.835.883**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**174**	**153**	**5**	**332**	**12.195.623**		**12.195.623**
Directivo	1	1		2	96.360		96.360
Personal Administrativo	48	16	3	67	1.749.887		1.749.887
Personal Docente	88	92		180	8.292.672		8.292.672
Obrero	37	44	2	83	2.056.704		2.056.704
Personal Fijo a Tiempo Parcial	**10**	**13**	**3**	**26**	**1.690.512**		**1.690.512**
Personal Docente	8	13	3	24	1.659.984		1.659.984
Personal Médico	2			2	30.528		30.528
Personal Contratado	**44**	**62**		**106**	**1.630.753**		**1.630.753**
Personal Administrativo	24	17		41	556.361		556.361
Personal Docente	17	37		54	792.888		792.888
Personal Médico	1			1	15.264		15.264
Obrero	2	8		10	266.240		266.240
TOTAL	**228**	**228**	**8**	**464**	**15.516.888**		**15.516.888**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**23**	**10**	**33**	**1.542.166**
Obreros	3	5	8	248.442
Empleados	6	1	7	566.422
Docentes	14	4	18	727.302
Jubilados	**106**	**82**	**188**	**11.967.135**
Obreros	12	14	26	902.048
Empleados	43	5	48	2.199.993
Docentes	51	63	114	8.865.094
TOTAL	**129**	**92**	**221**	**13.509.301**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	49.890.268
4.02	Materiales, suministros y mercancías	23.679.102
4.03	Servicios no personales	85.373.450
4.04	Activos reales	35.012.387
4.07	Transferencias y donaciones	48.899.794
4.11	Disminución de pasivos	3.325.000
	TOTAL	**246.180.001**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**233.386.615**
INGRESOS CORRIENTES ORDINARIOS	233.386.615
TRANSFERENCIAS CORRIENTES	233.186.615
Transferencias corrientes del sector público	233.186.615
Transferencias corrientes internas recibidas del sector público	233.186.615
De la República	233.186.615
Recursos Ordinarios	190.037.232
Gestión Fiscal	43.149.383
OTROS INGRESOS	200.000
Otros ingresos ordinarios	200.000
1.2 GASTOS CORRIENTES	**207.842.614**
GASTOS DE CONSUMO	158.942.820
Remuneraciones	49.890.268
Sueldos, salarios y otras retribuciones	15.574.039
Beneficios y complementos de sueldos y salarios	13.812.217
Aportes patronales	3.733.931
Prestaciones sociales y otras indemnizaciones	5.683.837
Asistencia socioeconómica	8.488.445
Otros gastos de personal	2.597.799
Compra de bienes y servicios	109.052.552
Bienes de consumo	23.679.102
Servicios no personales	85.373.450
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.899.794
Al sector privado	48.899.794
Transferencias corrientes al sector privado	41.181.951
Directas a personas	41.181.951
Pensiones y otros beneficios asociados	2.167.669
Jubilaciones y otros beneficios asociados	21.791.880
Otras transferencias directas a personas	17.222.402
Donaciones corrientes al sector privado	7.717.843
Donaciones a personas	7.717.843

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**25.544.001**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**25.544.001**
RECURSOS PROPIOS DE CAPITAL	25.544.001
Ahorro/ Desahorro en cuenta corriente	25.544.001
2.2 GASTOS DE CAPITAL	**35.012.387**
INVERSIÓN REAL DIRECTA	35.012.387
Formación bruta de capital fijo	35.012.387
Maquinaria, equipos y otros bienes muebles	35.012.387
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(9.468.386)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**12.793.386**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.793.386
Disminución de otros activos financieros	12.793.386
Disminución de disponibilidades	12.793.386
Disminución de bancos	12.793.386
3.2 APLICACIONES FINANCIERAS	**12.793.386**
DISMINUCIÓN DE PASIVOS	3.325.000
Disminución de cuentas y efectos por pagar	3.325.000
Disminución de cuentas y efectos por pagar a corto plazo	3.325.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.200.000
Disminución de aportes patronales y retenciones laborales por pagar	1.300.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	300.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	200.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	200.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	200.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	100.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	100.000
Disminución cuentas por pagar a proveedores a corto plazo	825.000
DÉFICIT FINANCIERO	9.468.386

A0039

Instituto Universitario de Tecnología del Estado Trujillo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO TRUJILLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología del Estado Trujillo, creado por Decreto Presidencial N° 2775, de fecha 1 de Agosto de 1978, tiene como actividad principal la formación de profesionales universitarios, tanto de carreras cortas como de carrera Larga, para convertirlos en un talento humano altamente calificado de manera tal que responda a las necesidades del entorno comunitario y coadyuve con sus conocimientos al desarrollo endógeno, aplicando sus habilidades y destrezas para la productividad sustentable. El Instituto es considerado en el ámbito del Estado Trujillo como un bastión esencial y un ente formador del talento Humano que requiere el desarrollo económico y social, tanto del país como de la región local.

En este sentido, el Instituto, representa un papel transformador que debe significar una casa de estudios universitarios en el terreno Nacional y Regional, dando respuestas específicas y oportunas a las comunidades. Esta situación ha llevado a toda la comunidad universitaria a involucrarse en un proceso de transformación y modernización, que implican cambios constantes para adaptarse a la nueva realidad social y política que envuelve al país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**153.992.956**
INGRESOS CORRIENTES ORDINARIOS	153.992.956
TRANSFERENCIAS CORRIENTES	153.992.956
Transferencias corrientes del sector público	153.992.956
Transferencias corrientes internas recibidas del sector público	153.992.956
De la República	153.992.956
FUENTES DE FINANCIAMIENTO	**3.425.114**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.425.114
Disminución de otros activos financieros	3.425.114
Disminución de disponibilidades	3.425.114
Disminución de bancos	3.425.114
TOTAL RECURSOS	**157.418.070**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**144.308.218**
GASTOS DE CONSUMO	112.588.457
Remuneraciones	78.421.575
Sueldos, salarios y otras retribuciones	28.975.704
Beneficios y complementos de sueldos y salarios	30.573.551
Aportes patronales	6.074.380
Asistencia socioeconómica	12.797.940
Compra de bienes y servicios	33.229.097
Bienes de consumo	4.074.838
Servicios no personales	29.154.259
Impuestos indirectos	937.785
TRANSFERENCIAS Y DONACIONES CORRIENTES	31.719.761
Al sector privado	30.564.813
Transferencias corrientes al sector privado	30.564.813
Directas a personas	29.790.933
Pensiones y otros beneficios asociados	1.706.661
Jubilaciones y otros beneficios asociados	14.862.872
Otras transferencias directas a personas	13.221.400
A instituciones sin fines de lucro	773.880
Al sector público	1.154.948
Transferencias corrientes al sector público	1.154.948
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.154.948
GASTOS DE CAPITAL	**1.958.632**
INVERSIÓN REAL DIRECTA	1.958.632
Formación bruta de capital fijo	1.958.632
Maquinaria, equipos y otros bienes muebles	1.958.632
APLICACIONES FINANCIERAS	**11.151.220**
DISMINUCIÓN DE PASIVOS	11.151.220
Disminución de cuentas y efectos por pagar	1.937.453
Disminución de cuentas y efectos por pagar a corto plazo	1.901.502
Disminución de sueldos, salarios y otras remuneraciones por pagar	667.919
Disminución de aportes patronales y retenciones laborales por pagar	1.080.502

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	123.245
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	176.157
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	46.474
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	42.328
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	353.407
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	57.685
Disminución de otras retenciones laborales por pagar	281.206
Disminución cuentas por pagar a proveedores a corto plazo	153.081
Disminución de otras cuentas y efectos por pagar	35.951
Disminución de otros efectos por pagar a corto plazo	35.951
Disminución de otros pasivos	9.213.767
Disminución de provisiones y reservas técnicas	9.213.767
Disminución de provisiones	9.213.767
Disminución de otras provisiones	9.213.767
TOTAL GASTOS	**157.418.070**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121512	Sistemas de Apoyo al Desarrollo Estudiantil	estudiante			10.523		38.749.283			38.749.283
121739	Sistema de Recursos para la Formación e Intercambio Académico	matricula			9.018		500.200			500.200
121747	Formación de Postgrado o Estudios Avanzados	matricula			250		330.000			330.000
121750	Programa Nacionales de Formación	matricula			10.523		44.157.066			44.157.066
121756	Intercambio y Gestión del Conocimiento con la Sociedad	estudiante			2.000		479.575			479.575
121762	Investigación, Innovación y Gestión del Conocimiento	investigación			8		683.726			683.726
121764	Desarrollo y Mantenimiento de Infraestructura	metro cuadrado			34.500		14.688.932			14.688.932
121768	Territorialización y municipalización de la educación universitaria	plan			4		130.000			130.000
	TOTAL						99.718.782			99.718.782

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		25.045.208			25.045.208
02	Gestión administrativa	3.425.114	12.659.433			16.084.547
03	Previsión y protección social		16.569.533			16.569.533
	TOTAL	**3.425.114**	**54.274.174**			**57.699.288**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**205**	**234**		**439**	**19.002.810**	**912.813**	**19.915.623**
Directivo	1	3		4	260.808	16.489	277.297
Profesional y Técnico	16	1		17	417.792		417.792
Personal Administrativo	49	19		68	1.896.918		1.896.918
Personal Docente	109	162		271	14.466.924	896.324	15.363.248
Obrero	30	49		79	1.960.368		1.960.368
Personal Contratado	**205**	**121**		**326**	**9.060.081**		**9.060.081**
Profesional y Técnico	8	6		14	344.064		344.064
Personal Administrativo	106	31		137	3.498.204		3.498.204
Personal Docente	71	63		134	4.210.197		4.210.197
Obrero	20	21		41	1.007.616		1.007.616
TOTAL	**410**	**355**		**765**	**28.062.891**	**912.813**	**28.975.704**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**14**	**8**	**22**	**1.706.661**
Obreros	1	2	3	139.373
Empleados	4	1	5	237.739
Docentes	9	5	14	1.329.549
Jubilados	**78**	**87**	**165**	**14.862.872**
Obreros	8	15	23	1.518.416
Empleados	46	14	60	4.492.386
Docentes	24	58	82	8.852.070
TOTAL	**92**	**95**	**187**	**16.569.533**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	78.421.575
4.02	Materiales, suministros y mercancías	4.074.838
4.03	Servicios no personales	30.092.044
4.04	Activos reales	1.958.632
4.07	Transferencias y donaciones	31.719.761
4.11	Disminución de pasivos	11.151.220
	TOTAL	**157.418.070**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**153.992.956**
INGRESOS CORRIENTES ORDINARIOS	153.992.956
TRANSFERENCIAS CORRIENTES	153.992.956
Transferencias corrientes del sector público	153.992.956
Transferencias corrientes internas recibidas del sector público	153.992.956
De la República	153.992.956
Recursos Ordinarios	125.497.758
Gestión Fiscal	28.495.198
1.2 GASTOS CORRIENTES	**144.308.218**
GASTOS DE CONSUMO	112.588.457
Remuneraciones	78.421.575
Sueldos, salarios y otras retribuciones	28.975.704
Beneficios y complementos de sueldos y salarios	30.573.551
Aportes patronales	6.074.380
Asistencia socioeconómica	12.797.940
Compra de bienes y servicios	33.229.097
Bienes de consumo	4.074.838
Servicios no personales	29.154.259
Impuestos indirectos	937.785
TRANSFERENCIAS Y DONACIONES CORRIENTES	31.719.761
Al sector privado	30.564.813
Transferencias corrientes al sector privado	30.564.813
Directas a personas	29.790.933
Pensiones y otros beneficios asociados	1.706.661
Jubilaciones y otros beneficios asociados	14.862.872
Otras transferencias directas a personas	13.221.400
A instituciones sin fines de lucro	773.880
Al sector público	1.154.948
Transferencias corrientes al sector público	1.154.948
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.154.948
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.684.738**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.684.738**
RECURSOS PROPIOS DE CAPITAL	9.684.738
Ahorro/ Desahorro en cuenta corriente	9.684.738
2.2 GASTOS DE CAPITAL	**1.958.632**
INVERSIÓN REAL DIRECTA	1.958.632
Formación bruta de capital fijo	1.958.632
Maquinaria, equipos y otros bienes muebles	1.958.632
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**7.726.106**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.151.220**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.425.114
Disminución de otros activos financieros	3.425.114
Disminución de disponibilidades	3.425.114
Disminución de bancos	3.425.114
SUPERÁVIT FINANCIERO	7.726.106
3.2 APLICACIONES FINANCIERAS	**11.151.220**
DISMINUCIÓN DE PASIVOS	11.151.220
Disminución de cuentas y efectos por pagar	1.937.453
Disminución de cuentas y efectos por pagar a corto plazo	1.901.502
Disminución de sueldos, salarios y otras remuneraciones por pagar	667.919
Disminución de aportes patronales y retenciones laborales por pagar	1.080.502
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	123.245
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (IPASME)	176.157
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	46.474
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	42.328

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	353.407
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	57.685
Disminución de otras retenciones laborales por pagar	281.206
Disminución cuentas por pagar a proveedores a corto plazo	153.081
Disminución de otras cuentas y efectos por pagar	35.951
Disminución de otros efectos por pagar a corto plazo	35.951
Disminución de otros pasivos	9.213.767
Disminución de provisiones y reservas técnicas	9.213.767
Disminución de provisiones	9.213.767
Disminución de otras provisiones	9.213.767

A0040

Instituto Universitario de Tecnología "José Antonio Anzoátegui ", El Tigre

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA "JOSÉ ANTONIO ANZOÁTEGUI ", EL TIGRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El 13 de Diciembre de 1997, conforme Gaceta Oficial de la República Bolivariana de Venezuela N° 31.381 y según Decreto N° 2.483, se crea el Instituto Universitario de Tecnología El Tigre, con sede principal en la Ciudad de El Tigre, Estado Anzoátegui. En la Gaceta Oficial de la República Bolivariana de Venezuela N° 34.368, de fecha 14 de Diciembre de 1989, mediante Decreto N° 657, se cambia la denominación por Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre.

El Instituto está orientado a proveer a hombres y mujeres preparados integralmente, al campo de la Ciencia, la Tecnología y de los Servicios que se requieran para el desarrollo social, cultural y económico del país en la región la cual forma parte.

Adicionalmente, la Institución se perfila como un ente moderno dentro del sector universitario, para la formación de recursos humanos de excelencia académica, mediante la integración de las funciones de docencia, investigación, extensión y producción, para ser incorporados al desarrollo social a nivel local, regional y nacional en todas sus manifestaciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**188.406.813**
INGRESOS CORRIENTES ORDINARIOS	188.406.813
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.299.291
Venta de otros bienes y servicios	1.299.291
TRANSFERENCIAS CORRIENTES	187.107.522
Transferencias corrientes del sector público	187.107.522
Transferencias corrientes internas recibidas del sector público	187.107.522
De la República	187.107.522
TOTAL RECURSOS	**188.406.813**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**171.038.605**
GASTOS DE CONSUMO	120.120.688
Remuneraciones	100.640.364
Sueldos, salarios y otras retribuciones	35.654.461
Beneficios y complementos de sueldos y salarios	42.313.608
Aportes patronales	5.749.460
Asistencia socioeconómica	16.922.835
Compra de bienes y servicios	18.097.038
Bienes de consumo	6.662.924
Servicios no personales	11.434.114
Impuestos indirectos	1.383.286
GASTOS DE LA PROPIEDAD	5.000
Derechos sobre bienes intangibles	5.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.912.917
Al sector privado	49.509.611
Transferencias corrientes al sector privado	49.209.611
Directas a personas	44.499.242
Pensiones y otros beneficios asociados	1.521.918
Jubilaciones y otros beneficios asociados	29.097.324
Otras transferencias directas a personas	13.880.000
A instituciones sin fines de lucro	3.510.369
Otras transferencias corrientes internas al sector privado	1.200.000
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000
Al sector público	1.403.306
Transferencias corrientes al sector público	1.403.306
A los entes descentralizados sin fines empresariales para sus gastos	1.403.306
GASTOS DE CAPITAL	**5.526.546**
INVERSIÓN REAL DIRECTA	5.526.546
Formación bruta de capital fijo	5.426.546
Maquinaria, equipos y otros bienes muebles	4.048.546
Bienes preexistentes	178.000
Construcciones de bienes de dominio privado	1.200.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Bienes intangibles	100.000
APLICACIONES FINANCIERAS	**11.841.662**
DISMINUCIÓN DE PASIVOS	11.841.662
Disminución de cuentas y efectos por pagar	10.000
Disminución de cuentas y efectos por pagar a corto plazo	10.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	10.000
Disminución de otros pasivos	11.831.662
Disminución de otros pasivos a corto plazo	11.831.662
TOTAL GASTOS	**188.406.813**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121385	Formación de estudiantes en los Programa Nacionales de Formación.	matricula			23.376		45.203.930			45.203.930
121413	Formación de Estudiantes en Carreras.	matricula			1.300		2.277.348			2.277.348
121437	Formación de Postgrado o Estudios Avanzados.	matricula			1.500		224.976			224.976
121528	Investigación, Innovación y Gestión del Conocimiento.	investigación			10		243.800			243.800
121530	Sistema de Recursos para la Formación e Intercambio Académico.	matricula			8.500		1.133.500			1.133.500
121645	Desarrollo y Mantenimiento de Infraestructura.	metro cuadrado			1.000		45.263.191			45.263.191
121670	Intercambio y Gestión del Conocimiento con la Sociedad.	plan			3.000		557.500			557.500
121701	Territorializacion y Municipalización de la Educación Universitaria.	plan			10		6.709.825			6.709.825
122228	Sistema de Apoyo al Desarrollo Estudiantil.	estudiante			2.000		33.461.785			33.461.785
	TOTAL						135.075.855			135.075.855

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		16.530.318			16.530.318
02	Gestión administrativa	1.299.291	4.882.107			6.181.398
03	Previsión y protección social		30.619.242			30.619.242
	TOTAL	1.299.291	52.031.667			53.330.958

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**444**	**412**		**856**	**28.188.024**	**185.554**	**28.373.578**
Alto Nivel y de Dirección		1		1	86.784	1.376	88.160
Profesional y Técnico	37	5		42	3.086.052		3.086.052
Personal Administrativo	105	18		123	7.167.979	125.854	7.293.833
Personal Docente	184	198		382	11.208.797	58.324	11.267.121
Obrero	118	190		308	6.638.412		6.638.412
Personal Fijo a Tiempo Parcial	**6**	**17**		**23**	**174.552**		**174.552**
Personal Docente	6	17		23	174.552		174.552
Personal Contratado	**162**	**100**		**262**	**7.106.331**		**7.106.331**
Profesional y Técnico	17	8		25	600.912		600.912
Personal Administrativo	67	23		90	1.802.736		1.802.736
Personal Docente	67	48		115	3.287.460		3.287.460
Obrero	11	21		32	1.415.223		1.415.223
TOTAL	**612**	**529**		**1.141**	**35.468.907**	**185.554**	**35.654.461**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**13**	**6**	**19**	**1.521.918**
Obreros	6		6	1.165.454
Empleados	2	1	3	120.000
Docentes	5	5	10	236.464
Jubilados	**169**	**122**	**291**	**29.097.324**
Obreros	39	37	76	3.204.327
Empleados	44	2	46	7.331.387
Docentes	86	83	169	18.561.610
TOTAL	**182**	**128**	**310**	**30.619.242**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	100.640.364
4.02	Materiales, suministros y mercancías	6.662.924
4.03	Servicios no personales	12.822.400
4.04	Activos reales	5.526.546
4.07	Transferencias y donaciones	50.912.917
4.11	Disminución de pasivos	11.841.662
	TOTAL	**188.406.813**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**188.406.813**
INGRESOS CORRIENTES ORDINARIOS	188.406.813
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.299.291
Venta de otros bienes y servicios	1.299.291
TRANSFERENCIAS CORRIENTES	187.107.522
Transferencias corrientes del sector público	187.107.522
Transferencias corrientes internas recibidas del sector público	187.107.522
De la República	187.107.522
Recursos Ordinarios	152.484.725
Gestión Fiscal	34.622.797
1.2 GASTOS CORRIENTES	**171.038.605**
GASTOS DE CONSUMO	120.120.688
Remuneraciones	100.640.364
Sueldos, salarios y otras retribuciones	35.654.461
Beneficios y complementos de sueldos y salarios	42.313.608
Aportes patronales	5.749.460
Asistencia socioeconómica	16.922.835
Compra de bienes y servicios	18.097.038
Bienes de consumo	6.662.924
Servicios no personales	11.434.114
Impuestos indirectos	1.383.286
GASTOS DE LA PROPIEDAD	5.000
Derechos sobre bienes intangibles	5.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.912.917
Al sector privado	49.509.611
Transferencias corrientes al sector privado	49.209.611
Directas a personas	44.499.242
Pensiones y otros beneficios asociados	1.521.918
Jubilaciones y otros beneficios asociados	29.097.324
Otras transferencias directas a personas	13.880.000
A instituciones sin fines de lucro	3.510.369

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Otras transferencias corrientes internas al sector privado	1.200.000
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000
Al sector público	1.403.306
Transferencias corrientes al sector público	1.403.306
A los entes descentralizados sin fines empresariales para sus gastos	1.403.306
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**17.368.208**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**17.368.208**
RECURSOS PROPIOS DE CAPITAL	17.368.208
Ahorro/ Desahorro en cuenta corriente	17.368.208
2.2 GASTOS DE CAPITAL	**5.526.546**
INVERSIÓN REAL DIRECTA	5.526.546
Formación bruta de capital fijo	5.426.546
Maquinaria, equipos y otros bienes muebles	4.048.546
Bienes preexistentes	178.000
Construcciones de bienes de dominio privado	1.200.000
Bienes intangibles	100.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**11.841.662**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.841.662**
SUPERÁVIT FINANCIERO	11.841.662
3.2 APLICACIONES FINANCIERAS	**11.841.662**
DISMINUCIÓN DE PASIVOS	11.841.662
Disminución de cuentas y efectos por pagar	10.000
Disminución de cuentas y efectos por pagar a corto plazo	10.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	10.000
Disminución de otros pasivos	11.831.662
Disminución de otros pasivos a corto plazo	11.831.662

A0042

Instituto Universitario de Tecnología de Cabimas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CABIMAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología de Cabimas, se encuentra, en pleno corazón del Zulia, constituyéndose en la primera Institución de educación en la subregión Costa Oriental del Lago, hoy en día trabaja con mística y ética, con miras a la transformación hacia la Universidad Politécnica, para dar cumplimiento a la misión de la Institución, que busca contribuir a la formación de un ser humano integral, centrado en principios y valores fundamentados en la ética socialista, comprometidos con el desarrollo endógeno sustentable, con sensibilidad ambiental, ecológica e identidad local, regional, nacional, latinoamericana y caribeña, en función de la soberanía en todas sus dimensiones, construyendo y aplicando conocimiento científico-tecnológico, que impulse la conformación de un mundo multicultural y multiétnico, dentro de un contexto innovador vinculado con la comunidad y genere espacios de reflexión e intercambio de conocimientos, enmarcado en el proceso educativo permanente, para la transformación socio productiva del país.

Visión: Ser referente nacional e internacional, en la formación de seres humanos integrales, promotora de pensamiento y conocimientos innovadores, comprometida con el desarrollo endógeno sustentable del país, fundamentada en valores y principios de la sociedad socialista del siglo XXI, en procura de la suprema felicidad social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**195.815.741**
INGRESOS CORRIENTES ORDINARIOS	195.815.741
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.000
Venta de otros bienes y servicios	10.000
INGRESOS DE LA PROPIEDAD	60.000
Intereses	60.000
Intereses internos	60.000
Intereses por depósitos	60.000
TRANSFERENCIAS CORRIENTES	195.745.741
Transferencias corrientes del sector público	195.745.741
Transferencias corrientes internas recibidas del sector público	195.745.741
De la República	195.745.741
FUENTES DE FINANCIAMIENTO	**795.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	795.000
Disminución de otros activos financieros	795.000
Disminución de disponibilidades	795.000
Disminución de bancos	795.000
TOTAL RECURSOS	**196.610.741**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**190.392.481**
GASTOS DE CONSUMO	134.920.451
Remuneraciones	108.100.904
Sueldos, salarios y otras retribuciones	33.022.111
Beneficios y complementos de sueldos y salarios	32.548.991
Aportes patronales	7.571.214
Prestaciones sociales y otras indemnizaciones	15.158.230
Asistencia socioeconómica	19.800.358
Compra de bienes y servicios	24.964.608
Bienes de consumo	7.360.309
Servicios no personales	17.604.299
Impuestos indirectos	1.854.939
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.472.030
Al sector privado	54.003.937
Transferencias corrientes al sector privado	52.525.437
Directas a personas	52.525.437
Pensiones y otros beneficios asociados	2.322.877
Jubilaciones y otros beneficios asociados	44.082.560
Otras transferencias directas a personas	6.120.000
Donaciones corrientes al sector privado	1.478.500
Donaciones a personas	1.478.500
Al sector público	1.468.093
Transferencias corrientes al sector público	1.468.093
A los entes descentralizados sin fines empresariales para sus gastos	1.468.093
GASTOS DE CAPITAL	**5.649.260**
INVERSIÓN REAL DIRECTA	5.649.260
Formación bruta de capital fijo	5.649.260
Maquinaria, equipos y otros bienes muebles	5.149.260
Construcciones de bienes de dominio privado	500.000
APLICACIONES FINANCIERAS	**569.000**
DISMINUCIÓN DE PASIVOS	569.000
Disminución de cuentas y efectos por pagar	519.000
Disminución de cuentas y efectos por pagar a corto plazo	469.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de sueldos, salarios y otras remuneraciones por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar	139.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	10.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	12.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	5.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución de aportes patronales y retenciones làborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	12.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	50.000
Disminución de otros aportes patronales por pagar	10.000
Disminución de otras retenciones laborales por pagar	10.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
Disminución cuentas por pagar a contratistas a corto plazo	70.000
Disminución de otras cuentas y efectos por pagar	50.000
Disminución de otras cuentas por pagar a corto plazo	50.000
Disminución de otros pasivos	50.000
Disminución de otros pasivos a corto plazo	50.000
TOTAL GASTOS	**196.610.741**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122114	Formación de Estudiantes en los Programas Nacionales de Formación	matricula			9.504		42.950.156			42.950.156
122179	Formación de Estudiantes en Carreras	matricula			481		4.881.291			4.881.291
122206	Formación de Postgrado o Estudios Avanzados	matricula			120		623.526			623.526
122235	Sistema de Recursos para la Formación e Intercambio Académico	usuario	3.418	6.383	9.801		5.119.037			5.119.037
122241	Investigación, innovación y gestión del conocimiento	investigación			4		221.364			221.364
122288	Sistema de Apoyo al Desarrollo Estudiantil	servicio			8		16.043.547			16.043.547
122292	Intercambio y Gestión del Conocimiento con la Sociedad	actividad			24		2.406.095			2.406.095
122293	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			30.367		12.317.763			12.317.763
122294	Territorialización y Municipalización de la Educación	actividad			8		199.475			199.475
	TOTAL						84.762.254			84.762.254

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		16.975.264			16.975.264
02	Gestión administrativa	865.000	47.602.786			48.467.786
03	Previsión y protección social		46.405.437			46.405.437
	TOTAL	**865.000**	**110.983.487**			**111.848.487**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**357**	**268**		**625**	**21.227.330**	**37.224**	**21.264.554**
Profesional y Técnico	13	4		17	1.523.372	37.224	1.560.596
Personal Administrativo	58	4		62	416.598		416.598
Personal Docente	234	171		405	15.922.157		15.922.157
Obrero	52	89		141	3.365.203		3.365.203
Personal Fijo a Tiempo Parcial	**49**	**41**		**90**	**1.160.676**		**1.160.676**
Personal Docente	49	41		90	1.160.676		1.160.676
Personal Contratado	**148**	**156**		**304**	**9.524.881**		**9.524.881**
Profesional y Técnico	30	25		55	2.938.546		2.938.546
Personal Administrativo	15	10		25	142.176		142.176
Personal Docente	59	61		120	3.102.113		3.102.113
Obrero	44	60		104	3.342.046		3.342.046
TOTAL	**554**	**465**		**1.019**	**31.912.887**	**37.224**	**31.950.111**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**36**	**7**	**43**	**2.322.877**
Obreros	6	1	7	356.307
Empleados	5	1	6	104.135
Docentes	25	5	30	1.862.435
Jubilados	**158**	**193**	**351**	**44.082.560**
Obreros	40	59	99	6.858.837
Empleados	50	12	62	5.364.714
Docentes	68	122	190	31.859.009
TOTAL	**194**	**200**	**394**	**46.405.437**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	108.100.904
4.02	Materiales, suministros y mercancías	7.360.309
4.03	Servicios no personales	19.459.238
4.04	Activos reales	5.649.260
4.07	Transferencias y donaciones	55.472.030
4.11	Disminución de pasivos	569.000
	TOTAL	**196.610.741**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**195.815.741**
INGRESOS CORRIENTES ORDINARIOS	195.815.741
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.000
Venta de otros bienes y servicios	10.000
INGRESOS DE LA PROPIEDAD	60.000
Intereses	60.000
Intereses internos	60.000
Intereses por depósitos	60.000
TRANSFERENCIAS CORRIENTES	195.745.741
Transferencias corrientes del sector público	195.745.741
Transferencias corrientes internas recibidas del sector público	195.745.741
De la República	195.745.741
Recursos Ordinarios	159.524.508
Gestión Fiscal	36.221.233
1.2 GASTOS CORRIENTES	**190.392.481**
GASTOS DE CONSUMO	134.920.451
Remuneraciones	108.100.904
Sueldos, salarios y otras retribuciones	33.022.111
Beneficios y complementos de sueldos y salarios	32.548.991
Aportes patronales	7.571.214
Prestaciones sociales y otras indemnizaciones	15.158.230
Asistencia socioeconómica	19.800.358
Compra de bienes y servicios	24.964.608
Bienes de consumo	7.360.309
Servicios no personales	17.604.299
Impuestos indirectos	1.854.939
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.472.030
Al sector privado	54.003.937
Transferencias corrientes al sector privado	52.525.437
Directas a personas	52.525.437
Pensiones y otros beneficios asociados	2.322.877

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Jubilaciones y otros beneficios asociados	44.082.560
Otras transferencias directas a personas	6.120.000
Donaciones corrientes al sector privado	1.478.500
Donaciones a personas	1.478.500
Al sector público	1.468.093
Transferencias corrientes al sector público	1.468.093
A los entes descentralizados sin fines empresariales para sus gastos	1.468.093
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.423.260**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.423.260**
RECURSOS PROPIOS DE CAPITAL	5.423.260
Ahorro/ Desahorro en cuenta corriente	5.423.260
2.2 GASTOS DE CAPITAL	**5.649.260**
INVERSIÓN REAL DIRECTA	5.649.260
Formación bruta de capital fijo	5.649.260
Maquinaria, equipos y otros bienes muebles	5.149.260
Construcciones de bienes de dominio privado	500.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(226.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**795.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	795.000
Disminución de otros activos financieros	795.000
Disminución de disponibilidades	795.000
Disminución de bancos	795.000
3.2 APLICACIONES FINANCIERAS	**795.000**
DISMINUCIÓN DE PASIVOS	569.000
Disminución de cuentas y efectos por pagar	519.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas y efectos por pagar a corto plazo	469.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar	139.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	10.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (IPASME)	12.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	5.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	12.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	50.000
Disminución de otros aportes patronales por pagar	10.000
Disminución de otras retenciones laborales por pagar	10.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
Disminución cuentas por pagar a contratistas a corto plazo	70.000
Disminución de otras cuentas y efectos por pagar	50.000
Disminución de otras cuentas por pagar a corto plazo	50.000
Disminución de otros pasivos	50.000
Disminución de otros pasivos a corto plazo	50.000
DÉFICIT FINANCIERO	226.000

A0048

Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL OESTE "MARISCAL SUCRE"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología del Oeste "Mariscal Sucre" (IUTOMS), en el proceso de transformación a Universidad Politécnica de acuerdo al Programa Nacional de Formación (PNF) de la Misión Alma Mater, orientará los recursos presupuestarios según cuota asignada por el Ejecutivo Nacional, asumiendo los lineamientos establecidos por el Ministerio del Poder Popular para la Educación Universitaria.

En este sentido, la institución se ubica dentro de un nivel de eficiencia con disposición e iniciativa, en el sistema educativo del país, contando con el apoyo de los miembros que conforman la organización para el desarrollo de las actividades, metas y objetivos planteados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**66.251.818**
INGRESOS CORRIENTES ORDINARIOS	66.251.818
INGRESOS DE LA PROPIEDAD	350.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	350.000
Alquileres	350.000
TRANSFERENCIAS CORRIENTES	65.901.818
Transferencias corrientes del sector público	65.901.818
Transferencias corrientes internas recibidas del sector público	65.901.818
De la República	65.901.818
FUENTES DE FINANCIAMIENTO	**4.425.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.425.000
Disminución de otros activos financieros	4.425.000
Disminución de disponibilidades	4.425.000
Disminución de bancos	4.425.000
TOTAL RECURSOS	**70.676.818**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**65.240.955**
GASTOS DE CONSUMO	55.695.649
Remuneraciones	49.034.557
Sueldos, salarios y otras retribuciones	21.361.953
Beneficios y complementos de sueldos y salarios	8.244.403
Aportes patronales	4.538.115
Prestaciones sociales y otras indemnizaciones	4.665.791
Asistencia socioeconómica	7.366.563
Otros gastos de personal	2.857.732
Compra de bienes y servicios	6.661.092
Bienes de consumo	1.305.955
Servicios no personales	5.355.137
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.545.306
Al sector privado	9.545.306
Transferencias corrientes al sector privado	9.545.306
Directas a personas	9.496.042
Pensiones y otros beneficios asociados	585.356
Jubilaciones y otros beneficios asociados	5.401.744
Otras transferencias directas a personas	3.508.942
A instituciones sin fines de lucro	49.264
GASTOS DE CAPITAL	**1.010.863**
INVERSIÓN REAL DIRECTA	1.010.863
Formación bruta de capital fijo	1.010.863
Maquinaria, equipos y otros bienes muebles	1.010.863
APLICACIONES FINANCIERAS	**4.425.000**
DISMINUCIÓN DE PASIVOS	4.425.000
Disminución de cuentas y efectos por pagar	3.895.000
Disminución de cuentas y efectos por pagar a corto plazo	3.195.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	280.000
Disminución de aportes patronales y retenciones laborales por pagar	2.315.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	450.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	600.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	25.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	400.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	200.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	260.000
Disminución de otras retenciones laborales por pagar	350.000
Disminución cuentas por pagar a proveedores a corto plazo	600.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	700.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	700.000
Disminución de otros pasivos	530.000
Disminución de obligaciones de ejercicios anteriores	530.000
TOTAL GASTOS	**70.676.818**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122112	Formación de Estudiantes en Carreras	matricula			256		2.250.123			2.250.123
122117	Formación de Estudiantes en los Programas Nacionales de Formación	actividad			4.650		23.711.356			23.711.356
122192	Formación en Postgrado o Estudios Avanzados	matricula			157		159.912			159.912
122225	Investigación, innovación y gestión del conocimiento	plan			4		512.121			512.121
122544	Territorializacion y Municipalización de la Educación Universitaria	proyecto de investigación			24		180.053			180.053
122624	Desarrollo y Mantenimiento de la infraestructura	metro cuadrado			2.800		4.392.783			4.392.783
122756	Sistema de Recursos para la Formación e Intercambio Académico	usuario	5.461	2.174	7.635		1.226.502			1.226.502
122823	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			6.000		6.119.515			6.119.515
122999	Intercambio y Gestión del Conocimiento con la Sociedad	evento			3.500		951.169			951.169
	TOTAL						**39.503.534**			**39.503.534**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		15.495.958			15.495.958
02	Gestión administrativa	4.775.000	4.811.284			9.586.284
03	Previsión y protección social		6.091.042			6.091.042
	TOTAL	**4.775.000**	**26.398.284**			**31.173.284**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**110**	**137**	**60**	**307**	**10.951.583**	**17.520**	**10.969.103**
Directivo	3	16		19	1.178.232		1.178.232
Profesional y Técnico	45	7	27	79	2.504.774	17.520	2.522.294
Personal Administrativo	7	1	29	37	796.485		796.485
Personal Docente	29	84		113	5.011.128		5.011.128
Obrero	26	29	4	59	1.460.964		1.460.964
Personal Fijo a Tiempo Parcial	**2**	**8**		**10**	**188.040**		**188.040**
Personal Docente	2	8		10	188.040		188.040
Personal Contratado	**59**	**130**		**189**	**4.720.987**		**4.720.987**
Directivo	1	4		5	65.988		65.988
Profesional y Técnico	14	31		45	824.182		824.182
Personal Administrativo	6	4		10	245.701		245.701
Personal Docente	37	80		117	3.286.500		3.286.500
Obrero	1	11		12	298.616		298.616
TOTAL	**171**	**275**	**60**	**506**	**15.860.610**	**17.520**	**15.878.130**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**8**	**1**	**9**	**585.356**
Obreros	3		3	180.483
Empleados	4		4	256.147
Docentes	1	1	2	148.726
Jubilados	**26**	**26**	**52**	**5.401.744**
Obreros	1	3	4	242.443
Empleados	4	1	5	425.702
Docentes	21	22	43	4.733.599
TOTAL	**34**	**27**	**61**	**5.987.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	49.034.557
4.02	Materiales, suministros y mercancías	1.305.955
4.03	Servicios no personales	5.355.137
4.04	Activos reales	1.010.863
4.07	Transferencias y donaciones	9.545.306
4.11	Disminución de pasivos	4.425.000
	TOTAL	**70.676.818**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**66.251.818**
INGRESOS CORRIENTES ORDINARIOS	66.251.818
INGRESOS DE LA PROPIEDAD	350.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	350.000
Alquileres	350.000
TRANSFERENCIAS CORRIENTES	65.901.818
Transferencias corrientes del sector público	65.901.818
Transferencias corrientes internas recibidas del sector público	65.901.818
De la República	65.901.818
Recursos Ordinarios	53.707.216
Gestión Fiscal	12.194.602
1.2 GASTOS CORRIENTES	**65.240.955**
GASTOS DE CONSUMO	55.695.649
Remuneraciones	49.034.557
Sueldos, salarios y otras retribuciones	21.361.953
Beneficios y complementos de sueldos y salarios	8.244.403
Aportes patronales	4.538.115
Prestaciones sociales y otras indemnizaciones	4.665.791
Asistencia socioeconómica	7.366.563
Otros gastos de personal	2.857.732
Compra de bienes y servicios	6.661.092
Bienes de consumo	1.305.955
Servicios no personales	5.355.137
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.545.306
Al sector privado	9.545.306
Transferencias corrientes al sector privado	9.545.306
Directas a personas	9.496.042
Pensiones y otros beneficios asociados	585.356
Jubilaciones y otros beneficios asociados	5.401.744
Otras transferencias directas a personas	3.508.942
A instituciones sin fines de lucro	49.264

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.010.863**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.010.863**
RECURSOS PROPIOS DE CAPITAL	1.010.863
Ahorro/ Desahorro en cuenta corriente	1.010.863
2.2 GASTOS DE CAPITAL	**1.010.863**
INVERSIÓN REAL DIRECTA	1.010.863
Formación bruta de capital fijo	1.010.863
Maquinaria, equipos y otros bienes muebles	1.010.863
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.425.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.425.000
Disminución de otros activos financieros	4.425.000
Disminución de disponibilidades	4.425.000
Disminución de bancos	4.425.000
3.2 APLICACIONES FINANCIERAS	**4.425.000**
DISMINUCIÓN DE PASIVOS	4.425.000
Disminución de cuentas y efectos por pagar	3.895.000
Disminución de cuentas y efectos por pagar a corto plazo	3.195.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	280.000
Disminución de aportes patronales y retenciones laborales por pagar	2.315.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	450.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	600.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	25.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	400.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	200.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	260.000
Disminución de otras retenciones laborales por pagar	350.000
Disminución cuentas por pagar a proveedores a corto plazo	600.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	700.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	700.000
Disminución de otros pasivos	530.000
Disminución de obligaciones de ejercicios anteriores	530.000

A0053

Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DR. DELFÍN MENDOZA, TUCUPITA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología "Dr. Delfín Mendoza" de Tucupita, se plantea una política presupuestaria acorde a las disposiciones legales vigentes, en concordancia con las orientaciones generales para la formulación del presupuesto según los lineamientos impartidos por la Oficina Nacional de Presupuesto y por el Ministerio del Poder Popular para la Educación Universitaria, todo ello, dentro de las disposiciones constitucionales sobre la administración y la Función Pública.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**113.614.317**
INGRESOS CORRIENTES ORDINARIOS	113.614.317
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	24.000
Venta de bienes	24.000
Ingresos por la venta de publicaciones oficiales y formularios	24.000
INGRESOS DE LA PROPIEDAD	1.800
. Intereses	1.800
Intereses internos	1.800
Intereses por depósitos	1.800
TRANSFERENCIAS CORRIENTES	113.588.517
Transferencias corrientes del sector público	113.588.517
Transferencias corrientes internas recibidas del sector público	113.588.517
De la República	113.588.517
TOTAL RECURSOS	**113.614.317**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**108.375.916**
GASTOS DE CONSUMO	97.987.830
Remuneraciones	78.147.912
Sueldos, salarios y otras retribuciones	32.483.481
Beneficios y complementos de sueldos y salarios	21.075.789
Aportes patronales	7.916.115
Prestaciones sociales y otras indemnizaciones	515.913
Asistencia socioeconómica	11.571.898
Otros gastos de personal	4.584.716
Compra de bienes y servicios	19.075.242
Bienes de consumo	7.221.735
Servicios no personales	11.853.507
Impuestos indirectos	764.676
GASTOS DE LA PROPIEDAD	24.284
Derechos sobre bienes intangibles	24.284
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.363.802
Al sector privado	9.881.461
Transferencias corrientes al sector privado	8.266.161
Directas a personas	7.806.249
Pensiones y otros beneficios asociados	1.009.606
Jubilaciones y otros beneficios asociados	6.074.343
Otras transferencias directas a personas	722.300
A instituciones sin fines de lucro	459.912
Donaciones corrientes al sector privado	1.615.300
Donaciones a personas	1.615.300
Al sector público	482.341
Transferencias corrientes al sector público	482.341
A los entes descentralizados sin fines empresariales para sus gastos	482.341
GASTOS DE CAPITAL	**780.967**
INVERSIÓN REAL DIRECTA	780.967
Formación bruta de capital fijo	777.967
Maquinaria, equipos y otros bienes muebles	643.567
Construcciones de bienes de dominio privado	134.400

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Bienes intangibles	3.000
APLICACIONES FINANCIERAS	**4.457.434**
DISMINUCIÓN DE PASIVOS	4.457.434
Disminución de cuentas y efectos por pagar	4.457.434
Disminución de cuentas y efectos por pagar a corto plazo	4.457.434
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.457.434
TOTAL GASTOS	**113.614.317**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2014
122328	Formación de Estudiantes en los Programas Nacionales de Formación	matricula			5.000		21.562.318			21.562.318
122353	Formación de Estudiantes de Carrera	matricula			3.000		9.800.102			9.800.102
122357	Formación de Post Grado o Estudios Avanzados	matricula			820		491.263			491.263
122358	Investigación, Innovación y Gestión del Conocimiento	investigación			3.000		361.786			361.786
122374	Sistema de Recursos para la Formación e Intercambio Académico	usuario	4.720	3.280	8.000		8.128.194			8.128.194
122633	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			103.300		23.096.881			23.096.881
122636	Territorialización y Municipalización de la Educación Universitaria	plan			75.000		644.221			644.221
122646	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			6.000		19.489.070			19.489.070
122719	Intercambio y Gestión del Conocimiento con la Sociedad	persona			10.000		567.895			567.895
	TOTAL						84.141.730			84.141.730

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		18.117.010			18.117.010
02	Gestión administrativa	25.800	4.245.828			4.271.628
03	Previsión y protección social		7.083.949			7.083.949
	TOTAL	**25.800**	**29.446.787**			**29.472.587**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**135**	**209**		**344**	**10.239.426**	**48.966**	**10.288.392**
Personal Administrativo	70	33		103	2.580.898	48.966	2.629.864
Personal Docente	24	34		58	3.137.952		3.137.952
Obrero	41	142		183	4.520.576		4.520.576
Personal Fijo a Tiempo Parcial	**29**	**36**		**65**	**1.076.943**		**1.076.943**
Personal Administrativo	4			4	51.615		51.615
Personal Docente	25	36		61	1.025.328		1.025.328
Personal Contratado	**265**	**287**		**552**	**10.658.994**		**10.658.994**
Personal Administrativo	58	38		96	2.359.114		2.359.114
Personal Docente	194	196		390	6.678.252		6.678.252
Obrero	13	53		66	1.621.628		1.621.628
TOTAL	**429**	**532**		**961**	**21.975.363**	**48.966**	**22.024.329**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**4**	**9**	**13**	**1.009.606**
Obreros		3	3	84.136
Empleados	2	1	3	126.330
Docentes	2	5	7	799.140
Jubilados	**27**	**27**	**54**	**6.074.343**
Obreros	10	9	19	753.215
Empleados	6	4	10	801.227
Docentes	11	14	25	4.519.901
TOTAL	**31**	**36**	**67**	**7.083.949**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	78.147.912
4.02	Materiales, suministros y mercancías	7.221.735
4.03	Servicios no personales	12.642.467
4.04	Activos reales	780.967
4.07	Transferencias y donaciones	10.363.802
4.11	Disminución de pasivos	4.457.434
	TOTAL	**113.614.317**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**113.614.317**
INGRESOS CORRIENTES ORDINARIOS	113.614.317
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	24.000
Venta de bienes	24.000
Ingresos por la venta de publicaciones oficiales y formularios	24.000
INGRESOS DE LA PROPIEDAD	1.800
Intereses	1.800
Intereses internos	1.800
Intereses por depósitos	1.800
TRANSFERENCIAS CORRIENTES	113.588.517
Transferencias corrientes del sector público	113.588.517
Transferencias corrientes internas recibidas del sector público	113.588.517
De la República	113.588.517
Recursos Ordinarios	92.569.854
Gestión Fiscal	21.018.663
1.2 GASTOS CORRIENTES	**108.375.916**
GASTOS DE CONSUMO	97.987.830
Remuneraciones	78.147.912
Sueldos, salarios y otras retribuciones	32.483.481
Beneficios y complementos de sueldos y salarios	21.075.789
Aportes patronales	7.916.115
Prestaciones sociales y otras indemnizaciones	515.913
Asistencia socioeconómica	11.571.898
Otros gastos de personal	4.584.716
Compra de bienes y servicios	19.075.242
Bienes de consumo	7.221.735
Servicios no personales	11.853.507
Impuestos indirectos	764.676
GASTOS DE LA PROPIEDAD	24.284
Derechos sobre bienes intangibles	24.284

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.363.802
Al sector privado	9.881.461
Transferencias corrientes al sector privado	8.266.161
Directas a personas	7.806.249
Pensiones y otros beneficios asociados	1.009.606
Jubilaciones y otros beneficios asociados	6.074.343
Otras transferencias directas a personas	722.300
A instituciones sin fines de lucro	459.912
Donaciones corrientes al sector privado	1.615.300
Donaciones a personas	1.615.300
Al sector público	482.341
Transferencias corrientes al sector público	482.341
A los entes descentralizados sin fines empresariales para sus gastos	482.341
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.238.401**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.238.401**
RECURSOS PROPIOS DE CAPITAL	5.238.401
Ahorro/ Desahorro en cuenta corriente	5.238.401
2.2 GASTOS DE CAPITAL	**780.967**
INVERSIÓN REAL DIRECTA	780.967
Formación bruta de capital fijo	777.967
Maquinaria, equipos y otros bienes muebles	643.567
Construcciones de bienes de dominio privado	134.400
Bienes intangibles	3.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**4.457.434**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.457.434**
SUPERÁVIT FINANCIERO	4.457.434
3.2 APLICACIONES FINANCIERAS	**4.457.434**
DISMINUCIÓN DE PASIVOS	4.457.434
Disminución de cuentas y efectos por pagar	4.457.434
Disminución de cuentas y efectos por pagar a corto plazo	4.457.434
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.457.434

A0080

Universidad del Zulia (LUZ)

UNIVERSIDAD DEL ZULIA (LUZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad del Zulia (LUZ), es una institución científico educativa, moderna y de vanguardia, con capacidad de auto gestión, de reconocido prestigio regional, nacional e internacional por su excelencia académica y compromiso social, en la generación de los conocimientos científico competitivo, transferible a través de la formación integral de profesionales capacitados para interactuar con independencia y asertividad en sociedades globales y con capacidad de llevar adelante los cambios que el país necesita, que contribuyan a elevar la calidad de vida, fortaleciendo así sus valores trascendentales y desarrollo integral.

Para este año la Universidad del Zulia estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

Presupuestariamente LUZ, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.795.114.634**
INGRESOS CORRIENTES ORDINARIOS	1.795.114.634
TRANSFERENCIAS CORRIENTES	1.734.641.414
Transferencias corrientes del sector público	1.734.641.414
Transferencias corrientes internas recibidas del sector público	1.734.641.414
De la República	1.734.641.414
OTROS INGRESOS	60.473.220
Otros ingresos ordinarios	60.473.220
TOTAL RECURSOS	**1.795.114.634**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.650.975.436**
GASTOS DE CONSUMO	1.172.464.095
Remuneraciones	943.331.418
Sueldos, salarios y otras retribuciones	254.832.197
Beneficios y complementos de sueldos y salarios	161.004.429
Aportes patronales	20.521.349
Prestaciones sociales y otras indemnizaciones	234.970.550
Asistencia socioeconómica	270.002.893
Otros gastos de personal	2.000.000
Compra de bienes y servicios	228.853.695
Bienes de consumo	68.277.471
Servicios no personales	160.576.224
Impuestos indirectos	278.982
GASTOS DE LA PROPIEDAD	29.407
Derechos sobre bienes intangibles	29.407
TRANSFERENCIAS Y DONACIONES CORRIENTES	478.307.694
Al sector privado	472.090.608
Transferencias corrientes al sector privado	469.606.414
Directas a personas	456.012.237
Pensiones y otros beneficios asociados	40.177.379
Jubilaciones y otros beneficios asociados	365.212.308
Otras transferencias directas a personas	50.622.550
A instituciones sin fines de lucro	13.236.774
Otras transferencias corrientes internas al sector privado	357.403
Donaciones corrientes al sector privado	2.484.194
Donaciones a personas	2.483.209
Donaciones a instituciones sin fines de lucro	985
Al sector público	6.150.351
Transferencias corrientes al sector público	6.146.997
A los entes descentralizados sin fines empresariales para sus gastos	6.146.997
Donaciones corrientes al sector público	3.354
A instituciones de protección social	3.354
Al sector externo	66.735
Transferencias corrientes al exterior	49.539

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
A organismos internacionales	49.539
Donaciones corrientes al exterior	17.196
A personas	17.196
OTROS GASTOS CORRIENTES	174.240
Obligaciones del ejercicio vigente	174.240
Devoluciones de cobros indebidos	71.440
Devoluciones y reintegros diversos	102.800
GASTOS DE CAPITAL	**72.106.626**
INVERSIÓN REAL DIRECTA	72.106.626
Formación bruta de capital fijo	71.096.378
Maquinaria, equipos y otros bienes muebles	52.347.343
Bienes preexistentes	111.699
Construcciones de bienes de dominio privado	18.561.303
Construcciones de bienes de dominio público	76.033
Bienes intangibles	1.010.248
APLICACIONES FINANCIERAS	**72.032.572**
DISMINUCIÓN DE PASIVOS	72.032.572
Disminución de cuentas y efectos por pagar	72.032.572
Disminución de cuentas y efectos por pagar a corto plazo	72.032.572
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.903.152
Disminución de aportes patronales y retenciones laborales por pagar	68.129.420
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	68.129.420
TOTAL GASTOS	**1.795.114.634**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121138	Formación de Postgrado o Estudios Avanzados	matricula			8.518	23.659.696	13.616.778			37.276.474
121161	Intercambio y Gestión del Conocimiento con la Sociedad	persona			85.000	5.333.556	16.599.216			21.932.772
121240	Investigación, Innovación y Gestión del Conocimiento.	investigación			700	2.970.558	32.957.313			35.927.871
121289	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			400.000	1.517.051	85.890.366			87.407.417
122182	Formación de Estudiantes en Carreras	matricula			65.000	9.178.699	522.330.409			531.509.108
122309	Sistema de Recursos para la Formación e Intercambio Académico	usuario	1.174.619	783.080	1.957.699	4.279.508	40.161.689			44.441.197
122345	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			12.395	581.388	108.830.811			109.412.199
	TOTAL					47.520.456	820.386.582			867.907.038

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	157.500	388.379.478			388.536.978
02	Gestión administrativa	12.795.264	120.485.667			133.280.931
03	Previsión y protección social		405.389.687			405.389.687
	TOTAL	12.952.764	914.254.832			927.207.596

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.276**	**2.586**	**266**	**6.128**	**199.402.064**	**10.180.999**	**209.583.063**
Directivo	119	79		198	10.272.832	1.514.140	11.786.972
Profesional y Técnico	1.180	519		1.699	45.279.472		45.279.472
Personal Administrativo	661	487	199	1.347	26.746.304		26.746.304
Personal Docente	1.117	727		1.844	99.241.216	8.666.859	107.908.075
Obrero	199	774	67	1.040	17.862.240		17.862.240
Personal Fijo a Tiempo Parcial	**256**	**302**		**558**	**9.088.296**	**767.024**	**9.855.320**
Profesional y Técnico	14	29		43	586.944		586.944
Personal Administrativo	1	5		6	72.576		72.576
Personal Docente	241	268		509	8.428.776	767.024	9.195.800
Personal Contratado	**110**	**1.328**		**1.438**	**30.812.044**		**30.812.044**
Profesional y Técnico	23	12		35	783.544		783.544
Personal Administrativo	31	84		115	2.235.632		2.235.632
Personal Docente	29	769		798	18.033.332		18.033.332
Obrero	27	463		490	9.759.536		9.759.536
TOTAL	**3.642**	**4.216**	**266**	**8.124**	**239.302.404**	**10.948.023**	**250.250.427**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**461**	**505**	**966**	**40.177.379**
Obreros	5	259	264	7.061.384
Empleados	53	181	234	6.600.282
Docentes	403	65	468	26.515.713
Jubilados	**2.199**	**2.627**	**4.826**	**365.212.308**
Altos Funcionarios y de Elección Popular	3	1	4	520.965
Obreros	101	553	654	25.560.844
Empleados	1.056	684	1.740	78.373.460
Docentes	1.039	1.389	2.428	260.757.039
TOTAL	**2.660**	**3.132**	**5.792**	**405.389.687**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	943.331.418
4.02	Materiales, suministros y mercancías	68.277.471
4.03	Servicios no personales	160.884.613
4.04	Activos reales	72.106.626
4.07	Transferencias y donaciones	478.307.694
4.08	Otros gastos	174.240
4.11	Disminución de pasivos	72.032.572
	TOTAL	**1.795.114.634**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.795.114.634**
INGRESOS CORRIENTES ORDINARIOS	1.795.114.634
TRANSFERENCIAS CORRIENTES	1.734.641.414
Transferencias corrientes del sector público	1.734.641.414
Transferencias corrientes internas recibidas del sector público	1.734.641.414
De la República	1.734.641.414
Recursos Ordinarios	1.413.665.944
Gestión Fiscal	320.975.470
OTROS INGRESOS	60.473.220
Otros ingresos ordinarios	60.473.220
1.2 GASTOS CORRIENTES	**1.650.975.436**
GASTOS DE CONSUMO	1.172.464.095
Remuneraciones	943.331.418
Sueldos, salarios y otras retribuciones	254.832.197
Beneficios y complementos de sueldos y salarios	161.004.429
Aportes patronales	20.521.349
Prestaciones sociales y otras indemnizaciones	234.970.550
Asistencia socioeconómica	270.002.893
Otros gastos de personal	2.000.000
Compra de bienes y servicios	228.853.695
Bienes de consumo	68.277.471
Servicios no personales	160.576.224
Impuestos indirectos	278.982
GASTOS DE LA PROPIEDAD	29.407
Derechos sobre bienes intangibles	29.407
TRANSFERENCIAS Y DONACIONES CORRIENTES	478.307.694
Al sector privado	472.090.608
Transferencias corrientes al sector privado	469.606.414
Directas a personas	456.012.237
Pensiones y otros beneficios asociados	40.177.379
Jubilaciones y otros beneficios asociados	365.212.308

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Otras transferencias directas a personas	50.622.550
A instituciones sin fines de lucro	13.236.774
Otras transferencias corrientes internas al sector privado	357.403
Donaciones corrientes al sector privado	2.484.194
Donaciones a personas	2.483.209
Donaciones a instituciones sin fines de lucro	985
Al sector público	6.150.351
Transferencias corrientes al sector público	6.146.997
A los entes descentralizados sin fines empresariales para sus gastos	6.146.997
Donaciones corrientes al sector público	3.354
A instituciones de protección social	3.354
Al sector externo	66.735
Transferencias corrientes al exterior	49.539
A organismos internacionales	49.539
Donaciones corrientes al exterior	17.196
A personas	17.196
OTROS GASTOS CORRIENTES	174.240
Obligaciones del ejercicio vigente	174.240
Devoluciones de cobros indebidos	71.440
Devoluciones y reintegros diversos	102.800
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**144.139.198**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**144.139.198**
RECURSOS PROPIOS DE CAPITAL	144.139.198
Ahorro/ Desahorro en cuenta corriente	144.139.198
2.2 GASTOS DE CAPITAL	**72.106.626**
INVERSIÓN REAL DIRECTA	72.106.626
Formación bruta de capital fijo	71.096.378
Maquinaria, equipos y otros bienes muebles	52.347.343
Bienes preexistentes	111.699
Construcciones de bienes de dominio privado	18.561.303
Construcciones de bienes de dominio público	76.033
Bienes intangibles	1.010.248
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**72.032.572**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**72.032.572**
SUPERÁVIT FINANCIERO	72.032.572
3.2 APLICACIONES FINANCIERAS	**72.032.572**
DISMINUCIÓN DE PASIVOS	72.032.572
Disminución de cuentas y efectos por pagar	72.032.572
Disminución de cuentas y efectos por pagar a corto plazo	72.032.572
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.903.152
Disminución de aportes patronales y retenciones laborales por pagar	68.129.420
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	68.129.420

A0081

Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO JOSÉ DE SUCRE (UNEXPO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO), tiene como visión, ser una institución de educación superior que conjuga aspiraciones, conocimientos, habilidades, competencias, valores, actividades, procedimientos, procesos y ambientes con los diversos sectores sociales y el Estado, con el propósito de:

- Dar formación permanente e integral, fundamentalmente, en el área de la ingeniería y la tecnología con un alto nivel de calidad.
- Generar, divulgar y aplicar conocimiento socialmente significativo y dar un uso social a ese conocimiento.

Contribuyendo así con el desarrollo del país, generando comportamientos ciudadanos de democracia y participación, formando profesionales en el área tecnológica, creando ocupaciones de calidad, introduciendo modificaciones en el proceso productivo, estimulando el desarrollo tecnológico, interviniendo en la corrección de desequilibrios sociales, asegurando la base de sustentación ecológica y aportando soluciones, políticamente viables e históricamente relevantes, a las necesidades de transformación de la sociedad para la construcción de un futuro mejor.

Para este año la UNEXPO, estima lo siguiente:

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.
- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la UNEXPO, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**570.984.587**
INGRESOS CORRIENTES ORDINARIOS	570.984.587
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.728.862
Venta de otros bienes y servicios	3.728.862
TRANSFERENCIAS CORRIENTES	567.255.725
Transferencias corrientes del sector público	567.255.725
Transferencias corrientes internas recibidas del sector público	567.255.725
De la República	567.255.725
TOTAL RECURSOS	**570.984.587**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**536.517.715**
GASTOS DE CONSUMO	371.854.263
Remuneraciones	211.349.291
Sueldos, salarios y otras retribuciones	81.355.100
Beneficios y complementos de sueldos y salarios	61.860.244
Aportes patronales	3.386.403
Asistencia socioeconómica	64.747.544
Compra de bienes y servicios	139.342.181
Bienes de consumo	11.067.800
Servicios no personales	128.274.381
Impuestos indirectos	21.162.791
TRANSFERENCIAS Y DONACIONES CORRIENTES	164.663.452
Al sector privado	160.409.034
Transferencias corrientes al sector privado	160.409.034
Directas a personas	158.823.804
Pensiones y otros beneficios asociados	18.494.290
Jubilaciones y otros beneficios asociados	110.492.930
Otras transferencias directas a personas	29.836.584
A instituciones sin fines de lucro	1.577.230
Otras transferencias corrientes internas al sector privado	8.000
Al sector público	4.254.418
Transferencias corrientes al sector público	4.254.418
A los entes descentralizados sin fines empresariales para sus gastos	4.254.418
GASTOS DE CAPITAL	**6.336.244**
INVERSIÓN REAL DIRECTA	6.336.244
Formación bruta de capital fijo	6.336.244
Maquinaria, equipos y otros bienes muebles	5.987.838
Construcciones de bienes de dominio privado	348.406
APLICACIONES FINANCIERAS	**28.130.628**
DISMINUCIÓN DE PASIVOS	28.130.628
Disminución de otros pasivos	28.130.628
Disminución de provisiones y reservas técnicas	28.130.628
Disminución de provisiones	28.130.628
Disminución de otras provisiones	28.130.628
TOTAL GASTOS	**570.984.587**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121898	Formación de Postgrado o Estudios Avanzados	matricula			891	2.673.552	3.816.268			6.489.820
121938	Intercambio y Gestión del Conocimiento con la Sociedad	persona			700	160.000	4.115.596			4.275.596
122480	Desarrollo y Mantenimiento de Infraestructura	metro cuadrado			574.695		17.475.367			17.475.367
122485	Sistema de Recursos para la Formación e Intercambio Académico	usuario	427.515	867.985	1.295.500		11.375.979			11.375.979
122520	Formación de Estudiantes en Carreras	matricula			18.427	644.000	86.619.628			87.263.628
122642	Investigación, Innovación y Gestión del Conocimiento	investigación			241	25.000	532.179			557.179
122645	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			2.441.776		167.532.447			167.532.447
	TOTAL					3.502.552	291.467.464			294.970.016

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		82.915.272			82.915.272
02	Gestión administrativa	226.310	63.885.769			64.112.079
03	Previsión y protección social		128.987.220			128.987.220
	TOTAL	226.310	275.788.261			276.014.571

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**801**	**814**	**546**	**2.161**	**68.943.010**	**1.246.580**	**70.189.590**
Alto Nivel y de Dirección	1			1	72.320	13.740	86.060
Directivo	20	22		42	2.346.980		2.346.980
Profesional y Técnico	402	203	41	646	20.651.330		20.651.330
Personal Administrativo	137	52	29	218	4.883.850		4.883.850
Personal Docente	162	329	442	933	34.335.810	1.232.840	35.568.650
Obrero	79	208	34	321	6.652.720		6.652.720
Personal Fijo a Tiempo Parcial	**9**	**49**	**10**	**68**	**1.061.720**		**1.061.720**
Profesional y Técnico	6	22	10	38	583.700		583.700
Personal Administrativo		2		2	34.880		34.880
Personal Docente	3	25		28	443.140		443.140
Personal Contratado	**7**	**25**		**32**	**833.790**		**833.790**
Profesional y Técnico	5	3		8	240.130		240.130
Personal Administrativo		3		3	62.940		62.940
Personal Docente		16		16	428.320		428.320
Obrero	2	3		5	102.400		102.400
TOTAL	**817**	**888**	**556**	**2.261**	**70.838.520**	**1.246.580**	**72.085.100**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**57**	**180**	**237**	**18.494.290**
Alto Nivel y de Dirección		1	1	5.510
Obreros	11	63	74	3.989.418
Empleados	34	22	56	3.276.794
Docentes	12	94	106	11.222.568
Jubilados	**497**	**666**	**1.163**	**110.492.930**
Alto Nivel y de Dirección		1	1	583.000
Obreros	80	143	223	13.331.032
Empleados	253	95	348	26.108.660
Docentes	164	427	591	70.470.238
TOTAL	**554**	**846**	**1.400**	**128.987.220**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	211.349.291
4.02	Materiales, suministros y mercancías	11.067.800
4.03	Servicios no personales	149.437.172
4.04	Activos reales	6.336.244
4.07	Transferencias y donaciones	164.663.452
4.11	Disminución de pasivos	28.130.628
	TOTAL	**570.984.587**

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**570.984.587**
INGRESOS CORRIENTES ORDINARIOS	570.984.587
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.728.862
Venta de otros bienes y servicios	3.728.862
TRANSFERENCIAS CORRIENTES	567.255.725
Transferencias corrientes del sector público	567.255.725
Transferencias corrientes internas recibidas del sector público	567.255.725
De la República	567.255.725
Recursos Ordinarios	462.289.392
Gestión Fiscal	104.966.333
1.2 GASTOS CORRIENTES	**536.517.715**
GASTOS DE CONSUMO	371.854.263
Remuneraciones	211.349.291
Sueldos, salarios y otras retribuciones	81.355.100
Beneficios y complementos de sueldos y salarios	61.860.244
Aportes patronales	3.386.403
Asistencia socioeconómica	64.747.544
Compra de bienes y servicios	139.342.181
Bienes de consumo	11.067.800
Servicios no personales	128.274.381
Impuestos indirectos	21.162.791
TRANSFERENCIAS Y DONACIONES CORRIENTES	164.663.452
Al sector privado	160.409.034
Transferencias corrientes al sector privado	160.409.034
Directas a personas	158.823.804
Pensiones y otros beneficios asociados	18.494.290
Jubilaciones y otros beneficios asociados	110.492.930
Otras transferencias directas a personas	29.836.584
A instituciones sin fines de lucro	1.577.230
Otras transferencias corrientes internas al sector privado	8.000
Al sector público	4.254.418
Transferencias corrientes al sector público	4.254.418
A los entes descentralizados sin fines empresariales para sus gastos	4.254.418
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**34.466.872**

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**34.466.872**
RECURSOS PROPIOS DE CAPITAL	34.466.872
Ahorro/ Desahorro en cuenta corriente	34.466.872
2.2 GASTOS DE CAPITAL	**6.336.244**
INVERSIÓN REAL DIRECTA	6.336.244
Formación bruta de capital fijo	6.336.244
Maquinaria, equipos y otros bienes muebles	5.987.838
Construcciones de bienes de dominio privado	348.406
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**28.130.628**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**28.130.628**
SUPERÁVIT FINANCIERO	28.130.628
3.2 APLICACIONES FINANCIERAS	**28.130.628**
DISMINUCIÓN DE PASIVOS	28.130.628
Disminución de otros pasivos	28.130.628
Disminución de provisiones y reservas técnicas	28.130.628
Disminución de provisiones	28.130.628
Disminución de otras provisiones	28.130.628

A0082
Universidad de Oriente (UDO)

UNIVERSIDAD DE ORIENTE (UDO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad de Oriente (UDO) se define como un sistema de educación universitaria al servicio del país con objetivos comunes a las demás universidades venezolanas y del mundo. No obstante, es única en su género, experimental y autónoma, innovadora en la creación de la unidad profesional de Cursos Básicos, la departamentalización, los lapsos semestrales, el sistema de unidades de créditos, los cursos intensivos, etc., desarrollando investigación científica, docencia y extensión en todos los aspectos del conocimiento, que contempla sus programas educativos de pre y postgrado. Es casi una antítesis de la universidad tradicional cuyo campus tiene su sede en los núcleos universitarios ubicados en los Estados Anzoátegui, Bolívar, Monagas, Nueva Esparta, y Sucre, asumiendo así la responsabilidad de la educación Universitaria y desde su inicio motor fundamental del desarrollo integral en toda la región insular nororiental y sur del país, en función de las condiciones posibilidades y tendencias de desarrollo de cada uno de los Estados Orientales donde funcionan.

Para este año la UDO estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

Presupuestariamente la UDO, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.370.275.943**
INGRESOS CORRIENTES ORDINARIOS	1.370.275.943
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.944.847
Venta de otros bienes y servicios	8.944.847
TRANSFERENCIAS CORRIENTES	1.361.331.096
Transferencias corrientes del sector público	1.361.331.096
Transferencias corrientes internas recibidas del sector público	1.361.331.096
De la República	1.361.331.096
TOTAL RECURSOS	**1.370.275.943**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.304.461.027**
GASTOS DE CONSUMO	936.426.814
Remuneraciones	783.955.046
Sueldos, salarios y otras retribuciones	308.845.173
Beneficios y complementos de sueldos y salarios	171.770.960
Aportes patronales	52.937.808
Prestaciones sociales y otras indemnizaciones	70.637.433
Asistencia socioeconómica	168.506.873
Otros gastos de personal	11.256.799
Compra de bienes y servicios	135.319.307
Bienes de consumo	72.747.518
Servicios no personales	62.571.789
Impuestos indirectos	17.152.461
TRANSFERENCIAS Y DONACIONES CORRIENTES	368.034.213
Al sector privado	368.034.213
Transferencias corrientes al sector privado	368.034.213
Directas a personas	368.034.213
Pensiones y otros beneficios asociados	39.516.793
Jubilaciones y otros beneficios asociados	247.448.133
Otras transferencias directas a personas	81.069.287
GASTOS DE CAPITAL	**65.044.351**
INVERSIÓN REAL DIRECTA	65.044.351
Formación bruta de capital fijo	65.044.351
Maquinaria, equipos y otros bienes muebles	64.996.851
Construcciones de bienes de dominio privado	47.500
APLICACIONES FINANCIERAS	**770.565**
DISMINUCIÓN DE PASIVOS	770.565
Disminución de cuentas y efectos por pagar	770.565
Disminución de cuentas y efectos por pagar a corto plazo	770.565
Disminución de sueldos, salarios y otras remuneraciones por pagar	770.565
TOTAL GASTOS	**1.370.275.943**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121283	Formación en Carreras	matricula			82.338	6.394.795	424.010.859			430.405.654
122765	Investigación, Innovación y Gestión del Conocimiento	investigación			130		26.981.474			26.981.474
122822	Sistema de Recursos e intercambio académico	usuario	951.209	31.129	982.338		26.168.268			26.168.268
122862	Formación en post grado o estudios avanzado	matricula			3.633		5.924.824			5.924.824
122876	Sistema de Apoyo al Desarrollo Estudiantil	usuario	51.209	31.129	82.338		161.275.420			161.275.420
122994	Desarrollo y Manteniendo de la Infraestructura	metro cuadrado			198.561		40.478.273			40.478.273
123000	Intercambio y Gestión del conocimiento con la sociedad	estudiante			82.338		51.188.377			51.188.377
123089	Territorialización y Municipalización de la Educación Universitaria	proyecto de investigación			10		1.000.000			1.000.000
	TOTAL					6.394.795	737.027.495			743.422.290

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		248.178.195			248.178.195
02	Gestión administrativa	2.550.052	89.160.480			91.710.532
03	Previsión y protección social		286.964.926			286.964.926
	TOTAL	2.550.052	624.303.601			626.853.653

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.894**	**2.778**		**5.672**	**237.979.920**	**5.306.787**	**243.286.707**
Alto Nivel y de Dirección	1			1	86.784		86.784
Directivo	144	141		285	31.369.068		31.369.068
Profesional y Técnico	661	472		1.133	42.047.748	2.072.484	44.120.232
Personal Administrativo	420	167		587	20.066.796	1.101.552	21.168.348
Personal Docente	1.202	977		2.179	104.727.060	2.132.751	106.859.811
Obrero	466	1.021		1.487	39.682.464		39.682.464
Personal Fijo a Tiempo Parcial	**96**	**121**		**217**	**7.411.488**		**7.411.488**
Profesional y Técnico	29	37		66	5.294.748		5.294.748
Personal Administrativo	6	2		8	109.452		109.452
Personal Docente	61	82		143	2.007.288		2.007.288
Personal Contratado	**574**	**415**		**989**	**38.180.676**		**38.180.676**
Profesional y Técnico	59	47		106	3.681.168		3.681.168
Personal Administrativo	57	24		81	1.990.656		1.990.656
Personal Docente	377	228		605	27.664.092		27.664.092
Obrero	81	116		197	4.844.760		4.844.760
TOTAL	**3.564**	**3.314**		**6.878**	**283.572.084**	**5.306.787**	**288.878.871**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**703**	**146**	**849**	**39.516.793**
Obreros	289	53	342	12.160.844
Empleados	200	58	258	12.057.016
Docentes	214	35	249	15.298.933
Jubilados	**1.314**	**1.955**	**3.269**	**247.448.133**
Alto Nivel y de Dirección	1	6	7	1.005.612
Obreros	191	621	812	38.149.396
Empleados	722	531	1.253	80.690.698
Docentes	400	797	1.197	127.602.427
TOTAL	**2.017**	**2.101**	**4.118**	**286.964.926**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	783.955.046
4.02	Materiales, suministros y mercancías	72.747.518
4.03	Servicios no personales	79.724.250
4.04	Activos reales	65.044.351
4.07	Transferencias y donaciones	368.034.213
4.11	Disminución de pasivos	770.565
	TOTAL	**1.370.275.943**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.370.275.943**
INGRESOS CORRIENTES ORDINARIOS	1.370.275.943
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.944.847
Venta de otros bienes y servicios	8.944.847
TRANSFERENCIAS CORRIENTES	1.361.331.096
Transferencias corrientes del sector público	1.361.331.096
Transferencias corrientes internas recibidas del sector público	1.361.331.096
De la República	1.361.331.096
Recursos Ordinarios	1.109.427.150
Gestión Fiscal	251.903.946
1.2 GASTOS CORRIENTES	**1.304.461.027**
GASTOS DE CONSUMO	936.426.814
Remuneraciones	783.955.046
Sueldos, salarios y otras retribuciones	308.845.173
Beneficios y complementos de sueldos y salarios	171.770.960
Aportes patronales	52.937.808
Prestaciones sociales y otras indemnizaciones	70.637.433
Asistencia socioeconómica	168.506.873
Otros gastos de personal	11.256.799
Compra de bienes y servicios	135.319.307
Bienes de consumo	72.747.518
Servicios no personales	62.571.789
Impuestos indirectos	17.152.461
TRANSFERENCIAS Y DONACIONES CORRIENTES	368.034.213
Al sector privado	368.034.213
Transferencias corrientes al sector privado	368.034.213
Directas a personas	368.034.213
Pensiones y otros beneficios asociados	39.516.793
Jubilaciones y otros beneficios asociados	247.448.133
Otras transferencias directas a personas	81.069.287
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**65.814.916**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**65.814.916**
RECURSOS PROPIOS DE CAPITAL	65.814.916
Ahorro/ Desahorro en cuenta corriente	65.814.916
2.2 GASTOS DE CAPITAL	**65.044.351**
INVERSIÓN REAL DIRECTA	65.044.351
Formación bruta de capital fijo	65.044.351
Maquinaria, equipos y otros bienes muebles	64.996.851
Construcciones de bienes de dominio privado	47.500
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**770.565**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**770.565**
SUPERÁVIT FINANCIERO	770.565
3.2 APLICACIONES FINANCIERAS	**770.565**
DISMINUCIÓN DE PASIVOS	770.565
Disminución de cuentas y efectos por pagar	770.565
Disminución de cuentas y efectos por pagar a corto plazo	770.565
Disminución de sueldos, salarios y otras remuneraciones por pagar	770.565

A0083

Universidad de Los Andes (ULA)

UNIVERSIDAD DE LOS ANDES (ULA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad de Los Andes (ULA), es una institución nacional de Educación Universitaria, pública y autónoma, al servicio de la Nación y como tal, le corresponde colaborar en la orientación de la dinámica tanto de la región andina como del país, mediante su contribución intelectual en el esclarecimiento de los problemas y el desarrollo de los potenciales regionales y nacionales, realizando una función rectora en la educación, la cultura, las artes y la ciencia, como parte del Sistema Nacional de Educación Universitaria.

En este sentido, sus actividades están dirigidas a crear, asimilar, enseñar y difundir el saber científico, tecnológico y humanístico, mediante la investigación, el desarrollo, la innovación, la docencia y la extensión, organizándose funcionalmente dentro de una estrecha coordinación con las demás instituciones del sistema a nivel nacional y de la región andina, con el fin de formar los equipos profesionales y técnicos que juzgue necesarios para el desarrollo y progreso de la Nación y la Región.

Para este año ULA, estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

La estructura presupuestaria vigente está conformada por los proyectos institucionales como conjunto delimitado de acciones y recursos que permiten a la Institución en el año 2014, el logro de resultados para los cuales fueron concebidos. Se establecen también las acciones centralizadas necesarias para garantizar el funcionamiento de la Institución, así como el cumplimiento de otros compromisos del Estado.

Presupuestariamente ULA, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**2.058.846.285**
INGRESOS CORRIENTES ORDINARIOS	2.058.846.285
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	131.955.646
Venta de otros bienes y servicios	131.955.646
INGRESOS DE LA PROPIEDAD	16.591.478
Intereses	14.587.478
Intereses internos	14.587.478
Intereses por depósitos	14.587.478
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	2.004.000
Alquileres	2.004.000
TRANSFERENCIAS CORRIENTES	1.909.418.761
Transferencias corrientes internas recibidas del sector privado	3.770.435
De instituciones sin fines de lucro	3.770.435
Transferencias corrientes del sector público	1.905.648.326
Transferencias corrientes internas recibidas del sector público	1.905.648.326
De la República	1.905.648.326
OTROS INGRESOS	880.400
Otros ingresos ordinarios	880.400
INGRESOS DE CAPITAL	**80.000**
RECURSOS PROPIOS DE CAPITAL	80.000
Venta y/o desincorporación de activos fijos	80.000
De activos fijos	80.000
FUENTES DE FINANCIAMIENTO	**5.350.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.350.000
Disminución de otros activos financieros	5.350.000
Disminución de disponibilidades	5.350.000
Disminución de caja	5.350.000
TOTAL RECURSOS	**2.064.276.285**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.952.539.622**
GASTOS DE CONSUMO	1.457.533.779
Remuneraciones	1.147.854.563
Sueldos, salarios y otras retribuciones	316.735.755
Beneficios y complementos de sueldos y salarios	87.397.420
Aportes patronales	51.962.634
Prestaciones sociales y otras indemnizaciones	150.993.011
Asistencia socioeconómica	277.914.357
Otros gastos de personal	262.851.386
Compra de bienes y servicios	309.679.216
Bienes de consumo	154.268.297
Servicios no personales	155.410.919
TRANSFERENCIAS Y DONACIONES CORRIENTES	495.005.843
Al sector privado	494.456.599
Transferencias corrientes al sector privado	494.456.599
Directas a personas	462.574.559
Pensiones y otros beneficios asociados	10.310.512
Jubilaciones y otros beneficios asociados	382.801.314
Otras transferencias directas a personas	69.462.733
A instituciones sin fines de lucro	8.717.917
A empresas privadas	1.193.247
Otras transferencias corrientes internas al sector privado	21.970.876
Al sector público	503.954
Transferencias corrientes al sector público	503.954
A los entes descentralizados sin fines empresariales para sus gastos	3.954
A instituciones de protección social	500.000
Al sector externo	45.290
Transferencias corrientes al exterior	45.290
A instituciones sin fines de lucro	45.290
GASTOS DE CAPITAL	**82.054.794**
INVERSIÓN REAL DIRECTA	82.054.794
Formación bruta de capital fijo	81.226.134
Edificios e instalaciones	250.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Maquinaria, equipos y otros bienes muebles	38.709.887
Bienes preexistentes	7.406.577
Construcciones de bienes de dominio privado	34.859.670
Tierras y terrenos	400.000
Bienes intangibles	428.660
APLICACIONES FINANCIERAS	**29.681.869**
DISMINUCIÓN DE PASIVOS	29.681.869
Disminución de cuentas y efectos por pagar	29.681.869
Disminución de cuentas y efectos por pagar a corto plazo	6.541.156
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.541.156
Disminución de otras cuentas y efectos por pagar	23.140.713
Disminución de otras cuentas por pagar a corto plazo	23.140.713
TOTAL GASTOS	**2.064.276.285**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121172	Formación de estudiantes en carreras	matricula			47.953	53.753.045	343.512.446			397.265.491
121305	Formación en post grado o estudios avanzados	matricula			4.283	9.304.125	39.346.018			48.650.143
121373	Investigación, innovación y gestión del conocimiento	investigación			1.674	11.642.254	48.741.310			60.383.564
121392	Sistema de recursos para la formación e intercambio académico	usuario	664.788	443.193	3.495.097	242.400	37.200.859			37.443.259
121429	Sistema de Apoyo al Desarrollo Estudiantil	servicio			2.329.025		224.412.642			224.412.642
121496	Intercambio y Gestión del Conocimiento con la Sociedad	comunidad			1.050	19.145.217	20.482.471			39.627.688
121502	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			174.693	200.000	45.816.795			46.016.795
	TOTAL					94.287.041	759.512.541			853.799.582

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	7.528.350	657.774.200			665.302.550
02	Gestión administrativa	53.042.133	95.249.759		3.770.435	152.062.327
03	Previsión y protección social		393.111.826			393.111.826
	TOTAL	60.570.483	1.146.135.785		3.770.435	1.210.476.703

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.399**	**4.024**	**84**	**7.507**	**279.348.048**	**9.955.030**	**289.303.078**
Alto Nivel y de Dirección		1		1	21.876		21.876
Profesional y Técnico	1.137	678	14	1.829	66.339.624		66.339.624
Personal Administrativo	511	205	5	721	17.892.744		17.892.744
Personal Docente	829	1.084	54	1.967	121.416.600	9.955.030	131.371.630
Obrero	922	2.056	11	2.989	73.677.204		73.677.204
Personal Fijo a Tiempo Parcial	**17**	**24**	**2**	**43**	**888.168**		**888.168**
Profesional y Técnico	12	11	2	25	534.252		534.252
Personal Administrativo	4			4	50.544		50.544
Personal Docente	1	12		13	291.084		291.084
Obrero		1		1	12.288		12.288
Personal Contratado	**296**	**663**		**959**	**21.925.404**		**21.925.404**
Personal Docente	296	663		959	21.925.404		21.925.404
TOTAL	**3.712**	**4.711**	**86**	**8.509**	**302.161.620**	**9.955.030**	**312.116.650**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**117**	**84**	**201**	**10.310.512**
Obreros	27	59	86	3.787.126
Empleados	77	19	96	5.398.008
Docentes	13	6	19	1.125.378
Jubilados	**2.050**	**3.268**	**5.318**	**382.801.314**
Obreros	191	978	1.169	49.217.665
Empleados	1.143	790	1.933	104.407.865
Docentes	716	1.500	2.216	229.175.784
TOTAL	**2.167**	**3.352**	**5.519**	**393.111.826**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.147.854.563
4.02	Materiales, suministros y mercancías	154.268.297
4.03	Servicios no personales	155.410.919
4.04	Activos reales	82.054.794
4.07	Transferencias y donaciones	495.005.843
4.11	Disminución de pasivos	29.681.869
	TOTAL	**2.064.276.285**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.058.846.285**
INGRESOS CORRIENTES ORDINARIOS	2.058.846.285
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	131.955.646
Venta de otros bienes y servicios	131.955.646
INGRESOS DE LA PROPIEDAD	16.591.478
Intereses	14.587.478
Intereses internos	14.587.478
Intereses por depósitos	14.587.478
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	2.004.000
Alquileres	2.004.000
TRANSFERENCIAS CORRIENTES	1.909.418.761
Transferencias corrientes internas recibidas del sector privado	3.770.435
De instituciones sin fines de lucro	3.770.435
Transferencias corrientes del sector público	1.905.648.326
Transferencias corrientes internas recibidas del sector público	1.905.648.326
De la República	1.905.648.326
Recursos Ordinarios	1.553.022.613
Gestión Fiscal	352.625.713
OTROS INGRESOS	880.400
Otros ingresos ordinarios	880.400
1.2 GASTOS CORRIENTES	**1.952.539.622**
GASTOS DE CONSUMO	1.457.533.779
Remuneraciones	1.147.854.563
Sueldos, salarios y otras retribuciones	316.735.755
Beneficios y complementos de sueldos y salarios	87.397.420
Aportes patronales	51.962.634
Prestaciones sociales y otras indemnizaciones	150.993.011
Asistencia socioeconómica	277.914.357
Otros gastos de personal	262.851.386
Compra de bienes y servicios	309.679.216

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Bienes de consumo	154.268.297
Servicios no personales	155.410.919
TRANSFERENCIAS Y DONACIONES CORRIENTES	495.005.843
Al sector privado	494.456.599
Transferencias corrientes al sector privado	494.456.599
Directas a personas	462.574.559
Pensiones y otros beneficios asociados	10.310.512
Jubilaciones y otros beneficios asociados	382.801.314
Otras transferencias directas a personas	69.462.733
A instituciones sin fines de lucro	8.717.917
A empresas privadas	1.193.247
Otras transferencias corrientes internas al sector privado	21.970.876
Al sector público	503.954
Transferencias corrientes al sector público	503.954
A los entes descentralizados sin fines empresariales para sus gastos	3.954
A instituciones de protección social	500.000
Al sector externo	45.290
Transferencias corrientes al exterior	45.290
A instituciones sin fines de lucro	45.290
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**106.306.663**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**106.386.663**
RECURSOS PROPIOS DE CAPITAL	106.386.663
Ahorro/ Desahorro en cuenta corriente	106.306.663
Venta y/o desincorporación de activos fijos	80.000
De activos fijos	80.000
2.2 GASTOS DE CAPITAL	**82.054.794**
INVERSIÓN REAL DIRECTA	82.054.794
Formación bruta de capital fijo	81.226.134
Edificios e instalaciones	250.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Maquinaria, equipos y otros bienes muebles	38.709.887
Bienes preexistentes	7.406.577
Construcciones de bienes de dominio privado	34.859.670
Tierras y terrenos	400.000
Bienes intangibles	428.660
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**24.331.869**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**29.681.869**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.350.000
Disminución de otros activos financieros	5.350.000
Disminución de disponibilidades	5.350.000
Disminución de caja	5.350.000
SUPERÁVIT FINANCIERO	24.331.869
3.2 APLICACIONES FINANCIERAS	**29.681.869**
DISMINUCIÓN DE PASIVOS	29.681.869
Disminución de cuentas y efectos por pagar	29.681.869
Disminución de cuentas y efectos por pagar a corto plazo	6.541.156
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.541.156
Disminución de otras cuentas y efectos por pagar	23.140.713
Disminución de otras cuentas por pagar a corto plazo	23.140.713

A0084

Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS CENTRALES RÓMULO GALLEGOS (UNERG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG), se define como una Institución que sustenta los principios y fines enmarcados en la Constitución de la República Bolivariana de Venezuela, Ley de Universidades y sus propios Reglamentos; por consiguiente para cumplir y hacer cumplir su misión, visión, objetivo y políticas, está obligada a una transformación proactiva, sinérgica, interdependiente, a través de la innovación, creatividad y epistemología, en las modalidades de enseñanza aprendizaje significativo y a relacionar éste proceso con las actividades productivas, para el desempeño de la vida de los futuros profesionales, vinculadas a las necesidades reales y sentidas de la región de los Llanos Centrales, garantizando el desarrollo humanista, social, económico, educativo, axiológico, cultural y político de la población.

Para este año la UNERG estima lo siguiente:

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la UNERG, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**307.592.858**
INGRESOS CORRIENTES ORDINARIOS	307.592.858
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de bienes	100.000
Ingresos por la venta de publicaciones oficiales y formularios	100.000
TRANSFERENCIAS CORRIENTES	307.492.858
Transferencias corrientes del sector público	307.492.858
Transferencias corrientes internas recibidas del sector público	307.492.858
De la República	307.492.858
TOTAL RECURSOS	**307.592.858**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**287.315.920**
GASTOS DE CONSUMO	254.131.181
Remuneraciones	211.643.129
Sueldos, salarios y otras retribuciones	123.729.346
Beneficios y complementos de sueldos y salarios	41.616.542
Aportes patronales	16.458.597
Asistencia socioeconómica	29.838.644
Compra de bienes y servicios	38.409.256
Bienes de consumo	4.533.521
Servicios no personales	33.875.735
Impuestos indirectos	4.078.796
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.184.739
Al sector privado	32.684.739
Transferencias corrientes al sector privado	28.633.510
Directas a personas	26.047.510
Pensiones y otros beneficios asociados	4.544.375
Jubilaciones y otros beneficios asociados	21.203.135
Otras transferencias directas a personas	300.000
A instituciones sin fines de lucro	2.586.000
Donaciones corrientes al sector privado	4.051.229
Donaciones a personas	4.051.229
Al sector público	500.000
Transferencias corrientes al sector público	500.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	500.000
GASTOS DE CAPITAL	**2.613.103**
INVERSIÓN REAL DIRECTA	2.613.103
Formación bruta de capital fijo	2.604.103
Maquinaria, equipos y otros bienes muebles	1.897.103
Construcciones de bienes de dominio privado	707.000
Bienes intangibles	9.000
APLICACIONES FINANCIERAS	**17.663.835**
DISMINUCIÓN DE PASIVOS	17.663.835
Disminución de otros pasivos	17.663.835
TOTAL GASTOS	**307.592.858**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Cantidad: Fem.	Cantidad: Masc.	Cantidad: Total	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
121825	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matricula			10.011		7.329.602			7.329.602
122089	Formación de Estudiantes en Carreras	matricula			59.155		105.108.287			105.108.287
122126	Investigación, Innovación y Gestión del Conocimiento	investigación			72		3.575.679			3.575.679
122168	Territorialización y Municipalización de la Educación Universitaria	plan			1		60.000			60.000
122195	Formación en Postgrado o Estudios Avanzados	matricula			9.074		1.139.475			1.139.475
122245	Sistema de Recursos para la Formación e Intercambio Académico	usuario	38.803	30.363	69.166		5.261.013			5.261.013
122257	Sistema de Apoyo al Desarrollo Estudiantil	servicio			69.166		57.852.219			57.852.219
122263	Desarrollo y Mantenimiento de la infraestructura	metro cuadrado			108.188		19.302.284			19.302.284
122265	Intercambio y Gestión del Conocimiento con la Sociedad	usuario	6.720	5.520	12.240		2.399.017			2.399.017
	TOTAL						202.027.576			202.027.576

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		45.709.657			45.709.657
02	Gestión administrativa	100.000	34.008.115			34.108.115
03	Previsión y protección social		25.747.510			25.747.510
	TOTAL	100.000	105.465.282			105.565.282

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**703**	**748**		**1.451**	**56.031.348**	**1.791.437**	**57.822.785**
Alto Nivel y de Dirección	1			1	70.968	13.484	84.452
Directivo	50	67		117	6.080.136	367.387	6.447.523
Profesional y Técnico	145	149		294	10.547.640		10.547.640
Personal Administrativo	177	87		264	6.704.496		6.704.496
Personal Docente	202	246		448	24.585.648	1.410.566	25.996.214
Obrero	128	199		327	8.042.460		8.042.460
Personal Fijo a Tiempo Parcial	**543**	**1.359**		**1.902**	**31.798.188**	**169.235**	**31.967.423**
Profesional y Técnico	2	17		19	347.304	4.091	351.395
Personal Administrativo	2			2	24.576		24.576
Personal Docente	539	1.342		1.881	31.426.308	165.144	31.591.452
Personal Contratado	**211**	**226**		**437**	**7.344.840**		**7.344.840**
Personal Docente	211	226		437	7.344.840		7.344.840
TOTAL	**1.457**	**2.333**		**3.790**	**95.174.376**	**1.960.672**	**97.135.048**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**64**	**21**	**85**	**4.544.375**
Obreros	10	6	16	733.686
Empleados	45	9	54	3.051.908
Docentes	9	6	15	758.781
Jubilados	**136**	**118**	**254**	**21.203.135**
Obreros	14	29	43	2.313.926
Empleados	76	37	113	8.311.569
Docentes	46	52	98	10.577.640
TOTAL	**200**	**139**	**339**	**25.747.510**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	211.643.129
4.02	Materiales, suministros y mercancías	4.533.521
4.03	Servicios no personales	37.954.531
4.04	Activos reales	2.613.103
4.07	Transferencias y donaciones	33.184.739
4.11	Disminución de pasivos	17.663.835
	TOTAL	**307.592.858**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**307.592.858**
INGRESOS CORRIENTES ORDINARIOS	307.592.858
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de bienes	100.000
Ingresos por la venta de publicaciones oficiales y formularios	100.000
TRANSFERENCIAS CORRIENTES	307.492.858
Transferencias corrientes del sector público	307.492.858
Transferencias corrientes internas recibidas del sector público	307.492.858
De la República	307.492.858
Recursos Ordinarios	250.593.670
Gestión Fiscal	56.899.188
1.2 GASTOS CORRIENTES	**287.315.920**
GASTOS DE CONSUMO	254.131.181
Remuneraciones	211.643.129
Sueldos, salarios y otras retribuciones	123.729.346
Beneficios y complementos de sueldos y salarios	41.616.542
Aportes patronales	16.458.597
Asistencia socioeconómica	29.838.644
Compra de bienes y servicios	38.409.256
Bienes de consumo	4.533.521
Servicios no personales	33.875.735
Impuestos indirectos	4.078.796
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.184.739
Al sector privado	32.684.739
Transferencias corrientes al sector privado	28.633.510
Directas a personas	26.047.510
Pensiones y otros beneficios asociados	4.544.375
Jubilaciones y otros beneficios asociados	21.203.135
Otras transferencias directas a personas	300.000
A instituciones sin fines de lucro	2.586.000
Donaciones corrientes al sector privado	4.051.229

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones a personas	4.051.229
Al sector público	500.000
Transferencias corrientes al sector público	500.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**20.276.938**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**20.276.938**
RECURSOS PROPIOS DE CAPITAL	20.276.938
Ahorro/ Desahorro en cuenta corriente	20.276.938
2.2 GASTOS DE CAPITAL	**2.613.103**
INVERSIÓN REAL DIRECTA	2.613.103
Formación bruta de capital fijo	2.604.103
Maquinaria, equipos y otros bienes muebles	1.897.103
Construcciones de bienes de dominio privado	707.000
Bienes intangibles	9.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**17.663.835**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**17.663.835**
SUPERÁVIT FINANCIERO	17.663.835
3.2 APLICACIONES FINANCIERAS	**17.663.835**
DISMINUCIÓN DE PASIVOS	17.663.835
Disminución de otros pasivos	17.663.835
Disminución de provisiones y reservas técnicas	17.663.835
Disminución de provisiones	17.663.835
Disminución de provisiones para beneficios sociales	17.663.835

A0085

Universidad Nacional Experimental Rafael María Baralt (UNERMB)

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT (UNERMB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental "Rafael María Baralt" (UNERMB), es una institución con presencia en la región zuliana y estados circunvecinos, que a través de la docencia, investigación y extensión logra la transformación y desarrollo de la sociedad venezolana; por medio de procesos académicos y administrativos, basados en los principios de equidad, inclusión, justicia, respeto, cooperación, participación, calidad, pertinencia y formación integral; representando de esta manera la universidad social de Venezuela, mediante la transformación de valores individuales y sociales apoyados en un sistema educativo de calidad que garantice la accesibilidad del conocimiento para todos y todas, orientados al desarrollo científico, cultural y humanístico integral, para preservar y desarrollar la sociedad venezolana, latinoamericana y del caribe a través de programas educativos que aprovechen y potencien el talento humano, garantizando la formación integral y liberadora de los hombres y mujeres, la generación del conocimiento pertinente, y la vinculación de la institución con la sociedad, según los lineamientos emanados de los organismos superiores.

Para este año la UNERMB estima lo siguiente:

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.
- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.
- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la UNERMB, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**350.889.603**
INGRESOS CORRIENTES ORDINARIOS	350.889.603
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.000.000
Venta de otros bienes y servicios	12.000.000
TRANSFERENCIAS CORRIENTES	338.889.603
Transferencias corrientes del sector público	338.889.603
Transferencias corrientes internas recibidas del sector público	338.889.603
De la República	338.889.603
TOTAL RECURSOS	**350.889.603**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**323.808.259**
GASTOS DE CONSUMO	264.778.665
Remuneraciones	196.825.969
Sueldos, salarios y otras retribuciones	196.825.969
Compra de bienes y servicios	67.952.696
Bienes de consumo	11.238.204
Servicios no personales	56.714.492
TRANSFERENCIAS Y DONACIONES CORRIENTES	59.029.594
Al sector privado	52.083.756
Transferencias corrientes al sector privado	52.083.756
Directas a personas	52.083.756
Pensiones y otros beneficios asociados	1.926.631
Jubilaciones y otros beneficios asociados	38.518.325
Otras transferencias directas a personas	11.638.800
Al sector público	6.945.838
Transferencias corrientes al sector público	6.945.838
A los entes descentralizados sin fines empresariales para sus gastos	4.404.166
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	2.541.672
GASTOS DE CAPITAL	**16.005.017**
INVERSIÓN REAL DIRECTA	16.005.017
Formación bruta de capital fijo	16.005.017
Maquinaria, equipos y otros bienes muebles	16.005.017
APLICACIONES FINANCIERAS	**11.076.327**
DISMINUCIÓN DE PASIVOS	11.076.327
Disminución de cuentas y efectos por pagar	11.076.327
Disminución de cuentas y efectos por pagar a corto plazo	11.076.327
Disminución de sueldos, salarios y otras remuneraciones por pagar	11.076.327
TOTAL GASTOS	**350.889.603**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121629	Formación de Estudiantes a través de Carreras Tradicionales	matricula			37.540		119.608.696			119.608.696
121643	Formación de Estudiantes en los Programas Nacionales de Formación	matricula			9.218		1.416.407			1.416.407
121753	Formación en Postgrado o Estudiantes Avanzados	matricula			5.636	950.000	10.941.409			11.891.409
122597	Investigación, Innovación y Gestión del Conocimiento	investigación			81	350.000	5.315.458			5.665.458
122614	Dotación de Sistema de Recursos para la Formación Académica	usuario	5.792	5.000	10.792	1.000.000	9.181.062			10.181.062
122651	Fortalecimiento del Sistema de Apoyo al Desarrollo Estudiantil	estudiante			13.800		57.947.563			57.947.563
122746	Intercambio y Gestión del Conocimiento con la sociedad	persona			27.891	700.000	7.137.742			7.837.742
122918	Desarrollo y Mantenimiento de la Infraestructura Física	metro cuadrado			2.000	1.000.000	23.162.893			24.162.893
123100	Territorialización y Municipalización de la Educación Universitaria	proyecto de investigación			6	250.000	339.866			589.866
	TOTAL					**4.250.000**	**235.051.096**			**239.301.096**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		25.711.074			25.711.074
02	Gestión administrativa	7.750.000	37.682.477			45.432.477
03	Previsión y protección social		40.444.956			40.444.956
	TOTAL	**7.750.000**	**103.838.507**			**111.588.507**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**736**	**574**		**1.310**	**58.755.972**	**2.536.783**	**61.292.755**
Alto Nivel y de Dirección	1			1	86.784		86.784
Directivo	2	9		11	637.092	82.865	719.957
Profesional y Técnico	412	230		642	25.285.044		25.285.044
Personal Administrativo	23	17		40	991.728		991.728
Personal Docente	201	137		338	24.201.504	2.319.590	26.521.094
Personal de Investigación	5	6		11	809.868	82.440	892.308
Personal Médico	9			9	367.572	51.888	419.460
Obrero	83	175		258	6.376.380		6.376.380
Personal Fijo a Tiempo Parcial	**7**	**9**		**16**	**358.164**		**358.164**
Personal Administrativo		1		1	40.380		40.380
Personal Docente	7	8		15	317.784		317.784
Personal Contratado	**543**	**401**		**944**	**22.918.404**		**22.918.404**
Directivo	1	1		2	64.248		64.248
Personal Docente	542	400		942	22.854.156		22.854.156
TOTAL	**1.286**	**984**		**2.270**	**82.032.540**	**2.536.783**	**84.569.323**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**7**	**17**	**24**	**1.926.631**
Obreros		1	1	60.254
Empleados		2	2	120.488
Docentes	7	14	21	1.745.889
Jubilados	**217**	**117**	**334**	**38.518.325**
Obreros	16		16	1.279.836
Empleados	85	27	112	10.290.677
Docentes	116	90	206	26.947.812
TOTAL	**224**	**134**	**358**	**40.444.956**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	196.825.969
4.02	Materiales, suministros y mercancías	11.238.204
4.03	Servicios no personales	56.714.492
4.04	Activos reales	16.005.017
4.07	Transferencias y donaciones	59.029.594
4.11	Disminución de pasivos	11.076.327
	TOTAL	**350.889.603**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**350.889.603**
INGRESOS CORRIENTES ORDINARIOS	350.889.603
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.000.000
Venta de otros bienes y servicios	12.000.000
TRANSFERENCIAS CORRIENTES	338.889.603
Transferencias corrientes del sector público	338.889.603
Transferencias corrientes internas recibidas del sector público	338.889.603
De la República	338.889.603
Recursos Ordinarios	276.180.686
Gestión Fiscal	62.708.917
1.2 GASTOS CORRIENTES	**323.808.259**
GASTOS DE CONSUMO	264.778.665
Remuneraciones	196.825.969
Sueldos, salarios y otras retribuciones	196.825.969
Compra de bienes y servicios	67.952.696
Bienes de consumo	11.238.204
Servicios no personales	56.714.492
TRANSFERENCIAS Y DONACIONES CORRIENTES	59.029.594
Al sector privado	52.083.756
Transferencias corrientes al sector privado	52.083.756
Directas a personas	52.083.756
Pensiones y otros beneficios asociados	1.926.631
Jubilaciones y otros beneficios asociados	38.518.325
Otras transferencias directas a personas	11.638.800
Al sector público	6.945.838
Transferencias corrientes al sector público	6.945.838
A los entes descentralizados sin fines empresariales para sus gastos	4.404.166
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	2.541.672
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**27.081.344**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**27.081.344**
RECURSOS PROPIOS DE CAPITAL	27.081.344
Ahorro/ Desahorro en cuenta corriente	27.081.344
2.2 GASTOS DE CAPITAL	**16.005.017**
INVERSIÓN REAL DIRECTA	16.005.017
Formación bruta de capital fijo	16.005.017
Maquinaria, equipos y otros bienes muebles	16.005.017
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**11.076.327**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.076.327**
SUPERÁVIT FINANCIERO	11.076.327
3.2 APLICACIONES FINANCIERAS	**11.076.327**
DISMINUCIÓN DE PASIVOS	11.076.327
Disminución de cuentas y efectos por pagar	11.076.327
Disminución de cuentas y efectos por pagar a corto plazo	11.076.327
Disminución de sueldos, salarios y otras remuneraciones por pagar	11.076.327

A0086

Universidad Nacional Experimental Simón Bolívar (USB)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN BOLÍVAR (USB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental Simón Bolívar (USB) es una comunidad académica, innovadora, participativa, productiva y plural, en permanente aprendizaje y desarrollo, comprometida con la excelencia, cuya misión fundamental es contribuir significativamente con:

- La formación sustentada en valores éticos de ciudadanos libres, líderes emprendedores, de alta calidad profesional y humana, orientados hacia la creatividad, la innovación, la producción, la sensibilidad y la solidaridad social.

- La búsqueda y transmisión universal del saber, la generación, difusión y aplicación del conocimiento, dentro de un foro libre, abierto y crítico.

- La transferencia directa de su labor investigativa, académica, creativa y productiva, a manera de soluciones, respuestas a las necesidades y demandas de la sociedad a cuyo servicio se encuentra, en pos de un mundo mejor.

La USB, entiende esta misión como su particular manera de participar activamente en el logro de una sociedad más justa, y de promover el desarrollo armónico y sustentable de sus dimensiones sociales, políticas, culturales y económicas.

Para este año la USB estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la USB, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**739.785.580**
INGRESOS CORRIENTES ORDINARIOS	739.785.580
INGRESOS DE LA PROPIEDAD	3.700.000
Intereses	3.700.000
Intereses internos	3.700.000
Intereses por depósitos	3.700.000
TRANSFERENCIAS CORRIENTES	724.294.271
Transferencias corrientes del sector público	724.294.271
Transferencias corrientes internas recibidas del sector público	724.294.271
De la República	724.294.271
OTROS INGRESOS	11.791.309
Otros ingresos ajenos a la operación	4.990.650
Otros ingresos ordinarios	6.800.659
INGRESOS DE CAPITAL	**607.039**
RECURSOS PROPIOS DE CAPITAL	607.039
Incremento de la depreciación y amortización acumuladas	607.039
TOTAL RECURSOS	**740.392.619**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**740.110.767**
GASTOS DE CONSUMO	496.024.596
Remuneraciones	340.219.173
Sueldos, salarios y otras retribuciones	122.180.983
Beneficios y complementos de sueldos y salarios	103.546.125
Aportes patronales	73.748.241
Prestaciones sociales y otras indemnizaciones	40.565.021
Asistencia socioeconómica	178.803
Compra de bienes y servicios	154.572.249
Bienes de consumo	8.255.257
Servicios no personales	146.316.992
Impuestos indirectos	626.135
Depreciación y amortización	607.039
TRANSFERENCIAS Y DONACIONES CORRIENTES	244.086.171
Al sector privado	239.850.024
Transferencias corrientes al sector privado	239.482.785
Directas a personas	218.195.242
Pensiones y otros beneficios asociados	22.162.914
Jubilaciones y otros beneficios asociados	196.032.328
Otras transferencias corrientes internas al sector privado	21.287.543
Donaciones corrientes al sector privado	367.239
Donaciones a personas	338.439
Donaciones a instituciones sin fines de lucro	28.800
Al sector público	507.056
Donaciones corrientes al sector público	507.056
A los entes descentralizados sin fines empresariales	507.056
Al sector externo	3.729.091
Transferencias corrientes al exterior	3.729.091
Becas de capacitación e investigación en el exterior	3.573.499
A instituciones sin fines de lucro	2.880
A organismos internacionales	152.712
GASTOS DE CAPITAL	**281.852**
INVERSIÓN REAL DIRECTA	281.852
Formación bruta de capital fijo	281.852
Maquinaria, equipos y otros bienes muebles	281.852
TOTAL GASTOS	**740.392.619**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Cantidad: Fem.	Cantidad: Masc.	Cantidad: Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
121366	Formación de Estudiantes en Carreras	matricula			10.328		106.154.795			106.154.795
121387	Formación de Postgrado o Estudios Avanzados	matricula			1.975		1.666.493			1.666.493
121420	Investigación, Innovación y Gestión del Conocimiento	investigación			322		5.063.953			5.063.953
121453	Sistema de Recursos para la Formación de Intercambio Académico	usuario	558.776	740.702	1.299.478		43.557.131			43.557.131
121474	Sistema de apoyo al Desarrollo Estudiantil	estudiante			12.303		128.464.193			128.464.193
121490	Intercambio y Gestión del Conocimiento con la Sociedad	persona			17.059		8.580.269			8.580.269
121498	Desarrollo y mantenimiento de la Infraestructura	metro cuadrado			587.484		21.950.577			21.950.577
	TOTAL						315.437.411			315.437.411

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	11.791.309	157.515.985			169.307.294
02	Gestión administrativa	4.307.039	33.145.633			37.452.672
03	Previsión y protección social		218.195.242			218.195.242
	TOTAL	16.098.348	408.856.860			424.955.208

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.061**	**1.242**	**191**	**2.494**	**97.292.175**	**5.672.931**	**102.965.106**
Directivo	107	94		201	11.904.928	252.980	12.157.908
Profesional y Técnico	401	232	53	686	24.192.244	859.328	25.051.572
Personal Administrativo	159	138	27	324	8.725.357	374.431	9.099.788
Personal Docente	306	460	101	867	42.915.550	4.186.192	47.101.742
Obrero	88	318	10	416	9.554.096		9.554.096
Personal Contratado	**256**	**253**		**509**	**18.704.808**		**18.704.808**
Profesional y Técnico	10	10		20	482.400		482.400
Personal Administrativo	50	49		99	3.434.868		3.434.868
Personal Docente	179	178		357	13.993.236		13.993.236
Obrero	17	16		33	794.304		794.304
TOTAL	**1.317**	**1.495**	**191**	**3.003**	**115.996.983**	**5.672.931**	**121.669.914**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**240**	**82**	**322**	**22.162.914**
Obreros	32	31	63	2.848.903
Empleados	136	35	171	11.779.933
Docentes	72	16	88	7.534.078
Jubilados	**656**	**864**	**1.520**	**196.032.328**
Alto Nivel y de Dirección		6	6	936.366
Obreros	12	123	135	9.820.668
Empleados	476	345	821	102.860.427
Docentes	168	390	558	82.414.867
TOTAL	**896**	**946**	**1.842**	**218.195.242**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	340.219.173
4.02	Materiales, suministros y mercancías	8.255.257
4.03	Servicios no personales	146.943.127
4.04	Activos reales	281.852
4.07	Transferencias y donaciones	244.086.171
4.08	Otros gastos	607.039
	TOTAL	**740.392.619**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**739.785.580**
INGRESOS CORRIENTES ORDINARIOS	739.785.580
INGRESOS DE LA PROPIEDAD	3.700.000
Intereses	3.700.000
Intereses internos	3.700.000
Intereses por depósitos	3.700.000
TRANSFERENCIAS CORRIENTES	724.294.271
Transferencias corrientes del sector público	724.294.271
Transferencias corrientes internas recibidas del sector público	724.294.271
De la República	724.294.271
Recursos Ordinarios	590.269.149
Gestión Fiscal	134.025.122
OTROS INGRESOS	11.791.309
Otros ingresos ajenos a la operación	4.990.650
Otros ingresos ordinarios	6.800.659
1.2 GASTOS CORRIENTES	**740.110.767**
GASTOS DE CONSUMO	496.024.596
Remuneraciones	340.219.173
Sueldos, salarios y otras retribuciones	122.180.983
Beneficios y complementos de sueldos y salarios	103.546.125
Aportes patronales	73.748.241
Prestaciones sociales y otras indemnizaciones	40.565.021
Asistencia socioeconómica	178.803
Compra de bienes y servicios	154.572.249
Bienes de consumo	8.255.257
Servicios no personales	146.316.992
Impuestos indirectos	626.135
Depreciación y amortización	607.039
TRANSFERENCIAS Y DONACIONES CORRIENTES	244.086.171
Al sector privado	239.850.024
Transferencias corrientes al sector privado	239.482.785
Directas a personas	218.195.242

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Pensiones y otros beneficios asociados	22.162.914
Jubilaciones y otros beneficios asociados	196.032.328
Otras transferencias corrientes internas al sector privado	21.287.543
Donaciones corrientes al sector privado	367.239
Donaciones a personas	338.439
Donaciones a instituciones sin fines de lucro	28.800
Al sector público	507.056
Donaciones corrientes al sector público	507.056
A los entes descentralizados sin fines empresariales	507.056
Al sector externo	3.729.091
Transferencias corrientes al exterior	3.729.091
Becas de capacitación e investigación en el exterior	3.573.499
A instituciones sin fines de lucro	2.880
A organismos internacionales	152.712
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(325.187)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**281.852**
RECURSOS PROPIOS DE CAPITAL	281.852
Ahorro/ Desahorro en cuenta corriente	(325.187)
Incremento de la depreciación y amortización acumuladas	607.039
2.2 GASTOS DE CAPITAL	**281.852**
INVERSIÓN REAL DIRECTA	281.852
Formación bruta de capital fijo	281.852
Maquinaria, equipos y otros bienes muebles	281.852
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0087

Universidad Nacional Abierta (UNA)

UNIVERSIDAD NACIONAL ABIERTA (UNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Los Proyectos que desarrollará la Universidad Nacional Abierta, están basados en la razón de ser de nuestra casa de estudios, sus estudiantes, impulsando su inclusión y prosecución estudiantil a través de estrategias y políticas internas dispuestas y enmarcadas en la flexibilización y calidad del servicio educativo.

En este sentido, los proyectos de formación de pregrado en carrera corta y carrera larga, están dirigidos y fundamentados en el desarrollo de la enseñanza y aprendizaje bajo la modalidad a distancia, orientado a la formación de recursos humanos altamente calificados en las áreas de Educación, Ingeniería, Administración, Contaduría y Matemática.

En cuanto a la formación de pregrado en carreras cortas, la UNA enfatizará en el desarrollo de la enseñanza y el aprendizaje bajo la modalidad a distancia, orientadas a la formación de recursos humanos altamente calificados en las áreas de Educación Integral e Ingeniería, así como en Administración y Contaduría, con capacidad de integrarse al mercado laboral en un corto plazo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**325.759.822**
INGRESOS CORRIENTES ORDINARIOS	325.759.822
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.000.000
Venta de otros bienes y servicios	10.000.000
TRANSFERENCIAS CORRIENTES	315.759.822
Transferencias corrientes del sector público	315.759.822
Transferencias corrientes internas recibidas del sector público	315.759.822
De la República	315.759.822
INGRESOS DE CAPITAL	**1.500.000**
RECURSOS PROPIOS DE CAPITAL	1.500.000
Incremento de la depreciación y amortización acumuladas	1.500.000
TOTAL RECURSOS	**327.259.822**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**303.697.718**
GASTOS DE CONSUMO	210.551.944
Remuneraciones	150.064.061
Sueldos, salarios y otras retribuciones	65.469.103
Beneficios y complementos de sueldos y salarios	44.557.680
Aportes patronales	12.372.450
Asistencia socioeconómica	23.418.744
Otros gastos de personal	4.246.084
Compra de bienes y servicios	58.987.883
Bienes de consumo	23.743.465
Servicios no personales	35.244.418
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	93.145.774
Al sector privado	90.624.276
Transferencias corrientes al sector privado	88.981.927
Directas a personas	88.981.927
Pensiones y otros beneficios asociados	8.232.118
Jubilaciones y otros beneficios asociados	63.640.209
Otras transferencias directas a personas	17.109.600
Donaciones corrientes al sector privado	1.642.349
Donaciones a personas	1.605.399
Donaciones a instituciones sin fines de lucro	36.950
Al sector público	2.521.498
Transferencias corrientes al sector público	2.521.498
A la República	2.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	2.368.198
Al Poder Estadal	151.300
GASTOS DE CAPITAL	**6.974.904**
INVERSIÓN REAL DIRECTA	6.974.904
Formación bruta de capital fijo	6.974.904
Maquinaria, equipos y otros bienes muebles	3.363.855
Construcciones de bienes de dominio privado	3.611.049
APLICACIONES FINANCIERAS	**16.587.200**
DISMINUCIÓN DE PASIVOS	16.587.200

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de otros pasivos	16.587.200
Disminución de provisiones y reservas técnicas	16.587.200
Disminución de provisiones	16.587.200
Disminución de otras provisiones	16.587.200
TOTAL GASTOS	**327.259.822**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121229	Formación en postgrado o estudios avanzados	matrícula			1.235		4.399.384			4.399.384
121354	Investigación, innovación y gestión del conocimiento	proyecto de investigación			87		1.149.806			1.149.806
121445	Formación de estudiantes en carreras	matrícula			34.098		70.988.624			70.988.624
122079	Sistema de recursos para la formación e intercambio académico	usuario	67.431	66.812	4.388.450		12.176.980			12.176.980
122350	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			1.740	10.000.000	27.552.976			37.552.976
122676	Intercambio y Gestión del Conocimiento con la Sociedad	persona			1.900		6.363.630			6.363.630
122684	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			71.780		29.118.471			29.118.471
	TOTAL					10.000.000	151.749.871			161.749.871

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		64.650.457			64.650.457
02	Gestión administrativa	1.500.000	27.487.167			28.987.167
03	Previsión y protección social		71.872.327			71.872.327
	TOTAL	1.500.000	164.009.951			165.509.951

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**982**	**553**	**253**	**1.788**	**50.150.430**	**783.760**	**50.934.190**
Alto Nivel y de Dirección		1		1	72.320		72.320
Directivo	28	11	19	58	2.999.400		2.999.400
Profesional y Técnico	419	206	99	724	20.593.120	783.760	21.376.880
Personal Administrativo	222	47	51	320	6.494.150		6.494.150
Personal Docente	265	144	46	455	15.503.190		15.503.190
Obrero	48	144	38	230	4.488.250		4.488.250
Personal Fijo a Tiempo Parcial	**57**	**30**	**23**	**110**	**1.360.840**	**32.491**	**1.393.331**
Personal Docente	57	30	23	110	1.360.840	32.491	1.393.331
Personal Contratado	**290**	**222**		**512**	**12.113.260**		**12.113.260**
Profesional y Técnico	2	4		6	151.910		151.910
Personal Docente	288	218		506	11.961.350		11.961.350
TOTAL	**1.329**	**805**	**276**	**2.410**	**63.624.530**	**816.251**	**64.440.781**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**83**	**87**	**170**	**3.407.365**
Obreros	12	16	28	817.154
Empleados	45	30	75	2.373.211
Docentes	26	41	67	217.000
Jubilados	**658**	**367**	**1.025**	**63.640.209**
Obreros	20	65	85	2.584.506
Empleados	441	156	597	43.984.465
Docentes	197	146	343	17.071.238
TOTAL	**741**	**454**	**1.195**	**67.047.574**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	150.064.061
4.02	Materiales, suministros y mercancías	23.743.465
4.03	Servicios no personales	35.244.418
4.04	Activos reales	6.974.904
4.07	Transferencias y donaciones	93.145.774
4.08	Otros gastos	1.500.000
4.11	Disminución de pasivos	16.587.200
	TOTAL	**327.259.822**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**325.759.822**
INGRESOS CORRIENTES ORDINARIOS	325.759.822
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.000.000
Venta de otros bienes y servicios	10.000.000
TRANSFERENCIAS CORRIENTES	315.759.822
Transferencias corrientes del sector público	315.759.822
Transferencias corrientes internas recibidas del sector público	315.759.822
De la República	315.759.822
Recursos Ordinarios	257.330.895
Gestión Fiscal	58.428.927
1.2 GASTOS CORRIENTES	**303.697.718**
GASTOS DE CONSUMO	210.551.944
Remuneraciones	150.064.061
Sueldos, salarios y otras retribuciones	65.469.103
Beneficios y complementos de sueldos y salarios	44.557.680
Aportes patronales	12.372.450
Asistencia socioeconómica	23.418.744
Otros gastos de personal	4.246.084
Compra de bienes y servicios	58.987.883
Bienes de consumo	23.743.465
Servicios no personales	35.244.418
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	93.145.774
Al sector privado	90.624.276
Transferencias corrientes al sector privado	88.981.927
Directas a personas	88.981.927
Pensiones y otros beneficios asociados	8.232.118
Jubilaciones y otros beneficios asociados	63.640.209
Otras transferencias directas a personas	17.109.600
Donaciones corrientes al sector privado	1.642.349
Donaciones a personas	1.605.399

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones a instituciones sin fines de lucro	36.950
Al sector público	2.521.498
Transferencias corrientes al sector público	2.521.498
A la República	2.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	2.368.198
Al Poder Estadal	151.300
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**22.062.104**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**23.562.104**
RECURSOS PROPIOS DE CAPITAL	23.562.104
Ahorro/ Desahorro en cuenta corriente	22.062.104
Incremento de la depreciación y amortización acumuladas	1.500.000
2.2 GASTOS DE CAPITAL	**6.974.904**
INVERSIÓN REAL DIRECTA	6.974.904
Formación bruta de capital fijo	6.974.904
Maquinaria, equipos y otros bienes muebles	3.363.855
Construcciones de bienes de dominio privado	3.611.049
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**16.587.200**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**16.587.200**
SUPERÁVIT FINANCIERO	16.587.200
3.2 APLICACIONES FINANCIERAS	**16.587.200**
DISMINUCIÓN DE PASIVOS	16.587.200
Disminución de otros pasivos	16.587.200
Disminución de provisiones y reservas técnicas	16.587.200
Disminución de provisiones	16.587.200
Disminución de otras provisiones	16.587.200

A0088

Universidad Nacional Experimental de Guayana (UNEG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE GUAYANA (UNEG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental de Guayana (UNEG) es una universidad, dedicada a formar ciudadanos intelectuales y líderes para la transformación socio-cultural, tecno-científica y económica, que aseguren la sustentabilidad del ambiente y la diversidad biológica y cultural de la región Guayana para las generaciones futuras, constituyéndose en un espacio de construcción colectiva de conocimientos y compartir de saberes; fomentando el arraigo cultural en el marco de la diversidad, fundamentada en los valores de la ética, la solidaridad, la paz, la libertad académica, la auto-reflexión crítica y comprometida con la preservación y defensa de los valores que hacen posible la convivencia ciudadana y el respeto a los derechos humanos como patrimonio fundamental de la sociedad.

Visión de la Universidad Nacional Experimental de Guayana.

Se vislumbra una sociedad del conocimiento caracterizado por ser humanístico, científico y tecnológico, multidisciplinario, transdisciplinario; orientado a la transformación de la realidad, compartido y contextualizado a partir de la construcción colectiva del conocimiento y el compartir de saberes. En este sentido, la universidad debe prefigurar esa sociedad en activa interacción con su contexto regional, nacional e internacional.

Es por ello, que el conocimiento se reconoce presente en todos los sectores sociales, de ahí que la UNEG valorará los saberes indígenas, campesinos y urbanos, en todas las edades y géneros. La universidad compartirá en variados contextos, tanto locales como regionales, así como nacionales e internacionales; igualmente, vinculándose con otras instituciones afines y con los sectores productivos, culturales y gubernamentales de la sociedad enfatizando la función social en su quehacer académico.

La UNEG, liderizará a las instituciones y procesos orientados a la formación de los profesionales necesarios para el desarrollo de la Región Guayana en el marco de la sustentabilidad.

Para este año la UNEG estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la institución.

Presupuestariamente la UNEG, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**340.770.606**
INGRESOS CORRIENTES ORDINARIOS	340.770.606
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.800.000
Venta de otros bienes y servicios	1.800.000
TRANSFERENCIAS CORRIENTES	338.970.606
Transferencias corrientes del sector público	338.970.606
Transferencias corrientes internas recibidas del sector público	338.970.606
De la República	338.970.606
INGRESOS DE CAPITAL	**300.000**
RECURSOS PROPIOS DE CAPITAL	300.000
Incremento de la depreciación y amortización acumuladas	300.000
TOTAL RECURSOS	**341.070.606**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**332.809.307**
GASTOS DE CONSUMO	273.668.983
Remuneraciones	138.298.253
Sueldos, salarios y otras retribuciones	48.627.672
Beneficios y complementos de sueldos y salarios	31.553.467
Aportes patronales	6.796.368
Prestaciones sociales y otras indemnizaciones	5.968.548
Asistencia socioeconómica	44.973.260
Otros gastos de personal	378.938
Compra de bienes y servicios	130.070.730
Bienes de consumo	10.170.761
Servicios no personales	119.899.969
Impuestos indirectos	5.000.000
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	59.140.324
Al sector privado	56.584.024
Transferencias corrientes al sector privado	56.526.544
Directas a personas	56.526.544
Pensiones y otros beneficios asociados	2.949.663
Jubilaciones y otros beneficios asociados	36.778.423
Otras transferencias directas a personas	16.798.458
Donaciones corrientes al sector privado	57.480
Donaciones a personas	57.480
Al sector público	2.556.300
Transferencias corrientes al sector público	2.556.300
A los entes descentralizados sin fines empresariales para sus gastos	2.556.300
GASTOS DE CAPITAL	**1.922.425**
INVERSIÓN REAL DIRECTA	1.922.425
Formación bruta de capital fijo	1.922.425
Edificios e instalaciones	1.813.425
Construcciones de bienes de dominio privado	109.000
APLICACIONES FINANCIERAS	**6.338.874**
DISMINUCIÓN DE PASIVOS	6.338.874
Disminución de otros pasivos	6.338.874
Disminución de provisiones y reservas técnicas	6.338.874
TOTAL GASTOS	**341.070.606**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121336	Formación de Estudiantes en Carreras.	matricula			18.790		75.552.709			75.552.709
121575	Formación en Postgrado o Estudios Avanzados.	matricula			904		5.886.942			5.886.942
121853	Investigación, Innovación y Gestión del Conocimiento.	proyecto de investigación			28		4.064.795			4.064.795
121893	Sistema de Recursos para la Formación e Intercambio Académico.	usuario	80.877	54.324	135.201		17.710.909			17.710.909
122527	Sistemas de Apoyo al Desarrollo Estudiantil.	estudiante			71.190		83.454.702			83.454.702
122609	Intercambio y Gestión del Conocimiento con la Sociedad.	persona			420		5.996.496			5.996.496
122703	Desarrollo y Mantenimiento de Infraestructura.	metro cuadrado			32.525		1.229.046			1.229.046
122795	Territorialización y Municipalización de la Educación Universitaria.	plan			3		16.392			16.392
	TOTAL						193.911.991			193.911.991

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		32.538.525			32.538.525
02	Gestión administrativa	2.100.000	68.993.160			71.093.160
03	Previsión y protección social		43.526.930			43.526.930
	TOTAL	2.100.000	145.058.615			147.158.615

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**431**	**397**	**70**	**898**	**38.630.784**	**2.471.868**	**41.102.652**
Alto Nivel y de Dirección	5	7		12	868.752		868.752
Directivo	1	2	1	4	234.732	209.232	443.964
Profesional y Técnico	151	104	20	275	11.056.920		11.056.920
Personal Administrativo	77	28	19	124	3.430.668		3.430.668
Personal Docente	196	156	5	357	19.904.172	2.262.636	22.166.808
Obrero	1	100	25	126	3.135.540		3.135.540
Personal Fijo a Tiempo Parcial	**1**	**8**		**9**	**172.044**	**9.288**	**181.332**
Personal Docente	1	8		9	172.044	9.288	181.332
Personal Contratado	**57**	**189**		**246**	**6.461.688**		**6.461.688**
Personal Docente	57	189		246	6.461.688		6.461.688
TOTAL	**489**	**594**	**70**	**1.153**	**45.264.516**	**2.481.156**	**47.745.672**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**16**	**16**	**32**	**2.949.663**
Obreros		5	5	402.852
Empleados	15	6	21	1.962.135
Docentes	1	5	6	584.676
Jubilados	**180**	**117**	**297**	**36.778.423**
Alto Nivel y de Dirección	6	9	15	1.678.583
Obreros		15	15	1.256.882
Empleados	111	22	133	15.013.513
Docentes	63	71	134	18.829.445
TOTAL	**196**	**133**	**329**	**39.728.086**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	138.298.253
4.02	Materiales, suministros y mercancías	10.170.761
4.03	Servicios no personales	124.899.969
4.04	Activos reales	1.922.425
4.07	Transferencias y donaciones	59.140.324
4.08	Otros gastos	300.000
4.11	Disminución de pasivos	6.338.874
	TOTAL	**341.070.606**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**340.770.606**
INGRESOS CORRIENTES ORDINARIOS	340.770.606
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.800.000
Venta de otros bienes y servicios	1.800.000
TRANSFERENCIAS CORRIENTES	338.970.606
Transferencias corrientes del sector público	338.970.606
Transferencias corrientes internas recibidas del sector público	338.970.606
De la República	338.970.606
Recursos Ordinarios	276.246.700
Gestión Fiscal	62.723.906
1.2 GASTOS CORRIENTES	**332.809.307**
GASTOS DE CONSUMO	273.668.983
Remuneraciones	138.298.253
Sueldos, salarios y otras retribuciones	48.627.672
Beneficios y complementos de sueldos y salarios	31.553.467
Aportes patronales	6.796.368
Prestaciones sociales y otras indemnizaciones	5.968.548
Asistencia socioeconómica	44.973.260
Otros gastos de personal	378.938
Compra de bienes y servicios	130.070.730
Bienes de consumo	10.170.761
Servicios no personales	119.899.969
Impuestos indirectos	5.000.000
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	59.140.324
Al sector privado	56.584.024
Transferencias corrientes al sector privado	56.526.544
Directas a personas	56.526.544
Pensiones y otros beneficios asociados	2.949.663
Jubilaciones y otros beneficios asociados	36.778.423

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Otras transferencias directas a personas	16.798.458
Donaciones corrientes al sector privado	57.480
Donaciones a personas	57.480
Al sector público	2.556.300
Transferencias corrientes al sector público	2.556.300
A los entes descentralizados sin fines empresariales para sus gastos	2.556.300
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.961.299**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**8.261.299**
RECURSOS PROPIOS DE CAPITAL	8.261.299
Ahorro/ Desahorro en cuenta corriente	7.961.299
Incremento de la depreciación y amortización acumuladas	300.000
2.2 GASTOS DE CAPITAL	**1.922.425**
INVERSIÓN REAL DIRECTA	1.922.425
Formación bruta de capital fijo	1.922.425
Edificios e instalaciones	1.813.425
Construcciones de bienes de dominio privado	109.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**6.338.874**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.338.874**
SUPERÁVIT FINANCIERO	6.338.874
3.2 APLICACIONES FINANCIERAS	**6.338.874**
DISMINUCIÓN DE PASIVOS	6.338.874
Disminución de otros pasivos	6.338.874
Disminución de provisiones y reservas técnicas	6.338.874
Disminución de provisiones	6.338.874
Disminución de provisiones para beneficios sociales	6.338.874

A0089

Universidad Centroccidental Lisandro Alvarado (UCLA)

UNIVERSIDAD CENTROCCIDENTAL LISANDRO ALVARADO (UCLA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Centroccidental Lisandro Alvarado (UCLA), está caracterizada por ser participativa, autónoma, democrática, comprometida en la búsqueda del conocimiento y el desarrollo social, fomentando permanentemente el aprendizaje, la producción y difusión del conocimiento; vinculada al principio de cooperación interinstitucional, nacional e internacional, caracterizada por la actualización del recurso humano, su tecnología, el transparente manejo de los recursos financieros y su responsabilidad social.

Esto se alcanza con la optimización de la calidad de las funciones de docencia, investigación, extensión y gestión, a fin de hacer de la práctica académica una estrategia para el cambio y el mejoramiento continuo que responda a las expectativas de desarrollo de la Institución, de la región y del país.

Para ello la UCLA estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.
- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.
- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.
- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

Presupuestariamente la UCLA, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**840.708.757**
INGRESOS CORRIENTES ORDINARIOS	840.708.757
TRANSFERENCIAS CORRIENTES	840.708.757
Transferencias corrientes del sector público	840.708.757
Transferencias corrientes internas recibidas del sector público	840.708.757
De la República	840.708.757
TOTAL RECURSOS	**840.708.757**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**790.811.324**
GASTOS DE CONSUMO	560.274.839
Remuneraciones	390.147.856
Sueldos, salarios y otras retribuciones	390.147.856
Compra de bienes y servicios	170.126.983
Bienes de consumo	21.049.857
Servicios no personales	149.077.126
TRANSFERENCIAS Y DONACIONES CORRIENTES	230.536.485
Al sector privado	230.536.485
Transferencias corrientes al sector privado	230.536.485
Directas a personas	230.536.485
Pensiones y otros beneficios asociados	19.946.400
Jubilaciones y otros beneficios asociados	149.686.692
Otras transferencias directas a personas	60.903.393
GASTOS DE CAPITAL	**49.897.433**
INVERSIÓN REAL DIRECTA	49.897.433
Formación bruta de capital fijo	49.897.433
Maquinaria, equipos y otros bienes muebles	49.897.433
TOTAL GASTOS	**840.708.757**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121239	Formación en Postgrado o Estudios Avanzados	matricula			1.645		10.690.847			10.690.847
121508	Formación de Estudiantes en Carreras	matricula			28.535		183.428.185			183.428.185
121754	Investigación, Innovación y Gestión del Conocimiento	investigación			177		9.975.934			9.975.934
121798	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			52.000		30.541.721			30.541.721
121805	Sistemas de Recursos para la Formación e Intercambio Académico	usuario	39.057.495	9.764.373	48.821.868		25.030.018			25.030.018
121895	Territorialización y Municipalización de la Educación Universitaria	plan			3		544.811			544.811
121900	Intercambio y Gestión del Conocimiento con la Sociedad	persona			357.906		36.862.984			36.862.984
121909	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			16.875		179.263.368			179.263.368
	TOTAL						476.337.868			476.337.868

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		139.093.661			139.093.661
02	Gestión administrativa		57.006.343			57.006.343
03	Previsión y protección social		168.270.885			168.270.885
	TOTAL		364.370.889			364.370.889

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.408**	**1.354**		**2.762**	**101.305.560**	**2.917.428**	**104.222.988**
Alto Nivel y de Dirección	9	4		13	632.310		632.310
Profesional y Técnico	199	368		567	21.229.242	1.435.332	22.664.574
Personal Administrativo	170	333		503	13.227.012		13.227.012
Personal Docente	466	477		943	49.237.848	1.482.096	50.719.944
Obrero	564	172		736	16.979.148		16.979.148
Personal Fijo a Tiempo Parcial	**215**	**225**		**440**	**7.625.148**		**7.625.148**
Profesional y Técnico	20	12		32	1.272.552		1.272.552
Personal Administrativo	11	4		15	496.836		496.836
Personal Docente	184	209		393	5.855.760		5.855.760
Personal Contratado	**216**	**207**		**423**	**18.654.773**		**18.654.773**
Profesional y Técnico	2	3		5	195.120		195.120
Personal Administrativo	4	4		8	232.344		232.344
Personal Docente	209	197		406	18.138.917		18.138.917
Obrero	1	3		4	88.392		88.392
TOTAL	**1.839**	**1.786**		**3.625**	**127.585.481**	**2.917.428**	**130.502.909**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**122**	**182**	**304**	**19.946.400**
Obreros	40	31	71	3.699.228
Empleados	47	94	141	8.709.780
Docentes	35	57	92	7.537.392
Jubilados	**1.185**	**802**	**1.987**	**149.686.692**
Obreros	293	97	390	20.422.728
Empleados	291	421	712	46.952.760
Docentes	601	284	885	82.311.204
TOTAL	**1.307**	**984**	**2.291**	**169.633.092**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	390.147.856
4.02	Materiales, suministros y mercancías	21.049.857
4.03	Servicios no personales	149.077.126
4.04	Activos reales	49.897.433
4.07	Transferencias y donaciones	230.536.485
	TOTAL	**840.708.757**

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**840.708.757**
INGRESOS CORRIENTES ORDINARIOS	840.708.757
TRANSFERENCIAS CORRIENTES	840.708.757
Transferencias corrientes del sector público	840.708.757
Transferencias corrientes internas recibidas del sector público	840.708.757
De la República	840.708.757
Recursos Ordinarios	685.142.019
Gestión Fiscal	155.566.738
1.2 GASTOS CORRIENTES	**790.811.324**
GASTOS DE CONSUMO	560.274.839
Remuneraciones	390.147.856
Sueldos, salarios y otras retribuciones	390.147.856
Compra de bienes y servicios	170.126.983
Bienes de consumo	21.049.857
Servicios no personales	149.077.126
TRANSFERENCIAS Y DONACIONES CORRIENTES	230.536.485
Al sector privado	230.536.485
Transferencias corrientes al sector privado	230.536.485
Directas a personas	230.536.485
Pensiones y otros beneficios asociados	19.946.400
Jubilaciones y otros beneficios asociados	149.686.692
Otras transferencias directas a personas	60.903.393
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**49.897.433**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**49.897.433**
RECURSOS PROPIOS DE CAPITAL	49.897.433
Ahorro/ Desahorro en cuenta corriente	49.897.433
2.2 GASTOS DE CAPITAL	**49.897.433**
INVERSIÓN REAL DIRECTA	49.897.433
Formación bruta de capital fijo	49.897.433
Maquinaria, equipos y otros bienes muebles	49.897.433
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0090

Universidad Pedagógica Experimental Libertador (UPEL)

UNIVERSIDAD PEDAGÓGICA EXPERIMENTAL LIBERTADOR (UPEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Pedagógica Experimental Libertador (UPEL), es una universidad pública de alcance nacional e internacional, líder en la formación, capacitación, perfeccionamiento y actualización de docentes de elevada calidad personal y profesional, y en la producción y difusión de conocimientos socialmente válidos, que desarrolla procesos educativos con un personal competente, participativo y comprometido con los valores que promueve la Universidad.

La UPEL realizando grandes esfuerzos continuará su visión de ser una universidad de excelencia, comprometida con el país para elevar el nivel de la educación, mediante la formación de docentes competentes; capaz de generar conocimientos útiles para implementar procesos pedagógicos innovadores e impulsar la transformación de la realidad social y así contribuir al logro de una sociedad más próspera, equitativa y solidaria, abierta a las propuestas que formule el Estado Venezolano en materia de educación vital para el desarrollo del país.

Para ello la UPEL estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la UPEL, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.832.560.601**
INGRESOS CORRIENTES ORDINARIOS	1.832.560.601
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	99.770.016
Venta de otros bienes y servicios	99.770.016
TRANSFERENCIAS CORRIENTES	1.732.790.585
Transferencias corrientes del sector público	1.732.790.585
Transferencias corrientes internas recibidas del sector público	1.732.790.585
De la República	1.732.790.585
INGRESOS DE CAPITAL	**28.761.700**
RECURSOS PROPIOS DE CAPITAL	28.761.700
Incremento de la depreciación y amortización acumuladas	28.761.700
FUENTES DE FINANCIAMIENTO	**185.126.748**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	185.126.748
Disminución de otros activos financieros	185.126.748
Disminución de disponibilidades	185.126.748
Disminución de caja	1.254.728
Disminución de bancos	177.639.606
Disminución de inversiones temporales	6.232.414
TOTAL RECURSOS	**2.046.449.049**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.731.668.052**
GASTOS DE CONSUMO	1.210.661.136
Remuneraciones	832.316.880
Sueldos, salarios y otras retribuciones	370.124.085
Beneficios y complementos de sueldos y salarios	237.391.875
Aportes patronales	51.996.963
Asistencia socioeconómica	172.803.957
Compra de bienes y servicios	325.796.250
Bienes de consumo	86.452.977
Servicios no personales	239.343.273
Impuestos indirectos	23.786.306
Depreciación y amortización	28.761.700
GASTOS DE LA PROPIEDAD	18.258
Alquileres de tierras y terrenos	12.758
Derechos sobre bienes intangibles	5.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	520.988.658
Al sector privado	503.319.866
Transferencias corrientes al sector privado	501.653.276
Directas a personas	501.414.471
Pensiones y otros beneficios asociados	51.138.566
Jubilaciones y otros beneficios asociados	399.005.905
Otras transferencias directas a personas	51.270.000
A instituciones sin fines de lucro	238.805
Donaciones corrientes al sector privado	1.666.590
Donaciones a personas	1.666.590
Al sector público	17.668.792
Transferencias corrientes al sector público	17.668.792
A los entes descentralizados sin fines empresariales para sus gastos	12.995.929
A instituciones de protección social para atender beneficios de la seguridad social	4.672.863
GASTOS DE CAPITAL	**109.821.284**
INVERSIÓN REAL DIRECTA	109.821.284
Formación bruta de capital fijo	109.597.900
Maquinaria, equipos y otros bienes muebles	52.560.982

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Bienes preexistentes	1.070.000
Construcciones de bienes de dominio privado	48.775.658
Construcciones de bienes de dominio público	7.191.260
Bienes intangibles	223.384
APLICACIONES FINANCIERAS	**204.959.713**
DISMINUCIÓN DE PASIVOS	204.959.713
Disminución de cuentas y efectos por pagar	144.941.065
Disminución de cuentas y efectos por pagar a corto plazo	143.999.705
Disminución de sueldos, salarios y otras remuneraciones por pagar	29.277.921
Disminución de aportes patronales y retenciones laborales por pagar	94.610.869
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	20.742.533
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	60.981.245
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	1.235.642
Disminución de otras retenciones laborales por pagar	11.651.449
Disminución cuentas por pagar a proveedores a corto plazo	20.110.915
Disminución de otras cuentas y efectos por pagar	941.360
Disminución de otras cuentas por pagar a corto plazo	941.360
Disminución de otros pasivos	60.018.648
Disminución de provisiones y reservas técnicas	54.314.022
Disminución de provisiones	54.314.022
Disminución de otras provisiones	54.314.022
Disminución de fondos de terceros	5.699.522
Disminución de depósitos recibidos en garantía	18.723
Disminución de otros fondos de terceros	5.680.799
Disminución de otros pasivos a mediano y largo plazo	5.104
TOTAL GASTOS	**2.046.449.049**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121218	Formación en Post grado o estudios avanzados	matricula			18.323	22.515.093	3.809.405			26.324.498
121222	Intercambio y gestión del Conocimiento con la Sociedad	actividad			25.799	8.747.123	19.702.050			28.449.173
121247	Investigación, Innovación y gestión del Conocimiento	investigación			210	1.444.790	14.034.258			15.479.048
121286	Territorialización y Municipalización de la Educación Universitaria	plan			27		4.098.331			4.098.331
121304	Sistema de recursos para la formación e intercambio académico	usuario	303.608	202.405	506.013	25.115	31.701.281			31.726.396
121330	Desarrollo y Mantenimiento de la Infraestructura Física	metro cuadrado			8.128.636	39.031.449	242.358.268			281.389.717
121372	Formación de Estudiantes en Carreras	matricula			93.742	32.611.390	442.591.802			475.203.192
121422	Sistemas de Apoyo al Desarrollo Estudiantil	estudiante			16.292		133.110.973			133.110.973
	TOTAL					**104.374.960**	**891.406.368**			**995.781.328**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		280.500.137			280.500.137
02	Gestión administrativa	209.283.504	110.739.609			320.023.113
03	Previsión y protección social		450.144.471			450.144.471
	TOTAL	**209.283.504**	**841.384.217**			**1.050.667.721**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4.059**	**2.401**	**682**	**7.142**	**220.028.286**	**12.432.486**	**232.460.772**
Alto Nivel y de Dirección	4	1		5	361.600		361.600
Profesional y Técnico	1.382	577	150	2.109	64.560.990		64.560.990
Personal Administrativo	841	191	57	1.089	22.367.360		22.367.360
Personal Docente	1.121	867	400	2.388	100.737.090	12.432.486	113.169.576
Obrero	711	765	75	1.551	32.001.246		32.001.246
Personal Fijo a Tiempo Parcial	**105**	**97**		**202**	**3.067.103**		**3.067.103**
Personal Docente	105	97		202	3.067.103		3.067.103
Personal Contratado	**4.655**	**2.498**		**7.153**	**124.482.080**		**124.482.080**
Profesional y Técnico	8	38		46	3.044.900		3.044.900
Personal Docente	4.407	2.416		6.823	105.851.260		105.851.260
Obrero	240	44		284	15.585.920		15.585.920
TOTAL	**8.819**	**4.996**	**682**	**14.497**	**347.577.469**	**12.432.486**	**360.009.955**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**229**	**375**	**604**	**51.138.566**
Obreros	71	116	187	8.040.322
Empleados	44	52	96	5.382.978
Docentes	114	207	321	37.715.266
Jubilados	**3.345**	**1.911**	**5.256**	**399.005.905**
Obreros	560	461	1.021	45.156.874
Empleados	1.265	369	1.634	89.445.142
Docentes	1.520	1.081	2.601	264.403.889
TOTAL	**3.574**	**2.286**	**5.860**	**450.144.471**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	832.316.880
4.02	Materiales, suministros y mercancías	86.452.977
4.03	Servicios no personales	263.147.837
4.04	Activos reales	109.821.284
4.07	Transferencias y donaciones	520.988.658
4.08	Otros gastos	28.761.700
4.11	Disminución de pasivos	204.959.713
	TOTAL	**2.046.449.049**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.832.560.601**
INGRESOS CORRIENTES ORDINARIOS	1.832.560.601
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	99.770.016
Venta de otros bienes y servicios	99.770.016
TRANSFERENCIAS CORRIENTES	1.732.790.585
Transferencias corrientes del sector público	1.732.790.585
Transferencias corrientes internas recibidas del sector público	1.732.790.585
De la República	1.732.790.585
Recursos Ordinarios	1.412.151.173
Gestión Fiscal	320.639.412
1.2 GASTOS CORRIENTES	**1.731.668.052**
GASTOS DE CONSUMO	1.210.661.136
Remuneraciones	832.316.880
Sueldos, salarios y otras retribuciones	370.124.085
Beneficios y complementos de sueldos y salarios	237.391.875
Aportes patronales	51.996.963
Asistencia socioeconómica	172.803.957
Compra de bienes y servicios	325.796.250
Bienes de consumo	86.452.977
Servicios no personales	239.343.273
Impuestos indirectos	23.786.306
Depreciación y amortización	28.761.700
GASTOS DE LA PROPIEDAD	18.258
Alquileres de tierras y terrenos	12.758
Derechos sobre bienes intangibles	5.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	520.988.658
Al sector privado	503.319.866
Transferencias corrientes al sector privado	501.653.276
Directas a personas	501.414.471
Pensiones y otros beneficios asociados	51.138.566
Jubilaciones y otros beneficios asociados	399.005.905

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Otras transferencias directas a personas	51.270.000
A instituciones sin fines de lucro	238.805
Donaciones corrientes al sector privado	1.666.590
Donaciones a personas	1.666.590
Al sector público	17.668.792
Transferencias corrientes al sector público	17.668.792
A los entes descentralizados sin fines empresariales para sus gastos	12.995.929
A instituciones de protección social para atender beneficios de la seguridad social	4.672.863
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**100.892.549**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**129.654.249**
RECURSOS PROPIOS DE CAPITAL	129.654.249
Ahorro/ Desahorro en cuenta corriente	100.892.549
Incremento de la depreciación y amortización acumuladas	28.761.700
2.2 GASTOS DE CAPITAL	**109.821.284**
INVERSIÓN REAL DIRECTA	109.821.284
Formación bruta de capital fijo	109.597.900
Maquinaria, equipos y otros bienes muebles	52.560.982
Bienes preexistentes	1.070.000
Construcciones de bienes de dominio privado	48.775.658
Construcciones de bienes de dominio público	7.191.260
Bienes intangibles	223.384
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**19.832.965**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**204.959.713**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	185.126.748
Disminución de otros activos financieros	185.126.748
Disminución de disponibilidades	185.126.748

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de caja	1.254.728
Disminución de bancos	177.639.606
Disminución de inversiones temporales	6.232.414
SUPERÁVIT FINANCIERO	19.832.965
3.2 APLICACIONES FINANCIERAS	**204.959.713**
DISMINUCIÓN DE PASIVOS	204.959.713
Disminución de cuentas y efectos por pagar	144.941.065
Disminución de cuentas y efectos por pagar a corto plazo	143.999.705
Disminución de sueldos, salarios y otras remuneraciones por pagar	29.277.921
Disminución de aportes patronales y retenciones laborales por pagar	94.610.869
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	20.742.533
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	60.981.245
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	1.235.642
Disminución de otras retenciones laborales por pagar	11.651.449
Disminución cuentas por pagar a proveedores a corto plazo	20.110.915
Disminución de otras cuentas y efectos por pagar	941.360
Disminución de otras cuentas por pagar a corto plazo	941.360
Disminución de otros pasivos	60.018.648
Disminución de provisiones y reservas técnicas	54.314.022
Disminución de provisiones	54.314.022
Disminución de otras provisiones	54.314.022
Disminución de fondos de terceros	5.699.522
Disminución de depósitos recibidos en garantía	18.723
Disminución de otros fondos de terceros	5.680.799
Disminución de otros pasivos a mediano y largo plazo	5.104

A0091

Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS OCCIDENTALES EZEQUIEL ZAMORA (UNELLEZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental de los Llanos Occidentales "Ezequiel Zamora" (UNELLEZ), busca aplicar el conocimiento avanzando en pro de la formación integral de hombres y mujeres, tomando en consideración sus intereses personales, los intereses de la comunidad local y regional y los intereses de la Nación, de una forma solidaria con la consolidación y equilibrio de los espacios del hombre con la naturaleza, a objeto de contribuir con el desarrollo y transformación de las realidades del país.

Para ello la UNELLEZ estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

La distribución del gasto se elaboró tomando como base la técnica del presupuesto por Proyectos y Acciones Centralizadas, tal como lo exigen las políticas nacionales en materia presupuestaria.

Presupuestariamente la UNELLEZ, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**706.622.319**
INGRESOS CORRIENTES ORDINARIOS	706.622.319
TRANSFERENCIAS CORRIENTES	706.622.319
Transferencias corrientes del sector público	706.622.319
Transferencias corrientes internas recibidas del sector público	706.622.319
De la República	706.622.319
INGRESOS DE CAPITAL	**1.058.175**
RECURSOS PROPIOS DE CAPITAL	1.058.175
Incremento de la depreciación y amortización acumuladas	1.058.175
TOTAL RECURSOS	**707.680.494**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**698.418.517**
GASTOS DE CONSUMO	574.120.508
Remuneraciones	432.263.868
Sueldos, salarios y otras retribuciones	145.775.091
Beneficios y complementos de sueldos y salarios	111.978.299
Aportes patronales	41.077.594
Prestaciones sociales y otras indemnizaciones	25.486.926
Asistencia socioeconómica	107.945.958
Compra de bienes y servicios	134.941.169
Bienes de consumo	11.340.779
Servicios no personales	123.600.390
Impuestos indirectos	5.857.296
Depreciación y amortización	1.058.175
TRANSFERENCIAS Y DONACIONES CORRIENTES	124.298.009
Al sector privado	118.998.342
Transferencias corrientes al sector privado	118.878.342
Directas a personas	114.584.342
Pensiones y otros beneficios asociados	15.848.107
Jubilaciones y otros beneficios asociados	83.289.135
Otras transferencias directas a personas	15.447.100
A instituciones sin fines de lucro	3.230.000
Otras transferencias corrientes internas al sector privado	1.064.000
Donaciones corrientes al sector privado	120.000
Donaciones a personas	120.000
Al sector público	5.299.667
Transferencias corrientes al sector público	5.299.667
A los entes descentralizados sin fines empresariales para sus gastos	5.299.667
GASTOS DE CAPITAL	**9.261.977**
INVERSIÓN REAL DIRECTA	9.261.977
Formación bruta de capital fijo	9.261.977
Maquinaria, equipos y otros bienes muebles	8.035.477
Construcciones de bienes de dominio privado	1.196.500
Construcciones de bienes de dominio público	30.000
TOTAL GASTOS	**707.680.494**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121356	Investigación, Innovación y Gestión del Conocimiento	investigación			220		2.080.974			2.080.974
121566	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matricula			5.670		6.107.151			6.107.151
121621	Formación de Estudiantes en Carreras	matricula			55.000		209.292.335			209.292.335
121630	Sistema de Recursos para la Formación e Intercambio Académico	usuario	1.248.665	1.248.665	2.497.330		11.072.113			11.072.113
121758	Formación en Post Grado o Estudios Avanzados	matricula			4.965		2.116.450			2.116.450
121760	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			37.800		126.571.436			126.571.436
122076	Intercambio y Gestión del Conocimiento con la Sociedad	persona			50.000		6.894.991			6.894.991
122135	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			306.586		38.968.797			38.968.797
122159	Territorialización y Municipalización Universitaria como Apoyo al Fortalecimiento de las Potencialidades de las comunidades	plan			131		70.496.845			70.496.845
	TOTAL						**473.601.092**			**473.601.092**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		95.551.122			95.551.122
02	Gestión administrativa	1.058.175	38.332.863			39.391.038
03	Previsión y protección social		99.137.242			99.137.242
	TOTAL	**1.058.175**	**233.021.227**			**234.079.402**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**702**	**768**		**1.470**	**61.515.272**	**3.980.229**	**65.495.501**
Alto Nivel y de Dirección		1		1	404.460	76.500	480.960
Profesional y Técnico	200	61		261	15.953.554	3.014.493	18.968.047
Personal Administrativo	191	170		361	16.404.436	889.236	17.293.672
Personal Docente	152	227		379	16.944.618		16.944.618
Obrero	159	309		468	11.808.204		11.808.204
Personal Contratado	**1.222**	**3.234**		**4.456**	**79.326.806**		**79.326.806**
Profesional y Técnico	200	183		383	21.163.556		21.163.556
Personal Administrativo	227	100		327	11.924.191		11.924.191
Personal Docente	700	2.800		3.500	43.656.659		43.656.659
Obrero	95	151		246	2.582.400		2.582.400
TOTAL	**1.924**	**4.002**		**5.926**	**140.842.078**	**3.980.229**	**144.822.307**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**147**	**55**	**202**	**15.848.107**
Obreros	24	22	46	5.048.107
Empleados	65	18	83	5.764.748
Docentes	58	15	73	5.035.252
Jubilados	**378**	**517**	**895**	**83.289.135**
Obreros	58	136	194	25.683.630
Empleados	219	117	336	27.149.069
Docentes	101	264	365	30.456.436
TOTAL	**525**	**572**	**1.097**	**99.137.242**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	432.263.868
4.02	Materiales, suministros y mercancías	11.340.779
4.03	Servicios no personales	129.457.686
4.04	Activos reales	9.261.977
4.07	Transferencias y donaciones	124.298.009
4.08	Otros gastos	1.058.175
	TOTAL	**707.680.494**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**706.622.319**
INGRESOS CORRIENTES ORDINARIOS	706.622.319
TRANSFERENCIAS CORRIENTES	706.622.319
Transferencias corrientes del sector público	706.622.319
Transferencias corrientes internas recibidas del sector público	706.622.319
De la República	706.622.319
Recursos Ordinarios	575.867.257
Gestión Fiscal	130.755.062
1.2 GASTOS CORRIENTES	**698.418.517**
GASTOS DE CONSUMO	574.120.508
Remuneraciones	432.263.868
Sueldos, salarios y otras retribuciones	145.775.091
Beneficios y complementos de sueldos y salarios	111.978.299
Aportes patronales	41.077.594
Prestaciones sociales y otras indemnizaciones	25.486.926
Asistencia socioeconómica	107.945.958
Compra de bienes y servicios	134.941.169
Bienes de consumo	11.340.779
Servicios no personales	123.600.390
Impuestos indirectos	5.857.296
Depreciación y amortización	1.058.175
TRANSFERENCIAS Y DONACIONES CORRIENTES	124.298.009
Al sector privado	118.998.342
Transferencias corrientes al sector privado	118.878.342
Directas a personas	114.584.342
Pensiones y otros beneficios asociados	15.848.107
Jubilaciones y otros beneficios asociados	83.289.135
Otras transferencias directas a personas	15.447.100
A instituciones sin fines de lucro	3.230.000
Otras transferencias corrientes internas al sector privado	1.064.000
Donaciones corrientes al sector privado	120.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones a personas	120.000
Al sector público	5.299.667
Transferencias corrientes al sector público	5.299.667
A los entes descentralizados sin fines empresariales para sus gastos	5.299.667
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**8.203.802**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.261.977**
RECURSOS PROPIOS DE CAPITAL	9.261.977
Ahorro/ Desahorro en cuenta corriente	8.203.802
Incremento de la depreciación y amortización acumuladas	1.058.175
2.2 GASTOS DE CAPITAL	**9.261.977**
INVERSIÓN REAL DIRECTA	9.261.977
Formación bruta de capital fijo	9.261.977
Maquinaria, equipos y otros bienes muebles	8.035.477
Construcciones de bienes de dominio privado	1.196.500
Construcciones de bienes de dominio público	30.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0092

Universidad Nacional Experimental del Táchira (UNET)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL TÁCHIRA (UNET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental del Táchira (UNET), es una universidad del Estado venezolano, plural y democrática, que genera, cultiva, integra y difunde el conocimiento científico, humanístico, tecnológico y artístico; formadora de ciudadanos con elevada calificación profesional y con valores espirituales, éticos, estéticos y ecológicos; que participa activamente en el desarrollo sustentable de las comunidades en su ámbito local, regional, fronterizo, nacional y universal; todo lo cual se realiza en apego a criterios de excelencia y calidad, en un marco de solidaridad, justicia social, respeto a los derechos y la paz; consustanciada y comprometida con la defensa y protección del medio ambiente, y con la difusión y preservación de los valores trascendentales del ser humano y la cultura.

En tal sentido, su objetivo se orienta a ser la institución universitaria de excelencia del Táchira, comprometida con el desarrollo local, regional y nacional, y la integración fronteriza; que genera y fomenta la aplicación del conocimiento científico, tecnológico y humanístico, impulsando la vinculación permanente entre la institución, las comunidades y los entes públicos y privados.

Para ello la UNET estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

Presupuestariamente la UNET, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**361.792.625**
INGRESOS CORRIENTES ORDINARIOS	361.792.625
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.309.476
Venta de otros bienes y servicios	12.309.476
TRANSFERENCIAS CORRIENTES	349.483.149
Transferencias corrientes del sector público	349.483.149
Transferencias corrientes internas recibidas del sector público	349.483.149
De la República	349.483.149
FUENTES DE FINANCIAMIENTO	**12.387.238**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.387.238
Disminución de otros activos financieros	12.387.238
Disminución de disponibilidades	12.387.238
Disminución de bancos	12.387.238
TOTAL RECURSOS	**374.179.863**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**354.768.812**
GASTOS DE CONSUMO	268.480.297
Remuneraciones	197.676.814
Sueldos, salarios y otras retribuciones	97.390.735
Beneficios y complementos de sueldos y salarios	45.239.614
Aportes patronales	6.404.236
Prestaciones sociales y otras indemnizaciones	15.469.232
Asistencia socioeconómica	29.822.673
Otros gastos de personal	3.350.324
Compra de bienes y servicios	68.039.557
Bienes de consumo	6.985.024
Servicios no personales	61.054.533
Impuestos indirectos	2.763.926
TRANSFERENCIAS Y DONACIONES CORRIENTES	86.288.515
Al sector privado	83.575.341
Transferencias corrientes al sector privado	83.210.233
Directas a personas	77.699.029
Pensiones y otros beneficios asociados	5.232.057
Jubilaciones y otros beneficios asociados	57.657.675
Otras transferencias directas a personas	14.809.297
A instituciones sin fines de lucro	4.813.123
Otras transferencias corrientes internas al sector privado	698.081
Donaciones corrientes al sector privado	365.108
Donaciones a personas	365.108
Al sector público	2.713.174
Transferencias corrientes al sector público	2.713.174
A los entes descentralizados sin fines empresariales para sus gastos	2.713.174
GASTOS DE CAPITAL	**4.458.831**
INVERSIÓN REAL DIRECTA	4.458.831
Formación bruta de capital fijo	4.360.164
Maquinaria, equipos y otros bienes muebles	4.344.164
Bienes preexistentes	16.000
Bienes intangibles	98.667

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**14.952.220**
DISMINUCIÓN DE PASIVOS	14.952.220
Disminución de cuentas y efectos por pagar	12.387.238
Disminución de cuentas y efectos por pagar a corto plazo	12.387.238
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.110.069
Disminución de aportes patronales y retenciones laborales por pagar	11.122.613
Disminución de otras retenciones laborales por pagar	11.122.613
Disminución de efectos por pagar a proveedores a corto plazo	154.556
Disminución de otros pasivos	2.564.982
Disminución de otros pasivos a corto plazo	2.564.982
TOTAL GASTOS	**374.179.863**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121190	Formación de estudiantes en carreras	matricula			11.380	196.011	55.923.056			56.119.067
121419	Formación en postgrado o estudios avanzados	matricula			823	4.578.105	1.450.987			6.029.092
121547	Investigación, innovación y gestión del conocimiento	investigación			152	21.000	5.924.976			5.945.976
121698	Sistema de recursos para la formación e intercambio académico	usuario	1.329.281	1.087.594	2.416.875	1.606.289	5.461.193			7.067.482
121778	Sistema de apoyo al desarrollo estudiantil	estudiante			11.380	70.000	73.079.416			73.149.416
121847	Intercambio y gestión del conocimiento con la sociedad	usuario	8.168	6.687	14.855	4.271.181	10.094.555			14.365.736
121878	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			22.500		20.899.908			20.899.908
122232	Territorialización y municipalización de la educación universitaria	plan			5	47.800	170.272			218.072
	TOTAL					10.790.386	173.004.363			183.794.749

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	845.804	98.684.717			99.530.521
02	Gestión administrativa	12.804.147	15.160.714			27.964.861
03	Previsión y protección social	256.377	62.633.355			62.889.732
	TOTAL	13.906.328	176.478.786			190.385.114

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**534**	**515**		**1.049**	**72.560.109**	**878.036**	**73.438.145**
Alto Nivel y de Dirección		1		1	86.784	16.489	103.273
Directivo	42	66		108	10.588.497		10.588.497
Profesional y Técnico	235	118		353	24.559.931		24.559.931
Personal Administrativo	109	54		163	5.131.788		5.131.788
Personal Docente	116	169		285	23.087.225	861.547	23.948.772
Personal de Investigación	14	9		23	1.776.410		1.776.410
Personal Médico	6	2		8	54.270		54.270
Obrero	12	96		108	7.275.204		7.275.204
Personal Fijo a Tiempo Parcial	**5**	**13**		**18**	**328.236**		**328.236**
Profesional y Técnico	2	3		5	92.976		92.976
Personal Administrativo		1		1	20.460		20.460
Personal Docente	3	9		12	214.800		214.800
Personal Contratado	**215**	**246**		**461**	**21.062.048**		**21.062.048**
Profesional y Técnico	19	18		37	1.634.489		1.634.489
Personal Administrativo	2	15		17	514.404		514.404
Personal Docente	188	212		400	18.579.210		18.579.210
Personal de Investigación	6	1		7	333.945		333.945
TOTAL	**754**	**774**		**1.528**	**93.950.393**	**878.036**	**94.828.429**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**29**	**9**	**38**	**5.232.057**
Empleados	27	6	33	2.698.248
Docentes	2	3	5	2.533.809
Jubilados	**225**	**290**	**515**	**57.657.675**
Obreros	4	29	33	2.695.668
Empleados	157	82	239	22.425.283
Docentes	64	179	243	32.536.724
TOTAL	**254**	**299**	**553**	**62.889.732**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	197.676.814
4.02	Materiales, suministros y mercancías	6.985.024
4.03	Servicios no personales	63.818.459
4.04	Activos reales	4.458.831
4.07	Transferencias y donaciones	86.288.515
4.11	Disminución de pasivos	14.952.220
	TOTAL	**374.179.863**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**361.792.625**
INGRESOS CORRIENTES ORDINARIOS	361.792.625
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.309.476
Venta de otros bienes y servicios	12.309.476
TRANSFERENCIAS CORRIENTES	349.483.149
Transferencias corrientes del sector público	349.483.149
Transferencias corrientes internas recibidas del sector público	349.483.149
De la República	349.483.149
Recursos Ordinarios	284.813.976
Gestión Fiscal	64.669.173
1.2 GASTOS CORRIENTES	**354.768.812**
GASTOS DE CONSUMO	268.480.297
Remuneraciones	197.676.814
Sueldos, salarios y otras retribuciones	97.390.735
Beneficios y complementos de sueldos y salarios	45.239.614
Aportes patronales	6.404.236
Prestaciones sociales y otras indemnizaciones	15.469.232
Asistencia socioeconómica	29.822.673
Otros gastos de personal	3.350.324
Compra de bienes y servicios	68.039.557
Bienes de consumo	6.985.024
Servicios no personales	61.054.533
Impuestos indirectos	2.763.926
TRANSFERENCIAS Y DONACIONES CORRIENTES	86.288.515
Al sector privado	83.575.341
Transferencias corrientes al sector privado	83.210.233
Directas a personas	77.699.029
Pensiones y otros beneficios asociados	5.232.057
Jubilaciones y otros beneficios asociados	57.657.675
Otras transferencias directas a personas	14.809.297

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
A instituciones sin fines de lucro	4.813.123
Otras transferencias corrientes internas al sector privado	698.081
Donaciones corrientes al sector privado	365.108
Donaciones a personas	365.108
Al sector público	2.713.174
Transferencias corrientes al sector público	2.713.174
A los entes descentralizados sin fines empresariales para sus gastos	2.713.174
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.023.813**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.023.813**
RECURSOS PROPIOS DE CAPITAL	7.023.813
Ahorro/ Desahorro en cuenta corriente	7.023.813
2.2 GASTOS DE CAPITAL	**4.458.831**
INVERSIÓN REAL DIRECTA	4.458.831
Formación bruta de capital fijo	4.360.164
Maquinaria, equipos y otros bienes muebles	4.344.164
Bienes preexistentes	16.000
Bienes intangibles	98.667
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**2.564.982**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**14.952.220**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.387.238
Disminución de otros activos financieros	12.387.238
Disminución de disponibilidades	12.387.238
Disminución de bancos	12.387.238
SUPERÁVIT FINANCIERO	2.564.982
3.2 APLICACIONES FINANCIERAS	**14.952.220**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
DISMINUCIÓN DE PASIVOS	14.952.220
Disminución de cuentas y efectos por pagar	12.387.238
Disminución de cuentas y efectos por pagar a corto plazo	12.387.238
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.110.069
Disminución de aportes patronales y retenciones laborales por pagar	11.122.613
Disminución de otras retenciones laborales por pagar	11.122.613
Disminución de efectos por pagar a proveedores a corto plazo	154.556
Disminución de otros pasivos	2.564.982
Disminución de otros pasivos a corto plazo	2.564.982

A0093

Universidad Central de Venezuela (UCV)

UNIVERSIDAD CENTRAL DE VENEZUELA (UCV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Central de Venezuela (UCV), es una Institución científico educativa, moderna y de vanguardia, de reconocido prestigio regional, nacional e internacional por su excelencia académica y compromiso social, en la generación de los conocimientos científico competitivo, transferible a través de la formación integral de profesionales capacitados para interactuar con independencia y asertividad en sociedades globales y con capacidad de llevar adelante los cambios que el país necesita, que contribuyan a elevar la calidad de vida, fortaleciendo así sus valores trascendentales y desarrollo integral.

En tal sentido la UCV estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la UCV orientará, los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**2.369.182.879**
INGRESOS CORRIENTES ORDINARIOS	2.368.855.779
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	65.245.001
Venta de otros bienes y servicios	65.245.001
TRANSFERENCIAS CORRIENTES	2.275.053.223
Transferencias corrientes del sector público	2.275.053.223
Transferencias corrientes internas recibidas del sector público	2.275.053.223
De la República	2.273.409.997
De los entes descentralizados sin fines empresariales	1.000.000
Del Poder Estadal	643.226
OTROS INGRESOS	28.557.555
Otros ingresos ajenos a la operación	6.056.045
Otros ingresos ordinarios	22.501.510
INGRESOS CORRIENTES EXTRAORDINARIOS	327.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	327.100
Donaciones corrientes internas recibidas del sector público	327.100
De las instituciones de protección social	327.100
TOTAL RECURSOS	**2.369.182.879**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.242.452.680**
GASTOS DE CONSUMO	1.432.003.038
Remuneraciones	1.161.461.886
Sueldos, salarios y otras retribuciones	525.902.054
Beneficios y complementos de sueldos y salarios	303.581.480
Aportes patronales	16.782.346
Prestaciones sociales y otras indemnizaciones	77.192.051
Asistencia socioeconómica	232.673.270
Otros gastos de personal	5.330.685
Compra de bienes y servicios	244.833.131
Bienes de consumo	83.194.993
Servicios no personales	161.638.138
Impuestos indirectos	25.708.021
GASTOS DE LA PROPIEDAD	44.500
Derechos sobre bienes intangibles	44.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	810.305.803
Al sector privado	810.304.803
Transferencias corrientes al sector privado	808.409.471
Directas a personas	783.118.886
Pensiones y otros beneficios asociados	153.119.011
Jubilaciones y otros beneficios asociados	566.166.574
Otras transferencias directas a personas	63.833.301
A instituciones sin fines de lucro	21.674.835
Otras transferencias corrientes internas al sector privado	3.615.750
Donaciones corrientes al sector privado	1.895.332
Donaciones a personas	1.886.332
Donaciones a instituciones sin fines de lucro	9.000
Al sector público	1.000
Transferencias corrientes al sector público	1.000
A los entes descentralizados sin fines empresariales para sus gastos	1.000
OTROS GASTOS CORRIENTES	99.339
Obligaciones del ejercicio vigente	56.339
Devoluciones y reintegros diversos	56.339

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Otros gastos corrientes	43.000
Otras perdidas	43.000
GASTOS DE CAPITAL	**109.663.477**
INVERSIÓN REAL DIRECTA	109.663.477
Formación bruta de capital fijo	104.302.289
Maquinaria, equipos y otros bienes muebles	102.387.648
Bienes preexistentes	154.000
Construcciones de bienes de dominio privado	1.676.841
Construcciones de bienes de dominio público	83.800
Bienes intangibles	5.361.188
APLICACIONES FINANCIERAS	**17.066.722**
DISMINUCIÓN DE PASIVOS	17.066.722
Disminución de otros pasivos	17.066.722
Disminución de otros pasivos a corto plazo	17.066.722
TOTAL GASTOS	**2.369.182.879**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121152	Formación en Postgrado o estudios avanzados	matricula			15.243	19.726.852	16.100.243			35.827.095
121159	Formación de estudiantes en carreras	matricula			44.853	14.007.798	421.240.793		1.000.000	436.248.591
121184	Sistema de recursos para la formación e intercambio académico	usuario	1.637.506	1.637.506	3.275.012	17.007.792	114.257.882		327.100	131.592.774
121198	Investigación, innovación y gestión del conocimiento	investigación			15.000	3.521.794	76.067.286			79.589.080
121355	Sistema de Apoyo al Desarrollo Estudiantil	servicio			1.453.017	255.592	164.245.380			164.500.972
121570	Intercambio y Gestión del Conocimiento con la Sociedad	usuario	2.020.000	980.000	3.000.000	17.096.022	40.892.517		569.134	58.557.673
121649	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			863.266	1.788.069	17.833.338		155.288	19.776.695
	TOTAL					73.403.919	850.637.439		2.051.522	926.092.880

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		557.784.273			557.784.273
02	Gestión administrativa	20.317.441	145.702.700			166.020.141
03	Previsión y protección social		719.285.585			719.285.585
	TOTAL	20.317.441	1.422.772.558			1.443.089.999

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.262**	**3.527**	**1.142**	**7.931**	**403.660.415**	**21.000.000**	**424.660.415**
Directivo	128	110		238	46.285.602	4.185.359	50.470.961
Profesional y Técnico	644	315	371	1.330	69.633.838	5.231.955	74.865.793
Personal Administrativo	1.258	825	520	2.603	104.756.310	6.350.731	111.107.041
Personal Docente	583	498	49	1.130	64.542.298	3.139.173	67.681.471
Personal de Investigación	389	332		721	66.683.634	2.092.782	68.776.416
Obrero	259	1.447	202	1.908	51.758.733		51.758.733
Personal Fijo a Tiempo Parcial	**963**	**290**	**566**	**1.819**	**24.189.246**		**24.189.246**
Profesional y Técnico	37	38	20	95	3.714.749		3.714.749
Personal Administrativo	31	32	46	109	7.473.632		7.473.632
Personal Docente	895	220	500	1.615	13.000.865		13.000.865
Personal Contratado	**1.050**	**1.415**		**2.465**	**29.823.874**		**29.823.874**
Directivo	1			1	4.467.043		4.467.043
Profesional y Técnico	136	75		211	6.137.470		6.137.470
Personal Administrativo	290	128		418	6.887.204		6.887.204
Personal Docente	623	1.204		1.827	12.282.987		12.282.987
Obrero		8		8	49.170		49.170
TOTAL	**5.275**	**5.232**	**1.708**	**12.215**	**457.673.535**	**21.000.000**	**478.673.535**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**4.708**	**1.561**	**6.269**	**153.119.011**
Alto Nivel y de Dirección	60	55	115	134.352
Obreros	216	97	313	26.997.012
Empleados	820	149	969	68.496.239
Docentes	3.612	1.260	4.872	57.491.408
Jubilados	**2.259**	**4.712**	**6.971**	**566.166.574**
Alto Nivel y de Dirección		98	98	940.261
Obreros	38	1.022	1.060	158.711.313
Empleados	1.310	1.420	2.730	192.149.298
Docentes	911	2.172	3.083	214.365.702
TOTAL	**6.967**	**6.273**	**13.240**	**719.285.585**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.161.461.886
4.02	Materiales, suministros y mercancías	83.194.993
4.03	Servicios no personales	187.390.659
4.04	Activos reales	109.663.477
4.07	Transferencias y donaciones	810.305.803
4.08	Otros gastos	99.339
4.11	Disminución de pasivos	17.066.722
	TOTAL	**2.369.182.879**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.369.182.879**
INGRESOS CORRIENTES ORDINARIOS	2.368.855.779
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	65.245.001
Venta de otros bienes y servicios	65.245.001
TRANSFERENCIAS CORRIENTES	2.275.053.223
Transferencias corrientes del sector público	2.275.053.223
Transferencias corrientes internas recibidas del sector público	2.275.053.223
De la República	2.273.409.997
Recursos Ordinarios	1.852.732.781
Gestión Fiscal	420.677.216
De los entes descentralizados sin fines empresariales	1.000.000
Del Poder Estadal	643.226
OTROS INGRESOS	28.557.555
Otros ingresos ajenos a la operación	6.056.045
Otros ingresos ordinarios	22.501.510
INGRESOS CORRIENTES EXTRAORDINARIOS	327.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	327.100
Donaciones corrientes internas recibidas del sector público	327.100
De las instituciones de protección social	327.100
1.2 GASTOS CORRIENTES	**2.242.452.680**
GASTOS DE CONSUMO	1.432.003.038
Remuneraciones	1.161.461.886
Sueldos, salarios y otras retribuciones	525.902.054
Beneficios y complementos de sueldos y salarios	303.581.480
Aportes patronales	16.782.346
Prestaciones sociales y otras indemnizaciones	77.192.051
Asistencia socioeconómica	232.673.270
Otros gastos de personal	5.330.685
Compra de bienes y servicios	244.833.131

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Bienes de consumo	83.194.993
Servicios no personales	161.638.138
Impuestos indirectos	25.708.021
GASTOS DE LA PROPIEDAD	44.500
Derechos sobre bienes intangibles	44.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	810.305.803
Al sector privado	810.304.803
Transferencias corrientes al sector privado	808.409.471
Directas a personas	783.118.886
Pensiones y otros beneficios asociados	153.119.011
Jubilaciones y otros beneficios asociados	566.166.574
Otras transferencias directas a personas	63.833.301
A instituciones sin fines de lucro	21.674.835
Otras transferencias corrientes internas al sector privado	3.615.750
Donaciones corrientes al sector privado	1.895.332
Donaciones a personas	1.886.332
Donaciones a instituciones sin fines de lucro	9.000
Al sector público	1.000
Transferencias corrientes al sector público	1.000
A los entes descentralizados sin fines empresariales para sus gastos	1.000
OTROS GASTOS CORRIENTES	99.339
Obligaciones del ejercicio vigente	56.339
Devoluciones y reintegros diversos	56.339
Otros gastos corrientes	43.000
Otras perdidas	43.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**126.730.199**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**126.730.199**
RECURSOS PROPIOS DE CAPITAL	126.730.199
Ahorro/ Desahorro en cuenta corriente	126.730.199

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**109.663.477**
INVERSIÓN REAL DIRECTA	109.663.477
Formación bruta de capital fijo	104.302.289
Maquinaria, equipos y otros bienes muebles	102.387.648
Bienes preexistentes	154.000
Construcciones de bienes de dominio privado	1.676.841
Construcciones de bienes de dominio público	83.800
Bienes intangibles	5.361.188
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**17.066.722**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**17.066.722**
SUPERÁVIT FINANCIERO	17.066.722
3.2 APLICACIONES FINANCIERAS	**17.066.722**
DISMINUCIÓN DE PASIVOS	17.066.722
Disminución de otros pasivos	17.066.722
Disminución de otros pasivos a corto plazo	17.066.722

A0094

Universidad de Carabobo (UC)

UNIVERSIDAD DE CARABOBO (UC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad de Carabobo (UC), desde su creación, se enfoca en el desarrollo y difusión de conocimientos innovadores, competitivos y socialmente pertinentes para la formación ética e integral de profesionales y técnicos, altamente calificados, con sentido ciudadano, promotores de cambios sociales, políticos y económicos, que conduzcan a la consolidación de la libertad, la democracia y el bienestar. Todo ello enmarcado en una política unificadora de la docencia, investigación y extensión, con vinculación interinstitucional, como motor de transformación de la sociedad.

En tal sentido la UC estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la UC, orientará los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.744.943.241**
INGRESOS CORRIENTES ORDINARIOS	1.744.943.241
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	92.676.663
Venta de otros bienes y servicios	92.676.663
TRANSFERENCIAS CORRIENTES	1.652.266.578
Transferencias corrientes del sector público	1.652.266.578
Transferencias corrientes internas recibidas del sector público	1.652.266.578
De la República	1.652.266.578
FUENTES DE FINANCIAMIENTO	**25.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	25.000.000
Disminución de otros activos financieros	25.000.000
Disminución de disponibilidades	25.000.000
Disminución de bancos	25.000.000
TOTAL RECURSOS	**1.769.943.241**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.667.550.728**
GASTOS DE CONSUMO	1.202.461.401
Remuneraciones	946.251.303
Sueldos, salarios y otras retribuciones	311.232.020
Beneficios y complementos de sueldos y salarios	187.857.010
Aportes patronales	51.227.040
Prestaciones sociales y otras indemnizaciones	130.144.643
Asistencia socioeconómica	264.928.090
Otros gastos de personal	862.500
Compra de bienes y servicios	256.210.098
Bienes de consumo	93.738.970
Servicios no personales	162.471.128
TRANSFERENCIAS Y DONACIONES CORRIENTES	465.089.327
Al sector privado	463.661.689
Transferencias corrientes al sector privado	463.661.689
Directas a personas	450.352.580
Pensiones y otros beneficios asociados	45.874.900
Jubilaciones y otros beneficios asociados	332.273.340
Otras transferencias directas a personas	72.204.340
A instituciones sin fines de lucro	4.842.368
Otras transferencias corrientes internas al sector privado	8.466.741
Al sector público	1.409.008
Transferencias corrientes al sector público	1.409.008
A los entes descentralizados sin fines empresariales para sus gastos	1.409.008
Al sector externo	18.630
Transferencias corrientes al exterior	18.630
A organismos internacionales	18.630
GASTOS DE CAPITAL	**77.392.513**
INVERSIÓN REAL DIRECTA	77.392.513
Formación bruta de capital fijo	76.921.063
Maquinaria, equipos y otros bienes muebles	57.552.863
Construcciones de bienes de dominio privado	18.368.200
Construcciones de bienes de dominio público	1.000.000
Bienes intangibles	471.450

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**25.000.000**
DISMINUCIÓN DE PASIVOS	25.000.000
Disminución de cuentas y efectos por pagar	25.000.000
Disminución de cuentas y efectos por pagar a corto plazo	25.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	25.000.000
TOTAL GASTOS	**1.769.943.241**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121166	Investigación, Innovación y Gestión del Conocimiento	investigación			6.009	5.267.569	21.135.600			26.403.169
121225	Formación en Postgrado o Estudios Avanzados	matricula			3.280	24.340.373	5.993.780			30.334.153
121233	Formación de estudiantes en carreras	matricula			65.168	15.087.472	305.447.926			320.535.398
121348	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			65.168	1.901.613	182.214.242			184.115.855
121364	Intercambio y Gestión del Conocimiento con la Sociedad	persona			231.391	7.018.923	35.813.218			42.832.141
121595	Sistema de recursos para la formación e intercambio académico	usuario	339.673	226.449	565.297	17.279.689	31.485.461			48.765.150
121626	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			108.400.168	11.970.701	111.734.096			123.704.797
121651	Territorialización y Municipalización de la Educación Universitaria	plan			20		5.552			5.552
	TOTAL					**82.866.340**	**693.829.875**			**776.696.215**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		473.988.343			473.988.343
02	Gestión administrativa	34.810.323	106.300.120			141.110.443
03	Previsión y protección social		378.148.240			378.148.240
	TOTAL	**34.810.323**	**958.436.703**			**993.247.026**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.009**	**2.306**		**5.315**	**193.192.580**		**193.192.580**
Alto Nivel y de Dirección	1			1	84.452		84.452
Directivo	96			96	159.988		159.998
Profesional y Técnico	1.134	621		1.755	58.100.720		58.100.720
Personal Administrativo	776	278		1.054	31.430.470		31.430.470
Personal Docente	695	497		1.192	67.319.992		67.319.992
Obrero	307	910		1.217	36.096.958		36.096.958
Personal Fijo a Tiempo Parcial	**583**	**530**		**1.113**	**17.747.540**		**17.747.540**
Profesional y Técnico	23	44		67	981.980		981.980
Personal Administrativo	1	1		2	29.740		29.740
Personal Docente	559	485		1.044	16.735.820		16.735.820
Personal Contratado	**1.672**	**1.420**		**3.092**	**91.130.120**		**91.130.120**
Profesional y Técnico	310	275		585	19.256.400		19.256.400
Personal Administrativo	303	159		462	13.720.400		13.720.400
Personal Docente	917	825		1.742	48.996.480		48.996.480
Obrero	142	161		303	9.156.840		9.156.840
TOTAL	**5.264**	**4.256**		**9.520**	**302.070.240**		**302.070.240**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**93**	**27**	**120**	**45.874.900**
Empleados	91	21	112	19.914.450
Docentes	2	6	8	25.960.450
Jubilados	**2.474**	**2.299**	**4.773**	**332.273.340**
Obreros	302	418	720	32.167.800
Empleados	1.450	748	2.198	121.963.260
Docentes	722	1.133	1.855	178.142.280
TOTAL	**2.567**	**2.326**	**4.893**	**378.148.240**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	946.251.303
4.02	Materiales, suministros y mercancías	93.738.970
4.03	Servicios no personales	162.471.128
4.04	Activos reales	77.392.513
4.07	Transferencias y donaciones	465.089.327
4.11	Disminución de pasivos	25.000.000
	TOTAL	**1.769.943.241**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.744.943.241**
INGRESOS CORRIENTES ORDINARIOS	1.744.943.241
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	92.676.663
Venta de otros bienes y servicios	92.676.663
TRANSFERENCIAS CORRIENTES	1.652.266.578
Transferencias corrientes del sector público	1.652.266.578
Transferencias corrientes internas recibidas del sector público	1.652.266.578
De la República	1.652.266.578
Recursos Ordinarios	1.346.527.232
Gestión Fiscal	305.739.346
1.2 GASTOS CORRIENTES	**1.667.550.728**
GASTOS DE CONSUMO	1.202.461.401
Remuneraciones	946.251.303
Sueldos, salarios y otras retribuciones	311.232.020
Beneficios y complementos de sueldos y salarios	187.857.010
Aportes patronales	51.227.040
Prestaciones sociales y otras indemnizaciones	130.144.643
Asistencia socioeconómica	264.928.090
Otros gastos de personal	862.500
Compra de bienes y servicios	256.210.098
Bienes de consumo	93.738.970
Servicios no personales	162.471.128
TRANSFERENCIAS Y DONACIONES CORRIENTES	465.089.327
Al sector privado	463.661.689
Transferencias corrientes al sector privado	463.661.689
Directas a personas	450.352.580
Pensiones y otros beneficios asociados	45.874.900
Jubilaciones y otros beneficios asociados	332.273.340
Otras transferencias directas a personas	72.204.340
A instituciones sin fines de lucro	4.842.368
Otras transferencias corrientes internas al sector privado	8.466.741

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	1.409.008
Transferencias corrientes al sector público	1.409.008
A los entes descentralizados sin fines empresariales para sus gastos	1.409.008
Al sector externo	18.630
Transferencias corrientes al exterior	18.630
A organismos internacionales	18.630
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**77.392.513**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**77.392.513**
RECURSOS PROPIOS DE CAPITAL	77.392.513
Ahorro/ Desahorro en cuenta corriente	77.392.513
2.2 GASTOS DE CAPITAL	**77.392.513**
INVERSIÓN REAL DIRECTA	77.392.513
Formación bruta de capital fijo	76.921.063
Maquinaria, equipos y otros bienes muebles	57.552.863
Construcciones de bienes de dominio privado	18.368.200
Construcciones de bienes de dominio público	1.000.000
Bienes intangibles	471.450
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**25.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	25.000.000
Disminución de otros activos financieros	25.000.000
Disminución de disponibilidades	25.000.000
Disminución de bancos	25.000.000
3.2 APLICACIONES FINANCIERAS	**25.000.000**
DISMINUCIÓN DE PASIVOS	25.000.000
Disminución de cuentas y efectos por pagar	25.000.000
Disminución de cuentas y efectos por pagar a corto plazo	25.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	25.000.000

A0095

Universidad Nacional Experimental Simón Rodríguez (UNESR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ (UNESR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental Simón Rodríguez (UNESR), tiene como misión fundamental la búsqueda, generación, aplicación y difusión del conocimiento y el afianzamiento de los valores transcendentales del hombre y la sociedad. La Universidad Nacional Experimental Simón Rodríguez, es una institución global, de vocación, integracionista y latinoamericana, abierta al cambio, flexible, innovadora, andragógica y de excelencia, que promueva y practique la libertad de pensamiento y acción, fomente la participación y la profundización de los valores éticos democráticos; que permanezcan en la búsqueda constante del desarrollo sostenido y armonioso de la sociedad, y del individuo y esté profundamente comprometida con el desarrollo de la Comunidad.

En tal sentido la UNESR estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.
- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.
- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.
- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

Presupuestariamente la UNESR orientará, los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**747.668.912**
INGRESOS CORRIENTES ORDINARIOS	747.668.912
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.200.000
Venta de otros bienes y servicios	2.200.000
TRANSFERENCIAS CORRIENTES	745.468.912
Transferencias corrientes del sector público	745.468.912
Transferencias corrientes internas recibidas del sector público	745.468.912
De la República	745.468.912
TOTAL RECURSOS	**747.668.912**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**730.266.091**
GASTOS DE CONSUMO	558.652.659
Remuneraciones	488.732.464
Sueldos, salarios y otras retribuciones	169.037.209
Beneficios y complementos de sueldos y salarios	124.554.008
Aportes patronales	24.592.975
Prestaciones sociales y otras indemnizaciones	24.936.306
Asistencia socioeconómica	145.611.966
Compra de bienes y servicios	69.920.195
Bienes de consumo	41.900.805
Servicios no personales	28.019.390
TRANSFERENCIAS Y DONACIONES CORRIENTES	171.613.432
Al sector privado	171.613.432
Transferencias corrientes al sector privado	171.613.432
Directas a personas	171.613.432
Pensiones y otros beneficios asociados	13.484.710
Jubilaciones y otros beneficios asociados	113.023.821
Otras transferencias directas a personas	45.104.901
GASTOS DE CAPITAL	**5.569.500**
INVERSIÓN REAL DIRECTA	5.569.500
Formación bruta de capital fijo	5.569.500
Maquinaria, equipos y otros bienes muebles	5.569.500
APLICACIONES FINANCIERAS	**11.833.321**
DISMINUCIÓN DE PASIVOS	11.833.321
Disminución de cuentas y efectos por pagar	958.847
Disminución de cuentas y efectos por pagar a corto plazo	958.847
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	858.847
Disminución de otros pasivos	10.874.474
Disminución de provisiones y reservas técnicas	10.874.474
Disminución de provisiones	10.874.474
Disminución de otras provisiones	10.874.474
TOTAL GASTOS	**747.668.912**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122722	Formación de estudiantes en carreras	matricula			234.414		142.554.549			142.554.549
122870	Formación en postgrado o estudios avanzados	matricula			5.884		10.548.568			10.548.568
123105	Investigación, innovación y gestión del conocimiento	investigación			42		5.451.470			5.451.470
123124	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			25.744		50.109.619			50.109.619
123125	Sistema de apoyo al desarrollo estudiantil	estudiante			234.414		92.684.454			92.684.454
123153	Sistema de recursos para la formación e intercambio académico	usuario	143.963	95.976	239.939		8.770.408			8.770.408
123158	Intercambio y Gestión del Conocimiento con la Sociedad	comunidad			458.588		7.012.400			7.012.400
	TOTAL						317.131.468			317.131.469

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		270.867.989			270.867.989
02	Gestión administrativa	2.200.000	30.960.924			33.160.924
03	Previsión y protección social		126.508.531			126.508.531
	TOTAL	2.200.000	428.337.444			430.537.444

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**898**	**1.020**		**1.918**	**65.948.718**	**1.228.499**	**67.177.217**
Alto Nivel y de Dirección	1			1	86.784	16.489	103.273
Directivo	28	30		58	3.152.280		3.152.280
Profesional y Técnico	340	165		505	17.639.996		17.639.996
Personal Administrativo	94	25		119	2.953.154		2.953.154
Personal Docente	222	219		441	22.523.550	1.204.107	23.727.657
Obrero	213	581		794	19.592.954	7.903	19.600.857
Personal Fijo a Tiempo Parcial	**39**	**51**		**90**	**1.691.985**		**1.691.985**
Personal Docente	39	51		90	1.691.985		1.691.985
Personal Contratado	**1.984**	**1.932**		**3.916**	**87.907.246**		**87.907.246**
Directivo	1			1	47.412		47.412
Profesional y Técnico	260	142		402	13.231.560		13.231.560
Personal Administrativo	220	54		274	13.020.658		13.020.658
Personal Docente	1.362	1.573		2.935	54.133.812		54.133.812
Obrero	141	163		304	7.473.804		7.473.804
TOTAL	**2.921**	**3.003**		**5.924**	**155.547.949**	**1.228.499**	**156.776.448**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**140**	**72**	**212**	**13.484.710**
Obreros	43	36	79	4.514.302
Empleados	32	14	46	3.503.495
Docentes	65	22	87	5.466.913
Jubilados	**691**	**600**	**1.291**	**113.023.821**
Alto Nivel y de Dirección	1		1	201.913
Obreros	51	171	222	17.986.245
Empleados	324	123	447	37.864.340
Docentes	315	306	621	56.971.323
TOTAL	**831**	**672**	**1.503**	**126.508.531**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	488.732.464
4.02	Materiales, suministros y mercancías	41.900.805
4.03	Servicios no personales	28.019.390
4.04	Activos reales	5.569.500
4.07	Transferencias y donaciones	171.613.432
4.11	Disminución de pasivos	11.833.321
	TOTAL	**747.668.912**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**747.668.912**
INGRESOS CORRIENTES ORDINARIOS	747.668.912
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.200.000
Venta de otros bienes y servicios	2.200.000
TRANSFERENCIAS CORRIENTES	745.468.912
Transferencias corrientes del sector público	745.468.912
Transferencias corrientes internas recibidas del sector público	745.468.912
De la República	745.468.912
Recursos Ordinarios	607.525.583
Gestión Fiscal	137.943.329
1.2 GASTOS CORRIENTES	**730.266.091**
GASTOS DE CONSUMO	558.652.659
Remuneraciones	488.732.464
Sueldos, salarios y otras retribuciones	169.037.209
Beneficios y complementos de sueldos y salarios	124.554.008
Aportes patronales	24.592.975
Prestaciones sociales y otras indemnizaciones	24.936.306
Asistencia socioeconómica	145.611.966
Compra de bienes y servicios	69.920.195
Bienes de consumo	41.900.805
Servicios no personales	28.019.390
TRANSFERENCIAS Y DONACIONES CORRIENTES	171.613.432
Al sector privado	171.613.432
Transferencias corrientes al sector privado	171.613.432
Directas a personas	171.613.432
Pensiones y otros beneficios asociados	13.484.710
Jubilaciones y otros beneficios asociados	113.023.821
Otras transferencias directas a personas	45.104.901
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**17.402.821**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**17.402.821**
RECURSOS PROPIOS DE CAPITAL	17.402.821
Ahorro/ Desahorro en cuenta corriente	17.402.821
2.2 GASTOS DE CAPITAL	**5.569.500**
INVERSIÓN REAL DIRECTA	5.569.500
Formación bruta de capital fijo	5.569.500
Maquinaria, equipos y otros bienes muebles	5.569.500
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**11.833.321**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.833.321**
SUPERÁVIT FINANCIERO	11.833.321
3.2 APLICACIONES FINANCIERAS	**11.833.321**
DISMINUCIÓN DE PASIVOS	11.833.321
Disminución de cuentas y efectos por pagar	958.847
Disminución de cuentas y efectos por pagar a corto plazo	958.847
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	858.847
Disminución de otros pasivos	10.874.474
Disminución de provisiones y reservas técnicas	10.874.474
Disminución de provisiones	10.874.474
Disminución de otras provisiones	10.874.474

A0096

Universidad Nacional Experimental Francisco de Miranda (UNEFM)

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA (UNEFM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental Francisco de Miranda (UNEFM), tiene como sede principal a Coro, génesis de Venezuela, y capital del estado Falcón. Esta ciudad fue declarada Patrimonio Cultural de la Humanidad por la UNESCO en 1993 por su arquitectura colonial. "Con sus construcciones barro, peculiares del Caribe, Coro es la única muestra que sobrevive de la rica fusión de tradiciones locales con mudéjar español y técnicas arquitectónicas holandesas" (UNESCO, 1993). De allí su elevado valor histórico que esta Universidad se ha comprometido a conservar y promocionar como parte de nuestra memoria colectiva.

Es misión de la Universidad Nacional Experimental Francisco de Miranda (UNEFM), como institución de educación superior de carácter experimental, generar conocimientos, formar integralmente ciudadanos conscientes, responsables y emprendedores, anticipar y aportar respuestas a los programas académicos innovadores que articulen el conocimiento científico, tecnológico, social y humanístico, para el fortalecimiento de la ciencia, la tecnología, la cultura, el medio ambiente, y el fomento de los valores morales, éticos, estéticos, espirituales y ciudadanos, contribuyendo al logro de una mejor calidad de vida y un desarrollo sustentable.

En tal sentido la UNEFM estima lo siguiente:

- Proseguir como una Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva, trasmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil, para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultado de una educación con calidad científica y pertinencia social.

- Promover la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

- Fomentar las potencialidades de producción de bienes y servicios competitivos como medio para fortalecer las funciones de investigación, docencia y extensión.

- Incrementar y consolidar las alianzas estratégicas nacionales e internacionales con el sector público y privado, en un proceso de cooperación para satisfacer necesidades mutuas.

- Transformar la gerencia universitaria basada en un modelo cultural centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.

Presupuestariamente la UNEFM orientará, los recursos hacia la continuación y culminación de los proyectos que están en ejecución, privilegiando la inversión en proyectos que representen un efecto multiplicador importante, en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno, de la siguiente manera:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**513.627.829**
INGRESOS CORRIENTES ORDINARIOS	513.627.829
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	700.000
Venta de otros bienes y servicios	700.000
TRANSFERENCIAS CORRIENTES	512.927.829
Transferencias corrientes del sector público	512.927.829
Transferencias corrientes internas recibidas del sector público	512.927.829
De la República	512.927.829
FUENTES DE FINANCIAMIENTO	**2.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.000.000
Disminución de otros activos financieros	2.000.000
Disminución de disponibilidades	2.000.000
Disminución de bancos	2.000.000
TOTAL RECURSOS	**515.627.829**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**469.338.600**
GASTOS DE CONSUMO	367.663.164
Remuneraciones	296.382.703
Sueldos, salarios y otras retribuciones	100.707.545
Beneficios y complementos de sueldos y salarios	115.460.495
Aportes patronales	17.429.931
Asistencia socioeconómica	59.324.632
Otros gastos de personal	3.460.100
Compra de bienes y servicios	71.280.461
Bienes de consumo	12.714.528
Servicios no personales	58.565.933
TRANSFERENCIAS Y DONACIONES CORRIENTES	101.675.436
Al sector privado	96.828.477
Transferencias corrientes al sector privado	82.738.554
Directas a personas	79.215.050
Pensiones y otros beneficios asociados	4.601.460
Jubilaciones y otros beneficios asociados	74.613.590
Otras transferencias corrientes internas al sector privado	3.523.504
Donaciones corrientes al sector privado	14.089.923
Donaciones a personas	14.089.923
Al sector público	3.846.959
Transferencias corrientes al sector público	3.846.959
A los entes descentralizados sin fines empresariales para sus gastos	3.846.959
Al sector externo	1.000.000
Transferencias corrientes al exterior	1.000.000
Becas de capacitación e investigación en el exterior	1.000.000
GASTOS DE CAPITAL	**10.166.080**
INVERSIÓN REAL DIRECTA	10.166.080
Formación bruta de capital fijo	10.166.080
Maquinaria, equipos y otros bienes muebles	10.166.080
APLICACIONES FINANCIERAS	**36.123.149**
DISMINUCIÓN DE PASIVOS	36.123.149
Disminución de cuentas y efectos por pagar	1.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas y efectos por pagar a corto plazo	1.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000.000
Disminución de otros pasivos	35.123.149
Disminución de provisiones y reservas técnicas	34.123.149
Disminución de reservas técnicas	34.123.149
Disminución de obligaciones de ejercicios anteriores	1.000.000
TOTAL GASTOS	**515.627.829**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121901	Investigación , Innovación y Gestión del Conocimiento	investigación			788		3.795.740			3.795.740
121908	Formación de estudiantes en los Programas Nacionales de Formación	matricula			8.191		1.567.134			1.567.134
121912	Formación de Estudiantes en Carreras	matricula			22.664		67.218.513			67.218.513
121921	Sistema de Recursos para la Formación e Intercambio Académico	usuario	101.624	101.524	203.148		6.817.644			6.817.644
122057	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			34		63.952.346			63.952.346
122178	Territorialización y Municipalización de la Educación Universitaria	plan			9		29.853.806			29.853.806
122333	Desarrollo y Mantenimiento de la Infraestructura Física de la UNEFM	metro cuadrado			81.818		18.122.578			18.122.578
122341	Intercambio y Gestión del Conocimiento con la Sociedad	persona			24		10.039.632			10.039.632
122342	Formación de Postgrado o Estudios Avanzados	matricula			3.121	700.000	3.984.783			4.684.783
	TOTAL					**700.000**	**205.352.176**			**206.052.176**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		171.726.548			171.726.548
02	Gestión administrativa	2.000.000	56.423.932			58.423.932
03	Previsión y protección social		79.425.173			79.425.173
	TOTAL	**2.000.000**	**307.575.653**			**309.575.653**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**917**	**800**		**1.717**	**48.952.404**	**351.954**	**49.304.358**
Alto Nivel y de Dirección		1		1	37.449		37.449
Directivo	214	125		339	11.454.354	168.408	11.622.762
Profesional y Técnico	254	197		451	13.293.567		13.293.567
Personal Administrativo	76	48		124	2.600.559		2.600.559
Personal Docente	297	204		501	15.939.288	183.546	16.122.834
Obrero	76	225		301	5.627.187		5.627.187
Personal Fijo a Tiempo Parcial	**1**	**5**		**6**	**149.544**		**149.544**
Profesional y Técnico	1	3		4	85.176		85.176
Personal Docente		2		2	64.368		64.368
Personal Contratado	**354**	**2.016**		**2.370**	**45.362.151**		**45.362.151**
Directivo	3	2		5	135.882		135.882
Profesional y Técnico	3	26		29	731.295		731.295
Personal Administrativo	3	56		59	1.087.488		1.087.488
Personal Docente	345	1.756		2.101	40.160.916		40.160.916
Obrero		176		176	3.246.570		3.246.570
TOTAL	**1.272**	**2.821**		**4.093**	**94.464.099**	**351.954**	**94.816.053**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**32**	**55**	**87**	**4.601.460**
Obreros	2	14	16	561.890
Empleados	25	14	39	2.432.008
Docentes	5	27	32	1.607.562
Jubilados	**459**	**469**	**928**	**74.613.590**
Obreros	66	80	146	7.391.440
Empleados	234	127	361	35.667.689
Docentes	159	262	421	31.554.461
TOTAL	**491**	**524**	**1.015**	**79.215.050**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	296.382.703
4.02	Materiales, suministros y mercancías	12.714.528
4.03	Servicios no personales	58.565.933
4.04	Activos reales	10.166.080
4.07	Transferencias y donaciones	101.675.436
4.11	Disminución de pasivos	36.123.149
	TOTAL	**515.627.829**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**513.627.829**
INGRESOS CORRIENTES ORDINARIOS	513.627.829
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	700.000
Venta de otros bienes y servicios	700.000
TRANSFERENCIAS CORRIENTES	512.927.829
Transferencias corrientes del sector público	512.927.829
Transferencias corrientes internas recibidas del sector público	512.927.829
De la República	512.927.829
Recursos Ordinarios	418.014.460
Gestión Fiscal	94.913.369
1.2 GASTOS CORRIENTES	**469.338.600**
GASTOS DE CONSUMO	367.663.164
Remuneraciones	296.382.703
Sueldos, salarios y otras retribuciones	100.707.545
Beneficios y complementos de sueldos y salarios	115.460.495
Aportes patronales	17.429.931
Asistencia socioeconómica	59.324.632
Otros gastos de personal	3.460.100
Compra de bienes y servicios	71.280.461
Bienes de consumo	12.714.528
Servicios no personales	58.565.933
TRANSFERENCIAS Y DONACIONES CORRIENTES	101.675.436
Al sector privado	96.828.477
Transferencias corrientes al sector privado	82.738.554
Directas a personas	79.215.050
Pensiones y otros beneficios asociados	4.601.460
Jubilaciones y otros beneficios asociados	74.613.590
Otras transferencias corrientes internas al sector privado	3.523.504
Donaciones corrientes al sector privado	14.089.923
Donaciones a personas	14.089.923
Al sector público	3.846.959

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Transferencias corrientes al sector público	3.846.959
A los entes descentralizados sin fines empresariales para sus gastos	3.846.959
Al sector externo	1.000.000
Transferencias corrientes al exterior	1.000.000
Becas de capacitación e investigación en el exterior	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**44.289.229**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**44.289.229**
RECURSOS PROPIOS DE CAPITAL	44.289.229
Ahorro/ Desahorro en cuenta corriente	44.289.229
2.2 GASTOS DE CAPITAL	**10.166.080**
INVERSIÓN REAL DIRECTA	10.166.080
Formación bruta de capital fijo	10.166.080
Maquinaria, equipos y otros bienes muebles	10.166.080
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**34.123.149**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**36.123.149**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.000.000
Disminución de otros activos financieros	2.000.000
Disminución de disponibilidades	2.000.000
Disminución de bancos	2.000.000
SUPERÁVIT FINANCIERO	34.123.149
3.2 APLICACIONES FINANCIERAS	**36.123.149**
DISMINUCIÓN DE PASIVOS	36.123.149
Disminución de cuentas y efectos por pagar	1.000.000
Disminución de cuentas y efectos por pagar a corto plazo	1.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de otros pasivos	35.123.149
Disminución de provisiones y reservas técnicas	34.123.149
Disminución de reservas técnicas	34.123.149
Disminución de obligaciones de ejercicios anteriores	1.000.000

A0186

Universidad Nacional Experimental del Yaracuy (UNEY)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL YARACUY (UNEY)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental del Yaracuy, se cuenta entre las primeras universidades del país, con más altos índices de estudiantes atendidos en comedor y transporte, número de becas en relación con el número total de estudiantes y continuará ejecutando sus proyectos académicos, de investigación, de mejoramiento de los servicios estudiantiles, así como los dirigidos al desarrollo de la creación y gestión social, científica, tecnológica y humanística. Por otra parte, los pregrados que tradicionalmente forman parte de la oferta de la UNEY, Ciencia y Cultura de la Alimentación, Ciencias del Deporte y Diseño Integral. Por último, el pregrado, "Comprensión de Venezuela", dirigido a indagar, analizar y entender nuestra cultura, mediante trabajos libres de investigación, docencia y extensión, profundizado con el convenio con la Casa Nacional de las Letras Andrés Bello.

Tiene como misión, desarrollar programas y proyectos de formación que integren la cultura, la ciencia, y la técnica, vinculándose reflexivamente con las oportunidades y problemas sociales, dando respuestas creativas a las necesidades prácticas de la comunidad.

Su visión es lograr que la UNEY sea un centro abierto a todas las búsquedas creativas del saber, con un sólido arraigo en la cultura del país y en sus tradiciones, que le permita una relación dinámica, pertinente e integral en el estado Yaracuy y en la región, con capacidad de producir cambios en la educación, rescatando la universalidad de la misma, y de enriquecer y generar nuevos espacios para la conciencia ética ciudadana.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**84.412.216**
INGRESOS CORRIENTES ORDINARIOS	84.412.216
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	40.800
Venta de otros bienes y servicios	40.800
INGRESOS DE LA PROPIEDAD	115.000
Intereses	106.000
Intereses internos	106.000
Intereses por depósitos	106.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	9.000
Alquileres	9.000
TRANSFERENCIAS CORRIENTES	84.256.416
Transferencias corrientes del sector público	84.256.416
Transferencias corrientes internas recibidas del sector público	84.256.416
De la República	84.256.416
FUENTES DE FINANCIAMIENTO	**8.753.258**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.753.158
Disminución de otros activos financieros	8.753.158
Disminución de disponibilidades	8.753.158
Disminución de bancos	8.753.158
INCREMENTO DE PASIVOS	100
Incremento de otros pasivos	100
Incremento de pasivos diferidos a corto plazo	100
TOTAL RECURSOS	**93.165.474**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**88.739.068**
GASTOS DE CONSUMO	73.844.595
Remuneraciones	45.030.100
Sueldos, salarios y otras retribuciones	14.150.997
Beneficios y complementos de sueldos y salarios	8.299.791
Aportes patronales	2.100.620
Prestaciones sociales y otras indemnizaciones	3.985.512
Asistencia socioeconómica	16.493.180
Compra de bienes y servicios	28.814.495
Bienes de consumo	6.578.558
Servicios no personales	22.235.937
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.894.473
Al sector privado	14.022.550
Transferencias corrientes al sector privado	13.935.267
Directas a personas	13.855.267
Pensiones y otros beneficios asociados	403.873
Jubilaciones y otros beneficios asociados	1.571.394
Otras transferencias directas a personas	11.880.000
A instituciones sin fines de lucro	70.000
Otras transferencias corrientes internas al sector privado	10.000
Donaciones corrientes al sector privado	87.283
Donaciones a personas	72.064
Donaciones a instituciones sin fines de lucro	15.219
Al sector público	871.923
Transferencias corrientes al sector público	871.923
A los entes descentralizados sin fines empresariales para sus gastos	871.923
GASTOS DE CAPITAL	**3.671.406**
INVERSIÓN REAL DIRECTA	3.671.406
Formación bruta de capital fijo	3.628.361
Maquinaria, equipos y otros bienes muebles	3.628.361
Bienes intangibles	43.045
APLICACIONES FINANCIERAS	**755.000**
DISMINUCIÓN DE PASIVOS	755.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas y efectos por pagar	755.000
Disminución de cuentas y efectos por pagar a corto plazo	755.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	200.000
Disminución de aportes patronales y retenciones laborales por pagar	155.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	45.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	35.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	45.000
Disminución cuentas por pagar a proveedores a corto plazo	400.000
TOTAL GASTOS	**93.165.474**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121173	Formación de estudiantes en los Programas Nacionales de Formación (PNF).	matricula			599		4.055.368			4.055.368
121192	Formación de Estudiantes en Carreras.	matricula			2.112		18.430.762			18.430.762
121466	Investigación, Innovación y Gestión del Conocimiento.	investigación			92		1.038.435			1.038.435
121607	Sistema de Apoyo al Desarrollo Estudiantil.	estudiante			2.713	8.154.058	22.132.531			30.286.589
122647	Desarrollo y Mantenimiento de la Infraestructura.	metro cuadrado			69.152		3.569.850			3.569.850
122652	Formación en postgrado o estudios avanzados.	matricula			70		509.750			509.750
123015	Intercambio y Gestión del Conocimiento con la Sociedad.	usuario	1	1	2		3.755.282			3.755.282
123114	Sistema de recursos para la formación e intercambio académico.	usuario	1.190	1.788	2.978		1.867.786			1.867.786
123166	Territorialización y Municipalización de la Educación Universitaria.	proyecto de investigación			1		140.987			140.987
	TOTAL					8.154.058	55.500.751			63.654.809

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.737.487			13.737.487
02	Gestión administrativa	755.000	13.042.911			13.797.911
03	Previsión y protección social		1.975.267			1.975.267
	TOTAL	**755.000**	**28.755.665**			**29.510.665**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**102**	**103**	**1**	**206**	**8.761.164**	**111.988**	**8.873.152**
Alto Nivel y de Dirección	1			1	86.784	16.489	103.273
Directivo	14	12	1	27	1.496.940	43.457	1.540.397
Profesional y Técnico	33	20		53	2.175.876		2.175.876
Personal Administrativo	5	2		7	192.696		192.696
Personal Docente	34	43		77	3.801.252	52.042	3.853.294
Obrero	15	26		41	1.007.616		1.007.616
Personal Fijo a Tiempo Parcial	**1**			**1**	**21.528**		**21.528**
Personal Docente	1			1	21.528		21.528
Personal Contratado	**66**	**64**		**130**	**4.753.384**		**4.753.384**
Directivo	9	6		15	774.096		774.096
Profesional y Técnico	14	8		22	935.748		935.748
Personal Administrativo	4	2		6	162.360		162.360
Personal Docente	39	44		83	2.782.312		2.782.312
Obrero		4		4	98.868		98.868
TOTAL	**169**	**167**	**1**	**337**	**13.536.076**	**111.988**	**13.648.064**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**4**	**6**	**403.873**
Obreros		2	2	140.507
Empleados	2	1	3	181.655
Docentes		1	1	81.711
Jubilados	**7**	**6**	**13**	**1.571.394**
Empleados	5		5	591.981
Docentes	2	6	8	979.413
TOTAL	**9**	**10**	**19**	**1.975.267**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	45.030.100
4.02	Materiales, suministros y mercancías	6.578.558
4.03	Servicios no personales	22.235.937
4.04	Activos reales	3.671.406
4.07	Transferencias y donaciones	14.894.473
4.11	Disminución de pasivos	755.000
	TOTAL	**93.165.474**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**84.412.216**
INGRESOS CORRIENTES ORDINARIOS	84.412.216
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	40.800
Venta de otros bienes y servicios	40.800
INGRESOS DE LA PROPIEDAD	115.000
Intereses	106.000
Intereses internos	106.000
Intereses por depósitos	106.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	9.000
Alquileres	9.000
TRANSFERENCIAS CORRIENTES	84.256.416
Transferencias corrientes del sector público	84.256.416
Transferencias corrientes internas recibidas del sector público	84.256.416
De la República	84.256.416
Recursos Ordinarios	68.665.435
Gestión Fiscal	15.590.981
1.2 GASTOS CORRIENTES	**88.739.068**
GASTOS DE CONSUMO	73.844.595
Remuneraciones	45.030.100
Sueldos, salarios y otras retribuciones	14.150.997
Beneficios y complementos de sueldos y salarios	8.299.791
Aportes patronales	2.100.620
Prestaciones sociales y otras indemnizaciones	3.985.512
Asistencia socioeconómica	16.493.180
Compra de bienes y servicios	28.814.495
Bienes de consumo	6.578.558
Servicios no personales	22.235.937
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.894.473
Al sector privado	14.022.550
Transferencias corrientes al sector privado	13.935.267

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Directas a personas	13.855.267
Pensiones y otros beneficios asociados	403.873
Jubilaciones y otros beneficios asociados	1.571.394
Otras transferencias directas a personas	11.880.000
A instituciones sin fines de lucro	70.000
Otras transferencias corrientes internas al sector privado	10.000
Donaciones corrientes al sector privado	87.283
Donaciones a personas	72.064
Donaciones a instituciones sin fines de lucro	15.219
Al sector público	871.923
Transferencias corrientes al sector público	871.923
A los entes descentralizados sin fines empresariales para sus gastos	871.923
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(4.326.852)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(4.326.852)**
RECURSOS PROPIOS DE CAPITAL	(4.326.852)
Ahorro/ Desahorro en cuenta corriente	(4.326.852)
2.2 GASTOS DE CAPITAL	**3.671.406**
INVERSIÓN REAL DIRECTA	3.671.406
Formación bruta de capital fijo	3.628.361
Maquinaria, equipos y otros bienes muebles	3.628.361
Bienes intangibles	43.045
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(7.998.258)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**8.753.258**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.753.158
Disminución de otros activos financieros	8.753.158
Disminución de disponibilidades	8.753.158

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de bancos	8.753.158
INCREMENTO DE PASIVOS	100
Incremento de otros pasivos	100
Incremento de pasivos diferidos a corto plazo	100
3.2 APLICACIONES FINANCIERAS	**8.753.258**
DISMINUCIÓN DE PASIVOS	755.000
Disminución de cuentas y efectos por pagar	755.000
Disminución de cuentas y efectos por pagar a corto plazo	755.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	200.000
Disminución de aportes patronales y retenciones laborales por pagar	155.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	45.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	35.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	45.000
Disminución cuentas por pagar a proveedores a corto plazo	400.000
DÉFICIT FINANCIERO	7.998.258

A0196

Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA DE LA FUERZA ARMADA NACIONAL (UNEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional tiene como Misión, orientar y estimular la educación ejerciendo una función rectora basada en la ciencia, la cultura y la sociedad, que guíe los pasos hacia la universalidad del conocimiento y la ejecución de innovaciones tecnológicas e industriales, aportando al proceso de enseñanza aprendizaje una forma sólida e integral del recurso humano que necesita la Nación para su crecimiento y desarrollo.

Así mismo, tiene como Visión ser una Institución de Educación Universitaria, con una estructura dinámica proyectada al ensayo de nuevas orientaciones en los sistemas de enseñanza, de investigación, de extensión y de administración educativa, caracterizada por su excelencia académica, sustentada en la búsqueda de la verdad y en el afianzamiento de los valores supremos del ser humano, en función de una sociedad democrática y del desarrollo soberano y autónomo del país.

En la actualidad se imparten las carreras largas en el área de la ingeniería, en las especialidades de: Ingeniería Aeronáutica, Eléctrica, Electrónica, Mecánica, Naval, Civil, Sistemas, Agrónoma, Agroindustrial, Petróleo, Petroquímica, Telecomunicaciones, Gas y Azúcar; así como también Licenciaturas en: Administración y Gestión Municipal, Administración de Desastres, Economía Social, Contaduría Pública, Turismo y Educación Integral. Igualmente carreras cortas de Técnicos Superiores Universitarios en: Análisis y Diseño de Sistemas, Comunicaciones y Electrónica, Mecánica Dental, Enfermería, Hotelería, Turismo, Agronomía, Hidrocarburos y Optometría Integral.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**836.322.425**
INGRESOS CORRIENTES ORDINARIOS	836.322.425
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.000.000
Venta de otros bienes y servicios	12.000.000
TRANSFERENCIAS CORRIENTES	824.322.425
Transferencias corrientes del sector público	824.322.425
Transferencias corrientes internas recibidas del sector público	824.322.425
De la República	824.322.425
INGRESOS DE CAPITAL	**19.000.000**
RECURSOS PROPIOS DE CAPITAL	19.000.000
Incremento de la depreciación y amortización acumuladas	19.000.000
TOTAL RECURSOS	**855.322.425**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**835.351.944**
GASTOS DE CONSUMO	761.718.751
Remuneraciones	609.499.550
Sueldos, salarios y otras retribuciones	201.570.533
Beneficios y complementos de sueldos y salarios	197.414.380
Aportes patronales	39.781.736
Prestaciones sociales y otras indemnizaciones	61.785.028
Asistencia socioeconómica	108.947.873
Compra de bienes y servicios	133.219.201
Bienes de consumo	29.914.756
Servicios no personales	103.304.445
Depreciación y amortización	19.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.633.193
Al sector privado	67.750.775
Transferencias corrientes al sector privado	67.750.775
Directas a personas	67.750.775
Pensiones y otros beneficios asociados	591.994
Jubilaciones y otros beneficios asociados	22.179.181
Otras transferencias directas a personas	44.979.600
Al sector público	5.882.418
Transferencias corrientes al sector público	5.882.418
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	5.882.418
GASTOS DE CAPITAL	**19.970.481**
INVERSIÓN REAL DIRECTA	19.970.481
Formación bruta de capital fijo	19.170.481
Edificios e instalaciones	4.515.481
Maquinaria, equipos y otros bienes muebles	11.255.000
Construcciones de bienes de dominio público	3.400.000
Bienes intangibles	800.000
TOTAL GASTOS	**855.322.425**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120209	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			100.568		87.349.013			87.349.013
120210	Formación de Estudiantes en los Programas Nacionales de Formación	matricula			2.584		19.982.945			19.982.945
120215	Investigación, innovación y gestión del Conocimiento	proyecto de investigación			10		4.604.044			4.604.044
120218	Formación de estudiantes en carreras	matricula			135.484		211.436.831			211.436.831
120219	Intercambio y Gestión del Conocimiento con la Sociedad	población			112.088		39.998.749			39.998.749
120242	Formación en Postgrado o Estudios Avanzados	matricula			11.650	12.000.000	107.991.834			119.991.834
120245	Desarrollo y mantenimiento de infraestructura física	metro cuadrado			21.150		21.450.761			21.450.761
120250	Sistema de Recursos para la Formación e Intercambio Académico	usuario	5.789	5.790	11.579		8.493.567			8.493.567
120255	Territorialización y Municipalización de la Educación Universitaria	actividad			1		3.748.445			3.748.445
	TOTAL					**12.000.000**	**505.056.189**			**517.056.189**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		230.179.633			230.179.633
02	Gestión administrativa	19.000.000	66.315.428			85.315.428
03	Previsión y protección social		22.771.175			22.771.175
	TOTAL	**19.000.000**	**319.266.236**			**338.266.236**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.241**	**1.441**	**716**	**4.398**	**130.669.690**	**1.606.962**	**132.276.652**
Profesional y Técnico	1.041	679	331	2.051	58.641.993		58.641.993
Personal Administrativo	146	87	122	355	6.882.700		6.882.700
Personal Docente	740	439	210	1.389	53.413.067	1.606.962	55.020.029
Obrero	314	236	53	603	11.731.930		11.731.930
Personal Fijo a Tiempo Parcial	**10.937**	**7.293**		**18.230**	**70.900.843**		**70.900.843**
Personal Docente	10.937	7.293		18.230	70.900.843		70.900.843
TOTAL	**13.178**	**8.734**	**716**	**22.628**	**201.570.533**	**1.606.962**	**203.177.495**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**3**	**3**	**591.994**
Obreros		3	3	591.994
Jubilados	**65**	**42**	**107**	**22.179.181**
Obreros	11	12	23	3.105.554
Empleados	40	15	55	11.391.821
Docentes	14	15	29	7.681.806
TOTAL	**65**	**45**	**110**	**22.771.175**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	609.499.550
4.02	Materiales, suministros y mercancías	29.914.756
4.03	Servicios no personales	103.304.445
4.04	Activos reales	19.970.481
4.07	Transferencias y donaciones	73.633.193
4.08	Otros gastos	19.000.000
	TOTAL	**855.322.425**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**836.322.425**
INGRESOS CORRIENTES ORDINARIOS	836.322.425
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.000.000
Venta de otros bienes y servicios	12.000.000
TRANSFERENCIAS CORRIENTES	824.322.425
Transferencias corrientes del sector público	824.322.425
Transferencias corrientes internas recibidas del sector público	824.322.425
De la República	824.322.425
Recursos Ordinarios	679.189.549
Gestión Fiscal	145.132.876
Aporte del Ministerio del Poder Popular para la Educación Universitaria	784.322.425
Recursos Ordinarios	639.189.549
Gestión Fiscal	145.132.876
Aporte del Ministerio del Poder Popular para la Defensa	40.000.000
Recursos Ordinarios	40.000.000
1.2 GASTOS CORRIENTES	**835.351.944**
GASTOS DE CONSUMO	761.718.751
Remuneraciones	609.499.550
Sueldos, salarios y otras retribuciones	201.570.533
Beneficios y complementos de sueldos y salarios	197.414.380
Aportes patronales	39.781.736
Prestaciones sociales y otras indemnizaciones	61.785.028
Asistencia socioeconómica	108.947.873
Compra de bienes y servicios	133.219.201
Bienes de consumo	29.914.756
Servicios no personales	103.304.445
Depreciación y amortización	19.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.633.193
Al sector privado	67.750.775
Transferencias corrientes al sector privado	67.750.775
Directas a personas	67.750.775

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Pensiones y otros beneficios asociados	591.994
Jubilaciones y otros beneficios asociados	22.179.181
Otras transferencias directas a personas	44.979.600
Al sector público	5.882.418
Transferencias corrientes al sector público	5.882.418
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	5.882.418
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**970.481**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**19.970.481**
RECURSOS PROPIOS DE CAPITAL	19.970.481
Ahorro/ Desahorro en cuenta corriente	970.481
Incremento de la depreciación y amortización acumuladas	19.000.000
2.2 GASTOS DE CAPITAL	**19.970.481**
INVERSIÓN REAL DIRECTA	19.970.481
Formación bruta de capital fijo	19.170.481
Edificios e instalaciones	4.515.481
Maquinaria, equipos y otros bienes muebles	11.255.000
Construcciones de bienes de dominio público	3.400.000
Bienes intangibles	800.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0208

Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SUR DEL LAGO "JESÚS MARÍA SEMPRÚM" (UNESUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm", desarrolla proyectos y actividades en la docencia, investigación y extensión, siendo llamada a contribuir con el gran propósito de transformación social nacional dirigido por el Ministerio del Poder Popular para la Educación Universitaria. Es nuestra responsabilidad apoyar nuestra sociedad en la formación de profesionales que participen en la producción de conocimiento y soluciones que garanticen el bienestar social y que despierten su sensibilidad con los problemas de la universidad y la sociedad venezolana. Además de ayudar a capacitar a las comunidades para la construcción de redes regionales de cooperación, con espacios para el diálogo y estrategias, que contribuye en crear una cultura de cooperación solidaria, articulando recursos y proyectos que puedan fortalecer el desarrollo nacional, regional y local no dependiente de una economía petrolera y por el contrario, generar riquezas con un alto valor social, productivo e innovador. De esta manera, brindará apoyo en el combate de la pobreza y el desempleo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**133.506.317**
INGRESOS CORRIENTES ORDINARIOS	133.506.317
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	551.000
Venta de otros bienes y servicios	551.000
INGRESOS DE LA PROPIEDAD	49.000
Intereses	36.000
Intereses internos	36.000
Intereses por depósitos	36.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	13.000
Alquileres	13.000
TRANSFERENCIAS CORRIENTES	132.906.317
Transferencias corrientes del sector público	132.906.317
Transferencias corrientes internas recibidas del sector público	132.906.317
De la República	132.906.317
TOTAL RECURSOS	**133.506.317**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**129.610.260**
GASTOS DE CONSUMO	114.563.044
Remuneraciones	82.062.482
Sueldos, salarios y otras retribuciones	23.059.840
Beneficios y complementos de sueldos y salarios	33.388.357
Aportes patronales	2.254.867
Prestaciones sociales y otras indemnizaciones	10.002.677
Asistencia socioeconómica	12.859.474
Otros gastos de personal	497.267
Compra de bienes y servicios	32.500.562
Bienes de consumo	8.626.057
Servicios no personales	23.874.505
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.047.216
Al sector privado	15.047.216
Transferencias corrientes al sector privado	15.047.216
Directas a personas	1.820.457
Jubilaciones y otros beneficios asociados	1.820.457
Otras transferencias corrientes internas al sector privado	13.226.759
GASTOS DE CAPITAL	**3.896.057**
INVERSIÓN REAL DIRECTA	3.896.057
Formación bruta de capital fijo	3.846.057
Maquinaria, equipos y otros bienes muebles	3.411.666
Construcciones de bienes de dominio privado	434.391
Bienes intangibles	50.000
TOTAL GASTOS	**133.506.317**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121402	Territorializacion y Municipalización de la Educación Universitaria	plan			1		440.780			440.780
121513	Formación de estudiantes en carreras	estudiante			6.911		35.323.084			35.323.084
121588	Programas Nacionales de Formación	matricula			440		659.932			659.932
121654	Sistema de recursos para la formación e intercambio académico	usuario	880	720	1.600	456.500	8.807.203			9.263.703
121681	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			7.351		34.350.240			34.350.240
121727	Investigación, innovación y gestión del conocimiento	investigación			203		1.966.969			1.966.969
122130	Formación de Postgrado o Estudios Avanzados	matricula			300	24.000	634.537			658.537
122231	Intercambio y gestión del conocimiento con la sociedad	estudiante			2.700	69.500	4.319.252			4.388.752
122458	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			31.918		25.158.908			25.158.908
	TOTAL					**550.000**	**111.660.905**			**112.210.905**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.024.647			13.024.647
02	Gestión administrativa	50.000	6.416.828			6.466.828
03	Previsión y protección social		1.803.937			1.803.937
	TOTAL	**50.000**	**21.245.412**			**21.295.412**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**230**	**342**	**3**	**575**	**14.969.300**		**14.969.300**
Alto Nivel y de Dirección		4		4	175.960		175.960
Profesional y Técnico	106	92		198	5.496.896		5.496.896
Personal Administrativo	41	11	2	54	904.024		904.024
Personal Docente	53	102		155	3.908.832		3.908.832
Obrero	30	133	1	164	4.483.588		4.483.588
Personal Contratado	**219**	**201**		**420**	**7.591.040**		**7.591.040**
Profesional y Técnico		2		2	48.368		48.368
Personal Docente	219	199		418	7.542.672		7.542.672
TOTAL	**449**	**543**	**3**	**995**	**22.560.340**		**22.560.340**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**		**1**	**1.803.937**
Empleados	1		1	1.803.937
TOTAL	**1**		**1**	**1.803.937**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	82.062.482
4.02	Materiales, suministros y mercancías	8.626.057
4.03	Servicios no personales	23.874.505
4.04	Activos reales	3.896.057
4.07	Transferencias y donaciones	15.047.216
	TOTAL	**133.506.317**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**133.506.317**
INGRESOS CORRIENTES ORDINARIOS	133.506.317
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	551.000
Venta de otros bienes y servicios	551.000
INGRESOS DE LA PROPIEDAD	49.000
Intereses	36.000
Intereses internos	36.000
Intereses por depósitos	36.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	13.000
Alquileres	13.000
TRANSFERENCIAS CORRIENTES	132.906.317
Transferencias corrientes del sector público	132.906.317
Transferencias corrientes internas recibidas del sector público	132.906.317
De la República	132.906.317
Recursos Ordinarios	108.313.041
Gestión Fiscal	24.593.276
1.2 GASTOS CORRIENTES	**129.610.260**
GASTOS DE CONSUMO	114.563.044
Remuneraciones	82.062.482
Sueldos, salarios y otras retribuciones	23.059.840
Beneficios y complementos de sueldos y salarios	33.388.357
Aportes patronales	2.254.867
Prestaciones sociales y otras indemnizaciones	10.002.677
Asistencia socioeconómica	12.859.474
Otros gastos de personal	497.267
Compra de bienes y servicios	32.500.562
Bienes de consumo	8.626.057
Servicios no personales	23.874.505
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.047.216
Al sector privado	15.047.216

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Transferencias corrientes al sector privado	15.047.216
Directas a personas	1.820.457
Jubilaciones y otros beneficios asociados	1.820.457
Otras transferencias corrientes internas al sector privado	13.226.759
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.896.057**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.896.057**
RECURSOS PROPIOS DE CAPITAL	3.896.057
Ahorro/ Desahorro en cuenta corriente	3.896.057
2.2 GASTOS DE CAPITAL	**3.896.057**
INVERSIÓN REAL DIRECTA	3.896.057
Formación bruta de capital fijo	3.846.057
Maquinaria, equipos y otros bienes muebles	3.411.666
Construcciones de bienes de dominio privado	434.391
Bienes intangibles	50.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0246

Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela"

SERVICIO DESCONCENTRADO DE ADMINISTRACIÓN Y GESTIÓN DEL FONDO DE AHORRO FAMILIAR E INVERSIÓN SOCIAL "HIJOS DE VENEZUELA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Desconcentrado de Administración y Gestión del Fondo de Ahorro Familiar e Inversión Social "Hijos de Venezuela", tiene por objeto otorgar beneficios a venezolanas y venezolanos en especial estado de vulnerabilidad sometidos a una situación de pobreza crítica, con la finalidad de facilitar su acceso al disfrute de derechos fundamentales y asegurar su incorporación a las actividades productivas que garanticen el vivir de sus familias. Destacando fundamentalmente a los hogares con un ingreso familiar inferior al salario mínimo, a las adolescentes embarazadas, mujeres embarazadas, hijos e hijas menores de dieciocho (18) años, hijos o hijas con discapacidad, independientemente de la edad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**94.514.558**
INGRESOS CORRIENTES ORDINARIOS	94.514.558
TRANSFERENCIAS CORRIENTES	94.514.558
Transferencias corrientes del sector público	94.514.558
Transferencias corrientes internas recibidas del sector público	94.514.558
De la República	94.514.558
FUENTES DE FINANCIAMIENTO	**1.388.302.948**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.388.302.948
Disminución de otros activos financieros	1.388.302.948
Disminución de disponibilidades	518.302.948
Disminución de bancos	518.302.948
Disminución de fondos en avance, en anticipo y en fideicomiso	870.000.000
Disminución de fondos en fideicomiso	870.000.000
TOTAL RECURSOS	**1.482.817.506**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.482.817.506**
GASTOS DE CONSUMO	58.651.080
Remuneraciones	6.251.080
Sueldos, salarios y otras retribuciones	2.462.400
Beneficios y complementos de sueldos y salarios	1.691.800
Aportes patronales	313.956
Prestaciones sociales y otras indemnizaciones	558.600
Asistencia socioeconómica	1.224.324
Compra de bienes y servicios	52.400.000
Bienes de consumo	2.000.000
Servicios no personales	50.400.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.424.166.426
Al sector privado	1.424.166.426
Transferencias corrientes al sector privado	1.424.166.426
Directas a personas	1.424.166.426
Otras transferencias directas a personas	1.424.166.426
TOTAL GASTOS	**1.482.817.506**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122797	Fortalecimiento Socio-económico y Socio-productivo a las Familias en Situación de Pobreza Crítica en el Marco de la Gran Misión Hijos de Venezuela	familia			389.423	1.388.302.948	94.514.558			1.482.817.506
	TOTAL					**1.388.302.948**	**94.514.558**			**1.482.817.506**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**15**	**10**		**25**	**2.462.400**		**2.462.400**
Directivo	2	4		6	878.400		878.400
Profesional y Técnico	13	6		19	1.584.000		1.584.000
TOTAL	**15**	**10**		**25**	**2.462.400**		**2.462.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	6.251.080
4.02	Materiales, suministros y mercancías	2.000.000
4.03	Servicios no personales	50.400.000
4.07	Transferencias y donaciones	1.424.166.426
	TOTAL	**1.482.817.506**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**94.514.558**
INGRESOS CORRIENTES ORDINARIOS	94.514.558
TRANSFERENCIAS CORRIENTES	94.514.558
Transferencias corrientes del sector público	94.514.558
Transferencias corrientes internas recibidas del sector público	94.514.558
De la República	94.514.558
Recursos Ordinarios	94.514.558
1.2 GASTOS CORRIENTES	**1.482.817.506**
GASTOS DE CONSUMO	58.651.080
Remuneraciones	6.251.080
Sueldos, salarios y otras retribuciones	2.462.400
Beneficios y complementos de sueldos y salarios	1.691.800
Aportes patronales	313.956
Prestaciones sociales y otras indemnizaciones	558.600
Asistencia socioeconómica	1.224.324
Compra de bienes y servicios	52.400.000
Bienes de consumo	2.000.000
Servicios no personales	50.400.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.424.166.426
Al sector privado	1.424.166.426
Transferencias corrientes al sector privado	1.424.166.426
Directas a personas	1.424.166.426
Otras transferencias directas a personas	1.424.166.426
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.388.302.948)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.388.302.948)**
RECURSOS PROPIOS DE CAPITAL	(1.388.302.948)
Ahorro/ Desahorro en cuenta corriente	(1.388.302.948)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.388.302.948)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.388.302.948**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.388.302.948
Disminución de otros activos financieros	1.388.302.948
Disminución de disponibilidades	518.302.948
Disminución de bancos	518.302.948
Disminución de fondos en avance, en anticipo y en fideicomiso	870.000.000
Disminución de fondos en fideicomiso	870.000.000
3.2 APLICACIONES FINANCIERAS	**1.388.302.948**
DÉFICIT FINANCIERO	1.388.302.948

A0257

Universidad Politécnica Territorial del Estado Portuguesa "Juan de Jesús Montilla"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO PORTUGUESA "JUAN DE JESÚS MONTILLA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Politécnica Territorial del Estado Portuguesa, "Juan de Jesús Montilla", antiguo Instituto Universitario de Tecnología del Estado Portuguesa (IUTEP) tiene la Misión de educar y formar profesionales Universitarios, así como también, profesionales de cuarto nivel, en estudios de Investigación y de Postgrado capacitados para contribuir con el desarrollo económico y social de la región y del país, mediante la satisfacción de necesidades referidas a la formación integral de ciudadanos responsables, comprometidos con su entorno socio-cultural, gestores de sus propios conocimientos; es decir, egresados de la más alta calidad en transferencia y manejo de tecnologías, ajustadas a los tiempos modernos y a los requerimientos de la comunidad. Por consiguiente, la Universidad promoverá la investigación científico-tecnológica en esta dirección para así asumir posiciones de liderazgo en el contexto de la educación universitaria, tanto regional, como nacional; mediante un plan estratégico que garantice el trabajo y la participación colectiva.

Esta universidad tiene como encargo social, contribuir activamente al desarrollo endógeno integral y sustentable en su área de influencia territorial, abordando los problemas y retos de su contexto de territorialidad, de acuerdo con las necesidades del pueblo, a partir de las realidades geohistóricas, culturales, sociales y productivas, ayudando a conformar una nueva geopolítica nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**153.733.605**
INGRESOS CORRIENTES ORDINARIOS	153.733.605
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	50.000
Venta de otros bienes y servicios	50.000
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por depósitos	100.000
TRANSFERENCIAS CORRIENTES	153.583.605
Transferencias corrientes del sector público	153.583.605
Transferencias corrientes internas recibidas del sector público	153.583.605
De la República	153.583.605
FUENTES DE FINANCIAMIENTO	**3.717.892**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.717.892
Disminución de otros activos financieros	3.717.892
Disminución de disponibilidades	3.717.892
Disminución de bancos	3.717.892
TOTAL RECURSOS	**157.451.497**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**148.697.930**
GASTOS DE CONSUMO	121.988.093
Remuneraciones	74.697.704
Sueldos, salarios y otras retribuciones	20.916.550
Beneficios y complementos de sueldos y salarios	21.645.494
Aportes patronales	4.204.431
Prestaciones sociales y otras indemnizaciones	8.783.227
Asistencia socioeconómica	16.574.613
Otros gastos de personal	2.573.389
Compra de bienes y servicios	47.290.389
Bienes de consumo	8.311.584
Servicios no personales	38.978.805
TRANSFERENCIAS Y DONACIONES CORRIENTES	26.709.837
Al sector privado	25.557.960
Transferencias corrientes al sector privado	25.557.960
Directas a personas	25.557.960
Pensiones y otros beneficios asociados	1.530.341
Jubilaciones y otros beneficios asociados	15.510.819
Otras transferencias directas a personas	8.516.800
Al sector público	1.151.877
Transferencias corrientes al sector público	1.151.877
A los entes descentralizados sin fines empresariales para sus gastos	1.151.877
GASTOS DE CAPITAL	**5.035.675**
INVERSIÓN REAL DIRECTA	5.035.675
Formación bruta de capital fijo	5.035.675
Maquinaria, equipos y otros bienes muebles	5.035.675
APLICACIONES FINANCIERAS	**3.717.892**
DISMINUCIÓN DE PASIVOS	3.717.892
Disminución de cuentas y efectos por pagar	3.591.399
Disminución de cuentas y efectos por pagar a corto plazo	3.588.087
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.108.307
Disminución de aportes patronales y retenciones laborales por pagar	2.479.780

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.508.254
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	118.901
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	273.070
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	525.034
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	54.521
Disminución de otras cuentas y efectos por pagar	3.312
Disminución de otras cuentas por pagar a corto plazo	3.312
Disminución de otros pasivos	126.493
Disminución de obligaciones de ejercicios anteriores	126.493
TOTAL GASTOS	**157.451.497**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122191	Formación de estudiantes en los programas nacionales de formación	matricula			8.961		40.557.675			40.557.675
122508	Investigación, Innovación y Gestión del Conocimiento	investigación			95		319.822			319.822
122574	Sistema de Recursos para la Formación e Intercambio Académico	usuario	6.903	2.958	9.861		4.172.100			4.172.100
122760	Formación de Estudiantes en Carreras	matricula			232		139.069			139.069
122819	Intercambio y Gestión del Conocimiento con la Sociedad	persona			106.492		1.139.910			1.139.910
122825	Formación en post grado o estudios avanzados	matricula			450		291.474			291.474
122829	Territorialización y Municipalización de la educación universitaria	plan			22.000		224.155			224.155
122891	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			8.957		38.549.691			38.549.691
122900	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			33.500		17.620.546			17.620.546
	TOTAL						103.014.442			103.014.442

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		17.166.399			17.166.399
02	Gestión administrativa	3.867.892	16.361.604			20.229.496
03	Previsión y protección social		17.041.160			17.041.160
	TOTAL	**3.867.892**	**50.569.163**			**54.437.055**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**196**	**195**		**391**	**13.179.576**		**13.179.576**
Alto Nivel y de Dirección		1		1	48.180		48.180
Profesional y Técnico	43	19		62	1.631.460		1.631.460
Personal Administrativo	6	2		8	196.608		196.608
Personal Docente	97	102		199	8.113.752		8.113.752
Obrero	50	71		121	3.189.576		3.189.576
Personal Fijo a Tiempo Parcial	**35**	**36**		**71**	**1.238.730**		**1.238.730**
Personal Docente	34	33		67	1.184.136		1.184.136
Personal Médico	1	3		4	54.594		54.594
Personal Contratado	**116**	**159**		**275**	**6.498.244**		**6.498.244**
Directivo	1			1	35.544		35.544
Profesional y Técnico	35	22		57	1.530.024		1.530.024
Personal Administrativo	3	7		10	327.680		327.680
Personal Docente	77	125		202	4.502.312		4.502.312
Obrero		5		5	102.684		102.684
TOTAL	**347**	**390**		**737**	**20.916.550**		**20.916.550**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**12**	**7**	**19**	**1.530.341**
Obreros	5		5	276.781
Empleados	5	1	6	371.816
Docentes	2	6	8	881.744
Jubilados	**86**	**71**	**157**	**15.510.819**
Obreros	21	13	34	2.879.669
Empleados	40	8	48	4.062.595
Docentes	25	50	75	8.568.555
TOTAL	**98**	**78**	**176**	**17.041.160**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	74.697.704
4.02	Materiales, suministros y mercancías	8.311.584
4.03	Servicios no personales	38.978.805
4.04	Activos reales	5.035.675
4.07	Transferencias y donaciones	26.709.837
4.11	Disminución de pasivos	3.717.892
	TOTAL	**157.451.497**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**153.733.605**
INGRESOS CORRIENTES ORDINARIOS	153.733.605
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	50.000
Venta de otros bienes y servicios	50.000
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por depósitos	100.000
TRANSFERENCIAS CORRIENTES	153.583.605
Transferencias corrientes del sector público	153.583.605
Transferencias corrientes internas recibidas del sector público	153.583.605
De la República	153.583.605
Recursos Ordinarios	125.164.154
Gestión Fiscal	28.419.451
1.2 GASTOS CORRIENTES	**148.697.930**
GASTOS DE CONSUMO	121.988.093
Remuneraciones	74.697.704
Sueldos, salarios y otras retribuciones	20.916.550
Beneficios y complementos de sueldos y salarios	21.645.494
Aportes patronales	4.204.431
Prestaciones sociales y otras indemnizaciones	8.783.227
Asistencia socioeconómica	16.574.613
Otros gastos de personal	2.573.389
Compra de bienes y servicios	47.290.389
Bienes de consumo	8.311.584
Servicios no personales	38.978.805
TRANSFERENCIAS Y DONACIONES CORRIENTES	26.709.837
Al sector privado	25.557.960
Transferencias corrientes al sector privado	25.557.960
Directas a personas	25.557.960
Pensiones y otros beneficios asociados	1.530.341

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Jubilaciones y otros beneficios asociados	15.510.819
Otras transferencias directas a personas	8.516.800
Al sector público	1.151.877
Transferencias corrientes al sector público	1.151.877
A los entes descentralizados sin fines empresariales para sus gastos	1.151.877
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.035.675**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.035.675**
RECURSOS PROPIOS DE CAPITAL	5.035.675
Ahorro/ Desahorro en cuenta corriente	5.035.675
2.2 GASTOS DE CAPITAL	**5.035.675**
INVERSIÓN REAL DIRECTA	5.035.675
Formación bruta de capital fijo	5.035.675
Maquinaria, equipos y otros bienes muebles	5.035.675
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.717.892**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.717.892
Disminución de otros activos financieros	3.717.892
Disminución de disponibilidades	3.717.892
Disminución de bancos	3.717.892
3.2 APLICACIONES FINANCIERAS	**3.717.892**
DISMINUCIÓN DE PASIVOS	3.717.892
Disminución de cuentas y efectos por pagar	3.591.399
Disminución de cuentas y efectos por pagar a corto plazo	3.588.087
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.108.307

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar	2.479.780
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.508.254
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	118.901
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	273.070
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	525.034
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	54.521
Disminución de otras cuentas y efectos por pagar	3.312
Disminución de otras cuentas por pagar a corto plazo	3.312
Disminución de otros pasivos	126.493
Disminución de obligaciones de ejercicios anteriores	126.493

A0258

Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO MÉRIDA "KLÉBER RAMIREZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Politécnica Territorial del Estado Mérida "Kléber Ramírez" surge de la transformación del Instituto Universitario Tecnológico de Ejido (IUTE), y asume la gestión de los Programas Nacionales de Formación y carreras autorizadas al Instituto Universitario Tecnológico de Ejido. De esta manera se describe como un instrumento del pueblo merideño para contribuir a su desarrollo integral y sustentable, en el marco de la construcción del socialismo bolivariano, a través de la formación integral de alto nivel, la generación y apropiación social del conocimiento y la vinculación activa con proyectos de desarrollo, empresas socialistas y comunidades, en función de las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

Como visión a futuro la Universidad desarrollará sedes, proyectos y programas académicos de formación, creación intelectual, desarrollo tecnológico, innovación, asesoría y vinculación social con prioridad en todo el Estado Mérida, mediante la articulación con la Misión Sucre y a través de alianzas con otras instituciones de educación universitaria. La creación de programas, proyectos y sedes responderá a los requerimientos del desarrollo territorial integral y estará en correspondencia con las necesidades planteadas por el Poder Popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**133.407.521**
INGRESOS CORRIENTES ORDINARIOS	133.407.521
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	20.000
Venta de otros bienes y servicios	20.000
INGRESOS DE OPERACIÓN	40.000
Ingresos financieros de instituciones financieras	40.000
TRANSFERENCIAS CORRIENTES	133.347.521
Transferencias corrientes del sector público	133.347.521
Transferencias corrientes internas recibidas del sector público	133.347.521
De la República	133.347.521
FUENTES DE FINANCIAMIENTO	**200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000
Disminución de bancos	200.000
TOTAL RECURSOS	**133.607.521**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**131.585.521**
GASTOS DE CONSUMO	108.263.203
Remuneraciones	85.055.925
Sueldos, salarios y otras retribuciones	24.946.240
Beneficios y complementos de sueldos y salarios	23.995.021
Aportes patronales	6.737.917
Prestaciones sociales y otras indemnizaciones	10.356.122
Asistencia socioeconómica	15.450.125
Otros gastos de personal	3.570.500
Compra de bienes y servicios	23.207.278
Bienes de consumo	2.367.454
Servicios no personales	20.839.824
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.322.318
Al sector privado	22.322.212
Transferencias corrientes al sector privado	21.777.212
Directas a personas	21.696.152
Pensiones y otros beneficios asociados	668.142
Jubilaciones y otros beneficios asociados	16.132.010
Otras transferencias directas a personas	4.896.000
A instituciones sin fines de lucro	81.060
Donaciones corrientes al sector privado	545.000
Donaciones a personas	545.000
Al sector público	1.000.106
Transferencias corrientes al sector público	1.000.106
A los entes descentralizados sin fines empresariales para sus gastos	1.000.106
GASTOS DE CAPITAL	**1.762.000**
INVERSIÓN REAL DIRECTA	1.762.000
Formación bruta de capital fijo	1.762.000
Maquinaria, equipos y otros bienes muebles	1.762.000
APLICACIONES FINANCIERAS	**260.000**
DISMINUCIÓN DE PASIVOS	260.000
Disminución de cuentas y efectos por pagar	260.000
Disminución de cuentas y efectos por pagar a corto plazo	260.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de sueldos, salarios y otras remuneraciones por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar	100.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	15.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	5.000
Disminución de otras retenciones laborales por pagar	5.000
Disminución cuentas por pagar a proveedores a corto plazo	50.000
Disminución cuentas por pagar a contratistas a corto plazo	50.000
TOTAL GASTOS	**133.607.521**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121144	Formación de Estudiantes en Carreras	matricula			2.863		4.238.730			4.238.730
121145	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matricula			4.500		32.231.346			32.231.346
121257	Formación en post grado o estudios avanzados	matricula			2.200		89.600			89.600
121395	Investigación, innovación y gestión del conocimiento	investigación			15		105.000			105.000
121398	Sistema de recursos para la formación e intercambio académico	matricula			8.650		1.015.560			1.015.560
121460	Intercambio y Gestión del Conocimiento con la Sociedad	persona			8.650		476.600			476.600
121461	Territorialización y Municipalización de la educación universitaria	matricula			4.000		1.270.970			1.270.970
121482	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			15.000		20.368.331			20.368.331
121491	Sistema de Apoyo al Desarrollo Estudiantil	servicio			3.000		20.528.000			20.528.000
	TOTAL						**80.324.137**			**80.324.137**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		27.889.932			27.889.932
02	Gestión administrativa	260.000	8.333.300			8.593.300
03	Previsión y protección social		16.800.152			16.800.152
	TOTAL	**260.000**	**53.023.384**			**53.283.384**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**259**	**233**		**492**	**16.326.720**	**37.224**	**16.363.944**
Profesional y Técnico	36	29		65	1.710.060	16.200	1.726.260
Personal Administrativo	67	8		75	1.867.776	21.024	1.888.800
Personal Docente	108	101		209	9.215.172		9.215.172
Obrero	48	95		143	3.533.712		3.533.712
Personal Fijo a Tiempo Parcial	**3**	**10**		**13**	**257.688**		**257.688**
Personal Docente	3	10		13	257.688		257.688
Personal Contratado	**176**	**141**		**317**	**7.571.832**		**7.571.832**
Profesional y Técnico	4			4	103.236		103.236
Personal Administrativo	51	15		66	1.622.016		1.622.016
Personal Docente	107	110		217	5.106.480		5.106.480
Obrero	14	16		30	740.100		740.100
TOTAL	**438**	**384**		**822**	**24.156.240**	**37.224**	**24.193.464**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**7**	**5**	**12**	**668.142**
Obreros		2	2	55.842
Empleados	2	1	3	155.248
Docentes	5	2	7	457.052
Jubilados	**69**	**93**	**162**	**16.132.010**
Obreros	3	19	22	1.297.043
Empleados	35	8	43	3.292.674
Docentes	31	66	97	11.542.293
TOTAL	**76**	**98**	**174**	**16.800.152**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	85.055.925
4.02	Materiales, suministros y mercancías	2.367.454
4.03	Servicios no personales	20.839.824
4.04	Activos reales	1.762.000
4.07	Transferencias y donaciones	23.322.318
4.11	Disminución de pasivos	260.000
	TOTAL	**133.607.521**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**133.407.521**
INGRESOS CORRIENTES ORDINARIOS	133.407.521
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	20.000
Venta de otros bienes y servicios	20.000
INGRESOS DE OPERACIÓN	40.000
Ingresos financieros de instituciones financieras	40.000
TRANSFERENCIAS CORRIENTES	133.347.521
Transferencias corrientes del sector público	133.347.521
Transferencias corrientes internas recibidas del sector público	133.347.521
De la República	133.347.521
Recursos Ordinarios	108.672.604
Gestión Fiscal	24.674.917
1.2 GASTOS CORRIENTES	**131.585.521**
GASTOS DE CONSUMO	108.263.203
Remuneraciones	85.055.925
Sueldos, salarios y otras retribuciones	24.946.240
Beneficios y complementos de sueldos y salarios	23.995.021
Aportes patronales	6.737.917
Prestaciones sociales y otras indemnizaciones	10.356.122
Asistencia socioeconómica	15.450.125
Otros gastos de personal	3.570.500
Compra de bienes y servicios	23.207.278
Bienes de consumo	2.367.454
Servicios no personales	20.839.824
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.322.318
Al sector privado	22.322.212
Transferencias corrientes al sector privado	21.777.212
Directas a personas	21.696.152
Pensiones y otros beneficios asociados	668.142
Jubilaciones y otros beneficios asociados	16.132.010

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Otras transferencias directas a personas	4.896.000
A instituciones sin fines de lucro	81.060
Donaciones corrientes al sector privado	545.000
Donaciones a personas	545.000
Al sector público	1.000.106
Transferencias corrientes al sector público	1.000.106
A los entes descentralizados sin fines empresariales para sus gastos	1.000.106
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.822.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.822.000**
RECURSOS PROPIOS DE CAPITAL	1.822.000
Ahorro/ Desahorro en cuenta corriente	1.822.000
2.2 GASTOS DE CAPITAL	**1.762.000**
INVERSIÓN REAL DIRECTA	1.762.000
Formación bruta de capital fijo	1.762.000
Maquinaria, equipos y otros bienes muebles	1.762.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**60.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**260.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000
Disminución de bancos	200.000
SUPERÁVIT FINANCIERO	60.000
3.2 APLICACIONES FINANCIERAS	**260.000**
DISMINUCIÓN DE PASIVOS	260.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas y efectos por pagar	260.000
Disminución de cuentas y efectos por pagar a corto plazo	260.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	60.000
Disminución de aportes patronales y retenciones laborales por pagar	100.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	15.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	15.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	15.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	5.000
Disminución de otras retenciones laborales por pagar	5.000
Disminución cuentas por pagar a proveedores a corto plazo	50.000
Disminución cuentas por pagar a contratistas a corto plazo	50.000

A0259

Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL OESTE DE SUCRE "CLODOSBALDO RUSSIÁN"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Politécnica Territorial del Oeste de Sucre "Clodosbaldo Russián", tiene como encargo social contribuir activamente al desarrollo endógeno integral y sustentable en su área de influencia territorial, con la participación activa y permanente del Poder Popular, abarcando múltiples campos de estudio, bajo enfoques Inter y transdisciplinario, para abordar los problemas y retos de su contexto territorial, de acuerdo con las necesidades del pueblo, a partir de las realidades geohistóricas, culturales, sociales y productivas, ayudando a conformar una nueva geopolítica nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**172.295.661**
INGRESOS CORRIENTES ORDINARIOS	172.295.661
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	172.095.661
Transferencias corrientes del sector público	172.095.661
Transferencias corrientes internas recibidas del sèctor público	172.095.661
De la República	172.095.661
TOTAL RECURSOS	**172.295.661**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**168.749.282**
GASTOS DE CONSUMO	134.642.019
Remuneraciones	103.819.514
Sueldos, salarios y otras retribuciones	33.938.943
Beneficios y complementos de sueldos y salarios	27.971.712
Aportes patronales	5.257.469
Prestaciones sociales y otras indemnizaciones	6.389.269
Asistencia socioeconómica	300.850
Otros gastos de personal	29.961.271
Compra de bienes y servicios	30.822.505
Bienes de consumo	18.845.754
Servicios no personales	11.976.751
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.107.263
Al sector privado	34.107.263
Transferencias corrientes al sector privado	34.107.263
Directas a personas	34.107.263
Pensiones y otros beneficios asociados	1.107.868
Jubilaciones y otros beneficios asociados	13.388.671
Otras transferencias directas a personas	19.610.724
GASTOS DE CAPITAL	**3.301.855**
INVERSIÓN REAL DIRECTA	3.301.855
Formación bruta de capital fijo	3.301.855
Maquinaria, equipos y otros bienes muebles	3.301.855
APLICACIONES FINANCIERAS	**244.524**
DISMINUCIÓN DE PASIVOS	244.524
Disminución de cuentas y efectos por pagar	244.524
Disminución de cuentas y efectos por pagar a corto plazo	244.524
Disminución de sueldos, salarios y otras remuneraciones por pagar	244.524
TOTAL GASTOS	**172.295.661**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121608	Formación en post grado o estudios avanzados	matricula			210		500.000			500.000
121609	Sistema de recursos para la formación e intercambio académico	usuario	2.673	1.937	4.610		1.500.000			1.500.000
121622	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			8.556		17.793.129			17.793.129
121925	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matricula			10.695		45.654.855			45.654.855
121928	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			25.855		34.560.322			34.560.322
121947	Territorialización y Municipalización de la educación universitaria	plan			2.641		1.500.000			1.500.000
121952	Investigación, innovación y gestión del conocimiento	investigación			6.782		2.000.000			2.000.000
121968	Intercambio y Gestión del Conocimiento con la Sociedad	persona			20		1.500.000			1.500.000
121987	Formación de Estudiantes en Carreras	matricula			108		7.306.711			7.306.711
	TOTAL						**112.315.017**			**112.315.017**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		24.749.302			24.749.302
02	Gestión administrativa	200.000	10.782.111			10.982.111
03	Previsión y protección social		24.249.231			24.249.231
	TOTAL	**200.000**	**59.780.644**			**59.980.644**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**231**	**308**		**539**	**19.066.909**	**93.396**	**19.160.305**
Alto Nivel y de Dirección	1			1	48.180	69.948	118.128
Profesional y Técnico	14	4		18	326.328	1.752	328.080
Personal Administrativo	10	1		11	566.255		566.255
Personal Docente	136	167		303	12.966.225	21.696	12.987.921
Obrero	70	136		206	5.159.921		5.159.921
Personal Fijo a Tiempo Parcial	**1**			**1**	**15.264**		**15.264**
Profesional y Técnico	1			1	15.264		15.264
Personal Contratado	**262**	**170**		**432**	**14.681.306**		**14.681.306**
Profesional y Técnico	74	32		106	3.397.851		3.397.851
Personal Administrativo	48	19		67	1.646.206		1.646.206
Personal Docente	115	105		220	7.524.208		7.524.208
Obrero	25	14		39	2.113.041		2.113.041
TOTAL	**494**	**478**		**972**	**33.763.479**	**93.396**	**33.856.875**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**15**	**12**	**27**	**2.041.184**
Obreros	5	4	9	690.367
Empleados	2	4	6	192.708
Docentes	8	4	12	1.158.109
Jubilados	**94**	**133**	**227**	**22.208.047**
Obreros	15	35	50	4.665.492
Empleados	44	21	65	4.719.948
Docentes	35	77	112	12.822.607
TOTAL	**109**	**145**	**254**	**24.249.231**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	103.819.514
4.02	Materiales, suministros y mercancías	18.845.754
4.03	Servicios no personales	11.976.751
4.04	Activos reales	3.301.855
4.07	Transferencias y donaciones	34.107.263
4.11	Disminución de pasivos	244.524
	TOTAL	**172.295.661**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**172.295.661**
INGRESOS CORRIENTES ORDINARIOS	172.295.661
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS CORRIENTES	172.095.661
Transferencias corrientes del sector público	172.095.661
Transferencias corrientes internas recibidas del sector público	172.095.661
De la República	172.095.661
Recursos Ordinarios	140.250.695
Gestión Fiscal	31.844.966
1.2 GASTOS CORRIENTES	**168.749.282**
GASTOS DE CONSUMO	134.642.019
Remuneraciones	103.819.514
Sueldos, salarios y otras retribuciones	33.938.943
Beneficios y complementos de sueldos y salarios	27.971.712
Aportes patronales	5.257.469
Prestaciones sociales y otras indemnizaciones	6.389.269
Asistencia socioeconómica	300.850
Otros gastos de personal	29.961.271
Compra de bienes y servicios	30.822.505
Bienes de consumo	18.845.754
Servicios no personales	11.976.751
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.107.263
Al sector privado	34.107.263
Transferencias corrientes al sector privado	34.107.263
Directas a personas	34.107.263
Pensiones y otros beneficios asociados	2.041.184
Jubilaciones y otros beneficios asociados	22.208.047
Otras transferencias directas a personas	9.858.032

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.546.379**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.546.379**
RECURSOS PROPIOS DE CAPITAL	3.546.379
Ahorro/ Desahorro en cuenta corriente	3.546.379
2.2 GASTOS DE CAPITAL	**3.301.855**
INVERSIÓN REAL DIRECTA	3.301.855
Formación bruta de capital fijo	3.301.855
Maquinaria, equipos y otros bienes muebles	3.301.855
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**244.524**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**244.524**
SUPERÁVIT FINANCIERO	244.524
3.2 APLICACIONES FINANCIERAS	**244.524**
DISMINUCIÓN DE PASIVOS	244.524
Disminución de cuentas y efectos por pagar	244.524
Disminución de cuentas y efectos por pagar a corto plazo	244.524
Disminución de sueldos, salarios y otras remuneraciones por pagar	244.524

A0260

Universidad Politécnica Territorial de Paria "Luis Mariano Rivera"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DE PARIA "LUIS MARIANO RIVERA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Politécnica Territorial de Paria "Luis Mariano Rivera", tiene como misión alcanzar la máxima eficiencia en el desempeño de las funciones de docencia, investigación, de extensión y de producción, a fin de lograr la formación integral de los Técnicos Superiores Universitarios en las menciones de: Mecánica Naval, construcción Naval, Tecnología Agropecuaria, Procesamiento de Productos Pesqueros, Procesamiento y Control de Calidad de Alimentos, Informática, Contaduría Pública, Administración Tributaria, Mercadeo, Comercio Exterior, Publicidad, Turismo, Hotelería y de otras que los integren exclusivamente en el desarrollo armónico y productivo del Estado y de la Nación.

Visión. Ser una Institución estratégica en la sub-región Paria del Estado Sucre, en el campo de la formación de Técnicos Superiores Universitarios en las carreras de Tecnología Naval, Tecnología de Ciencias Agropecuarias, Tecnología en Ciencias de los Alimentos, Informática, Tecnología Administrativa, Mercadeo y Turismo y de otras que requiera el desarrollo integral del Estado Sucre, de la región y del país en general; así como también vincularlo con los distintos sectores de la sociedad (local, regional, nacional e internacional) mediante programas y proyectos de investigación y/o de extensión y producción, dirigidos a la formación y capacitación de los recursos humanos, asesorías y transferencias de tecnologías que posibiliten el desarrollo de la Institución y de la población en general, como también generar ingresos adicionales que proyecte a la Institución hacia el futuro con gran solidez y perdurabilidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**189.940.926**
INGRESOS CORRIENTES ORDINARIOS	189.940.926
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por depósitos	100.000
TRANSFERENCIAS CORRIENTES	189.840.926
Transferencias corrientes del sector público	189.840.926
Transferencias corrientes internas recibidas del sector público	189.840.926
De la República	189.840.926
FUENTES DE FINANCIAMIENTO	**3.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.000.000
Disminución de otros activos financieros	3.000.000
Disminución de disponibilidades	3.000.000
Disminución de bancos	3.000.000
TOTAL RECURSOS	**192.940.926**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**180.570.926**
GASTOS DE CONSUMO	142.423.543
Remuneraciones	109.381.808
Sueldos, salarios y otras retribuciones	27.188.670
Beneficios y complementos de sueldos y salarios	29.070.010
Aportes patronales	5.674.786
Prestaciones sociales y otras indemnizaciones	9.073.552
Asistencia socioeconómica	30.287.790
Otros gastos de personal	8.087.000
Compra de bienes y servicios	33.041.735
Bienes de consumo	23.411.735
Servicios no personales	9.630.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	38.147.383
Al sector público	38.147.383
Transferencias corrientes al sector público	38.147.383
A los entes descentralizados sin fines empresariales para sus gastos	38.147.383
GASTOS DE CAPITAL	**9.370.000**
INVERSIÓN REAL DIRECTA	9.370.000
Formación bruta de capital fijo	9.370.000
Maquinaria, equipos y otros bienes muebles	5.370.000
Construcciones de bienes de dominio privado	4.000.000
APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
TOTAL GASTOS	**192.940.926**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121469	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matricula			13.165		30.793.323			30.793.323
121616	Formación de estudiantes en carreras	matricula			3.278		16.174.294			16.174.294
121784	Formación en Post grado o estudios avanzados	matricula			6		310.000			310.000
122019	Investigación, Innovación y Gestión del Conocimiento	investigación			16		100.000			100.000
122141	Sistema de Recursos para la Formación e intercambio académico	usuario	10.150	12.602	16.443		6.335.376			6.335.376
122388	Sistema de Apoyo al Desarrollo Estudiantil	servicio			16.443		46.665.652			46.665.652
122807	Intercambio y Gestión del Conocimiento con la Sociedad	persona			220		3.406.108			3.406.108
122835	Desarrollo y mantenimiento de la Infraestructura	metro cuadrado			186.415		15.906.445			15.906.445
122858	Territorialización y Municipalización de la Educación Universitaria	plan			25		4.599.581			4.599.581
	TOTAL						**124.290.779**			**124.290.779**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		27.418.949			27.418.949
02	Gestión administrativa	3.100.000	12.974.622			16.074.622
03	Previsión y protección social		25.156.576			25.156.576
	TOTAL	**3.100.000**	**65.550.147**			**68.650.147**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**245**	**278**		**523**	**15.796.044**		**15.796.044**
Alto Nivel y de Dirección	2	1		3	86.790		86.790
Directivo	8	14		22	636.460		636.460
Profesional y Técnico	40	19		59	1.504.360		1.504.360
Personal Administrativo	18	3		21	723.250		723.250
Personal Docente	101	109		210	7.322.832		7.322.832
Obrero	76	132		208	5.522.352		5.522.352
Personal Contratado	**189**	**187**		**376**	**9.942.626**		**9.942.626**
Directivo	3	7		10	227.520		227.520
Profesional y Técnico	44	17		61	2.434.464		2.434.464
Personal Administrativo	28	28		56	500.544		500.544
Personal Docente	103	114		217	5.999.255		5.999.255
Obrero	11	21		32	780.843		780.843
TOTAL	**434**	**465**		**899**	**25.738.670**		**25.738.670**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**23**	**5**	**28**	**1.279.431**
Obreros	9		9	447.801
Empleados	1	1	2	63.971
Docentes	13	4	17	767.659
Jubilados	**105**	**141**	**246**	**23.877.145**
Obreros	27	53	80	7.699.151
Empleados	50	9	59	5.750.029
Docentes	28	79	107	10.427.965
TOTAL	**128**	**146**	**274**	**25.156.576**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	109.381.808
4.02	Materiales, suministros y mercancías	23.411.735
4.03	Servicios no personales	9.630.000
4.04	Activos reales	9.370.000
4.07	Transferencias y donaciones	38.147.383
4.11	Disminución de pasivos	3.000.000
	TOTAL	**192.940.926**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**189.940.926**
INGRESOS CORRIENTES ORDINARIOS	189.940.926
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por depósitos	100.000
TRANSFERENCIAS CORRIENTES	189.840.926
Transferencias corrientes del sector público	189.840.926
Transferencias corrientes internas recibidas del sector público	189.840.926
De la República	189.840.926
Recursos Ordinarios	154.712.334
Gestión Fiscal	35.128.592
1.2 GASTOS CORRIENTES	**180.570.926**
GASTOS DE CONSUMO	142.423.543
Remuneraciones	109.381.808
Sueldos, salarios y otras retribuciones	27.188.670
Beneficios y complementos de sueldos y salarios	29.070.010
Aportes patronales	5.674.786
Prestaciones sociales y otras indemnizaciones	9.073.552
Asistencia socioeconómica	30.287.790
Otros gastos de personal	8.087.000
Compra de bienes y servicios	33.041.735
Bienes de consumo	23.411.735
Servicios no personales	9.630.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	38.147.383
Al sector público	38.147.383
Transferencias corrientes al sector público	38.147.383
A los entes descentralizados sin fines empresariales para sus gastos	38.147.383
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.370.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.370.000**
RECURSOS PROPIOS DE CAPITAL	9.370.000
Ahorro/ Desahorro en cuenta corriente	9.370.000
2.2 GASTOS DE CAPITAL	**9.370.000**
INVERSIÓN REAL DIRECTA	9.370.000
Formación bruta de capital fijo	9.370.000
Maquinaria, equipos y otros bienes muebles	5.370.000
Construcciones de bienes de dominio privado	4.000.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.000.000
Disminución de otros activos financieros	3.000.000
Disminución de disponibilidades	3.000.000
Disminución de bancos	3.000.000
3.2 APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	3.000.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000

A0272

Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva"

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL NORTE DE MONAGAS "LUDOVICO SILVA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Politécnica Territorial del Norte de Monagas "Ludovico Silva" tiene como encargo social contribuir activamente al desarrollo endógeno integral y sustentable en su área de influencia territorial, con la participación activa y permanente del Poder Popular, abarcando múltiples campos de estudio, bajo enfoques Inter y transdisciplinario, para abordar los problemas y retos de su contexto territorial, de acuerdo con las necesidades del pueblo, a partir de las realidades geohistóricas, culturales, sociales y productivas, ayudando a conformar una nueva geopolítica nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**102.737.763**
INGRESOS CORRIENTES ORDINARIOS	102.737.763
TRANSFERENCIAS CORRIENTES	102.737.763
Transferencias corrientes del sector público	102.737.763
Transferencias corrientes internas recibidas del sector público	102.737.763
De la República	102.737.763
TOTAL RECURSOS	**102.737.763**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**99.178.136**
GASTOS DE CONSUMO	86.799.686
Remuneraciones	63.890.105
Sueldos, salarios y otras retribuciones	20.586.269
Beneficios y complementos de sueldos y salarios	19.634.673
Aportes patronales	2.933.448
Prestaciones sociales y otras indemnizaciones	9.176.745
Asistencia socioeconómica	10.438.970
Otros gastos de personal	1.120.000
Compra de bienes y servicios	21.163.069
Bienes de consumo	5.184.948
Servicios no personales	15.978.121
Impuestos indirectos	1.746.512
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.378.450
Al sector privado	11.607.917
Transferencias corrientes al sector privado	11.607.917
Directas a personas	11.448.417
Pensiones y otros beneficios asociados	1.746.268
Jubilaciones y otros beneficios asociados	4.500.707
Otras transferencias directas a personas	5.201.442
A instituciones sin fines de lucro	159.500
Al sector público	770.533
Transferencias corrientes al sector público	770.533
A los entes descentralizados sin fines empresariales para sus gastos	770.533
GASTOS DE CAPITAL	**3.559.627**
INVERSIÓN REAL DIRECTA	3.559.627
Formación bruta de capital fijo	3.559.627
Maquinaria, equipos y otros bienes muebles	3.559.627
TOTAL GASTOS	**102.737.763**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122959	Programas Nacionales de Formación (PNF)	matricula			14.076		25.230.295			25.230.295
123009	Formación en carreras	matricula			339		7.750.815			7.750.815
123037	Formación en post grado o estudios avanzados	matricula			272		1.809.871			1.809.871
123051	Investigación, innovación y gestión del conocimiento	investigación			343		1.481.398			1.481.398
123052	Sistema de recursos para la formación e intercambio académico	academia			17.076		3.873.804			3.873.804
123057	Sistema de apoyo de desarrollo estudiantil	estudiante			14.076		16.045.880			16.045.880
123061	Intercambio y Gestión de Conocimiento Con la Sociedad	persona			3.620		1.460.690			1.460.690
123064	Desarrollo y Mantenimiento de la infraestructura	metro cuadrado			5.000		18.044.083			18.044.083
123073	Territorialización y Municipalización de la educación universitaria	programa			14.076		1.382.665			1.382.665
	TOTAL			-			77.079.501			77.079.501

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		16.941.133			16.941.133
02	Gestión administrativa		2.470.154			2.470.154
03	Previsión y protección social		6.246.975			6.246.975
	TOTAL		**25.658.262**			**25.658.262**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**143**	**156**		**299**	**10.774.343**		**10.774.343**
Alto Nivel y de Dirección		1		1	69.610		69.610
Directivo	1	1		2	186.569		186.569
Profesional y Técnico	40	27		67	1.860.681		1.860.681
Personal Administrativo	40	4		44	1.024.120		1.024.120
Personal Docente	40	52		92	5.032.129		5.032.129
Obrero	22	71		93	2.601.234		2.601.234
Personal Contratado	**83**	**85**		**168**	**9.811.926**		**9.811.926**
Profesional y Técnico	15	12		27	947.606		947.606
Personal Administrativo	9	8		17	931.938		931.938
Personal Docente	58	52		110	6.724.173		6.724.173
Obrero	1	13		14	1.208.209		1.208.209
TOTAL	**226**	**241**		**467**	**20.586.269**		**20.586.269**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**12**	**14**	**1.746.268**
Obreros		2	2	247.479
Docentes	2	10	12	1.498.789
Jubilados	**22**	**31**	**53**	**4.500.707**
Obreros	2	3	5	421.281
Empleados	8	3	11	935.968
Docentes	12	25	37	3.143.458
TOTAL	**24**	**43**	**67**	**6.246.975**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	63.890.105
4.02	Materiales, suministros y mercancías	5.184.948
4.03	Servicios no personales	17.724.633
4.04	Activos reales	3.559.627
4.07	Transferencias y donaciones	12.378.450
	TOTAL	**102.737.763**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**102.737.763**
INGRESOS CORRIENTES ORDINARIOS	102.737.763
TRANSFERENCIAS CORRIENTES	102.737.763
Transferencias corrientes del sector público	102.737.763
Transferencias corrientes internas recibidas del sector público	102.737.763
De la República	102.737.763
Recursos Ordinarios	83.726.949
Gestión Fiscal	19.010.814
1.2 GASTOS CORRIENTES	**99.178.136**
GASTOS DE CONSUMO	86.799.686
Remuneraciones	63.890.105
Sueldos, salarios y otras retribuciones	20.586.269
Beneficios y complementos de sueldos y salarios	19.634.673
Aportes patronales	2.933.448
Prestaciones sociales y otras indemnizaciones	9.176.745
Asistencia socioeconómica	10.438.970
Otros gastos de personal	1.120.000
Compra de bienes y servicios	21.163.069
Bienes de consumo	5.184.948
Servicios no personales	15.978.121
Impuestos indirectos	1.746.512
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.378.450
Al sector privado	11.607.917
Transferencias corrientes al sector privado	11.607.917
Directas a personas	11.448.417
Pensiones y otros beneficios asociados	1.746.268
Jubilaciones y otros beneficios asociados	4.500.707
Otras transferencias directas a personas	5.201.442
A instituciones sin fines de lucro	159.500
Al sector público	770.533

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Transferencias corrientes al sector público	770.533
A los entes descentralizados sin fines empresariales para sus gastos	770.533
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.559.627**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.559.627**
RECURSOS PROPIOS DE CAPITAL	3.559.627
Ahorro/ Desahorro en cuenta corriente	3.559.627
2.2 GASTOS DE CAPITAL	**3.559.627**
INVERSIÓN REAL DIRECTA	3.559.627
Formación bruta de capital fijo	3.559.627
Maquinaria, equipos y otros bienes muebles	3.559.627
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0307

Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)

FUNDACIÓN PARA EL SERVICIO DE ASISTENCIA MÉDICA HOSPITALARIA PARA ESTUDIANTES DE EDUCACIÓN SUPERIOR (FAMES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Servicio de Asistencia Médica Hospitalaria para los Estudiantes de Educación Superior (FAMES) es una Institución del Estado Venezolano que tiene como Misión, contribuir con la creación, fortalecimiento y mantenimiento de una cultura que incorpore a la salud como la primera de nuestras libertades, aunado a un enfoque preventivo de las enfermedades en los Estudiantes Universitarios, en consonancia con las directrices políticas que, en el tema dicte el Estado.

El Plan Asistencial para ofrecer asistencia médica y hospitalaria a los estudiantes de educación universitaria, fue aprobado por los Rectores de las Universidades en una reunión del 29 de septiembre de 1989, y se concretó la creación de FAMES, como se desprende del Decreto Nº 531, del 6 de octubre de 1989, emanado de la Presidencia de la República. En el mencionado Decreto se establece, que FAMES está destinada a promover y organizar en todo el ámbito Nacional, el financiamiento, así como administrar y ejecutar el Plan Asistencial, a través de un Baremo Social establecido a través de convenios firmados con Clínicas, Hospitales, Centros de Diagnósticos, Cruz Roja y Médicos Especialistas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**79.925.267**
INGRESOS CORRIENTES ORDINARIOS	79.925.267
TRANSFERENCIAS CORRIENTES	79.925.267
Transferencias corrientes del sector público	79.925.267
Transferencias corrientes internas recibidas del sector público	79.925.267
De la República	79.925.267
TOTAL RECURSOS	**79.925.267**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**77.539.567**
GASTOS DE CONSUMO	45.052.502
Remuneraciones	34.104.156
Sueldos, salarios y otras retribuciones	3.869.823
Beneficios y complementos de sueldos y salarios	13.778.489
Aportes patronales	1.445.247
Prestaciones sociales y otras indemnizaciones	2.605.761
Asistencia socioeconómica	7.573.477
Otros gastos de personal	4.831.359
Compra de bienes y servicios	9.699.336
Bienes de consumo	4.117.600
Servicios no personales	5.581.736
Impuestos indirectos	1.249.010
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.487.065
Al sector privado	26.787.065
Transferencias corrientes al sector privado	26.787.065
Otras transferencias corrientes internas al sector privado	26.787.065
Al sector público	5.700.000
Donaciones corrientes al sector público	5.700.000
A los entes descentralizados sin fines empresariales	5.700.000
GASTOS DE CAPITAL	**2.385.700**
INVERSIÓN REAL DIRECTA	2.385.700
Formación bruta de capital fijo	2.385.700
Maquinaria, equipos y otros bienes muebles	1.894.100
Bienes preexistentes	491.600
TOTAL GASTOS	**79.925.267**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121164	Atención médico hospitalaria para los estudiantes universitarios del sector público a nivel nacional.	estudiante			11.250		44.570.504			44.570.504
122251	Promoción de la salud de las y los estudiantes universitarios del sector público para la prevención de enfermedades.	jornada			269		16.805.621			16.805.621
	TOTAL						61.376.125			61.376.125

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.989.524			12.989.524
02	Gestión administrativa		5.559.618			5.559.618
	TOTAL		18.549.142			18.549.142

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**55**	**29**		**84**	**3.604.523**	**2.914.005**	**6.518.528**
Alto Nivel y de Dirección		1		1	82.932	70.492	153.424
Directivo	12	5		17	820.918	785.003	1.605.921
Profesional y Técnico	34	14		48	2.026.397	1.635.215	3.661.612
Personal Administrativo	7	3		10	374.598	318.408	693.006
Obrero	2	6		8	299.678	104.887	404.565
Personal Fijo a Tiempo Parcial	**2**	**2**		**4**	**92.758**	**78.844**	**171.602**
Personal Médico	2	2		4	92.758	78.844	171.602
Personal Contratado		**6**		**6**	**160.542**		**160.542**
Profesional y Técnico		6		6	160.542		160.542
TOTAL	**57**	**37**		**94**	**3.857.823**	**2.992.849**	**6.850.672**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	34.104.156
4.02	Materiales, suministros y mercancías	4.117.600
4.03	Servicios no personales	6.830.746
4.04	Activos reales	2.385.700
4.07	Transferencias y donaciones	32.487.065
	TOTAL	**79.925.267**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**79.925.267**
INGRESOS CORRIENTES ORDINARIOS	79.925.267
TRANSFERENCIAS CORRIENTES	79.925.267
Transferencias corrientes del sector público	79.925.267
Transferencias corrientes internas recibidas del sector público	79.925.267
De la República	79.925.267
Recursos Ordinarios	79.925.267
1.2 GASTOS CORRIENTES	**77.539.567**
GASTOS DE CONSUMO	45.052.502
Remuneraciones	34.104.156
Sueldos, salarios y otras retribuciones	3.869.823
Beneficios y complementos de sueldos y salarios	13.778.489
Aportes patronales	1.445.247
Prestaciones sociales y otras indemnizaciones	2.605.761
Asistencia socioeconómica	7.573.477
Otros gastos de personal	4.831.359
Compra de bienes y servicios	9.699.336
Bienes de consumo	4.117.600
Servicios no personales	5.581.736
Impuestos indirectos	1.249.010
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.487.065
Al sector privado	26.787.065
Transferencias corrientes al sector privado	26.787.065
Otras transferencias corrientes internas al sector privado	26.787.065
Al sector público	5.700.000
Donaciones corrientes al sector público	5.700.000
A los entes descentralizados sin fines empresariales	5.700.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.385.700**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.385.700**
RECURSOS PROPIOS DE CAPITAL	2.385.700
Ahorro/ Desahorro en cuenta corriente	2.385.700
2.2 GASTOS DE CAPITAL	**2.385.700**
INVERSIÓN REAL DIRECTA	2.385.700
Formación bruta de capital fijo	2.385.700
Maquinaria, equipos y otros bienes muebles	1.894.100
Bienes preexistentes	491.600
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0413

Fundación Poliedro de Caracas

FUNDACIÓN POLIEDRO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Poliedro de Caracas, cumpliendo con la filosofía y principio de participación y reestructuración social, se plantea para el ejercicio fiscal 2014, una estrategia de trabajo que permite organizar, producir, presentar y promover toda clase de eventos de carácter artístico, cultural y educativo, teniendo como premisa fundamental la participación activa de las comunidades en la ejecución de las actividades de la organización, que garantice el acceso de la cultura a la población venezolana.

Adicionalmente, se crea el proyecto denominado "Unidades Socio-Productivas", que viene a transformar las relaciones sociales de producción, construyendo relaciones de tipo socialista basadas en la propiedad social.

Para la distribución de los créditos presupuestarios destinados al talento humano de la Fundación, se ha diseñado una estructura organizacional acorde con la gestión de inclusión, consecución de las metas y crecimiento de la organización dentro de un clima armónico que asegure la permanencia del mejor recurso humano.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**51.807.916**
INGRESOS CORRIENTES ORDINARIOS	51.807.916
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	25.618.444
Venta de otros bienes y servicios	25.618.444
TRANSFERENCIAS CORRIENTES	26.189.472
Transferencias corrientes del sector público	26.189.472
Transferencias corrientes internas recibidas del sector público	26.189.472
De la República	26.189.472
INGRESOS DE CAPITAL	**3.228.195**
RECURSOS PROPIOS DE CAPITAL	3.228.195
Incremento de la depreciación y amortización acumuladas	3.228.195
FUENTES DE FINANCIAMIENTO	**600.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	600.000
Disminución de otros activos financieros	600.000
Disminución de disponibilidades	600.000
Disminución de bancos	600.000
TOTAL RECURSOS	**55.636.111**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**44.504.504**
GASTOS DE CONSUMO	41.340.159
Remuneraciones	27.396.312
Sueldos, salarios y otras retribuciones	6.891.377
Beneficios y complementos de sueldos y salarios	12.097.269
Aportes patronales	1.189.260
Prestaciones sociales y otras indemnizaciones	1.537.365
Asistencia socioeconómica	5.681.041
Compra de bienes y servicios	10.715.652
Bienes de consumo	1.871.000
Servicios no personales	8.844.652
Depreciación y amortización	3.228.195
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.164.345
Al sector privado	814.345
Transferencias corrientes al sector privado	614.345
Directas a personas	614.345
Pensiones y otros beneficios asociados	35.000
Jubilaciones y otros beneficios asociados	579.345
Donaciones corrientes al sector privado	200.000
Donaciones a personas	150.000
Donaciones corrientes a Consejos Comunales	50.000
Al sector público	2.350.000
Transferencias corrientes al sector público	2.000.000
A los entes descentralizados sin fines empresariales para sus gastos	2.000.000
Donaciones corrientes al sector público	350.000
A los entes descentralizados sin fines empresariales	350.000
GASTOS DE CAPITAL	**10.531.607**
INVERSIÓN REAL DIRECTA	10.531.607
Formación bruta de capital fijo	10.531.607
Maquinaria, equipos y otros bienes muebles	10.531.607
APLICACIONES FINANCIERAS	**600.000**
DISMINUCIÓN DE PASIVOS	600.000
Disminución de cuentas y efectos por pagar	520.000
Disminución de cuentas y efectos por pagar a corto plazo	520.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar	230.000
Disminución de otros aportes patronales por pagar	150.000
Disminución de otras retenciones laborales por pagar	80.000
Disminución cuentas por pagar a proveedores a corto plazo	290.000
Disminución de otros pasivos	80.000
Disminución de provisiones y reservas técnicas	30.000
Disminución de provisiones	30.000
Disminución de provisiones para despidos	30.000
Disminución de otros pasivos a corto plazo	30.000
Disminución de otros pasivos a mediano y largo plazo	20.000
TOTAL GASTOS	**55.636.111**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121729	Consolidación de la programación y producción de eventos	evento			9	2.900.054				2.900.054
122094	Recuperación y acondicionamiento de la infraestructura física	reparación			5	12.000.000				12.000.000
122218	Núcleo Cultural Integral "César Rengifo", para la creación del Diálogo de Saberes	encuentro			12	300.000				300.000
122267	Creación de unidades socio-productivas	unidad			4	1.800.000				1.800.000
	TOTAL					17.000.054				17.000.054

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	2.165.127	24.716.735			26.881.862
02	Gestión administrativa	10.248.618	891.231			11.139.849
03	Previsión y protección social	32.840	581.506			614.346
	TOTAL	12.446.585	26.189.472			38.636.057

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**27**	**36**		**63**	**4.084.515**	**35.000**	**4.119.515**
Alto Nivel y de Dirección	1			1	140.697		140.697
Directivo	5	18		23	2.114.000		2.114.000
Profesional y Técnico	11	11		22	1.076.615	20.000	1.096.615
Personal Administrativo	6			6	303.661		303.661
Obrero	4	7		11	449.542	15.000	464.542
Personal Contratado	**19**	**29**		**48**	**1.908.861**		**1.908.861**
Profesional y Técnico	18	29		47	1.898.861		1.898.861
Obrero	1			1	10.000		10.000
TOTAL	**46**	**65**		**111**	**5.993.376**	**35.000**	**6.028.376**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**35.000**
Empleados	1		1	35.000
Jubilados	**1**	**3**	**4**	**579.345**
Empleados	1	3	4	579.345
TOTAL	**2**	**3**	**5**	**614.345**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	27.396.312
4.02	Materiales, suministros y mercancías	1.871.000
4.03	Servicios no personales	8.844.652
4.04	Activos reales	10.531.607
4.07	Transferencias y donaciones	3.164.345
4.08	Otros gastos	3.228.195
4.11	Disminución de pasivos	600.000
	TOTAL	**55.636.111**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**51.807.916**
INGRESOS CORRIENTES ORDINARIOS	51.807.916
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	25.618.444
Venta de otros bienes y servicios	25.618.444
TRANSFERENCIAS CORRIENTES	26.189.472
Transferencias corrientes del sector público	26.189.472
Transferencias corrientes internas recibidas del sector público	26.189.472
De la República	26.189.472
Recursos Ordinarios	26.189.472
1.2 GASTOS CORRIENTES	**44.504.504**
GASTOS DE CONSUMO	41.340.159
Remuneraciones	27.396.312
Sueldos, salarios y otras retribuciones	6.891.377
Beneficios y complementos de sueldos y salarios	12.097.269
Aportes patronales	1.189.260
Prestaciones sociales y otras indemnizaciones	1.537.365
Asistencia socioeconómica	5.681.041
Compra de bienes y servicios	10.715.652
Bienes de consumo	1.871.000
Servicios no personales	8.844.652
Depreciación y amortización	3.228.195
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.164.345
Al sector privado	814.345
Transferencias corrientes al sector privado	614.345
Directas a personas	614.345
Pensiones y otros beneficios asociados	35.000
Jubilaciones y otros beneficios asociados	579.345
Donaciones corrientes al sector privado	200.000
Donaciones a personas	150.000
Donaciones corrientes a Consejos Comunales	50.000
Al sector público	2.350.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Transferencias corrientes al sector público	2.000.000
A los entes descentralizados sin fines empresariales para sus gastos	2.000.000
Donaciones corrientes al sector público	350.000
A los entes descentralizados sin fines empresariales	350.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.303.412**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**10.531.607**
RECURSOS PROPIOS DE CAPITAL	10.531.607
Ahorro/ Desahorro en cuenta corriente	7.303.412
Incremento de la depreciación y amortización acumuladas	3.228.195
2.2 GASTOS DE CAPITAL	**10.531.607**
INVERSIÓN REAL DIRECTA	10.531.607
Formación bruta de capital fijo	10.531.607
Maquinaria, equipos y otros bienes muebles	10.531.607
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**600.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	600.000
Disminución de otros activos financieros	600.000
Disminución de disponibilidades	600.000
Disminución de bancos	600.000
3.2 APLICACIONES FINANCIERAS	**600.000**
DISMINUCIÓN DE PASIVOS	600.000
Disminución de cuentas y efectos por pagar	520.000
Disminución de cuentas y efectos por pagar a corto plazo	520.000
Disminución de aportes patronales y retenciones laborales por pagar	230.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de otros aportes patronales por pagar	150.000
Disminución de otras retenciones laborales por pagar	80.000
Disminución cuentas por pagar a proveedores a corto plazo	290.000
Disminución de otros pasivos	80.000
Disminución de provisiones y reservas técnicas	30.000
Disminución de provisiones	30.000
Disminución de provisiones para despidos	30.000
Disminución de otros pasivos a corto plazo	30.000
Disminución de otros pasivos a mediano y largo plazo	20.000

A0415

Fundación Misión Sucre

FUNDACIÓN MISIÓN SUCRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Misión Sucre tiene por finalidad facilitar el acceso y la prosecución de la educación universitaria pública, permanente, integral, gratuita y en igualdad de oportunidades de todas las y los bachilleres que así lo demanden, con el propósito de incrementar el nivel educativo de la población venezolana y formar ciudadanos (as) comprometidos con el desarrollo del país, a través del establecimiento de nuevos modelos educativos universitarios sustentados en la sinergia institucional y la participación comunitaria, con base en los imperativos de la democracia corresponsable, participativa y protagónica.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.332.006.167**
INGRESOS CORRIENTES ORDINARIOS	1.332.006.167
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	66.600
Venta de otros bienes y servicios	66.600
TRANSFERENCIAS CORRIENTES	1.331.939.567
Transferencias corrientes del sector público	1.331.939.567
Transferencias corrientes internas recibidas del sector público	1.331.939.567
De la República	1.331.939.567
INGRESOS DE CAPITAL	**13.906.044**
RECURSOS PROPIOS DE CAPITAL	13.906.044
Incremento de la depreciación y amortización acumuladas	13.906.044
TOTAL RECURSOS	**1.345.912.211**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.251.555.386**
GASTOS DE CONSUMO	867.840.095
Remuneraciones	521.383.051
Sueldos, salarios y otras retribuciones	368.622.635
Beneficios y complementos de sueldos y salarios	80.484.511
Aportes patronales	5.950.702
Prestaciones sociales y otras indemnizaciones	25.805.694
Asistencia socioeconómica	40.519.509
Compra de bienes y servicios	288.732.239
Bienes de consumo	134.423.168
Servicios no personales	154.309.071
Impuestos indirectos	43.818.761
Depreciación y amortización	13.906.044
TRANSFERENCIAS Y DONACIONES CORRIENTES	383.715.291
Al sector privado	383.715.291
Transferencias corrientes al sector privado	318.371.595
Directas a personas	318.371.595
Pensiones y otros beneficios asociados	59.595
Otras transferencias directas a personas	318.312.000
Donaciones corrientes al sector privado	65.343.696
Donaciones a personas	65.343.696
GASTOS DE CAPITAL	**93.560.090**
INVERSIÓN REAL DIRECTA	93.560.090
Formación bruta de capital fijo	93.560.090
Maquinaria, equipos y otros bienes muebles	44.522.840
Bienes preexistentes	9.300.000
Construcciones de bienes de dominio privado	36.750.000
Construcciones de bienes de dominio público	2.987.250

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**796.735**
DISMINUCIÓN DE PASIVOS	796.735
Disminución de cuentas y efectos por pagar	796.735
Disminución de cuentas y efectos por pagar a corto plazo	796.735
Disminución de sueldos, salarios y otras remuneraciones por pagar	796.735
TOTAL GASTOS	**1.345.912.211**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121759	Contribución a la Atención Integral para el Poder Popular Estudiantil de la Misión Sucre en concordancia con las potencialidades sociales y culturales.	organización			112		431.139.470			431.139.470
121769	Fortalecimiento de la calidad y pertinencia social en el contexto de la territorialización de la educación universitaria municipalizada.	programa			9		447.033.604			447.033.604
121783	Acondicionamiento de la Red de Planta Física de la Misión Sucre	centro			2		206.629.506			206.629.506
	TOTAL						1.084.802.580			1.084.802.580

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		99.350.153			99.350.153
02	Gestión administrativa	13.972.644	107.693.947			121.666.591
03	Previsión y protección social		59.595			59.595
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		40.033.292			40.033.292
	TOTAL	13.972.644	247.136.987			261.109.631

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**139**	**133**		**272**	**11.451.969**		**11.451.969**
Alto Nivel y de Dirección		1		1	68.393		68.393
Directivo	23	29		52	2.227.537		2.227.537
Profesional y Técnico	80	42		122	5.226.145		5.226.145
Personal Administrativo	27	34		61	2.613.073		2.613.073
Obrero	9	27		36	1.316.821		1.316.821
Personal Contratado	**171**	**106**		**277**	**11.862.884**		**11.862.884**
Profesional y Técnico	65	38		103	5.275.411		5.275.411
Personal Administrativo	89	18		107	4.121.596		4.121.596
Personal Docente	17	50		67	2.465.877		2.465.877
TOTAL	**310**	**239**		**549**	**23.314.853**		**23.314.853**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**1**	**1**	**59.595**
Empleados		1	1	59.595
TOTAL		**1**	**1**	**59.595**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	521.383.051
4.02	Materiales, suministros y mercancías	134.423.168
4.03	Servicios no personales	198.127.832
4.04	Activos reales	93.560.090
4.07	Transferencias y donaciones	383.715.291
4.08	Otros gastos	13.906.044
4.11	Disminución de pasivos	796.735
	TOTAL	**1.345.912.211**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.332.006.167**
INGRESOS CORRIENTES ORDINARIOS	1.332.006.167
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	66.600
Venta de otros bienes y servicios	66.600
TRANSFERENCIAS CORRIENTES	1.331.939.567
Transferencias corrientes del sector público	1.331.939.567
Transferencias corrientes internas recibidas del sector público	1.331.939.567
De la República	1.331.939.567
Recursos Ordinarios	1.331.939.567
Aporte del Ministerio del Poder Popular para la Educación Universitaria	678.276.457
Recursos Ordinarios	678.276.457
Aporte del Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	653.663.110
Recursos Ordinarios	653.663.110
1.2 GASTOS CORRIENTES	**1.251.555.386**
GASTOS DE CONSUMO	867.840.095
Remuneraciones	521.383.051
Sueldos, salarios y otras retribuciones	368.622.635
Beneficios y complementos de sueldos y salarios	80.484.511
Aportes patronales	5.950.702
Prestaciones sociales y otras indemnizaciones	25.805.694
Asistencia socioeconómica	40.519.509
Compra de bienes y servicios	288.732.239
Bienes de consumo	134.423.168
Servicios no personales	154.309.071
Impuestos indirectos	43.818.761
Depreciación y amortización	13.906.044
TRANSFERENCIAS Y DONACIONES CORRIENTES	383.715.291
Al sector privado	383.715.291
Transferencias corrientes al sector privado	318.371.595

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Directas a personas	318.371.595
Pensiones y otros beneficios asociados	59.595
Otras transferencias directas a personas	318.312.000
Donaciones corrientes al sector privado	65.343.696
Donaciones a personas	65.343.696
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**80.450.781**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**94.356.825**
RECURSOS PROPIOS DE CAPITAL	94.356.825
Ahorro/ Desahorro en cuenta corriente	80.450.781
Incremento de la depreciación y amortización acumuladas	13.906.044
2.2 GASTOS DE CAPITAL	**93.560.090**
INVERSIÓN REAL DIRECTA	93.560.090
Formación bruta de capital fijo	93.560.090
Maquinaria, equipos y otros bienes muebles	44.522.840
Bienes preexistentes	9.300.000
Construcciones de bienes de dominio privado	36.750.000
Construcciones de bienes de dominio público	2.987.250
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**796.735**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**796.735**
SUPERÁVIT FINANCIERO	796.735
3.2 APLICACIONES FINANCIERAS	**796.735**
DISMINUCIÓN DE PASIVOS	796.735
Disminución de cuentas y efectos por pagar	796.735
Disminución de cuentas y efectos por pagar a corto plazo	796.735
Disminución de sueldos, salarios y otras remuneraciones por pagar	796.735

A0427

Fundación Centro Internacional Miranda

FUNDACIÓN CENTRO INTERNACIONAL MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para cumplir con las funciones que le son propias, establecidas en los instrumentos legales que dan origen a su constitución y funcionamiento, la Fundación Centro Internacional Miranda, reforzará la capacitación y la orientación de hombres y mujeres en nociones y principios básicos de economía, política, sociología, educación, historia y derecho, todos instrumentos de alta gestión política rumbo a una sociedad socialista con capacidad de diseñar la implementación y evaluación de políticas públicas. La fundación proyecta, estudiar, evaluar y complementar las diferentes Escuelas de Gobierno y de Ciudadanía que funcionan en el mundo, especialmente en América Latina, con el objetivo preciso de potenciar y consolidar la plataforma de la primera Escuela de Políticas Pública, Gobierno y Ciudadanía.

De esta forma, reforzará la labor de investigación y formación de manera coordinada con el firme compromiso de lograr que el resultado final sea la transmisión de las principales nociones vinculadas al socialismo bolivariano, estudiando y ensayando nuevas estrategias educativas, apoyadas en el empleo nacional de modernos sistemas multimedia y audiovisuales, para lo cual contará con el material que se compilará producto de los seminarios, cursos de capacitación, foros, talleres, cátedras y charlas dictadas por los destacados invitados internacionales. Finalmente, esto se logrará diseñando y preparando los materiales necesarios para la capacitación socialista que se nutrirá de la reflexión realizada por las líneas de investigación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**10.099.140**
INGRESOS CORRIENTES ORDINARIOS	10.099.140
TRANSFERENCIAS CORRIENTES	10.099.140
Transferencias corrientes del sector público	10.099.140
Transferencias corrientes internas recibidas del sector público	10.099.140
De la República	10.099.140
TOTAL RECURSOS	**10.099.140**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**10.099.140**
GASTOS DE CONSUMO	10.029.092
Remuneraciones	8.063.078
Sueldos, salarios y otras retribuciones	1.472.560
Beneficios y complementos de sueldos y salarios	4.424.512
Aportes patronales	391.450
Prestaciones sociales y otras indemnizaciones	572.409
Asistencia socioeconómica	1.202.147
Compra de bienes y servicios	1.833.894
Bienes de consumo	860.894
Servicios no personales	973.000
Impuestos indirectos	132.120
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.048
Al sector privado	70.048
Transferencias corrientes al sector privado	70.048
Directas a personas	70.048
Jubilaciones y otros beneficios asociados	70.048
TOTAL GASTOS	**10.099.140**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122810	Formación e investigación para la generación de conocimiento y talento en apoyo al modelo socialista venezolano	participante			3.576		6.912.190			6.912.190
	TOTAL						**6.912.190**			**6.912.190**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.086.902			3.086.902
02	Gestión administrativa		30.000			30.000
03	Previsión y protección social		70.048			70.048
	TOTAL		**3.186.950**			**3.186.950**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**7**	**3**	**15**	**758.484**	**148.800**	**907.284**
Alto Nivel y de Dirección	2	2	2	6	361.788	78.000	439.788
Profesional y Técnico	2	4	1	7	325.344	56.400	381.744
Obrero	1	1		2	71.352	14.400	85.752
Personal Contratado	**2**	**6**		**8**	**525.276**		**525.276**
Profesional y Técnico	2	6		8	525.276		525.276
TOTAL	**7**	**13**	**3**	**23**	**1.283.760**	**148.800**	**1.432.560**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**1**	**1**	**70.048**
Empleados		1	1	70.048
TOTAL		**1**	**1**	**70.048**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	8.063.078
4.02	Materiales, suministros y mercancías	860.894
4.03	Servicios no personales	1.105.120
4.07	Transferencias y donaciones	70.048
	TOTAL	**10.099.140**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**10.099.140**
INGRESOS CORRIENTES ORDINARIOS	10.099.140
TRANSFERENCIAS CORRIENTES	10.099.140
Transferencias corrientes del sector público	10.099.140
Transferencias corrientes internas recibidas del sector público	10.099.140
De la República	10.099.140
Recursos Ordinarios	10.099.140
1.2 GASTOS CORRIENTES	**10.099.140**
GASTOS DE CONSUMO	10.029.092
Remuneraciones	8.063.078
Sueldos, salarios y otras retribuciones	1.472.560
Beneficios y complementos de sueldos y salarios	4.424.512
Aportes patronales	391.450
Prestaciones sociales y otras indemnizaciones	572.409
Asistencia socioeconómica	1.202.147
Compra de bienes y servicios	1.833.894
Bienes de consumo	860.894
Servicios no personales	973.000
Impuestos indirectos	132.120
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.048
Al sector privado	70.048
Transferencias corrientes al sector privado	70.048
Directas a personas	70.048
Jubilaciones y otros beneficios asociados	70.048
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0466

Fundación Dr. Alejandro Próspero Reverend

FUNDACIÓN DR. ALEJANDRO PRÓSPERO REVEREND

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La misión de la Fundación consiste en formar un recurso humano altamente calificado en las áreas de salud que demanda la sociedad latinoamericana con la finalidad de formar médicos integrales comunitarios.

Su visión es desarrollar y ejecutar planes y programas destinados a garantizar residencias, atención integral y formación de calidad para los estudiantes Latinoamericanos, del Caribe y África, de medicina y otras profesiones del sector salud, que se desarrollan en el marco del Programa Nacional de Formación de Medicina Integral Comunitaria, cuyo objetivo principal radica en consolidar, rehabilitar y desarrollar políticas en materia de Salud, Educación, Cultura, Deporte y Recreación, además de garantizar una Educación Integral de calidad, suministrando la atención pedagógica, psicológica, social, material y física en el proceso de adaptación medio y la prolongación de los estudios a través de diferentes actividades de apoyo, consolidando funcionalmente la calidad de atención a través del desarrollo de un sistema de seguridad integral.

Dicho proyecto de carácter internacional, tiene como fin estratégico institucional, formar estudiantes latinoamericanos, del Caribe y Africanos en el área de salud, con base al acuerdo denominado "Compromiso de Sandino", como contribución a la integración de pueblos, naciones y gobiernos en el marco del acuerdo de cooperación internacional derivado de las políticas del ALBA. De allí se deriva el compromiso de desarrollar procesos institucionales para la formación y atención integral de los becarios internacionales del Programa en Medicina Integral Comunitaria y coordinar las acciones tendentes a garantizar condiciones que confluyan en la calidad de su desempeño.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**90.424.992**
INGRESOS CORRIENTES ORDINARIOS	90.424.992
TRANSFERENCIAS CORRIENTES	90.424.992
Transferencias corrientes del sector público	90.424.992
Transferencias corrientes internas recibidas del sector público	90.424.992
De la República	90.424.992
TOTAL RECURSOS	**90.424.992**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**90.324.992**
GASTOS DE CONSUMO	90.174.992
Remuneraciones	46.730.256
Sueldos, salarios y otras retribuciones	6.310.581
Beneficios y complementos de sueldos y salarios	12.873.705
Aportes patronales	1.517.540
Prestaciones sociales y otras indemnizaciones	2.871.760
Asistencia socioeconómica	11.922.650
Otros gastos de personal	11.234.020
Compra de bienes y servicios	43.444.736
Bienes de consumo	2.285.000
Servicios no personales	41.159.736
TRANSFERENCIAS Y DONACIONES CORRIENTES	150.000
Al sector privado	150.000
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
TOTAL GASTOS	**90.424.992**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
121647	Desarrollo de procesos de Formación y atención integral de calidad a los becarios Internacionales de América latina, El Caribe, África, Asia-Medio Oriente e Indígenas Venezolanos del curso introductorio a las ciencias Medicas en la Escuela Latinoamericana de Medicina "Dr. Salvador Allende"	programa			1		22.104.000			22.104.000
121851	Desarrollo de estrategias para contribuir con la formación y garantizar la atención integral de calidad a los becarios internacionales de América Latina, El Caribe, África, Asia-Medio oriente e indígenas del 1er. Y 2do. Año del Programa Nacional de Formación en Medicina Integral Comunitaria	programa			1		10.600.800			10.600.800
121996	Desarrollo y consolidación de las condiciones de habitabilidad y seguridad para los becarios internacionales de América Latina, El Caribe, África, Asia-Medio Oriente e indígenas de la Escuela Latinoamericana de Medicina "Dr. Salvador Allende"	infraestructura			1		553.574			553.574
122078	Desarrollo de acciones institucionales para atender el objeto de la fundación y compromisos de gestión encomendados	impulso			6		5.181.934			5.181.934
	TOTAL						38.440.308			38.440.308

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		46.730.256			46.730.256
02	Gestión administrativa		5.254.428			5.254.428
	TOTAL		**51.984.684**			**51.984.684**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**64**	**103**		**167**	**5.770.581**		**5.770.581**
Alto Nivel y de Dirección	1			1	105.410		105.410
Directivo	3	4		7	416.003		416.003
Profesional y Técnico	21	22		43	1.320.012		1.320.012
Personal Administrativo	23	35		58	1.735.496		1.735.496
Obrero	16	42		58	2.193.660		2.193.660
Personal Fijo a Tiempo Parcial	**3**	**4**		**7**	**300.000**		**300.000**
Personal Docente	3	4		7	300.000		300.000
Personal Contratado		**3**		**3**	**180.000**		**180.000**
Profesional y Técnico		3		3	180.000		180.000
TOTAL	**67**	**110**		**177**	**6.250.581**		**6.250.581**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	46.730.256
4.02	Materiales, suministros y mercancías	2.285.000
4.03	Servicios no personales	41.159.736
4.04	Activos reales	100.000
4.07	Transferencias y donaciones	150.000
	TOTAL	**90.424.992**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**90.424.992**
INGRESOS CORRIENTES ORDINARIOS	90.424.992
TRANSFERENCIAS CORRIENTES	90.424.992
Transferencias corrientes del sector público	90.424.992
Transferencias corrientes internas recibidas del sector público	90.424.992
De la República	90.424.992
Recursos Ordinarios	90.424.992
1.2 GASTOS CORRIENTES	**90.324.992**
GASTOS DE CONSUMO	90.174.992
Remuneraciones	46.730.256
Sueldos, salarios y otras retribuciones	6.310.581
Beneficios y complementos de sueldos y salarios	12.873.705
Aportes patronales	1.517.540
Prestaciones sociales y otras indemnizaciones	2.871.760
Asistencia socioeconómica	11.922.650
Otros gastos de personal	11.234.020
Compra de bienes y servicios	43.444.736
Bienes de consumo	2.285.000
Servicios no personales	41.159.736
TRANSFERENCIAS Y DONACIONES CORRIENTES	150.000
Al sector privado	150.000
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**100.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**100.000**
RECURSOS PROPIOS DE CAPITAL	100.000
Ahorro/ Desahorro en cuenta corriente	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0912

Universidad Nacional Experimental Marítima del Caribe (UNEMC)

UNIVERSIDAD NACIONAL EXPERIMENTAL MARÍTIMA DEL CARIBE (UNEMC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental Marítima del Caribe para el año 2014, sigue los lineamientos establecidos por el Gobierno Nacional para el desarrollo de la Educación Universitaria, atendiendo a las directrices emanadas de la Oficina Nacional de Presupuesto, la Oficina de Planificación del Sector Universitario y del Consejo Nacional de Universidades.

Enfocados en la misión de Producir y difundir conocimientos humanísticos, científicos y tecnológicos; así como la formación del hombre nuevo del siglo XXI, creativos, productivos, con una conciencia social colectiva, críticos, solidarios y sensibles a los problemas del entorno, con corresponsabilidad moral, mediante el uso de innovadores procesos académicos y las nuevas tecnologías de la información y la comunicación, con el propósito de crear una sociedad pluralista más justa y más democrática, donde se promueven los derechos humanos, el desarrollo sostenible y el mejoramiento de los niveles sociales y culturales. Dar respuestas oportunas, pertinentes y de calidad a nuestros demandantes de servicios haciendo uso del acervo marítimo acumulado y la sinergia de nuestra gente con las comunidades.

En concordancia con la visión estratégica del Gobierno Nacional, la Universidad mantiene su visión integracionista de los estados, países y territorios de la Cuenca del Caribe, en relación con la educación, turismo, transporte marítimo, conservación ambiental y la cultura caribeña. Este desarrollo regional demanda profesionales capaces de gestionar y operar los procesos integracionistas y los proyectos y programas multinacionales, así como suplir la demanda de recursos humanos fundamentales para el desarrollo integral de nuestra Nación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**82.642.769**
INGRESOS CORRIENTES ORDINARIOS	82.642.769
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	800.000
Venta de otros bienes y servicios	800.000
TRANSFERENCIAS CORRIENTES	81.842.769
Transferencias corrientes del sector público	81.842.769
Transferencias corrientes internas recibidas del sector público	81.842.769
De la República	81.842.769
TOTAL RECURSOS	**82.642.769**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**80.432.769**
GASTOS DE CONSUMO	74.914.189
Remuneraciones	59.327.838
Sueldos, salarios y otras retribuciones	23.971.667
Beneficios y complementos de sueldos y salarios	17.943.989
Aportes patronales	1.632.464
Prestaciones sociales y otras indemnizaciones	3.702.770
Asistencia socioeconómica	12.076.948
Compra de bienes y servicios	15.586.351
Bienes de consumo	2.682.500
Servicios no personales	12.903.851
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.518.580
Al sector privado	4.904.759
Transferencias corrientes al sector privado	4.854.759
Directas a personas	4.854.759
Pensiones y otros beneficios asociados	21.360
Jubilaciones y otros beneficios asociados	741.399
Otras transferencias directas a personas	4.092.000
Donaciones corrientes al sector privado	50.000
Donaciones a instituciones sin fines de lucro	50.000
Al sector público	613.821
Transferencias corrientes al sector público	613.821
A los entes descentralizados sin fines empresariales para sus gastos	613.821
GASTOS DE CAPITAL	**2.210.000**
INVERSIÓN REAL DIRECTA	2.210.000
Formación bruta de capital fijo	2.210.000
Maquinaria, equipos y otros bienes muebles	2.210.000
TOTAL GASTOS	**82.642.769**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121344	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matricula			896		3.562.713			3.562.713
121358	Territorialización y Municipalización de la Educación Universitaria	plan			1		5.000			5.000
121509	Formación en postgrado o estudios avanzados	matricula			445		2.620.395			2.620.395
121524	Investigación, Innovación y Gestión del Conocimiento	investigación			50		826.732			826.732
121525	Formación de Estudiantes en Carreras	matricula			4.031		22.419.988			22.419.988
121531	Sistema de recursos para la formación e intercambio académico	usuario	71.499	71.448	142.947		3.479.956			3.479.956
121536	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			187.654		12.653.206			12.653.206
121540	Intercambio y Gestión del Conocimiento con la Sociedad	persona			3.000		2.534.603			2.534.603
121541	Desarrollo y Mantenimiento de la infraestructura	metro cuadrado			31.449		6.640.390			6.640.390
	TOTAL						**54.742.983**			**54.742.983**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		22.021.360			22.021.360
02	Gestión administrativa	800.000	4.315.667			5.115.667
03	Previsión y protección social		762.759			762.759
	TOTAL	**800.000**	**27.099.786**			**27.899.786**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**110**	**94**	**46**	**250**	**10.362.803**		**10.362.803**
Alto Nivel y de Dirección		1		1	86.784		86.784
Directivo	23	24	5	52	2.800.875		2.800.875
Profesional y Técnico	6	40	18	64	2.318.814		2.318.814
Personal Administrativo	1	8	6	15	392.726		392.726
Personal Docente	35	18	17	70	3.570.732		3.570.732
Obrero	45	3		48	1.192.872		1.192.872
Personal Contratado	**202**	**344**		**546**	**13.608.864**		**13.608.864**
Directivo		1		1	50.016		50.016
Profesional y Técnico	17	64		81	2.295.300		2.295.300
Personal Administrativo	6	12		18	395.976		395.976
Personal Docente	141	263		404	9.882.120		9.882.120
Obrero	38	4		42	985.452		985.452
TOTAL	**312**	**438**	**46**	**796**	**23.971.667**		**23.971.667**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**1**	**1**	**21.360**
Obreros		1	1	21.360
Jubilados	**5**	**4**	**9**	**741.399**
Obreros		1	1	63.564
Empleados	5		5	404.412
Docentes		3	3	273.423
TOTAL	**5**	**5**	**10**	**762.759**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	59.327.838
4.02	Materiales, suministros y mercancías	2.682.500
4.03	Servicios no personales	12.903.851
4.04	Activos reales	2.210.000
4.07	Transferencias y donaciones	5.518.580
	TOTAL	**82.642.769**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**82.642.769**
INGRESOS CORRIENTES ORDINARIOS	82.642.769
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	800.000
Venta de otros bienes y servicios	800.000
TRANSFERENCIAS CORRIENTES	81.842.769
Transferencias corrientes del sector público	81.842.769
Transferencias corrientes internas recibidas del sector público	81.842.769
De la República	81.842.769
Recursos Ordinarios	66.698.415
Gestión Fiscal	15.144.354
1.2 GASTOS CORRIENTES	**80.432.769**
GASTOS DE CONSUMO	74.914.189
Remuneraciones	59.327.838
Sueldos, salarios y otras retribuciones	23.971.667
Beneficios y complementos de sueldos y salarios	17.943.989
Aportes patronales	1.632.464
Prestaciones sociales y otras indemnizaciones	3.702.770
Asistencia socioeconómica	12.076.948
Compra de bienes y servicios	15.586.351
Bienes de consumo	2.682.500
Servicios no personales	12.903.851
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.518.580
Al sector privado	4.904.759
Transferencias corrientes al sector privado	4.854.759
Directas a personas	4.854.759
Pensiones y otros beneficios asociados	21.360
Jubilaciones y otros beneficios asociados	741.399
Otras transferencias directas a personas	4.092.000
Donaciones corrientes al sector privado	50.000
Donaciones a instituciones sin fines de lucro	50.000
Al sector público	613.821

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Transferencias corrientes al sector público	613.821
A los entes descentralizados sin fines empresariales para sus gastos	613.821
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.210.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.210.000**
RECURSOS PROPIOS DE CAPITAL	2.210.000
Ahorro/ Desahorro en cuenta corriente	2.210.000
2.2 GASTOS DE CAPITAL	**2.210.000**
INVERSIÓN REAL DIRECTA	2.210.000
Formación bruta de capital fijo	2.210.000
Maquinaria, equipos y otros bienes muebles	2.210.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0925

Instituto Universitario de Tecnología del Estado Bolívar

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BOLÍVAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario de Tecnología del Estado Bolívar (IUTEB), creado el 26 de Enero del año 2001 según Decreto N° 1.186, es una Institución Universitaria de excelencia académica que enmarcada en las políticas del Estado Venezolano y centrada en el bienestar del hombre, forma las generaciones de profesionales garantizando altos niveles de desempeño de la Docencia, Investigación, Producción y la Extensión, con acciones vinculantes con el sector productivo de desarrollo internacional, nacional, regional, local y comunal.

Dentro de las políticas educativas el IUTEB, desarrolla planes de inserción universitaria ya que se llevan a cabo con los estudiantes proyectos comunitarios que benefician y brindan a la comunidad conocimiento técnico, científico necesario para el crecimiento y divulgación universitaria, permitiéndole a los futuros profesionales enfrentarse con problemáticas del entorno y hacer de ellos análisis críticos para brindar la mejor de las soluciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**60.924.884**
INGRESOS CORRIENTES ORDINARIOS	60.924.884
TRANSFERENCIAS CORRIENTES	60.875.490
Transferencias corrientes del sector público	60.875.490
Transferencias corrientes internas recibidas del sector público	60.875.490
De la República	60.875.490
OTROS INGRESOS	49.394
Otros ingresos ordinarios	49.394
FUENTES DE FINANCIAMIENTO	**759.633**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	759.633
Disminución de otros activos financieros	759.633
Disminución de disponibilidades	759.633
Disminución de bancos	759.633
TOTAL RECURSOS	**61.684.517**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**60.623.186**
GASTOS DE CONSUMO	54.244.313
Remuneraciones	39.389.651
Sueldos, salarios y otras retribuciones	19.462.396
Beneficios y complementos de sueldos y salarios	6.982.589
Aportes patronales	1.848.584
Prestaciones sociales y otras indemnizaciones	2.985.565
Asistencia socioeconómica	7.563.517
Otros gastos de personal	547.000
Compra de bienes y servicios	14.854.662
Bienes de consumo	2.502.484
Servicios no personales	12.352.178
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.378.873
Al sector privado	6.378.873
Transferencias corrientes al sector privado	6.378.873
Directas a personas	6.378.873
Pensiones y otros beneficios asociados	1.228.096
Otras transferencias directas a personas	5.150.777
GASTOS DE CAPITAL	**73.571**
INVERSIÓN REAL DIRECTA	73.571
Formación bruta de capital fijo	73.571
Maquinaria, equipos y otros bienes muebles	73.571
APLICACIONES FINANCIERAS	**987.760**
DISMINUCIÓN DE PASIVOS	987.760
Disminución de cuentas y efectos por pagar	987.760
Disminución de cuentas y efectos por pagar a corto plazo	987.760
Disminución de sueldos, salarios y otras remuneraciones por pagar	110.036
Disminución de aportes patronales y retenciones laborales por pagar	649.597
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	141.578

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (IPASME)	97.176
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	45.897
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	21.394
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	24.535
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	140.308
Disminución de otras retenciones laborales por pagar	178.709
Disminución cuentas por pagar a proveedores a corto plazo	228.127
TOTAL GASTOS	**61.684.517**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122080	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			4.200		11.955.115			11.955.115
122096	Formación de estudiantes en los programas nacionales de formación PNF	matricula			4.200	550.667	20.465.009			21.015.676
122338	Intercambio y gestión del conocimiento con la sociedad	persona			36		396.841			396.841
122360	Desarrollo y Mantenimiento de la Infraestructura Física	metro cuadrado			12		10.627.468			10.627.468
122368	Formación de estudiantes en carreras	matricula			91		47.851			47.851
122572	Sistemas de recursos para la formación e intercambios académicos	usuario	2.020	2.610	4.630		174.246			174.246
122673	Territorialización y municipalización de la educación universitaria.	plan			5		32.100			32.100
122916	Formación en postgrado o estudios avanzados	matricula			350		88.665			88.665
122930	Investigación, innovación y gestión del conocimiento	proyecto de investigación			4		37.348			37.348
	TOTAL					**550.667**	**43.824.643**			**44.375.310**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.953.860			12.953.860
02	Gestión administrativa	258.360	3.678.726			3.937.086
03	Previsión y protección social		418.261			418.261
	TOTAL	258.360	17.050.847			17.309.207

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**104**	**93**		**197**	**7.875.214**	**97.370**	**7.972.584**
Directivo	2			2	144.792	29.973	174.765
Profesional y Técnico	17	8		25	692.568		692.568
Personal Docente	71	67		138	6.251.604	67.397	6.319.001
Obrero	14	18		32	786.250		786.250
Personal Contratado	**72**	**81**		**153**	**5.066.477**		**5.066.477**
Profesional y Técnico	49	39		88	2.166.072		2.166.072
Personal Docente	16	31		47	2.458.140		2.458.140
Obrero	7	11		18	442.265		442.265
TOTAL	**176**	**174**		**350**	**12.941.691**	**97.370**	**13.039.061**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**	**2**	**3**	**122.741**
Obreros		1	1	56.820
Empleados	1	1	2	65.921
Jubilados	**1**		**1**	**99.096**
Alto Nivel y de Dirección	1		1	99.096
TOTAL	**2**	**2**	**4**	**221.837**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	39.389.651
4.02	Materiales, suministros y mercancías	2.502.484
4.03	Servicios no personales	12.352.178
4.04	Activos reales	73.571
4.07	Transferencias y donaciones	6.378.873
4.11	Disminución de pasivos	987.760
	TOTAL	**61.684.517**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**60.924.884**
INGRESOS CORRIENTES ORDINARIOS	60.924.884
TRANSFERENCIAS CORRIENTES	60.875.490
Transferencias corrientes del sector público	60.875.490
Transferencias corrientes internas recibidas del sector público	60.875.490
De la República	60.875.490
Recursos Ordinarios	49.610.972
Gestión Fiscal	11.264.518
OTROS INGRESOS	49.394
Otros ingresos ordinarios	49.394
1.2 GASTOS CORRIENTES	**60.623.186**
GASTOS DE CONSUMO	54.244.313
Remuneraciones	39.389.651
Sueldos, salarios y otras retribuciones	19.462.396
Beneficios y complementos de sueldos y salarios	6.982.589
Aportes patronales	1.848.584
Prestaciones sociales y otras indemnizaciones	2.985.565
Asistencia socioeconómica	7.563.517
Otros gastos de personal	547.000
Compra de bienes y servicios	14.854.662
Bienes de consumo	2.502.484
Servicios no personales	12.352.178
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.378.873
Al sector privado	6.378.873
Transferencias corrientes al sector privado	6.378.873
Directas a personas	6.378.873
Pensiones y otros beneficios asociados	1.228.096
Otras transferencias directas a personas	5.150.777
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**301.698**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**301.698**
RECURSOS PROPIOS DE CAPITAL	301.698
Ahorro/ Desahorro en cuenta corriente	301.698
2.2 GASTOS DE CAPITAL	**73.571**
INVERSIÓN REAL DIRECTA	73.571
Formación bruta de capital fijo	73.571
Maquinaria, equipos y otros bienes muebles	73.571
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**228.127**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**987.760**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	759.633
Disminución de otros activos financieros	759.633
Disminución de disponibilidades	759.633
Disminución de bancos	759.633
SUPERÁVIT FINANCIERO	228.127
3.2 APLICACIONES FINANCIERAS	**987.760**
DISMINUCIÓN DE PASIVOS	987.760
Disminución de cuentas y efectos por pagar	987.760
Disminución de cuentas y efectos por pagar a corto plazo	987.760
Disminución de sueldos, salarios y otras remuneraciones por pagar	110.036
Disminución de aportes patronales y retenciones laborales por pagar	649.597
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	141.578
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	97.176
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	45.897
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	21.394

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	24.535
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	140.308
Disminución de otras retenciones laborales por pagar	178.709
Disminución cuentas por pagar a proveedores a corto plazo	228.127

A0942

Universidad Bolivariana de Venezuela (UBV)

UNIVERSIDAD BOLIVARIANA DE VENEZUELA (UBV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Bolivariana de Venezuela (UBV) es una Institución de intereses éticos y sociales, cuyo fin es fomentar el desarrollo del individuo en todas sus manifestaciones, la formación profesional en diferentes niveles con criterios de alta calidad y excelencia y la interacción con la comunidad, contribuyendo de esta manera al pleno desarrollo del ser humano y el mayor bienestar para la sociedad, en función de sus valores trascendentales y sus necesidades.

Identificándose como una Institución pluralista y democrática, crítica en cuanto al análisis y conclusiones sobre el desenvolvimiento de su entorno, fundamentada en los valores universales de pertinencia, justicia, solidaridad, libertad y respeto a la disidencia.

Tiene como visión ocupar el primer lugar en la investigación y consulta dentro del sector nacional, hacer la estructura y programas lo suficientemente flexibles, objetos de constante evaluación y transformación, reconocida como prestadora de un servicio público, que satisfaga los requerimientos de nuestros usuarios y que sirva de experiencia a los paradigmas institucionales establecidos para el nuevo modelo de universidad venezolana, acorde con el proceso de transformación que actualmente vive el país, enmarcado dentro del Plan Estratégico llevado por el Ejecutivo Nacional, el cual se ha convertido en una guía de acción obligatoria para todos los entes Gubernamentales, con la finalidad de darle viabilidad al Proyecto Nacional.

La Universidad Bolivariana de Venezuela (UBV), promueve la generación, sistematización y socialización de conocimientos en campos científicos, tecnológicos, sociales, humanísticos y del arte, conjugando los aportes al enriquecimiento, a través de la proyección vinculada al desarrollo socioeconómico, ambiental, cultural y educativo de las comunidades de su entorno, de la región y del país, revitalizando el pensamiento integracionista latinoamericano, como eje fundamental de las vías de cooperación nacional e internacional.

Esta casa de estudios, tiene como plan estratégico:

- Desarrollo armónico en conjunto con la Misión Sucre y el Programa de Aldeas Universitarias.
- Desarrollo equilibrado entre los espacios de formación concentrados (las sedes) y los dispositivos de formación no presenciales (La televisión educativa, La radio educativa, La plataformita informática, bibliotecas municipales, bibliotecas virtuales).
- Establecimiento de alianzas institucionales con las instituciones del Estado.
- Desarrollo del cuerpo de docentes.
- Definición de áreas de trabajo para el desarrollo de la investigación universitaria.
- Desarrollo de nuevos programas de formación, estudios de pregrado, postgrado y de profesionalización en el área de la energía (Petróleo, Gas, Petroquímica, etc.).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**861.257.817**
INGRESOS CORRIENTES ORDINARIOS	861.257.817
TRANSFERENCIAS CORRIENTES	861.257.817
Transferencias corrientes del sector público	861.257.817
Transferencias corrientes internas recibidas del sector público	861.257.817
De la República	861.257.817
FUENTES DE FINANCIAMIENTO	**180.545.560**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	180.545.560
Disminución de otros activos financieros	180.545.560
Disminución de disponibilidades	180.545.560
Disminución de caja	180.545.560
TOTAL RECURSOS	**1.041.803.377**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**894.223.310**
GASTOS DE CONSUMO	847.259.059
Remuneraciones	625.999.605
Sueldos, salarios y otras retribuciones	176.418.006
Beneficios y complementos de sueldos y salarios	177.678.851
Aportes patronales	40.640.254
Prestaciones sociales y otras indemnizaciones	48.358.072
Asistencia socioeconómica	182.904.422
Compra de bienes y servicios	221.259.454
Bienes de consumo	105.360.414
Servicios no personales	115.899.040
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.964.251
Al sector privado	46.964.251
Transferencias corrientes al sector privado	46.964.251
Directas a personas	46.964.251
Jubilaciones y otros beneficios asociados	14.104.819
Otras transferencias directas a personas	32.859.432
GASTOS DE CAPITAL	**132.580.067**
INVERSIÓN REAL DIRECTA	132.580.067
Formación bruta de capital fijo	132.580.067
Maquinaria, equipos y otros bienes muebles	132.580.067
APLICACIONES FINANCIERAS	**15.000.000**
DISMINUCIÓN DE PASIVOS	15.000.000
Disminución de cuentas y efectos por pagar	15.000.000
Disminución de cuentas y efectos por pagar a corto plazo	10.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	10.000.000
Disminución de otras cuentas y efectos por pagar	5.000.000
Disminución de otras cuentas por pagar a corto plazo	5.000.000
TOTAL GASTOS	**1.041.803.377**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121397	Investigación, Innovación y Gestión del Conocimiento	investigación			1.520		4.002.743			4.002.743
121403	Formación en Postgrado o Estudios Avanzados	matricula			1.520		6.497.026			6.497.026
121405	Formación de Estudiantes en los PNF	matricula			37.209		36.185.041			36.185.041
121406	Formación de Estudiantes en Carreras	matricula			12.287		198.333.985			198.333.985
121492	Intercambio y Gestión del Conocimiento con la Sociedad	usuario	50.300	33.533	83.833		14.010.851			14.010.851
121493	Sistema de Recursos para la Formación e Intercambio Académico	usuario	50.300	33.533	83.833		45.039.667			45.039.667
121494	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			254.277		164.601.989			164.601.989
121500	Territorialización y Municipalización de la Educación Universitaria	plan			83.833		9.959.176			9.959.176
121507	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			83.833		144.172.754			144.172.754
	TOTAL						**622.803.232**			**622.803.232**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	100.000.000	146.890.780			246.890.780
02	Gestión administrativa	80.545.560	77.458.986			158.004.546
03	Previsión y protección social		14.104.819			14.104.819
	TOTAL	**180.545.560**	**238.454.585**			**419.000.145**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.019**	**1.883**	**840**	**4.742**	**169.364.514**		**169.364.514**
Alto Nivel y de Dirección		1		1	86.784		86.784
Directivo	24	26	1	51	2.790.240		2.790.240
Profesional y Técnico	561	391	288	1.240	45.218.388		45.218.388
Personal Administrativo	147	88	69	304	7.696.250		7.696.250
Personal Docente	1.046	780	218	2.044	84.581.256		84.581.256
Obrero	241	597	264	1.102	28.991.596		28.991.596
Personal Contratado	**127**	**92**		**219**	**7.053.492**		**7.053.492**
Profesional y Técnico	33	30		63	2.166.576		2.166.576
Personal Administrativo	17	6		23	564.972		564.972
Personal Docente	77	56		133	4.321.944		4.321.944
TOTAL	**2.146**	**1.975**	**840**	**4.961**	**176.418.006**		**176.418.006**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	625.999.605
4.02	Materiales, suministros y mercancías	105.360.414
4.03	Servicios no personales	115.899.040
4.04	Activos reales	132.580.067
4.07	Transferencias y donaciones	46.964.251
4.11	Disminución de pasivos	15.000.000
	TOTAL	**1.041.803.377**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**861.257.817**
INGRESOS CORRIENTES ORDINARIOS	861.257.817
TRANSFERENCIAS CORRIENTES	861.257.817
Transferencias corrientes del sector público	861.257.817
Transferencias corrientes internas recibidas del sector público	861.257.817
De la República	861.257.817
Recursos Ordinarios	701.888.631
Gestión Fiscal	159.369.186
1.2 GASTOS CORRIENTES	**894.223.310**
GASTOS DE CONSUMO	847.259.059
Remuneraciones	625.999.605
Sueldos, salarios y otras retribuciones	176.418.006
Beneficios y complementos de sueldos y salarios	177.678.851
Aportes patronales	40.640.254
Prestaciones sociales y otras indemnizaciones	48.358.072
Asistencia socioeconómica	182.904.422
Compra de bienes y servicios	221.259.454
Bienes de consumo	105.360.414
Servicios no personales	115.899.040
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.964.251
Al sector privado	46.964.251
Transferencias corrientes al sector privado	46.964.251
Directas a personas	46.964.251
Jubilaciones y otros beneficios asociados	14.104.819
Otras transferencias directas a personas	32.859.432
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(32.965.493)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(32.965.493)**
RECURSOS PROPIOS DE CAPITAL	(32.965.493)
Ahorro/ Desahorro en cuenta corriente	(32.965.493)
2.2 GASTOS DE CAPITAL	**132.580.067**
INVERSIÓN REAL DIRECTA	132.580.067
Formación bruta de capital fijo	132.580.067
Maquinaria, equipos y otros bienes muebles	132.580.067
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(165.545.560)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**180.545.560**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	180.545.560
Disminución de otros activos financieros	180.545.560
Disminución de disponibilidades	180.545.560
Disminución de caja	180.545.560
3.2 APLICACIONES FINANCIERAS	**180.545.560**
DISMINUCIÓN DE PASIVOS	15.000.000
Disminución de cuentas y efectos por pagar	15.000.000
Disminución de cuentas y efectos por pagar a corto plazo	10.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	10.000.000
Disminución de otras cuentas y efectos por pagar	5.000.000
Disminución de otras cuentas por pagar a corto plazo	5.000.000
DÉFICIT FINANCIERO	165.545.560

A0952

Universidad Deportiva del Sur

UNIVERSIDAD DEPORTIVA DEL SUR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Deportiva del Sur, como institución de educación universitaria especializada en la formación de recursos humanos en el área del deporte y la recreación, actualmente cuenta con una matrícula de 1.780 alumnos distribuidos en sus tres programas de formación: Actividad Física y Salud, Entrenamiento Deportivo y Gestión Tecnológica del Deporte.

Su misión es comprometerse con un proyecto educativo, cultural y social que implica la divulgación, generación y sistematización del conocimiento y la apertura a experiencias inéditas en los ámbitos de formación, investigación y proyección social en los niveles de pregrado y postgrado en los campos científicos, tecnológicos, sociales y humanísticos asociados a la actividad física, el deporte y sus áreas afines para lograr la vinculación permanente del desarrollo socioeconómico, ambiental, educativo y deportivo local, regional y nacional y a su vez promover la integración con los Pueblos del Sur.

Su visión es ser líder en la formación humanista, integral, permanente y de calidad del talento humano con vocación hacia la actividad física, el deporte y sus áreas afines en el ámbito nacional y los pueblos del sur en el ámbito internacional, asumiendo el compromiso del Estado, lo público y lo social en correspondencia con la aplicación de las Tecnologías de la Información y la Comunicación para el desarrollo de sus planes, programas y proyectos, la municipalización y el resto de sus procesos fortaleciendo su incidencia efectiva sobre las prácticas que determinan el estilo de vida y la salud de los pueblos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**81.902.111**
INGRESOS CORRIENTES ORDINARIOS	81.902.111
TRANSFERENCIAS CORRIENTES	81.902.111
Transferencias corrientes del sector público	81.902.111
Transferencias corrientes internas recibidas del sector público	81.902.111
De la República	81.902.111
TOTAL RECURSOS	**81.902.111**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**76.586.661**
GASTOS DE CONSUMO	66.341.146
Remuneraciones	40.889.054
Sueldos, salarios y otras retribuciones	11.564.214
Beneficios y complementos de sueldos y salarios	9.948.798
Aportes patronales	2.078.099
Prestaciones sociales y otras indemnizaciones	2.662.266
Asistencia socioeconómica	14.635.677
Compra de bienes y servicios	23.262.412
Bienes de consumo	5.712.836
Servicios no personales	17.549.576
Impuestos indirectos	2.189.680
GASTOS DE LA PROPIEDAD	10.000
Derechos sobre bienes intangibles	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.235.515
Al sector privado	9.621.250
Transferencias corrientes al sector privado	9.516.000
Directas a personas	9.516.000
Otras transferencias directas a personas	9.516.000
Donaciones corrientes al sector privado	105.250
Donaciones a personas	105.250
Al sector público	614.265
Transferencias corrientes al sector público	614.265
A los entes descentralizados sin fines empresariales para sus gastos	614.265
GASTOS DE CAPITAL	**5.315.450**
INVERSIÓN REAL DIRECTA	5.315.450
Formación bruta de capital fijo	5.155.450
Maquinaria, equipos y otros bienes muebles	4.955.450
Construcciones de bienes de dominio privado	200.000
Bienes intangibles	160.000
TOTAL GASTOS	**81.902.111**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121176	Formación de estudiantes en carreras	matricula			1.570		8.927.417			8.927.417
121260	Formación en post grado o estudios avanzados	matricula			210		828.799			828.799
121316	Investigación, innovación y gestión del conocimiento	proyecto de investigación			15		866.157			866.157
121339	Sistema de recursos para la formación e intercambio académico.	usuario	1.049	1.573	2.622		1.332.181			1.332.181
121423	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			1.570		32.254.540			32.254.540
121432	Intercambio y Gestión del Conocimiento con la Sociedad	persona			1.810		2.770.114			2.770.114
121770	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			7.000		5.589.547			5.589.547
121772	Territorialización y Municipalización de la educación universitaria	programa			4		435.228			435.228
	TOTAL						53.003.983			53.003.983

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		20.996.639			20.996.639
02	Gestión administrativa		7.901.489			7.901.489
	TOTAL		**28.898.128**			**28.898.128**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2**	**2**		**4**	**198.396**		**198.396**
Alto Nivel y de Dirección		1		1	48.180		48.180
Directivo	2	1		3	150.216		150.216
Personal Contratado	**175**	**220**		**395**	**11.275.818**		**11.275.818**
Directivo	11	10		21	1.013.616		1.013.616
Profesional y Técnico	48	50		98	3.230.040		3.230.040
Personal Administrativo	47	28		75	1.942.296		1.942.296
Personal Docente	52	64		116	2.903.148		2.903.148
Personal de Investigación		1		1	48.180		48.180
Personal Médico	1	1		2	80.760		80.760
Obrero	16	66		82	2.057.778		2.057.778
TOTAL	**177**	**222**		**399**	**11.474.214**		**11.474.214**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	40.889.054
4.02	Materiales, suministros y mercancías	5.712.836
4.03	Servicios no personales	19.749.256
4.04	Activos reales	5.315.450
4.07	Transferencias y donaciones	10.235.515
	TOTAL	**81.902.111**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**81.902.111**
INGRESOS CORRIENTES ORDINARIOS	81.902.111
TRANSFERENCIAS CORRIENTES	81.902.111
Transferencias corrientes del sector público	81.902.111
Transferencias corrientes internas recibidas del sector público	81.902.111
De la República	81.902.111
Recursos Ordinarios	66.746.776
Gestión Fiscal	15.155.335
1.2 GASTOS CORRIENTES	**76.586.661**
GASTOS DE CONSUMO	66.341.146
Remuneraciones	40.889.054
Sueldos, salarios y otras retribuciones	11.564.214
Beneficios y complementos de sueldos y salarios	9.948.798
Aportes patronales	2.078.099
Prestaciones sociales y otras indemnizaciones	2.662.266
Asistencia socioeconómica	14.635.677
Compra de bienes y servicios	23.262.412
Bienes de consumo	5.712.836
Servicios no personales	17.549.576
Impuestos indirectos	2.189.680
GASTOS DE LA PROPIEDAD	10.000
Derechos sobre bienes intangibles	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.235.515
Al sector privado	9.621.250
Transferencias corrientes al sector privado	9.516.000
Directas a personas	9.516.000
Otras transferencias directas a personas	9.516.000
Donaciones corrientes al sector privado	105.250
Donaciones a personas	105.250

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	614.265
Transferencias corrientes al sector público	614.265
A los entes descentralizados sin fines empresariales para sus gastos	614.265
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.315.450**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.315.450**
RECURSOS PROPIOS DE CAPITAL	5.315.450
Ahorro/ Desahorro en cuenta corriente	5.315.450
2.2 GASTOS DE CAPITAL	**5.315.450**
INVERSIÓN REAL DIRECTA	5.315.450
Formación bruta de capital fijo	5.155.450
Maquinaria, equipos y otros bienes muebles	4.955.450
Construcciones de bienes de dominio privado	200.000
Bienes intangibles	160.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A1315

Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)

INSTITUTO UNIVERSITARIO LATINOAMERICANO DE AGROECOLOGÍA PAULO FREIRE (IALA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA) está dirigido a la formación integral de estudiantes postulados por los movimientos sociales organizados de la región, y otras organizaciones agrarias de América Latina y El Caribe; su objetivo es formar para la transformación de la organización de la producción agropecuaria y el trabajo agrario, sustentados en el enfoque agroecológico, que permita el uso apropiado de la biodiversidad, a fin de alcanzar la soberanía alimentaria.

En este sentido, respondiendo a las nuevas exigencias de la realidad de nuestra educación universitaria, en su proceso de promover el nuevo modelo, ante los procesos de transformación socio-política imperante, el conocimiento pasa a jugar un papel relevante donde la formación integral de los valores históricos y la vinculación comunitaria, es la raíz del mismo, donde las características del nuevo ciudadano(a), están orientados al fortalecimiento de una visión integral de su mundo, donde sea capaz de profundizar, relacionar y contextualizar los conocimientos científicos y tecnológicos, junto a los saberes ancestrales y cotidianos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**9.213.085**
INGRESOS CORRIENTES ORDINARIOS	9.213.085
TRANSFERENCIAS CORRIENTES	9.213.085
Transferencias corrientes del sector público	9.213.085
Transferencias corrientes internas recibidas del sector público	9.213.085
De la República	9.213.085
TOTAL RECURSOS	**9.213.085**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**9.109.808**
GASTOS DE CONSUMO	7.839.709
Remuneraciones	2.897.684
Sueldos, salarios y otras retribuciones	899.280
Beneficios y complementos de sueldos y salarios	1.210.370
Aportes patronales	235.080
Prestaciones sociales y otras indemnizaciones	266.892
Asistencia socioeconómica	286.062
Compra de bienes y servicios	4.942.025
Bienes de consumo	602.358
Servicios no personales	4.339.667
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.270.099
Al sector privado	1.201.000
Transferencias corrientes al sector privado	1.201.000
Otras transferencias corrientes internas al sector privado	1.201.000
Al sector público	69.099
Transferencias corrientes al sector público	69.099
A instituciones de protección social	69.099
GASTOS DE CAPITAL	**62.590**
INVERSIÓN REAL DIRECTA	62.590
Formación bruta de capital fijo	62.590
Maquinaria, equipos y otros bienes muebles	62.590
APLICACIONES FINANCIERAS	**40.687**
DISMINUCIÓN DE PASIVOS	40.687
Disminución de cuentas y efectos por pagar	39.837
Disminución de cuentas y efectos por pagar a corto plazo	39.837
Disminución cuentas por pagar a proveedores a corto plazo	39.837
Disminución de otros pasivos	850
Disminución de fondos de terceros	850
Disminución de otros fondos de terceros	850
TOTAL GASTOS	**9.213.085**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121365	Formación de Estudiantes en los Programas Nacionales de Formación	matricula			169		1.360.366			1.360.366
121579	Formación en Posgrado en Estudios Avanzados	plan			26		3.360			3.360
121766	Investigación, Innovación y Gestión del Conocimiento	investigación			2		13.440			13.440
121881	Sistemas de Recursos para la Formación e Intercambio Académico	usuario	40	100	169		180.408			180.408
122000	Fortalecimiento del Sistema de Apoyo al Desarrollo Estudiantil	apoyo	53	130	169		4.823.801			4.823.801
122129	Intercambio y Gestión del Conocimiento con la Sociedad	evento			8		39.200			39.200
122500	Desarrollo y Mantenimiento de la infraestructura	metro cuadrado			3.500		706.536			706.536
122560	Territorializacion y Municipalización de la Educación Universitaria	taller			2		10.800			10.800
	TOTAL						7.137.911			7.137.911

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.147.526			1.147.526
02	Gestión administrativa		927.648			927.648
	TOTAL		**2.075.174**			**2.075.174**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**11**	**21**		**32**	**899.280**	**1.998.404**	**2.897.684**
Directivo		3		3	120.060	234.240	354.300
Personal Administrativo	7	10		17	467.628	1.281.262	1.748.890
Personal Docente	4	8		12	311.592	482.902	794.494
TOTAL	**11**	**21**		**32**	**899.280**	**1.998.404**	**2.897.684**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.897.684
4.02	Materiales, suministros y mercancías	602.358
4.03	Servicios no personales	4.339.667
4.04	Activos reales	62.590
4.07	Transferencias y donaciones	1.270.099
4.11	Disminución de pasivos	40.687
	TOTAL	**9.213.085**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**9.213.085**
INGRESOS CORRIENTES ORDINARIOS	9.213.085
TRANSFERENCIAS CORRIENTES	9.213.085
Transferencias corrientes del sector público	9.213.085
Transferencias corrientes internas recibidas del sector público	9.213.085
De la República	9.213.085
Recursos Ordinarios	7.508.273
Gestión Fiscal	1.704.812
1.2 GASTOS CORRIENTES	**9.109.808**
GASTOS DE CONSUMO	7.839.709
Remuneraciones	2.897.684
Sueldos, salarios y otras retribuciones	899.280
Beneficios y complementos de sueldos y salarios	1.210.370
Aportes patronales	235.080
Prestaciones sociales y otras indemnizaciones	266.892
Asistencia socioeconómica	286.062
Compra de bienes y servicios	4.942.025
Bienes de consumo	602.358
Servicios no personales	4.339.667
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.270.099
Al sector privado	1.201.000
Transferencias corrientes al sector privado	1.201.000
Otras transferencias corrientes internas al sector privado	1.201.000
Al sector público	69.099
Transferencias corrientes al sector público	69.099
A instituciones de protección social	69.099
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**103.277**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**103.277**
RECURSOS PROPIOS DE CAPITAL	103.277
Ahorro/ Desahorro en cuenta corriente	103.277
2.2 GASTOS DE CAPITAL	**62.590**
INVERSIÓN REAL DIRECTA	62.590
Formación bruta de capital fijo	62.590
Maquinaria, equipos y otros bienes muebles	62.590
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**40.687**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**40.687**
SUPERÁVIT FINANCIERO	40.687
3.2 APLICACIONES FINANCIERAS	**40.687**
DISMINUCIÓN DE PASIVOS	40.687
Disminución de cuentas y efectos por pagar	39.837
Disminución de cuentas y efectos por pagar a corto plazo	39.837
Disminución cuentas por pagar a proveedores a corto plazo	39.837
Disminución de otros pasivos	850
Disminución de fondos de terceros	850
Disminución de otros fondos de terceros	850

A1322

Universidad Nacional Experimental de las Artes (UNEARTE)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LAS ARTES (UNEARTE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Nacional Experimental de las Artes (UNEARTE), fue creada en el año 2008, dentro del marco del Programa Alma Mater, surge con el fin de reivindicar los procesos relacionados con la intuición, imaginación, sensibilidad, sentimiento y emoción, como elementos fundamentales de la experiencia del arte; entendiendo que la enseñanza y la valoración de éstas son parte indispensable, en el proceso de construcción de ciudadanía con vocación humanista.

Su Misión es formar profesionales en el campo artístico, humanistas críticos, comprometidos con el país; creativos, participativos y protagónicos, sensibles ante los procesos de transformación social, capaces de enfrentar, desde el terreno artístico, los nuevos retos y cambios históricos, a través de una construcción colectiva, transdisciplinaria, democrática y de diálogo, que involucre a la comunidad universitaria y a todos los actores sociales, para hacer de la educación y el arte hechos sociales transformadores, con énfasis en la creación intelectual y cultural, el poder popular y la visión geoestratégica del desarrollo territorial.

UNEARTE, ofrece la posibilidad de desarrollar áreas de conocimiento vinculadas con las artes; convocar el talento humano necesario para enriquecer los programas de formación; conformar y vigorizar comunidades concentradas en la investigación; contribuir con el desarrollo profesional de los docentes; impulsar redes de innovación y mejoramiento de los programas académicos, producción de textos y materiales educativos, en el ámbito de las Artes Plásticas, la Danza, la Música, el Teatro y las Artes Audiovisuales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**122.155.492**
INGRESOS CORRIENTES ORDINARIOS	122.155.492
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	892.000
Venta de otros bienes y servicios	892.000
TRANSFERENCIAS CORRIENTES	121.263.492
Transferencias corrientes del sector público	121.263.492
Transferencias corrientes internas recibidas del sector público	121.263.492
De la República	121.263.492
INGRESOS DE CAPITAL	**1.948.400**
RECURSOS PROPIOS DE CAPITAL	1.948.400
Incremento de la depreciación y amortización acumuladas	1.948.400
FUENTES DE FINANCIAMIENTO	**4.483.513**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.483.513
Disminución de otros activos financieros	4.483.513
Disminución de disponibilidades	3.349.153
Disminución de caja	1.565
Disminución de bancos	3.347.588
Disminución de cuentas por cobrar a corto plazo	1.134.360
Disminución de cuentas comerciales por cobrar a corto plazo	1.134.360
TOTAL RECURSOS	**128.587.405**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**124.103.892**
GASTOS DE CONSUMO	115.432.948
Remuneraciones	88.042.680
Sueldos, salarios y otras retribuciones	21.878.915
Beneficios y complementos de sueldos y salarios	28.910.924
Aportes patronales	3.589.923
Prestaciones sociales y otras indemnizaciones	7.872.700
Asistencia socioeconómica	25.790.218
Compra de bienes y servicios	23.451.935
Bienes de consumo	7.192.478
Servicios no personales	16.259.457
Impuestos indirectos	1.989.933
Depreciación y amortización	1.948.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.670.944
Al sector privado	7.761.468
Transferencias corrientes al sector privado	7.701.468
Directas a personas	7.701.468
Pensiones y otros beneficios asociados	535.048
Jubilaciones y otros beneficios asociados	4.766.420
Otras transferencias directas a personas	2.400.000
Donaciones corrientes al sector privado	60.000
Donaciones a personas	60.000
Al sector público	909.476
Transferencias corrientes al sector público	909.476
A los entes descentralizados sin fines empresariales para sus gastos	909.476
APLICACIONES FINANCIERAS	**4.483.513**
DISMINUCIÓN DE PASIVOS	4.483.513
Disminución de cuentas y efectos por pagar	4.483.513
Disminución de cuentas y efectos por pagar a corto plazo	4.483.513
Disminución de aportes patronales y retenciones laborales por pagar	3.992.993
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	258.290

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	1.134.360
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	50.648
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	88.988
Disminución de aportes patronales y retenciones laborales por pagar a organismos de seguridad social	2.460.707
Disminución cuentas por pagar a proveedores a corto plazo	490.520
TOTAL GASTOS	**128.587.405**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121367	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matricula			2.575		17.617.146			17.617.146
121589	Formación en Postgrado o Estudios Avanzados	matricula			111		1.503.065			1.503.065
121880	Investigación, innovación y Gestión del Conocimiento	investigación			278		4.809.283			4.809.283
121926	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			247.200		19.105.588			19.105.588
122495	Intercambio y Gestión del Conocimiento con la Sociedad	usuario			2.690		9.865.065			9.865.065
122547	Sistema de Recursos para la Formación e Intercambio Académico	usuario	1.850	1.650	22.437		5.386.128			5.386.128
122671	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			20.303		15.460.439			15.460.439
122693	Territorialización y Municipalización de la Educación Universitaria	plan			40		2.122.759			2.122.759
	TOTAL						75.869.473			75.869.473

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		35.239.527			35.239.527
02	Gestión administrativa	7.323.913	4.853.024			12.176.937
03	Previsión y protección social		5.301.468			5.301.468
	TOTAL	**7.323.913**	**45.394.019**			**52.717.932**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**186**	**229**		**415**	**14.074.008**		**14.074.008**
Alto Nivel y de Dirección	1			1	86.784		86.784
Directivo	18	9		27	1.401.372		1.401.372
Profesional y Técnico	70	23		93	3.548.400		3.548.400
Personal Administrativo	8	9		17	422.136		422.136
Personal Docente	47	59		106	4.390.944		4.390.944
Obrero	42	129		171	4.224.372		4.224.372
Personal Fijo a Tiempo Parcial	**21**	**48**		**69**	**1.204.932**		**1.204.932**
Personal Docente	21	48		69	1.204.932		1.204.932
Personal Contratado	**85**	**83**		**168**	**5.581.080**		**5.581.080**
Profesional y Técnico	44	29		73	2.541.576		2.541.576
Personal Administrativo	17	5		22	549.528		549.528
Personal Docente	24	35		59	2.145.912		2.145.912
Obrero		14		14	344.064		344.064
TOTAL	**292**	**360**		**652**	**20.860.020**		**20.860.020**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**6**	**2**	**8**	**535.048**
Obreros	5	1	6	393.678
Empleados	1		1	91.677
Docentes		1	1	49.693
Jubilados	**32**	**21**	**53**	**4.766.420**
Obreros		1	1	65.613
Empleados	6	1	7	500.831
Docentes	26	19	45	4.199.976
TOTAL	**38**	**23**	**61**	**5.301.468**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	88.042.680
4.02	Materiales, suministros y mercancías	7.192.478
4.03	Servicios no personales	18.249.390
4.07	Transferencias y donaciones	8.670.944
4.08	Otros gastos	1.948.400
4.11	Disminución de pasivos	4.483.513
	TOTAL	**128.587.405**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**122.155.492**
INGRESOS CORRIENTES ORDINARIOS	122.155.492
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	892.000
Venta de otros bienes y servicios	892.000
TRANSFERENCIAS CORRIENTES	121.263.492
Transferencias corrientes del sector público	121.263.492
Transferencias corrientes internas recibidas del sector público	121.263.492
De la República	121.263.492
Recursos Ordinarios	98.824.633
Gestión Fiscal	22.438.859
1.2 GASTOS CORRIENTES	**124.103.892**
GASTOS DE CONSUMO	115.432.948
Remuneraciones	88.042.680
Sueldos, salarios y otras retribuciones	21.878.915
Beneficios y complementos de sueldos y salarios	28.910.924
Aportes patronales	3.589.923
Prestaciones sociales y otras indemnizaciones	7.872.700
Asistencia socioeconómica	25.790.218
Compra de bienes y servicios	23.451.935
Bienes de consumo	7.192.478
Servicios no personales	16.259.457
Impuestos indirectos	1.989.933
Depreciación y amortización	1.948.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.670.944
Al sector privado	7.761.468
Transferencias corrientes al sector privado	7.701.468
Directas a personas	7.701.468
Pensiones y otros beneficios asociados	535.048
Jubilaciones y otros beneficios asociados	4.766.420
Otras transferencias directas a personas	2.400.000
Donaciones corrientes al sector privado	60.000
Donaciones a personas	60.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	909.476
Transferencias corrientes al sector público	909.476
A los entes descentralizados sin fines empresariales para sus gastos	909.476
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.948.400)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	
Ahorro/ Desahorro en cuenta corriente	(1.948.400)
Incremento de la depreciación y amortización acumuladas	1.948.400
2.2 GASTOS DE CAPITAL	
2.3 RESULTADO FINANCIERO : EQUILIBRIO	
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.483.513**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.483.513
Disminución de otros activos financieros	4.483.513
Disminución de disponibilidades	3.349.153
Disminución de caja	1.565
Disminución de bancos	3.347.588
Disminución de cuentas por cobrar a corto plazo	1.134.360
Disminución de cuentas comerciales por cobrar a corto plazo	1.134.360
3.2 APLICACIONES FINANCIERAS	**4.483.513**
DISMINUCIÓN DE PASIVOS	4.483.513
Disminución de cuentas y efectos por pagar	4.483.513
Disminución de cuentas y efectos por pagar a corto plazo	4.483.513
Disminución de aportes patronales y retenciones laborales por pagar	3.992.993
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	258.290
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	1.134.360

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	50.648
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	88.988
Disminución de aportes patronales y retenciones laborales por pagar a organismos de seguridad social	2.460.707
Disminución cuentas por pagar a proveedores a corto plazo	490.520

A1350

Universidad Bolivariana de Trabajadores "Jesús Rivero"

UNIVERSIDAD BOLIVARIANA DE TRABAJADORES "JESÚS RIVERO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Las actividades académicas de la Universidad están fundamentadas en la fusión del estudio, el trabajo y la investigación en los centros de producción, cuyo fin es la soberanía tecnológica, las mismas son costeadas por las empresas cuyos trabajadores se constituyen en la UBTJR y la cuota asignada por el Ejecutivo.

Los costos de los proyectos de formación, serán responsabilidad de las empresas y el recurso humano será atendido, en función a lo establecido en la Ley de Universidades y el Marco Jurídico vigente en la materia.

En virtud de las nuevas exigencias de la realidad de nuestra Educación Universitaria, en su proceso de promover el nuevo modelo, ante la transformación socio política imperante, el conocimiento pasa a jugar un papel relevante en el acontecer revolucionario socialista, donde la formación integral de los valores históricos y la vinculación comunitaria, es la raíz del mismo.

Las características del nuevo ciudadano (a), están orientadas al fortalecimiento de una visión integral de su mundo, donde sea capaz de profundizar, relacionar y contextualizar los conocimientos científicos y tecnológicos, junto a los saberes ancestrales y cotidianos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.878.132**
INGRESOS CORRIENTES ORDINARIOS	1.878.132
TRANSFERENCIAS CORRIENTES	1.878.132
Transferencias corrientes del sector público	1.878.132
Transferencias corrientes internas recibidas del sector público	1.878.132
De la República	1.878.132
TOTAL RECURSOS	**1.878.132**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.878.132**
GASTOS DE CONSUMO	1.878.132
Remuneraciones	1.714.985
Sueldos, salarios y otras retribuciones	643.332
Beneficios y complementos de sueldos y salarios	383.394
Aportes patronales	126.673
Prestaciones sociales y otras indemnizaciones	143.250
Otros gastos de personal	418.336
Compra de bienes y servicios	163.147
Bienes de consumo	79.942
Servicios no personales	83.205
TOTAL GASTOS	**1.878.132**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122717	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matricula			4.500		1.273.884			1.273.884
	TOTAL						1.273.884			1.273.884

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		441.101			441.101
02	Gestión administrativa		163.147			163.147
	TOTAL		604.248			604.248

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**5**		**16**	**643.332**		**643.332**
Personal Administrativo	4	2		6	192.504		192.504
Personal Docente	7	3		10	450.828		450.828
TOTAL	**11**	**5**		**16**	**643.332**		**643.332**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.714.985
4.02	Materiales, suministros y mercancías	79.942
4.03	Servicios no personales	83.205
	TOTAL	**1.878.132**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.878.132**
INGRESOS CORRIENTES ORDINARIOS	1.878.132
TRANSFERENCIAS CORRIENTES	1.878.132
Transferencias corrientes del sector público	1.878.132
Transferencias corrientes internas recibidas del sector público	1.878.132
De la República	1.878.132
Recursos Ordinarios	1.530.626
Gestión Fiscal	347.506
1.2 GASTOS CORRIENTES	**1.878.132**
GASTOS DE CONSUMO	1.878.132
Remuneraciones	1.714.985
Sueldos, salarios y otras retribuciones	643.332
Beneficios y complementos de sueldos y salarios	383.394
Aportes patronales	126.673
Prestaciones sociales y otras indemnizaciones	143.250
Otros gastos de personal	418.336
Compra de bienes y servicios	163.147
Bienes de consumo	79.942
Servicios no personales	83.205
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A1364

Universidad Politécnica Territorial del Alto Apure Pedro Camejo

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ALTO APURE PEDRO CAMEJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Politécnica Territorial del Alto Apure Pedro Camejo tiene como misión el encargo social de contribuir activamente al desarrollo endógeno integral y sustentable en su área de influencia territorial, con la participación activa y permanente del poder popular, abarcando múltiples campos de estudio, bajo enfoques inter y transdisciplinarios, para abordar los problemas y retos de su contexto territorial, de acuerdo con las necesidades del pueblo a partir de las realidades geo-históricas, culturales, sociales y productivas, ayudando a conformar una nueva geopolítica nacional.

La Universidad promoverá el desarrollo local a través de actividades académicas mejoradas y realizará actividades de extensión universitaria o vinculación social; generando frutos importantes como el estudio de necesidades en las comunidades, el asesoramiento en conjunto con los consejos comunales en cuanto a la elaboración de proyectos, planes de desarrollo sustentable, actividades productivas, apoyo a través de servicios de maquinaria e implementos agrícolas para la producción, entre otros.

La actividad principal de la Universidad será desarrollar una formación integral de alto nivel, en estrecha relación con las comunidades, vinculada a los problemas, retos y proyectos en el contexto territorial, en la lucha por la erradicación de todas las formas de opresión, explotación, dominación y discriminación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**46.328.737**
INGRESOS CORRIENTES ORDINARIOS	46.328.737
TRANSFERENCIAS CORRIENTES	46.328.737
Transferencias corrientes del sector público	46.328.737
Transferencias corrientes internas recibidas del sector público	46.328.737
De la República	46.328.737
FUENTES DE FINANCIAMIENTO	**138.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	138.000
Disminución de otros activos financieros	138.000
Disminución de disponibilidades	138.000
Disminución de bancos	138.000
TOTAL RECURSOS	**46.466.737**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**44.761.557**
GASTOS DE CONSUMO	38.793.867
Remuneraciones	25.864.555
Sueldos, salarios y otras retribuciones	6.811.142
Beneficios y complementos de sueldos y salarios	7.154.355
Aportes patronales	1.194.086
Prestaciones sociales y otras indemnizaciones	3.699.144
Asistencia socioeconómica	6.369.828
Otros gastos de personal	636.000
Compra de bienes y servicios	11.929.232
Bienes de consumo	3.913.432
Servicios no personales	8.015.800
Impuestos indirectos	1.000.080
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.967.690
Al sector privado	5.620.224
Transferencias corrientes al sector privado	5.620.224
Directas a personas	5.620.224
Otras transferencias directas a personas	5.620.224
Al sector público	347.466
Transferencias corrientes al sector público	347.466
A los entes descentralizados sin fines empresariales para sus gastos	347.466
GASTOS DE CAPITAL	**1.567.180**
INVERSIÓN REAL DIRECTA	1.567.180
Formación bruta de capital fijo	1.547.180
Maquinaria, equipos y otros bienes muebles	1.513.180
Construcciones de bienes de dominio privado	34.000
Bienes intangibles	20.000
APLICACIONES FINANCIERAS	**138.000**
DISMINUCIÓN DE PASIVOS	138.000
Disminución de cuentas y efectos por pagar	102.000
Disminución de cuentas y efectos por pagar a corto plazo	102.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar	82.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	12.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	8.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	2.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	6.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	10.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	13.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	1.000
Disminución de otros pasivos	36.000
Disminución de fondos de terceros	36.000
Disminución de otros fondos de terceros	36.000
TOTAL GASTOS	**46.466.737**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123273	Programas Nacionales de Formación	matricula			2.977		11.509.064			11.509.064
123284	Territorialización y Municipalización de la Educación Universitaria	plan			2.977		890.104			890.104
123296	Formación en Postgrado o Estudios Avanzados	matricula			30		788.172			788.172
123297	Investigación, innovación y gestión del conocimiento	investigación			43		830.626			830.626
123301	Sistema de recursos para la formación e intercambio académico	usuario	6.810	4.540	11.350		2.584.387			2.584.387
123302	Desarrollo y mantenimiento de la infraestructura	metro cuadrado			2.700		5.505.153			5.505.153
123304	Sistema de Apoyo al Desarrollo Estudiantil	matricula			2.977		14.931.706			14.931.706
123312	Intercambio y gestión del conocimiento con la sociedad	evento			70		1.181.869			1.181.869
	TOTAL						**38.221.081**			**38.221.081**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.712.656			5.712.656
02	Gestión administrativa	138.000	2.395.000			2.533.000
	TOTAL	**138.000**	**8.107.656**			**8.245.656**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**45**	**52**		**97**	**4.024.338**		**4.024.338**
Alto Nivel y de Dirección		1		1	159.504		159.504
Directivo	2	2		4	133.094		133.094
Profesional y Técnico	11	5		16	623.426		623.426
Personal Administrativo	1			1	32.888		32.888
Personal Docente	22	17		39	2.087.030		2.087.030
Obrero	9	27		36	988.396		988.396
Personal Contratado	**42**	**47**		**89**	**2.786.804**		**2.786.804**
Directivo		1		1	66.168		66.168
Profesional y Técnico	17	19		36	1.085.313		1.085.313
Personal Administrativo	2	2		4	129.749		129.749
Personal Docente	23	25		48	1.505.574		1.505.574
TOTAL	**87**	**99**		**186**	**6.811.142**		**6.811.142**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	25.864.555
4.02	Materiales, suministros y mercancías	3.913.432
4.03	Servicios no personales	9.015.880
4.04	Activos reales	1.567.180
4.07	Transferencias y donaciones	5.967.690
4.11	Disminución de pasivos	138.000
	TOTAL	**46.466.737**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**46.328.737**
INGRESOS CORRIENTES ORDINARIOS	46.328.737
TRANSFERENCIAS CORRIENTES	46.328.737
Transferencias corrientes del sector público	46.328.737
Transferencias corrientes internas recibidas del sector público	46.328.737
De la República	46.328.737
Recursos Ordinarios	37.755.985
Gestión Fiscal	8.572.752
1.2 GASTOS CORRIENTES	**44.761.557**
GASTOS DE CONSUMO	38.793.867
Remuneraciones	25.864.555
Sueldos, salarios y otras retribuciones	6.811.142
Beneficios y complementos de sueldos y salarios	7.154.355
Aportes patronales	1.194.086
Prestaciones sociales y otras indemnizaciones	3.699.144
Asistencia socioeconómica	6.369.828
Otros gastos de personal	636.000
Compra de bienes y servicios	11.929.232
Bienes de consumo	3.913.432
Servicios no personales	8.015.800
Impuestos indirectos	1.000.080
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.967.690
Al sector privado	5.620.224
Transferencias corrientes al sector privado	5.620.224
Directas a personas	5.620.224
Otras transferencias directas a personas	5.620.224
Al sector público	347.466
Transferencias corrientes al sector público	347.466
A los entes descentralizados sin fines empresariales para sus gastos	347.466
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.567.180**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.567.180**
RECURSOS PROPIOS DE CAPITAL	1.567.180
Ahorro/ Desahorro en cuenta corriente	1.567.180
2.2 GASTOS DE CAPITAL	**1.567.180**
INVERSIÓN REAL DIRECTA	1.567.180
Formación bruta de capital fijo	1.547.180
Maquinaria, equipos y otros bienes muebles	1.513.180
Construcciones de bienes de dominio privado	34.000
Bienes intangibles	20.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**138.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	138.000
Disminución de otros activos financieros	138.000
Disminución de disponibilidades	138.000
Disminución de bancos	138.000
3.2 APLICACIONES FINANCIERAS	**138.000**
DISMINUCIÓN DE PASIVOS	138.000
Disminución de cuentas y efectos por pagar	102.000
Disminución de cuentas y efectos por pagar a corto plazo	102.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	82.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	12.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	30.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	8.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	2.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	6.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	10.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	13.000
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	1.000
Disminución de otros pasivos	36.000
Disminución de fondos de terceros	36.000
Disminución de otros fondos de terceros	36.000

A1365

Universidad Politécnica Territorial del Estado Barinas José Félix Ribas

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO BARINAS JOSÉ FÉLIX RIBAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Politécnica Territorial del Estado Barinas "José Félix Ribas", es un instrumento del pueblo Barinés para contribuir a su desarrollo integral y sustentable, en el marco de la construcción del socialismo bolivariano, a través de la formación integral de alto nivel en el área de Producción Agroalimentaria, Construcción Civil, Electricidad y Mecánica, para la generación y apropiación social del conocimiento y la vinculación activa con proyectos de desarrollo, empresas socialistas y comunidades, en función de las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

Esta universidad tiene como encargo social, contribuir activamente al desarrollo endógeno integral y sustentable en su área de influencia territorial, abordando los problemas y retos de su contexto de territorialidad, de acuerdo con las necesidades del pueblo, a partir de las realidades geohistóricas, culturales, sociales y productivas, ayudando a conformar una nueva geopolítica nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**60.509.523**
INGRESOS CORRIENTES ORDINARIOS	60.509.523
TRANSFERENCIAS CORRIENTES	60.509.523
Transferencias corrientes del sector público	60.509.523
Transferencias corrientes internas recibidas del sector público	60.509.523
De la República	60.509.523
FUENTES DE FINANCIAMIENTO	**3.347.670**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.347.670
Disminución de otros activos financieros	3.347.670
Disminución de disponibilidades	3.347.670
Disminución de bancos	3.347.670
TOTAL RECURSOS	**63.857.193**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**57.833.473**
GASTOS DE CONSUMO	52.723.474
Remuneraciones	35.876.250
Sueldos, salarios y otras retribuciones	10.395.140
Beneficios y complementos de sueldos y salarios	9.654.658
Aportes patronales	1.811.052
Prestaciones sociales y otras indemnizaciones	6.527.868
Asistencia socioeconómica	5.543.532
Otros gastos de personal	1.944.000
Compra de bienes y servicios	16.847.224
Bienes de consumo	4.120.365
Servicios no personales	12.726.859
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.109.999
Al sector privado	5.109.999
Transferencias corrientes al sector privado	3.412.800
Directas a personas	3.412.800
Otras transferencias directas a personas	3.412.800
Donaciones corrientes al sector privado	1.697.199
Donaciones a personas	953.045
Donaciones a instituciones sin fines de lucro	744.154
GASTOS DE CAPITAL	**1.676.049**
INVERSIÓN REAL DIRECTA	1.676.049
Formación bruta de capital fijo	1.676.049
Maquinaria, equipos y otros bienes muebles	1.676.049
APLICACIONES FINANCIERAS	**4.347.671**
DISMINUCIÓN DE PASIVOS	4.347.671
Disminución de cuentas y efectos por pagar	4.347.671
Disminución de cuentas y efectos por pagar a corto plazo	4.347.671
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.347.671
TOTAL GASTOS	**63.857.193**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122075	Formación en Postgrado o Estudios Avanzados	matricula			155		288.783			288.783
122116	Investigación, Innovación y Gestión del Conocimiento	proyecto de investigación			112		392.252			392.252
122252	Sistemas de Recursos para la Formación e Intercambio Académico	dotación			8.080		1.162.000			1.162.000
122253	Formación de Estudiantes a través de Programas Nacionales de Formación	matricula			2.630		20.669.417			20.669.417
122297	Intercambio y Gestión del Conocimiento en la Sociedad	persona			2.700		1.517.964			1.517.964
122300	Territorializacion y municipalización de la educación universitaria.	plan			30		1.854.450			1.854.450
122318	Desarrollo y Mantenimiento de la Infraestructura	metro cuadrado			1		7.305.077			7.305.077
122325	Fortalecimiento del Sistema de Apoyo al Desarrollo Estudiantil	estudiante			1.296		13.084.715			13.084.715
	TOTAL						46.274.658			46.274.658

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		10.090.062			10.090.062
02	Gestión administrativa	3.347.670	4.144.803			7.492.473
	TOTAL	**3.347.670**	**14.234.865**			**17.582.535**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**71**	**111**	**4**	**186**	**7.464.094**		**7.464.094**
Directivo	1	4		5	297.972		297.972
Profesional y Técnico	15	4		19	495.540		495.540
Personal Administrativo	14	3		17	515.994		515.994
Personal Docente	29	78		107	5.196.924		5.196.924
Obrero	12	22	4	38	957.664		957.664
Personal Contratado	**52**	**48**		**100**	**2.931.046**		**2.931.046**
Profesional y Técnico	15	15		30	781.598		781.598
Personal Administrativo	25	4		29	613.898		613.898
Personal Docente	12	29		41	1.535.550		1.535.550
TOTAL	**123**	**159**	**4**	**286**	**10.395.140**		**10.395.140**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	35.876.250
4.02	Materiales, suministros y mercancías	4.120.365
4.03	Servicios no personales	12.726.859
4.04	Activos reales	1.676.049
4.07	Transferencias y donaciones	5.109.999
4.11	Disminución de pasivos	4.347.671
	TOTAL	**63.857.193**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**60.509.523**
INGRESOS CORRIENTES ORDINARIOS	60.509.523
TRANSFERENCIAS CORRIENTES	60.509.523
Transferencias corrientes del sector público	60.509.523
Transferencias corrientes internas recibidas del sector público	60.509.523
De la República	60.509.523
Recursos Ordinarios	49.312.724
Gestión Fiscal	11.196.799
1.2 GASTOS CORRIENTES	**57.833.473**
GASTOS DE CONSUMO	52.723.474
Remuneraciones	35.876.250
Sueldos, salarios y otras retribuciones	10.395.140
Beneficios y complementos de sueldos y salarios	9.654.658
Aportes patronales	1.811.052
Prestaciones sociales y otras indemnizaciones	6.527.868
Asistencia socioeconómica	5.543.532
Otros gastos de personal	1.944.000
Compra de bienes y servicios	16.847.224
Bienes de consumo	4.120.365
Servicios no personales	12.726.859
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.109.999
Al sector privado	5.109.999
Transferencias corrientes al sector privado	3.412.800
Directas a personas	3.412.800
Otras transferencias directas a personas	3.412.800
Donaciones corrientes al sector privado	1.697.199
Donaciones a personas	953.045
Donaciones a instituciones sin fines de lucro	744.154
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.676.050**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.676.050**
RECURSOS PROPIOS DE CAPITAL	2.676.050
Ahorro/ Desahorro en cuenta corriente	2.676.050
2.2 GASTOS DE CAPITAL	**1.676.049**
INVERSIÓN REAL DIRECTA	1.676.049
Formación bruta de capital fijo	1.676.049
Maquinaria, equipos y otros bienes muebles	1.676.049
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.000.001**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.347.671**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.347.670
Disminución de otros activos financieros	3.347.670
Disminución de disponibilidades	3.347.670
Disminución de bancos	3.347.670
SUPERÁVIT FINANCIERO	1.000.001
3.2 APLICACIONES FINANCIERAS	**4.347.671**
DISMINUCIÓN DE PASIVOS	4.347.671
Disminución de cuentas y efectos por pagar	4.347.671
Disminución de cuentas y efectos por pagar a corto plazo	4.347.671
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.347.671

A1366

Universidad Politécnica Territorial de Barlovento Argelia Laya

UNIVERSIDAD POLITÉCNICA TERRITORIAL DE BARLOVENTO ARGELIA LAYA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad nace, según decreto en Gaceta Oficial Extraordinaria de la República Bolivariana de Venezuela Nº 5.987 y Decreto Nº 7.568, de fecha 16 de julio de 2010, con sede en la Región de Barlovento, en el marco de la Misión Alma Mater, como Universidad Nacional Experimental, con personalidad jurídica y patrimonio propio distinto al de la República Bolivariana de Venezuela. La Universidad desarrollará sedes con proyectos y programas académicos de formación intelectual, desarrollo tecnológico, innovación, asesoría y vinculación social en el territorio Barloventeño, mediante la articulación de la Misión Sucre y a través de alianzas con otras instituciones de educación universitaria y otras de la administración pública y privada.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**76.199.951**
INGRESOS CORRIENTES ORDINARIOS	76.199.951
TRANSFERENCIAS CORRIENTES	76.199.951
Transferencias corrientes del sector público	76.199.951
Transferencias corrientes internas recibidas del sector público	76.199.951
De la República	76.199.951
TOTAL RECURSOS	**76.199.951**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**74.693.642**
GASTOS DE CONSUMO	67.588.436
Remuneraciones	52.221.773
Sueldos, salarios y otras retribuciones	13.543.176
Beneficios y complementos de sueldos y salarios	14.834.382
Aportes patronales	1.734.451
Prestaciones sociales y otras indemnizaciones	7.000.994
Asistencia socioeconómica	12.918.770
Otros gastos de personal	2.190.000
Compra de bienes y servicios	14.202.116
Bienes de consumo	6.844.516
Servicios no personales	7.357.600
Impuestos indirectos	1.164.547
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.105.206
Al sector privado	6.533.706
Transferencias corrientes al sector privado	6.033.706
Directas a personas	6.033.706
Pensiones y otros beneficios asociados	624.082
Jubilaciones y otros beneficios asociados	2.877.624
Otras transferencias directas a personas	2.532.000
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000
Al sector público	571.500
Transferencias corrientes al sector público	571.500
A los entes descentralizados sin fines empresariales para sus gastos	571.500
GASTOS DE CAPITAL	**1.506.309**
INVERSIÓN REAL DIRECTA	1.506.309
Formación bruta de capital fijo	1.506.309
Maquinaria, equipos y otros bienes muebles	1.506.309
TOTAL GASTOS	**76.199.951**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121631	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	estudiante			5.000		23.628.915			23.628.915
121644	Desarrollo y Mantenimiento de la Infraestructura Física de la Universidad Politécnica Territorial de Barlovento Argelia Laya	metro cuadrado			400		13.001.502			13.001.502
121677	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			5.000		12.706.177			12.706.177
121841	Sistema de recursos para la formación e intercambio académico	usuario	2.800	2.200	5.000		2.509.886			2.509.886
121935	Investigación, innovación y gestión del conocimiento	investigación			103		847.963			847.963
121976	Intercambio y Gestión del Conocimiento con la Sociedad	actividad			277.373		1.379.308			1.379.308
121978	Formación de Estudiantes en carreras	estudiante			100		1.129.508			1.129.508
122099	Territorialización y Municipalización de la Educación Universitaria	consejo comunal			175		509.000			509.000
122194	Formación de Postgrado o Estudios Avanzados	matricula			700		455.840			455.840
	TOTAL						56.168.099			56.168.099

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		14.076.746			14.076.746
02	Gestión administrativa		2.453.400			2.453.400
03	Previsión y protección social		3.501.706			3.501.706
	TOTAL		**20.031.852**			**20.031.852**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**97**	**118**	**5**	**220**	**8.062.092**		**8.062.092**
Directivo		3		3	164.196		164.196
Profesional y Técnico	26	12		38	952.524		952.524
Personal Administrativo	7			7	221.076		221.076
Personal Docente	48	60		108	5.134.392		5.134.392
Obrero	16	43	5	64	1.589.904		1.589.904
Personal Contratado	**81**	**86**		**167**	**3.969.084**		**3.969.084**
Profesional y Técnico	26	4		30	746.856		746.856
Personal Administrativo	6	5		11	270.204		270.204
Personal Docente	34	45		79	1.795.908		1.795.908
Obrero	15	32		47	1.156.116		1.156.116
TOTAL	**178**	**204**	**5**	**387**	**12.031.176**		**12.031.176**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**6**	**4**	**10**	**624.082**
Obreros	1	1	2	140.994
Empleados	2		2	126.671
Docentes	3	3	6	356.417
Jubilados	**16**	**12**	**28**	**2.877.624**
Obreros	2	1	3	328.460
Empleados	7	1	8	745.493
Docentes	7	10	17	1.803.671
TOTAL	**22**	**16**	**38**	**3.501.706**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	52.221.773
4.02	Materiales, suministros y mercancías	6.844.516
4.03	Servicios no personales	8.522.147
4.04	Activos reales	1.506.309
4.07	Transferencias y donaciones	7.105.206
	TOTAL	**76.199.951**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**76.199.951**
INGRESOS CORRIENTES ORDINARIOS	76.199.951
TRANSFERENCIAS CORRIENTES	76.199.951
Transferencias corrientes del sector público	76.199.951
Transferencias corrientes internas recibidas del sector público	76.199.951
De la República	76.199.951
Recursos Ordinarios	62.099.758
Gestión Fiscal	14.100.193
1.2 GASTOS CORRIENTES	**74.693.642**
GASTOS DE CONSUMO	67.588.436
Remuneraciones	52.221.773
Sueldos, salarios y otras retribuciones	13.543.176
Beneficios y complementos de sueldos y salarios	14.834.382
Aportes patronales	1.734.451
Prestaciones sociales y otras indemnizaciones	7.000.994
Asistencia socioeconómica	12.918.770
Otros gastos de personal	2.190.000
Compra de bienes y servicios	14.202.116
Bienes de consumo	6.844.516
Servicios no personales	7.357.600
Impuestos indirectos	1.164.547
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.105.206
Al sector privado	6.533.706
Transferencias corrientes al sector privado	6.033.706
Directas a personas	6.033.706
Pensiones y otros beneficios asociados	624.082
Jubilaciones y otros beneficios asociados	2.877.624
Otras transferencias directas a personas	2.532.000
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	571.500
Transferencias corrientes al sector público	571.500
A los entes descentralizados sin fines empresariales para sus gastos	571.500
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.506.309**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.506.309**
RECURSOS PROPIOS DE CAPITAL	1.506.309
Ahorro/ Desahorro en cuenta corriente	1.506.309
2.2 GASTOS DE CAPITAL	**1.506.309**
INVERSIÓN REAL DIRECTA	1.506.309
Formación bruta de capital fijo	1.506.309
Maquinaria, equipos y otros bienes muebles	1.506.309
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1367

Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO LARA ANDRÉS ELOY BLANCO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco, tiene como misión ser una universidad de excelencia en la generación de conocimientos producto de la gestión/actividad de investigación y de extensión, en estrecha correspondencia con la sociedad del conocimiento y la cultura de la ciencia que existe en el siglo XXI, destina los recursos presupuestarios hacia el fortalecimiento institucional en el mercado ocupacional, dando cumplimiento a las diferentes normativas legales en la formación de profesional a corto/mediano plazo, con un nivel de conciencia que le permita asumir sus responsabilidades en una sociedad de iguales.

La visión de la Universidad busca consolidar la ampliación de la plataforma tecnológica comunicacional, creando las bases para la incorporación a futuro de la Educación a Distancia. Donde la creación y funcionamiento de la Misión Alma Mater, exige a las instituciones de Educación Universitaria, un reajuste académico administrativo, con la finalidad de proporcionar la base necesaria de una Educación Socialista. La Suprema felicidad social orienta las acciones a una transformación de la realidad educativa tales como: adecuar el sistema educativo al modelo productivo socialista, fortalecer e incentivar la investigación en el proceso educativo, desarrollar la educación intercultural bilingüe, garantizar el acceso al conocimiento para universalizar la educación universitaria con pertinencia social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**252.853.791**
INGRESOS CORRIENTES ORDINARIOS	252.853.791
TRANSFERENCIAS CORRIENTES	252.853.791
Transferencias corrientes del sector público	252.853.791
Transferencias corrientes internas recibidas del sector público	252.853.791
De la República	252.853.791
FUENTES DE FINANCIAMIENTO	**263.512**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	263.512
Disminución de otros activos financieros	263.512
Disminución de disponibilidades	263.512
Disminución de bancos	263.512
TOTAL RECURSOS	**253.117.303**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**246.580.080**
GASTOS DE CONSUMO	191.477.513
Remuneraciones	128.414.384
Sueldos, salarios y otras retribuciones	38.290.932
Beneficios y complementos de sueldos y salarios	26.341.795
Aportes patronales	7.051.200
Prestaciones sociales y otras indemnizaciones	25.403.485
Asistencia socioeconómica	31.326.972
Compra de bienes y servicios	55.560.537
Bienes de consumo	24.117.549
Servicios no personales	31.442.988
Impuestos indirectos	7.502.592
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.102.567
Al sector privado	53.206.163
Transferencias corrientes al sector privado	52.706.163
Directas a personas	52.706.163
Pensiones y otros beneficios asociados	2.110.581
Jubilaciones y otros beneficios asociados	39.291.582
Otras transferencias directas a personas	11.304.000
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000
Al sector público	1.896.404
Transferencias corrientes al sector público	1.896.404
A los entes descentralizados sin fines empresariales para sus gastos	1.896.404
GASTOS DE CAPITAL	**6.273.711**
INVERSIÓN REAL DIRECTA	6.273.711
Formación bruta de capital fijo	6.175.287
Maquinaria, equipos y otros bienes muebles	4.158.165
Construcciones de bienes de dominio privado	2.017.122
Bienes intangibles	98.424

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**263.512**
DISMINUCIÓN DE PASIVOS	263.512
Disminución de cuentas y efectos por pagar	263.512
Disminución de cuentas y efectos por pagar a corto plazo	263.512
Disminución de aportes patronales y retenciones laborales por pagar	263.512
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	263.512
TOTAL GASTOS	**253.117.303**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122259	Formación de Estudiantes en los Programas Nacionales de Formación (PNF)	matricula			9.924		59.831.056			59.831.056
122816	Formación de Estudiantes en Carreras	matricula			2.887		20.629.632			20.629.632
122888	Formación en Post grado o Estudios avanzados	matricula			517		1.626.640			1.626.640
122998	Investigación innovación y Gestión del Conocimiento	investigación			15		573.592			573.592
123010	Sistema de recursos para la formación e intercambio académico	usuario	13.424	13.424	26.848		10.352.931			10.352.931
123137	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			10.311		52.801.754			52.801.754
123208	Intercambio y Gestión del Conocimiento con la Sociedad	persona			56.894.321		4.033.955			4.033.955
123238	desarrollo y mantenimiento de la infraestructura física	metro cuadrado			79.600		28.211.662			28.211.662
123267	Territorialización y Municipalización de la Educación Universitaria	plan			7		740.595			740.595
	TOTAL						**178.801.817**			**178.801.817**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		20.673.298			20.673.298
02	Gestión administrativa	263.512	11.976.513			12.240.025
03	Previsión y protección social		41.402.163			41.402.163
	TOTAL	**263.512**	**74.051.974**			**74.315.486**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**257**	**188**	**176**	**621**	**26.245.269**		**26.245.269**
Alto Nivel y de Dirección	1	1		2	158.148		158.148
Profesional y Técnico	34	10	92	136	5.364.549		5.364.549
Personal Administrativo	9	2	22	33	1.069.992		1.069.992
Personal Docente	171	114		285	14.151.696		14.151.696
Obrero	42	61	62	165	5.500.884		5.500.884
Personal Fijo a Tiempo Parcial	**10**	**22**		**32**	**650.568**		**650.568**
Personal Docente	10	22		32	650.568		650.568
Personal Contratado	**345**	**280**		**625**	**9.261.870**		**9.261.870**
Profesional y Técnico	142	75		217	3.501.792		3.501.792
Personal Administrativo	26	9		35	567.420		567.420
Personal Docente	164	187		351	4.835.994		4.835.994
Obrero	13	9		22	356.664		356.664
TOTAL	**612**	**490**	**176**	**1.278**	**36.157.707**		**36.157.707**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**20**	**11**	**31**	**1.265.604**
Obreros	3		3	80.280
Empleados	4	1	5	174.984
Docentes	13	10	23	1.010.340
Jubilados	**190**	**176**	**366**	**26.165.880**
Obreros	20	32	52	1.933.224
Empleados	67	26	93	4.088.976
Docentes	103	118	221	20.143.680
TOTAL	**210**	**187**	**397**	**27.431.484**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	128.414.384
4.02	Materiales, suministros y mercancías	24.117.549
4.03	Servicios no personales	38.945.580
4.04	Activos reales	6.273.711
4.07	Transferencias y donaciones	55.102.567
4.11	Disminución de pasivos	263.512
	TOTAL	**253.117.303**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**252.853.791**
INGRESOS CORRIENTES ORDINARIOS	252.853.791
TRANSFERENCIAS CORRIENTES	252.853.791
Transferencias corrientes del sector público	252.853.791
Transferencias corrientes internas recibidas del sector público	252.853.791
De la República	252.853.791
Recursos Ordinarios	206.065.147
Gestión Fiscal	46.788.644
1.2 GASTOS CORRIENTES	**246.580.080**
GASTOS DE CONSUMO	191.477.513
Remuneraciones	128.414.384
Sueldos, salarios y otras retribuciones	38.290.932
Beneficios y complementos de sueldos y salarios	26.341.795
Aportes patronales	7.051.200
Prestaciones sociales y otras indemnizaciones	25.403.485
Asistencia socioeconómica	31.326.972
Compra de bienes y servicios	55.560.537
Bienes de consumo	24.117.549
Servicios no personales	31.442.988
Impuestos indirectos	7.502.592
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.102.567
Al sector privado	53.206.163
Transferencias corrientes al sector privado	52.706.163
Directas a personas	52.706.163
Pensiones y otros beneficios asociados	2.110.581
Jubilaciones y otros beneficios asociados	39.291.582
Otras transferencias directas a personas	11.304.000
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000
Al sector público	1.896.404
Transferencias corrientes al sector público	1.896.404
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.273.711**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.273.711**
RECURSOS PROPIOS DE CAPITAL	6.273.711
Ahorro/ Desahorro en cuenta corriente	6.273.711
2.2 GASTOS DE CAPITAL	**6.273.711**
INVERSIÓN REAL DIRECTA	6.273.711
Formación bruta de capital fijo	6.175.287
Maquinaria, equipos y otros bienes muebles	4.158.165
Construcciones de bienes de dominio privado	2.017.122
Bienes intangibles	98.424
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**263.512**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	263.512
Disminución de otros activos financieros	263.512
Disminución de disponibilidades	263.512
Disminución de bancos	263.512
3.2 APLICACIONES FINANCIERAS	**263.512**
DISMINUCIÓN DE PASIVOS	263.512
Disminución de cuentas y efectos por pagar	263.512
Disminución de cuentas y efectos por pagar a corto plazo	263.512
Disminución de aportes patronales y retenciones laborales por pagar	263.512
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	263.512

A1368

Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL NORTE DEL TÁCHIRA MANUELA SÁENZ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La misión de la Universidad, es ser una institución de carácter público que tiene como tarea fundamental formar integralmente a profesionales en las áreas de agroalimentación, industrial y ambiente, con énfasis en el trabajo creador, productivo y autónomo. A lo largo del período de preparación, los estudiantes serán formados, con gran sensibilidad humana, espíritu emprendedor, compromiso social, conciencia ecológica, con profundos valores éticos, patrióticos y democráticos. Estas cualidades permitirán a los profesionales guiar de la mejor manera sus vidas y la de sus semejantes, resolver los problemas científicos, técnicos, económicos y sociales propios del contexto además de contribuir a elevar la calidad de vida personal, familiar, comunitaria y ambiental.

Su visión es consolidarse como una institución de educación universitaria de excelencia académica, con la participación de la comunidad universitaria y actores sociales protagónica de una formación integral y liberadora de cada hombre y cada mujer, a la vez, propulsar de la transformación socio-cultural y política orientada por los principios del desarrollo endógeno- sustentable, equidad, justicia social, soberanía nacional, paz y bien común.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**35.835.516**
INGRESOS CORRIENTES ORDINARIOS	35.835.516
TRANSFERENCIAS CORRIENTES	35.835.516
Transferencias corrientes del sector público	35.835.516
Transferencias corrientes internas recibidas del sector público	35.835.516
De la República	35.835.516
FUENTES DE FINANCIAMIENTO	**3.174.171**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.174.171
Disminución de otros activos financieros	3.174.171
Disminución de disponibilidades	3.174.171
Disminución de caja	3.174.171
TOTAL RECURSOS	**39.009.687**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**36.611.932**
GASTOS DE CONSUMO	31.188.166
Remuneraciones	19.613.676
Sueldos, salarios y otras retribuciones	5.974.188
Beneficios y complementos de sueldos y salarios	6.876.341
Aportes patronales	1.421.995
Prestaciones sociales y otras indemnizaciones	1.443.526
Asistencia socioeconómica	3.887.626
Otros gastos de personal	10.000
Compra de bienes y servicios	11.574.490
Bienes de consumo	2.089.252
Servicios no personales	9.485.238
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.423.766
Al sector privado	5.155.000
Transferencias corrientes al sector privado	5.155.000
Directas a personas	5.155.000
Otras transferencias directas a personas	5.155.000
Al sector público	268.766
Transferencias corrientes al sector público	268.766
A los entes descentralizados sin fines empresariales para sus gastos	268.766
GASTOS DE CAPITAL	**1.426.655**
INVERSIÓN REAL DIRECTA	1.426.655
Formación bruta de capital fijo	1.426.655
Maquinaria, equipos y otros bienes muebles	1.426.655
APLICACIONES FINANCIERAS	**971.100**
DISMINUCIÓN DE PASIVOS	971.100
Disminución de cuentas y efectos por pagar	200.000
Disminución de otras cuentas y efectos por pagar	200.000
Disminución de otras cuentas por pagar a corto plazo	200.000
Disminución de otros pasivos	771.100
Disminución de otros pasivos a corto plazo	771.100
TOTAL GASTOS	**39.009.687**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121296	Formación de estudiantes en los Programas Nacionales de Formación (PNF)	matricula			1.970	3.174.171	8.545.656			11.719.827
121475	Formación de Estudiantes en Carreras	matricula			420		1.773.221			1.773.221
121477	Formación en Postgrado o Estudios Avanzados	usuario	25	15	40		131.720			131.720
121495	Investigación, innovación y gestión del conocimiento	investigación			90		130.380			130.380
121529	Sistema de recursos para la formación e intercambio académico	usuario	1.092	468	1.560		403.400			403.400
121532	Sistema de Apoyo al Desarrollo Estudiantil	estudiante			1.860		10.344.080			10.344.080
121544	Intercambio y gestión del conocimiento con la sociedad	intercambio			1.350		252.360			252.360
121559	Desarrollo y Mantenimiento de la infraestructura	metro cuadrado			105		1.611.145			1.611.145
121567	Territorialización y Municipalización de la Educación Universitaria	municipio			17		109.760			109.760
	TOTAL					**3.174.171**	**23.301.722**			**26.475.893**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.910.833			5.910.833
02	Gestión administrativa		6.622.961			6.622.961
	TOTAL		12.533.794			12.533.794

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**25**		**38**	**1.787.184**		**1.787.184**
Alto Nivel y de Dirección		1		1	48.180		48.180
Directivo		1		1	58.008		58.008
Personal Docente	13	23		36	1.680.996		1.680.996
Personal Contratado	**45**	**79**		**124**	**3.725.640**		**3.725.640**
Directivo	1			1	40.020		40.020
Personal Administrativo	24	25		49	1.355.868		1.355.868
Personal Docente	15	49		64	2.084.112		2.084.112
Obrero	5	5		10	245.640		245.640
TOTAL	**58**	**104**		**162**	**5.512.824**		**5.512.824**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	19.613.676
4.02	Materiales, suministros y mercancías	2.089.252
4.03	Servicios no personales	9.485.238
4.04	Activos reales	1.426.655
4.07	Transferencias y donaciones	5.423.766
4.11	Disminución de pasivos	971.100
	TOTAL	**39.009.687**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**35.835.516**
INGRESOS CORRIENTES ORDINARIOS	35.835.516
TRANSFERENCIAS CORRIENTES	35.835.516
Transferencias corrientes del sector público	35.835.516
Transferencias corrientes internas recibidas del sector público	35.835.516
De la República	35.835.516
Recursos Ordinarios	29.204.455
Gestión fiscal	6.631.061
1.2 GASTOS CORRIENTES	**36.611.932**
GASTOS DE CONSUMO	31.188.166
Remuneraciones	19.613.676
Sueldos, salarios y otras retribuciones	5.974.188
Beneficios y complementos de sueldos y salarios	6.876.341
Aportes patronales	1.421.995
Prestaciones sociales y otras indemnizaciones	1.443.526
Asistencia socioeconómica	3.887.626
Otros gastos de personal	10.000
Compra de bienes y servicios	11.574.490
Bienes de consumo	2.089.252
Servicios no personales	9.485.238
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.423.766
Al sector privado	5.155.000
Transferencias corrientes al sector privado	5.155.000
Directas a personas	5.155.000
Otras transferencias directas a personas	5.155.000
Al sector público	268.766
Transferencias corrientes al sector público	268.766
A los entes descentralizados sin fines empresariales para sus gastos	268.766
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(776.416)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(776.416)**
RECURSOS PROPIOS DE CAPITAL	(776.416)
Ahorro/Desahorro en cuenta corriente	(776.416)
2.2 GASTOS DE CAPITAL	**1.426.655**
INVERSIÓN REAL DIRECTA	1.426.655
Formación bruta de capital fijo	1.426.655
Maquinaria, equipos y otros bienes muebles	1.426.655
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.203.071)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.174.171**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.174.171
Disminución de otros activos financieros	3.174.171
Disminución de disponibilidades	3.174.171
Disminución de caja	3.174.171
3.2 APLICACIONES FINANCIERAS	**3.174.171**
DISMINUCIÓN DE PASIVOS	971.100
Disminución de cuentas y efectos por pagar	200.000
Disminución de otras cuentas y efectos por pagar	200.000
Disminución de otras cuentas por pagar a corto plazo	200.000
Disminución de otros pasivos	771.100
Disminución de otros pasivos a corto plazo	771.100
DÉFICIT FINANCIERO	2.203.071

A1369

Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa

UNIVERSIDAD POLITÉCNICA TERRITORIAL DEL ESTADO ARAGUA FEDERICO BRITO FIGUEROA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Universidad Politécnica Territorial del Estado Aragua "Federico Brito Figueroa" se crea mediante el Decreto N° 7.566 en la Gaceta Oficial de la República Bolivariana de Venezuela Extraordinaria N° 5.987, en el marco de la Misión Alma Mater, como Universidad Nacional Experimental, con personalidad jurídica y patrimonio propio, con sede inicial en la ciudad de la Victoria. La Universidad desarrollará proyectos, y programas académicos de formación, creación intelectual, desarrollo tecnológico, innovación, asesoría y vinculación social en todo el Estado Aragua, mediante la articulación con la Misión Sucre, a través de alianzas con otras instituciones de educación universitaria.

Tiene como misión, contribuir a la formación de un profesional de carácter humanista, en las diferentes áreas del conocimiento, atendiendo la vocación, centrado en principios y valores universales, con sensibilidad social, ambiental, ecológica e identidad regional, nacional, latinoamericana y caribeña, en función del desarrollo endógeno para la transformación y el mejoramiento de la calidad de vida de los ciudadanos y ciudadanas.

La Universidad Politécnica, garantizará la continuidad, permanencia, prosecución de los estudiantes del Instituto Universitario de Tecnología de la Victoria, que actualmente están cursando estudios de Técnico Superior Universitario, así como la transferencia de personal y garantía de los derechos laborales, continuidad de los procesos de concursos para el personal docente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**142.912.945**
INGRESOS CORRIENTES ORDINARIOS	142.912.945
TRANSFERENCIAS CORRIENTES	142.912.945
Transferencias corrientes del sector público	142.912.945
Transferencias corrientes internas recibidas del sector público	142.912.945
De la República	142.912.945
FUENTES DE FINANCIAMIENTO	**7.835.800**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.835.800
Disminución de otros activos financieros	7.835.800
Disminución de disponibilidades	7.835.800
Disminución de caja	7.835.800
TOTAL RECURSOS	**150.748.745**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**137.023.622**
GASTOS DE CONSUMO	105.237.759
Remuneraciones	74.719.215
Sueldos, salarios y otras retribuciones	37.321.610
Beneficios y complementos de sueldos y salarios	16.179.929
Aportes patronales	3.939.154
Prestaciones sociales y otras indemnizaciones	7.367.838
Asistencia socioeconómica	9.910.684
Compra de bienes y servicios	30.518.544
Bienes de consumo	5.961.076
Servicios no personales	24.557.468
TRANSFERENCIAS Y DONACIONES CORRIENTES	31.785.863
Al sector privado	31.785.863
Transferencias corrientes al sector privado	31.785.863
Directas a personas	31.785.863
Pensiones y otros beneficios asociados	3.159.718
Jubilaciones y otros beneficios asociados	15.386.298
Otras transferencias directas a personas	13.239.847
GASTOS DE CAPITAL	**9.689.323**
INVERSIÓN REAL DIRECTA	9.689.323
Formación bruta de capital fijo	9.689.323
Maquinaria, equipos y otros bienes muebles	9.320.423
Bienes preexistentes	368.900
APLICACIONES FINANCIERAS	**4.035.800**
DISMINUCIÓN DE PASIVOS	4.035.800
Disminución de cuentas y efectos por pagar	4.035.800
Disminución de cuentas y efectos por pagar a corto plazo	4.035.800
Disminución de sueldos, salarios y otras remuneraciones por pagar	357.000
Disminución de aportes patronales y retenciones laborales por pagar	2.471.800
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	52.500

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	27.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	7.500
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	10.500
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	45.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	3.752
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	806.560
Disminución de aportes patronales y retenciones laborales por pagar a organismos de seguridad social	31.240
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Nacional de Capacitación y Educación Socialista (Inces)	1.132.748
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	355.000
Disminución cuentas por pagar a contratistas a corto plazo	1.207.000
TOTAL GASTOS	**150.748.745**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
122124	Formación de estudiantes en los programas nacionales de formación (PNF)	matricula			22.950		37.496.376			37.496.376
122152	Formación en post grado o estudios avanzados	matricula			367		901.416			901.416
122172	Formación de estudiantes en carreras	matricula			450		1.932.869			1.932.869
122214	Investigación, innovación y gestión del conocimiento	actividad			23.400		1.721.001			1.721.001
122414	Sistema de Recursos para la Formación e Intercambio Académico	usuario	8.900	14.500	23.400		7.427.214			7.427.214
122418	Territorialización y Municipalización de la educación universitaria	proyecto de investigación			2.650		175.000			175.000
122487	Sistemas de Apoyo al Desarrollo Estudiantil	servicio			15.175		32.286.398			32.286.398
122524	Desarrollo y mantenimiento de la infraestructura	plan			23.400		15.494.938			15.494.938
122564	Intercambio y Gestión del Conocimiento con la Sociedad	comunidad			1.850		2.865.281			2.865.281
	TOTAL						**100.300.493**			**100.300.493**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		13.411.436			13.411.436
02	Gestión administrativa	7.835.800	10.655.000			18.490.800
03	Previsión y protección social		18.546.016			18.546.016
	TOTAL	**7.835.800**	**42.612.452**			**50.448.252**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**215**	**198**		**413**	**15.650.164**		**15.650.164**
Alto Nivel y de Dirección	1			1	86.784		86.784
Profesional y Técnico	41	18		59	1.486.476		1.486.476
Personal Administrativo	21	7		28	689.088		689.088
Personal Docente	93	108		201	10.288.800		10.288.800
Obrero	59	65		124	3.099.016		3.099.016
Personal Fijo a Tiempo Parcial	**16**	**18**		**34**	**706.236**		**706.236**
Profesional y Técnico	2	2		4	101.592		101.592
Personal Administrativo		1		1	24.576		24.576
Personal Docente	14	15		29	580.068		580.068
Personal Contratado	**125**	**141**		**266**	**8.102.879**		**8.102.879**
Profesional y Técnico	22	22		44	1.153.680		1.153.680
Personal Administrativo	15	9		24	589.824		589.824
Personal Docente	67	81		148	5.113.575		5.113.575
Obrero	21	29		50	1.245.800		1.245.800
TOTAL	**356**	**357**		**713**	**24.459.279**		**24.459.279**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**25**	**14**	**39**	**3.159.718**
Obreros	9	3	12	1.082.768
Empleados	5	5	10	641.686
Docentes	11	6	17	1.435.264
Jubilados	**73**	**83**	**156**	**15.386.298**
Obreros	14	12	26	2.562.428
Empleados	42	8	50	4.421.281
Docentes	17	63	80	8.402.589
TOTAL	**98**	**97**	**195**	**18.546.016**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	74.719.215
4.02	Materiales, suministros y mercancías	5.961.076
4.03	Servicios no personales	24.557.468
4.04	Activos reales	9.689.323
4.07	Transferencias y donaciones	31.785.863
4.11	Disminución de pasivos	4.035.800
	TOTAL	**150.748.745**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**142.912.945**
INGRESOS CORRIENTES ORDINARIOS	142.912.945
TRANSFERENCIAS CORRIENTES	142.912.945
Transferencias corrientes del sector público	142.912.945
Transferencias corrientes internas recibidas del sector público	142.912.945
De la República	142.912.945
Recursos Ordinarios	116.468.019
Gestión Fiscal	26.444.926
1.2 GASTOS CORRIENTES	**137.023.622**
GASTOS DE CONSUMO	105.237.759
Remuneraciones	74.719.215
Sueldos, salarios y otras retribuciones	37.321.610
Beneficios y complementos de sueldos y salarios	16.179.929
Aportes patronales	3.939.154
Prestaciones sociales y otras indemnizaciones	7.367.838
Asistencia socioeconómica	9.910.684
Compra de bienes y servicios	30.518.544
Bienes de consumo	5.961.076
Servicios no personales	24.557.468
TRANSFERENCIAS Y DONACIONES CORRIENTES	31.785.863
Al sector privado	31.785.863
Transferencias corrientes al sector privado	31.785.863
Directas a personas	31.785.863
Pensiones y otros beneficios asociados	3.159.718
Jubilaciones y otros beneficios asociados	15.386.298
Otras transferencias directas a personas	13.239.847
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.889.323**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.889.323**
RECURSOS PROPIOS DE CAPITAL	5.889.323
Ahorro/ Desahorro en cuenta corriente	5.889.323
2.2 GASTOS DE CAPITAL	**9.689.323**
INVERSIÓN REAL DIRECTA	9.689.323
Formación bruta de capital fijo	9.689.323
Maquinaria, equipos y otros bienes muebles	9.320.423
Bienes preexistentes	368.900
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(3.800.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**7.835.800**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.835.800
Disminución de otros activos financieros	7.835.800
Disminución de disponibilidades	7.835.800
Disminución de caja	7.835.800
3.2 APLICACIONES FINANCIERAS	**7.835.800**
DISMINUCIÓN DE PASIVOS	4.035.800
Disminución de cuentas y efectos por pagar	4.035.800
Disminución de cuentas y efectos por pagar a corto plazo	4.035.800
Disminución de sueldos, salarios y otras remuneraciones por pagar	357.000
Disminución de aportes patronales y retenciones laborales por pagar	2.471.800
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	52.500
Disminución de aportes patronales y retenciones laborales por pagar al Instituto de Previsión Social del Ministerio de Educación (Ipasme)	27.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	7.500
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	10.500

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	45.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	3.752
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	806.560
Disminución de aportes patronales y retenciones laborales por pagar a organismos de seguridad social	31.240
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Nacional de Capacitación y Educación Socialista (Inces)	1.132.748
Disminución de aportes patronales y retenciones laborales por pagar por pensión alimenticia	355.000
Disminución cuentas por pagar a contratistas a corto plazo	1.207.000
DÉFICIT FINANCIERO	3.800.000

36

Ministerio del Poder Popular para la Comunicación y la Información

Ministerio del Poder Popular para la Comunicación y la Información

A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial

A0468 Fundación Televisora Venezolana Social (TEVES)

A0474 Fundación Premio Nacional de Periodismo

A0490 Fundación Ávila TV

A1601 Fundación El Correo del Orinoco

A0079

Servicio Autónomo Imprenta Nacional y Gaceta Oficial

SERVICIO AUTÓNOMO IMPRENTA NACIONAL Y GACETA OFICIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo Imprenta Nacional y Gaceta Oficial es un ente adscrito al Ministerio del Poder Popular para la Comunicación y la Información, encargado de imprimir diariamente la gaceta oficial e igualmente cualquier otro material gráfico, demandado por el Estado, orientado a la consolidación de la nueva ética y moral, promovida por el proceso bolivariano, que radica en los principios de igualdad, solidaridad, desarrollo colectivo, fraternidad y en general, los valores socialistas planteados en las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

Este Servicio Autónomo está comprometido a satisfacer las necesidades y demandas del Estado, en materia de impresión gráfica, a través de una organización identificada con los valores y principios de honestidad, transparencia y calidad humana, ofreciendo bajos costos y alta calidad, garantizando así el acceso de la población al conocimiento y brindando todo el apoyo necesario a la difusión del libro y el hábito de la lectura, a la urbe en general.

Para el año 2014, orientará su línea de acción, hacia la ejecución de los Proyectos "Impresión de material gráfico ajustado al nuevo enfoque de la ética socialista", con una meta de 28.316.500 ejemplares impresos y "Producción informativa del Centro Comunicacional Ciudad Valencia", el cual prevé imprimir 4.877.078 ejemplares.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**83.723.425**
INGRESOS CORRIENTES ORDINARIOS	83.723.425
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	64.434.892
Venta de otros bienes y servicios	64.434.892
INGRESOS DE OPERACIÓN	100.000
Otros ingresos de operación	100.000
INGRESOS DE LA PROPIEDAD	170.000
Intereses	170.000
Intereses internos	170.000
Intereses por depósitos	170.000
TRANSFERENCIAS CORRIENTES	19.018.533
Transferencias corrientes del sector público	19.018.533
Transferencias corrientes internas recibidas del sector público	19.018.533
De la República	19.018.533
INGRESOS DE CAPITAL	**4.412.565**
RECURSOS PROPIOS DE CAPITAL	4.412.565
Incremento de la depreciación y amortización acumuladas	4.412.565
FUENTES DE FINANCIAMIENTO	**65.370.235**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	65.370.235
Disminución de otros activos financieros	65.370.235
Disminución de disponibilidades	65.370.235
Disminución de caja	65.370.235
TOTAL RECURSOS	**153.506.225**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**135.337.143**
GASTOS DE CONSUMO	127.040.179
Remuneraciones	72.445.880
Sueldos, salarios y otras retribuciones	16.474.938
Beneficios y complementos de sueldos y salarios	23.935.673
Aportes patronales	2.488.022
Prestaciones sociales y otras indemnizaciones	5.215.117
Asistencia socioeconómica	24.332.130
Compra de bienes y servicios	50.181.734
Bienes de consumo	25.387.781
Servicios no personales	24.793.953
Depreciación y amortización	4.412.565
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.296.964
Al sector privado	8.296.964
Transferencias corrientes al sector privado	8.296.964
Directas a personas	7.896.964
Pensiones y otros beneficios asociados	1.549.079
Jubilaciones y otros beneficios asociados	6.347.885
Otras transferencias corrientes internas al sector privado	400.000
GASTOS DE CAPITAL	**15.144.020**
INVERSIÓN REAL DIRECTA	15.144.020
Formación bruta de capital fijo	15.035.657
Maquinaria, equipos y otros bienes muebles	15.035.657
Bienes intangibles	108.363
APLICACIONES FINANCIERAS	**3.025.062**
DISMINUCIÓN DE PASIVOS	3.025.062
Disminución de cuentas y efectos por pagar	3.025.062
Disminución de cuentas y efectos por pagar a corto plazo	3.025.062
Disminución de efectos por pagar a proveedores a corto plazo	3.025.062
TOTAL GASTOS	**153.506.225**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad							
			Fem.	Masc.	Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
121.106	Impresión de material gráfico ajustado al enfoque de la nueva ética socialista.	Ejemplar			28.316.500	86.578.513	7.129.920			93.708.433
121.182	Producción informativa del Centro Comunicacional Ciudad Valencia	Ejemplar			4.877.078	8.101.998	6.700.000			14.801.998
TOTAL						**94.680.511**	**13.829.920**			**108.510.431**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	16.859.513	3.000.000			19.859.513
02	Gestión administrativa	17.239.317				17.239.317
03	Previsión y protección social	5.708.351	2.188.613			7.896.964
TOTAL		**39.807.181**	**5.188.613**			**44.995.794**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**59**	**129**	**28**	**188**	**7.093.067**	**143.645**	**7.236.712**
Directivo	4	2	4	10	356.770		356.770
Profesional y Técnico	2	4	14	20	760.499	10.546	771.045
Administrativo	3		10	13	500.822	6.621	507.443
Obrero	41	104		145	5.474.976	126.478	5.601.454
Personal Contratado	**63**	**153**		**216**	**9.155.926**		**9.155.926**
Directivo	1	4		5	244.267		244.267
Profesional y Técnico	38	64		102	5.105.447		5.105.447
Administrativo	8	5		13	536.836		536.836
Obrero	16	80		96	3.269.376		3.269.376
TOTAL	**113**	**263**	**28**	**404**	**16.248.993**	**143.645**	**16.392.638**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**10**	**2**	**12**	**1.549.079**
Obrero	7	1	8	1.083.715
Empleado	3	1	4	465.364
Jubilados	**20**	**42**	**62**	**6.347.885**
Obrero	14	40	54	5.216.602
Empleado	6	2	8	1.131.283
TOTAL	**30**	**44**	**74**	**7.896.964**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	72.445.880
4.02	Materiales, suministros y mercancías	25.387.781
4.03	Servicios no personales	24.793.953
4.04	Activos reales	15.144.020
4.07	Transferencias y donaciones	8.296.964
4.08	Otros gastos	4.412.565
4.11	Disminución de pasivos	3.025.062
	TOTAL	**153.506.225**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**83.723.425**
INGRESOS CORRIENTES ORDINARIOS	83.723.425
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	64.434.892
Venta de otros bienes y servicios	64.434.892
INGRESOS DE OPERACIÓN	100.000
Otros ingresos de operación	100.000
INGRESOS DE LA PROPIEDAD	170.000
Intereses	170.000
Intereses internos	170.000
Intereses por depósitos	170.000
TRANSFERENCIAS CORRIENTES	19.018.533
Transferencias corrientes del sector público	19.018.533
Transferencias corrientes internas recibidas del sector público	19.018.533

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
De la República (Ministerio del Poder Popular para la Comunicación y la Información)	**19.018.533**
Recursos Ordinarios	19.018.533
1.2 GASTOS CORRIENTES	**135.337.143**
GASTOS DE CONSUMO	127.040.179
Remuneraciones	72.445.880
Sueldos, salarios y otras retribuciones	16.474.938
Beneficios y complementos de sueldos y salarios	23.935.673
Aportes patronales	2.488.022
Prestaciones sociales y otras indemnizaciones	5.215.117
Asistencia socioeconómica	24.332.130
Compra de bienes y servicios	50.181.734
Bienes de consumo	25.387.781
Servicios no personales	24.793.953
Depreciación y amortización	4.412.565
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.296.964
Al sector privado	8.296.964
Transferencias corrientes al sector privado	8.296.964
Directas a personas	7.896.964
Pensiones y otros beneficios asociados	1.549.079
Jubilaciones y otros beneficios asociados	6.347.885
Otras transferencias corrientes internas al sector privado	400.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(51.613.718)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(47.201.153)**
RECURSOS PROPIOS DE CAPITAL	(47.201.153)
(Desahorro) en cuenta corriente	(51.613.718)
Incremento de la depreciación y amortización acumuladas	4.412.565

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**15.144.020**
INVERSIÓN REAL DIRECTA	15.144.020
Formación bruta de capital fijo	15.035.657
Maquinaria, equipos y otros bienes muebles	15.035.657
Bienes intangibles	108.363
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(62.345.173)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**65.370.235**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	65.370.235
Disminución de otros activos financieros	65.370.235
Disminución de disponibilidades	65.370.235
Disminución de caja	65.370.235
3.2 APLICACIONES FINANCIERAS	**65.370.235**
DISMINUCIÓN DE PASIVOS	3.025.062
Disminución de cuentas y efectos por pagar	3.025.062
Disminución de cuentas y efectos por pagar a corto plazo	3.025.062
Disminución de efectos por pagar a proveedores a corto plazo	3.025.062
DÉFICIT FINANCIERO	62.345.173

A0468

Fundación Televisora Venezolana Social (TEVES)

FUNDACIÓN TELEVISORA VENEZOLANA SOCIAL (TEVES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el año 2014 la Fundación Televisora Venezolana Social (TEVES) propone el desarrollo del Proyecto Institucional titulado "Fortalecimiento de la producción de contenidos audiovisuales en alta definición (HD) de la Televisora Venezolana Social en el contexto de la actualización digital de sus procesos e implantación de la Televisión Digital Terrestre (TDA)".

Para el logro de los objetivos y metas plasmados en este Proyecto, TEVES requiere difundir 6.278 horas de contenidos en su pantalla (alto porcentaje de PNI y de estrenos) y mantener la señal al aire en un equivalente de 8.760 horas durante todo el año 2014, al tiempo de contar con recursos financieros por un monto de Bs. 80.874.035,00. Sin embargo, es importante destacar que TEVES, es una Fundación cuyos ingresos financieros son provistos parcialmente por el Ejecutivo Nacional, por lo que deberá financiar una parte significativa de sus operaciones, mediante ingresos propios por comercialización y venta de espacios publicitarios estimados en Bs. 30.000.000,00.

Con los recursos aprobados por el Estado, TVES garantizará a los usuarios y usuarias de la televisión social pública, una programación de calidad, donde se complementen las horas de programación, con la garantía de una señal de calidad al tiempo de optimizar los recursos otorgados para tal fin. Especialmente, TEVES continuaría dando apoyo a la actividad deportiva, mediante la transmisión de los eventos donde participen atletas y selecciones nacionales, así como eventos deportivos de interés para nuestro país. Un aspecto importante a destacar, son los recursos destinados a cancelar los derechos de transmisión del Mundial de Fútbol Brasil 2014, los gastos de personal causados y no pagados al cierre del ejercicio fiscal y los gastos de funcionamiento.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**59.120.390**
INGRESOS CORRIENTES ORDINARIOS	59.120.390
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	30.000.000
Venta de otros bienes y servicios	30.000.000
INGRESOS DE LA PROPIEDAD	820.000
Intereses	820.000
Intereses internos	820.000
Intereses por depósitos	820.000
TRANSFERENCIAS CORRIENTES	28.300.390
Transferencias corrientes del sector público	28.300.390
Transferencias corrientes internas recibidas del sector público	28.300.390
De la República	28.300.390
INGRESOS DE CAPITAL	**6.753.645**
RECURSOS PROPIOS DE CAPITAL	6.753.645
Incremento de la depreciación y amortización acumuladas	6.753.645
FUENTES DE FINANCIAMIENTO	**15.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.000.000
Disminución de otros activos financieros	15.000.000
Disminución de disponibilidades	8.000.000
Disminución de caja	8.000.000
Disminución de cuentas por cobrar a corto plazo	7.000.000
Disminución de cuentas comerciales por cobrar a corto plazo	7.000.000
TOTAL RECURSOS	**80.874.035**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**74.476.873**
GASTOS DE CONSUMO	74.427.954
Remuneraciones	37.517.643
Sueldos, salarios y otras retribuciones	11.408.659
Beneficios y complementos de sueldos y salarios	13.404.413
Aportes patronales	1.809.484
Prestaciones sociales y otras indemnizaciones	2.484.256
Asistencia socioeconómica	8.371.831
Otros gastos de personal	39.000
Compra de bienes y servicios	27.836.271
Bienes de consumo	3.849.398
Servicios no personales	23.986.873
Impuestos indirectos	2.320.395
Depreciación y amortización	6.753.645
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.919
Al sector privado	48.919
Donaciones corrientes al sector privado	48.919
Donaciones a personas	48.919
GASTOS DE CAPITAL	**6.397.162**
INVERSIÓN REAL DIRECTA	6.397.162
Formación bruta de capital fijo	2.732.412
Maquinaria, equipos y otros bienes muebles	2.732.412
Bienes intangibles	3.664.750
TOTAL GASTOS	**80.874.035**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122.284	Fortalecimiento de la producción de contenidos audiovisuales en alta definición (HD) de la Televisora Venezolana Social en el contexto de la actualización digital de sus procesos e implantación de la Televisión Digital Terrestre (TDA)	Hora			6.278	35.816.738	18.250.960			54.067.698
TOTAL						**35.816.738**	**18.250.960**			**54.067.698**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	3.500.000	10.010.511			13.510.511
02	Gestión administrativa	13.256.907				13.256.907
03	Previsión y protección social		38.919			38.919
TOTAL		**16.756.907**	**10.049.430**			**26.806.337**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**9**	**7**		**16**	**1.016.224**		**1.016.224**
Alto Nivel y de Dirección		1		1	63.514		63.514
Directivo	9	6		15	952.710		952.710
Personal Contratado	**188**	**133**		**321**	**10.392.435**		**10.392.435**
Profesional y Técnico	181	98		279	9.229.675		9.229.675
Administrativo		4		4	485.772		485.772
Obrero	7	31		38	676.988		676.988
TOTAL	**197**	**140**		**337**	**11.408.659**		**11.408.659**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**1**	**1**	**38.919**
Empleado		1	1	38.919
TOTAL		**1**	**1**	**38.919**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	37.517.643
4.02	Materiales, suministros y mercancías	3.849.398
4.03	Servicios no personales	26.307.268
4.04	Activos reales	6.397.162
4.07	Transferencias y donaciones	48.919
4.08	Otros gastos	6.753.645
	TOTAL	**80.874.035**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**59.120.390**
INGRESOS CORRIENTES ORDINARIOS	59.120.390
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	30.000.000
Venta de otros bienes y servicios	30.000.000
INGRESOS DE LA PROPIEDAD	820.000
Intereses	820.000
Intereses internos	820.000
Intereses por depósitos	820.000
TRANSFERENCIAS CORRIENTES	28.300.390
Transferencias corrientes del sector público	28.300.390
Transferencias corrientes internas recibidas del sector público	28.300.390
De la República (Ministerio del Poder Popular para la Comunicación y la Información)	28.300.390
Recursos Ordinarios	28.300.390
1.2 GASTOS CORRIENTES	**74.476.873**
GASTOS DE CONSUMO	74.427.954
Remuneraciones	37.517.643
Sueldos, salarios y otras retribuciones	11.408.659
Beneficios y complementos de sueldos y salarios	13.404.413
Aportes patronales	1.809.484
Prestaciones sociales y otras indemnizaciones	2.484.256
Asistencia socioeconómica	8.371.831
Otros gastos de personal	39.000
Compra de bienes y servicios	27.836.271
Bienes de consumo	3.849.398
Servicios no personales	23.986.873
Impuestos indirectos	2.320.395
Depreciación y amortización	6.753.645

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.919
Al sector privado	48.919
Donaciones corrientes al sector privado	48.919
Donaciones a personas	48.919
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(15.356.483)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(8.602.838)**
RECURSOS PROPIOS DE CAPITAL	(8.602.838)
(Desahorro) en cuenta corriente	(15.356.483)
Incremento de la depreciación y amortización acumuladas	6.753.645
2.2 GASTOS DE CAPITAL	**6.397.162**
INVERSIÓN REAL DIRECTA	6.397.162
Formación bruta de capital fijo	2.732.412
Maquinaria, equipos y otros bienes muebles	2.732.412
Bienes intangibles	3.664.750
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(15.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**15.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.000.000
Disminución de otros activos financieros	15.000.000
Disminución de disponibilidades	8.000.000
Disminución de caja	8.000.000
Disminución de cuentas por cobrar a corto plazo	7.000.000
Disminución de cuentas comerciales por cobrar a corto plazo	7.000.000
3.2 APLICACIONES FINANCIERAS	**15.000.000**
DÉFICIT FINANCIERO	15.000.000

A0474

Fundación Premio Nacional de Periodismo

FUNDACIÓN PREMIO NACIONAL DE PERIODISMO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La creación de la Fundación Premio Nacional de Periodismo, fue autorizada mediante Decreto N° 1028 de fecha 19 de julio de 1990, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 34.696 del 17 de abril de 1991 y protocolizada el 25 de mayo de 1992.

Esta institución, busca afianzarse como una alternativa para el reforzamiento académico de los periodistas, así como el estímulo al trabajo anual de estos profesionales, en los distintos medios de comunicación social, a través de la entrega del Premio Nacional de Periodismo, que reconoce la excelencia y calidad de esa actividad.

La Fundación irá más allá del reconocimiento a una labor anual, pues por disposición del Consejo Ejecutivo, sus funciones deberán orientarse hacia el área de la docencia y formación académica, de manera de llenar un vacío que se había producido en el seno del gremio, que ha descuidado las funciones que le son propias.

Ante la nueva realidad de encaminar al país hacia otros derroteros, estamos tras la búsqueda de un nuevo profesional con valores, que responda al nuevo Socialismo del Siglo XXI, respetuoso de un pueblo que exige ser informado de manera oportuna y veraz, en aras de ampliar conocimientos y buscar la excelencia, que permita abrir horizontes para discusión de los temas, que interesan a todo el país.

La Fundación Premio Nacional de Periodismo como institución, no pretende invadir los espacios de la academia como tal (universidad), pero sí insistir en la preparación y actualización de los periodistas venezolanos, no sólo en lo que a nueva tecnología de la información se refiere, sino también en lo que concierne al pensamiento, donde cada día es más importante la humanidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.907.541**
INGRESOS CORRIENTES ORDINARIOS	1.907.541
TRANSFERENCIAS CORRIENTES	1.907.541
Transferencias corrientes del sector público	1.907.541
Transferencias corrientes internas recibidas del sector público	1.907.541
De la República	1.907.541
TOTAL RECURSOS	**1.907.541**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.887.541**
GASTOS DE CONSUMO	1.593.612
Remuneraciones	1.459.999
Sueldos, salarios y otras retribuciones	1.000.137
Beneficios y complementos de sueldos y salarios	89.077
Aportes patronales	86.387
Prestaciones sociales y otras indemnizaciones	88.915
Asistencia socioeconómica	195.483
Compra de bienes y servicios	133.613
Bienes de consumo	79.800
Servicios no personales	53.813
TRANSFERENCIAS Y DONACIONES CORRIENTES	293.929
Al sector privado	293.929
Donaciones corrientes al sector privado	293.929
Donaciones a personas	293.929
GASTOS DE CAPITAL	**20.000**
INVERSIÓN REAL DIRECTA	20.000
Formación bruta de capital fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000
TOTAL GASTOS	**1.907.541**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120.537	Fortalecimiento y reconocimiento de la actividad periodística	Evento			77		906.880			906.880
TOTAL							**906.880**			**906.880**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		991.048			991.048
02	Gestión administrativa		9.613			9.613
TOTAL			**1.000.661**			**1.000.661**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**15**	**8**		**23**	**452.933**		**452.933**
Alto Nivel y de Dirección	1			1	20.445		20.445
Directivo	2	1		3	61.337		61.337
Profesional y Técnico	7	4		11	223.825		223.825
Administrativo	4	2		6	124.826		124.826
Obrero	1	1		2	22.500		22.500
Personal Contratado	**21**	**11**		**32**	**154.640**		**154.640**
Personal Docente	21	11		32	154.640		154.640
TOTAL	36	19		55	607.573		607.573

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.459.999
4.02	Materiales, suministros y mercancías	79.800
4.03	Servicios no personales	53.813
4.04	Activos reales	20.000
4.07	Transferencias y donaciones	293.929
	TOTAL	**1.907.541**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.907.541**
INGRESOS CORRIENTES ORDINARIOS	1.907.541
TRANSFERENCIAS CORRIENTES	1.907.541
Transferencias corrientes del sector público	1.907.541
Transferencias corrientes internas recibidas del sector público	1.907.541
De la República (Ministerio del Poder Popular para la Comunicación y la Información)	1.907.541
Recursos Ordinarios	1.907.541
1.2 GASTOS CORRIENTES	**1.887.541**
GASTOS DE CONSUMO	1.593.612
Remuneraciones	1.459.999
Sueldos, salarios y otras retribuciones	1.000.137
Beneficios y complementos de sueldos y salarios	89.077
Aportes patronales	86.387
Prestaciones sociales y otras indemnizaciones	88.915
Asistencia socioeconómica	195.483
Compra de bienes y servicios	133.613
Bienes de consumo	79.800
Servicios no personales	53.813
TRANSFERENCIAS Y DONACIONES CORRIENTES	293.929
Al sector privado	293.929
Donaciones corrientes al sector privado	293.929
Donaciones a personas	293.929
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**20.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**20.000**
RECURSOS PROPIOS DE CAPITAL	20.000
Ahorro en cuenta corriente	20.000
2.2 GASTOS DE CAPITAL	**20.000**
INVERSIÓN REAL DIRECTA	20.000
Formación bruta de capital fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0490

Fundación Ávila TV

FUNDACIÓN ÁVILA TV

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Ávila TV, adscrita al Ministerio del Poder Popular para la Comunicación y la Información, mediante Decreto Nro. 6.557 de fecha 18 de diciembre de 2008, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.083 de la misma fecha, tiene por objeto proporcionar a las comunidades un canal televisivo, que procure proyectar y desarrollar las formas de organización social, las prácticas culturales urbanas, las necesidades de los sectores excluidos y los principales problemas del Área Metropolitana de Caracas.

En este sentido, buscando lograr las metas de la manera más eficiente, se han establecido dos Proyectos y sus respectivas Acciones Centralizadas en el presupuesto del presente ejercicio económico financiero 2014.

1. "Consolidación de la Televisora Ávila TV en las comunidades", tiene como objeto lograr una programación variada, dirigida a destacar los logros de la revolución, consolidar y desarrollar un medio de comunicación audiovisual, que permita la participación y difusión de la juventud venezolana, con valores y cultura social, aumentando el nivel de la democracia protagónica revolucionaria y la formación ciudadana.

   Este comprende a su vez cinco (5) Acciones Específicas:

   1.1. Operación continúa de la señal del canal Ávila TV.
   1.2. Producción interna del canal.
   1.3. Adquisición y transmisión de producciones audiovisuales internacionales y Producción Nacional Independiente (PNI).
   1.4. Producción y transmisión de programas de información, opinión, promos y avances.
   1.5. Comercialización publicitaria y convenios inter-institucionales.

2. "Escuela de medios y producción audiovisual", que comprende tres (3) Acciones Específicas:

   2.1. Formación e investigación para la producción audiovisual.
   2.2. Producciones audiovisuales de los alumnos de la escuela.
   2.3. Formación y fortalecimiento de equipos en Núcleos Audiovisuales Comunitarios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**28.370.794**
INGRESOS CORRIENTES ORDINARIOS	28.370.794
TRANSFERENCIAS CORRIENTES	28.370.794
Transferencias corrientes del sector público	28.370.794
Transferencias corrientes internas recibidas del sector público	28.370.794
De la República	28.370.794
TOTAL RECURSOS	**28.370.794**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**26.211.698**
GASTOS DE CONSUMO	26.211.698
Remuneraciones	20.636.837
Sueldos, salarios y otras retribuciones	6.134.949
Beneficios y complementos de sueldos y salarios	4.264.997
Aportes patronales	742.151
Prestaciones sociales y otras indemnizaciones	1.595.238
Asistencia socioeconómica	7.899.502
Compra de bienes y servicios	5.574.861
Bienes de consumo	1.333.427
Servicios no personales	4.241.434
GASTOS DE CAPITAL	**2.088.548**
INVERSIÓN REAL DIRECTA	2.088.548
Formación bruta de capital fijo	2.088.548
Maquinaria, equipos y otros bienes muebles	1.947.866
Bienes preexistentes	140.682

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**70.548**
INVERSIÓN FINANCIERA	70.548
Incremento de otros activos financieros	70.548
Incremento de disponibilidades	70.548
Incremento de bancos	70.548
TOTAL GASTOS	**28.370.794**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121.110	Consolidación de la televisora Ávila TV en las comunidades.	Hora			9.806		13.419.727			13.419.727
121.250	Escuela de medios y producción audiovisual	Producción			102		1.883.873			1.883.873
TOTAL							15.303.600			15.303.600

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		9.592.440			9.592.440
02	Gestión administrativa		3.474.754			3.474.754
TOTAL			13.067.194			13.067.194

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**115**	**194**		**309**	**4.477.824**		**4.477.824**
Directivo	23	23		46	583.246		583.246
Profesional y Técnico	55	112		167	2.729.283		2.729.283
Administrativo	22	10		32	522.794		522.794
Obrero	15	49		64	642.501		642.501
Personal Contratado	**29**	**53**		**82**	**1.657.125**		**1.657.125**
Profesional y Técnico	29	53		82	1.657.125		1.657.125
TOTAL	**144**	**247**		**391**	**6.134.949**		**6.134.949**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	20.636.837
4.02	Materiales, suministros y mercancías	1.333.427
4.03	Servicios no personales	4.241.434
4.04	Activos reales	2.088.548
4.05	Activos financieros	70.548
	TOTAL	**28.370.794**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**28.370.794**
INGRESOS CORRIENTES ORDINARIOS	28.370.794
TRANSFERENCIAS CORRIENTES	28.370.794
Transferencias corrientes del sector público	28.370.794
Transferencias corrientes internas recibidas del sector público	28.370.794
De la República (Ministerio del Poder Popular para la Comunicación y la Información)	28.370.794
Recursos Ordinarios	28.370.794
1.2 GASTOS CORRIENTES	**26.211.698**
GASTOS DE CONSUMO	26.211.698
Remuneraciones	20.636.837
Sueldos, salarios y otras retribuciones	6.134.949
Beneficios y complementos de sueldos y salarios	4.264.997
Aportes patronales	742.151
Prestaciones sociales y otras indemnizaciones	1.595.238
Asistencia socioeconómica	7.899.502
Compra de bienes y servicios	5.574.861
Bienes de consumo	1.333.427
Servicios no personales	4.241.434
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.159.096**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.159.096**
RECURSOS PROPIOS DE CAPITAL	2.159.096
Ahorro en cuenta corriente	2.159.096
2.2 GASTOS DE CAPITAL	**2.088.548**
INVERSIÓN REAL DIRECTA	2.088.548
Formación bruta de capital fijo	2.088.548

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Maquinaria, equipos y otros bienes muebles	1.947.866
Bienes preexistentes	140.682
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**70.548**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**70.548**
SUPERÁVIT FINANCIERO	70.548
3.2 APLICACIONES FINANCIERAS	**70.548**
INVERSIÓN FINANCIERA	70.548
Incremento de otros activos financieros	70.548
Incremento de disponibilidades	70.548
Incremento de bancos	70.548

A1601

Fundación El Correo del Orinoco

FUNDACIÓN EL CORREO DEL ORINOCO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el año 2014 la Fundación El Correo del Orinoco, orientará el Presupuesto de Recursos y Egresos a la elaboración, impresión y distribución del diario "El Correo del Orinoco", con el fin de que este sea un medio que circule en todas las comunidades del país y que proporcione información veraz y oportuna, acerca de los logros alcanzados por el Ejecutivo Nacional, a través de su gestión de gobierno.

La Fundación El Correo del Orinoco, creada mediante Decreto Presidencial N° 6.879 del 19 de agosto de 2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.245 de la misma fecha, tiene como objetivo principal, proporcionar a las comunidades un medio de información impreso, de circulación diaria, que proyecte y desarrolle la nueva estrategia comunicacional del Ejecutivo Nacional.

Dicho periódico, como herramienta de difusión de la información, contribuirá a enfrentar el terrorismo mediático, informando de manera oportuna y veraz, brindando apoyo a la divulgación de los cometidos y fines del Estado, todo conforme a lo establecido en la Constitución de la República Bolivariana de Venezuela, divulgando asimismo, los planes establecidos, para la búsqueda del fortalecimiento y profundización del proceso revolucionario.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**25.181.890**
INGRESOS CORRIENTES ORDINARIOS	25.181.890
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.800.000
Venta de otros bienes y servicios	4.800.000
TRANSFERENCIAS CORRIENTES	20.381.890
Transferencias corrientes del sector público	20.381.890
Transferencias corrientes internas recibidas del sector público	20.381.890
De la República	20.381.890
INGRESOS DE CAPITAL	**260.000**
RECURSOS PROPIOS DE CAPITAL	260.000
Incremento de la depreciación y amortización acumuladas	260.000
TOTAL RECURSOS	**25.441.890**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**24.141.890**
GASTOS DE CONSUMO	24.141.890
Remuneraciones	13.786.815
Sueldos, salarios y otras retribuciones	4.168.013
Beneficios y complementos de sueldos y salarios	4.417.468
Aportes patronales	571.372
Prestaciones sociales y otras indemnizaciones	775.096
Asistencia socioeconómica	3.854.866
Compra de bienes y servicios	8.875.075
Bienes de consumo	2.042.961
Servicios no personales	6.832.114
Impuestos indirectos	1.220.000
Depreciación y amortización	260.000
GASTOS DE CAPITAL	**1.300.000**
INVERSIÓN REAL DIRECTA	1.300.000
Formación bruta de capital fijo	1.300.000
Maquinaria, equipos y otros bienes muebles	1.300.000
TOTAL GASTOS	**25.441.890**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121.335	Diseño, elaboración y difusión del diario "Correo del Orinoco" a nivel nacional.	Edición			540	3.580.000	15.190.240			18.770.240
TOTAL						3.580.000	15.190.240			18.770.240

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.336.650			4.336.650
02	Gestión administrativa	1.480.000	855.000			2.335.000
TOTAL		1.480.000	5.191.650			6.671.650

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**			**1**	**54.184**		**54.184**
Alto Nivel y de Dirección	1			1	54.184		54.184
Personal Contratado	**42**	**92**		**134**	**4.113.829**		**4.113.829**
Directivo	3	8		11	583.522		583.522
Profesional y Técnico	33	38		71	2.375.767		2.375.767
Administrativo	3	14		17	500.162		500.162
Obrero	3	32		35	654.378		654.378
TOTAL	43	92		135	4.168.013		4.168.013

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	13.786.815
4.02	Materiales, suministros y mercancías	2.042.961
4.03	Servicios no personales	8.052.114
4.04	Activos reales	1.300.000
4.08	Otros gastos	260.000
	TOTAL	**25.441.890**

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**25.181.890**
INGRESOS CORRIENTES ORDINARIOS	25.181.890
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.800.000
Venta de otros bienes y servicios	4.800.000
TRANSFERENCIAS CORRIENTES	20.381.890
Transferencias corrientes del sector público	20.381.890
Transferencias corrientes internas recibidas del sector público	20.381.890
De la República (Ministerio del Poder Popular para la Comunicación y la Información)	20.381.890
Recursos Ordinarios	20.381.890
1.2 GASTOS CORRIENTES	**24.141.890**
GASTOS DE CONSUMO	24.141.890
Remuneraciones	13.786.815
Sueldos, salarios y otras retribuciones	4.168.013
Beneficios y complementos de sueldos y salarios	4.417.468
Aportes patronales	571.372
Prestaciones sociales y otras indemnizaciones	775.096
Asistencia socioeconómica	3.854.866
Compra de bienes y servicios	8.875.075
Bienes de consumo	2.042.961
Servicios no personales	6.832.114
Impuestos indirectos	1.220.000
Depreciación y amortización	260.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.040.000**

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.300.000**
RECURSOS PROPIOS DE CAPITAL	1.300.000
Ahorro en cuenta corriente	1.040.000
Incremento de la depreciación y amortización acumuladas	260.000
2.2 GASTOS DE CAPITAL	**1.300.000**
INVERSIÓN REAL DIRECTA	1.300.000
Formación bruta de capital fijo	1.300.000
Maquinaria, equipos y otros bienes muebles	1.300.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

37

Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno

A0198 Instituto Nacional de Estadística (INE)

A0216 Fundación "Pueblo Soberano"

A0369 Fundación Musical Simón Bolívar (Fundamusical Bolívar)

A0411 Fundación Pro-Patria 2000

A1604 Fundación Oficina Presidencial de Planes y Proyectos Especiales

A0198

Instituto Nacional de Estadística (INE)

INSTITUTO NACIONAL DE ESTADÍSTICA (INE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

- **Política de Financiamiento**

El financiamiento de las actividades del Instituto establecidas en el presupuesto 2014, corresponde en más de un 85% a transferencias del Ejecutivo Nacional, lo cual se identifica con la concepción establecida en el ordenamiento jurídico venezolano, en el sentido que la información estadística oficial, es un bien público, y como tal, debe ser gratuita y estar a disposición de todos los ciudadanos, sin exclusión.

Las transferencias de capital que se tienen previstas, provienen de la Ley Especial de Endeudamiento y son las correspondientes a la ejecución del Proyecto "Fortalecimiento del INE como ente rector del Sistema Estadístico Nacional".

- **Política de Gastos y Aplicaciones Financieras**

En la formulación de la política de gastos del INE para el año 2014, se tomó en consideración el apego a las normas de austeridad, la optimización de los recursos y el mantenimiento de las actividades propias del Instituto, en función del cabal cumplimiento de su misión.

Los recursos en un alto porcentaje son destinados a financiar gastos de personal, dado que las actividades y operaciones estadísticas que realiza nuestra institución, requieren la recolección de los datos en campo, lo cual necesita el despliegue de un gran número de personas, a lo largo y ancho del territorio nacional.

- **Cobertura de los servicios a prestar por el Ente**

Para el año 2014, nuestra gestión se desarrollará en dos grandes vertientes fundamentales:

- Por el lado de la producción estadística, estará constituida fundamentalmente por productos estadísticos, enmarcados en los aspectos sociales, económicos y demográficos, tales como la Encuesta a Hogares, el Índice Nacional de Precios al Consumidor, la Encuesta a Establecimientos Turísticos, entre otras. Cabe resaltar el establecimiento del Registro de Beneficiarios de Misiones, lo cual permitirá una mejor planificación de las mismas, que redundará en una más efectiva política hacia los sectores más necesitados de la población.

- En su rol como órgano rector del Sistema Estadístico Nacional, se continuará en el proceso de establecimiento de los subcomités de estadísticas municipales y estadales, como instancias de acuerdos entre productores y usuarios de la información estadística.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**188.953.579**
INGRESOS CORRIENTES ORDINARIOS	188.953.579
INGRESOS DE OPERACIÓN	8.953.579
Otros ingresos de operación	8.953.579
TRANSFERENCIAS CORRIENTES	180.000.000
Transferencias corrientes del sector público	180.000.000
Transferencias corrientes internas recibidas del sector público	180.000.000
De la República	180.000.000
INGRESOS DE CAPITAL	**64.735.777**
RECURSOS PROPIOS DE CAPITAL	20.000.000
Incremento de la depreciación y amortización acumuladas	20.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	44.735.777
Transferencias y donaciones de capital del sector público	44.735.777
Transferencias de capital recibidas del sector público	44.735.777
De la República	44.735.777
FUENTES DE FINANCIAMIENTO	**44.556.573**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	44.556.573
Disminución de otros activos financieros	44.556.573
Disminución de disponibilidades	44.556.573
Disminución de bancos	44.556.573
TOTAL RECURSOS	**298.245.929**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**291.481.997**
GASTOS DE CONSUMO	279.426.046
Remuneraciones	149.709.470
Sueldos, salarios y otras retribuciones	40.336.476
Beneficios y complementos de sueldos y salarios	61.310.695
Aportes patronales	8.995.067
Prestaciones sociales y otras indemnizaciones	18.242.030
Asistencia socioeconómica	20.825.202
Compra de bienes y servicios	109.716.576
Bienes de consumo	7.012.830
Servicios no personales	102.703.746
Depreciación y amortización	20.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.055.951
Al sector privado	12.055.951
Transferencias corrientes al sector privado	12.055.951
Directas a personas	12.054.263
Pensiones y otros beneficios asociados	3.856.614
Jubilaciones y otros beneficios asociados	8.196.113
Otras transferencias directas a personas	1.536
A instituciones sin fines de lucro	1.688
GASTOS DE CAPITAL	**5.604.706**
INVERSIÓN REAL DIRECTA	5.604.706
Formación bruta de capital fijo	5.604.706
Maquinaria, equipos y otros bienes muebles	5.604.706
APLICACIONES FINANCIERAS	**1.159.226**
DISMINUCIÓN DE PASIVOS	1.159.226
Disminución de cuentas y efectos por pagar	1.159.226
Disminución de cuentas y efectos por pagar a corto plazo	1.159.226

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.523
Disminución cuentas por pagar a proveedores a corto plazo	1.152.703
TOTAL GASTOS	**298.245.929**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
31.276	Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	01-01-2009	31-12-2014	152.465.295	87.292.350			239.757.645
TOTAL				152.465.295	87.292.350			239.757.645

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
31.276	Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	Institución			1	42.556.573	44.735.777			87.292.350
120.181	Asistencia técnica a la producción estadística 2014	Informe			275		12.427.241			12.427.241
120.185	Producción de estadísticas demográficas 2014	Informe			174		12.556.891			12.556.891
120.188	Divulgación de la información estadística oficial 2014	Publicación			4.352		8.845.068			8.845.068
120.190	Desarrollo del Sistema Estadístico Nacional 2014	Informe			84		13.863.297			13.863.297
120.211	Mediciones para la inclusión social y el equilibrio ambiental 2014	Informe			108		22.191.592			22.191.592
120.313	Estadísticas para la construcción del nuevo modelo económico 2014	Informe			156	1.686.640	34.028.081			35.714.721
120.342	Plataforma tecnológica comunicacional 2014	Informe			43		1.771.790			1.771.790
123.512	Sistema Nacional de Información de Misiones y Grandes Misiones Sociales	Sistema			1	7.266.939				7.266.939
TOTAL						51.510.152	150.419.737			201.929.889

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		44.173.533			44.173.533
02	Gestión administrativa	22.000.000	18.089.780			40.089.780
03	Previsión y protección social		12.052.727			12.052.727
	TOTAL	**22.000.000**	**74.316.040**			**96.316.040**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**453**	**430**		**883**	**21.779.816**	**3.584.146**	**25.363.962**
Alto Nivel y de Dirección		1		1	97.026		97.026
Directivo	71	73		144	3.868.800		3.868.800
Profesional y Técnico	172	165		337	8.248.548	1.864.942	10.113.490
Administrativo	160	102		262	6.379.249	1.610.939	7.990.188
Obrero	50	89		139	3.186.193	108.265	3.294.458
Personal Contratado	**290**	**299**		**589**	**16.210.360**		**16.210.360**
Profesional y Técnico	188	194		382	12.124.351		12.124.351
Administrativo	90	99		189	4.052.590		4.052.590
Obrero	12	6		18	33.419		33.419
TOTAL	**743**	**729**		**1.472**	**37.990.176**	**3.584.146**	**41.574.322**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**23**	**42**	**65**	**3.856.614**
Obrero	20	33	53	3.162.424
Empleado	3	9	12	694.190
Jubilados	**51**	**74**	**125**	**8.196.113**
Obrero	3	9	12	819.612
Empleado	48	65	113	7.376.501
TOTAL	**74**	**116**	**190**	**12.052.727**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	149.709.470
4.02	Materiales, suministros y mercancías	7.012.830
4.03	Servicios no personales	102.703.746
4.04	Activos reales	5.604.706
4.07	Transferencias y donaciones	12.055.951
4.08	Otros gastos	20.000.000
4.11	Disminución de pasivos	1.159.226
	TOTAL	**298.245.929**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**188.953.579**
INGRESOS CORRIENTES ORDINARIOS	188.953.579
INGRESOS DE OPERACIÓN	8.953.579
Otros ingresos de operación	8.953.579
TRANSFERENCIAS CORRIENTES	180.000.000
Transferencias corrientes del sector público	180.000.000
Transferencias corrientes internas recibidas del sector público	180.000.000
De la República (Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno)	180.000.000
Recursos Ordinarios	180.000.000
1.2 GASTOS CORRIENTES	**291.481.997**
GASTOS DE CONSUMO	279.426.046
Remuneraciones	149.709.470
Sueldos, salarios y otras retribuciones	40.336.476
Beneficios y complementos de sueldos y salarios	61.310.695
Aportes patronales	8.995.067
Prestaciones sociales y otras indemnizaciones	18.242.030
Asistencia socioeconómica	20.825.202
Compra de bienes y servicios	109.716.576
Bienes de consumo	7.012.830
Servicios no personales	102.703.746
Depreciación y amortización	20.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.055.951
Al sector privado	12.055.951
Transferencias corrientes al sector privado	12.055.951
Directas a personas	12.054.263

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Pensiones y otros beneficios asociados	3.856.614
Jubilaciones y otros beneficios asociados	8.196.113
Otras transferencias directas a personas	1.536
A instituciones sin fines de lucro	1.688
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(102.528.418)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(37.792.641)**
RECURSOS PROPIOS DE CAPITAL	(82.528.418)
(Desahorro) en cuenta corriente	(102.528.418)
Incremento de la depreciación y amortización acumuladas	20.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	44.735.777
Transferencias y donaciones de capital del sector público	44.735.777
Transferencias de capital recibidas del sector público	44.735.777
De la República	44.735.777
Proyectos por Endeudamiento	44.735.777
• Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	44.735.777
2.2 GASTOS DE CAPITAL	**5.604.706**
INVERSIÓN REAL DIRECTA	5.604.706
Formación bruta de capital fijo	5.604.706
Maquinaria, equipos y otros bienes muebles	5.604.706
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(43.397.347)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**44.556.573**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	44.556.573
Disminución de otros activos financieros	44.556.573
Disminución de disponibilidades	44.556.573
Disminución de bancos	44.556.573
3.2 APLICACIONES FINANCIERAS	**44.556.573**
DISMINUCIÓN DE PASIVOS	1.159.226
Disminución de cuentas y efectos por pagar	1.159.226
Disminución de cuentas y efectos por pagar a corto plazo	1.159.226
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.523
Disminución cuentas por pagar a proveedores a corto plazo	1.152.703
DÉFICIT FINANCIERO	43.397.347

A0216

Fundación "Pueblo Soberano"

FUNDACIÓN "PUEBLO SOBERANO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Pueblo Soberano, es el ente que canaliza en forma organizada y coherente, una serie de recursos, destinados a prestar atención integral a los sectores de la población más necesitados, a través de asistencia socio-económica en el área de salud y vivienda, entre otros, apoyando el accionar de las instituciones del Estado y las organizaciones del Poder Popular que brindan atención, en dichas áreas, a estos sectores de la población, coadyuvando así a elevar su calidad de vida, en el marco de los postulados del Socialismo Bolivariano.

El proyecto presentado, está directamente vinculado a las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, pues la satisfacción de las necesidades de los ciudadanos que presentan solicitudes de ayudas socio-económicas al Presidente de la República, redundará en una mejora sustancial de su calidad de vida.

Con este Proyecto se pretende otorgar 1.840 apoyos socio-económicos, de las cuales 1.790 corresponden al área de salud y económica (adquisición y mejoramiento de vivienda) y 50 a Instituciones del Estado, relacionadas con el área de salud y educación, beneficiándose indirectamente 6.625 mujeres y 2.925 hombres.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**100.000.000**
INGRESOS CORRIENTES ORDINARIOS	100.000.000
TRANSFERENCIAS CORRIENTES	100.000.000
Transferencias corrientes del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
Recursos Ordinarios	100.000.000
INGRESOS DE CAPITAL	**500.000**
RECURSOS PROPIOS DE CAPITAL	500.000
Incremento de la depreciación y amortización acumuladas	500.000
TOTAL RECURSOS	**100.500.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**98.205.164**
GASTOS DE CONSUMO	66.964.832
Remuneraciones	48.739.772
Sueldos, salarios y otras retribuciones	19.456.318
Beneficios y complementos de sueldos y salarios	6.970.235
Aportes patronales	2.211.061
Prestaciones sociales y otras indemnizaciones	3.220.504
Asistencia socioeconómica	16.881.654
Compra de bienes y servicios	14.480.980
Bienes de consumo	4.152.660
Servicios no personales	10.328.320
Impuestos indirectos	3.244.080
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	31.240.332
Al sector privado	29.240.332
Donaciones corrientes al sector privado	29.240.332
Donaciones a personas	29.240.332
Al sector público	2.000.000
Transferencias corrientes al sector público	2.000.000
A la República	2.000.000
GASTOS DE CAPITAL	**2.294.836**
INVERSIÓN REAL DIRECTA	2.294.836
Formación bruta de capital fijo	2.294.836
Edificios e instalaciones	1.567.264
Maquinaria, equipos y otros bienes muebles	727.572
TOTAL GASTOS	**100.500.000**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120.270	Asistencia socio-económica a los sectores más desasistidos de la Nación	Apoyo	1.288	552	1.840		31.240.332			31.240.332
TOTAL							31.240.332			31.240.332

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		48.739.772			48.739.772
02	Gestión administrativa	500.000	20.019.896			20.519.896
TOTAL		500.000	68.759.668			69.259.668

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**76**	**48**	**19**	**143**	**10.099.974**		**10.099.974**
Alto Nivel y de Dirección		1		1	109.496		109.496
Directivo	4	4	2	10	1.014.666		1.014.666
Profesional y Técnico	55	21	17	93	7.138.734		7.138.734
Administrativo	13	5		18	907.536		907.536
Obrero	4	17		21	929.542		929.542
Personal Contratado	**5**	**5**		**10**	**513.571**		**513.571**
Profesional y Técnico	3			3	197.568		197.568
Administrativo	2	2		4	182.640		182.640
Obrero		3		3	133.363		133.363
TOTAL	**81**	**53**	**19**	**153**	**10.613.545**		**10.613.545**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	48.739.772
4.02	Materiales, suministros y mercancías	4.152.660
4.03	Servicios no personales	13.572.400
4.04	Activos reales	2.294.836
4.07	Transferencias y donaciones	31.240.332
4.08	Otros gastos	500.000
	TOTAL	**100.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**100.000.000**
INGRESOS CORRIENTES ORDINARIOS	100.000.000
TRANSFERENCIAS CORRIENTES	100.000.000
Transferencias corrientes del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República (Ministerio del Poder Popular del Despacho de Presidencia y Seguimiento a la Gestión de Gobierno)	100.000.000
Recursos Ordinarios	100.000.000
1.2 GASTOS CORRIENTES	**98.205.164**
GASTOS DE CONSUMO	66.964.832
Remuneraciones	48.739.772
Sueldos, salarios y otras retribuciones	19.456.318
Beneficios y complementos de sueldos y salarios	6.970.235
Aportes patronales	2.211.061
Prestaciones sociales y otras indemnizaciones	3.220.504
Asistencia socioeconómica	16.881.654
Compra de bienes y servicios	14.480.980
Bienes de consumo	4.152.660
Servicios no personales	10.328.320
Impuestos indirectos	3.244.080
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	31.240.332
Al sector privado	29.240.332
Donaciones corrientes al sector privado	29.240.332
Donaciones a personas	29.240.332
Al sector público	2.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Transferencias corrientes al sector público	2.000.000
A la República	2.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.794.836**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.294.836**
RECURSOS PROPIOS DE CAPITAL	2.294.836
Ahorro en cuenta corriente	1.794.836
Incremento de la depreciación y amortización acumuladas	500.000
2.2 GASTOS DE CAPITAL	**2.294.836**
INVERSIÓN REAL DIRECTA	2.294.836
Formación bruta de capital fijo	2.294.836
Edificios e instalaciones	1.567.264
Maquinaria, equipos y otros bienes muebles	727.572
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0369

Fundación Musical Simón Bolívar (Fundamusical Bolívar)

FUNDACIÓN MUSICAL SIMÓN BOLÍVAR (FUNDAMUSICAL BOLÍVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Musical Simón Bolívar (Fundamusical Bolívar), rinde frutos de esperanza a una cantera de miles de niños, niñas, adolescentes y jóvenes venezolanos que cumplen, a través de la música, sus sueños de realización personal y profesional. La música es la herramienta fundamental para la incorporación de niños, niñas, adolescentes y jóvenes al Sistema Nacional de Orquestas y Coros Infantiles y Juveniles de Venezuela durante 35 años, que ha venido construyendo una red de orquestas y coros, diseminados a lo largo y ancho del territorio nacional. Hoy Venezuela es un hermoso mapa musical, sembrado por 171 Orquestas de Iniciación, 230 Orquestas Juveniles, 171 Orquestas Infantiles, 15 Pre Infantiles, 190 Cantorías Infantiles, 364 Coros Asociados, 864 Otras Agrupaciones (Cuartetos, Quintetos y Ensambles), 5 Academias Latinoamericanas y 8 Talleres de Luthería, dando atención a miles de venezolanos, que ven en el Sistema, una oportunidad de crecimiento y formación integral, a través de acciones como: Práctica Orquestal y Coral, Integración Social de Personas con Discapacidad, Niños en Situación de Calle, Del Pupitre al Atril (orquestas y coros escolares) y Centros Académicos de Luthería (formación de jóvenes artesanos).

- **Visión del Organismo**

Fundamusical Bolívar, es una Institución abierta a toda la sociedad, con un alto concepto de excelencia musical, que contribuye al desarrollo integral del ser humano. Se vincula con la comunidad, a través del intercambio, la cooperación y el cultivo de valores trascendentales, que inciden en la transformación del niño, el joven y el entorno familiar. Que cuenta con un recurso humano, dirigido al logro de una meta común, con mística y gozo, formando equipos multidisciplinarios, altamente motivados e identificados con la Institución. Que reconoce al movimiento orquestal, como una oportunidad para el desarrollo personal, en lo intelectual, en lo espiritual, en lo social y en lo profesional, rescatando al niño y al joven de una juventud vacía, desorientada y desviada.

- **Misión del Organismo**

La Fundación Musical Simón Bolívar, constituye una obra social del Estado venezolano, consagrada al rescate pedagógico, ocupacional y ético de la infancia y la juventud, mediante la instrucción y la práctica colectiva de la música, por lo que se considera uno de los puntales de la política social nacional, dedicada a la capacitación, la prevención y recuperación de los grupos más vulnerables del país, tanto por sus características etéreas, como por su situación socioeconómica.

- **Objetivos Generales**

- Mantener musical, pedagógica, ocupacional y valores éticos de la infancia y la juventud, mediante la instrucción y la práctica colectiva de la música, así como la capacitación de jóvenes artesanos en la fabricación y reparación de instrumentos musicales.
- Mantener recursos humanos a nivel profesional para la extensión y multiplicación del Sistema.

- **Objetivos Específicos**

- Desarrollo de las capacidades personales y sociales de niños y jóvenes organizados, a través de la formación, ejecución orquestal y canto coral.
- Rescate pedagógico, ocupacional y ético de la infancia y la juventud, mediante la instrucción y la práctica colectiva de la música, así como la capacitación de jóvenes artesanos, en la fabricación y reparación de instrumentos sinfónicos y populares.

- Garantizar la equidad y disminución de las brechas sociales y mejorar la calidad de vida de niños, niñas y adolescentes, en situación de riesgo de pobreza extrema, mediante su inclusión al Sistema de Orquestas y a la práctica orquestal y musical.
- Promover y garantizar la formación progresiva de los niños, niñas y adolescentes, que conforman el Sistema de Orquestas, para el reconocimiento de sus derechos, logrando con ello superar la exclusión social.
- Fortalecer la democracia de contenido social, mediante la ampliación y consolidación del Sistema Nacional de Coros y Orquestas Juveniles e Infantiles, donde la música es puesta al servicio del colectivo, haciendo evidente su potencial social y laboral, de formación socio-comunitaria.
- Propiciar espacios de encuentro para el desarrollo de la solidaridad, la pertenencia, la efectividad, la innovación, la capacidad de riesgo y el éxito.
- Fomentar el uso adecuado del tiempo libre, evitando la incursión de niños y jóvenes en el consumo de drogas, alcoholismo y prostitución.
- Cumplir una actividad de difusión cultural formativa, en el área musical hacia la comunidad, a través de una programación de presentaciones didácticas orquestales.
- Efectuar una función pedagógica en los núcleos académicos que forman el sistema de orquestas.
- Garantizar a la niñez y a la juventud venezolana sólidas bases para una formación cultural y musical óptima.
- Desarrollo individual y colectivo, dentro del ámbito orquestal y coral.

- **Política de Cobertura de los Servicios a Prestar por el Organismo**

Fundación Musical Simón Bolívar enmarcará sus políticas dentro de los lineamientos establecidos por el Gobierno Nacional respecto a la niñez, la juventud y la familia. En el marco del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, y los lineamientos emanados del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, nuestra política está enmarcada en consolidar la lucha contra los determinantes de las condiciones de desigualdad que requieren ser abatidas para erradicar la pobreza extrema, teniendo como norte alcanzar la justicia social a través de la universalización de los derechos sociales con garantía de equidad, buscando la disminución de las brechas sociales de calidad de vida, así como también los déficit de atención, para construir progresivamente ciudadanos que se fortalezcan en una democracia de contenido social.

En consonancia con los lineamientos antes descritos durante el 2014, esta organización implementará las siguientes acciones:

- Continuar con el Programa de Fortalecimiento del Sistema mediante la formación profesional de niños, niñas, adolescentes y jóvenes músicos, en los Núcleos y Módulos Orquestales Juveniles e Infantiles creados a nivel Nacional.
- Expandir a nivel nacional el programa de integración social de niños y jóvenes con necesidades educativas especiales, proyecto que se viene ejecutando actualmente en los Estados Lara y Aragua.
- Expandir y fortalecer el proyecto "Del Pupitre al Atril", que consiste en propiciar la creación de Orquestas y Coros Infantiles en las Escuelas Bolivarianas, como una forma de contribuir al proceso de integración entre cultura y educación y como símbolo tangible de la misión que se ha planteado el Ministerio del Poder Popular para la Educación de cara a las transformaciones requeridas por la Venezuela de hoy, ya que se considera fundamental para alcanzar el desarrollo de Venezuela la formación de ciudadanos creativos, íntegros, responsables, solidarios y, que profundamente sociales utilicen el arte en todas sus expresiones como herramienta para conocer y transformar el mundo personal y colectivo.
- Fortalecimiento de la Sinfónica Nacional Infantil y de la Sinfónica Nacional Juvenil de Venezuela, que constituyen desde el año 1994, la representación nacional del Sistema de Orquestas Juveniles e Infantiles.
- Capacitación de jóvenes en la fabricación y reparación de instrumentos musicales, a través de las actividades que desarrolla el Centro Académico de Luthería desde 1983.

- Mantener el fortalecimiento académico y enseñanza musical de profesores y alumnos, integrantes del Sistema desarrollado en los Núcleos y Módulos a nivel nacional, mediante la preproducción, producción y postproducción de teletalleres, así como la divulgación del trabajo social, artístico, cultural y de formación, desarrollado por el sistema, mediante la elaboración de micro programas institucionales y el registro histórico de las acciones y actividades del Sistema, en lo que se refiere a la grabación de conciertos y giras, tanto nacionales como internacionales.

- Mantener el proceso de descentralización de los Núcleos y Módulos, dotándolos de personalidad jurídica, a través de la creación de Fundaciones Regionales, lo que les permite administrar y recaudar fondos dentro de un proceso de autogestión, todo esto preservando la tutela de Fundamusical Simón Bolívar, que además, tiene un porcentaje apreciable de participación en las asambleas y directivas de las mencionadas Fundaciones.

- Fortalecer la Orquesta Sinfónica de la Juventud "Simón Bolívar", cuyos integrantes, desde 1975, constituyen el cuerpo académico del Sistema de Orquestas, por ser los encargados de sostener la estructura docente de los Núcleos y Módulos, a nivel nacional, mediante el empleo de métodos de enseñanza instrumental, creados a partir de la experiencia musical desarrollada en los 33 años de existencia del programa, tanto con las clases individuales, como con las colectivas, mediante los talleres de especialización.

- Consolidar el Sistema Nacional de Orquestas y Coros Juveniles e Infantiles de Venezuela, mediante el desarrollo del Proyecto "II Fase del programa de apoyo al Centro de Acción Social por la Música", para lo cual se prevé la construcción, puesta en funcionamiento y desarrollo de siete (7) Centros Regionales, que servirán de apoyo y complemento a los procesos de acciones del sistema, con la finalidad de crear las condiciones necesarias para una futura ampliación de su cobertura.

- Mantener la infraestructura del Complejo Nacional de acción social por la música Simón Bolívar, en la ciudad de Caracas, Distrito Capital, el cual brindará al Sistema Nacional de Orquestas Juveniles e Infantiles de Venezuela, la plataforma físico-espacial adecuada para aumentar su matrícula con calidad, eficiencia y eficacia, impulsar la labor desplegada a lo largo de su trayectoria y expandir los beneficios del Sistema.

- Mantener y Desarrollar la Red de orquestas sinfónicas penitenciarias, desde el año 2007, generando valores éticos, morales y sociales en la población reclusa a través del colectivo a favor de la sana convivencia penitenciaria, aportándole, a su vez habilidades de socialización que le faciliten su reinserción a la sociedad Venezolana.

- . Mantener el desarrollo de la Red de Orquestas Sinfónicas Penitenciarias, iniciada desde el año 2007, generando valores éticos, morales y sociales en la población reclusa, a través del colectivo a favor de la sana convivencia penitenciaria, aportándole a su vez habilidades de socialización, que le faciliten su reinserción.

- Continuar con el programa de asesorías y apoyo técnico-artístico internacional a los países que así lo soliciten, por cuanto, desde 1982, Organismos como la OEA, la UNESCO y la CAF han establecido con la Fundación convenios para la creación y consolidación de un programa como el desarrollado por el Sistema de Orquestas de Venezuela, por considerarlo una experiencia exitosa en materia de Política Social, además de ser poseedor de un alto nivel artístico, musical y cultural.

- Consolidar el "Sistema Iberoamericano de las Orquestas y Coros Juveniles", el cual tiene sede en Venezuela y está integrado por México, Trinidad y Tobago, Cuba, Jamaica, Bolivia, Argentina, República Dominicana, Uruguay, Chile, Paraguay, Panamá, Ecuador, El Salvador, Honduras, Guatemala y Colombia; así promover la constitución del "Sistema Mundial de Orquestas Juveniles".

- Consolidar y expandir en todo el territorio nacional la enseñanza y práctica de los instrumentos venezolanos y la difusión del repertorio tradicional, en la infancia y juventud venezolana a través de proyecto Alma Llanera.

- El Programa Nuevos Integrantes del Sistema (NIS) inició en diciembre del 2012, con la finalidad de acercar a los bebés a la música sinfónica y brindarles la oportunidad de formar parte del Sistema. A través de conciertos y recitales simultáneos en hospitales de Caracas y en el Centro de Acción Social por la Música (CASPM), en los que participan músicos y agrupaciones de El Sistema, el NIS convoca a los bebés desde los 0 años de edad a participar en el programa acompañados de sus padres.

- Continuar con el Proyecto Simón Bolívar de Acción Social por la Música cuya meta es la atención de 100.000 beneficiarios por año 2013-2019 hasta llegar a un total de 1.000.000 de Beneficiarios atendidos por el Sistema.

- **Vinculación con los Objetivos del Sector (Previstos en los Planes Operativos)**

- El objetivo esencial del sistema no se refiere al plano artístico, sino que se inserta directa y profundamente en el contexto global de una política de participación, integración, prevención, capacitación y rescate juvenil. Sus líneas de acción van dirigidas hacia el desarrollo integral del ser humano, utilizando la música como herramienta para el rescate ocupacional, desarrollo social, y formación ciudadana de niños, niñas, adolescentes y jóvenes, proporcionando además elementos familiares y comunitarios que favorecen e impulsan la organización, la participación solidaria y la visión que los orienta a trascender el círculo vicioso de la pobreza. El sistema realiza una labor democratizadora de la música al acercar a los sectores excluidos de la sociedad a una formación ciudadana y musical con participación y movilidad social, a través de una herramienta que por mucho tiempo se consideró exclusiva de las minorías

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**251.461.981**
INGRESOS CORRIENTES ORDINARIOS	251.461.981
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	150.000
Venta de otros bienes y servicios	150.000
INGRESOS DE OPERACIÓN	250.000
Otros ingresos de operación	250.000
INGRESOS DE LA PROPIEDAD	250.000
Intereses	250.000
Intereses internos	250.000
Intereses por depósitos	250.000
TRANSFERENCIAS CORRIENTES	250.811.981
Transferencias corrientes internas recibidas del sector privado	500.000
De empresas privadas	500.000
Transferencias corrientes del sector público	250.311.981
Transferencias corrientes internas recibidas del sector público	250.311.981
De la República	250.311.981
INGRESOS DE CAPITAL	**514.427.785**
RECURSOS PROPIOS DE CAPITAL	6.273.684
Incremento de la depreciación y amortización acumuladas	6.273.684
TRANSFERENCIAS Y DONACIONES DE CAPITAL	508.154.101
Transferencias y donaciones de capital del sector público	508.154.101
Transferencias de capital recibidas del sector público	508.154.101
De la República	508.154.101

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
FUENTES DE FINANCIAMIENTO	**110.464.054**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	110.464.054
Disminución de otros activos financieros	110.464.054
Disminución de disponibilidades	110.464.054
Disminución de bancos	110.464.054
TOTAL RECURSOS	**876.353.820**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**257.735.665**
GASTOS DE CONSUMO	224.198.406
Remuneraciones	217.383.630
Sueldos, salarios y otras retribuciones	103.467.143
Beneficios y complementos de sueldos y salarios	31.842.936
Aportes patronales	11.069.478
Prestaciones sociales y otras indemnizaciones	4.162.577
Asistencia socioeconómica	64.235.379
Otros gastos de personal	2.606.117
Compra de bienes y servicios	541.092
Servicios no personales	541.092
Depreciación y amortización	6.273.684
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.537.259
Al sector privado	33.537.259
Transferencias corrientes al sector privado	33.537.259
Directas a personas	33.537.259
Pensiones y otros beneficios asociados	754.914
Jubilaciones y otros beneficios asociados	2.150.154
Otras transferencias directas a personas	30.632.191
GASTOS DE CAPITAL	**578.618.155**
INVERSIÓN REAL DIRECTA	578.618.155
Formación bruta de capital fijo	578.201.566
Maquinaria, equipos y otros bienes muebles	116.230.735
Construcciones de bienes de dominio privado	400.970.706
Producción propia (gastos capitalizables)	61.000.125
Remuneraciones	4.354.406
Sueldos, salarios y otras retribuciones	4.354.406

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Compra de bienes y servicios	13.137.426
Bienes de consumo	390.143
Servicios no personales	12.747.283
Impuestos Indirectos	43.508.293
Bienes intangibles	416.589
APLICACIONES FINANCIERAS	**40.000.000**
DISMINUCIÓN DE PASIVOS	40.000.000
Disminución de cuentas y efectos por pagar	40.000.000
Disminución de cuentas y efectos por pagar a corto plazo	40.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.761.805
Disminución de aportes patronales y retenciones laborales por pagar	13.331.764
Disminución de otras retenciones laborales por pagar	13.331.764
Disminución cuentas por pagar a proveedores a corto plazo	22.906.431
TOTAL GASTOS	**876.353.820**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
29.444	Segunda fase del programa de apoyo al Centro de Acción Social por la Música	19-08-2008	19-08-2015	458.780.581	243.275.022	317.517.338		1.019.572.941
112.111	Complejo de acción social por la música Simón Bolívar	03-01-2011	30-12-2016	664.490.269	335.343.133	365.010.103	1.421.159.857	2.786.003.362
	TOTAL			1.123.270.850	578.618.155	682.527.441	1.421.159.857	3.805.576.303

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
29.444	Segunda fase del programa de apoyo al Centro de Acción Social por la Música	Edificación			4	16.464.054	226.810.968			243.275.022
112.111	Complejo de acción social por la música Simón Bolívar	Edificación			1	54.000.000	281.343.133			335.343.133
121.794	Sostenimiento y fortalecimiento de la red Nacional de Orquestas y Coro Juveniles e Infantiles de Venezuela	Estudiante	225.000	225.000	450.000	1.149.100	159.494.477			160.643.577
121.934	Alma llanera	Estudiante	20.585	20.585	41.170	900	2.000.000			2.000.900
122.091	Centro nacional de acción social por la música	Estudiante	55.660	55.660	111.320		7.181.588			7.181.588
	TOTAL					71.614.054	676.830.166			748.444.220

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	40.000.000	38.712.434			78.712.434
02	Gestión administrativa	6.273.684	40.018.414			46.292.098
03	Previsión y protección social		2.905.068			2.905.068
	TOTAL	**46.273.684**	**81.635.916**			**127.909.600**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.150**	**1.284**	**160**	**2.594**	**44.215.476**		**44.215.476**
Alto Nivel y de Dirección		1		1	8.919		8.919
Directivo	51	42		93	2.328.516		2.328.516
Profesional y Técnico	525	505	48	1.078	32.004.425		32.004.425
Administrativo	423	272	106	801	4.840.677		4.840.677
Docente	41	166	6	213	1.572.612		1.572.612
Obrero	110	298		408	3.460.327		3.460.327
Personal Fijo a Tiempo Parcial	**1.847**	**3.250**		**5.097**	**37.878.436**		**37.878.436**
Docente	1.847	3.250		5.097	37.878.436		37.878.436
Personal Contratado	**386**	**417**		**803**	**18.273.727**		**18.273.727**
Profesional y Técnico	54	72		126	10.376.038		10.376.038
Administrativo	173	132		305	5.824.924		5.824.924
Obrero	159	213		372	2.072.765		2.072.765
TOTAL	**3.383**	**4.951**	**160**	**8.494**	**100.367.639**		**100.367.639**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**22**	**17**	**39**	**754.914**
Empleado	22	17	39	754.914
Jubilados	**28**	**23**	**51**	**2.150.154**
Empleado	28	23	51	2.150.154
TOTAL	**50**	**40**	**90**	**2.905.068**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	221.738.036
4.02	Materiales, suministros y mercancías	390.143
4.03	Servicios no personales	56.796.668
4.04	Activos reales	517.618.030
4.07	Transferencias y donaciones	33.537.259
4.08	Otros gastos	6.273.684
4.11	Disminución de pasivos	40.000.000
	TOTAL	**876.353.820**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**251.461.981**
INGRESOS CORRIENTES ORDINARIOS	251.461.981
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	150.000
Venta de otros bienes y servicios	150.000
INGRESOS DE OPERACIÓN	250.000
Otros ingresos de operación	250.000
INGRESOS DE LA PROPIEDAD	250.000
Intereses	250.000
Intereses internos	250.000
Intereses por depósitos	250.000
TRANSFERENCIAS CORRIENTES	250.811.981
Transferencias corrientes internas recibidas del sector privado	500.000
De empresas privadas	500.000
Transferencias corrientes del sector público	250.311.981
Transferencias corrientes internas recibidas del sector público	250.311.981
De la República (Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno)	250.311.981
Recursos Ordinarios	250.311.981
1.2 GASTOS CORRIENTES	**257.735.665**
GASTOS DE CONSUMO	224.198.406
Remuneraciones	217.383.630
Sueldos, salarios y otras retribuciones	103.467.143
Beneficios y complementos de sueldos y salarios	31.842.936
Aportes patronales	11.069.478
Prestaciones sociales y otras indemnizaciones	4.162.577
Asistencia socioeconómica	64.235.379

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Otros gastos de personal	2.606.117
Compra de bienes y servicios	541.092
Servicios no personales	541.092
Depreciación y amortización	6.273.684
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.537.259
Al sector privado	33.537.259
Transferencias corrientes al sector privado	33.537.259
Directas a personas	33.537.259
Pensiones y otros beneficios asociados	754.914
Jubilaciones y otros beneficios asociados	2.150.154
Otras transferencias directas a personas	30.632.191
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(6.273.684)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**508.154.101**
(Desahorro) en cuenta corriente	(6.273.684)
Incremento de la depreciación y amortización acumuladas	6.273.684
TRANSFERENCIAS Y DONACIONES DE CAPITAL	508.154.101
Transferencias y donaciones de capital del sector público	508.154.101
Transferencias de capital recibidas del sector público	508.154.101
De la República (Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno)	508.154.101
Proyectos por Endeudamiento	508.154.101
• Segunda fase del programa de apoyo al Centro de Acción Social por la Música	226.810.968
• Complejo de acción social por la música Simón Bolívar	281.343.133
2.2 GASTOS DE CAPITAL	**578.618.155**
INVERSIÓN REAL DIRECTA	578.618.155
Formación bruta de capital fijo	578.201.566

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Maquinaria, equipos y otros bienes muebles	116.230.735
Construcciones de bienes de dominio privado	400.970.706
Producción propia (gastos capitalizables)	61.000.125
Remuneraciones	4.354.406
Sueldos, salarios y otras retribuciones	4.354.406
Compra de bienes y servicios	13.137.426
Bienes de consumo	390.143
Servicios no personales	12.747.283
Impuestos Indirectos	43.508.293
Bienes intangibles	416.589
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(70.464.054)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**110.464.054**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	110.464.054
Disminución de otros activos financieros	110.464.054
Disminución de disponibilidades	110.464.054
Disminución de bancos	110.464.054
3.2 APLICACIONES FINANCIERAS	**110.464.054**
DISMINUCIÓN DE PASIVOS	40.000.000
Disminución de cuentas y efectos por pagar	40.000.000
Disminución de cuentas y efectos por pagar a corto plazo	40.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.761.805
Disminución de aportes patronales y retenciones laborales por pagar	13.331.764
Disminución de otras retenciones laborales por pagar	13.331.764
Disminución cuentas por pagar a proveedores a corto plazo	22.906.431
DÉFICIT FINANCIERO	70.464.054

A0411

Fundación Pro-Patria 2000

FUNDACIÓN PRO-PATRIA 2000

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Pro-Patria 2000, es un ente adscrito al Ministerio del Poder Popular para el Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, de acuerdo a lo expresado en el Decreto Presidencial N° 9.444, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 40.137 de fecha del 1° de abril de 2013, tiene como objetivo prioritario atender los requerimientos de las comunidades en función del mejoramiento de sus espacios físicos, ejecutando proyectos de carácter social, asistencial y vial.

La Fundación en ejercicio de su rol en materia de infraestructura en el país, se encuentra alineado con las estrategias de desarrollo y en estricto apego a las políticas, directrices y propósitos establecidos por el Estado, para los cual hará uso de los recursos asignados por el Ejecutivo Nacional por vía ordinaria, a través de su órgano de adscripción, que serán ejecutados bajo los preceptos constitucionales de transparencia, eficiencia, efectividad y eficacia.

En este sentido, para el año 2014 prevé abocarse hacia varios aspectos fundamentales en materia de infraestructura nacional, entre los que destacan construcción de obras civiles, adquisición de bienes y servicios y contratación de personal calificado, lo que permitirá el cumplimiento de sus metas para lograr un mejor nivel de desarrollo, calidad de vida y bienestar social en todos los sectores del país, para ello la Fundación procurará la optimización de los recursos asignados, atendiendo a las medidas de eliminación de gastos suntuarios emanadas del Ejecutivo Nacional y los lineamientos dictados por la Comisión Central de Planificación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**36.649.526**
INGRESOS CORRIENTES ORDINARIOS	36.649.526
TRANSFERENCIAS CORRIENTES	36.649.526
Transferencias corrientes del sector público	36.649.526
Transferencias corrientes internas recibidas del sector público	36.649.526
De la República	36.649.526
TOTAL RECURSOS	**36.649.526**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**35.993.830**
GASTOS DE CONSUMO	35.542.224
Remuneraciones	31.135.596
Sueldos, salarios y otras retribuciones	9.896.924
Beneficios y complementos de sueldos y salarios	6.997.336
Aportes patronales	1.756.276
Prestaciones sociales y otras indemnizaciones	1.432.852
Asistencia socioeconómica	10.522.208
Otros gastos de personal	530.000
Compra de bienes y servicios	3.713.888
Bienes de consumo	723.024
Servicios no personales	2.990.864
Impuestos indirectos	692.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	451.606
Al sector privado	451.606
Transferencias corrientes al sector privado	442.606
Directas a personas	442.606
Pensiones y otros beneficios asociados	64.464
Jubilaciones y otros beneficios asociados	378.142
Donaciones corrientes al sector privado	9.000
Donaciones a personas	9.000
GASTOS DE CAPITAL	**655.696**
INVERSIÓN REAL DIRECTA	655.696
Formación bruta de capital fijo	616.664
Edificios e instalaciones	65.890
Maquinaria, equipos y otros bienes muebles	550.774
Bienes intangibles	39.032
TOTAL GASTOS	**36.649.526**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras		31.185.596			31.185.596
02	Gestión Administrativa		5.012.324			5.012.324
03	Previsión y Protección Social		451.606			451.606
	TOTAL		36.649.526			36.649.526

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**121**	**83**	**4**	**208**	**9.010.656**		**9.010.656**
Alto Nivel y de Dirección		1		1	90.512		90.512
Directivo	6	6		12	950.000		950.000
Profesional y Técnico	95	47		142	6.677.960		6.677.960
Personal Administrativo	17	8	2	27	680.400		680.400
Obrero	3	21	2	26	611.784		611.784
Personal Contratado	**13**	**18**		**31**	**137.452**		**137.452**
Profesional y Técnico	13	18		31	137.452		137.452
TOTAL	**134**	**101**	**4**	**239**	**9.148.108**		**9.148.108**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**64.464**
Empleados	1		1	64.464
Jubilados	**5**	**2**	**7**	**378.142**
Empleados	5	2	7	378.142
TOTAL	**6**	**2**	**8**	**442.606**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	31.135.596
4.02	Materiales, Suministros y Mercancías	723.024
4.03	Servicios No Personales	3.683.604
4.04	Activos Reales	655.696
4.07	Transferencias y Donaciones	451.606
	TOTAL	**36.649.526**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**36.649.526**
INGRESOS CORRIENTES ORDINARIOS	36.649.526
TRANSFERENCIAS CORRIENTES	36.649.526
Transferencias corrientes del sector público	36.649.526
Transferencias corrientes internas recibidas del sector público	36.649.526
De la República	36.649.526
Recursos Ordinarios	36.649.526
1.2 GASTOS CORRIENTES	**35.993.830**
GASTOS DE CONSUMO	35.542.224
Remuneraciones	31.135.596
Sueldos, salarios y otras retribuciones	9.896.924
Beneficios y complementos de sueldos y salarios	6.997.336
Aportes patronales	1.756.276
Prestaciones sociales y otras indemnizaciones	1.432.852
Asistencia socioeconómica	10.522.208
Otros gastos de personal	530.000
Compra de bienes y servicios	3.713.888
Bienes de consumo	723.024
Servicios no personales	2.990.864
Impuestos indirectos	692.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	451.606
Al sector privado	451.606
Transferencias corrientes al sector privado	442.606
Directas a personas	442.606
Pensiones y otros beneficios asociados	64.464
Jubilaciones y otros beneficios asociados	378.142
Donaciones corrientes al sector privado	9.000
Donaciones a personas	9.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**655.696**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**655.696**
RECURSOS PROPIOS DE CAPITAL	655.696
Ahorro en cuenta corriente	655.696
2.2 GASTOS DE CAPITAL	**655.696**
INVERSIÓN REAL DIRECTA	655.696
Formación bruta de capital fijo	616.664
Edificios e instalaciones	65.890
Maquinaria, equipos y otros bienes muebles	550.774
Bienes intangibles	39.032
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1604

Fundación Oficina Presidencial de Planes y Proyectos Especiales

FUNDACIÓN OFICINA PRESIDENCIAL DE PLANES Y PROYECTOS ESPECIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Los lineamientos que la Fundación "Oficina Presidencial de Planes y Proyectos Especiales" (FOPPPE), contempla para la ejecución del Plan Operativo Anual Institucional y el Presupuesto del año 2014, responden a los principales desafíos que tiene planteado el Gobierno Nacional, durante el citado ejercicio fiscal; los cuales están orientados al avance y profundización del Proyecto Socialista del Siglo XXI, en beneficio de la Nación, desarrollando así una gestión pública más democrática, coherente, transparente y eficaz; además, de exhibir con mayor fuerza los resultados concretos de la acción gubernamental.

En este contexto, la FOPPPE, ente adscrito al Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno, altamente comprometido en fortalecer las acciones del Gobierno Nacional, orientadas a la consecución de las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, ha estructurado un presupuesto por proyectos, cuyo norte es contribuir a las mejoras y soluciones de los problemas urbanísticos, arquitectónicos y paisajísticos, coadyuvando a la mejora de la calidad de vida de toda la población a nivel nacional. Lo antes indicado, da origen a la formulación de dos (02) Acciones Centralizadas, las cuales contribuyen al desarrollo del Proyecto medular de la FOPPPE, el cual fortalece la razón de ser de la Institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**22.000.000**
INGRESOS CORRIENTES ORDINARIOS	22.000.000
TRANSFERENCIAS CORRIENTES	22.000.000
Transferencias corrientes del sector público	22.000.000
Transferencias corrientes internas recibidas del sector público	22.000.000
De la República	22.000.000
INGRESOS DE CAPITAL	**30.000**
RECURSOS PROPIOS DE CAPITAL	30.000
Incremento de la depreciación y amortización acumuladas	30.000
TOTAL RECURSOS	**22.030.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**21.849.000**
Remuneraciones	15.779.061
Sueldos, salarios y otras retribuciones	6.779.528
Beneficios y complementos de sueldos y salarios	2.845.916
Aportes patronales	1.040.961
Prestaciones sociales y otras indemnizaciones	1.204.473
Asistencia socioeconómica	3.908.183
Compra de bienes y servicios	6.039.939
Bienes de consumo	4.569.000
Servicios no personales	1.024.426
Impuestos Indirectos	446.513
Depreciación y amortización	30.000
GASTOS DE CAPITAL	**151.000**
INVERSIÓN REAL DIRECTA	151.000
Formación bruta de capital fijo	151.000
Maquinaria, equipos y otros bienes muebles	150.000
Construcciones de bienes de dominio privado	1.000
APLICACIONES FINANCIERAS	**30.000**
INVERSIÓN FINANCIERA	30.000
Incremento de otros activos financieros	30.000
Incremento de disponibilidades	30.000
Incremento de bancos	30.000
TOTAL GASTOS	**22.030.000**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
120.716	Contribuir, ejecutar mejoras, y soluciones a los problemas urbanísticos, arquitectónicos y paisajísticos a nivel nacional.	Obra			87		1.000			1.000
TOTAL							1.000			1.000

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		15.896.846			15.896.846
02	Gestión administrativa	30.000	6.102.154			6.132.154
TOTAL		30.000	21.999.000			22.029.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**20**	**19**	**14**	**53**	**817.578**	**1.702.143**	**2.519.721**
Alto Nivel y de Dirección		1		1	18.120	35387	53.507
Directivo	4	5	2	11	167.092	350.075	517.167
Profesional y Técnico	16	13	12	41	632.466	1.316.756	1.949.222
Personal Contratado	**36**	**29**		**65**	**2.440.337**		**2.440.337**
Profesional y Técnico	36	29		65	2.440.337		2.440.337
TOTAL	**56**	**48**	**14**	**118**	**3.257.915**	**1.702.143**	**4.960.058**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	15.779.061
4.02	Materiales, suministros y mercancías	4.569.000
4.03	Servicios no personales	1.470.939
4.04	Activos reales	151.000
4.05	Activos financieros	30.000
4.08	Otros gastos	30.000
	TOTAL	**22.030.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**22.000.000**
INGRESOS CORRIENTES ORDINARIOS	22.000.000
TRANSFERENCIAS CORRIENTES	22.000.000
Transferencias corrientes del sector público	22.000.000
Transferencias corrientes internas recibidas del sector público	22.000.000
De la República (Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno)	22.000.000
Recursos Ordinarios	22.000.000
1.2 GASTOS CORRIENTES	**21.849.000**
GASTOS DE CONSUMO	21.849.000
Remuneraciones	15.779.061
Sueldos, salarios y otras retribuciones	6.779.528
Beneficios y complementos de sueldos y salarios	2.845.916
Aportes patronales	1.040.961
Prestaciones sociales y otras indemnizaciones	1.204.473
Asistencia socioeconómica	3.908.183
Compra de bienes y servicios	6.039.939
Servicios no personales	1.024.426
Impuestos Indirectos	446.513
Depreciación y amortización	30.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**151.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**181.000**
RECURSOS PROPIOS DE CAPITAL	181.000
Ahorro/ Desahorro en cuenta corriente	151.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Incremento de la depreciación y amortización acumuladas	30.000
2.2 GASTOS DE CAPITAL	**151.000**
INVERSIÓN REAL DIRECTA	151.000
Formación bruta de capital fijo	151.000
Maquinaria, equipos y otros bienes muebles	150.000
Construcciones de bienes de dominio privado	1.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**30.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**30.000**
SUPERÁVIT FINANCIERO	30.000
3.2 APLICACIONES FINANCIERAS	**30.000**
INVERSIÓN FINANCIERA	30.000
Incremento de otros activos financieros	30.000
Incremento de disponibilidades	30.000
Incremento de bancos	30.000

41

Ministerio del Poder Popular para la Alimentación

Ministerio del Poder Popular para la Alimentación

A0057 Instituto Nacional de Nutrición (INN)

A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)

A0057

Instituto Nacional de Nutrición (INN)

INSTITUTO NACIONAL DE NUTRICIÓN (INN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto nace con la responsabilidad de garantizar el derecho a la alimentación y nutrición de los requerimientos y necesidades de la población, con énfasis en los grupos vulnerables y los sectores más excluidos en el ámbito nacional, teniendo como premisa la dignificación de la atención de estos servicios. En tal sentido, plantea la educación masiva y protección alimentaria nutricional, cuyos resultados contribuyan a recuperar, mejorar o mantener el estado nutricional, alcanzar la adecuada y efectiva contraloría social, soberanía nutricional y por ende mejorar la calidad de vida de las comunidades, directamente entrelazadas con los comités de salud y consultorios populares de la Misión Barrio Adentro.

Para el ejercicio fiscal 2014, el Instituto Nacional de Nutrición (INN) tiene previsto desarrollar las siguientes acciones:

- Evaluar el estado nutricional y sus factores condicionantes en la población de Venezuela, así como el valor nutricional de los alimentos en la misma alimentación, mediante la investigación y el monitoreo, para realizar el diagnóstico de la situación alimentaria nutricional, en grupos de población y áreas específicas, como elemento fundamental del buen comer para un buen vivir.
- Formar técnicos, profesionales y especialistas en el área agroalimentaria y nutricional, con alto perfil social, que contribuyan a la construcción, rescate, valoración y promoción del nuevo paradigma de cultura alimentaria y nutricional de Venezuela, con un enfoque gerencial, tecnológico y comunitario.
- Desarrollar campañas publicitarias utilizando herramientas comunicacionales para la formación y consolidación de una cultura educacional que fortalezca la seguridad y soberanía alimentaria, así como la salud de la población venezolana.
- Establecer la cultura alimentaria, nutricional y soberana, mediante la aplicación de normativas que regulen el funcionamiento de los servicios de alimentación y la creación de "Centros de Cultura Alimentaria y Nutricional" para la formación del talento humano y el poder popular en la materia y el fomento del consumo de comida sana, sabrosa, segura y soberana, a un precio justo y solidario, que contribuyan en mejorar el estado nutricional de la población venezolana.
- Crear una línea de productos nacionales, para producir alimentos de alta calidad nutricional, que compitan en el mercado nacional a un precio accesible, garantizando el producto en las diferentes redes de distribución de alimentos pertenecientes al Ministerio del Poder Popular para la Alimentación, así como diseñar estrategias que logren posicionar el producto alimenticio a nivel nacional. Además de cumplir con las normas de calidad establecidas tanto a nivel nacional como internacional.
- Facilitar actividades educativas y asistenciales dirigidas a personas y comunidades con el fin de incrementar las prácticas alimentarias sanas, seguras y soberanas, valorando la significación social, cultural y el protagonismo del pueblo.

Con el fin de lograr los objetivos planteados, el Instituto, para el año 2014 cuenta con un presupuesto de gastos que asciende a Bs. 1.461.341.982 que será financiado con transferencias del Ministerio del Poder Popular para la Alimentación por Bs. 1.359.698.419 y recursos propios por Bs. 101.643.563, producto de la venta de otros bienes y servicios, intereses por depósitos e incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.416.942.811**
INGRESOS CORRIENTES ORDINARIOS	1.416.942.811
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.643.563
Venta de otros bienes y servicios	100.643.563
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS CORRIENTES	1.315.799.248
Transferencias corrientes del sector público	1.315.799.248
Transferencias corrientes internas recibidas del sector público	1.315.799.248
De la República	1.315.799.248
INGRESOS DE CAPITAL	**44.399.171**
RECURSOS PROPIOS DE CAPITAL	500.000
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	43.899.171
Transferencias y donaciones de capital del sector público	43.899.171
Transferencias de capital recibidas del sector público	43.899.171
De la República	43.899.171
TOTAL RECURSOS	**1.461.341.982**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.398.438.250**
GASTOS DE CONSUMO	1.058.218.442
Remuneraciones	795.503.838
Sueldos, salarios y otras retribuciones	209.339.996
Beneficios y complementos de sueldos y salarios	321.243.662
Aportes patronales	42.104.427
Prestaciones sociales y otras indemnizaciones	143.125.020
Asistencia socioeconómica	79.690.733
Compra de bienes y servicios	229.758.636
Bienes de consumo	155.420.578
Servicios no personales	74.338.058
Impuestos indirectos	32.455.968
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	340.219.808
Al sector privado	340.219.808
Transferencias corrientes al sector privado	338.719.808
Directas a personas	338.719.808
Pensiones y otros beneficios asociados	20.711.478
Jubilaciones y otros beneficios asociados	318.008.330
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.160.000
Donaciones a instituciones sin fines de lucro	340.000
GASTOS DE CAPITAL	**43.968.172**
INVERSIÓN REAL DIRECTA	43.968.172
Formación bruta de capital fijo	43.893.172
Maquinaria, equipos y otros bienes muebles	41.368.172
Construcciones de bienes de dominio privado	2.310.714
Construcciones de bienes de dominio público	214.286
Bienes intangibles	75.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**18.935.560**
DISMINUCIÓN DE PASIVOS	18.935.560
Disminución de cuentas y efectos por pagar	18.935.560
Disminución de cuentas y efectos por pagar a corto plazo	18.935.560
Disminución de sueldos, salarios y otras remuneraciones por pagar	18.935.560
TOTAL GASTOS	**1.461.341.982**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121945	Escuela Venezolana de Alimentación y Nutrición "Bicentenaria 5 de Julio"	Persona	1.075.715	1.062.883	2.138.598		30.819.916			30.819.916
122020	Comercialización de la Línea Nutrivida	Tonelada			4.000	94.943.563				94.943.563
122186	Servicios de Educación y Recuperación Nutricional por una Cultura Alimentaria Sana, Sabrosa, Segura y Soberana	Usuario	25.000	35.000	60.000		30.397.389			30.397.389
122951	Atención Nutricional a través de la Red de Servicios de Alimentación Sabrosa, Segura y Soberana	Persona	2.293.549	1.529.033	3.822.582	5.200.000	78.833.982			84.033.982
123070	Campaña Comunicacional y Educativa de Alimentación y Nutrición "Comer Bien para Vivir Bien"	Persona	7.675.878	7.324.122	15.000.000		15.000.000			15.000.000
123135	Investigación y Monitoreo para la acción en nutrición	Evaluación			3.081.022		24.647.132			24.647.132
	TOTAL					**100.143.563**	**179.698.419**			**279.841.982**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		804.445.713			804.445.713
02	Gestión administrativa	1.500.000	35.834.479			37.334.479
03	Previsión y protección social		338.719.808			338.719.808
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		1.000.000			1.000.000
	TOTAL	**1.500.000**	**1.180.000.000**			**1.181.500.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.361**	**840**		**4.201**	**164.461.163**	**26.471.280**	**190.932.443**
Alto Nivel y de Dirección	1			1	59.417	32.248	91.665
Directivo	61	15		76	3.427.021	677.207	4.104.228
Profesional y Técnico	331	83		414	19.852.482	3.028.466	22.880.948
Personal Administrativo	726	181		907	34.609.938	6.308.068	40.918.006
Obrero	2.242	561		2.803	106.512.305	16.425.291	122.937.596
Personal Contratado	**852**	**213**		**1.065**	**44.608.536**		**44.608.536**
Directivo	2	1		3	107.029		107.029
Profesional y Técnico	406	101		507	24.264.658		24.264.658
Personal Administrativo	190	48		238	8.591.876		8.591.876
Obrero	254	63		317	11.644.973		11.644.973
TOTAL	**4.213**	**1.053**		**5.266**	**209.069.699**	**26.471.280**	**235.540.979**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**366**	**91**	**457**	**20.711.478**
Obreros	105	26	131	7.795.043
Empleados	261	65	326	12.916.435
Jubilados	**4.936**	**1.234**	**6.170**	**318.008.330**
Obreros	3.591	898	4.489	230.951.447
Empleados	1.345	336	1.681	87.056.883
TOTAL	**5.302**	**1.325**	**6.627**	**338.719.808**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	795.503.838
4.02	Materiales, suministros y mercancías	155.420.578
4.03	Servicios no personales	106.794.026
4.04	Activos reales	43.968.172
4.07	Transferencias y donaciones	340.219.808
4.08	Otros gastos	500.000
4.11	Disminución de pasivos	18.935.560
	TOTAL	**1.461.341.982**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.416.942.811**
INGRESOS CORRIENTES ORDINARIOS	1.416.942.811
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.643.563
Venta de otros bienes y servicios	100.643.563
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS CORRIENTES	1.315.799.248
Transferencias corrientes del sector público	1.315.799.248
Transferencias corrientes internas recibidas del sector público	1.315.799.248
De la República	1.315.799.248
Ministerio del Poder Popular para la Alimentación	1.315.799.248
Recursos Ordinarios	1.315.799.248
1.2 GASTOS CORRIENTES	**1.398.438.250**
GASTOS DE CONSUMO	1.058.218.442
Remuneraciones	795.503.838
Sueldos, salarios y otras retribuciones	209.339.996
Beneficios y complementos de sueldos y salarios	321.243.662
Aportes patronales	42.104.427
Prestaciones sociales y otras indemnizaciones	143.125.020
Asistencia socioeconómica	79.690.733
Compra de bienes y servicios	229.758.636
Bienes de consumo	155.420.578
Servicios no personales	74.338.058
Impuestos indirectos	32.455.968
Depreciación y amortización	500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	340.219.808
Al sector privado	340.219.808
Transferencias corrientes al sector privado	338.719.808
Directas a personas	338.719.808
Pensiones y otros beneficios asociados	20.711.478
Jubilaciones y otros beneficios asociados	318.008.330
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.160.000
Donaciones a instituciones sin fines de lucro	340.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**18.504.561**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**62.903.732**
RECURSOS PROPIOS DE CAPITAL	19.004.561
Ahorro en cuenta corriente	18.504.561
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	43.899.171
Transferencias y donaciones de capital del sector público	43.899.171
Transferencias de capital recibidas del sector público	43.899.171
De la República	43.899.171
Ministerio del Poder Popular para la Alimentación	43.899.171
Recursos Ordinarios	43.899.171
2.2 GASTOS DE CAPITAL	**43.968.172**
INVERSIÓN REAL DIRECTA	43.968.172
Formación bruta de capital fijo	43.893.172
Maquinaria, equipos y otros bienes muebles	41.368.172
Construcciones de bienes de dominio privado	2.310.714
Construcciones de bienes de dominio público	214.286
Bienes intangibles	75.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**18.935.560**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**18.935.560**
SUPERÁVIT FINANCIERO	18.935.560
3.2 APLICACIONES FINANCIERAS	**18.935.560**
DISMINUCIÓN DE PASIVOS	18.935.560
Disminución de cuentas y efectos por pagar	18.935.560
Disminución de cuentas y efectos por pagar a corto plazo	18.935.560
Disminución de sueldos, salarios y otras remuneraciones por pagar	18.935.560

A0421

Fundación Programa de Alimentos Estratégicos (Fundaproal)

FUNDACIÓN PROGRAMA DE ALIMENTOS ESTRATÉGICOS (FUNDAPROAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación tiene como misión proteger a los sectores más vulnerables y excluidos socialmente de la población venezolana, garantizándoles el acceso oportuno y permanente a la alimentación, para lo cual lleva a cabo la ejecución del proyecto casas de alimentación, procurándoles así la seguridad alimentaria a los beneficiarios.

En tal sentido, Fundaproal para el año 2014, desarrollará las siguientes actividades enmarcadas dentro del proyecto casas de alimentación, que garanticen el acceso oportuno y permanente al consumo de alimentos balanceados y equilibrados:

- Suministrar 85.348 toneladas de alimentos a las 6.000 Casas de Alimentación para la elaboración de 124.000.000 de platos preparados y servidos diariamente.
- Garantizar el funcionamiento de las Casas de Alimentación, mediante el otorgamiento de Beca-Ayudas a 30.000 responsables y elaboradores(as), además de realizar el mantenimiento preventivo y correctivo de los equipos livianos y pesados, así como efectuar las reparaciones de infraestructura de las casas.
- Entregar 210.859 "suplementos nutricionales" equivalentes a 4.392 toneladas de alimentos, a la población que se encuentren en zonas de difícil acceso o en situación de desastres.
- Realizar la reposición de equipos en 500 casas de alimentación.
- Consolidar las casas de alimentación, como centros de formación y atención nutricional, a través de la adecuación y transformación de 4.500 casas, convirtiéndolas en espacios de contacto estrecho con la población, a fin de prestar atención alimentaria, nutricional y promover los principios y valores de una cultura alimentaria acorde con el hábito de "Buen Comer para el Buen Vivir".

La Fundación, para el ejercicio fiscal 2014, contará con un presupuesto de gastos que asciende a Bs. 1.435.171.668, que será financiado con transferencias del Ministerio del Poder Popular para la Alimentación por Bs. 1.417.000.000 y recursos propios por Bs. 18.171.668, producto del incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.365.975.000**
INGRESOS CORRIENTES ORDINARIOS	1.365.975.000
TRANSFERENCIAS CORRIENTES	1.365.975.000
Transferencias corrientes del sector público	1.365.975.000
Transferencias corrientes internas recibidas del sector público	1.365.975.000
De la República	1.365.975.000
INGRESOS DE CAPITAL	**69.196.668**
RECURSOS PROPIOS DE CAPITAL	18.171.668
Incremento de la depreciación y amortización acumuladas	18.171.668
TRANSFERENCIAS Y DONACIONES DE CAPITAL	51.025.000
Transferencias y donaciones de capital del sector público	51.025.000
Transferencias de capital recibidas del sector público	51.025.000
De la República	51.025.000
TOTAL RECURSOS	**1.435.171.668**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.384.146.668**
GASTOS DE CONSUMO	846.565.661
Remuneraciones	243.791.944
Sueldos, salarios y otras retribuciones	54.095.238
Beneficios y complementos de sueldos y salarios	76.682.590
Aportes patronales	12.443.612
Prestaciones sociales y otras indemnizaciones	22.544.432
Asistencia socioeconómica	78.026.072
Compra de bienes y servicios	553.873.462
Bienes de consumo	438.448.328
Servicios no personales	115.425.134
Impuestos indirectos	30.728.587
Depreciación y amortización	18.171.668
TRANSFERENCIAS Y DONACIONES CORRIENTES	537.581.007
Al sector privado	537.581.007
Transferencias corrientes al sector privado	410.507
Directas a personas	410.507
Pensiones y otros beneficios asociados	255.019
Jubilaciones y otros beneficios asociados	155.488
Donaciones corrientes al sector privado	537.170.500
Donaciones a personas	537.170.500
GASTOS DE CAPITAL	**51.025.000**
INVERSIÓN REAL DIRECTA	51.025.000
Formación bruta de capital fijo	50.825.000
Maquinaria, equipos y otros bienes muebles	48.825.000
Construcciones de bienes de dominio privado	2.000.000
Bienes intangibles	200.000
TOTAL GASTOS	**1.435.171.668**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121837	Casas de Alimentación	Tonelada			89.740		1.120.000.000			1.120.000.000
	TOTAL						**1.120.000.000**			**1.120.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		249.079.892			249.079.892
02	Gestión administrativa	18.171.668	47.061.601			65.233.269
03	Previsión y protección social		410.507			410.507
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		448.000			448.000
	TOTAL	**18.171.668**	**297.000.000**			**315.171.668**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**461**	**439**		**900**	**53.746.730**		**53.746.730**
Alto Nivel y de Dirección	1			1	127.413		127.413
Directivo	10	8		18	2.092.746		2.092.746
Profesional y Técnico	217	208		425	28.699.579		28.699.579
Personal Administrativo	231	221		452	22.564.543		22.564.543
Personal Médico	2	2		4	262.449		262.449
Personal Contratado	**1**	**1**		**2**	**120.000**		**120.000**
Profesional y Técnico	1	1		2	120.000		120.000
TOTAL	**462**	**440**		**902**	**53.866.730**		**53.866.730**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**2**	**4**	**255.019**
Empleados	2	2	4	255.019
Jubilados	**1**	**1**	**2**	**155.488**
Empleados	1	1	2	155.488
TOTAL	**3**	**3**	**6**	**410.507**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	243.791.944
4.02	Materiales, suministros y mercancías	438.448.328
4.03	Servicios no personales	146.153.721
4.04	Activos reales	51.025.000
4.07	Transferencias y donaciones	537.581.007
4.08	Otros gastos	18.171.668
	TOTAL	**1.435.171.668**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.365.975.000**
INGRESOS CORRIENTES ORDINARIOS	1.365.975.000
TRANSFERENCIAS CORRIENTES	1.365.975.000
Transferencias corrientes del sector público	1.365.975.000
Transferencias corrientes internas recibidas del sector público	1.365.975.000
Ministerio del Poder Popular para la Alimentación	1.365.975.000
De la República	1.365.975.000
Recursos Ordinarios	1.365.975.000
1.2 GASTOS CORRIENTES	**1.384.146.668**
GASTOS DE CONSUMO	846.565.661
Remuneraciones	243.791.944
Sueldos, salarios y otras retribuciones	54.095.238
Beneficios y complementos de sueldos y salarios	76.682.590
Aportes patronales	12.443.612
Prestaciones sociales y otras indemnizaciones	22.544.432
Asistencia socioeconómica	78.026.072
Compra de bienes y servicios	553.873.462
Bienes de consumo	438.448.328
Servicios no personales	115.425.134
Impuestos indirectos	30.728.587
Depreciación y amortización	18.171.668
TRANSFERENCIAS Y DONACIONES CORRIENTES	537.581.007
Al sector privado	537.581.007
Transferencias corrientes al sector privado	410.507
Directas a personas	410.507
Pensiones y otros beneficios asociados	255.019
Jubilaciones y otros beneficios asociados	155.488
Donaciones corrientes al sector privado	537.170.500
Donaciones a personas	537.170.500

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(18.171.668)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**51.025.000**
Desahorro en cuenta corriente	(18.171.668)
Incremento de la depreciación y amortización acumuladas	18.171.668
TRANSFERENCIAS Y DONACIONES DE CAPITAL	51.025.000
Transferencias y donaciones de capital del sector público	51.025.000
Transferencias de capital recibidas del sector público	51.025.000
De la República	51.025.000
Ministerio del Poder Popular para la Alimentación	51.025.000
Recursos Ordinarios	51.025.000
2.2 GASTOS DE CAPITAL	**51.025.000**
INVERSIÓN REAL DIRECTA	51.025.000
Formación bruta de capital fijo	50.825.000
Maquinaria, equipos y otros bienes muebles	48.825.000
Construcciones de bienes de dominio privado	2.000.000
Bienes intangibles	200.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

44

Ministerio del Poder Popular para el Turismo

Ministerio del Poder Popular para el Turismo

A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

A1329 Instituto Nacional de Turismo (INATUR)

A0943

Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

COLEGIO UNIVERSITARIO HOTEL ESCUELA DE LOS ANDES VENEZOLANOS (CUHELAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Colegio Universitario Hotel Escuela de Los Andes Venezolanos (CUHELAV), es un ente adscrito al Ministerio del Poder Popular Para el Turismo, cuyo objetivo principal es formar profesionales integrales y socialmente responsables en las áreas de hotelería y servicios, así como capacitar y certificar por oficios para la actividad hotelera, bajo la filosofía del "APRENDER- HACIENDO", también contempla la ejecución del Programa de Capacitación Idiomática, para capacitar y certificar a todos los trabajadores del sector turismo en la competencia lingüística de los distintos idiomas.

En tal sentido, tiene previsto ejecutar el Proyecto "Plan de Formación Integral Universitario Turístico", a los fines de adecuar la institución a las nuevas estrategias y necesidades, buscando la integración de la educación bolivariana en materia de turismo, hotelería y servicios de la hospitalidad.

El presupuesto de gastos para el ejercicio fiscal 2014 asciende a Bs. 30.731.663, que será financiado con transferencias de la República por Bs. 23.807.295 (Ministerio del Poder Popular para el Turismo Bs. 21.662.295 y Ministerio del Poder Popular para la Educación Universitaria Bs. 2.145.000), transferencias del Instituto Nacional de Turismo (INATUR) Bs. 3.600.000 y con recursos propios por Bs. 3.324.368.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**28.836.904**
INGRESOS CORRIENTES ORDINARIOS	28.836.904
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.225.000
Venta de otros bienes y servicios	3.225.000
TRANSFERENCIAS CORRIENTES	25.611.904
Transferencias corrientes del sector público	25.611.904
Transferencias corrientes internas recibidas del sector público	25.611.904
De la República	22.011.904
De los entes descentralizados sin fines empresariales	3.600.000
INGRESOS DE CAPITAL	**1.894.759**
RECURSOS PROPIOS DE CAPITAL	99.368
Incremento de la depreciación y amortización acumuladas	99.368
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.795.391
Transferencias y donaciones de capital del sector público	1.795.391
Transferencias de capital recibidas del sector público	1.795.391
De la República	1.795.391
TOTAL RECURSOS	**30.731.663**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**28.879.272**
GASTOS DE CONSUMO	28.001.128
Remuneraciones	22.048.654
Sueldos, salarios y otras retribuciones	6.966.619
Beneficios y complementos de sueldos y salarios	9.587.710
Aportes patronales	1.332.959
Prestaciones sociales y otras indemnizaciones	1.280.596
Asistencia socioeconómica	2.880.770
Compra de bienes y servicios	5.124.310
Bienes de consumo	3.507.370
Servicios no personales	1.616.940
Impuestos indirectos	728.796
Depreciación y amortización	99.368
TRANSFERENCIAS Y DONACIONES CORRIENTES	878.144
Al sector privado	878.144
Transferencias corrientes al sector privado	878.144
Directas a personas	878.144
Otras transferencias directas a personas	878.144
GASTOS DE CAPITAL	**1.852.391**
INVERSIÓN REAL DIRECTA	1.852.391
Formación bruta de capital fijo	1.852.391
Maquinaria, equipos y otros bienes muebles	709.000
Construcciones de bienes de dominio privado	1.143.391
TOTAL GASTOS	**30.731.663**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120902	Plan de Formación Integral Universitario Turístico	Estudiante			1.426	1.334.448	16.834.075		2.145.000	20.313.523
	TOTAL					**1.334.448**	**16.834.075**		**2.145.000**	**20.313.523**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.973.220		1.455.000	8.428.220
02	Gestión administrativa	1.989.920				1.989.920
	TOTAL	**1.989.920**	**6.973.220**		**1.455.000**	**10.418.140**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**70**	**34**		**104**	**6.847.518**		**6.847.518**
Alto Nivel y de Dirección	1			1	183.564		183.564
Profesional y Técnico	16	7		23	1.121.188		1.121.188
Personal Administrativo	2	3		5	310.776		310.776
Personal Docente	43	11		54	4.361.486		4.361.486
Obrero	8	13		21	870.504		870.504
Personal Contratado	**34**			**34**	**119.101**		**119.101**
Personal Docente	34			34	119.101		119.101
TOTAL	**104**	**34**		**138**	**6.966.619**		**6.966.619**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	22.048.654
4.02	Materiales, suministros y mercancías	3.507.370
4.03	Servicios no personales	2.345.736
4.04	Activos reales	1.852.391
4.07	Transferencias y donaciones	878.144
4.08	Otros gastos	99.368
	TOTAL	**30.731.663**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**28.836.904**
INGRESOS CORRIENTES ORDINARIOS	28.836.904
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.225.000
Venta de otros bienes y servicios	3.225.000
TRANSFERENCIAS CORRIENTES	25.611.904
Transferencias corrientes del sector público	25.611.904
Transferencias corrientes internas recibidas del sector público	25.611.904
De la República	22.011.904
Ministerio del Poder Popular para la Educación Universitaria	2.145.000
Recursos Ordinarios	2.145.000
Ministerio del Poder Popular para el Turismo	19.866.904
Recursos Ordinarios	19.866.904
De los entes descentralizados sin fines empresariales	3.600.000
Instituto Nacional de Turismo (INATUR)	3.600.000
1.2 GASTOS CORRIENTES	**28.879.272**
GASTOS DE CONSUMO	28.001.128
Remuneraciones	22.048.654
Sueldos, salarios y otras retribuciones	6.966.619
Beneficios y complementos de sueldos y salarios	9.587.710
Aportes patronales	1.332.959
Prestaciones sociales y otras indemnizaciones	1.280.596
Asistencia socioeconómica	2.880.770
Compra de bienes y servicios	5.124.310
Bienes de consumo	3.507.370
Servicios no personales	1.616.940
Impuestos indirectos	728.796
Depreciación y amortización	99.368
TRANSFERENCIAS Y DONACIONES CORRIENTES	878.144

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector privado	878.144
Transferencias corrientes al sector privado	878.144
Directas a personas	878.144
Otras transferencias directas a personas	878.144
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(42.368)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.852.391**
RECURSOS PROPIOS DE CAPITAL	57.000
Desahorro en cuenta corriente	(42.368)
Incremento de la depreciación y amortización acumuladas	99.368
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.795.391
Transferencias y donaciones de capital del sector público	1.795.391
Transferencias de capital recibidas del sector público	1.795.391
De la República	1.795.391
Ministerio del Poder Popular para el Turismo	1.795.391
Recursos Ordinarios	1.795.391
2.2 GASTOS DE CAPITAL	**1.852.391**
INVERSIÓN REAL DIRECTA	1.852.391
Formación bruta de capital fijo	1.852.391
Maquinaria, equipos y otros bienes muebles	709.000
Construcciones de bienes de dominio privado	1.143.391
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1329

Instituto Nacional de Turismo (INATUR)

INSTITUTO NACIONAL DE TURISMO (INATUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Turismo (INATUR), conforme a las estrategias del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, formula su presupuesto centrado en la actividad turística como generadora de trabajo y bienestar a las comunidades, a través de la capacitación y formación continua de las ciudadanas y ciudadanos para el desarrollo del turismo, atendiendo especialmente aquellas actividades educativas que procuren el desarrollo y fortalecimiento de las comunidades organizadas, consejos comunales y demás formas de participación popular, a través de la sensibilización, capacitación y formación turística continua del recurso humano necesario para el área turística, así como la valoración de los atractivos naturales y del patrimonio cultural de los diferentes sitios de interés turísticos del país, a través de la promoción de Venezuela como producto turístico altamente competitivo a nivel nacional e internacional.

La diversificación de los planes del ente son ejecutados a nivel nacional por intermedio de los Fondos Mixtos de Turismo, localizados en cada uno de los estados del país, con el fin de canalizar y evaluar los distintos proyectos turísticos presentados por particulares y empresas interesadas en la actividad turística en cualquier localidad del país.

El presupuesto de gasto el año 2014 asciende a Bs. 536.900.023, que será financiado con ingresos corrientes por Bs. 480.000.000, provenientes de la recaudación por concepto de la contribución especial del 1% fijado en la Ley Orgánica de Turismo, ingresos de capital Bs. 7.131.029, derivados del incremento de la depreciación y amortización acumuladas y fuentes de financiamiento por Bs. 49.768.994, producto de la disminución de disponibilidades de bancos

La contribución especial del 1% de los prestadores de servicios turísticos, será dirigida al cumplimiento de los planes de promoción, capacitación y formación de las ciudadanas y ciudadanos para el desarrollo del sistema turístico nacional, a través de proyectos atractivos y destinos turísticos nacionales e internacionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**480.000.000**
INGRESOS CORRIENTES ORDINARIOS	480.000.000
INGRESOS NO TRIBUTARIOS	480.000.000
Ingresos por contribuciones especiales	480.000.000
INGRESOS DE CAPITAL	**7.131.029**
RECURSOS PROPIOS DE CAPITAL	7.131.029
Incremento de la depreciación y amortización acumuladas	7.131.029
FUENTES DE FINANCIAMIENTO	**49.768.994**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	49.768.994
Disminución de otros activos financieros	49.768.994
Disminución de disponibilidades	49.768.994
Disminución de bancos	49.768.994
TOTAL RECURSOS	**536.900.023**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**509.398.412**
GASTOS DE CONSUMO	493.447.236
Remuneraciones	186.735.835
Sueldos, salarios y otras retribuciones	25.934.601
Beneficios y complementos de sueldos y salarios	82.065.310
Aportes patronales	4.604.049
Prestaciones sociales y otras indemnizaciones	14.987.480
Asistencia socioeconómica	59.144.395
Compra de bienes y servicios	282.926.748
Bienes de consumo	29.137.136
Servicios no personales	253.789.612
Impuestos indirectos	16.653.624
Depreciación y amortización	7.131.029
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.951.176
Al sector privado	1.903.344
Transferencias corrientes al sector privado	1.283.344
Directas a personas	1.283.344
Pensiones y otros beneficios asociados	726.096
Jubilaciones y otros beneficios asociados	557.248
Donaciones corrientes al sector privado	620.000
Donaciones a personas	500.000
Donaciones a instituciones sin fines de lucro	120.000
Al sector público	4.700.000
Transferencias corrientes al sector público	4.700.000
A los entes descentralizados sin fines empresariales para sus gastos	4.700.000
Al sector externo	9.347.832
Transferencias corrientes al exterior	9.347.832
A organismos internacionales	9.347.832
GASTOS DE CAPITAL	**23.701.611**
INVERSIÓN REAL DIRECTA	23.701.611

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Formación bruta de capital fijo	22.595.623
Maquinaria, equipos y otros bienes muebles	11.483.771
Construcciones de bienes de dominio público	11.111.852
Bienes intangibles	1.105.988
APLICACIONES FINANCIERAS	**3.800.000**
DISMINUCIÓN DE PASIVOS	3.800.000
Disminución de cuentas y efectos por pagar	3.800.000
Disminución de cuentas y efectos por pagar a corto plazo	3.800.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	170.000
Disminución de aportes patronales y retenciones laborales por pagar	130.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	50.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	20.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	20.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000
Disminución cuentas por pagar a contratistas a corto plazo	1.500.000
TOTAL GASTOS	**536.900.023**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem	Masc	Total					
120614	Plan nacional de sensibilización y capacitación hacia la consolidación de Venezuela como potencia turística	Participante	17.000	15.100	32.100	30.000.000				30.000.000
120651	Feria Internacional de Turismo de Venezuela - "FitVen2014"	Intercambio			943	15.000.001				15.000.001
120659	Construcción, rehabilitación y restauración de inmuebles	Obra			7	20.000.000				20.000.000
122120	Plan de Mercadeo Turístico de Venezuela	Visita			1.000.000	100.000.000				100.000.000
	TOTAL					**165.000.001**				**165.000.001**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	162.756.982				162.756.982
02	Gestión administrativa	207.859.696				207.859.696
03	Previsión y protección social	1.283.344				1.283.344
	TOTAL	**371.900.022**				**371.900.022**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**54**	**37**	**39**	**130**	**6.412.800**	**7.452.000**	**13.864.800**
Alto Nivel y de Dirección		1		1	187.029		187.029
Directivo	7	6		13	2.476.971		2.476.971
Profesional y Técnico	20	5	34	59	1.410.041	5.681.048	7.091.089
Personal Administrativo	7		5	12	286.759	1.155.352	1.442.111
Obrero	20	25		45	2.052.000	615.600	2.667.600
Personal Contratado	**186**	**136**		**322**	**18.427.201**		**18.427.201**
Profesional y Técnico	169	133		302	17.286.197		17.286.197
Personal Administrativo	17	3		20	1.141.004		1.141.004
TOTAL	**240**	**173**	**39**	**452**	**24.840.001**	**7.452.000**	**32.292.001**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**1**	**3**	**726.096**
Obreros		1	1	242.232
Empleados	2		2	483.864
Jubilados	**2**	**1**	**3**	**557.248**
Obreros		1	1	168.672
Empleados	2		2	388.576
TOTAL	**4**	**2**	**6**	**1.283.344**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	186.735.835
4.02	Materiales, suministros y mercancías	29.137.136
4.03	Servicios no personales	270.443.236
4.04	Activos reales	23.701.611
4.07	Transferencias y donaciones	15.951.176
4.08	Otros gastos	7.131.029
4.11	Disminución de pasivos	3.800.000
	TOTAL	**536.900.023**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**480.000.000**
INGRESOS CORRIENTES ORDINARIOS	480.000.000
INGRESOS NO TRIBUTARIOS	480.000.000
Ingresos por contribuciones especiales	480.000.000
1.2 GASTOS CORRIENTES	**509.398.412**
GASTOS DE CONSUMO	493.447.236
Remuneraciones	186.735.835
Sueldos, salarios y otras retribuciones	25.934.601
Beneficios y complementos de sueldos y salarios	82.065.310
Aportes patronales	4.604.049
Prestaciones sociales y otras indemnizaciones	14.987.480
Asistencia socioeconómica	59.144.395
Compra de bienes y servicios	282.926.748
Bienes de consumo	29.137.136
Servicios no personales	253.789.612
Impuestos indirectos	16.653.624
Depreciación y amortización	7.131.029
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.951.176
Al sector privado	1.903.344
Transferencias corrientes al sector privado	1.283.344
Directas a personas	1.283.344
Pensiones y otros beneficios asociados	726.096
Jubilaciones y otros beneficios asociados	557.248
Donaciones corrientes al sector privado	620.000
Donaciones a personas	500.000
Donaciones a instituciones sin fines de lucro	120.000
Al sector público	4.700.000
Transferencias corrientes al sector público	4.700.000
A los entes descentralizados sin fines empresariales para sus gastos	4.700.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector externo	9.347.832
Transferencias corrientes al exterior	9.347.832
A organismos internacionales	9.347.832
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(29.398.412)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(22.267.383)**
RECURSOS PROPIOS DE CAPITAL	(22.267.383)
Desahorro en cuenta corriente	(29.398.412)
Incremento de la depreciación y amortización acumuladas	7.131.029
2.2 GASTOS DE CAPITAL	**23.701.611**
INVERSIÓN REAL DIRECTA	23.701.611
Formación bruta de capital fijo	22.595.623
Maquinaria, equipos y otros bienes muebles	11.483.771
Construcciones de bienes de dominio público	11.111.852
Bienes intangibles	1.105.988
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(45.968.994)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**49.768.994**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	49.768.994
Disminución de otros activos financieros	49.768.994
Disminución de disponibilidades	49.768.994
Disminución de bancos	49.768.994
3.2 APLICACIONES FINANCIERAS	**49.768.994**
DISMINUCIÓN DE PASIVOS	3.800.000
Disminución de cuentas y efectos por pagar	3.800.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas y efectos por pagar a corto plazo	3.800.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	170.000
Disminución de aportes patronales y retenciones laborales por pagar	130.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	50.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	20.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	20.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	20.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000
Disminución cuentas por pagar a contratistas a corto plazo	1.500.000
DÉFICIT FINANCIERO	45.968.994

45

Ministerio del Poder Popular de Petróleo y Minería

Ministerio del Poder Popular de Petróleo y Minería

A0199 Instituto Nacional de Geología y Minería (INGEOMIN)

A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"

A0361 Fundación Oro Negro

A0418 Fundación Misión Ribas

A0428 Fundación Misión Piar

A0489 Fundación Fondo Nacional para la Producción Lechera

A0661 Instituto Nacional de Canalizaciones (INC)

A0900 Ente Nacional del Gas (ENAGAS)

A0956 Servicio Autónomo de Metrología de Hidrocarburos

A0199

Instituto Nacional de Geología y Minería (INGEOMIN)

INSTITUTO NACIONAL DE GEOLOGÍA Y MINERÍA (INGEOMIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Geología y Minería (INGEOMIN) desde su fecha de creación en el Decreto N° 295, publicado en la Gaceta Extraordinaria Nº 5.382 del 28 de septiembre de 1999, donde se expresa en forma precisa su objetivo fundamental "la realización de investigaciones principalmente de carácter interdisciplinario en las áreas de geología, recursos minerales, geofísica geoquímica, geotécnica y demás aéreas afines", entre otras, está orientado al fortalecimiento y la reactivación del sector minero y los estudios geológicos, en busca de lograr mayor impulso y relevancia de las políticas inherentes a este importante sector de la economía productiva.

La institución realiza investigaciones, estudios de factibilidad, estudio de los inventarios de recursos minerales y las cartografías geológicas, geotécnicas, geoquímicas, ayudando a impulsar el crecimiento y desarrollo socioeconómico del país.

Bajo estas premisas la Institución, ha creado tres proyectos para el presupuesto 2014, que coadyuvan no solo con su objeto de creación sino que también a los Grandes Objetivos Históricos y Nacionales del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, además de cumplir con los objetivos estratégicos de nuestro organismo de adscripción el Ministerio del Poder Popular de Petróleo y Minería, en pro de los Convenios Internacionales firmados por la República.

El Proyecto Exploración Minera de Bolívar con una (01) Acción Específica que va a permitir compilar, revisar la cartografía básica geológica existente, y dar respuesta al Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en su Objetivo Histórico III "En Convertir a Venezuela en un País potencia en lo social, en lo económico y lo político dentro de la gran potencia naciente de América Latina y el Caribe, que garantice la conformación de una zona de Paz en nuestra América".

En el Proyecto Exploración Minera en los Andes Venezolanos y la Sierra de Perijá con una (01) acción específica pretende dar respuesta a los minerales metálicos y no metálicos, que se enmarcan en esta zona, así como también, crear un Sistema de Información Geográfico en el área de la Geociencias que permita dar apoyo a futuras investigaciones que se ejecuten por distintos organismos, tanto públicos como privados.

Finalmente, todas estas acciones permitirán ampliar el espectro geográfico y preservar los recursos minerales estratégicos existentes en el país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**27.269.200**
INGRESOS CORRIENTES ORDINARIOS	27.269.200
TRANSFERENCIAS CORRIENTES	25.769.200
Transferencias corrientes del sector público	25.769.200
Transferencias corrientes internas recibidas del sector público	25.769.200
De la República	25.769.200
Ministerio del Poder Popular de Petróleo y Minería	25.769.200
Recursos Ordinarios	25.769.200
OTROS INGRESOS	1.500.000
Otros ingresos ajenos a la operación	1.500.000
INGRESOS DE CAPITAL	**62.550**
RECURSOS PROPIOS DE CAPITAL	62.550
Incremento de la depreciación y amortización acumuladas	62.550
TOTAL RECURSOS	**27.331.750**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**27.331.750**
GASTOS DE CONSUMO	27.251.750
Remuneraciones	27.189.200
Sueldos, salarios y otras retribuciones	14.175.966
Beneficios y complementos de sueldos y salarios	4.530.384
Aportes patronales	1.866.050
Prestaciones sociales y otras indemnizaciones	2.178.320
Asistencia socioeconómica	3.738.480
Otros gastos de personal	700.000
Depreciación y amortización	62.550
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Transferencias corrientes al sector privado	80.000
Directas a personas	80.000
Jubilaciones y otros beneficios asociados	80.000
TOTAL GASTOS	**27.331.750**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122896	Exploración minera de Guayana	Digitalización			3		9.019.220			9.019.220
123040	Exploración Minera en los Andes Venezolanos y Sierra de Perijá	Digitalización			3		9.019.220			9.019.220
123054	Servicios a Terceros	Mapa			3	1.420.000				1.420.000
	TOTAL					**1.420.000**	**18.038.440**			**19.458.440**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.730.760			7.730.760
02	Gestión administrativa	62.550				62.550
03	Previsión y protección social	80.000				80.000
	TOTAL	**142.550**	**7.730.760**			**7.873.310**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**106**	**130**	**91**	**327**	**8.683.481**	**22.790**	**8.706.271**
Alto Nivel y de Dirección	3	6	9	18	1.672.500		1.672.500
Profesional y Técnico	58	69	62	189	4.702.037		4.702.037
Personal Administrativo	15		20	35	1.327.500		1.327.500
Obrero	30	55		85	981.444	22.790	1.004.234
Personal Contratado	**50**	**51**		**101**	**2.182.704**		**2.182.704**
Profesional y Técnico	50	34		84	1.485.668		1.485.668
Obrero		17		17	697.036		697.036
TOTAL	**156**	**181**	**91**	**428**	**10.866.185**	**22.790**	**10.888.975**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**4**	**5**	**9**	**80.000**
Empleados	4	5	9	80.000
TOTAL	**4**	**5**	**9**	**80.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	27.189.200
4.07	Transferencias y donaciones	80.000
4.08	Otros gastos	62.550
	TOTAL	**27.331.750**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**27.269.200**
INGRESOS CORRIENTES ORDINARIOS	27.269.200
TRANSFERENCIAS CORRIENTES	25.769.200
Transferencias corrientes del sector público	25.769.200
Transferencias corrientes internas recibidas del sector público	25.769.200
De la República	25.769.200
Ministerio del Poder Popular de Petróleo y Minería	25.769.200
Recursos Ordinarios	25.769.200
OTROS INGRESOS	1.500.000
Otros ingresos ajenos a la operación	1.500.000
1.2 GASTOS CORRIENTES	**27.331.750**
GASTOS DE CONSUMO	27.251.750
Remuneraciones	27.189.200
Sueldos, salarios y otras retribuciones	14.175.966
Beneficios y complementos de sueldos y salarios	4.530.384
Aportes patronales	1.866.050
Prestaciones sociales y otras indemnizaciones	2.178.320
Asistencia socioeconómica	3.738.480
Otros gastos de personal	700.000
Depreciación y amortización	62.550
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Transferencias corrientes al sector privado	80.000
Directas a personas	80.000
Jubilaciones y otros beneficios asociados	80.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(62.550)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en cuenta corriente	(62.550)
Incremento de la depreciación y amortización acumuladas	62.550
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0356

Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGÍA Y MINAS "LA ALQUITRANA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Guardería Infantil La Alquitrana, ente adscrito al Ministerio del Poder Popular de Petróleo y Minería, inicia sus actividades en el año 1978 con una matrícula de 47 alumnos (as), en una sede única ubicada en Caracas en la urbanización Alta Florida.

En la actualidad se atienden a 1.172 niños (as), distribuidos en 9 sedes en el Área Metropolitana de Caracas; y una nueva sede en la Cuidad de Maracaibo Estado Zulia, que inició sus funciones en el año 2013. Aun así la necesidad de cupos sigue incrementándose, razón por la cual se estima poner en funcionamiento dos nuevas sedes en la Ciudad de Caracas, para poder satisfacer la creciente demanda.

Es por ello, que la Institución se propone como Proyecto para el próximo año escolar ampliar la capacidad de cupos en la ciudad Capital e interior del país, a fin de cubrir la necesidad de las trabajadoras y trabajadores de contar con un Centro de Educación Inicial, cercano a su sitio de trabajo donde se le proporcione a sus representados educación integral, fomentando en ellos el desarrollo pleno de la inteligencia, el lenguaje y se formen niñas y niños sanos, participativos, creativos, espontáneos, con identidad cultural, personal y nacional, con valores de libertad, justicia, honestidad, convivencia comunitaria y familiar, con conciencia conservacionista y manejo de tecnología en un clima lúdico y de afectividad.

Todo esto bajo un proceso de corresponsabilidad entre la familia, las comunidades y el Estado, lo que permitirá elevar la calidad de vida de las familias involucradas en el proyecto, promoviendo la formación de valores cónsonos a la nueva sociedad, con lo cual se estaría contribuyendo con los cinco grandes objetivos históricos de la Propuesta del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 a saber, continuar construyendo el socialismo bolivariano del siglo XXI, en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello, asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo.

Para el desarrollo del Proyecto se proponen los siguientes objetivos:

- Proporcionar Infraestructuras acondicionadas para la atención integral de las niñas y los niños.
- Brindar educación integral a niñas y niños hijos de trabajadoras y trabajadores del Ministerio del Poder Popular de Petróleo y Minería y entes adscritos en edades comprendidas entre 4 meses a 6 años durante su jornada laboral.
- Desarrollar en la niña y el niño la formación personal y social, la relación con el ambiente, la comunicación y la representación a través del lenguaje oral y escrito, la expresión artística y corporal y los procesos lógicos matemáticos.
- Ofrecer atención integral de salud a través de un equipo interdisciplinario en las áreas de nutrición, pediatría, odontología, psicología, psicopedagogía, terapia de lenguaje y terapia ocupacional.

POLÍTICA DE FINANCIAMIENTO

Las fuentes de financiamiento previstas para el ejercicio fiscal 2014, están conformadas por Bs. 16.547.339, provenientes de la transferencia corriente que le otorga el Ministerio del Poder Popular de Petróleo y Minería por Bs. 13.507.941, ingresos de capital Bs. 339.398 y disminución de bancos por Bs. 2.700.000.

POLÍTICA DEL GASTO

El total de egresos previstos es de Bs. 16.547.339, de los cuales se destinarán a cubrir el gasto de personal Bs. 10.469.295, materiales, suministros y mercancías Bs. 3.473.305, necesarios para el normal funcionamiento de la guardería; servicios no personales por Bs. 1.395.292, transferencias y donaciones corrientes Bs. 368.549, activos reales Bs. 501.500 y por otros gastos Bs. 339.398.

Para el año 2014, contará con una planta de personal de 588 trabajadores, con un costo remunerativo de Bs. 5.829.315, necesarios para la ejecución de los proyectos y normal desenvolvimiento de las actividades medulares de la fundación.

Para el financiamiento de los proyectos la Fundación Guardería Infantil La Alquitrana, estima ejecutar un (1) proyecto, por un monto de Bs. 14.544.477 (88%) y para las Acciones Centralizadas del ente se estiman Bs. 2.002.862 (12%).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**13.507.941**
INGRESOS CORRIENTES ORDINARIOS	13.507.941
TRANSFERENCIAS CORRIENTES	13.507.941
Transferencias corrientes del sector público	13.507.941
Transferencias corrientes internas recibidas del sector público	13.507.941
De la República	13.507.941
INGRESOS DE CAPITAL	**339.398**
RECURSOS PROPIOS DE CAPITAL	339.398
Incremento de la depreciación y amortización acumuladas	339.398
FUENTES DE FINANCIAMIENTO	**2.700.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.700.000
Disminución de otros activos financieros	2.700.000
Disminución de disponibilidades	2.700.000
Disminución de bancos	2.700.000
TOTAL RECURSOS	**16.547.339**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**16.045.839**
GASTOS DE CONSUMO	15.677.290
Remuneraciones	10.469.295
Sueldos, salarios y otras retribuciones	6.043.828
Beneficios y complementos de sueldos y salarios	3.103.506
Aportes patronales	373.209
Asistencia socioeconómica	948.752
Compra de bienes y servicios	4.334.597
Bienes de consumo	3.473.305
Servicios no personales	861.292
Impuestos indirectos	534.000
Depreciación y amortización	339.398
TRANSFERENCIAS Y DONACIONES CORRIENTES	368.549
Al sector privado	368.549
Transferencias corrientes al sector privado	368.549
Directas a personas	368.549
Pensiones y otros beneficios asociados	81.852
Jubilaciones y otros beneficios asociados	286.697
GASTOS DE CAPITAL	**501.500**
INVERSIÓN REAL DIRECTA	501.500
Formación bruta de capital fijo	501.500
Maquinaria, equipos y otros bienes muebles	501.500
TOTAL GASTOS	**16.547.339**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122430	Proporcionar educación inicial a los hijos de los trabajadores del MENPET y Entes Adscritos	Estudiante			1.500	1.036.536	13.507.941			14.544.477
TOTAL						1.036.536	13.507.941			14.544.477

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.048.915				1.048.915
02	Gestión administrativa	585.398				585.398
03	Previsión y protección social	368.549				368.549
TOTAL		2.002.862				2.002.862

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**74**	**13**	**9**	**96**	**1.079.104**		**1.079.104**
Alto Nivel y de Dirección			1	1	13.521		13.521
Directivo			4	4	36.227		36.227
Profesional y Técnico	16	3	1	20	234.327		234.327
Personal Administrativo	5	1		6	60.827		60.827
Personal Docente	45		3	48	539.055		539.055
Obrero	8	9		17	195.147		195.147
Personal Fijo a Tiempo Parcial	**1**			**1**	**13.148**		**13.148**
Personal Docente	1			1	13.148		13.148
Personal Contratado	**438**	**53**		**491**	**4.737.063**		**4.737.063**
Directivo	3			3	47.721		47.721
Profesional y Técnico	36	2		38	381.765		381.765
Personal Administrativo	82	51		133	1.288.457		1.288.457
Personal Docente	317			317	3.019.120		3.019.120
TOTAL	**513**	**66**	**9**	**588**	**5.829.315**		**5.829.315**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**	**1**	**2**	**81.852**
Obreros		1	1	40.926
Empleados	1		1	40.926
Jubilados	**6**	**1**	**7**	**286.697**
Obreros	3	1	4	163.799
Empleados	1		1	40.926
Docentes	2		2	81.972
TOTAL	**7**	**2**	**9**	**368.549**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	10.469.295
4.02	Materiales, suministros y mercancías	3.473.305
4.03	Servicios no personales	1.395.292
4.04	Activos reales	501.500
4.07	Transferencias y donaciones	368.549
4.08	Otros gastos	339.398
	TOTAL	**16.547.339**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**13.507.941**
INGRESOS CORRIENTES ORDINARIOS	13.507.941
TRANSFERENCIAS CORRIENTES	13.507.941
Transferencias corrientes del sector público	13.507.941
Transferencias corrientes internas recibidas del sector público	13.507.941
De la República	13.507.941
Recursos Ordinarios	13.507.941
1.2 GASTOS CORRIENTES	**16.045.839**
GASTOS DE CONSUMO	15.677.290
Remuneraciones	10.469.295
Sueldos, salarios y otras retribuciones	6.043.828
Beneficios y complementos de sueldos y salarios	3.103.506
Aportes patronales	373.209
Asistencia socioeconómica	948.752
Compra de bienes y servicios	4.334.597
Bienes de consumo	3.473.305
Servicios no personales	861.292
Impuestos indirectos	534.000
Depreciación y amortización	339.398
TRANSFERENCIAS Y DONACIONES CORRIENTES	368.549
Al sector privado	368.549
Transferencias corrientes al sector privado	368.549
Directas a personas	368.549
Jubilaciones y otros beneficios asociados	368.549
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.537.898)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.198.500)**
RECURSOS PROPIOS DE CAPITAL	(2.198.500)
Ahorro/ (Desahorro en cuenta corriente)	(2.537.898)
Incremento de la depreciación y amortización acumuladas	339.398
2.2 GASTOS DE CAPITAL	**501.500**
INVERSIÓN REAL DIRECTA	501.500
Formación bruta de capital fijo	501.500
Maquinaria, equipos y otros bienes muebles	501.500
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.700.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.700.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.700.000
Disminución de otros activos financieros	2.700.000
Disminución de disponibilidades	2.700.000
Disminución de bancos	2.700.000
3.2 APLICACIONES FINANCIERAS	**2.700.000**
DÉFICIT FINANCIERO	2.700.000

A0361

Fundación Oro Negro

FUNDACIÓN ORO NEGRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Oro Negro tiene como objetivo organizar y ejecutar programas sociales, culturales, de otorgamiento de créditos hipotecarios para vivienda, recreativos y deportivos que contribuyan a elevar la calidad de vida de los empleados y obreros del Ministerio del Poder Popular de Petróleo y Minería (Mpppm) y de sus entes adscritos. Por otra parte, la Fundación brindará ayuda socioeconómica, principalmente en materia de salud, a la comunidad organizada, casos particulares y a entes públicos y privados en el marco del establecimiento de la disminución de la brecha e inequidad en salud; se contribuirá mediante el otorgamiento de créditos hipotecarios a fin de facilitar el acceso a una vivienda digna y a los servicios urbanos a trabajadores fijos, empleados, obreros, jubilados y pensionados por invalidez del Mpppm y sus entes adscritos.

POLÍTICA DE FINANCIAMIENTO

La Fundación Oro Negro para alcanzar tales objetivos contará con un aporte presupuestario asignado por el Ministerio del Poder Popular de Petróleo y Minería por el orden de Bs. 20.857.485, Transferencia de la República a través del Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno (Misión Barrio Adentro Deportivo) por Bs. 48.305.242, transferencia de Petróleos de Venezuela, S.A. (Pdvsa) de Bs. 15.340.845, ingresos de la propiedad (intereses) Bs. 3.417.400, otros ingresos por la cantidad de Bs. 9.178.400, ingresos de capital Bs. 77.872, y disminución de bancos por Bs. 9.606.080, con lo cual, los recursos para el ejercicio fiscal del año 2014 de la Fundación ascienden a Bs. 106.783.324.

POLÍTICA DE GASTOS

La Fundación Oro Negro orientará sus gastos hacia el desarrollo de los siguientes proyectos:

- Misión Barrio Adentro Deportivo a nivel nacional.
- Ayudas socioeconómicas dirigidas a ciudadanos y ciudadanas de escasos recursos a nivel nacional.
- Plan vivienda del Mpppm y entes adscritos a nivel nacional.
- Promoción de las manifestaciones y tradiciones venezolanas y latinoamericanas.
- Plan vacacional interinstitucional para los hijos y familiares de los trabajadores del Ministerio.

El total de egresos previstos por la Fundación para el funcionamiento y operación para el año 2014 es de Bs. 106.783.324, de los cuales se destinarán a cubrir el gasto de personal Bs. 12.450.088, materiales, suministros y mercancías Bs. 1.300.766, necesarios para el normal funcionamiento; servicios no personales por Bs. 4.130.498, transferencias y donaciones corrientes Bs. 61.528.250, activos reales Bs. 878.712, inversión financiera por la cantidad de Bs. 25.917.138, disminución de pasivos 500.000 y Bs. 77.872 otros gastos.

Del monto total del presupuesto de gastos, el 93% es decir, Bs. 98.859.226 estarán dirigidos a los proyectos y el restante 7% Bs. 7.924.098 a las acciones centralizadas.

La Fundación contará con una plantilla de personal de 104 trabajadores a un costo de Bs. 12.450.088.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**97.099.372**
INGRESOS CORRIENTES ORDINARIOS	97.099.372
INGRESOS DE LA PROPIEDAD	3.417.400
Intereses	3.417.400
Intereses internos	3.417.400
Intereses por préstamos	3.417.400
TRANSFERENCIAS CORRIENTES	84.503.572
Transferencias corrientes del sector público	84.503.572
Transferencias corrientes internas recibidas del sector público	84.503.572
De la República	69.162.727
Recursos Ordinarios	
Ministerio del Poder Popular de Petróleo y Minería	20.857.485
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	48.305.242
De los entes descentralizados con fines empresariales petroleros	15.340.845
Petróleos de Venezuela, S.A. (Pdvsa)	15.340.845
OTROS INGRESOS	9.178.400
Otros ingresos ajenos a la operación	9.178.400
INGRESOS DE CAPITAL	**77.872**
RECURSOS PROPIOS DE CAPITAL	77.872
Incremento de la depreciación y amortización acumuladas	77.872
FUENTES DE FINANCIAMIENTO	**9.606.080**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.606.080
Disminución de otros activos financieros	9.606.080
Disminución de disponibilidades	9.606.080
Disminución de bancos	9.606.080
TOTAL RECURSOS	**106.783.324**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**79.487.474**
GASTOS DE CONSUMO	17.959.224
Remuneraciones	12.450.088
Sueldos, salarios y otras retribuciones	5.879.748
Beneficios y complementos de sueldos y salarios	4.093.848
Aportes patronales	651.864
Prestaciones sociales y otras indemnizaciones	1.694.628
Asistencia socioeconómica	130.000
Compra de bienes y servicios	5.431.264
Bienes de consumo	1.300.766
Servicios no personales	4.130.498
Depreciación y amortización	77.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	61.528.250
Al sector privado	61.528.250
Transferencias corrientes al sector privado	431.212
Directas a personas	431.212
Pensiones y otros beneficios asociados	177.272
Jubilaciones y otros beneficios asociados	253.940
Donaciones corrientes al sector privado	61.097.038
Donaciones a personas	61.097.038
GASTOS DE CAPITAL	**878.712**
INVERSIÓN REAL DIRECTA	878.712
Formación bruta de capital fijo	878.712
Maquinaria, equipos y otros bienes muebles	740.000
Bienes preexistentes	138.712

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	26.417.138
INVERSIÓN FINANCIERA	25.917.138
Incremento de otros activos financieros	25.917.138
Incremento de cuentas por cobrar a mediano y largo plazo	25.917.138
Incremento de otras cuentas por cobrar a mediano y largo plazo	25.917.138
DISMINUCIÓN DE PASIVOS	500.000
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de aportes patronales y retenciones laborales por pagar	500.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Nacional de Capacitación y Educación Socialista (Inces)	500.000
TOTAL GASTOS	**106.783.324**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2014
122070	Misión Barrio Adentro Deportivo a nivel nacional en el año 2014	participante			5.141.000	7.200.000	48.305.242			55.505.242
122226	Ayudas socioeconómicas dirigidas a ciudadanos y ciudadanas de escasos recursos a nivel nacional, en el año 2014	atención			487		9.025.567			9.025.567
122271	Plan Vivienda del MPPPM y Entes Adscritos a nivel nacional, en el año 2014	crédito			120	12.502.500			15.340.845	27.843.345
122441	Promoción de las manifestaciones y tradiciones venezolanas y latinoamericanas, en el año 2014	evento			13	110.400	3.019.692			3.130.092
122579	Plan Vacacional Interinstitucional para los hijos y familiares de los trabajadores del Ministerio, para el año 2014	participante			4.150	800.000	2.554.980			3.354.980
TOTAL						**20.612.900**	**62.905.481**		**15.340.845**	**98.859.226**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	23.400	4.408.776			4.432.176
02	Gestión administrativa	1.212.240	1.848.470			3.060.710
03	Previsión y protección social	431.212				431.212
	TOTAL	**1.666.852**	**6.257.246**			**7.924.098**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**28**	**18**	**19**	**65**	**2.934.936**	**1.018.572**	**3.953.508**
Directivo	1	2	1	4	171.744		171.744
Profesional y Técnico	24	6	18	48	1.987.948	702.815	2.690.763
Personal Administrativo	3	10		13	775.244	315.757	1.091.001
Personal Contratado	**18**	**21**		**39**	**1.926.240**		**1.926.240**
Profesional y Técnico	9	8		17	1.141.368		1.141.368
Personal Administrativo	9	13		22	784.872		784.872
TOTAL	**46**	**39**	**19**	**104**	**4.861.176**	**1.018.572**	**5.879.748**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**1**	**1**	**177.272**
Empleados		1	1	177.272
Jubilados		**1**	**1**	**253.940**
Empleados		1	1	253.940
TOTAL		**2**	**2**	**431.212**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	12.450.088
4.02	Materiales, suministros y mercancías	1.300.766
4.03	Servicios no personales	4.130.498
4.04	Activos reales	878.712
4.05	Activos financieros	25.917.138
4.07	Transferencias y donaciones	61.528.250
4.08	Otros gastos	77.872
4.11	Disminución de pasivos	500.000
	TOTAL	**106.783.324**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**97.099.372**
INGRESOS CORRIENTES ORDINARIOS	97.099.372
INGRESOS DE LA PROPIEDAD	3.417.400
Intereses	3.417.400
Intereses internos	3.417.400
Intereses por préstamos	3.417.400
TRANSFERENCIAS CORRIENTES	84.503.572
Transferencias corrientes del sector público	84.503.572
Transferencias corrientes internas recibidas del sector público	84.503.572
De la República	69.162.727
Recursos Ordinarios	69.162.727
Ministerio del Poder Popular de Petróleo y Minería	20.857.485
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	48.305.242
De los entes descentralizados con fines empresariales petroleros	15.340.845
Petróleos de Venezuela, S.A. (Pdvsa)	15.340.845
OTROS INGRESOS	9.178.400
Otros ingresos ajenos a la operación	9.178.400
1.2 GASTOS CORRIENTES	**79.487.474**
GASTOS DE CONSUMO	17.959.224
Remuneraciones	12.450.088
Sueldos, salarios y otras retribuciones	5.879.748
Beneficios y complementos de sueldos y salarios	4.093.848
Aportes patronales	651.864
Prestaciones sociales y otras indemnizaciones	1.694.628

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Asistencia socioeconómica	130.000
Compra de bienes y servicios	5.431.264
Bienes de consumo	1.300.766
Servicios no personales	4.130.498
Depreciación y amortización	77.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	61.528.250
Al sector privado	61.528.250
Transferencias corrientes al sector privado	431.212
Directas a personas	431.212
Pensiones y otros beneficios asociados	177.272
Jubilaciones y otros beneficios asociados	253.940
Donaciones corrientes al sector privado	61.097.038
Donaciones a personas	61.097.038
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**17.611.898**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**17.689.770**
RECURSOS PROPIOS DE CAPITAL	17.689.770
Ahorro/ (Desahorro) en cuenta corriente	17.611.898
Incremento de la depreciación y amortización acumuladas	77.872
2.2 GASTOS DE CAPITAL	**878.712**
INVERSIÓN REAL DIRECTA	878.712
Formación bruta de capital fijo	878.712
Maquinaria, equipos y otros bienes muebles	740.000
Bienes preexistentes	138.712
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**16.811.058**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**26.417.138**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.606.080
Disminución de otros activos financieros	9.606.080
Disminución de disponibilidades	9.606.080
Disminución de bancos	9.606.080
SUPERÁVIT FINANCIERO	16.811.058
3.2 APLICACIONES FINANCIERAS	**26.417.138**
INVERSIÓN FINANCIERA	25.917.138
Incremento de otros activos financieros	25.917.138
Incremento de cuentas por cobrar a mediano y largo plazo	25.917.138
Incremento de otras cuentas por cobrar a mediano y largo plazo	25.917.138
DISMINUCIÓN DE PASIVOS	500.000
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de aportes patronales y retenciones laborales por pagar	500.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Nacional de Capacitación y Educación Socialista (Inces)	500.000

A0418

Fundación Misión Ribas

FUNDACIÓN MISIÓN RIBAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Misión Ribas es una institución sin fines de lucro, creada mediante Decreto Nº 3.048 de fecha 10 de agosto de 2004, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.999 de fecha 11/08/2004, adscrito al Ministerio del Poder Popular de Petróleo y Minería, cuya función es elevar el nivel educativo de la población venezolana comprometida con el principio de justicia social, consagrada en la Constitución de la República Bolivariana de Venezuela.

La Fundación Misión Ribas para el ejercicio fiscal 2014 estima obtener recursos provenientes de Petróleos de Venezuela, S.A. (Pdvsa) por un monto Bs. 4.363.433.964, Intereses bancarios Bs. 35.000.000 e incremento de la depreciación y amortización acumuladas por Bs. 3.500.000, para un total del presupuesto de Bs. 4.401.933.964.

La Fundación Misión Ribas, para el año 2014 orientará el gasto a continuar con los tres proyectos en proceso de ejecución:

- Misión Ribas 2014, destinados a proporcionar a los ciudadanos y ciudadanas que no han culminado el bachillerato la oportunidad de ingresar a un sistema educativo no excluyente y de calidad que facilite la incorporación al aparato productivo, capacitación de coordinadores y facilitadores en política educativa.

- Misión Ribas Técnica 2014, programa para proporcionar a los vencedores (as) la oportunidad de cursar carreras cortas graduando de técnicos medios en las diversas áreas asociadas a los planes de desarrollo de la nación.

- Misión Ribas Productivo 2014, programa destinado a promocionar y crear Empresas de Producción Social conformadas por vencedores(as) y brigadistas en todo el territorio nacional.

En este sentido, el Presupuesto de Gastos de la Fundación Misión Ribas para el ejercicio fiscal 2014, se estima alcance la cantidad de Bs. 4.401.933.964.

En Gastos de Personal, se estima Bs. 30.164.420 con el fin de cubrir la contratación del personal que requiere el Organismo para su funcionamiento.

En las partidas de materiales, suministros y mercancías por Bs. 1.590.514.425 y Servicios no personales por Bs. 517.905.411, se establecieron los montos necesarios para cubrir los gastos derivados de la adquisición de materiales para construcción de viviendas del plan "La Gran Misión Vivienda Venezuela", servicios de transporte, logística de los eventos, (graduaciones, encuentros de coordinación), dotación de uniformes, zapatos e implementos de seguridad industrial para los brigadistas de construcción y demás gastos para el normal funcionamiento de la Institución. Por otra parte, los activos reales se estiman en Bs. 65.000.000.

Con relación a la partida Transferencias, se prevén recursos por Bs. 2.194.849.708 requeridos para otorgar becas e incentivos para la atención de vencedores y vencedoras, coordinadores, facilitadores, asesores integrales y brigadistas.

Estas brigadas van a contribuir y apoyar a la "Gran Misión Vivienda Venezuela", en las actividades de construcción de viviendas dignas para el pueblo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**4.398.433.964**
INGRESOS CORRIENTES ORDINARIOS	4.398.433.964
INGRESOS DE LA PROPIEDAD	35.000.000
Intereses	35.000.000
Intereses internos	35.000.000
Intereses por depósitos	35.000.000
TRANSFERENCIAS CORRIENTES	4.363.433.964
Transferencias corrientes del sector público	4.363.433.964
Transferencias corrientes internas recibidas del sector público	4.363.433.964
De los entes descentralizados con fines empresariales petroleros	4.363.433.964
Petróleos de Venezuela, S.A. (Pdvsa)	4.363.433.964
INGRESOS DE CAPITAL	**3.500.000**
RECURSOS PROPIOS DE CAPITAL	3.500.000
Incremento de la depreciación y amortización acumuladas	3.500.000
TOTAL RECURSOS	**4.401.933.964**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**4.336.933.964**
GASTOS DE CONSUMO	2.142.084.256
Remuneraciones	30.164.420
Sueldos, salarios y otras retribuciones	30.164.420
Compra de bienes y servicios	2.108.419.836
Bienes de consumo	1.590.514.425
Servicios no personales	517.905.411
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.194.849.708
Al sector privado	2.194.849.708
Transferencias corrientes al sector privado	556.000.000
Directas a personas	556.000.000
Otras transferencias directas a personas	556.000.000
Donaciones corrientes al sector privado	1.638.849.708
Donaciones a personas	1.638.849.708
GASTOS DE CAPITAL	**65.000.000**
INVERSIÓN REAL DIRECTA	65.000.000
Formación bruta de capital fijo	65.000.000
Maquinaria, equipos y otros bienes muebles	65.000.000
TOTAL GASTOS	**4.401.933.964**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121582	Misión Ribas 2014	Atención			650.000				3.933.887.356	3.933.887.356
122731	Misión Ribas Técnica 2014	Estudiante			12.000				182.393.400	182.393.400
122806	Misión Ribas Productivo 2014	Empresa de propiedad social			150				23.400.000	23.400.000
TOTAL									**4.139.680.756**	**4.139.680.756**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras				26.605.108	26.605.108
02	Gestión administrativa	38.500.000			197.148.100	235.648.100
TOTAL		**38.500.000**			**223.753.208**	**262.253.208**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**229**	**271**		**500**	**24.321.937**		**24.321.937**
Directivo	5	3		8	619.248		619.248
Profesional y Técnico	163	168		331	17.009.125		17.009.125
Personal Administrativo	61	100		161	6.693.564		6.693.564
TOTAL	**229**	**271**		**500**	**24.321.937**		**24.321.937**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	30.164.420
4.02	Materiales, suministros y mercancías	1.590.514.425
4.03	Servicios no personales	517.905.411
4.04	Activos reales	65.000.000
4.07	Transferencias y donaciones	2.194.849.708
4.08	Otros gastos	3.500.000
	TOTAL	**4.401.933.964**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.398.433.964**
INGRESOS CORRIENTES ORDINARIOS	4.398.433.964
INGRESOS DE LA PROPIEDAD	35.000.000
Intereses	35.000.000
Intereses internos	35.000.000
Intereses por depósitos	35.000.000
TRANSFERENCIAS CORRIENTES	4.363.433.964
Transferencias corrientes del sector público	4.363.433.964
Transferencias corrientes internas recibidas del sector público	4.363.433.964
De los entes descentralizados con fines empresariales petroleros	4.363.433.964
Petróleos de Venezuela, S.A. (Pdvsa)	
1.2 GASTOS CORRIENTES	**4.336.933.964**
GASTOS DE CONSUMO	2.142.084.256
Remuneraciones	30.164.420
Sueldos, salarios y otras retribuciones	30.164.420
Compra de bienes y servicios	2.108.419.836
Bienes de consumo	1.590.514.425
Servicios no personales	517.905.411
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.194.849.708
Al sector privado	2.194.849.708
Transferencias corrientes al sector privado	556.000.000
Directas a personas	556.000.000
Otras transferencias directas a personas	556.000.000
Donaciones corrientes al sector privado	1.638.849.708
Donaciones a personas	1.638.849.708
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**61.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**65.000.000**
RECURSOS PROPIOS DE CAPITAL	65.000.000
Ahorro/ (Desahorro) en cuenta corriente	61.500.000
Incremento de la depreciación y amortización acumuladas	3.500.000
2.2 GASTOS DE CAPITAL	**65.000.000**
INVERSIÓN REAL DIRECTA	65.000.000
Formación bruta de capital fijo	65.000.000
Maquinaria, equipos y otros bienes muebles	65.000.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0428

Fundación Misión Piar

FUNDACIÓN MISIÓN PIAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La actividad principal de la Fundación Misión Piar, está dirigida a promover la organización de los pequeños mineros, los artesanales y las comunidades indígenas mineras, mediante la asistencia técnica necesaria a efectos de lograr su fortalecimiento; realización de talleres en diversas áreas laborales que permitan incrementar las capacidades de la población indígena minera; propiciar la realización de jornadas mediante la alianza estratégica con diversas instituciones del Estado y otras misiones sociales para optimizar y proporcionar acceso de las comunidades mineras a los servicios básicos, con el único propósito de lograr la obtención de recursos propios, inexistentes a la fecha.

Para el Ejercicio Fiscal 2014, la Fundación Misión Piar programa un presupuesto por Bs. 4.039.663, el cual será financiado en su totalidad con aportes del Ejecutivo Nacional.

Como objetivo institucional, la Fundación se plantea "Contribuir con la diversificación socioproductiva del pequeño minero, minero artesanal y comunidades indígenas mineras, permitiendo afianzar el crecimiento económico y social del país". Por ello, su ámbito de actuación se focaliza fundamentalmente en el Estado Bolívar a través de diez (10) núcleos de acción social, localizados a lo largo de los Municipios: Manuel Piar (Núcleo El Manteco), El Callao (Núcleo El Callao), Sifontes (Núcleos Tumeremo, Las Claritas y El Dorado), Gran Sabana (Núcleos Santa Elena de Uairén e Ikabarú), Angostura (Núcleo La Paragua) y Cedeño (Núcleos Guaniamo y Caicara del Orinoco). Adicionalmente, la Misión Piar tiene presencia en el Estado Táchira con un núcleo de acción social en la población de Lobatera, localidad donde se concentran importantes explotaciones mineras carboníferas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**4.039.663**
INGRESOS CORRIENTES ORDINARIOS	4.039.663
TRANSFERENCIAS CORRIENTES	4.039.663
Transferencias corrientes del sector público	4.039.663
Transferencias corrientes internas recibidas del sector público	4.039.663
De la República	4.039.663
Ministerio del Poder Popular para el Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	3.651.072
Ministerio del Poder Popular de Petróleo y Minería	388.591
TOTAL RECURSOS	**4.039.663**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**4.039.663**
GASTOS DE CONSUMO	3.947.612
Remuneraciones	3.651.072
Sueldos, salarios y otras retribuciones	2.823.283
Beneficios y complementos de sueldos y salarios	827.789
Compra de bienes y servicios	266.135
Bienes de consumo	85.247
Servicios no personales	180.888
Impuestos indirectos	30.405
TRANSFERENCIAS Y DONACIONES CORRIENTES	92.051
Al sector privado	92.051
Transferencias corrientes al sector privado	72.051
Directas a personas	72.051
Jubilaciones y otros beneficios asociados	72.051
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
TOTAL GASTOS	**4.039.663**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.651.072			3.651.072
02	Gestión administrativa		316.540			316.540
03	Previsión y protección social		72.051			72.051
	TOTAL		**4.039.663**			**4.039.663**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**26**	**24**	**2**	**52**	**2.823.283**		**2.823.283**
Alto Nivel y de Dirección		1		1	126.829		126.829
Directivo	1	2	2	5	372.080		372.080
Profesional y Técnico	10	12		22	1.751.678		1.751.678
Personal Administrativo	13	7		20	488.080		488.080
Obrero	2	2		4	84.616		84.616
TOTAL	**26**	**24**	**2**	**52**	**2.823.283**		**2.823.283**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.651.072
4.02	Materiales, suministros y mercancías	85.247
4.03	Servicios no personales	211.293
4.07	Transferencias y donaciones	92.051
	TOTAL	**4.039.663**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.039.663**
INGRESOS CORRIENTES ORDINARIOS	4.039.663
TRANSFERENCIAS CORRIENTES	4.039.663
Transferencias corrientes del sector público	4.039.663
Transferencias corrientes internas recibidas del sector público	4.039.663
De la República	4.039.663
Recursos Ordinarios	4.039.663
Ministerio del Poder Popular para el Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	3.651.072
Ministerio del Poder Popular de Petróleo y Minería	388.591
1.2 GASTOS CORRIENTES	**4.039.663**
GASTOS DE CONSUMO	3.947.612
Remuneraciones	3.651.072
Sueldos, salarios y otras retribuciones	2.823.283
Beneficios y complementos de sueldos y salarios	827.789
Compra de bienes y servicios	266.135
Bienes de consumo	85.247
Servicios no personales	180.888
Impuestos indirectos	30.405
TRANSFERENCIAS Y DONACIONES CORRIENTES	92.051
Al sector privado	92.051
Transferencias corrientes al sector privado	72.051
Directas a personas	72.051
Jubilaciones y otros beneficios asociados	72.051
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0489

Fundación Fondo Nacional para la Producción Lechera

FUNDACIÓN FONDO NACIONAL PARA LA PRODUCCIÓN LECHERA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La política presupuestaria de la Fundación Fondo Nacional para la Producción Lechera (Fonaprole) está enmarcada en lograr la estabilidad operativa y la consolidación de los proyectos dirigidos al Desarrollo Social y Tecnológico del Sector Lácteo, especialmente de los sectores más vulnerables. Para cumplir con este objetivo se requiere de la disponibilidad de los recursos suficientes y oportunos manejados con eficiencia y criterios de austeridad, atendiendo a las nuevas realidades y en busca del afianzamiento del nuevo Modelo de Producción Socialista.

La gestión del Fonaprole estará orientada a la prestación de servicio financiero, no financiero y acompañamiento integral para lograr la superación de las debilidades del sector lácteo en materia de nutrición, mejoramiento genético y reproductivo, sanidad del rebaño lechero, cadena de frío e infraestructura productiva, mediante la estructuración de un nuevo sistema de manejo, la formación integral de los productores, trabajadores y técnicos y la transferencia tecnológica enmarcado en estrategias de los entes del Estado y la participación activa del poder comunal, para promover la plena seguridad y soberanía láctea.

Para los gastos de servicios financieros y no financieros, Fonaprole estima para el ejercicio 2014 un monto de Bs. 185.069.015 (75%), a través del proyecto "Fortalecimiento y Transformación de la Producción del Circuito Lácteo", en donde con su primera acción "Financiamiento y Mejoramiento de las Unidades de Producción", se programará entregar 1.460 financiamientos, con la segunda acción "Asistencia y Acompañamiento de las Unidades de Producción", se realizarán 1.460 asistencias técnicas y con la ejecución de la tercera acción "Organización Social de la Producción y Consolidación de las Rutas Lecheras", se estima atender 116.800 animales organizados a través de 80 Rutas Lecheras integradas en ocho (8) organizaciones de la economía popular, para mejorar y entregar materiales, insumos y equipos para la genética, así como la adquisición de 01 sistema automatizado para el control de actividades, ganadería, pastos y manejo de potreros y 100 cursos de formación y capacitación, en pro de la tecnología de calidad de la leche.

Para los gastos de apoyo operacional a los proyectos de desarrollo dirigidos al sector lácteo, se considera un monto de Bs. 60.597.888 (25%), para un monto total del presupuesto de gastos 2014 de Bs. 245.666.903.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**331.396**
INGRESOS CORRIENTES ORDINARIOS	331.396
INGRESOS DE OPERACIÓN	331.396
Ingresos financieros de instituciones financieras	300.504
Otros ingresos de operación	30.892
INGRESOS DE CAPITAL	**2.200.000**
RECURSOS PROPIOS DE CAPITAL	2.200.000
Incremento de la depreciación y amortización acumuladas	2.200.000
FUENTES DE FINANCIAMIENTO	**243.135.507**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	243.135.507
Disminución de otros activos financieros	243.135.507
Disminución de disponibilidades	242.105.783
Disminución de caja	155.002
Disminución de inversiones temporales	241.950.781
Disminución de cuentas por cobrar a mediano y largo plazo	1.029.724
Disminución de otras cuentas por cobrar a mediano y largo plazo	1.029.724
TOTAL RECURSOS	**245.666.903**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**160.588.058**
GASTOS DE CONSUMO	160.588.058
Remuneraciones	41.187.790
Sueldos, salarios y otras retribuciones	20.601.470
Beneficios y complementos de sueldos y salarios	4.041.280
Aportes patronales	1.962.800
Prestaciones sociales y otras indemnizaciones	2.772.000
Asistencia socioeconómica	10.410.240
Otros gastos de personal	1.400.000
Compra de bienes y servicios	117.200.268
Bienes de consumo	75.195.095
Servicios no personales	42.005.173
Depreciación y amortización	2.200.000
GASTOS DE CAPITAL	**11.458.845**
INVERSIÓN REAL DIRECTA	11.458.845
Formación bruta de capital fijo	11.458.845
Maquinaria, equipos y otros bienes muebles	11.458.845
APLICACIONES FINANCIERAS	**73.620.000**
INVERSIÓN FINANCIERA	73.000.000
Concesión de préstamos a largo plazo	73.000.000
Al sector privado	73.000.000
DISMINUCIÓN DE PASIVOS	620.000
Disminución de cuentas y efectos por pagar	560.000
Disminución de cuentas y efectos por pagar a corto plazo	560.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000
Disminución de otros aportes patronales por pagar	5.000
Disminución de otras retenciones laborales por pagar	35.000
Disminución cuentas por pagar a proveedores a corto plazo	500.000
Disminución de otros pasivos	60.000
Disminución de otros pasivos a corto plazo	60.000
TOTAL GASTOS	**245.666.903**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121984	Fortalecimiento y transformación de la producción del circuito lácteo	Litro			36.638	185.069.015				185.069.015
TOTAL						**185.069.015**				**185.069.015**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	32.575.875				32.575.875
02	Gestión administrativa	28.022.013				28.022.013
TOTAL		**60.597.888**				**60.597.888**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**80**	**70**		**150**	**11.456.080**		**11.456.080**
Alto Nivel y de Dirección	1	1		2	295.212		295.212
Directivo	1	6		7	840.000		840.000
Profesional y Técnico	76	60		136	10.076.050		10.076.050
Personal Administrativo	2	3		5	244.818		244.818
Personal Contratado	**19**	**21**		**40**	**3.587.200**		**3.587.200**
Profesional y Técnico	15	15		30	3.107.200		3.107.200
Personal Administrativo	4	6		10	480.000		480.000
TOTAL	**99**	**91**		**190**	**15.043.280**		**15.043.280**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	41.187.790
4.02	Materiales, suministros y mercancías	75.195.095
4.03	Servicios no personales	42.005.173
4.04	Activos reales	11.458.845
4.05	Activos financieros	73.000.000
4.08	Otros gastos	2.200.000
4.11	Disminución de pasivos	620.000
	TOTAL	**245.666.903**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**331.396**
INGRESOS CORRIENTES ORDINARIOS	331.396
INGRESOS DE OPERACIÓN	331.396
Ingresos financieros de instituciones financieras	300.504
Otros ingresos de operación	30.892
1.2 GASTOS CORRIENTES	**160.588.058**
GASTOS DE CONSUMO	160.588.058
Remuneraciones	41.187.790
Sueldos, salarios y otras retribuciones	20.601.470
Beneficios y complementos de sueldos y salarios	4.041.280
Aportes patronales	1.962.800
Prestaciones sociales y otras indemnizaciones	2.772.000
Asistencia socioeconómica	10.410.240
Otros gastos de personal	1.400.000
Compra de bienes y servicios	117.200.268
Bienes de consumo	75.195.095
Servicios no personales	42.005.173
Depreciación y amortización	2.200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(160.256.662)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(158.056.662)**
RECURSOS PROPIOS DE CAPITAL	(158.056.662)
Ahorro/ (Desahorro) en cuenta corriente	(160.256.662)
Incremento de la depreciación y amortización acumuladas	2.200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**11.458.845**
INVERSIÓN REAL DIRECTA	11.458.845
Formación bruta de capital fijo	11.458.845
Maquinaria, equipos y otros bienes muebles	11.458.845
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(169.515.507)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**243.135.507**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	243.135.507
Disminución de otros activos financieros	243.135.507
Disminución de disponibilidades	242.105.783
Disminución de caja	155.002
Disminución de inversiones temporales	241.950.781
Disminución de cuentas por cobrar a mediano y largo plazo	1.029.724
Disminución de otras cuentas por cobrar a mediano y largo plazo	1.029.724
3.2 APLICACIONES FINANCIERAS	**243.135.507**
INVERSIÓN FINANCIERA	73.000.000
Concesión de préstamos a largo plazo	73.000.000
Al sector privado	73.000.000
DISMINUCIÓN DE PASIVOS	620.000
Disminución de cuentas y efectos por pagar	560.000
Disminución de cuentas y efectos por pagar a corto plazo	560.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000
Disminución de otros aportes patronales por pagar	5.000
Disminución de otras retenciones laborales por pagar	35.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Disminución cuentas por pagar a proveedores a corto plazo	500.000
Disminución de otros pasivos	60.000
Disminución de otros pasivos a corto plazo	60.000
DÉFICIT FINANCIERO	169.515.507

A0661

Instituto Nacional de Canalizaciones (INC)

INSTITUTO NACIONAL DE CANALIZACIONES (INC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Canalizaciones (INC) es un organismo adscrito al Ministerio del Poder Popular para Petróleo y Minería, en el contexto estratégico, se ha convertido en uno de los entes más importantes del Estado destinados a facilitar medios que impulsan el desarrollo económico con acciones de mantenimiento y administración de las vías navegables, para garantizar el intercambio comercial internacional, a su vez contribuye a desarrollar nuevas vías de navegación para el progreso socio-económico regional, el ordenamiento territorial y el reforzamiento de la soberanía.

De igual forma, el Instituto se vincula al Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, con el objetivo nacional de profundizar el desarrollo de la nueva geopolítica nacional y como objetivo estratégico se plantea la integración del territorio nacional, mediante los corredores multimodales de infraestructura de transporte: terrestre, ferroviario, aéreo, fluvial y los sectores relacionados con energía eléctrica, gas, petróleo, agua y telecomunicaciones, así como fortalecer la presencia del Estado en las zonas fronterizas; esto con el fin de contribuir al mejoramiento de las condiciones sociales y económicas de la población, en procura de una mejor calidad de vida de las venezolanas y los venezolanos.

Asimismo, contempla la articulación en las fachadas de integración caribeña, andina y amazónica, con el fin de contribuir a reforzar la independencia y soberanía nacional; estructurando sus planes institucionales en atención a las competencias dadas por ley al INC, mediante el desarrollo de proyectos de mantenimiento, inversión e investigación, para el logro de la misión para el cual fue creado.

En este contexto, para el año 2014, el INC, estima ejecutar los siguientes proyectos:

- Mantenimiento Preventivo y Correctivo de las Unidades Flotantes del Instituto Nacional de Canalizaciones.
- Investigación para el mejoramiento de los canales de navegación.
- Estudio y desarrollo de las nuevas vías de navegación.
- Sistema de gestión de la seguridad acuática.
- Estudio de factibilidad del uso de la arena producto del dragado para fines comerciales.
- Mantenimiento del canal de navegación del lago de Maracaibo.
- Mantenimiento preventivo y correctivo de las unidades marítimas y terrestres de la gerencia canal de Maracaibo.
- Dragado de proyectos comerciales.
- Mantenimiento del canal de navegación del río Orinoco.
- Mantenimiento preventivo y correctivo de las unidades flotantes y equipos asignados a la Gerencia canal del Orinoco.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.040.028.575**
INGRESOS CORRIENTES ORDINARIOS	1.040.028.575
INGRESOS NO TRIBUTARIOS	884.922.559
Tasas	884.922.559
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	145.863.000
Venta de otros bienes y servicios	145.863.000
INGRESOS DE LA PROPIEDAD	6.198.591
Intereses	6.198.591
Intereses internos	6.198.591
Intereses por depósitos	6.198.591
OTROS INGRESOS	3.044.425
Otros ingresos ajenos a la operación	3.044.425
INGRESOS DE CAPITAL	**9.095.796**
RECURSOS PROPIOS DE CAPITAL	9.095.796
Incremento de la depreciación y amortización acumuladas	9.095.796
FUENTES DE FINANCIAMIENTO	**152.824.531**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	152.824.531
Disminución de otros activos financieros	152.824.531
Disminución de disponibilidades	57.375.486
Disminución de bancos	57.375.486
Disminución de cuentas por cobrar a corto plazo	95.449.045
Disminución de cuentas comerciales por cobrar a corto plazo	95.449.045
TOTAL RECURSOS	**1.201.948.902**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.100.022.496**
GASTOS DE CONSUMO	994.463.459
Remuneraciones	527.242.408
Sueldos, salarios y otras retribuciones	63.887.574
Beneficios y complementos de sueldos y salarios	189.284.016
Aportes patronales	21.564.642
Prestaciones sociales y otras indemnizaciones	35.763.311
Asistencia socioeconómica	176.519.556
Otros gastos de personal	40.223.309
Compra de bienes y servicios	458.125.255
Bienes de consumo	34.786.673
Servicios no personales	423.338.582
Depreciación y amortización	9.095.796
TRANSFERENCIAS Y DONACIONES CORRIENTES	105.271.037
Al sector privado	101.271.037
Transferencias corrientes al sector privado	101.125.437
Directas a personas	101.125.437
Pensiones y otros beneficios asociados	16.622.823
Jubilaciones y otros beneficios asociados	84.088.494
Otras transferencias directas a personas	414.120
Donaciones corrientes al sector privado	145.600
Donaciones a personas	145.600
Al sector público	4.000.000
Transferencias corrientes al sector público	4.000.000
A entes descentralizados con fines empresariales no petroleros	4.000.000
OTROS GASTOS CORRIENTES	288.000
Obligaciones del ejercicio vigente	288.000
Indemnizaciones diversas	288.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**96.720.320**
INVERSIÓN REAL DIRECTA	96.720.320
Formación bruta de capital fijo	94.958.320
Edificios e instalaciones	4.769.700
Maquinaria, equipos y otros bienes muebles	90.188.620
Bienes intangibles	1.762.000
APLICACIONES FINANCIERAS	**5.206.086**
DISMINUCIÓN DE PASIVOS	5.206.086
Disminución de cuentas y efectos por pagar	5.004.486
Disminución de cuentas y efectos por pagar a corto plazo	5.004.486
Disminución de sueldos, salarios y otras remuneraciones por pagar	5.004.486
Disminución de otros pasivos	201.600
Disminución de obligaciones de ejercicios anteriores	201.600
TOTAL GASTOS	**1.201.948.902**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121844	Mantenimiento del Canal de Navegación del río Orinoco	metro cúbico			4.610.770	87.856.798				87.856.798
121924	Estudio de Factibilidad del Uso de la Arena Producto del Dragado para Fines Comerciales	informe			1	314.000				314.000
121948	Mantenimiento Canal de Maracaibo	metro cúbico			4.435.000	177.666.972				177.666.972
122356	Mantenimiento Preventivo y Correctivo de las Unidades Marítimas y Terrestres de la Gerencia Canal de Maracaibo	mantenimiento			192	15.783.185				15.783.185
122364	Sistema de Gestión de la Seguridad Acuática	sistema			1	2.838.153				2.838.153
122369	Investigación para el Mejoramiento de los Canales de Navegación.	informe			13	9.285.575				9.285.575
122432	Mantenimiento Preventivo y Correctivo de las Unidades Flotantes y Equipos Asignados a la Gerencia Canal del Orinoco.	mantenimiento			167	47.229.992				47.229.992
122519	Dragado de Proyectos Comerciales	metro cúbico			2.057.883	95.932.720				95.932.720
122575	Mantenimiento Preventivo y Correctivo de las Unidades Flotantes del Instituto Nacional de Canalizaciones	mantenimiento			3	75.465.763				75.465.763
123145	Estudio y Desarrollo de nuevas vías de Navegación	informe			8	2.864.320				2.864.320
	TOTAL					**515.237.478**				**515.237.478**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras	378.645.331				378.645.331
02	Gestión Administrativa	206.966.416				206.966.416
03	Previsión y Protección Social	101.099.677				101.099.677
	TOTAL	**686.711.424**				**686.711.424**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**279**	**996**		**1.275**	**56.685.550**	**5.464.706**	**62.150.256**
Directivo	3	17		20	2.772.000		2.772.000
Profesional y Técnico	180	324		504	25.807.340	553.688	26.361.028
Personal Administrativo	83	194		277	11.972.808	256.873	12.229.681
Personal Médico	4	10		14	606.486	13.012	619.498
Obrero	9	451		460	15.526.916	4.641.133	20.168.049
Personal Contratado	**56**	**73**		**129**	**7.202.024**		**7.202.024**
Profesional y Técnico	41	32		73	3.598.970		3.598.970
Personal Administrativo	14	28		42	2.219.808		2.219.808
Personal Médico	1	3		4	197.246		197.246
Obrero		10		10	1.186.000		1.186.000
TOTAL	**335**	**1.069**		**1.404**	**63.887.574**	**5.464.706**	**69.352.280**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**129**	**29**	**158**	**14.765.241**
Obreros	44	11	55	4.222.529
Empleados	85	18	103	10.542.712
Jubilados	**118**	**434**	**552**	**84.088.494**
Obreros	4	353	357	58.739.778
Empleados	114	81	195	25.348.716
TOTAL	**247**	**463**	**710**	**98.853.735**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	527.242.408
4.02	Materiales, Suministros y Mercancías	34.786.673
4.03	Servicios No Personales	423.338.582
4.04	Activos Reales	96.720.320
4.07	Transferencias y Donaciones	105.271.037
4.08	Otros Gastos	9.383.796
4.11	Disminución de Pasivos	5.206.086
	TOTAL	**1.201.948.902**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.040.028.575**
INGRESOS CORRIENTES ORDINARIOS	1.040.028.575
INGRESOS NO TRIBUTARIOS	884.922.559
Tasas	884.922.559
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	145.863.000
Venta de otros bienes y servicios	145.863.000
INGRESOS DE LA PROPIEDAD	6.198.591
Intereses	6.198.591
Intereses internos	6.198.591
Intereses por depósitos	6.198.591
OTROS INGRESOS	3.044.425
Otros ingresos ajenos a la operación	3.044.425
1.2 GASTOS CORRIENTES	**1.100.022.496**
GASTOS DE CONSUMO	994.463.459
Remuneraciones	527.242.408
Sueldos, salarios y otras retribuciones	63.887.574
Beneficios y complementos de sueldos y salarios	189.284.016
Aportes patronales	21.564.642
Prestaciones sociales y otras indemnizaciones	35.763.311
Asistencia socioeconómica	176.519.556
Otros gastos de personal	40.223.309
Compra de bienes y servicios	458.125.255
Bienes de consumo	34.786.673
Servicios no personales	423.338.582
Depreciación y amortización	9.095.796

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	105.271.037
Al sector privado	101.271.037
Transferencias corrientes al sector privado	101.125.437
Directas a personas	101.125.437
Pensiones y otros beneficios asociados	16.622.823
Jubilaciones y otros beneficios asociados	84.088.494
Otras transferencias directas a personas	414.120
Donaciones corrientes al sector privado	145.600
Donaciones a personas	145.600
Al sector público	4.000.000
Transferencias corrientes al sector público	4.000.000
A entes descentralizados con fines empresariales no petroleros	4.000.000
OTROS GASTOS CORRIENTES	288.000
Obligaciones del ejercicio vigente	288.000
Indemnizaciones diversas	288.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : DESAHORRO	**(59.993.921)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(50.898.125)**
RECURSOS PROPIOS DE CAPITAL	(50.898.125)
Ahorro/ Desahorro en cuenta corriente	(59.993.921)
Incremento de la depreciación y amortización acumuladas	9.095.796
2.2 GASTOS DE CAPITAL	**96.720.320**
INVERSIÓN REAL DIRECTA	96.720.320
Formación bruta de capital fijo	94.958.320
Edificios e instalaciones	4.769.700
Maquinaria, equipos y otros bienes muebles	90.188.620
Bienes intangibles	1.762.000
2.3 RESULTADO FINANCIERO : DÉFICIT	**(147.618.445)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**152.824.531**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	152.824.531
Disminución de otros activos financieros	152.824.531
Disminución de disponibilidades	57.375.486
Disminución de bancos	57.375.486
Disminución de cuentas por cobrar a corto plazo	95.449.045
Disminución de cuentas comerciales por cobrar a corto plazo	95.449.045
3.2 APLICACIONES FINANCIERAS	**152.824.531**
DISMINUCIÓN DE PASIVOS	5.206.086
Disminución de cuentas y efectos por pagar	5.004.486
Disminución de cuentas y efectos por pagar a corto plazo	5.004.486
Disminución de sueldos, salarios y otras remuneraciones por pagar	5.004.486
Disminución de otros pasivos	201.600
Disminución de obligaciones de ejercicios anteriores	201.600
DÉFICIT FINANCIERO	147.618.445

A0900

Ente Nacional del Gas (ENAGAS)

ENTE NACIONAL DEL GAS (ENAGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ente Nacional del Gas (Enagas) se crea mediante Decreto N° 310 con Rango y Fuerza de Ley Orgánica de Hidrocarburos Gaseosos, publicada en la Gaceta Oficial Nº 36.793 del 23 de septiembre de 1999, como el instrumento del Estado que promueve el desarrollo y la competencia en el sector gas, conectando al sector productor de gas con los sectores consumidores, velando por los derechos de los usuarios bajo normas y reglas definidas, que incentiven el desarrollo y los negocios del gas en un ambiente de confianza, seguridad y competencia.

Su principal objetivo, es el de promover el desarrollo del sector gasífero y la competencia en todas las fases de la industria de los hidrocarburos gaseosos relacionadas con las actividades de transporte, distribución y coadyuvar en la coordinación y salvaguarda de dichas actividades.

El Ente Nacional del Gas, asume y cumple con las líneas generales del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. En este sentido, promoverá la diversificación del mercado energético en donde el gas ocupa el primer renglón como fuente de energía primaria.

Para Enagas es de sumo interés el desarrollo de las reservas de gas, asegurando la cobertura de los costos sociales orientadas a velar por el interés público, incluido en éste el desarrollo industrial del país, fundamentado en el eficiente uso de la energía, asegurando el suministro energético de la nación al menor costo posible, garantizando el suministro a los consumidores bajo condiciones económicas razonables para los agentes y no discriminatorias para los consumidores, bajo estándares de confiabilidad, seguridad y calidad.

POLÍTICA DE FINANCIAMIENTO

El presupuesto para el ejercicio fiscal 2014 alcanza un monto de Bs. 17.750.080, correspondiendo Bs. 17.030.080 a la transferencia que el Ministerio del Poder Popular de Petróleo y Minería le otorga y Bs. 720.000 a la depreciación y amortización de los bienes de capital. Los recursos presupuestados serán aplicados a la ejecución de dos proyectos orientados a la inspección, control y seguimiento de las actividades de la cadena de valor del gas natural y análisis económico del desarrollo de las actividades de producción, transporte y distribución de gas natural, dichos proyectos alcanzan un monto de Bs. 10.878.844, lo que equivale al 61% del presupuesto total y Bs. 6.871.236 se aplicarán a la ejecución de las acciones centralizadas contempladas en la técnica de presupuesto por proyectos y acciones centralizadas, siendo esta cifra equivalente al 39% del presupuesto total.

POLÍTICA DE GASTOS

Enagas en el interés de cumplir la misión que le fue encomendada en su decreto de creación, y considerando la política restrictiva del gasto público, prioriza sus gastos en la inspección, supervisión y asesoría al Ejecutivo Nacional en materia de hidrocarburos gaseosos, así como al análisis económico del desarrollo de las actividades de producción, transporte y distribución del gas natural, por lo que destina el 87% de los recursos al gasto de personal tanto operativo como administrativo, para materiales, servicios y otros gastos el 10% de los créditos autorizados y el restante 3% a previsión y protección del personal pensionado y jubilado, de acuerdo con lo previsto para el cumplimiento de los objetivos propuestos en el Plan Operativo Anual Institucional.

Para el año 2014, el Ente Nacional del Gas contará con una plantilla de personal de 83 trabajadores, con un costo de Bs. 15.440.295, necesarios para la ejecución de los proyectos y normal desenvolvimiento de las actividades.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**17.030.080**
INGRESOS CORRIENTES ORDINARIOS	17.030.080
TRANSFERENCIAS CORRIENTES	17.030.080
Transferencias corrientes del sector público	17.030.080
Transferencias corrientes internas recibidas del sector público	17.030.080
De la República	17.030.080
Ministerio del Poder Popular de Petróleo y Minería	17.030.080
Recursos Ordinarios	17.030.080
INGRESOS DE CAPITAL	**720.000**
RECURSOS PROPIOS DE CAPITAL	720.000
Incremento de la depreciación y amortización acumuladas	720.000
TOTAL RECURSOS	**17.750.080**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**17.725.080**
GASTOS DE CONSUMO	17.182.264
Remuneraciones	15.440.295
Sueldos, salarios y otras retribuciones	6.622.570
Beneficios y complementos de sueldos y salarios	3.712.453
Aportes patronales	825.445
Prestaciones sociales y otras indemnizaciones	812.441
Asistencia socioeconómica	3.322.666
Otros gastos de personal	144.720
Compra de bienes y servicios	903.988
Bienes de consumo	124.566
Servicios no personales	779.422
Impuestos indirectos	117.981
Depreciación y amortización	720.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	542.816
Al sector privado	542.816
Transferencias corrientes al sector privado	542.816
Directas a personas	542.816
Pensiones y otros beneficios asociados	343.159
Jubilaciones y otros beneficios asociados	199.657
GASTOS DE CAPITAL	**25.000**
INVERSIÓN REAL DIRECTA	25.000
Formación bruta de capital fijo	25.000
Maquinaria, equipos y otros bienes muebles	25.000
TOTAL GASTOS	**17.750.080**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122007	Inspección, control y seguimiento de las actividades de la cadena de valor del gas natural	Informe			8		9.833.268			9.833.268
122154	Análisis económico del desarrollo de las actividades de producción, transporte y distribución de gas natural	Informe			4		1.045.576			1.045.576
TOTAL							10.878.844			10.878.844

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.899.503			4.899.503
02	Gestión administrativa	720.000	705.728			1.425.728
03	Previsión y protección social		546.005			546.005
TOTAL		720.000	6.151.236			6.871.236

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**34**	**47**		**81**	**5.455.634**		**5.455.634**
Directivo	2	11		13	962.976		962.976
Profesional y Técnico	27	28		55	3.913.709		3.913.709
Personal Administrativo	5			5	238.264		238.264
Obrero		8		8	340.685		340.685
Personal Contratado		**2**		**2**	**132.000**		**132.000**
Profesional y Técnico		2		2	132.000		132.000
TOTAL	34	49		83	5.587.634		5.587.634

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**	**2**	**3**	**270.101**
Alto Nivel y de Dirección	1	1	2	110.866
Obreros		1	1	159.235
Jubilados		**3**	**3**	**199.657**
Alto Nivel y de Dirección		2	2	110.309
Empleados		1	1	89.348
TOTAL	1	5	6	469.758

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	15.440.295
4.02	Materiales, suministros y mercancías	124.566
4.03	Servicios no personales	897.403
4.04	Activos reales	25.000
4.07	Transferencias y donaciones	542.816
4.08	Otros gastos	720.000
	TOTAL	**17.750.080**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**17.030.080**
INGRESOS CORRIENTES ORDINARIOS	17.030.080
TRANSFERENCIAS CORRIENTES	17.030.080
Transferencias corrientes del sector público	17.030.080
Transferencias corrientes internas recibidas del sector público	17.030.080
De la República	17.030.080
Ministerio del Poder Popular de Petróleo y Minería	17.030.080
Recursos Ordinarios	17.030.080
1.2 GASTOS CORRIENTES	**17.725.080**
GASTOS DE CONSUMO	17.182.264
Remuneraciones	15.440.295
Sueldos, salarios y otras retribuciones	6.622.570
Beneficios y complementos de sueldos y salarios	3.712.453
Aportes patronales	825.445
Prestaciones sociales y otras indemnizaciones	812.441
Asistencia socioeconómica	3.322.666
Otros gastos de personal	144.720
Compra de bienes y servicios	903.988
Bienes de consumo	124.566
Servicios no personales	779.422
Impuestos indirectos	117.981
Depreciación y amortización	720.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	542.816
Al sector privado	542.816
Transferencias corrientes al sector privado	542.816
Directas a personas	542.816

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Pensiones y otros beneficios asociados	343.159
Jubilaciones y otros beneficios asociados	199.657
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(695.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**25.000**
RECURSOS PROPIOS DE CAPITAL	25.000
Ahorro/ (Desahorro) en cuenta corriente	(695.000)
Incremento de la depreciación y amortización acumuladas	720.000
2.2 GASTOS DE CAPITAL	**25.000**
INVERSIÓN REAL DIRECTA	25.000
Formación bruta de capital fijo	25.000
Maquinaria, equipos y otros bienes muebles	25.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0956

Servicio Autónomo de Metrología de Hidrocarburos

SERVICIO AUTÓNOMO DE METROLOGÍA DE HIDROCARBUROS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo de Metrología de Hidrocarburos (SAMH) según el Reglamento Orgánico (Decreto Nº 5.219 de fecha 27 de febrero del 2007), el artículo 3°, indica como su objetivo principal la medición de volúmenes y calidad de los hidrocarburos extraídos en las actividades primarias de transporte y almacenaje, entre otras actividades.

Adicionalmente se le asignan según Resolución No. 068 del 14 de Marzo del 2008, emanada del Despacho del Ministro para el Poder Popular de Petróleo y Minería, en el artículo 1°, las actividades de fiscalización en puertos o terminales de embarque, los trámites y operaciones relativos a la comercialización de los hidrocarburos naturales y sus derivados. Aunado a esto se le asignan en la mencionada resolución, las actividades conexas a estas tareas.

El presupuesto del año 2014 ha sido diseñado no solo como una herramienta de apoyo a los objetivos establecidos en los proyectos asignados al SAMH, sino también como apalancador de crecimiento y desarrollo del ente. A través de la planificación plasmada en este instrumento se solventaran necesidades imperiosas, tales como la dotación de implementos de seguridad en los terminales de embarque a nivel nacional, ampliación y conservación de la flota vehicular, adiestramiento para el personal y suministro de equipos que contribuirán a la optimización del servicio prestado y a la ejecución cabal de todas las actividades asignadas al SAMH a través de la normativa legal.

Como un ente prestador de servicios su personal necesita una constante movilización a lo largo del territorio nacional, motivo por el cual se asigna una importante cuota de créditos a la partida asociada a estos gastos, garantizando de esta manera la fluidez en las operaciones y consecución de los objetivos fijados en los proyectos.

La estructura de financiamiento del presupuesto del SAMH consta actualmente de una sola fuente, proveniente de la facturación por el cobro de los servicios de fiscalización de las operaciones de cabotaje interno de hidrocarburos.

El presupuesto de gastos del SAMH se concentra en los servicios no personales (47,34%), porque agrupan todo lo concerniente a los gastos de funcionamiento, movilización del personal a terminales de embarque o puertos, etc., a la colocación y mejoramiento de instalaciones para establecer la presencia del SAMH como ente fiscalizador, la dotación de elementos de seguridad a los trabajadores, adiestramiento a todo personal de nuevo ingreso y la actualización en materia de seguridad al personal existente.

Los gastos de personal de Metrología son cancelados a través de su organismo de adscripción funcional Petróleos de Venezuela, S.A. (PDVSA).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**14.178.613**
INGRESOS CORRIENTES ORDINARIOS	14.178.613
OTROS INGRESOS	14.178.613
Otros ingresos ordinarios	14.178.613
INGRESOS DE CAPITAL	**166.100**
RECURSOS PROPIOS DE CAPITAL	166.100
Incremento de la depreciación y amortización acumuladas	166.100
TOTAL RECURSOS	**14.344.713**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**12.683.713**
GASTOS DE CONSUMO	12.258.713
Compra de bienes y servicios	10.680.994
Bienes de consumo	3.889.667
Servicios no personales	6.791.327
Impuestos indirectos	1.411.619
Depreciación y amortización	166.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	425.000
Al sector privado	425.000
Donaciones corrientes al sector privado	425.000
Donaciones a personas	85.000
Donaciones a instituciones sin fines de lucro	280.000
Donaciones corrientes a Consejos Comunales	60.000
GASTOS DE CAPITAL	**1.661.000**
INVERSIÓN REAL DIRECTA	1.661.000
Formación bruta de capital fijo	1.661.000
Maquinaria, equipos y otros bienes muebles	1.661.000
TOTAL GASTOS	**14.344.713**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122398	Plan integral de Certificación de Volúmenes y Calidades de Hidrocarburos, Sistemas de Medición Fiscal y Transferencia de Custodia, y Autorización de Empresas Inspectoras.	certificado			15.635	8.087.650				8.087.650
122742	Consolidar la capacidad fiscalizadora del Estado a través de la certificación de volúmenes y calidades de Hidrocarburos en toda la cadena de producción y comercialización	implantación			7	1.238.103				1.238.103
122948	Instrumentación y automatización de los sistemas de medición fiscal y transferencia de custodia (SMFTC)	equipo			33	1.580.112				1.580.112
123091	Articulación con comunidades organizadas de las zonas adyacentes al SAMH	actividad			4	547.740				547.740
TOTAL						**11.453.605**				**11.453.605**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	2.891.108				2.891.108
	TOTAL	2.891.108				2.891.108

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.02	Materiales, suministros y mercancías	3.889.667
4.03	Servicios no personales	8.202.946
4.04	Activos reales	1.661.000
4.07	Transferencias y donaciones	425.000
4.08	Otros gastos	166.100
	TOTAL	**14.344.713**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**14.178.613**
INGRESOS CORRIENTES ORDINARIOS	14.178.613
OTROS INGRESOS	14.178.613
Otros ingresos ordinarios	14.178.613
1.2 GASTOS CORRIENTES	**12.683.713**
GASTOS DE CONSUMO	12.258.713
Compra de bienes y servicios	10.680.994
Bienes de consumo	3.889.667
Servicios no personales	6.791.327
Impuestos indirectos	1.411.619
Depreciación y amortización	166.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	425.000
Al sector privado	425.000
Donaciones corrientes al sector privado	425.000
Donaciones a personas	85.000
Donaciones a instituciones sin fines de lucro	280.000
Donaciones corrientes a Consejos Comunales	60.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.494.900**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.661.000**
RECURSOS PROPIOS DE CAPITAL	1.661.000
Ahorro/ Desahorro en cuenta corriente	1.494.900
Incremento de la depreciación y amortización acumuladas	166.100
2.2 GASTOS DE CAPITAL	**1.661.000**
INVERSIÓN REAL DIRECTA	1.661.000
Formación bruta de capital fijo	1.661.000
Maquinaria, equipos y otros bienes muebles	1.661.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

46

Ministerio del Poder Popular para la Cultura

Ministerio del Poder Popular para la Cultura

A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas

A0150 Instituto del Patrimonio Cultural

A0158 Compañía Nacional de Teatro

A0161 Fundación Compañía Nacional de Música

A0301 Fundación Biblioteca Ayacucho

A0342 Fundación Casa Nacional de las Letras Andrés Bello

A0371 Fundación Vicente Emilio Sojo

A0372 Fundación Teatro Teresa Carreño

A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos

A0374 Fundación Librerías del Sur

A0375 Fundación Casa del Artista

A0378 Centro de la Diversidad Cultural

A0390 Fundación Cinemateca Nacional

A0417 Fundación Centro Nacional de la Fotografía (CENAF)

A0424 Fundación Museos Nacionales

A0449 Fundación Distribuidora Venezolana de la Cultura

A0450 Fundación Compañía Nacional de Danza

A0451 Fundación Villa del Cine

A0452 Fundación Misión Cultura

A0453 Fundación Editorial El Perro y La Rana

A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films

A0459 Fundación Red de Arte

A0462 Fundación Imprenta de la Cultura

A0469 Fundación Centro Nacional del Disco (CENDIS)

A0486 Fundación Centro Nacional de la Historia

A0821 Centro Nacional Autónomo de Cinematografía (CNAC)

A0829 Centro Nacional del Libro (CNL)

A0948 Instituto de las Artes Escénicas y Musicales

A0949 Instituto de las Artes de la Imagen y el Espacio

A0002

Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas

INSTITUTO AUTÓNOMO BIBLIOTECA NACIONAL Y DE SERVICIOS DE BIBLIOTECAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Biblioteca Nacional fue creada el 13 de julio de 1933, en la actualidad tiene la personalidad jurídica de Instituto Autónomo, establecido mediante ley promulgada el 27 de julio de 1977 y funciona bajo la adscripción del Ministerio del Poder Popular para la Cultura.

El Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas, tiene la misión de promover, planificar, asesorar, coordinar y mantener el desarrollo de los servicios de bibliotecas públicas, así como organizar, preservar y difundir el acervo bibliográfico, no bibliográfico y audiovisual que registra la memoria nacional y la información universal relevante, con el fin de proporcionar a los diferentes sectores de la población, el libre acceso a los conocimientos e información para atender sus necesidades de formación y de actualización, contribuyendo con el desarrollo político, social y cultural del país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**190.020.111**
INGRESOS CORRIENTES ORDINARIOS	190.020.111
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	978.375
Venta de otros bienes y servicios	978.375
TRANSFERENCIAS CORRIENTES	188.577.406
Transferencias corrientes del sector público	188.577.406
Transferencias corrientes internas recibidas del sector público	188.577.406
De la República	188.577.406
OTROS INGRESOS	464.330
Otros ingresos ajenos a la operación	464.330
INGRESOS DE CAPITAL	**695.250**
RECURSOS PROPIOS DE CAPITAL	695.250
Incremento de la depreciación y amortización acumuladas	695.250
FUENTES DE FINANCIAMIENTO	**3.519.777**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.519.777
Disminución de otros activos financieros	3.519.777
Disminución de disponibilidades	3.519.777
Disminución de bancos	3.519.777
TOTAL RECURSOS	**194.235.138**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**184.824.691**
GASTOS DE CONSUMO	167.265.912
Remuneraciones	150.896.725
Sueldos, salarios y otras retribuciones	49.610.681
Beneficios y complementos de sueldos y salarios	66.955.931
Aportes patronales	929.342
Prestaciones sociales y otras indemnizaciones	16.435.388
Asistencia socioeconómica	16.965.383
Compra de bienes y servicios	15.673.937
Bienes de consumo	7.022.305
Servicios no personales	8.651.632
Depreciación y amortización	695.250
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.558.779
Al sector privado	17.548.030
Transferencias corrientes al sector privado	17.548.030
Directas a personas	17.548.030
Pensiones y otros beneficios asociados	4.579.771
Jubilaciones y otros beneficios asociados	12.968.259
Al sector externo	10.749
Transferencias corrientes al exterior	10.749
A instituciones sin fines de lucro	10.749
GASTOS DE CAPITAL	**6.889.821**
INVERSIÓN REAL DIRECTA	6.889.821
Formación bruta de capital fijo	6.889.821
Maquinaria, equipos y otros bienes muebles	6.889.821
APLICACIONES FINANCIERAS	**2.520.626**
DISMINUCIÓN DE PASIVOS	2.520.626
Disminución de cuentas y efectos por pagar	2.520.626
Disminución de cuentas y efectos por pagar a corto plazo	2.520.626
Disminución de sueldos, salarios y otras remuneraciones por pagar	150.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar	1.300.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.300.000
Disminución cuentas por pagar a proveedores a corto plazo	514.014
Disminución de efectos por pagar a proveedores a corto plazo	556.612
TOTAL GASTOS	**194.235.138**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120893	Fortalecimiento y reimpulso del Sistema Nacional de Bibliotecas Públicas y la Biblioteca Nacional	Usuario	7.432.740	4.555.551	11.988.291		132.004.184		65.401	132.069.585
TOTAL							132.004.184		65.401	132.069.585

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		36.890.532			36.890.532
02	Gestión administrativa	5.193.402	1.834.660		398.929	7.426.991
03	Previsión y protección social		17.548.030			17.548.030
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		300.000			300.000
TOTAL		5.193.402	56.573.222		398.929	62.165.553

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**614**	**447**	**137**	**1.198**	**47.105.729**	**25.048.612**	**72.154.341**
Altos Funcionarios y de Elección Popular		1		1	35.676		35.676
Directivo	16	16	43	75	3.002.488		3.002.488
Profesional y Técnico	306	171	56	533	21.337.684	12.435.777	33.773.461
Personal Administrativo	194	96	27	317	12.690.517	7.396.138	20.086.655
Personal Médico	10	1	2	13	520.431	303.311	823.742
Obrero	88	162	9	259	9.518.933	4.913.386	14.432.319
Personal Contratado	**27**	**24**		**51**	**2.504.952**		**2.504.952**
Profesional y Técnico	27	24		51	2.504.952		2.504.952
TOTAL	**641**	**471**	**137**	**1.249**	**49.610.681**	**25.048.612**	**74.659.293**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**77**	**11**	**88**	**4.579.771**
Empleados	77	11	88	4.579.771
Jubilados	**181**	**70**	**251**	**12.968.259**
Obreros	34	35	69	3.564.979
Empleados	147	35	182	9.403.280
TOTAL	**258**	**81**	**339**	**17.548.030**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	150.896.725
4.02	Materiales, suministros y mercancías	7.022.305
4.03	Servicios no personales	8.651.632
4.04	Activos reales	6.889.821
4.07	Transferencias y donaciones	17.558.779
4.08	Otros gastos	695.250
4.11	Disminución de pasivos	2.520.626
	TOTAL	**194.235.138**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**190.020.111**
INGRESOS CORRIENTES ORDINARIOS	190.020.111
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	978.375
Venta de otros bienes y servicios	978.375
TRANSFERENCIAS CORRIENTES	188.577.406
Transferencias corrientes del sector público	188.577.406
Transferencias corrientes internas recibidas del sector público	188.577.406
De la República	188.577.406
Recursos Ordinarios	188.577.406
OTROS INGRESOS	464.330
Otros ingresos ajenos a la operación	464.330
1.2 GASTOS CORRIENTES	**184.824.691**
GASTOS DE CONSUMO	167.265.912
Remuneraciones	150.896.725
Sueldos, salarios y otras retribuciones	49.610.681
Beneficios y complementos de sueldos y salarios	66.955.931
Aportes patronales	929.342
Prestaciones sociales y otras indemnizaciones	16.435.388
Asistencia socioeconómica	16.965.383
Compra de bienes y servicios	15.673.937
Bienes de consumo	7.022.305
Servicios no personales	8.651.632
Depreciación y amortización	695.250
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.558.779
Al sector privado	17.548.030
Transferencias corrientes al sector privado	17.548.030
Directas a personas	17.548.030
Pensiones y otros beneficios asociados	4.579.771
Jubilaciones y otros beneficios asociados	12.968.259

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector externo	10.749
Transferencias corrientes al exterior	10.749
A instituciones sin fines de lucro	10.749
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.195.420**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.890.670**
RECURSOS PROPIOS DE CAPITAL	5.890.670
Ahorro en cuenta corriente	5.195.420
Incremento de la depreciación y amortización acumuladas	695.250
2.2 GASTOS DE CAPITAL	**6.889.821**
INVERSIÓN REAL DIRECTA	6.889.821
Formación bruta de capital fijo	6.889.821
Maquinaria, equipos y otros bienes muebles	6.889.821
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(999.151)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.519.777**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.519.777
Disminución de otros activos financieros	3.519.777
Disminución de disponibilidades	3.519.777
Disminución de bancos	3.519.777
3.2 APLICACIONES FINANCIERAS	**3.519.777**
DISMINUCIÓN DE PASIVOS	2.520.626
Disminución de cuentas y efectos por pagar	2.520.626
Disminución de cuentas y efectos por pagar a corto plazo	2.520.626
Disminución de sueldos, salarios y otras remuneraciones por pagar	150.000
Disminución de aportes patronales y retenciones laborales por pagar	1.300.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.300.000
Disminución cuentas por pagar a proveedores a corto plazo	514.014
Disminución de efectos por pagar a proveedores a corto plazo	556.612
DÉFICIT FINANCIERO	999.151

A0150

Instituto del Patrimonio Cultural

INSTITUTO DEL PATRIMONIO CULTURAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto del Patrimonio Cultural tiene como objetivo, identificar, preservar, rehabilitar, defender y consolidar las obras, conjuntos y lugares creados por las costumbres de origen natural, que se encuentren en el territorio de la República y que por su contenido natural constituyen elementos de nuestra identidad nacional.

Para el 2014, el Instituto tiene prevista la ejecución de dos (2) proyectos: Rescate de la Infraestructura Cultural del País con el cual se realizarán cuatro (4) obras de acondicionamiento en la infraestructura cultural del país, destacándose la rehabilitación de la Torre Norte del Centro Simón Bolívar, sede del Instituto del Patrimonio Cultural "Villa Santa Inés", Iglesia San Rafael de Orituco y Casa Amarilla de Lezama y dos (2) obras de construcción, como son la II Etapa en Áreas del Eje del Buen Vivir y el Conservatorio Juan José Landaeta II Etapa. Y el segundo proyecto, Atención Integral al Patrimonio Cultural, que permitirá la realización de 500 acciones de protección del patrimonio cultural venezolano y nuestroamericano, 24 procesos de registros del patrimonio cultural y nuestroamericano y 55 promociones de socialización del patrimonio cultural venezolano y nuestroamericano a través de talleres de formación y capacitación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**60.488.526**
INGRESOS CORRIENTES ORDINARIOS	60.488.526
TRANSFERENCIAS CORRIENTES	60.488.526
Transferencias corrientes del sector público	60.488.526
Transferencias corrientes internas recibidas del sector público	60.488.526
De la República	60.488.526
INGRESOS DE CAPITAL	**428.769**
RECURSOS PROPIOS DE CAPITAL	428.769
Incremento de la depreciación y amortización acumuladas	428.769
TOTAL RECURSOS	**60.917.295**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**43.824.348**
GASTOS DE CONSUMO	41.041.868
Remuneraciones	22.440.130
Sueldos, salarios y otras retribuciones	7.108.073
Beneficios y complementos de sueldos y salarios	9.771.294
Aportes patronales	933.845
Prestaciones sociales y otras indemnizaciones	2.076.091
Asistencia socioeconómica	2.550.827
Compra de bienes y servicios	18.172.969
Bienes de consumo	2.658.044
Servicios no personales	15.514.925
Depreciación y amortización	428.769
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.782.480
Al sector privado	2.782.480
Transferencias corrientes al sector privado	2.782.480
Directas a personas	282.480
Pensiones y otros beneficios asociados	282.480
Transferencias corrientes a Consejos Comunales	2.500.000
GASTOS DE CAPITAL	**17.092.947**
INVERSIÓN REAL DIRECTA	17.092.947
Formación bruta de capital fijo	16.324.947
Edificios e instalaciones	8.450.040
Maquinaria, equipos y otros bienes muebles	503.995
Construcciones de bienes de dominio privado	7.370.912
Bienes intangibles	768.000
TOTAL GASTOS	**60.917.295**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120442	Rescate de la infraestructura cultural del país	Obra			6		32.479.002			32.479.002
120610	Atención integral al patrimonio cultural	Acción			500		9.862.966			9.862.966
TOTAL							**42.341.968**			**42.341.968**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		14.340.762			14.340.762
02	Gestión administrativa	428.769	3.805.796			4.234.565
TOTAL		**428.769**	**18.146.558**			**18.575.327**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**54**	**25**	**15**	**94**	**1.724.365**	**257.808**	**1.982.173**
Alto Nivel y de Dirección		1		1	17.838		17.838
Profesional y Técnico	45	11	12	68	1.286.585	164.882	1.451.467
Personal Administrativo	9	13	3	25	419.942	92.926	512.868
Personal Contratado	**24**	**29**		**53**	**5.355.708**		**5.355.708**
Profesional y Técnico	17	16		33	4.884.942		4.884.942
Personal Administrativo	7	13		20	470.766		470.766
TOTAL	**78**	**54**	**15**	**147**	**7.080.073**	**257.808**	**7.337.881**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	22.440.130
4.02	Materiales, suministros y mercancías	2.658.044
4.03	Servicios no personales	15.514.925
4.04	Activos reales	17.092.947
4.07	Transferencias y donaciones	2.782.480
4.08	Otros gastos	428.769
	TOTAL	**60.917.295**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**60.488.526**
INGRESOS CORRIENTES ORDINARIOS	60.488.526
TRANSFERENCIAS CORRIENTES	60.488.526
Transferencias corrientes del sector público	60.488.526
Transferencias corrientes internas recibidas del sector público	60.488.526
De la República	60.488.526
Recursos Ordinarios	60.488.526
1.2 GASTOS CORRIENTES	**43.824.348**
GASTOS DE CONSUMO	41.041.868
Remuneraciones	22.440.130
Sueldos, salarios y otras retribuciones	7.108.073
Beneficios y complementos de sueldos y salarios	9.771.294
Aportes patronales	933.845
Prestaciones sociales y otras indemnizaciones	2.076.091
Asistencia socioeconómica	2.550.827
Compra de bienes y servicios	18.172.969
Bienes de consumo	2.658.044
Servicios no personales	15.514.925
Depreciación y amortización	428.769
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.782.480
Al sector privado	2.782.480
Transferencias corrientes al sector privado	2.782.480
Directas a personas	282.480
Pensiones y otros beneficios asociados	282.480
Transferencias corrientes a Consejos Comunales	2.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**16.664.178**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**17.092.947**
RECURSOS PROPIOS DE CAPITAL	17.092.947
Ahorro en cuenta corriente	16.664.178
Incremento de la depreciación y amortización acumuladas	428.769

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**17.092.947**
INVERSIÓN REAL DIRECTA	17.092.947
Formación bruta de capital fijo	16.324.947
Edificios e instalaciones	8.450.040
Maquinaria, equipos y otros bienes muebles	503.995
Construcciones de bienes de dominio privado	7.370.912
Bienes intangibles	768.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0158

Compañía Nacional de Teatro

COMPAÑÍA NACIONAL DE TEATRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La compañía Nacional de Teatro fue creada mediante Decreto N° 133 del 22 de mayo de 1984, publicado en la Gaceta Oficial de la República de Venezuela N° 32.982.

La actividad principal de la Compañía Nacional de Teatro, es apoyar la labor de los profesionales que han contribuido al desarrollo del teatro venezolano, la promoción y capacitación de nuevos valores.

Para el año 2014, el ente prevé alcanzar sus metas a través del Proyecto "Teatro y Circo para Todas las Venezolanas y Venezolanos" con el cual realizará 79 eventos teatrales para todos los venezolanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**32.243.137**
INGRESOS CORRIENTES ORDINARIOS	32.243.137
TRANSFERENCIAS CORRIENTES	32.243.137
Transferencias corrientes del sector público	32.243.137
Transferencias corrientes internas recibidas del sector público	32.243.137
De la República	32.243.137
INGRESOS DE CAPITAL	**27.584**
RECURSOS PROPIOS DE CAPITAL	27.584
Incremento de la depreciación y amortización acumuladas	27.584
TOTAL RECURSOS	**32.270.721**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**32.054.881**
GASTOS DE CONSUMO	21.834.781
Remuneraciones	11.433.895
Sueldos, salarios y otras retribuciones	3.515.007
Beneficios y complementos de sueldos y salarios	4.179.094
Aportes patronales	742.116
Prestaciones sociales y otras indemnizaciones	1.211.540
Asistencia socioeconómica	1.786.138
Compra de bienes y servicios	10.373.302
Bienes de consumo	2.194.371
Servicios no personales	8.178.931
Depreciación y amortización	27.584
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.220.100
Al sector privado	10.220.100
Transferencias corrientes al sector privado	10.220.100
Directas a personas	10.220.100
Jubilaciones y otros beneficios asociados	70.100
Otras transferencias directas a personas	10.150.000
GASTOS DE CAPITAL	**215.840**
INVERSIÓN REAL DIRECTA	215.840
Formación bruta de capital fijo	205.840
Maquinaria, equipos y otros bienes muebles	205.840
Bienes intangibles	10.000
TOTAL GASTOS	**32.270.721**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120141	Teatro y circo para todas las venezolanas y venezolanos	Evento			79		25.794.509			25.794.509
TOTAL							**25.794.509**			**25.794.509**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.333.575			4.333.575
02	Gestión administrativa	27.584	2.044.953			2.072.537
03	Previsión y protección social		70.100			70.100
TOTAL		**27.584**	**6.448.628**			**6.476.212**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**29**	**14**	**6**	**49**	**1.313.690**	**660.464**	**1.974.154**
Alto Nivel y de Dirección		1		1	23.784	36.000	59.784
Directivo	12	4	3	19	451.896	538.800	990.696
Profesional y Técnico	7	4	2	13	370.630	39.440	410.070
Personal Administrativo	9	2	1	12	336.411	46.224	382.635
Obrero	1	3		4	130.969		130.969
Personal Contratado	**16**	**31**		**47**	**2.201.317**		**2.201.317**
Profesional y Técnico	16	31		47	2.201.317		2.201.317
TOTAL	**45**	**45**	**6**	**96**	**3.515.007**	**660.464**	**4.175.471**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**		**1**	**70.100**
Obreros	1		1	70.100
TOTAL	**1**		**1**	**70.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	11.433.895
4.02	Materiales, suministros y mercancías	2.194.371
4.03	Servicios no personales	8.178.931
4.04	Activos reales	215.840
4.07	Transferencias y donaciones	10.220.100
4.08	Otros gastos	27.584
	TOTAL	**32.270.721**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**32.243.137**
INGRESOS CORRIENTES ORDINARIOS	32.243.137
TRANSFERENCIAS CORRIENTES	32.243.137
Transferencias corrientes del sector público	32.243.137
Transferencias corrientes internas recibidas del sector público	32.243.137
De la República	32.243.137
Recursos Ordinarios	32.243.137
1.2 GASTOS CORRIENTES	**32.054.881**
GASTOS DE CONSUMO	21.834.781
Remuneraciones	11.433.895
Sueldos, salarios y otras retribuciones	3.515.007
Beneficios y complementos de sueldos y salarios	4.179.094
Aportes patronales	742.116
Prestaciones sociales y otras indemnizaciones	1.211.540
Asistencia socioeconómica	1.786.138
Compra de bienes y servicios	10.373.302
Bienes de consumo	2.194.371
Servicios no personales	8.178.931
Depreciación y amortización	27.584
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.220.100
Al sector privado	10.220.100
Transferencias corrientes al sector privado	10.220.100
Directas a personas	10.220.100
Jubilaciones y otros beneficios asociados	70.100
Otras transferencias directas a personas	10.150.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**188.256**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**215.840**
RECURSOS PROPIOS DE CAPITAL	215.840
Ahorro en cuenta corriente	188.256
Incremento de la depreciación y amortización acumuladas	27.584
2.2 GASTOS DE CAPITAL	**215.840**
INVERSIÓN REAL DIRECTA	215.840
Formación bruta de capital fijo	205.840
Maquinaria, equipos y otros bienes muebles	205.840
Bienes intangibles	10.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0161

Fundación Compañía Nacional de Música

FUNDACIÓN COMPAÑÍA NACIONAL DE MÚSICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Compañía Nacional de Música, es una Institución del Ministerio del Poder Popular para la Cultura, cuyo objetivo es contribuir con el desarrollo del quehacer musical nacional, estimulando y promoviendo la composición, la dirección, la ejecución y la expresión de todas las manifestaciones de la música popular, tradicional e indígena del país; sensibilizando en la audiencia nacional e internacional el carácter pluriétnico y multicultural de nuestra música.

Para el año 2014, el ente prevé alcanzar la siguiente meta: preparar 194 presentaciones a través del Proyecto "Venezuela y el mundo unidos por la música".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**33.950.059**
INGRESOS CORRIENTES ORDINARIOS	33.950.059
INGRESOS DE OPERACIÓN	50.000
Otros ingresos de operación	50.000
TRANSFERENCIAS CORRIENTES	33.900.059
Transferencias corrientes del sector público	33.900.059
Transferencias corrientes internas recibidas del sector público	33.900.059
De la República	33.900.059
INGRESOS DE CAPITAL	**78.540**
RECURSOS PROPIOS DE CAPITAL	78.540
Incremento de la depreciación y amortización acumuladas	78.540
TOTAL RECURSOS	**34.028.599**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**33.918.599**
GASTOS DE CONSUMO	24.757.005
Remuneraciones	17.109.448
Sueldos, salarios y otras retribuciones	7.661.772
Beneficios y complementos de sueldos y salarios	5.783.836
Aportes patronales	860.811
Prestaciones sociales y otras indemnizaciones	1.598.902
Asistencia socioeconómica	1.200.127
Otros gastos de personal	4.000
Compra de bienes y servicios	7.569.017
Bienes de consumo	562.102
Servicios no personales	7.006.915
Depreciación y amortización	78.540
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.161.594
Al sector privado	9.161.594
Transferencias corrientes al sector privado	9.161.594
Directas a personas	2.487.664
Pensiones y otros beneficios asociados	714.952
Jubilaciones y otros beneficios asociados	1.772.712
A instituciones sin fines de lucro	6.673.930
GASTOS DE CAPITAL	**110.000**
INVERSIÓN REAL DIRECTA	110.000
Formación bruta de capital fijo	110.000
Maquinaria, equipos y otros bienes muebles	110.000
TOTAL GASTOS	**34.028.599**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120228	Venezuela y el mundo unidos por la música	Presentación			194		23.730.041			23.730.041
TOTAL							**23.730.041**			**23.730.041**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.524.005			5.524.005
02	Gestión administrativa	128.540	2.158.349			2.286.889
03	Previsión y protección social		2.487.664			2.487.664
TOTAL		**128.540**	**10.170.018**			**10.298.558**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**39**	**82**	**8**	**129**	**6.235.116**	**97.200**	**6.332.316**
Alto Nivel y de Dirección		1		1	35.676	97.200	132.876
Directivo	4	10	2	16	570.816		570.816
Profesional y Técnico	31	63	6	100	5.171.532		5.171.532
Personal Administrativo	1	2		3	110.880		110.880
Obrero	3	6		9	346.212		346.212
Personal Contratado	**20**	**20**		**40**	**1.419.456**		**1.419.456**
Profesional y Técnico	20	20		40	1.419.456		1.419.456
TOTAL	**59**	**102**	**8**	**169**	**7.654.572**	**97.200**	**7.751.772**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**12**	**2**	**14**	**714.952**
Empleados	12	2	14	714.952
Jubilados	**4**	**30**	**34**	**1.772.712**
Empleados	4	30	34	1.772.712
TOTAL	**16**	**32**	**48**	**2.487.664**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	17.109.448
4.02	Materiales, suministros y mercancías	562.102
4.03	Servicios no personales	7.006.915
4.04	Activos reales	110.000
4.07	Transferencias y donaciones	9.161.594
4.08	Otros gastos	78.540
	TOTAL	**34.028.599**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**33.950.059**
INGRESOS CORRIENTES ORDINARIOS	33.950.059
INGRESOS DE OPERACIÓN	50.000
Otros ingresos de operación	50.000
TRANSFERENCIAS CORRIENTES	33.900.059
Transferencias corrientes del sector público	33.900.059
Transferencias corrientes internas recibidas del sector público	33.900.059
De la República	33.900.059
Recursos Ordinarios	33.900.059
1.2 GASTOS CORRIENTES	**33.918.599**
GASTOS DE CONSUMO	24.757.005
Remuneraciones	17.109.448
Sueldos, salarios y otras retribuciones	7.661.772
Beneficios y complementos de sueldos y salarios	5.783.836
Aportes patronales	860.811
Prestaciones sociales y otras indemnizaciones	1.598.902
Asistencia socioeconómica	1.200.127
Otros gastos de personal	4.000
Compra de bienes y servicios	7.569.017
Bienes de consumo	562.102
Servicios no personales	7.006.915
Depreciación y amortización	78.540
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.161.594
Al sector privado	9.161.594
Transferencias corrientes al sector privado	9.161.594
Directas a personas	2.487.664
Pensiones y otros beneficios asociados	714.952
Jubilaciones y otros beneficios asociados	1.772.712
A instituciones sin fines de lucro	6.673.930
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**31.460**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**110.000**
RECURSOS PROPIOS DE CAPITAL	110.000
Ahorro en cuenta corriente	31.460
Incremento de la depreciación y amortización acumuladas	78.540
2.2 GASTOS DE CAPITAL	**110.000**
INVERSIÓN REAL DIRECTA	110.000
Formación bruta de capital fijo	110.000
Maquinaria, equipos y otros bienes muebles	110.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0301

Fundación Biblioteca Ayacucho

FUNDACIÓN BIBLIOTECA AYACUCHO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Biblioteca Ayacucho tiene dentro de sus objetivos, la realización de actividades eminentemente culturales, entre las cuales se destacan: rescatar para su publicación las más importantes obras de la cultura y el pensamiento latinoamericano desde sus orígenes hasta el presente, cuidarlas, prologarlas y auditarlas por especialistas, así como editar y difundir obras que sirvan al propósito de estimular y reafirmar la integración, desarrollo, independencia y proceso de los pueblos del continente.

Para el ejercicio fiscal 2014, el ente prevé alcanzar las siguientes metas: realizar 129 eventos como apoyo al Proyecto "Sistema Nacional del Libro y la Lectura en Venezuela y el Exterior" y editar 12.132 obras a través del Proyecto "Producción Editorial Impresa y Multimedia".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**11.297.830**
INGRESOS CORRIENTES ORDINARIOS	11.297.830
INGRESOS DE OPERACIÓN	300.000
Otros ingresos de operación	300.000
TRANSFERENCIAS CORRIENTES	10.997.830
Transferencias corrientes del sector público	10.997.830
Transferencias corrientes internas recibidas del sector público	10.997.830
De la República	10.997.830
INGRESOS DE CAPITAL	**202.699**
RECURSOS PROPIOS DE CAPITAL	202.699
Incremento de la depreciación y amortización acumuladas	202.699
TOTAL RECURSOS	**11.500.529**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**11.390.529**
GASTOS DE CONSUMO	10.722.767
Remuneraciones	7.859.049
Sueldos, salarios y otras retribuciones	2.171.512
Beneficios y complementos de sueldos y salarios	3.774.509
Aportes patronales	619.007
Prestaciones sociales y otras indemnizaciones	786.539
Asistencia socioeconómica	507.482
Compra de bienes y servicios	2.661.019
Bienes de consumo	248.199
Servicios no personales	2.412.820
Depreciación y amortización	202.699
TRANSFERENCIAS Y DONACIONES CORRIENTES	667.762
Al sector privado	667.762
Transferencias corrientes al sector privado	667.762
Directas a personas	667.762
Pensiones y otros beneficios asociados	67.935
Jubilaciones y otros beneficios asociados	599.827
GASTOS DE CAPITAL	**110.000**
INVERSIÓN REAL DIRECTA	110.000
Formación bruta de capital fijo	40.000
Maquinaria, equipos y otros bienes muebles	40.000
Bienes intangibles	70.000
TOTAL GASTOS	**11.500.529**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120214	Sistema nacional del libro y la lectura en Venezuela y el exterior	Evento			129		3.049.335			3.049.335
120263	Producción editorial impresa y multimedia	Obra			12.132	210.000	4.649.146			4.859.146
TOTAL						**210.000**	**7.698.481**			**7.908.481**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.676.420			1.676.420
02	Gestión administrativa	292.699	955.167			1.247.866
03	Previsión y protección social		667.762			667.762
TOTAL		**292.699**	**3.299.349**			**3.592.048**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**27**	**15**		**42**	**1.586.512**		**1.586.512**
Alto Nivel y de Dirección		1		1	35.676		35.676
Directivo		1		1	35.676		35.676
Profesional y Técnico	15	4		19	716.964		716.964
Personal Administrativo	10	6		16	607.975		607.975
Obrero	2	3		5	190.221		190.221
Personal Contratado	**50**	**45**		**95**	**585.000**		**585.000**
Profesional y Técnico	5			5	25.000		25.000
Personal de Investigación	45	45		90	560.000		560.000
TOTAL	**77**	**60**		**137**	**2.171.512**		**2.171.512**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**1**	**1**	**67.935**
Empleados		1	1	67.935
Jubilados	**4**	**4**	**8**	**599.827**
Empleados	4	4	8	599.827
TOTAL	**4**	**5**	**9**	**667.762**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	7.859.049
4.02	Materiales, suministros y mercancías	248.199
4.03	Servicios no personales	2.412.820
4.04	Activos reales	110.000
4.07	Transferencias y donaciones	667.762
4.08	Otros gastos	202.699
	TOTAL	**11.500.529**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**11.297.830**
INGRESOS CORRIENTES ORDINARIOS	11.297.830
INGRESOS DE OPERACIÓN	300.000
Otros ingresos de operación	300.000
TRANSFERENCIAS CORRIENTES	10.997.830
Transferencias corrientes del sector público	10.997.830
Transferencias corrientes internas recibidas del sector público	10.997.830
De la República	10.997.830
Recursos Ordinarios	10.997.830
1.2 GASTOS CORRIENTES	**11.390.529**
GASTOS DE CONSUMO	10.722.767
Remuneraciones	7.859.049
Sueldos, salarios y otras retribuciones	2.171.512
Beneficios y complementos de sueldos y salarios	3.774.509
Aportes patronales	619.007
Prestaciones sociales y otras indemnizaciones	786.539
Asistencia socioeconómica	507.482
Compra de bienes y servicios	2.661.019
Bienes de consumo	248.199
Servicios no personales	2.412.820
Depreciación y amortización	202.699
TRANSFERENCIAS Y DONACIONES CORRIENTES	667.762
Al sector privado	667.762
Transferencias corrientes al sector privado	667.762
Directas a personas	667.762
Pensiones y otros beneficios asociados	67.935
Jubilaciones y otros beneficios asociados	599.827
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(92.699)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**110.000**
RECURSOS PROPIOS DE CAPITAL	110.000
Desahorro en cuenta corriente	(92.699)
Incremento de la depreciación y amortización acumuladas	202.699
2.2 GASTOS DE CAPITAL	**110.000**
INVERSIÓN REAL DIRECTA	110.000
Formación bruta de capital fijo	40.000
Maquinaria, equipos y otros bienes muebles	40.000
Bienes intangibles	70.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0342

Fundación Casa Nacional de las Letras Andrés Bello

FUNDACIÓN CASA NACIONAL DE LAS LETRAS ANDRÉS BELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Casa Nacional de las Letras Andrés Bello es una Institución encargada de promover actividades de diferentes áreas literarias, abriendo espacios a un enfoque cultural amplio donde intervienen diferentes factores relacionados con promociones y eventos.

Para el año 2014, el ente prevé alcanzar la siguiente meta: dicta 200 talleres a través del proyecto "Promoción, difusión de la lectura, el escritor, la literatura y búsqueda de sensibilidades y talentos".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**11.900.600**
INGRESOS CORRIENTES ORDINARIOS	11.900.600
INGRESOS DE LA PROPIEDAD	150.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	150.000
Alquileres	150.000
TRANSFERENCIAS CORRIENTES	11.750.600
Transferencias corrientes del sector público	11.750.600
Transferencias corrientes internas recibidas del sector público	11.750.600
De la República	11.750.600
INGRESOS DE CAPITAL	**95.000**
RECURSOS PROPIOS DE CAPITAL	95.000
Incremento de la depreciación y amortización acumuladas	95.000
TOTAL RECURSOS	**11.995.600**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**11.936.063**
GASTOS DE CONSUMO	11.761.815
Remuneraciones	8.595.900
Sueldos, salarios y otras retribuciones	3.211.747
Beneficios y complementos de sueldos y salarios	3.921.180
Aportes patronales	179.375
Prestaciones sociales y otras indemnizaciones	712.811
Asistencia socioeconómica	570.787
Compra de bienes y servicios	3.070.915
Bienes de consumo	931.542
Servicios no personales	2.139.373
Depreciación y amortización	95.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	174.248
Al sector privado	174.248
Transferencias corrientes al sector privado	74.248
Directas a personas	74.248
Jubilaciones y otros beneficios asociados	74.248
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
GASTOS DE CAPITAL	**57.537**
INVERSIÓN REAL DIRECTA	57.537
Formación bruta de capital fijo	57.537
Maquinaria, equipos y otros bienes muebles	57.537
APLICACIONES FINANCIERAS	**2.000**
DISMINUCIÓN DE PASIVOS	2.000
Disminución de cuentas y efectos por pagar	2.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000
Disminución cuentas por pagar a proveedores a corto plazo	1.000
TOTAL GASTOS	**11.995.600**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121700	Promoción, difusión de la lectura, el escritor, la literatura y búsqueda de sensibilidades y talentos	Taller			200	105.000	8.225.420			8.330.420
TOTAL						105.000	8.225.420			8.330.420

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	45.000	2.696.609			2.741.609
02	Gestión administrativa	95.000	754.323			849.323
03	Previsión y protección social		74.248			74.248
TOTAL		140.000	3.525.180			3.665.180

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**21**		**44**	**1.677.921**	**1.212.678**	**2.890.599**
Alto Nivel y de Dirección		1		1	35.676	54.000	89.676
Directivo		1		1	34.056	50.400	84.456
Profesional y Técnico	11	5		16	605.811	527.739	1.133.550
Personal Administrativo	10	5		15	571.492	330.450	901.942
Obrero	2	9		11	430.886	250.089	680.975
Personal Contratado	**40**	**40**		**80**	**1.533.826**		**1.533.826**
Profesional y Técnico	40	40		80	1.533.826		1.533.826
TOTAL	**63**	**61**		**124**	**3.211.747**	**1.212.678**	**4.424.425**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**1**	**1**	**74.248**
Alto Nivel y de Dirección		1	1	74.248
TOTAL		**1**	**1**	**74.248**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	8.595.900
4.02	Materiales, suministros y mercancías	931.542
4.03	Servicios no personales	2.139.373
4.04	Activos reales	57.537
4.07	Transferencias y donaciones	174.248
4.08	Otros gastos	95.000
4.11	Disminución de pasivos	2.000
	TOTAL	**11.995.600**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**11.900.600**
INGRESOS CORRIENTES ORDINARIOS	11.900.600
INGRESOS DE LA PROPIEDAD	150.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	150.000
Alquileres	150.000
TRANSFERENCIAS CORRIENTES	11.750.600
Transferencias corrientes del sector público	11.750.600
Transferencias corrientes internas recibidas del sector público	11.750.600
De la República	11.750.600
Recursos Ordinarios	11.750.600
1.2 GASTOS CORRIENTES	**11.936.063**
GASTOS DE CONSUMO	11.761.815
Remuneraciones	8.595.900
Sueldos, salarios y otras retribuciones	3.211.747
Beneficios y complementos de sueldos y salarios	3.921.180
Aportes patronales	179.375
Prestaciones sociales y otras indemnizaciones	712.811
Asistencia socioeconómica	570.787
Compra de bienes y servicios	3.070.915
Bienes de consumo	931.542
Servicios no personales	2.139.373
Depreciación y amortización	95.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	174.248
Al sector privado	174.248
Transferencias corrientes al sector privado	74.248
Directas a personas	74.248
Jubilaciones y otros beneficios asociados	74.248
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(35.463)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**59.537**
RECURSOS PROPIOS DE CAPITAL	59.537
Desahorro en cuenta corriente	(35.463)
Incremento de la depreciación y amortización acumuladas	95.000
2.2 GASTOS DE CAPITAL	**57.537**
INVERSIÓN REAL DIRECTA	57.537
Formación bruta de capital fijo	57.537
Maquinaria, equipos y otros bienes muebles	57.537
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**2.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.000**
SUPERÁVIT FINANCIERO	2.000
3.2 APLICACIONES FINANCIERAS	**2.000**
DISMINUCIÓN DE PASIVOS	2.000
Disminución de cuentas y efectos por pagar	2.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000
Disminución cuentas por pagar a proveedores a corto plazo	1.000

A0371

Fundación Vicente Emilio Sojo

FUNDACIÓN VICENTE EMILIO SOJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Vicente Emilio Sojo, tiene como actividad principal la búsqueda de la integración latinoamericana a través de la música, así como el estudio y la difusión de la música venezolana y latinoamericana, con especial énfasis en la vida y obra del maestro Vicente Emilio Sojo. Así como también, profundizar la difusión de la historia de la música venezolana, colocando a la disposición de todos los sectores de la población, específicamente en los sectores populares las obras de los autores venezolanos y latinoamericanos. Es por ello, la necesidad de rescatar los manuscritos de los compositores, propiciar la investigación y publicación de las obras y mantener un centro de documentación actualizado, que genere la información requerida por el público en general.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.651.469**
INGRESOS CORRIENTES ORDINARIOS	3.651.469
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.000
Venta de otros bienes y servicios	10.000
TRANSFERENCIAS CORRIENTES	3.641.469
Transferencias corrientes del sector público	3.641.469
Transferencias corrientes internas recibidas del sector público	3.641.469
De la República	3.641.469
INGRESOS DE CAPITAL	**20.000**
RECURSOS PROPIOS DE CAPITAL	20.000
Incremento de la depreciación y amortización acumuladas	20.000
TOTAL RECURSOS	**3.671.469**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.646.469**
GASTOS DE CONSUMO	3.566.421
Remuneraciones	2.615.739
Sueldos, salarios y otras retribuciones	780.612
Beneficios y complementos de sueldos y salarios	1.107.764
Aportes patronales	157.743
Prestaciones sociales y otras indemnizaciones	345.868
Asistencia socioeconómica	223.752
Compra de bienes y servicios	930.682
Bienes de consumo	142.340
Servicios no personales	788.342
Depreciación y amortización	20.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.048
Al sector privado	80.048
Transferencias corrientes al sector privado	80.048
Directas a personas	80.048
Pensiones y otros beneficios asociados	40.024
Jubilaciones y otros beneficios asociados	40.024
GASTOS DE CAPITAL	**25.000**
INVERSIÓN REAL DIRECTA	25.000
Formación bruta de capital fijo	25.000
Maquinaria, equipos y otros bienes muebles	25.000
TOTAL GASTOS	**3.671.469**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120314	Fomento de la obra e investigación musical de compositores e investigadores venezolanos y latinoamericanos	evento			50	2.549.028				2.549.028
TOTAL						**2.549.028**				**2.549.028**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		926.875			926.875
02	Gestión administrativa	30.000	85.518			115.518
03	Previsión y protección social		80.048			80.048
TOTAL		**30.000**	**1.092.441**			**1.122.441**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**4**	**4**	**14**	**565.224**	**97.200**	**662.424**
Alto Nivel y de Dirección	1			1	35.676	97.200	132.876
Directivo	1	1	1	3	107.028		107.028
Profesional y Técnico	1		3	4	194.436		194.436
Personal Administrativo	2			2	71.208		71.208
Obrero	1	3		4	156.876		156.876
Personal Contratado		**6**		**6**	**215.388**		**215.388**
Profesional y Técnico		6		6	215.388		215.388
TOTAL	**6**	**10**	**4**	**20**	**780.612**	**97.200**	**877.812**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**40.024**
Empleados	1		1	40.024
Jubilados		**1**	**1**	**40.024**
Empleados		1	1	40.024
TOTAL	**1**	**1**	**2**	**80.048**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.615.739
4.02	Materiales, suministros y mercancías	142.340
4.03	Servicios no personales	788.342
4.04	Activos reales	25.000
4.07	Transferencias y donaciones	80.048
4.08	Otros gastos	20.000
	TOTAL	**3.671.469**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.651.469**
INGRESOS CORRIENTES ORDINARIOS	3.651.469
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.000
Venta de otros bienes y servicios	10.000
TRANSFERENCIAS CORRIENTES	3.641.469
Transferencias corrientes del sector público	3.641.469
Transferencias corrientes internas recibidas del sector público	3.641.469
De la República	3.641.469
Recursos Ordinarios	3.641.469
1.2 GASTOS CORRIENTES	**3.646.469**
GASTOS DE CONSUMO	3.566.421
Remuneraciones	2.615.739
Sueldos, salarios y otras retribuciones	780.612
Beneficios y complementos de sueldos y salarios	1.107.764
Aportes patronales	157.743
Prestaciones sociales y otras indemnizaciones	345.868
Asistencia socioeconómica	223.752
Compra de bienes y servicios	930.682
Bienes de consumo	142.340
Servicios no personales	788.342
Depreciación y amortización	20.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.048
Al sector privado	80.048
Transferencias corrientes al sector privado	80.048
Directas a personas	80.048
Pensiones y otros beneficios asociados	40.024
Jubilaciones y otros beneficios asociados	40.024
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**25.000**
RECURSOS PROPIOS DE CAPITAL	25.000
Ahorro en cuenta corriente	5.000
Incremento de la depreciación y amortización acumuladas	20.000
2.2 GASTOS DE CAPITAL	**25.000**
INVERSIÓN REAL DIRECTA	25.000
Formación bruta de capital fijo	25.000
Maquinaria, equipos y otros bienes muebles	25.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0372

Fundación Teatro Teresa Carreño

FUNDACIÓN TEATRO TERESA CARREÑO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Teatro Teresa Carreño, tiene como actividad principal la promoción y difusión de los valores de las artes escénicas y musicales mediante la programación, diseño, producción, realización, ensayos y montajes de espectáculos de alta calidad técnica y artística dirigidos a públicos diversos, con el propósito de lograr un equilibrio racional acorde a los nuevos tiempos, sustentado en la participación, cooperación y articulación entre las diversas instituciones del Estado y las comunidades organizadas.

En la Carta Magna se establece el firme propósito de promover los valores culturales como un bien irrenunciable del pueblo venezolano, constituido en el derecho fundamental que procure las condiciones de bienestar integral de la sociedad venezolana e impulse el enriquecimiento del patrimonio cultural. Es así como, las líneas estratégicas emprendidas por el Estado venezolano en materia cultural, se mantienen de cara a la definición, consolidación y sustentabilidad de un modelo socialista de país, apoyado en la infraestructura funcional de sus instituciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**96.392.660**
INGRESOS CORRIENTES ORDINARIOS	96.392.660
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.000.000
Venta de otros bienes y servicios	6.000.000
TRANSFERENCIAS CORRIENTES	90.392.660
Transferencias corrientes del sector público	90.392.660
Transferencias corrientes internas recibidas del sector público	90.392.660
De la República	90.392.660
INGRESOS DE CAPITAL	**3.659.528**
RECURSOS PROPIOS DE CAPITAL	3.659.528
Incremento de la depreciación y amortización acumuladas	3.659.528
TOTAL RECURSOS	**100.052.188**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**93.364.783**
GASTOS DE CONSUMO	90.432.240
Remuneraciones	53.829.177
Sueldos, salarios y otras retribuciones	15.894.828
Beneficios y complementos de sueldos y salarios	21.198.223
Aportes patronales	3.688.640
Prestaciones sociales y otras indemnizaciones	6.049.209
Asistencia socioeconómica	6.494.415
Otros gastos de personal	503.862
Compra de bienes y servicios	28.364.701
Bienes de consumo	13.648.448
Servicios no personales	14.716.253
Impuestos indirectos	4.578.834
Depreciación y amortización	3.659.528
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.932.543
Al sector privado	2.932.543
Transferencias corrientes al sector privado	2.932.543
Directas a personas	2.930.543
Pensiones y otros beneficios asociados	722.340
Jubilaciones y otros beneficios asociados	2.208.203
A instituciones sin fines de lucro	2.000
GASTOS DE CAPITAL	**6.687.405**
INVERSIÓN REAL DIRECTA	6.687.405
Formación bruta de capital fijo	6.687.405
Edificios e instalaciones	1.055.018
Maquinaria, equipos y otros bienes muebles	5.632.387
TOTAL GASTOS	**100.052.188**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120280	Conservación de las instalaciones del Complejo Cultural Teatro Teresa Carreño	metro cuadrado			85.700	4.000.000	27.063.112			31.063.112
120285	Producciones escénicas del Teatro Teresa Carreño para la comunidad	espectador			436.513	2.000.000	36.211.750			38.211.750
TOTAL						6.000.000	63.274.862			69.274.862

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		16.164.095			16.164.095
02	Gestión administrativa	3.659.528	8.023.160			11.682.688
03	Previsión y protección social		2.930.543			2.930.543
TOTAL		3.659.528	27.117.798			30.777.326

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**190**	**318**	**4**	**512**	**12.228.567**		**12.228.567**
Alto Nivel y de Dirección	1			1	13.914		13.914
Directivo	28	23	3	54	1.307.030		1.307.030
Profesional y Técnico	96	180		276	6.680.380		6.680.380
Personal Administrativo	54	96		150	3.630.641		3.630.641
Personal Médico	4	2	1	7	169.430		169.430
Obrero	7	17		24	427.172		427.172
Personal Contratado	**34**	**43**		**77**	**3.666.261**		**3.666.261**
Profesional y Técnico	34	43		77	3.666.261		3.666.261
TOTAL	**224**	**361**	**4**	**589**	**15.894.828**		**15.894.828**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**13**	**13**	**26**	**722.340**
Obreros	1	1	2	59.523
Empleados	12	12	24	662.817
Jubilados	**21**	**28**	**49**	**2.208.203**
Alto Nivel y de Dirección		1	1	81.428
Médicos		1	1	40.492
Obreros	2	4	6	404.926
Empleados	19	22	41	1.681.357
TOTAL	**34**	**41**	**75**	**2.930.543**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	53.829.177
4.02	Materiales, suministros y mercancías	13.648.448
4.03	Servicios no personales	19.295.087
4.04	Activos reales	6.687.405
4.07	Transferencias y donaciones	2.932.543
4.08	Otros gastos	3.659.528
	TOTAL	**100.052.188**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**96.392.660**
INGRESOS CORRIENTES ORDINARIOS	96.392.660
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.000.000
Venta de otros bienes y servicios	6.000.000
TRANSFERENCIAS CORRIENTES	90.392.660
Transferencias corrientes del sector público	90.392.660
Transferencias corrientes internas recibidas del sector público	90.392.660
De la República	90.392.660
Recursos Ordinarios	90.392.660
1.2 GASTOS CORRIENTES	**93.364.783**
GASTOS DE CONSUMO	90.432.240
Remuneraciones	53.829.177
Sueldos, salarios y otras retribuciones	15.894.828
Beneficios y complementos de sueldos y salarios	21.198.223
Aportes patronales	3.688.640
Prestaciones sociales y otras indemnizaciones	6.049.209
Asistencia socioeconómica	6.494.415
Otros gastos de personal	503.862
Compra de bienes y servicios	28.364.701
Bienes de consumo	13.648.448
Servicios no personales	14.716.253
Impuestos indirectos	4.578.834
Depreciación y amortización	3.659.528
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.932.543
Al sector privado	2.932.543
Transferencias corrientes al sector privado	2.932.543
Directas a personas	2.930.543
Pensiones y otros beneficios asociados	722.340
Jubilaciones y otros beneficios asociados	2.208.203
A instituciones sin fines de lucro	2.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.027.877**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**6.687.405**
RECURSOS PROPIOS DE CAPITAL	6.687.405
Ahorro en cuenta corriente	3.027.877
Incremento de la depreciación y amortización acumuladas	3.659.528
2.2 GASTOS DE CAPITAL	**6.687.405**
INVERSIÓN REAL DIRECTA	6.687.405
Formación bruta de capital fijo	6.687.405
Edificios e instalaciones	1.055.018
Maquinaria, equipos y otros bienes muebles	5.632.387
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0373

Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos

FUNDACIÓN CENTRO DE ESTUDIOS LATINOAMERICANOS RÓMULO GALLEGOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos tiene como actividad principal el estudio, la investigación e integración latinoamericana a través de la cultura, así como el estudio y definición del pensamiento latinoamericano haciendo énfasis en la obra y en la vida de Rómulo Gallegos y los valores de las letras y el pensamiento de Venezuela y América Latina.

Para el ejercicio fiscal 2014, la Fundación formuló para su ejecución dos (2) proyectos: Producción de conocimiento y pensamiento crítico e Integración sociocultural, con los cuales prevé realizar 8 investigaciones y presentar 424 eventos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**27.643.625**
INGRESOS CORRIENTES ORDINARIOS	27.643.625
INGRESOS DE OPERACIÓN	4.066.213
Otros ingresos de operación	4.066.213
INGRESOS DE LA PROPIEDAD	588.081
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	588.081
Alquileres	588.081
TRANSFERENCIAS CORRIENTES	22.989.331
Transferencias corrientes del sector público	22.989.331
Transferencias corrientes internas recibidas del sector público	22.989.331
De la República	22.989.331
INGRESOS DE CAPITAL	**415.000**
RECURSOS PROPIOS DE CAPITAL	415.000
Incremento de la depreciación y amortización acumuladas	415.000
TOTAL RECURSOS	**28.058.625**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**26.808.805**
GASTOS DE CONSUMO	26.588.213
Remuneraciones	16.761.978
Sueldos, salarios y otras retribuciones	8.250.055
Beneficios y complementos de sueldos y salarios	4.277.889
Aportes patronales	999.582
Prestaciones sociales y otras indemnizaciones	1.443.853
Asistencia socioeconómica	1.790.599
Compra de bienes y servicios	8.140.414
Bienes de consumo	1.694.976
Servicios no personales	6.445.438
Impuestos indirectos	1.270.821
Depreciación y amortización	415.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	220.592
Al sector privado	220.592
Transferencias corrientes al sector privado	220.592
Directas a personas	220.592
Jubilaciones y otros beneficios asociados	220.592
GASTOS DE CAPITAL	**1.249.820**
INVERSIÓN REAL DIRECTA	1.249.820
Formación bruta de capital fijo	1.249.820
Edificios e instalaciones	859.400
Maquinaria, equipos y otros bienes muebles	390.420
TOTAL GASTOS	**28.058.625**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120446	Producción de conocimiento y pensamiento crítico	investigación			8		9.792.157			9.792.157
120573	Integración sociocultural	evento			424	2.407.854	6.300.375			8.708.229
TOTAL						2.407.854	16.092.532			18.500.386

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.453.419			4.453.419
02	Gestión administrativa	2.631.440	2.222.788			4.854.228
03	Previsión y protección social		220.592			220.592
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	30.000				30.000
TOTAL		2.661.440	6.896.799			9.558.239

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**48**	**67**	**39**	**154**	**4.417.876**		**4.417.876**
Alto Nivel y de Dirección		1		1	58.614		58.614
Directivo	7	9	11	27	871.131		871.131
Profesional y Técnico	13	29	12	54	1.666.513		1.666.513
Personal Administrativo	15	18	12	45	1.249.884		1.249.884
Obrero	13	10	4	27	571.734		571.734
Personal Contratado	**72**	**28**		**100**	**3.259.959**		**3.259.959**
Profesional y Técnico	72	28		100	3.259.959		3.259.959
TOTAL	**120**	**95**	**39**	**254**	**7.677.835**		**7.677.835**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**5**	**1**	**6**	**220.592**
Empleados	5	1	6	220.592
TOTAL	**5**	**1**	**6**	**220.592**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	16.761.978
4.02	Materiales, suministros y mercancías	1.694.976
4.03	Servicios no personales	7.716.259
4.04	Activos reales	1.249.820
4.07	Transferencias y donaciones	220.592
4.08	Otros gastos	415.000
	TOTAL	**28.058.625**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**27.643.625**
INGRESOS CORRIENTES ORDINARIOS	27.643.625
INGRESOS DE OPERACIÓN	4.066.213
Otros ingresos de operación	4.066.213
INGRESOS DE LA PROPIEDAD	588.081
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	588.081
Alquileres	588.081
TRANSFERENCIAS CORRIENTES	22.989.331
Transferencias corrientes del sector público	22.989.331
Transferencias corrientes internas recibidas del sector público	22.989.331
De la República	22.989.331
Recursos Ordinarios	22.989.331
1.2 GASTOS CORRIENTES	**26.808.805**
GASTOS DE CONSUMO	26.588.213
Remuneraciones	16.761.978
Sueldos, salarios y otras retribuciones	8.250.055
Beneficios y complementos de sueldos y salarios	4.277.889
Aportes patronales	999.582
Prestaciones sociales y otras indemnizaciones	1.443.853
Asistencia socioeconómica	1.790.599
Compra de bienes y servicios	8.140.414
Bienes de consumo	1.694.976
Servicios no personales	6.445.438
Impuestos indirectos	1.270.821
Depreciación y amortización	415.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	220.592
Al sector privado	220.592
Transferencias corrientes al sector privado	220.592
Directas a personas	220.592
Jubilaciones y otros beneficios asociados	220.592
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**834.820**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.249.820**
RECURSOS PROPIOS DE CAPITAL	1.249.820
Ahorro en cuenta corriente	834.820
Incremento de la depreciación y amortización acumuladas	415.000
2.2 GASTOS DE CAPITAL	**1.249.820**
INVERSIÓN REAL DIRECTA	1.249.820
Formación bruta de capital fijo	1.249.820
Edificios e instalaciones	859.400
Maquinaria, equipos y otros bienes muebles	390.420
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0374

Fundación Librerías del Sur

FUNDACIÓN LIBRERÍAS DEL SUR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación tiene como misión formular, coordinar y ejecutar políticas, planes y proyectos estratégicos que permitan desarrollar un sistema de distribución del libro venezolano, incorporar a la población al conocimiento y acceso a la lectura, a fin de contribuir al fortalecimiento de nuestra cultura; orientado a construir el nuevo modelo de sociedad planteado en la Constitución de la República Bolivariana de Venezuela.

La actividad principal de la Fundación es la de comercializar, distribuir, vender y promocionar los libros venezolanos, latinoamericanos y del caribe.

Para el 2014 la Fundación tiene previsto rehabilitar 60 librerías a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**24.179.119**
INGRESOS CORRIENTES ORDINARIOS	24.179.119
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.500.000
Venta de otros bienes y servicios	2.500.000
TRANSFERENCIAS CORRIENTES	21.679.119
Transferencias corrientes del sector público	21.679.119
Transferencias corrientes internas recibidas del sector público	21.679.119
De la República	21.679.119
INGRESOS DE CAPITAL	**860.000**
RECURSOS PROPIOS DE CAPITAL	860.000
Incremento de la depreciación y amortización acumuladas	860.000
FUENTES DE FINANCIAMIENTO	**48.680**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	48.680
Disminución de otros activos financieros	48.680
Disminución de disponibilidades	48.680
Disminución de bancos	48.680
TOTAL RECURSOS	**25.087.799**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**24.939.119**
GASTOS DE CONSUMO	24.596.584
Remuneraciones	17.081.336
Sueldos, salarios y otras retribuciones	6.771.188
Beneficios y complementos de sueldos y salarios	7.708.058
Aportes patronales	678.700
Prestaciones sociales y otras indemnizaciones	480.033
Asistencia socioeconómica	1.315.611
Otros gastos de personal	127.746
Compra de bienes y servicios	6.655.248
Bienes de consumo	854.751
Servicios no personales	5.800.497
Depreciación y amortización	860.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	342.535
Al sector privado	342.535
Transferencias corrientes al sector privado	342.535
Directas a personas	342.535
Pensiones y otros beneficios asociados	107.703
Jubilaciones y otros beneficios asociados	234.832
GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
APLICACIONES FINANCIERAS	**48.680**
DISMINUCIÓN DE PASIVOS	48.680
Disminución de cuentas y efectos por pagar	48.680
Disminución de otras cuentas y efectos por pagar	48.680
Disminución de otras cuentas por pagar a corto plazo	48.680
TOTAL GASTOS	**25.087.799**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121067	Librerías como espacios culturales de desarrollo de la conciencia socialista	librería			60	2.152.560	15.175.383			17.327.943
TOTAL						**2.152.560**	**15.175.383**			**17.327.943**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	56.000	6.161.201			6.217.201
02	Gestión administrativa	1.200.120				1.200.120
03	Previsión y protección social		342.535			342.535
TOTAL		**1.256.120**	**6.503.736**			**7.759.856**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**82**	**60**	**7**	**149**	**5.975.648**		**5.975.648**
Alto Nivel y de Dirección	1			1	35.675		35.675
Directivo	6	8	4	18	1.770.817		1.770.817
Profesional y Técnico	63	42	2	107	1.903.386		1.903.386
Personal Administrativo	6	1		7	1.548.874		1.548.874
Obrero	6	9	1	16	716.896		716.896
TOTAL	**82**	**60**	**7**	**149**	**5.975.648**		**5.975.648**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**107.703**
Empleados	1		1	107.703
Jubilados	**2**	**1**	**3**	**234.832**
Empleados	2	1	3	234.832
TOTAL	**3**	**1**	**4**	**342.535**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	17.081.336
4.02	Materiales, suministros y mercancías	854.751
4.03	Servicios no personales	5.800.497
4.04	Activos reales	100.000
4.07	Transferencias y donaciones	342.535
4.08	Otros gastos	860.000
4.11	Disminución de pasivos	48.680
	TOTAL	**25.087.799**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**24.179.119**
INGRESOS CORRIENTES ORDINARIOS	24.179.119
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.500.000
Venta de otros bienes y servicios	2.500.000
TRANSFERENCIAS CORRIENTES	21.679.119
Transferencias corrientes del sector público	21.679.119
Transferencias corrientes internas recibidas del sector público	21.679.119
De la República	21.679.119
Recursos Ordinarios	21.679.119
1.2 GASTOS CORRIENTES	**24.939.119**
GASTOS DE CONSUMO	24.596.584
Remuneraciones	17.081.336
Sueldos, salarios y otras retribuciones	6.771.188
Beneficios y complementos de sueldos y salarios	7.708.058
Aportes patronales	678.700
Prestaciones sociales y otras indemnizaciones	480.033
Asistencia socioeconómica	1.315.611
Otros gastos de personal	127.746
Compra de bienes y servicios	6.655.248
Bienes de consumo	854.751
Servicios no personales	5.800.497
Depreciación y amortización	860.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	342.535
Al sector privado	342.535
Transferencias corrientes al sector privado	342.535
Directas a personas	342.535
Pensiones y otros beneficios asociados	107.703
Jubilaciones y otros beneficios asociados	234.832
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(760.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**100.000**
RECURSOS PROPIOS DE CAPITAL	100.000
Desahorro en cuenta corriente	(760.000)
Incremento de la depreciación y amortización acumuladas	860.000
2.2 GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**48.680**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	48.680
Disminución de otros activos financieros	48.680
Disminución de disponibilidades	48.680
Disminución de bancos	48.680
3.2 APLICACIONES FINANCIERAS	**48.680**
DISMINUCIÓN DE PASIVOS	48.680
Disminución de cuentas y efectos por pagar	48.680
Disminución de otras cuentas y efectos por pagar	48.680
Disminución de otras cuentas por pagar a corto plazo	48.680

A0375

Fundación Casa del Artista

FUNDACIÓN CASA DEL ARTISTA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Casa del Artista, tiene como actividad principal apoyar los procesos de formación y mejoramiento integral del artista, mediante el desarrollo de actividades dirigidas a la formación profesional, técnica y humana de los trabajadores de la cultura. Esta Fundación pertenece al sistema socio-cultural del Estado venezolano y está destinada a preservar las condiciones profesionales, técnicas y humanas del artista, alcanzando niveles de excelencia y calidad en la programación a realizar en todos sus espacios y en el desarrollo de procesos de aprendizaje y formación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**35.300.724**
INGRESOS CORRIENTES ORDINARIOS	35.300.724
INGRESOS DE LA PROPIEDAD	320.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	320.000
Alquileres	320.000
TRANSFERENCIAS CORRIENTES	34.980.724
Transferencias corrientes del sector público	34.980.724
Transferencias corrientes internas recibidas del sector público	34.980.724
De la República	34.980.724
INGRESOS DE CAPITAL	**598.010**
RECURSOS PROPIOS DE CAPITAL	598.010
Incremento de la depreciación y amortización acumuladas	598.010
FUENTES DE FINANCIAMIENTO	**2.140.673**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.140.673
Disminución de otros activos financieros	2.140.673
Disminución de disponibilidades	2.140.673
Disminución de bancos	2.140.673
TOTAL RECURSOS	**38.039.407**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**36.637.479**
GASTOS DE CONSUMO	26.160.806
Remuneraciones	16.087.690
Sueldos, salarios y otras retribuciones	5.392.502
Beneficios y complementos de sueldos y salarios	7.348.322
Aportes patronales	756.393
Prestaciones sociales y otras indemnizaciones	441.002
Asistencia socioeconómica	2.116.971
Otros gastos de personal	32.500
Compra de bienes y servicios	8.352.327
Bienes de consumo	2.641.414
Servicios no personales	5.710.913
Impuestos indirectos	1.122.779
Depreciación y amortización	598.010
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.476.673
Al sector privado	10.476.673
Transferencias corrientes al sector privado	8.379.000
Otras transferencias corrientes internas al sector privado	8.379.000
Donaciones corrientes al sector privado	2.097.673
Donaciones a personas	2.097.673
GASTOS DE CAPITAL	**1.401.928**
INVERSIÓN REAL DIRECTA	1.401.928
Formación bruta de capital fijo	1.401.928
Maquinaria, equipos y otros bienes muebles	1.401.928
TOTAL GASTOS	**38.039.407**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121127	Avance y profundización de la atención social e integral a la población creadora	persona			17.115	1.677.673	24.486.507			26.164.180
121128	Espacios culturales para la atención social e integral a la población creadora	convenio			7	463.000				463.000
TOTAL						2.140.673	24.486.507			26.627.180

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.120.166			5.120.166
02	Gestión administrativa	918.010	5.374.051			6.292.061
TOTAL		918.010	10.494.217			11.412.227

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**61**	**41**		**102**	**2.874.935**	**2.650.632**	**5.525.567**
Alto Nivel y de Dirección	1			1	21.405	97.200	118.605
Directivo	11	2		13	644.111	396.761	1.040.872
Profesional y Técnico	12	3		15	674.970	440.846	1.115.816
Personal Administrativo	25	16		41	528.801	1.366.625	1.895.426
Obrero	12	20		32	1.005.648	349.200	1.354.848
Personal Contratado	**11**	**14**		**25**	**2.433.383**		**2.433.383**
Profesional y Técnico	11	14		25	2.433.383		2.433.383
TOTAL	**72**	**55**		**127**	**5.308.318**	**2.650.632**	**7.958.950**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	16.087.690
4.02	Materiales, suministros y mercancías	2.641.414
4.03	Servicios no personales	6.833.692
4.04	Activos reales	1.401.928
4.07	Transferencias y donaciones	10.476.673
4.08	Otros gastos	598.010
	TOTAL	**38.039.407**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**35.300.724**
INGRESOS CORRIENTES ORDINARIOS	35.300.724
INGRESOS DE LA PROPIEDAD	320.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	320.000
Alquileres	320.000
TRANSFERENCIAS CORRIENTES	34.980.724
Transferencias corrientes del sector público	34.980.724
Transferencias corrientes internas recibidas del sector público	34.980.724
De la República	34.980.724
Recursos Ordinarios	34.980.724
1.2 GASTOS CORRIENTES	**36.637.479**
GASTOS DE CONSUMO	26.160.806
Remuneraciones	16.087.690
Sueldos, salarios y otras retribuciones	5.392.502
Beneficios y complementos de sueldos y salarios	7.348.322
Aportes patronales	756.393
Prestaciones sociales y otras indemnizaciones	441.002
Asistencia socioeconómica	2.116.971
Otros gastos de personal	32.500
Compra de bienes y servicios	8.352.327
Bienes de consumo	2.641.414
Servicios no personales	5.710.913
Impuestos indirectos	1.122.779
Depreciación y amortización	598.010
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.476.673
Al sector privado	10.476.673
Transferencias corrientes al sector privado	8.379.000
Otras transferencias corrientes internas al sector privado	8.379.000
Donaciones corrientes al sector privado	2.097.673
Donaciones a personas	2.097.673
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.336.755)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(738.745)**
RECURSOS PROPIOS DE CAPITAL	(738.745)
Desahorro en cuenta corriente	(1.336.755)
Incremento de la depreciación y amortización acumuladas	598.010
2.2 GASTOS DE CAPITAL	**1.401.928**
INVERSIÓN REAL DIRECTA	1.401.928
Formación bruta de capital fijo	1.401.928
Maquinaria, equipos y otros bienes muebles	1.401.928
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.140.673)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.140.673**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.140.673
Disminución de otros activos financieros	2.140.673
Disminución de disponibilidades	2.140.673
Disminución de bancos	2.140.673
3.2 APLICACIONES FINANCIERAS	**2.140.673**
DÉFICIT FINANCIERO	2.140.673

A0378

Centro de la Diversidad Cultural

CENTRO DE LA DIVERSIDAD CULTURAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Centro de la Diversidad Cultural, fue creada el 16-08-2006, según decreto presidencial Nº 4.738 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.502 de la misma fecha, cuenta con siete años de funcionamiento. Tiene como objetivo principal propiciar y promover un espacio de intercambio cultural, en el ámbito nacional e internacional, entre los hacedores y hacedoras que favorezcan la pluriculturalidad.

Para el ejercicio fiscal 2014, la Fundación responde en la continuidad de su proyecto, los lineamientos contenidos, en la Constitución de la República Bolivariana de Venezuela y el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, como instrumentos de política y de planificación, en consonancia con el proceso de transformación de la República, de sus instancias de gobierno y del ejercicio ciudadano.

En el contexto de los principios fundamentales de nuestra República, la condición de diversidad cultural cobra especial relevancia como factor de impulso al desarrollo, esta pluralidad orienta de manera constructiva el cumplimiento de los fines esenciales del Estado, procurando la igualdad de condiciones para todos los venezolanos y venezolanas, sin discriminaciones por origen étnico, religioso, condición social, sexo, identidad, idioma, es decir cualquier circunstancia personal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**24.547.162**
INGRESOS CORRIENTES ORDINARIOS	24.547.162
TRANSFERENCIAS CORRIENTES	24.547.162
Transferencias corrientes del sector público	24.547.162
Transferencias corrientes internas recibidas del sector público	24.547.162
De la República	24.547.162
INGRESOS DE CAPITAL	**757.456**
RECURSOS PROPIOS DE CAPITAL	757.456
Incremento de la depreciación y amortización acumuladas	757.456
TOTAL RECURSOS	**25.304.618**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**25.204.618**
GASTOS DE CONSUMO	24.780.580
Remuneraciones	20.100.000
Sueldos, salarios y otras retribuciones	6.813.801
Beneficios y complementos de sueldos y salarios	8.841.182
Aportes patronales	997.251
Prestaciones sociales y otras indemnizaciones	1.682.441
Asistencia socioeconómica	1.765.325
Compra de bienes y servicios	3.494.828
Bienes de consumo	531.000
Servicios no personales	2.963.828
Impuestos indirectos	428.296
Depreciación y amortización	757.456
TRANSFERENCIAS Y DONACIONES CORRIENTES	424.038
Al sector privado	424.038
Transferencias corrientes al sector privado	224.038
Directas a personas	224.038
Pensiones y otros beneficios asociados	74.680
Jubilaciones y otros beneficios asociados	149.358
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
TOTAL GASTOS	**25.304.618**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120593	Movimiento de movimientos por la diversidad cultural	Encuentro			2.593		17.183.013			17.183.013
TOTAL							**17.183.013**			**17.183.013**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.699.231			5.699.231
02	Gestión administrativa	757.456	1.440.880			2.198.336
03	Previsión y protección social		224.038			224.038
TOTAL		**757.456**	**7.364.149**			**8.121.605**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**78**	**49**	**14**	**141**	**5.490.150**		**5.490.150**
Alto Nivel y de Dirección		1		1	35.675		35.675
Directivo	17	8	7	32	1.129.710		1.129.710
Profesional y Técnico	25	16	5	46	1.906.350		1.906.350
Personal Administrativo	27			27	1.088.629		1.088.629
Obrero	9	24	2	35	1.329.786		1.329.786
Personal Contratado	**1**	**1**		**2**	**1.141.496**		**1.141.496**
Profesional y Técnico		1		1	1.100.000		1.100.000
Obrero	1			1	41.496		41.496
TOTAL	**79**	**50**	**14**	**143**	**6.631.646**		**6.631.646**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**74.680**
Empleados	1		1	74.680
Jubilados	**2**		**2**	**149.358**
Empleados	2		2	149.358
TOTAL	**3**		**3**	**224.038**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	20.100.000
4.02	Materiales, suministros y mercancías	531.000
4.03	Servicios no personales	3.392.124
4.04	Activos reales	100.000
4.07	Transferencias y donaciones	424.038
4.08	Otros gastos	757.456
	TOTAL	**25.304.618**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**24.547.162**
INGRESOS CORRIENTES ORDINARIOS	24.547.162
TRANSFERENCIAS CORRIENTES	24.547.162
Transferencias corrientes del sector público	24.547.162
Transferencias corrientes internas recibidas del sector público	24.547.162
De la República	24.547.162
Recursos Ordinarios	24.547.162
1.2 GASTOS CORRIENTES	**25.204.618**
GASTOS DE CONSUMO	24.780.580
Remuneraciones	20.100.000
Sueldos, salarios y otras retribuciones	6.813.801
Beneficios y complementos de sueldos y salarios	8.841.182
Aportes patronales	997.251
Prestaciones sociales y otras indemnizaciones	1.682.441
Asistencia socioeconómica	1.765.325
Compra de bienes y servicios	3.494.828
Bienes de consumo	531.000
Servicios no personales	2.963.828
Impuestos indirectos	428.296
Depreciación y amortización	757.456
TRANSFERENCIAS Y DONACIONES CORRIENTES	424.038
Al sector privado	424.038
Transferencias corrientes al sector privado	224.038
Directas a personas	224.038
Pensiones y otros beneficios asociados	74.680
Jubilaciones y otros beneficios asociados	149.358
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(657.456)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**100.000**
RECURSOS PROPIOS DE CAPITAL	100.000
Desahorro en cuenta corriente	(657.456)
Incremento de la depreciación y amortización acumuladas	757.456
2.2 GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0390

Fundación Cinemateca Nacional

FUNDACIÓN CINEMATECA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Cinemateca Nacional, surge como una necesidad de jerarquizar, fortalecer y dotar de mejores recursos a una institución, para atender la conservación, acopio, catalogación y difusión de documentos y producciones del arte cinematográfico de todas las tendencias y períodos que constituyen el acervo histórico y cultural de las artes cinematográficas internacionales de todos los tiempos, con énfasis, en el arte americano y en especial el venezolano.

Para el año 2014, tiene previsto ejecutar dos (2) proyectos: el primero, "Difusión cinematográfica y audiovisual" con el cual prevé proyectar el cine en toda su pluralidad a través de 60 salas y el segundo "Preservación de la cultura cinematográfica y audiovisual" que tiene como meta preservar una película.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**29.626.555**
INGRESOS CORRIENTES ORDINARIOS	29.626.555
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	300.000
Venta de otros bienes y servicios	300.000
TRANSFERENCIAS CORRIENTES	29.326.555
Transferencias corrientes del sector público	29.326.555
Transferencias corrientes internas recibidas del sector público	29.326.555
De la República	29.326.555
INGRESOS DE CAPITAL	**770.143**
RECURSOS PROPIOS DE CAPITAL	770.143
Incremento de la depreciación y amortización acumuladas	770.143
FUENTES DE FINANCIAMIENTO	**2.608.364**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.608.364
Disminución de otros activos financieros	2.608.364
Disminución de disponibilidades	2.608.364
Disminución de bancos	2.608.364
TOTAL RECURSOS	**33.005.062**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**32.585.561**
GASTOS DE CONSUMO	31.767.611
Remuneraciones	16.633.952
Sueldos, salarios y otras retribuciones	5.170.670
Beneficios y complementos de sueldos y salarios	6.943.990
Aportes patronales	1.175.065
Prestaciones sociales y otras indemnizaciones	1.419.863
Asistencia socioeconómica	1.924.364
Compra de bienes y servicios	14.363.516
Bienes de consumo	1.938.719
Servicios no personales	12.424.797
Depreciación y amortización	770.143
TRANSFERENCIAS Y DONACIONES CORRIENTES	817.950
Al sector privado	817.950
Transferencias corrientes al sector privado	817.950
Directas a personas	817.950
Pensiones y otros beneficios asociados	200.195
Jubilaciones y otros beneficios asociados	617.755
GASTOS DE CAPITAL	**419.501**
INVERSIÓN REAL DIRECTA	419.501
Formación bruta de capital fijo	179.811
Maquinaria, equipos y otros bienes muebles	179.811
Bienes intangibles	239.690
TOTAL GASTOS	**33.005.062**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121062	Difusión cinematográfica y audiovisual	sala			60	2.908.364	16.030.688			18.939.052
121555	Preservación de la cultura cinematográfica y audiovisual	película			1		4.497.900			4.497.900
TOTAL						**2.908.364**	**20.528.588**			**23.436.952**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.803.317			6.803.317
02	Gestión administrativa	770.143	1.094.400			1.864.543
03	Previsión y protección social		817.950			817.950
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		82.300			82.300
TOTAL		**770.143**	**8.797.967**			**9.568.110**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**66**	**64**	**27**	**157**	**3.360.840**	**1.622.604**	**4.983.444**
Alto Nivel y de Dirección		1		1	17.838	36.000	53.838
Directivo	10	9	3	22	392.436	657.900	1.050.336
Profesional y Técnico	30	32	12	74	1.690.008	512.244	2.202.252
Personal Administrativo	22	8	10	40	835.572	272.754	1.108.326
Obrero	4	14	2	20	424.986	143.706	568.692
Personal Contratado	**28**	**19**		**47**	**1.326.450**		**1.326.450**
Profesional y Técnico	26	18		44	1.266.252		1.266.252
Obrero	2	1		3	60.198		60.198
TOTAL	**94**	**83**	**27**	**204**	**4.687.290**	**1.622.604**	**6.309.894**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**1**	**3**	**200.195**
Empleados	2	1	3	200.195
Jubilados	**7**	**8**	**15**	**617.755**
Obreros	1	1	2	58.504
Empleados	6	7	13	559.251
TOTAL	**9**	**9**	**18**	**817.950**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	16.633.952
4.02	Materiales, suministros y mercancías	1.938.719
4.03	Servicios no personales	12.424.797
4.04	Activos reales	419.501
4.07	Transferencias y donaciones	817.950
4.08	Otros gastos	770.143
	TOTAL	**33.005.062**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.626.555**
INGRESOS CORRIENTES ORDINARIOS	29.626.555
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	300.000
Venta de otros bienes y servicios	300.000
TRANSFERENCIAS CORRIENTES	29.326.555
Transferencias corrientes del sector público	29.326.555
Transferencias corrientes internas recibidas del sector público	29.326.555
De la República	29.326.555
Recursos Ordinarios	29.326.555
1.2 GASTOS CORRIENTES	**32.585.561**
GASTOS DE CONSUMO	31.767.611
Remuneraciones	16.633.952
Sueldos, salarios y otras retribuciones	5.170.670
Beneficios y complementos de sueldos y salarios	6.943.990
Aportes patronales	1.175.065
Prestaciones sociales y otras indemnizaciones	1.419.863
Asistencia socioeconómica	1.924.364
Compra de bienes y servicios	14.363.516
Bienes de consumo	1.938.719
Servicios no personales	12.424.797
Depreciación y amortización	770.143
TRANSFERENCIAS Y DONACIONES CORRIENTES	817.950
Al sector privado	817.950
Transferencias corrientes al sector privado	817.950
Directas a personas	817.950
Pensiones y otros beneficios asociados	200.195
Jubilaciones y otros beneficios asociados	617.755
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.959.006)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.188.863)**
RECURSOS PROPIOS DE CAPITAL	(2.188.863)
Desahorro en cuenta corriente	(2.959.006)
Incremento de la depreciación y amortización acumuladas	770.143
2.2 GASTOS DE CAPITAL	**419.501**
INVERSIÓN REAL DIRECTA	419.501
Formación bruta de capital fijo	179.811
Maquinaria, equipos y otros bienes muebles	179.811
Bienes intangibles	239.690
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.608.364)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.608.364**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.608.364
Disminución de otros activos financieros	2.608.364
Disminución de disponibilidades	2.608.364
Disminución de bancos	2.608.364
3.2 APLICACIONES FINANCIERAS	**2.608.364**
DÉFICIT FINANCIERO	2.608.364

A0417

Fundación Centro Nacional de la Fotografía (CENAF)

FUNDACIÓN CENTRO NACIONAL DE LA FOTOGRAFÍA (CENAF)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Centro Nacional de la Fotografía (Cenaf), tiene por objeto fundamental ser una institución dedicada exclusivamente al hecho fotográfico, que contribuya a fomentar, promover y desarrollar la investigación, el registro, la difusión, la promoción y la preservación de la fotografía en todas sus formas y manifestaciones; en lo artístico, documental y comunitario, a través de programas de educación, capacitación y adiestramiento, articulados desde sus dependencias para contribuir a su desarrollo, promoción y conservación en todo el territorio nacional, constituyéndose como referencia nacional para la fotografía, trabajando en red con las instituciones del Estado e instituciones privadas relacionadas con el hecho fotográfico.

Para el año 2014 tiene previsto ejecutar el proyecto: "Fotografía en tiempos de revolución" con el cual estima realizar 21 eventos, investigaciones fotográficas para el fomento de los valores de la fotografía nacional con sentido social, publicaciones de fotografías para difundir los valores tradicionales y emergentes de la fotografía nacional e internacional, eventos fotográficos para fortalecer la identidad nacional, talleres para sensibilización, formar y profesionalizar en el conocimiento y uso cabal de la herramienta fotográfica, entre otros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**7.753.634**
INGRESOS CORRIENTES ORDINARIOS	7.753.634
TRANSFERENCIAS CORRIENTES	7.753.634
Transferencias corrientes del sector público	7.753.634
Transferencias corrientes internas recibidas del sector público	7.753.634
De la República	7.753.634
INGRESOS DE CAPITAL	**73.552**
RECURSOS PROPIOS DE CAPITAL	73.552
Incremento de la depreciación y amortización acumuladas	73.552
TOTAL RECURSOS	**7.827.186**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**7.686.186**
GASTOS DE CONSUMO	7.686.186
Remuneraciones	5.962.231
Sueldos, salarios y otras retribuciones	1.546.857
Beneficios y complementos de sueldos y salarios	2.851.996
Aportes patronales	453.288
Prestaciones sociales y otras indemnizaciones	713.104
Asistencia socioeconómica	396.986
Compra de bienes y servicios	1.481.590
Bienes de consumo	545.870
Servicios no personales	935.720
Impuestos indirectos	168.813
Depreciación y amortización	73.552
GASTOS DE CAPITAL	**141.000**
INVERSIÓN REAL DIRECTA	141.000
Formación bruta de capital fijo	141.000
Maquinaria, equipos y otros bienes muebles	141.000
TOTAL GASTOS	**7.827.186**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120125	Fotografía en tiempos de revolución	evento			21		5.427.544			5.427.544
TOTAL							**5.427.544**			**5.427.544**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.024.400			2.024.400
02	Gestión administrativa	73.552	301.690			375.242
TOTAL		**73.552**	**2.326.090**			**2.399.642**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**15**	**4**	**30**	**1.128.648**	**547.272**	**1.675.920**
Alto Nivel y de Dirección		1	1	2	71.352	104.400	175.752
Directivo	2	3	2	7	249.732	123.896	373.628
Profesional y Técnico	6	7	1	14	557.834	276.749	834.583
Personal de Investigación	1			1	35.676	17.699	53.375
Obrero	2	4		6	214.054	24.528	238.582
Personal Contratado	**3**			**3**	**113.109**		**113.109**
Profesional y Técnico	3			3	113.109		113.109
TOTAL	**14**	**15**	**4**	**33**	**1.241.757**	**547.272**	**1.789.029**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	5.962.231
4.02	Materiales, suministros y mercancías	545.870
4.03	Servicios no personales	1.104.533
4.04	Activos reales	141.000
4.08	Otros gastos	73.552
	TOTAL	**7.827.186**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.753.634**
INGRESOS CORRIENTES ORDINARIOS	7.753.634
TRANSFERENCIAS CORRIENTES	7.753.634
Transferencias corrientes del sector público	7.753.634
Transferencias corrientes internas recibidas del sector público	7.753.634
De la República	7.753.634
Recursos Ordinarios	7.753.634
1.2 GASTOS CORRIENTES	**7.686.186**
GASTOS DE CONSUMO	7.686.186
Remuneraciones	5.962.231
Sueldos, salarios y otras retribuciones	1.546.857
Beneficios y complementos de sueldos y salarios	2.851.996
Aportes patronales	453.288
Prestaciones sociales y otras indemnizaciones	713.104
Asistencia socioeconómica	396.986
Compra de bienes y servicios	1.481.590
Bienes de consumo	545.870
Servicios no personales	935.720
Impuestos indirectos	168.813
Depreciación y amortización	73.552
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**67.448**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**141.000**
RECURSOS PROPIOS DE CAPITAL	141.000
Ahorro en cuenta corriente	67.448
Incremento de la depreciación y amortización acumuladas	73.552
2.2 GASTOS DE CAPITAL	**141.000**
INVERSIÓN REAL DIRECTA	141.000
Formación bruta de capital fijo	141.000
Maquinaria, equipos y otros bienes muebles	141.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0424

Fundación Museos Nacionales

FUNDACIÓN MUSEOS NACIONALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Museos Nacionales tiene por objeto la promoción, difusión, conservación, investigación y valoración del patrimonio artístico y científico concretado en las creaciones artísticas, científicas y culturales tanto de origen autónomo como las procedentes de otras culturas que integran las colecciones de sus dependencias museísticas dirigidas al ámbito de la cultura y del conocimiento universal, así como, el conocimiento científico, para el desarrollo espiritual e intelectual del pueblo venezolano.

Para el año 2014, tiene previsto realizar 3.380 eventos a través del proyecto "Museos: abre caminos con la comunidad".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**142.184.540**
INGRESOS CORRIENTES ORDINARIOS	142.184.540
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.601.650
Venta de otros bienes y servicios	1.601.650
TRANSFERENCIAS CORRIENTES	140.582.890
Transferencias corrientes del sector público	140.582.890
Transferencias corrientes internas recibidas del sector público	140.582.890
De la República	140.582.890
INGRESOS DE CAPITAL	**1.225.872**
RECURSOS PROPIOS DE CAPITAL	1.225.872
Incremento de la depreciación y amortización acumuladas	1.225.872
TOTAL RECURSOS	**143.410.412**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**138.253.620**
GASTOS DE CONSUMO	133.861.661
Remuneraciones	82.768.641
Sueldos, salarios y otras retribuciones	25.758.174
Beneficios y complementos de sueldos y salarios	31.144.865
Aportes patronales	5.653.293
Prestaciones sociales y otras indemnizaciones	1.494.460
Asistencia socioeconómica	18.393.346
Otros gastos de personal	324.503
Compra de bienes y servicios	49.867.148
Bienes de consumo	11.143.185
Servicios no personales	38.723.963
Depreciación y amortización	1.225.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.391.959
Al sector privado	4.391.959
Transferencias corrientes al sector privado	4.391.959
Directas a personas	4.391.959
Pensiones y otros beneficios asociados	1.173.561
Jubilaciones y otros beneficios asociados	3.218.398
GASTOS DE CAPITAL	**5.156.792**
INVERSIÓN REAL DIRECTA	5.156.792
Formación bruta de capital fijo	5.156.792
Maquinaria, equipos y otros bienes muebles	5.156.792
TOTAL GASTOS	**143.410.412**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120334	Museos: abre caminos con la comunidad	Evento			3.380	1.086.650	99.329.869			100.416.519
TOTAL						1.086.650	99.329.869			100.416.519

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		16.578.284			16.578.284
02	Gestión administrativa	1.740.872	20.282.778			22.023.650
03	Previsión y protección social		4.391.959			4.391.959
TOTAL		1.740.872	41.253.021			42.993.893

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**323**	**434**		**757**	**18.395.796**	**2.594.711**	**20.990.507**
Alto Nivel y de Dirección	1			1	20.813		20.813
Directivo	23	23		46	957.403		957.403
Profesional y Técnico	158	142		300	7.872.103	1.203.666	9.075.769
Personal Administrativo	110	213		323	7.551.194	1.106.149	8.657.343
Obrero	31	56		87	1.994.283	284.896	2.279.179
Personal Fijo a Tiempo Parcial	**5**	**1**		**6**	**66.631**	**19.040**	**85.671**
Personal Administrativo	5	1		6	66.631	19.040	85.671
Personal Contratado	**25**	**21**		**46**	**7.295.747**		**7.295.747**
Profesional y Técnico	14	13		27	3.881.602		3.881.602
Personal Administrativo		5		5	132.895		132.895
Personal Docente	11	3		14	3.281.250		3.281.250
TOTAL	**353**	**456**		**809**	**25.758.174**	**2.613.751**	**28.371.925**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**18**	**14**	**32**	**1.173.561**
Empleados	18	14	32	1.173.561
Jubilados	**50**	**40**	**90**	**3.218.398**
Empleados	50	40	90	3.218.398
TOTAL	**68**	**54**	**122**	**4.391.959**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	82.768.641
4.02	Materiales, suministros y mercancías	11.143.185
4.03	Servicios no personales	38.723.963
4.04	Activos reales	5.156.792
4.07	Transferencias y donaciones	4.391.959
4.08	Otros gastos	1.225.872
	TOTAL	**143.410.412**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**142.184.540**
INGRESOS CORRIENTES ORDINARIOS	142.184.540
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.601.650
Venta de otros bienes y servicios	1.601.650
TRANSFERENCIAS CORRIENTES	140.582.890
Transferencias corrientes del sector público	140.582.890
Transferencias corrientes internas recibidas del sector público	140.582.890
De la República	140.582.890
Recursos Ordinarios	140.582.890
1.2 GASTOS CORRIENTES	**138.253.620**
GASTOS DE CONSUMO	133.861.661
Remuneraciones	82.768.641
Sueldos, salarios y otras retribuciones	25.758.174
Beneficios y complementos de sueldos y salarios	31.144.865
Aportes patronales	5.653.293
Prestaciones sociales y otras indemnizaciones	1.494.460
Asistencia socioeconómica	18.393.346
Otros gastos de personal	324.503
Compra de bienes y servicios	49.867.148
Bienes de consumo	11.143.185
Servicios no personales	38.723.963
Depreciación y amortización	1.225.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.391.959
Al sector privado	4.391.959
Transferencias corrientes al sector privado	4.391.959
Directas a personas	4.391.959
Pensiones y otros beneficios asociados	1.173.561
Jubilaciones y otros beneficios asociados	3.218.398

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.930.920**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.156.792**
RECURSOS PROPIOS DE CAPITAL	5.156.792
Ahorro en cuenta corriente	3.930.920
Incremento de la depreciación y amortización acumuladas	1.225.872
2.2 GASTOS DE CAPITAL	**5.156.792**
INVERSIÓN REAL DIRECTA	5.156.792
Formación bruta de capital fijo	5.156.792
Maquinaria, equipos y otros bienes muebles	5.156.792
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0449

Fundación Distribuidora Venezolana de la Cultura

FUNDACIÓN DISTRIBUIDORA VENEZOLANA DE LA CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Distribuidora Venezolana de la Cultura (antes "del libro"), cuenta con siete años de funcionamiento. Fue creada bajo el decreto Nº 4.268 de fecha 06 de febrero del 2006, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.373. Posteriormente, se modifica su denominación a Fundación Distribuidora Venezolana de la Cultura, creada por el Estado venezolano, según decreto Nº 6.107, de fecha 27 mayo de 2008, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.939 de la misma fecha.

Ha venido promoviendo la distribución de libros y publicaciones en gran parte del territorio nacional e internacional, como un medio esencial para el éxito de la política editorial masiva y al mismo tiempo contribuir a la consolidación del Sistema Nacional del Libro, para dar cumplimiento al derecho universal y constitucional de acceso a la información, el conocimiento y el disfrute de los bienes y los servicios culturales que tiene el pueblo venezolano.

La Fundación continúa con el proceso de fortalecimiento de la colocación y distribución de las publicaciones del Estado venezolano y otros bienes y productos culturales, para incrementar el acervo cultural de nuestros pueblos y compartir el aspecto intercultural en el caribe y latinoamérica. Para el año 2014, la Fundación pretende continuar desarrollando su proyecto medular de distribución de la producción editorial del Estado venezolano, libros importados y otros bienes culturales en el ámbito nacional e internacional denominado como "Bienes Culturales al alcance de todos", a través de la colocación en las Librerías del Sur, librerías privadas, eventos de donaciones y ferias regionales e internacionales, adicionalmente se están creando en todo el país librerías populares - tiendas culturales que consisten en espacios para la promoción y difusión de la actividad cultural, para la expresión de las tradiciones, la creación artística y lugares para la comercialización de bienes culturales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**17.062.409**
INGRESOS CORRIENTES ORDINARIOS	17.062.409
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.500.000
Venta de otros bienes y servicios	1.500.000
TRANSFERENCIAS CORRIENTES	15.562.409
Transferencias corrientes del sector público	15.562.409
Transferencias corrientes internas recibidas del sector público	15.562.409
De la República	15.562.409
INGRESOS DE CAPITAL	**37.721**
RECURSOS PROPIOS DE CAPITAL	37.721
Incremento de la depreciación y amortización acumuladas	37.721
TOTAL RECURSOS	**17.100.130**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**16.933.849**
GASTOS DE CONSUMO	16.848.902
Remuneraciones	11.056.162
Sueldos, salarios y otras retribuciones	3.582.429
Beneficios y complementos de sueldos y salarios	4.932.261
Aportes patronales	180.772
Prestaciones sociales y otras indemnizaciones	273.727
Asistencia socioeconómica	1.285.973
Otros gastos de personal	801.000
Compra de bienes y servicios	5.755.019
Bienes de consumo	2.287.839
Servicios no personales	3.467.180
Depreciación y amortización	37.721
TRANSFERENCIAS Y DONACIONES CORRIENTES	84.947
Al sector privado	84.947
Transferencias corrientes al sector privado	84.947
Directas a personas	84.947
Jubilaciones y otros beneficios asociados	84.947
GASTOS DE CAPITAL	**166.281**
INVERSIÓN REAL DIRECTA	166.281
Formación bruta de capital fijo	166.281
Maquinaria, equipos y otros bienes muebles	166.281
TOTAL GASTOS	**17.100.130**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121124	Bienes culturales al alcance de todos	Ejemplar			4.000.000	1.500.000	10.893.686			12.393.686
TOTAL						**1.500.000**	**10.893.686**			**12.393.686**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.775.558			3.775.558
02	Gestión administrativa	37.721	808.218			845.939
03	Previsión y protección social		84.947			84.947
TOTAL		**37.721**	**4.668.723**			**4.706.444**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**63**		**86**	**3.346.969**		**3.346.969**
Alto Nivel y de Dirección	1			1	34.044		34.044
Directivo	4	14		18	612.944		612.944
Profesional y Técnico	8	10		18	745.556		745.556
Personal Administrativo	7	3		10	391.033		391.033
Obrero	3	36		39	1.563.392		1.563.392
TOTAL	**23**	**63**		**86**	**3.346.969**		**3.346.969**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**1**	**1**	**84.947**
Alto Nivel y de Dirección		1	1	84.947
TOTAL		**1**	**1**	**84.947**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	11.056.162
4.02	Materiales, suministros y mercancías	2.287.839
4.03	Servicios no personales	3.467.180
4.04	Activos reales	166.281
4.07	Transferencias y donaciones	84.947
4.08	Otros gastos	37.721
	TOTAL	**17.100.130**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**17.062.409**
INGRESOS CORRIENTES ORDINARIOS	17.062.409
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.500.000
Venta de otros bienes y servicios	1.500.000
TRANSFERENCIAS CORRIENTES	15.562.409
Transferencias corrientes del sector público	15.562.409
Transferencias corrientes internas recibidas del sector público	15.562.409
De la República	15.562.409
Recursos Ordinarios	15.562.409
1.2 GASTOS CORRIENTES	**16.933.849**
GASTOS DE CONSUMO	16.848.902
Remuneraciones	11.056.162
Sueldos, salarios y otras retribuciones	3.582.429
Beneficios y complementos de sueldos y salarios	4.932.261
Aportes patronales	180.772
Prestaciones sociales y otras indemnizaciones	273.727
Asistencia socioeconómica	1.285.973
Otros gastos de personal	801.000
Compra de bienes y servicios	5.755.019
Bienes de consumo	2.287.839
Servicios no personales	3.467.180
Depreciación y amortización	37.721
TRANSFERENCIAS Y DONACIONES CORRIENTES	84.947
Al sector privado	84.947
Transferencias corrientes al sector privado	84.947
Directas a personas	84.947
Jubilaciones y otros beneficios asociados	84.947
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**128.560**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**166.281**
RECURSOS PROPIOS DE CAPITAL	166.281
Ahorro en cuenta corriente	128.560
Incremento de la depreciación y amortización acumuladas	37.721
2.2 GASTOS DE CAPITAL	**166.281**
INVERSIÓN REAL DIRECTA	166.281
Formación bruta de capital fijo	166.281
Maquinaria, equipos y otros bienes muebles	166.281
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0450

Fundación Compañía Nacional de Danza

FUNDACIÓN COMPAÑÍA NACIONAL DE DANZA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Compañía Nacional de Danza, fue creada el 06 de febrero de 2006, según decreto presidencial N° 4.264 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.370 de la misma fecha y cuenta con siete años de funcionamiento. Es una institución que proyecta, difunde, promueve y fomenta la danza nacional en todas sus modalidades; así como favorece la inserción laboral y artística de nuestros creadores, interpretes, docentes, investigadores, cultores, gestores culturales y técnicos de la danza nacional.

Su misión es promover la creación y reposición de la obra coreográfica de nuestro país en todas sus expresiones dancísticas, favoreciendo la inserción laboral y artística de alto nivel e impulsando modelos de desarrollo participativo y democrático de los ciudadanos y ciudadanas.

Su visión es ser la institución del Estado representativa del arte de la danza venezolana, portadora de su rico legado en expresiones e identidades, valores patrimoniales, memoria y pertenencia que dan cuenta de nuestro sentir, en plena conexión y compromiso con cada tiempo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**29.890.845**
INGRESOS CORRIENTES ORDINARIOS	29.890.845
INGRESOS DE LA PROPIEDAD	500.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	500.000
Alquileres	500.000
TRANSFERENCIAS CORRIENTES	29.390.845
Transferencias corrientes del sector público	29.390.845
Transferencias corrientes internas recibidas del sector público	29.390.845
De la República	29.390.845
INGRESOS DE CAPITAL	**257.575**
RECURSOS PROPIOS DE CAPITAL	257.575
Incremento de la depreciación y amortización acumuladas	257.575
TOTAL RECURSOS	**30.148.420**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**29.588.520**
GASTOS DE CONSUMO	23.051.178
Remuneraciones	14.554.103
Sueldos, salarios y otras retribuciones	5.352.603
Beneficios y complementos de sueldos y salarios	6.455.690
Aportes patronales	512.238
Prestaciones sociales y otras indemnizaciones	926.551
Asistencia socioeconómica	1.307.021
Compra de bienes y servicios	7.449.150
Bienes de consumo	2.268.054
Servicios no personales	5.181.096
Impuestos indirectos	790.350
Depreciación y amortización	257.575
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.537.342
Al sector privado	6.537.342
Transferencias corrientes al sector privado	6.537.342
Directas a personas	78.342
Jubilaciones y otros beneficios asociados	78.342
Otras transferencias corrientes internas al sector privado	6.459.000
GASTOS DE CAPITAL	**559.900**
INVERSIÓN REAL DIRECTA	559.900
Formación bruta de capital fijo	559.900
Maquinaria, equipos y otros bienes muebles	559.900
TOTAL GASTOS	**30.148.420**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120502	Venezuela danza lo que somos	evento			21	500.000	20.573.591			21.073.591
TOTAL						**500.000**	**20.573.591**			**21.073.591**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.217.537			6.217.537
02	Gestión administrativa	257.575	2.521.375			2.778.950
03	Previsión y protección social		78.342			78.342
TOTAL		**257.575**	**8.817.254**			**9.074.829**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**51**	**48**	**30**	**129**	**4.351.407**	**507.598**	**4.859.005**
Alto Nivel y de Dirección	1			1	35.676		35.676
Directivo	15	10	3	28	927.609		927.609
Profesional y Técnico	31	33	23	87	3.048.207	487.054	3.535.261
Obrero	4	5	4	13	339.915	20.544	360.459
Personal Contratado	**9**	**27**		**36**	**1.001.196**		**1.001.196**
Profesional y Técnico	5	24		29	691.032		691.032
Personal Administrativo	4	3		7	310.164		310.164
TOTAL	60	75	30	165	5.352.603	507.598	5.860.201

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**		**1**	**78.342**
Empleados	1		1	78.342
TOTAL	1		1	78.342

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	14.554.103
4.02	Materiales, suministros y mercancías	2.268.054
4.03	Servicios no personales	5.971.446
4.04	Activos reales	559.900
4.07	Transferencias y donaciones	6.537.342
4.08	Otros gastos	257.575
	TOTAL	**30.148.420**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.890.845**
INGRESOS CORRIENTES ORDINARIOS	29.890.845
INGRESOS DE LA PROPIEDAD	500.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	500.000
Alquileres	500.000
TRANSFERENCIAS CORRIENTES	29.390.845
Transferencias corrientes del sector público	29.390.845
Transferencias corrientes internas recibidas del sector público	29.390.845
De la República	29.390.845
Recursos Ordinarios	29.390.845
1.2 GASTOS CORRIENTES	**29.588.520**
GASTOS DE CONSUMO	23.051.178
Remuneraciones	14.554.103
Sueldos, salarios y otras retribuciones	5.352.603
Beneficios y complementos de sueldos y salarios	6.455.690
Aportes patronales	512.238
Prestaciones sociales y otras indemnizaciones	926.551
Asistencia socioeconómica	1.307.021
Compra de bienes y servicios	7.449.150
Bienes de consumo	2.268.054
Servicios no personales	5.181.096
Impuestos indirectos	790.350
Depreciación y amortización	257.575
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.537.342
Al sector privado	6.537.342
Transferencias corrientes al sector privado	6.537.342
Directas a personas	78.342
Jubilaciones y otros beneficios asociados	78.342
Otras transferencias corrientes internas al sector privado	6.459.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**302.325**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**559.900**
RECURSOS PROPIOS DE CAPITAL	559.900
Ahorro en cuenta corriente	302.325
Incremento de la depreciación y amortización acumuladas	257.575
2.2 GASTOS DE CAPITAL	**559.900**
INVERSIÓN REAL DIRECTA	559.900
Formación bruta de capital fijo	559.900
Maquinaria, equipos y otros bienes muebles	559.900
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0451

Fundación Villa del Cine

FUNDACIÓN VILLA DEL CINE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Villa del Cine fue creada el 14 de febrero de 2006, según decreto presidencial N° 3.466 publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.126 de la misma fecha y cuenta con seis años de funcionamiento. Es una productora de cine y medios audiovisuales, capaz de fomentar la industria cinematográfica y audiovisuales desde el Estado venezolano, al establecer un sistema de producción y post-producción eficiente y racional, avocada a la realización de obra de interés social y cultural de alta factura, que promuevan los valores establecidos en la constitución de la República Bolivariana de Venezuela, y posibilite a su vez, el dialogo de culturas a través de cooperaciones de integración internacional desde la co-producción y prestación de servicios para el desarrollo de obras cinematográficas y audiovisuales.

Su visión es proponer políticas de producción de obras cinematográficas y audiovisuales desde el Estado venezolano, que impulsen el desarrollo de la industria a través de la disposición de una infraestructura física, tecnológica, personal técnico y profesional formado, que permita brindar servicios de producción y post-producción, con reconocimiento nacional e internacional, contribuyendo así, al alcance y desarrollo de las políticas culturales de democratización de los bienes y servicios culturales de la República Bolivariana de Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**43.492.165**
INGRESOS CORRIENTES ORDINARIOS	43.492.165
TRANSFERENCIAS CORRIENTES	43.492.165
Transferencias corrientes del sector público	43.492.165
Transferencias corrientes internas recibidas del sector público	43.492.165
De la República	43.492.165
INGRESOS DE CAPITAL	**5.379.132**
RECURSOS PROPIOS DE CAPITAL	5.379.132
Incremento de la depreciación y amortización acumuladas	5.379.132
TOTAL RECURSOS	**48.871.297**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**46.592.950**
GASTOS DE CONSUMO	46.472.950
Remuneraciones	25.482.804
Sueldos, salarios y otras retribuciones	11.764.710
Beneficios y complementos de sueldos y salarios	6.642.841
Aportes patronales	1.446.135
Prestaciones sociales y otras indemnizaciones	2.970.656
Asistencia socioeconómica	2.658.462
Compra de bienes y servicios	13.763.728
Bienes de consumo	2.753.725
Servicios no personales	11.010.003
Impuestos indirectos	1.847.286
Depreciación y amortización	5.379.132
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	50.000
Transferencias corrientes al sector privado	50.000
Directas a personas	50.000
Otras transferencias directas a personas	50.000
Al sector público	70.000
Transferencias corrientes al sector público	70.000
A los entes descentralizados sin fines empresariales para sus gastos	70.000
GASTOS DE CAPITAL	**2.278.347**
INVERSIÓN REAL DIRECTA	2.278.347
Formación bruta de capital fijo	688.417
Maquinaria, equipos y otros bienes muebles	688.417
Bienes intangibles	1.589.930
TOTAL GASTOS	**48.871.297**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120455	Desarrollo de la producción audiovisual en sus diferentes géneros	Obra			2		30.444.516			30.444.516
TOTAL							**30.444.516**			**30.444.516**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.085.791			7.085.791
02	Gestión administrativa	5.379.132	5.961.858			11.340.990
TOTAL		**5.379.132**	**13.047.649**			**18.426.781**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**52**	**60**	**21**	**133**	**4.735.450**	**1.353.600**	**6.089.050**
Alto Nivel y de Dirección		1		1	14.865		14.865
Directivo	11	8	1	20	289.707		289.707
Profesional y Técnico	25	16	14	55	2.100.644	576.271	2.676.915
Personal Administrativo	16	16	4	36	1.627.234	717.329	2.344.563
Obrero		19	2	21	703.000	60.000	763.000
Personal Contratado	**74**	**97**		**171**	**7.029.560**		**7.029.560**
Profesional y Técnico	42	48		90	4.148.488		4.148.488
Personal Administrativo	32	49		81	2.881.072		2.881.072
TOTAL	**126**	**157**	**21**	**304**	**11.765.010**	**1.353.600**	**13.118.610**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	25.482.804
4.02	Materiales, suministros y mercancías	2.753.725
4.03	Servicios no personales	12.857.289
4.04	Activos reales	2.278.347
4.07	Transferencias y donaciones	120.000
4.08	Otros gastos	5.379.132
	TOTAL	**48.871.297**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**43.492.165**
INGRESOS CORRIENTES ORDINARIOS	43.492.165
TRANSFERENCIAS CORRIENTES	43.492.165
Transferencias corrientes del sector público	43.492.165
Transferencias corrientes internas recibidas del sector público	43.492.165
De la República	43.492.165
Recursos Ordinarios	43.492.165
1.2 GASTOS CORRIENTES	**46.592.950**
GASTOS DE CONSUMO	46.472.950
Remuneraciones	25.482.804
Sueldos, salarios y otras retribuciones	11.764.710
Beneficios y complementos de sueldos y salarios	6.642.841
Aportes patronales	1.446.135
Prestaciones sociales y otras indemnizaciones	2.970.656
Asistencia socioeconómica	2.658.462
Compra de bienes y servicios	13.763.728
Bienes de consumo	2.753.725
Servicios no personales	11.010.003
Impuestos indirectos	1.847.286
Depreciación y amortización	5.379.132
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	50.000
Transferencias corrientes al sector privado	50.000
Directas a personas	50.000
Otras transferencias directas a personas	50.000
Al sector público	70.000
Transferencias corrientes al sector público	70.000
A los entes descentralizados sin fines empresariales para sus gastos	70.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(3.100.785)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.278.347**
RECURSOS PROPIOS DE CAPITAL	2.278.347
Desahorro en cuenta corriente	(3.100.785)
Incremento de la depreciación y amortización acumuladas	5.379.132
2.2 GASTOS DE CAPITAL	**2.278.347**
INVERSIÓN REAL DIRECTA	2.278.347
Formación bruta de capital fijo	688.417
Maquinaria, equipos y otros bienes muebles	688.417
Bienes intangibles	1.589.930
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0452

Fundación Misión Cultura

FUNDACIÓN MISIÓN CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Misión Cultura fue creada el 27 de marzo de 2006, según Gaceta Oficial de la República Bolivariana de Venezuela N° 38.406 y cuenta con siete años de funcionamiento. Es una Fundación que se encarga de la formación de activadores culturales como licenciados en educación y administración mención desarrollo cultural.

Tiene como misión garantizar, como Institución del Estado, el respeto a la inter-culturalidad y la previsión de las condiciones y medios necesarios para enriquecer, proteger y preservar la cultura popular y comunitaria, el patrimonio cultural y la memoria histórica de la nación, en aras de fortalecer la organización del pueblo para el ejercicio del poder popular.

Su visión es ser una institución comprometida en enriquecer, proteger y preservar la cultura popular y comunitaria mediante la formación ideológica, investigación y la difusión en materia cultural.

Para el 2014 prevé ejecutar dos (2) proyectos: "Sistema Nacional de las Culturas Populares" y "Formación en Cultura para Vivir la Patria", con los cuales se pretende crear un espacio cultural y dictar 6.040 talleres.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**83.582.814**
INGRESOS CORRIENTES ORDINARIOS	83.582.814
TRANSFERENCIAS CORRIENTES	83.582.814
Transferencias corrientes del sector público	83.582.814
Transferencias corrientes internas recibidas del sector público	83.582.814
De la República	83.582.814
INGRESOS DE CAPITAL	**1.856.746**
RECURSOS PROPIOS DE CAPITAL	1.856.746
Incremento de la depreciación y amortización acumuladas	1.856.746
TOTAL RECURSOS	**85.439.560**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**85.439.560**
GASTOS DE CONSUMO	84.987.035
Remuneraciones	68.648.515
Sueldos, salarios y otras retribuciones	16.919.319
Beneficios y complementos de sueldos y salarios	30.156.885
Aportes patronales	5.161.561
Prestaciones sociales y otras indemnizaciones	6.350.922
Asistencia socioeconómica	10.059.828
Compra de bienes y servicios	13.246.150
Bienes de consumo	3.997.328
Servicios no personales	9.248.822
Impuestos indirectos	1.235.624
Depreciación y amortización	1.856.746
TRANSFERENCIAS Y DONACIONES CORRIENTES	452.525
Al sector privado	452.525
Transferencias corrientes al sector privado	312.725
Directas a personas	312.725
Pensiones y otros beneficios asociados	312.725
Donaciones corrientes al sector privado	139.800
Donaciones a personas	139.800
TOTAL GASTOS	**85.439.560**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120202	Sistema Nacional de las Culturas Populares	Espacio			1		2.000.000			2.000.000
120203	Formación en cultura para vivir la patria	Taller			6.040		56.507.970			56.507.970
TOTAL							**58.507.970**			**58.507.970**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		23.169.358			23.169.358
02	Gestión administrativa	1.856.746	1.592.761			3.449.507
03	Previsión y protección social		312.725			312.725
TOTAL		**1.856.746**	**25.074.844**			**26.931.590**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**258**	**168**	**65**	**491**	**13.786.913**	**4.129.808**	**17.916.721**
Alto Nivel y de Dirección		1		1	34.783	27.000	61.783
Directivo	17	15	9	41	1.021.571	318.208	1.339.779
Profesional y Técnico	191	113	52	356	10.486.283	3.171.468	13.657.751
Personal Administrativo	48	27	4	79	1.968.392	613.132	2.581.524
Obrero	2	12		14	275.884		275.884
Personal Contratado	**7**	**43**		**50**	**3.132.406**		**3.132.406**
Directivo	1	32		33	2.526.586		2.526.586
Profesional y Técnico	1	9		10	427.425		427.425
Personal Administrativo	5	2		7	178.395		178.395
TOTAL	**265**	**211**	**65**	**541**	**16.919.319**	**4.129.808**	**21.049.127**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**3**	**3**	**6**	**312.725**
Empleados	1	2	3	156.363
Docentes	2	1	3	156.362
TOTAL	**3**	**3**	**6**	**312.725**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	68.648.515
4.02	Materiales, suministros y mercancías	3.997.328
4.03	Servicios no personales	10.484.446
4.07	Transferencias y donaciones	452.525
4.08	Otros gastos	1.856.746
	TOTAL	**85.439.560**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**83.582.814**
INGRESOS CORRIENTES ORDINARIOS	83.582.814
TRANSFERENCIAS CORRIENTES	83.582.814
Transferencias corrientes del sector público	83.582.814
Transferencias corrientes internas recibidas del sector público	83.582.814
De la República	83.582.814
Recursos Ordinarios	83.582.814
1.2 GASTOS CORRIENTES	**85.439.560**
GASTOS DE CONSUMO	84.987.035
Remuneraciones	68.648.515
Sueldos, salarios y otras retribuciones	16.919.319
Beneficios y complementos de sueldos y salarios	30.156.885
Aportes patronales	5.161.561
Prestaciones sociales y otras indemnizaciones	6.350.922
Asistencia socioeconómica	10.059.828
Compra de bienes y servicios	13.246.150
Bienes de consumo	3.997.328
Servicios no personales	9.248.822
Impuestos indirectos	1.235.624
Depreciación y amortización	1.856.746
TRANSFERENCIAS Y DONACIONES CORRIENTES	452.525
Al sector privado	452.525
Transferencias corrientes al sector privado	312.725
Directas a personas	312.725
Pensiones y otros beneficios asociados	312.725
Donaciones corrientes al sector privado	139.800
Donaciones a personas	139.800
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.856.746)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
Desahorro en cuenta corriente	(1.856.746)
Incremento de la depreciación y amortización acumuladas	1.856.746
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0453

Fundación Editorial El Perro y La Rana

FUNDACIÓN EDITORIAL EL PERRO Y LA RANA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Editorial el Perro y la Rana es una institución del Ministerio del Poder Popular para la Cultura cuyo objetivo es realizar publicaciones masivas de libros de calidad y a bajos costos, que promuevan la lectura y la escritura en el pueblo venezolano, por medio de una serie de colecciones las cuales serán difundidas y distribuidas en el ámbito nacional e internacional, aunado a la visión de ser una organización editorial del Estado, que contribuya al desarrollo cultural de Venezuela, implementando las políticas educativas, sociales, económicas y culturales del Gobierno Bolivariano permitiendo el rescate e identificación con nuestras tradiciones y costumbres para lograr así, el progresivo desarrollo del país con una eficiente administración de los recursos provenientes del Ejecutivo Nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**32.141.578**
INGRESOS CORRIENTES ORDINARIOS	32.141.578
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	300.000
Venta de otros bienes y servicios	300.000
TRANSFERENCIAS CORRIENTES	31.841.578
Transferencias corrientes del sector público	31.841.578
Transferencias corrientes internas recibidas del sector público	31.841.578
De la República	31.841.578
INGRESOS DE CAPITAL	**327.000**
RECURSOS PROPIOS DE CAPITAL	327.000
Incremento de la depreciación y amortización acumuladas	327.000
FUENTES DE FINANCIAMIENTO	**52.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	52.000
Disminución de otros activos financieros	52.000
Disminución de disponibilidades	52.000
Disminución de bancos	52.000
TOTAL RECURSOS	**32.520.578**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**22.164.193**
GASTOS DE CONSUMO	22.164.193
Remuneraciones	16.487.263
Sueldos, salarios y otras retribuciones	6.293.819
Beneficios y complementos de sueldos y salarios	6.122.546
Aportes patronales	1.706.898
Prestaciones sociales y otras indemnizaciones	1.064.000
Asistencia socioeconómica	1.300.000
Compra de bienes y servicios	5.349.930
Bienes de consumo	1.900.897
Servicios no personales	3.449.033
Depreciación y amortización	327.000
GASTOS DE CAPITAL	**10.004.385**
INVERSIÓN REAL DIRECTA	10.004.385
Formación bruta de capital fijo	10.004.385
Maquinaria, equipos y otros bienes muebles	10.004.385
APLICACIONES FINANCIERAS	**352.000**
DISMINUCIÓN DE PASIVOS	352.000
Disminución de cuentas y efectos por pagar	352.000
Disminución de cuentas y efectos por pagar a corto plazo	352.000
Disminución cuentas por pagar a proveedores a corto plazo	352.000
TOTAL GASTOS	**32.520.578**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120146	Edición y producción de títulos y revistas	Edición			660		22.289.105			22.289.105
TOTAL							22.289.105			22.289.105

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		7.193.330			7.193.330
02	Gestión administrativa	679.000	2.292.745			2.971.745
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		66.398			66.398
TOTAL		679.000	9.552.473			10.231.473

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**63**	**64**		**127**	**3.346.455**	**685.000**	**4.031.455**
Alto Nivel y de Dirección	1			1	35.675	90.000	125.675
Directivo	21	12		33	970.000		970.000
Profesional y Técnico	35	36		71	1.661.770	280.000	1.941.770
Personal Administrativo	3			3	110.000	100.000	210.000
Obrero	3	16		19	569.010	215.000	784.010
Personal Contratado	**24**	**19**		**43**	**1.497.364**		**1.497.364**
Profesional y Técnico	13	8		21	733.708		733.708
Personal Administrativo	11	11		22	763.656		763.656
TOTAL	**87**	**83**		**170**	**4.843.819**	**685.000**	**5.528.819**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	16.487.263
4.02	Materiales, suministros y mercancías	1.900.897
4.03	Servicios no personales	3.449.033
4.04	Activos reales	10.004.385
4.08	Otros gastos	327.000
4.11	Disminución de pasivos	352.000
	TOTAL	**32.520.578**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**32.141.578**
INGRESOS CORRIENTES ORDINARIOS	32.141.578
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	300.000
Venta de otros bienes y servicios	300.000
TRANSFERENCIAS CORRIENTES	31.841.578
Transferencias corrientes del sector público	31.841.578
Transferencias corrientes internas recibidas del sector público	31.841.578
De la República	31.841.578
Recursos Ordinarios	31.841.578
1.2 GASTOS CORRIENTES	**22.164.193**
GASTOS DE CONSUMO	22.164.193
Remuneraciones	16.487.263
Sueldos, salarios y otras retribuciones	6.293.819
Beneficios y complementos de sueldos y salarios	6.122.546
Aportes patronales	1.706.898
Prestaciones sociales y otras indemnizaciones	1.064.000
Asistencia socioeconómica	1.300.000
Compra de bienes y servicios	5.349.930
Bienes de consumo	1.900.897
Servicios no personales	3.449.033
Depreciación y amortización	327.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.977.385**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**10.304.385**
RECURSOS PROPIOS DE CAPITAL	10.304.385
Ahorro en cuenta corriente	9.977.385
Incremento de la depreciación y amortización acumuladas	327.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**10.004.385**
INVERSIÓN REAL DIRECTA	10.004.385
Formación bruta de capital fijo	10.004.385
Maquinaria, equipos y otros bienes muebles	10.004.385
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**300.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**352.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	52.000
Disminución de otros activos financieros	52.000
Disminución de disponibilidades	52.000
Disminución de bancos	52.000
SUPERÁVIT FINANCIERO	300.000
3.2 APLICACIONES FINANCIERAS	**352.000**
DISMINUCIÓN DE PASIVOS	352.000
Disminución de cuentas y efectos por pagar	352.000
Disminución de cuentas y efectos por pagar a corto plazo	352.000
Disminución cuentas por pagar a proveedores a corto plazo	352.000

A0454

Fundación Distribuidora Nacional de Cine, Amazonía Films

FUNDACIÓN DISTRIBUIDORA NACIONAL DE CINE, AMAZONÍA FILMS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Distribuidora Nacional de Cine Amazonía Films, es una institución del Ministerio del Poder Popular para la Cultura, cuyo objetivo es promover e impulsar la distribución de películas y materiales audiovisuales tanto a nivel nacional como internacional y busca fomentar la diversidad y calidad de la oferta fílmica disponible en Venezuela, teniendo como norte la facilitación de su acceso al disfrute del pueblo venezolano, orientada a la formulación de las políticas referidas a las artes de la imagen y el espacio, las cuales abarcan las artes visuales, el diseño, la fotografía, la artesanía, la arquitectura y manifestaciones afines.

Su misión es promover y distribuir el cine de alto interés artístico que fomente la multiculturalidad y provenga de naciones cuyas producciones hayan sido poco difundidas en Venezuela, así como asegurar la distribución de obras audiovisuales venezolanas a nivel mundial.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**10.126.329**
INGRESOS CORRIENTES ORDINARIOS	10.126.329
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.200.000
Venta de otros bienes y servicios	1.200.000
TRANSFERENCIAS CORRIENTES	8.926.329
Transferencias corrientes del sector público	8.926.329
Transferencias corrientes internas recibidas del sector público	8.926.329
De la República	8.926.329
INGRESOS DE CAPITAL	**172.000**
RECURSOS PROPIOS DE CAPITAL	172.000
Incremento de la depreciación y amortización acumuladas	172.000
TOTAL RECURSOS	**10.298.329**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**9.637.329**
GASTOS DE CONSUMO	9.387.164
Remuneraciones	4.744.795
Sueldos, salarios y otras retribuciones	1.105.953
Beneficios y complementos de sueldos y salarios	2.638.520
Aportes patronales	235.283
Prestaciones sociales y otras indemnizaciones	312.282
Asistencia socioeconómica	447.957
Otros gastos de personal	4.800
Compra de bienes y servicios	4.059.650
Bienes de consumo	625.300
Servicios no personales	3.434.350
Impuestos indirectos	410.719
Depreciación y amortización	172.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	250.165
Al sector privado	250.165
Transferencias corrientes al sector privado	90.165
Directas a personas	90.165
Jubilaciones y otros beneficios asociados	90.165
Donaciones corrientes al sector privado	160.000
Donaciones a personas	160.000
GASTOS DE CAPITAL	**661.000**
INVERSIÓN REAL DIRECTA	661.000
Formación bruta de capital fijo	61.000
Maquinaria, equipos y otros bienes muebles	61.000
Bienes intangibles	600.000
TOTAL GASTOS	**10.298.329**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120348	Cine venezolano en revolución	Película			33.815	1.000.000	4.904.944			5.904.944
121409	VII Festival de Cine Latinoamericano y Caribeño de Margarita	Festival			1	200.000	1.343.486			1.543.486
TOTAL						1.200.000	6.248.430			7.448.430

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.773.399			1.773.399
02	Gestión administrativa	172.000	814.335			986.335
03	Previsión y protección social		90.165			90.165
TOTAL		172.000	2.677.899			2.849.899

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**10**	**8**	**31**	**1.105.953**	**108.206**	**1.214.159**
Alto Nivel y de Dirección		1		1	35.676		35.676
Directivo	10	4	1	15	535.138		535.138
Profesional y Técnico		1	6	7	249.731	53.416	303.147
Personal Administrativo	1	2	1	4	142.704	24.404	167.108
Obrero	2	2		4	142.704	30.386	173.090
TOTAL	**13**	**10**	**8**	**31**	**1.105.953**	**108.206**	**1.214.159**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**1**	**1**	**90.165**
Empleados		1	1	90.165
TOTAL		**1**	**1**	**90.165**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.744.795
4.02	Materiales, suministros y mercancías	625.300
4.03	Servicios no personales	3.845.069
4.04	Activos reales	661.000
4.07	Transferencias y donaciones	250.165
4.08	Otros gastos	172.000
	TOTAL	**10.298.329**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**10.126.329**
INGRESOS CORRIENTES ORDINARIOS	10.126.329
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.200.000
Venta de otros bienes y servicios	1.200.000
TRANSFERENCIAS CORRIENTES	8.926.329
Transferencias corrientes del sector público	8.926.329
Transferencias corrientes internas recibidas del sector público	8.926.329
De la República	8.926.329
Recursos Ordinarios	8.926.329
1.2 GASTOS CORRIENTES	**9.637.329**
GASTOS DE CONSUMO	9.387.164
Remuneraciones	4.744.795
Sueldos, salarios y otras retribuciones	1.105.953
Beneficios y complementos de sueldos y salarios	2.638.520
Aportes patronales	235.283
Prestaciones sociales y otras indemnizaciones	312.282
Asistencia socioeconómica	447.957
Otros gastos de personal	4.800
Compra de bienes y servicios	4.059.650
Bienes de consumo	625.300
Servicios no personales	3.434.350
Impuestos indirectos	410.719
Depreciación y amortización	172.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	250.165
Al sector privado	250.165
Transferencias corrientes al sector privado	90.165
Directas a personas	90.165
Jubilaciones y otros beneficios asociados	90.165
Donaciones corrientes al sector privado	160.000
Donaciones a personas	160.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**489.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**661.000**
RECURSOS PROPIOS DE CAPITAL	661.000
Ahorro en cuenta corriente	489.000
Incremento de la depreciación y amortización acumuladas	172.000
2.2 GASTOS DE CAPITAL	**661.000**
INVERSIÓN REAL DIRECTA	661.000
Formación bruta de capital fijo	61.000
Maquinaria, equipos y otros bienes muebles	61.000
Bienes intangibles	600.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0459

Fundación Red de Arte

FUNDACIÓN RED DE ARTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Red de Arte, es una Institución del Ministerio del Poder Popular para la Cultura cuyo objetivo es representar y promocionar la producción de bienes culturales producidos por los creadores artísticos de las diferentes regiones del país; contribuyendo a impulsar la valoración, proyección y consolidación del sentido de permanencia, identidad y de preservación de los valores y desarrollar estrategias de formación artística, desde el punto de vista de sus capacidades y potencial creativo, así como garantizar la participación del talento artístico en el mercado nacional, mediante la creación de espacios para la comercialización de la producción de los bienes culturales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**26.145.934**
INGRESOS CORRIENTES ORDINARIOS	26.145.934
INGRESOS DE OPERACIÓN	320.000
Otros ingresos de operación	320.000
TRANSFERENCIAS CORRIENTES	25.825.934
Transferencias corrientes del sector público	25.825.934
Transferencias corrientes internas recibidas del sector público	25.825.934
De la República	25.825.934
INGRESOS DE CAPITAL	**21.710**
RECURSOS PROPIOS DE CAPITAL	21.710
Incremento de la depreciación y amortización acumuladas	21.710
TOTAL RECURSOS	**26.167.644**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**25.562.673**
GASTOS DE CONSUMO	15.562.673
Remuneraciones	10.248.409
Sueldos, salarios y otras retribuciones	2.914.223
Beneficios y complementos de sueldos y salarios	4.549.089
Aportes patronales	744.190
Prestaciones sociales y otras indemnizaciones	1.104.016
Asistencia socioeconómica	936.891
Compra de bienes y servicios	5.292.554
Bienes de consumo	1.972.040
Servicios no personales	3.320.514
Depreciación y amortización	21.710
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.000.000
Al sector privado	10.000.000
Transferencias corrientes al sector privado	10.000.000
Otras transferencias corrientes internas al sector privado	10.000.000
GASTOS DE CAPITAL	**604.971**
INVERSIÓN REAL DIRECTA	604.971
Formación bruta de capital fijo	604.971
Edificios e instalaciones	35.200
Maquinaria, equipos y otros bienes muebles	569.771
TOTAL GASTOS	**26.167.644**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120448	Fortalecimiento del sector artesanal venezolano	evento			1.330	320.000	18.078.154			18.398.154
TOTAL						320.000	18.078.154			18.398.154

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.950.420			3.950.420
02	Gestión administrativa	21.710	3.797.360			3.819.070
TOTAL		21.710	7.747.780			7.769.490

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**49**	**39**	**7**	**95**	**2.328.522**	**815.744**	**3.144.266**
Alto Nivel y de Dirección	1			1	457.844	631.678	1.089.522
Directivo	10	8	4	22	436.040	72.633	508.673
Profesional y Técnico	34	21	3	58	1.069.882	72.625	1.142.507
Personal Administrativo	2	2		4	105.567	10.192	115.759
Obrero	2	8		10	259.189	28.616	287.805
Personal Contratado	**6**	**9**		**15**	**585.701**		**585.701**
Profesional y Técnico	2	4		6	278.752		278.752
Personal Administrativo	4	5		9	306.949		306.949
TOTAL	**55**	**48**	**7**	**110**	**2.914.223**	**815.744**	**3.729.967**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	10.248.409
4.02	Materiales, suministros y mercancías	1.972.040
4.03	Servicios no personales	3.320.514
4.04	Activos reales	604.971
4.07	Transferencias y donaciones	10.000.000
4.08	Otros gastos	21.710
	TOTAL	**26.167.644**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**26.145.934**
INGRESOS CORRIENTES ORDINARIOS	26.145.934
INGRESOS DE OPERACIÓN	320.000
Otros ingresos de operación	320.000
TRANSFERENCIAS CORRIENTES	25.825.934
Transferencias corrientes del sector público	25.825.934
Transferencias corrientes internas recibidas del sector público	25.825.934
De la República	25.825.934
Recursos Ordinarios	25.825.934
1.2 GASTOS CORRIENTES	**25.562.673**
GASTOS DE CONSUMO	15.562.673
Remuneraciones	10.248.409
Sueldos, salarios y otras retribuciones	2.914.223
Beneficios y complementos de sueldos y salarios	4.549.089
Aportes patronales	744.190
Prestaciones sociales y otras indemnizaciones	1.104.016
Asistencia socioeconómica	936.891
Compra de bienes y servicios	5.292.554
Bienes de consumo	1.972.040
Servicios no personales	3.320.514
Depreciación y amortización	21.710
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.000.000
Al sector privado	10.000.000
Transferencias corrientes al sector privado	10.000.000
Otras transferencias corrientes internas al sector privado	10.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**583.261**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**604.971**
RECURSOS PROPIOS DE CAPITAL	604.971
Ahorro en cuenta corriente	583.261
Incremento de la depreciación y amortización acumuladas	21.710
2.2 GASTOS DE CAPITAL	**604.971**
INVERSIÓN REAL DIRECTA	604.971
Formación bruta de capital fijo	604.971
Edificios e instalaciones	35.200
Maquinaria, equipos y otros bienes muebles	569.771
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0462

Fundación Imprenta de la Cultura

FUNDACIÓN IMPRENTA DE LA CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación fue creada mediante Decreto N° 5061 de fecha 18 de Diciembre de 2006, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.587 de fecha 19 de Diciembre de 2006.

Su misión es garantizar la soberanía editorial y el acceso al conocimiento mediante la imprenta gráfica, estimulando la ejecución de procesos eficientes y racionales que permitan impulsar un cambio cultural, enalteciendo la grandeza de nuestros valores, orientando esfuerzos al rescate de la identidad nacional, en los distintos ámbitos de la cultura y en aras de lograr una mejor calidad de vida de los venezolanos y venezolanas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**33.460.909**
INGRESOS CORRIENTES ORDINARIOS	33.460.909
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.522.900
Venta de otros bienes y servicios	2.522.900
TRANSFERENCIAS CORRIENTES	30.938.009
Transferencias corrientes del sector público	30.938.009
Transferencias corrientes internas recibidas del sector público	30.938.009
De la República	30.938.009
INGRESOS DE CAPITAL	**140.098**
RECURSOS PROPIOS DE CAPITAL	140.098
Incremento de la depreciación y amortización acumuladas	140.098
TOTAL RECURSOS	**33.601.007**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**32.770.540**
GASTOS DE CONSUMO	32.720.540
Remuneraciones	18.857.939
Sueldos, salarios y otras retribuciones	10.544.117
Beneficios y complementos de sueldos y salarios	2.788.164
Aportes patronales	1.302.800
Prestaciones sociales y otras indemnizaciones	2.826.608
Asistencia socioeconómica	1.396.250
Compra de bienes y servicios	12.377.956
Bienes de consumo	6.124.731
Servicios no personales	6.253.225
Impuestos indirectos	1.344.547
Depreciación y amortización	140.098
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.000
Al sector privado	50.000
Transferencias corrientes al sector privado	50.000
Directas a personas	50.000
Otras transferencias directas a personas	50.000
GASTOS DE CAPITAL	**830.467**
INVERSIÓN REAL DIRECTA	830.467
Formación bruta de capital fijo	830.467
Edificios e instalaciones	260.000
Maquinaria, equipos y otros bienes muebles	570.467
TOTAL GASTOS	**33.601.007**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120144	Imprenta cultural para el pensamiento crítico	ejemplar			6.094.400	2.522.900	21.656.606			24.179.506
TOTAL						2.522.900	21.656.606			24.179.506

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.712.760			3.712.760
02	Gestión administrativa	140.098	5.568.643			5.708.741
TOTAL		140.098	9.281.403			9.421.501

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**69**	**112**		**181**	**4.639.285**	**982.920**	**5.622.205**
Alto Nivel y de Dirección		1		1	16.216	27.000	43.216
Directivo	19	14		33	609.758	494.203	1.103.961
Profesional y Técnico	13	2		15	277.163	224.537	501.700
Obrero	37	95		132	3.736.148	237.180	3.973.328
TOTAL	**69**	**112**		**181**	**4.639.285**	**982.920**	**5.622.205**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	18.857.939
4.02	Materiales, suministros y mercancías	6.124.731
4.03	Servicios no personales	7.597.772
4.04	Activos reales	830.467
4.07	Transferencias y donaciones	50.000
4.08	Otros gastos	140.098
	TOTAL	**33.601.007**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**33.460.909**
INGRESOS CORRIENTES ORDINARIOS	33.460.909
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.522.900
Venta de otros bienes y servicios	2.522.900
TRANSFERENCIAS CORRIENTES	30.938.009
Transferencias corrientes del sector público	30.938.009
Transferencias corrientes internas recibidas del sector público	30.938.009
De la República	30.938.009
Recursos Ordinarios	30.938.009
1.2 GASTOS CORRIENTES	**32.770.540**
GASTOS DE CONSUMO	32.720.540
Remuneraciones	18.857.939
Sueldos, salarios y otras retribuciones	10.544.117
Beneficios y complementos de sueldos y salarios	2.788.164
Aportes patronales	1.302.800
Prestaciones sociales y otras indemnizaciones	2.826.608
Asistencia socioeconómica	1.396.250
Compra de bienes y servicios	12.377.956
Bienes de consumo	6.124.731
Servicios no personales	6.253.225
Impuestos indirectos	1.344.547
Depreciación y amortización	140.098
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.000
Al sector privado	50.000
Transferencias corrientes al sector privado	50.000
Directas a personas	50.000
Otras transferencias directas a personas	50.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**690.369**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**830.467**
RECURSOS PROPIOS DE CAPITAL	830.467
Ahorro en cuenta corriente	690.369
Incremento de la depreciación y amortización acumuladas	140.098
2.2 GASTOS DE CAPITAL	**830.467**
INVERSIÓN REAL DIRECTA	830.467
Formación bruta de capital fijo	830.467
Edificios e instalaciones	260.000
Maquinaria, equipos y otros bienes muebles	570.467
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0469

Fundación Centro Nacional del Disco (CENDIS)

FUNDACIÓN CENTRO NACIONAL DEL DISCO (CENDIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación tiene como visión ser el instituto a través del cual el Estado venezolano coordine, promueva y ejecute las políticas y lineamientos en materia discográfica, destinados a recuperar, reactivar, afianzar y difundir la identidad cultural del pueblo venezolano mediante la producción y comercialización a nivel nacional e internacional de discos compactos (CD's), discos versátiles digitales (DVD's), u otros soportes materiales que contengan obras musicales o audiovisuales.

Para el año 2014, tienen previsto producir 150 títulos a través del proyecto "Artistas y Agrupaciones Profundizando la Acción Social y Patrimonial"..

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**20.005.154**
INGRESOS CORRIENTES ORDINARIOS	20.005.154
TRANSFERENCIAS CORRIENTES	20.005.154
Transferencias corrientes del sector público	20.005.154
Transferencias corrientes internas recibidas del sector público	20.005.154
De la República	20.005.154
INGRESOS DE CAPITAL	**303.224**
RECURSOS PROPIOS DE CAPITAL	303.224
Incremento de la depreciación y amortización acumuladas	303.224
TOTAL RECURSOS	**20.308.378**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**17.739.278**
GASTOS DE CONSUMO	17.739.278
Remuneraciones	9.471.036
Sueldos, salarios y otras retribuciones	1.524.889
Beneficios y complementos de sueldos y salarios	5.353.316
Aportes patronales	620.753
Prestaciones sociales y otras indemnizaciones	921.409
Asistencia socioeconómica	1.050.669
Compra de bienes y servicios	7.965.018
Bienes de consumo	1.444.277
Servicios no personales	6.520.741
Depreciación y amortización	303.224
GASTOS DE CAPITAL	**2.569.100**
INVERSIÓN REAL DIRECTA	2.569.100
Formación bruta de capital fijo	2.569.100
Edificios e instalaciones	400.000
Maquinaria, equipos y otros bienes muebles	2.169.100
TOTAL GASTOS	**20.308.378**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120201	Artistas y agrupaciones profundizando la acción social y patrimonial	Título			150		14.003.608			14.003.608
TOTAL							**14.003.608**			**14.003.608**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.111.411			5.111.411
02	Gestión administrativa	303.224	870.135			1.173.359
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		20.000			20.000
TOTAL		**303.224**	**6.001.546**			**6.304.770**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**30**	**9**	**62**	**1.388.949**	**94.684**	**1.483.633**
Alto Nivel y de Dirección		1		1	20.811		20.811
Directivo	12	13	2	27	604.029	38.224	642.253
Profesional y Técnico	5	9	6	20	447.429	28.315	475.744
Personal Administrativo	3		1	4	89.486	5.663	95.149
Obrero	3	7		10	227.194	22.482	249.676
Personal Contratado	**4**	**1**		**5**	**135.940**		**135.940**
Profesional y Técnico		1		1	28.000		28.000
Obrero	4			4	107.940		107.940
TOTAL	**27**	**31**	**9**	**67**	**1.524.889**	**94.684**	**1.619.573**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	9.471.036
4.02	Materiales, suministros y mercancías	1.444.277
4.03	Servicios no personales	6.520.741
4.04	Activos reales	2.569.100
4.08	Otros gastos	303.224
	TOTAL	**20.308.378**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**20.005.154**
INGRESOS CORRIENTES ORDINARIOS	20.005.154
TRANSFERENCIAS CORRIENTES	20.005.154
Transferencias corrientes del sector público	20.005.154
Transferencias corrientes internas recibidas del sector público	20.005.154
De la República	20.005.154
Recursos Ordinarios	20.005.154
1.2 GASTOS CORRIENTES	**17.739.278**
GASTOS DE CONSUMO	17.739.278
Remuneraciones	9.471.036
Sueldos, salarios y otras retribuciones	1.524.889
Beneficios y complementos de sueldos y salarios	5.353.316
Aportes patronales	620.753
Prestaciones sociales y otras indemnizaciones	921.409
Asistencia socioeconómica	1.050.669
Compra de bienes y servicios	7.965.018
Bienes de consumo	1.444.277
Servicios no personales	6.520.741
Depreciación y amortización	303.224
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.265.876**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.569.100**
RECURSOS PROPIOS DE CAPITAL	2.569.100
Ahorro en cuenta corriente	2.265.876
Incremento de la depreciación y amortización acumuladas	303.224
2.2 GASTOS DE CAPITAL	**2.569.100**
INVERSIÓN REAL DIRECTA	2.569.100
Formación bruta de capital fijo	2.569.100
Edificios e instalaciones	400.000
Maquinaria, equipos y otros bienes muebles	2.169.100
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0486

Fundación Centro Nacional de la Historia

FUNDACIÓN CENTRO NACIONAL DE LA HISTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Fundación Centro Nacional de la Historia tiene como misión ejercer la rectoría de las políticas y desarrollar las acciones y actividades del Estado venezolano en lo concerniente al conocimiento, investigación, resguardo y difusión de la historia nacional y la memoria colectiva y patrimonio histórico de pueblo, garantizando el derecho de las comunidades a participar en el enriquecimiento de los mismos.

Para el año 2014, tiene previsto realizar 30 investigaciones a través del proyecto "Socialización de la memoria histórica del pueblo venezolano".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**27.849.187**
INGRESOS CORRIENTES ORDINARIOS	27.849.187
TRANSFERENCIAS CORRIENTES	27.849.187
Transferencias corrientes del sector público	27.849.187
Transferencias corrientes internas recibidas del sector público	27.849.187
De la República	27.849.187
INGRESOS DE CAPITAL	**10.000**
RECURSOS PROPIOS DE CAPITAL	10.000
Incremento de la depreciación y amortización acumuladas	10.000
TOTAL RECURSOS	**27.859.187**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**26.959.187**
GASTOS DE CONSUMO	26.676.171
Remuneraciones	18.222.003
Sueldos, salarios y otras retribuciones	9.057.964
Beneficios y complementos de sueldos y salarios	5.789.365
Aportes patronales	656.000
Prestaciones sociales y otras indemnizaciones	934.596
Asistencia socioeconómica	1.784.078
Compra de bienes y servicios	7.265.000
Bienes de consumo	1.478.200
Servicios no personales	5.786.800
Impuestos indirectos	1.179.168
Depreciación y amortización	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	283.016
Al sector privado	283.016
Transferencias corrientes al sector privado	283.016
Directas a personas	283.016
Pensiones y otros beneficios asociados	113.336
Jubilaciones y otros beneficios asociados	169.680
GASTOS DE CAPITAL	**900.000**
INVERSIÓN REAL DIRECTA	900.000
Formación bruta de capital fijo	900.000
Maquinaria, equipos y otros bienes muebles	100.000
Construcciones de bienes de dominio privado	800.000
TOTAL GASTOS	**27.859.187**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120795	Socialización de la memoria histórica del pueblo venezolano	investigación			30		22.515.313			22.515.313
TOTAL							22.515.313			22.515.313

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.496.618			3.496.618
02	Gestión administrativa	10.000	1.554.240			1.564.240
03	Previsión y protección social		283.016			283.016
TOTAL		10.000	5.333.874			5.343.874

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**41**	**38**		**79**	**3.270.064**	**232.132**	**3.502.196**
Alto Nivel y de Dirección	11	14		25	1.005.600	21.300	1.026.900
Profesional y Técnico	12	10		22	884.968	18.700	903.668
Obrero	18	14		32	1.379.496	192.132	1.571.628
Personal Contratado	**18**	**53**		**71**	**5.465.768**		**5.465.768**
Directivo	3	6		9	810.000		810.000
Profesional y Técnico	10	4		14	2.582.168		2.582.168
Personal Administrativo	5	8		13	561.600		561.600
Obrero		35		35	1.512.000		1.512.000
TOTAL	**59**	**91**		**150**	**8.735.832**	**232.132**	**8.967.964**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**2**	**2**	**113.336**
Obreros		2	2	113.336
Jubilados	**2**	**1**	**3**	**169.680**
Obreros	2	1	3	169.680
TOTAL	**2**	**3**	**5**	**283.016**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	18.222.003
4.02	Materiales, suministros y mercancías	1.478.200
4.03	Servicios no personales	6.965.968
4.04	Activos reales	900.000
4.07	Transferencias y donaciones	283.016
4.08	Otros gastos	10.000
	TOTAL	**27.859.187**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**27.849.187**
INGRESOS CORRIENTES ORDINARIOS	27.849.187
TRANSFERENCIAS CORRIENTES	27.849.187
Transferencias corrientes del sector público	27.849.187
Transferencias corrientes internas recibidas del sector público	27.849.187
De la República	27.849.187
Recursos Ordinarios	27.849.187
1.2 GASTOS CORRIENTES	**26.959.187**
GASTOS DE CONSUMO	26.676.171
Remuneraciones	18.222.003
Sueldos, salarios y otras retribuciones	9.057.964
Beneficios y complementos de sueldos y salarios	5.789.365
Aportes patronales	656.000
Prestaciones sociales y otras indemnizaciones	934.596
Asistencia socioeconómica	1.784.078
Compra de bienes y servicios	7.265.000
Bienes de consumo	1.478.200
Servicios no personales	5.786.800
Impuestos indirectos	1.179.168
Depreciación y amortización	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	283.016
Al sector privado	283.016
Transferencias corrientes al sector privado	283.016
Directas a personas	283.016
Pensiones y otros beneficios asociados	113.336
Jubilaciones y otros beneficios asociados	169.680
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**890.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**900.000**
RECURSOS PROPIOS DE CAPITAL	900.000
Ahorro en cuenta corriente	890.000
Incremento de la depreciación y amortización acumuladas	10.000
2.2 GASTOS DE CAPITAL	**900.000**
INVERSIÓN REAL DIRECTA	900.000
Formación bruta de capital fijo	900.000
Maquinaria, equipos y otros bienes muebles	100.000
Construcciones de bienes de dominio privado	800.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0821

Centro Nacional Autónomo de Cinematografía (CNAC)

CENTRO NACIONAL AUTÓNOMO DE CINEMATOGRAFÍA (CNAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Centro Nacional Autónomo de Cinematografía (CNAC) formula el presupuesto correspondiente al Ejercicio Fiscal 2014, a los fines de cubrir las necesidades de la institución y poder desarrollar las actividades inherentes a sus objetivos, en lo previsto en la Ley de la Cinematografía Nacional, en sus artículos 39 y 40, así como lo dispuesto en la Ley de Presupuesto 2014 y las directrices de los Órganos Controladores, en materia cinematográfica (Producción, Distribución, Exhibición, Post Producción, Comercialización y Difusión de Obras Cinematográficas). Los recursos serán destinados a los proyectos: Laboratorio del cine y el audiovisual de Venezuela, estímulo y fomento a la creación y la producción cinematográfica y comercialización y promoción cinematográfica.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**249.239.320**
INGRESOS CORRIENTES ORDINARIOS	249.239.320
INGRESOS NO TRIBUTARIOS	225.943.603
Tasas	1.752.248
Ingresos por contribuciones especiales	224.191.355
TRANSFERENCIAS CORRIENTES	20.895.717
Transferencias corrientes del sector público	20.895.717
Transferencias corrientes internas recibidas del sector público	20.895.717
De la República	20.895.717
OTROS INGRESOS	2.400.000
Diversos ingresos	2.400.000
Multas por varios ramos	2.400.000
INGRESOS DE CAPITAL	**2.304.234**
RECURSOS PROPIOS DE CAPITAL	2.304.234
Incremento de la depreciación y amortización acumuladas	2.304.234
TOTAL RECURSOS	**251.543.554**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**208.418.765**
GASTOS DE CONSUMO	73.739.292
Remuneraciones	25.579.267
Sueldos, salarios y otras retribuciones	13.363.063
Beneficios y complementos de sueldos y salarios	6.993.384
Aportes patronales	1.025.307
Prestaciones sociales y otras indemnizaciones	2.194.732
Asistencia socioeconómica	2.002.781
Compra de bienes y servicios	42.685.529
Bienes de consumo	6.045.176
Servicios no personales	36.640.353
Impuestos indirectos	3.170.262
Depreciación y amortización	2.304.234
TRANSFERENCIAS Y DONACIONES CORRIENTES	134.679.473
Al sector privado	113.527.768
Transferencias corrientes al sector privado	113.427.768
Directas a personas	8.152.178
Pensiones y otros beneficios asociados	102.268
Jubilaciones y otros beneficios asociados	189.208
Otras transferencias directas a personas	7.860.702
Otras transferencias corrientes internas al sector privado	105.275.590
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
Al sector público	7.340.451
Transferencias corrientes al sector público	7.340.451
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	7.340.451
Al sector externo	13.811.254
Transferencias corrientes al exterior	13.811.254
A organismos internacionales	13.811.254

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**43.124.789**
INVERSIÓN REAL DIRECTA	3.171.392
Formación bruta de capital fijo	2.277.473
Maquinaria, equipos y otros bienes muebles	2.277.473
Bienes intangibles	893.919
INVERSIÓN FINANCIERA	39.953.397
Concesión de préstamos a corto plazo	34.326.194
Al sector privado	34.326.194
Concesión de préstamos a largo plazo	5.627.203
Al sector privado	5.627.203
TOTAL GASTOS	**251.543.554**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120158	Laboratorio del cine y el audiovisual de Venezuela	taller			250	22.419.134	7.058.640			29.477.774
120163	Estímulo y fomento a la creación y la producción cinematográfica	financiamiento			127	156.306.211	7.568.362			163.874.573
120222	Comercialización y promoción cinematográfica	obra			20	31.386.793				31.386.793
TOTAL						210.112.138	14.627.002			224.739.140

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	5.559.055	5.562.389			11.121.444
02	Gestión administrativa	14.976.644	414.850			15.391.494
03	Previsión y protección social		291.476			291.476
TOTAL		20.535.699	6.268.715			26.804.414

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**58**	**36**	**25**	**119**	**1.167.347**	**137.336**	**1.304.683**
Alto Nivel y de Dirección		1		1	11.891		11.891
Directivo	25	16		41	459.951		459.951
Profesional y Técnico	23	9	10	42	448.734	91.545	540.279
Personal Administrativo	4	4	9	17	68.396	6.890	75.286
Obrero	6	6	6	18	178.375	38.901	217.276
Personal Contratado	**13**	**8**		**21**	**9.864.609**		**9.864.609**
Profesional y Técnico	10	6		16	9.753.231		9.753.231
Personal Administrativo	3	2		5	111.378		111.378
TOTAL	**71**	**44**	**25**	**140**	**11.031.956**	**137.336**	**11.169.292**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**5**		**5**	**102.268**
Empleados	5		5	102.268
Jubilados	**3**	**3**	**6**	**189.208**
Empleados	3	3	6	189.208
TOTAL	**8**	**3**	**11**	**291.476**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	25.579.267
4.02	Materiales, suministros y mercancías	6.045.176
4.03	Servicios no personales	39.810.615
4.04	Activos reales	3.171.392
4.05	Activos financieros	39.953.397
4.07	Transferencias y donaciones	134.679.473
4.08	Otros gastos	2.304.234
	TOTAL	**251.543.554**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**249.239.320**
INGRESOS CORRIENTES ORDINARIOS	249.239.320
INGRESOS NO TRIBUTARIOS	225.943.603
Tasas	1.752.248
Ingresos por contribuciones especiales	224.191.355
TRANSFERENCIAS CORRIENTES	20.895.717
Transferencias corrientes del sector público	20.895.717
Transferencias corrientes internas recibidas del sector público	20.895.717
De la República	20.895.717
Recursos Ordinarios	20.895.717
OTROS INGRESOS	2.400.000
Diversos ingresos	2.400.000
Multas por varios ramos	2.400.000
1.2 GASTOS CORRIENTES	**208.418.765**
GASTOS DE CONSUMO	73.739.292
Remuneraciones	25.579.267
Sueldos, salarios y otras retribuciones	13.363.063
Beneficios y complementos de sueldos y salarios	6.993.384
Aportes patronales	1.025.307
Prestaciones sociales y otras indemnizaciones	2.194.732
Asistencia socioeconómica	2.002.781
Compra de bienes y servicios	42.685.529
Bienes de consumo	6.045.176
Servicios no personales	36.640.353
Impuestos indirectos	3.170.262
Depreciación y amortización	2.304.234
TRANSFERENCIAS Y DONACIONES CORRIENTES	134.679.473
Al sector privado	113.527.768
Transferencias corrientes al sector privado	113.427.768
Directas a personas	8.152.178
Pensiones y otros beneficios asociados	102.268
Jubilaciones y otros beneficios asociados	189.208

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Otras transferencias directas a personas	7.860.702
Otras transferencias corrientes internas al sector privado	105.275.590
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
Al sector público	7.340.451
Transferencias corrientes al sector público	7.340.451
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	7.340.451
Al sector externo	13.811.254
Transferencias corrientes al exterior	13.811.254
A organismos internacionales	13.811.254
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**40.820.555**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**43.124.789**
RECURSOS PROPIOS DE CAPITAL	43.124.789
Ahorro en cuenta corriente	40.820.555
Incremento de la depreciación y amortización acumuladas	2.304.234
2.2 GASTOS DE CAPITAL	**43.124.789**
INVERSIÓN REAL DIRECTA	3.171.392
Formación bruta de capital fijo	2.277.473
Maquinaria, equipos y otros bienes muebles	2.277.473
Bienes intangibles	893.919
INVERSIÓN FINANCIERA	39.953.397
Concesión de préstamos a corto plazo	34.326.194
Al sector privado	34.326.194
Concesión de préstamos a largo plazo	5.627.203
Al sector privado	5.627.203
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0829

Centro Nacional del Libro (CNL)

CENTRO NACIONAL DEL LIBRO (CNL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La actividad principal del Centro Nacional del Libro es proteger y fomentar la industria editorial como fuente de estímulo al hábito de la lectura y la democratización del acceso al libro como uno de los factores principales en transmisión de conocimientos, la formación educativa y la difusión de la cultura ejecutando políticas, planes y programas dirigidos a la promoción, fomento y salvaguarda del libro y la lectura, orientados a prestar en forma eficaz, eficiente y efectiva los servicios públicos que la sociedad demanda. Para el Centro Nacional del Libro lo fundamental es el ciudadano, los actores del sector del libro, sus problemas y el auspicio de las soluciones que redunden en su desarrollo educativo y cultural.

Para el ejercicio fiscal 2014, el ente prevé alcanzar la siguiente meta: realizar un (01) evento como apoyo al Proyecto "Sistema Nacional del Libro y la Lectura en Venezuela" y 227 talleres con el Proyecto "Plan Nacional de Lectura de Venezuela".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**25.427.384**
INGRESOS CORRIENTES ORDINARIOS	25.427.384
TRANSFERENCIAS CORRIENTES	25.427.384
Transferencias corrientes del sector público	25.427.384
Transferencias corrientes internas recibidas del sector público	25.427.384
De la República	25.427.384
INGRESOS DE CAPITAL	**171.233**
RECURSOS PROPIOS DE CAPITAL	171.233
Incremento de la depreciación y amortización acumuladas	171.233
TOTAL RECURSOS	**25.598.617**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**25.598.617**
GASTOS DE CONSUMO	24.964.289
Remuneraciones	11.102.398
Sueldos, salarios y otras retribuciones	3.682.106
Beneficios y complementos de sueldos y salarios	4.508.804
Aportes patronales	596.378
Prestaciones sociales y otras indemnizaciones	1.262.686
Asistencia socioeconómica	1.052.424
Compra de bienes y servicios	12.310.749
Bienes de consumo	1.319.891
Servicios no personales	10.990.858
Impuestos indirectos	1.379.909
Depreciación y amortización	171.233
TRANSFERENCIAS Y DONACIONES CORRIENTES	634.328
Al sector privado	549.000
Transferencias corrientes al sector privado	549.000
Directas a personas	189.000
Pensiones y otros beneficios asociados	56.700
Jubilaciones y otros beneficios asociados	52.300
Otras transferencias directas a personas	80.000
A empresas privadas	360.000
Al sector externo	85.328
Transferencias corrientes al exterior	85.328
A organismos internacionales	85.328
TOTAL GASTOS	**25.598.617**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120284	Sistema nacional del libro y la lectura en Venezuela	evento			1		16.023.239			16.023.239
120510	Plan nacional de lectura de Venezuela	taller			227		1.775.930			1.775.930
TOTAL							17.799.169			17.799.169

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.592.485			6.592.485
02	Gestión administrativa	171.233	926.730			1.097.963
03	Previsión y protección social		109.000			109.000
TOTAL		171.233	7.628.215			7.799.448

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**38**	**28**	**6**	**72**	**2.340.236**	**284.480**	**2.624.716**
Alto Nivel y de Dirección	1			1	35.676		35.676
Directivo	10	5	6	21	545.176	66.734	611.910
Profesional y Técnico	23	5		28	954.059	116.783	1.070.842
Personal Administrativo	2	12		14	511.103	62.563	573.666
Obrero	2	6		8	294.222	38.400	332.622
Personal Contratado	**1**	**153**		**154**	**662.986**		**662.986**
Profesional y Técnico		153		153	630.415		630.415
Personal Administrativo	1			1	32.571		32.571
TOTAL	**39**	**181**	**6**	**226**	**3.003.222**	**284.480**	**3.287.702**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**1**	**1**	**56.700**
Empleados		1	1	56.700
Jubilados	**1**		**1**	**52.300**
Obreros	1		1	52.300
TOTAL	**1**	**1**	**2**	**109.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	11.102.398
4.02	Materiales, suministros y mercancías	1.319.891
4.03	Servicios no personales	12.370.767
4.07	Transferencias y donaciones	634.328
4.08	Otros gastos	171.233
	TOTAL	**25.598.617**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**25.427.384**
INGRESOS CORRIENTES ORDINARIOS	25.427.384
TRANSFERENCIAS CORRIENTES	25.427.384
Transferencias corrientes del sector público	25.427.384
Transferencias corrientes internas recibidas del sector público	25.427.384
De la República	25.427.384
Recursos Ordinarios	25.427.384
1.2 GASTOS CORRIENTES	**25.598.617**
GASTOS DE CONSUMO	24.964.289
Remuneraciones	11.102.398
Sueldos, salarios y otras retribuciones	3.682.106
Beneficios y complementos de sueldos y salarios	4.508.804
Aportes patronales	596.378
Prestaciones sociales y otras indemnizaciones	1.262.686
Asistencia socioeconómica	1.052.424
Compra de bienes y servicios	12.310.749
Bienes de consumo	1.319.891
Servicios no personales	10.990.858
Impuestos indirectos	1.379.909
Depreciación y amortización	171.233
TRANSFERENCIAS Y DONACIONES CORRIENTES	634.328
Al sector privado	549.000
Transferencias corrientes al sector privado	549.000
Directas a personas	189.000
Pensiones y otros beneficios asociados	56.700
Jubilaciones y otros beneficios asociados	52.300
Otras transferencias directas a personas	80.000
A empresas privadas	360.000
Al sector externo	85.328
Transferencias corrientes al exterior	85.328
A organismos internacionales	85.328

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(171.233)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
Desahorro en cuenta corriente	(171.233)
Incremento de la depreciación y amortización acumuladas	171.233
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0948

Instituto de las Artes Escénicas y Musicales

INSTITUTO DE LAS ARTES ESCÉNICAS Y MUSICALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto de las Artes Escénicas y Musicales, se crea como un organismo para la conformación y la consolidación de una plataforma institucional de alcance nacional, que diseñe y ejecute políticas y estrategias para la expresión, creación, investigación, difusión y resguardo de las Artes Escénicas y Musicales en Venezuela. Sus competencias específicas son todas aquellas referidas y vinculadas a las Danza, la Música, el Teatro y el Circo.

El Instituto para alcanzar sus objetivos tiene planteado la ejecución de un proyecto: "Ruta de manifestaciones culturales de Venezuela y el mundo" , el cual permitirá difundir las diferentes manifestaciones culturales en las disciplinas de danza, música, teatro y circo, estimulando la actividad culturales en las comunidades del todo territorio nacional, a través de 138 producciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**47.363.396**
INGRESOS CORRIENTES ORDINARIOS	47.363.396
TRANSFERENCIAS CORRIENTES	47.363.396
Transferencias corrientes del sector público	47.363.396
Transferencias corrientes internas recibidas del sector público	47.363.396
De la República	47.363.396
INGRESOS DE CAPITAL	**2.800.188**
RECURSOS PROPIOS DE CAPITAL	2.800.188
Incremento de la depreciación y amortización acumuladas	2.800.188
TOTAL RECURSOS	**50.163.584**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**40.163.584**
GASTOS DE CONSUMO	34.746.880
Remuneraciones	20.593.299
Sueldos, salarios y otras retribuciones	5.358.834
Beneficios y complementos de sueldos y salarios	9.905.692
Aportes patronales	752.082
Prestaciones sociales y otras indemnizaciones	2.756.879
Asistencia socioeconómica	1.756.212
Otros gastos de personal	63.600
Compra de bienes y servicios	11.353.393
Bienes de consumo	2.480.005
Servicios no personales	8.873.388
Depreciación y amortización	2.800.188
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.416.704
Al sector privado	5.416.704
Transferencias corrientes al sector privado	5.416.704
Directas a personas	416.704
Pensiones y otros beneficios asociados	416.704
Otras transferencias corrientes internas al sector privado	5.000.000
GASTOS DE CAPITAL	**10.000.000**
INVERSIÓN REAL DIRECTA	10.000.000
Formación bruta de capital fijo	10.000.000
Maquinaria, equipos y otros bienes muebles	10.000.000
TOTAL GASTOS	**50.163.584**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120223	Ruta de manifestaciones culturales de Venezuela y el mundo	producción			138		33.857.886			33.857.886
TOTAL							**33.857.886**			**33.857.886**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		10.833.989			10.833.989
02	Gestión administrativa	2.800.188	2.214.817			5.015.005
03	Previsión y protección social		416.704			416.704
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		40.000			40.000
TOTAL		**2.800.188**	**13.505.510**			**16.305.698**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**64**	**32**	**18**	**114**	**3.292.119**	**207.647**	**3.499.766**
Alto Nivel y de Dirección	9	4	2	15	508.383		508.383
Profesional y Técnico	37	11	8	56	1.618.208	46.789	1.664.997
Personal Administrativo	6		1	7	202.276	28.712	230.988
Obrero	12	17	7	36	963.252	132.146	1.095.398
Personal Contratado	**25**	**35**		**60**	**1.924.011**		**1.924.011**
Profesional y Técnico	25	35		60	1.924.011		1.924.011
TOTAL	**89**	**67**	**18**	**174**	**5.216.130**	**207.647**	**5.423.777**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**4**	**1**	**5**	**416.704**
Empleados	4	1	5	416.704
TOTAL	**4**	**1**	**5**	**416.704**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	20.593.299
4.02	Materiales, suministros y mercancías	2.480.005
4.03	Servicios no personales	8.873.388
4.04	Activos reales	10.000.000
4.07	Transferencias y donaciones	5.416.704
4.08	Otros gastos	2.800.188
	TOTAL	**50.163.584**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**47.363.396**
INGRESOS CORRIENTES ORDINARIOS	47.363.396
TRANSFERENCIAS CORRIENTES	47.363.396
Transferencias corrientes del sector público	47.363.396
Transferencias corrientes internas recibidas del sector público	47.363.396
De la República	47.363.396
Recursos Ordinarios	47.363.396
1.2 GASTOS CORRIENTES	**40.163.584**
GASTOS DE CONSUMO	34.746.880
Remuneraciones	20.593.299
Sueldos, salarios y otras retribuciones	5.358.834
Beneficios y complementos de sueldos y salarios	9.905.692
Aportes patronales	752.082
Prestaciones sociales y otras indemnizaciones	2.756.879
Asistencia socioeconómica	1.756.212
Otros gastos de personal	63.600
Compra de bienes y servicios	11.353.393
Bienes de consumo	2.480.005
Servicios no personales	8.873.388
Depreciación y amortización	2.800.188
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.416.704
Al sector privado	5.416.704
Transferencias corrientes al sector privado	5.416.704
Directas a personas	416.704
Pensiones y otros beneficios asociados	416.704
Otras transferencias corrientes internas al sector privado	5.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.199.812**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**10.000.000**
RECURSOS PROPIOS DE CAPITAL	10.000.000
Ahorro en cuenta corriente	7.199.812
Incremento de la depreciación y amortización acumuladas	2.800.188
2.2 GASTOS DE CAPITAL	**10.000.000**
INVERSIÓN REAL DIRECTA	10.000.000
Formación bruta de capital fijo	10.000.000
Maquinaria, equipos y otros bienes muebles	10.000.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0949

Instituto de las Artes de la Imagen y el Espacio

INSTITUTO DE LAS ARTES DE LA IMAGEN Y EL ESPACIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto de las Artes de la Imagen y el Espacio es una institución del Ministerio del Poder Popular para la Cultura orientada a la formulación de las políticas referidas a las artes de la imagen y el espacio, las cuales abarcan las artes visuales, el diseño, la fotografía, la artesanía, la arquitectura y manifestaciones afines.

Fue creado el 8 de julio de 2005, según Gaceta Oficial de la República Bolivariana de Venezuela N° 8.224, con la misión de promover los procesos de políticas, como la formación, investigación y difusión de las artes de la imagen y el espacio para garantizar la comprensión, protección y disfrute por parte de los diversos actores: hacedores, creadores, instituciones y comunidades.

El Instituto de las Artes de la Imagen y el Espacio tiene como objetivo: 1) Impulsar los procesos necesarios para generar políticas del pueblo y para el pueblo en las artes de la imagen y el espacio, con la participación de las comunidades. 2) Estimular y proteger el desarrollo de las artes de la imagen y el espacio y especialmente los procesos de investigación, formación, producción, promoción y difusión. 3) Fomentar la protección y el disfrute de los bienes y servicios culturales destinados a la satisfacción de las necesidades del pueblo venezolano en todo el territorio nacional. 4) Promover la construcción y mantenimiento de las edificaciones dedicadas a las artes de la imagen y el espacio y 5) Colaborar con el Ministerio del Poder Popular para la Cultura en la conformación y consolidación de una plataforma institucional de alcance nacional para las artes de la imagen y el espacio.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**44.578.933**
INGRESOS CORRIENTES ORDINARIOS	44.578.933
TRANSFERENCIAS CORRIENTES	44.578.933
Transferencias corrientes del sector público	44.578.933
Transferencias corrientes internas recibidas del sector público	44.578.933
De la República	44.578.933
INGRESOS DE CAPITAL	**865.800**
RECURSOS PROPIOS DE CAPITAL	865.800
Incremento de la depreciación y amortización acumuladas	865.800
TOTAL RECURSOS	**45.444.733**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**44.794.733**
GASTOS DE CONSUMO	39.285.484
Remuneraciones	20.402.036
Sueldos, salarios y otras retribuciones	5.187.651
Beneficios y complementos de sueldos y salarios	7.657.392
Aportes patronales	1.002.646
Prestaciones sociales y otras indemnizaciones	2.588.600
Asistencia socioeconómica	3.965.747
Compra de bienes y servicios	18.017.648
Bienes de consumo	4.914.340
Servicios no personales	13.103.308
Depreciación y amortización	865.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.509.249
Al sector privado	3.193.249
Transferencias corrientes al sector privado	1.993.249
Directas a personas	293.249
Pensiones y otros beneficios asociados	125.495
Jubilaciones y otros beneficios asociados	167.754
Otras transferencias corrientes internas al sector privado	1.700.000
Donaciones corrientes al sector privado	1.200.000
Donaciones a instituciones sin fines de lucro	1.200.000
Al sector público	2.316.000
Transferencias corrientes al sector público	1.000.000
A los entes descentralizados sin fines empresariales para sus gastos	1.000.000
Donaciones corrientes al sector público	1.316.000
A los entes descentralizados sin fines empresariales	1.316.000
GASTOS DE CAPITAL	**650.000**
INVERSIÓN REAL DIRECTA	650.000
Formación bruta de capital fijo	650.000
Maquinaria, equipos y otros bienes muebles	650.000
TOTAL GASTOS	**45.444.733**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121292	Protección, promoción, difusión y disfrute de bienes culturales de las artes de la imagen y el espacio	Espacio			12		31.205.253			31.205.253
TOTAL							31.205.253			31.205.253

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		9.845.276			9.845.276
02	Gestión administrativa	865.800	3.235.155			4.100.955
03	Previsión y protección social		293.249			293.249
TOTAL		**865.800**	**13.373.680**			**14.239.480**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**46**	**46**		**92**	**1.780.993**	**109.855**	**1.890.848**
Alto Nivel y de Dirección	1			1	17.839		17.839
Directivo	9	3		12	214.056		214.056
Profesional y Técnico	21	7		28	511.772	32.091	543.863
Personal Administrativo	15	18		33	589.382	42.172	631.554
Obrero		18		18	447.944	35.592	483.536
Personal Contratado	**134**	**160**		**294**	**3.391.658**		**3.391.658**
Personal Administrativo	134	160		294	3.391.658		3.391.658
TOTAL	**180**	**206**		**386**	**5.172.651**	**109.855**	**5.282.506**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**125.495**
Empleados	1		1	125.495
Jubilados	**1**		**1**	**167.754**
Empleados	1		1	167.754
TOTAL	**2**		**2**	**293.249**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	20.402.036
4.02	Materiales, suministros y mercancías	4.914.340
4.03	Servicios no personales	13.103.308
4.04	Activos reales	650.000
4.07	Transferencias y donaciones	5.509.249
4.08	Otros gastos	865.800
	TOTAL	**45.444.733**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**44.578.933**
INGRESOS CORRIENTES ORDINARIOS	44.578.933
TRANSFERENCIAS CORRIENTES	44.578.933
Transferencias corrientes del sector público	44.578.933
Transferencias corrientes internas recibidas del sector público	44.578.933
De la República	44.578.933
Recursos Ordinarios	44.578.933
1.2 GASTOS CORRIENTES	**44.794.733**
GASTOS DE CONSUMO	39.285.484
Remuneraciones	20.402.036
Sueldos, salarios y otras retribuciones	5.187.651
Beneficios y complementos de sueldos y salarios	7.657.392
Aportes patronales	1.002.646
Prestaciones sociales y otras indemnizaciones	2.588.600
Asistencia socioeconómica	3.965.747
Compra de bienes y servicios	18.017.648
Bienes de consumo	4.914.340
Servicios no personales	13.103.308
Depreciación y amortización	865.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.509.249
Al sector privado	3.193.249
Transferencias corrientes al sector privado	1.993.249
Directas a personas	293.249
Pensiones y otros beneficios asociados	125.495
Jubilaciones y otros beneficios asociados	167.754
Otras transferencias corrientes internas al sector privado	1.700.000
Donaciones corrientes al sector privado	1.200.000
Donaciones a instituciones sin fines de lucro	1.200.000
Al sector público	2.316.000
Transferencias corrientes al sector público	1.000.000
A los entes descentralizados sin fines empresariales para sus gastos	1.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector público	1.316.000
A los entes descentralizados sin fines empresariales	1.316.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(215.800)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**650.000**
RECURSOS PROPIOS DE CAPITAL	650.000
Desahorro en cuenta corriente	(215.800)
Incremento de la depreciación y amortización acumuladas	865.800
2.2 GASTOS DE CAPITAL	**650.000**
INVERSIÓN REAL DIRECTA	650.000
Formación bruta de capital fijo	650.000
Maquinaria, equipos y otros bienes muebles	650.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

50

Ministerio del Poder Popular para el Deporte

Ministerio del Poder Popular para el Deporte

A0049 Instituto Nacional de Deportes (IND)

A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR)

A0663 Instituto Nacional de Hipódromos (INH)

A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

A0049

Instituto Nacional de Deportes (IND)

INSTITUTO NACIONAL DE DEPORTES (IND)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Deportes fue creado por Decreto Ley N° 164, emitida por la Junta Militar de Gobierno, el 22 de Junio de 1949 y publicado en Gaceta Oficial N° 22.955, quedando finalmente adscrito al Ministerio del Poder Popular para el Deporte, recientemente creado bajo el Decreto N° 5.022 de fecha 27 de noviembre del 2006.

El referido ente, ejecuta la política deportiva nacional orientada hacia seis (6) proyectos: Desarrollo de Potencialidades en el Deporte de Rendimiento, Protección Integral a las y los Atletas de Alto Rendimiento, Desarrollo del Subsistema Deportivo Estudiantil, Fortalecimiento del Poder Popular Deportivo, Medicina, Investigación y Ciencias Aplicadas al Deporte e Infraestructura y Espacios Deportivos para la Práctica del Deporte y la Actividad Física.

MISIÓN:

Contribuir con la felicidad suprema, a través de la formación integral de las ciudadanas y los ciudadanos de la República Bolivariana de Venezuela, ejecutando políticas de Estado, tendentes a masificar, promover e inculcar en la población la práctica sistemática y sostenida de la actividad física para la salud, el deporte y la recreación y apoyando las iniciativas del poder popular e instituciones que la promueven, contando con espacios e infraestructuras adecuadas en el marco de una democracia bolivariana, socialista, participativa y protagónica.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.118.000.000**
INGRESOS CORRIENTES ORDINARIOS	1.118.000.000
TRANSFERENCIAS CORRIENTES	1.118.000.000
Transferencias corrientes del sector público	1.118.000.000
Transferencias corrientes internas recibidas del sector público	1.118.000.000
De la República	1.118.000.000
INGRESOS DE CAPITAL	**4.000.000**
RECURSOS PROPIOS DE CAPITAL	4.000.000
Incremento de la depreciación y amortización acumuladas	4.000.000
FUENTES DE FINANCIAMIENTO	**20.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.000.000
Disminución de otros activos financieros	20.000.000
Disminución de disponibilidades	20.000.000
Disminución de bancos	20.000.000
TOTAL RECURSOS	**1.142.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.116.592.162**
GASTOS DE CONSUMO	723.231.599
Remuneraciones	390.110.838
Sueldos, salarios y otras retribuciones	69.083.164
Beneficios y complementos de sueldos y salarios	158.555.874
Aportes patronales	22.142.255
Prestaciones sociales y otras indemnizaciones	38.367.106
Asistencia socioeconómica	101.932.439
Otros gastos de personal	30.000
Compra de bienes y servicios	329.120.761
Bienes de consumo	81.439.803
Servicios no personales	247.680.958
Depreciación y amortización	4.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	393.360.563
Al sector privado	391.914.563
Transferencias corrientes al sector privado	383.603.424
Directas a personas	346.256.362
Pensiones y otros beneficios asociados	18.716.441
Jubilaciones y otros beneficios asociados	296.210.721
Otras transferencias directas a personas	31.329.200
Otras transferencias corrientes internas al sector privado	37.347.062
Donaciones corrientes al sector privado	8.311.139
Donaciones a personas	7.854.739
Donaciones a instituciones sin fines de lucro	456.400
Al sector público	1.446.000
Transferencias corrientes al sector público	1.446.000
A la República	60.000
A los entes descentralizados sin fines empresariales para sus gastos	1.386.000
GASTOS DE CAPITAL	**5.407.838**
INVERSIÓN REAL DIRECTA	5.407.838
Formación bruta de capital fijo	5.407.838
Edificios e instalaciones	581.016
Maquinaria, equipos y otros bienes muebles	4.826.822

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**20.000.000**
DISMINUCIÓN DE PASIVOS	20.000.000
Disminución de cuentas y efectos por pagar	18.500.000
Disminución de cuentas y efectos por pagar a corto plazo	16.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
Disminución cuentas por pagar a proveedores a corto plazo	6.000.000
Disminución cuentas por pagar a contratistas a corto plazo	7.000.000
Disminución de otras cuentas y efectos por pagar	2.500.000
Disminución de otras cuentas por pagar a corto plazo	2.500.000
Disminución de otros pasivos	1.500.000
Disminución de obligaciones de ejercicios anteriores	1.500.000
TOTAL GASTOS	**1.142.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
119853	Desarrollo de Potencialidades de Deporte de Rendimiento	atleta			3.112		201.559.369			201.559.369
119856	Protección Integral a las y los Atletas de Alto Rendimiento	atleta			6.544		82.161.176			82.161.176
119863	Desarrollo del Subsistema Deportivo Estudiantil	estudiante			4.046.000		90.676.066			90.676.066
119864	Fortalecimiento del Poder Popular Deportivo	población			4.142.842		69.511.530			69.511.530
119876	Medicina, Investigación y Ciencias Aplicadas al Deporte	atleta			6.700		63.549.418			63.549.418
119877	Infraestructura y espacios deportivos para la práctica del deporte y la actividad física.	instalación			27		205.212.577			205.212.577
TOTAL							**712.670.136**			**712.670.136**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		35.474.492			35.474.492
02	Gestión administrativa	24.000.000	54.928.210			78.928.210
03	Previsión y protección social		314.927.162			314.927.162
TOTAL		**24.000.000**	**405.329.864**			**429.329.864**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**316**	**374**	**253**	**943**	**33.227.351**	**18.832.522**	**52.059.873**
Alto Nivel y de Dirección	15	19	38	72	2.317.795		2.317.795
Profesional y Técnico	127	92	70	289	10.471.917	11.905.857	22.377.774
Personal Administrativo	69	16	101	186	6.165.014	3.014.966	9.179.980
Obrero	105	247	44	396	14.272.625	3.911.699	18.184.324
Personal Contratado	**188**	**184**		**372**	**20.618.678**		**20.618.678**
Profesional y Técnico	188	184		372	20.618.678		20.618.678
TOTAL	**504**	**558**	**253**	**1.315**	**53.846.029**	**18.832.522**	**72.678.551**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**255**	**33**	**288**	**18.716.441**
Obreros	64	10	74	4.690.822
Empleados	191	23	214	14.025.619
Jubilados	**296**	**2.201**	**2.497**	**296.210.721**
Alto Nivel y de Dirección	5	47	52	7.215.874
Obreros	106	528	634	73.652.197
Empleados	185	1.626	1.811	215.342.650
TOTAL	**551**	**2.234**	**2.785**	**314.927.162**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	390.110.838
4.02	Materiales, suministros y mercancías	81.439.803
4.03	Servicios no personales	247.680.958
4.04	Activos reales	5.407.838
4.07	Transferencias y donaciones	393.360.563
4.08	Otros gastos	4.000.000
4.11	Disminución de pasivos	20.000.000
	TOTAL	**1.142.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.118.000.000**
INGRESOS CORRIENTES ORDINARIOS	1.118.000.000
TRANSFERENCIAS CORRIENTES	1.118.000.000
Transferencias corrientes del sector público	1.118.000.000
Transferencias corrientes internas recibidas del sector público	1.118.000.000
De la República	1.118.000.000
Recursos Ordinarios	1.118.000.000
1.2 GASTOS CORRIENTES	**1.116.592.162**
GASTOS DE CONSUMO	723.231.599
Remuneraciones	390.110.838
Sueldos, salarios y otras retribuciones	69.083.164
Beneficios y complementos de sueldos y salarios	158.555.874
Aportes patronales	22.142.255
Prestaciones sociales y otras indemnizaciones	38.367.106
Asistencia socioeconómica	101.932.439
Otros gastos de personal	30.000
Compra de bienes y servicios	329.120.761
Bienes de consumo	81.439.803
Servicios no personales	247.680.958
Depreciación y amortización	4.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	393.360.563
Al sector privado	391.914.563
Transferencias corrientes al sector privado	383.603.424
Directas a personas	346.256.362
Pensiones y otros beneficios asociados	18.716.441
Jubilaciones y otros beneficios asociados	296.210.721
Otras transferencias directas a personas	31.329.200
Otras transferencias corrientes internas al sector privado	37.347.062
Donaciones corrientes al sector privado	8.311.139
Donaciones a personas	7.854.739
Donaciones a instituciones sin fines de lucro	456.400

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	1.446.000
Transferencias corrientes al sector público	1.446.000
A la República	60.000
A los entes descentralizados sin fines empresariales para sus gastos	1.386.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.407.838**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.407.838**
RECURSOS PROPIOS DE CAPITAL	5.407.838
Ahorro en cuenta corriente	1.407.838
Incremento de la depreciación y amortización acumuladas	4.000.000
2.2 GASTOS DE CAPITAL	**5.407.838**
INVERSIÓN REAL DIRECTA	5.407.838
Formación bruta de capital fijo	5.407.838
Edificios e instalaciones	581.016
Maquinaria, equipos y otros bienes muebles	4.826.822
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**20.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.000.000
Disminución de otros activos financieros	20.000.000
Disminución de disponibilidades	20.000.000
Disminución de bancos	20.000.000
3.2 APLICACIONES FINANCIERAS	**20.000.000**
DISMINUCIÓN DE PASIVOS	20.000.000
Disminución de cuentas y efectos por pagar	18.500.000
Disminución de cuentas y efectos por pagar a corto plazo	16.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000.000
Disminución cuentas por pagar a proveedores a corto plazo	6.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución cuentas por pagar a contratistas a corto plazo	7.000.000
Disminución de otras cuentas y efectos por pagar	2.500.000
Disminución de otras cuentas por pagar a corto plazo	2.500.000
Disminución de otros pasivos	1.500.000
Disminución de obligaciones de ejercicios anteriores	1.500.000

A0479

Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR)

FUNDACIÓN PARA LA ATENCIÓN INTEGRAL A LOS ATLETAS DE ALTO RENDIMIENTO EN SITUACIÓN DE RETIRO Y EX-ATLETAS JÓVENES, ADULTOS (AS) Y ADULTOS (AS) MAYORES (FUNDAEXAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Como parte de la política del Gobierno Bolivariano en materia Deportiva Nacional, el 28 de enero del año 2003, nace FUNDAEXAR, como una Fundación para la Atención Integral a las y los Ex–Atletas de Alto Rendimiento. Posteriormente, se modificó su forma y pasó a ser una institución de carácter público adscrita al Instituto Nacional de Deportes (IND), según Decreto N° 4741 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.502 de fecha 17 de agosto de 2006, con el nombre de Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex–Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR). Luego, en el año 2009 se adscribe al Ministerio del Poder Popular para el Deporte, mediante Decreto N° 6.670 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.163 de fecha 22 de abril de 2009.

De acuerdo a lo anterior, la Fundación se sitúa dentro del contexto del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 en la directriz de la "Suprema Felicidad Social", con el objeto de promover la ética, la cultura y la educación libertadora y solidaria, enmarcada en la estrategia de garantizar una seguridad social universal y solidaria y los mecanismos institucionales del mercado de trabajo, con la política nacional de avanzar en la formación de la nueva estructura social, conjuntamente con el objetivo estratégico institucional de impulsar la nueva ética socialista mediante la concientización y capacitación de la personas que conforman el aparato deportivo, el mejoramiento de sus niveles intelectuales y laborales, la participación de la población a través de unidades de producción social, y la articulación con los órganos del poder público en particular educación, salud, ciencia y tecnología para el cumplimiento del mandato constitucional y del plan socialista.

La Fundación tiene como misión y visión en concordancia con el objetivo principal brindar atención integral a las y los atletas de alto rendimiento en situación de retiro y las y los ex –atletas jóvenes, adultos (as) y adultos (as) mayores en áreas educativas, psicológica, socio-económicas, de asesoría legal, deportiva y de recreación, a los fines de preservar sus derechos humanos y fundamentales consagrados en la carta magna.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**12.207.776**
INGRESOS CORRIENTES ORDINARIOS	12.207.776
TRANSFERENCIAS CORRIENTES	12.207.776
Transferencias corrientes del sector público	12.207.776
Transferencias corrientes internas recibidas del sector público	12.207.776
De la República	12.207.776
INGRESOS DE CAPITAL	**10.386**
RECURSOS PROPIOS DE CAPITAL	10.386
Incremento de la depreciación y amortización acumuladas	10.386
TOTAL RECURSOS	**12.218.162**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**12.183.162**
GASTOS DE CONSUMO	1.753.695
Remuneraciones	1.205.600
Sueldos, salarios y otras retribuciones	374.400
Beneficios y complementos de sueldos y salarios	467.000
Aportes patronales	139.200
Prestaciones sociales y otras indemnizaciones	140.000
Asistencia socioeconómica	21.000
Otros gastos de personal	64.000
Compra de bienes y servicios	522.357
Bienes de consumo	259.000
Servicios no personales	263.357
Impuestos indirectos	15.352
Depreciación y amortización	10.386
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.429.467
Al sector privado	10.429.467
Donaciones corrientes al sector privado	10.429.467
Donaciones a personas	10.429.467
GASTOS DE CAPITAL	**35.000**
INVERSIÓN REAL DIRECTA	35.000
Formación bruta de capital fijo	35.000
Maquinaria, equipos y otros bienes muebles	35.000
TOTAL GASTOS	**12.218.162**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
119854	Bienestar social a las y los Atletas de Alto Rendimiento en situación de retiro y Glorias Deportivas	atleta			1.200		11.425.584			11.425.584
TOTAL							**11.425.584**			**11.425.584**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		650.000			650.000
02	Gestión administrativa	10.386	132.192			142.578
TOTAL		**10.386**	**782.192**			**792.578**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**4**	**2**		**6**	**374.400**		**374.400**
Profesional y Técnico	3	2		5	318.240		318.240
Personal Administrativo	1			1	56.160		56.160
TOTAL	**4**	**2**		**6**	**374.400**		**374.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.205.600
4.02	Materiales, suministros y mercancías	259.000
4.03	Servicios no personales	278.709
4.04	Activos reales	35.000
4.07	Transferencias y donaciones	10.429.467
4.08	Otros gastos	10.386
	TOTAL	**12.218.162**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**12.207.776**
INGRESOS CORRIENTES ORDINARIOS	12.207.776
TRANSFERENCIAS CORRIENTES	12.207.776
Transferencias corrientes del sector público	12.207.776
Transferencias corrientes internas recibidas del sector público	12.207.776
De la República	12.207.776
Recursos Ordinarios	12.207.776
1.2 GASTOS CORRIENTES	**12.183.162**
GASTOS DE CONSUMO	1.753.695
Remuneraciones	1.205.600
Sueldos, salarios y otras retribuciones	374.400
Beneficios y complementos de sueldos y salarios	467.000
Aportes patronales	139.200
Prestaciones sociales y otras indemnizaciones	140.000
Asistencia socioeconómica	21.000
Otros gastos de personal	64.000
Compra de bienes y servicios	522.357
Bienes de consumo	259.000
Servicios no personales	263.357
Impuestos indirectos	15.352
Depreciación y amortización	10.386
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.429.467
Al sector privado	10.429.467
Donaciones corrientes al sector privado	10.429.467
Donaciones a personas	10.429.467
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**24.614**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**35.000**
RECURSOS PROPIOS DE CAPITAL	35.000
Ahorro en cuenta corriente	24.614
Incremento de la depreciación y amortización acumuladas	10.386
2.2 GASTOS DE CAPITAL	**35.000**
INVERSIÓN REAL DIRECTA	35.000
Formación bruta de capital fijo	35.000
Maquinaria, equipos y otros bienes muebles	35.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0663

Instituto Nacional de Hipódromos (INH)

INSTITUTO NACIONAL DE HIPÓDROMOS (INH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Hipódromos (INH) tiene por objeto, la organización, funcionamiento, administración y explotación de los hipódromos nacionales, con el fin específico de contribuir al fomento y mejora de la especie equina dentro del país, y promover con sus ingresos, actividades con propósito social, cultural y deportivo.

Tiene como misión, velar por la explotación, funcionamiento y organización de los hipódromos nacionales, contribuir con el fomento y mejora de la raza equina del país, estimulando así el hipismo en el ámbito nacional e internacional, desarrollando un espectáculo grato para todos los espectadores.

En tal sentido, el INH, formula el presupuesto de ingresos y gastos del año 2014, con basamento en el fin social que caracteriza a los órganos de la Administración Pública, destacando el contenido del Decreto N° 422 de fecha 29 de octubre de 1999, que ordena liquidar el personal, preservando y manteniendo la actividad hípica nacional.

Por consiguiente, los créditos presupuestarios 2014, se adjudican solamente a las Acciones Centralizadas, no formulándose ningún Proyecto, al estar en proceso de liquidación y supresión.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**736.300.798**
INGRESOS CORRIENTES ORDINARIOS	736.300.798
INGRESOS DE OPERACIÓN	736.300.798
Otros ingresos de operación	736.300.798
TOTAL RECURSOS	**736.300.798**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**665.522.599**
GASTOS DE CONSUMO	166.168.223
Remuneraciones	120.180.326
Sueldos, salarios y otras retribuciones	29.309.608
Beneficios y complementos de sueldos y salarios	41.840.905
Aportes patronales	2.938.345
Prestaciones sociales y otras indemnizaciones	5.124.757
Asistencia socioeconómica	40.966.711
Compra de bienes y servicios	39.903.226
Bienes de consumo	15.086.031
Servicios no personales	24.817.195
Impuestos indirectos	6.084.671
TRANSFERENCIAS Y DONACIONES CORRIENTES	144.112.620
Al sector privado	144.112.620
Transferencias corrientes al sector privado	144.112.620
Directas a personas	144.112.620
Pensiones y otros beneficios asociados	41.590.425
Jubilaciones y otros beneficios asociados	88.374.848
Otras transferencias directas a personas	14.147.347
OTROS GASTOS CORRIENTES	355.241.756
Obligaciones del ejercicio vigente	355.241.756
Devoluciones y reintegros diversos	355.241.756
GASTOS DE CAPITAL	**9.096.580**
INVERSIÓN REAL DIRECTA	9.096.580
Formación bruta de capital fijo	9.086.580
Maquinaria, equipos y otros bienes muebles	8.459.080
Construcciones de bienes de dominio privado	627.500
Bienes intangibles	10.000
APLICACIONES FINANCIERAS	**61.681.619**
DISMINUCIÓN DE PASIVOS	61.681.619
Disminución de cuentas y efectos por pagar	61.681.619
Disminución de cuentas y efectos por pagar a corto plazo	53.981.619
Disminución de aportes patronales y retenciones laborales por pagar	38.941.619

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	38.941.619
Disminución cuentas por pagar a proveedores a corto plazo	690.000
Disminución cuentas por pagar a contratistas a corto plazo	14.350.000
Disminución de otras cuentas y efectos por pagar	7.700.000
Disminución de otros efectos por pagar a corto plazo	7.700.000
TOTAL GASTOS	**736.300.798**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	121.004.570				121.004.570
02	Gestión administrativa	471.183.608				471.183.608
03	Previsión y protección social	144.112.620				144.112.620
	TOTAL	**736.300.798**				**736.300.798**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**55**		**78**	**2.532.996**	**5.342**	**2.538.338**
Directivo	4	12		16	569.005	5.342	574.347
Profesional y Técnico	12	31		43	1.110.484		1.110.484
Personal Administrativo	7	12		19	853.507		853.507
Personal Contratado	**173**	**435**		**608**	**26.463.584**		**26.463.584**
Profesional y Técnico	52	76		128	5.828.462		5.828.462
Personal Administrativo	51	62		113	5.225.600		5.225.600
Personal Médico	5	12		17	2.009.938		2.009.938
Obrero	65	285		350	13.399.584		13.399.584
TOTAL	**196**	**490**		**686**	**28.996.580**	**5.342**	**29.001.922**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**236**	**287**	**523**	**41.590.425**
Obreros	106	129	235	18.715.691
Empleados	130	158	288	22.874.734
Jubilados	**619**	**756**	**1.375**	**88.374.848**
Obreros	279	340	619	39.768.682
Empleados	340	416	756	48.606.166
TOTAL	**855**	**1.043**	**1.898**	**129.965.273**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	120.180.326
4.02	Materiales, suministros y mercancías	15.086.031
4.03	Servicios no personales	30.901.866
4.04	Activos reales	9.096.580
4.07	Transferencias y donaciones	144.112.620
4.08	Otros gastos	355.241.756
4.11	Disminución de pasivos	61.681.619
	TOTAL	**736.300.798**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**736.300.798**
INGRESOS CORRIENTES ORDINARIOS	736.300.798
INGRESOS DE OPERACIÓN	736.300.798
Otros ingresos de operación	736.300.798
1.2 GASTOS CORRIENTES	**665.522.599**
GASTOS DE CONSUMO	166.168.223
Remuneraciones	120.180.326
Sueldos, salarios y otras retribuciones	29.309.608
Beneficios y complementos de sueldos y salarios	41.840.905
Aportes patronales	2.938.345
Prestaciones sociales y otras indemnizaciones	5.124.757
Asistencia socioeconómica	40.966.711
Compra de bienes y servicios	39.903.226
Bienes de consumo	15.086.031
Servicios no personales	24.817.195
Impuestos indirectos	6.084.671
TRANSFERENCIAS Y DONACIONES CORRIENTES	144.112.620
Al sector privado	144.112.620
Transferencias corrientes al sector privado	144.112.620
Directas a personas	144.112.620
Pensiones y otros beneficios asociados	41.590.425
Jubilaciones y otros beneficios asociados	88.374.848
Otras transferencias directas a personas	14.147.347
OTROS GASTOS CORRIENTES	355.241.756
Obligaciones del ejercicio vigente	355.241.756
Devoluciones y reintegros diversos	355.241.756
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**70.778.199**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**70.778.199**
RECURSOS PROPIOS DE CAPITAL	70.778.199
Ahorro en cuenta corriente	70.778.199
2.2 GASTOS DE CAPITAL	**9.096.580**
INVERSIÓN REAL DIRECTA	9.096.580
Formación bruta de capital fijo	9.086.580
Maquinaria, equipos y otros bienes muebles	8.459.080
Construcciones de bienes de dominio privado	627.500
Bienes intangibles	10.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**61.681.619**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**61.681.619**
SUPERÁVIT FINANCIERO	61.681.619
3.2 APLICACIONES FINANCIERAS	**61.681.619**
DISMINUCIÓN DE PASIVOS	61.681.619
Disminución de cuentas y efectos por pagar	61.681.619
Disminución de cuentas y efectos por pagar a corto plazo	53.981.619
Disminución de aportes patronales y retenciones laborales por pagar	38.941.619
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	38.941.619
Disminución cuentas por pagar a proveedores a corto plazo	690.000
Disminución cuentas por pagar a contratistas a corto plazo	14.350.000
Disminución de otras cuentas y efectos por pagar	7.700.000
Disminución de otros efectos por pagar a corto plazo	7.700.000

A0906

Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

SERVICIO AUTÓNOMO SUPERINTENDENCIA NACIONAL DE ACTIVIDADES HÍPICAS (SUNAHIP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Superintendencia Nacional de Actividades Hípicas (SUNAHIP) se encarga de supervisar, fiscalizar y regular todo lo concerniente a la actividad hípica nacional, desde la cría de ejemplares pura sangre que hacen vida dentro de espectáculos públicos, hasta la explotación de esta actividad a través de las apuestas. Fue creada bajo la iniciativa del gobierno del Presidente Hugo Rafael Chávez Frías, mediante Decreto Ley No. 422 de fecha 25 de Octubre de 1999, publicado en la Gaceta Oficial de la República de Venezuela No. 5.397 de esa misma fecha.

Para el ejercicio fiscal 2014, el ente a través de la formulación del Proyecto Plan de Acción Social "Hugo Chávez – SUNAHIP", busca el acercamiento como Institución Pública hacia la colectividad, hacia un mejor desarrollo, rescatando programas dirigidos a satisfacer las necesidades del entorno social, en cuanto a salud, vivienda, educación y recreación. Con este proyecto se prevé alcanzar un total de 1.650 asignaciones económicas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**101.529.972**
INGRESOS CORRIENTES ORDINARIOS	101.529.972
OTROS INGRESOS	101.529.972
Otros ingresos ordinarios	101.529.972
INGRESOS DE CAPITAL	**693.372**
RECURSOS PROPIOS DE CAPITAL	693.372
Incremento de la depreciación y amortización acumuladas	693.372
TOTAL RECURSOS	**102.223.344**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**94.673.283**
GASTOS DE CONSUMO	77.393.283
Remuneraciones	46.526.006
Sueldos, salarios y otras retribuciones	9.751.288
Beneficios y complementos de sueldos y salarios	18.638.854
Aportes patronales	2.111.360
Prestaciones sociales y otras indemnizaciones	3.670.704
Asistencia socioeconómica	12.353.800
Compra de bienes y servicios	24.901.526
Bienes de consumo	5.027.982
Servicios no personales	19.873.544
Impuestos indirectos	5.272.379
Depreciación y amortización	693.372
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.280.000
Al sector privado	16.320.000
Donaciones corrientes al sector privado	16.320.000
Donaciones a personas	13.320.000
Donaciones corrientes a Consejos Comunales	3.000.000
Al sector público	960.000
Transferencias corrientes al sector público	960.000
A instituciones de protección social	960.000
GASTOS DE CAPITAL	**6.933.720**
INVERSIÓN REAL DIRECTA	6.933.720
Formación bruta de capital fijo	6.733.720
Edificios e instalaciones	1.500.000
Maquinaria, equipos y otros bienes muebles	5.233.720
Bienes intangibles	200.000
APLICACIONES FINANCIERAS	**616.341**
DISMINUCIÓN DE PASIVOS	616.341
Disminución de cuentas y efectos por pagar	616.341
Disminución de cuentas y efectos por pagar a corto plazo	616.341
Disminución de sueldos, salarios y otras remuneraciones por pagar	210.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución cuentas por pagar a proveedores a corto plazo	406.341
TOTAL GASTOS	**102.223.344**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120632	Plan de acción social "Hugo Chávez-SUNAHIP"	asignación económica			1.650	16.777.008				16.777.008
TOTAL						16.777.008				16.777.008

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	46.177.526				46.177.526
02	Gestión administrativa	39.268.810				39.268.810
TOTAL		85.446.336				85.446.336

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**19**	**37**		**56**	**3.587.144**	**893.904**	**4.481.048**
Alto Nivel y de Dirección		1		1	209.040		209.040
Directivo	5	11		16	1.176.655		1.176.655
Personal Administrativo	10	13		23	1.377.353	893.904	2.271.257
Obrero	4	12		16	824.096		824.096
Personal Contratado	**46**	**38**		**84**	**5.729.028**		**5.729.028**
Personal Administrativo	46	38		84	5.729.028		5.729.028
TOTAL	**65**	**75**		**140**	**9.316.172**	**893.904**	**10.210.076**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	46.526.006
4.02	Materiales, suministros y mercancías	5.027.982
4.03	Servicios no personales	25.145.923
4.04	Activos reales	6.933.720
4.07	Transferencias y donaciones	17.280.000
4.08	Otros gastos	693.372
4.11	Disminución de pasivos	616.341
	TOTAL	**102.223.344**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**101.529.972**
INGRESOS CORRIENTES ORDINARIOS	101.529.972
OTROS INGRESOS	101.529.972
Otros ingresos ordinarios	101.529.972
1.2 GASTOS CORRIENTES	**94.673.283**
GASTOS DE CONSUMO	77.393.283
Remuneraciones	46.526.006
Sueldos, salarios y otras retribuciones	9.751.288
Beneficios y complementos de sueldos y salarios	18.638.854
Aportes patronales	2.111.360
Prestaciones sociales y otras indemnizaciones	3.670.704
Asistencia socioeconómica	12.353.800
Compra de bienes y servicios	24.901.526
Bienes de consumo	5.027.982
Servicios no personales	19.873.544
Impuestos indirectos	5.272.379
Depreciación y amortización	693.372
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.280.000
Al sector privado	16.320.000
Donaciones corrientes al sector privado	16.320.000
Donaciones a personas	13.320.000
Donaciones corrientes a Consejos Comunales	3.000.000
Al sector público	960.000
Transferencias corrientes al sector público	960.000
A instituciones de protección social	960.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.856.689**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.550.061**
RECURSOS PROPIOS DE CAPITAL	7.550.061
Ahorro en cuenta corriente	6.856.689
Incremento de la depreciación y amortización acumuladas	693.372
2.2 GASTOS DE CAPITAL	**6.933.720**
INVERSIÓN REAL DIRECTA	6.933.720
Formación bruta de capital fijo	6.733.720
Edificios e instalaciones	1.500.000
Maquinaria, equipos y otros bienes muebles	5.233.720
Bienes intangibles	200.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**616.341**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**616.341**
SUPERÁVIT FINANCIERO	616.341
3.2 APLICACIONES FINANCIERAS	**616.341**
DISMINUCIÓN DE PASIVOS	616.341
Disminución de cuentas y efectos por pagar	616.341
Disminución de cuentas y efectos por pagar a corto plazo	616.341
Disminución de sueldos, salarios y otras remuneraciones por pagar	210.000
Disminución cuentas por pagar a proveedores a corto plazo	406.341

53

Ministerio del Poder Popular para el Comercio

Ministerio del Poder Popular para el Comercio

A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)

A0240 Superintendencia Nacional de Costos y Precios

A0463 Fundación Banco de Comercio Exterior (FUNDABANCOEX)

A0828 Servicio Autónomo de la Propiedad Intelectual (SAPI)

A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)

A0205

Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (SENCAMER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (Sencamer), para el año 2014 continuará dando cumplimiento al Sistema Venezolano para la Calidad y la Ley de Metrología, mediante el fortalecimiento de los subsistemas de normalización, metrología, acreditación, certificación y reglamentaciones técnicas y ensayos; asimismo, promoverá el desarrollo de los servicios que presta, mediante la evaluación de entes y organismos para la acreditación, la calibración de equipos e instrumentos, la conformación de productos según los reglamentos, además de establecer los parámetros para la acreditación de organismos de evaluación de la conformidad, evaluar y controlar las autorizaciones de uso de la marca Norven. Igualmente, proseguirá en la adecuación del Sistema Venezolano de Calidad, al nuevo modelo productivo socialista para atender las necesidades y exigencias de las empresas en materia de calidad.

Atendiendo la política de promoción de la productividad y el planteamiento estratégico de fortalecer los sectores nacionales de manufactura y otros servicios, se contempla la ejecución del proyecto "Fomentar en el ámbito nacional la prestación de los servicios de Sencamer con calidad, cantidad y oportunidad requerida por los usuarios", y así dar cumplimiento a las metas previstas en la gestión institucional en concordancia con el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, en este sentido, se orienta el gasto al fortalecimiento de los subsistemas del sistema de calidad, garantizando los procedimientos y principios del mismo, para mejorar la capacidad técnica del Estado. Estas metas se alcanzarán mediante la realización de evaluaciones documentales e in situ, de entes y organismos susceptibles de acreditación, aplicación de la evaluación en las áreas legal e industrial de la metrología a los equipos e instrumentos de medición a nivel nacional y practicar procedimientos para establecer los requisitos que deben cumplir los productos, servicios o procesos a fin de garantizar la salud, seguridad, protección ambiental y evitar prácticas que puedan inducir al error. También se plantea la promoción y formación de las organizaciones populares a través de los Comités de Vigilancia de la Calidad Social, a fin de ejercer conjuntamente la soberanía sobre la calidad, conforme al nuevo modelo de producción socialista.

La prestación de los servicios se hará a nivel nacional, a través de operativos y con el apoyo de las unidades desconcentradas de Sencamer.

El presupuesto de ingresos y gastos asciende a Bs. 125.905.599, correspondiendo Bs. 1.565.248 al proyecto y Bs. 124.340.351 a las acciones centralizadas, financiado en su totalidad por recursos propios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**123.204.600**
INGRESOS CORRIENTES ORDINARIOS	123.204.600
INGRESOS NO TRIBUTARIOS	22.681.966
Tasas	22.681.966
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	95.532.848
Venta de otros bienes y servicios	95.532.848
INGRESOS DE LA PROPIEDAD	948.676
Intereses	948.676
Intereses internos	948.676
Intereses por depósitos	948.676
OTROS INGRESOS	4.041.110
Otros ingresos ordinarios	4.041.110
FUENTES DE FINANCIAMIENTO	**2.700.999**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.700.999
Disminución de otros activos financieros	2.700.999
Disminución de disponibilidades	2.700.999
Disminución de bancos	2.700.999
TOTAL RECURSOS	**125.905.599**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**122.436.756**
GASTOS DE CONSUMO	122.411.756
Remuneraciones	108.450.376
Sueldos, salarios y otras retribuciones	19.380.576
Beneficios y complementos de sueldos y salarios	49.423.981
Aportes patronales	6.191.619
Prestaciones sociales y otras indemnizaciones	11.474.287
Asistencia socioeconómica	21.979.913
Compra de bienes y servicios	12.135.755
Bienes de consumo	5.772.984
Servicios no personales	6.362.771
Impuestos indirectos	1.825.625
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.000
Al sector privado	25.000
Transferencias corrientes al sector privado	25.000
Otras transferencias corrientes internas al sector privado	25.000
GASTOS DE CAPITAL	**3.283.843**
INVERSIÓN REAL DIRECTA	3.283.843
Formación bruta de capital fijo	3.283.843
Maquinaria, equipos y otros bienes muebles	3.283.843
APLICACIONES FINANCIERAS	**185.000**
DISMINUCIÓN DE PASIVOS	185.000
Disminución de cuentas y efectos por pagar	185.000
Disminución de cuentas y efectos por pagar a corto plazo	185.000
Disminución cuentas por pagar a proveedores a corto plazo	185.000
TOTAL GASTOS	**125.905.599**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122407	Fortalecimiento de las actividades de normalización, metrología, reglamentaciones técnicas, acreditación, certificación y ensayos, como soporte para la regulación y desarrollo tecnológico-productivo del comercio nacional.	Proceso			1.875.947	1.565.248				1.565.248
TOTAL						**1.565.248**				**1.565.248**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	108.656.345				108.656.345
02	Gestión administrativa	15.684.006				15.684.006
TOTAL		**124.340.351**				**124.340.351**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**59**	**84**	**75**	**218**	**8.331.930**	**1.108.459**	**9.440.389**
Alto Nivel y de Dirección		1		1	59.500	6.473	65.973
Directivo	4	3		7	178.881		178.881
Profesional y Técnico	29	31	54	114	3.858.577	444.629	4.303.206
Personal Administrativo	13	36	21	70	3.329.107	190.555	3.519.662
Obrero	13	13		26	905.865	466.802	1.372.667
Personal Contratado	**59**	**71**		**130**	**7.139.306**		**7.139.306**
Profesional y Técnico	28	46		74	4.507.737		4.507.737
Personal Administrativo	31	25		56	2.631.569		2.631.569
TOTAL	**118**	**155**	**75**	**348**	**15.471.236**	**1.108.459**	**16.579.695**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	108.450.376
4.02	Materiales, suministros y mercancías	5.772.984
4.03	Servicios no personales	8.188.396
4.04	Activos reales	3.283.843
4.07	Transferencias y donaciones	25.000
4.11	Disminución de pasivos	185.000
	TOTAL	**125.905.599**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**123.204.600**
INGRESOS CORRIENTES ORDINARIOS	123.204.600
INGRESOS NO TRIBUTARIOS	22.681.966
Tasas	22.681.966
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	95.532.848
Venta de otros bienes y servicios	95.532.848
INGRESOS DE LA PROPIEDAD	948.676
Intereses	948.676
Intereses internos	948.676
Intereses por depósitos	948.676
OTROS INGRESOS	4.041.110
Otros ingresos ordinarios	4.041.110
1.2 GASTOS CORRIENTES	**122.436.756**
GASTOS DE CONSUMO	122.411.756
Remuneraciones	108.450.376
Sueldos, salarios y otras retribuciones	19.380.576
Beneficios y complementos de sueldos y salarios	49.423.981
Aportes patronales	6.191.619
Prestaciones sociales y otras indemnizaciones	11.474.287
Asistencia socioeconómica	21.979.913
Compra de bienes y servicios	12.135.755
Bienes de consumo	5.772.984
Servicios no personales	6.362.771
Impuestos indirectos	1.825.625
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.000
Al sector privado	25.000
Transferencias corrientes al sector privado	25.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Otras transferencias corrientes internas al sector privado	25.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**767.844**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**767.844**
RECURSOS PROPIOS DE CAPITAL	767.844
Ahorro en cuenta corriente	767.844
2.2 GASTOS DE CAPITAL	**3.283.843**
INVERSIÓN REAL DIRECTA	3.283.843
Formación bruta de capital fijo	3.283.843
Maquinaria, equipos y otros bienes muebles	3.283.843
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.515.999)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.700.999**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.700.999
Disminución de otros activos financieros	2.700.999
Disminución de disponibilidades	2.700.999
Disminución de bancos	2.700.999
3.2 APLICACIONES FINANCIERAS	**2.700.999**
DISMINUCIÓN DE PASIVOS	185.000
Disminución de cuentas y efectos por pagar	185.000
Disminución de cuentas y efectos por pagar a corto plazo	185.000
Disminución cuentas por pagar a proveedores a corto plazo	185.000
DÉFICIT FINANCIERO	2.515.999

A0240

Superintendencia Nacional de Costos y Precios

SUPERINTENDENCIA NACIONAL DE COSTOS Y PRECIOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Superintendencia Nacional de Costos y Precios (SUNDECOP), fue creada por mandato del Artículo 28 del Decreto con Rango, Valor y Fuerza de Ley de Costos y Precios Justos, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.715, de fecha 18-07-2011.

Entre las principales acciones de la Superintendencia, está la de establecer las regulaciones y mecanismos que permitan la estabilidad de precios, para propiciar así el acceso a los bienes y servicios a toda la población, en igualdad de condiciones, mediante la articulación de los actores que conforman el Sistema Nacional Integrado de Costos y Precios y con la participación del Poder Popular.

Adicionalmente, desarrollará mecanismos para el análisis de la estructura de costos de bienes y servicios prioritarios, tomando en cuenta las variables económicas y el entorno socio-político en el que se manifiestan, con el objeto de establecer rangos de precios justos de bienes y servicios e impulsar los procesos de fiscalización y contraloría social.

Para el ejercicio fiscal 2014, el presupuesto de gastos de la Sundecop, asciende a Bs. 112.231.156, el cual será financiado con transferencias recibidas del Ministerio del Poder Popular para el Comercio por Bs. 109.972.240 y con recursos propios por Bs. 2.258.916, provenientes del incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**109.972.240**
INGRESOS CORRIENTES ORDINARIOS	109.972.240
TRANSFERENCIAS CORRIENTES	109.972.240
Transferencias corrientes del sector público	109.972.240
Transferencias corrientes internas recibidas del sector público	109.972.240
De la República	109.972.240
INGRESOS DE CAPITAL	**2.258.916**
RECURSOS PROPIOS DE CAPITAL	2.258.916
Incremento de la depreciación y amortización acumuladas	2.258.916
TOTAL RECURSOS	**112.231.156**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**110.843.020**
GASTOS DE CONSUMO	110.843.020
Remuneraciones	76.927.181
Sueldos, salarios y otras retribuciones	23.454.048
Beneficios y complementos de sueldos y salarios	19.508.394
Aportes patronales	4.324.698
Prestaciones sociales y otras indemnizaciones	7.893.126
Asistencia socioeconómica	21.746.915
Compra de bienes y servicios	28.295.438
Bienes de consumo	7.485.315
Servicios no personales	20.810.123
Impuestos indirectos	3.361.485
Depreciación y amortización	2.258.916
GASTOS DE CAPITAL	**1.388.136**
INVERSIÓN REAL DIRECTA	1.388.136
Formación bruta de capital fijo	1.272.066
Maquinaria, equipos y otros bienes muebles	1.272.066
Bienes intangibles	116.070
TOTAL GASTOS	**112.231.156**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120297	Determinar Costos y Precios - Fase II	Estudio			100		15.005.511			15.005.511
120715	Implementar mecanismos de aplicación, control y seguimiento de las medidas de regulación	Fiscalización			1.000		31.509.610			31.509.610
120772	Fortalecer el poder popular en defensa de los precios justos	Comunidad			14		1.869.107			1.869.107
	TOTAL						**48.384.228**			**48.384.228**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		38.887.180			38.887.180
02	Gestión administrativa	2.258.916	22.700.832			24.959.748
	TOTAL	**2.258.916**	**61.588.012**			**63.846.928**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**186**	**132**		**318**	**13.230.456**		**13.230.456**
Alto Nivel y de Dirección	1			1	65.292		65.292
Directivo	10	8		18	1.407.750		1.407.750
Profesional y Técnico	169	114		283	11.184.372		11.184.372
Obrero	6	10		16	573.042		573.042
Personal Contratado	**96**	**64**		**160**	**10.223.592**		**10.223.592**
Profesional y Técnico	96	64		160	10.223.592		10.223.592
TOTAL	**282**	**196**		**478**	**23.454.048**		**23.454.048**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	76.927.181
4.02	Materiales, suministros y mercancías	7.485.315
4.03	Servicios no personales	24.171.608
4.04	Activos reales	1.388.136
4.08	Otros gastos	2.258.916
	TOTAL	**112.231.156**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**109.972.240**
INGRESOS CORRIENTES ORDINARIOS	109.972.240
TRANSFERENCIAS CORRIENTES	109.972.240
Transferencias corrientes del sector público	109.972.240
Transferencias corrientes internas recibidas del sector público	109.972.240
De la República	109.972.240
Ministerio del Poder Popular para el Comercio	109.972.240
Recursos Ordinarios	109.972.240
1.2 GASTOS CORRIENTES	**110.843.020**
GASTOS DE CONSUMO	110.843.020
Remuneraciones	76.927.181
Sueldos, salarios y otras retribuciones	23.454.048
Beneficios y complementos de sueldos y salarios	19.508.394
Aportes patronales	4.324.698
Prestaciones sociales y otras indemnizaciones	7.893.126
Asistencia socioeconómica	21.746.915
Compra de bienes y servicios	28.295.438
Bienes de consumo	7.485.315
Servicios no personales	20.810.123
Impuestos indirectos	3.361.485
Depreciación y amortización	2.258.916
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(870.780)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.388.136**
RECURSOS PROPIOS DE CAPITAL	1.388.136
Desahorro en cuenta corriente	(870.780)
Incremento de la depreciación y amortización acumuladas	2.258.916
2.2 GASTOS DE CAPITAL	**1.388.136**
INVERSIÓN REAL DIRECTA	1.388.136
Formación bruta de capital fijo	1.272.066
Maquinaria, equipos y otros bienes muebles	1.272.066
Bienes intangibles	116.070
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0463

Fundación Banco de Comercio Exterior (FUNDABANCOEX)

FUNDACIÓN BANCO DE COMERCIO EXTERIOR (FUNDABANCOEX)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Banco de Comercio Exterior (FUNDABANCOEX) fue creada con la finalidad de fortalecer y masificar el desarrollo endógeno integral, orientado a insertar y fomentar el intercambio de los valores culturales típicos nacionales en los distintos espacios sociales; promover y apoyar experiencias nacionales e internacionales con particular atención al proceso productivo y comercial de organizaciones populares en el ámbito socio-cultural, poniendo en práctica acciones que permitan impulsar el desarrollo integral de comunidades, mediante el intercambio de saberes, formación, capacitación, asistencia técnica, investigación, producción, beneficio, comercialización y colocación, así como promover la promoción y divulgación de bienes y servicios culturales a nivel nacional e internacional.

La Fundación para el ejercicio fiscal 2014, contará con un presupuesto de gastos que asciende a Bs. 22.824.000, que será financiado con transferencias del Banco de Comercio Exterior, C. A. (BANCOEX) por Bs. 16.874.000, recursos propios por Bs. 950.000 y con otros ingresos por Bs. 5.000.000.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**22.124.000**
INGRESOS CORRIENTES ORDINARIOS	17.124.000
INGRESOS DE LA PROPIEDAD	250.000
Intereses	250.000
Intereses internos	250.000
Intereses por depósitos	250.000
TRANSFERENCIAS CORRIENTES	16.874.000
Transferencias corrientes del sector público	16.874.000
Transferencias corrientes internas recibidas del sector público	16.874.000
De los entes descentralizados financieros bancarios	16.874.000
INGRESOS CORRIENTES EXTRAORDINARIOS	5.000.000
INGRESOS POR OPERACIONES DIVERSAS	5.000.000
Otros ingresos extraordinarios	5.000.000
INGRESOS DE CAPITAL	**320.000**
RECURSOS PROPIOS DE CAPITAL	320.000
Incremento de la depreciación y amortización acumuladas	320.000
FUENTES DE FINANCIAMIENTO	**380.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	380.000
Disminución de otros activos financieros	380.000
Disminución de disponibilidades	380.000
Disminución de bancos	380.000
TOTAL RECURSOS	**22.824.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**20.991.179**
GASTOS DE CONSUMO	14.942.128
Remuneraciones	10.914.198
Sueldos, salarios y otras retribuciones	3.536.212
Beneficios y complementos de sueldos y salarios	2.969.715
Aportes patronales	435.932
Prestaciones sociales y otras indemnizaciones	649.904
Asistencia socioeconómica	3.322.435
Compra de bienes y servicios	3.146.580
Bienes de consumo	1.044.597
Servicios no personales	2.101.983
Impuestos indirectos	561.350
Depreciación y amortización	320.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.049.051
Al sector privado	6.049.051
Donaciones corrientes al sector privado	6.049.051
Donaciones a personas	2.840.000
Donaciones a instituciones sin fines de lucro	3.209.051
GASTOS DE CAPITAL	**1.452.821**
INVERSIÓN REAL DIRECTA	1.452.821
Formación bruta de capital fijo	1.452.821
Maquinaria, equipos y otros bienes muebles	1.452.821
APLICACIONES FINANCIERAS	**380.000**
DISMINUCIÓN DE PASIVOS	380.000
Disminución de cuentas y efectos por pagar	380.000
Disminución de cuentas y efectos por pagar a corto plazo	380.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	250.000
Disminución cuentas por pagar a proveedores a corto plazo	130.000
TOTAL GASTOS	**22.824.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122714	Fortalecimiento y Promoción de la Economía Popular Productiva de Bienes Culturales con Vocación Exportadora	Persona	580	420	1.000				15.901.114	15.901.114
TOTAL									**15.901.114**	**15.901.114**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras				4.316.795	4.316.795
02	Gestión administrativa	950.000			1.416.091	2.366.091
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres				240.000	240.000
TOTAL		**950.000**			**5.972.886**	**6.922.886**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**			**6**	**1.222.107**		**1.222.107**
Alto Nivel y de Dirección	1			1	310.371		310.371
Directivo	1			1	216.840		216.840
Profesional y Técnico	4			4	694.896		694.896
Personal Contratado	**8**	**6**		**14**	**1.574.277**		**1.574.277**
Profesional y Técnico	3	2		5	579.317		579.317
Personal Administrativo	5	4		9	994.960		994.960
TOTAL	**14**	**6**		**20**	**2.796.384**		**2.796.384**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	10.914.198
4.02	Materiales, suministros y mercancías	1.044.597
4.03	Servicios no personales	2.663.333
4.04	Activos reales	1.452.821
4.07	Transferencias y donaciones	6.049.051
4.08	Otros gastos	320.000
4.11	Disminución de pasivos	380.000
	TOTAL	**22.824.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**22.124.000**
INGRESOS CORRIENTES ORDINARIOS	17.124.000
INGRESOS DE LA PROPIEDAD	250.000
Intereses	250.000
Intereses internos	250.000
Intereses por depósitos	250.000
TRANSFERENCIAS CORRIENTES	16.874.000
Transferencias corrientes del sector público	16.874.000
Transferencias corrientes internas recibidas del sector público	16.874.000
De los entes descentralizados financieros bancarios	16.874.000
Banco de Comercio Exterior, C.A. (BANCOEX)	16.874.000
INGRESOS CORRIENTES EXTRAORDINARIOS	5.000.000
INGRESOS POR OPERACIONES DIVERSAS	5.000.000
Otros ingresos extraordinarios	5.000.000
1.2 GASTOS CORRIENTES	**20.991.179**
GASTOS DE CONSUMO	14.942.128
Remuneraciones	10.914.198
Sueldos, salarios y otras retribuciones	3.536.212
Beneficios y complementos de sueldos y salarios	2.969.715
Aportes patronales	435.932
Prestaciones sociales y otras indemnizaciones	649.904
Asistencia socioeconómica	3.322.435
Compra de bienes y servicios	3.146.580
Bienes de consumo	1.044.597
Servicios no personales	2.101.983
Impuestos indirectos	561.350
Depreciación y amortización	320.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.049.051
Al sector privado	6.049.051

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector privado	6.049.051
Donaciones a personas	2.840.000
Donaciones a instituciones sin fines de lucro	3.209.051
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.132.821**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.452.821**
RECURSOS PROPIOS DE CAPITAL	1.452.821
Ahorro en cuenta corriente	1.132.821
Incremento de la depreciación y amortización acumuladas	320.000
2.2 GASTOS DE CAPITAL	**1.452.821**
INVERSIÓN REAL DIRECTA	1.452.821
Formación bruta de capital fijo	1.452.821
Maquinaria, equipos y otros bienes muebles	1.452.821
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**380.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	380.000
Disminución de otros activos financieros	380.000
Disminución de disponibilidades	380.000
Disminución de bancos	380.000
3.2 APLICACIONES FINANCIERAS	**380.000**
DISMINUCIÓN DE PASIVOS	380.000
Disminución de cuentas y efectos por pagar	380.000
Disminución de cuentas y efectos por pagar a corto plazo	380.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	250.000
Disminución cuentas por pagar a proveedores a corto plazo	130.000

A0828

Servicio Autónomo de la Propiedad Intelectual (SAPI)

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (SAPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo de la Propiedad Intelectual (SAPI), tiene como visión que en su relación con la Institución, los ciudadanos y ciudadanas tengan acceso democrático a la información sobre propiedad intelectual, así como a los servicios de registro de marcas, patentes y derecho de autor.

Para el Ejercicio Fiscal 2014, busca apuntalar hacia la mayor eficiencia y eficacia de los trámites que realizan los usuarios y usuarias mediante el desarrollo e implantación de herramientas tecnológicas; por otra parte pretende potenciar, tanto los aspectos productivos como los aspectos organizativos, la economía comunal a través de la trasmisión de la información sobre la ventaja del uso de las marcas colectivas como alternativa que contribuye al desarrollo del sistema económico socialista. Para tal fin, tiene programado el desarrollo de los siguientes proyectos institucionales:

- Satisfacer con mayor eficacia los requerimientos de los usuarios y usuarias, a través del fortalecimiento de la plataforma tecnológica.
- Impulsar el registro y uso de Marcas Colectivas como alternativa que contribuye al desarrollo del sistema económico socialista.

En tal sentido, se espera que los proyectos presentados contribuyan, por un lado a dar cumplimiento a los lineamientos del Gobierno electrónico, y por otro lado, apuntalar el sistema económico comunal.

El presupuesto del SAPI asciende a Bs. 77.660.060, correspondiendo Bs. 6.503.974 a los proyectos y Bs. 71.156.086 para las acciones centralizadas, el mismo será financiado con ingresos propios que provienen de los servicios que brinda, en cuando a los trámites y registro de marcas, patentes, derecho de autor.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**76.959.320**
INGRESOS CORRIENTES ORDINARIOS	76.959.320
INGRESOS NO TRIBUTARIOS	62.408.877
Tasas	62.408.877
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	14.550.443
Venta de otros bienes y servicios	14.550.443
INGRESOS DE CAPITAL	**700.740**
RECURSOS PROPIOS DE CAPITAL	700.740
Incremento de la depreciación y amortización acumuladas	700.740
TOTAL RECURSOS	**77.660.060**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**73.905.260**
GASTOS DE CONSUMO	73.605.260
Remuneraciones	60.019.251
Sueldos, salarios y otras retribuciones	10.007.175
Beneficios y complementos de sueldos y salarios	28.353.407
Aportes patronales	2.809.831
Prestaciones sociales y otras indemnizaciones	6.517.214
Asistencia socioeconómica	12.262.892
Otros gastos de personal	68.732
Compra de bienes y servicios	11.191.778
Bienes de consumo	2.703.704
Servicios no personales	8.488.074
Impuestos indirectos	1.693.491
Depreciación y amortización	700.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Donaciones corrientes al sector privado	300.000
Donaciones a personas	150.000
Donaciones corrientes a Consejos Comunales	150.000
GASTOS DE CAPITAL	**3.384.800**
INVERSIÓN REAL DIRECTA	3.384.800
Formación bruta de capital fijo	3.384.800
Maquinaria, equipos y otros bienes muebles	3.184.800
Construcciones de bienes de dominio privado	200.000
APLICACIONES FINANCIERAS	**370.000**
DISMINUCIÓN DE PASIVOS	370.000
Disminución de cuentas y efectos por pagar	370.000
Disminución de cuentas y efectos por pagar a corto plazo	370.000
Disminución de aportes patronales y retenciones laborales por pagar	370.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por, pagar al seguro vida, accidentes personales, hospitalización cirugía, maternidad (HCM) y gastos funerarios	370.000
TOTAL GASTOS	**77.660.060**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122879	Satisfacer con mayor eficacia los requerimientos de los usuarios y usuarias, a través del fortalecimiento de la plataforma tecnológica.	Plataforma Tecnológica			1	3.767.680				3.767.680
122880	Impulso al registro y uso de Marcas Colectivas como alternativa que contribuye al desarrollo del sistema económico socialista.	Registro			12	2.736.294				2.736.294
	TOTAL					**6.503.974**				**6.503.974**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	60.609.150				60.609.150
02	Gestión administrativa	10.546.936				10.546.936
	TOTAL	**71.156.086**				**71.156.086**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**45**	**40**	**79**	**164**	**5.466.376**	**779.768**	**6.246.144**
Alto Nivel y de Dirección	1			1	37.477		37.477
Directivo	4	6	3	13	442.705		442.705
Profesional y Técnico	18	8	53	79	2.662.489	275.767	2.938.256
Personal Administrativo	14	10	22	46	1.356.275	108.213	1.464.488
Obrero	8	16	1	25	967.430	395.788	1.363.218
Personal Contratado	**51**	**46**		**97**	**4.470.359**		**4.470.359**
Profesional y Técnico	26	18		44	2.740.912		2.740.912
Personal Administrativo	23	16		39	1.275.390		1.275.390
Obrero	2	12		14	454.057		454.057
TOTAL	**96**	**86**	**79**	**261**	**9.936.735**	**779.768**	**10.716.503**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	60.019.251
4.02	Materiales, suministros y mercancías	2.703.704
4.03	Servicios no personales	10.181.565
4.04	Activos reales	3.384.800
4.07	Transferencias y donaciones	300.000
4.08	Otros gastos	700.740
4.11	Disminución de pasivos	370.000
	TOTAL	**77.660.060**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**76.959.320**
INGRESOS CORRIENTES ORDINARIOS	76.959.320
INGRESOS NO TRIBUTARIOS	62.408.877
Tasas	62.408.877
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	14.550.443
Venta de otros bienes y servicios	14.550.443
1.2 GASTOS CORRIENTES	**73.905.260**
GASTOS DE CONSUMO	73.605.260
Remuneraciones	60.019.251
Sueldos, salarios y otras retribuciones	10.007.175
Beneficios y complementos de sueldos y salarios	28.353.407
Aportes patronales	2.809.831
Prestaciones sociales y otras indemnizaciones	6.517.214
Asistencia socioeconómica	12.262.892
Otros gastos de personal	68.732
Compra de bienes y servicios	11.191.778
Bienes de consumo	2.703.704
Servicios no personales	8.488.074
Impuestos indirectos	1.693.491
Depreciación y amortización	700.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Donaciones corrientes al sector privado	300.000
Donaciones a personas	150.000
Donaciones corrientes a Consejos Comunales	150.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.054.060**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.754.800**
RECURSOS PROPIOS DE CAPITAL	3.754.800
Ahorro en cuenta corriente	3.054.060
Incremento de la depreciación y amortización acumuladas	700.740
2.2 GASTOS DE CAPITAL	**3.384.800**
INVERSIÓN REAL DIRECTA	3.384.800
Formación bruta de capital fijo	3.384.800
Maquinaria, equipos y otros bienes muebles	3.184.800
Construcciones de bienes de dominio privado	200.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**370.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**370.000**
SUPERÁVIT FINANCIERO	370.000
3.2 APLICACIONES FINANCIERAS	**370.000**
DISMINUCIÓN DE PASIVOS	370.000
Disminución de cuentas y efectos por pagar	370.000
Disminución de cuentas y efectos por pagar a corto plazo	370.000
Disminución de aportes patronales y retenciones laborales por pagar	370.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	370.000

A1344

Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)

INSTITUTO PARA LA DEFENSA DE LAS PERSONAS EN EL ACCESO A BIENES Y SERVICIOS (INDEPABIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Ente adscrito al Ministerio del Poder Popular para el Comercio, que tiene como función la defensa y protección de los derechos e intereses individuales y colectivos en el acceso de las personas a los bienes y servicios; estableciendo los ilícitos administrativos, sus procedimientos y sanciones; así como, delitos y su penalización. Igualmente, busca incentivar la participación activa y protagónica de los ciudadanos y las comunidades, a través de los "Comités de Contraloría Social para el Abastecimiento", con el objeto fundamental de resguardar la paz social, la justicia, el derecho a la vida y la salud del pueblo Venezolano.

Cabe destacar, que las acciones a ejecutar por el Instituto se encuentran enmarcadas dentro del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y en concordancia con la Ley para la Defensa de las Personas en el Acceso a los Bienes y Servicios.

En el marco de las políticas institucionales anteriormente descritas, el instituto tiene previsto desarrollar el proyecto "INDEPABIS Vanguardia Socialista", creando un conjunto de acciones orientadas a la formación y capacitación de las personas naturales y jurídicas, en el acceso de los bienes y servicios.

El Presupuesto de Gastos para el ejercicio económico-financiero 2014 del INDEPABIS, asciende a Bs. 73.609.418, el cual será financiado con transferencias del Ministerio del Poder Popular para el Comercio.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**73.609.418**
INGRESOS CORRIENTES ORDINARIOS	73.609.418
TRANSFERENCIAS CORRIENTES	73.609.418
Transferencias corrientes del sector público	73.609.418
Transferencias corrientes internas recibidas del sector público	73.609.418
De la República	73.609.418
TOTAL RECURSOS	**73.609.418**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**72.354.594**
GASTOS DE CONSUMO	72.354.594
Remuneraciones	66.177.136
Sueldos, salarios y otras retribuciones	16.094.686
Beneficios y complementos de sueldos y salarios	26.419.013
Aportes patronales	1.778.271
Prestaciones sociales y otras indemnizaciones	3.395.617
Asistencia socioeconómica	18.489.549
Compra de bienes y servicios	5.507.105
Bienes de consumo	1.420.184
Servicios no personales	4.086.921
Impuestos indirectos	670.353
GASTOS DE CAPITAL	**986.000**
INVERSIÓN REAL DIRECTA	986.000
Formación bruta de capital fijo	986.000
Maquinaria, equipos y otros bienes muebles	986.000
APLICACIONES FINANCIERAS	**268.824**
DISMINUCIÓN DE PASIVOS	268.824
Disminución de cuentas y efectos por pagar	268.824
Disminución de cuentas y efectos por pagar a corto plazo	180.444
Disminución de sueldos, salarios y otras remuneraciones por pagar	168.765
Disminución cuentas por pagar a proveedores a corto plazo	11.679
Disminución de cuentas y efectos por pagar a mediano y largo plazo	88.380
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	88.380
TOTAL GASTOS	**73.609.418**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121375	Indepabis Vanguardia Socialista Fase II	Persona	12.000	12.000	24.000		1.840.236			1.840.236
	TOTAL						**1.840.236**			**1.840.236**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		66.248.476			66.248.476
02	Gestión administrativa		5.520.706			5.520.706
	TOTAL		**71.769.182**			**71.769.182**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**96**	**117**	**269**	**482**	**8.433.684**	**20.043**	**8.453.727**
Alto Nivel y de Dirección		1		1	25.676		25.676
Directivo	6	3		9	426.141		426.141
Profesional y Técnico	31	40	269	340	3.206.939	8.155	3.215.094
Personal Administrativo	52	45		97	4.380.701		4.380.701
Obrero	7	28		35	394.227	11.888	406.115
Personal Contratado	**251**	**233**		**484**	**7.661.002**		**7.661.002**
Profesional y Técnico	251	233		484	7.661.002		7.661.002
TOTAL	**347**	**350**	**269**	**966**	**16.094.686**	**20.043**	**16.114.729**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	66.177.136
4.02	Materiales, suministros y mercancías	1.420.184
4.03	Servicios no personales	4.757.274
4.04	Activos reales	986.000
4.11	Disminución de pasivos	268.824
	TOTAL	**73.609.418**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**73.609.418**
INGRESOS CORRIENTES ORDINARIOS	73.609.418
TRANSFERENCIAS CORRIENTES	73.609.418
Transferencias corrientes del sector público	73.609.418
Transferencias corrientes internas recibidas del sector público	73.609.418
De la República	73.609.418
Ministerio del Poder Popular para el Comercio	73.609.418
Recursos Ordinarios	73.609.418
1.2 GASTOS CORRIENTES	**72.354.594**
GASTOS DE CONSUMO	72.354.594
Remuneraciones	66.177.136
Sueldos, salarios y otras retribuciones	16.094.686
Beneficios y complementos de sueldos y salarios	26.419.013
Aportes patronales	1.778.271
Prestaciones sociales y otras indemnizaciones	3.395.617
Asistencia socioeconómica	18.489.549
Compra de bienes y servicios	5.507.105
Bienes de consumo	1.420.184
Servicios no personales	4.086.921
Impuestos indirectos	670.353
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.254.824**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.254.824**
RECURSOS PROPIOS DE CAPITAL	1.254.824
Ahorro en cuenta corriente	1.254.824

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**986.000**
INVERSIÓN REAL DIRECTA	986.000
Formación bruta de capital fijo	986.000
Maquinaria, equipos y otros bienes muebles	986.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**268.824**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**268.824**
SUPERÁVIT FINANCIERO	268.824
3.2 APLICACIONES FINANCIERAS	**268.824**
DISMINUCIÓN DE PASIVOS	268.824
Disminución de cuentas y efectos por pagar	268.824
Disminución de cuentas y efectos por pagar a corto plazo	180.444
Disminución de sueldos, salarios y otras remuneraciones por pagar	168.765
Disminución cuentas por pagar a proveedores a corto plazo	11.679
Disminución de cuentas y efectos por pagar a mediano y largo plazo	88.380
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	88.380

REPÚBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2014

Título III

Tomo III

54

Ministerio del Poder Popular para la Salud

Ministerio del Poder Popular para la Salud

A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)

A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)

A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)

A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)

A0181 Servicio Autónomo Instituto de Biomedicina

A0306 Fundación "José Félix Ribas" (FUNDARIBAS)

A0445 Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"

A0446 Fundación Misión Barrio Adentro

A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)

A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)

A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)

A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)

A1602 Fundación Misión Niño Jesús

A0025

Instituto Autónomo Hospital Universitario de Caracas (HUC)

INSTITUTO AUTÓNOMO HOSPITAL UNIVERSITARIO DE CARACAS (HUC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Autónomo Hospital Universitario de Caracas, es una Institución de salud que abarca los tres niveles de prestación de servicios asistenciales. Tiene una capacidad para 1.200 camas de hospitalización, es centro de referencia en todo el país y algunas naciones vecinas, principalmente para cirugía cardiovascular y neurocirugía. Es una Institución para pre y postgrado de la Facultad de Medicina de la Universidad Central de Venezuela, siendo sede de 35 cursos de Especialización Clínica.

Dentro de la complejidad creciente de la medicina actual, el Hospital Universitario de Caracas mantiene un ritmo constante de progreso, de forma tal que nuestro país puede contar con un centro que sin distingo de la situación económica y social de los pacientes, puede ofrecerles todo lo que la medicina de hoy día puede aportar al hombre enfermo, partiendo del principio de que la salud es un derecho fundamental.

Se espera que para el 2.014 se puedan atender de forma oportuna y totalmente gratuita un total de 274.095 pacientes a través de los diferentes servicios médicos que conforman este centro hospitalario, garantizándole la realización de estudios especializados tales como: resonancias magnéticas, tomografías, ultrasonidos, laboratorios, radiologías y otros, con equipos poseedores de la más alta tecnología actual.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.140.824.933**
INGRESOS CORRIENTES ORDINARIOS	1.140.824.933
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	843.845
Venta de otros bienes y servicios	843.845
TRANSFERENCIAS CORRIENTES	1.139.981.088
Transferencias corrientes del sector público	1.139.981.088
Transferencias corrientes internas recibidas del sector público	1.139.981.088
De la República	1.139.981.088
FUENTES DE FINANCIAMIENTO	**16.216.065**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	16.216.065
Disminución de otros activos financieros	16.216.065
Disminución de disponibilidades	16.216.065
Disminución de caja	31.513
Disminución de bancos	16.184.552
TOTAL RECURSOS	**1.157.040.998**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.115.803.561**
GASTOS DE CONSUMO	998.365.422
Remuneraciones	583.825.841
Sueldos, salarios y otras retribuciones	206.616.720
Beneficios y complementos de sueldos y salarios	287.880.950
Aportes patronales	22.444.688
Prestaciones sociales y otras indemnizaciones	32.564.906
Asistencia socioeconómica	34.318.577
Compra de bienes y servicios	414.539.581
Bienes de consumo	366.234.605
Servicios no personales	48.304.976
TRANSFERENCIAS Y DONACIONES CORRIENTES	117.438.139
Al sector privado	117.438.139
Transferencias corrientes al sector privado	116.488.139
Directas a personas	116.378.078
Pensiones y otros beneficios asociados	7.333.780
Jubilaciones y otros beneficios asociados	108.707.298
Otras transferencias directas a personas	337.000
A instituciones sin fines de lucro	110.061
Donaciones corrientes al sector privado	950.000
Donaciones a personas	950.000
GASTOS DE CAPITAL	**25.021.372**
INVERSIÓN REAL DIRECTA	25.021.372
Formación bruta de capital fijo	25.021.372
Maquinaria, equipos y otros bienes muebles	25.021.372
APLICACIONES FINANCIERAS	**16.216.065**
DISMINUCIÓN DE PASIVOS	16.216.065
Disminución de cuentas y efectos por pagar	16.216.065
Disminución de cuentas y efectos por pagar a corto plazo	16.216.065
Disminución de aportes patronales y retenciones laborales por pagar	7.623.172

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	7.623.172
Disminución cuentas por pagar a proveedores a corto plazo	8.592.893
TOTAL GASTOS	**1.157.040.998**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121998	Atención integral, oportuna y gratuita al paciente que ingresa a los diferentes servicios médicos del Hospital	paciente	166.320	107.775	274.095	843.845	797.986.760			798.830.605
TOTAL						**843.845**	**797.986.760**			**798.830.605**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		175.204.628			175.204.628
02	Gestión administrativa	16.216.065	50.748.622			66.964.687
03	Previsión y protección social		116.041.078			116.041.078
TOTAL		**16.216.065**	**341.994.328**			**358.210.393**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.540**	**2.144**	**1.540**	**7.224**	**155.196.542**	**38.906.310**	**194.102.852**
Directivo	2	10		12	529.314		529.314
Profesional y Técnico	913	488	732	2.133	44.694.712	13.347.926	58.042.638
Personal Administrativo	283	153	228	664	12.263.908	7.187.345	19.451.253
Personal Médico	331	176	268	775	29.883.830		29.883.830
Obrero	2.011	1.317	312	3.640	67.824.778	18.371.039	86.195.817
Personal Contratado	**382**	**277**		**659**	**19.609.784**		**19.609.784**
Profesional y Técnico	382	277		659	19.609.784		19.609.784
TOTAL	**3.922**	**2.421**	**1.540**	**7.883**	**174.806.326**	**38.906.310**	**213.712.636**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**118**	**52**	**170**	**7.333.780**
Obreros	56	24	80	3.451.212
Empleados	62	28	90	3.882.568
Jubilados	**1.356**	**580**	**1.936**	**108.707.298**
Obreros	834	357	1.191	59.191.302
Empleados	522	223	745	49.515.996
TOTAL	**1.474**	**632**	**2.106**	**116.041.078**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	583.825.841
4.02	Materiales, suministros y mercancías	366.234.605
4.03	Servicios no personales	48.304.976
4.04	Activos reales	25.021.372
4.07	Transferencias y donaciones	117.438.139
4.11	Disminución de pasivos	16.216.065
	TOTAL	**1.157.040.998**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.140.824.933**
INGRESOS CORRIENTES ORDINARIOS	1.140.824.933
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	843.845
Venta de otros bienes y servicios	843.845
TRANSFERENCIAS CORRIENTES	1.139.981.088
Transferencias corrientes del sector público	1.139.981.088
Transferencias corrientes internas recibidas del sector público	1.139.981.088
De la República	1.139.981.088
Recursos Ordinarios	976.706.240
Gestión Fiscal	163.274.848
1.2 GASTOS CORRIENTES	**1.115.803.561**
GASTOS DE CONSUMO	998.365.422
Remuneraciones	583.825.841
Sueldos, salarios y otras retribuciones	206.616.720
Beneficios y complementos de sueldos y salarios	287.880.950
Aportes patronales	22.444.688
Prestaciones sociales y otras indemnizaciones	32.564.906
Asistencia socioeconómica	34.318.577
Compra de bienes y servicios	414.539.581
Bienes de consumo	366.234.605
Servicios no personales	48.304.976
TRANSFERENCIAS Y DONACIONES CORRIENTES	117.438.139
Al sector privado	117.438.139
Transferencias corrientes al sector privado	116.488.139
Directas a personas	116.378.078
Pensiones y otros beneficios asociados	7.333.780
Jubilaciones y otros beneficios asociados	108.707.298
Otras transferencias directas a personas	337.000
A instituciones sin fines de lucro	110.061
Donaciones corrientes al sector privado	950.000
Donaciones a personas	950.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**25.021.372**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**25.021.372**
RECURSOS PROPIOS DE CAPITAL	25.021.372
Ahorro en cuenta corriente	25.021.372
2.2 GASTOS DE CAPITAL	**25.021.372**
INVERSIÓN REAL DIRECTA	25.021.372
Formación bruta de capital fijo	25.021.372
Maquinaria, equipos y otros bienes muebles	25.021.372
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**16.216.065**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	16.216.065
Disminución de otros activos financieros	16.216.065
Disminución de disponibilidades	16.216.065
Disminución de caja	31.513
Disminución de bancos	16.184.552
3.2 APLICACIONES FINANCIERAS	**16.216.065**
DISMINUCIÓN DE PASIVOS	16.216.065
Disminución de cuentas y efectos por pagar	16.216.065
Disminución de cuentas y efectos por pagar a corto plazo	16.216.065
Disminución de aportes patronales y retenciones laborales por pagar	7.623.172
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	7.623.172
Disminución cuentas por pagar a proveedores a corto plazo	8.592.893

A0061

Instituto Nacional de Higiene "Rafael Rangel" (INHRR)

INSTITUTO NACIONAL DE HIGIENE "RAFAEL RANGEL" (INHRR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En el año 2014, el Instituto tiene en sus planes presente y futuros, fortalecer el crecimiento de sus cuatro líneas de acción: producción de vacunas e insumos relacionados, servicios de diagnóstico y/o seguimiento de enfermedades trasmisibles, vigilancia sanitaria de productos de uso y consumo humano y formación de profesionales en salud, para minimizar los factores de riesgo que afecta la salud de nuestra población, a través de:

- La ejecución de los proyectos:
    - Vigilancia sanitaria de productos de uso y consumo humano con fines de registro y control sanitario.
    - Diagnóstico y vigilancia epidemiológica de enfermedades transmisibles.
    - Formación y capacitación del recurso humano especializado.
    - Producción en la Planta de Vacunas con lotes de consistencia de productos establecidos, garantizando la disponibilidad a corto plazo de rubros adicionales requeridos en la producción de inmunobiológicos.

- Transferencia de tecnología, conocimiento y dotación de reactivos a los centros integrados en la Red de Laboratorio de Diagnóstico de Salud Pública a nivel nacional para el diagnóstico y vigilancia epidemiológica de enfermedades emergentes y reemergentes, así como también, para determinar pacientes con VIH (+).

- Atención gratuita a los pacientes infectados por el Virus de Inmunodeficiencia Humana (VIH), el cual se efectúa a través de las determinaciones de Inmunofenotipaje, carga viral y recientemente con las pruebas de resistencias a los medicamentos antiretrovirales, cuyo costo a nivel de instituciones privadas, son inaccesibles por la mayoría de la población afectada, siendo el Instituto Nacional de Higiene "Rafael Rangel", el único que los ofrece gratuitamente.

- Formación de profesionales universitarios del área de la salud, en micología médica; capacitándolos en la prevención, diagnóstico, tratamiento y seguimiento de la micosis y en vigilancia sanitaria de medicamentos; capacitándolos en coordinación, regulación, evaluación, vigilancia y seguimiento Técnico-Científico del registro y control de medicamentos, de acuerdo a los avances de la ciencia y las normas nacionales e internacionales vigentes a través de los Postgrados de Micología Médica y Vigilancia Sanitaria de Medicamentos, así como también mediante cursos no conducentes a grados académicos tales como: antibioterrorismo ante la amenaza mundial (internacional), buenas prácticas de manufacturas de medicamentos, registro y control de medicamentos (internacional), enfermedades nuevas, emergentes y reemergentes (internacional), teórico- práctico de diagnóstico, vigilancia y control epidemiológico de la leptospirosis, entre otros.

- Vigilancia sanitaria de los productos de uso y consumo humano a fin de proteger y fomentar la salud de la población venezolana, mediante la evaluación integral de vacunas, derivados sanguíneos, biológicos terapéuticos, materiales médicos de origen biológicos, Kits biológicos de diagnósticos; así como, ensayos fisicoquímicos, microbiológicos y toxicológicos de los productos alimenticios, productos farmacéuticos, naturales, paramédicos y cosméticos, que se comercializan en el país con fines de registro y control sanitario, además de los análisis fisicoquímicos al cigarrillo y productos derivados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**449.126.819**
INGRESOS CORRIENTES ORDINARIOS	449.126.819
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	140.726.633
Venta de otros bienes y servicios	140.726.633
INGRESOS DE LA PROPIEDAD	1.000.000
Intereses	1.000.000
Intereses internos	1.000.000
Intereses por depósitos	1.000.000
TRANSFERENCIAS CORRIENTES	307.400.186
Transferencias corrientes del sector público	307.400.186
Transferencias corrientes internas recibidas del sector público	307.400.186
De la República	307.400.186
INGRESOS DE CAPITAL	**28.515.585**
RECURSOS PROPIOS DE CAPITAL	6.578.732
Incremento de la depreciación y amortización acumuladas	6.578.732
TRANSFERENCIAS Y DONACIONES DE CAPITAL	21.936.853
Transferencias y donaciones de capital del sector público	21.936.853
Transferencias de capital recibidas del sector público	21.936.853
De la República	21.936.853
TOTAL RECURSOS	**477.642.404**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**426.901.209**
GASTOS DE CONSUMO	375.631.740
Remuneraciones	253.296.142
Sueldos, salarios y otras retribuciones	36.904.767
Beneficios y complementos de sueldos y salarios	144.884.007
Aportes patronales	9.615.391
Prestaciones sociales y otras indemnizaciones	17.585.003
Asistencia socioeconómica	40.855.722
Otros gastos de personal	3.451.252
Compra de bienes y servicios	115.756.866
Bienes de consumo	68.832.758
Servicios no personales	46.924.108
Depreciación y amortización	6.578.732
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.269.469
Al sector privado	51.269.469
Transferencias corrientes al sector privado	51.269.469
Directas a personas	50.425.947
Pensiones y otros beneficios asociados	6.829.440
Jubilaciones y otros beneficios asociados	43.596.507
Otras transferencias corrientes internas al sector privado	843.522
GASTOS DE CAPITAL	**50.741.195**
INVERSIÓN REAL DIRECTA	50.741.195
Formación bruta de capital fijo	50.741.195
Maquinaria, equipos y otros bienes muebles	16.394.029
Construcciones de bienes de dominio privado	21.471.399
Producción propia (gastos capitalizables)	12.875.767
Remuneraciones	9.000.000
Sueldos, salarios y otras retribuciones	9.000.000
Compra de bienes y servicios	3.875.767
Bienes de consumo	1.519.000
Servicios no personales	2.356.767
TOTAL GASTOS	**477.642.404**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121910	Vigilancia sanitaria de productos de uso y consumo humano con fines de registro y control sanitario.	análisis			746.055	21.029.118	69.455.035			90.484.153
121918	Diagnóstico y vigilancia epidemiológica de enfermedades transmisibles.	examen			1.400.000	25.500.826	67.943.192			93.444.018
122030	Formación y capacitación del recurso humano especializado.	participante			706	6.270.408	5.860.702			12.131.110
122103	Producción en la Planta de Vacunas con lotes de consistencia de productos establecidos, garantizando la disponibilidad a corto plazo de rubros adicionales requeridos en la producción de inmunobiológicos.	dosis			15.320.000	16.013.593	87.276.997			103.290.590
TOTAL						68.813.945	230.535.926			299.349.871

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	72.912.688	443.525			73.356.213
02	Gestión administrativa	6.578.732	47.931.641			54.510.373
03	Previsión y protección social		50.425.947			50.425.947
TOTAL		79.491.420	98.801.113			178.292.533

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**602**	**208**		**810**	**30.000.011**	**16.578.548**	**46.578.559**
Alto Nivel y de Dirección	2	3		5	163.800	138.000	301.800
Directivo	7	7		14	1.409.494	917.990	2.327.484
Profesional y Técnico	390	59		449	16.426.971	10.099.794	26.526.765
Personal Administrativo	123	20		143	5.231.752	3.216.638	8.448.390
Personal Médico	27	7		34	1.236.506	665.776	1.902.282
Obrero	53	112		165	5.531.488	1.540.350	7.071.838
Personal Contratado	**55**	**50**		**105**	**5.933.048**		**5.933.048**
Profesional y Técnico	55	50		105	5.933.048		5.933.048
TOTAL	657	258		915	35.933.059	16.578.548	52.511.607

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**29**	**9**	**38**	**6.829.440**
Obreros	20	5	25	4.493.052
Empleados	9	4	13	2.336.388
Jubilados	**179**	**67**	**246**	**43.596.507**
Obreros	21	24	45	7.974.970
Empleados	158	43	201	35.621.537
TOTAL	208	76	284	50.425.947

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	262.296.142
4.02	Materiales, suministros y mercancías	70.351.758
4.03	Servicios no personales	49.280.875
4.04	Activos reales	37.865.428
4.07	Transferencias y donaciones	51.269.469
4.08	Otros gastos	6.578.732
	TOTAL	**477.642.404**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**449.126.819**
INGRESOS CORRIENTES ORDINARIOS	449.126.819
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	140.726.633
Venta de otros bienes y servicios	140.726.633
INGRESOS DE LA PROPIEDAD	1.000.000
Intereses	1.000.000
Intereses internos	1.000.000
Intereses por depósitos	1.000.000
TRANSFERENCIAS CORRIENTES	307.400.186
Transferencias corrientes del sector público	307.400.186
Transferencias corrientes internas recibidas del sector público	307.400.186
De la República	307.400.186
Recursos Ordinarios	267.605.007
Gestión Fiscal	39.795.179
1.2 GASTOS CORRIENTES	**426.901.209**
GASTOS DE CONSUMO	375.631.740
Remuneraciones	253.296.142
Sueldos, salarios y otras retribuciones	36.904.767
Beneficios y complementos de sueldos y salarios	144.884.007
Aportes patronales	9.615.391
Prestaciones sociales y otras indemnizaciones	17.585.003
Asistencia socioeconómica	40.855.722
Otros gastos de personal	3.451.252
Compra de bienes y servicios	115.756.866
Bienes de consumo	68.832.758
Servicios no personales	46.924.108
Depreciación y amortización	6.578.732
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.269.469
Al sector privado	51.269.469
Transferencias corrientes al sector privado	51.269.469
Directas a personas	50.425.947

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Pensiones y otros beneficios asociados	6.829.440
Jubilaciones y otros beneficios asociados	43.596.507
Otras transferencias corrientes internas al sector privado	843.522
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**22.225.610**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**50.741.195**
RECURSOS PROPIOS DE CAPITAL	28.804.342
Ahorro en cuenta corriente	22.225.610
Incremento de la depreciación y amortización acumuladas	6.578.732
TRANSFERENCIAS Y DONACIONES DE CAPITAL	21.936.853
Transferencias y donaciones de capital del sector público	21.936.853
Transferencias de capital recibidas del sector público	21.936.853
De la República	21.936.853
Recursos Ordinarios	16.936.853
Gestión Fiscal	5.000.000
2.2 GASTOS DE CAPITAL	**50.741.195**
INVERSIÓN REAL DIRECTA	50.741.195
Formación bruta de capital fijo	50.741.195
Maquinaria, equipos y otros bienes muebles	16.394.029
Construcciones de bienes de dominio privado	21.471.399
Producción propia (gastos capitalizables)	12.875.767
Remuneraciones	9.000.000
Sueldos, salarios y otras retribuciones	9.000.000
Compra de bienes y servicios	3.875.767
Bienes de consumo	1.519.000
Servicios no personales	2.356.767
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0119

Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)

SERVICIO AUTÓNOMO SERVICIO DE ELABORACIONES FARMACÉUTICAS (SEFAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR), es una institución cuyo objetivo es el suministro y producción de medicamentos e insumos para el Sistema Público Nacional de Salud (SPNS). Como Servicio Autónomo adscrito al Ministerio del Poder Popular para la Salud, tiene la misión de garantizar el acceso a medicamentos esenciales de alta calidad, suministrados bajo el esquema de racionalidad terapéutica, a los pacientes atendidos en el Sistema Público Nacional de Salud (SPNS) y el abastecimiento de insumos al más bajo costo.

Para el año 2014, tiene previsto ejecutar el proyecto "Producción de medicamentos genéricos para la Población Venezolana", el cual busca satisfacer la demanda de medicamentos genéricos a través de la producción de productos que cubren patologías clasificadas como emergentes y de alto impacto social a la población.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**164.940.139**
INGRESOS CORRIENTES ORDINARIOS	164.940.139
TRANSFERENCIAS CORRIENTES	164.940.139
Transferencias corrientes del sector público	164.940.139
Transferencias corrientes internas recibidas del sector público	164.940.139
De la República	164.940.139
INGRESOS DE CAPITAL	**13.250.778**
RECURSOS PROPIOS DE CAPITAL	13.250.778
Incremento de la depreciación y amortización acumuladas	13.250.778
FUENTES DE FINANCIAMIENTO	**94.800.649**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	94.800.649
Disminución de otros activos financieros	94.800.649
Disminución de disponibilidades	94.800.649
Disminución de bancos	94.800.649
TOTAL RECURSOS	**272.991.566**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**247.094.094**
GASTOS DE CONSUMO	245.407.849
Remuneraciones	152.789.248
Sueldos, salarios y otras retribuciones	37.891.508
Beneficios y complementos de sueldos y salarios	60.345.619
Aportes patronales	6.579.513
Prestaciones sociales y otras indemnizaciones	16.010.404
Asistencia socioeconómica	10.772.171
Otros gastos de personal	21.190.033
Compra de bienes y servicios	79.367.823
Bienes de consumo	38.634.945
Servicios no personales	40.732.878
Depreciación y amortización	13.250.778
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.686.245
Al sector privado	1.686.245
Transferencias corrientes al sector privado	786.245
Directas a personas	786.245
Jubilaciones y otros beneficios asociados	786.245
Donaciones corrientes al sector privado	900.000
Donaciones a instituciones sin fines de lucro	900.000
GASTOS DE CAPITAL	**25.897.472**
INVERSIÓN REAL DIRECTA	25.897.472
Formación bruta de capital fijo	25.897.472
Edificios e instalaciones	4.350.000
Maquinaria, equipos y otros bienes muebles	21.547.472
TOTAL GASTOS	**272.991.566**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122632	Producción de medicamentos genéricos para la Población Venezolana.	unidad			18.730.000		115.458.095			115.458.095
TOTAL							**115.458.095**			**115.458.095**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	68.899.202	25.341.555			94.240.757
02	Gestión administrativa	39.152.225	23.354.244			62.506.469
03	Previsión y protección social		786.245			786.245
TOTAL		**108.051.427**	**49.482.044**			**157.533.471**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**82**	**105**		**187**	**18.221.020**	**1.056.542**	**19.277.562**
Alto Nivel y de Dirección		1		1	100.000	7.800	107.800
Directivo	3			3	8.589.248	160.200	8.749.448
Profesional y Técnico	19	12		31	2.692.233	241.258	2.933.491
Personal Administrativo	9	5		14	1.449.663	108.956	1.558.619
Obrero	51	87		138	5.389.876	538.328	5.928.204
Personal Contratado	**240**	**211**		**451**	**19.670.488**		**19.670.488**
Profesional y Técnico	43	25		68	6.400.841		6.400.841
Personal Administrativo	173	98		271	7.029.639		7.029.639
Obrero	24	88		112	6.240.008		6.240.008
TOTAL	**322**	**316**		**638**	**37.891.508**	**1.056.542**	**38.948.050**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**14**	**2**	**16**	**786.245**
Obreros	4	1	5	393.122
Empleados	10	1	11	393.123
TOTAL	**14**	**2**	**16**	**786.245**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	152.789.248
4.02	Materiales, suministros y mercancías	38.634.945
4.03	Servicios no personales	40.732.878
4.04	Activos reales	25.897.472
4.07	Transferencias y donaciones	1.686.245
4.08	Otros gastos	13.250.778
	TOTAL	**272.991.566**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**164.940.139**
INGRESOS CORRIENTES ORDINARIOS	164.940.139
TRANSFERENCIAS CORRIENTES	164.940.139
Transferencias corrientes del sector público	164.940.139
Transferencias corrientes internas recibidas del sector público	164.940.139
De la República	164.940.139
Recursos Ordinarios	128.312.438
Gestión Fiscal	36.627.701
1.2 GASTOS CORRIENTES	**247.094.094**
GASTOS DE CONSUMO	245.407.849
Remuneraciones	152.789.248
Sueldos, salarios y otras retribuciones	37.891.508
Beneficios y complementos de sueldos y salarios	60.345.619
Aportes patronales	6.579.513
Prestaciones sociales y otras indemnizaciones	16.010.404
Asistencia socioeconómica	10.772.171
Otros gastos de personal	21.190.033
Compra de bienes y servicios	79.367.823
Bienes de consumo	38.634.945
Servicios no personales	40.732.878
Depreciación y amortización	13.250.778
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.686.245
Al sector privado	1.686.245
Transferencias corrientes al sector privado	786.245
Directas a personas	786.245
Jubilaciones y otros beneficios asociados	786.245
Donaciones corrientes al sector privado	900.000
Donaciones a instituciones sin fines de lucro	900.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(82.153.955)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(68.903.177)**
RECURSOS PROPIOS DE CAPITAL	(68.903.177)
Desahorro en cuenta corriente	(82.153.955)
Incremento de la depreciación y amortización acumuladas	13.250.778
2.2 GASTOS DE CAPITAL	**25.897.472**
INVERSIÓN REAL DIRECTA	25.897.472
Formación bruta de capital fijo	25.897.472
Edificios e instalaciones	4.350.000
Maquinaria, equipos y otros bienes muebles	21.547.472
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(94.800.649)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**94.800.649**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	94.800.649
Disminución de otros activos financieros	94.800.649
Disminución de disponibilidades	94.800.649
Disminución de bancos	94.800.649
3.2 APLICACIONES FINANCIERAS	**94.800.649**
DÉFICIT FINANCIERO	94.800.649

A0153

Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)

SERVICIO AUTÓNOMO HOSPITAL UNIVERSITARIO DE MARACAIBO (SAHUM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El objetivo del Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM) es proporcionar servicios de salud a la población del área de influencia y demandante del Hospital, en los aspectos preventivos, curativos, promoción y rehabilitación de los grupos de usuarios, con ayuda de los servicios auxiliares y de apoyo al diagnóstico.

En este sentido, para el año 2014 ejecutará el Proyecto "Atención Integral Oportuna y Gratuita a los Pacientes que acuden a los Servicios Prestados por el SAHUM", el cual tiene como objetivo, incrementar el nivel de atención en las diferentes patologías de los pacientes que acuden al organismo con una meta estimada de 280.000 pacientes.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**916.970.950**
INGRESOS CORRIENTES ORDINARIOS	916.970.950
TRANSFERENCIAS CORRIENTES	916.970.950
Transferencias corrientes del sector público	916.970.950
Transferencias corrientes internas recibidas del sector público	916.970.950
De la República	916.970.950
INGRESOS DE CAPITAL	**10.204.908**
RECURSOS PROPIOS DE CAPITAL	10.204.908
Incremento de la depreciación y amortización acumuladas	10.204.908
TOTAL RECURSOS	**927.175.858**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**825.126.781**
GASTOS DE CONSUMO	825.126.781
Remuneraciones	469.614.225
Sueldos, salarios y otras retribuciones	219.949.553
Beneficios y complementos de sueldos y salarios	155.849.868
Aportes patronales	2.323.618
Prestaciones sociales y otras indemnizaciones	36.423.665
Asistencia socioeconómica	4.436.785
Otros gastos de personal	50.630.736
Compra de bienes y servicios	345.307.648
Bienes de consumo	286.918.804
Servicios no personales	58.388.844
Depreciación y amortización	10.204.908
GASTOS DE CAPITAL	**102.049.077**
INVERSIÓN REAL DIRECTA	102.049.077
Formación bruta de capital fijo	94.901.569
Maquinaria, equipos y otros bienes muebles	94.901.569
Bienes intangibles	7.147.508
TOTAL GASTOS	**927.175.858**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122449	Atención Integral, oportuna y gratuita a los pacientes que acuden a los servicios prestados por el SAHUM.	paciente	180.667	166.768	280.000		641.879.663			641.879.663
	TOTAL						**641.879.663**			**641.879.663**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		140.884.267			140.884.267
02	Gestión administrativa	10.204.908	134.207.020			144.411.928
	TOTAL	**10.204.908**	**275.091.287**			**285.296.195**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.796**	**726**		**2.522**	**103.164.900**	**12.772.855**	**115.937.755**
Directivo	2			2	102.694	11.237	113.931
Profesional y Técnico	535	137		672	34.505.317	3.775.680	38.280.997
Personal Administrativo	129	29		158	8.112.857	887.734	9.000.591
Personal Médico	278	106		384	19.717.324	2.157.532	21.874.856
Obrero	852	454		1.306	40.726.708	5.940.672	46.667.380
Personal Contratado	**1.844**	**1.405**		**3.249**	**98.220.824**		**98.220.824**
Profesional y Técnico	988	389		1.377	38.071.989		38.071.989
Personal Administrativo	23	55		78	2.156.583		2.156.583
Personal Médico	141	348		489	13.520.120		13.520.120
Obrero	692	613		1.305	44.472.132		44.472.132
TOTAL	**3.640**	**2.131**		**5.771**	**201.385.724**	**12.772.855**	**214.158.579**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	469.614.225
4.02	Materiales, suministros y mercancías	286.918.804
4.03	Servicios no personales	58.388.844
4.04	Activos reales	102.049.077
4.08	Otros gastos	10.204.908
	TOTAL	**927.175.858**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**916.970.950**
INGRESOS CORRIENTES ORDINARIOS	916.970.950
TRANSFERENCIAS CORRIENTES	916.970.950
Transferencias corrientes del sector público	916.970.950
Transferencias corrientes internas recibidas del sector público	916.970.950
De la República	916.970.950
Recursos Ordinarios	766.526.296
Gestión Fiscal	150.444.654
1.2 GASTOS CORRIENTES	**825.126.781**
GASTOS DE CONSUMO	825.126.781
Remuneraciones	469.614.225
Sueldos, salarios y otras retribuciones	219.949.553
Beneficios y complementos de sueldos y salarios	155.849.868
Aportes patronales	2.323.618
Prestaciones sociales y otras indemnizaciones	36.423.665
Asistencia socioeconómica	4.436.785
Otros gastos de personal	50.630.736
Compra de bienes y servicios	345.307.648
Bienes de consumo	286.918.804
Servicios no personales	58.388.844
Depreciación y amortización	10.204.908
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**91.844.169**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**102.049.077**
RECURSOS PROPIOS DE CAPITAL	102.049.077
Ahorro en cuenta corriente	91.844.169
Incremento de la depreciación y amortización acumuladas	10.204.908
2.2 GASTOS DE CAPITAL	**102.049.077**
INVERSIÓN REAL DIRECTA	102.049.077
Formación bruta de capital fijo	94.901.569
Maquinaria, equipos y otros bienes muebles	94.901.569
Bienes intangibles	7.147.508
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0181

Servicio Autónomo Instituto de Biomedicina

SERVICIO AUTÓNOMO INSTITUTO DE BIOMEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Considerando que la salud es uno de los derechos sociales fundamentales consagrados en la carta magna, la cual establece que el Sistema Público Nacional de Salud dará prioridad a la promoción de la salud y a la prevención de las enfermedades, garantizando el tratamiento oportuno y rehabilitación de calidad; se destaca la importancia de la permanencia de instituciones que acometan esta estratégica labor y es allí, donde el Servicio Autónomo Instituto de Biomedicina (SAIB) cobra un sentido significativo para el país, con proyección internacional.

Es de hacer notar que este Servicio Autónomo adscrito al Ministerio del Poder Popular para la Salud funciona como centro para la investigación y adiestramiento en lepra y enfermedades tropicales de la Organización Mundial de la Salud (OMS) y es responsable desde el punto de vista normativo y de apoyo logístico, de los servicios de dermatología sanitaria distribuidos a escala nacional.

En este sentido, el SAIB realiza el estudio y control de enfermedades endémicas, desde el punto de vista asistencial y epidemiológico, asociado al desarrollo de la docencia y la investigación científica, enmarcando su acción en las siguientes áreas:

- Enfermedades endémicas (lepra, leishmaniasis, oncosercosis, chagas, micosis, enfermedades gastrointestinales de la infancia, parasitosis, psoriasis, alergias, cáncer de la piel, trastornos pigmentarios, dermatología general y cirugía dermatológica).
- Otros problemas de salud (tuberculosis, dengue y otras enfermedades virales).
- Desarrollo de importantes estudios e investigaciones científicas en áreas de apoyo técnico en salud (epidemiología, sistemas de información en salud, sistemas de información geográfica, gerencia en salud y salud internacional).
- Programas de pregrado y de postgrado (especializaciones, maestría y proyectos de doctorado en ciencias biomédicas).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**39.385.754**
INGRESOS CORRIENTES ORDINARIOS	39.385.754
TRANSFERENCIAS CORRIENTES	39.375.254
Transferencias corrientes del sector público	39.375.254
Transferencias corrientes internas recibidas del sector público	39.375.254
De la República	39.375.254
OTROS INGRESOS	10.500
Otros ingresos ajenos a la operación	10.500
INGRESOS DE CAPITAL	**380.000**
RECURSOS PROPIOS DE CAPITAL	380.000
Incremento de la depreciación y amortización acumuladas	380.000
TOTAL RECURSOS	**39.765.754**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**36.882.679**
GASTOS DE CONSUMO	36.882.679
Remuneraciones	20.165.500
Sueldos, salarios y otras retribuciones	5.813.649
Beneficios y complementos de sueldos y salarios	9.412.578
Aportes patronales	1.467.730
Prestaciones sociales y otras indemnizaciones	2.533.523
Asistencia socioeconómica	938.020
Compra de bienes y servicios	16.337.179
Bienes de consumo	9.767.988
Servicios no personales	6.569.191
Depreciación y amortización	380.000
GASTOS DE CAPITAL	**2.872.575**
INVERSIÓN REAL DIRECTA	2.872.575
Formación bruta de capital fijo	2.872.575
Edificios e instalaciones	848.007
Maquinaria, equipos y otros bienes muebles	2.024.568
APLICACIONES FINANCIERAS	**10.500**
DISMINUCIÓN DE PASIVOS	10.500
Disminución de cuentas y efectos por pagar	10.500
Disminución de cuentas y efectos por pagar a corto plazo	8.500
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.500
Disminución de aportes patronales y retenciones laborales por pagar	1.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	250
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	250

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	250
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	250
Disminución cuentas por pagar a proveedores a corto plazo	5.000
Disminución de otras cuentas y efectos por pagar	2.000
Disminución de otras cuentas por pagar a corto plazo	2.000
TOTAL GASTOS	**39.765.754**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121941	Investigación y desarrollo científico en enfermedades endémicas y dermatológicas para la atención integral a pacientes en el ámbito nacional.	paciente	15.000	15.000	30.000		27.562.677			27.562.677
TOTAL							**27.562.677**			**27.562.677**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.091.497			6.091.497
02	Gestión administrativa	390.500	5.721.080			6.111.580
TOTAL		**390.500**	**11.812.577**			**12.203.077**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**101**	**81**	**31**	**213**	**4.947.673**	**2.288.568**	**7.236.241**
Alto Nivel y de Dirección		1		1	64.386		64.386
Profesional y Técnico	31	22	20	73	1.546.097	976.194	2.522.291
Personal Administrativo	28	12	3	43	816.589	614.479	1.431.068
Personal de Investigación	5	4	2	11	251.471	145.034	396.505
Personal Médico	6	8	6	20	1.020.870		1.020.870
Obrero	31	34		65	1.248.260	552.861	1.801.121
Personal Contratado	**30**	**10**		**40**	**865.976**		**865.976**
Profesional y Técnico	19	3		22	474.587		474.587
Personal Administrativo	6	1		7	132.755		132.755
Personal de Investigación	1	1		2	42.896		42.896
Personal Médico	2			2	80.688		80.688
Obrero	2	5		7	135.050		135.050
TOTAL	**131**	**91**	**31**	**253**	**5.813.649**	**2.288.568**	**8.102.217**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	20.165.500
4.02	Materiales, suministros y mercancías	9.767.988
4.03	Servicios no personales	6.569.191
4.04	Activos reales	2.872.575
4.08	Otros gastos	380.000
4.11	Disminución de pasivos	10.500
	TOTAL	**39.765.754**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**39.385.754**
INGRESOS CORRIENTES ORDINARIOS	39.385.754
TRANSFERENCIAS CORRIENTES	39.375.254
Transferencias corrientes del sector público	39.375.254
Transferencias corrientes internas recibidas del sector público	39.375.254
De la República	39.375.254
Recursos Ordinarios	32.258.832
Gestión Fiscal	7.116.422
OTROS INGRESOS	10.500
Otros ingresos ajenos a la operación	10.500
1.2 GASTOS CORRIENTES	**36.882.679**
GASTOS DE CONSUMO	36.882.679
Remuneraciones	20.165.500
Sueldos, salarios y otras retribuciones	5.813.649
Beneficios y complementos de sueldos y salarios	9.412.578
Aportes patronales	1.467.730
Prestaciones sociales y otras indemnizaciones	2.533.523
Asistencia socioeconómica	938.020
Compra de bienes y servicios	16.337.179
Bienes de consumo	9.767.988
Servicios no personales	6.569.191
Depreciación y amortización	380.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.503.075**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.883.075**
RECURSOS PROPIOS DE CAPITAL	2.883.075
Ahorro en cuenta corriente	2.503.075
Incremento de la depreciación y amortización acumuladas	380.000
2.2 GASTOS DE CAPITAL	**2.872.575**
INVERSIÓN REAL DIRECTA	2.872.575
Formación bruta de capital fijo	2.872.575
Edificios e instalaciones	848.007
Maquinaria, equipos y otros bienes muebles	2.024.568
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**10.500**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**10.500**
SUPERÁVIT FINANCIERO	10.500
3.2 APLICACIONES FINANCIERAS	**10.500**
DISMINUCIÓN DE PASIVOS	10.500
Disminución de cuentas y efectos por pagar	10.500
Disminución de cuentas y efectos por pagar a corto plazo	8.500
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.500
Disminución de aportes patronales y retenciones laborales por pagar	1.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	250
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	250
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	250

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	250
Disminución cuentas por pagar a proveedores a corto plazo	5.000
Disminución de otras cuentas y efectos por pagar	2.000
Disminución de otras cuentas por pagar a corto plazo	2.000

A0306

Fundación "José Félix Ribas" (FUNDARIBAS)

FUNDACIÓN "JOSÉ FÉLIX RIBAS" (FUNDARIBAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación fue creada en 1986 y tiene por objeto "el funcionamiento, mantenimiento y financiamiento de las comunidades terapéuticas, prevención, rehabilitación e investigación científica sobre el uso de modo inadecuado, abusivo y fuera de la prescripción facultativa, de sustancias estupefacientes y psicotrópicas".

La Institución desarrolla:

Tratamiento: Tiene como objetivo planificar, ejecutar y desarrollar programas y acciones de asistencia integral, dirigidas al sector de la población afectada por el uso y abuso de drogas. Las acciones están dirigidas a:

- Brindar asistencia integral al sector de la población afectada por el consumo de sustancias estupefacientes y psicotrópicas.
- Incorporar a la familia del consumidor en el sistema de asistencia integral, a objeto de mantener la recuperación y promover la salud familiar.
- Ofrecer a los usuarios asistencia integral a través de diversas técnicas que permitan la atención en los diferentes niveles de salud.
- Registrar y sistematizar la información sobre la población atendida, su volumen y características, así como evaluar los procedimientos y procesos de tratamiento para ajustar los programas.
- Orientar el tratamiento hacia la ejecución de un proyecto de vida personal, coherente con el logro de unas condiciones de vida satisfactorias.
- Constituir una red institucional de tratamiento, rehabilitación y reinserción social que dé respuesta a las necesidades de los usuarios y sus familiares.

Prevención: Tiene por objetivo intervenir en grupos, comunidades e instituciones, con la finalidad de mejorar la calidad de vida de la población a través de estrategias preventivas que permitan el abordaje del problema del consumo de drogas. Las acciones están dirigidas a:

- Formar y capacitar multiplicadores en materia de prevención integral ante las drogas.
- Promover en la población prácticas alternativas que contrasten los factores de riesgo y desarrollen estilos de vida positivos, saludables y autónomos.
- Promover el desarrollo y consolidación de una red de prevención integral a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**54.638.469**
INGRESOS CORRIENTES ORDINARIOS	54.638.469
TRANSFERENCIAS CORRIENTES	54.638.469
Transferencias corrientes del sector público	54.638.469
Transferencias corrientes internas recibidas del sector público	54.638.469
De la República	54.638.469
INGRESOS DE CAPITAL	**597.875**
RECURSOS PROPIOS DE CAPITAL	597.875
Incremento de la depreciación y amortización acumuladas	597.875
TOTAL RECURSOS	**55.236.344**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**51.190.751**
GASTOS DE CONSUMO	50.128.439
Remuneraciones	27.982.349
Sueldos, salarios y otras retribuciones	8.234.435
Beneficios y complementos de sueldos y salarios	1.081.937
Aportes patronales	1.566.764
Prestaciones sociales y otras indemnizaciones	1.626.942
Asistencia socioeconómica	2.306.033
Otros gastos de personal	13.166.238
Compra de bienes y servicios	21.548.215
Bienes de consumo	11.272.396
Servicios no personales	10.275.819
Depreciación y amortización	597.875
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.062.312
Al sector privado	1.062.312
Transferencias corrientes al sector privado	1.023.062
Directas a personas	1.023.062
Jubilaciones y otros beneficios asociados	1.023.062
Donaciones corrientes al sector privado	39.250
Donaciones a personas	39.250
GASTOS DE CAPITAL	**4.045.593**
INVERSIÓN REAL DIRECTA	4.045.593
Formación bruta de capital fijo	4.045.593
Maquinaria, equipos y otros bienes muebles	4.045.593
TOTAL GASTOS	**55.236.344**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121818	Fortalecimiento de la Prevención, formación, atención, deshabituación e Inclusión social integral de personas, familias y comunidades en el marco del SNTA..	persona			57.000		38.246.927			38.246.927
TOTAL							38.246.927			38.246.927

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		8.416.237			8.416.237
02	Gestión administrativa	597.875	6.952.243			7.550.118
03	Previsión y protección social		1.023.062			1.023.062
TOTAL		597.875	16.391.542			16.989.417

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**174**	**164**		**338**	**6.428.372**	**1.081.937**	**7.510.309**
Alto Nivel y de Dirección		1		1	50.000		50.000
Directivo	36	32		68	1.319.127	178.527	1.497.654
Profesional y Técnico	53	51		104	2.017.488	273.042	2.290.530
Personal Administrativo	49	45		94	1.823.499	246.788	2.070.287
Personal de Investigación	3	2		5	96.995	13.127	110.122
Personal Médico	20	19		39	756.558	102.390	858.948
Obrero	13	14		27	364.705	268.063	632.768
Personal Contratado	**47**	**37**		**84**	**1.747.036**		**1.747.036**
Directivo	1	1		2	41.596		41.596
Profesional y Técnico	21	18		39	811.124		811.124
Personal Administrativo	11	9		20	415.961		415.961
Personal de Investigación	1			1	20.798		20.798
Personal Médico	4	2		6	124.788		124.788
Obrero	9	7		16	332.769		332.769
TOTAL	**221**	**201**		**422**	**8.175.408**	**1.081.937**	**9.257.345**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**16**	**12**	**28**	**1.023.062**
Médicos	2	1	3	109.614
Obreros	4	3	7	255.766
Empleados	10	8	18	657.682
TOTAL	**16**	**12**	**28**	**1.023.062**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	27.982.349
4.02	Materiales, suministros y mercancías	11.272.396
4.03	Servicios no personales	10.275.819
4.04	Activos reales	4.045.593
4.07	Transferencias y donaciones	1.062.312
4.08	Otros gastos	597.875
	TOTAL	**55.236.344**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**54.638.469**
INGRESOS CORRIENTES ORDINARIOS	54.638.469
TRANSFERENCIAS CORRIENTES	54.638.469
Transferencias corrientes del sector público	54.638.469
Transferencias corrientes internas recibidas del sector público	54.638.469
De la República	54.638.469
Recursos Ordinarios	49.677.846
Gestión Fiscal	4.960.623
1.2 GASTOS CORRIENTES	**51.190.751**
GASTOS DE CONSUMO	50.128.439
Remuneraciones	27.982.349
Sueldos, salarios y otras retribuciones	8.234.435
Beneficios y complementos de sueldos y salarios	1.081.937
Aportes patronales	1.566.764
Prestaciones sociales y otras indemnizaciones	1.626.942
Asistencia socioeconómica	2.306.033
Otros gastos de personal	13.166.238
Compra de bienes y servicios	21.548.215
Bienes de consumo	11.272.396
Servicios no personales	10.275.819
Depreciación y amortización	597.875
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.062.312
Al sector privado	1.062.312
Transferencias corrientes al sector privado	1.023.062
Directas a personas	1.023.062
Jubilaciones y otros beneficios asociados	1.023.062
Donaciones corrientes al sector privado	39.250
Donaciones a personas	39.250
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.447.718**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.045.593**
RECURSOS PROPIOS DE CAPITAL	4.045.593
Ahorro en cuenta corriente	3.447.718
Incremento de la depreciación y amortización acumuladas	597.875
2.2 GASTOS DE CAPITAL	**4.045.593**
INVERSIÓN REAL DIRECTA	4.045.593
Formación bruta de capital fijo	4.045.593
Maquinaria, equipos y otros bienes muebles	4.045.593
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0445

Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa"

FUNDACIÓN HOSPITAL CARDIOLÓGICO INFANTIL LATINOAMERICANO "DR. GILBERTO RODRÍGUEZ OCHOA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el período fiscal la Fundación busca ratificarse como un centro para dar respuesta humana y de excelencia a las expectativas de atención integral de calidad a los niños, niñas y adolescentes portadores de cardiopatías congénitas y/o adquiridas que acuden referidos de los Centros Cardiovasculares Regionales Infantiles de Venezuela y Latinoamérica.

Orienta su gestión a continuar con la ejecución del Proyecto "Atención Integral Médico-quirúrgico a la Población Infantil y Adolescente con Patología Cardiovascular Congénita y/o Adquirida a Nivel Nacional e Internacional", el cual tiene como objetivo brindar atención integral a través de consultas especializadas y atención quirúrgica o intervencionista a niños, niñas y adolescentes con patologías cardiovasculares. La meta para 2014 es atender a 1.220 pacientes.

A través de las Donaciones Corrientes a distintas Instituciones a nivel nacional, estadal y municipal se espera mantener el número de intervenciones a pacientes en los Centros Cardiovasculares Regionales, permitiendo alcanzar los objetivos trazados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**137.008.683**
INGRESOS CORRIENTES ORDINARIOS	137.008.683
TRANSFERENCIAS CORRIENTES	137.008.683
Transferencias corrientes del sector público	137.008.683
Transferencias corrientes internas recibidas del sector público	137.008.683
De la República	137.008.683
INGRESOS DE CAPITAL	**1.926.174**
RECURSOS PROPIOS DE CAPITAL	1.926.174
Incremento de la depreciación y amortización acumuladas	1.926.174
TOTAL RECURSOS	**138.934.857**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**136.803.353**
GASTOS DE CONSUMO	132.698.925
Remuneraciones	70.167.139
Sueldos, salarios y otras retribuciones	26.950.131
Beneficios y complementos de sueldos y salarios	28.893.845
Aportes patronales	2.444.927
Prestaciones sociales y otras indemnizaciones	7.603.073
Asistencia socioeconómica	4.153.079
Otros gastos de personal	122.084
Compra de bienes y servicios	55.875.312
Bienes de consumo	44.007.167
Servicios no personales	11.868.145
Impuestos indirectos	4.730.300
Depreciación y amortización	1.926.174
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.104.428
Al sector privado	1.179.008
Donaciones corrientes al sector privado	1.179.008
Donaciones a personas	1.179.008
Al sector público	2.925.420
Donaciones corrientes al sector público	2.925.420
A los entes descentralizados sin fines empresariales	2.925.420
GASTOS DE CAPITAL	**2.131.504**
INVERSIÓN REAL DIRECTA	2.131.504
Formación bruta de capital fijo	2.128.536
Maquinaria, equipos y otros bienes muebles	2.128.536
Bienes intangibles	2.968
TOTAL GASTOS	**138.934.857**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121792	Atención integral médico-quirúrgica a la población infantil y adolescentes con patologia cardiovascular congénita y/o adquirida a nivel nacional e internacional.	paciente	549	671	1.220		95.906.080			95.906.080
TOTAL							**95.906.080**			**95.906.080**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		21.110.865			21.110.865
02	Gestión administrativa	1.926.174	19.991.738			21.917.912
TOTAL		**1.926.174**	**41.102.603**			**43.028.777**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**301**	**128**		**429**	**19.446.576**		**19.446.576**
Alto Nivel y de Dirección	1			1	103.991		103.991
Directivo	6	6		12	615.096		615.096
Profesional y Técnico	200	62		262	9.419.004		9.419.004
Personal Administrativo	72	56		128	4.925.283		4.925.283
Personal Docente	2			2	198.910		198.910
Personal Médico	20	4		24	4.184.292		4.184.292
Personal Contratado	**53**	**38**		**91**	**6.056.681**		**6.056.681**
Profesional y Técnico	41	14		55	2.778.805		2.778.805
Personal Administrativo	10	18		28	1.075.666		1.075.666
Personal Médico	2	6		8	2.202.210		2.202.210
TOTAL	**354**	**166**		**520**	**25.503.257**		**25.503.257**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	70.167.139
4.02	Materiales, suministros y mercancías	44.007.167
4.03	Servicios no personales	16.598.445
4.04	Activos reales	2.131.504
4.07	Transferencias y donaciones	4.104.428
4.08	Otros gastos	1.926.174
	TOTAL	**138.934.857**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**137.008.683**
INGRESOS CORRIENTES ORDINARIOS	137.008.683
TRANSFERENCIAS CORRIENTES	137.008.683
Transferencias corrientes del sector público	137.008.683
Transferencias corrientes internas recibidas del sector público	137.008.683
De la República	137.008.683
Recursos Ordinarios	115.344.330
Gestión Fiscal	21.664.353
1.2 GASTOS CORRIENTES	**136.803.353**
GASTOS DE CONSUMO	132.698.925
Remuneraciones	70.167.139
Sueldos, salarios y otras retribuciones	26.950.131
Beneficios y complementos de sueldos y salarios	28.893.845
Aportes patronales	2.444.927
Prestaciones sociales y otras indemnizaciones	7.603.073
Asistencia socioeconómica	4.153.079
Otros gastos de personal	122.084
Compra de bienes y servicios	55.875.312
Bienes de consumo	44.007.167
Servicios no personales	11.868.145
Impuestos indirectos	4.730.300
Depreciación y amortización	1.926.174
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.104.428
Al sector privado	1.179.008
Donaciones corrientes al sector privado	1.179.008
Donaciones a personas	1.179.008
Al sector público	2.925.420
Donaciones corrientes al sector público	2.925.420
A los entes descentralizados sin fines empresariales	2.925.420
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**205.330**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.131.504**
RECURSOS PROPIOS DE CAPITAL	2.131.504
Ahorro en cuenta corriente	205.330
Incremento de la depreciación y amortización acumuladas	1.926.174
2.2 GASTOS DE CAPITAL	**2.131.504**
INVERSIÓN REAL DIRECTA	2.131.504
Formación bruta de capital fijo	2.128.536
Maquinaria, equipos y otros bienes muebles	2.128.536
Bienes intangibles	2.968
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0446

Fundación Misión Barrio Adentro

FUNDACIÓN MISIÓN BARRIO ADENTRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación persigue como objetivo la gestión de los procesos administrativos, a fin de desarrollar los planes y proyectos que permitan mejorar la calidad de vida y salud de los venezolanos y venezolanas para la implementación de la Misión Barrio Adentro.

Para el año 2014 tiene proyectado continuar ejecutando los siguientes Proyectos:

- Consolidación de los Consultorios Populares en Barrio Adentro I a Nivel Nacional, que persigue garantizar la atención integral, gratuita y oportuna a las personas que requieren atención de primer nivel mediante el fortalecimiento de los Consultorios Populares.
- Consolidación de la Red Ambulatoria Convencional (Centros de Diagnóstico Integral, Salas de Rehabilitación Integral y Centros de Alta Tecnología), en el marco de Barrio Adentro II, tiene proyectado garantizar la atención diagnóstica y de rehabilitación integral a pacientes de escasos recursos, provenientes de los centros del primer nivel de atención, mediante la consolidación de la red ambulatoria especializada.
- Atención odontológica integral a la población venezolana, tiene como objetivo brindar atención odontológica a personas excluidas con enfermedades periodontales, caries, mal oclusión, lesiones y patologías bucales, a través de la curación integral y rehabilitación protésica del sistema estomatognático, con reposición de las condiciones funcionales, estéticas y prevención.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.907.151.350**
INGRESOS CORRIENTES ORDINARIOS	3.907.151.350
TRANSFERENCIAS CORRIENTES	3.907.151.350
Transferencias corrientes del sector público	3.907.151.350
Transferencias corrientes internas recibidas del sector público	3.907.151.350
De la República	3.907.151.350
INGRESOS DE CAPITAL	**7.895.401**
RECURSOS PROPIOS DE CAPITAL	7.895.401
Incremento de la depreciación y amortización acumuladas	7.895.401
FUENTES DE FINANCIAMIENTO	**40.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	40.000.000
Disminución de otros activos financieros	40.000.000
Disminución de disponibilidades	40.000.000
Disminución de bancos	40.000.000
TOTAL RECURSOS	**3.955.046.751**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.836.092.744**
GASTOS DE CONSUMO	2.578.576.713
Remuneraciones	2.026.017.914
Sueldos, salarios y otras retribuciones	589.174.163
Beneficios y complementos de sueldos y salarios	941.981.169
Aportes patronales	110.444.680
Prestaciones sociales y otras indemnizaciones	175.288.750
Asistencia socioeconómica	209.129.152
Compra de bienes y servicios	511.749.058
Bienes de consumo	209.840.444
Servicios no personales	301.908.614
Impuestos indirectos	32.914.340
Depreciación y amortización	7.895.401
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.257.516.031
Al sector privado	400.000.000
Donaciones corrientes al sector privado	400.000.000
Donaciones a personas	400.000.000
Al sector público	857.516.031
Donaciones corrientes al sector público	857.516.031
A la República	857.516.031
GASTOS DE CAPITAL	**78.954.007**
INVERSIÓN REAL DIRECTA	78.954.007
Formación bruta de capital fijo	78.954.007
Edificios e instalaciones	23.271.941
Maquinaria, equipos y otros bienes muebles	55.682.066
APLICACIONES FINANCIERAS	**40.000.000**
DISMINUCIÓN DE PASIVOS	40.000.000
Disminución de cuentas y efectos por pagar	40.000.000
Disminución de cuentas y efectos por pagar a corto plazo	15.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar	14.000.000
Disminución de otras retenciones laborales por pagar	14.000.000
Disminución de otras cuentas y efectos por pagar	25.000.000
Disminución de otras cuentas por pagar a corto plazo	25.000.000
TOTAL GASTOS	**3.955.046.751**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121543	Consolidación de la red ambulatoria del segundo nivel de atención (Centros de Diagnostico Integral, Salas de Rehabilitación Integral y Centros de Alta Tecnología)	paciente	10.314.395	9.136.855	19.451.250		2.098.719.956			2.098.719.956
121606	Consolidación de los Consultorios Populares de Barrio Adentro I	paciente	22.653.000	19.297.000	41.950.000		1.018.584.682			1.018.584.682
121617	Atención Odontológica Integral a la Población Venezolana	paciente	31.136	27.364	58.500		68.292.451			68.292.451
TOTAL							**3.185.597.089**			**3.185.597.089**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		164.067.675			164.067.675
02	Gestión administrativa	47.895.401	557.486.586			605.381.987
TOTAL		**47.895.401**	**721.554.261**			**769.449.662**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**64**	**52**		**116**	**8.507.300**		**8.507.300**
Alto Nivel y de Dirección	64	52		116	8.507.300		8.507.300
Personal Contratado	**18.932**	**14.052**		**32.984**	**580.126.658**		**580.126.658**
Profesional y Técnico	4.161	2.235		6.396	104.315.105		104.315.105
Personal Administrativo	3.784	2.504		6.288	90.579.852		90.579.852
Personal Médico	528	184		712	35.510.432		35.510.432
Obrero	10.459	9.129		19.588	349.721.269		349.721.269
TOTAL	**18.996**	**14.104**		**33.100**	**588.633.958**		**588.633.958**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.026.017.914
4.02	Materiales, suministros y mercancías	209.840.444
4.03	Servicios no personales	334.822.954
4.04	Activos reales	78.954.007
4.07	Transferencias y donaciones	1.257.516.031
4.08	Otros gastos	7.895.401
4.11	Disminución de pasivos	40.000.000
	TOTAL	**3.955.046.751**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.907.151.350**
INGRESOS CORRIENTES ORDINARIOS	3.907.151.350
TRANSFERENCIAS CORRIENTES	3.907.151.350
Transferencias corrientes del sector público	3.907.151.350
Transferencias corrientes internas recibidas del sector público	3.907.151.350
De la República	3.907.151.350
Ministerio del Poder Popular para la Salud	2.796.211.126
Recursos Ordinarios	1.838.710.068
Gestión Fiscal	957.501.058
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	1.110.940.224
Recursos Ordinarios	1.110.940.224
1.2 GASTOS CORRIENTES	**3.836.092.744**
GASTOS DE CONSUMO	2.578.576.713
Remuneraciones	2.026.017.914
Sueldos, salarios y otras retribuciones	589.174.163
Beneficios y complementos de sueldos y salarios	941.981.169
Aportes patronales	110.444.680
Prestaciones sociales y otras indemnizaciones	175.288.750
Asistencia socioeconómica	209.129.152
Compra de bienes y servicios	511.749.058
Bienes de consumo	209.840.444
Servicios no personales	301.908.614
Impuestos indirectos	32.914.340
Depreciación y amortización	7.895.401
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.257.516.031
Al sector privado	400.000.000
Donaciones corrientes al sector privado	400.000.000
Donaciones a personas	400.000.000
Al sector público	857.516.031
Donaciones corrientes al sector público	857.516.031
A la República	857.516.031
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**71.058.606**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**78.954.007**
RECURSOS PROPIOS DE CAPITAL	78.954.007
Ahorro en cuenta corriente	71.058.606
Incremento de la depreciación y amortización acumuladas	7.895.401
2.2 GASTOS DE CAPITAL	**78.954.007**
INVERSIÓN REAL DIRECTA	78.954.007
Formación bruta de capital fijo	78.954.007
Edificios e instalaciones	23.271.941
Maquinaria, equipos y otros bienes muebles	55.682.066
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**40.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	40.000.000
Disminución de otros activos financieros	40.000.000
Disminución de disponibilidades	40.000.000
Disminución de bancos	40.000.000
3.2 APLICACIONES FINANCIERAS	**40.000.000**
DISMINUCIÓN DE PASIVOS	40.000.000
Disminución de cuentas y efectos por pagar	40.000.000
Disminución de cuentas y efectos por pagar a corto plazo	15.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000.000
Disminución de aportes patronales y retenciones laborales por pagar	14.000.000
Disminución de otras retenciones laborales por pagar	14.000.000
Disminución de otras cuentas y efectos por pagar	25.000.000
Disminución de otras cuentas por pagar a corto plazo	25.000.000

A0457

Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)

FUNDACIÓN DE EDIFICACIONES Y EQUIPAMIENTO HOSPITALARIO (FUNDEEH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH), como organismo ejecutor del Ministerio del Poder Popular para la Salud tiene previsto continuar con las remodelaciones, reacondicionamiento y mejoras en la infraestructura física, equipos médicos y electromecánicos de la red hospitalaria a nivel nacional, que permitan potenciar y consolidar la primera etapa de la Misión Barrio Adentro III, a los fines de recuperar el grado de deterioro de los centros asistenciales y así garantizar a la población su derecho constitucional a la salud y se prevé la ejecución de obras de infraestructura que permitan la atención primaria a través de la consulta en hospitales y ambulatorios urbanos tipos I, II y III y cubrir gastos de personal fijo, contratado y operativos de la Fundación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**151.289.411**
INGRESOS CORRIENTES ORDINARIOS	151.289.411
TRANSFERENCIAS CORRIENTES	151.289.411
Transferencias corrientes del sector público	151.289.411
Transferencias corrientes internas recibidas del sector público	151.289.411
De la República	151.289.411
INGRESOS DE CAPITAL	**97.763.197**
RECURSOS PROPIOS DE CAPITAL	1.061.091
Incremento de la depreciación y amortización acumuladas	1.061.091
TRANSFERENCIAS Y DONACIONES DE CAPITAL	96.702.106
Transferencias y donaciones de capital del sector público	96.702.106
Transferencias de capital recibidas del sector público	96.702.106
De la República	96.702.106
FUENTES DE FINANCIAMIENTO	**1.112.206.764**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.112.206.764
Disminución de otros activos financieros	1.112.206.764
Disminución de disponibilidades	539.372.894
Disminución de caja	539.372.894
Disminución de cuentas por cobrar a mediano y largo plazo	572.833.870
Disminución de otras cuentas por cobrar a mediano y largo plazo	572.833.870
TOTAL RECURSOS	**1.361.259.372**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**131.463.067**
GASTOS DE CONSUMO	129.687.054
Remuneraciones	37.892.639
Sueldos, salarios y otras retribuciones	7.438.831
Beneficios y complementos de sueldos y salarios	10.369.821
Aportes patronales	1.966.286
Prestaciones sociales y otras indemnizaciones	3.636.602
Asistencia socioeconómica	6.768.982
Otros gastos de personal	7.712.117
Compra de bienes y servicios	90.733.324
Bienes de consumo	30.771.419
Servicios no personales	59.961.905
Depreciación y amortización	1.061.091
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.776.013
Al sector privado	1.776.013
Transferencias corrientes al sector privado	776.013
Directas a personas	776.013
Otras transferencias directas a personas	776.013
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	500.000
Donaciones a instituciones sin fines de lucro	500.000
GASTOS DE CAPITAL	**1.225.796.305**
INVERSIÓN REAL DIRECTA	1.225.796.305
Formación bruta de capital fijo	1.225.287.207
Edificios e instalaciones	253.472.701
Maquinaria, equipos y otros bienes muebles	767.717.517
Construcciones de bienes de dominio privado	130.401.803
Producción propia (gastos capitalizables)	73.695.186
Compra de bienes y servicios	73.695.186
Servicios no personales	73.695.186
Bienes intangibles	509.098
APLICACIONES FINANCIERAS	**4.000.000**
DISMINUCIÓN DE PASIVOS	4.000.000
Disminución de cuentas y efectos por pagar	4.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas y efectos por pagar a corto plazo	520.949
Disminución de sueldos, salarios y otras remuneraciones por pagar	120.949
Disminución cuentas por pagar a proveedores a corto plazo	400.000
Disminución de otras cuentas y efectos por pagar	3.479.051
Disminución de otras cuentas por pagar a corto plazo	3.479.051
TOTAL GASTOS	**1.361.259.372**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121650	Continuación de la ampliación, remodelación y modernización de las redes hospitalaria en los hospitales tipo I, II, III y IV, y ambulatoria especializada (CDI, SRI, CAT) a nivel nacional.	obra			144	1.112.206.764	173.594.061			1.285.800.825
TOTAL						**1.112.206.764**	**173.594.061**			**1.285.800.825**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		38.101.647			38.101.647
02	Gestión administrativa	1.061.091	36.295.809			37.356.900
TOTAL		**1.061.091**	**74.397.456**			**75.458.547**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**39**	**42**	**27**	**108**	**3.616.954**		**3.616.954**
Alto Nivel y de Dirección	39	42	27	108	3.616.954		3.616.954
Personal Contratado	**89**	**82**		**171**	**3.738.033**		**3.738.033**
Profesional y Técnico	55	53		108	2.452.512		2.452.512
Personal Administrativo	24	10		34	774.478		774.478
Obrero	10	19		29	511.043		511.043
TOTAL	**128**	**124**	**27**	**279**	**7.354.987**		**7.354.987**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	37.892.639
4.02	Materiales, suministros y mercancías	30.771.419
4.03	Servicios no personales	133.657.091
4.04	Activos reales	1.152.101.119
4.07	Transferencias y donaciones	1.776.013
4.08	Otros gastos	1.061.091
4.11	Disminución de pasivos	4.000.000
	TOTAL	**1.361.259.372**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**151.289.411**
INGRESOS CORRIENTES ORDINARIOS	151.289.411
TRANSFERENCIAS CORRIENTES	151.289.411
Transferencias corrientes del sector público	151.289.411
Transferencias corrientes internas recibidas del sector público	151.289.411
De la República	151.289.411
Recursos Ordinarios	141.634.958
Gestión Fiscal	9.654.453
1.2 GASTOS CORRIENTES	**131.463.067**
GASTOS DE CONSUMO	129.687.054
Remuneraciones	37.892.639
Sueldos, salarios y otras retribuciones	7.438.831
Beneficios y complementos de sueldos y salarios	10.369.821
Aportes patronales	1.966.286
Prestaciones sociales y otras indemnizaciones	3.636.602
Asistencia socioeconómica	6.768.982
Otros gastos de personal	7.712.117
Compra de bienes y servicios	90.733.324
Bienes de consumo	30.771.419
Servicios no personales	59.961.905
Depreciación y amortización	1.061.091
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.776.013
Al sector privado	1.776.013
Transferencias corrientes al sector privado	776.013
Directas a personas	776.013
Otras transferencias directas a personas	776.013
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	500.000
Donaciones a instituciones sin fines de lucro	500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**19.826.344**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**117.589.541**
RECURSOS PROPIOS DE CAPITAL	20.887.435
Ahorro en cuenta corriente	19.826.344
Incremento de la depreciación y amortización acumuladas	1.061.091
TRANSFERENCIAS Y DONACIONES DE CAPITAL	96.702.106
Transferencias y donaciones de capital del sector público	96.702.106
Transferencias de capital recibidas del sector público	96.702.106
De la República	96.702.106
Recursos Ordinarios	74.175.051
Gestión Fiscal	22.527.055
2.2 GASTOS DE CAPITAL	**1.225.796.305**
INVERSIÓN REAL DIRECTA	1.225.796.305
Formación bruta de capital fijo	1.225.287.207
Edificios e instalaciones	253.472.701
Maquinaria, equipos y otros bienes muebles	767.717.517
Construcciones de bienes de dominio privado	130.401.803
Producción propia (gastos capitalizables)	73.695.186
Compra de bienes y servicios	73.695.186
Servicios no personales	73.695.186
Bienes intangibles	509.098
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.108.206.764)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.112.206.764**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.112.206.764
Disminución de otros activos financieros	1.112.206.764
Disminución de disponibilidades	539.372.894
Disminución de caja	539.372.894
Disminución de cuentas por cobrar a mediano y largo plazo	572.833.870
Disminución de otras cuentas por cobrar a mediano y largo plazo	572.833.870

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**1.112.206.764**
DISMINUCIÓN DE PASIVOS	4.000.000
Disminución de cuentas y efectos por pagar	4.000.000
Disminución de cuentas y efectos por pagar a corto plazo	520.949
Disminución de sueldos, salarios y otras remuneraciones por pagar	120.949
Disminución cuentas por pagar a proveedores a corto plazo	400.000
Disminución de otras cuentas y efectos por pagar	3.479.051
Disminución de otras cuentas por pagar a corto plazo	3.479.051
DÉFICIT FINANCIERO	1.108.206.764

A0818

Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (CENASAI BOLÍVAR)

SOCIEDAD CIVIL PARA EL CONTROL DE ENFERMEDADES ENDÉMICAS Y ASISTENCIA AL INDÍGENA, ESTADO BOLÍVAR (CENASAI BOLÍVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Estado Bolívar (Cenasai Bolívar), tiene como objetivo principal mejorar la calidad de vida de los indígenas del Estado Bolívar, a través del control de las enfermedades endémicas e infecto-contagiosas, atendiendo las regiones Maigualida Parguaza, Ikabaru Pionero, Cuyuní-ven, entre otras.

Para el ejercicio fiscal 2014, tiene previsto continuar con la programación establecida para cubrir en su primera fase, extensas áreas rurales y semi-urbanas del Estado Bolívar, priorizando una acción intensa en las distintas comunidades indígenas que presentan un difícil acceso; puntualizando programas concretos en acciones de salud, creando un sistema de vigilancia epidemiológica que, dentro de las posibilidades presupuestarias determinen un eficiente control de las enfermedades endémicas, facilitando la prevención y el tratamiento a las diversas comunidades del medio. Ejecutará el proyecto "Atención médica integral a la salud individual y colectiva de las comunidades indígenas que habitan en zonas remotas y de difícil acceso en el Estado Bolívar", el cual tiene como objetivo garantizar la cobertura y calidad de atención integral en salud, oportuna y suficiente, a través de la creación de un sistema local de salud propio del área indígena, dirigido y ejecutado con la participación protagónica de la comunidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**7.319.583**
INGRESOS CORRIENTES EXTRAORDINARIOS	7.319.583
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.319.583
Transferencias corrientes internas recibidas del sector público	7.319.583
De la República	7.141.926
Del Poder Estadal	177.657
INGRESOS DE CAPITAL	**8.828**
RECURSOS PROPIOS DE CAPITAL	8.828
Incremento de la depreciación y amortización acumuladas	8.828
TOTAL RECURSOS	**7.328.411**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**5.899.064**
GASTOS DE CONSUMO	5.899.064
Remuneraciones	3.657.636
Sueldos, salarios y otras retribuciones	1.717.142
Beneficios y complementos de sueldos y salarios	1.808.741
Aportes patronales	131.753
Compra de bienes y servicios	2.232.600
Bienes de consumo	1.136.388
Servicios no personales	1.096.212
Depreciación y amortización	8.828
GASTOS DE CAPITAL	**1.429.347**
INVERSIÓN REAL DIRECTA	1.429.347
Formación bruta de capital fijo	1.429.347
Maquinaria, equipos y otros bienes muebles	1.429.347
TOTAL GASTOS	**7.328.411**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121628	Atención Médica Integral a la salud individual y colectiva de las comunidades indígenas que habitan en zonas remotas y de difícil acceso en el estado Bolívar.	paciente	13.158	3.930	17.088		4.999.346		177.657	5.177.003
TOTAL							**4.999.346**		**177.657**	**5.177.003**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.127.721			1.127.721
02	Gestión administrativa	8.828	1.014.859			1.023.687
TOTAL		**8.828**	**2.142.580**			**2.151.408**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**25**	**52**		**77**	**1.717.142**		**1.717.142**
Directivo		1		1	33.425		33.425
Profesional y Técnico	11	5		16	501.375		501.375
Personal Administrativo	1			1	33.423		33.423
Personal de Investigación		1		1	33.425		33.425
Personal Médico	3	3		6	200.550		200.550
Obrero	10	42		52	914.944		914.944
TOTAL	**25**	**52**		**77**	**1.717.142**		**1.717.142**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.657.636
4.02	Materiales, suministros y mercancías	1.136.388
4.03	Servicios no personales	1.096.212
4.04	Activos reales	1.429.347
4.08	Otros gastos	8.828
	TOTAL	**7.328.411**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.319.583**
INGRESOS CORRIENTES EXTRAORDINARIOS	7.319.583
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.319.583
Transferencias corrientes internas recibidas del sector público	7.319.583
De la República	7.141.926
Recursos Ordinarios	6.154.717
Gestión Fiscal	987.209
Del Poder Estadal	177.657
1.2 GASTOS CORRIENTES	**5.899.064**
GASTOS DE CONSUMO	5.899.064
Remuneraciones	3.657.636
Sueldos, salarios y otras retribuciones	1.717.142
Beneficios y complementos de sueldos y salarios	1.808.741
Aportes patronales	131.753
Compra de bienes y servicios	2.232.600
Bienes de consumo	1.136.388
Servicios no personales	1.096.212
Depreciación y amortización	8.828
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.420.519**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.429.347**
RECURSOS PROPIOS DE CAPITAL	1.429.347
Ahorro en cuenta corriente	1.420.519
Incremento de la depreciación y amortización acumuladas	8.828

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**1.429.347**
INVERSIÓN REAL DIRECTA	1.429.347
Formación bruta de capital fijo	1.429.347
Maquinaria, equipos y otros bienes muebles	1.429.347
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0907

Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS "DR. ARNOLDO GABALDÓN"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Organismo tiene como objetivo desarrollar programas de formación y capacitación dirigidos a funcionarios del Ministerio del Poder Popular para la Salud, líderes comunitarios, delegados de los comités de salud y público en general; así como también, líneas de investigación, en las especialidades de Medicina General Integral, Salud Pública, Salud Ocupacional e Higiene del Ambiente Laboral y Epidemiología; con la finalidad de contribuir a la creación de equipos multidisciplinarios, de elevada capacidad técnica y científica, que respondan de forma oportuna a las necesidades sociales acordes con las tendencias en salud pública, educación, ciencia y tecnología a nivel nacional e internacional, todo ello encaminado al fortalecimiento de los diferentes niveles de atención del Sistema Público Nacional de Salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**96.549.957**
INGRESOS CORRIENTES ORDINARIOS	96.549.957
TRANSFERENCIAS CORRIENTES	96.549.957
Transferencias corrientes del sector público	96.549.957
Transferencias corrientes internas recibidas del sector público	96.549.957
De la República	96.549.957
INGRESOS DE CAPITAL	**2.715.075**
RECURSOS PROPIOS DE CAPITAL	2.715.075
Incremento de la depreciación y amortización acumuladas	2.715.075
FUENTES DE FINANCIAMIENTO	**16.587.936**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	16.587.936
Disminución de otros activos financieros	16.587.936
Disminución de disponibilidades	16.587.936
Disminución de bancos	16.587.936
TOTAL RECURSOS	**115.852.968**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**110.817.206**
GASTOS DE CONSUMO	83.719.075
Remuneraciones	60.105.346
Sueldos, salarios y otras retribuciones	12.741.909
Beneficios y complementos de sueldos y salarios	30.432.242
Aportes patronales	2.289.354
Prestaciones sociales y otras indemnizaciones	7.447.755
Asistencia socioeconómica	7.194.086
Compra de bienes y servicios	20.898.654
Bienes de consumo	6.838.835
Servicios no personales	14.059.819
Depreciación y amortización	2.715.075
TRANSFERENCIAS Y DONACIONES CORRIENTES	27.098.131
Al sector privado	27.091.306
Transferencias corrientes al sector privado	27.038.806
Otras transferencias corrientes internas al sector privado	27.038.806
Donaciones corrientes al sector privado	52.500
Donaciones a personas	52.500
Al sector público	6.825
Transferencias corrientes al sector público	6.825
Subsidios e incentivos otorgados por normas externas	6.825
GASTOS DE CAPITAL	**5.035.762**
INVERSIÓN REAL DIRECTA	5.035.762
Formación bruta de capital fijo	5.035.762
Maquinaria, equipos y otros bienes muebles	5.035.762
TOTAL GASTOS	**115.852.968**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122362	Formación integral del Talento Humano en Salud Pública a nivel nacional para el fortalecimiento y consolidación del Sistema Público Nacional de Salud.	persona			6.622	4.854.302	67.584.968			72.439.270
TOTAL						**4.854.302**	**67.584.968**			**72.439.270**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	10.733.634	14.944.725			25.678.359
02	Gestión administrativa	3.715.075	14.020.264			17.735.339
TOTAL		**14.448.709**	**28.964.989**			**43.413.698**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**128**	**74**	**68**	**270**	**10.175.963**	**3.782.307**	**13.958.270**
Directivo	8	4	12	24	768.478	414.805	1.183.283
Profesional y Técnico	57	20	15	92	3.770.115	1.431.916	5.202.031
Personal Administrativo	44	8	7	59	2.025.462	877.562	2.903.024
Personal Docente	11	13	24	48	2.090.148	751.337	2.841.485
Obrero	8	29	10	47	1.521.760	306.687	1.828.447
Personal Contratado	**39**	**20**		**59**	**2.565.946**		**2.565.946**
Profesional y Técnico	12	3		15	699.018		699.018
Personal Administrativo	6	4		10	399.372		399.372
Personal Docente	20	10		30	1.315.220		1.315.220
Obrero	1	3		4	152.336		152.336
TOTAL	**167**	**94**	**68**	**329**	**12.741.909**	**3.782.307**	**16.524.216**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	60.105.346
4.02	Materiales, suministros y mercancías	6.838.835
4.03	Servicios no personales	14.059.819
4.04	Activos reales	5.035.762
4.07	Transferencias y donaciones	27.098.131
4.08	Otros gastos	2.715.075
	TOTAL	**115.852.968**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**96.549.957**
INGRESOS CORRIENTES ORDINARIOS	96.549.957
TRANSFERENCIAS CORRIENTES	96.549.957
Transferencias corrientes del sector público	96.549.957
Transferencias corrientes internas recibidas del sector público	96.549.957
De la República	96.549.957
Recursos Ordinarios	76.349.889
Gestión Fiscal	20.200.068
1.2 GASTOS CORRIENTES	**110.817.206**
GASTOS DE CONSUMO	83.719.075
Remuneraciones	60.105.346
Sueldos, salarios y otras retribuciones	12.741.909
Beneficios y complementos de sueldos y salarios	30.432.242
Aportes patronales	2.289.354
Prestaciones sociales y otras indemnizaciones	7.447.755
Asistencia socioeconómica	7.194.086
Compra de bienes y servicios	20.898.654
Bienes de consumo	6.838.835
Servicios no personales	14.059.819
Depreciación y amortización	2.715.075
TRANSFERENCIAS Y DONACIONES CORRIENTES	27.098.131
Al sector privado	27.091.306
Transferencias corrientes al sector privado	27.038.806
Otras transferencias corrientes internas al sector privado	27.038.806
Donaciones corrientes al sector privado	52.500
Donaciones a personas	52.500
Al sector público	6.825
Transferencias corrientes al sector público	6.825
Subsidios e incentivos otorgados por normas externas	6.825
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(14.267.249)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(11.552.174)**
RECURSOS PROPIOS DE CAPITAL	(11.552.174)
Desahorro en cuenta corriente	(14.267.249)
Incremento de la depreciación y amortización acumuladas	2.715.075
2.2 GASTOS DE CAPITAL	**5.035.762**
INVERSIÓN REAL DIRECTA	5.035.762
Formación bruta de capital fijo	5.035.762
Maquinaria, equipos y otros bienes muebles	5.035.762
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(16.587.936)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**16.587.936**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	16.587.936
Disminución de otros activos financieros	16.587.936
Disminución de disponibilidades	16.587.936
Disminución de bancos	16.587.936
3.2 APLICACIONES FINANCIERAS	**16.587.936**
DÉFICIT FINANCIERO	16.587.936

A0957

Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)

SERVICIO AUTÓNOMO CENTRO AMAZÓNICO DE INVESTIGACIÓN Y CONTROL DE ENFERMEDADES TROPICALES - SIMÓN BOLÍVAR (CAICET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Autónomo Centro Amazónico para la Investigación y Control de Enfermedades Tropicales "Simón Bolívar" tiene como objetivo el desarrollo de investigaciones en las diversas ramas de las ciencias biomédicas, ambientales y socioantropológicas de las enfermedades tropicales y sus consecuencias; para la producción de conocimiento, desarrollo de tecnología y prácticas culturalmente aceptadas, prevención y control de enfermedades endémicas; así como la formación de recursos humanos bajo los principios de universalidad, equidad, solidaridad y respeto a la biodiversidad cultural y ambiental, con capacidad de elevar la calidad de vida de la población de la región sur del país, especialmente, de las poblaciones indígenas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.317.747**
INGRESOS CORRIENTES ORDINARIOS	3.317.747
TRANSFERENCIAS CORRIENTES	3.317.747
Transferencias corrientes del sector público	3.317.747
Transferencias corrientes internas recibidas del sector público	3.317.747
De la República	3.317.747
INGRESOS DE CAPITAL	**3.899**
RECURSOS PROPIOS DE CAPITAL	3.899
Incremento de la depreciación y amortización acumuladas	3.899
TOTAL RECURSOS	**3.321.646**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.931.750**
GASTOS DE CONSUMO	2.931.750
Remuneraciones	1.267.185
Sueldos, salarios y otras retribuciones	872.936
Beneficios y complementos de sueldos y salarios	363.696
Aportes patronales	30.553
Compra de bienes y servicios	1.660.666
Bienes de consumo	867.919
Servicios no personales	792.747
Depreciación y amortización	3.899
GASTOS DE CAPITAL	**389.896**
INVERSIÓN REAL DIRECTA	389.896
Formación bruta de capital fijo	389.896
Maquinaria, equipos y otros bienes muebles	389.896
TOTAL GASTOS	**3.321.646**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121975	Investigación y control en enfermedades tropicales.	investigación			3		2.322.421			2.322.421
TOTAL							**2.322.421**			**2.322.421**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	3.899	995.326			999.225
TOTAL		**3.899**	**995.326**			**999.225**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**14**	**10**		**24**	**872.936**		**872.936**
Profesional y Técnico	4			4	146.882		146.882
Personal Administrativo	2	7		9	330.484		330.484
Personal de Investigación	2	1		3	110.162		110.162
Obrero	6	2		8	285.408		285.408
TOTAL	**14**	**10**		**24**	**872.936**		**872.936**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.267.185
4.02	Materiales, suministros y mercancías	867.919
4.03	Servicios no personales	792.747
4.04	Activos reales	389.896
4.08	Otros gastos	3.899
	TOTAL	**3.321.646**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.317.747**
INGRESOS CORRIENTES ORDINARIOS	3.317.747
TRANSFERENCIAS CORRIENTES	3.317.747
Transferencias corrientes del sector público	3.317.747
Transferencias corrientes internas recibidas del sector público	3.317.747
De la República	3.317.747
Recursos Ordinarios	2.811.443
Gestión Fiscal	506.304
1.2 GASTOS CORRIENTES	**2.931.750**
GASTOS DE CONSUMO	2.931.750
Remuneraciones	1.267.185
Sueldos, salarios y otras retribuciones	872.936
Beneficios y complementos de sueldos y salarios	363.696
Aportes patronales	30.553
Compra de bienes y servicios	1.660.666
Bienes de consumo	867.919
Servicios no personales	792.747
Depreciación y amortización	3.899
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**385.997**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**389.896**
RECURSOS PROPIOS DE CAPITAL	389.896
Ahorro en cuenta corriente	385.997
Incremento de la depreciación y amortización acumuladas	3.899

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**389.896**
INVERSIÓN REAL DIRECTA	389.896
Formación bruta de capital fijo	389.896
Maquinaria, equipos y otros bienes muebles	389.896
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0991

Servicio Autónomo de Contraloría Sanitaria (SACS)

SERVICIO AUTÓNOMO DE CONTRALORÍA SANITARIA (SACS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El objetivo fundamental del Servicio Autónomo de Contraloría Sanitaria (SACS), es ejecutar políticas sanitarias de regulación, vigilancia y control dirigidas a reducir los riesgos a la salud y a la vida de la población, vinculados con el uso y consumo de productos; así como regular la prestación de servicios en materia de salud, mediante la aplicación de mecanismos y estrategias de carácter preventivo, basados en criterios científicos y técnicos normados nacional e internacionalmente.

Para el año 2014 tiene previsto desarrollar acciones con la finalidad de garantizar productos de uso y consumo humano y la prestación de servicios en materia de salud, seguros, inocuos y eficaces para la población, con el fin de reducir los factores de riesgo que inciden en las enfermedades causadas por los productos de uso y consumo humano, equipos, establecimientos y materiales médicos en la prestación de servicios de salud, mediante el fortalecimiento de la vigilancia y control sanitario en todo el país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**41.683.364**
INGRESOS CORRIENTES ORDINARIOS	41.683.364
TRANSFERENCIAS CORRIENTES	41.683.364
Transferencias corrientes del sector público	41.683.364
Transferencias corrientes internas recibidas del sector público	41.683.364
De la República	41.683.364
INGRESOS DE CAPITAL	**3.614.819**
RECURSOS PROPIOS DE CAPITAL	3.614.819
Incremento de la depreciación y amortización acumuladas	3.614.819
TOTAL RECURSOS	**45.298.183**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**36.708.183**
GASTOS DE CONSUMO	36.708.183
Remuneraciones	14.943.298
Sueldos, salarios y otras retribuciones	4.685.536
Beneficios y complementos de sueldos y salarios	8.367.150
Aportes patronales	382.602
Prestaciones sociales y otras indemnizaciones	1.152.462
Asistencia socioeconómica	355.548
Compra de bienes y servicios	18.150.066
Bienes de consumo	6.911.261
Servicios no personales	11.238.805
Depreciación y amortización	3.614.819
GASTOS DE CAPITAL	**8.590.000**
INVERSIÓN REAL DIRECTA	8.590.000
Formación bruta de capital fijo	8.590.000
Maquinaria, equipos y otros bienes muebles	8.590.000
TOTAL GASTOS	**45.298.183**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122334	Vigilancia y control sanitario para garantizar productos de uso y consumo humano y prestación de servicios en materia de salud, seguros, inocuos y eficaces para la población.	inspección			16.207		29.178.353			29.178.353
TOTAL							**29.178.353**			**29.178.353**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
02	Gestión administrativa	3.614.819	12.505.011			16.119.830
TOTAL		**3.614.819**	**12.505.011**			**16.119.830**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**185**	**115**		**300**	**4.685.536**		**4.685.536**
Profesional y Técnico	144	87		231	3.858.500		3.858.500
Personal Administrativo	31	18		49	556.763		556.763
Obrero	10	10		20	270.273		270.273
TOTAL	**185**	**115**		**300**	**4.685.536**		**4.685.536**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	14.943.298
4.02	Materiales, suministros y mercancías	6.911.261
4.03	Servicios no personales	11.238.805
4.04	Activos reales	8.590.000
4.08	Otros gastos	3.614.819
	TOTAL	**45.298.183**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**41.683.364**
INGRESOS CORRIENTES ORDINARIOS	41.683.364
TRANSFERENCIAS CORRIENTES	41.683.364
Transferencias corrientes del sector público	41.683.364
Transferencias corrientes internas recibidas del sector público	41.683.364
De la República	41.683.364
Recursos Ordinarios	36.048.654
Gestión Fiscal	5.634.710
1.2 GASTOS CORRIENTES	**36.708.183**
GASTOS DE CONSUMO	36.708.183
Remuneraciones	14.943.298
Sueldos, salarios y otras retribuciones	4.685.536
Beneficios y complementos de sueldos y salarios	8.367.150
Aportes patronales	382.602
Prestaciones sociales y otras indemnizaciones	1.152.462
Asistencia socioeconómica	355.548
Compra de bienes y servicios	18.150.066
Bienes de consumo	6.911.261
Servicios no personales	11.238.805
Depreciación y amortización	3.614.819
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.975.181**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**8.590.000**
RECURSOS PROPIOS DE CAPITAL	8.590.000
Ahorro en cuenta corriente	4.975.181
Incremento de la depreciación y amortización acumuladas	3.614.819

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**8.590.000**
INVERSIÓN REAL DIRECTA	8.590.000
Formación bruta de capital fijo	8.590.000
Maquinaria, equipos y otros bienes muebles	8.590.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A1602

Fundación Misión Niño Jesús

FUNDACIÓN MISIÓN NIÑO JESÚS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación creada a través del Decreto N° 7.139 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.334 del 23/12/2009, tiene como objetivo "Desarrollar los planes, proyectos y programas que permitan mejorar la calidad de vida y salud de la población materno infantil, bajo los principios de universalidad, equidad, accesibilidad, pertinencia cultural, justicia, gratuidad y corresponsabilidad". En este orden de ideas, tiene proyectado continuar ejecutando el Proyecto "Fortalecimiento de la Red de Servicios de Salud Materno Infantil" el cual tiene como objetivo "mejorar cualitativa y cuantitativamente la atención a la mujer con riesgo preconcepcional, la atención prenatal durante la fase del parto y puerperio y al niño desde su nacimiento hasta los 5 años de edad, con extensión en algunas actividades educativas y preventivas hasta la adolescencia".

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**175.208.504**
INGRESOS CORRIENTES ORDINARIOS	175.208.504
TRANSFERENCIAS CORRIENTES	175.208.504
Transferencias corrientes del sector público	175.208.504
Transferencias corrientes internas recibidas del sector público	175.208.504
De la República	175.208.504
INGRESOS DE CAPITAL	**2.513.084**
RECURSOS PROPIOS DE CAPITAL	2.513.084
Incremento de la depreciación y amortización acumuladas	2.513.084
TOTAL RECURSOS	**177.721.588**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**151.392.140**
GASTOS DE CONSUMO	119.240.331
Remuneraciones	60.308.390
Sueldos, salarios y otras retribuciones	18.966.755
Beneficios y complementos de sueldos y salarios	16.718.043
Aportes patronales	3.807.868
Prestaciones sociales y otras indemnizaciones	2.642.759
Asistencia socioeconómica	11.135.194
Otros gastos de personal	7.037.771
Compra de bienes y servicios	56.418.857
Bienes de consumo	32.885.917
Servicios no personales	23.532.940
Depreciación y amortización	2.513.084
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.151.809
Al sector privado	39.339
Donaciones corrientes al sector privado	39.339
Donaciones a personas	39.339
Al sector público	32.112.470
Transferencias corrientes al sector público	17.613.856
A los entes descentralizados sin fines empresariales para sus gastos	17.613.856
Donaciones corrientes al sector público	14.498.614
A la República	14.498.614
GASTOS DE CAPITAL	**26.329.448**
INVERSIÓN REAL DIRECTA	26.329.448
Formación bruta de capital fijo	26.329.448
Edificios e instalaciones	3.419.933
Maquinaria, equipos y otros bienes muebles	21.731.049
Construcciones de bienes de dominio privado	1.178.466
TOTAL GASTOS	**177.721.588**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121671	Fortalecimiento de los Servicios de Salud Sexual y Reproductiva	servicio			13		122.645.951			122.645.951
TOTAL							**122.645.951**			**122.645.951**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		18.092.517			18.092.517
02	Gestión administrativa	2.513.084	34.470.036			36.983.120
TOTAL		**2.513.084**	**52.562.553**			**55.075.637**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**51**	**36**	**25**	**112**	**12.967.075**		**12.967.075**
Alto Nivel y de Dirección	1			1	369.600		369.600
Directivo	17	7		24	3.040.128		3.040.128
Profesional y Técnico	22	20	12	54	6.946.128		6.946.128
Personal Administrativo	11	9		20	1.161.219		1.161.219
Personal Docente			13	13	1.450.000		1.450.000
Personal Contratado	**34**	**25**		**59**	**5.999.680**		**5.999.680**
Profesional y Técnico	20	14		34	3.935.648		3.935.648
Personal Administrativo	6	6		12	790.032		790.032
Personal Docente	8	5		13	1.274.000		1.274.000
TOTAL	85	61	25	171	18.966.755		18.966.755

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	60.308.390
4.02	Materiales, suministros y mercancías	32.885.917
4.03	Servicios no personales	23.532.940
4.04	Activos reales	26.329.448
4.07	Transferencias y donaciones	32.151.809
4.08	Otros gastos	2.513.084
	TOTAL	177.721.588

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**175.208.504**
INGRESOS CORRIENTES ORDINARIOS	175.208.504
TRANSFERENCIAS CORRIENTES	175.208.504
Transferencias corrientes del sector público	175.208.504
Transferencias corrientes internas recibidas del sector público	175.208.504
De la República	175.208.504
Recursos Ordinarios	175.208.504
1.2 GASTOS CORRIENTES	**151.392.140**
GASTOS DE CONSUMO	119.240.331
Remuneraciones	60.308.390
Sueldos, salarios y otras retribuciones	18.966.755
Beneficios y complementos de sueldos y salarios	16.718.043
Aportes patronales	3.807.868
Prestaciones sociales y otras indemnizaciones	2.642.759
Asistencia socioeconómica	11.135.194
Otros gastos de personal	7.037.771
Compra de bienes y servicios	56.418.857
Bienes de consumo	32.885.917
Servicios no personales	23.532.940
Depreciación y amortización	2.513.084
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.151.809
Al sector privado	39.339
Donaciones corrientes al sector privado	39.339
Donaciones a personas	39.339
Al sector público	32.112.470
Transferencias corrientes al sector público	17.613.856
A los entes descentralizados sin fines empresariales para sus gastos	17.613.856
Donaciones corrientes al sector público	14.498.614
A la República	14.498.614
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**23.816.364**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**26.329.448**
RECURSOS PROPIOS DE CAPITAL	26.329.448
Ahorro en cuenta corriente	23.816.364
Incremento de la depreciación y amortización acumuladas	2.513.084
2.2 GASTOS DE CAPITAL	**26.329.448**
INVERSIÓN REAL DIRECTA	26.329.448
Formación bruta de capital fijo	26.329.448
Edificios e instalaciones	3.419.933
Maquinaria, equipos y otros bienes muebles	21.731.049
Construcciones de bienes de dominio privado	1.178.466
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

56

Ministerio del Poder Popular para Ciencia, Tecnología e Innovación

Ministerio del Poder Popular para Ciencia, Tecnología e Innovación

A0046 Instituto Nacional de Capacitación y Educación Socialista (INCES)

A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)

A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)

A0209 Centro Nacional de Tecnologías de Información (CNTI)

A0226 Academia de Ciencias Agrícolas de Venezuela (ACAV)

A0271 Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano

A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

A0313 Fundación Instituto de Estudios Avanzados (IDEA)

A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)

A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)

A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)

A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)

A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)

A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)

A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)

A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)

A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)

A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)

A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)

A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)

A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)

A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)

A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)

A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)

A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)

A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)

A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)

A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)

A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)

A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)

A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)

A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)

A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)

A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)

A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)

A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)

A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)

A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)

A0464 Fundación Infocentro

A0507 Fundación Conciencia Televisión

A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)

A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)

A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)

A0046

Instituto Nacional de Capacitación y Educación Socialista (INCES)

INSTITUTO NACIONAL DE CAPACITACIÓN Y EDUCACIÓN SOCIALISTA (INCES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Capacitación y Educación Socialista (INCES) tiene como objetivos estratégicos: Impulsar la formación para la ciencia, el trabajo y la producción, como soporte para el avance de la revolución científica y tecnológica, a través de la formación que vincule la ciencia y la tecnología con la producción y el trabajo en formas organizativas y de construcción del conocimiento científico y su difusión desde lo colectivo, diferentes instituciones y organizaciones del sistema educativo nacional. Actualizar y direccionar los programas formativos hacia las necesidades y demandas del sistema productivo nacional.

El Instituto como Ente Rector de la formación profesional, estima llevar a cabo para el año fiscal 2014, dos Proyectos: "Formación integral de jóvenes y adultos, para contribuir al desarrollo del modelo productivo, científico, tecnológico e innovador socialista", tiene como meta formar y capacitar integralmente a 307.504 jóvenes y adultos.

"Fortalecimiento y rehabilitación integral de Centros de Formación Socialista del INCES, a nivel nacional", mediante el cual se acondicionarán diez (10) centros, permitiendo la incorporación de nuevas tecnologías en las áreas agrícola, pesquera, automotriz, madera, construcción, textil, comercial, industrial y metal-minera, contribuyendo al desarrollo de la Gran Misión Saber y Trabajo Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.509.000.000**
INGRESOS CORRIENTES ORDINARIOS	3.509.000.000
INGRESOS DE LA PROPIEDAD	25.000.000
Intereses	25.000.000
Intereses internos	25.000.000
Intereses por depósitos	25.000.000
TRANSFERENCIAS CORRIENTES	3.484.000.000
Transferencias corrientes internas recibidas del sector privado	3.484.000.000
De empresas privadas	3.484.000.000
INGRESOS DE CAPITAL	**45.954.493**
RECURSOS PROPIOS DE CAPITAL	45.954.493
Incremento de la depreciación y amortización acumuladas	45.954.493
FUENTES DE FINANCIAMIENTO	**619.620.827**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	619.620.827
Disminución de otros activos financieros	619.620.827
Disminución de disponibilidades	585.930.876
Disminución de bancos	585.930.876
Disminución de cuentas por cobrar a corto plazo	33.689.951
Disminución de cuentas comerciales por cobrar a corto plazo	33.689.951
TOTAL RECURSOS	**4.174.575.320**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.861.685.589**
GASTOS DE CONSUMO	3.306.284.478
Remuneraciones	2.638.275.497
Sueldos, salarios y otras retribuciones	462.689.103
Beneficios y complementos de sueldos y salarios	1.073.851.351
Aportes patronales	96.856.425
Prestaciones sociales y otras indemnizaciones	275.773.450
Asistencia socioeconómica	662.834.131
Otros gastos de personal	66.271.037
Compra de bienes y servicios	622.054.488
Bienes de consumo	161.968.562
Servicios no personales	460.085.926
Depreciación y amortización	45.954.493
TRANSFERENCIAS Y DONACIONES CORRIENTES	555.401.111
Al sector privado	542.457.558
Transferencias corrientes al sector privado	535.203.309
Directas a personas	535.055.717
Pensiones y otros beneficios asociados	134.017.402
Jubilaciones y otros beneficios asociados	339.371.528
Otras transferencias directas a personas	61.666.787
A instituciones sin fines de lucro	147.592
Donaciones corrientes al sector privado	7.254.249
Donaciones a personas	4.754.249
Donaciones a instituciones sin fines de lucro	2.500.000
Al sector público	12.566.579
Transferencias corrientes al sector público	7.924.031
A los entes descentralizados sin fines empresariales para sus gastos	7.924.031
Donaciones corrientes al sector público	4.642.548
A la República	4.642.548

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Al sector externo	376.974
Transferencias corrientes al exterior	376.974
A organismos internacionales	376.974
GASTOS DE CAPITAL	**308.889.731**
INVERSIÓN REAL DIRECTA	308.889.731
Formación bruta de capital fijo	305.154.983
Maquinaria, equipos y otros bienes muebles	41.981.799
Construcciones de bienes de dominio privado	263.173.184
Bienes intangibles	3.734.748
APLICACIONES FINANCIERAS	**4.000.000**
DISMINUCIÓN DE PASIVOS	4.000.000
Disminución de otros pasivos	4.000.000
Disminución de otros pasivos a mediano y largo plazo	4.000.000
TOTAL GASTOS	**4.174.575.320**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120888	Formación integral de jóvenes y adultos, para contribuir al desarrollo del modelo productivo, científico, tecnológico e innovador socialista.	participante			307.504	1.847.742.559				1.847.742.559
121024	Fortalecimiento y rehabilitación integral de Centros de Formación Socialista del INCES, a nivel nacional.	centro			10	219.620.827				219.620.827
	TOTAL					2.067.363.386				2.067.363.386

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.313.222.930				1.313.222.930
02	Gestión administrativa	253.243.147				253.243.147
03	Previsión y protección social	535.203.309				535.203.309
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	5.542.548				5.542.548
	TOTAL	2.107.211.934				2.107.211.934

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.188**	**2.279**	**189**	**4.656**	**168.527.092**	**84.171.704**	**252.698.796**
Alto Nivel y de Dirección		4	1	5	174.824		174.824
Directivo	177	219	9	405	14.160.728		14.160.728
Profesional y Técnico	910	626	90	1.626	46.768.308	35.996.488	82.764.796
Personal Administrativo	350	232	72	654	18.810.869	14.478.292	33.289.161
Personal Docente	116	244	10	370	10.642.235	8.191.083	18.833.318
Personal Médico	10	13	4	27	776.595	597.728	1.374.323
Obrero	625	941	3	1.569	77.193.533	24.908.113	102.101.646
Personal Fijo a Tiempo Parcial	**1**		**27**	**28**	**984.573**	**414.272**	**1.398.845**
Personal Médico	1		27	28	984.573	414.272	1.398.845
Personal Contratado	**2.711**	**4.429**		**7.140**	**281.243.854**		**281.243.854**
Profesional y Técnico	755	788		1.543	60.633.995		60.633.995
Personal Administrativo	406	281		687	26.996.470		26.996.470
Personal Docente	1.479	3.221		4.700	184.692.010		184.692.010
Personal Médico	21	14		35	1.375.366		1.375.366
Obrero	50	125		175	7.546.013		7.546.013
TOTAL	**4.900**	**6.708**	**216**	**11.824**	**450.755.519**	**84.585.976**	**535.341.495**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**420**	**493**	**913**	**134.017.402**
Obreros	140	336	476	69.871.066
Empleados	280	157	437	64.146.336
Jubilados	**2.101**	**1.278**	**3.379**	**339.371.528**
Médicos	18	21	39	3.916.984
Obreros	188	372	560	56.243.876
Empleados	1.661	666	2.327	233.713.388
Docentes	234	219	453	45.497.280
TOTAL	**2.521**	**1.771**	**4.292**	**473.388.930**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.638.275.497
4.02	Materiales, suministros y mercancías	161.968.562
4.03	Servicios no personales	460.085.926
4.04	Activos reales	308.889.731
4.07	Transferencias y donaciones	555.401.111
4.08	Otros gastos	45.954.493
4.11	Disminución de pasivos	4.000.000
	TOTAL	**4.174.575.320**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.509.000.000**
INGRESOS CORRIENTES ORDINARIOS	3.509.000.000
INGRESOS DE LA PROPIEDAD	25.000.000
Intereses	25.000.000
Intereses internos	25.000.000
Intereses por depósitos	25.000.000
TRANSFERENCIAS CORRIENTES	3.484.000.000
Transferencias corrientes internas recibidas del sector privado	3.484.000.000
De empresas privadas	3.484.000.000
1.2 GASTOS CORRIENTES	**3.861.685.589**
GASTOS DE CONSUMO	3.306.284.478
Remuneraciones	2.638.275.497
Sueldos, salarios y otras retribuciones	462.689.103
Beneficios y complementos de sueldos y salarios	1.073.851.351
Aportes patronales	96.856.425
Prestaciones sociales y otras indemnizaciones	275.773.450
Asistencia socioeconómica	662.834.131
Otros gastos de personal	66.271.037
Compra de bienes y servicios	622.054.488
Bienes de consumo	161.968.562
Servicios no personales	460.085.926
Depreciación y amortización	45.954.493
TRANSFERENCIAS Y DONACIONES CORRIENTES	555.401.111
Al sector privado	542.457.558
Transferencias corrientes al sector privado	535.203.309
Directas a personas	535.055.717
Pensiones y otros beneficios asociados	134.017.402
Jubilaciones y otros beneficios asociados	339.371.528

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Otras transferencias directas a personas	61.666.787
A instituciones sin fines de lucro	147.592
Donaciones corrientes al sector privado	7.254.249
Donaciones a personas	4.754.249
Donaciones a instituciones sin fines de lucro	2.500.000
Al sector público	12.566.579
Transferencias corrientes al sector público	7.924.031
A los entes descentralizados sin fines empresariales para sus gastos	7.924.031
Donaciones corrientes al sector público	4.642.548
A la República	4.642.548
Al sector externo	376.974
Transferencias corrientes al exterior	376.974
A organismos internacionales	376.974
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(352.685.589)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(306.731.096)**
RECURSOS PROPIOS DE CAPITAL	(306.731.096)
Ahorro/ Desahorro en cuenta corriente	(352.685.589)
Incremento de la depreciación y amortización acumuladas	45.954.493
2.2 GASTOS DE CAPITAL	**308.889.731**
INVERSIÓN REAL DIRECTA	308.889.731
Formación bruta de capital fijo	305.154.983
Maquinaria, equipos y otros bienes muebles	41.981.799
Construcciones de bienes de dominio privado	263.173.184
Bienes intangibles	3.734.748
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(615.620.827)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**619.620.827**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	619.620.827
Disminución de otros activos financieros	619.620.827
Disminución de disponibilidades	585.930.876
Disminución de bancos	585.930.876
Disminución de cuentas por cobrar a corto plazo	33.689.951
Disminución de cuentas comerciales por cobrar a corto plazo	33.689.951
3.2 APLICACIONES FINANCIERAS	**619.620.827**
DISMINUCIÓN DE PASIVOS	4.000.000
Disminución de otros pasivos	4.000.000
Disminución de otros pasivos a mediano y largo plazo	4.000.000
DÉFICIT FINANCIERO	615.620.827

A0063

Instituto Venezolano de Investigaciones Científicas (IVIC)

INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTÍFICAS (IVIC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Venezolano de Investigaciones Científicas (IVIC), estima ser el principal ente impulsor del desarrollo científico y tecnológico de la región, a través de la generación de proyectos en áreas de impacto nacional e internacional. El IVIC, generará nuevos conocimientos a través de la investigación científica, el desarrollo tecnológico y la formación de recursos de alto nivel. Para lo cual, el Instituto será fuente de acopio informativo en el área, asesor y facilitador de servicios externos que garanticen el acceso directo y la difusión del conocimiento científico en Venezuela y en el Mundo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**553.075.376**
INGRESOS CORRIENTES ORDINARIOS	553.075.376
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	7.230.000
Venta de otros bienes y servicios	7.230.000
TRANSFERENCIAS CORRIENTES	545.254.776
Transferencias corrientes del sector público	545.254.776
Transferencias corrientes internas recibidas del sector público	545.254.776
De la República	545.254.776
OTROS INGRESOS	590.600
Otros ingresos ordinarios	590.600
INGRESOS DE CAPITAL	**3.500.000**
RECURSOS PROPIOS DE CAPITAL	3.500.000
Incremento de la depreciación y amortización acumuladas	3.500.000
FUENTES DE FINANCIAMIENTO	**44.382.379**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	37.223.805
Disminución de otros activos financieros	37.223.805
Disminución de disponibilidades	37.223.805
Disminución de bancos	37.223.805
INCREMENTO DE PASIVOS	7.158.574
Incremento de cuentas y efectos por pagar	7.158.574
Incremento de cuentas y efectos por pagar a corto plazo	7.158.574
Incremento de sueldos, salarios y otras remuneraciones por pagar	7.158.574
TOTAL RECURSOS	**600.957.755**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**521.292.318**
GASTOS DE CONSUMO	467.902.757
Remuneraciones	341.395.835
Sueldos, salarios y otras retribuciones	48.709.600
Beneficios y complementos de sueldos y salarios	136.728.993
Aportes patronales	10.135.329
Prestaciones sociales y otras indemnizaciones	45.730.532
Asistencia socioeconómica	100.047.381
Otros gastos de personal	44.000
Compra de bienes y servicios	123.006.922
Bienes de consumo	42.788.671
Servicios no personales	80.218.251
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.389.561
Al sector privado	53.389.561
Transferencias corrientes al sector privado	51.311.447
Directas a personas	50.959.446
Pensiones y otros beneficios asociados	7.715.721
Jubilaciones y otros beneficios asociados	38.437.401
Otras transferencias directas a personas	4.806.324
A empresas privadas	352.001
Donaciones corrientes al sector privado	2.078.114
Donaciones a personas	2.078.114
GASTOS DE CAPITAL	**59.097.152**
INVERSIÓN REAL DIRECTA	59.097.152
Formación bruta de capital fijo	59.097.152
Maquinaria, equipos y otros bienes muebles	59.097.152
APLICACIONES FINANCIERAS	**20.568.285**
DISMINUCIÓN DE PASIVOS	20.568.285
Disminución de cuentas y efectos por pagar	20.568.285
Disminución de cuentas y efectos por pagar a corto plazo	20.568.285
Disminución cuentas por pagar a proveedores a corto plazo	20.568.285
TOTAL GASTOS	**600.957.755**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120906	Formación de talento científico tecnológico en el marco del Plan Nacional de Ciencia, Tecnología e Innovación.	estudiante			855	497.000	14.683.179			15.180.179
120916	Socialización de la ciencia, tecnología e innovación mediante procesos participativos en la construcción e intercambio de saberes inspirados en valores humanistas socialistas, liberadores y Transformadores.	participante			11.820		3.658.595			3.658.595
120955	Prestación de servicios y asistencia técnica a organizaciones y particulares en aras de contribuir al vivir bien de la población venezolana.	servicio			3.675	4.623.600	20.395.690			25.019.290
121015	Investigaciones básicas y aplicadas en las áreas de: Salud, Ambiente, Seguridad y Soberanía Alimentaria, Energía y Petróleo, Política y Sociedad Desarrollo Industrial, Minería, Metalúrgica y Materiales, Educación, Telecomunicaciones, Vivienda y Hábitat enmarcado en el Plan Nacional de Ciencia, Tecnología e Innovación.	investigación			336	2.700.000	170.920.278			173.620.278
	TOTAL					**7.820.600**	**209.657.742**			**217.478.342**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	7.158.574	206.987.646			214.146.220
02	Gestión administrativa	40.723.805	82.456.266			123.180.071
03	Previsión y protección social		46.153.122			46.153.122
	TOTAL	**47.882.379**	**335.597.034**			**383.479.413**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**545**	**711**	**158**	**1.414**	**37.443.738**	**96.264**	**37.540.002**
Alto Nivel y de Dirección	40	20	6	66	2.718.030		2.718.030
Profesional y Técnico	193	77	79	349	6.958.242	69.594	7.027.836
Personal Administrativo	67	19	73	159	2.748.228	26.670	2.774.898
Personal de Investigación	202	184		386	16.891.890		16.891.890
Obrero	43	411		454	8.127.348		8.127.348
Personal Contratado	**147**	**149**		**296**	**9.827.829**		**9.827.829**
Directivo	1	1		2	79.812		79.812
Profesional y Técnico	15	17		32	902.940		902.940
Personal Administrativo	6	5		11	189.078		189.078
Personal de Investigación	125	126		251	8.655.999		8.655.999
TOTAL	**692**	**860**	**158**	**1.710**	**47.271.567**	**96.264**	**47.367.831**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**83**	**149**	**232**	**7.715.721**
Obreros	37	133	170	4.912.615
Empleados	46	16	62	2.803.106
Jubilados	**171**	**181**	**352**	**38.437.401**
Empleados	171	181	352	38.437.401
TOTAL	**254**	**330**	**584**	**46.153.122**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	341.395.835
4.02	Materiales, suministros y mercancías	42.788.671
4.03	Servicios no personales	80.218.251
4.04	Activos reales	59.097.152
4.07	Transferencias y donaciones	53.389.561
4.08	Otros gastos	3.500.000
4.11	Disminución de pasivos	20.568.285
	TOTAL	**600.957.755**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**553.075.376**
INGRESOS CORRIENTES ORDINARIOS	553.075.376
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	7.230.000
Venta de otros bienes y servicios	7.230.000
TRANSFERENCIAS CORRIENTES	545.254.776
Transferencias corrientes del sector público	545.254.776
Transferencias corrientes internas recibidas del sector público	545.254.776
De la República	545.254.776
Recursos Ordinarios	545.254.776
OTROS INGRESOS	590.600
Otros ingresos ordinarios	590.600
1.2 GASTOS CORRIENTES	**521.292.318**
GASTOS DE CONSUMO	467.902.757
Remuneraciones	341.395.835
Sueldos, salarios y otras retribuciones	48.709.600
Beneficios y complementos de sueldos y salarios	136.728.993
Aportes patronales	10.135.329
Prestaciones sociales y otras indemnizaciones	45.730.532
Asistencia socioeconómica	100.047.381
Otros gastos de personal	44.000
Compra de bienes y servicios	123.006.922
Bienes de consumo	42.788.671
Servicios no personales	80.218.251
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.389.561
Al sector privado	53.389.561
Transferencias corrientes al sector privado	51.311.447
Directas a personas	50.959.446
Pensiones y otros beneficios asociados	7.715.721
Jubilaciones y otros beneficios asociados	38.437.401
Otras transferencias directas a personas	4.806.324
A empresas privadas	352.001

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector privado	2.078.114
Donaciones a personas	2.078.114
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**31.783.058**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**35.283.058**
RECURSOS PROPIOS DE CAPITAL	35.283.058
Ahorro/ Desahorro en cuenta corriente	31.783.058
Incremento de la depreciación y amortización acumuladas	3.500.000
2.2 GASTOS DE CAPITAL	**59.097.152**
INVERSIÓN REAL DIRECTA	59.097.152
Formación bruta de capital fijo	59.097.152
Maquinaria, equipos y otros bienes muebles	59.097.152
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(23.814.094)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**44.382.379**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	37.223.805
Disminución de otros activos financieros	37.223.805
Disminución de disponibilidades	37.223.805
Disminución de bancos	37.223.805
INCREMENTO DE PASIVOS	7.158.574
Incremento de cuentas y efectos por pagar	7.158.574
Incremento de cuentas y efectos por pagar a corto plazo	7.158.574
Incremento de sueldos, salarios y otras remuneraciones por pagar	7.158.574
3.2 APLICACIONES FINANCIERAS	**44.382.379**
DISMINUCIÓN DE PASIVOS	20.568.285
Disminución de cuentas y efectos por pagar	20.568.285
Disminución de cuentas y efectos por pagar a corto plazo	20.568.285
Disminución cuentas por pagar a proveedores a corto plazo	20.568.285
DÉFICIT FINANCIERO	23.814.094

A0191

Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)

OBSERVATORIO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (ONCTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Su objetivo consiste en surtir de información confiable y autorizada en temas relativos a la ciencia, la tecnología y la innovación con impacto directo en el desarrollo económico - social de la Nación. Para contribuir a las organizaciones públicas y privadas que conforman el Sistema Nacional de Ciencia, Tecnología e Innovación a decidir sobre esta materia.

Su visión está dirigida a obtener, coordinar, articular y producir información de manera confiable, en ciencia, tecnología e innovación en el territorio Nacional, con fines comparativos de interrelación y participación del Sector Público.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**201.799.397**
INGRESOS CORRIENTES ORDINARIOS	201.799.397
TRANSFERENCIAS CORRIENTES	201.799.397
Transferencias corrientes del sector público	201.799.397
Transferencias corrientes internas recibidas del sector público	201.799.397
De la República	28.600.000
De los entes descentralizados sin fines empresariales	173.199.397
INGRESOS DE CAPITAL	**2.056.113**
RECURSOS PROPIOS DE CAPITAL	2.056.113
Incremento de la depreciación y amortización acumuladas	2.056.113
FUENTES DE FINANCIAMIENTO	**11.400.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.400.000
Disminución de otros activos financieros	11.400.000
Disminución de disponibilidades	11.400.000
Disminución de caja	11.400.000
TOTAL RECURSOS	**215.255.510**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**208.239.658**
GASTOS DE CONSUMO	55.239.658
Remuneraciones	26.899.597
Sueldos, salarios y otras retribuciones	7.466.000
Beneficios y complementos de sueldos y salarios	11.853.000
Aportes patronales	805.000
Prestaciones sociales y otras indemnizaciones	777.597
Asistencia socioeconómica	5.798.000
Otros gastos de personal	200.000
Compra de bienes y servicios	24.107.430
Bienes de consumo	5.969.780
Servicios no personales	18.137.650
Impuestos indirectos	2.176.518
Depreciación y amortización	2.056.113
TRANSFERENCIAS Y DONACIONES CORRIENTES	153.000.000
Al sector privado	153.000.000
Transferencias corrientes al sector privado	153.000.000
Directas a personas	153.000.000
Otras transferencias directas a personas	153.000.000
GASTOS DE CAPITAL	**7.015.852**
INVERSIÓN REAL DIRECTA	7.015.852
Formación bruta de capital fijo	7.015.852
Maquinaria, equipos y otros bienes muebles	7.015.852
TOTAL GASTOS	**215.255.510**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120762	Fortalecimiento del Programa de Estímulo a la Investigación e Innovación y ampliación del registro nacional de investigadores, innovadores y centros de investigación	sistema			1		2.596.088		155.576.686	158.172.774
120771	Fortalecimiento y consolidación de la infraestructura para los sistemas de información del ONCTI	sistema			1		5.555.142		17.622.711	23.177.853
120790	Sistema Nacional de Observatorios Socialistas , SINOS e Interacción Sociopolítica y Productiva.	sistema			1	1.103.969	1.704.910			2.808.879
120805	Implantación del Repositorio de Datos Estratégicos del Sistema Nacional de Ciencia, Tecnología e Innovación	software			1	3.158.279	796.817			3.955.096
	TOTAL					**4.262.248**	**10.652.957**		**173.199.397**	**188.114.602**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.525.000	16.246.640			17.771.640
02	Gestión administrativa	7.668.865	1.700.403			9.369.268
	TOTAL	**9.193.865**	**17.947.043**			**27.140.908**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**24**	**26**		**50**	**3.150.000**		**3.150.000**
Alto Nivel y de Dirección		1		1	450.000		450.000
Directivo	4	7		11	850.000		850.000
Profesional y Técnico	13	12		25	1.850.000		1.850.000
Personal Contratado	**16**	**9**		**25**	**3.230.000**		**3.230.000**
Profesional y Técnico	12	7		19	2.372.716		2.372.716
Personal Administrativo	4	2		6	857.284		857.284
TOTAL	**40**	**35**		**75**	**6.380.000**		**6.380.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	26.899.597
4.02	Materiales, suministros y mercancías	5.969.780
4.03	Servicios no personales	20.314.168
4.04	Activos reales	7.015.852
4.07	Transferencias y donaciones	153.000.000
4.08	Otros gastos	2.056.113
	TOTAL	**215.255.510**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**201.799.397**
INGRESOS CORRIENTES ORDINARIOS	201.799.397
TRANSFERENCIAS CORRIENTES	201.799.397
Transferencias corrientes del sector público	201.799.397
Transferencias corrientes internas recibidas del sector público	201.799.397
De la República	28.600.000
Recursos Ordinarios	28.600.000
De los entes descentralizados sin fines empresariales	173.199.397
1.2 GASTOS CORRIENTES	**208.239.658**
GASTOS DE CONSUMO	55.239.658
Remuneraciones	26.899.597
Sueldos, salarios y otras retribuciones	7.466.000
Beneficios y complementos de sueldos y salarios	11.853.000
Aportes patronales	805.000
Prestaciones sociales y otras indemnizaciones	777.597
Asistencia socioeconómica	5.798.000
Otros gastos de personal	200.000
Compra de bienes y servicios	24.107.430
Bienes de consumo	5.969.780
Servicios no personales	18.137.650
Impuestos indirectos	2.176.518
Depreciación y amortización	2.056.113
TRANSFERENCIAS Y DONACIONES CORRIENTES	153.000.000
Al sector privado	153.000.000
Transferencias corrientes al sector privado	153.000.000
Directas a personas	153.000.000
Otras transferencias directas a personas	153.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(6.440.261)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(4.384.148)**
RECURSOS PROPIOS DE CAPITAL	(4.384.148)
Ahorro/ Desahorro en cuenta corriente	(6.440.261)
Incremento de la depreciación y amortización acumuladas	2.056.113
2.2 GASTOS DE CAPITAL	**7.015.852**
INVERSIÓN REAL DIRECTA	7.015.852
Formación bruta de capital fijo	7.015.852
Maquinaria, equipos y otros bienes muebles	7.015.852
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(11.400.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.400.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.400.000
Disminución de otros activos financieros	11.400.000
Disminución de disponibilidades	11.400.000
Disminución de caja	11.400.000
3.2 APLICACIONES FINANCIERAS	**11.400.000**
DÉFICIT FINANCIERO	11.400.000

A0209

Centro Nacional de Tecnologías de Información (CNTI)

CENTRO NACIONAL DE TECNOLOGÍAS DE INFORMACIÓN (CNTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Centro Nacional de Tecnologías de Información (CNTI) tiene como misión potenciar los esfuerzos en materia de Tecnologías de Información, que se desarrollen en el sector Gobierno y en las comunidades organizadas, con el fin de contribuir a la eficiencia y efectividad del Estado, así como impulsar el desarrollo y fortalecimiento de la capacidad nacional del sector de las Tecnologías de Información (TI) y sus objetivos generales son:

- Contribuir a la implantación de Tecnologías de Información Libres en el Gobierno Nacional para el fomento y consolidación de la soberanía de la Nación.
- Implantar y articular plataformas y servicios en tecnologías de información libres para agilizar los procesos de servicios públicos en beneficio de las comunidades dentro del marco de eficiencia, eficacia y transparencia.
- Contribuir con el desarrollo de las comunidades organizadas respecto a su educación y formación, haciendo uso efectivo de las Tecnologías de Información.
- Fortalecer el proceso de desarrollo endógeno, la independencia tecnológica y la consolidación de la Industria Nacional de Tecnologías de Información Libres.
- Vincular el desarrollo de una plataforma tecnológica a mecanismos de certificación, estándares y normas para la prestación de servicios públicos de calidad.
- Impulsar al CNTI hacia un tipo de organización ágil, eficiente, dinámica y con una alta capacidad de respuesta a las necesidades de la sociedad y del Estado en materia de Tecnologías de Información.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**68.673.249**
INGRESOS CORRIENTES ORDINARIOS	68.673.249
TRANSFERENCIAS CORRIENTES	68.673.249
Transferencias corrientes del sector público	68.673.249
Transferencias corrientes internas recibidas del sector público	68.673.249
De la República	58.064.950
De los entes descentralizados sin fines empresariales	10.608.299
FUENTES DE FINANCIAMIENTO	**11.326.751**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.326.751
Disminución de otros activos financieros	11.326.751
Disminución de disponibilidades	11.326.751
Disminución de bancos	11.326.751
TOTAL RECURSOS	**80.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**79.100.000**
GASTOS DE CONSUMO	78.700.000
Remuneraciones	62.101.071
Sueldos, salarios y otras retribuciones	16.140.147
Beneficios y complementos de sueldos y salarios	21.313.397
Aportes patronales	1.898.141
Prestaciones sociales y otras indemnizaciones	4.424.123
Asistencia socioeconómica	18.325.263
Compra de bienes y servicios	16.138.135
Bienes de consumo	2.939.952
Servicios no personales	13.198.183
Impuestos indirectos	460.794
TRANSFERENCIAS Y DONACIONES CORRIENTES	400.000
Al sector privado	400.000
Transferencias corrientes al sector privado	400.000
Directas a personas	400.000
Pensiones y otros beneficios asociados	400.000
GASTOS DE CAPITAL	**900.000**
INVERSIÓN REAL DIRECTA	900.000
Formación bruta de capital fijo	900.000
Maquinaria, equipos y otros bienes muebles	900.000
TOTAL GASTOS	**80.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120605	Impulso del gobierno electrónico y uso de los servicios integrados de Tecnología de Información Libres contenidos en la Plataforma Tecnológica Colaborativa para la Administración Pública Nacional (APN) y las Comunidades Organizadas.	servicio			43	3.885.971	25.868.616			29.754.587
120668	Fortalecimiento del proyecto modernización de plataformas y sistemas tecnológicos para el impulso de las Tecnologías de Información Libres (TIL) en las instituciones de la Administración Pública Nacional (APN) y en comunidades organizadas Fase III.	módulo			10	1.501.404	4.605.606		4.326.567	10.433.577
120669	Canaima Educativo, Tecnologías de Información Libres en apoyo al proceso de educación de los subsistemas de educación básica y media. Fase III.	módulo			11				6.281.732	6.281.732
	TOTAL					5.387.375	30.474.222		10.608.299	46.469.896

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.190.332	27.590.728			28.781.060
02	Gestión administrativa	4.349.044				4.349.044
03	Previsión y protección social	400.000				400.000
	TOTAL	5.939.376	27.590.728			33.530.104

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**134**	**118**		**252**	**12.928.240**	**3.078.897**	**16.007.137**
Alto Nivel y de Dirección	23	24		47	3.524.834	858.860	4.383.694
Profesional y Técnico	85	82		167	7.998.657	1.630.896	9.629.553
Personal Administrativo	19	6		25	936.749	489.115	1.425.864
Obrero	7	6		13	468.000	100.026	568.026
Personal Contratado	**10**			**10**	**3.145.789**		**3.145.789**
Profesional y Técnico	10			10	3.145.789		3.145.789
TOTAL	**144**	**118**		**262**	**16.074.029**	**3.078.897**	**19.152.926**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**4**	**1**	**5**	**400.000**
Empleados	4	1	5	400.000
TOTAL	**4**	**1**	**5**	**400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	62.101.071
4.02	Materiales, suministros y mercancías	2.939.952
4.03	Servicios no personales	13.658.977
4.04	Activos reales	900.000
4.07	Transferencias y donaciones	400.000
	TOTAL	**80.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**68.673.249**
INGRESOS CORRIENTES ORDINARIOS	68.673.249
TRANSFERENCIAS CORRIENTES	68.673.249
Transferencias corrientes del sector público	68.673.249
Transferencias corrientes internas recibidas del sector público	68.673.249
De la República	58.064.950
Recursos Ordinarios	58.064.950
De los entes descentralizados sin fines empresariales	10.608.299
1.2 GASTOS CORRIENTES	**79.100.000**
GASTOS DE CONSUMO	78.700.000
Remuneraciones	62.101.071
Sueldos, salarios y otras retribuciones	16.140.147
Beneficios y complementos de sueldos y salarios	21.313.397
Aportes patronales	1.898.141
Prestaciones sociales y otras indemnizaciones	4.424.123
Asistencia socioeconómica	18.325.263
Compra de bienes y servicios	16.138.135
Bienes de consumo	2.939.952
Servicios no personales	13.198.183
Impuestos indirectos	460.794
TRANSFERENCIAS Y DONACIONES CORRIENTES	400.000
Al sector privado	400.000
Transferencias corrientes al sector privado	400.000
Directas a personas	400.000
Pensiones y otros beneficios asociados	400.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(10.426.751)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(10.426.751)**
RECURSOS PROPIOS DE CAPITAL	(10.426.751)
Ahorro/ Desahorro en cuenta corriente	(10.426.751)
2.2 GASTOS DE CAPITAL	**900.000**
INVERSIÓN REAL DIRECTA	900.000
Formación bruta de capital fijo	900.000
Maquinaria, equipos y otros bienes muebles	900.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(11.326.751)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.326.751**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.326.751
Disminución de otros activos financieros	11.326.751
Disminución de disponibilidades	11.326.751
Disminución de bancos	11.326.751
3.2 APLICACIONES FINANCIERAS	**11.326.751**
DÉFICIT FINANCIERO	11.326.751

A0226

Academia de Ciencias Agrícolas de Venezuela (ACAV)

ACADEMIA DE CIENCIAS AGRÍCOLAS DE VENEZUELA (ACAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Academia de Ciencias Agrícolas para el año 2014 continuará gestionando y ejecutando los procesos de formación, investigación, innovación y prestación de servicios especializados en el sistema agroalimentario nacional, a los fines de dinamizar la producción agrícola y el fortalecimiento tecnológico, para garantizar la soberanía agroalimentaria conforme lo establecido en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

En este sentido, la institución busca incrementar la participación y capacidades técnicas de los productores, instituciones y organizaciones socio productivas en el manejo de alternativas tecnológicas sustentables, para el aprovechamiento integral de los recursos, para lo cual dispone del proyecto de desarrollo integral socio productivo del área de influencia de las cuencas Masparro-Bocono-Tucupido y el proyecto observatorio nacional de formación, investigación e innovación en el sector agroalimentario.

Para el cumplimiento de sus actividades, el Presupuesto de Ingresos y Gastos para el año 2014 asciende a la cantidad de Bs. 16.942.898, de los cuales Bs. 10.650.168 están destinados a los proyectos y Bs. 6.292.730 cubrir las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**5.000.000**
INGRESOS CORRIENTES ORDINARIOS	5.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
FUENTES DE FINANCIAMIENTO	**11.942.898**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.942.898
Disminución de otros activos financieros	11.942.898
Disminución de disponibilidades	11.942.898
Disminución de bancos	11.942.898
TOTAL RECURSOS	**16.942.898**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**13.075.903**
GASTOS DE CONSUMO	13.075.903
Remuneraciones	8.784.918
Sueldos, salarios y otras retribuciones	2.765.753
Beneficios y complementos de sueldos y salarios	2.668.427
Aportes patronales	485.286
Prestaciones sociales y otras indemnizaciones	738.186
Asistencia socioeconómica	2.127.266
Compra de bienes y servicios	4.290.985
Bienes de consumo	1.883.644
Servicios no personales	2.407.341
GASTOS DE CAPITAL	**3.866.995**
INVERSIÓN REAL DIRECTA	3.866.995
Formación bruta de capital fijo	3.779.620
Maquinaria, equipos y otros bienes muebles	3.245.257
Construcciones de bienes de dominio público	534.363
Bienes intangibles	87.375
TOTAL GASTOS	**16.942.898**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121102	Desarrollo integral socio-productivo del área de influencia de las Cuencas Masparro-Bocono-Tucupido	participante			2.338	4.744.403				4.744.403
121243	Observatorio Nacional de Formación, Investigación e Innovación en el sector Agroalimentario.	Plataforma tecnológica			5	5.905.765				5.905.765
TOTAL						**10.650.168**				**10.650.168**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	292.730	5.000.000			5.292.730
02	Gestión administrativa	1.000.000				1.000.000
03	Previsión y protección social					
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres					
TOTAL		**1.292.730**	**5.000.000**			**6.292.730**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**	**2**		**3**	**340.982**		**340.982**
Alto Nivel y de Dirección	1	2		3	340.982		340.982
Personal Contratado	**33**	**39**		**72**	**2.572.197**		**2.572.197**
Directivo	4	2		6	200.000		200.000
Profesional y Técnico	17	23		40	1.753.800		1.753.800
Personal Administrativo	7			7	166.490		166.490
Obrero	5	14		19	451.907		451.907
TOTAL	**34**	**41**		**75**	**2.913.179**		**2.913.179**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	8.784.918
4.02	Materiales, suministros y mercancías	1.883.644
4.03	Servicios no personales	2.407.341
4.04	Activos reales	3.866.995
	TOTAL	**16.942.898**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.000.000**
INGRESOS CORRIENTES ORDINARIOS	5.000.000
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
Ministerio del Poder Popular para Ciencia, Tecnología e Innovación	5.000.000
Recursos Ordinarios	5.000.000
1.2 GASTOS CORRIENTES	**13.075.903**
GASTOS DE CONSUMO	13.075.903
Remuneraciones	8.784.918
Sueldos, salarios y otras retribuciones	2.765.753
Beneficios y complementos de sueldos y salarios	2.668.427
Aportes patronales	485.286
Prestaciones sociales y otras indemnizaciones	738.186
Asistencia socioeconómica	2.127.266
Compra de bienes y servicios	4.290.985
Bienes de consumo	1.883.644
Servicios no personales	2.407.341
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(8.075.903)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(8.075.903)**
RECURSOS PROPIOS DE CAPITAL	(8.075.903)
Ahorro/ Desahorro en cuenta corriente	(8.075.903)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**3.866.995**
INVERSIÓN REAL DIRECTA	3.866.995
Formación bruta de capital fijo	3.779.620
Maquinaria, equipos y otros bienes muebles	3.245.257
Construcciones de bienes de dominio público	534.363
Bienes intangibles	87.375
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(11.942.898)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.942.898**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.942.898
Disminución de otros activos financieros	11.942.898
Disminución de disponibilidades	11.942.898
Disminución de bancos	11.942.898
3.2 APLICACIONES FINANCIERAS	**11.942.898**
DÉFICIT FINANCIERO	11.942.898

A0271

Fundación Centro Nacional de Investigación y Certificación en Vivienda, Hábitat y Desarrollo Urbano

FUNDACIÓN CENTRO NACIONAL DE INVESTIGACIÓN Y CERTIFICACIÓN EN VIVIENDA, HÁBITAT Y DESARROLLO URBANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación, tiene por objeto realizar actividades de investigación científica y tecnológica, certificación y normalización para garantizar la calidad e idoneidad de materiales, tipologías, tecnologías y diseños, usos y aplicaciones en vivienda, hábitat y desarrollo urbano, entre otras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**39.427.023**
INGRESOS CORRIENTES ORDINARIOS	39.427.023
INGRESOS DE OPERACIÓN	34.427.023
Otros ingresos de operación	34.427.023
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
INGRESOS DE CAPITAL	**24.635**
RECURSOS PROPIOS DE CAPITAL	24.635
Incremento de la depreciación y amortización acumuladas	24.635
TOTAL RECURSOS	**39.451.658**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**34.460.390**
GASTOS DE CONSUMO	33.860.390
Remuneraciones	17.800.332
Sueldos, salarios y otras retribuciones	6.115.802
Beneficios y complementos de sueldos y salarios	3.534.304
Aportes patronales	577.091
Prestaciones sociales y otras indemnizaciones	1.036.420
Asistencia socioeconómica	3.580.993
Otros gastos de personal	2.955.722
Compra de bienes y servicios	13.575.873
Bienes de consumo	1.789.149
Servicios no personales	11.786.724
Impuestos indirectos	2.459.550
Depreciación y amortización	24.635
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.000
Al sector privado	600.000
Donaciones corrientes al sector privado	600.000
Donaciones a personas	600.000
GASTOS DE CAPITAL	**4.991.268**
INVERSIÓN REAL DIRECTA	4.991.268
Formación bruta de capital fijo	4.991.268
Maquinaria, equipos y otros bienes muebles	4.991.268
TOTAL GASTOS	**39.451.658**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121096	Estudio, Evaluación y Certificación de: Infraestructuras, Materiales, Equipos y Técnicas Constructivas; para el Desarrollo y Equipamiento Urbano.	sistema			2	20.805.345	3.000.000			23.805.345
	TOTAL					**20.805.345**	**3.000.000**			**23.805.345**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	9.946.860	1.000.000			10.946.860
02	Gestión administrativa	3.699.453	1.000.000			4.699.453
	TOTAL	**13.646.313**	**2.000.000**			**15.646.313**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**11**	**7**	**23**	**1.259.572**	**524.381**	**1.783.953**
Directivo		2	2	4	511.615	255.807	767.422
Profesional y Técnico	2	2		4	330.846	60.018	390.864
Personal Administrativo		2	1	3	129.043	64.522	193.565
Personal de Investigación	1	5	4	10	288.068	144.034	432.102
Personal Contratado	**21**	**21**		**42**	**4.394.970**		**4.394.970**
Profesional y Técnico	21	21		42	4.394.970		4.394.970
TOTAL	**26**	**32**	**7**	**65**	**5.654.542**	**524.381**	**6.178.923**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	17.800.332
4.02	Materiales, suministros y mercancías	1.789.149
4.03	Servicios no personales	14.246.274
4.04	Activos reales	4.991.268
4.07	Transferencias y donaciones	600.000
4.08	Otros gastos	24.635
	TOTAL	**39.451.658**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**39.427.023**
INGRESOS CORRIENTES ORDINARIOS	39.427.023
INGRESOS DE OPERACIÓN	34.427.023
Otros ingresos de operación	34.427.023
TRANSFERENCIAS CORRIENTES	5.000.000
Transferencias corrientes del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
Recursos Ordinarios	5.000.000
1.2 GASTOS CORRIENTES	**34.460.390**
GASTOS DE CONSUMO	33.860.390
Remuneraciones	17.800.332
Sueldos, salarios y otras retribuciones	6.115.802
Beneficios y complementos de sueldos y salarios	3.534.304
Aportes patronales	577.091
Prestaciones sociales y otras indemnizaciones	1.036.420
Asistencia socioeconómica	3.580.993
Otros gastos de personal	2.955.722
Compra de bienes y servicios	13.575.873
Bienes de consumo	1.789.149
Servicios no personales	11.786.724
Impuestos indirectos	2.459.550
Depreciación y amortización	24.635
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.000
Al sector privado	600.000
Donaciones corrientes al sector privado	600.000
Donaciones a personas	600.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.966.633**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.991.268**
RECURSOS PROPIOS DE CAPITAL	4.991.268
Ahorro/ Desahorro en cuenta corriente	4.966.633
Incremento de la depreciación y amortización acumuladas	24.635
2.2 GASTOS DE CAPITAL	**4.991.268**
INVERSIÓN REAL DIRECTA	4.991.268
Formación bruta de capital fijo	4.991.268
Maquinaria, equipos y otros bienes muebles	4.991.268
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0303

Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

FUNDACIÓN CENTRO DE INVESTIGACIONES DEL ESTADO PARA LA PRODUCCIÓN EXPERIMENTAL AGROINDUSTRIAL (CIEPE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación tiene como misión innovar y desarrollar soluciones tecnológicas, para las necesidades de los diferentes actores del sistema agroproductivo a fin de fortalecer la seguridad alimentaria a través de la investigación, acompañamiento, formación, transferencia tecnológica, con énfasis en los procesos agroindustriales, todo ello alineado a las directrices del Plan Nacional de Ciencia Tecnología e Innovación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**43.191.193**
INGRESOS CORRIENTES ORDINARIOS	43.191.193
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.374.385
Venta de otros bienes y servicios	15.374.385
TRANSFERENCIAS CORRIENTES	27.786.808
Transferencias corrientes del sector público	27.786.808
Transferencias corrientes internas recibidas del sector público	27.786.808
De la República	18.292.567
De los entes descentralizados sin fines empresariales	7.164.334
De los entes descentralizados financieros no bancarios	2.329.907
OTROS INGRESOS	30.000
Otros ingresos ajenos a la operación	30.000
INGRESOS DE CAPITAL	**2.400.000**
RECURSOS PROPIOS DE CAPITAL	2.400.000
Incremento de la depreciación y amortización acumuladas	2.400.000
FUENTES DE FINANCIAMIENTO	**146.819**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	146.819
Disminución de otros activos financieros	146.819
Disminución de efectos por cobrar a corto plazo	146.819
Disminución de efectos comerciales por cobrar a corto plazo	146.819
TOTAL RECURSOS	**45.738.012**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**41.197.285**
GASTOS DE CONSUMO	37.714.970
Remuneraciones	21.580.328
Sueldos, salarios y otras retribuciones	12.014.637
Beneficios y complementos de sueldos y salarios	1.400.000
Aportes patronales	788.177
Prestaciones sociales y otras indemnizaciones	1.570.987
Asistencia socioeconómica	5.806.527
Compra de bienes y servicios	13.734.642
Bienes de consumo	2.967.895
Servicios no personales	10.766.747
Depreciación y amortización	2.400.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.482.315
Al sector privado	3.482.315
Transferencias corrientes al sector privado	3.482.315
Directas a personas	2.068.172
Pensiones y otros beneficios asociados	78.571
Jubilaciones y otros beneficios asociados	1.989.601
Otras transferencias corrientes internas al sector privado	1.414.143
GASTOS DE CAPITAL	**4.540.727**
INVERSIÓN REAL DIRECTA	4.540.727
Formación bruta de capital fijo	4.540.727
Maquinaria, equipos y otros bienes muebles	4.122.816
Construcciones de bienes de dominio privado	417.911
TOTAL GASTOS	**45.738.012**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120609	Desarrollo de las capacidades científicos - tecnológicas del sector agroindustrial vinculada al incremento de la producción nacional.	asistencia técnica			1		5.176.690		9.494.241	14.670.931
	TOTAL						**5.176.690**		**9.494.241**	**14.670.931**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	6.617.585	9.017.234			15.634.819
02	Gestión administrativa	10.733.619	2.630.471			13.364.090
03	Previsión y protección social	600.000	1.468.172			2.068.172
	TOTAL	**17.951.204**	**13.115.877**			**31.067.081**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**85**	**77**		**162**	**4.238.656**		**4.238.656**
Alto Nivel y de Dirección	20	7		27	908.326		908.326
Directivo		3		3	146.556		146.556
Profesional y Técnico	54	46		100	1.877.675		1.877.675
Personal Administrativo		2		2	224.198		224.198
Personal de Investigación	5	4		9	700.624		700.624
Obrero	6	15		21	381.277		381.277
Personal Contratado	**22**	**49**		**71**	**3.680.829**		**3.680.829**
Profesional y Técnico	22	49		71	3.680.829		3.680.829
TOTAL	**107**	**126**		**233**	**7.919.485**		**7.919.485**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**78.571**
Empleados	1		1	78.571
Jubilados	**11**	**5**	**16**	**1.989.601**
Obreros	2	1	3	265.338
Empleados	9	4	13	1.724.263
TOTAL	**12**	**5**	**17**	**2.068.172**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	21.580.328
4.02	Materiales, suministros y mercancías	2.967.895
4.03	Servicios no personales	10.766.747
4.04	Activos reales	4.540.727
4.07	Transferencias y donaciones	3.482.315
4.08	Otros gastos	2.400.000
	TOTAL	**45.738.012**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**43.191.193**
INGRESOS CORRIENTES ORDINARIOS	43.191.193
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.374.385
Venta de otros bienes y servicios	15.374.385
TRANSFERENCIAS CORRIENTES	27.786.808
Transferencias corrientes del sector público	27.786.808
Transferencias corrientes internas recibidas del sector público	27.786.808
De la República	18.292.567
Recursos Ordinarios	18.292.567
De los entes descentralizados sin fines empresariales	7.164.334
De los entes descentralizados financieros no bancarios	2.329.907
OTROS INGRESOS	30.000
Otros ingresos ajenos a la operación	30.000
1.2 GASTOS CORRIENTES	**41.197.285**
GASTOS DE CONSUMO	37.714.970
Remuneraciones	21.580.328
Sueldos, salarios y otras retribuciones	12.014.637
Beneficios y complementos de sueldos y salarios	1.400.000
Aportes patronales	788.177
Prestaciones sociales y otras indemnizaciones	1.570.987
Asistencia socioeconómica	5.806.527
Compra de bienes y servicios	13.734.642
Bienes de consumo	2.967.895
Servicios no personales	10.766.747
Depreciación y amortización	2.400.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.482.315
Al sector privado	3.482.315
Transferencias corrientes al sector privado	3.482.315
Directas a personas	2.068.172
Pensiones y otros beneficios asociados	78.571
Jubilaciones y otros beneficios asociados	1.989.601

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Otras transferencias corrientes internas al sector privado	1.414.143
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.993.908**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.393.908**
RECURSOS PROPIOS DE CAPITAL	4.393.908
Ahorro/ Desahorro en cuenta corriente	1.993.908
Incremento de la depreciación y amortización acumuladas	2.400.000
2.2 GASTOS DE CAPITAL	**4.540.727**
INVERSIÓN REAL DIRECTA	4.540.727
Formación bruta de capital fijo	4.540.727
Maquinaria, equipos y otros bienes muebles	4.122.816
Construcciones de bienes de dominio privado	417.911
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(146.819)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**146.819**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	146.819
Disminución de otros activos financieros	146.819
Disminución de efectos por cobrar a corto plazo	146.819
Disminución de efectos comerciales por cobrar a corto plazo	146.819
3.2 APLICACIONES FINANCIERAS	**146.819**
DÉFICIT FINANCIERO	146.819

A0313

Fundación Instituto de Estudios Avanzados (IDEA)

FUNDACIÓN INSTITUTO DE ESTUDIOS AVANZADOS (IDEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Instituto de Estudios Avanzados (IDEA), fue creada el 15 de noviembre de 1979 y desde su inicio en el campus, realiza investigaciones en biología humana, específicamente en neurología y genética. Recientemente, se crearon unidades de investigación en genómica, en biotecnología de plantas, en biotecnología aplicada al petróleo, al ambiente y a los recursos naturales en bioética y bioseguridad.

La visión del IDEA, es constituirse en un Instituto de referencia nacional e internacional en biotecnología y áreas afines a la biología. Su orientación debe ser la búsqueda de la excelencia científica y académica, promoviendo el carácter competitivo e innovador en dichas áreas. Así mismo, fomentar la generación de conocimientos en bioética y bioseguridad con el propósito de preservar la biodiversidad y mejorar la percepción pública sobre los productos, procesos y servicios de la bioindustria.

La misión del IDEA, es organizar, coordinar y crear espacios que concentren a grupos de investigadores, con el propósito de desarrollar programas y proyectos de investigación e innovación en el área de las ciencias biológicas y afines. Ello facilitará, el flujo de conocimientos relacionados con la biotecnología, la bioética y la bioseguridad, para mejorar la calidad de vida, preservar la biodiversidad y contribuir con el progreso del país y de la región.

IDEA, es la ciudadela de la innovación en Ciencias de la Vida y la Salud; cuenta con laboratorios espaciosos y bien diseñados, en un ambiente agradable y tranquilo. Además, posee un Centro de Convenciones con amplios salones de conferencias y auditórium con facilidades de hospedaje y alimentación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**93.347.585**
INGRESOS CORRIENTES ORDINARIOS	93.347.585
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	390.000
Venta de otros bienes y servicios	390.000
TRANSFERENCIAS CORRIENTES	92.957.585
Transferencias corrientes del sector público	92.957.585
Transferencias corrientes internas recibidas del sector público	92.957.585
De la República	92.957.585
INGRESOS DE CAPITAL	**8.434.288**
RECURSOS PROPIOS DE CAPITAL	8.434.288
Incremento de la depreciación y amortización acumuladas	8.434.288
TOTAL RECURSOS	**101.781.873**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**101.781.873**
GASTOS DE CONSUMO	95.409.755
Remuneraciones	73.218.166
Sueldos, salarios y otras retribuciones	7.786.491
Beneficios y complementos de sueldos y salarios	18.999.034
Aportes patronales	1.220.206
Prestaciones sociales y otras indemnizaciones	17.162.005
Asistencia socioeconómica	28.046.830
Otros gastos de personal	3.600
Compra de bienes y servicios	13.757.301
Bienes de consumo	2.546.247
Servicios no personales	11.211.054
Depreciación y amortización	8.434.288
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.372.118
Al sector privado	6.372.118
Transferencias corrientes al sector privado	6.372.118
Directas a personas	6.372.118
Jubilaciones y otros beneficios asociados	6.372.118
TOTAL GASTOS	**101.781.873**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Max.	Total					
120660	Generación, aplicación, desarrollo e innovación de estudios avanzados para la prevención, el diagnostico y el tratamiento de enfermedades crónicas en las áreas prioritaria de salud pública.	muestra			1.804		5.666.254			5.666.254
120730	Incrementar las capacidades científicas-tecnológicas y la prestación de servicios en el mejoramiento de rubros agrícolas tradicionales prioritarios y estratégicos que contribuyan a la soberanía alimentaria.	tecnología			1		3.347.967			3.347.967
120824	Estudio de las transformaciones sociopolíticas en la Venezuela del siglo XXI.	investigación			1		5.190.773			5.190.773
120825	Desarrollo de procesos biotecnológicos innovadores y complementarios para incrementar el valor comercial de crudos pesados y extrapesados, así como el manejo de pasivos ambientales y la producción de nuevas formas alternas de energía, como insumo a la industria petrolera.	investigación			1		1.808.567			1.808.567
120827	Impulso a la Escuela Superior Internacional (ESI) del Instituto de Estudios Avanzados.	estudiante			1		1.267.437			1.267.437
	TOTAL						**17.280.998**			**17.280.998**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		58.426.815			58.426.815
02	Gestión administrativa	8.824.288	10.877.654			19.701.942
03	Previsión y protección social		6.372.118			6.372.118
	TOTAL	**8.824.288**	**75.676.587**			**84.500.875**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**204**	**173**	**7**	**384**	**7.672.793**		**7.672.793**
Alto Nivel y de Dirección		1		1	73.716		73.716
Directivo	4	7	1	12	401.699		401.699
Profesional y Técnico	62	34	4	100	1.502.177		1.502.177
Personal Administrativo	28	18		46	711.056		711.056
Personal de Investigación	79	49	2	130	3.720.554		3.720.554
Obrero	31	64		95	1.263.591		1.263.591
Personal Contratado	**2**	**4**		**6**	**73.698**		**73.698**
Directivo		1		1	18.380		18.380
Personal de Investigación	2	2		4	36.363		36.363
Personal Médico		1		1	18.955		18.955
TOTAL	**206**	**177**	**7**	**390**	**7.746.491**		**7.746.491**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**16**	**20**	**36**	**6.372.118**
Obreros	4	11	15	2.655.049
Empleados	12	9	21	3.717.069
TOTAL	**16**	**20**	**36**	**6.372.118**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	73.218.166
4.02	Materiales, suministros y mercancías	2.546.247
4.03	Servicios no personales	11.211.054
4.07	Transferencias y donaciones	6.372.118
4.08	Otros gastos	8.434.288
	TOTAL	**101.781.873**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**93.347.585**
INGRESOS CORRIENTES ORDINARIOS	93.347.585
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	390.000
Venta de otros bienes y servicios	390.000
TRANSFERENCIAS CORRIENTES	92.957.585
Transferencias corrientes del sector público	92.957.585
Transferencias corrientes internas recibidas del sector público	92.957.585
De la República	92.957.585
Recursos Ordinarios	92.957.585
1.2 GASTOS CORRIENTES	**101.781.873**
GASTOS DE CONSUMO	95.409.755
Remuneraciones	73.218.166
Sueldos, salarios y otras retribuciones	7.786.491
Beneficios y complementos de sueldos y salarios	18.999.034
Aportes patronales	1.220.206
Prestaciones sociales y otras indemnizaciones	17.162.005
Asistencia socioeconómica	28.046.830
Otros gastos de personal	3.600
Compra de bienes y servicios	13.757.301
Bienes de consumo	2.546.247
Servicios no personales	11.211.054
Depreciación y amortización	8.434.288
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.372.118
Al sector privado	6.372.118
Transferencias corrientes al sector privado	6.372.118
Directas a personas	6.372.118
Jubilaciones y otros beneficios asociados	6.372.118
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(8.434.288)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en cuenta corriente	(8.434.288)
Incremento de la depreciación y amortización acumuladas	8.434.288
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0314

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO ANZOÁTEGUI (FUNDACITE-ANZOÁTEGUI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (FUNDACITE ANZOÁTEGUI), actualmente adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial N° 1.763 de fecha 01 de agosto de 1991 publicada en la Gaceta Oficial de la República de Venezuela N° 34.769 de fecha 05 de agosto de 1991, con el objetivo de promover, apoyar y consolidar el desarrollo científico en este Estado, mediante el apoyo e interacción con instituciones públicas y privadas, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs. 10.102.736, discriminados a continuación:

- Aporte del Ejecutivo Nacional	Bs.	6.104.240
- Recursos Propios	Bs.	3.998.496
TOTAL	**Bs.**	**10.102.736**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Tres Millones Trescientos Ochenta y Siete Mil Trescientos Setenta y Dos Bolívares (Bs. 3.387.372), y por Acciones Centralizadas, un monto de Seis Millones Setecientos Quince Mil Trescientos Sesenta y Cuatro Bolívares (Bs. 6.715.364); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	7.506.037
- Materiales, Suministros y Mercancías	Bs.	204.700
- Servicios No Personales	Bs.	877.503
- Transferencias y Donaciones	Bs.	16.000
- Otros Gastos	Bs.	1.498.496
TOTAL	**Bs.**	**10.102.736**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. En este sentido, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Anzoátegui.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**6.104.240**
INGRESOS CORRIENTES ORDINARIOS	6.104.240
TRANSFERENCIAS CORRIENTES	6.104.240
Transferencias corrientes del sector público	6.104.240
Transferencias corrientes internas recibidas del sector público	6.104.240
De la República	6.104.240
INGRESOS DE CAPITAL	**1.498.496**
RECURSOS PROPIOS DE CAPITAL	1.498.496
Incremento de la depreciación y amortización acumuladas	1.498.496
FUENTES DE FINANCIAMIENTO	**2.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.500.000
Disminución de otros activos financieros	2.500.000
Disminución de disponibilidades	2.500.000
Disminución de bancos	2.500.000
TOTAL RECURSOS	**10.102.736**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto2014
GASTOS CORRIENTES	**10.102.736**
GASTOS DE CONSUMO	10.086.736
Remuneraciones	7.506.037
Sueldos, salarios y otras retribuciones	1.462.298
Beneficios y complementos de sueldos y salarios	4.107.424
Aportes patronales	200.485
Prestaciones sociales y otras indemnizaciones	133.088
Asistencia socioeconómica	1.602.742
Compra de bienes y servicios	1.082.203
Bienes de consumo	204.700
Servicios no personales	877.503
Depreciación y amortización	1.498.496
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.000
Al sector privado	16.000
Transferencias corrientes al sector privado	16.000
Otras transferencias corrientes internas al sector privado	16.000
TOTAL GASTOS	**10.102.736**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120753	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Anzoátegui	coordinación			1.722	385.379	3.001.993			3.387.372
TOTAL						**385.379**	**3.001.993**			**3.387.372**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.270.142	3.102.247			4.372.389
02	Gestión administrativa	2.342.975				2.342.975
TOTAL		**3.613.117**	**3.102.247**			**6.715.364**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**17**		**40**	**1.380.148**		**1.380.148**
Alto Nivel y de Dirección		2		2	86.072		86.072
Profesional y Técnico	17	8		25	851.365		851.365
Personal Administrativo	5	2		7	238.383		238.383
Obrero	1	5		6	204.328		204.328
Personal Contratado		**3**		**3**	**70.000**		**70.000**
Profesional y Técnico		2		2	55.000		55.000
Obrero		1		1	15.000		15.000
TOTAL	**23**	**20**		**43**	**1.450.148**		**1.450.148**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	7.506.037
4.02	Materiales, suministros y mercancías	204.700
4.03	Servicios no personales	877.503
4.07	Transferencias y donaciones	16.000
4.08	Otros gastos	1.498.496
	TOTAL	**10.102.736**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.104.240**
INGRESOS CORRIENTES ORDINARIOS	6.104.240
TRANSFERENCIAS CORRIENTES	6.104.240
Transferencias corrientes del sector público	6.104.240
Transferencias corrientes internas recibidas del sector público	6.104.240
De la República	6.104.240
Recursos Ordinarios	6.104.240
1.2 GASTOS CORRIENTES	**10.102.736**
GASTOS DE CONSUMO	10.086.736
Remuneraciones	7.506.037
Sueldos, salarios y otras retribuciones	1.462.298
Beneficios y complementos de sueldos y salarios	4.107.424
Aportes patronales	200.485
Prestaciones sociales y otras indemnizaciones	133.088
Asistencia socioeconómica	1.602.742
Compra de bienes y servicios	1.082.203
Bienes de consumo	204.700
Servicios no personales	877.503
Depreciación y amortización	1.498.496
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.000
Al sector privado	16.000
Transferencias corrientes al sector privado	16.000
Otras transferencias corrientes internas al sector privado	16.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(3.998.496)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.500.000)**
RECURSOS PROPIOS DE CAPITAL	(2.500.000)
Ahorro/ Desahorro en cuenta corriente	(3.998.496)
Incremento de la depreciación y amortización acumuladas	1.498.496
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.500.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.500.000
Disminución de otros activos financieros	2.500.000
Disminución de disponibilidades	2.500.000
Disminución de bancos	2.500.000
3.2 APLICACIONES FINANCIERAS	**2.500.000**
DÉFICIT FINANCIERO	2.500.000

A0315

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ARAGUA (FUNDACITE-ARAGUA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua), adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial Nº 375, de fecha 27 de septiembre de 1989, publicado en la Gaceta Oficial de la República de Venezuela Nº 34.292, de fecha 27 de septiembre de 1989, con el objetivo de promover, apoyar y consolidar el desarrollo científico en este Estado, mediante apoyo e interacción con instituciones públicas y privadas, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs. 17.875.325, discriminados a continuación:

- Transferencias recibidas de la República	Bs.	17.238.525
- Recursos propios	Bs.	636.800
TOTAL	**Bs.**	**17.875.325**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de Gastos por Proyectos que demanda la cantidad de Ocho Millones Seiscientos Setenta y Dos Mil Doscientos Veintiséis Bolívares (Bs. 8.672.226), y por Acciones Centralizadas, un monto de Nueve Millones Doscientos Tres Mil Noventa y Nueve Bolívares (Bs. 9.203.099); distribuidos en las siguientes partidas presupuestarias:

- Gasto de personal	Bs.	12.785.153
- Materiales, suministros y mercancías	Bs.	1.328.166
- Servicios no personales	Bs.	2.204.056
- Activos reales	Bs.	138.250
- Transferencias y donaciones	Bs.	859.700
- Otros gastos	Bs.	560.000
TOTAL	**Bs.**	**17.875.325**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Aragua.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**17.238.525**
INGRESOS CORRIENTES ORDINARIOS	17.238.525
TRANSFERENCIAS CORRIENTES	17.238.525
Transferencias corrientes del sector público	17.238.525
Transferencias corrientes internas recibidas del sector público	17.238.525
De la República	17.238.525
INGRESOS DE CAPITAL	**560.000**
RECURSOS PROPIOS DE CAPITAL	560.000
Incremento de la depreciación y amortización acumuladas	560.000
FUENTES DE FINANCIAMIENTO	**76.800**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	76.800
Disminución de otros activos financieros	76.800
Disminución de disponibilidades	76.800
Disminución de bancos	76.800
TOTAL RECURSOS	**17.875.325**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**17.737.075**
GASTOS DE CONSUMO	16.877.375
Remuneraciones	12.785.153
Sueldos, salarios y otras retribuciones	2.932.524
Beneficios y complementos de sueldos y salarios	5.096.677
Aportes patronales	349.162
Prestaciones sociales y otras indemnizaciones	985.916
Asistencia socioeconómica	3.420.874
Compra de bienes y servicios	3.532.222
Bienes de consumo	1.328.166
Servicios no personales	2.204.056
Depreciación y amortización	560.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	859.700
Al sector privado	859.700
Transferencias corrientes al sector privado	859.700
Directas a personas	859.700
Jubilaciones y otros beneficios asociados	752.700
Otras transferencias directas a personas	107.000
GASTOS DE CAPITAL	**138.250**
INVERSIÓN REAL DIRECTA	138.250
Formación bruta de capital fijo	138.250
Maquinaria, equipos y otros bienes muebles	138.250
TOTAL GASTOS	**17.875.325**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120750	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Aragua.	coordinación			109		8.672.226			8.672.226
TOTAL					109		**8.672.226**			**8.672.226**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.958.388			5.958.388
02	Gestión administrativa	560.000	1.855.211			2.415.211
03	Previsión y protección social		752.700			752.700
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	76.800				76.800
TOTAL		**636.800**	**8.566.299**			**9.203.099**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**29**	**24**	**2**	**55**	**2.004.948**		**2.004.948**
Alto Nivel y de Dirección	1			1	54.648		54.648
Directivo	1	5	1	7	268.044		268.044
Profesional y Técnico	19	9	1	29	1.040.088		1.040.088
Personal Administrativo	3			3	107.028		107.028
Obrero	5	10		15	535.140		535.140
Personal Contratado	**1**		**25**	**26**	**927.576**		**927.576**
Profesional y Técnico	1		25	26	927.576		927.576
TOTAL	**30**	**24**	**27**	**81**	**2.932.524**		**2.932.524**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**4**	**1**	**5**	**752.700**
Empleados	4	1	5	752.700
TOTAL	**4**	**1**	**5**	**752.700**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	12.785.153
4.02	Materiales, suministros y mercancías	1.328.166
4.03	Servicios no personales	2.204.056
4.04	Activos reales	138.250
4.07	Transferencias y donaciones	859.700
4.08	Otros gastos	560.000
	TOTAL	**17.875.325**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**17.238.525**
INGRESOS CORRIENTES ORDINARIOS	17.238.525
TRANSFERENCIAS CORRIENTES	17.238.525
Transferencias corrientes del sector público	17.238.525
Transferencias corrientes internas recibidas del sector público	17.238.525
De la República	17.238.525
Recursos Ordinarios	17.238.525
1.2 GASTOS CORRIENTES	**17.737.075**
GASTOS DE CONSUMO	16.877.375
Remuneraciones	12.785.153
Sueldos, salarios y otras retribuciones	2.932.524
Beneficios y complementos de sueldos y salarios	5.096.677
Aportes patronales	349.162
Prestaciones sociales y otras indemnizaciones	985.916
Asistencia socioeconómica	3.420.874
Compra de bienes y servicios	3.532.222
Bienes de consumo	1.328.166
Servicios no personales	2.204.056
Depreciación y amortización	560.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	859.700
Al sector privado	859.700
Transferencias corrientes al sector privado	859.700
Directas a personas	859.700
Jubilaciones y otros beneficios asociados	752.700
Otras transferencias directas a personas	107.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(498.550)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**61.450**
RECURSOS PROPIOS DE CAPITAL	61.450
Ahorro/ Desahorro en cuenta corriente	(498.550)
Incremento de la depreciación y amortización acumuladas	560.000
2.2 GASTOS DE CAPITAL	**138.250**
INVERSIÓN REAL DIRECTA	138.250
Formación bruta de capital fijo	138.250
Maquinaria, equipos y otros bienes muebles	138.250
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(76.800)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**76.800**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	76.800
Disminución de otros activos financieros	76.800
Disminución de disponibilidades	76.800
Disminución de bancos	76.800
3.2 APLICACIONES FINANCIERAS	**76.800**
DÉFICIT FINANCIERO	76.800

A0316

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO CARABOBO (FUNDACITE-CARABOBO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología del estado Carabobo, adscrita actualmente al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada por Decreto Ejecutivo Nº 1.760, del 1° de agosto de 1991, publicado en Gaceta Oficial de la República de Venezuela Nº 34.769, de fecha 05 de agosto de 1991, teniendo como objetivo promover, apoyar y consolidar el desarrollo científico en este Estado, mediante el apoyo e interacción con instituciones públicas y privadas, en la búsqueda de transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación, con una visión incluyente, encontrándose dentro de sus objetivos:

La Fundacite Carabobo está constituida por un consejo general, una junta directiva y una presidencia; dirigiendo básicamente sus actividades a la promoción, divulgación, apoyo y evaluación hacia investigadores, grupos de investigación, centros de investigación, en el ámbito público y privado. Igualmente articula sus acciones con empresas consultoras de carácter técnico y organizaciones industriales y/o organismos e instituciones del sector público regional y universitario, centros de información científica y tecnológica, y con el público en general interesado en estas áreas.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para la Fundación en el año 2014, se estiman en Bs. 14.740.707, provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	11.598.572
– Recursos Propios	Bs.	3.142.135
Total	**Bs.**	**14.740.707**

- **POLÍTICA DE GASTOS Y APLICACIONES:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Seis Millones Ciento Veinte y Seis Mil Cuatrocientos Setenta y Dos Bolívares exactos (Bs. 6.126.472) y por Acciones Centralizadas, un monto de Ocho Millones Seiscientos Catorce Mil Doscientos Treinta y Cinco Bolívares exactos (Bs. 8.614.235); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	10.296.570
– Materiales, Suministros y Mercancías	Bs.	703.035
– Servicios No Personales	Bs.	1.921.724
– Activos Reales	Bs.	1.495.598
– Transferencias y Donaciones	Bs.	128.970
– Otros Gastos	Bs.	194.810
Total	**Bs.**	**14.740.707**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014, se orientarán a la ejecución del proyecto siguiente:

– Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el Estado Carabobo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**11.598.572**
INGRESOS CORRIENTES ORDINARIOS	11.598.572
TRANSFERENCIAS CORRIENTES	11.598.572
Transferencias corrientes del sector público	11.598.572
Transferencias corrientes internas recibidas del sector público	11.598.572
De la República	11.598.572
INGRESOS DE CAPITAL	**194.810**
RECURSOS PROPIOS DE CAPITAL	194.810
Incremento de la depreciación y amortización acumuladas	194.810
FUENTES DE FINANCIAMIENTO	**2.947.325**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.947.325
Disminución de otros activos financieros	2.947.325
Disminución de disponibilidades	2.947.325
Disminución de bancos	2.947.325
TOTAL RECURSOS	**14.740.707**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**13.245.109**
GASTOS DE CONSUMO	13.116.139
Remuneraciones	10.296.570
Sueldos, salarios y otras retribuciones	2.448.008
Beneficios y complementos de sueldos y salarios	3.887.327
Aportes patronales	394.534
Prestaciones sociales y otras indemnizaciones	1.202.899
Asistencia socioeconómica	2.017.295
Otros gastos de personal	346.507
Compra de bienes y servicios	2.461.715
Bienes de consumo	703.035
Servicios no personales	1.758.680
Impuestos indirectos	163.044
Depreciación y amortización	194.810
TRANSFERENCIAS Y DONACIONES CORRIENTES	128.970
Al sector privado	128.970
Transferencias corrientes al sector privado	128.970
Otras transferencias corrientes internas al sector privado	128.970
GASTOS DE CAPITAL	**1.495.598**
INVERSIÓN REAL DIRECTA	1.495.598
Formación bruta de capital fijo	1.495.598
Maquinaria, equipos y otros bienes muebles	1.495.598
TOTAL GASTOS	**14.740.707**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Cantidad: Fem.	Cantidad: Masc.	Cantidad: Total	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
123523	Impulso de la actividad Científica, Tecnológica y de Innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Carabobo	coordinación			275	1.698.431	4.428.041			6.126.472
TOTAL						**1.698.431**	**4.428.041**			**6.126.472**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	Presupuesto 2014
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.461.672			6.461.672
02	Gestión administrativa	1.443.704	708.859			2.152.563
TOTAL		**1.443.704**	**7.170.531**			**8.614.235**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**19**	**19**		**38**	**1.295.546**		**1.295.546**
Alto Nivel y de Dirección	4	5		9	306.840		306.840
Profesional y Técnico	13	9		22	750.060		750.060
Obrero	2	5		7	238.646		238.646
TOTAL	**19**	**19**		**38**	**1.295.546**		**1.295.546**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	10.296.570
4.02	Materiales, suministros y mercancías	703.035
4.03	Servicios no personales	1.921.724
4.04	Activos reales	1.495.598
4.07	Transferencias y donaciones	128.970
4.08	Otros gastos	194.810
	TOTAL	**14.740.707**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**11.598.572**
INGRESOS CORRIENTES ORDINARIOS	11.598.572
TRANSFERENCIAS CORRIENTES	11.598.572
Transferencias corrientes del sector público	11.598.572
Transferencias corrientes internas recibidas del sector público	11.598.572
De la República	11.598.572
Recursos Ordinarios	11.598.572
1.2 GASTOS CORRIENTES	**13.245.109**
GASTOS DE CONSUMO	13.116.139
Remuneraciones	10.296.570
Sueldos, salarios y otras retribuciones	2.448.008
Beneficios y complementos de sueldos y salarios	3.887.327
Aportes patronales	394.534
Prestaciones sociales y otras indemnizaciones	1.202.899
Asistencia socioeconómica	2.017.295
Otros gastos de personal	346.507
Compra de bienes y servicios	2.461.715
Bienes de consumo	703.035
Servicios no personales	1.758.680
Impuestos indirectos	163.044
Depreciación y amortización	194.810
TRANSFERENCIAS Y DONACIONES CORRIENTES	128.970
Al sector privado	128.970
Transferencias corrientes al sector privado	128.970
Otras transferencias corrientes internas al sector privado	128.970
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.646.537)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.451.727)**
RECURSOS PROPIOS DE CAPITAL	(1.451.727)
Desahorro en cuenta corriente	(1.646.537)
Incremento de la depreciación y amortización acumuladas	194.810
2.2 GASTOS DE CAPITAL	**1.495.598**
INVERSIÓN REAL DIRECTA	1.495.598
Formación bruta de capital fijo	1.495.598
Maquinaria, equipos y otros bienes muebles	1.495.598
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(2.947.325)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.947.325**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.947.325
Disminución de otros activos financieros	2.947.325
Disminución de disponibilidades	2.947.325
Disminución de bancos	2.947.325
3.2 APLICACIONES FINANCIERAS	**2.947.325**
DÉFICIT FINANCIERO	2.947.325

A0318

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO FALCÓN (FUNDACITE-FALCÓN)

POLÍTICA PRESUPUESTARIA Y FINANCIERA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón, adscrita al Ministerio del Poder Popular de Ciencia, Tecnología e Innovación, fue creada mediante Decreto presidencial N° 1.761, de fecha 01 de agosto, publicado en Gaceta Oficial de la República de Venezuela N° 34.769, de fecha 05 de agosto de 1991, con el objetivo de promover, apoyar, fortalecer y contribuir al desarrollo científico estadal y local, representando, coordinando y ejecutando las políticas, planes, programas y actividades que el Ministerio del Poder Popular de Ciencia, Tecnología e Innovación le asigne en sujeción a lo previsto en el Plan Nacional de Ciencia, Tecnología e Innovación.

- **POLÍTICA FINANCIERA:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs.7.674.591 discriminados a continuación:

- Recursos Propios	Bs.	320.002
- Transferencias Recibidas de la República	Bs.	6.942.042
- Transferencias Recibidas del Poder Estadal	Bs.	412.547
Total	**Bs.**	**7.674.591**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Cuatro Millones Ciento Sesenta Mil Ochocientos Ochenta y Seis Bolívares (Bs. 4.160.886), y por Acciones Centralizadas, un monto de Tres Millones Quinientos Trece Mil Setecientos Cinco Bolívares (Bs. 3.513.705); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	6.014.774
- Materiales, Suministros y Mercancías	Bs.	290.224
- Servicios No Personales	Bs.	1.014.359
- Activos Reales	Bs.	122.423
- Transferencias y Donaciones	Bs.	232.811
Total	**Bs.**	**7.674.591**

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, a través de políticas públicas dirigidas a la solución de problemas concretos de la sociedad. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso a la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Falcón.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**7.354.589**
INGRESOS CORRIENTES ORDINARIOS	7.354.589
TRANSFERENCIAS CORRIENTES	7.354.589
Transferencias corrientes del sector público	7.354.589
Transferencias corrientes internas recibidas del sector público	7.354.589
De la República	6.942.042
Del Poder Estadal	412.547
FUENTES DE FINANCIAMIENTO	**320.002**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	320.002
Disminución de otros activos financieros	320.002
Disminución de disponibilidades	320.002
Disminución de bancos	320.002
TOTAL RECURSOS	**7.674.591**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**7.552.168**
GASTOS DE CONSUMO	7.319.357
Remuneraciones	6.014.774
Sueldos, salarios y otras retribuciones	2.561.193
Beneficios y complementos de sueldos y salarios	1.931.895
Aportes patronales	386.917
Prestaciones sociales y otras indemnizaciones	464.706
Asistencia socioeconómica	651.063
Otros gastos de personal	19.000
Compra de bienes y servicios	1.304.583
Bienes de consumo	290.224
Servicios no personales	1.014.359
TRANSFERENCIAS Y DONACIONES CORRIENTES	232.811
Al sector privado	232.811
Transferencias corrientes al sector privado	163.811
Directas a personas	89.135
Jubilaciones y otros beneficios asociados	89.135
Otras transferencias corrientes internas al sector privado	74.676
Donaciones corrientes al sector privado	69.000
Donaciones a personas	69.000
GASTOS DE CAPITAL	**122.423**
INVERSIÓN REAL DIRECTA	122.423
Formación bruta de capital fijo	122.423
Maquinaria, equipos y otros bienes muebles	122.423
TOTAL GASTOS	**7.674.591**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120712	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Falcón	coordinación			1.206	39.000	3.906.260		215.626	4.160.886
TOTAL						**39.000**	**3.906.260**		**215.626**	**4.160.886**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	71.000	2.798.936			2.869.936
02	Gestión administrativa	120.867	236.846		196.921	554.634
03	Previsión y protección social	89.135				89.135
TOTAL		**281.002**	**3.035.782**		**196.921**	**3.513.705**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**24**	**10**		**34**	**1.280.035**		**1.280.035**
Directivo	1			1	39.903		39.903
Profesional y Técnico	20	5		25	967.767		967.767
Personal Administrativo	1			1	34.045		34.045
Obrero	2	5		7	238.320		238.320
Personal Contratado	**1**	**2**		**3**	**120.344**		**120.344**
Profesional y Técnico	1	1		2	86.299		86.299
Personal Administrativo		1		1	34.045		34.045
TOTAL	**25**	**12**		**37**	**1.400.379**		**1.400.379**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**	**1**	**2**	**76.535**
Obreros		1	1	38.268
Empleados	1		1	38.267
TOTAL	**1**	**1**	**2**	**76.535**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	6.014.774
4.02	Materiales, suministros y mercancías	290.224
4.03	Servicios no personales	1.014.359
4.04	Activos reales	122.423
4.07	Transferencias y donaciones	232.811
	TOTAL	**7.674.591**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.354.589**
INGRESOS CORRIENTES ORDINARIOS	7.354.589
TRANSFERENCIAS CORRIENTES	7.354.589
Transferencias corrientes del sector público	7.354.589
Transferencias corrientes internas recibidas del sector público	7.354.589
De la República	6.942.042
Recursos Ordinarios	6.942.042
Del Poder Estadal	412.547
1.2 GASTOS CORRIENTES	**7.552.168**
GASTOS DE CONSUMO	7.319.357
Remuneraciones	6.014.774
Sueldos, salarios y otras retribuciones	2.561.193
Beneficios y complementos de sueldos y salarios	1.931.895
Aportes patronales	386.917
Prestaciones sociales y otras indemnizaciones	464.706
Asistencia socioeconómica	651.063
Otros gastos de personal	19.000
Compra de bienes y servicios	1.304.583
Bienes de consumo	290.224
Servicios no personales	1.014.359
TRANSFERENCIAS Y DONACIONES CORRIENTES	232.811
Al sector privado	232.811
Transferencias corrientes al sector privado	163.811
Directas a personas	89.135
Jubilaciones y otros beneficios asociados	89.135
Otras transferencias corrientes internas al sector privado	74.676
Donaciones corrientes al sector privado	69.000
Donaciones a personas	69.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(197.579)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(197.579)**
RECURSOS PROPIOS DE CAPITAL	(197.579)
Ahorro/ Desahorro en cuenta corriente	(197.579)
2.2 GASTOS DE CAPITAL	**122.423**
INVERSIÓN REAL DIRECTA	122.423
Formación bruta de capital fijo	122.423
Maquinaria, equipos y otros bienes muebles	122.423
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(320.002)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**320.002**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	320.002
Disminución de otros activos financieros	320.002
Disminución de disponibilidades	320.002
Disminución de bancos	320.002
3.2 APLICACIONES FINANCIERAS	**320.002**
DÉFICIT FINANCIERO	320.002

A0319

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO BOLÍVAR (FUNDACITE-BOLÍVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Bolívar, adscrita actualmente al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial N° 374, de fecha 27 de julio de 1989, publicado en la Gaceta Oficial de la República de Venezuela Nº 34.292, de fecha 28 de agosto de 1989, teniendo como objetivo promover, apoyar y consolidar el desarrollo científico en este Estado, mediante el apoyo e interacción con instituciones públicas y privadas, en la búsqueda de transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

Esta Fundación dentro de su misión, en el marco de la unidad territorial que conforma el Estado Bolívar, se propone reimpulsar el fomento, estímulo y coordinación de la ciencia y tecnología, articuladamente con los actores del Sistema Regional, y así desarrollar la generación, aplicación y divulgación de conocimientos y tecnologías; y capacitación de talento humano, mediante el apoyo y fortalecimiento de las actividades de investigación y desarrollo tecnológico, que favorezcan la inclusión social e impulsen el crecimiento de la economía bajo un modelo endógeno, sustentable y humano; mejoren la calidad de vida de la población y contribuyan a la independencia y soberanía de la Nación.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para la Fundación en el año 2014, se estiman en Bs. 15.871.115, provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	10.928.507
– Aportes del Ejecutivo Estadal	Bs.	1.639.440
– Recursos Propios	Bs.	3.303.168
Total	**Bs.**	**15.871.115**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Cinco Millones Setecientos Noventa y Seis Mil Ochocientos Ochenta y Tres Bolívares exactos (Bs. 5.796.883) y por Acciones Centralizadas, un monto de Diez Millones Setenta y Cuatro Mil Doscientos Treinta y Dos Bolívares exactos (Bs. 10.074.232); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	11.587.144
– Materiales, Suministros y Mercancías	Bs.	364.040
– Servicios No Personales	Bs.	1.185.237
– Transferencias y Donaciones	Bs	1.114.564
– Activos Reales	Bs.	1.620.130
Total	**Bs.**	**15.871.115**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014, se orientarán a la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Bolívar.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**12.567.947**
INGRESOS CORRIENTES ORDINARIOS	12.567.947
TRANSFERENCIAS CORRIENTES	12.567.947
Transferencias corrientes del sector público	12.567.947
Transferencias corrientes internas recibidas del sector público	12.567.947
De la República	10.928.507
Del Poder Estadal	1.639.440
FUENTES DE FINANCIAMIENTO	**3.303.168**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.303.168
Disminución de otros activos financieros	3.303.168
Disminución de disponibilidades	3.303.168
Disminución de bancos	3.303.168
TOTAL RECURSOS	**15.871.115**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**14.250.985**
GASTOS DE CONSUMO	13.136.421
Remuneraciones	11.587.144
Sueldos, salarios y otras retribuciones	4.566.030
Beneficios y complementos de sueldos y salarios	3.254.940
Aportes patronales	386.112
Prestaciones sociales y otras indemnizaciones	1.129.296
Asistencia socioeconómica	2.250.766
Compra de bienes y servicios	1.441.640
Bienes de consumo	364.040
Servicios no personales	1.077.600
Impuestos indirectos	107.637
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.114.564
Al sector privado	1.114.564
Transferencias corrientes al sector privado	1.114.564
Directas a personas	101.970
Jubilaciones y otros beneficios asociados	101.970
Otras transferencias corrientes internas al sector privado	1.012.594
APLICACIONES FINANCIERAS	**1.620.130**
DISMINUCIÓN DE PASIVOS	1.620.130
Disminución de cuentas y efectos por pagar	1.620.130
Disminución de cuentas y efectos por pagar a corto plazo	1.620.130
Disminución cuentas por pagar a proveedores a corto plazo	1.620.130
TOTAL GASTOS	**15.871.115**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120701	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Bolívar	actividad			200	1.339.634	4.142.512		314.737	5.796.883
TOTAL						**1.339.634**	**4.142.512**		**314.737**	**5.796.883**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		6.785.995		658.637	7.444.632
02	Gestión administrativa	1.963.534			564.096	2.527.630
03	Previsión y protección social				101.970	101.970
TOTAL		**1.963.534**	**6.785.995**		**1.324.703**	**10.074.232**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**29**	**12**	**4**	**45**	**1.568.052**	**161.390**	**1.729.442**
Alto Nivel y de Dirección	1	2	2	5	152.580	16.750	169.330
Profesional y Técnico	21	6	2	29	1.023.036	115.240	1.138.276
Personal Administrativo	4	1		5	178.380	15.000	193.380
Obrero	3	3		6	214.056	14.400	228.456
TOTAL	**29**	**12**	**4**	**45**	**1.568.052**	**161.390**	**1.729.442**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**1**	**1**	**101.970**
Obreros		1	1	101.970
TOTAL		**1**	**1**	**101.970**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	11.587.144
4.02	Materiales, suministros y mercancías	364.040
4.03	Servicios no personales	1.185.237
4.07	Transferencias y donaciones	1.114.564
4.11	Disminución de pasivos	1.620.130
	TOTAL	**15.871.115**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**12.567.947**
INGRESOS CORRIENTES ORDINARIOS	12.567.947
TRANSFERENCIAS CORRIENTES	12.567.947
Transferencias corrientes del sector público	12.567.947
Transferencias corrientes internas recibidas del sector público	12.567.947
De la República	10.928.507
Recursos Ordinarios	10.928.507
Del Poder Estadal	1.639.440
1.2 GASTOS CORRIENTES	**14.250.985**
GASTOS DE CONSUMO	13.136.421
Remuneraciones	11.587.144
Sueldos, salarios y otras retribuciones	4.566.030
Beneficios y complementos de sueldos y salarios	3.254.940
Aportes patronales	386.112
Prestaciones sociales y otras indemnizaciones	1.129.296
Asistencia socioeconómica	2.250.766
Compra de bienes y servicios	1.441.640
Bienes de consumo	364.040
Servicios no personales	1.077.600
Impuestos indirectos	107.637
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.114.564
Al sector privado	1.114.564
Transferencias corrientes al sector privado	1.114.564
Directas a personas	101.970
Jubilaciones y otros beneficios asociados	101.970
Otras transferencias corrientes internas al sector privado	1.012.594
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.683.038)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.683.038)**
RECURSOS PROPIOS DE CAPITAL	(1.683.038)
Desahorro en cuenta corriente	(1.683.038)
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.683.038)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.303.168**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.303.168
Disminución de otros activos financieros	3.303.168
Disminución de disponibilidades	3.303.168
Disminución de bancos	3.303.168
3.2 APLICACIONES FINANCIERAS	**3.303.168**
DISMINUCIÓN DE PASIVOS	1.620.130
Disminución de cuentas y efectos por pagar	1.620.130
Disminución de cuentas y efectos por pagar a corto plazo	1.620.130
Disminución cuentas por pagar a proveedores a corto plazo	1.620.130
DÉFICIT FINANCIERO	1.683.038

A0320

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO MÉRIDA (FUNDACITE-MÉRIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida, (FUNDACITE – MERIDA), adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación; fue creada mediante Decreto Presidencial Nº 3.73, del 27 de julio de 1989, publicado en Gaceta Oficial de la República de Venezuela Nº 34.292, de fecha 28 de agosto de 1989, con el objetivo de promover, apoyar y consolidar el desarrollo científico en este estado, mediante apoyo e interacción con instituciones públicas y privadas, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

- **POLÍTICA FINANCIERA:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs.34.754.419, discriminados a continuación:

- Aporte del ejecutivo Nacional	Bs.	19.560.038
- Transferencias recibidas de la República	Bs.	17.238.525
- Recursos propios	Bs.	1.927.625
TOTAL	**Bs.**	**34.754.419**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Dieciséis Millones Ciento Veintitrés Mil Cuatrocientos Ochenta y Ocho Bolívares (Bs. 16.123.488), y por Acciones Centralizadas, un monto de Dieciocho Millones Seiscientos Treinta Mil Novecientos Treinta y Uno Bolívares (Bs. 18.630.931); distribuidos en las siguientes partidas presupuestarias:

- Gasto de personal	Bs.	17.577.190
- Materiales, suministros y mercancías	Bs.	2.068.199
- Servicios no personales	Bs.	4.626.521
- Activos reales	Bs.	3.248.402
- Transferencias y donaciones	Bs.	5.862.482
- Otros gastos	Bs.	1.346.625
- Disminución de Pasivos	Bs.	25.000
TOTAL	**Bs.**	**34.754.419**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las actividades del pueblo y el fortalecimiento del poder comunal en el estado Mérida.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**29.678.392**
INGRESOS CORRIENTES ORDINARIOS	29.678.392
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
TRANSFERENCIAS CORRIENTES	29.578.392
Transferencias corrientes del sector público	29.578.392
Transferencias corrientes internas recibidas del sector público	29.578.392
De la República	19.560.038
Del Poder Estadal	10.018.354
INGRESOS DE CAPITAL	**4.595.027**
RECURSOS PROPIOS DE CAPITAL	1.346.625
Incremento de la depreciación y amortización acumuladas	1.346.625
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.248.402
Transferencias y donaciones de capital del sector público	3.248.402
Transferencias de capital recibidas del sector público	3.248.402
Del Poder Estadal	3.248.402
FUENTES DE FINANCIAMIENTO	**481.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	481.000
Disminución de otros activos financieros	481.000
Disminución de disponibilidades	481.000
Disminución de bancos	481.000
TOTAL RECURSOS	**34.754.419**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**31.481.017**
GASTOS DE CONSUMO	25.618.535
Remuneraciones	17.577.190
Sueldos, salarios y otras retribuciones	2.652.011
Beneficios y complementos de sueldos y salarios	9.790.616
Aportes patronales	568.527
Prestaciones sociales y otras indemnizaciones	1.033.989
Asistencia socioeconómica	3.532.047
Compra de bienes y servicios	6.694.720
Bienes de consumo	2.068.199
Servicios no personales	4.626.521
Depreciación y amortización	1.346.625
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.862.482
Al sector privado	5.862.482
Transferencias corrientes al sector privado	5.862.482
Directas a personas	5.744.622
Pensiones y otros beneficios asociados	98.647
Jubilaciones y otros beneficios asociados	457.660
Otras transferencias directas a personas	5.188.315
Otras transferencias corrientes internas al sector privado	117.860
GASTOS DE CAPITAL	**3.248.402**
INVERSIÓN REAL DIRECTA	3.248.402
Formación bruta de capital fijo	3.248.402
Maquinaria, equipos y otros bienes muebles	3.248.402
APLICACIONES FINANCIERAS	**25.000**
DISMINUCIÓN DE PASIVOS	25.000
Disminución de cuentas y efectos por pagar	25.000
Disminución de otras cuentas y efectos por pagar	25.000
Disminución de otras cuentas por pagar a corto plazo	25.000
TOTAL GASTOS	**34.754.419**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120615	Impulso de la actividad científica, tecnológica y de innovación vinculada a las actividades del pueblo y el fortalecimiento del poder comunal en el estado Mérida	coordinación			76		4.884.758		11.238.730	16.123.488
TOTAL							**4.884.758**		**11.238.730**	**16.123.488**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	400.000	12.589.032			12.989.032
02	Gestión administrativa	1.527.625	1.529.941		2.028.026	5.085.592
03	Previsión y protección social		556.307			556.307
TOTAL		**1.927.625**	**14.675.280**		**2.028.026**	**18.630.931**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**47**	**28**		**75**	**1.809.306**	**535.599**	**2.344.905**
Alto Nivel y de Dirección	14	6		20	477.395	125.467	602.862
Profesional y Técnico	27	12		39	951.366	367.840	1.319.206
Personal Administrativo	1	2		3	71.353	31.587	102.940
Obrero	5	8		13	309.192	10.705	319.897
Personal Contratado	**6**			**6**	**142.704**		**142.704**
Profesional y Técnico	6			6	142.704		142.704
TOTAL	**53**	**28**		**81**	**1.952.010**	**535.599**	**2.487.609**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**98.647**
Obreros	1		1	98.647
Jubilados	**3**	**1**	**4**	**457.660**
Obreros		1	1	72.729
Empleados	3		3	384.931
TOTAL	**4**	**1**	**5**	**556.307**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	17.577.190
4.02	Materiales, suministros y mercancías	2.068.199
4.03	Servicios no personales	4.626.521
4.04	Activos reales	3.248.402
4.07	Transferencias y donaciones	5.862.482
4.08	Otros gastos	1.346.625
4.11	Disminución de pasivos	25.000
	TOTAL	**34.754.419**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.678.392**
INGRESOS CORRIENTES ORDINARIOS	29.678.392
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
TRANSFERENCIAS CORRIENTES	29.578.392
Transferencias corrientes del sector público	29.578.392
Transferencias corrientes internas recibidas del sector público	29.578.392
De la República	19.560.038
Recursos Ordinarios	19.560.038
Del Poder Estadal	10.018.354
1.2 GASTOS CORRIENTES	**31.481.017**
GASTOS DE CONSUMO	25.618.535
Remuneraciones	17.577.190
Sueldos, salarios y otras retribuciones	2.652.011
Beneficios y complementos de sueldos y salarios	9.790.616
Aportes patronales	568.527
Prestaciones sociales y otras indemnizaciones	1.033.989
Asistencia socioeconómica	3.532.047
Compra de bienes y servicios	6.694.720
Bienes de consumo	2.068.199
Servicios no personales	4.626.521
Depreciación y amortización	1.346.625
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.862.482
Al sector privado	5.862.482
Transferencias corrientes al sector privado	5.862.482
Directas a personas	5.744.622
Pensiones y otros beneficios asociados	98.647
Jubilaciones y otros beneficios asociados	457.660
Otras transferencias directas a personas	5.188.315
Otras transferencias corrientes internas al sector privado	117.860
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.802.625)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.792.402**
RECURSOS PROPIOS DE CAPITAL	(456.000)
Desahorro en cuenta corriente	(1.802.625)
Incremento de la depreciación y amortización acumuladas	1.346.625
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.248.402
Transferencias y donaciones de capital del sector público	3.248.402
Transferencias de capital recibidas del sector público	3.248.402
Del Poder Estadal	3.248.402
2.2 GASTOS DE CAPITAL	**3.248.402**
INVERSIÓN REAL DIRECTA	3.248.402
Formación bruta de capital fijo	3.248.402
Maquinaria, equipos y otros bienes muebles	3.248.402
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(456.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**481.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	481.000
Disminución de otros activos financieros	481.000
Disminución de disponibilidades	481.000
Disminución de bancos	481.000
3.2 APLICACIONES FINANCIERAS	**481.000**
DISMINUCIÓN DE PASIVOS	25.000
Disminución de cuentas y efectos por pagar	25.000
Disminución de otras cuentas y efectos por pagar	25.000
Disminución de otras cuentas por pagar a corto plazo	25.000
DÉFICIT FINANCIERO	456.000

A0321

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO TÁCHIRA (FUNDACITE-TÁCHIRA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología del estado Táchira, adscrita actualmente al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial Nº 385, de fecha 27 de julio de 1989, publicado en la Gaceta Oficial de la República de Venezuela Nº 34.292, de fecha 27 de julio de 1989, con el objetivo de promover, apoyar y consolidar el desarrollo científico en este estado, mediante este gran proyecto pretende engranar la política científica, tecnológica e innovadora de todo el país, a través de la Consolidación del Sistema Nacional de Ciencia, Tecnología e Innovación para el Desarrollo Productivo del estado Táchira.

- **POLÍTICA DE FINANCIAMENTO:**

Los recursos presupuestarios asignados a la Fundación para el año 2014, se estiman en Bs. 4.687.374, provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	4.677.374
– Recursos Propios	Bs.	10.000
Total	**Bs.**	**4.687.374**

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de dos millones doscientos cinco mil seiscientos ochenta y siete bolívares (Bs. 2.205.687) y por Acciones Centralizadas, un monto de dos millones cuatrocientos ochenta y un mil seiscientos ochenta y siete Bolívares (Bs. 2.481.687); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de personal	Bs.	3.830.116
– Materiales, suministros y mercancías	Bs.	140.595
– Servicios no personales	Bs.	471.240
– Activos reales	Bs.	19.000
– Transferencias y donaciones	Bs.	216.423
– Otros gastos	Bs.	10.000
Total	**Bs.**	**4.687.374**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014, se orientarán a la ejecución del siguiente proyecto:

- Impulso de la actividad científico, tecnológica y de innovación vinculada a las necesidades del pueblo y del fortalecimiento del poder comunal en el estado Táchira.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**4.677.374**
INGRESOS CORRIENTES ORDINARIOS	4.677.374
TRANSFERENCIAS CORRIENTES	4.677.374
Transferencias corrientes del sector público	4.677.374
Transferencias corrientes internas recibidas del sector público	4.677.374
De la República	4.677.374
INGRESOS DE CAPITAL	**10.000**
RECURSOS PROPIOS DE CAPITAL	10.000
Incremento de la depreciación y amortización acumuladas	10.000
TOTAL RECURSOS	**4.687.374**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**4.668.374**
GASTOS DE CONSUMO	4.451.951
Remuneraciones	3.830.116
Sueldos, salarios y otras retribuciones	820.548
Beneficios y complementos de sueldos y salarios	1.584.912
Aportes patronales	242.125
Prestaciones sociales y otras indemnizaciones	282.501
Asistencia socioeconómica	900.030
Compra de bienes y servicios	611.835
Bienes de consumo	140.595
Servicios no personales	471.240
Depreciación y amortización	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	216.423
Al sector privado	216.423
Transferencias corrientes al sector privado	216.423
Directas a personas	166.423
Pensiones y otros beneficios asociados	103.630
Jubilaciones y otros beneficios asociados	62.793
Otras transferencias corrientes internas al sector privado	50.000
GASTOS DE CAPITAL	**19.000**
INVERSIÓN REAL DIRECTA	19.000
Formación bruta de capital fijo	19.000
Maquinaria, equipos y otros bienes muebles	19.000
TOTAL GASTOS	**4.687.374**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120932	Impulso de la actividad científico, tecnológica y de innovación vinculada a las necesidades del pueblo y del fortalecimiento del poder comunal en el estado Táchira	coordinación			40		2.205.687			2.205.687
TOTAL							**2.205.687**			**2.205.687**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.891.496			1.891.496
02	Gestión administrativa	10.000	413.768			423.768
03	Previsión y protección social		166.423			166.423
	TOTAL	**10.000**	**2.471.687**			**2.481.687**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**12**		**23**	**820.548**	**99.676**	**920.224**
Alto Nivel y de Dirección	3	4		7	249.732	37.836	287.568
Profesional y Técnico	5	7		12	428.112	57.264	485.376
Personal Administrativo	2			2	71.352	4.576	75.928
Obrero	1	1		2	71.352		71.352
TOTAL	**11**	**12**		**23**	**820.548**	**99.676**	**920.224**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**	**1**	**2**	**103.630**
Obreros	1	1	2	103.630
Jubilados		**1**	**1**	**62.793**
Alto Nivel y de Dirección		1	1	62.793
TOTAL	**1**	**2**	**3**	**166.423**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.830.116
4.02	Materiales, suministros y mercancías	140.595
4.03	Servicios no personales	471.240
4.04	Activos reales	19.000
4.07	Transferencias y donaciones	216.423
4.08	Otros gastos	10.000
	TOTAL	**4.687.374**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.677.374**
INGRESOS CORRIENTES ORDINARIOS	4.677.374
TRANSFERENCIAS CORRIENTES	4.677.374
Transferencias corrientes del sector público	4.677.374
Transferencias corrientes internas recibidas del sector público	4.677.374
De la República	4.677.374
Recursos Ordinarios	4.677.374
1.2 GASTOS CORRIENTES	**4.668.374**
GASTOS DE CONSUMO	4.451.951
Remuneraciones	3.830.116
Sueldos, salarios y otras retribuciones	820.548
Beneficios y complementos de sueldos y salarios	1.584.912
Aportes patronales	242.125
Prestaciones sociales y otras indemnizaciones	282.501
Asistencia socioeconómica	900.030
Compra de bienes y servicios	611.835
Bienes de consumo	140.595
Servicios no personales	471.240
Depreciación y amortización	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	216.423
Al sector privado	216.423
Transferencias corrientes al sector privado	216.423
Directas a personas	166.423
Pensiones y otros beneficios asociados	103.630

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Jubilaciones y otros beneficios asociados	62.793
Otras transferencias corrientes internas al sector privado	50.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**9.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**19.000**
RECURSOS PROPIOS DE CAPITAL	19.000
Ahorro en cuenta corriente	9.000
Incremento de la depreciación y amortización acumuladas	10.000
2.2 GASTOS DE CAPITAL	**19.000**
INVERSIÓN REAL DIRECTA	19.000
Formación bruta de capital fijo	19.000
Maquinaria, equipos y otros bienes muebles	19.000
2.3 RESULTADO FINANCIERO : EQUILIBRADO	

A0322

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO SUCRE (FUNDACITE-SUCRE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre, adscrita al Ministerio de Ciencia y Tecnología, hoy en día Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, según Decreto Presidencial Nº 1.869, de fecha 11 de julio de 2002, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.487, de fecha 18 de julio de 2002, teniendo como objetivo promover, fortalecer, apoyar y consolidar el desarrollo científico en este Estado, mediante el apoyo e interacción con instituciones públicas y privadas, en la búsqueda de transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación, con una visión incluyente.

• POLÍTICA DE FINANCIAMIENTO

Los recursos presupuestarios asignados a la fundación para el año 2014, se estiman en Bs. 6.475.591, provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	5.263.931
– Aportes del Ejecutivo Regional	Bs.	352.660
– Recursos Propios	Bs.	614.000
– Otros Ingresos		245.000
TOTAL	**Bs.**	**6.475.591**

• POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Tres Millones Trescientos Veintitrés Mil Ciento Diecisiete Bolívares (Bs. 3.323.117) y por Acciones Centralizadas, un monto de Tres Millones Ciento Cincuenta y Dos Mil Cuatrocientos Setenta y Cuatro Bolívares (Bs. 3.152.474); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	5.108.407
– Materiales Suministros y Mercancías	Bs.	290.000
– Servicios No Personales	Bs.	567.184
– Activos Reales	Bs.	205.000
– Transferencias y Donaciones	Bs	35.000
– Otros Gastos	Bs.	270.000
TOTAL	**Bs.**	**6.475.591**

• POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014 se orientarán a la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Sucre.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**5.616.591**
INGRESOS CORRIENTES ORDINARIOS	5.616.591
TRANSFERENCIAS CORRIENTES	5.616.591
Transferencias corrientes del sector público	5.616.591
Transferencias corrientes internas recibidas del sector público	5.616.591
De la República	5.263.931
Del Poder Estadal	352.660
INGRESOS DE CAPITAL	**270.000**
RECURSOS PROPIOS DE CAPITAL	270.000
Incremento de la depreciación y amortización acumuladas	270.000
FUENTES DE FINANCIAMIENTO	**589.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	344.000
Disminución de otros activos financieros	344.000
Disminución de disponibilidades	344.000
Disminución de bancos	344.000
INCREMENTO DE PASIVOS	245.000
Incremento de cuentas y efectos por pagar	245.000
Incremento de cuentas y efectos por pagar a corto plazo	245.000
Incremento de sueldos, salarios y otras remuneraciones por pagar	245.000
TOTAL RECURSOS	**6.475.591**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**6.270.591**
GASTOS DE CONSUMO	6.235.591
Remuneraciones	5.108.407
Sueldos, salarios y otras retribuciones	2.050.577
Beneficios y complementos de sueldos y salarios	1.396.229
Aportes patronales	260.232
Prestaciones sociales y otras indemnizaciones	779.891
Asistencia socioeconómica	621.478
Compra de bienes y servicios	781.487
Bienes de consumo	290.000
Servicios no personales	491.487
Impuestos indirectos	75.697
Depreciación y amortización	270.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.000
Al sector privado	35.000
Transferencias corrientes al sector privado	35.000
Directas a personas	35.000
Otras transferencias directas a personas	35.000
GASTOS DE CAPITAL	**205.000**
INVERSIÓN REAL DIRECTA	205.000
Formación bruta de capital fijo	205.000
Maquinaria, equipos y otros bienes muebles	205.000
TOTAL GASTOS	**6.475.591**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120909	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Sucre	Coordinación			910	165.000	2.974.291		183.826	3.323.117
TOTAL						**165.000**	**2.974.291**		**183.826**	**3.323.117**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	179.000	1.875.464		334.826	2.389.290
02	Gestión administrativa	270.000	414.176		79.008	763.184
TOTAL		**449.000**	**2.289.640**		**413.834**	**3.152.474**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**15**		**29**	**1.193.221**		**1.193.221**
Alto Nivel y de Dirección		1		1	74.352		74.352
Directivo		1		1	59.664		59.664
Profesional y Técnico	12	9		21	845.150		845.150
Obrero	2	4		6	214.055		214.055
Personal Contratado	**1**	**1**		**2**	**99.276**		**99.276**
Profesional y Técnico	1	1		2	99.276		99.276
TOTAL	**15**	**16**		**31**	**1.292.497**		**1.292.497**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	5.108.407
4.02	Materiales, suministros y mercancías	290.000
4.03	Servicios no personales	567.184
4.04	Activos reales	205.000
4.07	Transferencias y donaciones	35.000
4.08	Otros gastos	270.000
	TOTAL	**6.475.591**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.616.591**
INGRESOS CORRIENTES ORDINARIOS	5.616.591
TRANSFERENCIAS CORRIENTES	5.616.591
Transferencias corrientes del sector público	5.616.591
Transferencias corrientes internas recibidas del sector público	5.616.591
De la República	5.263.931
Recursos Ordinarios	5.263.931
Del Poder Estadal	352.660
1.2 GASTOS CORRIENTES	**6.270.591**
GASTOS DE CONSUMO	6.235.591
Remuneraciones	5.108.407
Sueldos, salarios y otras retribuciones	2.050.577
Beneficios y complementos de sueldos y salarios	1.396.229
Aportes patronales	260.232
Prestaciones sociales y otras indemnizaciones	779.891
Asistencia socioeconómica	621.478
Compra de bienes y servicios	781.487
Bienes de consumo	290.000
Servicios no personales	491.487
Impuestos indirectos	75.697
Depreciación y amortización	270.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.000
Al sector privado	35.000
Transferencias corrientes al sector privado	35.000
Directas a personas	35.000
Otras transferencias directas a personas	35.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(654.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(384.000)**
RECURSOS PROPIOS DE CAPITAL	(384.000)
Desahorro en cuenta corriente	(654.000)
Incremento de la depreciación y amortización acumuladas	270.000
2.2 GASTOS DE CAPITAL	**205.000**
INVERSIÓN REAL DIRECTA	205.000
Formación bruta de capital fijo	205.000
Maquinaria, equipos y otros bienes muebles	205.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(589.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**589.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	344.000
Disminución de otros activos financieros	344.000
Disminución de disponibilidades	344.000
Disminución de bancos	344.000
INCREMENTO DE PASIVOS	245.000
Incremento de cuentas y efectos por pagar	245.000
Incremento de cuentas y efectos por pagar a corto plazo	245.000
Incremento de sueldos, salarios y otras remuneraciones por pagar	245.000
3.2 APLICACIONES FINANCIERAS	**589.000**
DÉFICIT FINANCIERO	589.000

A0333

Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)

FUNDACIÓN GRAN MARISCAL DE AYACUCHO (FUNDAYACUCHO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Gran Mariscal de Ayacucho (Fundayacucho) es una institución que, tiene como misión la ejecución de políticas del Estado para la democratización de la educación, inclusión e integración de estudiantes, colectivos sociales y comunidades organizadas del país y de los pueblos del sur, mediante el acompañamiento socioeducativo, fortaleciendo sus capacidades de auto transformación, construcción y la socialización de sus saberes y experiencias para ponerlos al servicio de los objetivos socio-económicos de los pueblos.

Atiende las obligaciones adquiridas como resultado de los procesos de selección de los becarios venezolanos y extranjeros que demandan apoyo económico para la realización de sus estudios tanto en Venezuela como en el exterior y de convenios de cooperación técnica con organismos académicos nacionales y del exterior, con organismos del Sector Público y Comunidades organizadas para su fortalecimiento y desarrollo, a fin de cumplir con lo establecido en su misión.

- Fortalecimiento de los procesos formativos de la educación popular dirigidos al talento humano de las comunidades, consejos estudiantiles, y servidores del Estado venezolano y de los pueblos del sur.

- Fomento de la formación socialista del talento humano en contribución al desarrollo tecnológico, industrial y socio productivo nacional e internacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**380.000.000**
INGRESOS CORRIENTES ORDINARIOS	380.000.000
TRANSFERENCIAS CORRIENTES	380.000.000
Transferencias corrientes del sector público	380.000.000
Transferencias corrientes internas recibidas del sector público	380.000.000
De la República	380.000.000
INGRESOS DE CAPITAL	**1.482.720**
RECURSOS PROPIOS DE CAPITAL	1.482.720
Incremento de la depreciación y amortización acumuladas	1.482.720
FUENTES DE FINANCIAMIENTO	**91.783.958**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	91.783.958
Disminución de otros activos financieros	91.783.958
Disminución de disponibilidades	91.783.958
Disminución de bancos	91.783.958
TOTAL RECURSOS	**473.266.678**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**450.221.652**
GASTOS DE CONSUMO	306.895.339
Remuneraciones	245.772.759
Sueldos, salarios y otras retribuciones	26.263.945
Beneficios y complementos de sueldos y salarios	69.837.773
Aportes patronales	7.156.340
Prestaciones sociales y otras indemnizaciones	14.717.840
Asistencia socioeconómica	127.796.861
Compra de bienes y servicios	55.934.280
Bienes de consumo	7.317.231
Servicios no personales	48.617.049
Impuestos indirectos	3.705.580
Depreciación y amortización	1.482.720
TRANSFERENCIAS Y DONACIONES CORRIENTES	143.326.313
Al sector privado	143.326.313
Transferencias corrientes al sector privado	140.126.313
Directas a personas	139.555.313
Pensiones y otros beneficios asociados	5.345.679
Jubilaciones y otros beneficios asociados	28.029.781
Otras transferencias directas a personas	106.179.853
Otras transferencias corrientes internas al sector privado	31.000
Transferencias corrientes a Consejos Comunales	540.000
Donaciones corrientes al sector privado	3.200.000
Donaciones a personas	3.200.000
GASTOS DE CAPITAL	**2.500.000**
INVERSIÓN REAL DIRECTA	2.500.000
Formación bruta de capital fijo	2.500.000
Maquinaria, equipos y otros bienes muebles	2.500.000
APLICACIONES FINANCIERAS	**20.545.026**
DISMINUCIÓN DE PASIVOS	20.545.026
Disminución de cuentas y efectos por pagar	20.545.026
Disminución de cuentas y efectos por pagar a corto plazo	5.025.498
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.055.494

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar	1.220.004
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.220.004
Disminución cuentas por pagar a proveedores a corto plazo	750.000
Disminución de otras cuentas y efectos por pagar	15.519.528
Disminución de otras cuentas por pagar a corto plazo	11.461.482
Disminución de otros efectos por pagar a corto plazo	4.058.046
TOTAL GASTOS	**473.266.678**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120937	Implementar un Sistema de Atención al Estudiante universitario y población objetivo hasta su formación, a fin de fomentar su capacidad científica, tecnológica y producción nacional.	estudiante			69.290	38.468.328	98.946.251			137.414.579
120939	Programa de Estudiantes Internacionales en la República Bolivariana de Venezuela.	estudiante			3.170	924.150	35.028.414			35.952.564
	TOTAL					**39.392.478**	**133.974.665**			**173.367.143**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	29.346.454	166.611.866			195.958.320
02	Gestión administrativa	24.527.746	46.038.009			70.565.755
03	Previsión y protección social		33.375.460			33.375.460
	TOTAL	**53.874.200**	**246.025.335**			**299.899.535**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**264**	**190**	**127**	**581**	**25.070.677**	**3.733.208**	**28.803.885**
Directivo	34	15	37	86	4.582.656	498.588	5.081.244
Profesional y Técnico	146	63	57	266	11.286.484	2.358.469	13.644.953
Personal Administrativo	71	69	16	156	6.402.044	287.539	6.689.583
Personal Médico	1			1	47.449		47.449
Obrero	12	43	17	72	2.752.044	588.612	3.340.656
Personal Contratado	**9**	**7**		**16**	**1.014.888**		**1.014.888**
Profesional y Técnico	9	7		16	1.014.888		1.014.888
TOTAL	**273**	**197**	**127**	**597**	**26.085.565**	**3.733.208**	**29.818.773**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**16**	**5**	**21**	**5.345.679**
Obreros	2	1	3	943.907
Empleados	14	4	18	4.401.772
Jubilados	**73**	**32**	**105**	**28.029.781**
Obreros	4	8	12	4.160.463
Empleados	69	24	93	23.869.318
TOTAL	**89**	**37**	**126**	**33.375.460**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	245.772.759
4.02	Materiales, suministros y mercancías	7.317.231
4.03	Servicios no personales	52.322.629
4.04	Activos reales	2.500.000
4.07	Transferencias y donaciones	143.326.313
4.08	Otros gastos	1.482.720
4.11	Disminución de pasivos	20.545.026
	TOTAL	**473.266.678**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**380.000.000**
INGRESOS CORRIENTES ORDINARIOS	380.000.000
TRANSFERENCIAS CORRIENTES	380.000.000
Transferencias corrientes del sector público	380.000.000
Transferencias corrientes internas recibidas del sector público	380.000.000
De la República	380.000.000
Recursos Ordinarios	380.000.000
1.2 GASTOS CORRIENTES	**450.221.652**
GASTOS DE CONSUMO	306.895.339
Remuneraciones	245.772.759
Sueldos, salarios y otras retribuciones	26.263.945
Beneficios y complementos de sueldos y salarios	69.837.773
Aportes patronales	7.156.340
Prestaciones sociales y otras indemnizaciones	14.717.840
Asistencia socioeconómica	127.796.861
Compra de bienes y servicios	55.934.280
Bienes de consumo	7.317.231
Servicios no personales	48.617.049
Impuestos indirectos	3.705.580
Depreciación y amortización	1.482.720
TRANSFERENCIAS Y DONACIONES CORRIENTES	143.326.313
Al sector privado	143.326.313
Transferencias corrientes al sector privado	140.126.313
Directas a personas	139.555.313
Pensiones y otros beneficios asociados	5.345.679
Jubilaciones y otros beneficios asociados	28.029.781
Otras transferencias directas a personas	106.179.853
Otras transferencias corrientes internas al sector privado	31.000
Transferencias corrientes a Consejos Comunales	540.000
Donaciones corrientes al sector privado	3.200.000
Donaciones a personas	3.200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(70.221.652)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(68.738.932)**
RECURSOS PROPIOS DE CAPITAL	(68.738.932)
Ahorro/ Desahorro en cuenta corriente	(70.221.652)
Incremento de la depreciación y amortización acumuladas	1.482.720
2.2 GASTOS DE CAPITAL	**2.500.000**
INVERSIÓN REAL DIRECTA	2.500.000
Formación bruta de capital fijo	2.500.000
Maquinaria, equipos y otros bienes muebles	2.500.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(71.238.932)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**91.783.958**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	91.783.958
Disminución de otros activos financieros	91.783.958
Disminución de disponibilidades	91.783.958
Disminución de bancos	91.783.958
3.2 APLICACIONES FINANCIERAS	**91.783.958**
DISMINUCIÓN DE PASIVOS	20.545.026
Disminución de cuentas y efectos por pagar	20.545.026
Disminución de cuentas y efectos por pagar a corto plazo	5.025.498
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.055.494
Disminución de aportes patronales y retenciones laborales por pagar	1.220.004
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.220.004
Disminución cuentas por pagar a proveedores a corto plazo	750.000
Disminución de otras cuentas y efectos por pagar	15.519.528
Disminución de otras cuentas por pagar a corto plazo	11.461.482
Disminución de otros efectos por pagar a corto plazo	4.058.046
DÉFICIT FINANCIERO	71.238.932

A0334

Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)

FUNDACIÓN INSTITUTO DE INGENIERÍA PARA LA INVESTIGACIÓN Y DESARROLLO TECNOLÓGICO (FIIDT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT) es una Institución del Estado Venezolano destinada a brindar servicios de asesoría organizaciones públicas y privadas en las áreas de Ingeniería Mecánica, Tecnología de Materiales, Geomática, e Ingeniería Eléctrica y Sistemas; coadyuvando al logro del Desarrollo Nacional signado por la independencia científica y tecnológica y la búsqueda de un modelo de desarrollo socio productivo que tenga como pivote el bienestar del hombre y la justicia social; todo esto enmarcado dentro del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, en sus cinco objetivos grandes objetivos históricos, igualmente cumplir fielmente, con los compromisos con sus trabajadores.

Las políticas presupuestarias adelantadas por esta Organización son diseñadas con base al ordenamiento jurídico Nacional que rige la materia; así como las especificidades institucionales, operativas y requerimientos de servicios que conformaran nuestra estructura de ingresos y egresos.

Para el Ejercicio Fiscal 2014 la FIIDT se ha planteado adelantar el siguiente Proyecto: "Apoyo científico, tecnológico y de innovación a los procesos de desarrollo industrial y agrícola, orientado a la satisfacción de las necesidades del pueblo". Actualmente la quinta parte del monto de las importaciones se invierten en maquinaria, equipos mecánicos o partes, generando una alta dependencia del mercado extranjero, por lo que se hace prioritario apoyar el aparato productivo a través del desarrollo de bienes de capital que apuntalen la producción industrial, el desarrollo y la innovación. A tal efecto se requiere incrementar la producción Nacional de Ciencia, Tecnología e Innovación hacia las necesidades y potencialidades del país para el cumplimiento de los objetivos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019.

La Fundación Instituto de Ingeniería para Investigación y Desarrollo Tecnológico, establecerá mecanismo de control para el fortalecimiento en sus cinco centros de investigación para la actualización de sus equipos y sobre todo de la formación y capacitación de su capital humano.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**137.763.762**
INGRESOS CORRIENTES ORDINARIOS	137.763.762
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	16.123.446
Venta de otros bienes y servicios	16.123.446
TRANSFERENCIAS CORRIENTES	121.640.316
Transferencias corrientes del sector público	121.640.316
Transferencias corrientes internas recibidas del sector público	121.640.316
De la República	115.616.955
De los entes descentralizados sin fines empresariales	6.023.361
INGRESOS DE CAPITAL	**3.542.807**
RECURSOS PROPIOS DE CAPITAL	3.542.807
Incremento de la depreciación y amortización acumuladas	3.542.807
FUENTES DE FINANCIAMIENTO	**39.992.375**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	39.992.375
Disminución de otros activos financieros	39.992.375
Disminución de disponibilidades	39.992.375
Disminución de caja	39.992.375
TOTAL RECURSOS	**181.298.944**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**169.329.505**
GASTOS DE CONSUMO	167.972.393
Remuneraciones	115.926.561
Sueldos, salarios y otras retribuciones	21.675.789
Beneficios y complementos de sueldos y salarios	51.184.537
Aportes patronales	6.479.308
Prestaciones sociales y otras indemnizaciones	15.949.063
Asistencia socioeconómica	20.637.864
Compra de bienes y servicios	45.763.733
Bienes de consumo	6.960.964
Servicios no personales	38.802.769
Impuestos indirectos	2.739.292
Depreciación y amortización	3.542.807
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.357.112
Al sector privado	1.357.112
Transferencias corrientes al sector privado	1.357.112
Directas a personas	1.357.112
Pensiones y otros beneficios asociados	358.268
Jubilaciones y otros beneficios asociados	983.844
Otras transferencias directas a personas	15.000
GASTOS DE CAPITAL	**11.969.439**
INVERSIÓN REAL DIRECTA	11.969.439
Formación bruta de capital fijo	11.969.439
Edificios e instalaciones	643.566
Maquinaria, equipos y otros bienes muebles	11.325.873
TOTAL GASTOS	**181.298.944**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121093	Apoyo científico, tecnológico y de innovación a los procesos de desarrollo industrial y agrícola, orientado a la satisfacción de las necesidades del pueblo	tecnología			6	36.992.375	78.007.035		6.023.361	121.022.771
	TOTAL					**36.992.375**	**78.007.035**		**6.023.361**	**121.022.771**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	3.000.000	35.652.808			38.652.808
02	Gestión administrativa	19.666.253	600.000			20.266.253
03	Previsión y protección social		1.357.112			1.357.112
	TOTAL	**22.666.253**	**37.609.920**			**60.276.173**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**149**	**232**		**381**	**17.745.747**		**17.745.747**
Alto Nivel y de Dirección		8		8	600.000		600.000
Personal Administrativo	39	52		91	4.114.980		4.114.980
Personal de Investigación	110	172		282	13.030.767		13.030.767
Personal Contratado	**7**	**8**		**15**	**3.000.000**		**3.000.000**
Personal de Investigación	7	8		15	3.000.000		3.000.000
TOTAL	156	240		396	20.745.747		20.745.747

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**2**	**4**	**358.268**
Empleados	2	2	4	358.268
Jubilados	**5**	**8**	**13**	**983.844**
Empleados	5	8	13	983.844
TOTAL	7	10	17	1.342.112

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	115.926.561
4.02	Materiales, suministros y mercancías	6.960.964
4.03	Servicios no personales	41.542.061
4.04	Activos reales	11.969.439
4.07	Transferencias y donaciones	1.357.112
4.08	Otros gastos	3.542.807
	TOTAL	**181.298.944**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**137.763.762**
INGRESOS CORRIENTES ORDINARIOS	137.763.762
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	16.123.446
Venta de otros bienes y servicios	16.123.446
TRANSFERENCIAS CORRIENTES	121.640.316
Transferencias corrientes del sector público	121.640.316
Transferencias corrientes internas recibidas del sector público	121.640.316
De la República	115.616.955
Recursos Ordinarios	115.616.955
De los entes descentralizados sin fines empresariales	6.023.361
1.2 GASTOS CORRIENTES	**169.329.505**
GASTOS DE CONSUMO	167.972.393
Remuneraciones	115.926.561
Sueldos, salarios y otras retribuciones	21.675.789
Beneficios y complementos de sueldos y salarios	51.184.537
Aportes patronales	6.479.308
Prestaciones sociales y otras indemnizaciones	15.949.063
Asistencia socioeconómica	20.637.864
Compra de bienes y servicios	45.763.733
Bienes de consumo	6.960.964
Servicios no personales	38.802.769
Impuestos indirectos	2.739.292
Depreciación y amortización	3.542.807
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.357.112
Al sector privado	1.357.112
Transferencias corrientes al sector privado	1.357.112
Directas a personas	1.357.112
Pensiones y otros beneficios asociados	358.268
Jubilaciones y otros beneficios asociados	983.844
Otras transferencias directas a personas	15.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(31.565.743)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(28.022.936)**
RECURSOS PROPIOS DE CAPITAL	(28.022.936)
Ahorro/ Desahorro en cuenta corriente	(31.565.743)
Incremento de la depreciación y amortización acumuladas	3.542.807
2.2 GASTOS DE CAPITAL	**11.969.439**
INVERSIÓN REAL DIRECTA	11.969.439
Formación bruta de capital fijo	11.969.439
Edificios e instalaciones	643.566
Maquinaria, equipos y otros bienes muebles	11.325.873
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(39.992.375)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**39.992.375**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	39.992.375
Disminución de otros activos financieros	39.992.375
Disminución de disponibilidades	39.992.375
Disminución de caja	39.992.375
3.2 APLICACIONES FINANCIERAS	**39.992.375**
DÉFICIT FINANCIERO	39.992.375

A0338

Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)

FUNDACIÓN INSTITUTO ZULIANO DE INVESTIGACIONES TECNOLÓGICAS (INZIT-CICASI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI), adscrita actualmente al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Acta Constitutiva N° 15351 de fecha 08/03/1979, con la finalidad de promover, apoyar y consolidar el desarrollo científico en el estado Zulia, mediante el apoyo e interacción con instituciones públicas y privadas, en la búsqueda de transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación, con una visión incluyente.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a la fundación para el año 2014, se estiman en Bs. 24.025.869, provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	13.301.589
– Aportes de Entes Descentralizados sin Fines Empresariales	Bs.	4.924.280
– Recursos Propios	Bs.	5.800.000
TOTAL	**Bs.**	**24.025.869**

- **POLÍTICA DE GASTOS**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de quince millones novecientos treinta y cinco mil ochocientos sesenta y nueve bolívares (Bs. 15.935.869) y por Acciones Centralizadas, un monto de ocho millones noventa mil bolívares (Bs. 8.090.000); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de personal	Bs.	13.871.589
– Materiales suministros y mercancías	Bs.	870.000
– Servicios no personales	Bs.	3.290.000
– Activos reales	Bs.	4.074.280
– Transferencias y donaciones	Bs.	120.000
– Otros gastos	Bs.	1.800.000
TOTAL	**Bs.**	**24.025.869**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014, se orientarán a la ejecución de los proyectos siguientes:

- Desarrollo e investigación de tecnologías transferibles a los procesos económicos y socio-políticos de las comunidades.
- Desarrollo y transferencias de tecnología en energías alternativas e impulso de los procesos socio-productivos en las comunidades y el sector productivo nacional.
- Investigación y desarrollo tecnológicos orientados al fortalecimiento de las operaciones de la industria petrolera y del sector productivo nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**21.725.869**
INGRESOS CORRIENTES ORDINARIOS	21.725.869
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.500.000
Venta de otros bienes y servicios	3.500.000
TRANSFERENCIAS CORRIENTES	18.225.869
Transferencias corrientes del sector público	18.225.869
Transferencias corrientes internas recibidas del sector público	18.225.869
De la República	13.301.589
De los entes descentralizados sin fines empresariales	4.924.280
INGRESOS DE CAPITAL	**1.800.000**
RECURSOS PROPIOS DE CAPITAL	1.800.000
Incremento de la depreciación y amortización acumuladas	1.800.000
FUENTES DE FINANCIAMIENTO	**500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	500.000
Disminución de otros activos financieros	500.000
Disminución de disponibilidades	500.000
Disminución de bancos	500.000
TOTAL RECURSOS	**24.025.869**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**19.951.589**
GASTOS DE CONSUMO	19.831.589
Remuneraciones	13.871.589
Sueldos, salarios y otras retribuciones	4.263.382
Beneficios y complementos de sueldos y salarios	4.205.041
Aportes patronales	1.178.193
Prestaciones sociales y otras indemnizaciones	1.571.172
Asistencia socioeconómica	2.653.801
Compra de bienes y servicios	4.160.000
Bienes de consumo	870.000
Servicios no personales	3.290.000
Depreciación y amortización	1.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	120.000
Transferencias corrientes al sector privado	120.000
Directas a personas	120.000
Jubilaciones y otros beneficios asociados	120.000
GASTOS DE CAPITAL	**4.074.280**
INVERSIÓN REAL DIRECTA	4.074.280
Formación bruta de capital fijo	4.074.280
Maquinaria, equipos y otros bienes muebles	4.074.280
TOTAL GASTOS	**24.025.869**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120770	Desarrollo e implementación de tecnologías transferibles a los procesos económicos y socio-políticos de las comunidades.	Tecnología			4	250.000	2.490.000		3.073.940	5.813.940
120861	Desarrollo y transferencia de tecnología en energías alternativas e impulso de los procesos socio-productivos en las comunidades y el sector productivo nacional.	Sistema Híbrido			1	400.000	1.675.989		1.270.340	3.346.329
120891	Investigación y desarrollo tecnológicos orientados al fortalecimiento de las operaciones de la industria petrolera y del sector productivo nacional.	Tecnología			4	1.250.000	4.945.600		580.000	6.775.600
TOTAL						**1.900.000**	**9.111.589**		**4.924.280**	**15.935.869**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	800.000	3.270.000			4.070.000
02	Gestión administrativa	3.100.000	800.000			3.900.000
03	Previsión y protección social		120.000			120.000
	TOTAL	**3.900.000**	**4.190.000**			**8.090.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**40**	**43**		**83**	**3.670.186**		**3.670.186**
Alto Nivel y de Dirección	1			1	220.800		220.800
Directivo	2	1		3	607.644		607.644
Profesional y Técnico	17	26		43	1.573.196		1.573.196
Personal Administrativo	12	10		22	617.499		617.499
Personal de Investigación	8	6		14	651.047		651.047
Personal Contratado	**10**	**5**		**15**	**708.603**		**708.603**
Profesional y Técnico	2	2		4	290.668		290.668
Personal Administrativo	5	2		7	417.935		417.935
TOTAL	**50**	**48**		**98**	**4.378.789**		**4.378.789**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**	**2**	**3**	**120.000**
Empleados	1	2	3	120.000
TOTAL	**1**	**2**	**3**	**120.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	13.871.589
4.02	Materiales, suministros y mercancías	870.000
4.03	Servicios no personales	3.290.000
4.04	Activos reales	4.074.280
4.07	Transferencias y donaciones	120.000
4.08	Otros gastos	1.800.000
	TOTAL	**24.025.869**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**21.725.869**
INGRESOS CORRIENTES ORDINARIOS	21.725.869
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.500.000
Venta de otros bienes y servicios	3.500.000
TRANSFERENCIAS CORRIENTES	18.225.869
Transferencias corrientes del sector público	18.225.869
Transferencias corrientes internas recibidas del sector público	18.225.869
De la República	13.301.589
Recursos Ordinarios	13.301.589
De los entes descentralizados sin fines empresariales	4.924.280
1.2 GASTOS CORRIENTES	**19.951.589**
GASTOS DE CONSUMO	19.831.589
Remuneraciones	13.871.589
Sueldos, salarios y otras retribuciones	4.263.382
Beneficios y complementos de sueldos y salarios	4.205.041
Aportes patronales	1.178.193
Prestaciones sociales y otras indemnizaciones	1.571.172
Asistencia socioeconómica	2.653.801
Compra de bienes y servicios	4.160.000
Bienes de consumo	870.000
Servicios no personales	3.290.000
Depreciación y amortización	1.800.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	120.000
Transferencias corrientes al sector privado	120.000
Directas a personas	120.000
Jubilaciones y otros beneficios asociados	120.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.774.280**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.574.280**
RECURSOS PROPIOS DE CAPITAL	3.574.280
Ahorro en cuenta corriente	1.774.280
Incremento de la depreciación y amortización acumuladas	1.800.000
2.2 GASTOS DE CAPITAL	**4.074.280**
INVERSIÓN REAL DIRECTA	4.074.280
Formación bruta de capital fijo	4.074.280
Maquinaria, equipos y otros bienes muebles	4.074.280
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(500.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	500.000
Disminución de otros activos financieros	500.000
Disminución de disponibilidades	500.000
Disminución de bancos	500.000
3.2 APLICACIONES FINANCIERAS	**500.000**
DÉFICIT FINANCIERO	500.000

A0355

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO ZULIA (FUNDACITE-ZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia, adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial N° 471 de fecha 27 de diciembre de 1979, publicado en la Gaceta Oficial de la República de Venezuela N° 31.892 de fecha 28 de diciembre de 1979, reimpresa por error de copia, publicado en la Gaceta Oficial de la República de Venezuela N° 31.899 de fecha 9 de enero de 1980, con la finalidad de promover, apoyar y consolidar el desarrollo científico en este estado, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación, con una visión incluyente.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a la Fundación para el año 2014, se estiman en Bs. 10.776.218 provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	8.935.218
– Recursos Propios	Bs.	1.841.000
TOTAL	**Bs.**	**10.776.218**

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de seis millones novecientos veintiocho mil novecientos sesenta bolívares (Bs. 6.928.960) y por Acciones Centralizadas, un monto de tres millones ochocientos cuarenta y ocho mil setecientos cincuenta y ocho bolívares (Bs. 3.848.758); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de personal	Bs.	7.478.380
– Materiales suministros y mercancías	Bs.	435.500
– Servicios no personales	Bs.	1.000.000
– Activos reales	Bs.	288.000
– Transferencias y donaciones	Bs.	1.133.338
– Otros gastos	Bs.	441.000
TOTAL	**Bs.**	**10.776.218**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014, se orientarán a la ejecución del proyecto siguiente:

- Impulso de la actividad científico, tecnológica y de innovación vinculada a las necesidades del pueblo y del fortalecimiento del poder comunal en el estado Zulia.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**8.935.218**
INGRESOS CORRIENTES ORDINARIOS	8.935.218
TRANSFERENCIAS CORRIENTES	8.935.218
Transferencias corrientes del sector público	8.935.218
Transferencias corrientes internas recibidas del sector público	8.935.218
De la República	8.935.218
INGRESOS DE CAPITAL	**441.000**
RECURSOS PROPIOS DE CAPITAL	441.000
Incremento de la depreciación y amortización acumuladas	441.000
FUENTES DE FINANCIAMIENTO	**1.400.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.400.000
Disminución de otros activos financieros	1.400.000
Disminución de disponibilidades	1.400.000
Disminución de bancos	1.400.000
TOTAL RECURSOS	**10.776.218**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**10.488.218**
GASTOS DE CONSUMO	9.354.880
Remuneraciones	7.478.380
Sueldos, salarios y otras retribuciones	1.709.904
Beneficios y complementos de sueldos y salarios	1.210.924
Aportes patronales	350.640
Prestaciones sociales y otras indemnizaciones	671.143
Asistencia socioeconómica	2.466.234
Otros gastos de personal	1.069.535
Compra de bienes y servicios	1.435.500
Bienes de consumo	435.500
Servicios no personales	1.000.000
Depreciación y amortización	441.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.133.338
Al sector privado	1.133.338
Transferencias corrientes al sector privado	1.133.338
Directas a personas	602.698
Jubilaciones y otros beneficios asociados	602.698
Otras transferencias corrientes internas al sector privado	530.640
GASTOS DE CAPITAL	**288.000**
INVERSIÓN REAL DIRECTA	288.000
Formación bruta de capital fijo	288.000
Maquinaria, equipos y otros bienes muebles	288.000
TOTAL GASTOS	**10.776.218**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120708	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Zulia.	coordinación			400	818.640	6.110.320			6.928.960
TOTAL						**818.640**	**6.110.320**			**6.928.960**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.053.560			2.053.560
02	Gestión administrativa	1.022.360	168.640			1.191.000
03	Previsión y protección social		602.698			602.698
	TOTAL	**1.023.860**	**2.824.898**			**3.847.258**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**19**	**19**	**4**	**42**	**1.591.848**		**1.591.848**
Directivo		2		2	148.452		148.452
Profesional y Técnico	11	14	4	29	1.068.780		1.068.780
Personal Administrativo	8	3		11	374.616		374.616
Personal Contratado	**1**	**1**		**2**	**68.112**		**68.112**
Profesional y Técnico	1	1		2	68.112		68.112
TOTAL	**20**	**20**	**4**	**44**	**1.659.960**		**1.659.960**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**5**	**2**	**7**	**602.698**
Empleados	5	2	7	602.698
TOTAL	**5**	**2**	**7**	**602.698**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	7.478.380
4.02	Materiales, suministros y mercancías	435.500
4.03	Servicios no personales	1.000.000
4.04	Activos reales	288.000
4.07	Transferencias y donaciones	1.133.338
4.08	Otros gastos	441.000
	TOTAL	**10.776.218**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**8.935.218**
INGRESOS CORRIENTES ORDINARIOS	8.935.218
TRANSFERENCIAS CORRIENTES	8.935.218
Transferencias corrientes del sector público	8.935.218
Transferencias corrientes internas recibidas del sector público	8.935.218
De la República	8.935.218
Recursos Ordinarios	8.935.218
1.2 GASTOS CORRIENTES	**10.488.218**
GASTOS DE CONSUMO	9.354.880
Remuneraciones	7.478.380
Sueldos, salarios y otras retribuciones	1.709.904
Beneficios y complementos de sueldos y salarios	1.210.924
Aportes patronales	350.640
Prestaciones sociales y otras indemnizaciones	671.143
Asistencia socioeconómica	2.466.234
Otros gastos de personal	1.069.535
Compra de bienes y servicios	1.435.500
Bienes de consumo	435.500
Servicios no personales	1.000.000
Depreciación y amortización	441.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.133.338
Al sector privado	1.133.338
Transferencias corrientes al sector privado	1.133.338
Directas a personas	602.698
Jubilaciones y otros beneficios asociados	602.698
Otras transferencias corrientes internas al sector privado	530.640
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.553.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.112.000)**
RECURSOS PROPIOS DE CAPITAL	(1.112.000)
Desahorro en cuenta corriente	(1.553.000)
Incremento de la depreciación y amortización acumuladas	441.000
2.2 GASTOS DE CAPITAL	**288.000**
INVERSIÓN REAL DIRECTA	288.000
Formación bruta de capital fijo	288.000
Maquinaria, equipos y otros bienes muebles	288.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.400.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.400.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.400.000
Disminución de otros activos financieros	1.400.000
Disminución de disponibilidades	1.400.000
Disminución de bancos	1.400.000
3.2 APLICACIONES FINANCIERAS	**1.400.000**
DÉFICIT FINANCIERO	1.400.000

A0363

Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)

FUNDACIÓN VENEZOLANA DE INVESTIGACIONES SISMOLÓGICAS (FUNVISIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS), tiene como función primordial elevar el nivel de preparación de las comunidades, de las instituciones para minimizar los niveles de vulnerabilidad ante eventos sísmicos.

Para lograr su objetivo FUNVISIS, realiza permanentemente actividades científicas y tecnológicas como son, el mantenimiento de las redes sismológicas y acelerográficas, que proporcionan información permanente sobre la ocurrencia de eventos sísmicos en el país; la realización de estudios e investigaciones sismológicas, destinados a atender la demanda de seguridad de la población ante la amenaza sísmica en el territorio nacional; y la formación de personal especializado en la caracterización de las fuentes sísmicas en el país y en la determinación de áreas susceptibles de riesgo sísmico.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**60.302.816**
INGRESOS CORRIENTES ORDINARIOS	60.302.816
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	462.165
Venta de otros bienes y servicios	462.165
TRANSFERENCIAS CORRIENTES	59.840.651
Transferencias corrientes del sector público	59.840.651
Transferencias corrientes internas recibidas del sector público	59.840.651
De la República	32.512.516
De los entes descentralizados sin fines empresariales	27.328.135
INGRESOS DE CAPITAL	**1.195.740**
RECURSOS PROPIOS DE CAPITAL	1.195.740
Incremento de la depreciación y amortización acumuladas	1.195.740
FUENTES DE FINANCIAMIENTO	**12.920.491**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.920.491
Disminución de otros activos financieros	12.920.491
Disminución de disponibilidades	12.920.491
Disminución de bancos	12.920.491
TOTAL RECURSOS	**74.419.047**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**65.884.956**
GASTOS DE CONSUMO	65.200.237
Remuneraciones	35.006.769
Sueldos, salarios y otras retribuciones	13.290.053
Beneficios y complementos de sueldos y salarios	13.385.254
Aportes patronales	1.151.021
Prestaciones sociales y otras indemnizaciones	1.805.718
Asistencia socioeconómica	5.374.723
Compra de bienes y servicios	26.278.593
Bienes de consumo	1.817.296
Servicios no personales	24.461.297
Impuestos indirectos	2.719.135
Depreciación y amortización	1.195.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	684.719
Al sector privado	684.719
Transferencias corrientes al sector privado	684.719
Directas a personas	684.719
Jubilaciones y otros beneficios asociados	597.259
Otras transferencias directas a personas	87.460
GASTOS DE CAPITAL	**8.534.091**
INVERSIÓN REAL DIRECTA	8.534.091
Formación bruta de capital fijo	8.534.091
Edificios e instalaciones	70.000
Maquinaria, equipos y otros bienes muebles	8.464.091
TOTAL GASTOS	**74.419.047**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120607	Prevención y Mitigación de Riesgo Ante Eventos Adversos	red			3.450	10.746.962	13.073.636		20.857.460	44.678.058
120613	Desarrollo de la Geociencia para las necesidades de la Vivienda y el Hábitat	instrumento			171	2.635.694	1.838.918		6.470.675	10.945.287
	TOTAL					**13.382.656**	**14.912.554**		**27.328.135**	**55.623.345**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.327.403			12.327.403
02	Gestión administrativa	1.195.740	4.675.300			5.871.040
03	Previsión y protección social		597.259			597.259
	TOTAL	**1.195.740**	**17.599.962**			**18.795.702**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**77**	**95**		**172**	**5.093.340**	**2.546.672**	**7.640.012**
Alto Nivel y de Dirección	3	3		6	306.670	153.335	460.005
Profesional y Técnico	27	28		55	1.617.469	808.735	2.426.204
Personal Administrativo	14	4		18	399.210	199.605	598.815
Personal de Investigación	24	46		70	2.275.000	1.137.500	3.412.500
Obrero	9	14		23	494.991	247.497	742.488
Personal Contratado	**81**			**81**	**3.815.210**		**3.815.210**
Profesional y Técnico	16			16	583.810		583.810
Personal Administrativo	8			8	238.000		238.000
Personal de Investigación	52			52	2.974.200		2.974.200
Obrero	5			5	19.200		19.200
TOTAL	**158**	**95**		**253**	**8.908.550**	**2.546.672**	**11.455.222**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**3**	**9**	**12**	**597.259**
Empleados	3	9	12	597.259
TOTAL	**3**	**9**	**12**	**597.259**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	35.006.769
4.02	Materiales, suministros y mercancías	1.817.296
4.03	Servicios no personales	27.180.432
4.04	Activos reales	8.534.091
4.07	Transferencias y donaciones	684.719
4.08	Otros gastos	1.195.740
	TOTAL	**74.419.047**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**60.302.816**
INGRESOS CORRIENTES ORDINARIOS	60.302.816
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	462.165
Venta de otros bienes y servicios	462.165
TRANSFERENCIAS CORRIENTES	59.840.651
Transferencias corrientes del sector público	59.840.651
Transferencias corrientes internas recibidas del sector público	59.840.651
De la República	32.512.516
Recursos Ordinarios	32.512.516
De los entes descentralizados sin fines empresariales	27.328.135
1.2 GASTOS CORRIENTES	**65.884.956**
GASTOS DE CONSUMO	65.200.237
Remuneraciones	35.006.769
Sueldos, salarios y otras retribuciones	13.290.053
Beneficios y complementos de sueldos y salarios	13.385.254
Aportes patronales	1.151.021
Prestaciones sociales y otras indemnizaciones	1.805.718
Asistencia socioeconómica	5.374.723
Compra de bienes y servicios	26.278.593
Bienes de consumo	1.817.296
Servicios no personales	24.461.297
Impuestos indirectos	2.719.135
Depreciación y amortización	1.195.740
TRANSFERENCIAS Y DONACIONES CORRIENTES	684.719
Al sector privado	684.719
Transferencias corrientes al sector privado	684.719
Directas a personas	684.719
Jubilaciones y otros beneficios asociados	597.259
Otras transferencias directas a personas	87.460
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(5.582.140)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(4.386.400)**
RECURSOS PROPIOS DE CAPITAL	(4.386.400)
Ahorro/ Desahorro en cuenta corriente	(5.582.140)
Incremento de la depreciación y amortización acumuladas	1.195.740
2.2 GASTOS DE CAPITAL	**8.534.091**
INVERSIÓN REAL DIRECTA	8.534.091
Formación bruta de capital fijo	8.534.091
Edificios e instalaciones	70.000
Maquinaria, equipos y otros bienes muebles	8.464.091
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(12.920.491)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**12.920.491**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.920.491
Disminución de otros activos financieros	12.920.491
Disminución de disponibilidades	12.920.491
Disminución de bancos	12.920.491
3.2 APLICACIONES FINANCIERAS	**12.920.491**
DÉFICIT FINANCIERO	12.920.491

A0382

Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)

FUNDACIÓN CENTRO DE INVESTIGACIONES DE ASTRONOMÍA FRANCISCO DUARTE (CIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Su misión consiste en contribuir con el desarrollo de la astronomía, las ciencias del espacio y afines, a través de la producción, promoción, transferencia, difusión de las observaciones, investigación, desarrollo y estudios teóricos y experimentales, además de la formación de recursos humanos de alto nivel, con un claro sentido de pertinencia social que contribuyan con el desarrollo endógeno sustentable y la independencia tecnológica del país para coadyuvar con el fortalecimiento de una sociedad justa, equitativa, democrática, participativa y protagónica.

Su visión es mantener el liderazgo de investigación astronómica en nuestro país y ser el principal instituto de investigación de Ciencias Astronómicas en América Latina, reconocido por la calidad en el desarrollo de investigadores, científicos y estudiantes que contribuyan a través de sus conocimientos al fortalecimiento de otras ciencias y a la difusión de los mismos a la sociedad, utilizando tecnología de punta e interactuando con otros centros de investigación a nivel mundial. Para ello realiza las siguientes actividades:

- Realiza, promueve y difunde investigaciones en el campo de la astronomía.
- Propiciar la enseñanza de la astronomía en los diversos centros educacionales del país.
- Estimular el intercambio técnico y científico entre instituciones similares nacionales o extranjeras.
- Contribuye con al perfeccionamiento profesional de los astrónomos del país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**25.738.183**
INGRESOS CORRIENTES ORDINARIOS	25.738.183
TRANSFERENCIAS CORRIENTES	25.558.183
Transferencias corrientes del sector público	25.558.183
Transferencias corrientes internas recibidas del sector público	25.558.183
De la República	25.558.183
OTROS INGRESOS	180.000
Otros ingresos ajenos a la operación	180.000
INGRESOS DE CAPITAL	**3.000.000**
RECURSOS PROPIOS DE CAPITAL	3.000.000
Incremento de la depreciación y amortización acumuladas	3.000.000
FUENTES DE FINANCIAMIENTO	**250.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.000
Disminución de otros activos financieros	250.000
Disminución de disponibilidades	250.000
Disminución de caja	250.000
TOTAL RECURSOS	**28.988.183**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**28.868.183**
GASTOS DE CONSUMO	27.936.033
Remuneraciones	21.082.242
Sueldos, salarios y otras retribuciones	7.356.411
Beneficios y complementos de sueldos y salarios	8.607.154
Aportes patronales	857.996
Prestaciones sociales y otras indemnizaciones	1.546.428
Asistencia socioeconómica	2.694.253
Otros gastos de personal	20.000
Compra de bienes y servicios	3.853.791
Bienes de consumo	1.743.085
Servicios no personales	2.110.706
Depreciación y amortización	3.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	932.150
Al sector privado	900.674
Transferencias corrientes al sector privado	820.674
Directas a personas	800.674
Pensiones y otros beneficios asociados	144.498
Jubilaciones y otros beneficios asociados	656.176
Otras transferencias corrientes internas al sector privado	20.000
Donaciones corrientes al sector privado	80.000
Donaciones a personas	40.000
Donaciones a instituciones sin fines de lucro	40.000
Al sector externo	31.476
Transferencias corrientes al exterior	31.476
A organismos internacionales	31.476
GASTOS DE CAPITAL	**120.000**
INVERSIÓN REAL DIRECTA	120.000
Formación bruta de capital fijo	120.000
Maquinaria, equipos y otros bienes muebles	120.000
TOTAL GASTOS	**28.988.183**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120764	Consolidación de las investigaciones en Astronomía y Astrofísica, formación de talento de alto nivel en áreas afines, y modernización tecnológica del Observatorio Astronómico Nacional.	coordinación			70		11.281.853			11.281.853
120807	Impulso de acciones en programas de socialización científico - técnico a nivel nacional para estimular a los niños, niñas y jóvenes a la investigación y estudio de la astronomía	evento			150		6.402.606			6.402.606
120829	Consolidación del Centro Nacional de Tecnologías Ópticas, como un espacio de estudio destinado a la investigación, Desarrollo y mantenimiento de Instrumentos y Partes ópticas.	producto			20		1.607.384			1.607.384
	TOTAL						**19.291.843**			**19.291.843**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.097.370			4.097.370
02	Gestión administrativa	3.430.000	1.368.296			4.798.296
03	Previsión y protección social		800.674			800.674
	TOTAL	**3.430.000**	**6.266.340**			**9.696.340**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**53**	**72**		**125**	**4.469.270**		**4.469.270**
Alto Nivel y de Dirección		1		1	30.000		30.000
Directivo	6	2		8	244.800		244.800
Profesional y Técnico	19	40		59	2.311.751		2.311.751
Personal Administrativo	9	5		14	264.796		264.796
Personal de Investigación	5	6		11	511.811		511.811
Obrero	14	18		32	1.106.112		1.106.112
Personal Contratado	**3**	**13**		**16**	**310.000**		**310.000**
Profesional y Técnico	1	10		11	193.258		193.258
Personal Administrativo	2			2	37.828		37.828
Personal de Investigación		1		1	18.914		18.914
Obrero		2		2	60.000		60.000
TOTAL	**56**	**85**		**141**	**4.779.270**		**4.779.270**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**		**2**	**144.498**
Obreros	1		1	60.482
Empleados	1		1	84.016
Jubilados	**4**	**4**	**8**	**656.176**
Obreros		1	1	65.169
Empleados	4	3	7	591.007
TOTAL	**6**	**4**	**10**	**800.674**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	21.082.242
4.02	Materiales, suministros y mercancías	1.743.085
4.03	Servicios no personales	2.110.706
4.04	Activos reales	120.000
4.07	Transferencias y donaciones	932.150
4.08	Otros gastos	3.000.000
	TOTAL	**28.988.183**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**25.738.183**
INGRESOS CORRIENTES ORDINARIOS	25.738.183
TRANSFERENCIAS CORRIENTES	25.558.183
Transferencias corrientes del sector público	25.558.183
Transferencias corrientes internas recibidas del sector público	25.558.183
De la República	25.558.183
Recursos Ordinarios	25.558.183
OTROS INGRESOS	180.000
Otros ingresos ajenos a la operación	180.000
1.2 GASTOS CORRIENTES	**28.868.183**
GASTOS DE CONSUMO	27.936.033
Remuneraciones	21.082.242
Sueldos, salarios y otras retribuciones	7.356.411
Beneficios y complementos de sueldos y salarios	8.607.154
Aportes patronales	857.996
Prestaciones sociales y otras indemnizaciones	1.546.428
Asistencia socioeconómica	2.694.253
Otros gastos de personal	20.000
Compra de bienes y servicios	3.853.791
Bienes de consumo	1.743.085
Servicios no personales	2.110.706
Depreciación y amortización	3.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	932.150
Al sector privado	900.674
Transferencias corrientes al sector privado	820.674
Directas a personas	800.674
Pensiones y otros beneficios asociados	144.498
Jubilaciones y otros beneficios asociados	656.176
Otras transferencias corrientes internas al sector privado	20.000
Donaciones corrientes al sector privado	80.000
Donaciones a personas	40.000
Donaciones a instituciones sin fines de lucro	40.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
Al sector externo	31.476
Transferencias corrientes al exterior	31.476
A organismos internacionales	31.476
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(3.130.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(130.000)**
RECURSOS PROPIOS DE CAPITAL	(130.000)
Ahorro/ Desahorro en cuenta corriente	(3.130.000)
Incremento de la depreciación y amortización acumuladas	3.000.000
2.2 GASTOS DE CAPITAL	**120.000**
INVERSIÓN REAL DIRECTA	120.000
Formación bruta de capital fijo	120.000
Maquinaria, equipos y otros bienes muebles	120.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(250.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**250.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.000
Disminución de otros activos financieros	250.000
Disminución de disponibilidades	250.000
Disminución de caja	250.000
3.2 APLICACIONES FINANCIERAS	**250.000**
DÉFICIT FINANCIERO	250.000

A0405

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO LARA (FUNDACITE-LARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (FUNDACITE – LARA), adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial N° 1307, del 27 de noviembre de 1981, publicado en Gaceta Oficial de la República de Venezuela N° 32.363, de fecha 27 de noviembre de 1981, con el objetivo de promover, apoyar y consolidar el desarrollo científico en este Estado, mediante apoyo e interacción con instituciones públicas y privadas, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs.12.987.457, discriminados a continuación:

- Transferencias recibidas de la República	Bs.	12.157.313
- Recursos propios	Bs.	830.144
Total	**Bs.**	**12.987.457**

- **POLÍTICA DE GASTOS**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Seis Millones Setecientos Noventa y Nueve Mil Ochocientos Noventa y Tres Bolívares (Bs. 6.799.893), y por Acciones Centralizadas, un monto de Seis Millones Ciento Ochenta y Siete Mil Quinientos Sesenta y Cuatro Bolívares (Bs. 6.187.564); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	10.113.145
- Materiales, Suministros y Mercancías	Bs.	364.200
- Servicios no Personales	Bs.	1.379.022
- Activos Reales	Bs.	110.000
- Transferencias y Donaciones	Bs.	781.090
- Otros Gastos	Bs.	240.000
Total	**Bs.**	**12.987.457**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Lara.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**12.157.313**
INGRESOS CORRIENTES ORDINARIOS	12.157.313
TRANSFERENCIAS CORRIENTES	12.157.313
Transferencias corrientes del sector público	12.157.313
Transferencias corrientes internas recibidas del sector público	12.157.313
De la República	12.157.313
INGRESOS DE CAPITAL	**240.000**
RECURSOS PROPIOS DE CAPITAL	240.000
Incremento de la depreciación y amortización acumuladas	240.000
FUENTES DE FINANCIAMIENTO	**590.144**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	590.144
Disminución de otros activos financieros	590.144
Disminución de disponibilidades	590.144
Disminución de bancos	590.144
TOTAL RECURSOS	**12.987.457**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**12.877.457**
GASTOS DE CONSUMO	12.096.367
Remuneraciones	10.113.145
Sueldos, salarios y otras retribuciones	3.575.327
Beneficios y complementos de sueldos y salarios	3.352.006
Aportes patronales	402.995
Prestaciones sociales y otras indemnizaciones	619.540
Asistencia socioeconómica	2.163.277
Compra de bienes y servicios	1.743.222
Bienes de consumo	364.200
Servicios no personales	1.379.022
Depreciación y amortización	240.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	781.090
Al sector privado	781.090
Transferencias corrientes al sector privado	781.090
Directas a personas	781.090
Jubilaciones y otros beneficios asociados	295.946
Otras transferencias directas a personas	485.144
GASTOS DE CAPITAL	**110.000**
INVERSIÓN REAL DIRECTA	110.000
Formación bruta de capital fijo	110.000
Maquinaria, equipos y otros bienes muebles	110.000
TOTAL GASTOS	**12.987.457**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120628	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Lara	coordinación			100	485.144	6.314.749			6.799.893
TOTAL						**485.144**	**6.314.749**			**6.799.893**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		4.840.396			4.840.396
02	Gestión administrativa	345.000	706.222			1.051.222
03	Previsión y protección social		295.946			295.946
TOTAL		**345.000**	**5.842.564**			**6.187.564**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**26**	**19**		**45**	**1.675.726**		**1.675.726**
Alto Nivel y de Dirección	5	2		7	320.038		320.038
Profesional y Técnico	10	11		21	749.196		749.196
Personal Administrativo	10	3		13	463.788		463.788
Obrero	1	3		4	142.704		142.704
Personal Contratado	**3**	**2**		**5**	**117.486**		**117.486**
Profesional y Técnico		1		1	17.838		17.838
Personal Administrativo	3	1		4	99.648		99.648
TOTAL	**29**	**21**		**50**	**1.793.212**		**1.793.212**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**3**		**3**	**295.946**
Empleados	3		3	295.946
TOTAL	**3**		**3**	**295.946**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	10.113.145
4.02	Materiales, suministros y mercancías	364.200
4.03	Servicios no personales	1.379.022
4.04	Activos reales	110.000
4.07	Transferencias y donaciones	781.090
4.08	Otros gastos	240.000
	TOTAL	**12.987.457**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**12.157.313**
INGRESOS CORRIENTES ORDINARIOS	12.157.313
TRANSFERENCIAS CORRIENTES	12.157.313
Transferencias corrientes del sector público	12.157.313
Transferencias corrientes internas recibidas del sector público	12.157.313
De la República	12.157.313
Recursos Ordinarios	12.157.313
1.2 GASTOS CORRIENTES	**12.877.457**
GASTOS DE CONSUMO	12.096.367
Remuneraciones	10.113.145
Sueldos, salarios y otras retribuciones	3.575.327
Beneficios y complementos de sueldos y salarios	3.352.006
Aportes patronales	402.995
Prestaciones sociales y otras indemnizaciones	619.540
Asistencia socioeconómica	2.163.277
Compra de bienes y servicios	1.743.222
Bienes de consumo	364.200
Servicios no personales	1.379.022
Depreciación y amortización	240.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	781.090
Al sector privado	781.090
Transferencias corrientes al sector privado	781.090
Directas a personas	781.090
Jubilaciones y otros beneficios asociados	295.946
Otras transferencias directas a personas	485.144
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(720.144)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(480.144)**
RECURSOS PROPIOS DE CAPITAL	(480.144)
Desahorro en cuenta corriente	(720.144)
Incremento de la depreciación y amortización acumuladas	240.000
2.2 GASTOS DE CAPITAL	**110.000**
INVERSIÓN REAL DIRECTA	110.000
Formación bruta de capital fijo	110.000
Maquinaria, equipos y otros bienes muebles	110.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(590.144)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**590.144**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	590.144
Disminución de otros activos financieros	590.144
Disminución de disponibilidades	590.144
Disminución de bancos	590.144
3.2 APLICACIONES FINANCIERAS	**590.144**
DÉFICIT FINANCIERO	590.144

A0429

Fundación Centro Nacional de Tecnología Química (CNTQ)

FUNDACIÓN CENTRO NACIONAL DE TECNOLOGÍA QUÍMICA (CNTQ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Su misión es promover el desarrollo tecnológico de la industria de procesos, mediante el fomento y generación de conocimientos, bienes y servicios, en forma directa o mediante proyectos, en conjunto con las universidades, centros de investigación, empresas públicas y privadas, para contribuir al desarrollo sustentable a la soberanía tecnológica del país.

Su visión tiene como objetivo procurar ser el centro de referencia nacional e internacional, en la utilización de capacidades de investigación, desarrollo e innovación en las industrias de procesos, universidades y centros de investigación, que aporten mayor autonomía tecnológica y promuevan el desarrollo sustentable del país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**49.772.837**
INGRESOS CORRIENTES ORDINARIOS	49.772.837
TRANSFERENCIAS CORRIENTES	36.200.780
Transferencias corrientes del sector público	36.200.780
Transferencias corrientes internas recibidas del sector público	36.200.780
De la República	12.153.403
De los entes descentralizados sin fines empresariales	24.047.377
OTROS INGRESOS	13.572.057
Otros ingresos ajenos a la operación	13.572.057
INGRESOS DE CAPITAL	**2.000.000**
RECURSOS PROPIOS DE CAPITAL	2.000.000
Incremento de la depreciación y amortización acumuladas	2.000.000
TOTAL RECURSOS	**51.772.837**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**44.041.570**
GASTOS DE CONSUMO	43.764.671
Remuneraciones	24.543.178
Sueldos, salarios y otras retribuciones	7.832.058
Beneficios y complementos de sueldos y salarios	7.369.754
Aportes patronales	1.385.357
Prestaciones sociales y otras indemnizaciones	2.043.472
Asistencia socioeconómica	5.912.537
Compra de bienes y servicios	14.539.393
Bienes de consumo	1.972.318
Servicios no personales	12.567.075
Impuestos indirectos	2.682.100
Depreciación y amortización	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	276.899
Al sector privado	276.899
Transferencias corrientes al sector privado	276.899
Directas a personas	276.899
Jubilaciones y otros beneficios asociados	276.899
GASTOS DE CAPITAL	**7.731.267**
INVERSIÓN REAL DIRECTA	7.731.267
Formación bruta de capital fijo	7.731.267
Maquinaria, equipos y otros bienes muebles	7.731.267
TOTAL GASTOS	**51.772.837**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121033	Impulso del sector productivo y reducción de la dependencia tecnológica mediante la manufactura y valorización de insumos nacionales	investigación			10	3.127.384	2.016.767		14.046.525	19.190.676
121066	Formular, desarrollar y acompañar proyectos orientados a promover el uso sustentable de la energía y a la evaluación, control y reducción del impacto ambiental generado por actividades industriales	investigación			4	2.864.125	2.166.438		2.799.362	7.829.925
121088	Gestión de la Calidad en Empresas Socialistas, PYMES, RSIP y Productores Artesanales	empresa			11	1.531.028	1.392.456		7.201.490	10.124.974
	TOTAL					**7.522.537**	**5.575.661**		**24.047.377**	**37.145.575**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	5.440.540	4.698.323			10.138.863
02	Gestión administrativa	2.463.968	1.747.532			4.211.500
03	Previsión y protección social	145.012	131.887			276.899
	TOTAL	**8.049.520**	**6.577.742**			**14.627.262**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**43**	**30**		**73**	**5.083.936**	**2.540.861**	**7.624.797**
Alto Nivel y de Dirección	2			2	226.970	113.485	340.455
Profesional y Técnico	35	21		56	3.943.760	1.971.880	5.915.640
Personal Administrativo	4	8		12	784.759	391.273	1.176.032
Obrero	2	1		3	128.447	64.223	192.670
Personal Contratado	**28**	**23**		**51**	**2.698.122**		**2.698.122**
Personal de Investigación	28	23		51	2.698.122		2.698.122
TOTAL	71	53		124	7.782.058	2.540.861	10.322.919

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**1**	**1**	**276.899**
Empleados		1	1	276.899
TOTAL		1	1	276.899

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	24.543.178
4.02	Materiales, suministros y mercancías	1.972.318
4.03	Servicios no personales	15.249.175
4.04	Activos reales	7.731.267
4.07	Transferencias y donaciones	276.899
4.08	Otros gastos	2.000.000
	TOTAL	**51.772.837**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**49.772.837**
INGRESOS CORRIENTES ORDINARIOS	49.772.837
TRANSFERENCIAS CORRIENTES	36.200.780
Transferencias corrientes del sector público	36.200.780
Transferencias corrientes internas recibidas del sector público	36.200.780
De la República	12.153.403
Recursos Ordinarios	12.153.403
De los entes descentralizados sin fines empresariales	24.047.377
OTROS INGRESOS	13.572.057
Otros ingresos ajenos a la operación	13.572.057
1.2 GASTOS CORRIENTES	**44.041.570**
GASTOS DE CONSUMO	43.764.671
Remuneraciones	24.543.178
Sueldos, salarios y otras retribuciones	7.832.058
Beneficios y complementos de sueldos y salarios	7.369.754
Aportes patronales	1.385.357
Prestaciones sociales y otras indemnizaciones	2.043.472
Asistencia socioeconómica	5.912.537
Compra de bienes y servicios	14.539.393
Bienes de consumo	1.972.318
Servicios no personales	12.567.075
Impuestos indirectos	2.682.100
Depreciación y amortización	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	276.899
Al sector privado	276.899
Transferencias corrientes al sector privado	276.899
Directas a personas	276.899
Jubilaciones y otros beneficios asociados	276.899
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**5.731.267**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.731.267**
RECURSOS PROPIOS DE CAPITAL	7.731.267
Ahorro/ Desahorro en cuenta corriente	5.731.267
Incremento de la depreciación y amortización acumuladas	2.000.000
2.2 GASTOS DE CAPITAL	**7.731.267**
INVERSIÓN REAL DIRECTA	7.731.267
Formación bruta de capital fijo	7.731.267
Maquinaria, equipos y otros bienes muebles	7.731.267
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0430

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO AMAZONAS (FUNDACITE-AMAZONAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas, adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante el Decreto Presidencial No 1.761 de fecha 01 de agosto de 1991, publicado en la Gaceta Oficial de la República de Venezuela No 34.769 de fecha 05 de agosto de 1991, teniendo como objetivo promover, apoyar y consolidar el desarrollo científico del Estado, mediante el apoyo e interacción con instituciones públicas y privadas, en la búsqueda de transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados a la fundación para el año 2014, se estiman en Bs. 5.140.330, provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	5.134.330
– Recursos Propios	Bs.	6.000
TOTAL	**Bs.**	**5.140.330**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Un Millón Doscientos Once Mil Seiscientos Noventa y Seis Bolívares (Bs. 1.211.696) y por Acciones Centralizadas, un monto de Tres Millones Novecientos Veintiocho Mil Seiscientos Treinta y Cuatro Bolívares (Bs. 3.928.634); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	4.396.013
– Materiales Suministros y Mercancías	Bs.	106.000
– Servicios No Personales	Bs.	600.317
– Activos Reales	Bs.	32.000
– Otros Gastos	Bs.	6.000
TOTAL	**Bs.**	**5.140.330**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014 se orientarán a la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Amazonas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**5.134.330**
INGRESOS CORRIENTES ORDINARIOS	5.134.330
TRANSFERENCIAS CORRIENTES	5.134.330
Transferencias corrientes del sector público	5.134.330
Transferencias corrientes internas recibidas del sector público	5.134.330
De la República	5.134.330
INGRESOS DE CAPITAL	**6.000**
RECURSOS PROPIOS DE CAPITAL	6.000
Incremento de la depreciación y amortización acumuladas	6.000
TOTAL RECURSOS	**5.140.330**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**5.108.330**
GASTOS DE CONSUMO	5.108.330
Remuneraciones	4.396.013
Sueldos, salarios y otras retribuciones	1.845.430
Beneficios y complementos de sueldos y salarios	1.314.867
Aportes patronales	225.755
Prestaciones sociales y otras indemnizaciones	343.665
Asistencia socioeconómica	666.296
Compra de bienes y servicios	706.317
Bienes de consumo	106.000
Servicios no personales	600.317
Depreciación y amortización	6.000
GASTOS DE CAPITAL	**32.000**
INVERSIÓN REAL DIRECTA	32.000
Formación bruta de capital fijo	32.000
Maquinaria, equipos y otros bienes muebles	32.000
TOTAL GASTOS	**5.140.330**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120978	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Amazonas	Coordinación			15		1.211.696			1.211.696
TOTAL							**1.211.696**			**1.211.696**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.302.037			3.302.037
02	Gestión administrativa	6.000	620.597			626.597
TOTAL		**6.000**	**3.922.634**			**3.928.634**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**8**	**8**		**16**	**551.603**		**551.603**
Alto Nivel y de Dirección		2		2	74.842		74.842
Profesional y Técnico	6	4		10	340.544		340.544
Personal Administrativo	1			1	34.054		34.054
Obrero	1	2		3	102.163		102.163
Personal Contratado	**1**	**18**		**19**	**621.493**		**621.493**
Profesional y Técnico	1	11		12	408.652		408.652
Personal Administrativo		6		6	204.326		204.326
Obrero		1		1	8.515		8.515
TOTAL	9	26		35	1.173.096		1.173.096

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.396.013
4.02	Materiales, suministros y mercancías	106.000
4.03	Servicios no personales	600.317
4.04	Activos reales	32.000
4.08	Otros gastos	6.000
	TOTAL	**5.140.330**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.134.330**
INGRESOS CORRIENTES ORDINARIOS	5.134.330
TRANSFERENCIAS CORRIENTES	5.134.330
Transferencias corrientes del sector público	5.134.330
Transferencias corrientes internas recibidas del sector público	5.134.330
De la República	5.134.330
Recursos Ordinarios	5.134.330
1.2 GASTOS CORRIENTES	**5.108.330**
GASTOS DE CONSUMO	5.108.330
Remuneraciones	4.396.013
Sueldos, salarios y otras retribuciones	1.845.430
Beneficios y complementos de sueldos y salarios	1.314.867
Aportes patronales	225.755
Prestaciones sociales y otras indemnizaciones	343.665
Asistencia socioeconómica	666.296
Compra de bienes y servicios	706.317
Bienes de consumo	106.000
Servicios no personales	600.317
Depreciación y amortización	6.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**26.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**32.000**
RECURSOS PROPIOS DE CAPITAL	32.000
Ahorro en cuenta corriente	26.000
Incremento de la depreciación y amortización acumuladas	6.000
2.2 GASTOS DE CAPITAL	**32.000**
INVERSIÓN REAL DIRECTA	32.000
Formación bruta de capital fijo	32.000
Maquinaria, equipos y otros bienes muebles	32.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0431

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO APURE (FUNDACITE-APURE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014:

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure, adscrita al Ministerio del Poder Popular de Ciencia, Tecnología e Innovación, fue creada mediante Decreto presidencial N° 3.931, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277, de fecha 21 de septiembre de 2005, con el objetivo de promover, apoyar, fortalecer y contribuir al desarrollo científico estadal y local, representando, coordinando y ejecutando las políticas, planes, programas y actividades que el Ministerio del Poder Popular de Ciencia, Tecnología e Innovación le asigne en sujeción a lo previsto en el Plan Nacional de Ciencia, Tecnología e Innovación.

- **POLÍTICA FINANCIERA:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs. 6.923.038 discriminados a continuación:

- Transferencias Recibidas de la República	**Bs.**	**6.923.038**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Novecientos Setenta y Siete Mil Doscientos Tres Bolívares (Bs. 977.203), y por Acciones Centralizadas, un monto de Cinco Millones Novecientos Cuarenta y Cinco Mil Ochocientos Treinta y Cinco Bolívares (Bs. 5.945.835); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	5.917.505
- Materiales, Suministros y Mercancías	Bs.	281.026
- Activos Reales	Bs.	426.610
- Activos Financieros	Bs.	246.170
- Transferencias Donaciones	Bs.	51.727
Total	**Bs.**	**6.923.038**

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, a través de políticas públicas dirigidas a la solución de problemas concretos de la sociedad. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Apure

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**6.923.038**
INGRESOS CORRIENTES ORDINARIOS	6.923.038
TRANSFERENCIAS CORRIENTES	6.923.038
Transferencias corrientes del sector público	6.923.038
Transferencias corrientes internas recibidas del sector público	6.923.038
De la República	6.923.038
TOTAL RECURSOS	**6.923.038**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**6.676.868**
GASTOS DE CONSUMO	6.625.141
Remuneraciones	5.917.505
Sueldos, salarios y otras retribuciones	1.305.146
Beneficios y complementos de sueldos y salarios	2.586.794
Aportes patronales	480.876
Prestaciones sociales y otras indemnizaciones	300.000
Asistencia socioeconómica	1.244.689
Compra de bienes y servicios	707.636
Bienes de consumo	281.026
Servicios no personales	426.610
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.727
Al sector privado	51.727
Transferencias corrientes al sector privado	51.727
Directas a personas	51.727
Jubilaciones y otros beneficios asociados	51.727
GASTOS DE CAPITAL	**246.170**
INVERSIÓN REAL DIRECTA	246.170
Formación bruta de capital fijo	246.170
Maquinaria, equipos y otros bienes muebles	246.170
TOTAL GASTOS	**6.923.038**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120885	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Apure	coordinación			80		977.203			977.203
TOTAL							**977.203**			**977.203**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.740.302			5.740.302
02	Gestión administrativa		153.806			153.806
03	Previsión y protección social		51.727			51.727
TOTAL			**5.945.835**			**5.945.835**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**16**	**19**		**35**	**1.305.146**		**1.305.146**
Directivo	8	5		13	960.694		960.694
Personal Administrativo	7	8		15	94.718		94.718
Obrero	1	6		7	249.734		249.734
TOTAL	**16**	**19**		**35**	**1.305.146**		**1.305.146**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados		**1**	**1**	**41.382**
Empleados		1	1	41.382
TOTAL		**1**	**1**	**41.382**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	5.917.505
4.02	Materiales, suministros y mercancías	281.026
4.03	Servicios no personales	426.610
4.04	Activos reales	246.170
4.07	Transferencias y donaciones	51.727
	TOTAL	**6.923.038**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.923.038**
INGRESOS CORRIENTES ORDINARIOS	6.923.038
TRANSFERENCIAS CORRIENTES	6.923.038
Transferencias corrientes del sector público	6.923.038
Transferencias corrientes internas recibidas del sector público	6.923.038
De la República	6.923.038
Recursos Ordinarios	6.923.038
1.2 GASTOS CORRIENTES	**6.676.868**
GASTOS DE CONSUMO	6.625.141
Remuneraciones	5.917.505
Sueldos, salarios y otras retribuciones	1.305.146
Beneficios y complementos de sueldos y salarios	2.586.794
Aportes patronales	480.876
Prestaciones sociales y otras indemnizaciones	300.000
Asistencia socioeconómica	1.244.689
Compra de bienes y servicios	707.636
Bienes de consumo	281.026
Servicios no personales	426.610
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.727
Al sector privado	51.727
Transferencias corrientes al sector privado	51.727
Directas a personas	51.727
Jubilaciones y otros beneficios asociados	51.727
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**246.170**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**246.170**
RECURSOS PROPIOS DE CAPITAL	246.170
Ahorro/ Desahorro en cuenta corriente	246.170
2.2 GASTOS DE CAPITAL	**246.170**
INVERSIÓN REAL DIRECTA	246.170
Formación bruta de capital fijo	246.170
Maquinaria, equipos y otros bienes muebles	246.170
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0432

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO BARINAS (FUNDACITE-BARINAS)

- **POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014**

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Barinas, (FUNDACITE BARINAS), el Decreto Presidencial N° 3.931, de fecha 20 de septiembre de 2005, publicada en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277, del 21 de septiembre de 2005, en la cual se establece, como objetivo promover, apoyar, fortalecer y contribuir al desarrollo regional del sistema nacional de ciencia, tecnología e innovación representando, coordinando y ejecutando las políticas, planes, programas y actividades emanadas del Ministerio del Poder Popular para Ciencia, Tecnología e Innovación MPPCT, según lo previsto en la Ley Orgánica de Ciencia y Tecnología y el Plan Nacional de Ciencia, Tecnología e Innovación; así como, a la articulación de las capacidades, potencialidades, expectativas y necesidades de todos los ciudadanos y ciudadanas en la nueva institucionalidad del estado Barinas, mediante procesos participativos y autogestionados de la ciencia, tecnóloga e innovación.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estima en Bs. 4.596.930, cuya fuente es: Bs. 4.596.680 y Recursos Propios por Bs. 250.

- Aporte del Ejecutivo Nacional	Bs.	4.596.680
- Recursos Propios	Bs.	250
- **Total**	**Bs.**	**4.596.930**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Bs. 3.174.050; para el desarrollo de un Proyecto denominado: Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Barinas, en relación a la Acción Centralizada el monto es de Bs. 1.422.880; el cual se ejecutará en la Dirección y Coordinación de los Gastos de los Trabajadores y la Gestión Administrativa, para así darle desarrollo institucional al proyecto a desarrollar durante el año 2014, y Bs. 250, derivado del incremento de la Depreciación.

- Gastos de Personal	Bs.	4.528.134
- Materiales, Suministro y Mercería	Bs.	11.500
- Servicios No Personales	Bs.	56.046
- Activos Reales	Bs.	1.000
- Otros Gastos	Bs.	250
- **TOTAL**	**Bs.**	**4.596.930**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la fundación. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto: en el ejercicio presupuestario 2014, se orientan a la ejecución del siguiente proyecto.

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Barinas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**4.596.680**
INGRESOS CORRIENTES ORDINARIOS	4.596.680
TRANSFERENCIAS CORRIENTES	4.596.680
Transferencias corrientes del sector público	4.596.680
Transferencias corrientes internas recibidas del sector público	4.596.680
De la República	4.596.680
INGRESOS DE CAPITAL	**250**
RECURSOS PROPIOS DE CAPITAL	250
Incremento de la depreciación y amortización acumuladas	250
TOTAL RECURSOS	**4.596.930**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**4.595.930**
GASTOS DE CONSUMO	4.595.930
Remuneraciones	4.528.134
Sueldos, salarios y otras retribuciones	1.072.913
Beneficios y complementos de sueldos y salarios	1.972.022
Aportes patronales	171.537
Prestaciones sociales y otras indemnizaciones	506.807
Asistencia socioeconómica	804.855
Compra de bienes y servicios	67.546
Bienes de consumo	11.500
Servicios no personales	56.046
Depreciación y amortización	250
GASTOS DE CAPITAL	**1.000**
INVERSIÓN REAL DIRECTA	1.000
Formación bruta de capital fijo	1.000
Maquinaria, equipos y otros bienes muebles	1.000
TOTAL GASTOS	**4.596.930**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120695	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el Estado Barinas.	Coordinación			148		3.174.050			3.174.050
TOTAL							**3.174.050**			**3.174.050**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.393.790			1.393.790
02	Gestión administrativa	250	28.840			29.090
TOTAL		**250**	**1.422.630**			**1.422.880**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**8**		**21**	**1.072.913**		**1.072.913**
Alto Nivel y de Dirección	3			3	308.806		308.806
Profesional y Técnico	8	7		15	647.449		647.449
Personal Administrativo	1			1	43.522		43.522
Obrero	1	1		2	73.136		73.136
TOTAL	**13**	**8**		**21**	**1.072.913**		**1.072.913**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.528.134
4.02	Materiales, suministros y mercancías	11.500
4.03	Servicios no personales	56.046
4.04	Activos reales	1.000
4.08	Otros gastos	250
	TOTAL	**4.596.930**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.596.680**
INGRESOS CORRIENTES ORDINARIOS	4.596.680
TRANSFERENCIAS CORRIENTES	4.596.680
Transferencias corrientes del sector público	4.596.680
Transferencias corrientes internas recibidas del sector público	4.596.680
De la República	4.596.680
Recursos Ordinarios	4.596.680
1.2 GASTOS CORRIENTES	**4.595.930**
GASTOS DE CONSUMO	4.595.930
Remuneraciones	4.528.134
Sueldos, salarios y otras retribuciones	1.072.913
Beneficios y complementos de sueldos y salarios	1.972.022
Aportes patronales	171.537
Prestaciones sociales y otras indemnizaciones	506.807
Asistencia socioeconómica	804.855
Compra de bienes y servicios	67.546
Bienes de consumo	11.500
Servicios no personales	56.046
Depreciación y amortización	250
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**750**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.000**
RECURSOS PROPIOS DE CAPITAL	1.000
Ahorro en cuenta corriente	750
Incremento de la depreciación y amortización acumuladas	250

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**1.000**
INVERSIÓN REAL DIRECTA	1.000
Formación bruta de capital fijo	1.000
Maquinaria, equipos y otros bienes muebles	1.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0433

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO COJEDES (FUNDACITE-COJEDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Cojedes (FUNDACITE – COJEDES), adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial N° 3.931, del 20 de septiembre de 2005, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277, de fecha 21 de septiembre de 2005, con el objetivo de promover, apoyar y consolidar el desarrollo científico en este estado, mediante apoyo e interacción con instituciones públicas y privadas, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs. 5.258.011, discriminados a continuación:

- Transferencias recibidas de la República	Bs.	3.535.246
- Recursos propios	Bs.	1.722.765
Total	**Bs.**	**5.258.011**

- **POLÍTICA DE GASTOS**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Tres Millones Dieciocho Mil Ciento Diecinueve Bolívares (Bs. 3.018.119), y por Acciones Centralizadas, un monto de Dos Millones Doscientos Treinta y Nueve Mil Ochocientos Noventa y Dos Bolívares (Bs. 2.239.892); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	3.088.784
- Materiales, Suministros y Mercancías	Bs.	871.962
- Servicios no Personales	Bs.	769.966
- Transferencias y Donaciones	Bs.	527.299
Total	**Bs.**	**5.258.011**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Cojedes.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.535.246**
INGRESOS CORRIENTES ORDINARIOS	3.535.246
TRANSFERENCIAS CORRIENTES	3.535.246
Transferencias corrientes del sector público	3.535.246
Transferencias corrientes internas recibidas del sector público	3.535.246
De la República	3.535.246
FUENTES DE FINANCIAMIENTO	**1.722.765**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.722.765
Disminución de otros activos financieros	1.722.765
Disminución de disponibilidades	1.722.765
Disminución de caja	1.722.765
TOTAL RECURSOS	**5.258.011**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**5.258.011**
GASTOS DE CONSUMO	4.730.712
Remuneraciones	3.088.784
Sueldos, salarios y otras retribuciones	633.190
Beneficios y complementos de sueldos y salarios	1.307.071
Aportes patronales	140.568
Prestaciones sociales y otras indemnizaciones	222.032
Asistencia socioeconómica	785.923
Compra de bienes y servicios	1.475.282
Bienes de consumo	871.962
Servicios no personales	603.320
Impuestos indirectos	166.646
TRANSFERENCIAS Y DONACIONES CORRIENTES	527.299
Al sector privado	527.299
Transferencias corrientes al sector privado	527.299
Otras transferencias corrientes internas al sector privado	527.299
TOTAL GASTOS	**5.258.011**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120621	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Cojedes	coordinación			40	1.526.599	1.491.520			3.018.119
TOTAL						**1.526.599**	**1.491.520**			**3.018.119**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	20.000	1.597.264			1.617.264
02	Gestión administrativa	176.166	446.462			622.628
TOTAL		**196.166**	**2.043.726**			**2.239.892**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**15**	**12**		**27**	**633.190**		**633.190**
Alto Nivel y de Dirección	2	2		4	111.020		111.020
Profesional y Técnico	12	8		20	454.061		454.061
Obrero	1	2		3	68.109		68.109
TOTAL	**15**	**12**		**27**	**633.190**		**633.190**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.088.784
4.02	Materiales, suministros y mercancías	871.962
4.03	Servicios no personales	769.966
4.07	Transferencias y donaciones	527.299
	TOTAL	**5.258.011**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.535.246**
INGRESOS CORRIENTES ORDINARIOS	3.535.246
TRANSFERENCIAS CORRIENTES	3.535.246
Transferencias corrientes del sector público	3.535.246
Transferencias corrientes internas recibidas del sector público	3.535.246
De la República	3.535.246
Recursos Ordinarios	3.535.246
1.2 GASTOS CORRIENTES	**5.258.011**
GASTOS DE CONSUMO	4.730.712
Remuneraciones	3.088.784
Sueldos, salarios y otras retribuciones	633.190
Beneficios y complementos de sueldos y salarios	1.307.071
Aportes patronales	140.568
Prestaciones sociales y otras indemnizaciones	222.032
Asistencia socioeconómica	785.923
Compra de bienes y servicios	1.475.282
Bienes de consumo	871.962
Servicios no personales	603.320
Impuestos indirectos	166.646
TRANSFERENCIAS Y DONACIONES CORRIENTES	527.299
Al sector privado	527.299
Transferencias corrientes al sector privado	527.299
Otras transferencias corrientes internas al sector privado	527.299
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(1.722.765)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.722.765)**
RECURSOS PROPIOS DE CAPITAL	(1.722.765)
Desahorro en cuenta corriente	(1.722.765)
2.2 GASTOS DE CAPITAL	
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(1.722.765)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.722.765**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.722.765
Disminución de otros activos financieros	1.722.765
Disminución de disponibilidades	1.722.765
Disminución de caja	1.722.765
3.2 APLICACIONES FINANCIERAS	**1.722.765**
DÉFICIT FINANCIERO	1.722.765

A0434

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO DELTA AMACURO (FUNDACITE-DELTA AMACURO)

POLÍTICA PRESUPUESTARIA Y FINANCIERA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro, adscrita al Ministerio del Poder Popular de Ciencia, Tecnología e Innovación, fue creada mediante Decreto presidencial N° 3.931, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277, de fecha 21 de septiembre de 2005, con el objetivo de promover, apoyar, fortalecer y contribuir al desarrollo científico estadal y local, representando, coordinando y ejecutando las políticas, planes, programas y actividades que el Ministerio del Poder Popular de Ciencia, Tecnología e Innovación le asigne en sujeción a lo previsto en el Plan Nacional de Ciencia, Tecnología e Innovación.

- **POLÍTICA FINANCIERA:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs. 6.310.227 discriminados a continuación:

- Recursos Propios	Bs.	147.760
- Transferencias Recibidas de la República	Bs.	5.338.565
- Transferencias Recibidas de los Entes Descentralizados Sin Fines Empresariales	Bs.	823.902
Total	**Bs.**	**6.310.227**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Dos Millones Ochocientos Treinta y Cuatro Mil Ciento Setenta y Un Bolívares (Bs. 2.834.171), y por Acciones Centralizadas, un monto de Tres Millones Cuatrocientos Setenta y Seis Mil Cincuenta y Seis Bolívares (Bs. 3.476.056); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	4.689.326
- Servicios No Personales	Bs.	796.999
- Transferencias y Donaciones	Bs.	823.902
Total	**Bs.**	**6.310.227**

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, a través de políticas públicas dirigidas a la solución de problemas concretos de la sociedad. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso a la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Delta Amacuro

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**6.162.467**
INGRESOS CORRIENTES ORDINARIOS	6.162.467
TRANSFERENCIAS CORRIENTES	6.162.467
Transferencias corrientes del sector público	6.162.467
Transferencias corrientes internas recibidas del sector público	6.162.467
De la República	5.338.565
De los entes descentralizados sin fines empresariales	823.902
FUENTES DE FINANCIAMIENTO	**147.760**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	147.760
Disminución de otros activos financieros	147.760
Disminución de disponibilidades	147.760
Disminución de bancos	147.760
TOTAL RECURSOS	**6.310.227**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**6.310.227**
GASTOS DE CONSUMO	5.486.325
Remuneraciones	4.689.326
Sueldos, salarios y otras retribuciones	1.366.131
Beneficios y complementos de sueldos y salarios	1.786.888
Aportes patronales	166.066
Prestaciones sociales y otras indemnizaciones	536.021
Asistencia socioeconómica	834.220
Compra de bienes y servicios	786.999
Servicios no personales	786.999
Impuestos indirectos	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	823.902
Al sector privado	823.902
Transferencias corrientes al sector privado	823.902
Otras transferencias corrientes internas al sector privado	823.902
TOTAL GASTOS	**6.310.227**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120962	Impulso a la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Delta Amacuro	coordinación			35		2.010.269		823.902	2.834.171
TOTAL							**2.010.269**		**823.902**	**2.834.171**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.944.017			2.944.017
02	Gestión administrativa	147.760	384.279			532.039
TOTAL		**147.760**	**3.328.296**			**3.476.056**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**7**		**21**	**795.315**	**103.650**	**898.965**
Alto Nivel y de Dirección	6	3		9	367.200	53.881	421.081
Personal Administrativo	7	2		9	321.086	39.928	361.014
Obrero	1	2		3	107.029	9.841	116.870
Personal Contratado	**6**	**10**		**16**	**570.816**		**570.816**
Profesional y Técnico	2	6		8	285.408		285.408
Personal Administrativo	4	4		8	285.408		285.408
TOTAL	**20**	**17**		**37**	**1.366.131**	**103.650**	**1.469.781**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.689.326
4.03	Servicios no personales	796.999
4.07	Transferencias y donaciones	823.902
	TOTAL	**6.310.227**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.162.467**
INGRESOS CORRIENTES ORDINARIOS	6.162.467
TRANSFERENCIAS CORRIENTES	6.162.467
Transferencias corrientes del sector público	6.162.467
Transferencias corrientes internas recibidas del sector público	6.162.467
De la República	5.338.565
Recursos Ordinarios	5.338.565
De los entes descentralizados sin fines empresariales	823.902
1.2 GASTOS CORRIENTES	**6.310.227**
GASTOS DE CONSUMO	5.486.325
Remuneraciones	4.689.326
Sueldos, salarios y otras retribuciones	1.366.131
Beneficios y complementos de sueldos y salarios	1.786.888
Aportes patronales	166.066
Prestaciones sociales y otras indemnizaciones	536.021
Asistencia socioeconómica	834.220
Compra de bienes y servicios	786.999
Servicios no personales	786.999
Impuestos indirectos	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	823.902
Al sector privado	823.902
Transferencias corrientes al sector privado	823.902
Otras transferencias corrientes internas al sector privado	823.902
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(147.760)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(147.760)**
RECURSOS PROPIOS DE CAPITAL	(147.760)
Ahorro/ Desahorro en cuenta corriente	(147.760)
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(147.760)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**147.760**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	147.760
Disminución de otros activos financieros	147.760
Disminución de disponibilidades	147.760
Disminución de bancos	147.760
3.2 APLICACIONES FINANCIERAS	**147.760**
DÉFICIT FINANCIERO	147.760

A0435

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO GUÁRICO (FUNDACITE-GUÁRICO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Guárico, adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial N° 3.931, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277, de fecha 21 de septiembre del año 2005, teniendo como objetivo promover, apoyar y consolidar el desarrollo científico en este estado, mediante el apoyo e interacción con instituciones públicas y privadas, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

Esta Fundación busca promover, apoyar, fortalecer y contribuir al desarrollo Nacional, Estadal y Local del Sistema de Ciencia, Tecnología e Innovación, representando, coordinando y ejecutando las políticas, planes, programas y actividades que el Ministerio del Poder Popular para la Ciencia, Tecnología e Innovación le asigne en el marco del Plan Nacional de Ciencia, Tecnología e Innovación, integrando las capacidades, las expectativas y necesidades de todos los sectores de la sociedad del estado Guárico, fomentando procesos participativos y autogestionados.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para la Fundación en el año 2014, se estiman en Bs. 3.281.094, provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	3.185.776
– Otras Fuentes	Bs.	95.318
Total	**Bs.**	**3.281.094**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Un Millón Doscientos Noventa y Tres Mil Quinientos Ochenta y Un Bolívares exactos (Bs. 1.293.581) y por Acciones Centralizadas, un monto de Un Millón Novecientos Ochenta y Siete Mil Quinientos Trece Bolívares exactos (Bs. 1.987.513); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	2.429.744
– Materiales, Suministros y Mercancías	Bs.	163.850
– Servicios No Personales	Bs.	429.405
– Transferencias y Donaciones	Bs.	42.197
– Disminución de Pasivos	Bs.	215.898
Total	**Bs.**	**3.281.094**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014, se orientarán a la ejecución del proyecto siguiente:

– Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder Comunal en el estado Guárico.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.185.776**
INGRESOS CORRIENTES ORDINARIOS	3.185.776
TRANSFERENCIAS CORRIENTES	3.185.776
Transferencias corrientes del sector público	3.185.776
Transferencias corrientes internas recibidas del sector público	3.185.776
De la República	3.185.776
FUENTES DE FINANCIAMIENTO	**95.318**
INCREMENTO DE PASIVOS	95.318
Incremento de cuentas y efectos por pagar	95.318
Incremento de cuentas y efectos por pagar a corto plazo	95.318
Incremento de aportes patronales y retenciones laborales por pagar	18.493
Incremento de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.571
Incremento de aportes patronales y retenciones laborales por pagar al Fondo de Seguro de Paro Forzoso	2.922
Incremento cuentas por pagar a proveedores a corto plazo	76.825
TOTAL RECURSOS	**3.281.094**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.022.999**
GASTOS DE CONSUMO	3.022.999
Remuneraciones	2.429.744
Sueldos, salarios y otras retribuciones	772.076
Beneficios y complementos de sueldos y salarios	917.994
Aportes patronales	165.287
Prestaciones sociales y otras indemnizaciones	260.698
Asistencia socioeconómica	313.689
Compra de bienes y servicios	535.095
Bienes de consumo	163.850
Servicios no personales	371.245
Impuestos indirectos	58.160
GASTOS DE CAPITAL	**42.197**
INVERSIÓN REAL DIRECTA	42.197
Formación bruta de capital fijo	42.197
Maquinaria, equipos y otros bienes muebles	42.197
APLICACIONES FINANCIERAS	**215.898**
DISMINUCIÓN DE PASIVOS	215.898
Disminución de cuentas y efectos por pagar	215.898
Disminución de cuentas y efectos por pagar a corto plazo	215.898
Disminución de sueldos, salarios y otras remuneraciones por pagar	138.228
Disminución de aportes patronales y retenciones laborales por pagar	77.670
Disminución de otros aportes patronales por pagar	77.670
TOTAL GASTOS	**3.281.094**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121002	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Guárico	coordinación			100		1.293.581			1.293.581
TOTAL							1.293.581			1.293.581

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.471.250			1.471.250
02	Gestión administrativa		420.945		95.318	516.263
TOTAL			1.892.195		95.318	1.987.513

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7**	**6**		**13**	**465.577**		**465.577**
Alto Nivel y de Dirección	2	2		4	144.444		144.444
Profesional y Técnico	5	3		8	285.457		285.457
Personal Administrativo		1		1	35.676		35.676
Personal Contratado	**11**	**13**		**24**	**181.278**		**181.278**
Profesional y Técnico		2		2	35.678		35.678
Personal Administrativo	1	1		2	60.000		60.000
Personal Docente	10	10		20	85.600		85.600
TOTAL	**18**	**19**		**37**	**646.855**		**646.855**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.429.744
4.02	Materiales, suministros y mercancías	163.850
4.03	Servicios no personales	429.405
4.04	Activos reales	42.197
4.11	Disminución de pasivos	215.898
	TOTAL	**3.281.094**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.185.776**
INGRESOS CORRIENTES ORDINARIOS	3.185.776
TRANSFERENCIAS CORRIENTES	3.185.776
Transferencias corrientes del sector público	3.185.776
Transferencias corrientes internas recibidas del sector público	3.185.776
De la República	3.185.776
Recursos Ordinarios	3.185.776
1.2 GASTOS CORRIENTES	**3.022.999**
GASTOS DE CONSUMO	3.022.999
Remuneraciones	2.429.744
Sueldos, salarios y otras retribuciones	772.076
Beneficios y complementos de sueldos y salarios	917.994
Aportes patronales	165.287
Prestaciones sociales y otras indemnizaciones	260.698
Asistencia socioeconómica	313.689
Compra de bienes y servicios	535.095
Bienes de consumo	163.850
Servicios no personales	371.245
Impuestos indirectos	58.160
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**162.777**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**162.777**
RECURSOS PROPIOS DE CAPITAL	162.777
Ahorro en cuenta corriente	162.777

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**42.197**
INVERSIÓN REAL DIRECTA	42.197
Formación bruta de capital fijo	42.197
Maquinaria, equipos y otros bienes muebles	42.197
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**120.580**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**215.898**
INCREMENTO DE PASIVOS	95.318
Incremento de cuentas y efectos por pagar	95.318
Incremento de cuentas y efectos por pagar a corto plazo	95.318
Incremento de aportes patronales y retenciones laborales por pagar	18.493
Incremento de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	15.571
Incremento de aportes patronales y retenciones laborales por pagar al Fondo del Seguro del Paro Forzoso	2.922
Incremento cuentas por pagar a proveedores a corto plazo	76.825
SUPERÁVIT FINANCIERO	120.580
3.2 APLICACIONES FINANCIERAS	**215.898**
DISMINUCIÓN DE PASIVOS	215.898
Disminución de cuentas y efectos por pagar	215.898
Disminución de cuentas y efectos por pagar a corto plazo	215.898
Disminución de sueldos, salarios y otras remuneraciones por pagar	138.228
Disminución de aportes patronales y retenciones laborales por pagar	77.670
Disminución de otros aportes patronales por pagar	77.670

A0436

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO MIRANDA (FUNDACITE-MIRANDA)

POLÍTICA PRESUPUESTARIA Y FINANCIERA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda, adscrita al Ministerio del Poder Popular de Ciencia, Tecnología e Innovación, fue creada mediante Decreto presidencial N° 3.931, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277, de fecha 21 de septiembre de 2005, con el objetivo de promover, apoyar, fortalecer y contribuir al desarrollo científico estadal y local, representando, coordinando y ejecutando las políticas, planes, programas y actividades que el Ministerio del Poder Popular de Ciencia, Tecnología e Innovación le asigne en sujeción a lo previsto en el Plan Nacional de Ciencia, Tecnología e Innovación.

- **POLÍTICA FINANCIERA:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs. 2.421.690 discriminados a continuación:

- Transferencias recibidas de la República	Bs.	**2.421.690**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Ochocientos Diecisiete Mil Setecientos Sesenta y Ocho Bolívares (Bs. 817.768), y por Acciones Centralizadas, un monto de Un Millón Seiscientos Tres Mil Novecientos Veintidós Bolívares (Bs. 1.603.922); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	1.611.602
- Materiales, Suministros y Mercancías	Bs.	140.000
- Servicios No Personales	Bs.	555.088
- Activos Reales	Bs.	115.000
TOTAL	**Bs.**	**2.421.690**

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019, a través de políticas públicas dirigidas a la solución de problemas concretos de la sociedad. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Miranda

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**2.421.690**
INGRESOS CORRIENTES EXTRAORDINARIOS	2.421.690
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.421.690
Transferencias corrientes internas recibidas del sector público	2.421.690
De la República	2.421.690
TOTAL RECURSOS	**2.421.690**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.306.690**
GASTOS DE CONSUMO	2.306.690
Remuneraciones	1.611.602
Sueldos, salarios y otras retribuciones	229.202
Beneficios y complementos de sueldos y salarios	535.000
Aportes patronales	111.400
Prestaciones sociales y otras indemnizaciones	250.000
Asistencia socioeconómica	97.000
Otros gastos de personal	389.000
Compra de bienes y servicios	695.088
Bienes de consumo	140.000
Servicios no personales	555.088
GASTOS DE CAPITAL	**115.000**
INVERSIÓN REAL DIRECTA	115.000
Formación bruta de capital fijo	115.000
Maquinaria, equipos y otros bienes muebles	115.000
TOTAL GASTOS	**2.421.690**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120625	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Miranda	actividad			129		817.768			817.768
TOTAL							**817.768**			**817.768**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.324.888			1.324.888
02	Gestión administrativa		279.034			279.034
TOTAL			**1.603.922**			**1.603.922**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2**			**2**	**75.202**		**75.202**
Alto Nivel y de Dirección	2			2	75.202		75.202
Personal Contratado	**7**	**1**		**8**	**154.000**		**154.000**
Directivo		1		1	19.250		19.250
Profesional y Técnico	7			7	134.750		134.750
TOTAL	**9**	**1**		**10**	**229.202**		**229.202**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.611.602
4.02	Materiales, suministros y mercancías	140.000
4.03	Servicios no personales	555.088
4.04	Activos reales	115.000
	TOTAL	**2.421.690**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.421.690**
INGRESOS CORRIENTES EXTRAORDINARIOS	2.421.690
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.421.690
Transferencias corrientes internas recibidas del sector público	2.421.690
De la República	2.421.690
1.2 GASTOS CORRIENTES	**2.306.690**
GASTOS DE CONSUMO	2.306.690
Remuneraciones	1.611.602
Sueldos, salarios y otras retribuciones	229.202
Beneficios y complementos de sueldos y salarios	535.000
Aportes patronales	111.400
Prestaciones sociales y otras indemnizaciones	250.000
Asistencia socioeconómica	97.000
Otros gastos de personal	389.000
Compra de bienes y servicios	695.088
Bienes de consumo	140.000
Servicios no personales	555.088
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**115.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**115.000**
RECURSOS PROPIOS DE CAPITAL	115.000
Ahorro/ Desahorro en cuenta corriente	115.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**115.000**
INVERSIÓN REAL DIRECTA	115.000
Formación bruta de capital fijo	115.000
Maquinaria, equipos y otros bienes muebles	115.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0437

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas (Fundacite-Monagas)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO MONAGAS (FUNDACITE-MONAGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Monagas, adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial N° 3.931 de fecha 20 de septiembre de 2005, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.277 de fecha 21 de septiembre de 2005, con la finalidad de desarrollar estrategias, políticas, planes, programas y normas que apoyen, consoliden y fortalezcan el desarrollo científico en este Estado, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación, con una visión incluyente.

- **POLÍTICA DE FINANCIAMIENTO**

Los recursos presupuestarios asignados a la fundación para el año 2014, se estiman en Bs. 5.367.605, provenientes de las siguientes fuentes de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	5.228.278
– Recursos Propios	Bs.	139.327
TOTAL	**Bs.**	**5.367.605**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Un Millón Ciento Veintiún Mil Trescientos Setenta y Siete Bolívares (Bs. 1.121.377) y por Acciones Centralizadas, un monto de Cuatro Millones Doscientos Cuarenta y Seis Mil Doscientos Veintiocho Bolívares (Bs. 4.246.228); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	4.586.817
– Materiales Suministros y Mercancías	Bs.	75.735
– Servicios No Personales	Bs.	489.832
– Transferencias y Donaciones	Bs.	125.894
– Otros Gastos	Bs.	89.327
TOTAL	**Bs.**	**5.367.605**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014 se orientarán a la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Monagas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**5.228.278**
INGRESOS CORRIENTES ORDINARIOS	5.228.278
TRANSFERENCIAS CORRIENTES	5.228.278
Transferencias corrientes del sector público	5.228.278
Transferencias corrientes internas recibidas del sector público	5.228.278
De la República	5.228.278
INGRESOS DE CAPITAL	**89.327**
RECURSOS PROPIOS DE CAPITAL	89.327
Incremento de la depreciación y amortización acumuladas	89.327
FUENTES DE FINANCIAMIENTO	**50.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	50.000
Disminución de otros activos financieros	50.000
Disminución de disponibilidades	50.000
Disminución de bancos	50.000
TOTAL RECURSOS	**5.367.605**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**5.367.605**
GASTOS DE CONSUMO	5.241.711
Remuneraciones	4.586.817
Sueldos, salarios y otras retribuciones	1.691.696
Beneficios y complementos de sueldos y salarios	1.876.856
Aportes patronales	156.582
Prestaciones sociales y otras indemnizaciones	284.800
Asistencia socioeconómica	576.883
Compra de bienes y servicios	529.567
Bienes de consumo	75.735
Servicios no personales	453.832
Impuestos indirectos	36.000
Depreciación y amortización	89.327
TRANSFERENCIAS Y DONACIONES CORRIENTES	125.894
Al sector privado	125.894
Transferencias corrientes al sector privado	125.894
Directas a personas	125.894
Jubilaciones y otros beneficios asociados	125.894
TOTAL GASTOS	**5.367.605**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120929	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el Estado Monagas	Actividad			10		1.121.377			1.121.377
TOTAL							**1.121.377**			**1.121.377**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		3.583.422			3.583.422
02	Gestión administrativa	139.327	397.585			536.912
03	Previsión y protección social		125.894			125.894
TOTAL		**139.327**	**4.106.901**			**4.246.228**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**14**	**11**		**25**	**856.224**		**856.224**
Alto Nivel y de Dirección		1		1	35.676		35.676
Directivo		2		2	71.352		71.352
Profesional y Técnico	8	3		11	392.436		392.436
Personal Administrativo	5	2		7	214.056		214.056
Obrero	1	3		4	142.704		142.704
TOTAL	**14**	**11**		**25**	**856.224**		**856.224**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**	**1**	**2**	**125.894**
Empleados	1	1	2	125.894
TOTAL	**1**	**1**	**2**	**125.894**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.586.817
4.02	Materiales, suministros y mercancías	75.735
4.03	Servicios no personales	489.832
4.07	Transferencias y donaciones	125.894
4.08	Otros gastos	89.327
	TOTAL	**5.367.605**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.228.278**
INGRESOS CORRIENTES ORDINARIOS	5.228.278
TRANSFERENCIAS CORRIENTES	5.228.278
Transferencias corrientes del sector público	5.228.278
Transferencias corrientes internas recibidas del sector público	5.228.278
De la República	5.228.278
Recursos Ordinarios	5.228.278
1.2 GASTOS CORRIENTES	**5.367.605**
GASTOS DE CONSUMO	5.241.711
Remuneraciones	4.586.817
Sueldos, salarios y otras retribuciones	1.691.696
Beneficios y complementos de sueldos y salarios	1.876.856
Aportes patronales	156.582
Prestaciones sociales y otras indemnizaciones	284.800
Asistencia socioeconómica	576.883
Compra de bienes y servicios	529.567
Bienes de consumo	75.735
Servicios no personales	453.832
Impuestos indirectos	36.000
Depreciación y amortización	89.327
TRANSFERENCIAS Y DONACIONES CORRIENTES	125.894
Al sector privado	125.894
Transferencias corrientes al sector privado	125.894
Directas a personas	125.894
Jubilaciones y otros beneficios asociados	125.894
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(139.327)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(50.000)**
RECURSOS PROPIOS DE CAPITAL	(50.000)
Desahorro en cuenta corriente	(139.327)
Incremento de la depreciación y amortización acumuladas	89.327
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(50.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**50.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	50.000
Disminución de otros activos financieros	50.000
Disminución de disponibilidades	50.000
Disminución de bancos	50.000
3.2 APLICACIONES FINANCIERAS	**50.000**
DÉFICIT FINANCIERO	50.000

A0438

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO NUEVA ESPARTA (FUNDACITE-NUEVA ESPARTA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta), adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial N° 3.931, del 21 de septiembre de 2005, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277, de fecha 21 de septiembre de 2005, con el objetivo de promover, apoyar y consolidar el desarrollo científico en este estado, mediante apoyo e interacción con instituciones públicas y privadas, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs.1.901.078, discriminados a continuación:

- Transferencias recibidas de la República	Bs.	1.885.348
- Recursos propios	Bs.	15.730
TOTAL	**Bs.**	**1.901.078**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de Gastos por Proyectos que demanda la cantidad de Un Millón Sesenta y Seis Mil Quinientos Sesenta y Dos Bolívares (Bs. 1.066.562), y por Acciones Centralizadas, un monto de Ochocientos Treinta y Cuatro Mil Quinientos Dieciséis Bolívares (Bs. 834.516); distribuidos en las siguientes partidas presupuestarias:

- Gasto de Personal	Bs.	1.720.819
- Materiales, Suministros y Mercancías	Bs.	62.529
- Servicios no Personales	Bs.	102.000
- Otros Gastos	Bs.	15.730
TOTAL	**Bs.**	**1.901.078**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Nueva Esparta.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.885.348**
INGRESOS CORRIENTES ORDINARIOS	1.885.348
TRANSFERENCIAS CORRIENTES	1.885.348
Transferencias corrientes del sector público	1.885.348
Transferencias corrientes internas recibidas del sector público	1.885.348
De la República	1.885.348
INGRESOS DE CAPITAL	**15.730**
RECURSOS PROPIOS DE CAPITAL	15.730
Incremento de la depreciación y amortización acumuladas	15.730
TOTAL RECURSOS	**1.901.078**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.901.078**
GASTOS DE CONSUMO	1.901.078
Remuneraciones	1.720.819
Sueldos, salarios y otras retribuciones	495.465
Beneficios y complementos de sueldos y salarios	789.861
Aportes patronales	109.340
Prestaciones sociales y otras indemnizaciones	176.153
Asistencia socioeconómica	150.000
Compra de bienes y servicios	164.529
Bienes de consumo	62.529
Servicios no personales	102.000
Depreciación y amortización	15.730
TOTAL GASTOS	**1.901.078**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120671	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Nueva Esparta	actividad			346		1.066.562			1.066.562
TOTAL							**1.066.562**			**1.066.562**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		657.857			657.857
02	Gestión administrativa	15.730	160.929			176.659
TOTAL		**15.730**	**818.786**			**834.516**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**6**		**12**	**495.465**	**67.998**	**563.463**
Alto Nivel y de Dirección	1			1	89.700		89.700
Directivo	1	1		2	99.270		99.270
Profesional y Técnico	3	4		7	238.385	54.999	293.384
Obrero	1	1		2	68.110	12.999	81.109
TOTAL	**6**	**6**		**12**	**495.465**	**67.998**	**563.463**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.720.819
4.02	Materiales, suministros y mercancías	62.529
4.03	Servicios no personales	102.000
4.08	Otros gastos	15.730
	TOTAL	**1.901.078**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.885.348**
INGRESOS CORRIENTES ORDINARIOS	1.885.348
TRANSFERENCIAS CORRIENTES	1.885.348
Transferencias corrientes del sector público	1.885.348
Transferencias corrientes internas recibidas del sector público	1.885.348
De la República	1.885.348
Recursos Ordinarios	1.885.348
1.2 GASTOS CORRIENTES	**1.901.078**
GASTOS DE CONSUMO	1.901.078
Remuneraciones	1.720.819
Sueldos, salarios y otras retribuciones	495.465
Beneficios y complementos de sueldos y salarios	789.861
Aportes patronales	109.340
Prestaciones sociales y otras indemnizaciones	176.153
Asistencia socioeconómica	150.000
Compra de bienes y servicios	164.529
Bienes de consumo	62.529
Servicios no personales	102.000
Depreciación y amortización	15.730
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(15.730)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en cuenta corriente	(15.730)
Incremento de la depreciación y amortización acumuladas	15.730
2.2 GASTOS DE CAPITAL	**0**
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0439

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO PORTUGUESA (FUNDACITE-PORTUGUESA)

- **POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014:**

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa, adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial N° 3.931 de fecha 20 de septiembre de 2005, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277 de fecha 21 de septiembre de 2005, teniendo como objetivo promover, apoyar y consolidar el desarrollo científico del Estado.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a la Fundación para el año 2014 se estiman en Bs. 5.284.166, provenientes de las siguientes fuentes de financiamiento:

- Aportes del Ejecutivo Nacional	Bs. 4.336.938
- Recursos Propios	Bs. 947.228
Total	**Bs. 5.284.166**

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Tres Millones Quinientos Veintidós Mil Ochocientos Noventa Bolívares (Bs. 3.522.890) y por Acciones Centralizadas un monto de Un Millón Setecientos Sesenta y Un Mil Doscientos Setenta y Seis Bolívares (Bs. 1.761.276); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

- Gastos de Personal	Bs. 3.789.016
- Materiales, suministros y mercancías	Bs. 209.790
- Servicios no personales	Bs. 872.360
- Activos Reales	Bs. 23.000
- Transferencias y donaciones	Bs. 300.000
- Otros gastos	Bs. 90.000
Total	**Bs. 5.284.166**

- **COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014, se orientarán a la ejecución del siguiente proyecto:

- Impulso de la actividad científico, tecnológica y de innovación vinculada a las necesidades del pueblo y del fortalecimiento del poder comunal en el estado Portuguesa.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**4.336.938**
INGRESOS CORRIENTES ORDINARIOS	4.336.938
TRANSFERENCIAS CORRIENTES	4.336.938
Transferencias corrientes del sector público	4.336.938
Transferencias corrientes internas recibidas del sector público	4.336.938
De la República	4.336.938
INGRESOS DE CAPITAL	**90.000**
RECURSOS PROPIOS DE CAPITAL	90.000
Incremento de la depreciación y amortización acumuladas	90.000
FUENTES DE FINANCIAMIENTO	**857.228**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	857.228
Disminución de otros activos financieros	857.228
Disminución de disponibilidades	857.228
Disminución de bancos	857.228
TOTAL RECURSOS	**5.284.166**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**5.261.166**
GASTOS DE CONSUMO	4.961.166
Remuneraciones	3.789.016
Sueldos, salarios y otras retribuciones	1.048.844
Beneficios y complementos de sueldos y salarios	1.453.993
Aportes patronales	137.123
Prestaciones sociales y otras indemnizaciones	329.943
Asistencia socioeconómica	819.113
Compra de bienes y servicios	1.082.150
Bienes de consumo	209.790
Servicios no personales	872.360
Depreciación y amortización	90.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Transferencias corrientes al sector privado	300.000
Otras transferencias corrientes internas al sector privado	300.000
GASTOS DE CAPITAL	**23.000**
INVERSIÓN REAL DIRECTA	23.000
Formación bruta de capital fijo	23.000
Maquinaria, equipos y otros bienes muebles	23.000
TOTAL GASTOS	**5.284.166**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120749	Impulso de la actividad científico, tecnológica y de innovación vinculada a las necesidades del pueblo y del fortalecimiento del poder comunal en el estado Portuguesa	actividad			80	805.728	2.717.162			3.522.890
TOTAL						**805.728**	**2.717.162**			**3.522.890**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.349.723			1.349.723
02	Gestión administrativa	141.500	270.053			411.553
TOTAL		**141.500**	**1.619.776**			**1.761.276**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**7**		**19**	**677.844**	**330.958**	**1.008.802**
Alto Nivel y de Dirección	1	1		2	71.352	88.340	159.692
Profesional y Técnico	10	5		15	535.140	228.347	763.487
Personal Administrativo	1			1	35.676	7.136	42.812
Obrero		1		1	35.676	7.135	42.811
Personal Contratado	**1**	**4**		**5**	**371.000**		**371.000**
Profesional y Técnico	1	4		5	371.000		371.000
TOTAL	**13**	**11**		**24**	**1.048.844**	**330.958**	**1.379.802**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.789.016
4.02	Materiales, suministros y mercancías	209.790
4.03	Servicios no personales	872.360
4.04	Activos reales	23.000
4.07	Transferencias y donaciones	300.000
4.08	Otros gastos	90.000
	TOTAL	**5.284.166**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.336.938**
INGRESOS CORRIENTES ORDINARIOS	4.336.938
TRANSFERENCIAS CORRIENTES	4.336.938
Transferencias corrientes del sector público	4.336.938
Transferencias corrientes internas recibidas del sector público	4.336.938
De la República	4.336.938
Recursos Ordinarios	4.336.938
1.2 GASTOS CORRIENTES	**5.261.166**
GASTOS DE CONSUMO	4.961.166
Remuneraciones	3.789.016
Sueldos, salarios y otras retribuciones	1.048.844
Beneficios y complementos de sueldos y salarios	1.453.993
Aportes patronales	137.123
Prestaciones sociales y otras indemnizaciones	329.943
Asistencia socioeconómica	819.113
Compra de bienes y servicios	1.082.150
Bienes de consumo	209.790
Servicios no personales	872.360
Depreciación y amortización	90.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Transferencias corrientes al sector privado	300.000
Otras transferencias corrientes internas al sector privado	300.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(924.228)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(834.228)**
RECURSOS PROPIOS DE CAPITAL	(834.228)
Desahorro en cuenta corriente	(924.228)
Incremento de la depreciación y amortización acumuladas	90.000
2.2 GASTOS DE CAPITAL	**23.000**
INVERSIÓN REAL DIRECTA	23.000
Formación bruta de capital fijo	23.000
Maquinaria, equipos y otros bienes muebles	23.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(857.228)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**857.228**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	857.228
Disminución de otros activos financieros	857.228
Disminución de disponibilidades	857.228
Disminución de bancos	857.228
3.2 APLICACIONES FINANCIERAS	**857.228**
DÉFICIT FINANCIERO	857.228

A0440

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO TRUJILLO (FUNDACITE-TRUJILLO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Trujillo, adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial Nº 3.931, de fecha 20 de septiembre de 2005, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.277, de fecha 21 de septiembre de 2005, con el objetivo de promover, apoyar y consolidar el desarrollo científico en este estado, mediante apoyo e interacción con instituciones públicas y privadas, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

- **POLÍTICA DE FINANCIAMENTO:**

Los recursos presupuestarios para la Fundación en el año 2014, se estiman en Bs. 7.254.189, provenientes de las siguientes fuentes de financiamiento:

– Transferencias recibidas de la República	Bs.	6.218.754
– Recursos Propios	Bs.	1.035.435
Total	**Bs.**	**7.254.189**

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Tres Millones Seiscientos Treinta y Seis Mil Novecientos Sesenta y Dos Bolívares (Bs. 3.636.962) y por Acciones Centralizadas, un monto de Tres Millones Seiscientos Diecisiete Mil Doscientos Veintisiete Bolívares (Bs.3.617.227); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	5.766.277
– Materiales, Suministros y Mercancías	Bs.	223.374
– Servicios No Personales	Bs.	761.076
– Activos Reales	Bs.	175.200
– Transferencias y Donaciones	Bs.	1.000
– Otros Gastos	Bs.	326.262
– Disminución de Pasivos	Bs.	1.000
Total	**Bs.**	**7.254.189**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013–2019, a través de políticas públicas dirigidas a la solución de problemas concretos de la sociedad. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Trujillo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**6.218.754**
INGRESOS CORRIENTES ORDINARIOS	6.218.754
TRANSFERENCIAS CORRIENTES	6.218.754
Transferencias corrientes del sector público	6.218.754
Transferencias corrientes internas recibidas del sector público	6.218.754
De la República	6.218.754
INGRESOS DE CAPITAL	**326.262**
RECURSOS PROPIOS DE CAPITAL	326.262
Incremento de la depreciación y amortización acumuladas	326.262
FUENTES DE FINANCIAMIENTO	**709.173**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	709.173
Disminución de otros activos financieros	709.173
Disminución de disponibilidades	709.173
Disminución de bancos	709.173
TOTAL RECURSOS	**7.254.189**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**7.077.989**
GASTOS DE CONSUMO	7.076.989
Remuneraciones	5.766.277
Sueldos, salarios y otras retribuciones	1.349.692
Beneficios y complementos de sueldos y salarios	2.738.423
Aportes patronales	415.013
Prestaciones sociales y otras indemnizaciones	501.128
Asistencia socioeconómica	762.021
Compra de bienes y servicios	984.450
Bienes de consumo	223.374
Servicios no personales	761.076
Depreciación y amortización	326.262
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000
Al sector privado	1.000
Donaciones corrientes al sector privado	1.000
Donaciones a personas	1.000
GASTOS DE CAPITAL	**175.200**
INVERSIÓN REAL DIRECTA	175.200
Formación bruta de capital fijo	175.200
Maquinaria, equipos y otros bienes muebles	175.200
APLICACIONES FINANCIERAS	**1.000**
DISMINUCIÓN DE PASIVOS	1.000
Disminución de cuentas y efectos por pagar	1.000
Disminución de cuentas y efectos por pagar a corto plazo	1.000
Disminución de aportes patronales y retenciones laborales por pagar	1.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.000
TOTAL GASTOS	**7.254.189**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120645	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Trujillo	coordinación			119	215.962	3.421.000			3.636.962
	TOTAL					**215.962**	**3.421.000**			**3.636.962**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.330.784			2.330.784
02	Gestión administrativa	819.473	466.970			1.286.443
	TOTAL	**819.473**	**2.797.754**			**3.617.227**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**18**	**9**	**1**	**28**	**953.530**	**180.264**	**1.133.794**
Alto Nivel y de Dirección	1	1		2	68.109	20.052	88.161
Profesional y Técnico	12	7	1	20	681.093	123.648	804.741
Personal Administrativo	4	1		5	170.273	32.580	202.853
Obrero	1			1	34.055	3.984	38.039
Personal Contratado	**5**	**10**		**15**	**396.162**		**396.162**
Profesional y Técnico	5	10		15	396.162		396.162
TOTAL	**23**	**19**	**1**	**43**	**1.349.692**	**180.264**	**1.529.956**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	5.766.277
4.02	Materiales, suministros y mercancías	223.374
4.03	Servicios no personales	761.076
4.04	Activos reales	175.200
4.07	Transferencias y donaciones	1.000
4.08	Otros gastos	326.262
4.11	Disminución de pasivos	1.000
	TOTAL	**7.254.189**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.218.754**
INGRESOS CORRIENTES ORDINARIOS	6.218.754
TRANSFERENCIAS CORRIENTES	6.218.754
Transferencias corrientes del sector público	6.218.754
Transferencias corrientes internas recibidas del sector público	6.218.754
De la República	6.218.754
Recursos Ordinarios	6.218.754
1.2 GASTOS CORRIENTES	**7.077.989**
GASTOS DE CONSUMO	7.076.989
Remuneraciones	5.766.277
Sueldos, salarios y otras retribuciones	1.349.692
Beneficios y complementos de sueldos y salarios	2.738.423
Aportes patronales	415.013
Prestaciones sociales y otras indemnizaciones	501.128
Asistencia socioeconómica	762.021
Compra de bienes y servicios	984.450
Bienes de consumo	223.374
Servicios no personales	761.076
Depreciación y amortización	326.262
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000
Al sector privado	1.000
Donaciones corrientes al sector privado	1.000
Donaciones a personas	1.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(859.235)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(532.973)**
RECURSOS PROPIOS DE CAPITAL	(532.973)
Desahorro en cuenta corriente	(859.235)
Incremento de la depreciación y amortización acumuladas	326.262
2.2 GASTOS DE CAPITAL	**175.200**
INVERSIÓN REAL DIRECTA	175.200
Formación bruta de capital fijo	175.200
Maquinaria, equipos y otros bienes muebles	175.200
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(708.173)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**709.173**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	709.173
Disminución de otros activos financieros	709.173
Disminución de disponibilidades	709.173
Disminución de bancos	709.173
3.2 APLICACIONES FINANCIERAS	**709.173**
DISMINUCIÓN DE PASIVOS	1.000
Disminución de cuentas y efectos por pagar	1.000
Disminución de cuentas y efectos por pagar a corto plazo	1.000
Disminución de aportes patronales y retenciones laborales por pagar	1.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.000
DÉFICIT FINANCIERO	708.173

A0442

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO YARACUY (FUNDACITE-YARACUY)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy, (FUNDACITE – YARACUY), adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Innovación, fue creada mediante Decreto Presidencial Nº 3.931, de 20 de septiembre de 2005, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.277, de fecha 21 de septiembre de 2005, con el objetivo de promover, apoyar y consolidar el desarrollo científico en este estado, mediante apoyo e interacción con instituciones públicas y privadas, que le permita transformarse en una institución pionera y dinamizadora de los procesos de desarrollo científico, tecnológico y de innovación.

- **POLÍTICA FINANCIERA:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs.16.721.920, discriminados a continuación:

- Aporte del Ejecutivo Nacional	Bs.	7.085.764
- Recursos Propios	Bs.	9.636.156
TOTAL	**Bs.**	**16.721.920**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de doce Millones novecientos Veinticinco Mil Ochocientos Catorce (Bs.12.925.814), y por Acciones Centralizadas, un monto de tres Millones Setecientos Noventa y Seis Mil Ciento Seis Bolívares (Bs. 3.796.106); distribuidos en las siguientes partidas presupuestarias:

- Gastos de Personal	Bs.	6.768.227
- Materiales, Suministros y Mercancías	Bs.	857.120
- Servicios No Personales	Bs.	2.280.614
- Transferencias y Donaciones	Bs.	6.719.626
- Otros Gastos	Bs.	72.677
TOTAL	**Bs.**	**16.721.920**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Dentro de este marco, la Fundacite continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de ciencia, tecnología e innovación con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013- 2019. Para los fines antes señalados, se prevé la ejecución del siguiente proyecto:

- Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado Yaracuy.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**7.085.764**
INGRESOS CORRIENTES ORDINARIOS	7.085.764
TRANSFERENCIAS CORRIENTES	7.085.764
Transferencias corrientes del sector público	7.085.764
Transferencias corrientes internas recibidas del sector público	7.085.764
De la República	7.085.764
FUENTES DE FINANCIAMIENTO	**9.636.156**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.636.156
Disminución de otros activos financieros	9.636.156
Disminución de disponibilidades	9.612.500
Disminución de bancos	9.612.500
Disminución de cuentas por cobrar a corto plazo	23.656
Disminución de cuentas comerciales por cobrar a corto plazo	23.656
TOTAL RECURSOS	**16.721.920**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**9.978.638**
GASTOS DE CONSUMO	9.905.961
Remuneraciones	6.768.227
Sueldos, salarios y otras retribuciones	885.379
Beneficios y complementos de sueldos y salarios	1.271.934
Aportes patronales	124.402
Prestaciones sociales y otras indemnizaciones	530.356
Asistencia socioeconómica	1.852.084
Otros gastos de personal	2.104.072
Compra de bienes y servicios	3.137.734
Bienes de consumo	857.120
Servicios no personales	2.280.614
TRANSFERENCIAS Y DONACIONES CORRIENTES	72.677
Al sector privado	72.677
Transferencias corrientes al sector privado	67.677
Directas a personas	67.677
Jubilaciones y otros beneficios asociados	67.677
Donaciones corrientes al sector privado	5.000
Donaciones a personas	5.000
GASTOS DE CAPITAL	**6.719.626**
INVERSIÓN REAL DIRECTA	6.719.626
Formación bruta de capital fijo	6.719.626
Maquinaria, equipos y otros bienes muebles	573.072
Bienes preexistentes	40.179
Construcciones de bienes de dominio privado	6.106.375
APLICACIONES FINANCIERAS	**23.656**
INVERSIÓN FINANCIERA	23.656
Incremento de otros activos financieros	23.656
Incremento de disponibilidades	23.656
Incremento de bancos	23.656
TOTAL GASTOS	**16.721.920**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120851	Impulso de la actividad científica, tecnológica y de innovación vinculada a las necesidades del pueblo y el fortalecimiento del poder comunal en el estado YARACUY	coordinación			194	8.812.500	4.113.314			12.925.814
TOTAL						8.812.500	4.113.314			12.925.814

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	800.000	2.321.404			3.121.404
02	Gestión administrativa	23.656	583.369			607.025
03	Previsión y protección social		67.677			67.67
TOTAL		823.656	2.972.450			3.796.106

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**17**	**9**		**26**	**885.379**	**442.710**	**1.328.089**
Alto Nivel y de Dirección	1	1		2	68.108	34.052	102.160
Directivo	8	3		11	372.550	186.288	558.838
Profesional y Técnico	6	2		8	274.452	137.228	411.680
Personal Administrativo	1			1	34.056	17.036	51.092
Obrero	1	3		4	136.213	68.106	204.319
TOTAL	**17**	**9**		**26**	**885.379**	**442.710**	**1.328.089**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**		**1**	**47.677**
Empleados	1		1	47.677
TOTAL	**1**		**1**	**47.677**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	6.768.227
4.02	Materiales, suministros y mercancías	857.120
4.03	Servicios no personales	2.280.614
4.04	Activos reales	6.719.626
4.05	Activos financieros	23.656
4.07	Transferencias y donaciones	72.67
	TOTAL	**16.721.920**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.085.764**
INGRESOS CORRIENTES ORDINARIOS	7.085.764
TRANSFERENCIAS CORRIENTES	7.085.764
Transferencias corrientes del sector público	7.085.764
Transferencias corrientes internas recibidas del sector público	7.085.764
De la República	7.085.764
Recursos Ordinarios	7.085.764
1.2 GASTOS CORRIENTES	**9.978.638**
GASTOS DE CONSUMO	9.905.961
Remuneraciones	6.768.227
Sueldos, salarios y otras retribuciones	885.379
Beneficios y complementos de sueldos y salarios	1.271.934
Aportes patronales	124.402
Prestaciones sociales y otras indemnizaciones	530.356
Asistencia socioeconómica	1.852.084
Otros gastos de personal	2.104.072
Compra de bienes y servicios	3.137.734
Bienes de consumo	857.120
Servicios no personales	2.280.614
TRANSFERENCIAS Y DONACIONES CORRIENTES	72.677
Al sector privado	72.677
Transferencias corrientes al sector privado	67.677
Directas a personas	67.677
Jubilaciones y otros beneficios asociados	67.677
Donaciones corrientes al sector privado	5.000
Donaciones a personas	5.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.892.874)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(2.892.874)**
RECURSOS PROPIOS DE CAPITAL	(2.892.874)
Desahorro en cuenta corriente	(2.892.874)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**6.719.626**
INVERSIÓN REAL DIRECTA	6.719.626
Formación bruta de capital fijo	6.719.626
Maquinaria, equipos y otros bienes muebles	573.072
Bienes preexistentes	40.179
Construcciones de bienes de dominio privado	6.106.375
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(9.612.500)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**9.636.156**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.636.156
Disminución de otros activos financieros	9.636.156
Disminución de disponibilidades	9.612.500
Disminución de bancos	9.612.500
Disminución de cuentas por cobrar a corto plazo	23.656
Disminución de cuentas comerciales por cobrar a corto plazo	23.656
3.2 APLICACIONES FINANCIERAS	**9.636.156**
INVERSIÓN FINANCIERA	23.656
Incremento de otros activos financieros	23.656
Incremento de disponibilidades	23.656
Incremento de bancos	23.656
DÉFICIT FINANCIERO	9.612.500

A0443

Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)

FUNDACIÓN CENTRO NACIONAL DE DESARROLLO E INVESTIGACIÓN EN TELECOMUNICACIONES (CENDIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Centro Nacional de Desarrollo e Investigaciones en Telecomunicaciones (CENDIT), contribuye con el fortalecimiento de la creatividad tecnológica, ofreciendo al sector productivo la posibilidad de obtener soluciones locales a muchos problemas técnicos y científicos. Esto, lógicamente, constituye un hito de referencia en el campo científico - tecnológico para las grandes empresas radicadas en el país, así como para aquellas que han planificado instalarse en el. De igual manera, el CENDIT fomenta la creación de pequeñas y medianas empresas, para la generación de nuevos puestos de trabajo en diversas áreas.

El CENDIT, diseñará sus líneas de investigación en función de las directrices establecidas en los planes de desarrollo nacional, permitiendo de esta manera que la utilización de los recursos humanos y económicos sea congruente, con los esfuerzos realizados a escala nacional. Además, por su concepción de vanguardia, el CENDIT, contribuirá significativamente a la orientación del desarrollo de las telecomunicaciones en el país, ya que podrá evaluar la situación nacional y extrapolar soluciones a los problemas que imponga la creación de nuevas tecnologías.

CENDIT, mantendrá una constante interacción con centros homólogos internacionales, con el fin de intercambiar experiencias en el plano científico y tecnológico. Igualmente llevará a cabo proyectos comunes que ayudarán a fortalecer los programas de desarrollo y la competencia nacional en materia de telecomunicaciones. Las relaciones con otros centros permitirán el intercambio de personal profesional o en formación, a fin de realizar pasantías e incluso preparar tesis de maestría así como de doctorado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**117.756.663**
INGRESOS CORRIENTES ORDINARIOS	117.756.663
TRANSFERENCIAS CORRIENTES	18.573.530
Transferencias corrientes del sector público	18.573.530
Transferencias corrientes internas recibidas del sector público	18.573.530
De la República	18.573.530
OTROS INGRESOS	99.183.133
Otros ingresos ajenos a la operación	99.183.133
INGRESOS DE CAPITAL	**85.000**
RECURSOS PROPIOS DE CAPITAL	85.000
Incremento de la depreciación y amortización acumuladas	85.000
FUENTES DE FINANCIAMIENTO	**939.246**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	939.246
Disminución de otros activos financieros	939.246
Disminución de disponibilidades	939.246
Disminución de bancos	939.246
TOTAL RECURSOS	**118.780.909**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**63.646.181**
GASTOS DE CONSUMO	63.408.381
Remuneraciones	29.248.674
Sueldos, salarios y otras retribuciones	12.133.029
Beneficios y complementos de sueldos y salarios	6.890.469
Aportes patronales	2.311.468
Prestaciones sociales y otras indemnizaciones	2.492.404
Asistencia socioeconómica	5.421.304
Compra de bienes y servicios	34.074.707
Bienes de consumo	5.529.694
Servicios no personales	28.545.013
Depreciación y amortización	85.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	237.800
Al sector privado	237.800
Donaciones corrientes al sector privado	237.800
Donaciones a personas	237.800
GASTOS DE CAPITAL	**54.195.482**
INVERSIÓN REAL DIRECTA	54.195.482
Formación bruta de capital fijo	54.195.482
Maquinaria, equipos y otros bienes muebles	54.195.482
APLICACIONES FINANCIERAS	**939.246**
DISMINUCIÓN DE PASIVOS	939.246
Disminución de cuentas y efectos por pagar	939.246
Disminución de cuentas y efectos por pagar a corto plazo	939.246
Disminución de aportes patronales y retenciones laborales por pagar	785.967
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	182.494
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	72.500
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	32.828

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	65.787
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	119.084
Disminución de otros aportes patronales por pagar	313.274
Disminución cuentas por pagar a proveedores a corto plazo	153.279
TOTAL GASTOS	**118.780.909**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120623	Desarrollo Nacional de Tecnologías asociadas al despliegue de la televisión digital en Venezuela.	prototipo			4				68.661.320	68.661.320
120722	Desarrollar e impulsar las actividades de postgrado de la escuela superior de telecomunicaciones e Informática.	estudiante			50				30.521.813	30.521.813
	TOTAL								**99.183.133**	**99.183.133**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		15.902.656			15.902.656
02	Gestión administrativa	1.024.246	2.670.874			3.695.120
	TOTAL	**1.024.246**	**18.573.530**			**19.597.776**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**21**	**31**	**5**	**57**	**2.585.629**		**2.585.629**
Directivo	3	6	2	11	824.557		824.557
Profesional y Técnico	9	1	1	11	470.067		470.067
Personal Administrativo	5	1		6	155.913		155.913
Personal de Investigación	3	18	2	23	971.422		971.422
Obrero	1	5		6	163.670		163.670
Personal Fijo a Tiempo Parcial		**1**		**1**	**60.000**		**60.000**
Obrero		1		1	60.000		60.000
Personal Contratado	**7**	**4**		**11**	**3.234.637**		**3.234.637**
Profesional y Técnico	3	2		5	1.350.137		1.350.137
Personal Administrativo	2			2	298.234		298.234
Personal de Investigación	2	2		4	1.586.266		1.586.266
TOTAL	**28**	**36**	**5**	**69**	**5.880.266**		**5.880.266**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	29.248.674
4.02	Materiales, suministros y mercancías	5.529.694
4.03	Servicios no personales	28.545.013
4.04	Activos reales	54.195.482
4.07	Transferencias y donaciones	237.800
4.08	Otros gastos	85.000
4.11	Disminución de pasivos	939.246
	TOTAL	**118.780.909**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**117.756.663**
INGRESOS CORRIENTES ORDINARIOS	117.756.663
TRANSFERENCIAS CORRIENTES	18.573.530
Transferencias corrientes del sector público	18.573.530
Transferencias corrientes internas recibidas del sector público	18.573.530
De la República	18.573.530
Recursos Ordinarios	18.573.530
OTROS INGRESOS	99.183.133
Otros ingresos ajenos a la operación	99.183.133
1.2 GASTOS CORRIENTES	**63.646.181**
GASTOS DE CONSUMO	63.408.381
Remuneraciones	29.248.674
Sueldos, salarios y otras retribuciones	12.133.029
Beneficios y complementos de sueldos y salarios	6.890.469
Aportes patronales	2.311.468
Prestaciones sociales y otras indemnizaciones	2.492.404
Asistencia socioeconómica	5.421.304
Compra de bienes y servicios	34.074.707
Bienes de consumo	5.529.694
Servicios no personales	28.545.013
Depreciación y amortización	85.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	237.800
Al sector privado	237.800
Donaciones corrientes al sector privado	237.800
Donaciones a personas	237.800
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**54.110.482**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**54.195.482**
RECURSOS PROPIOS DE CAPITAL	54.195.482
Ahorro/ Desahorro en cuenta corriente	54.110.482
Incremento de la depreciación y amortización acumuladas	85.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**54.195.482**
INVERSIÓN REAL DIRECTA	54.195.482
Formación bruta de capital fijo	54.195.482
Maquinaria, equipos y otros bienes muebles	54.195.482
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**939.246**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	939.246
Disminución de otros activos financieros	939.246
Disminución de disponibilidades	939.246
Disminución de bancos	939.246
3.2 APLICACIONES FINANCIERAS	**939.246**
DISMINUCIÓN DE PASIVOS	939.246
Disminución de cuentas y efectos por pagar	939.246
Disminución de cuentas y efectos por pagar a corto plazo	939.246
Disminución de aportes patronales y retenciones laborales por pagar	785.967
Disminución de aportes patronales y retenciones laborales por pagar al al Instituto Venezolano de los Seguros Sociales (IVSS)	182.494
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	72.500
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	32.828
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	65.787
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	119.084
Disminución de otros aportes patronales por pagar	313.274
Disminución cuentas por pagar a proveedores a corto plazo	153.279

A0458

Fundación Centro Nacional de Innovación Tecnológica (CENIT)

FUNDACIÓN CENTRO NACIONAL DE INNOVACIÓN TECNOLÓGICA (CENIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El CENIT, tiene como finalidad, contribuir al desarrollo y fortalecimiento de la capacidad nacional de los sectores científico, tecnológico, educativo y productivo y a la apropiación social de las tecnologías, mediante la construcción de una red de investigación, desarrollo e innovación, en articulación con el Sistema Nacional de Ciencia Tecnología e Innovación. Estima ser un centro de investigación, desarrollo e innovación tecnológica, ampliamente reconocido por la capacidad creativa de su talento humano, su contribución al desarrollo de las comunidades, al modelo de producción socialista, y su impacto en el país y la región.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**45.000.000**
INGRESOS CORRIENTES ORDINARIOS	45.000.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	21.000.000
Venta de otros bienes y servicios	21.000.000
TRANSFERENCIAS CORRIENTES	24.000.000
Transferencias corrientes del sector público	24.000.000
Transferencias corrientes internas recibidas del sector público	24.000.000
De la República	24.000.000
INGRESOS DE CAPITAL	**855.962**
RECURSOS PROPIOS DE CAPITAL	855.962
Incremento de la depreciación y amortización acumuladas	855.962
FUENTES DE FINANCIAMIENTO	**17.916.627**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	17.916.627
Disminución de otros activos financieros	17.916.627
Disminución de cuentas por cobrar a corto plazo	17.916.627
Disminución de otras cuentas por cobrar a corto plazo	17.916.627
TOTAL RECURSOS	**63.772.589**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**59.045.580**
GASTOS DE CONSUMO	58.695.580
Remuneraciones	23.237.982
Sueldos, salarios y otras retribuciones	7.041.847
Beneficios y complementos de sueldos y salarios	6.340.464
Aportes patronales	536.080
Prestaciones sociales y otras indemnizaciones	2.431.257
Asistencia socioeconómica	5.374.569
Otros gastos de personal	1.513.765
Compra de bienes y servicios	34.601.636
Bienes de consumo	2.225.526
Servicios no personales	32.376.110
Depreciación y amortización	855.962
TRANSFERENCIAS Y DONACIONES CORRIENTES	350.000
Al sector privado	350.000
Transferencias corrientes al sector privado	350.000
Directas a personas	350.000
Pensiones y otros beneficios asociados	69.960
Jubilaciones y otros beneficios asociados	280.040
GASTOS DE CAPITAL	**4.727.009**
INVERSIÓN REAL DIRECTA	4.727.009
Formación bruta de capital fijo	4.727.009
Maquinaria, equipos y otros bienes muebles	4.727.009
TOTAL GASTOS	**63.772.589**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120577	Desarrollo de espacios y aplicaciones socio-tecnológicas que contribuyan al acceso y uso adecuado de las TIC, entre los diferentes actores del Sistema Nacional de Ciencia, Tecnología e Innovación.	Plataforma tecnológica			1	34.766.755	15.675.754			50.442.509
	TOTAL					34.766.755	15.675.754			50.442.509

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.523.046			5.523.046
02	Gestión administrativa	5.005.834	2.451.200			7.457.034
03	Previsión y protección social		350.000			350.000
	TOTAL	5.005.834	8.324.246			13.330.080

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**76**	**57**	**20**	**153**	**4.700.389**		**4.700.389**
Alto Nivel y de Dirección	5	4	4	13	731.949		731.949
Profesional y Técnico	64	40	16	120	3.174.752		3.174.752
Personal Administrativo	7	13		20	793.688		793.688
Personal Contratado	**10**	**12**		**22**	**2.341.458**		**2.341.458**
Profesional y Técnico	10	12		22	2.341.458		2.341.458
TOTAL	**86**	**69**	**20**	**175**	**7.041.847**		**7.041.847**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados		**1**	**1**	**69.960**
Empleados		1	1	69.960
Jubilados		**1**	**1**	**280.040**
Empleados		1	1	280.040
TOTAL		**2**	**2**	**350.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	23.237.982
4.02	Materiales, suministros y mercancías	2.225.526
4.03	Servicios no personales	32.376.110
4.04	Activos reales	4.727.009
4.07	Transferencias y donaciones	350.000
4.08	Otros gastos	855.962
	TOTAL	**63.772.589**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**45.000.000**
INGRESOS CORRIENTES ORDINARIOS	45.000.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	21.000.000
Venta de otros bienes y servicios	21.000.000
TRANSFERENCIAS CORRIENTES	24.000.000
Transferencias corrientes del sector público	24.000.000
Transferencias corrientes internas recibidas del sector público	24.000.000
De la República	24.000.000
Recursos Ordinarios	24.000.000
1.2 GASTOS CORRIENTES	**59.045.580**
GASTOS DE CONSUMO	58.695.580
Remuneraciones	23.237.982
Sueldos, salarios y otras retribuciones	7.041.847
Beneficios y complementos de sueldos y salarios	6.340.464
Aportes patronales	536.080
Prestaciones sociales y otras indemnizaciones	2.431.257
Asistencia socioeconómica	5.374.569
Otros gastos de personal	1.513.765
Compra de bienes y servicios	34.601.636
Bienes de consumo	2.225.526
Servicios no personales	32.376.110
Depreciación y amortización	855.962
TRANSFERENCIAS Y DONACIONES CORRIENTES	350.000
Al sector privado	350.000
Transferencias corrientes al sector privado	350.000
Directas a personas	350.000
Pensiones y otros beneficios asociados	69.960
Jubilaciones y otros beneficios asociados	280.040
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(14.045.580)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(13.189.618)**
RECURSOS PROPIOS DE CAPITAL	(13.189.618)
Ahorro/ Desahorro en cuenta corriente	(14.045.580)
Incremento de la depreciación y amortización acumuladas	855.962
2.2 GASTOS DE CAPITAL	**4.727.009**
INVERSIÓN REAL DIRECTA	4.727.009
Formación bruta de capital fijo	4.727.009
Maquinaria, equipos y otros bienes muebles	4.727.009
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(17.916.627)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**17.916.627**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	17.916.627
Disminución de otros activos financieros	17.916.627
Disminución de cuentas por cobrar a corto plazo	17.916.627
Disminución de otras cuentas por cobrar a corto plazo	17.916.627
3.2 APLICACIONES FINANCIERAS	**17.916.627**
DÉFICIT FINANCIERO	17.916.627

A0461

Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)

FUNDACIÓN CENTRO NACIONAL DE DESARROLLO E INVESTIGACIÓN EN TECNOLOGÍAS LIBRES (CENDITEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La misión de la Fundación consiste en promover la investigación, desarrollo y apropiación de Tecnologías Libres pertinentes, acordes con la sociedad democrática, participativa y protagónica de la Nación.

La visión se focaliza en ser la institución pública de referencia en Tecnologías Libres, que actúe para asegurar la soberanía tecnológica de la Nación, participar en el debate sobre políticas para el uso y desarrollo de tecnologías libres. Impulsar la investigación y desarrollo de tecnología nacional con estándares libres, estimular al talento nacional para la generación de tecnologías libres y fomentar la transferencia de conocimiento sobre tecnologías libres.

Estima ejecutar los siguientes proyectos para el logro en conjunto de la misión y visión:

- Desarrollo e implementación de contenidos y aplicaciones formativas para el fortalecimiento de la conciencia crítica y el fomento de los principios del Socialismo Bolivariano.
- Desarrollo de software libre para fortalecer el empleo de tecnologías de información en la interacción del ciudadano y el poder popular con las instituciones del Estado.
- Desarrollo de software libre para impulsar el diseño del Mapa Productivo de Venezuela.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**9.073.762**
INGRESOS CORRIENTES ORDINARIOS	9.073.762
TRANSFERENCIAS CORRIENTES	9.073.762
Transferencias corrientes del sector público	9.073.762
Transferencias corrientes internas recibidas del sector público	9.073.762
De la República	5.956.954
De los entes descentralizados sin fines empresariales	3.116.808
INGRESOS DE CAPITAL	**450.000**
RECURSOS PROPIOS DE CAPITAL	450.000
Incremento de la depreciación y amortización acumuladas	450.000
FUENTES DE FINANCIAMIENTO	**4.858.992**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.858.992
Disminución de otros activos financieros	4.858.992
Disminución de disponibilidades	4.858.992
Disminución de bancos	4.858.992
TOTAL RECURSOS	**14.382.754**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**11.265.946**
GASTOS DE CONSUMO	11.265.946
Remuneraciones	9.309.618
Sueldos, salarios y otras retribuciones	2.809.355
Beneficios y complementos de sueldos y salarios	3.226.967
Aportes patronales	937.564
Prestaciones sociales y otras indemnizaciones	908.693
Asistencia socioeconómica	1.427.039
Compra de bienes y servicios	1.506.328
Bienes de consumo	240.108
Servicios no personales	1.266.220
Depreciación y amortización	450.000
GASTOS DE CAPITAL	**3.116.808**
INVERSIÓN REAL DIRECTA	3.116.808
Bienes intangibles	3.116.808
TOTAL GASTOS	**14.382.754**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120840	Desarrollo e implementación de contenidos y aplicaciones formativas para el fortalecimiento de la conciencia crítica y el fomento de los principios del Socialismo Bolivariano.	tecnología			9	332.054	2.699.620		1.983.167	5.014.841
120841	Desarrollo de software libre para fortalecer el empleo de tecnologías de información en la interacción del ciudadano y el poder popular con las instituciones del Estado.	tecnología			9	423.164	2.019.782		1.133.641	3.576.587
120860	Desarrollo de software libre para impulsar el diseño del Mapa Productivo de Venezuela.	tecnología			6	1.660.913	274.369			1.935.282
	TOTAL					**2.416.131**	**4.993.771**		**3.116.808**	**10.526.710**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.928.464	963.183			2.891.647
02	Gestión administrativa	964.397				964.397
	TOTAL	**2.892.861**	**963.183**			**3.856.044**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**28**	**41**		**69**	**2.752.019**		**2.752.019**
Alto Nivel y de Dirección	2	3		5	301.900		301.900
Directivo	1	3		4	188.520		188.520
Profesional y Técnico	11	24		35	1.382.430		1.382.430
Personal Administrativo	5	2		7	276.486		276.486
Personal de Investigación	8	5		13	513.492		513.492
Obrero	1	4		5	89.191		89.191
TOTAL	**28**	**41**		**69**	**2.752.019**		**2.752.019**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	9.309.618
4.02	Materiales, suministros y mercancías	240.108
4.03	Servicios no personales	1.266.220
4.04	Activos reales	3.116.808
4.08	Otros gastos	450.000
	TOTAL	**14.382.754**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**9.073.762**
INGRESOS CORRIENTES ORDINARIOS	9.073.762
TRANSFERENCIAS CORRIENTES	9.073.762
Transferencias corrientes del sector público	9.073.762
Transferencias corrientes internas recibidas del sector público	9.073.762
De la República	5.956.954
Recursos Ordinarios	5.956.954
De los entes descentralizados sin fines empresariales	3.116.808
1.2 GASTOS CORRIENTES	**11.265.946**
GASTOS DE CONSUMO	11.265.946
Remuneraciones	9.309.618
Sueldos, salarios y otras retribuciones	2.809.355
Beneficios y complementos de sueldos y salarios	3.226.967
Aportes patronales	937.564
Prestaciones sociales y otras indemnizaciones	908.693
Asistencia socioeconómica	1.427.039
Compra de bienes y servicios	1.506.328
Bienes de consumo	240.108
Servicios no personales	1.266.220
Depreciación y amortización	450.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(2.192.184)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.742.184)**
RECURSOS PROPIOS DE CAPITAL	(1.742.184)
Ahorro/ Desahorro en cuenta corriente	(2.192.184)
Incremento de la depreciación y amortización acumuladas	450.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**3.116.808**
INVERSIÓN REAL DIRECTA	3.116.808
Bienes intangibles	3.116.808
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(4.858.992)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**4.858.992**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.858.992
Disminución de otros activos financieros	4.858.992
Disminución de disponibilidades	4.858.992
Disminución de bancos	4.858.992
3.2 APLICACIONES FINANCIERAS	**4.858.992**
DÉFICIT FINANCIERO	4.858.992

A0464

Fundación Infocentro

FUNDACIÓN INFOCENTRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La misión de la Fundación consiste en facilitar el proceso de apropiación de las tecnologías de información y comunicación por parte de los sectores populares, mediante la consolidación de espacios tecnológicos comunitarios que faciliten la construcción colectiva y transferencia de saberes y conocimientos, las relaciones de colaboración y de coordinación, para fortalecer el desarrollo de las potencialidades locales, las redes sociales y el poder comunal.

Mientras su visión espera ser testigo de la explosión del Poder Comunal, apalancada en los infocentros autogestionados como núcleo aglutinador de las actividades comunitarias, en los sectores populares del país y su objetivo general busca consolidar los espacios socio tecnológicos como centros, para el fortalecimiento de las comunidades, que apoyen la articulación de las redes sociales, utilizando las tecnologías de información y comunicación, impulsando la capacitación y transferencia de saberes y de conocimiento.

Entre los proyectos a ejecutar durante el Ejercicio Fiscal 2014 se tiene:

- Ruta de Gestión comunal de los Infocentros, ensayo socialista para la construcción del Estado Comunal.
- Fortalecimiento de la infraestructura física tecnológica y del equipo político-técnico-operativo de la red nacional de Infocentro para la construcción de una nueva institucionalidad.
- Apropiación y uso de las tecnologías de información y comunicación como herramienta tecnológica para el fortalecimiento del poder popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**132.718.660**
INGRESOS CORRIENTES ORDINARIOS	132.718.660
TRANSFERENCIAS CORRIENTES	132.718.660
Transferencias corrientes del sector público	132.718.660
Transferencias corrientes internas recibidas del sector público	132.718.660
De la República	132.718.660
INGRESOS DE CAPITAL	**1.918.261**
RECURSOS PROPIOS DE CAPITAL	1.918.261
Incremento de la depreciación y amortización acumuladas	1.918.261
FUENTES DE FINANCIAMIENTO	**27.531.353**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	27.531.353
Disminución de otros activos financieros	27.531.353
Disminución de disponibilidades	27.531.353
Disminución de bancos	27.531.353
TOTAL RECURSOS	**162.168.274**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**151.876.969**
GASTOS DE CONSUMO	139.637.122
Remuneraciones	113.533.717
Sueldos, salarios y otras retribuciones	56.755.131
Beneficios y complementos de sueldos y salarios	32.781.515
Aportes patronales	5.621.496
Prestaciones sociales y otras indemnizaciones	12.545.448
Asistencia socioeconómica	5.830.127
Compra de bienes y servicios	24.185.144
Bienes de consumo	6.307.383
Servicios no personales	17.877.761
Depreciación y amortización	1.918.261
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.239.847
Al sector privado	12.239.847
Transferencias corrientes al sector privado	11.959.847
Directas a personas	100.000
Pensiones y otros beneficios asociados	36.000
Jubilaciones y otros beneficios asociados	64.000
Transferencias corrientes a Consejos Comunales	11.859.847
Donaciones corrientes al sector privado	280.000
Donaciones a personas	280.000
GASTOS DE CAPITAL	**10.291.305**
INVERSIÓN REAL DIRECTA	10.291.305
Formación bruta de capital fijo	10.291.305
Maquinaria, equipos y otros bienes muebles	10.291.305
TOTAL GASTOS	**162.168.274**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120616	Ruta de Gestión comunal de los Infocentros, ensayo socialista para la construcción del Estado Comunal.	consejo comunal			300	9.440.000	49.414.722			58.854.722
120670	Fortalecimiento de la infraestructura física Tecnológica y del equipo político-técnico-operativo de la red nacional de infocentro para la construcción de una nueva institucionalidad.	Infocentro			68	12.121.353	17.776.674			29.898.027
120675	Apropiación y uso de las Tecnologías de Información y Comunicación como herramienta tecnológica para el fortalecimiento del poder popular.	persona			100.000	2.370.000	4.381.744			6.751.744
	TOTAL					**23.931.353**	**71.573.140**			**95.504.493**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		45.545.520			45.545.520
02	Gestión administrativa	5.518.261	15.500.000			21.018.261
03	Previsión y protección social		100.000			100.000
	TOTAL	**5.518.261**	**61.145.520**			**66.663.781**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**67**	**61**		**128**	**7.701.031**		**7.701.031**
Alto Nivel y de Dirección	12	23		35	3.697.844		3.697.844
Profesional y Técnico	46	32		78	3.402.709		3.402.709
Personal Administrativo	9	6		15	600.478		600.478
Personal Contratado	**990**	**334**		**1324**	**45.694.100**		**45.694.100**
Profesional y Técnico	97	77		174	7.497.218		7.497.218
Personal Administrativo	893	257		1.150	38.196.882		38.196.882
TOTAL	**1.057**	**395**		**1.452**	**53.395.131**		**53.395.131**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**36.000**
Empleados	1		1	36.000
Jubilados	**2**		**2**	**64.000**
Empleados	2		2	64.000
TOTAL	**3**		**3**	**100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	113.533.717
4.02	Materiales, suministros y mercancías	6.307.383
4.03	Servicios no personales	17.877.761
4.04	Activos reales	10.291.305
4.07	Transferencias y donaciones	12.239.847
4.08	Otros gastos	1.918.261
	TOTAL	**162.168.274**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**132.718.660**
INGRESOS CORRIENTES ORDINARIOS	132.718.660
TRANSFERENCIAS CORRIENTES	132.718.660
Transferencias corrientes del sector público	132.718.660
Transferencias corrientes internas recibidas del sector público	132.718.660
De la República	132.718.660
Recursos Ordinarios	132.718.660
1.2 GASTOS CORRIENTES	**151.876.969**
GASTOS DE CONSUMO	139.637.122
Remuneraciones	113.533.717
Sueldos, salarios y otras retribuciones	56.755.131
Beneficios y complementos de sueldos y salarios	32.781.515
Aportes patronales	5.621.496
Prestaciones sociales y otras indemnizaciones	12.545.448
Asistencia socioeconómica	5.830.127
Compra de bienes y servicios	24.185.144
Bienes de consumo	6.307.383
Servicios no personales	17.877.761
Depreciación y amortización	1.918.261
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.239.847
Al sector privado	12.239.847
Transferencias corrientes al sector privado	11.959.847
Directas a personas	100.000
Pensiones y otros beneficios asociados	36.000
Jubilaciones y otros beneficios asociados	64.000
Transferencias corrientes a Consejos Comunales	11.859.847
Donaciones corrientes al sector privado	280.000
Donaciones a personas	280.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(19.158.309)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(17.240.048)**
RECURSOS PROPIOS DE CAPITAL	(17.240.048)
Ahorro/ Desahorro en cuenta corriente	(19.158.309)
Incremento de la depreciación y amortización acumuladas	1.918.261
2.2 GASTOS DE CAPITAL	**10.291.305**
INVERSIÓN REAL DIRECTA	10.291.305
Formación bruta de capital fijo	10.291.305
Maquinaria, equipos y otros bienes muebles	10.291.305
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(27.531.353)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**27.531.353**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	27.531.353
Disminución de otros activos financieros	27.531.353
Disminución de disponibilidades	27.531.353
Disminución de bancos	27.531.353
3.2 APLICACIONES FINANCIERAS	**27.531.353**
DÉFICIT FINANCIERO	27.531.353

A0507

Fundación Conciencia Televisión

FUNDACIÓN CONCIENCIA TELEVISIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Fundación Conciencia Televisión, nace con el objetivo de crear un canal o medio de comunicación social que desarrolle un planteamiento audiovisual que muestre las caras desconocidas de la Ciencia, la Tecnología y la Innovación.

La constitución de este canal de televisión quedó establecida en la Gaceta Oficial de la República Bolivariana de Venezuela N° 41.157 de fecha 30 de abril del 2013, bajo el Decreto Presidencial N° 42. Este medio de comunicación deberá incentivar, apoyar y fortalecer la promoción, desarrollo y difusión de la Ciencia, Tecnología e Innovación, mediante la transmisión de contenidos que contribuyan a la democratización de la información, la transferencia tecnológica, el aprovechamiento de las capacidades humanas, productivas y culturales de cada localidad propiciando la innovación y el encuentro de los saberes populares.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**22.500.000**
INGRESOS CORRIENTES ORDINARIOS	22.500.000
TRANSFERENCIAS CORRIENTES	22.500.000
Transferencias corrientes del sector público	22.500.000
Transferencias corrientes internas recibidas del sector público	22.500.000
De la República	22.500.000
FUENTES DE FINANCIAMIENTO	**19.085.310**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.085.310
Disminución de otros activos financieros	19.085.310
Disminución de disponibilidades	19.085.310
Disminución de bancos	19.085.310
TOTAL RECURSOS	**41.585.310**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**34.358.878**
GASTOS DE CONSUMO	34.358.878
Remuneraciones	29.084.306
Sueldos, salarios y otras retribuciones	7.312.886
Beneficios y complementos de sueldos y salarios	11.012.434
Aportes patronales	832.344
Prestaciones sociales y otras indemnizaciones	1.742.425
Asistencia socioeconómica	5.688.756
Otros gastos de personal	2.495.461
Compra de bienes y servicios	5.274.572
Bienes de consumo	908.930
Servicios no personales	4.365.642
GASTOS DE CAPITAL	**7.226.432**
INVERSIÓN REAL DIRECTA	7.226.432
Formación bruta de capital fijo	4.962.211
Maquinaria, equipos y otros bienes muebles	4.962.211
Bienes intangibles	2.264.221
TOTAL GASTOS	**41.585.310**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123511	Desarrollar la plataforma operativa de la Fundación Conciencia TV en el marco de la TDA	hora			8.760	14.085.310	13.107.550			27.192.860
	TOTAL					**14.085.310**	**13.107.550**			**27.192.860**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	5.000.000	6.431.949			11.431.949
02	Gestión administrativa		2.960.501			2.960.501
	TOTAL	**5.000.000**	**9.392.450**			**14.392.450**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**33**	**27**		**60**	**6.379.558**		**6.379.558**
Alto Nivel y de Dirección	12	7		19	2.590.298		2.590.298
Profesional y Técnico	18	20		38	3.771.791		3.771.791
Personal Administrativo	3			3	17.469		17.469
Personal Contratado	**20**			**20**	**933.328**		**933.328**
Profesional y Técnico	20			20	933.328		933.328
TOTAL	**53**	**27**		**80**	**7.312.886**		**7.312.886**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	29.084.306
4.02	Materiales, suministros y mercancías	908.930
4.03	Servicios no personales	4.365.642
4.04	Activos reales	7.226.432
	TOTAL	**41.585.310**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**22.500.000**
INGRESOS CORRIENTES ORDINARIOS	22.500.000
TRANSFERENCIAS CORRIENTES	22.500.000
Transferencias corrientes del sector público	22.500.000
Transferencias corrientes internas recibidas del sector público	22.500.000
De la República	22.500.000
Recursos Ordinarios	22.500.000
1.2 GASTOS CORRIENTES	**34.358.878**
GASTOS DE CONSUMO	34.358.878
Remuneraciones	29.084.306
Sueldos, salarios y otras retribuciones	7.312.886
Beneficios y complementos de sueldos y salarios	11.012.434
Aportes patronales	832.344
Prestaciones sociales y otras indemnizaciones	1.742.425
Asistencia socioeconómica	5.688.756
Otros gastos de personal	2.495.461
Compra de bienes y servicios	5.274.572
Bienes de consumo	908.930
Servicios no personales	4.365.642
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(11.858.878)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(11.858.878)**
RECURSOS PROPIOS DE CAPITAL	(11.858.878)
Ahorro/ Desahorro en cuenta corriente	(11.858.878)
2.2 GASTOS DE CAPITAL	**7.226.432**
INVERSIÓN REAL DIRECTA	7.226.432
Formación bruta de capital fijo	4.962.211
Maquinaria, equipos y otros bienes muebles	4.962.211

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Bienes intangibles	2.264.221
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(19.085.310)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**19.085.310**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	19.085.310
Disminución de otros activos financieros	19.085.310
Disminución de disponibilidades	19.085.310
Disminución de bancos	19.085.310
3.2 APLICACIONES FINANCIERAS	**19.085.310**
DÉFICIT FINANCIERO	19.085.310

A0660

Instituto Postal Telegráfico de Venezuela (IPOSTEL)

INSTITUTO POSTAL TELEGRÁFICO DE VENEZUELA (IPOSTEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Su misión está enmarcada en satisfacer con excelencia las necesidades de servicios, en comunicaciones postales y telegráficas de nuestros clientes.

Mientras, que su visión se enfoca en ser una organización que atienda con orgullo, calidad y satisfacción a todos los clientes, con una red accesible al uso de servicios postales y telegráficos, conformándonos en un equipo indetenible hacia la excelencia.

Como actividad principal, IPOSTEL realiza la recepción, transporte y entrega a nivel nacional e internacional de correspondencia y encomiendas, así como el préstamo de servicios integrales de telegrafía, comunicación electrónica y servicios postales y filatélicos, todo ello garantizando, por principio, el fin social que le compete de ser una alternativa de comunicación accesible y económica para todos los venezolanos.

Vale destacar que internacionalmente, participa activamente como miembro de la Unión Postal Universal, UPU y es una de las Administraciones del Consejo de Explotación Postal, CEP/UPU. Igualmente, ocupa la segunda vicepresidencia del Comité de Gestión de la Unión Postal de las Américas, España y Portugal, UPAEP.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**2.233.611.299**
INGRESOS CORRIENTES ORDINARIOS	2.233.611.299
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.692.306.890
Venta de otros bienes y servicios	1.692.306.890
INGRESOS DE LA PROPIEDAD	2.601.220
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	2.601.220
Alquileres	2.601.220
TRANSFERENCIAS CORRIENTES	536.404.376
Transferencias corrientes del sector público	536.404.376
Transferencias corrientes internas recibidas del sector público	536.404.376
De la República	536.404.376
OTROS INGRESOS	2.298.813
Otros ingresos ajenos a la operación	4.684
Otros ingresos ordinarios	2.294.129
INGRESOS DE CAPITAL	**10.498.612**
RECURSOS PROPIOS DE CAPITAL	10.498.612
Incremento de la depreciación y amortización acumuladas	10.498.612
FUENTES DE FINANCIAMIENTO	**55.211.012**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	55.211.012
Disminución de otros activos financieros	55.211.012
Disminución de disponibilidades	55.211.012
Disminución de bancos	55.211.012
TOTAL RECURSOS	**2.299.320.923**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.042.851.316**
GASTOS DE CONSUMO	1.835.620.001
Remuneraciones	1.197.969.632
Sueldos, salarios y otras retribuciones	536.974.914
Beneficios y complementos de sueldos y salarios	306.633.923
Aportes patronales	73.534.952
Prestaciones sociales y otras indemnizaciones	78.336.909
Asistencia socioeconómica	201.848.934
Otros gastos de personal	640.000
Compra de bienes y servicios	543.875.862
Bienes de consumo	360.185.605
Servicios no personales	183.690.257
Impuestos indirectos	83.275.895
Depreciación y amortización	10.498.612
TRANSFERENCIAS Y DONACIONES CORRIENTES	207.135.315
Al sector privado	206.032.915
Transferencias corrientes al sector privado	205.482.115
Directas a personas	205.075.315
Pensiones y otros beneficios asociados	25.676.660
Jubilaciones y otros beneficios asociados	179.398.655
Otras transferencias corrientes internas al sector privado	406.800
Donaciones corrientes al sector privado	550.800
Donaciones a personas	550.800
Al sector externo	1.102.400
Transferencias corrientes al exterior	1.102.400
A organismos internacionales	1.102.400
OTROS GASTOS CORRIENTES	96.000
Obligaciones del ejercicio vigente	96.000
Devoluciones y reintegros diversos	96.000
GASTOS DE CAPITAL	**146.047.583**
INVERSIÓN REAL DIRECTA	146.047.583
Formación bruta de capital fijo	145.783.583
Edificios e instalaciones	6.626.348
Maquinaria, equipos y otros bienes muebles	101.266.164

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Bienes preexistentes	37.891.071
Bienes intangibles	264.000
APLICACIONES FINANCIERAS	**110.422.024**
DISMINUCIÓN DE PASIVOS	110.422.024
Disminución de cuentas y efectos por pagar	110.422.024
Disminución de cuentas y efectos por pagar a corto plazo	110.422.024
Disminución de sueldos, salarios y otras remuneraciones por pagar	63.053.232
Disminución de aportes patronales y retenciones laborales por pagar	47.368.792
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	20.000.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	7.368.792
Disminución de otras retenciones laborales por pagar	20.000.000
TOTAL GASTOS	**2.299.320.923**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120865	Fortalecimiento y transformación de la plataforma operativa del instituto postal telegráfico (IPOSTEL)	traslado			33.419	203.360.428				203.360.428
120999	Diversificación y Modernización de los Servicios Postales en el Marco de la Nueva Institucionalidad	pieza			67.944.825	413.681.149				413.681.149
121014	Regulación de los Operadores Postales Privados en la Prestación del Servicio de Correo.	inspección			88	420.419				420.419
	TOTAL					617.461.996				617.461.996

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	808.822.112	392.171.464			1.200.993.576
02	Gestión administrativa	198.061.379	77.134.949			275.196.328
03	Previsión y protección social	138.384.152	67.097.963			205.482.115
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	186.908				186.908
	TOTAL	1.145.454.551	536.404.376			1.681.858.927

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.270**	**4.339**		**6.609**	**310.936.488**	**124.312.904**	**435.249.392**
Directivo	47	56		103	7.611.288		7.611.288
Profesional y Técnico	678	395		1.073	50.136.780	26.504.584	76.641.364
Personal Administrativo	865	942		1.807	84.457.980	30.972.627	115.430.607
Obrero	680	2.946		3.626	168.730.440	66.835.693	235.566.133
Personal Fijo a Tiempo Parcial	**2**	**1**		**3**	**1.980**		**1.980**
Personal Médico	2	1		3	1.980		1.980
Personal Contratado	**76**	**295**		**371**	**17.206.980**		**17.206.980**
Personal Administrativo	54	109		163	7.559.940		7.559.940
Obrero	22	186		208	9.647.040		9.647.040
TOTAL	**2.348**	**4.635**		**6.983**	**328.145.448**	**124.312.904**	**452.458.352**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**150**	**80**	**230**	**25.676.660**
Obreros	58	50	108	12.056.866
Empleados	92	30	122	13.619.794
Jubilados	**1.223**	**1.511**	**2.734**	**179.398.655**
Obreros	247	900	1.147	75.263.445
Empleados	976	611	1.587	104.135.210
TOTAL	**1.373**	**1.591**	**2.964**	**205.075.315**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.197.969.632
4.02	Materiales, suministros y mercancías	360.185.605
4.03	Servicios no personales	266.966.152
4.04	Activos reales	146.047.583
4.07	Transferencias y donaciones	207.135.315
4.08	Otros gastos	10.594.612
4.11	Disminución de pasivos	110.422.024
	TOTAL	**2.299.320.923**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**2.233.611.299**
INGRESOS CORRIENTES ORDINARIOS	2.233.611.299
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.692.306.890
Venta de otros bienes y servicios	1.692.306.890
INGRESOS DE LA PROPIEDAD	2.601.220
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	2.601.220
Alquileres	2.601.220
TRANSFERENCIAS CORRIENTES	536.404.376
Transferencias corrientes del sector público	536.404.376
Transferencias corrientes internas recibidas del sector público	536.404.376
De la República	536.404.376
Recursos Ordinarios	536.404.376
OTROS INGRESOS	2.298.813
Otros ingresos ajenos a la operación	4.684
Otros ingresos ordinarios	2.294.129
1.2 GASTOS CORRIENTES	**2.042.851.316**
GASTOS DE CONSUMO	1.835.620.001
Remuneraciones	1.197.969.632
Sueldos, salarios y otras retribuciones	536.974.914
Beneficios y complementos de sueldos y salarios	306.633.923
Aportes patronales	73.534.952
Prestaciones sociales y otras indemnizaciones	78.336.909
Asistencia socioeconómica	201.848.934
Otros gastos de personal	640.000
Compra de bienes y servicios	543.875.862
Bienes de consumo	360.185.605
Servicios no personales	183.690.257
Impuestos indirectos	83.275.895
Depreciación y amortización	10.498.612

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	207.135.315
Al sector privado	206.032.915
Transferencias corrientes al sector privado	205.482.115
Directas a personas	205.075.315
Pensiones y otros beneficios asociados	25.676.660
Jubilaciones y otros beneficios asociados	179.398.655
Otras transferencias corrientes internas al sector privado	406.800
Donaciones corrientes al sector privado	550.800
Donaciones a personas	550.800
Al sector externo	1.102.400
Transferencias corrientes al exterior	1.102.400
A organismos internacionales	1.102.400
OTROS GASTOS CORRIENTES	96.000
Obligaciones del ejercicio vigente	96.000
Devoluciones y reintegros diversos	96.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**190.759.983**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**201.258.595**
RECURSOS PROPIOS DE CAPITAL	201.258.595
Ahorro/ Desahorro en cuenta corriente	190.759.983
Incremento de la depreciación y amortización acumuladas	10.498.612
2.2 GASTOS DE CAPITAL	**146.047.583**
INVERSIÓN REAL DIRECTA	146.047.583
Formación bruta de capital fijo	145.783.583
Edificios e instalaciones	6.626.348
Maquinaria, equipos y otros bienes muebles	101.266.164
Bienes preexistentes	37.891.071
Bienes intangibles	264.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**55.211.012**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**110.422.024**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	55.211.012
Disminución de otros activos financieros	55.211.012
Disminución de disponibilidades	55.211.012
Disminución de bancos	55.211.012
SUPERÁVIT FINANCIERO	55.211.012
3.2 APLICACIONES FINANCIERAS	**110.422.024**
DISMINUCIÓN DE PASIVOS	110.422.024
Disminución de cuentas y efectos por pagar	110.422.024
Disminución de cuentas y efectos por pagar a corto plazo	110.422.024
Disminución de sueldos, salarios y otras remuneraciones por pagar	63.053.232
Disminución de aportes patronales y retenciones laborales por pagar	47.368.792
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	20.000.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	7.368.792
Disminución de otras retenciones laborales por pagar	20.000.000

A0929

Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)

FONDO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (FONACIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

EL FONACIT, tiene como Misión, financiar la ejecución de planes, programas y proyectos definidos por el Ministerio del Poder Popular para Ciencia, Tecnología e Innovación (MPPCTI), que fomenten el conocimiento científico, tecnológico e innovador, que contribuya al desarrollo social del país; vale decir, "Financiar la capacidad científica, tecnológica y de innovación para el desarrollo", a los efectos de constituirse en una institución líder reconocida nacional e internacionalmente, impulsando el desarrollo tecnológico integral y la construcción de redes para contribuir al bienestar de la sociedad venezolana.

El presupuesto de gasto del FONACIT se orienta al fortalecimiento de un nuevo modelo productivo endógeno a través del apoyo a redes científicas nacionales, regionales e internacionales, así como la formación del talento humano en el área de la ciencia, la tecnología y la innovación, de acuerdo a las prioridades del país, apegados a los siguientes criterios:

- Rescate y reconversión del Parque Industrial Nacional existente en las áreas estratégicas de: Cemento, Petroquímica, Alimentación, Textil, Automotriz y Telecomunicaciones.

- Apoyar la creación, ampliación y mejora de las industrias, para fortalecer las formas de organización socio-productiva y consolidar el modelo de apropiación de los medios de producción por parte de las comunidades.

- Articular y consolidar las Redes Socialistas de Innovación Productiva, las fábricas socialistas y las comunas.

- Integración de las cadenas productivas en los ejes de desarrollo endógeno para satisfacer las necesidades locales y nacionales.

- El fortalecimiento de la soberanía y desarrollo industrial de la Nación.

- La ejecución del proyecto "Financiamiento de proyectos orientados a la investigación hacia áreas estratégicas definidas como prioritarias para la Solución de los problemas sociales

    - Financiar la actividad científica, tecnológica y de innovación hacia el aprovechamiento efectivo de las potencialidades y capacidades nacionales para el desarrollo sustentable y la satisfacción de las necesidades sociales..

- Administrar, recaudar, controlar, verificar y determinar cuantitativa y cualitativa los aportes para la ciencia, tecnología, innovación y sus aplicaciones.

    - Financiamiento de mayores, capacidades nacionales en ciencia, tecnología, innovación e industrias intermedias, referidas a la formación, capacitación y necesidades de investigación en ciencia y tecnología del país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**142.304.167**
INGRESOS CORRIENTES ORDINARIOS	142.304.167
TRANSFERENCIAS CORRIENTES	142.304.167
Transferencias corrientes del sector público	142.304.167
Transferencias corrientes internas recibidas del sector público	142.304.167
De la República	142.304.167
FUENTES DE FINANCIAMIENTO	**5.602.247.573**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.602.247.573
Disminución de otros activos financieros	5.602.247.573
Disminución de disponibilidades	5.602.247.573
Disminución de bancos	5.602.247.573
TOTAL RECURSOS	**5.744.551.740**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**5.729.396.318**
GASTOS DE CONSUMO	353.735.084
Remuneraciones	322.102.280
Sueldos, salarios y otras retribuciones	36.956.618
Beneficios y complementos de sueldos y salarios	152.013.149
Aportes patronales	12.078.310
Prestaciones sociales y otras indemnizaciones	37.696.366
Asistencia socioeconómica	83.357.837
Compra de bienes y servicios	31.632.804
Bienes de consumo	6.433.300
Servicios no personales	25.199.504
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.375.661.234
Al sector privado	1.565.649.211
Transferencias corrientes al sector privado	1.565.427.731
Directas a personas	45.006.841
Pensiones y otros beneficios asociados	8.457.374
Jubilaciones y otros beneficios asociados	36.549.467
Otras transferencias corrientes internas al sector privado	1.241.584.639
Transferencias corrientes a Consejos Comunales	278.836.251
Donaciones corrientes al sector privado	221.480
Donaciones a personas	221.480
Al sector público	3.810.012.023
Transferencias corrientes al sector público	3.810.012.023
A los entes descentralizados sin fines empresariales para sus gastos	2.015.413.269
A entes descentralizados con fines empresariales no petroleros	1.794.598.754
GASTOS DE CAPITAL	**9.350.500**
INVERSIÓN REAL DIRECTA	9.350.500
Formación bruta de capital fijo	9.178.900
Maquinaria, equipos y otros bienes muebles	9.178.900
Bienes intangibles	171.600

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**5.804.922**
DISMINUCIÓN DE PASIVOS	5.804.922
Disminución de cuentas y efectos por pagar	5.804.922
Disminución de otras cuentas y efectos por pagar	5.804.922
Disminución de otras cuentas por pagar a corto plazo	5.804.922
TOTAL GASTOS	**5.744.551.740**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120890	Financiamiento de proyectos orientados a la investigación hacia áreas estratégicas definidas como prioritarias para la Solución de los problemas sociales.	financiamiento			998	5.368.450.713	142.304.167			5.510.754.880
	TOTAL					5.368.450.713	142.304.167			5.510.754.880

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	154.253.268				154.253.268
02	Gestión administrativa	34.536.751				34.536.751
03	Previsión y protección social	45.006.841				45.006.841
	TOTAL	233.796.860				233.796.860

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**97**	**99**	**374**	**570**	**34.077.849**	**1.601.367**	**35.679.216**
Alto Nivel y de Dirección	27	14	184	225	10.433.446		10.433.446
Profesional y Técnico	41	32	167	240	18.054.169	199.670	18.253.839
Personal Administrativo	14	2	21	37	2.737.172	29.871	2.767.043
Obrero	15	51	2	68	2.853.062	1.371.826	4.224.888
Personal Contratado	**29**	**23**		**52**	**2.030.000**		**2.030.000**
Profesional y Técnico	10	4		14	563.500		563.500
Personal Administrativo	15	10		25	1.006.250		1.006.250
Personal Médico		1		1	40.250		40.250
Obrero	4	8		12	420.000		420.000
TOTAL	**126**	**122**	**374**	**622**	**36.107.849**	**1.601.367**	**37.709.216**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**40**	**25**	**65**	**8.457.374**
Alto Nivel y de Dirección	5	5	10	1.034.335
Obreros	8	11	19	2.564.323
Empleados	27	9	36	4.858.716
Jubilados	**71**	**47**	**118**	**36.549.467**
Alto Nivel y de Dirección	20	10	30	5.394.943
Obreros	6	8	14	6.230.905
Empleados	45	29	74	24.923.619
TOTAL	**111**	**72**	**183**	**45.006.841**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	322.102.280
4.02	Materiales, suministros y mercancías	6.433.300
4.03	Servicios no personales	25.199.504
4.04	Activos reales	9.350.500
4.07	Transferencias y donaciones	5.375.661.234
4.11	Disminución de pasivos	5.804.922
	TOTAL	**5.744.551.740**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**142.304.167**
INGRESOS CORRIENTES ORDINARIOS	142.304.167
TRANSFERENCIAS CORRIENTES	142.304.167
Transferencias corrientes del sector público	142.304.167
Transferencias corrientes internas recibidas del sector público	142.304.167
De la República	142.304.167
Recursos Ordinarios	142.304.167
1.2 GASTOS CORRIENTES	**5.729.396.318**
GASTOS DE CONSUMO	353.735.084
Remuneraciones	322.102.280
Sueldos, salarios y otras retribuciones	36.956.618
Beneficios y complementos de sueldos y salarios	152.013.149
Aportes patronales	12.078.310
Prestaciones sociales y otras indemnizaciones	37.696.366
Asistencia socioeconómica	83.357.837
Compra de bienes y servicios	31.632.804
Bienes de consumo	6.433.300
Servicios no personales	25.199.504
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.375.661.234
Al sector privado	1.565.649.211
Transferencias corrientes al sector privado	1.565.427.731
Directas a personas	45.006.841
Pensiones y otros beneficios asociados	8.457.374
Jubilaciones y otros beneficios asociados	36.549.467
Otras transferencias corrientes internas al sector privado	1.241.584.639
Transferencias corrientes a Consejos Comunales	278.836.251
Donaciones corrientes al sector privado	221.480
Donaciones a personas	221.480
Al sector público	3.810.012.023
Transferencias corrientes al sector público	3.810.012.023
A los entes descentralizados sin fines empresariales para sus gastos	2.015.413.269
A entes descentralizados con fines empresariales no petroleros	1.794.598.754

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(5.587.092.151)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(5.587.092.151)**
RECURSOS PROPIOS DE CAPITAL	(5.587.092.151)
Ahorro/ Desahorro en cuenta corriente	(5.587.092.151)
2.2 GASTOS DE CAPITAL	**9.350.500**
INVERSIÓN REAL DIRECTA	9.350.500
Formación bruta de capital fijo	9.178.900
Maquinaria, equipos y otros bienes muebles	9.178.900
Bienes intangibles	171.600
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(5.596.442.651)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.602.247.573**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.602.247.573
Disminución de otros activos financieros	5.602.247.573
Disminución de disponibilidades	5.602.247.573
Disminución de bancos	5.602.247.573
3.2 APLICACIONES FINANCIERAS	**5.602.247.573**
DISMINUCIÓN DE PASIVOS	5.804.922
Disminución de cuentas y efectos por pagar	5.804.922
Disminución de otras cuentas y efectos por pagar	5.804.922
Disminución de otras cuentas por pagar a corto plazo	5.804.922
DÉFICIT FINANCIERO	5.596.442.651

A0937

Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

SUPERINTENDENCIA DE SERVICIOS DE CERTIFICACIÓN ELECTRÓNICA (SUSCERTE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Superintendencia de Servicios de Certificación Electrónica, tiene la atribución de la competencia legal de controlar y vigilar el sistema de Certificación Electrónica, especialmente lo relativo a los proveedores de servicios de certificación electrónica. Además, tiene como alcance proveer estándares y herramientas para implementar una tecnología de información óptima en las empresas del sector público, a fin de obtener un mejor funcionamiento y proporcionar niveles de seguridad confiables.

En concordancia con lo antes expuesto, la institución prevé ejecutar el siguiente proyecto en el ejercicio fiscal 2014:

- Implementar servicios electrónicos para el uso de las tecnologías de la información y comunicación de manera segura para el Estado venezolano.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**17.355.564**
INGRESOS CORRIENTES ORDINARIOS	17.355.564
INGRESOS NO TRIBUTARIOS	130.000
Tasas	130.000
TRANSFERENCIAS CORRIENTES	11.148.260
Transferencias corrientes del sector público	11.148.260
Transferencias corrientes internas recibidas del sector público	11.148.260
De la República	11.148.260
OTROS INGRESOS	6.077.304
Otros ingresos ajenos a la operación	6.077.304
INGRESOS DE CAPITAL	**2.692.115**
RECURSOS PROPIOS DE CAPITAL	2.692.115
Incremento de la depreciación y amortización acumuladas	2.692.115
FUENTES DE FINANCIAMIENTO	**10.700.217**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.700.217
Disminución de otros activos financieros	10.700.217
Disminución de disponibilidades	10.700.217
Disminución de caja	10.700.217
TOTAL RECURSOS	**30.747.896**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**23.659.246**
GASTOS DE CONSUMO	23.659.246
Remuneraciones	14.154.680
Sueldos, salarios y otras retribuciones	3.311.985
Beneficios y complementos de sueldos y salarios	4.732.697
Aportes patronales	251.043
Prestaciones sociales y otras indemnizaciones	1.291.894
Asistencia socioeconómica	4.493.061
Otros gastos de personal	74.000
Compra de bienes y servicios	6.812.451
Bienes de consumo	1.644.837
Servicios no personales	5.167.614
Depreciación y amortización	2.692.115
GASTOS DE CAPITAL	**7.088.650**
INVERSIÓN REAL DIRECTA	7.088.650
Formación bruta de capital fijo	7.088.650
Maquinaria, equipos y otros bienes muebles	7.088.650
TOTAL GASTOS	**30.747.896**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120672	Implementar servicios electrónicos para el uso de las tecnologías de la información y comunicación de manera segura para el estado venezolano	servicio			2	5.700.217	5.453.690		6.077.304	17.231.211
	TOTAL					**5.700.217**	**5.453.690**		**6.077.304**	**17.231.211**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	3.576.130	4.182.553			7.758.683
02	Gestión administrativa	4.245.985	1.512.017			5.758.002
	TOTAL	**7.822.115**	**5.694.570**			**13.516.685**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**25**	**33**	**6**	**64**	**1.988.575**		**1.988.575**
Altos Funcionarios y de Elección Popular	1			1	50.210		50.210
Directivo	2	4	2	8	364.320		364.320
Profesional y Técnico	14	27	4	45	1.402.425		1.402.425
Personal Administrativo	8	2		10	171.620		171.620
Personal Contratado	**19**			**19**	**1.313.410**		**1.313.410**
Profesional y Técnico	19			19	1.313.410		1.313.410
TOTAL	**44**	**33**	**6**	**83**	**3.301.985**		**3.301.985**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	14.154.680
4.02	Materiales, suministros y mercancías	1.644.837
4.03	Servicios no personales	5.167.614
4.04	Activos reales	7.088.650
4.08	Otros gastos	2.692.115
	TOTAL	**30.747.896**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**17.355.564**
INGRESOS CORRIENTES ORDINARIOS	17.355.564
INGRESOS NO TRIBUTARIOS	130.000
Tasas	130.000
TRANSFERENCIAS CORRIENTES	11.148.260
Transferencias corrientes del sector público	11.148.260
Transferencias corrientes internas recibidas del sector público	11.148.260
De la República	11.148.260
Recursos Ordinarios	11.148.260
OTROS INGRESOS	6.077.304
Otros ingresos ajenos a la operación	6.077.304
1.2 GASTOS CORRIENTES	**23.659.246**
GASTOS DE CONSUMO	23.659.246
Remuneraciones	14.154.680
Sueldos, salarios y otras retribuciones	3.311.985
Beneficios y complementos de sueldos y salarios	4.732.697
Aportes patronales	251.043
Prestaciones sociales y otras indemnizaciones	1.291.894
Asistencia socioeconómica	4.493.061
Otros gastos de personal	74.000
Compra de bienes y servicios	6.812.451
Bienes de consumo	1.644.837
Servicios no personales	5.167.614
Depreciación y amortización	2.692.115
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(6.303.682)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(3.611.567)**
RECURSOS PROPIOS DE CAPITAL	(3.611.567)
Ahorro/ Desahorro en cuenta corriente	(6.303.682)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de la depreciación y amortización acumuladas	2.692.115
2.2 GASTOS DE CAPITAL	**7.088.650**
INVERSIÓN REAL DIRECTA	7.088.650
Formación bruta de capital fijo	7.088.650
Maquinaria, equipos y otros bienes muebles	7.088.650
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(10.700.217)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**10.700.217**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.700.217
Disminución de otros activos financieros	10.700.217
Disminución de disponibilidades	10.700.217
Disminución de caja	10.700.217
3.2 APLICACIONES FINANCIERAS	**10.700.217**
DÉFICIT FINANCIERO	10.700.217

A1301

Agencia Bolivariana para Actividades Espaciales (ABAE)

AGENCIA BOLIVARIANA PARA ACTIVIDADES ESPACIALES (ABAE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En fecha 25 de Octubre de 2007, se aprueba en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.796 la Ley de la Agencia Bolivariana para Actividades Espaciales (ABAE), como Instituto Autónomo de carácter técnico, dotado de personalidad jurídica y patrimonio propio, distinto e independiente del Tesoro Nacional, con potestad financiera, administrativa, presupuestaria, organizativa, técnica, normativa y de gestión de recursos.

Para el ejercicio 2014 comprende los siguientes proyectos:

- Construcción del Centro de Diseño, Ensamblaje, Integración y Verificación de Pequeños Satélites de la ABAE, para el impulso del tejido socio-productivo nacional en el área aeroespacial, este proyecto se encargará de Generar la investigación, desarrollo e innovación articulada con las diferentes fases del encadenamiento del tejido socio-productivo que contribuya a la soberanía tecnológica y a la capacidad nacional para la producción de rubros estratégicos de forma armónica con el ambiente.

- Aprovechamiento de las aplicaciones del Satélite Miranda para la planificación y desarrollo estratégico institucional y como herramienta de planificación comunal, su objetivo es Generar y difundir el acceso y disfrute de la ciencia y las tecnologías en la población venezolana, impulsando la apropiación y socialización del conocimiento.

- Fortalecimiento de las plataformas satelitales venezolanas, a través del acondicionamiento de la Infraestructura operacional y el mejoramiento en áreas científicas y técnicas, este proyecto garantiza el acceso, uso, apropiación y disfrute de las tecnologías de información y comunicación en la población venezolana, atendiendo a las necesidades sociales.

- Estudio, diseño, desarrollo, implementación e inspección de normas y reglamentaciones técnicas aplicables a las actividades espaciales para garantizar productos y servicios satelitales de calidad a la población venezolana y a los aliados estratégicos de la nación.

- Fortalecimiento de las capacidades profesionales, programáticas y físicas, de la Agencia Bolivariana para Actividades Espaciales en ciencia formación y desarrollo espacial.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**69.421.100**
INGRESOS CORRIENTES ORDINARIOS	69.421.100
TRANSFERENCIAS CORRIENTES	69.421.100
Transferencias corrientes del sector público	69.421.100
Transferencias corrientes internas recibidas del sector público	69.421.100
De la República	69.421.100
INGRESOS DE CAPITAL	**129.754.048**
RECURSOS PROPIOS DE CAPITAL	129.754.048
Incremento de la depreciación y amortización acumuladas	129.754.048
FUENTES DE FINANCIAMIENTO	**704.915.026**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	704.915.026
Disminución de otros activos financieros	704.915.026
Disminución de disponibilidades	338.678.088
Disminución de bancos	338.678.088
Disminución de fondos en avance, en anticipo y en fideicomiso	366.236.938
Disminución de fondos en anticipos	151.515.921
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	214.721.017
TOTAL RECURSOS	**904.090.174**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**257.308.995**
GASTOS DE CONSUMO	256.604.995
Remuneraciones	47.235.415
Sueldos, salarios y otras retribuciones	8.208.281
Beneficios y complementos de sueldos y salarios	20.158.738
Aportes patronales	1.697.384
Prestaciones sociales y otras indemnizaciones	3.667.234
Asistencia socioeconómica	10.362.345
Otros gastos de personal	3.141.433
Compra de bienes y servicios	47.167.292
Bienes de consumo	8.184.759
Servicios no personales	38.982.533
Impuestos indirectos	32.448.240
Depreciación y amortización	129.754.048
TRANSFERENCIAS Y DONACIONES CORRIENTES	704.000
Al sector privado	704.000
Donaciones corrientes al sector privado	704.000
Donaciones a personas	704.000
GASTOS DE CAPITAL	**644.872.754**
INVERSIÓN REAL DIRECTA	644.872.754
Formación bruta de capital fijo	643.824.912
Edificios e instalaciones	399.598
Maquinaria, equipos y otros bienes muebles	103.588.054
Construcciones de bienes de dominio privado	499.672.390
Construcciones de bienes de dominio público	912.500
Producción propia (gastos capitalizables)	39.252.370
Impuestos indirectos	39.252.370
Bienes intangibles	1.047.842
APLICACIONES FINANCIERAS	**1.908.425**
DISMINUCIÓN DE PASIVOS	1.908.425
Disminución de cuentas y efectos por pagar	1.908.425
Disminución de cuentas y efectos por pagar a corto plazo	1.908.425
Disminución cuentas por pagar a proveedores a corto plazo	1.908.425
TOTAL GASTOS	**904.090.174**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120736	Construcción del Centro de Diseño, Ensamblaje, Integración y Verificación de Pequeños Satélites de la ABAE, para el impulso del tejido socio-productivo nacional en el área aeroespacial	centro			1	684.075.346	23.840.524			707.915.870
120739	Aprovechamiento de las aplicaciones del Satélite Miranda para la planificación y desarrollo estratégico institucional y como herramienta de planificación comunal.	imagen			600	4.362.392	11.842.335			16.204.727
120850	Fortalecimiento de las plataformas satelitales venezolanas, a través del acondicionamiento de la Infraestructura operacional y el mejoramiento en áreas científicas y técnicas.	Plataforma satelital			2	2.018.988	14.175.412			16.194.400
120868	Estudio, diseño, desarrollo, implementación e inspección de Normas y Reglamentaciones Técnicas aplicables a las Actividades Espaciales para garantizar productos y servicios satelitales de calidad a la población venezolana y a los aliados estratégicos de la Nación.	inspección			10		3.040.235			3.040.235
120875	Fortalecimiento de las Capacidades Profesionales, Programáticas y Físicas, de la Agencia Bolivariana para Actividades Espaciales en Ciencia Formación y Desarrollo Espacial	plataforma			1		3.162.706			3.162.706
	TOTAL					**690.456.726**	**56.061.212**			**746.517.938**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	4.240.635	13.359.888			17.600.523
02	Gestión administrativa	139.971.713				139.971.713
	TOTAL	**144.212.348**	**13.359.888**			**157.572.236**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**87**	**184**		**268**	**7.501.481**		**7.501.481**
Directivo	4	13		17	697.976		697.976
Profesional y Técnico	60	109		169	4.727.196		4.727.196
Personal Administrativo	15	46		58	1.665.693		1.665.693
Personal Médico	2			2	34.218		34.218
Obrero	6	16		22	376.398		376.398
TOTAL	**87**	**184**		**268**	**7.501.481**		**7.501.481**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	47.235.415
4.02	Materiales, suministros y mercancías	8.184.759
4.03	Servicios no personales	110.683.143
4.04	Activos reales	605.620.384
4.07	Transferencias y donaciones	704.000
4.08	Otros gastos	129.754.048
4.11	Disminución de pasivos	1.908.425
	TOTAL	**904.090.174**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**69.421.100**
INGRESOS CORRIENTES ORDINARIOS	69.421.100
TRANSFERENCIAS CORRIENTES	69.421.100
Transferencias corrientes del sector público	69.421.100
Transferencias corrientes internas recibidas del sector público	69.421.100
De la República	69.421.100
Recursos Ordinarios	69.421.100
1.2 GASTOS CORRIENTES	**257.308.995**
GASTOS DE CONSUMO	256.604.995
Remuneraciones	47.235.415
Sueldos, salarios y otras retribuciones	8.208.281
Beneficios y complementos de sueldos y salarios	20.158.738
Aportes patronales	1.697.384
Prestaciones sociales y otras indemnizaciones	3.667.234
Asistencia socioeconómica	10.362.345
Otros gastos de personal	3.141.433
Compra de bienes y servicios	47.167.292
Bienes de consumo	8.184.759
Servicios no personales	38.982.533
Impuestos indirectos	32.448.240
Depreciación y amortización	129.754.048
TRANSFERENCIAS Y DONACIONES CORRIENTES	704.000
Al sector privado	704.000
Donaciones corrientes al sector privado	704.000
Donaciones a personas	704.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(187.887.895)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(58.133.847)**
RECURSOS PROPIOS DE CAPITAL	(58.133.847)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Ahorro/ Desahorro en cuenta corriente	(187.887.895)
Incremento de la depreciación y amortización acumuladas	129.754.048
2.2 GASTOS DE CAPITAL	**644.872.754**
INVERSIÓN REAL DIRECTA	644.872.754
Formación bruta de capital fijo	643.824.912
Edificios e instalaciones	399.598
Maquinaria, equipos y otros bienes muebles	103.588.054
Construcciones de bienes de dominio privado	499.672.390
Construcciones de bienes de dominio público	912.500
Producción propia (gastos capitalizables)	39.252.370
Impuestos indirectos	39.252.370
Bienes intangibles	1.047.842
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(703.006.601)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**704.915.026**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	704.915.026
Disminución de otros activos financieros	704.915.026
Disminución de disponibilidades	338.678.088
Disminución de bancos	338.678.088
Disminución de fondos en avance, en anticipo y en fideicomiso	366.236.938
Disminución de fondos en anticipos	151.515.921
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	214.721.017
3.2 APLICACIONES FINANCIERAS	**704.915.026**
DISMINUCIÓN DE PASIVOS	1.908.425
Disminución de cuentas y efectos por pagar	1.908.425
Disminución de cuentas y efectos por pagar a corto plazo	1.908.425
Disminución cuentas por pagar a proveedores a corto plazo	1.908.425
DÉFICIT FINANCIERO	703.006.601

57

Ministerio del Poder Popular para las Comunas y los Movimientos Sociales

Ministerio del Poder Popular para las Comunas y los Movimientos Sociales

A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)

A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)

A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)

A0480 Fundación Misión Negra Hipólita

A0487 Fundación "Misión Che Guevara"

A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)

A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)

A0931 Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNNA)

A0950 Instituto Nacional de Servicios Sociales (INASS)

A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)

A0124

Consejo Nacional para las Personas con Discapacidad (CONAPDIS)

CONSEJO NACIONAL PARA LAS PERSONAS CON DISCAPACIDAD (CONAPDIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el 2014 el Consejo Nacional para las Personas con Discapacidad (CONAPDIS), orientará la ejecución del presupuesto a la atención integral de la población en situación de extrema pobreza y máxima exclusión social, con acciones dirigidas a prevenir la discapacidad y promover cambios culturales dentro del territorio nacional con la finalidad de continuar fortaleciendo la gestión que ha venido desarrollando de acuerdo a los objetivos, estrategias y políticas necesarias para brindar un mayor bienestar social a las personas con discapacidad y sus familias.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**80.660.000**
INGRESOS CORRIENTES ORDINARIOS	80.660.000
TRANSFERENCIAS CORRÍENTES	80.660.000
Transferencias corrientes del sector público	80.660.000
Transferencias corrientes internas recibidas del sector público	80.660.000
De la República	80.660.000
INGRESOS DE CAPITAL	**1.029.000**
RECURSOS PROPIOS DE CAPITAL	1.029.000
Incremento de la depreciación y amortización acumuladas	1.029.000
FUENTES DE FINANCIAMIENTO	**13.648.559**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	13.648.559
Disminución de otros activos financieros	13.648.559
Disminución de disponibilidades	13.648.559
Disminución de caja	13.648.559
TOTAL RECURSOS	**95.337.559**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**91.266.532**
GASTOS DE CONSUMO	88.313.738
Remuneraciones	63.185.264
Sueldos, salarios y otras retribuciones	18.804.089
Beneficios y complementos de sueldos y salarios	11.449.541
Aportes patronales	1.828.054
Prestaciones sociales y otras indemnizaciones	3.197.795
Asistencia socioeconómica	27.905.785
Compra de bienes y servicios	24.099.474
Bienes de consumo	8.967.584
Servicios no personales	15.131.890
Depreciación y amortización	1.029.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.952.794
Al sector privado	2.952.794
Transferencias corrientes al sector privado	194.554
Directas a personas	194.554
Jubilaciones y otros beneficios asociados	194.554
Donaciones corrientes al sector privado	2.758.240
Donaciones a personas	2.758.240
GASTOS DE CAPITAL	**2.336.428**
INVERSIÓN REAL DIRECTA	2.336.428
Formación bruta de capital fijo	2.336.428
Edificios e instalaciones	21.500
Maquinaria, equipos y otros bienes muebles	2.314.928
APLICACIONES FINANCIERAS	**1.734.599**
DISMINUCIÓN DE PASIVOS	1.734.599
Disminución de cuentas y efectos por pagar	1.734.599
Disminución de cuentas y efectos por pagar a mediano y largo plazo	1.734.599
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	1.734.599
TOTAL GASTOS	**95.337.559**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121807	Inclusión social de las personas con discapacidad, su familia y el entorno.	persona			4.937	3.483.960	48.396.000			51.879.960
TOTAL						3.483.960	48.396.000			51.879.960

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		26.664.261			26.664.261
02	Gestión administrativa	11.193.599	5.405.185			16.598.784
03	Previsión y protección social		194.554			194.554
TOTAL		11.193.599	32.264.000			43.457.599

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**63**	**95**		**158**	**6.027.741**		**6.027.741**
Directivo	43	63		106	5.439.441		5.439.441
Obrero	20	32		52	588.300		588.300
Personal Contratado	**162**	**112**		**274**	**11.945.772**	**775.716**	**12.721.488**
Profesional y Técnico	113	26		139	5.891.673	418.887	6.310.560
Personal Administrativo	40	78		118	5.018.833	356.829	5.375.662
Obrero	9	8		17	1.035.266		1.035.266
TOTAL	**225**	**207**		**432**	**17.973.513**	**775.716**	**18.749.229**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**2**	**1**	**3**	**95.261**
Empleados	2	1	3	95.261
TOTAL	**2**	**1**	**3**	**95.261**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	63.185.264
4.02	Materiales, suministros y mercancías	8.967.584
4.03	Servicios no personales	15.131.890
4.04	Activos reales	2.336.428
4.07	Transferencias y donaciones	2.952.794
4.08	Otros gastos	1.029.000
4.11	Disminución de pasivos	1.734.599
	TOTAL	**95.337.559**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**80.660.000**
INGRESOS CORRIENTES ORDINARIOS	80.660.000
TRANSFERENCIAS CORRIENTES	80.660.000
Transferencias corrientes del sector público	80.660.000
Transferencias corrientes internas recibidas del sector público	80.660.000
De la República	80.660.000
Recursos Ordinarios	80.660.000
1.2 GASTOS CORRIENTES	**91.266.532**
GASTOS DE CONSUMO	88.313.738
Remuneraciones	63.185.264
Sueldos, salarios y otras retribuciones	18.804.089
Beneficios y complementos de sueldos y salarios	11.449.541
Aportes patronales	1.828.054
Prestaciones sociales y otras indemnizaciones	3.197.795
Asistencia socioeconómica	27.905.785
Compra de bienes y servicios	24.099.474
Bienes de consumo	8.967.584
Servicios no personales	15.131.890
Depreciación y amortización	1.029.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.952.794
Al sector privado	2.952.794
Transferencias corrientes al sector privado	194.554
Directas a personas	194.554
Jubilaciones y otros beneficios asociados	194.554
Donaciones corrientes al sector privado	2.758.240
Donaciones a personas	2.758.240
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(10.606.532)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(9.577.532)**
RECURSOS PROPIOS DE CAPITAL	(9.577.532)
Desahorro en cuenta corriente	(10.606.532)
Incremento de la depreciación y amortización acumuladas	1.029.000
2.2 GASTOS DE CAPITAL	**2.336.428**
INVERSIÓN REAL DIRECTA	2.336.428
Formación bruta de capital fijo	2.336.428
Edificios e instalaciones	21.500
Maquinaria, equipos y otros bienes muebles	2.314.928
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(11.913.960)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**13.648.559**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	13.648.559
Disminución de otros activos financieros	13.648.559
Disminución de disponibilidades	13.648.559
Disminución de caja	13.648.559
3.2 APLICACIONES FINANCIERAS	**13.648.559**
DISMINUCIÓN DE PASIVOS	1.734.599
Disminución de cuentas y efectos por pagar	1.734.599
Disminución de cuentas y efectos por pagar a mediano y largo plazo	1.734.599
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	1.734.599
DÉFICIT FINANCIERO	11.913.960

A0305

Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)

FUNDACIÓN "CENTRO DE ESTUDIOS BIOLÓGICOS SOBRE CRECIMIENTO Y DESARROLLO DE LA POBLACIÓN VENEZOLANA" (FUNDACREDESA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA), realiza una valiosa labor, al brindar un apoyo de documentación e información a las comunidades seleccionadas y Organismos del Estado Venezolano para el diseño y ejecución de medidas, estableciendo políticas tendentes a promover la justicia social, mediante la incorporación progresiva de sectores sociales excluidos del goce del bienestar general, garantizando el disfrute de los derechos sociales de forma universal y equitativa. Así como promover la participación social, orientada a mejorar las Condiciones de Vida de la Población Venezolana, para lo cual realiza el análisis, publicación y divulgación de los resultados, en cuanto al crecimiento y desarrollo integral de los venezolanos, para dar aportes al diseño de políticas y programas sociales que contribuyan a la construcción del estado comunal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**82.687.200**
INGRESOS CORRIENTES ORDINARIOS	82.687.200
TRANSFERENCIAS CORRIENTES	82.687.200
Transferencias corrientes del sector público	82.687.200
Transferencias corrientes internas recibidas del sector público	82.687.200
De la República	82.687.200
TOTAL RECURSOS	**82.687.200**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**74.314.077**
GASTOS DE CONSUMO	72.697.869
Remuneraciones	44.193.411
Sueldos, salarios y otras retribuciones	12.869.558
Beneficios y complementos de sueldos y salarios	13.655.215
Aportes patronales	3.040.194
Prestaciones sociales y otras indemnizaciones	4.871.868
Asistencia socioeconómica	9.756.576
Compra de bienes y servicios	24.968.578
Bienes de consumo	11.249.306
Servicios no personales	13.719.272
Impuestos indirectos	3.535.880
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.616.208
Al sector privado	1.616.208
Transferencias corrientes al sector privado	1.616.208
Directas a personas	1.616.208
Jubilaciones y otros beneficios asociados	955.829
Otras transferencias directas a personas	660.379
GASTOS DE CAPITAL	**6.773.123**
INVERSIÓN REAL DIRECTA	6.773.123
Formación bruta de capital fijo	6.773.123
Maquinaria, equipos y otros bienes muebles	3.366.061
Construcciones de bienes de dominio privado	3.407.062
APLICACIONES FINANCIERAS	**1.600.000**
INVERSIÓN FINANCIERA	1.600.000
Incremento de otros activos financieros	1.600.000
Incremento de disponibilidades	1.600.000
Incremento de caja	1.600.000
TOTAL GASTOS	**82.687.200**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121786	Estudio de Condiciones de Vida en Los Pueblos Indígenas Barí, Yukpa y Warao (ECOVIPI).	informe			3		26.236.183			26.236.183
121793	Investigación, Edición y Publicaciones de Textos Literarios, Políticos y Científicos (Fondo Editorial - Estrella Roja).	publicación			16		14.818.995			14.818.995
122173	Socialización del saber científico: Transferencia de los resultados del Segundo Estudio Nacional de Crecimiento y Desarrollo Humano de la Población Venezolana (SENACREDH).	publicación			16		15.944.822			15.944.822
TOTAL							57.000.000			57.000.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		23.383.791			23.383.791
02	Gestión administrativa		687.201			687.201
03	Previsión y protección social		1.616.208			1.616.208
TOTAL			**25.687.200**			**25.687.200**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**66**	**51**		**117**	**6.251.916**		**6.251.916**
Personal Administrativo	63	43		106	5.921.916		5.921.916
Obrero	3	8		11	330.000		330.000
Personal Contratado	**40**	**34**		**74**	**6.617.642**		**6.617.642**
Personal Administrativo	40	34		74	6.617.642		6.617.642
TOTAL	**106**	**85**		**191**	**12.869.558**		**12.869.558**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**9**	**3**	**12**	**955.829**
Alto Nivel y de Dirección	3	1	4	378.914
Médicos	5	1	6	378.915
Obreros	1	1	2	198.000
TOTAL	**9**	**3**	**12**	**955.829**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	44.193.411
4.02	Materiales, suministros y mercancías	11.249.306
4.03	Servicios no personales	17.255.152
4.04	Activos reales	6.773.123
4.05	Activos financieros	1.600.000
4.07	Transferencias y donaciones	1.616.208
	TOTAL	**82.687.200**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**82.687.200**
INGRESOS CORRIENTES ORDINARIOS	82.687.200
TRANSFERENCIAS CORRIENTES	82.687.200
Transferencias corrientes del sector público	82.687.200
Transferencias corrientes internas recibidas del sector público	82.687.200
De la República	82.687.200
Recursos Ordinarios	82.687.200
1.2 GASTOS CORRIENTES	**74.314.077**
GASTOS DE CONSUMO	72.697.869
Remuneraciones	44.193.411
Sueldos, salarios y otras retribuciones	12.869.558
Beneficios y complementos de sueldos y salarios	13.655.215
Aportes patronales	3.040.194
Prestaciones sociales y otras indemnizaciones	4.871.868
Asistencia socioeconómica	9.756.576
Compra de bienes y servicios	24.968.578
Bienes de consumo	11.249.306
Servicios no personales	13.719.272
Impuestos indirectos	3.535.880
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.616.208
Al sector privado	1.616.208
Transferencias corrientes al sector privado	1.616.208
Directas a personas	1.616.208
Jubilaciones y otros beneficios asociados	955.829
Otras transferencias directas a personas	660.379
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**8.373.123**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**8.373.123**
RECURSOS PROPIOS DE CAPITAL	8.373.123
Ahorro en cuenta corriente	8.373.123
2.2 GASTOS DE CAPITAL	**6.773.123**
INVERSIÓN REAL DIRECTA	6.773.123
Formación bruta de capital fijo	6.773.123
Maquinaria, equipos y otros bienes muebles	3.366.061
Construcciones de bienes de dominio privado	3.407.062
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**1.600.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.600.000**
SUPERÁVIT FINANCIERO	1.600.000
3.2 APLICACIONES FINANCIERAS	**1.600.000**
INVERSIÓN FINANCIERA	1.600.000
Incremento de otros activos financieros	1.600.000
Incremento de disponibilidades	1.600.000
Incremento de caja	1.600.000

A0326

Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)

FUNDACIÓN PARA EL DESARROLLO Y PROMOCIÓN DEL PODER COMUNAL (FUNDACOMUNAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio 2014 la Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL), tiene como objetivo específico el consolidar y expandir el Poder Popular y la democracia socialista a través del acompañamiento técnico en la gestión de los Consejos Comunales, Comunas y otras organizaciones sociales; con el fin de fortalecer la participación masiva de la comunidad en el ejercicio de la soberanía, la democracia participativa y protagónica. Para ello, FUNDACOMUNAL se establece como meta el fortalecimiento de las Comunas, Consejos Comunales y otros movimientos sociales, en su organización social, política, productiva y auto-constructiva, con el fin de afianzar a estas como modelo de autogobierno socialista.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**368.691.550**
INGRESOS CORRIENTES ORDINARIOS	368.691.550
TRANSFERENCIAS CORRIENTES	368.691.550
Transferencias corrientes del sector público	368.691.550
Transferencias corrientes internas recibidas del sector público	368.691.550
De la República	368.691.550
FUENTES DE FINANCIAMIENTO	**15.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.000.000
Disminución de otros activos financieros	15.000.000
Disminución de disponibilidades	15.000.000
Disminución de caja	15.000.000
TOTAL RECURSOS	**383.691.550**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**353.809.545**
GASTOS DE CONSUMO	338.388.285
Remuneraciones	269.073.480
Sueldos, salarios y otras retribuciones	49.293.450
Beneficios y complementos de sueldos y salarios	33.297.797
Aportes patronales	10.890.106
Prestaciones sociales y otras indemnizaciones	23.182.092
Asistencia socioeconómica	91.871.709
Otros gastos de personal	60.538.326
Compra de bienes y servicios	69.314.805
Bienes de consumo	31.182.229
Servicios no personales	38.132.576
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.421.260
Al sector privado	15.421.260
Transferencias corrientes al sector privado	10.421.260
Directas a personas	10.421.260
Pensiones y otros beneficios asociados	2.511.739
Jubilaciones y otros beneficios asociados	7.909.521
Donaciones corrientes al sector privado	5.000.000
Donaciones a personas	5.000.000
GASTOS DE CAPITAL	**14.882.005**
INVERSIÓN REAL DIRECTA	14.882.005
Formación bruta de capital fijo	14.882.005
Maquinaria, equipos y otros bienes muebles	14.882.005
APLICACIONES FINANCIERAS	**15.000.000**
DISMINUCIÓN DE PASIVOS	15.000.000
Disminución de cuentas y efectos por pagar	15.000.000
Disminución de cuentas y efectos por pagar a corto plazo	8.650.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.830.000
Disminución de aportes patronales y retenciones laborales por pagar	1.820.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	285.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	285.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	1.250.000
Disminución cuentas por pagar a proveedores a corto plazo	5.000.000
Disminución de otras cuentas y efectos por pagar	6.350.000
Disminución de otras cuentas por pagar a corto plazo	6.350.000
TOTAL GASTOS	**383.691.550**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121796	Acompañamiento Técnico y Político para el Fortalecimiento de las Comunas.	organización			450		272.731.510			272.731.510
TOTAL							**272.731.510**			**272.731.510**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		62.374.026			62.374.026
02	Gestión administrativa	15.000.000	23.164.754			38.164.754
03	Previsión y protección social		10.421.260			10.421.260
TOTAL		**15.000.000**	**95.960.040**			**110.960.040**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**236**	**299**	**84**	**619**	**10.876.891**	**1.320.848**	**12.197.739**
Alto Nivel y de Dirección		2		2	40.662		40.662
Directivo	87	130	10	227	4.411.748		4.411.748
Profesional y Técnico	125	131	54	310	5.204.643	1.049.905	6.254.548
Personal Administrativo	24	36	20	80	1.219.838	270.943	1.490.781
Personal Contratado	**1.475**	**1.343**		**2.818**	**38.243.000**		**38.243.000**
Directivo	1	2		3	37.105		37.105
Profesional y Técnico	1.337	1.190		2.527	33.530.651		33.530.651
Personal Administrativo	137	151		288	4.675.244		4.675.244
TOTAL	**1.711**	**1.642**	**84**	**3.437**	**49.119.891**	**1.320.848**	**50.440.739**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**58**	**30**	**88**	**2.511.739**
Empleados	58	30	88	2.511.739
Jubilados	**130**	**165**	**295**	**7.909.521**
Empleados	130	165	295	7.909.521
TOTAL	**188**	**195**	**383**	**10.421.260**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	269.073.480
4.02	Materiales, suministros y mercancías	31.182.229
4.03	Servicios no personales	38.132.576
4.04	Activos reales	14.882.005
4.07	Transferencias y donaciones	15.421.260
4.11	Disminución de pasivos	15.000.000
	TOTAL	**383.691.550**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**368.691.550**
INGRESOS CORRIENTES ORDINARIOS	368.691.550
TRANSFERENCIAS CORRIENTES	368.691.550
Transferencias corrientes del sector público	368.691.550
Transferencias corrientes internas recibidas del sector público	368.691.550
De la República	368.691.550
Recursos Ordinarios	368.691.550
1.2 GASTOS CORRIENTES	**353.809.545**
GASTOS DE CONSUMO	338.388.285
Remuneraciones	269.073.480
Sueldos, salarios y otras retribuciones	49.293.450
Beneficios y complementos de sueldos y salarios	33.297.797
Aportes patronales	10.890.106
Prestaciones sociales y otras indemnizaciones	23.182.092
Asistencia socioeconómica	91.871.709
Otros gastos de personal	60.538.326
Compra de bienes y servicios	69.314.805
Bienes de consumo	31.182.229
Servicios no personales	38.132.576
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.421.260
Al sector privado	15.421.260
Transferencias corrientes al sector privado	10.421.260
Directas a personas	10.421.260
Pensiones y otros beneficios asociados	2.511.739
Jubilaciones y otros beneficios asociados	7.909.521
Donaciones corrientes al sector privado	5.000.000
Donaciones a personas	5.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**14.882.005**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**14.882.005**
RECURSOS PROPIOS DE CAPITAL	14.882.005
Ahorro en cuenta corriente	14.882.005
2.2 GASTOS DE CAPITAL	**14.882.005**
INVERSIÓN REAL DIRECTA	14.882.005
Formación bruta de capital fijo	14.882.005
Maquinaria, equipos y otros bienes muebles	14.882.005
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**15.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.000.000
Disminución de otros activos financieros	15.000.000
Disminución de disponibilidades	15.000.000
Disminución de caja	15.000.000
3.2 APLICACIONES FINANCIERAS	**15.000.000**
DISMINUCIÓN DE PASIVOS	15.000.000
Disminución de cuentas y efectos por pagar	15.000.000
Disminución de cuentas y efectos por pagar a corto plazo	8.650.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.830.000
Disminución de aportes patronales y retenciones laborales por pagar	1.820.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	285.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	285.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	1.250.000
Disminución cuentas por pagar a proveedores a corto plazo	5.000.000
Disminución de otras cuentas y efectos por pagar	6.350.000
Disminución de otras cuentas por pagar a corto plazo	6.350.000

A0480

Fundación Misión Negra Hipólita

FUNDACIÓN MISIÓN NEGRA HIPÓLITA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Misión Negra Hipólita adscrita al Ministerio del Poder Popular para las Comunas y los Movimientos Sociales es responsable de la gestión, coordinación y seguimiento de las acciones tendentes al rescate, la protección, integración, capacitación, desarrollo y promoción de los grupos vulnerables y excluidos socialmente, ubicados en zonas urbanas y rurales. Así como de brindar atención y servicio para lo cual busca la optimización de los espacios, la dotación de bienes y servicios acorde a las necesidades de la población atendida y la calificación y especialización de los trabajadores, trabajadoras y voluntarias. A través de la formación en distintas áreas que posibiliten la transformación de las relaciones sociales consigo mismo y con el entorno que apuntan hacia los valores, creencias, intereses, conductas, rutinas, desempeño de roles entre otros, especialmente a Ciudadanas y Ciudadanos en Situación de Calle y sus Grupos Familiares.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**553.812.712**
INGRESOS CORRIENTES ORDINARIOS	553.812.712
TRANSFERENCIAS CORRIENTES	553.812.712
Transferencias corrientes del sector público	553.812.712
Transferencias corrientes internas recibidas del sector público	553.812.712
De la República	553.812.712
INGRESOS DE CAPITAL	**1.000.000**
RECURSOS PROPIOS DE CAPITAL	1.000.000
Incremento de la depreciación y amortización acumuladas	1.000.000
TOTAL RECURSOS	**554.812.712**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**513.536.911**
GASTOS DE CONSUMO	488.436.911
Remuneraciones	380.898.811
Sueldos, salarios y otras retribuciones	94.310.000
Beneficios y complementos de sueldos y salarios	148.847.816
Aportes patronales	16.455.000
Prestaciones sociales y otras indemnizaciones	26.000.000
Asistencia socioeconómica	95.285.995
Compra de bienes y servicios	96.242.500
Bienes de consumo	41.129.300
Servicios no personales	55.113.200
Impuestos indirectos	10.295.600
Depreciación y amortización	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.100.000
Al sector privado	25.100.000
Transferencias corrientes al sector privado	4.500.000
Otras transferencias corrientes internas al sector privado	4.500.000
Donaciones corrientes al sector privado	20.600.000
Donaciones a personas	19.600.000
Donaciones a instituciones sin fines de lucro	1.000.000
GASTOS DE CAPITAL	**36.275.801**
INVERSIÓN REAL DIRECTA	36.275.801
Formación bruta de capital fijo	36.275.801
Maquinaria, equipos y otros bienes muebles	36.275.801
APLICACIONES FINANCIERAS	**5.000.000**
DISMINUCIÓN DE PASIVOS	5.000.000
Disminución de cuentas y efectos por pagar	5.000.000
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución cuentas por pagar a proveedores a corto plazo	5.000.000
TOTAL GASTOS	**554.812.712**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122222	Inclusión de ciudadanos y ciudadanas en situación de calle a procesos de organización comunal, psicosociales y socio-productivos, que garanticen su dignificación e igualdad de oportunidades y condiciones.	persona			7.864		412.929.596			412.929.596
TOTAL							**412.929.596**			**412.929.596**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		90.003.811			90.003.811
02	Gestión administrativa	1.000.000	50.879.305			51.879.305
TOTAL		**1.000.000**	**140.883.116**			**141.883.116**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**1.667**	**1.874**		**3.541**	**94.000.000**		**94.000.000**
Directivo	84	72		156	4.045.362		4.045.362
Profesional y Técnico	541	224		765	11.819.394		11.819.394
Personal Administrativo	944	1.503		2.447	75.085.908		75.085.908
Personal Docente	51	43		94	981.008		981.008
Personal Médico	47	32		79	2.068.328		2.068.328
TOTAL	**1.667**	**1.874**		**3.541**	**94.000.000**		**94.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	380.898.811
4.02	Materiales, suministros y mercancías	41.129.300
4.03	Servicios no personales	65.408.800
4.04	Activos reales	36.275.801
4.07	Transferencias y donaciones	25.100.000
4.08	Otros gastos	1.000.000
4.11	Disminución de pasivos	5.000.000
	TOTAL	**554.812.712**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**553.812.712**
INGRESOS CORRIENTES ORDINARIOS	553.812.712
TRANSFERENCIAS CORRIENTES	553.812.712
Transferencias corrientes del sector público	553.812.712
Transferencias corrientes internas recibidas del sector público	553.812.712
De la República	553.812.712
Recursos Ordinarios	553.812.712
Ministerio de Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	313.812.712
Recursos Ordinarios	313.812.712
Ministerio del Poder Popular para las Comunas y los Movimientos Sociales	240.000.000
Recursos Ordinarios	240.000.000
1.2 GASTOS CORRIENTES	**513.536.911**
GASTOS DE CONSUMO	488.436.911
Remuneraciones	380.898.811
Sueldos, salarios y otras retribuciones	94.310.000
Beneficios y complementos de sueldos y salarios	148.847.816
Aportes patronales	16.455.000
Prestaciones sociales y otras indemnizaciones	26.000.000
Asistencia socioeconómica	95.285.995
Compra de bienes y servicios	96.242.500
Bienes de consumo	41.129.300
Servicios no personales	55.113.200
Impuestos indirectos	10.295.600
Depreciación y amortización	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.100.000
Al sector privado	25.100.000
Transferencias corrientes al sector privado	4.500.000
Otras transferencias corrientes internas al sector privado	4.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector privado	20.600.000
Donaciones a personas	19.600.000
Donaciones a instituciones sin fines de lucro	1.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**40.275.801**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**41.275.801**
RECURSOS PROPIOS DE CAPITAL	41.275.801
Ahorro en cuenta corriente	40.275.801
Incremento de la depreciación y amortización acumuladas	1.000.000
2.2 GASTOS DE CAPITAL	**36.275.801**
INVERSIÓN REAL DIRECTA	36.275.801
Formación bruta de capital fijo	36.275.801
Maquinaria, equipos y otros bienes muebles	36.275.801
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**5.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.000.000**
SUPERÁVIT FINANCIERO	5.000.000
3.2 APLICACIONES FINANCIERAS	**5.000.000**
DISMINUCIÓN DE PASIVOS	5.000.000
Disminución de cuentas y efectos por pagar	5.000.000
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución cuentas por pagar a proveedores a corto plazo	5.000.000

A0487

Fundación "Misión Che Guevara"

FUNDACIÓN "MISIÓN CHE GUEVARA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio 2014 la Fundación Misión Che Guevara contribuye en la la organización de la fuerza de trabajo bajo principios socialistas en los diferentes espacios comunales y el reimpulso de proyectos productivos, de infraestructura y sociales, a través de la creación y fortalecimiento de las Brigadas Socialista de Trabajo, en articulación con los organismos que tienen competencia en materia de formación técnica y sociopolítica en la asignación de medios de producción social (tierras, maquinaria, equipos, entre otros), contemplando la organización de personas en Brigadas Socialista de Trabajo (BST) que impulsen la conformación de unidades productivas comunitarias que gestionen bajo los principios socialistas y transformen progresivamente el concepto de trabajo como mercancía al trabajo como deber social y el desarrollo de proyectos socioproductivos para satisfacer las necesidades de las comunidades.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**114.337.799**
INGRESOS CORRIENTES ORDINARIOS	114.337.799
TRANSFERENCIAS CORRIENTES	114.337.799
Transferencias corrientes del sector público	114.337.799
Transferencias corrientes internas recibidas del sector público	114.337.799
De la República	114.337.799
INGRESOS DE CAPITAL	**1.500.000**
RECURSOS PROPIOS DE CAPITAL	1.500.000
Incremento de la depreciación y amortización acumuladas	1.500.000
FUENTES DE FINANCIAMIENTO	**15.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.000.000
Disminución de otros activos financieros	15.000.000
Disminución de disponibilidades	15.000.000
Disminución de caja	15.000.000
TOTAL RECURSOS	**130.837.799**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**127.837.799**
GASTOS DE CONSUMO	105.151.427
Remuneraciones	80.516.459
Sueldos, salarios y otras retribuciones	21.117.852
Beneficios y complementos de sueldos y salarios	16.256.180
Aportes patronales	4.267.005
Prestaciones sociales y otras indemnizaciones	18.646.350
Asistencia socioeconómica	20.229.072
Compra de bienes y servicios	20.868.392
Bienes de consumo	8.429.343
Servicios no personales	12.439.049
Impuestos indirectos	2.266.576
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	22.686.372
Al sector privado	22.042.188
Transferencias corrientes al sector privado	21.239.280
Directas a personas	21.239.280
Otras transferencias directas a personas	21.239.280
Donaciones corrientes al sector privado	802.908
Donaciones a personas	802.908
Al sector público	644.184
Donaciones corrientes al sector público	644.184
A la República	644.184
GASTOS DE CAPITAL	**3.000.000**
INVERSIÓN REAL DIRECTA	3.000.000
Formación bruta de capital fijo	3.000.000
Maquinaria, equipos y otros bienes muebles	3.000.000
TOTAL GASTOS	**130.837.799**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121697	Organización de la Fuerza de Trabajo Socialista como estrategia de apoyo al proceso de inclusión en el aparato productivo	participante			28.670	2.000.000	85.890.519			87.890.519
TOTAL						**2.000.000**	**85.890.519**			**87.890.519**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	9.000.000	23.516.459			32.516.459
02	Gestión administrativa	5.500.000	4.930.821			10.430.821
TOTAL		**14.500.000**	**28.447.280**			**42.947.280**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**124**	**121**		**245**	**21.117.852**		**21.117.852**
Directivo	21	22		43	6.292.768		6.292.768
Profesional y Técnico	51	50		101	5.331.862		5.331.862
Personal Administrativo	46	18		64	2.293.222		2.293.222
Obrero	6	31		37	7.200.000		7.200.000
TOTAL	**124**	**121**		**245**	**21.117.852**		**21.117.852**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	80.516.459
4.02	Materiales, suministros y mercancías	8.429.343
4.03	Servicios no personales	14.705.625
4.04	Activos reales	3.000.000
4.07	Transferencias y donaciones	22.686.372
4.08	Otros gastos	1.500.000
	TOTAL	**130.837.799**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**114.337.799**
INGRESOS CORRIENTES ORDINARIOS	114.337.799
TRANSFERENCIAS CORRIENTES	114.337.799
Transferencias corrientes del sector público	114.337.799
Transferencias corrientes internas recibidas del sector público	114.337.799
De la República	114.337.799
Recursos Ordinarios	114.337.799
Ministerio del Poder Popular del Despacho de la Presidencia y Seguimiento de la Gestión de Gobierno	38.651.239
Recursos Ordinarios	38.651.239
Ministerio del Poder Popular para las Comunas y los Movimientos Sociales	75.686.560
Recursos Ordinarios	75.686.560
1.2 GASTOS CORRIENTES	**127.837.799**
GASTOS DE CONSUMO	105.151.427
Remuneraciones	80.516.459
Sueldos, salarios y otras retribuciones	21.117.852
Beneficios y complementos de sueldos y salarios	16.256.180
Aportes patronales	4.267.005
Prestaciones sociales y otras indemnizaciones	18.646.350
Asistencia socioeconómica	20.229.072
Compra de bienes y servicios	20.868.392
Bienes de consumo	8.429.343
Servicios no personales	12.439.049
Impuestos indirectos	2.266.576
Depreciación y amortización	1.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	22.686.372
Al sector privado	22.042.188
Transferencias corrientes al sector privado	21.239.280
Directas a personas	21.239.280
Otras transferencias directas a personas	21.239.280
Donaciones corrientes al sector privado	802.908
Donaciones a personas	802.908
Al sector público	644.184
Donaciones corrientes al sector público	644.184
A la República	644.184
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(13.500.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(12.000.000)**
RECURSOS PROPIOS DE CAPITAL	(12.000.000)
Desahorro en cuenta corriente	(13.500.000)
Incremento de la depreciación y amortización acumuladas	1.500.000
2.2 GASTOS DE CAPITAL	**3.000.000**
INVERSIÓN REAL DIRECTA	3.000.000
Formación bruta de capital fijo	3.000.000
Maquinaria, equipos y otros bienes muebles	3.000.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(15.000.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**15.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.000.000
Disminución de otros activos financieros	15.000.000
Disminución de disponibilidades	15.000.000
Disminución de caja	15.000.000
3.2 APLICACIONES FINANCIERAS	**15.000.000**
DÉFICIT FINANCIERO	15.000.000

A0842

Fondo de Desarrollo Microfinanciero (FONDEMI)

FONDO DE DESARROLLO MICROFINANCIERO (FONDEMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el año 2014, el Fondo de Desarrollo Microfinanciero (FONDEMI), busca a través de su gestión estimular y promover la participación protagónica del pueblo en la construcción de un nuevo modelo económico fundamentado en los principios de justicia social, mediante el financiamiento de Organizaciones del Poder Popular y a trabajadores de las Organizaciones Socio-Productivas Comunitarias tales como: Bancos de la Comuna Socialistas y Consejos Comunales, Empresas de Propiedad Social Directa Comunal (EPSDC), Empresas de Propiedad Social Indirecta Comunal (EPSIC) y Unidades de Producción Familiar (UPF) para lo cual estima impartir talleres de formación en el área técnico-administrativa, social y en ética socialista a voceras y voceros de las Organizaciones del Poder Popular con la finalidad de contribuir al crecimiento de las redes socio-productivas y la generación de nuevos Sistemas de distribución de la producción comunal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**197.688.918**
INGRESOS CORRIENTES ORDINARIOS	197.688.918
TRANSFERENCIAS CORRIENTES	197.688.918
Transferencias corrientes del sector público	197.688.918
Transferencias corrientes internas recibidas del sector público	197.688.918
De la República	197.688.918
INGRESOS DE CAPITAL	**55.700.230**
RECURSOS PROPIOS DE CAPITAL	700.230
Incremento de la depreciación y amortización acumuladas	700.230
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	55.000.000
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	55.000.000
Al sector privado	55.000.000
FUENTES DE FINANCIAMIENTO	**329.160.726**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	329.160.726
Disminución de otros activos financieros	329.160.726
Disminución de disponibilidades	329.160.726
Disminución de caja	329.160.726
TOTAL RECURSOS	**582.549.874**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**191.681.777**
GASTOS DE CONSUMO	185.031.777
Remuneraciones	109.756.380
Sueldos, salarios y otras retribuciones	30.873.809
Beneficios y complementos de sueldos y salarios	38.356.178
Aportes patronales	4.182.469
Prestaciones sociales y otras indemnizaciones	14.306.190
Asistencia socioeconómica	22.037.734
Compra de bienes y servicios	74.575.167
Bienes de consumo	28.450.000
Servicios no personales	46.125.167
Depreciación y amortización	700.230
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.650.000
Al sector privado	6.650.000
Donaciones corrientes al sector privado	6.650.000
Donaciones a personas	6.550.000
Donaciones a instituciones sin fines de lucro	100.000
GASTOS DE CAPITAL	**389.868.097**
INVERSIÓN REAL DIRECTA	15.000.000
Formación bruta de capital fijo	15.000.000
Maquinaria, equipos y otros bienes muebles	15.000.000
INVERSIÓN FINANCIERA	374.868.097
Concesión de préstamos a largo plazo	374.868.097
Al sector público	374.868.097
A entes descentralizados sin fines empresariales	374.868.097
APLICACIONES FINANCIERAS	**1.000.000**
DISMINUCIÓN DE PASIVOS	1.000.000
Disminución de cuentas y efectos por pagar	1.000.000
Disminución de cuentas y efectos por pagar a corto plazo	1.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	400.000
Disminución cuentas por pagar a proveedores a corto plazo	600.000
TOTAL GASTOS	**582.549.874**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122065	Conformación y formación de Organizaciones del Poder Popular para su financiamiento y acompañamiento integral para la construcción del Modelo Económico Socialista.	financiamiento			150	374.868.097	123.432.538			498.300.635
122121	Acompañamiento integral a las Organizaciones Socio-Productivas para el fortalecimiento del Ciclo Productivo orientado al desarrollo de la Economía Socialista.	trabajador(a)	13.959	11.422	25.381		35.000.000			35.000.000
TOTAL						**374.868.097**	**158.432.538**			**533.300.635**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	792.629	39.256.380			40.049.009
02	Gestión administrativa	8.450.230				8.450.230
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	750.000				750.000
	TOTAL	**9.992.859**	**39.256.380**			**49.249.239**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**111**	**95**		**206**	**8.742.440**		**8.742.440**
Alto Nivel y de Dirección	9	13		22	2.188.336		2.188.336
Directivo	22	16		38	1.512.686		1.512.686
Personal Administrativo	79	65		144	5.011.200		5.011.200
Obrero	1	1		2	30.218		30.218
Personal Contratado	**228**	**236**		**464**	**17.017.952**		**17.017.952**
Profesional y Técnico	28	15		43	2.373.000		2.373.000
Personal Administrativo	192	163		355	13.429.524		13.429.524
Obrero	8	58		66	1.215.428		1.215.428
TOTAL	**339**	**331**		**670**	**25.760.392**		**25.760.392**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	109.756.380
4.02	Materiales, suministros y mercancías	28.450.000
4.03	Servicios no personales	46.125.167
4.04	Activos reales	15.000.000
4.05	Activos financieros	374.868.097
4.07	Transferencias y donaciones	6.650.000
4.08	Otros gastos	700.230
4.11	Disminución de pasivos	1.000.000
	TOTAL	**582.549.874**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**197.688.918**
INGRESOS CORRIENTES ORDINARIOS	197.688.918
TRANSFERENCIAS CORRIENTES	197.688.918
Transferencias corrientes del sector público	197.688.918
Transferencias corrientes internas recibidas del sector público	197.688.918
De la República	197.688.918
Recursos Ordinarios	197.688.918
1.2 GASTOS CORRIENTES	**191.681.777**
GASTOS DE CONSUMO	185.031.777
Remuneraciones	109.756.380
Sueldos, salarios y otras retribuciones	30.873.809
Beneficios y complementos de sueldos y salarios	38.356.178
Aportes patronales	4.182.469
Prestaciones sociales y otras indemnizaciones	14.306.190
Asistencia socioeconómica	22.037.734
Compra de bienes y servicios	74.575.167
Bienes de consumo	28.450.000
Servicios no personales	46.125.167
Depreciación y amortización	700.230
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.650.000
Al sector privado	6.650.000
Donaciones corrientes al sector privado	6.650.000
Donaciones a personas	6.550.000
Donaciones a instituciones sin fines de lucro	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.007.141**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**61.707.371**
RECURSOS PROPIOS DE CAPITAL	6.707.371
Ahorro en cuenta corriente	6.007.141
Incremento de la depreciación y amortización acumuladas	700.230
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	55.000.000
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	55.000.000
Al sector privado	55.000.000
2.2 GASTOS DE CAPITAL	**389.868.097**
INVERSIÓN REAL DIRECTA	15.000.000
Formación bruta de capital fijo	15.000.000
Maquinaria, equipos y otros bienes muebles	15.000.000
INVERSIÓN FINANCIERA	374.868.097
Concesión de préstamos a largo plazo	374.868.097
Al sector público	374.868.097
A entes descentralizados sin fines empresariales	374.868.097
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(328.160.726)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**329.160.726**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	329.160.726
Disminución de otros activos financieros	329.160.726
Disminución de disponibilidades	329.160.726
Disminución de caja	329.160.726

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**329.160.726**
DISMINUCIÓN DE PASIVOS	1.000.000
Disminución de cuentas y efectos por pagar	1.000.000
Disminución de cuentas y efectos por pagar a corto plazo	1.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	400.000
Disminución cuentas por pagar a proveedores a corto plazo	600.000
DÉFICIT FINANCIERO	328.160.726

A0910

Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA)

INSTITUTO AUTÓNOMO CONSEJO NACIONAL DE DERECHOS DE NIÑOS, NIÑAS Y ADOLESCENTES (IDENNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA), tiene como objetivo estratégico democratizar el sistema de protección a niños, niñas y adolescentes, promoviendo y facilitando la incorporación del Poder Popular a fin de articular las diferentes políticas de inclusión social del Gobierno Revolucionario para garantizar el fortalecimiento familiar y hacer posible que todo niño, niña y adolescente se desarrolle plenamente en el seno de una familia. Para el ejercicio 2014 sus acciones estarán orientadas a la salud, deporte, recreación, cultura y educación, así como también a una evaluación integral, tratamiento y seguimiento por parte del equipo multidisciplinario; y para continuar con la erradicación de la explotación laboral de los adolescentes, la incorporación de la población infantil – juvenil en actividades que contribuyan en la organización y promoción de valores, proteger a la niñez y la adolescencia, garantizando su inclusión social y el ejercicio pleno de sus derechos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**485.000.000**
INGRESOS CORRIENTES ORDINARIOS	485.000.000
TRANSFERENCIAS CORRIENTES	485.000.000
Transferencias corrientes del sector público	485.000.000
Transferencias corrientes internas recibidas del sector público	485.000.000
De la República	485.000.000
INGRESOS DE CAPITAL	**18.326.600**
RECURSOS PROPIOS DE CAPITAL	18.326.600
Incremento de la depreciación y amortización acumuladas	18.326.600
FUENTES DE FINANCIAMIENTO	**62.061.061**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	62.061.061
Disminución de otros activos financieros	62.061.061
Disminución de disponibilidades	62.061.061
Disminución de caja	62.061.061
TOTAL RECURSOS	**565.387.661**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**541.886.067**
GASTOS DE CONSUMO	493.204.307
Remuneraciones	367.921.010
Sueldos, salarios y otras retribuciones	131.248.920
Beneficios y complementos de sueldos y salarios	99.984.738
Aportes patronales	19.588.452
Prestaciones sociales y otras indemnizaciones	22.063.164
Asistencia socioeconómica	95.035.736
Compra de bienes y servicios	106.956.697
Bienes de consumo	37.596.691
Servicios no personales	69.360.006
Depreciación y amortización	18.326.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.681.760
Al sector privado	14.681.760
Transferencias corrientes al sector privado	2.681.760
Directas a personas	2.681.760
Jubilaciones y otros beneficios asociados	2.681.760
Donaciones corrientes al sector privado	12.000.000
Donaciones a personas	12.000.000
Al sector público	34.000.000
Transferencias corrientes al sector público	34.000.000
A los entes descentralizados sin fines empresariales para sus gastos	34.000.000
GASTOS DE CAPITAL	**18.326.600**
INVERSIÓN REAL DIRECTA	18.326.600
Formación bruta de capital fijo	18.326.600
Edificios e instalaciones	18.326.600

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**5.174.994**
DISMINUCIÓN DE PASIVOS	5.174.994
Disminución de cuentas y efectos por pagar	5.174.994
Disminución de cuentas y efectos por pagar a corto plazo	5.174.994
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.842.189
Disminución cuentas por pagar a proveedores a corto plazo	2.332.805
TOTAL GASTOS	**565.387.661**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121771	Prevención, Atención y Protección Integral de Niños, Niñas y Adolescentes	persona			3.800	18.213.916	288.855.705			307.069.621
121799	Garantía de los Derechos Colectivos y Difusos de Niños, Niñas y Adolescentes	persona			25.920		21.144.295			21.144.295
	TOTAL					18.213.916	310.000.000			328.213.916

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		158.333.743			158.333.743
02	Gestión administrativa	62.173.745	12.144.496			74.318.241
03	Previsión y protección social		2.681.760			2.681.760
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		1.840.001			1.840.001
	TOTAL	62.173.745	175.000.000			237.173.745

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**235**	**142**		**377**	**20.062.896**		**20.062.896**
Alto Nivel y de Dirección	1			1	42.095		42.095
Directivo	58	31		89	4.987.348		4.987.348
Profesional y Técnico	128	53		181	10.181.716		10.181.716
Personal Administrativo	39	30		69	3.091.001		3.091.001
Obrero	9	28		37	1.760.736		1.760.736
Personal Contratado	**1.245**	**762**		**2.007**	**110.326.020**		**110.326.020**
Profesional y Técnico	659	329		988	57.987.357		57.987.357
Personal Administrativo	586	433		1.019	52.338.663		52.338.663
TOTAL	1.480	904		2.384	130.388.916		130.388.916

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**11**	**10**	**21**	**2.681.760**
Empleados	11	10	21	2.681.760
TOTAL	11	10	21	2.681.760

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	367.921.010
4.02	Materiales, suministros y mercancías	37.596.691
4.03	Servicios no personales	69.360.006
4.04	Activos reales	18.326.600
4.07	Transferencias y donaciones	48.681.760
4.08	Otros gastos	18.326.600
4.11	Disminución de pasivos	5.174.994
	TOTAL	**565.387.661**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**485.000.000**
INGRESOS CORRIENTES ORDINARIOS	485.000.000
TRANSFERENCIAS CORRIENTES	485.000.000
Transferencias corrientes del sector público	485.000.000
Transferencias corrientes internas recibidas del sector público	485.000.000
De la República	485.000.000
Recursos Ordinarios	485.000.000
1.2 GASTOS CORRIENTES	**541.886.067**
GASTOS DE CONSUMO	493.204.307
Remuneraciones	367.921.010
Sueldos, salarios y otras retribuciones	131.248.920
Beneficios y complementos de sueldos y salarios	99.984.738
Aportes patronales	19.588.452
Prestaciones sociales y otras indemnizaciones	22.063.164
Asistencia socioeconómica	95.035.736
Compra de bienes y servicios	106.956.697
Bienes de consumo	37.596.691
Servicios no personales	69.360.006
Depreciación y amortización	18.326.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.681.760
Al sector privado	14.681.760
Transferencias corrientes al sector privado	2.681.760
Directas a personas	2.681.760
Jubilaciones y otros beneficios asociados	2.681.760
Donaciones corrientes al sector privado	12.000.000
Donaciones a personas	12.000.000
Al sector público	34.000.000
Transferencias corrientes al sector público	34.000.000
A los entes descentralizados sin fines empresariales para sus gastos	34.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(56.886.067)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(38.559.467)**
RECURSOS PROPIOS DE CAPITAL	(38.559.467)
Desahorro en cuenta corriente	(56.886.067)
Incremento de la depreciación y amortización acumuladas	18.326.600
2.2 GASTOS DE CAPITAL	**18.326.600**
INVERSIÓN REAL DIRECTA	18.326.600
Formación bruta de capital fijo	18.326.600
Edificios e instalaciones	18.326.600
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(56.886.067)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**62.061.061**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	62.061.061
Disminución de otros activos financieros	62.061.061
Disminución de disponibilidades	62.061.061
Disminución de caja	62.061.061
3.2 APLICACIONES FINANCIERAS	**62.061.061**
DISMINUCIÓN DE PASIVOS	5.174.994
Disminución de cuentas y efectos por pagar	5.174.994
Disminución de cuentas y efectos por pagar a corto plazo	5.174.994
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.842.189
Disminución cuentas por pagar a proveedores a corto plazo	2.332.805
DÉFICIT FINANCIERO	56.886.067

A0931

Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNNA)

SERVICIO AUTÓNOMO FONDO NACIONAL DE PROTECCIÓN DE NIÑOS, NIÑAS Y ADOLESCENTES (FNPNNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio fiscal 2014 el Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNNA), adscrito al Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENNA) prevé el cofinanciamiento de planes, programas y proyectos que beneficiaran a niños, niñas y adolescentes que se encuentran amenazados o excluidos del sistema de protección integral o en situación de amenaza o vulneración de sus derechos, dando cumplimiento a lo establecido en la Ley Orgánica para la Protección de Niños, Niñas y del Adolescente (LOPNNA), con especial énfasis en la infancia y adolescencia en situación de calle, así como la creación y fortalecimiento de casas de abrigo y programas de fortalecimiento familiar y redes de familias comunitarias.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**34.000.000**
INGRESOS CORRIENTES ORDINARIOS	34.000.000
TRANSFERENCIAS CORRIENTES	34.000.000
Transferencias corrientes del sector público	34.000.000
Transferencias corrientes internas recibidas del sector público	34.000.000
De los entes descentralizados sin fines empresariales	34.000.000
FUENTES DE FINANCIAMIENTO	**8.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.500.000
Disminución de otros activos financieros	8.500.000
Disminución de cuentas por cobrar a corto plazo	8.500.000
Disminución de otras cuentas por cobrar a corto plazo	8.500.000
TOTAL RECURSOS	**42.500.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**42.100.000**
GASTOS DE CONSUMO	3.216.532
Compra de bienes y servicios	3.216.532
Servicios no personales	3.216.532
TRANSFERENCIAS Y DONACIONES CORRIENTES	38.883.468
Al sector privado	38.281.044
Transferencias corrientes al sector privado	26.042.708
Transferencias corrientes a Consejos Comunales	26.042.708
Donaciones corrientes al sector privado	12.238.336
Donaciones a personas	188.655
Donaciones corrientes a Consejos Comunales	12.049.681
Al sector público	602.424
Transferencias corrientes al sector público	602.424
Al Poder Municipal	602.424
APLICACIONES FINANCIERAS	**400.000**
DISMINUCIÓN DE PASIVOS	400.000
Disminución de cuentas y efectos por pagar	400.000
Disminución de cuentas y efectos por pagar a corto plazo	400.000
Disminución cuentas por pagar a proveedores a corto Plazo	400.000
TOTAL GASTOS	**42.500.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121666	Financiamiento y Cofinanciamiento de Programas y Proyectos Orientados a la Protección y Atención Integral de Niños, Niñas y Adolescentes en el marco de la Suprema Felicidad	transferencia			96	8.500.000			34.000.000	42.500.000
TOTAL						**8.500.000**			**34.000.000**	**42.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.03	Servicios no personales	3.216.532
4.07	Transferencias y donaciones	38.883.468
4.11	Disminución de pasivos	400.000
	TOTAL	**42.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**34.000.000**
INGRESOS CORRIENTES ORDINARIOS	34.000.000
TRANSFERENCIAS CORRIENTES	34.000.000
Transferencias corrientes del sector público	34.000.000
Transferencias corrientes internas recibidas del sector público	34.000.000
De los entes descentralizados sin fines empresariales	34.000.000
1.2 GASTOS CORRIENTES	**42.100.000**
GASTOS DE CONSUMO	3.216.532
Compra de bienes y servicios	3.216.532
Servicios no personales	3.216.532
TRANSFERENCIAS Y DONACIONES CORRIENTES	38.883.468
Al sector privado	38.281.044
Transferencias corrientes al sector privado	26.042.708
Transferencias corrientes a Consejos Comunales	26.042.708
Donaciones corrientes al sector privado	12.238.336
Donaciones a personas	188.655
Donaciones corrientes a Consejos Comunales	12.049.681
Al sector público	602.424
Transferencias corrientes al sector público	602.424
Al Poder Municipal	602.424
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(8.100.000)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(8.100.000)**
RECURSOS PROPIOS DE CAPITAL	(8.100.000)
Desahorro en cuenta corriente	(8.100.000)
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(8.100.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**8.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.500.000
Disminución de otros activos financieros	8.500.000
Disminución de cuentas por cobrar a corto plazo	8.500.000
Disminución de otras cuentas por cobrar a corto plazo	8.500.000
3.2 APLICACIONES FINANCIERAS	**8.500.000**
DISMINUCIÓN DE PASIVOS	400.000
Disminución de cuentas y efectos por pagar	400.000
Disminución de cuentas y efectos por pagar a corto plazo	400.000
Disminución cuentas por pagar a proveedores a corto plazo	400.000
DÉFICIT FINANCIERO	8.100.000

A0950

Instituto Nacional de Servicios Sociales (INASS)

INSTITUTO NACIONAL DE SERVICIOS SOCIALES (INASS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio fiscal 2014 el Instituto Nacional de Servicios Sociales (INASS), dirigirá sus acciones a la atención de adultos y adultas mayores y otras categorías de personas con el objetivo de brindar protección integral a los que se encuentren en estado de necesidad, garantizándoles atención e insumos médicos, atención nutricional y otras actividades tales como recreación, cultura, deporte y laborterapia, atención odontológica, suministro de medicamentos, ayudas técnicas, atención residencial, terapia ocupacional, atención jurídica, servicio de atención funerario, operativos sociales, atención domiciliaria y ambulatoria, atención cultural y servicio telefónico gratuito.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**821.110.032**
INGRESOS CORRIENTES ORDINARIOS	821.110.032
TRANSFERENCIAS CORRIENTES	821.110.032
Transferencias corrientes del sector público	821.110.032
Transferencias corrientes internas recibidas del sector público	821.110.032
De la República	815.775.863
Del Poder Estadal	5.334.169
INGRESOS DE CAPITAL	**582.813**
RECURSOS PROPIOS DE CAPITAL	582.813
Incremento de la depreciación y amortización acumuladas	582.813
TOTAL RECURSOS	**821.692.845**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**801.541.522**
GASTOS DE CONSUMO	711.168.607
Remuneraciones	553.931.397
Sueldos, salarios y otras retribuciones	102.751.004
Beneficios y complementos de sueldos y salarios	255.086.813
Prestaciones sociales y otras indemnizaciones	38.819.110
Asistencia socioeconómica	157.274.470
Compra de bienes y servicios	156.654.397
Bienes de consumo	124.357.872
Servicios no personales	32.296.525
Depreciación y amortización	582.813
TRANSFERENCIAS Y DONACIONES CORRIENTES	90.372.915
Al sector privado	90.337.290
Transferencias corrientes al sector privado	83.780.548
Directas a personas	64.880.548
Pensiones y otros beneficios asociados	25.334.242
Jubilaciones y otros beneficios asociados	39.546.306
Otras transferencias corrientes internas al sector privado	18.900.000
Donaciones corrientes al sector privado	6.556.742
Donaciones a personas	6.556.742
Al sector externo	35.625
Donaciones corrientes al exterior	35.625
A organismos a instituciones sin fines de lucro	35.625
GASTOS DE CAPITAL	**20.151.323**
INVERSIÓN REAL DIRECTA	20.151.323
Formación bruta de capital fijo	20.151.323
Maquinaria, equipos y otros bienes muebles	17.918.376
Construcciones de bienes de dominio privado	2.232.947
TOTAL GASTOS	**821.692.845**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122532	Fortalecimiento de la Atención Integral y Participación de los Adultos Mayores y Otras Categorías de Personas como Compromiso Social y Humanista con la Nación	persona			705.496		660.775.863		5.334.169	666.110.032
TOTAL							**660.775.863**		**5.334.169**	**666.110.032**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		59.762.284			59.762.284
02	Gestión administrativa	582.813	28.321.543			28.904.356
03	Previsión y protección social		64.916.173			64.916.173
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		2.000.000			2.000.000
TOTAL		**582.813**	**155.000.000**			**155.582.813**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.277**	**975**		**3.252**	**59.081.319**	**24.945.373**	**84.026.692**
Alto Nivel y de Dirección	1			1	148.919		148.919
Directivo	10	4		14	510.816		510.816
Profesional y Técnico	341	146		487	10.531.012	4.924.348	15.455.360
Personal Administrativo	328	140		468	8.861.017	5.316.610	14.177.627
Personal Médico	36	16		52	2.268.517		2.268.517
Obrero	1.561	669		2.230	36.761.038	14.704.415	51.465.453
Personal Fijo a Tiempo Parcial	**72**	**33**		**105**	**2.435.870**	**1.461.522**	**3.897.392**
Profesional y Técnico	1	1		2	37.089	22.253	59.342
Personal Médico	71	32		103	2.398.781	1.439.269	3.838.050
Personal Contratado	**952**	**409**		**1.361**	**26.591.600**		**26.591.600**
Profesional y Técnico	668	287		955	20.055.000		20.055.000
Obrero	284	122		406	6.536.600		6.536.600
TOTAL	**3.301**	**1.417**		**4.718**	**88.108.789**	**26.406.895**	**114.515.684**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**392**	**269**	**661**	**25.334.242**
Obreros	313	184	497	14.702.389
Empleados	79	85	164	10.631.853
Jubilados	**590**	**353**	**943**	**39.546.306**
Obreros	387	216	603	21.159.353
Empleados	203	137	340	18.386.953
TOTAL	**982**	**622**	**1.604**	**64.880.548**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	553.931.397
4.02	Materiales, suministros y mercancías	124.357.872
4.03	Servicios no personales	32.296.525
4.04	Activos reales	20.151.323
4.07	Transferencias y donaciones	90.372.915
4.08	Otros gastos	582.813
	TOTAL	**821.692.845**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**821.110.032**
INGRESOS CORRIENTES ORDINARIOS	821.110.032
TRANSFERENCIAS CORRIENTES	821.110.032
Transferencias corrientes del sector público	821.110.032
Transferencias corrientes internas recibidas del sector público	821.110.032
De la República	815.775.863
Recursos Ordinarios	815.775.863
Del Poder Estadal	5.334.169
1.2 GASTOS CORRIENTES	**801.541.522**
GASTOS DE CONSUMO	711.168.607
Remuneraciones	553.931.397
Sueldos, salarios y otras retribuciones	102.751.004
Beneficios y complementos de sueldos y salarios	255.086.813
Prestaciones sociales y otras indemnizaciones	38.819.110
Asistencia socioeconómica	157.274.470
Compra de bienes y servicios	156.654.397
Bienes de consumo	124.357.872
Servicios no personales	32.296.525
Depreciación y amortización	582.813
TRANSFERENCIAS Y DONACIONES CORRIENTES	90.372.915
Al sector privado	90.337.290
Transferencias corrientes al sector privado	83.780.548
Directas a personas	64.880.548
Pensiones y otros beneficios asociados	25.334.242
Jubilaciones y otros beneficios asociados	39.546.306
Otras transferencias corrientes internas al sector privado	18.900.000
Donaciones corrientes al sector privado	6.556.742
Donaciones a personas	6.556.742
Al sector externo	35.625
Donaciones corrientes al exterior	35.625
A organismos a instituciones sin fines de lucro	35.625
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**19.568.510**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**20.151.323**
RECURSOS PROPIOS DE CAPITAL	20.151.323
Ahorro en cuenta corriente	19.568.510
Incremento de la depreciación y amortización acumuladas	582.813
2.2 GASTOS DE CAPITAL	**20.151.323**
INVERSIÓN REAL DIRECTA	20.151.323
Formación bruta de capital fijo	20.151.323
Maquinaria, equipos y otros bienes muebles	17.918.376
Construcciones de bienes de dominio privado	2.232.947
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0953

Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)

SERVICIO AUTÓNOMO FONDO NACIONAL DE LOS CONSEJOS COMUNALES (SAFONACC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Ejecutivo Nacional consciente de la importancia que tiene el pueblo en la conformación del nuevo Estado Socialista, ha venido implementando estrategias que impulsen el fortalecimiento del Poder Popular propiciando la participación de los ciudadanos y ciudadanas en la solución de los problemas que presentan las comunidades. Para el 2014 el Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC), como institución que nació al calor de la Revolución Bolivariana tiene entre sus múltiples tareas la responsabilidad de brindar financiamiento y hacer seguimiento a la ejecución de los proyectos comunitarios, sociales y productivos de los Consejos Comunales y Otras Organizaciones del Poder Popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.400.000.000**
INGRESOS CORRIENTES ORDINARIOS	1.400.000.000
TRANSFERENCIAS CORRIENTES	100.000.000
Transferencias corrientes del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
OTROS INGRESOS	1.300.000.000
Otros ingresos ordinaríos	1.300.000.000
INGRESOS DE CAPITAL	**3.122.487**
RECURSOS PROPIOS DE CAPITAL	3.122.487
Incremento de la depreciación y amortización acumuladas	3.122.487
TOTAL RECURSOS	**1.403.122.487**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.397.655.111**
GASTOS DE CONSUMO	96.099.111
Remuneraciones	64.900.755
Sueldos, salarios y otras retribuciones	27.516.084
Beneficios y complementos de sueldos y salarios	12.660.601
Aportes patronales	4.728.193
Prestaciones sociales y otras indemnizaciones	3.711.306
Asistencia socioeconómica	16.284.571
Compra de bienes y servicios	24.290.467
Bienes de consumo	9.044.577
Servicios no personales	15.245.890
Impuestos indirectos	3.785.402
Depreciación y amortización	3.122.487
GASTOS DE LA PROPIEDAD	56.000
Derechos sobre bienes intangibles	56.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.301.500.000
Al sector privado	1.301.500.000
Transferencias corrientes al sector privado	1.300.000.000
Transferencias corrientes a Consejos Comunales	1.300.000.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.500.000
GASTOS DE CAPITAL	**5.367.376**
INVERSIÓN REAL DIRECTA	5.367.376
Formación bruta de capital fijo	5.367.376
Edificios e instalaciones	1.000.000
Maquinaria, equipos y otros bienes muebles	3.414.967
Bienes preexistentes	100.000
Construcciones de bienes de dominio privado	852.409
APLICACIONES FINANCIERAS	**100.000**
DISMINUCIÓN DE PASIVOS	100.000
Disminución de cuentas y efectos por pagar	100.000
Disminución de cuentas y efectos por pagar a corto plazo	100.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
TOTAL GASTOS	**1.403.122.487**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122136	Financiamiento a través de transferencia de recursos a los proyectos comunitarios, sociales, productivos correspondientes a consejos comunales y otras organizaciones del poder popular	transferencia			6.000				1.300.000.000	1.300.000.000
TOTAL									**1.300.000.000**	**1.300.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		65.400.000			65.400.000
02	Gestión administrativa	3.122.487	33.600.000			36.722.487
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		1.000.000			1.000.000
TOTAL		**3.122.487**	**100.000.000**			**103.122.487**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**20**	**25**	**7**	**52**	**2.411.693**		**2.411.693**
Directivo	20	25	7	52	2.411.693		2.411.693
Personal Contratado	**169**	**162**		**331**	**21.551.764**		**21.551.764**
Profesional y Técnico	73	52		125	9.496.564		9.496.564
Personal Administrativo	91	105		196	11.695.200		11.695.200
Obrero	5	5		10	360.000		360.000
TOTAL	**189**	**187**	**7**	**383**	**23.963.457**		**23.963.457**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	64.900.755
4.02	Materiales, suministros y mercancías	9.044.577
4.03	Servicios no personales	19.087.292
4.04	Activos reales	5.367.376
4.07	Transferencias y donaciones	1.301.500.000
4.08	Otros gastos	3.122.487
4.11	Disminución de pasivos	100.000
	TOTAL	**1.403.122.487**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.400.000.000**
INGRESOS CORRIENTES ORDINARIOS	1.400.000.000
TRANSFERENCIAS CORRIENTES	100.000.000
Transferencias corrientes del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
Recursos Ordinarios	100.000.000
OTROS INGRESOS	1.300.000.000
Otros ingresos ordinarios	1.300.000.000
1.2 GASTOS CORRIENTES	**1.397.655.111**
GASTOS DE CONSUMO	96.099.111
Remuneraciones	64.900.755
Sueldos, salarios y otras retribuciones	27.516.084
Beneficios y complementos de sueldos y salarios	12.660.601
Aportes patronales	4.728.193
Prestaciones sociales y otras indemnizaciones	3.711.306
Asistencia socioeconómica	16.284.571
Compra de bienes y servicios	24.290.467
Bienes de consumo	9.044.577
Servicios no personales	15.245.890
Impuestos indirectos	3.785.402
Depreciación y amortización	3.122.487
GASTOS DE LA PROPIEDAD	56.000
Derechos sobre bienes intangibles	56.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.301.500.000
Al sector privado	1.301.500.000
Transferencias corrientes al sector privado	1.300.000.000
Transferencias corrientes a Consejos Comunales	1.300.000.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.344.889**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**5.467.376**
RECURSOS PROPIOS DE CAPITAL	5.467.376
Ahorro en cuenta corrienta	2.344.889
Incremento de la depreciación y amortización acumuladas	3.122.487
2.2 GASTOS DE CAPITAL	**5.367.376**
INVERSIÓN REAL DIRECTA	5.367.376
Formación bruta de capital fijo	5.367.376
Edificios e instalaciones	1.000.000
Maquinaria, equipos y otros bienes muebles	3.414.967
Bienes preexistentes	100.000
Construcciones de bienes de dominio privado	852.409
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**100.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**100.000**
SUPERÁVIT FINANCIERO	100.000
3.2 APLICACIONES FINANCIERAS	**100.000**
DISMINUCIÓN DE PASIVOS	100.000
Disminución de cuentas y efectos por pagar	100.000
Disminución de cuentas y efectos por pagar a corto plazo	100.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000

58

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez

A0936 Instituto Nacional de la Mujer (INAMUJER)

A0456

Fundación Misión Madres del Barrio Josefa Joaquina Sánchez

FUNDACIÓN MISIÓN MADRES DEL BARRIO JOSEFA JOAQUINA SÁNCHEZ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Para el ejercicio fiscal 2014 la Fundación seguirá orientando su política hacia los sectores más vulnerables del país, enfocando sus actividades en propiciar la inclusión de las mujeres amas de casa en condiciones de pobreza extrema de manera organizada en comité de Madres del Barrio, para desarrollar una acción colectiva que permita su participación soberana y protagónica en los procesos de transformación socialista desarrollados por el Gobierno Bolivariano y propiciando su incorporación a un trabajo liberador por medio de actividades socio-productivas y remuneradas, dando impulso a la inclusión y la justicia social, materializada en la elevación sustancial de la calidad de vida de la población venezolana para que todos vivamos en condiciones similares, para alcanzar a mediano y largo plazo la Suprema Felicidad Social y la consecución de un estado de derecho políticos y sociales tal como la Constitución de la República Bolivariana de Venezuela y en los Lineamientos Generales del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**941.562.458**
INGRESOS CORRIENTES ORDINARIOS	941.562.458
TRANSFERENCIAS CORRIENTES	941.562.458
Transferencias corrientes del sector público	941.562.458
Transferencias corrientes internas recibidas del sector público	941.562.458
De la República	941.562.458
INGRESOS DE CAPITAL	**2.000.000**
RECURSOS PROPIOS DE CAPITAL	2.000.000
Incremento de la depreciación y amortización acumuladas	2.000.000
FUENTES DE FINANCIAMIENTO	**30.206.289**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	30.206.289
Disminución de otros activos financieros	30.206.289
Disminución de disponibilidades	30.206.289
Disminución de bancos	30.206.289
TOTAL RECURSOS	**973.768.747**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**967.994.046**
GASTOS DE CONSUMO	271.994.046
Remuneraciones	203.421.841
Sueldos, salarios y otras retribuciones	30.099.970
Beneficios y complementos de sueldos y salarios	77.745.092
Aportes patronales	8.275.480
Prestaciones sociales y otras indemnizaciones	13.317.141
Asistencia socioeconómica	73.984.158
Compra de bienes y servicios	57.932.013
Bienes de consumo	25.642.100
Servicios no personales	32.289.913
Impuestos indirectos	8.640.192
Depreciación y amortización	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	696.000.000
Al sector privado	696.000.000
Transferencias corrientes al sector privado	696.000.000
Directas a personas	696.000.000
Otras transferencias directas a personas	696.000.000
GASTOS DE CAPITAL	**5.774.701**
INVERSIÓN REAL DIRECTA	5.774.701
Formación bruta de capital fijo	5.774.701
Maquinaria, equipos y otros bienes muebles	5.774.701
TOTAL GASTOS	**973.768.747**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121693	Incorporación de las Madres del Barrio para el fortalecimiento del nuevo modelo socialista.	hogar			100.000	30.206.289	877.556.560			907.762.849
TOTAL						**30.206.289**	**877.556.560**			**907.762.849**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		37.477.754			37.477.754
02	Gestión administrativa	2.000.000	26.528.144			28.528.144
TOTAL		**2.000.000**	**64.005.898**			**66.005.898**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**433**	**258**	**7**	**698**	**23.650.851**	**13.457.016**	**37.107.867**
Alto Nivel y de Dirección	100	73		173	5.936.204	3.619.416	9.555.620
Personal Administrativo	318	178	7	503	17.065.994	9.547.200	26.613.194
Obrero	15	7		22	648.653	290.400	939.053
Personal Contratado	**126**	**74**		**200**	**6.059.119**		**6.059.119**
Personal Administrativo	126	74		200	6.059.119		6.059.119
TOTAL	**559**	**332**	**7**	**898**	**29.709.970**	**13.457.016**	**43.166.986**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	203.421.841
4.02	Materiales, suministros y mercancías	25.642.100
4.03	Servicios no personales	40.930.105
4.04	Activos reales	5.774.701
4.07	Transferencias y donaciones	696.000.000
4.08	Otros gastos	2.000.000
	TOTAL	**973.768.747**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**941.562.458**
INGRESOS CORRIENTES ORDINARIOS	941.562.458
TRANSFERENCIAS CORRIENTES	941.562.458
Transferencias corrientes del sector público	941.562.458
Transferencias corrientes internas recibidas del sector público	941.562.458
De la República	941.562.458
Recursos Ordinarios	941.562.458
1.2 GASTOS CORRIENTES	**967.994.046**
GASTOS DE CONSUMO	271.994.046
Remuneraciones	203.421.841
Sueldos, salarios y otras retribuciones	30.099.970
Beneficios y complementos de sueldos y salarios	77.745.092
Aportes patronales	8.275.480
Prestaciones sociales y otras indemnizaciones	13.317.141
Asistencia socioeconómica	73.984.158
Compra de bienes y servicios	57.932.013
Bienes de consumo	25.642.100
Servicios no personales	32.289.913
Impuestos indirectos	8.640.192
Depreciación y amortización	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	696.000.000
Al sector privado	696.000.000
Transferencias corrientes al sector privado	696.000.000
Directas a personas	696.000.000
Otras transferencias directas a personas	696.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(26.431.588)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(24.431.588)**
RECURSOS PROPIOS DE CAPITAL	(24.431.588)
Desahorro en cuenta corriente	(26.431.588)
Incremento de la depreciación y amortización acumuladas	2.000.000
2.2 GASTOS DE CAPITAL	**5.774.701**
INVERSIÓN REAL DIRECTA	5.774.701
Formación bruta de capital fijo	5.774.701
Maquinaria, equipos y otros bienes muebles	5.774.701
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(30.206.289)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**30.206.289**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	30.206.289
Disminución de otros activos financieros	30.206.289
Disminución de disponibilidades	30.206.289
Disminución de bancos	30.206.289
3.2 APLICACIONES FINANCIERAS	**30.206.289**
DÉFICIT FINANCIERO	30.206.289

A0936

Instituto Nacional de la Mujer (INAMUJER)

INSTITUTO NACIONAL DE LA MUJER (INAMUJER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de la Mujer (INAMUJER) ejerce funciones de definición, ejecución y supervisión de políticas públicas de las mujeres; garantizando la igualdad de oportunidades y promoviendo la participación protagónica de la mujer en los ámbitos políticos, económicos y sociales en la República Bolivariana de Venezuela, en consecuencia, para el ejercicio fiscal 2014, se plantea brindar cobertura y servicios a nivel Nacional, Estadal y Municipal de forma integral a las mujeres víctimas de violencia y prevenir la violencia de género.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**344.156.065**
INGRESOS CORRIENTES ORDINARIOS	344.156.065
TRANSFERENCIAS CORRIENTES	344.156.065
Transferencias corrientes del sector público	344.156.065
Transferencias corrientes internas recibidas del sector público	344.156.065
De la República	344.156.065
INGRESOS DE CAPITAL	**876.657**
RECURSOS PROPIOS DE CAPITAL	876.657
Incremento de la depreciación y amortización acumuladas	876.657
TOTAL RECURSOS	**345.032.722**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**320.064.378**
GASTOS DE CONSUMO	311.425.130
Remuneraciones	213.996.241
Sueldos, salarios y otras retribuciones	37.688.950
Beneficios y complementos de sueldos y salarios	73.931.223
Aportes patronales	3.755.332
Prestaciones sociales y otras indemnizaciones	19.009.840
Asistencia socioeconómica	51.559.204
Otros gastos de personal	28.051.692
Compra de bienes y servicios	84.132.970
Bienes de consumo	35.382.925
Servicios no personales	48.750.045
Impuestos indirectos	12.419.262
Depreciación y amortización	876.657
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.639.248
Al sector privado	8.639.248
Transferencias corrientes al sector privado	8.639.248
Directas a personas	8.639.248
Pensiones y otros beneficios asociados	1.815.593
Jubilaciones y otros beneficios asociados	2.405.105
Otras transferencias directas a personas	4.418.550
GASTOS DE CAPITAL	**24.968.344**
INVERSIÓN REAL DIRECTA	24.968.344
Formación bruta de capital fijo	24.968.344
Maquinaria, equipos y otros bienes muebles	24.968.344
TOTAL GASTOS	**345.032.722**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122147	Promoción de la equidad de género, la participación protagónica y la disminución de las múltiples formas de discriminación contra las mujeres, a través del impulso de su organización.	comité			6.000		49.832.962			49.832.962
122148	Defensoría Nacional de los Derechos de la Mujer	asesoria			78.567		37.103.321			37.103.321
122236	Investigación , capacitación y formación con perspectiva de género a servidoras y servidores públicos y comités organizados.	funcionario			1.200		19.718.646			19.718.646
122237	Prevención integral y atención de las mujeres en situación de violencia por razones de género	atención			15.000		135.940.337			135.940.337
TOTAL							**242.595.266**			**242.595.266**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		62.080.393			62.080.393
02	Gestión administrativa	876.657	31.708.022			32.584.679
03	Previsión y protección social		4.412.363			4.412.363
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		3.360.021			3.360.021
TOTAL		**876.657**	**101.560.799**			**102.437.456**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**43**	**17**	**290**	**350**	**12.610.313**	**105.060**	**12.715.373**
Alto Nivel y de Dirección			1	1	36.039		36.039
Directivo	7	2	5	14	504.543		504.543
Profesional y Técnico	22	9	284	315	11.352.220		11.352.220
Personal Administrativo	10	1		11	396.427	79.392	475.819
Obrero	4	5		9	321.084	25.668	346.752
Personal Contratado	**410**	**88**		**498**	**18.452.816**		**18.452.816**
Profesional y Técnico	196	24		220	8.276.360		8.276.360
Personal Administrativo	103	30		133	5.003.436		5.003.436
Obrero	111	34		145	5.173.020		5.173.020
TOTAL	**453**	**105**	**290**	**848**	**31.063.129**	**105.060**	**31.168.189**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**14**		**14**	**1.815.593**
Obreros	8		8	1.037.481
Empleados	6		6	778.112
Jubilados	**16**	**3**	**19**	**2.405.106**
Obreros	11	1	12	886.092
Empleados	5	2	7	1.519.014
TOTAL	**30**	**3**	**33**	**4.220.699**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	213.996.241
4.02	Materiales, suministros y mercancías	35.382.925
4.03	Servicios no personales	61.169.307
4.04	Activos reales	24.968.344
4.07	Transferencias y donaciones	8.639.248
4.08	Otros gastos	876.657
	TOTAL	**345.032.722**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**344.156.065**
INGRESOS CORRIENTES ORDINARIOS	344.156.065
TRANSFERENCIAS CORRIENTES	344.156.065
Transferencias corrientes del sector público	344.156.065
Transferencias corrientes internas recibidas del sector público	344.156.065
De la República	344.156.065
Recursos Ordinarios	344.156.065
1.2 GASTOS CORRIENTES	**320.064.378**
GASTOS DE CONSUMO	311.425.130
Remuneraciones	213.996.241
Sueldos, salarios y otras retribuciones	37.688.950
Beneficios y complementos de sueldos y salarios	73.931.223
Aportes patronales	3.755.332
Prestaciones sociales y otras indemnizaciones	19.009.840
Asistencia socioeconómica	51.559.204
Otros gastos de personal	28.051.692
Compra de bienes y servicios	84.132.970
Bienes de consumo	35.382.925
Servicios no personales	48.750.045
Impuestos indirectos	12.419.262
Depreciación y amortización	876.657
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.639.248
Al sector privado	8.639.248
Transferencias corrientes al sector privado	8.639.248
Directas a personas	8.639.248
Pensiones y otros beneficios asociados	1.815.593
Jubilaciones y otros beneficios asociados	2.405.105
Otras transferencias directas a personas	4.418.550
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**24.091.687**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**24.968.344**
RECURSOS PROPIOS DE CAPITAL	24.968.344
Ahorro en cuenta corriente	24.091.687
Incremento de la depreciación y amortización acumuladas	876.657
2.2 GASTOS DE CAPITAL	**24.968.344**
INVERSIÓN REAL DIRECTA	24.968.344
Formación bruta de capital fijo	24.968.344
Maquinaria, equipos y otros bienes muebles	24.968.344
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

59

Ministerio del Poder Popular para la Energía Eléctrica

Ministerio del Poder Popular para la Energía Eléctrica

A0292 Fundación "Instituto para el Desarrollo Energético Luis Zambrano"

A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

A0292

Fundación "Instituto para el Desarrollo Energético Luis Zambrano"

FUNDACIÓN "INSTITUTO PARA EL DESARROLLO ENERGÉTICO LUIS ZAMBRANO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Instituto para el Desarrollo Energético Luis Zambrano (FIDELZ), organismo creado por el Ministerio del Poder Popular para la Energía Eléctrica para fortalecer las políticas, programas y proyectos de investigación aplicada para el desarrollo e innovación en materia energética, así como dedicarse de manera exclusiva a las investigaciones, desarrollo, formación especializada y capacitación de las trabajadoras y los trabajadores del sector eléctrico, para proponer soluciones concretas al servicio eléctrico y procurar la mejora de la gestión del Sistema Eléctrico Nacional (SEN).

La misión de la Fundación es potenciar la formación de las trabajadoras y trabajadores del Sector Eléctrico Nacional así como las organizaciones del poder popular, para impulsar y fortalecer la investigación aplicada, el desarrollo y la innovación, a fin de contribuir un servicio eléctrico óptimo para el vivir bien del pueblo, apuntalarla soberanía tecnológica y velar por el cumplimiento de los procesos de transferencia tecnológica.

En este sentido, reforzará los sistemas de formación, desarrollo, investigación e innovación, en el Sistema Eléctrico Nacional (SEN), para elevar el nivel político, ideológico y técnico de las trabajadoras y trabajadores, así como a las organizaciones del poder popular considerando los procesos de generación, transmisión, distribución, comercialización y despacho de carga, así como el desarrollo de sus líderes.

Atendiendo a la detección de necesidades de formación de las trabajadoras y trabajadores del Ministerio del Poder Popular para la Energía Eléctrica y de la Corporación Eléctrica Nacional (Corpoelec), las principales líneas a ser atendidas son:

- Formación operacional: Capacitar a las trabajadoras y los trabajadores en materia correspondiente a los procesos medulares de generación, transmisión, distribución, comercialización y despacho de carga.
- Formación en materia gerencial: Capacitar a las trabajadoras y los trabajadores para mejorar su capacidad de gestión, a través de competencias en materia de supervisión, toma de decisiones, manejo del tiempo, cambio organizacional y cultura corporativa.
- Formación del Poder Popular: Capacitar a facilitadoras y facilitadores para desarrollar la figura del poder comunal de la calidad del servicio eléctrico y el diseño de instrumentos de capacitación para el poder popular, consejos comunales, escuelas, comunidades organizadas, entre otros.

POLÍTICA DE FINANCIAMIENTO

El presupuesto para el ejercicio fiscal 2014 alcanza un monto de Bs. 29.760.779, correspondiendo Bs. 29.554.854 a una transferencia del Ministerio del Poder Popular para la Energía Eléctrica y Bs. 205.925 a la depreciación y amortización de los bienes de capital.

Los recursos presupuestados serán aplicados a la ejecución del proyecto Formación, investigación, documentación y desarrollo para los trabajadores y trabajadoras del Sistema Eléctrico Nacional, con un monto de Bs. 19.801.752, lo que equivale al 67% del presupuesto total y Bs. 9.959.027 se aplicarán a la ejecución de las acciones centralizadas, siendo esta cifra equivalente al 33% del presupuesto total.

POLÍTICA DE GASTOS

La Fundación en el interés de cumplir la misión que le fue encomendada en su decreto de creación, estima en gastos de personal la cantidad de Bs. 26.538.500, para materiales, suministros y mercancías Bs. 362.514, servicios no personales Bs. 1.633.033, para la adquisición de activos reales prevé la cantidad de Bs. 1.020.807 y para otros gastos Bs. 205.925.

Para el año 2014, el Ente contará con una plantilla de personal de 39 trabajadores, con un costo de Bs. 26.538.500, necesarios para la ejecución de los proyectos y normal desenvolvimiento de las actividades.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**29.554.854**
INGRESOS CORRIENTES ORDINARIOS	29.554.854
TRANSFERENCIAS CORRIENTES	29.554.854
Transferencias corrientes del sector público	29.554.854
Transferencias corrientes internas recibidas del sector público	29.554.854
De la República	29.554.854
Ministerio del Poder Popular para la Energía Eléctrica	29.554.854
Recursos Ordinarios	29.554.854
INGRESOS DE CAPITAL	**205.925**
RECURSOS PROPIOS DE CAPITAL	205.925
Incremento de la depreciación y amortización acumuladas	205.925
TOTAL RECURSOS	**29.760.779**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**28.739.972**
GASTOS DE CONSUMO	28.739.972
Remuneraciones	26.538.500
Sueldos, salarios y otras retribuciones	7.790.022
Beneficios y complementos de sueldos y salarios	6.962.198
Aportes patronales	913.814
Prestaciones sociales y otras indemnizaciones	1.889.798
Asistencia socioeconómica	8.182.668
Otros gastos de personal	800.000
Compra de bienes y servicios	1.333.758
Bienes de consumo	362.514
Servicios no personales	971.244
Impuestos indirectos	661.789
Depreciación y amortización	205.925
GASTOS DE CAPITAL	**1.020.807**
INVERSIÓN REAL DIRECTA	1.020.807
Formación bruta de capital fijo	745.807
Maquinaria, equipos y otros bienes muebles	745.807
Bienes intangibles	275.000
TOTAL GASTOS	**29.760.779**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120550	formación, investigación, documentación y desarrollo para los trabajadores y trabajadoras del Sistema Eléctrico Nacional	Programa			3		19.801.752			19.801.752
TOTAL							**19.801.752**			**19.801.752**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		8.237.979			8.237.979
02	Gestión administrativa	205.925	1.515.123			1.721.048
03	Previsión y protección social					
TOTAL		**205.925**	**9.753.102**			**9.959.027**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**13**		**19**	**862.855**	**314.095**	**1.176.950**
Alto Nivel y de Dirección	1	7		8	321.084	124.013	445.097
Profesional y Técnico	4	4		8	425.677	149.350	575.027
Personal Administrativo	1	2		3	116.094	40.732	156.826
Personal Contratado	**10**	**10**		**20**	**1.270.501**		**1.270.501**
Profesional y Técnico	10	10		20	1.270.501		1.270.501
TOTAL	**16**	**23**		**39**	**2.133.356**	**314.095**	**2.447.451**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	26.538.500
4.02	Materiales, suministros y mercancías	362.514
4.03	Servicios no personales	1.633.033
4.04	Activos reales	1.020.807
4.08	Otros gastos	205.925
	TOTAL	**29.760.779**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**29.554.854**
INGRESOS CORRIENTES ORDINARIOS	29.554.854
TRANSFERENCIAS CORRIENTES	29.554.854
Transferencias corrientes del sector público	29.554.854
Transferencias corrientes internas recibidas del sector público	29.554.854
De la República	29.554.854
Ministerio del Poder Popular para la Energía Eléctrica	29.554.854
Recursos Ordinarios	29.554.854
1.2 GASTOS CORRIENTES	**28.739.972**
GASTOS DE CONSUMO	28.739.972
Remuneraciones	26.538.500
Sueldos, salarios y otras retribuciones	7.790.022
Beneficios y complementos de sueldos y salarios	6.962.198
Aportes patronales	913.814
Prestaciones sociales y otras indemnizaciones	1.889.798
Asistencia socioeconómica	8.182.668
Otros gastos de personal	800.000
Compra de bienes y servicios	1.333.758
Bienes de consumo	362.514
Servicios no personales	971.244
Impuestos indirectos	661.789
Depreciación y amortización	205.925
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**814.882**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.020.807**
RECURSOS PROPIOS DE CAPITAL	1.020.807
Ahorro/ Desahorro en cuenta corriente	814.882
Incremento de la depreciación y amortización acumuladas	205.925
2.2 GASTOS DE CAPITAL	**1.020.807**
INVERSIÓN REAL DIRECTA	1.020.807
Formación bruta de capital fijo	745.807
Maquinaria, equipos y otros bienes muebles	745.807
Bienes intangibles	275.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0364

Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

FUNDACIÓN PARA EL DESARROLLO DEL SERVICIO ELÉCTRICO (FUNDELEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para el Desarrollo del Servicio Eléctrico (Fundelec), fue creada según el Decreto Nº 2.384, de fecha 18-06-1992, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 35.010, de fecha 21-07-1992 y modificados sus estatutos en fecha 19-12-2007 y publicado en Gaceta Oficial Nº 38.835.

En fecha 28-10-2009 pasa a ser tutelado por el Ministerio del Poder Popular para la Energía Eléctrica, cuya adscripción se publicó en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.294.

La Fundación tiene por objeto la investigación, planificación, organización, administración, realización y ejecución de programas, proyectos, convenios y estudios de carácter técnico, que permitan asegurar al Ministerio del Poder Popular para la Energía Eléctrica la formulación y ejecución de políticas públicas que garanticen a la Corporación Eléctrica la prestación de un servicio eléctrico acorde con las necesidades, así como al proceso de integración energética regional.

Con el paso del tiempo la Fundación ha ido adecuando sus competencias en respuesta a los requerimientos y exigencias del ente tutelar, y de las orientaciones que en materia de política energética ha experimentado el sector y servicio eléctrico venezolano.

En la actualidad los ámbitos de acción de Fundelec responden a cinco áreas estratégicas que van en consonancia con la nueva política energética del Estado Venezolano: eficiencia energética, energías renovables, sistemas de información, fortalecimiento institucional y sector social.

La Fundación conllevará al mejoramiento de la eficiencia energética con el desarrollo de los proyectos Acompañamiento Técnico y Metodológico en Eficiencia Energética y Ampliación y Mejoras de la Planta Metrocontadores del Alba, S.A.

Dentro del rubro de energías renovables, Fundelec en los actuales momentos se encuentra ejecutando el proyecto Instalación de Sistemas Híbridos (Eólicos-Fotovoltaicos-Diesel) en Comunidades Aisladas, Indígenas y Fronterizas en el Marco del Convenio Integral de Cooperación Cuba-Venezuela, correspondiente a la VII Comisión y Estudio de Factibilidad para la Construcción de Pequeñas Centrales Hidroeléctricas.

Se contribuirá en el área de Sistema de Información con los proyectos Estudio de Caracterización de las Cargas a Nivel Nacional, Desarrollo de Herramienta para el Diseño Óptimo de la Expansión del Sistema Eléctrico Nacional (SEN), considerando los sistemas de generación y transmisión en forma conjunta, implantación y puesta en marcha de la aplicación especializada para la fiscalización del servicio eléctrico y Desarrollo del Primer Prototipo Nacional de un Equipo Móvil no Tripulado (Robot), para el Monitoreo, Exploración y Reconocimiento de Líneas de Transmisión en Operación.

Para el desarrollo y el fortalecimiento institucional dentro del proceso de reforma del sector eléctrico y a fin de mejorar la capacidad de gestión se ejecutará el proyecto Mantenimiento de Sistemas de Energías Renovables Instalados en Comunidades Aisladas, Indígenas y Fronterizas de Venezuela.

Con el proyecto Mesas de Energía, se contribuye en el sector social en cuanto a la participación y organización comunitaria, a fin de contribuir en el mejoramiento de los servicios reduciendo el déficit del servicio eléctrico, incidiendo así al mejoramiento de la calidad de vida de la población.

Las directrices de estos nuevos lineamientos se basan fundamentalmente en fortalecer la política de eficiencia y ahorro energético; generar mecanismos e incentivos fiscales para la inversión tecnológica en los actuales sistemas de generación, transmisión y distribución; el desarrollo de planes especiales de ahorro energético para las instituciones del Estado, empresas y grandes consumidores de energía eléctrica.

POLÍTICA DE FINANCIAMIENTO

El presupuesto para el año 2014 se estima en Bs. 766.099.866, de los cuales Bs. 755.000.000, provienen de transferencias del Ministerio del Poder Popular para la Energía Eléctrica; de este monto Bs. 630.231.580 corresponde a transferencias corrientes y Bs. 124.768.420 de transferencias de capital, Bs. 2.060.366 derivados de la depreciación y amortización acumuladas y disminución de bancos Bs. 9.039.500.

Se estima para gastos corrientes Bs. 602.509.388, inversión real directa Bs. 154.782.478 y aplicaciones financieras Bs. 8.808.000 para disminución de pasivos.

Del total del presupuesto se aplicarán Bs. 605.838.161 a la ejecución de proyectos, es decir 79% y a las acciones centralizadas Bs. 160.261.705, equivalentes al 21%.

Para el ejercicio Fiscal 2014, la Fundación contará con una plantilla de personal de 531 trabajadores, a un costo de Bs. 281.247.680.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**630.231.580**
INGRESOS CORRIENTES ORDINARIOS	630.231.580
TRANSFERENCIAS CORRIENTES	630.231.580
Transferencias corrientes del sector público	630.231.580
Transferencias corrientes internas recibidas del sector público	630.231.580
De la República	630.231.580
Ministerio del Poder Popular para la Energía Eléctrica	630.231.580
Recursos Ordinarios	630.231.580
INGRESOS DE CAPITAL	**126.828.786**
RECURSOS PROPIOS DE CAPITAL	2.060.366
Incremento de la depreciación y amortización acumuladas	2.060.366
TRANSFERENCIAS Y DONACIONES DE CAPITAL	124.768.420
Transferencias y donaciones de capital del sector público	124.768.420
Transferencias de capital recibidas del sector público	124.768.420
De la República	124.768.420
Ministerio del Poder Popular para la Energía Eléctrica	124.768.420
Recursos Ordinarios	124.768.420
FUENTES DE FINANCIAMIENTO	**9.039.500**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.039.500
Disminución de otros activos financieros	9.039.500
Disminución de disponibilidades	9.039.500
Disminución de bancos	9.039.500
TOTAL RECURSOS	**766.099.866**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**602.509.388**
GASTOS DE CONSUMO	312.907.802
Remuneraciones	249.643.843
Sueldos, salarios y otras retribuciones	72.221.889
Beneficios y complementos de sueldos y salarios	102.429.456
Aportes patronales	4.623.327
Prestaciones sociales y otras indemnizaciones	19.410.829
Asistencia socioeconómica	50.958.342
Compra de bienes y servicios	61.203.593
Bienes de consumo	13.527.723
Servicios no personales	47.675.870
Depreciación y amortización	2.060.366
TRANSFERENCIAS Y DONACIONES CORRIENTES	289.370.086
Al sector privado	289.370.086
Transferencias corrientes al sector privado	288.506.086
Directas a personas	8.110.486
Jubilaciones y otros beneficios asociados	8.110.486
Transferencias corrientes a Consejos Comunales	280.395.600
Donaciones corrientes al sector privado	864.000
Donaciones a personas	64.000
Donaciones a instituciones sin fines de lucro	800.000
OTROS GASTOS CORRIENTES	231.500
Intereses por mora	231.500
GASTOS DE CAPITAL	**154.782.478**
INVERSIÓN REAL DIRECTA	154.782.478
Formación bruta de capital fijo	154.782.478
Edificios e instalaciones	3.780.000
Maquinaria, equipos y otros bienes muebles	20.751.693

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Construcciones de bienes de dominio privado	14.144.404
Producción propia (gastos capitalizables)	116.106.381
Remuneraciones	31.603.837
Sueldos, salarios y otras retribuciones	9.097.506
Beneficios y complementos de sueldos y salarios	6.349.860
Aportes patronales	1.088.383
Prestaciones sociales y otras indemnizaciones	1.572.913
Asistencia socioeconómica	13.495.175
Compra de bienes y servicios	84.502.544
Bienes de consumo	55.640.521
Servicios no personales	28.862.023
APLICACIONES FINANCIERAS	**8.808.000**
DISMINUCIÓN DE PASIVOS	8.808.000
Disminución de cuentas y efectos por pagar	8.808.000
Disminución de cuentas y efectos por pagar a corto plazo	8.808.000
Disminución de aportes patronales y retenciones laborales por pagar	800.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	800.000
Disminución cuentas por pagar a proveedores a corto Plazo	8.008.000
TOTAL GASTOS	**766.099.866**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
69920	Instalación de sistemas híbridos (eólicos-fotovoltaicos-diesel) en comunidades aisladas, indígenas y fronterizas	01-10-2007	31-12-2014	73.681.320	19.905.941			93.587.261
116951	Desarrollo del primer prototipo nacional de un equipo móvil no tripulado (Robot) para el monitoreo, exploración y reconocimiento de líneas de transmisión en operación	01-01-2012	30-12-2014	6.791.041	5.997.670			12.788.711
117214	Estudio de factibilidad para la construcción de pequeñas centrales hidroeléctricas	01-01-2013	31-12-2015	7.758.802	7.049.558	3.937.762		18.746.122
119646	Ampliación y mejoras de la planta Metrocontadores del Alba S.A.	01-01-2012	31-12-2014	374.403.277	124.768.420			499.171.697
	TOTAL			**462.634.440**	**157.721.589**	**3.937.762**		**624.293.791**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
69920	Instalación de sistemas híbridos (eólicos-fotovoltaicos-diesel) en comunidades aisladas, indígenas y fronterizas	sistema			940		19.905.941			19.905.941
116951	Desarrollo del primer prototipo nacional de un equipo móvil no tripulado (Robot) para el monitoreo, exploración y reconocimiento de líneas de transmisión en operación	prototipo			1		5.997.670			5.997.670
117214	Estudio de factibilidad para la construcción de pequeñas centrales hidroeléctricas	estudio			7		7.049.558			7.049.558
119646	Ampliación y mejoras de la planta Metrocontadores del Alba S.A.	unidad			961.754		124.768.420			124.768.420
120353	Mantenimiento de sistemas de energías renovables instalados en comunidades aisladas, indígenas y fronterizas de Venezuela	mantenimiento			500		17.705.104			17.705.104
120368	Implantación y puesta en marcha de la aplicación especializada para la fiscalización del servicio eléctrico	herramienta tecnológica			1		7.789.860			7.789.860
120398	Mesas de Energía	financiamiento			200		405.123.527			405.123.527
120401	Acompañamiento técnico y metodológico en eficiencia energética	curso			98		5.769.050			5.769.050
120427	Estudio de caracterización de las cargas a nivel nacional	módulo			1		6.493.784			6.493.784

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120462	Desarrollo de herramienta para el diseño óptimo de la expansión del Sistema Eléctrico Nacional (SEN), considerando los sistemas de generación y transmisión en forma conjunta	herramienta tecnológica			1		5.235.247			5.235.247
TOTAL							**605.838.161**			**605.838.161**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		115.399.823			115.399.823
02	Gestión administrativa	11.099.866	25.651.530			36.751.396
03	Previsión y protección social		8.110.486			8.110.486
TOTAL		**11.099.866**	**149.161.839**			**160.261.705**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**68**	**76**		**144**	**6.321.241**		**6.321.241**
Alto Nivel y de Dirección		1		1	83.890		83.890
Directivo	1	1		2	145.894		145.894
Profesional y Técnico	54	49		103	4.919.155		4.919.155
Personal Administrativo	13	25		38	1.172.302		1.172.302
Personal Contratado	**201**	**186**		**387**	**15.329.031**		**15.329.031**
Profesional y Técnico	124	119		243	9.625.205		9.625.205
Personal Administrativo	77	67		144	5.703.826		5.703.826
TOTAL	**269**	**262**		**531**	**21.650.272**		**21.650.272**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**6**	**8**	**14**	**8.110.486**
Empleados	6	8	14	8.110.486
TOTAL	**6**	**8**	**14**	**8.110.486**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	281.247.680
4.02	Materiales, suministros y mercancías	69.168.244
4.03	Servicios no personales	76.537.893
4.04	Activos reales	38.676.097
4.07	Transferencias y donaciones	289.370.086
4.08	Otros gastos	2.291.866
4.11	Disminución de pasivos	8.808.000
	TOTAL	**766.099.866**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**630.231.580**
INGRESOS CORRIENTES ORDINARIOS	630.231.580
TRANSFERENCIAS CORRIENTES	630.231.580
Transferencias corrientes del sector público	630.231.580
Transferencias corrientes internas recibidas del sector público	630.231.580
De la República	630.231.580
Ministerio del Poder Popular para la Energía Eléctrica	630.231.580
Recursos Ordinarios	630.231.580
1.2 GASTOS CORRIENTES	**602.509.388**
GASTOS DE CONSUMO	312.907.802
Remuneraciones	249.643.843
Sueldos, salarios y otras retribuciones	72.221.889
Beneficios y complementos de sueldos y salarios	102.429.456
Aportes patronales	4.623.327
Prestaciones sociales y otras indemnizaciones	19.410.829
Asistencia socioeconómica	50.958.342
Compra de bienes y servicios	61.203.593
Bienes de consumo	13.527.723
Servicios no personales	47.675.870
Depreciación y amortización	2.060.366
TRANSFERENCIAS Y DONACIONES CORRIENTES	289.370.086
Al sector privado	289.370.086
Transferencias corrientes al sector privado	288.506.086
Directas a personas	8.110.486
Jubilaciones y otros beneficios asociados	8.110.486
Transferencias corrientes a Consejos Comunales	280.395.600
Donaciones corrientes al sector privado	864.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Donaciones a personas	64.000
Donaciones a instituciones sin fines de lucro	800.000
OTROS GASTOS CORRIENTES	231.500
Intereses por mora	231.500
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**27.722.192**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**154.550.978**
RECURSOS PROPIOS DE CAPITAL	29.782.558
Ahorro/ (Desahorro) en cuenta corriente	27.722.192
Incremento de la depreciación y amortización acumuladas	2.060.366
TRANSFERENCIAS Y DONACIONES DE CAPITAL	124.768.420
Transferencias y donaciones de capital del sector público	124.768.420
Transferencias de capital recibidas del sector público	124.768.420
De la República	124.768.420
Ministerio del Poder Popular para la Energía Eléctrica	124.768.420
Recursos Ordinarios	124.768.420
2.2 GASTOS DE CAPITAL	**154.782.478**
INVERSIÓN REAL DIRECTA	154.782.478
Formación bruta de capital fijo	154.782.478
Edificios e instalaciones	3.780.000
Maquinaria, equipos y otros bienes muebles	20.751.693
Construcciones de bienes de dominio privado	14.144.404
Producción propia (gastos capitalizables)	116.106.381
Remuneraciones	31.603.837
Sueldos, salarios y otras retribuciones	9.097.506
Beneficios y complementos de sueldos y salarios	6.349.860

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Aportes patronales	1.088.383
Prestaciones sociales y otras indemnizaciones	1.572.913
Asistencia socioeconómica	13.495.175
Compra de bienes y servicios	84.502.544
Bienes de consumo	55.640.521
Servicios no personales	28.862.023
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(231.500)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**9.039.500**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.039.500
Disminución de otros activos financieros	9.039.500
Disminución de disponibilidades	9.039.500
Disminución de bancos	9.039.500
3.2 APLICACIONES FINANCIERAS	**9.039.500**
DISMINUCIÓN DE PASIVOS	8.808.000
Disminución de cuentas y efectos por pagar	8.808.000
Disminución de cuentas y efectos por pagar a corto plazo	8.808.000
Disminución de aportes patronales y retenciones laborales por pagar	800.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	800.000
Disminución cuentas por pagar a proveedores a corto plazo	8.008.000
DÉFICIT FINANCIERO	231.500

62

Ministerio del Poder Popular para Vivienda y Hábitat

Ministerio del Poder Popular para Vivienda y Hábitat

A0251 Instituto Nacional de Tierras Urbanas

A0255 Superintendencia Nacional de Arrendamiento de Vivienda

A0444 Fundación Misión Hábitat

A0662 Instituto Nacional de la Vivienda (INAVI)

A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)

A0251

Instituto Nacional de Tierras Urbanas

INSTITUTO NACIONAL DE TIERRAS URBANAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Tierras Urbanas fue creado en la Ley Especial de Regularización Integral de la Tenencia de la Tierra de los Asentamientos Urbanos o Periurbanos, publicada en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.668, de fecha 06 de Mayo de 2011, tiene como principal objetivo servir de ente ejecutor de las políticas públicas, dirigidas a la satisfacción del derecho a la tierra urbana en los asentamientos urbanos o periurbanos mediante:

- La regularización y adjudicación integral de la tenencia de la tierra en los asentamientos urbanos o periurbanos consolidados.
- El acceso de las familias a las tierras urbanas o periurbanas de las cuales no son propietarios y donde están construidas sus viviendas.

La Institución tiene como misión garantizar la administración de las tierras urbanas y la democratización de la tierra a las comunidades que habitan en los asentamientos urbanos o periurbanos, a través de la regularización de la tenencia de la tierra, a los fines de devolver la seguridad jurídica y mejorar la calidad de vida de la población contribuyendo al desarrollo y consolidación del sector vivienda en concordancia con las políticas del Estado.

En este sentido, el Instituto orientará los esfuerzos dentro del marco del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, para la elaboración y ejecución junto con las oficinas técnicas municipales el Plan Nacional de Regularización de la Tenencia de la Tierra Urbana, aunado a esto, llevará a cabo el proceso de regularización y adjudicación integral de la tenencia de la tierra en los barrios; el registro de los asentamientos de las tierras urbanizables y de los comités de tierra urbana y declarará la prescripción adquisitiva especial, la cual es una forma de adquisición de la propiedad, para lo cual establece:

- La integración y desarrollo del Territorio Nacional a través de ejes y regiones.
- El mejoramiento del hábitat de los principales centros urbanos.
- Orientar y apoyar la prestación de servicios políticos con énfasis en la reducción del impacto ambiental.
- Aplicar impuestos por mejoras a los terrenos ociosos y subutilizados.
- Rehabilitar áreas centrales deterioradas para garantizar la construcción y el acceso a una vivienda digna.
- Promover el acceso a los servicios básicos y al crédito habitacional.
- Fomentar y apoyar la participación y el compromiso para la construcción de viviendas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**50.543.515**
INGRESOS CORRIENTES ORDINARIOS	50.543.515
TRANSFERENCIAS CORRIENTES	50.543.515
Transferencias corrientes del sector público	50.543.515
Transferencias corrientes internas recibidas del sector público	50.543.515
De la República	50.543.515
INGRESOS DE CAPITAL	**1.305.967**
RECURSOS PROPIOS DE CAPITAL	1.305.967
Incremento de la depreciación y amortización acumuladas	1.305.967
TOTAL RECURSOS	**51.849.482**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**50.626.212**
GASTOS DE CONSUMO	50.626.212
Remuneraciones	43.958.638
Sueldos, salarios y otras retribuciones	14.543.178
Beneficios y complementos de sueldos y salarios	7.246.833
Aportes patronales	2.954.625
Prestaciones sociales y otras indemnizaciones	3.661.380
Asistencia socioeconómica	15.552.622
Compra de bienes y servicios	5.361.607
Bienes de consumo	2.035.470
Servicios no personales	3.326.137
Depreciación y amortización	1.305.967
GASTOS DE CAPITAL	**1.223.270**
INVERSIÓN REAL DIRECTA	1.223.270
Formación bruta de capital fijo	1.223.270
Maquinaria, equipos y otros bienes muebles	1.223.270
TOTAL GASTOS	**51.849.482**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		43.958.638			43.958.638
02	Gestión administrativa	1.305.967	6.584.877			7.890.844
	TOTAL	**1.305.967**	**50.543.515**			**51.849.482**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**15**		**37**	**281.303**	**1.552.007**	**1.833.310**
Alto Nivel y de Dirección		1		1	9.478	5.522	15.000
Directivo	22	14		36	271.825	1.546.485	1.818.310
Personal Contratado	**140**	**210**		**350**	**12.539.868**		**12.539.868**
Profesional y Técnico	81	122		203	7.273.123		7.273.123
Personal Administrativo	59	88		147	5.266.745		5.266.745
TOTAL	**162**	**225**		**387**	**12.821.171**	**1.552.007**	**14.373.178**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	43.958.638
4.02	Materiales, Suministros y Mercancías	2.035.470
4.03	Servicios No Personales	3.326.137
4.04	Activos Reales	1.223.270
4.08	Otros Gastos	1.305.967
	TOTAL	**51.849.482**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**50.543.515**
INGRESOS CORRIENTES ORDINARIOS	50.543.515
TRANSFERENCIAS CORRIENTES	50.543.515
Transferencias corrientes del sector público	50.543.515
Transferencias corrientes internas recibidas del sector público	50.543.515
De la República	50.543.515
Ministerio del Poder Popular para Vivienda y Hábitat	
Recursos Ordinarios	50.543.515
1.2 GASTOS CORRIENTES	**50.626.212**
GASTOS DE CONSUMO	50.626.212
Remuneraciones	43.958.638
Sueldos, salarios y otras retribuciones	14.543.178
Beneficios y complementos de sueldos y salarios	7.246.833
Aportes patronales	2.954.625
Prestaciones sociales y otras indemnizaciones	3.661.380
Asistencia socioeconómica	15.552.622
Compra de bienes y servicios	5.361.607
Bienes de consumo	2.035.470
Servicios no personales	3.326.137
Depreciación y amortización	1.305.967
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : DESAHORRO	**(82.697)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.223.270**
RECURSOS PROPIOS DE CAPITAL	1.223.270
Desahorro en cuenta corriente	(82.697)
Incremento de la depreciación y amortización acumuladas	1.305.967
2.2 GASTOS DE CAPITAL	**1.223.270**
INVERSIÓN REAL DIRECTA	1.223.270
Formación bruta de capital fijo	1.223.270
Maquinaria, equipos y otros bienes muebles	1.223.270
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0255

Superintendencia Nacional de Arrendamiento de Vivienda

SUPERINTENDENCIA NACIONAL DE ARRENDAMIENTO DE VIVIENDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Superintendencia Nacional de Arrendamiento de Vivienda (Sunavi), se crea como parte de la estructura del Ministerio del Poder Popular con competencia en materia de vivienda y hábitat, correspondiéndole ejercer la rectoría y ejecución de la Ley para la Regulación y Control de los Arrendamientos de Vivienda, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 6.053 Extraordinario de fecha 12/11/2011, que tiene por objeto establecer el régimen jurídico especial de arrendamiento de inmuebles urbanos y suburbanos destinados a vivienda, ya sean arrendados o subarrendados total o parcialmente; en el marco de la novedosa legislación y Política Nacional de Vivienda y Hábitat como un sistema integrado, dirigido a enfrentar la crisis de vivienda que ha afectado al pueblo venezolano, como consecuencia del Modelo Capitalista explotador y excluyente; con el fin supremo de proteger el valor social de la vivienda como derecho humano y la garantía plena de este derecho a toda la población; contrarrestando la mercantilización y la especulación económica con la vivienda, que la convierte en un medio de explotación y opresión del ser humano por el ser humano y promoviendo relaciones arrendaticias justas conforme a los principios del Estado Democrático Social de Derecho y de Justicia, cumpliendo el mandato de refundación de la República, establecido en la Constitución de la República Bolivariana de Venezuela.

La Superintendencia velará que se cumpla, en el marco de la garantía integral y efectiva del derecho a la vivienda adecuada y un hábitat digno, que se declare de interés público general, social y colectivo toda materia relacionada con los arrendamientos de inmuebles destinados a vivienda, pensión, habitación o residencia; a tal efecto, tomará en esta materia, las medidas que permitan desarrollar las bases y mecanismos que garanticen a todas las familias, ciudadanas y ciudadanos, el goce del derecho humano a una vivienda y hábitat en condiciones dignas, que humanice las relaciones familiares, vecinales, comunitarias y sociales de acuerdo a la Constitución de la República Bolivariana de Venezuela y la Ley.

Las Principales atribuciones de la Sunavi, son las siguientes:

- Velar por el cumplimiento de los deberes, derechos y garantías contenidos en la Ley para la Regulación y Control de los Arrendamientos de Vivienda.
- Diseñar, implementar y evaluar los mecanismos de aplicación, control y seguimiento de la Ley para la Regulación y Control de los Arrendamientos de Vivienda.
- Fijar el canon de arrendamiento de los inmuebles regulados por la Ley para la Regulación y Control de los Arrendamientos de Vivienda.
- Realizar la inspección y fiscalización de los inmuebles y personas sujetas a la Ley, o de terceros relacionados con éstos, a los fines de la aplicación de la Ley para la Regulación y Control de los Arrendamientos de Vivienda.
- Efectuar los procedimientos para la determinación de ilícitos sancionados por la Ley, así como el incumplimiento de los deberes y derechos en ella establecidos
- Imponer las sanciones y determinar las indemnizaciones a que hubiere lugar, de conformidad con lo establecido en la Ley para la Regulación y Control de los Arrendamientos de Vivienda.
- Proveer, en coordinación con las direcciones correspondientes del Ministerio del Poder Popular con competencia en Vivienda y Hábitat, de refugio o vivienda transitorias o definitivas para el sujeto afectado por el desalojo y su grupo familiar, si este comprobare que no tiene lugar donde habitar.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**53.695.265**
INGRESOS CORRIENTES ORDINARIOS	11.747.581
TRANSFERENCIAS CORRIENTES	11.747.581
Transferencias corrientes del sector público	11.747.581
Transferencias corrientes internas recibidas del sector público	11.747.581
De la República	11.747.581
INGRESOS CORRIENTES EXTRAORDINARIOS	41.947.684
INGRESOS POR OPERACIONES DIVERSAS	41.947.684
Otros ingresos extraordinarios	41.947.684
TOTAL RECURSOS	**53.695.265**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**30.319.894**
GASTOS DE CONSUMO	30.319.894
Remuneraciones	21.947.684
Sueldos, salarios y otras retribuciones	4.304.772
Beneficios y complementos de sueldos y salarios	12.203.404
Aportes patronales	1.072.439
Prestaciones sociales y otras indemnizaciones	2.367.099
Asistencia socioeconómica	1.999.970
Compra de bienes y servicios	8.372.210
Bienes de consumo	4.699.032
Servicios no personales	3.673.178
GASTOS DE CAPITAL	**23.375.371**
INVERSIÓN REAL DIRECTA	23.375.371
Formación bruta de capital fijo	23.375.371
Edificios e instalaciones	4.450.416
Maquinaria, equipos y otros bienes muebles	10.050.996
Producción propia (gastos capitalizables)	8.873.959
Compra de bienes y servicios	8.873.959
Bienes de consumo	3.540.935
Servicios no personales	5.333.024
TOTAL GASTOS	**53.695.265**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120048	Equipamiento y Acondicionamiento de las Sedes del Sistema de Coordinación Nacional	sede			21	20.000.000				20.000.000
TOTAL						**20.000.000**				**20.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras	21.947.684				21.947.684
02	Gestión Administrativa		11.747.581			11.747.581
	TOTAL	**21.947.684**	**11.747.581**			**33.695.265**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**20**		**42**	**1.980.556**	**2.449.282**	**4.429.838**
Alto Nivel y de Dirección	1			1	49.031	83.016	132.047
Directivo	15	15		30	1.470.411	2.310.958	3.781.369
Obrero	6	5		11	461.114	55.308	516.422
Personal Contratado	**25**	**25**		**50**	**4.012.227**		**4.012.227**
Profesional y Técnico	20	20		40	3.296.623		3.296.623
Personal Administrativo	5	5		10	715.604		715.604
TOTAL	**47**	**45**		**92**	**5.992.783**	**2.449.282**	**8.442.065**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	21.947.684
4.02	Materiales, Suministros y Mercancías	8.239.967
4.03	Servicios No Personales	9.006.202
4.04	Activos Reales	14.501.412
	TOTAL	**53.695.265**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**53.695.265**
INGRESOS CORRIENTES ORDINARIOS	11.747.581
TRANSFERENCIAS CORRIENTES	11.747.581
Transferencias corrientes del sector público	11.747.581
Transferencias corrientes internas recibidas del sector público	11.747.581
De la República	11.747.581
Ministerio del Poder Popular para Vivienda y Hábitat	11.747.581
Recursos Ordinarios	11.747.581
INGRESOS CORRIENTES EXTRAORDINARIOS	41.947.684
INGRESOS POR OPERACIONES DIVERSAS	41.947.684
Otros ingresos extraordinarios	41.947.684
1.2 GASTOS CORRIENTES	**30.319.894**
GASTOS DE CONSUMO	30.319.894
Remuneraciones	21.947.684
Sueldos, salarios y otras retribuciones	4.304.772
Beneficios y complementos de sueldos y salarios	12.203.404
Aportes patronales	1.072.439
Prestaciones sociales y otras indemnizaciones	2.367.099
Asistencia socioeconómica	1.999.970
Compra de bienes y servicios	8.372.210
Bienes de consumo	4.699.032
Servicios no personales	3.673.178
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**23.375.371**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**23.375.371**
RECURSOS PROPIOS DE CAPITAL	23.375.371
Ahorro en cuenta corriente	23.375.371
2.2 GASTOS DE CAPITAL	**23.375.371**
INVERSIÓN REAL DIRECTA	23.375.371
Formación bruta de capital fijo	23.375.371
Edificios e instalaciones	4.450.416
Maquinaria, equipos y otros bienes muebles	10.050.996
Producción propia (gastos capitalizables)	8.873.959
Compra de bienes y servicios	8.873.959
Bienes de consumo	3.540.935
Servicios no personales	5.333.024
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0444

Fundación Misión Hábitat

FUNDACIÓN MISIÓN HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Misión Hábitat creada según Decreto Presidencial N° 4.230 del 23 de enero de 2006, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.367 de fecha 27 de enero del mismo año, inscrita en el Registro Inmobiliario del Primer Circuito del Municipio Baruta del Estado Miranda, en fecha 28 de marzo de 2006, quedando registrada bajo el N° 44, Tomo 22, Protocolo Primero, adscrita al Ministerio del Poder Popular para la Vivienda y Hábitat, tiene como objeto la organización, planificación, promoción, administración, financiamiento y ejecución de los programas y proyectos definidos en los planes de desarrollo de vivienda y hábitat en el ámbito nacional, contenidas en el Plan Excepcional de Desarrollo Económico y Social en correspondencia con las estrategias de desarrollo y las políticas establecidas por el Ejecutivo Nacional.

Su visión, es ser una Institución competitiva, con capital humano de alta capacidad técnica, capaz de impulsar políticas públicas en materia de vivienda y hábitat, con la participación de empresas de producción social y comunidad en general, para así garantizar el cumplimiento de los derechos constitucionales de los ciudadanos.

Siguiendo los lineamientos establecidos para la formulación del Proyecto de Presupuesto 2014, entendiéndose éste como el proceso de Planificar, Programar, Administrar y Evaluar la acción anual de la Fundación, bajo una concepción basada en las líneas Generales del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, procede a la formulación del presupuesto, tomando en consideración los principios de eficiencia, oportunidad y austeridad.

Es importante destacar, que la Misión Hábitat ejecuta los proyectos de inversión con recursos provenientes del Fondo de Aportes del Sector Público (FASP), los cuales están bajo la administración del Banco Nacional de Vivienda y Hábitat (Banavih) y de otros Fondos constituidos para la construcción de vivienda y hábitat dignas para el pueblo venezolano.

Para la formulación del proyecto de Presupuesto 2014, se utilizó la técnica del Presupuesto por Proyectos en armonía con los principios presupuestarios, en cuanto a programación, contenido, forma e integridad, para fortalecer las capacidades reales de ejecución directa y masiva de proyectos de vivienda, infraestructura, vialidad y hábitat, así como el desarrollo de la industria de la construcción a gran escala.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**55.435.115**
INGRESOS CORRIENTES ORDINARIOS	55.435.115
TRANSFERENCIAS CORRIENTES	55.435.115
Transferencias corrientes del sector público	55.435.115
Transferencias corrientes internas recibidas del sector público	55.435.115
De la República	55.435.115
INGRESOS DE CAPITAL	**1.098.960**
RECURSOS PROPIOS DE CAPITAL	1.098.960
Incremento de la depreciación y amortización acumuladas	1.098.960
TOTAL RECURSOS	**56.534.075**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**53.402.956**
GASTOS DE CONSUMO	53.082.956
Remuneraciones	37.812.859
Sueldos, salarios y otras retribuciones	14.090.873
Beneficios y complementos de sueldos y salarios	9.157.810
Aportes patronales	2.394.834
Prestaciones sociales y otras indemnizaciones	4.017.613
Asistencia socioeconómica	8.151.729
Compra de bienes y servicios	14.171.137
Bienes de consumo	5.099.215
Servicios no personales	9.071.922
Depreciación y amortización	1.098.960
TRANSFERENCIAS Y DONACIONES CORRIENTES	320.000
Al sector privado	320.000
Donaciones corrientes al sector privado	320.000
Donaciones a personas	320.000
GASTOS DE CAPITAL	**3.131.119**
INVERSIÓN REAL DIRECTA	3.131.119
Formación bruta de capital fijo	3.024.719
Maquinaria, equipos y otros bienes muebles	2.956.091
Construcciones de bienes de dominio privado	68.628
Bienes intangibles	106.400
TOTAL GASTOS	**56.534.075**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras		38.922.222			38.922.222
02	Gestión Administrativa	1.098.960	16.512.893			17.611.853
	TOTAL	1.098.960	55.435.115			56.534.075

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**72**	**61**	**18**	**151**	**8.450.345**		**8.450.345**
Alto Nivel y de Dirección		1		1	272.036		272.036
Directivo	17	9	6	32	2.556.687		2.556.687
Profesional y Técnico	39	20	9	68	3.680.725		3.680.725
Personal Administrativo	16	31	3	50	1.940.897		1.940.897
Personal Contratado		**14**		**14**	**1.138.109**		**1.138.109**
Directivo		5		5	386.100		386.100
Profesional y Técnico		5		5	572.061		572.061
Personal Administrativo		4		4	179.948		179.948
TOTAL	**72**	**75**	**18**	**165**	**9.588.454**		**9.588.454**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	37.812.859
4.02	Materiales, Suministros y Mercancías	5.099.215
4.03	Servicios No Personales	9.071.922
4.04	Activos Reales	3.131.119
4.07	Transferencias y Donaciones	320.000
4.08	Otros Gastos	1.098.960
	TOTAL	**56.534.075**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**55.435.115**
INGRESOS CORRIENTES ORDINARIOS	55.435.115
TRANSFERENCIAS CORRIENTES	55.435.115
Transferencias corrientes del sector público	55.435.115
Transferencias corrientes internas recibidas del sector público	55.435.115
De la República	
Ministerio del Poder Popular para Vivienda y Hábitat	55.435.115
Recursos Ordinarios	55.435.115
1.2 GASTOS CORRIENTES	**53.402.956**
GASTOS DE CONSUMO	53.082.956
Remuneraciones	37.812.859
Sueldos, salarios y otras retribuciones	14.090.873
Beneficios y complementos de sueldos y salarios	9.157.810
Aportes patronales	2.394.834
Prestaciones sociales y otras indemnizaciones	4.017.613
Asistencia socioeconómica	8.151.729
Compra de bienes y servicios	14.171.137
Bienes de consumo	5.099.215
Servicios no personales	9.071.922
Depreciación y amortización	1.098.960
TRANSFERENCIAS Y DONACIONES CORRIENTES	320.000
Al sector privado	320.000
Donaciones corrientes al sector privado	320.000
Donaciones a personas	320.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.032.159**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.131.119**
RECURSOS PROPIOS DE CAPITAL	3.131.119
Ahorro en cuenta corriente	2.032.159
Incremento de la depreciación y amortización acumuladas	1.098.960
2.2 GASTOS DE CAPITAL	**3.131.119**
INVERSIÓN REAL DIRECTA	3.131.119
Formación bruta de capital fijo	3.024.719
Maquinaria, equipos y otros bienes muebles	2.956.091
Construcciones de bienes de dominio privado	68.628
Bienes intangibles	106.400
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0662

Instituto Nacional de la Vivienda (INAVI)

INSTITUTO NACIONAL DE LA VIVIENDA (INAVI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de la Vivienda (INAVI), fue creado con el propósito de dar cumplimiento al precepto constitucional que garantiza a las familias venezolanas el derecho a la vivienda. Es uno de los Entes ejecutores de vivienda, responsable de desarrollar la política habitacional que el Ejecutivo Nacional dirige, basándose en los objetivos contenidos en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019.

Está principalmente abocado al sector poblacional de menores ingresos, de conformidad con lo establecido en la normativa que rige la materia y de acuerdo a lineamientos, directrices y estrategias de acción emanadas del Ministerio del Poder Popular para Vivienda y Hábitat.

Para el Ejercicio Fiscal 2014, la Institución tiene establecido alcanzar el cumplimiento de los siguientes objetivos:

- Desarrollar la segunda fase de la Gran Misión Vivienda Venezuela para abatir definitivamente el déficit habitacional acumulado.
- Implementar la ciudad compacta como Modelo de desarrollo urbano sustentable, con edificaciones de baja altura y alta densidad.
- Habilitar nuevos terrenos con servicios básicos para permitir la futura construcción de desarrollos habitacionales.

Continuará con la política de protección y atención integral a las familias en refugios, en casos de emergencias o desastres, en cumplimiento del Decreto Presidencial N° 8.001, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.599, de fecha 21/01/2011.

La política de ingresos proviene en su totalidad del Ejecutivo Nacional, permitiendo el financiamiento de los gastos de funcionamiento, logrando así, que el Instituto pueda cumplir con los objetivos planteados. En lo que respecta al financiamiento de los proyectos que ejecuta el ente, los recursos provienen de los distintos Fideicomisos de Inversión derivados del Fondo de Aportes del Sector Público (FASP), los cuales están bajo la administración del Banco Nacional de Vivienda y Hábitat (BANAVIH).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**723.152.384**
INGRESOS CORRIENTES ORDINARIOS	723.152.384
TRANSFERENCIAS CORRIENTES	723.152.384
Transferencias corrientes del sector público	723.152.384
Transferencias corrientes internas recibidas del sector público	723.152.384
De la República	723.152.384
INGRESOS DE CAPITAL	**2.800.000**
RECURSOS PROPIOS DE CAPITAL	2.800.000
Incremento de la depreciación y amortización acumuladas	2.800.000
FUENTES DE FINANCIAMIENTO	**12.835.390.560**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.835.390.560
Disminución de otros activos financieros	12.835.390.560
Disminución de disponibilidades	12.835.390.560
Disminución de caja	12.835.390.560
TOTAL RECURSOS	**13.561.342.944**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**695.952.384**
GASTOS DE CONSUMO	396.356.403
Remuneraciones	333.740.877
Sueldos, salarios y otras retribuciones	69.741.537
Beneficios y complementos de sueldos y salarios	141.281.544
Aportes patronales	15.423.516
Prestaciones sociales y otras indemnizaciones	39.352.851
Asistencia socioeconómica	67.941.429
Compra de bienes y servicios	59.815.526
Bienes de consumo	27.112.007
Servicios no personales	32.703.519
Depreciación y amortización	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	299.595.981
Al sector privado	299.595.981
Transferencias corrientes al sector privado	299.595.981
Directas a personas	299.595.981
Pensiones y otros beneficios asociados	43.851.328
Jubilaciones y otros beneficios asociados	253.228.269
Otras transferencias directas a personas	2.516.384
GASTOS DE CAPITAL	**30.000.000**
INVERSIÓN REAL DIRECTA	30.000.000
Formación bruta de capital fijo	30.000.000
Maquinaria, equipos y otros bienes muebles	30.000.000
APLICACIONES FINANCIERAS	**12.835.390.560**
DISMINUCIÓN DE PASIVOS	12.835.390.560
Disminución de cuentas y efectos por pagar	12.835.390.560
Disminución de cuentas y efectos por pagar a corto plazo	6.400.000
Disminución cuentas por pagar a proveedores a corto plazo	6.400.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	12.828.990.560
Disminución de efectos a pagar a proveedores a mediano y largo plazo	12.828.990.560
TOTAL GASTOS	**13.561.342.944**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras		337.584.416			337.584.416
02	Gestión Administrativa	12.838.190.560	87.988.371			12.926.178.931
03	Previsión y Protección Social		297.079.597			297.079.597
07	Protección y Atención Integral a las Familias y Personas en los Refugios en Caso de Emergencias o Desastres		500.000			500.000
	TOTAL	**12.838.190.560**	**723.152.384**			**13.561.342.944**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**669**	**575**	**22**	**1.266**	**45.291.850**	**1.830.903**	**47.122.753**
Directivo	68	79	22	169	6.046.796	312.233	6.359.029
Profesional y Técnico	271	129		400	14.311.948	739.012	15.050.960
Personal Administrativo	224	198		422	15.099.106	779.658	15.878.764
Obrero	106	169		275	9.834.000		9.834.000
Personal Fijo a Tiempo Parcial	**8**	**7**		**15**	**251.504**	**17.748**	**269.252**
Personal Médico	8	7		15	251.504	17.748	269.252
Personal Contratado	**313**	**312**		**625**	**22.388.930**		**22.388.930**
Profesional y Técnico	209	228		437	15.654.340		15.654.340
Personal Administrativo	104	84		188	6.734.590		6.734.590
TOTAL	**990**	**894**	**22**	**1.906**	**67.932.284**	**1.848.651**	**69.780.935**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**745**	**557**	**1.302**	**43.851.328**
Obreros	405	276	681	22.936.063
Empleados	340	281	621	20.915.265
Jubilados	**2.738**	**1.772**	**4.510**	**303.228.269**
Obreros	1.379	916	2.295	154.303.520
Empleados	1.359	856	2.215	148.924.749
TOTAL	**3.483**	**2.329**	**5.812**	**347.079.597**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	333.740.877
4.02	Materiales, Suministros y Mercancías	27.112.007
4.03	Servicios No Personales	32.703.519
4.04	Activos Reales	30.000.000
4.07	Transferencias y Donaciones	299.595.981
4.08	Otros Gastos	2.800.000
4.11	Disminución de Pasivos	12.835.390.560
	TOTAL	**13.561.342.944**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**723.152.384**
INGRESOS CORRIENTES ORDINARIOS	723.152.384
TRANSFERENCIAS CORRIENTES	723.152.384
Transferencias corrientes del sector público	723.152.384
Transferencias corrientes internas recibidas del sector público	723.152.384
De la República	
Ministerio del Poder Popular para Vivienda y Hábitat	723.152.384
Gastos de Funcionamiento	723.152.384
Recursos Ordinarios	723.152.384
1.2 GASTOS CORRIENTES	**695.952.384**
GASTOS DE CONSUMO	396.356.403
Remuneraciones	333.740.877
Sueldos, salarios y otras retribuciones	69.741.537
Beneficios y complementos de sueldos y salarios	141.281.544
Aportes patronales	15.423.516
Prestaciones sociales y otras indemnizaciones	39.352.851
Asistencia socioeconómica	67.941.429
Compra de bienes y servicios	59.815.526
Bienes de consumo	27.112.007
Servicios no personales	32.703.519
Depreciación y amortización	2.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	299.595.981
Al sector privado	299.595.981
Transferencias corrientes al sector privado	299.595.981
Directas a personas	299.595.981
Pensiones y otros beneficios asociados	43.851.328
Jubilaciones y otros beneficios asociados	253.228.269
Otras transferencias directas a personas	2.516.384
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**27.200.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**30.000.000**
RECURSOS PROPIOS DE CAPITAL	30.000.000
Ahorro/ Desahorro en cuenta corriente	27.200.000
Incremento de la depreciación y amortización acumuladas	2.800.000
2.2 GASTOS DE CAPITAL	**30.000.000**
INVERSIÓN REAL DIRECTA	30.000.000
Formación bruta de capital fijo	30.000.000
Maquinaria, equipos y otros bienes muebles	30.000.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**12.835.390.560**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	12.835.390.560
Disminución de otros activos financieros	12.835.390.560
Disminución de disponibilidades	12.835.390.560
Disminución de caja	12.835.390.560
3.2 APLICACIONES FINANCIERAS	**12.835.390.560**
DISMINUCIÓN DE PASIVOS	12.835.390.560
Disminución de cuentas y efectos por pagar	12.835.390.560
Disminución de cuentas y efectos por pagar a corto plazo	6.400.000
Disminución cuentas por pagar a proveedores a corto plazo	6.400.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	12.828.990.560
Disminución de efectos a pagar a proveedores a mediano y largo plazo	12.828.990.560

A0711

Banco Nacional de Vivienda y Hábitat (BANAVIH)

BANCO NACIONAL DE VIVIENDA Y HÁBITAT (BANAVIH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Al Banco Nacional de Vivienda y Hábitat (Banavih), le corresponde la administración de los recursos destinados a financiar las actividades, planes y proyectos que se ejecutan a través del Sistema Nacional de Vivienda y Hábitat (SNVH), dentro de este marco de competencias, participa en la búsqueda del equilibrio social garantizando el disfrute de los derechos sociales, abriendo canales de participación a la comunidad que requiere información, sobre los mecanismos de financiamiento y de asesoramiento legal relacionado con la materia.

En este sentido; los proyectos formulados del plan, parten del enfoque estratégico planteado en los lineamientos generales enmarcados en los objetivos históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, en concordancia con las directrices del Ministerio del Poder Popular de Planificación y el Ministerio del Poder Popular para Vivienda y Hábitat.

En la búsqueda de la inclusión social, dentro del Plan Operativo Anual Institucional 2014, se incorporan acciones que permitirán el acercamiento del Banavih a la comunidad para ofrecer información y orientación, a todos los ahorristas y empleadores que lo requieran, relacionada con el Sistema Nacional de Vivienda y Hábitat (SNVH), de igual manera se plantea el desarrollo de estrategias comunicacionales dirigidas a difundir mecanismos de obtención de recursos y modalidades de financiamiento, así mismo está planteado el fortalecimiento de los procesos que garanticen las recuperaciones y recaudaciones de los recursos del Fondo de Ahorro para la Vivienda y del Fondo de Aportes del Sector Público a través de diseño e implementación de planes de cobranzas, enmarcados en la Gran Misión Vivienda Venezuela.

El Banco Nacional de Vivienda y Hábitat dentro del ámbito de sus competencias, proyecta coadyuvar en la garantía constitucional que tiene la familia venezolana en el disfrute pleno del derecho a la vivienda digna, en función de la complejidad social y económica de la solución de los problemas habitacionales, ese esfuerzo ha sido empeñado por el Ejecutivo Nacional durante el último decenio, mas sin embargo, persiste un déficit en el número de soluciones habitacionales necesarias para satisfacer la enorme demanda nacional, para lo cual en función de apoyar a la "Gran Misión Vivienda Venezuela", el Banavih se plantea las siguientes líneas estratégicas:

- Financiamiento del Sistema Nacional de Vivienda y Hábitat (SNVH).
- Financiar los planes, programas, proyectos relacionada con la vivienda y hábitat.
- Administración de Fondos dirigidos al financiamiento de soluciones habitacionales.
- Ejercer la administración centralizada de todos los recursos financieros del Sistema Nacional de Vivienda y Hábitat.
- Lograr el desarrollo Institucional.
- Ejecutar los planes de acción que contribuyan a promover los cambios que permitan alcanzar los objetivos de la Institución.
- Gestión Social.
- Fortalecer la participación ciudadana con la implementación de mecanismos, para mejorar y optimizar la comunicación, atención y las relaciones con la ciudadanía en general.
- Ampliar los mecanismos para la "Recuperación de los Créditos Otorgados" con la finalidad de garantizar los recursos financieros para el cumplimiento de los créditos hipotecarios.

El Banco Nacional de Vivienda y Hábitat, para el ejercicio fiscal 2014 realizará las siguientes acciones:

- Administrar efectivamente los recursos financieros del "Fondo de Aportes del Sector Público" asignados por el Ejecutivo Nacional al Banavih, para la ejecución y financiamiento de planes, programas, proyectos, obras y acciones requeridas para la vivienda y hábitat; cubrir costos de preinversión y elaboración de estudios y proyectos para la vivienda y hábitat; ejecución de proyectos para la atención de emergencias; el otorgamiento del subsidio directo habitacional; entre otros.
- Realizar jornadas periódicas de afiliación, en lugares estratégicos en todo el territorio nacional, para facilitar el cumplimiento obligatorio de los patronos de aportar las retenciones realizadas a los trabajadores y para brindarle a los ahorristas voluntarios la facilidad para afiliarse.
- Velar por el cumplimiento de la cartera obligatoria de la Instituciones del Sector Bancario.
- Mantener los criterios de maximización de la eficiencia del gasto, de acuerdo con lo previsto en el Decreto N° 6.649 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 de fecha 25/03/2009, mediante el cual se dicta el instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional.
- Incorporar acciones que permitan el acercamiento del Banavih a la comunidad para ofrecer información y orientación, a todos los ahorristas y empleadores que lo requieran, relacionada con el Sistema Nacional de Vivienda y Hábitat.
- Fortalecer los procesos que garanticen la recuperación y recaudación de los recursos del Fondo de Ahorro para la Vivienda y del Fondo de Aportes de Sector Público, a través del diseño e implementación de planes de cobranzas, en el marco de la "Gran Misión Vivienda Venezuela".
- Brindar protección y atención integral a las familias y personas en refugios, de conformidad con la Ley Especial de Refugios Dignos para Proteger a la Población en caso de Emergencias o Desastres.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**507.280.338**
INGRESOS CORRIENTES ORDINARIOS	507.280.338
INGRESOS DE OPERACIÓN	479.993.008
Ingresos financieros de instituciones financieras	17.857.413
Otros ingresos de operación	462.135.595
OTROS INGRESOS	27.287.330
Otros ingresos ajenos a la operación	27.287.330
INGRESOS DE CAPITAL	**7.249.270**
RECURSOS PROPIOS DE CAPITAL	7.249.270
Incremento de la depreciación y amortización acumuladas	7.249.270
FUENTES DE FINANCIAMIENTO	**11.605.511.808**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.605.511.808
Disminución de otros activos financieros	11.605.511.808
Disminución de disponibilidades	247.658.362
Disminución de bancos	247.658.362
Disminución de cuentas por cobrar a corto plazo	11.357.853.446
Disminución de otras cuentas por cobrar a corto plazo	11.357.853.446
TOTAL RECURSOS	**12.120.041.416**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**543.400.370**
GASTOS DE CONSUMO	525.108.798
Remuneraciones	384.672.830
Sueldos, salarios y otras retribuciones	88.814.647
Beneficios y complementos de sueldos y salarios	129.318.814
Aportes patronales	20.369.926
Prestaciones sociales y otras indemnizaciones	39.956.309
Asistencia socioeconómica	106.013.134
Otros gastos de personal	200.000
Compra de bienes y servicios	112.593.507
Bienes de consumo	34.681.814
Servicios no personales	77.911.693
Impuestos indirectos	20.593.191
Depreciación y amortización	7.249.270
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.291.572
Al sector privado	18.291.572
Transferencias corrientes al sector privado	14.651.572
Directas a personas	14.651.572
Pensiones y otros beneficios asociados	3.076.467
Jubilaciones y otros beneficios asociados	11.575.105
Donaciones corrientes al sector privado	3.640.000
Donaciones a personas	1.960.000
Donaciones a instituciones sin fines de lucro	1.680.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**55.376.456**
INVERSIÓN REAL DIRECTA	55.376.456
Formación bruta de capital fijo	46.671.456
Edificios e instalaciones	3.746.000
Maquinaria, equipos y otros bienes muebles	42.925.456
Bienes intangibles	8.705.000
APLICACIONES FINANCIERAS	**11.521.264.590**
INVERSIÓN FINANCIERA	162.641.144
Incremento de otros activos financieros	162.641.144
Incremento de otros activos financieros circulantes	162.641.144
DISMINUCIÓN DE PASIVOS	11.358.623.446
Disminución de cuentas y efectos por pagar	11.358.623.446
Disminución de otras cuentas y efectos por pagar	11.358.623.446
Disminución de otras cuentas por pagar a corto plazo	11.357.853.446
Disminución de otros efectos por pagar a corto plazo	770.000
TOTAL GASTOS	**12.120.041.416**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
119843	Administración de los recursos financieros del Fondo de Aportes del Sector Publico (FASP) destinados al financiamiento de Proyectos del SNVH año 2014	complejo			81	55.512.491	1.750.000.000			1.805.512.491
119851	Administración de los recursos recaudados del FAOV y del FAVV año 2014	crédito			45.390	9.083.175.802				9.083.175.802
119852	Administración de los recursos financieros del Fondo de Garantía (FONGAR) para el año 2014	crédito			45.390	469.165.153				469.165.153
119855	Fortalecimiento de los planes, programas y proyectos de vivienda y hábitat contemplados en la Gran Misión Vivienda Venezuela. Fase II	familia			2.227	998.220				998.220
119857	Continuidad de la Actualización y modernización de los sistemas de información operacionales, así como la plataforma tecnológica instalada del Banavih	Plataforma tecnológica			1	13.219.350				13.219.350
119858	Fortalecimiento de la seguridad integral del Banavih. Fase III	sistema			1	10.080.000				10.080.000
TOTAL						**9.632.151.016**	**1.750.000.000**			**11.382.151.016**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	390.844.612				390.844.612
02	Gestión administrativa	329.586.857				329.586.857
03	Previsión y protección social	14.651.572				14.651.572
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	2.807.359				2.807.359
	TOTAL	**737.890.400**				**737.890.400**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**235**	**174**	**245**	**654**	**82.049.525**	**12.000**	**82.061.525**
Alto Nivel y de Dirección	1			1	233.220	12.000	245.220
Directivo	11	13	3	27	9.230.775		9.230.775
Profesional y Técnico	181	88	215	484	56.153.883		56.153.883
Personal Administrativo	36	16	10	62	10.000.007		10.000.007
Personal Médico	1	2	1	4	1.538.463		1.538.463
Obrero	5	55	16	76	4.893.177		4.893.177
Personal Contratado		**50**		**50**	**5.175.208**		**5.175.208**
Profesional y Técnico		50		50	5.175.208		5.175.208
TOTAL	**235**	**224**	**245**	**704**	**87.224.733**	**12.000**	**87.236.733**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**9**	**5**	**14**	**2.348.737**
Obreros	2	2	4	194.520
Empleados	7	3	10	2.154.217
Jubilados	**24**	**23**	**47**	**11.575.105**
Obreros		2	2	1.074.650
Empleados	24	21	45	10.500.455
TOTAL	**33**	**28**	**61**	**13.923.842**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	384.672.830
4.02	Materiales, suministros y mercancías	34.681.814
4.03	Servicios no personales	98.504.884
4.04	Activos reales	55.376.456
4.05	Activos financieros	162.641.144
4.07	Transferencias y donaciones	18.291.572
4.08	Otros gastos	7.249.270
4.11	Disminución de pasivos	11.358.623.446
	TOTAL	**12.120.041.416**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**507.280.338**
INGRESOS CORRIENTES ORDINARIOS	507.280.338
INGRESOS DE OPERACIÓN	479.993.008
Ingresos financieros de instituciones financieras	17.857.413
Otros ingresos de operación	462.135.595
OTROS INGRESOS	27.287.330
Otros ingresos ajenos a la operación	27.287.330
1.2 GASTOS CORRIENTES	**543.400.370**
GASTOS DE CONSUMO	525.108.798
Remuneraciones	384.672.830
Sueldos, salarios y otras retribuciones	88.814.647
Beneficios y complementos de sueldos y salarios	129.318.814
Aportes patronales	20.369.926
Prestaciones sociales y otras indemnizaciones	39.956.309
Asistencia socioeconómica	106.013.134
Otros gastos de personal	200.000
Compra de bienes y servicios	112.593.507
Bienes de consumo	34.681.814
Servicios no personales	77.911.693
Impuestos indirectos	20.593.191
Depreciación y amortización	7.249.270

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.291.572
Al sector privado	18.291.572
Transferencias corrientes al sector privado	14.651.572
Directas a personas	14.651.572
Pensiones y otros beneficios asociados	3.076.467
Jubilaciones y otros beneficios asociados	11.575.105
Donaciones corrientes al sector privado	3.640.000
Donaciones a personas	1.960.000
Donaciones a instituciones sin fines de lucro	1.680.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : DESAHORRO	**(36.120.032)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(28.870.762)**
RECURSOS PROPIOS DE CAPITAL	(28.870.762)
Ahorro/ Desahorro en cuenta corriente	(36.120.032)
Incremento de la depreciación y amortización acumuladas	7.249.270
2.2 GASTOS DE CAPITAL	**55.376.456**
INVERSIÓN REAL DIRECTA	55.376.456
Formación bruta de capital fijo	46.671.456
Edificios e instalaciones	3.746.000
Maquinaria, equipos y otros bienes muebles	42.925.456
Bienes intangibles	8.705.000
2.3 RESULTADO FINANCIERO : DÉFICIT	**(84.247.218)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.605.511.808**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.605.511.808
Disminución de otros activos financieros	11.605.511.808
Disminución de disponibilidades	247.658.362
Disminución de bancos	247.658.362
Disminución de cuentas por cobrar a corto plazo	11.357.853.446
Ministerio del Poder Popular para Vivienda y Hábitat	1.750.000.000
Recursos Ordinarios	1.750.000.000
Fondo de Aporte del Sector Público (FASP)	1.750.000.000
Otros Fondos (Fondo de Ahorro Obligatorio y Fondo de Garantía)	9.607.853.446
3.2 APLICACIONES FINANCIERAS	**11.605.511.808**
INVERSIÓN FINANCIERA	162.641.144
Incremento de otros activos financieros	162.641.144
Incremento de otros activos financieros circulantes	162.641.144
DISMINUCIÓN DE PASIVOS	11.358.623.446
Disminución de cuentas y efectos por pagar	11.358.623.446
Disminución de otras cuentas y efectos por pagar	11.358.623.446
Disminución de otras cuentas por pagar a corto plazo	11.357.853.446
Disminución de otros efectos por pagar a corto plazo	770.000
DÉFICIT FINANCIERO	84.247.218

63

Consejo Federal de Gobierno

Consejo Federal de Gobierno

A0249 Fondo de Compensación Interterritorial

A0249

Fondo de Compensación Interterritorial

FONDO DE COMPENSACIÓN INTERTERRITORIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Fondo de Compensación Interterritorial (FCI), forma parte de la estructura del Consejo Federal de Gobierno, fue creado como un servicio desconcentrado, que posee autonomía funcional, administrativa, de gestión y financiera, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.873 del 29 de febrero de 2012, reimpresa por error material en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.907 del 23 de abril de 2012, mediante la resolución que reforma parcialmente el Reglamento Orgánico de la Secretaría del Consejo Federal de Gobierno y el Fondo de Compensación Interterritorial.

El Fondo de Compensación Interterritorial (FCI) se encarga del financiamiento de las inversiones públicas para promover el desarrollo equilibrado de las regiones, la complementación de las políticas e iniciativas de desarrollo de las entidades político territoriales, la realización de obras, servicios esenciales en las regiones y comunidades de menor desarrollo relativo; el Índice Relativo de Desarrollo, permite distribuir los recursos en todo el país, atendiendo el desarrollo relativo de las regiones, con lo cual no solo se afecta positivamente a las zonas más desfavorecidas sino que se promueve la descentralización, al distribuir bienes y servicios con justicia y equidad.

Durante el año 2014, se priorizará el financiamiento de Proyectos Socioproductivos que promuevan la participación popular en el cambio del modo de producción, relacionados con áreas críticas como soberanía alimentaria y vivienda. En materia de infraestructura se incentivarán aquellos proyectos que conlleven transferencia de competencias desde el Poder Nacional hacia las comunidades.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios del Fondo de Compensación Interterritorial (FCI), para el año 2014, se estiman en veintinueve mil ochenta y seis millones trescientos siete mil ciento setenta y tres bolívares (Bs. 29.086.307.173), provenientes de la siguiente fuente de financiamiento:

– Aportes del Ejecutivo Nacional	Bs.	29.086.307.173
TOTAL	**Bs.**	**29.086.307.173**

- **POLÍTICA DE GASTOS**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, el servicio desconcentrado presenta una estructura de gastos por Proyectos que demanda la cantidad de veintiocho mil novecientos cincuenta y nueve millones novecientos treinta y tres mil ochocientos sesenta y seis bolívares (Bs. 28.959.933.866) y por Acciones Centralizadas, un monto de ciento veintiséis millones trescientos setenta y tres mil trescientos siete bolívares (Bs. 126.373.307); en tanto que, por partidas presupuestarias, su distribución es la siguiente:

– Gastos de Personal	Bs.	85.400.969
– Materiales Suministros y Mercancías	Bs.	12.126.919
– Servicios No Personales	Bs.	25.451.519
– Activos Reales	Bs.	3.115.709
– Transferencias y Donaciones	Bs.	28.960.212.057
TOTAL	**Bs.**	**29.086.307.173**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL SERVICIO DESCONCENTRADO:**

Las acciones a realizar, así como los recursos asignados al Fondo de Compensación Interterritorial en el ejercicio presupuestario 2014, se orientarán a la ejecución del siguiente proyecto:

– Impulso del desarrollo equitativo regional, mediante la implementación de los planes de inversión y proyectos construidos por las entidades político territoriales y las organizaciones de base del poder popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**126.373.307**
INGRESOS CORRIENTES ORDINARIOS	126.373.307
TRANSFERENCIAS CORRIENTES	126.373.307
Transferencias corrientes del sector público	126.373.307
Transferencias corrientes internas recibidas del sector público	126.373.307
De la República	126.373.307
INGRESOS DE CAPITAL	**28.959.933.866**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	28.959.933.866
Transferencias y donaciones de capital del sector público	28.959.933.866
Transferencias de capital recibidas del sector público	28.959.933.866
De la República	28.959.933.866
TOTAL RECURSOS	**29.086.307.173**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**123.257.598**
GASTOS DE CONSUMO	122.979.407
Remuneraciones	85.400.969
Sueldos, salarios y otras retribuciones	21.452.735
Beneficios y complementos de sueldos y salarios	26.060.911
Aportes patronales	4.261.996
Prestaciones sociales y otras indemnizaciones	6.233.559
Asistencia socioeconómica	27.391.768
Compra de bienes y servicios	32.288.101
Bienes de consumo	12.126.919
Servicios no personales	20.161.182
Impuestos indirectos	5.290.337
TRANSFERENCIAS Y DONACIONES CORRIENTES	278.191
Al sector privado	278.191
Donaciones corrientes al sector privado	278.191
Donaciones a personas	278.191
GASTOS DE CAPITAL	**28.963.049.575**
INVERSIÓN REAL DIRECTA	3.115.709
Formación bruta de capital fijo	3.067.129
Maquinaria, equipos y otros bienes muebles	3.067.129
Bienes intangibles	48.580

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES DE CAPITAL	28.959.933.866
Al sector privado	8.687.980.160
Transferencias de capital al sector privado	8.687.980.160
A Consejos Comunales	8.687.980.160
Al sector público	20.271.953.706
Transferencias de capital al sector público	20.271.953.706
A los entes descentralizados sin fines empresariales	1.447.996.694
Al Poder Estadal	10.715.175.530
Al Poder Municipal	8.108.781.482
TOTAL GASTOS	**29.086.307.173**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
120231	Impulso del Desarrollo Equitativo Regional, mediante la Implementación de los Planes de Inversión y proyectos construidos por las Entidades Político Territoriales y las Organizaciones de Base del Poder Popular	plan			586		28.959.933.866			28.959.933.866
TOTAL							**28.959.933.866**			**28.959.933.866**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		90.943.551			90.943.551
02	Gestión administrativa		35.429.756			35.429.756
	TOTAL		**126.373.307**			**126.373.307**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**151**	**177**		**328**	**18.216.419**		**18.216.419**
Alto Nivel y de Dirección	4	6		10	880.536		880.536
Profesional y Técnico	111	152		263	15.198.492		15.198.492
Personal Administrativo	18	2		20	888.727		888.727
Obrero	18	17		35	1.248.664		1.248.664
Personal Contratado	**30**	**33**		**63**	**3.231.516**		**3.231.516**
Profesional y Técnico	28	33		61	3.110.076		3.110.076
Personal Médico	2			2	121.440		121.440
TOTAL	**181**	**210**		**391**	**21.447.935**		**21.447.935**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	85.400.969
4.02	Materiales, suministros y mercancías	12.126.919
4.03	Servicios no personales	25.451.519
4.04	Activos reales	3.115.709
4.07	Transferencias y donaciones	28.960.212.057
	TOTAL	**29.086.307.173**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**126.373.307**
INGRESOS CORRIENTES ORDINARIOS	126.373.307
TRANSFERENCIAS CORRIENTES	126.373.307
Transferencias corrientes del sector público	126.373.307
Transferencias corrientes internas recibidas del sector público	126.373.307
De la República	126.373.307
Recursos Ordinarios	126.373.307
1.2 GASTOS CORRIENTES	**123.257.598**
GASTOS DE CONSUMO	122.979.407
Remuneraciones	85.400.969
Sueldos, salarios y otras retribuciones	21.452.735
Beneficios y complementos de sueldos y salarios	26.060.911
Aportes patronales	4.261.996
Prestaciones sociales y otras indemnizaciones	6.233.559
Asistencia socioeconómica	27.391.768
Compra de bienes y servicios	32.288.101
Bienes de consumo	12.126.919
Servicios no personales	20.161.182
Impuestos indirectos	5.290.337
TRANSFERENCIAS Y DONACIONES CORRIENTES	278.191
Al sector privado	278.191
Donaciones corrientes al sector privado	278.191

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Donaciones a personas	278.191
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.115.709**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**28.963.049.575**
RECURSOS PROPIOS DE CAPITAL	3.115.709
Ahorro en cuenta corriente	3.115.709
TRANSFERENCIAS Y DONACIONES DE CAPITAL	28.959.933.866
Transferencias y donaciones de capital del sector público	28.959.933.866
Transferencias de capital recibidas del sector público	28.959.933.866
De la República	28.959.933.866
2.2 GASTOS DE CAPITAL	**28.963.049.575**
INVERSIÓN REAL DIRECTA	3.115.709
Formación bruta de capital fijo	3.067.129
Maquinaria, equipos y otros bienes muebles	3.067.129
Bienes intangibles	48.580
TRANSFERENCIAS Y DONACIONES DE CAPITAL	28.959.933.866
Al sector privado	8.687.980.160
Transferencias de capital al sector privado	8.687.980.160
A Consejos Comunales	8.687.980.160
Al sector público	20.271.953.706
Transferencias de capital al sector público	20.271.953.706

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
A los entes descentralizados sin fines empresariales	1.447.996.694
Al Poder Estadal	10.715.175.530
Al Poder Municipal	8.108.781.482
2.3 RESULTADO FINANCIERO : EQUILIBRADO	

64

Ministerio del Poder Popular para la Juventud

Ministerio del Poder Popular para la Juventud

A0938 Instituto Nacional del Poder Popular de la Juventud

A0938

Instituto Nacional del Poder Popular de la Juventud

INSTITUTO NACIONAL DEL PODER POPULAR DE LA JUVENTUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

En el marco de dar cumplimiento a lo establecido en la Ley para el Poder Popular de la Juventud y con la creación del Ministerio del Poder Popular para la Juventud, este organismo para el ejercicio fiscal 2014 se plantea una reestructuración profunda en sus acciones y objetivos, a fin de proveer los medios, recursos y condiciones necesarias para garantizar la plena incorporación de la juventud a los asuntos de Estado, de forma protagónica en la vida política, social, económica, educativa, cultural, deportiva, ecológica, en la defensa integral de la nación y en otros ámbitos de interés público; para ello, es bien importante el impulso de los seis ámbitos de la Misión Jóvenes de la Patria los cuales son: Organizativo, Formativo, Productivo, Recreativo, Preventivo y Comunicacional, a través de 54 acciones creadas por los mismos jóvenes.

En tal sentido, se formuló el Proyecto: "Desarrollo del Poder Popular de la Juventud con el cual se espera desarrollar 1.000 grupos u organizaciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**521.695.195**
INGRESOS CORRIENTES ORDINARIOS	521.695.195
TRANSFERENCIAS CORRIENTES	521.695.195
Transferencias corrientes del sector público	521.695.195
Transferencias corrientes internas recibidas del sector público	521.695.195
De la República	521.695.195
INGRESOS DE CAPITAL	**2.798.013**
RECURSOS PROPIOS DE CAPITAL	2.798.013
Incremento de la depreciación y amortización acumuladas	2.798.013
TOTAL RECURSOS	**524.493.208**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**512.711.424**
GASTOS DE CONSUMO	394.406.733
Remuneraciones	128.004.821
Sueldos, salarios y otras retribuciones	22.228.068
Beneficios y complementos de sueldos y salarios	58.535.941
Aportes patronales	8.482.506
Prestaciones sociales y otras indemnizaciones	9.030.006
Asistencia socioeconómica	28.760.620
Otros gastos de personal	967.680
Compra de bienes y servicios	236.078.554
Bienes de consumo	35.743.342
Servicios no personales	200.335.212
Impuestos indirectos	27.525.345
Depreciación y amortización	2.798.013
TRANSFERENCIAS Y DONACIONES CORRIENTES	118.304.691
Al sector privado	118.304.691
Donaciones corrientes al sector privado	118.304.691
Donaciones a personas	118.304.691
GASTOS DE CAPITAL	**11.081.784**
INVERSIÓN REAL DIRECTA	11.081.784
Formación bruta de capital fijo	11.081.784
Maquinaria, equipos y otros bienes muebles	11.081.784
APLICACIONES FINANCIERAS	**700.000**
DISMINUCIÓN DE PASIVOS	700.000
Disminución de cuentas y efectos por pagar	700.000
Disminución de otras cuentas y efectos por pagar	700.000
Disminución de otras cuentas por pagar a corto plazo	700.000
TOTAL GASTOS	**524.493.208**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122363	Desarrollo del Poder Popular de la Juventud (Gestión Integral de la Misión Jóvenes de la Patria)	organización			1.000		365.186.636			365.186.636
TOTAL							**365.186.636**			**365.186.636**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		65.971.107			65.971.107
02	Gestión administrativa	2.798.013	90.537.452			93.335.465
TOTAL		**2.798.013**	**156.508.559**			**159.306.572**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7**	**18**	**21**	**46**	**1.329.738**		**1.329.738**
Alto Nivel y de Dirección	7	18	21	46	1.329.738		1.329.738
Personal Contratado	**121**	**177**		**298**	**20.898.330**		**20.898.330**
Profesional y Técnico	43	59		102	11.494.294		11.494.294
Personal Administrativo	31	76		107	8.381.991		8.381.991
Obrero	47	42		89	1.022.045		1.022.045
TOTAL	**128**	**195**	**21**	**344**	**22.228.068**		**22.228.068**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	128.004.821
4.02	Materiales, suministros y mercancías	35.743.342
4.03	Servicios no personales	227.860.557
4.04	Activos reales	11.081.784
4.07	Transferencias y donaciones	118.304.691
4.08	Otros gastos	2.798.013
4.11	Disminución de pasivos	700.000
	TOTAL	**524.493.208**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**521.695.195**
INGRESOS CORRIENTES ORDINARIOS	521.695.195
TRANSFERENCIAS CORRIENTES	521.695.195
Transferencias corrientes del sector público	521.695.195
Transferencias corrientes internas recibidas del sector público	521.695.195
De la República	521.695.195
Recursos Ordinarios	521.695.195
1.2 GASTOS CORRIENTES	**512.711.424**
GASTOS DE CONSUMO	394.406.733
Remuneraciones	128.004.821
Sueldos, salarios y otras retribuciones	22.228.068
Beneficios y complementos de sueldos y salarios	58.535.941
Aportes patronales	8.482.506
Prestaciones sociales y otras indemnizaciones	9.030.006
Asistencia socioeconómica	28.760.620
Otros gastos de personal	967.680
Compra de bienes y servicios	236.078.554
Bienes de consumo	35.743.342
Servicios no personales	200.335.212
Impuestos indirectos	27.525.345
Depreciación y amortización	2.798.013
TRANSFERENCIAS Y DONACIONES CORRIENTES	118.304.691
Al sector privado	118.304.691
Donaciones corrientes al sector privado	118.304.691
Donaciones a personas	118.304.691
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**8.983.771**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**11.781.784**
RECURSOS PROPIOS DE CAPITAL	11.781.784
Ahorro en cuenta corriente	8.983.771

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Incremento de la depreciación y amortización acumuladas	2.798.013
2.2 GASTOS DE CAPITAL	**11.081.784**
INVERSIÓN REAL DIRECTA	11.081.784
Formación bruta de capital fijo	11.081.784
Maquinaria, equipos y otros bienes muebles	11.081.784
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**700.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**700.000**
SUPERÁVIT FINANCIERO	700.000
3.2 APLICACIONES FINANCIERAS	**700.000**
DISMINUCIÓN DE PASIVOS	700.000
Disminución de cuentas y efectos por pagar	700.000
Disminución de otras cuentas y efectos por pagar	700.000
Disminución de otras cuentas por pagar a corto plazo	700.000

65

Ministerio del Poder Popular para el Servicio Penitenciario

Ministerio del Poder Popular para el Servicio Penitenciario

A0003 Instituto Autónomo Caja de Trabajo Penitenciario

A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)

A0003

Instituto Autónomo Caja de Trabajo Penitenciario

INSTITUTO AUTÓNOMO CAJA DE TRABAJO PENITENCIARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Autónomo Caja de Trabajo Penitenciario (IACTP), tiene como objetivo transformar integralmente el sistema penitenciario, con la vista puesta en la rehabilitación integral de las personas privadas de libertad para favorecer su inserción productiva en una nueva sociedad. Promoviendo en cantidad y calidad la ocupación laboral, así como también la capacitación laboral de los privados(as) de libertad, de manera que contribuyan efectivamente en la trasformación que el orden social requiere.

Los ingresos estimados estas dirigidos al gasto corriente del proyecto que tiene como objetivo lograr la incorporación de la población penada en los procesos socio-productivos a través de la formación y ocupación laboral que les permita realizar un trabajo formal una vez cumplida su pena y al mismo tiempo mantengan una conducta rehabilitadora dentro del recinto penitenciario.

Cobertura de los servicios a prestar de esta meta del respectivo proyecto, es el beneficio directo de 4.700 internos e internas penados, distribuidos en las acciones de motivar y formar a 3.300 internos(as) penados en talleres de valores humanos, autoestima, desarrollo personal estimular a los privados y privadas de libertad en la realización de actividades educativas dentro de las distintas áreas ocupacionales y ocupar 1.400 internos(as) en los diversos centros e internados penales y judiciales a nivel nacional en actividades laborales dentro de las áreas artesanales agropecuarias e industriales, fortaleciendo sus hábitos de trabajos y responsabilidad, acompañados de una mejora en la calidad de vida.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**96.984.598**
INGRESOS CORRIENTES ORDINARIOS	96.984.598
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	13.920.000
Venta de otros bienes y servicios	13.920.000
INGRESOS DE LA PROPIEDAD	80.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	80.000
Alquileres	80.000
TRANSFERENCIAS CORRIENTES	82.984.598
Transferencias corrientes del sector público	82.984.598
Transferencias corrientes internas recibidas del sector público	82.984.598
De la República	82.984.598
TOTAL RECURSOS	**96.984.598**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**95.624.598**
GASTOS DE CONSUMO	79.073.715
Remuneraciones	66.433.715
Sueldos, salarios y otras retribuciones	11.980.604
Beneficios y complementos de sueldos y salarios	25.416.042
Aportes patronales	3.098.685
Prestaciones sociales y otras indemnizaciones	4.778.963
Asistencia socioeconómica	21.159.421
Compra de bienes y servicios	11.440.000
Bienes de consumo	7.459.250
Servicios no personales	3.980.750
Impuestos indirectos	1.200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.550.883
Al sector privado	16.550.883
Transferencias corrientes al sector privado	7.834.059
Directas a personas	7.834.059
Pensiones y otros beneficios asociados	3.727.925
Jubilaciones y otros beneficios asociados	4.106.134
Donaciones corrientes al sector privado	8.716.824
Donaciones a personas	8.716.824
GASTOS DE CAPITAL	**1.360.000**
INVERSIÓN REAL DIRECTA	1.360.000
Formación bruta de capital fijo	1.360.000
Maquinaria, equipos y otros bienes muebles	1.360.000
TOTAL GASTOS	**96.984.598**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121985	Impulsar el crecimiento de los procesos formativos y laborales en las áreas socio productivas de la población penada venezolana.	interno			4.700	14.000.000	50.165.941			64.165.941
TOTAL						14.000.000	50.165.941			64.165.941

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		24.984.598			24.984.598
03	Previsión y protección social		7.834.059			7.834.059
TOTAL			32.818.657			32.818.657

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**43**	**68**		**111**	**4.362.380**	**1.881.063**	**6.243.443**
Alto Nivel y de Dirección	1			1	300.000		300.000
Directivo	5	10		15	460.694		460.694
Profesional y Técnico	14	5		19	724.733	592.630	1.317.363
Personal Administrativo	20	21		41	1.498.032	428.217	1.926.249
Obrero	3	32		35	1.378.921	860.216	2.239.137
Personal Contratado	**33**	**54**		**87**	**7.618.224**		**7.618.224**
Profesional y Técnico	18	37		55	3.215.022		3.215.022
Personal Administrativo	15	17		32	4.403.202		4.403.202
TOTAL	**76**	**122**		**198**	**11.980.604**	**1.881.063**	**13.861.667**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**18**	**6**	**24**	**3.727.925**
Obreros	5	2	7	1.122.453
Empleados	13	4	17	2.605.472
Jubilados	**16**	**16**	**32**	**4.106.134**
Obreros	3	2	5	732.724
Empleados	13	14	27	3.373.410
TOTAL	**34**	**22**	**56**	**7.834.059**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	66.433.715
4.02	Materiales, suministros y mercancías	7.459.250
4.03	Servicios no personales	5.180.750
4.04	Activos reales	1.360.000
4.07	Transferencias y donaciones	16.550.883
	TOTAL	**96.984.598**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**96.984.598**
INGRESOS CORRIENTES ORDINARIOS	96.984.598
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	13.920.000
Venta de otros bienes y servicios	13.920.000
INGRESOS DE LA PROPIEDAD	80.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	80.000
Alquileres	80.000
TRANSFERENCIAS CORRIENTES	82.984.598
Transferencias corrientes del sector público	82.984.598
Transferencias corrientes internas recibidas del sector público	82.984.598
De la República	82.984.598
Recursos Ordinarios	82.984.598
1.2 GASTOS CORRIENTES	**95.624.598**
GASTOS DE CONSUMO	79.073.715
Remuneraciones	66.433.715
Sueldos, salarios y otras retribuciones	11.980.604
Beneficios y complementos de sueldos y salarios	25.416.042
Aportes patronales	3.098.685
Prestaciones sociales y otras indemnizaciones	4.778.963
Asistencia socioeconómica	21.159.421
Compra de bienes y servicios	11.440.000
Bienes de consumo	7.459.250
Servicios no personales	3.980.750
Impuestos indirectos	1.200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.550.883

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Al sector privado	16.550.883
Transferencias corrientes al sector privado	7.834.059
Directas a personas	7.834.059
Pensiones y otros beneficios asociados	3.727.925
Jubilaciones y otros beneficios asociados	4.106.134
Donaciones corrientes al sector privado	8.716.824
Donaciones a personas	8.716.824
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.360.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.360.000**
RECURSOS PROPIOS DE CAPITAL	1.360.000
Ahorro/ Desahorro en cuenta corriente	1.360.000
2.2 GASTOS DE CAPITAL	**1.360.000**
INVERSIÓN REAL DIRECTA	1.360.000
Formación bruta de capital fijo	1.360.000
Maquinaria, equipos y otros bienes muebles	1.360.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0118

Fondo Nacional para Edificaciones Penitenciarias (FONEP)

FONDO NACIONAL PARA EDIFICACIONES PENITENCIARIAS (FONEP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Fondo Nacional para Edificaciones Penitenciarias (FONEP) se apoya en una serie de políticas generales, que han sido diseñadas y aplicadas desde su creación, para la consecución de los objetivos propuestos. En este sentido, se plantea una serie de estrategias y acciones claves para hacer compatible la misión de la Institución como ente rector y promotor del desarrollo de la infraestructura penitenciaria del país, con las Directrices Estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

Los objetivos de los proyectos son fortalecer la edificación de los establecimientos penitenciarios para garantizar a las personas que cumplen una condena, espacios y servicios básicos en buen estado que permitan darle las condiciones necesarias de habitabilidad, para así asegurar su reinserción a la sociedad.

El FONEP, con el objeto de garantizar la consolidación del proceso de transformación del Sistema Penitenciario Nacional que exige la Constitución de la República Bolivariana de Venezuela en su artículo 272, garantiza la construcción de espacios óptimos para la estadía en los recintos penitenciarios de los privados de libertad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**56.593.594**
INGRESOS CORRIENTES ORDINARIOS	56.593.594
TRANSFERENCIAS CORRIENTES	56.593.594
Transferencias corrientes del sector público	56.593.594
Transferencias corrientes internas recibidas del sector público	56.593.594
De la República	56.593.594
INGRESOS DE CAPITAL	**260.767.224**
RECURSOS PROPIOS DE CAPITAL	767.224
Incremento de la depreciación y amortización acumuladas	767.224
TRANSFERENCIAS Y DONACIONES DE CAPITAL	260.000.000
Transferencias y donaciones de capital del sector público	260.000.000
Transferencias de capital recibidas del sector público	260.000.000
De la República	260.000.000
TOTAL RECURSOS	**317.360.818**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**55.041.793**
GASTOS DE CONSUMO	52.327.273
Remuneraciones	40.262.157
Sueldos, salarios y otras retribuciones	13.145.798
Beneficios y complementos de sueldos y salarios	6.422.562
Aportes patronales	1.789.448
Prestaciones sociales y otras indemnizaciones	2.615.277
Asistencia socioeconómica	16.100.224
Otros gastos de personal	188.848
Compra de bienes y servicios	9.991.681
Bienes de consumo	3.366.602
Servicios no personales	6.625.079
Impuestos indirectos	1.306.211
Depreciación y amortización	767.224
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.714.520
Al sector privado	2.714.520
Transferencias corrientes al sector privado	2.576.520
Directas a personas	2.576.520
Jubilaciones y otros beneficios asociados	2.576.520
Donaciones corrientes al sector privado	138.000
Donaciones a personas	138.000
GASTOS DE CAPITAL	**262.319.025**
INVERSIÓN REAL DIRECTA	222.130.337
Formación bruta de capital fijo	221.984.612
Edificios e instalaciones	128.302.120
Maquinaria, equipos y otros bienes muebles	2.173.300
Construcciones de bienes de dominio privado	11.707.532

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Producción propia (gastos capitalizables)	79.801.660
Remuneraciones	1.258.248
Sueldos, salarios y otras retribuciones	1.005.388
Beneficios y complementos de sueldos y salarios	66.468
Aportes patronales	36.660
Prestaciones sociales y otras indemnizaciones	149.732
Compra de bienes y servicios	50.830.068
Bienes de consumo	15.280.794
Servicios no personales	35.549.274
Impuestos indirectos	27.713.344
Bienes intangibles	145.725
TRANSFERENCIAS Y DONACIONES DE CAPITAL	40.188.688
Al sector público	40.188.688
Donaciones de capital al sector público	40.188.688
A la República	40.188.688
TOTAL GASTOS	**317.360.818**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122730	Ampliación, recuperación, dotación y construcción de la edificación penitenciaria, UTSO, CRS, CFS, CFI	centro penitenciario			327		260.000.000			260.000.000
TOTAL							**260.000.000**			**260.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		40.388.829			40.388.829
02	Gestión administrativa	767.224	13.628.245			14.395.469
03	Previsión y protección social		2.576.520			2.576.520
	TOTAL	**767.224**	**56.593.594**			**57.360.818**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**41**	**48**	**0**	**89**	**11.814.648**	**0**	**11.814.648**
Alto Nivel y de Dirección	4	4		8	1.468.346		1.468.346
Directivo	10	10		20	2.708.836		2.708.836
Profesional y Técnico	19	23		42	4.169.277		4.169.277
Personal Administrativo	4	5		9	2.322.790		2.322.790
Obrero	4	6		10	1.145.399		1.145.399
Personal Contratado	**16**	13	**0**	**29**	**2.336.538**	**0**	**2.336.538**
Profesional y Técnico	13	7		20	1.163.954		1.163.954
Obrero	3	6		9	1.172.584		1.172.584
TOTAL	**57**	**61**	**0**	**118**	**14.151.186**	**0**	**14.151.186**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**5**	**7**	**12**	**2.576.520**
Obreros	1		1	264.593
Empleados	4	7	11	2.311.927
TOTAL	**5**	**7**	**12**	**2.576.520**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	41.520.405
4.02	Materiales, suministros y mercancías	18.647.396
4.03	Servicios no personales	71.193.908
4.04	Activos reales	142.328.677
4.07	Transferencias y donaciones	42.903.208
4.08	Otros gastos	767.224
	TOTAL	**317.360.818**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**56.593.594**
INGRESOS CORRIENTES ORDINARIOS	56.593.594
TRANSFERENCIAS CORRIENTES	56.593.594
Transferencias corrientes del sector público	56.593.594
Transferencias corrientes internas recibidas del sector público	56.593.594
De la República	56.593.594
Recursos Ordinarios	56.593.594
1.2 GASTOS CORRIENTES	**55.041.793**
GASTOS DE CONSUMO	52.327.273
Remuneraciones	40.262.157
Sueldos, salarios y otras retribuciones	13.145.798
Beneficios y complementos de sueldos y salarios	6.422.562
Aportes patronales	1.789.448
Prestaciones sociales y otras indemnizaciones	2.615.277
Asistencia socioeconómica	16.100.224
Otros gastos de personal	188.848
Compra de bienes y servicios	9.991.681
Bienes de consumo	3.366.602
Servicios no personales	6.625.079
Impuestos indirectos	1.306.211
Depreciación y amortización	767.224
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.714.520
Al sector privado	2.714.520

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Transferencias corrientes al sector privado	2.576.520
Directas a personas	2.576.520
Jubilaciones y otros beneficios asociados	2.576.520
Donaciones corrientes al sector privado	138.000
Donaciones a personas	138.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.551.801**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**262.319.025**
RECURSOS PROPIOS DE CAPITAL	2.319.025
Ahorro/ Desahorro en cuenta corriente	1.551.801
Incremento de la depreciación y amortización acumuladas	767.224
TRANSFERENCIAS Y DONACIONES DE CAPITAL	260.000.000
Transferencias y donaciones de capital del sector público	260.000.000
Transferencias de capital recibidas del sector público	260.000.000
De la República	260.000.000
2.2 GASTOS DE CAPITAL	**262.319.025**
INVERSIÓN REAL DIRECTA	222.130.337
Formación bruta de capital fijo	221.984.612
Edificios e instalaciones	128.302.120
Maquinaria, equipos y otros bienes muebles	2.173.300
Construcciones de bienes de dominio privado	11.707.532
Producción propia (gastos capitalizables)	79.801.660
Remuneraciones	1.258.248
Sueldos, salarios y otras retribuciones	1.005.388

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Beneficios y complementos de sueldos y salarios	66.468
Aportes patronales	36.660
Prestaciones sociales y otras indemnizaciones	149.732
Compra de bienes y servicios	50.830.068
Bienes de consumo	15.280.794
Servicios no personales	35.549.274
Impuestos indirectos	27.713.344
Bienes intangibles	145.725
TRANSFERENCIAS Y DONACIONES DE CAPITAL	40.188.688
Al sector público	40.188.688
Donaciones de capital al sector público	40.188.688
A la República	40.188.688
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

66

Ministerio del Poder Popular para Transporte Acuático y Aéreo

Ministerio del Poder Popular para Transporte Acuático y Aéreo

A0517 Fundación de Desarrollo Nacional Aeroportuario y Portuario (FUNDENAP)

A0658 Instituto Aeropuerto Internacional de Maiquetía (IAIM)

A0932 Instituto Nacional de los Espacios Acuáticos (INEA)

A0939 Instituto Nacional de Aeronáutica Civil (INAC)

A0517

Fundación de Desarrollo Nacional Aeroportuario y Portuario (FUNDENAP)

FUNDACIÓN DE DESARROLLO NACIONAL AEROPORTUARIO Y PORTUARIO (FUNDENAP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación de Desarrollo Nacional Aeroportuario y Portuario (Fundenap), fue creada mediante Decreto N° 9.299 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 40.059 de fecha 02/11/2012, en la cual queda adscrita al Ministerio del Poder Popular para Transporte Acuático y Aéreo (MPPTAA), por lo que inicia sus operaciones en el año 2013.

La Fundación, tiene como objeto elaborar los proyectos, construcción, ampliación, reparaciones, remodelación y modificaciones de infraestructura de las edificaciones, conforme a los requerimientos de ubicación geográfica de puertos y aeropuertos, siguiendo la política fijada por el Ministerio del Poder Popular para Transporte Acuático y Aéreo MPPTAA.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**13.055.089**
INGRESOS CORRIENTES ORDINARIOS	13.055.089
TRANSFERENCIAS CORRIENTES	13.055.089
Transferencias corrientes del sector público	13.055.089
Transferencias corrientes internas recibidas del sector público	13.055.089
De la República	13.055.089
TOTAL RECURSOS	**13.055.089**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**8.805.089**
GASTOS DE CONSUMO	8.805.089
Remuneraciones	4.549.580
Sueldos, salarios y otras retribuciones	1.558.837
Beneficios y complementos de sueldos y salarios	1.552.243
Aportes patronales	638.000
Asistencia socioeconómica	800.500
Compra de bienes y servicios	3.945.509
Bienes de consumo	2.775.000
Servicios no personales	1.170.509
Impuestos indirectos	310.000
GASTOS DE CAPITAL	**4.250.000**
INVERSIÓN REAL DIRECTA	4.250.000
Formación bruta de capital fijo	4.250.000
Maquinaria, equipos y otros bienes muebles	2.670.000
Construcciones de bienes de dominio público	1.580.000
TOTAL GASTOS	**13.055.089**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras		4.549.580			4.549.580
02	Gestión Administrativa		8.505.509			8.505.509
TOTAL			**13.055.089**			**13.055.089**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**9**	**9**		**18**	**1.558.837**	·	**1.558.837**
Directivo	1	1		2	430.837		430.837
Profesional y Técnico	4	3		7	588.000		588.000
Personal Administrativo	4	5		9	540.000		540.000
TOTAL	**9**	**9**		**18**	**1.558.837**		**1.558.837**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	4.549.580
4.02	Materiales, Suministros y Mercancías	2.775.000
4.03	Servicios No Personales	1.480.509
4.04	Activos Reales	4.250.000
	TOTAL	**13.055.089**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**13.055.089**
INGRESOS CORRIENTES ORDINARIOS	13.055.089
TRANSFERENCIAS CORRIENTES	13.055.089
Transferencias corrientes del sector público	13.055.089
Transferencias corrientes internas recibidas del sector público	13.055.089
De la República	
Ministerio del Poder Popular para Transporte Acuático y Aéreo	13.055.089
Recursos Ordinarios	13.055.089
1.2 GASTOS CORRIENTES	**8.805.089**
GASTOS DE CONSUMO	8.805.089
Remuneraciones	4.549.580
Sueldos, salarios y otras retribuciones	1.558.837
Beneficios y complementos de sueldos y salarios	1.552.243
Aportes patronales	638.000
Asistencia socioeconómica	800.500
Compra de bienes y servicios	3.945.509
Bienes de consumo	2.775.000
Servicios no personales	1.170.509
Impuestos indirectos	310.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.250.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.250.000**
RECURSOS PROPIOS DE CAPITAL	4.250.000
Ahorro en cuenta corriente	4.250.000
2.2 GASTOS DE CAPITAL	**4.250.000**
INVERSIÓN REAL DIRECTA	4.250.000
Formación bruta de capital fijo	4.250.000
Maquinaria, equipos y otros bienes muebles	2.670.000
Construcciones de bienes de dominio público	1.580.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0658

Instituto Aeropuerto Internacional de Maiquetía (IAIM)

INSTITUTO AEROPUERTO INTERNACIONAL DE MAIQUETÍA (IAIM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Aeropuerto Internacional de Maiquetía (IAIM), como organismo prestador de servicios en el área aeroportuaria, elabora su Planificación y Formulación del Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2014, basándose en los objetivos estratégicos, procurando ejecutar una política de servicio público eficiente, eficaz y de utilidad social, trazándose metas con el fin de alcanzar un servicio integral con los más altos niveles de excelencia para ser prestados a las usuarias y usuarios.

Asimismo, el Instituto estima mantener la ejecución del Proyecto "Fortalecimiento y conservación de los bienes e inmuebles del Aeropuerto Internacional Simón Bolívar de Maiquetía", a fin de garantizar la capacidad del aeropuerto, cuyo efectivo desenvolvimiento está determinado por la calidad de todos sus componentes (pistas de vuelos, calles de rodaje, plataforma de estacionamiento de aeronaves, edificios, terminales de pasajeros, aparcamiento de vehículos, accesos, entre otros).

En este sentido, el Instituto se plantea dos principales objetivos:

- Mantener los estándares de seguridad operacional, rehabilitación y mantenimientos preventivos en las infraestructuras-físicas-técnicas y de seguridad en el aeropuerto Simón Bolívar, de tal manera que se garantice la excelencia y la calidad en la prestación del servicio.
- Fortalecer el uso de nuevas tecnologías y equipamiento con sus respectivos programas de mantenimiento o transferencia de tecnología, fortaleciendo el desarrollo individual y profesional de los funcionarios del IAIM, con el fin de crear un gran sentido de pertenencia y un óptimo clima organizacional, maximizando y administrando los recursos humanos, técnicos y financieros con mayor eficiencia para alcanzar la excelencia en la gestión institucional y por ende mejor productividad y competitividad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.467.775.437**
INGRESOS CORRIENTES ORDINARIOS	1.467.775.437
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.457.775.437
Venta de otros bienes y servicios	1.457.775.437
TRANSFERENCIAS CORRIENTES	10.000.000
Transferencias corrientes del sector público	10.000.000
Transferencias corrientes internas recibidas del sector público	10.000.000
De la República	10.000.000
INGRESOS DE CAPITAL	**26.783.057**
RECURSOS PROPIOS DE CAPITAL	26.783.057
Incremento de la depreciación y amortización acumuladas	26.783.057
FUENTES DE FINANCIAMIENTO	**271.903.135**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	271.903.135
Disminución de otros activos financieros	271.903.135
Disminución de disponibilidades	200.759.248
Disminución de bancos	200.759.248
Disminución de cuentas por cobrar a corto plazo	71.143.887
Disminución de otras cuentas por cobrar a corto plazo	71.143.887
TOTAL RECURSOS	**1.766.461.629**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.524.345.488**
GASTOS DE CONSUMO	1.389.126.831
Remuneraciones	776.261.707
Sueldos, salarios y otras retribuciones	166.149.574
Beneficios y complementos de sueldos y salarios	267.592.784
Aportes patronales	41.022.849
Prestaciones sociales y otras indemnizaciones	62.528.370
Asistencia socioeconómica	238.968.130
Compra de bienes y servicios	586.082.067
Bienes de consumo	107.225.318
Servicios no personales	478.856.749
Depreciación y amortización	26.783.057
TRANSFERENCIAS Y DONACIONES CORRIENTES	135.218.657
Al sector privado	121.718.657
Transferencias corrientes al sector privado	116.218.657
Directas a personas	116.211.657
Pensiones y otros beneficios asociados	32.939.385
Jubilaciones y otros beneficios asociados	83.272.272
Otras transferencias corrientes internas al sector privado	7.000
Donaciones corrientes al sector privado	5.500.000
Donaciones a personas	5.000.000
Donaciones corrientes a Consejos Comunales	500.000
Al sector público	13.500.000
Transferencias corrientes al sector público	13.500.000
A la República	12.000.000
A los entes descentralizados sin fines empresariales	1.500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**220.861.616**
INVERSIÓN REAL DIRECTA	220.861.616
Formación bruta de capital fijo	220.861.616
Maquinaria, equipos y otros bienes muebles	133.915.285
Construcciones de bienes de dominio privado	86.946.331
APLICACIONES FINANCIERAS	**21.254.525**
DISMINUCIÓN DE PASIVOS	21.254.525
Disminución de cuentas y efectos por pagar	21.254.525
Disminución de cuentas y efectos por pagar a corto plazo	7.657.526
Disminución de sueldos, salarios y otras remuneraciones por pagar	7.657.526
Disminución de otras cuentas y efectos por pagar	13.596.999
Disminución de otras cuentas por pagar a corto plazo	13.596.999
TOTAL GASTOS	**1.766.461.629**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121252	Fortalecimiento y conservación de los bienes e inmuebles del Aeropuerto Internacional Simón Bolivar de Maiquetía	metro cuadrado			35.589.760	575.563.403				575.563.403
TOTAL						**575.563.403**				**575.563.403**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	791.335.851	10.000.000			801.335.851
02	Gestión administrativa	263.343.718				263.343.718
03	Previsión y protección social	116.218.657				116.218.657
	TOTAL	**1.170.898.226**	**10.000.000**			**1.180.898.226**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**515**	**818**	**551**	**1.884**	**60.287.773**	**8.408.572**	**68.696.345**
Directivo	25	39		64	4.266.000	380.049	4.646.049
Profesional y Técnico	296	316		612	15.470.348	3.634.213	19.104.561
Personal Administrativo	97	83	551	731	18.478.472	4.340.866	22.819.338
Personal Médico	5	4		9	227.505	53.444	280.949
Obrero	92	376		468	21.845.448		21.845.448
Personal Contratado	**559**	**656**		**1.215**	**54.873.054**		**54.873.054**
Directivo	7	3		10	451.630		451.630
Profesional y Técnico	194	223		417	18.832.974		18.832.974
Personal Administrativo	356	427		783	35.362.635		35.362.635
Personal Médico	2	3		5	225.815		225.815
TOTAL	**1.074**	**1.474**	**551**	**3.099**	**115.160.827**	**8.408.572**	**123.569.399**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**140**	**200**	**340**	**32.939.385**
Obreros	62	86	148	14.338.321
Empleados	78	114	192	18.601.064
Jubilados	**328**	**464**	**792**	**83.272.272**
Obreros	171	237	408	42.897.837
Empleados	157	227	384	40.374.435
TOTAL	**468**	**664**	**1.132**	**116.211.657**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	776.261.707
4.02	Materiales, Suministros y Mercancías	107.225.318
4.03	Servicios No Personales	478.856.749
4.04	Activos Reales	220.861.616
4.07	Transferencias y Donaciones	135.218.657
4.08	Otros Gastos	26.783.057
4.11	Disminución de Pasivos	21.254.525
	TOTAL	**1.766.461.629**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.467.775.437**
INGRESOS CORRIENTES ORDINARIOS	1.467.775.437
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.457.775.437
Venta de otros bienes y servicios	1.457.775.437
TRANSFERENCIAS CORRIENTES	10.000.000
Transferencias corrientes del sector público	10.000.000
Transferencias corrientes internas recibidas del sector público	10.000.000
De la República	
Ministerio del Poder Popular para Transporte Acuático y Aéreo	10.000.000
Recursos Ordinarios	10.000.000
1.2 GASTOS CORRIENTES	**1.524.345.488**
GASTOS DE CONSUMO	1.389.126.831
Remuneraciones	776.261.707
Sueldos, salarios y otras retribuciones	166.149.574
Beneficios y complementos de sueldos y salarios	267.592.784
Aportes patronales	41.022.849
Prestaciones sociales y otras indemnizaciones	62.528.370
Asistencia socioeconómica	238.968.130
Compra de bienes y servicios	586.082.067
Bienes de consumo	107.225.318
Servicios no personales	478.856.749
Depreciación y amortización	26.783.057

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	135.218.657
Al sector privado	121.718.657
Transferencias corrientes al sector privado	116.218.657
Directas a personas	116.211.657
Pensiones y otros beneficios asociados	32.939.385
Jubilaciones y otros beneficios asociados	83.272.272
Otras transferencias corrientes internas al sector privado	7.000
Donaciones corrientes al sector privado	5.500.000
Donaciones a personas	5.000.000
Donaciones corrientes a Consejos Comunales	500.000
Al sector público	13.500.000
Transferencias corrientes al sector público	13.500.000
A la República	12.000.000
A los entes descentralizados sin fines empresariales para sus gastos	1.500.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : DESAHORRO	**(56.570.051)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(29.786.994)**
RECURSOS PROPIOS DE CAPITAL	(29.786.994)
Desahorro en cuenta corriente	(56.570.051)
Incremento de la depreciación y amortización acumuladas	26.783.057
2.2 GASTOS DE CAPITAL	**220.861.616**
INVERSIÓN REAL DIRECTA	220.861.616
Formación bruta de capital fijo	220.861.616
Maquinaria, equipos y otros bienes muebles	133.915.285
Construcciones de bienes de dominio privado	86.946.331
2.3 RESULTADO FINANCIERO : DÉFICIT	**(250.648.610)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**271.903.135**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	271.903.135
Disminución de otros activos financieros	271.903.135
Disminución de disponibilidades	200.759.248
Disminución de bancos	200.759.248
Disminución de cuentas por cobrar a corto plazo	71.143.887
Disminución de otras cuentas por cobrar a corto plazo	71.143.887
3.2 APLICACIONES FINANCIERAS	**271.903.135**
DISMINUCIÓN DE PASIVOS	21.254.525
Disminución de cuentas y efectos por pagar	21.254.525
Disminución de cuentas y efectos por pagar a corto plazo	7.657.526
Disminución de sueldos, salarios y otras remuneraciones por pagar	7.657.526
Disminución de otras cuentas y efectos por pagar	13.596.999
Disminución de otras cuentas por pagar a corto plazo	13.596.999
DÉFICIT FINANCIERO	250.648.610

A0932

Instituto Nacional de los Espacios Acuáticos (INEA)

INSTITUTO NACIONAL DE LOS ESPACIOS ACUÁTICOS (INEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de los Espacios Acuáticos (INEA), es un ente que reviste la figura de instituto autónomo con personalidad jurídica y patrimonio propio, cuya misión es ejercer la administración acuática en el marco de las políticas acuáticas del Estado, con responsabilidad social y excelencia de servicio, con lo cual prevé contribuir al desarrollo sustentable de la nación, bajo el criterio de cooperación con la integridad territorial y nacionalismo venezolano.

Para el ejercicio presupuestario 2014, tiene previsto la articulación con el Ministerio del Poder Popular para Transporte Acuático y Aéreo y sus entes rectores en materia acuática, para la creación de un fondo de contingencia de salud con el fin de ayudar a los trabajadores en caso de siniestros relacionados con la salud, así como la contribución del 1% de los ingresos brutos de la institución al Fondo de Eficiencia Socialista decretado por el Ejecutivo Nacional.

Asimismo, los proyectos a ejecutar por el INEA están alineados con los preceptos contemplados en el Plan Estratégico Institucional 2013-2019 y en perfecta consonancia con el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019.

En este sentido, los proyectos son los siguientes:

- Construcción, conservación, mejoras y funcionamiento de las Capitanías de Puerto y Delegaciones del INEA.
- Gestión sustentable, conservación, protección y desarrollo de las orillas, márgenes y riveras de mar, lagos, ríos y porciones navegables
- Mantenimiento de la Plataforma Tecnológica y de Telecomunicaciones del INEA.
- Consolidar el sistema de recaudación del INEA.
- Fortalecer el desarrollo de la infraestructura, equipos y capacitación de Sector Acuático a través del Fondo de Desarrollo Acuático (FONDA).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**649.349.251**
INGRESOS CORRIENTES ORDINARIOS	649.349.251
INGRESOS NO TRIBUTARIOS	626.079.747
Tasas	506.094.966
Ingresos por contribuciones especiales	119.984.781
INGRESOS DE OPERACIÓN	8.463.306
Otros ingresos de operación	8.463.306
INGRESOS DE LA PROPIEDAD	14.806.198
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	14.806.198
Concesiones de bienes y servicios	14.806.198
INGRESOS DE CAPITAL	**22.500.000**
RECURSOS PROPIOS DE CAPITAL	22.500.000
Incremento de la depreciación y amortización acumuladas	22.500.000
FUENTES DE FINANCIAMIENTO	**203.885.749**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	142.003.486
Disminución de otros activos financieros	142.003.486
Disminución de disponibilidades	142.003.486
Disminución de bancos	58.986.331
Disminución de inversiones temporales	83.017.155
INCREMENTO DE PASIVOS	61.882.263
Incremento de cuentas y efectos por pagar	61.882.263
Incremento de cuentas y efectos por pagar a corto plazo	26.892.058
Incremento de sueldos, salarios y otras remuneraciones por pagar	25.210.287
Incremento de aportes patronales y retenciones laborales por pagar	1.681.771
Seguros Sociales (IVSS)	1.681.771
Incremento de otras cuentas y efectos por pagar	34.990.205
Incremento de otras cuentas por pagar a corto plazo	34.990.205
TOTAL RECURSOS	**875.735.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**692.335.290**
GASTOS DE CONSUMO	603.968.025
Remuneraciones	372.073.060
Sueldos, salarios y otras retribuciones	76.791.590
Beneficios y complementos de sueldos y salarios	153.387.000
Aportes patronales	21.482.700
Prestaciones sociales y otras indemnizaciones	47.554.150
Asistencia socioeconómica	72.857.620
Compra de bienes y servicios	168.951.177
Bienes de consumo	32.126.363
Servicios no personales	136.824.814
Impuestos indirectos	40.443.788
Depreciación y amortización	22.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	88.367.265
Al sector privado	23.319.400
Transferencias corrientes al sector privado	2.739.400
Directas a personas	2.639.400
Pensiones y otros beneficios asociados	712.770
Jubilaciones y otros beneficios asociados	1.926.630
Otras transferencias corrientes internas al sector privado	100.000
Donaciones corrientes al sector privado	20.580.000
Donaciones a personas	2.180.000
Donaciones a instituciones sin fines de lucro	18.400.000
Al sector público	64.347.865
Transferencias corrientes al sector público	61.187.865
A la República	6.500.000
A los entes descentralizados sin fines empresariales para sus gastos	54.487.865
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	100.000
A instituciones de protección social	100.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector público	3.160.000
A los entes descentralizados sin fines empresariales	3.060.000
A instituciones de protección social	100.000
Al sector externo	700.000
Donaciones corrientes al exterior	700.000
A organismos internacionales	700.000
GASTOS DE CAPITAL	**179.899.710**
INVERSIÓN REAL DIRECTA	179.899.710
Formación bruta de capital fijo	167.302.610
Edificios e instalaciones	35.876.800
Maquinaria, equipos y otros bienes muebles	127.309.100
Construcciones de bienes de dominio privado	1.591.350
Construcciones de bienes de dominio público	2.525.360
Bienes intangibles	12.597.100
APLICACIONES FINANCIERAS	**3.500.000**
DISMINUCIÓN DE PASIVOS	3.500.000
Disminución de cuentas y efectos por pagar	3.500.000
Disminución de cuentas y efectos por pagar a corto plazo	3.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000.000
Disminución de efectos por pagar a proveedores a corto plazo	2.500.000
TOTAL GASTOS	**875.735.000**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121279	Construcción, conservación, mejoras, funcionamiento de las Capitanías de Puerto y Delegaciones del INEA.	actividad			90	362.687.850				362.687.850
121393	Gestión Sustentable, Conservación, Protección y desarrollo de las Orillas, Márgenes y Riveras de Mar, Lagos, Ríos y Porciones Navegables	actividad			1.745	21.788.170				21.788.170
121571	Mantenimiento de la Plataforma Tecnológica y de Telecomunicaciones del INEA	Plataforma tecnológica			78	7.589.430				7.589.430
121623	Consolidar el Sistema de Gestión de Recaudación del INEA	unidad			28	4.263.330				4.263.330
121699	Fortalecer el Desarrollo de la Infraestructura, Equipos y Capacitación del Sector Acuático a Través del Fondo de Desarrollo Acuático - FONDA	financiamiento			1.854	293.762.670				293.762.670
TOTAL						**690.091.450**				**690.091.450**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras	89.911.420				89.911.420
02	Gestión Administrativa	86.342.730				86.342.730
03	Previsión y Protección Social	9.139.400				9.139.400
07	Protección y Atención Integral a las Familias y Personas en los Refugios en Caso de Emergencias o Desastres	250.000				250.000
	TOTAL	**185.643.550**				**185.643.550**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**67**	**156**		**223**	**21.844.340**		**21.844.340**
Alto Nivel y de Dirección		1		1	155.080		155.080
Directivo	61	132		193	20.292.560		20.292.560
Obrero	6	23		29	1.396.700		1.396.700
Personal Contratado	**346**	**587**		**933**	**53.245.250**		**53.245.250**
Profesional y Técnico	239	360		599	34.184.250		34.184.250
Personal Administrativo	107	227		334	19.061.000		19.061.000
TOTAL	**413**	**743**		**1.156**	**75.089.590**		**75.089.590**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**3**	**6**	**9**	**712.770**
Empleados	3	6	9	712.770
Jubilados	**5**	**11**	**16**	**1.926.630**
Empleados	5	11	16	1.926.630
TOTAL	**8**	**17**	**25**	**2.639.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	372.073.060
4.02	Materiales, Suministros y Mercancías	32.126.363
4.03	Servicios No Personales	177.268.602
4.04	Activos Reales	179.899.710
4.07	Transferencias y Donaciones	88.367.265
4.08	Otros Gastos	22.500.000
4.11	Disminución de Pasivos	3.500.000
	TOTAL	**875.735.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**649.349.251**
INGRESOS CORRIENTES ORDINARIOS	649.349.251
INGRESOS NO TRIBUTARIOS	626.079.747
Tasas	506.094.966
Ingresos por contribuciones especiales	119.984.781
INGRESOS DE OPERACIÓN	8.463.306
Otros ingresos de operación	8.463.306
INGRESOS DE LA PROPIEDAD	14.806.198
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	14.806.198
Concesiones de bienes y servicios	14.806.198
1.2 GASTOS CORRIENTES	**692.335.290**
GASTOS DE CONSUMO	603.968.025
Remuneraciones	372.073.060
Sueldos, salarios y otras retribuciones	76.791.590
Beneficios y complementos de sueldos y salarios	153.387.000
Aportes patronales	21.482.700
Prestaciones sociales y otras indemnizaciones	47.554.150
Asistencia socioeconómica	72.857.620
Compra de bienes y servicios	168.951.177
Bienes de consumo	32.126.363
Servicios no personales	136.824.814
Impuestos indirectos	40.443.788
Depreciación y amortización	22.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	88.367.265
Al sector privado	23.319.400
Transferencias corrientes al sector privado	2.739.400
Directas a personas	2.639.400
Pensiones y otros beneficios asociados	712.770
Jubilaciones y otros beneficios asociados	1.926.630
Otras transferencias corrientes internas al sector privado	100.000
Donaciones corrientes al sector privado	20.580.000
Donaciones a personas	2.180.000
Donaciones a instituciones sin fines de lucro	18.400.000
Al sector público	64.347.865
Transferencias corrientes al sector público	61.187.865
A la República	6.500.000
A los entes descentralizados sin fines empresariales para sus gastos	54.487.865
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	100.000
A instituciones de protección social	100.000
Donaciones corrientes al sector público	3.160.000
A los entes descentralizados sin fines empresariales	3.060.000
A instituciones de protección social	100.000
Al sector externo	700.000
Donaciones corrientes al exterior	700.000
A organismos internacionales	700.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(42.986.039)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(20.486.039)**
RECURSOS PROPIOS DE CAPITAL	(20.486.039)
Ahorro/ Desahorro en cuenta corriente	(42.986.039)
Incremento de la depreciación y amortización acumuladas	22.500.000
2.2 GASTOS DE CAPITAL	**179.899.710**
INVERSIÓN REAL DIRECTA	179.899.710
Formación bruta de capital fijo	167.302.610
Edificios e instalaciones	35.876.800
Maquinaria, equipos y otros bienes muebles	127.309.100
Construcciones de bienes de dominio privado	1.591.350
Construcciones de bienes de dominio público	2.525.360
Bienes intangibles	12.597.100
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(200.385.749)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**203.885.749**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	142.003.486
Disminución de otros activos financieros	142.003.486
Disminución de disponibilidades	142.003.486
Disminución de bancos	58.986.331
Disminución de inversiones temporales	83.017.155

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
INCREMENTO DE PASIVOS	61.882.263
Incremento de cuentas y efectos por pagar	61.882.263
Incremento de cuentas y efectos por pagar a corto plazo	26.892.058
Incremento de sueldos, salarios y otras remuneraciones por pagar	25.210.287
Incremento de aportes patronales y retenciones laborales por pagar	1.681.771
Incremento de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	1.681.771
Incremento de otras cuentas y efectos por pagar	34.990.205
Incremento de otras cuentas por pagar a corto plazo	34.990.205
3.2 APLICACIONES FINANCIERAS	**203.885.749**
DISMINUCIÓN DE PASIVOS	3.500.000
Disminución de cuentas y efectos por pagar	3.500.000
Disminución de cuentas y efectos por pagar a corto plazo	3.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.000.000
Disminución de efectos por pagar a proveedores a corto plazo	2.500.000
DÉFICIT FINANCIERO	200.385.749

A0939

Instituto Nacional de Aeronáutica Civil (INAC)

INSTITUTO NACIONAL DE AERONÁUTICA CIVIL (INAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Aeronáutica Civil (INAC), desempeña desde el punto de vista normativo, tres funciones primordiales de la actividad aeronáutica, las cuales son: la aplicación y desarrollo del sistema de fiscalización y regulación, proveer servicios que impacten directamente en la seguridad operacional del sistema y planificar la distribución del espacio aéreo nacional para alcanzar los más altos niveles de optimización en cuanto al empleo aerocomercial del modo de transporte aéreo.

Para el año 2014 el Instituto Nacional de Aeronáutica Civil (INAC), estima mantener una política de racionalización y discrecionalidad del gasto suntuario, y a su vez, siguiendo los lineamientos en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, planteándose la consecución de la ejecución de dos proyectos:

- Optimización de la Gestión de los Servicios para la Navegación Aérea VI:
  Con este proyecto se prevé optimizar la seguridad del sistema aeronáutico a nivel nacional y efectuar oportunamente el mantenimiento y conservación de la infraestructura aeroportuaria, equipos electromecánicos y los sistemas de apoyo a la navegación aérea.
- Fortalecimiento de la Seguridad Aeronáutica VI:
  El objetivo de este proyecto está dirigido hacia el perfeccionamiento de los niveles de seguridad, en atención a las normas y métodos recomendados por la Organización de Aviación Civil Internacional (OACI).

En el mismo orden de ideas, es de especial relevancia dentro de la política de atención integral a sus trabajadoras y trabajadores, mediante el mejoramiento de las pólizas de hospitalización cirugía y maternidad, el programa de ticket de alimentación, planes vacacionales para sus hijos, ayuda por matrimonio, por nacimiento y la implementación de la beca escolar y el beneficio de guardería a los hijos de los trabajadores empleados.

De igual forma, como parte del aporte y acercamiento a la colectividad en general el Instituto Nacional de Aeronáutica Civil (INAC) prevé fomentar la participación ciudadana a nivel nacional a través de la prestación de servicios sociales y/o actividades dirigidas a las comunidades más vulnerables, así como atender oportunamente las peticiones de los funcionarios y personas externas, brindar bienestar integral a cada ciudadano albergado en refugios dependientes del Instituto.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.085.266.273**
INGRESOS CORRIENTES ORDINARIOS	1.085.255.873
INGRESOS NO TRIBUTARIOS	353.785.843
Tasas	353.785.843
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	705.259.024
Venta de otros bienes y servicios	705.259.024
INGRESOS DE OPERACIÓN	4.912.254
Otros ingresos de operación	4.912.254
INGRESOS DE LA PROPIEDAD	1.756.441
Intereses	1.756.441
Intereses internos	1.756.441
Intereses por depósitos	1.756.441
TRANSFERENCIAS CORRIENTES	10.500.000
Transferencias corrientes del sector público	10.500.000
Transferencias corrientes internas recibidas del sector público	10.500.000
De la República	10.500.000
OTROS INGRESOS	9.042.311
Otros ingresos ajenos a la operación	8.783.582
Otros ingresos ordinarios	258.729
INGRESOS CORRIENTES EXTRAORDINARIOS	10.400
INGRESOS POR OPERACIONES DIVERSAS	10.400
Otros ingresos extraordinarios	10.400
INGRESOS DE CAPITAL	**26.094.717**
RECURSOS PROPIOS DE CAPITAL	26.094.717
Incremento de la depreciación y amortización acumuladas	26.094.717

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
FUENTES DE FINANCIAMIENTO	**104.905.451**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	104.905.451
Disminución de otros activos financieros	104.905.451
Disminución de disponibilidades	14.905.451
Disminución de bancos	14.905.451
Disminución de cuentas por cobrar a corto plazo	90.000.000
Disminución de cuentas comerciales por cobrar a corto plazo	90.000.000
TOTAL RECURSOS	**1.216.266.441**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.069.080.660**
GASTOS DE CONSUMO	1.040.669.104
Remuneraciones	702.430.262
Sueldos, salarios y otras retribuciones	136.623.261
Beneficios y complementos de sueldos y salarios	257.670.120
Aportes patronales	35.800.886
Prestaciones sociales y otras indemnizaciones	63.420.568
Asistencia socioeconómica	208.915.427
Compra de bienes y servicios	272.289.016
Bienes de consumo	56.162.690
Servicios no personales	216.126.326
Impuestos indirectos	39.855.109
Depreciación y amortización	26.094.717
TRANSFERENCIAS Y DONACIONES CORRIENTES	28.411.556
Al sector privado	6.670.508
Transferencias corrientes al sector privado	5.170.508
Directas a personas	5.170.508
Pensiones y otros beneficios asociados	768.120
Jubilaciones y otros beneficios asociados	4.215.188
Otras transferencias directas a personas	187.200
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.500.000
Al sector público	15.600.000
Transferencias corrientes al sector público	15.000.000
A la República	15.000.000
Donaciones corrientes al sector público	600.000
A la República	600.000
Al sector externo	6.141.048
Transferencias corrientes al exterior	6.141.048
A organismos internacionales	6.141.048

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**135.792.405**
INVERSIÓN REAL DIRECTA	135.792.405
Formación bruta de capital fijo	132.020.507
Maquinaria, equipos y otros bienes muebles	129.640.507
Construcciones de bienes de dominio privado	2.380.000
Bienes intangibles	3.771.898
APLICACIONES FINANCIERAS	**11.393.376**
DISMINUCIÓN DE PASIVOS	11.393.376
Disminución de cuentas y efectos por pagar	11.393.376
Disminución de cuentas y efectos por pagar a corto plazo	11.393.376
Disminución cuentas por pagar a proveedores a corto plazo	11.393.376
TOTAL GASTOS	**1.216.266.441**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121648	Fortalecimiento de la Seguridad Aeronáutica VI	certificado			26.056	28.981.519				28.981.519
121733	Optimización de la Gestión de los Servicios para la Navegación Aérea VI	mantenimiento			54.408	171.449.066				171.449.066
	TOTAL					**200.430.585**				**200.430.585**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	705.122.266	10.500.000			715.622.266
02	Gestión administrativa	291.708.300				291.708.300
03	Previsión y protección social	5.170.508				5.170.508
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	3.334.782				3.334.782
	TOTAL	**1.005.335.856**	**10.500.000**			**1.015.835.856**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**738**	**1.101**		**1.839**	**125.991.242**	**6.930.802**	**132.922.044**
Profesional y Técnico	634	906		1.540	103.959.950	5.813.701	109.773.651
Personal Administrativo	83	72		155	9.888.711	585.145	10.473.856
Obrero	21	123		144	12.142.581	531.956	12.674.537
Personal Contratado	**63**	**88**		**151**	**10.632.019**		**10.632.019**
Profesional y Técnico	39	53		92	5.830.986		5.830.986
Personal Administrativo	24	35		59	4.801.033		4.801.033
TOTAL	**801**	**1.189**		**1.990**	**136.623.261**	**6.930.802**	**143.554.063**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**	**2**	**4**	**768.120**
Empleados	2	2	4	768.120
Jubilados	**25**	**23**	**48**	**4.215.188**
Empleados	25	23	48	4.215.188
TOTAL	**27**	**25**	**52**	**4.983.308**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	702.430.262
4.02	Materiales, suministros y mercancías	56.162.690
4.03	Servicios no personales	255.981.435
4.04	Activos reales	135.792.405
4.07	Transferencias y donaciones	28.411.556
4.08	Otros gastos	26.094.717
4.11	Disminución de pasivos	11.393.376
	TOTAL	**1.216.266.441**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.085.266.273**
INGRESOS CORRIENTES ORDINARIOS	1.085.255.873
INGRESOS NO TRIBUTARIOS	353.785.843
Tasas	353.785.843
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	705.259.024
Venta de otros bienes y servicios	705.259.024
INGRESOS DE OPERACIÓN	4.912.254
Otros ingresos de operación	4.912.254
INGRESOS DE LA PROPIEDAD	1.756.441
Intereses	1.756.441
Intereses internos	1.756.441
Intereses por depósitos	1.756.441
TRANSFERENCIAS CORRIENTES	10.500.000
Transferencias corrientes del sector público	10.500.000
Transferencias corrientes internas recibidas del sector público	10.500.000
De la República	10.500.000
Ministerio del Poder Popular para Transporte Acuático y Aéreo	10.500.000
Recursos Ordinarios	10.500.000
OTROS INGRESOS	9.042.311
Otros ingresos ajenos a la operación	8.783.582
Otros ingresos ordinarios	258.729
INGRESOS CORRIENTES EXTRAORDINARIOS	10.400
INGRESOS POR OPERACIONES DIVERSAS	10.400
Otros ingresos extraordinarios	10.400

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1.2 GASTOS CORRIENTES	**1.069.080.660**
GASTOS DE CONSUMO	1.040.669.104
Remuneraciones	702.430.262
Sueldos, salarios y otras retribuciones	136.623.261
Beneficios y complementos de sueldos y salarios	257.670.120
Aportes patronales	35.800.886
Prestaciones sociales y otras indemnizaciones	63.420.568
Asistencia socioeconómica	208.915.427
Compra de bienes y servicios	272.289.016
Bienes de consumo	56.162.690
Servicios no personales	216.126.326
Impuestos indirectos	39.855.109
Depreciación y amortización	26.094.717
TRANSFERENCIAS Y DONACIONES CORRIENTES	28.411.556
Al sector privado	6.670.508
Transferencias corrientes al sector privado	5.170.508
Directas a personas	5.170.508
Pensiones y otros beneficios asociados	768.120
Jubilaciones y otros beneficios asociados	4.215.188
Otras transferencias directas a personas	187.200
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.500.000
Al sector público	15.600.000
Transferencias corrientes al sector público	15.000.000
A la República	15.000.000
Donaciones corrientes al sector público	600.000
A la República	600.000
Al sector externo	6.141.048
Transferencias corrientes al exterior	6.141.048
A organismos internacionales	6.141.048
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**16.185.613**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**42.280.330**
RECURSOS PROPIOS DE CAPITAL	42.280.330
Ahorro/ Desahorro en cuenta corriente	16.185.613
Incremento de la depreciación y amortización acumuladas	26.094.717
2.2 GASTOS DE CAPITAL	**135.792.405**
INVERSIÓN REAL DIRECTA	135.792.405
Formación bruta de capital fijo	132.020.507
Maquinaria, equipos y otros bienes muebles	129.640.507
Construcciones de bienes de dominio privado	2.380.000
Bienes intangibles	3.771.898
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(93.512.075)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**104.905.451**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	104.905.451
Disminución de otros activos financieros	104.905.451
Disminución de disponibilidades	14.905.451
Disminución de bancos	14.905.451
Disminución de cuentas por cobrar a corto plazo	90.000.000
Disminución de cuentas comerciales por cobrar a corto plazo	90.000.000
3.2 APLICACIONES FINANCIERAS	**104.905.451**
DISMINUCIÓN DE PASIVOS	11.393.376
Disminución de cuentas y efectos por pagar	11.393.376
Disminución de cuentas y efectos por pagar a corto plazo	11.393.376
Disminución cuentas por pagar a proveedores a corto plazo	11.393.376
DÉFICIT FINANCIERO	93.512.075

67

Ministerio del Poder Popular para Transporte Terrestre

Ministerio del Poder Popular para Transporte Terrestre

A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)

A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)

A0659 Instituto de Ferrocarriles del Estado (IFE)

A0330

Fundación Fondo Nacional de Transporte Urbano (FONTUR)

FUNDACIÓN FONDO NACIONAL DE TRANSPORTE URBANO (FONTUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Fondo Nacional de Transporte Urbano (FONTUR), tiene como actividades principales planificar, dirigir, coordinar y supervisar la implementación del sistema del subsidio estudiantil en las diferentes localidades del Territorio Nacional, así como la promoción, fomento, apoyo y financiamiento de programas y proyectos orientados a mejorar la calidad y eficiencia del transporte urbano, a través del fortalecimiento institucional de los diferentes niveles del sector público, inversión física en obras, servicios y equipos relacionados con el mejoramiento del transporte urbano.

Para llevar a cabo las directrices antes planteadas, el ente debe cumplir con las políticas y normas requeridas por las Instituciones Nacionales (Ministerio del Poder Popular de Finanzas, Oficina Nacional de Presupuesto y Ministerio del Poder Popular para Transporte Terrestre), entre otros.

En este sentido, la Fundación Fondo Nacional de Transporte Urbano (FONTUR), dirigirá su política a la promoción, financiamiento y ejecución de programas, proyectos y obras para el transporte urbano y suburbano, así como la rehabilitación y conservación mayor de la red vial del país y desarrollo del transporte masivo, en concordancia con el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, que enmarca la creación de empresas estatales de transporte que permitan mejorar el servicio público a los usuarios, desplazando el viejo parque automotor de alto consumo de combustible, coadyuvando en la promoción del III Objetivo Histórico: "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la gran potencia naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América", con el fin de contribuir en la optimización de los niveles de vida de la población.

A los fines de alcanzar las metas y objetivos propuestos para el año 2014, la institución, tiene previsto la ejecución de proyectos que garanticen la consecución de los mismos, entre los cuales se señalan:

- Gestión y Conservación de la Red Vial Principal Vial III.
- Pasaje Preferencial Estudiantil.
- Mantenimiento de Vías Expresas Nivel Nacional.
- Rehabilitación y Mantenimiento de la Infraestructura Vial Urbana.
- Renovación de Flota de Transporte Público.
- Transporte Masivo.
- Fortalecimiento Institucional.
- Administración y Mantenimiento de Peajes a Nivel Nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**708.132.930**
INGRESOS CORRIENTES ORDINARIOS	708.132.930
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	154.092.640
Venta de otros bienes y servicios	154.092.640
INGRESOS DE OPERACIÓN	45.000.000
Otros ingresos de operación	45.000.000
TRANSFERENCIAS CORRIENTES	509.040.290
Transferencias corrientes del sector público	509.040.290
Transferencias corrientes internas recibidas del sector público	509.040.290
De la República	226.094.452
De los entes descentralizados con fines empresariales petroleros	282.945.838
INGRESOS DE CAPITAL	**1.394.400**
RECURSOS PROPIOS DE CAPITAL	1.394.400
Incremento de la depreciación y amortización acumuladas	1.394.400
FUENTES DE FINANCIAMIENTO	**2.732.029.146**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.732.029.146
Disminución de otros activos financieros	2.732.029.146
Disminución de disponibilidades	10.000.000
Disminución de bancos	10.000.000
Disminución de fondos en avance, en anticipo y en fideicomiso	2.722.029.146
Disminución de fondos en fideicomiso	2.722.029.146
TOTAL RECURSOS	**3.441.556.476**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**2.606.835.948**
GASTOS DE CONSUMO	590.481.183
Remuneraciones	358.383.775
Sueldos, salarios y otras retribuciones	78.540.606
Beneficios y complementos de sueldos y salarios	160.999.641
Aportes patronales	12.674.023
Prestaciones sociales y otras indemnizaciones	17.946.034
Asistencia socioeconómica	88.223.471
Compra de bienes y servicios	230.703.008
Bienes de consumo	20.499.241
Servicios no personales	210.203.767
Depreciación y amortización	1.394.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.016.354.765
Al sector privado	46.366.011
Transferencias corrientes al sector privado	46.366.011
Directas a personas	5.241.823
Pensiones y otros beneficios asociados	1.484.157
Jubilaciones y otros beneficios asociados	3.757.666
Otras transferencias corrientes internas al sector privado	41.124.188
Al sector público	1.969.988.754
Transferencias corrientes al sector público	27.350.597
A entes descentralizados con fines empresariales no petroleros	27.350.597
Donaciones corrientes al sector público	1.942.638.157
Al Poder Estadal	1.942.638.157

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**454.916.827**
INVERSIÓN REAL DIRECTA	454.916.827
Formación bruta de capital fijo	454.916.827
Maquinaria, equipos y otros bienes muebles	149.498.117
Construcciones de bienes de dominio público	305.418.710
APLICACIONES FINANCIERAS	**379.803.701**
INVERSIÓN FINANCIERA	43.904.147
Incremento de otros activos financieros	43.904.147
Incremento de otras cuentas por cobrar a corto plazo	43.904.147
DISMINUCIÓN DE PASIVOS	335.899.554
Disminución de cuentas y efectos por pagar	329.099.554
Disminución de cuentas y efectos por pagar a corto plazo	329.099.554
Disminución de sueldos, salarios y otras remuneraciones por pagar	958.062
Disminución de aportes patronales y retenciones laborales por pagar	520.625
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	520.625
Disminución cuentas por pagar a proveedores a corto plazo	441.941
Disminución de efectos por pagar a contratistas a corto	327.178.926
Disminución de otros pasivos	6.800.000
Disminución de obligaciones de ejercicios anteriores	6.800.000
TOTAL GASTOS	**3.441.556.476**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122493	Gestión y Conservación de la Red Vial Principal Vial III	kilómetro			76	394.922.854				394.922.854
122549	Pasaje Preferencial Estudiantil	estudiante	2.883.214	2.848.822	5.732.036				154.334.094	154.334.094
122550	Mantenimiento de Vías Expresas Nivel Nacional	kilómetro			600				6.516.328	6.516.328
122552	Rehabilitación y Mantenimiento de la Infraestructura Vial Urbana	kilómetro			8	25.938.568			35.325.359	61.263.927
122562	Fortalecimiento Institucional	curso			114	4.000.044				4.000.044
122643	Renovación de Flota de Transporte Público	vehículo			1.160	1.942.638.157			86.770.057	2.029.408.214
122716	Transporte Masivo	convenio			8	27.350.597				27.350.597
122718	Administración y Mantenimiento de Peajes a Nivel Nacional	estación			20	113.134.578				113.134.578
	TOTAL					**2.507.984.798**			**282.945.838**	**2.790.930.636**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras	65.910.041	214.852.629			280.762.670
02	Gestión Administrativa	358.621.347	6.000.000			364.621.347
03	Previsión y Protección Social		5.241.823			5.241.823
	TOTAL	**424.531.388**	**226.094.452**			**650.625.840**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**323**	**262**	**73**	**658**	**21.109.138**	**6.295.385**	**27.404.523**
Alto Nivel y de Dirección		1		1	10.449		10.449
Directivo	9	10		19	1.045.008	314.769	1.359.777
Profesional y Técnico	200	126	36	362	11.187.843	3.336.554	14.524.397
Personal Administrativo	114	125	37	276	8.865.838	2.644.062	11.509.900
Personal Contratado	**837**	**1.400**		**2.237**	**57.431.468**		**57.431.468**
Profesional y Técnico	306	544		850	21.823.958		21.823.958
Personal Administrativo	531	856		1.387	35.607.510		35.607.510
TOTAL	**1.160**	**1.662**	**73**	**2.895**	**78.540.606**	**6.295.385**	**84.835.991**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**7**	**6**	**13**	**1.484.157**
Empleados	7	6	13	1.484.157
Jubilados	**23**	**11**	**34**	**3.757.666**
Empleados	23	11	34	3.757.666
TOTAL	**30**	**17**	**47**	**5.241.823**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	358.383.775
4.02	Materiales, Suministros y Mercancías	20.499.241
4.03	Servicios No Personales	210.203.767
4.04	Activos Reales	454.916.827
4.05	Activos Financieros	43.904.147
4.07	Transferencias y Donaciones	2.016.354.765
4.08	Otros Gastos	1.394.400
4.11	Disminución de Pasivos	335.899.554
	TOTAL	**3.441.556.476**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**708.132.930**
INGRESOS CORRIENTES ORDINARIOS	708.132.930
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	154.092.640
Venta de otros bienes y servicios	154.092.640
INGRESOS DE OPERACIÓN	45.000.000
Otros ingresos de operación	45.000.000
TRANSFERENCIAS CORRIENTES	509.040.290
Transferencias corrientes del sector público	509.040.290
Transferencias corrientes internas recibidas del sector público	509.040.290
De la República	226.094.452
Ministerio del Poder Popular para Transporte Terrestre	
Gastos de Funcionamiento	226.094.452
Recursos Ordinarios	226.094.452
De los entes descentralizados con fines empresariales petroleros	282.945.838
1.2 GASTOS CORRIENTES	**2.606.835.948**
GASTOS DE CONSUMO	590.481.183
Remuneraciones	358.383.775
Sueldos, salarios y otras retribuciones	78.540.606
Beneficios y complementos de sueldos y salarios	160.999.641
Aportes patronales	12.674.023
Prestaciones sociales y otras indemnizaciones	17.946.034
Asistencia socioeconómica	88.223.471
Compra de bienes y servicios	230.703.008
Bienes de consumo	20.499.241
Servicios no personales	210.203.767
Depreciación y amortización	1.394.400

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.016.354.765
Al sector privado	46.366.011
Transferencias corrientes al sector privado	46.366.011
Directas a personas	5.241.823
Pensiones y otros beneficios asociados	1.484.157
Jubilaciones y otros beneficios asociados	3.757.666
Otras transferencias corrientes internas al sector privado	41.124.188
Al sector público	1.969.988.754
Transferencias corrientes al sector público	27.350.597
A entes descentralizados con fines empresariales no petroleros	27.350.597
Donaciones corrientes al sector público	1.942.638.157
Al Poder Estadal	1.942.638.157
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : DESAHORRO	**(1.898.703.018)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(1.897.308.618)**
RECURSOS PROPIOS DE CAPITAL	(1.897.308.618)
Desahorro en cuenta corriente	(1.898.703.018)
Incremento de la depreciación y amortización acumuladas	1.394.400
2.2 GASTOS DE CAPITAL	**454.916.827**
INVERSIÓN REAL DIRECTA	454.916.827
Formación bruta de capital fijo	454.916.827
Maquinaria, equipos y otros bienes muebles	149.498.117
Construcciones de bienes de dominio público	305.418.710
2.3 RESULTADO FINANCIERO : DÉFICIT	**(2.352.225.445)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**2.732.029.146**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.732.029.146
Disminución de otros activos financieros	2.732.029.146
Disminución de disponibilidades	10.000.000
Disminución de bancos	10.000.000
Disminución de fondos en avance, en anticipo y en fideicomiso	2.722.029.146
Disminución de fondos en fideicomiso	2.722.029.146
3.2 APLICACIONES FINANCIERAS	**2.732.029.146**
INVERSIÓN FINANCIERA	43.904.147
Incremento de otros activos financieros	43.904.147
Incremento de otras cuentas por cobrar a corto plazo	43.904.147
DISMINUCIÓN DE PASIVOS	335.899.554
Disminución de cuentas y efectos por pagar	329.099.554
Disminución de cuentas y efectos por pagar a corto plazo	329.099.554
Disminución de sueldos, salarios y otras remuneraciones por pagar	958.062
Disminución de aportes patronales y retenciones laborales por pagar	520.625
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	520.625
Disminución cuentas por pagar a proveedores a corto plazo	441.941
Disminución de efectos por pagar a contratistas a corto	327.178.926
Disminución de otros pasivos	6.800.000
Disminución de obligaciones de ejercicios anteriores	6.800.000
DÉFICIT FINANCIERO	2.352.225.445

A0367

Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)

FUNDACIÓN LABORATORIO NACIONAL DE VIALIDAD (FUNDALANAVIAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Organización altamente especializada en satisfacer las necesidades de sus clientes y usuarios, a través de la gestión efectiva de servicios de control de calidad en obras de infraestructura y suministro asfáltico, mediante consultorías, normalización, certificación, inspección, investigación, desarrollo tecnológico, transferencia de conocimientos, innovaciones, experiencias, y capacitación de recurso humano, contribuyendo con el progreso y desarrollo sustentable del país y con el bienestar de los ciudadanos.

Tiene como compromiso brindarle al país, servicios de ensayos de laboratorios en las áreas de suelo, concreto y asfalto, estudios y proyectos, aseguramiento y control de calidad, inspección, asesorías e investigación en obras de infraestructura, con estándares normativas de calidad, nacionales e internacionales, avalados por resultados confiables y con personal técnicamente competente y familiarizados con la documentación de calidad implementada, a fin de lograr la mejora continua de la eficacia del Sistema de Gestión de la Calidad.

La Fundación Laboratorio Nacional de Vialidad, tiene como política para el ejercicio económico financiero 2014, la distribución justa, oportuna y transparente de los recursos, enmarcados en los objetivos contenidos en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, previendo el fortalecimiento de la capacitación del recurso humano, así como el desarrollo armónico sustentable y eficiente del modelo productivo socialista, a través de la mejora continua de los servicios de inspección, aseguramiento del control de la calidad, asesoría e investigación en obras de infraestructura, ensayos de laboratorios en las áreas de suelo, asfalto, concreto y metales, garantizando resultados confiables y la competitividad del personal, siempre comprometido con los estándares normativos de calidad, bajo el enfoque de la Norma ISO 9001 e ISO/IEC 17025.

A los fines de alcanzar las metas y objetivos propuestos para el año 2014, la institución, tiene previsto la ejecución de proyectos que garanticen la consecución de los mismos, entre los cuales se señalan:

- Fortalecimiento de la Superestructura Tecnológico - Logístico
- Fortalecimiento de la Cultura de la Calidad en la Prestación de Servicios
- Laboratorio de Metales y Ensayos no Destructivos (END)
- Centro de Formación y Capacitación Socialista "Simón Rodríguez"
- Centro de Documentación y Divulgación "José Martí"

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**217.262.969**
INGRESOS CORRIENTES ORDINARIOS	217.262.969
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	201.275.675
Venta de otros bienes y servicios	201.275.675
TRANSFERENCIAS CORRIENTES	15.987.294
Transferencias corrientes del sector público	15.987.294
Transferencias corrientes internas recibidas del sector público	15.987.294
De la República	15.987.294
INGRESOS DE CAPITAL	**3.791.265**
RECURSOS PROPIOS DE CAPITAL	3.791.265
Incremento de la depreciación y amortización acumuladas	3.791.265
TOTAL RECURSOS	**221.054.234**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**167.913.602**
GASTOS DE CONSUMO	166.311.391
Remuneraciones	93.332.586
Sueldos, salarios y otras retribuciones	19.401.901
Beneficios y complementos de sueldos y salarios	21.899.628
Aportes patronales	1.538.193
Prestaciones sociales y otras indemnizaciones	5.825.916
Asistencia socioeconómica	21.329.242
Otros gastos de personal	23.337.706
Compra de bienes y servicios	57.679.210
Bienes de consumo	10.448.050
Servicios no personales	47.231.160
Impuestos indirectos	11.508.330
Depreciación y amortización	3.791.265
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.602.211
Al sector privado	1.602.211
Transferencias corrientes al sector privado	102.211
Directas a personas	102.211
Pensiones y otros beneficios asociados	102.211
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.000.000
Donaciones a instituciones sin fines de lucro	300.000
Donaciones corrientes a Consejos Comunales	200.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**32.275.632**
INVERSIÓN REAL DIRECTA	32.275.632
Formación bruta de capital fijo	32.275.632
Maquinaria, equipos y otros bienes muebles	17.775.632
Construcciones de bienes de dominio privado	14.500.000
APLICACIONES FINANCIERAS	**20.865.000**
DISMINUCIÓN DE PASIVOS	20.865.000
Disminución de cuentas y efectos por pagar	20.865.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	20.865.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	20.865.000
TOTAL GASTOS	**221.054.234**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122943	Fortalecimiento de la Superestructura Tecnológico Logístico	equipo			300	50.769.600				50.769.600
123113	Centro de Documentación y Divulgación José Martí	documento			3.100	1.624.000				1.624.000
123205	Centro de Formación y Capacitación Socialista Simón Rodríguez	curso			120	3.557.600				3.557.600
123213	Fortalecimiento de la Cultura de la Calidad en la Prestación de Servicios	Persona capacitada	63	87	150	10.892.000				10.892.000
123250	Laboratorio de Metales y Ensayos No Destructivos (END)	laboratorio			1	12.087.040				12.087.040
TOTAL						**78.930.240**				**78.930.240**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y Coordinación de los Gastos de los Trabajadores y Trabajadoras	76.845.292	15.987.294			92.832.586
02	Gestión Administrativa	49.189.197				49.189.197
03	Previsión y Protección Social	102.211				102.211
	TOTAL	**126.136.700**	**15.987.294**			**142.123.994**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**95**	**153**		**248**	**14.971.031**		**14.971.031**
Alto Nivel y de Dirección		1		1	154.864		154.864
Directivo	5	12		17	1.420.531		1.420.531
Profesional y Técnico	40	74		114	6.557.405		6.557.405
Personal Administrativo	50	66		116	6.838.231		6.838.231
Personal Contratado	**42**	**25**		**67**	**3.669.517**		**3.669.517**
Profesional y Técnico	30	15		45	2.464.601		2.464.601
Personal Administrativo	12	10		22	1.204.916		1.204.916
TOTAL	**137**	**178**		**315**	**18.640.548**		**18.640.548**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**2**		**2**	**102.211**
Empleados	2		2	102.211
TOTAL	**2**		**2**	**102.211**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	93.332.586
4.02	Materiales, Suministros y Mercancías	10.448.050
4.03	Servicios No Personales	58.739.490
4.04	Activos Reales	32.275.632
4.07	Transferencias y Donaciones	1.602.211
4.08	Otros Gastos	3.791.265
4.11	Disminución de Pasivos	20.865.000
	TOTAL	**221.054.234**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**217.262.969**
INGRESOS CORRIENTES ORDINARIOS	217.262.969
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	201.275.675
Venta de otros bienes y servicios	201.275.675
TRANSFERENCIAS CORRIENTES	15.987.294
Transferencias corrientes del sector público	15.987.294
Transferencias corrientes internas recibidas del sector público	15.987.294
De la República	
Ministerio del Poder Popular para Transporte Terrestre	15.987.294
Gastos de Funcionamiento	15.987.294
Recursos Ordinarios	15.987.294
1.2 GASTOS CORRIENTES	**167.913.602**
GASTOS DE CONSUMO	166.311.391
Remuneraciones	93.332.586
Sueldos, salarios y otras retribuciones	19.401.901
Beneficios y complementos de sueldos y salarios	21.899.628
Aportes patronales	1.538.193
Prestaciones sociales y otras indemnizaciones	5.825.916
Asistencia socioeconómica	21.329.242
Otros gastos de personal	23.337.706
Compra de bienes y servicios	57.679.210
Bienes de consumo	10.448.050
Servicios no personales	47.231.160
Impuestos indirectos	11.508.330
Depreciación y amortización	3.791.265

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.602.211
Al sector privado	1.602.211
Transferencias corrientes al sector privado	102.211
Directas a personas	102.211
Pensiones y otros beneficios asociados	102.211
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.000.000
Donaciones a instituciones sin fines de lucro	300.000
Donaciones corrientes a Consejos Comunales	200.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**49.349.367**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**53.140.632**
RECURSOS PROPIOS DE CAPITAL	53.140.632
Ahorro en cuenta corriente	49.349.367
Incremento de la depreciación y amortización acumuladas	3.791.265
2.2 GASTOS DE CAPITAL	**32.275.632**
INVERSIÓN REAL DIRECTA	32.275.632
Formación bruta de capital fijo	32.275.632
Maquinaria, equipos y otros bienes muebles	17.775.632
Construcciones de bienes de dominio privado	14.500.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**20.865.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**20.865.000**
SUPERÁVIT FINANCIERO	20.865.000
3.2 APLICACIONES FINANCIERAS	**20.865.000**
DISMINUCIÓN DE PASIVOS	20.865.000
Disminución de cuentas y efectos por pagar	20.865.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	20.865.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	20.865.000

A0659

Instituto de Ferrocarriles del Estado (IFE)

INSTITUTO DE FERROCARRILES DEL ESTADO (IFE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto de Ferrocarriles del Estado (IFE), siguiendo las orientaciones del Ejecutivo Nacional establecidos en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 - 2019, direccionará sus acciones a cumplir el Objetivo Estratégico de Profundizar la integridad nacional y la equidad socio-territorial a través de los Ejes de Desarrollo Integral: Norte Llanero, Orinoco -Apure, Occidental y Oriental, Polos de Desarrollo Socialista y Distritos Motores de Desarrollo, buscando posicionar al Instituto como un ente motor que permitiría interconectar poblaciones distantes y deprimidas y, al mismo tiempo, propiciar su incorporación al proceso productivo, elevando el nivel y la calidad de vida de sus habitantes, y por ende, realizar un importante aporte al desarrollo integral de la Nación.

En tal sentido, el Instituto de Ferrocarriles del Estado continuará impulsando el Plan Nacional de Desarrollo Ferroviario (PNDF) 2006-2030, puntualizando la etapa 2007 - 2015, para alcanzar los objetivos estratégicos institucionales, continuará con la construcción de las obras de infraestructura ferroviaria que se vienen ejecutando en el marco del referido Plan.

Así mismo, buscando elevar los niveles de equidad, eficacia, eficiencia en el modelo de prestación de servicio de transporte ferroviario que cuenta con un recurso humano capacitado y altamente comprometido con la integración Nacional y Latinoamericana, este Instituto materializa una nueva Contratación Colectiva para los años 2013-2016, lo que permitirá elevar el estatus de la calidad de vida de sus trabajadores y trabajadoras e impulsará la obtención de altos índices en el rendimiento laboral institucional.

En referencia a las Líneas que se encuentran prestando servicio comercial, el IFE ejecutará el mantenimiento de toda la infraestructura ferroviaria y de los servicios interrelacionados a la operación, de forma tal que preste un servicio de calidad, seguro, óptimo y confiable. Igualmente, continuará el proceso para la adquisición del nuevo material rodante y de la ampliación de los patios y estacionamiento del Sistema Ferroviario Central "Ezequiel Zamora", tramo Caracas - Cúa, que permitirá cubrir la demanda de servicio.

El IFE seguirá apoyando la gestión gubernamental, ofreciendo apoyos institucionales para que las familias que se vean afectadas por las construcciones de los diferentes trazados ferroviarios, sean asistidas y puedan alcanzar los objetivos de obtener mejor la calidad de vida.

En Aras de dar cumplimiento a las metas y objetivos trazados para el venidero año, el IFE plantea entre otros aspectos:

- Dar continuidad al proceso de construcción de dos (02) de los proyectos ferroviarios contenidos en el Plan Nacional de Desarrollo Ferroviario (PNDF), a saber:
    - a) Sistema Ferroviario Central "Ezequiel Zamora", Tramo Puerto Cabello-La Encrucijada
    - b) Sistema Eje Norte - Llanero "Emilio Arévalo Cedeño", tramo Tinaco-Anaco
- Garantizar la operación comercial del Sistema Ferroviario Central "Ezequiel Zamora", Tramo Caracas-Cúa, a través de la aplicación de políticas tendentes a satisfacer los requerimientos de atención a los usuarios.
- Implantar políticas sociales que mitiguen los impactos de las actividades constructivas en las comunidades aledañas a los trazados ferroviarios.
- Resguardar todos los ámbitos de la operación comercial en las áreas que prestan servicio comercial a través de la materialización del Seguro a todo riesgo de operaciones y responsabilidad civil general del IFE.
- Continuar el proceso de fortalecimiento institucional que permita adaptarse a la nueva dinámica y exigencia de la Administración Pública, en la búsqueda de la eficiencia y eficacia en la gestión.
- Implementar la aplicación de la nueva Contratación Colectiva 2013-2016 del IFE, que permita elevar los niveles de calidad de vida de sus trabajadores.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**645.338.420**
INGRESOS CORRIENTES ORDINARIOS	645.338.420
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	96.000.000
Venta de otros bienes y servicios	96.000.000
INGRESOS DE LA PROPIEDAD	3.393.307
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	3.393.307
Alquileres	3.393.307
TRANSFERENCIAS CORRIENTES	544.249.927
Transferencias corrientes del sector público	544.249.927
Transferencias corrientes internas recibidas del sector público	544.249.927
De la República	544.249.927
OTROS INGRESOS	1.695.186
Otros ingresos ordinarios	1.695.186
INGRESOS DE CAPITAL	**762.074.685**
RECURSOS PROPIOS DE CAPITAL	5.920.091
Incremento de la depreciación y amortización acumuladas	5.920.091
TRANSFERENCIAS Y DONACIONES DE CAPITAL	756.154.594
Transferencias y donaciones de capital del sector público	756.154.594
Transferencias de capital recibidas del sector público	756.154.594
De la República	756.154.594
TOTAL RECURSOS	**1.407.413.105**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**649.298.511**
GASTOS DE CONSUMO	604.630.767
Remuneraciones	478.024.827
Sueldos, salarios y otras retribuciones	81.659.017
Beneficios y complementos de sueldos y salarios	116.324.908
Aportes patronales	19.135.623
Prestaciones sociales y otras indemnizaciones	43.765.549
Asistencia socioeconómica	217.128.480
Otros gastos de personal	11.250
Compra de bienes y servicios	120.685.849
Bienes de consumo	9.432.000
Servicios no personales	111.253.849
Depreciación y amortización	5.920.091
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.667.744
Al sector privado	44.667.744
Transferencias corrientes al sector privado	44.517.744
Directas a personas	44.045.244
Pensiones y otros beneficios asociados	8.468.618
Jubilaciones y otros beneficios asociados	35.576.626
A instituciones sin fines de lucro	472.500
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000
GASTOS DE CAPITAL	**758.114.594**
INVERSIÓN REAL DIRECTA	758.114.594
Formación bruta de capital fijo	758.064.594
Maquinaria, equipos y otros bienes muebles	339.700.661
Construcciones de bienes de dominio público	418.363.933
Tierras y terrenos	50.000
TOTAL GASTOS	**1.407.413.105**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL

(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
37766	Sistema Ferroviario Central "Ezequiel Zamora", Tramo Puerto Cabello - La Encrucijada	16-07-2002	31-12-2017		418.283.933			418.283.933
112797	Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa	02-11-2011	30-06-2016		337.870.661			337.870.661
	TOTAL				**756.154.594**			**756.154.594**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
37766	Sistema Ferroviario Central "Ezequiel Zamora", Tramo Puerto Cabello - La Encrucijada	kilómetro			134		418.283.933			418.283.933
112797	Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa	kilómetro			1		337.870.661			337.870.661
	TOTAL						756.154.594			756.154.594

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		485.782.183			485.782.183
02	Gestión administrativa	107.008.584	14.000.000			121.008.584
03	Previsión y protección social		44.467.744			44.467.744
	TOTAL	**107.008.584**	**544.249.927**			**651.258.511**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**333**	**715**	**890**	**1.938**	**43.907.908**	**3.912.863**	**47.820.771**
Alto Nivel y de Dirección		1		1	20.471	277	20.748
Directivo	40	53		93	1.903.827	25.792	1.929.619
Profesional y Técnico	122	227	501	850	18.714.914	2.079.073	20.793.987
Personal Administrativo	70	215	301	586	12.902.282	1.433.337	14.335.619
Personal Médico	1	1	6	8	176.140	19.568	195.708
Obrero	100	218	82	400	10.190.274	354.816	10.545.090
Personal Contratado	**851**	**950**		**1.801**	**29.485.214**		**29.485.214**
Profesional y Técnico	530	639		1.169	19.138.376		19.138.376
Personal Administrativo	320	310		630	10.314.095		10.314.095
Personal Médico	1	1		2	32.743		32.743
TOTAL	**1.184**	**1.665**	**890**	**3.739**	**73.393.122**	**3.912.863**	**77.305.985**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**84**	**15**	**99**	**8.468.618**
Obreros	58	10	68	3.832.127
Empleados	26	5	31	4.636.491
Jubilados	**117**	**266**	**383**	**35.576.626**
Obreros	52	150	202	18.182.603
Empleados	65	116	181	17.394.023
TOTAL	**201**	**281**	**482**	**44.045.244**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de Personal	478.024.827
4.02	Materiales, Suministros y Mercancías	9.432.000
4.03	Servicios No Personales	111.253.849
4.04	Activos Reales	758.114.594
4.07	Transferencias y Donaciones	44.667.744
4.08	Otros Gastos	5.920.091
	TOTAL	**1.407.413.105**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**645.338.420**
INGRESOS CORRIENTES ORDINARIOS	645.338.420
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	96.000.000
Venta de otros bienes y servicios	96.000.000
INGRESOS DE LA PROPIEDAD	3.393.307
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	3.393.307
Alquileres	3.393.307
TRANSFERENCIAS CORRIENTES	544.249.927
Transferencias corrientes del sector público	544.249.927
Transferencias corrientes internas recibidas del sector público	544.249.927
De la República	
Ministerio del Poder Popular para Transporte Terrestre	544.249.927
Gastos de Funcionamiento	544.249.927
Recursos Ordinarios	544.249.927
OTROS INGRESOS	1.695.186
Otros ingresos ordinarios	1.695.186
1.2 GASTOS CORRIENTES	**649.298.511**
GASTOS DE CONSUMO	604.630.767
Remuneraciones	478.024.827
Sueldos, salarios y otras retribuciones	81.659.017
Beneficios y complementos de sueldos y salarios	116.324.908
Aportes patronales	19.135.623
Prestaciones sociales y otras indemnizaciones	43.765.549
Asistencia socioeconómica	217.128.480
Otros gastos de personal	11.250
Compra de bienes y servicios	120.685.849
Bienes de consumo	9.432.000
Servicios no personales	111.253.849
Depreciación y amortización	5.920.091

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.667.744
Al sector privado	44.667.744
Transferencias corrientes al sector privado	44.517.744
Directas a personas	44.045.244
Pensiones y otros beneficios asociados	8.468.618
Jubilaciones y otros beneficios asociados	35.576.626
A instituciones sin fines de lucro	472.500
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(3.960.091)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**758.114.594**
RECURSOS PROPIOS DE CAPITAL	1.960.000
Desahorro en cuenta corriente	(3.960.091)
Incremento de la depreciación y amortización acumuladas	5.920.091
TRANSFERENCIAS Y DONACIONES DE CAPITAL	756.154.594
Transferencias y donaciones de capital del sector público	756.154.594
Transferencias de capital recibidas del sector público	756.154.594
De la República	
Ministerio del Poder Popular para Transporte Terrestre	756.154.594
Ley Especial de Endeudamiento	756.154.594
- Sistema Ferroviario Central "Ezequiel Zamora", Tramo Puerto Cabello – La Encrucijada	418.283.933
- Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas -Cúa	337.870.661
2.2 GASTOS DE CAPITAL	**758.114.594**
INVERSIÓN REAL DIRECTA	758.114.594
Formación bruta de capital fijo	758.064.594
Maquinaria, equipos y otros bienes muebles	339.700.661
Construcciones de bienes de dominio público	418.363.933
Tierras y terrenos	50.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

68

Ministerio del Poder Popular para Industrias

Ministerio del Poder Popular para Industrias

A0024 Corporación Venezolana de Guayana (CVG)

A0233 Registro Nacional Único de Operadores de Sustancias Químicas Controladas

A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)

A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

A0024

Corporación Venezolana de Guayana (CVG)

CORPORACIÓN VENEZOLANA DE GUAYANA (CVG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Corporación Venezolana de Guayana (CVG), adscrita al Ministerio del Poder Popular de Industrias, creada mediante Decreto N° 430, de fecha 29 de diciembre de 1960, está orientada a cumplir con su rol planificador y promotor de un modelo de desarrollo integral, humanista y sustentable en coordinación con otras instituciones, a los fines de impulsar el nuevo modelo socio-productivo del país.

Con esta visión y en el marco de los lineamientos dictados por el Ejecutivo Nacional, la CVG, se ha convertido en la agencia de desarrollo regional, cuya responsabilidad se fundamenta en la promoción de inversiones; la planificación concertada del desarrollo y la coordinación interinstitucional de los agentes del territorio, este último, como elemento clave y necesario para la atracción de inversiones que le den coherencia a los esfuerzos que desde la región, acometen los distintos agentes territoriales, garantizando de esta manera, gobernabilidad mediante instrumentos de gestión compartida y facilitando los procesos para la realización de proyectos y programas que dinamicen el desarrollo de la Región Guayana.

- **POLÍTICA DE FINANCIAMIENTO:**

La Corporación Venezolana de Guayana, para garantizar la ejecución y cumplimiento de sus planes, proyectos y acciones centralizadas, estimó su Presupuesto de Ingresos para el ejercicio económico y financiero 2014, en atención a la fuente y cantidad siguiente:

– Recursos Propios	Bs.	5.459.653.097
– Transferencias de la República	Bs.	452.523.524
– Otras Fuentes	Bs.	274.140.728
Total	**Bs.**	**6.186.317.349**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

La Corporación Venezolana de Guayana (CVG), establece como prioridad, la eficiente ejecución de su Presupuesto de Gastos, a través de una gestión administrativa transparente y efectiva, que garantice el total cumplimiento de las disposiciones legales y técnicas vigentes, así como los objetivos y metas establecidos en los proyectos de inversión social y productiva previstos en el Plan de Inversiones de la Corporación.

La estructura de gastos a nivel de Proyectos, alcanza la cantidad de Bs. 399.290.498 y en Acciones Centralizadas por un monto de Bs. 5.787.026.851, los cuales se distribuirán a nivel de partidas, de la manera siguiente:

– Gastos de Personal	Bs.	424.412.664
– Materiales Suministros y Mercancías	Bs.	141.547.819
– Servicios No Personales	Bs.	411.101.563
– Activos Reales	Bs.	518.714.354
– Activos Financieros	Bs.	214.298.199
– Transferencias y Donaciones	Bs.	3.950.517.771
– Otros Gastos	Bs.	5.913.254
– Disminución de Pasivos	Bs.	519.811.725
Total	**Bs.**	**6.186.317.349**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Para el año 2014, la Corporación Venezolana de Guayana en el marco de los lineamientos emanados del Ejecutivo Nacional y de las políticas y líneas estratégicas de la Institución, orientará sus acciones hacia la ejecución de los proyectos siguientes:

Proyectos:

- Producción de Agua Potable y Saneamiento de Aguas Servidas en los estados Amazonas, Delta Amacuro y Sur de Anzoátegui (Soledad).
- Construcción de Viviendas en la Zona de Desarrollo de Guayana (Z. D. G.)
- Construcción, Ampliación, Reparaciones y Mejoras de Edificaciones Públicas en la Zona de Desarrollo de Guayana.
- Rehabilitación del Sistema de Protección de Inundaciones del Delta del Orinoco.
- Elaboración y Ejecución de un Programa de Desarrollo Socioproductivo para las Comunidades de los Espacios Funcionales de la Zona de Desarrollo de Guayana.
- Diseño y Construcción de una Planta para el Manejo Integral de los Desechos Industriales Almacenados y Generados por CVG, sus Empresas Tuteladas y Otras Empresas.
- Desarrollo de la Piscicultura en la Zona de Desarrollo de Guayana
- Prospección, Evaluación y Supervisión de Proyectos Mineros Bajo la Administración de CVG.
- Desarrollo Forestal en Áreas de Influencia de la Zona de Desarrollo Guayana.
- Elaboración de Estudios de Factibilidad para la Instalación y Arranque de Cinco Plantas Procesadoras de Alimentos.
- Fortalecimiento del Centro de Producción e Investigación Agrícola "Hato Gil".
- Diseño y Ejecución de un Programa de Formación Familiar en Valores Humanos a las Comunidades Ubicadas en el Estado Bolívar.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**4.982.492.662**
INGRESOS CORRIENTES ORDINARIOS	4.982.492.662
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	45.976.638
Venta de otros bienes y servicios	45.976.638
INGRESOS DE LA PROPIEDAD	276.804.928
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	276.804.928
Utilidades, rentas y dividendos entes descentralizados no petroleros	276.804.928
TRANSFERENCIAS CORRIENTES	412.227.497
Transferencias corrientes del sector público	412.227.497
Transferencias corrientes internas recibidas del sector público	412.227.497
De la República	412.227.497
OTROS INGRESOS	4.247.483.599
Otros ingresos ajenos a la operación	4.247.483.599
INGRESOS DE CAPITAL	**46.959.281**
RECURSOS PROPIOS DE CAPITAL	6.663.254
Venta y/o desincorporación de activos fijos	750.000
De activos fijos	750.000
Incremento de la depreciación y amortización acumuladas	5.913.254
TRANSFERENCIAS Y DONACIONES DE CAPITAL	40.296.027
Transferencias y donaciones de capital del sector público	40.296.027
Transferencias de capital recibidas del sector público	40.296.027
De la República	40.296.027
FUENTES DE FINANCIAMIENTO	**1.156.865.406**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.120.865.406
Disminución de otros activos financieros	1.120.865.406
Disminución de disponibilidades	157.567.784
Disminución de bancos	157.567.784

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de cuentas por cobrar a corto plazo	963.297.622
Disminución de cuentas comerciales por cobrar a corto plazo	963.297.622
INCREMENTO DE PASIVOS	36.000.000
Incremento de cuentas y efectos por pagar	36.000.000
Incremento de cuentas y efectos por pagar a corto plazo	36.000.000
Incremento de efectos por pagar a proveedores a corto plazo	36.000.000
TOTAL RECURSOS	**6.186.317.349**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**4.893.197.044**
GASTOS DE CONSUMO	942.679.273
Remuneraciones	384.116.637
Sueldos, salarios y otras retribuciones	140.729.036
Beneficios y complementos de sueldos y salarios	76.710.206
Aportes patronales	36.710.701
Prestaciones sociales y otras indemnizaciones	33.692.810
Asistencia socioeconómica	91.497.332
Otros gastos de personal	4.776.552
Compra de bienes y servicios	474.662.577
Bienes de consumo	141.547.819
Servicios no personales	333.114.758
Impuestos indirectos	77.986.805
Depreciación y amortización	5.913.254
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.950.517.771
Al sector privado	60.610.191
Transferencias corrientes al sector privado	58.485.191
Directas a personas	58.485.191
Pensiones y otros beneficios asociados	16.611.263
Jubilaciones y otros beneficios asociados	41.873.928
Donaciones corrientes al sector privado	2.125.000
Donaciones a personas	1.625.000
Donaciones a instituciones sin fines de lucro	500.000
Al sector público	3.889.907.580
Transferencias corrientes al sector público	3.878.707.580
A los entes descentralizados sin fines empresariales para sus gastos	1.100.000
A entes descentralizados con fines empresariales no petroleros	3.877.307.580
Al Poder Municipal	300.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector público	11.200.000
A la República	200.000
A los entes descentralizados sin fines empresariales	11.000.000
GASTOS DE CAPITAL	**559.010.381**
INVERSIÓN REAL DIRECTA	559.010.381
Formación bruta de capital fijo	555.560.381
Maquinaria, equipos y otros bienes muebles	126.372.132
Construcciones de bienes de dominio privado	360.412.222
Construcciones de bienes de dominio público	28.480.000
Producción propia (gastos capitalizables)	40.296.027
Remuneraciones	40.296.027
Sueldos, salarios y otras retribuciones	22.063.160
Beneficios y complementos de sueldos y salarios	7.465.392
Aportes patronales	3.865.376
Prestaciones sociales y otras indemnizaciones	5.286.222
Asistencia socioeconómica	1.615.877
Bienes intangibles	3.450.000
APLICACIONES FINANCIERAS	**734.109.924**
INVERSIÓN FINANCIERA	214.298.199
Incremento de otros activos financieros	214.298.199
Incremento de otros activos financieros no circulantes	214.298.199
DISMINUCIÓN DE PASIVOS	519.811.725
Disminución de cuentas y efectos por pagar	80.000.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	80.000.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	45.000.000
Disminución de cuentas por pagar a contratistas a mediano y largo plazo	35.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de otros pasivos	439.811.725
Disminución de obligaciones de ejercicios anteriores	439.811.725
TOTAL GASTOS	**6.186.317.349**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2013	Presupuesto 2014	2015	Posteriores	Total
99856	Producción de agua potable y saneamiento de aguas servidas en los estados Amazonas, Delta Amacuro y Sur de Anzoátegui (Soledad)	01-01-2009	31-12-2018	125.049.656	67.877.938	80.717.569	242.152.708	515.797.871
100088	Construcción de Viviendas en la Zona de Desarrollo de Guayana (Z. D. G.)	01-01-2009	31-12-2015	706.022.586	239.955.013	658.214.450		1.604.192.049
101747	Construcción, ampliación, reparaciones y mejoras de Edificaciones Públicas en la Zona de Desarrollo de Guayana.	01-01-2009	31-12-2018	112.668.178	21.617.929	3.212.758	10.163.774	147.662.639
107797	Rehabilitación del Sistema de Protección de Inundaciones del Delta del Orinoco	01-01-2010	31-12-2015	23.102.390	18.410.266	20.289.270		61.801.926
112107	Elaboración y ejecución de un programa de desarrollo socioproductivo para las comunidades de los espacios funcionales de la Zona de Desarrollo de Guayana	02-01-2011	31-12-2016	25.675.466	6.757.394	10.671.245	10.671.245	53.775.350
112113	Diseño y construcción de una Planta para el manejo integral de los desechos industriales almacenados y generados por CVG, sus Empresas Tuteladas y Otras Empresas	01-01-2011	31-12-2017	11.163.622	4.862.011	6.514.713	19.681.563	42.221.909
112125	Desarrollo de la piscicultura en la Zona de Desarrollo de Guayana	05-01-2011	31-12-2016	2.874.188	884.491	1.931.381	2.333.742	8.023.802
116147	Prospección, evaluación y supervisión de proyectos mineros bajo la administración de CVG.	01-02-2012	31-12-2018	12.532.377	5.935.478	5.797.965	17.393.895	41.659.715
116150	Desarrollo Forestal en áreas de influencia de la Zona de Desarrollo Guayana	01-01-2012	31-12-2015	33.126.106	18.265.461	36.749.137		88.140.704
119017	Elaboración de Estudios de Factibilidad para la instalación y arranque de cinco plantas procesadoras de alimentos balanceados para animales.	01-01-2013	31-12-2014	617.492	2.257.710			2.875.202
119072	Fortalecimiento del Centro de Producción e Investigación Agrícola "Hato Gil"	01-01-2013	31-12-2017	7.953.815	4.905.248	15.830.049	41.845.782	70.534.894
119077	Diseño y ejecución de un Programa de Formación Familiar en Valores Humanos a las comunidades ubicadas en el estado Bolívar	02-01-2013	31-12-2017	8.408.078	7.561.559	14.709.386	31.806.942	62.485.965
	TOTAL			**1.069.193.954**	**399.290.498**	**854.637.923**	**376.049.651**	**2.699.172.026**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
99856	Producción de agua potable y saneamiento de aguas servidas en los estados Amazonas, Delta Amacuro y Sur de Anzoátegui (Soledad)	metro cúbico			502.139.884	60.000.000	7.877.938			67.877.938
100088	Construcción de Viviendas en la Zona de Desarrollo de Guayana (Z. D. G.)	vivienda			3.544	352.290	370.723		239.232.000	239.955.013
101747	Construcción, ampliación, reparaciones y mejoras de Edificaciones Públicas en la Zona de Desarrollo de Guayana.	edificación			52	1.610.000	2.747.201		17.260.728	21.617.929
107797	Rehabilitación del Sistema de Protección de Inundaciones del Delta del Orinoco	fase			6	237.894	524.372		17.648.000	18.410.266
112107	Elaboración y ejecución de un programa de desarrollo socioproductivo para las comunidades de los espacios funcionales de la Zona de Desarrollo de Guayana	participante			10.726	1.577.500	5.179.894			6.757.394
112113	Diseño y construcción de una Planta para el manejo integral de los desechos industriales almacenados y generados por CVG, sus Empresas Tuteladas y Otras Empresas	fase			7	1.000.000	3.862.011			4.862.011
112125	Desarrollo de la piscicultura en la Zona de Desarrollo de Guayana	unidad			1.595.621	269.262	615.229			884.491
116147	Prospección, evaluación y supervisión de proyectos mineros bajo la administración de CVG.	inspección			535	2.476.436	3.459.042			5.935.478
116150	Desarrollo Forestal en áreas de influencia de la Zona de Desarrollo Guayana	hectárea			7.743	10.913.064	7.352.397			18.265.461
119017	Elaboración de Estudios de Factibilidad para la instalación y arranque de cinco plantas procesadoras de alimentos	estudio			20	2.257.710				2.257.710

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
	balanceados para animales.									
119072	Fortalecimiento del Centro de Producción e Investigación Agrícola "Hato Gil"	planta			510.000	889.383	4.015.865			4.905.248
119077	Diseño y ejecución de un Programa de Formación Familiar en Valores Humanos a las comunidades ubicadas en el estado Bolívar	fase			5	3.270.204	4.291.355			7.561.559
	TOTAL					84.853.743	40.296.027		274.140.728	399.290.498

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	50.147.569	353.742.306			403.889.875
02	Gestión administrativa	5.324.651.785				5.324.651.785
03	Previsión y protección social		58.485.191			58.485.191
	TOTAL	**5.374.799.354**	**412.227.497**			**5.787.026.851**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**780**	**1.589**		**2.369**	**102.359.257**		**102.359.257**
Alto Nivel y de Dirección	2	2		4	625.808		625.808
Directivo	63	69		132	9.549.336		9.549.336
Profesional y Técnico	351	370		721	52.159.633		52.159.633
Personal Administrativo	117	29		146	10.562.145		10.562.145
Personal Docente	22			22	1.591.556		1.591.556
Personal Médico	6	9		15	1.085.152		1.085.152
Obrero	219	1.110		1.329	26.785.627		26.785.627
Personal Contratado	**297**	**209**		**506**	**13.435.382**		**13.435.382**
Profesional y Técnico	200	122		322	8.780.419		8.780.419
Personal Administrativo	28	70		98	2.672.301		2.672.301
Personal Docente	18			18	490.831		490.831
Personal Médico	14	4		18	490.831		490.831
Obrero	37	13		50	1.001.000		1.001.000
TOTAL	**1.077**	**1.798**		**2.875**	**115.794.639**		**115.794.639**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**250**	**190**	**440**	**16.611.263**
Médicos	1		1	37.753
Obreros	34	122	156	5.889.448
Empleados	213	68	281	10.608.556
Docentes	2		2	75.506
Jubilados	**306**	**224**	**530**	**41.873.928**
Alto Nivel y de Dirección	2		2	1.351.815
Médicos	6	2	8	564.768
Empleados	296	222	518	39.816.153
Docentes	2		2	141.192
TOTAL	**556**	**414**	**970**	**58.485.191**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	424.412.664
4.02	Materiales, suministros y mercancías	141.547.819
4.03	Servicios no personales	411.101.563
4.04	Activos reales	518.714.354
4.05	Activos financieros	214.298.199
4.07	Transferencias y donaciones	3.950.517.771
4.08	Otros gastos	5.913.254
4.11	Disminución de pasivos	519.811.725
	TOTAL	**6.186.317.349**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.982.492.662**
INGRESOS CORRIENTES ORDINARIOS	4.982.492.662
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	45.976.638
Venta de otros bienes y servicios	45.976.638
INGRESOS DE LA PROPIEDAD	276.804.928
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	276.804.928
Utilidades, rentas y dividendos entes descentralizados no petroleros	276.804.928
TRANSFERENCIAS CORRIENTES	412.227.497
Transferencias corrientes del sector público	412.227.497
Transferencias corrientes internas recibidas del sector público	412.227.497
De la República	412.227.497
Recursos Ordinarios	412.227.497
OTROS INGRESOS	4.247.483.599
Otros ingresos ajenos a la operación	4.247.483.599
1.2 GASTOS CORRIENTES	**4.893.197.044**
GASTOS DE CONSUMO	942.679.273
Remuneraciones	384.116.637
Sueldos, salarios y otras retribuciones	140.729.036
Beneficios y complementos de sueldos y salarios	76.710.206
Aportes patronales	36.710.701
Prestaciones sociales y otras indemnizaciones	33.692.810
Asistencia socioeconómica	91.497.332
Otros gastos de personal	4.776.552
Compra de bienes y servicios	474.662.577
Bienes de consumo	141.547.819
Servicios no personales	333.114.758
Impuestos indirectos	77.986.805

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Depreciación y amortización	5.913.254
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.950.517.771
Al sector privado	60.610.191
Transferencias corrientes al sector privado	58.485.191
Directas a personas	58.485.191
Pensiones y otros beneficios asociados	16.611.263
Jubilaciones y otros beneficios asociados	41.873.928
Donaciones corrientes al sector privado	2.125.000
Donaciones a personas	1.625.000
Donaciones a instituciones sin fines de lucro	500.000
Al sector público	3.889.907.580
Transferencias corrientes al sector público	3.878.707.580
A los entes descentralizados sin fines empresariales para sus gastos	1.100.000
A entes descentralizados con fines empresariales no petroleros	3.877.307.580
Al Poder Municipal	300.000
Donaciones corrientes al sector público	11.200.000
A la República	200.000
A los entes descentralizados sin fines empresariales	11.000.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**89.295.618**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**136.254.899**
RECURSOS PROPIOS DE CAPITAL	95.958.872
Ahorro en cuenta corriente	89.295.618
Venta y/o desincorporación de activos fijos	750.000
De activos fijos	750.000
Incremento de la depreciación y amortización acumuladas	5.913.254

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES DE CAPITAL	40.296.027
Transferencias y donaciones de capital del sector público	40.296.027
Transferencias de capital recibidas del sector público	40.296.027
De la República	40.296.027
2.2 GASTOS DE CAPITAL	**559.010.381**
INVERSIÓN REAL DIRECTA	559.010.381
Formación bruta de capital fijo	555.560.381
Maquinaria, equipos y otros bienes muebles	126.372.132
Construcciones de bienes de dominio privado	360.412.222
Construcciones de bienes de dominio público	28.480.000
Producción propia (gastos capitalizables)	40.296.027
Remuneraciones	40.296.027
Sueldos, salarios y otras retribuciones	22.063.160
Beneficios y complementos de sueldos y salarios	7.465.392
Aportes patronales	3.865.376
Prestaciones sociales y otras indemnizaciones	5.286.222
Asistencia socioeconómica	1.615.877
Bienes intangibles	3.450.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(422.755.482)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**1.156.865.406**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.120.865.406
Disminución de otros activos financieros	1.120.865.406
Disminución de disponibilidades	157.567.784
Disminución de bancos	157.567.784
Disminución de cuentas por cobrar a corto plazo	963.297.622
Disminución de cuentas comerciales por cobrar a corto plazo	963.297.622

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
INCREMENTO DE PASIVOS	36.000.000
Incremento de cuentas y efectos por pagar	36.000.000
Incremento de cuentas y efectos por pagar a corto plazo	36.000.000
Incremento de efectos por pagar a proveedores a corto plazo	36.000.000
3.2 APLICACIONES FINANCIERAS	**1.156.865.406**
INVERSIÓN FINANCIERA	214.298.199
Incremento de otros activos financieros	214.298.199
Incremento de otros activos financieros no circulantes	214.298.199
DISMINUCIÓN DE PASIVOS	519.811.725
Disminución de cuentas y efectos por pagar	80.000.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	80.000.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	45.000.000
Disminución de cuentas por pagar a contratistas a mediano y largo plazo	35.000.000
Disminución de otros pasivos	439.811.725
Disminución de obligaciones de ejercicios anteriores	439.811.725
DÉFICIT FINANCIERO	422.755.482

A0233

Registro Nacional Único de Operadores de Sustancias Químicas Controladas

REGISTRO NACIONAL ÚNICO DE OPERADORES DE SUSTANCIAS QUÍMICAS CONTROLADAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Registro Nacional Único de Operadores de Sustancias Químicas Controladas, es un servicio desconcentrado, autónomo encargado del control administrativo de la producción, fabricación, preparación, transformación, almacenamiento, comercialización, corretaje, exportación, importación, transporte y desecho, así como cualquier otro tipo de transacciones en las que se encuentren involucradas las sustancias químicas controladas. Este control está dirigido a las personas naturales y jurídicas que se encuentren involucradas en cualquiera de las actividades antes mencionadas. Todo ello enmarcado en la Ley Orgánica de Drogas, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.510 de fecha 15/09/2010.

Para el año 2014, el ente prevé la ejecución de un (1) proyecto a saber: "Sistema de información para el registro, evaluación y control de los operadores de sustancias químicas controladas", todo ello enmarcado en la razón de ser de este servicio desconcentrado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**4.577.806**
INGRESOS CORRIENTES ORDINARIOS	4.577.806
TRANSFERENCIAS CORRIENTES	4.577.806
Transferencias corrientes del sector público	4.577.806
Transferencias corrientes internas recibidas del sector público	4.577.806
De la República	4.577.806
TOTAL RECURSOS	**4.577.806**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**3.985.245**
GASTOS DE CONSUMO	3.985.245
Remuneraciones	2.558.813
Sueldos, salarios y otras retribuciones	356.188
Beneficios y complementos de sueldos y salarios	851.495
Aportes patronales	39.181
Prestaciones sociales y otras indemnizaciones	75.553
Asistencia socioeconómica	1.236.396
Compra de bienes y servicios	1.426.432
Bienes de consumo	512.079
Servicios no personales	914.353
GASTOS DE CAPITAL	**592.561**
INVERSIÓN REAL DIRECTA	592.561
Formación bruta de capital fijo	592.561
Maquinaria, equipos y otros bienes muebles	592.561
TOTAL GASTOS	**4.577.806**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122725	Sistema de información para el registro, evaluación y control de los operadores de sustancias químicas controladas	sistema			1		3.579.233			3.579.233
	TOTAL						3.579.233			3.579.233

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		392.875			392.875
02	Gestión administrativa		605.698			605.698
	TOTAL		998.573			998.573

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**5**	**5**		**10**	**356.188**		**356.188**
Profesional y Técnico	5	5		10	356.188		356.188
TOTAL	**5**	**5**		**10**	**356.188**		**356.188**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.558.813
4.02	Materiales, suministros y mercancías	512.079
4.03	Servicios no personales	914.353
4.04	Activos reales	592.561
	TOTAL	**4.577.806**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.577.806**
INGRESOS CORRIENTES ORDINARIOS	4.577.806
TRANSFERENCIAS CORRIENTES	4.577.806
Transferencias corrientes del sector público	4.577.806
Transferencias corrientes internas recibidas del sector público	4.577.806
De la República	4.577.806
Recursos Ordinarios	4.577.806
1.2 GASTOS CORRIENTES	**3.985.245**
GASTOS DE CONSUMO	3.985.245
Remuneraciones	2.558.813
Sueldos, salarios y otras retribuciones	356.188
Beneficios y complementos de sueldos y salarios	851.495
Aportes patronales	39.181
Prestaciones sociales y otras indemnizaciones	75.553
Asistencia socioeconómica	1.236.396
Compra de bienes y servicios	1.426.432
Bienes de consumo	512.079
Servicios no personales	914.353
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**592.561**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**592.561**
RECURSOS PROPIOS DE CAPITAL	592.561
Ahorro/ Desahorro en cuenta corriente	592.561
2.2 GASTOS DE CAPITAL	**592.561**
INVERSIÓN REAL DIRECTA	592.561
Formación bruta de capital fijo	592.561
Maquinaria, equipos y otros bienes muebles	592.561
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

A0846

Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)

INSTITUTO NACIONAL DE DESARROLLO PARA LA PEQUEÑA Y MEDIANA INDUSTRIA (INAPYMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi), de acuerdo con las competencias que le son propias, contempladas en el Artículo 17 del Decreto N° 6.215 con Rango, Valor y Fuerza de Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria y Unidades de Producción Social, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.890 Extraordinario de fecha 31/07/2008, tiene previsto para el ejercicio económico-financiero 2014 las siguientes acciones:

- Fortalecer a las pequeñas y medianas industrias y unidades de propiedad social para el desarrollo de la soberanía económica dentro del nuevo modelo productivo socialista, otorgando financiamiento oportuno a Pequeñas y Medianas Industrias y Unidades de Propiedad Social, mediante la aprobación de 200 créditos nuevos, se prestará asistencia técnica integral y se desarrollarán Centros de Distribución y Comercialización para las Pequeñas y Medianas Industrias y Unidades de Propiedad Social, para garantizar el éxito en la conformación de las cadenas productivas.
- Rehabilitar y mantener la plataforma industrial del Instituto para el desarrollo de actividades enmarcadas dentro de la economía productiva, a fin de generar una infraestructura adecuada que permita la instalación de nuevas tecnologías y maximicen la producción de los bienes; y por otra, diseñar y desarrollar manuales para el aprendizaje y la transformación continua de conocimiento especializado.

Para el ejercicio fiscal 2014, el presupuesto de gastos del ente asciende a Bs. 573.900.137, el cual será financiado con recursos propios por un monto de Bs. 421.545.552 y con transferencias del Ministerio del Poder Popular para Industrias por Bs. 152.354.585.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**79.095.710**
INGRESOS CORRIENTES ORDINARIOS	79.095.710
INGRESOS DE OPERACIÓN	23.846.988
Ingresos financieros de instituciones financieras	23.846.988
TRANSFERENCIAS CORRIENTES	55.248.722
Transferencias corrientes del sector público	55.248.722
Transferencias corrientes internas recibidas del sector público	55.248.722
De la República	55.248.722
INGRESOS DE CAPITAL	**235.242.617**
RECURSOS PROPIOS DE CAPITAL	2.767.000
Incremento de la depreciación y amortización acumuladas	2.767.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	97.105.863
Transferencias y donaciones de capital del sector público	97.105.863
Transferencias de capital recibidas del sector público	97.105.863
De la República	97.105.863
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	135.369.754
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	135.369.754
Al sector privado	135.369.754
FUENTES DE FINANCIAMIENTO	**259.561.810**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	259.561.810
Disminución de otros activos financieros	259.561.810
Disminución de disponibilidades	259.561.810
Disminución de bancos	259.561.810
TOTAL RECURSOS	**573.900.137**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**204.737.785**
GASTOS DE OPERACIÓN	179.779.756
Remuneraciones	159.133.989
Sueldos, salarios y otras retribuciones	18.616.420
Beneficios y complementos de sueldos y salarios	87.795.535
Aportes patronales	6.730.956
Prestaciones sociales y otras indemnizaciones	16.295.176
Asistencia socioeconómica	29.378.002
Otros gastos de personal	317.900
Compra de bienes y servicios	17.878.767
Bienes de consumo	6.334.975
Servicios no personales	11.543.792
Depreciación y amortización	2.767.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.958.029
Al sector privado	24.958.029
Transferencias corrientes al sector privado	24.658.029
Directas a personas	24.658.029
Pensiones y otros beneficios asociados	4.543.773
Jubilaciones y otros beneficios asociados	20.114.256
Donaciones corrientes al sector privado	300.000
Donaciones a personas	200.000
Donaciones a instituciones sin fines de lucro	100.000
GASTOS DE CAPITAL	**366.162.352**
INVERSIÓN REAL DIRECTA	256.014.812
Formación bruta de capital fijo	255.995.492
Maquinaria, equipos y otros bienes muebles	3.478.317
Construcciones de bienes de dominio privado	5.508.247
Producción propia (gastos capitalizables)	247.008.928
Remuneraciones	233.587.237
Sueldos, salarios y otras retribuciones	24.284.724
Beneficios y complementos de sueldos y salarios	142.463.307

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Aportes patronales	9.787.172
Prestaciones sociales y otras indemnizaciones	21.108.195
Asistencia socioeconómica	35.943.839
Compra de bienes y servicios	13.041.691
Bienes de consumo	4.515.024
Servicios no personales	8.526.667
Intereses capitalizables	380.000
Intereses capitalizables internos	380.000
Bienes intangibles	19.320
INVERSIÓN FINANCIERA	110.147.540
Concesión de préstamos a largo plazo	110.147.540
Al sector privado	110.147.540
APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	2.830.500
Disminución de cuentas y efectos por pagar a corto plazo	2.661.000
Disminución cuentas por pagar a proveedores a corto plazo	2.661.000
Disminución de otras cuentas y efectos por pagar	169.500
Disminución de otras cuentas por pagar a corto plazo	169.500
Disminución de otros pasivos	169.500
Disminución de obligaciones de ejercicios anteriores	169.500
TOTAL GASTOS	**573.900.137**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
121899	Fortalecimiento de las Pequeñas y Medianas Industrias y Unidades de Propiedad Social para el desarrollo de la soberanía económica dentro del nuevo modelo productivo socialista.	Crédito			200	237.274.231	79.204.230			316.478.461
122272	Rehabilitación y mantenimiento de la plataforma industrial del Instituto para el desarrollo de actividades enmarcadas dentro de la economía productiva	Obra			1	19.823.376	17.901.633			37.725.009
	TOTAL					**257.097.607**	**97.105.863**			**354.203.470**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	121.953.271	37.329.893			159.283.164
02	Gestión administrativa	35.755.474				35.755.474
03	Previsión y protección social	6.739.200	17.918.829			24.658.029
	TOTAL	**164.447.945**	**55.248.722**			**219.696.667**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**548**	**373**	**24**	**945**	**37.471.992**	**11.839.236**	**49.311.228**
Alto Nivel y de Dirección	1			1	38.244		38.244
Directivo	38	22	5	65	2.339.760		2.339.760
Profesional y Técnico	347	183	10	540	22.667.581	8.396.276	31.063.857
Personal Administrativo	80	44	3	127	4.565.083	1.265.240	5.830.323
Obrero	82	124	6	212	7.861.324	2.177.720	10.039.044
Personal Contratado	**50**	**34**		**84**	**3.619.260**		**3.619.260**
Profesional y Técnico	50	34		84	3.619.260		3.619.260
TOTAL	**598**	**407**	**24**	**1.029**	**41.091.252**	**11.839.236**	**52.930.488**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**19**	**11**	**30**	**4.543.773**
Obreros	5	1	6	1.274.074
Empleados	14	10	24	3.269.699
Jubilados	**92**	**38**	**130**	**20.114.256**
Obreros	8	12	20	3.576.384
Empleados	84	26	110	16.537.872
TOTAL	**111**	**49**	**160**	**24.658.029**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	392.721.226
4.02	Materiales, suministros y mercancías	10.849.999
4.03	Servicios no personales	20.070.459
4.04	Activos reales	9.005.884
4.05	Activos financieros	110.147.540
4.07	Transferencias y donaciones	24.958.029
4.08	Otros gastos	3.147.000
4.11	Disminución de pasivos	3.000.000
	TOTAL	**573.900.137**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**79.095.710**
INGRESOS CORRIENTES ORDINARIOS	79.095.710
INGRESOS DE OPERACIÓN	23.846.988
Ingresos financieros de instituciones financieras	23.846.988
TRANSFERENCIAS CORRIENTES	55.248.722
Transferencias corrientes del sector público	55.248.722
Transferencias corrientes internas recibidas del sector público	55.248.722
De la República	55.248.722
Ministerio del Poder Popular para Industrias	55.248.722
Recursos Ordinarios	55.248.722
1.2 GASTOS CORRIENTES	**204.737.785**
GASTOS DE OPERACIÓN	179.779.756
Remuneraciones	159.133.989
Sueldos, salarios y otras retribuciones	18.616.420
Beneficios y complementos de sueldos y salarios	87.795.535
Aportes patronales	6.730.956
Prestaciones sociales y otras indemnizaciones	16.295.176
Asistencia socioeconómica	29.378.002
Otros gastos de personal	317.900
Compra de bienes y servicios	17.878.767
Bienes de consumo	6.334.975
Servicios no personales	11.543.792
Depreciación y amortización	2.767.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.958.029
Al sector privado	24.958.029
Transferencias corrientes al sector privado	24.658.029
Directas a personas	24.658.029
Pensiones y otros beneficios asociados	4.543.773
Jubilaciones y otros beneficios asociados	20.114.256

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector privado	300.000
Donaciones a personas	200.000
Donaciones a instituciones sin fines de lucro	100.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(125.642.075)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**109.600.542**
RECURSOS PROPIOS DE CAPITAL	(122.875.075)
Desahorro en cuenta corriente	(125.642.075)
Incremento de la depreciación y amortización acumuladas	2.767.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	97.105.863
Transferencias y donaciones de capital del sector público	97.105.863
Transferencias de capital recibidas del sector público	97.105.863
De la República	97.105.863
Ministerio del Poder Popular para Industrias	97.105.863
Recursos Ordinarios	97.105.863
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	135.369.754
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	135.369.754
Al sector privado	135.369.754
2.2 GASTOS DE CAPITAL	**366.162.352**
INVERSIÓN REAL DIRECTA	256.014.812
Formación bruta de capital fijo	255.995.492
Maquinaria, equipos y otros bienes muebles	3.478.317
Construcciones de bienes de dominio privado	5.508.247
Producción propia (gastos capitalizables)	247.008.928
Remuneraciones	233.587.237
Sueldos, salarios y otras retribuciones	24.284.724
Beneficios y complementos de sueldos y salarios	142.463.307
Aportes patronales	9.787.172

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Prestaciones sociales y otras indemnizaciones	21.108.195
Asistencia socioeconómica	35.943.839
Compra de bienes y servicios	13.041.691
Bienes de consumo	4.515.024
Servicios no personales	8.526.667
Intereses capitalizables	380.000
Intereses capitalizables internos	380.000
Bienes intangibles	19.320
INVERSIÓN FINANCIERA	110.147.540
Concesión de préstamos a largo plazo	110.147.540
Al sector privado	110.147.540
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(256.561.810)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**259.561.810**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	259.561.810
Disminución de otros activos financieros	259.561.810
Disminución de disponibilidades	259.561.810
Disminución de bancos	259.561.810
3.2 APLICACIONES FINANCIERAS	**259.561.810**
DISMINUCIÓN DE PASIVOS	3.000.000
Disminución de cuentas y efectos por pagar	2.830.500
Disminución de cuentas y efectos por pagar a corto plazo	2.661.000
Disminución cuentas por pagar a proveedores a corto plazo	2.661.000
Disminución de otras cuentas y efectos por pagar	169.500
Disminución de otras cuentas por pagar a corto plazo	169.500
Disminución de otros pasivos	169.500
Disminución de obligaciones de ejercicios anteriores	169.500
DÉFICIT FINANCIERO	256.561.810

A0927

Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLÓGICA (FONDOIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Fondo Venezolano de Reconversión Industrial y Tecnología (FONDOIN), es una fundación encargada de promover y garantizar la aplicación de los convenios internacionales firmados por el Estado venezolano relativos al control de las sustancias agotadoras de la capa de ozono (Convenio de Viena y Protocolo de Montreal y sus enmiendas).

El Fondo de Reconversión Industrial fue creado en octubre de 1992, y es la primera y única institución de carácter técnico en Venezuela, especializada en el tema del uso, consumo, producción y manejo de sustancias que agotan la capa de ozono.

Su misión consiste en trabajar en coordinación con los Ministerios del Poder Popular de Industrias, para el Ambiente y para Relaciones Exteriores y con diversos gremios industriales, además de contar con el apoyo de organismos de Cooperación Internacional tales como la Organización de Naciones Unidas para el Desarrollo Industrial (ONUDI), el Programa de las Naciones Unidas para el Desarrollo (PNUD), el Banco Mundial y el Programa de las Naciones Unidas para el Medio Ambiente (PNUMA).

FONDOIN está adscrito al Ministerio del Poder Popular de Industrias, recibe aportes del Fondo Multilateral para la aplicación del Protocolo de Montreal creado para cooperar con los países en desarrollo en el cumplimiento de sus compromisos internacionales para preservar la capa de ozono y eliminar el uso de las sustancias que la destruyen.

A partir de un Plan de Ampliación de Capacidades Institucionales, el Fondo ha venido ejecutando desde el año 2003 un conjunto de proyectos asignados por el Ejecutivo Nacional para el desarrollo de la estrategia de Consolidación de un Nuevo Modelo Productivo, para lo cual concentra esfuerzos en las áreas de asistencia técnica integral, reconversión tecnológica y producción más limpia, los cuales complementan políticas públicas de desarrollo de la pequeña y mediana industria a nivel nacional.

El Fondo orientará sus gastos hacia el desarrollo del siguiente proyecto:

- Proyecto Nacional de eliminación progresiva del consumo de sustancias agotadoras de la capa de ozono (SAO)

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**6.063.362**
INGRESOS CORRIENTES ORDINARIOS	3.500.000
TRANSFERENCIAS CORRIENTES	3.500.000
Transferencias corrientes del sector público	3.500.000
Transferencias corrientes internas recibidas del sector público	3.500.000
De la República	3.500.000
INGRESOS CORRIENTES EXTRAORDINARIOS	2.563.362
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.563.362
Transferencias y donaciones corrientes recibidas del sector externo	2.563.362
Transferencias corrientes recibidas del exterior	2.563.362
De organismos internacionales	2.563.362
INGRESOS DE CAPITAL	**9.680**
RECURSOS PROPIOS DE CAPITAL	9.680
Incremento de la depreciación y amortización acumuladas	9.680
TOTAL RECURSOS	**6.073.042**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**5.930.368**
GASTOS DE CONSUMO	5.930.368
Remuneraciones	3.596.254
Sueldos, salarios y otras retribuciones	860.420
Beneficios y complementos de sueldos y salarios	1.623.591
Aportes patronales	198.302
Prestaciones sociales y otras indemnizaciones	315.973
Asistencia socioeconómica	597.968
Compra de bienes y servicios	2.324.434
Bienes de consumo	435.054
Servicios no personales	1.889.380
Depreciación y amortización	9.680
GASTOS DE CAPITAL	**48.400**
INVERSIÓN REAL DIRECTA	48.400
Formación bruta de capital fijo	48.400
Maquinaria, equipos y otros bienes muebles	48.400
APLICACIONES FINANCIERAS	**94.274**
DISMINUCIÓN DE PASIVOS	94.274
Disminución de cuentas y efectos por pagar	94.274
Disminución de cuentas y efectos por pagar a corto plazo	94.274
Disminución de aportes patronales y retenciones laborales por pagar	94.274
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	94.274
TOTAL GASTOS	**6.073.042**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122711	Proyecto Nacional de eliminación progresiva del consumo de sustancias agotadoras de la capa de ozono (SAO)	tonelada			20	9.680			1.674.302	1.683.982
	TOTAL					**9.680**			**1.674.302**	**1.683.982**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.748.801		889.060	3.637.861
02	Gestión administrativa		751.199			751.199
	TOTAL		3.500.000		889.060	4.389.060

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**16**	**8**		**24**	**820.420**		**820.420**
Directivo	7	1		8	350.592		350.592
Profesional y Técnico	1	3		4	117.457		117.457
Personal Administrativo	8	4		12	352.371		352.371
Personal Contratado	**1**	**1**		**2**	**40.000**		**40.000**
Profesional y Técnico		1		1	25.000		25.000
Personal Administrativo	1			1	15.000		15.000
TOTAL	**17**	**9**		**26**	**860.420**		**860.420**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	3.596.254
4.02	Materiales, suministros y mercancías	435.054
4.03	Servicios no personales	1.889.380
4.04	Activos reales	48.400
4.08	Otros gastos	9.680
4.11	Disminución de pasivos	94.274
	TOTAL	**6.073.042**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. *CUENTA CORRIENTE*	
1.1 INGRESOS CORRIENTES	**6.063.362**
INGRESOS CORRIENTES ORDINARIOS	3.500.000
TRANSFERENCIAS CORRIENTES	3.500.000
Transferencias corrientes del sector público	3.500.000
Transferencias corrientes internas recibidas del sector público	3.500.000
De la República	3.500.000
Recursos Ordinarios	3.500.000
INGRESOS CORRIENTES EXTRAORDINARIOS	2.563.362
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.563.362
Transferencias y donaciones corrientes recibidas del sector externo	2.563.362
Transferencias corrientes recibidas del exterior	2.563.362
De organismos internacionales	2.563.362
1.2 GASTOS CORRIENTES	**5.930.368**
GASTOS DE CONSUMO	5.930.368
Remuneraciones	3.596.254
Sueldos, salarios y otras retribuciones	860.420
Beneficios y complementos de sueldos y salarios	1.623.591
Aportes patronales	198.302
Prestaciones sociales y otras indemnizaciones	315.973
Asistencia socioeconómica	597.968
Compra de bienes y servicios	2.324.434
Bienes de consumo	435.054
Servicios no personales	1.889.380
Depreciación y amortización	9.680
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**132.994**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**142.674**
RECURSOS PROPIOS DE CAPITAL	142.674
Ahorro/ Desahorro en cuenta corriente	132.994
Incremento de la depreciación y amortización acumuladas	9.680

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**48.400**
INVERSIÓN REAL DIRECTA	48.400
Formación bruta de capital fijo	48.400
Maquinaria, equipos y otros bienes muebles	48.400
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**94.274**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**94.274**
SUPERÁVIT FINANCIERO	94.274
3.2 APLICACIONES FINANCIERAS	**94.274**
DISMINUCIÓN DE PASIVOS	94.274
Disminución de cuentas y efectos por pagar	94.274
Disminución de cuentas y efectos por pagar a corto plazo	94.274
Disminución de aportes patronales y retenciones laborales por pagar	94.274
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	94.274

70

Ministerio del Poder Popular de Finanzas

Ministerio del Poder Popular de Finanzas

A0121 Superintendencia de las Instituciones del Sector Bancario (SUDEBAN)

A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)

A0185 Superintendencia Nacional de Valores

A0279 Superintendencia de Bienes Públicos

A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)

A0806 Fondo de Protección Social de los Depósitos Bancarios (FOGADE)

A0944 Superintendencia de Seguridad Social

A0955 Servicio Autónomo Comisión Nacional de Lotería (CONALOT)

A1370 Superintendencia de la Actividad Aseguradora

A1377 Bolsa Pública de Valores Bicentenaria

A0121

Superintendencia de las Instituciones del Sector Bancario (SUDEBAN)

SUPERINTENDENCIA DE LAS INSTITUCIONES DEL SECTOR BANCARIO (SUDEBAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Superintendencia de las Instituciones del Sector Bancario (SUDEBAN), es el órgano rector de la supervisión, fiscalización, regulación y control de los entes sometidos a su control, institución al servicio del Estado y de las personas, cuya actuación dará preferencia a la atención de los requerimientos de la población y a la satisfacción de sus necesidades, debiendo asegurar a los ciudadanos y ciudadanas sus derechos, cuando se relacionen con ella. Además, tiene entre sus objetivos, la mejora continua de los procedimientos y servicios administrativos, conforme a las políticas fijadas por el Ejecutivo Nacional, teniendo en cuenta los recursos disponibles.

Los ingresos de la SUDEBAN, están conformados por las contribuciones especiales provenientes de las instituciones supervisadas y los aportes presupuestarios que le asigne el Ministerio con competencia en la Finanzas, según lo establecido en los artículos 168 y 169 del Decreto con Rango Valor y Fuerza de Ley de Reforma Parcial de la Ley de Instituciones del Sector Bancario; así como, los ingresos por actividades propias, generados por la venta de publicaciones y los intereses por colocaciones a plazo y cuenta corriente.

El presupuesto de gastos estimado para el año 2014, responde a las necesidades detectadas, formulándose al efecto un (1) proyecto, orientando la programación de la meta física, de acuerdo con el siguiente planteamiento:

- Supervisión Bancaria: La SUDEBAN fortalecerá la supervisión, a través de la ejecución de una supervisión bancaria integral, basada en dos principios fundamentales: Inspección In Situ y Supervisión Extra Situ, definidos como macro procesos, orientados a obtener una evaluación global, cuantitativa y cualitativa, de la calidad de los sistemas con los que los entes supervisados, identifican, miden, administran y controlan sus riesgos, desde el punto de vista financiero y tecnológico; así como, aplicar el control y seguimiento de la calidad de los servicios bancarios y prevención de legitimación de capitales.

A través de las políticas de coberturas de los servicios a prestar por la Institución, se logrará:

- Efectuar la supervisión, regulación e inspección de las instituciones financieras, a través del proceso de supervisión integral y la emisión de normas preventivas, con el objeto de preservar los intereses de los depositantes y coadyuvar a la estabilidad del sistema financiero.

- Generalizar en forma clara y transparente, la información sobre el sistema bancario que genera la institución.

- Proporcionar al público en general, la atención integral, oportuna y efectiva, en materia de denuncias, reclamos y consultas, relacionadas con las operaciones del sistema bancario, a fin de garantizar el cumplimiento de las necesidades sociales, económicas y de justicia de los ciudadanos y ciudadanas del Estado Venezolano. Así como, atender los lineamientos del Ejecutivo Nacional, en cuanto a que los organismos deban diseñar proyectos, que promuevan la conciencia del deber social, mediante el trabajo comunitario o servicio voluntario de sus trabajadores.

- Atender los requerimientos de la información financiera, formulados por el Ministerio Público y demás órganos de investigación penal competentes, a objeto de prevenir e investigar los delitos relacionados con la delincuencia organizada.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.627.200.623**
INGRESOS CORRIENTES ORDINARIOS	1.627.200.623
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	40.000
Venta de otros bienes y servicios	40.000
INGRESOS DE LA PROPIEDAD	14.833.410
Intereses	14.833.410
Intereses internos	14.833.410
Intereses por depósitos	14.833.410
TRANSFERENCIAS CORRIENTES	1.612.327.213
Transferencias corrientes internas recibidas del sector privado	1.074.579.245
De empresas privadas	1.074.579.245
Transferencias corrientes del sector público	537.747.968
Transferencias corrientes internas recibidas del sector público	537.747.968
De los entes descentralizados financieros bancarios	537.747.968
INGRESOS DE CAPITAL	**14.450.724**
RECURSOS PROPIOS DE CAPITAL	14.450.724
Incremento de la depreciación y amortización acumuladas	14.450.724
TOTAL RECURSOS	**1.641.651.347**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.498.135.091**
GASTOS DE CONSUMO	1.293.923.607
Remuneraciones	1.015.598.270
Sueldos, salarios y otras retribuciones	350.674.868
Beneficios y complementos de sueldos y salarios	327.498.851
Aportes patronales	27.093.082
Prestaciones sociales y otras indemnizaciones	91.339.833
Asistencia socioeconómica	218.991.636
Compra de bienes y servicios	220.874.613
Bienes de consumo	54.557.871
Servicios no personales	166.316.742
Impuestos indirectos	43.000.000
Depreciación y amortización	14.450.724
TRANSFERENCIAS Y DONACIONES CORRIENTES	204.211.484
Al sector privado	162.825.200
Transferencias corrientes al sector privado	39.506.349
Directas a personas	39.506.349
Pensiones y otros beneficios asociados	15.338.962
Jubilaciones y otros beneficios asociados	24.167.387
Donaciones corrientes al sector privado	123.318.851
Donaciones a personas	82.277.568
Donaciones a instituciones sin fines de lucro	19.699.816
Donaciones corrientes a Consejos Comunales	21.341.467
Al sector público	41.041.284
Donaciones corrientes al sector público	41.041.284
A la República	16.416.514
A los entes descentralizados sin fines empresariales	21.341.468
Al Poder Estadal	1.641.651
Al Poder Municipal	1.641.651

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Al sector externo	345.000
Transferencias corrientes al exterior	345.000
A organismos internacionales	345.000
GASTOS DE CAPITAL	**124.242.036**
INVERSIÓN REAL DIRECTA	124.242.036
Formación bruta de capital fijo	109.846.086
Maquinaria, equipos y otros bienes muebles	79.371.086
Construcciones de bienes de dominio privado	30.475.000
Bienes intangibles	14.395.950
APLICACIONES FINANCIERAS	**19.274.220**
DISMINUCIÓN DE PASIVOS	19.274.220
Disminución de cuentas y efectos por pagar	17.974.220
Disminución de cuentas y efectos por pagar a corto plazo	16.474.220
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.550.000
Disminución de aportes patronales y retenciones laborales por pagar	1.950.000
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	1.950.000
Disminución cuentas por pagar a proveedores a corto plazo	371.250
Disminución cuentas por pagar a contratistas a corto plazo	9.602.970
Disminución de otras cuentas y efectos por pagar	1.500.000
Disminución de otras cuentas por pagar a corto plazo	1.500.000
Disminución de otros pasivos	1.300.000
Disminución de provisiones y reservas técnicas	1.300.000
Disminución de provisiones	1.300.000
Disminución de provisiones para despidos	1.300.000
TOTAL GASTOS	**1.641.651.347**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123.118	Supervisión bancaria	Informe			6.564	332.319.969				332.319.969
TOTAL						**332.319.969**				**332.319.969**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	687.778.301				687.778.301
02	Gestión administrativa	582.046.728				582.046.728
03	Previsión y protección social	39.506.349				39.506.349
TOTAL		**1.309.331.378**				**1.309.331.378**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**493**	**402**	**181**	**1.076**	**135.697.105**		**135.697.105**
Alto Nivel y de Dirección		1		1	428.113		428.113
Directivo	18	9	9	36	29.024.356		29.024.356
Profesional y Técnico	358	269	156	783	76.518.758		76.518.758
Administrativo	90	91	13	194	26.385.779		26.385.779
Obrero	27	32	3	62	3.340.099		3.340.099
Personal Contratado	**45**	**30**		**75**	**14.700.000**		**14.700.000**
Profesional y Técnico	45	30		75	14.700.000		14.700.000
TOTAL	**538**	**432**	**181**	**1.151**	**150.397.105**		**150.397.105**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**12**	**2**	**14**	**15.338.962**
Empleado	12	2	14	15.338.962
Jubilados	**12**	**16**	**28**	**24.167.387**
Empleado	12	16	28	24.167.387
TOTAL	**24**	**18**	**42**	**39.506.349**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	1.015.598.270
4.02	Materiales, suministros y mercancías	54.557.871
4.03	Servicios no personales	209.316.742
4.04	Activos reales	124.242.036
4.07	Transferencias y donaciones	204.211.484
4.08	Otros gastos	14.450.724
4.11	Disminución de pasivos	19.274.220
	TOTAL	**1.641.651.347**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.627.200.623**
INGRESOS CORRIENTES ORDINARIOS	1.627.200.623
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	40.000
Venta de otros bienes y servicios	40.000
INGRESOS DE LA PROPIEDAD	14.833.410
Intereses	14.833.410
Intereses internos	14.833.410
Intereses por depósitos	14.833.410
TRANSFERENCIAS CORRIENTES	1.612.327.213
Transferencias corrientes internas recibidas del sector privado	1.074.579.245
De empresas privadas	1.074.579.245
Transferencias corrientes del sector público	537.747.968
Transferencias corrientes internas recibidas del sector público	537.747.968
De los entes descentralizados financieros bancarios	537.747.968

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1.2 GASTOS CORRIENTES	**1.498.135.091**
GASTOS DE CONSUMO	1.293.923.607
Remuneraciones	1.015.598.270
Sueldos, salarios y otras retribuciones	350.674.868
Beneficios y complementos de sueldos y salarios	327.498.851
Aportes patronales	27.093.082
Prestaciones sociales y otras indemnizaciones	91.339.833
Asistencia socioeconómica	218.991.636
Compra de bienes y servicios	220.874.613
Bienes de consumo	54.557.871
Servicios no personales	166.316.742
Impuestos indirectos	43.000.000
Depreciación y amortización	14.450.724
TRANSFERENCIAS Y DONACIONES CORRIENTES	204.211.484
Al sector privado	162.825.200
Transferencias corrientes al sector privado	39.506.349
Directas a personas	39.506.349
Pensiones y otros beneficios asociados	15.338.962
Jubilaciones y otros beneficios asociados	24.167.387
Donaciones corrientes al sector privado	123.318.851
Donaciones a personas	82.277.568
Donaciones a instituciones sin fines de lucro	19.699.816
Donaciones corrientes a Consejos Comunales	21.341.467
Al sector público	41.041.284
Donaciones corrientes al sector público	41.041.284
A la República	16.416.514
A los entes descentralizados sin fines empresariales	21.341.468
Al Poder Estadal	1.641.651
Al Poder Municipal	1.641.651

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Al sector externo	345.000
Transferencias corrientes al exterior	345.000
A organismos internacionales	345.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**129.065.532**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**143.516.256**
RECURSOS PROPIOS DE CAPITAL	143.516.256
Ahorro en cuenta corriente	129.065.532
Incremento de la depreciación y amortización acumuladas	14.450.724
2.2 GASTOS DE CAPITAL	**124.242.036**
INVERSIÓN REAL DIRECTA	124.242.036
Formación bruta de capital fijo	109.846.086
Maquinaria, equipos y otros bienes muebles	79.371.086
Construcciones de bienes de dominio privado	30.475.000
Bienes intangibles	14.395.950
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**19.274.220**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**19.274.220**
SUPERÁVIT FINANCIERO	19.274.220
3.2 APLICACIONES FINANCIERAS	**19.274.220**
DISMINUCIÓN DE PASIVOS	19.274.220
Disminución de cuentas y efectos por pagar	17.974.220
Disminución de cuentas y efectos por pagar a corto plazo	16.474.220
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.550.000
Disminución de aportes patronales y retenciones laborales por pagar	1.950.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al seguro vida, accidentes personales, hospitalización, cirugía, maternidad (HCM) y gastos funerarios	1.950.000
Disminución cuentas por pagar a proveedores a corto plazo	371.250
Disminución cuentas por pagar a contratistas a corto plazo	9.602.970
Disminución de otras cuentas y efectos por pagar	1.500.000
Disminución de otras cuentas por pagar a corto plazo	1.500.000
Disminución de otros pasivos	1.300.000
Disminución de provisiones y reservas técnicas	1.300.000
Disminución de provisiones	1.300.000
Disminución de provisiones para despidos	1.300.000

A0122

Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

SERVICIO AUTÓNOMO DE PRESTACIONES SOCIALES DE LOS ORGANISMOS DE LA ADMINISTRACIÓN CENTRAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Al Servicio Autónomo de Prestaciones de los Organismos de la Administración Central, dentro de las orientaciones de las políticas internas del Ministerio del Poder Popular de Finanzas, le corresponde asegurar el pago de prestaciones sociales e intereses sobre prestaciones sociales, al personal empleado, obrero y docente, egresado de los diferentes organismos que integran la Administración Central, conforme a las disposiciones legales y convención colectiva.

La Institución, atenderá el pago de las prestaciones sociales e intereses al personal empleado, obrero y docente, que ha concluido su relación laboral y cuya liquidación y trámite para el pago de las prestaciones sociales, se encuentra pendiente en el organismo del cual egresa. Asimismo, gestionará la liberación de los recursos correspondientes a fideicomisos laborales, aperturados en los diferentes entes financieros, a fin de garantizar que el servidor público, disponga del monto de sus prestaciones sociales oportunamente, una vez que haya egresado de la Administración Pública Central.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**260.000.000**
INGRESOS CORRIENTES ORDINARIOS	260.000.000
TRANSFERENCIAS CORRIENTES	260.000.000
Transferencias corrientes del sector público	260.000.000
Transferencias corrientes internas recibidas del sector público	260.000.000
De la República	260.000.000
TOTAL RECURSOS	**260.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**260.000.000**
DISMINUCIÓN DE PASIVOS	260.000.000
Obligaciones de ejercicios anteriores	260.000.000
Prestaciones de antigüedad originadas por la aplicación de la Ley Orgánica del Trabajo, los Trabajadores y las Trabajadoras	260.000.000
TOTAL GASTOS	**260.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123.082	Tramitación y pago de Prestaciones Sociales, de los Organismos de la Administración Central	Expediente			5.000		260.000.000			260.000.000
	TOTAL						**260.000.000**			**260.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.11	Disminución de pasivos	260.000.000
	TOTAL	**260.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**260.000.000**
INGRESOS CORRIENTES ORDINARIOS	260.000.000
TRANSFERENCIAS CORRIENTES	260.000.000
Transferencias corrientes del sector público	260.000.000
Transferencias corrientes internas recibidas del sector público	260.000.000
De la República (Ministerio del Poder Popular de Finanzas)	260.000.000
Recursos Ordinarios	260.000.000
1.2 GASTOS CORRIENTES	0
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**260.000.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**260.000.000**
RECURSOS PROPIOS DE CAPITAL	260.000.000
Ahorro en cuenta corriente	260.000.000
2.2 GASTOS DE CAPITAL	0
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**260.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**260.000.000**
SUPERÁVIT FINANCIERO	260.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**260.000.000**
DISMINUCIÓN DE PASIVOS	260.000.000
Obligaciones de ejercicios anteriores	260.000.000
Prestaciones de antigüedad originadas por la aplicación de la Ley Orgánica del Trabajo, los Trabajadores y las Trabajadoras	260.000.000

A0123

Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACIÓN ADUANERA Y TRIBUTARIA (SENIAT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), teniendo como base los cinco grandes Objetivos Históricos del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y los objetivos estratégicos de la Institución, se plantea para el ejercicio fiscal 2014 la ejecución de la fase de consolidación de los proyectos: Sistema Tributario Socialista y Sistema Aduanero Socialista. Para ello, se incorporarán normas, procedimientos, técnicas y gestión sistematizada y planificada, que siente las bases para lograr los objetivos definidos, en el marco de la transformación revolucionaria del Servicio.

En consecuencia, el SENIAT elaboró el Presupuesto mediante la articulación de los Proyectos, Acciones Centralizadas y Acciones Específicas, que conforman el Plan Operativo Anual Institucional 2014, en concordancia con las políticas, lineamientos y directrices emanadas del Ministerio del Poder Popular de Finanzas y de la Oficina Nacional de Presupuesto, de acuerdo a lo establecido en el Decreto N° 6.649 de fecha 25 de marzo de 2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 de fecha 25 de marzo de 2009, mediante el cual se instruyó la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional. En este sentido, la planificación está acompañada de un presupuesto, acorde con las necesidades financieras del Servicio, para atender los gastos relacionados con la adquisición de materiales y suministros, los contratos por servicios básicos, los gastos de mantenimiento y reparaciones menores de equipos e infraestructura y la promoción del uso eficiente de la energía, fundamentales para el buen desempeño institucional, así como para el cumplimiento de los componentes tecnológicos y de asistencia técnica, que demandan los lineamientos y estrategias para la consolidación de los Proyectos Estratégicos.

Asimismo, se priorizan en las Acciones Centralizadas, los compromisos con las trabajadoras y trabajadores, además de los gastos relacionados con la Protección y Atención Integral a las Familias y Personas en Refugios en Caso de Emergencias o Desastres, para seguir atendiendo las familias, que habitan en el refugio del SENIAT.

Los Proyectos contemplados son los siguientes:

- Sistema Tributario Socialista Fase de Consolidación: Reorienta la gestión de fiscalización y el cobro incorporando procesos, que permitan erradicar las practicas más complejas de evasión fiscal e impago de las obligaciones tributarias, a través del control de la población objeto del Proyecto.
- Sistema Aduanero Socialista Fase de Consolidación: Articula el control aduanero con la visión de seguridad y soberanía integral de la Nación, aplicando procesos que regulen el ingreso y salida de mercancías y bienes, en atención a las políticas dictadas por el Ejecutivo Nacional. Para el año 2014, se espera que la Administración Aduanera, fortalezca los mecanismos automatizados de control, en específico en el control de origen de las mercancías, al conectarse con los sistemas internacionales; se visualicen los estados de cuenta integral aduanera y tributaria de los importadores y exportadores, que permita el cobro integrado de las deudas de la Republica y se tenga automatizado el cálculo de las sanciones.

En este marco, el SENIAT plantea para el ejercicio fiscal 2014, desarrollar las siguientes acciones:

- Construcción de una base informativa de las personas, entidades y grupos económicos, cuya fuente de renta se origine por capital mobiliario e inmobiliario, ganancias patrimoniales y las rentas empresariales.

- Elaboración de registros únicos de información fiscal, actualizados por municipios y actividad económica de la población objeto, que facilite el control fiscal y el cobro de las deudas tributarias.

- Elaboración de registros contables actualizados y acordes a las exigencias del Proyecto, que reflejen las transacciones y demás operaciones de los contribuyentes, con la administración aduanera y tributaria.

- Construcción de información automatizada, que permita la identificación y control de la oportunidad del pago, por parte de la población objeto del Proyecto.

- Construcción de los estados de cuentas integrales, para conocer las transacciones de las autoliquidaciones, liquidaciones, pagos, garantías, compensaciones y otras transacciones, así como el estatus de las mismas.

- Utilización de criterios unificados en la aplicación de los procedimientos de auditoría fiscal, sumario administrativo, control de omisos y morosos, cobro extrajudicial y actuaciones ante el poder judicial, para el cobro ejecutivo.

- Fortalecimiento de la capacidad del servicio aduanero para la seguridad y defensa nacional, protección y preservación de la vida, el ambiente, la sociedad y la economía nacional.

- Viabilización de la interconexión entre la base de datos de certificación de origen digital de ALADI y la plataforma tecnológica del Servicio, enmarcada en la acción de fortalecimiento de control de origen.

- Implantación del marco normativo para asegurar y facilitar el comercio global de la Organización Mundial de Aduanas-MARCO SAFE 2010, referido a: operador económico certificado, información anticipada sobre documentos de transporte e intercambio de información con administraciones aduaneras de otros países, especialmente en el ámbito del MERCOSUR.

- Dotación a las aduanas de detectores de sustancias refrigerantes, agotadoras de la capa de ozono.

- Dotación a las aduanas de equipos para realizar test y pruebas de orientación preliminar de drogas y sustancias químicas controladas, empleadas en su fabricación.

- Sistematización de los convenios internacionales de naturaleza comercial y medioambiental.

- Adquisición de equipos de inspección no intrusiva, para el control de mercancías objeto de operaciones aduaneras, en las aduanas principales y subalternas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**4.285.914.478**
INGRESOS CORRIENTES ORDINARIOS	4.285.914.478
INGRESOS NO TRIBUTARIOS	1.728.714.478
Tasas	1.728.714.478
INGRESOS DE LA PROPIEDAD	5.200.000
Intereses	5.200.000
Intereses internos	5.200.000
Intereses por depósitos	5.200.000
TRANSFERENCIAS CORRIENTES	2.552.000.000
Transferencias corrientes del sector público	2.552.000.000
Transferencias corrientes internas recibidas del sector público	2.552.000.000
De la República	2.552.000.000
INGRESOS DE CAPITAL	**138.938.508**
RECURSOS PROPIOS DE CAPITAL	138.938.508
Incremento de la depreciación y amortización acumuladas	138.938.508
FUENTES DE FINANCIAMIENTO	**30.400.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	30.400.000
Disminución de otros activos financieros	30.400.000
Disminución de disponibilidades	30.400.000
Disminución de caja	30.400.000
TOTAL RECURSOS	**4.455.252.986**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**4.055.187.283**
GASTOS DE CONSUMO	3.713.191.518
Remuneraciones	2.267.252.000
Sueldos, salarios y otras retribuciones	402.969.053
Beneficios y complementos de sueldos y salarios	787.554.348
Aportes patronales	61.818.089
Prestaciones sociales y otras indemnizaciones	234.156.863
Asistencia socioeconómica	724.253.647
Otros gastos de personal	56.500.000
Compra de bienes y servicios	1.121.839.498
Bienes de consumo	397.315.896
Servicios no personales	724.523.602
Impuestos indirectos	185.161.512
Depreciación y amortización	138.938.508
TRANSFERENCIAS Y DONACIONES CORRIENTES	341.995.765
Al sector privado	339.748.000
Transferencias corrientes al sector privado	284.748.000
Directas a personas	284.208.000
Pensiones y otros beneficios asociados	29.840.004
Jubilaciones y otros beneficios asociados	254.367.996
A instituciones sin fines de lucro	540.000
Donaciones corrientes al sector privado	55.000.000
Donaciones a personas	30.000.000
Donaciones a instituciones sin fines de lucro	25.000.000
Al sector público	1.500.000
Transferencias corrientes al sector público	1.500.000
A los entes descentralizados sin fines empresariales para sus gastos	1.500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Al sector externo	747.765
Transferencias corrientes al exterior	747.765
A instituciones sin fines de lucro	747.765
GASTOS DE CAPITAL	**369.665.703**
INVERSIÓN REAL DIRECTA	369.665.703
Formación bruta de capital fijo	369.665.703
Edificios e instalaciones	4.521.947
Maquinaria, equipos y otros bienes muebles	155.391.258
Bienes preexistentes	15.000
Construcciones de bienes de dominio privado	209.737.498
APLICACIONES FINANCIERAS	**30.400.000**
DISMINUCIÓN DE PASIVOS	30.400.000
Disminución de cuentas y efectos por pagar	30.400.000
Disminución de cuentas y efectos por pagar a corto plazo	30.400.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	12.000.000
Disminución cuentas por pagar a proveedores a corto plazo	18.400.000
TOTAL GASTOS	**4.455.252.986**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123.079	Sistema tributario socialista fase consolidación	Resolución			2.870	18.450.423				18.450.423
123.108	Sistema aduanero socialista fase consolidación	Operación			518.839	22.399.710				22.399.710
TOTAL						**40.850.133**				**40.850.133**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		2.267.252.000			2.267.252.000
02	Gestión administrativa	1.855.279.653				1.855.279.653
03	Previsión y protección social		284.748.000			284.748.000
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	7.123.200				7.123.200
TOTAL		**1.862.402.853**	**2.552.000.000**			**4.414.402.853**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5.196**	**3.994**		**9.190**	**310.595.959**	**27.000.000**	**337.595.959**
Alto Nivel y de Dirección		1		1	189.000		189.000
Directivo	156	261		417	14.615.255		14.615.255
Profesional y Técnico	3.298	2.270		5.568	175.383.064		175.383.064
Administrativo	1.413	973		2.386	102.306.788		102.306.788
Obrero	329	489		818	18.101.852	27.000.000	45.101.852
Personal Contratado	**150**	**80**		**230**	**8.754.637**		**8.754.637**
Administrativo	150	80		230	8.754.637		8.754.637
TOTAL	**5.346**	**4.074**		**9.420**	**319.350.596**	**27.000.000**	**346.350.596**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**177**	**67**	**244**	**29.840.004**
Empleado	177	67	244	29.840.004
Jubilados	**1.075**	**707**	**1.782**	**254.367.996**
Empleado	1.075	707	1.782	254.367.996
TOTAL	**1.252**	**774**	**2.026**	**284.208.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.267.252.000
4.02	Materiales, suministros y mercancías	397.315.896
4.03	Servicios no personales	909.685.114
4.04	Activos reales	369.665.703
4.07	Transferencias y donaciones	341.995.765
4.08	Otros gastos	138.938.508
4.11	Disminución de pasivos	30.400.000
	TOTAL	**4.455.252.986**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**4.285.914.478**
INGRESOS CORRIENTES ORDINARIOS	4.285.914.478
INGRESOS NO TRIBUTARIOS	1.728.714.478
Tasas	1.728.714.478
INGRESOS DE LA PROPIEDAD	5.200.000
Intereses	5.200.000
Intereses internos	5.200.000
Intereses por depósitos	5.200.000
TRANSFERENCIAS CORRIENTES	2.552.000.000
Transferencias corrientes del sector público	2.552.000.000
Transferencias corrientes internas recibidas del sector público	2.552.000.000
De la República (Ministerio del Poder Popular de Finanzas)	2.552.000.000
Recursos Ordinarios	2.552.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1.2 GASTOS CORRIENTES	**4.055.187.283**
GASTOS DE CONSUMO	3.713.191.518
Remuneraciones	2.267.252.000
Sueldos, salarios y otras retribuciones	402.969.053
Beneficios y complementos de sueldos y salarios	787.554.348
Aportes patronales	61.818.089
Prestaciones sociales y otras indemnizaciones	234.156.863
Asistencia socioeconómica	724.253.647
Otros gastos de personal	56.500.000
Compra de bienes y servicios	1.121.839.498
Bienes de consumo	397.315.896
Servicios no personales	724.523.602
Impuestos indirectos	185.161.512
Depreciación y amortización	138.938.508
TRANSFERENCIAS Y DONACIONES CORRIENTES	341.995.765
Al sector privado	339.748.000
Transferencias corrientes al sector privado	284.748.000
Directas a personas	284.208.000
Pensiones y otros beneficios asociados	29.840.004
Jubilaciones y otros beneficios asociados	254.367.996
A instituciones sin fines de lucro	540.000
Donaciones corrientes al sector privado	55.000.000
Donaciones a personas	30.000.000
Donaciones a instituciones sin fines de lucro	25.000.000
Al sector público	1.500.000
Transferencias corrientes al sector público	1.500.000
A los entes descentralizados sin fines empresariales para sus gastos	1.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Al sector externo	747.765
Transferencias corrientes al exterior	747.765
A instituciones sin fines de lucro	747.765
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**230.727.195**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**369.665.703**
RECURSOS PROPIOS DE CAPITAL	369.665.703
Ahorro en cuenta corriente	230.727.195
Incremento de la depreciación y amortización acumuladas	138.938.508
2.2 GASTOS DE CAPITAL	**369.665.703**
INVERSIÓN REAL DIRECTA	369.665.703
Formación bruta de capital fijo	369.665.703
Edificios e instalaciones	4.521.947
Maquinaria, equipos y otros bienes muebles	155.391.258
Bienes preexistentes	15.000
Construcciones de bienes de dominio privado	209.737.498
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**30.400.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	30.400.000
Disminución de otros activos financieros	30.400.000
Disminución de disponibilidades	30.400.000
Disminución de caja	30.400.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
3.2 APLICACIONES FINANCIERAS	**30.400.000**
DISMINUCIÓN DE PASIVOS	30.400.000
Disminución de cuentas y efectos por pagar	30.400.000
Disminución de cuentas y efectos por pagar a corto plazo	30.400.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	12.000.000
Disminución cuentas por pagar a proveedores a corto plazo	18.400.000

A0185

Superintendencia Nacional de Valores

SUPERINTENDENCIA NACIONAL DE VALORES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Superintendencia Nacional de Valores (SUNAVAL), bajo la tutela administrativa del Ministerio del Poder Popular de Finanzas, es el ente encargado de regular y supervisar el funcionamiento del mercado de valores, y de estimular el desarrollo productivo del país, bajo la vigilancia y coordinación del Órgano Superior del Sistema Financiero Nacional.

La política presupuestaria de la SUNAVAL, está vinculada al Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019 y particularmente en el Objetivo Histórico III "Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la gran potencia naciente de América Latina y el Caribe, que garanticen la conformación; de una zona de paz de Nuestra América".

En este sentido, la Superintendencia Nacional de Valores, pretende estimular y promover la incorporación de pequeños y medianos ahorristas, así como las PYME, al mercado de valores nacional, garantizando la transparencia del mismo, mejorando y fortaleciendo los sistemas de regulación y control de los emisores e intermediarios de títulos valores y la promoción y difusión de las bondades del mercado de valores y la capacitación del público en general, en esta materia.

Para ello, la Superintendencia, velará por la transparencia del mercado de valores y la protección de los inversores, asegurando la mayor difusión de información financiera y el cumplimiento, por parte de los entes intermediarios y emisores del mercado, de estándares internacionales de actuación y conducta y de los principios de buen gobierno corporativo. Estos entes son:

- Empresas emisoras.
- Entidades de inversión colectiva de capital cerrado (turística) y entidades de inversión colectiva de capital abierto (inmobiliaria) y sus sociedades administradoras.
- Operadores de valores autorizados, asesores de inversión, corredores de productos e insumos agrícolas y contadores públicos, inscritos ante el Registro Nacional de Valores.
- Casas de bolsa, sociedades de corretaje, bolsas de valores, bolsas de productos agrícolas, cajas de valores, calificadoras de riesgo, agentes de traspaso, entre otros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**79.503.700**
INGRESOS CORRIENTES ORDINARIOS	71.503.700
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.700
Venta de otros bienes y servicios	3.700
INGRESOS DE LA PROPIEDAD	1.500.000
Intereses	1.500.000
Intereses internos	1.500.000
Intereses por depósitos	1.500.000
TRANSFERENCIAS CORRIENTES	70.000.000
Transferencias corrientes del sector público	70.000.000
Transferencias corrientes internas recibidas del sector público	70.000.000
De la República	70.000.000
INGRESOS CORRIENTES EXTRAORDINARIOS	8.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.000.000
Donaciones corrientes internas recibidas del sector privado	8.000.000
De empresas privadas	8.000.000
INGRESOS DE CAPITAL	**1.182.000**
RECURSOS PROPIOS DE CAPITAL	1.182.000
Incremento de la depreciación y amortización acumuladas	1.182.000
FUENTES DE FINANCIAMIENTO	**100.654.250**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.654.250
Disminución de otros activos financieros	100.654.250
Disminución de disponibilidades	100.654.250
Disminución de caja	100.654.250
TOTAL RECURSOS	**181.339.950**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**176.244.950**
GASTOS DE CONSUMO	170.206.050
Remuneraciones	143.960.290
Sueldos, salarios y otras retribuciones	47.517.373
Beneficios y complementos de sueldos y salarios	25.020.984
Aportes patronales	3.496.199
Prestaciones sociales y otras indemnizaciones	12.326.426
Asistencia socioeconómica	55.597.308
Otros gastos de personal	2.000
Compra de bienes y servicios	22.327.720
Bienes de consumo	8.327.000
Servicios no personales	14.000.720
Impuestos indirectos	2.736.040
Depreciación y amortización	1.182.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.038.900
Al sector privado	5.878.900
Transferencias corrientes al sector privado	2.078.900
Directas a personas	2.078.900
Jubilaciones y otros beneficios asociados	2.078.900
Donaciones corrientes al sector privado	3.800.000
Donaciones a personas	2.000.000
Donaciones a instituciones sin fines de lucro	1.800.000
Al sector externo	160.000
Transferencias corrientes al exterior	160.000
A organismos internacionales	160.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS DE CAPITAL	**5.085.000**
INVERSIÓN REAL DIRECTA	5.085.000
Formación bruta de capital fijo	4.135.000
Maquinaria, equipos y otros bienes muebles	4.135.000
Bienes intangibles	950.000
APLICACIONES FINANCIERAS	**10.000**
DISMINUCIÓN DE PASIVOS	10.000
Disminución de otros pasivos	10.000
Disminución de otros pasivos a corto plazo	10.000
TOTAL GASTOS	**181.339.950**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123.067	Responsabilidad social de la Superintendencia Nacional de Valores	Crédito			15	21.654.961	4.352.527			26.007.488
123.068	Prevención y control de la legitimación de capitales y el financiamiento al terrorismo en el mercado de valores	Informe			48		11.219.723			11.219.723
123.069	Fiscalización, supervisión y regulación del mercado de valores	Visita			100		28.634.113			28.634.113
123.165	Automatización de la función supervisora de la Superintendencia Nacional de Valores	Software			2		20.684.042			20.684.042
123.174	Desarrollar las comunicaciones y relaciones institucionales de la Superintendencia Nacional de Valores	Charla			4		5.109.595			5.109.595
TOTAL						21.654.961	70.000.000			91.654.961

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	61.149.889				61.149.889
02	Gestión administrativa	26.456.200				26.456.200
03	Previsión y protección social	2.078.900				2.078.900
TOTAL		89.684.989				89.684.989

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**80**	**63**	**65**	**208**	**10.918.823**	**209.660**	**11.128.483**
Alto Nivel y de Dirección		1		1	55.655		55.655
Directivo	9	13	4	26	1.771.669		1.771.669
Profesional y Técnico	46	19	46	111	5.234.191	139.060	5.373.251
Administrativo	22	11	12	45	2.657.155	70.600	2.727.755
Obrero	3	19	3	25	1.200.153		1.200.153
Personal Contratado	**3**	**2**		**5**	**546.000**		**546.000**
Profesional y Técnico	3	2		5	546.000		546.000
TOTAL	**83**	**65**	**65**	**213**	**11.464.823**	**209.660**	**11.674.483**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**4**	**2**	**6**	**2.078.900**
Empleado	4	2	6	2.078.900
TOTAL	**4**	**2**	**6**	**2.078.900**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	143.960.290
4.02	Materiales, suministros y mercancías	8.327.000
4.03	Servicios no personales	16.736.760
4.04	Activos reales	5.085.000
4.07	Transferencias y donaciones	6.038.900
4.08	Otros gastos	1.182.000
4.11	Disminución de pasivos	10.000
	TOTAL	**181.339.950**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**79.503.700**
INGRESOS CORRIENTES ORDINARIOS	71.503.700
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.700
Venta de otros bienes y servicios	3.700
INGRESOS DE LA PROPIEDAD	1.500.000
Intereses	1.500.000
Intereses internos	1.500.000
Intereses por depósitos	1.500.000
TRANSFERENCIAS CORRIENTES	70.000.000
Transferencias corrientes del sector público	70.000.000
Transferencias corrientes internas recibidas del sector público	70.000.000
De la República (Ministerio del Poder Popular de Finanzas)	70.000.000
Recursos Ordinarios	70.000.000
INGRESOS CORRIENTES EXTRAORDINARIOS	8.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.000.000
Donaciones corrientes internas recibidas del sector privado	8.000.000
De empresas privadas	8.000.000
1.2 GASTOS CORRIENTES	**176.244.950**
GASTOS DE CONSUMO	170.206.050
Remuneraciones	143.960.290
Sueldos, salarios y otras retribuciones	47.517.373
Beneficios y complementos de sueldos y salarios	25.020.984
Aportes patronales	3.496.199
Prestaciones sociales y otras indemnizaciones	12.326.426
Asistencia socioeconómica	55.597.308
Otros gastos de personal	2.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Compra de bienes y servicios	22.327.720
Bienes de consumo	8.327.000
Servicios no personales	14.000.720
Impuestos indirectos	2.736.040
Depreciación y amortización	1.182.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.038.900
Al sector privado	5.878.900
Transferencias corrientes al sector privado	2.078.900
Directas a personas	2.078.900
Jubilaciones y otros beneficios asociados	2.078.900
Donaciones corrientes al sector privado	3.800.000
Donaciones a personas	2.000.000
Donaciones a instituciones sin fines de lucro	1.800.000
Al sector externo	160.000
Transferencias corrientes al exterior	160.000
A organismos internacionales	160.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(96.741.250)**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(95.559.250)**
RECURSOS PROPIOS DE CAPITAL	(95.559.250)
(Desahorro) en cuenta corriente	(96.741.250)
Incremento de la depreciación y amortización acumuladas	1.182.000
2.2 GASTOS DE CAPITAL	**5.085.000**
INVERSIÓN REAL DIRECTA	5.085.000
Formación bruta de capital fijo	4.135.000
Maquinaria, equipos y otros bienes muebles	4.135.000
Bienes intangibles	950.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(100.644.250)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**100.654.250**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.654.250
Disminución de otros activos financieros	100.654.250
Disminución de disponibilidades	100.654.250
Disminución de caja	100.654.250
3.2 APLICACIONES FINANCIERAS	**100.654.250**
DISMINUCIÓN DE PASIVOS	10.000
Disminución de otros pasivos	10.000
Disminución de otros pasivos a corto plazo	10.000
DÉFICIT FINANCIERO	100.644.250

A0279

Superintendencia de Bienes Públicos

SUPERINTENDENCIA DE BIENES PÚBLICOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La formulación del presupuesto del ejercicio fiscal correspondiente al año 2014, se elabora sobre la base metodológica de la técnica de presupuesto por Proyectos y Acciones Centralizadas; además por las líneas emanadas del órgano rector; Ministerio del Poder Popular de Finanzas.

De igual forma, sigue las líneas estratégicas del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, el cual establece, en su segundo objetivo histórico, continuar construyendo el Socialismo Bolivariano para alcanzar la Suprema Felicidad Social del Pueblo, y lograr la irrupción definitiva del nuevo estado democrático y social de derecho y de justicia, mediante la transformación y la reorganización de manera integral de la Administración Pública, a los fines de hacerla más útil a nuestro pueblo.

En este sentido, el Plan Operativo Institucional, se ha estructurado dándole prioridad a las competencias otorgadas por ley a la Superintendencia de Bienes Públicos, desarrollando el proyecto de "Consolidación del Sistema de Bienes Públicos (SBP), Primera Etapa".

La ejecución de este proyecto, pretende avanzar en la consolidación del Sistema de Bienes Públicos, mediante la implementación de los instrumentos de regulación y control, vinculados a los procesos de registro, enajenación, desincorporación de los bienes nacionales y la implementación del Registro General de Bienes Públicos.

Asimismo, la Superintendencia dará cumplimiento a la regulación integral y coherente de la adquisición, uso, administración, mantenimiento, registro, supervisión y disposición de los bienes públicos, lo que amerita la realización de una serie de actividades, que serán llevadas a cabo en y desde la sede principal, así como en todo el territorio nacional, donde se requiera, bien sea por solicitud de los entes u organismos de la Administración Pública, o porque así lo disponga la Superintendencia, a fin de garantizar el uso racional, óptimo y oportuno de los bienes de la Republica.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**26.630.000**
INGRESOS CORRIENTES ORDINARIOS	26.630.000
INGRESOS DE OPERACIÓN	440.000
Otros ingresos de operación	440.000
TRANSFERENCIAS CORRIENTES	26.190.000
Transferencias corrientes del sector público	26.190.000
Transferencias corrientes internas recibidas del sector público	26.190.000
De la República	26.190.000
TOTAL RECURSOS	**26.630.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**22.474.465**
GASTOS DE CONSUMO	22.474.465
Remuneraciones	12.967.887
Sueldos, salarios y otras retribuciones	6.570.027
Beneficios y complementos de sueldos y salarios	1.893.840
Aportes patronales	530.459
Prestaciones sociales y otras indemnizaciones	991.208
Asistencia socioeconómica	2.814.353
Otros gastos de personal	168.000
Compra de bienes y servicios	8.089.923

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Bienes de consumo	4.278.055
Servicios no personales	3.811.868
Impuestos indirectos	1.416.655
GASTOS DE CAPITAL	**3.715.535**
INVERSIÓN REAL DIRECTA	3.715.535
Formación bruta de capital fijo	3.715.535
Maquinaria, equipos y otros bienes muebles	3.466.874
Construcciones de bienes de dominio privado	248.661
APLICACIONES FINANCIERAS	**440.000**
INVERSIÓN FINANCIERA	440.000
Incremento de otros activos financieros	440.000
Incremento de disponibilidades	440.000
Incremento de caja	440.000
TOTAL GASTOS	**26.630.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122.884	Consolidación del Sistema de Bienes Públicos (SBP), Primera Etapa	Instrumento			4		5.005.685			5.005.685
	TOTAL						**5.005.685**			**5.005.685**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.025.222			12.025.222
02	Gestión administrativa	440.000	9.159.093			9.599.093
	TOTAL	**440.000**	**21.184.315**			**21.624.315**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**15**	**15**		**30**	**2.884.744**	**96.000**	**2.980.744**
Directivo	3	5		8	1.152.000		1.152.000
Profesional y Técnico	9	10		19	1.724.349	96.000	1.820.349
Administrativo	3			3	8.395		8.395
Personal Contratado	**4**	**6**		**10**	**942.667**		**942.667**
Profesional y Técnico	4	6		10	942.667		942.667
TOTAL	**19**	**21**		**40**	**3.827.411**	**96.000**	**3.923.411**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	12.967.887
4.02	Materiales, suministros y mercancías	4.278.055
4.03	Servicios no personales	5.228.523
4.04	Activos reales	3.715.535
4.05	Activos financieros	440.000
	TOTAL	**26.630.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**26.630.000**
INGRESOS CORRIENTES ORDINARIOS	26.630.000
INGRESOS DE OPERACIÓN	440.000
Otros ingresos de operación	440.000
TRANSFERENCIAS CORRIENTES	26.190.000
Transferencias corrientes del sector público	26.190.000
Transferencias corrientes internas recibidas del sector público	26.190.000
De la República (Ministerio del Poder Popular de Finanzas)	26.190.000
Recursos Ordinarios	26.190.000
1.2 GASTOS CORRIENTES	**22.474.465**
GASTOS DE CONSUMO	22.474.465
Remuneraciones	12.967.887
Sueldos, salarios y otras retribuciones	6.570.027
Beneficios y complementos de sueldos y salarios	1.893.840
Aportes patronales	530.459
Prestaciones sociales y otras indemnizaciones	991.208
Asistencia socioeconómica	2.814.353
Otros gastos de personal	168.000
Compra de bienes y servicios	8.089.923
Bienes de consumo	4.278.055
Servicios no personales	3.811.868
Impuestos indirectos	1.416.655
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.155.535**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.155.535**
RECURSOS PROPIOS DE CAPITAL	4.155.535
Ahorro en cuenta corriente	4.155.535
2.2 GASTOS DE CAPITAL	**3.715.535**
INVERSIÓN REAL DIRECTA	3.715.535
Formación bruta de capital fijo	3.715.535

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Maquinaria, equipos y otros bienes muebles	3.466.874
Construcciones de bienes de dominio privado	248.661
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**440.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**440.000**
SUPERÁVIT FINANCIERO	440.000
3.2 APLICACIONES FINANCIERAS	**440.000**
INVERSIÓN FINANCIERA	440.000
Incremento de otros activos financieros	440.000
Incremento de disponibilidades	440.000
Incremento de caja	440.000

A0653

Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)

CORPORACIÓN PARA LA ZONA LIBRE PARA EL FOMENTO DE LA INVERSIÓN TURÍSTICA DE LA PENÍNSULA DE PARAGUANÁ (CORPOTULIPA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA), es un ente adscrito al Ministerio del Poder Popular de Finanzas, encargado de velar por el cumplimiento de la Ley de Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (ZOLIPA), como régimen territorial de carácter fiscal para la prestación de servicios en la actividad turística y comercial; así como poner en marcha planes, programas y proyectos dirigidos a impulsar el desarrollo de la Península a través de las siguientes acciones:

- Promover el desarrollo económico y turístico de la península mediante el aprovechamiento sustentable de los recursos existentes, que generen el incremento de nuevas inversiones en el ámbito turístico y comercial, a través de acciones que permitan la participación activa de las comunidades organizadas.
- Evaluar y desarrollar, a través de métodos estadísticos, análisis económicos regionales y territoriales, planificación operativa, gerencia de procesos e indicadores de impacto, las ventajas competitivas, que en los ámbitos turístico, comercial y de servicios, tiene la península de Paraguaná.
- Implantar un modelo de gestión socialista para cada tipo de servicio turístico que ofrecen las unidades familiares socio-productivas, con la finalidad de estandarizar los procesos, incorporando buenas prácticas ambientales y de calidad, en la prestación de los servicios y elaboración de los productos.
- Implementar programas de salud, dirigidos a garantizar la seguridad social y solidaria del personal de la corporación.

Para el año 2014 el presupuesto de gastos de Corpotulipa asciende a Bs. 26.087.606, el cual será financiado con los aportes del Ministerio del Poder Popular de Finanzas, de los Municipios Falcón, Carirubana y los Taques, del estado Falcón, con los ingresos que se obtienen por concepto de las tarifas derivadas de la prestación de servicios y con los subsidios que realicen los organismos económicos y empresariales de la zona, además de los recursos propios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**24.967.435**
INGRESOS CORRIENTES ORDINARIOS	24.967.435
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	22.459.235
Venta de otros bienes y servicios	22.459.235
INGRESOS DE LA PROPIEDAD	28.000
Intereses	28.000
Intereses internos	28.000
Intereses por depósitos	28.000
TRANSFERENCIAS CORRIENTES	2.480.000
Transferencias corrientes del sector público	2.480.000
Transferencias corrientes internas recibidas del sector público	2.480.000
De la República	2.400.000
Del Poder Municipal	80.000
OTROS INGRESOS	200
Otros ingresos ordinarios	200
INGRESOS DE CAPITAL	**320.171**
RECURSOS PROPIOS DE CAPITAL	320.171
Incremento de la depreciación y amortización acumuladas	320.171
FUENTES DE FINANCIAMIENTO	**800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	800.000
Disminución de otros activos financieros	800.000
Disminución de disponibilidades	800.000
Disminución de bancos	800.000
TOTAL RECURSOS	**26.087.606**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**22.915.241**
GASTOS DE CONSUMO	22.782.746
Remuneraciones	14.495.587
Sueldos, salarios y otras retribuciones	3.947.070
Beneficios y complementos de sueldos y salarios	5.967.021
Aportes patronales	822.458
Prestaciones sociales y otras indemnizaciones	1.365.884
Asistencia socioeconómica	2.215.654
Otros gastos de personal	177.500
Compra de bienes y servicios	6.919.808
Bienes de consumo	1.654.211
Servicios no personales	5.265.597
Impuestos indirectos	1.047.180
Depreciación y amortización	320.171
TRANSFERENCIAS Y DONACIONES CORRIENTES	132.495
Al sector privado	122.495
Transferencias corrientes al sector privado	58.995
Directas a personas	58.995
Jubilaciones y otros beneficios asociados	58.995
Donaciones corrientes al sector privado	63.500
Donaciones a personas	14.000
Donaciones a instituciones sin fines de lucro	31.500
Donaciones corrientes a Consejos Comunales	18.000
Al sector público	10.000
Donaciones corrientes al sector público	10.000
A los entes descentralizados sin fines empresariales	10.000
GASTOS DE CAPITAL	**2.852.194**
INVERSIÓN REAL DIRECTA	2.852.194
Formación bruta de capital fijo	2.814.194
Maquinaria, equipos y otros bienes muebles	222.678

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
Construcciones de bienes de dominio privado	2.591.516
Bienes intangibles	38.000
APLICACIONES FINANCIERAS	**320.171**
INVERSIÓN FINANCIERA	320.171
Incremento de otros activos financieros	320.171
Incremento de disponibilidades	320.171
Incremento de caja	320.171
TOTAL GASTOS	**26.087.606**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122906	Programa permanente de promoción, mercadeo y comunicación para posicionar a Paraguaná como destino Turístico y de Inversión (Fase I)	Programa			1	8.631.375				8.631.375
123128	Implementación de un Observatorio Turístico en la Península de Paraguaná	Informe			8	690.712				690.712
123204	Modelo de Gestión para las Unidades Familiares Socio Productivas de Prestación de Servicio Turístico de Paraguaná.	Manual			2	1.235.551				1.235.551
123303	Programa de Fortalecimiento al Bienestar Social de los Trabajadores de Corpotulipa y su entorno.	Programa			1	1.254.432				1.254.432
	TOTAL					11.812.070				11.812.070

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	6.813.226	2.400.000			9.213.226
02	Gestión administrativa	5.003.315				5.003.315
03	Previsión y protección social	58.995				58.995
	TOTAL	11.875.536	2.400.000			14.275.536

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**33**	**14**	**2**	**49**	**1.680.757**	**309.669**	**1.990.426**
Alto Nivel y de Dirección		1		1	22.212		22.212
Directivo	10	4	1	15	535.140		535.140
Profesional y Técnico	16	4	1	21	686.893	240.465	927.358
Personal Administrativo	5			5	178.380	19.613	197.993
Obrero	2	5		7	258.132	49.591	307.723
Personal Contratado	**29**	**12**		**41**	**1.655.293**		**1.655.293**
Profesional y Técnico	26	9		35	1.446.035		1.446.035
Personal Administrativo	3			3	102.230		102.230
Obrero		3		3	107.028		107.028
TOTAL	**62**	**26**	**2**	**90**	**3.336.050**	**309.669**	**3.645.719**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**1**		**1**	**58.995**
Empleados	1		1	58.995
TOTAL	**1**		**1**	**58.995**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	14.495.587
4.02	Materiales, suministros y mercancías	1.654.211
4.03	Servicios no personales	6.312.777
4.04	Activos reales	2.852.194
4.05	Activos financieros	320.171
4.07	Transferencias y donaciones	132.495
4.08	Otros gastos	320.171
	TOTAL	**26.087.606**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**24.967.435**
INGRESOS CORRIENTES ORDINARIOS	24.967.435
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	22.459.235
Venta de otros bienes y servicios	22.459.235
INGRESOS DE LA PROPIEDAD	28.000
Intereses	28.000
Intereses internos	28.000
Intereses por depósitos	28.000
TRANSFERENCIAS CORRIENTES	2.480.000
Transferencias corrientes del sector público	2.480.000
Transferencias corrientes internas recibidas del sector público	2.480.000
De la República	2.400.000
Ministerio del Poder Popular de Finanzas	2.400.000
Recursos Ordinarios	2.400.000
Del Poder Municipal	80.000
OTROS INGRESOS	200
Otros ingresos ordinarios	200
1.2 GASTOS CORRIENTES	**22.915.241**
GASTOS DE CONSUMO	22.782.746
Remuneraciones	14.495.587
Sueldos, salarios y otras retribuciones	3.947.070
Beneficios y complementos de sueldos y salarios	5.967.021
Aportes patronales	822.458
Prestaciones sociales y otras indemnizaciones	1.365.884
Asistencia socioeconómica	2.215.654
Otros gastos de personal	177.500
Compra de bienes y servicios	6.919.808

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Bienes de consumo	1.654.211
Servicios no personales	5.265.597
Impuestos indirectos	1.047.180
Depreciación y amortización	320.171
TRANSFERENCIAS Y DONACIONES CORRIENTES	132.495
Al sector privado	122.495
Transferencias corrientes al sector privado	58.995
Directas a personas	58.995
Jubilaciones y otros beneficios asociados	58.995
Donaciones corrientes al sector privado	63.500
Donaciones a personas	14.000
Donaciones a instituciones sin fines de lucro	31.500
Donaciones corrientes a Consejos Comunales	18.000
Al sector público	10.000
Donaciones corrientes al sector público	10.000
A los entes descentralizados sin fines empresariales	10.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.052.194**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.372.365**
RECURSOS PROPIOS DE CAPITAL	2.372.365
Ahorro en cuenta corriente	2.052.194
Incremento de la depreciación y amortización acumuladas	320.171
2.2 GASTOS DE CAPITAL	**2.852.194**
INVERSIÓN REAL DIRECTA	2.852.194
Formación bruta de capital fijo	2.814.194
Maquinaria, equipos y otros bienes muebles	222.678
Construcciones de bienes de dominio privado	2.591.516

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Bienes intangibles	38.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(479.829)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	800.000
Disminución de otros activos financieros	800.000
Disminución de disponibilidades	800.000
Disminución de bancos	800.000
3.2 APLICACIONES FINANCIERAS	**800.000**
INVERSIÓN FINANCIERA	320.171
Incremento de otros activos financieros	320.171
Incremento de disponibilidades	320.171
Incremento de caja	320.171
DÉFICIT FINANCIERO	479.829

A0806

Fondo de Protección Social de los Depósitos Bancarios (FOGADE)

FONDO DE PROTECCIÓN SOCIAL DE LOS DEPÓSITOS BANCARIOS (FOGADE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Fondo de Protección Social de los Depósitos Bancarios, tiene por objeto garantizar los fondos captados del público por las instituciones bancarias y ejercer la función de liquidador de las mismas y sus empresas relacionadas, de conformidad con lo establecido en la Ley de Instituciones del Sector Bancario.

Para el año 2014 el Fondo de Protección Social de los Depósitos Bancarios, contempla un presupuesto de Trece mil Ciento Treinta y Nueve Millones Novecientos Setenta y Un Mil Seiscientos Setenta y Tres Bolívares (Bs. 13.139.971.673), cuya programación se fundamentó en las premisas que a continuación se describen:

- Directrices y normas de los Órganos rectores de la materia y políticas institucionales a seguir en el corto plazo. Así como dar continuidad al cumplimiento del "Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo" dictado por el Presidente de la República.

- Respecto a la estructura presupuestaria, se incorporan acciones destinadas a la elaboración de estadísticas e indicadores de gestión, la cual está articulada con el Instituto Nacional de Estadística; así como la simplificación de trámites administrativos, a efectos de realizar acciones orientadas a optimizar los servicios prestados.

- En el marco del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019, se destaca la optimización de la gestión en cuanto al fortalecimiento de la capacidad de respuesta para el pago de las garantías, la administración del pago de las acreencias calificadas y la profundización de la Gestión Social.

- Se mantiene la asignación de créditos presupuestarios en la Acción Centralizada "Protección y Atención Integral a las Familias en Refugios en Caso de Emergencias o Desastres", dando cumplimiento al Decreto con Rango, Valor y Fuerza de Ley Especial de Refugios Dignos para Proteger a la Población en casos de Emergencias y Desastres, en el marco del Estado Democrático y Social de Derecho y de Justicia, para atender los gastos vinculados con el mantenimiento integral de los refugios.

En relación con las operaciones financieras, la institución tiene previsto para el ejercicio económico-financiero 2014 las siguientes acciones:

- Percibir aportes de bancos por Bs. 9.030.190.376, considerando un incremento del 5,0% intersemestral de los depósitos del público y una tasa diferenciada de 0,75% para la Banca Privada y 0,50% para la Banca Pública.

- Obtener Ingresos Financieros por Bs. 3.414.742.061, producto de los intereses sobre la cartera de inversiones en valores, estimados a una tasa promedio del 6,223% anual y para los saldos remunerados en el BCV estimados al 6,0% anual. Además incluye los intereses por operaciones de asistencia financiera.

- Obtener ingresos extraordinarios por Bs. 292.287.723, los cuales provienen principalmente de la, cobranza de capital e intereses generados por la cartera de créditos de Bancoro, C.A., Banco Universal Regional, adquirida por el Fondo, y por los intereses generados por el fideicomiso del Plan de Vivienda. Asimismo contempla las recuperaciones de capital e intereses de carteras de crédito cedidas al Fondo y por cobro de acreencias relativas a la banca en liquidación.

- Se contempla el incremento de la depreciación y amortización acumulada Bs. 20.374.406.

- Por concepto de Fuentes Financieras se estiman Bs. 382.377.107, las cuales se originan del incremento de la provisión para indexar las demandas judiciales funcionariales y no funcionariales incoadas contra este Organismo por Bs. 77.800.000, la recuperación del capital relativo a la cartera de créditos de Bancoro, C.A., Banco Universal Regional adquirida por el Fondo Bs. 20.435.467 y el incremento de otros pasivos producto del registro de las recuperaciones de las carteras de créditos (no cedida) de la banca en reciente proceso de liquidación por Bs. 284.141.640.

- Inversiones en Valores por Bs. 7.867.835.317, como resultado del flujo de efectivo previsto, se determinó un excedente de tesorería a ser colocado en títulos rentables, seguros y de fácil realización de acuerdo con la política establecida por el Organismo, en función de mantener y fortalecer el respaldo a la garantía de los depósitos del público.
- Cumplir con los planes de acción para el funcionamiento y operatividad del Fondo, así como garantizar los recursos materiales y financieros de los proyectos, lo cual determina egresos por Bs. 1.509.431.628.
- Incremento de otros activos financieros por Bs. 3.664.530.322, que contempla incremento de disponibilidades por Bs. 3.399.507.832, incremento de cuentas por cobrar a mediano plazo por Bs. 40.037.776 y activos financieros no circulantes por Bs. 224.984.714, conformados principalmente por el Fideicomiso Plan de Vivienda que ampara a los trabajadores del fondo.
- Se estiman otros gastos por Bs. 98.174.406, destinados principalmente a la provisión de demandas judiciales funcionariales y no funcionariales incoadas contra este Organismo y al gasto por depreciación y amortización del ejercicio.

En resumen, para el año 2014 el Fondo de Protección Social de los Depósitos Bancarios, presenta un presupuesto de ingresos y gastos por Bs. 13.139.971.673, conformado por Bs. 1.394.792.874 para acciones centralizadas y Bs. 11.745.178.799 para proyectos, y el mismo será financiado con ingresos corrientes por Bs. 3.707.029.784, ingresos de capital por Bs. 20.374.406 y fuentes financieras por Bs. 9.412.567.483.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**3.707.029.784**
INGRESOS CORRIENTES ORDINARIOS	3.707.029.784
INGRESOS DE OPERACIÓN	3.414.742.061
Ingresos financieros de instituciones financieras	3.414.742.061
OTROS INGRESOS	292.287.723
Otros ingresos ajenos a la operación	292.287.723
INGRESOS DE CAPITAL	**20.374.406**
RECURSOS PROPIOS DE CAPITAL	20.374.406
Incremento de la depreciación y amortización acumuladas	20.374.406
FUENTES DE FINANCIAMIENTO	**9.412.567.483**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.435.467
Disminución de otros activos financieros	20.435.467
Disminución de otros activos financieros no circulantes	20.435.467
INCREMENTO DE PASIVOS	361.941.640
Incremento de otros pasivos	361.941.640
Incremento de provisiones y reservas técnicas	77.800.000
Incremento de provisiones	77.800.000
Incremento de otras provisiones	77.800.000
Incremento de otros pasivos a mediano y largo plazo	284.141.640
INCREMENTO DEL PATRIMONIO	9.030.190.376
Incremento del capital	9.030.190.376
Incremento del capital fiscal e institucional	9.030.190.376
TOTAL RECURSOS	**13.139.971.673**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**1.521.274.310**
GASTOS DE OPERACIÓN	1.244.787.307
Remuneraciones	699.812.964
Sueldos, salarios y otras retribuciones	134.194.272
Beneficios y complementos de sueldos y salarios	231.472.773
Aportes patronales	27.430.424
Prestaciones sociales y otras indemnizaciones	70.049.746
Asistencia socioeconómica	236.380.617
Otros gastos de personal	285.132
Compra de bienes y servicios	496.398.751
Bienes de consumo	354.476.405
Servicios no personales	141.922.346
Impuestos indirectos	28.201.186
Depreciación y amortización	20.374.406
TRANSFERENCIAS Y DONACIONES CORRIENTES	198.687.003
Al sector privado	197.617.003
Transferencias corrientes al sector privado	188.451.203
Directas a personas	187.896.203
Pensiones y otros beneficios asociados	60.431.334
Jubilaciones y otros beneficios asociados	127.464.869
A instituciones sin fines de lucro	440.000
Otras transferencias corrientes internas al sector privado	60.000
Transferencias corrientes a Consejos Comunales	55.000
Donaciones corrientes al sector privado	9.165.800
Donaciones a personas	9.165.800
Al sector público	1.070.000
Transferencias corrientes al sector público	50.000
A los entes descentralizados sin fines empresariales para sus gastos	50.000
Donaciones corrientes al sector público	1.020.000
A la República	100.000
A los entes descentralizados sin fines empresariales	600.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
A instituciones de protección social	90.000
A entes descentralizados financieros bancarios	30.000
Al Poder Estadal	100.000
Al Poder Municipal	100.000
OTROS GASTOS CORRIENTES	77.800.000
Indemnizaciones y sanciones pecuniarias	77.800.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	77.800.000
GASTOS DE CAPITAL	**86.331.724**
INVERSIÓN REAL DIRECTA	86.331.724
Formación bruta de capital fijo	84.731.724
Maquinaria, equipos y otros bienes muebles	53.316.684
Construcciones de bienes de dominio privado	31.415.040
Bienes intangibles	1.600.000
APLICACIONES FINANCIERAS	**11.532.365.639**
INVERSIÓN FINANCIERA	11.532.365.639
Adquisición de títulos y valores que no otorgan propiedad	7.867.835.317
Adquisición de títulos y valores a corto plazo	7.867.835.317
Adquisición de títulos y valores externos	7.867.835.317
Incremento de otros activos financieros	3.664.530.322
Incremento de disponibilidades	3.399.507.832
Incremento de bancos	3.399.507.832
Incremento de cuentas por cobrar a mediano y largo plazo	40.037.776
Incremento de otras cuentas por cobrar a mediano y largo plazo	40.037.776
Incremento de otros activos financieros no circulantes	224.984.714
TOTAL GASTOS	**13.139.971.673**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122903	Aportes y garantía de depósitos	Abastecimiento			9.030.046.373	11.305.521.974				11.305.521.974
122911	Liquidación de instituciones del sector bancario y personas jurídicas vinculadas.	Institución			154	428.897.433				428.897.433
122925	Gestión social del fondo de protección social de los depósitos bancarios	Persona	120	120	240	10.759.392				10.759.392
	TOTAL					**11.745.178.799**				**11.745.178.799**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	611.359.357				611.359.357
02	Gestión administrativa	594.457.314				594.457.314
03	Previsión y protección social	187.896.203				187.896.203
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres	1.080.000				1.080.000
	TOTAL	**1.394.792.874**				**1.394.792.874**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**366**	**292**		**658**	**116.576.952**		**116.576.952**
Alto Nivel y de Dirección		1		1	539.472		539.472
Directivo	20	22		42	14.282.966		14.282.966
Profesional y Técnico	250	130		380	77.629.712		77.629.712
Personal Administrativo	88	92		180	18.427.608		18.427.608
Personal Médico	1	1		2	475.298		475.298
Obrero	7	46		53	5.221.896		5.221.896
Personal Fijo a Tiempo Parcial	**3**	**3**		**6**	**642.048**		**642.048**
Personal Médico	3	3		6	642.048		642.048
Personal Contratado	**78**			**78**	**15.229.824**		**15.229.824**
Profesional y Técnico	60			60	12.709.824		12.709.824
Personal Administrativo	18			18	2.520.000		2.520.000
TOTAL	**447**	**295**		**742**	**132.448.824**		**132.448.824**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**53**	**30**	**83**	**60.431.334**
Médicos	2		2	539.867
Empleados	51	30	81	59.891.467
Jubilados	**70**	**48**	**118**	**127.464.869**
Médicos	2		2	1.045.153
Empleados	68	48	116	126.419.716
TOTAL	**123**	**78**	**201**	**187.896.203**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	699.812.964
4.02	Materiales, suministros y mercancías	354.476.405
4.03	Servicios no personales	170.123.532
4.04	Activos reales	86.331.724
4.05	Activos financieros	11.532.365.639
4.07	Transferencias y donaciones	198.687.003
4.08	Otros gastos	98.174.406
	TOTAL	**13.139.971.673**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**3.707.029.784**
INGRESOS CORRIENTES ORDINARIOS	3.707.029.784
INGRESOS DE OPERACIÓN	3.414.742.061
Ingresos financieros de instituciones financieras	3.414.742.061
OTROS INGRESOS	292.287.723
Otros ingresos ajenos a la operación	292.287.723
1.2 GASTOS CORRIENTES	**1.521.274.310**
GASTOS DE OPERACIÓN	1.244.787.307
Remuneraciones	699.812.964
Sueldos, salarios y otras retribuciones	134.194.272
Beneficios y complementos de sueldos y salarios	231.472.773
Aportes patronales	27.430.424
Prestaciones sociales y otras indemnizaciones	70.049.746
Asistencia socioeconómica	236.380.617
Otros gastos de personal	285.132
Compra de bienes y servicios	496.398.751
Bienes de consumo	354.476.405
Servicios no personales	141.922.346
Impuestos indirectos	28.201.186
Depreciación y amortización	20.374.406
TRANSFERENCIAS Y DONACIONES CORRIENTES	198.687.003
Al sector privado	197.617.003
Transferencias corrientes al sector privado	188.451.203
Directas a personas	187.896.203
Pensiones y otros beneficios asociados	60.431.334
Jubilaciones y otros beneficios asociados	127.464.869
A instituciones sin fines de lucro	440.000
Otras transferencias corrientes internas al sector privado	60.000
Transferencias corrientes a Consejos Comunales	55.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Donaciones corrientes al sector privado	9.165.800
Donaciones a personas	9.165.800
Al sector público	1.070.000
Transferencias corrientes al sector público	50.000
A los entes descentralizados sin fines empresariales para sus gastos	50.000
Donaciones corrientes al sector público	1.020.000
A la República	100.000
A los entes descentralizados sin fines empresariales	600.000
A instituciones de protección social	90.000
A entes descentralizados financieros bancarios	30.000
Al Poder Estadal	100.000
Al Poder Municipal	100.000
OTROS GASTOS CORRIENTES	77.800.000
Indemnizaciones y sanciones pecuniarias	77.800.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	77.800.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.185.755.474**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.206.129.880**
RECURSOS PROPIOS DE CAPITAL	2.206.129.880
Ahorro en cuenta corriente	2.185.755.474
Incremento de la depreciación y amortización acumuladas	20.374.406
2.2 GASTOS DE CAPITAL	**86.331.724**
INVERSIÓN REAL DIRECTA	86.331.724
Formación bruta de capital fijo	84.731.724
Maquinaria, equipos y otros bienes muebles	53.316.684
Construcciones de bienes de dominio privado	31.415.040
Bienes intangibles	1.600.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**2.119.798.156**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**11.532.365.639**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.435.467
Disminución de otros activos financieros	20.435.467
Disminución de otros activos financieros no circulantes	20.435.467
INCREMENTO DE PASIVOS	361.941.640
Incremento de otros pasivos	361.941.640
Incremento de provisiones y reservas técnicas	77.800.000
Incremento de provisiones	77.800.000
Incremento de otras provisiones	77.800.000
Incremento de otros pasivos a mediano y largo plazo	284.141.640
INCREMENTO DEL PATRIMONIO	9.030.190.376
Incremento del capital	9.030.190.376
Incremento del capital fiscal e institucional	9.030.190.376
SUPERÁVIT FINANCIERO	2.119.798.156
3.2 APLICACIONES FINANCIERAS	**11.532.365.639**
INVERSIÓN FINANCIERA	11.532.365.639
Adquisición de títulos y valores que no otorgan propiedad	7.867.835.317
Adquisición de títulos y valores a corto plazo	7.867.835.317
Adquisición de títulos y valores externos	7.867.835.317
Incremento de otros activos financieros	3.664.530.322
Incremento de disponibilidades	3.399.507.832
Incremento de bancos	3.399.507.832
Incremento de cuentas por cobrar a mediano y largo plazo	40.037.776
Incremento de otras cuentas por cobrar a mediano y largo plazo	40.037.776
Incremento de otros activos financieros no circulantes	224.984.714

A0944

Superintendencia de Seguridad Social

SUPERINTENDENCIA DE SEGURIDAD SOCIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Superintendencia de Seguridad Social, se crea mediante Ley de Reforma Parcial del Decreto N° 6.243, con Rango, Valor y Fuerza de Ley Orgánica del Sistema de Seguridad Social, publicada en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.912 del 30-04-2012, con adscripción al Ministerio del Poder Popular de Finanzas, teniendo por objeto dictar la normativa y establecer un sistema de regulación, inspección, vigilancia, supervisión, control y fiscalización, que permita detectar oportunamente los problemas de la recaudación y la gestión de los recursos financieros, en cualesquiera de los órganos, entes y fondos integrantes del Sistema de Seguridad Social, bajo los criterios de una supervisión preventiva, así como adoptar las medidas tendentes a corregir la situación.

A tales fines, la Superintendencia contará con las más amplias facultades, pudiendo solicitar a los órganos, entes y fondos controlados, los datos, documentos, informes, libros, normas y cualquier información que considere conveniente. Asimismo, tendrá derecho a revisar los archivos, expedientes y oficinas de los sujetos controlados, incluyendo sus sistemas de información y equipos de computación, tanto en el sitio, como a través de sistemas remotos e inspeccionar a los órganos, entes y fondos regidos por esta Ley, por lo menos una vez cada año.

La política presupuestaria, estará enfocada a cumplir con su misión, la cual se centra en proteger el Sistema de Seguridad Social, con la finalidad de garantizar la universalidad, justicia y transparencia de los regímenes prestacionales, promoviendo la participación protagónica de los ciudadanos, para que se forme la cultura de seguridad social y el pueblo intendente. En consecuencia, los instrumentos de planificación, se estructuraron tomando en consideración la metodología de Presupuesto por Proyectos y Acciones Centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**44.000.000**
INGRESOS CORRIENTES ORDINARIOS	44.000.000
TRANSFERENCIAS CORRIENTES	44.000.000
Transferencias corrientes del sector público	44.000.000
Transferencias corrientes internas recibidas del sector público	44.000.000
De la República	44.000.000
INGRESOS DE CAPITAL	**584.500**
RECURSOS PROPIOS DE CAPITAL	584.500
Incremento de la depreciación y amortización acumuladas	584.500
TOTAL RECURSOS	**44.584.500**

CAPÍTULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**39.624.908**
GASTOS DE CONSUMO	39.544.908
Remuneraciones	25.171.849
Sueldos, salarios y otras retribuciones	7.807.543
Beneficios y complementos de sueldos y salarios	9.128.703
Aportes patronales	2.216.576
Prestaciones sociales y otras indemnizaciones	2.162.103
Asistencia socioeconómica	3.856.924
Compra de bienes y servicios	12.862.480
Bienes de consumo	5.168.440
Servicios no personales	7.694.040
Impuestos indirectos	926.079
Depreciación y amortización	584.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Donaciones corrientes al sector privado	80.000
Donaciones a personas	80.000
GASTOS DE CAPITAL	**4.375.092**
INVERSIÓN REAL DIRECTA	4.375.092
Formación bruta de capital fijo	4.375.092
Maquinaria, equipos y otros bienes muebles	3.525.092
Construcciones de bienes de dominio privado	850.000
APLICACIONES FINANCIERAS	**584.500**
INVERSIÓN FINANCIERA	584.500
Incremento de otros activos financieros	584.500
Incremento de disponibilidades	584.500
Incremento de caja	584.500
TOTAL GASTOS	**44.584.500**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122868	Fortalecimiento del Sistema de Seguridad Social en Venezuela	Persona			1.987.115		24.646.975			24.646.975
TOTAL							**24.646.975**			**24.646.975**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		12.128.923			12.128.923
02	Gestión administrativa	584.500	7.224.102			7.808.602
TOTAL		**584.500**	**19.353.025**			**19.937.525**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**77**	**111**		**188**	**3.696.456**		**3.696.456**
Alto Nivel y de Dirección		1		1	35.676		35.676
Directivo	18	25		43	732.156		732.156
Profesional y Técnico	48	72		120	2.489.330		2.489.330
Administrativo	11	13		24	439.294		439.294
TOTAL	**77**	**111**		**188**	**3.696.456**		**3.696.456**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	25.171.849
4.02	Materiales, suministros y mercancías	5.168.440
4.03	Servicios no personales	8.620.119
4.04	Activos reales	4.375.092
4.05	Activos financieros	584.500
4.07	Transferencias y donaciones	80.000
4.08	Otros gastos	584.500
	TOTAL	**44.584.500**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**44.000.000**
INGRESOS CORRIENTES ORDINARIOS	44.000.000
TRANSFERENCIAS CORRIENTES	44.000.000
Transferencias corrientes del sector público	44.000.000
Transferencias corrientes internas recibidas del sector público	44.000.000
De la República (Ministerio del Poder Popular de Finanzas)	44.000.000
Recursos Ordinarios	44.000.000
1.2 GASTOS CORRIENTES	**39.624.908**
GASTOS DE CONSUMO	39.544.908
Remuneraciones	25.171.849
Sueldos, salarios y otras retribuciones	7.807.543
Beneficios y complementos de sueldos y salarios	9.128.703
Aportes patronales	2.216.576
Prestaciones sociales y otras indemnizaciones	2.162.103
Asistencia socioeconómica	3.856.924
Compra de bienes y servicios	12.862.480
Bienes de consumo	5.168.440
Servicios no personales	7.694.040
Impuestos indirectos	926.079
Depreciación y amortización	584.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Donaciones corrientes al sector privado	80.000
Donaciones a personas	80.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**4.375.092**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**4.959.592**
RECURSOS PROPIOS DE CAPITAL	4.959.592
Ahorro en cuenta corriente	4.375.092
Incremento de la depreciación y amortización acumuladas	584.500
2.2 GASTOS DE CAPITAL	**4.375.092**
INVERSIÓN REAL DIRECTA	4.375.092
Formación bruta de capital fijo	4.375.092
Maquinaria, equipos y otros bienes muebles	3.525.092
Construcciones de bienes de dominio privado	850.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**584.500**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**584.500**
SUPERÁVIT FINANCIERO	584.500
3.2 APLICACIONES FINANCIERAS	**584.500**
INVERSIÓN FINANCIERA	584.500
Incremento de otros activos financieros	584.500
Incremento de disponibilidades	584.500
Incremento de caja	584.500

A0955

Servicio Autónomo Comisión Nacional de Lotería (CONALOT)

SERVICIO AUTÓNOMO COMISIÓN NACIONAL DE LOTERÍA (CONALOT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Comisión Nacional de Lotería (Conalot), es el ente regulador de la explotación de la actividad de juegos de lotería, coadyuvando al Estado en la recaudación de tributos, para la ejecución de planes y proyectos propuestos por el Gobierno Nacional, para la beneficencia pública y asistencia social; así como también, para garantizar al público apostador, la legalidad y transparencia en los juegos de azar.

Corresponde a la Conalot:

- Regular y controlar la actividad de juegos de lotería, mediante el establecimiento de los principios y disposiciones de la Ley Nacional de Lotería.
- Inspeccionar y fiscalizar la actividad desarrollada por los administrados, en todos los tipos de juegos de lotería y sus modalidades.
- Fomentar y fortalecer la erradicación progresiva del juego ilegal de lotería.
- Velar para que los recursos que se generen por la explotación de la actividad de juegos de lotería, sean destinados única y exclusivamente, para la beneficencia pública y asistencia social.

La cobertura de la demanda a satisfacer, a través de la inscripción y registro de licencias y la gestión de fiscalizar los administrados, sujetos de la Ley Nacional de Lotería, comprende:

- Demanda potencial: Cuarenta y un mil novecientos veinte (41.920) centros de apuesta a nivel nacional.
- Demanda a cubrir: Siete mil ochocientos treinta (7.830) centros de apuesta a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**7.682.700**
INGRESOS CORRIENTES ORDINARIOS	7.682.700
INGRESOS NO TRIBUTARIOS	7.658.700
Tasas	6.694.150
Ingresos por contribuciones especiales	964.550
INGRESOS DE LA PROPIEDAD	24.000
Intereses	24.000
Intereses internos	24.000
Intereses por depósitos	24.000
INGRESOS DE CAPITAL	**133.000**
RECURSOS PROPIOS DE CAPITAL	133.000
Incremento de la depreciación y amortización acumuladas	133.000
TOTAL RECURSOS	**7.815.700**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**7.590.700**
GASTOS DE CONSUMO	7.360.700
Remuneraciones	4.038.700
Sueldos, salarios y otras retribuciones	1.296.560
Beneficios y complementos de sueldos y salarios	1.697.950
Aportes patronales	314.428
Prestaciones sociales y otras indemnizaciones	415.762
Asistencia socioeconómica	264.000
Otros gastos de personal	50.000
Compra de bienes y servicios	3.189.000
Bienes de consumo	486.000
Servicios no personales	2.703.000
Depreciación y amortización	133.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	230.000
Al sector privado	115.000
Transferencias corrientes al sector privado	115.000
Directas a personas	57.500
Otras transferencias directas a personas	57.500
A instituciones sin fines de lucro	57.500
Al sector público	115.000
Transferencias corrientes al sector público	115.000
A instituciones de protección social	115.000
GASTOS DE CAPITAL	**195.000**
INVERSIÓN REAL DIRECTA	195.000
Formación bruta de capital fijo	195.000
Maquinaria, equipos y otros bienes muebles	195.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**30.000**
DISMINUCIÓN DE PASIVOS	30.000
Disminución de cuentas y efectos por pagar	30.000
Disminución de cuentas y efectos por pagar a corto plazo	30.000
Disminución cuentas por pagar a proveedores a corto plazo	30.000
TOTAL GASTOS	**7.815.700**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta: Unidad de Medida	Meta: Cantidad Fem.	Meta: Cantidad Masc.	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2014
123.087	Implementación de la nueva estrategia de fiscalización inteligente	Sistema			1	5.195.890				5.195.890
TOTAL						**5.195.890**				**5.195.890**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otras Fuentes	Presupuesto 2014
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.211.610				1.211.610
02	Gestión administrativa	1.408.200				1.408.200
TOTAL		**2.619.810**				**2.619.810**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**121.800**		**121.800**
Alto Nivel y de Dirección		1		1	121.800		121.800
Personal Contratado	**13**	**14**		**27**	**1.075.960**		**1.075.960**
Profesional y Técnico	12	11		23	967.497		967.497
Administrativo	1	3		4	108.463		108.463
TOTAL	**13**	**15**		**28**	**1.197.760**		**1.197.760**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	4.038.700
4.02	Materiales, suministros y mercancías	486.000
4.03	Servicios no personales	2.703.000
4.04	Activos reales	195.000
4.07	Transferencias y donaciones	230.000
4.08	Otros gastos	133.000
4.11	Disminución de pasivos	30.000
	TOTAL	**7.815.700**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**7.682.700**
INGRESOS CORRIENTES ORDINARIOS	7.682.700
INGRESOS NO TRIBUTARIOS	7.658.700
Tasas	6.694.150
Ingresos por contribuciones especiales	964.550
INGRESOS DE LA PROPIEDAD	24.000
Intereses	24.000
Intereses internos	24.000
Intereses por depósitos	24.000
1.2 GASTOS CORRIENTES	**7.590.700**
GASTOS DE CONSUMO	7.360.700
Remuneraciones	4.038.700
Sueldos, salarios y otras retribuciones	1.296.560
Beneficios y complementos de sueldos y salarios	1.697.950
Aportes patronales	314.428
Prestaciones sociales y otras indemnizaciones	415.762
Asistencia socioeconómica	264.000
Otros gastos de personal	50.000
Compra de bienes y servicios	3.189.000
Bienes de consumo	486.000
Servicios no personales	2.703.000
Depreciación y amortización	133.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	230.000
Al sector privado	115.000
Transferencias corrientes al sector privado	115.000
Directas a personas	57.500
Otras transferencias directas a personas	57.500
A instituciones sin fines de lucro	57.500

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
Al sector público	115.000
Transferencias corrientes al sector público	115.000
A instituciones de protección social	115.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**92.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**225.000**
RECURSOS PROPIOS DE CAPITAL	225.000
Ahorro en cuenta corriente	92.000
Incremento de la depreciación y amortización acumuladas	133.000
2.2 GASTOS DE CAPITAL	**195.000**
INVERSIÓN REAL DIRECTA	195.000
Formación bruta de capital fijo	195.000
Maquinaria, equipos y otros bienes muebles	195.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**30.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**30.000**
SUPERÁVIT FINANCIERO	30.000
3.2 APLICACIONES FINANCIERAS	**30.000**
DISMINUCIÓN DE PASIVOS	30.000
Disminución de cuentas y efectos por pagar	30.000
Disminución de cuentas y efectos por pagar a corto plazo	30.000
Disminución cuentas por pagar a proveedores a corto plazo	30.000

A1370

Superintendencia de la Actividad Aseguradora

SUPERINTENDENCIA DE LA ACTIVIDAD ASEGURADORA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Superintendencia de la Actividad Aseguradora (SUDESEG), tendrá como objetivo controlar, vigilar, supervisar, autorizar y regular la actividad aseguradora del país. Destaca la facultad, entre otras, de fijar las tarifas de contratación para todo el mercado. Además, como elemento innovador, se incluye la participación ciudadana organizada, en defensa de los asegurados, a través de Consejos de Usuarios. Se establecen, asimismo, los seguros solidarios.

La SUDESEG, concretó la creación de una cartera obligatoria para el sector al determinar, mediante resolución publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.762 de fecha 21-09-11, el número de pólizas solidarias que cada compañía deberá ofrecer. Los seguros solidarios fueron creados por la Ley de la Actividad Aseguradora, promulgada en 2010 y están dirigidos a jubilados, adultos mayores, discapacitados, enfermos físicos o mentales y personas con ingresos mensuales inferiores a 25 unidades tributarias.

Se pretende con esta iniciativa, garantizar los procesos de transformación socioeconómica que promueve el Estado, en tutela del interés general, representado por los derechos y garantías de los contratantes de los servicios de medicina pre-pagada, tomadores, asegurados y beneficiarios de los contratos de seguros, de reaseguros y de los asociados de las cooperativas, que realicen actividad aseguradora.

La principal fuente financiera de la Superintendencia de la Actividad Aseguradora, proviene de las transferencias corrientes internas del sector privado, contemplado en el artículo 10 de la Ley de la Actividad Aseguradora, referido a la determinación de la contribución especial, la cual está comprendida entre el uno coma cinco por ciento (1,5%) y el dos coma cinco por ciento (2,5%), de las primas netas cobradas por contratos de seguros y la contraprestación, por concepto de emisión de fianzas, entre otros estipulados en el mencionado artículo.

Los gastos y aplicaciones financieras, están dirigidas a garantizar la estabilidad del sector asegurador, ante un mercado que en la actualidad se encuentra distorsionado y concentrado, producto de un sistema político, económico y neoliberal decadente, excluyente de la participación ciudadana. Se incorporaron mecanismos de mayor transparencia en las operaciones, a fin de brindar información oportuna al público, así como la definición de los límites a las actividades que las compañías aseguradoras y reaseguradoras, deben realizar para evitar desviaciones, que afectan su capacidad de cumplir sus compromisos con los asegurados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**1.148.365.087**
INGRESOS CORRIENTES ORDINARIOS	1.148.365.087
INGRESOS DE LA PROPIEDAD	3.762.256
Intereses	3.762.256
Intereses internos	3.762.256
Intereses por depósitos	3.762.256
TRANSFERENCIAS CORRIENTES	1.144.537.050
Transferencias corrientes internas recibidas del sector privado	1.144.537.050
De empresas privadas	1.144.537.050
OTROS INGRESOS	65.781
Otros ingresos ordinarios	65.781
INGRESOS DE CAPITAL	**3.363.334**
RECURSOS PROPIOS DE CAPITAL	3.363.334
Incremento de la depreciación y amortización acumuladas	3.363.334
FUENTES DE FINANCIAMIENTO	**166.531.064**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	166.531.064
Disminución de otros activos financieros	166.531.064
Disminución de disponibilidades	166.531.064
Disminución de bancos	166.531.064
TOTAL RECURSOS	**1.318.259.485**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**851.861.699**
GASTOS DE CONSUMO	800.861.699
Remuneraciones	687.009.152
Sueldos, salarios y otras retribuciones	144.754.126
Beneficios y complementos de sueldos y salarios	255.766.666
Aportes patronales	19.434.009
Prestaciones sociales y otras indemnizaciones	66.761.877
Asistencia socioeconómica	200.292.474
Compra de bienes y servicios	65.387.748
Bienes de consumo	23.689.848
Servicios no personales	41.697.900
Impuestos indirectos	45.101.465
Depreciación y amortización	3.363.334
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.000.000
Al sector privado	50.990.000
Transferencias corrientes al sector privado	21.000.000
Directas a personas	21.000.000
Jubilaciones y otros beneficios asociados	21.000.000
Donaciones corrientes al sector privado	29.990.000
Donaciones a personas	20.000.000
Donaciones a instituciones sin fines de lucro	9.990.000
Al sector externo	10.000
Transferencias corrientes al exterior	10.000
A organismos internacionales	10.000
GASTOS DE CAPITAL	**311.297.786**
INVERSIÓN REAL DIRECTA	311.297.786
Formación bruta de capital fijo	290.353.786
Maquinaria, equipos y otros bienes muebles	108.113.786
Construcciones de bienes de dominio privado	182.240.000
Bienes intangibles	20.944.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**155.100.000**
INVERSIÓN FINANCIERA	153.100.000
Incremento de otros activos financieros	153.100.000
Incremento de disponibilidades	153.100.000
Incremento de inversiones temporales	153.100.000
DISMINUCIÓN DE PASIVOS	2.000.000
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	800.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000
TOTAL GASTOS	**1.318.259.485**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122.787	Mejoramiento de las capacidades y procesos de atención, control, supervisión, autorización y regulación de la actividad aseguradora	Acción			34.752	927.114.327				927.114.327
TOTAL						**927.114.327**				**927.114.327**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	189.665.051				189.665.051
02	Gestión administrativa	180.480.107				180.480.107
03	Previsión y protección social	21.000.000				21.000.000
TOTAL		**391.145.158**				**391.145.158**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**221**	**289**	**220**	**730**	**42.222.625**	**14.146.052**	**56.368.677**
Alto Nivel y de Dirección		1		1	121.280	20.256	141.536
Directivo	22	17		39	2.702.772	934.852	3.637.624
Profesional y Técnico	82	133	179	394	27.304.924	9.444.401	36.749.325
Administrativo	3	15	30	48	3.326.488	1.150.587	4.477.075
Médico	2	3	3	8	554.415	191.764	746.179
Obrero	112	120	8	240	8.212.746	2.404.192	10.616.938
Personal Contratado	**83**	**96**		**179**	**5.735.712**		**5.735.712**
Profesional y Técnico	83	96		179	5.735.712		5.735.712
TOTAL	**304**	**385**	**220**	**909**	**47.958.337**	**14.146.052**	**62.104.389**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**35**	**25**	**60**	**21.000.000**
Obrero	10	10	20	6.967.080
Empleado	25	15	40	14.032.920
TOTAL	**35**	**25**	**60**	**21.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	687.009.152
4.02	Materiales, suministros y mercancías	23.689.848
4.03	Servicios no personales	86.799.365
4.04	Activos reales	311.297.786
4.05	Activos financieros	153.100.000
4.07	Transferencias y donaciones	51.000.000
4.08	Otros gastos	3.363.334
4.11	Disminución de pasivos	2.000.000
	TOTAL	**1.318.259.485**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**1.148.365.087**
INGRESOS CORRIENTES ORDINARIOS	1.148.365.087
INGRESOS DE LA PROPIEDAD	3.762.256
Intereses	3.762.256
Intereses internos	3.762.256
Intereses por depósitos	3.762.256
TRANSFERENCIAS CORRIENTES	1.144.537.050
Transferencias corrientes internas recibidas del sector privado	1.144.537.050
De empresas privadas	1.144.537.050
OTROS INGRESOS	65.781
Otros ingresos ordinarios	65.781

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1.2 GASTOS CORRIENTES	**851.861.699**
GASTOS DE CONSUMO	800.861.699
Remuneraciones	687.009.152
Sueldos, salarios y otras retribuciones	144.754.126
Beneficios y complementos de sueldos y salarios	255.766.666
Aportes patronales	19.434.009
Prestaciones sociales y otras indemnizaciones	66.761.877
Asistencia socioeconómica	200.292.474
Compra de bienes y servicios	65.387.748
Bienes de consumo	23.689.848
Servicios no personales	41.697.900
Impuestos indirectos	45.101.465
Depreciación y amortización	3.363.334
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.000.000
Al sector privado	50.990.000
Transferencias corrientes al sector privado	21.000.000
Directas a personas	21.000.000
Jubilaciones y otros beneficios asociados	21.000.000
Donaciones corrientes al sector privado	29.990.000
Donaciones a personas	20.000.000
Donaciones a instituciones sin fines de lucro	9.990.000
Al sector externo	10.000
Transferencias corrientes al exterior	10.000
A organismos internacionales	10.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**296.503.388**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**299.866.722**
RECURSOS PROPIOS DE CAPITAL	299.866.722

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
Ahorro en cuenta corriente	296.503.388
Incremento de la depreciación y amortización acumuladas	3.363.334
2.2 GASTOS DE CAPITAL	**311.297.786**
INVERSIÓN REAL DIRECTA	311.297.786
Formación bruta de capital fijo	290.353.786
Maquinaria, equipos y otros bienes muebles	108.113.786
Construcciones de bienes de dominio privado	182.240.000
Bienes intangibles	20.944.000
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(11.431.064)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**166.531.064**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	166.531.064
Disminución de otros activos financieros	166.531.064
Disminución de disponibilidades	166.531.064
Disminución de bancos	166.531.064
3.2 APLICACIONES FINANCIERAS	**166.531.064**
INVERSIÓN FINANCIERA	153.100.000
Incremento de otros activos financieros	153.100.000
Incremento de disponibilidades	153.100.000
Incremento de inversiones temporales	153.100.000
DISMINUCIÓN DE PASIVOS	2.000.000
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	800.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000
DÉFICIT FINANCIERO	11.431.064

A1377

Bolsa Pública de Valores Bicentenaria

BOLSA PÚBLICA DE VALORES BICENTENARIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Bolsa Pública de Valores Bicentenaria, es la institución encargada de prestar todos los servicios necesarios, para realizar en forma continua y ordenada, las operaciones con valores, emitidos por entes públicos: empresas públicas, empresas de propiedad social y colectiva, empresas mixtas, cajas de ahorro de los entes públicos, las comunidades organizadas, institutos autónomos, empresas privadas, pequeñas y medianas empresas y la República Bolivariana de Venezuela, con la finalidad de proporcionarles adecuada liquidez y financiamiento.

El presupuesto para el ejercicio económico fiscal 2014 de la Bolsa Pública de Valores Bicentenaria, será financiado con recursos provenientes de la República Bolivariana de Venezuela, transferidos a través del Ministerio del Poder Popular de Finanzas; con ingresos provenientes del pago de los derechos de registro, por todas las operaciones que realicen las entidades que inscriban y negocien sus valores en ella y otros ingresos derivados del apartado para depreciación y amortización.

Los gastos corrientes previstos por la Bolsa Pública, responden a las necesidades del Proyecto "Canalización del Ahorro", el cual plantea como meta el desarrollo de un modelo socialista de gestión, para impulsar la participación de emisores y usuarios, generalmente excluidos y no habituales en un mercado de valores, cuyo norte sea la prestación de todos los servicios, necesarios para realizar en forma continua y ordenada las operaciones con valores emitidos por entes públicos y privados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**64.921.975**
INGRESOS CORRIENTES ORDINARIOS	64.921.975
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.000.000
Venta de otros bienes y servicios	15.000.000
TRANSFERENCIAS CORRIENTES	49.921.975
Transferencias corrientes del sector público	49.921.975
Transferencias corrientes internas recibidas del sector público	49.921.975
De la República	49.921.975
INGRESOS DE CAPITAL	**3.713.689**
RECURSOS PROPIOS DE CAPITAL	3.713.689
Incremento de la depreciación y amortización acumuladas	3.713.689
TOTAL RECURSOS	**68.635.664**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**58.785.664**
GASTOS DE CONSUMO	58.485.664
Remuneraciones	34.392.456
Sueldos, salarios y otras retribuciones	11.203.830
Beneficios y complementos de sueldos y salarios	7.920.433
Aportes patronales	1.744.624
Prestaciones sociales y otras indemnizaciones	2.219.124
Asistencia socioeconómica	10.204.445
Otros gastos de personal	1.100.000
Compra de bienes y servicios	17.412.071
Bienes de consumo	3.559.000
Servicios no personales	13.853.071
Impuestos indirectos	2.967.448
Depreciación y amortización	3.713.689
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000
GASTOS DE CAPITAL	**6.850.000**
INVERSIÓN REAL DIRECTA	6.850.000
Formación bruta de capital fijo	6.050.000
Maquinaria, equipos y otros bienes muebles	6.050.000
Bienes intangibles	800.000
APLICACIONES FINANCIERAS	**3.000.000**
INVERSIÓN FINANCIERA	3.000.000
Adquisición de títulos y valores que no otorgan propiedad	3.000.000
Adquisición de títulos y valores a corto plazo	3.000.000
Adquisición de títulos y valores públicos	3.000.000
TOTAL GASTOS	**68.635.664**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
123.131	Canalización del ahorro	Participación			46	18.713.689	31.284.691			49.998.380
TOTAL						18.713.689	31.284.691			49.998.380

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		18.637.284			18.637.284
TOTAL			18.637.284			18.637.284

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**8**	**17**	**15**	**40**	**2.641.452**		**2.641.452**
Alto Nivel y de Dirección		1		1	289.868		289.868
Directivo	6	8		14	1.707.843		1.707.843
Profesional y Técnico	2	7	15	24	614.749		614.749
Obrero		1		1	28.992		28.992
Personal Contratado	**41**	**19**		**60**	**4.944.608**		**4.944.608**
Profesional y Técnico	41	19		60	4.944.608		4.944.608
TOTAL	**49**	**36**	**15**	**100**	**7.586.060**		**7.586.060**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	34.392.456
4.02	Materiales, suministros y mercancías	3.559.000
4.03	Servicios no personales	16.820.519
4.04	Activos reales	6.850.000
4.05	Activos financieros	3.000.000
4.07	Transferencias y donaciones	300.000
4.08	Otros gastos	3.713.689
	TOTAL	**68.635.664**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**64.921.975**
INGRESOS CORRIENTES ORDINARIOS	64.921.975
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.000.000
Venta de otros bienes y servicios	15.000.000
TRANSFERENCIAS CORRIENTES	49.921.975
Transferencias corrientes del sector público	49.921.975
Transferencias corrientes internas recibidas del sector público	49.921.975
De la República (Ministerio del Poder Popular de Finanzas)	49.921.975
Recursos Ordinarios	49.921.975
1.2 GASTOS CORRIENTES	**58.785.664**
GASTOS DE CONSUMO	58.485.664
Remuneraciones	34.392.456
Sueldos, salarios y otras retribuciones	11.203.830
Beneficios y complementos de sueldos y salarios	7.920.433
Aportes patronales	1.744.624
Prestaciones sociales y otras indemnizaciones	2.219.124
Asistencia socioeconómica	10.204.445
Otros gastos de personal	1.100.000
Compra de bienes y servicios	17.412.071
Bienes de consumo	3.559.000
Servicios no personales	13.853.071
Impuestos indirectos	2.967.448
Depreciación y amortización	3.713.689
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Al sector privado	300.000
Donaciones corrientes al sector privado	300.000
Donaciones a personas	300.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**6.136.311**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**9.850.000**
RECURSOS PROPIOS DE CAPITAL	9.850.000
Ahorro en cuenta corriente	6.136.311
Incremento de la depreciación y amortización acumuladas	3.713.689
2.2 GASTOS DE CAPITAL	**6.850.000**
INVERSIÓN REAL DIRECTA	6.850.000
Formación bruta de capital fijo	6.050.000
Maquinaria, equipos y otros bienes muebles	6.050.000
Bienes intangibles	800.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**3.000.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**3.000.000**
SUPERÁVIT FINANCIERO	3.000.000
3.2 APLICACIONES FINANCIERAS	**3.000.000**
INVERSIÓN FINANCIERA	3.000.000
Adquisición de títulos y valores que no otorgan propiedad	3.000.000
Adquisición de títulos y valores a corto plazo	3.000.000
Adquisición de títulos y valores públicos	3.000.000

71

Ministerio del Poder Popular de Planificación

Ministerio del Poder Popular de Planificación

A0325 Fundación Escuela de Gerencia Social (FEGS)

A0455 Fundación Escuela Venezolana de Planificación

A0325

Fundación Escuela de Gerencia Social (FEGS)

FUNDACIÓN ESCUELA DE GERENCIA SOCIAL (FEGS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La política presupuestaria para el año 2014 de la FEGS, estará dirigida a:

- Fortalecer y crear capacidades gerenciales, abarcando redes de atención social, que integran esfuerzos públicos y comunitarios.
- Posicionar a la gerencia social, como campo disciplinario de actuación válido, pertinente y útil, al desarrollo nacional.
- Impulsar la construcción y socialización de conocimientos en el área de la gerencia social, ofreciendo metodologías, tecnologías y recursos de información, adecuados a las necesidades de nuestros usuarios.

En este orden de ideas, el presente presupuesto, estará orientado al financiamiento de los siguientes objetivos:

- Promover el desarrollo de competencias gerenciales, apropiadas para la formulación, ejecución y evaluación de políticas, programas y proyectos sociales.
- Generar conocimientos, metodologías, herramientas y prácticas destacadas, en el área social, a través de actividades de investigación y asistencia técnica, dirigidas a los organismos públicos, comunidades organizadas y al sector social en general, para contribuir con ello, al incremento de sus capacidades de gestión.
- Promover el acceso a material bibliográfico y otros recursos formativos, disponibles para consulta presencial o en línea, sobre temas clave del sector social. De este modo, se brinda apoyo a programas formativos, democratizando el acceso a la información y promoviendo la socialización del conocimiento.

Tales objetivos responden a su vez al histórico e ineludible desafío y compromiso político asumido por el Gobierno Nacional, con las mayorías populares venezolanas, de avanzar y profundizar en el desarrollo del Proyecto Socialista del Siglo XXI, enmarcándose la Fundación Escuela de Gerencia Social, en las directrices del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**14.383.023**
INGRESOS CORRIENTES ORDINARIOS	14.383.023
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.029.395
Venta de otros bienes y servicios	1.029.395
TRANSFERENCIAS CORRIENTES	13.353.628
Transferencias corrientes del sector público	13.353.628
Transferencias corrientes internas recibidas del sector público	13.353.628
De la República	13.353.628
INGRESOS DE CAPITAL	**300.000**
RECURSOS PROPIOS DE CAPITAL	300.000
Incremento de la depreciación y amortización acumuladas	300.000
FUENTES DE FINANCIAMIENTO	**5.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.000.000
Disminución de otros activos financieros	5.000.000
Disminución de disponibilidades	5.000.000
Disminución de bancos	5.000.000
TOTAL RECURSOS	**19.683.023**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**19.071.648**
GASTOS DE CONSUMO	17.887.718
Remuneraciones	11.951.442
Sueldos, salarios y otras retribuciones	4.316.028
Beneficios y complementos de sueldos y salarios	2.047.773
Aportes patronales	483.930
Prestaciones sociales y otras indemnizaciones	836.986
Asistencia socioeconómica	4.266.725
Compra de bienes y servicios	4.868.785
Bienes de consumo	3.218.380
Servicios no personales	1.650.405
Impuestos indirectos	767.491
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.183.930
Al sector privado	1.183.930
Transferencias corrientes al sector privado	1.183.930
Directas a personas	1.183.930
Pensiones y otros beneficios asociados	97.572
Jubilaciones y otros beneficios asociados	1.086.358
GASTOS DE CAPITAL	**611.375**
INVERSIÓN REAL DIRECTA	611.375
Formación bruta de capital fijo	611.375
Maquinaria, equipos y otros bienes muebles	611.375
TOTAL GASTOS	**19.683.023**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122.791	Valores y Practicas Socialistas presentes en la Administración Pública	Documento			100	280.528	680.360			960.888
122.902	Diseño de una metodología para la incorporación de las comunas al desarrollo de proyectos socioproductivos haciendo uso de modelos e instrumentos de planificación.	Investigación			1	76.660	185.488			262.148
122.960	Análisis crítico de las experiencias de organización comunitaria sistematizadas por la Fundación Escuela de Gerencia Social	Documento			1	43.360	202.356			245.716
123.063	Fortalecimiento de los procesos de gestión, tratamiento y difusión de la información relacionados con temas asociados a la política social promocionando valores y conciencia ambiental, para contribuir a la construcción de conocimientos e intercambios de saberes.	Información			23.000	304.069	2.019.278			2.323.347
123.152	Formación para la creación y consolidación de la institucionalidad que contribuya al desarrollo y fortalecimiento del Poder Popular	Taller			200	2.224.834	1.573.027			3.797.861
123.223	Consolidación y Actualización de los Sistemas de Información Automatizados e Infraestructura de Tecnología de la Fundación Escuela de Gerencia Social	Solución			6	531.474	1.202.053			1.733.527
	TOTAL					**3.460.925**	**5.862.562**			**9.323.487**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		5.673.228			5.673.228
02	Gestión administrativa	2.568.470	105.788		300.000	2.974.258
03	Previsión y protección social		1.183.930			1.183.930
07	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		528.120			528.120
	TOTAL	**2.568.470**	**7.491.066**		**300.000**	**10.359.536**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**34**	**15**	**6**	**55**	**2.309.436**		**2.309.436**
Alto Nivel y de Dirección	1			1	87.543		87.543
Directivo	3	2	2	7	511.400		511.400
Profesional y Técnico	24	6	4	34	1.335.048		1.335.048
Administrativo	6	7		13	375.445		375.445
Personal Contratado	**29**	**36**		**65**	**1.383.925**		**1.383.925**
Profesional y Técnico	9	10		19	862.104		862.104
Administrativo		1		1	28.881		28.881
Docente	15	22		37	247.440		247.440
De Investigación	5	3		8	245.500		245.500
TOTAL	**63**	**51**	**6**	**120**	**3.693.361**		**3.693.361**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1**		**1**	**97.572**
Empleado	1		1	97.572
Jubilados	**9**		**9**	**1.086.358**
Alto Nivel y de Dirección	2		2	196.287
Empleado	7		7	890.071
TOTAL	**10**		**10**	**1.183.930**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	11.951.442
4.02	Materiales, suministros y mercancías	3.218.380
4.03	Servicios no personales	2.417.896
4.04	Activos reales	611.375
4.07	Transferencias y donaciones	1.183.930
4.08	Otros gastos	300.000
	TOTAL	**19.683.023**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**14.383.023**
INGRESOS CORRIENTES ORDINARIOS	14.383.023
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.029.395
Venta de otros bienes y servicios	1.029.395
TRANSFERENCIAS CORRIENTES	13.353.628
Transferencias corrientes del sector público	13.353.628
Transferencias corrientes internas recibidas del sector público	13.353.628
De la República (Ministerio del Poder Popular de Planificación)	13.353.628
Recursos Ordinarios	13.353.628
1.2 GASTOS CORRIENTES	**19.071.648**
GASTOS DE CONSUMO	17.887.718
Remuneraciones	11.951.442
Sueldos, salarios y otras retribuciones	4.316.028
Beneficios y complementos de sueldos y salarios	2.047.773
Aportes patronales	483.930
Prestaciones sociales y otras indemnizaciones	836.986
Asistencia socioeconómica	4.266.725
Compra de bienes y servicios	4.868.785
Bienes de consumo	3.218.380
Servicios no personales	1.650.405
Impuestos indirectos	767.491
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.183.930
Al sector privado	1.183.930
Transferencias corrientes al sector privado	1.183.930
Directas a personas	1.183.930
Pensiones y otros beneficios asociados	97.572
Jubilaciones y otros beneficios asociados	1.086.358
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : (DESAHORRO)	**(4.688.625)**

CAPÍTULO III
CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(4.388.625)**
RECURSOS PROPIOS DE CAPITAL	(4.388.625)
(Desahorro) en cuenta corriente	(4.688.625)
Incremento de la depreciación y amortización acumuladas	300.000
2.2 GASTOS DE CAPITAL	**611.375**
INVERSIÓN REAL DIRECTA	611.375
Formación bruta de capital fijo	611.375
Maquinaria, equipos y otros bienes muebles	611.375
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(5.000.000)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**5.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.000.000
Disminución de otros activos financieros	5.000.000
Disminución de disponibilidades	5.000.000
Disminución de bancos	5.000.000
3.2 APLICACIONES FINANCIERAS	**5.000.000**
DÉFICIT FINANCIERO	5.000.000

A0455

Fundación Escuela Venezolana de Planificación

FUNDACIÓN ESCUELA VENEZOLANA DE PLANIFICACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Constitución de la República Bolivariana de Venezuela, estableció con claridad los fundamentos institucionales del Sistema de Planificación Nacional, estructurando y relacionando los tres niveles ejecutivos: Nacional, Estadal y Municipal. A partir de los planteamientos constitucionales, se han aprobado otros instrumentos legales que conforman la estructura normativa básica, que propicia la institucionalización del desarrollo endógeno, como elemento clave del Proyecto Nacional Venezolano, siendo estos los siguientes: la Ley Orgánica de Planificación, Ley de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas y la Ley de los Consejos Locales de Planificación y Coordinación de Políticas Públicas.

Considerando que el Estado, tiene que facilitar la participación y corresponsabilidad de la Sociedad en la Planificación Democrática en cualquiera de sus niveles ejecutivos y también, construir y estructurar el Sistema Nacional de Planificación Pública, se decidió crear un organismo público nacional, que contribuya a implantar un estilo venezolano de planificación. La Fundación Escuela Venezolana de Planificación, tiene como objetivo principal "La formación y capacitación a corto, mediano y largo plazo de proyectistas y planificadores (profesionales, técnicos y ciudadanos interesados), capaces de asumir la responsabilidad de formular y desarrollar planes".

La Fundación Escuela Venezolana de Planificación, combina e integra las siguientes aspiraciones:

- Formar con calidad e innovación.
- Investigar para generar, divulgar y aplicar conocimientos.
- Desarrollar tecnologías de la información.
- Mantener una infraestructura de vanguardia.
- Promover el conocimiento.

La Fundación Escuela Venezolana de Planificación contará para el año 2014, con un presupuesto de ingresos y gastos de ciento diecisiete millones ochocientos setenta y tres mil seiscientos veintiocho bolívares (Bs. 117.873.628,00), de los cuales ciento once millones cuatrocientos treinta y nueve mil novecientos sesenta y ocho bolívares (Bs.111.439.968,00), corresponden a Transferencias del Ejecutivo Nacional; un millón quinientos cincuenta y tres mil seiscientos sesenta bolívares (Bs.1.553.660,00), por Recursos Propios y cuatro millones ochocientos ochenta mil bolívares (Bs. 4.880.000,00) de la depreciación y amortización de los activos reales.

En cuanto a los logros previstos para el año 2014, se estima capacitar a una población aproximada de 3.500 participantes en sus actividades presenciales, impartiendo educación en materia de planificación, para establecer un plan de asistencia técnica a las comunidades y a la población en general, para conformar la nueva estructura social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**94.252.729**
INGRESOS CORRIENTES ORDINARIOS	94.252.729
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.399.560
Venta de otros bienes y servicios	1.399.560
INGRESOS DE OPERACIÓN	138.300
Otros ingresos de operación	138.300
INGRESOS DE LA PROPIEDAD	15.800
Intereses	15.800
Intereses internos	15.800
Intereses por depósitos	15.800
TRANSFERENCIAS CORRIENTES	92.699.069
Transferencias corrientes del sector público	92.699.069
Transferencias corrientes internas recibidas del sector público	92.699.069
De la República	92.699.069
INGRESOS DE CAPITAL	**4.880.000**
RECURSOS PROPIOS DE CAPITAL	4.880.000
Incremento de la depreciación y amortización acumuladas	4.880.000
TOTAL RECURSOS	**99.132.729**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**83.502.729**
GASTOS DE CONSUMO	83.022.729
Remuneraciones	42.354.225
Sueldos, salarios y otras retribuciones	12.902.173
Beneficios y complementos de sueldos y salarios	15.568.278
Aportes patronales	3.063.996
Prestaciones sociales y otras indemnizaciones	3.653.571
Asistencia socioeconómica	7.166.207
Compra de bienes y servicios	35.788.504
Bienes de consumo	11.292.000
Servicios no personales	24.496.504
Depreciación y amortización	4.880.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	480.000
Al sector privado	480.000
Donaciones corrientes al sector privado	480.000
Donaciones a personas	480.000
GASTOS DE CAPITAL	**15.630.000**
INVERSIÓN REAL DIRECTA	15.630.000
Formación bruta de capital fijo	15.630.000
Edificios e instalaciones	7.000.000
Maquinaria, equipos y otros bienes muebles	7.980.000
Construcciones de bienes de dominio privado	650.000
TOTAL GASTOS	**99.132.729**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
			Fem.	Masc.	Total					
122.821	Formación en materia de planificación	Curso			1.785	1.553.660	10.660.644			12.214.304
122.875	Generar líneas de investigación y proyectos en la EVP	Proyecto de investigación			12		8.936.430			8.936.430
122.882	Promoción de la cultura sociopolítica de valores socialistas, democráticos y participativos en la EVP	Actividad			106		2.693.600			2.693.600
122.895	Conservación de las instalaciones de la Escuela Venezolana de Planificación	Mantenimiento			85	980.000	32.598.779			33.578.779
TOTAL						**2.533.660**	**54.889.453**			**57.423.113**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		27.418.032			27.418.032
02	Gestión administrativa	3.900.000	10.391.584			14.291.584
TOTAL		**3.900.000**	**37.809.616**			**41.709.616**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**			**1**	**287.084**		**287.084**
Alto Nivel y de Dirección	1			1	287.084		287.084
Personal Contratado	**75**	**79**		**154**	**12.590.089**		**12.590.089**
Profesional y Técnico	26	20		46	3.880.560		3.880.560
Administrativo	15	9		24	920.306		920.306
Docente	10	10		20	3.222.697		3.222.697
De Investigación	10	10		20	2.441.064		2.441.064
Obrero	14	30		44	2.125.462		2.125.462
TOTAL	**76**	**79**		**155**	**12.877.173**		**12.877.173**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	42.354.225
4.02	Materiales, suministros y mercancías	11.292.000
4.03	Servicios no personales	24.496.504
4.04	Activos reales	15.630.000
4.07	Transferencias y donaciones	480.000
4.08	Otros gastos	4.880.000
	TOTAL	**99.132.729**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**94.252.729**
INGRESOS CORRIENTES ORDINARIOS	94.252.729
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.399.560
Venta de otros bienes y servicios	1.399.560
INGRESOS DE OPERACIÓN	138.300
Otros ingresos de operación	138.300
INGRESOS DE LA PROPIEDAD	15.800
Intereses	15.800
Intereses internos	15.800
Intereses por depósitos	15.800
TRANSFERENCIAS CORRIENTES	92.699.069
Transferencias corrientes del sector público	92.699.069
Transferencias corrientes internas recibidas del sector público	92.699.069
De la República (Ministerio del Poder Popular de Planificación)	92.699.069
Recursos Ordinarios	92.699.069
1.2 GASTOS CORRIENTES	**83.502.729**
GASTOS DE CONSUMO	83.022.729
Remuneraciones	42.354.225
Sueldos, salarios y otras retribuciones	12.902.173
Beneficios y complementos de sueldos y salarios	15.568.278
Aportes patronales	3.063.996
Prestaciones sociales y otras indemnizaciones	3.653.571
Asistencia socioeconómica	7.166.207
Compra de bienes y servicios	35.788.504
Bienes de consumo	11.292.000
Servicios no personales	24.496.504
Depreciación y amortización	4.880.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
TRANSFERENCIAS Y DONACIONES CORRIENTES	480.000
Al sector privado	480.000
Donaciones corrientes al sector privado	480.000
Donaciones a personas	480.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**10.750.000**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**15.630.000**
RECURSOS PROPIOS DE CAPITAL	15.630.000
Ahorro en cuenta corriente	10.750.000
Incremento de la depreciación y amortización acumuladas	4.880.000
2.2 GASTOS DE CAPITAL	**15.630.000**
INVERSIÓN REAL DIRECTA	15.630.000
Formación bruta de capital fijo	15.630.000
Edificios e instalaciones	7.000.000
Maquinaria, equipos y otros bienes muebles	7.980.000
Construcciones de bienes de dominio privado	650.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	**0**

REPÚBLICA BOLIVARIANA DE VENEZUELA

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2014

Título IV

Título IV

Distrito Capital y Territorio Insular Francisco de Miranda

E5000

Distrito Capital

TÍTULO IV

DISTRITO CAPITAL Y TERRITORIO INSULAR FRANCISCO DE MIRANDA

CAPÍTULO I

Presupuesto de Ingresos, Gastos y Operaciones de Financiamiento del Distrito Capital

SECCIÓN PRIMERA

Presupuesto de Ingresos y Fuentes Financieras del Distrito Capital

Artículo 48. La estimación de los Ingresos y Fuentes de Financiamiento del Distrito Capital para el Ejercicio Fiscal 2014, asciende a la cantidad de **CINCO MIL QUINIENTOS CINCO MILLONES SEISCIENTOS SESENTA Y NUEVE MIL TRESCIENTOS DIEZ BOLÍVARES (Bs.5.505.669.310).**

CONCEPTO	BOLÍVARES
INGRESOS CORRIENTES ORDINARIOS	**5.505.669.310**
INGRESOS TRIBUTARIOS	3.419.877
Impuestos indirectos	3.419.877
Impuesto sobre la producción, el consumo y transacciones financieras	3.419.877
Impuesto sobre Licores	3.419.877
INGRESOS NO TRIBUTARIOS	4.154.943
Ingresos del dominio minero	4.154.943
Otros minerales	4.154.943

TRANSFERENCIAS Y DONACIONES CORRIENTES	4.733.388.824
Del sector público	4.733.388.824
Transferencias corrientes internas recibidas del sector público	411.000.000
De la República	411.000.000
Situado y asignaciones legales a Estados y Municipios	4.272.388.824
Del Situado Constitucional	4.272.388.824
Del Situado Estadal	4.272.388.824
Subsidio de Capitalidad	50.000.000
OTROS INGRESOS	764.705.666
Otros ingresos ordinarios	764.705.666
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**5.505.669.310**

SECCIÓN SEGUNDA

Presupuesto de Gastos y Aplicaciones Financieras del Distrito Capital

Artículo 49. Acuérdense los créditos presupuestarios del Distrito Capital para el ejercicio fiscal 2014, por la cantidad de **CINCO MIL QUINIENTOS CINCO MILLONES SEISCIENTOS SESENTA Y NUEVE MIL TRESCIENTOS DIEZ BOLÍVARES (Bs.5.505.669.310)**, asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO	BOLÍVARES
GASTOS CORRIENTES	**4.445.094.289**
GASTOS DE CONSUMO	2.084.060.915
Remuneraciones	1.368.632.900
Sueldos, salarios y otras retribuciones	320.787.048
Beneficios y complementos de sueldos y salarios	389.964.240
Aportes patronales	79.462.308
Prestaciones sociales y otras indemnizaciones	112.556.433
Asistencia socioeconómica	465.862.871
Compra de Bienes y servicios	560.685.929
Bienes de consumo	222.645.601
Servicios no personales	338.040.328
Impuestos indirectos	154.742.086
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.305.586.664
Al sector privado	521.907.494
Transferencias corrientes al sector privado	440.500.000
Directas a personas	431.000.000
Pensiones y otros beneficios asociados	41.484.815
Jubilaciones y otros beneficios asociados	369.515.185
Otras transferencias directas a personas	20.000.000

Otras transferencias corrientes internas al sector privado	9.500.000
Donaciones corrientes al sector privado	81.407.494
Donaciones a personas	81.007.494
Donaciones a instituciones sin fines de lucro	400.000
Al sector público	1.783.679.170
Transferencias corrientes al sector público	1.782.867.170
A los entes descentralizados sin fines empresariales para sus gastos	1.167.373.220
A entes descentralizados con fines empresariales no petroleros	594.132.006
Al Poder Municipal	21.361.944
Transferencias Corrientes a Consejos Comunales	412.000
Donaciones Corrientes a Consejos Comunales	400.000
OTROS GASTOS CORRIENTES	55.446.710
Obligaciones del ejercicio vigente	345.679
Devoluciones de cobros indebidos	238.400
Devoluciones y reintegros diversos	107.279
Indemnizaciones y sanciones pecuniarias	44.338
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	44.338
Otros Gastos Corrientes	55.056.693
GASTOS DE CAPITAL	**1.018.519.831**
INVERSION REAL DIRECTA	764.185.816
Formación Bruta de Capital Fijo	764.185.816
Edificios e instalaciones	567.146.873
Maquinaria, equipos y otros bienes muebles	166.942.962
Construcciones de bienes de dominio privado	30.095.981
TRANSFERENCIAS Y DONACIONES DE CAPITAL	254.334.015
Al sector privado	7.255.013
Transferencias de capital al sector privado	5.955.013
A personas	5.955.013

Donaciones de capital al sector privado	1.300.000
A personas	1.300.000
Al sector público	247.079.002
Donaciones de capital al sector público	107.303.855
A la República	94.553.855
A entes descentralizados con fines empresariales no petroleros	12.750.000
Transferencias de Capital a Consejos Comunales	52.675.680
Donaciones de Capital a Consejos Comunales	87.099.467
APLICACIONES FINANCIERAS	**42.055.190**
DISMINUCION DE PASIVOS	42.055.190
Disminución de cuentas y efectos por pagar	42.055.190
Disminución de otras cuentas y efectos por pagar	42.055.190
Disminución de obligaciones de ejercicios anteriores	42.055.190
TOTAL GASTOS	**5.505.669.310**

DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Distrito Capital es una entidad Político-Territorial de la República con territorio, personalidad jurídica y patrimonio propio, con un sistema de gobierno constituido por un órgano ejecutivo, ejercido por un Jefe o Jefa de Gobierno, cuya función legislativa está a cargo de la Asamblea Nacional, tal como lo establecen las disposiciones Constitucionales inherentes, y la Ley Especial sobre la Organización y Régimen del Distrito Capital, sancionada y publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.156 de fecha 13 de abril de 2009. El régimen especial otorgado a esta entidad político territorial, persigue profundizar el desarrollo armónico integral de la ciudad de Caracas, para lograr su humanización.

Entre las competencias destacan: La aplicación de políticas destinadas a prevenir y afrontar las calamidades públicas, desastres naturales y protección del medio ambiente, en coordinación con el Ejecutivo Nacional; la aplicación de políticas, planes, programas, proyectos y actividades destinados a coadyuvar en la organización, aplicación y puesta en práctica de los servicios públicos del Distrito Capital, y ejecución de obras públicas de interés del Distrito Capital, con sujeción a las normas y procedimientos técnicos para obras de ingeniería y urbanismo, establecidos por la ley y las ordenanzas respectivas.

En este sentido, para el año 2014 enmarca su planificación en cumplir con los objetivos planteados en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019 y ejecutar un conjunto de acciones que impacten favorablemente en los ciudadanos y ciudadanas que habitan en las 22 parroquias caraqueñas, propiciando su desarrollo psicosocial en las distintas actividades de tipo formativas, laborales, recreativas, culturales, artísticas y familiares. En infraestructura se desarrollarán urbanismos que coadyuven al cumplimiento de los objetivos previstos en el marco de la Gran Misión Vivienda Venezuela y en el Plan Barrio Nuevo, Barrio Tricolor; además se realizará el mantenimiento y conservación de la vialidad y recuperación de obras patrimoniales, culturales y recreativas que conlleven al buen vivir de la población, así como al fortalecimiento y consolidación de las comunas sociales y las distintas formas de asociaciones socio productivas existentes, como mecanismo estratégico de fortalecimiento de la gestión Gobierno-Comunidad.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios del Distrito Capital para el año 2014, se estiman en Bs. 5.505.669.310, cuyas fuentes de financiamiento provienen de:

– Situado Constitucional	Bs.	4.272.388.824
– Ingresos Propios	Bs.	772.280.486
– Otros Ingresos Ordinarios	Bs.	461.000.000
Total	**Bs.**	**5.505.669.310**

- **POLÍTICA DE GASTOS:**

El Gobierno del Distrito Capital formuló para el ejercicio económico financiero 2014 proyectos de inversión, prioritarios y compatibles con su naturaleza y competencias, previstos para apoyar técnica y financieramente la expansión, modernización y competitividad de la estructura productiva y social; los cuales ascienden a Bs.2.109.696.491, mientras que las acciones centralizadas a Bs. 3.395.972.819.

La orientación del gasto, de acuerdo con las políticas adoptadas por el Distrito Capital, queda de la siguiente manera:

– Gastos de Personal	Bs.	1.368.632.900
– Materiales, Suministros y Mercancías	Bs.	222.645.601
– Servicios no Personales	Bs.	492.782.414
– Activos Reales	Bs.	764.185.816
– Transferencias y Donaciones	Bs.	2.559.920.679
– Otros Gastos	Bs.	390.017
– Disminución de Pasivos	Bs.	42.055.190
– Rectificaciones al Presupuesto	Bs.	55.056.693
Total	**Bs.**	**5.505.669.310**

RESUMEN DE PROYECTOS DEL DISTRITO CAPITAL
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento					Presupuesto 2014
			Und. Medida	Cantidad			Recursos Ordinarios				Recursos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total	Ingresos Propios	Situado Constitucional	Cons. Fed. Gob. Fond.Comp.intert.	Otras	Otras Fuentes	
123.081	E50000043000	Impulsar la construcción y adecuación urbana en el Distrito Capital preservando el ambiente y la naturaleza	obra			121	198.782.272	725.217.728				924.000.000
122.905	E50000044000	Desarrollo de políticas y estrategias para el fortalecimiento de la identidad caraqueña en el Distrito Capital	acción			35		14.400.000				14.400.000
122.983	E50000045000	Fortalecimiento de las comunas y redes de producción socialistas de Caracas	asesoría			130		85.863.470				85.863.470
122.483	E50000046000	Divulgación y promoción comunicacional sobre la Gestión del Gobierno del Distrito Capital	producto			260		50.000.000				50.000.000
122.785	E50000047000	Sistema inteligente de video vigilancia en las escuelas distritales, telecomunicaciones, radiocomunicaciones y migración a software libre de los servidores del Gobierno del Distrito Capital.	equipo			770		24.000.000				24.000.000
122.628	E50000048000	Creación de un modelo urbano y armónico para alcanzar un nuevo patrón de organización socio-territorial en el Distrito Capital.	plan			10		6.000.000				6.000.000
122.801	E50000049000	Consolidación de las políticas de atención integral a ciudadanos y ciudadanas del Distrito Capital con la finalidad de lograr la mayor suma de inclusión social.	población			20.000		87.284.446				87.284.446
122.843	E50000050000	Promoción de una formación y de un conocimiento emancipador para la convivencia y la paz, con prácticas educativas y deportivas atendiendo de manera integral a la población del Distrito Capital	persona			40.000		147.000.000				147.000.000
123.514	E50000051000	Consolidación del Órgano de Control Fiscal Interno del Gobierno del Distrito Capital	actividad			44		5.114.109				5.114.109

RESUMEN DE PROYECTOS DEL DISTRITO CAPITAL
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Recursos Ordinarios Ingresos Propios	Recursos Ordinarios Situado Constitucional	Recursos Ordinarios Cons. Fed. Gob. Fond.Comp.intert.	Recursos Ordinarios Otras	Recursos Extraordinarios Otras Fuentes	Presupuesto 2014
123.184	E50000052000	Identificación y reducción del riesgo de las Comunidades del Distrito Capital	persona			316		7.500.000				7.500.000
	E50009999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	bolívar			758.534.466	200.000.000	558.534.466				758.534.466
						TOTAL	398.782.272	1.710.914.219				2.109.696.491

RESUMEN DE ACCIONES CENTRALIZADAS DEL DISTRITO CAPITAL
(En Bolívares)

Código	Denominación	Recursos Ordinarios Ingresos Propios	Recursos Ordinarios Situado Constitucional	Recursos Ordinarios Cons.Fed.Gob. Fond.Comp.Intert.	Recursos Ordinarios Otras	Recursos Extraordinarios Otras Fuentes	Presupuesto 2014
E50000001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		1.396.500.000				1.396.500.000
E50000002000	Gestión administrativa	373.498.214	1.104.974.605		50.000.000		1.528.472.819
E50000003000	Previsión y protección social				411.000.000		411.000.000
E50000007000	Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres		60.000.000				60.000.000
	TOTAL	373.498.214	2.561.474.605		461.000.000		3.395.972.819

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos / Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**4.413**	**1.254**	**647**	**6.314**	**267.236.232**	**1.832.508**	**269.068.740**
Altos Funcionarios y de Elección Popular	1			1	48.000		48.000
Alto Nivel y de Dirección	47	58	11	116	4.080.720		4.080.720
Profesional y Técnico	475	301	128	904	43.422.021		43.422.021
Personal Administrativo	385	58	24	467	22.431.411		22.431.411
Personal Docente	2.610	520	428	3.558	153.658.008	1.094.940	154.752.948
Obrero	895	317	56	1.268	43.596.072	737.568	44.333.640
Personal Contratado	**408**	**580**		**988**	**22.429.368**		**22.429.368**
Profesional y Técnico	175	416		591	13.416.758		13.416.758
Personal Administrativo	28	57		85	1.929.652		1.929.652
Personal Docente	187	79		266	6.038.676		6.038.676
Obrero	18	28		46	1.044.282		1.044.282
TOTAL	**4.821**	**1.834**	**647**	**7.302**	**289.665.600**	**1.832.508**	**291.498.108**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Personas			Presupuesto 2014
	F	M	Total	
Pensionados	**1.644**	**847**	**2.491**	**41.484.815**
Médicos		6	6	99.923
Empleados	1.592	819	2.411	40.152.512
Docentes	52	22	74	1.232.380
Jubilados	**6.378**	**8.581**	**14.959**	**369.515.185**
Médicos	470	202	672	16.600.897
Obreros	1.385	2.145	3.530	87.204.113
Empleados	2.223	5.248	7.471	184.558.472
Docentes	2.300	986	3.286	81.151.703
TOTAL	**8.022**	**9.428**	**17.450**	**411.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS DEL DISTRITO CAPITAL
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.01	Gastos de personal		1.368.632.900				1.368.632.900
4.02	Materiales, suministros y mercancías		222.645.601				222.645.601
4.03	Servicios no personales	6.443.333	486.339.081				492.782.414
4.04	Activos reales		764.185.816				764.185.816
4.07	Transferencias y donaciones	710.780.460	1.388.140.219		461.000.000		2.559.920.679
4.08	Otros gastos		390.017				390.017
4.11	Disminución de pasivos		42.055.190				42.055.190
4.98	Rectificaciones al presupuesto	55.056.693					55.056.693
	TOTAL	772.280.486	4.272.388.824		461.000.000		5.505.669.310

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	530.530.460	1.215.086.710		50.000.000		1.795.617.170
4.07.01.00.00	Transferencias y donaciones corrientes internas	517.780.460	1.215.086.710		50.000.000		1.782.867.170
4.07.01.03.00	Transferencias corrientes internas al sector público	517.780.460	1.215.086.710		50.000.000		1.782.867.170
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	249.530.125	917.843.095				1.167.373.220
	- A0227 Fundación para los Niños, Niñas y Adolescentes del Distrito Capital		44.077.428				44.077.428
	- A0244 Fundación para la Identidad Caraqueña del Distrito Capital		62.303.999				62.303.999
	- A0493 Fundación Banda Marcial Caracas		21.460.000				21.460.000
	- A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas		184.473.370				184.473.370
	- A0495 Fundación Vivienda del Distrito Capital		159.477.059				159.477.059
	- A1353 Servicio de Administración Tributaria del Distrito Capital (SATDC)		33.688.829				33.688.829
	- A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital	249.530.125	412.362.410				661.892.535
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	268.250.335	275.881.671		50.000.000		594.132.006
	- A0231 Sistema Urbano de Procesamiento, Recolección y Aseo de Caracas (SUPRA-CARACAS), C.A.		20.000.000				20.000.000
	- A0521 Corporación para la Construcción y Gestión de Urbanismos en el Distrito Capital, S.A. (CORPOCAPITAL, S.A.)		41.000.000				41.000.000
	- A1536 Corporación de Servicios del Distrito Capital, S.A.	268.250.335	214.881.671		50.000.000		533.132.006
4.07.01.03.11	Transferencias corrientes al Poder Municipal		21.361.944				21.361.944
	- E7600 Área Metropolitana de Caracas		21.361.944				21.361.944
4.07.03.00.00	Transferencias y donaciones de capital internas	12.750.000					12.750.000
4.07.03.04.00	Donaciones de capital internas al sector público	12.750.000					12.750.000
4.07.03.04.05	Donaciones de capital a entes descentralizados con fines empresariales no petroleros	12.750.000					12.750.000
	- A0521 Corporación para la Construcción y Gestión de Urbanismos en el Distrito Capital, S.A. (CORPOCAPITAL, S.A.)	4.500.000					4.500.000
	- A1536 Corporación de Servicios del Distrito Capital, S.A.	8.250.000					8.250.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	12.750.000					12.750.000
4.07.03.00.00	Transferencias y donaciones de capital internas	12.750.000					12.750.000
4.07.03.04.00	Donaciones de capital internas al sector público	12.750.000					12.750.000
4.07.03.04.05	Donaciones de capital a entes descentralizados con fines empresariales no petroleros	12.750.000					12.750.000
	- A0521 Corporación para la Construcción y Gestión de Urbanismos en el Distrito Capital, S.A. (CORPOCAPITAL, S.A.)	4.500.000					4.500.000
	- A1536 Corporación de Servicios del Distrito Capital, S.A.	8.250.000					8.250.000

PROYECTO: COD. N.E: 123081 COD. PPTO: E50000043000 Impulsar la construcción y adecuación urbana en el Distrito Capital preservando el ambiente y la naturaleza

UNIDAD DE MEDIDA: obra

CANTIDAD: Fem.(0) Mas.(0) Total(121)

ASIGNACIÓN PRESUPUESTARIA: 924.000.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Ejecutar de manera coordinada con los órganos y entes competentes en materia de infraestructura y servicios, todas aquellas obras que coadyuven al buen vivir de la población del Distrito Capital.

OBJETIVOS ESPECÍFICOS: Consolidar en el Distrito Capital, un ambiente armonioso entre el urbanismo y la naturaleza, a través de la construcción y adecuación de edificaciones y espacios, así como la preservación del paisajismo y ornato natural, con el fin de fomentar y aumentar su aprovechamiento integral en procura del bienestar individual hasta la suma de la felicidad colectiva

RESULTADO: Recuperación de 121 obras en el Distrito Capital

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		13.392.857				13.392.857
4.03	Servicios no personales	5.782.272	76.907.940				82.690.212
4.04	Activos reales		634.916.931				634.916.931
4.07	Transferencias y donaciones	193.000.000					193.000.000
	TOTAL	**198.782.272**	**725.217.728**				**924.000.000**

PROYECTO:	COD. N.E: 122905 COD. PPTO: E50000044000 Desarrollo de políticas y estrategias para el fortalecimiento de la identidad caraqueña en el Distrito Capital
UNIDAD DE MEDIDA:	acción
CANTIDAD:	Fem.(0) Mas.(0) Total(35)
ASIGNACIÓN PRESUPUESTARIA:	14.400.000
OBJETIVO HISTÓRICO:	Preservar la vida en el planeta y salvar a la especie humana
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Gestionar los temas relacionados con la transformación espiritual y simbólica de nuestra sociedad que se concreta en los espacios como lo cultural, patrimonial, ambientalista y los valores para el encuentro y la convivencia ciudadana
OBJETIVOS ESPECÍFICOS:	Impulsar la transformación espiritual y simbólica de nuestro pueblo promoviendo una ética cultural, liberadora y solidaria para la consolidación en colectivo de la Identidad Caraqueña y los Valores Socialistas
RESULTADO:	Acciones para el fortalecimiento de la identidad caraqueña

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.01	Gastos de personal		3.072.000				3.072.000
4.02	Materiales, suministros y mercancías		2.640.000				2.640.000
4.03	Servicios no personales		7.632.000				7.632.000
4.07	Transferencias y donaciones		1.056.000				1.056.000
	TOTAL		**14.400.000**				**14.400.000**

PROYECTO: COD. N.E: 122983 COD. PPTO: E50000045000 Fortalecimiento de las comunas y redes de producción socialistas de Caracas

UNIDAD DE MEDIDA: asesoría

CANTIDAD: Fem.(0) Mas.(0) Total(130)

ASIGNACIÓN PRESUPUESTARIA: 85.863.470

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Crear las bases para el desarrollo de las Comunas y el gobierno de las comunidades organizadas en Caracas

OBJETIVOS ESPECÍFICOS: Incrementar la participación ciudadana orientada al fortalecimiento del Poder Popular y del sistema de economía comunal mediante el autogobierno

RESULTADO: Nuevas comunidades organizadas, formadas en materia de elaboración de propuestas o proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.01	Gastos de personal		60.900				60.900
4.02	Materiales, suministros y mercancías		5.439.101				5.439.101
4.03	Servicios no personales		7.283.079				7.283.079
4.04	Activos reales		1.400.000				1.400.000
4.07	Transferencias y donaciones		71.680.390				71.680.390
	TOTAL		**85.863.470**				**85.863.470**

PROYECTO:	COD. N.E: 122483 COD. PPTO: E50000046000 Divulgación y promoción comunicacional sobre la Gestión del Gobierno del Distrito Capital
UNIDAD DE MEDIDA:	producto
CANTIDAD:	Fem.(0) Mas.(0) Total(260)
ASIGNACIÓN PRESUPUESTARIA:	50.000.000
OBJETIVO HISTÓRICO:	Defender, expandir y consolidar el bien más preciado que hemos reconquistado después de 200 años: la Independencia Nacional
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Motivar la participación continua para el fortalecimiento de las estrategias comunicacionales en todas las Parroquias del Distrito Capital.
OBJETIVOS ESPECÍFICOS:	Afianzar las directrices comunicacionales como mecanismos para la consolidación de la democracia participativa y protagónica.
RESULTADO:	Crear estrategias comunicacionales e informativas del Gobierno del Distrito Capital, coordinada a la acción informativa del Estado, conforme a los lineamientos establecidos por la máxima autoridad que garantice la difusión de la Gestión, con el fin de consolidarnos como un canal del Gobierno Bolivariano que brindará información de manera eficaz, clara y directa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.01	Gastos de personal		6.000.000				6.000.000
4.02	Materiales, suministros y mercancías		2.416.712				2.416.712
4.03	Servicios no personales		38.103.791				38.103.791
4.04	Activos reales		2.380.030				2.380.030
4.07	Transferencias y donaciones		1.099.467				1.099.467
	TOTAL		**50.000.000**				**50.000.000**

PROYECTO: COD. N.E: 122785 COD. PPTO: E50000047000 Sistema inteligente de video vigilancia en las escuelas distritales, telecomunicaciones, radiocomunicaciones y migración a software libre de los servidores del Gobierno del Distrito Capital.

UNIDAD DE MEDIDA: equipo

CANTIDAD: Fem.(0) Mas.(0) Total(770)

ASIGNACIÓN PRESUPUESTARIA: 24.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: El sistema inteligente de video permitirá monitorear las noventa y tres (93) Escuelas Distritales definidas por el Gobierno del Distrito Capital y la migración de los servidores para apoyar a la estructura central en el cumplimiento de sus funciones de manera rápida y eficiente.

OBJETIVOS ESPECÍFICOS: Sistema Inteligente de Video Vigilancia en las Escuelas Distritales es brindar seguridad al personal de las mismas (alumnos, profesores, representantes, trabajadores), disuadir a los ciudadanos de cometer actos ilícitos dentro de las instalaciones y supervisar remotamente en tiempo real las diferentes actividades y eventos efectuados dentro de las escuelas, aunado a esto se implementará un sistema migratorio a software libre a la estructura central del Gobierno del Distrito Capital, el cual contará con la adaptación y adecuación, utilizando las correspondientes alternativas para apoyar al cumplimiento de sus funciones de manera rápida y eficiente.

RESULTADO: "La instalación del sistema inteligente de video vigilancia en las 93 escuelas distritales, y la migración de los servidores a software libre."

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		3.657.600				3.657.600
4.03	Servicios no personales		7.139.186				7.139.186
4.04	Activos reales		13.203.214				13.203.214
	TOTAL		**24.000.000**				**24.000.000**

PROYECTO: COD. N.E: 122628 COD. PPTO: E50000048000 Creación de un modelo urbano y armónico para alcanzar un nuevo patrón de organización socio-territorial en el Distrito Capital.

UNIDAD DE MEDIDA: plan

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 6.000.000

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Elaboración de los correspondientes instrumentos de planificación para el desarrollo urbano del Distrito Capital, coherencia y complementariedad con las directrices establecidas en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 -2019 y con la participación protagónica del Poder Popular en la definición de estratégicas y propuestas de desarrollo.

OBJETIVOS ESPECÍFICOS: Identificar y proponer acciones para la mejora del hábitat del Distrito Capital.

RESULTADO: Reordenamiento Territorial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.01	Gastos de personal		1.000.000				1.000.000
4.02	Materiales, suministros y mercancías		348.213				348.213
4.03	Servicios no personales		2.321.430				2.321.430
4.04	Activos reales		2.330.357				2.330.357
	TOTAL		**6.000.000**				**6.000.000**

PROYECTO:	COD. N.E: 122801 COD. PPTO: E50000049000 Consolidación de las políticas de atención integral a ciudadanos y ciudadanas del Distrito Capital con la finalidad de lograr la mayor suma de inclusión social.
UNIDAD DE MEDIDA:	población
CANTIDAD:	Fem.(0) Mas.(0) Total(20.000)
ASIGNACIÓN PRESUPUESTARIA:	87.284.446
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Consolidar condiciones para el Vivir Bien atendiendo de manera integral a niños, niñas, adolescentes, jóvenes, adultos y adultas mayores, mujeres y la familia en general en situación de riesgo o vulnerabilidad y personas con algún tipo de discapacidad, en situación de calle o máxima exclusión social, como base fundamental de las políticas de inclusión en la construcción del socialismo.
OBJETIVOS ESPECÍFICOS:	Brindar, promocionar, fomentar y fortalecer la atención integral al ciudadano y ciudadana del Distrito Capital que le permita consolidar una política inclusiva en materia de acceso a los servicios de salud, atención a personas en situación de calle y máxima vulnerabilidad, con algún tipo de discapacidad, adultos y adultas mayores, mujeres, jóvenes, niños, niñas y adolescentes.
RESULTADO:	Disminución de la vulnerabilidad expresada en la disminución de la pobreza extrema.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		21.300.000				21.300.000
4.03	Servicios no personales		12.280.788				12.280.788
4.04	Activos reales		13.381.549				13.381.549
4.07	Transferencias y donaciones		40.322.109				40.322.109
	TOTAL		**87.284.446**				**87.284.446**

PROYECTO: COD. N.E: 122843 COD. PPTO: E50000050000 Promoción de una formación y de un conocimiento emancipador para la convivencia y la paz, con prácticas educativas y deportivas atendiendo de manera integral a la población del Distrito Capital

UNIDAD DE MEDIDA: persona

CANTIDAD: Fem.(0) Mas.(0) Total(40.000)

ASIGNACIÓN PRESUPUESTARIA: 147.000.000

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Crear condiciones para el buen vivir atendiendo de manera integral a niños, niñas, adolescentes y jóvenes como base fundamental de las políticas de inclusión en la construcción del socialismo

OBJETIVOS ESPECÍFICOS: Contribuir a la formación de una conciencia socialista desde la convivencia solidaria, promoviendo ética, cultura, educación y deporte liberador

RESULTADO: Niñas, niñas y adolescentes, educadores, administrativos y obreros de las unidades educativas distritales, atletas y entrenadores atendidos integralmente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		39.947.833				39.947.833
4.03	Servicios no personales		31.958.312				31.958.312
4.04	Activos reales		34.450.000				34.450.000
4.07	Transferencias y donaciones		40.643.855				40.643.855
	TOTAL		**147.000.000**				**147.000.000**

PROYECTO: COD. N.E: 123514 COD. PPTO: E50000051000 Consolidación del Órgano de Control Fiscal Interno del Gobierno del Distrito Capital

UNIDAD DE MEDIDA: actividad

CANTIDAD: Fem.(0) Mas.(0) Total(44)

ASIGNACIÓN PRESUPUESTARIA: 5.114.109

OBJETIVO HISTÓRICO: Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Consolidar y fortalecer el control fiscal interno del Gobierno del Distrito Capital, como parte integrante del Sistema Nacional de Control Fiscal

OBJETIVOS ESPECÍFICOS: Mejorar los procesos del Gobierno del Distrito Capital y sus entes adscritos, a través del Órgano de Control Fiscal Interno, a objeto de lograr la eficacia, eficiencia y transparencia en la gestión de gobierno, así como consolidar las contralorías sociales a través de su capacitación para la incorporación activa al Sistema de Control Fiscal Público

RESULTADO: La intervención del 90% de las Dependencias y Entes adscritos que conforman el Gobierno del Distrito Capital

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		801.168				801.168
4.03	Servicios no personales		4.266.741				4.266.741
4.04	Activos reales		46.200				46.200
	TOTAL		**5.114.109**				**5.114.109**

PROYECTO:	COD. N.E: 123184 COD. PPTO: E50000052000 Identificación y reducción del riesgo de las Comunidades del Distrito Capital
UNIDAD DE MEDIDA:	persona
CANTIDAD:	Fem.(0) Mas.(0) Total(316)
ASIGNACIÓN PRESUPUESTARIA:	7.500.000
OBJETIVO HISTÓRICO:	Continuar construyendo el socialismo bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la "mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad" para nuestro pueblo
OBJETIVO ESTRATÉGICO INSTITUCIONAL:	Organizar, articular y coordinar la participación popular con los entes que hacen vida en el Distrito Capital para coadyuvar a la realización de acciones orientadas a la gestión de riesgo
OBJETIVOS ESPECÍFICOS:	Ejecutar las acciones orientadas a la preparación, formación y dotación, con el objeto de disminuir los niveles de riesgo y vulnerabilidad de las personas residentes y transeúntes en el Distrito Capital.
RESULTADO:	Brindar seguridad y protección a la población del Distrito Capital, mediante la atención de emergencias y desastres, así como la sensibilización, formación y dotación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		3.330.274				3.330.274
4.03	Servicios no personales		562.237				562.237
4.04	Activos reales		1.549.813				1.549.813
4.07	Transferencias y donaciones		2.057.676				2.057.676
	TOTAL		**7.500.000**				**7.500.000**

PROYECTO: COD. PPTO: E50009999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: bolívar

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 758.534.466

OBJETIVO HISTÓRICO: Continuar construyendo el Socialismo Bolivariano del siglo XXI en Venezuela, como alternativa al sistema destructivo y salvaje del capitalismo y con ello asegurar la mayor suma de seguridad social, mayor suma de estabilidad política y la mayor suma de felicidad para nuestro pueblo.

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Realizar aportes financieros que permitan facilitar la ejecución de los proyectos de los entes, contribuyendo al logro de la misión encomendada al Distrito Capital.

OBJETIVOS ESPECÍFICOS: Impulsar la gestión de los entes descentralizados para el mejoramiento integral de la población del Distrito Capital.

RESULTADO: Recursos transferidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.07	Transferencias y donaciones	200.000.000	558.534.466				758.534.466
	TOTAL	**200.000.000**	**558.534.466**				**758.534.466**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	200.000.000	558.534.466				758.534.466
4.07.01.00.00	Transferencias y donaciones corrientes internas	200.000.000	558.534.466				758.534.466
4.07.01.03.00	Transferencias corrientes internas al sector público	200.000.000	558.534.466				758.534.466
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales		376.334.466				376.334.466
	- A0227 Fundación para los Niños, Niñas y Adolescentes del Distrito Capital		14.400.000				14.400.000
	- A0244 Fundación para la Identidad Caraqueña del Distrito Capital		24.000.000				24.000.000
	- A0493 Fundación Banda Marcial Caracas		2.550.000				2.550.000
	- A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas		135.000.000				135.000.000
	- A0495 Fundación Vivienda del Distrito Capital		120.000.000				120.000.000
	- A1353 Servicio de Administración Tributaria del Distrito Capital (SATDC)		11.984.466				11.984.466
	- A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital		68.400.000				68.400.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	200.000.000	182.200.000				382.200.000
	- A1536 Corporación de Servicios del Distrito Capital, S.A.	200.000.000	182.200.000				382.200.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.01	Gastos de personal		1.358.500.000				1.358.500.000
4.03	Servicios no personales		38.000.000				38.000.000
	TOTAL		1.396.500.000				1.396.500.000

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		115.649.823				115.649.823
4.03	Servicios no personales	661.061	239.910.060				240.571.121
4.04	Activos reales		50.417.271				50.417.271
4.07	Transferencias y donaciones	317.780.460	656.552.244		50.000.000		1.024.332.704
4.08	Otros gastos		390.017				390.017
4.11	Disminución de pasivos		42.055.190				42.055.190
4.98	Rectificaciones al presupuesto	55.056.693					55.056.693
	TOTAL	373.498.214	1.104.974.605		50.000.000		1.528.472.819

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	317.780.460	656.552.244		50.000.000		1.024.332.704
4.07.01.00.00	Transferencias y donaciones corrientes internas	317.780.460	656.552.244		50.000.000		1.024.332.704
4.07.01.03.00	Transferencias corrientes internas al sector público	317.780.460	656.552.244		50.000.000		1.024.332.704
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	249.530.125	541.508.629				791.038.754
	- A0227 Fundación para los Niños, Niñas y Adolescentes del Distrito Capital		29.677.428				29.677.428
	- A0244 Fundación para la Identidad Caraqueña del Distrito Capital		38.303.999				38.303.999
	- A0493 Fundación Banda Marcial Caracas		18.910.000				18.910.000
	- A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas		49.473.370				49.473.370
	- A0495 Fundación Vivienda del Distrito Capital		39.477.059				39.477.059
	- A1353 Servicio de Administración Tributaria del Distrito Capital (SATDC)		21.704.363				21.704.363
	- A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital	249.530.125	343.962.410				593.492.535
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	68.250.335	93.681.671		50.000.000		211.932.006
	- A0231 Sistema Urbano de Procesamiento, Recolección y Aseo de Caracas (SUPRA-CARACAS), C.A.		20.000.000				20.000.000
	- A0521 Corporación para la Construcción y Gestión de Urbanismos en el Distrito Capital, S.A. (CORPOCAPITAL, S.A.)		41.000.000				41.000.000
	- A1536 Corporación de Servicios del Distrito Capital, S.A.	68.250.335	32.681.671		50.000.000		150.932.006
4.07.01.03.11	Transferencias corrientes al Poder Municipal		21.361.944				21.361.944
	- E7600 Área Metropolitana de Caracas		21.361.944				21.361.944

ACCIÓN CENTRALIZADA: Previsión y protección social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.07	Transferencias y donaciones				411.000.000		411.000.000
	TOTAL				411.000.000		411.000.000

ACCIÓN CENTRALIZADA: Protección y atención integral a las familias y personas en los refugios en caso de emergencias o desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías		13.722.020				13.722.020
4.03	Servicios no personales		19.973.517				19.973.517
4.04	Activos reales		10.110.451				10.110.451
4.07	Transferencias y donaciones		16.194.012				16.194.012
	TOTAL		60.000.000				60.000.000

Rectificaciones al Presupuesto del Distrito Capital

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta partida conforme a lo dispuesto en el artículo 33 de las Disposiciones Generales de esta Ley en concordancia con el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público.	55.056.693
TOTAL PRESUPUESTO DE GASTOS	**5.505.669.310**

Cuenta Ahorro-Inversión
Financiamiento del Distrito Capital

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Distrito Capital

Artículo 50. La cuenta ahorro - inversión - financiamiento del Distrito Capital para el Ejercicio Fiscal 2014, es la siguiente:

Denominación	Presupuesto 2014 (En Bolívares)
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**5.505.669.310**
INGRESOS CORRIENTES ORDINARIOS	5.505.669.310
INGRESOS TRIBUTARIOS	3.419.877
Impuestos indirectos	3.419.877
Impuesto sobre la producción, el consumo y transacciones financieras	3.419.877
Impuesto sobre Licores	3.419.877
INGRESOS NO TRIBUTARIOS	4.154.943
Ingresos del dominio minero	4.154.943
Otros minerales	4.154.943
TRANSFERENCIAS CORRIENTES	4.733.388.824
Transferencias corrientes del sector público	4.733.388.824
Transferencias corrientes internas recibidas del sector público	411.000.000
De la República	411.000.000
Situado y asignaciones legales al Poder Estadal y al Poder Municipal	4.272.388.824
Del Situado Constitucional	4.272.388.824
Del Situado Estadal	4.272.388.824
Subsidio de Capitalidad	50.000.000
OTROS INGRESOS	764.705.666
Otros ingresos ordinarios	764.705.666
1.2 GASTOS CORRIENTES	**4.445.094.289**
GASTOS DE CONSUMO	2.084.060.915
Remuneraciones	1.368.632.900
Sueldos, salarios y otras retribuciones	320.787.048
Beneficios y complementos de sueldos y salarios	389.964.240
Aportes patronales	79.462.308
Prestaciones sociales y otras indemnizaciones	112.556.433
Asistencia socioeconómica	465.862.871
Compra de bienes y servicios	560.685.929
Bienes de consumo	222.645.601
Servicios no personales	338.040.328

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Distrito Capital

Denominación	Presupuesto 2014 (En Bolívares)
Impuestos indirectos	154.742.086
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.305.586.664
Al sector privado	522.719.494
Transferencias corrientes al sector privado	440.912.000
Directas a personas	431.000.000
Pensiones y otros beneficios asociados	41.484.815
Jubilaciones y otros beneficios asociados	369.515.185
Otras transferencias directas a personas	20.000.000
Otras transferencias corrientes internas al sector privado	9.500.000
Transferencias Corrientes a Consejos Comunales	412.000
Donaciones corrientes al sector privado	81.807.494
Donaciones a personas	81.007.494
Donaciones a instituciones sin fines de lucro	400.000
Donaciones corrientes a Consejos Comunales	400.000
Al sector público	1.782.867.170
Transferencias corrientes al sector público	1.782.867.170
A los entes descentralizados sin fines empresariales para sus gastos	1.167.373.220
A entes descentralizados con fines empresariales no petroleros	594.132.006
Al Poder Municipal	21.361.944
OTROS GASTOS CORRIENTES	55.446.710
Obligaciones del ejercicio vigente	345.679
Devoluciones de cobros indebidos	238.400
Devoluciones y reintegros diversos	107.279
Indemnizaciones y sanciones pecuniarias	44.338
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	44.338
Otros gastos corrientes	55.056.693
1.3 RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO	**1.060.575.021**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.060.575.021**
RECURSOS PROPIOS DE CAPITAL	1.060.575.021
Ahorro en cuenta corriente	1.060.575.021

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Distrito Capital

Denominación	Presupuesto 2014 (En Bolívares)
2.2 GASTOS DE CAPITAL	**1.018.519.831**
INVERSIÓN REAL DIRECTA	764.185.816
Formación bruta de capital fijo	764.185.816
Edificios e instalaciones	567.146.873
Maquinaria, equipos y otros bienes muebles	166.942.962
Construcciones de bienes de dominio privado	30.095.981
TRANSFERENCIAS Y DONACIONES DE CAPITAL	254.334.015
Al sector privado	147.030.160
Transferencias de capital al sector privado	58.630.693
A personas	5.955.013
A Consejos Comunales	52.675.680
Donaciones de capital al sector privado	88.399.467
A personas	1.300.000
A Consejos Comunales	87.099.467
Al sector público	107.303.855
Donaciones de capital al sector público	107.303.855
A la República	94.553.855
A entes descentralizados con fines empresariales no petroleros	12.750.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**42.055.190**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**42.055.190**
SUPERÁVIT FINANCIERO	42.055.190
3.2 APLICACIONES FINANCIERAS	**42.055.190**
DISMINUCIÓN DE PASIVOS	42.055.190
Disminución de cuentas y efectos por pagar	42.055.190
Disminución de otras cuentas y efectos por pagar	42.055.190
Disminución de obligaciones de ejercicios anteriores	42.055.190

Entes Descentralizados Funcionalmente sin Fines Empresariales del Distrito Capital

CAPÍTULO II

Presupuestos de Ingresos, Gastos y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente del Distrito Capital, sin Fines Empresariales

Artículo 51. Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados del Distrito Capital sin Fines Empresariales, que a continuación se señalan:

Distrito Capital

A0227 Fundación para los Niños, Niñas y Adolescentes del Distrito Capital
A0244 Fundación para la Identidad Caraqueña del Distrito Capital
A0493 Fundación Banda Marcial Caracas
A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas
A0495 Fundación Vivienda del Distrito Capital
A1349 Servicio Autónomo Lotería de Caracas
A1353 Servicio de Administración Tributaria del Distrito Capital (SATDC)
A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital

A0227

Fundación para los Niños, Niñas y Adolescentes del Distrito Capital

FUNDACIÓN PARA LOS NIÑOS, NIÑAS Y ADOLESCENTES DEL DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014:

La Fundación para los Niños, Niñas y Adolescentes del Distrito Capital, es una institución sin fines de lucro, creada por la Gobernación del Distrito Federal, mediante Decreto N° 165 de fecha 23 de mayo de 1994, *actualmente adscrita* al Gobierno del Distrito Capital.

La Fundación tendrá como objetivo fundamental desarrollar programas de carácter social, educativo, asistencial, cultural, ecológico y recreativo para la asistencia y protección de los niños, niñas y adolescentes en el área metropolitana, así mismo promover y apoyar toda iniciativa de concretización y dignificación que conduzca al rescate de los valores éticos y sociales de los niños, niñas y adolescentes en el Distrito Capital.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a la Fundación para el año 2014, se estiman en Bs. 44.077.428, provenientes de la fuente de financiamiento siguiente:

- Aporte del Distrito Capital	Bs. 44.077.428

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de gastos por Proyectos que demandan la cantidad de Bs. 14.400.000 y Acciones Centralizadas un monto de Bs. 29.677.428, en tanto que, por partidas presupuestarias, la distribución es la siguiente:

- Gastos de Personal	Bs. 24.202.609
- Materiales, suministros y mercancías	Bs. 9.205.920
- Servicios No Personales	Bs. 7.725.299
- Activos Reales	Bs. 1.599.600
- Transferencias y Donaciones	Bs. 1.344.000
Total	**Bs. 44.077.428**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la Fundación en el ejercicio presupuestario 2014, se orientarán a la ejecución del proyecto siguiente:

- Atención y abordaje integral para los Niños, Niñas y Adolescentes del Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**44.077.428**
INGRESOS CORRIENTES ORDINARIOS	44.077.428
TRANSFERENCIAS CORRIENTES	44.077.428
Transferencias corrientes del sector público	44.077.428
Transferencias corrientes internas recibidas del sector público	44.077.428
Del Poder Estadal	44.077.428
Distrito Capital	44.077.428
TOTAL RECURSOS	**44.077.428**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**42.477.828**
GASTOS DE CONSUMO	41.133.828
Remuneraciones	24.202.609
Sueldos, salarios y otras retribuciones	13.003.712
Beneficios y complementos de sueldos y salarios	6.481.043
Aportes patronales	1.458.417
Prestaciones sociales y otras indemnizaciones	2.262.586
Asistencia socioeconómica	996.851
Compra de bienes y servicios	16.931.219
Bienes de consumo	9.205.920
Servicios no personales	7.725.299
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.344.000
Al sector privado	1.344.000
Donaciones corrientes al sector privado	1.344.000
Donaciones a personas	672.000
Donaciones a instituciones sin fines de lucro	672.000
GASTOS DE CAPITAL	**1.599.600**
INVERSIÓN REAL DIRECTA	1.599.600
Formación bruta de capital fijo	1.599.600
Maquinaria, equipos y otros bienes muebles	1.599.600
TOTAL GASTOS	**44.077.428**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
122813	Atención y Abordaje Integral para los Niños, Niñas y Adolescentes del Distrito Capital	programa			92.861		14.400.000			14.400.000
	TOTAL						**14.400.000**			**14.400.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		24.273.796			24.273.796
02	Gestión administrativa		5.403.632			5.403.632
	TOTAL		**29.677.428**			**29.677.428**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**236**	**68**	**35**	**339**	**12.974.220**		**12.974.220**
Alto Nivel y de Dirección	2	1	2	5	214.200		214.200
Directivo	7	7		14	612.000		612.000
Profesional y Técnico	80	27	18	125	5.191.200		5.191.200
Personal Administrativo	34	11	9	54	1.926.504		1.926.504
Obrero	113	22	6	141	5.030.316		5.030.316
TOTAL	**236**	**68**	**35**	**339**	**12.974.220**		**12.974.220**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	24.202.609
4.02	Materiales, suministros y mercancías	9.205.920
4.03	Servicios no personales	7.725.299
4.04	Activos reales	1.599.600
4.07	Transferencias y donaciones	1.344.000
	TOTAL	**44.077.428**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**44.077.428**
INGRESOS CORRIENTES ORDINARIOS	44.077.428
TRANSFERENCIAS CORRIENTES	44.077.428
Transferencias corrientes del sector público	44.077.428
Transferencias corrientes internas recibidas del sector público	44.077.428
Del Poder Estadal	44.077.428
Distrito Capital	44.077.428
1.2 GASTOS CORRIENTES	**42.477.828**
GASTOS DE CONSUMO	41.133.828
Remuneraciones	24.202.609
Sueldos, salarios y otras retribuciones	13.003.712
Beneficios y complementos de sueldos y salarios	6.481.043
Aportes patronales	1.458.417
Prestaciones sociales y otras indemnizaciones	2.262.586
Asistencia socioeconómica	996.851
Compra de bienes y servicios	16.931.219
Bienes de consumo	9.205.920
Servicios no personales	7.725.299
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.344.000
Al sector privado	1.344.000
Donaciones corrientes al sector privado	1.344.000
Donaciones a personas	672.000
Donaciones a instituciones sin fines de lucro	672.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**1.599.600**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**1.599.600**
RECURSOS PROPIOS DE CAPITAL	1.599.600
Ahorro en cuenta corriente	1.599.600
2.2 GASTOS DE CAPITAL	**1.599.600**
INVERSIÓN REAL DIRECTA	1.599.600
Formación bruta de capital fijo	1.599.600
Maquinaria, equipos y otros bienes muebles	1.599.600
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0244

Fundación para la Identidad Caraqueña del Distrito Capital

FUNDACIÓN PARA LA IDENTIDAD CARAQUEÑA DEL DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación para la Identidad Caraqueña del Distrito Capital fue constituida mediante Decreto Nº 112 de la Gaceta Oficial del Distrito Capital Nº 096 de fecha 09 de diciembre de 2011, tiene por objeto administrar y coordinar el funcionamiento de los espacios monumentales, culturales y turísticos recuperados o construidos por el Gobierno del Distrito Capital para el disfrute de los ciudadanos, promoviendo un modelo de gestión que tienda hacia la auto sustentabilidad de dichos espacios; así como, dirigir, coordinar, desarrollar y ejecutar proyectos, planes y programas destinados a generar nuevos aportes culturales y turísticos al Distrito Capital y a preservar, desarrollar y promocionar los valores literarios, históricos, artísticos, patrimoniales y de identidad de la ciudad de Caracas.

- **POLÍTICA FINANCIERA:**

Los recursos presupuestarios asignados a la Fundación Identidad Caraqueña del Distrito Capital para el año 2014, se estiman en Bs. 62.303.999 proveniente de la siguiente fuente de financiamiento:

– Aporte del Distrito Capital	Bs.	62.303.999

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Veinticuatro Millones de Bolívares (Bs.24.000.000) y por Acciones Centralizadas la cantidad de Treinta y Ocho Millones Trescientos Tres Mil Novecientos Noventa y Nueve Bolívares (Bs.38.303.999), en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Gastos de Personal	Bs.	29.029.507
– Materiales, Suministros y Mercancías	Bs.	10.131.378
– Servicios No Personales	Bs.	18.133.354
– Activos Reales	Bs.	3.067.760
– Transferencias y Donaciones	Bs.	1.500.000
– Disminución de Pasivos	Bs.	442.000
Total	**Bs.**	**62.303.999**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la Fundación para el ejercicio presupuestario 2014, se orientarán a la ejecución del siguiente proyecto:

- Fortalecimiento del potencial sociocultural para impulsar la identidad caraqueña a través de la puesta en uso social de los espacios públicos y las edificaciones patrimoniales recuperadas en el Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**62.303.999**
INGRESOS CORRIENTES ORDINARIOS	62.303.999
TRANSFERENCIAS CORRIENTES	62.303.999
Transferencias corrientes del sector público	62.303.999
Transferencias corrientes internas recibidas del sector público	62.303.999
Del Poder Estadal	62.303.999
Distrito Capital	62.303.999
TOTAL RECURSOS	**62.303.999**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**58.794.239**
GASTOS DE CONSUMO	57.294.239
Remuneraciones	29.029.507
Sueldos, salarios y otras retribuciones	13.152.345
Beneficios y complementos de sueldos y salarios	10.288.354
Aportes patronales	1.487.270
Prestaciones sociales y otras indemnizaciones	1.559.322
Asistencia socioeconómica	2.542.216
Compra de bienes y servicios	24.854.732
Bienes de consumo	10.131.378
Servicios no personales	14.723.354
Impuestos indirectos	3.410.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector privado	1.500.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	400.000
Donaciones a instituciones sin fines de lucro	600.000
Donaciones corrientes a Consejos Comunales	500.000
GASTOS DE CAPITAL	**3.067.760**
INVERSIÓN REAL DIRECTA	3.067.760
Formación bruta de capital fijo	3.067.760
Maquinaria, equipos y otros bienes muebles	3.067.760
APLICACIONES FINANCIERAS	**442.000**
DISMINUCIÓN DE PASIVOS	442.000
Disminución de cuentas y efectos por pagar	442.000
Disminución de cuentas y efectos por pagar a corto plazo	442.000
Disminución de aportes patronales y retenciones laborales por pagar	442.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	250.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	60.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	52.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	80.000
TOTAL GASTOS	**62.303.999**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
122448	Fortalecimiento del potencial sociocultural para impulsar la identidad caraqueña a través de la puesta en uso social de los espacios públicos y las edificaciones patrimoniales recuperadas en el Distrito Capital.	actividad			1.500		24.000.000			24.000.000
	TOTAL						**24.000.000**			**24.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		26.479.364			26.479.364
02	Gestión administrativa		11.824.635			11.824.635
	TOTAL		**38.303.999**			**38.303.999**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**45**	**35**	**11**	**91**	**4.615.545**	**440.134**	**5.055.679**
Alto Nivel y de Dirección	3	2	1	6	214.200		214.200
Profesional y Técnico	30	25	5	60	3.230.370	323.037	3.553.407
Personal Administrativo	10	6	4	20	1.076.790	107.679	1.184.469
Obrero	2	2	1	5	94.185	9.418	103.603
Personal Contratado	**55**	**45**		**100**	**8.428.800**		**8.428.800**
Profesional y Técnico	55	45		100	8.428.800		8.428.800
TOTAL	**100**	**80**	**11**	**191**	**13.044.345**	**440.134**	**13.484.479**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	29.029.507
4.02	Materiales, suministros y mercancías	10.131.378
4.03	Servicios no personales	18.133.354
4.04	Activos reales	3.067.760
4.07	Transferencias y donaciones	1.500.000
4.11	Disminución de pasivos	442.000
	TOTAL	**62.303.999**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**62.303.999**
INGRESOS CORRIENTES ORDINARIOS	62.303.999
TRANSFERENCIAS CORRIENTES	62.303.999
Transferencias corrientes del sector público	62.303.999
Transferencias corrientes internas recibidas del sector público	62.303.999
Del Poder Estadal	62.303.999
Distrito Capital	62.303.999
1.2 GASTOS CORRIENTES	**58.794.239**
GASTOS DE CONSUMO	57.294.239
Remuneraciones	29.029.507
Sueldos, salarios y otras retribuciones	13.152.345
Beneficios y complementos de sueldos y salarios	10.288.354
Aportes patronales	1.487.270
Prestaciones sociales y otras indemnizaciones	1.559.322
Asistencia socioeconómica	2.542.216
Compra de bienes y servicios	24.854.732
Bienes de consumo	10.131.378
Servicios no personales	14.723.354
Impuestos indirectos	3.410.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector privado	1.500.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	400.000
Donaciones a instituciones sin fines de lucro	600.000
Donaciones corrientes a Consejos Comunales	500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**3.509.760**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**3.509.760**
RECURSOS PROPIOS DE CAPITAL	3.509.760
Ahorro en cuenta corriente	3.509.760
2.2 GASTOS DE CAPITAL	**3.067.760**
INVERSIÓN REAL DIRECTA	3.067.760
Formación bruta de capital fijo	3.067.760
Maquinaria, equipos y otros bienes muebles	3.067.760
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**442.000**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**442.000**
SUPERÁVIT FINANCIERO	442.000
3.2 APLICACIONES FINANCIERAS	**442.000**
DISMINUCIÓN DE PASIVOS	442.000
Disminución de cuentas y efectos por pagar	442.000
Disminución de cuentas y efectos por pagar a corto plazo	442.000
Disminución de aportes patronales y retenciones laborales por pagar	442.000
Disminución de aportes patronales y retenciones laborales por pagar al Instituto Venezolano de los Seguros Sociales (IVSS)	250.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de jubilaciones	60.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo del seguro del paro forzoso	52.000
Disminución de aportes patronales y retenciones laborales por pagar al fondo de ahorro obligatorio para la vivienda (FAOV)	80.000

A0493

Fundación Banda Marcial Caracas

FUNDACIÓN BANDA MARCIAL CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Banda Marcial Caracas tiene por objeto fortalecer las actividades musicales que promuevan la ejecución y creación de obras musicales venezolanas, latinoamericana e internacionales en todos sus géneros, promulgándola y promocionándola mediante conciertos y retretas en diferentes escenarios culturales dirigidos a las distintas comunidades

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para la Fundación en el año 2014, se estiman en Bs. 21.460.000, provenientes de aporte del Distrito Capital.

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, la Fundación presenta una estructura de gastos por Proyectos que demanda la cantidad de Dos Millones Quinientos Cincuenta Mil Bolívares (Bs. 2.550.000), y por Acciones Centralizadas, un monto de Dieciocho Millones Novecientos Diez Mil Bolívares (Bs. 18.910.000); en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Gastos de personal	Bs.	18.933.599
– Materiales, suministros y mercancías	Bs.	663.737
– Servicios no personales	Bs.	1.529.358
– Activos reales	Bs.	136.703
– Transferencias y donaciones	Bs.	50.000
– Disminución de pasivos	Bs.	146.603
Total	**Bs.**	**21.460.000**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR:**

Las acciones a realizar, así como los recursos asignados a la Fundación Banda Marcial Caracas para el ejercicio presupuestario 2014, se orientarán a la ejecución del siguiente proyecto:

- Promoción y Divulgación del Acervo Musical Caraqueño, Nacional y Universal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**21.460.000**
INGRESOS CORRIENTES ORDINARIOS	21.460.000
TRANSFERENCIAS CORRIENTES	21.460.000
Transferencias corrientes del sector público	21.460.000
Transferencias corrientes internas recibidas del sector público	21.460.000
Del Poder Estadal	21.460.000
Distrito Capital	21.460.000
TOTAL RECURSOS	**21.460.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**21.126.694**
GASTOS DE CONSUMO	21.126.694
Remuneraciones	18.933.599
Sueldos, salarios y otras retribuciones	6.150.311
Beneficios y complementos de sueldos y salarios	8.233.294
Aportes patronales	762.283
Prestaciones sociales y otras indemnizaciones	2.906.337
Asistencia socioeconómica	881.374
Compra de bienes y servicios	2.193.095
Bienes de consumo	663.737
Servicios no personales	1.529.358
GASTOS DE CAPITAL	**186.703**
INVERSIÓN REAL DIRECTA	136.703
Formación bruta de capital fijo	136.703
Maquinaria, equipos y otros bienes muebles	136.703
TRANSFERENCIAS Y DONACIONES DE CAPITAL	50.000
Al sector privado	50.000
Transferencias de capital al sector privado	50.000
A personas	50.000
APLICACIONES FINANCIERAS	**146.603**
DISMINUCIÓN DE PASIVOS	146.603
Disminución de cuentas y efectos por pagar	146.603
Disminución de cuentas y efectos por pagar a corto plazo	146.603
Disminución de sueldos, salarios y otras remuneraciones por pagar	146.603
TOTAL GASTOS	**21.460.000**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
123256	Promoción y Divulgación del Acervo Musical Caraqueño, Nacional y Universal	evento			164		2.550.000			2.550.000
	TOTAL						**2.550.000**			**2.550.000**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		17.820.887			17.820.887
02	Gestión administrativa		1.089.113			1.089.113
	TOTAL		**18.910.000**			**18.910.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**25**	**75**	**8**	**108**	**4.679.184**		**4.679.184**
Alto Nivel y de Dirección	1			1	43.800		43.800
Directivo	3	4	4	11	501.360		501.360
Profesional y Técnico	10	55		65	2.788.200		2.788.200
Personal Administrativo	8	10		18	1.030.932		1.030.932
Obrero	1	3	4	8	314.892		314.892
Personal Contratado				5	**240.900**		**240.900**
Profesional y Técnico	2	2		4	192.720		192.720
Personal Administrativo		1		1	48.180		48.180
TOTAL	**25**	**75**	**8**	**108**	**4.920.084**		**4.920.084**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	18.933.599
4.02	Materiales, suministros y mercancías	663.737
4.03	Servicios no personales	1.529.358
4.04	Activos reales	136.703
4.07	Transferencias y donaciones	50.000
4.11	Disminución de pasivos	146.603
	TOTAL	**21.460.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**21.460.000**
INGRESOS CORRIENTES ORDINARIOS	21.460.000
TRANSFERENCIAS CORRIENTES	21.460.000
Transferencias corrientes del sector público	21.460.000
Transferencias corrientes internas recibidas del sector público	21.460.000
Del Poder Estadal	21.460.000
Distrito Capital	21.460.000
1.2 GASTOS CORRIENTES	**21.126.694**
GASTOS DE CONSUMO	21.126.694
Remuneraciones	18.933.599
Sueldos, salarios y otras retribuciones	6.150.311
Beneficios y complementos de sueldos y salarios	8.233.294
Aportes patronales	762.283
Prestaciones sociales y otras indemnizaciones	2.906.337
Asistencia socioeconómica	881.374
Compra de bienes y servicios	2.193.095
Bienes de consumo	663.737
Servicios no personales	1.529.358
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**333.306**
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**333.306**
RECURSOS PROPIOS DE CAPITAL	333.306
Ahorro en cuenta corriente	333.306

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2.2 GASTOS DE CAPITAL	**186.703**
INVERSIÓN REAL DIRECTA	136.703
Formación bruta de capital fijo	136.703
Maquinaria, equipos y otros bienes muebles	136.703
TRANSFERENCIAS Y DONACIONES DE CAPITAL	50.000
Al sector privado	50.000
Transferencias de capital al sector privado	50.000
A personas	50.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**146.603**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**146.603**
SUPERÁVIT FINANCIERO	146.603
3.2 APLICACIONES FINANCIERAS	**146.603**
DISMINUCIÓN DE PASIVOS	146.603
Disminución de cuentas y efectos por pagar	146.603
Disminución de cuentas y efectos por pagar a corto plazo	146.603
Disminución de sueldos, salarios y otras remuneraciones por pagar	146.603

A0494

Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas

FUNDACIÓN PARA EL DESARROLLO ENDÓGENO COMUNAL AGROALIMENTARIO FUNDECA YERBA CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

Esta Fundación tiene por objeto garantizar el desarrollo del sistema de almacenamiento y distribución de alimentos estratégicos para el Distrito Capital, que permite la autonomía, administración, control y racionamiento en condiciones normales y de contingencia, de alimentos para niños, niñas y adolescentes, así como para los adultos mayores y personas con algún tipo de discapacidad. Esto es posible a través de la puesta en servicio de los centros bolivarianos de acopio que se distribuyen en puntos estratégicos de la ciudad capital, así como del apalancamiento socioproductivo comunitario.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs. 184.473.370, discriminados a continuación:

- Transferencias recibidas del Distrito Capital	Bs.	184.473.370
TOTAL	**Bs.**	**184.473.370**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de Gastos por Proyectos que demanda la cantidad de Ciento Treinta y Cinco Millones de Bolívares (Bs. 135.000.000), y por Acciones Centralizadas, un monto de Cuarenta y Nueve Millones Cuatrocientos Setenta y Tres Mil Trescientos Setenta Bolívares (Bs. 49.473.370); distribuidos en las siguientes partidas presupuestarias:

- Gastos de personal	Bs.	45.808.899
- Materiales, suministros y mercancías	Bs.	105.106.326
- Servicios no personales	Bs.	24.657.231
- Activos reales	Bs.	7.557.360
- Transferencias y donaciones	Bs.	1.343.554
TOTAL	**Bs.**	**184.473.370**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Dentro de este marco, la Fundación continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de apoyo institucional necesario para promover la creación y acompañamiento técnico de 20 organizaciones socioproductivas comunitarias orientadas a la satisfacción de las necesidades alimenticias prioritarias de la población escolar adscrita al Gobierno del Distrito Capital, que totaliza 35.900 niños y niñas, realizando el aporte nutricional necesario para el desarrollo integral tanto de éstos como de los demás niños, niñas, adolescentes, adultas y adultos mayores de Caracas directamente atendido por organismos adscritos a la entidad político territorial, a través del almacenamiento, transporte, preparación y suministro de 4.700 toneladas de alimentos, que se materializarán en 17.217.240 raciones alimenticias con las Kilocalorías adecuadas para cada población objetivo. Con estas acciones y recursos se contribuirá directamente al afianzamiento de las políticas especiales en materia de soberanía alimentaria y desarrollo socioproductivo, desde la comunidad, para las poblaciones vulnerables de Caracas, acordes a una línea estratégica señalada en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Programa Integral de Alimentación Revolucionaria (PIAR)

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**184.473.370**
INGRESOS CORRIENTES ORDINARIOS	184.473.370
TRANSFERENCIAS CORRIENTES	184.473.370
Transferencias corrientes del sector público	184.473.370
Transferencias corrientes internas recibidas del sector público	184.473.370
Del Poder Estadal	184.473.370
Distrito Capital	184.473.370
TOTAL RECURSOS	**184.473.370**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**176.916.010**
GASTOS DE CONSUMO	175.572.456
Remuneraciones	45.808.899
Sueldos, salarios y otras retribuciones	17.508.259
Beneficios y complementos de sueldos y salarios	15.915.088
Aportes patronales	2.875.836
Prestaciones sociales y otras indemnizaciones	3.330.720
Asistencia socioeconómica	6.050.996
Otros gastos de personal	128.000
Compra de bienes y servicios	114.481.420
Bienes de consumo	105.106.326
Servicios no personales	9.375.094
Impuestos indirectos	15.282.137
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.343.554
Al sector privado	1.343.554
Transferencias corrientes al sector privado	1.343.554
Transferencias corrientes a Consejos Comunales	1.343.554
GASTOS DE CAPITAL	**7.557.360**
INVERSIÓN REAL DIRECTA	7.557.360
Formación bruta de capital fijo	7.557.360
Maquinaria, equipos y otros bienes muebles	7.557.360
TOTAL GASTOS	**184.473.370**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
123055	Programa Integral de Alimentación Revolucionaria (PIAR)	ración			17.217.240		135.000.000			135.000.000
	TOTAL						135.000.000			135.000.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		45.808.899			45.808.899
02	Gestión administrativa		3.664.471			3.664.471
	TOTAL		49.473.370			49.473.370

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**76**	**132**	**42**	**250**	**17.508.259**	**159.300**	**17.667.559**
Alto Nivel y de Dirección	1			1	133.200		133.200
Directivo	5	5	8	18	1.037.484		1.037.484
Profesional y Técnico	57	27	14	98	10.146.911	159.300	10.306.211
Obrero	13	100	20	133	6.190.664		6.190.664
TOTAL	**76**	**132**	**42**	**250**	**17.508.259**	**159.300**	**17.667.559**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	45.808.899
4.02	Materiales, suministros y mercancías	105.106.326
4.03	Servicios no personales	24.657.231
4.04	Activos reales	7.557.360
4.07	Transferencias y donaciones	1.343.554
	TOTAL	**184.473.370**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**184.473.370**
INGRESOS CORRIENTES ORDINARIOS	184.473.370
TRANSFERENCIAS CORRIENTES	184.473.370
Transferencias corrientes del sector público	184.473.370
Transferencias corrientes internas recibidas del sector público	184.473.370
Del Poder Estadal	184.473.370
Distrito Capital	184.473.370
1.2 GASTOS CORRIENTES	**176.916.010**
GASTOS DE CONSUMO	175.572.456
Remuneraciones	45.808.899
Sueldos, salarios y otras retribuciones	17.508.259
Beneficios y complementos de sueldos y salarios	15.915.088
Aportes patronales	2.875.836
Prestaciones sociales y otras indemnizaciones	3.330.720
Asistencia socioeconómica	6.050.996
Otros gastos de personal	128.000
Compra de bienes y servicios	114.481.420
Bienes de consumo	105.106.326
Servicios no personales	9.375.094
Impuestos indirectos	15.282.137
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.343.554
Al sector privado	1.343.554
Transferencias corrientes al sector privado	1.343.554
Transferencias corrientes a Consejos Comunales	1.343.554
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**7.557.360**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**7.557.360**
RECURSOS PROPIOS DE CAPITAL	7.557.360
Ahorro en cuenta corriente	7.557.360
2.2 GASTOS DE CAPITAL	**7.557.360**
INVERSIÓN REAL DIRECTA	7.557.360
Formación bruta de capital fijo	7.557.360
Maquinaria, equipos y otros bienes muebles	7.557.360
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

A0495

Fundación Vivienda del Distrito Capital

FUNDACIÓN VIVIENDA DEL DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

La Fundación Vivienda del Distrito Capital tiene como objeto, la promoción, administración y ejecución de Programas, Planes y Proyectos de vivienda y hábitat de conformidad con las políticas y directrices emanadas tanto del Gobierno del Distrito Capital, como del Ejecutivo Nacional y del Ente Rector en materia de vivienda y hábitat, a fin de atender en forma integral los requerimientos de la población del Distrito Capital.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados a esta Fundación para el año 2014, se estiman en Bs.159.477.059, discriminados a continuación:

- Transferencias recibidas del Distrito Capital	Bs.	159.477.059
TOTAL	**Bs.**	**159.477.059**

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos para el año 2014, la Fundación presenta una estructura de Gastos por Proyectos que demanda la cantidad de Ciento Veinte Millones de Bolívares (Bs. 120.000.000), y por Acciones Centralizadas, un monto de Treinta y Nueve Millones Cuatrocientos Setenta y Siete Mil Cincuenta y Nueve Bolívares (Bs. 39.477.059); distribuidos en las siguientes partidas presupuestarias:

- Gastos de personal	Bs.	34.176.692
- Materiales, suministros y mercancías	Bs.	17.315.902
- Servicios no personales	Bs.	40.002.295
- Activos reales	Bs.	27.341.850
- Transferencias y donaciones	Bs.	40.350.000
- Disminución de pasivos	Bs.	290.320
TOTAL	**Bs.**	**159.477.059**

- **COBERTURA DE LOS SERVICIOS A PRESTAR:**

Dentro de este marco, la Fundación continuará fortaleciendo y generando las políticas nacionales emanadas del Ejecutivo Nacional en materia de construcción, sustitución y automejoras de viviendas, que garanticen el acceso a una vivienda digna y a los servicios básicos, así como también la ejecución de obras en bienes del dominio privado y/o público para la consecución de los espacios socialistas en las Parroquias del Distrito Capital, tales como plazas, parques, áreas recreacionales, escuelas, entre otras; con base en el ejercicio pleno de la Soberanía Nacional, la Democracia Participativa y Protagónica, la Justicia e Igualdad Social, el Respeto al Ambiente y la Diversidad Cultural, mediante la aplicación de conocimientos populares y académicos dirigidos a la solución de problemas concretos de la sociedad. Como consecuencia, seguirá avanzando en la consolidación del nuevo modelo de gestión, expresado en los lineamientos de la política del Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013-2019. Para los fines antes señalados se prevé la ejecución del siguiente proyecto:

- Construcción, sustitución, adquisición y mejoras de viviendas y rehabilitación de espacios para la consecución del hábitat socialista del Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**159.477.059**
INGRESOS CORRIENTES ORDINARIOS	159.477.059
TRANSFERENCIAS CORRIENTES	159.477.059
Transferencias corrientes del sector público	159.477.059
Transferencias corrientes internas recibidas del sector público	159.477.059
Del Poder Estadal	159.477.059
Distrito Capital	159.477.059
TOTAL RECURSOS	**159.477.059**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**97.944.889**
GASTOS DE CONSUMO	91.494.889
Remuneraciones	34.176.692
Sueldos, salarios y otras retribuciones	7.860.600
Beneficios y complementos de sueldos y salarios	9.046.890
Aportes patronales	2.315.618
Prestaciones sociales y otras indemnizaciones	3.574.169
Asistencia socioeconómica	2.458.648
Otros gastos de personal	8.920.767
Compra de bienes y servicios	47.671.550
Bienes de consumo	17.315.902
Servicios no personales	30.355.648
Impuestos indirectos	9.646.647
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.450.000
Al sector privado	6.450.000
Donaciones corrientes al sector privado	6.450.000
Donaciones a personas	6.450.000
GASTOS DE CAPITAL	**61.241.850**
INVERSIÓN REAL DIRECTA	27.341.850
Formación bruta de capital fijo	27.341.850
Edificios e instalaciones	8.750.000
Maquinaria, equipos y otros bienes muebles	6.137.850
Construcciones de bienes de dominio privado	7.404.000
Construcciones de bienes de dominio público	5.050.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	33.900.000
Al sector privado	33.900.000
Donaciones de capital al sector privado	33.900.000
A personas	33.900.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**290.320**
DISMINUCIÓN DE PASIVOS	290.320
Disminución de cuentas y efectos por pagar	290.320
Disminución de cuentas y efectos por pagar a corto plazo	290.320
Disminución cuentas por pagar a proveedores a corto plazo	290.320
TOTAL GASTOS	**159.477.059**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
123045	Construcción, sustitución, adquisición y mejoras de viviendas y rehabilitación de espacios para la consecución del hábitat socialista del Distrito Capital	familia			1.425		120.000.000			120.000.000
	TOTAL						**120.000.000**			**120.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		34.283.592			34.283.592
02	Gestión administrativa		5.193.467			5.193.467
	TOTAL		**39.477.059**			**39.477.059**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**108**	**82**	**13**	**203**	**7.776.600**		**7.776.600**
Alto Nivel y de Dirección	1			1	44.760		44.760
Personal Administrativo	101	53	13	167	6.243.096		6.243.096
Obrero	6	29		35	1.488.744		1.488.744
Personal Contratado	**2**			**2**	**84.000**		**84.000**
Personal Administrativo	2			2	84.000		84.000
TOTAL	**110**	**82**	**13**	**205**	**7.860.600**		**7.860.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	34.176.692
4.02	Materiales, suministros y mercancías	17.315.902
4.03	Servicios no personales	40.002.295
4.04	Activos reales	27.341.850
4.07	Transferencias y donaciones	40.350.000
4.11	Disminución de pasivos	290.320
	TOTAL	**159.477.059**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**159.477.059**
INGRESOS CORRIENTES ORDINARIOS	159.477.059
TRANSFERENCIAS CORRIENTES	159.477.059
Transferencias corrientes del sector público	159.477.059
Transferencias corrientes internas recibidas del sector público	159.477.059
Del Poder Estadal	159.477.059
Distrito Capital	159.477.059
1.2 GASTOS CORRIENTES	**97.944.889**
GASTOS DE CONSUMO	91.494.889
Remuneraciones	34.176.692
Sueldos, salarios y otras retribuciones	7.860.600
Beneficios y complementos de sueldos y salarios	9.046.890
Aportes patronales	2.315.618
Prestaciones sociales y otras indemnizaciones	3.574.169
Asistencia socioeconómica	2.458.648
Otros gastos de personal	8.920.767
Compra de bienes y servicios	47.671.550
Bienes de consumo	17.315.902
Servicios no personales	30.355.648
Impuestos indirectos	9.646.647
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.450.000
Al sector privado	6.450.000
Donaciones corrientes al sector privado	6.450.000
Donaciones a personas	6.450.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**61.532.170**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**61.532.170**
RECURSOS PROPIOS DE CAPITAL	61.532.170
Ahorro en cuenta corriente	61.532.170
2.2 GASTOS DE CAPITAL	**61.241.850**
INVERSIÓN REAL DIRECTA	27.341.850
Formación bruta de capital fijo	27.341.850
Edificios e instalaciones	8.750.000
Maquinaria, equipos y otros bienes muebles	6.137.850
Construcciones de bienes de dominio privado	7.404.000
Construcciones de bienes de dominio público	5.050.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	33.900.000
Al sector privado	33.900.000
Donaciones de capital al sector privado	33.900.000
A personas	33.900.000
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**290.320**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**290.320**
SUPERÁVIT FINANCIERO	290.320
3.2 APLICACIONES FINANCIERAS	**290.320**
DISMINUCIÓN DE PASIVOS	290.320
Disminución de cuentas y efectos por pagar	290.320
Disminución de cuentas y efectos por pagar a corto plazo	290.320
Disminución cuentas por pagar a proveedores a corto plazo	290.320

A1349

Servicio Autónomo Lotería de Caracas

SERVICIO AUTÓNOMO LOTERÍA DE CARACAS

- **POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014**

El Servicio Autónomo Lotería de Caracas, tiene por objeto recaudar recursos provenientes de la explotación de juegos de lotería bien que la actividad se realice de forma directa o a través de terceros, a objeto de financiar la asistencia social principalmente en materia de salud, deporte, cultura y recreación, de acuerdo con las demandas que presenten las personas necesitadas u organismos de atención social sin fines empresariales, de acuerdo con las líneas que defina conjuntamente con el Gobierno del Distrito Capital, ayudando así a cubrir de manera activa y efectiva las necesidades presentes en la población que hace vida en el territorio nacional, principalmente en las áreas antes señaladas.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para el Servicio Autónomo Lotería de Caracas en el año 2014, se estiman en Bs. 6.250.000, provenientes de la fuente de financiamiento:

– Recursos Propios	Bs.	6.250.000

- **POLÍTICA DE GASTOS Y APLICACIONES FINANCIERAS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, el Servicio Autónomo Lotería de Caracas presenta una estructura de gastos por Proyectos que demanda la cantidad de Tres Millones Doscientos Veintisiete Mil Ochenta y Cuatro Bolívares Exactos (Bs. 3.227.084) y por Acciones Centralizadas un monto de Tres Millones Veintidós Mil Novecientos Dieciséis Bolívares Exactos (Bs. 3.022.916); en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Gastos de personal	Bs.	2.718.229
– Materiales, suministros y mercancías	Bs.	119.254
– Servicios no personales	Bs.	764.195
– Activos reales	Bs.	17.120
– Transferencias y donaciones	Bs.	2.625.000
– Disminución de pasivos	Bs.	6.202
Total	**Bs.**	**6.250.000**

- **COBERTURA DE LOS SERVICIOS A PRESTAR POR EL SERVICIO AUTÓNOMO LOTERÍA DE CARACAS:**

Las acciones a realizar, así como los recursos asignados al Servicio Autónomo Lotería de Caracas en el ejercicio presupuestario 2014, se orientarán a la ejecución del proyecto siguiente:

- Beneficencia pública y asistencia social a personas a nivel nacional

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**6.250.000**
INGRESOS CORRIENTES ORDINARIOS	6.250.000
INGRESOS DE OPERACIÓN	6.250.000
Otros ingresos de operación	6.250.000
TOTAL RECURSOS	**6.250.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**6.226.678**
GASTOS DE CONSUMO	3.601.678
Remuneraciones	2.718.229
Sueldos, salarios y otras retribuciones	730.820
Beneficios y complementos de sueldos y salarios	362.420
Aportes patronales	221.668
Prestaciones sociales y otras indemnizaciones	377.932
Asistencia socioeconómica	201.368
Otros gastos de personal	824.021
Compra de bienes y servicios	883.449
Bienes de consumo	119.254
Servicios no personales	764.195
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.625.000
Al sector privado	2.200.000
Donaciones corrientes al sector privado	2.200.000
Donaciones a personas	2.200.000
Al sector público	425.000
Transferencias corrientes al sector público	425.000
A los entes descentralizados sin fines empresariales para sus gastos	125.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	300.000
GASTOS DE CAPITAL	**17.120**
INVERSIÓN REAL DIRECTA	17.120
Formación bruta de capital fijo	17.120
Maquinaria, equipos y otros bienes muebles	17.120

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
APLICACIONES FINANCIERAS	**6.202**
DISMINUCIÓN DE PASIVOS	6.202
Disminución de cuentas y efectos por pagar	6.202
Disminución de cuentas y efectos por pagar a corto plazo	6.202
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.202
TOTAL GASTOS	**6.250.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
121869	Beneficencia pública y asistencia social a personas a nivel nacional	persona			1.600	3.227.084				3.227.084
TOTAL						3.227.084				3.227.084

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	1.994.145				1.994.145
02	Gestión administrativa	1.028.771				1.028.771
TOTAL		3.022.916				3.022.916

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/ Salarios	Compensación	Total
Personal Fijo a Tiempo Completo	**12**	**8**		**20**	**730.820**		**730.820**
Alto Nivel y de Dirección		1		1	36.000		36.000
Profesional y Técnico	8	3		11	390.156		390.156
Personal Administrativo	3	2		5	176.216		176.216
Obrero	1	2		3	128.448		128.448
TOTAL	**12**	**8**		**20**	**730.820**		**730.820**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	2.718.229
4.02	Materiales, suministros y mercancías	119.254
4.03	Servicios no personales	764.195
4.04	Activos reales	17.120
4.07	Transferencias y donaciones	2.625.000
4.11	Disminución de pasivos	6.202
	TOTAL	**6.250.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**6.250.000**
INGRESOS CORRIENTES ORDINARIOS	6.250.000
INGRESOS DE OPERACIÓN	6.250.000
Otros ingresos de operación	6.250.000
1.2 GASTOS CORRIENTES	**6.226.678**
GASTOS DE CONSUMO	3.601.678
Remuneraciones	2.718.229
Sueldos, salarios y otras retribuciones	730.820
Beneficios y complementos de sueldos y salarios	362.420
Aportes patronales	221.668
Prestaciones sociales y otras indemnizaciones	377.932
Asistencia socioeconómica	201.368
Otros gastos de personal	824.021
Compra de bienes y servicios	883.449
Bienes de consumo	119.254
Servicios no personales	764.195
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.625.000
Al sector privado	2.200.000
Donaciones corrientes al sector privado	2.200.000
Donaciones a personas	2.200.000
Al sector público	425.000
Transferencias corrientes al sector público	425.000
A los entes descentralizados sin fines empresariales para sus gastos	125.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	300.000
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**23.322**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**23.322**
RECURSOS PROPIOS DE CAPITAL	23.322
Ahorro en cuenta corriente	23.322
2.2 GASTOS DE CAPITAL	**17.120**
INVERSIÓN REAL DIRECTA	17.120
Formación bruta de capital fijo	17.120
Maquinaria, equipos y otros bienes muebles	17.120
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**6.202**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**6.202**
SUPERÁVIT FINANCIERO	6.202
3.2 APLICACIONES FINANCIERAS	**6.202**
DISMINUCIÓN DE PASIVOS	6.202
Disminución de cuentas y efectos por pagar	6.202
Disminución de cuentas y efectos por pagar a corto plazo	6.202
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.202

A1353

Servicio de Administración Tributaria del Distrito Capital (SATDC)

SERVICIO DE ADMINISTRACIÓN TRIBUTARIA DEL DISTRITO CAPITAL (SATDC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

EL Servicio de Administración Tributaria del Distrito Capital, tiene como objetivo la recaudación, organización y control de los tributos en el marco de las leyes vigentes relativas a la materia, de manera de contribuir con el financiamiento de las políticas sociales formuladas por el Distrito Capital, para orientar su gestión en el cumplimiento de las competencias asignadas en las leyes.

Las políticas y estrategias emprendidas por el Servicio de Administración Tributaria del Distrito Capital (SATDC), se mantienen de cara a la definición, consolidación y sustentabilidad de un modelo socialista de país, apoyado en directrices que permitan modificar de forma positiva la cultura tributaria de los contribuyentes que ejercen actividades económicas dentro de la jurisdicción del Distrito Capital, como iniciativa trascendental hacía el impulso de participación activa en la construcción y fortalecimiento de los valores que guían los destinos del país, en cumplimiento de la Misión y Objeto Institucional en concordancia con las acciones efectivas del proceso revolucionario en desarrollo.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios para el Servicio de Administración Tributaria del Distrito Capital en el año 2014, se estiman en Bs. 33.688.829, provenientes de la fuente de financiamiento siguiente:

– Aporte del Distrito Capital	Bs.	33.688.829

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, el ente presenta una estructura de gastos por Proyectos que demanda la cantidad de Dieciséis Millones Novecientos Setenta y Cuatro Mil Cuatrocientos Treinta y Siete Bolívares (Bs. 16.974.437), y por Acciones Centralizadas, un monto de Dieciséis Millones Setecientos Catorce Mil Trescientos Noventa y Dos Bolívares (Bs. 16.714.392); en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Gastos de personal	Bs.	18.999.485
– Materiales, suministros y mercancías	Bs.	5.838.932
– Servicios no personales	Bs.	6.570.138
– Activos reales	Bs.	2.280.274
Total	**Bs.**	**33.688.829**

- **POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Las acciones a realizar, así como los recursos asignados al ente en el ejercicio presupuestario 2014, se orientarán a la ejecución del siguiente proyecto:

- Fortalecimiento de la Recaudación de Tributos en el Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**33.688.829**
INGRESOS CORRIENTES ORDINARIOS	33.688.829
TRANSFERENCIAS CORRIENTES	33.688.829
Transferencias corrientes del sector público	33.688.829
Transferencias corrientes internas recibidas del sector público	33.688.829
Del Poder Estadal	33.688.829
Distrito Capital	33.688.829
TOTAL RECURSOS	**33.688.829**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**31.408.555**
GASTOS DE CONSUMO	31.408.555
Remuneraciones	18.999.485
Sueldos, salarios y otras retribuciones	4.857.006
Beneficios y complementos de sueldos y salarios	8.205.923
Aportes patronales	1.203.852
Prestaciones sociales y otras indemnizaciones	1.925.424
Asistencia socioeconómica	2.807.280
Compra de bienes y servicios	11.670.071
Bienes de consumo	5.838.932
Servicios no personales	5.831.139
Impuestos indirectos	738.999
GASTOS DE CAPITAL	**2.280.274**
INVERSIÓN REAL DIRECTA	2.280.274
Formación bruta de capital fijo	2.280.274
Maquinaria, equipos y otros bienes muebles	2.280.274
TOTAL GASTOS	**33.688.829**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
122861	Fortalecimiento de la recaudación de tributos en el Distrito Capital	contribuyente			90.000		16.974.437			16.974.437
	TOTAL						**16.974.437**			**16.974.437**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		8.951.922			8.951.922
02	Gestión administrativa		7.762.470			7.762.470
	TOTAL		**16.714.392**			**16.714.392**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**50**	**44**	**8**	**102**	**3.990.400**		**3.990.400**
Alto Nivel y de Dirección		1		1	43.800		43.800
Directivo	3	1		4	590.062		590.062
Profesional y Técnico	32	28	5	65	2.163.563		2.163.563
Personal Administrativo	12	12	3	27	1.022.775		1.022.775
Obrero	3	2		5	170.200		170.200
Personal Contratado	**8**	**7**		**15**	**866.606**		**866.606**
Profesional y Técnico	8	7		15	866.606		866.606
TOTAL	**58**	**51**	**8**	**117**	**4.857.006**		**4.857.006**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	18.999.485
4.02	Materiales, suministros y mercancías	5.838.932
4.03	Servicios no personales	6.570.138
4.04	Activos reales	2.280.274
	TOTAL	**33.688.829**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**33.688.829**
INGRESOS CORRIENTES ORDINARIOS	33.688.829
TRANSFERENCIAS CORRIENTES	33.688.829
Transferencias corrientes del sector público	33.688.829
Transferencias corrientes internas recibidas del sector público	33.688.829
Del Poder Estadal	33.688.829
Distrito Capital	33.688.829
1.2 GASTOS CORRIENTES	**31.408.555**
GASTOS DE CONSUMO	31.408.555
Remuneraciones	18.999.485
Sueldos, salarios y otras retribuciones	4.857.006
Beneficios y complementos de sueldos y salarios	8.205.923
Aportes patronales	1.203.852
Prestaciones sociales y otras indemnizaciones	1.925.424
Asistencia socioeconómica	2.807.280
Compra de bienes y servicios	11.670.071
Bienes de consumo	5.838.932
Servicios no personales	5.831.139
Impuestos indirectos	738.999
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**2.280.274**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**2.280.274**
RECURSOS PROPIOS DE CAPITAL	2.280.274
Ahorro en cuenta corriente	2.280.274
2.2 GASTOS DE CAPITAL	**2.280.274**
INVERSIÓN REAL DIRECTA	2.280.274
Formación bruta de capital fijo	2.280.274
Maquinaria, equipos y otros bienes muebles	2.280.274
2.3 RESULTADO FINANCIERO : EQUILIBRADO	

A1354

Cuerpo de Bomberos del Gobierno del Distrito Capital

CUERPO DE BOMBEROS DEL GOBIERNO DEL DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA Y FINANCIERA PARA EL AÑO 2014

El Cuerpo de Bomberos del Gobierno del Distrito Capital, es un servicio desconcentrado de seguridad Ciudadana esencialmente profesional y técnico, de naturaleza civil, cuya finalidad fundamental es proteger la vida de los ciudadanos y ciudadanas del Distrito Capital, ante la posible ocurrencia de incendios, rescates, salvamento y otros siniestros, participando en la investigación de sus causas u orígenes, así como orientando y formando a las comunidades del Distrito Capital, en la administración de emergencias y desastres.

• POLÍTICA FINANCIERA:

Los recursos presupuestarios para el Cuerpo de Bomberos del Gobierno del Distrito Capital en el año 2014, se estiman en Bs. 661.892.535, provenientes de la fuente de financiamiento siguiente:

- Aporte del Distrito Capital Bs. 661.892.535

• POLÍTICA DE GASTOS:

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, el servicio desconcentrado presenta una estructura de gastos por Proyectos que demanda la cantidad de Sesenta y Ocho Millones Cuatrocientos Mil Bolívares (Bs. 68.400.000), y por Acciones Centralizadas, un monto de Quinientos Noventa y Tres Millones Cuatrocientos Noventa y Dos Mil Quinientos Treinta y Cinco Bolívares (Bs. 593.492.535); en tanto que, por partidas presupuestarias, la distribución es la siguiente:

- Gastos de personal	Bs.	502.732.346
- Materiales, suministros y mercancías	Bs.	28.787.860
- Servicios no personales	Bs.	25.006.850
- Activos reales	Bs.	60.143.438
- Transferencias y donaciones	Bs.	16.455.720
- Disminución de pasivos	Bs.	28.766.321
Total	**Bs.**	**661.892.535**

• POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL SERVICIO DESCONCENTRADO:

Las acciones a realizar, así como los recursos asignados al órgano en el ejercicio presupuestario 2014, se orientarán a la ejecución del proyecto siguiente:

- Optimización de los Servicios de Atención de Emergencias prestado por el Cuerpo de Bomberos del Distrito Capital a las comunidades, a través de la dotación de equipos de sus estaciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**661.892.535**
INGRESOS CORRIENTES ORDINARIOS	661.892.535
TRANSFERENCIAS CORRIENTES	661.892.535
Transferencias corrientes del sector público	661.892.535
Transferencias corrientes internas recibidas del sector público	661.892.535
Del Poder Estadal	661.892.535
Distrito Capital	661.892.535
TOTAL RECURSOS	**661.892.535**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**572.982.776**
GASTOS DE CONSUMO	556.527.056
Remuneraciones	502.732.346
Sueldos, salarios y otras retribuciones	141.577.711
Beneficios y complementos de sueldos y salarios	209.316.126
Aportes patronales	22.976.563
Prestaciones sociales y otras indemnizaciones	81.757.502
Asistencia socioeconómica	36.354.444
Otros gastos de personal	10.750.000
Compra de bienes y servicios	37.978.753
Bienes de consumo	28.787.860
Servicios no personales	9.190.893
Impuestos indirectos	15.815.957
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.455.720
Al sector privado	16.455.720
Transferencias corrientes al sector privado	16.455.720
Directas a personas	16.455.720
Jubilaciones y otros beneficios asociados	13.200.000
Otras transferencias directas a personas	3.255.720
GASTOS DE CAPITAL	**60.143.438**
INVERSIÓN REAL DIRECTA	60.143.438
Formación bruta de capital fijo	60.143.438
Maquinaria, equipos y otros bienes muebles	60.143.438
APLICACIONES FINANCIERAS	**28.766.321**
DISMINUCIÓN DE PASIVOS	28.766.321
Disminución de cuentas y efectos por pagar	2.880.000
Disminución de cuentas y efectos por pagar a corto plazo	1.080.000
Disminución de sueldos, salarios y otra remuneraciones por pagar	480.000
Disminución de aportes patronales y retenciones laborales por pagar	600.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2014
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	600.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	1.800.000
Disminución de cuentas por pagar a contratistas a mediano y largo plazo	1.800.000
Disminución de otros pasivos	25.886.321
Disminución de obligaciones de ejercicios anteriores	25.886.321
TOTAL GASTOS	**661.892.535**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
			Fem.	Masc.	Total					
122877	Optimización de los Servicios de Atención de Emergencias prestado por el Cuerpo de Bomberos del Distrito Capital a las comunidades, a través de la dotación de equipos de sus estaciones.	equipamiento			4.969		68.400.000			68.400.000
	TOTAL						**68.400.000**			**68.400.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias del Distrito Capital	Donaciones del Distrito Capital	Otras	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		502.732.346			502.732.346
02	Gestión administrativa		77.560.189			77.560.189
03	Previsión y protección social		13.200.000			13.200.000
	TOTAL		**593.492.535**			**593.492.535**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**641**	**2.393**	**501**	**3.535**	**136.721.619**	**1.832.445**	**138.554.064**
Profesional y Técnico	388	2.287	368	3.043	91.581.210	147.280	91.728.490
Personal Administrativo	123	77	90	290	36.103.621	159.158	36.262.779
Personal Médico	3		17	20	6.711.717	106.668	6.818.385
Obrero	127	29	26	182	2.325.071	1.419.339	3.744.410
Personal Contratado	**57**	**121**	**2**	**180**	**3.526.092**		**3.526.092**
Personal Administrativo	23	80		103	1.811.050		1.811.050
Personal Docente	34	41		75	1.705.042		1.705.042
Obrero			2	2	10.000		10.000
TOTAL	**698**	**2.514**	**503**	**3.715**	**140.247.711**	**1.832.445**	**142.080.156**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Personas			Presupuesto 2014
	F	M	Total	
Jubilados	**21**	**522**	**543**	**13.200.000**
Empleados	21	522	543	13.200.000
TOTAL	**21**	**522**	**543**	**13.200.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	502.732.346
4.02	Materiales, suministros y mercancías	28.787.860
4.03	Servicios no personales	25.006.850
4.04	Activos reales	60.143.438
4.07	Transferencias y donaciones	16.455.720
4.11	Disminución de pasivos	28.766.321
	TOTAL	**661.892.535**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**661.892.535**
INGRESOS CORRIENTES ORDINARIOS	661.892.535
TRANSFERENCIAS CORRIENTES	661.892.535
Transferencias corrientes del sector público	661.892.535
Transferencias corrientes internas recibidas del sector público	661.892.535
Del Poder Estadal	661.892.535
Distrito Capital	661.892.535
1.2 GASTOS CORRIENTES	**572.982.776**
GASTOS DE CONSUMO	556.527.056
Remuneraciones	502.732.346
Sueldos, salarios y otras retribuciones	141.577.711
Beneficios y complementos de sueldos y salarios	209.316.126
Aportes patronales	22.976.563
Prestaciones sociales y otras indemnizaciones	81.757.502
Asistencia socioeconómica	36.354.444
Otros gastos de personal	10.750.000
Compra de bienes y servicios	37.978.753
Bienes de consumo	28.787.860
Servicios no personales	9.190.893
Impuestos indirectos	15.815.957
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.455.720
Al sector privado	16.455.720
Transferencias corrientes al sector privado	16.455.720
Directas a personas	16.455.720
Jubilaciones y otros beneficios asociados	13.200.000
Otras transferencias directas a personas	3.255.720
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**88.909.759**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**88.909.759**
RECURSOS PROPIOS DE CAPITAL	88.909.759
Ahorro en cuenta corriente	88.909.759
2.2 GASTOS DE CAPITAL	**60.143.438**
INVERSIÓN REAL DIRECTA	60.143.438
Formación bruta de capital fijo	60.143.438
Maquinaria, equipos y otros bienes muebles	60.143.438
2.3 RESULTADO FINANCIERO : SUPERÁVIT	**28.766.321**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**28.766.321**
SUPERÁVIT FINANCIERO	28.766.321
3.2 APLICACIONES FINANCIERAS	**28.766.321**
DISMINUCIÓN DE PASIVOS	28.766.321
Disminución de cuentas y efectos por pagar	2.880.000
Disminución de cuentas y efectos por pagar a corto plazo	1.080.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	480.000
Disminución de aportes patronales y retenciones laborales por pagar	600.000
Disminución de aportes patronales y retenciones laborales por pagar a caja de ahorros	600.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	1.800.000
Disminución de cuentas por pagar a contratistas a mediano y largo plazo	1.800.000
Disminución de otros pasivos	25.886.321
Disminución de obligaciones de ejercicios anteriores	25.886.321

E7700

Territorio Insular Francisco de Miranda

CAPÍTULO III

Presupuesto de Ingresos, Gastos y Operaciones de Financiamiento del Territorio Insular Francisco de Miranda

SECCIÓN PRIMERA

Presupuesto de Ingresos y Fuentes de Financiamiento del Territorio Insular Francisco de Miranda

Artículo 52. La estimación de los Ingresos y Fuentes de Financiamiento del Territorio Insular Francisco de Miranda para el Ejercicio Fiscal 2014, asciende a la cantidad de **CUATROCIENTOS VEINTICUATRO MILLONES DOSCIENTOS CUARENTA Y OCHO MIL CIENTO SETENTA Y UN BOLÍVARES (Bs. 424.248.171).**

CONCEPTO	BOLÍVARES
INGRESOS CORRIENTES ORDINARIOS	**100.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000.000
Del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
INGRESOS DE CAPITAL	**355.600**
RECURSOS PROPIOS DE CAPITAL	**355.600**
Incremento de la depreciación y amortización acumuladas	355.600

FUENTES DE FINANCIAMIENTO	**323.892.571**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**323.892.571**
Disminución de otros activos financieros	323.892.571
Disminución de disponibilidades	323.892.571
Disminución de Bancos	323.892.571
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**424.248.171**

SECCIÓN SEGUNDA

Presupuesto de Gastos y Aplicaciones Financieras del Territorio Insular Francisco de Miranda

Artículo 53. Acuérdense los créditos presupuestarios del Territorio Insular Francisco de Miranda para el ejercicio fiscal 2014, por la cantidad de **CUATROCIENTOS VEINTICUATRO MILLONES DOSCIENTOS CUARENTA Y OCHO MIL CIENTO SETENTA Y UN BOLÍVARES (Bs. 424.248.171)**, asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO	BOLÍVARES
GASTOS CORRIENTES	**243.072.536**
GASTOS DE CONSUMO	224.749.276
Remuneraciones	83.012.933
Sueldos, salarios y otras retribuciones	11.917.141
Beneficios y complementos de sueldos y salarios	36.944.414
Aportes patronales	3.799.896
Prestaciones sociales y otras indemnizaciones	5.410.123
Asistencia socioeconómica	23.641.359
Otros gastos de personal	1.300.000
Compra de Bienes y servicios	141.380.743
Bienes de consumo	23.758.000
Servicios no personales	117.622.743
Depreciación y amortización	355.600

TRANSFERENCIAS Y DONACIONES CORRIENTES	17.323.260
Al sector público	17.323.260
Transferencias corrientes al sector público	17.323.260
A los entes descentralizados sin fines empresariales para sus gastos	17.323.260
OTROS GASTOS CORRIENTES	1.000.000
Otros gastos corrientes	1.000.000
GASTOS DE CAPITAL	**171.604.940**
INVERSION REAL DIRECTA	171.604.940
Formación Bruta de Capital Fijo	171.604.940
Maquinaria, equipos y otros bienes muebles	60.761.543
Bienes preexistentes	10.476.800
Construcciones de bienes de dominio privado	31.034.000
Construcciones de bienes de dominio público	69.332.597
APLICACIONES FINANCIERAS	**9.570.695**
DISMINUCION DE PASIVOS	9.570.695
Disminución de cuentas y efectos por pagar	9.570.695
Disminución de cuentas y efectos por pagar a corto plazo	9.570.695
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.274.250
Disminución de aportes patronales y retenciones laborales por pagar	3.796.445
Disminución cuentas por pagar a proveedores a corto plazo	500.000
Disminución cuentas por pagar a contratistas a corto plazo	3.000.000
TOTAL GASTOS	**424.248.171**

TERRITORIO INSULAR FRANCISCO DE MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014

El Territorio Insular Francisco de Miranda, es una unidad política territorial, con personalidad jurídica y patrimonio propio, con un sistema de gobierno constituido por un órgano ejecutivo, representado por un Jefe o Jefa de Gobierno, cuya función legislativa está a cargo de la Asamblea Nacional, tal como lo establecen las disposiciones constitucionales, el Decreto con Rango, Valor y Fuerza de Ley de Creación del Territorio Insular Francisco de Miranda y su Reglamento. Su ámbito geográfico comprende las Dependencias Federales: El Archipiélago de Las Aves, el Archipiélago de Los Roques, el Archipiélago de La Orchila y demás islas, islotes, cayos y bancos existentes o que se formen o que aparezcan dentro de los límites del Territorio Insular Francisco de Miranda.

El régimen especial otorgado a esta unidad político-territorial, se fundamenta en la necesidad de crear las condiciones que permitan el desarrollo de su capacidad productiva, la protección del ambiente y de sus recursos naturales, con responsabilidad social, bajo los principios consagrados en la Constitución de la República Bolivariana de Venezuela y las líneas estratégicas establecidas en el Plan de la Patria, Segundo Plan Socialista de Desarrollo Económico y Social de la Nación 2013 – 2019.

En este sentido, esta unidad territorial para el año 2014, en cumplimiento de sus competencias y atribuciones, tiene previsto emprender y ejecutar un conjunto de acciones que impactan favorablemente en los ciudadanos y ciudadanas que habitan los espacios del Territorio Insular Francisco de Miranda, dirigidas fundamentalmente al desarrollo social integral en las áreas de seguridad ciudadana, servicios básicos, programas sociales, seguridad marítima, conservación y protección del ambiente, aprovechamiento y uso sustentable y sostenible de los recursos destinados a las actividades de explotación comercial e industrial.

Para el año 2014 el Gobierno del Territorio Insular Francisco de Miranda formuló los siguientes proyectos de inversión social y productiva:

- Afianzamiento de los Servicios Básicos en el Territorio Insular Francisco de Miranda.
- Mejoramiento de la Infraestructura necesaria para el Desarrollo Integral del Territorio Insular Francisco de Miranda.
- Mejoramiento y consolidación Socio-Económica y Cultural de la calidad de vida de la población del Territorio Insular Francisco de Miranda.
- Fortalecimiento del Sistema Integrado de Ordenación Territorial, y Planificación Turística y Ambiental del Territorio Insular Francisco de Miranda.
- Promoción y desarrollo de la investigación científica, patrimonial y cultural en el Territorio Insular Francisco de Miranda.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios del Territorio Insular Francisco de Miranda, se estiman en Bs. 424.248.171, cuyas fuentes de financiamiento provienen de:

– Transferencias de la República	Bs.	100.000.000
– Incremento de la Depreciación y Amortización Acumuladas	Bs.	355.600
– Recursos Propios	Bs.	323.892.571
Total	**Bs.**	**424.248.171**

- **POLÍTICA DE GASTOS:**

La orientación del gasto, de acuerdo con las políticas adoptadas por el Territorio Insular Francisco de Miranda, se distribuirá a nivel de partidas presupuestarias de la siguiente manera:

– Gastos de Personal	Bs.	83.012.933
– Materiales, Suministros y Mercancías	Bs.	23.758.000
– Servicios no Personales	Bs.	117.622.743
– Activos Reales	Bs.	171.604.940
– Transferencias y Donaciones	Bs.	17.323.260
– Otros Gastos	Bs.	355.600
– Disminución de Pasivos	Bs.	9.570.695
– Rectificaciones al Presupuesto	Bs.	1.000.000
Total	**Bs.**	**424.248.171**

RESUMEN DE PROYECTOS DEL TERRITORIO INSULAR FRANCISCO DE MIRANDA
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Recursos Ordinarios Ingresos Propios	Recursos Ordinarios Situado Constitucional	Recursos Ordinarios Cons. Fed. Gob. Fond.Comp.intert.	Recursos Ordinarios Otras	Recursos Extraordinarios Otras Fuentes	Presupuesto 2014
120.505	E77000022000	Afianzamiento de los Servicios Básicos en el Territorio Insular Francisco de Miranda.	Sistema			6	131.203.298					131.203.298
121.140	E77000023000	Mejoramiento de la Infraestructura necesaria para el Desarrollo Integral del Territorio Insular Francisco de Miranda.	Obra			10	28.571.429					28.571.429
121.221	E77000024000	Mejoramiento y consolidación Socio-Económica y Cultural de la calidad de vida de la población del Territorio Insular Francisco de Miranda.	Obra			48	40.696.500					40.696.500
121.287	E77000025000	Fortalecimiento del Sistema Integrado de Ordenación Territorial, y Planificación Turística y Ambiental del Territorio Insular Francisco de Miranda.	Obra			1	5.030.582					5.030.582
121.307	E77000026000	Promoción y desarrollo de la investigación científica, patrimonial y cultural en el Territorio Insular Francisco de Miranda.	Investigación			7	3.584.000					3.584.000
						TOTAL	209.085.809					209.085.809

RESUMEN DE ACCIONES CENTRALIZADAS DEL TERRITORIO INSULAR FRANCISCO DE MIRANDA
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
E77000001000	Dirección y coordinación de los gastos de los trabajadores y trabajadoras	650.000			83.012.933		83.662.933
E77000002000	Gestión administrativa	114.512.362			16.987.067		131.499.429
	TOTAL	115.162.362			100.000.000		215.162.362

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos / Salarios	Compensaciones	Presupuesto 2014
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**61**	**152**	**69**	**282**	**9.833.741**	**3.330.856**	**13.164.597**
Altos Funcionarios y de Elección Popular		1		1	83.720	302.001	385.721
Alto Nivel y de Dirección		15		15	615.734	601.450	1.217.184
Profesional y Técnico	51	39	69	159	4.173.023	1.163.276	5.336.299
Obrero	10	97		107	4.961.264	1.264.129	6.225.393
Personal Contratado	**10**	**19**		**29**	**1.783.400**		**1.783.400**
Profesional y Técnico	10	19		29	1.783.400		1.783.400
TOTAL	**71**	**171**	**69**	**311**	**11.617.141**	**3.330.856**	**14.947.997**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS DEL TERRITORIO INSULAR FRANCISCO DE MIRANDA
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.01	Gastos de personal				83.012.933		83.012.933
4.02	Materiales, suministros y mercancías	7.775.000			15.983.000		23.758.000
4.03	Servicios no personales	117.622.743					117.622.743
4.04	Activos reales	171.600.873			4.067		171.604.940
4.07	Transferencias y donaciones	17.323.260					17.323.260
4.08	Otros gastos	355.600					355.600
4.11	Disminución de pasivos	9.570.695					9.570.695
4.98	Rectificaciones al Presupuesto				1.000.000		1.000.000
	TOTAL	**324.248.171**			**1.000..000**		**424.248.171**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	17.323.260					17.323.260
4.07.01.00.00	Transferencias y donaciones corrientes internas	17.323.260					17.323.260
4.07.01.03.00	Transferencias corrientes internas al sector público	17.323.260					17.323.260
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	17.323.260					17.323.260
	- A0288 Servicio de Administración Tributaria Insular Miranda (SATIM)	17.323.260					17.323.260

PROYECTO: COD. N.E: 120505 COD. PPTO: E77000022000 Afianzamiento de los Servicios Básicos en el Territorio Insular Francisco de Miranda.

UNIDAD DE MEDIDA: sistema

CANTIDAD: Fem.(0) Mas.(0) Total(6)

ASIGNACIÓN PRESUPUESTARIA: 131.203.298

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una Gestión de Gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la Infraestructura necesaria para un desarrollo integral. Fomentar el turismo, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Implementar planes de mejoramiento y dotación de servicios públicos básicos que beneficien la calidad de vida de la población del Territorio Insular Francisco de Miranda.

RESULTADO: Instalación de sistema de generación y distribución de energía eléctrica, agua potable, aguas servidas y manejo de desechos sólidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.03	Servicios no personales	16.015.435					16.015.435
4.04	Activos reales	114.832.263					114.832.263
4.08	Otros gastos	355.600					355.600
	TOTAL	**131.203.298**					**131.203.298**

PROYECTO: COD. N.E: 121140 COD. PPTO: E77000023000 Mejoramiento de la Infraestructura necesaria para el Desarrollo Integral del Territorio Insular Francisco de Miranda.

UNIDAD DE MEDIDA: obra

CANTIDAD: Fem.(0) Mas.(0) Total(10)

ASIGNACIÓN PRESUPUESTARIA: 28.571.429

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una Gestión de Gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la Infraestructura necesaria para un desarrollo integral. Fomentar el turismo, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Dotar al Territorio insular Francisco de Miranda de la Infraestructura necesaria para el fortalecimiento de la actividad socioeconómica y la defensa de la Soberanía y Bienestar de sus pobladores.

RESULTADO: Construcción de muelles de apoyo logístico, turístico y de servicios, ampliación de la pista de Aterrizaje en el Gran Roque, Construcción de Torre de Control en los Roques.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.03	Servicios no personales	22.871.429					22.871.429
4.04	Activos reales	5.700.000					5.700.000
	TOTAL	**28.571.429**					**28.571.429**

PROYECTO: COD. N.E: 121221 COD. PPTO: E77000024000 Mejoramiento y consolidación Socio-Económica y Cultural de la calidad de vida de la población del Territorio Insular Francisco de Miranda.

UNIDAD DE MEDIDA: obra

CANTIDAD: Fem.(0) Mas.(0) Total(48)

ASIGNACIÓN PRESUPUESTARIA: 40.696.500

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una Gestión de Gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la Infraestructura necesaria para un desarrollo integral. Fomentar el turismo, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Mejorar el acceso a la vivienda, alimentos, educación y empleo de la población del Territorio Insular Francisco de Miranda.

RESULTADO: Construcción de viviendas dignas, mercado popular, centro educativo de nivel superior y centro cultural en el Gran Roque.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.03	Servicios no personales	8.662.500					8.662.500
4.04	Activos reales	32.034.000					32.034.000
	TOTAL	**40.696.500**					**40.696.500**

PROYECTO: COD. N.E: 121287 COD. PPTO: E77000025000 Fortalecimiento del Sistema Integrado de Ordenación Territorial, y Planificación Turística y Ambiental del Territorio Insular Francisco de Miranda.

UNIDAD DE MEDIDA: obra

CANTIDAD: Fem.(0) Mas.(0) Total(1)

ASIGNACIÓN PRESUPUESTARIA: 5.030.582

OBJETIVO HISTÓRICO: Convertir a Venezuela en un país potencia en lo social, lo económico y lo político dentro de la Gran Potencia Naciente de América Latina y el Caribe, que garanticen la conformación de una zona de paz en Nuestra América

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una Gestión de Gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la Infraestructura necesaria para un desarrollo integral. Fomentar el turismo, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Consolidar como destino turístico de calidad, accesible a todos los venezolanos y competitivo a nivel internacional con la construcción de complejos turísticos.

RESULTADO: Construcción de Complejo Turístico Craski

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.03	Servicios no personales	1.074.705					1.074.705
4.04	Activos reales	3.955.877					3.955.877
	TOTAL	5.030.582					5.030.582

PROYECTO: COD. N.E: 121307 COD. PPTO: E77000026000 Promoción y desarrollo de la investigación científica, patrimonial y cultural en el Territorio Insular Francisco de Miranda.

UNIDAD DE MEDIDA: investigación

CANTIDAD: Fem.(0) Mas.(0) Total(7)

ASIGNACIÓN PRESUPUESTARIA: 3.584.000

OBJETIVO HISTÓRICO: Preservar la vida en el planeta y salvar a la especie humana

OBJETIVO ESTRATÉGICO INSTITUCIONAL: Desarrollar una Gestión de Gobierno que permita la participación popular y comunal, el fortalecimiento y mejoramiento de los servicios básicos y de seguridad pública, dotar al Territorio Insular Francisco de Miranda de la Infraestructura necesaria para un desarrollo integral. Fomentar el turismo, la protección ambiental y la investigación científica y arqueológica dentro del TIFM.

OBJETIVOS ESPECÍFICOS: Consolidar al Territorio Insular Francisco de Miranda como centro de referencia para la investigación científica y arqueológica.

RESULTADO: Ejecución de proyectos de verificación de naufragios, construcción de museo comunal en el Gran Roque, apoyo y patrocinio de talleres de arqueología comunal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.03	Servicios no personales	384.000					384.000
4.04	Activos reales	3.200.000					3.200.000
	TOTAL	3.584.000					3.584.000

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores y trabajadoras
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.01	Gastos de personal				83.012.933		83.012.933
4.03	Servicios no personales	650.000					650.000
	TOTAL	**650.000**			**83.012.933**		**83.662.933**

ACCIÓN CENTRALIZADA: Gestión administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.775.000			15.983.000		23.758.000
4.03	Servicios no personales	67.964.674					67.964.674
4.04	Activos reales	11.878.733			4.067		11.882.800
4.07	Transferencias y donaciones	17.323.260					17.323.260
4.11	Disminución de pasivos	9.570.695					9.570.695
4.98	Rectificaciones al Presupuesto				1.000.000		1.000.000
	TOTAL	114.512.362			16.987.067		131.499.429

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento					Presupuesto 2014
		Recursos Ordinarios				Recursos Extraordinarios	
		Ingresos Propios	Situado Constitucional	Cons.Fed.Gob. Fond.Comp.Intert.	Otras	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	17.323.260					17.323.260
4.07.01.00.00	Transferencias y donaciones corrientes internas	17.323.260					17.323.260
4.07.01.03.00	Transferencias corrientes internas al sector público	17.323.260					17.323.260
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	17.323.260					17.323.260
	- . A0288 Servicio de Administración Tributaria Insular Miranda (SATIM)	17.323.260					17.323.260

Rectificaciones al Presupuesto del Territorio Insular Francisco de Miranda

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta partida conforme a lo dispuesto en el artículo 33 de las Disposiciones Generales de esta Ley en concordancia con el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público.	1.000.000
TOTAL PRESUPUESTO DE GASTOS	**424.248.171**

Cuenta Ahorro-Inversión
Territorio Insular Francisco de Miranda

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Territorio Insular Francisco de Miranda

Artículo 54. La cuenta ahorro - inversión - financiamiento del Territorio Insular Francisco de Miranda para el Ejercicio Fiscal 2014, es la siguiente:

Denominación	Presupuesto 2014 (En Bolívares)
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**100.000.000**
INGRESOS CORRIENTES ORDINARIOS	100.000.000
TRANSFERENCIAS CORRIENTES	100.000.000
Transferencias corrientes del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
1.2 GASTOS CORRIENTES	**243.072.536**
GASTOS DE CONSUMO	224.749.276
Remuneraciones	83.012.933
Sueldos, salarios y otras retribuciones	11.917.141
Beneficios y complementos de sueldos y salarios	36.944.414
Aportes patronales	3.799.896
Prestaciones sociales y otras indemnizaciones	5.410.123
Asistencia socioeconómica	23.641.359
Otros gastos de personal	1.300.000
Compra de bienes y servicios	141.380.743
Bienes de consumo	23.758.000
Servicios no personales	117.622.743
Depreciación y amortización	355.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.323.260
Al sector público	17.323.260
Transferencias corrientes al sector público	17.323.260
A los entes descentralizados sin fines empresariales para sus gastos	17.323.260
OTROS GASTOS CORRIENTES	1.000.000
Otros gastos corrientes	1.000.000
1.3 RESULTADO ECONOMICO: (DESAHORRO)	**(143.072.536)**

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Territorio Insular Francisco de Miranda

Denominación	Presupuesto 2014 (En Bolívares)
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**(142.716.936)**
RECURSOS PROPIOS DE CAPITAL	(142.716.936)
Desahorro en cuenta corriente	(143.072.536)
Incremento de la depreciación y amortización acumuladas	355.600
2.2 GASTOS DE CAPITAL	**171.604.940**
INVERSIÓN REAL DIRECTA	171.604.940
Formación bruta de capital fijo	171.604.940
Maquinaria, equipos y otros bienes muebles	60.761.543
Bienes preexistentes	10.476.800
Construcciones de bienes de dominio privado	31.034.000
Construcciones de bienes de dominio público	69.332.597
2.3 RESULTADO FINANCIERO : (DÉFICIT)	**(314.321.876)**
3. CUENTA FINANCIERA	
3.1 FUENTES DE FINANCIAMIENTO	**323.892.571**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	323.892.571
Disminución de otros activos financieros	323.892.571
Disminución de disponibilidades	323.892.571
Disminución de bancos	323.892.571
3.2 APLICACIONES FINANCIERAS	**323.892.571**
DISMINUCIÓN DE PASIVOS	9.570.695
Disminución de cuentas y efectos por pagar	9.570.695
Disminución de cuentas y efectos por pagar a corto plazo	9.570.695
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.274.250
Disminución de aportes patronales y retenciones laborales por pagar	3.796.445
Disminución cuentas por pagar a proveedores a corto plazo	500.000
Disminución cuentas por pagar a contratistas a corto plazo	3.000.000
DÉFICIT FINANCIERO	314.321.876

CAPÍTULO IV

Presupuestos de Ingresos, Gastos y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente del Territorio Insular Francisco de Miranda, sin Fines Empresariales

Artículo 55. Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras del Ente Descentralizado del Territorio Insular Francisco de Miranda sin Fines Empresariales, que a continuación se señala:

Territorio Insular Francisco de Miranda

A0288 Servicio de Administración Tributaria Insular Miranda (SATIM)

Entes Descentralizados Funcionalmente sin Fines Empresariales del Territorio Insular Francisco de Miranda

A0288

Servicio de Administración Tributaria Insular Miranda (SATIM)

SERVICIO DE ADMINISTRACIÓN TRIBUTARIA INSULAR MIRANDA (SATIM)

- **POLÍTICA PRESUPUESTARIA PARA EL AÑO 2014:**

Mediante decreto N° 8.954 es publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.913 de fecha 02 de mayo de 2012, el Reglamento Orgánico de la Jefatura de Gobierno del Territorio Insular Francisco de Miranda (TIFM) en el cual se establece la Creación y Organización del Servicio de Administración Tributaria Insular Miranda (SATIM) para la liquidación y recaudación de los tributos del TIFM, así como las tareas de fiscalización, cobro de intereses y la aplicación de las normas tributarias, esto bajo la figura de servicio desconcentrado sin personalidad jurídica propia. El Servicio de Administración Tributaria Insular Miranda (SATIM), podrá además asumir las atribuciones de captación y administración de ingresos no tributarios del territorio insular, cuando el jefe o jefa de gobierno así lo indique.

- **POLÍTICA DE FINANCIAMIENTO:**

Los recursos presupuestarios asignados al SATIM para el año 2014, se estiman en Bs. 59.684.602, proveniente de las siguientes fuentes de financiamiento:

– Transferencias recibidas del Poder Estadal	Bs. 17.323.260
– Ingresos Propios	Bs. 42.361.342
Total	**Bs. 59.684.602**

- **POLÍTICA DE GASTOS:**

A fin de cumplir con los objetivos establecidos en la planificación del año 2014, el Satim presenta una estructura presupuestaria por Proyectos que demanda la cantidad de Bs. 13.400.000 y Acciones Centralizadas por un monto de Bs. 46.284.602, en tanto que, por partidas presupuestarias, la distribución es la siguiente:

– Gastos de Personal	Bs. 21.123.260
– Materiales, suministros y mercancías	Bs. 5.410.951
– Servicios No Personales	Bs. 12.608.141
– Activos Reales	Bs. 20.542.250
Total	**Bs. 59.684.602**

- **COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:**

Las acciones a realizar, así como los recursos asignados al Satim en el ejercicio presupuestario 2014, se orientarán a la ejecución del siguiente proyecto:

- Gestión Integral del Servicio de Administración Tributaria

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2014
INGRESOS CORRIENTES	**59.684.602**
INGRESOS CORRIENTES ORDINARIOS	59.684.602
TRANSFERENCIAS CORRIENTES	17.323.260
Transferencias corrientes del sector público	17.323.260
Transferencias corrientes internas recibidas del sector público	17.323.260
Del Poder Estadal	17.323.260
Territorio Insular Francisco de Miranda	17.323.260
OTROS INGRESOS	42.361.342
Otros ingresos ajenos a la operación	42.361.342
TOTAL RECURSOS	**59.684.602**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2014
GASTOS CORRIENTES	**39.142.352**
GASTOS DE CONSUMO	39.142.352
Remuneraciones	21.123.260
Sueldos, salarios y otras retribuciones	6.700.000
Beneficios y complementos de sueldos y salarios	4.896.100
Aportes patronales	139.023
Prestaciones sociales y otras indemnizaciones	2.962.972
Asistencia socioeconómica	6.425.165
Compra de bienes y servicios	18.019.092
Bienes de consumo	5.410.951
Servicios no personales	12.608.141
GASTOS DE CAPITAL	**20.542.250**
INVERSIÓN REAL DIRECTA	20.542.250
Formación bruta de capital fijo	20.542.250
Maquinaria, equipos y otros bienes muebles	12.842.250
Construcciones de bienes de dominio público	7.700.000
TOTAL GASTOS	**59.684.602**

RESUMEN DE PROYECTOS

(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2014
		Unidad de Medida	Cantidad			Recursos Propios	Transferencias del Territorio Insular	Donaciones del Territorio Insular	Otras Fuentes	
			Fem.	Masc.	Total					
123419	Gestión Integral del Servicio de Administración Tributaria	obra			3	13.400.000				13.400.000
TOTAL						**13.400.000**				**13.400.000**

RESUMEN DE ACCIONES CENTRALIZADAS

(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2014
		Recursos Propios	Transferencias del Territorio Insular	Donaciones del Territorio Insular	Otras Fuentes	
01	Dirección y coordinación de los gastos de los trabajadores y trabajadoras		17.323.260			17.323.260
02	Gestión administrativa	28.961.342				28.961.342
TOTAL		**28.961.342**	**17.323.260**			**46.284.602**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO

(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2014		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**16**	**19**	**25**	**60**	**4.980.250**		**4.980.250**
Directivo	1	1	8	10	840.000		840.000
Profesional y Técnico	6	13		19	1.827.041		1.827.041
Personal Administrativo	1		1	2	107.136		107.136
Obrero	8	5	16	29	2.206.073		2.206.073
Personal Contratado	**26**	**16**		**42**	**3.800.000**		**3.800.000**
Obrero	26	16		42	3.800.000		3.800.000
TOTAL	**42**	**35**	**25**	**102**	**8.780.250**		**8.780.250**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Código	Denominación	Presupuesto 2014
4.01	Gastos de personal	21.123.260
4.02	Materiales, suministros y mercancías	5.410.951
4.03	Servicios no personales	12.608.141
4.04	Activos reales	20.542.250
	TOTAL	**59.684.602**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
1. CUENTA CORRIENTE	
1.1 INGRESOS CORRIENTES	**59.684.602**
INGRESOS CORRIENTES ORDINARIOS	59.684.602
TRANSFERENCIAS CORRIENTES	17.323.260
Transferencias corrientes del sector público	17.323.260
Transferencias corrientes internas recibidas del sector público	17.323.260
Del Poder Estadal	17.323.260
Territorio Insular Francisco de Miranda	17.323.260
Recursos Ordinarios	17.323.260
OTROS INGRESOS	42.361.342
Otros ingresos ajenos a la operación	42.361.342
1.2 GASTOS CORRIENTES	**39.142.352**
GASTOS DE CONSUMO	39.142.352
Remuneraciones	21.123.260
Sueldos, salarios y otras retribuciones	6.700.000
Beneficios y complementos de sueldos y salarios	4.896.100
Aportes patronales	139.023
Prestaciones sociales y otras indemnizaciones	2.962.972
Asistencia socioeconómica	6.425.165
Compra de bienes y servicios	18.019.092
Bienes de consumo	5.410.951
Servicios no personales	12.608.141
1.3 RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**20.542.250**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO

(En Bolívares)

Denominación	Presupuesto 2014
2. CUENTA CAPITAL	
2.1 INGRESOS DE CAPITAL	**20.542.250**
RECURSOS PROPIOS DE CAPITAL	20.542.250
Ahorro en cuenta corriente	20.542.250
2.2 GASTOS DE CAPITAL	**20.542.250**
INVERSIÓN REAL DIRECTA	20.542.250
Formación bruta de capital fijo	20.542.250
Maquinaria, equipos y otros bienes muebles	12.842.250
Construcciones de bienes de dominio público	7.700.000
2.3 RESULTADO FINANCIERO : EQUILIBRIO	

Artículo 56. Esta Ley entrará en vigencia el primer día del mes de enero de 2014.

Dada firmada y sellada en el Palacio Federal Legislativo, sede de la Asamblea Nacional, en Caracas a los diez (10) días del mes de diciembre de dos mil trece. Año 203° de la Independencia y 154° de la Federación.

DIOSDADO CABELLO RONDON

Presidente de la Asamblea Nacional

DARIO VIVAS

Primer Vicepresidente

BLANCA EEKHOUT

Segundo Vicepresidente

VÍCTOR CLARK BOSCÁN

Secretario

FIDEL VÁSQUEZ

Subsecretario

Promulgación de la Ley de Presupuesto para el Ejercicio Fiscal 2014, de conformidad con lo previsto en el artículo 213 de la Constitución de la República Bolivariana de Venezuela.

Palacio de Miraflores, en Caracas, a los diez (10) días del mes de diciembre de dos mil trece. Años 203° de la Independencia, 154° de la Federación y 14° de la Revolución Bolivariana.

Cúmplase,
(L.S.)

NICOLAS MADURO MOROS

Refrendado
El Vicepresidente Ejecutivo
(L.S.)

JORGE ALBERTO ARREAZA MONSERRAT

Refrendado,
El Ministro del Poder Popular del
Despacho de la Presidencia y
Seguimiento de la Gestión de Gobierno
(L.S.)

WILMER OMAR BARRIENTOS FERNÁNDEZ

Refrendado
El Ministro del Poder Popular
para las Relaciones Interiores, Justicia y Paz
(L.S.)

MIGUEL EDUARDO RODRÍGUEZ TORRES

Refrendado
El Ministro del Poder Popular para
Relaciones Exteriores
(L.S.)

ELÍAS JAUA MILANO

Refrendado
El Ministro del Poder Popular
de Planificación
(L.S.)

JORGE GIORDANI

Refrendado
El Ministro del Poder Popular
de Finanzas
(L.S.)

NELSON JOSÉ MERENTES DÍAZ

Refrendado
La Ministra del Poder Popular
para la Defensa
(L.S.)

CARMEN TERESA MELÉNDEZ RIVAS

Refrendado
El Ministro del Poder Popular para
el Comercio
(L.S.)

ALEJANDRO ANTONIO FLEMING CABRERA

Refrendado
El Ministro del Poder Popular para
Industrias
(L.S.)

RICARDO JOSE MENÉNDEZ PRIETO

Refrendado
El Ministro del Poder Popular para
el Turismo
(L.S.)

ANDRÉS GUILLERMO IZARRA GARCÍA

Refrendado
El Ministro del Poder Popular para
la Agricultura y Tierras
(L.S.)

YVÁN EDUARDO GIL PINTO

Refrendado
El Ministro del Poder Popular para
la Educación Universitaria
(L.S.)

PEDRO ENRIQUE CALZADILLA

Refrendado
La Ministra del Poder Popular para
la Educación
(L.S.)

MARYANN DEL CARMEN HANSON FLORES

Refrendado
El Ministro del Poder Popular para
la Salud
(L.S.)

FRANCISCO ALEJANDRO ARMADA PÉREZ

Refrendado
La Ministra del Poder Popular para
el Trabajo y Seguridad Social
(L.S.)

MARÍA CRISTINA IGLESIAS

Refrendado
El Ministro del Poder Popular para
Transporte Terrestre
(L.S.)

HAIMAN EL TROUDI DOUWARA

Refrendado
La Ministra del Poder Popular para
Transporte Acuático y Aéreo
(L.S.)

HEBERT JOSUE GARCÍA PLAZA

Refrendado
El Ministro del Poder Popular para
Vivienda y Hábitat
(L.S.)

RICARDO ANTONIO MOLINA PEÑALOZA

Refrendado
El Ministro del Poder Popular de
Petróleo y Minería
(L.S.)

RAFAEL DARÍO RAMÍREZ CARREÑO

Refrendado
El Ministro del Poder Popular para
el Ambiente
(L.S.)

MIGUEL LEONARDO RODRÍGUEZ

Refrendado
El Ministro del Poder Popular
para Ciencia, Tecnología e Innovación
(L.S.)

MANUEL ÁNGEL FERNÁNDEZ MELÉNDEZ

Refrendado
La Ministra del Poder Popular para
la Comunicación y la Información
(L.S.)

DELCY ELOINA RODRÍGUEZ GÓMEZ

Refrendado
El Ministro del Poder Popular para
las Comunas y los movimientos sociales
(L.S.)

REINALDO ANTONIO ITURRIZA LÓPEZ

Refrendado
El Ministro del Poder Popular para
la Alimentación
(L.S.)

FÉLIX RAMÓN OSORIO GUZMÁN

Refrendado
El Ministro del Poder Popular para
la Cultura
(L.S.)

FIDEL ERNESTO BARBARITO HERNÁNDEZ

Refrendado
La Ministra del Poder Popular para
el Deporte
(L.S.)

ALEJANDRA BENÍTEZ ROMERO

Refrendado
La Ministra del Poder Popular para
los Pueblos Indígenas
(L.S.)

ALOHA JOSELYN NUÑEZ GUTIERREZ

Refrendado
La Ministra del Poder Popular
para la Mujer y la Igualdad de Género
(L.S.)

ANDREINA TARAZÓN BOLÍVAR

Refrendado
El Ministro del Poder Popular
para Energía Eléctrica
(L.S.)

JESSE ALONSO CHACÓN ESCAMILLO

Refrendado
El Ministro del Poder Popular
para la Juventud
(L.S.)

HÉCTOR VICENTE RODRÍGUEZ CASTRO

Refrendado
La Ministra del Poder Popular
para el Servicio Penitenciario
(L.S.)

MARÍA IRIS VARELA RANGEL

Refrendado
El Ministro de Estado para
La Banca Pública
(L.S.)

RODOLFO CLEMENTE MARCO TORRES

Refrendado
El Ministro de Estado para
la Transformación Revolucionaria
de la Gran Caracas
(L.S.)

ERNESTO EMILIO VILLEGAS POLJAK

Refrendado
El Ministro de Estado para
la Región Estratégica de Desarrollo
Integral Central
(L.S.)

LUIS ALFREDO MOTTA DOMÍNGUEZ

Refrendado
La Ministra de Estado para
la Región Estratégica de Desarrollo
Integral Occidental
(L.S.)

ISIS TATIANA OCHOA CAÑIZALEZ

Refrendado
La Ministra de Estado para
la Región Estratégica de Desarrollo
Integral Los Llanos
(L.S.)

NANCY EVARISTA PÉREZ SIERRA

Refrendado
La Ministra de Estado para
la Región Estratégica de Desarrollo
Integral Oriental
(L.S.)

MARIA PILAR HERNÁNDEZ DOMÍNGUEZ

Refrendado
El Ministro de Estado para
la Región Estratégica de Desarrollo
Integral Guayana
(L.S.)

CARLOS ALBERTO OSORIO ZAMBRANO

Refrendado
El Ministro de Estado para
la Región Estratégica de Desarrollo
Integral de la Zona Marítima y Espacios Insulares
(L.S.)

MARLENE YADIRA CÓRDOVA DE PIERUZZI

Refrendado
El Ministro de Estado para
la Región Estratégica de Desarrollo
Integral Los Andes
(L.S.)

CELSO ENRIQUE CANELONES GUEVARA

GACETA OFICIAL

DE LA REPÚBLICA BOLIVARIANA DE VENEZUELA

DEPÓSITO LEGAL PPO 187207DF1

AÑO CXLI –MES II Número 6114 Extraordinario

Caracas, 10 de diciembre de 2013

Esquina de Urapal, edificio Dimase, La Candelaria
Caracas - Venezuela
Tarifa sujeta a publicación de fecha 14 de noviembre de 2003 en la Gaceta Oficial 37.817
http://www.minci.gob.ve / http://imprenta.gotdns.org

LEY DE PUBLICACIONES OFICIALES
(22 DE JULIO DE 1941)

Artículo 11. La GACETA OFICIAL, creada por Decreto Ejecutivo del 11 de octubre de 1872, continuará editándose en la Imprenta Nacional con la denominación GACETA OFICIAL DE LA REPUBLICA BOLIVARIANA DE VENEZUELA.

Artículo 12. La GACETA OFICIAL DE LA REPUBLICA BOLIVARIANA DE VENEZUELA, se publicará todos los días hábiles, sin perjuicio de que se editen números extraordinarios siempre que fuere necesario; y deberán insertarse en ella sin retardo los actos oficiales que hayan de publicarse.

Parágrafo Único. Las ediciones extraordinarias de la GACETA OFICIAL tendrán una numeración especial.

Artículo 13. En la GACETA OFICIAL DE LA REPUBLICA BOLIVARIANA DE VENEZUELA, se publicarán los actos de los Poderes Públicos que deberán insertarse y aquéllos cuya inclusión sea conveniente por el Ejecutivo Nacional.

Artículo 14. Las Leyes, Decretos y demás actos oficiales tendrán carácter de públicos por el hecho de aparecer en la GACETA OFICIAL DE LA REPUBLICA BOLIVARIANA DE VENEZUELA, cuyos ejemplares tendrán fuerza de documentos públicos.